Form 20-F
period 2004-12-31
Ship Finance International LTD
filed 2005-06-30
CIK 1289877

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)
[_]          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended                December 31, 2004
                         -------------------------------------------------------

                                       OR

[_]             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from
                              --------------------------------------------------


Commission file number
                      ----------------------------------------------------------


                       Ship Finance International Limited
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


                       Ship Finance International Limited
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)


                                     Bermuda
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organisation)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Securities registered or to be registered pursuant to section 12(b) of the Act.

      Title of each class                          Name of each exchange
                                                    on which registered
Common Shares, $1.00 Par Value                    New York Stock Exchange
--------------------------------                --------------------------------

Securities registered or to be registered pursuant to section 12(g) of the Act.


--------------------------------------------------------------------------------
                                (Title of class)


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.


                         Common Shares, $1.00 Par Value
--------------------------------------------------------------------------------
                                (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                    74,900,837 Common Shares, $1.00 Par Value
--------------------------------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                          Yes [X]            No [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

                     Item 17  [_]          Item 18  [X]

                          INDEX TO REPORT ON FORM 20-F

PART I                                                                     PAGE

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...............1

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.............................1

ITEM 3.   KEY INFORMATION.....................................................1

ITEM 4.   INFORMATION ON THE COMPANY..........................................9

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................24

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................45

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...................47

ITEM 8.   FINANCIAL INFORMATION...............................................48

ITEM 9.   THE OFFER AND LISTING...............................................49

ITEM 10.  ADDITIONAL INFORMATION..............................................49

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..........56

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............57

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................58

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
          HOLDERS AND USE OF PROCEEDS.........................................58

ITEM 15.  CONTROLS AND PROCEDURES.............................................58

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT....................................58

ITEM 16B. CODE OF ETHICS......................................................58

ITEM 16C. PRINCIPAL ACCOUNTANT FEES...........................................58

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES..........59

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS................................................59

ITEM 18.  FINANCIAL STATEMENTS................................................59

ITEM 19.  EXHIBITS............................................................61

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Ship Finance International Limited, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, including changes in demand resulting from changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

ITEM 3.  KEY INFORMATION

A.   SELECTED FINANCIAL DATA

The selected income statement data for the year ended December 31, 2004 and the period from October 10, 2003 (date of incorporation) to December 31, 2003 and the selected balance sheet data as of December 31, 2004 and December 31, 2003 is derived from our audited financial statements included herein. The selected combined income statement data for the fiscal years ended December 31, 2003 and 2002, and the selected combined balance sheet data as of December 31, 2003 have been derived from our audited predecessor combined carve-out financial statements included herein. The selected combined income statement data for the fiscal years ended December 31, 2001 and 2000 and selected combined balance sheet data with respect to the fiscal years ended December 31, 2002, 2001 and 2000 has been derived from our audited predecessor combined carve-out financial statements not included herein. The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and our historical financial statements and the notes thereto included elsewhere herein.

                                                                         Period from
                                                           Year Ended   October 10 to           Predecessor combined carve-out
                                                             December      December               Year Ended December 31,
                                                             31, 2004       31,2003    2003      2002        2001         2000
                                                             --------       -------    ----      ----        ----         ----
                                                                  (in thousands of dollars except common shares, per share, fleet and average daily time  charter equivalent earnings data)
Income Statement Data:
Total operating revenues (1)                                  492,069          -      695,068     365,174      486,655     482,908
Net operating income                                          347,157          -      348,816      86,091      230,718     262,251
Net income                                                    262,659     (1,937)     334,812      18,024      212,010     212,144
Earnings per share, basic and diluted (2)                       $3.52          -        $4.53       $0.24        $2.87       $2.87
Cash dividends paid                                            78,905          -          n/a         n/a          n/a         n/a

Balance Sheet Data (at end of period):
Cash and cash equivalents                                      29,193          -       26,519      20,634       26,041      15,274
Vessels and equipment, net                                    236,305          -    1,863,504   1,904,146    1,696,528   1,572,844
Investment in finance leases (including current portion)    1,718,642          -            -           -            -           -
Total assets                                                2,152,937    582,192    2,156,348   2,123,607    1,951,353   1,784,676
Long term debt  (including current portion)                 1,478,894    580,000      991,610   1,106,847    1,000,537     971,852
Share capital (2)                                              74,901         12          n/a         n/a          n/a         n/a
Stockholders' equity (deficit)                                660,982     (1,925)     822,026     485,605      466,742     259,632
Common shares outstanding                                  74,900,837     12,000          n/a         n/a          n/a         n/a
Weighted average common shares outstanding (2)             74,610,946     12,000          n/a         n/a          n/a         n/a

Cash Flow Data:
Cash provided by operating activities                         178,528          -      415,523     115,658      307,167         n/a

Cash provided by (used in) investing activities                76,948   (565,500)     (51,632)   (261,779)    (271,850)        n/a

Cash provided by (used in) financing activities              (226,283)   565,500     (358,006)    140,714      (24,549)        n/a

Fleet Data:
Number of wholly owned vessels (end of period)                     46          -           43          42           38          35
Number of vessels owned in joint ventures (end of period)           -          -            6           9            7           2

Average Daily Time Charter Equivalent Earnings: (3)
VLCCs                                                         $35,482         n/a         n/a         n/a          n/a         n/a
Suezmaxes                                                     $26,313         n/a         n/a         n/a          n/a         n/a
Suezmax OBOs                                                  $26,313         n/a         n/a         n/a          n/a         n/a

-----------------------------
n/a:  Not applicable

(1) Operating revenues from January 1, 2004 include finance lease interest income, finance lease service revenues, profit sharing revenues from our profit sharing arrangement with Frontline Ltd. and charter revenues for the period prior to our vessels commencing trading under their charters to Frontline. They also include charter revenues for vessels trading under long term charters to third parties during the period. All of the vessels that we have acquired from Frontline are chartered to subsidiaries of Frontline under long term charters which are generally accounted for as finance leases. We allocate $6,500 per day from each time charter payment as finance lease service revenue. The balance of each charter payment is allocated between finance lease interest income and finance lease repayment in order to produce a constant periodic return on the balance of our net investments in finance leases. Our arrangement with Frontline is that while our vessels are completing performance of third party charters, we pay Frontline all revenues we earn under third party charters in exchange for Frontline paying us the Frontline charter rates. We account for the revenues received from these third party charters as time charter, bareboat or voyage revenues as applicable, and the subsequent payment of these amounts to Frontline as deemed dividends paid. We account for the charter revenues received from Frontline prior to the charters becoming effective for accounting purposes as deemed equity contributions received.

     The  following table analyzes our total operating revenues in 2004:

                                                            Year Ended
                                                         December 31, 2004
                                                      (in thousands of dollars)
                                                      -------------------------

     Time charter revenues ........................            86,741
     Bareboat charter revenues.....................            27,453
     Voyage charter revenues ......................            49,707
     Finance lease interest income ................           140,691
     Finance lease service revenues................            72,551
     Profit sharing revenues.......................           114,926

     Total operating revenues .....................          492,069

     The following table analyzes our cash inflows for the year ended December 31, 2004 from the charters to Frontline and how they are accounted for in the balance sheet and statement of operations:

                                                                                        Statement of
                                                            Total      Balance Sheet    Operations
                                                            -----      -------------    ----------
     Frontline charterhire payments accounted for as:             (in thousands of dollars)

     Finance lease interest income...............         140,691                           140,691
     Finance lease service revenues..............          72,551                            72,551
     Finance lease repayments....................          61,990         61,990
     Deemed equity contributions received........          97,118         97,118

     Total charterhire paid.......................        372,350        159,108            213,242

     (2) For all periods presented prior to June 16, 2004, per share amounts are based on a denominator of 73,925,837 common shares outstanding, which is the number of issued common shares outstanding on June 16, 2004, the date that the Company's shares were partially spun off. The Company's shares were listed on the New York Stock Exchange on June 17, 2004.

     (3) Average Daily Time Charter Equivalent Earnings represent time charter equivalent, or TCE, earnings of the basic charterhire payments and profit sharing payments that our vessels earned under our time charters with Frontline for the period presented. Subsequent to January 1, 2004, our vessels operate under time and bareboat charters to subsidiaries of Frontline. Prior to January 1, 2004 our vessels operated under time charters, bareboat charters, voyage, or spot, charters, pool arrangements and contracts of affreightment to third parties.

          In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or TCEs. For voyage charters, which are charters obtained in the spot market, this is calculated by dividing net voyage revenues by the number of days on charter. Days spent off hire are excluded from this calculation. We believe that net voyage revenues, provide more meaningful information to us than voyage revenues. Net voyage revenues are also widely used by investors and analysts in the tanker shipping industry for comparing financial performance between companies and to industry averages. Under a time charter, the charterer pays substantially all of the vessel voyage costs and the vessel owner generally pays the operating costs. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a voyage charter, the vessel owner pays the vessel voyage and operating costs. Vessel voyage costs are primarily fuel and port charges. Accordingly, charter income from a voyage charter would be greater than that from an equally profitable time charter to provide for the owner's payment of vessel voyage costs. A contract of affreightment is a form of voyage charter under which the vessel owner agrees to carry a specific type and quantity of cargo in two or more shipments over an agreed period of time. For comparability, TCEs for bareboat charters include an allowance for estimated operating costs that would be paid by us under an equivalently profitable time charter. In 2004 we included an allowance of $6,500 per day for estimated operating costs.

B.   CAPITALIZATION AND INDEBTEDNESS

     Not Applicable

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not Applicable

D.   RISK FACTORS

We are engaged primarily in transporting crude oil and oil products. The following summarises some of the risks that may materially affect our business, financial condition or results of operations. Please note, in this section, "we", "us" and "our" all refer to the Company and its subsidiaries.

We depend on subsidiaries of Frontline Ltd for the majority of our operating cash flow and for our ability to pay dividends to our shareholders.

All of our vessels, except one, are chartered to either Frontline Shipping Limited, which we refer to as Frontline Shipping, or Frontline Shipping II
Limited, which we refer to as Frontline Shipping II, and together the Charterers, under long term time charters, and the Charterers' payments to us are currently our principal source of operating cash flow. The Charterers are both wholly owned subsidiary of Frontline Ltd. (NYSE:FRO), or Frontline, which is one of the largest owners and operators of large crude oil tankers in the world. Neither of the Charterers has any business or sources of funds other than those related to the chartering of our fleet to third parties. Frontline Shipping Limited was initially capitalized by Frontline with $250 million (currently $244.7 million), and Frontline Shipping II Limited has been capitalized with approximately $21 million. This capital serves to support the Charterers' obligations to make charterhire payments to us. Neither Frontline nor any of its affiliates guarantees the payment of charterhire or is obligated to contribute additional capital to either of the Charterers at any time.

Although there are restrictions on the Charterers' rights to use their cash to pay dividends or make other distributions, at any given time in the future, their available cash may be diminished or exhausted, and the Charterers may be unable to make charterhire payments to us. If the Charterers are unable to make charterhire payments to us, our results of operations and financial condition will be materially adversely affected and we may not have cash available to pay debt service or for distributions to shareholders.

Volatility in the tanker charter markets may cause the Charterers to be unable to pay charterhire to us.

The Charterers subcharters our vessels to end users under long term time charters, on the spot charter market, or under contracts of affreightment under which our vessels carry an agreed upon quantity of cargo over a specified route and time period. As a result, the Charterers are directly exposed to the risk of volatility in tanker charter rates. Tanker charter rates have historically fluctuated significantly based upon many factors, including:

          o    global and regional economic and political conditions;

          o changes in production of crude oil, particularly by OPEC and other key producers;

          o    developments in international trade;

          o changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;

          o    environmental concerns and regulations;

          o    weather; and

          o    competition from alternative sources of energy.

Tanker charter rates also tend to be subject to seasonal variations, with demand (and rates) normally higher in winter months.

The Charterers' successful operation of our vessels in the tanker charter market will depend on, among other things, its ability to obtain profitable tanker charters. We cannot assure you that future tanker charters will be available to the Charterers at rates sufficient to enable the Charterers to meet their obligations to pay charterhire to us.

A significant portion of our common shares are owned by Frontline and related parties and we depend on officers and directors of Frontline for our management, which may create conflicts of interest.

Frontline currently owns 15.8% of our common shares, and Hemen Holding Ltd, a company controlled by John Fredriksen, Frontline's Chairman and CEO currently owns 33.8% of our common shares. We do not have any employees or officers who are not employees or officers of Frontline. Although we do have one independent director, all of our other directors are directors or executive officers of Frontline. These directors owe fiduciary duties to the shareholders of each company and may have conflicts of interest in matters involving or affecting us and Frontline, including matters arising under our agreements with Frontline and its affiliates. In addition, due to their ownership of Frontline common shares, some of these individuals may have conflicts of interest when faced with decisions that could have different implications for Frontline than they do for us. We cannot assure you that any of these conflicts of interest will be resolved in our favor.

The agreements between us and Frontline and Frontline's affiliates may be less favorable than agreements that we could obtain from unaffiliated third parties.

The charters, the management agreements, the charter ancillary agreements and the other contractual agreements we have with Frontline and its affiliates were made in the context of an affiliated relationship and were not negotiated in arms length transactions. The negotiation of these agreements may have resulted in prices and other terms that are less favorable to us than terms we might have obtained in arm's length negotiations with unaffiliated third parties for similar services.

Frontline's other business activities may create conflicts of interest with Frontline.

While Frontline has agreed to cause the Charterers to use their commercial best efforts to employ our vessels on market terms and not to give preferential treatment in the marketing of any other vessels owned or managed by Frontline or its other affiliates, it is possible that conflicts of interests in this regard will adversely affect us. Under our charter ancillary agreements with the Charterers and Frontline, we are entitled to receive annual profit sharing payments to the extent that the average TCE rates realized by the Charterers exceed specified levels. Because Frontline also owns or manages other vessels in addition to our fleet, which are not included in the profit sharing calculation, conflicts of interest may arise between us and Frontline in the allocation of chartering opportunities that could limit our fleet's earnings and reduce the profit sharing payments or charterhire due under our charters.

If our charters or management agreements terminate, we could be exposed to increased volatility in our business and financial results.

If any of our charters terminate, we may not be able to re-charter these vessels on a long term basis with terms similar to the terms of our charters with the Charterers. While the terms of our current charters end between 2014 and 2025, the Charterers have the option to terminate the charters of our non-double hull vessels in 2010. One or more of the charters with respect to our vessels may also terminate in the event of a requisition for title or a loss of a vessel. In addition, under our vessel management agreements with Frontline Management (Bermuda) Limited, or Frontline Management, Frontline Management is responsible for all of the technical and operational management of our vessels for a fixed management fee, and will indemnify us against certain losses of hire and various other liabilities relating to the operation of the vessels. We may terminate our management agreements with Frontline Management for any reason at any time on 90 days' notice. In addition, our current management agreements with Frontline Management may be terminated if the relevant charter is terminated. If our management agreements with Frontline Management were to terminate or we were to acquire additional vessels in the future, we may not be able to obtain similar fixed rate terms from an independent third party. We may acquire additional vessels in the future and we cannot assure you that we will be able to enter into similar charters with the Charterers or a third party charterer, or that we will be able to enter into similar management agreements with Frontline Management or a third party manager.

With respect to any vessels we acquire that are not subject to the charter and management agreements with the Charterers and Frontline Management, we will be directly exposed to all of the operational and other risks associated with operating our vessels as described in these risk factors. As a result, our future cash flow could be more volatile and we could be exposed to increases in our vessel operating expenses, each of which could materially and adversely affect our results of operations and business.

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. holders

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income."

Based on our proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would be subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. See "United States Taxation--Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We are highly leveraged and subject to restrictions in our financing agreements that impose constraints on our operating and financing flexibility.

We have significant indebtedness outstanding under our senior notes. We have also entered into a secured loan facility that we used to refinance some of our existing indebtedness. We may need to refinance some or all of our indebtedness on maturity of our senior notes but we cannot assure you we will be able to do so on terms that are acceptable to us or at all. If we cannot refinance our indebtedness, we will have to dedicate some or all of our cash flow, and we may be required to sell some of our assets, to pay the principal and interest on this indebtedness. In such a case, we may not be able to pay dividends to our shareholders and may not be able to grow our fleet as may otherwise be planned. We may also incur additional debt in the future.

Our loan facility and the indenture for our senior notes subject us to limitations on our business and future financing activities, including:

     o limitations on our incurrence of additional indebtedness, including our issuance of additional guarantees;

     o    limitations on our incurrence of liens;

     o    limitations   on  our  ability  to  pay   dividends   and  make  other
          distributions under certain circumstances; and

     o limitations on our ability to renegotiate or amend our charters, management agreements and other material agreements.

Further, our loan facility contains financial covenants that require us to, among other things:

     o provide additional security under the loan facility or prepay an amount of the loan facility as necessary to maintain the fair market value of our vessels securing the loan facility at not less than 140% of the principal amount outstanding under the loan facility;

     o maintain available cash on a consolidated basis of not less than $25 million;

     o    maintain positive working capital on a consolidated basis; and

     o maintain a ratio of shareholder equity to total assets of not less than 20%.

Under the terms of our loan facility, we may not make distributions to our shareholders if we do not satisfy these covenants. We cannot assure you that we will be able to satisfy these covenants in the future.

Due to these restrictions, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders' permission when needed. This may prevent us from taking actions that are in our best interest.

Our debt service obligations require us to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness and could limit our ability to obtain additional financing, make capital expenditures and acquisitions, and carry out other general corporate activities in the future. These obligations may also limit our flexibility in planning for, or reacting to, changes in our business and the shipping industry or detract from our ability to successfully withstand a downturn in our business or the economy generally. This may place us at a competitive disadvantage to other less leveraged competitors.

Our shareholders must rely on us to enforce our rights against our contract counterparties.

Holders of our common shares and other securities will have no direct right to enforce the obligations of the Charterers, Frontline Management or Frontline under the charters and related agreements, the Frontline performance guarantee or the management agreements with Frontline Management. Accordingly, if any of those counterparties were to breach their obligations to us under any of these agreements, our shareholders would have to rely on us to pursue our remedies against those counterparties. Because we depend on officers and directors of Frontline for our management, if such a breach were to occur, our overlapping officers and directors would face a direct conflict of interest and we cannot assure you that our rights would be protected to the same extent that they would be if we had independent managers.

An increase in interest rates could materially and adversely affect our financial performance.

We have outstanding approximately $948.6 million in floating rate debt under a senior secured credit facility as of December 31, 2004. Although we use interest rate swaps to manage our interest rate exposure from a portion of our floating rate debt, if interest rates rise, interest payments on our floating rate debt that we have not swapped into effectively fixed rates would increase. As of December 31, 2004 we have entered into interest rate swaps to fix the interest on $581.4 million of our outstanding indebtedness. An increase in interest rates could cause us to incur additional costs associated with our debt service which may materially and adversely affect our results of operations. Our maximum exposure to interest rate fluctuations is $376.2 million at December 31, 2004. A one per cent change in interest rates would increase or decrease interest expense by $3.6 million per year as of December 31, 2004.

Because we are a new company with no separate operating history, our historical financial and operating data for periods prior to January 1, 2004, will not be representative of our future results.

We were formed in October 2003 and commenced operations in January 2004. Prior to commencing operations we did not have any operating history separate from Frontline's. The predecessor combined carve-out financial statements included as comparatives in this annual report have been prepared on a carve-out basis and reflect the historical business activities of Frontline relating to our vessel owning subsidiaries. These predecessor financial statements do not reflect the results we would have obtained under our current fixed rate long term charters and management agreements and therefore are not a meaningful representation of our future results of operations.

An acceleration of the current prohibition to trade deadlines for our non-double hull tankers could adversely affect our operations.

Our fleet includes 18 non-double hull tankers. The United States, the European Union and the International Maritime Organization, or the IMO, have all imposed limits or prohibitions on the use of these types of tankers in specified markets after certain target dates, depending on certain factors such as the size of the vessel and the type of cargo. In the case of our non-double hull tankers, these phase out dates range from 2010 to 2015. As of April 15, 2005, the Marine Environmental Protection Committee of the IMO has amended the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of certain categories of single hull tankers, including the types of vessels in our fleet, from 2015 to 2010 unless the relevant flag states extend the date. This change could result in a number of our vessels being unable to trade in many markets after 2010. The phase out of single hull tankers will also reduce the demand for single hull tankers, force the remaining single hull tankers into employment on less desirable trading routes and increase the number of tankers trading on those routes. As a result, single hull tankers are likely to be chartered less frequently and at lower rates. Moreover, additional regulations may be adopted in the future that could further adversely affect the useful lives of our non-double hull tankers, as well as our ability to generate income from them.

Compliance  with  safety,   environmental  and  other   governmental  and  other
requirements may adversely affect our business.

The  shipping  industry  is  affected  by  numerous  regulations  in the form of international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such tankers operate, as well as in the country or countries in which such tankers are registered. These regulations include the U.S. Oil Pollution Act of 1990, or OPA, the International Convention on Civil Liability for Oil Pollution Damage of 1969, International Convention for the Prevention of Pollution from Ships, the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS,
the International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. We believe our tankers are maintained in good condition in compliance with present regulatory and class requirements relevant to areas in which they operate, and are operated in compliance with applicable safety/environmental laws and regulations.

However, regulation of tankers, particularly in the areas of safety and environmental impact may change in the future and require significant capital expenditures be incurred on our vessels to keep them in compliance.

We may incur losses when we sell vessels, which may adversely affect our earnings.

The market value of our vessels, which are at historically high levels, will change depending on a number of factors, including general economic and market conditions affecting the shipping industry, competition, cost of vessel construction, governmental or other regulations, prevailing levels of charter rates, and technological changes. During the period a vessel is subject to a charter with the Charterers, we will not be permitted to sell it to take advantage of increases in vessel values without the Charterers' agreement. On the other hand, if the Charterers were to default under the charters due to adverse conditions in the tanker market, causing a termination of the charters, it is likely that the fair market value of vessels would be depressed in such market conditions. If we were to sell a vessel at a time when vessel prices have fallen, we could incur a loss and a reduction in earnings.

Our business has inherent operational risks, which may not be adequately covered by insurance.

Our tankers and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, transporting crude oil across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to the Charterers, which could impair their ability to make payments to us under our charters.

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. Under the management agreements, Frontline Management is responsible for procuring insurance for our fleet against those risks that we believe the shipping industry commonly insures against. These insurances include marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks and crew insurances and war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. We cannot assure you that we will be adequately insured against all risks. Frontline Management may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future. Additionally, our insurers may refuse to pay particular claims. Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition.

Maritime  claimants  could  arrest  our  tankers,   which  could  interrupt  the
Charterers' or our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt the Charterers' or our cash flow and require us to pay a significant amount of money to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another vessel in our fleet.

As our fleet ages, the risks associated with older tankers could adversely affect our operations.

In general, the costs to maintain a tanker in good operating condition increase as the tanker ages. Due to improvements in engine technology, older tankers typically are less fuel-efficient than more recently constructed tankers. Cargo insurance rates increase with the age of a tanker, making older tankers less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of tankers may require expenditures for alterations or the addition of new equipment to our tankers to comply with safety or environmental laws or regulations that may be enacted in the future. These laws or regulations may also restrict the type of activities in which our tanker may engage or the geographic regions in which they may operate. We cannot predict what alterations or modifications our vessels may be required to undergo in the future or that as our tankers age, market conditions will justify any required expenditures or enable us to operate our tankers profitably during the remainder of their useful lives.

There may be risks associated with the purchase and operation of secondhand vessels.

Our current business strategy includes additional growth through the acquisition of secondhand vessels. Although we will inspect secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition that we would have had if such vessels had been built for and operated exclusively by us. Therefore, our future operating results could be negatively affected if some of the vessels do not perform as we expect. Also, we do not receive the benefit of warranties from the builders if the vessels we buy are older than one year.

If Frontline were to become insolvent, a bankruptcy court could pool our or the Charterers' assets and liabilities with those of Frontline under the equitable doctrine of substantive consolidation.

Under United States bankruptcy law, the equitable doctrine of substantive consolidation can permit a bankruptcy court to disregard the separateness of related entities and to consolidate and pool the entities' assets and liabilities and treat them as though held and incurred by one entity where the interrelationship among the entities warrants such consolidation. Substantive consolidation is an equitable remedy in bankruptcy that results in the pooling of assets and liabilities of a debtor with one or more of its debtor affiliates or, in rare circumstances, non-debtor affiliates, for the purposes of administering claims and assets of creditors as part of the bankruptcy case, including treatment under a reorganization plan.

Not all jurisdictions that could potentially have jurisdiction over an insolvency or bankruptcy case involving Frontline, us, and/or any of our respective affiliates recognize the substantive consolidation doctrine. For example, we have been advised by our Bermuda counsel that Bermuda does not recognize this doctrine. However, if Frontline or its creditors were to assert claims of substantive consolidation or related theories in a Frontline bankruptcy proceeding in a jurisdiction that recognizes the doctrine of substantive consolidation, such as the United States, the bankruptcy court could make our assets or the Charterers' assets available to satisfy Frontline obligations to its creditors. This could have a material adverse effect on us.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company, and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our vessels, and payments under our charter agreements with the Charterers will be made to our subsidiaries. As a result, our ability to make distributions to our shareholders depends on the performance of our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we will not be able to pay dividends to our shareholders.

ITEM 4. INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

We are Ship Finance International Limited, a Bermuda based shipping company that is engaged primarily in the ownership and operation of oil tankers. We were incorporated in Bermuda on October 10, 2003 (Company No. EC-34296). Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1
(441) 295-9500.

We are engaged primarily in the ownership and operation of oil tankers, including oil/bulk/ore, or OBO carriers. We operate tankers of two sizes: very large crude carriers, or VLCCs, which are between 200,000 and 320,000 deadweight tons, or dwt, and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. We operate through subsidiaries and partnerships located in Bermuda, Isle of Man, Liberia, Norway, Panama and Singapore. We are also involved in the charter, purchase and sale of vessels.

We were formed as a wholly owned subsidiary of Frontline, which is one of the largest owners and operators of large crude oil tankers in the world. On May 28, 2004, Frontline announced the distribution of 25% of our common shares to its ordinary shareholders in a partial spin off. On June 16, 2004, each Frontline shareholder of record on June 7, 2004, received one of our common shares for every four Frontline shares held. Our common shares commenced trading on the New York Stock Exchange under the ticker symbol "SFL" on June 17, 2004. Frontline made two further dividends of our shares to its shareholders in 2004: On September 24, 2004 every Frontline shareholder received one of our common shares for every ten Frontline shares that they held and on December 15, 2004 every Frontline shareholder received two of our common shares for every 15 Frontline shares that they held. At December 31, 2004, Frontline's remaining shareholding in us was approximately 50.8%.

On January 28, 2005 and February 23, 2005 Frontline approved further spin-offs of its holdings of our shares. On February 18, 2005, each shareholder of Frontline received one of our shares for every four shares of Frontline held and on March 24, 2005 each shareholder of Frontline received one of our shares for every ten shares of Frontline held. Following these transactions Frontline's shareholding in us is approximately 15.8% at June 20, 2005.

Pursuant to a fleet purchase agreement entered into in December 2003, we purchased from Frontline a fleet of 47 crude oil tankers, comprising 23 VLCCs, including an option to acquire a VLCC, each having a capacity of 275,000 to 308,000 dwt, and 24 Suezmax tankers, each having a capacity of 142,000 to 169,000 dwt. We paid an aggregate purchase price of $950 million to acquire this initial fleet. We also assumed senior secured indebtedness with respect to our fleet in the amount of approximately $1.158 billion, which we subsequently refinanced with the proceeds of our notes, our $1.058 billion credit facility and a deemed equity contribution of $525 million from Frontline. All of our vessels, except one, are chartered to Frontline Shipping Limited or to Frontline Shipping II Limited, which we refer collectively to as the Charterers, under longer term time charters that have remaining terms that range from five to 23 year. The Charterers, in turn, charter our vessels to third parties. The daily base charter rates payable to us under the charters have been fixed in advance and will decrease as our vessels age, and the Charterers have the right to terminate the charter for non double hull vessels after 2010. The daily charter rate that the Charterers pay to us is not dependant on the revenue that they receive from chartering our vessels to third parties. Frontline Shipping was initially capitalized with $250 million in cash provided by Frontline to support its obligation to make payments to us under the charters. Frontline Shipping II has been capitalised with approximately $21.0 million in cash.

We have entered into charter ancillary agreements with the Charterers, our vessel owning subsidiaries that own our vessels and Frontline, which remains in effect until the last long term charter with the relevant Charterer terminates in accordance with its terms. Frontline has guaranteed the Charterers' obligations under the charter ancillary agreements. Under the terms of the charter ancillary agreements, beginning with the final 11-month period in 2004 and for each calendar year after that, the Charterers have agreed to pay us a profit sharing payment equal to 20% of the charter revenues for the applicable period, calculated annually on a TCE basis, realized by that Charterer for our fleet in excess of the daily base charterhire. After 2010, all of our non-double hull vessels will be excluded from the annual profit sharing payment calculation. For purposes of calculating bareboat revenues on a TCE basis, expenses are assumed to equal $6,500 per day.

We have also entered into fixed rate management and administrative services agreements with Frontline Management, to provide for the operation and maintenance of our initial fleet of vessels and administrative support services. These arrangements are intended to provide us with stable cash flow and reduce our exposure to volatility in the markets for seaborne oil transportation services.

We refer you to Item 10. - Material Contracts for further discussion of the agreements discussed above.

In 2005, to date we have bought a further three vessels from Frontline and chartered them back under long term charters to Frontline Shipping II. In January 2005, we bought the Front Century and Front Champion, for a total of $196 million. The vessels have been chartered back to Frontline Shipping II for 199 and 204 months respectively at an initial rate of $31,368 per day declining to $28,492 per day in 2019. This arrangement also includes a 20% profit split element. In March 2005, we bought the VLCC Golden Victory from Frontline for $98 million. The vessel has been chartered back to Frontline for 204 months at a rate of $33,793 per day.

On January 17, 2005 the Company exercised its option to acquire the VLCC Oscilla and the vessel was delivered to the Company on April 4, 2005. The purchase price paid to acquire the vessel was approximately $16.5 million which is equal to the outstanding mortgage debt under four loan agreements between lenders and the vessel's owning company. In addition, the Company will make a payment of $14.6 million to Frontline to reflect the fact that the original purchase price was set assuming delivery to Ship Finance on January 1, 2004 whereas delivery did not occur until April 4, 2005. On the same date the vessel commenced a fixed rate time charter to Frontline with an initial rate of $25,575 per day for a fixed period of 210 months. The Company also entered into a fixed rate management contract with Frontline Management for $6,500 per day with the same term as the related time charter.

In January 2005, we sold the Suezmax Front Fighter for $68.25 million and the vessel was delivered to its new owners in March 2005. The charter of the Front Fighter to Frontline Shipping has been cancelled as a result of this sale.

We have entered into an agreement in May 2005 with parties affiliated with Hemen Holding Ltd., or Hemen, to acquire two vessel owning companies, each owning one 2005 built containership, for a total consideration of $98.6 million. The first vessel, the Sea Alpha, was delivered in May 2005, and the Sea Beta will be delivered from the ship yard in September 2005. The Sea Alpha is currently trading on a medium term timee charter to an unrelated third party.

In May 2005, we sold the three Suezmaxes, Front Lillo, Front Emperor and Front Spirit, for a total consideration of $92.0 million. These vessels were delivered to their new owners in June 2005. In May 2005, we also agreed to buy a further three vessels from Frontline, namely Front Traveller, Front Transporter, and Front Target, for an aggregate amount of $92.0 million. The time charter and management arrangements between Ship Finance and Frontline Shipping have been cancelled for the three sold vessels and will be replaced with new agreements on similar terms for the vessels acquired.

We have entered into an agreement in June 2005 with parties affiliated with Hemen to acquire two vessel owning companies, each owning one 2004 built VLCC, for a total consideration of $184 million. The ships were bought from the Indonesian state oil enterprise's shipping division, Pertamina in 2004 by parties affiliated with Hemen. We will lease the vessels on long term charters to Frontline Shipping II starting in the third quarter of 2005.

Our tanker fleet is one of the largest tanker fleets in the world, with a combined deadweight tonnage of 11.9 million dwt, and has an average age of 8.4 years for VLCCs, 12.4 year for Suezmaxes, and 4.5 years for the newly acquired tankers as of June 24, 2005. Eighteen of our VLCCs and 15 of our Suezmax tankers are of double hull construction, with the remainder being modern single hull or double side vessels built since 1990. Eight of our Suezmax tankers are oil/bulk/ore carriers, or OBO carriers, which can be configured to carry either oil or dry cargo as market conditions warrant.

B.   BUSINESS OVERVIEW

Strategy

Our core strategy is to create shareholder value by deploying our fleet and growing our fleet, in each case in a manner designed to increase operating cash flows and permit attractive dividend yields. To accomplish this objective, we plan to:

     o Enter into contracts with base charterhire and significant upside potential. We charter our tankers under long term time charters. Under those time charters, we receive base charterhire plus profit sharing payments equal to 20% of revenues earned by each of the Charterers above such base charterhire. We have put this arrangement in place for our three newly acquired VLCCs and will enter similar arrangements with respect to the five VLCCs that we have agreed in principle to acquire. Subject to market conditions, we expect to enter into charters with profit sharing arrangements for other new vessels that we acquire.

     o Grow our fleet. Since we agreed to purchase our original fleet from Frontline in December 2003, we have exercised an option to purchase one VLCC, purchased or agreed to purchase five additional VLCCs and agreed to purchase three Suezmaxes and agreed to purchase two containerships. Our growth strategy is supported by our policy of retaining a portion of our cash flow to support growth while paying attractive dividends to our shareholders. Our financial flexibility should also allow us to renew our fleet over time and replace our single hull vessels with modern double hull vessels as they are retired.

     o Diversify our customer base. As our existing charters expire or we acquire new vessels, which may include types of vessels other than oil tankers, we intend to enter into charters with other parties in order to diversify our customer base within the tanker and other shipping sectors.

Competitive Strengths

We believe that our fleet, together with our contractual arrangements with Frontline and its affiliates, give us a number of competitive strengths, including:

     o one of the largest and most modern VLCC and Suezmax fleets in the world;

     o fixed rate, long term charters intended to reduce our exposure to volatility in tanker rates;

     o profit sharing potential when the Charterers' earnings from deploying our vessels exceed certain levels;

     o    substantially fixed operating costs under our management agreements;

     o a charter counterparty with Frontline Shipping and Frontline Shipping II, initially capitalized with $250 million and $21 million, respectively to support their obligation to make charter payments to us; and

     o vessels managed by Frontline Management, one of the industry's most experienced operators of tankers.

Charter Arrangements

The Charterers

Each of the Charterers is a Bermuda company and a wholly owned subsidiary of Frontline. Frontline Shipping was incorporated to charter our initial fleet of 47 tankers we agreed to acquire from Frontline in December 2003 including the vessel under the option that was exercised in January 2005. Frontline Shipping II charters the three other tankers that we acquired since December 2003. Under its constituent documents, Frontline Shipping is not permitted to engage in other businesses or activities and is required to have at least one independent director on its board of directors whose consent is required to approve bankruptcy actions and other extraordinary transactions. Each Charterer's obligations to us under the applicable charters are secured by a lien over all the assets of that Charterer and a pledge of the equity interests of that Charterer. In addition, Frontline Shipping was initially capitalized by Frontline with $250 million in cash, and Frontline Shipping II has been capitalized with approximately $21 million in cash. These amounts serve to support the Charterers' obligations to make charterhire payments to us, and are subject to adjustment based on the number of charters with us that each Charterer is a party to. The Charterers are entitled to use these funds only (1) to make charterhire payments (including profit sharing payments) to us and (2) for reasonable working capital purposes to meet short term voyage expenses.

Time Charters

We have chartered the tankers we acquired from Frontline to the Charterers under long term time charters, which will extend for various periods depending on the age of the vessels, ranging from approximately seven to 23 years. We refer you to "Our Fleet" below for the relevant charter termination dates for each of our vessels. Eleven of the vessels that we acquired are on current long term time charters and three vessels are on current long term bareboat charters. We have agreed with the Charterers that it will treat all of these vessels as being under time charters with us, on the same terms and effective on the same dates as with the other 32 vessels for all economic purposes. If the current underlying charterer defaults, the relevant Charterer will continue to perform the economic terms of the charters with us. On redelivery of a vessel from its underlying charter, that vessel will be deemed delivered under the Charterer's charter with us for the rest of its term. The daily base charter rates payable to us under the charters have been fixed in advance and will decrease as our vessels age, and the Charterers have the right to terminate a charter for a non double hull vessel after 2010. The Charterer is not obligated to pay us charterhire for off hire days in excess of five off hire days per year per vessel, calculated on a fleet-wide basis. However, under the vessel management agreements, Frontline Management will reimburse us for any loss of charter revenue in excess of five off hire days per vessel, calculated on a fleet-wide basis.

With the exceptions described below, the daily base charterhire for vessels chartered to Frontline Shipping, which are payable to us monthly in advance for a maximum of 360 days per year (361 days per leap year), are as follows:

Year                                                    VLCC           Suezmax
----                                                    ----           -------

2003 to 2006..................................        $25,575          $21,100
2007 to 2010..................................        $25,175          $20,700
2011 and beyond...............................        $24,175          $19,700

The daily base charterhire for our vessels that are chartered to Frontline Shipping II, which is also payable to us monthly in advance for a maximum of 360 days per year (361 days per leap year), is as follows:

Vessel                       2005 to 2006     2007 to 2010      2011 to 2018    2019 and beyond
------                       ------------     ------------      ------------    ---------------
Front Champion..........      $31,340            $31,140         $30,640          $28,464
Front Century...........      $31,501            $31,301         $30,801          $28,625
Golden Victory..........      $33,793            $33,793         $33,793          $33,793

The daily base charter rates for vessels that reach their 18th delivery date anniversary, in the case of non-double hull vessels, or their 20th delivery date anniversary, in the case of double hull vessels, will decline to $18,262 per day for VLCCs and $15,348 for Suezmax tankers after such dates, respectively.

In addition, the base charter rate for our non-double hull vessels will decline to $7,500 per day after 2010, at which time the Charterer will have the option to terminate the charters for those vessels. Each charter also provides that the base charter rate will be reduced if the vessel does not achieve the performance specifications set forth in the charter. The related management agreement provides that Frontline Management will reimburse us for any such reduced charter payments. The Charterer has the right under a charter to direct us to bareboat charter the related vessel to a third party. During the term of the bareboat charter, the Charterer will continue to pay us the daily base charter rate for the vessel, less $6,500 per day. The related management agreement provides that our obligation to pay the $6,500 fixed fee to Frontline Management will be suspended for so long as the vessel is bareboat chartered.

Under the charters we are required to keep the vessels seaworthy, and to crew and maintain them. Frontline Management performs those duties for us under the management agreements described below. If a structural change or new equipment is required due to changes in classification society or regulatory requirements, the Charterer may make them, at its expense, without our consent, but those changes or improvements will become our property. The Charterer is not obligated to pay us charterhire for off hire days in excess of five off hire days per year per vessel calculated on a fleet-wide basis, which include days a vessel is unable to be in service due to, among other things, repairs or drydockings. However, under the management agreements described below, Frontline Management will reimburse us for any loss of charter revenue in excess of five off hire days per vessel, calculated on a fleet-wide basis.

The terms of the charters do not provide the Charterer with an option to terminate the charter before the end of its term, other than with respect to our non-double hull vessels after 2010. We may terminate any or all of the charters in the event of an event of default under the charter ancillary agreement that we describe below. The charters may also terminate in the event of (1) a requisition for title of a vessel or (2) the total loss or constructive total loss of a vessel. In addition, each charter provides that we may not sell the related vessel without the Charterer's consent.

Frontline Performance Guarantee

Frontline has issued a performance guarantee with respect to the charters, the charter ancillary agreements, the management agreements and the administrative services agreement. Pursuant to the performance guarantee, Frontline has guaranteed the following obligations of the Charterers and Frontline Management:

     o the performance of the obligations of the Charterers under the charters with the exception of payment of charter hire, which is not guaranteed,

     o the performance of the obligations of the Charterers under the charter ancillary agreement,

     o the performance of the obligations of Frontline Management under the management agreements, provided, however, that Frontline's obligations with respect to indemnification for environmental matters shall not extend beyond the protection and indemnity insurance coverage with respect to any vessel required by us under the management agreements, and

     o the performance of the obligations of Frontline Management under the administrative services agreement.

Frontline's performance guarantee shall remain in effect until all obligations of the Charterers or Frontline Management, as the case may be, that have been guaranteed by Frontline under the performance guarantee have been performed and paid in full.

Frontline Ltd., Frontline Shipping Limited and Frontline Shipping II Limited - Charter Ancillary Agreements. We and our vessel owning subsidiaries have entered into charter ancillary agreements with Frontline, Frontline Shipping, and Frontline Shipping II which provides, among other things, for:

     o    the maintenance of the charter service reserve by the Charterers,

     o profit sharing payments by the Charterers to us when charter revenues for our fleet exceed the daily base charterhire

     o the deferral of charter payments to us by the Charterers during any period when cash and cash equivalents held by the Charterers fall below a predetermined amount. The charter ancillary agreement also imposes certain restrictive covenants on the Charter, including, among others, a covenant not to pay dividends or make other distributions to its shareholders, incur additional indebtedness, loan, repay or make any other payment in respect of its indebtedness, undertake some corporate transactions, or amend its charter, unless, in each case, certain conditions are met.

The Charterers' obligations to us under the charters and the charter ancillary agreements are secured by a lien over its assets and a pledge of the equity interests in the Charterers. In addition, Frontline has guaranteed the Charterers' obligations under the charter ancillary agreement pursuant to the performance guarantee. Subject to a 30-day cure period, and in addition to any other available rights or remedies we may have, upon the occurrence of any event of default under the charter ancillary agreement we may terminate any or all of the charters and foreclose on any or all of our security interests provided by the agreement.

Frontline Management-Vessel Management Agreements. Each of our vessel owning subsidiaries has entered into fixed rate vessel management agreements with Frontline Management, pursuant to which Frontline Management is responsible for the technical management of their respective vessels. We expect that Frontline Management will outsource many of these services to third party providers. The management agreements also require Frontline Management to maintain insurance for each of the vessels. Under the management agreements, each of our vessel owning subsidiary pays Frontline Management a fixed fee of $6,500 per day per vessel for as long as the relevant charter is in place.

Frontline Management-Administrative Services Agreement. We and each of our vessel owning subsidiaries have entered into an administrative services agreement with Frontline Management. Under the terms of the agreement, Frontline Management provides us and our vessel owning subsidiaries with all of our non-vessel related administrative support services and with office space in Bermuda. We and our vessel owning subsidiaries each pay Frontline Management a fixed fee of $20,000 per year for its services under the agreement, and will reimburse Frontline Management for reasonable additional third party costs that it incurs on our behalf.

Frontline Ltd.-Performance Guarantee. Frontline has issued a performance guarantee with respect to the charters, the management agreements, the administrative services agreement, and the charter ancillary agreement. Under the terms of this guarantee, Frontline has guaranteed:

     o the Charterers' performance of its obligations under the charters other than the payment of charter hire,

     o the Charterers' performance of its obligations under the charter ancillary agreement,

     o Frontline Management's performance of its obligations under the management agreements (however, Frontline's indemnification obligation for environmental matters will not exceed the coverage of the applicable protection and indemnity insurance), and

     o Frontline Management's obligations under the administrative services agreement.

The performance  guarantee will remain in effect until all of the obligations of
the  Charterers  and  Frontline   Management  that  are  guaranteed   under  the
performance guarantee have been performed.

Our Fleet

We operate a substantially modern fleet of tankers and the following table sets forth the fleet that we operate as of June 24, 2005:

                                                                                              Charter
Vessel                        Built     Approximate Dwt.     Construction     Flag        Termination Date
------                        -----     ----------------     ------------     ----        ----------------
VLCCs
Front Sabang                   1990         286,000           Single-hull       SG          (2014) (1)
Front Vanadis                  1990         286,000           Single-hull       SG          (2014) (1)
Front Highness                 1991         284,000           Single-hull       SG          (2014) (1)
Front Lady                     1991         284,000           Single-hull       SG          (2014) (1)
Front Lord                     1991         284,000           Single-hull       SG          (2014) (1)
Front Duke                     1992         284,000           Single-hull       SG          (2014) (1)
Front Duchess                  1993         284,000           Single-hull       SG          (2014) (1)
Front Edinburgh                1993         302,000           Double-side       LIB         (2014) (1)
Front Ace                      1993         275,000           Single-hull       LIB         (2014) (1)
Navix Astral                   1996         276,000           Single-hull       PAN         (2014) (1)
Front Century                  1988         311,000           Double-hull       MI           2021
Front Champion                 1988         311,000           Double-hull       BA           2022
New Vanguard                   1998         300,000           Double-hull       MI           2021
New Vista                      1998         300,000           Double-hull       MI           2021
Omala (ex New Circassia)       1999         306,000           Double-hull       IoM          2022
Opalia                         1999         302,000           Double-hull       IoM          2022
Front Comanche                 1999         300,000           Double-hull       FRA          2022
Golden Victory                 1999         305,000           Double-hull       MI           2022
Ocana (ex Front Commerce)      1999         300,000           Double-hull       IoM          2022
Front Scilla (ex Oscilla)      2000         302,000           Double-hull       MI           2023
Ariake                         2001         299,000           Double-hull       BA           2024
Front Serenade                 2002         299,000           Double-hull       LIB          2025
Otina (ex Hakata)              2002         296,000           Double-hull       IoM          2025
Front Stratus                  2002         299,000           Double-hull       LIB          2025
Front Falcon                   2002         308,000           Double-hull       BA           2025
Front Page                     2002         299,000           Double-hull       LIB          2025
Sea Energy                     2004         306,000           Double-hull       CYP                (3)
Sea Force                      2004         306,000           Double-hull       CYP                (3)

Suezmax OBO Carriers
Front Breaker                  1991         169,000           Double-hull       MI           2015
Front Climber                  1991         169,000           Double-hull       SG           2015
Front Driver                   1991         169,000           Double-hull       NIS          2015
Front Guider                   1991         169,000           Double-hull       SG           2015
Front Leader                   1991         169,000           Double-hull       SG           2015
Front Rider                    1992         169,000           Double-hull       SG           2016
Front Striver                  1992         169,000           Double-hull       SG           2016
Front Viewer                   1992         169,000           Double-hull       SG           2016

Suezmaxes
Front Transporter              1989         150,000           Single-hull       MI                 (3)
Front Target                   1990         150,000           Single-hull       MI                 (3)
Front Traveller                1990         153,000           Single-hull       MI                 (3)
Front Birch                    1991         152,000           Double-side       MI          (2015) (1)
Front Maple                    1991         152,000           Double-side       MI          (2015) (1)
Front Granite                  1991         142,000           Single-hull       NIS         (2014) (1)
Front Sunda                    1992         142,000           Single-hull       NIS         (2014) (1)
Front Comor                    1993         142,000           Single-hull       NIS         (2014) (1)
Front Pride                    1993         150,000           Double-hull       NIS          2017
Front Glory                    1995         150,000           Double-hull       NIS          2018
Front Splendour                1995         150,000           Double-hull       NIS          2018
Front Ardenne                  1997         153,000           Double-hull       NIS          2020
Front Brabant                  1998         153,000           Double-hull       NIS          2021
Mindanao                       1998         158,000           Double-hull       SG           2021
Front Hunter                   1998         153,000           Double-hull       NIS          2021

Containerships
Sea Alpha                      2005        1,700 Teu (2)        n/a             CYP          2007
Sea Beta (Newbuilding)         2005        1,700 Teu            n/a             CYP               (3)(4)

Key to Flags:
BA - Bahamas, HK - Hong Kong, IoM - Isle of Man, LIB - Liberia, NIS - Norwegian International Ship Register, PAN - Panama, SG - Singapore, FRA - France, MI - Marshall Islands, CYP - Cyprus.

     (1)  Charter subject to termination at the Charterer's option after 2010.

     (2)  Measured in "twenty-foot equivalent units" (Teu).

     (3)  Charterparty not established as at June 24, 2005.

     (4)  Estimated delivery September 2005.

Other than our interests in the vessels described above, we do not own any material physical properties.

Importance of Fleet Size

We believe that fleet size in the industrial shipping sector is important in negotiating terms with major clients and charterers. We believe that a large, high-quality VLCC and Suezmax fleet will enhance our ability to obtain competitive terms from suppliers and shipbuilders and to produce cost savings in chartering and operations.

Seasonality

Historically, oil trade and therefore charter rates increased in the winter months and eased in the summer months as demand for oil in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry in general is less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year. Most apparent is a higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles.

Customers

Frontline, through its subsidiaries, is our principal customer and accordingly nearly 100% of our operating revenues are derived from them.

Competition

The market for international seaborne crude oil transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent shipowner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which we engage.

Risk of Loss and Insurance

Our business is affected by a number of risks, including mechanical failure of the vessels, collisions, property loss to the vessels, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labour strikes. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

Frontline Management is responsible for arranging for the insurance of our vessels in line with standard industry practice. In accordance with that practice, we maintain marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. From time to time we carry insurance covering the loss of hire resulting from marine casualties in respect of some of our vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

We believe that our current insurance coverage is adequate to protect us against the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage, consistent with standard industry practice. However, there is no assurance that all risks are adequately insured against, that any particular claims will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future.

Inspection by a Classification Society

Every commercial vessel's hull and machinery is "classed" by a classification society authorised by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a member. Our vessels have all been certified as "in class."

Each vessel is inspected by a surveyor of the classification society every year, every two and a half years and every four to five years. Should any defects be found, the classification surveyor will issue a "recommendation" for appropriate repairs which have to be made by the shipowner within the time limit prescribed.

Environmental and Other Regulations

International conventions and national, state and local laws and regulations of the jurisdictions where our tankers operate or are registered significantly affect the ownership and operation of our tankers. We believe we are currently in substantial compliance with applicable environmental and regulatory laws regarding the ownership and operation of our tankers. However, because existing laws may change or new laws may be implemented, we cannot predict the ultimate cost of complying with all applicable requirements or the impact they will have on the resale value or useful lives of our tankers. Future, non-compliance could require us to incur substantial costs or to temporarily suspend operation of our tankers.

We believe the heightened environmental and quality concerns of insurance underwriters, regulators and charterers are leading to greater inspection and safety requirements on all vessels and creating an increasing demand for modern vessels that are able to conform to the stricter environmental standards. We maintain high operating standards for our vessels that emphasizes operational safety, quality maintenance, continuous training of our crews and officers and compliance with United States and international regulations. Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities such as the U.S. Coast Guard, harbour master or equivalent, classification societies, flag state administration or country of registry, and charterers, particularly terminal operators and major oil companies which conduct frequent vessel inspections. Each of these entities may have unique requirements that we must comply with.

Environmental and Other Regulations

International conventions and national, state and local laws and regulations of the jurisdictions where our tankers operate or are registered significantly affect the ownership and operation of our tankers. We believe we are currently in substantial compliance with applicable environmental and regulatory laws regarding the ownership and operation of our tankers. However, because existing laws may change or new laws may be implemented, we cannot predict the ultimate cost of complying with all applicable requirements or the impact they will have on the resale value or useful lives of our tankers. Future, non-compliance could require us to incur substantial costs or to temporarily suspend operation of our tankers.

We believe the heightened environmental and quality concerns of insurance underwriters, regulators and charterers are leading to greater inspection and safety requirements on all vessels and creating an increasing demand for modern vessels that are able to conform to the stricter environmental standards. We maintain high operating standards for our vessels that emphasizes operational safety, quality maintenance, continuous training of our crews and officers and compliance with United States and international regulations. Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities such as the U.S. Coast Guard, harbour master or equivalent, classification societies, flag state administration or country of registry, and charterers, particularly terminal operators and major oil companies which conduct frequent vessel inspections. Each of these entities may have unique requirements that we must comply with.

International Maritime Organisation

In 1992, the International Maritime Organization, or IMO ( the United Nations agency for maritime safety and the prevention of marine pollution by ships), adopted MARPOL 73/78 regulations that set forth pollution prevention requirements applicable to tankers. These regulations, which have been adopted by more than 150 nations, including many of the jurisdictions in which our tankers operate, provide, in part, that:

     o    tankers   between  25  and  30  years  old  must  be  of   double-hull
          construction or of a mid-deck design with double-sided construction, unless:

          (1) they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

          (2) they are capable of hydrostatically balanced loading (loading cargo into a tanker in such a way that in the event of a breach of the hull, , water flows into the tanker, displacing oil upwards instead of into the sea);

     o tankers 30 years old or older must be of double-hull construction or mid-deck design with double-sided construction; and

     o    all tankers are subject to enhanced inspections.

Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-sided construction, or be of another approved design ensuring the same level of protection against oil pollution, if the tanker:

     o is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

     o commences a major conversion or has its keel laid on or after January 6, 1994; or

     o completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

These regulations were amended in 2001 and provided a timetable for the phase out of single hull tankers. This timetable was amended again in December 2003 in response to European Union ("EU") proposals, further accelerating the final phase-out dates for single hull tankers.

The baseline phase out dates apply to tankers according to their certified arrangement (protectively located segregated ballast tanks or PL/SBT) and the type of oil carried as cargo. These regulations identify 3 categories of single hull tankers, including double side and double bottom tankers:

a) Category 1 (Pre- PL/SBT) oil tankers - any tanker of 20,000 dwt or above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or of 30,000 dwt or above carrying other types of oil .

b) Category 2 (PL/SBT) oil tankers - any tanker of 20,000 dwt or above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or of 30,000 dwt or above carrying other types of oil.

c) Category 3 oil tankers - any tanker of between 5,000 dwt and 20,000 dwt carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or less than 30,000 dwt carrying other types of oil .

All of the single-hull tankers we operate are Category 2 oil tankers. The table below provides the specific phase out dates according to each category of oil tanker. Oil tankers that meet 13F or have double bottoms and double sides with dimensions in compliance with 13G1(c) continue to be exempt from the accelerated phase out.

Baseline Phase Out Scheme

Phase Out Date                            Year of Delivery
                       Category 1            Category 2              Category 3
                       ----------            ----------              ----------
5 April 2005         before 5 April 82              before 5 April 1977
   + 2005           after 5 April 1982    After 5 April 77 but before 1 Jan 1978
   + 2006                                             1978* and 1979*
   + 2007                                             1980* and 1981*
   + 2008                                                  1982*
   + 2009                                                  1983*
   + 2010                                             1984* or later

                    + by Anniversary of Delivery Date In Year
                                * subject to CAS

For Category 2 and 3 tankers, a successful completion of the Condition Assessment Scheme (CAS) is required by 15 years of age or by the first intermediate or renewal survey due after 5 April 2005, which ever occurs later.

The new phase-out regime became effective on April 5, 2005. For Category 1 tankers (pre-MARPOL tankers without segregated ballast tanks, generally built before 1982), the final phase-out date has been brought forward to 2005 from 2007. For Category 2 tankers (MARPOL tankers, generally built after 1982) the final phase out date has brought forward to 2010 from 2015.

To soften the significant impact that would occur if the approximately 700 tankers (approximately 67 million tons dwt) were to be phased out globally in 2010 as per above, two exceptions to the baseline phase out dates were adopted which allow Category 2 and 3 oil tankers that have passed the CAS to operate beyond the 2010 cut-off date as summarized below:

Exception One - a flag State may permit oil tankers to operate to 25 years of age provided that, not later than 1 July 2001, the entire cargo tank length is protected with one of the following arrangements which cannot be used for the carriage of oil:

o Double bottoms having a height at centerline which does not meet that required by the MARPOL 13E; or

o Wing tanks having a width which does not meet that required by IBC Code - Type 2.

Exception Two - a flag State may permit oil tankers, that do not have double bottoms nor double sides, to operate to the age of 25 years of age or the anniversary date of the tanker's delivery in 2015, whichever occurs earlier.

Although flag States are permitted to grant extensions in both of the above cases provided CAS is satisfactorily completed and IMO has been so informed of the extension, coast States have the right to deny oil tankers that have been granted such extensions into their ports and offshore terminals.

Oil tankers granted life extension under Exception One may be denied entry after 2015 for vessels which are 25 years of age and older. Oil tankers with neither double bottoms nor double sides which have been granted an extension under Exception Two may be denied entry after the relevant phase out date.

Based on the present oil consumption, expected future oil consumption, the present tanker fleet, the order book for tankers forward and the yard capacities we believe that in order to meet the world demand for transport of oil, the industry will need to use single hulls after 2010 and hence we believe exemptions will be granted for trading well maintained single hull tankers after 2010.

The following table summarizes the impact of such regulations on the Company's single hull and double sided tankers:

                                                Vessel       Year      IMO phase out            OPA 90
Vessel Name                   Vessel type     Category(s)    Built     No exemption      Flag state exemption
-----------                   -----------     -----------    -----     ------------      --------------------
Front Birch                   Suezmax          SH            1991       2010                  2015
Front Comor                   Suezmax          SH            1993       2010                  2015
Front Granite                 Suezmax          SH            1991       2010                  2015
Front Maple                   Suezmax          SH            1991       2010                  2015
Front Sunda                   Suezmax          SH            1992       2010                  2015
Front Target                  Suezmax          SH            1990       2010                  2015
Front Transporter             Suezmax          SH            1989       2010                  2014
Front Traveller               Suezmax          SH            1990       2010                  2015
Edinburgh                     VLCC             SH            1993       2010                  2015
Front Ace                     VLCC             SH            1993       2010                  2015
Front Duchess                 VLCC             SH            1993       2010                  2015
Front Duke                    VLCC             SH            1992       2010                  2015
Front Highness                VLCC             SH            1991       2010                  2015
Front Lady                    VLCC             SH            1991       2010                  2015
Front Lord                    VLCC             SH            1991       2010                  2015
Front Sabang                  VLCC             SH            1990       2010                  2015
Front Vanadis                 VLCC             SH            1990       2010                  2015
Navic Astral                  VLCC             SH            1996       2010                  2015

MARPOL Regulation 13H was also introduced, banning the carriage of heavy grade oils in single hull tankers of more than 5,000 dwt after April 5, 2005. This regulation will affect heavy crude oil from Latin America as well as heavy fuel oil, bitumen, tar and related products. Flag states, however, may permit Category 2 tankers to continue to carry heavy grade oil beyond 2005, subject to satisfactory CAS results.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI, when it becomes effective, will set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as halons, chlorofluorocarbons, emissions of volatile compounds from cargo tanks and prohibition of shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that we are in substantial compliance with the Annex VI regulations .Compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operation of our vessels.

The operation of our vessels is also affected by the requirements set forth in the IMO's Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners and bareboat charterers to maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for emergencies. The failure of a ship owner or a bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in certain ports. We rely on the safety management system that we and our third party technical managers have developed.

United States Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of the United States Oil Pollution Act of 1990, or OPA, and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the United States territorial sea and the 200 nautical mile exclusive economic zone around the United States. CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

     o    natural resources damages and related assessment costs;

     o    real and personal property damages;

     o net loss of taxes, rents, royalties, rents, fees and other lost revenues;

     o net cost of public services necessitated by a spill response such as protection from fire, safety or health hazards; and

     o    loss of subsistence use of natural resources.

OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of tankers, contains a similar liability regime and provides for cleanup and removal of hazardous substances and for natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

These limits of liability do not apply, however, where the incident is caused by violation of applicable United States federal safety, construction or operating regulations, or by the responsible party's gross negligence or wilful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to co-operate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

OPA also requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The United States Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under these regulations, an owner or operator of more than one tanker is required to obtain a certificate of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided requisite guarantees and received certificates of financial responsibility from the United States Coast Guard for each of our tankers that calls in United States waters.

Frontline Management insures each of our tankers with pollution liability insurance in the maximum commercially available amount of $1.0 billion per incident per vessel. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

Under OPA, oil tankers without double hulls will not be permitted to come to United States ports or trade in the United States waters by 2015. Based on the current phase-out requirement, our 24 single hull tankers will not be eligible to carry oil as cargo within the 200-mile United States exclusive economic zone starting in 2010, except that these tankers and our three double sided tankers may trade in United States waters until 2015 if their operations within United States. waters are limited to discharging their cargoes at the Louisiana Offshore Oil Port ("LOOP") or unloading with the aid of another vessel, a process referred to as "lightering," within authorized lightering zones more than 60 miles off-shore.

OPA also amended the Federal Water Pollution Control Act to require owners or operators of tankers operating in the waters of the United States to file vessel response plans with the United States Coast Guard, and their tankers are required to operate in compliance with their United States Coast Guard approved plans. These response plans must, among other things:

     o address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

     o    describe crew training and drills; and

     o identify a qualified individual with full authority to implement removal actions.

Vessel  response  plans for our  tankers  operating  in the waters of the United
States have been approved by the United States Coast Guard. In addition, the United States Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. We are responsible for ensuring our vessels comply with any additional regulations.

OPA does not prevent individual states from imposing their own liability regimes with respect to oil pollution incidents occurring within their boundaries. In fact, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than United States federal law.

European Union Tanker Restrictions

In July 2003, the European Union adopted legislation, which was amended in October 2003, that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010 or earlier, depending on their age. The European Union has also already banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age are also restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those more than 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the m.t. Prestige and resulting oil spill in November 2002 has led to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of all of our tankers and our ability to generate income from them. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

International Conventions on Civil Liability for Oil Pollution Damage

Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or the CLC, and the Convention for the Establishment of an
International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $4.0 million plus approximately $566.0 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $80.5 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 ("MTSA") came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea ("SOLAS") created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code ("ISPS"). Among the various requirements are:

     o on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

     o    on-board installation of ship security alert systems;

     o    the development of vessel security plans; and

     o    compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. All of our vessels comply with the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

C.   ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D.   PROPERTY, PLANT AND EQUIPMENT

Other than its interests in the vessels described above, we do not own any material physical properties.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and notes thereto and predecessor combined carve-out financial statements included herein. This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

Overview

We were incorporated in Bermuda on October 10, 2003, for the purpose of acquiring certain of the shipping assets of Frontline. Frontline is a publicly listed Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers, including OBO carriers. Frontline operates tankers of two sizes: VLCCs and Suezmaxes. Frontline is a holding company which operates through subsidiaries and joint ventures located in Bermuda, Isle of Man, Liberia, Norway, Panama, Singapore, the Bahamas and Sweden.

On December 11, 2003, we entered into a purchase agreement with Frontline to purchase certain of Frontline's wholly owned VLCC and Suezmax owning subsidiaries, plus a purchase option to acquire a further VLCC, which we refer to collectively as the Vessel Interests. On December 18, 2003 we issued $580 million aggregate principal amount of 8.5% senior notes due 2013 in a private offering to qualified institutional buyers. The proceeds from the offering of our senior notes, together with a deemed equity contribution of approximately $525 million from Frontline, were used to complete the acquisition of the Vessel Interests. We also assumed senior secured indebtedness with respect to our fleet in the amount of approximately $1,158.0 million, which we subsequently refinanced with the proceeds of our notes and our $1,058.0 million credit facility. On January 1, 2004 we completed the purchase of the Vessel Interests we agreed to purchase from Frontline on December 11, 2003. As a result of these transactions we acquired a fleet of 24 Suezmax tankers, 22 VLCCs, and an option to acquire an additional VLCC with a combined carrying capacity of approximately
10.5 million dwt and a combined book value at January 1, 2004 of approximately $2,048.4 million.

On January 1, 2004, we entered into time charter agreements with Frontline Shipping to charter the 46 vessels for substantially the remainder of their useful lives at fixed rates. Frontline Shipping was initially capitalized by Frontline with $250 million to support its obligation to make charterhire payments to us. In addition, on January 1, 2004, we entered into management agreements with Frontline Management to manage the 46 vessels for substantially the remainder of their useful lives at fixed rates.

On January 17, 2005 we exercised our option to acquire the VLCC Oscilla. The vessel was delivered to us on April 4, 2005, renamed Front Scilla and chartered to Frontline Shipping under substantially the same terms as our other VLCCs. Between January and March 2005 we purchased three further double hulled VLCCs from Frontline, which were chartered to Frontline Shipping II under substantially the same terms as our other VLCCs, except with respect to the base charter rates. In March 2005, we sold the Suezmax tanker Front Fighter and the time charter of Front Fighter to Frontline Shipping and management agreement for the vessel were both concurrently cancelled.

We have entered into an agreement in May 2005 with parties affiliated with Hemen to acquire two vessel owning companies, each owning one 2005 built containership for a total consideration of $98.6 million. The Sea Alpha was delivered in May 2005, and the Sea Beta will be delivered from the shipyard in September 2005. The Sea Alpha is currently trading on a medium term time charter to an unrelated third party.

In May 2005, we sold the three Suezmaxes, Front Lillo, Front Emperor and Front Spirit, for a total consideration of $92.0 million. These vessels were delivered to their new owners in June 2005. In May 2005, we also agreed to buy a further three vessels from Frontline, namely Front Traveller, Front Transporter, and Front Target, for an aggregate amount of $92.0 million. The time charter and management arrangements between Ship Finance and Frontline Shipping have been cancelled for the three sold vessels and will be replaced with new agreements on similar terms for the vessels acquired.

We have entered into an agreement in June 2005 with parties affiliated with Hemen to acquire two vessel owning companies, each owning one 2004 built VLCC, for a total consideration of $184 million. We will lease the vessels on long term charters to Frontline Shipping II starting in the third quarter of 2005.

Following these purchases and disposals we have a fleet of 52 vessels as of June 24, 2005.

As a result of the purchase of our fleet and our time charter and management agreements with Frontline, our consolidated financial statements significantly differ as of and for the year ended December 31, 2004 compared with our predecessor combined carve-out financial statements as of and for the years ended December 31, 2003 and 2002. These differences primarily relate to the way we account for vessels and revenues as a result of the time charter arrangements, but also include the way we account for operating expenses and administrative expenses. The following discussion identifies the principal factors that affect our predecessor combined carve-out financial statements and our 2004 and future results.

Overview - Predecessor

For the years ended December 31, 2003 and 2002, the predecessor combined carve-out financial statements presented herein have been carved out of the consolidated financial statements of Frontline. Our financial position, results of operations and cash flows reflected in our combined financial statements are not indicative of those that would have been achieved had we operated autonomously for all periods presented. Our predecessor combined carve-out financial statements assume that our business was operated as a separate corporate entity prior to its inception. Prior to the date of our incorporation, our business was operated as part of the shipping business of Frontline. Our predecessor combined carve-out financial statements have been prepared to reflect the combination of the Vessel Interests.

As at December 31, 2003, the Vessel Interests were comprised of 19 wholly owned VLCCs, 24 wholly owned Suezmax tankers, one option to acquire a VLCC and interests in six associated companies that each owned a VLCC. As at December 31, 2002, the Vessel interests were comprised of 18 wholly owned VLCCs, 24 wholly owned Suezmax tankers, one option to acquire a VLCC and interests in seven associated companies that each owned a VLCC.

Where Frontline's assets, liabilities, revenues and expenses relate to specific Vessel Interests, these have been identified and carved out for inclusion in our predecessor combined carve-out financial statements. Frontline's shipping interests and other assets, liabilities, revenues and expenses that do not relate to the Vessel Interests have been identified and not included in our combined financial statements. The preparation of our combined financial statements requires allocation of certain assets and liabilities and expenses where these items are not identifiable as related to one specific activity. Administrative overheads of Frontline that cannot be related to a specific vessel have been allocated pro rata based on the number of vessels in the Company compared with the number in Frontline's total fleet. We have deemed that the related allocations are reasonable to present our financial position, results of operations, and cash flows. We also believe the various allocated amounts would not materially differ from those that would have been achieved had we operated on a stand-alone basis for all periods presented. However, our financial position, results of operations and cash flows are not indicative of those that would have been achieved had we operated autonomously for all periods presented in our predecessor combined carve-out financial statements as we may have made different operational and investment decisions as an independent Company. Furthermore, the predecessor combined carve-out financial statements do not reflect the results we would have achieved under our current fixed rate long term charters and management agreements and therefore are not indicative of our current or future results of operations.

The majority of our assets, liabilities, revenues and expenses are vessel specific and are included in the vessel owning subsidiaries' financial statements. However, in addition, the following significant allocations have been made:

Long term debt: An allocation of corporate debt of Frontline has been made. This debt has been allocated as it relates specifically to a vessel over which the Company had a purchase option (which was subsequently exercised). The associated interest expense has also been allocated to our predecessor combined carve-out financial statements.

Interest rate swaps: For the purposes of our combined financial statements, interest rate swaps specific to carved out debt have been included. In addition, non-debt specific interest rate swaps have been included on the basis that such swaps were intended to cover the floating rate debt that has been included in our predecessor carve-out combined statements. The associated mark to market adjustments arising on the swaps has also been allocated to our predecessor combined carve-out financial statements and is included in other financial items, net.

Administrative expenses: Frontline's overheads relate primarily to management organizations in Bermuda and Oslo that manage the business. These overhead costs include salaries and other employee related costs, office rents, legal and professional fees and other general administrative expenses. Other employee related costs includes costs recognized in relation to Frontline's employee share option plan. We have allocated overhead pro rata based on the number of vessels in the Company compared with the number in Frontline's total fleet.

No allocation of interest income has been made and interest income reported in our combined financial statements represents interest income earned by the vessel owning subsidiaries and interest earned on loans to joint ventures.

Factors Affecting Our 2004 and Future Results

Principal factors that have affected our 2004 results and are expected to affect our future results of operations and financial position include: o the earnings of our vessels under time charters to the Charterers;

     o the amount we receive under the profit sharing arrangements with the Charterers;

     o the earnings and expenses related to any additional vessels that we acquire;

     o    vessel management fees;

     o    administrative expenses; and

     o    interest expense.

Vessel Earnings

Our revenues since January 1, 2004 derive primarily from our long term, fixed rate time charters with the Charterers. All of the vessels that we have acquired from Frontline, including the vessels we have acquired since December 2003, are chartered to the Charterers under long term charters that are generally accounted for as finance leases. We allocate $6,500 per day from each time charter payment as finance lease service revenue. The balance of each charter payment is allocated between finance lease interest income and finance lease repayment in order to produce a constant periodic return on the balance of our net investments in finance leases. As the balance of our net investments in finance leases decreases, we will allocate less of each charter payment as finance lease interest income and more as finance lease repayments. Certain of our vessels were on charter to third parties as at January 1, 2004 when our charter arrangements with Frontline became economically effective. Our arrangement with Frontline is that while our vessels are completing performance of third party charters, we pay Frontline all revenues we earn under third party charters in exchange for Frontline paying us the agreed upon Frontline charterhire. We account for the revenues received from these third party charters as time charter, bareboat or voyage revenues, as applicable, and the subsequent payment of these amounts to Frontline as deemed dividends paid. We account for the charter revenues received from Frontline Shipping Limited prior to the charters becoming effective for accounting purposes, as deemed equity contributions received.

In addition, for the final 11-month period in 2004 and for each calendar year thereafter, the Charterers will pay us a profit sharing payment if our vessels' earnings exceed certain amounts. Operating revenues from January 1, 2004, therefore include finance lease interest income, finance lease service revenues, profit sharing revenues and include charter revenues for the period prior to our vessels commencing trading under their charters to Frontline.

We recognize profit sharing revenue for a particular vessel when its earnings on a TCE basis exceed the maximum amount of base charterhire that the vessel is scheduled to earn for the entire year. In 2004, this occurred in the second quarter of the year. We therefore generally do not expect to recognize any profit sharing revenue in the first quarter of any year. In addition, we expect stronger demand for vessels and increased oil trading activity in the winter months in the Northern hemisphere to affect the amount and timing of our profit sharing revenue.

Expenses

Our expenses consist primarily of vessel management fees, administrative expenses and interest expense. With respect to vessel management fees, our vessel owning subsidiaries have entered into fixed rate management agreements with Frontline Management under which Frontline Management is responsible for all technical management of the vessels. Each of these subsidiaries pays Frontline Management a fixed fee of $6,500 per day per vessel for all of the above services. We reported voyage expenses in 2004, derived from voyages that were in progress on January 1, 2004. As of January 1, 2005, all of our vessels were employed under time or bareboat charters. We do not expect to report further significant voyage expenses.

We have entered into an administrative services agreement with Frontline Management under which Frontline Management provides us with administrative support services. We and each of our vessel owning subsidiaries pay Frontline Management a fixed fee of $20,000 per year for its services under the agreement, and agree to reimburse Frontline Management for reasonable third party costs, if any, advanced on our behalf by Frontline.

Other than the interest expense associated with our notes, the amount of our interest expense will be dependent on our overall borrowing levels and may significantly increase when we acquire vessels or on the delivery of newbuildings. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. Interest expense may also change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments that we enter into. At December 31, 2004 we had a $1,058.0 million secured six-year credit facility with a syndicate of financial institutions. This credit facility provided us with a portion of the capital required to complete the acquisition of the Vessel Interests and to refinance related secured indebtedness. This credit facility bore interest at LIBOR plus 1.25%. We were also party to interest rate swaps which fixed the interest on $581.4 million of our floating rate borrowings at an average rate of 3.8% (exclusive of margin). In February 2005, we refinanced our existing secured credit facility with a new $1,131.0 million secured credit facility. The new facility bears interest at LIBOR plus a margin of 0.7% and is repayable over a term of six years. The related interest rate swaps remain unchanged.

Factors Affecting Our Predecessor Results

The principal factors that have affected our predecessor historical results of operations and financial position include: o the earnings of our vessels in the charter market;

     o    vessel expenses;

     o    administrative expenses;

     o    depreciation;

     o    interest expense; and

     o    foreign exchange.

Vessel Earnings

Prior to January 1, 2004, we derived our earnings from bareboat charters, time charters, voyage charters and contracts of affreightment.

A bareboat charter is a contract for the use of a vessel for a specified period of time where the charterer pays substantially all of the vessel voyage costs and operating costs. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the vessel voyage costs but the vessel owner pays the operating costs. A voyage charter is a contract for the use of a vessel for a specific voyage in which the vessel owner pays substantially all of the vessel voyage costs and operating costs. A contract of affreightment is a form of voyage charter in which the owner agrees to carry a specific type and quantity of cargo in two or more shipments over an agreed period of time. Accordingly, for equivalent profitability, charter income under a voyage charter would be greater than that under a time charter to take account of the owner's payment of the vessel voyage costs. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily TCEs. For voyage charters, this is calculated by dividing net voyage revenues by the number of days on charter. Days spent off hire are excluded from this calculation. Off hire days are days a vessel is unable to perform its service for which it is immediately required under a time charter. Off hire days include days spent on repairs, dry docking and surveys, whether scheduled or unscheduled.

As at December 31, 2003 and 2002, 29 and 35, respectively, of our vessels operated in the voyage charter market. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services. The following table sets forth the average daily TCEs earned by our tanker fleet in 2003 and 2002:

                                            2003                         2002
                                            ----                         ----
                                                     (dollars per day)

VLCC..........................             40,400                       22,200
Suezmax.......................             33,500                       18,400
Suezmax OBO...................             32,000                       17,700

Expenses

Operating costs are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils and insurance.

Administrative expenses are composed of general corporate overhead expenses, including personnel costs, property costs, legal and professional fees and other general administrative expenses. Personnel costs include, among other things, salaries, pension costs, fringe benefits, travel costs and health insurance. In 2002, administrative expenses also included administrative costs associated with Frontline's participation in Tankers International LLC, a pooling arrangement for the commercial operation of the VLCCs of Frontline and five other VLCC operators, entered into in December of 1999. Frontline withdrew from the pool in July of 2002 and these costs ceased in the second half of 2002.

Depreciation, or the periodic cost charged to our income for the reduction in usefulness and long term value of our vessels, is also related to the number of vessels we own. We depreciate the cost of our vessels, less their estimated residual value, over their estimated useful life on a straight-line basis. No charge is made for depreciation of vessels under construction until they are delivered. Interest expense in our combined financial statements relates to vessel specific debt facilities of our subsidiaries and to corporate debt that has been allocated to us. Interest expense depends on the same factors set forth above as to our interest expense. At December 31, 2003, all of our debt was floating rate debt.

Foreign Exchange

As at December 31, 2003, certain of our subsidiaries had Yen denominated debt and charters denominated in Yen, which exposed us to exchange rate risk. As at December 31, 2003, we had Yen denominated debt in subsidiaries of (Y)9.6 billion ($89.8 million).

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements and combined financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies we apply that are considered to involve a higher degree of judgment in their application. See Note 2 to our consolidated financial statements and predecessor combined carve-out financial statements for details of all of our material accounting policies.

In preparing our consolidated financial statements, we follow critical accounting policies that are different in some respect from those followed in the preparation of our predecessor financial statements. Each set of critical accounting policies is discussed separately below.

We use the following critical accounting policies in preparing our consolidated financial statements.

Revenue Recognition

Revenues are generated from time charter and bareboat charterhires and are recorded over the term of the charter as service is provided. Voyage charter revenues have been included for the period prior to our vessels commencing trading under their charters to Frontline. Under a voyage charter, the revenues and associated voyage costs are recognized ratably over the estimated duration of the voyage.

Profit sharing revenues are recorded when earned and realizable. We consider profit sharing revenues to be earned and realizable to the extent that a vessel's underlying earnings on a time charter equivalent basis exceed the maximum amount of base charterhire the vessel could earn during the period. This threshold is calculated as the number of days in the profit sharing period multiplied by the daily profit sharing threshold rates. These threshold rates represent the base charterhire rates specified in the individual time charter agreements.

Vessels and Depreciation

The cost of vessels less estimated residual value is depreciated on a straight line basis over the vessels' estimated remaining economic useful lives. The estimated economic useful life of our double-hull vessels is 25 years and for single hull vessels is either 25 years or the vessels' anniversary date in 2115, whichever comes first. This is a common life expectancy applied in the shipping industry.

If the estimated economic useful life is incorrect, or circumstances change and the estimated economic useful life has to be revised, an impairment loss could result in future periods. We will continue to monitor the situation and revise the estimated useful lives of those vessels as appropriate when new regulations are implemented.

Leases

Leases of our vessels where we are the lessor are classified as either finance leases or operating leases based on an assessment of the terms of the lease. For the leases which have been classified as finance leases, the minimum lease payments (net of amounts representing estimated executory costs including profit thereon) plus the unguaranteed residual value are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

Classification of a lease involves the use of estimates or assumptions about fair values of leased vessels and expected future values of vessels. We generally base our estimates of fair value on the average of three independent broker valuations of a vessel. Our estimates of expected future values of vessels are based on current fair values amortized in accordance with our standard depreciation policy for owned vessels.

Deemed Dividends

Our charter arrangements with Frontline became effective on January 1, 2004. Certain of our vessels were on fixed term charters to third parties as at January 1, 2004 and the remainder were on spot voyages. As each of our vessels completes its original charter in place on January 1, 2004, the finance leases with Frontline become effective for accounting purposes. We account for the revenues received from these third party charters as time charter, bareboat or voyage revenues as applicable and the subsequent payment of these amounts to Frontline as deemed dividends paid. We account for the charter revenues received from Frontline Shipping Limited prior to the charters becoming effective for accounting purposes, as deemed equity contributions received. This treatment has been applied due to the related party nature of the charter arrangements.

Deemed Equity Contributions

We have accounted for the difference between the historical cost of the vessels, originally transferred to us by Frontline on January 1, 2004 at Frontline's historical carrying value, and the net investment in the lease as a deferred deemed equity contribution. This deferred deemed equity contribution is presented as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the original transfer of the vessel and the subsequent finance lease. The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the new lease arrangement as lease payments are applied to the principal balance of the lease receivable.

Impairment of Long-lived Assets

Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In assessing the recoverability of the vessels' carrying amounts, we must make assumptions regarding estimated future cash flows. These assumptions include assumptions about the spot market rates for vessels, the revenues the vessel could earn under time charter, voyage charter or bareboat charter, the operating costs of our vessels, the estimated economic useful life of our vessels and their scrap value. In making these assumptions, we refer to historical trends and performance as well as any known future factors. Factors we consider important that could affect recoverability and trigger impairment include significant underperformance relative to expected operating results, new regulations that change the estimated useful economic lives of our vessels and significant negative industry or economic trends. If our review indicates impairment, an impairment charge is recognized based on the difference between carrying value and fair value. Fair value is typically established using an average of three independent valuations. Although management believes that the assumptions and estimates used to evaluate impairment are reasonable and appropriate, such assumptions and estimates are highly subjective.

Variable Interest Entities

A variable interest entity is a legal entity that lacks either (a) equity interest holders as a group that lack the characteristics of a controlling financial interest, including: decision making ability and an interest in the entity's residual risks and rewards or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support. FASB Interpretation 46 (R) requires a variable interest entity to be consolidated if any of its interest holders are entitled to a majority of the entity's residual return or are exposed to a majority of its expected losses. In applying the provisions of Interpretation 46 (R), we must make assumptions in respect of, but not limited to, the sufficiency of the equity investment in the underlying entity. These assumptions include assumptions about the future revenues, operating costs and estimated economic useful lives of assets of the underlying entity.

We initially applied the provisions of Interpretation 46(R) to all special purpose entities and other entities created after January 31, 2003 on December 31, 2003. In accordance with the requirements of Interpretation 46(R), we initially applied its provisions to entities that are not considered to be special purpose entities that were created before January 31, 2003 as of March 31, 2004.

The effect of implementation of FIN 46(R) was to require consolidation of one entity in which we held an interest but which had not previously been consolidated. We had an option to purchase the VLCC Oscilla on expiry of a five-year time charter, which commenced in March 2000. Oscilla was owned and operated by an unrelated special purpose entity. Prior to the adoption of FIN 46(R) we did not consolidate this special purpose entity. We have determined that the entity that owns Oscilla is a variable interest entity and that we are the primary beneficiary. At December 31, 2004 through to January 2005, when we exercised our option to acquire the vessel, after exhaustive efforts, we were unable to obtain the accounting information necessary to be able to consolidate the entity that owned Oscilla. If we had exercised the option at December 31, 2004, the cost of the Oscilla would have been approximately $28.5 million and our maximum exposure to loss was $8.4 million. The application of FIN 46(R) has not had a material impact on our results of operations or financial position. We have taken delivery of the vessel in April 2005.

The following critical accounting policies were used in the preparation of the predecessor combined carve-out financial statements.

Carve out of the Financial Statements of Frontline

For the years ended December 31, 2003 and 2002, our predecessor combined carve-out financial statements presented herein have been carved out of the financial statements of Frontline.

Where Frontline's assets, liabilities, revenues and expenses relate to the specific Vessel Interests, these have been identified and carved out for inclusion in our combined financial statements. Frontline's shipping interests and other assets, liabilities, revenues and expenses that do not relate to the Vessel Interests have been identified and not included in our combined financial statements. The preparation of our combined financial statements requires the allocation of certain assets and liabilities and expenses where these items are not identifiable as related to one specific activity. Administrative overheads of Frontline that cannot be related to a specific vessel have been allocated based on the number of vessels in the Company compared with the number in Frontline's total fleet. Management has deemed the related allocations are reasonable to present our financial position, results of operations, and cash flows. Management believes the various allocated amounts would not materially differ from those that would have been achieved had we operated on a stand-alone basis for all periods presented in our predecessor combined carve-out financial statements. Our financial position, results of operations and cash flows are not indicative of those that would have been achieved had we operated autonomously for all years presented as we may have made different operational and investment decisions as a company independent of Frontline.

Revenue Recognition

Revenues are generated from voyage charters, contracts of affreightment, time charter and bareboat charterhires. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized ratably over the estimated duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Amounts receivable or payable arising from profit sharing arrangements are accrued based on the estimated results of the voyage recorded as at the reporting date.

The operating revenues and voyage expenses of the vessels operating in the Tankers pool, and certain other pool arrangements, are pooled and net operating revenues, calculated on a TCE basis, are allocated to the pool participants according to an agreed formula. The same revenue and expenses principles stated above are applied in determining the pool's net operating revenues.

Vessels and Depreciation

The cost of vessels less estimated residual value is depreciated on a straight line basis over the vessels' estimated remaining economic useful lives. The estimated economic useful life of our double-hull vessels is 25 years and for single hull vessels is either 25 years or the vessels' anniversary date in 2115, whichever comes first. This is a common life expectancy applied in the shipping industry. Effective in April 2001, the IMO implemented new regulations that result in the accelerated phase out of certain non-double hull vessels.

If the estimated economic useful life is incorrect, or circumstances change and the estimated economic useful life has to be revised, an impairment loss could result in future periods. We will continue to monitor the situation and revise the estimated useful lives of its non-double hull vessels as appropriate when new regulations are implemented.

Impairment of Long-lived Assets

Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In assessing the recoverability of the vessels' carrying amounts, we must make assumptions regarding estimated future cash flows. These assumptions include assumptions about the spot market rates for vessels, the revenues the vessel could earn under time charter, voyage charter or bareboat charter, the operating costs of our vessels, the estimated economic useful life of our vessels and their scrap value. In making these assumptions, we refer to historical trends and performance as well as any known future factors. Factors we consider important that could effect recoverability and trigger impairment include significant underperformance relative to expected operating results, new regulations that change the estimated useful economic lives of our vessels and significant negative industry or economic trends. If our review indicates impairment, an impairment charge is recognized based on the difference between carrying value and fair value. Fair value is typically established using an average of three independent valuations. Although management believes that the assumptions and estimates used to evaluate impairment are reasonable and appropriate, such assumptions and estimates are highly subjective.

Leases

Leases of vessels where we are the lessee are classified as either capital leases or operating leases based on an assessment of the terms of the lease. Classification of leases involves the use of estimates or assumptions about fair values of leased vessels, expected future values of vessels and, if lessor's rates of return are not known, lessee's cost of capital. We generally base our estimates of fair value on the average of three independent broker valuations of a vessel. Our estimates of expected future values of vessels are based on current fair values amortized in accordance with our standard depreciation policy for owned vessels. Lessee's cost of capital is estimated using an average that includes estimated return on equity and estimated incremental borrowing cost. The classification of leases in our accounts as either capital leases or operating leases is sensitive to changes in these underlying estimates and assumptions.

Variable Interest Entities

The application of this accounting policy is discussed in the above critical accounting policies for our consolidated financial statements.

Accounting Changes

The accounting changes as set forth below relate to the predecessor combined carve-out financial statements included herein. The changes are not applicable to our consolidated financial statements for the period ended December 2003 and the year ended December 31, 2004 of the Company.

In December 2003 we implemented the provisions of FIN 46R. The effect of implementation of FIN 46R was to require consolidation of one entity in which we held an interest but which had not previously been consolidated. We had an option to purchase the VLCC Oscilla on expiry of a five-year time charter, which commenced in March 2000. Oscilla was owned and operated by an unrelated special purpose entity. Prior to the adoption of FIN 46 we did not consolidate this special purpose entity. We have determined that the entity that owned Oscilla was a variable interest entity and that we were the primary beneficiary. At December 31, 2004 through to January 2005, when we exercised our option to acquire the vessel, after exhaustive efforts, we were unable to obtain the accounting information necessary to be able to consolidate the entity that owned Oscilla. If we had exercised the option at December 31, 2004, the cost of the Oscilla would have been approximately $28.5 million. Our maximum exposure to loss, measured by the purchase price we paid for the option, was $8.4 million.

With effect from December 2003, the IMO implemented new regulations that result in the accelerated phase-out of single hull vessels. As a result of this, we have re-evaluated the estimated useful life of our single hull vessels and determined this to be either 25 years or the vessel's anniversary date in 2015 whichever comes first. As a result, the estimated useful lives of 13 of our wholly owned vessels were reduced in the fourth quarter of 2003. A change in accounting estimate was recognized to reflect this decision, resulting in an increase in depreciation expense and consequently decreasing net income by $1.1 million and basic and diluted earnings per share by $0.01, for 2003.

In June 2001, the FASB approved SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 applies to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. SFAS 142 superseded APB Opinion No. 17, "Intangible Assets". This statement is effective for fiscal years beginning after December 15, 2001. SFAS 142 requires that goodwill and indefinite lived intangible assets will no longer be amortized but will be reviewed annually for impairment. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. At December 31, 2001, we had unamortised goodwill of $14.1 million. We adopted SFAS 142 effective January 1, 2002 and recorded an impairment charge of $14.1 million for the unamortised goodwill on that date that is shown separately in the consolidated statement of operations as a cumulative effect of change in accounting principle. The valuation of the fair value of the reporting unit used to assess the recoverability of goodwill was a combination of independent third party valuations and the quoted market price.

As of January 1, 2001, we adopted Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS 133"). Certain hedge relationships met the hedge criteria prior to SFAS 133, but do not meet the criteria for hedge accounting under SFAS 133. On January 1, 2002, we discontinued hedge accounting for two interest rate swaps previously accounted for as cash flow hedges. This resulted in a balance of $4.9 million being frozen in accumulated other comprehensive income as at that date and this was being reclassified to the income statement over the life of the underlying instrument. The underlying loans were repaid in 2004 and the then remaining balance in accumulated other comprehensive income of $2.5 million was reclassified into earnings.

Market Overview

The tanker market experienced a record year in 2004 as freight rates increased dramatically compared to 2003, mainly due to limited fleet growth and strong growth in the demand for oil and, consequently, for oil tankers. In the first quarter of 2004, the spot market from the Middle East to the Far East stayed above TCE $57,000 per day while in the fourth quarter the spot market showed significantly stronger earnings with average rates around TCE $90,000 per day.

According to the International Energy Agency, world oil demand in 2004 was 82.44 million barrels per day (mbd), an increase of 2.65 mbd over 2003. The main driver for this growth was the strong economic growth in China and the United States resulting in record import levels.

The world supply of oil increased by 3.39 mbd in 2003 to a total of 83.03 mbd in 2004. The rapid economic growth in China led to a large growth in imports of oil into China during the year. In addition, Hurricane Ivan, which hit the United States Gulf Coast in 2005, led to the shut down of oil production in the area which had to be replaced by additional imports. This resulted in strong demand for VLCCs, and a very healthy market for most of the year. The continuing unrest in Iraq limited the output from that country to approximately 1.9 mbd compared with a pre-war level of approximately 2.2 mbd. However, the shortfall in production from Iraq was replaced by increased production in the rest of the OPEC countries.

The size of the world VLCC fleet increased by 2.5% in 2004 from 433 vessels to 452 vessels. A total of 11 VLCC's were scrapped during the year and 30 were delivered. The total orderbook for VLCCs was at 84 vessels at the end of the year (86 as of May 1st), of which 43 were ordered during the year. The size of the world Suezmax fleet increased by 5% in 2004 from 295 vessels to 310. A total of 11 Suezmaxes were scrapped and 26 were delivered. The total orderbook for Suezmaxes was at 76 at the end of the year, of which 30 were ordered during the year (79 as of May 1st). The total orderbooks for VLCCs and Suezmaxes equaled 19.1% and 24.5%, respectively, of the existing fleet.

While spot market rates have declined during the second quarter of 2005, the Company believes that the outlook for the tanker market for the remainder of 2005 is positive due to the continued growth in oil consumption, which should lead to a positive demand environment for tankers.

Seasonality

We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. Tanker markets are typically stronger in the winter months in the northern hemisphere due to increased oil consumption. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities and demand for vessels. The change in demand for vessels may affect the charter rates that the Charterer receives for our vessels. Seasonality may also affect the amount and timing of our profit sharing revenues.

Inflation

Although inflation has had a moderate impact on our corporate overheads, we do not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. In addition, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

Results of Operations

Year ended December 31, 2004 compared with predecessor combined carve-out for year ended December 31, 2003

Operating revenues

     (in thousands of $)                                     2004         2003
                                                             ----         ----

     Time charter revenues .........................        86,741       40,759
     Bareboat charter revenues......................        27,453       25,986

     Voyage charter revenues .......................        49,707      628,323
     Finance lease interest income .................       140,691            -
     Finance lease service revenues.................        72,551            -
     Profit sharing revenues........................       114,926            -
     Total operating revenues ......................       492,069      695,068

Total operating revenues decreased 29% in the year ended December 31, 2004. Operating revenues in 2004 include finance lease interest income, finance lease service revenues, profit sharing revenues from our profit sharing arrangement with Frontline and charter revenues for the period prior to our vessels commencing trading under their charters to Frontline after January 1, 2004. They also include charter revenues for vessels trading under long term charters to third parties during the period. The decrease in operating revenues in 2004 primarily reflects the change in employment of our vessels. In the period since we acquired our fleet of vessels from Frontline, 20 of our 24 Suezmax tankers and 20 of our 22 VLCC tankers had commenced employment with Frontline under long term charters that are accounted for as finance leases in 2004. At December 31, 2004 all but six of our vessels had completed their charters to third parties. We expect the remaining vessels on charter to third parties to complete these arrangements between January 1, 2006 and December 31, 2007. After these charters are completed we expect that all of our revenues from our current fleet will be derived from finance leases and our profit sharing arrangement with Frontline. In 2003, the combined predecessor carve-out financial statements reflect that the majority of vessels were trading in the spot market.

The following table analyzes our cash flows in 2004 from the charters to Frontline and how they are accounted for:

                                                            (in thousands of $)
     Frontline charterhire payments accounted for as:

     Finance lease interest income  ..............               $140,691
     Finance lease service revenues...............                 72,551
     Finance lease repayments.....................                 61,990
     Deemed equity contributions received.........                 97,118

     Total charterhire paid.......................               $372,350

We allocate $6,500 per day from each time charter payment as finance lease service revenue. The balance of each charter payment is allocated between finance lease interest income and finance lease repayment in order to produce a constant periodic return on the balance of our net investments in finance leases. Accordingly as the balance of our net investments in finance leases decreases, we will allocate less of each charter payment as finance lease interest income and more as finance lease repayments. At December 31, 2004 the average implicit interest rate for our finance leases was 8.9%.

Certain of our vessels were on charter to third parties as at January 1, 2004. Our charter arrangements with Frontline Shipping Limited became economically effective on January 1, 2004. Our arrangement with Frontline Shipping Limited is that while our vessels are completing performance of third party charters, we pay Frontline all revenues we earn under third party charters in exchange for Frontline Shipping Limited paying us the Frontline charterhire rates. We account for the revenues received from these third party charters as time charter, bareboat or voyage revenues as applicable and the subsequent payment of these amounts to Frontline as deemed dividends paid. We account for the charter revenues received from Frontline Shipping Limited prior to the charters becoming effective for accounting purposes, as deemed equity contributions received. For the year ended December 31, 2004 we paid deemed dividends in the amount of $59.0 million to Frontline Shipping Limited.

For the final 11-month period in 2004 and for each calendar year after that, each of the Charterers has agreed to pay us a profit sharing payment equal to 20% of the charter revenues for the applicable period, calculated annually on a TCE basis, realized by that Charterer for our fleet in excess of the weighted average rate of the base charterhire, which for the year ended December 31, 2004 were $25,575 per day for each VLCC and $21,100 per day for each Suezmax tanker. For the year ended December 31, 2004 we earned total profit share revenues from Frontline Shipping Limited in the amount of $114.9 million.

Voyage expenses

Voyage expenses of $10.0 million in 2004 are derived from voyages which were in progress at January 1, 2004. Voyage expenses have decreased 93% from $148.5 million for the year ended December 31, 2003, as all of our vessels are now employed under time or bareboat charters. We do not expect to report further significant voyage expenses.

Ship operating expenses

Ship operating expenses have increased 18% from $82.0 million for the year ended December 31, 2003 to $96.5 million for the year ended December 31, 2004 primarily due to the change in vessel management contracts. Ship operating expenses in 2004 are primarily comprised of our payments to Frontline of $6,500 per day under the management contracts for our vessels. They also include ship operating expenses for those vessels that were on voyages at January 1, 2004. The management fees are payable on each of our vessels except those that Frontline has elected to bareboat charter from us. At December 31, 2004, five of our vessels were bareboat chartered. For the year ended December 31, 2003 operating expenses were based on actual costs incurred.

Administrative expenses

Administrative expenses in 2004 comprise a fee of $20,000 per vessel owning subsidiary plus $20,000 paid by us to Frontline under the terms of our administrative service agreement. Fees payable under this agreement amounted to $960,000 in the year ended December 31, 2004. Frontline provides administrative services under this agreement, which include accounting, corporate secretarial and investor support. Additionally, we pay expenses that are not covered by this agreement which include audit and legal fees, listing fees and other professional charges. Administrative expenses reported in our predecessor combined carve-out financial statements consist of an allocation of total administrative expenses reported by Frontline.

Depreciation expense

Depreciation expenses for the year ended December 31, 2004 was $34.6 million compared to $106.0 million for the year ended December 31, 2003. Depreciation expenses relate to the vessels on charters to third parties that are accounted for as operating leases. The reduction in 2004 is due to the fact that most of our fleet is now employed under long term charters to Frontline that are accounted for as capital leases. In 2003 we recorded depreciation on our entire wholly-owned fleet of 42 vessels whereas in 2004 we recorded depreciation on only six vessels throughout the period. Additionally we recorded depreciation on vessels during the period before they commenced employment with Frontline under long term charter. We expect that our total depreciation charge will continue to decrease as vessels complete their charters to third parties.

Interest income

Interest income has decreased by $3.2 million for the year ended December 31, 2004. The decrease is a result of the decrease in interest income from loans to associated companies. Our investment in these associated companies was terminated in the first quarter of 2004.

Interest expense

                                              2004           2003        Change
                                              ----           ----        ------

     Interest on floating rate loans        26,723         30,258           12%
     Interest on 8.5% Senior Notes          47,180              -            -
     Swap interest                          12,545          3,831          227%
     Amortization of deferred charges        9,485          1,088          772%
                                            95,933         35,177          173%

At December 31, 2004, we had total debt outstanding of $1,478.9 million comprised of $530.3 million aggregate principal amount of 8.5% Senior Notes and $948.6 million under a floating rate secured credit facility. At December 31, 2003 we had total debt outstanding of $991.6 million, all of which was floating rate. Interest costs increased in 2004 principally due to the issuance of the senior notes. At December 31, 2004, we were party to interest rate swap contracts which effectively fix our interest rate on $581.4 million of floating rate debt at an average rate of 3.8%. At December 31, 2003 we were party to interest rate swap contracts with a notional principal amount of $152.7 million. Swap interest has increased due to the increase in contracts and notional principal amounts outstanding at December 31, 2004.

Amortization of deferred charges increased by $8.3 million in 2004 compared with 2003 due to additions that were incurred in relation to the issuance of the senior notes, the draw down of the $1,058.0 million credit facility and the write-off of $4.3 million of deferred charges related to refinanced facilities.

Other financial items and foreign exchange gains and losses

In 2004 and 2003, other financial items primarily consisted of mark to market valuation changes on our interest rate swap contracts of $9.3 million and $5.6 million, respectively.

Foreign exchange losses have decreased from 2003 due to the repayment of our Yen denominated debt. At December 31, 2004 we have no Yen denominated debt as compared to Yen denominated debt of (Y)9.6 billion ($89.8 million) at December 31, 2003.

Results of Operations - Predecessor

Year ended December 31, 2003 compared with the year ended December 31, 2002

Operating revenues

Total operating revenues increased by 90% to $695.1 million in 2003 from $365.2 million in 2002. Time charter equivalent revenues increased by 102% to $546.5 million in 2003 compared with $271.2 million in 2002. In 2002, we took delivery of four wholly owned double hull VLCCs, which are included for the entire 2003 period. However, this increase primarily reflects the strong earnings in the tanker market in the 2003 period. The average daily TCEs earned by our VLCCs, Suezmax tankers, and Suezmax OBO carriers in 2003 were $40,400, $33,500 and $32,000, respectively, compared with $22,200, $18,400 and $17,700, respectively, in 2002. This increase in average daily TCEs is in line with the overall increase in operating revenues that we experienced during 2003.

Spot voyage charters represented 88% and 85% of our TCE revenues in 2003 and 2002 respectively. Accordingly, our revenues were significantly affected by the prevailing spot rates in the markets in which the vessels operate. Traditionally, spot market rates are highly volatile and are determined by market forces such as worldwide demand, changes in the production of crude oil, changes in seaborne and other transportation patterns including changes in the distances that cargoes are transported, environmental concerns and regulations and competition from alternative sources of energy. Fiscal year 2003 started with extremely strong charter rates which were mainly driven by factors such as the strike in Venezuela, which resulted in longer haul imports, a cold winter in the northern hemisphere resulting in increased demand for heating oil and increased consumption in the Far East, especially China, all of which resulted in spot market rates being significantly stronger than in 2002. Oil demand for 2003 experienced its strongest growth in the prior 15 years, with an increase of approximately 3.5% for the 2003 calendar year.

Voyage expenses

Voyage expenses and commissions increased by 58% from $94.0 million in 2002 to $148.5 million in 2003. This increase was primarily the result of the withdrawal of Frontline from participation in the Tankers International Pool in July 2002. Under the pool arrangement, voyage costs and commission for vessels entered in the pool were borne by the pool. After Frontline's withdrawal from the pool these costs were borne by Frontline. The increase also reflects increased commissions due to increased operating revenues.

Ship operating expenses

Vessel operating expenses, which include drydocking costs, remained steady, increasing marginally by 0.8% to $82.0 million in 2003 from $81.4 million in 2002. The average daily operating costs, including drydockings, of our VLCCs, Suezmax tankers and Suezmax OBO carriers were $6,318, $5,578 and $5,466 respectively, compared with $7,211, $5,972 and $5,711 respectively, in 2002. VLCC rates reduced primarily as a result of a decrease in the number of VLCCs drydocked in the year from four in 2002 to two in 2003.

Depreciation expense

Depreciation and amortization increased 10% to $106.0 million in 2003 from $96.8 million in 2002. The increase primarily related to a full year's depreciation being included in 2003 for the four vessels delivered in 2002. Effective October 1, 2003, we re-evaluated the estimated useful life of our single hull vessels and determined this to be either 25 years or the vessel's anniversary date in 2015 whichever came first. As a result, the estimated useful life of thirteen of our vessels was reduced resulting in an increase in depreciation expense of $1.1 million in the fourth quarter of 2003 ($4.4 million on an annualized basis).

Administrative expenses increased 40% to $9.7 million in 2003 from $6.9 million in 2002 primarily as a result of an increase in costs recognized in relation to Frontline's employee share option plan along with increased legal costs which we incurred.

Net interest expense

Net interest expense for 2003 was $29.3 million, a decrease of 13% compared with $33.6 million in 2002. Interest income decreased 31.1% to $5.9 million in 2003 from $8.5 million in 2002 mainly due to a decrease in interest income from loans to associated companies. This is as a result of reductions in our average total interest bearing loans to associated companies in 2003. Interest expense decreased to $35.1 million in 2003 from $42.1 million in 2002. At December 31, 2003, we had $991.6 million of floating rate debt and the decrease in the interest expense reflects the benefit of lower interest rates in the 2003 period along with reduced debt in the year.

Share of results of associated companies

The share in results of associated companies increased from a loss $10.1 million in 2002 to earnings of $22.1 million in 2003. The increase is due to a combination of the strength of tanker earnings in 2003 compared with 2002 and foreign currency exchange losses recognized in associated companies with Yen denominated long term debt in 2002 that did not occur in 2003. In the year ended December 31, 2003, we recorded an impairment charge of $5.2 million related to the other-than-temporary decline in value of our investments in Golden Lagoon
Corporation and Ichiban Transport Corporation. This impairment charge was triggered by signing agreements on June 25, 2003 for the sale of our investments for proceeds which were less than book value of those investments.

Foreign currency exchange gain (loss)

We incurred a foreign currency exchange loss of $10.4 million in 2003 compared with a loss of $5.6 million in 2002. Foreign exchange gains and losses arise primarily on the Yen denominated debt in certain subsidiaries. In 2003, the Yen strengthened against the U.S. dollar from (Y)118.54 per dollar at December 31, 2002 to (Y)107.1 per dollar at December 31, 2003. At December 31, 2003, we had Yen denominated debt of (Y)9.6 billion, compared with (Y)5.1 billion at December 31, 2002.

Other financial items, net

Other financial items have increased from a charge of $4.5 million in 2002 to income of $3.6 million in 2003. In both years, other financial items consisted primarily of market value adjustment on interest rate swaps following the adoption of SFAS No. 133 on January 1, 2001.

Liquidity and Capital Resources

We operate in a capital intensive industry and have historically financed our purchase of tankers through a combination of debt issuances, an equity contribution from Frontline and borrowings from commercial banks. Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows. Revenues from our time charters and bareboat charters are received monthly in advance. Management fees are also payable monthly in advance.

Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Japanese Yen.

Our short-term liquidity requirements relate to servicing our debt and funding working capital requirements (including required payments under our management agreements and administrative services agreements). Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from our charters. We believe that our cash flow from the charters will be sufficient to fund our anticipated debt service and working capital requirements for the short and medium term.

Our long term liquidity requirements include funding the equity portion of investments in new or replacement vessels, and repayment of long term debt balances including those relating to our 8.5% Senior Notes due 2013 and our $1,131.4 million secured credit facility due 2011. To the extent we decide to acquire additional vessels, we may consider additional borrowings, and equity and debt issuances.

We expect that we will require additional borrowings or issuances of equity in the long term to meet these requirements.

As of December 31, 2004 and December 31, 2003, we had cash and cash equivalents (including restricted cash) of $34.6 million, $565.5 million (stand alone basis), and $26.5 million (predecessor combined carve out basis), respectively. At December 31, 2003 the $565.5 million cash balance on a stand alone basis represented the net proceeds from our issue of 8.5% senior notes due 2013. The Company generated cash from operations of $178.5 million in the year ended December 31, 2004. In 2004 we used $536.8 million to acquire our vessel owning subsidiaries from Frontline.

On January 1, 2004, our charter agreements with Frontline Shipping and the management agreements and administrative services agreements with Frontline Management took economic effect. Under these agreements, we are contracted to make payments and receive amounts that will impact our future liquidity requirements.

During the year ended December 31, 2004 we paid cash dividends of $1.05 per common share, or a total of $78.9 million. In the first quarter of 2005, we declared a cash dividend of $0.50 per share representing a total cash payment of $37.5 million, which was paid on March 18, 2005.

Acquisitions and Disposals

We purchased our initial 46 vessel owning subsidiaries from Frontline on January 1, 2004 for a total purchase price of $1,061.8 million. The purchase price was calculated as the book value of vessels owned by the subsidiaries of $2,048.4 million less related debt balances and other liabilities of $986.6 million which we assumed. The purchase was partly funded by an equity contribution of $525.0 million from Frontline. Additionally we purchased Frontline's option to acquire an additional VLCC for $8.4 million. This price represents the book value of the option as recorded previously in Frontline's accounts.

On January 17, 2005 the Company exercised its option to acquire the VLCC Oscilla and the vessel was delivered to the Company on April 4, 2005. The purchase price paid to acquire the vessel was approximately $16.5 million. In addition, the Company will make a payment of $14.6 million to Frontline to reflect the fact that the original purchase price was set assuming delivery to Ship Finance on January 1, 2004 whereas delivery did not occur until April 4, 2005. On the same date the vessel commenced a fixed rate time charter to Frontline Shipping with an initial rate of $25,575 per day for a fixed period of 210 months. The Company also entered into a fixed rate management contract with Frontline Management for $6,500 per day with the same term as the related time charter.

In March 2005, we sold a Suezmax tanker, the Front Fighter to an unrelated third party for $68.3 million. The time charter to Frontline Shipping and the management agreement for the vessel were concurrently cancelled.

Between January and March 2005, we purchased three additional double hull VLCCs from Frontline for an aggregate purchase price of $294 million. The acquisitions of these vessels have been funded partly by the proceeds from the sale of the Front Fighter in March 2005, partly from profit sharing payments that we received from Frontline in respect of the 11-month period ended December 31, 2004, and partly from use of proceeds from our new secured credit facility. These vessels have been time chartered back to Frontline Shipping II for periods of between 17 and 18 years with initial charter rates of between $31,501 and $33,793 declining to $28,464 and $28,625 over the terms of the charters. Under our agreements, the base charterhire will be supplemented by profit sharing payments equal to 20% of Frontline's earnings from the use of the vessel in excess of the agreed upon base charterhire. We have also entered into management agreements whereby Frontline Management will manage the vessels for $6,500 per day per vessel for the term of the related time charter.

We have entered into an agreement in May 2005 with parties affiliated with Hemen to acquire two vessel owning companies, each owning one 2005 built containership for a total consideration of $98.6 million. The Sea Alpha was delivered in May 2005, and the Sea Beta will be delivered from the ship yard in September 2005.

In May 2005, we sold the three Suezmaxes, Front Lillo, Front Emperor and Front Spirit, for a total consideration of $92.0 million. These vessels were delivered to their new owners in June 2005. In May 2005, we also agreed to buy a further three vessels from Frontline, namely Front Traveller, Front Transporter, and Front Target, for an aggregate amount of $92.0 million. The time charter and management arrangements between Ship Finance and Frontline Shipping have been cancelled for the three sold vessels and will be replaced with new agreements on similar terms for the vessels acquired.

We have entered into an agreement in June 2005 with parties affiliated to Hemen to acquire two vessel owning companies, each owning one 2004 built VLCC, for total consideration of $184 million. We will lease the vessels on long term charters to Frontline Shipping II starting in the third quarter of 2005.

Borrowings

As of December 31, 2004 and December 31, 2003, we had total long term debt outstanding of $1,478.9 million, $580.0 million (stand alone basis), and $991.6 million (predecessor combined carve-out basis) respectively. As at December 31, 2004, this amount consisted of the outstanding amount of $530.3 million from our issue of $580 million 8.5% senior notes due 2013. In February 2004, we refinanced the existing debt on the vessels we acquired from Frontline and entered into a new $1,058.0 million syndicated senior secured credit facility. This facility bore interest at LIBOR plus 1.25% and was repayable between 2004 and 2010 with a final bullet of $499.7 million payable on maturity. We were in compliance with all loan covenants at December 31, 2004. At December 31, 2004, the outstanding amount on this facility was $948.6 million. At December 31, 2004, LIBOR was 2.56% and we estimated interest expense on this facility would amount to $35.3 million in 2005 and amortization of related capitalized fees and expenses would amount to $2.3 million per year.

In February 2005, we refinanced our secured credit facility with a new $1,131.4 million secured credit facility. The new facility bears interest at LIBOR plus a margin of 0.7%, is repayable over a term of six years and has similar security terms to the repaid facility. This new facility contains a minimum value covenant, which requires that the aggregate value of our vessels exceed 140% of the outstanding amount of the facility. The new facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and equity ratios.

In connection with the $1,058.0 million syndicated senior secured credit facility, in the first quarter of 2004 we entered into new five year interest rate swaps with a combined notional principal amount of $500.0 million at rates between 3.3% and 3.5%. We also have existing interest rate swap contracts with a combined notional principal amount of $81.4 million at rates between 6.0% and 6.5%. The overall effect of these swaps is to fix the interest rate on $581.4 million of floating rate debt at 3.8% (exclusive of margin). Our net exposure to interest rate fluctuations was $367.2 million at December 31, 2004, compared with $901.2 million at December 31, 2003. The refinancing of our credit facility in February 2005 had no effect on these swap arrangements. Our net exposure is based on our total floating rate debt less the notional principal of our floating to fixed interest rate swaps. A one per cent change in interest rates would increase or decrease interest expense by $3.6 million per year as of December 31, 2004. The fair market value of our fixed rate debt was $546.2 million as of December 31, 2004. If interest rates were to increase or decrease by one percent with all other variables remaining constant, we estimate that the market value of our fixed rate debt would decrease or increase by approximately $33.8 million and $31.2 million respectively.

We use financial instruments to reduce the risk associated with fluctuations in interest rates. We do not hold or issue instruments for speculative or trading purposes.

In the second and third quarters of 2004 we bought back and cancelled 8.5% senior notes with a total principal amount of $49.7 million.

Equity

We were initially capitalized with 12,000 shares of $1.00 each and an equity contribution of $525.0 million by Frontline. On May 18, 2004 we issued an additional 73,913,837 shares of $1.00 each to Frontline. This transaction was recorded as an increase in share capital and a corresponding reduction in contributed surplus at par value of the shares issued.

In July 2004, we issued 1,600,000 common shares to an institutional investor at a price of $15.75 per share for total proceeds of $25.2 million.

In November and December 2004, we repurchased and cancelled 625,000 common shares under a Board authority to repurchase and cancel up to 2 million shares. The shares were repurchased at an average price of $23.54 for a total amount of $14.7 million.

As each of our vessels completes the third-party charters that were in place on January 1, 2004, the finance leases with Frontline, entered into on January 1, 2004, become effective for accounting purposes. We have accounted for the difference between the historical cost of the vessel, originally transferred to us by Frontline on January 1, 2004 at Frontline's historical carrying value, and the net investment in the lease as a deferred deemed equity contribution. The difference is presented as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the original transfer of the vessel and the subsequent sales type lease. The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the new lease arrangement as lease payments are applied to the principal balance of the lease receivable. In the year ended December 31, 2004 we accounted for $3.2 million of such deemed equity contributions.

Following these transactions, as of December 31, 2004, our issued and fully paid share capital balance was $74.9 million and our contributed surplus balance was $463.3 million.

Contractual Commitments

At December 31, 2004, we had the following contractual obligations and commitments:


                                                                           Payment due by period
                                           Less than 1 year    1 - 3 years        3 - 5 years        After 5 years     Total
                                           ----------------    -----------        -----------        -------------     -----
                                                                             (in thousands of $)
$580 million 8.5% notes                              -                 -                  -             530,270          530,270
$1,058.0 million credit facility (1)            91,308           182,610            182,610             492,096          948,624
Total contractual cash obligations              91,308           182,610            182,610           1,022,366        1,478,894

We refinanced our $1,058.0 million credit facility in February 2005 with the proceeds of a new $1,131.4 million secured credit facility which is repayable over a term of six years. We have the following contractual obligations under the new facility:


                                                                           Payment due by period
                                           Less than 1 year    1 - 3 years        3 - 5 years        After 5 years     Total
                                           ----------------    -----------        -----------        -------------     -----
                                                                             (in thousands of $)
$1,131.4 million credit facility                78,13            208,368            208,368             592,066        1,086,940

Trend information

Our charters with the Charterers provide that daily rates decline over the terms of the charters. With the exceptions described below, the daily base charterhire for our fleet chartered to Frontline Shipping, which is payable to us monthly in advance for a maximum of 360 days per year (361 days per leap year), is as follows:

Type of Vessel           2003 to 2006          2007 to 2010      2011 and beyond
--------------           ------------          ------------      ---------------

VLCC....................    $25,575               $25,175            $24,175
Suezmax.................    $21,100               $20,700            $19,700

The daily base charterhire for vessels that reach their 18th delivery date anniversary, in the case of non-double hull vessels, or their 20th delivery date anniversary, in the case of double hull vessels, will decline to $18,262 per day for VLCCs and $15,348 for Suezmax tankers after such dates, respectively.

Since December 31, 2004 we have acquired or agreed to acquire an additional nine VLCCs and two containerships. We have also sold one Suezmax tanker and three VLCCs. We expect the net increase in our fleet will increase our total revenues.

The daily base charterhire for our fleet chartered to Frontline Shipping II, which is payable to us monthly in advance for a maximum of 360 days per year (361 days per leap year), is as follows:

Vessel                    2005 to 2006        2007 to 2010        2011 to 2018    2019 and beyond
------                    ------------        ------------        ------------    ---------------
Front Champion.........     $31,340             $31,140              $30,640        $28,464
Front Century..........     $31,501             $31,301              $30,801        $28,625
Golden Victory.........     $33,793             $33,793              $33,793        $33,793

We pay daily management fees, which are payable by us monthly in advance for 365 days per year (366 days in a leap year) for each of our vessels in the amount of $6,500.

To partly  finance the increase in our fleet size we have increased our level of
indebtedness  by  approximately   $180.0  million.   We  expect  this  increased
indebtedness will increase our interest expense.

Our new secured credit facility which was drawn in February 2005 bears a lower interest margin (0.7%) than our re-financed facility (1.25%). Accordingly, we expect our new facility will lower our average interest rate on our debt.

Since December 31, 2004 market rates for spot chartering tankers have decreased. All of our vessels are subject to long term charters that provide for both a fixed base charterhire and a profit sharing payment that applies once the applicable Charterer earns daily rates from our vessels that exceed certain levels. If market rates for spot market chartered vessels decrease our profit sharing revenues will decrease.

Off balance sheet arrangements

At December 31, 2004 we were not party to any arrangements which are considered to be off balance sheet arrangements.

Liquidity and Capital Resources - Predecessor

As of December 31, 2003 and 2002, we had cash and cash equivalents of $26.5 million, and $20.6 million, respectively. We generated cash from operations of $415.5 million in 2003 compared with $115.7 million in 2002 and $307.2 million in 2001. Net cash used in investing activities in 2003 was $51.6 million compared with net cash used in investing activities of $261.8 million in 2002 and $271.9 million in 2001. In 2003, investing activities related primarily to $70 million in funding payments to the various investments in associated companies, in addition to $17 million received as proceeds from the sale of investments in associated companies. In 2002, our investing activities related to the acquisition of four VLCCs for an amount totaling $249.3 million. In 2001, investing activities consisted primarily of payments for three VLCC acquisitions, totaling $210.0 million.

Cash used in financing activities was $358.0 million in 2003 compared with cash provided by financing activities of $140.7 million in 2002 and cash used in financing activities of $24.5 million in 2001. In 2003 there were $178.2 million in principal repayments on long term debt compared to principal repayments of $126.7 million and $228.7 million proceeds from long term debt in 2002. In 2001 there were proceeds from long term debt of $164.6 million and repayments of long term debt of $129.2 million. In 2003 there was a net reduction of $178.8 million in the amount due to Frontline compared with an increase of $41.4 million in 2002 and a decrease of $59.5 million in 2001.

In July 2003 we disposed of our interests in Golden Lagoon Corporation and Ichiban Transport Corporation for proceeds of $17 million.

In June 2003, we acquired the remaining 50% of the shares in Golden Tide Corporation for $9.5 million.

In July 2002, we acquired a 33% interest in a joint venture, which acquired a 2002-built VLCC for approximately $78.5 million. At the same time, $52.5 million of bank financing was secured for the joint venture.

In 2002, we took delivery of four vessels: Front Serenade; Front Stratus; Front Page; and Front Falcon. In March 2002 we obtained bank financing for a total sum of $150 million for the Front Serenade, Front Stratus and Front Falcon. In August 2002, we obtained bank financing for a total sum of $50 million for Front Page.

We had total long term debt outstanding of $991.6 million at December 31, 2003 compared with $1,106.8 million at December 31, 2002. As of December 31, 2003, all of our debt was floating rate debt. As of December 31, 2003, our interest rate swap arrangements effectively fixed our interest rate exposure on $152.6 million of floating rate debt, compared with $327.7 million in 2002. The interest rate swap agreements will expire between January 2006 and August 2008.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors and certain key officers of Frontline Management AS, which is a wholly owned subsidiary of Frontline, who are responsible for overseeing the management of our vessels. With the exception of Paul Leand who is independent, all of our current executive officers and directors are officers and/or directors of Frontline, Frontline Management and the Charterer.

Name                 Age      Position
----                 ---      --------

Tor Olav Troim......  42      Chairman of the Board, Chief
                              Executive  Officer,  President
                              and Director of the Company

Paul Leand..........  38      Director of the Company

Kate Blankenship....  40      Chief Accounting Officer, Company
                              Secretary and Director of the Company
Tom E. Jebsen.......  47      Chief Financial Officer of the Company

Oscar Spieler.......  43      Chief Executive Officer of Frontline Management AS

Under our constituent documents, we are required to have at least one independent director on our board of directors whose consent will be required to file for bankruptcy, liquidate or dissolve, merge or sell all or substantially all of our assets.

Certain biographical information about each of our directors and executive officers is set forth below.

Tor Olav Troim has been the Chairman of the Board, Chief Executive Officer, President and a Director of the Company since October 2003. He has been Vice-President and a director of Frontline since November 3, 1997. He previously served as Deputy Chairman of Frontline from July 4, 1997. Since May 2000, Mr. Troim has been a director and Vice-Chairman of Knightsbridge Tankers Ltd, a Bermuda company listed on the NASDAQ National Market. He is a director of Aktiv Inkasso ASA and Northern Oil ASA, both Norwegian Oslo Stock Exchange listed companies and Golden Ocean Group Limited, a Bermuda company listed on the Oslo Stock Exchange. Prior to his service with Frontline, from January 1992, Mr. Troim served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company. Since May 2001, Mr. Troim has served as a director of Golar LNG Limited, a Bermuda company listed on the Oslo Stock Exchange and the NASDAQ National Market.

Paul Leand Jr., who is not affiliated with Frontline, serves a Director of the Company. Mr. Leand is the Chief Executive Officer and Director of AMA Capital Partners LLC, or AMA, an investment bank specializing in the maritime industry. From 1989 to 1998 Mr. Leand served at the First National Bank of Maryland where he managed the Bank's Railroad Division and its International Maritime Division. He has worked extensively in the U.S. capital markets in connection with AMA's restructuring and mergers and acquisitions practices. Mr. Leand serves as a member of American Marine Credit LLC's Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund I, a private equity fund formed and managed by AMA.

Kate Blankenship is our Chief Accounting Officer, Company Secretary and a member of our Board of Directors. Mrs. Blankenship joined Frontline in 1994. She is Chief Accounting Officer and Company Secretary of Frontline and has been a director of Frontline since 2003. Prior to joining Frontline, she worked for KPMG Peat Marwick. She is a member of the Institute of Chartered Accountants in England and Wales. Mrs. Blankenship has been Chief Financial Officer of Knightsbridge since April 2000 and Secretary of Knightsbridge since December 2000. Mrs. Blankenship has been a director of Golar LNG Limited since 2003 and a director and Secretary of Golden Ocean Group Limited since October 2004.

Tom E. Jebsen is our Chief Financial Officer. Mr. Jebsen has served as Chief Financial Officer of Frontline Management AS since June 1997. From December 1995 until June 1997, Mr. Jebsen served as Chief Financial Officer of Tschudi & Eitzen Shipping ASA, a publicly traded Norwegian shipowning company. From 1991 to December 1995, Mr. Jebsen served as Vice President of Dyno Industrier ASA, a publicly traded Norwegian explosives producer. Mr. Jebsen is also a director of Assuranceforeningen Skuld and Hugin ASA, an internet company.

Oscar Spieler has served as Chief Executive Officer of Frontline Management AS since October 2003, and prior to that time as Technical Director of Frontline Management AS since November 1999. From 1995 until 1999, Mr. Spieler served as Fleet Manager for Bergesen, a major Norwegian gas tanker and VLCC owner. From 1986 to 1995, Mr. Spieler worked with the Norwegian classification society DNV, working both with shipping and offshore assets.

B.   COMPENSATION

With the exception of Mr. Leand, we do not currently compensate our directors and officers for their services to us Mr. Leand receives an annual fee of $40,000. We do reimburse directors for reasonable out of pocket expenses incurred by them in connection with their service to us.

During the year ended December 31, 2004, we paid to our directors and executive officers (five persons) aggregate cash compensation of $40,000 and an aggregate amount of $nil for pension and retirement benefits.

C.   BOARD PRACTICES

In accordance with our Bye-laws the number of Directors shall be such number not less than two as the Company by Ordinary Resolution may from time to time determine and each Director shall hold office until the next annual general meeting following his election or until his successor is elected. We have three Directors.

We do no currently have any Board committees, nor are we required to under Bermuda law. In lieu of an audit committee comprised of independent directors, our Board of Directors is responsible for overseeing the quality and integrity of the Company's financial statements and its accounting, auditing and financial reporting practices, the Company's compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance and the Company's internal audit function.

In lieu of a compensation committee comprised of independent directors, our Board of Directors is responsible for establishing the executive officers' compensation and benefits. In lieu of a nomination committee comprised of independent directors, our Board of Directors is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees.

Our officers are elected by the Board of Directors as soon as possible following each Annual General Meeting and shall hold office for such period and on such terms as the Board may determine.

There are no service contracts between us and any of our Directors providing for benefits upon termination of their employment or service.

D.   EMPLOYEES

We do not currently have any of our own management or employees because Frontline Management has assumed full managerial responsibility for our fleet and our administrative services.

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in our common shares as of June 22, 2005, were as follows:

                                                                  Percentage of
                                             Common Shares        Common Shares
Director or Officer                          of $1.00 each          Outstanding
-------------------                          -------------          -----------

Tor Olav Troim                                 194,991                    *
Paul Leand                                           -                    -
Kate Blankenship                                 3,666                    *
Tom E. Jebsen                                   32,960                    *
Oscar Spieler                                   10,583                    *

* Less than one per cent

We do not have a share option plan and none of our Directors and officers hold any options to acquire our common shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

The following table presents certain information regarding the current ownership of our Common Shares with respect to (i) each person who we know to own more than five percent of our outstanding Common Shares; and (ii) all directors and officers as a group as of June 22, 2005.

                                                                Common Shares
Owner                                                        Amount    Percent
                                                             ------    -------
Neuberger Berman LLC                                       4,042,709      5.35%
Frontline Ltd.                                            11,834,332      15.8%
Hemen Holding Ltd. (1)                                    25,330,042     33.82%
All Directors and Officers as a group (five persons) (2)     242,200          *

(1) Hemen is a Cyprus holding company indirectly controlled by Mr. John Fredriksen, who is Frontline's Chairman and Chief Executive Officer.

* Less than one per cent

The  Company's  major   shareholders  have  the  same  voting  rights  as  other
shareholders of the Company.

As at June 22, 2005, 856,746 of our Common Shares were held by 160 holders of record in the United States.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control.

B.   RELATED PARTY TRANSACTIONS

We have acquired the majority of our assets, which at June 24, 2005 consist primarily of our fleet of 52 vessels, from Frontline. The majority of our operations are conducted through contractual relationships between us and other affiliates of Frontline. In addition, the majority of our directors are also directors of Frontline. We refer you to Item 10. - Material Contracts for discussion of the material contractual arrangements that we have with Frontline and its affiliates.

We acquired our initial fleet of 46 vessel owning subsidiaries and one subsidiary with an option to acquire an additional vessel from Frontline pursuant to a fleet purchase agreement between us and Frontline that we entered into in December 2003. We paid a total of $1,061.8 million to Frontline being the book value of assets transferred by Frontline less amounts of debt assumed. As part of this spin-off transaction we also received an equity contribution of $525.0 million from Frontline. We assumed senior secured indebtedness with respect to our fleet in the amount of approximately $1.158 billion.

We chartered all of the vessels that we acquired pursuant to the fleet purchase agreement, to Frontline under long-term leases, which were given economic effect from January 1, 2004. In connection with these charters, we have recognized the inception of net investments in finance leases of $1,876.5 million, finance lease interest income of $140.7 million, finance lease service revenues of $72.6 million, repayments of net investments in finance leases of $62.0 million and deemed dividends of $59.0 million in the year ended December 31, 2004. At December 31, 2004 the balance of net investments in finance leases with Frontline was $1,718.6 million of which $77.0 million represents short-term maturities.

We pay Frontline a management fee of $6,500 per day per vessel for all of our vessels, with the exception of four which are bareboat chartered, resulting in expenses of $96.4 million for the year ended December 31, 2004.

We pay Frontline an administrative management fee of $20,000 per year plus $20,000 per vessel per year. Based on the fleet during 2004, we paid Frontline $960,000 in 2004 under this arrangement.

Frontline pay us profit sharing payments of 20% of their earnings from their use of our fleet above average daily rates of $25,575 for a VLCC and $21,100 for a Suezmax for the 11 month period beginning February 1, 2004 and each year thereafter. During the year ended December 31, 2004, we earned and recognized revenue of $114.9 million under this arrangement.

In 2005, to date we have bought a further seven vessels from Frontline, three of which have been chartered back to them under long term charters to Frontline Shipping II. The remaining vessels will be chartered back to Frontline in the third quarter of 2005. In January 2005, we bought the Front Century and Front Champion, for a total of $196 million. The vessels have been chartered back to Frontline Shipping II for 199 and 204 months respectively at an initial rate of $31,368 per day declining to $28,492 per day in 2019. This includes a 20% profit split element. In March 2005, we bought the VLCC Golden Victory from Frontline for $98 million. The vessel has been chartered back to Frontline for 204 months at a rate of $33,793. In June 2005 we bought the Front Traveller, Front Transporter and Front Target for an aggregate of $92 million. The vessels have been chartered back to Frontline Shipping II. Also in June 2005, we purchased the Sea Energy, Sea Force, Sea Alpha and Sea Beta from parties affiliated with Hemen for total consideration of $233.3 million. The Sea Energy and Sea Force will be chartered back to Frontline Shipping II in the third quarter of 2005, while the Sea Alpha has been chartered to an unrelated third party for a period of 48 months. The newbuilding Sea Beta will be delivered to us from the ship yard in September 2005.

C.   INTERESTS OF EXPERTS AND COUNSEL

     Not Applicable

ITEM 8. FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See Item 18.

Legal Proceedings

Our shipowning subsidiaries are routinely party, as plaintiff or defendant, to claims and lawsuits in various jurisdictions for demurrage, damages, off hire and other claims and commercial disputes arising from the operation of their vessels, in the ordinary course of business or in connection with its acquisition activities. We believe that resolution of such claims will not have a material adverse effect on our operations or financial conditions.

Dividend Policy

The Board initially adopted a policy in May, 2004, following our public listing, whereby we would seek to have a normal dividend target of $0.25 per share per quarter. In August, 2004, the targeted normal dividend was increased to $0.35 per share and in November 2004, the targeted normal dividend was increased to $0.45 per share. We have paid the following cash dividends since our public listing in June 2004.

Payment Date                                                Amount per Share
------------                                                ----------------

2004
July 9, 2004                                                      $0.25
September 13, 2004                                                $0.35
December 7, 2004                                                  $0.45

2005
March 18, 2005                                                    $0.50
June 24, 2005                                                     $0.50

The timing and amount of dividends, if any, is at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, cash requirements, restrictions in financing arrangements and other relevant factors.

B.   SIGNIFICANT CHANGES

We were incorporated in Bermuda in October 2003 as a wholly owned subsidiary of Frontline for the purpose of acquiring certain of our shipping assets. During 2004, Frontline distributed approximately 48.3% of its shares in us to its shareholders and at December 31, 2004 held 50.8% in us. See Item 4. Information on the Company. In February and March 2005, Frontline has spun off a further 35% of its shares in us to its shareholders and at March 31, 2005 holds approximately 15.8% of our shares.

ITEM 9. THE OFFER AND LISTING

     Not applicable except for Item 9.A. 4. and Item 9. C.

The Company's Common Shares were listed on the New York Stock Exchange ("NYSE") on June 17, 2004 and commenced trading on that date under the symbol "SFL".

The following table sets forth the fiscal years high and low prices for the Common Shares on the NYSE since the date of listing.

                                                            High          Low
Fiscal year ended December 31 2004                         $26.16        $11.55

The following table sets forth, for each full financial quarter the high and low prices of the Common Shares on the NYSE since the date of listing.

                                                            High          Low
Fiscal year ended December 31, 2004
Second quarter                                             $16.00        $11.55
Third quarter                                              $22.75        $14.30
Fourth quarter                                             $26.16        $18.64

The following table sets forth, for the most recent six months, the high and low prices for the Common Shares on the NYSE.

                                                            High          Low

May 2005                                                   $19.68        $18.28
April 2005                                                 $20.61        $18.59
March 2005                                                 $22.21        $19.85
February 2005                                              $24.00        $21.00
January 2005                                               $22.76        $18.41
December 2004                                              $26.10        $20.00

ITEM 10. ADDITIONAL INFORMATION

A.   SHARE CAPITAL

     Not Applicable

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

The  Memorandum  of  Association  of the  Company has  previously  been filed as
Exhibit 3.1 to the Company's Registration Statement on Form F-4/A, (Registration No. 333-115705) filed with the Securities and Exchange Commission on May 25, 2004, and is hereby incorporated by reference into this Annual Report.

The purposes and powers of the Company are set forth in Items 6(1) and 7(a) through (h) of our Memorandum of Association and in the Second Schedule of the Bermuda Companies Act of 1981 which is attached as an exhibit to our Memorandum of Association. These purposes include exploring, drilling, moving, transporting and refining petroleum and hydro-carbon products, including oil and oil products; the acquisition, ownership, chartering, selling, management and operation of ships and aircraft; the entering into of any guarantee, contract, indemnity or suretyship and to assure, support, secure, with or without the consideration or benefit, the performance of any obligations of any person or persons; and the borrowing and raising of money in any currency or currencies to secure or discharge any debt or obligation in any manner.

Bermuda law permits the Bye-laws of a Bermuda company to contain a provision eliminating personal liability of a director or officer to the company for any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence default, breach of duty or breach of trust of which the officer or person may be guilty. Bermuda law also grants companies the power generally to indemnify directors and officers of the company if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director and officer of the company or was serving in a similar capacity for another entity at the company's request.

Our shareholder have no pre-emptive, subscription, redemption, conversion or sinking fund rights. Shareholder are entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders. Shareholders have no cumulative voting rights. Shareholders are entitled to dividends if and when they are declared by our Board of Directors, subject to any preferred dividend right of holders of any preference shares. Directors to be elected by shareholder require a plurality of votes cast at a meeting at which a quorum is present. For all other matters, unless a different majority is required by law or our bye-laws, resolutions to be approved by shareholders require approval by a majority of votes cast at a meeting at which a quorum is present.

Upon our liquidation, dissolution or winding up, shareholders will be entitled to receive, ratably, our net assets available after the payment of all our debts and liabilities and any preference amount owed to any preference shareholders. The rights of shareholders, including the right to elect directors, are subject to the rights of any series of preference shares we may issue in the future.

Under our bye-laws annual meetings of shareholders will be held at a time and place selected by our board of directors each calendar year. Special meetings of shareholders may be called by our board of directors at any time and must be called at the request of shareholders holding at least 10% of our paid-up share capital carrying the right to vote at general meetings. Under our bye-laws five days' notice of an annual meeting or any special meeting must be given to each shareholder entitled to vote at that meeting. Under Bermuda law accidental failure to give notice will not invalidate proceedings at a meeting. Our board of directors may set a record date at any time before or after any date on which such notice is dispatched.

Special rights attaching to any class of our shares may be altered or abrogated with the consent in writing of not less than 75% of the issued and shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of such shares voting in person or by proxy.

Our Bye-laws do not prohibit a director from being a party to, or otherwise having an interest in, any transaction or arrangement with the Company or in which the Company is otherwise interested. Our Bye-laws provide our board of directors the authority to exercise all of the powers of the Company to borrow money and to mortgage or charge all or any part of our property and assets as collateral security for any debt, liability or obligation. Our directors are not required to retire because of their age, and our directors are not required to be holders of our common shares. Directors serve for one year terms, and shall serve until re-elected or until their successors are appointed at the next annual general meeting.

Our Bye-laws provide that no director, alternate director, officer, person or member of a committee, if any, resident representative, or his heirs, executors or administrators, which we refer to collectively as an indemnitee, is liable for the acts, receipts, neglects, or defaults of any other such person or any person involved in our formation, or for any loss or expense incurred by us through the insufficiency or deficiency of title to any property acquired by us, or for the insufficiency of deficiency of any security in or upon which any of our monies shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortuous act of any person with whom any monies, securities, or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in relation to the execution of his duties, or supposed duties, to us or otherwise in relation thereto. Each indemnitee will be indemnified and held harmless out of our funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, alternate director, officer, person or committee member or resident representative (or in his reasonable belief that he is acting as any of the above). In addition, each indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee's favor, or in which he is acquitted. We are authorized to purchase insurance to cover any liability it may incur under the indemnification provisions of its Bye-laws.

C.   MATERIAL CONTRACTS

Fleet Purchase Agreement

On December 11, 2003 we entered into a fleet purchase agreement with Frontline pursuant to which we acquired our initial fleet of 46 vessel owning subsidiaries and one subsidiary with an option to acquire an additional vessel. We paid an aggregate purchase price of $950 million, excluding working capital and other intercompany balances retained by us. We also assumed senior secured indebtedness with respect to its fleet in the amount of approximately $1.158 billion. The purchase price and the refinancing of the existing senior secured indebtedness on those vessels, which was completed in January of 2004, were financed through a combination of the net proceeds from our issuance of $580 million of 8 1/2% Senior Notes, due 2013, funds from a $1.058 billion senior secured credit facility and a deemed equity contribution of $525.0 million from Frontline.

Time Charters

We have chartered the vessels we acquired from Frontline to the Charterers under long term time charters, which will extend for various periods depending on the age of the vessels, ranging from approximately seven to 23 years.

With the exceptions described below, the daily base charter rates for our charters with Frontline Shipping, which are payable to us monthly in advance for a maximum of 360 days per year (361 days per leap year), are as follows:

Year                                                    VLCC         Suezmax
----                                                    ----         -------

2003 to 2006.....................................      $25,575        $21,100
2007 to 2010.....................................      $25,175        $20,700
2011 and beyond..................................      $24,175        $19,700

The daily base charterhire for our vessels that are chartered to Frontline Shipping II, which is also payable to us monthly in advance for a maximum of 360 days per year (361 days per leap year), is as follows:

Vessel                      2005 to 2006        2007 to 2010         2011 to 2018       2019 and beyond
------                      ------------        ------------         ------------       ---------------
Front Champion..........      $31,340             $31,140              $30,640            $28,464
Front Century...........      $31,501             $31,301              $30,801            $28,625
Golden Victory..........      $33,793             $33,793              $33,793            $33,793

The daily base charter rates for vessels that reach their 18th delivery date anniversary, in the case of non-double hull vessels, or their 20th delivery date anniversary, in the case of double hull vessels, will decline to $18,262 per day for VLCCs and $15,348 for Suezmax tankers after such dates, respectively.

In addition, the base charter rate for our non-double hull vessels will decline to $7,500 per day after 2010, at which time Frontline Shipping will have the option to terminate the charters for those vessels. Each charter also provides that the base charter rate will be reduced if the vessel does not achieve the performance specifications set forth in the charter. The related management agreement provides that Frontline Management will reimburse us for any such reduced charter payments. The Charterers have the right under a charter to direct us to bareboat charter the related vessel to a third party. During the term of the bareboat charter, the Charterers will continue to pay us the daily base charter rate for the vessel, less $6,500 per day. The related management agreement provides that our obligation to pay the $6,500 fixed fee to Frontline Management will be suspended for so long as the vessel is bareboat chartered.

Under the charters we are required to keep the vessels seaworthy, and to crew and maintain them. Frontline Management performs those duties for us under the management agreements described below. If a structural change or new equipment is required due to changes in classification society or regulatory requirements, the Charterers may make them, at its expense, without our consent, but those changes or improvements will become our property. The Charterers are not obligated to pay us charterhire for off hire days in excess of five off hire days per year per vessel calculated on a fleet-wide basis, which include days a vessel is unable to be in service due to, among other things, repairs or drydockings. However, under the management agreements described below, Frontline Management will reimburse us for any loss of charter revenue in excess of five off hire days per vessel, calculated on a fleet-wide basis.

The terms of the charters do not provide the Charterers with an option to terminate the charter before the end of its term, other than with respect to our non-double hull vessels after 2010. We may terminate any or all of the charters in the event of an event of default under the charter ancillary agreement that we describe below. The charters may also terminate in the event of (1) a requisition for title of a vessel or (2) the total loss or constructive total loss of a vessel. In addition, each charter provides that we may not sell the related vessel without relevant Charterers consent.

Charter Ancillary Agreement

We have entered into charter ancillary agreements with each of the Charterers, our relevant vessel owning subsidiaries and Frontline. The charter ancillary agreements remain in effect until the last long term charter with the Charterers terminates in accordance with its terms. Frontline has guaranteed the Charterers' obligations under the charter ancillary agreements, except for the Charterers' obligations to pay charterhire.

     Charter Service Reserve. Frontline has made an initial capital contribution to Frontline Shipping in the amount of $250 million in cash and has made a capital contribution to Frontline Shipping II in the amount of $21 million. These funds are being held as a charter service reserve to support each Charterer's obligation to make charter payments to us under the charters. is The Charterer's are entitled to use the charter service reserve only (1) to make charter payments to us and (2) for reasonable working capital to meet short term voyage expenses. The Charterers are required to provide us with monthly certifications of the balances of and activity in the charter service reserve.

     Material Covenants. Pursuant to the terms of the charter ancillary agreement, each Charterer has agreed not to pay dividends or other distributions to its shareholders or loan, repay or make any other payment in respect of its indebtedness or any of its affiliates (other than us or our wholly owned subsidiaries), unless (1) the relevant Charterer is then in compliance with its obligations under the charter ancillary agreement,
     (2) after giving effect to the dividend or other distribution, (A) the Charterer remains in compliance with such obligations, (B) the balance of the charter service reserve equals at least $250.0 million, in the case of Frontline Shipping, or $21 million in the case of Frontline Shipping II (which threshold will be reduced by $5.3 million and $7.0 million in the case of Frontline Shipping and Frontline Shipping II, respectively, in each event that a charter to which the Charterer is a party is terminated other than by reason of a default by the Charterer), which we refer to as the "Minimum Reserve", and (C) it certifies to us that it reasonably believes that the charter service reserve will be equal to or greater than the Minimum Reserve level for at least 30 days after the date of that dividend or distribution, taking into consideration it's reasonably expected payment obligations during such 30-day period, (3) with respect to Frontline Shipping only, any charterhire payments deferred pursuant to the deferral provisions described below have been fully paid to us and (4) with respect to Frontline Shipping only, any profit sharing payments deferred pursuant to the profit sharing payment provisions described below have been fully paid to us. In addition, each Charterer has agreed to certain other restrictive covenants, including restrictions on its ability to, without our consent:

     o amend its organizational documents in a manner that would adversely affect us;

     o    violate its organizational documents;

     o engage in businesses other than the operation and chartering of our vessels;

     o    incur debt, other than in the ordinary course of business;

     o sell all or substantially all of its assets or the assets of the relevant Charterer and its subsidiaries taken as a whole, or enter into any merger, consolidation or business combination transaction;

     o enter into transactions with affiliates, other than on an arm's-length basis;

     o permit the incurrence of any liens on any of its assets, other than liens incurred in the ordinary course of business;

     o    issue any capital stock to any person or entity other than  Frontline;
          and

     o make any investments in, provide loans or advances to, or grant guarantees for the benefit of any person or entity other than in the ordinary course of business.

     In addition, Frontline has agreed that it will cause the Charterers at all times to remain its wholly owned subsidiary.

     Deferral of Charter Payments. For any period during which the cash and cash equivalents held by Frontline Shipping are less than $75 million, Frontline Shipping is entitled to defer from the payments payable to us under each charter up to $4,600 per day for each of our vessels that is a VLCC and up to $3,400 per day for each of our vessels that is a Suezmax, in each case without interest. However, no such deferral with respect to a particular charter may be outstanding for more than one year at any given time. Frontline Shipping will be required to immediately use all revenues that Frontline Shipping receives that are in excess of the daily charter rates payable to us to pay any deferred amounts at such time as the cash and cash equivalents held by Frontline Shipping are greater than $75 million, unless Frontline Shipping reasonably believes that the cash and cash equivalents held by Frontline Shipping will not exceed $75 million for at least 30 days after the date of the payment. In addition, Frontline Shipping will not be required to make any payment of deferred charter amounts until the payment would be at least $2 million.

     Profit Sharing Payments. Under the terms of the charter ancillary agreements, beginning with the final 11-month period in 2004 and for each calendar year after that, the Charterers have agreed to pay us a profit sharing payment equal to 20% of the charter revenues for the applicable period, calculated annually on a TCE basis, realized by that Charter for our fleet in excess of the daily base charterhire. After 2010, all of our non-double hull vessels will be excluded from the annual profit sharing payment calculation. For purposes of calculating bareboat revenues on a TCE basis, expenses are assumed to equal $6,500 per day. Each of the Charteres has agreed to use its commercial best efforts to charter our vessels on market terms and not to give preferential treatment to the marketing of any other vessels owned or managed by Frontline or its affiliates.

     Frontline Shipping is entitled to defer, without interest, any profit sharing payment to the extent that, after giving effect to the payment, the charter service reserve would be less than the Minimum Reserve. Frontline Shipping is required to immediately use all revenues that Frontline Shipping receives that are in excess of the daily charter rates payable to us to pay any deferred profit sharing amounts at such time as the charter service reserve exceeds the minimum reserve, unless Frontline Shipping reasonably believes that the charter service reserve will not exceed the minimum reserve level for at least 30 days after the date of the payment. In addition, Frontline Shipping will not be required to make any payment of deferred profit sharing amounts until the payment would be at least $2 million.

     Collateral Arrangements. The charter ancillary agreements provides that the obligations of the Charterers to us under the charters and the charter ancillary agreements are secured by a lien over all of the assets of the Charterers and a pledge of the equity interests in the Charterers.

     Default. An event of default shall be deemed to occur under the charter ancillary agreement if:

     o the relevant Charterer materially breaches any of its obligations under any of the charters, including the failure to make charterhire payments when due, subject to Frontline Shipping's deferral rights explained above;

     o the relevant Charterer or Frontline materially breaches any of its obligations under the applicable charter ancillary agreement or the Frontline performance guarantee;

     o Frontline Management materially breaches any of its obligations under any of the management agreements; or

     o The relevant Charterer fails at any time to hold at least $55 million in cash and cash equivalents.

     Upon the occurrence of any event of default under a charter ancillary agreement that continues for 30 days after we give the relevant Charterer notice of such default, we may elect to:

     o    terminate  any or  all of the  relevant  charters  with  the  relevant
          Charterer;

     o foreclose on any or all of our security interests described above with respect to the relevant Charterer; and/or pursue any other available rights or remedies.

Vessel Management Agreements

Our vessel owning subsidiaries that we acquired from Frontline entered into fixed rate management agreements with Frontline Management effective January 1, 2004. Under the management agreements, Frontline Management is responsible for all technical management of the vessels, including crewing, maintenance, repair, certain capital expenditures, drydocking, vessel taxes and other vessel operating expenses. In addition, if a structural change or new equipment is required due to changes in classification society or regulatory requirements, Frontline Management will be responsible for making them, unless Frontline Shipping does so under the charters. Frontline Management outsources many of these services to third party providers.

Frontline Management is also obligated under the management agreements to maintain insurance for each of our vessels, including marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances) and war risk insurance. Frontline Management will also reimburse us for all lost charter revenue caused by our vessels being off hire for more than five days per year on a fleet-wide basis or failing to achieve the performance standards set forth in the charters. Under the management agreements, we will pay Frontline Management a fixed fee of $6,500 per day per vessel for all of the above services, for as long as the relevant charter is in place. If Frontline Shipping exercises its right under a charter to direct us to bareboat charter the related vessel to a third party, the related management agreement provides that our obligation to pay the $6,500 fixed fee to Frontline Management will be suspended for so long as the vessel is bareboat chartered. Both we and Frontline Management have the right to terminate any of the management agreements if the relevant charter has been terminated.

Frontline has guaranteed to us Frontline Management's performance under these management agreements.

Administrative Services Agreement

We have entered into an administrative services agreement with Frontline Management and our vessel owning subsidiaries effective January 1, 2004. Under this administrative services agreement Frontline Management provides us and our vessel owning subsidiaries with administrative support services such as the maintenance of our corporate books and records, payroll services, the preparation of tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, legal and accounting services, assistance in complying with United States and other relevant securities laws, obtaining non-vessel related insurance, if any, cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services. Under this agreement Frontline Management also provides us and our vessel owning subsidiaries with office space in Bermuda. We and our vessel owning subsidiaries pay Frontline Management a fixed fee of $20,000 each per year for its services under the agreement, and reimburse Frontline Management for reasonable third party costs, including directors fees and expenses, shareholder communications and public relations, registrars, audit, legal fees and listing costs, if Frontline Management advances them on our behalf. Before any public equity offering by us, neither party may terminate this agreement for a period of two years without cause, but after two years or after public equity offering either party may terminate the agreement on 180 days' notice.

Frontline guarantees to us Frontline Management's performance under this administrative services agreement.

D.   EXCHANGE CONTROLS

We are classified by the Bermuda Monetary Authority as a non-resident of Bermuda for exchange control purposes.

The transfer of Common Shares between persons regarded as resident outside Bermuda for exchange control purposes may be effected without specific consent under the Exchange Control Act of 1972 and regulations there under and the issuance of Common Shares to persons regarded as resident outside Bermuda for exchange control purposes may be effected without specific consent under the Exchange Control Act of 1972 and regulations there under. Issues and transfers of Common Shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act of 1972.

The owners of Common Shares who are ordinarily resident outside Bermuda are not subject to any restrictions on their rights to hold or vote their shares. Because we have been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on our ability to transfer funds in and out of Bermuda or to pay dividends to U.S. residents who are holders of Common Shares, other than in respect of local Bermuda currency.

As an "exempted company", we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians.

E.   TAXATION

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report. Unless otherwise noted, references to the "Company" include the Company's Subsidiaries. This discussion assumes that we do not have an office or other fixed place of business in the U1nited States.

Taxation of the Company's Shipping Income: In General

The Company anticipates that it will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease from time or voyage charters and the performance of services directly related thereto, which the Company refers to as "shipping income."

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. The Company does not engage in transportation that gives rise to 100% U.S. source income.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to U.S. federal income tax.

Based upon the Company's anticipated shipping operations, the Company's vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. taxation under Section 883 of the Code, the Company will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

Application of Code Section 883

Under the relevant provisions of Section 883 of the Code ("Section 883"), the Company will be exempt from U.S. taxation on its U.S. source shipping income if:

     (i) It is organized in a qualified foreign country which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883 (a "qualified foreign country") and which the Company refers to as the "country of organization requirement"; and

     (ii) It can satisfy any one of the following two (2) stock ownership requirements for more than half the days during the taxable year:

     o the Company's stock is "primarily and regularly" traded on an established securities market located in the United States or a qualified foreign country, which the Company refers to as the "Publicly-Traded Test"; or

     o more than 50% of the Company's stock, in terms of value, is beneficially owned by any combination of one or more individuals who are residents of a qualified foreign country or foreign corporations that satisfy the country of organization requirement and the Publicly-Traded Test, which the Company refers to as the "50% Ownership Test."

The U.S. Treasury Department has recognized Bermuda, the country of incorporation of the Company and certain of its subsidiaries, as a qualified foreign country. In addition, the U.S. Treasury Department has recognized
Liberia, Panama, the Isle of Man, Singapore and Cyprus, the countries of incorporation of certain of the Company's subsidiaries, as qualified foreign countries. Accordingly, the Company and its vessel owning subsidiaries satisfy the country of organization requirement.

Therefore, the Company's eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements.

For the 2004 tax year, the Company satisfied the 50% Ownership Test since, on more than half the days of the taxable year, more than 50% of the value of the Company's stock was owned by Frontline, which satisfies the country of organization requirement and the Publicly-Traded Test.

Final regulations interpreting Section 883 were promulgated by the U.S. Treasury Department in August 2003, which the Company refers to as the "final regulations." While the final regulations only become effective for calendar year taxpayers such as ourselves beginning with the calendar year 2005, we have assumed for purposes of this discussion that these regulations are currently applicable for 2004.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income, the Company's U.S. source shipping income, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of the Company's shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company's shipping income would never exceed 2% under the 4% gross basis tax regime.

Gain on Sale of Vessels.  Regardless of whether we qualify for  exemption  under
Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

Taxation of U.S. Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which may be subject to special rules. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

As used herein, the term "U.S. Holder" means a beneficial owner of our common stock that (i) is a U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust and (ii) owns the our common stock as a capital asset, generally, for investment purposes.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged consult your own tax advisor on this issue.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2008) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend.

There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or a PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either

     o at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

     o at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, we believe that such income does not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

     o the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common stock;

     o the amount allocated to the current taxable year and any taxable years before the Company became a PFIC would be taxed as ordinary income; and

     o the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to "backup withholding" if you are a non-corporate U.S. Holder and you:

     o    fail to provide an accurate taxpayer identification number;

     o are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

     o in certain circumstances, fail to comply with applicable certification requirements.

If you sell your common shares to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you establish an exemption. If you sell your common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to you outside the United States, if you sell your common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

Bermuda Taxation

Bermuda currently imposes no tax (including a tax in the nature of an income, estate duty, inheritance, capital transfer or withholding tax) on profits, income, capital gains or appreciations derived by, or dividends or other distributions paid to U.S. Shareholders of Common Shares. Bermuda has undertaken not to impose any such Bermuda taxes on U.S. Shareholders of Common Shares prior to the year 2016 except in so far as such tax applies to persons ordinarily resident in Bermuda.

There is no income tax treaty between the United States and Bermuda pertaining to the taxation of income except in the case of insurance enterprises. There also is no estate tax treaty between the United States and Bermuda.

F.   DIVIDENDS AND PAYING AGENTS

     Not Applicable

G.   STATEMENT BY EXPERTS

     Not Applicable

H.   DOCUMENTS ON DISPLAY

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements the Company files reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the Company's headquarters at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda.

I.   SUBSIDIARY INFORMATION

     Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate risk. We may enter into derivative instruments from time to time for speculative purposes.

Our exposure to interest rate risk relates primarily to our debt and related interest rate swaps. The majority of this exposure derives from our floating rate debt, which totalled $948.6 million at December 31, 2004 (2003: $991.6 million). We have entered into interest rate swap agreements to manage its exposure to interest rate changes by swapping floating interest rates with fixed interest rates. At December 31, 2004, we had thirteen swaps with a total notional principal of $581.4 million (2003 - two swaps with notional principal of $90.4 million). The swap agreements mature between March 2006 and February 2009, and we estimate that we would receive $3.6 million to terminate these agreements as of December 31, 2004 (2003 - pay $5.7 million). Our net exposure to interest rate fluctuations is $367.2 million at December 31, 2004 (2003:
$901.2 million). Our net exposure is based on our total floating rate debt less the notional principal of our floating to fixed interest rate swaps. A one per cent change in interest rates would increase or decrease interest expense by $3.6 million per year as of December 31, 2004 (2003: $9.0 million).

The fair market value of our fixed rate debt was $546.2 million as of December 31, 2004 (2003: $580.0 million). If interest rates were to increase or decrease by one percent with all other variables remaining constant, we estimate that the market value of our fixed rate debt would decrease or increase by approximately $33.8 and $31.2 million respectively (2003: decrease by $39.8 and increase by $36.4 million).

The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. One of our subsidiaries, has Yen denominated long-term debt and charter contracts denominated in Yen. There is a risk that currency fluctuations will have a negative effect on the value of our cashflows. At December 31, 2004, we had (Y)929 million receivable in relation to long term yen denominated charter contracts (2003 - (Y)1.7 billion). A one Yen movement in the exchange rate would increase or decrease net income by $0.1 million.

ITEM 12. DESCRIPTION OF SECURITIES

     Not Applicable

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

As of December 31, 2004, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the principal executive officers and principal financial officers concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic SEC filings.

There have been no changes in internal controls over financial reporting (identified in connection with management's evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 16 A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not currently have a separate audit committee. The Company expects to have an audit committee and an audit committee financial expert in the year 2005.

ITEM 16 B. CODE OF ETHICS.

The Company has adopted a Code of Ethics, filed as Exhibit 11.1 to this Annual Report that applies to all employees.

ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2004 was Moore Stephens, P.C. The following table sets forth for the recent fiscal year the fees paid or accrued for audit and services provided by Moore Stephens, P.C.

     (in thousands of $)
                                                                   2004
                                                                   ----
     Audit Fees (a)                                                 250
     Audit-Related Fees (b)                                           -
     Tax Fees (c)                                                     -
     All Other Fees (d)                                               -
     Total                                                          250

(a)  Audit Fees

Audit fees represent professional services rendered for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

(b)  Audit -Related Fees

Audit-related fees consisted of assurance and related services rendered by the principal accountant related to the performance of the audit or review of the Company's financial statements which have not been reported under Audit Fees above.

(c)  Tax Fees

Tax fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

(d)  All Other Fees

All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

The Company's Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2004 were approved by the Board pursuant to the pre-approval policy.

ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 17. FINANCIAL STATEMENTS

Not Applicable

ITEM 18. FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-30 are filed as part of this annual report:

Financial Statements for Ship Finance International Limited.

Index to Consolidated Financial Statements                                 F-1

Report of Independent Registered Public Accounting Firm                    F-2

Report of Independent Registered Public Accounting Firm                    F-3

Report of Independent Registered Public Accounting Firm                    F-4

Report of Independent Registered Public Accounting Firm                    F-5

Consolidated Statements of Operations for the year ended
December 31, 2004 and the period from October 10, 2003
(inception) to December 31, 2003 and Predecessor Combined
Carve-out Statements of Operations for the years ended
December 31, 2003 and 2002                                                 F-6

Consolidated Balance Sheets as of December 31, 2004 and
2003 and Predecessor Combined Carve-out Balance Sheet
as of December 31, 2003                                                    F-7

Consolidated Statements of Cash Flows for the year ended
December 31, 2004 and the period from October 10, 2003
(inception) to December 31, 2003 and Predecessor Combined
Carve-out Statements of Cash Flows for the years ended
December 31, 2003 and 2002                                                 F-8

Consolidated Statement of Changes in Stockholders' Equity
for the year ended December 31, 2004 and the period from
October 10, 2003 (inception) to December 31, 2003 and
Predecessor Combined Carve-out Statements of Changes in
Stockholders' Equity for the years ended December 31
2003 and 2002                                                             F-10

Notes to Consolidated and Predecessor Combined Carve-out
Financial Statements                                                      F-12

ITEM 19.  EXHIBITS

Number    Description of Exhibit


1.1* Memorandum of Association of Ship Finance International Limited (the "Company") incorporated by reference to Exhibit 3.1 of the Company's Registration Statement, SEC File No. 333-115705, filed on May 21, 2004 (the "Original Registration Statement").

1.4* Amended and Restated Bye-laws of the Company incorporated by reference to Exhibit 3.2 of the Company's Original Registration Statement.

2.1* Form of Common Stock Certificate of the Company incorporated by reference to Exhibit 4.1 of the Company's Original Registration Statement.

4.1* Indenture relating to 8.5% Senior Notes due 2013, dated December 18, 2003 incorporated by reference to Exhibit 4.4 of the Company's Original Registration Statement.

4.2*      Form of $1.058 billion Credit  Facility  incorporated  by reference to
          Exhibit 10.1 of the Company's Original Registration Statement.

4.3* Fleet Purchase Agreement dated December 11, 2003 incorporated by reference to Exhibit 10.2 of the Company's Original Registration Statement.

4.4* Form of Performance Guarantee issued by Frontline Ltd. incorporated by reference to Exhibit 10.3 of the Company's Original Registration Statement.

4.5* Form of Time Charter incorporated by reference to Exhibit 10.4 of the Company's Original Registration Statement.

4.6*      Form of Vessel  Management  Agreements  incorporated  by  reference to
          Exhibit 10.5 of the Company's Original Registration Statement.

4.7*      Form of Charter  Ancillary  Agreement  incorporated  by  reference  to
          Exhibit 10.6 of the Company's Original Registration Statement.

4.8*      Form of Administrative Services Agreement incorporated by reference to
          Exhibit 10.7 of the Company's Original Registration Statement.

8.1       Subsidiaries of the Company.

11.1      Code of Ethics

12.1      Certification of the Principal Executive Officer

12.2      Certification of the Principal Financial Officer

13.1 Certifications under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer

13.2 Certifications under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer

* Incorporated herein by reference.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                             Ship Finance International Limited
                                             ----------------------------------
                                                       (Registrant)

Date  June 30, 2005                            By   /s/ Kate Blankenship
                                                    ----------------------------
                                                        Kate Blankenship
                                                    Company Secretary and
                                                  Chief Accounting Officer

Ship Finance International Limited
Index to Consolidated and Predecessor Combined Carve-out Financial Statements

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Operations for the year ended December 31, 2004 and the period from October 10, 2003 (inception) to December 31, 2003 and Predecessor Combined Carve-out Statements of Operations for the years ended December 31, 2003 and 2002

Consolidated Balance Sheets as of December 31, 2004 and 2003 and Predecessor Combined Carve-out Balance Sheet as of December 31, 2003

Consolidated Statements of Cash Flows for the year ended December 31, 2004 and the period from October 10, 2003 (inception) to December 31, 2003 and Predecessor Combined Carve-out Statements of Cash Flows for the years ended December 31, 2003 and 2002

Consolidated Statement of Changes in Stockholders' Equity for the year ended December 31, 2004 and the period from October 10, 2003 (inception) to December 31, 2003 and Predecessor Combined Carve-out Statements of Changes in Stockholders' Equity for the years ended December 31, 2003 and 2002

Notes to Consolidated and Predecessor Combined Carve-out Financial Statements

Ship Finance International Limited
Report of Independent Registered Public Accounting Firm


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF SHIP FINANCE INTERNATIONAL LIMITED


We have audited the accompanying consolidated balance sheet of Ship Finance International Limited and subsidiaries (the Company), as of December 31, 2004, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ship Finance International Limited and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.




MOORE STEPHENS, P. C.
Certified Public Accountants.

New York, New York
March 31, 2005

Ship Finance International Limited
Report of Independent Registered Public Accounting Firm


To the Board of Directors and Stockholders of Ship Finance International Limited

In our opinion, the accompanying balance sheet and the related statements of operations, cash flows and changes in stockholders' equity present fairly, in all material respects, the financial position of Ship Finance International Limited (the Company) at December 31, 2003 and the results of its operations and its cash flows for the period from October 10, 2003 (Inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



PricewaterhouseCoopers DA
Oslo, Norway
February 6, 2004

Ship Finance International Limited
Report of Independent Registered Public Accounting Firm


To the Board of Directors and Stockholders of Ship Finance International Limited

In our opinion, the accompanying predecessor combined carve-out balance sheet and the related predecessor combined carve-out statements of operations, cash flows and changes in stockholders' equity present fairly, in all material respects, the financial position of the predecessor to Ship Finance International Limited and its subsidiaries (the Company) at December 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, on January 1, 2002 the Company adopted Statement of Financial Accounting Standard No. 142.

PricewaterhouseCoopers DA
Oslo, Norway
March 22, 2004

Ship Finance International Limited
Report of Independent Registered Public Accounting Firm


To the Board of Directors and Stockholders of Ship Finance International Limited

In our opinion, the accompanying predecessor combined carve-out statements of operations, cash flows and changes in stockholders' equity present fairly, in all material respects, the results of their operations of the predecessor to Ship Finance International Limited and its subsidiaries (the Company) and their cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, on January 1, 2002 the Company adopted Statement of Financial Accounting Standard No. 142.

PricewaterhouseCoopers
Hamilton, Bermuda
November 28, 2003

                                                 Ship Finance International Limited

                           Consolidated Statements of Operations for the year ended December 31, 2004 and the period from October 10, 2003 (inception) to December 31, 2003 and
                             Predecessor Combined Carve-out Statements of Operations for the years ended
                                                     December 31, 2003 and 2002

                                             (in thousands of $, except per share data)


                                                                              Period from              Predecessor Combined
                                                                             October 10, 2003              Carve-out
                                                          Year ended         (inception) to       Year ended         Year ended
                                                       December 31, 2004    December 31, 2003   December 31,2003   December 31, 2002
                                                       -----------------    -----------------   ----------------   -----------------
Operating revenues
Time charter revenues                                         86,741                -                40,759           10,873
Bareboat charter revenues                                     27,453                -                25,986           30,121
Voyage charter revenues                                       49,707                -               628,323          324,180
Finance lease interest income                                140,691                -                     -                -
Finance lease service revenues                                72,551                -                     -                -
Profit sharing revenues                                      114,926                -                     -                -
------------------------------------------------------------------------------------------------------------------------------------
Total operating revenues                                     492,069                -               695,068          365,174
Operating expenses
Voyage expenses and commission                                 9,978                -               148,533           93,996
Ship operating expenses                                       96,505                -                81,989           81,369
Administrative expenses                                        3,812               14                 9,715            6,945
Depreciation                                                  34,617                -               106,015           96,773
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                     144,912               14               346,252          279,083
Net operating income                                         347,157              (14)              348,816           86,091
Other income/(expenses)
Interest income                                                2,567              199                 5,866            8,511
Interest expense                                             (95,933)          (2,122)              (35,117)         (42,126)
Share of results of associated companies                           -                -                22,098          (10,125)
Foreign currency exchange gain (loss)                             88                -               (10,442)          (5,644)
Other financial items, net                                     8,780                -                 3,591           (4,541)
------------------------------------------------------------------------------------------------------------------------------------
Net other income/(expenses)                                  (84,498)          (1,923)              (14,004)         (53,925)
------------------------------------------------------------------------------------------------------------------------------------
Net  income  before  cumulative  effect
of a change  in accounting principle                         262,659           (1,937)              334,812           32,166
Cumulative effect of a change in accounting principle              -                -                     -          (14,142)
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                   262,659           (1,937)              334,812           18,024
====================================================================================================================================
Basic and diluted earnings per share                           $3.52                -                  $4.53           $0.24

The accompanying notes are an integral part of these consolidated and combined carve-out financial statements.


                                                 Ship Finance International Limited

                            Consolidated Balance Sheets as of December 31, 2004 and 2003 and Predecessor
                                      Combined Carve-out Balance Sheet as of December 31, 2003
                                                         (in thousands of $)

                                                                                                                     Predecessor
                                                                                                                  Combined Carve-out
                                                                   December 31, 2004      December 31, 2003      December 31, 2003
                                                                   -----------------      -----------------      -----------------
ASSETS
Current assets
  Cash and cash equivalents                                           29,193                     -                  26,519
  Restricted cash                                                      5,379               565,500                       -
  Trade accounts receivable                                              256                     -                  23,896
  Amount due from parent company                                       4,864                     -                       -
  Other receivables                                                      241                   211                   7,521
  Inventories                                                              -                     -                  16,248
  Voyages in progress                                                      -                     -                  34,916
  Prepaid expenses and accrued income                                114,926                     -                   2,234
  Investment in finance leases, current portion                       76,998                     -                       -
------------------------------------------------------------------------------------------------------------------------------------
  Total current assets                                               231,857               565,711                 111,064
Vessel purchase option                                                 8,370                     -                   8,370
Vessels and equipment, net                                           236,305                     -               1,863,504
Investment in finance leases                                       1,641,644                     -                       -
Investment in associated companies                                         -                     -                 160,082
Mark to market valuation of derivatives                                7,737                     -                       -
Deferred charges                                                      27,024                16,481                   4,304
Other long-term assets                                                     -                     -                   9,024
------------------------------------------------------------------------------------------------------------------------------------
  Total assets                                                     2,152,937               582,192               2,156,348
====================================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Short-term debt and current portion of long-term debt               91,308                     -                 141,522
  Trade accounts payable                                                 180                     -                   4,664
  Accrued expenses                                                     8,396                 4,015                  18,729
  Mark to market valuation of derivatives                                  -                     -                   9,217
  Amount due to parent company                                             -                   102                 299,166
  Other current liabilities                                              382                     -                  10,936
------------------------------------------------------------------------------------------------------------------------------------
  Total current liabilities                                          100,266                 4,117                 484,234
Long-term liabilities
  Long-term debt                                                   1,387,586               580,000                 850,088
  Mark to market valuation of derivatives                              4,103                     -                       -
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                  1,491,955               584,117               1,334,322
Commitments and contingent liabilities
Stockholders' equity
  Share capital                                                       74,901                    12                       -
  Contributed surplus                                                463,261                     -                       -
  Retained earnings (deficit)                                        122,820                (1,937)                      -
  Invested equity                                                          -                     -                 822,026
------------------------------------------------------------------------------------------------------------------------------------
  Total stockholders' equity                                         660,982                (1,925)                822,026
------------------------------------------------------------------------------------------------------------------------------------
  Total liabilities and stockholders' equity                       2,152,937               582,192               2,156,348
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated and combined carve-out financial statements.


                                                 Ship Finance International Limited

                           Consolidated Statements of Cash Flows for the year ended December 31, 2004 and the period from October 10, 2003 (inception) to December 31, 2003 and
                             Predecessor Combined Carve-out Statements of Cash Flows for the years ended
                                                     December 31, 2003 and 2002

                                                        (in thousands of $)

                                                                              Period from              Predecessor Combined
                                                                             October 10, 2003              Carve-out
                                                          Year ended         (inception) to       Year ended         Year ended
                                                       December 31, 2004    December 31, 2003   December 31,2003   December 31, 2002
                                                       -----------------    -----------------   ----------------   -----------------
Operating activities
Net income (loss)                                            262,659           (1,937)             334,812           18,024
Adjustments  to reconcile  net income
   (loss) to net cash
provided by operating activities:
  Depreciation                                                34,617                -              106,015           96,773
  Amortisation of deferred charges                             9,485               69                1,019              814
  Share of results of associated companies                         -                -              (22,098)          10,125
  Interest income, capitalised                                     -                -               (4,489)          (7,077)
  Unrealised foreign exchange (gain) loss                       (164)               -               10,716            5,334
  Change in accounting principle                                   -                -                    -           14,142
  Adjustment of derivatives to market value                   (9,289)               -               (6,850)           2,511
  Other                                                       (1,146)               -                    -                -
  Release of accumulated  other comprehensive
   income to net income                                            -                -                1,609              839
  Changes in  operating  assets and  liabilities,
   net of effect of acquisitions
    Trade accounts receivable                                   (256)               -                 (343)           6,517
    Other receivables                                              -             (199)                (129)          (3,537)
    Inventories                                                    -                -                4,540          (10,718)
    Voyages in progress                                            -                -               (3,061)         (23,990)
    Prepaid expenses and accrued income                     (114,727)               -                 (285)             (72)
    Trade accounts payable                                       180                -                 (539)           1,115
    Accrued expenses                                           1,750            2,063               (9,092)           3,899
    Amount due from parent company                            (4,966)               4                    -                -
    Other current liabilities                                    385                -                3,698              959
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                    178,528                -              415,523          115,658

Investing activities
  Acquisition of  subsidiaries,  for $1,061,793
  net of an equity contribution by parent
    company  of $525,000                                    (536,793)               -                    -                -
  Additions to new  buildings and  vessel
   purchase options, vessels and equipment                    (8,370)               -                    -         (249,291)
  Repayments from investments in finance leases               61,990                -                    -                -
  Investments in associated companies                              -                -              (70,045)          (7,490)
  Proceeds from sales of investments in
    associated companies                                           -                -               17,245                -
  Net maturity (placement) of restricted cash                560,121         (565,500)                   -                -
  Short-term loan advances to parent company                 (55,254)               -                    -                -
  Short-term loan repayments from parent company              55,254                -                    -                -
  Net maturity (placement) of other loans receivable               -                -                1,168           (1,085)
  Repayment of other long-term liabilities                         -                -                    -           (3,913)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities           76,948         (565,500)             (51,632)        (261,779)

Financing activities
  Proceeds from issuance of shares                            24,696                -                    -                -
  Repurchases of shares                                      (14,713)               -                    -                -
  Proceeds from issuance of long-term debt                 1,017,100          580,000                    -          228,686
  Repayments of long-term debt                            (1,099,707)               -             (178,236)        (126,713)
  Debt fees paid                                             (15,760)         (14,500)                (985)          (2,683)
  Net advances from (repayments to) parent company                 -                -             (178,785)          41,424
  Cash dividends paid                                        (78,905)               -                    -                -
  Deemed dividends paid                                      (58,994)               -                    -                -
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities         (226,283)         565,500             (358,006)         140,714
------------------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                       29,193                -                5,885           (5,407)
Cash and cash equivalents at start of the period                   -                -               20,634           26,041
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of the period                29,193                -               26,519           20,634
====================================================================================================================================
Supplemental disclosure of cash flow information:
  Interest paid, net of capitalised interest                  81,992                -               31,543           43,036
====================================================================================================================================
Non-Cash Investing and Financing:

The accompanying notes are an integral part of these consolidated and combined carve-out financial statements.


                                                 Ship Finance International Limited

                            Consolidated Statement of Changes in Stockholders' Equity for the year ended
                           December 31, 2004 and the period from October 10, 2003 (inception) to December
                                  31, 2003 and Predecessor Combined Carve-out Statements of Changes
                                in Stockholders' Equity for the years ended December 31 2003 and 2002

                                            (in thousands of $, except number of shares)


                                                                              Period from              Predecessor Combined
                                                                             October 10, 2003              Carve-out
                                                          Year ended         (inception) to       Year ended         Year ended
                                                       December 31, 2004    December 31, 2003   December 31,2003   December 31, 2002
                                                       -----------------    -----------------   ----------------   -----------------

Number of shares outstanding
At beginning of period                                          12,000                -               -                -
Shares issued from contributed surplus                      73,913,837           12,000               -                -
Shares issued for cash                                       1,600,000                -               -                -
Share repurchased and cancelled                               (625,000)               -               -                -
------------------------------------------------------------------------------------------------------------------------------------
At end of period                                            74,900,837           12,000               -                -
------------------------------------------------------------------------------------------------------------------------------------

Share capital
At beginning of period                                              12                -               -                -
Shares issued from contributed surplus                          73,914               12               -                -
Shares issued for cash                                           1,600                -               -                -
Share repurchased and cancelled                                   (625)               -               -                -
------------------------------------------------------------------------------------------------------------------------------------
At end of period                                                74,901               12               -                -
------------------------------------------------------------------------------------------------------------------------------------

Contributed surplus
Equity contribution from parent company                        525,000                -               -                -
Shares issued from contributed surplus                         (73,914)               -               -                -
Shares issued for cash                                          23,096                -               -                -
Share repurchased and cancelled                                (14,088)               -               -                -
Amortisation of deferred equity contributions                    3,167                -               -                -
------------------------------------------------------------------------------------------------------------------------------------
At end of period                                               463,261                -               -                -
------------------------------------------------------------------------------------------------------------------------------------

Retained earnings (deficit)
At beginning of period                                          (1,937)               -               -                -
Net income (loss)                                              262,659           (1,937)              -                -
Cash dividends paid                                            (78,905)               -               -                -
Deemed dividends paid                                          (58,997)               -               -                -
------------------------------------------------------------------------------------------------------------------------------------
At end of period                                               122,820           (1,937)              -                -
------------------------------------------------------------------------------------------------------------------------------------

Invested equity
At beginning of period                                               -                -         485,605          466,742
Net income                                                           -                -         334,812           18,024
Release of accumulated other comprehensive
  income to net  income                                              -                -           1,609              839
------------------------------------------------------------------------------------------------------------------------------------
At end of period                                                     -                -         822,026          485,605

Comprehensive income
Net income (loss)                                              262,659           (1,937)        334,812           18,024
Release of accumulated other comprehensive
  income to net  income                                              -                -           1,609              839
------------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income                                           -                -           1,609              839
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                           262,659           (1,937)         336,421          18,863
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated and combined carve-out financial statements.


                       SHIP FINANCE INTERNATIONAL LIMITED

                    Notes to the Consolidated and Predecessor
                    Combined Carve-out Financial Statements

1.   GENERAL INFORMATION

     Ship Finance International Limited ("Ship Finance" or the "Company"), a publicly listed Bermuda company, was incorporated in Bermuda in October 2003 as a subsidiary of Frontline Ltd. ("Frontline") for the purpose of acquiring certain of the shipping assets of Frontline. In December 2003, Ship Finance issued $580 million of 8.5% senior notes. In the first quarter of 2004, Ship Finance used the proceeds of the notes issue, together with a refinancing of existing debt, to fund the acquisition of a fleet of 47 crude oil tankers (including one purchase option for a VLCC) from Frontline and has chartered each of the ships back to Frontline for most of their remaining lives. The Company operates tankers of two sizes: very large crude carriers ("VLCCs") which are between 200,000 and 320,000 deadweight tons ("dwt"), and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. Ship Finance also entered into fixed rate management and administrative services agreements with Frontline to provide for the operation and maintenance of the Company's vessels and administrative support services. The charters and the management agreements were each given economic effect as of January 1, 2004 (See Note 18).

     The Company was incorporated as a wholly owned subsidiary of Frontline. On June 16, 2004, Frontline distributed 25% of Ship Finance's common shares to Frontline's ordinary shareholders with each Frontline shareholder receiving one share in Ship Finance for every four Frontline shares held. On June 17, 2004, Ship Finance common shares commenced trading on the New York Stock Exchange under the ticker symbol "SFL". In 2004, Frontline made two further distributions of its shares in Ship Finance and at December 31, 2004 held 50.8% of the Company (see Note 21 Subsequent Events).

2.   ACCOUNTING POLICIES

     Basis of Accounting

     The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the assets and liabilities of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation. As at December 31, 2003 the company did not have any subsidiaries.

     Investments in companies over which the Company exercises significant influence but does not consolidate are accounted for using the equity method. The Company records its investments in equity-method investees on the consolidated balance sheets as "Investments in associated companies" and its share of the investees' earnings or losses in the consolidated statements of operations as "Share in results from associated companies". The excess, if any, of purchase price over book value of the Company's investments in equity method investees is included in the accompanying consolidated balance sheets in "Investment in associated companies".

     The Company accounts for certain of the long-term charters to Frontline as sales type leases while the remaining charters are currently being accounted for as operating leases. For those vessels on existing long-term charters to third parties, the difference between amounts earned under those charters and the amounts due to the Company by Frontline is remitted to Frontline and accounted for as a deemed dividend which reduces stockholders' equity.

     The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Predecessor combined carve-out financial information

     The predecessor combined carve-out financial statements are prepared in accordance with accounting principles generally accepted in the United States. For the years ended December 31, 2003 and the 2002, the predecessor combined carve-out financial statements have been carved out of the consolidated financial statements of Frontline and assume that the Company was operated as a separate corporate entity prior to its inception. The predecessor combined carve-out financial statements were prepared in contemplation of the fleet purchase transaction that occurred effective January 1, 2004 and reflect the Company's acquisition from Frontline of certain wholly owned VLCC and Suezmax owning subsidiaries, including certain subsidiaries acquired through a reorganization of Frontline's interests in certain joint ventures plus a purchase option to acquire a further VLCC (together the "Vessel Interests").

     Frontline is a shipping company with activities that include the ownership and operation of oil tankers and dry bulk carriers as well as leasing of vessels and participation in tanker owning joint venture arrangements. Frontline is also involved in the purchase and sale of vessels. Where Frontline's assets, liabilities, revenues and expenses relate to the specific Vessel Interests, these have been identified and carved out for inclusion in these financial statements. Frontline's shipping interests and other assets, liabilities, revenues and expenses that do not relate to the Vessel Interests have been identified and not included in these financial statements. The preparation of the carved out financial statements requires allocation of certain assets and liabilities and expenses where these items are not identifiable as related to one specific activity. Administrative overheads of Frontline that cannot be related to a specific vessel type of operations have been allocated pro-rata based on the number of vessels in the Company compared with the number in Frontline's total fleet. Management has deemed that the related allocations are reasonable to present the financial position, results of operations, and cash flows of the Company. Management believes the various allocated amounts would not materially differ from those that would have been achieved had Ship Finance operated on a stand-alone basis for all periods presented. However, the financial position, results of operations and cash flows of the Company are not necessarily indicative of those that would have been achieved had the Company operated autonomously for all periods presented as the Company may have made different operational and investment decisions as a Company independent of Frontline.

     The majority of the Company's assets, liabilities, revenues and expenses are vessel specific and are included in the vessel owning subsidiaries financial statements. However, in addition, the following significant allocations have been made:

     Goodwill: Goodwill has arisen on certain of the acquisitions undertaken prior to December 31, 2002. Goodwill has been allocated to Ship Finance on the basis that the vessels obtained in these acquisitions, and which the goodwill is considered to relate to, are included in these predecessor combined carve-out financial statements. The associated amortization of goodwill has also been allocated to Ship Finance and recognized in these predecessor combined carve-out financial statements.

     Long term debt: An allocation of corporate debt of Frontline has been made which totals $8,608,000 and $9,308,000 as of December 31, 2003 and 2002,
     respectively. This debt has been allocated as it relates specifically to an entity of which the Company has a purchase option. The associated interest expense has also been allocated to these predecessor combined carve-out financial statements.

     Interest rate swaps: For the purposes of the predecessor combined carve-out financial statements, interest rate swaps specific to carved out debt have been included. In addition, non-debt specific interest rate swaps with notional principal amounts of $50,000,000 have been included on the basis that such swaps were intended to cover the floating rate debt that has been included in these predecessor combined carve-out statements. The associated mark to market adjustments arising on the swaps has also been allocated to these predecessor combined carve-out financial statements and is included in other financial items, net.

     Administrative expenses: Frontline's overheads relate primarily to management organizations in Bermuda and Oslo that manage the business. These overhead costs include salaries and other employee related costs, office rents, legal and professional fees and other general administrative expenses. Other employee related costs include costs recognized in relation to Frontline's employee share option plan. We have allocated overhead pro rate based on the number of vessels in the Company compared with the number in Frontline's total fleet. The amount of such costs, presented as part of administrative expenses, which was allocated from these organizations was $8,995,000, and $5,364,000 for the years ended December 31, 2003 and 2002, respectively.

     No allocation of interest income has been made and interest income reported in the predecessor combined carve-out financial statements represents interest income earned by the vessel owning subsidiaries and interest earned on loans to joint ventures.

     Accounting policies used in preparing the consolidated financial statements

     Foreign currencies

     The Company's functional currency is the U.S. dollar as the majority of revenues are received in U.S. dollars and a majority of the Company's expenditures are made in U.S. dollars. The Company's reporting currency is U.S. dollars. Most of the Company's subsidiaries report in U.S. dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet date. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency transaction gains or losses are included in the consolidated statements of operations.

     Revenue and expense recognition

     Revenues and expenses are recognized on the accrual basis. Revenues are generated from freight billings, time charter, bareboat charter hires, finance lease interest income, finance lease service revenues and profit sharing revenues. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided.

     Finance lease service revenues represent services provided to the lessee to operate vessels and are recognized on a daily accrual basis.

     Profit sharing revenues are recorded when earned and realizable. The Company considers profit sharing revenues to be earned and realizable to the extent that a vessel's underlying earnings on a time charter equivalent basis exceed the profit sharing threshold for the profit sharing period. This threshold is calculated as the number of days in the profit sharing period multiplied by the daily profit sharing threshold rates. Our profit sharing revenues are 20% of a vessel's underlying earnings in excess of the threshold.

     Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Formulae used to allocate net pool revenues vary among different pools but generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels' differing capacities and performance capabilities. The same revenue and expenses principles stated above are applied in determining the pool's net pool revenues. Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. The Company accounts for the net pool revenues allocated by these pools as "pool revenues" in its statements of operations. Certain pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants' resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. The Company accounts for gross pool revenues allocated by these pools as "pool revenues" in its statements of operations. Refer to Note 3 for further analysis of pool revenues.

     Cash and cash equivalents

     For the purposes of the statement of cash flows, all demand and time deposits and highly liquid, low risk investments with original maturities of three months or less are considered equivalent to cash.

     Vessels and equipment

     The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives. The estimated economic useful life of the Company's double hull vessels is 25 years and for single hull vessels is either 25 years or the vessel's anniversary date in 2015, whichever comes first.

     In December 2003, the International Maritime Organization adopted new regulations that will result in a more accelerated phase-out of single hull vessels. As a result of this, the Company re-evaluated the estimated useful life of its single hull vessels and determined this to be either 25 years or the vessel's anniversary date in 2015 whichever came first. As a result, the estimated useful life of thirteen of the Company's vessels was reduced in the fourth quarter of 2003. A change in accounting estimate was recognized in the predecessor combined carve-out financial statements to reflect this decision, resulting in an increase in depreciation expense and consequently decreasing net income by $1.1 million in 2003.

     Vessel purchase options

     Vessel purchase options are capitalized at the time option contracts are acquired or entered into. The Company reviews expected future cash flows, which would result from the exercise of each option contract on a contract by contract basis to determine whether the carrying value of the option is recoverable. If the expected future cash flows are less than the carrying value of the option plus further costs to delivery, provision is made to write down the carrying value of the option to the recoverable amount. The carrying value of each option payment is written off as and when the Company adopts a formal plan not to exercise the option. Purchase price payments are capitalized and the total of the option payment, if any, and purchase price payment is transferred to cost of vessels, upon exercise of the option and delivery of the vessel to the Company.

     Leases

     Leases of our vessels where we are the lessor are classified as either finance leases or operating leases based on an assessment of the terms of the lease. Forty of the long term charters with Frontline have been classified as a finance type leases. Accordingly, the minimum lease payments (net of amounts representing estimate executory costs including profit thereon) plus the unguaranteed residual value are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortised to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

     Deemed Dividends

     The Company's charter arrangements with Frontline became effective on January 1, 2004. Certain of the Company's vessels were on fixed term charters to third parties as at January 1, 2004 and the remainder were on spot voyages. As each of the vessels completes its original charter in place on January 1, 2004, the finance leases with Frontline become effective for accounting purposes. The Company's arrangement with Frontline is that while the vessels are completing performance of third party charters, the Company pays Frontline all revenues earned under third party charters in exchange for Frontline paying the Company the Frontline charter rates. The revenues received from these third party charters are accounted for as time charter, bareboat or voyage revenues as applicable and the subsequent payment of these amounts to Frontline as deemed dividends paid. The Company accounts for the charter revenues received from Frontline Shipping prior to the charters becoming effective for accounting purposes, as deemed equity contributions received. This treatment has been applied due to the related party nature of the charter arrangements.

     Deemed Equity Contributions

     The Company has accounted for the difference between the historical cost of the vessels, originally transferred to the Company by Frontline on January 1, 2004 at Frontline's historical carrying value, and the net investment in the lease as a deferred deemed equity contribution. This deferred deemed equity contribution is presented as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the original transfer of the vessel and the subsequent finance lease. The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the new lease arrangement, as lease payments are applied to the principal balance of the lease receivable.

     Impairment of long-lived assets

     The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not recoverable. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

     Deferred charges

     Loan costs, including debt arrangement fees, are capitalized and amortized on a straight-line basis over the term of the relevant loan. The straight line basis of amortization approximates the effective interest method in the Company's statement of operations. Amortization of loan costs is included in interest expense.

     Financial Instruments

     In determining fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives and long term debt, standard market conventions and techniques such as options pricing models are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

     Derivatives

     The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal.

     SFAS 133, as amended by SFAS 137 "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No.133" and SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133", requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure these instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. In order to qualify for hedge accounting under SFAS 133, certain criteria and detailed documentation requirements must be met.

     Accounting policies used in preparing the predecessor combined-carve out financial statements

     Foreign currencies

     The Company's functional currency is the U.S. dollar as the majority of revenues are received in U.S. dollars and a majority of the Company's expenditures are made in U.S. dollars. The Company's reporting currency is U.S. dollars. Most of the Company's subsidiaries report in U.S. dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet date. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency transaction gains or losses are included in the consolidated statements of operations.

     Revenue and expense recognition

     Revenues and expenses are recognized on the accrual basis. Revenues are generated from freight billings, contracts of affreightment, time charter, and bareboat charter hires. The operating results of voyages in progress are estimated and recorded pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided. Amounts receivable or payable arising from profit sharing arrangements are accrued based on the estimated results of the voyage recorded as at the reporting date.

     Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Formulae used to allocate net pool revenues vary among different pools but generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels' differing capacities and performance capabilities. The same revenue and expenses principles stated above are applied in determining the pool's net pool revenues. Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. The Company accounts for the net pool revenues allocated by these pools as "pool revenues" in its statements of operations. Certain pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants' resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. The Company accounts for gross pool revenues allocated by these pools as "pool revenues" in its statements of operations. Refer to Note 4 for further analysis of pool revenues.

     Cash and cash equivalents

     For the purposes of the statement of cash flows, all demand and time deposits and highly liquid, low risk investments with original maturities of three months or less are considered equivalent to cash.

     Inventories

     Inventories, which is comprised of principally fuel and lubricating oils, are stated at the lower of cost and market value. Cost is determined on a first-in, first-out basis.

     Vessels and equipment

     The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives. The estimated economic useful life of the Company's double hull vessels is 25 years and for single hull vessels is either 25 years or the vessel's anniversary date in 2015, whichever comes first.

     In December 2003, the International Maritime Organization adopted new regulations that will result in a more accelerated phase-out of single hull vessels. As a result of this, the Company re-evaluated the estimated useful life of its single hull vessels and determined this to be either 25 years or the vessel's anniversary date in 2015 whichever came first. As a result, the estimated useful life of thirteen of the Company's vessels was reduced in the fourth quarter of 2003. A change in accounting estimate was recognized in the predecessor combined carve-out financial statements to reflect this decision, resulting in an increase in depreciation expense and consequently decreasing net income by $1.1 million in 2003.

     Vessel purchase option

     Vessel purchase options are capitalized at the time option contracts are acquired or entered into. The Company reviews expected future cash flows, which would result from exercise of each option contract on a contract by contract basis to determine whether the carrying value of the option is recoverable. If the expected future cash flows are less than the carrying value of the option plus further costs to delivery, provision is made to write down the carrying value of the option to the recoverable amount. The carrying value of each option payment is written off as and when the Company adopts a formal plan not to exercise the option. Purchase price payments are capitalized and the total of the option payment, if any, and purchase price payment is transferred to cost of vessels, upon exercise of the option and delivery of the vessel to the Company.

     Impairment of long-lived assets

     The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not recoverable. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

     Deferred charges

     Loan costs, including debt arrangement fees, are capitalized and amortized on a straight-line basis over the term of the relevant loan. The straight line basis of amortization approximates the effective interest method in the Company's statement of operations. Amortization of loan costs is included in interest expense.

     Financial Instruments

     In determining fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives and long term debt, standard market conventions and techniques such as options pricing models are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

     Derivatives

     The Company enters into interest rate swap transactions to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. Hedge accounting may be used to account for these swaps provided certain hedging criteria are met. On January 1, 2002, the Company discontinued hedge accounting for two interest rate swaps previously accounted for as cash flow hedges. This resulted in a balance of $4.9 million being frozen in accumulated other comprehensive income as at that date and this amount was reclassified into the consolidated statement of operations over the remaining lives of the underlying debt instruments. The underlying loans were repaid in 2004 and the then remaining balance in accumulated other comprehensive income of $2.5 million was reclassified into earnings.

     SFAS 133, as amended by SFAS 137 "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No.133" and SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133", requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure these instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. In order to qualify for hedge accounting under SFAS 133, certain criteria and detailed documentation requirements must be met.

     Goodwill

     Goodwill represents the excess of the purchase price over the fair value of assets acquired in business acquisitions accounted for under the purchase method. Goodwill is presented net of accumulated amortization and until December 31, 2001 was being amortized over a period of approximately 17 years. As of January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") and recorded an impairment charge of $14.1 million for the unamortised goodwill on that date that is shown separately in the predecessor combined carve-out statement of operations as a cumulative effect of change in accounting principle. The valuation of the fair value of the reporting unit used to assess the recoverability of goodwill was a combination of independent third party valuations and the quoted market price of the Company's shares.

     Drydocking provisions

     Normal vessel repair and maintenance costs are charged to expense when incurred. The Company recognises the cost of a drydocking at the time the drydocking takes place, that is, it applies the "expense as incurred" method.

3.   RECENTLY ISSUED ACCOUNTING STANDARDS

     In December 2004, the FASB issued SFAS 153 Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). APB Opinion No. 29 Accounting for Nonmonetary Transactions ("APB 29") provides that accounting for nonmonetary transactions should be measured based on the fair value of the assets exchanged but allows certain exceptions to this principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that don't have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and shall be applied prospectively.

     In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. In December 2003, the FASB issued Interpretation 46 Revised, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be combined by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply in the first fiscal year or interim period ending after December 15, 2003 to variable interest entities created after January 31, 2003. The consolidation requirements apply in the first fiscal year or interim period ending after December 15, 2003 for "Special Purpose Entities" created before January 31, 2003. The consolidation requirements apply in the first fiscal year or interim period ending after March 15, 2004 for other entities created before January 31, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of Interpretation 46 did not result in the consolidation of any entities.

     The Company has an option to purchase the VLCC Oscilla on or before the expiry of a five-year time charter, which commenced in March 2000. Oscilla is owned and operated by an unrelated entity, Seacrest Shipping Ltd. ("Seacrest"). If the Company had exercised its option at December 31, 2003, the cost to the Company of the Oscilla would have been approximately $42.3 million and the maximum exposure to loss is $17.4 million, representing amounts outstanding from Seacrest of $9.0 million and the carrying value of the option of $8.4 million. At December 31, 2003, Seacrest had total indebtedness of $36.0 million (including $9.0 million due to the Company) and JPY674.6 million (equivalent to $6.3 million) and the fair value of the vessel Oscilla was $78.5 million. Prior to the adoption of FIN 46R, this special purpose entity was not consolidated in the predecessor combined carve out financial statements. We have determined that the entity that owns Oscilla is a variable interest entity and that we are the primary beneficiary. At December 31, 2004 through to January 2005 when we exercised our option to acquire the vessel, after exhaustive efforts, we were unable to obtain the accounting information necessary to be able to consolidate the entity that owned Oscilla. If we had exercised the option at December 31, 2004, the cost of the Oscilla would have been approximately $28.5 million and our maximum exposure to loss was $8.4 million. We have taken delivery of the vessel in April 2005.

4.   POOL REVENUES

     Voyage charter revenues included in these financial statements include pool revenues. Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants while other pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants' resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. An analysis of the Company's pool revenues included within voyage revenues is as follows:

  (in thousands of $)                                                         Period from              Predecessor Combined
                                                                             October 10, 2003              Carve-out
                                                          Year ended         (inception) to       Year ended         Year ended
                                                       December 31, 2004    December 31, 2003   December 31,2003   December 31, 2002
                                                       -----------------    -----------------   ----------------   -----------------
     Pool earnings allocated on gross basis                4,040                     -                45,749         27,914
     Pool earnings allocated on net basis                  4,464                     -                37,775         64,507
     Total pool earnings                                   8,504                     -                83,524         92,421

5.   TAXATION

     Bermuda

     Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until the year 2016.

     United States

     The Company does not accrue U.S. income taxes as, in the opinion of U.S. counsel, the Company is not engaged in a U.S. trade or business and is exempted from a gross basis tax under Section 883 of the U.S. Internal Revenue Code.

     A reconciliation between the income tax expense resulting from applying the U.S. Federal statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the financial statements as the Company's net income is subject to neither Bermuda nor U.S. tax.

    Other Jurisdictions

     Certain of the Company's subsidiaries in Singapore are subject to taxation. The tax paid by subsidiaries of the Company that are subject to taxation is not material.

6.   EARNINGS PER SHARE

     Basic EPS for all periods prior to June 16, 2004 has been computed based on the net income (loss) available to common stockholders and the number of common shares outstanding on June 16, 2004, the date on which the Company was partially spun off from Frontline. Basic EPS for all periods subsequent to June 16, 2004 is computed based on the net income (loss) available to common stockholders and the number of common shares outstanding. For all periods presented there are no potentially dilutive securities.

     The components of the numerator for the calculation of basic EPS for net income are as follows:

  (in thousands of $)                                                       Period from              Predecessor Combined
                                                                           October 10, 2003              Carve-out
                                                        Year ended         (inception) to       Year ended         Year ended
                                                     December 31, 2004    December 31, 2003   December 31,2003   December 31, 2002
                                                     -----------------    -----------------   ----------------   -----------------
     Net income before  cumulative  effect of
     change in  accounting principle                    262,659               (1,937)             334,812         32,166
     Cumulative  effect  of change
     in accounting  principle                                 -                    -                    -        (14,142)

     Net income (loss) available to stockholders        262,659               (1,937)             334,812         18,024

     The components of the denominator for the calculation of basic EPS are as follows:


  (in thousands of $)                                                       Period from              Predecessor Combined
                                                                           October 10, 2003              Carve-out
                                                        Year ended         (inception) to       Year ended         Year ended
                                                     December 31, 2004    December 31, 2003   December 31,2003   December 31, 2002
                                                     -----------------    -----------------   ----------------   -----------------
     Weighted   average   number  of  common
     shares outstanding                                  74,611               73,925               73,925         73,925

     Basic EPS for the cumulative effect of change in accounting principle are as follows:

                                                                             Period from              Predecessor Combined
                                                                           October 10, 2003              Carve-out
                                                        Year ended         (inception) to       Year ended         Year ended
                                                     December 31, 2004    December 31, 2003   December 31,2003   December 31, 2002
                                                     -----------------    -----------------   ----------------   -----------------
     Basic  loss per  share  for  cumulative
     effect of change in accounting principle                 -                    -                    -          $0.19

7.   OPERATING LEASES

     Rental income

     The  minimum   future   revenues  to  be  received   under  the   Company's
     non-cancellable operating leases as of December 31, 2004 are as follows:

     Year ending December 31,
     (in thousands)                                   Yen revenues                               Revenues           Total
                                                      (in (Y))           (in $ equivalent)        (in $)            (in $)
     2005                                             767,000                  7,435              54,334           61,769
     2006                                             162,000                  1,568              29,145           30,713
     2007                                                                                          1,540            1,540
                                                                                                 ------------------------
     Total minimum lease revenues                     929,000                    9,003            85,019           94,022

     The cost and accumulated depreciation of vessels leased to third parties on operating leases at December 31, 2004 and 2003 were as follows:

     (in thousands of $)                                                                              Predecessor
                                                                                                   combined carve-out
                                                      December 31, 2004     December 31, 2003       December 31, 2003
                                                      -----------------     -----------------       -----------------
     Cost                                                   384,198               -                   834,754
     Accumulated depreciation                               147,893               -                   275,420

8.   TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

     Trade accounts receivable

     Trade accounts receivable are presented net of allowances for doubtful accounts amounting to $nil as of December 31, 2004 ($724,000 - December 31,
     2003).

     Other receivables

     Other receivables are presented net of allowances for doubtful accounts amounting to $nil as of December 31, 2004 ($nil - December 31, 2003).

9.   VESSEL PURCHASE OPTION

     The Company has an option from a third party to purchase the VLCC Oscilla on expiry of a five-year time charter, which commenced in March 2000. The purchase price is equal to the outstanding mortgage debt under four loan agreements between lenders and the vessel's owning company. As at December 31, 2004 the outstanding mortgage debt of the Oscilla's owning company amounted to $25.1 million plus (Y)330,259,045 (equivalent to $3.2 million). (2003 - $36.0 million plus (Y)674,645,262 (equivalent to $6.3 million)).
     Included in this amount at December 31, 2004 is debt of $7.1 million due to Frontline (2003 -$9.0 million). The Company acquired the option from Frontline in 2004 for $8.4 million as part of the Fleet Purchase Agreement.

10.  VESSELS AND EQUIPMENT OWNED, NET

     (in thousands of $)                                                                              Predecessor
                                                                                                   combined carve-out
                                                      December 31, 2004     December 31, 2003       December 31, 2003
                                                      -----------------     -----------------       -----------------
     Cost                                                385,436                 -                    2,632,331
     Accumulated depreciation                            149,131                 -                      768,827
     Net book value                                      236,305                 -                    1,863,504

     Depreciation expense was $34.6 million, nil, $106.1 million and $96.8 million for the year ended December 31, 2004, the period from October 10, 2003 to December 31, 2003 and for the predecessor combined carve-out for the years ending December 31, 2003 and 2002, respectively.

11.  INVESTMENTS IN FINANCE LEASES

     The Company's vessels are chartered on long term, fixed rate charters to Frontline which extend for various periods depending on the age of the vessels, ranging from approximately seven to 23 years. The terms of the charters do not provide Frontline with an option to terminate the charter before the end of its term, other than with respect to the Company's non-double hull vessels after 2010.

     Forty of these charters are accounted for as sales type leases. The following lists the components of the investments in finance leases as of December 31, 2004:

     (in thousands of $)

     Total minimum lease payments to be received                    3,607,041
     Less: amounts representing  estimated executory
     costs including profit thereon,                                 (975,631)
     included in total minimum lease payments
     --------------------------------------------------------------------------
     Net minimum lease payments receivable                          2,631,410
     Estimated residual values of leased property
     (unguaranteed)                                                   426,492
     Less: unearned income                                         (1,243,392)
     --------------------------------------------------------------------------
                                                                    1,814,510

     Less: Deferred deemed equity contribution                        (99,035)
     Add: accumulated amortization of deferred
     deemed equity contribution                                         3,167
     --------------------------------------------------------------------------
                                                                    1,718,642

     Current portion                                                   76,998
     Long-term portion                                              1,641,644
     --------------------------------------------------------------------------
                                                                    1,718,642
     --------------------------------------------------------------------------

12.  INVESTMENT IN ASSOCIATED COMPANIES

     At December 31, 2003, Frontline had the following participation in investments that were recorded in the Company's predecessor combined carve-out financial statements using the equity method:

     Name                                 Vessel/      Country of    Ownership
                                         Activity     Incorporation  Percentage
                                         --------     -------------  ----------
     Ariake Transport Corporation....       Ariake       Liberia        50.1%
     Dundee Navigation SA............       Dundee       Liberia        50.1%
     Edinburgh Navigation SA.........    Edinburgh       Liberia        50.1%
     Hitachi Hull #4983 Corporation..       Hakata       Liberia        50.1%
     Sakura Transport Corporation....     Sakura I       Liberia        50.1%
     Tokyo Transport Corporation.....       Tanabe       Liberia        50.1%

     Summarized balance sheet information of these equity method investees is as follows:

     (in thousands of $)                                      December 2003
     -------------------                                      -------------

     Current assets........................................           29,617
     Non current assets....................................          387,322
     Current liabilities...................................        (106,984)
     Non current liabilities...............................        (201,347)

     Summarized statement of operations information of these equity method investees is as follows:

     (in thousands of $)                             2003            2002
     -------------------                             ----            ----

     Net operating revenues.                         93,872         61,159
     Net operating income...                         79,434         17,879
     Net income (loss)......                         45,039        (19,208)

     In December 2003, Frontline agreed with its partner, Overseas Shipholding, Group, Inc ("OSG"), to swap interests in six joint venture companies, each of which own a VLCC. These agreements resulted in Frontline exchanging its interest in three vessels in exchange for OSG's interest in three other vessels, thereby increasing its interest in those vessels to 100% each. The exchanges of interests were completed on February 24, 2004. These transactions have been accounted for as a non-monetary exchange of productive assets. The Company received a net cash settlement of $2.3 million in the exchange transaction to reflect the difference in values of the assets exchanged and recognized a gain of $0.2 million.

     In the second quarter of 2003, the Company recorded an impairment loss in the amount of $2.4 million related to its 50% interest in Golden Lagoon Corporation. In the third quarter, the Company entered into an agreement to sell this interest for an amount less than its carrying value. No gain or loss was subsequently recorded on the sale of this interest.

     In the third quarter of 2003, Frontline entered into an agreement to exchange its 33% interest in Ichiban Transport Corporation for a 17% interest in Tokyo Transport Corporation and a 17% interest of Hitachi Hull 4983 Ltd. with a net settlement cost of $0.4 million. At the time of signing the exchange agreement, the Company booked an impairment of $2.8 million in respect of its investment in Ichiban Transport Corporation. The exchange of investments in Ichiban, Tanabe and Hakata was then accounted for at book value of the assets exchanged.

     Additionally, during the third quarter of 2003, Frontline entered into an agreement regarding the acquisition of a 17% interest in Ariake Transport Corporation and a 17% interest in Sakura Transport Corporation for fair market value cash consideration of $10.2 million. The Company accounted for the acquisition of these interests at historical cost.

     The Company held 50% of the shares of Golden Tide Corporation during the year ended December 31, 2002 and the six months ended June 30, 2003. The statement of operations includes 50% share of the earnings of Golden Tide Corporation for the year ended December 31, 2002 and the six months ended June 30, 2003. On June 30, 2003, the Company acquired the remaining 50% of the shares of Golden Tide Corporation for $9.5 million, being $2.4 million net of cash acquired, and has combined the assets, principally the vessel, and liabilities, principally the long-term debt, from that date. The statement of operations includes 100% of Golden Tide Corporation's earnings for the period from June 30, 2003 to December 31, 2003. 13. ACCRUED EXPENSES

     (in thousands of $)                                                                              Predecessor
                                                                                                   combined carve-out
                                                      December 31, 2004     December 31, 2003       December 31, 2003
                                                      -----------------     -----------------       -----------------
     Ship operating expenses                                  70                      -                15,923
     Administrative expenses                               1,143                      -                   152
     Interest expense                                      7,183                  2,054                 2,654
     Debt fees                                                 -                  1,961                     -
                                                           8,396                  4,015                18,729

14.  AMOUNT DUE TO PARENT COMPANY

     The amount due to parent company in the predecessor combined carve-out financial statements represents principally intercompany balances between each of the subsidiaries and Frontline and the effect of the carve out of the Vessel Interests from Frontline. Frontline operates a centralized treasury function and the majority of cash earned in subsidiaries is swept up into Frontline Ltd. and is accounted for through intercompany balances.

     For the purposes of the predecessor combined carve-out financial statements no interest expense has been imputed on the amount due to parent company.

15.  OTHER LONG TERM ASSETS

     Other long-term assets represent amounts due to the Company from third party entities that own the vessel, Oscilla, over which the Company has a purchase option. (see Note 9).

16.  LONG-TERM DEBT

     (in thousands of $)                                                                                        Predecessor
                                                                                                             combined carve-out
                                                                December 31, 2004     December 31, 2003       December 31, 2003
                                                                -----------------     -----------------       -----------------
     8.5% Senior Notes due 2013                                        530,270           580,000                        -
     US dollar denominated  floating rate debt
     (LIBOR plus 1.25%) due through 2011                               948,624                 -                  901,585
     Yen  denominated  floating  rate  debt
     (LIBOR  plus  1.125%  to  1.313%) due through 2011                      -                 -                   89,830
     Credit facilities                                                       -                 -                      195
                                                                     1,478,894           580,000                  991,610
     Less: short-term portion                                          (91,308)                -                 (141,522)
                                                                     1,387,586           580,000                  850,088

     At December 31, 2004 LIBOR was 2.56% (December 31, 2003 - 1.15%).

     The outstanding debt as of December 31, 2004 is repayable as follows:

     Year ending December 31,
     (in thousands of $)

     2005                                                              91,308
     2006                                                              91,305
     2007                                                              91,305
     2008                                                              91,305
     2009                                                              91,305
     2010 and later                                                 1,022,366
     -------------------------------------------------------------------------
     Total debt                                                     1,478,894
     -------------------------------------------------------------------------

     The weighted average interest rate for floating rate debt denominated in US dollars was 3.97% and 3.07% as of December 31, 2004 and December 31, 2003 (predecessor combined carve-out basis) respectively. These rates take into consideration the effect of related interest rate swaps.

     8.5% Senior Notes due 2013

     On December 15, 2003 the Company issued $580 million of senior notes. The notes are governed by an Indenture dated December 15, 2003 among the Company and Wilmington Trust Company, as trustee. The Indenture contains covenants that restrict the ability of the Company, among other things, to incur additional indebtedness, to pay dividends or make distributions of capital, to enter into certain sale and leaseback transactions, to sell assets or capital stock of its subsidiaries or to enter into transactions with affiliates.

     The notes are general unsecured, senior obligations of the Company and rank equally in right of payment to any future senior indebtedness of the Company but are effectively subordinated to all future secured indebtedness of the Company, to the extent of the value of the collateral securing such indebtedness. The notes are unconditionally guaranteed on a senior unsecured basis by each subsidiary of the Company, but the guarantees are effectively subordinated to all present and future secured indebtedness of the subsidiaries, to the extent of the value of the collateral securing such Indebtedness. Interest on the notes is payable in cash semi-annually in arrears on June 15 and December 15, commencing on June 15, 2004 and is computed on the basis of a 360-day year comprised of twelve 30-day months.

     The notes are not redeemable prior to December 15, 2008 except in certain circumstances. After that date the Company may redeem notes at redemption prices which reduce from 104.25% in 2008 to 100% in 2011 and thereafter. Prior to December 15, 2006 the Company may redeem up to 35% of the original principal amount using the cash proceeds of an initial public equity offering at a redemption price of 108.5%.

     In 2004, the Company bought back and cancelled notes with a principal amount of $49.7 million.

     $1,058.0 million syndicated senior secured credit facility

     On February 17, 2004, the Company entered into a senior secured credit facility agreement with a syndicate of banks with principal amount $1,058.0 million and a six year term. The proceeds from the facility were used in part to fund the acquisition of the Company's fleet from Frontline and to refinance existing debt on all of its vessels. Obligations under the loan facility are secured by, amongst other things, all of the Company's assets and the equity interests of vessel owning subsidiaries. In addition, each of the Company's vessel owning subsidiaries has guaranteed its performance under the facility. The loan facility bears interest at the LIBOR rate plus 1.25% per year and may be prepaid on a pro-rata basis without penalty. The Company has entered into interest rate swaps to fix the interest on at least $500.0 million of the borrowings under the facility for a period of at least five years.

     The loan facility subjects us to a number of restrictions on our business and financial maintenance covenants, including restrictions on creating liens on the vessels, limitations on our ability to amend our charters, management and administrative agreements, minimum liquidity and working capital requirements, and collateral maintenance limitations. Under the loan facility, we may incur additional indebtedness to fund acquisitions of additional vessels, provided that the additional indebtedness incurred does not exceed 70% of value of the vessel. The loan facility also restricts us from issuing any guarantees other than guarantees issued in connection with our ordinary course of commercial activities, or as contemplated in the loan facility or the note indenture. Further, the loan facility restricts our ability to make distributions unless (i) the charter service reserve and our available working capital exceed, in the aggregate, $100 million and (ii) we satisfy financial covenants contained in the loan facility relating to minimum liquidity, working capital and equity to debt ratios as of the date of the distribution as follows:-

     o Minimum Liquidity - Free and available Cash in respect of the Group shall be at least $25,000,000.

     o Minimum Working Capital - Consolidated Working Capital on the last day of each Financial Quarter of the Borrower shall be no less than zero.

     o Minimum Equity Ratio - The Equity Ratio on the last day of each Financial Quarter of the Borrower shall be at least 20%.

     The undrawn amount under this facility was $41.0 million at December 31, 2004 and the total amount outstanding was $948.6 million.

17.  SHARE CAPITAL AND CONTRIBUTED SURPLUS

     Authorised share capital is as follows:

     (in thousands of $)
     125,000,000 common shares of $1.00 par value each                125,000

     Issued and fully paid share capital is as follows:

     (in thousands of $)
     74,900,837 common shares of $1.00 par value each                  74,901

     The Company's ordinary shares are listed on the New York Stock Exchange.

     The Company was formed in October 2003 with an authorized share capital of $12,000, divided into 12,000 common shares of $1.00 par value each. In connection with the partial spin-off from Frontline in June 2004, the authorized share capital was increased to 125,000,000 common shares, of which 73,925,837 were issued and outstanding immediately after the partial spin-off. In July 2004, the Company issued 1,600,000 common shares in a private placement for the price of $15.75 per share. In November and December 2004 the Company repurchased and cancelled 625,000 shares at an average cost of $23.54 share under a Board approved scheme to repurchase up to 2,000,000 shares.

     In connection with the purchase of the Company's fleet from Frontline in January 2004, Ship Finance received an equity contribution of $525.0 million.

     As each of the Company's vessels completes its original charter in place at January 1, 2004, the sales type leases with Frontline, entered into on January 1, 2004, become effective for accounting purposes. The Company has accounted for the difference between the historical cost of the vessel, originally transferred to the Company by Frontline at January 1, 2004 at Frontline's historical carrying value, and the net investment in the lease as a deferred deemed equity contribution. The difference is presented as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the original transfer of the vessel and the subsequent sales type lease. The deferred deemed equity contribution is amortized as a credit to equity over the life of the new lease arrangement as lease payments are applied to the principal balance of the lease receivable. In the year ended December 31,, 2004 the Company has accounted for $3.2 million of such deemed equity contributions.

18.  RELATED PARTY TRANSACTIONS

     The Company acquired all of its vessels from its parent company, Frontline, in a spin-off transaction. The Company paid a total of $1,061.8 million to Frontline being the book value of assets transferred by Frontline less amounts of debt assumed. As part of this spin-off transaction the Company also received an equity contribution of $525.0 million from Frontline. [See
     Note 1]

     The Company charters all of its vessels to Frontline under long-term leases, which were given economic effect from January 1, 2004. In connection with these charters, the Company has recognized the inception of net investments in finance leases of $1,876.5 million, finance lease interest income of $140.7 million, finance lease service revenues of $72.6 million, repayments of net investments in finance leases of $62.0 million and deemed dividends of $59.0 million in the year ended December 31, 2004. At December 31, 2004 the balance of net investments in finance leases with Frontline was $1,718.6 million of which $77.0 million represents short-term maturities.

     The Company pays Frontline a management fee of $6,500 per day per vessel for all of its vessels, with the exception of five which are bareboat chartered, resulting in expenses of $96.4 million for the year ended
     December 31, 2004. The management fees have been classified as ship operating expenses.

     The Company pays Frontline an administrative management fee of $20,000 per year plus $20,000 per vessel per year. Based on the current fleet we paid Frontline $960,000 in 2004 under this arrangement. These fees have been classified as administrative expenses.

     Frontline pay us profit sharing payments of 20% of their earnings from their use of the Company's fleet above average daily rates of $25,575 for a VLCC and $21,100 for a Suezmax for the 11 month period beginning February 1, 2004 and each year thereafter. During the year ended December 31, 2004, we earned and recognized revenue of $114.9 million under this arrangement.

     In February 2001, Frontline acquired newbuilding contracts for the construction and purchase of three VLCCs at the Hitachi shipyard in Japan for delivery in 2002 from Seatankers Management Co. Ltd., a company affiliated with Hemen Holding Ltd ("Hemen"). Hemen is indirectly controlled by Mr. John Fredriksen, a director of Frontline. These contracts were acquired for the original contract price of $72 million each plus $0.5 million per contract. These three newbuildings were delivered in 2002 and are included in the predecessor combined carve-out financial statements.

19.  FINANCIAL INSTRUMENTS

     Interest rate risk management

     In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has a portfolio of swaps that swap floating rate interest to fixed rate, which from a financial perspective hedge interest rate exposure. The Company does not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are J.P. Morgan Chase, Nordea Bank Norge, Credit Agricole Indosuez, Deutsche Schiffsbank,HSH Nordbank, Fortis Bank, Citibank, Scotiabank, Den norske Bank and Skandinaviska Enskilda Banken. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote.

     The Company manages its debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. For the purposes of the carved out combined financial statements, interest rate swaps specific to carved out debt have been included. In addition, non debt specific interest rate swaps with notional principal amounts of $50,000,000 have been included. The Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

     (in thousands of $)                             Inception date        Maturity date       Fixed interest rate
     -------------------                             --------------        -------------       -------------------
     $50,000                                          Feb 2004            Feb 2009              3.49%
     $100,000                                         Feb 2004            Feb 2009              3.49%
     $50,000                                          Feb 2004            Feb 2009              3.35%
     $50,000                                          Feb 2004            Feb 2009              3.49%
     $50,000                                          Feb 2004            Feb 2009              3.35%
     $50,000                                          Feb 2004            Feb 2009              3.35%
     $50,000                                          Feb 2004            Feb 2009              3.37%
     $25,000                                          Feb 2004            Feb 2009              3.32%
     $25,000                                          Feb 2004            Feb 2009              3.32%
     $25,000                                          Feb 2004            Feb 2009              3.33%
     $25,000                                          Feb 2004            Feb 2009              3.32%
     $37,528 reducing monthly to $29,793              March 1998          March 2006            6.04%
     $43,833 reducing monthly to $17,527              September 1998      August 2008           6.49%

     As at December 31, 2004, the notional principal amounts subject to such swap agreements was $581.4 million (2003 - $152.7 million).

     Forward freight contracts

     The Company may enter into forward freight contracts and futures contracts in order to manage its exposure to the risk of movements in the spot market for certain trade routes and for speculative or trading purposes. Market risk exists to the extent that spot market fluctuations have a negative effect on the Company's cash flows and consolidated statements of operations.

     At December 31, 2004, the Company was not party to any forward freight contracts or futures contracts.

     Foreign currency risk

     The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. One of the Company's subsidiaries has a charter contract denominated in Yen with contracted payments as set forth in Note 7. There is a risk that currency fluctuations will have a negative effect on the value of the Company's cash flows. The Company has not entered into forward contracts for either transaction or translation risk, which may have an adverse effect on the Company's financial condition and results of operations.

     Fair Values

     The carrying value and estimated fair value of the Company's financial instruments at December 31, 2004 and 2003 are as follows:

     (in thousands of $)                       2004                2004               2003                 2003
                                          Carrying value         Fair  value     Carrying value           Fair value
                                          --------------         ----  -----     --------------           ----------
     Non-derivatives:
     Cash and cash equivalents                   29,193            29,193                26,519               26,519
     Floating rate debt                         948,621           948,621               141,522              141,522
     8.5% Senior Notes due 2013                 530,270           546,178               850,088              850,088
     Derivatives:
     Interest rate swap contracts -
     amounts receivable                           7,737             7,737                     -                    -
     Interest rate swap contracts -
     amounts payable                              4,103             4,103                 9,217                9,217

     The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

     The estimated fair value for floating rate long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. The estimated fair value for fixed rate long-term senior notes is based on the quoted market price.

     The fair value of interest rate swaps is estimated by taking into account the cost of entering into interest rate swaps to offset the Company's outstanding swaps.

     Concentrations of risk

     There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, BNP Paribas, Den norske Bank, Fortis Bank and Nordea Bank Norge. However, the Company believes this risk is remote as these banks are high credit quality financial institutions.

     In 2003 and 2002, no customer accounted for 10 per cent or more of freight revenues. In 2004 all vessels' gross earnings were derived from chartering arrangements with Frontline.

20.  CONTINGENT LIABILITIES

      Assets Pledged
     (in thousands of $)

     Ship mortgages                                                        948
     -------------------------------------------------------------------------

     Other Contractual Commitments

     The Company insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD, Assuranceforeningen Gard Gjensidig and Britannia Steam Ship Insurance Association Limited, all mutual protection and indemnity associations. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

     The charterer of the vessel, Navix Astral, holds a purchase option denominated in yen to purchase the vessel. The purchase option reduces on a sliding scale over the term of the related charter and is at a strike price that is in excess of the related debt on the vessel. The option is exercisable at any time after the end of the seventh year of the charter.

21.  SUBSEQUENT EVENTS - AUDITED

     On January 28, 2005 and February 23, 2005, Frontline approved further spin-offs of its shares in Ship Finance. On February 18, 2005, each shareholder of Frontline received one share of the Company for every four shares of Frontline held and on March 24, 2005 each shareholder of Frontline received one share of the Company for every ten shares of Frontline held. Following these transactions Frontline's shareholding in the Company is approximately 15.8%.

     On February 23, 2005, the Board of Ship Finance declared an ordinary dividend of $0.45 per share and an extraordinary dividend of $0.05 per share which was paid on March 18, 2005.

     In February 2005, the Company completed a refinancing of its senior secured bank credit facility. The new facility of $1,131.0 million bears interest at LIBOR plus a margin of 0.7%, is repayable over a term of 6 years and has similar security terms to the repaid facility.

     SUBSEQUENT EVENTS - AUDITED

     In January 2005, the Company bought two VLCCs from Frontline, the Front Century and Front Champion, for $196 million en bloc. The vessels have been chartered back to Frontline for 199 and 204 months respectively at an initial rate of $31,368 per day declining to $28,492 per day in 2019. This includes a 20% profit split element for earnings achieved in excess of the aforementioned initial rates.

     In March 2005 the Company bought the VLCC Golden Victory from Frontline for $98 million. The vessel has been chartered back to Frontline for 204 months at a rate of $33,793 per day declining. This includes a 20% profit split element for earnings achieved in excess of the rate.

     In January 2005, the Company announced the sale of the Suezmax Front Fighter for $68.25 million. The vessel was delivered to its new owners in March, 2005. The charter of the Front Fighter to Frontline has been cancelled as a result of this sale.

     On January 17, 2005 the Company exercised its option to acquire the VLCC Oscilla and the vessel was delivered to the Company on April 4, 2005. The purchase price paid to acquire the vessel was approximately $16.5 million which is equal to the outstanding mortgage debt under four loan agreements between lenders and the vessel's owning company. In addition, the Company will make a payment of $14.6 million to Frontline to reflect the fact that the original purchase price was set assuming delivery to Ship Finance on January 1, 2004 whereas delivery did not occur until April 4, 2005. On the same date the vessel commenced a fixed rate time charter to Frontline with an initial rate of $25,575 per day for a fixed period of 210 months. The Company also entered into a fixed rate management contract with Frontline for $6,500 per day with the same term as the related time charter.

     We have entered into an agreement in May 2005 with parties affiliated with Hemen Holding Ltd. to acquire two vessel owning companies, each owning one 2005 built containership for a total consideration of $98.6 million. The Sea Alpha was delivered in May 2005, and the Sea Beta will be delivered from the ship yard in September 2005. The Sea Alpha is currently trading on a medium term time charter to an unrelated third party.

     In May 2005, the Company sold the three Suezmaxes, Front Lillo, Front Emperor and Front Spirit, for a total consideration of $92.0 million. These vessels were delivered to their new owners in June 2005. In May 2005, the Company also agreed to buy a further three vessels from Frontline, namely Front Traveller, Front Transporter, and Front Target, for an aggregate amount of $92.0 million. The time charter and management arrangements between Ship Finance and Frontline have been cancelled for the three sold vessels and will be replaced with new agreements on similar terms for the vessels acquired.

     We have entered into an agreement in June 2005 with parties affiliated with Hemen to acquire two vessel owning companies, each owning one 2004 built VLCCl, for total consideration of $184 million. We will lease the vessels on long term charters to Frontline Shipping II starting in the third quarter of 2005.

     In June 2005, the Company has sold the Suezmax Front Hunter for $71 million. The vessel will be delivered to its new owners in August, 2005 and the charter of the Front Hunter to Frontline will be cancelled as a result of this sale.




     23153.0001 #582442