Form 20-F
period 2005-12-31
Ship Finance International LTD
filed 2006-06-27
CIK 1289877

UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
                                   (Mark One)
[ ]            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2005

                                       OR
[ ]             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR
[ ]             SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from
Commission file number                  0-22704

                       Ship Finance International Limited
             (Exact name of Registrant as specified in its charter)

                       Ship Finance International Limited
                 (Translation of Registrant's name into English)
                                     Bermuda

                 (Jurisdiction of incorporation or organisation)
             Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM
                                   08, Bermuda

                    (Address of principal executive offices)


Securities registered or to be registered pursuant to section 12(b) of the Act

           Title of each class                      Name of each exchange
      Common Shares, $1.00 Par Value               New York Stock Exchange

Securities registered or to be registered pursuant to section 12(g) of the Act.

                                      None


                                (Title of Class)


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                         Common Shares, $1.00 Par Value
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                    73,143,737 Common Shares, $1.00 Par Value


Indicate by check mark if the registrant is a well-known seasoned issuer, as
defined in Rule 405 of the Securities Act.                      [X] Yes [ ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934.                            [ ]Yes [X] No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                               [X] Yes  [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [X]  Accelerated filer [  ]  Non-accelerated filer [ ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                [  ] Item 17       [X] Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
                                                               [ ] Yes   [X] No

INDEX TO REPORT ON FORM 20-F

PART I                                                                  PAGE

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS............1

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE......................... 1

ITEM 3.    KEY INFORMATION................................................. 1

ITEM 4.    INFORMATION ON THE COMPANY......................................10

ITEM 4A.   UNRESOLVED STAFF COMMENTS.......................................26

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................26

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................44

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY
           TRANSACTIONS....................................................46

ITEM 8.    FINANCIAL INFORMATION...........................................47

ITEM 9.    THE OFFER AND LISTING...........................................48

ITEM 10.   ADDITIONAL INFORMATION..........................................49

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES
           ABOUT MARKET RISK...............................................60

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN
           EQUITY SECURITIES...............................................60

                                     PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................60

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
           AND USE OF PROCEEDS.............................................60

ITEM 15.   CONTROLS AND PROCEDURES.........................................60

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT................................61

ITEM 16B.  CODE OF ETHICS..................................................61

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES.......................................61

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR
           AUDIT COMMITTEES................................................62

ITEM 16E.  PURCHASE OF EQUITY SECURITIES BY ISSUER
           AND AFFILIATED PURCHASERS.......................................62

                                    PART III

ITEM 17.   FINANCIAL STATEMENTS............................................63

ITEM 18.   FINANCIAL STATEMENTS............................................63

ITEM 19.   EXHIBITS........................................................64

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

                                     PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.           KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected income statement data for the years ended December 31, 2005 and 2004 and the period from October 10, 2003 (date of incorporation) to December 31, 2003 and the selected balance sheet data as of December 31, 2005 and December 31, 2004 is derived from our audited financial statements included herein. The selected combined income statement data for the fiscal year ended December 31, 2003 has been derived from our audited predecessor combined carve-out financial statements included herein. The selected combined income statement data for the fiscal years ended December 31, 2002 and 2001 and selected combined balance sheet data with respect to the fiscal years ended December 31, 2003, 2002, and 2001 has been derived from our audited predecessor combined carve-out financial statements not included herein. The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and our historical financial statements and the notes thereto included elsewhere herein.

                                                                                Period
                                                                                From
                                                  Year             Year         October
                                                  Ended            Ended        10 to
                                                 December         December      December      Predecessor combined carve-out
                                                   31,              31,          31,              Year Ended December 31,
                                                   ---              ---          ---              -----------------------
                                                  2005             2004          2003          2003         2002        2001
                                                  ----             ----          ----          ----         ----        ----
                                                 (in thousands of dollars except common shares, per share, fleet and average daily time charter equivalent earnings data)
Income Statement Data:

Total operating revenues (1) .................      437,510        492,069              -     695,068      365,174     486,655
Net operating income (loss)...................      300,662        347,157           (14)     348,816       86,091     230,718
Net income (loss).............................      209,546        262,659        (1,937)     334,812       18,024     212,010
Earnings per share, basic and diluted (2)             $2.84          $3.52              -       $4.53        $0.24       $2.87
Cash dividends paid                                 148,863         78,905              -         n/a          n/a         n/a

Balance Sheet Data (at end of period):
Cash and cash equivalents.....................       32,857         29,193              -      26,519       20,634      26,041
Vessels and equipment, net....................      315,220        236,305              -   1,863,504    1,904,146    1,696,528
Investment in finance leases (including
  current portion) ...........................    1,925,354      1,718,642              -           -            -           -
Total assets..................................    2,393,913      2,152,937        582,192   2,156,348    2,123,607    1,951,353
Long term debt  (including current portion)       1,793,657      1,478,894        580,000     991,610    1,106,847    1,000,537
Share capital (2)                                    73,144         74,901             12         n/a          n/a         n/a
Stockholders' equity (deficit)................      561,522        660,982        (1,925)     822,026      485,605     466,742
Common shares outstanding                        73,143,737     74,900,837         12,000         n/a          n/a         n/a
Weighted average common shares outstanding (2)   74,560,108     74,610,946         12,000         n/a          n/a         n/a

Cash Flow Data:
Cash provided by operating activities.........      280,834        178,528              -     415,523      115,658     307,167
Cash provided by (used in) investing
activities....................................    (269,573)         76,948      (565,500)    (51,632)    (261,779)   (271,850)
Cash   provided   by   (used   in)   financing
  activities..................................      (7,597)      (226,283)        565,500   (358,006)      140,714    (24,549)

Fleet Data:
Number of wholly owned vessels (end of period)           52             46              -          43           42          38
Number  of  vessels  owned in  joint  ventures
  (end of period).............................            -              -              -           6            9           7

Average   Daily   Time   Charter    Equivalent
  Earnings: (3)
VLCCs.........................................      $32,718        $35,482             n/a        n/a          n/a         n/a
Suezmaxes.....................................      $24,674        $26,313             n/a        n/a          n/a         n/a
Suezmax OBOs..................................      $23,539        $26,313             n/a        n/a          n/a         n/a
Containerships................................      $26,128             n/a            n/a        n/a          n/a         n/a

---------------------------
n/a:  Not applicable

     (1) Operating revenues from January 1, 2004 include finance lease interest income, finance lease service revenues, profit sharing revenues from our profit sharing arrangement with Frontline Ltd., or Frontline, and charter revenues for the period prior to our vessels commencing trading under their charters to Frontline. They also include charter revenues for vessels trading under long term charters to third parties during the period. All of the vessels that we have acquired from Frontline are chartered to subsidiaries of Frontline under long term charters which are generally accounted for as finance leases. We allocate $6,500 per day from each time charter payment as finance lease service revenue. The balance of each charter payment is allocated between finance lease interest income and finance lease repayment in order to produce a constant periodic return on the balance of our net investments in finance leases. Our arrangement with Frontline is that while our vessels are completing performance of third party charters, we pay Frontline all revenues we earn under third party charters in exchange for Frontline paying us the Frontline charter rates. We account for the revenues received from these third party charters as time charter, bareboat or voyage revenues as applicable, and the subsequent payment of these amounts to Frontline as deemed dividends paid. We account for the charter revenues received from Frontline prior to the charters becoming effective for accounting purposes as deemed equity contributions received.

          The following table analyzes our total operating revenues in 2005 and 2004:

         (in thousands of dollars)                     Year Ended     Year Ended
                                                     December 31,   December 31,
                                                             2005          2004

         Time charter revenues ......................  62,605          86,741
         Bareboat charter revenues...................   7,325          27,453
         Voyage charter revenues ....................   9,745          49,707
         Finance lease interest income .............. 177,474         140,691
         Finance lease service revenues..............  92,265          72,551
         Profit sharing revenues.....................  88,096         114,926

         Total operating revenues ................... 437,510         492,069

         The following table analyzes our cash inflows for the year ended December 31, 2005 from the charters to Frontline and how they are accounted for in the balance sheet and statement of operations:

                                                                      Statement
         (in thousands of dollars)                          Balance      of
                                                   Total    Sheet     Operations
         Frontline charterhire payments
         accounted for as:

          Finance lease interest income...........177,474             177,474
          Finance lease service revenues.......... 92,265              92,265
          Finance lease repayments................ 94,777   94,777
          Deemed equity contributions received.... 50,560   50,560
         Total charterhire paid...................415,076  145,337     269,739

     (2) For all periods presented prior to June 16, 2004, per share amounts are based on a denominator of 73,925,837 common shares outstanding, which is the number of issued common shares outstanding on June 16, 2004, the date that the Company's shares were partially spun off. The Company's shares were listed on the New York Stock Exchange on June 17, 2004.


     (3) Average Daily Time Charter Equivalent Earnings for our tankers represent time charter equivalent, or TCE, earnings of the basic charterhire payments and profit sharing payments that our tankers earned under our time charters with Frontline for the period presented. Subsequent to January 1, 2004, our tankers operate under time and bareboat charters to subsidiaries of Frontline. Prior to January 1, 2004 our tankers operated under time charters, bareboat charters, voyage or spot charters, pool arrangements and contracts of affreightment to third parties. Average Daily Time Charter Equivalent Earnings for our containerships represent time charter earnings from our time charters with third parties.

         In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or TCEs. For voyage charters, which are charters obtained in the spot market, this is calculated by dividing net voyage revenues by the number of days on charter. Days spent off hire are excluded from this calculation. We believe that net voyage revenues, provide more meaningful information to us than voyage revenues. Net voyage revenues are also widely used by investors and analysts in the tanker shipping industry for comparing financial performance between companies and to industry averages. Under a time charter, the charterer pays substantially all of the vessel voyage costs and the vessel owner generally pays the operating costs. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a voyage charter, the vessel owner pays the vessel voyage and operating costs. Vessel voyage costs are primarily fuel and port charges. Accordingly, charter income from a voyage charter would be greater than that from an equally profitable time charter to provide for the owner's payment of vessel voyage costs. A contract of affreightment is a form of voyage charter under which the vessel owner agrees to carry a specific type and quantity of cargo in two or more shipments over an agreed period of time. For comparability, TCEs for bareboat charters include an allowance for estimated operating costs that would be paid by us under an equivalently profitable time charter. In 2004 and 2005 we included an allowance of $6,500 per day for estimated operating costs.


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

We depend on subsidiaries of Frontline Ltd. for the majority of our operating cash flow and for our ability to pay dividends to our shareholders.

All of our vessels, except two, are chartered to either Frontline Shipping Limited, which we refer to as Frontline Shipping, or Frontline Shipping II Limited, which we refer to as Frontline Shipping II, and together the Charterers, under long term time charters, and the Charterers' payments to us are currently our principal source of operating cash flow. The Charterers are both wholly owned subsidiaries of Frontline Ltd. (NYSE:FRO), or Frontline, which is one of the largest owners and operators of large crude oil tankers in the world. Neither of the Charterers has any business or sources of funds other than those related to the chartering of our fleet to third parties. Frontline Shipping was initially capitalized by Frontline with $250 million (currently $218.2 million), and Frontline Shipping II has been capitalized with $56.2 million. This capital serves to support the Charterers' obligations to make charterhire payments to us. Neither Frontline nor any of its affiliates guarantees the payment of charterhire or is obligated to contribute additional capital to either of the Charterers at any time.

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

The Charterers subcharter our vessels to end users under long term time charters, on the spot charter market, or under contracts of affreightment under which our vessels carry an agreed upon quantity of cargo over a specified route and time period. As a result, the Charterers are directly exposed to the risk of volatility in tanker charter rates. Tanker charter rates have historically fluctuated significantly based upon many factors, including:

     o    global and regional economic and political conditions;

     o changes in production of crude oil, particularly by OPEC and other key producers;

     o    developments in international trade;

     o changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported and construction of new pipelines;

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

Frontline currently owns 11.1% of our common shares, and Hemen Holding Ltd. and Farahead Investment Inc., companies indirectly controlled by John Fredriksen, Frontline's Chairman and CEO currently own collectively 37.6% of our common shares. Except for the CEO in our subsidiary Ship Finance Management AS, Lars Solbakken, we do not have any employees or officers who are not employees or officers of Frontline. All of our directors and officers, except for one, are directors or officers of Frontline. These directors owe fiduciary duties to the shareholders of each company and may have conflicts of interest in matters involving or affecting us and Frontline, including matters arising under our agreements with Frontline and its affiliates. In addition, due to their ownership of Frontline common shares, some of these individuals may have conflicts of interest when faced with decisions that could have different implications for Frontline than they do for us. We cannot assure you that any of these conflicts of interest will be resolved in our favor.

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

If any of our charters terminate, we may not be able to re-charter these vessels on a long term basis with terms similar to the terms of our charters with the Charterers. While the terms of our current charters end between 2014 and 2025, the Charterers have the option to terminate the charters of our non-double hull vessels on the vessel's anniversary date in 2010. One or more of the charters with respect to our vessels may also terminate in the event of a requisition for title or a loss of a vessel. In addition, under our vessel management agreements with Frontline Management (Bermuda) Limited, or Frontline Management, Frontline Management is responsible for all of the technical and operational management of our vessels for a fixed management fee, and will indemnify us against certain losses of hire and various other liabilities relating to the operation of the vessels. We may terminate our management agreements with Frontline Management for any reason at any time on 90 days' notice. In addition, our current management agreements with Frontline Management may be terminated if the relevant charter is terminated. If our management agreements with Frontline Management were to terminate or we were to acquire additional vessels in the future, we may not be able to obtain similar fixed rate terms from an independent third party. We may acquire additional vessels in the future and we cannot assure you that we will be able to enter into similar charters with the Charterers or a third party charterer, or that we will be able to enter into similar management agreements with Frontline Management or a third party manager.

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

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. holders.

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

Based on our method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities will not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

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

Our subsidiaries may not be exempt from Liberian taxation which would materially reduce our net income and cash flow by the amount of the applicable tax.

The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the "New Act"). In contrast to the income tax law previously in effect since 1977 (the "Prior Law"), which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of a non-resident Liberian corporation, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping, such as our Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001 (the "New Regulations"). In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from Liberian income tax as under the Prior Law.

If our Liberian subsidiaries were subject to Liberian income tax under the New Act, our Liberian subsidiaries would be subject to tax at a rate of 35% on their worldwide income. As a result, their, and subsequently our, net income and cash flow would be materially reduced by the amount of the applicable tax. In addition, we, as shareholder of the Liberian subsidiaries, would be subject to Liberian withholding tax on dividends paid by the Liberian subsidiaries at rates ranging from 15% to 20%.

We are highly leveraged and subject to restrictions in our financing agreements that impose constraints on our operating and financing flexibility.

We have significant indebtedness outstanding under our senior notes. We have also entered into secured loan facilities. We may need to refinance some or all of our indebtedness on maturity of our senior notes but we cannot assure you we will be able to do so on terms that are acceptable to us or at all. If we cannot refinance our indebtedness, we will have to dedicate some or all of our cash flow, and we may be required to sell some of our assets, to pay the principal and interest on this indebtedness. In such a case, we may not be able to pay dividends to our shareholders and may not be able to grow our fleet as may otherwise be planned. We may also incur additional debt in the future.

Our loan facilities and the indenture for our senior notes subject us to limitations on our business and future financing activities, including:

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

Further, our loan facilities contain financial covenants that require us to, among other things:

     o provide additional security under the loan facilities or prepay an amount of the loan facilities as necessary to maintain the fair market value of our vessels securing the loan facilities at not less than 125% or 140% of the principal amount outstanding the different loan facilities;

     o maintain available cash on a consolidated basis of not less than $25 million;

     o    maintain positive working capital on a consolidated basis; and

     o maintain a ratio of shareholders' equity to total assets of not less than 20%.

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

Holders of our common shares and other securities will have no direct right to enforce the obligations of the Charterers, Frontline Management or Frontline under the charters and related agreements, the Frontline performance guarantee or the management agreements with Frontline Management. Accordingly, if any of those counterparties were to breach their obligations to us under any of these agreements, our shareholders would have to rely on us to pursue our remedies against those counterparties. Because we depend on officers and directors of Frontline for our management, if such a breach were to occur, our common officers and directors would face a direct conflict of interest and we cannot assure you that our rights would be protected to the same extent that they would be if we had independent managers.

An increase in interest rates could materially and adversely affect our financial performance.

We have outstanding approximately $1,336.6 million in floating rate debt under our two senior secured credit facilities as of December 31, 2005. Although we use interest rate swaps to manage our interest rate exposure from a portion of our floating rate debt, if interest rates rise, interest payments on our floating rate debt that we have not swapped into effectively fixed rates would increase. As of December 31, 2005 we have entered into interest rate swaps to fix the interest on $568.3 million of our outstanding indebtedness. An increase in interest rates could cause us to incur additional costs associated with our debt service which may materially and adversely affect our results of operations. Our maximum exposure to interest rate fluctuations is $768.3 million at December 31, 2005. A one per cent change in interest rates would increase or decrease interest expense by $7.7 million per year as of December 31, 2005.

Because we are a relatively new company with limited separate operating history, our historical financial and operating data for periods prior to January 1, 2004, will not be representative of our future results.

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

Our fleet includes 18 non-double hull tankers. The United States, the European Union and the International Maritime Organization, or the IMO, have all imposed limits or prohibitions on the use of these types of tankers in specified markets after certain target dates, depending on certain factors such as the size of the vessel and the type of cargo. In the case of our non-double hull tankers, these phase out dates range from 2010 to 2015. In 2005, the Marine Environmental Protection Committee of the IMO has amended the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of certain categories of single hull tankers, including the types of vessels in our fleet, from 2015 to 2010 unless the relevant flag states extend the date. This change could result in a number of our vessels being unable to trade in many markets after 2010. The phase out of single hull tankers may therefore reduce the demand for single hull tankers, and force the remaining single hull tankers into employment on less desirable trading routes and increase the number of tankers trading on those routes. As a result, single hull tankers may be chartered less frequently and at lower rates. Moreover, additional regulations may be adopted in the future that could further adversely affect the useful lives of our non-double hull tankers, as well as our ability to generate income from them.

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

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. Under the management agreements, Frontline Management is responsible for procuring insurance for our fleet against those risks that we believe the shipping industry commonly insures against. These insurances include marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks and crew insurances and war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. We cannot assure you that we will be adequately insured against all risks. Frontline Management may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future. Additionally, our insurers may refuse to pay particular claims. Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition.

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

Governmental regulations, safety or other equipment standards related to the age of tankers may require expenditures for alterations or the addition of new equipment to our tankers to comply with safety or environmental laws or regulations that may be enacted in the future. These laws or regulations may also restrict the type of activities in which our tankers may engage or the geographic regions in which they may operate. We cannot predict what alterations or modifications our vessels may be required to undergo in the future or that as our tankers age, market conditions will justify any required expenditures or enable us to operate our tankers profitably during the remainder of their useful lives.

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

Investor confidence and the market price of our common stock may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

We will become subject to Section 404 of the Sarbanes-Oxley Act of 2002, which will require us to include in our annual report on Form 20-F our management's report on, and assessment of the effectiveness of, our internal controls over financial reporting. In addition, our independent registered public accounting firm will be required to attest to and report on management's assessment of the effectiveness of our internal controls over financial reporting. These requirements will first apply to our annual report for the fiscal year ending December 31, 2006. If we fail to achieve and maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with
Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our common stock. We believe the total cost of our initial compliance and the future ongoing costs of complying with these requirements may be substantial.

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

We are engaged primarily in the ownership and operation of oil tankers, including oil/bulk/ore, or OBO carriers. We operate tankers of two sizes: very large crude carriers, or VLCCs, which are between 200,000 and 320,000 deadweight tons, or dwt, and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. In addition, we own two containerships. We operate through subsidiaries and partnerships located in Bermuda, Cyprus, Isle of Man, Liberia, Norway, and Singapore. We are also involved in the charter, purchase and sale of vessels.

Our tanker fleet is one of the largest tanker fleets in the world, with a combined deadweight tonnage of 11.7 million dwt, and has an average age of 8.6 years for VLCCs and 13.6 years for Suezmaxes as of June 2, 2006. Eighteen of our VLCCs and fourteen of our Suezmax tankers are of double hull construction, with the remainder being modern single hull or double side vessels built since 1989. Eight of our Suezmax tankers are oil/bulk/ore carriers, or OBO carriers, which can be configured to carry either oil or dry cargo as market conditions warrant.

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

On January 28, 2005 and February 23, 2005 Frontline approved further distributions of its holdings of our shares. On February 18, 2005, each shareholder of Frontline received one of our shares for every four shares of Frontline held and on March 24, 2005 each shareholder of Frontline received one of our shares for every ten shares of Frontline held. Finally, on February 17, 2006, Frontline approved a further distribution in which each shareholder of Frontline received one of our shares for every twenty shares of Frontline held. Following these transactions Frontline's shareholding in us is 11.1% at June 2, 2006.

Pursuant to a fleet purchase agreement entered into in December 2003, we purchased from Frontline a fleet of 47 crude oil tankers, comprising 23 VLCCs, including an option to acquire a VLCC, each having a capacity of 275,000 to 308,000 dwt, and 24 Suezmax tankers, each having a capacity of 142,000 to 169,000 dwt. We paid an aggregate purchase price of $950.0 million excluding working capital to acquire this initial fleet. We also assumed senior secured indebtedness with respect to our fleet in the amount of approximately $1.158 billion, which we subsequently refinanced with the proceeds of our notes, our $1.058 billion credit facility and a deemed equity contribution of $525 million from Frontline. All of our vessels, except two are chartered to Frontline Shipping Limited or to Frontline Shipping II Limited, which we refer collectively to as the Charterers, under longer term time charters that have remaining terms that range from five to 23 years. The Charterers, in turn, charter our vessels to third parties. The daily base charter rates payable to us under the charters have been fixed in advance and will decrease as our vessels age, and the Charterers have the right to terminate the charter for non double hull vessels after 2010. The daily charter rate that the Charterers pay to us is not dependant on the revenue that they receive from chartering our vessels to third parties. Frontline Shipping was initially capitalized with $250 million in cash provided by Frontline to support its obligation to make payments to us under the charters. Frontline Shipping II was capitalised with approximately $21.0 million in cash. Due to sales and acquisitions, the current capitalisation in the Charterers is $218.2 million and $56.2 million respectively.

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

We refer you to Item 10 C. - Material Contracts for further discussion of the agreements discussed above.

In 2005, we have bought a further three vessels from Frontline and chartered them back under long term charters to Frontline Shipping II. In January 2005, we bought the Front Century and Front Champion, for a total of $196.0 million. The vessels have been chartered back to Frontline Shipping II for 199 and 204 months respectively at an initial rate of $31,501 per day declining to $28,625 per day in 2019 for Front Century and at an initial rate of $31,340 per day declining to $28,464 per day in 2019 for Front Champion. This arrangement also includes a 20% profit split element. In March 2005, we bought the VLCC Golden Victory from Frontline for $98 million. The vessel has been chartered back to Frontline for 204 months at a rate of $33,793 per day.

On January 17, 2005 the Company exercised its option to acquire the VLCC Oscilla and the vessel was delivered to the Company on April 4, 2005. The purchase price paid to acquire the vessel was approximately $21.6 million which was equal to the outstanding mortgage debt under four loan agreements between lenders and the vessel's owning company. In addition, the Company made a payment of $14.6 million to Frontline to reflect the fact that the original purchase price was set assuming delivery to Ship Finance on January 1, 2004 whereas delivery did not occur until April 4, 2005. On the same date the vessel commenced a fixed rate time charter to Frontline Shipping with an initial rate of $25,575 per day for a fixed period of 210 months. The Company also entered into a fixed rate management contract with Frontline Management for $6,500 per day with the same term as the related time charter.

In January 2005, we sold the Suezmax Front Fighter for $68.3 million and the vessel was delivered to its new owners in March 2005. The charter of the Front Fighter to Frontline Shipping has been cancelled as a result of this sale.

We entered into an agreement in May 2005 with parties affiliated with Hemen Holding Ltd., or Hemen, to acquire two vessel owning companies, each owning one 2005 built containership for a total consideration of $98.6 million. The first vessel, the Sea Alfa, was delivered in May 2005, and the second, Sea Beta, was delivered from the shipyard in September 2005. Both vessels are currently trading on medium term charters to unrelated third parties. Sea Alfa is trading on a medium term time charter while Sea Beta is trading on a medium term bareboat charter.

In May 2005, we sold three Suezmaxes, Front Lillo, Front Emperor and Front Spirit, for a total consideration of $92.0 million. These vessels were delivered to their new owners in June 2005. In May 2005, we also agreed to buy a further three vessels from Frontline, namely Front Traveller, Front Transporter, and Front Target, for an aggregate amount of $92.0 million. The time charter and management arrangements between Ship Finance and Frontline Shipping have been cancelled for the three sold vessels and replaced with new agreements on similar terms for the vessels acquired.

We entered into an agreement in June 2005 with parties affiliated with Hemen to acquire two vessel owning companies, each owning one 2004 built VLCC, for a total consideration of $184 million. The ships were bought from the Indonesian state oil enterprise's shipping division, Pertamina in 2004 by parties affiliated with Hemen. The vessels were delivered to us and entered on long term charters to Frontline Shipping II starting in the third quarter of 2005.

In August 2005 the Company sold a Suezmax tanker, Front Hunter, for net proceeds of $71.0 million. A $3.8 million termination payment was paid as a result of the termination of the charter.

In November 2005 the bareboat charterer of the VLCC Navix Astral exercised an option to purchase the vessel for approximately $40.5 million. The vessel was delivered to its new owner in January of 2006, at the same time we acquired the VLCC Front Tobago from Frontline for consideration of $40.0 million. Effective January 2006 this vessel has replaced the Navix Astral and will fulfill the remainder of the Navix Astral time charter with Frontline until the charter termination date in January 2014.

In April 2006, we entered into an agreement with Horizon Lines Inc. to acquire five newbuilding containerships, each with a carrying capacity of 2,824 twenty foot equivalent units, or TEUs being built at Hyundai Mipo yard in Korea. The vessels will be delivered over the course of five months commencing in early 2007, and will be chartered back to Horizon Lines under 12 year bareboat charters with a three year renewal option on the part of Horizon Lines. The latter will also have the options to buy the vessels after five, eight, 12 and 15 years.


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

     o Grow our fleet. Since we agreed to purchase our original fleet from Frontline in December 2003, we have exercised an option to purchase one VLCC, purchased six additional VLCCs, three Suezmaxes and two containerships. We have also agreed to purchase another five container vessels. Our growth strategy is supported by our policy of retaining a portion of our cash flow to support growth while paying attractive dividends to our shareholders. Our financial flexibility should also allow us to renew our fleet over time and replace our single hull vessels with modern double hull vessels as they are retired.

     o Diversify our customer base. As our existing charters expire or we acquire new vessels, which may include types of vessels other than oil tankers, we intend to enter into charters with other parties in order to diversify our customer base within the tanker and other shipping sectors.

     o Diversity our asset base. We are aware that most shipping markets today have historic high new building and second hand prices that increase the risk in most transactions. We are looking for transactions which on a stand alone basis can provide a reasonably high financial leverage to optimize the return on equity. The Offshore market which is likely to have a better risk/reward situation than most shipping markets may be an attractive alternative. Particularly since this market also provides good opportunities for charterers to cover the risk by chartering out for long term periods to major oil companies.

Competitive Strengths

We believe that our fleet, together with our contractual arrangements with Frontline and its affiliates, give us a number of competitive strengths, including:

     o    one of the largest VLCC and Suezmax fleets in the world;

     o fixed rate, long term charters intended to reduce our exposure to volatility in tanker rates;

     o profit sharing potential when the Charterers' earnings from deploying our vessels exceed certain levels;

     o    substantially fixed operating costs under our management agreements;

     o a charter counterparty with Frontline Shipping and Frontline Shipping II, currently capitalized with $218.2 million and $56.2 million, respectively to support their obligation to make charter payments to us; and

     o vessels managed by Frontline Management, one of the industry's most experienced operators of tankers.


Charter Arrangements with the Frontline Group

The Charterers

Each of the Charterers is a Bermuda company and a wholly owned subsidiary of Frontline. Frontline Shipping was incorporated to charter our initial fleet of 47 tankers we agreed to acquire from Frontline in December 2003 including the vessel under the option that was exercised in January 2005. Frontline Shipping II charters the nine other tankers that we acquired since December 2003. Under its constituent documents, Frontline Shipping is not permitted to engage in other businesses or activities and is required to have at least one independent director on its board of directors whose consent is required to approve bankruptcy actions and other extraordinary transactions, including dividend payouts. Each Charterer's obligations to us under the applicable charters are secured by a lien over all the assets of that Charterer and a pledge of the equity interests of that Charterer. In addition, Frontline Shipping is capitalized by Frontline with $218.2 million in cash, and Frontline Shipping II is capitalized with $56.2 million in cash. These amounts serve to support the Charterers' obligations to make charterhire payments to us, and are subject to adjustment based on the number of charters with us that each Charterer is a party to. The Charterers are entitled to use these funds only (1) to make charterhire payments (including profit sharing payments) to us and (2) for reasonable working capital purposes to meet short term voyage expenses.

Time Charters

We have chartered the tankers we acquired from Frontline to the Charterers under long term time charters, which will extend for various periods depending on the age of the vessels, ranging from approximately seven to 23 years. We refer you to "Our Fleet" below for the relevant charter termination dates for each of our vessels. Five of the vessels that we acquired are on current long term time charters and one vessel was on current long term bareboat charter at December 31, 2005. The latter vessel, Navix Astral, has since been sold. We have agreed with the Charterers that it will treat all of these vessels as being under time charters with us, on the same terms and effective on the same dates as with the other 44 vessels for all economic purposes. If the current underlying charterer defaults, the relevant Charterer will continue to perform the economic terms of the charters with us. On redelivery of a vessel from its underlying charter, that vessel will be deemed delivered under the Charterer's charter with us for the rest of its term. The daily base charter rates payable to us under the charters have been fixed in advance and will decrease as our vessels age, and the Charterers have the right to terminate a charter for a non double hull vessel on each vessel's anniversary date 2010. The Charterer is not obligated to pay us charterhire for off hire days in excess of five off hire days per year per vessel, calculated on a fleet-wide basis. However, under the vessel management agreements, Frontline Management will reimburse us for any loss of charter revenue in excess of five off hire days per vessel, calculated on a fleet-wide basis.

With the exceptions described below, the daily base charterhire for vessels chartered to Frontline Shipping, which are payable to us monthly in advance for a maximum of 360 days per year (361 days per leap year), are as follows:



Year                                                       VLCC       Suezmax
----                                                       ----       -------

2003 to 2006..............................................$25,575     $21,100
2007 to 2010..............................................$25,175     $20,700
2011 and beyond...........................................$24,175     $19,700


The daily base charter rates for vessels that reach their 18th delivery date anniversary, in the case of non-double hull vessels, or their 20th delivery date anniversary, in the case of double hull vessels, will decline to $18,262 per day for VLCCs and $15,348 for Suezmax tankers after such dates, respectively.

In addition, the base charter rate for our non-double hull vessels will decline to $7,500 per day on each vessel's anniversary date in 2010, at which time the Charterer will have the option to terminate the charters for those vessels. Each charter also provides that the base charter rate will be reduced if the vessel does not achieve the performance specifications set forth in the charter. The related management agreement provides that Frontline Management will reimburse us for any such reduced charter payments. The Charterer has the right under a charter to direct us to bareboat charter the related vessel to a third party. During the term of the bareboat charter, the Charterer will continue to pay us the daily base charter rate for the vessel, less $6,500 per day. The related management agreement provides that our obligation to pay the $6,500 fixed fee to Frontline Management will be suspended for so long as the vessel is bareboat chartered.


The daily base charterhire for our vessels that are chartered to Frontline Shipping II, which is also payable to us monthly in advance for a maximum of 360 days per year (361 days per leap year), is as follows:


Vessel             2005 to 2006    2007 to 2010   2011 to 2018  2019 and beyond
------             ------------    ------------   ------------  ---------------

Front Champion........ $31,340         $31,140         $30,640        $28,464
Front Century......... $31,501         $31,301         $30,801        $28,625
Golden Victory........ $33,793         $33,793         $33,793        $33,793
Front Energy.......... $30,014         $30,014         $30,014        $30,014
Front Force........... $29,853         $29,853         $29,853        $29,853


For the VLCC Front Tobago, and the three Suezmaxes, Front Target, Front Traveller, and Front Transporter, the terms are similar to those listed above under Frontline Shipping as these vessels represent replacement leases for vessels included in the original fleet purchase which have since been sold.

Under the charters we are required to keep the vessels seaworthy, and to crew and maintain them. Frontline Management performs those duties for us under the management agreements described below. If a structural change or new equipment is required due to changes in classification society or regulatory requirements, the Charterer may make them, at its expense, without our consent, but those changes or improvements will become our property. The Charterer is not obligated to pay us charter hire for off hire days in excess of five off hire days per year per vessel calculated on a fleet-wide basis, which include days a vessel is unable to be in service due to, among other things, repairs or drydockings. However, under the management agreements described below, Frontline Management will reimburse us for any loss of charter revenue in excess of five off hire days per vessel, calculated on a fleet-wide basis.

The terms of the charters do not provide the Charterer with an option to terminate the charter before the end of its term, other than with respect to our non-double hull vessels on each vessel's anniversary date in 2010. We may terminate any or all of the charters in the event of an event of default under the charter ancillary agreement that we describe below. The charters may also terminate in the event of (1) a requisition for title of a vessel or (2) the total loss or constructive total loss of a vessel. In addition, each charter provides that we may not sell the related vessel without the Charterer's consent.

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

Frontline Ltd., Frontline Shipping Limited and Frontline Shipping II Limited - Charter Ancillary Agreements.

We and our vessel owning subsidiaries have entered into charter ancillary agreements with Frontline, Frontline Shipping, and Frontline Shipping II which provides, among other things, for:

     o    the maintenance of the charter service reserve by the Charterers,

     o profit sharing payments by the Charterers to us when charter revenues for our fleet exceed the daily base charterhire,

     o the deferral of certain charter payments to us by the Charterers during any period when cash and cash equivalents held by the Charterers fall below a predetermined amount. The charter ancillary agreement also imposes certain restrictive covenants on the Charterers, including, among others, a covenant not to pay dividends or make other distributions to its shareholders, incur additional indebtedness, loan, repay or make any other payment in respect of its indebtedness, undertake some corporate transactions, or amend its charter, unless, in each case, certain conditions are met.

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

Frontline Management-Vessel Management Agreements.

Each of our vessel owning subsidiaries has entered into fixed rate vessel management agreements with Frontline Management, pursuant to which Frontline Management is responsible for the technical management of their respective vessels. We expect that Frontline Management will outsource many of these services to third party providers. The management agreements also require Frontline Management to maintain insurance for each of the vessels. Under the management agreements, each vessel owning subsidiary pays Frontline Management a fixed fee of $6,500 per day per vessel for as long as the relevant charter is in place.

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

Charter Arrangements for Containerships

During 2005, we took delivery of two newbuilding containerships, each with a carrying capacity of 1,700 TEUs. The Sea Alfa is on a timecharter until May 2009 to Heung-A, a Korean container line at $28,350 per day on a timecharter basis. The Sea Beta is bareboat chartered out until March 2009 to Pan Logistics, an Australian container line at $15,000 per day.

In April 2006, we entered into an agreement with Horizon Lines Inc. to acquire five newbuilding containerships each with a carrying capacity of 2,824 TEUs. The vessels will be delivered over a course of five months commencing in early 2007, and will be chartered back to Horizon Lines under 12 year bareboat charters with a three year renewal option on the part of Horizon Lines. The latter will also have options to buy the vessels after five, eight, 12 and 15 years.

Our Fleet

We operate a substantially modern fleet of vessels and the following table sets forth the fleet that we operate as of June 2, 2006:

                                        Approximate                                    Charter Termination
                                        -----------                                    -------------------
Vessel                        Built            Dwt.          Construction      Flag                  Date
------                        -----            ----          ------------      ----                  ----
VLCCs
-----
Front Sabang                   1990         286,000           Single-hull        SG               2014 (1)
Front Vanadis                  1990         286,000           Single-hull        SG               2014 (1)
Front Highness                 1991         284,000           Single-hull        SG               2015 (1)
Front Lady                     1991         284,000           Single-hull        SG               2015 (1)
Front Lord                     1991         284,000           Single-hull        SG               2015 (1)
Front Duke                     1992         284,000           Single-hull        SG               2014 (1)
Front Duchess                  1993         284,000           Single-hull        SG               2014 (1)
Front Tobago                   1993         261,000           Single-hull       LIB               2014 (1)
Front Edinburgh                1993         302,000           Double-side       LIB               2013 (1)
Front Ace                      1993         276,000           Single-hull       LIB               2014 (1)
Front Century                  1998         311,000           Double-hull        MI                   2021
Front Champion                 1998         311,000           Double-hull        BA                   2022
Front Vanguard                 1998         300,000           Double-hull        MI                   2021
Front Vista                    1998         300,000           Double-hull        MI                   2021
Front Circassia                1999         306,000           Double-hull        MI                   2021
Front Opalia                   1999         302,000           Double-hull        MI                   2022
Front Comanche                 1999         300,000           Double-hull       FRA                   2022
Golden Victory                 1999         300,000           Double-hull        MI                   2022
Ocana (ex Front Commerce)      1999         300,000           Double-hull       IoM                   2022
Front Scilla (ex Oscilla)      2000         303,000           Double-hull        MI                   2023
Ariake (tbn Oliva)             2001         299,000           Double-hull        BA                   2023
Front Serenade                 2002         299,000           Double-hull       LIB                   2024
Otina (ex Hakata)              2002         298,465           Double-hull       IoM                   2025
Front Stratus (tbn Ondina)     2002         299,000           Double-hull       LIB                   2025
Front Falcon                   2002         309,000           Double-hull        BA                   2025
Front Page                     2002         299,000           Double-hull       LIB                   2025
Front Energy                   2004         305,000           Double-hull       CYP                   2027
Front Force                    2004         305,000           Double-hull       CYP                   2027

Suezmax OBO Carriers
--------------------
Front Breaker                  1991         169,000           Double-hull        MI                   2015
Front Climber                  1991         169,000           Double-hull        SG                   2015
Front Driver                   1991         169,000           Double-hull        MI                   2015
Front Guider                   1991         169,000           Double-hull        SG                   2015
Front Leader                   1991         169,000           Double-hull        SG                   2015
Front Rider                    1992         170,000           Double-hull        SG                   2015
Front Striver                  1992         169,000           Double-hull        SG                   2015
Front Viewer                   1992         169,000           Double-hull        SG                   2015

Suezmaxes
---------
Front Transporter              1989         150,000           Single-hull        MI               2014 (1)
Front Target                   1990         150,000           Single-hull        MI               2014 (1)
Front Traveller                1990         150,000           Single-hull        MI               2014 (1)
Front Birch                    1991         150,000           Double-side        MI               2014 (1)
Front Maple                    1991         150,000           Double-side        MI               2014 (1)
Front Granite                  1991         150,000           Single-hull        MI               2014 (1)
Front Sunda                    1992         150,000           Single-hull        MI               2014 (1)
Front Comor                    1993         150,000           Single-hull        MI               2014 (1)
Front Pride                    1993         150,000           Double-hull       NIS                   2017
Front Glory                    1995         150,000           Double-hull       NIS                   2018
Front Splendour                1995         150,000           Double-hull       NIS                   2018
Front Ardenne                  1997         153,000           Double-hull       NIS                   2019
Front Brabant                  1998         153,000           Double-hull       NIS                   2021
Mindanao                       1998         159,000           Double-hull        SG                   2021

Containerships
--------------
Sea Alfa                       2005        1,700 Teu                  n/a       CYP                   2007
Sea Beta                       2005        1,700 Teu                  n/a       CYP                   2007


Key to Flags:
BA - Bahamas, IoM - Isle of Man, LIB - Liberia, NIS - Norwegian International Ship Register, SG - Singapore, FRA - France, MI - Marshall Islands, CYP - Cyprus.

(1) Charter subject to termination at the Charterer's option during 2010.

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

Customers

Frontline, through its subsidiaries, is our principal customer and more than 80% of our operating revenues are derived from them.

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

Frontline Management is responsible for arranging for the insurance of our vessels in line with standard industry practice. In accordance with that practice, we maintain marine hull and machinery and war risks insurance, which include the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. From time to time we carry insurance covering the loss of hire resulting from marine casualties in respect of some of our vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

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


Environmental and Other Regulations

Government regulation significantly affects the ownership and operations of our vessels. The various types of governmental regulation that affects our vessels include international conventions and national, state and local laws and regulations of the jurisdictions where our tankers operate or are registered significantly affect the ownership and operation of our tankers. We believe we are currently in substantial compliance with applicable environmental and regulatory laws regarding the ownership and operation of our tankers. However, because existing laws may change or new laws may be implemented, we cannot predict the ultimate cost of complying with all applicable requirements or the impact they will have on the resale value or useful lives of our tankers. Future, non-compliance could require us to incur substantial costs or to temporarily suspend operation of our tankers.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers are leading to greater inspection and safety requirements on all vessels and creating an increasing demand for modern vessels that are able to conform to the stricter environmental standards. We maintain high operating standards for our vessels that emphasize operational safety, quality maintenance, continuous training of our crews and officers and compliance with United States and international and other national regulations.

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

International Maritime Organisation

The International Maritime Organisation, or the IMO (the United Nations agency for maritime safety and the prevention of marine pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the "MARPOL" Convention. The MARPOL Convention relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. In March 1992, the IMO adopted regulations that set forth pollution prevention requirements applicable to tankers which became effective in July 1993. These regulations, which have been adopted by more than 150 nations, including many of the jurisdictions in which our tankers operate, provide, in part, that:

     o tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

          (1) they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

          (2) they are capable of hydrostatically balanced loading (loading cargo into a tanker in such a way that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

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

The baseline phase-out dates apply to tankers according to their certified arrangement (protectively located segregated ballast tanks or PL/SBT) and the type of oil carried as cargo. These regulations identify 3 categories of single hull tankers, including double side and double bottom tankers:

a) Category 1 (Pre- PL/SBT) oil tankers - any tanker of 20,000 dwt or above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or of 30,000 dwt or above carrying other types of oil.
b) Category 2 (PL/SBT) oil tankers - any tanker of 20,000 dwt or above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or of 30,000 dwt or above carrying other types of oil.
c) Category 3 oil tankers - any tanker of between 5,000 dwt and 20,000 dwt carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or of less than 30,000 dwt carrying other types of oil.

All of the single-hull tankers we operate are Category 2 oil tankers. The table below provides the specific phase out dates according to each category of oil tanker. Oil tankers that meet MARPOL Regulation 13F or have double bottoms and double sides with dimensions in compliance with MARPOL Regulation 13G1(c) continue to be exempt from the accelerated phase out.


Baseline Phase-Out Scheme

  Phase Out Date                                           Year of Delivery

                        Category 1              Category 2       Category 3

  April 5, 2005      before April 5, 1982             before April 5, 1977
     + 2005           after April 5, 1982             After April 5, 1977 but
                                                      before January 1, 1978
     + 2006                                              1978* and 1979*
     + 2007                                              1980* and 1981*
     + 2008                                              1982*
     + 2009                                              1983*
     + 2010                                              1984* or later
                           + by Anniversary of Delivery Date In Year
                                             * subject to CAS

For Category 2 and 3 tankers, a successful completion of the Condition Assessment Scheme (CAS) is required by 15 years of age or by the first intermediate or renewal survey due after April 5, 2005, which ever occurs later.

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

Exception One - a flag state may permit oil tankers to operate to 25 years of age provided that, not later than July 1, 2001, the entire cargo tank length is protected with one of the following arrangements which cannot be used for the carriage of oil:

     |X| Double bottoms having a height at centerline which does not meet that required by the MARPOL Regulation 13E; or

     |X| Wing tanks having a width which does not meet that required by International Bulk Chemical Code for type 2 cargo tank location.

Exception Two - a flag state may permit oil tankers, that do not have double bottoms nor double sides, to operate to 25 years of age or the anniversary date of the tanker's delivery in 2015, whichever occurs earlier.

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

The following table summarizes the impact of such regulations on the Company's single hull and double sided tankers:

                                                                      OPA 90
                                   Vessel      Year   IMO phase out   Flag state
Vessel Name          Vessel type  Category(s)  Built  No exemption    exemption

Front Birch          Suezmax         DS        1991       2010         2015
Front Comor          Suezmax         SH        1993       2010         2015
Front Granite        Suezmax         SH        1991       2010         2015
Front Maple          Suezmax         DS        1991       2010         2015
Front Sunda          Suezmax         SH        1992       2010         2015
Front Target         Suezmax         SH        1990       2010         2015
Front Transporter    Suezmax         SH        1989       2010         2014
Front Traveller      Suezmax         SH        1990       2010         2015
Edinburgh            VLCC            DS        1993       2010         2015
Front Ace            VLCC            SH        1993       2010         2015
Front Duchess        VLCC            SH        1993       2010         2015
Front Duke           VLCC            SH        1992       2010         2015
Front Highness       VLCC            SH        1991       2010         2015
Front Lady           VLCC            SH        1991       2010         2015
Front Lord           VLCC            SH        1991       2010         2015
Front Sabang         VLCC            SH        1990       2010         2015
Front Vanadis        VLCC            SH        1990       2010         2015
Front Tobago         VLCC            SH        1993       2010         2015

In December 2003, the IMO adopted MARPOL Regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO. The new regulation bans the carriage of HGO in single hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

Under MARPOL Regulation 13H, HGO means any of the following:

     1.   crude oils having a density at 15(0)C higher than 900 kg/m3;

     2. fuel oils having either a density at 15(0)C higher than 900 kg/ m3 or a kinematic viscosity at 50(0)C higher than 180 mm2/s;

     3.   bitumen, tar and their emulsions.

Under MARPOL Regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15(0)C higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of the such state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery. The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as halons, chlorofluorocarbons, emissions of volatile compounds from cargo tanks and prohibition of shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that we are in substantial compliance with the Annex VI regulations. Compliance with these regulations could require the installation of expensive emission control systems and could have a financial impact on the operation of our vessels. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our vessels.

The operation of our vessels is also affected by the requirements set forth in the IMO's Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for emergencies. The failure of a ship owner or a bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in certain ports. We rely on the safety management system that we and our third party technical managers have developed.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state, under the ISM Code. All of our vessels and their operators have received ISM certification. The Manager is required to renew these documents of compliance and safety management certificates annually.

Non-compliance with the ISM Code and other IMO regulations may subject the vessel owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in a tanker's denial of access to, or detention in, some ports. Both the United States Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports, as the case may be.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on the operation of oil tankers.

United States Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act of 1980

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

OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10.0 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). Under a recently proposed legislation, OPA liability limits will be increased, when such legislation is enacted, to the greater of $1,900 per gross ton or $16.0 million per tanker that is over 3,000 gross tons per discharge (subject to possible adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

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

OPA also requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The United States Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. We expect that if the recently proposed legislation increasing liability limitations under OPA is enacted, the United States Coast Guard will accordingly increase the amounts of the financial responsibility. Under these regulations, an owner or operator of more than one tanker is required to obtain a certificate of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided requisite guarantees and received certificates of financial responsibility from the United States Coast Guard for each of our tankers that calls in United States waters.

Frontline Management insures each of our tankers with pollution liability insurance in the maximum commercially available amount of $1.0 billion per incident per vessel. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

Under OPA, oil tankers without double hulls will not be permitted to come to United States ports or trade in the United States waters by 2015. Based on the current phase-out requirement, our 18 single hull tankers will not be eligible to carry oil as cargo within the 200-mile United States exclusive economic zone starting in 2010, except that these tankers and our three double sided tankers may trade in United States waters until 2015 if their operations are limited to discharging their cargoes at the Louisiana Offshore Oil Port ("LOOP") or unloading with the aid of another vessel, a process referred to as "lightering," within authorized lightering zones more than 60 miles off-shore.

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

Other U.S. Environmental Requirements

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas are equipped with vapor control systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor control systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, we believe, based on the regulations that have been proposed to date, that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

The Clean Water Act, or the CWA, prohibits the discharge of oil or hazardous substances into navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties in the case of a discharge of petroleum or hazardous materials into state waters. The CWA complements the remedies available under the more recent OPA and CERCLA, discussed above. Under current regulations of the EPA, vessels are not required to obtain CWA permits for the discharge of ballast water in U.S. ports. However, as a result of a recent U.S. federal court decision, vessel owners and operators may be required to obtain CWA permits for the discharge of ballast water, or they will face penalties for failing to do so. Although the EPA is likely to appeal this decision, we do not know how this matter is likely to be resolved and we cannot assure you that any costs associated with compliance with the CWA's permitting requirements will not be material to our results of operations.

The National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes, Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA's exporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act's guidelines, compliance can also be achieved through the retention of ballast water onboard the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we might still be liable for clean up costs under applicable laws.

Several of our vessels currently carry cargoes to U.S. waters regularly and we believe that all of our vessels are suitable to meet OPA and other U.S. environmental requirements and that they would also qualify for trade if chartered to serve U.S. ports.


European Union Tanker Restrictions

In July 2003, the EU adopted legislation, which was amended in October 2003, that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010 or earlier, depending on their age. The EU has also already banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age are also restricted from entering or leaving EU ports or offshore terminals and anchoring in areas under EU jurisdiction. The EU is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those more than 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the m.t. Prestige and resulting oil spill in November 2002 has led to the adoption of other environmental regulations by certain EU nations, which could adversely affect the remaining useful lives of all of our tankers and our ability to generate income from them. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.


International Conventions on Civil Liability for Oil Pollution Damage

Although the United States is not a party to these Conventions, many countries ratified and followed the liability system adopted by the IMO and originally set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the Convention for the Establishment of an International Fund for Oil Pollution of 1971. This international oil pollution regime was modified in 1992 by two Protocols. The amended Conventions are known as the 1992 Civil Liability Convention and the 1992 Fund Convention. The 1992 Conventions entered into force on May 30, 1996. Due to a number of denunciations of the 1971 Convention this Convention ceased to be in force on May 24, 2004. A large number of States have also denounced the 1969 Civil Liability Convention and as more States do so its importance is increasingly diminishing. Under the 1992 Civil Liability Convention, a vessel's registered owner is strictly liable for oil pollution damage caused in the territory, territorial seas or exclusive economic zone of a contracting state by discharge of persistent oil from a tanker, subject to certain complete defences. The 1992 Fund established by the 1992 Fund Convention pays compensation to those suffering oil pollution damage in a State party to the 1992 Fund Convention who did not obtain full compensation under the 1992 Civil Liability Convention. This would normally apply where the shipowner has a defence under the 1992 Civil Liability Convention or the damage exceeds the shipowner's liability under that Convention. Under an amendment that became effective on November 1, 2003, liability limits under the 1992 Civil Liability Convention were increased by over 50%. For vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel) liability will be limited to SDR 4,510,000 (approximately $6.7 million) plus SDR 631 (approximately $932) for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to SDR 89,770,000 (approximately $132.7 million). Also with effect from the same date the maximum amount payable by the 1992 Fund increased from SDR 135 million (approximately $199.5 million) to SDR 203million (approximately $300.0 million). The right to limit liability is forfeited under the 1992 Civil Liability Convention if it is proved that the pollution damage resulted from the shipowner's personal act or omission, committed with the intent to cause such damage, or recklessly and with knowledge that such damage would probably result. Vessels trading to States that are parties to the 1992 Civil Liability Convention must provide evidence of insurance covering the liability of the owner. On March 2005 a third tier of compensation was established by means of a Supplementary Fund. This Fund provides additional compensation to that available under the 1992 Fund Convention for pollution damage in States that are members of the Supplementary Fund. The amount available is SDR 750 million (approximately $1.1 billion) including the costs payable under the 1992 Civil Liability Convention and the 1992 Fund Convention, SDR 203 million (approximately $300.0 million). In jurisdictions where the 1992 Civil Liability Convention has not been adopted, various legislative schemes govern or common law applies, and liability is imposed either on the basis of fault or in a manner similar to the 1992 Convention. We believe that our P&I insurance covers liabilities either under the international oil pollution schemes or under local regimes like for example the US Oil Pollution Act 1990.

The unit of account in the 1992 Conventions is the Special Drawing Right (SDR) as defined by the International Monetary Fund. In this document the SDR has been converted into US dollars at the rate of exchange applicable on May 2, 2006 of SDR 1 = USD 1.477760.


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

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

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

In 2005 we acquired a total of 11 vessels, of which two were containerships, and sold five vessels as discussed in detail in Item 4. Following these purchases and disposals we have a fleet of 52 vessels as of June 2, 2006.

As a result of the purchase of our fleet and our time charter and management agreements with Frontline, our consolidated financial statements significantly differ as of and for the year ended December 31, 2004 compared with our predecessor combined carve-out financial statements as of and for the year ended December 31, 2003. These differences primarily relate to the way we account for vessels and revenues as a result of the time charter arrangements, but also include the way we account for operating expenses and administrative expenses. The following discussion identifies the principal factors that affect our predecessor combined carve-out financial statements and our 2004 and future results.


Overview - Predecessor

For the year ended December 31, 2003, the predecessor combined carve-out financial statements presented herein have been carved out of the consolidated financial statements of Frontline. Our financial position, results of operations and cash flows reflected in our combined financial statements are not indicative of those that would have been achieved had we operated autonomously for all periods presented.

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

Factors Affecting Our Current and Future Results

Principal factors that have affected our results since 2004 and are expected to affect our future results of operations and financial position include:

     o    the earnings of our vessels under time charters to the Charterers;

     o the amount we receive under the profit sharing arrangements with the Charterers;

     o the earnings and expenses related to any additional vessels that we acquire;

     o    vessel management fees;

     o    administrative expenses; and

     o    interest expense.

Vessel Earnings
Our revenues since January 1, 2004 derive primarily from our long term, fixed rate time charters with the Charterers. All of the vessels that we have acquired from Frontline, including the vessels we have acquired since December 2003, are chartered to the Charterers under long term charters that are generally accounted for as finance leases. We allocate $6,500 per day from each time charter payment as finance lease service revenue. The balance of each charter payment is allocated between finance lease interest income and finance lease repayment in order to produce a constant periodic return on the balance of our net investments in finance leases. As the balance of our net investments in finance leases decreases, we will allocate less of each charter payment as finance lease interest income and more as finance lease repayments. Certain of our vessels were on charter to third parties as at January 1, 2004 when our charter arrangements with Frontline became economically effective. Our arrangement with Frontline is that while our vessels are completing performance of third party charters, we pay Frontline all revenues we earn under third party charters in exchange for Frontline paying us the agreed upon Frontline charterhire. We account for the revenues received from these third party charters as time charter, bareboat or voyage revenues, as applicable, and the subsequent payment of these amounts to Frontline as deemed dividends paid. We account for the charter revenues received from Frontline Shipping and Frontline Shipping II prior to the charters becoming effective for accounting purposes, as deemed equity contributions received.

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

As at December 31, 2003, 29 of our vessels operated in the voyage charter market. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services. The following table sets forth the average daily TCEs earned by our tanker fleet in 2003 :

                                          --------------------------------
                                                       2003
                                          --------------------------------
                                                 (dollars per day)
           VLCC..........................             40,400
           Suezmax.......................             33,500
           Suezmax OBO...................             32,000

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

Vessels and Depreciation

The cost of vessels less estimated residual value is depreciated on a straight line basis over the vessels' estimated remaining economic useful lives. The estimated economic useful life of our double-hull vessels is 25 years and for single hull vessels is either 25 years or the vessels' anniversary date in 2015, whichever comes first. This is a common life expectancy applied in the shipping industry.

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

The Company has accounted for the acquisition of assets from entities under common control at the historical carrying value of the seller. The difference between the purchase price and historical carrying value has been recorded as a deemed dividend paid.

Deemed Equity Contributions

We have accounted for the difference between the historical cost of the vessels, originally transferred to us by Frontline at Frontline's historical carrying value, and the net investment in the lease as a deferred deemed equity contribution. This deferred deemed equity contribution is presented as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the original transfer of the vessel and the subsequent finance lease. The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the new lease arrangement as lease payments are applied to the principal balance of the lease receivable.

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

Carve out of the Financial Statements of Frontline

For the year ended December 31, 2003, our predecessor combined carve-out financial statements presented herein have been carved out of the financial statements of Frontline.

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

Vessels and Depreciation

The cost of vessels less estimated residual value is depreciated on a straight line basis over the vessels' estimated remaining economic useful lives. The estimated economic useful life of our double-hull vessels is 25 years and for single hull vessels is either 25 years or the vessels' anniversary date in 2015, whichever comes first. This is a common life expectancy applied in the shipping industry. Effective in April 2001, the IMO implemented new regulations that result in the accelerated phase out of certain non-double hull vessels.

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

Accounting Changes

The accounting changes as set forth below relate to the predecessor combined carve-out financial statements included herein. The changes are not applicable to our consolidated financial statements for the years ended December 31, 2004 and 2005 of the Company.

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

Market Overview

For the third year in a row the tanker market was very profitable, even if 2005 could not compete with 2004. The extreme volatility witnessed in rates over 2004 was to a smaller extent the case for 2005, though still were testing at times. The TCE for a modern VLCC differed between lows of $24,000 per day and highs of $130,000 per day in 2005 according to industry sources.

The International Energy Agency (IEA) reported in their May issue, world oil demand in 2005 of 83.59 million barrels per day (mbd), an increase of 1.05 mbd from 2004. The Middle East, China and North America contributed with 55% of this increase which indicate their strong economic growth.

Lack of spare oil production capacity drove crude oil prices to about $70 per barrel towards the end of the year and dampened the extremely strong growth in oil consumption of close to 4.0% in 2004 to 1.3% in 2005 according to the IEA. China continued its rapid economic growth with full force in 2005 with GDP increasing 9.9% however their growth in oil demand was down from 15.4% in 2004 to 2.4% in 2005. The hurricanes Katrina and Rita which hit the US Gulf Coast in August and September were each among the top five most powerful storms of all time and lead to damages to production platforms which caused additional ton miles for the last quarter of 2005. It is estimated that hurricanes cut down approximately 0.4 mbd in US production as an average over the year. Geopolitical tension in Nigeria, Venezuela, Iraq, Iran and other parts of the Middle East, which was given a lot of press attention, seems to have had limited effect on their production as the OPEC members in total increased production by 3.2% in 2005 compared to total world supply which increased 1.3%.

The world VLCC fleet increased 4.7% in 2005 from 444 vessels to 465 vessels. Only one VLCC was scrapped during the year while eight were converted. A total of 30 were delivered during the year. The total order book for VLCCs was at 92 vessels at the end of 2005, of which 35 were ordered during the year. The size of the world Suezmax fleet increased seven per cent in 2005 from 315 vessels to
337. Two Suezmaxes were scrapped while 24 were delivered. The total orderbook for Suezmaxes was at 63 at the end of the year, of which seven were ordered during the year. The total orderbooks for VLCCs and Suezmaxes equate to 19.8% and 18.7%, respectively, of the existing fleet.

Even though spot market rates have declined during the first four months of 2006, the Company believes the outlook for the remainder of 2006 is positive. The continued growth in oil consumption combined with relatively few deliveries, combined with an increasing amount of conversions for other purposes, should lead to a positive demand environment for tankers.

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

Results of Operations

Year ended December 31, 2005 compared with the year ended December 31, 2004


Operating revenues

(in thousands of $)                                      2005             2004
Time charter revenues ..........................       62,605           86,741
Bareboat charter revenues.......................        7,325           27,453
Voyage charter revenues ........................        9,745           49,707
Finance lease interest income ..................      177,474          140,691
Finance lease service revenues..................       92,265           72,551
Profit sharing revenues.........................       88,096          114,926
                                                      --------------------------
Total operating revenues .......................      437,510          492,069
                                                      --------------------------

Total operating revenues decreased 11% in the year ended December 31, 2005 compared with 2004. The decrease in operating revenues in 2005 primarily reflects the change in employment of our vessels in addition to reduced profit share income received from Frontline. In the first six months of 2004, the majority of our vessels were completing third party charters prior to commencing employment with Frontline, whereas in 2005, all but six of our tankers have commenced full employment with Frontline and are now operating under the fixed rate charter arrangements and are accounted for as finance leases. During the period of third party employment, we recorded time charter, bareboat charter, and voyage charter revenue for the vessels. Subsequent to the completion of third party charters, vessels under finance leases provide earnings in the form of lease interest income, lease service revenue, and profit share.

As of December 31, 2005 18 of our 22 Suezmax tankers and 26 of our 28 VLCC tankers have commenced employment with Frontline under long term charters that are accounted for as finance leases. Finance lease interest income and finance lease services revenues increased by 26% and 27% respectively in the year ended December 31, 2005. This increase is explained by the increase in the number of vessels accounted for as finance leases, 44 in 2005 compared with 40 at December 31, 2004.

At December 31, 2005 all but six of our tankers had completed their charters to third parties. We expect the remaining vessels on charter to third parties to complete these arrangements between January 1, 2006 and December 31, 2007. After these charters are completed we expect that all revenues from our current fleet of tankers will be derived from finance leases and our profit sharing arrangement with Frontline.

In addition to operating revenues from our tankers we have also recorded time charter revenues in connection with our two containerships which are on time charter to unrelated third parties.

The following table analyzes our cash flows from the charters to Frontline during 2005 and 2004 and how they are accounted for:

(in thousands of $)
                                                         2005             2004
Frontline charterhire payments accounted for as:

     Finance lease interest income  ..............    177,474          140,691
     Finance lease service revenues...............     92,265           72,551
     Finance lease repayments.....................     94,777           61,990
     Deemed equity contributions received.........     50,560           97,118
                                                      --------------------------

Total charterhire paid............................    415,076          372,350
                                                      -------------------------

We allocate $6,500 per day from each time charter payment as finance lease service revenue. The balance of each charter payment is allocated between finance lease interest income and finance lease repayment in order to produce a constant periodic return on the balance of our net investments in finance leases. Accordingly as the balance of our net investments in finance leases decreases, we will allocate less of each charter payment as finance lease interest income and more as finance lease repayments. At December 31, 2005 the average implicit interest rate for our finance leases was 8.3% (December 31, 2004: 8.9%).

Certain of our vessels acquired in 2005 were on charter to third parties at the delivery date to the Company and certain of our vessels acquired as part of the original purchase of the Vessel Interests were on charter to third parties as at January 1, 2004 when our charter arrangements with Frontline Shipping Limited became economically effective. Our charter arrangements with the Charterers become economically effective on the date of delivery of the vessel to such Charterers. Our arrangement with the Charterers is that while our vessels are completing performance of third party charters, we pay the Charterers all revenues we earn under third party charters in exchange for the Charterers paying us the agreed upon charterhire rates. We account for the revenues received from these third party charters as time charter, bareboat or voyage revenues as applicable and the subsequent payment of these amounts to Frontline as deemed dividends paid. We account for the charter revenues received from the Charterers prior to the charters becoming effective for accounting purposes, as deemed dividends received. For the year ended December 31, 2005 we paid deemed dividends in the amount of $16.5 million (2004: $59.0) to Frontline. The significant decrease in deemed dividends paid is due to the fact that the majority of our fleet of tankers completed their respective third party charters in 2004.

Each of the Charterers has agreed to pay us a profit sharing payment equal to 20% of the charter revenues for the applicable period, calculated annually on a TCE basis, realized by that Charterer for our fleet in excess of the weighted average rate of the base charterhire. For the year ended December 31, 2005 we earned total profit share revenues from the Charterers in the amount of $88.1 million (2004: $114.9 million). The decrease in profit sharing revenue is directly related to decrease in average TCE earned by the fleet while employed by Frontline in 2005.

Voyage expenses

Voyage expenses of $3.6 million in 2005 are derived from vessels which were on charter to third parties on the delivery date to the Company. Voyage expenses have decreased 64% from $10.0 million for the year ended December 31, 2004, as fewer vessels were on charter to third parties during the period. We do not expect to report further significant voyage expenses.

Ship operating expenses

Ship operating expenses have increased 14% from $96.5 million for the year ended December 31, 2004 to $110.2 million for the year ended December 31, 2005 primarily due to the increase in our fleet of tankers and the addition of two containerships. Ship operating expenses in 2005 are primarily comprised of our payments to Frontline of $6,500 per day under the management contracts for our tankers. They also include ship operating expenses for our two containerships that are managed by unrelated third parties. The management fees are payable on each of our vessels except those that Frontline has elected to bareboat charter from us. At December 31, 2005, five of our vessels were bareboat chartered.

Administrative expenses

Administrative expenses in 2005 comprise a fee of $20,000 per vessel owning subsidiary plus $20,000 paid by us to Frontline under the terms of our administrative service agreement. Fees payable under this agreement amounted to $1.0 million in the year ended December 31, 2005 (December 31, 2004: $0.9 million). Frontline provides administrative services under this agreement, which include accounting, corporate secretarial and investor support. Additionally, we pay expenses that are not covered by this agreement which include audit and legal fees, listing fees and other professional charges.

Depreciation expense

Depreciation expenses for the year ended December 31, 2005 was $19.9 million compared to $34.6 million for the year ended December 31, 2004. Depreciation expenses relate to the vessels on charters to third parties that are accounted for as operating leases. The reduction in 2005 is due to the fact that in 2004 we recorded depreciation on vessels during the period before they commenced employment with Frontline under long term charters. In 2005 we recorded the majority of depreciation on the six vessels trading on third party timecharters. With the exception of our containerships, we expect that our total depreciation charge will continue to decrease as vessels complete their charters to third parties.

Interest income

Interest income has increased by $0.8 million for the year ended December 31, 2005. The increase is a result of the increase in funds on deposit during the year.

Interest expense
                                               2005         2004     Change

     Interest on floating rate loans         50,951       26,723        91%
     Interest on 8.5% Senior Notes           41,614       47,180      (12%)
     Swap interest                            2,846       12,545      (77%)
     Amortization of deferred charges        16,524        9,485        74%
                                            -------- ------------ ----------
                                            111,935       95,933        17%
                                            -------- ------------ ----------

At December 31, 2005, we had total debt outstanding of $1,793.7 million comprised of $457.1 million aggregate principal amount of 8.5% Senior Notes and $1,336.6 million under floating rate secured credit facilities. At December 31, 2004 we had total debt outstanding of $1,478.9 million, $530.3 million related to the 8.5% Senior Notes and $948.6 million of which was floating rate debt. Interest costs related to floating rate debt increased in 2005 due to the rising LIBOR and also due to an increase in debt outstanding as the Company financed the purchase of five VLCC's during the period. The increase in floating rate interest costs was offset by the decrease in Senior Notes interest, as the Company bought back and cancelled $73.2 million of the notes during 2005.

At December 31, 2005, we were party to interest rate swap contracts which effectively fix our interest rate on $568.3 million of floating rate debt at an average rate of 3.7%. At December 31, 2004 we were party to interest rate swap contracts with a notional principal amount of $581.4 million. Swap interest has decreased due to the increase in the three month LIBOR throughout 2005.

Amortization of deferred charges increased by $7.0 million in 2005 compared with 2004 due to the write off of deferred charges associated with the refinancing of the $1,058.0 million credit facility. In addition, deferred charges related to the repurchase of $73.2 million in Senior Notes were written off during the year.

Other financial items

In 2005 and 2004, other financial items primarily consisted of mark to market valuation changes on our interest rate swap contracts of $14.7 million and $9.3 million, respectively.

Year ended December 31, 2004 compared with predecessor combined carve-out for year ended December 31, 2003

Operating revenues

    (in thousands of $)                                  2004           2003
    Time charter revenues ..........................   86,741         40,759
    Bareboat charter revenues.......................   27,453         25,986
    Voyage charter revenues ........................   49,707        628,323
    Finance lease interest income ..................  140,691              -
    Finance lease service revenues..................   72,551              -
    Profit sharing revenues.........................  114,926              -
                                                      -----------    ----------
    Total operating revenues .......................  492,069        695,068
                                                      -----------    ----------

Total operating revenues decreased 29% in the year ended December 31, 2004 as compared to 2003. Operating revenues in 2004 include finance lease interest income, finance lease service revenues, profit sharing revenues from our profit sharing arrangement with Frontline and charter revenues for the period prior to our vessels commencing trading under their charters to Frontline after January 1, 2004. They also include charter revenues for vessels trading under long term charters to third parties during the period. The decrease in operating revenues in 2004 primarily reflects the change in employment of our vessels. During 2004, 20 of our 24 Suezmax tankers and 20 of our 22 VLCC tankers had commenced employment with Frontline under long term charters that were accounted for as finance leases in 2004. At December 31, 2004 all but six of our vessels had completed their charters to third parties. We expect the remaining vessels on charter to third parties to complete these arrangements between January 1, 2006 and December 31, 2007. After these charters are completed we expect that all of our revenues from our current fleet will be derived from finance leases and our profit sharing arrangement with Frontline. In 2003, the combined predecessor carve-out financial statements reflect that the majority of vessels were trading in the spot market.

At December 31, 2004 the average implicit interest rate for our finance leases was 8.9%.

For the year ended December 31, 2004 we paid deemed dividends in the amount of $59.0 million to Frontline Shipping Limited in connection with vessels on charter to third parties as described above.

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

Interest expense

                                              2004          2003     Change

     Interest on floating rate loans        26,723        30,258     (12%)
     Interest on 8.5% Senior Notes          47,180             -         -
     Swap interest                          12,545         3,831      227%
     Amortization of deferred charges        9,485         1,088      772%
                                            --------     -------- ---------
                                            95,933        35,177      173%
                                            -------      -------- ---------

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

Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Norwegian Kroner.

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

Our long term liquidity requirements include funding the equity portion of investments in new or replacement vessels, and repayment of long term debt balances including those relating to our 8.5% Senior Notes due 2013, our $1,131.4 million secured credit facility due 2011 and our $350.0 million secured credit facility due 2012. To the extent we decide to acquire additional vessels, we may consider additional borrowings and equity and debt issuances.

We expect that we will require additional borrowings or issuances of equity in the long term to meet these requirements.

As of December 31, 2005 and December 31, 2004, we had cash and cash equivalents (including restricted cash) of $34.4 million and $34.6 million, respectively. In the year ended December 31, 2005, we generated cash from operations of $280.8 million, used $269.6 million in investing activities and used $7.6 million in financing activities.

On January 1, 2004, our charter agreements with Frontline Shipping and the management agreements and administrative services agreements with Frontline Management took economic effect. Under these agreements, we are contracted to make payments and receive amounts that will impact our future liquidity requirements.

During the year ended December 31, 2005 we paid cash dividends of $2.00 per common share (December 31, 2004: $1.05), or a total of $148.9 million. In the first quarter of 2006 we paid cash dividends of $0.50 per share for a total of $36.4 million.

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

In the year ended December 31, 2005 we acquired vessels and vessel owning entities for a total cost of $598.0 million and sold vessels for total proceeds of $229.8 million as discussed below:

On January 17, 2005 the Company exercised its option to acquire the VLCC Oscilla and the vessel was delivered to the Company on April 4, 2005. The purchase price paid to acquire the vessel was equal to the outstanding mortgage debt under the four loan agreements between lenders and the vessel's owning company. In addition, the Company made a payment of $14.6 million to Frontline to reflect the fact that the original purchase price was set assuming delivery to Ship Finance on January 1, 2004 whereas delivery did not occur until April 4, 2005. On the delivery date the vessel, which has been renamed Front Scilla, commenced a fixed rate time charter to Frontline following the structure in place for other vessels chartered to Frontline. The Company also entered into a fixed rate management contract with Frontline Management for $6,500 per day with the same term as the related time charter.

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

We entered into an agreement in May 2005 with parties affiliated with Hemen to acquire two vessel owning companies, each owning one 2005 built containership for a total consideration of $98.6 million.

In May 2005, we sold the three Suzemaxes, Front Lillo, Front Emperor and Front Spirit, for a total consideration of $92.0 million. These vessels were delivered to their new owners in June 2005. In May 2005, we also agreed to buy a further three vessels from Frontline, namely Front Traveller, Front Transporter, and Front Target, for an aggregate amount of $92.0 million.

We entered into an agreement in June 2005 with parties affiliated to Hemen to acquire two vessel owning companies, each owning one 2004 built VLCC, for total consideration of $184 million.

In August 2005, we sold a Suezmax tanker, the Front Hunter to an unrelated third party for net proceeds of $71.0 million.

In November of 2005 the bareboat charterer of the VLCC Navix Astral exercised an option to purchase the vessel for approximately $40.5 million.

In January 2006 the Company acquired the VLCC Front Tobago from Frontline for consideration of $40.0 million. Effective January 2006 this vessel has replaced the Navix Astral and will fulfil the remainder of the Navix Astral time charter with Frontline Shipping.

In April 2006, we entered into an agreement with Horizon Lines Inc. in which we will acquire five 2,824 TEU container vessels being built at Hyundai Mipo yard in Korea for consideration of approximately $280.0 million. The vessels will be delivered over the course of five months commencing in early 2007, and will be chartered back to Horizon Lines under 12 years bareboat charters with a three year renewal option on the part of Horizon Lines. The latter will also have options to buy the vessels after five, eight, 12 and 15 years.

Borrowings

As of December 31, 2005 and December 31, 2004, we had total long term debt outstanding of $1,793.7 million and $1,478.9 million, respectively. As at December 31, 2005, this amount consisted of the outstanding amount of $457.1 million from our issue of $580.0 million 8.5% senior notes due 2013. In February 2004, we refinanced the existing debt on the vessels we acquired from Frontline and entered into a new $1,058.0 million syndicated senior secured credit facility. This facility bore interest at LIBOR plus 1.25% and was repayable between 2004 and 2010 with a final bullet of $499.7 million payable on maturity. In February 2005, we refinanced our existing $1,058.0 million secured credit facility with a new $1,131.4 million secured credit facility. The new facility bears interest at LIBOR plus a margin of 0.7%, is repayable over a term of six years and has similar security terms to the repaid facility. At December 31, 2005, the outstanding amount on this facility was $997.9 million. This facility contains a minimum value covenant, which requires that the aggregate value of our vessels exceed 140% of the outstanding amount of the facility. The new facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and equity ratios.

In June 2005, we entered into a combined $350.0 million senior and junior secured term loan facility with a syndicate of banks. At December 31, 2005, the outstanding amount on this facility was $338.7 million. The proceeds of the facility were used to fund the acquisition of five new VLCCs. The facility bears interest at LIBOR plus a margin of 0.65% for the senior loan and LIBOR plus a margin of 1.00% for the junior loan, is repayable over a term of seven years and has similar security terms as the $1,131.4 million facility. This new facility contains a minimum value covenant, which requires that the aggregate value of our vessels exceed 140% of the outstanding amount of the senior loan and, for as long as any amount is outstanding under the junior loan, 125% of the outstanding loan. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and equity ratios.

We were in compliance with all loan covenants at December 31, 2005. At December 31, 2005, LIBOR was 4.54%.

In April 2006 we entered into a non recourse $210 million secured term loan facility with a syndicate of banks. The proceeds of the facility will be used to partly fund the acquisition of five new container vessels to be delivered over a five-month period commencing in January 2007. The vessels will be chartered back to Horizon Lines under a 12-year bareboat charter with a 3-year renewal option on the part of Horizon Lines. The latter will also have options to buy the vessels after five, eight, 12 and 15 years. The facility bears interest at LIBOR plus a margin of 1.4%, is repayable over a term of 12 years and is secured by the vessel owning subsidiaries' assets. This new facility contains a minimum value covenant, which requires that the aggregate value of our vessels exceed 120% of the outstanding loan. The vessel owning subsidiaries have entered into 12 year interest rate swaps with a combined notional principal amount of $210 million at rates of approximately 5.65%.

In connection with the $1,058.0 million syndicated senior secured credit facility, in the first quarter of 2004 we entered into new five year interest rate swaps with a combined notional principal amount of $500.0 million at rates between 3.3% and 3.5%. We also have existing interest rate swap contracts with a combined notional principal amount of $68.3 million at rates between 6.0% and 6.5%. The overall effect of these swaps is to fix the interest rate on $568.3 million of floating rate debt at 4.4% (exclusive of margin). Our net exposure to interest rate fluctuations was $768.3 million at December 31, 2005, compared with $367.2 million at December 31, 2004. The refinancing of our credit facility in February 2005 had no effect on these swap arrangements. Our net exposure is based on our total floating rate debt less the notional principal of our floating to fixed interest rate swaps.

We use financial instruments to reduce the risk associated with fluctuations in interest rates. We do not hold or issue instruments for speculative or trading purposes.

In 2005 we bought back and cancelled 8.5% senior notes with a total principal amount of $73.2 million. In April 2006 we entered into a Bond Swap Line with a bank in which the bank buys our senior notes, and we compensate the bank for their funding cost plus a margin, we keep the upside and guarantee for the downside in the transaction. During April and May 2006 the bank acquired senior notes with a total principal amount of $51.5 million.

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

In November and December 2004, we repurchased and cancelled 625,000 common shares at an average price of $23.54 per share for a total amount of $14.8 million.

During 2005 we repurchased and cancelled a further 1,757,100 common shares. The shares were repurchased at an average price of $18.83 for a total amount of $33.1 million.

As each of our vessels completes the third party charters that were in place on January 1, 2004, the finance leases with Frontline, entered into on January 1, 2004, become effective for accounting purposes. We have accounted for the difference between the historical cost of the vessel, originally transferred to us by Frontline on January 1, 2004 at Frontline's historical carrying value, and the net investment in the lease as a deferred deemed equity contribution. The difference is presented as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the original transfer of the vessel and the subsequent sales type lease. The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the new lease arrangement as lease payments are applied to the principal balance of the lease receivable. In the year ended December 31, 2005 we accounted for $9.2 million as amortization of such deemed equity contributions.

Following these transactions, as of December 31, 2005, our issued and fully paid share capital balance was $73.1 million and our contributed surplus balance was $441.1 million.

During the first five months of 2006, a further 400,000 common shares have been repurchased and cancelled. The shares were repurchased at an average price of $18.03 for a total amount of $7.2 million.

Contractual Commitments

At December 31, 2005, we had the following contractual obligations and commitments:

                                                                   Payment due by period
                                     Less than 1 year    1 - 3 years     3 - 5 years      After 5 years       Total
                                 -------------------- --------------- --------------- ---------------- -------------
                                                                (in thousands of $)
$580 million 8.5% notes                            -               -               -          457,080       457,080
$1,131.4 million  and $350
million credit facilities                    122,519         245,038         245,038          723,982     1,336,577
                                 -------------------- --------------- --------------- ---------------- -------------
Total contractual cash
obligations                                  122,519         245,038         245,038        1,181,062     1,793,657
                                 -------------------- --------------- --------------- ---------------- -------------

Trend information

Our charters with the Charterers provide that daily rates decline over the terms of the charters as discussed in Item 4.B "Our Fleet".

We pay daily management fees, which are payable by us monthly in advance for 365 days per year (366 days in a leap year) for each of our vessels in the amount of $6,500.

Since December 31, 2005 we have acquired one VLCC and agreed to acquire five containerships to be delivered over a five month period commencing January 2007. We have also sold one VLCC tanker. We expect the net increase in our fleet will increase our total revenues.

To partly finance the increase in our fleet size in 2007 we plan to increase our level of indebtedness through a new non recourse credit facility in the amount of approximately $210.0 million; this increased indebtedness will increase our interest expense. Our new non recourse secured credit facility which will be drawn in 2007 bears a higher interest margin (1.4%) than our existing facilities (0.65%-1.00%) and we have entered into interest rate swaps for the full amount at an effective fixed rate of approximately 5.65%. Accordingly, we expect our new facility will increase our average interest rate on our debt.

Since December 31, 2005 market rates for spot chartering tankers have decreased. All of our tanker vessels are subject to long term charters that provide for both a fixed base charterhire and a profit sharing payment that applies once the applicable Charterer earns daily rates from our vessels that exceed certain levels. If market rates for spot market chartered vessels decrease our profit sharing revenues will decrease.

Off balance sheet arrangements

At December 31, 2005 we were not party to any arrangements which are considered to be off balance sheet arrangements.

Liquidity and Capital Resources - Predecessor

As of December 31, 2003 and 2002, we had cash and cash equivalents of $26.5 million, and $20.6 million, respectively. We generated cash from operations of $415.5 million in 2003. Net cash used in investing activities in 2003 was $51.6 million and related primarily to $70 million in funding payments to the various investments in associated companies, in addition to $17 million received as proceeds from the sale of investments in associated companies.

Cash used in financing activities was $358.0 million in 2003. In 2003 there were $178.2 million in principal repayments on long term debt and a net reduction of $178.8 million in the amount due to Frontline.

In July 2003 we disposed of our interests in Golden Lagoon Corporation and Ichiban Transport Corporation for proceeds of $17 million.

In June 2003, we acquired the remaining 50% of the shares in Golden Tide Corporation for $9.5 million.

We had total long term debt outstanding of $991.6 million at December 31, 2003.. As of December 31, 2003, all of our debt was floating rate debt. As of December 31, 2003, our interest rate swap arrangements effectively fixed our interest rate exposure on $152.6 million of floating rate debt.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors and certain key officers of Frontline Management AS, which is a wholly owned subsidiary of Frontline, who are responsible for overseeing the management of our vessels. With the exception of Paul Leand , all of our current executive officers and directors are officers and/or directors of Frontline, Frontline Management and the Charterers.

Name                               Age          Position
----                               ---          --------

Tor Olav Tr0im.................... 43   Chairman of the Board
Paul Leand........................ 39   Director of the Company
Kate Blankenship.................. 41   Director of the Company and Chairperson
                                        of the Audit Committee
Lars Solbakken.................... 49   Chief Executive Officer of Ship Finance
                                        Management AS
Inger M. Klemp.................... 43   Chief Financial Officer of Frontline
                                        Management AS
Oscar Spieler..................... 45   Chief Executive Officer of Frontline
                                        Management AS

Under our constituent documents, we are required to have at least one independent director on our board of directors whose consent will be required to file for bankruptcy, liquidate or dissolve, merge or sell all or substantially all of our assets.

Certain biographical information about each of our directors and executive officers is set forth below.

Tor Olav Tr0im has been the Chairman of the Board since October 2003. He has been Vice-President and a director of Frontline since November 3, 1997. He previously served as Deputy Chairman of Frontline from July 4, 1997. Since May 2000, Mr. Tr0im has been a director and Vice-Chairman of Knightsbridge Tankers Ltd, a Bermuda company listed on the NASDAQ National Market. He is a director of Aktiv Inkasso ASA, a Norwegian Oslo Stock Exchange listed company and Golden Ocean Group Limited, a Bermuda company listed on the Oslo Stock Exchange. Prior to his service with Frontline, from January 1992, Mr. Tr0im served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company. Since May 2001, Mr. Tr0im has served as a director of Golar LNG Limited, a Bermuda company listed on the Oslo Stock Exchange and the NASDAQ National Market. Mr. Tr0im has served as a director of SeaDrill Limited, a Bermuda company listed on the Oslo Stock Exchange, since May 2005.

Paul Leand Jr., who is not affiliated with Frontline, serves as a Director of the Company. Mr. Leand is the Chief Executive Officer and Director of AMA Capital Partners LLC, or AMA, an investment bank specializing in the maritime industry. From 1989 to 1998 Mr. Leand served at the First National Bank of Maryland where he managed the Bank's Railroad Division and its International Maritime Division. He has worked extensively in the U.S. capital markets in connection with AMA's restructuring and mergers and acquisitions practices. Mr. Leand serves as a member of American Marine Credit LLC's Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund I, a private equity fund formed and managed by AMA.

Kate Blankenship has been a director of the Company since October 2003. Mrs. Blankenship served as the Company's Chief Accounting Officer and Company Secretary from October 2003 to October 2005. Mrs. Blankenship has been a director of Frontline Ltd since August 2003, a director of Golar LNG Limited since 2003 and a director of Golden Ocean Group Limited since October 2004. Mrs. Blankenship has served as a director of SeaDrill Limited since May 2005.

Lars Solbakken has been employed as Chief Executive Officer of Ship Finance Management AS since May 1, 2006. In the period from June 1997 until April 2006, Mr. Solbakken was employed as General Manager of Fortis Bank in Norway and was also responsible for the bank's shipping and oil service activities in Scandinavia. From 1987 to 1997 Mr. Solbakken served in several positions in Nordea Bank Norge ASA (previously Christiania Bank). He was Senior Vice President and Deputy for the shipping, offshore and aviation group, head of equity issues and merger & acquisition activities and General Manager for the Seattle Branch. Prior to joining Nordea Bank Norge ASA, Mr. Solbakken worked five years in Wilh. Wilhelmsen ASA as Finance Manager.

Inger M. Klemp has served as Chief Financial Officer of Frontline Management AS since June 1, 2006. Mrs. Klemp has served as Vice President Finance from August 2001 until she was promoted. From 1992 to 2001 Mrs. Klemp served in various positions in Color Group ASA, a Norwegian cruise ferry operator. From 1989 to 1992 Mrs. Klemp served as Assistant Vice President in Nordea Bank Norge ASA (previously Christiania Bank).

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

B. COMPENSATION

During the year ended December 31, 2005, we paid to our directors and executive officers (three persons) aggregate cash compensation of $52,500 and an aggregate amount of $nil for pension and retirement benefits. We reimburse directors for reasonable out of pocket expenses incurred by them in connection with their service to us.

C. BOARD PRACTICES

In accordance with our Bye-laws the number of Directors shall be such number not less than two as the Company by Ordinary Resolution may from time to time determine and each Director shall hold office until the next annual general meeting following his election or until his successor is elected. We have three Directors.

We currently have an audit committee, which is responsible for overseeing the quality and integrity of the Company's financial statements and its accounting, auditing and financial reporting practices, the Company's compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance and the Company's internal audit function.

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

D. EMPLOYEES

We currently employ one person, Mr Lars Solbakken. This is because Frontline Management has assumed full managerial responsibility for our fleet and our administrative services.

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in our common shares as of June 2, 2006, were as follows:

                                                                Percentage of
                                            Common Shares       Common Shares
Director or Officer                         of $1.00 each         Outstanding
-------------------                         -------------         -----------

Tor Olav Tr0im                                    204,700                   *
Paul Leand                                              -                   -
Kate Blankenship                                    3,766                   *
Lars Solbakken                                          -                   -
Inger M. Klemp                                     14,133                   *
Oscar Spieler                                      14,083                   *


* Less than one per cent

We do not have a share option plan and none of our Directors and officers hold any options to acquire our common shares.


ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table presents certain information regarding the current ownership of our Common Shares with respect to (i) each person who we know to own more than five percent of our outstanding Common Shares; and (ii) all directors and officers as a group as of June 2, 2006.

                                                             Common Shares
Owner                                                     Amount      Percent

Farahead Investment. Inc.                               14,000,000      19.24%
Hemen Holding Ltd.                                      13,333,994      18.33%
Frontline Ltd.                                           8,084,686      11.11%
Fidelity Management & Research Company                   3,977,763       5.33%
All Directors and Officers as a group (six persons)        236,682       0.32%*

* Less than one per cent

Hemen is a Cyprus holding company, and Farahead is a Liberian company, both indirectly controlled by Mr John Fredriksen, who is Frontline's Chairman and Chief Executive Officer.

The Company's major shareholders have the same voting rights as other shareholders of the Company.

As at June 2, 2006, 62,909,002 of our Common Shares were held by 231 holders of record in the United States.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control.


B. RELATED PARTY TRANSACTIONS

We have acquired the majority of our assets, which at May 11, 2006 consist primarily of our fleet of 52 vessels, from Frontline. The majority of our operations are conducted through contractual relationships between us and other affiliates of Frontline. In addition, the majority of our directors are also directors of Frontline. We refer you to Item 10.C "Material Contracts" for discussion of the material contractual arrangements that we have with Frontline and its affiliates.

We acquired our initial fleet of 46 vessel owning subsidiaries and one subsidiary with an option to acquire an additional vessel from Frontline pursuant to a fleet purchase agreement between us and Frontline that we entered into in December 2003. We paid a total of $1,061.8 million to Frontline being the book value of assets transferred by Frontline less amounts of debt assumed. As part of this spin-off transaction we also received an equity contribution of $525.0 million from Frontline. We assumed senior secured indebtedness with respect to our fleet in the amount of approximately $1,158 million.

We charter 50 of our vessels to Frontline under long-term leases, most of which were given economic effect from January 1, 2004. In connection with these charters, we have recognized the inception of net investments in finance leases of $1,876.5 million, additions during 2005 of $647.8 million and disposals during 2005 of $160.8 million. At December 31, 2005 the balance of net investments in finance leases with Frontline was $1,925.4 million (2004:
$1,718.6 million) of which $107.0 million (2004: $77.0 million) represents short-term maturities.

We pay Frontline a management fee of $6,500 per day per vessel for all of its vessels, with the exception of five which are bareboat chartered, resulting in expenses of $105.2 million for the year ended December 31, 2005 (2004: 96.4 million). The management fees have been classified as ship operating expenses.

We pay Frontline an administrative management fee of $20,000 per year plus $20,000 per vessel per year. Based on the current fleet we paid Frontline $1.0 million in 2005 (2004: $960,000) under this arrangement. These fees have been classified as administrative expenses.

Frontline pay us profit sharing payments of 20% earnings above average base charter rates as presented in Item 5 "Trend Information" for the 11 month period beginning February 1, 2004 and each year thereafter. During the year ended December 31, 2005, we earned and recognized revenue of $88.1 million (2004:
$114.9 million) under this arrangement.

In 2005, we bought a further six vessels from Frontline, all of which have been chartered back to Frontline Shipping II under long term charters. In January 2005, we bought the Front Century and Front Champion, for a total of $196 million. In March 2005, we bought the VLCC Golden Victory from Frontline for $98 million. In June 2005 we bought the Front Traveller, Front Transporter and Front Target for an aggregate of $92 million. Also in June 2005, we purchased the Sea Energy, Sea Force, Sea Alfa and Sea Beta from parties affiliated with Hemen for total consideration of $282.6 million. The Sea Energy and Sea Force are chartered back to Frontline Shipping II, while the Sea Alfa and Sea Beta have been chartered to unrelated third parties, both until 2009.

In January 2006 we acquired the VLCC Front Tobago from Frontline for consideration of $40.0 million. Effective January 2006 this vessel has replaced the Navix Astral and will fulfil the remainder of the Navix Astral time charter with Frontline from the delivery of the vessel to its new owner until the charter termination date in January 2014.


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


Payment Date                                Amount per Share

2004
July 9, 2004                                      $0.25
September 13, 2004                                $0.35
December 7, 2004                                  $0.45

2005
March 18, 2005                                    $0.50
June 24, 2005                                     $0.50
September 20, 2005                                $0.50
December 13, 2005                                 $0.50

2006
March 20, 2006                                    $0.50

The timing and amount of dividends, if any, is at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, cash requirements, restrictions in financing arrangements and other relevant factors.

B. SIGNIFICANT CHANGES

We were incorporated in Bermuda in October 2003 as a wholly owned subsidiary of Frontline for the purpose of acquiring certain of our shipping assets. During 2004, Frontline distributed approximately 48.3% of its shares in us to its shareholders and at December 31, 2004 held 50.8% in the Company. See Item 4. Information on the Company. In 2005, Frontline spun off a further 35% of its shares in the Company to its shareholders. In February 2006, 5% was spun off and Frontline holds approximately 11.1% of our shares as at June 2 2006.


ITEM 9.           THE OFFER AND LISTING

Not applicable except for Item 9.A. 4. and Item 9. C.

The Company's Common Shares were listed on the New York Stock Exchange ("NYSE") on June 17, 2004 and commenced trading on that date under the symbol "SFL".

The following table sets forth the fiscal years high and low prices for the Common Shares on the NYSE since the date of listing.

                                                            High           Low
Fiscal year ended December 31

2005                                                      $24.00        $16.70
2004                                                      $26.16        $11.55

The following table sets forth, for each full financial quarter the high and low prices of the Common Shares on the NYSE since the date of listing.

                                                            High           Low

Fiscal year ended December 31, 2005
First quarter                                             $24.00        $18.41
Second quarter                                            $20.79        $18.05
Third quarter                                             $20.83        $17.67
Fourth quarter                                            $20.25        $16.70

Fiscal year ended December 31, 2004
Second quarter                                            $16.00        $11.55
Third quarter                                             $22.75        $14.30
Fourth quarter                                            $26.16        $18.64

The following table sets forth, for the most recent six months, the high and low prices for the Common Shares on the NYSE.

                                                            High           Low
May 2006                                                  $19.78        $18.21
April 2006                                                $17.72        $16.52
March 2006                                                $18.46        $16.57
February 2006                                             $18.70        $17.92
January 2006                                              $19.15        $16.30
December 2005                                             $18.70        $16.70


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

Our shareholders have no pre-emptive, subscription, redemption, conversion or sinking fund rights. Shareholders are entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders. Shareholders have no cumulative voting rights. Shareholders are entitled to dividends if and when they are declared by our Board of Directors, subject to any preferred dividend right of holders of any preference shares. Directors to be elected by shareholder require a plurality of votes cast at a meeting at which a quorum is present. For all other matters, unless a different majority is required by law or our bye-laws, resolutions to be approved by shareholders require approval by a majority of votes cast at a meeting at which a quorum is present.

Upon our liquidation, dissolution or winding up, shareholders will be entitled to receive, rateably, our net assets available after the payment of all our debts and liabilities and any preference amount owed to any preference shareholders. The rights of shareholders, including the right to elect directors, are subject to the rights of any series of preference shares we may issue in the future.

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

C. MATERIAL CONTRACTS

Fleet Purchase Agreement
On December 11, 2003 we entered into a fleet purchase agreement with Frontline pursuant to which we acquired our initial fleet of 46 vessel owning subsidiaries and one subsidiary with an option to acquire an additional vessel. We paid an aggregate purchase price of $950.0 million, excluding working capital and other intercompany balances retained by us. We also assumed senior secured indebtedness with respect to its fleet in the amount of approximately $1.158 billion. The purchase price and the refinancing of the existing senior secured indebtedness on those vessels, which was completed in January of 2004, were financed through a combination of the net proceeds from our issuance of $580 million of 8 1/2% Senior Notes, due 2013, funds from a $1.058 billion senior secured credit facility and a deemed equity contribution of $525.0 million from Frontline.

Time Charters
We have chartered the vessels we acquired from Frontline to the Charterers under long term time charters, which will extend for various periods depending on the age of the vessels, ranging from approximately eight to twenty two years.

With the exceptions described below, the daily base charter rates for our charters with Frontline Shipping, which are payable to us monthly in advance for a maximum of 360 days per year (361 days per leap year), are as follows:

Year                                                      VLCC       Suezmax
----                                                      ----       -------

2003 to 2006..............................................$25,575     $21,100
2007 to 2010..............................................$25,175     $20,700
2011 and beyond...........................................$24,175     $19,700

The daily base charterhire for our vessels that are chartered to Frontline Shipping II, which is also payable to us monthly in advance for a maximum of 360 days per year (361 days per leap year), is as follows:

The daily base charter rates for vessels that reach their 18th delivery date anniversary, in the case of non-double hull vessels, or their 20th delivery date anniversary, in the case of double hull vessels, will decline to $18,262 per day for VLCCs and $15,348 for Suezmax tankers after such dates, respectively

Vessel                2005 to 2006  2007 to 2010  2011 to 2018  2019 and beyond
------                ------------  ------------  ------------  ---------------

Front Champion........$31,340       $31,140       $30,640       $28,464
Front Century.........$31,501       $31,301       $30,801       $28,625
Golden Victory........$33,793       $33,793       $33,793       $33,793
Front Energy..........$30,014       $30,014       $30,014       $30,014
Front Force...........$29,853       $29,853       $29,853       $29,853

For the VLCC Front Tobago and the three Suezmaxes, Front Target, Front Transporter and Front Traveller the terms are similar to the listed above under Frontline Shipping as these vessels represent replacement leases for vessels included in the original fleet purchase which have been sold.

In addition, the base charter rate for our non-double hull vessels will decline to $7,500 per day after the vessels anniversary dates in 2010, at which time Frontline Shipping will have the option to terminate the charters for those vessels. Each charter also provides that the base charter rate will be reduced if the vessel does not achieve the performance specifications set forth in the charter. The related management agreement provides that Frontline Management will reimburse us for any such reduced charter payments. The Charterers have the right under a charter to direct us to bareboat charter the related vessel to a third party. During the term of the bareboat charter, the Charterers will continue to pay us the daily base charter rate for the vessel, less $6,500 per day. The related management agreement provides that our obligation to pay the $6,500 fixed fee to Frontline Management will be suspended for so long as the vessel is bareboat chartered.

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

The terms of the charters do not provide the Charterers with an option to terminate the charter before the end of its term, other than with respect to our non-double hull vessels after the vessels anniversary dates in 2010. We may terminate any or all of the charters in the event of an event of default under the charter ancillary agreement that we describe below. The charters may also terminate in the event of (1) a requisition for title of a vessel or (2) the total loss or constructive total loss of a vessel. In addition, each charter provides that we may not sell the related vessel without relevant Charterers consent.


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

Charter Service Reserve. Frontline Shipping was initially capitalized with $250 million in cash provided by Frontline to support its obligation to make payments to us under the charters. Frontline Shipping II has been capitalised with approximately $21.0 million in cash. Due to sales and acquisitions, the current capitalisation in the Charterers are $218.2 million and $56.2 million respectively. These funds are being held as a charter service reserve to support each Charterer's obligation to make charter payments to us under the charters. The Charterer's are entitled to use the charter service reserve only (1) to make charter payments to us and (2) for reasonable working capital to meet short term voyage expenses. The Charterers are required to provide us with monthly certifications of the balances of and activity in the charter service reserve.

Material Covenants. Pursuant to the terms of the charter ancillary agreement, each Charterer has agreed not to pay dividends or other distributions to its shareholders or loan, repay or make any other payment in respect of its indebtedness or any of its affiliates (other than us or our wholly owned subsidiaries), unless (1) the relevant Charterer is then in compliance with its obligations under the charter ancillary agreement, (2) after giving effect to the dividend or other distribution, (A) the Charterer remains in compliance with such obligations, (B) the balance of the charter service reserve equals at least $218.2 million, in the case of Frontline Shipping, or $56.2 million in the case of Frontline Shipping II (which threshold will be reduced by $5.3 million and $7.0 million alternatively $5.3 million in the case of Frontline Shipping and Frontline Shipping II, respectively, in each event that a charter to which the Charterer is a party is terminated other than by reason of a default by the Charterer), which we refer to as the "Minimum Reserve", and (C) it certifies to us that it reasonably believes that the charter service reserve will be equal to or greater than the Minimum Reserve level for at least 30 days after the date of that dividend or distribution, taking into consideration it's reasonably expected payment obligations during such 30-day period, (3) any charterhire payments deferred pursuant to the deferral provisions described below have been fully paid to us and (4) any profit sharing payments deferred pursuant to the profit sharing payment provisions described below have been fully paid to us. In addition, each Charterer has agreed to certain other restrictive covenants, including restrictions on its ability to, without our consent:

     o amend its organizational documents in a manner that would adversely affect us;

     o    violate its organizational documents;

     o engage in businesses other than the operation and chartering of our vessels; (not applicable for Frontline Shipping II)

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

     Deferral of Charter Payments. For any period during which the cash and cash equivalents held by Frontline Shipping are less than $75 million Frontline Shipping is entitled to defer from the payments payable to us under each charter up to $4,600 per day for each of our vessels that is a VLCC and up to $3,400 per day for each of our vessels that is a Suezmax, in each case without interest. However, no such deferral with respect to a particular charter may be outstanding for more than one year at any given time. Frontline Shipping will be required to immediately use all revenues that Frontline Shipping receives that are in excess of the daily charter rates payable to us to pay any deferred amounts at such time as the cash and cash equivalents held by Frontline Shipping are greater than $75 million, unless Frontline Shipping reasonably believes that the cash and cash equivalents held by Frontline Shipping will not exceed $75 million for at least 30 days after the date of the payment. In addition, Frontline Shipping will not be required to make any payment of deferred charter amounts until the payment would be at least $2 million. For Frontline Shipping II, with respect to the vessels that represent replacement leases for vessels included in the original fleet purchase which have been sold, the terms are similar to the ones listed under Frontline Shipping above.

     Profit Sharing Payments. Under the terms of the charter ancillary agreements, beginning with the final 11-month period in 2004 and for each calendar year after that, the Charterers have agreed to pay us a profit sharing payment equal to 20% of the charter revenues for the applicable period, calculated annually on a TCE basis, realized by that Charter for our fleet in excess of the daily base charterhire. After 2010, all of our non-double hull vessels will be excluded from the annual profit sharing payment calculation. For purposes of calculating bareboat revenues on a TCE basis, expenses are assumed to equal $6,500 per day. Each of the Charterers has agreed to use its commercial best efforts to charter our vessels on market terms and not to give preferential treatment to the marketing of any other vessels owned or managed by Frontline or its affiliates.

     Frontline Shipping and Frontline Shipping II are entitled to defer, without interest, any profit sharing payment to the extent that, after giving effect to the payment, the charter service reserve would be less than the Minimum Reserve. Frontline Shipping and Frontline Shipping II are required to immediately use all revenues that Frontline Shipping and Frontline Shipping II receive that are in excess of the daily charter rates payable to us to pay any deferred profit sharing amounts at such time as the charter service reserve exceeds the minimum reserve, unless Frontline Shipping reasonably believes that the charter service reserve will not exceed the minimum reserve level for at least 30 days after the date of the payment. In addition, Frontline Shipping and Frontline Shipping II will not be required to make any payment of deferred profit sharing amounts until the payment would be at least $2 million.

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

     o Frontline Management materially breaches any of its obligations under any of the management agreements; or

     o Frontline Shipping and Frontline Shipping II fails at any time to hold at least $55 million or $12.4 million in cash and cash equivalents, respectively.

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

Frontline Management is also obligated under the management agreements to maintain insurance for each of our vessels, including marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances) and war risk insurance. Frontline Management will also reimburse us for all lost charter revenue caused by our vessels being off hire for more than five days per year on a fleet-wide basis or failing to achieve the performance standards set forth in the charters. Under the management agreements, we will pay Frontline Management a fixed fee of $6,500 per day per vessel for all of the above services, for as long as the relevant charter is in place. If Frontline Shipping exercises its right under a charter to direct us to bareboat charter the related vessel to a third party, the related management agreement provides that our obligation to pay the $6,500 fixed fee to Frontline Management will be suspended for so long as the vessel is bareboat chartered. Both we and Frontline Management have the right to terminate any of the management agreements if the relevant charter has been terminated and in addition we have the right to terminate any of the management agreements upon 90 days prior written notice to Frontline Management.

Frontline has guaranteed to us Frontline Management's performance under these management agreements.

Administrative Services Agreement
We have entered into an administrative services agreement with Frontline Management and our vessel owning subsidiaries effective January 1, 2004 and subsequent administrative services agreements for the vessel owning subsidiaries purchased at a later time. Under these administrative services agreements Frontline Management provides us and our vessel owning subsidiaries with administrative support services such as the maintenance of our corporate books and records, payroll services, the preparation of tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, legal and accounting services, assistance in complying with United States and other relevant securities laws, obtaining non-vessel related insurance, if any, cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services. Under this agreement Frontline Management also provides us and our vessel owning subsidiaries with office space in Bermuda. We and our vessel owning subsidiaries pay Frontline Management a fixed fee of $20,000 each per year for its services under the agreement, and reimburse Frontline Management for reasonable third party costs, including directors fees and expenses, shareholder communications and public relations, registrars, audit, legal fees and listing costs, if Frontline Management advances them on our behalf.

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

E. TAXATION

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report. Unless otherwise noted, references to the "Company" include the Company's Subsidiaries. This discussion assumes that we do not have an office or other fixed place of business in the United States.

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

For the 2005 tax year, the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, the Company's stock was primarily and regularly traded on the New York Stock Exchange.

Final regulations interpreting Section 883 became effective for calendar year taxpayers such as the Company and its subsidiaries beginning with the calendar year 2005.

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

As used herein, the term "U.S. Holder" means a beneficial owner of our common stock that (i) is a U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust and (ii) owns our common stock as a capital asset, generally, for investment purposes.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your own tax advisor on this issue.

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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend.

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

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or a PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

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

Liberian Taxation

The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the "New Act"). In contrast to the income tax law previously in effect since 1977 (the "Prior Law"), which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of a non-resident Liberian corporation, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping, such as our Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001 (the "New Regulations"). In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from Liberian income tax as under the Prior Law.

If our Liberian subsidiaries were subject to Liberian income tax under the New Act, our Liberian subsidiaries would be subject to tax at a rate of 35% on their worldwide income. As a result, their, and subsequently our, net income and cash flow would be materially reduced by the amount of the applicable tax. In addition, we, as shareholder of the Liberian subsidiaries, would be subject to Liberian withholding tax on dividends paid by the Liberian subsidiaries at rates ranging from 15% to 20%.


F. DIVIDENDS AND PAYING AGENTS

Not Applicable

G. STATEMENT BY EXPERTS

Not Applicable

H. DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission 100 Fifth Street, N.E., Room 1580 Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the public reference facilities maintained by the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at our principal executive offices at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda HM 08.

I. SUBSIDIARY INFORMATION

Not Applicable


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate risk. We may enter into derivative instruments from time to time for speculative purposes.

Our exposure to interest rate risk relates primarily to our debt and related interest rate swaps. The majority of this exposure derives from our floating rate debt, which totalled $1,336.6 million at December 31, 2005 (2004: $948.6 million). We have entered into interest rate swap agreements to manage this exposure to interest rate changes by swapping floating interest rates with fixed interest rates. At December 31, 2005, we had fourteen swaps with a total notional principal of $568.3 million (2004: $581.4 million) The swap agreements mature between March 2006 and February 2009, and we estimate that we would receive $18.4 million to terminate these agreements as of December 31, 2005 (2004: $3.6 million). Our net exposure to interest rate fluctuations is $768.3 million at December 31, 2005 (2004: $367.2 million). Our net exposure is based on our total floating rate debt less the notional principal of our floating to fixed interest rate swaps. A one per cent change in interest rates would increase or decrease interest expense by $7.7 million per year as of December 31, 2005 (2004: $3.6 million).

The fair market value of our fixed rate debt was $427.3 million as of December 31, 2005 (2004: $546.2 million). If interest rates were to increase or decrease by one per cent with all other variables remaining constant, we estimate that the market value of our fixed rate debt would decrease or increase by approximately $22.7 million and $24.5 million respectively (2004: decrease by $31.2 and increase by $33.8 million).

The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. One of our subsidiaries had charter contracts denominated in Yen. At December 31, 2005 we had (Y)35.7 million (2004: (Y)929 million) receivable in relation to long term Yen denominated charter contracts; a movement of one Yen in the exchange rate would not have a significant effect on net income. The charterer also had an option to buy the vessel for (Y)4,666 million in January 2006, this option was exercised. The option was settled on January 17, 2006. Since this date, we do not have any direct Yen exposure in the Company.


ITEM 12.        DESCRIPTION OF SECURITIES

Not Applicable

PART II

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Neither we nor any of our subsidiaries have been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund instalment or any other material default that was not cured within 30 days. In addition, the payment of our dividends are not, and have not been in arrears or have note been subject to material delinquency that was not cured within 30 days.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.      CONTROLS AND PROCEDURES

(a)  Disclosure of Controls and Procedures

As of December 31, 2005, we carried out an evaluation of the effectiveness of the design and operation of the our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the our disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in our periodic SEC filings.

(b)  Management's Annual Report on Internal Control over Financial Reporting

Not Applicable

(c)  Attestation report of the registered public accounting firm

Not Applicable

(d)  Changes in Internal Controls over Financial Reporting

There have been no changes in internal controls over financial reporting (identified in connection with management's evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16 A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that our Audit Committee has one Audit Committee Financial Expert. Kate Blankenship is an independent Director and is the Audit Committee Financial Expert.

ITEM 16 B.    CODE OF ETHICS.

We have adopted a Code of Ethics that applies to all entities controlled by us and our employees, directors, officers and agents of the Company. The Code of Ethics has previously been filed as Exhibit 11.1 to the our Annual Report on Form 20-F for the fiscal year ended December 31 2004, filed with the Securities and Exchange Commission on June 30, 2005, and is hereby incorporated by reference into this Annual Report.

We have posted a copy of our Code of Ethics on its website at www.shipfinance.bm We will provide any person, free of charge, a copy of its Code of Ethics upon written request to our registered office.

ITEM 16 C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2005 and 2004 was Moore Stephens, P.C. The following table sets forth the fees related to audit and other services provided by Moore Stephens, P.C.


(in thousands of $)
                                                        2005        2004

Audit Fees (a)                                           330         250
Audit-Related Fees (b)                                     9           -
Tax Fees (c)                                               -           -
All Other Fees (d)                                         -           -
Total                                                    339         250


(a)  Audit Fees
Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

(b)  Audit -Related Fees
Audit-related fees consisted of assurance and related services rendered by the principal accountant related to the performance of the audit or review of our financial statements which have not been reported under Audit Fees above.

(c)  Tax Fees
Tax fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

(d)  All Other Fees
All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2005 were approved by the Board pursuant to the pre-approval policy.

ITEM 16 D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable


ITEM 16 E.   PURCHASE OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

                                                  Total Number   Maximum Number
                                                  of Shares      (or Approximate
                                                  (or Units)     Dollar Value)
                                                  Purchased as   of  Shares
                        Total                     Part of        (or Units)
                        Number        Average     Publicly       that May Yet
                        of Shares     Price Paid  Announced      Be Purchased
                        (or Units)    per Share   Plans or       Under the Plans
Period                  Purchased     (or Units)  Programs       or Programs
------                  ---------     ----------  --------       -----------

05.06.01 to 05.06.30    300,000 (1)   $19.58        -              -
05.10.01 to 05.10.31    336,400 (1)   $19.43        -              -
05.11.01 to 05.11.30    520,700 (1)   $18.95        -              -
05.12.01 to 05.12.31    600,000 (1)   $18.01        -              -
Total                 1,757,100 (1)   $18.81        -              -

(1) The shares repurchased in the period were not part of a publicly announced plan or program. The repurchases were made in open-market transactions.

PART III


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


Financial Statements for Ship Finance International Limited.


Report of Independent Registered Public Accounting Firm                   F-2

Report of Independent Registered Public Accounting Firm                   F-3

Report of Independent Registered Public Accounting Firm                   F-4

Consolidated Statements of Operations for the years ended
December 31, 2005 and 2004 and the period from October 10,
2003 (inception) to December 31, 2003 and Predecessor Combined
Carve-out Statement of Operations for the year ended December 31,
2003                                                                      F-5

Consolidated Balance Sheets as of December 31, 2005 and 2004              F-6

Consolidated Statements of Cash Flows for the years ended
December 31, 2005 and 2004 and the period from October 10,
2003 (inception) to December 31, 2003 and Predecessor Combined
Carve-out Statement of Cash Flows for the year ended December 31,
2003                                                                      F-7

Consolidated Statement of Changes in Stockholders' Equity for the
years ended December 31, 2005 and 2004 and the period from
October 10, 2003 (inception) to December 31, 2003 and Predecessor
Combined Carve-out Statement of Changes in Stockholders' Equity
for the year ended December 31 2003                                       F-9

Notes to Consolidated and Predecessor Combined Carve-out
Financial Statements                                                      F-10

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

8.1      Subsidiaries of the Company

11.1*    Code of Ethics

12.1     Certification of the Principal Executive Officer

12.2     Certification of the Principal Executive Officer

12.3     Certification of the Principal Financial Officer

13.1 Certifications under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer

13.2 Certifications under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer

13.3 Certifications under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer


* Incorporated herein by reference.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                         Ship Finance International Limited.
                                                    (Registrant)

Date  June 27, 2006                      By:  /s/ Inger M. Klemp
                                              --------------------------------
                                              Inger M. Klemp
                                              Principal Financial Officer

Ship Finance International Limited
Index to Consolidated and Predecessor Combined Carve-out Financial Statements


Report of Independent Registered Public Accounting Firm                   F-2

Report of Independent Registered Public Accounting Firm                   F-3

Report of Independent Registered Public Accounting Firm                   F-4

Consolidated Statements of Operations for the years ended                 F-5
December  31, 2005 and 2004 and the period from October 10, 2003
(inception)  to  December  31,  2003  and  Predecessor  Combined
Carve-out   Statement   of   Operations   for  the  year   ended
December 31, 2003

Consolidated Balance Sheets as of December 31, 2005 and 2004              F-6

Consolidated  Statements  of  Cash  Flows  for the  years  ended          F-7
December  31, 2005 and 2004 and the period from October 10, 2003
(inception)  to  December  31,  2003  and  Predecessor  Combined
Carve-out   Statement   of  Cash   Flows  for  the  year   ended
December 31, 2003

Consolidated  Statement of Changes in  Stockholders'  Equity for          F-9
the years ended  December  31, 2005 and 2004 and the period from
October  10,  2003   (inception)   to  December   31,  2003  and
Predecessor   Combined   Carve-out   Statement   of  Changes  in
Stockholders' Equity for the year ended December 31 2003

Notes  to  Consolidated  and  Predecessor   Combined   Carve-out          F-10
Financial Statements

Ship Finance International Limited
Report of Independent Registered Public Accounting Firm

To the Board of Directors of Ship Finance International Limited

We have audited the accompanying consolidated balance sheets of Ship Finance International Limited and subsidiaries (the "Company"), as of December 31, 2005 and 2004, and the related consolidated statements of operations, cash flows and changes in stockholders' equity for the years ended December 31, 2005 and 2004 These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2004, and the consolidated results of their operations, and their cash flows for the years ended December 31, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.

MOORE STEPHENS, P. C.
Certified Public Accountants.

New York, New York
February 15, 2006

Ship Finance International Limited
Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Ship Finance International
Limited.

In our opinion, the accompanying statements of operations, cash flows and changes in stockholders' equity present fairly, in all material respects, the results of operations of Ship Finance International Limited (the Company) and its cash flows for the period from October 10, 2003 (Inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


PricewaterhouseCoopers DA
Oslo, Norway
February 6, 2004

Ship Finance International Limited
Report of Independent Registered Public Accounting Firm


To the Board of Directors and Stockholders of Ship Finance International
Limited.

In our opinion, the accompanying predecessor combined statement of operations, cash flows and changes in stockholders' equity present fairly, in all material respects, the results of operations of the predecessor to Ship Finance International Limited and its subsidiaries (the Company) at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


PricewaterhouseCoopers DA
Oslo, Norway
March 22, 2004

                       Ship Finance International Limited

  Consolidated Statements of Operations for the years ended December 31, 2005,
      December 31, 2004 and the period from October 10, 2003 (inception) to December 31, 2003 and Predecessor Combined Carve-out Statement of Operations
                      for the year ended December 31, 2003

(in thousands of $, except per share data)
                                                                                                      Predecessor
                                                                                      Period from     Predecessor
                                                                                      October 10,       Combined
                                                                                         2003          Carve-out
                                                     Year ended       Year ended    (inception) to     Year ended
                                                    December 31,     December 31,    December 31,     December 31,
                                                        2005             2004            2003             2003
Operating revenues
Time charter revenues                                    62,605           86,741             -           40,759
Bareboat charter revenues                                 7,325           27,453             -           25,986
Voyage charter revenues                                   9,745           49,707             -          628,323
Finance lease interest income                           177,474          140,691             -                -
Finance lease service revenues                           92,265           72,551             -                -
Profit sharing revenues                                  88,096          114,926             -                -
----------------------------------------------------------------- --------------- -------------- ---------------
Total operating revenues                                437,510          492,069             -          695,068
Loss on sale of assets                                     (654)               -             -                -
Operating expenses
Voyage expenses and commission                            3,600            9,978             -          148,533
Ship operating expenses                                 110,240           96,505             -           81,989
Administrative expenses                                   2,447            3,812            14            9,715
Depreciation                                             19,907           34,617             -          106,015
----------------------------------------------------------------- --------------- -------------- ---------------
Total operating expenses                                136,194          144,912            14          346,252
Net operating income/(loss)                             300,662          347,157           (14)         348,816
Other income/(expenses)
Interest income                                           3,343            2,567           199            5,866
Interest expense                                       (111,935)         (95,933)       (2,122)         (35,117)
Share of results of associated companies                      -                -             -           22,098
Foreign currency exchange gain (loss)                       (52)              88             -          (10,442)
Other financial items, net                               17,528            8,780             -            3,591
----------------------------------------------------------------- --------------- -------------- ---------------
Net other expenses                                      (91,116)         (84,498)       (1,923)         (14,004)
----------------------------------------------------------------- --------------- -------------- ---------------
Net income/(loss)                                       209,546          262,659        (1,937)         334,812
================================================================= =============== ============== ===============
Per share information:
Basic and diluted earnings per share                       $2.84           $3.52              -           $4.53
Cash dividends paid and declared                           $2.00           $1.05              -               -

The accompanying notes are an integral part of these consolidated and combined carve-out financial statements.

                       Ship Finance International Limited

          Consolidated Balance Sheets as of December 31, 2005 and 2004

(in thousands of $)

                                                                         December 31,      December 31,
                                                                                2005               2004
ASSETS
Current assets
  Cash and cash equivalents                                                     32,857          29,193
  Restricted cash                                                                1,575           5,379
  Trade accounts receivable                                                        382             256
  Amount due from parent company                                                79,416         119,790
  Other receivables                                                              1,409             241
  Inventories                                                                      185               -
  Prepaid expenses and accrued income                                              106               -
  Investment in finance leases, current portion                                107,010          76,998
---------------------------------------------------------- ---------------------------- ----------------
  Total current assets                                                         222,940         231,857
Vessel purchase option                                                               -           8,370
Vessels and equipment, net                                                     315,220         236,305
Investment in finance leases                                                 1,818,344       1,641,644
Mark to market valuation of derivatives                                         19,563           7,737
Deferred charges                                                                17,846          27,024
---------------------------------------------------------- ---------------------------- ----------------
  Total assets                                                               2,393,913       2,152,937
========================================================== ============================ ================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Short-term debt and current portion of long-term debt                        122,519          91,308
  Trade accounts payable                                                           978             180
  Accrued expenses                                                               9,908           8,396
  Other current liabilities                                                      1,315             382
---------------------------------------------------------- ---------------------------- ----------------
  Total current liabilities                                                    134,720         100,266
Long-term liabilities
  Long-term debt                                                             1,671,138       1,387,586
  Mark to market valuation of derivatives                                        1,196           4,103
  Other long-term liabilities                                                   25,337               -
---------------------------------------------------------- ---------------------------- ----------------
Total liabilities                                                            1,832,391       1,491,955
Commitments and contingent liabilities
Stockholders' equity
  Share capital                                                                 73,144           74,901
  Contributed surplus                                                          441,105          463,261
  Retained earnings                                                             47,273          122,820
---------------------------------------------------------- ---------------------------- ----------------
  Total stockholders' equity                                                   561,522          660,982
---------------------------------------------------------- ---------------------------- ----------------
  Total liabilities and stockholders' equity                                 2,393,913        2,152,937
========================================================== ============================ ================

The accompanying notes are an integral part of these consolidated and combined carve-out financial statements.

                       Ship Finance International Limited

 Consolidated Statements of Cash Flows for the years ended December 31, 2005 and
      2004 and the period from October 10, 2003 (inception) to December 31,
     2003 and Predecessor Combined Carve-out Statement of Cash Flows for the
                          year ended December 31, 2003

(in thousands of $)

                                                                                                    Period from     Predecessor
                                                                                                    October 10,     Combined
                                                                                                    2003            Carve-out
                                                                 Year ended       Year ended        (inception) to  Year ended
                                                                December 31,     December 31,       December 31,    December 31,
                                                                   2005             2004            2003            2003
Operating activities
Net income (loss)                                                 209,546          262,659          (1,937)         334,812
Adjustments  to reconcile  net income  (loss) to net cash
provided by operating activities:
  Depreciation                                                     19,907           34,617               -          106,015
  Amortisation of deferred charges                                 16,524            9,485              69            1,019
  Share of results of associated companies                              -                -               -          (22,098)
  Interest income, capitalised                                          -                -               -           (4,489)
  Unrealised foreign exchange (gain) loss                               -             (164)              -           10,716
  Loss on sale of assets                                              654                -               -                -
  Adjustment of derivatives to market value                       (14,732)          (9,289)              -           (6,850)
  Other                                                            (4,708)          (1,146)              -                -
  Release of accumulated  other  comprehensive  income to               -                -               -            1,609
  net income
  Changes in  operating  assets and  liabilities,  net of
  effect  of acquisitions
    Trade accounts receivable                                       6,241             (256)              -             (343)
    Other receivables                                                 940                -            (199)            (129)
    Inventories                                                     3,191                -               -            4,540
    Other current assets                                            5,266
    Voyages in progress                                                 -                -               -           (3,061)
    Prepaid expenses and accrued income                               129              199               -             (285)
    Trade accounts payable                                         (1,291)             180               -             (539)
    Accrued expenses                                               (2,139)           1,750           2,063           (9,092)
    Amount due from parent company                                 40,374         (119,892)              4                -
    Other current liabilities                                         932              385               -            3,698
---------------------------------------------------------- ---------------- --------------- ---------------- ---------------
Net cash provided by operating activities                         280,834          178,528               -          415,523

Investing activities
  Acquisition of subsidiaries                                    (518,182)        (536,793)              -                -
  Additions to new buildings and vessel purchase options                -           (8,370)              -                -
  Purchase of vessels                                             (79,772)
  Proceeds from sales of vessels                                  229,800
  Repayments from investments in finance leases                    94,777           61,990               -                -
  Investments in associated companies                                   -                -               -          (70,045)
  Proceeds  from  sales  of   investments  in  associated               -                -               -           17,245
  companies
  Net maturity (placement) of restricted cash                       3,804          560,121        (565,500)               -
  Short-term loan advances to parent company                            -          (55,254)               -               -
  Short-term loan repayments from parent company                        -           55,254                -               -
  Net maturity of other loans receivable                                -                -               -            1,168
---------------------------------------------------------- ---------------- --------------- ---------------- ---------------
Net cash provided by (used in) investing activities              (269,573)          76,948        (565,500)         (51,632)

Financing activities
  Proceeds from issuance of shares                                      -           24,696               -                -
  Repurchases of shares                                           (33,083)         (14,713)              -                -
  Proceeds from issuance of long-term debt                      1,571,429        1,017,100         580,000                -
  Repayments of long-term debt                                 (1,253,503)      (1,099,707)              -         (178,236)
  Debt fees paid                                                   (7,347)         (15,760)        (14,500)            (985)
  Net repayments to parent company                                      -                -               -         (178,785)
  Cash dividends paid                                            (148,863)         (78,905)              -                -
  Deemed dividends paid                                          (136,230)         (58,994)              -                -
---------------------------------------------------------- ---------------- --------------- ---------------- ---------------
Net cash provided by (used in) financing activities                (7,597)        (226,283)        565,500         (358,006)
---------------------------------------------------------- ---------------- --------------- ---------------- ---------------
Net change in cash and cash equivalents                             3,664           29,193               -            5,885
Cash and cash equivalents at start of the period                   29,193                -               -           20,634
---------------------------------------------------------- ---------------- --------------- ---------------- ---------------
Cash and cash equivalents at end of the period                     32,857           29,193               -           26,519
========================================================== ================ =============== ================ ===============

Supplemental disclosure of cash flow information:
  Interest paid, net of capitalised interest                       92,315           81,992               -           31,543
========================================================== ================ =============== ================ ===============

The accompanying notes are an integral part of these consolidated and combined carve-out financial statements.

                      Ship Finance International Limited

  Consolidated Statement of Changes in Stockholders' Equity for the years ended
   December 31, 2005 and 2004 and the period from October 10, 2003 (inception) to December 31, 2003 and Predecessor Combined Carve-out Statement of Changes
                         in Stockholders' Equity for the
                           year ended December 31 2003

(in thousands of $, except number of shares)

                                                                                                    Period from     Predecessor
                                                                                                    October 10,     Combined
                                                                                                    2003            Carve-out
                                                                 Year ended       Year ended        (inception) to  Year ended
                                                                December 31,     December 31,       December 31,    December 31,
                                                                   2005             2004            2003            2003
Number of shares outstanding
At beginning of period                                         74,900,837           12,000               -                -
Shares issued from contributed surplus                                  -       73,913,837          12,000                -
Shares issued for cash                                                  -        1,600,000               -                -
Share repurchased and cancelled                                (1,757,100)        (625,000)              -                -
---------------------------------------------------------- ---------------- --------------- ---------------- ---------------
At end of period                                               73,143,737       74,900,837          12,000                -
---------------------------------------------------------- ---------------- --------------- ---------------- ---------------

Share capital
At beginning of period                                             74,901               12               -                -
Shares issued from contributed surplus                                  -           73,914              12                -
Shares issued for cash                                                  -            1,600               -                -
Share repurchased and cancelled                                    (1,757)            (625)              -                -
---------------------------------------------------------- ---------------- --------------- ---------------- ---------------
At end of period                                                   73,144           74,901              12                -
---------------------------------------------------------- ---------------- --------------- ---------------- ---------------

Contributed surplus
At beginning of period                                            463,261                -               -                -
Equity contribution from parent company                                 -          525,000               -                -
Shares issued from contributed surplus                                  -          (73,914)              -                -
Shares issued for cash                                                  -           23,096               -                -
Share repurchased and cancelled                                   (31,327)         (14,088)              -                -
Amortisation of deferred equity contributions                       9,171            3,167               -                -
---------------------------------------------------------- ---------------- --------------- ---------------- ---------------
At end of period                                                  441,105          463,261               -                -
---------------------------------------------------------- ---------------- --------------- ---------------- ---------------

Retained earnings (deficit)
At beginning of period                                            122,820           (1,937)              -                -
Net income (loss)                                                 209,546          262,659          (1,937)               -
Cash dividends paid                                              (148,863)         (78,905)              -                -
Deemed dividends paid                                            (136,230)         (58,997)              -                -
---------------------------------------------------------- ---------------- --------------- ---------------- ---------------
At end of period                                                   47,273          122,820          (1,937)               -
---------------------------------------------------------- ---------------- --------------- ---------------- ---------------
Total Stockholders' Equity                                        561,522          660,982          (1,925)
---------------------------------------------------------- ---------------- --------------- ---------------- ---------------

Invested equity
At beginning of period                                                   -               -                -         485,605
Net income                                                               -               -                -         334,812
Release of accumulated other comprehensive  income to net                -               -                -           1,609
income
---------------------------------------------------------- ---------------- --------------- ---------------- ---------------
At end of period                                                         -               -                -         822,026
---------------------------------------------------------- ---------------- --------------- ---------------- ---------------

Comprehensive income
Net income (loss)                                                 209,546          262,659          (1,937)         334,812
Release of accumulated other comprehensive  income to net                -               -                -           1,609
income
---------------------------------------------------------- ---------------- --------------- ---------------- ---------------
Other comprehensive income                                              -                -               -            1,609
---------------------------------------------------------- ---------------- --------------- ---------------- ---------------
Comprehensive income                                              209,546          262,659          (1,937)         336,421
---------------------------------------------------------- ---------------- --------------- ---------------- ---------------

The accompanying notes are an integral part of these consolidated and combined carve-out financial statements.

                       SHIP FINANCE INTERNATIONAL LIMITED
          Notes to the Consolidated and Predecessor Combined Carve-out
                              Financial Statements

1.   GENERAL INFORMATION

     Ship Finance International Limited ("Ship Finance" or the "Company"), a publicly listed company, was incorporated in Bermuda in October 2003 as a subsidiary of Frontline Ltd. ("Frontline") for the purpose of acquiring certain of the shipping assets of Frontline. In December 2003, Ship Finance issued $580 million of 8.5% senior notes. In the first quarter of 2004, Ship Finance used the proceeds of the notes issue, together with a refinancing of existing debt, to fund the acquisition of a fleet of 47 crude oil tankers (including one purchase option for a VLCC) from Frontline and has chartered each of the ships back to Frontline for most of their estimated remaining lives. The Company operates tankers of two sizes: very large crude carriers ("VLCCs") which are between 200,000 and 320,000 deadweight tons ("dwt"), and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. In addition, the Company operates two containerships with a carrying capacity of approximately 1,800 twenty-foot equivalent units ("teu"). Ship Finance also entered into fixed rate management and administrative services agreements with Frontline to provide for the operation and maintenance of the Company's tankers and administrative support services. The charters and the management agreements were each given economic effect as of January 1, 2004 (See Note 17).

     The Company was incorporated as a wholly owned subsidiary of Frontline. On June 16, 2004, Frontline distributed 25% of Ship Finance's common shares to Frontline's ordinary shareholders with each Frontline shareholder receiving one share in Ship Finance for every four Frontline shares held. On June 17, 2004, Ship Finance common shares commenced trading on the New York Stock Exchange under the ticker symbol "SFL". In 2004 and 2005 Frontline made four further distributions of its shares in Ship Finance and at December 31, 2005 held 15.8% of the Company.

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

     Certain comparative figures have been reclassified to conform with the presentation adopted in the current period. Effective December 31, 2004 we have reclassified accrued income relating to profit share due from Frontline to amounts due from parent company.

     Predecessor combined carve-out financial information
     The predecessor combined carve-out financial statements are prepared in accordance with accounting principles generally accepted in the United States. For the year ended December 31, 2003, the predecessor combined carve-out financial statements have been carved out of the consolidated financial statements of Frontline and assume that the Company was operated as a separate corporate entity prior to its inception. The predecessor combined carve-out financial statements were prepared in contemplation of the fleet purchase transaction that occurred effective January 1, 2004 and reflect the Company's acquisition from Frontline of certain wholly owned VLCC and Suezmax owning subsidiaries, including certain subsidiaries acquired through a reorganization of Frontline's interests in certain joint ventures plus a purchase option to acquire a further VLCC (together the "Vessel Interests").

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

     Long term debt: An allocation of corporate debt of Frontline has been made which totals $8,608,000 as of December 31, 2003. This debt has been allocated as it relates specifically to an entity of which the Company has a purchase option. The associated interest expense has also been allocated to these predecessor combined carve-out financial statements.

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

     Administrative expenses: Frontline's overheads relate primarily to management organizations in Bermuda and Oslo that manage the business. These overhead costs include salaries and other employee related costs, office rents, legal and professional fees and other general administrative expenses. Other employee related costs include costs recognized in relation to Frontline's employee share option plan. We have allocated overhead pro rata based on the number of vessels in the Company compared with the number in Frontline's total fleet. The amount of such costs, presented as part of administrative expenses, which was allocated from these organizations was $8,995,000 for the year ended December 31, 2003.

     No allocation of interest income has been made and interest income reported in the predecessor combined carve-out financial statements represents interest income earned by the vessel owning subsidiaries and interest earned on loans to joint ventures.

     Accounting policies used in preparing the consolidated financial statements

     Foreign currencies
     The Company's functional currency is the U.S. dollar as the majority of revenues are received in U.S. dollars and a majority of the Company's expenditures are made in U.S. dollars. The Company's reporting currency is U.S. dollars. All of the Company's subsidiaries report in U.S. dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet date. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency transaction gains or losses are included in the consolidated statements of operations.


     Revenue and expense recognition
     Revenues and expenses are recognized on the accrual basis. Revenues are generated from freight billings, time charter, bareboat charter hires, finance lease interest income, finance lease service revenues and profit sharing revenues. The operating results of voyages in progress are estimated and recorded pro-rata on a per day basis in the consolidated statements of operations. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided.

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

     Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Formulae used to allocate net pool revenues vary among different pools but generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels' differing capacities and performance capabilities. The same revenue and expenses principles stated above are applied in determining the pool's net pool revenues. Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. Certain pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants' resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. The Company accounts for gross pool revenues allocated by these pools as "pool revenues" which are included in voyage revenues in its statements of operations. Refer to Note 5 for further analysis of pool revenues.

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

     Leases
     Leases of our vessels where we are the lessor are classified as either finance leases or operating leases based on an assessment of the terms of the lease. For the long term charters classified as finance type leases the minimum lease payments (net of amounts representing estimate executory costs including profit thereon) plus the unguaranteed residual value are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortised to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

     Deemed Dividends
     Certain of the Company's vessels acquired in 2005 were on charter to third parties at the delivery date to the Company and certain of its vessels acquired as part of the original purchase of the Vessel Interests were on charter to third parties as at January 1, 2004 when the charter arrangements with Frontline became economically effective. The Company's arrangement with Frontline is that while the vessels are completing performance of third party charters, the Company pays Frontline all revenues earned under third party charters in exchange for Frontline paying the Company the Frontline charter rates. The revenues received from these third party charters are accounted for as time charter, bareboat or voyage revenues as applicable and the subsequent payment of these amounts to Frontline as deemed dividends paid. The Company accounts for the charter revenues received from Frontline Shipping prior to the charters becoming effective for accounting purposes, as deemed equity contributions received. This treatment has been applied due to the related party nature of the charter arrangements.

     The Company has accounted for the acquisition of assets from entities under common control at the historical carrying value of the seller. The difference between the purchase price and historical carrying value has been recorded as a deemed dividend paid.

     Deemed Equity Contributions
     The Company has accounted for the difference between the historical cost of the vessels transferred to the Company at Frontline's historical carrying value, and the net investment in the lease as a deferred deemed equity contribution. This deferred deemed equity contribution is presented as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent finance lease. The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the new lease arrangement, as lease payments are applied to the principal balance of the lease receivable.

     Impairment of long-lived assets
     The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

     Deferred charges
     Loan costs, including debt arrangement fees, are capitalized and amortized on a straight line basis over the term of the relevant loan. The straight line basis of amortization approximates the effective interest method in the Company's statement of operations. Amortization of loan costs is included in interest expense.

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

     The Company has no independent assets or operations from those if its subsidiaries who have provided guarantees to its indebtedness. These guarantees are full and unconditional and joint and several. All of the Company's subsidiaries are guarantors.

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

     Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Formulae used to allocate net pool revenues vary among different pools but generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels' differing capacities and performance capabilities. The same revenue and expenses principles stated above are applied in determining the pool's net pool revenues. Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. The Company accounts for the net pool revenues allocated by these pools as "pool revenues" which are included in voyage revenues in its statements of operations. Certain pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants' resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. The Company accounts for gross pool revenues allocated by these pools as "pool revenues" which are included in voyage revenues in its statements of operations. Refer to Note 5 for further analysis of pool revenues.

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

     The Company had an option to purchase the VLCC Oscilla on or before the expiry of a five-year time charter, which commenced in March 2000. Oscilla was owned and operated by an unrelated entity, Seacrest Shipping Ltd. ("Seacrest"). If the Company had exercised its option at December 31, 2003, the cost to the Company of the Oscilla would have been approximately $42.3 million and the maximum exposure to loss is $17.4 million, representing amounts outstanding from Seacrest of $9.0 million and the carrying value of the option of $8.4 million. At December 31, 2003, Seacrest had total indebtedness of $36.0 million (including $9.0 million due to the Company) and JPY674.6 million (equivalent to $6.3 million) and the fair value of the vessel Oscilla was $78.5 million. Prior to the adoption of FIN 46R, this special purpose entity was not consolidated in the predecessor combined carve out financial statements. We have determined that the entity that owns Oscilla is a variable interest entity and that we are the primary beneficiary. At December 31, 2004 through to January 2005 when we exercised our option to acquire the vessel, after exhaustive efforts, we were unable to obtain the accounting information necessary to be able to consolidate the entity that owned Oscilla. If we had exercised the option at December 31, 2004, the cost of the Oscilla would have been approximately $28.5 million and our maximum exposure to loss was $8.4 million. We have taken delivery of the vessel in April 2005.

     In December 2004, the FASB issued Statement of Financial Accounting Standards 153 Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). APB Opinion No. 29 Accounting for Nonmonetary Transactions ("APB 29") provides that accounting for nonmonetary transactions should be measured based on the fair value of the assets exchanged but allows certain exceptions to this principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that don't have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and shall be applied prospectively. Adoption of SFAS 153 has not affected the Company's results to date.

     In May 2005, the FAS issued Statement of Financial Accounting Standards 154 Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FAS 3 ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20 Accounting Changes and FAS 3 Reporting Accounting Changes in Interim Financial Statements. Previously, most changes in accounting principle were recognised by including the cumulative effect of changing to the new accounting principle in net income for the period of the change. SFAS 154 requires retrospective application of a change in accounting principle to prior periods unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change to any period. When it is impracticable to determine the period-specific effects of an accounting change, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings ( or other appropriate components of equity or net assets) for that period rather than being reported in an income statement. SFAS 154 is applicable for all accounting changes and corrections of errors occurring in fiscal years beginning after December 15, 2005. The Company does not expect adoption of SFAS 154 on January 1, 2006 to have a significant impact on its financial statements.

4.   SEGMENTAL INFORMATION

     The Company has one reportable segment, leasing. Segment results are evaluated based on income from vessel operations before general and administrative expenses. The accounting policies used in the reportable segment are the same as those followed in the preparation of the Company's consolidated financial statements.

     The Company's management does not evaluate performance by geographical region as this information is not meaningful.

     Information about the Company's reportable segment as of and for the each of the years ended December 31, 2005 and December 31, 2004 are as follows:

     (in thousands of $)                      Leasing 2005         Leasing 2004

     Total operating revenues                   437,510               492,069
     Voyage expenses                              3,600                 9,978
     Ship operating expenses                    110,240                96,505
     Depreciation and amortisation               19,907                34,617
     Interest income                                173                   663
     Interest expense                           111,935                95,933
     Net income                                 205,984               264,317
     Vessels and equipment, net                 315,220               236,305
     Investment in finance leases             1,925,354             1,718,642
     Total assets                             2,366,288             2,111,257
     Expenditure for vessels                     79,772                     -

     Reconciliations of reportable segments information to the Company's consolidated totals follows:

     (in thousands of $)                                    2005         2004

     Total operating revenues
     Total operating revenues for
          reportable segments                            437,510      492,069
     Other operating revenues                                  -            -
     Total consolidated  operating revenues              437,510      492,069
     Interest income
     Total interest income for
          reportable segments                                173          663
     Interest income attributable to corporate             3,170        1,904
          holding and management companies
     -------------------------------------------------------------------------
     Total consolidated interest income                    3,343        2,567
     -------------------------------------------------------------------------
     Interest expense
     Total interest expense for
          reportable segments                            111,935       95,933
     Interest expense attributable to corporate                -            -
          holding and management companies
     -------------------------------------------------------------------------
     Total consolidated interest expense                 111,935       95,933
     -------------------------------------------------------------------------
     Depreciation
     Total depreciation for reportable segments           19,907       34,617
     Depreciation not attributed to segments                   -            -
     -------------------------------------------------------------------------
     Total consolidated depreciation                      19,907       34,617
     -------------------------------------------------------------------------
     Net income
     Net income for reportable segments                  205,984      264,317
     Net income attributable to corporate                  3,562       (1,658)
          holding and management companies
     -------------------------------------------------------------------------
     Total net income                                    209,546      262,659
     -------------------------------------------------------------------------
     Vessels and equipment, net
     Vessels and equipment, net for
          reportable segments                            315,220      236,305
     Vessels and equipment not attributed
          to segments                                          -            -
     -------------------------------------------------------------------------
     Total consolidated vessels and equipment, net       315,220      236,305
     Investment in finance leases
     Investment in finance leases for
          reportable segments                          1,925,354    1,718,642
     Investment in finance leases not
          attributed to segments                               -            -
     -------------------------------------------------------------------------
     Total consolidated investment in finance leases   1,925,354    1,718,642
     -------------------------------------------------------------------------
     Assets
     Total assets for reportable segments              2,366,288    2,111,257
     Cash and cash equivalents attributable to
          holding company                                 26,751       28,447
     Other assets attributable to corporate                  874       13,233
          holding and management companies
     -------------------------------------------------------------------------
     Total consolidated assets                         2,393,913    2,152,937
     -------------------------------------------------------------------------

     During the year ended December 31, 2005, the Company reported total income from one customer of $358 million. These revenues are reported under the leasing segment. During the years ended December 31, 2005 and 2004 one customer accounted for 10% or more of consolidated operating revenues.

5.   POOL REVENUES

     Voyage charter revenues included in these financial statements include pool revenues. Certain pools are responsible for paying voyage expenses and distribute net pool revenues to the participants while other pools require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants' resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. An analysis of the Company's pool revenues included within voyage revenues is as follows:



     ------------------------------------------------------ -------------- -------------- ---------------
     (in thousands of $)                        Year ended     Year ended    Period from     Predecessor
                                              December 31,   December 31,    October 10,        Combined
                                                      2005           2004           2003       Carve-Out
                                                                             (inception)      Year ended
                                                                             to December    December 31,
                                                                                31, 2003            2003
     ------------------------------------------------------ -------------- -------------- ---------------
     Pool earnings allocated on gross basis              -          4,040              -          45,749
     Pool earnings allocated on net basis              (4)          4,464              -          37,775
     Total pool earnings                               (4)          8,504              -          83,524
     ------------------------------------------------------ -------------- -------------- ---------------

6.   TAXATION

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

7.   EARNINGS PER SHARE

     Basic earnings per share ("EPS") for all periods prior to June 16, 2004 has been computed based on the net income (loss) available to common stockholders and the number of common shares outstanding on June 16, 2004, the date on which the Company was partially spun off from Frontline. Basic EPS for all periods subsequent to June 16, 2004 is computed based on the net income (loss) available to common stockholders and the number of common shares outstanding. For all periods presented there are no potentially dilutive securities.

     The components of the numerator for the calculation of basic EPS are as follows:


     (in thousands of $)                               Year ended     Year ended    Period from    Predecessor
                                                     December 31,   December 31,    October 10,       Combined
                                                             2005           2004           2003      Carve-Out
                                                                                    (inception)     Year ended
                                                                                    to December   December 31,
                                                                                       31, 2003           2003

     ---------------------------------------------- -------------- -------------- -------------- --------------
     Net income (loss) available to stockholders          209,546        262,659        (1,937)        334,812
     ---------------------------------------------- -------------- -------------- -------------- --------------

     The components of the denominator for the calculation of basic EPS are as follows:



     (in thousands )                              Year ended     Year ended    Period from    Predecessor
                                                December 31,   December 31,    October 10,       Combined
                                                        2005           2004           2003      Carve-Out
                                                                               (inception)     Year ended
                                                                               to December   December 31,
                                                                                  31, 2003           2003
     ----------------------------------------- -------------- -------------- -------------- --------------
     Weighted average number of common shares
     outstanding                                      74,560         74,611         73,925         73,925
     ----------------------------------------- -------------- -------------- -------------- --------------


8.   OPERATING LEASES

     Rental income
     The minimum future revenues to be received under the Company's non-cancellable operating leases as of December 31, 2005 are as follows:

     Year ending December 31,           Yen revenues         Revenues    Total
     (in thousands)                (in (Y))      (in $        (in $)     (in $)
                                              equivalent)
     2006                           35,700        303         45,610     45,913
     2007                                                     17,363     17,363
     2008                                                     15,823     15,823
     2009                                                      4,422      4,422
     Thereafter                          -          -              -          -
     ---------------------------------------------------------------------------
     Total minimum lease revenues   35,700        303         83,218     83,521
     ---------------------------------------------------------------------------

     The cost and accumulated depreciation of vessels leased to third parties on operating leases at December 31, 2005 and 2004 were as follows:

     (in thousands of $)

                                           December 31, 2005   December 31, 2004

     Cost                                        481,732             384,198
     Accumulated depreciation                    166,512             147,893

9.   TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

     Trade accounts receivable
     Trade accounts receivable are presented net of allowances for doubtful accounts amounting to $nil as of each of December 31, 2005 and 2004.

     Other receivables
     Other receivables are presented net of allowances for doubtful accounts amounting to $nil as of each of December 31, 2005 and 2004.

10.  VESSEL PURCHASE OPTION

     The Company had an option from a third party to purchase the VLCC Oscilla on expiry of a five-year time charter, which commenced in March 2000. The Company acquired the option from Frontline in 2004 for $8.4 million as part of the Vessel Interests. In January 2005, the Company exercised its option to acquire the vessel with the purchase price paid being equal to the outstanding mortgage debt under four loan agreements between lenders and the vessel's owning company. In addition, the Company made a payment of $14.6 million to Frontline to reflect the fact that the original purchase price was set assuming delivery to Ship Finance on January 1, 2004 whereas delivery did not occur until April 4, 2005. On the delivery date, the vessel, which has been renamed Front Scilla, commenced a fixed rate time charter to Frontline following the structure in place for other vessels chartered to Frontline. The additional payment to Frontline has been accounted for as a deemed dividend paid.

11.  VESSELS AND EQUIPMENT, NET

      (in thousands of $)
                                    December 31, 2005      December 31, 2004
     --------------------------------------------------------------------------
     Cost                                 481,732                385,436
     Accumulated depreciation             166,512                149,131
     --------------------------------------------------------------------------

     --------------------------------------------------------------------------
     Net book value                       315,220                236,305
     --------------------------------------------------------------------------

     Depreciation expense was $19.9, $34.6, $nil, and $106.1 million for the years ended December 31, 2005, 2004, the period from October 10, 2003 to December 31, 2003 and for the predecessor combined carve out for the year ended December 31, 2003.

     In November 2005, the bareboat charterer of the vessel "Navix Astral" declared their intent to exercise their purchase option and the vessel was delivered to her new owner in January 2006. As a consequence, an impairment loss of $1.9 million has been included in the statement of operations for the year ended December 31, 2005.

12.  INVESTMENTS IN FINANCE LEASES

     The Company's tankers are chartered on long term, fixed rate charters to Frontline which extend for various periods depending on the age of the vessels, ranging from approximately seven to 23 years. The terms of the charters do not provide Frontline with an option to terminate the charter before the end of its term, other than with respect to the Company's non-double hull vessels for which there are termination options commencing in 2010.

     Of these charters, 44 are accounted for as sales type leases. The following lists the components of the investments in finance leases as of December 31, 2005:

     (in thousands of $)
     Total minimum lease payments to be received                               4,060,056
     Less: amounts representing estimated executory costs including           (1,019,259)
          profit thereon, included in total minimum lease payments
     ---------------------------------------------------------------------------------------
     Net minimum lease payments receivable                                     3,040,797
     Estimated residual values of leased property (unguaranteed)                 596,697
     Less: unearned income                                                    (1,429,445)
     ---------------------------------------------------------------------------------------
                                                                               2,208,049
     Less: deferred deemed equity contribution                                  (249,601)
     Add: accumulated amortization of deferred deemed equity contribution          9,171
     ---------------------------------------------------------------------------------------
     Less: unamortised gains                                                     (42,265)
     ---------------------------------------------------------------------------------------
                                                                               1,925,354

     Current portion                                                             107,010
     Long-term portion                                                         1,818,344
     ---------------------------------------------------------------------------------------
                                                                               1,925,354
     ---------------------------------------------------------------------------------------

13.  INVESTMENT IN ASSOCIATED COMPANIES

     At December 31, 2003, Frontline had the following participation in investments that were recorded in the Company's predecessor combined carve-out financial statements using the equity method:

                                         Vessel/       Country of     Ownership
     Name                                Activity      Incorporation  Percentage
     ----                                --------      -------------  ----------
     Ariake Transport Corporation....      Ariake      Liberia         50.1%
     Dundee Navigation SA............      Dundee      Liberia         50.1%
     Edinburgh Navigation SA.........   Edinburgh      Liberia         50.1%
     Hitachi Hull #4983 Corporation..      Hakata      Liberia         50.1%
     Sakura Transport Corporation....    Sakura I      Liberia         50.1%
     Tokyo Transport Corporation.....      Tanabe      Liberia         50.1%

     Summarized statement of operations information of these equity method investees is as follows:

     (in thousands of $)                                              2003
     -------------------                                             ------
     Net operating revenues.                                         93,872
     Net operating income...                                         79,434
     Net income.............                                         45,039


     In December 2003, Frontline agreed with its partner, Overseas Shipholding, Group, Inc ("OSG"), to swap interests in six joint venture companies, each of which owns a VLCC. These agreements resulted in Frontline exchanging its interest in three vessels in exchange for OSG's interest in three other vessels, thereby increasing its interest in those vessels to 100% each. The exchanges of interests were completed on February 24, 2004. These transactions have been accounted for as a non-monetary exchange of productive assets. The Company received a net cash settlement of $2.3 million in the exchange transaction to reflect the difference in values of the assets exchanged and recognized a gain of $0.2 million.

14.  ACCRUED EXPENSES

     (in thousands of $)
                                      December 31, 2005    December 31, 2004
     Ship operating expenses                     102                   70
     Voyage expenses                             252                    -
     Administrative expenses                     769                1,143
     Interest expense                          8,785                7,183
     ------------------------------- -------------------- ----------------
                                               9,908                8,396
     ------------------------------- -------------------- ----------------

15.  LONG-TERM DEBT

     (in thousands of $)                             December 31,   December 31,
                                                         2005           2004
     --------------------------------------------------------------------------
     8.5% Senior Notes due 2013                         457,080        530,270
     US dollar denominated floating rate debt         1,336,577        948,624
       (LIBOR plus 0.65% - 1.00%) due through 2011
     --------------------------------------------------------------------------
                                                      1,793,657      1,478,894
     Less: short-term portion                          (122,519)       (91,308)
     --------------------------------------------------------------------------
                                                      1,671,138      1,387,586
     --------------------------------------------------------------------------

     The outstanding debt as of December 31, 2005 is repayable as follows:

     Year ending December 31,
     (in thousands of $)
     2006                                                      122,519
     2007                                                      122,519
     2008                                                      122,519
     2009                                                      122,519
     2010                                                      122,519
     2011 and later                                          1,181,062
     --------------------------------------------------------------------
     Total debt                                              1,793,657
     --------------------------------------------------------------------

     The weighted average interest rate for floating rate debt denominated in US dollars was 4.41% and 3.97% as of December 31, 2005 and December 31, 2004, respectively. These rates take into consideration the effect of related interest rate swaps.

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

     In 2005, the Company bought back and cancelled notes with a principal amount of $73.2 million.

     $1,058.0 million syndicated senior secured credit facility
     In February 2005, the Company refinanced its existing $1,058.0 million syndicated senior secured credit facility with a new $1,131.4 million secured credit facility, with similar security terms.

     $1,131.4 million term loan facility
     In February 2005, the Company entered into a $1,131.4 million term loan facility with a syndicate of banks. The proceeds from the facility were used to repay the $1,058.0 million syndicated senior secured credit facility and for general corporate purposes. Obligations under the facility are secured by the Company's assets and equity interests of vessel owning subsidiaries. In addition, each of the new vessel owning subsidiaries has guaranteed its performance under the facility. The facility bears interest at LIBOR plus a margin of 0.7% and the facility is repayable over a term of six years.

     The loan facility subjects the Company to a number of restrictions on its business and financial maintenance covenants, including restrictions on creating liens on the vessels, limitations on the Company's ability to amend its charters, management, and administrative agreements, minimum liquidity and working capital requirements, and collateral maintenance limitations.

     Further, the loan facility restricts the Company's ability to make distributions unless the (i) charter service reserve and Free Cash as defined exceed $100 million and (ii) the Company satisfies financial covenants contained in the loan facility at the distribution date.

     $350.0 million syndicated combined senior and junior secured credit facility

     In June 2005, the Company entered into a combined $350 million senior and junior secured term loan facility with a syndicate of banks. The proceeds from the facility were used to fund the acquisition of five new VLCCs. Obligations under the facility are secured by the Company's assets and equity interests of the five new vessel owning subsidiaries. In addition, each of the new vessel owning subsidiaries has guaranteed its performance under the facility. The facility bears interest at LIBOR plus a margin of 0.65% for the senior loan and LIBOR plus a margin of 1.00% for the junior loan and may be prepaid on a pro-rata basis without penalty. The facility is repayable over a term of seven years.

     The loan facility subjects the Company to a number of restrictions on its business and financial maintenance covenants, including restrictions on creating liens on the vessels, limitations on its ability to amend its charters, management, and administrative agreements, minimum liquidity and working capital requirements, and collateral maintenance limitations.

     Further, the loan facility restricts the Company's ability to make distributions unless the (i) charter service reserve and its Free Cash as defined exceed $35 million and (ii) the Company satisfies financial covenants contained in the loan facility on the distribution date.

16.  SHARE CAPITAL AND CONTRIBUTED SURPLUS

     Authorised share capital is as follows:

     (in thousands of $)
     125,000,000 common shares of $1.00 par value each                125,000
     ---------------------------------------------------------------------------

     Issued and fully paid share capital is as follows:

     (in thousands of $, except per share data)
     73,143,737 common shares of $1.00 par value each                  73,144
     ---------------------------------------------------------------------------

     The Company's common shares are listed on the New York Stock Exchange.

     The Company was formed in October 2003 with an authorized share capital of $12,000, divided into 12,000 common shares of $1.00 par value each. In connection with the partial spin-off from Frontline in May 2004, the authorized share capital was increased to 125,000,000 common shares, of which 73,925,837 were issued and outstanding immediately after the partial spin-off. In July 2004, the Company issued 1,600,000 common shares in a private placement for the price of $15.75 per share. In 2004 the Company repurchased and cancelled 625,000 shares at an average cost of $23.54 per share. In 2005 the Company repurchased and cancelled a further 1,757,100 shares at and average cost of $18.81 per share.

     In connection with the purchase of the Company's fleet from Frontline in January 2004, Ship Finance received an equity contribution of $525.0 million.

     As at December 31, 2005, none of the unissued share capital of the Company is under option or is conditionally or unconditionally to be put under option.

     As each of the Company's vessels completes its original charter put in place prior to the acquisition date from Frontline, the sales type leases with Frontline become effective for accounting purposes. The Company has accounted for the difference between the historical cost of the vessel transferred to the Company by Frontline at Frontline's historical carrying value, and the net investment in the lease as a deferred deemed equity contribution. The difference is presented as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent sales type lease. The deferred deemed equity contribution is amortized as a credit to equity over the life of the new lease arrangement as lease payments are applied to the principal balance of the lease receivable. In the year ended December 31, 2005 the Company has accounted for $9.2 million of such deemed equity contributions (December 31, 2004: $3.2 million).

17.  RELATED PARTY TRANSACTIONS

     The Company acquired its initial fleet of 47 vessels from its parent company, Frontline, in a spin-off transaction. The Company paid a total of $1,061.8 million to Frontline being the book value of assets transferred by Frontline less amounts of debt assumed. As part of this spin-off transaction the Company also received an equity contribution of $525.0 million from Frontline. [See Note 1]

     In February 2001, Frontline acquired newbuilding contracts for the construction and purchase of three VLCCs at the Hitachi shipyard in Japan for delivery in 2002 from Seatankers Management Co. Ltd., a company affiliated with Hemen Holding Ltd ("Hemen"). Hemen is indirectly controlled by Mr. John Fredriksen, a director of Frontline. These contracts were acquired for the original contract price of $72 million each plus $0.5 million per contract. These three newbuildings were delivered in 2002 and are included in the predecessor combined carve-out financial statements.

     In the first quarter of 2005, the Company acquired three VLCCs from Frontline for total consideration of $294.0 million. The vessels were chartered back to Frontline following the structure in place for the other vessels chartered to Frontline. Frontline received discounted time charter rates for two of the new vessels, as compensation for the early termination of one Suezmax charter, when the vessel was sold to an unrelated third party.

     In May 2005, the Company entered into an agreement with parties affiliated with Hemen to acquire two vessel owning companies, each owning a 2005 built containership, for a total consideration of $98.6 million. The vessels were delivered in 2005 and are currently chartered to unrelated third parties.

     In June 2005, the Company acquired three Suezmaxes from Frontline for total consideration of $92.0 million. The vessels were immediately chartered back to Frontline to replace time charters for three similar vessels whose charters were terminated upon their sale to an unrelated third party.

     In June 2005, the Company entered into an agreement to acquire two 2004 built VLCCs from parties affiliated with Hemen for total consideration of $184.0 million. This transaction has been recorded at the fair value of $270.0 million, resulting in an additional equity contribution from Hemen of $85.0 million. The vessels were delivered in June 2005 and have been chartered to Frontline under long-term leases. The ensuing finance leases have been recorded based on the economic substance of the transaction, with the fair value of minimum lease payments approximating the purchase consideration. The resulting loss of $85.0 million on transfer of the vessels to finance leases has been recorded as a negative equity contribution. The overall effect of this transaction on the Company's stockholders' equity was nil.

     The Company charters 51 of its vessels to Frontline under long-term leases, 47 of which were given economic effect from January 1, 2004, and the remainder with effect in the first half of 2005. In connection with these charters, the Company has recognized the inception of net investments in finance leases of $1,876.5 million, additions during 2005 of $647.8 million and disposals during 2005 of $160.8 million. At December 31, 2005 the balance of net investments in finance leases with Frontline was $1,925.4 million (2004: $1,718.6 million) of which $107.0 million (2004: $77.0 million) represents short-term maturities.

     A summary of earned amounts from Frontline is as follows:

     Frontline payments (in millions of $)                2005          2004
     -------------------------------------                ----          ----
     Finance lease interest income                       177.5         140.7
     Finance lease service revenue                        92.3          72.6
     Finance lease repayments                             94.8          62.0
     Deemed dividends (net)                              (16.5)        (59.0)

     The Company pays Frontline a management fee of $6,500 per day per vessel for all of its vessels, with the exception of five which are bareboat chartered, resulting in expenses of $105.2 million for the year ended December 31, 2005 (2004: $96.4 million). The management fees have been classified as ship operating expenses in the consolidated statements of operations.

     The Company pays Frontline an administrative management fee of $20,000 per year plus $20,000 per vessel per year. Based on the current fleet the Company paid Frontline $1,011,830 in 2005 (2004: $960,000) under this arrangement. These fees have been classified as administrative expenses in the consolidated statements of operations.

     Frontline pays the Company profit sharing of 20% of their earnings from their use of the Company's fleet above the average daily charter rates each fiscal year. During the year ended December 31, 2005, the Company earned and recognized revenue of $88.1 million (2004: $114.9 million) under this arrangement.

18.  FINANCIAL INSTRUMENTS

     Interest rate risk management
     In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has a portfolio of swaps that swap floating rate interest to fixed rate, which from a financial perspective hedge interest rate exposure. The Company does not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are J.P. Morgan Chase, Nordea Bank Norge, Credit Agricole Indosuez, Deutsche Schiffsbank, HSH Nordbank, Fortis Bank, Citibank, Scotiabank, Den Norske Bank and Skandinaviska Enskilda Banken. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote.

     The Company manages its debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. For the purposes of the financial statements, interest rate swaps specific to debt have been included. In addition, non debt specific interest rate swaps with notional principal amounts of $50,000,000 have been included. The Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

     (in thousands of $)                     Inception   Maturity      Fixed
                                                date       date    interest rate
                                             ----------  --------  -------------
     $50,000                                  Feb 2004   Feb 2009      3.49%
     $100,000                                 Feb 2004   Feb 2009      3.49%
     $50,000                                  Feb 2004   Feb 2009      3.35%
     $50,000                                  Feb 2004   Feb 2009      3.49%
     $50,000                                  Feb 2004   Feb 2009      3.35%
     $50,000                                  Feb 2004   Feb 2009      3.35%
     $50,000                                  Feb 2004   Feb 2009      3.37%
     $25,000                                  Feb 2004   Feb 2009      3.32%
     $25,000                                  Feb 2004   Feb 2009      3.32%
     $25,000                                  Feb 2004   Feb 2009      3.33%
     $25,000                                  Feb 2004   Feb 2009      3.32%
     $30,958 (reducing monthly to $29,793)    Mar 1998   Mar 2006      6.04%
     $19,146 (reducing monthly to $10,294)   Sept 1998   Aug 2008      6.49%
     $18,153 (reducint monthly to $8,763)     Feb 2004   Aug 2008      6.49%

     As at December 31, 2005, the notional principal amounts subject to such swap agreements was $568.3 million (2004 - $581.4 million).

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

     At December 31, 2005, the Company was not party to any forward freight contracts or futures contracts.

     Foreign currency risk
     The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. One of the Company's subsidiaries has a charter contract denominated in Yen with contracted payments as set forth in Note 8. There is a risk that currency fluctuations will have a negative effect on the value of the Company's cash flows. The Company has not entered into forward contracts for either transaction or translation risk, which may have an adverse effect on the Company's financial condition and results of operations.

     Fair Values
     The carrying value and estimated fair value of the Company's financial instruments at December 31, 2005 and 2004 are as follows:

     (in thousands of $)                            2005               2005                2004                2004
                                          Carrying value         Fair value      Carrying value          Fair value
     Non-derivatives:
     Cash and cash equivalents                   32,857            32,857              29,193             29,193
     Restricted cash                              1,575             1,575               5,379              5,379
     Floating rate debt                       1,336,577         1,336,577             948,624            948,624
     8.5% Senior Notes due 2013                 457,080           427,370             530,270            546,178
     Derivatives:
     Interest rate swap contracts -              19,563            19,563               7,737              7,737
     amounts receivable
     Interest rate swap contracts -               1,196             1,196               4,103              4,103
     amounts payable

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

     During the year ended December 31, 2005, and 2004 one customer, Frontline, accounted for more than 80% of our consolidated operating revenues.


19.  CONTINGENT LIABILITIES

     Assets Pledged
     (in thousands of $)
     ----------------------------------------------------------------------
     Ship mortgages                                                  1,264

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

20.  SUBSEQUENT EVENTS

     In January 2006 the Company acquired the VLCC Front Tobago from Frontline for consideration of $40.0 million. Effective January 2006 this vessel has replaced the Navix Astral and will fulfil the remainder of the Navix Astral time charter with Frontline from the delivery of the vessel to its new owner until the charter termination date in January 2014.

     On February 17, 2006, the Board of Ship Finance declared an ordinary dividend of $0.45 per share and an extraordinary dividend of $0.05 per share which was paid on March 20, 2006.

     In February 2006, the Company entered into a total return bond swap line with Fortis Bank for a term of twelve months. This swap will facilitate the buyback of Ship Finance's 8.5% senior notes in the amount of $50 million.

     In April 2006, the Company entered into an agreement with Horizon Lines Inc. to acquire five 2,800 TEUS (twenty-foot equivalent units) newbuilding containerships. The vessels will be delivered over the course of six months commencing in early 2007 and will be immediately placed on long term bareboat charters with Horizon Lines Inc.

     On May 26, 2006, the Board of Ship Finance declared an ordinary dividend of $0.45 per share and an extraordinary dividend of $0.05 per share which will be paid on June 26, 2006.

     In June 2006, Frontline's option to sell and leaseback a VLCC newbuilding to the Company expired. The option agreement was linked to the sale of the Suezmax Front Hunter and the Company has, in a subsequent arrangement, agreed to provide Frontline with an additional payment of $16.0 million.



SK 23153 0001 681182