Form 20-F
period 2006-12-31
Ship Finance International LTD
filed 2007-07-02
CIK 1289877

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

                [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

                                       OR

              [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR
         [ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
                                                  ______________________________

For the transition period from
                               _________________________________________________

Commission file number 0-22704

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

                                     Bermuda
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act

       Title of each class                              Name of each exchange
  Common Shares, $1.00 Par Value                       New York Stock Exchange
---------------------------------                     -------------------------

Securities registered or to be registered pursuant to section 12(g) of the Act.

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                    72,743,737 Common Shares, $1.00 Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
                                                                  [X] Yes [ ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
                                                                  [ ] Yes [X] No

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

Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ]

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

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
                                                                  [ ] Yes [X] No

INDEX TO REPORT ON FORM 20-F

                                                                                PAGE
PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS ...........      1

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE .........................      1

ITEM 3.    KEY INFORMATION .................................................      1

ITEM 4.    INFORMATION ON THE COMPANY ......................................     16

ITEM 4A.   UNRESOLVED STAFF COMMENTS .......................................     34

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS ....................     34

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES ......................     55

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS ...............     58

ITEM 8.    FINANCIAL INFORMATION ...........................................     60

ITEM 9.    THE OFFER AND LISTING ...........................................     61

ITEM 10.   ADDITIONAL INFORMATION ..........................................     62

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK ......     76

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES ..........     76

                                      PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES .................     77

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
           AND USE OF PROCEEDS .............................................     77

ITEM 15.   CONTROLS AND PROCEDURES .........................................     77

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT ................................     78

ITEM 16B.  CODE OF ETHICS ..................................................     78

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES ..........................     78

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES ......     79

ITEM 16E.  PURCHASE OF EQUITY SECURITIES BY ISSUER AND AFFILIATED
           PURCHASERS ......................................................     79

                                      PART III

ITEM 17.   FINANCIAL STATEMENTS ............................................     81

ITEM 18.   FINANCIAL STATEMENTS ............................................     81

ITEM 19.   EXHIBITS ........................................................     81

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charterhire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

                                     PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.   KEY INFORMATION

Throughout this report, the "Company," "we," "us" and "our" all refer to Ship Finance International Limited and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of the vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to "USD," "US$" and "$" in this report are to, and amounts are presented in, U.S. dollars.

A. SELECTED FINANCIAL DATA

The selected income statement data of the Company with respect to the fiscal years ended December 31, 2006, 2005 and 2004 and the selected balance sheet data of the Company with respect to the fiscal years ended December 31, 2006 and 2005 have been derived from the Company's Consolidated Financial Statements included in Item 18 of this annual report, prepared in accordance with United States generally accepted accounting principles.

The selected combined income statement data for the fiscal years ended December 31, 2003 and 2002 has been derived from our audited predecessor combined carve-out financial statements not included herein. The selected balance sheet data as of December 31, 2004, 2003 and 2002 have been derived from consolidated financial statements of the Company, and predecessor combined carve-out statements not included herein. The following table should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto included herein.

                                                                                         Predecessor combined
                                                                                               carve-out
                                                      Year Ended December 31,           Year Ended December 31,
                                                   2006         2005         2004          2003         2002
                                               -----------  -----------  -----------   -----------   ----------
                                                (in thousands of dollars except common share and per share data)
Income Statement Data:

Total operating revenues .....................     424,658      437,510      492,069       695,068      365,174
Net operating income (loss) ..................     293,697      300,662      347,157       348,816       86,091
Net income (loss) ............................     180,798      209,546      262,659       334,812       18,024
Earnings per share, basic and diluted ........ $      2.48  $      2.84  $      3.52    $     4.53   $     0.24
Cash dividends paid ..........................     149,123      148,863       78,905           n/a          n/a
Cash dividend paid per share ................. $      2.05  $      2.00  $      1.05           n/a          n/a

Balance Sheet Data (at end of period):
Cash and cash equivalents ....................      64,569       32,857       29,193        26,519       20,634
Vessels and equipment, net ...................     246,549      315,220      236,305     1,863,504    1,904,146
Investment in finance leases (including
   current portion) ..........................   2,109,183    1,925,354    1,718,642            --           --
Total assets .................................   2,553,677    2,393,913    2,152,937     2,156,348    2,123,607
Long term debt (including current portion) ...   1,915,200    1,793,657    1,478,894       991,610    1,106,847
Share capital.................................      72,744       73,144       74,901           n/a          n/a
Stockholders' equity (deficit) ...............     600,530      561,522      660,982       822,026      485,605
Common shares outstanding ....................  72,743,737   73,143,737   74,900,837           n/a          n/a
Weighted average common shares
   outstanding(1) ............................  72,764,287   73,904,465   74,610,946           n/a          n/a

Cash Flow Data:
Cash provided by operating activities ........     193,497      280,834      178,528       415,523      115,658
Cash provided by (used in) investing
   activities ................................    (110,706)    (269,573)      76,948       (51,632)    (261,779)
Cash provided by (used in) financing
   activities ................................     (51,079)      (7,597)    (226,283)     (358,006)     140,714

(1) For all periods presented prior to June 16, 2004, per share amounts are based on a denominator 73,925,837 common shares outstanding, which is the number of issued common shares outstanding on June 16, 2004, the date that the Company's shares were partially spun off. The Company's shares were listed on the New York Stock Exchange on June 17, 2004.

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D. RISK FACTORS

Our assets are primarily engaged in transporting crude oil and oil products, drybulk and containerized cargos, and in offshore drilling and related activities. The following summarizes some of the risks that may materially affect our business, financial condition or results of operations. Unless otherwise indicated in this Annual Report on Form 20-F, all information concerning our business and our assets is as of June 15, 2007.

                         Risks Relating to Our Industry

The seaborne transportation industry is cyclical and volatile, and this may lead to reductions in our charter rates, vessel values and results of operations.

The international seaborne transportation industry is both cyclical and volatile in terms of charter rates and profitability. The degree of charter rate volatility for vessels has varied widely. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products internationally carried at sea. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

   Factors that influence demand for vessel capacity include:

      o supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

      o changes in the production of energy resources, commodities, semi-finished and finished consumer and industrial products;

      o the location of regional and global production and manufacturing facilities;

      o the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

      o     the globalization of production and manufacturing;

      o     global and regional economic and political conditions;

      o     developments in international trade;

      o changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

      o     environmental and other regulatory developments;

      o     currency exchange rates;

      o     weather;

      o     the number of newbuilding deliveries;

      o     the scrapping rate of older vessels;

      o     the price of steel;

      o changes in environmental and other regulations that may limit the useful lives of vessels;

      o     the number of vessels that are out of service; and

      o     port or canal congestion.

We anticipate that the future demand for our vessels and charter rates will be dependent upon continued economic growth in China, India and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. We believe the capacity of the world fleet is likely to increase and there can be no assurance that economic growth will continue at a rate sufficient to utilize this new capacity. Adverse economic, political, social or other developments could negatively impact charter rates and therefore have a material adverse effect on our business, results of operations and ability to pay dividends.

An acceleration of the current prohibition to trade deadlines for our non-double hull tankers could adversely affect our operations.

Our fleet includes eleven non-double hull tankers.

The United States, the European Union and the International Maritime Organization, or IMO, have all imposed limits or prohibitions on the use of these types of tankers in specified markets after certain target dates, depending on certain factors such as the size of the vessel and the type of cargo. In the case of our non-double hull tankers, these phase out dates range from 2010 to 2015. As of April 15, 2005, the Marine Environmental Protection Committee of the IMO has amended the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of certain categories of single hull tankers, including the types of vessels in our fleet, from 2015 to 2010 unless the relevant flag states extend the date.

This change could result in some or all of our non-double hull tankers being unable to trade in many markets after 2010. In addition, single hull tankers are likely to be chartered less frequently and at lower rates. Additional regulations may be adopted in the future that could further adversely affect the useful lives of our non-double hull tankers, as well as our ability to generate income from them.

Safety, environmental and other governmental and other requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse affect on our business and financial results.

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our tankers and other vessels operate and the country or countries in which such vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast water management. These regulations include the U.S. Oil Pollution Act of 1990, or OPA, the International Convention on Civil Liability for Oil Pollution Damage of 1969, International Convention for the Prevention of Pollution from Ships, the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002.

In addition, vessel classification societies also impose significant safety and other requirements on our vessels. In complying with current and future environmental requirements, vessel owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether.

Many of these requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly. These requirements also can affect the resale value or useful lives of our vessels, require a reduction in cargo-capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports.

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages and third-party claims for personal injury or property damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our current or historic operations. We could also incur substantial penalties, fines and other civil or criminal sanctions, including in certain instances seizure or detention of our vessels, as a result of violations of or liabilities under environmental laws, regulations and other requirements. For example, OPA affects all vessel owners shipping oil to, from or within the United States. OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in United States waters. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability.

An over-supply of container vessel capacity may lead to reductions in charter hire rates and profitability.

The market supply of container vessels has been increasing, and the number of container vessels on order have recently reached historic highs. An over-supply of container vessel capacity may result in a reduction of charter hire rates. If such a reduction occurs, the value of our container vessels may decrease and, under certain circumstances, affect the ability of our customers who charter our container vessels to make charterhire payments to us. This and other factors affecting the supply and demand for container vessels and the supply and demand for products shipped in containers are outside our control and the nature, timing and degree of changes in the industry may affect the ability of our charterers to make charterhire payments to us.

Our drill rig business depends on the level of activity in the offshore oil and gas industry, which is significantly affected by volatile oil and gas prices and other factors.

Our drill rig business depends on the level of activity in oil and gas exploration, development and production in market sectors worldwide, with the U.S. and international offshore areas being our primary market sectors. Oil and gas prices and market expectations of potential changes in these prices significantly affect this level of activity. However, higher commodity prices do not necessarily translate into increased drilling activity since our customers' expectations of future commodity prices typically drive demand for our rigs. Also, increased competition for our customers' drilling budgets could come from, among other areas, land-based energy markets in Africa, Russia, other former Soviet Union states, the Middle East and Alaska. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments also affect our customers' drilling campaigns. Worldwide military, political and economic events have contributed to oil and gas price volatility and are likely to do so in the future. Oil and gas prices are extremely volatile and are affected by numerous factors, including the following:

      o     worldwide demand for oil and gas;

      o the ability of OPEC to set and maintain production levels and pricing;

      o     the level of production in non-OPEC countries;

      o the policies of various governments regarding exploration and development of their oil and gas reserves;

      o     advances in exploration and development technology; and

      o the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in oil producing areas or further acts of terrorism in the United States, or elsewhere.

The drill rig business involves numerous operating hazards.

Our drilling operations are subject to the usual hazards inherent in the drilling of oil and gas wells, such as blowouts, reservoir damage, loss of production, loss of well control, punch-throughs, craterings, fires and natural disasters such as hurricanes and tropical storms could damage or destroy our drilling rigs. The occurrence of one or more of these events could result in the suspension of drilling operations, damage to or destruction of the equipment involved and injury or death to rig personnel. Operations also may be suspended because of machinery breakdowns, abnormal drilling conditions, and failure of subcontractors to perform or supply goods or services or personnel shortages. In addition, offshore drilling operations are subject to perils peculiar to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. Damage to the environment could also result from our operations, particularly through oil spillage or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by oil and gas companies. Similar to our vessel operating business our insurance policies and contractual rights to indemnity may not adequately cover losses, and we do not have insurance coverage or rights to indemnity for all risks.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our container shipping business.

International container shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. These security procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment, or delivery of containers and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers.

Since the events of September 11, 2001, U.S. authorities have more than doubled container inspection rates to approximately 5% of all imported containers. Government investment in non-intrusive container scanning technology has grown, and there is interest in electronic monitoring technology, including so-called "e-seals" and "smart" containers that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

It is unclear what changes, if any, to the existing security procedures will ultimately be proposed or implemented, or how any such changes will affect the container shipping industry. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods by container uneconomical or impractical. These additional costs could reduce the volume of goods shipped in containers, resulting in a decreased demand for container vessels. In addition, it is unclear what financial costs any new security procedures might create for container vessel owners and operators. Any additional costs or a decrease in container volumes could have an adverse impact on our customers that charter container vessels from us and, under certain circumstances, may affect their ability to make charterhire payments to us under the terms of our charters.

Our business has inherent operational risks, which may not be adequately covered by insurance.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. Through our management agreements with our vessel managers, we procure insurance for the vessels in our fleet employed under time charters against those risks that we believe the shipping industry commonly insures against. These insurances include marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks and crew insurances, and war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per tanker per occurrence.

We cannot assure you that we will be adequately insured against all risks. Our vessel managers may not be able to obtain adequate insurance coverage at reasonable rates for our vessels in the future. For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. Additionally, our insurers may refuse to pay particular claims. For example, the circumstances of a spill, including non-compliance with environmental laws, could result in denial of coverage, protracted litigation and delayed or diminished insurance recoveries or settlements. Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition. Under the terms of our bareboat charters, the charterer is responsible for procuring all insurances for the vessel.

Maritime claimants could arrest our vessels, which could interrupt our customers or our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt the relevant charterer's or our cash flow and require us to pay a significant amount of money to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against vessels in our fleet managed by our vessel managers for claims relating to another vessel managed by that manager.

Governments could requisition our vessels during a period of war or emergency without adequate compensation, resulting in a loss of earnings.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. This amount could be materially less than the charterhire that would have been payable otherwise. In addition, we would bear all risk of loss or damage to a vessel under requisition for hire.

As our fleet ages, the risks associated with older vessels could adversely affect our operations.

In general, the costs to maintain a vessel in good operating condition increase as the vessel ages. Due to improvements in engine technology, older vessels typically are less fuel-efficient than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety, environmental or other equipment standards related to the age of tankers and other types of vessels may require expenditures for alterations or the addition of new equipment to our vessels to comply with safety or environmental laws or regulations that may be enacted in the future. These laws or regulations may also restrict the type of activities in which our vessels may engage or the geographic regions in which they may operate. We cannot predict what alterations or modifications our vessels may be required to undergo in the future or that as our vessels age, market conditions will justify any required expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

There may be risks associated with the purchase and operation of second-hand vessels.

Our current business strategy includes additional growth through the acquisition of both newbuildings and second-hand vessels. Although we generally inspect second-hand vessels prior to purchase, this does not normally provide us with the same knowledge about the vessels' condition that we would have had if such vessels had been built for and operated exclusively by us.

Therefore, our future operating results could be negatively affected if some of the vessels do not perform as we expect. Also, we do not receive the benefit of warranties from the builders if the vessels we buy are older than one year.

                          Risks relating to our Company

We depend on our charterers and principally the Frontline Charterers for all of our operating cash flows and for our ability to pay dividends to our shareholders.

Most of the tanker vessels and oil bulk ore carriers or OBOs in our fleet are chartered to Frontline Shipping Limited and Frontline Shipping II Limited or the Frontline Charterers, subsidiaries of Frontline Ltd, or Frontline, while our other vessels that have charters attached to them are chartered to our other customers under medium to long-term time and bareboat charters, except one which is on a short-term time charter through October 2007. The charter hire payments that we receive from our customers constitute substantially all of our operating cash flows. The Frontline Charterers have no business or sources of funds other than those related to the chartering of our tanker fleet to third parties.

The Frontline Charterers are, at June 15, 2007 capitalized with $197.0 and $35.0 million, respectively, which serves to support the Frontline Charterers' obligations to make charterhire payments to us. Neither Frontline nor any of its affiliates guarantees the payment of charterhire or is obligated to contribute additional capital to the Frontline Charterers at any time. Although there are restrictions on the Frontline Charterers' rights to use their cash to pay dividends or make other distributions, at any given time their available cash may be diminished or exhausted, and the Frontline Charterers may be unable to make charterhire payments to us. If the Frontline Charterers or any of our other charterers are unable to make charterhire payments to us, our results of operations and financial condition will be materially adversely affected and we may not have cash available to pay debt service or for distributions to our shareholders.

The amount of the profit sharing payment we receive under our charters with the Frontline Charterers, if any, and our ability to pay our ordinary quarterly dividend, may depend on prevailing spot market rates, which are volatile.

Most of our tanker vessels and our OBOs, operate under time charters to the Frontline Charterers. These charter contracts provide for base charterhire and profit sharing payments when the Frontline Charterers' earnings from deploying our vessels exceed certain levels. The majority of our vessels chartered to the Frontline Charterers are sub-chartered by the Frontline Charterers in the spot market, which is subject to greater volatility than the long-term time charter market. Accordingly, the amount of profit sharing payments that we receive, if any, is primarily dependant on the strength of the spot market and we cannot assure you that we will receive any profit sharing payments for any periods in the future. Furthermore, our quarterly dividend may depend on the Company receiving profit sharing payments or that we continue to expand our fleet so that, in either case, we receive cash flows in addition to the cash flows we receive from our base charterhire from the Frontline Charterers and charter payments from other customers. As a result, we cannot assure you that we will continue to pay quarterly dividends.

Volatility in the international shipping and offshore markets may cause our customers to be unable to pay charterhire to us.

Our customers are subject to volatility in the shipping market that affects their ability to operate the vessels they charter from us at a profit. Our customers' successful operation of our vessels and rigs in the charter market will depend on, among other things, their ability to obtain profitable charters. We cannot assure you that future charters will be available to our customers at rates sufficient to enable them to meet their obligations to make charterhire payments to us. As a result, our revenues and results of operations may be adversely affected. These factors include:

      o     global and regional economic and political conditions;

      o supply and demand for oil and refined petroleum products, which is affected by, among other things, competition from alternative sources of energy;

      o supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

      o     developments in international trade;

      o changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;

      o     environmental concerns and regulations;

      o     weather;

      o     the number of newbuilding deliveries;

      o the phase-out of single hull tankers from certain markets pursuant to national and international laws and regulations;

      o     the scrapping rate of older vessels; and

      o changes in production of crude oil, particularly by OPEC and other key producers.

Tanker charter rates also tend to be subject to seasonal variations, with demand (and therefore charter rates) normally higher in winter months in the northern hemisphere.

We depend on directors who are associated with affiliated companies which may create conflicts of interest.

Currently, the chairman of our Board of Directors, Tor Olav Troim, and Kate Blankenship, a member of our Board of Directors, are also directors of Frontline, Golden Ocean Group Limited ("Golden Ocean"), and Seadrill Limited ("Seadrill"). All of these companies are indirectly controlled by John Fredriksen who also controls our principal shareholders, Hemen Holding Limited and Farahead Investment Inc. (collectively "Hemen"). Svein Aaser, a member of our board of directors, acts as Executive Director for Seatankers Management Ltd ("Seatankers"), a company affiliated with Hemen. These three directors owe fiduciary duties to the shareholders of each company and may have conflicts of interest in matters involving or affecting us and our customers. In addition, due to their ownership of Frontline, Golden Ocean or Seadrill common shares, they may have conflicts of interest when faced with decisions that could have different implications for Frontline, Golden Ocean, Seadrill or Seatankers than they do for us. We cannot assure you that any of these conflicts of interest will be resolved in our favor.

The agreements between us and affiliates of Hemen may be less favorable to us than agreements that we could obtain from unaffiliated third parties.

The charters, management agreements, the charter ancillary agreements and the other contractual agreements we have with companies affiliated with Hemen were made in the context of an affiliated relationship and were not necessarily negotiated in arms-length transactions. The negotiation of these agreements may have resulted in prices and other terms that are less favorable to us than terms we might have obtained in arm's-length negotiations with unaffiliated third parties for similar services.

Hemen and its associated companies business activities may conflict with ours.

While Frontline has agreed to cause the Frontline Charterers to use their commercial best efforts to employ our vessels on market terms and not to give preferential treatment in the marketing of any other vessels owned or managed by Frontline or its other affiliates, it is possible that conflicts of interests in this regard will adversely affect us. Under our charter ancillary agreements with the Frontline Charterers and Frontline, we are entitled to receive annual profit sharing payments to the extent that the average time daily charter equivalent, or TCE, rates realized by the Frontline Charterers exceed specified levels. Because Frontline also owns or manages other vessels in addition to our fleet, which are not included in the profit sharing calculation, conflicts of interest may arise between us and Frontline in the allocation of chartering opportunities that could limit our fleet's earnings and reduce the profit sharing payments or charterhire due under our charters.

Our shareholders must rely on us to enforce our rights against our contract counterparties.

Holders of our common shares and other securities have no direct right to enforce the obligations of the Frontline Charterers, Frontline Management (Bermuda) Ltd., or Frontline Management, Frontline, Golden Ocean and Seadrill or any of our other customers under the charters, or any of the other agreements to which we are party, including our management agreement with Frontline Management. Accordingly, if any of those counterparties were to breach their obligations to us under any of these agreements, our shareholders would have to rely on us to pursue our remedies against those counterparties.

There is a risk that United States tax authorities could treat us as a "passive foreign investment company," which would have adverse United States federal income tax consequences to United States holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income."

United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Under these rules, we should not be considered to be a PFIC if our income from our time charters is considered to be income for the performance of services, but we will be considered to be a PFIC if such income is considered to be rental income. We have received an opinion from our counsel, Seward & Kissel LLP, that it is more likely than not that our income from time charters will not be treated as passive income for purposes of determining whether we are a PFIC. Based on this opinion and our current method of operations, we do not believe we are, nor do we expect to become, a PFIC with respect to any taxable year. Our belief and the opinion are based principally upon the positions that (1) time and voyage charter income constitutes services income, rather than rental income and (2) Frontline Management which provides services to our vessels that are chartered under time charters, will be respected as a separate entity from the Frontline Charterers, with which it is affiliated.

There is no direct legal authority under the PFIC rules addressing our proposed method of operation. In particular, there is no legal authority addressing the situation where the charterer of a majority of the vessels in a company's fleet is affiliated with the technical management provider for a majority of the company's vessels. Accordingly, no assurance can be given that the Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a significant risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations were to change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States tax consequences. Individual shareholders will not be eligible for the 15% maximum tax rate on dividends that we pay, and other adverse tax consequences will arise.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under
Section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.

We expect that we and each of our subsidiaries qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source income. For example, Hemen owned 41.4% of our outstanding stock at June 15, 2007. There is therefore a risk that we could no longer qualify for exemption under Code Section 883 for a particular taxable year if other shareholders with a five percent or greater interest in our stock were, in combination with Hemen, to own 50% or more of our outstanding shares of our stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we, or our subsidiaries, are not entitled to exemption under Section 883 of the Code for any taxable year, we, or our subsidiaries, could be subject for those years to an effective 4% United States federal income tax on the gross shipping income these companies derive during the year that are attributable to the transport or cargoes to or from the United States. The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

Our Liberian subsidiaries may not be exempt from Liberian taxation, which would materially reduce our Liberian subsidiaries', and consequently our, net income and cash flow by the amount of the applicable tax.

The Republic of Liberia enacted an income tax law generally effective as of January 1, 2001, ("the New Act"), which repealed, in its entirety, the prior income tax law in effect since 1977, pursuant to which our Liberian subsidiaries, as non-resident domestic corporations, were wholly exempt from Liberian tax.

In 2004, the Liberian Ministry of Finance issued regulations, ("the New Regulations"), pursuant to which a non-resident domestic corporation engaged in international shipping, such as our Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001. In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from tax as under prior law.

If our Liberian subsidiaries were subject to Liberian income tax under the New Act, our Liberian subsidiaries would be subject to tax at a rate of 35% on their worldwide income. As a result, their, and subsequently our, net income and cash flow would be materially reduced by the amount of the applicable tax. In addition, we, as a shareholder of the Liberian subsidiaries, would be subject to Liberian withholding tax on dividends paid by the Liberian subsidiaries at rates ranging from 15% to 20%.

If our long-term time or bareboat charters or management agreements with respect to our vessels employed on long-term time charters terminate, we could be exposed to increased volatility in our business and financial results, our revenues could significantly decrease and our operating expenses could significantly increase.

If any of our charters terminate, we may not be able to re-charter those vessels on a long-term basis with terms similar to the terms of our existing charters, or at all. While the terms of our current charters for our tanker vessels to the Frontline Charterers end between 2013 and 2027, the Frontline Charterers have the option to terminate the charters of our non double hull tanker vessels from 2010.

The charters for the other vessels in our current fleet, other than the Front Vanadis which is subject to a three and a half year hire-purchase contract, and our 1,700 twenty foot equivalent units, or TEUs, container vessels, one of which is on a time charter scheduled to terminate in May 2009 and the other of which is on a time charter scheduled to terminate in October 2007, are generally contracted to expire between six and 20 years, although we have granted some of these charterers purchase options that, if exercised, may effectively terminate our charters with these customers earlier. One or more of the charters with respect to our vessels may also terminate in the event of a requisition for title or a loss of a vessel.

In addition, under our vessel management agreements with Frontline Management, for a fixed management fee Frontline Management is responsible for all of the technical and operational management of the vessels chartered by the Frontline Charterers, and will indemnify us against certain loss of hire and various other liabilities relating to the operation of these vessels. We may terminate our management agreements with Frontline Management for any reason at any time on 90 days' notice or that agreement may be terminated if the relevant charter is terminated. We expect to acquire additional vessels in the future and we cannot assure you that we will be able to enter into similar fixed price management agreements with Frontline Management or another third party manager for those vessels.

Therefore, to the extent that we acquire additional vessels, our cash flow could be more volatile and we could be exposed to increases in our vessel operating expenses, each of which could materially and adversely affect our results of operations and business.

If the delivery of any of the vessels that we have agreed to acquire is delayed or are delivered with significant defects, our earnings and financial condition could suffer.

As at June 15, 2007, we have entered into agreements to acquire two additional Suezmax tankers, two Capesize drybulk carriers, five additional container vessels, one additional jack-up drilling rig and three seismic vessels. A delay in the delivery of any of these vessels or the failure of the contract counterparty to deliver any of these vessels could cause us to breach our obligations under related charter agreements that we have entered into and could adversely affect our revenues and results of operations. In addition, an acceptance of any of these vessels with substantial defects could have similar consequences.

Certain of our vessels are subject to purchase options held by the charterer of the vessel, which, if exercised, could reduce the size of our fleet and reduce our future revenues.

The market values of our vessels, which are currently at near historically high levels, is expected to change from time to time depending on a number of factors, including general economic and market conditions affecting the shipping industry, competition, cost of vessel construction, governmental or other regulations, prevailing levels of charter rates, and technological changes. We have granted fixed price purchase options to certain of our customers with respect to the vessels they have chartered from us, and these prices may be less than the respective vessel's market value at the time the option is exercised. In addition, we may not be able to obtain a replacement vessel for the price at which we sell the vessel. In such a case, we could incur a loss and a reduction in earnings.

We may incur losses when we sell vessels, which may adversely affect our earnings.

During the period a vessel is subject to a charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterers' agreement. On the other hand, if the charterers were to default under the charters due to adverse market conditions, causing a termination of the charters, it is likely that the fair market value of our vessels would also be depressed. If we were to sell a vessel at a time when vessel prices have fallen, we could incur a loss and a reduction in earnings.

An increase in interest rates could materially and adversely affect our financial performance.

As of December 31, 2006, we had approximately $1.5 billion in floating rate debt outstanding under our credit facilities. Although we use interest rate swaps to manage our interest rate exposure and have interest rate adjustment clauses in some of our chartering agreements, we are exposed to fluctuations in the interest rates. For a portion of our floating rate debt, if interest rates rise, interest payments on our floating rate debt that we have not swapped into effectively fixed rates would increase.

As of December 31, 2006, we have entered into interest rate swaps to fix the interest on $738.7 million of our outstanding and committed indebtedness. As of December 31, 2006, $166.4 million of these interest rate swaps relate to committed but not outstanding debt. In addition we had entered into total return bond swaps in respect of $52.0 million of our 8.5% senior notes as of December 31, 2006. The total return bond swaps effectively translate the underlying principal amount into floating rate debt.

An increase in interest rates could cause us to incur additional costs associated with our debt service, which may materially and adversely affect our results of operations. For example, our net income for the year ended December 31, 2006 was reduced by a $2.8 million unrealized loss, representing the net change in the fair value of these interest rate swaps. Our maximum exposure to interest rate fluctuations on our outstanding debt and our outstanding total return bond swaps at December 31, 2006 was $945.8 million. A one per cent change in interest rates would at most increase or decrease interest expense by $9.5 million per year as of December 31, 2006. The maximum figure does not take into account that certain of our charter contracts include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on the outstanding debt related to the assets on charter. At December 31, 2006, $155.1 million of our floating rate debt was subject to such interest adjustment clauses.

We may have difficulty managing our planned growth properly.

Since our original acquisitions from Frontline we have expanded and diversified our fleet, and we have recently begun performing certain administrative services through a wholly owned subsidiary company that were previously contracted to Frontline.

The growth in the size and diversity of our fleet will continue to impose additional responsibilities on our management, and may require us to increase the number of our personnel. We may need to increase our customer base in the future as we continue to grow our fleet. We cannot assure that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

We are highly leveraged and subject to restrictions in our financing agreements that impose constraints on our operating and financing flexibility.

We have significant indebtedness outstanding under our senior notes. We have also entered into loan facilities that we have used to refinance existing indebtedness and to acquire additional vessels. We may need to refinance some or all of our indebtedness on maturity of our senior notes and to acquire additional vessels in the future. We cannot assure you we will be able to do so on terms that are acceptable to us or at all. If we cannot refinance our indebtedness, we will have to dedicate some or all of our cash flows, and we may be required to sell some of our assets, to pay the principal and interest on our indebtedness. In such a case, we may not be able to pay dividends to our shareholders and may not be able to grow our fleet as planned. We may also incur additional debt in the future.

Our loan facilities and the indenture for our senior notes subject us to limitations on our business and future financing activities, including:

      o limitations on the incurrence of additional indebtedness, including issuance of additional guarantees;

      o     limitations on incurrence of liens;

      o limitations on our ability to pay dividends and make other distributions; and

      o limitations on our ability to renegotiate or amend our charters, management agreements and other material agreements.

Further, our loan facilities contain financial covenants that require us to, among other things:

      o provide additional security under the loan facility or prepay an amount of the loan facility as necessary to maintain the fair market value of our vessels securing the loan facility at not less than specified percentages (ranging from 120% to 140%) of the principal amount outstanding under the loan facility;

      o maintain available cash on a consolidated basis of not less than $25 million;

      o     maintain positive working capital on a consolidated basis; and

      o maintain a ratio of shareholder equity to total assets of not less than 20%.

Under the terms of our loan facilities, we may not make distributions to our shareholders if we do not satisfy these covenants or receive waivers from the lenders. We cannot assure you that we will be able to satisfy these covenants in the future.

Due to these restrictions, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders' permission when needed. This may prevent us from taking actions that are in our best interest.

Our debt service obligations require us to dedicate a substantial portion of our cash flows from operations to required payments on indebtedness and could limit our ability to obtain additional financing, make capital expenditures and acquisitions, and carry out other general corporate activities in the future. These obligations may also limit our flexibility in planning for or reacting to, changes in our business and the shipping industry or detract from our ability to successfully withstand a downturn in our business or the economy generally. This may place us at a competitive disadvantage to other less leveraged competitors.

                       Risks Relating to Our Common Shares

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company, and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our vessels, and payments under our charter agreements are made to our subsidiaries. As a result, our ability to make distributions to our shareholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party or by the law of their respective jurisdiction of incorporation which regulates the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, we will not be able to pay dividends to our shareholders.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a United States corporation has.

We are a Bermuda exempted company. Bermuda law may not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some United States jurisdictions. In addition, most of our directors and officers are not resident in the United States and the majority of our assets are located outside of the United States. As a result, investors may have more difficulty in protecting their interests and enforcing judgments in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our major shareholder, Hemen, may be able to influence us, including the outcome of shareholder votes with interests may be different from yours.

As of June 15, 2007, Hemen owned approximately 41.4% of our outstanding common shares. As a result of its ownership of our common shares, Hemen may influence our business, including the outcome of any vote of our shareholders. Hemen also currently beneficially owns substantial stakes in Frontline, Golden Ocean and Seadrill. The interests of Hemen may be different from your interests.

If Frontline were to become insolvent, there is a risk that a bankruptcy court could pool our or the Frontline Charterers' assets and liabilities with those of Frontline under the equitable doctrine of substantive consolidation which may adversely affect our future results.

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

Not all jurisdictions that could potentially have jurisdiction over an insolvency or bankruptcy case involving Frontline, us, and/or any of our respective affiliates recognize the substantive consolidation doctrine. For example, we have been advised by our Bermuda counsel that Bermuda does not recognize this doctrine. However, if Frontline or its creditors were to assert claims of substantive consolidation or related theories in a Frontline bankruptcy proceeding in a jurisdiction that recognizes the doctrine of substantive consolidation, such as the United States, the bankruptcy court could make our assets or the Frontline Charterers' assets available to satisfy Frontline obligations to its creditors. This could have a material adverse effect on us.

Investor confidence and the market price of our common stock may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, which requires us to include in our annual report on Form 20-F our management's report on, and assessment of the effectiveness of, our internal controls over financial reporting. In addition, first effective in our annual report for the fiscal year ended December 31, 2007, our independent registered public accounting firm will be required to attest to and report on management's assessment of the effectiveness of our internal controls over financial reporting. If we fail to maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our common stock. We believe the total cost of our initial compliance and the future ongoing costs of complying with these requirements may be substantial.

ITEM 4.   INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

We are Ship Finance International Limited, a Bermuda based shipping company that is engaged primarily in the ownership and operation of vessels and offshore related assets. We are also involved in the charter, purchase and sale of assets. We were incorporated in Bermuda on October 10, 2003 (Company No. EC-34296). Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500.

We operate through subsidiaries and partnerships located in Bermuda, Cyprus, Isle of Man, Liberia, Norway, Delaware and Singapore.

We are an international ship owning company with one of the largest asset bases across the maritime and offshore industries. Our assets currently consist of 35 oil tankers, eight OBOs currently configured to carry drybulk cargo, and one drybulk carrier aggregating 10.7 million dwt, seven container vessels aggregating 17,520 TEUs, and one jack-up drilling rig.

Additionally we have contracted to purchase the following newbuild vessels:

      o     a second jack-up drilling rig scheduled for delivery in 2007;

      o     three seismic vessels, scheduled for delivery in 2008;

      o     two Capesize drybulk carriers, scheduled for delivery in 2008-09;

      o     two Suezmax oil tankers, scheduled for delivery in 2009; and

      o     five container vessels, scheduled for delivery in 2010.

We have secured charter arrangements for each of our new acquisitions apart from the two Suezmax tankers and the five container vessels, which we are currently marketing for medium to long-term employment.

Our principal strategy is to generate stable and increasing cash flows by chartering our assets under medium to long-term time or bareboat charters to customers across a diverse group of maritime and offshore segments.

Currently, these customers include Frontline, Horizon Lines Inc. ("Horizon Lines"), Golden Ocean, Seadrill, SCAN Geophyiscal ASA ("SCAN"), Great Elephant Corporation ("Great Elephant"), Gold Star Line Ltd, and Heung-A. For most of our vessels, our charters range from six to 20 years, providing us with significant, stable base cash flows and high asset utilization. Some of our charters include purchase options on behalf of the charterer, which if exercised would reduce our remaining charter coverage and contracted cash flow.

Our primary objective is to continue to grow our business through accretive acquisitions in diverse marine and offshore asset classes in order to increase our dividend per share.

History of the Company

We were formed as a wholly owned subsidiary of Frontline, which is one of the largest owners and operators of large crude oil tankers in the world. On May 28, 2004, Frontline announced the distribution of 25% of our common shares to its ordinary shareholders in a partial spin off. Our common shares commenced trading on the New York Stock Exchange under the ticker symbol "SFL" on June 17, 2004. Frontline has subsequently made several further dividends of our shares to its shareholders, including two distributions in 2004, two in 2005, one in 2006 and a final distribution in 2007. Following the latest distribution in March 2007, Frontline's ownership in our Company is less than 1%.

Pursuant to an agreement entered into in December 2003, we purchased from Frontline a fleet of 47 crude oil tankers, comprising 23 Very Large Crude Carriers, or VLCCs, including an option to acquire one VLCC, each having a capacity of 275,000 to 308,000 dwt, and 24 Suezmax tankers, including eight OBOs, each having a capacity of 142,000 to 169,000 dwt. We paid an aggregate purchase price of $950.0 million excluding working capital to acquire this initial fleet. We also assumed senior secured indebtedness with respect to this fleet in the amount of approximately $1.158 billion, which we subsequently refinanced with the proceeds of a senior notes issuance, a $1.058 billion credit facility and a deemed equity contribution of $525.0 million from Frontline.

Since January 1, 2005, we have diversified our asset base from two asset types, crude oil tankers and OBO carriers, to six asset types including container vessels, drybulk carriers, jack-up drilling rigs and seismic vessels.

All of our tankers and OBOs, with the exception of the two vessels contracted for delivery in 2009, and the VLCC Front Vanadis, are chartered to the Frontline Charterers under longer term time charters that have remaining terms that range from six to 20 years. The Frontline Charterers, in turn, charter our vessels to third parties. The daily base charter rates payable to us under the charters have been fixed in advance and will decrease as our vessels age, and the Frontline Charterers have the right to terminate the charter for non double hull vessels from 2010.

The daily charter rate that the Frontline Charterers pay to us is not dependant on the revenue that they receive from chartering our vessels to third parties. Frontline Shipping was initially capitalized with $250 million in cash provided by Frontline to support its obligation to make payments to us under the charters. Frontline Shipping II was capitalized with approximately $21.0 million in cash. Due to sales and acquisitions, the current capitalization of the Frontline Charterers is $197 million and $35 million, respectively.

We have entered into charter ancillary agreements with the Frontline Charterers, our vessel owning subsidiaries that own our vessels and Frontline, which remain in effect until the last long term charter with the relevant Frontline Charterer terminates in accordance with its terms. Frontline has guaranteed the Frontline Charterers' obligations under the charter ancillary agreements. Under the terms of the charter ancillary agreements, beginning with the final 11-month period in 2004 and for each calendar year after that, the Frontline Charterers have agreed to pay us a profit sharing payment equal to 20% of the charter revenues for the applicable period, calculated annually on a TCE basis, realized by that Frontline Charterer for our fleet in excess of the daily base charterhire. After 2010, all of our non-double hull vessels will be excluded from the annual profit sharing payment calculation. For purposes of calculating bareboat revenues on a TCE basis, expenses are assumed to equal $6,500 per day.

We have also entered into a fixed rate management agreement and an administrative services agreement with Frontline Management to provide for the operation and maintenance of our initial fleet of vessels and administrative support services.

We refer you to Item 10 C. - Material Contracts for further discussion of the agreements discussed above.

During the fourth quarter of 2006 and first quarter of 2007 we have reduced our non-double hull fleet from 18 vessels to 11 vessels. The 11 non-double hull vessels include the VLCC Front Vanadis which we have re-chartered on hire-purchase terms, where the charterer has a purchase obligation at the end of the charter. Five of the single hull vessels were sold to Frontline in connection with Frontline's spin-off of Sealift Ltd., a dedicated heavy-lift company, and the other vessels have been sold to unrelated third parties.

In addition, we also have a profit sharing arrangement for the vessels on charter to the Frontline Charterers where we receive profit sharing payments in times of relative market strength where the spot market rate exceeds our base charter rate. This profit sharing agreement is calculated on an annual basis, and in 2006 we received base charter payments of $437.2 million from the Frontline Charterers and accrued profit sharing revenues of $78.9 million.

There are also profit sharing agreements relating to the charters of the jack-up drilling rigs West Ceres and West Prospero, where we will receive profit shares calculated as a percentage of the annual earnings above specified thresholds relating to milestones set under the relevant charters.

The predictability and stability of our cash flows is enhanced by having substantially all of the vessel operating expenses of our tankers and OBO carriers fixed through our management services agreements with Frontline Management. Under these agreements, we make fixed payments to Frontline Management during the charter period to provide for the operation and maintenance of our vessels.

The charters for our two jack-up drilling rigs to Seadrill, our three drybulk carriers to Golden Ocean, our five container vessels to Horizon Lines and our three seismic vessels to SCAN are all on bareboat terms, under which the respective charterer will bear all operating and maintenance expenses.

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

Acquisitions

In the year ended December 31, 2005 the following vessels and vessel owning entities were acquired or delivered to us as discussed below:

      o In January 2005, we exercised an option to acquire the VLCC Oscilla and the vessel was delivered to us on April 4, 2005. The purchase price paid to acquire the vessel was equal to the outstanding mortgage debt under the four loan agreements between lenders and the vessel's owning company. In addition, we made a payment of $14.6 million to Frontline to reflect the fact that the original purchase price was set assuming delivery to us on January 1, 2004, whereas delivery did not occur until April 4, 2005.

      o Between January and March 2005, we acquired three additional double hull VLCCs from Frontline for an aggregate purchase price of $294 million.

      o In May 2005, we entered into an agreement with parties affiliated with Hemen to acquire two vessel owning companies, each owning one 2005 built containership, for a total consideration of $98.6 million.

      o In May 2005, we agreed to acquire three Suezmax tankers from Frontline, the Front Traveller, Front Transporter, and Front Target, for an aggregate amount of $92.0 million.

      o In June 2005, we entered into an agreement with parties affiliated with Hemen to acquire two vessel owning companies, each owning one 2004 built VLCC, for total consideration of $184 million.

In the year ended December 31, 2006, the following vessels and vessel owning entities were acquired or delivered to us:

      o In January 2006, we acquired the VLCC Front Tobago from Frontline for consideration of $40.0 million.

      o In April 2006, we entered into an arrangement with Horizon Lines under which we acquired five 2,824 TEU container vessels built at Hyundai Mipo yard in Korea for consideration of approximately $280.0 million. Under this agreement the Horizon Hunter was delivered in November 2006, the Horizon Hawk in March 2007, Horizon Eagle and Horizon Falcon in April 2007 and the final vessel, Horizon Tiger in May 2007.

      o In June 2006, we acquired, through our wholly owned subsidiary Rig Finance Ltd., or Rig Finance, the jack-up drilling rig West Ceres from SeaDrill Invest I Ltd., or SeaDrill Invest I, a wholly owned subsidiary of Seadrill, for total consideration of $210.0 million.

      o In July 2006, we entered into an agreement to acquire, through our wholly owned subsidiary Front Shadow Inc., or Front Shadow, the Panamax drybulk carrier Golden Shadow from Golden Ocean for a total consideration of $28.4 million. The vessel was delivered to us in September 2006.

      o In November 2006, we acquired two newbuilding Suezmax contracts from Frontline with delivery expected in the first quarter of 2009 and third quarter of 2009.

During 2007, we have so far agreed to acquire the following vessels or newbuildings:

      o In January 2007, we entered into an agreement, via our wholly owned subsidiary Rig Finance II Ltd, or Rig Finance II, to acquire a newbuilding jack-up drilling rig currently under construction from SeaDrill Invest II Ltd., or SeaDrill Invest II, a wholly owned subsidiary of Seadrill. The purchase price will be $210.0 million and delivery is expected to take place at the end of June 2007.

      o In February 2007, we agreed to acquire two newbuilding Capesize vessels contracts from Golden Ocean for a total delivered cost of $160.0 million. Delivery from the shipyard is scheduled in the fourth quarter of 2008 and first quarter of 2009.

      o In March 2007, we entered into an agreement to acquire three newbuilding seismic vessels, including complete seismic equipment, from SCAN for an aggregate amount of $210.0 million. The vessels are scheduled to be delivered in 2008.

      o In June 2007, we agreed to acquire five newbuilding container vessels with scheduled delivery in 2010 for an aggregate construction cost of approximately $190 million.

      o In June 2007 we acquired 10% of the equity of Seachange Maritime LLC, a Miami based company that owns and charters containerships.

Disposals

In the year ended December 31, 2005, we sold vessels and vessel owning entities as discussed below:

      o In January 2005, we sold a Suezmax tanker, the Front Fighter, to an unrelated third party for $68.3 million. The vessel was delivered to its new owner in March 2005.

      o In May 2005, we sold the three Suezmax tankers, Front Lillo, Front Emperor and Front Spirit, for a total consideration of $92.0 million. These vessels were delivered to their new owners in June 2005.

      o In August 2005, we sold a Suezmax tanker, the Front Hunter to an unrelated third party for net proceeds of $71.0 million.

      o In November 2005, the bareboat charterer of the VLCC Navix Astral exercised an option to purchase the vessel for approximately $40.5 million. The vessel was delivered to its new owner in January 2006.

In the year ended December 31, 2006 we sold vessels as discussed below:

      o In December 2006, we sold the VLCC Front Tobago to an unrelated third party for $45.0 million.

During 2007, we have so far sold the following vessels:

      o In January 2007, we sold the single-hull Suezmax tanker Front Transporter for $38.0 million. The vessel was delivered to its new owner in March 2007.

      o In January 2007, we sold a total of five single-hull Suezmax tankers to Frontline for an aggregate amount of $183.7 million. The vessels were delivered to Frontline in March 2007.

      o In May 2007, we re-chartered the single-hull VLCC Front Vanadis to an unrelated third party. The new charter is in the form of a hire-purchase agreement, where the vessel is chartered to the buyer for a 3.5 year period, with a purchase obligation at the end of the charter.

B. BUSINESS OVERVIEW

Our Business Strategies

Our primary objectives are to profitably grow our business and increase distributable cash flow per share by pursuing the following strategies:

      o Expand our asset base. We have increased, and intend to further increase, the size of our asset base through timely and selective acquisitions of additional assets that we believe will be accretive to long-term distributable cash flow per share. We will seek to expand our asset base through placing newbuilding orders, acquiring modern second-hand vessels and entering into medium or long-term charter arrangements. From time to time we may also acquire vessels with no or limited initial charter coverage. We believe that by entering into newbuilding contracts or acquiring modern second-hand vessels or rigs and leveraging the relationships with our existing customers, we can provide for long-term growth of our assets and continue to decrease the average age of our fleet. In addition, we will seek to enter into sale and lease back transactions with new customers, as we believe we can provide attractive alternatives for outsourcing of vessel ownership for these customers.

      o Diversify our asset base. Since January 1, 2005, we have diversified our asset base from two asset types, crude oil tankers and OBO carriers, to six asset types including container vessels, drybulk carriers, jack-up drilling rigs and seismic vessels. We believe that there are several attractive markets that could provide us the opportunity to continue to diversify our asset base. These markets include vessels and assets that service the offshore oil exploration industry and vessels that are of long-term strategic importance to certain operators in the shipping industry. We believe that the expertise and relationships of our management and our relationship and affiliation with Mr. John Fredriksen could provide us with incremental opportunities to expand our asset base.

      o Expand and diversify our customer relationships. Since January 1, 2005, we have increased our customer base from one to eight customers and have expanded our relationship with our original customer, Frontline, through the purchase of additional vessels. Of these eight customers, Frontline, Golden Ocean and Seadrill are directly or indirectly controlled by Mr. John Fredriksen. We intend to continue to expand our relationships with our existing customers, as well as add new customers, as companies that service the international shipping and offshore oil exploration markets continue to expand their use of chartered-in assets to add capacity.

      o Pursue medium to long-term, fixed-rate charters. We intend to continue to pursue medium to long-term, fixed rate charters, which provide us with stable future cash flows. Our customers typically employ long-term charters for strategic expansion as most of their assets are typically of strategic importance to certain operating pools, established trade routes or dedicated oil-field installations. We believe that we will be well positioned to participate in their growth. In addition, in markets where lower relative long-term charter rates are available, we will also seek to enter into charter agreements that provide for profit sharing so that we can generate incremental revenue and share in the upside during strong markets.

Customers

During 2006 and 2005, Frontline, through its subsidiaries, was our principal customer with more than 80% of our operating revenues for the years ended December 31, 2006 and December 31, 2005, being derived from the Frontline Charterers. We anticipate the percentage of our business attributable to the Frontline Charterers to diminish as we continue to expand our business and our customer base.

Competition

We currently operate or will operate in several segments of the shipping and offshore industry, including crude oil transportation, drybulk shipments, container transportation, drilling rigs and seismic exploration.

The markets for international seaborne crude oil transportation services, drybulk transportation services and container transportation services are highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil companies or captive fleets (both private and state-owned) and independent shipowner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Similarly, drybulk commodity owners or traders use such vessels not only to transport their own commodities but also to transport commodities for third party charterers in direct competition with independent owners and operators in the drybulk charter market.

Container vessels are generally operated by container logistics companies, where the vessels are used as an integral part of their services. Therefore, container vessels are typically chartered more on a period basis while single voyage chartering is less common. As the market has grown significantly over the last decades, we expect over time to see more vessels chartered by container logistics companies on shorter term basis, particularly in the smaller segments.

Our jack-up drilling rigs and our seismic exploration vessels are chartered out on long-term year charters to contractors, and we are therefore not directly exposed to the short term fluctuation in these markets. Normally, jack-up drilling rigs and seismic exploration vessels are charted by oil companies on a shorter term basis linked to area-specific well drilling or oil exploration activities, but there have also been longer period charters available when oil companies want to cover their longer term requirements for drilling rigs and/or seismic vessels. Seismic exploration vessels are self-propelled, and can therefore easily move between geographic areas. Jack-up drilling rigs are not self-propelled, but it is common to move these assets over long distances on heavy-lift vessels. Therefore, the markets and competition for these rigs are effectively world-wide.

Competition for charters in all the above segments is intense and is based upon price, location, size, age, condition and acceptability of the vessel/rig and its manager. Competition is also affected by the availability of other size vessels/rigs to compete in the trades in which we engage.

Risk of Loss and Insurance

Our business is affected by a number of risks, including mechanical failure, collisions, property loss to the vessels, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

Except for vessels whose charter specifies otherwise, Frontline Management and our third-party managers are responsible for arranging for the insurance of our vessels in line with standard industry practice. In accordance with that practice, we maintain marine hull and machinery and war risks insurance, which include the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. From time to time we carry insurance covering the loss of hire resulting from marine casualties in respect of some of our vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

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

Environmental and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our tankers, OBOs, drybulk carriers, rigs, containerships and seismic vessels. We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered.

A variety of government, quasi-governmental and private organizations subject our assets to both scheduled and unscheduled inspections. These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state and charterers, particularly terminal operators, oil companies and drybulk and commodity owners. Some of these entities require us to obtain permits, licenses and certificates for the operation of our assets. Our failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the assets in our fleet.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention implements environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide, in part, that:

      o 25-year old tankers must be of double hull construction or of a mid-deck design with double-sided construction, unless:

                  (1) they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

                  (2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

      o 30-year old tankers must be of double hull construction or mid-deck design with double-sided construction; and

      o     all tankers will be subject to enhanced inspections.

Also, under IMO regulations, a tanker must be of double hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

      o is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

      o commences a major conversion or has its keel laid on or after January 6, 1994; or

      o completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

Our vessels are also subject to regulatory requirements, including the phase-out of single hull tankers, imposed by the IMO. Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single hull oil tankers. At that time, these regulations required the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks.

Under the regulations, the flag state may allow for some newer single hull ships registered in its country that conform to certain technical specifications to continue operating until the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull tankers that are allowed to operate until their 25th anniversary to ports or offshore terminals. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate.

As a result of the oil spill in November 2002 relating to the loss of the MT Prestige, which was owned by a company not affiliated with us, in December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to the MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single hull oil tankers were required to be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:


Category of Oil Tankers                                 Date or Year for Phase Out
-----------------------                                 --------------------------
Category 1 oil tankers of 20,000 dwt and above
carrying crude oil, fuel oil, heavy diesel oil or       April 5, 2005 for ships delivered on April 5, 1982
lubricating oil as cargo, and of 30,000 dwt and above   or earlier; or
carrying other oils, which do not comply with the       2005 for ships delivered after April 5, 1982
requirements for protectively located segregated
ballast tanks

Category 2 - oil tankers of 20,000 dwt and above
carrying crude oil, fuel oil, heavy diesel oil or       April 5, 2005 for ships delivered on April 5, 1977
lubricating oil as cargo, and of 30,000 dwt and above   or earlier
carrying other oils, which do comply with the           2005 for ships delivered after April 5, 1977 but
protectively located segregated ballast tank            before January 1, 1978
requirements                                            2006 for ships delivered in 1978 and 1979
                                                        2007 for ships delivered in 1980 and 1981
and                                                     2008 for ships delivered in 1982
                                                        2009 for ships delivered in 1983
Category 3 - oil tankers of 5,000 dwt and above but     2010 for ships delivered in 1984 or later
less than the tonnage specified for Category 1 and 2
tankers.

Under the revised regulations, the a flag state may permit continued operation of certain Category 2 or 3 tankers beyond their phase out date in accordance with the above schedule. Under regulation 13G, the flag state may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery. Under regulation 13G and 13H, as described below, certain Category 2 and 3 tankers fitted only with double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery. Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate until the earlier of their anniversary date of delivery in 2015 or the year in which the ship reaches 25 years of age after the date of its delivery, whichever is earlierunder any of the flag state exemptions.

The following table summarizes the impact of such regulations on the Company's single hull and double sided tankers:

                                  Vessel                                   Flag state
  Vessel Name     Vessel type   Category(s)   Year Built   IMO phase out    exemption
---------------   -----------   -----------   ----------   -------------   ----------
Front Birch         Suezmax         DS           1991          2010           2016
Front Maple         Suezmax         DS           1991          2010           2016
Edinburgh             VLCC          DS           1993          2010           2018
Front Ace             VLCC          SH           1993          2010           2015
Front Duchess         VLCC          SH           1993          2010           2015
Front Duke            VLCC          SH           1992          2010           2015
Front Highness        VLCC          SH           1991          2010           2015
Front Lady            VLCC          SH           1991          2010           2015
Front Lord            VLCC          SH           1991          2010           2015
Front Sabang          VLCC          SH           1990          2010           2015
Front Vanadis         VLCC          SH           1990          2010           2015

Under regulation 13G and as described below, regulation 13H, category 2 and 3 tankers fitted only with double bottoms or double sides may be allowed to continue operations until their 25th anniversary.

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

Under MARPOL Regulation 13H, HGO means any of the following:

            1. crude oils having a density at 15(degree)C higher than 900 kg/m(3);

            2. fuel oils having either a density at 15(degree)C higher than 900 kg/ m(3) or a kinematic viscosity at 50(degree)C higher than 180 mm(2)/s;

            3.    bitumen, tar and their emulsions.

Under MARPOL Regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15(degree)C higher than 900 kg/m(3) but lower than 945 kg/m(3), that conform to certain technical specifications and, in the opinion of the such state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery. The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

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

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Requirements

In 1990, the United States Congress enacted OPA to establish an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

      o     natural resource damages and related assessment costs;

      o     real and personal property damages;

      o     net loss of taxes, royalties, rents, profits or earnings capacity;
            and

      o net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and loss of subsistence use of natural resources.

OPA previously limited the liability of responsible parties to the greater of $1,200 per gross ton or $10.0 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). Amendments to OPA signed into law in July 2006 increased these limits on the liability of responsible parties to the greater of $1,900 per gross ton or $16.0 million per double hull tanker that is over 3,000 gross tons. The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the former OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. The U.S. Coast Guard has indicated that it expects to adopt regulations requiring evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the July 2006 amendments to OPA, as described above. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA.

We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of $1.0 billion. A catastrophic spill could exceed the insurance coverage available, which could have a material adverse effect on our business.

Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double hulls, and existing vessels that do not comply with the double hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double hulls. Notwithstanding the prohibition to trade schedule, the act currently permits existing single hull and double-sided tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port, or LOOP, or off-loading by lightering within authorized lightering zones more than 60 miles off-shore. Lightering is the process by which vessels at sea off-load their cargo to smaller vessels for ultimate delivery to the discharge port.

Owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

      o address a worst case scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a worst case discharge;

      o     describe crew training and drills; and

      o identify a qualified individual with full authority to implement removal actions.

We have obtained vessel response plans approved by Coast Guard for our vessels operating in the waters of the United States. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

In addition, the United States Clean Water Act prohibits the discharge of oil or hazardous substances in United States navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA, discussed above. The United States Environmental Protection Agency, or EPA, has exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from Clean Water Act permitting requirements. However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in EPA's regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. The EPA filed a notice of appeal of this decision and, if the EPA's appeals are successful and exemption is repealed, our vessels may be subject to Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the cost of operating in the United States. For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

Other Regulations

In July 2003, in response to the MT Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010. The European Union has also banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union has also adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the MT Prestige has also led to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of all of our vessels and our ability to generate income from them. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. The United States Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the United States Coast Guard. Mid-ocean ballast exchange is the primary method for compliance with the United States Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The United States Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we may be held liable for clean up costs under applicable laws.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

      o on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

      o on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

      o     the development of vessel security plans;

      o ship identification number to be permanently marked on a vessel's hull;

      o a continuous synopsis record kept onboard showing a vessel's history including, name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

      o     compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

C. ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D. PROPERTY, PLANT AND EQUIPMENT

We own a substantially modern fleet of vessels. The following table sets forth the fleet that we own or have contracted for delivery as of June 15, 2007.

                                Approximate                              Charter
                             -----------------                         Termination
Vessel                       Built      Dwt.     Construction   Flag       Date
--------------------------   -----   ---------   ------------   ----   -----------
VLCCs
Front Sabang                  1990    286,000     Single-hull     SG     2014 (1)
Front Vanadis                 1990    286,000     Single-hull     SG     2010 (2)
Front Highness                1991    284,000     Single-hull     SG     2015 (1)
Front Lady                    1991    284,000     Single-hull     SG     2015 (1)
Front Lord                    1991    284,000     Single-hull     SG     2015 (1)
Front Duke                    1992    284,000     Single-hull     SG     2014 (1)
Front Duchess                 1993    284,000     Single-hull     SG     2014 (1)
Front Edinburgh               1993    302,000     Double-side    LIB     2013 (1)
Front Ace                     1993    276,000     Single-hull    LIB     2014 (1)
Front Century                 1998    311,000     Double-hull     MI     2021
Front Champion                1998    311,000     Double-hull     BA     2022
Front Vanguard                1998    300,000     Double-hull     MI     2021
Front Vista                   1998    300,000     Double-hull     MI     2021
Front Circassia               1999    306,000     Double-hull     MI     2021
Front Opalia                  1999    302,000     Double-hull     MI     2022
Front Comanche                1999    300,000     Double-hull    FRA     2022
Golden Victory                1999    300,000     Double-hull     MI     2022
Ocana (ex Front Commerce)     1999    300,000     Double-hull    IoM     2022
Front Scilla (ex Oscilla)     2000    303,000     Double-hull     MI     2023
Ariake (tbn Oliva)            2001    299,000     Double-hull     BA     2023
Front Serenade                2002    299,000     Double-hull    LIB     2024
Otina (ex Hakata)             2002    298,465     Double-hull    IoM     2025
Front Stratus (tbn Ondina)    2002    299,000     Double-hull    LIB     2025
Front Falcon                  2002    309,000     Double-hull     BA     2025
Front Page                    2002    299,000     Double-hull    LIB     2025
Front Energy                  2004    305,000     Double-hull    CYP     2027
Front Force                   2004    305,000     Double-hull    CYP     2027

Suezmax OBO Carriers
Front Breaker                 1991    169,000     Double-hull     MI     2015
Front Climber                 1991    169,000     Double-hull     SG     2015
Front Driver                  1991    169,000     Double-hull     MI     2015
Front Guider                  1991    169,000     Double-hull     SG     2015
Front Leader                  1991    169,000     Double-hull     SG     2015
Front Rider                   1992    170,000     Double-hull     SG     2015
Front Striver                 1992    169,000     Double-hull     SG     2015
Front Viewer                  1992    169,000     Double-hull     SG     2015

Suezmaxes
Front Birch                   1991    150,000     Double-side     MI     2014 (1)
Front Maple                   1991    150,000     Double-side     MI     2014 (1)
Front Pride                   1993    150,000     Double-hull    NIS     2017
Front Glory                   1995    150,000     Double-hull    NIS     2018
Front Splendour               1995    150,000     Double-hull    NIS     2019
Front Ardenne                 1997    153,000     Double-hull    NIS     2020
Front Brabant                 1998    153,000     Double-hull    NIS     2021
Mindanao                      1998    159,000     Double-hull     SG     2021
SFL Heimdall (NB)             2009    156,000     Double-hull    n/a     n/a
SFL Baldur (NB)               2009    156,000     Double-hull    n/a     n/a

Panamax Drybulk Carrier
Golden Shadow                 1997     73,732         n/a         HK     2016 (2)

Containerships
Sea Alfa                      2005   1,700 TEU        n/a        CYP     2009
Sea Beta                      2005   1,700 TEU        n/a        CYP     2007
Horizon Hunter                2006   2,824 TEU        n/a        U.S.    2021 (2)
Horizon Hawk                  2007   2,824 TEU        n/a        U.S.    2022 (2)
Horizon Falcon                2007   2,824 TEU        n/a        U.S.    2022 (2)
Horizon Eagle                 2007   2,824 TEU        n/a        U.S.    2022 (2)
Horizon Tiger                 2006   2,824 TEU        n/a        U.S.    2022 (2)
SFL Avon (NB)                 2010   1,700 TEU        n/a         MI     n/a
SFL Clyde (NB)                2010   1,700 TEU        n/a         MI     n/a
SFL Dee (NB)                  2010   1,700 TEU        n/a         MI     n/a
SFL Humber (NB)               2010   2,500 TEU        n/a         MI     n/a
SFL Tamar (NB)                2010   2,500 TEU        n/a         MI     n/a

Capesize Drybulk Carrier
Golden Straits (NB)           2008    170,000         n/a        n/a     2023 (2)
Golden Island (NB)            2009    170,000         n/a        n/a     2024 (2)

Jack-Up Drilling Rigs
West Ceres                    2006     300 ft         n/a        PAN     2021 (2)
West Prospero (NB)            2007     300 ft         n/a        PAN     2022 (2)

Seismic
To be named (NB)              2008                    n/a        n/a     2020 (2)
To be named (NB)              2008                    n/a        n/a     2020 (2)
To be named (NB)              2008                    n/a        n/a     2020 (2)

NB - Newbuilding

Key to Flags:

BA - Bahamas, CYP - Cyprus, FRA - France, IoM - Isle of Man, HK - Hong Kong, LIB
- Liberia, MI - Marshall Islands, NIS - Norwegian International Ship Register, PAN - Panama, SG - Singapore, U.S - United States of America.

      (1) Charter subject to termination at the Frontline Charterer's option from 2010.

      (2)   Charterer has purchase options during the term of the charter.

Other than our interests in the vessels and jack-up drilling rigs described above, we do not own any material physical properties.

ITEM 4A UNRESOLVED STAFF COMMENTS

None

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with Item 3 "Selected Financial Data", Item 4 "Information on the Company" and our audited Consolidated Financial Statements and Notes thereto included herein.

Overview

Following our spin-off from Frontline, and purchase of our original fleet in 2004, we have established ourselves as a leading international maritime asset owning company with one of the largest asset bases across the maritime and offshore industries. A full fleet list is provided in Item 4.D "Information on the Company" showing the assets that we currently own and charter to our customers.

Factors Affecting Our Current and Future Results

Principal factors that have affected our results since 2004 and are expected to affect our future results of operations and financial position include:

      o the earnings of our vessels under time charters and bareboat charters to the Frontline Charterers;

      o the amount we receive under the profit sharing arrangements with the Frontline Charters;

      o the earnings and expenses related to any additional vessels that we acquire;

      o     vessel management fees and expenses;

      o     administrative expenses; and

      o     interest expenses.

Revenues

Our revenues since January 1, 2004 derive primarily from our long term, fixed rate time charters. Most of the vessels that we have acquired from Frontline, including vessels we have acquired since December 2003, are chartered to the Frontline Charterers under long term charters that are generally accounted for as finance leases.

We allocate $6,500 per day from each time charter payment from the Frontline Charters as finance lease service revenue relating to these vessels. The balance of each charter payment is allocated between finance lease interest income and finance lease repayment in order to produce a constant periodic return on the balance of our net investments in finance leases. As the balance of our net investments in finance leases decreases, we will allocate less of each charter payment as finance lease interest income and more as finance lease repayments.

Until April 2007, certain of our vessels acquired from Frontline remained on charter to third parties, under charters which commenced before January 1, 2004, (the date upon which our charter arrangements to the Frontline Charterers became economically effective). Our arrangement with Frontline is that while our vessels are completing performance of third party charters, we pay the Frontline Charterers all revenues we earn under third party charters in exchange for the Frontline Charterers paying us the agreed upon charterhire. We account for the revenues received from these third party charters as time charter, bareboat or voyage revenues, as applicable, and the subsequent payment of these amounts to the Frontline Charterers as deemed dividends paid. We account for the charter revenues received from the Frontline Charterers prior to the charters becoming effective for accounting purposes, as deemed dividends received.

In March 2007, we announced the agreement to cancel the previous charter for the single hull VLCC Front Vanadis. We have agreed to pay a $13.2 million compensation to Frontline for the cancellation of the charter. The new charterer, Great Elephant, a subsidiary of Taiwan Maritime Transportation, paid a gross upfront payment of $12.5 million, and will pay a daily gross bareboat charter hire of $25,000 per day for 42 months, starting May 2007. Great Elephant has quarterly purchase options, and also has a purchase obligation of $3 million at the end of the charter.

We have a profit sharing agreement for all vessels on charter to the Frontline Charterers. We recognize profit sharing revenue for VLCC's and Suezmaxes/Suezmax OBO's, respectively when the aggregate earnings on a TCE basis exceed the maximum amount of base charterhire that these vessels are scheduled to earn for the entire year. In 2006, this occurred in the second quarter of the year. We therefore generally do not expect to recognize any profit sharing revenue in the first quarter of any year. In addition, we expect stronger demand for crude oil tankers and increased oil trading activity in the winter months in the northern hemisphere to affect the amount and timing of our profit sharing revenue. We also have profit sharing agreements relating to the jack-up drilling rigs West Ceres and West Prospero, where we will receive 5% and 4%, respectively, of the earning above certain thresholds. These profit sharing agreements will not, however, become effective until 2009.

We own seven container vessels, of which three were in operation at December 31, 2006. Five of the seven vessels are vessels on long-term bareboat charters to Horizon Lines, of which one vessel was delivered in 2006, and the remaining four vessels have been delivered to us in 2007. Each vessel chartered to Horizon Lines has an initial charter period of 12 years, plus three year extension options for Horizon Lines. Horizon Lines also has purchase options for the vessels, exercisable for the first time after five years from commencement of the relevant charter.

Our two smaller container vessels are employed on short to medium time charters. One of the vessels, Sea Alfa, is on a time charter to the Korean operator Heung A until May 2009. The other vessel, Sea Beta, was on a bareboat charter to the Australian operator Pan Logistics, but this company went into administration in October 2006, and the charter was cancelled. Later in the year we secured a new six month time charter for the vessel, commencing in January 2007 with two three-month extension options for the charterer. The first of these extension options has been exercised by the charterer. Our charter to Pan Logistics was secured by a $2.7 million bank guarantee, and we have collected the full guarantee amount in 2007. This amount, net of an amount of approximately $800,000 to compensate the technical manager of the vessel, will be recognized in the year 2007.

In June 2007, we announced an agreement to acquire five newbuilding container vessels with scheduled delivery in 2010 for an aggregate construction cost of approximately $190 million. Consistent with our strategy, it is our intention to market these vessels for medium to long term contracts.

In September 2006, we took delivery of Golden Shadow, a Panamax drybulk carrier built in 1997. This vessel has been bareboat chartered to Golden Ocean for a period of 10 years. At the end of the charter we have a fixed price put option to Golden Ocean, and Golden Ocean also has purchase options, exercisable for the first time after three years. We have determined under FIN 46 (R) that we are not the primary beneficiary of the vessel owning subsidiary and have accounted for it using the equity method.

In February 2007, we announced an agreement to acquire two newbuilding Capesize drybulk carriers from Golden Ocean. The vessels are scheduled to be delivered in the fourth quarter of 2008 and first quarter of 2009, respectively, and will be chartered for 15 years to Golden Ocean. Golden Ocean will have a purchase option, starting after five years.

At the end of June 2006, we took delivery of the newbuilding jack-up drilling rig, West Ceres, acquired from SeaDrill Invest I, a wholly owned subsidiary of Seadrill. The rig has been bareboat chartered back to SeaDrill Invest I for a period of 15 years, and SeaDrill Invest I has purchase options, exercisable for the first time after three years. The charter is classified as a finance lease, similar to the charters to the Frontline Charterers.

In January 2007, we also announced the agreement to acquire a second jack-up drilling rig, the West Prospero, from SeaDrill Invest II, a wholly owned subsidiary of Seadrill. This rig is scheduled to be delivered from the shipyard at the end of June 2007, and will then commence a 15 year charter to SeaDrill Invest II. SeaDrill Invest II will have purchase options for the rig, exercisable for the first time after three years.

In March 2007, we announced the acquisition of three newbuilding seismic vessels, including complete seismic equipment, from SCAN. The vessels are scheduled to be delivered in 2008. Upon delivery the vessels will commence 12 year bareboat charters to SCAN. SCAN has been granted fixed purchase options for each of the vessels after six, 10 and 12 years from commencement of the relevant charters.

Expenses

Our expenses consist primarily of vessel management fees and expenses, administrative expenses and interest expense. With respect to vessel management fees and expenses, our vessel owning subsidiaries with vessels on charter to the Frontline Charterers have entered into fixed rate management agreements with Frontline Management under which Frontline Management is responsible for all technical management of the vessels. Each of these subsidiaries pays Frontline Management a fixed fee of $6,500 per day per vessel for all of the above services.

In addition to the vessels on charter to the Frontline Charterers, we also have two 1,700 TEU container vessels employed on time charters. We have outsourced the technical management for these vessels, and we pay operating expenses for these vessels as they are incurred. The remaining vessels we own that have charters attached to them are employed on bareboat charters, where the charterer pays all operating expenses, including maintenance, dry-docking and insurance.

We have entered into an administrative services agreement with Frontline Management under which Frontline Management provides us with certain administrative support services. For the year 2006, we and each of our vessel owning subsidiaries paid Frontline Management a fixed fee of $20,000 for its services under the agreement, and agreed to reimburse Frontline Management for reasonable third party costs, if any, advanced on our behalf by Frontline. For the year 2007, some of the compensation to Frontline Management will be based on cost sharing for the services rendered based on actual incurred costs plus a margin.

Other than the interest expense associated with our 8.5% senior notes, the amount of our interest expense will be dependent on our overall borrowing levels and may significantly increase when we acquire vessels or on the delivery of newbuildings. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. Interest expense may also change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments that we enter into.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements and combined financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies we apply that are considered to involve a higher degree of judgment in their application. See Note 2 to our consolidated financial statements for details of all of our material accounting policies.

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

Vessels and Depreciation

The cost of vessels and rigs less estimated residual value are depreciated on a straight line basis over their estimated remaining economic useful lives. The estimated economic useful life of our vessels is 25 years except for single hull tankers for which the useful life is either 25 years or the vessels' anniversary date in 2015. We depreciate our rigs over 30 years. These are common life expectancies applied in the shipping industry.

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

Deemed Dividends

Our charter arrangements with Frontline became effective on January 1, 2004. Certain of our vessels were on fixed term charters to third parties as at January 1, 2004 and the remainder were on spot voyages. As each of our vessels completes its original charter in place on January 1, 2004, the finance leases with Frontline become effective for accounting purposes. We account for the revenues received from these third party charters as time charter, bareboat or voyage revenues as applicable and the subsequent payment of these amounts to the Frontline Charterers as deemed dividends paid. We account for the charter revenues received from the Frontline Charterers prior to the charters becoming effective for accounting purposes, as deemed equity contributions received. This treatment has been applied due to the related party nature of the charter arrangements.

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

Impairment of Long-lived Assets

The vessels and rigs held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In assessing the recoverability of carrying amounts, we must make assumptions regarding estimated future cash flows. These assumptions include assumptions about spot market rates, operating costs and the estimated economic useful life of these assets. In making these assumptions we refer to historical trends and performance as well as any known future factors. Factors we consider important which could affect recoverability and trigger impairment include significant underperformance relative to expected operating results, new regulations that change the estimated useful economic lives of our vessels and rigs and significant negative industry or economic trends.

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

In June 2006 we incorporated a wholly owned subsidiary, Rig Finance Ltd., for the purpose of holding the jack-up drilling rig West Ceres. In applying the provisions of FIN 46(R), we have determined that Rig Finance Ltd. meets the definition of a variable interest entity. We have concluded that we are the primary beneficiary. Accordingly we have consolidated the assets and liabilities of Rig Finance effective December 31, 2006.

In August 2006 we incorporated a wholly owned subsidiary, Front Shadow Inc. for the purpose of holding a Panamax drybulk carrier. In applying the provisions of FIN 46(R), we have determined that Front Shadow Inc. meets the definition of a variable interest entity. The vessel has been bareboat chartered to Golden Ocean and the terms of the agreement are such that Ship Finance is not the primary beneficiary. Accordingly we have equity accounted for our investment in Front Shadow effective December 31, 2006

Recent accounting pronouncements

In March 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 156 Accounting for Servicing of Financial Assets - an amendment to FAS 140 ("FAS 156"). FAS 156 requires that all separately recognized servicing rights be initially measured at fair value if practicable. The statement also permits an entity to choose between two measurement methods for each class of separately recognized servicing assets and liabilities. FAS 156 is effective for fiscal years beginning after September 15, 2006. The Company does not expect the adoption of FAS 156 to have an impact on its financial statements.

In July 2006, the FASB issued Interpretation No. 48 Accounting for Uncertainty in Income Taxes - an interpretation of FAS 109 ("FIN 48"). FIN 48 clarifies the application of FAS 109 by defining the criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an entity's financial statements and also provides guidance on measurement, de-recognition, classification, interest and penalties and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have an impact on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 Fair Value Measurements ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007. The Company has not yet determined the effect of adoption of FAS 157 on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans - an amendment of FAS 87, 88, 106, and 132R ("FAS 158"). FAS 158 requires that the funded status of defined benefit post retirement plans be recognized in the statement of financial position and changes in the funded status be reflected in comprehensive income. FAS 158 also requires the benefit obligations to be measured as of the same date of the financial statements and requires additional disclosures related to the effects of delayed recognition of gains or losses, prior service costs or credits and transition assets or obligation on net periodic benefit cost. FAS 158 is effective for fiscal years ending after December 15, 2006 for employers without publicly traded securities. The Company does not expect the adoption of FAS 158 to have an impact on its financial statements.

In September 2006, the United States Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements ("SAB 108"), which provides interpretative guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a "rollover" method, which focuses primarily on the income statement impact of misstatements, and the "iron curtain" method, which focuses primarily on the balance sheet impact of misstatements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in a current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. We adopted the provisions of SAB 108 as of December 31, 2006 and this did not have a material effect on the Company's results of operations or financial position.

Market Overview

The Oil Tanker Market

The tanker market strengthened in 2006 with demand having the greatest influence on rates. The seasonal patterns for the Suezmax and VLCC sectors were quite similar, though Suezmaxes witnessed more volatility. The year started at a TCE of approximately $81,000 for VLCCs and approximately $70,000 for Suezmaxes according to industry sources. Rates then followed the traditional seasonal pattern by softening to approximately $33,000 for the VLCCs and approximately $25,000 for Suezmaxes around the middle of April 2006. From this point, rates began to firm against market predictions at the time and rose to approximately $89,000 for VLCCs and approximately $75,000 for Suezmaxes by the end of August. The fear of another active hurricane season in the US Gulf, geopolitical uncertainty and increased risk of supply disruptions provided strong incentives for building oil reserves throughout the summer. On-land storage capacity was in some regions filled to capacity, driven by extraordinarily strong future rates, as compared to market rates, resulting in the wide use of tankers for storage purposes.

The build up in reserves triggered a sharp drop in crude prices, from $76 per barrel in early August to $56 per barrel in early October. This led to the market weakening with rates falling to approximately $45,000 for VLCCs and approximately $30,000 for Suezmaxes by the middle of December 2006. Depending on the source of information, the average TCE for the year was approximately $63,000 for a double hull VLCC and approximately $50,000 for a double hull Suezmax.

The increasing trend is for oil majors to discriminate against single hull tonnage. Oil traders with crude or fuel oil cargoes often require double hull tonnage in order to have full flexibility with regard to cargo delivery. Therefore, single hull ships appear no longer able to trade efficiently compared to double hull vessels, which implies a further gap in the already existing 'two tier market' between the double hull and single hull vessels.

We believe it is likely that more single hull tankers will be either converted or scrapped compared to recent years. We expect approximately 30 VLCCs and approximately 25 Suezmaxes to be delivered from shipyards during 2007.

The Drybulk Shipping Market

The drybulk shipping market continued its strong performance in 2006, mainly driven by Chinese imports and exports. Chinese iron ore, steam coal and grain imports were all running at record high levels during the second half of 2006. In addition to these trades, steel exports from China increased substantially during 2006, and China is now a major exporter of steel.

In line with the continued strong market, contracting for new drybulk vessels has increased in 2007. The increase in the orderbook is likely to put pressure on the current strong rates as vessels start getting delivered. Further, the development of the drybulk market is expected to be dependent on the development of the Chinese industrial economy. A slow-down in the Chinese industrial economy could result in a softening of the market.

The Containership Market

The strong demand growth for containerships since 2003 has been supported by the improving world economy and expanding world trade. Historically, demand for containerships has been highly sensitive to global economic growth.

Demand growth for containerships has been mainly driven by surging exports by Asian countries and increasing imports by Europe and North America, as well as more intra-Asian trade. With an expected healthy outlook for global economic growth, it is expected that demand for containerships will continue to grow steadily until 2010.

One concern, however, arises from the large orderbook for new ships entering the market over the next three to four years. Because of the many orders for new vessels, the orderbook currently stands at close to half of the existing fleet. Most of the new capacity is expected in the post-Panamax vessel segment. Industry sources expect that this will lead to an annual fleet growth of approximately 10% per annum until 2010, similar to the historic average growth rate for demand.

The Offshore Drilling Rig Market

The substantial oil price crash in 1998, caused by the Asian crisis, has for many years deterred global oil majors from making significant expansion of exploration and production budgets. However, with the strong upturn in oil prices since 2003, exploration and production budgets have been increased to meet growing oil demand and depletion of existing oil reserves in regions such as the North Sea and the U.S. Gulf of Mexico.

The increase in the average oil price from $30 per barrel in 2003 to $60 per barrel in 2006 is partly a result of the increased oil demand by Asian developing countries. Oil producers have encountered difficulties coping with growth in the increase in production required to meet this increase in demand. Depletion of North Sea and U.S. Gulf of Mexico oil reserves, rising costs and barriers to entry for foreign oil companies tapping into Russian oil reserves and geopolitical issues that constantly disrupt steady oil supplies in West Africa have led to increasing pressure on the limited spare capacity held by the Middle East OPEC producers. As a consequence, oil majors have taken serious efforts to increase their budgets for oil exploration and production.

According to industry experts, it is estimated that offshore oil production will continue to grow through 2010, with production from deepwater sources taking the lead. The focus of offshore services is on the North Sea, U.S. Gulf of Mexico, Brazil, West Africa and South East Asia.

Strong growth in offshore production volume has also significantly improved the demand outlook for offshore drilling rigs and supply vessels. The offshore services markets have experienced tight conditions with fleet utilization staying at over 90% for offshore drilling rigs in main areas. As a result, there has been an increase in the newbuilding market for offshore drilling units and supply vessels during the past two years. In particular, demand has increased for drilling rigs capable of operating in harsh environments such as the North Sea, boosting capacity utilization and consequently day rates.

With the estimated growth in demand and current orderbook, the offshore services market is expected to continue to enjoy the high levels of utilization seen to date in 2007. The market balance is expected to soften gradually as more newbuildings are delivered in 2008 and afterwards. Nevertheless according to industry sources, it is expected that the offshore market will continue to enjoy a healthy outlook over the next four to five years.

However, market developments cannot always be predicted and may well differ from our expectations.

Seasonality

Our tankers operate in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. Tanker markets are typically stronger in the winter months in the northern hemisphere due to increased oil consumption. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities and demand for tankers. The change in demand for vessels may affect the charter rates that the Frontline Charterers receive for our vessels. Seasonality may also affect the amount and timing of our profit sharing revenues.

Inflation

Although inflation has had a moderate impact on our corporate overheads and our ship operating expenses, we do not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. In addition, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

Results of Operations

Year ended December 31, 2006 compared with the year ended December 31, 2005

Operating revenues

--------------------------------------------------------------------------------
(in thousands of $)                                             2006       2005
--------------------------------------------------------------------------------

Time charter revenues                                         53,087     62,605
Bareboat charter revenues                                      3,986      7,325
Voyage charter revenues                                         (709)     9,745
Finance lease interest income                                182,580    177,474
Finance lease service revenues                               106,791     92,265
Profit sharing revenues                                       78,923     88,096
                                                            --------------------
Total operating revenues                                     424,658    437,510
                                                            --------------------

Total operating revenues decreased 3% in the year ended December 31, 2006 compared with 2005.

Time charter revenues consist mainly of revenues received as a result of incomplete third party charters on vessels acquired from Frontline. As at December 31, 2006 only two of the vessels originally acquired from Frontline remained on such third party charters. During 2006, four third party charters expired and the vessels commenced employment with the Frontline Charterers operating under the fixed rate charter arrangements and are accounted for as finance leases. During the period of third party employment, we recorded time charter, bareboat charter, and voyage charter revenue for the vessels. Subsequent to the completion of third party charters, vessels under finance leases provide earnings in the form of lease interest income, lease service revenue and profit share.

In 2005, two vessels accounted for a significant portion of voyage charter revenues due to lucrative spot market rates prior to their employment with Frontline.

Voyage charter revenues included demurrage, despatch, pool earnings and other operating income which are subject to various adjustments, e.g. loss of hire, vendor rebates and underperformance claims. These adjustments have resulted in a negative figure in 2006.

The increase in finance lease interest income from 2005 to 2006 results from the new leasing contracts with SeaDrill Invest I for the West Ceres jack-up drilling rig, which commenced June 30, 2006. In addition, during 2006, four vessels were redelivered following the completion of charters to third parties. On redelivery, each commenced time charter contracts with the Frontline Charterers.

Finance lease service revenues, which are based on a fixed daily rate, increased in 2006 because of the change in employment of the four above mentioned vessels.

At December 31, 2006 all but two of our tankers had completed their pre-acquisition charters to third parties. The remaining vessels on charter to third parties completed their charters during the first half of 2007. After these two charters completed in the second quarter of 2007, most revenues from the tankers in our current fleet is derived from finance leases and our profit sharing arrangement with the Frontline Charterers.

Each of the Frontline Charterers has agreed to pay us a profit sharing payment equal to 20% of the charter revenues for the applicable period, calculated annually on a TCE basis for the VLCCs Suezmaxes and OBOs, realized by that Frontline Charterer for our vessels in excess of the base charterhire for those vessels. For the year ended December 31, 2006 we earned total profit share revenues from the Frontline Charterers in the amount of $78.9 million (2005:
$88.1 million). The decrease in profit sharing revenue is directly related to decrease in average TCE earned by these vessels while employed by Frontline in 2006.

Cash flows arising from finance leases

The following table analyzes our cash flows from the charters to the Frontline Charterers and SeaDrill Invest I during 2006 and 2005 and how they are accounted for:

(in thousands of $)
                                                                2006       2005
Charterhire payments accounted for as:

   Finance lease interest income                             182,580    177,474
   Finance lease service revenues                            106,791     92,265
   Finance lease repayments                                  136,701     94,777
   Deemed equity contributions received                       31,741     50,560
                                                            --------------------
Total charterhire paid                                       457,813    415,076
                                                            --------------------

We allocate $6,500 per day from each time charter payment from the Frontline Charterers as finance lease service revenue.

Certain of our vessels acquired as part of the original spin-off were on charter to third parties as at January 1, 2004 when our charter arrangements with the first of the Frontline Charterers became economically effective. Our charter arrangements with the Frontline Charterers become economically effective on the date of delivery of the vessel to Frontline Charterers. Our arrangement with the Frontline Charterers is that while our vessels are completing performance of third party charters, we pay the Frontline Charterers all revenues we earn under third party charters in exchange for the Frontline Charterers paying us the agreed upon charterhire rates. We account for the revenues received from these third party charters as time charter, bareboat or voyage revenues as applicable and the subsequent payment of these amounts to the Frontline Charterers as deemed dividends paid. We account for the charter revenues received from the Frontline Charterers prior to the charters becoming effective for accounting purposes, as deemed dividends received. For the year ended December 31, 2006 we paid deemed dividends in the amount of $7.2 million (2005: $16.5 million) to the Frontline Charterers. The decrease in deemed dividends paid is due to the fact that that all but two of our tankers had completed their respective third party charters as of December 31, 2006.

Voyage expenses

Voyage expenses are derived from vessels which were on charter to third parties on their delivery date to us. Voyage expenses have decreased in 2006 as fewer vessels are on voyage charter to third parties. We do not expect to report further significant voyage expenses.

Ship operating expenses

Ship operating expenses increased 7% from $110.2 million for the year ended December 31, 2005 to $118.0 million for the year ended December 31, 2006 primarily due to the change in employment of our tankers. In 2006 four of our tankers were redelivered from bareboat charters and resumed vessel management with Frontline Management.

Ship operating expenses in 2006 are primarily comprised of our payments to Frontline Management of $6,500 per day under the management contracts for our tankers and OBOs chartered to the Frontline Charterers. They also include ship operating expenses for two of our containerships that are managed by unrelated third parties.

Administrative expenses

Administrative expenses increased from $2.5 million in 2005 to $6.6 million in 2006. This increase is primarily due to the establishment of our own management organization in 2006 and consequent staff costs. Prior to 2006, all administrative activities were outsourced to Frontline Management in conjunction with our administrative services agreement and comprised a fee of $20,000 per vessel owning subsidiary plus $20,000 paid by us. Fees payable under this agreement amounted to $1.0 million in the year ended December 31, 2006 (December 31, 2005: $1.0 million). Frontline Management provides administrative services under this agreement, which include accounting, corporate secretarial and other services.

Additionally, we pay expenses that are not covered by this agreement which include audit and legal fees, listing fees and other professional charges. Commencing in 2007, some of the compensation to Frontline Management will be based on cost sharing for the services rendered based on actual incurred costs plus a margin.

Depreciation expense

Depreciation expenses for the year ended December 31, 2006 was $14.5 million compared to $19.9 million for the year ended December 31, 2005. Depreciation expenses relate to the vessels on charters accounted for as operating leases. In 2006, four such Frontline vessels were redelivered from third party charters and are now being accounted for as finance leases, thus contributing to the decrease in depreciation from 2005. We expect that our depreciation charge relating to our tankers on charter to the Frontline Charterers will continue to decrease as the remaining vessels have now completed their charters to third parties. However, those decreases are likely to be offset as we expand our fleet.

Interest income

Interest income has increased by $0.6 million for the year ended December 31, 2006. The increase is a result of the increase in funds on deposit during the year.

Interest expense

(in thousands of $)                                2006      2005    Change (%)

Interest on floating rate loans                  80,453    50,951           58%
Interest on 8.5% Senior Notes                    38,881    41,614           (7%)
Swap interest (income)                           (8,815)    2,846          n/a
Amortization of deferred charges                  3,069    16,524          (81%)
                                               ---------------------------------
                                                113,588   111,935            1%
                                               ---------------------------------

At December 31, 2006, we had total debt outstanding of $1,915.2 million comprised of $449.1 million aggregate principal amount of 8.5% senior notes and $1,466.1 million under floating rate secured credit facilities. At December 31, 2005 we had total debt outstanding of $1,793.7 million, $457.1 million related to the 8.5% senior notes and $1,336.6 million of which was floating rate debt.

Overall, interest expense has increased due to increased underlying interest rates. This has been partially offset by swap interest income, and by the decrease in senior notes interest, as the Company repurchased and cancelled $8.0 million of the notes during 2006.

At December 31, 2006, we were party to interest rate swap contracts which effectively fix our interest rate on $738.7 million of floating rate debt at a weighted average rate of 4.15% per annum. At December 31, 2005 we were party to interest rate swap contracts with a notional principal amount of $568.3 million. Swap interest has decreased due to the increase in the three month LIBOR throughout 2006.

Amortization of deferred charges decreased 81% in 2006 to $3.1 million because 2005 included the write off of deferred charges associated with a refinancing of a $1,058.0 million credit facility

Other financial items

Other financial items consist of mark to market valuation changes on our interest rate swap contracts and our bond swap. In 2006 we recorded an expense of $2.8 million in relation to the mark to market as compared to income of $14.7 million in 2005. The significant change is primarily a result of five new swap contracts entered into in association with the Horizon Lines arrangement. The new swaps have a notional principal, at December 31, 2006, of $207.9 million and fix our LIBOR debt at 5.65% per annum, which is significantly higher than the weighted average of 3.56% per annum for the remaining swaps which bear a combined notional principal of $530.8 million.

Equity in earnings of unconsolidated subsidiaries

As of December 31, 2006, we have accounted for one investment under the equity method as discussed in Note 12 of the financial statements included herein.

Year ended December 31, 2005 compared with the year ended December 31, 2004

Operating revenues

(in thousands of $)                                           2005         2004

Time charter revenues                                       62,605       86,741
Bareboat charter revenues                                    7,325       27,453
Voyage charter revenues                                      9,745       49,707
Finance lease interest income                              177,474      140,691
Finance lease service revenues                              92,265       72,551
Profit sharing revenues                                     88,096      114,926
                                                         -----------------------
Total operating revenues                                   437,510      492,069
                                                         -----------------------

Total operating revenues decreased 11% in the year ended December 31, 2005 compared with 2004. The decrease in operating revenues in 2005 primarily reflects the change in employment of our vessels in addition to reduced profit share income received from the Frontline Charterers. In the first six months of 2004, the majority of our vessels were completing third party charters prior to commencing employment with the Frontline Charterers, whereas in 2005, all but six of our tankers had commenced full employment with the Frontline Charterers and are now operating under the fixed rate charter arrangements and are accounted for as finance leases.

As of December 31, 2005 18 of our 22 Suezmax tankers and 26 of our 28 VLCC tankers had commenced employment with the Frontline Charterers under long term charters that are accounted for as finance leases. Finance lease interest income and finance lease services revenues increased by 26% and 27% respectively in the year ended December 31, 2005. This increase is explained by the increase in the number of vessels accounted for as finance leases, 44 in 2005 compared with 40 at December 31, 2004.

At December 31, 2005 all but six of our tankers had completed their charters to third parties. The remaining vessels on charter to third parties completed their charters during the first half of 2007. After these charters are completed all revenues from our current fleet of tankers are derived from finance leases and our profit sharing arrangement with the Frontline Charterers.

In addition to operating revenues from our tankers we also recorded time charter revenues in connection with our two containerships which were on time charter to unrelated third parties.

The following table analyzes our cash flows from the charters to the Frontline Charterers during 2005 and 2004 and how they were accounted for:

(in thousands of $)
                                                              2005         2004
Frontline charterhire payments accounted for as:

   Finance lease interest income                           177,474      140,691
   Finance lease service revenues                           92,265       72,551
   Finance lease repayments                                 94,777       61,990
   Deemed equity contributions received                     50,560       97,118
                                                         -----------------------
Total charterhire paid                                     415,076      372,350
                                                         -----------------------

For the year ended December 31, 2005 we paid deemed dividends in the amount of $16.5 million (2004: $59.0 million) to the Frontline Charterers. The significant decrease in deemed dividends paid was due to the fact that the majority of our fleet of tankers completed their respective third party charters in 2004.

Each of the Frontline Charterers has agreed to pay us a profit sharing payment equal to 20% of the charter revenues for the applicable period, calculated annually on a TCE basis, realized by that Frontline Charterer for our fleet in excess of the base charterhire. For the year ended December 31, 2005 we earned total profit share revenues from the Frontline Charterers in the amount of $88.1 million (2004: $114.9 million). The decrease in profit sharing revenue was directly related to decrease in average TCE earned by the fleet while employed by Frontline in 2005.

Voyage expenses

Voyage expenses of $3.6 million in 2005 were derived from vessels which were on charter to third parties on the delivery date to the Company. Voyage expenses have decreased 64% from $10.0 million for the year ended December 31, 2004, as fewer vessels were on charter to third parties during the period.

Ship operating expenses

Ship operating expenses have increased 14% from $96.5 million for the year ended December 31, 2004 to $110.2 million for the year ended December 31, 2005 primarily due to the increase in our fleet of tankers and the addition of two containerships. Ship operating expenses in 2005 were primarily comprised of our payments to Frontline Management of $6,500 per day under the management contracts for our tankers. They also included ship operating expenses for our two containerships that are managed by unrelated third parties. The management fees are payable on each of our vessels, except those that Frontline Charterers elect to bareboat charter from us. At December 31, 2005, five of our vessels were bareboat chartered.

Administrative expenses

Administrative expenses in 2005 comprised a fee of $20,000 per vessel owning subsidiary plus $20,000 paid by us to Frontline Management under the terms of our administrative service agreement. Fees payable under this agreement amounted to $1.0 million in the year ended December 31, 2005 (December 31, 2004: $0.9 million).

Depreciation expense

Depreciation expense for the year ended December 31, 2005 was $19.9 million compared to $34.6 million for the year ended December 31, 2004. Depreciation expenses relate to the vessels on charters to third parties that are accounted for as operating leases. The reduction in 2005 was due to the fact that in 2004 we recorded depreciation on vessels during the period before they commenced employment with the Frontline Charterers under long term charters. In 2005 we recorded the majority of depreciation on the six vessels trading on third party time charters.

Interest income

Interest income increased by $0.8 million for the year ended December 31, 2005 as a result of the increase in funds on deposit during the year.

Interest expense

(in thousands of $)                                2005       2004       Change

Interest on floating rate loans                  50,951     26,723          91%
Interest on 8.5% Senior Notes                    41,614     47,180         (12%)
Swap interest                                     2,846     12,545         (77%)
Amortization of deferred charges                 16,524      9,485          74%
                                              ----------------------------------
                                                111,935     95,933          17%
                                              ----------------------------------

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

At December 31, 2005, we were party to interest rate swap contracts which effectively fixed our interest rate on $568.3 million of floating rate debt at a weighted average rate of 3.7%. At December 31, 2004 we were party to interest rate swap contracts with a notional principal amount of $581.4 million. Swap interest decreased due to the increase in the three month LIBOR throughout 2005.

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

Liquidity and Capital Resources

We operate in a capital intensive industry. Our purchase of the tankers in the initial transaction with Frontline was financed through a combination of debt issuances, an equity contribution from Frontline and borrowings from commercial banks. Our subsequent transactions have been financed through a combination of our own equity and borrowings from commercial banks. Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows. Revenues from our time charters and bareboat charters are received monthly in advance, quarterly in advance or monthly in arrears. Management fees are payable monthly in advance.

Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Norwegian Kroner.

Our short-term liquidity requirements relate to servicing our debt and funding working capital requirements (including required payments under our management agreements and administrative services agreements). Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments, available amounts under a revolving credit facility and receipts from our charters. We believe that our cash flow from the charters will be sufficient to fund our anticipated debt service and working capital requirements for the short and medium term.

Our long term liquidity requirements include funding the equity portion of investments in new vessels, and repayment of long term debt balances including those relating to our 8.5% senior notes due 2013, our $1,131.4 million secured credit facility due 2011, our $350.0 million secured term loan facility due 2012, our $165.0 million secured term loan facility due 2012, our $170.0 million secured term loan facility due 2013, our $120 million secured term loan facility due 2014, our $22.7 million secured term loan facility due 2016 and our $210.0 million secured term loan facility due 2019. To the extent we decide to acquire additional vessels, we may consider additional borrowings and equity and debt issuances.

At December 31, 2006, the Company had contractual commitments relating to newbuilding contracts and vessel acquisitions totaling $362.5 million.

We expect that we will require additional borrowings or issuances of equity in the long term to meet our capital requirements.

As of December 31, 2006 and December 31, 2005, we had cash and cash equivalents (including restricted cash) of $77.5 million and $34.4 million, respectively. In the year ended December 31, 2006, we generated cash from operations of $193.5 million, used $110.7 million in investing activities and used $51.1 million in financing activities.

During the year ended December 31, 2006 we paid cash dividends of $2.05 per common share (December 31, 2005: $2.00), or a total of $149.1 million. In the first half of 2007 we paid cash dividends of $0.54 and $0.55 per share for a total of $39.3 million, and $40.0 million respectively.

Borrowings

As of December 31, 2006 and December 31, 2005, we had total long term debt outstanding of $1,915.2 million and $1,793.7 million, respectively. In addition, our wholly owned subsidiary Front Shadow had long term debt of $22.7 million outstanding as of December 31, 2006. Front Shadow is accounted for using the equity method, and the outstanding long term debt does not appear in our consolidated balance sheet.

As at December 31, 2006, we had $449.1 million outstanding from our issue in 2003 of $580.0 million 8.5% senior notes due 2013.

In February 2005, we refinanced our existing $1,058.0 million secured credit facility with a new $1,131.4 million secured credit facility. This facility bears interest at LIBOR plus a margin of 0.70% per annum, is repayable over a term of six years and has similar security terms to the repaid facility. In September 2006, we signed an agreement whereby the existing debt facility which had been partially repaid, was increased by $219.7 million to the original outstanding amount of $1,131.4 million. The increase is available on a revolving basis. At December 31, 2006, the outstanding amount on this facility was $953.3 million. This facility contains a minimum value covenant, which requires that the aggregate value of our vessels secured as collateral exceed 140% of the outstanding amount of the facility. The new facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and equity ratios.

In June 2005, we entered into a combined $350.0 million senior and junior secured term loan facility with a syndicate of banks. At December 31, 2006, the outstanding amount on this facility was $316.1 million. The proceeds of the facility were used to partly fund the acquisition of five VLCCs. The facility bears interest at LIBOR plus a margin of 0.65% per annum for the senior loan and LIBOR plus a margin of 1.00% per annum for the junior loan. The facility is repayable over a term of seven years has similar security terms as the $1,131.4 million facility. This facility contains a minimum value covenant, which requires that the aggregate value of our vessels exceed 140% of the outstanding amount of the senior loan and, for as long as any amount is outstanding under the junior loan, 125% of the total outstanding loan. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and equity ratios.

In April 2006, five vessel owning subsidiaries entered into a $210 million secured term loan facility with a syndicate of banks. The facility is non recourse to Ship Finance International Limited, as the holding company does not guarantee this debt. The proceeds of the facility were used to partly fund the acquisition of five newbuilding container vessels in connection with our long-term bareboat charters to Horizon Lines. At December 31, 2006, the outstanding amount under this facility was $41.6 million relating to the first vessel, which was delivered during the fourth quarter 2006. The second vessel was delivered during the first quarter of 2007, and the remaining three vessels were delivered during the second quarter of 2007.

The facility bears interest at LIBOR plus a margin of 1.40% per annum, is repayable over a term of 12 years and is secured by the vessel owning subsidiaries' assets. The facility contains a minimum value covenant, which requires that the aggregate value of our vessels exceed 120% of the outstanding loan if there is a default under any of the charters. The vessel owning subsidiaries have entered into 12 year interest rate swaps with a combined notional principal amount of $207.9 million at rates of approximately 5.65% per annum.

In June 2006, our subsidiary Rig Finance, entered into a $165 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of a newbuilding jack-up drilling rig. At December 31, 2006, the outstanding amount under this facility was $155.1 million.

The facility bears interest of LIBOR plus a margin of 1.15% per annum as long as the rig is employed under an initial sub-charter to a third party, but in no event longer than the first 36 months, and LIBOR plus a margin of 1.20% per annum thereafter. The facility contains a minimum value covenant, which requires that the value of the rig exceed 120% of the outstanding loan during the period up to six months prior to expiry of the initial sub-charter to the third party, and 140% thereafter. The facility is repayable over six years and is secured by the rig owning subsidiary's assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $10 million of this debt. The facility contains covenants that require us to maintain certain minimum levels of free cash, working capital and equity ratios.

In June 2006, we entered into a $25 million secured revolving credit facility. The proceeds of the facility were used to partly fund a VLCC acquired in January 2006. The facility was repaid in full in December 2006, when the vessel was sold to an unrelated third party.

In September 2006, our subsidiary Front Shadow entered into a $22.7 million secured term loan facility. The proceeds of the facility were used to partly fund the acquisition of a 1997 built Panamax drybulk carrier. At December 31, 2006, the outstanding amount under this facility was $22.7 million. The facility bears interest of LIBOR plus a margin of 0.59% per annum. The facility contains a minimum value covenant, which requires that the value of the vessel exceed 110% of the outstanding loan during the first four years, and 125% thereafter. The facility is repayable over ten years and is secured by the vessel owning subsidiary's assets. The lenders have limited recourse to Ship Finance International Limited as the holding company guarantees $2.1 million of this debt.

In February 2007, our subsidiary, Rig Finance II, entered into a $170 million pre- and post-delivery secured term loan facility with a syndicate of banks. The proceeds of the facility will be used to partly fund the acquisition of a newbuilding jack-up drilling rig. $85.6 million of the facility is available for drawdown during the period before delivery of the rig from the yard, with the remaining $84.4 million being available for drawdown upon delivery of the rig. The facility bears interest of LIBOR plus a margin of 1.20% per annum up to and including the delivery date of the rig. Following delivery, the facility bears interest of LIBOR plus a margin based upon a grid between 0.90% per annum and 1.20% per annum depending on the ratio of the value of the rig to the outstanding loan under the facility. The facility contains a minimum value covenant, which requires that the value of the rig exceeds 120% of the outstanding loan during the period up to six months prior to expiry of an initial sub-charter to a third party, and 130% thereafter. The facility is repayable over six years and is secured by the rig owning subsidiary's assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $30 million of this debt until the delivery from the shipyard and $20 million thereafter. The facility contains covenants that require us to maintain certain minimum levels of free cash, working capital and equity ratios.

In March 2007, three vessel owning subsidiaries entered into a $120.0 million secured term loan and guarantee facility with a syndicate of banks. The facility is divided into a $48.5 million pre-delivery guarantee facility and a $120 million term loan facility, and will be used to partly fund the acquisition of three newbuilding seismic vessels. The guarantee facility is for the purpose of guaranteeing obligations under the construction contracts with the yard. The proceeds from the term loan facility will be used to partly fund the acquisition of the vessels upon delivery from the yard. The facility bears interest of LIBOR plus a margin of 1.50% per annum for the first two years from delivery of the first vessel, and thereafter bears interest of LIBOR plus a margin based upon a grid between 1.25% per annum and 1.50% per annum depending on the ratio of the aggregate value of the vessels to the outstanding loan under the facility. The facility contains a minimum value covenant, which requires that the aggregate value of our vessels, including seismic equipment, exceeds 130% of the outstanding loan. The facility is repayable over six years and is secured by the vessel owning subsidiaries' assets. The lenders have limited recourse to Ship Finance International Limited as the holding company has provided a guarantee of $48.5 million prior to delivery from the shipyard and $30 million of the debt thereafter. The facility contains covenants that require us to maintain certain minimum levels of free cash, working capital and equity ratios.

We were in compliance with all loan covenants at December 31, 2006. At December 31, 2006, three month LIBOR was 5.36%.

At December 31, 2006, we had entered into interest rate swap contracts with a combined notional principal amount of $738.7 million at rates between 3.32% per annum and 6.24% per annum. The overall effect of these swaps is to fix the interest rate on $738.7 million of floating rate debt at a weighted average interest of 4.15% per annum. At December 31, 2006, $166.4 million of the interest rate swaps relate to committed but not outstanding debt on vessels not yet delivered to us. Several of our charter contracts also contain interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on the outstanding loan, effectively transferring the interest rate exposure to the counterparty under the charter contract. At December 31, 2006, $155.1 million of our outstanding debt was subject to such interest adjustment clauses. At December 31, 2006, we had also entered into total return bond swaps in respect of $52 million of our 8.5% debentures, which effectively translates the underlying principle amount into floating rate debt

At December 31, 2006, our net exposure to interest rate fluctuations on our outstanding debt was $790.6 million, compared with $768.3 million at December 31, 2005. Our net exposure to interest fluctuations is based on our total floating rate debt outstanding at December 31, 2006, plus the outstanding under the bond swap line at December 31, 2006, less the outstanding floating rate debt subject to interest adjustment clauses and the notional principal of our floating to fixed interest rate swaps outstanding at December 31, 2006.

In addition, the outstanding debt of $22.7 million at December 31, 2006 in our subsidiary Front Shadow, which is accounted for using the equity method, is subject to an interest adjustment clause under the charter contract.

We use financial instruments to reduce the risk associated with fluctuations in interest rates. We do not currently hold or issue instruments for speculative or trading purposes.

In 2006 we repurchased and cancelled 8.5% senior notes with a total principal amount of $8.0 million. In February 2006 we entered into a total return bond swap line with a bank in which the bank buys our senior notes, and we compensate the bank for its funding cost plus a margin. Through this arrangement, we are able to realize profits, but guarantee against losses for the bank. During 2006 the bank acquired senior notes with a total principal amount of $52.0 million under this bond swap line. In February 2007, we entered into an additional bond swap line with a second bank and we hold bonds with a principal amount of $5.0 million under this arrangement as of June 15, 2007.

Equity

During 2006 we repurchased and cancelled 400,000 common shares. The shares were repurchased at an average price of $18.03 for a total amount of $7.2 million.

As each of the vessels acquired from Frontline during the initial spin-off completes the third party charters that were in place on January 1, 2004, the finance leases with the relevant Frontline Charterer, entered into on January 1, 2004, become effective for accounting purposes. We have accounted for the difference between the historical cost of the vessel and the net investment in the lease as a deferred deemed equity contribution. The difference is presented as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the original transfer of the vessel and the subsequent sales type lease. The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the new lease arrangement as lease payments are applied to the principal balance of the lease receivable. In the year ended December 31, 2006 we accounted for $30.0 million as amortization of such deemed equity contributions (2005: $9.2 million). The increase over 2005 is partially because the unamortized portion of the deferred equity contribution for Front Tobago ($7.5 million) was credited to contributed surplus because the Company sold the vessel to an unrelated third party in December 2006. Also in June 2006 Frontline decided not to exercise the right to sell a newbuilding VLCC to the Company to replace Front Hunter which was sold to an unrelated third party in 2005. As a result, we credited the remaining deferred equity contribution for this vessel ($6.1 million) to contributed surplus in 2006.

Following these transactions, as of December 31, 2006, our issued and fully paid share capital balance was $72.7 million and our contributed surplus balance was $464.5 million.

Contractual Commitments

At December 31, 2006, we had the following contractual obligations and commitments:

                                                       Payment due by period
                                       Less than                            After
                                         1 year    1-3 years   3-5 years   5 years     Total
                                       -------------------------------------------------------
                                                        (in thousands of $)
8.5% Senior Notes due 2013                   --          --          --    449,080     449,080
Floating rate debt                      144,451     278,524     732,384    310,761   1,466,120
                                       -------------------------------------------------------
Total contractual cash
obligations under existing loans        144,451     278,524     732,384    759,841   1,915,200
                                       -------------------------------------------------------
Obligations under newbuilding
contracts and vessel
acquisitions                            234,700     127,800          --         --     362,500
                                       -------------------------------------------------------
Total contractual cash
obligations                             379,151     406,324     732,384    759,841   2,277,700
                                       -------------------------------------------------------

Trend information

Our charters with the Frontline Charterers provide that daily rates decline over the terms of the charters as discussed in Item 4.B "Our Fleet".

We pay daily management fees, which are payable by us monthly in advance, for 365 days per year (366 days in a leap year) for each of our vessels on charter to the Frontline Charterers in the amount of $6,500.

Since December 31, 2006, we have entered into several new agreements for both the acquisition and sale of assets. In January 2007, we entered in to an agreement to acquire a newbuilding jack-up drilling rig currently under construction, with expected delivery at the end of June 2007. In February 2007, we entered into an agreement to acquire two newbuilding Capesize drybulk carriers, with expected delivery in 2008 and 2009. In March 2007, we entered into an agreement to acquire three newbuilding seismic vessels, including complete seismic equipment, with expected delivery in 2008. We have also rechartered one single hull VLCC tanker in a hire-purchase agreement and sold six single hull Suezmax tankers in 2007.

The trend is that prices for both second-hand vessels and newbuilding contracts are increasing. The same is the case for drilling rigs. This is in line with the current strong markets in most sectors in which we operate, and also reflects market expectations going forward. Available yard capacity for additional newbuildings over the next years is also limited. New contracts generally provide for delivery from the builder from 2010 and after.

Interest rates have increased since December 31, 2006, which will increase our interest expenses on our floating rate debt. We have effectively locked in part of our interest exposure on our floating rate debt through swap agreements with banks. Several of our charter contracts also include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on the outstanding loan relating to the asset, effectively transferring the interest rate exposure to our counterparty under the charter contract.

So far in 2007, market rates for spot chartered tankers have on average generally decreased compared to the same period in 2006. Our tanker vessels on charter to the Frontline Charterers are subject to long term charters that provide for both a fixed base charterhire and a profit sharing payment that applies once the applicable Frontline Charterer earns daily rates from our vessels that exceed certain levels. If market rates for spot market chartered vessels decrease, our profit sharing revenues will likewise decrease for the vessels operated by the Frontline Charterers in the spot market. The charter contracts for the two jack-up drilling rigs on charter to Seadrill also include profit sharing payments above certain base levels from certain dates. The current market for jack-up rigs is strong, but should the market decrease, we may not receive any revenues from the profit sharing agreements once they commence.

Off balance sheet arrangements

At December 31, 2006 we were not party to any arrangements which are considered to be off balance sheet arrangements.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors and certain key officers of our wholly owned subsidiary Ship Finance Management AS, ("SFMAS"), who are responsible for overseeing our management.

Name                           Age   Position
----                           ---   --------
Tor Olav Troim ............    44    Director and Chairman of the Board
Paul Leand ................    40    Director of the Company
Svein Aaser ...............    60    Director of the Company
Kate Blankenship ..........    42    Director of the Company and Chairperson of
                                     the Audit Committee
Lars Solbakken ............    50    Chief Executive Officer of Ship Finance
                                     Management AS
Ole B. Hjertaker ..........    40    Chief Financial Officer of Ship Finance
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

Tor Olav Troim has been the Chairman of the Board since October 2003. He has been Vice-President and a director of Frontline since November 3, 1997. He previously served as Deputy Chairman of Frontline from July 4, 1997. Until April 2000, Mr. Troim was the Chief Executive Officer of Frontline Management AS, a company which supports the Company in the implementation of decisions made by the Board of Directors. Mr. Troim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. His experience includes Portfolio Manager Equity in Storebrand ASA (1987-1990) and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995, Mr. Troim has been a director of SeaTankers Management in Cyprus. In this capacity, he has acted as Chief Executive Officer for the public companies Knightsbridge Tankers Limited and Golar LNG Limited (NASDAQ). Mr. Troim was also Chief Executive Officer of Seadrill until the takeover and integration of Smedvig ASA. Mr. Troim is currently Vice Chairman of these three companies and in addition is a member of the Boards in the public companies Golden Ocean Group Limited (OSE), Aktiv Kapital ASA (OSE) and Marine Harvest ASA (OSE).

Paul Leand Jr., serves as a Director of the Company. Mr. Leand is the Chief Executive Officer and Director of AMA Capital Partners LLC, or AMA, an investment bank specializing in the maritime industry. From 1989 to 1998 Mr. Leand served at the First National Bank of Maryland where he managed the Bank's Railroad Division and its International Maritime Division. He has worked extensively in the U.S. capital markets in connection with AMA's restructuring and mergers and acquisitions practices. Mr. Leand serves as a member of American Marine Credit LLC's Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund I, a private equity fund formed and managed by AMA.

Svein Aaser, serves as a Director of the Company. Mr. Aaser is the former President and Chief Executive Officer of DnB NOR ASA. Prior to his position in DnB NOR, Mr Aaser had a long career as a top executive in several companies, including Nycomed Amersham plc., Storebrand Skade AS and Stabburet AS. Mr. Aaser currently serves as a director on several boards, including Marine Harvest ASA, Deep Sea Supply Plc and Laerdal Medical AS. Mr. Aaser acts as Executive Director for Seatankers, a company indirectly controlled by Mr. Fredriksen.

Kate Blankenship has been a director of the Company since October 2003. Ms. Blankenship served as the Company's Chief Accounting Officer and Company Secretary from October 2003 to October 2005. Ms. Blankenship has been a director of Frontline since August 2003, a director of Golar LNG Limited since 2003 and a director of Golden Ocean since October 2004. Ms. Blankenship has served as a director of Seadrill since May 2005.

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

Ole B. Hjertaker has served as Chief Financial Officer of Ship Finance Management AS since September 2006. Prior to joining Ship Finance, Mr. Hjertaker was a director in the Corporate Finance division of DnB NOR Markets, one of the world's leading shipping and offshore banks. Mr. Hjertaker has 12 years corporate and investment banking experience, mainly within the Maritime/Transportation industries.

B. COMPENSATION

During the year ended December 31, 2006, we paid to our directors and executive officers aggregate cash compensation of $3.1 million and an aggregate amount of $0.2 million for pension and retirement benefits. We reimburse directors for reasonable out of pocket expenses incurred by them in connection with their service to us.

In addition to cash compensation, during 2006 we also recognized an expense of $0.1 million related to the issue of 150,000 stock options to one of our executive officers. The options vest over a three year period, with the first of these options vesting in November 2007, and expire in November 2011. The exercise price of the options is $22.85 per share.

The employment contract for one of our executive officers contains a share-based bonus provision. Under the terms of the contract, the share based bonus is calculated based on the annual increase in the share price of the Company, plus any dividend per share paid, multiplied by a notional share holding of 200,000 shares. Any bonus related to the increase in share price is payable at the end of each calendar year, while any bonus linked to dividend payments is payable on the relevant dividend payment date. The share-based bonus fair value of $1.7 million at December 31, 2006 was recorded as a liability.

C. BOARD PRACTICES

In accordance with our Bye-laws the number of Directors shall be such number not less than two as the Company by Ordinary Resolution may from time to time determine and each Director shall hold office until the next annual general meeting following his election or until his successor is elected. We have four Directors.

We currently have an audit committee, which is responsible for overseeing the quality and integrity of the Company's financial statements and its accounting, auditing and financial reporting practices, the Company's compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance and the Company's internal audit function.

As a foreign private issuer we are exempt from certain requirements of the New York Stock Exchange that are applicable to U.S. listed companies. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the New York Stock Exchange, please visit the corporate governance section of our website at www.shipfinance.bm.

Our officers are elected by the Board of Directors as soon as possible following each Annual General Meeting and shall hold office for such period and on such terms as the Board may determine.

There are no service contracts between us and any of our Directors providing for benefits upon termination of their employment or service.

D. EMPLOYEES

We currently employ four persons. We have contracted with Frontline Management and other third parties for certain managerial responsibility for our fleet and with Frontline Management for some administrative services, including accounting and corporate services.

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in our common shares as of June 15, 2007, were as follows:

                                                    Percentage of Common
Director or Officer   Common Shares of $1.00 each    Shares Outstanding
-------------------   ---------------------------   --------------------
  Tor Olav Troim                203,132                      *
    Paul Leand                       --                     --
 Kate Blankenship                 3,980                      *
    Svein Aaser                   3,000                      *
  Lars Solbakken                 10,000                      *
  Ole B Hjertaker                 4,000                      *

* Less than one percent.

As of June 15, 2007, Ole B. Hjertaker holds 150,000 options to acquire common shares in the Company. The options were granted under the Ship Finance International Limited Share Option Scheme, which was approved by the board on November 27, 2006. The options begin to vest in November 2007 and expire in November 2011. The exercise price of the options is $22.85.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table presents certain information regarding the current ownership of our Common Shares with respect to (i) each person who we know to own more than five percent of our outstanding Common Shares; and (ii) all directors and officers as a group as of June 15, 2007.

            Owner             Amount of Common Shares   Percent of Common Shares
            -----             -----------------------   ------------------------
Hemen Holding Ltd.                   18,128,176                 24.92%
Farahead Investments Inc.            12,000,000                  16.5%
All Directors and Officers
as a group (eight persons)              224,112                  0.31%

Hemen Holding Ltd. is a Cyprus holding company, and Farahead Investments Inc. is a Liberian company, both indirectly controlled by Mr. John Fredriksen.

The Company's major shareholders have the same voting rights as other shareholders of the Company.

As at June 15, 2007, the Company had 291 holders of record in the United States. We had a total of 72,743,737 of Commmon Shares and outstanding as of June 15, 2007.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control.

B. RELATED PARTY TRANSACTIONS

We have acquired the majority of our assets from Frontline. As of June 15, 2007 our fleet consists of 65 vessels, 13 of which are under construction. The majority of our operations are conducted through contractual relationships between us and parties indirectly controlled by Hemen. In addition, the majority of our directors are also directors of companies related to Hemen. We refer you to Item 10.C "Material Contracts" for discussion of the material contractual arrangements that we have with affiliates of Hemen.

As of June 15, 2006, we charter 42 of our vessels to the Frontline Charterers under long-term leases, most of which were given economic effect from January 1, 2004. In connection with these charters to the Frontline Charterers, we have recognized the inception of net investments in finance leases of $1,876.5 million, additions during 2006 of $137.0 million (2005: $647.8 million) and disposals during 2006 of $34.4 million (2005: $160.8 million). At December 31, 2006 the balance of net investments in finance leases to Frontline was $1,910.4 million (2005: $1,925.4 million) of which $126.9 million (2005: $107.0 million) represents short-term maturities.

We pay Frontline Management a management fee of $6,500 per day per vessel for all vessels chartered to the Frontline Charterers resulting in expenses of $116.1 million for the year ended December 31, 2006 (2005: $105.2 million). The management fees have been classified as ship operating expenses.

We have an administrative services agreement with Frontline Management under which Frontline Management provides us with certain administrative support services. For the year 2006, we and each of our vessel owning subsidiaries paid Frontline Management a fixed fee of $20,000 per year for its services under the agreement, and agree to reimburse Frontline Management for reasonable third party costs, if any, advanced on our behalf by Frontline. For the year 2007, some of the compensation to Frontline Management will be based on cost sharing for the services rendered based on actual incurred costs plus a margin.

The Frontline Charterers pay us profit sharing on 20% of earnings above average base charter rates for the 11 month period beginning February 1, 2004, and each year thereafter. During the year ended December 31, 2006, we earned and recognized revenue of $78.9 million (2005: $88.1 million) under this arrangement.

In June 2005, we sold the Suezmax Front Hunter to an unrelated third party for a net gain of $25.3 million which was deferred. The charter and management agreements with Frontline relating to this vessel were terminated, and we paid Frontline a $3.8 million termination fee, in addition to Frontline having the right to sell to Ship Finance a newbuilding VLCC and charter it back at reduced charter rates. In June 2006, the parties agreed to cancel the agreement, and to split the profit in accordance with the profit share agreement (80% to Frontline and 20% to us), but adjusted for the residual value belonging to us. The cancellation of this agreement resulted in net payment of $16.3 million to Frontline, in addition to the earlier termination payment of $3.8 million. We have booked a net gain of $9 million relating to the sale of Front Hunter and the cancellation of the option agreement in 2006.

In January 2006 we acquired the VLCC Front Tobago from Frontline for consideration of $40.0 million. The vessel was subsequently sold in December 2006 to an unrelated third party for $45.0 million. At the time of the sale the vessel was on lease with one of the Frontline Charterers, and we paid a termination fee of $9.6 million to Frontline to terminate the lease.

In April 2006, we entered into an agreement with Horizon Lines under which we acquired five 2,824 TEU container vessels under construction at Hyundai Mipo yard in Korea for consideration of approximately $280.0 million. The vessels have been chartered back to Horizon Lines under 12-year bareboat charters with three-year renewal options on the part of Horizon Lines. Horizon Lines has options to buy the vessels after five, eight, 12 and 15 years. As part of this transaction, Horizon Lines paid a commission to AMA for brokerage and financial advice. One of our board members is associated with AMA.

In June 2006, Rig Finance, our wholly owned subsidiary, purchased the newbuilding jack-up drilling rig West Ceres from SeaDrill Invest I, for a total consideration of $210 million. Upon delivery to Rig Finance the rig was immediately bareboat chartered back to SeaDrill Invest I for a period of 15 years. The charter party is fully guaranteed by Seadrill, the ultimate parent company of SeaDrill Invest I. SeaDrill Invest I has been granted fixed price purchase options after three, five, seven, 10, 12 and 15 years. The first purchase option after three years is at $135.5 million and the last purchase option after 15 years is at $60 million.

In July 2006, we entered into an agreement to acquire the 1997 built Panamax drybulk carrier Golden Shadow for $28.4 million from Golden Ocean. The vessel was chartered back to the seller for a period of 10 years upon delivery to us in September 2006. As part of the agreement, Golden Ocean has provided an interest free and non-amortizing seller's credit of $2.6 million. Golden Ocean has been granted fixed purchase options after three, five, seven and 10 years. At the end of the charter, we also have an option to sell the vessel back to Golden Ocean at an agreed fixed price of $10.4 million, including the $2.6 million seller's credit. We have secured a $22.7 million debt facility in connection with the acquisition, of which $2.1 million is guaranteed by Ship Finance.

In November 2006, we announced that we had assumed two newbuilding Suezmax tanker contracts from Frontline. The Suezmax vessels, of 156,000 dwt each, will be built at Jiangsu Rongsheng Heavy Industries Group Co. Ltd. in China with scheduled delivery in the first quarter of 2009 and third quarter of 2009. We expect to market these vessels for medium to long-term employment.

In January 2007, we announced that Rig Finance II, a wholly owned subsidiary of the Company had entered into an agreement to acquire the newbuilding jack-up drilling rig West Prospero, from SeaDrill Invest II Ltd., or SeaDrill Invest II. The purchase price for the drilling rig is $210.0 million and expected delivery from Keppel Fels in Singapore is at the end of June 2007. Upon delivery, the rig will be bareboat chartered back to SeaDrill Invest II for a period of 15 years. The charter party is fully guaranteed by Seadrill, the ultimate parent company of SeaDrill Invest II. SeaDrill Invest II has been granted fixed price purchase options after three, five, seven, 10, 12 and 15 years. The first purchase option after three years is at $142 million and the last purchase option after 15 years is at $60 million.

In February 2007, we entered into an agreement to acquire two newbuilding Capesize drybulk carriers from Golden Ocean. Delivery from the shipyard is scheduled in the fourth quarter of 2008 and first quarter of 2009. Upon delivery the vessels will commence fifteen year bareboat charter contracts to Golden Ocean. Golden Ocean has been granted fixed price purchase options after five, 10 and 15 years at $61 million, $44 million and $24 million respectively.

In January 2007, we sold five single hull Suezmax tankers to Frontline. The gross sales price for the vessels was $183.7 million, and the Company receiving approximately $119.2 million in cash after paying compensation of approximately $64.5 million to Frontline for the termination of the charters. The vessels were delivered to Frontline in March of 2007.

In January 2007, we sold the single-hull Suezmax tanker Front Transporter to an unrelated third party for a gross sales price of $38.0 million. The vessel was delivered to its new owner in March 2007, and we have agreed to pay a termination fee of $14.9 million to Frontline for the termination of the related charter.

In May 2007, we re-chartered the single-hull VLCC Front Vanadis to an unrelated third party. The new charter is in the form of a hire-purchase agreement, where the vessel is chartered to the buyer for a 3.5 year period, with a purchase obligation at the end of the charter. We have agreed to pay a compensation payment of approximately $13.2 million to Frontline for the termination of the charter.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

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

Dividend Policy

Our Board of Directors adopted a policy in May, 2004, in connection with our public listing, whereby we would seek to have a regular quarterly dividend, the amount of which is based on our contracted revenues and growth prospects. Our goal is to increase our quarterly dividend as we grow the business, but the timing and amount of dividends, if any, is at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, cash requirements, restrictions in financing arrangements and other relevant factors.

We have paid the following cash dividends since our public listing in June 2004:

Payment Date                                           Amount per Share
------------                                           ----------------

2004
July 9, 2004                                                 $0.25
September 13, 2004                                           $0.35
December 7, 2004                                             $0.45

2005
March 18, 2005                                               $0.50
June 24, 2005                                                $0.50
September 20, 2005                                           $0.50
December 13, 2005                                            $0.50

2006
March 20, 2006                                               $0.50
June 26, 2006                                                $0.50
September 18, 2006                                           $0.52
December 21, 2006                                            $0.53

On February 27, 2007 the Board declared a dividend of $0.54 per share that was paid on March 22, 2007. On May 29, 2007, the Board declared a dividend of $0.55 per share that was paid on June 21, 2007.

B. SIGNIFICANT CHANGES

We were incorporated in Bermuda in October 2003 as a wholly owned subsidiary of Frontline for the purpose of acquiring certain of our shipping assets. During 2004, Frontline distributed approximately 48.3% of its shares in us to its shareholders and at December 31, 2004 held 50.8% in the Company. See Item 4. "Information on the Company."

In February and March 2005, Frontline spun off a further 35% of its shares in Ship Finance to its shareholders and at December 31 2005 Frontline held 16.2% of Ship Finance. In February 2006, a further 5% of Frontline's interest in Ship Finance was spun off after which Frontline held approximately 11.1% of our shares as at December 31, 2006. These shares were distributed by Frontline to its shareholders on March 22, 2007 following which Frontline holds a minimal number of shares in Ship Finance.

ITEM 9.     THE OFFER AND LISTING

Not applicable except for Item 9.A. 4. and Item 9. C.

The Company's common shares were listed on the New York Stock Exchange, or NYSE, on June 15, 2004 and commenced trading on that date under the symbol "SFL".

The following table sets forth the fiscal years high and low prices for the common shares on the NYSE since the date of listing.

                                                  High        Low
                                                 ------      ------
Fiscal year ended December 31
2006                                             $23.80      $16.33
2005                                             $24.00      $16.70
2004                                             $26.16      $11.55

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the common shares on the NYSE since the date of listing.

                                                  High        Low
                                                 ------      ------
Fiscal year ended December 31, 2006
First quarter                                    $18.75      $16.70
Second quarter                                   $17.64      $16.33
Third quarter                                    $21.00      $17.91
Fourth quarter                                   $23.80      $19.31

                                                  High        Low
                                                 ------      ------
Fiscal year ended December 31, 2005
First quarter                                    $24.00      $18.41
Second quarter                                   $20.79      $18.05
Third quarter                                    $20.83      $17.67
Fourth quarter                                   $20.25      $16.70

The following table sets forth, for the most recent six months, the high and low prices for the common shares on the NYSE.

                                                  High         Low
                                                 ------      ------
May 2007                                         $31.07      $29.29
April 2007                                       $29.94      $27.44
March 2007                                       $27.90      $25.15
February 2007                                    $26.10      $23.86
January 2007                                     $23.86      $22.24
December 2006                                    $23.80      $22.22

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

At the 2006 Annual General Meeting of the Company the shareholders voted to amend the Company's Bye-Law 104. The purpose of this amendment was to provide for a change to the requirements for the form and signatories to the seal of the Company. These amended Bye-Laws of the Company as adopted by shareholders on December 1, 2006 are filed as Exhibit 1.4 to this Annual Report.

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

C. MATERIAL CONTRACTS

Fleet Purchase Agreement

On December 11, 2003 we entered into a fleet purchase agreement with Frontline pursuant to which we acquired our initial fleet of 46 vessel owning subsidiaries and one subsidiary with an option to acquire an additional vessel. We paid an aggregate purchase price of $950.0 million, excluding working capital and other intercompany balances retained by us. We also assumed senior secured indebtedness with respect to its fleet in the amount of approximately $1.158 billion. The purchase price and the refinancing of the existing senior secured indebtedness on those vessels, which was completed in January of 2004, were financed through a combination of the net proceeds from our issuance of $580 million of 8.5% senior notes, due 2013, funds from a $1.058 billion senior secured credit facility and a deemed equity contribution of $525.0 million from Frontline.

Frontline Time Charters

We have chartered the tankers we acquired from Frontline to the Frontline Charterers under long term time charters, which will extend for various periods depending on the age of the vessels, ranging from approximately six to 20 years. We refer you to Item 4.B., "Our Fleet", for the relevant charter termination dates for each of our vessels. The daily base charter rates payable to us under the charters have been fixed in advance and will decrease as our vessels age, and the Frontline Charterers have the right to terminate a charter for a non double hull vessel beginning on each vessel's anniversary date in 2010.

With the exceptions described below, the daily base charter rates for our charters with the Frontline Charterers, which are payable to us monthly in advance for a maximum of 360 days per year (361 days per leap year), are as follows:

Year                                                            VLCC    Suezmax
----                                                          -------   -------

2003 to 2006 ..............................................   $25,575   $21,100
2007 to 2010 ..............................................   $25,175   $20,700
2011 and beyond ...........................................   $24,175   $19,700

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

The daily base charterhire for our vessels that are chartered to Frontline Shipping II, which is also payable to us monthly in advance for a maximum of 360 days per year (361 days per leap year), is as follows:

                                                                       2019 and
Vessel                    2005 to 2006   2007 to 2010   2011 to 2018    beyond
-------                   ------------   ------------   ------------   --------

Front Champion              $31,340         $31,140        $30,640     $28,464
Front Century               $31,501         $31,301        $30,801     $28,625
Golden Victory              $33,793         $33,793        $33,793     $33,793
Front Energy                $30,014         $30,014        $30,014     $30,014
Front Force                 $29,853         $29,853        $29,853     $29,853

In addition, the base charter rate for our non-double hull vessels will decline to $7,500 per day on each vessels anniversary date in 2010, at which time the relevant Frontline Charterer will have the option to terminate the charters for those vessels. Each charter also provides that the base charter rate will be reduced if the vessel does not achieve the performance specifications set forth in the charter. The related management agreement provides that Frontline Management will reimburse us for any such reduced charter payments. The Frontline Charterers have the right under a charter to direct us to bareboat charter the related vessel to a third party. During the term of the bareboat charter, the Frontline Charterer will continue to pay us the daily base charter rate for the vessel, less $6,500 per day. The related management agreement provides that our obligation to pay the $6,500 fixed fee to Frontline Management will be suspended for so long as the vessel is bareboat chartered.

Under the charters we are required to keep the vessels seaworthy, and to crew and maintain them. Frontline Management performs those duties for us under the management agreements described below. If a structural change or new equipment is required due to changes in classification society or regulatory requirements, the Frontline Charterers may make them, at its expense, without our consent, but those changes or improvements will become our property. The Frontline Charterers are not obligated to pay us charterhire for off hire days in excess of five off hire days per year per vessel calculated on a fleet-wide basis, which include days a vessel is unable to be in service due to, among other things, repairs or drydockings. However, under the management agreements described below, Frontline Management will reimburse us for any loss of charter revenue in excess of five off hire days per vessel, calculated on a fleet-wide basis.

The terms of the charters do not provide the Frontline Charterers with an option to terminate the charter before the end of its term, other than with respect to our non-double hull vessels after the vessels anniversary dates in 2010. We may terminate any or all of the charters in the event of an event of default under the charter ancillary agreement that we describe below. The charters may also terminate in the event of (1) a requisition for title of a vessel or (2) the total loss or constructive total loss of a vessel. In addition, each charter provides that we may not sell the related vessel without relevant Frontline Charterers consent.

Charter Ancillary Agreement

We have entered into charter ancillary agreements with each of the Frontline Charterers, our relevant vessel owning subsidiaries and Frontline. The charter ancillary agreements remain in effect until the last long term charter with the Frontline Charterers terminates in accordance with its terms. Frontline has guaranteed the Frontline Charterers' obligations under the charter ancillary agreements, except for the Frontline Charterers' obligations to pay charterhire.

Charter Service Reserve. Frontline Shipping was initially capitalized with $250 million in cash provided by Frontline to support its obligation to make payments to us under the charters. Frontline Shipping II was initially capitalized with approximately $21.0 million in cash. Due to sales and acquisitions, the current capitalization in Frontline Shipping and Frontline Shipping II are $197.0 million and $35.0 million respectively. These funds are being held as a charter service reserve to support each Charterer's obligation to make charter payments to us under the charters. The Frontline Charterer's are entitled to use the charter service reserve only (1) to make charter payments to us and (2) for reasonable working capital to meet short term voyage expenses. The Frontline Charterers are required to provide us with monthly certifications of the balances of and activity in the charter service reserve.

Material Covenants. Pursuant to the terms of the charter ancillary agreement, each Frontline Charterer has agreed not to pay dividends or other distributions to its shareholders or loan, repay or make any other payment in respect of its indebtedness or any of its affiliates (other than us or our wholly owned subsidiaries), unless (1) the relevant Frontline Charterer is then in compliance with its obligations under the charter ancillary agreement, (2) after giving effect to the dividend or other distribution, (A) the Frontline Charterer remains in compliance with such obligations, (B) the balance of the charter service reserve equals at least $197.0 million, in the case of Frontline Shipping, or $35.0 million in the case of Frontline Shipping II (which threshold will be reduced by $5.3 million and $7.0 million in the case of Frontline Shipping and Frontline Shipping II, respectively, in each event that a charter to which the Frontline Charterer is a party is terminated other than by reason of a default by the Frontline Charterer), which we refer to as the "Minimum Reserve", and (C) it certifies to us that it reasonably believes that the charter service reserve will be equal to or greater than the Minimum Reserve level for at least 30 days after the date of that dividend or distribution, taking into consideration it's reasonably expected payment obligations during such 30-day period, (3) any charterhire payments deferred pursuant to the deferral provisions described below have been fully paid to us and (4) any profit sharing payments deferred pursuant to the profit sharing payment provisions described below have been fully paid to us. In addition, each Frontline Charterer has agreed to certain other restrictive covenants, including restrictions on its ability to, without our consent:

      o amend its organizational documents in a manner that would adversely affect us;

      o     violate its organizational documents;

      o engage in businesses other than the operation and chartering of our vessels (not applicable for Frontline Shipping II);

      o     incur debt, other than in the ordinary course of business;

      o sell all or substantially all of its assets or the assets of the relevant Frontline Charterer and its subsidiaries taken as a whole, or enter into any merger, consolidation or business combination transaction;

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

In addition, Frontline has agreed that it will cause the Frontline Charterers at all times to remain its wholly owned subsidiaries.

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

Profit Sharing Payments. Under the terms of the charter ancillary agreements, beginning with the final 11-month period in 2004 and for each calendar year after that, the Frontline Charterers have agreed to pay us a profit sharing payment equal to 20% of the charter revenues for the applicable period, calculated annually on a TCE basis, realized by the relevant Frontline Charterer for our fleet in excess of the daily base charterhire. After 2010, all of our non-double hull vessels will be excluded from the annual profit sharing payment calculation. For purposes of calculating bareboat revenues on a TCE basis, expenses are assumed to equal $6,500 per day. Each of the Frontline Charterers has agreed to use its commercial best efforts to charter our vessels on market terms and not to give preferential treatment to the marketing of any other vessels owned or managed by Frontline or its affiliates.

The Frontline Charterers are entitled to defer, without interest, any profit sharing payment to the extent that, after giving effect to the payment, the charter service reserve would be less than the Minimum Reserve. The Frontline Charterers are required to immediately use all revenues that the Frontline Charterers receive that are in excess of the daily charter rates payable to us to pay any deferred profit sharing amounts at such time as the charter service reserve exceeds the minimum reserve, unless the relevant Frontline Charterer reasonably believes that the charter service reserve will not exceed the minimum reserve level for at least 30 days after the date of the payment. In addition, the Frontline Charterers will not be required to make any payment of deferred profit sharing amounts until the payment would be at least $2 million.

Collateral Arrangements. The charter ancillary agreements provides that the obligations of the Frontline Charterers to us under the charters and the charter ancillary agreements are secured by a lien over all of the assets of the Frontline Charterers and a pledge of the equity interests in the Frontline Charterers.

Default. An event of default shall be deemed to occur under the charter ancillary agreement if:

      o the relevant Frontline Charterer materially breaches any of its obligations under any of the charters, including the failure to make charterhire payments when due, subject to Frontline Shipping's deferral rights explained above;

      o the relevant Frontline Charterer or Frontline materially breaches any of its obligations under the applicable charter ancillary agreement or the Frontline performance guarantee;

      o Frontline Management materially breaches any of its obligations under any of the management agreements; or

      o Frontline Shipping and Frontline Shipping II fails at any time to hold at least $55 million or $7.5 million in cash and cash equivalents, respectively.

Upon the occurrence of any event of default under a charter ancillary agreement that continues for 30 days after we give the relevant Frontline Charterer notice of such default, we may elect to:

      o terminate any or all of the relevant charters with the relevant Frontline Charterer; and

      o foreclose on any or all of our security interests described above with respect to the relevant Frontline Charterer; and/or

      o     pursue any other available rights or remedies.

Frontline Performance Guarantee

Frontline has issued a performance guarantee with respect to the charters, the charter ancillary agreements, the management agreements and the administrative services agreement. Pursuant to the performance guarantee, Frontline has guaranteed the following obligations of the Frontline Charterers and Frontline
Management:

      o the performance of the obligations of the Frontline Charterers under the charters with the exception of payment of charter hire, which is not guaranteed;

      o the performance of the obligations of the Frontline Charterers under the charter ancillary agreement;

      o the performance of the obligations of Frontline Management under the management agreements, provided, however, that Frontline's obligations with respect to indemnification for environmental matters shall not extend beyond the protection and indemnity insurance coverage with respect to any vessel required by us under the management agreements; and

      o the performance of the obligations of Frontline Management under the administrative services agreement.

Frontline's performance guarantee shall remain in effect until all obligations of the Frontline Charterers or Frontline Management, as the case may be, that have been guaranteed by Frontline under the performance guarantee have been performed and paid in full.

Vessel Management Agreements

Our tanker owning subsidiaries that we acquired from Frontline entered into fixed rate management agreements with Frontline Management effective January 1, 2004. Under the management agreements, Frontline Management is responsible for all technical management of the vessels, including crewing, maintenance, repair, certain capital expenditures, drydocking, vessel taxes and other vessel operating expenses. In addition, if a structural change or new equipment is required due to changes in classification society or regulatory requirements, Frontline Management will be responsible for making them, unless Frontline Shipping does so under the charters. Frontline Management outsources many of these services to third party providers.

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

Administrative Services Agreement

We have an administrative services agreement with Frontline Management under which Frontline Management provides us with certain administrative support services. For the year 2006, we and each of our vessel owning subsidiaries paid Frontline Management a fixed fee of $20,000 per year for its services under the agreement, and agree to reimburse Frontline Management for reasonable third party costs, if any, advanced on our behalf by Frontline. For the year 2007, some of the compensation to Frontline Management will be based on cost sharing for the services rendered based on actual incurred costs plus a margin.

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

For the 2006 tax year, the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, the Company's stock was primarily and regularly traded on the New York Stock Exchange.

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

Gain on Sale of Vessels

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

There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Legislation has been recently introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

I. SUBSIDIARY INFORMATION

Not Applicable

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate risk. Several of our charter contracts also contain interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on the outstanding debt, effectively transferring the interest rate exposure on the counterparty under the charter contract. We may enter into derivative instruments from time to time for speculative purposes.

Our exposure to interest rate risk relates primarily to our debt and related interest rate swaps. The majority of this exposure derives from our floating rate debt, which totalled $1,466.1 million at December 31, 2006 (2005: $1,336.6 million). We have entered into interest rate swap agreements to manage this exposure to interest rate changes by swapping floating interest rates with fixed interest rates. At December 31, 2006, we had fourteen swaps with a total notional principal of $738.7 million (2005: $568.3 million). At December 31, 2006, $166.4 million (2005: $nil) of the interest rate swaps relate to committed, but not outstanding, debt on vessels not yet delivered to us. The swap agreements mature between February 2009 and May 2019, and we estimate that we would receive $9.1 million to terminate these agreements as of December 31, 2006 (2005: $18.4 million). At December 31, 2006, $155.1 million (2005: $nil) of our outstanding debt was also subject to interest adjustment clauses under charter contracts with the relevant charterers. At December 31, 2006, we had also entered into total return bond swaps in respect of $52 million (2005: $nil) of our 8.5% debentures, which effectively translates the underlying principal amount into floating rate debt.

At December 31, 2006, our net exposure to interest rate fluctuations on our outstanding debt was $790.6 million (2005: $768.3 million). Our net exposure to interest fluctuations is based on our total floating rate debt outstanding at December 31, 2006, plus the outstanding under the bond swap line at December 31, 2006, less the outstanding floating rate debt subject to interest adjustment clauses and the notional principal of our floating to fixed interest rate swaps outstanding at December 31, 2006. A one per cent change in interest rates would increase or decrease interest expense by $7.9 million per year as of December 31, 2006 (2005: $7.7 million). This net figure takes into account that we would be compensated for the increase or decrease in interest expenses under the related charter contracts that include interest adjustment clauses.

The fair market value of our fixed rate debt was $448.8 million as of December 31, 2006 (2005: $427.3 million). The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. One of our subsidiaries had charter contracts denominated in Yen. The charterer also had an option to buy the vessel for (Y)4,666 million in January 2006, this option was exercised. The option was settled on January 17, 2006. Since this date, we do not have any direct Yen exposure in the Company.

ITEM 12.    DESCRIPTION OF SECURITIES

Not Applicable

                                     PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Neither we nor any of our subsidiaries have been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default that was not cured within 30 days. In addition, the payment of our dividends are not, and have not been in arrears or have not been subject to material delinquency that was not cured within 30 days.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.    CONTROLS AND PROCEDURES

a)    Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2006. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

b)    Management's annual report on internal controls over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Securities Exchange Act of 1934.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

      o Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

      o Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and

      o Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) published in its report entitled Internal Control-Integrated Framework.

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2006. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2006.

This annual report does not include an attestation report of the Company's current registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's current registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

c)    Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16 A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that our Audit Committee has one Audit Committee Financial Expert. Kate Blankenship is an independent Director and is the Audit Committee Financial Expert.

ITEM 16 B.  CODE OF ETHICS

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

We have posted a copy of our Code of Ethics on our website at www.shipfinance.bm We will provide any person, free of charge, a copy of our Code of Ethics upon written request to our registered office.

ITEM 16 C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2006 and 2005 was Moore Stephens, P.C. The following table sets forth the fees related to audit and other services provided by Moore Stephens, P.C.

                                                2006       2005
                                             ---------   --------

                    Audit Fees (a)            $300,000   $300,000
                    Audit-Related Fees (b)    $ 43,771   $ 38,000
                    Tax Fees (c)                    --         --
                    All Other Fees (d)              --         --
                    Total                     $343,771   $338,000

(a) Audit Fees

Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

(b) Audit-Related Fees

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

Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2006 and 2005 were approved by the Board pursuant to the pre-approval policy.

ITEM 16 D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16 E.  PURCHASE OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

                                  Average Price    Total Number of Shares (or      Maximum Number (or Approximate
                Total Number of      Paid per     Units) Purchased as Part of    Dollar Value) of Shares (or Units)
               Shares (or Units)    Share (or     Publicly Announced Plans or   that May Yet Be Purchased Under the
    Period         Purchased          Units)               Programs                      Plans or Programs
-------------------------------------------------------------------------------------------------------------------
06/01/05 to
  06/30/05         300,000 (1)        $19.58                  --                                --

10/01/05 to
  10/31/05         336,400 (1)        $19.43                  --                                --

11/01/05 to
  11/30/05         520,700 (1)        $18.95                  --                                --

12/01/05 to
  12/31/05         600,000 (1)        $18.01                  --                                --

01/10/06 to
  01/20/06         400,000 (1)        $18.03                  --                                --

   Total         2,157,100 (1)        $18.68                  --                                --

(1) The shares repurchased in the period were not part of a publicly announced plan or program. The repurchases were made in open-market transactions.

                                    PART III

ITEM 17.    FINANCIAL STATEMENTS

Not Applicable

ITEM 18.   FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages      F-1
through F-27 are filed as part of this annual report:

Report of Independent Registered Public Accounting Firm                     F-2

Consolidated Statements of Operations for the years ended December 31,
   2006, 2005 and 2004                                                      F-3

Consolidated Balance Sheets as of December 31, 2006 and 2005                F-4

Consolidated Statements of Cash Flows for the years ended December 31,
   2006, 2005 and 2004                                                      F-5

Consolidated Statement of Changes in Stockholders' Equity and
   Comprehensive Income for the years ended December 31, 2006, 2005
   and 2004                                                                 F-6

Notes to Consolidated Financial Statements                                  F-7



ITEM 19.    EXHIBITS

Number      Description of Exhibit

1.1* Memorandum of Association of Ship Finance International Limited (the "Company") incorporated by reference to Exhibit 3.1 of the Company's Registration Statement, SEC File No. 333-115705, filed on May 21, 2004 (the "Original Registration Statement").

1.4 Amended and Restated Bye-laws of the Company as adopted on December 1, 2006.

2.1* Form of Common Stock Certificate of the Company incorporated by reference to Exhibit 4.1 of the Company's Original Registration Statement.

2.2         Share Option Scheme.

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

4.5* Form of Time Charter incorporated by reference to Exhibit 10.4 of the Company's Original Registration Statement.

4.6*        Form of Vessel Management Agreements incorporated by reference to
            Exhibit 10.5 of the Company's Original Registration Statement.

4.7*        Form of Charter Ancillary Agreement incorporated by reference to
            Exhibit 10.6 of the Company's Original Registration Statement.

4.8* Form of Administrative Services Agreement incorporated by reference to Exhibit 10.7 of the Company's Original Registration Statement.

4.9         $1.131 billion Term Loan Facility, dated February 5, 2005.

4.10        Amendment to $1.131 billion Term Loan Facility, dated September 18,
            2006.

8.1         Subsidiaries of the Company.

11.1*       Code of Ethics.

12.1 Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2 Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1        Certification of the Principal Executive Officer pursuant to 18 USC
            Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2        Certification of the Principal Financial Officer pursuant to 18 USC
            Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated herein by reference.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Ship Finance International Limited
                                  ----------------------------------
                                              (Registrant)

Date July 2, 2007              By   /s/  Ole B. Hjertaker
                                   ---------------------------
                                         Ole B. Hjertaker
                                         Principal Financial Officer

Ship Finance International Limited

Report of Independent Registered Public Accounting Firm                                      F-2

Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004   F-3

Consolidated Balance Sheets as of December 31, 2006 and 2005                                 F-4

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004   F-5

Consolidated Statement of Changes in Stockholders' Equity and Comprehensive Income for the
years ended December 31, 2006, 2005 and 2004                                                 F-6

Notes to Consolidated Financial Statements                                                   F-7

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Ship Finance International Limited

We have audited the consolidated balance sheets of Ship Finance International Limited and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ship Finance International Limited and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Moore Stephens, P.C.
New York, New York

June 22, 2007

                       Ship Finance International Limited

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              for the years ended December 31, 2006, 2005 and 2004
                  (in thousands of $, except per share amounts)

                                                                      2006       2005      2004
Operating revenues
      Time charter revenues                                           53,087     62,605    86,741
      Bareboat charter revenues                                        3,986      7,325    27,453
      Voyage charter revenues                                           (709)     9,745    49,707
         Finance lease interest income from related parties          177,840    176,030   140,691
         Finance lease interest income from non-related parties        4,740      1,444        --
                                                                   -------------------------------
      Total finance lease interest income                            182,580    177,474   140,691
                                                                   -------------------------------

      Finance lease service revenues from related parties            106,791     92,265    72,551

      Profit sharing revenues from related parties                    78,923     88,096   114,926
--------------------------------------------------------------------------------------------------
Total operating revenues                                             424,658    437,510   492,069

Profit / (loss) on sale of assets                                      9,806       (654)       --

Operating expenses
      Voyage expenses and commission                                   1,736      3,600     9,978
         Ship operating expenses to related parties                  116,362    108,957    96,392
         Ship operating expenses to non-related parties                1,595      1,283       113
      Total ship operating expenses                                  117,957    110,240    96,505
      Depreciation and amortization                                   14,490     19,907    34,617

      Selling, general and administrative expenses
         To related parties                                            1,184      1,013     2,852
         To non-related parties                                        5,400      1,434       960
--------------------------------------------------------------------------------------------------
Net operating income                                                 293,697    300,662   347,157

Non-operating income / (expense)
      Interest income                                                  3,978      3,343     2,567
      Interest expense                                              (113,588)  (111,935)  (95,933)
      Other financial items, net                                      (3,556)    17,476     8,868
--------------------------------------------------------------------------------------------------
Net income before equity in earnings of associated companies         180,531    209,546   262,659
      Equity in earnings of unconsolidated subsidiaries                  267         --        --

--------------------------------------------------------------------------------------------------
Net income                                                           180,798    209,546   262,659
==================================================================================================

Per share information:

Basic and diluted earnings per share                               $    2.48  $    2.84  $   3.52
Cash dividends paid                                                $    2.05  $    2.00  $   1.05

The accompanying notes are an integral part of these consolidated financial statements.

                       Ship Finance International Limited

                           CONSOLIDATED BALANCE SHEETS
                  As of December 31, 2006 and December 31, 2005
                               (in thousands of $)

                                                                                  2006        2005
ASSETS

Current assets

      Cash and cash equivalents                                                 64,569      32,857
      Restricted cash                                                           12,937       1,575
      Accounts receivable
      Trade                                                                        491         382
      Due from related parties                                                  63,024      79,416
      Other receivables                                                          3,906       1,409

      Inventories                                                                  331         185
      Prepaid expenses and accrued income                                          180         106
      Investment in finance leases to related parties, current portion         150,492     107,010
      Other current assets                                                      11,223          --
---------------------------------------------------------------------------------------------------
   Total current assets                                                        307,153     222,940

      Property plant and equipment - at cost
      Newbuilding contracts                                                      7,658          --
      Vessels and equipment                                                    308,313     481,732
      Accumulated depreciation and amortization                                (69,422)   (166,512)
                                                                             ---------   ---------
                                                                               246,549     315,220

      Investment in finance leases with related parties, long-term portion   1,958,691   1,818,344
      Investment in associated companies                                         3,698           -
      Mark to market valuation of derivatives                                   20,738      19,563
      Deferred charges                                                          16,848      17,846
---------------------------------------------------------------------------------------------------
   Total assets                                                              2,553,677   2,393,913
===================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
      Short-term debt and current portion of long-term debt                    144,451     122,519
      Trade accounts payable                                                       533         978
      Due to related parties                                                    14,411           -
      Accrued expenses                                                          11,262       9,908
      Other current liabilities                                                  2,998       1,315
---------------------------------------------------------------------------------------------------
   Total current liabilities                                                   173,655     134,720
Long-term liabilities
      Long-term debt                                                         1,770,749   1,671,138
      Mark to market valuation of derivatives                                    8,743       1,196
      Other long-term liabilities                                                   --      25,337
---------------------------------------------------------------------------------------------------
Total liabilities                                                            1,953,147   1,832,391
Commitments and contingent liabilities
Stockholders' equity
      Share capital                                                             72,744      73,144
      Contributed surplus                                                      464,478     441,105
      Accumulated other comprehensive loss                                         (71)         --
      Retained earnings                                                         63,379      47,273
---------------------------------------------------------------------------------------------------
Total stockholders' equity                                                     600,530     561,522
---------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                   2,553,677   2,393,913
===================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                       Ship Finance International Limited

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              for the years ended December 31, 2006, 2005 and 2004
                               (in thousands of $)

                                                                                2006         2005         2004
Operating activities
Net income                                                                     180,798      209,546      262,659
      Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation                                                              14,490       19,907       34,617
      Amortization of deferred charges                                           3,069       16,524        9,485
      Share of results of associated companies                                  (4,205)          --           --
      Unrealized foreign exchange (gain)                                            --           --         (164)
      (Gain)/ loss on sale of assets                                           (26,469)         654           --
      Adjustment of derivatives to market value                                  6,375      (14,732)      (9,289)
      Other                                                                     (5,091)      (4,708)      (1,146)
Changes in operating assets and liabilities, net of effect of acquisitions
      Trade accounts receivable                                                  3,455        6,241         (256)
      Other receivables                                                            525          940           --
      Inventories                                                                  352        3,191           --
      Other current assets                                                     (12,245)       5,266           --
      Prepaid expenses and accrued income                                          (74)         129          199
      Trade accounts payable                                                      (445)      (1,291)         180
      Accrued expenses                                                             476       (2,139)       1,750
      Amount due from parent company                                            30,803       40,374     (119,892)
      Other current liabilities                                                  1,683          932          385
-----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                      193,497      280,834      178,528

Investing activities
      Repayments from investments in finance leases                            136,760       94,777       61,990
      Acquisition of subsidiaries, net of cash acquired                        (34,810)    (518,182)    (536,793)
      Additions to new buildings and vessel purchase options                    (7,658)          --       (8,370)
      Purchase of vessels                                                     (266,750)     (79,772)          --
      Proceeds from sales of vessels                                            75,606      229,800           --
      Investments in associated companies                                          508           --           --
      Purchase of other investments                                             (3,000)          --           --
      Net (placement)/maturity of restricted cash                              (11,362)       3,804      560,121
      Short-term loan advances to parent company                                    --           --      (55,254)
      Short-term loan repayments from parent company                                --           --       55,254
-----------------------------------------------------------------------------------------------------------------
Net cash (used in) /provided by investing activities                          (110,706)    (269,573)      76,948

Financing activities
      Proceeds from issuance of shares                                              --           --       24,696
      Repurchases of shares                                                     (7,212)     (33,083)     (14,713)
      Proceeds from issuance of long-term debt                                 312,588    1,571,429    1,017,100
      Repayments of long-term debt                                            (190,716)  (1,253,503)  (1,099,707)
      Debt fees paid                                                            (1,047)      (7,347)     (15,760)
      Cash dividends paid                                                     (149,123)    (148,863)     (78,905)
      Deemed dividends paid                                                    (15,569)    (136,230)     (58,994)
-----------------------------------------------------------------------------------------------------------------
Net cash (used in) financing activities                                        (51,079)      (7,597)    (226,283)
-----------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                         31,712        3,664       29,193
Cash and cash equivalents at start of the year                                  32,857       29,193           --
-----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of the year                                    64,569       32,857       29,193
=================================================================================================================

Supplemental disclosure of cash flow information:

      Interest paid, net of capitalized interest                               111,823       92,315       81,992
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                       Ship Finance International Limited

          CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY AND
                              COMPREHENSIVE INCOME
              for the years ended December 31, 2006, 2005 and 2004
                  (in thousands of $, except number of shares)

                                                                   2006         2005         2004
Number of shares outstanding
At beginning of year                                         73,143,737   74,900,837       12,000
Shares issued from contributed surplus                               --           --   73,913,837
Shares issued for cash                                               --           --    1,600,000
Shares repurchased and cancelled                               (400,000)  (1,757,100)    (625,000)
--------------------------------------------------------------------------------------------------
At end of year                                               72,743,737   73,143,737   74,900,837
--------------------------------------------------------------------------------------------------

Share capital
At beginning of year                                             73,144       74,901           12
Shares issued from contributed surplus                               --           --       73,914
Shares issued for cash                                               --           --        1,600
Shares repurchased and cancelled                                   (400)      (1,757)        (625)
--------------------------------------------------------------------------------------------------
At end of year                                                   72,744       73,144       74,901
--------------------------------------------------------------------------------------------------

Contributed surplus
At beginning of year                                            441,105      463,261           --
Equity contribution from parent company                              --           --      525,000
Shares issued from contributed surplus                               --           --      (73,914)
Shares issued for cash                                               --           --       23,096
Shares repurchased and cancelled                                 (6,811)     (31,327)     (14,088)
Employee stock options issued                                        49           --           --
Amortization of deferred equity contributions                    30,135        9,171        3,167
--------------------------------------------------------------------------------------------------
At end of year                                                  464,478      441,105      463,261
--------------------------------------------------------------------------------------------------

Accumulated other comprehensive income (loss)
At beginning of year                                                 --           --           --
Other comprehensive income (loss)                                   (71)          --           --
--------------------------------------------------------------------------------------------------
At end of year                                                      (71)          --           --
--------------------------------------------------------------------------------------------------

Retained earnings (deficit)
At beginning of year                                             47,273      122,820       (1,937)
Net income                                                      180,798      209,546      262,659
Cash dividends paid                                            (149,123)    (148,863)     (78,905)
Deemed dividends paid                                           (15,569)    (136,230)     (58,997)
--------------------------------------------------------------------------------------------------
At end of year                                                   63,379       47,273      122,820
--------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                      600,530      561,522      660,982
--------------------------------------------------------------------------------------------------

Comprehensive income
Net income                                                      180,798      209,546      262,659
--------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                   (71)          --           --
--------------------------------------------------------------------------------------------------
Comprehensive income                                            180,727      209,546      262,659
--------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                       SHIP FINANCE INTERNATIONAL LIMITED
                 Notes to the Consolidated Financial Statements

1.    GENERAL

      Ship Finance International Limited ("Ship Finance" or the "Company"), a publicly listed company on the New York Stock Exchange (ticker SFL), was incorporated in Bermuda in October 2003 as a subsidiary of Frontline Ltd. ("Frontline") for the purpose of acquiring certain of the shipping assets of Frontline. In December 2003, Ship Finance issued $580 million of 8.5% senior notes and in the first quarter of 2004, the Company used the proceeds of the notes issue, together with a refinancing of existing debt, to fund the acquisition of a fleet of 47 crude oil tankers (including one purchase option for a VLCC) from Frontline and has chartered each of the ships back to two Frontline subsidiaries, Frontline Shipping Limited and Frontline Shipping II Limited (the "Frontline Charterers") for most of their estimated remaining lives. The Company also entered into fixed rate management and administrative services agreements with Frontline to provide for the operation and maintenance of the Company's tankers and administrative support services. The charters and the management agreements were each given economic effect as of January 1, 2004 (See Note
      17). Subsequently, the Company has acquired other assets.

      As of December 31, 2006, the Company owned 27 very large crude oil carriers ("VLCCs"), 14 Suezmax crude oil carriers, eight oil/bulk/ore carriers ("OBOs"), one Panamax drybulk carrier, three container vessels and one jack-up drilling rig. In addition, as of December 31, 2006, the Company had contracted to acquire two Suezmax tankers and four container vessels. Subsequently, Ship Finance has contracted to acquire an additional jack-up drilling rig, two Capesize drybulk carriers, three seismic vessels and five container vessels. Further, the Company has sold six single-hull Suezmax tankers and entered into a hire purchase agreement for a single-hull VLCC.

      Since its incorporation in 2003 and listing in 2004, Ship Finance has established itself as a leading international shipowning company, expanding both its asset and customer base. The Company's principal strategy is to generate stable and increasing cash flows by chartering its assets under medium to long-term time or bareboat charters to customers across a diverse group of maritime segments.

2.    ACCOUNTING POLICIES

      Basis of Accounting

      The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The consolidated financial statements include the assets and liabilities of the Company and its subsidiaries. All inter-company balances and transactions have been eliminated on consolidation.

      Consolidation of variable interest entities.

      A variable interest entity is defined by Financial Accounting Standards Board Interpretation ("FIN") 46(R) as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including: decision making ability and an interest in the entity's residual risks and rewards or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or where (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

      FIN 46(R) requires a variable interest entity to be consolidated if any of its interest holders are entitled to a majority of the entity's residual return or are exposed to a majority of its expected losses.

      We evaluate our subsidiaries, and any other entity in which we hold a variable interest in order to determine whether we are the primary beneficiary of the entity, and where it is determined that we are the primary beneficiary we fully consolidate the entity.

      Investments in associated companies

      Investments in companies over which the Company exercises significant influence but does not consolidate, are accounted for using the equity method. The Company records its investments in equity-method investees on the consolidated balance sheets as "Investments in associated companies" and its share of the investees' earnings or losses in the consolidated statements of operations as "Equity in earnings of unconsolidated subsidiaries". The excess, if any, of purchase price over book value of the Company's investments in equity method investees is included in the accompanying consolidated balance sheets in "Investment in associated companies".

      Use of accounting estimates

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

      Revenue and expense recognition

      Revenues and expenses are recognized on the accrual basis. Revenues are generated from freight billings, time charter hire, bareboat charter hire, finance lease interest income, finance lease service revenues and profit sharing revenues. The operating results of voyages in progress are estimated and recorded pro-rata on a per day basis in the consolidated statements of operations. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided.

      Finance lease service revenues represent services provided to the lessee to operate vessels and are recognized on a daily accrual basis.

      Profit sharing revenues are recorded when earned and realizable. The Company considers profit sharing revenues to be earned and realizable to the extent that the underlying earnings on a time charter equivalent basis exceed the profit sharing threshold for the profit sharing period. This threshold is calculated as the number of days in the profit sharing period multiplied by the daily profit sharing threshold rates for the applicable vessels. The Frontline Charterers have agreed to pay us a profit sharing payment equal to 20% of the charter revenues for the applicable period, calculated annually on an average daily time charter equivalent ("TCE") basis, realized by the relevant Frontline Charterer for our fleet, in excess of the daily base charterhire.

      Cash and cash equivalents

      For the purposes of the statement of cash flows, all demand and time deposits and highly liquid, low risk investments with original maturities of three months or less are considered equivalent to cash.

      Vessels and equipment

      The cost of fixed assets less estimated residual value is depreciated on a straight-line basis over the estimated remaining economic useful life of the asset. The estimated economic useful life of the Company's vessels is 25 years, but for single hull vessels it is either 25 years or the vessel's anniversary date in 2015. For the rigs it is 30 years.

      Newbuildings

      The carrying value of the vessels under construction ("newbuildings") represents the accumulated costs to the balance sheet date which the Company has had to pay by way of purchase installments and other capital expenditures together with capitalized loan interest and associated finance costs. During the year ended December 31, 2006, we capitalized $0.3 million of interest. No charge for depreciation is made until the vessel is put into operation.

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

      Deemed Dividends

      Certain of the Company's vessels acquired in 2005 were on charter to third parties at the delivery date to the Company and certain of its vessels acquired as part of the original purchase of vessels from Frontline were on charter to third parties as at January 1, 2004 when the charter arrangements with the Frontline Charterers became economically effective. The Company's arrangement with the Frontline Charterers is that while the vessels are completing performance of third party charters, the Company pays the Frontline Charterers all revenues earned under third party charters in exchange for the Frontline Charterers paying the Company the charter rates under the charter agreements with the Frontline Charterers. The revenues received from these third party charters are accounted for as time charter, bareboat or voyage revenues as applicable and the subsequent payment of these amounts to the Frontline Charterers as deemed dividends paid. The Company accounts for the charter revenues received from the Frontline Charterers prior to the charters becoming effective for accounting purposes, as deemed equity contributions received. This treatment has been applied due to the related party nature of the charter arrangements.

      The Company has accounted for the acquisition of vessels from Frontline at the historical carrying value of Frontline. The difference between the purchase price and historical carrying value has been recorded as a deemed dividend paid.

      Deemed Equity Contributions

      The Company has accounted for the difference between the historical cost of the vessels transferred to the Company from Frontline at Frontline's historical carrying value, and the net investment in the lease as a deferred deemed equity contribution. This deferred deemed equity contribution is presented as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent finance lease. The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the new lease arrangement, as lease payments are applied to the principal balance of the lease receivable.

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

      Deferred charges

      Loan costs, including debt arrangement fees, are capitalized and amortized on a straight line basis over the term of the relevant loan. The straight line basis of amortization approximates the effective interest method in the Company's statement of operations. Amortization of loan costs is included in interest expense. If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid.

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

      Derivatives

      The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. The fair values of the interest rate swap contracts are recognized as assets or liabilities with changes in fair values recognized in the consolidated statements of operations.

      When the interest rate swap qualifies for hedge accounting under Statement of Financial Accounting Standards ("FAS") 133, and the Company has formally designated the swap instrument to the underlying loan, and when the hedge is effective, the changes in the fair value of the swap will be recognized in other comprehensive income.

      Drydocking provisions

      Normal vessel repair and maintenance costs are charged to expense when incurred. The Company recognizes the cost of a drydocking at the time the drydocking takes place, that is, it applies the "expense as incurred" method. The expense as incurred method is considered an appropriate method of recognizing drydocking costs as it eliminates the uncertainty associated with estimating the cost and timing of future drydockings.

      Earnings per share

      Basic earnings per share ("EPS") is computed based on the income available to common stockholders and the weighted average number of shares outstanding for basic EPS. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

      Stock-based compensation

      Effective January 1, 2006 the Company adopted FAS 123(R) Share-Based Payment. Under FAS 123(R) we are required to expense the fair value of stock options issued to employees over the period the options vest.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

      In March 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 156 Accounting for Servicing of Financial Assets - an amendment to FAS 140 ("SFAS 156"). SFAS 156 requires that all separately recognized servicing rights be initially measured at fair value if practicable. The statement also permits an entity to choose between two measurement methods for each class of separately recognized servicing assets and liabilities. SFAS 156 is effective for fiscal years beginning after September 15, 2006. The Company does not expect the adoption of SFAS 156 to have an impact on its financial statements.

      In July 2006, the FASB issued Interpretation No. 48 Accounting for Uncertainty in Income Taxes - an interpretation of FAS 109 ("FIN 48"). FIN 48 clarifies the application of SFAS 109 by defining the criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an entity's financial statements and also provides guidance on measurement, de-recognition, classification, interest and penalties and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have an impact on its financial statements.

      In September 2006, the FASB issued SFAS No. 157 Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company has not yet determined the effect of adoption of SFAS 157 on its financial statements.

      In September 2006, the FASB issued SFAS No. 158 Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans - an amendment of SFAS 87, 88, 106, and 132R ("SFAS 158"). SFAS 158 requires that the funded status of defined benefit post retirement plans be recognized in the statement of financial position and changes in the funded status be reflected in comprehensive income. SFAS 158 also requires the benefit obligations to be measured as of the same date of the financial statements and requires additional disclosures related to the effects of delayed recognition of gains or losses, prior service costs or credits and transition assets or obligation on net periodic benefit cost. SFAS 158 is effective for fiscal years ending after December 15, 2006 for employers without publicly traded securities. The Company does not expect the adoption of SFAS 158 to have an impact on its financial statements.

      In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements ("SAB 108"), which provides interpretative guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a "rollover" method, which focuses primarily on the income statement impact of misstatements, and the "iron curtain" method, which focuses primarily on the balance sheet impact of misstatements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in a current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have an effect on the Company's results of operations or financial position.

4.    SEGMENT INFORMATION

      The Company has only one reportable segment.

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

6.    EARNINGS PER SHARE

      The computation of basic EPS is based on the weighted average number of shares outstanding during the year. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

      The components of the numerator for the calculation of basic and diluted EPS are as follows:

      --------------------------------------------------------------------------
      (in thousands of $)                           Year ended December 31,
      --------------------------------------------------------------------------
                                                       2006     2005     2004

      Net income available to stockholders          180,798  209,546  262,659
      --------------------------------------------------------------------------

      The components of the denominator for the calculation of basic diluted EPS are as follows:

      --------------------------------------------------------------------------
      (in thousands)                                  Year ended December 31
      --------------------------------------------------------------------------
                                                       2006     2005     2004
      Weighted average number of common shares
      outstanding                                    72,764   73,904   74,611

7.    OPERATING LEASES

      Rental income

      The minimum future revenues to be received under the Company's non-cancelable operating leases as of December 31, 2006 are as follows:

      --------------------------------------------------------------------------
      Year ending December 31,
      (in thousands of $)
      --------------------------------------------------------------------------
      2007                                                             41,186
      2008                                                             42,383
      2009                                                             36,004
      2010                                                             32,035
      2011                                                             29,878
      Thereafter                                                        7,532
      --------------------------------------------------------------------------
      Total minimum lease revenues                                    189,018
      --------------------------------------------------------------------------

      The cost and accumulated depreciation of vessels leased to third parties on operating leases at December 31, 2006 and 2005 were as follows:

      --------------------------------------------------------------------------
      (in thousands of $)                                      2006      2005
      --------------------------------------------------------------------------
      Cost                                                  308,313   481,732
      Accumulated depreciation                               69,422   166,512

8.    RESTRICTED CASH

      --------------------------------------------------------------------------
      (in thousands of $)                                      2006      2005
      --------------------------------------------------------------------------
      Restricted cash                                        12,937     1,575

      Restricted cash is mainly comprised of deposits held as collateral by the relevant banks in connection to interest rate swap and bond swap arrangements. At December 31, 2006 restricted cash balance also contained a deposit held by courts in Australia in connection with settlement of a claim made by the technical manager of the Sea Beta, resulting from the bankruptcy of the charterer of the vessel.

9.    TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

      Trade accounts receivable

      Trade accounts receivable are presented net of allowances for doubtful accounts. There is no provision made for doubtful debt as of December 31, 2006 and 2005.

      Other receivables

      Other receivables are presented net of allowances for doubtful accounts. As of December 31, 2006 and 2005 there was no allowance.

10.   VESSELS AND EQUIPMENT, NET

      --------------------------------------------------------------------------
      (in thousands of $)                                      2006      2005
      --------------------------------------------------------------------------
      Cost                                                  308,313   481,732
      Accumulated depreciation                               69,422   166,512
      --------------------------------------------------------------------------
      Net book value                                        238,891   315,220
      --------------------------------------------------------------------------

      Depreciation expense was $14.5 million, $19.9 million and $34.6 million for the years ended December 31, 2006, 2005 and 2004, respectively.

11.   INVESTMENTS IN FINANCE LEASES

      Most of the Company's VLCCs, Suezmaxes and OBOs are chartered on long term, fixed rate charters to the Frontline Charterers which extend for various periods depending on the age of the vessels, ranging from approximately six to 20 years. The terms of the charters do not provide the Frontline Charterers with an option to terminate the charter before the end of its term, other than with respect to the Company's non-double hull vessels for which there are termination options commencing in 2010.

      The Company's jack-up drilling rig West Ceres is chartered on a long term bareboat charter to SeaDrill Invest I Ltd ("SeaDrill Invest I"). The terms of the charter provide the charterer with various call options throughout the charter period which expires in 2021.

      As of December 31, 2006, 48 of the Company's assets were accounted for as sales type leases. The following lists the components of the investments in finance leases as of December 31, 2006:

      --------------------------------------------------------------------------
      (in thousands of $)                                   2006         2005
      --------------------------------------------------------------------------
      Total minimum lease payments to be received      4,330,607    4,060,056
      Less: amounts representing estimated            (1,165,139)  (1,019,259)
         executory costs including profit thereon,
         included in total minimum lease payments
      --------------------------------------------------------------------------
      Net minimum lease payments receivable            3,165,468    3,040,797
      Estimated residual values of leased property       644,188      596,697
         (unguaranteed)
      Less: unearned income                           (1,425,740)  (1,429,445)
      --------------------------------------------------------------------------
                                                       2,383,916    2,208,049
      Less: deferred deemed equity contribution         (237,208)    (240,430)
      --------------------------------------------------------------------------
      Less: unamortized gains                            (37,525)     (42,265)
      --------------------------------------------------------------------------
                                                       2,109,183    1,925,354
      --------------------------------------------------------------------------

      Current portion                                    150,492      107,010
      Long-term portion                                1,958,691    1,818,344
      --------------------------------------------------------------------------
                                                       2,109,183    1,925,354
      --------------------------------------------------------------------------

12.   INVESTMENT IN ASSOCIATED COMPANIES

      At December 31, 2006, the Company has the following participation in an investment that is recorded using the equity method:

      --------------------------------------------------------------------------
                                                            2006         2005
      --------------------------------------------------------------------------
      Front Shadow Inc.                                   100.00%          --

      Summarized balance sheet information of the Company's equity method investee is as follows:

      --------------------------------------------------------------------------
      (in thousands of $)                                   2006         2005
      --------------------------------------------------------------------------
      Current assets                                         978           --
      Non current assets                                  28,099           --
      Current liabilities                                  8,170           --
      Non current liabilities                             20,640           --

      Summarized statement of operations information of the Company's equity method investee is as follows:

      --------------------------------------------------------------------------
      (in thousands of $)                                   2006         2005
      --------------------------------------------------------------------------
      Net operating revenues                                 694           --
      Net operating income                                   684           --
      Net income                                             267           --

      Front Shadow Inc. ("Front Shadow") is a 100% owned subsidiary of Ship Finance. This entity is being accounted for using the equity method as it has been determined that Ship Finance is not the primary beneficiary under FIN 46 (R).

      Front Shadow was incorporated during 2006 for the purpose of holding a Panamax drybulk carrier, and leasing that vessel to Golden Ocean Group Limited ("Golden Ocean"), a related party.

13.   ACCRUED EXPENSES

      --------------------------------------------------------------------------
      (in thousands of $)                                   2006         2005
      --------------------------------------------------------------------------
      Ship operating expenses                                262          102
      Voyage expenses                                         51          252
      Administrative expenses                              3,389          769
      Interest expense                                     7,560        8,785
      --------------------------------------------------------------------------
                                                          11,262        9,908
      --------------------------------------------------------------------------

14.   LONG-TERM DEBT

      --------------------------------------------------------------------------
      (in thousands of $)                                   2006         2005
      --------------------------------------------------------------------------
      8.5% Senior Notes due 2013                         449,080      457,080
      U.S. dollar denominated floating rate debt
        (LIBOR plus 0.65% - 1.40%) due through 2018    1,466,120    1,336,577
      --------------------------------------------------------------------------
                                                       1,915,200    1,793,657
      Less: short-term portion                          (144,451)    (122,519)
      --------------------------------------------------------------------------
                                                       1,770,749    1,671,138
      --------------------------------------------------------------------------

      The outstanding debt as of December 31, 2006 is repayable as follows:

      --------------------------------------------------------------------------
      Year ending December 31,
     (in thousands of $)
      --------------------------------------------------------------------------
      2007                                                            144,451
      2008                                                            143,327
      2009                                                            135,196
      2010                                                            128,899
      2011                                                            603,485
      Thereafter                                                      759,842
      --------------------------------------------------------------------------
      Total debt                                                    1,915,200
      --------------------------------------------------------------------------

      The weighted average interest rate for floating rate debt denominated in U.S. dollars was 5.34% per annum and 4.41% per annum for the years ended December 31, 2006 and December 31, 2005, respectively. These rates take into consideration the effect of related interest rate swaps.

      $1,058.0 million senior secured credit facility

      In February 2005, Ship Finance refinanced its existing $1,058.0 million senior secured credit facility with a new $1,131.4 million secured credit facility discussed in more detail below.

      8.5% Senior Notes due 2013

      On December 15, 2003 the Company issued $580 million of senior notes. Interest on the notes is payable in cash semi-annually in arrears on June 15 and December 15. The notes are not redeemable prior to December 15, 2008 except in certain circumstances. After that date the Company may redeem notes at redemption prices which reduce from 104.25% in 2008 to 100% in 2011 and thereafter.

      In February 2006, the Company entered into a total return bond swap line with a bank for a term of 12 months. The bond swap line has been extended for a period up to August 2009. As of December 31, 2006, the Company held bonds with a principal amount of $52 million under this agreement. In February 2007, the Company entered into an additional bond swap line with a second bank for a term of 12 months. As of June 15, 2007, the Company holds bonds with a principal amount of $52.0 million and $5.0 million respectively under the two bond swap agreements.

      In 2006 and 2005, the Company bought back and cancelled notes with principal amounts of $8.0 million and $73.2 million, respectively. $449.1 million was outstanding at December 31, 2006 (December 31, 2005: $457.1 million).

      $1,131.4 million secured term loan facility

      In February 2005, the Company entered into a $1,131.4 million term loan facility with a syndicate of banks. The proceeds from the facility were used to repay the $1,058.0 million syndicated senior secured credit facility and for general corporate purposes. The facility bears interest at LIBOR plus a margin of 0.70% per annum. The facility is repayable over a term of six years.

      In September 2006, the Company signed an agreement whereby the existing debt facility, which had been partially repaid, was increased by $219.7 million to the original amount of $1,131.4 million. The increase is available on a revolving basis.

      $350.0 million combined senior and junior secured term loan facility

      In June 2005, the Company entered into a combined $350 million senior and junior secured term loan facility with a syndicate of banks. The proceeds from the facility were used to fund the acquisition of five VLCCs. The facility bears interest at LIBOR plus a margin of 0.65% per annum for the senior loan and LIBOR plus a margin of 1.00% per annum for the junior loan. The facility is repayable over a term of seven years.

      $210 million secured term loan facility

      In April 2006, five vessel owning subsidiaries entered into a $210 million secured term loan facility with a syndicate of banks to partly fund the acquisition of five new container vessels. The facility bears interest at LIBOR plus a margin of 1.40% per annum and is repayable over a term of 12 years.

      $165 million secured term loan facility

      In June 2006, the Company's subsidiary Rig Finance Limited ("Rig Finance") entered into a $165 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of the jack up drilling rig West Ceres. The facility currently bears interest at LIBOR plus a margin of 1.15% per annum and is repayable over a term of six years.

      Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants.

      As of December 31, 2006, the Company is in compliance with all of the covenants under its long-term debt facilities.

15.   SHARE CAPITAL AND CONTRIBUTED SURPLUS

      Authorized share capital is as follows:

      -----------------------------------------------------------------------
      (in thousands of $, except share data)                2006         2005
      -----------------------------------------------------------------------
      125,000,000 common shares of $1.00 par
        value each                                       125,000      125,000
      -----------------------------------------------------------------------

      Issued and fully paid share capital is as follows:

      -----------------------------------------------------------------------
      (in thousands of $, except share data)                2006         2005
      -----------------------------------------------------------------------
      72,743,737 common shares of $1.00 par
        value each                                        72,744       73,144
      -----------------------------------------------------------------------

      The Company's common shares are listed on the New York Stock Exchange.

      The Company was formed in October 2003 with an authorized share capital of $12,000, divided into 12,000 common shares of $1.00 par value each. In connection with the partial spin-off from Frontline in May 2004, the authorized share capital was increased to 125,000,000 common shares, of which 73,925,837 were issued and outstanding immediately after the partial spin-off. In July 2004, the Company issued 1,600,000 common shares in a private placement for the price of $15.75 per share. In 2004 the Company repurchased and cancelled 625,000 shares at an average cost of $23.54 per share. In 2005 the Company repurchased and cancelled 1,757,100 shares at an average cost of $18.81 per share. In 2006, the Company repurchased and cancelled 400,000 shares at an average cost of $18.03 per share.

      In connection with the purchase of the Company's original fleet from Frontline in January 2004, Ship Finance received an equity contribution of $525.0 million.

      As each of the Company's vessels acquired from Frontline completes its original charter put in place prior to the acquisition date from Frontline, the finance leases with Frontline become effective for accounting purposes. The Company has accounted for the difference between the historical cost of the vessel transferred to the Company by Frontline at Frontline's historical carrying value, and the net investment in the lease as a deferred deemed equity contribution. The difference is presented as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent finance lease. The deferred deemed equity contribution is amortized as a credit to equity over the life of the new lease arrangement as lease payments are applied to the principal balance of the lease receivable. In the year ended December 31, 2006 the Company has accounted for $30.1 million of such deemed equity contributions (December 31, 2005: $9.2 million).

16.   SHARE OPTION PLAN

      In November 2006, the board of directors approved the Ship Finance International Limited Share Option Scheme (the "Option Scheme"). The Option Scheme permits the board of directors, at its discretion, to grant options to employees and directors of the Company or its subsidiaries. The Option Scheme will expire in November 2016. The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the Company per share in the period from the date of grant until the date the option is exercised, provided the subscription price never shall be reduced below the par value of the share. Options granted under the scheme will vest at a date determined by the board at the date of the grant. The options granted under the plan to date vest over a period of one to three years. There is no maximum number of shares authorized for awards of equity share options, and authorized, unissued shares of Ship Finance International Limited will be used to satisfy exercised options.

      The fair value of each option awarded in 2006 is estimated on the date of the grant using a Black Scholes option valuation model with the following assumptions: risk-free interest rate of 4.74%, volatility of 31%, a dividend yield of 0% and a weighted average expected option term of 3.5 years. The risk-free interest rate was estimated using the interest rate on three year US treasury zero coupon issues. The volatility was estimated using historical share price data. The dividend yield has been estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date. It is assumed that all options granted under the plan will vest.

      The following summarizes share option transactions related to the Option
      Scheme:

      --------------------------------------------------------------------------
      (in thousands, except per share data)           Shares   Exercise Price
      --------------------------------------------------------------------------
      Options outstanding at December 31, 2005            --               --

           Granted                                       150           $22.85
           Exercised                                      --               --
           Cancelled                                      --               --
           Vested                                         --               --
      --------------------------------------------------------------------------
      Options outstanding at December 31, 2006           150           $22.85
      --------------------------------------------------------------------------

      The weighted average grant-date fair value of options granted during 2006 is $6.67 per share.

      As of December 31, 2006, there was $0.95 million in unrecognized compensation cost related to non-vested options granted under the Options Scheme. This cost will be recognized over a weighted average period of 1.5 years.

      In 2007, an additional 10,000 options has been awarded to an employee in accordance with the Option Scheme.

      Share-based bonus

      The employment contract for one employee contains a share-based bonus provision. Under the terms of the contract, the share based bonus is calculated based on the annual increase in the share price of the Company, plus any dividend per share paid, multiplied by a notional share holding of 200,000 shares. Any bonus related to the increase in share price is payable at the end of each calendar year, while any bonus linked to dividend payments is payable on the relevant dividend payment date. The share-based bonus fair value of $1.7 million at December 31, 2006 was recorded as a liability.

17.   RELATED PARTY TRANSACTIONS

      Leasing and service contracts

      As at December 31, 2006, 49 of the Company's vessels were leased to the Frontline Charterers. The jack-up drilling rig, West Ceres is leased to SeaDrill Invest I. These companies are related parties due to common significant shareholdings, held by Hemen Holding Limited and Farahead Investments Inc. (collectively "Hemen").

      The Company has recognized the inception of net investments in finance leases of $1,876.5 million, additions during 2005 of $647.8 million and disposals during 2005 of $106.8 million, and additions during 2006 of $137.0 million and disposals during 2006 of $34 million.

      At December 31, 2006 the balance of net investments in finance leases with the Frontline Charterers was $1,910.4 million (2005: $1,925.4 million) of which $126.9 million (2005: $107.0 million) represents short-term maturities.

      A summary of leasing revenues earned from the Frontline Charterers and SeaDrill Invest I is as follows:

      --------------------------------------------------------------------------
      Payments (in millions of $)                         2006           2005
      --------------------------------------------------------------------------
      Finance lease interest income                      182.6          177.5
      Finance lease service revenue                      106.8           92.3
      Finance lease repayments                           136.8           94.8
      Deemed dividends (net) (see Note 2)                (15.6)         (16.5)

      For each of the vessels leased to the Frontline Charterers, the Company pays a management fee to Frontline Management (Bermuda) Ltd, ("Frontline Management") of $6,500 per day, resulting in expenses of $116.1 million for the year ended December 31, 2006 (2005: $105.2 million, 2004: $94.6 million). The management fees have been classified as ship operating expenses in the consolidated statements of operations. As at December 31, 2006 the Company owes Frontline Management $3.9 million (2005: $0.03 million)

      For the years 2004, 2005 and 2006, the Company paid a fee of $20,000 per year plus $20,000 per vessel per year to Frontline Management for the provision of management and administrative services. The Company paid $1.0 million in 2006 (2005: $1.0 million, 2004: $1.0 million) under this arrangement. These fees have been classified as administrative expenses in the consolidated statements of operations. As at December 31, 2006 the Company owes Frontline Management $3.9 million (2005: $0.03 million)

      The Frontline Charterers pay the Company profit sharing of 20% of their earnings from their use of the Company's fleet above the average daily charter rates each fiscal year. During the year ended December 31, 2006, the Company earned and recognized revenue of $78.9 million (2005: $88.1 million, 2004: $114.9 million) under this arrangement.

      During 2006, and 2007 to date, leases to the Frontline Charterers were cancelled on the following vessels that were agreed sold. Termination fees in respect of each of the sold vessels were agreed paid to Frontline as compensation for the cancellation of these leases to the Frontline Charterers as follows:

                                                              Termination Fee
      Vessel                             Year Sold           (in millions of $)
      --------------------------------------------------------------------------
      Front Tobago                          2006                         9.6
      Front Transporter                     2007                        14.9
      Front Target                          2007                        14.6
      Front Traveller                       2007                        13.6
      Front Granite                         2007                        15.8
      Front Comor                           2007                        13.3
      Front Sunda                           2007                         7.2

      In addition, the VLCC Front Vanadis was re-chartered to an unrelated third party in 2007, whereby the Company agreed to pay a compensation of $13.2 million to Frontline for the cancellation of the lease to the relevant Frontline Charterer.

      As at December 31, 2006 the Company was owed a total of $56.9 million (2005: $80.0 million) by the Frontline Charterers in respect of leasing contracts.

      Purchase and sale of vessels - 2006

      In January 2006, the Company acquired the VLCC Front Tobago from Frontline for consideration of $40.0 million. The vessel was chartered back to Frontline following the structure in place for the other vessels chartered to Frontline. The vessel was subsequently sold to an unrelated third party in December 2006 for approximately $45.0 million.

      In June 2006, the Company purchased the jack up rig West Ceres from SeaDrill Invest I, a wholly owned subsidiary of Seadrill Limited ("Seadrill"), for a total consideration of $210.0 million. Both Seadrill and the Company have common principal shareholders. Upon delivery to the Company the rig was immediately chartered back to SeaDrill Invest I under a 15-year bareboat charter agreement, fully guaranteed by Seadrill. SeaDrill Invest I will have options to buy back the rig after three, five, seven, 10, 12 and 15 years.

      In September 2006, Front Shadow, a wholly owned subsidiary of the Company, acquired the 1997 built Panamax Golden Shadow for $28.4 million from Golden Ocean, a related party. The vessel has been chartered back to Golden Ocean for a period of 10 years. As part of the agreement, Golden Ocean has provided an interest free and non-amortizing seller's credit of $2.6 million. Golden Ocean has been granted fixed purchase options after three, five, seven and 10 years. At the end of the charter, we have an option to sell the vessel back to Golden Ocean at an agreed fixed price of $10.4 million, including the $2.6 million seller's credit.

      In November 2006 the Company announced that it had assumed two newbuilding Suezmax tanker contracts from Frontline. The Suezmax tankers, each 156,000 dwt, will be built at the Jiangsu Rongsheng Heavy Industries Group Co. Ltd. in China for delivery in the first quarter of 2009 and the third quarter of 2009.

      As at December 31, 2006, the Company was owed a total of $6.1 million (2005: $nil) by Frontline as a result of vessel purchases and profit share.

      Also at December 31, 2006 the Company owed a total of $10.4 million to a subsidiary of Frontline in respect of costs incurred on behalf of Frontline in respect of the vessel Front Sunda.

      Purchase and sale of vessels - 2005

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

      In June 2005, the Company acquired three Suezmax tankers from Frontline for total consideration of $92.0 million. The vessels were immediately chartered back to Frontline to replace time charters for three similar vessels whose charters were terminated upon their sale to an unrelated third party.

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

      In June 2005, the Company sold the Suezmax tanker Front Hunter to an unrelated third party as a result of which the charter and management agreements with Frontline relating to this vessel were terminated, and the Company paid Frontline a $3.8 million termination fee. In addition Frontline held a put option to sell a newbuilding VLCC to the Company and charter back at reduced charter rates. In June 2006, the parties agreed to cancel this agreement, and to split the profit in accordance with the profit share agreement (80% to Frontline and 20% to the Company), adjusted for the residual value belonging to the Company. The cancellation of this agreement resulted in a net payment of $16.3 million to Frontline, in addition to the earlier termination payment of $3.8 million. The Company recorded a net gain of $9.0 million in 2006 relating to the sale of the Front Hunter and the cancellation of the option agreement.

18.   FINANCIAL INSTRUMENTS

      Interest rate risk management

      In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has a portfolio of swaps that swap floating rate interest to fixed rate, which from a financial perspective hedge interest rate exposure. The Company does not currently hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are Nordea, Calyon, Deutsche Schiffsbank, HSH Nordbank, Fortis Bank, HBOS, NIBC, Citibank, Scotiabank, DnB NOR and Skandinaviska Enskilda Banken. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote.

      The Company manages its debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. For the purposes of the financial statements, interest rate swaps specific to debt have been included. At December 31, 2006, the Company, or subsidiaries of the Company, had entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

      ----------------------------------------------------------------------------------------------
      (in thousands of $)                       Inception date   Maturity date   Fixed interest rate
      ----------------------------------------------------------------------------------------------
      $50,000                                         Feb 2004        Feb 2009          3.49%
      $100,000                                        Feb 2004        Feb 2009          3.49%
      $50,000                                         Feb 2004        Feb 2009          3.35%
      $50,000                                         Feb 2004        Feb 2009          3.49%
      $50,000                                         Feb 2004        Feb 2009          3.35%
      $50,000                                         Feb 2004        Feb 2009          3.35%
      $50,000                                         Feb 2004        Feb 2009          3.37%
      $25,000                                         Feb 2004        Feb 2009          3.32%
      $25,000                                         Feb 2004        Feb 2009          3.32%
      $25,000                                         Feb 2004        Feb 2009          3.33%
      $25,000                                         Feb 2004        Feb 2009          3.32%
      $15,919 (reducing monthly to $10,294)           Feb 2004        Aug 2008          6.24%
      $14,849 (reducing monthly to $8,763)            Feb 2004        Aug 2008          6.24%
      $41,588 (reducing quarterly to $19,647)         Apr 2006        Nov 2018          5.64%
      $41,588 (reducing quarterly to $19,654)         Apr 2006        Mar 2019          5.65%
      $41,588 (reducing quarterly to $19,654)         Apr 2006        Apr 2019          5.65%
      $41,588 (reducing quarterly to $19,657)         Apr 2006        Apr 2019          5.65%
      $41,588 (reducing quarterly to $19,657)         Apr 2006        May 2019          5.65%

      As at December 31, 2006, the notional principal amounts subject to such swap agreements was $738.7 million (2005: $568.3 million).

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

      At December 31, 2006, the Company was not party to any forward freight contracts or futures contracts.

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

      Fair Values

      The carrying value and estimated fair value of the Company's financial instruments at December 31, 2006 and 2005 are as follows:

      --------------------------------------------------------------------------------------------
                                                 2006          2006             2005          2005
      (in thousands of $)              Carrying value    Fair value   Carrying value    Fair value
      --------------------------------------------------------------------------------------------
      Non-derivatives:
      Cash and cash equivalents                64,569        64,569           32,857        32,857
      Restricted cash                          12,937        12,937            1,575         1,575
      Floating rate debt                    1,466,120     1,466,120        1,336,577     1,336,577
      8.5% Senior Notes due 2013              449,080       448,799          457,080       427,370
      Derivatives:
      Interest rate swap contracts -
      amounts receivable                       17,807        17,807           19,563        19,563
      Interest rate swap contracts -
      amounts payable                           8,743         8,743            1,196         1,196
      Bond swap contract - amounts
      receivable                                2,931         2,931               --            --

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

      The fair value of the bond swap is estimated by taking into account the cost of entering into the bond swap to offset the Company's outstanding bond swap.

      Concentrations of risk

      There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Skandinaviska Enskilda Banken, DnB NOR, Fortis Bank and Nordea. However, the Company believes this risk is remote as these banks are high credit quality financial institutions.

      During the years ended December 31, 2006, and 2005 one customer, Frontline, accounted for more than 80% of our consolidated operating revenues.

19.   COMMITMENTS AND CONTINGENT LIABILITIES

      Assets Pledged

      -------------------------------------------------------------
      (in thousands of $)                                      2006
      -------------------------------------------------------------
      Ship mortgages                                      2,427,060

      Guarantees

      In June 2006, the Company's wholly owned subsidiary Rig Finance entered into a $165 million secured term loan facility. The Company guarantees $10 million of this debt.

      In September 2006, the Company's wholly owned subsidiary Front Shadow entered into a $22.7 million term loan facility. The Company guarantees $2.1 million of this debt.

      In February 2007, the Company's wholly owned subsidiary Rig Finance II Limited ("Rig Finance II") entered into a $170 million pre-and post-delivery secured term loan facility.

      The Company has provided a guarantee for $30.0 million of this debt until delivery of the rig and $20 million thereafter.

      In March 2007, three of the Company's wholly owned subsidiaries entered into a $120.0 million term loan facility. The Company guarantees $48.5 million under this facility until the vessels are delivered (expected
      2008) and $30 million of the outstanding debt thereafter.

      Other Contractual Commitments

      The Company has arranged insurance for the legal liability risks for its shipping activities with Assuranceforeningen SKULD, Assuranceforeningen Gard Gjensidig and Britannia Steam Ship Insurance Association Limited, all mutual protection and indemnity associations. On certain of the vessels insured, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

      In the ordinary course of the shipping business various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company's vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company's results from operations or financial condition.

      At December 31, 2006 the Company had contractual commitments under newbuilding contracts and vessel acquisition agreements totaling $362.5 million.

20.   SUBSEQUENT EVENTS

      On January 8, 2007, the Company announced the sale of the single hull Suezmax tanker Front Transporter for a gross sales price of $38 million. The Company has agreed to pay Frontline $14.9 million for termination of the charter. The ship was delivered to the new owner on March 22, 2007.

      On January 12, 2007, the Company announced that it had entered into an agreement with SeaDrill Invest II Ltd. ("SeaDrill Invest II"), a wholly owned subsidiary of Seadrill to acquire the newbuilding jack-up drilling rig West Prospero. The purchase price was agreed at $210 million and expected delivery from Keppel Fels in Singapore is at the end of June 2007. Upon delivery, the rig will be bareboat chartered back to SeaDrill Invest II for a period of 15 years, fully guaranteed by Seadrill. SeaDrill Invest II has been granted several fixed price purchase options with the first one being three years after the commencement of the charter for $142 million and the last one at the end of the charter for $60 million.

      On January 12, 2007, the Company announced the appointment of Mr. Svein Aaser to the Board of Directors.

      On January 18, 2007, the Company announced the sale of five single hull Suezmax tankers: Front Comor, Front Granite, Front Target, Front Traveller and Front Sunda to Frontline for a gross sales price of $183.7 million. The Company received a net amount of $119.2 million in March 2007, after compensation of $64.5 million to Frontline for termination of the charters.

      On February 6, 2007, the Company announced the acquisition of two newbuilding Capesize drybulk vessels from Golden Ocean for a price of $160 million. The vessels are expected to be delivered from Daehan Shipbuilding Co. Ltd. in the fourth quarter of 2008 and the first quarter of 2009. Upon delivery, the vessels will commence 15 year bareboat charters back to Golden Ocean. Golden Ocean has been granted fixed price purchase options for each of the vessels after five, 10 and 15 years from commencement of the relevant charters at $61 million, $44 million and $24 million, respectively.

      On February 27, 2007, the Board of Ship Finance declared a dividend of $0.54 per share which was paid on March 22, 2007.

      On March 15, 2007, the Company announced the re-chartering of the single hull VLCC Front Vanadis to an unrelated third party in the form of a hire-purchase agreement. The vessel will be chartered out for 3.5 years, with a purchase obligation by the charterer at the end of the charter period. The charterer paid a gross upfront payment of $12.5 million and the purchase obligation at the end of the charter is $3 million. In addition, the charterer will have quarterly purchase options during the charter, starting at $27.9 million, and reducing gradually over the term of the charter. The Company has agreed to pay a compensation payment of approximately $13.2 million to Frontline for the termination of the previous charter. Delivery to the charterer took place in May 2007.

      On March 20, 2007, the Company announced the acquisition of three newbuilding seismic vessels, including complete seismic equipment from SCAN Geophysical ASA ("SCAN") for a price of $210 million. The vessels will be constructed at the ABG Shipyard in India and delivery is expected in 2008. Upon delivery the vessels will commence 12 year bareboat charters to SCAN. SCAN has been granted fixed purchase options for each of the vessels after six, 10 and 12 years from commencement of the relevant charters at $20 million, $14 million and $9 million, respectively. The Company will finance the transaction by a senior loan facility of $120 million and an equity contribution of $30 million. SCAN will provide a non-interest bearing seller's credit of $60 million.

      On May 30, 2007, the Board of Ship Finance declared a dividend of $0.55 per share which was paid on June 21, 2007.

      On June 14, 2007, the Company announced that it had signed shipbuilding contracts for a total of five container vessels with scheduled delivery in 2010. Two 2,500 TEU container vessels will be built at Jiangsu Yangzijiang Shipbuilding Co. Ltd., China and three 1,700 TEU container vessels will be built at Guangzhou Wenchong Shipyard Co. Ltd., China. The aggregate construction cost for the five vessels will be approximately $190 million. The new vessels will be marketed for medium to long-term charter contracts.