Form 20-F
Ship Finance International LTD
filed 2008-03-17
CIK 1289877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended	December 31, 2007

OR
☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from
Commission file number	0-22704

Ship Finance International Limited
(Exact name of Registrant as specified in its charter)

Ship Finance International Limited
(Translation of Registrant’s name into English)

Bermuda
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

72,743,737 Common Shares, $1.00 Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ Yes  ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes  ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes  ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer (Do not check if a smaller reporting company) ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☐ Item 17  ☒ Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
☐ Yes  ☒ No

i

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charterhire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and world wide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

 ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.	KEY INFORMATION

Throughout this report, the “Company”, “we”, “us” and “our” all refer to Ship Finance International Limited and its subsidiaries (“Ship Finance”). We use the term deadweight ton, or dwt, in describing the size of the vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to “USD,” “US$” and “$” in this report are to, and amounts are presented in, U.S. dollars.

A. SELECTED FINANCIAL DATA

The selected income statement and cash flow statement data of the Company with respect to the fiscal years ended December 31 2007, 2006, and 2005 and the selected balance sheet data of the Company with respect to the fiscal years ended December 31 2007 and 2006 have been derived from the Company’s Consolidated Financial Statements included in Item 18 of this annual report, prepared in accordance with United States generally accepted accounting principles.

The selected income statement and cash flow statement data for the fiscal years ended December 31 2004 and 2003 and the selected balance sheet data for the fiscal years ended December 31 2005, 2004 and 2003 have been derived from consolidated financial statements of the Company and predecessor combined carve-out statements not included herein.  The following table should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” and the Company’s Consolidated Financial Statements and Notes thereto included herein.

	Year Ended December 31				Predecessor combined carve-out Year ended December 31
	2007	2006	2005	2004	2003
	(in thousands of dollars except common share and per share data)
Income Statement Data:

Total operating revenues	398,792	424,658	437,510	492,069	695,068
Net operating income	304,881	293,697	300,662	347,157	348,816
Net income	167,707	180,798	209,546	262,659	334,812
Earnings per share, basic	$2.31	$2.48	$2.84	$3.52	$4.53
Earnings per share, diluted	$2.30	$2.48	$2.84	$3.52	$4.53
Cash dividends paid	159,335	149,123	148,863	78,905	n/a
Cash dividend paid per share	$2.19	$2.05	$2.00	$1.05	n/a
Balance Sheet Data (at end of period):
Cash and cash equivalents	78,255	64,569	32,857	29,193	26,519
Vessels and equipment, net	629,503	246,549	315,220	236,305	1,863,504
Investment in finance leases (including current portion)	2,142,390	2,109,183	1,925,354	1,718,642	-
Total assets	2,950,028	2,553,677	2,393,913	2,152,937	2,156,348
Long term debt (including current portion)	2,269,994	1,915,200	1,793,657	1,478,894	991,610
Share capital	72,744	72,744	73,144	74,901	n/a
Stockholders’ equity	614,477	600,530	561,522	660,982	822,026
Common shares outstanding	72,743,737	72,743,737	73,143,737	74,900,837	n/a
Weighted average common shares outstanding (1)	72,743,737	72,764,287	73,904,465	74,610,946	n/a
Cash Flow Data:
Cash provided by operating activities	202,416	210,160	280,834	178,528	415,523
Cash provided by (used in) investing activities	(378,777)	(127,369)	(269,573)	76,948	(51,632)
Cash provided by (used in) financing activities	190,047	(51,079)	(7,597)	(226,283)	(358,006)

(1) For all periods presented prior to June 16 2004, per share amounts are based on a denominator of 73,925,837 common shares outstanding, which is the number of issued common shares outstanding on June 16 2004, the date that the Company’s shares were partially spun off. The Company’s shares were listed on the New York Stock Exchange on June 17, 2004.

 B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D. RISK FACTORS

Our assets are primarily engaged in transporting crude oil and oil products, drybulk and containerized cargos, and in offshore drilling and related activities. The following summarizes some of the risks that may materially affect our business, financial condition or results of operations.  Unless otherwise indicated in this Annual Report on Form 20-F, all information concerning our business and our assets is as of March 11 2008.

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

Factors that influence demand for vessel capacity include:

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;
•	changes in the production of energy resources, commodities, semi-finished and finished consumer and industrial products;
•	the location of regional and global production and manufacturing facilities;
•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;
•	the globalization of production and manufacturing;
•	global and regional economic and political conditions;
•	developments in international trade;
•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;
•	environmental and other regulatory developments;
•	currency exchange rates; and
•	weather.

Factors that influence supply of vessel capacity include:

•	the number of newbuilding deliveries;
•	the scrapping rate of older vessels;
•	the price of steel and vessel equipment;
•	changes in environmental and other regulations that may limit the useful lives of vessels;
•	the number of vessels that are out of service; and
•	port or canal congestion.

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

Our fleet includes nine non-double hull tankers.

The United States, the European Union and the International Maritime Organization (“IMO”) have all imposed limits or prohibitions on the use of these types of tankers in specified markets after certain target dates, depending on certain factors such as the size of the vessel and the type of cargo.  In the case of our non-double hull tankers, these phase out dates range from 2010 to 2015.  As of April 15 2005 the Marine Environmental Protection Committee of the IMO has amended the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of certain categories of non-double hull tankers, including the types of vessels in our fleet, from 2015 to 2010 unless the relevant flag states extend the date.

This change could result in some or all of our non-double hull tankers being unable to trade in many markets after 2010. In addition, non-double hull tankers are likely to be chartered less frequently and at lower rates. Additional regulations may be adopted in the future that could further adversely affect the useful lives of our non-double hull tankers, as well as our ability to generate income from them.

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

The market supply of container vessels has been increasing, and the number of container vessels on order is at an historic high. An over-supply of container vessel capacity may result in a reduction of charter hire rates. If such a reduction occurs, the value of our container vessels may decrease and, under certain circumstances, affect the ability of our customers who charter our container vessels to make charterhire payments to us.  This and other factors affecting the supply and demand for container vessels and the supply and demand for products shipped in containers are outside our control and the nature, timing and degree of changes in the industry may affect the ability of our charterers to make charterhire payments to us.

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

Since the events of September 11 2001, U.S. authorities have significantly increased the levels of inspection for all imported containers. Government investment in non-intrusive container scanning technology has grown, and there is interest in electronic monitoring technology, including so-called “e-seals” and “smart” containers that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

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

Our drill rig business depends on the level of activity in oil and gas exploration, development and production in market sectors worldwide, with the U.S. and international offshore areas being our primary market sectors. Oil and gas prices and market expectations of potential changes in these prices significantly affect this level of activity. However, higher commodity prices do not necessarily translate into increased drilling activity since our customers' expectations of future commodity prices typically drive demand for our rigs. Also, increased competition for our customers’ drilling budgets could come from, among other areas, land based energy markets in Africa, Russia, other former Soviet Union states, the Middle East and Alaska. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments also affect our customers’ drilling campaigns. Worldwide military, political and economic events have contributed to oil and gas price volatility and are likely to do so in the future. Oil and gas prices are extremely volatile and are affected by numerous factors, including the following:

•	worldwide demand for oil and gas;
•	the ability of OPEC to set and maintain production levels and pricing;
•	the level of production in non-OPEC countries;
•	the policies of various governments regarding exploration and development of their oil and gas reserves;
•	the development and implementation of policies to increase the use of renewable energy
•	advances in exploration and development technology; and
•
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

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred.  Through the agreements with our vessel managers, we procure insurance for most of the vessels in our fleet employed under time charters against those risks that we believe the shipping industry commonly insures against. These insurances include marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks and crew insurances, and war risk insurance.  Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per tanker per occurrence.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages.  In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings.  The arrest or attachment of one or more of our vessels could interrupt the cash flow of the charterer and/or the Company and require us to pay a significant amount of money to have the arrest lifted.  In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against vessels in our fleet managed by our vessel managers for claims relating to another vessel managed by that manager.

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

In general, the costs to maintain a vessel in good operating condition increase as the vessel ages.  Due to improvements in engine technology, older vessels are typically less fuel-efficient than more recently constructed vessels.  Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

There are risks associated with the purchase and operation of second-hand vessels.

Our current business strategy includes additional growth through the acquisition of both newbuildings and second-hand vessels.  Although we generally inspect second-hand vessels prior to purchase, this does not normally provide us with the same knowledge about the vessels’ condition that we would have had if such vessels had been built for and operated exclusively by us.  Therefore, our future operating results could be negatively affected if some of the vessels do not perform as we expect.  Also, we do not receive the benefit of warranties from the builders if the vessels we buy are older than one year.

Risks relating to our Company

We depend on our charterers and principally the Frontline Charterers for our operating cash flows and for our ability to pay dividends to our shareholders.

Most of the tanker vessels and oil/bulk/ore carriers (“OBOs”) in our fleet are chartered to Frontline Shipping Limited and Frontline Shipping II Limited (the “Frontline Charterers”), subsidiaries of Frontline Ltd (“Frontline”).  Our other vessels that have charters attached to them are chartered to other customers under medium to long-term time and bareboat charters, except one which is on a short-term time charter until October 2008.

The charter hire payments that we receive from our customers constitute substantially all of our operating cash flows.  The Frontline Charterers have no business or sources of funds other than those related to the chartering of our tanker fleet to third parties.

Frontline Shipping Limited (“Frontline Shipping”) and Frontline Shipping II Limited (“Frontline Shipping II”) are, at March 11 2008, capitalized with $186 and $35 million, respectively, which serves to support the Frontline Charterers’ obligations to make charterhire payments to us.  The capitalization of Frontline Shipping will upon cancellation of the charter for Front Sabang be reduced from $186 million to $181 million. Neither Frontline nor any of its affiliates guarantees the payment of charterhire or is obligated to contribute additional capital to the Frontline Charterers at any time.  Although there are restrictions on the Frontline Charterers’ rights to use their cash to pay dividends or make other distributions, at any given time their available cash may be diminished or exhausted, and the Frontline Charterers may be unable to make charterhire payments to us.  If the Frontline Charterers or any of our other charterers are unable to make charterhire payments to us, our results of operations and financial condition will be materially adversely affected and we may not have cash available to pay debt service or for distributions to our shareholders.

The amount of the profit sharing payment we receive under our charters with the Frontline Charterers, if any, and our ability to pay our ordinary quarterly dividend, may depend on prevailing spot market rates, which are volatile.

Most of our tanker vessels and our OBOs operate under time charters to the Frontline Charterers.  These charter contracts provide for base charterhire and additional profit sharing payments when the Frontline Charterers’ earnings from deploying our vessels exceed certain levels.  The majority of our vessels chartered to the Frontline Charterers are sub-chartered by the Frontline Charterers in the spot market, which is subject to greater volatility than the long-term time charter market.  Accordingly, the amount of profit sharing payments that we receive, if any, is primarily dependant on the strength of the spot market and we cannot assure you that we will receive any profit sharing payments for any periods in the future.  Furthermore, our quarterly dividend may depend on the Company receiving profit sharing payments or require that we continue to expand our fleet, so that in either case we receive cash flows in addition to the cash flows we receive from our base charterhire from the Frontline Charterers and charter payments from other customers.  As a result, we cannot assure you that we will continue to pay quarterly dividends.

Volatility in the international shipping and offshore markets may cause our customers to be unable to pay charterhire to us.

Our customers are subject to volatility in the shipping market that affects their ability to operate the vessels they charter from us at a profit.  Our customers’ successful operation of our vessels and rigs in the charter market will depend on, among other things, their ability to obtain profitable charters.  We cannot assure you that future charters will be available to our customers at rates sufficient to enable them to meet their obligations to make charterhire payments to us.  As a result, our revenues and results of operations may be adversely affected.  These factors include:

•	global and regional economic and political conditions;

•	supply and demand for oil and refined petroleum products, which is affected by, among other things, competition from alternative sources of energy;

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;

•	environmental concerns and regulations;

•	weather;

•	the number of newbuilding deliveries;

•	the phase-out of non-double hull tankers from certain markets pursuant to national and international laws and regulations;

•	the scrapping rate of older vessels; and

•	changes in production of crude oil, particularly by OPEC and other key producers.

Tanker charter rates also tend to be subject to seasonal variations, with demand (and therefore charter rates) normally higher in winter months in the northern hemisphere.

We depend on directors who are associated with affiliated companies which may create conflicts of interest.

Currently, two of our directors, Tor Olav Trøim and Kate Blankenship, are also directors of Frontline, Golden Ocean Group Limited (“Golden Ocean”), and Seadrill Limited (“Seadrill”).  These companies and also Deep Sea Supply Plc (“Deep Sea”) are indirectly controlled by John Fredriksen, who also controls our principal shareholders Hemen Holding Limited and Farahead Investments Inc (hereafter jointly referred to as “Hemen”). These two directors owe fiduciary duties to the shareholders of each company and may have conflicts of interest in matters involving or affecting us and our customers.  In addition, due to their ownership of Frontline, Golden Ocean, Deep Sea or Seadrill common shares, they may have conflicts of interest when faced with decisions that could have different implications for Frontline, Golden Ocean, Deep Sea or Seadrill than they do for us. We cannot assure you that any of these conflicts of interest will be resolved in our favor.

The agreements between us and affiliates of Hemen may be less favorable to us than agreements that we could obtain from unaffiliated third parties.

The charters, management agreements, the charter ancillary agreements and the other contractual agreements we have with companies affiliated with Hemen were made in the context of an affiliated relationship and were not necessarily negotiated in arm’s-length transactions.  The negotiation of these agreements may have resulted in prices and other terms that are less favorable to us than terms we might have obtained in arm’s-length negotiations with unaffiliated third parties for similar services.

Hemen and its associated companies’ business activities may conflict with ours.

While Frontline has agreed to cause the Frontline Charterers to use their commercial best efforts to employ our vessels on market terms and not to give preferential treatment in the marketing of any other vessels owned or managed by Frontline or its other affiliates, it is possible that conflicts of interests in this regard will adversely affect us.  Under our charter ancillary agreements with the Frontline Charterers and Frontline, we are entitled to receive annual profit sharing payments to the extent that the average time daily charter equivalent, or TCE, rates realized by the Frontline Charterers exceed specified levels.  Because Frontline also owns or manages other vessels in addition to our fleet, which are not included in the profit sharing calculation, conflicts of interest may arise between us and Frontline in the allocation of chartering opportunities that could limit our fleet’s earnings and reduce the profit sharing payments or charterhire due under our charters.

Our shareholders must rely on us to enforce our rights against our contract counterparties.

Holders of our common shares and other securities have no direct right to enforce the obligations of the Frontline Charterers, Frontline Management (Bermuda) Ltd. (“Frontline Management”), Frontline, Golden Ocean, Deep Sea and Seadrill or any of our other customers under the charters, or any of the other agreements to which we are party, including our management agreement with Frontline Management.  Accordingly, if any of those counterparties were to breach their obligations to us under any of these agreements, our shareholders would have to rely on us to pursue our remedies against those counterparties.

There is a risk that United States tax authorities could treat us as a “passive foreign investment company,” which would have adverse United States federal income tax consequences to United States holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.”  For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute “passive income.”

United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Under these rules, we should not be considered to be a PFIC if our income from our time charters is considered to be income for the performance of services, but we will be considered to be a PFIC if such income is considered to be rental income. We have received an opinion from our counsel, Seward & Kissel LLP, that it is more likely than not that our income from time charters will not be treated as passive income for purposes of determining whether we are a PFIC.  Based on this opinion and our current method of operations, we do not believe we are, nor do we expect to become, a PFIC with respect to any taxable year.  Our belief and the opinion are based principally upon the positions that (1) time and voyage charter income constitutes services income, rather than rental income and (2) Frontline Management, which provides services to most of our time-chartered vessels, will be respected as a separate entity from the Frontline Charterers, with which it is affiliated.

There is no direct legal authority under the PFIC rules addressing our proposed method of operation.  In particular, there is no legal authority addressing the situation where the charterer of a majority of the vessels in a company’s fleet is affiliated with the technical management provider for a majority of the company’s vessels.  Accordingly, no assurance can be given that the Internal Revenue Service (“IRS”) or a court of law will accept our position, and there is a significant risk that the IRS or a court of law could determine that we are a PFIC.  Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations were to change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States tax consequences.  For example, U.S. non-corporate shareholders would not be eligible for the 15% maximum tax rate on dividends that we pay, and other adverse tax consequences may arise.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986 (“the Code”), 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.

We expect that we and each of our subsidiaries qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source income.  For example, Hemen owned 41.4% of our outstanding stock at March 11 2008.  There is therefore a risk that we could no longer qualify for exemption under Code Section 883 for a particular taxable year if other shareholders with a five percent or greater interest in our stock were, in combination with Hemen, to own 50% or more of our outstanding shares of our stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we, or our subsidiaries, are not entitled to exemption under Section 883 of the Code for any taxable year, we, or our subsidiaries, could be subject for those years to an effective 4% United States federal income tax on the gross shipping income these companies derive during the year that are attributable to the transport of cargoes to or from the United States.  The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

Our Liberian subsidiaries may not be exempt from Liberian taxation, which would materially reduce our Liberian subsidiaries’, and consequently our, net income and cash flow by the amount of the applicable tax.

The Republic of Liberia enacted an income tax law generally effective as of January 1 2001 (“the New Act”) which repealed, in its entirety, the prior income tax law in effect since 1977, pursuant to which our Liberian subsidiaries, as non-resident domestic corporations, were wholly exempt from Liberian tax.

In 2004 the Liberian Ministry of Finance issued regulations (“the New Regulations”) pursuant to which a non-resident domestic corporation engaged in international shipping, such as our Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1 2001.  In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance.  Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from tax as under prior law.

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

If any of our charters terminate, we may not be able to re-charter those vessels on a long-term basis with terms similar to the terms of our existing charters, or at all.  While the terms of our current charters for our tanker vessels to the Frontline Charterers end between 2013 and 2027, the Frontline Charterers have the option to terminate the charters of our non-double hull tanker vessels from 2010.

Apart from the Front Vanadis and Front Sabang which are both subject to three and a half year hire-purchase contracts scheduled to expire in November 2010 and October 2011, respectively, and the Montemar Europa, which is on a charter due to expire in October 2008, the vessels in our fleet that have charters attached to them are generally contracted to expire between five and 19 years. However, we have granted some of our charterers purchase options that, if exercised, may effectively terminate our charters with these customers earlier.  One or more of the charters with respect to our vessels may also terminate in the event of a requisition for title or a loss of a vessel.

In addition, under our vessel management agreements with Frontline Management, for a fixed management fee Frontline Management is responsible for all of the technical and operational management of the vessels chartered by the Frontline Charterers, and will indemnify us against certain loss of hire and various other liabilities relating to the operation of these vessels.  We may terminate our management agreements with Frontline Management for any reason at any time on 90 days’ notice or that agreement may be terminated if the relevant charter is terminated.  We expect to acquire additional vessels in the future and we cannot assure you that we will be able to enter into similar fixed price management agreements with Frontline Management or another third party manager for those vessels.

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

As at March 11 2008, we have entered into agreements to acquire two additional Suezmax tankers, two Capesize drybulk carriers, five additional container vessels, three seismic vessels and two chemical tankers.  A delay in the delivery of any of these vessels or the failure of the contract counterparty to deliver any of these vessels could cause us to breach our obligations under related charter and financing agreements that we have entered into, and could adversely affect our revenues and results of operations.  In addition, an acceptance of any of these vessels with substantial defects could have similar consequences.

Certain of our vessels are subject to purchase options held by the charterer of the vessel, which, if exercised, could reduce the size of our fleet and reduce our future revenues.

The market values of our vessels, which are currently at near historically high levels, are expected to change from time to time depending on a number of factors, including general economic and market conditions affecting the shipping industry, competition, cost of vessel construction, governmental or other regulations, prevailing levels of charter rates, and technological changes. We have granted fixed price purchase options to certain of our customers with respect to the vessels they have chartered from us, and these prices may be less than the respective vessel’s market value at the time the option is exercised.  In addition, we may not be able to obtain a replacement vessel for the price at which we sell the vessel.  In such a case, we could incur a loss and a reduction in earnings.

We may incur losses when we sell vessels, which may adversely affect our earnings.

During the period a vessel is subject to a charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterers’ agreement. On the other hand, if the charterers were to default under the charters due to adverse market conditions, causing a termination of the charters, it is likely that the fair market value of our vessels would also be depressed.  If we were to sell a vessel at a time when vessel prices have fallen, we could incur a loss and a reduction in earnings.

An increase in interest rates could materially and adversely affect our financial performance.

As of December 31 2007, we had approximately $1.8 billion in floating rate debt outstanding under our credit facilities.  Although we use interest rate swaps to manage our interest rate exposure and have interest rate adjustment clauses in some of our chartering agreements, we are exposed to fluctuations in the interest rates. For a portion of our floating rate debt, if interest rates rise, interest payments on our floating rate debt that we have not swapped into effectively fixed rates would increase.

As of December 31 2007, we have entered into interest rate swaps to fix the interest on $884 million of our outstanding indebtedness.  In addition we had entered into total return bond swaps in respect of $122 million of our 8.5% senior notes as of December 31 2007.  The total return bond swaps effectively translate the underlying principal amount into floating rate debt.

An increase in interest rates could cause us to incur additional costs associated with our debt service, which may materially and adversely affect our results of operations.  For example, our net income for the year ended December 31 2007 was reduced by a $14 million unrealized loss, representing the net change in the fair value of these interest rate swaps.  Our maximum exposure to interest rate fluctuations on our outstanding debt and our outstanding total return bond swaps at December 31 2007 was $1,059 million.  A one percent change in interest rates would at most increase or decrease interest expense by $10.6 million per year as of December 31 2007.  The maximum figure does not take into account that certain of our charter contracts include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on the outstanding debt related to the assets on charter.  At December 31 2007, $280 million of our floating rate debt was subject to such interest adjustment clauses.

We may have difficulty managing our planned growth properly.

Since our original acquisitions from Frontline we have expanded and diversified our fleet, and we are performing certain administrative services through a wholly owned subsidiary company that were previously contracted to Frontline.

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

We have significant indebtedness outstanding under our senior notes. We have also entered into loan facilities that we have used to refinance existing indebtedness and to acquire additional vessels.  We may need to refinance some or all of our indebtedness on maturity of our senior notes or loan facilities and to acquire additional vessels in the future.  We cannot assure you we will be able to do so on terms that are acceptable to us or at all.  If we cannot refinance our indebtedness, we will have to dedicate some or all of our cash flows, and we may be required to sell some of our assets, to pay the principal and interest on our indebtedness.  In such a case, we may not be able to pay dividends to our shareholders and may not be able to grow our fleet as planned.  We may also incur additional debt in the future.

Our loan facilities and the indenture for our senior notes subject us to limitations on our business and future financing activities, including:

•	limitations on the incurrence of additional indebtedness, including issuance of additional guarantees;

•	limitations on incurrence of liens;

•	limitations on our ability to pay dividends and make other distributions; and

•	limitations on our ability to renegotiate or amend our charters, management agreements and other material agreements.

Further, our loan facilities contain financial covenants that require us to, among other things:

•
provide additional security under the loan facility or prepay an amount of the loan facility as necessary to maintain the fair market value of our vessels securing the loan facility at not less than specified percentages (ranging from 100% to 140%) of the principal amount outstanding under the loan facility;

•	maintain available cash on a consolidated basis of not less than $25 million;

•	maintain positive working capital on a consolidated basis; and

•	maintain a ratio of shareholder equity to total assets of not less than 20%.

Under the terms of our loan facilities, we may not make distributions to our shareholders if we do not satisfy these covenants or receive waivers from the lenders.  We cannot assure you that we will be able to satisfy these covenants in the future.

Due to these restrictions, we may need to seek permission from our lenders in order to engage in some corporate actions.  Our lenders’ interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders’ permission when needed.  This may prevent us from taking actions that are in our best interest.

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

We have entered into a total return swap transaction in respect of our shares and a decrease in our share price could adversely affect our financial results.

In October 2007 the Board of Directors of the Company approved a share repurchase program of up to seven million shares. Initially the program is to be financed through the use of Total Return Swaps (“TRS”) indexed to the Company’s own shares and maturing within 12 months. Under the arrangements the counterparty acquires shares in the Company, and the Company carries the risk of fluctuations in the share price of the acquired shares. The settlement amount for each TRS transaction will be (A) the proceeds on sale of the shares plus all dividends received by the counterparty while holding the shares, less (B) the cost of purchasing the shares and the counterparty’s financing costs. Settlement will be either a payment from or to the counterparty, depending on whether A is more or less than B. The fair value of each TRS is recognized as an asset or liability, with the changes in fair values recognized in the consolidated statement of operations. As at March 11 2008 approximately 692,000 of our shares were held under this arrangement. Should our share price fall materially below the level at which the shares were acquired the TRS mark to market valuations could adversely affect our results.

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

Our major shareholder, Hemen, may be able to influence us, including the outcome of shareholder votes with interests that may be different from yours.

As of March 11 2008, Hemen owned approximately 41.4% of our outstanding common shares.  As a result of its ownership of our common shares, Hemen may influence our business, including the outcome of any vote of our shareholders.  Hemen also currently beneficially owns substantial stakes in Frontline, Golden Ocean, Seadrill and Deep Sea.  The interests of Hemen may be different from your interests.

Investor confidence and the market price of our common stock may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, which requires us to include in our annual report on Form 20-F our management’s report on, and assessment of the effectiveness of, our internal controls over financial reporting. In addition, first effective in this Annual Report for the fiscal year ended December 31 2007, our independent registered public accounting firm is required to attest to the effectiveness of our internal controls over financial reporting. If we fail to maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our common stock. We believe the total cost of our initial compliance and the future ongoing costs of complying with these requirements may be substantial.

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

We operate through subsidiaries and partnerships located in Bermuda, Cyprus, Liberia, Norway, Delaware, Singapore and the Marshall Islands.

We are an international ship owning company with one of the largest asset bases across the maritime and offshore industries. Our assets currently consist of 33 oil tankers, eight OBOs currently configured to carry drybulk cargo, one drybulk carrier, eight container vessels, two jack-up drilling rigs and six offshore supply vessels.

Additionally we have contracted to purchase the following vessels:

•	three newbuilding seismic vessels, scheduled for delivery in 2008-09;

•	two newbuilding Capesize drybulk carriers, scheduled for delivery in 2008-09;

•	two newbuilding Suezmax oil tankers, scheduled for delivery in 2009;

•	five newbuilding container vessels, scheduled for delivery in 2010; and

•	two newbuilding chemical tankers, scheduled for delivery in 2008

We have secured charter arrangements for each of our new acquisitions apart from the two Suezmax tankers and the five container vessels, which we are currently marketing for medium to long-term employment.

Our customers currently include Frontline, Horizon Lines Inc. (“Horizon Lines”), Golden Ocean, Seadrill, SCAN Geophysical ASA (“SCAN”), Taiwan Maritime Transportation Co. Ltd. (“TMT”), Bryggen Shipping & Trading AS (“Bryggen”), Heung-A Shipping Co. Ltd. (“Heung-A”), Deep Sea and Compania Sud Americana de Vapores (“CSAV”).  Existing charters for most of our vessels range from five to 19 years, providing us with significant, stable base cash flows and high asset utilization.  Some of our charters include purchase options on behalf of the charterer, which if exercised would reduce our remaining charter coverage and contracted cash flow.

Our primary objective is to continue to grow our business through accretive acquisitions across a diverse range of marine and offshore asset classes, in order to increase our dividend per share. In doing so, our strategy is to generate stable and increasing cash flows by chartering our assets under medium to long-term bareboat or time charters.

History of the Company

We were formed in 2003 as a wholly owned subsidiary of Frontline, which is one of the largest owners and operators of large crude oil tankers in the world. On May 28 2004 Frontline announced the distribution of 25% of our common shares to its ordinary shareholders in a partial spin off, and our common shares commenced trading on the New York Stock Exchange under the ticker symbol “SFL” on June 17 2004. Frontline subsequently made six further dividends of our shares to its shareholders, including the final distribution in March 2007. Frontline’s ownership in our Company is now less than one per cent.

Pursuant to an agreement entered into in December 2003, we purchased from Frontline, effective January 2004, a fleet of 47 vessels, comprising 23 Very Large Crude Carriers (“VLCCs”), including an option to acquire one VLCC, 16 Suezmax tankers and eight OBOs.

Since January 1 2005 we have diversified our asset base from the initial two asset types - crude oil tankers and OBOs - to eight asset types, now including container vessels, drybulk carriers, chemical tankers, jack-up drilling rigs, seismic vessels and offshore supply vessels.

During 2006 and 2007 we have reduced our non-double hull tanker fleet from 18 vessels to nine vessels including the VLCCs Front Vanadis and Front Sabang, which we have sold on hire-purchase terms scheduled to expire in November 2010 and October 2011, respectively.

Most of our oil tankers and OBOs are chartered to the Frontline Charterers under longer term time charters that have remaining terms that range from five to 19 years. The Frontline Charterers, in turn, charter our vessels to third parties. The daily base charter rates payable to us under the charters have been fixed in advance and will decrease as our vessels age, and the Frontline Charterers have the right to terminate the charter for non-double hull vessels from 2010.

Frontline Shipping was initially capitalized with $250 million in cash provided by Frontline to support its obligation to make payments to us under the charters. Frontline Shipping II was capitalized with approximately $21 million in cash. As a result of sales and acquisitions, the current combined capitalization of the Frontline Charterers is $221 million.

We have entered into charter ancillary agreements with the Frontline Charterers, our vessel-owning subsidiaries and Frontline, which remain in effect until the last long term charter with the relevant Frontline Charterer terminates in accordance with its terms. Frontline has guaranteed the Frontline Charterers’ obligations under the charter ancillary agreements. Under the terms of the charter ancillary agreements, beginning with the final 11-month period in 2004 and for each calendar year after that, the Frontline Charterers have agreed to pay us a profit sharing payment equal to 20% of the charter revenues they realize above specified threshold levels, paid annually and calculated on an average daily TCE basis.  After 2010, all of our non-double hull vessels will be excluded from the annual profit sharing payment calculation.

We have also entered into agreements with Frontline Management to provide fixed rate operation and maintenance services for the vessels on time charter to the Frontline Charterers and for administrative support services. These agreements enhance the predictability and stability of our cash flows, by substantially fixing all of the operating expenses of our crude oil tankers and OBOs.

There are also profit sharing agreements relating to the charters of the jack-up drilling rigs West Ceres and West Prospero, where we will receive profit shares calculated as a percentage of the annual earnings above specified thresholds relating to milestones set under the relevant charters. These profit sharing agreements become effective in 2009.

The charters for two jack-up drilling rigs, three drybulk carriers, five container vessels, three seismic vessels, six offshore supply vessels, two chemical tankers and the two VLCCs Front Vanadis and Front Sabang are all on bareboat terms, under which the respective charterer will bear all operating and maintenance expenses.

Acquisitions and Disposals

We purchased our initial 46 vessel owning subsidiaries from Frontline on January 1 2004 for a total purchase price of $1,062 million.  The purchase price was calculated as the book value of vessels owned by the subsidiaries of $2,048 million less related debt balances and other liabilities of $986 million which we assumed.  The purchase was partly funded by an equity contribution of $525 million from Frontline. Additionally we purchased for $8.4 million Frontline’s option to acquire additional VLCC.  This price represents the book value of the option as recorded previously in Frontline’s accounts.

Acquisitions

In the year ended December 31 2005 the following vessels and vessel owning entities were acquired or delivered to us as discussed below:

•
In January 2005 we exercised an option to acquire the VLCC Oscilla and the vessel was delivered to us on April 4 2005. The purchase price paid to acquire the vessel was equal to the outstanding mortgage debt under the four loan agreements between lenders and the company owning the vessel. In addition, we made a payment of $15 million to Frontline to reflect the fact that the original purchase price was set assuming delivery to us on January 1 2004, whereas delivery did not occur until April 4 2005.

•	Between January and March 2005 we acquired three additional double hull VLCCs from Frontline for an aggregate purchase price of $294 million.

•	In May 2005 we entered into an agreement with parties affiliated with Hemen to acquire two vessel owning companies, each owning one 2005 built containership, for a total consideration of $99 million.

•	In May 2005 we agreed to acquire three Suezmax tankers from Frontline for an aggregate amount of $92 million.

•	In June 2005 we entered into an agreement with parties affiliated with Hemen to acquire two vessel owning companies, each owning one 2004 built VLCC, for total consideration of $184 million.

In the year ended December 31 2006 the following vessels and vessel owning entities were acquired or delivered to us:

•	In January 2006 we acquired the VLCC Front Tobago from Frontline for consideration of $40 million.

•
In April 2006 we entered into an arrangement with Horizon Lines under which we acquired five 2,824 twenty foot equivalent unit (“TEU”) container vessels for consideration of approximately $280 million. Under this agreement Horizon Hunter was delivered in November 2006, Horizon Hawk in March 2007, Horizon Eagle and Horizon Falcon in April 2007 and the final vessel, Horizon Tiger, in May 2007.

•	In June 2006 we acquired the jack-up drilling rig West Ceres from SeaDrill Invest I Limited (“SeaDrill Invest I”), a wholly owned subsidiary of Seadrill, for total consideration of $210 million.

•
In July 2006 we entered into an agreement to acquire, through our wholly owned subsidiary Front Shadow Inc. (“Front Shadow”), the Panamax drybulk carrier Golden Shadow from Golden Ocean for a total consideration of $28 million.  The vessel was delivered to us in September 2006.

•	In November 2006 we acquired two newbuilding Suezmax contracts from Frontline with delivery expected in the first quarter of 2009 and third quarter of 2009.

In the year ended December 31 2007 we agreed to acquire the following vessels or newbuildings:

•
In January 2007 we entered into an agreement to acquire a newbuilding jack-up drilling rig from SeaDrill Invest II Limited (“SeaDrill Invest II”), a wholly owned subsidiary of Seadrill. The purchase price was $210 million and the vessel was delivered in June 2007.

•
In February 2007 we agreed to acquire two newbuilding Capesize vessel contracts from Golden Ocean for a total delivered cost of approximately $160 million. Delivery from the shipyard is scheduled in the fourth quarter of 2008 and first quarter of 2009.

•
In March 2007 we entered into an agreement to acquire three newbuilding seismic vessels, including complete seismic equipment, from SCAN for an aggregate amount of $210 million. The vessels are scheduled to be delivered in 2008 and 2009.

•	In June 2007 we agreed to acquire five newbuilding container vessels with scheduled delivery in 2010 for an aggregate construction cost of approximately $190 million.

•	In June 2007 we acquired 10% of the equity of Seachange Maritime LLC, a Miami based company that owns and charters containerships.

•
In July 2007 we entered into an agreement to acquire the 1,700 TEU container vessel Montemar Europa for a net consideration of $33 million. The vessel, built in 2003, was delivered to us in August 2007.

•
In August 2007 we entered into an agreement to acquire five offshore supply vessels from Deep Sea for a total delivered price of $199 million. The vessels, all built in 2007, were delivered in September and October 2007.

•
In November 2007 we entered into an agreement to acquire a further two offshore supply vessels from Deep Sea for a total delivered price of $126 million. The vessels, built in 1998 and 1999, were delivered to us in January 2008.

During 2008 we have so far agreed to acquire the following vessels:

•	In March 2008 we entered into an agreement to acquire two newbuilding chemical tankers from Bryggen for a total consideration of $60 million. The vessels are expected to be delivered during 2008.

Disposals

In the year ended December 31 2005 we sold the following vessels:

•	In January 2005 we sold the Suezmax tanker Front Fighter for $68 million. The vessel was delivered to its new owner in March 2005.

•	In May 2005 we sold the three Suezmax tankers, Front Lillo, Front Emperor and Front Spirit, for a total consideration of $92 million. These vessels were delivered to their new owners in June 2005.

•	In August 2005 we sold the Suezmax tanker Front Hunter for net proceeds of $71 million.

•	In November 2005 the bareboat charterer of the VLCC Navix Astral exercised an option to purchase the vessel for approximately $41 million. The vessel was delivered to its new owner in January 2006.

In the year ended December 31 2006 we sold the following vessel:

•	In December 2006 we sold the VLCC Front Tobago for $45 million.

In the year ended December 31 2007 we sold the following vessels:

•	In January 2007 we sold the single-hull Suezmax tanker Front Transporter for $38 million. The vessel was delivered to its new owner in March 2007.

•	In January 2007 we sold five single-hull Suezmax tankers to Frontline for an aggregate amount of $184 million. The vessels were delivered in March 2007.

•
In May 2007 we re-chartered the single-hull VLCC Front Vanadis to an unrelated third party. The new charter is in the form of a hire-purchase agreement, where the vessel is chartered to the buyer for a 3.5 year period, with a purchase obligation at the end of the charter.

•	In December 2007 agreed the sale of two non-double hull Suezmax tankers for $80 million. The vessels were delivered in December 2007 and January 2008.

•
In December 2007 we agreed to sell back to Deep Sea one of the offshore supply vessels acquired from them earlier in the year for a total consideration of $29 million. The vessel was delivered to Deep Sea in January 2008.

During 2008 we have so far agreed to sell the following vessels:

•
In March 2008 we agreed to re-charter the single-hull VLCC Front Sabang to an unrelated third party. The new charter is in the form of a hire-purchase agreement, where the vessel is chartered to the buyer for a 3.5 year period with a purchase obligation at the end of the charter. The new charter is expected to commence in April 2008.

B. BUSINESS OVERVIEW

Our Business Strategies

Our primary objectives are to profitably grow our business and increase distributable cash flow per share by pursuing the following strategies:

•
Expand our asset base.   We have increased, and intend to further increase, the size of our asset base through timely and selective acquisitions of additional assets that we believe will be accretive to long-term distributable cash flow per share.  We will seek to expand our asset base through placing newbuilding orders, acquiring new and modern second-hand vessels and entering into medium or long-term charter arrangements. From time to time we may also acquire vessels with no or limited initial charter coverage. We believe that by entering into newbuilding contracts or acquiring modern second-hand vessels or rigs and leveraging the relationships with our existing customers, we can provide for long-term growth of our assets and continue to decrease the average age of our fleet.  In addition, we will seek to enter into sale and lease back transactions with new customers, as we believe we can provide attractive alternatives for outsourcing of vessel ownership for these customers.

•
Diversify our asset base.  Since January 1 2005 we have diversified our asset base from two asset types, crude oil tankers and OBO carriers, to eight asset types including container vessels, drybulk carriers, chemical tankers, jack-up drilling rigs, offshore supply vessels and seismic vessels.  We believe that there are several attractive markets that could provide us the opportunity to continue to diversify our asset base.  These markets include vessels and assets that are of long-term strategic importance to certain operators in the shipping industry. We believe that the expertise and relationships of our management and our relationship and affiliation with Mr. John Fredriksen could provide us with incremental opportunities to expand our asset base.

•
Expand and diversify our customer relationships.  Since January 1 2005 we have increased our customer base from one to ten customers and have expanded our relationship with our original customer, Frontline, through the purchase of additional vessels.  Of these ten customers, Frontline, Golden Ocean, Deep Sea and Seadrill are directly or indirectly controlled by Mr. John Fredriksen.  We intend to continue to expand our relationships with our existing customers and also to add new customers, as companies servicing the international shipping and offshore oil exploration markets continue to expand their use of chartered-in assets to add capacity.

•
Pursue medium to long-term fixed-rate charters.  We intend to continue to pursue medium to long-term fixed rate charters, which provide us with stable future cash flows.  Our customers typically employ long-term charters for strategic expansion as most of their assets are typically of strategic importance to certain operating pools, established trade routes or dedicated oil-field installations.  We believe that we will be well positioned to participate in their growth.  In addition, in markets where lower relative long-term charter rates are available, we will also seek to enter into charter agreements that provide for profit sharing so that we can generate incremental revenue and share in the upside during strong markets.

Customers

The Frontline Charterers have been our principal customers since we were spun-off from Frontline in 2004. We anticipate that the percentage of our business attributable to the Frontline Charterers will diminish as we continue to expand our business and our customer base.

Competition

We currently operate or will operate in several segments of the shipping and offshore industry, including oil transportation, drybulk shipments, chemical transportation, container transportation, drilling rigs, offshore supply vessels and seismic exploration.

The markets for international seaborne oil transportation services, drybulk transportation services and container transportation services are highly fragmented and competitive. Seaborne oil transportation services are generally provided by two main types of operators: major oil companies or captive fleets (both private and state-owned) and independent shipowner fleets.

In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other commodity carriers also operate their own vessels and use such vessels not only to transport their own cargoes but also to transport cargoes for third parties, in direct competition with independent owners and operators.

Container vessels are generally operated by container logistics companies, where the vessels are used as an integral part of their services. Therefore, container vessels are typically chartered more on a period basis and single voyage chartering is less common. As the market has grown significantly over recent decades, we expect in the future to see more vessels chartered by container logistics companies on a shorter term basis, particularly in the smaller segments.

Our jack-up drilling rigs, seismic exploration vessels and offshore supply vessels are chartered out on long-term year charters to contractors, and we are therefore not directly exposed to the short term fluctuation in these markets. Jack-up drilling rigs, seismic exploration vessels and offshore supply vessels are normally chartered by oil companies on a shorter term basis linked to area-specific well drilling or oil exploration activities, but there have also been longer period charters available when oil companies want to cover their longer term requirements for such vessels. Seismic exploration vessels and offshore supply vessels are self-propelled, and can therefore easily move between geographic areas. Jack-up drilling rigs are not self-propelled, but it is common to move these assets over long distances on heavy-lift vessels. Therefore, the markets and competition for these rigs are effectively world-wide.

Competition for charters in all the above segments is intense and is based upon price, location, size, age, condition and acceptability of the vessel/rig and its manager. Competition is also affected by the availability of other size vessels/rigs to compete in the trades in which we engage. Most of our existing vessels are chartered at fixed rates on a long-term basis and are thus not directly affected by competition in the short term. However, the tankers and OBOs chartered to the Frontline Charterers and our two jack-up drilling rigs are subject to profit sharing agreements, which will be affected by competition experienced by the charterers.

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

Except for vessels whose charter specifies otherwise, Frontline Management and our third-party managers are responsible for arranging for the insurance of our vessels in line with standard industry practice. In accordance with that practice, we maintain marine hull and machinery and war risks insurance, which include the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. From time to time we carry insurance covering the loss of hire resulting from marine casualties in respect of some of our vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is up to $1 billion per tanker per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

We believe that our current insurance coverage is adequate to protect us against the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage, consistent with standard industry practice. However, there is no assurance that all risks are adequately insured against, that any particular claims will be paid, or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future.

Environmental Regulation and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our crude oil tankers, OBOs, drybulk carriers, chemical tankers, rigs, containerships, offshore supply vessels and seismic vessels.  We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered.

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

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry, particularly tankers.  Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards.  We are required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations.  We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.  In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

Flag State

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at meetings of the International Maritime Organization. Our vessels are flagged in Liberia, Singapore, the Bahamas, Cyprus, the Marshall Islands, Norway, France, the U.S.A., Panama, Hong Kong and the Isle of Man and vessels flagged in these states generally receive a good assessment in the shipping industry.

International Maritime Organization

The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention implements environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide, in part, that:

•	25-year old tankers must be of double hull construction or of a mid-deck design with double-sided construction, unless:

(1)	they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or
(2)
they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

•	30-year old tankers must be of double hull construction or mid-deck design with double-sided construction; and

•	all tankers will be subject to enhanced inspections.

Also, under IMO regulations, a tanker must be of double hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6 1993;

•	commences a major conversion or has its keel laid on or after January 6 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6 1996.

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

As a result of the oil spill in November 2002 relating to the loss of the MT Prestige, which was owned by a company not affiliated with us, in December 2003 the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to the MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single hull oil tankers were required to be phased out no later than April 5 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

Category of Single Hull Oil Tankers	Date or Year for Phase Out
Category 1:  oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks

April 5 2005 for ships delivered on April 5 1982 or earlier; 2005 for ships delivered after April 5 1982
Category 2:  oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the requirements for protectively located segregated ballast tanks

and

Category 3:  oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.

April 5 2005 for ships delivered on April 5 1977 or earlier;

2005 for ships delivered after April 5 1977 but before January 1 1978;

2006 for ships delivered in 1978 and 1979
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
2010 for ships delivered in 1984 or later

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond their phase-out date in accordance with the above schedule.  Under regulation 13G, the flag state may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery.  Under regulation 13G and 13H, as described below, certain Category 2 and 3 tankers fitted only with double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery.  Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate under any of the flag state exemptions.

The following table summarizes the impact of such regulations on the Company’s single hull (SH)  and double sided (DS) tankers:

Vessel Name	Vessel type	Vessel Category	Year Built	IMO phase out	Flag state exemption

Edinburgh	VLCC	DS	1993	2010	2018
Front Ace	VLCC	SH	1993	2010	2015
Front Duke	VLCC	SH	1992	2010	2015
Front Duchess	VLCC	SH	1993	2010	2015
Front Highness	VLCC	SH	1991	2010	2015
Front Lady	VLCC	SH	1991	2010	2015
Front Lord	VLCC	SH	1991	2010	2015
Front Sabang	VLCC	SH	1990	2010	2015
Front Vanadis	VLCC	SH	1990	2010	2015

Under regulation 13H, the double sided tanker will be allowed to continue operations until its 25th anniversary.

In October 2004 the MEPC adopted a unified interpretation of regulation 13G that clarified the delivery date for converted tankers. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date shall be deemed to be the date of delivery of the ship, provided that:

•	the oil tanker conversion was completed before July 6 1996;
•
the conversion included the replacement of the entire cargo section and fore-body and the tanker complies with all the relevant provisions of MARPOL Convention applicable at the date of completion of the major conversion; and

•
the original delivery date of the oil tanker will apply when considering the 15 years of age threshold relating to the first technical specifications survey to be completed in accordance with MARPOL Convention.

In December 2003 the MEPC adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO, which includes most of the grades of marine fuel. The new regulation bans the carriage of HGO in single hull oil tankers of 5,000 dwt and above after April 5 2005, and in single hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

Under regulation 13H, HGO means any of the following:

1.	crude oils having a density at 15ºC higher than 900 kg/m3;
2.	fuel oils having either a density at 15ºC higher than 900 kg/ m3 or a kinematic viscosity at 50ºC higher than 180 mm2/s; or
3.	bitumen, tar and their emulsions.

Under regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above carrying crude oil with a density at 15ºC higher than 900 kg/m(3) but lower than 945 kg/m(3), that  conform to certain technical specifications and if, in the opinion of the flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.  The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt carrying HGO as cargo if, in the opinion of the flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

The flag state may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under its jurisdiction, or is engaged in voyages exclusively within an area under the jurisdiction of another party, provided the party within whose jurisdiction the ship will be operating agrees. The same applies to vessels operating as floating storage units of HGO.

Any port state, however, can deny entry of single hull tankers carrying HGO, which have been allowed to continue operation under the exemptions mentioned above, into the port or offshore terminals under its jurisdiction or deny ship-to-ship transfer of HGO in areas under its jurisdiction, except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

Revised Annex 1 to the MARPOL Convention entered into force in January 2007. Revised Annex 1 incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20 in the revised Annex) and regulation 13H (regulation 21 in the revised Annex). Revised Annex 1 also imposes construction requirements for oil tankers delivered on or after January 1 2010. A further amendment to revised Annex 1 includes an amendment to the definition of HGO that will broaden the scope of regulation 21. On August 1 2007, regulation 12A (an amendment to Annex I) came into force requiring fuel oil tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600m(3) and above which are delivered on or after August 1 2010, including ships for which the building contract is entered into on or after August 1 2007 or, in the absence of a contract, for which the keel is laid on or after February 1 2008.

Air Emissions

In September 1997 the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004 and became effective May 19 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as  chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.  We believe that all our vessels are currently compliant in all material aspects with these regulations.  Additional or new conventions, laws and regulations may be adopted that could adversely affect our business, cash flows, results of operations and financial condition.

In February 2007 the United States proposed a series of amendments to Annex VI regarding particulate matter, NOx and Sox emission standards. The proposed emission program would reduce air pollution from ships by establishing a new tie of performance-based standards for diesel engines on all vessels and stringent emission requirements for ships that operate in coastal areas with air quality problems. On June 28 2007 the World Shipping Council announced its support for these amendments. If these amendments are implemented, we may incur costs to comply with the proposed standards.

Safety Requirements

The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, and the International Convention on Load Lines, 1966, or LL Convention, which impose a variety of standards to regulate design and operational features of ships. SOLAS Convention and LL Convention standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS Convention and LL Convention standards.

Under Chapter IX of SOLAS, the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, also affect our operations.  The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things,  the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that the appointed ship managers have developed.

The ISM Code requires that vessel managers or operators obtain a safety management certificate for each vessel they operate.  This certificate evidences compliance by a vessel's management with ISM Code requirements for a safety management system.  No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code.  The appointed ship managers have obtained documents of compliance for their offices and safety management certificates for all of our vessels for which certificates are required by the IMO. As required, these documents of compliance and safety management certificates are renewed annually.

Non-compliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.  The U.S.Coast Guard and European Union (EU) authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and EU ports, as the case may be.

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ship’s Ballast Water and Sediments, the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements beginning in 2009, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping.

Oil Pollution Liability

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels over 140,000 gross tons, liability will be limited to 89.77 million SDR. The exchange rate between SDRs and U.S. Dollars was 0.620847 SDR per U.S. dollar on March 5 2008. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on March 5 2008. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our insurance will cover the liability under the plan adopted by the IMO.

In 2005 the European Union adopted a directive on pollution caused by ships, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships. The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation. Criminal liability for pollution may result in substantial penalties or fines and increase civil liability claims.

United States Requirements

In 1990 the United States Congress enacted OPA to establish an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

•	natural resource damages and related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, profits or earnings capacity; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and loss of subsistence use of natural resources.

OPA previously limited the liability of responsible parties to the greater of $1,200 per gross ton or $10.0 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). Amendments to OPA signed into law in July 2006 increased these limits on the liability of responsible parties to the greater of $1,900 per gross ton or $16.0 million per double hull tanker that is over 3,000 gross tons.  The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits also do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the former OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. The U.S. Coast Guard has indicated that it expects to adopt regulations requiring evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the July 2006 amendments to OPA, as described above.  Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

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

Owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

•	address a worst case scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a worst case discharge;

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the United States. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

In addition, the United States Clean Water Act prohibits the discharge of oil or hazardous substances in United States navigable waters and imposes strict liability in the form of penalties for unauthorized discharges.  The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA, discussed above.  The United States Environmental Protection Agency, or EPA, has exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from Clean Water Act permitting requirements.  However, on March 31 2005 a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water.  On September 18 2006, the court issued an order invalidating the exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date.  The EPA filed a notice of appeal of this decision and, if the EPA’s appeals are unsuccessful and the exemption is repealed, our vessels may be subject to Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the cost of operating in the United States.  For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters. On June 21 2007 the EPA provided notice of its intention to develop a permit program for discharge of ballast water incidental to the normal operations of vessels and solicited comments.

Other Regulations

In July 2003, in response to the MT Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010. The European Union has also banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union has also adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the MT Prestige and the resulting oil spill has led to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of all of our vessels and our ability to generate income from them. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas.  Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements.  The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports.  The United States Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters.  These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the United States Coast Guard. However, for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil, mid-ocean ballast exchange is mandatory. Mid-ocean ballast exchange is the primary method for compliance with the United States Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water in areas other than the Great Lakes and the Hudson River, provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The United States Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we may still be held liable for clean up costs under applicable laws.

Recent scientific studies have suggested that emissions of certain gasses, commonly referred to as “greenhouse gasses”, may be contributing to warming of the Earth’s atmosphere. According to the IMO’s study of greenhouse gasses emissions from the global shipping fleet, greenhouse emissions are predicted to rise by 38% to 72% due to increased bunker consumption by 2020 if corrective measures are not implemented. Any passage of climate control legislation or other regulatory initiatives by the IMO, or individual countries where we operate, that restrict emissions of greenhouse gasses could require us to make significant financial expenditures we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25 2002 the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003 the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002 amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1 2004, to trade internationally a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•
a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1 2004, a valid International Ship Security Certificate (“ISSC”) attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies

Classification Societies are independent organizations that establish and apply technical standards in relation to the design, construction and survey of marine facilities including ships and offshore structures. The classification society certifies that the vessel is “in class”, signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•
Annual surveys: For seagoing ships, annual surveys are conducted for the hull, machinery, including the electrical plant, and where applicable for special equipment classes, at intervals of 12 months from the date of commencement of the class period indicated on the certificate.

•
Intermediate surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•
Class Renewal surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including ultrasonic thickness-gauging to determine the thickness of steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a recommendation which must be rectified by the ship owner within prescribed time limits.

C. ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D. PROPERTY, PLANT AND EQUIPMENT

We own a substantially modern fleet of vessels. The following table sets forth the fleet that we own or have contracted for delivery as of March 11 2008.

Vessel	Approximate		Construction	Flag	Charter Termination
	Built	Dwt.			Date

VLCCs
Front Sabang	1990	286,000	Single-hull	SG	2011	(2)
Front Vanadis	1990	286,000	Single-hull	SG	2010	(2)
Front Highness	1991	284,000	Single-hull	SG	2015	(1)
Front Lady	1991	284,000	Single-hull	SG	2015	(1)
Front Lord	1991	284,000	Single-hull	SG	2015	(1)
Front Duke	1992	284,000	Single-hull	SG	2014	(1)
Front Duchess	1993	284,000	Single-hull	SG	2014	(1)
Front Edinburgh	1993	302,000	Double-side	LIB	2013	(1)
Front Ace	1993	276,000	Single-hull	LIB	2014	(1)
Front Century	1998	311,000	Double-hull	MI	2021
Front Champion	1998	311,000	Double-hull	BA	2022
Front Vanguard	1998	300,000	Double-hull	MI	2021
Front Vista	1998	300,000	Double-hull	MI	2021
Front Circassia	1999	306,000	Double-hull	MI	2021
Front Opalia	1999	302,000	Double-hull	MI	2022
Front Comanche	1999	300,000	Double-hull	FRA	2022
Golden Victory	1999	300,000	Double-hull	MI	2022
Ocana(ex Front Commerce)	1999	300,000	Double-hull	IoM	2022
Front Scilla	2000	303,000	Double-hull	MI	2023
Oliva(ex Ariake)	2001	299,000	Double-hull	BA	2023
Front Serenade	2002	299,000	Double-hull	LIB	2024
Otina(ex Hakata)	2002	298,465	Double-hull	IoM	2025
Ondina(ex Front Stratus)	2002	299,000	Double-hull	LIB	2025
Front Falcon	2002	309,000	Double-hull	BA	2025
Front Page	2002	299,000	Double-hull	LIB	2025
Front Energy	2004	305,000	Double-hull	CYP	2027
Front Force	2004	305,000	Double-hull	CYP	2027

Suezmaxes
Front Pride	1993	150,000	Double-hull	NIS	2017
Front Glory	1995	150,000	Double-hull	NIS	2018
Front Splendour	1995	150,000	Double-hull	NIS	2019
Front Ardenne	1997	153,000	Double-hull	NIS	2020
Front Brabant	1998	153,000	Double-hull	NIS	2021
Mindanao	1998	159,000	Double-hull	SG	2021
TBN/SFL Heimdall (NB)	2009	156,000	Double-hull	n/a	n/a
TBN/SFL Baldur (NB)	2009	156,000	Double-hull	n/a	n/a

Chemical Tankers
TBN/SC Hebei (NB)	2008	17,000	Double-hull	PAN	2018
TBN/SC Guangzhou (NB)	2008	17,000	Double-hull	PAN	2018

OBO Carriers
Front Breaker	1991	169,000	Double-hull	MI	2015
Front Climber	1991	169,000	Double-hull	SG	2015
Front Driver	1991	169,000	Double-hull	MI	2015
Front Guider	1991	169,000	Double-hull	SG	2015
Front Leader	1991	169,000	Double-hull	SG	2015
Front Rider	1992	170,000	Double-hull	SG	2015
Front Striver	1992	169,000	Double-hull	SG	2015
Front Viewer	1992	169,000	Double-hull	SG	2015

Panamax Drybulk Carrier
Golden Shadow	1997	73,732	n/a	HK	2016	(2)

Capesize Drybulk Carrier
TBN/Golden Straits (NB)	2008	170,000	n/a	n/a	2023	(2)
TBN/Golden Island (NB)	2009	170,000	n/a	n/a	2024	(2)

Containerships
Montemar Europa	2003	1,700 TEU	n/a	MI	2008
Sea Alfa	2005	1,700 TEU	n/a	CYP	2020	(2)
Sea Beta	2005	1,700 TEU	n/a	CYP	2020	(2)
Horizon Hunter	2006	2,824 TEU	n/a	U.S.	2018	(2)
Horizon Hawk	2007	2,824 TEU	n/a	U.S.	2019	(2)
Horizon Falcon	2007	2,824 TEU	n/a	U.S.	2019	(2)
Horizon Eagle	2007	2,824 TEU	n/a	U.S.	2019	(2)
Horizon Tiger	2006	2,824 TEU	n/a	U.S.	2019	(2)
TBN/SFL Avon (NB)	2010	1,700 TEU	n/a	MI	n/a
TBN/SFL Clyde (NB)	2010	1,700 TEU	n/a	MI	n/a
TBN/SFL Dee (NB)	2010	1,700 TEU	n/a	MI	n/a
TBN/SFL Humber (NB)	2010	2,500 TEU	n/a	MI	n/a
TBN/SFL Tamar (NB)	2010	2,500 TEU	n/a	MI	n/a

Jack-Up Drilling Rigs
West Ceres	2006	300 ft	n/a	PAN	2021	(2)
West Prospero	2007	300 ft	n/a	PAN	2022	(2)

Offshore supply vessels
Sea Leopard	1998	AHTS (3)	n/a	CYP	2020	(2)
Sea Bear	1999	AHTS (3)	n/a	CYP	2020	(2)
Sea Cheetah	2007	AHTS (3)	n/a	CYP	2019	(2)
Sea Jaguar	2007	AHTS (3)	n/a	CYP	2019	(2)
Sea Halibut	2007	PSV (4)	n/a	CYP	2019	(2)
Sea Pike	2007	PSV (4)	n/a	CYP	2019	(2)

Seismic
TBN/Scan Empress (NB)	2008		n/a	n/a	2020	(2)
TBN/Scan Superior (NB)	2009		n/a	n/a	2021	(2)
TBN/Scan Finder (NB)	2009		n/a	n/a	2021	(2)

NB – Newbuilding
Key to Flags:
BA – Bahamas, CYP - Cyprus, FRA - France, IoM - Isle of Man, HK – Hong Kong, LIB - Liberia, MI - Marshall Islands, NIS - Norwegian International Ship Register, PAN – Panama, SG - Singapore, U.S. - United States of America.

(1)	Charter subject to termination at the Frontline Charterer's option from 2010.

(2)	Charterer has purchase options during the term of the charter.

(3)	Anchor handling tug supply vessel (AHTS)

(4)	Platform supply vessel (PSV)

Other than our interests in the vessels and jack-up drilling rigs described above, we do not own any material physical properties. We do not own any real property. We lease office space in Oslo from Frontline Management and in London from Golar LNG Limited, both related parties.

ITEM 4A.        UNRESOLVED STAFF COMMENTS

None

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with Item 3 “Selected Financial Data”, Item 4 “Information on the Company” and our audited Consolidated Financial Statements and Notes thereto included herein.

Overview

Following our spin-off from Frontline and purchase of our original fleet in 2004, we have established ourselves as a leading international maritime asset owning company with one of the largest asset bases across the maritime and offshore industries. A full fleet list is provided in Item 4.D “Information on the Company” showing the assets that we currently own and charter to our customers.

Fleet Development

The following tables summarized the development of our active fleet of vessels.

Vessel type	Total fleet	Additions/ Disposals 2006		Total fleet	Additions/disposals 2007		Total fleet
	December 31			December 31			December 31
	2005			2006			2007
Oil Tankers	43	-2		41	-7		34
OBO / Dry bulk carriers	8		+1	9			9
Container vessels	2		+1	3		+5	8
Jack-up drilling rigs	0		+1	1		+1	2
Offshore supply vessels	0			0		+5	5

Total Active Fleet	53			54			58

The following deliveries have taken place or are scheduled to take place after December 31 2007:

•	the oil tanker Front Maple was delivered to its new owner in January 2008;

•	the offshore supply vessel Sea Trout was delivered to its new owner in January 2008;

•	the offshore supply vessels Sea Bear and Sea Leopard were delivered to us in January 2008;

•	two newbuilding chemical tankers are scheduled for delivery to us in 2008;

•	three newbuilding seismic vessels are scheduled for delivery to us in 2008-09:

•	two newbuilding Capesize drybulk carriers are scheduled for delivery to us in 2008-09;

•	two newbuilding Suezmax oil tankers are scheduled for delivery to us in 2009;

•	five newbuilding container vessels are scheduled for delivery to us in 2010; and

•	the VLCCs Front Vanadis and Front Sabang are scheduled for delivery to their new owners in 2010 and 2011, respectively.

Factors Affecting Our Current and Future Results

Principal factors that have affected our results since 2004 and are expected to affect our future results of operations and financial position include:

•	the earnings of our vessels under time charters and bareboat charters to the Frontline Charterers and other charterers;

•	the amount we receive under the profit sharing arrangements with the Frontline Charters;

•	the earnings and expenses related to any additional vessels that we acquire;

•	earnings from the sale of assets

•	vessel management fees and expenses;

•	administrative expenses; and

•	interest expenses.

Revenues

Our revenues since January 1 2004 derive primarily from our long-term, fixed-rate time charters. Most of the vessels that we have acquired from Frontline are chartered to the Frontline Charterers under long-term time charters that are generally accounted for as finance leases.

Finance lease interest income reduces over the terms of our leases as progressively a lesser proportion of the lease rental payment is allocated as income, and a higher amount treated as repayment of finance lease.

Our future earnings are dependent upon the continuation of our existing lease arrangements and our continued investment in new lease arrangements. Future earnings may also be significantly affected by the sale of vessels. Investments and sales which have affected our earnings to date are listed in Item 4 above under acquisitions and disposals. Some of our lease arrangements contain purchase options which, if exercised by our charterers, will affect our future leasing revenues.

We have profit sharing agreements with some of our charterers, in particular with the Frontline Charterers. Revenues received under profit sharing agreements depend upon the returns generated by the charterers by the deployment of our vessels. These returns are subject to market conditions which have historically been subject to significant volatility.

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

In addition to the vessels on charter to the Frontline Charterers, we also have three 1,700 TEU container vessels employed on time charters. We have outsourced the technical management for these vessels, and we pay operating expenses for these vessels as they are incurred.  The remaining vessels we own that have charters attached to them are employed on bareboat charters, where the charterer pays all operating expenses, including maintenance, drydocking and insurance.

We have entered into an administrative services agreement with Frontline Management under which they provide us with certain administrative support services.  For the year 2007 we paid them a total of $1.2 million in fees for their services under the agreement, and agreed to reimburse them for reasonable third party costs, if any, advanced on our behalf. Some of the compensation paid to Frontline Management is based on cost sharing for the services rendered based on actual incurred costs plus a margin.

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

Revenue Recognition

Revenues are generated from time charter and bareboat charterhires and are recorded over the term of the charter as service is provided. Each charter agreement is evaluated and classified as an operating lease or a finance lease (see leases below). Rental  receipts from operating leases are recognized to income over the period to which the payment relates.

Rental payments from finance leases are allocated between finance lease service revenues, if applicable, finance lease interest income and repayment of net investment in finance leases. The amount allocated to finance lease service revenue is based on the estimated fair value of the services provided, which consist of ship management and operating services.

Subject to Fixed Price Purchase Options (see below), the finance lease interest income element is calculated so as to provide a constant rate of return on the net investment in the finance lease as it is depreciated to the vessel’s unguaranteed residual value at the end of the lease term. Any contingent elements of rental income, such as interest rate adjustments, are recognized as they fall due.

There is a degree of uncertainty involved in the estimation of the unguaranteed residual values of assets leased under both operating and finance leases. Global effects of supply and demand for oil and changes in international government regulations cause volatility in the spot market for second-hand vessels. Where assets are held until the end of their useful lives the unguaranteed residual value (i.e. scrap value) will fluctuate with the price of steel and any changes in laws related to the ship scrapping process, commonly known as ship breaking.

The Company estimates the unguaranteed residual value of its finance lease assets at the end of the lease period by calculating depreciation in accordance with its accounting policies over the estimated useful life of the asset (see Vessels and Depreciation below). Residual values are reviewed at least annually to ensure that original estimates remain appropriate. To date the Company has not changed its original estimates, although it is possible that future events and circumstances could cause us to change our estimates.

The implicit rate of return for each of the Company’s finance leases is derived according to FAS 13 “Accounting for Leases”, paragraph 5k, using the fair value of the asset at the lease inception (which is either the cost of the asset if acquired from an unrelated third party, or independent valuation if acquired from a related party), the minimum contractual lease payments and the estimated residual values.

The Frontline Charterers have agreed to pay us a profit sharing payment equal to 20% of the charter revenues they realize on our fleet above specified threshold levels, paid annually and calculated on an average daily TCE basis. For each profit sharing period the threshold is calculated as the number of days in the period multiplied by the daily threshold TCE rates for the applicable vessels. Profit sharing revenues are recorded when earned and realizable.

Vessels and Depreciation

The cost of vessels and rigs less estimated residual value are depreciated on a straight line basis over their estimated remaining economic useful lives.  The estimated economic useful life of our rigs is 30 years and for all other vessels it is between 25 and 30 years depending on the type of asset. These are common life expectancies applied in the shipping industry.

If the estimated economic useful life of a particular vessel is incorrect, or circumstances change and the estimated economic useful life has to be revised, an impairment loss could result in future periods. We will continue to monitor the situation and revise the estimated useful lives of any such vessels as appropriate when new regulations are implemented.

Leases

Leases (charters) of our vessels where we are the lessor are classified as either finance leases or operating leases, based on an assessment of the terms of the lease.

For charters classified as finance leases the minimum lease payments, reduced in the case of time-chartered vessels by projected vessel operating costs, plus the estimated residual value of the vessel are recorded as the gross investment in the finance lease.  The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned finance lease interest income.

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

Fixed Price Purchase Options

Where an asset is subject to an operating lease that includes fixed price purchase options, the projected net book value of the asset is compared to the option price at the various option dates. If any option price is less than the projected net book value at an option date, the initial depreciation schedule is amended so that the carrying value of the asset is written down on a straight line basis to the option price at the option date. If the option is not exercised, this process is repeated so as to amortize the remaining carrying value, on a straight line basis, to the estimated scrap value or the option price at the next option date, as appropriate.

Similarly, where a finance lease relates to a charter arrangement containing fixed price purchase options, the projected carrying value of the net investment in the finance lease is compared to the option price at the various option dates. If any option price is less than the projected net investment in the finance lease at an option date, the rate of amortization of unearned finance lease interest income is adjusted to reduce the net investment to the option price at the option date. If the option is not exercised, this process is repeated so as to reduce the net investment in the finance lease to the un-guaranteed residual value or the option price at the next option date, as appropriate.

Thus, for both operating and finance lease assets, if an option is exercised there will either be a) no gain or loss on the exercise of the option or b) in the event that an option is exercised at a price in excess of the net book value of the asset or the net investment in the finance lease, as appropriate, at the option date, a gain will be reported in the statement of operations at the date of delivery to the new owners.

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

Mark-to-Market Valuation of Financial Instruments

The Company enters into interest rate swap transactions, total return bond swaps and total return equity swaps. As required by FAS 133 “Accounting for Derivative Instruments and Hedging Activities”, the mark-to-market valuations of these transactions are recognized as assets or liabilities, with changes in their fair value recognized in the consolidated statements of operations or, in the case of interest rate swaps designated as hedges to underlying loans, in other comprehensive income. To determine the market valuation of these instruments, the Company seeks wherever possible to obtain valuations from third parties, namely the banks who are counterparties to the transactions. Some transactions, particularly total return equity swaps, require the Company itself to calculate market valuations and these are prepared using the closing price for the underlying security and other appropriate factors. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

Variable Interest Entities

A variable interest entity is a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support. FASB Interpretation 46 (R) requires a variable interest entity to be consolidated if any of its interest holders are entitled to a majority of the entity’s residual return or are exposed to a majority of its expected losses.

In applying the provisions of Interpretation 46 (R), we must make assumptions in respect of, but not limited to, the sufficiency of the equity investment in the underlying entity.  These assumptions include assumptions about the future revenues, operating costs and estimated economic useful lives of assets of the underlying entity.

Recent accounting pronouncements

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007.

In February 2008 the FASB issued FSP No. FAS157-1 “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP FAS157-1”). FSP FAS157-1 amends FAS 157 to exclude FASB Statement No. 13 “Accounting for Leases” (“FAS 13”) and its related interpretive accounting pronouncements that address leasing transactions. The FASB decided to exclude leasing transactions covered by FAS 13 in order to allow it to more broadly consider the use of fair value measurements for these transactions as part of its project to comprehensively reconsider the accounting for leasing transactions. The Company does not expect the adoption of FAS 157 and FSP FAS157-1 to have a material impact on its financial statements.

In February 2007 the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115” (“FAS 159”). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is effective for fiscal years beginning after November 15 2007. The Company does not expect the adoption of FAS 159 to have a material impact on its financial statements.

In December 2007 the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No.51” (“FAS 160”). FAS 160 is intended to improve the relevance, comparability and transparency of financial information that a reporting entity provides in its consolidated financial statements with reference to a noncontrolling interest in a subsidiary. Such a noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to the parent entity. FAS 160 is effective for fiscal years beginning on or after December 15 2008. The Company does not expect the adoption of FAS 160 to have a material impact on its financial statements.

In December 2007 the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“FAS 141R”). The objective of FAS 141R is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish this, FAS 141R establishes principles and requirements for how the acquirer a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain price, and c)determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141R is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of FAS 141R to have a material impact on its financial statements.

In December 2007 the SEC issued Staff Accounting Bulletin No. 110 (“SAB 110”), relating to share-based payment. SAB 110 expresses the views of the staff regarding the use of a "simplified" method, as discussed in SAB 107, in developing an estimate of expected term of "plain vanilla" share options in accordance with FAS 123 (revised 2004) “Share-Based Payment”. In particular, the staff indicated in SAB 107 that it will accept a company's election to use the simplified method, regardless of whether the company has sufficient information to make more refined estimates of expected term. At the time SAB 107 was issued, the staff believed that more detailed external information about employee exercise behavior (e.g. employee exercise patterns by industry and/or other categories of companies) would, over time, become readily available to companies. Therefore, the staff stated in SAB 107 that it would not expect a company to use the simplified method for share option grants after December 31 2007. The staff understands that such detailed information about employee exercise behavior may not be widely available by December 31 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31 2007. The Company continues to use the simplified method for making estimates of expected term, as allowed by SAB 110.

Market Overview

The Oil Tanker Market

The tanker market remained strong in 2007, despite a slowdown in spot rates in the third quarter and part of the fourth quarter. According to industry sources, average one year time charter rates for a VLCC were down from $58,300 per day in 2006 to $55,500 per day in 2007. Average one year time charter rates for a Suezmax tanker were up from $43,200 per day in 2006 to $44,400 per day in 2007.

The total world tanker fleet expanded by about 7% in 2007 measured in number of vessels. Tanker ordering has been decreasing, and according to industry sources only one VLCC was ordered during the third quarter of 2007, as opposed to an average of approximately nine VLCCs every month in 2006. At the same time, the estimated value of a five year old VLCC rose from $118 million in December 2006 to $135 million in December 2007. The estimated value of a five year old Suezmax tanker rose from $82 million in December 2006 to $92 million in December 2007.

According to industry sources, the total VLCC fleet increased by about 2% in 2007 measured in number of vessels. The total orderbook for VLCCs at the end of 2007 represented approximately 36% of the existing fleet. The total Suezmax fleet increased by about 2% in 2007 measured in number of vessels. The total orderbook for Suezmaxes at the end of 2007 represented approximately 38% of the existing fleet.

There is a trend for oil majors to discriminate against non-double hull vessels when transporting crude oil and refined oil products. Oil traders with crude or fuel oil cargoes often require double hull tonnage in order to have full flexibility with regards to cargo delivery. Hence, non-double hull ships appear no longer able to trade to their full capacity compared to double hull vessels, which implies a further gap in the already existing “two-tier market” between double and non-double hull vessels.

According to industry sources, approximately 28% of the VLCC fleet and 14% of the Suezmax fleet are non-double hull, and we expect that these vessels will be difficult to trade in the crude oil market after the scheduled IMO phase out in 2010. Conversions of non-double hull VLCC’s and Suezmax tankers to dry bulk carriers and floating production/storage/offloading facilities is expected to take out capacity prematurely from the tanker fleet.

The International Energy Agency (“IEA”) estimates that the average world oil demand was 85.8 million barrels per day in 2007, a 1.1% increase from 2006. For 2008 growth in world oil demand is forecast to be 2.0% with China, Latin America and the Middle East as the main drivers.

The Drybulk Shipping Market

The drybulk shipping market continued its strong performance in 2007, with the Baltic Dry Index showing an increase in excess of 100% during the year. Trade volume grew by approximately 5% in 2007 and, according to industry sources, iron ore recorded the highest growth at approximately 9%.

Order book volumes have continued to grow, representing in excess of 50% of the current fleet by the end of 2007 measured in dwt. The increase in the order book may put pressure on rates going forward, and particularly in 2010 when a significant portion of the newbuildings are scheduled to be delivered.

The development in the drybulk market is highly dependent on the Chinese economy, and a slow-down in the Chinese economy could also soften the market.

The Containership Market

The global demand for containerized trade showed an annual growth rate of approximately 10% in 2007, the key drivers being growth on the Far East-Europe trade routes and the intra-Asia routes. According to industry sources, containerized cargo volumes to Europe were up 20% in 2007 compared to 2006, mainly due to a strong economic environment in Europe combined with robust demand from Eastern Europe.

The strong drybulk markets have made it increasingly cost-effective to containerize bulk cargoes, and this is expected to secure further demand going forward. According to industry sources, growth rates in 2008 and 2009 for global containerized demand are projected to be around 10% per annum.

The year-end orderbook for vessels capable of carrying containerized cargoes represented approximately 54% of the active fleet measured in TEU, and 21% measured in number of vessels.

The Offshore Market

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

The increase in the average oil price from $30 per barrel in 2003 to approximately $70 per barrel in 2007 is partly a result of the increased oil demand by Asian developing countries. Oil producers have encountered difficulties coping with the growth in production required to meet this increase in demand. Depletion of North Sea and U.S. Gulf of Mexico oil reserves, rising costs and barriers to entry for foreign oil companies tapping into Russian oil reserves, and geopolitical issues that constantly disrupt steady oil supplies in West Africa have led to increasing pressure on the limited spare capacity held by the Middle East OPEC producers. As a consequence, oil majors have taken serious efforts to increase their budgets for oil exploration and production.

According to industry experts, it is estimated that offshore oil production will continue to grow through 2010, with production from deepwater sources taking the lead. The focus of offshore services is in the North Sea, U.S. Gulf of Mexico, Brazil, West Africa and South East Asia.

Strong growth in offshore production volume has also significantly improved the demand outlook for offshore drilling rigs and supply vessels. The offshore services markets have experienced tight conditions with fleet utilization staying above 90% for offshore drilling rigs in main areas. As a result, there has been an increase in the newbuilding market for offshore drilling units and supply vessels during the past three years. In particular, demand has increased for drilling rigs capable of operating in harsh environments such as the North Sea, boosting capacity utilization and consequently day rates.

With the estimated growth in demand and current orderbook, the offshore services market is expected to continue to enjoy the high levels of utilization seen in 2007. The market balance is expected to soften gradually as more newbuildings are delivered in 2008 and afterwards. Nevertheless, according to industry sources, it is expected that the offshore market will continue to enjoy a healthy outlook over the next three to four years.

The above overviews of the various sectors in which we operate are based on current market conditions. However, market developments cannot always be predicted and may well differ from our current expectations.

Seasonality

Most of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct affect on our business. Our two jack-up drilling rigs and most of our tankers and OBOs are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. However, profit sharing is calculated annually and the effects of seasonality will be limited to the timing of our profit sharing revenues.

Inflation

Most of our time chartered vessels are subject to operating and management agreements that have the charges for these services fixed for the term of the charter. Thus, although inflation has a moderate impact on our corporate overheads and our ship operating expenses, we do not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment.  In addition, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

Results of Operations

Year ended December 31 2007 compared with the year ended December 31 2006

Operating revenues

(in thousands of $)	2007	2006

Finance lease interest income	186,680	182,580
Finance lease service revenues	102,070	106,791
Profit sharing revenues	52,527	78,923
Time charter revenues	23,675	53,087
Bareboat charter revenues	32,005	3,986
Other operating income	1,835	(709)
Total operating revenues	398,792	424,658

Total operating revenues decreased 6% in the year ended December 31 2007 compared with 2006.

Finance lease interest income reduces over the terms of our leases as progressively a lesser proportion of the lease rental payment is allocated as income, and a higher amount treated as repayment of finance lease. Our total finance lease interest income has increased compared to 2006 due to investment in the two offshore jack-up rigs at a time when the offshore rig market is particularly strong. The additional finance lease income from the two new leases exceeds other reductions of finance lease income, including reductions arising from the sale of seven of the oil tankers and termination of their leases to the Frontline Charterers.

The reduction in finance lease service revenue and profit sharing revenues reflects the reduction in the number of tankers leased to the Frontline Charterers. The profit share results were also adversely affected by lower average charter rates earned by Frontline from our vessels in 2007 compared to 2006.

Certain of our vessels acquired as part of the original spin-off were on charter to third parties as at January 1 2004 when our charter arrangements with the first of the Frontline Charterers became economically effective.  Our arrangement with the Frontline Charterers was that while our vessels were completing performance of third party charters, we paid the Frontline Charterers all revenues we earned under third party charters in exchange for the Frontline Charterers paying us the agreed upon charterhire rates.  We accounted for the revenues received from these third party charters as time charter, bareboat or voyage revenues as applicable and the subsequent payment of these amounts to the Frontline Charterers as deemed dividends paid. We accounted for the charter revenues received from the Frontline Charterers prior to the charters becoming effective for accounting purposes as deemed dividends received.

Time charter revenues have declined as each of these existing charter arrangements and cross-over voyages completed, after which income from the vessels has been accounted for as finance lease income. The last of these existing charter and cross-over voyages was completed in April 2007.

Bareboat charter revenues arise from our vessels which are leased under operating leases. These revenues have increased with the addition of five container ships and five offshore supply vessels to our fleet, all of which have been leased under operating lease arrangements.

Cash flows arising from finance leases

The following table analyzes our cash flows from the charters to the Frontline Charterers, Seadrill and TMT during 2007 and 2006 and shows how they are accounted for:

(in thousands of $)
	2007	2006
Charterhire payments accounted for as:

Finance lease interest income	186,680	182,580
Finance lease service revenues	102,070	106,791
Finance lease repayments	173,193	136,701
Deemed dividends received	4,642	31,741
Total charterhire paid	467,842	457,813

Tankers and OBOs chartered to the Frontline Charterers are leased on time charter terms, under which it is our responsibility to manage and operate the vessels. This has been effected by entering into fixed price agreements with Frontline Management whereby we pay them management fees of $6,500 per day for each vessel chartered to the Frontline Charterers. Accordingly, $6,500 per day is allocated from each time charter payment received from the Frontline Charterers to cover lease executory costs and this is classified as “finance lease service revenue”.

Deemed dividends have reduced following the completion of the third party charter arrangements and cross-over voyages mentioned above.

Voyage expenses

Voyage expenses are incurred by vessels which were chartered in the spot market to third parties on their delivery date to us.  Voyage expenses decreased in 2007 and, based on the employment of our current fleet, we do not expect to report further significant voyage expenses.

Ship operating expenses

Ship operating expenses decreased by 10% from $118 million for the year ended December 31 2006 to $106 million for the year ended December 31 2007, primarily due to the disposal of tankers.

Ship operating expenses in 2007 consist mainly of payments to Frontline Management of $6,500 per day for each tanker and OBO chartered to the Frontline Charterers, in accordance with the vessel management agreements. They also include ship operating expenses for three of our containerships that are managed by unrelated third parties.

Administrative expenses

Administrative expenses increased from $6.6 million in 2006 to $7.8 million in 2007, primarily due to the establishment of our own management organization in 2006 and corresponding staff costs.

Depreciation expense

Depreciation expenses relate to the vessels on charters accounted for as operating leases. For the year ended December 31 2007 depreciation expenses were $20.6 million, compared to $14.5 million for the year ended December 31 2006.  The increase is due to the delivery in 2006 and 2007 of six containerships and five offshore supply vessels, all of which were chartered under arrangements accounted for as operating leases.

Interest income

Interest income has increased by $2.8 million for the year ended December 31 2007, mainly owing to the increase in funds on deposit during the year.

Interest expense

(in thousands of $)	2007	2006	Change (%)

Interest on floating rate loans	101,261	80,453	26%
Interest on 8.5% Senior Notes	38,113	38,881	(2%)
Swap interest (income)	(12,331)	(8,815)	n/a
Amortization of deferred charges	3,358	3,069	9%
	130,401	113,588	15%

At December 31 2007 we had total debt outstanding of $2,270 million comprised of $449 million principal amount of 8.5% senior notes and $1,821 million under floating rate secured credit facilities.  At December 31 2006 we had total debt outstanding of $1,915 million, of which $449 million related to the 8.5% senior notes and $1,466 million was floating rate debt. The overall increase in interest expense is primarily due to this increased level of borrowing.

At December 31 2007 we were party to interest rate swap contracts which effectively fix our interest rate on $884 million of floating rate debt at a weighted average rate of 4.29% per annum (2006: $739 million of floating rate debt fixed at a weighted average rate of 4.15% per annum).

Amortization of deferred charges increased by 9% in 2007 to $3.4 million, as a result of new financing facilities established during 2007.

Other financial items

Other financial items consist mainly of mark to market valuation changes on financial instruments, including our interest rate swap contracts, our bond swaps and equity swaps. In the year ended December 31 2007 these amounted to a net cost of $14.5 million (2006: net cost $3.6 million).

Equity in earnings of associated companies

We have one investment which, since its acquisition in 2006, has been accounted for under the equity method, as discussed in Note 2 of the Consolidated Financial Statements included herein.

Year ended December 31 2006 compared with the year ended December 31 2005

Operating revenues

(in thousands of $)	2006	2005

Finance lease interest income	182,580	177,474
Finance lease service revenues	106,791	92,265
Profit sharing revenues	78,923	88,096
Time charter revenues	53,087	62,605
Bareboat charter revenues	3,986	7,325
Other operating income	(709)	9,745
Total operating revenues	424,658	437,510

Total operating revenues decreased 3% in the year ended December 31, 2006 compared with 2005.

The increase in finance lease interest income from 2005 to 2006 results from the new leasing contracts for the jack-up drilling rig which commenced June 30 2006.  In addition, during 2006 four vessels were redelivered following the completion of time charters to third parties. On redelivery, each commenced time charter contracts with the Frontline Charterers, accounted for as finance leases.

Finance lease service revenues, which are based on a fixed daily rate, increased in 2006 because of the change in employment of the four above-mentioned vessels.

The decrease in profit sharing revenue is directly related to lower average charter rates earned by vessels while employed by Frontline in 2006.

Time charter revenues consist mainly of revenues received as a result of incomplete third party charters on vessels acquired from Frontline. During 2006 time charter revenues decreased as four such third party charters expired and we commenced accounting for the revenues from these vessels as finance lease income under the lease arrangements with the Frontline Charterers.

In 2005 two vessels accounted for a significant portion of voyage charter revenues due to lucrative spot market rates prior to their employment with the Frontline Charterers.

Other operating income includes voyage charter revenues and demurrage, despatch, pool earnings and other items which are subject to various adjustments, e.g. loss of hire, vendor rebates and underperformance claims. Voyage charters were minimal after 2005 and these adjustments have resulted in a negative figure in 2006.

Cash flows arising from finance leases

The following table analyzes our cash flows from the charters to the Frontline Charterers and SeaDrill Invest I during 2006 and 2005 and how they are accounted for:

(in thousands of $)
	2006	2005
Charterhire payments accounted for as:

Finance lease interest income	182,580	177,474
Finance lease service revenues	106,791	92,265
Finance lease repayments	136,701	94,777
Deemed dividends received	31,741	50,560
Total charterhire paid	457,813	415,076

We allocate $6,500 per day from each time charter payment from the Frontline Charterers as finance lease service revenue.

The decrease in deemed dividends received is due to the fact that all but two of our tankers had completed their respective third party charters and cross-over voyages as at December 31 2006.

Voyage expenses

Voyage expenses are derived from vessels which were on charter to third parties on their delivery date to us.  Voyage expenses have decreased in 2006 as fewer vessels are on voyage charter to third parties. We do not expect to report further significant voyage expenses.

Ship operating expenses

Ship operating expenses increased 7% from $110 million for the year ended December 31 2005 to $118 million for the year ended December 31 2006 primarily due to the change in employment of our tankers. In 2006 four of our tankers were redelivered from bareboat charters and resumed vessel management with Frontline Management.

Ship operating expenses in 2006 are primarily comprised of our payments to Frontline Management of $6,500 per day under the management contracts for our tankers and OBOs chartered to the Frontline Charterers. They also include ship operating expenses for two of our containerships that are managed by unrelated third parties.

Administrative expenses

Administrative expenses increased from $2.5 million in 2005 to $6.6 million in 2006. This increase is primarily due to the establishment of our own management organization in 2006 and consequent staff costs.  Prior to 2006, all administrative activities were outsourced to Frontline Management in conjunction with our administrative services agreement and comprised a fee of $20,000 per vessel owning subsidiary plus $20,000 paid by us. Fees payable under this agreement amounted to $1.0 million in the year ended December 31 2006 (December 31 2005: $1.0 million).  Frontline Management provides administrative services under this agreement, which include accounting, corporate secretarial and other services.

Additionally, we pay expenses that are not covered by this agreement which include audit and legal fees, listing fees and other professional charges. Commencing in 2007, some of the compensation to Frontline Management will be based on cost sharing for the services rendered based on actual incurred costs plus a margin.

Depreciation expense

Depreciation expenses for the year ended December 31 2006 were $14.5 million compared to $19.9 million for the year ended December 31 2005. Depreciation expenses relate to the vessels on charters accounted for as operating leases.  In 2006, four such Frontline vessels were redelivered from third party charters and are now being accounted for as finance leases, thus contributing to the decrease in depreciation from 2005.  We expect that our depreciation charge relating to our tankers on charter to the Frontline Charterers will continue to decrease as the remaining vessels have now completed their charters to third parties.  However, those decreases are likely to be offset as we expand our fleet.

Interest income

Interest income has increased by $0.6 million for the year ended December 31 2006. The increase is a result of the increase in funds on deposit during the year.

Interest expense

(in thousands of $)	2006	2005	Change (%)

Interest on floating rate loans	80,453	50,951	58%
Interest on 8.5% Senior Notes	38,881	41,614	(7%)
Swap interest (income)	(8,815)	2,846	n/a
Amortization of deferred charges	3,069	16,524	(81%)
	113,588	111,935	1%

At December 31 2006 we had total debt outstanding of $1,915 million comprised of $449 million aggregate principal amount of 8.5% senior notes and $1,466 million under floating rate secured credit facilities.  At December 31 2005 we had total debt outstanding of $1,794 million, $457 million related to the 8.5% senior notes and $1,337 million of which was floating rate debt.

Overall, interest expense has increased due to increased underlying interest rates. This has been partially offset by swap interest income, and by the decrease in senior notes interest, as the Company repurchased and cancelled $8.0 million of the notes during 2006.

At December 31 2006 we were party to interest rate swap contracts which effectively fix our interest rate on $739 million of floating rate debt at a weighted average rate of 4.15% per annum. At December 31 2005 we were party to interest rate swap contracts with a notional principal amount of $568 million. Swap interest has decreased due to the increase in the three month LIBOR throughout 2006.

Amortization of deferred charges decreased 81% in 2006 to $3.1 million because 2005 included the write off of deferred charges associated with a refinancing of a $1,058 million credit facility.

Other financial items

Other financial items consist mainly of mark to market valuation changes on financial instruments, including our interest rate swap contracts and our bond swaps and equity swaps. In the year ended December 31 2006 these amounted to a net cost of $3.6 million (2005: net gain of $17.5 million).

Equity in earnings of associated companies

As of December 31 2006, we have accounted for one investment under the equity method as discussed in Note 2 of the Consolidated Financial Statements included herein.

Liquidity and Capital Resources

We operate in a capital intensive industry.  Our purchase of the tankers in the initial transaction with Frontline was financed through a combination of debt issuances, a deemed equity contribution from Frontline and borrowings from commercial banks.  Our subsequent transactions have been financed through a combination of our own equity and borrowings from commercial banks.  Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows.  Revenues from our time charters and bareboat charters are received monthly in advance, quarterly in advance or monthly in arrears.  Management fees are payable monthly in advance.

Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements.  Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Norwegian Kroner.

Our short-term liquidity requirements relate to servicing our debt and funding working capital requirements, including required payments under our management agreements and administrative services agreements.  Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments, available amounts under a revolving credit facility and receipts from our charters.  We believe that our cash flow from the charters will be sufficient to fund our anticipated debt service and working capital requirements for the short and medium term.

Our long term liquidity requirements include funding the equity portion of investments in new vessels, and repayment of long term debt balances including those relating to our 8.5% senior notes due 2013, our $1,131 million secured credit facility due 2011, our $350 million secured term loan facility due 2012, our $165 million secured term loan facility due 2012, our $170 million secured term loan facility due 2013, our $120 million secured term loan facility due 2014, our $149 million secured loan facility due 2014, our $77 million secured term loan facility due 2015, our $30 million secured revolving credit facility due 2015, our $23 million secured term loan facility due 2016 and our $210 million secured term loan facility due 2019.

At December 31 2007 the Company had contractual commitments relating to newbuilding contracts and vessel acquisitions totaling $701 million. At December 31 2007 we had secured bank financing in an aggregate amount of $327 million to partly fund $415 million of these contractual commitments.

We expect that we will require additional borrowings or issuances of equity in the long term to meet our capital requirements.

As of December 31 2007 and December 31 2006, we had cash and cash equivalents (including restricted cash) of $105 million and $78 million, respectively.  In the year ended December 31 2007 we generated cash from operations of $202 million, used $379 million in investing activities and raised $190 million net in financing activities.

During the year ended December 31 2007 we paid cash dividends of $2.19 per common share (2006: $2.05), or a total of $159 million.  A cash dividend of $0.55 per share was declared and paid in the first quarter of 2008, totaling $40 million.

Borrowings

As of December 31 2007 we had total long term debt outstanding of $2,270 million (2006: $1,915 million).  In addition, our wholly owned subsidiary Front Shadow had long term debt of $21 million outstanding as of December 31 2007 (2006: $23 million). Front Shadow is accounted for using the equity method, and its outstanding long term debt does not appear in our consolidated balance sheet.

The total long term debt at December 31 2007 includes $449 million outstanding from the issue in 2003 of $580 million 8.5% senior notes due 2013.

In February 2005 we entered into a $1,131 million secured credit facility with a syndicate of banks, for the part financing of our initial fleet of tankers acquired from Frontline in 2004. The facility bears interest at LIBOR plus a margin, is repayable over a term of six years and is secured by the vessel-owning subsidiaries’ assets. In September 2006 we signed an agreement whereby the existing facility, which had been partially repaid, was increased by $220 million to the original outstanding amount of $1,131 million. The increase is available on a revolving basis.  At December 31 2007 the outstanding amount on this facility was $897 million, and the available undrawn amount was $85.0 million. This facility contains covenants that require us to maintain a minimum aggregate value of the vessels secured as collateral and also certain minimum levels of free cash, working capital and equity ratios.

In June 2005 we entered into a combined $350 million senior and junior secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of five VLCCs. At December 31 2007 the outstanding amount on this facility was $294 million. The facility bears interest at LIBOR plus a margin and is repayable over a term of seven years, with security terms and covenants similar to those on the $1,131 million facility.

In April 2006 five vessel owning subsidiaries entered into a $210 million secured term loan facility with a syndicate of banks.  The facility is non recourse to Ship Finance International Limited, as the holding company does not guarantee this debt. The proceeds of the facility were used to partly fund the acquisition of five newbuilding container vessels in connection with our long-term bareboat charters to Horizon Lines.  At December 31 2007 the outstanding amount under this facility was $204 million, all five vessels having been delivered. The facility bears interest at LIBOR plus a margin, is repayable over a term of 12 years and is secured by the vessel owning subsidiaries’ assets.  The facility also contains a minimum value covenant, which is only applicable if there is a default under any of the charters.

In June 2006 our subsidiary Rig Finance entered into a $165 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of the newbuilding jack-up drilling rig West Ceres. At December 31 2007 the outstanding amount under this facility was $130 million. The facility bears interest at LIBOR plus a margin and contains a minimum value covenant and covenants requiring us to maintain certain minimum levels of free cash, working capital and equity ratios.  The facility is repayable over six years and is secured by the rig-owning subsidiary’s assets.  The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $10 million of this debt.

In September 2006 our subsidiary Front Shadow entered into a $23 million secured term loan facility, the proceeds of which were used to partly fund the acquisition of a 1997 built Panamax drybulk carrier.  At December 31 2007 the outstanding amount under this facility was $21 million.  The facility bears interest at LIBOR plus a margin, is repayable over ten years and is secured by the vessel-owning subsidiary’s assets.  The facility contains a minimum value covenant and a covenant requiring us to maintain certain minimum levels of free cash. The requirement for certain minimum levels of free cash is only applicable after four years. The lender has limited recourse to Ship Finance International Limited as the holding company guarantees $2.1 million of this debt.

In February 2007 our subsidiary Rig Finance II entered into a $170 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of the newbuilding jack-up drilling rig West Prospero. At December 31 2007 the outstanding amount under this facility was $150 million. The facility bears interest at LIBOR plus a margin, is repayable over six years and is secured by the rig-owning subsidiary’s assets. The facility contains a minimum value covenant and covenants requiring us to maintain certain minimum levels of free cash, working capital and equity ratios. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $20 million of the debt.

In March 2007 three vessel owning subsidiaries entered into a $120 million secured term loan and guarantee facility with a syndicate of banks.  The facility is divided into a $48.5 million pre-delivery guarantee facility and a $120 million term loan facility, and will be used to partly fund the acquisition of three newbuilding seismic vessels. The guarantee facility is for the purpose of guaranteeing obligations under the construction contracts with the yard. The proceeds from the term loan facility will be used to partly fund the acquisition of the vessels upon delivery from the yard.  The facility bears interest at LIBOR plus a margin and contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and equity ratios. The facility is repayable over six years and is secured by the vessel-owning subsidiaries’ assets.  The lenders have limited recourse to Ship Finance International Limited as the holding company has provided a guarantee of $48.5 million prior to delivery from the shipyard and $30 million of the debt thereafter.

In August 2007 five vessel owning subsidiaries entered into a $149 million secured term loan facility with a syndicate of banks, in order to partly fund the acquisition of five offshore supply vessels. At December 31 2007 the outstanding amount under this facility was $146 million. The facility bears interest at LIBOR plus a margin and is repayable over seven years. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and equity ratios. The facility requires the five vessel-owning subsidiaries to maintain certain minimum levels of working capital and is secured by the subsidiaries’ assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $41.5 million of the debt.

In January 2008 two vessel owning subsidiaries entered into a $77 million secured term loan facility with a syndicate of banks, in order to partly fund the acquisition of two offshore supply vessels. The facility bears interest of LIBOR plus a margin and is repayable over a term of seven years. The facility requires the two vessel owning subsidiaries to maintain certain minimum levels of working capital and is secured by the subsidiaries’ assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $24 million of the debt. The facility contains covenants that require us to maintain certain minimum levels of free cash, working capital and equity ratios.

In February 2008 a subsidiary entered into a $30 million secured revolving credit facility in order to part finance the container vessel Montemar Europa. The facility bears interest of LIBOR plus a margin and is secured by the subsidiary’s assets and a guarantee from Ship Finance International Limited. The facility is available on a revolving basis and has a term of seven years. The facility contains covenants that require us to maintain certain minimum levels of free cash, working capital and equity ratios.

We were in compliance with all loan covenants at December 31 2007.  At December 31 2007 three month U.S. dollar LIBOR was 4.70%.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates. At December 31 2007 we had entered into interest rate swap contracts with a combined notional principal amount of $884 million at rates between 3.32% per annum and 5.65% per annum.  The overall effect of these swaps is to fix the interest rate on $884 million of floating rate debt at a weighted average interest of 4.29% per annum. Several of our charter contracts also contain interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on the outstanding loan, effectively transferring the interest rate exposure to the counterparty under the charter contract. At December 31 2007 $280 million of our outstanding debt was subject to such interest adjustment clauses.

The Company has entered into short-term total return bond swap lines with banks, whereby the banks acquire the Company’s senior notes and the Company carries the risk of fluctuations in the market price of the acquired notes. The settlement amount for the bond swaps will be (A) the proceeds on sale of the notes plus all interest received by the banks while holding the notes, less (B) the cost of purchasing the notes and the banks’ financing costs. Settlement will be either a payment from or to the banks, depending on whether A is more or less than B. The fair value of the bond swaps are recognized as an asset or liability, with the changes in fair values recognized in the consolidated statement of operations.  As of December 31 2007, bond swaps held by the Company under these arrangements had principal amounts totaling $122 million (2006: $52 million), effectively translating the underlying principle amounts into floating rate debt.

At December 31 2007 our net exposure to interest rate fluctuations on our outstanding debt was $779 million, compared with $791 million at December 31 2006. Our net exposure to interest fluctuations is based on our total floating rate debt outstanding at December 31 2007 plus the outstanding balance under the bond swap line at December 31 2007, less the outstanding floating rate debt subject to interest adjustment clauses under charter contracts and the notional principal of our floating to fixed interest rate swaps outstanding at December 31 2007.

The outstanding debt of $21 million at December 31 2007 in our subsidiary Front Shadow, which is accounted for using the equity method, is subject to an interest adjustment clause under the charter contract.

In October 2007 the Board of Directors of the Company approved a share repurchase program of up to seven million shares. Initially the program is to be financed through the use of TRS transactions indexed to the Company’s own shares, whereby the counterparty acquires shares in the Company, and the Company carries the risk of fluctuations in the share price of the acquired shares. The settlement amount for each TRS transaction will be (A) the proceeds on sale of the shares plus all dividends received by the counterparty while holding the shares, less (B) the cost of purchasing the shares and the counterparty’s financing costs. Settlement will be either a payment from or to the counterparty, depending on whether A is more or less than B.  At December 31 2007 the counterparty had acquired approximately 349,000 shares in the Company. There is no obligation for the Company to purchase any shares from the counterparty and this arrangement has been recorded as a derivative transaction, with the fair value of each TRS recognized as an asset or liability and changes in fair values recognized in the consolidated statement of operations.

In addition to the above TRS transactions indexed to the Company’s own securities, the Company may from time to time enter into short-term TRS arrangements relating to securities in other companies.

Equity

The Company did not repurchase any common shares for cancellation in 2007. The Board of Directors of the Company has approved a share repurchase program of up to seven million shares under which the counterparty to our TRS agreements has to date acquired approximately 692,000 of our shares. These TRS agreements could potentially result in the purchase and cancellation of the Company’s own shares in 2008 or later.

The Company has accounted for the acquisition of vessels from Frontline at Frontline’s historical carrying value.  The difference between the historical carrying value and the net investment in the lease has been recorded as a deferred deemed equity contribution. This deferred deemed equity contribution is presented as a reduction in the net investment in finance leases in the balance sheet and results from the related party nature of both the transfer of the vessel and the subsequent finance lease.  The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the new lease arrangement, as lease payments are applied to the principal balance of the lease receivable. In the year ended December 31 2007 we accounted for $21 million as amortization of such deemed equity contributions (2006: $30 million).

In November 2006 the board of directors approved a share option scheme, permitting the directors to grant options in the Company’s shares to employees and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, with a corresponding amount credited to contributed surplus (see Note 18 to the Consolidated Financial Statements). The contributed surplus arising from share options was $0.8 million in the year ended December 31 2007.

Following these transactions, as of December 31 2007 our issued and fully paid share capital balance was $72.7 million and our contributed surplus balance was $485.9 million.

Contractual Commitments

At December 31 2007 we had the following contractual obligations and commitments:

Payment due by period
Less than 1 year	1–3 years	3–5 years	After 5 years	Total
(in millions of $)

8.5% Senior Notes due 2013	-	-	-	449.1	449.1

Floating rate debt	179.4	301.5	993.4	795.7	2,270.0
Total contractual cash obligations under existing loans	179.4	301.5	993.4	1,244.8	2,719.1
Obligations under newbuilding contracts and vessel acquisitions	277.1	423.9	-	-	701.0
Total contractual cash obligations	456.5	725.4	993.4	1,244.8	3,420.1

Trend information

Our charters with the Frontline Charterers provide that daily rates decline over the terms of the charters as discussed in Item 4.B “Our Fleet".

Since December 31 2007 we have agreed to acquire two chemical tankers, which are scheduled for delivery in 2008. Each of the two chemical tankers will commence 10 year bareboat charters upon delivery to us. In addition, we have agreed to re-charter the single-hull VLCC Front Sabang to an unrelated third party. The new charter is in the form of a hire-purchase agreement where the vessel is chartered to the buyer for a 3.5 year period, with a purchase obligation at the end of the charter.

The current trend is for prices of both second-hand vessels and newbuilding contracts to increase, with the same being the case for drilling rigs. This trend is associated with the current strong markets in most sectors in which we operate, and also reflects market expectations going forward. Furthermore, spare shipyard capacity for additional newbuildings over the next years is limited, with new contracts generally not providing for delivery from the builder until 2011 or later.

Interest rates have decreased since December 31 2007, which will reduce our interest expenses on our floating rate debt. We have effectively locked in part of our interest exposure on our floating rate debt through swap agreements with banks. Several of our charter contracts also include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on the outstanding loan relating to the asset, effectively transferring the interest rate exposure to our counterparty under the charter contract.

Towards the end of December 2007 the spot market for tankers strengthened dramatically to exceptionally high levels and, although spot charter rates have declined in the first two months of 2008, market sources expect that the tanker market will continue to be strong in 2008.  So far in 2008, market rates for spot chartered tankers have been close to those in the same period in 2007, but are significantly higher than in the second half of 2007.  Our tanker vessels on charter to the Frontline Charterers are subject to long term charters that provide for both a fixed base charterhire and a profit sharing payment that applies once the applicable Frontline Charterer earns daily rates from our vessels that exceed certain levels. If rates for spot market chartered vessels increase, our profit sharing revenues will likewise increase for those vessels operated by the Frontline Charterers in the spot market. The charter contracts for the two jack-up drilling rigs on charter to Seadrill also include profit sharing payments above certain base levels from 2009 onwards. The current market for jack-up rigs is strong, but should the market decrease, we may not receive any revenues from the profit sharing agreements once they commence.

Off balance sheet arrangements

At December 31 2007 the only arrangements we are party to which may be considered to be off balance sheet arrangements are the TRS agreements in our own and other companies’ securities. The fair value of these positions as at December 31 2007 is reflected in the Consolidated Financial Statements included in Item 18 of this Annual Report.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors and certain key officers of our wholly owned subsidiary Ship Finance Management AS, who are responsible for overseeing our management.

Name	Age	Position

Craig H. Stevenson Jr	54	Director and Chairman of the Board
Tor Olav Trøim	45	Director of the Company
Paul Leand	41	Director of the Company
Kate Blankenship	43	Director of the Company and Chairperson of the Audit Committee
Lars Solbakken	50	Chief Executive Officer of Ship Finance Management AS
Ole B. Hjertaker	41	Chief Financial Officer of Ship Finance Management AS

Under our constituent documents, we are required to have at least one independent director on our Board of Directors whose consent will be required to file for bankruptcy, liquidate or dissolve, merge or sell all or substantially all of our assets.

Certain biographical information about each of our directors and executive officers is set forth below.

Craig H. Stevenson Jr. has served as a director and Chairman of the Board since September 2007. He has a long career as senior executive in several companies, including Chairman of the Board and Chief Executive Officer of OMI Corporation (OMI - a NYSE listed shipping company) from 1998 to 2007, when he left following the acquisition of OMI by Teekay Shipping Corporation and A/S Dampskibsselskabet Torm. He is also currently the CEO of Diamond S Management.

Tor Olav Trøim has served as a Director of the Company since October 2003 and was the Chairman of the Board until September 2007. He was Vice-President and a director of Frontline from November 1997 to March 2008, and has served as an alternate director of Frontline since March 2008.  Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway, in 1985. His experience includes Portfolio Manager Equity in Storebrand ASA (1987-1990) and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995 Mr. Trøim has been a director of SeaTankers Management in Cyprus. In this capacity, he has acted as Chief Executive Officer for the public companies Knightsbridge Tankers Limited, Golar LNG Limited (NASDAQ) and Seadrill. Mr. Trøim is currently Vice Chairman of the latter two companies and in addition is a member of the Boards in the public companies Golden Ocean (OSE), Aktiv Kapital ASA (OSE) and Marine Harvest ASA (OSE).

Paul Leand Jr. serves as a Director of the Company. Mr. Leand is the Chief Executive Officer and Director of AMA Capital Partners LLC, or AMA, an investment bank specializing in the maritime industry. From 1989 to 1998 Mr. Leand served at the First National Bank of Maryland where he managed the Bank's Railroad Division and its International Maritime Division. He has worked extensively in the U.S. capital markets in connection with AMA's restructuring and mergers and acquisitions practices. Mr. Leand serves as a member of American Marine Credit LLC's Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund I, a private equity fund formed and managed by AMA.

Svein Aaser served as a Director of the Company until his resignation in September 2007.

Kate Blankenship has been a director of the Company since October 2003. Ms. Blankenship served as the Company's Chief Accounting Officer and Company Secretary from October 2003 to October 2005. Ms. Blankenship has been a director of Frontline since August 2003, a director of Golar LNG Limited since 2003, a director of Golden Ocean since October 2004 and a director of Seadrill since May 2005.

Lars Solbakken has been employed as Chief Executive Officer of Ship Finance Management AS since May 1 2006. In the period from June 1997 until April 2006, Mr. Solbakken was employed as General Manager of Fortis Bank in Norway and was also responsible for the bank's shipping and oil service activities in Scandinavia. From 1987 to 1997 Mr. Solbakken served in several positions in Nordea Bank Norge ASA (previously Christiania Bank). He was Senior Vice President and Deputy for the shipping, offshore and aviation group, head of equity issues and merger & acquisition activities and General Manager for the Seattle Branch. Prior to joining Nordea Bank Norge ASA, Mr. Solbakken worked five years in Wilh. Wilhelmsen ASA as Finance Manager.

Ole B. Hjertaker has served as Chief Financial Officer of Ship Finance Management AS since September 2006. Prior to joining Ship Finance, Mr. Hjertaker was a director in the Corporate Finance division of DnB NOR Markets, a leading shipping and offshore bank. Mr. Hjertaker has extensive corporate and investment banking experience, mainly within the Maritime/Transportation industries.

B. COMPENSATION

During the year ended December 31 2007 we paid to our directors and executive officers aggregate cash compensation of $3.4 million including an aggregate amount of $0.1 million for pension and retirement benefits.  We reimburse directors for reasonable out of pocket expenses incurred by them in connection with their service to us.

In addition to cash compensation, during 2007 we also recognized an expense of $0.8 million relating to 150,000 and 210,000 stock options issued in 2006 and 2007, respectively, to certain of our directors and employees. The options vest over a three year period, with the first of them vesting in November 2007, and expire between November 2011 and September 2012.  The exercise price of the options is currently between $19.58 and $27.19 per share, and shall be reduced from time to time by the amount of any future dividend declared with respect to the common shares. The option awarded to a Director has a strike price that increases by 6% each year.

The employment contract for one of our executive officers contains a share-based bonus provision.  Under the terms of the contract, the share based bonus is calculated based on the annual increase in the share price of the Company, plus any dividend per share paid, multiplied by a notional share holding of 200,000 shares.  Any bonus relating to the increase in share price is payable at the end of each calendar year, while any bonus linked to dividend payments is payable on the relevant dividend payment date.  The share-based bonus fair value of $1.0 million at December 31 2007 was recorded as a liability.

C. BOARD PRACTICES

In accordance with our Bye-laws the number of Directors shall be such number not less than two as the Company by Ordinary Resolution may from time to time determine and each Director shall hold office until the next annual general meeting following his election or until his successor is elected. We have four Directors.

We currently have an Audit Committee, which is responsible for overseeing the quality and integrity of the Company’s financial statements and its accounting, auditing and financial reporting practices, the Company’s compliance with legal and regulatory requirements, the independent auditor’s qualifications, independence and performance and the Company’s internal audit function. Kate Blankenship is the Chairperson of the Audit Committee and the Audit Committee Financial Expert.

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

D. EMPLOYEES

We currently employ seven persons. We have contracted with Frontline Management and other third parties for certain managerial responsibilities for our fleet, and with Frontline Management for some administrative services, including corporate services.

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in our common shares as of March 11 2008 are as follows:

Director or Officer	Common Shares of $1.00 each	Percentage of Common Shares Outstanding
Craig H. Stevenson Jr.	115,000	*
Tor Olav Trøim	203,132	*
Paul Leand	5,000	*
Kate Blankenship	3,980	*
Lars Solbakken	12,000	*
Ole B. Hjertaker	54,000**	*
*   Less than one percent
** Including 50,000 options to acquire common shares that have vested.

Share Option Scheme

In November 2006 the Board of Directors approved the Ship Finance International Limited Share Option Scheme. The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the Company per share in the period from the date of grant until the date the options are exercised.

Details of options to acquire common shares in the Company by Directors and officers as of March 11 2008 were as follows:

Director or Officer	Number of options	Exercise price	Expiration Date
Craig H. Stevenson Jr.	200,000*	$27.19**	Dec. 2012
Ole B. Hjertaker	150,000*** 60,000*	$19.58 $26.55	Nov. 2011 Feb. 2013
*     None of the options have vested.
**   The initial exercise price is adjusted upwards by 6% on each anniversary date of the grant.
*** 50,000 of the options have vested.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Ship Finance International Limited is indirectly controlled by another corporation (see below).  The following table presents certain information as at December 31 2007 regarding the ownership of our Common Shares with respect to each shareholder who we know to beneficially own more than five percent of our outstanding Common Shares.

Owner	Amount of Common Shares	Percent of Common Shares
Hemen Holding Ltd. (1)	18,128,177	24.93%
Farahead Investments Inc. (1)	12,000,000	16.5%
FMR LLC (2)	5,430,488	7.46%

(1)	Hemen Holding Ltd. is a Cyprus holding company, and Farahead Investments Inc. is a Liberian Company, both indirectly controlled by Mr. John Fredriksen.

(2)	Fidelity Management & Research Company is a wholly owned subsidiary of FMR LLC. The above information in respect of FMR LLC is derived solely from information publicly filed by FMR LLC with the SEC.

The Company’s major shareholders have the same voting rights as other shareholders of the Company.

As at March 11 2008 the Company had 292 holders of record in the United States. We had a total of 72,743,737 of Common Shares outstanding as of March 11 2008.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control.

B. RELATED PARTY TRANSACTIONS

The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the New York Stock Exchange in June 2004. A significant proportion of the Company’s business continues to be transacted through contractual relationships between us and the following parties, which are either indirectly controlled by Hemen, or which have directors who are also directors of this Company:

-	Frontline

-	Seadrill

-	Golden Ocean

-	Deep Sea

The majority of our assets were acquired from Frontline in 2004 soon after we were first established as a subsidiary of Frontline. As of March 11 2008 our fleet consists of 58 operating vessels and a further 14 which are under construction. The total of 72 vessels includes the Front Vanadis, which is the subject of a hire-purchase agreement, and the Front Sabang, which will be subject to a hire purchase agreement. The majority of our operations are conducted through contractual relationships between us and parties indirectly controlled by Hemen. In addition, the majority of our directors are also directors of companies related to Hemen. We refer you to Item 10.C “Material Contracts” for discussion of the material contractual arrangements that we have with affiliates of Hemen.

As of March 11 2008 we charter 40 of our vessels to the Frontline Charterers under long-term leases, most of which were given economic effect from January 1 2004. In connection with these charters to the Frontline Charterers, we have recognized the inception of net investments in finance leases of $1,877 million, additions during 2007 of $96 million (2006: $137 million) and disposals during 2007 of $170 million (2006: $34 million).  At December 31 2007 the balance of net investments in finance leases to the Frontline Charterers was $1,752 million (2006: $1,910 million) of which $116 million (2006: $127 million) represents short-term maturities.

We pay Frontline Management a management fee of $6,500 per day per vessel for all vessels chartered to the Frontline Charterers, resulting in expenses of $103 million for the year ended December 31 2007 (2006: $116 million). The management fees are classified as ship operating expenses.

We have an administrative services agreement with Frontline Management under which they provide us with certain administrative support services.  For periods up to December 31 2006, we and each of our vessel-owning subsidiaries paid Frontline Management a fixed fee of $20,000 per year for services under the agreement, and agreed to reimburse Frontline Management for reasonable third party costs, if any, advanced on our behalf by Frontline. The original agreement has been amended, such that from January 1 2007 onwards we pay Frontline Management our allocation of the actual costs they incur on our behalf, plus a margin.

The Frontline Charterers pay us profit sharing of 20% of earnings above average base charter rates. During the year ended December 31 2007 we earned and recognized revenue of $53 million (2006: $79 million) under this arrangement.

In June 2005 we sold the Suezmax Front Hunter to an unrelated third party for a net gain of $25 million which was deferred.  The charter and management agreements with Frontline relating to this vessel were terminated, and we paid Frontline a $4 million termination fee, in addition to Frontline having the right to sell to Ship Finance a newbuilding VLCC and charter it back at reduced charter rates.  In June 2006 the parties agreed to cancel the agreement and to split the profit in accordance with the profit share agreement (80% to Frontline and 20% to us), but adjusted for the residual value belonging to us.  The cancellation of this agreement resulted in net payment of $16 million to Frontline, in addition to the earlier termination payment of $4 million.  In 2006 we booked a net gain of $9 million relating to the sale of Front Hunter and the cancellation of the option agreement.

In January 2006 we acquired the VLCC Front Tobago from Frontline for consideration of $40 million. The vessel was subsequently sold in December 2006 to an unrelated third party for $45 million. At the time of the sale the vessel was on lease with one of the Frontline Charterers, and we paid a termination fee of approximately $10 million to Frontline to terminate the lease.

In April 2006 we entered into an agreement with Horizon Lines under which we acquired five container vessels under construction for consideration of approximately $280 million. The vessels have been chartered back to Horizon Lines under 12-year bareboat charters with three-year renewal options on the part of Horizon Lines. Horizon Lines has options to buy the vessels after five, eight, 12 and 15 years.  As part of this transaction, Horizon Lines paid a commission to AMA Capital Partners LLC (“AMA”) for brokerage and financial advice. One of our board members is associated with AMA.

In June 2006 Rig Finance, our wholly owned subsidiary, purchased the newbuilding jack-up drilling rig West Ceres from SeaDrill Invest I for a total consideration of $210 million.  Upon delivery the rig was immediately bareboat chartered back to SeaDrill Invest I for a period of 15 years.  The charter party is fully guaranteed by Seadrill, the ultimate parent company of SeaDrill Invest I.  SeaDrill Invest I has been granted fixed price purchase options after three, five, seven, 10, 12 and 15 years.

In July 2006 we entered into an agreement to acquire the 1997 built Panamax drybulk carrier Golden Shadow for $28.4 million from Golden Ocean.  The vessel was chartered back to the seller for a period of 10 years upon delivery to us in September 2006.  As part of the agreement, Golden Ocean has provided an interest free and non-amortizing seller’s credit of $2.6 million.  Golden Ocean has been granted fixed purchase options after three, five, seven and 10 years.  At the end of the charter, we also have an option to sell the vessel back to Golden Ocean at an agreed fixed price.

In November 2006 we announced that we had assumed two newbuilding Suezmax tanker contracts from Frontline, with scheduled delivery in the first and third quarters of 2009. We expect to market these vessels for medium to long-term employment.

In January 2007 we announced that Rig Finance II, a wholly owned subsidiary, had entered into an agreement to acquire the newbuilding jack-up drilling rig West Prospero from SeaDrill Invest II. The purchase price for the rig was $210 million and the rig was delivered in June 2007. Upon delivery, the rig was bareboat chartered back to SeaDrill II for a period of 15 years. The charter party is fully guaranteed by Seadrill, the ultimate parent company of SeaDrill Invest II. SeaDrill Invest II has been granted fixed price purchase options after three, five, seven, 10, 12 and 15 years.

In January 2007 we sold five single hull Suezmax tankers to Frontline.  The gross sales price for the vessels was $184 million, and the Company received approximately $119 million in cash after paying compensation of approximately $65 million to Frontline for the termination of the charters. The vessels were delivered to Frontline in March 2007.

In January 2007 we sold the single-hull Suezmax tanker Front Transporter to an unrelated third party for a gross sales price of $38 million. The vessel was delivered to its new owner in March 2007 and we paid a termination fee of $15 million to Frontline for the termination of the related charter.

In February 2007 we entered into an agreement to acquire two newbuilding Capesize drybulk carriers from Golden Ocean. Delivery from the shipyard is scheduled in the fourth quarter of 2008 and first quarter of 2009. Upon delivery the vessels will commence fifteen year bareboat charter contracts to Golden Ocean. Golden Ocean has been granted fixed price purchase options after five, 10 and 15 years.

In May 2007 we re-chartered the single-hull VLCC Front Vanadis to an unrelated third party. The new charter is in the form of a hire-purchase agreement, where the vessel is chartered to the buyer for a 3.5 year period, with a purchase obligation at the end of the charter. We paid a compensation payment of approximately $13 million to Frontline for the termination of the charter.

In August 2007 we entered into an agreement to acquire five offshore supply vessels from Deep Sea for a total delivered price of $199 million. Upon delivery the vessels were chartered back to Deep Sea under 12 year bareboat charter agreements, with Deep Sea having options to buy back the vessels after three, five, seven, 10 and 12 years. One of the vessels was sold back to Deep Sea in January 2008.

In November 2007 we entered into an agreement to acquire a further two offshore supply vessels from Deep Sea for a total delivered price of $126 million. The vessels were delivered in January 2008 and chartered back to Deep Sea on 12 year bareboat charter terms, with Deep Sea having options to buy back the vessels after three, five, seven, 10 and 12 years.

In December 2007 we sold two double sided Suezmax tankers to unrelated third parties. The gross sales price was $80 million and the vessels were delivered in December 2007 and January 2008. The Company paid $33 million in compensation to Frontline for the early termination of the charters.

In March 2008 we entered into an agreement to re-charter the single-hull VLCC Front Sabang to an unrelated third party. The new charter is in the form of a hire-purchase agreement, where the vessel is chartered to the buyer for a 3.5 year period, with a purchase obligation at the end of the charter. We have agreed to pay a compensation payment of approximately $25 million to Frontline for the early termination of the charter.

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

Dividend Policy

Our Board of Directors adopted a policy in May 2004 in connection with our public listing, whereby we would seek to have a regular quarterly dividend, the amount of which is based on our contracted revenues and growth prospects. Our goal is to increase our quarterly dividend as we grow the business, but the timing and amount of dividends, if any, is at the discretion of our Board of Directors and will depend upon our operating results, financial condition, cash requirements, restrictions in terms of financing arrangements and other relevant factors.

We have paid the following cash dividends since our public listing in June 2004:

Payment Date	Amount per Share

2004
July 9 2004	$0.25
September 13 2004	$0.35
December 7 2004	$0.45

2005
March 18 2005	$0.50
June 24 2005	$0.50
September 20 2005	$0.50
December 13 2005	$0.50

2006
March 20 2006	$0.50
June 26 2006	$0.50
September 18 2006	$0.52
December 21 2006	$0.53

2007
March 22 2007	$0.54
June 21 2007	$0.55
September 13 2007	$0.55
December 10 2007	$0.55

On February 14 2008 the Board declared a dividend of $0.55 per share which was paid on March 10 2008.

B. SIGNIFICANT CHANGES

None.

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

The Company’s common shares were listed on the New York Stock Exchange, or NYSE, on June 15 2004 and commenced trading on that date under the symbol “SFL”.

The following table sets forth the fiscal years high and low closing prices for the common shares on the NYSE since the date of listing.

	High	Low
Fiscal year ended December 31
2007	$31.54	$22.24
2006	$23.80	$16.33
2005	$24.00	$16.70
2004	$26.16	$11.55

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the common shares on the NYSE since the date of listing.

	High	Low
Fiscal year ended December 31
First quarter	$27.90	$22.24
Second quarter	$31.42	$27.44
Third quarter	$31.54	$25.23
Fourth quarter	$28.46	$24.64

	High	Low
Fiscal year ended December 31
First quarter	$18.75	$16.70
Second quarter	$17.64	$16.33
Third quarter	$21.00	$17.91
Fourth quarter	$23.80	$19.31

The following table sets forth, for the most recent six months, the high and low prices for the common shares on the NYSE.

	High	Low

February 2008	$28.01	$25.84
January 2008	$27.80	$23.64
December 2007	$28.46	$24.64
November 2007	$26.51	$24.92
October 2007	$27.41	$25.78
September 2007	$28.77	$25.85

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not Applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum of Association of the Company has previously been filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-4/A, (Registration No. 333-115705) filed with the Securities and Exchange Commission on May 25 2004, and is hereby incorporated by reference into this Annual Report.

At the 2007 Annual General Meeting of the Company the shareholders voted to amend the Company’s Bye-Laws to ensure conformity with recent revisions to the Bermuda Companies Act 1981, as amended. These amended Bye-Laws of the Company as adopted by shareholders on September 28 2007 have been filed as Exhibit 1 to the Company's 6-K filed on October 22 2007, and are hereby incorporated by reference into this Annual Report.

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

Bermuda law permits the Bye-laws of a Bermuda company to contain provisions excluding personal liability of a director, alternate director, officer, member of a committee authorized under Bye-law 98, resident representative or their respective heirs, executors or administrators to the company for any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the officer or person may be guilty.  Bermuda law also grants companies the power generally to indemnify directors, alternate directors and officers of the Company  and any members authorized under Bye-law 98, resident representatives or their respective heirs, executors or administrators if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, alternate director or officer of the Company or member of a committee authorized under Bye-law 98, resident representative or their respective heirs, executors or administrators or was serving in a similar capacity for another entity at the company's request.

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

Under our Bye-laws annual meetings of shareholders will be held at a time and place selected by our Board of Directors each calendar year. Special meetings of shareholders may be called by our Board of Directors at any time and must be called at the request of shareholders holding at least 10% of our paid-up share capital carrying the right to vote at general meetings. Under our Bye-laws five days’ notice of an annual meeting or any special meeting must be given to each shareholder entitled to vote at that meeting. Under Bermuda law accidental failure to give notice will not invalidate proceedings at a meeting. Our Board of Directors may set a record date at any time before or after any date on which such notice is dispatched.

Special rights attaching to any class of our shares may be altered or abrogated with the consent in writing of not less than 75% of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of such shares voting in person or by proxy.

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

Our Bye-laws provide that no director, alternate director, officer, person or member of a committee, if any, resident representative, or his heirs, executors or administrators, which we refer to collectively as an indemnitee, is liable for the acts, receipts, neglects, or defaults of any other such person or any person involved in our formation, or for any loss or expense incurred by us through the insufficiency or deficiency of title to any property acquired by us, or for the insufficiency or deficiency of any security in or upon which any of our monies shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortuous act of any person with whom any monies, securities, or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in relation to the execution of his duties, or supposed duties, to us or otherwise in relation thereto.  Each indemnitee will be indemnified and held harmless out of our funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, alternate director, officer, person or committee member or resident representative (or in his reasonable belief that he is acting as any of the above).  In addition, each indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee’s favor, or in which he is acquitted.  We are authorized to purchase insurance to cover any liability he may incur under the indemnification provisions of its Bye-laws.

C. MATERIAL CONTRACTS

Frontline Time Charters

We have chartered most of our tankers and OBOs to the Frontline Charterers under long term time charters, which will extend for various periods depending on the age of the vessels, ranging from approximately five to 19 years. We refer you to Item 4.D. "Property, Plant and Equipment" for the relevant charter termination dates for each of our vessels.  The daily base charter rates payable to us under the charters have been fixed in advance and will decrease as our vessels age, and the Frontline Charterers have the right to terminate a charter for a non-double hull vessel beginning on each vessel’s anniversary date in 2010.

With the exceptions described below, the daily base charter rates for our charters with the Frontline Charterers, which are payable to us monthly in advance for a maximum of 360 days per year (361 days per leap year), are as follows:

Year	VLCC	Suezmax/OBO

2003 to 2006	$25,575	$21,100
2007 to 2010	$25,175	$20,700
2011 and beyond	$24,175	$19,700

The daily base charter rates for vessels that reach their 18th delivery date anniversary, in the case of non-double hull vessels, or their 20th delivery date anniversary, in the case of double hull vessels, will decline to $18,262 per day for VLCCs and $15,348 for Suezmax tankers after such dates, respectively.

The exceptions to the above rates are for the following vessels on daily base charterhire to Frontline Shipping II, these rates also payable to us monthly in advance for a maximum of 360 days per year (361 days per leap year), as follows:

Vessel	2005 to 2006	2007 to 2010	2011 to 2018	2019 and beyond

Front Champion	$31,340	$31,140	$30,640	$28,464
Front Century	$31,501	$31,301	$30,801	$28,625
Golden Victory	$33,793	$33,793	$33,793	$33,793
Front Energy	$30,014	$30,014	$30,014	$30,014
Front Force	$29,853	$29,853	$29,853	$29,853

In addition, the base charter rate for our non-double hull vessels will decline to $7,500 per day on each vessel's anniversary date in 2010, at which time the relevant Frontline Charterer will have the option to terminate the charters for those vessels. Each charter also provides that the base charter rate will be reduced if the vessel does not achieve the performance specifications set forth in the charter. The related management agreement provides that Frontline Management will reimburse us for any such reduced charter payments. The Frontline Charterers have the right under a charter to direct us to bareboat charter the related vessel to a third party. During the term of the bareboat charter, the Frontline Charterer will continue to pay us the daily base charter rate for the vessel, less $6,500 per day. The related management agreement provides that our obligation to pay the $6,500 fixed fee to Frontline Management will be suspended for so long as the vessel is bareboat chartered.

Under the charters we are required to keep the vessels seaworthy, and to crew and maintain them. Frontline Management performs those duties for us under the management agreements described below. If a structural change or new equipment is required due to changes in classification society or regulatory requirements, the Frontline Charterers may make them, at their expense, without our consent, but those changes or improvements will become our property. The Frontline Charterers are not obligated to pay us charterhire for off hire days in excess of five off hire days per year per vessel calculated on a fleet-wide basis, which include days a vessel is unable to be in service due to, among other things, repairs or drydockings. However, under the management agreements described below, Frontline Management will reimburse us for any loss of charter revenue in excess of five off hire days per vessel, calculated on a fleet-wide basis.

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

Charter Ancillary Agreement

We have entered into charter ancillary agreements with each of the Frontline Charterers, our relevant vessel-owning subsidiaries and Frontline.  The charter ancillary agreements remain in effect until the last long term charter with the Frontline Charterers terminates in accordance with its terms. Frontline has guaranteed the Frontline Charterers’ obligations under the charter ancillary agreements, except for the Frontline Charterers’ obligations to pay charterhire.

Charter Service Reserve. Frontline Shipping was initially capitalized with $250 million in cash provided by Frontline to support its obligation to make payments to us under the charters. Frontline Shipping II was initially capitalized with approximately $21 million in cash. Due to sales and acquisitions, the current capitalization in Frontline Shipping and Frontline Shipping II are $186 million and $35 million respectively. The capitalization of Frontline Shipping will reduce to $181 million upon the cancellation of the charter for Front Sabang. These funds are being held as a charter service reserve to support each Charterer’s obligation to make charter payments to us under the charters. The Frontline Charterer’s are entitled to use the charter service reserve only (1) to make charter payments to us and (2) for reasonable working capital to meet short term voyage expenses. The Frontline Charterers are required to provide us with monthly certifications of the balances of and activity in the charter service reserve.

Material Covenants.  Pursuant to the terms of the charter ancillary agreement, each Frontline Charterer has agreed not to pay dividends or other distributions to its shareholders or loan, repay or make any other payment in respect of its indebtedness to any of its affiliates (other than us or our wholly owned subsidiaries), unless (1) the relevant Frontline Charterer is then in compliance with its obligations under the charter ancillary agreement, (2) after giving effect to the dividend or other distribution, (A) the Frontline Charterer remains in compliance with such obligations, (B) the balance of the charter service reserve equals at least $186 million in the case of Frontline Shipping (reducing to $181 million upon the cancellation of the charter for Front Sabang), or $35 million in the case of Frontline Shipping II (which threshold will be reduced by $5.3 million and $7.0 million in the case of Frontline Shipping and Frontline Shipping II, respectively, in each event that a charter to which the Frontline Charterer is a party is terminated other than by reason of a default by the Frontline Charterer), which we refer to as the "Minimum Reserve", and (C) it certifies to us that it reasonably believes that the charter service reserve will be equal to or greater than the Minimum Reserve level for at least 30 days after the date of that dividend or distribution, taking into consideration its reasonably expected payment obligations during such 30-day period, (3) any charterhire payments deferred pursuant to the deferral provisions described below have been fully paid to us and (4) any profit sharing payments deferred pursuant to the profit sharing payment provisions described below have been fully paid to us. In addition, each Frontline Charterer has agreed to certain other restrictive covenants, including restrictions on its ability to, without our consent:

•	amend its organizational documents in a manner that would adversely affect us;

•	violate its organizational documents;

•	engage in businesses other than the operation and chartering of our vessels (not applicable for Frontline Shipping II);

•	incur debt, other than in the ordinary course of business;

•
sell all or substantially all of its assets or the assets of the relevant Frontline Charterer and its subsidiaries taken as a whole, or enter into any merger, consolidation or business combination transaction;

•	enter into transactions with affiliates, other than on an arm's-length basis;

•	permit the incurrence of any liens on any of its assets, other than liens incurred in the ordinary course of business;

•	issue any capital stock to any person or entity other than Frontline; and

•	make any investments in, provide loans or advances to, or grant guarantees for the benefit of any person or entity other than in the ordinary course of business.

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

Profit Sharing Payments.  Under the terms of the charter ancillary agreements, the Frontline Charterers have agreed to pay us a profit sharing payment equal to 20% of the charter revenues they realize on our fleet above specified threshold levels, paid annually and calculated on an average TCE basis. For each profit sharing period the threshold is calculated as the number of days in the period multiplied by the daily threshold TCE rates for the applicable vessels.  After 2010 all of our non-double hull vessels will be excluded from the annual profit sharing payment calculation. For purposes of calculating bareboat revenues on a TCE basis, vessel operating expenses are assumed to equal $6,500 per day. Each of the Frontline Charterers has agreed to use its commercial best efforts to charter our vessels on market terms and not to give preferential treatment to the marketing of any other vessels owned or managed by Frontline or its affiliates.

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

Collateral Arrangements.  The charter ancillary agreements provide that the obligations of the Frontline Charterers to us under the charters and the charter ancillary agreements are secured by a lien over all of the assets of the Frontline Charterers and a pledge of the equity interests in the Frontline Charterers.

Default.  An event of default shall be deemed to occur under the charter ancillary agreements if:

•
the relevant Frontline Charterer materially breaches any of its obligations under any of the charters, including the failure to make charterhire payments when due, subject to Frontline Shipping’s deferral rights explained above;

•	the relevant Frontline Charterer or Frontline materially breaches any of its obligations under the applicable charter ancillary agreement or the Frontline performance guarantee;

•	Frontline Management materially breaches any of its obligations under any of the management agreements; or

•	Frontline Shipping and Frontline Shipping II fails at any time to hold at least $55 million or $7.5 million in cash and cash equivalents, respectively.

Upon the occurrence of any event of default under a charter ancillary agreement that continues for 30 days after we give the relevant Frontline Charterer notice of such default, we may elect to:

•	terminate any or all of the relevant charters with the relevant Frontline Charterer; and

•	foreclose on any or all of our security interests described above with respect to the relevant Frontline Charterer; and/or

•	pursue any other available rights or remedies.

Frontline Performance Guarantee

Frontline has issued a performance guarantee with respect to the charters, the charter ancillary agreements, the management agreements and the administrative services agreement. Pursuant to the performance guarantee, Frontline has guaranteed the following obligations of the Frontline Charterers and Frontline Management:

•	the performance of the obligations of the Frontline Charterers under the charters with the exception of payment of charter hire, which is not guaranteed;

•	the performance of the obligations of the Frontline Charterers under the charter ancillary agreements;

•
the performance of the obligations of Frontline Management under the management agreements, provided however that Frontline's obligations with respect to indemnification for environmental matters shall not extend beyond the protection and indemnity insurance coverage with respect to any vessel required by us under the management agreements; and

•	the performance of the obligations of Frontline Management under the administrative services agreement.

Frontline’s performance guarantee shall remain in effect until all obligations of the Frontline Charterers or Frontline Management, as the case may be, that have been guaranteed by Frontline under the performance guarantee have been performed and paid in full.

Vessel Management Agreements

Our tanker owning subsidiaries that we acquired from Frontline entered into fixed rate management agreements with Frontline Management effective January 1 2004. Under the management agreements, Frontline Management is responsible for all technical management of the vessels, including crewing, maintenance, repair, certain capital expenditures, drydocking, vessel taxes and other vessel operating expenses. In addition, if a structural change or new equipment is required due to changes in classification society or regulatory requirements, Frontline Management will be responsible for making them, unless Frontline Shipping does so under the charters. Frontline Management outsources many of these services to third party providers.

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

Administrative Services Agreement

We have an administrative services agreement with Frontline Management under which they provide us with certain administrative support services.  For periods up to December 31 2006, we and each of our vessel-owning subsidiaries paid Frontline Management a fixed fee of $20,000 per year for services under the agreement, and agreed to reimburse Frontline Management for reasonable third party costs, if any, advanced on our behalf by Frontline. The original agreement has been amended, such that from January 1 2007 onwards we pay Frontline Management our allocation of the actual costs they incur on our behalf, plus a margin (see Exhibit 4.10). Frontline guarantees to us Frontline Management's performance under this administrative services agreement.

D. EXCHANGE CONTROLS

We are classified by the Bermuda Monetary Authority as a non-resident of Bermuda for exchange control purposes.

The transfer of Common Shares between persons regarded as resident outside Bermuda for exchange control purposes may be effected without specific consent under the Exchange Control Act of 1972 and regulations there under, and the issuance of Common Shares to persons regarded as resident outside Bermuda for exchange control purposes may be effected without specific consent under the Exchange Control Act of 1972 and regulations there under. Issues and transfers of Common Shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act of 1972.

The owners of Common Shares who are ordinarily resident outside Bermuda are not subject to any restrictions on their rights to hold or vote their shares. Because we have been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on our ability to transfer funds into and out of Bermuda or to pay dividends to U.S. residents who are holders of Common Shares, other than in respect of local Bermuda currency.

E. TAXATION

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.  Unless otherwise noted, references to the “Company” include the Company’s Subsidiaries. This discussion assumes that we do not have an office or other fixed place of business in the United States.

Taxation of the Company’s Shipping Income: In General

The Company anticipates that it will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease from time or voyage charters and the performance of services directly related thereto, which the Company refers to as “shipping income.”

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. The Company is not permitted by law to engage in transportation that gives rise to 100% U.S. source income.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to U.S. federal income tax.

Based upon the Company’s anticipated shipping operations, the Company’s vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. taxation under Section 883 of the Code, the Company will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

Application of Code Section 883

Under the relevant provisions of Section 883 of the Code (“Section 883”), the Company will be exempt from U.S. taxation on its U.S. source shipping income if:

(i)
It is organized in a qualified foreign country which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883 (a “qualified foreign country”) and which the Company refers to as the “country of organization requirement”; and

(ii)	It can satisfy any one of the following two stock ownership requirements for more than half the days during the taxable year:

●
the Company’s stock is “primarily and regularly” traded on an established securities market located in the United States or a qualified foreign country, which the Company refers to as the “Publicly-Traded Test”; or

●
more than 50% of the Company’s stock, in terms of value, is beneficially owned by any combination of one or more individuals who are residents of a qualified foreign country or foreign corporations that satisfy the country of organization requirement and the Publicly-Traded Test, which the Company refers to as the “50% Ownership Test.”

The U.S. Treasury Department has recognized Bermuda, the country of incorporation of the Company and certain of its subsidiaries, as a qualified foreign country. In addition, the U.S. Treasury Department has recognized Liberia, Panama, the Isle of Man, Singapore, the Marshall Islands, Malta and Cyprus, the countries of incorporation of certain of the Company’s subsidiaries, as qualified foreign countries.  Accordingly, the Company and its vessel-owning subsidiaries satisfy the country of organization requirement.

Therefore, the Company’s eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements.

For the 2007 tax year, the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, the Company’s stock was primarily and regularly traded on the New York Stock Exchange.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income, the Company’s U.S. source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of the Company’s shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company’s shipping income would never exceed 2% under the 4% gross basis tax regime.

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

As used herein, the term “U.S. Holder” means a beneficial owner of our common stock that (i) is a U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust and (ii) owns our common stock as a capital asset, generally, for investment purposes.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  If you are a partner in a partnership holding our common stock, you are encouraged to consult your own tax advisor on this issue.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles.  Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain.  Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common stock is listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend.

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

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock.  Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the common stock is greater than one year at the time of the sale, exchange or other disposition.  A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

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

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary’s stock.  Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year.  Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income.  Correspondingly, we believe that such income does not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC.  We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  In addition, we have received an opinion from our Counsel, Seward & Kissel LLP, that it is more likely than not that our income from time charters will not be treated as passive income for purposes of determining whether we are a PFIC. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position.  In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund”, which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder.  The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits.  Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed.  An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock.  If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock.  The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.  A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount.  Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e. the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock.  Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable years before the Company became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock.  If a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements.  Such payments will also be subject to “backup withholding” if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

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

Liberian Taxation

The Republic of Liberia enacted a new income tax act effective as of January 1 2001 (the “New Act”).  In contrast to the income tax law previously in effect since 1977 (the “Prior Law”), which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of a non-resident Liberian corporation, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping, such as our Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1 2001 (the “New Regulations”).  In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance.  Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from Liberian income tax as under the Prior Law.

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

F. DIVIDENDS AND PAYING AGENTS

Not Applicable

G. STATEMENT BY EXPERTS

Not Applicable

H. DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 Fifth Street, N.E., Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the public reference facilities maintained by the Commission at its principal office in Washington, D.C. 20549.  The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at our principal executive offices at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda HM 08.

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

Our exposure to interest rate risk relates primarily to our debt and related interest rate swaps. The majority of this exposure derives from our floating rate debt, which totaled $1,821 million at December 31 2007 (2006: $1,466 million). We have entered into interest rate swap agreements to manage this exposure to interest rate changes by swapping floating interest rates with fixed interest rates. At December 31 2007 we had swaps with a total notional principal of $884 million (2006: $739 million).  The swap agreements mature between February 2009 and May 2019, and we estimate that we would pay $18 million to terminate these agreements as of December 31 2007 (2006: receive $9 million).  At December 31 2007 $280 million (2006: $155 million) of our outstanding debt was also subject to interest adjustment clauses under charter contracts with the relevant charterers. At December 31 2007 we had also entered into total return bond swaps in respect of $122 million (2006: $52 million) of our 8.5% debentures, which effectively translates the underlying principal amount into floating rate debt.

At December 31 2007 our net exposure to interest rate fluctuations on our outstanding debt was $779 million (2006: $791 million). Our net exposure to interest fluctuations is based on our total floating rate debt outstanding at December 31 2007, plus the outstanding under the bond swap line at December 31 2007, less the outstanding floating rate debt subject to interest adjustment clauses and the notional principal of our floating to fixed interest rate swaps outstanding at December 31 2007.  A one per cent change in interest rates would thus increase or decrease interest expense by $8 million per year as of December 31 2007 (2006: $8 million).

The fair market value of our fixed rate debt was $457 million as of December 31 2007 (2006: $449 million).

In October 2007 the Board of Directors of the Company approved a share repurchase program of up to seven million shares. Initially the program is to be financed through the use of Total Return Swaps (“TRS”) indexed to the Company’s own shares, whereby the counterparty acquires shares in the Company, and the Company carries the risk of fluctuations in the share price of the acquired shares. At December 31 2007 the counterparty had acquired approximately 349,000 shares in the Company under this arrangement and a further 343,000 shares have been acquired so far in 2008.  These open positions expose the Company to market risk associated with fluctuations in the Company’s share price. It is estimated that a 10% reduction in the Company’s share price below the price at which the counterparty acquired the shares would generate an adverse fair value adjustment of up to $1.7 million, depending to a small degree on the counterparty’s funding costs and the Company’s dividend payments.

In addition to the above TRS transactions indexed to the Company’s own securities, the Company may from time to time enter into short-term TRS arrangements relating to securities in other companies.

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

a) Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31 2007. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of the evaluation date.

b) Management’s annual report on internal controls over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Securities Exchange Act of 1934.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company’s management and directors; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) published in its report entitled Internal Control-Integrated Framework.

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company’s internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31 2007. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company’s internal controls over financial reporting are effective as of December 31 2007.

The effectiveness of the Company’s internal control over financial reporting as of December 31 2007 has been audited by Moore Stephens, P.C., an independent registered public accounting firm, as stated in their report which appears herein.

c) Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16 A.     AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that our Audit Committee has one Audit Committee Financial Expert. Kate Blankenship is an independent Director and is the Audit Committee Financial Expert.

ITEM 16 B.     CODE OF ETHICS

We have adopted a Code of Ethics that applies to all entities controlled by us and our employees, directors, officers and agents of the Company. The Code of Ethics has previously been filed as Exhibit 11.1 to our Annual Report on Form 20-F for the fiscal year ended December 31 2004, filed with the Securities and Exchange Commission on June 30 2005, and is hereby incorporated by reference into this Annual Report.

ITEM 16 C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2007 and 2006 was Moore Stephens, P.C. The following table sets forth the fees related to audit and other services provided by Moore Stephens, P.C.

	2007	2006

Audit Fees (a)	$475,000	$300,000
Audit-Related Fees (b)	$37,500	$43,771
Tax Fees (c)	-	-
All Other Fees (d)	8,500	-
Total	$521,000	$343,771

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

Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company.   All services provided by the principal auditor in 2007 and 2006 were approved by the Board pursuant to the pre-approval policy.

ITEM 16 D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16 E.	PURCHASE OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
06/01/05 to 06/30/05	300,000 (1)	$19.58	-	-
10/01/05 to 10/31/05	336,400 (1)	$19.43	-	-
11/01/05 to 11/30/05	520,700 (1)	$18.95	-	-
12/01/05 to 12/31/05	600,000 (1)	$18.01	-	-
01/10/06 to 01/20/06	400,000 (1)	$18.03	-	-
19/10/2007 to 31/21/2007	-	-	-	7,000,000 (2)
Total	2,157,100	$18.68	-	7,000,000

1.	The shares repurchased in the period were not part of a publicly announced plan or program. The repurchases were made in open-market transactions.

2.
In October 2007 the Board of Directors of the Company approved a share repurchase program of up to seven million shares. Initially the program is to be financed through the use of Total Return Swaps (“TRS”) indexed to the Company’s own shares, whereby the counterparty acquires shares in the Company, and the Company carries the risk of fluctuations in the share price of the acquired shares. The settlement amount for each TRS transaction will be (A) the proceeds on sale of the shares plus all dividends received by the counterparty while holding the shares, less (B) the cost of purchasing the shares and the counterparty’s financing costs. Settlement will be either a payment from or to the counterparty, depending on whether A is more or less than B.  At December 31 2007 the counterparty had acquired approximately 349,000 shares in the Company under this arrangement and a further 343,000 shares have been acquired so far in 2008. At present there is no obligation for the Company to purchase any shares from the counterparty, and this arrangement has been recorded as a derivative transaction (see Note 20).

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-28 are filed as part of this annual report:

ITEM 19.         EXHIBITS

Number	Description of Exhibit

1.1*
Memorandum of Association of Ship Finance International Limited (the “Company”), incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement, SEC File No. 333-115705, filed on May 21 2004 (the “Original Registration Statement”).

1.4*	Amended and Restated Bye-laws of the Company, as adopted on September 28 2007, incorporated by reference to Exhibit 1 of the Company’s 6-K filed on October 22 2007.

2.1*	Form of Common Stock Certificate of the Company, incorporated by reference to Exhibit 4.1 of the Company’s Original Registration Statement.

4.1*	Indenture relating to 8.5% Senior Notes due 2013, dated December 18 2003, incorporated by reference to Exhibit 4.4 of the Company’s Original Registration Statement.

4.2*	Form of $1.058 billion Credit Facility, incorporated by reference to Exhibit 10.1 of the Company’s Original Registration Statement.

4.3*	Fleet Purchase Agreement dated December 11 2003, incorporated by reference to Exhibit 10.2 of the Company’s Original Registration Statement.

4.4*	Form of Performance Guarantee issued by Frontline Limited, incorporated by reference to Exhibit 10.3 of the Company’s Original Registration Statement.

4.5*	Form of Time Charter, incorporated by reference to Exhibit 10.4 of the Company’s Original Registration Statement.

4.6*	Form of Vessel Management Agreements, incorporated by reference to Exhibit 10.5 of the Company’s Original Registration Statement.

4.7*	Form of Charter Ancillary Agreement dated January 1 2004, incorporated by reference to Exhibit 10.6 of the Company’s Original Registration Statement.

4.8	Amendments dated August 21 2007, to Charter Ancillary Agreements.

4.9*	Form of Administrative Services Agreement, incorporated by reference to Exhibit 10.7 of the Company’s Original Registration Statement.

4.10	New Administrative Services Agreement dated November 29 2007.

4.11*	Form of Loan Agreement dated February 3 2005, incorporated by reference to Exhibit 4.9 of the Company’s 2006 Annual Report as filed on Form 20-F on July 2 2007.

4.12*	Form of Amended Loan Agreement dated September 18 2006, incorporated by reference to Exhibit 4.10 of the Company’s 2006 Annual Report as filed on Form 20-F on July 2 2007.

4.13*	Share Option Scheme, incorporated by reference to Exhibit 2.2 of the Company’s 2006 Annual Report as filed on Form 20-F on July 2 2007.

8.1	Subsidiaries of the Company.

11.1*	Code of Ethics, incorporated by reference to Exhibit 11.1 of the Company’s 2004 Annual Report as filed on Form 20-F on June 30 2005.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ship Finance International Limited
(Registrant)

Date March 17 2008

                                By/s/ Ole B. Hjertaker
                                Ole B. Hjertaker
                                Principal Financial Officer

Ship Finance International Limited,

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Ship Finance International Limited

We have audited the accompanying consolidated balance sheets of Ship Finance International Limited as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007.  We also have audited Ship Finance International Limited’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Ship Finance International Limited's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s annual report on internal controls over financial reporting.  Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ship Finance International Limited as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, Ship Finance International Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Moore Stephens, P.C.

Moore Stephens, P.C.
New York, New York
March 13, 2008

Ship Finance International Limited

CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31 2007,  2006 and 2005
(in thousands of $, except per share amounts)

	2007	2006	2005
Operating revenues
Finance lease interest income from related parties	185,032	177,840	176,030
Finance lease interest income from non-related parties	1,648	4,740	1,444
Finance lease service revenues from related parties	102,070	106,791	92,265
Profit sharing revenues from related parties	52,527	78,923	88,096
Time charter revenues	23,675	53,087	62,605
Bareboat charter revenues from related parties	7,417	-	-
Bareboat charter revenues from non-related parties	24,588	3,986	7,325
Other operating income/(expense)	1,835	(709)	9,745
Total operating revenues	398,792	424,658	437,510

Gain / (loss) on sale of assets	41,669	9,806	(654)

Operating expenses
Ship operating expenses to related parties	103,399	116,362	108,957
Ship operating expenses to non-related parties	2,841	1,595	1,283
Voyage expenses and commission	921	1,736	3,600
Depreciation	20,636	14,490	19,907
Administrative expenses to related parties	1,245	1,184	1,013
Administrative expenses to non-related parties	6,538	5,400	1,434
Total operating expenses	135,580	140,767	136,194

Net operating income	304,881	293,697	300,662

Non-operating income / (expense)
Interest income	6,781	3,978	3,343
Interest expense	(130,401)	(113,588)	(111,935)
Other financial items, net	(14,477)	(3,556)	17,476
Net income before equity in earnings of associated companies	166,784	180,531	209,546

Equity in earnings of associated companies	923	267	-

Net income	167,707	180,798	209,546
Per share information:

Basic earnings per share	$2.31	$2.48	$2.84

Diluted earnings per share	$2.30	$2.48	$2.84

Cash dividends paid	$2.19	$2.05	$2.00

The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited

CONSOLIDATED BALANCE SHEETS
as of December 31 2007 and December 31 2006
(in thousands of $)

	2007	2006
ASSETS
Current assets
Cash and cash equivalents	78,255	64,569
Restricted cash	26,983	12,937
Trade accounts receivable	28	491
Due from related parties	42,014	63,024
Other receivables	116	3,906
Inventories	267	331
Prepaid expenses and accrued income	301	180
Investment in finance leases, current portion	178,920	150,492
Financial instruments: mark to market valuation of receivable amounts	6,711	20,738
Other current assets	-	11,223
Total current assets	333,595	327,891

Vessels and equipment	607,978	308,313
Accumulated depreciation on vessels and equipment	(24,734)	(69,422)
Vessels and equipment, net	583,244	238,891
Newbuilding contracts	46,259	7,658
Investment in finance leases, long-term portion	1,963,470	1,958,691
Investment in associated companies	4,530	3,698
Other long-term investments	2,008	-
Deferred charges	16,922	16,848
Total assets	2,950,028	2,553,677

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	179,428	144,451
Trade accounts payable	97	533
Due to related parties	5,693	14,411
Accrued expenses	16,972	11,262
Financial instruments: mark to market valuation of payable amounts	21,224	8,743
Other current liabilities	4,511	2,998
Total current liabilities	227,925	182,398
Long-term liabilities
Long-term debt	2,090,566	1,770,749
Other long-term liabilities	17,060	-
Total liabilities	2,335,551	1,953,147
Commitments and contingent liabilities	-	-
Stockholders’ equity
Share capital	72,744	72,744
Contributed surplus	485,856	464,478
Accumulated other comprehensive loss	(13,894)	(71)
Retained earnings	69,771	63,379
Total stockholders’ equity	614,477	600,530
Total liabilities and stockholders’ equity	2,950,028	2,553,677

The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31 2007, 2006 and 2005
(in thousands of $)

	2007	2006	2005
Operating activities
Net income	167,707	180,798	209,546
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	20,636	14,490	19,907
Amortization of deferred charges	3,358	3,069	16,524
Amortization of seller’s credit	(440)	-	-
Equity in earnings of associated companies	(923)	(4,205)	-
(Gain)/ loss on sale of assets	(41,669)	(9,806)	654
Adjustment of derivatives to market value	12,557	6,375	(14,732)
Other	2,034	(5,091)	(4,708)
Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	463	3,455	6,241
Due from related parties	19,950	30,803	40,374
Other receivables	790	525	940
Inventories	64	352	3,191
Prepaid expenses and accrued income	(121)	(74)	129
Other current assets	11,223	(12,245)	5,266
Trade accounts payable	(436)	(445)	(1,291)
Accrued expenses	5,710	476	(2,139)
Other current liabilities	1,513	1,683	932
Net cash provided by operating activities	202,416	210,160	280,834

Investing activities
Investment in finance lease assets	(210,000)	-	-
Repayments from investments in finance leases	173,193	136,760	94,777
Acquisition of subsidiaries, net of cash acquired	-	(34,810)	(518,182)
Additions to newbuildings	(47,383)	(7,658)	-
Purchase of vessels	(434,283)	(266,750)	(79,772)
Proceeds from sales of vessels	152,659	58,943	229,800
Investments in associated companies	91	508	-
Net proceeds from /(cost of) other investments	992	(3,000)	-
Net (placement)/maturity of restricted cash	(14,046)	(11,362)	3,804
Net cash (used in) investing activities	(378,777)	(127,369)	(269,573)

Financing activities
Repurchases of shares	-	(7,212)	(33,083)
Proceeds from issuance of long-term debt	620,224	312,588	1,571,429
Repayments of long-term debt	(265,430)	(190,716)	(1,253,503)
Debt fees paid	(3,432)	(1,047)	(7,347)
Cash dividends paid	(159,335)	(149,123)	(148,863)
Deemed dividends received	4,642	31,741	50,560
Deemed dividends paid	(6,622)	(47,310)	(186,790)
Net cash provided by / (used in) financing activities	190,047	(51,079)	(7,597)

Net change in cash and cash equivalents	13,686	31,712	3,664
Cash and cash equivalents at start of the year	64,569	32,857	29,193
Cash and cash equivalents at end of the year	78,255	64,569	32,857

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	123,777	111,823	92,315

The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND
COMPREHENSIVE INCOME
for the years ended December 31 2007, 2006 and 2005
(in thousands of $, except number of shares)

	2007	2006	2005
Number of shares outstanding
At beginning of year	72,743,737	73,143,737	74,900,837
Shares repurchased and cancelled	-	(400,000)	(1,757,100)
At end of year	72,743,737	72,743,737	73,143,737

Share capital
At beginning of year	72,744	73,144	74,901
Shares repurchased and cancelled	-	(400)	(1,757)
At end of year	72,744	72,744	73,144

Contributed surplus
At beginning of year	464,478	441,105	463,261
Shares repurchased and cancelled	-	(6,811)	(31,327)
Employee stock options issued	785	49	-
Amortization of deferred equity contributions	20,593	30,135	9,171
At end of year	485,856	464,478	441,105

Accumulated other comprehensive loss
At beginning of year	(71)	-	-
Other comprehensive loss	(13,823)	(71)	-
At end of year	(13,894)	(71)	-

Retained earnings
At beginning of year	63,379	47,273	122,820
Net income	167,707	180,798	209,546
Cash dividends paid	(159,335)	(149,123)	(148,863)
Deemed dividends received	4,642	31,741	50,560
Deemed dividends paid	(6,622)	(47,310)	(186,790)
At end of year	69,771	63,379	47,273
Total Stockholders’ Equity	614,477	600,530	561,522

Comprehensive income
Net income	167,707	180,798	209,546

Fair value adjustment to hedging financial instruments	(13,948)	-	-
Other comprehensive income (loss)	125	(71)	-
Total other comprehensive loss	(13,823)	(71)	-

Comprehensive income	153,884	180,727	209,546

The accompanying notes are an integral part of these consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Notes to the Consolidated Financial Statements

1.	GENERAL

Ship Finance International Limited (“Ship Finance” or the “Company”), a publicly listed company on the New York Stock Exchange (ticker SFL), was incorporated in Bermuda in October 2003 as a subsidiary of Frontline Ltd. (“Frontline”) for the purpose of acquiring certain of the shipping assets of Frontline. In December 2003 Ship Finance issued $580 million of 8.5% senior notes and in the first quarter of 2004 the Company used the proceeds of the notes issue, together with a refinancing of existing debt, to fund the acquisition from Frontline of a fleet of 47 crude oil tankers (including one purchase option for a tanker). The ships were all chartered back to two Frontline subsidiaries, Frontline Shipping Limited and Frontline Shipping II Limited (the “Frontline Charterers”) for most of their estimated remaining lives. The Company also entered into fixed rate management and administrative services agreements with Frontline to provide for the operation and maintenance of the Company’s tankers and administrative support services. The charters and the management services agreements were each given economic effect as of January 1 2004 (see Note 19). Since then the Company has acquired additional vessels, in line with its strategy to diversify its asset and customer base, and several of the non-double hull tankers acquired in the original fleet have been sold, as part of the planned management of the fleet.

As of December 31 2007, the Company owned 27 very large crude oil carriers (“VLCCs”), seven Suezmax crude oil carriers, eight oil/bulk/ore carriers (“OBOs”), one Panamax drybulk carrier, eight container vessels, two jack-up drilling rigs and five offshore supply vessels. Included in the above is the single-hull VLCC Front Vanadis, which is subject to a hire-purchase agreement, the Suezmax crude oil carrier Front Maple, which was sold and delivered in January 2008, and the offshore supply vessel Sea Trout, which was also sold and delivered in January 2008. The Panamax drybulk carrier referred to above is owned by a wholly-owned subsidiary of the Company that is accounted for using the equity method (see Note 13). In addition, as at December 31 2007, the Company had contracted to acquire two Suezmax tankers, five container vessels, two Capesize drybulk carriers, three seismic vessels and two offshore supply vessels.

Since its incorporation in 2003 and public listing in 2004, Ship Finance has established itself as a leading international ship-owning company, expanding both its asset and customer base.  The Company’s principal strategy is to generate stable and increasing cash flows by chartering its assets under medium to long-term time or bareboat charters to a diverse group of customers across the maritime and offshore industries.

2.	ACCOUNTING POLICIES

Basis of Accounting

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries.  All inter-company balances and transactions have been eliminated on consolidation.

Consolidation of variable interest entities

A variable interest entity is defined by Financial Accounting Standards Board Interpretation (“FIN”) 46(R) as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

FIN 46(R) requires a variable interest entity to be consolidated if any of its interest holders are entitled to a majority of the entity's residual return or are exposed to a majority of its expected losses.

We evaluate our subsidiaries, and any other entity in which we hold a variable interest, in order to determine whether we are the primary beneficiary of the entity, and where it is determined that we are the primary beneficiary we fully consolidate the entity.

Investments in associated companies

Investments in companies over which the Company exercises significant influence but does not consolidate are accounted for using the equity method. The Company records its investments in equity-method investees on the consolidated balance sheets as “Investment in associated companies” and its share of the investees’ earnings or losses in the consolidated statements of operations as “Equity in earnings of associated companies”. The excess, if any, of purchase price over book value of the Company’s investments in equity method investees is included in the accompanying consolidated balance sheets in “Investment in associated companies”.

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

Foreign currencies

The Company’s functional currency is the U.S. dollar as the majority of revenues are received in U.S. dollars and a majority of the Company’s expenditures are made in U.S. dollars. The Company’s reporting currency is also the U.S. dollar. Most of the Company’s subsidiaries report in U.S. dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet date. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency transaction gains or losses are included in the consolidated statements of operations.

Revenue and expense recognition

Revenues and expenses are recognized on the accrual basis. Revenues are generated from time charter hire, bareboat charter hire, finance lease interest income, finance lease service revenues and profit sharing arrangements.

Each charter agreement is evaluated and classified as an operating or a capital lease. Rental receipts from operating leases are recognized to income over the period to which the payment relates.

Rental payments from capital leases are allocated between lease service revenues, if applicable, finance lease interest income and repayment of net investment in finance leases. The amount allocated to lease service revenue is based on the estimated fair value, at the time of entering the lease agreement, of the services provided which consist of ship management and operating services.

Any contingent elements of rental income, such as profit share or interest rate adjustments, are recognized when the contingent conditions have materialized and the rentals are due and collectible.

Cash and cash equivalents

For the purposes of the statement of cash flows, all demand and time deposits and highly liquid, low risk investments with original maturities of three months or less are considered equivalent to cash.

Depreciation of vessels and equipment (including operating lease assets)

The cost of fixed assets less estimated residual value is depreciated on a straight-line basis over the estimated remaining economic useful life of the asset. The estimated economic useful life for the Company’s rigs is 30 years, and for other vessels it is 25 to 30 years depending on the vessel type.

Where an asset is subject to an operating lease that includes fixed price purchase options, the projected net book value of the asset is compared to the option price at the various option dates. If any option price is less than the projected net book value at an option date, the initial depreciation schedule is amended so that the carrying value of the asset is written down on a straight line basis to the option price at the option date. If the option is not exercised, this process is repeated so as to amortize the remaining carrying value, on a straight line basis, to the estimated scrap value or the option price at the next option date, as appropriate.

This accounting policy for the depreciation of fixed assets has the effect that if an option is exercised there will be either a) no gain or loss on the sale of the asset or b) in the event that the option is exercised at a price in excess of the net book value at the option date, a gain will be reported in the statement of operations at the date of delivery to the new owners, under the heading “gain/(loss) on sale of assets”.

Newbuildings

The carrying value of vessels under construction (“newbuildings”) represents the accumulated costs to the balance sheet date which the Company has paid by way of purchase installments and other capital expenditures together with capitalized loan interest and associated finance costs. During the year ended December 31 2007, we capitalized $1.0 million of interest.  No charge for depreciation is made until a newbuilding is put into operation.

Investment in Finance Leases

Leases (charters) of our vessels where we are the lessor are classified as either finance leases or operating leases, based on an assessment of the terms of the lease. For charters classified as finance leases, the minimum lease payments (reduced in the case of time-chartered vessels by projected vessel operating costs) plus the estimated residual value of the vessel are recorded as the gross investment in the finance lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned finance lease interest income. Over the period of the lease each charter payment received, net of vessel operating costs if applicable, is allocated between “finance lease interest income” and “repayments from investments in finance leases” in such a way as to produce a constant percentage rate of return on the balance of the net investment in the finance lease. Thus, as the balance of the net investment in each finance lease decreases, less of each lease payment received is allocated to finance lease interest income and more is allocated to finance lease repayment. The portion of each time charter payment received that is allocated to vessel operating costs is classified as “finance lease service revenue”.

Where a finance lease relates to a charter arrangement containing fixed price purchase options, the projected carrying value of the net investment in the finance lease is compared to the option price at the various option dates. If any option price is less than the projected net investment in the finance lease at an option date, the rate of amortization of unearned finance lease interest income is adjusted to reduce the net investment to the option price at the option date. If the option is not exercised, this process is repeated so as to reduce the net investment in the finance lease to the un-guaranteed residual value or the option price at the next option date, as appropriate.

This accounting policy for investments in finance leases has the effect that if an option is exercised there will either be a) no gain or loss on the exercise of the option or b) in the event that an option is exercised at a price in excess of the net investment in the finance lease at the option date, a gain will be reported in the statement of operations at the date of delivery to the new owners.

Deemed Dividends

Until April 2007 certain of the vessels acquired from Frontline remained on charter to third parties under charters which commenced before January 1 2004, the date upon which the Company’s charter arrangements to the Frontline Charterers became economically effective.  The Company’s arrangement with Frontline was that while the Company’s vessels were completing performance of third party charters, the Company paid the Frontline Charterers all revenues earned under the third party charters in exchange for the Frontline Charterers paying the Company the charter rates under the charter agreements with the Frontline Charterers.  The revenues received from these third party charters were accounted for as time charter, bareboat or voyage revenues, as applicable, and the subsequent payment of these amounts to the Frontline Charterers as deemed dividends paid.  The Company accounts for revenues received from the Frontline Charterers prior to the charters becoming effective for accounting purposes as deemed dividends received. This treatment has been applied due to the related party nature of the charter arrangements.

Deemed Equity Contributions

The Company has accounted for the acquisition of vessels from Frontline at Frontline’s historical carrying value.  The difference between the historical carrying value and the net investment in the lease has been recorded as a deferred deemed equity contribution. This deferred deemed equity contribution is presented as a reduction in the net investment in finance leases in the balance sheet.  This results from the related party nature of both the transfer of the vessel and the subsequent finance lease.  The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the new lease arrangement, as lease payments are applied to the principal balance of the lease receivable.

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

Financial Instruments

In determining fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including most derivatives and long term debt, standard market conventions and techniques such as options pricing models are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

Derivatives

Interest rate swaps

The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal.  The fair values of the interest rate swap contracts are recognized as assets or liabilities and for certain of the Company’s swaps changes in fair values are recognized in the consolidated statements of operations. When the interest rate swap qualifies for hedge accounting under Statement of Financial Accounting Standards No.133 (FAS 133), and the Company has formally designated the swap instrument as a hedge to the underlying loan, and when the hedge is effective, the changes in the fair value of the swap are recognized in other comprehensive income.

Total return bond swaps

The Company has entered into short-term total return bond swap lines with banks, whereby the banks acquire the Company’s senior notes and the Company carries the risk of fluctuations in the market price of the acquired notes. The company pays variable rate interest to the banks calculated on the nominal value of the bonds held under the swap arrangement, and receives the fixed rate coupon interest paid on the bonds held by the banks. The fair value of the bond swaps are recognized as an asset or liability, with the changes in fair values recognized in the consolidated statement of operations.

Total return equity swaps

In October 2007 the Board of Directors of the Company approved a share repurchase program of up to seven million shares. Initially the program is to be financed through the use of Total Return Swaps (“TRS”) indexed to the Company’s own shares, whereby the counterparty acquires shares in the Company, and the Company carries the  risk of fluctuations in the share price of the acquired shares. The settlement amount for each TRS transaction will be (A) the proceeds on sale of the shares plus all dividends received by the counterparty while holding the shares, less (B) the cost of purchasing the shares and the counterparty’s financing costs. Settlement will be either a payment from or to the counterparty, depending on whether A is more or less than B. The fair value of each TRS is recorded as an asset or liability, with the changes in fair values recognized in the consolidated statement of operations. The Company may, from time to time, enter into TRS arrangements indexed to shares in other companies and these are reported in the same way (see Note 20).

Drydocking provisions

Normal vessel repair and maintenance costs are charged to expense when incurred. The Company recognizes the cost of a drydocking at the time the drydocking takes place, that is, it applies the “expense as incurred” method.

Earnings per share

Basic earnings per share (“EPS”) is computed based on the income available to common stockholders and the weighted average number of shares outstanding for basic EPS. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

Stock-based compensation

Effective January 1 2006, the Company adopted FAS 123(R) “Share-Based Payment”.  Under FAS 123(R) we are required to expense the fair value of stock options issued to employees over the period the options vest.

Reclassifications

Certain prior year balances have been reclassified to conform to current year presentation.

3.	RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007.

In February 2008 the FASB issued FSP No. FAS157-1 “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP FAS157-1”). FSP FAS157-1 amends FAS 157 to exclude FASB Statement No. 13 “Accounting for Leases” (“FAS 13”) and its related interpretive accounting pronouncements that address leasing transactions. The FASB decided to exclude leasing transactions covered by FAS 13 in order to allow it to more broadly consider the use of fair value measurements for these transactions as part of its project to comprehensively reconsider the accounting for leasing transactions. The Company does not expect the adoption of FAS 157 and FSP FAS157-1 to have a material impact on its financial statements.

In February 2007 the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115” (“FAS 159”). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is effective for fiscal years beginning after November 15 2007. The Company does not expect the adoption of FAS 159 to have a material impact on its financial statements.

In December 2007 the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No.51” (“FAS 160”). FAS 160 is intended to improve the relevance, comparability and transparency of financial information that a reporting entity provides in its consolidated financial statements with reference to a noncontrolling interest in a subsidiary. Such a noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to the parent entity. FAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of FAS 160 to have a material impact on its financial statements.

In December 2007 the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“FAS 141R”). The objective of FAS 141R is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish this, FAS 141R establishes principles and requirements for how the acquirer a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain price, and c)determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141R is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of FAS 141R to have a material impact on its financial statements.

In December 2007 the SEC issued Staff Accounting Bulletin No. 110 (“SAB 110”), relating to share-based payment. SAB 110 expresses the views of the staff regarding the use of a "simplified" method, as discussed in SAB 107, in developing an estimate of expected term of "plain vanilla" share options in accordance with FAS 123 (revised 2004) “Share-Based Payment”. In particular, the staff indicated in SAB 107 that it will accept a company's election to use the simplified method, regardless of whether the company has sufficient information to make more refined estimates of expected term. At the time SAB 107 was issued, the staff believed that more detailed external information about employee exercise behavior (e.g. employee exercise patterns by industry and/or other categories of companies) would, over time, become readily available to companies. Therefore, the staff stated in SAB 107 that it would not expect a company to use the simplified method for share option grants after December 31, 2007. The staff understands that such detailed information about employee exercise behavior may not be widely available by December 31, 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. The Company continues to use the simplified method for making estimates of expected term, as allowed by SAB 110.

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

A reconciliation between the income tax expense resulting from applying statutory income tax rates and the reported income tax expense has not been presented herein, as it would not provide additional useful information to users of the financial statements as the Company’s net income is subject to neither Bermuda nor U.S. tax.

 Other Jurisdictions

Certain of the Company's subsidiaries in Singapore and Norway are subject to taxation. The tax paid by subsidiaries of the Company that are subject to this taxation is not material.

6.	EARNINGS PER SHARE

The computation of basic EPS is based on the weighted average number of shares outstanding during the year. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	Year ended December 31
	2007	2006	2005

Net income available to stockholders	167,707	180,798	209,546

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands)	Year ended December 31
	2007	2006	2005
Basic earnings per share:
Weighted average number of common shares outstanding	72,744	72,764	73,904
Diluted earnings per share:
Weighted average number of common shares outstanding	72,744	72,764	73,904
Effect of dilutive share options	15	-	-
	72,759	72,764	73,904

7.	OPERATING LEASES

Rental income

The minimum future revenues to be received under the Company’s non-cancelable operating leases as of December 31, 2007 are as follows:

(in thousands of $) Year ending December 31
2008	73,518
2009	65,952
2010	62,823
2011	62,656
2012	62,184
Thereafter	382,027
Total minimum lease revenues	709,160

The cost and accumulated depreciation of vessels leased to third parties on operating leases at December 31, 2007 and 2006 were as follows:

(in thousands of $)	2007	2006

Cost	607,978	308,313
Accumulated depreciation	24,734	69,422

8.	GAIN ON SALE OF ASSETS

During the year ended December 31 2007 the Company realized the following gains on sales of vessels:

(in thousands of $) Vessel disposed of	Net Proceeds	Book value on disposal	Gain/(loss)

Front Sunda	24,489	20,454	4,035
Front Comor	24,688	21,154	3,534
Front Granite	22,249	18,291	3,958
Front Traveller	24,374	16,858	7,516
Front Target	23,398	17,696	5,702
Front Transporter	22,820	16,851	5,969
Front Vanadis	28,244	23,862	4,382
Front Birch	23,832	17,259	6,573
	194,094	152,425	41,669

As part of the Company’s strategy to manage its fleet, the vessels sold in 2007 were all non-double hull tankers and all were finance lease assets. The proceeds on disposal are shown net of any charter termination payments.

The Front Vanadis was sold under hire purchase terms terminating in October 2010. Proceeds in respect of this vessel represent the fair value of the new capital lease, net of the charter termination payment of $13.2 million. The Front Vanadis will be included in net investment in finance leases until the termination of the hire purchase lease in 2010.

9.	RESTRICTED CASH

(in thousands of $)	2007	2006

Restricted cash	26,983	12,937

Restricted cash consists mainly of deposits held as collateral by the relevant banks in connection to interest rate swap, bond swap and TRS arrangements (see Note 20). Restricted cash does not include minimum consolidated cash balances required to be maintained as part of the financial covenants in some of the Company’s loan facilities, as these amounts are included in “Cash and cash equivalents”.

10.	TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Trade accounts receivable

Trade accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful trade accounts receivable was zero as of both December 31, 2007 and 2006.

Other receivables

Other receivables are presented net of allowances for doubtful accounts. As of December 31, 2007 and 2006 there was no allowance.

11.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	2007	2006

Cost	607,978	308,313
Accumulated depreciation and amortization	24,734	69,422
Vessels and equipment, net	583,244	238,891

Depreciation and amortization expense was $20.6 million, $14.5 million and $19.9 million for the years ended December 31 2007, 2006 and 2005, respectively.

12.	INVESTMENTS IN FINANCE LEASES

Most of the Company’s VLCCs, Suezmaxes and OBOs are chartered on long term, fixed rate charters to the Frontline Charterers which extend for various periods depending on the age of the vessels, ranging from approximately five to 19 years. The terms of the charters do not provide the Frontline Charterers with an option to terminate the charter before the end of its term, other than with respect to the Company’s non-double hull vessels for which there are termination options commencing in 2010.

The Company’s two jack-up drilling rigs are chartered on long term bareboat charters to SeaDrill Invest I Limited (“SeaDrill I”) and SeaDrill Invest II Limited (“SeaDrill II”), respectively, both wholly owned subsidiaries of Seadrill Limited (“Seadrill”).  The terms of the charters provide the charterers with various call options to acquire the rigs at certain dates throughout the charters, which expire in 2021 and 2022.

As of December 31, 2007, 44 of the Company’s assets were accounted for as finance leases, including the above vessels chartered to the Frontline Charterers and subsidiaries of Seadrill. The following lists the components of the investments in finance leases as of December 31, 2007, all of which are leased to related parties, with the exception of the Front Vanadis, which accounted for $24.9 million of the total investment in finance leases as of December 31, 2007:

(in thousands of $)	2007	2006

Total minimum lease payments to be received	4,195,227	4,330,607
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(1,034,255)	(1,165,139)
Net minimum lease payments receivable	3,160,972	3,165,468
Estimated residual values of leased property (un-guaranteed)	629,149	644,188
Less: unearned income	(1,402,611)	(1,425,740)
	2,387,510	2,383,916
Less: deferred deemed equity contribution	(225,720)	(237,208)
Less: unamortized gains	(19,400)	(37,525)
Total investment in finance leases	2,142,390	2,109,183

Current portion	178,920	150,492
Long-term portion	1,963,470	1,958,691
	2,142,390	2,109,183

The minimum future gross revenues to be received under the Company’s non-cancellable finance leases as of December 31, 2007 are as follows:

(in thousands of $) Year ending December 31

2008	453,235
2009	419,033
2010	358,161
2011	303,347
2012	295,136
Thereafter	2,366,315
Total minimum lease revenues	4,195,227

The non-double hull vessel Front Maple was sold in January 2008 and the above figures include minimum lease payments for this vessel of $7.1 million, $6.5 million and $2.7 million for the years 2008, 2009 and 2010 respectively.

13.	INVESTMENT IN ASSOCIATED COMPANIES

At December 31, 2007 and 2006 the Company has the following participation in an investment that is recorded using the equity method:

	2007	2006

Front Shadow Inc.	100.00%	100.00%

Summarized balance sheet information of the Company’s equity method investee is as follows:

(in thousands of $)	2007	2006

Current assets	2,625	978
Non current assets	25,193	28,099
Current liabilities	8,049	8,170
Non current liabilities	18,580	20,640

Summarized statement of operations information of the Company’s equity method investee is as follows:

(in thousands of $)	2007	2006

Net operating revenues	2,193	694
Net operating income	2,190	684
Net income	923	267

Front Shadow Inc. (“Front Shadow”) is a 100% owned subsidiary of Ship Finance.  This entity is being accounted for using the equity method as it has been determined that Ship Finance is not the primary beneficiary under FIN 46 (R).

Front Shadow was incorporated during 2006 for the purpose of holding a Panamax drybulk carrier, and leasing that vessel to Golden Ocean Group Limited (“Golden Ocean”), a related party.

In September 2006 Front Shadow entered into a $22.7 million term loan facility. The Company guarantees $2.1 million of this debt.

14.	ACCRUED EXPENSES

(in thousands of $)	2007	2006

Ship operating expenses	275	262
Voyage expenses	-	51
Administrative expenses	2,143	3,389
Interest expense	14,554	7,560
	16,972	11,262

15.	LONG-TERM DEBT

(in thousands of $)	2007	2006

8.5% Senior Notes due 2013	449,080	449,080
U.S. dollar denominated floating rate debt (LIBOR plus 0.65% - 1.40%) due through 2019	1,820,914	1,466,120
	2,269,994	1,915,200
Less: short-term portion	(179,428)	(144,451)
	2,090,566	1,770,749

The outstanding debt as of December 31, 2007 is repayable as follows:

(in thousands of $) Year ending December 31

2008	179,428
2009	153,752
2010	147,669
2011	689,321
2012	304,125
Thereafter	795,699
Total debt	2,269,994

The weighted average interest rate for floating rate debt denominated in U.S. dollars was 5.72% per annum and 5.34% per annum for the years ended December 31 2007 and December 31 2006, respectively. These rates take into consideration the effect of related interest rate swaps.

8.5% Senior Notes due 2013

On December 15, 2003 the Company issued $580 million of 8.5% senior notes.  Interest on the notes is payable in cash semi-annually in arrears on June 15 and December 15. The notes are not redeemable prior to December 15 2008 except in certain circumstances.  After that date the Company may redeem notes at redemption prices which reduce from 104.25% in 2008 to 100% in 2011 and thereafter.

The Company bought back and cancelled notes in 2006, 2005 and 2004 with principal amounts of $8.0 million, $73.2 million and $49.7 million, respectively. No notes were bought in 2007 and thus there was $449.1 million outstanding at December 31 2007 and 2006.

The Company has entered into short-term total return bond swap lines with banks (see Note 2 Derivatives). As of December 31, 2007 the Company had entered into total return bond swaps with a principal amount totaling $122.1 million under these arrangements (2006: $52.0 million).

$1,131.4 million secured term loan facility

In February 2005 the Company entered into a $1,131.4 million term loan facility with a syndicate of banks.  The proceeds from the facility were used to repay the prior $1,058.0 million syndicated senior secured credit facility and for general corporate purposes. The facility bears interest at LIBOR plus a margin and is repayable over a term of six years.

In September 2006 the Company signed an agreement whereby the existing debt facility, which had been partially repaid, was increased by $219.7 million to the original amount of $1,131.4 million.  The increase is available on a revolving basis and at  December 31 2007 there was $84.7 million available to draw.

$350.0 million combined senior and junior secured term loan facility

In June 2005 the Company entered into a combined $350.0 million senior and junior secured term loan facility with a syndicate of banks, for the purpose of funding the acquisition of five VLCCs. The facility bears interest at LIBOR plus a margin for the senior loan and LIBOR plus a different margin for the junior loan. The facility is repayable over a term of seven years.

$210.0 million secured term loan facility

In April 2006 the Company entered into a $210.0 million secured term loan facility with a syndicate of banks to partly fund the acquisition of five new container vessels.  The facility bears interest at LIBOR plus a margin and is repayable over a term of 12 years.

$165.0 million secured term loan facility

In June 2006 the Company entered into a $165.0 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of the jack-up drilling rig West Ceres. The facility bears interest at LIBOR plus a margin and is repayable over a term of six years.

$170.0 million secured term loan facility

In February 2007 the Company entered into a $170.0 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of the jack-up drilling rig West Prospero. The facility bears interest at LIBOR plus a margin and is repayable over a term of six years from the date of delivery of the rig.

$148.9 million secured term loan facility

In August 2007 the Company entered into a $148.9 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of five new offshore supply vessels. The facility bears interest at LIBOR plus a margin and is repayable over a term of seven years.

At December 31, 2007, in addition to the above loan facilities the Company has established three further facilities (i) to partly finance the acquisition of two newbuilding Capesize drybulk carriers ($130.0 million facility), (ii) to partly finance the acquisition of three newbuilding seismic vessels ($120.0 million facility) and (iii) to partly fund the acquisition of two offshore supply vessels ($77.0 million facility). No drawings had been made against these facilities at December 31, 2007.

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of December 31, 2007, the Company is in compliance with all of the covenants under its long-term debt facilities.

16.	OTHER LONG TERM LIABILITIES

In August 2007 the Company acquired five offshore supply vessels from Deep Sea Supply Plc (“Deep Sea”), a related party, and chartered the vessels back to Deep Sea under bareboat charter agreements. As part of the purchase consideration, the Company received seller’s credits totaling $17.5 million which are being recognized as additional bareboat revenues over the period of the charters. The unamortized balance of the seller’s credits is recorded in “Other long term liabilities”.

17.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	2007	2006

125,000,000 common shares of $1.00 par value each	125,000	125,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	2007	2006

72,743,737 common shares of $1.00 par value each	72,744	72,744

The Company’s common shares are listed on the New York Stock Exchange.

The Company was formed in October 2003. Immediately after its partial spin-off from Frontline in May 2004 the issued share capital amounted to 73,925,837 common shares of $1 each, and in July 2004 the Company issued a further 1,600,000 shares in a private placement. Between November 2004 and January 2006 the Company purchased and cancelled 2,782,100 shares, leaving issued share capital of 72,743,737 common shares at December 31, 2007 and 2006.

The Company has accounted for the acquisition of vessels from Frontline at Frontline’s historical carrying value.  The difference between the historical carrying values and the net investment in the leases has been recorded as a deferred deemed equity contribution. This deferred deemed equity contribution is presented as a reduction in the net investment in finance leases in the balance sheet.  This results from the related party nature of both the transfer of the vessels and the subsequent finance leases.  The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the lease arrangements, as lease payments are applied to the principal balance of the lease receivable. In the year ended December 31 2007 the Company has credited contributed surplus with $20.6 million of such deemed equity contributions (2006: $30.1 million).

In November 2006 the Board of Directors approved the Ship Finance International Limited Share Option Scheme (the “Option Scheme”). The Option Scheme permits the Board of Directors, at its discretion, to grant options to employees and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, with a corresponding amount credited to contributed surplus. The contributed surplus arising from share options was $0.8 million in the year ended December 31 2007 (see also Note 18).

The Board of Directors of the Company has approved a share repurchase program of up to seven million shares, which initially is to be financed through the use of total return swap transactions indexed to the Company’s own shares (see Note 2 Derivatives).

18.	SHARE OPTION PLAN

The Option Scheme adopted in November 2006 will expire in November 2016.  The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the Company per share in the period from the date of grant until the date the option is exercised, provided the subscription price never shall be reduced below the par value of the share.  Options granted under the scheme will vest at a date determined by the board at the date of the grant.  The options granted under the plan to date vest over a period of one to three years.  There is no maximum number of shares authorized for awards of equity share options, and either authorized unissued shares of Ship Finance or treasury shares held by the Company may be used to satisfy exercised options.

Two grants of share options were made in 2007 and the fair value of each option is estimated on the date of the grant using a Black Scholes option valuation model, with the following assumptions:  risk-free interest rate of 4.21% (weighted average across options), volatility of 29% (weighted average across options), a dividend yield of 0% and a weighted average expected option term of 3.5 years.  The risk-free interest rates were estimated using the interest rate on three year US treasury zero coupon issues.  The volatility was estimated using historical share price data.  The dividend yield has been estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date.  It is assumed that all options granted under the plan will vest.

The following summarizes share option transactions related to the Option Scheme in 2007 and 2006:

	2007		2006
	Options	Weighted average exercise price $	Options	Weighted average exercise price $

Options outstanding at beginning of year	150,000	22.32	-	-
Granted	210,000	28.15	150,000	22.85
Exercised	-		-	-
Forfeited	-		-	-
Options outstanding at end of year	360,000	24.44	150,000	22.32

Exercisable at end of year	50,000	20.13	-	-

The weighted average grant-date fair value of options granted during 2007 is $6.06 per share (2006: $6.67 per share). The exercise price of all options is reduced by the amount of any dividends declared; the above figures for options granted show the average of the prices at the time of granting the options, and for options outstanding at the beginning and end of the year the average of the reduced option prices is shown.

As of December 31, 2007 there was $1.4 million in unrecognized compensation costs related to non-vested options granted under the Options Scheme (2006: $1.0 million). This cost will be recognized over the vesting periods, which average 1.9 years.

Share-based bonus

The employment contract for one employee contains a share-based bonus provision.  Under the terms of the contract, the share based bonus is calculated to be the annual increase in the share price of the Company, plus any dividend per share paid, multiplied by a notional share holding of 200,000 shares.  Any bonus related to the increase in share price is payable at the end of each calendar year, while any bonus linked to dividend payments is payable on the relevant dividend payment date.  The share-based bonus fair value of $1.0 million at December 31 2007 was recorded as a liability (2006: $1.7 million).

19.	RELATED PARTY TRANSACTIONS

The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the New York Stock Exchange in June 2004. A significant proportion of the Company’s business continues to be transacted with Frontline and the following related parties, being companies in which Hemen Holding Limited, our largest shareholder, has a significant interest:

-	Seadrill

-	Golden Ocean

-	Deep Sea

The Consolidated Balance Sheets include the following amounts due from and to related parties, excluding finance lease balances (Note 12):

(in thousands of $)	2007	2006

Amounts due from:
Frontline Charterers	38,853	56,951
Frontline Ltd	3,161	6,073
Total amount due from related parties	42,014	63,024

Amounts due to:
Frontline Management	5,292	3,895
Frontline Ltd	-	10,381
Other related parties	401	135
Total amount due to related parties	5,693	14,411

The balances due to Frontline Ltd relate principally to refundable costs for the conversion of certain of the vessels prior to sale and insurance proceeds received in respect of one of the vessels being converted.

Related party leasing and service contracts

As at December 31, 2007, 41 of the Company’s vessels were leased to the Frontline Charterers and two jack-up drilling rigs were leased to subsidiaries of Seadrill: these leases have been recorded as finance leases. In addition, five offshore supply vessels were leased to Deep Sea under operating leases.

At December 31, 2007 the combined balance of net investments in finance leases with the Frontline Charterers and subsidiaries of Seadrill was $2,362.6 million (2006: $2,383.9 million) of which $171.9 million (2006: $150.5 million) represents short-term maturities.

At December 31, 2007 the net book value of assets leased under operating leases to Deep Sea was $193.8 million (2006: $nil).

A summary of leasing revenues earned from Frontline Charterers, Seadrill and Deep Sea is as follows:

Payments (in millions of $)	2007	2006	2005

Operating lease income	7.4	-	-
Finance lease interest income	185.0	182.6	177.5
Finance lease service revenue	102.1	106.8	92.3
Finance lease repayments	156.7	136.8	94.8
Deemed dividends received	4.6	31.7	50.5
Deemed dividends paid	(6.6)	(47.3)	(67.0)

The Frontline Charterers pay the Company profit sharing of 20% of their earnings on a TCE basis from their use of the Company’s fleet above average threshold charter rates each fiscal year.  During the year ended December 31, 2007, the Company earned and recognized revenue of $52.5 million (2006: $78.9 million, 2005: $88.1 million) under this arrangement.

In the event that vessels on charter to the Frontline Charterers are agreed to be sold, the Company may pay compensation for the termination of the lease. During 2007 leases to the Frontline Charterers were cancelled on the following vessels, with termination fees agreed as shown:

Vessel	Year Sold	Termination Fee (in millions of $)

Front Transporter	2007	14.8
Front Target	2007	14.6
Front Traveller	2007	13.6
Front Granite	2007	15.8
Front Comor	2007	13.3
Front Sunda	2007	7.2
Front Birch	2007	16.2
Front Vanadis	2007	13.2

As at December 31 2007 the Company was owed a total of $38.9 million (2006: $56.9 million) by the Frontline Charterers in respect of leasing contracts and profit share.

The vessels leased to the Frontline Charterers are on time charter terms and for each such vessel the Company pays a management fee of $6,500 per day to Frontline Management (Bermuda) Ltd, (“Frontline Management”), a wholly owned subsidiary of Frontline, resulting in expenses of $103.4 million for the year ended December 31, 2007 (2006: $116.1  million, 2005: $105.2 million). The management fees are classified as ship operating expenses in the consolidated statements of operations.

The Company also paid $1.2 million in 2007 (2006: $1.0 million, 2005: $1.0 million) to Frontline Management for the provision of management and administrative services.

As at December 31, 2007 the Company owes Frontline Management $5.3 million (2006: $3.9 million).

Related party purchases and sales of vessels - 2007

In January 2007 the Company agreed to sell five single-hull Suezmax tankers to Frontline.  The gross sales price for the vessels was $183.7 million, and the Company received approximately $119.2 million in cash after paying compensation of approximately $64.5 million to Frontline for the termination of the charters. The vessels were delivered to Frontline in March 2007.

In February 2007 the Company agreed to acquire newbuilding contracts for two Capesize drybulk carriers from Golden Ocean for a total delivered cost of approximately $160.0 million, with delivery expected in the last quarter of 2008 and the first quarter of 2009. Upon delivery the vessels will commence 15 year bareboat charters to Golden Ocean.

In June 2007 the Company purchased the jack-up rig West Prospero from a subsidiary of Seadrill for a total consideration of $210.0 million. Upon delivery the rig was immediately chartered back to the Seadrill subsidiary under a 15 year bareboat charter agreement, fully guaranteed by Seadrill. The subsidiary has options to buy back the rig after three, five, seven, 10, 12 and 15 years.

In August 2007 the Company agreed to purchase five offshore supply vessels from Deep Sea for a total consideration of $198.5 million, plus a sellers credit of $17.5 million. Upon delivery in September and October 2007, the vessels were immediately chartered back to Deep Sea under 12 year bareboat charter agreements. Deep Sea has options to buy back the vessels after three, five, seven, 10 and 12 years. In December 2007 it was agreed to sell one of these vessels back to Deep Sea.

In November 2007 the Company agreed to purchase a further two offshore supply vessels from Deep Sea for a total consideration of $126.0 million. These vessels are scheduled for delivery early in 2008 and will be chartered back to Deep Sea on 12 year bareboat charters, with options for them to buy back the vessels after three, five, seven, 10 and 12 years.

As at December 31 2007, the Company was owed a total of $3.2 million (2006: $6.1 million) by Frontline as a result of vessel sales.

Related party purchases and sales of vessels - 2006

In January 2006 the Company acquired the VLCC Front Tobago from Frontline for a consideration of $40.0 million. The vessel was chartered back to Frontline following the structure in place for other vessels chartered to Frontline.  The vessel was subsequently sold to an unrelated third party in December 2006 for approximately $45.0 million and the Company paid compensation to Frontline of approximately $9.6 million for the termination of the charter .

In June 2006 the Company purchased the jack-up rig West Ceres from a subsidiary of Seadrill for a total consideration of $210.0 million. Upon delivery to the Company the rig was immediately chartered back to the subsidiary under a 15-year bareboat charter agreement, fully guaranteed by Seadrill, who has options to buy back the rig after three, five, seven, 10, 12 and 15 years.

In September 2006 Front Shadow, a wholly owned subsidiary of the Company, acquired the Panamax Golden Shadow for $28.4 million from Golden Ocean. The vessel was chartered back to Golden Ocean for a period of 10 years.  As part of the agreement, Golden Ocean provided an interest free and non-amortizing seller’s credit of $2.6 million.  Golden Ocean has been granted fixed purchase options after three, five, seven and 10 years.  At the end of the charter, the Company has an option to sell the vessel back to Golden Ocean at an agreed fixed price of $10.4 million, including the $2.6 million seller’s credit.

In November 2006 the Company announced that the Company had assumed two newbuilding Suezmax tanker contracts from Frontline, for delivery in the first and third quarters of 2009.

Related party purchases and sales of vessels - 2005

In the first quarter of 2005 the Company acquired three VLCCs from Frontline for a total consideration of $294.0 million. The vessels were chartered back to Frontline following the structure in place for other vessels chartered to Frontline. Frontline received discounted time charter rates for two of the new vessels, as compensation for the early termination of one Suezmax charter, when the vessel was sold to an unrelated third party.

In May 2005 the Company entered into an agreement with parties affiliated with Hemen Holding Limited to acquire two vessel owning companies, each owning a 2005 built containership, for a total consideration of $98.6 million. The vessels were delivered in 2005 and are currently chartered to unrelated third parties.

In June 2005 the Company acquired three Suezmax tankers from Frontline for a total consideration of $92.0 million. The vessels were immediately chartered back to Frontline to replace time charters for three similar vessels whose charters were terminated upon their sale to an unrelated third party.

In June 2005 the Company entered into an agreement to acquire two 2004 built VLCCs from parties affiliated with Hemen Holding Limited for a total consideration of $184.0 million. This transaction has been recorded at the fair value of $270.0 million, resulting in an additional equity contribution from Hemen Holding Limited of $85.0 million.  The vessels were delivered in June 2005 and have been chartered to Frontline under long-term leases.  The ensuing finance leases have been recorded based on the economic substance of the transaction, with the fair value of minimum lease payments approximating the purchase consideration. The resulting loss of $85.0 million on transfer of the vessels to finance leases has been recorded as a negative equity contribution.  The overall effect of this transaction on the Company’s stockholders’ equity was nil.

In June 2005 the Company sold the Suezmax tanker Front Hunter to an unrelated third party as a result of which the charter and management agreements with Frontline relating to this vessel were terminated, and the Company paid Frontline a $3.8 million termination fee. In addition Frontline held a put option to sell a newbuilding VLCC to the Company and charter back at reduced charter rates. In June 2006 the parties agreed to cancel this agreement, and to split the profit in accordance with the profit share agreement (80% to Frontline and 20% to the Company), adjusted for the residual value belonging to the Company. The cancellation of this agreement resulted in a net payment of $16.3 million to Frontline, in addition to the earlier termination payment of $3.8 million. The Company recorded a net gain of $9.0 million in 2006 relating to the sale of Front Hunter and the cancellation of the option agreement.

20.	FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.  The Company has a portfolio of swaps that swap floating rate interest to fixed rate, which from a financial perspective hedge interest rate exposure. The counterparties to such contracts are Nordea, HSH Nordbank, Fortis Bank, HBOS, NIBC, Citibank, Scotiabank, DnB NOR and Skandinaviska Enskilda Banken. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote.

The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. At December 31 2007 the Company, or subsidiaries of the Company, had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR, as summarized below. The summary includes all swap transactions, including those that are designated as hedges against specific loans.

Notional Principal (in thousands of $)	Inception date	Maturity date	Fixed interest rate

$75,000	Feb 2004	Feb 2009	3.32% - 3.36%
$458,853 (reducing to $311,567)	Nov 2007	Feb 2011	3.44% - 4.03%
$203,979 (reducing to $98,269)	Apr 2006	May 2019	5.65%
$146,394 (reducing to $101,731)	Sep 2007	Sep 2012	4.85%

As at December 31 2007 the total notional principal amounts subject to such swap agreements was $884.2 million (2006: $738.7 million).

Total Return Bond Swap transactions

The Company has entered into short-term total return bond swap transactions with banks (see Note 2 Derivatives) and as of December 31, 2007 was holding bond swaps with a principal amount totaling $122.1 million under these arrangements (2006: $52.0 million).

Total Return Equity Swap transactions

The Board of Directors of the Company has approved a share repurchase program of up to seven million shares, which initially is to be financed through the use of total return swap transactions indexed to the Company’s own shares (see Note 2 Derivatives). At December 31 2007 the counterparty to the transactions has acquired approximately 349,000 shares in the Company at an average price of $25.01. There is at present no obligation for the Company to purchase any shares from the counterparty and this arrangement has been recorded as a derivative transaction.

In addition to the above TRS transactions linked to the Company’s own securities, the Company may from time to time enter into short term TRS arrangements relating to securities of other companies.

Foreign currency risk

The majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company.  There is a risk that currency fluctuations will have a negative effect on the value of the Company’s cash flows.  The Company has not entered into forward contracts for either transaction or translation risk, which may have an adverse effect on the Company’s financial condition and results of operations.

Fair Values

The carrying value and estimated fair value of the Company’s financial instruments at December 31, 2007 and 2006 are as follows:

(in thousands of $)	2007 Carrying value	2007 Fair value	2006 Carrying value	2006 Fair value

Non-derivatives:
Cash and cash equivalents	78,255	78,255	64,569	64,569
Restricted cash	26,983	26,983	12,937	12,937
Floating rate debt	1,820,914	1,820,914	1,466,120	1,466,120
8.5% Senior Notes due 2013	449,080	456,714	449,080	448,799

Derivatives:

TRS equity swap contracts – amounts receivable	1,045	1,045	-	-
Interest rate swap contracts – amounts receivable	2,953	2,953	17,807	17,807
TRS bond swap contracts – amounts receivable	2,713	2,713	2,931	2,931
Total amounts receivable	6,711	6,711	20,738	20,738
Interest rate swap contracts – amounts payable	20,852	20,852	8,743	8,743
Bond swap contracts – amounts payable	372	372	-	-
Total amounts payable	21,224	21,224	8,743	8,743

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The fair value for floating rate long-term debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. The estimated fair value for fixed rate long-term senior notes is based on the quoted market price.

The fair value of total return equity swaps is based on the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The fair value of interest rate swaps is estimated by taking into account the cost of entering into interest rate swaps to offset the Company's outstanding swaps.

The fair value of the bond swaps is estimated by taking into account the cost of entering into bond swaps to offset the Company’s outstanding bond swaps.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Skandinaviska Enskilda Banken, DnB NOR, Fortis Bank and Nordea. However, the Company believes this risk is remote as these banks are high credit quality financial institutions.

Since the Company was spun-off from Frontline in 2004, Frontline has accounted for a major proportion of our operating revenues. In the year ended December 31 2007 Frontline accounted for 78% of our operating revenues (2006: 83%, 2005: 81%). There is thus a concentration of revenue risk with Frontline.

21	COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

2007

Book value of assets pledged under ship mortgages	$2,848 million

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

At December 31, 2007 the Company had contractual commitments under newbuilding contracts and vessel acquisition agreements totaling $701.0 million (2006: $362.5 million). There was also at that date a commitment to subscribe up to $8.0 million in additional share capital to Sea Change Maritime LLC, a long term investment in which the Company has a 10% shareholding.

22	SUBSEQUENT EVENTS

In October 2007 the Company agreed to sell the single-hull VLCC Front Duchess to an unrelated third party.  Subsequent to December 31 2007, the Company has mutually agreed with the buyer to terminate the sale, and the vessel will continue its original charter to Frontline Shipping Limited.

On January 31 2008 the Company announced that it has signed new 12 year charters for two container vessels, Sea Alfa and Sea Beta, which were previously employed on shorter term charters.

In January 2008 the Company took delivery of two offshore supply vessels from Deep Sea, in accordance with the agreement announced in November 2007. In connection with the delivery of the vessels, two vessel-owning subsidiaries entered into a $77.0 million secured term loan facility to partly fund the acquisition.

In January 2008 the offshore supply vessel Sea Trout was sold back to Deep Sea, as agreed in December 2007.

Since December 31, 2007 the Company has entered into further TRS transactions relating to 343,000 of its own shares, increasing the number of shares held under the TRS agreements to approximately 692,000.

In February 2008 the Company announced its intention to implement a dividend re-investment plan and a direct stock purchase plan.

In February 2008 the Company entered into a $30.0 million secured loan facility, related to the Montemar Europa delivered in August 2007.

On February 14 2008, the Board of Ship Finance declared a dividend of $0.55 per share to be paid on or about March 10 2008.

In February 2008 80,000 share options were granted to employees in accordance with the Company's Option Scheme.

In March 2008 the Company announced the re-chartering of the single hull VLCC Front Sabang to an unrelated third party in the form of a hire-purchase agreement. The vessel will be chartered out for 3.5 years, with a purchase obligation at the end of the charter period.

In March 2008 the Company announced that it has agreed to the acquisition of two chemical tankers for a total consideration of $60.2 million.

SK 23153 0001 864009