Form 20-F
period 2008-12-31
Ship Finance International LTD
filed 2009-03-24
CIK 1289877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
[   ]           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X]           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended	December 31, 2008

OR
[   ]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

OR
[   ]           SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number	001-32199

Ship Finance International Limited
(Exact name of Registrant as specified in its charter)

Ship Finance International Limited
(Translation of Registrant’s name into English)
Bermuda
(Jurisdiction of incorporation or organization)
Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
Georgina Sousa Par-la-Ville Place, 14 Par-le-Ville Road, Hamilton, HM 08, Bermuda Tel: +1 (441) 295-9500, Fax: +1 (441) 295-3494
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

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

[   ] Yes  [ X ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[   ] Yes  [ X ] No

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
[ X ] Yes  [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ X ]	Accelerated filer [ ]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[ X ] U.S. GAAP	[ ] International Financial Reporting Standards as issued by the International Accounting Standards Board	[ ] Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial item the registrant has elected to follow:
[    ] Item 17  [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

[   ] Yes  [ X ] No

INDEX TO REPORT ON FORM 20-F

PART I	PAGE

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1

ITEM 3.	KEY INFORMATION	1

ITEM 4.	INFORMATION ON THE COMPANY	21

ITEM 4A.	UNRESOLVED STAFF COMMENTS	41

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	41

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	63

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	66

ITEM 8.	FINANCIAL INFORMATION	70

ITEM 9.	THE OFFER AND LISTING	71

ITEM 10.	ADDITIONAL INFORMATION	72

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	87

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	88

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	89

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	89

ITEM 15.	CONTROLS AND PROCEDURES	89

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	90

ITEM 16B.	CODE OF ETHICS	90

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	91

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	91

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS	92

ITEM 16G.	CORPORATE GOVERNANCE	93

PART III

ITEM 17.	FINANCIAL STATEMENTS	94

ITEM 18.	FINANCIAL STATEMENTS	94

ITEM 19.	EXHIBITS	95

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

Ship Finance International Limited, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance.  The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charterhire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC’s petroleum production levels and world wide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.	KEY INFORMATION

Throughout this report, the “Company”, “we”, “us” and “our” all refer to Ship Finance International Limited and its subsidiaries, or Ship Finance.  We use the term deadweight ton, or dwt, in describing the size of the vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.  We use the term twenty-foot equivalent units, or TEU, in describing containerships to refer to the number of standard twenty foot containers which the vessel can carry. Unless otherwise indicated, all references to “USD,” “US$” and “$” in this report are to, and amounts are presented in, U.S. dollars.

A.   SELECTED FINANCIAL DATA

The selected income statement and cash flow statement data of the Company with respect to the fiscal years ended December 31 2008 2007 and 2006 and the selected balance sheet data of the Company with respect to the fiscal years ended December 31 2008 and 2007 have been derived from the Company’s Consolidated Financial Statements included in Item 18 of this annual report, prepared in accordance with U.S. generally accepted accounting principles.

The selected income statement and cash flow statement data for the fiscal years ended December 31 2005 and 2004 and the selected balance sheet data for the fiscal years ended December 31 2006 2005 and 2004 have been derived from consolidated financial statements of the Company not included herein.  The following table should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” and the Company’s Consolidated Financial Statements and Notes thereto included herein.

	Year Ended December 31
	2008	2007	2006	2005	2004
	(in thousands of dollars except common share and per share data)
Income Statement Data:

Total operating revenues	458,346	398,792	424,658	437,510	492,069
Net operating income	337,402	304,881	293,697	300,662	347,157
Net income	181,611	167,707	180,798	209,546	262,659
Earnings per share, basic	$2.50	$2.31	$2.48	$2.84	$3.52
Earnings per share, diluted	$2.50	$2.30	$2.48	$2.84	$3.52
Dividends declared	166,584	159,335	149,123	148,863	78,905
Dividends declared per share	$2.29	$2.19	$2.05	$2.00	$1.05

	Year Ended December 31
	2008	2007	2006	2005	2004
	(in thousands of dollars except common share and per share data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	46,075	78,255	64,569	32,857	29,193
Vessels and equipment, net	656,216	629,503	246,549	315,220	236,305
Investment in finance leases (including current portion)	2,090,492	2,142,390	2,109,183	1,925,354	1,718,642
Investment in associated companies	420,977	4,530	3,698	-	-
Total assets	3,348,486	2,950,028	2,553,677	2,393,913	2,152,937
Short and long term debt (including current portion)	2,595,516	2,269,994	1,915,200	1,793,657	1,478,894
Share capital	72,744	72,744	72,744	73,144	74,901
Stockholders’ equity	517,350	614,477	600,530	561,522	660,982
Common shares outstanding	72,743,737	72,743,737	72,743,737	73,143,737	74,900,837
Weighted average common shares outstanding(1)	72,743,737	72,743,737	72,764,287	73,904,465	74,610,946
Cash Flow Data:
Cash provided by operating activities	211,386	202,416	210,160	280,834	178,528
Cash provided by (used in) investing activities	(433,945)	(378,777)	(127,369)	(269,573)	76,948
Cash provided by (used in) financing activities	190,379	190,047	(51,079)	(7,597)	(226,283)

(1)  For periods presented prior to June 16 2004, per share amounts are based on a denominator of 73,925,837 common shares outstanding, which is the number of issued common shares outstanding on June 16 2004, the date that the Company’s shares were partially spun off. The Company’s shares were listed on the New York Stock Exchange on June 17 2004.

 B.   CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D.    RISK FACTORS

Our assets are primarily engaged in transporting crude oil and oil products, drybulk and containerized cargos, and in offshore drilling and related activities. The following summarizes some of the risks that may materially affect our business, financial condition or results of operations.  Unless otherwise indicated in this Annual Report on Form 20-F, all information concerning our business and our assets is as of March 16 2009.

Risks Relating to Our Industry

Disruptions in world financial markets and the resulting governmental action in the U.S. and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

Over the last year, global financial markets have experienced extraordinary disruption and volatility following adverse changes in the global credit markets. The credit markets in the U.S. have experienced significant contraction, deleveraging and reduced liquidity, and governments have taken highly significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 in the U.S., and may implement other significant responses in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

A number of financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are in regulatory enforcement actions. These difficulties may adversely affect the financial institutions that provide our capital commitments and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

Major market disruptions and the current adverse changes in market conditions and regulatory climate in the U.S. and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows. The price of our common shares has declined significantly and if economic conditions continue or worsen it could further impair our business, results of operations and ability to pay dividends.

The seaborne transportation industry is cyclical and volatile, and this may lead to reductions in our charter rates, vessel values and results of operations.

The international seaborne transportation industry is both cyclical and volatile in terms of charter rates and profitability. The degree of charter rate volatility for vessels has varied widely. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products internationally carried at sea. If we enter into a charter when charterhire rates are low, our revenues and earnings will be adversely affected.  In addition, a decline in charterhire rates likely will cause the value of our vessels to decline.  We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, meet our obligations or pay dividends to our shareholders. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

Demand for our vessels and charter rates are dependent upon seasonal and regional changes in demand and changes to the capacity of the world fleet. We believe the capacity of the world fleet is likely to increase and there can be no assurance that economic growth will be at a rate sufficient to utilize this new capacity. Continued adverse economic, political or social conditions or other developments could further negatively impact charter rates and therefore have a material adverse effect on our business, results of operations and ability to pay dividends.

A further economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the U.S. and the European Union and may have a material adverse effect on our business, financial condition and results of operations.

Demand for our vessels and charter rates are dependent upon economic conditions in China, India and the rest of the world. Until recently, China has been one of the world’s fastest growing economies in terms of gross domestic product, which had a significant impact on shipping demand. If the economic slowdown in China, as well as the Asia Pacific region, continues, it may exacerbate the effect of recent slowdowns in the economies of the U.S. and the European Union and may have a further material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Through the end of the fourth quarter of 2008, China’s gross domestic product was approximately 4.4% lower than it was during the same period in 2007, and it is likely that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the U.S., the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year state plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results and financial condition.

An acceleration of the current prohibition to trade deadlines for our non-double hull tankers could adversely affect our operations.

The U.S., the European Union and the International Maritime Organization, or the IMO, have all imposed limits or prohibitions on the use of these types of tankers in specified markets after certain target dates, depending on certain factors such as the size of the vessel and the type of cargo.  In the case of our non-double hull tankers, these phase out dates range from 2010 to 2018.  As of April 15 2005, the Marine Environmental Protection Committee of the IMO has amended the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of certain categories of non-double hull tankers, including the types of vessels in our fleet, from 2015 to 2010 unless the relevant flag states extend the date. Our fleet includes nine non-double hull tankers, including two which we have sold on hire-purchase terms scheduled to expire in November 2010 and October 2011.

This change could result in some or all of our non-double hull tankers being unable to trade in many markets after the relevant phase-out date in 2010. In addition, non-double hull tankers are likely to be chartered less frequently and at lower rates. Additional regulations may be adopted in the future that could further adversely affect the useful lives of our non-double hull tankers, as well as our ability to generate income from them.

Safety, environmental and other governmental and other requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse effect on our business and financial results.

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our tankers and other vessels operate and the country or countries in which such vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast water management. These regulations include the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Water Act, the U.S. Clean Air Act, the International Convention on Civil Liability for Oil Pollution Damage of 1969, International Convention for the Prevention of Pollution from Ships,  International Convention for the Prevention of Marine Pollution of 1973, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002.

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

Many of these requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly.  These requirements also can affect the resale value or useful lives of our vessels, require a reduction in cargo-capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports.

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages and third-party claims for personal injury or property damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our current or historic operations.  We could also incur substantial penalties, fines and other civil or criminal sanctions, including in certain instances seizure or detention of our vessels, as a result of violations of or liabilities under environmental laws, regulations and other requirements.  For example, OPA affects all vessel owners shipping oil to, from or within the U.S.  OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters.  Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the U.S., imposes liability for oil pollution in international waters.  OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries.  Coastal states in the U.S. have enacted pollution prevention liability and response laws, many providing for unlimited liability.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  Throughout 2008 and early 2009, the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia.  If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including those due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

An over-supply of container vessel capacity may lead to further reductions in charter hire rates and profitability.

The market supply of container vessels has been increasing, and the number of container vessels on order is at an historic high. This has led to an over-supply of container vessel capacity, resulting in a reduction of charter hire rates and a decrease in the value of our container vessels. The reduction in rates may, under certain circumstances, affect the ability of our customers who charter our container vessels to make charterhire payments to us.  This and other factors affecting the supply and demand for container vessels and the supply and demand for products shipped in containers are outside our control and the nature, timing and degree of changes in the industry may affect the ability of our charterers to make charterhire payments to us.

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

The offshore drilling sector depends on the level of activity in the offshore oil and gas industry, which is significantly affected by, among other things, volatile oil and gas prices and may be materially and adversely affected by a decline in the offshore oil and gas industry.

We have made substantial investments to expand our business in the offshore drilling sector, including the acquisition of three additional drilling units for a total acquisition cost of approximately $2.5 billion. The offshore contract drilling industry is cyclical and volatile. Our business in the offshore drilling sector depends on the level of activity in oil and gas exploration and development and production in offshore areas world-wide. The availability of quality drilling prospects, exploration success, relative production costs and political and regulatory environments affect our customers’ drilling campaigns. Oil and gas prices and market expectations of potential changes in these prices also significantly affect this level of activity and demand for drilling units.

The recent decline in the price of oil and gas may negatively affect our business in the offshore drilling sector and may adversely affect us. Sustained periods of low oil prices typically result in reduced exploration and drilling because oil and gas companies’ capital expenditure budgets are subject to their cash flow and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a dramatic effect on the demand for drilling units, and periods of low demand can cause an excess supply of drilling units.

Any decrease in exploration, development or production expenditures by oil and gas companies could also materially and adversely affect the business of the charterers of our drilling units and their ability to perform under their existing charters with us. Any such decrease could also adversely affect our offshore supply business. Also, increased competition for our customers’ drilling budgets could come from, among other areas, land-based energy markets in Africa, Russia, other former Soviet Union states, the Middle East and Alaska. Worldwide military, political and economic events have contributed to oil and gas price volatility and are likely to do so in the future. Oil and gas prices are extremely volatile and are affected by numerous factors, including the following:

•	worldwide demand for oil and gas;
•	the ability of OPEC to set and maintain production levels and pricing;
•	the level of production in non-OPEC countries;
•	the policies of various governments regarding exploration and development of their oil and gas reserves;
•	the development and implementation of policies to increase the use of renewable energy;
•	advances in exploration and development technology; and
•
the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in oil producing areas or further acts of terrorism in the U.S., or elsewhere.

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

Governmental regulations, safety, environmental or other equipment standards related to the age of tankers and other types of vessels may require expenditures for alterations or the addition of new equipment to our vessels to comply with safety or environmental laws or regulations that may be enacted in the future.  These laws or regulations may also restrict the type of activities in which our vessels may engage or prohibit their operation in certain geographic regions.  We cannot predict what alterations or modifications our vessels may be required to undergo as a result of requirements that may be promulgated in the future or that as our vessels age, market conditions will justify any required expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

Risks relating to our Company

Changes in our dividend policy could adversely affect holders of our common shares.

Any dividend that we declare is at the discretion of our Board of Directors. Although we have increased our dividend in prior quarters, our most recent dividend payment of $0.30 per share, was a fifty percent reduction from the prior quarter. While this does not constitute a change to our basic dividend policy, we cannot assure you that our dividend will not be reduced further or eliminated in the future. Our profitability and corresponding ability to pay dividends is substantially affected by amounts we receive through profit sharing payments from our charterers. Our entitlement to profit sharing payments, if any, is based on the financial performance of our vessels which is outside of our control. If our profit sharing payments decrease substantially, we may not be able to continue to pay dividends at present levels, or at all. We are also subject to contractual limitations on our ability to pay dividends pursuant to certain debt agreements, and we may agree to additional limitations in the future. Additional factors that could affect our ability to pay dividends include statutory and contractual limitations on the ability of our subsidiaries to pay dividends to us, including under current or future debt arrangements.

We depend on our charterers and principally the Frontline Charterers and the Seadrill Charterers for our operating cash flows and for our ability to pay dividends to our shareholders.

Most of the tanker vessels and oil/bulk/ore carriers, or OBOs, in our fleet are chartered to Frontline Shipping Limited, Frontline Shipping II Limited and Frontline Shipping III Limited, which we refer to collectively as the Frontline Charterers, subsidiaries of Frontline Ltd., or Frontline.  In addition, we have chartered our five drilling units to four subsidiaries of Seadrill Limited, or Seadrill, namely Seadrill Invest I Limited, Seadrill Invest II Limited, Seadrill Deepwater Charterer Ltd. and Seadrill Polaris Ltd., which we refer to collectively as the Seadrill Charterers.  Our other vessels that have charters attached to them are chartered to other customers under medium to long-term time and bareboat charters, except one which is on a short-term time charter until April 2009.

The charter hire payments that we receive from our customers constitute substantially all of our operating cash flows.  The Frontline Charterers have no business or sources of funds other than those related to the chartering of our tanker fleet to third parties.

Frontline Shipping Limited, or Frontline Shipping, Frontline Shipping II Limited, or Frontline Shipping II, and Frontline Shipping III Limited, or Frontline Shipping III, have, at March 16 2009, charter service reserves of $155 million,  $35 million and $26 million, respectively, which serves to support the Frontline Charterers’ obligations to make charterhire payments to us.  Neither Frontline nor any of its affiliates guarantees the payment of charterhire or is obligated to contribute additional capital to the Frontline Charterers at any time.  Although there are restrictions on the Frontline Charterers’ rights to use their cash to pay dividends or make other distributions, at any given time their available cash may be diminished or exhausted, and the Frontline Charterers may be unable to make charterhire payments to us.  The performance under the charters with the Seadrill Charterers is guaranteed by Seadrill.  If the Frontline Charterers, the Seadrill Charterers or any of our other charterers are unable to make charterhire payments to us, our results of operations and financial condition will be materially adversely affected and we may not have cash available to pay debt service or for distributions to our shareholders.

The amount of the profit sharing payment we receive under our charters with the Frontline Charterers, if any, and our ability to pay our ordinary quarterly dividend, may depend on prevailing spot market rates, which are volatile.

Most of our tanker vessels and our OBOs operate under time charters to the Frontline Charterers.  These charter contracts provide for base charterhire and additional profit sharing payments when the Frontline Charterers’ earnings from deploying our vessels exceed certain levels.  The majority of our vessels chartered to the Frontline Charterers are sub-chartered by the Frontline Charterers in the spot market, which is subject to greater volatility than the long-term time charter market.  Accordingly, the amount of profit sharing payments that we receive, if any, is primarily dependant on the strength of the spot market and we expect a softer spot tanker market in 2009 compared to 2008. Therefore, we cannot assure you that we will receive any profit sharing payments for any periods in the future.  Furthermore, our quarterly dividend may depend on the Company receiving profit sharing payments or require that we continue to expand our fleet, so that in either case we receive cash flows in addition to the cash flows we receive from our base charterhire from the Frontline Charterers and charter payments from other customers.  As a result, we cannot assure you that we will continue to pay quarterly dividends.

The market values of our vessels and drilling units may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities and we may incur a loss if we sell vessels or drilling units following a decline in their market value. This could affect future dividend payments.

During the period a vessel is subject to a charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterers’ agreement. Additionally, if the charterers were to default under the charters due to adverse market conditions, causing a termination of the charters, it is likely that the fair market value of our vessels would also be depressed.

The fair market values of our vessels and drilling units have generally experienced high volatility.  According to shipbrokers, the market prices for secondhand drybulk carriers, for example, have recently decreased sharply from their historically high levels.

The fair market value of our vessels and drilling units may increase and decrease depending on a number of factors including, but not limited to, the prevailing level of charter rates and dayrates, general economic and market conditions affecting the shipping and offshore drilling industries, types and sizes of vessels and drilling units, supply of and demand for vessels and drilling units, availability of or developments in other modes of transportation, cost of newbuildings, governmental or other regulations and technological advances.

In addition, as vessels and drilling units grow older, they generally decline in value.  If the fair market value of our vessels and drilling units declines, we may not be in compliance with certain provisions of our credit facilities and we may not be able to refinance our debt, obtain additional financing or make distributions to our shareholders.  Additionally, if we sell one or more of our vessels or drilling units at a time when vessel and drilling unit prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale price may be less than the vessel’s or drilling unit’s carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings.  Furthermore, if vessel and drilling unit values fall significantly, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results and condition.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We enter into, among other things, charter parties with our customers, newbuilding contracts with shipyards, credit facilities with banks, interest rate swap agreements, total return bond swaps, and total return equity swaps.  Such agreements subject us to counterparty risks.  The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates and dayrates received for specific types of vessels and drilling units, and various expenses.  In addition, in depressed market conditions, our charterers and customers may no longer need a vessel or drilling unit that is currently under charter or contract or may be able to obtain a comparable vessel or drilling unit at a lower rate.  As a result, charterers and customers may seek to renegotiate the terms of their existing charter parties and drilling contracts or avoid their obligations under those contracts.  Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Currently, one of our directors, Kate Blankenship, is also a director of Frontline, Golden Ocean Group Limited, or Golden Ocean, and Seadrill, while another of our directors, Cecilie Fredriksen, is also a director of Golden Ocean.  These companies and Deep Sea Supply Plc, or Deep Sea, are indirectly controlled by John Fredriksen, who also controls our principal shareholders Hemen Holding Ltd. and Farahead Investment Inc., which we refer to jointly as Hemen.  These two directors owe fiduciary duties to the shareholders of each company and may have conflicts of interest in matters involving or affecting us and our customers.  In addition, due to their ownership of Frontline, Golden Ocean, Deep Sea or Seadrill common shares, they may have conflicts of interest when faced with decisions that could have different implications for Frontline, Golden Ocean, Deep Sea or Seadrill than they do for us.  We cannot assure you that any of these conflicts of interest will be resolved in our favor.

The agreements between us and affiliates of Hemen may be less favorable to us than agreements that we could obtain from unaffiliated third parties.

The charters, management agreements, charter ancillary agreements and the other contractual agreements we have with companies affiliated with Hemen were made in the context of an affiliated relationship and were not necessarily negotiated in arm’s-length transactions.  The negotiation of these agreements may have resulted in prices and other terms that are less favorable to us than terms we might have obtained in arm’s-length negotiations with unaffiliated third parties for similar services.

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

Holders of our common shares and other securities have no direct right to enforce the obligations of the Frontline Charterers, Frontline Management (Bermuda) Ltd., which we refer to as Frontline Management, Frontline, Golden Ocean, Deep Sea and Seadrill or any of our other customers under the charters, or any of the other agreements to which we are party.  Accordingly, if any of those counterparties were to breach their obligations to us under any of these agreements, our shareholders would have to rely on us to pursue our remedies against those counterparties.

There is a risk that U.S. tax authorities could treat us as a “passive foreign investment company,” which would have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.”  For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute “passive income,” but income from bareboat charters does constitute passive income.

U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Under these rules, if our income from our time charters is considered to be passive rental income (rather than income from the performance of services), we will be considered to be a PFIC. However, our U.S. tax counsel, Seward & Kissel LLP, believes that it is more likely than not that our income from time charters will not be treated as passive rental income for purposes of determining whether we are a PFIC.  Correspondingly, we believe that the assets that we own and operate in connection with the production of such income do not constitute passive assets for purposes of determining whether we are a PFIC.

Consequently, based upon our current method of operations and upon representations previously made by us, our U.S. tax counsel believes it is more likely than not that we will not be treated as a PFIC for our taxable years ending December 31, 2008 and December 31, 2009.  This position is principally based upon the positions that (1) our time charter income will constitute services income, rather than rental income and (2) Frontline Management, which provides services to most of our time-chartered vessels, will be respected as a separate entity from the Frontline Charterers, with which it is affiliated.

For taxable years after 2009, depending upon the relative amounts of income we derive from our various assets as well as their relative fair market values, we may be treated as a PFIC.  For example, the bareboat charters of our drillrigs may produce passive income and such drillrigs may be treated as assets held for the production of passive income.  In such a case, depending upon the amount of income so generated and the fair market value of the drillrigs, we may be treated as a PFIC for any taxable year after 2009.

We note that there is no direct legal authority under the PFIC rules addressing our current and proposed method of operation.  In particular, there is no legal authority addressing the situation where the charterer of a majority of the vessels in a company’s fleet is affiliated with the technical management provider for a majority of the company’s vessels.  Accordingly, no assurance can be given that the Internal Revenue Service, or the IRS, or a court of law will accept our position, and there is a significant risk that the IRS or a court of law could determine that we are a PFIC.  Furthermore, even if we would not be a PFIC under the foregoing tests, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations were to change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences.  For example, U.S. non-corporate shareholders would not be eligible for the 15% maximum tax rate on dividends that we pay, and other adverse tax consequences may arise.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.

We believe that we and each of our subsidiaries qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source income.  For example, Hemen owned 41.4% of our outstanding stock at March 16 2009.  On or about April 17 2009, Hemen will receive approximately 1.6 million additional shares, as they elected to receive the dividend we issued for the fourth quarter of 2008 in newly issued common shares.  This may result in an increase of Hemen’s ownership to approximately 42.7% of our outstanding stock, depending on the extent to which other shareholders elect to receive their dividend in the form of newly issued common shares.  There is therefore a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if other shareholders with a five percent or greater interest in our stock were, in combination with Hemen, to own 50% or more of our outstanding shares of our stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we, or our subsidiaries, are not entitled to exemption under Section 883 of the Code for any taxable year, we, or our subsidiaries, could be subject for those years to an effective 4% U.S. federal income tax on the gross shipping income these companies derive during the year that are attributable to the transport of cargoes to or from the U.S.  The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

Our Liberian subsidiaries may not be exempt from Liberian taxation, which would materially reduce our Liberian subsidiaries’, and consequently our, net income and cash flow by the amount of the applicable tax.

The Republic of Liberia enacted an income tax law generally effective as of January 1 2001, or the New Act, which repealed, in its entirety, the prior income tax law in effect since 1977, pursuant to which our Liberian subsidiaries, as non-resident domestic corporations, were wholly exempt from Liberian tax.

In 2004 the Liberian Ministry of Finance issued regulations, or the New Regulations, pursuant to which a non-resident domestic corporation engaged in international shipping, such as our Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1 2001.  In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance.  Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from tax as under prior law.

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

Apart from the Front Vanadis and Front Sabang which are both subject to three and a half year hire-purchase contracts scheduled to expire in November 2010 and October 2011, respectively, and the Montemar Europa, which is on a charter due to expire in April 2009, the vessels in our fleet that have charters attached to them are generally contracted to expire between four and 18 years from now. However, we have granted some of our charterers purchase or early termination options that, if exercised, may effectively terminate our charters with these customers earlier.  One or more of the charters with respect to our vessels may also terminate in the event of a requisition for title or a loss of a vessel.

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

As at March 16 2009, we have entered into agreements to acquire two additional Suezmax tankers and five additional container vessels.  A delay in the delivery of any of these vessels or the failure of the contract counterparty to deliver any of these vessels could cause us to breach our obligations under related charter, financing and sales agreements that we have entered into, and could adversely affect our revenues and results of operations.  In addition, an acceptance of any of these vessels with substantial defects could have similar consequences.

Certain of our vessels are subject to purchase options held by the charterer of the vessel, which, if exercised, could reduce the size of our fleet and reduce our future revenues.

The market values of our vessels are expected to change from time to time depending on a number of factors, including general economic and market conditions affecting the shipping industry, competition, cost of vessel construction, governmental or other regulations, prevailing levels of charter rates, and technological changes. We have granted fixed price purchase options to certain of our customers with respect to the vessels they have chartered from us, and these prices may be less than the respective vessel’s market value at the time the option is exercised.  In addition, we may not be able to obtain a replacement vessel for the price at which we sell the vessel.  In such a case, we could incur a loss and a reduction in earnings.

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

A change in interest rates could materially and adversely affect our financial performance.

As of December 31 2008, the Company and its consolidated subsidiaries had approximately $2.0 billion in floating rate debt outstanding under our credit facilities, and a further $1.8 billion in unconsolidated wholly-owned subsidiaries accounted for under the equity method.  Although we use interest rate swaps to manage our interest rate exposure and have interest rate adjustment clauses in some of our chartering agreements, we are exposed to fluctuations in interest rates. For a portion of our floating rate debt, if interest rates rise, interest payments on our floating rate debt that we have not swapped into effectively fixed rates would increase.

As of December 31 2008, the Company and its consolidated subsidiaries have entered into interest rate swaps to fix the interest on $1.2 billion of our outstanding indebtedness, and have also entered into interest rate swaps to fix the interest on $1.1 billion of the outstanding indebtedness of our unconsolidated subsidiaries.  In addition we have entered into total return bond swaps in respect of $148 million of our 8.5% senior notes as of December 31 2008.  The total return bond swaps effectively translate the underlying principal amount into floating rate debt.

An increase in interest rates could cause us to incur additional costs associated with our debt service, which may materially and adversely affect our results of operations.  Our maximum exposure to interest rate fluctuations on our outstanding debt and our outstanding total return bond swaps at December 31 2008, was approximately $1.7 billion, including our unconsolidated subsidiaries.  A one percentage change in interest rates would at most increase or decrease interest expense by approximately $17 million per year as of December 31 2008.  The maximum figure does not take into account that certain of our charter contracts include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on the outstanding debt related to the assets on charter.  At December 31 2008, $2.1 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity-accounted subsidiaries.  Of this, a total of $1.1 billion was subject to interest rate swaps, and the balance of $939 million remained on a floating rate basis.

The interest rate swaps that have been entered into by the Company and its subsidiaries are derivative financial instruments that effectively translate floating rate debt into fixed rate debt. US GAAP requires that these derivatives be valued at current market prices in the Company’s financial statements, with increases or decreases in valuations reflected in results of operations or, if the instrument is designated as a hedge, in other comprehensive income. Changes in interest rates give rise to changes in the valuations of interest rate swaps and could adversely affect results of operations and other comprehensive income.

We may have difficulty managing our planned growth properly.

Since our original acquisitions from Frontline we have expanded and diversified our fleet, and we are performing certain administrative services through a wholly-owned subsidiary company.

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

•	maintain available cash on a consolidated basis of not less than $25 million;

•	maintain positive working capital on a consolidated basis; and

•	maintain an adjusted book equity ratio of not less than 20%.

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

We have entered into total return swap transactions in respect of our shares and our 8.5% senior notes, and a decrease in the market price of our shares or our 8.5% senior notes could adversely affect our financial results.

The Board of Directors of the Company has approved a share repurchase program of up to seven million shares, which is initially being financed through the use of total return equity swaps indexed to the Company’s own shares and maturing within 12 months. The Company has also entered into total return bond swaps, indexed to the Company’s 8.5% Senior Notes. Under both arrangements the counterparty acquires the Company’s shares or bonds, and the Company carries the risk of fluctuations in the price of the acquired shares or bonds. The settlement amount for each total return swap transaction will be (A) the proceeds on sale of the shares or bonds plus all dividends or interest received by the counterparty while holding the shares or bonds, less (B) the cost of purchasing the shares or bonds plus an agreed compensation for cost of carriage for the counterparty. Settlement will be either a payment from or to the counterparty, depending on whether (A) is more or less than (B). The fair value of each total return swap is recognized as an asset or liability, with the changes in fair values recognized in the consolidated statement of operations. As at March 16 2009 approximately 692,000 of our shares and $148 million of our 8.5% senior notes were held under these arrangements. Should the price of our shares or 8.5% senior notes fall materially below the level at which the shares or bonds were acquired, the total return swap mark to market valuations could adversely affect our results.

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

The market price of our common shares may be unpredictable and volatile.

The market price of our common shares has been volatile. Since December 31, 2007 the closing market price of our common shares has ranged from a high of $32.43 per share on May 20, 2008 to a low of $4.05 per share on March 9, 2009. The market price of our common shares may continue to fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, the reduction of our latest dividend by fifty percent from the prior dividend, further changes in our dividend policy, mergers and strategic alliances in the shipping industry, market conditions in the shipping industry, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors and the general state of the securities market. The shipping industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price.

Future sales of our common shares could cause the market price of our common shares to decline.

The market price of our common shares could decline due to sales of a large number of our shares in the market or the perception that such sales could occur. This could depress the market price of our common shares and make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate, or at all. In December 2008, we filed a prospectus supplement pursuant to which we may sell up to 7,000,000 common shares from time-to-time in the open market. We view this as a potential source of additional equity capital. The maximum number of shares issuable represents less than 10% of our outstanding shares, and to date no shares have been issued and sold. There is no specific deadline for the utilization of the prospectus supplement.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation has.

We are a Bermuda exempted company.  Bermuda law may not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions.  In addition, most of our directors and officers are not resident in the U.S. and the majority of our assets are located outside of the U.S.  As a result, investors may have more difficulty in protecting their interests and enforcing judgments in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the U.S.

Our major shareholder, Hemen, may be able to influence us, including the outcome of shareholder votes with interests that may be different from yours.

As of March 16 2009, Hemen owned approximately 41.4% of our outstanding common shares.  On or about April 17 2009, Hemen will receive approximately 1.6 million additional shares, as they elected to receive the dividend we issued for the fourth quarter of 2008 in newly issued common shares. This may result in an increase of Hemen’s ownership to approximately 42.7% of our outstanding common shares, depending on the extent to which other shareholders elect to receive their dividend in the form of newly issued common shares. As a result of its ownership of our common shares, Hemen may influence our business, including the outcome of any vote of our shareholders.  Hemen also currently beneficially owns substantial stakes in Frontline, Golden Ocean, Seadrill and Deep Sea.  The interests of Hemen may be different from your interests.

Investor confidence and the market price of our common stock may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, which requires us to include in our annual report on Form 20-F our management’s report on, and assessment of the effectiveness of, our internal controls over financial reporting. In addition, our independent registered public accounting firm is required to attest to the effectiveness of our internal controls over financial reporting. If we fail to maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our common stock. We believe the total cost of our initial compliance and the future ongoing costs of complying with these requirements may be substantial.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

We are Ship Finance International Limited, a Bermuda exempted company that is engaged primarily in the ownership and operation of vessels and offshore related assets.  We are also involved in the charter, purchase and sale of assets.  We were incorporated in Bermuda on October 10 2003 (Company No. EC-34296). Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500.

We operate through subsidiaries, partnerships and branches located in Bermuda, Cyprus, Malta, Liberia, Norway, Delaware, Singapore, the United Kingdom and the Marshall Islands.

We are an international ship owning company with one of the largest asset bases across the maritime and offshore industries. Our assets currently consist of 33 oil tankers, eight OBOs currently configured to carry drybulk cargo, one drybulk carrier, eight container vessels, two jack-up drilling rigs, three ultra-deepwater drilling units, six offshore supply vessels and two chemical tankers.

Additionally we have contracted to purchase the following vessels:

•	two newbuilding Suezmax oil tankers, with estimated delivery in 2009 and 2010; and

•	five newbuilding container vessels, with estimated delivery in 2010.

We have entered into an agreement to sell the two newbuilding Suezmax oil tankers immediately upon their delivery from the shipyard. The five newbuilding container vessels will be marketed for medium to long-term employment.

Our customers currently include Frontline, Horizon Lines Inc., or Horizon Lines, Golden Ocean, Seadrill, Taiwan Maritime Transportation Co. Ltd., or TMT, Bryggen Shipping & Trading AS, or Bryggen , Heung-A Shipping Co. Ltd., or Heung-A, Deep Sea and Compania Sud Americana de Vapores, or CSAV.  Existing charters for most of our vessels range from four to 18 years, providing us with significant, stable base cash flows and high asset utilization.  Some of our charters include purchase options on behalf of the charterer, which if exercised would reduce our remaining charter coverage and contracted cash flow.

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

Pursuant to an agreement entered into in December 2003, we purchased from Frontline, effective January 2004, a fleet of 47 vessels, comprising 23 Very Large Crude Carriers, or VLCCs, including an option to acquire one VLCC, 16 Suezmax tankers and eight OBOs.

Since January 1 2005 we have diversified our asset base from the initial two asset types - crude oil tankers and OBOs - to eight asset types, now including container vessels, drybulk carriers, chemical tankers, jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels.

During 2006 and 2007 we reduced our non-double hull tanker fleet from 18 vessels to nine vessels including the VLCCs Front Vanadis and Front Sabang, which we have sold on hire-purchase terms scheduled to expire in November 2010 and October 2011, respectively.

Most of our oil tankers and OBOs are chartered to the Frontline Charterers under longer term time charters that have remaining terms that range from four to 18 years. The Frontline Charterers, in turn, charter our vessels to third parties. The daily base charter rates payable to us under the charters have been fixed in advance and will decrease as our vessels age, and the Frontline Charterers have the option to terminate the charter for non-double hull vessels from 2010.

Each of the Frontline Charterers has established a charter service reserve provided by Frontline to support their obligation to make payments to us under the charters. The charter service reserves in Frontline Shipping and Frontline Shipping II were initially $250 million and $21 million, respectively. Frontline Shipping III was established in 2008, whereby the charters for five single-hull VLCCs were transferred from Frontline Shipping to Frontline Shipping III. In connection with the transfer of these charters, the charter service reserve relating to the five vessels was transferred from Frontline Shipping to Frontline Shipping III.  As a result of sales, acquisitions and transfers of charters, the current charter service reserves in Frontline Shipping, Frontline Shipping II and Frontline Shipping III are $155 million, $35 million and $26 million, respectively.

We have entered into charter ancillary agreements with the Frontline Charterers, our vessel-owning subsidiaries and Frontline, which remain in effect until the last long term charter with the relevant Frontline Charterer terminates in accordance with its terms. Frontline has guaranteed the Frontline Charterers’ obligations under the charter ancillary agreements. Under the terms of the charter ancillary agreements, the Frontline Charterers have agreed to pay us a profit sharing payment equal to 20% of the charter revenues they realize above specified threshold levels, paid annually and calculated on an average daily TCE basis.  After the relevant phase-out dates in 2010, all of our non-double hull vessels will be excluded from the annual profit sharing payment calculation.

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

The charters for the drybulk carrier, two jack-up drilling rigs, three ultra-deepwater drilling units, seven container vessels, six offshore supply vessels, two chemical tankers and the two VLCCs Front Vanadis and Front Sabang are all on bareboat terms, under which the respective charterer will bear all operating and maintenance expenses.

Acquisitions and Disposals

Acquisitions

In the year ended December 31 2006 the following vessels and vessel owning entities were acquired or delivered to us:

•	In January 2006 we acquired the VLCC Front Tobago from Frontline for consideration of $40 million.

•
In April 2006 we entered into an arrangement with Horizon Lines under which we acquired five 2,824 twenty foot equivalent unit, or TEU, container vessels for consideration of approximately $280 million. Under this agreement Horizon Hunter was delivered in November 2006, Horizon Hawk in March 2007, Horizon Eagle and Horizon Falcon in April 2007 and the final vessel, Horizon Tiger, in May 2007.

•	In June 2006 we acquired the jack-up drilling rig West Ceres from SeaDrill Invest I Limited, or SeaDrill Invest I, a wholly owned subsidiary of Seadrill, for total consideration of $210 million.

•
In July 2006 we entered into an agreement to acquire, through our wholly owned subsidiary Front Shadow Inc., or Front Shadow, the Panamax drybulk carrier Golden Shadow from Golden Ocean for a total consideration of $28 million.  The vessel was delivered to us in September 2006.

•	In November 2006 we entered into two newbuilding Suezmax contracts with delivery currently expected to be in the fourth quarter of 2009 and first quarter of 2010.

In the year ended December 31 2007 we agreed to acquire the following vessels or newbuildings:

•
In January 2007 we entered into an agreement to acquire a newbuilding jack-up drilling rig from SeaDrill Invest II Limited, or SeaDrill Invest II, a wholly owned subsidiary of Seadrill.  The purchase price was $210 million and the vessel was delivered in June 2007.

•
In February 2007 we agreed to acquire two newbuilding Capesize vessel contracts from Golden Ocean for a total delivered cost of approximately $160 million.  This agreement was terminated in February 2009.

•
In March 2007 we entered into an agreement to acquire three newbuilding seismic vessels, including complete seismic equipment, from SCAN for an aggregate amount of $210 million.  This agreement was terminated in November 2008.

•	In June 2007 we agreed to acquire five newbuilding container vessels with scheduled delivery in 2010 for an aggregate construction cost of approximately $190 million.

•	In June 2007 we acquired 10% of the equity of Seachange Maritime LLC, a Miami based company that owns and charters containerships.

•	In July 2007 we entered into an agreement to acquire the 1,700 TEU container vessel Montemar Europa for net consideration of $33 million. The vessel, built in 2003, was delivered to us in August 2007.

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

In the year ended December 31 2008 we agreed to acquire the following vessels or newbuildings:

•
In March 2008 we entered into an agreement to acquire two newbuilding chemical tankers from Bryggen for a total consideration of $60 million.  The vessels Maria Victoria V and SC Guangzhou were delivered, respectively, in April and October 2008.

•
In May 2008 we entered into an agreement to acquire the newbuilding ultra-deepwater drillship West Polaris from a subsidiary of Seadrill for a purchase price of $845 million.  The vessel was delivered in July 2008.

•
In September 2008 we entered into an agreement to acquire two ultra-deepwater semi-submersible drilling rigs from subsidiaries of Seadrill for a total purchase price of $1.7 billion.  The rigs West Hercules and West Taurus were both delivered in November 2008.

Disposals

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

In the year ended December 31 2008 we sold the following vessels:

•
In March 2008 we agreed to re-charter the single-hull VLCC Front Sabang to an unrelated third party. The new charter is in the form of a hire-purchase agreement, where the vessel is chartered to the buyer for a 3.5 year period with a purchase obligation at the end of the charter. The new charter commenced in April 2008.

•
In July 2008 we agreed to sell the two newbuilding Suezmax tankers under construction. The gross sales price of each vessel was agreed at $111 million and they will be delivered to the new owner immediately after delivery from the shipyard, currently expected to be in the fourth quarter of 2009 and first quarter of 2010.

B.   BUSINESS OVERVIEW

Our Business Strategies

Our primary objectives are to profitably grow our business and increase long-term distributable cash flow per share by pursuing the following strategies:

•
Expand our asset base.   We have increased, and intend to further increase, the size of our asset base through timely and selective acquisitions of additional assets that we believe will be accretive to long-term distributable cash flow per share.  We will seek to expand our asset base through placing newbuilding orders, acquiring new and modern second-hand vessels and entering into medium or long-term charter arrangements. From time to time we may also acquire vessels with no or limited initial charter coverage. We believe that by entering into newbuilding contracts or acquiring modern second-hand vessels or rigs we can provide for long-term growth of our assets and continue to decrease the average age of our fleet.

•
Diversify our asset base.  Since January 1 2005 we have diversified our asset base from two asset types, crude oil tankers and OBO carriers, to eight asset types including container vessels, drybulk carriers, chemical tankers, jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels.  We believe that there are several attractive markets that could provide us the opportunity to continue to diversify our asset base.  These markets include vessels and assets that are of long-term strategic importance to certain operators in the shipping industry. We believe that the expertise and relationships of our management and our relationship and affiliation with Mr. John Fredriksen could provide us with incremental opportunities to expand our asset base.

•
Expand and diversify our customer relationships.  Since January 1 2005 we have increased our customer base from one to nine customers and have expanded our relationship with our original customer, Frontline, through the purchase of additional vessels.  Of these nine customers, Frontline, Golden Ocean, Deep Sea and Seadrill are directly or indirectly controlled by Mr. John Fredriksen.  We intend to continue to expand our relationships with our existing customers and also to add new customers, as companies servicing the international shipping and offshore oil exploration markets continue to expand their use of chartered-in assets to add capacity.

•
Pursue medium to long-term fixed-rate charters.  We intend to continue to pursue medium to long-term fixed rate charters, which provide us with stable future cash flows.  Our customers typically employ long-term charters for strategic expansion as most of their assets are typically of strategic importance to certain operating pools, established trade routes or dedicated oil-field installations.  We believe that we will be well positioned to participate in their growth.  In addition, we will also seek to enter into charter agreements that are shorter and provide for profit sharing, so that we can generate incremental revenue and share in the upside during strong markets.

Customers

The Frontline Charterers have been our principal customers since we were spun-off from Frontline in 2004. However, in the past two years we have made substantial investments in offshore drilling units which are chartered to the Seadrill Charterers, and we anticipate that the percentage of our business attributable to the Frontline Charterers will decrease as revenue from the Seadrill Charterers increases and we continue to expand our business and our customer base.

Competition

We currently operate or will operate in several segments of the shipping and offshore industry, including oil transportation, drybulk shipments, chemical transportation, container transportation, drilling rigs and offshore supply vessels.

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

Our jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels are chartered out on long-term charters to contractors, and we are therefore not directly exposed to the short term fluctuation in these markets. Jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels are normally chartered by oil companies on a shorter term basis linked to area-specific well drilling or oil exploration activities, but there have also been longer period charters available when oil companies want to cover their longer term requirements for such vessels. Offshore supply vessels, ultra-deepwater drillships and semi-submersible drilling rigs are self-propelled, and can therefore easily move between geographic areas. Jack-up drilling rigs are not self-propelled, but it is common to move these assets over long distances on heavy-lift vessels. Therefore, the markets and competition for these rigs are effectively world-wide.

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

Except for vessels whose charter specifies otherwise, Frontline Management and our bareboat charterers are responsible for arranging for the insurance of our vessels in line with standard industry practice. In accordance with that practice, we maintain marine hull and machinery and war risks insurance, which include the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. From time to time we carry insurance covering the loss of hire resulting from marine casualties in respect of some of our vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is up to $1 billion per tanker per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

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

Environmental Regulation and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our crude oil tankers, OBOs, drybulk carriers, chemical tankers, drilling rigs, containerships and offshore supply vessels.  We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modification and implementation of certain operating procedures.

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

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry, particularly older tankers.  Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards.  We are required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations.  We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.  In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

Flag State

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at meetings of the International Maritime Organization. Our vessels are flagged in Liberia, Singapore, the Bahamas, Cyprus, Malta, the Marshall Islands, Norway, France, the U.S.A., Panama, Hong Kong and the Isle of Man.

International Maritime Organization

The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention implements environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide, in part, that:

•	25-year old tankers must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

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

Also, under IMO regulations, a newbuild tanker of 5,000 dwt and above must be of double hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

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

Under the regulations, as described above, the flag state may allow for some newer single hull ships registered in its country that conform to certain technical specifications to continue operating until the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull tankers that are allowed to operate until their 25th anniversary to ports or offshore terminals. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate.

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
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
2010 for ships delivered in 1984 or later

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond their phase-out date in accordance with the above schedule.  Under regulation 13G, the flag state may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery.  Under regulations 13G and 13H, as described below, certain Category 2 and 3 tankers fitted only with double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery.  Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate under any of the flag state exemptions.

The following table summarizes the impact of such regulations on the Company’s single hull (SH) and double sided (DS) tankers:

Vessel Name	Vessel type	Vessel Category	Year Built	IMO phase out	Flag state exemption
Edinburgh	VLCC	DS	1993	2018	2018
Front Ace	VLCC	SH	1993	2010	2015
Front Duke	VLCC	SH	1992	2010	2015
Front Duchess	VLCC	SH	1993	2010	2015
Front Highness	VLCC	SH	1991	2010	2015
Front Lady	VLCC	SH	1991	2010	2015
Front Lord	VLCC	SH	1991	2010	2015
Front Sabang	VLCC	SH	1990	2010	2015
Front Vanadis	VLCC	SH	1990	2010	2015

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

Under regulation 13H, HGO means any of the following:

•	crude oils having a density at 15ºC higher than 900 kg/m3;
•	fuel oils having either a density at 15ºC higher than 900 kg/m3 or a kinematic viscosity at 50ºC higher than 180 mm2/s; or
•	bitumen, tar and their emulsions.

Under regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above carrying crude oil with a density at 15ºC higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and if, in the opinion of the flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.  The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt carrying HGO as cargo if, in the opinion of the flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

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

Revised Annex 1 to the MARPOL Convention entered into force in January 2007. Revised Annex 1 incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20 in the revised Annex) and regulation 13H (regulation 21 in the revised Annex). Revised Annex 1 also imposes construction requirements for oil tankers delivered on or after January 1 2010. A further amendment to revised Annex 1 includes an amendment to the definition of HGO that will broaden the scope of regulation 21. On August 1 2007, regulation 12A (an amendment to Annex I) came into force requiring fuel oil tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600m3 and above which are delivered on or after August 1 2010, including ships for which the building contract is entered into on or after August 1 2007 or, in the absence of a contract, for which the keel is laid on or after February 1 2008.

Air Emissions

In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships.  Effective in May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.  We believe that all our vessels are currently compliant in all material respects with these regulations.  Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and that could adversely affect our business, cash flows, results of operations and financial condition.

In October 2008, the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emission standards which are expected to enter into force on July 1 2010.  The amended Annex VI would reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide, emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1 2012, then progressively to 0.50%, effective from January 1 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  Once these amendments become effective, we may incur costs to comply with these revised standards.

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

Non-compliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.  The U.S. Coast Guard and European Union (EU) authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and EU ports, as the case may be.

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

Oil Pollution Liability

Although the U.S. is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR, or $6.58 million, plus 631 SDR, or $919.98, for each additional gross ton over 5,000. For vessels over 140,000 gross tons, liability will be limited to 89.77 million SDR, or $130.88 million. The exchange rate between SDRs and U.S. Dollars was 0.685886 SDR per U.S. dollar on March 4 2009.  As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on March 4 2009. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our insurance will cover the liability under the plan adopted by the IMO.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunker Convention has been ratified by a sufficient number of nations for entry into force, and became effective on November 21 2008.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention.  The Anti-fouling Convention prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1 2003.  The exteriors of vessels constructed prior to January 1 2003 that have not been in dry-dock must, as of September 17 2008, either not contain the prohibited compounds or have coatings applied to the vessel exterior that act as a barrier to the leaching of the prohibited compounds.  Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the antifouling systems are altered or replaced.  We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-Fouling Convention.

The IMO continues to review and introduce new regulations.  It is difficult to accurately predict what additional regulations, if any, may be passed by the IMO in the future and what effect, if any, such regulations might have on our operations.

U.S. Requirements

In 1990, the U.S. Congress enacted OPA to establish an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the U.S. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for clean-up and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

•	natural resource damages and related assessment costs;
•	real and personal property damages;
•	net loss of taxes, royalties, rents, profits or earnings capacity;
•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and
•	loss of subsistence use of natural resources.

Under amendments to OPA that became effective on July 11 2006, the liability of responsible parties is limited, with respect to tanker vessels, to the greater of $1,900 per gross ton or $16.0 million per vessel that is over 3,000 gross tons, and with respect to non-tanker vessels, to the greater of $950 per gross ton or $0.8 million per vessel (subject to periodic adjustment for inflation).  On September 24 2008, the U.S. Coast Guard proposed adjustments to the limits of liability that would increase the limits for tank vessels to the greater of $2,000 per gross ton or $17.0 million per vessel that is over 3,000 gross tons and for non-tank vessels to the greater of $1,000 per gross ton or $848,000 and establish a procedure for adjusting the limits for inflation every three years.  The comment period for the proposed rule closed on November 24 2008.  The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for clean-up, removal and natural resource damages relating to the discharge of hazardous substances (other than oil). Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo or residue and the greater of $300 per gross ton or $0.5 million for any other vessel.

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

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. U.S. Coast Guard regulations currently require evidence of financial responsibility in the amount of $2,200 per gross ton for tankers, coupling the OPA limitation on liability of $1,900 per gross ton with the CERCLA liability limit of $300 per gross ton.  Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of $1.0 billion. A catastrophic spill could exceed the insurance coverage available, which could have a material adverse effect on our business.

Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double-hulls, and existing vessels that do not comply with the double-hull requirement are prohibited from trading in U.S. waters as of dates ranging over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the prohibition to trade schedule, the act currently permits existing single-hull and double-sided tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port or off-loading by lightering within authorized lightering zones more than 60 miles off-shore. Lightering is the process by which vessels at sea off-load their cargo to smaller vessels for ultimate delivery to the discharge port.

Owners or operators of tankers operating in the waters of the U.S. must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

•	address a worst-case scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a worst-case discharge;
•	describe crew training and drills; and
•	identify a qualified individual with full authority to implement removal actions.

We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the U.S. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

In addition, the U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA, discussed above.  Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Environmental Protection Agency, or EPA, historically exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters from CWA permitting requirements.  However, on March 31 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water.  On September 18 2006, the court issued an order invalidating the exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30 2008, and directed the EPA to develop a system for regulating all discharges from vessels by that date.  The EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters.  Under the new rules, which took effect February 6 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges.  This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to specific discharge streams.

Although the VGP became effective on February 6 2009, the VGP application procedure, known as the Notice of Intent, or NOI, has yet to be finalized.  Accordingly, Regulated Vessels will effectively be covered under the VGP from February 6 2009 until September 19 2009. Thereafter, owners and operators of Regulated Vessels must file their NOIs between June 19, 2009, when the "eNOI" electronic filing interface will become operational, and September 19 2009, or the Deadline. Any Regulated Vessel that does not file an NOI by the Deadline will not be allowed to discharge into U.S. navigable waters until it has obtained a VGP.  Our fleet is composed entirely of Regulated Vessels, and we intend to submit NOIs for each vessel in our fleet as soon after June 19 2009 as practicable.

Owners and operators of vessels visiting U.S. waters will be required to comply with this VGP program or face penalties.  This could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.  In addition, the CWA requires each state to certify federal discharge permits such as the VGP.  Certain states have enacted more stringent discharge standards as conditions to their certification of the VGP.  The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. The U.S. Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the U.S. Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the U.S., and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, or otherwise result in contamination at a disposal location, we could be held liable for clean up costs under applicable laws and regulations.

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

On October 9 2008, the U.S. ratified the amended Annex VI to the MARPOL Convention, addressing air pollution from ships, which went into effect on January 8 2009.  The EPA and the state of California, however, have each proposed more stringent regulations of air emissions from ocean-going vessels.  On July 24 2008, the California Air Resources Board of the State of California, or CARB, approved clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters.  The new CARB regulations require such vessels to use low sulfur marine fuels rather than bunker fuel.  By July 1 2009, such vessels are required to switch either to marine gas oil with a sulfur content of no more than 1.5% or marine diesel oil with a sulfur content of no more than 0.5%. By 2012, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed.  CARB unilaterally approved the new regulations in spite of legal defeats at both the district and appellate court levels, including that the CAA requires CARB to obtain authorization for the new regulations form the U.S. Environmental Protection Agency. If CARB prevails and the new regulations go into effect as scheduled on July 1 2009, in the event our vessels were to travel within such waters, these new regulations would require significant expenditures on low-sulfur fuel and would increase our operating costs.  However, the more stringent proposed CARB regime was superseded when the U.S. ratified and implemented the amended Annex VI.

Our vessels carry cargoes to U.S. waters regularly, and we believe that all of our vessels are suitable to meet OPA and other U.S. environmental requirements and that they would also qualify for trade if chartered to serve U.S. ports.

European Union Restrictions

In July 2003, in response to the MT Prestige oil spill in November 2002, the European Union adopted legislation, which was amended in October 2003, that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010 or earlier, depending on their age.  The European Union has also already banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction.  Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction.

The European Union has also adopted legislation that would: (1) strengthen regulation against manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six-month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. It is difficult to accurately predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships.  The directive could result in criminal liability for pollution from vessels in waters of EU countries that adopt implementing legislation.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the U.S., the California Attorney General and a coalition of environmental groups in October 2007 petitioned the EPA to regulate greenhouse gas emissions from ocean-going vessels under the CAA. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25 2002 the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003 the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S. Similarly, in December 2002 amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1 2004, to trade internationally a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

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

 The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1 2004, a valid ISSC attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

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

•
Class Renewal surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including ultrasonic thickness gauging to determine the thickness of steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

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

D.    PROPERTY, PLANT AND EQUIPMENT

We own a substantially modern fleet of vessels. The following table sets forth the fleet that we own or have contracted for delivery as of March 16 2009.

Vessel	Approximate		Construction		Charter	Charter Termination
	Built	Dwt.		Flag	Classification	Date

VLCCs
Front Sabang	1990	286,000	Single-hull	SG	Finance lease	2011 (2)
Front Vanadis	1990	286,000	Single-hull	SG	Finance lease	2010 (2)
Front Highness	1991	284,000	Single-hull	SG	Finance lease	2015 (1)
Front Lady	1991	284,000	Single-hull	SG	Finance lease	2015 (1)
Golden River (ex Front Lord)	1991	284,000	Single-hull	SG	Finance lease	2015 (1)
Front Duke	1992	284,000	Single-hull	SG	Finance lease	2014 (1)
Front Duchess	1993	284,000	Single-hull	SG	Finance lease	2014 (1)
Front Ace	1993	276,000	Single-hull	LIB	Finance lease	2014 (1)
Edinburgh	1993	302,000	Double-side	LIB	Finance lease	2013 (1)
Front Century	1998	311,000	Double-hull	MI	Finance lease	2021
Front Champion	1998	311,000	Double-hull	BA	Finance lease	2022
Front Vanguard	1998	300,000	Double-hull	MI	Finance lease	2021
Front Vista	1998	300,000	Double-hull	MI	Finance lease	2021
Front Circassia	1999	306,000	Double-hull	MI	Finance lease	2021
Front Opalia	1999	302,000	Double-hull	MI	Finance lease	2022
Front Comanche	1999	300,000	Double-hull	FRA	Finance lease	2022
Golden Victory	1999	300,000	Double-hull	MI	Finance lease	2022
Ocana (ex Front Commerce)	1999	300,000	Double-hull	IoM	Finance lease	2022
Front Scilla	2000	303,000	Double-hull	MI	Finance lease	2023
Oliva (ex Ariake)	2001	299,000	Double-hull	IoM	Finance lease	2023
Front Serenade	2002	299,000	Double-hull	LIB	Finance lease	2024
Otina (ex Hakata)	2002	298,465	Double-hull	IoM	Finance lease	2025
Ondina (ex Front Stratus)	2002	299,000	Double-hull	IoM	Finance lease	2025
Front Falcon	2002	309,000	Double-hull	BA	Finance lease	2025
Front Page	2002	299,000	Double-hull	LIB	Finance lease	2025
Front Energy	2004	305,000	Double-hull	CYP	Finance lease	2027
Front Force	2004	305,000	Double-hull	CYP	Finance lease	2027

Suezmaxes
Front Pride	1993	150,000	Double-hull	NIS	Finance lease	2017
Front Glory	1995	150,000	Double-hull	NIS	Finance lease	2018
Front Splendour	1995	150,000	Double-hull	NIS	Finance lease	2019
Front Ardenne	1997	153,000	Double-hull	NIS	Finance lease	2020
Front Brabant	1998	153,000	Double-hull	NIS	Finance lease	2021
Mindanao	1998	159,000	Double-hull	SG	Finance lease	2021
Hull No. H1020 (NB)	2009	156,000	Double-hull	n/a	n/a (5)	n/a
Hull No. H1027 (NB)	2010	156,000	Double-hull	n/a	n/a (5)	n/a

Chemical Tankers
Maria Victoria V	2008	17,000	Double-hull	PAN	Operating lease	2018
SC Guangzhou	2008	17,000	Double-hull	PAN	Operating lease	2018

OBO Carriers
Front Breaker	1991	169,000	Double-hull	MI	Finance lease	2015
Front Climber	1991	169,000	Double-hull	SG	Finance lease	2015
Front Driver	1991	169,000	Double-hull	MI	Finance lease	2015
Front Guider	1991	169,000	Double-hull	SG	Finance lease	2015
Front Leader	1991	169,000	Double-hull	SG	Finance lease	2015
Front Rider	1992	170,000	Double-hull	SG	Finance lease	2015
Front Striver	1992	169,000	Double-hull	SG	Finance lease	2015
Front Viewer	1992	169,000	Double-hull	SG	Finance lease	2015

Panamax Drybulk Carrier
Golden Shadow	1997	73,732	n/a	HK	Finance lease	2016 (2)

Containerships
Montemar Europa	2003	1,700 TEU	n/a	MI	Operating lease	2009
Asian Ace (ex Sea Alfa)	2005	1,700 TEU	n/a	MAL	Operating lease	2020 (2)
Green Ace (ex Sea Beta)	2005	1,700 TEU	n/a	MAL	Operating lease	2020 (2)
Horizon Hunter	2006	2,800 TEU	n/a	U.S.	Operating lease	2018 (2)
Horizon Hawk	2007	2,800 TEU	n/a	U.S.	Operating lease	2019 (2)
Horizon Falcon	2007	2,800 TEU	n/a	U.S.	Operating lease	2019 (2)
Horizon Eagle	2007	2,800 TEU	n/a	U.S.	Operating lease	2019 (2)
Horizon Tiger	2006	2,800 TEU	n/a	U.S.	Operating lease	2019 (2)
TBN/SFL Avon (NB)	2010	1,700 TEU	n/a	MI	n/a	n/a
TBN/SFL Clyde (NB)	2010	1,700 TEU	n/a	MI	n/a	n/a
TBN/SFL Dee (NB)	2010	1,700 TEU	n/a	MI	n/a	n/a
TBN/SFL Humber (NB)	2010	2,500 TEU	n/a	MI	n/a	n/a
TBN/SFL Tamar (NB)	2010	2,500 TEU	n/a	MI	n/a	n/a

Jack-Up Drilling Rigs
West Ceres	2006	300 ft	n/a	PAN	Finance lease	2021 (2)
West Prospero	2007	300 ft	n/a	PAN	Finance lease	2022 (2)

Ultra-Deepwater Drill Units
West Polaris	2008	10,000 ft	n/a	PAN	Finance lease	2023 (2)
West Hercules	2008	10,000 ft	n/a	PAN	Finance lease	2023 (2)
West Taurus	2008	10,000 ft	n/a	PAN	Finance lease	2023 (2)

Offshore supply vessels
Sea Leopard	1998	AHTS (3)	n/a	CYP	Finance lease	2020 (2)
Sea Bear	1999	AHTS (3)	n/a	CYP	Finance lease	2020 (2)
Sea Cheetah	2007	AHTS (3)	n/a	CYP	Operating lease	2019 (2)
Sea Jaguar	2007	AHTS (3)	n/a	CYP	Operating lease	2019 (2)
Sea Halibut	2007	PSV (4)	n/a	CYP	Operating lease	2019 (2)
Sea Pike	2007	PSV (4)	n/a	CYP	Operating lease	2019 (2)

NB – Newbuilding
Key to Flags:

BA – Bahamas, CYP - Cyprus, MAL – Malta, FRA - France, IoM - Isle of Man, HK – Hong Kong, LIB - Liberia, MI - Marshall Islands, NIS - Norwegian International Ship Register, PAN – Panama, SG - Singapore, U.S. - U.S. of America.

(1)	Charter subject to termination at the Frontline Charterer's option from 2010.

(2)	Charterer has purchase options during the term of the charter.

(3)	Anchor handling tug supply vessel (AHTS).

(4)	Platform supply vessel (PSV).

(5)	The Company has agreed to sell this vessel upon delivery from the shipyard.

Other than our interests in the vessels and drilling units described above, we do not own any material physical properties. We do not own any real property. We lease office space in Oslo from Frontline Management, in London from Golar LNG Limited and in Singapore from Seadrill, all related parties.

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

Fleet Development

The following tables summarize the development of our active fleet of vessels.

Vessel type	Total fleet	Additions/ Disposals 2007		Total fleet	Additions/disposals 2008		Total fleet
	December 31			December 31			December 31
	2006			2007			2008
Oil Tankers	41	-7		34	-1		33
Chemical tankers	0			0		+2	2
OBO / Dry bulk carriers	9			9			9
Container vessels	3		+5	8			8
Jack-up drilling rigs	1		+1	2			2
Ultra-deepwater drill units	0			0		+3	3
Offshore supply vessels	0		+5	5	-1	+2	6

Total Active Fleet	54	-7	+11	58	-2	+7	63

The following deliveries are scheduled to take place after December 31 2008:

•	two newbuilding Suezmax oil tankers are expected to be delivered to us in 2009 and 2010, which we have agreed to sell immediately upon delivery from the shipyard;

•	five newbuilding container vessels are scheduled for delivery to us in 2010; and

•	the VLCCs Front Vanadis and Front Sabang are scheduled for delivery to their new owners in 2010 and 2011, respectively.

Factors Affecting Our Current and Future Results

Principal factors that have affected our results since 2004 and are expected to affect our future results of operations and financial position include:

•	the earnings of our vessels under time charters and bareboat charters to the Frontline Charterers and other charterers;

•	the amount we receive under the profit sharing arrangements with the Frontline Charterers and other charterers;

•	the earnings and expenses related to any additional vessels that we acquire;

•	earnings from the sale of assets;

•	vessel management fees and expenses;

•	administrative expenses;

•	interest expenses; and

•	mark-to-market adjustments to the valuation of our interest rate swaps and other derivative financial instruments.

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

In addition to the vessels on charter to the Frontline Charterers, we also have one 1,700 TEU container vessel employed on time charter. We have outsourced the technical management for this vessel and we pay operating expenses for the vessel as they are incurred.  The remaining vessels we own that have charters attached to them are employed on bareboat charters, where the charterer pays all operating expenses, including maintenance, drydocking and insurance.

We have entered into an administrative services agreement with Frontline Management under which they provide us with certain administrative support services.  For the year 2008 we paid them a total of $1.0 million in fees for their services under the agreement, and agreed to reimburse them for reasonable third party costs, if any, advanced on our behalf. Some of the compensation paid to Frontline Management is based on cost sharing for the services rendered based on actual incurred costs plus a margin.

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

In order to hedge against fluctuations in interest rates, we have entered into interest rate swaps which effectively fix the interest payable on a portion of our floating rate debt. Although the intention is to hold such financial instruments until maturity, US GAAP requires us to record them at market valuation in our financial statements. Adjustments to the mark-to-market valuation of these derivative financial instruments, which are caused by variations in interest rates, are reflected in results of operations and other comprehensive income. We have also entered into total return equity and bond swap agreements indexed to the market price of our shares and 8.5% Senior Notes, respectively. The mark-to-market valuations of these total return swaps are also recorded in the financial statements, with adjustments to valuations reflected in results of operations. Accordingly, our financial results may be affected by derivative financial instruments which we enter into, and fluctuations in interest rates and the market prices of our shares and 8.5% Senior Notes.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements and combined financial statements in accordance with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period.  The following is a discussion of the accounting policies we apply that are considered to involve a higher degree of judgment in their application. See Note 2 to our consolidated financial statements for details of all of our material accounting policies.

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

Vessels and Depreciation

The cost of vessels and rigs less estimated residual value are depreciated on a straight line basis over their estimated remaining economic useful lives.  The estimated economic useful life of our offshore assets, including drilling rigs and drillships, is 30 years and for all other vessels it is 25 years. These are common life expectancies applied in the shipping and offshore industries.

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

Recent accounting pronouncements

In February 2008 the Financial Accounting Standards Board, or FASB, issued Staff Position No.157-2 “Effective Date of FASB Statement No.157,” or FSP 157-2, which defers the effective date of SFAS No. 157 “Fair Value Measurements,” or FAS 157, for one year relative to certain nonfinancial assets and liabilities. As a result, the application of FAS 157 for the definition and measurement of fair value and related disclosures for all financial assets and liabilities was effective for the Company beginning January 1 2008 on a prospective basis. This adoption did not have a material impact on the Company’s consolidated results of operations or financial condition. The remaining aspects of FAS 157, for which the effective date was deferred under FSP 157-2, relate to nonfinancial assets and liabilities that are measured at fair value, but are recognized or disclosed at fair value on a nonrecurring basis. This deferral applies to items such as long-lived asset groups measured at fair value for an impairment assessment. The effects of the remaining aspects of FAS 157 are being evaluated by the Company and are to be applied to fair value measurements prospectively beginning January 1 2009. The Company does not expect them to have a material impact on its consolidated results of operations or financial condition.

In October 2008 the FASB issued Staff Position No. 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” or FSP 157-3.  FSP 157-3 clarifies the application of FAS 157, which the Company adopted as of January 1 2008, in cases where a market is not active. The Company has considered the guidance provided by FSP 157-3 and has determined that the impact did not materially affect estimated fair values as of December 31 2008.

In March 2008 the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities—An Amendment of FASB Statement No. 133,” or FAS 161.  FAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” or FAS 133, and requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations, and cash flows. FAS 161 is effective for fiscal years and interim periods beginning after November 15 2008. Since FAS 161 applies only to financial statement disclosures, it will not have a material impact on the Company’s consolidated financial position, results of operations, and cash flows.

In May 2008 the FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles,” or FAS 162.  FAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the U.S. FAS 162 simply formalizes the application of GAAP within the accounting literature established by the FASB, and is not generally expected to result in any changes to accounting practice. FAS 162 has no material impact on the Company’s consolidated financial position, results of operations, and cash flows.

Market Overview

The Oil Tanker Market

The tanker market remained strong in 2008, despite a slowdown in spot rates in the fourth quarter. According to industry sources, average one year time charter rates for a modern VLCC were up from $55,500 per day in 2007 to $73,400 per day in 2008. Average one year time charter rates for a modern Suezmax tanker were up from $44,400 per day in 2007 to $47,200 per day in 2008.

According to industry sources, the total VLCC fleet increased by about 3% in 2008 measured in number of vessels. The total orderbook for VLCCs at the end of 2008 represented approximately 49% of the existing fleet. The total Suezmax fleet remained essentially unchanged in 2008 measured in number of vessels. The total orderbook for Suezmaxes at the end of 2008 represented approximately 48% of the existing fleet.

There is a trend for major oil companies to discriminate against non-double hull vessels when transporting crude oil and refined oil products. Oil traders with crude or fuel oil cargoes often require double hull tonnage in order to have full flexibility with regards to cargo delivery. Hence, non-double hull ships appear no longer able to trade to their full capacity compared to double hull vessels, which implies a further gap in the already existing “two-tier market” between double and non-double hull vessels. According to industry sources, approximately 24% of the VLCC fleet and 12% of the Suezmax fleet are non-double hull, and we expect that these vessels will be difficult to trade in the crude oil market after the scheduled IMO phase out in 2010.

The International Energy Agency, or the IEA, estimates that the average world oil demand was 85.7 million barrels per day in 2008, a slight decline from 2007. The IEA forecasts an average world oil demand of 84.7 million barrels per day in 2009, a 1.1 % decrease compared to 2008.

The Drybulk Shipping Market

The drybulk shipping market experienced a turbulent year in 2008, with the Baltic Dry Index falling from an all time high in May 2008 to an all time low in early December 2008. The demand for drybulk cargoes is mainly dependent on the demand for steel, steel products and electricity. Cargoes for these industries are mainly iron ore and coal, which account for a substantial part of the dry bulk seaborne trade.  China is the main importer of iron ore and coal, and there was a substantial reduction in imports from the third quarter to the fourth quarter 2008. In addition, there was an increase in the drybulk fleet supply, due to the delivery of newbuildings, conversions and an unlocking of tonnage because of easing of port congestion.

Order book volumes have continued to grow in 2008, representing approximately 70% of the current fleet by the end of 2008 measured in dwt. With the current depressed drybulk and financial markets, the orderbook may be reduced due to cancellations and bankruptcies. Further, the depressed market may lead to increased scrapping of vessels.

We believe the development in the drybulk market will be highly dependent on the Chinese economy, the number of newbuildings actually being delivered and the level of scrapping.

The Containership Market

In the first half of 2008 the container market continued its fairly strong development seen during 2007 with strong growth rates in volumes, particularly between the Far East and Europe, good utilization factors and profitable box rates. The volume growth stagnated during the third quarter and contracted significantly during the fourth quarter of 2008 mainly as a consequence of the credit crisis – the first time this has been seen in the container market for many years. This inevitably led to sharply decreasing utilization factors on the major routes and very low box and charter rates, which consequently led to fairly severe reduction in revenues for the entire industry. This was exacerbated by the approximate 15 % growth in capacity delivered during 2008, resulting in container operators having to lay up tonnage and virtually freeze all new chartering activity.

Time charter rates for container tonnage decreased by more than 60 % during 2008 and by the end of 2008 and early 2009 the rates were at an all-time low for all sizes – slightly below operating cost. As a positive side-effect of the deteriorating trading environment, newbuilding orders came to a complete halt in the third and fourth quarter of 2008 and full year contracting for 2008 was only at 700,000-800,000 TEU (down from approximately 3.3 million TEU in 2007). The order book in relation to the existing fleet consequently decreased to some 48-49 % by the end of the year compared to a high of 63-64 % at the end of the preceding year. During November and December 2008, and also the first months of 2009, we further experienced a very substantial increase in scrapping activities with total scrapping for 2009 expected to reach 200,000-300,000 TEU.

2009 is expected to be a very challenging year for the container market, with estimates of around 0% growth in the volume of demand combined with growth in capacity of 11-13%. This is in addition to an estimated 1.0-1.3 million TEU excess capacity existing at the beginning of the year.

The Offshore Market

The drop in oil and gas prices from the record levels experienced early in 2008, together with the current depressed financial markets, are impacting the activity levels in most rig segments as several of the drilling programs that are in the planning phase are likely to be less profitable under the current market conditions. This has caused a drop in activity level for jack-up drilling rigs and also has reduced activities for conventional floating drilling units.

The ultra-deepwater market has so far not been affected due to the limited supply of such rigs in the near term. The more favorable outlook for ultra-deepwater units is also supported by most oil companies’ belief in higher oil and gas prices in the longer term, as well as a need to improve reserve replacement ratios based on sound long-term demand for energy. The numbers of tenders for ultra-deepwater unit capacity have decreased in response to the growing uncertainty regarding the development of the global economy and near term oil and gas prices. Looking at the demand/supply balance for deepwater units, there is limited available supply in 2009 and 2010 for both drillships and semi-submersible drilling rigs. As such, the market for individual ultra-deepwater units is considered attractive in the current environment.

The market for jack-up drilling rigs is of a more short-term nature, as the majority of assignments have durations from three to 12 months and wells are often tiebacks to existing infrastructure. The market is also much more fragmented on the customer side, and debt-leverage and breakeven oil price for marginal projects are higher on average. As a result, the market for jack-up drilling rigs has felt the drop in oil and gas prices together with the credit crunch in the short-term harder than the other rig segments. The number of units that are idle has increased over recent months, as drilling programs are rescheduled or postponed. In the medium term, operators are expected to replace older and incumbent drilling units with newer ones due to wells being increasingly more technically challenging and consequently more demanding with respect to rig equipment. This replacement could take more time than previously anticipated given the prevailing economic environment.

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

Results of Operations

Year ended December 31 2008 compared with the year ended December 31 2007

Operating revenues

(in thousands of $)	2008	2007

Finance lease interest income	178,622	186,680
Finance lease service revenues	93,553	102,070
Profit sharing revenues	110,962	52,527
Time charter revenues	19,187	23,675
Bareboat charter revenues	55,794	32,005
Other operating income	228	1,835
Total operating revenues	458,346	398,792

We have three ultra-deepwater drilling units and one drybulk carrier owned by three wholly-owned subsidiaries which are accounted for under the equity method. Accordingly, the operating revenues of these subsidiaries are not included above, but are included below under “equity in earnings of associated companies”, where they are reported net of operating and non-operating expenses.

Total operating revenues increased 15% in the year ended December 31 2008 compared with 2007.

In general, finance lease interest income reduces over the terms of our leases as progressively a lesser proportion of the lease rental payment is allocated to income, and a higher amount is treated as repayment of finance lease. This effect and sales of crude oil tankers in 2008 (one) and 2007 (seven) have resulted in our total finance lease interest income decreasing compared to 2007, although the decrease is mitigated by the acquisition in 2008 of two offshore supply vessels accounted for as finance leases.

The reduction in finance lease service revenue reflects the reduction in the number of tankers leased to the Frontline Charterers, resulting from the sale of eight oil tankers in 2007 and 2008 and also the re-chartering of two tankers (one in 2007 and one in 2008) to third party charterers under hire purchase terms.

Profit sharing revenues increased owing to the much higher average charter rates earned by Frontline from our vessels in 2008 compared to 2007, partly offset by the lower number of vessels chartered to Frontline.

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

Time charter revenues have declined as each of these existing charter arrangements and cross-over voyages completed, after which income from the vessels has been accounted for as finance lease income. The last of these existing charter and cross-over voyages with third parties was completed in April 2007, leaving only three 1,700 TEU container vessels employed on time charters in 2008. For this reason, time charter revenue decreased from 2007 to 2008. Currently only one vessel in the fleet generates time charter revenue.

Bareboat charter revenues arise from our vessels which are leased under operating leases. These revenues have increased with the addition to our fleet of five container ships in 2007, five offshore supply vessels in 2007 (one of which was sold in 2008) and two chemical tankers in 2008.

Cash flows arising from finance leases

The following table analyzes our cash flows from the charters to the Frontline Charterers, Seadrill, Deep Sea and TMT during 2008 and 2007 and shows how they are accounted for:

(in thousands of $)
	2008	2007
Charterhire payments accounted for as:

Finance lease interest income	178,622	186,680
Finance lease service revenues	93,553	102,070
Finance lease repayments	210,348	173,193
Deemed dividends received	-	4,642
Total charterhire received	482,523	466,585

Tankers and OBOs chartered to the Frontline Charterers are leased on time charter terms, under which it is our responsibility to manage and operate the vessels. This has been effected by entering into fixed price agreements with Frontline Management whereby we pay them management fees of $6,500 per day for each vessel chartered to the Frontline Charterers. Accordingly, $6,500 per day is allocated from each time charter payment received from the Frontline Charterers to cover lease executory costs and this is classified as “finance lease service revenue.”

Deemed dividends no longer arise, following the completion in 2007 of the third party charter arrangements and cross-over voyages mentioned above.

Voyage expenses

Voyage expenses in 2008 were incurred by the three time-chartered 1,700 TEU container vessels.

Ship operating expenses

Ship operating expenses in 2008 consist mainly of payments to Frontline Management of $6,500 per day for each tanker and OBO chartered to the Frontline Charterers, in accordance with the vessel management agreements. They also include ship operating expenses for three of our containerships that were operated in 2008 on time charter basis and managed by unrelated third parties.

Ship operating expenses decreased by 6% from $106 million for the year ended December 31 2007 to $100 million for the year ended December 31 2008, primarily due to the disposal of tankers.

Administrative expenses

Administrative expenses increased from $7.8 million in 2007 to $9.8 million in 2008, primarily due to an increase in our management organization and corresponding staff costs, including the fair value cost of share options granted to directors and employees of $0.8 million in 2007 and $1.5 million in 2008.

Depreciation expense

Depreciation expenses relate to the vessels on charters accounted for as operating leases. For the year ended December 31 2008 depreciation expenses were $28.0 million, compared to $20.6 million for the year ended December 31 2007.  The increase is due to the delivery in 2007 and 2008 of five containerships, five offshore supply vessels (one of which was sold in 2008) and two chemical tankers, all of which were chartered under arrangements accounted for as operating leases.

Interest income

Interest income has decreased by $3.3 million for the year ended December 31 2008, mainly owing to the reduction in interest rates from 2007 to 2008.

Interest expense

(in thousands of $)	2008	2007	Change (%)

Interest on floating rate loans	81,042	101,261	(20%)
Interest on 8.5% Senior Notes	38,172	38,113	(0%)
Swap interest (income)	823	(12,331)	n/a
Other interest	3,378	-	n/a
Amortization of deferred charges	3,777	3,358	12%
	127,192	130,401	(2%)

At December 31 2008 the Company and its consolidated subsidiaries had total debt outstanding of $2.6 billion comprised of $449 million principal amount of 8.5% senior notes, $2.0 billion under floating rate secured long term credit facilities and $115 million of unsecured fixed rate debt.  At December 31 2007 we had total debt outstanding of $2.3 billion, of which $449 million related to the 8.5% senior notes and $1.8 billion was floating rate long term debt. The overall decrease in interest expense is due to the decrease in interest rates from 2007 to 2008, largely offset by the increased level of borrowing.

At December 31 2008 the Company and its consolidated subsidiaries were party to interest rate swap contracts which effectively fixed our interest rate on $1.2 billion of floating rate debt at a weighted average rate of 3.95% per annum (2007: $884 million of floating rate debt fixed at a weighted average rate of 4.29% per annum).

Amortization of deferred charges increased by 12% in 2008 to $3.8 million, as a result of new financing facilities established during 2008.

As reported above, we have three subsidiaries accounted for under the equity method. Their non-operating expenses including interest expenses are not included above, but are reflected in “equity in earnings of associated companies” below.

Other financial items

Other financial items amounted to a net cost of $54.9 million in the year ended December 31 2008 (2007: net cost $14.5 million). These consist mainly of mark-to-market valuation changes on financial instruments, including our interest rate swap contracts, our bond swaps and equity swaps.

Equity in earnings of associated companies

During 2008 the Company established two new wholly-owned subsidiaries which, like another wholly-owned subsidiary established in 2006, have been accounted for under the equity method, as discussed in Note 2 of the Consolidated Financial Statements included herein. The equity in earnings of these associated companies in the year ended December 31 2008 was $22.8 million (2007: $0.9 million).

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

Our total finance lease interest income increased from 2006 to 2007 due to the investment in two offshore jack-up rigs. The additional finance lease income from the two new leases exceeded other reductions of finance lease income, including reductions arising from the sale of seven oil tankers and termination of their leases to the Frontline Charterers.

The reduction in finance lease service revenue and profit sharing revenues reflected the reduction in the number of tankers leased to the Frontline Charterers in 2007. The profit share results were also adversely affected by lower average charter rates earned by Frontline from our vessels in 2007 compared to 2006.

Time charter revenues declined as each of the existing charter arrangements and cross-over voyages with third parties was completed, after which income from the vessels has been accounted for as finance lease income. The last of these existing charter and cross-over voyages was completed in April 2007, leaving only the three 1,700 TEU container vessels employed on time charters.

Bareboat charter revenues arise from our vessels which are leased under operating leases. These revenues increased in 2007 with the addition in that year of five container ships and five offshore supply vessels to our fleet.

Cash flows arising from finance leases

The following table analyzes our cash flows from the charters to the Frontline Charterers, Seadrill and TMT during 2007 and 2006 and shows how they are accounted for:

(in thousands of $)
	2007	2006
Charterhire payments accounted for as:

Finance lease interest income	186,680	182,580
Finance lease service revenues	102,070	106,791
Finance lease repayments	173,193	136,701
Deemed dividends received	4,642	31,741
Total charterhire received	466,585	457,813

Tankers and OBOs chartered to the Frontline Charterers are leased on time charter terms, under which it is our responsibility to manage and operate the vessels. This has been effected by entering into fixed price agreements with Frontline Management whereby we pay them management fees of $6,500 per day for each vessel chartered to the Frontline Charterers. Accordingly, $6,500 per day is allocated from each time charter payment received from the Frontline Charterers to cover lease executory costs and this is classified as “finance lease service revenue.”

Deemed dividends reduced following the completion of the third party charter arrangements and cross-over voyages mentioned above.

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

Ship operating expenses in 2007 consisted mainly of payments to Frontline Management of $6,500 per day for each tanker and OBO chartered to the Frontline Charterers, in accordance with the vessel management agreements. They also included ship operating expenses for three of our containerships that were operated on a time charter basis and managed by unrelated third parties.

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

Interest income

Interest income increased by $2.8 million for the year ended December 31 2007, mainly owing to the increase in funds on deposit during that year.

Interest expense

(in thousands of $)	2007	2006	Change (%)

Interest on floating rate loans	101,261	80,453	26%
Interest on 8.5% Senior Notes	38,113	38,881	(2%)
Swap interest (income)	(12,331)	(8,815)	n/a
Amortization of deferred charges	3,358	3,069	9%
	130,401	113,588	15%

At December 31 2007 we had total debt outstanding of $2.3 billion comprised of $449 million principal amount of 8.5% senior notes and $1.8 billion under floating rate secured credit facilities.  At December 31 2006 we had total debt outstanding of $1.9 billion, of which $449 million related to the 8.5% senior notes and $1.5 billion was floating rate debt. The overall increase in interest expense is primarily due to this increased level of borrowing in 2007.

At December 31 2007 we were party to interest rate swap contracts which effectively fixed our interest rate on $884 million of floating rate debt at a weighted average rate of 4.29% per annum (2006: $739 million of floating rate debt fixed at a weighted average rate of 4.15% per annum).

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

Equity in earnings of associated companies

Throughout the year ended December 31 2007 we had one investment which, since its acquisition in 2006, has been accounted for under the equity method, as discussed in Note 2 of the Consolidated Financial Statements included herein.

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

Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements.  Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Norwegian Kroner, Singapore dollars and Pound Sterling.

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

Our long term liquidity requirements include funding the equity portion of investments in new vessels, and repayment of long term debt balances including those relating to the following borrowings of the Company and its consolidated subsidiaries:

-	8.5% senior notes due 2013
-	$70 million secured term loan facility due 2010
-	$100 million secured term loan facility due 2010
-	$1.1 billion secured credit facility due 2011
-	$350 million secured term loan facility due 2012
-	$165 million secured term loan facility due 2012
-	$170 million secured term loan facility due 2013
-	$58 million secured term loan facility due 2013
-	$149 million secured loan facility due 2014
-	$77 million secured term loan facility due 2015
-	$30 million secured revolving credit facility due 2015
-	$49 million secured term loan facility due 2018
-	$210 million secured term loan facility due 2019

Our long term liquidity requirements also include repayment of the following long term debt balances of our equity-accounted subsidiaries:

-	$700 million secured term loan facility due 2013
-	$1.4 billion secured term loan facility due 2013
-	$23 million secured term loan facility due 2016

At March 16 2009 the Company had remaining contractual commitments relating to newbuilding contracts totaling $254 million. Of this total, $103 million relates to two Suezmax oil tankers, the sale of which has been agreed immediately upon their delivery from the shipyard.

We expect that we will require additional borrowings or issuances of equity in the long term to meet our capital requirements.

As of December 31 2008 and December 31 2007, we had cash and cash equivalents (including restricted cash) of $106 million and $105 million, respectively.  In the year ended December 31 2008 we generated cash from operations of $211 million, used $434 million in investing activities and raised $190 million net in financing activities.

During the year ended December 31 2008 we paid cash dividends of $1.69 per common share (2007: $2.19), or a total of $123 million.  A cash dividend of $0.60 per share was declared in November 2008 and paid in January 2009, totaling $44 million. A dividend of $0.30 per share was declared in February 2009 totaling $22 million, to be paid in April 2009 in cash or, at the election of the shareholder, in newly issued common shares.

Borrowings

As of December 31 2008 we had total long term debt outstanding of $2.6 billion (2007: $2.3 billion).  In addition, as of December 31 2008 our wholly-owned subsidiaries Front Shadow, SFL West Polaris Limited, or SFL West Polaris, and SFL Deepwater Ltd., or SFL Deepwater, had long term debt of $19 million, $688 million and $1.1 billion respectively (2007: $21 million, $nil and $nil respectively).  These three subsidiaries are accounted for using the equity method, and their outstanding long term debt does not appear in our consolidated balance sheet.

The total long term debt at December 31 2008 includes $449 million outstanding from the issue in 2003 of $580 million of 8.5% senior notes due 2013, and $115 million outstanding under a fixed rate unsecured loan from a related party.

In February 2005 we entered into a $1.1 billion secured credit facility with a syndicate of banks, for the part financing of our initial fleet of tankers acquired from Frontline in 2004.  The facility bears interest at LIBOR plus a margin, is repayable over a term of six years and is secured by the vessel-owning subsidiaries’ assets.  In September 2006 we signed an agreement whereby the existing facility, which had been partially repaid, was increased by $220 million to the original outstanding amount of $1.1 billion.  The increase is available on a revolving basis.  At December 31 2008 the outstanding amount on this facility was $856 million, and the available undrawn amount was $nil. This facility contains covenants that require us to maintain a minimum aggregate value of the vessels secured as collateral and also certain minimum levels of free cash, working capital and adjusted book equity ratios.

In June 2005 we entered into a combined $350 million senior and junior secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of five VLCCs. At December 31 2008 the outstanding amount on this facility was $271 million.  The facility bears interest at LIBOR plus a margin and is repayable over a term of seven years, with terms and covenants similar to those on the $1.1 billion facility.

In April 2006 five vessel owning subsidiaries entered into a $210 million secured term loan facility with a syndicate of banks.  The facility is non recourse to Ship Finance International Limited, as the holding company does not guarantee this debt. The proceeds of the facility were used to partly fund the acquisition of five newbuilding container vessels.  At December 31 2008 the outstanding amount under this facility was $198 million. The facility bears interest at LIBOR plus a margin, is repayable over a term of 12 years and is secured by the vessel owning subsidiaries’ assets.  The facility also contains a minimum value covenant, which is only applicable if there is a default under any of the charters.

In June 2006 our subsidiary Rig Finance entered into a $165 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of the newbuilding jack-up drilling rig West Ceres. At December 31 2008 the outstanding amount under this facility was $107 million. The facility bears interest at LIBOR plus a margin and contains a minimum value covenant and covenants requiring us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.  The facility is repayable over six years and is secured by the rig-owning subsidiary’s assets.  The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $10 million of this debt.

In September 2006 our equity-accounted subsidiary Front Shadow entered into a $23 million secured term loan facility, the proceeds of which were used to partly fund the acquisition of a 1997 built Panamax drybulk carrier.  At December 31 2008 the outstanding amount under this facility was $19 million.  The facility bears interest at LIBOR plus a margin, is repayable over ten years and is secured by the vessel-owning subsidiary’s assets.  The facility contains a minimum value covenant and a covenant requiring us to maintain certain minimum levels of free cash. The requirement for certain minimum levels of free cash is only applicable after four years. The lender has limited recourse to Ship Finance International Limited as the holding company guarantees $2.1 million of this debt.

In February 2007 our subsidiary Rig Finance II entered into a $170 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of the newbuilding jack-up drilling rig West Prospero. At December 31 2008 the outstanding amount under this facility was $121 million. The facility bears interest at LIBOR plus a margin, is repayable over six years and is secured by the rig-owning subsidiary’s assets. The facility contains a minimum value covenant and covenants requiring us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $20 million of the debt.

In August 2007 five vessel owning subsidiaries entered into a $149 million secured term loan facility with a syndicate of banks, in order to partly fund the acquisition of five offshore supply vessels. One of the vessels was sold in January 2008 and the loan facility now relates to the remaining four vessel owning subsidiaries. At December 31 2008 the outstanding amount under this facility was $116 million. The facility bears interest at LIBOR plus a margin and is repayable over seven years. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility requires the four vessel-owning subsidiaries to maintain certain minimum levels of working capital and is secured by the subsidiaries’ assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $35 million of the debt.

In January 2008 two vessel owning subsidiaries entered into a $77 million secured term loan facility with a syndicate of banks, in order to partly fund the acquisition of two offshore supply vessels. At December 31 2008 the outstanding amount under this facility was $71 million. The facility bears interest of LIBOR plus a margin and is repayable over a term of seven years. The facility requires the two vessel owning subsidiaries to maintain certain minimum levels of working capital and is secured by the subsidiaries’ assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $24 million of the debt. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2008 our subsidiary SFL Europa entered into a $30 million secured revolving credit facility in order to part finance the container vessel Montemar Europa. At December 31 2008 the outstanding amount under this facility was $26 million. The facility bears interest of LIBOR plus a margin and is secured by the subsidiary’s assets and a guarantee from Ship Finance International Limited. The facility is available on a revolving basis and has a term of seven years. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2008 two subsidiaries entered into a $49 million secured term loan facility in order to partly fund the acquisition of two newbuilding chemical tankers. At December 31 2008 the outstanding amount under this facility was $49 million. The facility bears interest of LIBOR plus a margin and is repayable over a term of ten years. The facility contains a minimum value covenant and is secured by the subsidiaries’ assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees 30% of the outstanding debt. The facility contains covenants that require us to maintain certain minimum levels of free cash and adjusted book equity ratios.

In June 2008 three vessel owning subsidiaries entered into a $70 million secured revolving credit facility, secured by the subsidiaries’ assets and a guarantee from Ship Finance International Limited.  At December 31 2008 the amount outstanding under this facility was $61 million. The facility bears interest of LIBOR plus a margin and is repayable over a term of two years. The facility contains a minimum value covenant and contains covenants that require us to maintain certain minimum levels of free cash and adjusted book equity ratios.

In July 2008 our equity-accounted subsidiary SFL West Polaris entered into a $700 million secured term loan facility with a syndicate of banks, in order to partly fund the acquisition of the newbuilding ultra deepwater drillship West Polaris. At December 31 2008 the amount outstanding under this facility was $688 million. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years. The facility contains a minimum value covenant and is secured by the subsidiary’s assets.  The lenders have limited recourse to Ship Finance International Limited as the holding company currently only guarantees $100 million of the debt. The facility contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In September 2008 two vessel owning subsidiaries entered into a $58 million secured revolving credit facility with a syndicate of banks, secured by the subsidiaries’ assets and a guarantee from Ship Finance International Limited.  At December 31 2008 the amount outstanding under this facility was $57 million. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years.  The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In September 2008 our equity-accounted subsidiary SFL Deepwater entered into a $1.4 billion secured term loan facility with a syndicate of banks, in order to partly fund the acquisition of two newbuilding ultra deepwater drilling rigs, West Hercules and West Taurus. At December 31 2008 the amount outstanding under this facility was $1.1 billion. An additional $250 million was drawn in February 2009 under this facility. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years. The facility is secured by the subsidiary’s assets and a guarantee from Ship Finance International Limited.  The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $200 million of the debt. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In November 2008 we entered into a $100 million secured revolving credit facility, secured against the assets of five vessel owning subsidiaries. At December 31 2008 the amount outstanding under this facility was $100 million.  The facility bears interest at LIBOR plus a margin and is repayable over a term of two years.  The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In November 2008 we entered into a $115 million unsecured loan agreement with a related party. The loan bears interest at a fixed rate and matures in December 2009.

In January 2009 we entered into an $18 million unsecured short-term loan agreement with a related party. The loan bears interest at LIBOR plus a margin.

In March 2009 we amended the Charter Ancillary Agreement with Frontline Shipping III, whereby the charter service reserve totaling $26.5 million relating to the vessels on charter to Frontline Shipping III may be in the form of a loan to the Company. The loan will bear interest at LIBOR plus a margin and is due for repayment within 364 days of the loan being provided, or earlier in accordance with the agreement.

We are in compliance with all loan covenants as at December 31 2008.  At December 31 2008 three month U.S. dollar LIBOR was 1.425%.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates. At December 31 2008 the Company and its consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $1.2 billion at rates between 2.87% per annum and 5.65% per annum. In addition, our equity-accounted subsidiaries had entered into interest swaps with a combined notional principal amount of $1.1 billion at rates between 1.91% per annum and 3.92% per annum.

The overall effect of these swaps is to fix the interest rate on $2.3 billion of floating rate debt at a weighted average interest rate of 3.59% per annum. Several of our charter contracts also contain interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on the outstanding loan, effectively transferring the interest rate exposure to the counterparty under the charter contract. At December 31 2008, a total of $2.1 billion was subject to such interest adjustment clauses, including our equity-accounted subsidiaries.  Of this, a total of $1.1 billion was subject to interest rate swaps, and the balance of $939 million remained on a floating basis.

The Company has entered into short-term total return bond swap lines with banks, whereby the banks acquire the Company’s senior notes and the Company carries the risk of fluctuations in the market price of the acquired notes. The settlement amount for the bond swaps will be (A) the proceeds on sale of the notes plus all interest received by the banks while holding the notes, less (B) the cost of purchasing the notes plus an agreed compensation for cost of carriage for the counterparty. Settlement will be either a payment from or to the banks, depending on whether (A) is more or less than (B). The fair value of the bond swaps are recognized as an asset or liability, with the changes in fair values recognized in the consolidated statement of operations.  As of December 31 2008, bond swaps held by the Company under these arrangements had principal amounts totaling $148 million (2007: $122 million), effectively translating the underlying principle amounts into floating rate debt. The settlement dates for these transactions range between June 2009 and August 2009, although early termination is possible. The Company also has the option of extending the term of the transactions for a further two years.

At December 31 2008 our net exposure, including equity-accounted subsidiaries, to interest rate fluctuations on our outstanding debt was $746 million, compared with $779 million at December 31 2007. Our net exposure to interest fluctuations is based on our total of $3.9 billion floating rate debt outstanding at December 31 2008, plus the outstanding balance of $148 million under the bond swap line at December 31 2008, less the $939 million outstanding floating rate debt subject to interest adjustment clauses under charter contracts and the $2.4 billion notional principal of our floating to fixed interest rate swaps outstanding at December 31 2008.

In October 2007 the Board of Directors of the Company approved a share repurchase program of up to seven million shares. Initially the program is to be financed through the use of TRS transactions indexed to the Company’s own shares, whereby the counterparty acquires shares in the Company, and the Company carries the risk of fluctuations in the share price of the acquired shares. The settlement amount for each TRS transaction will be (A) the proceeds on sale of the shares plus all dividends received by the counterparty while holding the shares, less (B) the cost of purchasing the shares and the counterparty’s financing costs. Settlement will be either a payment from or to the counterparty, depending on whether (A) is more or less than (B).  At December 31 2008 the counterparty had acquired approximately 692,000 shares in the Company. There is no obligation for the Company to purchase any shares from the counterparty and this arrangement has been recorded as a derivative transaction, with the fair value of the TRS recognized as an asset or liability and changes in fair values recognized in the consolidated statement of operations. The settlement date for the transaction is November 25 2009, although early termination is possible.

In addition to the above TRS transactions indexed to the Company’s own securities, the Company may from time to time enter into short-term TRS arrangements relating to securities in other companies.

Equity

The Company did not repurchase any common shares for cancellation in 2008. The Board of Directors of the Company has approved a share repurchase program of up to seven million shares under which the counterparty to our TRS agreements has to date acquired approximately 692,000 of our shares. These TRS agreements could potentially result in the purchase and cancellation of the Company’s own shares in 2009 or later.

The Company has accounted for the acquisition of vessels from Frontline at Frontline’s historical carrying value.  The difference between the historical carrying value and the net investment in the lease (i.e. the fair value of the vessel at the inception of the lease) has been recorded as a deferred deemed equity contribution. This deferred deemed equity contribution is presented as a reduction in the net investment in finance leases in the balance sheet and results from the related party nature of both the transfer of the vessel and the subsequent finance lease.  The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the new lease arrangement, as lease payments are applied to the principal balance of the lease receivable. In the year ended December 31 2008 we accounted for $12 million as amortization of such deemed equity contributions (2007: $21 million). The unamortized balance of deferred deemed equity contributions at December 31 2008 is $214 million (2007: $226 million).

In November 2006 the board of directors approved a share option scheme, permitting the directors to grant options in the Company’s shares to employees and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, with a corresponding amount credited to additional paid in capital (see Note 20 to the Consolidated Financial Statements). The additional paid in capital arising from share options was $1.4 million in the year ended December 31 2008.

In April 2008, the Company filed a dividend reinvestment plan and a direct stock purchase plan to facilitate the purchase of shares by individual shareholders who wish to invest in shares in the Company on a regular basis. Mellon Bank N.A. is the plan administrator, and the shares may be purchased in the open market or, at our option, directly from the Company.  As of December 31 2008 no additional shares had been issued under this plan.

Following these transactions, as of December 31 2008 our issued and fully paid share capital balance was $72.7 million and our contributed surplus balance was $499.1 million.

In December 2008 the Company filed a prospectus supplement to enable the Company to issue and sell up to 7,000,000 common shares from time to time. Sales of the common shares, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of the sale, at prices related to the prevailing market prices, or at negotiated prices.  As of March 16 2009, no shares in the Company have been issued and sold under this arrangement.

On February 26 2009 the Board of Ship Finance declared a dividend of $0.30 per share to be paid on or about April 17 2009 in cash or, at the election of the shareholder, in newly issued common shares.  The total amount of this dividend is $21.8 million and the issue price of the shares is $5.68 per share.  If all shareholders elect to receive common shares, the Company will issue up to 3.8 million newly issued common shares.

Contractual Commitments

At December 31 2008 we had the following contractual obligations and commitments:

	Payment due by period
	Less than 1 year	1–3 years	3–5 years	After 5 years	Total
	(in millions of $)
8.5% Senior Notes due 2013	-	-	449	-	449
Fixed rate long-term debt	115	-	-	-	115
Floating rate long-term debt	271	981	423	356	2,031
Floating rate long-term debt in unconsolidated subsidiaries	209	448	1,185	8	1,850
Total debt repayments	595	1,429	2,057	364	4,445
Total interest payments (1)	181	295	170	35	681
Total vessel purchases (2)	536	140	-	-	676
Total contractual cash obligations	1,312	1,864	2,227	399	5,082

(1)
Interest payments are based on the existing borrowings of both fully consolidated and equity-accounted subsidiaries, including drawings made between January 1 and March 16 2009. It is assumed that no refinancing of existing loans takes place and that there is no repayment on revolving credit facilities. Interest rate swaps have not been included in the calculation. The interest has been calculated using the five year US$ swap as of March 16 2009 of 2.55% plus agreed margins. Interest on fixed rate loans is calculated using the contracted interest rates.

(2)
Vessel purchase commitments relate to the final installment on the West Taurus acquired in November 2008 ($250 million), five newbuilding containerships scheduled for delivery in 2010 ($151 million), two newbuilding Capesize drybulk carriers scheduled for delivery in 2009 ($160 million) and two newbuilding Suezmax tankers scheduled for delivery in 2009 and 2010 ($114 million). In July 2008 the Company announced that it has entered into agreement to sell the two Suezmax tankers immediately upon their delivery from the shipyard. In February 2009 the Company announced that it has terminated the agreement to purchase the two Capesize drybulk carriers.

Trend information

Our charters with the Frontline Charterers provide that daily rates decline over the terms of the charters as discussed in Item 4.B “Our Fleet.”

The current trend is for prices of both second-hand vessels and newbuilding contracts to decrease, with the same being the case for drilling rigs. This trend is associated with the decrease in markets in most sectors in which we operate, and also reflects market expectations going forward.

Interest rates have increased since December 31 2008, which will increase our interest expenses on our floating rate debt. We have effectively hedged part of our interest exposure on our floating rate debt through swap agreements with banks. Several of our charter contracts also include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on the outstanding loan relating to the asset, effectively transferring the interest rate exposure to our counterparty under the charter contract.

Towards the end of 2008 the spot market for tankers weakened from the exceptionally high levels seen earlier in 2008.  Going forward the tanker industry may be exposed to the decrease in oil consumption projected by the IEA, further cuts in OPEC production, US crude inventories at seasonal highs and record numbers of expected newbuilding tanker deliveries in the next 12 months.  Factors that could somewhat improve these weak fundamentals are delays in delivery schedules at the yards, cancellations of newbuilding orders and scrapping of single hull vessels due to phase out.  Our tanker vessels on charter to the Frontline Charterers are subject to long term charters that provide for both a fixed base charterhire and a profit sharing payment that applies once the applicable Frontline Charterer earns daily rates from our vessels that exceed certain levels.  If rates for spot market chartered vessels increase, our profit sharing revenues will likewise increase for those vessels operated by the Frontline Charterers in the spot market.  The charter contracts for the two jack-up drilling rigs on charter to Seadrill also include profit sharing payments above certain base levels from 2009 onwards.  The current market for jack-up rigs is relatively soft, and we may thus not receive any profit sharing from our two jack-up drilling rigs.

Off balance sheet arrangements

At December 31 2008 the only arrangement we are party to which may be considered to be an off balance sheet arrangement are the TRS agreements in our own securities.  The fair value of this position as at December 31 2008 is reflected in the Consolidated Financial Statements included in Item 18 of this Annual Report.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors and certain key officers of our wholly owned subsidiary Ship Finance Management AS, who are responsible for overseeing our management.

Name	Age	Position

Hans Petter Aas	63	Director and Chairman of the Board
Kate Blankenship	44	Director of the Company and Chairperson of the Audit Committee
Cecilie A. Fredriksen	25	Director of the Company
Paul Leand	42	Director of the Company
Craig H. Stevenson Jr.	55	Director of the Company
Lars Solbakken	51	Chief Executive Officer of Ship Finance Management AS
Ole B. Hjertaker	42	Chief Financial Officer of Ship Finance Management AS

Under our constituent documents, we are required to have at least one independent director on our Board of Directors whose consent will be required to file for bankruptcy, liquidate or dissolve, merge or sell all or substantially all of our assets.

Certain biographical information about each of our directors and executive officers is set forth below.

Hans Petter Aas has served as a director of the Company since August 2008 and as Chairman of the Board since January 2009.  Mr. Aas has a long career as a banker in the international shipping and offshore market, and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR in August 2008. He joined DnB NOR (then Bergen Bank) in 1989, and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance. Mr. Aas is also a director of Golar LNG Limited and Knightsbridge Tankers Ltd.

Kate Blankenship has served as a director of the Company since October 2003. Ms. Blankenship served as the Company’s Chief Accounting Officer and Company Secretary from October 2003 to October 2005. Ms. Blankenship has been a director of Frontline since August 2003, a director of Golar LNG Limited since 2003, a director of Golden Ocean since October 2004 and a director of Seadrill since May 2005.

Cecilie Astrup Fredriksen has served as a director of the Company since November 2008. Ms. Fredriksen is the daughter of Mr. John Fredriksen and is currently employed by Frontline Corporate Services in London and serves as a director on several boards including Aktiv Kapital ASA and Golden Ocean. Ms. Fredriksen received a BA in Business and Spanish from the London Metropolitan University in 2006.

Paul Leand  has served as a director since 2003.  Mr. Leand is the Chief Executive Officer and Director of AMA Capital Partners LLC, or AMA, an investment bank specializing in the maritime industry. From 1989 to 1998 Mr. Leand served at the First National Bank of Maryland where he managed the Bank’s Railroad Division and its International Maritime Division. He has worked extensively in the U.S. capital markets in connection with AMA's restructuring and mergers and acquisitions practices. Mr. Leand serves as a member of American Marine Credit LLC's Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund I, a private equity fund formed and managed by AMA.

Craig H. Stevenson Jr. has served as a director since September 2007 and was Chairman of the Board until January 2009. He has a long career as senior executive in several companies, including Chairman of the Board and Chief Executive Officer of OMI Corporation (OMI - a NYSE listed shipping company) from 1998 to 2007, when he left following the acquisition of OMI by Teekay Shipping Corporation and A/S Dampskibsselskabet Torm. He is also currently the CEO of Diamond S Management.

Lars Solbakken has served as Chief Executive Officer of Ship Finance Management AS since May 2006. In the period from 1997 until 2006, Mr. Solbakken was employed as General Manager of Fortis Bank in Norway and was also responsible for the bank’s shipping and oil service activities in Scandinavia. From 1987 to 1997 Mr. Solbakken served in several positions in Nordea Bank (previously Christiania Bank).  He was Senior Vice President and Deputy for the shipping, offshore and aviation group, head of equity issues and merger & acquisition activities and General Manager for the Seattle Branch. Prior to joining Nordea Bank, Mr. Solbakken worked five years in Wilh. Wilhelmsen ASA as Finance Manager.

Ole B. Hjertaker has served as Chief Financial Officer of Ship Finance Management AS since September 2006. Prior to joining Ship Finance, Mr. Hjertaker was a director in the Corporate Finance division of DnB NOR Markets, a leading shipping and offshore bank. Mr. Hjertaker has extensive corporate and investment banking experience, mainly within the Maritime/Transportation industries.

B.    COMPENSATION

During the year ended December 31 2008 we paid to our directors and executive officers aggregate cash compensation of $2.8 million including an aggregate amount of $0.1 million for pension and retirement benefits.  We reimburse directors for reasonable out of pocket expenses incurred by them in connection with their service to us.

In addition to cash compensation, during 2008 we also recognized an expense of $1.5 million relating to 150,000, 210,000 and 195,000 stock options issued in 2006, 2007 and 2008, respectively, to certain of our directors and employees. The options vest over a three year period, with the first of them vesting in November 2007, and expire between November 2011 and September 2013.  The exercise price of the options is currently between $17.54 and $26.93 per share, and shall be reduced from time to time by the amount of any future dividend declared with respect to the common shares. The option awarded to a Director has a strike price that increases by 6% each year.

The employment contract for one of our executive officers contains a share-based bonus provision.  Under the terms of the contract, the share based bonus is calculated based on the annual increase in the share price of the Company, plus any dividend per share paid, multiplied by a notional share holding of 200,000 shares.  Any bonus relating to the increase in share price is payable at the end of each calendar year, while any bonus linked to dividend payments is payable on the relevant dividend payment date.  At December 31 2008 the accrued liability for the share price element of the share-based bonus was $nil.

C.    BOARD PRACTICES

In accordance with our Bye-laws, the number of Directors shall be such number not less than two as the Company by Ordinary Resolution may from time to time determine and each Director shall hold office until the next annual general meeting following his election or until his successor is elected. We have five Directors.

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

As a foreign private issuer we are exempt from certain requirements of the New York Stock Exchange that are applicable to U.S. listed companies.  For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the New York Stock Exchange, please see Item 16G.

Our officers are elected by the Board of Directors as soon as possible following each Annual General Meeting and shall hold office for such period and on such terms as the Board may determine.

There are no service contracts between us and any of our Directors providing for benefits upon termination of their employment or service.

D.    EMPLOYEES

We currently employ nine persons. We have contracted with Frontline Management and other third parties for certain managerial responsibilities for our fleet, and with Frontline Management for some administrative services, including corporate services.

E.    SHARE OWNERSHIP

The beneficial interests of our Directors and officers in our common shares as of March 16 2009 are as follows:

Director or Officer	Common Shares of $1.00 each	Percentage of Common Shares Outstanding
Hans Petter Aas	-	*
Paul Leand	5,000	*
Kate Blankenship	4,807	*
Craig H. Stevenson Jr.	181,667 (1)	*
Cecilie A. Fredriksen	-	*
Lars Solbakken	12,000	*
Ole B. Hjertaker	124,000 (2)	*

*    Less than one percent.
(1) Including 66,667 options to acquire common shares that have vested.
(2) Including 120,000 options to acquire common shares that have vested

Share Option Scheme

In November 2006 the Board of Directors approved the Ship Finance International Limited Share Option Scheme. The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the Company per share in the period from the date of grant until the date the options are exercised.

Details of options to acquire common shares in the Company by Directors and officers as of March 16 2009 were as follows:

Director or Officer	Number of options	Exercise price	Expiration Date
Craig H. Stevenson Jr.	200,000 (a)	$26.85*	December 2012
Ole B. Hjertaker	150,000 (b) 60,000 (c)	$17.54 $24.51	November 2011 February 2013

 *      The initial exercise price is adjusted upwards by 6% on each anniversary date of the grant.
(a)     66,667 of the options have vested.
(b)    100,000 of the options have vested.
(c)     20,000 of the options have vested.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

Ship Finance International Limited is indirectly controlled by another corporation (see below). The following table presents certain information as at December 31 2008 regarding the ownership of our Common Shares with respect to each shareholder who we know to beneficially own more than five percent of our outstanding Common Shares.

Owner	Amount of Common Shares	Percent of Common Shares
Hemen Holding Ltd. (1)	4,128,177	5.68%
Farahead Investment Inc. (1)	26,000,000	35.74%

(1)	Hemen Holding Ltd. is a Cyprus holding company and Farahead Investment Inc. is a Liberian company, both indirectly controlled by Mr. John Fredriksen.

The Company’s major shareholders have the same voting rights as other shareholders of the Company.

As at March 16 2009 the Company had 328 holders of record in the U.S. We had a total of 72,743,737 of Common Shares outstanding as of March 16 2009.

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

A significant proportion of our assets were acquired from Frontline in 2004 soon after we were first established as a subsidiary of Frontline. As of March 16 2009 our fleet consists of 63 operating vessels and a further seven which are under construction. The total of 70 vessels includes the Front Vanadis and Front Sabang, which are subject to hire purchase agreements. Also, the vessels under construction include two Suezmax tankers which we have agreed to sell immediately upon their delivery from the shipyard.  The majority of our operations are conducted through contractual relationships between us and parties indirectly controlled by Hemen. In addition, the majority of our directors are also directors of companies related to Hemen. We refer you to Item 10.C “Material Contracts” for discussion of the material contractual arrangements that we have with affiliates of Hemen.

As of March 16 2009 we charter 39 of our vessels to the Frontline Charterers under long-term leases, most of which were given economic effect from January 1 2004.  At December 31 2008 the balance of net investments in finance leases to the Frontline Charterers was $1.6 billion (2007: $1.8 billion) of which $116 million (2007: $116 million) represents short-term maturities.

We pay Frontline Management a management fee of $6,500 per day per vessel for all vessels chartered to the Frontline Charterers, resulting in expenses of $94 million for the year ended December 31 2008 (2007: $103 million). The management fees are classified as ship operating expenses.

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

The Frontline Charterers pay us profit sharing of 20% of earnings above certain specified base charter rates. During the year ended December 31 2008 we earned and recognized revenue of $111 million (2007: $53 million) under this arrangement.

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

In April 2006 we entered into an agreement with Horizon Lines under which we acquired five container vessels under construction for consideration of approximately $280 million. The vessels have been chartered back to Horizon Lines under 12-year bareboat charters with three-year renewal options on the part of Horizon Lines. Horizon Lines has options to buy the vessels after five, eight, 12 and 15 years.  As part of this transaction, Horizon Lines paid a commission to AMA Capital Partners LLC, or AMA, for brokerage and financial advice. One of our board members is associated with AMA.

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

In November 2006 we entered into two newbuilding Suezmax tanker contracts, with delivery currently expected in the fourth quarter of 2009 and first quarter of 2010. In July 2008 we announced the sale of these two tankers for delivery to their new owner immediately upon delivery from the shipyard.

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

In February 2007 we entered into an agreement to acquire two newbuilding Capesize drybulk carriers from Golden Ocean upon delivery from the shipyard. In February 2009 this agreement was terminated.

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

In March 2008 we entered into an agreement to re-charter the single-hull VLCC Front Sabang to an unrelated third party. The new charter is in the form of a hire-purchase agreement, where the vessel is chartered to the buyer for a 3.5 year period, with a purchase obligation at the end of the charter. We paid a compensation payment of approximately $26.8 million to Frontline for the early termination of the charter.

In May 2008 we entered into an agreement to acquire the newbuilding ultra-deepwater drillship West Polaris from a subsidiary of Seadrill for a purchase price of $845 million. Upon delivery in July 2008 the vessel was chartered to Seadrill Polaris Ltd., or Seadrill Polaris, for 15 years on bareboat terms, fully guaranteed by Seadrill, the ultimate parent company of Seadrill Polaris. Seadrill Polaris has been granted fixed price purchase options to buy back the drillship after four, six, eight, 10, 12 and 15 years. In addition we have a fixed price option to sell the vessel to Seadrill Polaris after 15 years.

In September 2008 we entered into an agreement to acquire two ultra-deepwater semi-submersible drilling rigs from subsidiaries of Seadrill for a purchase price of $1.7 billion. Upon delivery in November 2008, each of the rigs were chartered to Seadrill Deepwater Charterer Ltd., or Seadrill Deepwater, for 15 years on bareboat terms, fully guaranteed by Seadrill, the ultimate parent company of Seadrill Deepwater. Seadrill Deepwater has been granted fixed price purchase options to buy back the rigs after three, six, eight, 10 and 12 years in the case of West Hercules and after six, eight, 10 and 12 years in the case of West Taurus. In addition there are obligations for Seadrill Deepwater to purchase the rigs at fixed prices after 15 years.

In November 2008 we entered into a $115 million unsecured loan agreement with a related party. The loan bears interest at a fixed rate and is repayable in 2009.

In January 2009 we entered into an $18 million unsecured loan agreement with a related party. The loan bears interest at LIBOR plus a margin and is repayable in 2009.

In March 2009 we amended the Charter Ancillary Agreement with Frontline Shipping III, whereby the charter service reserve totaling $26.5 million relating to the vessels on charter to Frontline Shipping III may be in the form of a loan to the Company. The loan will bear interest at LIBOR plus a margin and is due for repayment within 364 days of the loan being provided, or earlier in accordance with the agreement as further described under Item 10.C “Material Contracts.”

C.         INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.         CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

We and our ship-owning subsidiaries are routinely party, as plaintiff or defendant, to claims and lawsuits in various jurisdictions for demurrage, damages, off hire and other claims and commercial disputes arising from the operation of their vessels, in the ordinary course of business or in connection with its acquisition activities. We believe that resolution of such claims will not have a material adverse effect on our operations or financial conditions.

Dividend Policy

Our Board of Directors adopted a policy in May 2004 in connection with our public listing, whereby we seek to pay a regular quarterly dividend, the amount of which is based on our contracted revenues and growth prospects. Our goal is to increase our quarterly dividend as we grow the business, but the timing and amount of dividends, if any, is at the sole discretion of our Board of Directors and will depend upon our operating results, financial condition, cash requirements, restrictions in terms of financing arrangements and other relevant factors.

We have paid the following cash dividends since our public listing in June 2004:

Payment Date	Amount per Share

2004
July 9 2004	$0.25
September 13 2004	$0.35
December 7 2004	$0.45

2005
March 18 2005	$0.50
June 24 2005	$0.50
September 20 2005	$0.50
December 13 2005	$0.50

2006
March 20 2006	$0.50
June 26 2006	$0.50
September 18 2006	$0.52
December 21 2006	$0.53

2007
March 22 2007	$0.54
June 21 2007	$0.55
September 13 2007	$0.55
December 10 2007	$0.55

2008
March 10 2008	$0.55
June 30 2008	$0.56
September 15 2008	$0.58

On December 1 2008 the Board declared a dividend of $0.60 per share which was paid on January 7 2009.  On February 26 2009 the Board declared a dividend of $0.30 per share which will be paid on or about April 17 2009 in cash or, at the election of the shareholder, in newly issued common shares.

B.     SIGNIFICANT CHANGES

None

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

The Company’s common shares were listed on the New York Stock Exchange, or NYSE, on June 15 2004 and commenced trading on that date under the symbol “SFL.”

The following table sets forth the fiscal years high and low closing prices for the common shares on the NYSE since the date of listing.

	High	Low
Fiscal year ended December 31
2008	$32.43	$9.01
2007	$31.54	$22.24
2006	$23.80	$16.33
2005	$24.00	$16.70
2004	$26.16	$11.55

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the common shares on the NYSE since the date of listing.

	High	Low
Fiscal year ended December 31 2008
First quarter	$28.01	$23.64
Second quarter	$32.43	$26.58
Third quarter	$29.74	$19.55
Fourth quarter	$20.53	$9.01

	High	Low
Fiscal year ended December 31 2007
First quarter	$27.90	$22.24
Second quarter	$31.42	$27.44
Third quarter	$31.54	$24.70
Fourth quarter	$28.46	$24.64

The following table sets forth, for the most recent six months, the high and low prices for the common shares on the NYSE.

	High	Low
February 2009	$11.77	$8.36
January 2009	$13.47	$11.05
December 2008	$12.62	$9.86
November 2008	$15.76	$9.01
October 2008	$20.53	$10.92
September 2008	$27.83	$19.55

ITEM 10.	ADDITIONAL INFORMATION

A.     SHARE CAPITAL

Not Applicable

B.     MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum of Association of the Company has previously been filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-4/A, (Registration No. 333-115705) filed with the Securities and Exchange Commission on May 25 2004, and is hereby incorporated by reference into this Annual Report.

At the 2007 Annual General Meeting of the Company the shareholders voted to amend the Company’s Bye-Laws to ensure conformity with recent revisions to the Bermuda Companies Act 1981, as amended. These amended Bye-Laws of the Company as adopted by shareholders on September 28 2007 have been filed as Exhibit 1 to the Company’s 6-K filed on October 22 2007, and are hereby incorporated by reference into this Annual Report.

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

Bermuda law permits the Bye-laws of a Bermuda company to contain provisions excluding personal liability of a director, alternate director, officer, member of a committee authorized under Bye-law 98, resident representative or their respective heirs, executors or administrators to the company for any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the officer or person may be guilty.  Bermuda law also grants companies the power generally to indemnify directors, alternate directors and officers of the Company  and any members authorized under Bye-law 98, resident representatives or their respective heirs, executors or administrators if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, alternate director or officer of the Company or member of a committee authorized under Bye-law 98, resident representative or their respective heirs, executors or administrators or was serving in a similar capacity for another entity at the company’s request.

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

C.     MATERIAL CONTRACTS

Frontline Time Charters

We have chartered most of our tankers and OBOs to the Frontline Charterers under long term time charters, which will extend for various periods depending on the age of the vessels, ranging from approximately four to 18 years. We refer you to Item 4.D. “Property, Plant and Equipment” for the relevant charter termination dates for each of our vessels.  The daily base charter rates payable to us under the charters have been fixed in advance and will decrease as our vessels age, and the Frontline Charterers have the right to terminate a charter for a non-double hull vessel beginning on each vessel’s anniversary date in 2010.

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

The exceptions to the above rates are for the following vessels on daily base charterhire to Frontline Shipping II, these rates are also payable to us monthly in advance for a maximum of 360 days per year (361 days per leap year), as follows:

Vessel	2005 to 2006	2007 to 2010	2011 to 2018	2019 and beyond

Front Champion	$31,340	$31,140	$30,640	$28,464
Front Century	$31,501	$31,301	$30,801	$28,625
Golden Victory	$33,793	$33,793	$33,793	$33,793
Front Energy	$30,014	$30,014	$30,014	$30,014
Front Force	$29,853	$29,853	$29,853	$29,853

In addition, the base charter rate for our non-double hull vessels will decline to $7,500 per day on each vessel’s anniversary date in 2010, at which time the relevant Frontline Charterer will have the option to terminate the charters for those vessels. Each charter also provides that the base charter rate will be reduced if the vessel does not achieve the performance specifications set forth in the charter. The related management agreement provides that Frontline Management will reimburse us for any such reduced charter payments. The Frontline Charterers have the right under a charter to direct us to bareboat charter the related vessel to a third party. During the term of the bareboat charter, the Frontline Charterer will continue to pay us the daily base charter rate for the vessel, less $6,500 per day. The related management agreement provides that our obligation to pay the $6,500 fixed fee to Frontline Management will be suspended for so long as the vessel is bareboat chartered.

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

Charter Service Reserve. Each of the Frontline Charterers has established a charter services reserve to support their obligation to make payments to us under the charters. The aggregate charter reserve is currently $216 million, including $154.6 million, $35.0 million and $26.5 million in Frontline Shipping, Frontline Shipping II and Frontline Shipping III, respectively. The Frontline Charterer’s are entitled to use the charter service reserve only (1) to make charter payments to us and (2) for reasonable working capital to meet short term voyage expenses relating to the vessels. The Frontline Charterers are required to provide us with monthly certifications of the balances of and activity in the charter service reserve.

The charter service reserve in Frontline Shipping III may also be provided as a loan to the relevant vessel-owning subsidiary of Ship Finance. Any such loan shall be repaid within 364 days of the loan being provided, or earlier if (a) Frontline Shipping III would otherwise be unable to pay the charter hire under the charter with the relevant vessel-owning subsidiary, (b) if there is a termination of the charter between the relevant vessel-owning subsidiary and Frontline Shipping III, or (c) if insolvency or similar proceedings are initiated in respect of the relevant vessel-owning subsidiary.

Material Covenants.  Pursuant to the terms of the charter ancillary agreement, each Frontline Charterer has agreed not to pay dividends or other distributions to its shareholders or loan, repay or make any other payment in respect of its indebtedness to any of its affiliates (other than us or our wholly owned subsidiaries), unless (1) the relevant Frontline Charterer is then in compliance with its obligations under the charter ancillary agreement, (2) after giving effect to the dividend or other distribution, (A) the Frontline Charterer remains in compliance with such obligations, (B) the balance of the charter service reserve equals at least $154.6 million in the case of Frontline Shipping, $35.0 million in the case of Frontline Shipping II and $26.5 million in the case of Frontline Shipping III (which threshold will be reduced by $5.3 million in the case of Frontline Shipping and Frontline Shipping III and $7.0 million in the case of Frontline Shipping II in each event that a charter to which the relevant Frontline Charterer is a party is terminated other than by reason of a default by the relevant Frontline Charterer), which we refer to as the “Minimum Reserve”, and (C) it certifies to us that it reasonably believes that the charter service reserve will be equal to or greater than the Minimum Reserve level for at least 30 days after the date of that dividend or distribution, taking into consideration its reasonably expected payment obligations during such 30-day period, (3) any charterhire payments deferred pursuant to the deferral provisions described below have been fully paid to us and (4) any profit sharing payments deferred pursuant to the profit sharing payment provisions described below have been fully paid to us. In addition, each Frontline Charterer has agreed to certain other restrictive covenants, including restrictions on its ability to, without our consent:

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

•	enter into transactions with affiliates, other than on an arm’s-length basis;

•	permit the incurrence of any liens on any of its assets, other than liens incurred in the ordinary course of business;

•	issue any capital stock to any person or entity other than Frontline; and

•	make any investments in, provide loans or advances to, or grant guarantees for the benefit of any person or entity other than in the ordinary course of business.

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

The Frontline Charterers are entitled to defer, without interest, any profit sharing payment to the extent that, after giving effect to the payment, the charter service reserve would be less than the Minimum Reserve.  The Frontline Charterers are required to immediately use all revenues that the Frontline Charterers receive that are in excess of the daily charter rates payable to us to pay any deferred profit sharing amounts at such time as the charter service reserve exceeds the minimum reserve, unless the relevant Frontline Charterer reasonably believes that the charter service reserve will not exceed the minimum reserve level for at least 30 days after the date of the payment. In addition, the Frontline Charterers will not be required to make any payment of deferred profit sharing amounts until the payment would be at least $2 million in the case of Frontline Shipping and Frontline Shipping II and $250,000 in the case of Frontline Shipping III.

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

•
the performance of the obligations of Frontline Management under the management agreements, provided however that Frontline’s obligations with respect to indemnification for environmental matters shall not extend beyond the protection and indemnity insurance coverage with respect to any vessel required by us under the management agreements; and

•	the performance of the obligations of Frontline Management under the administrative services agreement.

Frontline’s performance guarantee shall remain in effect until all obligations of the Frontline Charterers or Frontline Management, as the case may be, that have been guaranteed by Frontline under the performance guarantee have been performed and paid in full.

Vessel Management Agreements

Our tanker owning subsidiaries that we acquired from Frontline entered into fixed rate management agreements with Frontline Management effective January 1 2004. Under the management agreements, Frontline Management is responsible for all technical management of the vessels, including crewing, maintenance, repair, certain capital expenditures, drydocking, vessel taxes and other vessel operating expenses. In addition, if a structural change or new equipment is required due to changes in classification society or regulatory requirements, Frontline Management will be responsible for making them, unless the Frontline Charterers do so under the charters. Frontline Management outsources many of these services to third party providers.

Frontline Management is also obligated under the management agreements to maintain insurance for each of our vessels, including marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances) and war risk insurance. Frontline Management will also reimburse us for all lost charter revenue caused by our vessels being off hire for more than five days per year on a fleet-wide basis or failing to achieve the performance standards set forth in the charters. Under the management agreements, we will pay Frontline Management a fixed fee of $6,500 per day per vessel for all of the above services, for as long as the relevant charter is in place. If a Frontline Charterer exercises its right under a charter to direct us to bareboat charter the related vessel to a third party, the related management agreement provides that our obligation to pay the $6,500 fixed fee to Frontline Management will be suspended for so long as the vessel is bareboat chartered. Both we and Frontline Management have the right to terminate any of the management agreements if the relevant charter has been terminated and in addition we have the right to terminate any of the management agreements upon 90 days prior written notice to Frontline Management.

Frontline has guaranteed to us Frontline Management’s performance under these management agreements.

Administrative Services Agreement

We have an administrative services agreement with Frontline Management under which they provide us with certain administrative support services.  For periods up to December 31 2006, we and each of our vessel-owning subsidiaries paid Frontline Management a fixed fee of $20,000 per year for services under the agreement, and agreed to reimburse Frontline Management for reasonable third party costs, if any, advanced on our behalf by Frontline. The original agreement has been amended, such that from January 1 2007 onwards we paid Frontline Management our allocation of the actual costs they incur on our behalf, plus a margin (see Exhibit 4.10).  Frontline guarantees to us Frontline Management’s performance under this administrative services agreement.

In 2008 we established a UK branch and a Singapore branch of our wholly-owned subsidiary Ship Finance Management AS. We have service agreements with Golar Management UK Limited and Seadrill Management (S) Pte Ltd, both related parties, for the provision of office facilities.

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

E.     TAXATION

U.S. Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury Department regulations, which we refer to as Treasury Regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.  Unless otherwise noted, references to the “Company” include the Company’s Subsidiaries.  This discussion assumes that we do not have an office or other fixed place of business in the U. S.

Taxation of the Company’s Shipping Income: In General

The Company anticipates that it will derive a significant portion of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease from time or voyage charters and the performance of services directly related thereto, which the Company refers to as “shipping income.”

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. will be considered to be 50% derived from sources within the U.S. Shipping income attributable to transportation that both begins and ends in the U.S. will be considered to be 100% derived from sources within the U.S. The Company is not permitted by law to engage in transportation that gives rise to 100% U.S. source income.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the U.S. Shipping income derived from sources outside the U.S. will not be subject to U.S. federal income tax.

Based upon the Company’s anticipated shipping operations, the Company’s vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. taxation under Section 883 of the Code, the Company will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the U.S.

Application of Code Section 883

Under the relevant provisions of Section 883 of the Code, or Section 883, the Company will be exempt from U.S. taxation on its U.S. source shipping income if:

(i)
It is organized in a qualified foreign country which is one that grants an equivalent exemption from tax to corporations organized in the U.S. in respect of the shipping income for which exemption is being claimed under Section 883 (a “qualified foreign country”) and which the Company refers to as the “country of organization requirement”; and

(ii)	It can satisfy any one of the following two stock ownership requirements for more than half the days during the taxable year:

•
the Company’s stock is “primarily and regularly traded on an established securities market” located in the U.S. or a “qualified foreign country,” which the Company refers to as the Publicly-Traded Test; or

•
more than 50% of the Company’s stock, in terms of value, is beneficially owned by any combination of one or more individuals who are residents of a “qualified foreign country” or foreign corporations that satisfy the country of organization requirement and the Publicly-Traded Test, which the Company refers to as the 50% Ownership Test.

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

As to the Publicly-Traded Test, the Treasury Regulations under Section 883 provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.

The Publicly-Traded Test also requires our common stock be “regularly traded” on an established securities market.  Under the Treasury Regulations, our common stock is considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on the market, referred to as the “listing threshold.” The Treasury Regulations further require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year (as appropriately adjusted in the case of a short taxable year).  Even if we do not satisfy both the trading frequency and trading volume tests, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if our common stock is traded on an established market in the U.S. and such stock is regularly quoted by dealers making a market in such stock.

For the 2008 tax year, we believe the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, we believe the Company’s stock was primarily and regularly traded on an established securities market, the New York Stock Exchange.

Notwithstanding the foregoing, a class of our stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under certain stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of our outstanding stock, which we refer to as the 5 Percent Override Rule.

In order to determine the persons who actually or constructively own 5% or more of our stock, or 5% Stockholders, we are permitted to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the U.S. Securities and Exchange Commission, or the SEC, as having a 5% or more beneficial interest in our common stock. In addition, an investment company identified on a Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

Therefore, there are factual circumstances beyond our control that could cause the Company to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on its U.S. source income.  For example, Hemen owned approximately 41.4% of the Company’s outstanding stock at December 31 2008.  There is therefore a risk that the Company could no longer qualify for exemption under Section 883 for a particular taxable year if other 5% Stockholders were, in combination with Hemen, to own 50% or more of the outstanding shares of the Company’s stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of the Company or any of its subsidiaries.

In the event the 5 Percent Override Rule is triggered, the 5 Percent Override Rule will nevertheless not apply if we can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be “qualified stockholders” for purposes of Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of each class of our stock for more than half the number of days during the taxable year.

In any year that the 5 Percent Override Rule is triggered with respect to us, we are eligible for the exemption from tax under Section 883 only if we can nevertheless satisfy the Publicly-Traded Test (which requires, among other things, showing that the exception to the 5 Percent Override Rule applies) or if we can satisfy the 50% Ownership Test. In either case, we would have to satisfy certain substantiation requirements regarding the identity of our stockholders in order to qualify for the Section 883 exemption. These requirements are onerous and there is no assurance that we would be able to satisfy them.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income, the Company’s U.S. source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since, under the sourcing rules described above, no more than 50% of the Company’s shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company’s shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as below, would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such trade or business.

Our U.S. source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	we had, or were considered to have, a fixed place of business in the U.S. involved in the earning of U.S. source shipping income; and

•
substantially all of our U.S. source shipping income were attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the U.S.

We do not have, nor will we permit circumstances that would result in having, any vessel sailing to or from the U.S. on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source shipping income is or will be “effectively connected” with the conduct of a U.S. trade or business.

Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the U.S. under U.S. federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the U.S. for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the U.S.  It is expected that any sale of a vessel by us will be considered to occur outside of the U.S.

U.S. Taxation of Our Other Income

In addition to our shipping operations, we charter drillrigs to third parties who conduct drilling operations in various parts of the world.  Since we are not engaged in a trade or business in the U.S., we do not expect to be subject to U.S. federal income tax on any of our income from such charters.

Taxation of U.S. Holders

The following is a discussion of the material U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to the common stock.  This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which may be subject to special rules.  You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common stock.

As used herein, the term “U.S. Holder” means a beneficial owner of our common stock that (i) is a U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the U.S. is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, (ii) owns our common stock as a capital asset, generally, for investment purposes, and (iii) owns less than 10% of our common stock for U.S. federal income tax purposes.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  If you are a partner in a partnership holding our common stock, you are encouraged to consult your own tax advisor on this issue.

Distributions

Subject to the discussion of passive foreign investment companies below, or PFICs, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain.  Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, which we refer to as a U.S. Individual Holder, will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the U.S. (such as the New York Stock Exchange on which our common stock is listed); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see discussion below); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend.

There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder.  Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment.  Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes.  In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either at least 75% of our gross income for such taxable year consists of passive income (e.g. dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock.  Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income.  By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Although there is no legal authority directly on point, our U.S. tax counsel believes that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time-chartering activities of our wholly-owned subsidiaries more likely than not constitutes services income, rather than rental income.  Correspondingly, we believe that such income does not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC.  We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.

Consequently, based upon our current method of operations and upon representations made by us, our U.S. tax counsel believes that it is more likely than not that we will not be treated as a PFIC for our taxable years ending December 31 2008 and December 31 2009.  This position is principally based upon the positions that (1) our time charter income will constitute services income, rather than rental income, and (2) Frontline Management, which provides services to most of our time-chartered vessels, will be respected as a separate entity from the Frontline Charterers, with which it is affiliated.

For taxable years after 2009, depending upon the relative amount of income we derive from our various assets as well as their relative fair market values, we may be treated as a PFIC.  For example, the bareboat charters of our drillrigs may produce passive income and such drillrigs may be treated as assets held for the production of “passive income.”  In such a case, depending upon the amount of income so generated and the fair market value of the drillrigs, we may be treated as a PFIC for any taxable year after 2009.

We note that  there is no direct legal authority under the PFIC rules addressing our current and proposed method of operation.  In particular, there is no legal authority addressing the situation where the charterer of a majority of the vessels in a company’s fleet is affiliated with the technical management provider for a majority of the company’s vessels.  In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.  Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a significant risk that the IRS or a court of law could determine that we are a PFIC.

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

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder.  The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits.  Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing one copy of IRS Form 8621 with his U.S. federal income tax return. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations.  If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock.  The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.  A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount.  Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e. the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock.  Under these special rules:

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

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock.  If we were a PFIC, and a Non-Electing Holder who is an individual died while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

Taxation of Non-U.S. Holders

A beneficial owner of common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Dividends on common stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that dividend income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.

Sale, exchange or other disposition of common stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (and, if the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.); or

•	the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock, that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the U.S. to you will be subject to information reporting requirements.  Such payments will also be subject to “backup withholding” if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-U.S. Holder and you sell your common shares to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or otherwise establish an exemption.  If you sell your common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the U.S. then information reporting and backup withholding generally will not apply to that payment.  However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to you outside the U.S., if you sell your common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the U.S. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

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

Liberian Taxation

The Republic of Liberia enacted a new income tax act effective as of January 1 2001, or the New Act.  In contrast to the income tax law previously in effect since 1977, or the Prior Law, which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of a non-resident Liberian corporation, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping, such as our Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1 2001, or the New Regulations.  In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance.  Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from Liberian income tax as under the Prior Law.

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

F.         DIVIDENDS AND PAYING AGENTS

Not Applicable

G.         STATEMENT BY EXPERTS

Not Applicable

H.         DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the public reference facilities maintained by the Commission at its principal office in Washington, D.C. 20549.  The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at our principal executive offices at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda HM 08.

I.         SUBSIDIARY INFORMATION

Not Applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including interest rates and foreign currency fluctuations.  We use interest rate swaps to manage interest rate risk. We may enter into derivative instruments from time to time for speculative purposes.

At December 31 2008 the Company and its consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $1.2 billion at rates between 2.87% per annum and 5.65% per annum. In addition, our equity-accounted subsidiaries had entered into interest swaps with a combined notional principal amount of $1.1 billion at rates between 1.91% per annum and 3.92% per annum. The swap agreements mature between February 2009 and May 2019, and we estimate that we would pay $144 million to terminate these agreements as of December 31 2008 (2007: pay $18 million).

The overall effect of these swaps is to fix the interest rate on $2.3 billion of floating rate debt at a weighted average interest rate of 3.59% per annum. Several of our charter contracts also contain interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on the outstanding loan, effectively transferring the interest rate exposure to the counterparty under the charter contract. At December 31 2008, a total of $2.1 billion was subject to such interest adjustment clauses, including our equity-accounted subsidiaries.  Of this, a total of 1.1 billion was subject to interest rate swaps, and the balance of $939 million remained on a flotating basis.

The Company has entered into short-term total return bond swap lines with banks, whereby the banks acquire the Company’s senior notes and the Company carries the risk of fluctuations in the market price of the acquired notes. The settlement amount for the bond swaps will be (A) the proceeds on sale of the notes plus all interest received by the banks while holding the notes, less (B) the cost of purchasing the notes plus agreed compensation for cost of carriage for the counterparty. Settlement will be either a payment from or to the banks, depending on whether (A) is more or less than (B). The fair value of the bond swaps are recognized as an asset or liability, with the changes in fair values recognized in the consolidated statement of operations.  As of December 31 2008, bond swaps held by the Company under these arrangements had principal amounts totaling $148 million (2007: $122 million), effectively translating the underlying principle amounts into floating rate debt. The settlement dates for these transactions range between June 2009 and August 2009, although early termination is possible. The Company also has the option of extending the term of the transactions for a further two years.

At December 31 2008 our net exposure, including equity-accounted subsidiaries, to interest rate fluctuations on our outstanding debt was $746 million, compared with $779 million at December 31 2007. Our net exposure to interest fluctuations is based on our total of $3.9 billion floating rate debt outstanding at December 31 2008, plus the outstanding balance of $148 million under the bond swap line at December 31 2008, less the $939 million outstanding floating rate debt subject to interest adjustment clauses under charter contracts and the $2.4 billion notional principal of our floating to fixed interest rate swaps outstanding at December 31 2008. A one per cent change in interest rates would thus increase or decrease interest expense by $7.5 million per year as of December 31 2008 (2007: $7.8 million).

In October 2007 the Board of Directors of the Company approved a share repurchase program of up to seven million shares. Initially the program is to be financed through the use of TRS transactions indexed to the Company’s own shares, whereby the counterparty acquires shares in the Company, and the Company carries the risk of fluctuations in the share price of the acquired shares. The settlement amount for each TRS transaction will be (A) the proceeds on sale of the shares plus all dividends received by the counterparty while holding the shares, less (B) the cost of purchasing the shares and the counterparty’s financing costs. Settlement will be either a payment from or to the counterparty, depending on whether A is more or less than B.  At December 31 2008 the counterparty had acquired approximately 692,000 shares in the Company. The settlement date for the transaction is November 25 2009, although early termination is possible. This open position exposes the Company to market risk associated with fluctuations in the Company’s share price. It is estimated that a 10% reduction in the share price below the value at December 31 2008 would generate an adverse fair value adjustment of up to $0.7 million, depending to a degree on the counterparty’s funding costs and the Company’s dividend payments.

The fair market value of our 8.5% Senior Notes was $335 million as of December 31 2008 (2007: $457 million).

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

a)           Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31 2008. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of the evaluation date.

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

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company’s management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company’s internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31 2008. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company’s internal controls over financial reporting are effective as of December 31 2008.

c)         Attestation report of the registered public accounting firm

MSPC, Certified Public Accountants and Advisors, a Professional Corporation, or MSPC, our independent registered public accounting firm has issued their attestation report on the effectiveness of our internal control over financial reporting as of December 31 2008. Such report appears on page F-2.

d)         Changes in internal control over financial reporting

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

ITEM 16 C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2008 and 2007 was MSPC. The following table sets forth the fees related to audit and other services provided by MSPC.

	2008	2007

Audit Fees (a)	$500,000	$475,000
Audit-Related Fees (b)	$110,000	$37,500
Tax Fees (c)	-	-
All Other Fees (d)	$2,000	$8,500
Total	$612,000	$521,000

(a)	Audit Fees
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

(e)     Audit Committee’s Pre-Approval Policies and Procedures
Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company.   All services provided by the principal auditor in 2008 and 2007 were approved by the Board pursuant to the pre-approval policy.

ITEM 16 D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16 E.	PURCHASE OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
06/01/05 to 06/30/05	300,000 (1)	$19.58	-	-
10/01/05 to 10/31/05	336,400 (1)	$19.43	-	-
11/01/05 to 11/30/05	520,700 (1)	$18.95	-	-
12/01/05 to 12/31/05	600,000 (1)	$18.01	-	-
01/10/06 to 01/20/06	400,000 (1)	$18.03	-	-
10/19/07 to 12/31/07	-	-	-	7,000,000 (2)
Total	2,157,100	$18.68	-	7,000,000

1.	The shares repurchased in the period were not part of a publicly announced plan or program. The repurchases were made in open-market transactions.

2.
In October 2007 the Board of Directors of the Company approved a share repurchase program of up to seven million shares. Initially the program is to be financed through the use of Total Return Swaps, or TRS, indexed to the Company’s own shares, whereby the counterparty acquires shares in the Company, and the Company carries the risk of fluctuations in the share price of the acquired shares. The settlement amount for each TRS transaction will be (A) the proceeds on sale of the shares plus all dividends received by the counterparty while holding the shares, less (B) the cost of purchasing the shares plus an agreed compensation for cost of carriage for the counterparty. Settlement will be either a payment from or to the counterparty, depending on whether A is more or less than B.  At December 31 2008 the counterparty had acquired approximately 692,000 shares in the Company under this arrangement. At present there is no obligation for the Company to purchase any shares from the counterparty, and this arrangement has been recorded as a derivative transaction (see Note 22).

3.
In December 2008 the Company filed a prospectus supplement to enable the Company to issue and sell up to 7,000,000 common shares from time to time. Sales of the common shares, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of the sale, at prices related to the prevailing market prices, or at negotiated prices. As at March 16 2009, no shares in the Company have been issued and sold under this arrangement.

4.
On February 26 2009 the Board of Ship Finance declared a dividend of $0.30 per share to be paid on or about April 17 2009 in cash or, at the election of the shareholder, in newly issued common shares. The total amount of this dividend is $21.8 million and the issue price of the shares is $5.68. If all shareholders elect to receive common shares, the Company will issue up to 3.8 million newly issued common shares.

ITEM 16 G.   CORPORATE GOVERNANCE

Pursuant to an exception under the New York Stock Exchange, or the NYSE, listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards.  The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.

Executive Sessions. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year.  As permitted under Bermuda law and our byelaws, our non-management directors have not regularly held executive sessions without management. However, we expect them to do so in the future.

Nominating/Corporate Governance Committee.  The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Bermuda law and our byelaws, we do not currently have a nominating or corporate governance committee.

Audit Committee.  The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members. As permitted by Rule 10A-3 under the Securities Exchange Act of 1934, our audit committee consists of one independent member of our Board of Directors.  Under the Audit Committee charter, the Audit Committee confers with the Company’s independent registered public accounting firm and reviews, evaluates and advises the Board of Directors concerning the adequacy of the Company’s accounting systems, its financial reporting practices, the maintenance of its books and records and its internal controls. In addition, the Audit Committee reviews the scope of the audit of the Company’s financial statements and results thereof.

Corporate Governance Guidelines.  The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Bermuda law and we have not adopted such guidelines.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-28 are filed as part of this annual report:

ITEM 19.      EXHIBITS

Number	Description of Exhibit

1.1*
Memorandum of Association of Ship Finance International Limited, or the Company, incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement, SEC File No. 333-115705, filed on May 21 2004, which we refer to as the Original Registration Statement.

1.4*	Amended and Restated Bye-laws of the Company, as adopted on September 28 2007, incorporated by reference to Exhibit 1 of the Company’s 6-K filed on October 22 2007.

2.1*	Form of Common Stock Certificate of the Company, incorporated by reference to Exhibit 4.1 of the Company’s Original Registration Statement.

4.1*	Indenture relating to 8.5% Senior Notes due 2013, dated December 18 2003, incorporated by reference to Exhibit 4.4 of the Company’s Original Registration Statement.

4.2*	Form of $1.058 billion Credit Facility, incorporated by reference to Exhibit 10.1 of the Company’s Original Registration Statement.

4.3*	Fleet Purchase Agreement dated December 11 2003, incorporated by reference to Exhibit 10.2 of the Company’s Original Registration Statement.

4.4*	Form of Performance Guarantee issued by Frontline Limited, incorporated by reference to Exhibit 10.3 of the Company’s Original Registration Statement.

4.5*	Form of Time Charter, incorporated by reference to Exhibit 10.4 of the Company’s Original Registration Statement.

4.6*	Form of Vessel Management Agreements, incorporated by reference to Exhibit 10.5 of the Company’s Original Registration Statement.

4.7*	Form of Charter Ancillary Agreement dated January 1 2004, incorporated by reference to Exhibit 10.6 of the Company’s Original Registration Statement.

4.8*	Amendment #3 to Charter Ancillary Agreement dated August 21 2007, incorporated by reference to Exhibit 4.8 of the Company's 2007 Annual Report as filed on Form 20-F on March 17, 2008.

4.9*	Form of Administrative Services Agreement, incorporated by reference to Exhibit 10.7 of the Company’s Original Registration Statement.

4.10*	New Administrative Services Agreement dated November 29 2007, incorporated by reference to Exhibit 4.10 of the Company's 2007 Annual Report as filed on Form 20-F on March 17, 2008.

4.11*	Form of Loan Agreement dated February 3 2005, incorporated by reference to Exhibit 4.9 of the Company’s 2006 Annual Report as filed on Form 20-F on July 2 2007.

4.12*	Form of Amended Loan Agreement dated September 18 2006, incorporated by reference to Exhibit 4.10 of the Company’s 2006 Annual Report as filed on Form 20-F on July 2 2007.

4.13*	Share Option Scheme, incorporated by reference to Exhibit 2.2 of the Company’s 2006 Annual Report as filed on Form 20-F on July 2 2007.

8.1	Subsidiaries of the Company.

11.1*	Code of Ethics, incorporated by reference to Exhibit 11.1 of the Company’s 2004 Annual Report as filed on Form 20-F on June 30 2005.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm

* Incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ship Finance International Limited
(Registrant)

Date March 23, 2009
	By	/s/ Ole B. Hjertaker
Ole B. Hjertaker Principal Financial Officer

Ship Finance International Limited
Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Ship Finance International Limited

We have audited the accompanying consolidated balance sheets of Ship Finance International Limited and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008.  We also have audited the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal controls over financial reporting.  Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ship Finance International Limited and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/S/ MSPC
Certified Public Accountants and Advisors
A Professional Corporation
New York, New York
March 16, 2009

Ship Finance International Limited

CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31 2008,  2007 and 2006
(in thousands of $, except per share amounts)

	2008	2007	2006
Operating revenues
Finance lease interest income from related parties	174,948	185,032	177,840
Finance lease interest income from non-related parties	3,674	1,648	4,740
Finance lease service revenues from related parties	93,553	102,070	106,791
Profit sharing revenues from related parties	110,962	52,527	78,923
Time charter revenues from non-related parties	19,187	23,675	53,087
Bareboat charter revenues from related parties	21,188	7,417	-
Bareboat charter revenues from non-related parties	34,606	24,588	3,986
Other operating income/(expense)	228	1,835	(709)
Total operating revenues	458,346	398,792	424,658

Gain on sale of assets	17,377	41,669	9,806

Operating expenses
Ship operating expenses to related parties	93,553	103,399	116,362
Ship operating expenses to non-related parties	6,353	2,841	1,595
Voyage expenses and commission	541	921	1,736
Depreciation	28,038	20,636	14,490
Administrative expenses to related parties	1,013	1,245	1,184
Administrative expenses to non-related parties	8,823	6,538	5,400
Total operating expenses	138,321	135,580	140,767

Net operating income	337,402	304,881	293,697
Non-operating income / (expense)
Interest income	3,478	6,781	3,978
Interest expense	(127,192)	(130,401)	(113,588)
Other financial items, net	(54,876)	(14,477)	(3,556)
Net income before equity in earnings of associated companies	158,812	166,784	180,531

Equity in earnings of associated companies	22,799	923	267

Net income	181,611	167,707	180,798
Per share information:
Basic earnings per share	$2.50	$2.31	$2.48
Diluted earnings per share	$2.50	$2.30	$2.48

The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited

CONSOLIDATED BALANCE SHEETS
as of December 31 2008 and 2007
(in thousands of $)

	2008	2007
ASSETS
Current assets
Cash and cash equivalents	46,075	78,255
Restricted cash	60,103	26,983
Trade accounts receivable	435	28
Due from related parties	45,442	42,014
Other receivables	1,149	116
Inventories	252	267
Prepaid expenses and accrued income	3,638	301
Investment in finance leases, current portion	173,982	178,920
Financial instruments (short term): mark to market valuation	466	6,711
Total current assets	331,542	333,595

Vessels and equipment	638,665	607,978
Accumulated depreciation on vessels and equipment	(51,849)	(24,734)
Vessels and equipment, net	586,816	583,244
Newbuildings	69,400	46,259
Investment in finance leases, long-term portion	1,916,510	1,963,470
Investment in associated companies	420,977	4,530
Other long-term investments	8,545	2,008
Deferred charges	14,696	16,922
Total assets	3,348,486	2,950,028

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	385,577	179,428
Trade accounts payable	19	97
Due to related parties	6,472	5,693
Accrued expenses	17,937	16,972
Financial instruments (short term): mark to market valuation	34,300	21,224
Dividend payable	43,646	-
Other current liabilities	5,291	4,511
Total current liabilities	493,242	227,925
Long-term liabilities
Long-term debt	2,209,939	2,090,566
Financial instruments (long term): mark to market valuation	94,415	-
Other long-term liabilities	33,540	17,060
Total liabilities	2,831,136	2,335,551
Commitments and contingent liabilities	-	-
Stockholders’ equity
Share capital	72,744	72,744
Additional paid-in capital	2,194	737
Contributed surplus	496,922	485,119
Accumulated other comprehensive loss	(90,064)	(13,894)
Accumulated other comprehensive loss – associated companies	(49,244)	-
Retained earnings	84,798	69,771
Total stockholders’ equity	517,350	614,477
Total liabilities and stockholders’ equity	3,348,486	2,950,028

The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31 2008, 2007 and 2006
(in thousands of $)

	2008	2007	2006
Operating activities
Net income	181,611	167,707	180,798
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	28,038	20,636	14,490
Amortization of deferred charges	3,777	3,358	3,069
Amortization of seller’s credit	(2,144)	(440)	-
Equity in earnings of associated companies	(22,799)	(923)	(4,205)
Gain on sale of assets	(17,377)	(41,669)	(9,806)
Adjustment of derivatives to market value	54,527	12,557	6,375
Other	(122)	2,034	(5,091)
Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	(407)	463	3,455
Due from related parties	(3,909)	19,950	30,803
Other receivables	(1,996)	790	525
Inventories	15	64	352
Prepaid expenses and accrued income	(3,338)	(121)	(74)
Other current assets	-	11,223	(12,245)
Trade accounts payable	(78)	(436)	(445)
Accrued expenses	965	5,710	476
Other current liabilities	(5,377)	1,513	1,683
Net cash provided by operating activities	211,386	202,416	210,160

Investing activities
Investment in finance lease assets	(104,000)	(210,000)	-
Repayments from investments in finance leases	210,348	173,193	136,760
Acquisition of subsidiaries, net of cash acquired	-	-	(34,810)
Additions to newbuildings	(22,395)	(47,383)	(7,658)
Purchase of vessels	(60,200)	(434,283)	(266,750)
Proceeds from sales of vessels	23,005	152,659	58,943
Proceeds on cancellation of newbuildings	1,845	-	-
Investments in associated companies	(442,891)	91	508
Proceeds from (costs of) other investments	(6,537)	992	(3,000)
Placement of restricted cash	(33,120)	(14,046)	(11,362)
Net cash used in investing activities	(433,945)	(378,777)	(127,369)

Financing activities
Repurchases of shares	-	-	(7,212)
Proceeds from issuance of short-term and long-term debt	576,973	620,224	312,588
Repayments of short-term and long-term debt	(251,451)	(265,430)	(190,716)
Debt fees paid	(1,551)	(3,432)	(1,047)
Cash settlement of derivative instruments	(10,655)	-	-
Cash dividends paid	(122,937)	(159,335)	(149,123)
Deemed dividends received	-	4,642	31,741
Deemed dividends paid	-	(6,622)	(47,310)
Net cash provided by (used in) financing activities	190,379	190,047	(51,079)

Net change in cash and cash equivalents	(32,180)	13,686	31,712
Cash and cash equivalents at start of the year	78,255	64,569	32,857
Cash and cash equivalents at end of the year	46,075	78,255	64,569

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	126,759	123,777	111,823

The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND
COMPREHENSIVE INCOME
for the years ended December 31 2008, 2007 and 2006
(in thousands of $, except number of shares)

	2008	2007	2006
Number of shares outstanding
At beginning of year	72,743,737	72,743,737	73,143,737
Shares repurchased and cancelled	-	-	(400,000)
At end of year	72,743,737	72,743,737	72,743,737

Share capital
At beginning of year	72,744	72,744	73,144
Shares repurchased and cancelled	-	-	(400)
At end of year	72,744	72,744	72,744

Additional paid-in capital
At beginning of year	737	49	-
Employee stock options issued	1,457	688	49
At end of year	2,194	737	49

Contributed surplus
At beginning of year	485,119	464,429	441,105
Shares repurchased and cancelled	-	-	(6,811)
Amortization of deferred equity contributions	11,803	20,690	30,135
At end of year	496,922	485,119	464,429

Accumulated other comprehensive loss
At beginning of year	(13,894)	(71)	-
Other comprehensive loss	(76,170)	(13,823)	(71)
At end of year	(90,064)	(13,894)	(71)

Accumulated other comprehensive loss – associated companies
At beginning of year	-	-	-
Other comprehensive loss	(49,244)	-	-
At end of year	(49,244)	-	-

Retained earnings
At beginning of year	69,771	63,379	47,273
Net income	181,611	167,707	180,798
Dividends declared	(166,584)	(159,335)	(149,123)
Deemed dividends received	-	4,642	31,741
Deemed dividends paid	-	(6,622)	(47,310)
At end of year	84,798	69,771	63,379
Total Stockholders’ Equity	517,350	614,477	600,530

Comprehensive income
Net income	181,611	167,707	180,798
Fair value adjustment to hedging financial instruments	(76,019)	(13,948)	-
Fair value adjustment to hedging financial instruments in associated companies	(49,244)	-	-
Other comprehensive income (loss)	(151)	125	(71)
Comprehensive income	56,197	153,884	180,727

The accompanying notes are an integral part of these consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Notes to the Consolidated Financial Statements

1.	GENERAL

Ship Finance International Limited (“Ship Finance” or the “Company”), a publicly listed company on the New York Stock Exchange (ticker SFL), was incorporated in Bermuda in October 2003 as a subsidiary of Frontline Ltd. (“Frontline”) for the purpose of acquiring certain of the shipping assets of Frontline. In December 2003 Ship Finance issued $580 million of 8.5% senior notes and in the first quarter of 2004 the Company used the proceeds of the notes issue, together with a refinancing of existing debt, to fund the acquisition from Frontline of a fleet of 47 crude oil tankers (including one purchase option for a tanker). The ships were all chartered back to the Frontline subsidiary Frontline Shipping Limited (“Frontline Shipping”) for most of their estimated remaining lives. The Company also entered into fixed rate management and administrative services agreements with Frontline to provide for the operation and maintenance of the Company’s tankers and administrative support services. The charters and the management services agreements were each given economic effect as of January 1 2004 (see Note 21). Since then the Company has acquired additional vessels, in line with its strategy to diversify its asset and customer base, and several of the non-double hull tankers acquired in the original fleet have been sold, as part of the planned management of the fleet.

As of December 31 2008, the Company owned 27 very large crude oil carriers (“VLCCs”), six Suezmax crude oil carriers, eight oil/bulk/ore carriers (“OBOs”), one Panamax drybulk carrier, eight container vessels, two jack-up drilling rigs, three ultra-deepwater drilling units, six offshore supply vessels and two chemical tankers. Included in the above are the single-hull VLCCs Front Vanadis and Front Sabang, which are subject to hire-purchase agreements. The Panamax drybulk carrier and the three ultra-deepwater drilling units referred to above are owned by wholly-owned subsidiaries of the Company that are accounted for using the equity method (see Note 14). In addition, as at December 31 2008, the Company had contracted to acquire five container vessels, two Capesize drybulk carriers and two Suezmax tankers. The Company has agreed to sell the two Suezmax tankers immediately upon their delivery from the shipyard.

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

FIN 46(R) requires a variable interest entity to be consolidated if any of its interest holders are entitled to a majority of the entity's residual returns or are exposed to a majority of its expected losses.

We evaluate our subsidiaries, and any other entity in which we hold a variable interest, in order to determine whether we are the primary beneficiary of the entity, and where it is determined that we are the primary beneficiary we fully consolidate the entity.

Investments in associated companies

Investments in companies over which the Company exercises significant influence but does not consolidate are accounted for using the equity method. The Company records its investments in equity-method investees on the consolidated balance sheets as “Investment in associated companies” and its share of the investees’ earnings or losses in the consolidated statements of operations as “Equity in earnings of associated companies.”

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

Rental payments from finance leases are allocated between leases service revenues, if applicable, finance lease interest income and repayment of net investment in finance leases. The amount allocated to lease service revenue is based on the estimated fair value, at the time of entering the lease agreement, of the services provided which consist of ship management and operating services.

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

Depreciation of vessels and equipment (including operating lease assets)

The cost of fixed assets less estimated residual value is depreciated on a straight-line basis over the estimated remaining economic useful life of the asset. The estimated economic useful life of our offshore assets, including drilling rigs and drillships, is 30 years and for all other vessels it is 25 years.  These are common life expectancies applied in the shipping and offshore industries.

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

This accounting policy for the depreciation of fixed assets has the effect that if an option is exercised there will be either a) no gain or loss on the sale of the asset or b) in the event that the option is exercised at a price in excess of the net book value at the option date, a gain will be reported in the statement of operations at the date of delivery to the new owners, under the heading “gain on sale of assets.”

Newbuildings

The carrying value of vessels under construction (“newbuildings”) represents the accumulated costs to the balance sheet date which the Company has paid by way of purchase installments and other capital expenditures together with capitalized loan interest and associated finance costs. During the year ended December 31 2008, we capitalized $1.6 million of interest.  No charge for depreciation is made until a newbuilding is put into operation.

Investment in Finance Leases

Leases (charters) of our vessels where we are the lessor are classified as either finance leases or operating leases, based on an assessment of the terms of the lease. For charters classified as finance leases, the minimum lease payments (reduced in the case of time-chartered vessels by projected vessel operating costs) plus the estimated residual value of the vessel are recorded as the gross investment in the finance lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned finance lease interest income. Over the period of the lease each charter payment received, net of vessel operating costs if applicable, is allocated between “finance lease interest income” and “repayments from investments in finance leases” in such a way as to produce a constant percentage rate of return on the balance of the net investment in the finance lease. Thus, as the balance of the net investment in each finance lease decreases, less of each lease payment received is allocated to finance lease interest income and more is allocated to finance lease repayment. The portion of each time charter payment received that is allocated to vessel operating costs is classified as “finance lease service revenue.”

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

Deemed Dividends

Until April 2007 certain of the vessels acquired from Frontline remained on charter to third parties under charters which commenced before the Company’s charter arrangements to Frontline Shipping and Frontline Shipping II Limited (“Frontline Shipping II”) became effective for accounting purposes.  The Company’s arrangement with Frontline was that while the Company’s vessels were completing performance of third party charters, the Company paid Frontline Shipping and Frontline Shipping II all revenues earned under the third party charters in exchange for Frontline Shipping and Frontline Shipping II paying the Company the charter rates under the charter agreements with those companies.  The revenues received from these third party charters were accounted for as time charter, bareboat or voyage revenues, as applicable, and the subsequent payment of these amounts to Frontline Shipping and Frontline Shipping II as deemed dividends paid.  The Company accounts for revenues received from Frontline Shipping and Frontline Shipping II prior to the charters becoming effective for accounting purposes as deemed dividends received. This treatment has been applied due to the related party nature of the charter arrangements.

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

Impairment of long-lived assets

The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell. The review of the carrying value of long-lived assets at December 31, 2008, indicated that none of the Company’s asset values are impaired.

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

Derivatives

Interest rate swaps

The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal.  The fair values of the interest rate swap contracts are recognized as assets or liabilities and for certain of the Company’s swaps changes in fair values are recognized in the consolidated statements of operations. When the interest rate swap qualifies for hedge accounting under Statement of Financial Accounting Standards (“FAS”) No.133 “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), and the Company has formally designated the swap instrument as a hedge to the underlying loan, and when the hedge is effective, the changes in the fair value of the swap are recognized in other comprehensive income.

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

Total return equity swaps

In October 2007 the Board of Directors of the Company approved a share repurchase program of up to seven million shares. Initially the program is to be financed through the use of Total Return Swaps (“TRS”) indexed to the Company’s own shares, whereby the counterparty acquires shares in the Company, and the Company carries the risk of fluctuations in the share price of the acquired shares. The settlement amount for each TRS transaction will be (A) the proceeds on sale of the shares plus all dividends received by the counterparty while holding the shares, less (B) the cost of purchasing the shares plus an agreed compensation for cost of carriage for the counterparty. Settlement will be either a payment from or to the counterparty, depending on whether A is more or less than B. The fair value of each TRS is recorded as an asset or liability, with the changes in fair values recognized in the consolidated statement of operations. The Company may, from time to time, enter into TRS arrangements indexed to shares in other companies and these are reported in the same way (see Note 22).

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

Stock-based compensation

Effective January 1, 2006, the Company adopted FAS 123(R) “Share-Based Payment” (“FAS 123(R)”).  Under FAS 123(R) we are required to expense the fair value of stock options issued to employees over the period the options vest. The Company continues to use the simplified method for making estimates of the expected term of stock options.

Reclassifications

Certain prior year balances have been reclassified to conform to current year presentation.

3.	RECENTLY ISSUED ACCOUNTING STANDARDS

In February 2008 the Financial Accounting Standards Board ("FASB") issued Staff Position (“FSP”) No.157-2 “Effective Date of FASB Statement No.157” ("FSP 157-2") which defers the effective date of FAS No. 157 “Fair Value Measurements” ("FAS 157") for one year relative to certain nonfinancial assets and liabilities. As a result, the application of FAS 157 for the definition and measurement of fair value and related disclosures for all financial assets and liabilities was effective for the Company beginning January 1, 2008 on a prospective basis. This adoption did not have a material impact on the Company’s consolidated results of operations or financial condition. The remaining aspects of FAS 157, for which the effective date was deferred under FSP 157-2, relate to nonfinancial assets and liabilities that are measured at fair value, but are recognized or disclosed at fair value on a nonrecurring basis. This deferral applies to items such as long-lived asset groups measured at fair value for an impairment assessment. The effects of the remaining aspects of FAS 157 are being evaluated by the Company and are to be applied to fair value measurements prospectively beginning January 1, 2009. The Company does not expect them to have a material impact on its consolidated results of operations or financial condition.

In October 2008 the FASB issued FSP No. 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active” ("FSP 157-3").  FSP 157-3 clarifies the application of FAS 157, which the Company adopted as of January 1, 2008, in cases where a market is not active. The Company has considered the guidance provided by FSP 157-3 and has determined that the impact did not materially affect estimated fair values as of December 31, 2008.

In March 2008 the FASB issued FAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities—An Amendment of FASB Statement No. 133” (“FAS 161”). FAS 161 applies to all derivative instruments and related hedged items accounted for under FAS 133 and requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations, and cash flows. FAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Since FAS 161 applies only to financial statement disclosures, it will not have a material impact on the Company’s consolidated financial position, results of operations, and cash flows.

In May 2008 the FASB issued FAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles” (“FAS 162”). FAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United States. FAS 162 simply formalizes the application of US GAAP within the accounting literature established by the FASB, and is not generally expected to result in any changes to accounting practice. FAS 162 has no material impact on the Company’s consolidated financial position, results of operations, and cash flows.

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

Other Jurisdictions

Certain of the Company's subsidiaries and branches in Singapore, Norway and the United Kingdom are subject to taxation. The tax paid by subsidiaries of the Company that are subject to this taxation is not material.

6.	EARNINGS PER SHARE

The computation of basic EPS is based on the weighted average number of shares outstanding during the year. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31
(in thousands of $)	2008	2007	2006
Net income available to stockholders	181,611	167,707	180,798

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands)	Year ended December 31
	2008	2007	2006
Basic earnings per share:
Weighted average number of common shares outstanding	72,744	72,744	72,764
Diluted earnings per share:
Weighted average number of common shares outstanding	72,744	72,744	72,764
Effect of dilutive share options	28	15	-
	72,772	72,759	72,764

7.	OPERATING LEASES

Rental income

The minimum future revenues to be received under the Company’s non-cancelable operating leases as of December 31, 2008 are as follows:

(in thousands of $) Year ending December 31
2009	69,107
2010	65,433
2011	65,266
2012	64,903
2013	63,743
Thereafter	336,771
Total minimum lease revenues	665,223

The cost and accumulated depreciation of vessels leased to third parties on operating leases at December 31, 2008 and 2007 were as follows:

(in thousands of $)	2008	2007
Cost	638,665	607,978
Accumulated depreciation	51,849	24,734

8.   GAIN ON SALE OF ASSETS

During the year ended December 31, 2008 the Company realized the following gains on sales of vessels:

(in thousands of $) Vessel disposed of	Net Proceeds	Book value on disposal	Gain
Front Sabang	30,152	19,566	10,586
Front Maple	23,322	16,890	6,432
Sea Trout	28,949	28,590	359
	82,423	65,046	17,377

Front Sabang and Front Maple were finance lease assets and Sea Trout was an operating lease asset. The proceeds on disposal are shown net of any charter termination payments.

The Front Sabang was sold under hire purchase terms terminating in October 2011. Proceeds in respect of this vessel represent the fair value of the new capital lease, net of the charter termination payment of $26.8 million. The Front Sabang will be included in net investment in finance leases until the termination of the hire purchase lease in 2011.

9.	OTHER FINANCIAL ITEMS

Other financial items comprise the following items:

	Year ended December 31
(in thousands of $)	2008	2007	2006
Decrease (net) in mark-to-market valuation of financial instruments	54,527	12,558	2,779
Other items	349	1,919	777
Total other financial items	54,876	14,477	3,556

The net decrease in mark-to-market valuations relates to the total return equity and bond swaps held by the Company, and also to those interest rate swaps that are not designated as cash flow hedges. Changes in the valuations of interest rate swaps that are designated as cash flow hedges are reported under “Other comprehensive income.”

Other items include bank charges, fees relating to loan facilities and foreign currency translation adjustments.

10.	RESTRICTED CASH

(in thousands of $)	2008	2007
Restricted cash	60,103	26,983

Restricted cash consists mainly of deposits held as collateral by the relevant banks in connection with interest rate swap, bond swap and TRS arrangements (see Note 22). Restricted cash does not include minimum consolidated cash balances required to be maintained as part of the financial covenants in some of the Company’s loan facilities, as these amounts are included in “Cash and cash equivalents.”

11.	TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Trade accounts receivable

Trade accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful trade accounts receivable was zero as of both December 31, 2008 and 2007.

Other receivables

Other receivables are presented net of allowances for doubtful accounts. As of December 31, 2008 and 2007 there was no allowance.

12.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	2008	2007
Cost	638,665	607,978
Accumulated depreciation and amortization	51,849	24,734
Vessels and equipment, net	586,816	583,244

Depreciation and amortization expense was $28.0 million, $20.6 million and $14.5 million for the years ended December 31 2008, 2007 and 2006, respectively.

13.	INVESTMENTS IN FINANCE LEASES

Most of the Company’s VLCCs, Suezmaxes and OBOs are chartered on long term, fixed rate charters to Frontline Shipping, Frontline Shipping II and Frontline Shipping III Limited (together the “Frontline Charterers”) which extend for various periods depending on the age of the vessels, ranging from approximately four to 18 years. The terms of the charters do not provide the Frontline Charterers with an option to terminate the charter before the end of its term, other than with respect to the Company’s non-double hull vessels for which there are termination options commencing in 2010.

The Company’s two jack-up drilling rigs are chartered on long term bareboat charters to SeaDrill Invest I Limited (“SeaDrill I”) and SeaDrill Invest II Limited (“SeaDrill II”), respectively, both wholly owned subsidiaries of Seadrill Limited (“Seadrill”), a related party.  The terms of the charters provide the charterers with various call options to acquire the rigs at certain dates throughout the charters, which expire in 2021 and 2022.

Two of the Company’s offshore supply vessels are chartered on long term bareboat charters to DESS Cyprus Limited, a wholly owned subsidiary of Deep Sea Supply Plc. (“Deep Sea”), a related party. The terms of the charters provide the charterers with various call options to acquire the vessels at certain dates throughout the charters, which expire in 2020.

As of December 31, 2008, 45 of the Company’s assets were accounted for as finance leases. The following lists the components of the investments in finance leases as of December 31, 2008, all of which are leased to related parties, with the exception of the Front Vanadis and Front Sabang, which accounted for $47.3 million of the total investment in finance leases as of December 31, 2008:

(in thousands of $)	2008	2007
Total minimum lease payments to be received	3,903,011	4,195,227
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(926,987)	(1,034,255)
Net minimum lease payments receivable	2,976,024	3,160,972
Estimated residual values of leased property (un-guaranteed)	625,857	629,149
Less: unearned income	(1,278,840)	(1,402,611)
	2,323,041	2,387,510
Less: deferred deemed equity contribution	(213,917)	(225,720)
Less: unamortized gains	(18,632)	(19,400)
Total investment in finance leases	2,090,492	2,142,390

Current portion	173,982	178,920
Long-term portion	1,916,510	1,963,470
	2,090,492	2,142,390

The minimum future gross revenues to be received under the Company’s non-cancellable finance leases as of December 31, 2008 are as follows:

(in thousands of $) Year ending December 31
2009	432,561
2010	379,089
2011	330,242
2012	311,418
2013	305,214
Thereafter	2,144,487
Total minimum lease revenues	3,903,011

14.	INVESTMENT IN ASSOCIATED COMPANIES

At December 31, 2008 and 2007 the Company has the following participation in investments that are recorded using the equity method:

	2008	2007
Front Shadow Inc. (“Front Shadow”)	100.00%	100.00%
SFL West Polaris Limited (“SFL West Polaris”)	100.00%	0.00%
SFL Deepwater Ltd (“SFL Deepwater”)	100.00%	0.00%

Summarized balance sheet information of the Company’s three equity method investees is as follows:

	As of December 31 2008
(in thousands of $)	TOTAL	Front Shadow	SFL West Polaris	SFL Deepwater
Current assets	229,801	1,666	84,780	143,355
Non current assets	2,358,735	23,518	767,742	1,567,475
Current liabilities	488,513	6,535	75,459	406,519
Non current liabilities	1,690,276	16,520	662,033	1,011,723

	As of December 31 2007
(in thousands of $)	TOTAL	Front Shadow	SFL West Polaris	SFL Deepwater
Current assets	2,624	2,624	-	-
Non current assets	25,193	25,193	-	-
Current liabilities	8,049	8,049	-	-
Non current liabilities	18,580	18,580	-	-

Summarized statement of operations information of the Company’s three equity method investees is as follows:

	Year ended December 31 2008
(in thousands of $)	TOTAL	Front Shadow	SFL West Polaris	SFL Deepwater
Operating revenues	44,832	1,632	28,156	15,035
Net operating income	44,560	1,630	28,024	14,906
Net income	22,799	939	13,354	8,506

	Year ended December 31 2007
(in thousands of $)	TOTAL	Front Shadow	SFL West Polaris	SFL Deepwater
Operating revenues	2,193	2,193	-	-
Net operating income	2,190	2,190	-	-
Net income	923	923	-	-

	Year ended December 31 2006
(in thousands of $)	TOTAL	Front Shadow	SFL West Polaris	SFL Deepwater
Operating revenues	694	694	-	-
Net operating income	684	684	-	-
Net income	267	267	-	-

Front Shadow Inc. (“Front Shadow”) is a 100% owned subsidiary of Ship Finance, incorporated in 2006 for the purpose of holding a Panamax drybulk carrier and leasing that vessel to Golden Ocean Group Limited (“Golden Ocean”), a related party. In September 2006 Front Shadow entered into a $22.7 million term loan facility and at December 31 2008 the balance outstanding under this facility was $18.6 million. The Company guarantees $2.1 million of this debt. The vessel is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter, which expires in 2016.

SFL West Polaris Limited (“SFL West Polaris”) is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding an ultra deepwater drillship and leasing that vessel to Seadrill Polaris Ltd. (“Seadrill Polaris”), fully guaranteed by Seadrill. In July 2008 SFL West Polaris entered into a $700.0 million term loan facility and at December 31 2008 the balance outstanding under this facility was $688.5 million. The Company currently guarantees $100.0 million of this debt. The vessel is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, SFL West Polaris has a put option to sell the vessel to Seadrill Polaris at a fixed price at the end of the charter, which expires in 2023.

SFL Deepwater Ltd (“SFL Deepwater”) is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding two ultra deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. (“Seadrill Deepwater”), fully guaranteed by Seadrill. In September 2008 SFL Deepwater entered into a $1,400.0 million term loan facility and at December 31 2008 the balance outstanding under this facility was $1,142.8 million, with $250.0 million still available to draw. The Company guarantees $200.0 million of this debt. The rigs are chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rigs at certain dates throughout the charter. In addition, there is an obligation for Seadrill Deepwater to purchase the rigs at fixed prices at the end of the charters, which expire in 2023.

These three entities are being accounted for using the equity method as it has been determined that Ship Finance is not their primary beneficiary under FIN 46 (R).

15.	ACCRUED EXPENSES

(in thousands of $)	2008	2007
Ship operating expenses	619	275
Administrative expenses	1,176	2,143
Interest expense	16,142	14,554
	17,937	16,972

16.	DIVIDEND PAYABLE

On December 1, 2008 the Board declared a dividend of $0.60 per share, for payment on January 7, 2009. The whole amount payable of $43.6 million was accrued as at December 31, 2008.

17.	LONG-TERM DEBT

(in thousands of $)	2008	2007
Long-term debt:
8.5% Senior Notes due 2013	449,080	449,080
U.S dollar loan due 2009 to a related party	115,000	-
U.S. dollar denominated floating rate debt (LIBOR plus 0.65% - 1.75%) due through 2019	2,031,436	1,820,914
	2,595,516	2,269,994
Less: current portion	(385,577)	(179,428)
	2,209,939	2,090,566

The outstanding debt as of December 31, 2008 is repayable as follows:

(in thousands of $) Year ending December 31
2009	385,577
2010	290,005
2011	691,387
2012	311,356
2013	560,287
Thereafter	356,904
Total debt	2,595,516

The weighted average interest rate for floating rate debt denominated in U.S. dollars was 3.35% per annum and 5.72% per annum for the years ended December 31, 2008 and December 31, 2007, respectively. These rates take into consideration the effect of related interest rate swaps. At December 31, 2008 the three month dollar LIBOR rate was 1.425%.

8.5% Senior Notes due 2013

On December 15, 2003 the Company issued $580 million of 8.5% senior notes.  Interest on the notes is payable in cash semi-annually in arrears on June 15 and December 15. The notes were not redeemable prior to December 15, 2008 except in certain circumstances. After this date the Company may redeem notes at redemption prices which reduce from 104.25% in 2009 to 100% in 2011 and thereafter.

The Company bought back and cancelled notes in 2006, 2005 and 2004 with principal amounts of $8.0 million, $73.2 million and $49.7 million, respectively. No notes were bought in 2007 and 2008 and thus there was $449.1 million outstanding at December 31, 2008 and 2007.

The Company has entered into short-term total return bond swap lines with banks (see Note 2 Derivatives). As of December 31, 2008 the Company had entered into total return bond swaps with a principal amount totaling $148.0 million under these arrangements (2007: $122.1 million).

$1,131 million secured term loan facility

In February 2005 the Company entered into a $1,131 million term loan facility with a syndicate of banks. The facility bears interest at LIBOR plus a margin and is repayable over a term of six years.

In September 2006 the Company signed an agreement whereby the existing debt facility, which had then been partially repaid, was increased by $220 million to the original amount of $1,131 million.  The increase is available on a revolving basis, and at December 31, 2008 the available amount under the facility was fully drawn.

$350 million combined senior and junior secured term loan facility

In June 2005 the Company entered into a combined $350 million senior and junior secured term loan facility with a syndicate of banks, for the purpose of funding the acquisition of five VLCCs. The facility bears interest at LIBOR plus a margin for the senior loan and LIBOR plus a different margin for the junior loan. The facility is repayable over a term of seven years.

$210 million secured term loan facility

In April 2006 the Company entered into a $210 million secured term loan facility with a syndicate of banks to partly fund the acquisition of five new container vessels.  The facility bears interest at LIBOR plus a margin and is repayable over a term of 12 years.

$165 million secured term loan facility

In June 2006 the Company entered into a $165 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of the jack-up drilling rig West Ceres. The facility bears interest at LIBOR plus a margin and is repayable over a term of six years.

$170 million secured term loan facility

In February 2007 the Company entered into a $170 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of the jack-up drilling rig West Prospero. The facility bears interest at LIBOR plus a margin and is repayable over a term of six years from the date of delivery of the rig.

$149 million secured term loan facility

In August 2007 the Company entered into a $149 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of five new offshore supply vessels. One of the vessels was sold in January 2008 and the loan facility now relates to four vessel owning subsidiaries. The facility bears interest at LIBOR plus a margin and is repayable over a term of seven years.

$77 million secured term loan facility

In January 2008 the Company entered into a $77 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of two offshore supply vessels. The facility bears interest at LIBOR plus a margin and is repayable over a term of seven years.

$30 million secured revolving credit facility

In February 2008 the Company entered into a $30 million secured revolving credit facility with a bank.  The proceeds of the facility were used to partly fund the acquisition of the containership Montemar Europa. The facility bears interest at LIBOR plus a margin and is repayable over a term of seven years.  At December 31, 2008 the available amount under the facility was fully drawn.

$49 million secured term loan facility

In March 2008 the Company entered into a $49 million secured term loan facility with a bank.  The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers. The facility bears interest at LIBOR plus a margin and is repayable over a term of ten years.

$70 million secured revolving credit facility

In June 2008 the Company entered into a $70 million secured revolving credit facility with a bank.  The proceeds of the facility were secured against three single hull VLCCs.  The facility bears interest at LIBOR plus a margin and is repayable over a term of two years.  At December 31, 2008 the available amount under the facility was fully drawn.

$58 million secured revolving credit facility

In September 2008 the Company entered into a $58 million secured revolving credit facility with a syndicate of banks.  The proceeds of the facility were secured against two containerships, Asian Ace and Green Ace. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years.  At December 31, 2008 the available amount under the facility was fully drawn.

$100 million secured revolving credit facility

In November 2008 the Company entered into a $100 million secured revolving credit facility with a bank.  The proceeds of the facility were secured against five single hull VLCCs. The facility bears interest at LIBOR plus a margin and is repayable over a term of two years.  At December 31, 2008 the available amount under the facility was fully drawn.

$115 million loan due to a related party

In December 2008 the Company entered into a $115 million loan agreement with a related party. The loan bears interest at a fixed rate and is repayable in 2009.

At December 31, 2008, in addition to the above loan facilities the Company had established one further facility to partly finance the acquisition of two newbuilding Capesize drybulk carriers ($130.0 million facility). No drawings had been made against this facility at December 31, 2008 and the transaction has subsequently been cancelled.

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of December 31, 2008, the Company is in compliance with all of the covenants under its long-term debt facilities.

18.	OTHER LONG TERM LIABILITIES

The Company’s six offshore supply vessels were acquired from Deep Sea and were chartered back to Deep Sea under bareboat charter agreements. As part of the purchase consideration, the Company received seller’s credits totaling $37.0 million which are being recognized as additional bareboat revenues over the period of the charters. The unamortized balance of the seller’s credits is recorded in “Other long term liabilities.”

19.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	2008	2007
125,000,000 common shares of $1.00 par value each	125,000	125,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	2008	2007
72,743,737 common shares of $1.00 par value each	72,744	72,744

The Company’s common shares are listed on the New York Stock Exchange.

The Company was formed in October 2003. Immediately after its partial spin-off from Frontline in May 2004 the issued share capital amounted to 73,925,837 common shares of $1 each, and in July 2004 the Company issued a further 1,600,000 shares in a private placement. Between November 2004 and January 2006 the Company purchased and cancelled 2,782,100 shares, leaving issued share capital of 72,743,737 common shares at December 31, 2008 and 2007.

The Company has accounted for the acquisition of vessels from Frontline at Frontline’s historical carrying value.  The difference between the historical carrying values and the net investment in the leases has been recorded as a deferred deemed equity contribution. This deferred deemed equity contribution is presented as a reduction in the net investment in finance leases in the balance sheet.  This results from the related party nature of both the transfer of the vessels and the subsequent finance leases.  The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the lease arrangements, as lease payments are applied to the principal balance of the lease receivable.  In the year ended December 31, 2008 the Company has credited contributed surplus with $11.8 million of such deemed equity contributions (2007:  $20.6 million).

In November 2006 the Board of Directors approved the Ship Finance International Limited Share Option Scheme (the “Option Scheme”). The Option Scheme permits the Board of Directors, at its discretion, to grant options to employees and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and until December 31, 2008 the corresponding amount was credited to contributed surplus. As of December 31, 2008 the credit corresponding to the fair value cost of options granted has been reclassified as additional paid in capital.  (see also Note 20).

The Board of Directors of the Company has approved a share repurchase program of up to seven million shares, which initially is being financed through the use of total return swap transactions indexed to the Company’s own shares (see Note 2 Derivatives).

In December 2008 the Company filed a prospectus supplement to enable the Company to issue and sell up to 7,000,000 common shares from time to time. Sales of the common shares, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of the sale, at prices related to the prevailing market prices, or at negotiated prices. As of December 31, 2008, no shares in the Company had been issued and sold under this arrangement.

20.	SHARE OPTION PLAN

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

Five grants of share options were made in 2008 and the fair value of each option is estimated on the date of the grant using a Black Scholes option valuation model, with the following assumptions:  risk-free interest rate of 2.37% (weighted average across options), volatility of 27% (weighted average across options), a dividend yield of 0% and a weighted average expected option term of 3.5 years.  The risk-free interest rates were estimated using the interest rate on three year US treasury zero coupon issues.  The volatility was estimated using historical share price data.  The dividend yield has been estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date.  It is assumed that all options granted under the plan will vest.

The following summarizes share option transactions related to the Option Scheme in 2008, 2007 and 2006:

	2008		2007		2006
	Options	Weighted average exercise price $	Options	Weighted average exercise price $	Options	Weighted average exercise price $
Options outstanding at beginning of year	360,000	24.44	150,000	22.32	-	-
Granted	195,000	27.52	210,000	28.15	150,000	22.85
Exercised	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Options outstanding at end of year	555,000	24.18	360,000	24.44	150,000	22.32
Exercisable at end of year	170,000	21.55	50,000	20.13	-	-

The weighted average grant-date fair value of options granted during 2008 is $6.42 per share (2007: $6.06 per share, 2006: $6.67 per share). The exercise price of all options is reduced by the amount of any dividends declared; the above figures for options granted show the average of the prices at the time of granting the options, and for options outstanding at the beginning and end of the year the average of the reduced option prices is shown.

As of December 31, 2008 there was $1.3 million in unrecognized compensation costs related to non-vested options granted under the Options Scheme (2007: $1.4 million). This cost will be recognized over the vesting periods, which average 1.9 years.

Share-based bonus

The employment contract for one employee contains a share-based bonus provision.  Under the terms of the contract, the share based bonus is calculated to be the annual increase in the share price of the Company, plus any dividend per share paid, multiplied by a notional share holding of 200,000 shares.  Any bonus related to the increase in share price is payable at the end of each calendar year, while any bonus linked to dividend payments is payable on the relevant dividend payment date.  The amount accrued for the share price component of the share-based bonus at December 31 2008 was $nil (2007: $1.0 million).

21.	RELATED PARTY TRANSACTIONS

The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the New York Stock Exchange in June 2004. A significant proportion of the Company’s business continues to be transacted with Frontline and the following related parties, being companies in which our principal shareholders Hemen Holding Ltd. and Farahead Investment Inc. (hereafter jointly referred to as “Hemen”) and companies associated with Hemen have a significant interest:

-	Seadrill

-	Golden Ocean

-	Deep Sea

The Consolidated Balance Sheets include the following amounts due from and to related parties, excluding finance lease balances (Note 13):

(in thousands of $)	2008	2007
Amounts due from:
Frontline Charterers	42,643	38,853
Frontline Ltd	2,799	3,161
Total amount due from related parties	45,442	42,014
Amounts due to:
Frontline Management	6,293	5,292
Other related parties	179	401
Total amount due to related parties	6,472	5,693
Current portion of long-term debt: due to a related party	115,000	-

Related party leasing and service contracts

As at December 31, 2008, 39 of the Company’s vessels were leased to the Frontline Charterers, two jack-up drilling rigs were leased to subsidiaries of Seadrill and two offshore supply vessels were leased to subsidiaries of Deep Sea: these leases have been recorded as finance leases. In addition, four offshore supply vessels were leased to Deep Sea under operating leases.

At December 31, 2008 the combined balance of net investments in finance leases with the Frontline Charterers and subsidiaries of Seadrill and Deep Sea was $2,275.7 million (2007: $2,362.6 million) of which $157.5 million (2007: $171.9 million) represents short-term maturities.

At December 31, 2008 the net book value of assets leased under operating leases to Deep Sea was $156.6 million (2007: $193.8 million).

A summary of leasing revenues earned from Frontline Charterers, Seadrill and Deep Sea is as follows:

Payments (in millions of $)	2008	2007	2006
Operating lease income	21.2	7.4	-
Finance lease interest income	174.9	185.0	182.6
Finance lease service revenue	93.6	102.1	106.8
Finance lease repayments	175.7	156.7	136.8
Deemed dividends received	-	4.6	31.7
Deemed dividends paid	-	(6.6)	(47.3)

The Frontline Charterers pay the Company profit sharing of 20% of their earnings on a time-charter equivalent basis from their use of the Company’s fleet above average threshold charter rates each fiscal year.  During the year ended December 31, 2008, the Company earned and recognized revenue of $111.0 million (2007: $52.5 million, 2006: $78.9 million) under this arrangement.

In the event that vessels on charter to the Frontline Charterers are agreed to be sold, the Company may pay compensation for the termination of the lease. During 2008 leases to the Frontline Charterers were cancelled on the following vessels, with termination fees agreed as shown:

Vessel	Year Sold	Termination Fee (in millions of $)
Front Maple	2008	16.7
Front Sabang	2008	26.8

As at December 31, 2008 the Company was owed a total of $42.6 million (2007: $38.9 million) by the Frontline Charterers in respect of leasing contracts and profit share.

The vessels leased to the Frontline Charterers are on time charter terms and for each such vessel the Company pays a management fee of $6,500 per day to Frontline Management (Bermuda) Ltd. (“Frontline Management”), a wholly owned subsidiary of Frontline, resulting in expenses of $93.6 million for the year ended December 31, 2008 (2007: $103.4  million, 2006: $116.1 million). The management fees are classified as ship operating expenses in the consolidated statements of operations.

The Company also paid $1.0 million in 2008 (2007: $1.2 million, 2006: $1.0 million) to Frontline Management for the provision of management and administrative services.

As at December 31, 2008 the Company owes Frontline Management $6.3 million (2007: $5.3 million).

The Company paid $37,000 in 2008 (2007: $nil, 2006: $nil) to Golar Management UK Limited for the provision of office facilities. This amount was included in amounts due to other related parties at December 31, 2008.

Related party purchases and sales of vessels - 2008

In July 2008 SFL West Polaris, a wholly owned subsidiary of the Company accounted for under the equity method, acquired the ultra deepwater drill ship West Polaris for $845.0 million from a subsidiary of Seadrill. The vessel was chartered back to a subsidiary of Seadrill for a period of 15 years, fully guaranteed by Seadrill. The subsidiary has been granted fixed purchase options after four, six, eight, 10, 12 and 15 years. In addition, SFL West Polaris has a fixed price option to sell the drillship to the subsidiary of Seadrill after 15 years.

In November 2008 SFL Deepwater, a wholly owned subsidiary of the Company accounted for under the equity method, acquired two ultra deepwater drilling rigs, West Hercules and West Taurus, for $1,690.0 million from subsidiaries of Seadrill. The rigs were each chartered back to a subsidiary of Seadrill for a period of 15 years, fully guaranteed by Seadrill.  The subsidiary has been granted fixed purchase options after three, six, eight, 10, and 12 years in the case of West Hercules and after six, eight, 10 and 12 years in the case of West Taurus.  In addition, the subsidiary of Seadrill has a purchase obligation to buy the rigs from SFL Deepwater after 15 years.

As at December 31, 2008 the Company was owed a total of $2.8 million (2007: $3.2 million) by Frontline as a result of vessel sales.

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

In February 2007 the Company agreed to acquire newbuilding contracts for two Capesize drybulk carriers from Golden Ocean for a total delivered cost of approximately $160.0 million, with delivery scheduled for the last quarter of 2008 and the first quarter of 2009.  In 2009 the transaction was terminated, before either vessel had been delivered.

In June 2007 the Company purchased the jack-up rig West Prospero from a subsidiary of Seadrill for a total consideration of $210.0 million. Upon delivery the rig was immediately chartered back to the Seadrill subsidiary under a 15 year bareboat charter agreement, fully guaranteed by Seadrill. The subsidiary has options to buy back the rig after three, five, seven, 10, 12 and 15 years.

In August 2007 the Company agreed to purchase five offshore supply vessels from Deep Sea for a total consideration of $198.5 million, plus a seller’s credit of $17.5 million. Upon delivery in September and October 2007, the vessels were immediately chartered back to Deep Sea under 12 year bareboat charter agreements. Deep Sea has options to buy back the vessels after three, five, seven, 10 and 12 years. In December 2007 it was agreed to sell one of these vessels back to Deep Sea, and the vessel was delivered to Deep Sea in January 2008.

In November 2007 the Company agreed to purchase a further two offshore supply vessels from Deep Sea for a total consideration of $126.0 million, including a seller’s credit of $22.0 million. These vessels were delivered to us in January 2008 and immediately chartered back to Deep Sea under 12 year bareboat agreements. Deep Sea has options for them to buy back the vessels after three, five, seven, 10 and 12 years.

Related party purchases and sales of vessels - 2006

In January 2006 the Company acquired the VLCC Front Tobago from Frontline for a consideration of $40.0 million. The vessel was chartered back to Frontline following the structure in place for other vessels chartered to Frontline.  The vessel was subsequently sold to an unrelated third party in December 2006 for approximately $45.0 million and the Company paid compensation to Frontline of approximately $9.6 million for the termination of the charter.

In June 2006 the Company purchased the jack-up rig West Ceres from a subsidiary of Seadrill for a total consideration of $210.0 million. Upon delivery to the Company the rig was immediately chartered back to the subsidiary under a 15-year bareboat charter agreement, fully guaranteed by Seadrill, who has options to buy back the rig after three, five, seven, 10, 12 and 15 years.

In September 2006 Front Shadow, a wholly owned subsidiary of the Company accounted for under the equity method, acquired the Panamax Golden Shadow for $28.4 million from Golden Ocean. The vessel was chartered back to Golden Ocean for a period of 10 years.  As part of the agreement, Golden Ocean provided an interest free and non-amortizing seller’s credit of $2.6 million.  Golden Ocean has been granted fixed purchase options after three, five, seven and 10 years, and at the end of the charter, the Company has an option to sell the vessel back to Golden Ocean at a fixed price.

In November 2006 the Company entered into an agreement to acquire two newbuilding Suezmax tanker contracts from Frontline, with delivery expected in the fourth quarter of 2009 and the first quarter on 2010.

22.	FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.  The Company has a portfolio of swaps that swap floating rate interest to fixed rate, which from a financial perspective hedge interest rate exposure. The counterparties to such contracts are Nordea Bank Finland Plc, HSH Nordbank AG, Fortis Bank (Nederland) N.V., Fortis Bank NV/SA New York Branch, HBOS Treasury Services plc, NIBC Bank N.V., Citibank N.A. London, Scotiabank Europe Plc, DnB NOR Bank ASA, Skandinaviska Enskilda Banken AB (publ) Oslo, ING Bank N.V., Lloyds TSB Bank Plc, Commmerzbank AG, Royal Bank of Scotland plc, and Calyon. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote as the counterparties are all banks which have provided the Company with loans and the interest rate swaps are related to financing arrangements.

The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. At December 31 2008 the Company, or subsidiaries of the Company, had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR, as summarized below. The summary includes all swap transactions, including those that are designated as hedges against specific loans.

Notional Principal (in thousands of $)	Inception date	Maturity date	Fixed interest rate
$50,000	February 2004	February 2009	3.36%
$558,248 (reducing to $415,422)	February 2008	February 2011	2.87% - 4.03%
$197,507 (reducing to $98,269)	April 2006	May 2019	5.65%
$116,187 (reducing to $86,612)	September 2007	September 2012	4.85%
$71,126 (reducing to $51,902)	January 2008	December 2011	3.69%
$48,040 (reducing to $24,794)	March 2008	August 2018	4.05% - 4.15%
$164,478 (reducing to $137,439)	March 2008	September 2011	2.97% - 3.43%

As at December 31 2008 the total notional principal amounts subject to such swap agreements was $1,205.6 million (2007: $884.2 million).

Total Return Bond Swap transactions

The Company has entered into short-term total return bond swap transactions with banks (see Note 2 Derivatives) and as of December 31, 2008 was holding bond swaps with a principal amount totaling $148.0 million under these arrangements (2007: $122.1 million). The settlement dates for these transactions range between June 2009 and August 2009, although early termination is possible. The Company also has the option of extending the term of the transactions for a further two years.

Total Return Equity Swap transactions

The Board of Directors of the Company has approved a share repurchase program of up to seven million shares, which is being financed through the use of total return swap transactions indexed to the Company’s own shares (see Note 2 Derivatives). At December 31, 2008 the counterparty to the transactions has acquired approximately 692,000 shares in the Company at an average price of $9.79. There is at present no obligation for the Company to purchase any shares from the counterparty and this arrangement has been recorded as a derivative transaction. The settlement date for these transactions is November 25, 2009, although early termination is possible.

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

Fair Values

The carrying value and estimated fair value of the Company’s financial assets and liabilities at December 31, 2008 and 2007 are as follows:

(in thousands of $)	2008 Carrying value	2008 Fair value	2007 Carrying value	2007 Fair value
Non-derivatives:
Cash and cash equivalents	46,075	46,075	78,255	78,255
Restricted cash	60,103	60,103	26,983	26,983
Fixed rate long term debt	115,000	115,000	-	-
Floating rate long term debt	2,031,436	2,031,436	1,820,914	1,820,914
8.5% Senior Notes due 2013	449,080	334,565	449,080	456,714
Derivatives:
TRS equity swap contracts – short term receivables	466	466	1,045	1,045
TRS bond swap contracts – short term receivables	-	-	2,713	2,713
Interest rate swap contracts – short term receivables	-	-	2,953	2,953
Total short term amounts receivable	466	466	6,711	6,711
TRS bond swap contracts – short term payables	34,221	34,221	372	372
Interest rate swap contracts – short term payables	79	79	20,852	20,852
Total short term amounts payable	34,300	34,300	21,224	21,224
Interest rate swap contracts – long term payables	94,415	94,415	-	-
Total amounts payable	128,715	128,715	21,224	21,224

The above financial assets and liabilities are measured at fair value on a recurring basis as follows:

		Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)	December 31,2008	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash and cash equivalents	46,075	46,075
Restricted cash	60,103	60,103
TRS equity swap contracts – short term receivables	466		466
Total assets	106,644	106,178	466	-
Liabilities:
Fixed rate long term debt	115,000	115,000
Floating rate long term debt	2,031,436	2,031,436
8.5% Senior Notes due 2013	334,565	334,565
Bond swap contracts – short term payables	34,221		34,221
Interest rate swap contracts – short term payables	79		79
Interest rate swap contracts – long term payables	94,415		94,415
Total liabilities	2,609,716	2,481,001	128,715	-

FAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, FAS 157 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The fair value for floating rate long-term debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. The estimated fair value for fixed rate long-term senior notes is based on the quoted market price. The fair value of the fixed rate short term debt is estimated to be equal to the carrying value since it is repayable within twelve months.

The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The fair value of interest rate swaps is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR interest rates as at December 31, 2008.

The fair value of the bond swaps is calculated using the market price of the underlying bonds, bond interest paid since inception and the interest rate charged by the counterparty.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Skandinaviska Enskilda Banken, DnB NOR, Fortis Bank and Nordea. However, the Company believes this risk is remote.

Since the Company was spun-off from Frontline in 2004, Frontline has accounted for a major proportion of our operating revenues. In the year ended December 31, 2008 Frontline accounted for 75% of our operating revenues (2007: 78%, 2006: 83%). There is thus a concentration of revenue risk with Frontline.

23.	COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

2008
Book value of assets pledged under ship mortgages	$2,677 million

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

At December 31, 2008 the Company had contractual commitments under newbuilding contracts and vessel acquisition agreements totaling $675.7 million (2007: $701.0 million). There was also at that date a commitment to subscribe up to $1.5 million in additional share capital to Sea Change Maritime LLC, a long term investment in which the Company has a 7% shareholding.

24.	SUBSEQUENT EVENTS

In January 2009 the Company entered into an $18 million short term loan agreement with a related party. The loan bears interest at LIBOR plus a margin.

In February 2009 the Company announced that the agreement made in February 2007 to acquire two newbuilding Capesize drybulk carriers for a total cost of $160 million had been terminated. Ship Finance did not pay in any of the capital prior to termination.

On February 26, 2009 the Board of Ship Finance declared a dividend of $0.30 per share to be paid on or about April 17, 2009 in cash or, at the election of the shareholder, in newly issued common shares.

On March 3, 2009 we amended the Charter Ancillary Agreement with Frontline Shipping III, whereby the charter service reserve totaling $26.5 million relating to the vessels on charter to Frontline Shipping III may be in the form of a loan to the Company. The loan will bear interest at LIBOR plus a margin and is due for repayment within 364 days of the loan being provided, or earlier in accordance with the agreement.