Form 20-F
period 2009-12-31
Ship Finance International LTD
filed 2010-04-01
CIK 1289877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
[   ]           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X]           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended	December 31, 2009

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
Georgina Sousa Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda Tel: +1 (441)295-9500, Fax: +1(441)295-3494
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

79,125,000 Common Shares, $1.00 Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[X   ] Yes  [  ] No

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
[ X ] Yes  [   ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[   ] Yes  [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ X ]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[ X ] U.S. GAAP	[ ] International Financial Reporting Standards as issued by the International Accounting Standards Board	[ ] Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial item the registrant has elected to follow:
[    ] Item 17  [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
[   ] Yes  [ X ] No

PART III
ITEM 17.	FINANCIAL STATEMENTS	101

ITEM 18.	FINANCIAL STATEMENTS	101

ITEM 19.	EXHIBITS	102

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

Ship Finance International Limited, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance.  The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements. The Company assumes no obligation to update or revise any forward-looking statements. Forward-looking statements in this annual report on Form 20-F and written or oral forward-looking statements attributable to the Company or its representatives after the date of this Form 20-F are qualified in their entirety by the cautionary statement contained in this paragraph and in other reports hereafter filed by the Company with the Securities and Exchange Commission.

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies;

•	fluctuations in currencies and interest rates;

•	general market conditions including fluctuations in charterhire rates and vessel values;

•	changes in demand in the markets in which we operate;

•	changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries', or OPEC's, petroleum production levels and worldwide oil consumption and storage;

•	developments regarding the technologies relating to oil exploration;

•	changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods;

•	increased inspection procedures and more restrictive import and export controls;

•	changes in our operating expenses, including bunker prices, drydocking and insurance costs;

•	performance of our charterers and other counterparties with whom we deal;

•	timely delivery of vessels under construction within the contracted price;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events; and

•	other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.	KEY INFORMATION

Throughout this report, the "Company", "Ship Finance", "we", "us" and "our" all refer to Ship Finance International Limited and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of the vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We use the term twenty-foot equivalent units, or TEU, in describing containerships to refer to the number of standard twenty foot containers that the vessel can carry. Unless otherwise indicated, all references to "USD," "US$" and "$" in this report are to, and amounts are presented in, U.S. dollars.

A. SELECTED FINANCIAL DATA

Our selected income statement and cash flow statement data with respect to the fiscal years ended December 31 2009, 2008 and 2007 and our selected balance sheet data with respect to the fiscal years ended December 31 2009 and 2008 have been derived from our consolidated financial statements included in Item 18 of this annual report, prepared in accordance with accounting principles generally accepted in the United States, which we refer to as US GAAP.

The selected income statement and cash flow statement data for the fiscal years ended December 31 2006 and 2005 and the selected balance sheet data for the fiscal years ended December 31 2007, 2006 and 2005 have been derived from our consolidated financial statements not included herein.  The following table should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and our consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31
	2009	2008	2007	2006	2005
	(in thousands of dollars except common share and per share data)
Income Statement Data:

Total operating revenues	345,220	457,805	398,003	424,658	437,510
Net operating income	209,264	337,402	304,881	293,697	300,662
Net income	192,598	181,611	167,707	180,798	209,546
Earnings per share, basic	$2.59	$2.50	$2.31	$2.48	$2.84
Earnings per share, diluted	$2.59	$2.50	$2.30	$2.48	$2.84
Dividends declared	90,928	166,584	159,335	149,123	148,863
Dividends declared per share	$1.20	$2.29	$2.19	$2.05	$2.00

	Year Ended December 31
	2009	2008	2007	2006	2005
	(in thousands of dollars except common share and per share data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	84,186	46,075	78,255	64,569	32,857
Vessels and equipment, net	627,654	656,216	629,503	246,549	315,220
Investment in direct financing and sales-type leases (including current portion)	1,793,715	2,090,492	2,142,390	2,109,183	1,925,354
Investment in associated companies	444,435	420,977	4,530	3,698	-
Total assets	3,001,428	3,348,486	2,950,028	2,553,677	2,393,913
Short and long term debt (including current portion)	2,135,950	2,595,516	2,269,994	1,915,200	1,793,657
Share capital	79,125	72,744	72,744	72,744	73,144
Stockholders' equity	749,328	517,350	614,477	600,530	561,522
Common shares outstanding	79,125,000	72,743,737	72,743,737	72,743,737	73,143,737
Weighted average common shares outstanding	74,399,127	72,743,737	72,743,737	72,764,287	73,904,465
Cash Flow Data:
Cash provided by operating activities	125,522	211,386	202,416	210,160	280,834
Cash provided by (used in) investing activities	424,068	(433,945)	(378,777)	(127,369)	(269,573)
Cash provided by (used in) financing activities	(511,479)	190,379	190,047	(51,079)	(7,597)

 B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D. RISK FACTORS

Our assets are primarily engaged in transporting crude oil and oil products, drybulk and containerized cargos, and in offshore drilling and related activities. The following summarizes some of the risks that may materially affect our business, financial condition or results of operations.  Unless otherwise indicated in this annual report on Form 20-F, all information concerning our business and our assets is as of March 26 2010.

Risks Relating to Our Industry

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

The United States and other parts of the world have experienced and are continuing to experience weakened economic conditions and have been in a recession. For example, the credit markets in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government and state governments have implemented and are considering a broad variety of governmental actions and/or new regulations for the financial markets. Securities markets, futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges may take extraordinary actions, and may effect changes in law or interpretations of existing laws.

The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of December 31 2009, we had total outstanding indebtedness of $4.0 billion under our various credit facilities.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the price of our common shares on the New York Stock Exchange, or the NYSE, to decline, and could cause the price of our common shares to decline further.

The seaborne transportation industry is cyclical and volatile, and this may lead to reductions in our charter rates, vessel values and results of operations.

The international seaborne transportation industry is both cyclical and volatile in terms of charter rates and profitability. The degree of charter rate volatility for vessels has varied widely.  Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products internationally carried at sea. If we enter into a charter when charterhire rates are low, our revenues and earnings will be adversely affected. In addition, a decline in charterhire rates is likely to cause the value of our vessels to decline. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, meet our obligations or pay dividends to our shareholders. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for vessel capacity include:

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;
•	changes in the exploration for and production of energy resources, commodities, semi-finished and finished consumer and industrial products;
•	the location of regional and global production and manufacturing facilities;
•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;
•	the globalization of production and manufacturing;
•	global and regional economic and political conditions, including armed conflicts, terrorist activities, embargoes and strikes;
•	developments in international trade;
•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;
•	environmental and other regulatory developments;
•	currency exchange rates; and
•	weather.

Factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;
•	the scrapping rate of older vessels;
•	the price of steel and vessel equipment;
•	changes in environmental and other regulations that may limit the useful lives of vessels;
•	vessel casualties;
•	the number of vessels that are out of service; and
•	port or canal congestion.

Demand for our vessels and charter rates are dependent upon, among other things, seasonal and regional changes in demand and changes to the capacity of the world fleet. We believe the capacity of the world fleet is likely to increase, and there can be no assurance that global economic growth will be at a rate sufficient to utilize this new capacity. Continued adverse economic, political or social conditions or other developments could further negatively impact charter rates, and therefore have a material adverse effect on our business, results of operations and ability to pay dividends.

A further economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations.

Demand for our vessels and charter rates are dependent upon economic conditions in China, India and the rest of the world. China has been one of the world's fastest growing economies in terms of gross domestic product, and has had a significant impact on shipping demand. If economic growth in China and the Asia Pacific region continues to slow down, it may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a further material adverse effect on our business, financial condition and results of operations, as well as our future prospects. For the year ended December 31 2009 the year-on-year growth rate of China's gross domestic product was approximately 8.7%, compared with growth rates of 9.6% and 13.0% for the years ended December 31 2008 and 2007, respectively. China has recently imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. It is possible that China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, as well as our future prospects, are likely to be materially and adversely affected by a further economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year state plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms have been undertaken with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results and financial condition.

An acceleration of the current deadlines for prohibiting the trading of our non-double hull tankers could adversely affect our operations.

The United States, the European Union and the International Maritime Organization, or the IMO, have all imposed limits or prohibitions on the use of these types of tankers in specified markets after certain target dates, depending on certain factors such as the size of the vessel and the type of cargo. In the case of our non-double hull tankers, these phase out dates range from 2010 to 2018. As of April 15 2005, the Marine Environmental Protection Committee of the IMO has amended the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of certain categories of non-double hull tankers, including the types of vessels in our fleet, from 2015 to 2010 unless the relevant flag states extend the date. Our fleet includes seven non-double hull tankers, including one which we have sold with delivery to its new owner expected in April 2010 and another which we have sold on hire-purchase terms scheduled to expire in October 2011.

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

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our tankers and other vessels operate and the country or countries in which such vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast water management. These regulations include the U.S. Oil Pollution Act of 1990, or the OPA, the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002 and regulations of the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as the CLC, the IMO International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, and the IMO International Convention on Load Lines of 1966, as from time to time amended.

In addition, vessel classification societies and the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, also impose significant safety and other requirements on our vessels. In complying with current and future environmental requirements, vessel owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether.

Many of these requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly. These requirements also can affect the resale value or useful lives of our vessels, require reductions in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports.

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages and third-party claims for personal injury or property damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our current or historic operations. We could also incur substantial penalties, fines and other civil or criminal sanctions, including in certain instances seizure or detention of our vessels, as a result of violations of or liabilities under environmental laws, regulations and other requirements. For example, OPA affects all vessel owners shipping oil to, from or within the United States.  OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters. Similarly the CLC, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability. Furthermore, environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile exclusive economic zone around the United States. An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, and could harm our reputation with current or potential charterers of our vessels. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and available cash.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 the frequency of piracy incidents increased significantly, and continued at a relatively high level during 2009, particularly in the Gulf of Aden off the coast of Somalia. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including those due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

In the highly competitive international seaborne transportation industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result we may be unable to employ our vessels profitably.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented.  Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do.  Competition for seaborne transportation of goods and products is intense and depends on charter rate, location, size, age, condition and the acceptability of the vessel and its operators to charterers.  Due in part to the highly fragmented market, competitors with greater resources could operate larger fleets than we may operate and thus be able to offer lower charter rates and higher quality vessels than we are able to offer.  If this were to occur, we may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, financial condition and results of operations.

An over-supply of vessel capacity may lead to further reductions in charter hire rates and profitability.

The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. Currently, there is significant newbuilding activity with respect to virtually all sizes and classes of vessels. An over-supply of vessel capacity, combined with a decline in the demand for such vessels, may result in a further reduction of charter hire rates.  If such a reduction continues in the future, upon the expiration or termination of our vessels' current charters, we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter our vessels at all, which would have a material adverse effect on our revenues and profitability.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Inspection procedures can result in the seizure of the contents of our vessels, delays in loading, offloading, or delivery and the levying of customs duties, fines or other penalties against us.

For example, since the events of September 11 2001 U.S. authorities have significantly increased the levels of inspection for all imported containers. Government investment in non-intrusive container scanning technology has grown, and there is interest in electronic monitoring technology, including so-called "e-seals" and "smart" containers that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us.  Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical.  Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

The offshore drilling sector depends on the level of activity in the offshore oil and gas industry, which is significantly affected by, among other things, volatile oil and gas prices and may be materially and adversely affected by a decline in the offshore oil and gas industry.

The offshore contract drilling industry is cyclical and volatile, and depends on the level of activity in oil and gas exploration and development and production in offshore areas worldwide. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect our customers' drilling campaigns. Oil and gas prices and market expectations of potential changes in these prices also significantly affect this level of activity and demand for drilling units.

Any decrease in exploration, development or production expenditures by oil and gas companies could materially and adversely affect the business of the charterers of our drilling units and their ability to perform under their existing charters with us. Also, increased competition for our customers' drilling budgets could come from, among other areas, land-based energy markets in Africa, Russia, other former Soviet Union states, the Middle East and Alaska. Worldwide military, political and economic events have contributed to oil and gas price volatility and are likely to do so in the future. Oil and gas prices are extremely volatile and are affected by numerous factors, including the following:

•	worldwide demand for oil and gas;
•	the cost of exploring for, developing, producing and delivering oil and gas;
•	expectations regarding future energy prices;
•	advances in exploration and development technology;
•	the ability of OPEC to set and maintain production levels and pricing;
•	the level of production in non-OPEC countries;
•	government regulations;
•	local and international political, economic and weather conditions;
•	domestic and foreign tax policies;
•	the development and implementation of policies to increase the use of renewable energy;
•	the policies of various governments regarding exploration and development of their oil and gas reserves; and
•
the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East or other geographic areas, or further acts of terrorism in the United States or elsewhere.

Declines in oil and gas prices for an extended period could negatively affect the offshore drilling sector. Sustained periods of low oil prices typically result in reduced exploration and drilling because oil and gas companies' capital expenditure budgets are subject to their cash flows and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a dramatic effect on the demand for drilling units, and periods of low demand can cause an excess supply of drilling units and intensify competition in the industry, which often results in drilling units, particularly lower specification drilling units, being idle for long periods of time.  We cannot predict the future level of demand for drilling units or future conditions of the oil and gas industry.

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, including:

•	the availability of competing offshore drilling units;
•	the level of costs for associated offshore oilfield and construction services;
•	oil and gas transportation costs;
•	the discovery of new oil and gas reserves; and
•	the cost of non-conventional hydrocarbons, such as the exploitation of oil sands.

An over-supply of drilling units may lead to a reduction in day-rates and therefore may adversely affect the ability of the Seadrill Charterers to make charterhire payments to us.

We have chartered our four drilling units to four subsidiaries of Seadrill Limited, or Seadrill, namely Seadrill Invest II Limited, or Seadrill Invest II, Seadrill Deepwater Charterer Ltd., or Seadrill Deepwater, Seadrill Offshore AS, or Seadrill Offshore, and Seadrill Polaris Ltd., or Seadrill Polaris, which we refer to collectively as the "Seadrill Charterers". During the recent period of high utilization and high dayrates, industry participants have increased the supply of drilling units by ordering the construction of new drilling units.  Historically, this has resulted in an over-supply of drilling units, resulting in a subsequent decline in utilization and dayrates when the drilling units enter the market, sometimes for extended periods of time until the units have been absorbed into the active fleet.  Moreover, not all of the drilling units currently under construction have been contracted for future work, which may intensify price competition as scheduled delivery dates occur.  The entry into service of these new, upgraded or reactivated drilling units will increase supply and could curtail a further strengthening, or trigger a reduction, in dayrates as drilling units are absorbed into the active fleet.  Any further increase in the construction of new drilling units could have a negative impact on utilization and dayrates.  In addition, the new construction of high-specification rigs, as well as changes in the Seadrill Charterers' competitors' drilling rig fleets, could cause our drilling units to become less competitive.  Lower utilization and dayrates could adversely affect the Seadrill Charterers' ability to secure drilling contracts and, therefore, their ability to make charterhire payments to us, and may cause them to terminate or renegotiate their charter agreements to our detriment.

Consolidation of suppliers may limit the ability of the Seadrill Charterers to obtain supplies and services for their offshore drilling operations at an acceptable cost, on schedule or at all, which may have a material adverse effect on their ability to make charterhire payments to us.

The Seadrill Charterers may rely on certain third parties to provide supplies and services necessary for their offshore drilling operations, including but not limited to drilling equipment suppliers, catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. The Seadrill Charterers may not be able to obtain supplies and services at an acceptable cost, at the times they need them or at all. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services thereby potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse affect on the Seadrill Charterers' results of operations and financial condition, and may adversely affect their ability to make charterhire payments to us.

Governmental laws and regulations, including environmental laws and regulations, may add to the costs of the Seadrill Charterers or limit their drilling activity, and may adversely affect their ability to make charterhire payments to us.

The Seadrill Charterers' business in the offshore drilling industry is affected by public policy and laws and regulations relating to the energy industry and the environment in the geographic areas where they operate.

The offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and accordingly the Seadrill Charterers are directly affected by the adoption of laws and regulations that for economic, environmental or other policy reasons curtail exploration and development drilling for oil and gas. The Seadrill Charterers may be required to make significant capital expenditures to comply with governmental laws and regulations. It is also possible that these laws and regulations may in the future add significantly to the Seadrill Charterers' operating costs or significantly limit drilling activity. Governments in some countries are increasingly active in regulating and controlling the ownership of concessions, the exploration for oil and gas, and other aspects of the oil and gas industries. In recent years, increased concern has been raised over protection of the environment. Offshore drilling in certain areas has been opposed by environmental groups, and has in certain cases been restricted.

To the extent that new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry in general or the offshore drilling industry in particular, the Seadrill Charterers' business or prospects could be materially adversely affected. The operation of our drilling units will require certain governmental approvals, the number and prerequisites of which cannot be determined until the Seadrill Charterers identify the jurisdictions in which they will operate upon securing contracts for the drilling units. Depending on the jurisdiction, these governmental approvals may involve public hearings and costly undertakings on the part of the Seadrill Charterers. The Seadrill Charterers may not obtain such approvals or such approvals may not be obtained in a timely manner. If the Seadrill Charterers fail to secure the necessary approvals or permits in a timely manner, their customers may have the right to terminate or seek to renegotiate their drilling services contracts to the Seadrill Charterers' detriment. The amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas could have a material adverse effect on the Seadrill Charterers' business, operating results or financial condition. Future earnings of the Seadrill Charterers may be negatively affected by compliance with any such new legislation or regulations. In addition, the Seadrill Charterers may become subject to additional laws and regulations as a result of future rig operations or repositioning. These factors may adversely affect the ability of the Seadrill Charterers to make charterhire payments to us.

Acts of terrorism and political and social unrest could adversely affect our results of operations and financial condition.

Political and social unrest and terrorist attacks, such as those in New York on September 11 2001 and in London on July 7 2005, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts in the Middle East and Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea.  Insurance premiums could increase and coverage may be unavailable in the future.  U.S. government regulations may effectively preclude us from actively engaging in business activities in certain countries.  These regulations could be amended to cover countries where we currently operate or where we may wish to operate in the future.  Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Our business has inherent operational risks, which may not be adequately covered by insurance.

Our vessels and their cargoes are at risk of being damaged or lost, due to events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy, political circumstances and hostilities in foreign countries, labor strikes and boycotts, changes in tax rates or policies, and governmental expropriation of our vessels.  Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. Through the agreements with our vessel managers, we procure insurance for most of the vessels in our fleet employed under time charters against those risks that we believe the shipping industry commonly insures against. These insurances include marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks and crew insurances, and war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1.0 billion per vessel per occurrence.

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

Maritime claimants could arrest one or more of our vessels, which could interrupt our customers' or our cash flows.

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

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment could be materially less than the charterhire that would have been payable otherwise. In addition, we would bear all risk of loss or damage to a vessel under requisition for hire. Government requisition of one or more of our vessels may negatively impact our revenues and reduce the amount of dividends, if any, in the future.

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

Governmental regulations, safety, environmental or other equipment standards related to the age of tankers and other types of vessels may require expenditures for alterations or the addition of new equipment to our vessels to comply with safety or environmental laws or regulations that may be enacted in the future.  These laws or regulations may also restrict the type of activities in which our vessels may engage or prohibit their operation in certain geographic regions. We cannot predict what alterations or modifications our vessels may be required to undergo as a result of requirements that may be promulgated in the future, or that as our vessels age market conditions will justify any required expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

Any dividend that we declare is at the discretion of our Board of Directors. We cannot assure you that our dividend will not be reduced or eliminated in the future. Our profitability and corresponding ability to pay dividends is substantially affected by amounts we receive through profit sharing payments from our charterers. Our entitlement to profit sharing payments, if any, is based on the financial performance of our vessels which is outside of our control. If our profit sharing payments decrease substantially, we may not be able to continue to pay dividends at present levels, or at all. We are also subject to contractual limitations on our ability to pay dividends pursuant to certain debt agreements, and we may agree to additional limitations in the future. Additional factors that could affect our ability to pay dividends include statutory and contractual limitations on the ability of our subsidiaries to pay dividends to us, including under current or future debt arrangements.

We depend on our charterers and principally the Frontline Charterers and the Seadrill Charterers for our operating cash flows and for our ability to pay dividends to our shareholders.

Most of the tanker vessels and oil/bulk/ore carriers, or OBOs, in our fleet are chartered to subsidiaries of Frontline Ltd, or Frontline, namely Frontline Shipping Limited, Frontline Shipping II Limited and Frontline Shipping III Limited, which we refer to collectively as the Frontline Charterers. In addition, we have chartered our four drilling units to the Seadrill Charterers. Our other vessels that have charters attached to them are chartered to other customers under medium to long-term time and bareboat charters, except one which is on a short-term time charter until May 2010.

The charter hire payments that we receive from our customers constitute substantially all of our operating cash flows. The Frontline Charterers have no business or sources of funds other than those related to the chartering of our tanker fleet to third parties.

Frontline Shipping Limited, or Frontline Shipping, Frontline Shipping II Limited, or Frontline Shipping II, and Frontline Shipping III Limited, or Frontline Shipping III, have, at March 26 2010, established restricted cash deposits of $52 million,  $10 million and $27 million, respectively, which serve to support their obligations to make charterhire payments to us.  In addition, Frontline Limited guarantees the payment of charterhire with respect to Frontline Shipping and Frontline Shipping II. Although there are restrictions on the Frontline Charterers' rights to use their cash to pay dividends or make other distributions, at any given time their available cash may be diminished or exhausted, and they may be unable to make charterhire payments to us without support from Frontline. The performance under the charters with the Seadrill Charterers is guaranteed by Seadrill.  If the Frontline Charterers, the Seadrill Charterers or any of our other charterers are unable to make charterhire payments to us, our results of operations and financial condition will be materially adversely affected and we may not have cash available to pay debt service or for distributions to our shareholders.

The amount of the profit sharing payment we receive under our charters with the Frontline Charterers, if any, and our ability to pay our ordinary quarterly dividend, may depend on prevailing spot market rates, which are volatile.

Most of our tanker vessels and our OBOs operate under time charters to the Frontline Charterers.  These charter contracts provide for base charterhire and additional profit sharing payments when the Frontline Charterers' earnings from deploying our vessels exceed certain levels. The exception to this is our non-double hull vessels, which are excluded from the annual profit sharing payment calculation after the relevant vessels' anniversary dates in 2010.  The majority of our vessels chartered to the Frontline Charterers are sub-chartered by the Frontline Charterers in the spot market, which is subject to greater volatility than the long-term time charter market.  Accordingly, the amount of profit sharing payments that we receive, if any, is primarily dependant on the strength of the spot market. Therefore, we cannot assure you that we will receive any profit sharing payments for any periods in the future.  Furthermore, our quarterly dividend may depend on us receiving profit sharing payments or require that we continue to expand our fleet, so that in either case we receive cash flows in addition to the cash flows we receive from our base charterhire from the Frontline Charterers and charter payments from other customers.  As a result, we cannot assure you that we will continue to pay quarterly dividends.

The market values of our vessels and drilling units may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities and we may incur a loss if we sell vessels or drilling units following a decline in their market value. This could affect future dividend payments.

During the period a vessel is subject to a charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterers' agreement. Conversely, if the charterers were to default under the charters due to adverse market conditions, causing a termination of the charters, it is likely that the fair market value of our vessels would also be depressed.

The fair market values of our vessels and drilling units have generally experienced high volatility.  According to shipbrokers, the market prices for secondhand drybulk carriers, for example, have decreased sharply from their recent historically high levels.

The fair market value of our vessels and drilling units may increase and decrease depending on a number of factors including, but not limited to, the prevailing level of charter rates and dayrates, general economic and market conditions affecting the international shipping and offshore drilling industries, types and sizes of vessels and drilling units, supply and demand for vessels and drilling units, availability of or developments in other modes of transportation, cost of newbuildings, governmental or other regulations and technological advances.

In addition, as vessels and drilling units grow older, they generally decline in value. If the fair market value of our vessels and drilling units declines, we may not be in compliance with certain provisions of our credit facilities and we may not be able to refinance our debt, obtain additional financing or make distributions to our shareholders. Additionally, if we sell one or more of our vessels or drilling units at a time when vessel and drilling unit prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale price may be less than the vessel's or drilling unit's carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel and drilling unit values fall significantly, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results and condition.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We enter into, among other things, charter parties with our customers, newbuilding contracts with shipyards, credit facilities with banks, interest rate swap agreements, total return bond swaps, and total return equity swaps. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates and dayrates received for specific types of vessels and drilling units, and various expenses. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel or drilling unit that is currently under charter or contract or may be able to obtain a comparable vessel or drilling unit at a lower rate.  As a result, charterers and customers may seek to renegotiate the terms of their existing charter parties and drilling contracts, or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Our principal shareholders Hemen Holding Ltd. and Farahead Investment Inc., which we refer to jointly as Hemen, are indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. Hemen also has significant shareholdings in Frontline, Seadrill, Golden Ocean Group Limited, or Golden Ocean, and Deep Sea Supply Plc, or Deep Sea, which are all our customers. Currently, one of our directors, Kate Blankenship, is also a director of Frontline, Golden Ocean and Seadrill and another of our directors, Cecilie A. Fredriksen, the daughter of Mr. John Fredriksen, is also a director of Golden Ocean. These two directors owe fiduciary duties to the shareholders of each company and may have conflicts of interest in matters involving or affecting us and our customers. In addition, due to their ownership of Frontline, Golden Ocean, Deep Sea or Seadrill common shares, they may have conflicts of interest when faced with decisions that could have different implications for Frontline, Golden Ocean, Deep Sea or Seadrill than they do for us. We cannot assure you that any of these conflicts of interest will be resolved in our favor.

The agreements between us and affiliates of Hemen may be less favorable to us than agreements that we could obtain from unaffiliated third parties.

The charters, management agreements, charter ancillary agreements and the other contractual agreements we have with companies affiliated with Hemen were made in the context of an affiliated relationship and were not necessarily negotiated in arm's-length transactions.  The negotiation of these agreements may have resulted in prices and other terms that are less favorable to us than terms we might have obtained in arm's-length negotiations with unaffiliated third parties for similar services.

Hemen and its associated companies' business activities may conflict with ours.

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

Holders of our common shares and other securities have no direct right to enforce the obligations of the Frontline Charterers, Frontline Management (Bermuda) Ltd., or Frontline Management, Frontline, Golden Ocean, Deep Sea, the Seadrill Charterers and Seadrill or any of our other customers under the charters, or any of the other agreements to which we are party. Accordingly, if any of those counterparties were to breach their obligations to us under any of these agreements, our shareholders would have to rely on us to pursue our remedies against those counterparties.

There is a risk that U. S. tax authorities could treat us as a "passive foreign investment company," which would have adverse U.S. federal income tax consequences to U.S shareholders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income."  For purposes of these tests, "passive income" includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute "passive income", but income from bareboat charters does constitute "passive income."

U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Under these rules, if our income from our time charters is considered to be passive rental income, rather than income from the performance of services, we will be considered to be a PFIC. However, our U.S. tax counsel, Seward & Kissel LLP, believes that it is more likely than not that our income from time charters will not be treated as passive rental income for purposes of determining whether we are a PFIC.  Correspondingly, we believe that the assets that we own and operate in the connection with the production of such income do not constitute passive assets for purposes of determining whether we are a PFIC.

Consequently, based on our current method of operations, and on representations previously made by us, our U.S. tax counsel believes that it is more likely than not that we will not be treated as a PFIC for our taxable years ending December 31 2008 and 2009. This position is principally based upon the positions that (1) our time charter income will constitute services income, rather than rental income and (2) Frontline Management, which provides services to most of our time-chartered vessels, will be respected as a separate entity from the Frontline Charterers, with which it is affiliated.

For taxable years after 2009, depending upon the relative amounts of income we derive from our various assets as well as their relative fair market values, we may be treated as a PFIC.  For example, the bareboat charters of our drilling units may produce passive income and such drilling units may be treated as assets held for the production of passive income.  In such a case, depending upon the amount of income so generated and the fair market value of the drilling units we may be treated as a PFIC for any taxable year after 2009.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. federal income tax consequences.  For example, U.S. non-corporate shareholders would not be eligible for the 15% maximum tax rate on dividends that we pay.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986 as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

We believe that we and each of our subsidiaries qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income.  For example, Hemen owned 43.1% of our common shares at March 26 2010.   There is therefore a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if other shareholders with a five percent or greater interest in our common shares were, in combination with Hemen, to own 50% or more of our outstanding common shares on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we, or our subsidiaries, are not entitled to exemption under Section 883 of the Code for any taxable year, we, or our subsidiaries, could be subject for those years to an effective 2% U.S. federal income tax on the gross shipping income these companies derive during the year that is attributable to the transport of cargoes to or from the United States.  The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

Our Liberian subsidiaries may not be exempt from Liberian taxation, which would materially reduce our Liberian subsidiaries', and consequently our, net income and cash flow by the amount of the applicable tax.

The Republic of Liberia enacted an income tax act generally effective as of January 1 2001, or the New Act, which repealed, in its entirety, the prior income tax law in effect since 1977, pursuant to which our Liberian subsidiaries, as non-resident domestic corporations, were wholly exempt from Liberian tax.

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

If any of our charters terminate, we may not be able to re-charter those vessels on a long-term basis with terms similar to the terms of our existing charters, or at all. While the terms of our current charters for our tanker vessels to the Frontline Charterers end between 2013 and 2027, the Frontline Charterers have the option to terminate the charters of our non-double hull tanker vessels from 2010. If any of these charters continue beyond 2010 they will earn a reduced rate of time charter hire of $7,500 per day until the existing charter agreement terminates.

Apart from Front Sabang, which is subject to a hire-purchase contract scheduled to expire in October 2011, and SFL Europa, which is on a charter due to expire in May 2010, the vessels in our fleet that have charters attached to them are generally contracted to expire between three and 17 years from now.  However, we have granted some of our charterers purchase or early termination options that, if exercised, may effectively terminate our charters with these customers at an earlier date.  One or more of the charters with respect to our vessels may also terminate in the event of a requisition for title or a loss of a vessel.

In addition, under our vessel management agreements with Frontline Management, for a fixed management fee Frontline Management is responsible for all of the technical and operational management of the vessels chartered by the Frontline Charterers, and will indemnify us against certain loss of hire and various other liabilities relating to the operation of these vessels.  We may terminate our management agreements with Frontline Management for any reason at any time on 90 days' notice or an agreement may be terminated if the relevant charter is terminated. We expect to acquire additional vessels in the future and we cannot assure you that we will be able to enter into similar fixed price management agreements with Frontline Management or another third party manager for those vessels.

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

As at March 26 2010, we have entered into agreements to acquire one additional containership and seven additional drybulk carriers. A delay in the delivery of any of these vessels or the failure of the contract counterparty to deliver any of these vessels could cause us to breach our obligations under related charter, financing and sales agreements that we have entered into, and could adversely affect our revenues and results of operations. In addition, an acceptance of any of these vessels with substantial defects could have similar consequences.

Certain of our vessels are subject to purchase options held by the charterer of the vessel, which, if exercised, could reduce the size of our fleet and reduce our future revenues.

The market values of our vessels are expected to change from time to time depending on a number of factors, including general economic and market conditions affecting the shipping industry, competition, cost of vessel construction, governmental or other regulations, prevailing levels of charter rates, and technological changes. We have granted fixed price purchase options to certain of our customers with respect to the vessels they have chartered from us, and these prices may be less than the respective vessel's market value at the time the option may be exercised. In addition, we may not be able to obtain a replacement vessel for the price at which we sell the vessel. In such a case, we could incur a loss and a reduction in earnings.

We may incur losses when we sell vessels, which may adversely affect our earnings.

During the period a vessel is subject to a charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterers' agreement. On the other hand, if the charterers were to default under the charters due to adverse market conditions, thereby causing a termination of the charters, it is likely that the fair market value of our vessels would also be depressed. If we were to sell a vessel at a time when vessel prices have fallen, we could incur a loss and a reduction in earnings.

A change in interest rates could materially and adversely affect our financial performance.

As of December 31 2009, the Company and its consolidated subsidiaries had approximately $1.7 billion in floating rate debt outstanding under our credit facilities, and a further $1.9 billion in unconsolidated wholly-owned subsidiaries accounted for under the equity method.  Although we use interest rate swaps to manage our interest rate exposure and have interest rate adjustment clauses in some of our chartering agreements, we are exposed to fluctuations in interest rates. For a portion of our floating rate debt, if interest rates rise, interest payments on our floating rate debt that we have not swapped into effectively fixed rates would increase.

As of December 31 2009, the Company and its consolidated subsidiaries have entered into interest rate swaps to fix the interest on $1.1 billion of our outstanding indebtedness, and have also entered into interest rate swaps to fix the interest on $1.3 billion of the outstanding indebtedness of our equity-accounted subsidiaries.

An increase in interest rates could cause us to incur additional costs associated with our debt service, which may materially and adversely affect our results of operations. Our maximum exposure to interest rate fluctuations on our outstanding debt at December 31 2009 was approximately $1.2 billion, including our equity-accounted subsidiaries.  A one percentage change in interest rates would at most increase or decrease interest expense by approximately $12 million per year as of December 31 2009.  The maximum figure does not take into account that certain of our charter contracts include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding debt related to the assets on charter. At December 31 2009, $2.0 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity-accounted subsidiaries. Of this amount, a total of $1.3 billion was subject to interest rate swaps and the balance of $733 million remained on a floating rate basis.

The interest rate swaps that have been entered into by the Company and its subsidiaries are derivative financial instruments that effectively translate floating rate debt into fixed rate debt. US GAAP requires that these derivatives be valued at current market prices in our financial statements, with increases or decreases in valuations reflected in results of operations or, if the instrument is designated as a hedge, in other comprehensive income. Changes in interest rates give rise to changes in the valuations of interest rate swaps and could adversely affect results of operations and other comprehensive income.

We may have difficulty managing our planned growth properly.

Since our original acquisitions from Frontline we have expanded and diversified our fleet, and we are performing certain administrative services through our wholly-owned subsidiary Ship Finance Management AS.

The growth in the size and diversity of our fleet will continue to impose additional responsibilities on our management, and may require us to increase the number of our personnel. We may need to increase our customer base in the future as we continue to grow our fleet. We cannot assure you that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

We are highly leveraged and subject to restrictions in our financing agreements that impose constraints on our operating and financing flexibility.

We have significant indebtedness outstanding under our Senior Notes. We have also entered into loan facilities that we have used to refinance existing indebtedness and to acquire additional vessels.  We may need to refinance some or all of our indebtedness on maturity of our Senior Notes or loan facilities and to acquire additional vessels in the future. We cannot assure you we will be able to do so on terms acceptable to us or at all. If we cannot refinance our indebtedness, we will have to dedicate some or all of our cash flows, and we may be required to sell some of our assets, to pay the principal and interest on our indebtedness. In such a case, we may not be able to pay dividends to our shareholders and may not be able to grow our fleet as planned.  We may also incur additional debt in the future.

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

•	maintain available cash on a consolidated basis of not less than $25 million;

•	maintain positive working capital on a consolidated basis; and

•	maintain a ratio of shareholder adjusted book equity to total assets of not less than 20%.

Under the terms of our loan facilities, we may not make distributions to our shareholders if we do not satisfy these covenants or receive waivers from the lenders. We cannot assure you that we will be able to satisfy these covenants in the future.

Due to these restrictions, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders' permission when needed. This may prevent us from taking actions that are in our best interests.

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

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

Risks Relating to Our Common Shares

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company, and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our vessels and drilling units, and payments under our charter agreements are made to our subsidiaries. As a result, our ability to make distributions to our shareholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party or by the law of their respective jurisdiction of incorporation which regulates the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, we will not be able to pay dividends to our shareholders.

The market price of our common shares may be unpredictable and volatile.

The market price of our common shares has been volatile. Since January 1 2009, the closing market price of our common shares has ranged from a low of $4.05 on March 9 2009 to a high of $19.36 on March 12 2010. The market price of our common shares may continue to fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, any reductions in the payment of our dividends or changes in our dividend policy, mergers and strategic alliances in the shipping industry, market conditions in the shipping industry, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors and the general state of the securities market. The shipping industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price.

Future sales of our common shares could cause the market price of our common shares to decline.

The market price of our common shares could decline due to sales of a large number of our shares in the market or the perception that such sales could occur. This could depress the market price of our common shares and make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate, or at all. For example, in December 2008 we filed a prospectus supplement pursuant to which we could sell up to 7,000,000 common shares from time-to-time in the open market. The maximum number of shares that were issuable under the prospectus supplement for this program represented less than 10% of our then outstanding shares. This has served as a source of additional equity capital, and 1,372,100 shares were issued and sold up to the termination of the program in August 2009.

Because we are a foreign corporation, you may not have the same rights as a shareholder in a U.S. corporation has.

We are a Bermuda exempted company. Bermuda law may not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some jurisdictions in the United States. In addition, most of our directors and officers are not resident in the United States and the majority of our assets are located outside of the United States. As a result, investors may have more difficulty in protecting their interests and enforcing judgments in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our major shareholder, Hemen, may be able to influence us, including the outcome of shareholder votes with interests that may be different from yours.

As of March 26 2010, Hemen owned approximately 43.1% of our outstanding common shares. As a result of its ownership of our common shares, Hemen may influence our business, including the outcome of any vote of our shareholders. Hemen also currently beneficially owns substantial stakes in Frontline, Golden Ocean, Seadrill and Deep Sea. The interests of Hemen may be different from your interests.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

We are Ship Finance International Limited, a Bermuda exempted company, engaged primarily in the ownership and operation of vessels and offshore related assets.  We are also involved in the charter, purchase and sale of assets.  We were incorporated in Bermuda on October 10 2003 (Company No. EC-34296). Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500.

We operate through subsidiaries, partnerships and branches located in Bermuda, Cyprus, Malta, Liberia, Norway, the United States of America, Singapore, the United Kingdom and the Marshall Islands.

We are an international ship owning company with one of the largest asset bases across the maritime and offshore industries. Our assets currently consist of 32 oil tankers, eight OBOs currently configured to carry drybulk cargo, one drybulk carrier, eight container vessels, one jack-up drilling rig, three ultra-deepwater drilling units, six offshore supply vessels and two chemical tankers.

Additionally we have contracted to purchase the following vessels:

•	one newbuilding container vessel, with estimated delivery in 2010; and

•	seven newbuilding Handysize drybulk carriers, with estimated delivery in 2011 and 2012.

We expect that the newbuilding container vessel and drybulk carriers will be marketed for medium to long-term employment.

Our customers currently include Frontline, Horizon Lines Inc., or Horizon Lines, Golden Ocean, Seadrill, Taiwan Maritime Transportation Co. Ltd., or TMT, North China Shipping Holdings Co. Ltd., or NCS, Bryggen Shipping & Trading AS, or Bryggen , Heung-A Shipping Co. Ltd., or Heung-A, Deep Sea and CMA CGM.  Existing charters for most of our vessels range from three to 17 years, providing us with significant, stable base cash flows and high asset utilization.  Some of our charters include purchase options on behalf of the charterer, which if exercised would reduce our remaining charter coverage and contracted cash flow.

Our primary objective is to continue to grow our business through accretive acquisitions across a diverse range of marine and offshore asset classes. In doing so, our strategy is to generate stable and increasing cash flows by chartering our assets primarily under medium to long-term bareboat or time charters.

History of the Company

We were formed in 2003 as a wholly owned subsidiary of Frontline, which is one of the largest owners and operators of large crude oil tankers in the world. On May 28 2004 Frontline announced the distribution of 25% of our common shares to its ordinary shareholders in a partial spin off, and our common shares commenced trading on the NYSE under the ticker symbol "SFL" on June 17 2004. Frontline subsequently made six further dividends of our shares to its shareholders and its ownership in our Company is now less than one per-cent.

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

Since 2006 we have reduced our non-double hull tanker fleet from 18 vessels to seven vessels, including the single-hull VLCC Golden River, which we have sold with delivery to its new owner expected in April 2010, and the VLCC Front Sabang, which we have sold on hire-purchase terms scheduled to expire in October 2011.

Most of our oil tankers and OBOs are chartered to the Frontline Charterers under longer term time charters that have remaining terms that range from three to 17 years. The Frontline Charterers, in turn, charter our vessels to third parties. The daily base charter rates payable to us under the charters have been fixed in advance and will decrease as our vessels age, and the Frontline Charterers have the option to terminate the charter for non-double hull vessels from 2010.  The Frontline Charterers have established restricted cash deposits, which currently total $89 million, held by them as security against their charter commitments. In addition, Frontline guarantees the payment of charter hire with respect to Frontline Shipping and Frontline Shipping II.

We have entered into charter ancillary agreements with the Frontline Charterers, our vessel-owning subsidiaries and Frontline, which remain in effect until the last long term charter with the relevant Frontline Charterer terminates in accordance with its terms. Frontline has guaranteed the Frontline Charterers' obligations under the charter ancillary agreements. Under the terms of the charter ancillary agreements, the Frontline Charterers have agreed to pay us a profit sharing payment equal to 20% of the charter revenues they realize above specified threshold levels, paid annually and calculated on an average daily TCE basis.  After the relevant anniversary dates in 2010, all of our non-double hull vessels will be excluded from the annual profit sharing payment calculation, and the time charter received from Frontline will reduce to $7,500 per day.

We have also entered into agreements with Frontline Management to provide fixed rate operation and maintenance services for the vessels on time charter to the Frontline Charterers and for administrative support services. These agreements enhance the predictability and stability of our cash flows, by substantially fixing all of the operating expenses of our crude oil tankers and OBOs.

There is also a profit sharing agreement relating to the charter of the jack-up drilling rig West Prospero, whereby we will receive a profit share calculated as a percentage of the annual earnings above specified thresholds relating to milestones set under the charter. This profit sharing agreement became effective in 2009.

The charters for the drybulk carrier, the jack-up drilling rig, three ultra-deepwater drilling units, seven container vessels, six offshore supply vessels, two chemical tankers, the Suezmax tankers Glorycrown and Everbright and the VLCC Front Sabang are all on bareboat terms, under which the respective charterer will bear all operating and maintenance expenses.

Acquisitions and Disposals

Acquisitions

In the year ended December 31 2009 we acquired the following vessel:

•
In November 2009 we took delivery of Glorycrown, one of the two newbuilding Suezmax tankers, which we had agreed to purchase in November 2006. Immediately upon delivery from the shipyard, Glorycrown was sold on hire-purchase terms and commenced a five year bareboat charter with annual purchase options during the charter period and a purchase obligation at the end of the charter in November 2014.

Since January 1 2010 we have entered into agreements relating to the acquisition of vessels as follows:

•
In February 2010 we agreed to terminate agreements made in June 2007 relating to the acquisition of four newbuilding containerships for an aggregate cost of approximately $155 million. Concurrently, we have agreed to acquire seven newbuilding Handysize drybulk carriers with delivery expected in 2011 and 2012, for an aggregate construction cost of approximately $188 million.

•
In March 2010 we took delivery of Everbright, the second newbuilding Suezmax tanker which we had agreed to purchase in November 2006. Immediately upon delivery from the shipyard, the Everbright was sold on hire-purchase terms and commenced a five year bareboat charter with annual purchase options during the charter period and a purchase obligation at the end of the charter in March 2015.

Disposals

In the year ended December 31 2009 we sold the following vessels:

•
In July 2009 we agreed to sell the single-hull VLCC Front Duchess to an unrelated third party for a total consideration of approximately $19 million. The vessel was delivered to its new owner in September 2009.

•	In July 2009 the jack-up drilling rig West Ceres was delivered to a subsidiary of Seadrill pursuant to the exercise of a pre-agreed option for a total consideration of approximately $135 million.

•
In November 2009 the single-hull VLCC Front Vanadis was delivered to its charterer, an unrelated third party, pursuant to the exercise of a pre-agreed option for a total consideration of approximately $12 million..

Since January 1 2010 we have entered into the following agreements relating to the disposal of vessels:

•	In February 2010 we sold the VLCC Front Vista to a subsidiary of Frontline for an aggregate amount of approximately $59 million.

•
In March 2010 we agreed to sell the single hull VLCC Golden River to an unrelated third party for a total consideration of approximately $13 million, with delivery to the new owner expected in April 2010.

B. BUSINESS OVERVIEW

Our Business Strategies

Our primary objectives are to profitably grow our business and increase long-term distributable cash flow per share by pursuing the following strategies:

(1)
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

(2)
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

(3)
Expand and diversify our customer relationships.  Since January 1 2005 we have increased our customer base from one to ten customers. Of these ten customers, Frontline, Golden Ocean, Deep Sea and Seadrill are directly or indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family.  We intend to continue to expand our relationships with our existing customers and also to add new customers, as companies servicing the international shipping and offshore oil exploration markets continue to expand their use of chartered-in assets to add capacity.

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

Customers

The Frontline Charterers have been our principal customers since we were spun-off from Frontline in 2004. However, in 2007 and 2008 we made substantial investments in offshore drilling units which are chartered to the Seadrill Charterers, and the percentage of our business attributable to the Frontline Charterers has decreased following the delivery and commencement of the charters of the drilling units. We anticipate that the percentage of our business attributable to both the Frontline Charterers and the Seadrill Charterers will decrease as we continue to expand our business and our customer base.

Competition

We currently operate or will operate in several sectors of the shipping and offshore industry, including oil transportation, drybulk shipments, chemical transportation, container transportation, drilling rigs and offshore supply vessels.

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

Our jack-up drilling rig, ultra-deepwater drilling units and offshore supply vessels are chartered out on long-term charters to contractors, and we are therefore not directly exposed to the short term fluctuation in these markets. Jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels are normally chartered by oil companies on a shorter term basis linked to area-specific well drilling or oil exploration activities, but there have also been longer period charters available when oil companies want to cover their longer term requirements for such vessels. Offshore supply vessels, ultra-deepwater drillships and semi-submersible drilling rigs are self-propelled, and can therefore easily move between geographic areas. Jack-up drilling rigs are not self-propelled, but it is common to move these assets over long distances on heavy-lift vessels. Therefore, the markets and competition for these rigs are effectively world-wide.

Competition for charters in all the above sectors is intense and is based upon price, location, size, age, condition and acceptability of the vessel/rig and its manager. Competition is also affected by the availability of other size vessels/rigs to compete in the trades in which we engage. Most of our existing vessels are chartered at fixed rates on a long-term basis and are thus not directly affected by competition in the short term. However, the tankers and OBOs chartered to the Frontline Charterers and our jack-up drilling rig are subject to profit sharing agreements, which will be affected by competition experienced by the charterers.

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

Environmental Regulation and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our crude oil tankers, OBOs, drybulk carriers, chemical tankers, drilling units, container vessels and offshore supply vessels.  We are subject to various international conventions, laws and regulations in force in the countries in which our vessels and drilling units may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel and drilling unit modification and implementation of certain operating procedures.

A variety of governmental, quasi-governmental and private organizations subject our assets to both scheduled and unscheduled inspections.  These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state and charterers, particularly terminal operators, oil companies and drybulk and commodity owners.  Some of these entities require us to obtain permits, licenses and certificates for the operation of our assets.  Our failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the assets in our fleet.

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

The laws and regulations discussed below may not constitute a comprehensive list of all such laws and regulations that are applicable to the operation of our vessels and drilling units.

Flag State

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The "Shipping Industry Guidelines on Flag State Performance" evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at meetings of the International Maritime Organization. Our vessels are flagged in Liberia, Singapore, the Bahamas, Cyprus, Malta, the Marshall Islands, Norway, France, the United States, Panama, Hong Kong and the Isle of Man.

International Maritime Organization

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

Our vessels are subject to regulatory requirements imposed by the IMO, including the phase-out of single-hull tankers. Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single-hull oil tankers. At that time, these regulations required the phase-out of most single-hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks.

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

The following table summarizes the impact of such regulations on the Company's single hull (SH) and double sided (DS) tankers:

Vessel Name	Vessel type	Vessel Category	Year Built	IMO phase out	Flag state exemption
Edinburgh	VLCC	DS	1993	2018	2018
Front Ace	VLCC	SH	1993	2010	2015
Front Duke	VLCC	SH	1992	2010	2015
Ticen Sun	VLCC	SH	1991	2010	2015
Ticen Ocean	VLCC	SH	1991	2010	2015
Golden River (1)	VLCC	SH	1991	2010	2015
Front Sabang (2)	VLCC	SH	1990	2010	2015

(1)	Golden River has been sold, with delivery to its new owner expected in April 2010.
(2)	Front Sabang has been sold on hire-purchase terms, with delivery to its new owner scheduled in October 2011.

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

In December 2003 the MEPC adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO, which includes most of the grades of marine fuel. The new regulation bans the carriage of HGO in single hull oil tankers of 5,000 dwt and above after April 5 2005, and in single hull oil tankers of 600 dwt and above but less than 5,000 dwt, upon the anniversary of their delivery in 2008.

Under regulation 13H, HGO means any of the following:

•	crude oils having a density at 15ºC higher than 900 kg/m3;
•	fuel oils having either a density at 15ºC higher than 900 kg/ m3 or a kinematic viscosity at 50ºC higher than 180 mm2/s; or
•	bitumen, tar and their emulsions.

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

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships.  Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration of specific substances.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.  Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and adversely affect our business, cash flows, results of operations and financial condition.

In October 2008, the IMO adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter, and ozone-depleting substances, which enter into force on July 1 2010.  The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships, by reducing the global sulfur fuel cap initially to 3.50% (from the current cap of 4.50%), effective from January 1 2012, then progressively to 0.50%, effective from January 1 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The United States ratified the Annex VI amendments in October 2008 and the U.S. Environmental Protection Agency, or EPA, promulgated equivalent emissions standards in late 2009.

In March 2010, the IMO accepted the proposal by the United States and Canada to designate the area extending 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the United States and Canada and the Hawaiian Islands as Emission Control Areas under the MARPOL Annex VI amendments, which will subject ocean-going vessels in these areas to stringent emissions controls and may cause us to incur additional costs. Even though the proposal was adopted, we cannot assure you that jurisdictions in which our vessels operate will not adopt more stringent emissions standards independent of the IMO.

With effect from January 1 2010, the Directive 2005/33/EC of the European Parliament and of the Council of July 6 2005 amending Directive 1999/32/EC came into force. The objective of the directive is to reduce emission of sulfur dioxide from the combustion of petroleum derived fuels. This shall be achieved by imposing limits on the sulfur content of such fuels as a condition for their use within a Member State territory. The maximum sulfur content in fuels to be used by merchant ships whilst alongside a berth or wharf in EU countries after January 1 2010 is 0.10% by volume. Ships owned by us may be supplied with low sulfur Marine Gas Oil as replacement for Marine Diesel Oil in the future. Although our vessels have carried out extensive tests and discharge operations using fuels which meet the specification of less than 0.10% sulfur, the technical complexity of meeting the new requirements may require costly modifications in the future.

Safety Requirements

The IMO has also adopted SOLAS and the International Convention on Load Lines 1966, or LL Convention, which impose a variety of standards to regulate design and operational features of ships. SOLAS and LL Convention standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS and LL Convention standards.

Under Chapter IX of SOLAS, the requirements contained in the ISM Code, promulgated by the IMO, also affect our operations.  The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that the appointed ship managers have developed.

The ISM Code requires that vessel managers or operators obtain a safety management certificate for each vessel they operate.  This certificate evidences compliance by a vessel's management with ISM Code requirements for a safety management system.  No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code.  The appointed ship managers have obtained documents of compliance for their offices and safety management certificates for all of our vessels for which certificates are required by the IMO. These documents of compliance and safety management certificates are renewed as required.

Non-compliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.  The U.S. Coast Guard and European Union, or EU, authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and EU ports, as the case may be.

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ship's Ballast Water and Sediments, the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements beginning in 2009, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping.

Oil Pollution Liability

Although the United States is not a party, many countries have ratified and follow the liability plan adopted by the IMO and set out in the CLC. Under this convention and depending on whether the country in which the damage results is a party to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR (or $6.91 million) plus 631 SDR (or $0.967 million) for each additional gross ton over 5,000. For vessels over 140,000 gross tons, liability will be limited to 89.77 million SDR ($137.58 million). The exchange rate between SDRs and U.S. Dollars was 0.652493 SDR per U.S. dollar on February 26 2010. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on February 26 2010. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our insurance will cover the liability under the plan adopted by the IMO.

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

United States Requirements

In 1990 the U.S. Congress enacted OPA to establish an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the U.S. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for clean-up and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

•	natural resource damages and related assessment costs;
•	real and personal property damages;
•	net loss of taxes, royalties, rents, profits or earnings capacity;
•	lost profits or impairments of earning capacity due to property or natural resources damage; and
•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

Effective July 31 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation), and the greater of $3,200 per gross ton or $23.496 million for any single-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo, and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident is directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if a responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

OPA and the U.S. Coast Guard also require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, self-insurance or a guaranty. We plan to comply with the U.S. Coast Guard's financial responsibility regulations by providing a certificate of responsibility evidencing self-insurance.

We expect to maintain pollution liability insurance coverage in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

In addition, the U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal and remediation and damages, and complements the remedies available under OPA and CERCLA discussed above.  Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA.  Effective February 6 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels.  The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, and in 2009 the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

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

European Union Regulations

The EU has adopted legislation that would (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six-month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment, and (2) provide the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. In addition, EU regulations enacted in 2003 now prohibit all single hull tankers from entering its ports or offshore terminals.

In October 2009, the EU adopted a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and if the discharges individually or in aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2012, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The EU has indicated that it intends to propose an expansion of the existing EU emissions trading scheme to include emissions of greenhouse gases from vessels, if such emissions are not regulated through the IMO or the UNFCCC by December 31 2010.  In the U.S., the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations, expected to be finalized in March 2010, regulating the emission of greenhouse gases from motor vehicles and stationary sources.  The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including the climate change initiatives that are being considered in the U.S. Congress.  In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments. Any passage of climate control legislation or other regulatory initiatives by the EU, U.S., IMO or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25 2002 the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003 the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S. Similarly, in December 2002 amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1 2004, to trade internationally a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1 2004, a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies

Classification Societies are independent organizations that establish and apply technical standards in relation to the design, construction and survey of marine facilities including ships and offshore structures. The classification society certifies that the vessel is "in class", signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

•
Class Renewal surveys: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including ultrasonic thickness gauging to determine the thickness of steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Vessels less than 15 years of age are drydocked every 60 months while older vessels are drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a recommendation which must be rectified by the ship owner within prescribed time limits.

C. ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D. PROPERTY, PLANT AND EQUIPMENT

We own a substantially modern fleet of vessels. The following table sets forth the fleet that we own or have contracted for delivery as of March 26 2010.

Vessel	Approximate		Construction		Charter	Charter Termination
	Built	Dwt.		Flag	Classification	Date

VLCCs
Front Sabang	1990	286,000	Single-hull	SG	Capital lease	2011 (5)
Ticen Sun (ex Front Highness)	1991	284,000	Single-hull	PAN	Capital lease	2015 (1)
Ticen Ocean (ex Front Lady)	1991	284,000	Single-hull	PAN	Capital lease	2015 (1)
Golden River (ex Front Lord)	1991	284,000	Single-hull	SG	Capital lease	2010 (6)
Front Duke	1992	284,000	Single-hull	SG	Capital lease	2014 (1)
Front Ace	1993	276,000	Single-hull	LIB	Capital lease	2014 (1)
Edinburgh	1993	302,000	Double-side	LIB	Capital lease	2013 (1)
Front Century	1998	311,000	Double-hull	MI	Capital lease	2021
Front Champion	1998	311,000	Double-hull	BA	Capital lease	2022
Front Vanguard	1998	300,000	Double-hull	MI	Capital lease	2021
Front Circassia	1999	306,000	Double-hull	MI	Capital lease	2021
Front Opalia	1999	302,000	Double-hull	MI	Capital lease	2022
Front Comanche	1999	300,000	Double-hull	FRA	Capital lease	2022
Golden Victory	1999	300,000	Double-hull	MI	Capital lease	2022
Ocana (ex Front Commerce)	1999	300,000	Double-hull	IoM	Capital lease	2022
Front Scilla	2000	303,000	Double-hull	MI	Capital lease	2023
Oliva (ex Ariake)	2001	299,000	Double-hull	IoM	Capital lease	2023
Front Serenade	2002	299,000	Double-hull	LIB	Capital lease	2024
Otina (ex Hakata)	2002	298,465	Double-hull	IoM	Capital lease	2025
Ondina (ex Front Stratus)	2002	299,000	Double-hull	IoM	Capital lease	2025
Front Falcon	2002	309,000	Double-hull	BA	Capital lease	2025
Front Page	2002	299,000	Double-hull	LIB	Capital lease	2025
Front Energy	2004	305,000	Double-hull	CYP	Capital lease	2027
Onoba (ex Front Force)	2004	305,000	Double-hull	CYP	Capital lease	2027

Suezmaxes
Front Pride	1993	150,000	Double-hull	NIS	Capital lease	2017
Front Glory	1995	150,000	Double-hull	NIS	Capital lease	2018
Front Splendour	1995	150,000	Double-hull	NIS	Capital lease	2019
Front Ardenne	1997	153,000	Double-hull	NIS	Capital lease	2020
Front Brabant	1998	153,000	Double-hull	NIS	Capital lease	2021
Mindanao	1998	159,000	Double-hull	SG	Capital lease	2021
Glorycrown	2009	156,000	Double-hull	HK	Capital lease	2014 (2)
Everbright	2010	156,000	Double-hull	HK	Capital lease	2015 (2)

Chemical Tankers
Maria Victoria V	2008	17,000	Double-hull	PAN	Operating lease	2018
SC Guangzhou	2008	17,000	Double-hull	PAN	Operating lease	2018

OBO Carriers
Front Breaker	1991	169,000	Double-hull	MI	Capital lease	2015
Front Climber	1991	169,000	Double-hull	SG	Capital lease	2015
Front Driver	1991	169,000	Double-hull	MI	Capital lease	2015
Front Guider	1991	169,000	Double-hull	SG	Capital lease	2015
Front Leader	1991	169,000	Double-hull	SG	Capital lease	2015
Front Rider	1992	170,000	Double-hull	SG	Capital lease	2015
Front Striver	1992	169,000	Double-hull	SG	Capital lease	2015
Front Viewer	1992	169,000	Double-hull	SG	Capital lease	2015

Panamax Drybulk Carrier
Golden Shadow	1997	73,732	n/a	HK	Capital lease	2016 (2)

Handysize Drybulk Carrier
TBN/SFL Clyde (NB)	2011	32,000	n/a	HK	n/a	n/a
TBN/SFL Dee (NB)	2012	32,000	n/a	HK	n/a	n/a
TBN/SFL Trent (NB)	2012	34,000	n/a	HK	n/a	n/a
TBN/SFL Kent (NB)	2012	34,000	n/a	HK	n/a	n/a
TBN/SFL Tyne (NB)	2012	32,000	n/a	HK	n/a	n/a
TBN/SFL Spey (NB)	2011	34,000	n/a	HK	n/a	n/a
TBN/SFL Medway (NB)	2011	34,000	n/a	HK	n/a	n/a

Containerships
SFL Europa (ex Montemar Europa)	2003	1,700 TEU	n/a	MI	Operating lease	2010
Asian Ace (ex Sea Alfa)	2005	1,700 TEU	n/a	MAL	Operating lease	2020 (2)
Green Ace (ex Sea Beta)	2005	1,700 TEU	n/a	MAL	Operating lease	2020 (2)
Horizon Hunter	2006	2,800 TEU	n/a	U.S.	Operating lease	2018 (2)
Horizon Hawk	2007	2,800 TEU	n/a	U.S.	Operating lease	2019 (2)
Horizon Falcon	2007	2,800 TEU	n/a	U.S.	Operating lease	2019 (2)
Horizon Eagle	2007	2,800 TEU	n/a	U.S.	Operating lease	2019 (2)
Horizon Tiger	2006	2,800 TEU	n/a	U.S.	Operating lease	2019 (2)
TBN/SFL Avon (NB)	2010	1,700 TEU	n/a	MI	n/a	n/a

Jack-Up Drilling Rig
West Prospero	2007	400 ft	n/a	PAN	Capital lease	2022 (2)

Ultra-Deepwater Drill Units
West Polaris	2008	10,000 ft	n/a	PAN	Capital lease	2023 (2)
West Hercules	2008	10,000 ft	n/a	PAN	Capital lease	2023 (2)
West Taurus	2008	10,000 ft	n/a	PAN	Capital lease	2023 (2)

Offshore supply vessels
Sea Leopard	1998	AHTS (3)	n/a	CYP	Capital lease	2020 (2)
Sea Bear	1999	AHTS (3)	n/a	CYP	Capital lease	2020 (2)
Sea Cheetah	2007	AHTS (3)	n/a	CYP	Operating lease	2019 (2)
Sea Jaguar	2007	AHTS (3)	n/a	CYP	Operating lease	2019 (2)
Sea Halibut	2007	PSV (4)	n/a	CYP	Operating lease	2019 (2)
Sea Pike	2007	PSV (4)	n/a	CYP	Operating lease	2019 (2)

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

(5)
Front Sabang has been sold on hire-purchase terms, whereby the vessel is chartered to the buyer until October 2011 with a purchase obligation at the end of the charter. The buyer also has purchase options during the term of the charter.

(6)	Golden River has been sold, with delivery to its new owner expected in April 2010.

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

Fleet Development

The following table summarizes the development of our active fleet of vessels.

Vessel type	Total fleet	Additions/ Disposals 2008		Total fleet	Additions/ disposals 2009		Total fleet
	December 31			December 31			December 31
	2007			2008			2009
Oil Tankers	34		-1	33	+1	-2	32
Chemical tankers	0	+2		2			2
OBO / Dry bulk carriers	9			9			9
Container vessels	8			8			8
Jack-up drilling rigs	2			2		-1	1
Ultra-deepwater drill units	0	+3		3			3
Offshore supply vessels	5	+2	-1	6			6

Total Active Fleet	58	+7	-2	63	+1	-3	61

The following deliveries have taken place or are scheduled to take place after December 31 2009:

•	the VLCC Front Vista was sold in February 2010;

•	the sale of the single hull VLCC Golden River was agreed in March 2010, with delivery to its new owner scheduled in April 2010;

•	the newbuilding Suezmax tanker Everbright was delivered to us in March 2010, and commenced a five year bareboat charter with a purchase obligation at the end of the charter in 2015;

•	the VLCC Front Sabang and the Suezmax Glorycrown are scheduled for delivery to their new owners in 2011 and 2014, respectively;

•	one newbuilding container vessel is scheduled for delivery to us in 2010; and

•	seven newbuilding Handysize drybulk carriers are scheduled for delivery to us in 2011 and 2012.

Factors Affecting Our Current and Future Results

Principal factors that have affected our results since 2004 and are expected to affect our future results of operations and financial position include:

•	the earnings of our vessels under time charters and bareboat charters to the Frontline Charterers, the Seadrill Charterers and other charterers;

•	the amount we receive under the profit sharing arrangements with the Frontline Charterers and other charterers;

•	the earnings and expenses related to any additional vessels that we acquire;

•	earnings from the sale of assets

•	vessel management fees and expenses;

•	administrative expenses;

•	interest expenses; and

•	mark-to-market adjustments to the valuation of our interest rate swaps and other derivative financial instruments.

Revenues

Our revenues since January 1 2004 derive primarily from our long-term, fixed-rate time charters. Most of the vessels that we have acquired from Frontline are chartered to the Frontline Charterers under long-term time charters that are generally accounted for as sales-type leases.

Direct financing and sales-type lease interest income reduces over the terms of our leases as progressively a lesser proportion of the lease rental payment is allocated as lease interest income, and a higher amount is treated as repayment of the lease.

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

Expenses

Our expenses consist primarily of vessel management fees and expenses, administrative expenses and interest expense. With respect to vessel management fees and expenses, our vessel-owning subsidiaries with vessels on charter to the Frontline Charterers have entered into fixed rate management agreements with Frontline Management, under which Frontline Management is responsible for all technical management of the vessels.  These subsidiaries each pay Frontline Management a fixed fee of $6,500 per day per vessel for all of the above services. Three of our vessels on charter to the Frontline Charterers are currently sub-chartered on bareboat terms, under which the charterer is responsible for all vessel management and operating costs. During the period of the sub-charters, the fixed fee of $6,500 per day per vessel payable to Frontline Management is suspended.

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

We have entered into an administrative services agreement with Frontline Management under which they provide us with certain administrative support services.  For the year 2009 we paid Frontline Management a total of $0.4 million in fees for their services under the agreement, and agreed to reimburse them for reasonable third party costs, if any, advanced on our behalf. Some of the compensation paid to Frontline Management is based on cost sharing for the services rendered based on actual incurred costs plus a margin.

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

In order to hedge against fluctuations in interest rates, we have entered into interest rate swaps which effectively fix the interest payable on a portion of our floating rate debt. Although the intention is to hold such financial instruments until maturity, US GAAP requires us to record them at market valuation in our financial statements. Adjustments to the mark-to-market valuation of these derivative financial instruments, which are caused by variations in interest rates, are reflected in results of operations and other comprehensive income. Accordingly, our financial results may be affected by fluctuations in interest rates.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period.  The following is a discussion of the accounting policies we apply that are considered to involve a higher degree of judgment in their application. See Note 2 to our consolidated financial statements for details of all of our material accounting policies.

Revenue Recognition

Revenues are generated from time charter and bareboat charterhires and are recorded over the term of the charter as service is provided. Each charter agreement is evaluated and classified as an operating lease or a capital lease (see Leases below). Rental receipts from operating leases are recognized to income over the period to which the payment relates.

Rental payments from direct financing and sales-type leases are allocated between lease service revenues, if applicable, lease interest income and repayment of net investment in leases. The amount allocated to lease service revenue is based on the estimated fair value of the services provided, which consist of ship management and operating services.

Subject to Fixed Price Purchase Options (see below), the lease interest income element is calculated so as to provide a constant rate of return on the net investment in the lease as it is depreciated to the vessel's unguaranteed residual value at the end of the lease term. Any contingent elements of rental income, such as interest rate adjustments, are recognized as they fall due.

There is a degree of uncertainty involved in the estimation of the unguaranteed residual values of assets leased under both operating and capital leases. Global effects of supply and demand for oil and other cargoes, and changes in international government regulations cause volatility in the spot market for second-hand vessels. Where assets are held until the end of their useful lives the unguaranteed residual value (i.e. scrap value) will fluctuate with the price of steel and any changes in laws related to the ship scrapping process, commonly known as ship breaking.

We estimate the unguaranteed residual value of our direct financing lease assets at the end of the lease period by calculating depreciation in accordance with our accounting policies over the estimated useful life of the asset (see Vessels and Depreciation below). Residual values are reviewed at least annually to ensure that original estimates remain appropriate. In the second quarter of 2009 the Company reviewed the carrying values of its six single-hull oil tankers, excluding the Front Sabang which has been sold on hire-purchase terms, and concluded that their values were impaired. Accordingly, the unguaranteed residual values of these six vessels were reduced by a total of $27 million in 2009.  This impairment was principally the result of regulations which limit the ability of single-hull tankers to operate with effect from each of their anniversary dates in 2010. The Company has not changed its original estimates of residual values for any other assets, although it is possible that future events and circumstances could cause us to change our estimates.

The implicit rate of return for each of the Company's direct financing leases is derived according to ASC Topic 840 "Leases" using the fair value of the asset at the lease inception (which is either the cost of the asset if acquired from an unrelated third party, or independent valuation if acquired from a related party), the minimum contractual lease payments and the estimated residual values.

For sales-type leases, the present value of the contractual lease payments (discounted to equal the fair value or sales price)  is recorded as the sales proceeds, from which the carrying value of the asset is deducted in order to determine the profit or loss on sale. The discount rate used in determining the present value is the interest rate implicit in the lease, as defined in ASC Topic 840-10-20.

The Frontline Charterers have agreed to pay us a profit sharing payment equal to 20% of the charter revenues they realize on our fleet above specified threshold levels, paid annually and calculated on an average daily TCE basis. For each profit sharing period, the threshold is calculated as the number of days in the period multiplied by the daily threshold TCE rates for the applicable vessels. Profit sharing revenues are recorded when earned and realizable.

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

If the estimated economic useful life or estimated residual value of a particular vessel is incorrect, or circumstances change and the estimated economic useful life and/or residual value have to be revised, an impairment loss could result in future periods. During 2009 it was determined that the carrying values of six single-hull oil tankers, all direct financing lease assets, were impaired and their residual values were reduced by a total of $27 million (see above). We will continue to monitor the carrying values of our vessels, including direct financing lease assets, and revise the estimated useful lives and residual values of any vessels were appropriate, particularly when new regulations are implemented.

Leases

Leases (charters) of our vessels where we are the lessor are classified as either operating leases or capital leases, based on an assessment of the terms of the lease. For charters classified as capital leases, the minimum lease payments, reduced in the case of time-chartered vessels by projected vessel operating costs, plus the estimated residual value of the vessel are recorded as the gross investment in the lease.

For direct financing leases, the difference between the gross investment in the lease and the carrying value of the vessel is recorded as unearned lease interest income. The net investment in the lease consists of the gross investment less the unearned income. Over the period of the lease each charter payment received, net of vessel operating costs if applicable, is allocated between "lease interest income" and "repayment of investment in lease" in such a way as to produce a constant percentage rate of return on the balance of the net investment in the lease. Thus, as the balance of the net investment in each direct financing lease decreases, less of each lease payment received is allocated to lease interest income and more is allocated to lease repayment. For direct financing leases relating to time chartered vessels, the portion of each time charter payment received that is allocated to vessel operating costs is classified as "lease service revenue".

For sales-type leases, the difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned lease interest income. The discount rate used in determining the present values (or fair value) is the interest rate implicit in the lease. The present value of the minimum lease payments, computed using the interest rate implicit in the lease, is recorded as the sales price, from which the carrying value of the vessel at the commencement of the lease is deducted in order to determine the profit or loss on sale. As is the case for direct financing leases, the unearned lease interest income is amortized to income over the period of the lease so as to produce a constant periodic rate of return on the net investment in the lease. In addition, in the case of a sales-type lease, the difference between the fair value (or sales price) and the carrying value (or cost) of the asset is recognized as "profit on sale" in the period in which the lease commences.

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

Similarly, where a direct financing or sales-type lease relates to a charter arrangement containing fixed price purchase options, the projected carrying value of the net investment in the lease is compared to the option price at the various option dates. If any option price is less than the projected net investment in the lease at an option date, the rate of amortization of unearned finance lease interest income is adjusted to reduce the net investment in the lease to the option price at the option date. If the option is not exercised, this process is repeated so as to reduce the net investment in the lease to the un-guaranteed residual value or the option price at the next option date, as appropriate.

Thus, for operating assets and direct financing and sales-type lease assets, if an option is exercised there will either be (a) no gain or loss on the exercise of the option or (b) in the event that an option is exercised at a price in excess of the net book value of the asset or the net investment in the lease, as appropriate, at the option date, a gain will be reported in the statement of operations at the date of delivery to the new owners.

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

Mark-to-Market Valuation of Financial Instruments

The Company enters into interest rate swap transactions, total return bond swaps and total return equity swaps. As required by ASC Topic 815 "Derivatives and Hedging", the mark-to-market valuations of these transactions are recognized as assets or liabilities, with changes in their fair value recognized in the consolidated statements of operations or, in the case of interest rate swaps designated as hedges to underlying loans, in other comprehensive income. To determine the market valuation of these instruments, we seek wherever possible to obtain valuations from third parties, namely the banks who are counterparties to the transactions. Some transactions, particularly total return equity swaps, require the Company itself to calculate market valuations and these are prepared using the closing price for the underlying security and other appropriate factors. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

Variable Interest Entities

A variable interest entity is a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support. ASC Topic 810 "Consolidation" ("ASC 810") requires a variable interest entity to be consolidated if any of its interest holders has the power to direct the activities which most significantly impact on the VIE's economic success, and the obligation to absorb losses or the right to receive benefits which are significant to the VIE.

In applying the provisions of ASC 810, we must make assessments in respect of, but not limited to, the sufficiency of the equity investment in the underlying entity and the extent to which interest holders have the power to direct activities. These assessments include assumptions about the future revenues, operating costs,  fair value of assets and estimated economic useful lives of assets of the underlying entity.

Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board, or FASB, issued FAS No. 157 "Fair Value Measurements" ("FAS 157": now ASC Topic 820 "Fair Value Measurement and Disclosures"), which establishes a framework for measuring fair value in accordance with Generally Accepted Accounting Principles, or GAAP, and expands disclosures about fair value measurements. This statement was effective for financial assets and liabilities as well as for any other assets and liabilities that are carried at fair value on a recurring basis in financial statements as of the beginning of the entity's first fiscal year that begins after November 15, 2007.  In February 2008 the FASB issued Staff Position No.157-2 "Effective Date of FASB Statement No.157" ("FSP 157-2") which defers the effective date of FAS 157 for one year relative to certain non-financial assets and liabilities. As a result, the application of FAS 157 for the definition and measurement of fair value and related disclosures for all financial assets and liabilities was effective for the Company beginning January 1, 2008 on a prospective basis. This adoption did not have a material impact on the Company's consolidated results of operations or financial condition. The remaining aspects of FAS 157 relating to non-financial assets and liabilities became effective for the Company with effect from January 1, 2009 and did not have a material impact on its consolidated results of operations or financial condition.

In March 2008 the FASB issued FAS No. 161 "Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement No. 133" ("FAS 161": now ASC Topic 815 "Derivatives and Hedging"). FAS 161 applies to all derivative instruments and related hedged items accounted for under ASC 815 and requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under ASC 815 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. FAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Since FAS 161 applies only to financial statement disclosures, it did not have a material impact on the Company's consolidated financial position, results of operations, and cash flows.

 In May 2009, the FASB issued guidance on accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance, which is outlined in ASC Topic 855 "Subsequent Events" and updated in Accounting Standards Update 2010-09 "Subsequent Events (Topic 855)", establishes the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of these changes did not have an impact on our consolidated financial statements because the Company already followed a similar approach prior to the adoption of this guidance.

In June 2009, the FASB issued ASC Topic 105 "The Codification and the Hierarchy of Generally Accepted Accounting Principles" ("ASC 105").  The guidance stipulates the Codification as the single source of authoritative nongovernmental U.S. GAAP.  The statement is effective for interim and annual periods ending after September 15, 2009.  The Company has updated its references to GAAP in its consolidated financial statements for the year ended December 31, 2009.  As the Codification was not intended to change or alter existing GAAP, it did not have any impact on the Company's consolidated financial statements.

In June 2009, the FASB issued FAS No. 167 "Amendments to FASB Interpretation No. 46(R)" ("FAS 167": now ASC Topic 810 "Consolidation"). FAS 167 amends the evaluation criteria to identify the primary beneficiary of a variable interest entity provided by FASB Interpretation No. 46(R).  Additionally, FAS 167 requires ongoing reassessments of whether an enterprise is the primary beneficiary of the variable interest entity and additional disclosures. The Company will adopt FAS 167 in fiscal year 2010 and does not expect it to have any material impact on its consolidated financial position, results of operations, and cash flows.

Market Overview

The Oil Tanker Market

The oil tanker market entered 2009 on a strong note despite the overall very weak global economy and decreasing oil consumption. According to industry sources, the average VLCC rate for the first quarter of 2009 was $55,400 per day but rates gradually weakened during the year due to high deliveries of new tonnage and overall weak oil demand. Overall for 2009 the average VLCC TCE rate was $36,500 per day, a reduction from an average of $73,400 per day in 2008, with similar reductions in time charter rates for Suezmax tankers.

According to industry sources, the total VLCC fleet increased by about approximately 8 % during 2009, measured by number of vessels. The total orderbook for VLCCs at the end of 2009 consisted of 178 vessels, representing approximately 34 % of the existing fleet. The total Suezmax fleet increased by approximately 13% in 2009, and the orderbook at the end of 2009 was also high.

According to industry sources, global oil demand decreased by 1.5% in 2009 and ton-miles subsequently dropped by about 4.3%. However, the prevailing "contango" in the oil markets, especially during the first half of the year, assisted the tanker market to a significant extent with up to 45-50 VLCCs being utilized principally for storage of oil.

The trend continued for the major oil companies to discriminate against non-double hull tankers when transporting crude oil and refined oil products. An increasing number of port and flag-states also announced their reluctance to accept such vessels, leaving only a few areas in South East Asia where single-hull tankers are allowed to trade. According to industry sources, by the end of 2009 there were still some 84 single-hull VLCCs and 33 single-hull Suezmaxes, or some 16% and 8% respectively of the entire fleet. Scrapping of these vessels is expected to accelerate during 2010, which will cushion the market from the negative impact of the influx of new tonnage.

The Drybulk Shipping Market

The drybulk shipping market experienced yet another turbulent year in 2009, and the year began on a highly depressed note. However, driven by a seemingly insatiable demand for iron ore in China, the drybulk shipping market experienced a much stronger-than-expected year in 2009, with average spot rates for a Capesize bulker of $42,650 per day. Although this represents a 60% decline on the average rates for 2008, this is still relatively high on a historical basis. The unexpectedly strong market was also driven by significant short-falls in expected deliveries of newbuildings, with actual deliveries some 40% below consensus expectations. Overall, the utilization of the world-wide drybulk fleet from the second quarter onwards exceeded 90%.

According to industry sources, by the end of 2009 the total order-book for the delivery of newbuilding drybulk carriers in the coming years amounted to 255 million dwt, or some 55% of the current fleet in capacity terms. This is a sharp decline from the level of 70% at the end of 2008.  There continues to be considerable doubt surrounding the extent to which cancellations can be expected from the current order-book for drybulk carriers, and this, together with the pace of development of China's economy, will be a highly significant factor for the short to medium term development of the drybulk market.

The Containership Market

As was anticipated, the container market was extremely weak in 2009, especially for the first three quarters, with charter-rates for all sizes well below operating costs and with the idle fleet peaking at 13-14 % of the global fleet during September and October 2009. The global volumes for 2009 as a whole were some 7-9 % lower than volumes during 2008, which is the first time in the history of container shipping that the market has experienced declining volumes. The inevitable consequences of this very severe downturn were serious financial problems for most of the larger container ship operators, who in some cases had to seek help from their banks, shareholders or respective governments. Surprisingly, the industry succeeded in avoiding major bankruptcies, probably as a consequence of the high exit-costs for the banks involved, and also due to strong improvements in box-rates and cash-flows in the second half of 2009. The major challenge going forward for operators and owners is the substantial level of capital commitments for newbuilding containerships ordered at peak levels during 2007 and 2008.

Towards the end of 2009, year-on-year volumes began to grow and box-rates, especially for Far East-Europe, started to increase fairly substantially. Also the idle fleet gradually declined and by the year end amounted to approximately 11 % of the global fleet, split fairly evenly between operators and tonnage providers.

Virtually no newbuilding orders for container vessels were placed during 2009 and, with approximately 400,000 TEU of capacity scrapped during 2009 and some orders cancelled or converted, the order-book as a percentage of the existing fleet decreased from 48-49 % at the end of 2008 to 36-37% at the end of 2009. This is the lowest level for six years, although it should be seen in the context of the current idle fleet.

The Offshore Market

The increase in oil and gas prices to record levels in 2008 created a world-wide increase in offshore exploration drilling activity, prompting a significant increase in dayrates for drilling units and high levels of orders for newbuilding jack-up rigs and ultra-deepwater drilling units. The subsequent reduction in oil prices from a high of approximately $140 per barrel in 2008 to a low of $40 per barrel in February 2009 adversely affected the market for jack-up rigs in 2009, as these are generally associated with existing oil fields which are not particularly attractive development prospects at relatively low oil prices. There are significant numbers of newbuilding jack-up rigs on order, but many rigs in the existing fleet are more than twenty years old and we expect operators to gradually replace older rigs with newer and more efficient rigs, such as the one we own. The oil price recovered to around $80 per barrel towards the end of 2009.

The ultra-deepwater market has so far not been affected by recent oil price fluctuations due to the limited supply of such rigs in the short term. The more favorable outlook for ultra-deepwater units is also supported by most oil companies' strong belief in higher oil and gas prices in the longer term, as well as a need to improve reserve replacement ratios based on sound long-term demand for energy. Looking at the demand/supply balance for deepwater units, there was little available capacity in 2009 and 2010 for both drillships and semi-submersible drilling rigs, and consequently the market for individual ultra-deepwater units was strong in 2009, and is expected to continue to be attractive in the near term.

The above overviews of the various sectors in which we operate are based on current market conditions. However, market developments cannot always be predicted and may well differ from our current expectations.

Seasonality

Most of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct affect on our business. Our jack-up drilling rig and most of our tankers and OBOs are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. However, profit sharing is calculated annually and the effects of seasonality will be limited to the timing of our profit sharing revenues.

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

Results of Operations

Year ended December 31 2009 compared with the year ended December 31 2008

Net income for the year ended December 31 2009 was $192.6 million, an increase of 6% from the year ended December 31 2008.

(in thousands of $)	2009	2008

Total operating revenues	345,220	457,805
Gain on sale of assets	24,721	17,377
Total operating expenses	(160,677)	(137,780)
Net operating income	209,264	337,402
Interest income	240	3,478
Interest expense	(117,075)	(127,192)
Other financial items (net)	24,540	(54,876)
Equity in earnings of associated companies	75,629	22,799
Net income	192,598	181,611

The reduction in net operating income, caused mainly by a reduction in profit-sharing revenue, asset impairment charges and lower lease revenues, was more than offset by increased equity in earnings of associated companies and a net gain on other financial items.

We have three ultra-deepwater drilling units and one drybulk carrier owned by three wholly-owned subsidiaries which are accounted for under the equity method. The operating revenues of these subsidiaries are included under "equity in earnings of associated companies", where they are reported net of operating and non-operating expenses.

Operating revenues

(in thousands of $)	2009	2008

Direct financing and sales-type lease interest income	151,368	178,622
Finance lease service revenues	88,953	93,553
Profit sharing revenues	33,018	110,962
Time charter revenues	2,836	18,646
Bareboat charter revenues	68,854	55,794
Other operating income	191	228
Total operating revenues	345,220	457,805

Total operating revenues decreased 25% in the year ended December 31 2009 compared with 2008.

In general, direct financing and sales-type lease interest income reduces over the terms of our leases, as progressively a lesser proportion of the lease rental payment is allocated to interest income and a higher amount is treated as repayment of the lease. This effect and the disposal in 2009 of one jack-up drilling rig and two oil tankers have resulted in a reduction in our total lease interest income compared to 2008, although the decrease is slightly mitigated by the delivery in November 2009 of an oil tanker, which is accounted for as a sales-type lease.

The reduction in finance lease service revenue mainly reflects the position on two tankers chartered to the Frontline Charterers, for which the underlying time-charter rates are reduced by $6,500 per day while they are sub-chartered on a bareboat basis. Also, in 2008 a tanker was re-chartered to a third-party on bareboat terms and in 2009 a tanker was sold.

Profit sharing revenues decreased owing to the much lower average charter rates earned by Frontline from our vessels in 2009 compared to 2008.

During 2008 we had three 1,700 TEU container vessels employed on time charters accounted for as operating leases. In the first quarter of 2009, the charters for two of these vessels were converted to bareboat charters, resulting in a significant reduction in time charter revenues. There was also a reduction during 2009 in the daily charter rate on our remaining time-chartered container vessel.

Bareboat charter revenues arise from our vessels which are leased under operating leases on a bareboat basis. These revenues have increased principally due to the conversion to bareboat charters of two container vessels in 2009, and the addition of two chemical tankers under bareboat charters in 2008.

Cash flows arising from direct financing and sales-type leases

The following table analyzes our cash flows from the direct financing and sales-type leases with the Frontline Charterers, Seadrill Invest I Limited, or Seadrill Invest I, Seadrill Invest II, Deep Sea, TMT and NCS during 2009 and 2008, and shows how they are accounted for:

(in thousands of $)	2009	2008

Charterhire payments accounted for as:

Direct financing and sales-type lease interest income	151,368	178,622
Finance lease service revenues	88,953	93,553
Direct financing and sales-type lease repayments	209,368	210,348
Total direct financing and sales-type lease payments received	449,689	482,523

Tankers and OBOs chartered to the Frontline Charterers are leased on time charter terms, where we are responsible for the management and operation of such vessels. This has been effected by entering into fixed price agreements with Frontline Management whereby we pay them management fees of $6,500 per day for each vessel chartered to the Frontline Charterers. Accordingly, $6,500 per day is allocated from each time charter payment received from the Frontline Charterers to cover lease executory costs, and this is classified as "finance lease service revenue". If any of the vessels chartered to the Frontline Charterers is sub-chartered on a bareboat basis, then the charter payments for that vessel are reduced by $6,500 per day for the duration of the bareboat sub-charter.

Gain on sale of assets

Gains were recorded in the year ended December 31 2009 on the disposal of the VLCC Front Duchess and the newbuilding Suezmax tanker Glorycrown, the latter accounting for most of the gain when it was sold under a sales-type lease arrangement immediately upon its delivery from the shipyard. In 2008 two vessels were disposed of and one was sold under a sales-type lease arrangement.

Operating expenses

(in thousands of $)	2009	2008

Ship operating expenses	91,494	99,906
Depreciation	30,236	28,038
Vessel impairment charge	26,756	-
Administrative expenses	12,191	9,836
	160,677	137,780

Ship operating expenses consist mainly of payments to Frontline Management of $6,500 per day for each tanker and OBO chartered to the Frontline Charterers, in accordance with the vessel management agreements. However, no operating expenses are paid to Frontline Management in respect of any vessel which is sub-chartered on a bareboat basis. Ship operating expenses also include operating expenses for the container vessels operated on a time-charter basis and managed by unrelated third parties.

Ship operating expenses decreased by 8% from 2008 to 2009, primarily as a result of two of the tankers leased to the Frontline Charterers being sub-chartered on a bareboat basis, and amendments to the charters for two container vessels leased to Heung-A from a time-charter basis to a bareboat basis. Also, during 2008 a tanker was re-chartered from the Frontline Charterers to a third-party on bareboat terms and in 2009 a tanker was sold.

Depreciation expenses relate to the vessels on charters accounted for as operating leases. The increase from 2008 to 2009 is primarily due to the delivery in 2008 of two chemical tankers.

The marked downturn in charter rates for oil tankers which occurred in 2009 prompted a review of the carrying values of our assets, and in the second quarter of 2009 impairment charges totaling $26.8 million were taken against the values of six of our single-hull VLCCs. These vessels are subject to IMO regulations which restrict their ability to operate from 2010 onwards, and the Frontline Charterers have the option to terminate the charters on each of these vessels on its anniversary date in 2010.  Our only other single-hull VLCC, Front Sabang, has been sold on hire-purchase terms with delivery to the new owner in 2011.

The increase in administrative expenses from 2008 to 2009 is primarily due to the establishment of our Singapore office in September 2008, pre-agreed compensation payable to our former Chief Executive Officer who resigned in July 2009, and professional fees associated with the increase in issued share capital in 2009.

Interest income

Interest income decreased substantially in 2009, mainly as a result of a decline in short-term LIBOR interest rates from an average of 2.93% in 2008 to 0.69% in 2009. We also had significantly lower cash balances in 2009 compared with 2008.

Interest expense

(in thousands of $)	2009	2008	Change (%)

Interest on floating rate loans	43,196	81,042	(47%)
Interest on 8.5% Senior Notes	31,322	38,172	(18%)
Swap interest	21,120	823	n/a
Other interest	15,930	3,378	372%
Amortization of deferred charges	5,507	3,777	46%
	117,075	127,192	(8%)

At December 31 2009 the Company and its consolidated subsidiaries had total debt outstanding of $2.1 billion (2008: $2.6 billion) comprised of $301 million net outstanding principal amount of 8.5% senior notes (2008: $449 million), $1.7 billion under floating rate secured long term credit facilities (2008: $2.0 billion), $90 million of unsecured fixed rate long-term debt (2008: $115 million) and $27 million of unsecured floating rate short-term debt (2008: $nil). The average three-month US$ LIBOR rate was 0.69% in 2009 and 2.93% in 2008. The overall decrease in interest expense is due to the decrease in interest-bearing debt and interest rates from 2008 to 2009, largely offset by increased swap and other interest payable.

The increase in other interest payable is due to the borrowings of unsecured fixed rate long-term debt in November 2008 and unsecured floating rate short-term debt in March 2009.

At December 31 2009 the Company and its consolidated subsidiaries were party to interest rate swap contracts which effectively fix our interest rate on $1.1 billion of floating rate debt at a weighted average rate of 3.92% per annum (2008: $1.2 billion of floating rate debt fixed at a weighted average rate of 3.95% per annum).

Amortization of deferred charges increased by 46% in 2009 to $5.5 million, as a result of the early repayment of certain loans and new financing facilities established during 2008 and 2009.

As reported above, we have three subsidiaries accounted for under the equity method. Their non-operating expenses including interest expenses are not included above, but are reflected in "equity in earnings of associated companies" below.

Other financial items

Other financial items amounted to a net gain of $25 million in 2009, compared to a net cost of $55 million in 2008. The net cost in 2008 consisted predominantly of adverse mark-to-market valuation changes on financial instruments, including interest rate swap contracts, bond swaps and equity swaps. In 2009 there were favorable mark-to-market valuation changes on financial instruments totaling $13 million, and an extraordinary gain of $21 million on the purchase at a discount of  8.5% Senior Notes with a principal value of $148 million. Partly offsetting these gains in 2009 were an impairment charge of $7 million on the long-term investment in SeaChange Maritime LLC and $2 million of other costs, mainly bank and loan commitment fees. The impairment charge on the investment in SeaChange Maritime LLC reflects impairment charges taken by them, associated with a decline in the value of their container vessels.

Equity in earnings of associated companies

During 2008 the Company established two new wholly-owned subsidiaries which, like another wholly-owned subsidiary established in 2006, have been accounted for under the equity method, as discussed in Note 2 of the consolidated financial statements included herein. The equity in earnings of these three associated companies increased substantially from $23 million in 2008 to $76 million in 2009, due to 2009 being the first full year of operations for the two new entities.

Year ended December 31 2008 compared with the year ended December 31 2007

Net income for the year ended December 31 2008 was $181.6 million, an increase of 8% from the year ended December 31 2007.

(in thousands of $)	2008	2007

Total operating revenues	457,805	398,003
Gain on sale of assets	17,377	41,669
Total operating expenses	(137,780)	(134,791)
Net operating income	337,402	304,881
Interest income	3,478	6,781
Interest expense	(127,192)	(130,401)
Other financial items (net)	(54,876)	(14,477)
Equity in earnings of associated companies	22,799	923
Net income	181,611	167,707

The increases in net operating income, primarily due to an increase in profit-sharing revenue, and equity in earnings of associated companies, were partly offset by the increased cost of other financial items.

Operating revenues

(in thousands of $)	2008	2007

Direct financing and sales-type lease interest income	178,622	186,680
Finance lease service revenues	93,553	102,070
Profit sharing revenues	110,962	52,527
Time charter revenues	18,646	22,886
Bareboat charter revenues	55,794	32,005
Other operating income	228	1,835
Total operating revenues	457,805	398,003

Total operating revenues increased 15% in the year ended December 31 2008 compared with 2007.

Direct financing and sales-type lease interest income decreased from 2007 to 2008, as a result of sales of crude oil tankers in 2008 (one) and 2007 (seven) and the progressive reduction inherent in accounting for such leases. The decrease was mitigated by the acquisition in 2008 of two offshore supply vessels accounted for as direct financing leases.

The reduction in finance lease service revenue reflects the reduction in the number of tankers leased to the Frontline Charterers, resulting from the sale of eight oil tankers in 2007 and 2008 and also the re-chartering of two tankers (one in 2007 and one in 2008) to third party charterers under sales-type leases.

Profit sharing revenues increased owing to the much higher average charter rates earned by Frontline from our vessels in 2008 compared to 2007, partly offset by the lower number of vessels chartered to Frontline.

Certain of our vessels acquired as part of the original spin-off were on charter to third parties as at January 1 2004, when our charter arrangements with the first of the Frontline Charterers became economically effective.  Our arrangement with the Frontline Charterers was that while our vessels were completing performance of third party charters, we paid the Frontline Charterers all revenues we earned under third party charters in exchange for the Frontline Charterers paying us the agreed upon charterhire rates.  We accounted for the revenues received from these third party charters as time charter, bareboat or voyage revenues as applicable. The subsequent payment of these amounts to the Frontline Charterers was accounted for as deemed dividends paid, with the corresponding charter revenues received from them accounted for as deemed dividends received.

Time charter revenues have declined as each of these pre-existing charter arrangements and cross-over voyages were completed, after which income from the vessels has been accounted for as direct financing lease interest income. The last of these pre-existing charter and cross-over voyages with third parties was completed in April 2007, leaving only  three 1,700 TEU container vessels employed on time charters in 2008. For this reason, time charter revenue decreased from 2007 to 2008.

Bareboat charter revenues increased in 2008 with the addition to our fleet of five container vessels in 2007, five offshore supply vessels in 2007 (one of which was sold in 2008) and two chemical tankers in 2008.

Cash flows arising from direct financing and sales-type leases

The following table analyzes our cash flows from the direct financing and sales-type leases with the Frontline Charterers, Seadrill Invest I, Seadrill Invest II, Deep Sea and TMT during 2008 and 2007 and shows how they were accounted for:

(in thousands of $)	2008	2007

Charterhire payments accounted for as:

Direct financing and sales-type lease interest income	178,622	186,680
Finance lease service revenues	93,553	102,070
Direct financing and sales-type lease repayments	210,348	173,193
Deemed dividends received	-	4,642
Total direct financing and sales-type lease payments received	482,523	466,585

As described above, $6,500 per day is allocated from each time charter payment received from the Frontline Charterers to cover lease executory costs and this is classified as "finance lease service revenue".

Deemed dividends no longer arise, following the completion in 2007 of the third party charter arrangements and cross-over voyages mentioned above.

Gain on sale of assets

Gains were recorded in the year ended December 31 2008 on the disposal of the oil tanker Front Maple and the offshore supply vessel Sea Trout, and also the sale of Front Sabang on a sales-type lease arrangement. In 2007, seven oil tankers were disposed and one was sold under a sales-type lease arrangement.

Operating expenses

(in thousands of $)	2008	2007

Ship operating expenses	99,906	106,240
Voyage expenses	-	132
Depreciation	28,038	20,636
Administrative expenses	9,836	7,783
	137,780	134,791

Ship operating expenses decreased by 6% from $106 million for the year ended December 31 2007 to $100 million for the year ended December 31 2008, primarily due to the disposal of tankers.

Following the completion in April 2007 of pre-existing charter and cross-over voyages on certain vessels acquired from Frontline, voyage expenses are no longer incurred.

Depreciation increased due to the delivery in 2007 and 2008 of five containerships, five offshore supply vessels (one of which was sold in 2008) and two chemical tankers, all of which are chartered under arrangements accounted for as operating leases.

Administrative expenses increased from 2007 to 2008, primarily due to an increase in our management organization and corresponding staff costs, including an increase in the fair value cost of share options granted to directors and employees from $0.8 million in 2007 to $1.5 million in 2008.

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

At December 31 2008 the Company and its consolidated subsidiaries had total debt outstanding of $2.6 billion (2007: $2.3 billion) comprised of $449 million principal amount of 8.5% senior notes (2007: $449 million), $2.0 billion under floating rate secured long term credit facilities (2007: $1.8 billion) and $115 million of unsecured fixed rate debt (2007: $nil). The average three-month US$ LIBOR rate was 2.93% in 2008 and 5.30% in 2007. The overall decrease in interest expense was due to the decrease in interest rates from 2007 to 2008, largely offset by the increased level of borrowing. Other interest arose on the unsecured fixed rate debt drawn in November 2008.

At December 31 2008 the Company and its consolidated subsidiaries were party to interest rate swap contracts which effectively fix our interest rate on $1.2 billion of floating rate debt at a weighted average rate of 3.95% per annum (2007: $0.9 billion of floating rate debt fixed at a weighted average rate of 4.29% per annum).

Amortization of deferred charges increased by 12% in 2008, as a result of new financing facilities established during 2008.

Other financial items

Other financial items amounted to a net cost of $55 million in the year ended December 31 2008 (2007: net cost $14 million). These consist mainly of mark-to-market valuation changes on financial instruments, including interest rate swap contracts, bond swaps and equity swaps.

Equity in earnings of associated companies

The equity in earnings of the three wholly-owned subsidiaries accounted for under the equity method increased from $0.9 million in 2007 to $23 million in 2008, as two of these entities were newly established in 2008.

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

Our short-term liquidity requirements relate to servicing our debt and funding working capital requirements, including required payments under our management agreements and administrative services agreements.  Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments, available amounts under revolving credit facilities and receipts from our charters.  We believe that our cash flow from the charters will be sufficient to fund our anticipated debt service and working capital requirements for the short and medium term.

Our long term liquidity requirements include funding the equity portion of investments in new vessels, and repayment of long term debt balances including those relating to the following borrowings of the Company and its consolidated subsidiaries:

-	8.5% senior notes due 2013
-	$70 million secured term loan facility due 2010
-	$100 million secured term loan facility due 2010
-	$115 million term loan facility due 2011
-	$60 million secured term loan facility due 2011
-	$30 million secured term loan facility due 2012

-	$350 million secured term loan facility due 2012
-	$170 million secured term loan facility due 2013
-	$58 million secured term loan facility due 2013
-	$149 million secured loan facility due 2014
-	$43 million secured term loan facility due 2014
-	$77 million secured term loan facility due 2015
-	$30 million secured revolving credit facility due 2015
-	$725 million secured credit facility due 2015
-	$43 million secured term loan facility due 2015
-	$49 million secured term loan facility due 2018
-	$210 million secured term loan facility due 2019

Our long term liquidity requirements also include repayment of the following long term debt balances of our equity-accounted subsidiaries:

-	$700 million secured term loan facility due 2013
-	$1.4 billion secured term loan facility due 2013
-	$23 million secured term loan facility due 2016

At March 26 2010 we had remaining contractual commitments relating to newbuilding contracts totaling approximately $162 million.

We expect that we will require additional borrowings or issuances of equity in the long term to meet our capital requirements.

As of December 31 2009 we had cash and cash equivalents (including restricted cash) of $88 million (2008: $106 million). In the year ended December 31 2009 we generated cash of $125 million from operations and $424 million net from investing activities, and used $511 million net in financing activities.

During the year ended December 31 2009 we paid dividends of $1.50 per common share (2008: $1.69), or a total of $111 million (2008: $123 million).  Dividend payments in 2009 comprised $76 million of cash payments (2008: $123 million) and $35 million in the form of newly issued common shares (2008: $nil). On November 27 2009 a dividend of $0.30 per share was declared totaling $23 million, which was settled on January 27 2010 by the payment of $11 million in cash and the issuance of $12 million in newly issued common shares. On February 26 2010 a dividend of $0.30 per share was declared totaling $24 million, to be paid in cash on or about March 30 2010.

Borrowings

As of December 31 2009 we had total short-term and long-term debt outstanding of $2.1 billion (2008: $2.6 billion).  In addition, as of December 31 2009 our wholly-owned subsidiaries Front Shadow Inc., or Front Shadow, SFL West Polaris Limited, or SFL West Polaris, and SFL Deepwater Ltd., or SFL Deepwater, had long term debt of $17 million, $619 million and $1.3 billion respectively (2008: $19 million, $688 million and $1.1 billion respectively). These three subsidiaries are accounted for using the equity method, and their outstanding long term debt does not appear in our consolidated balance sheet.

The total long term debt at December 31 2009 includes $301 million outstanding from the issue in 2003 of $580 million of 8.5% senior notes due 2013, and $90 million outstanding under a fixed rate unsecured loan from a related party.

In June 2005 we entered into a combined $350 million senior and junior secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of five VLCCs. At December 31 2009 the outstanding amount on this facility was $248 million. The facility bears interest at LIBOR plus a margin, is repayable over a term of seven years and is secured by the vessel-owning subsidiaries' assets. The facility contains covenants that require us to maintain a minimum aggregate value of the vessels as collateral and also certain minimum levels of free cash, working capital and adjusted book equity ratios.

In April 2006 five vessel owning subsidiaries entered into a $210 million secured term loan facility with a syndicate of banks.  The facility is non recourse to Ship Finance International Limited, as the holding company does not guarantee this debt. The proceeds of the facility were used to partly fund the acquisition of five newbuilding container vessels.  At December 31 2009 the outstanding amount under this facility was $191 million. The facility bears interest at LIBOR plus a margin, is repayable over a term of 12 years and is secured by the vessel owning subsidiaries' assets.  The facility also contains a minimum value covenant, which is only applicable if there is a default under any of the charters.

In February 2007 our subsidiary Rig Finance II entered into a $170 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of the newbuilding jack-up drilling rig West Prospero. At December 31 2009 the outstanding amount under this facility was $111 million. The facility bears interest at LIBOR plus a margin, is repayable over six years and is secured by the rig-owning subsidiary's assets. The facility contains a minimum value covenant and covenants requiring us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $20 million of the debt.

In August 2007 five vessel owning subsidiaries entered into a $149 million secured term loan facility with a syndicate of banks, in order to partly fund the acquisition of five offshore supply vessels. One of the vessels was sold in January 2008 and the loan facility now relates to the remaining four vessel owning subsidiaries. At December 31 2009 the outstanding amount under this facility was $108 million. The facility bears interest at LIBOR plus a margin and is repayable over seven years. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility requires the four vessel-owning subsidiaries to maintain certain minimum levels of working capital and is secured by the subsidiaries' assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $35 million of the debt.

In January 2008 two vessel owning subsidiaries entered into a $77 million secured term loan facility with a syndicate of banks, in order to partly fund the acquisition of two offshore supply vessels. At December 31 2009 the outstanding amount under this facility was $65 million. The facility bears interest of LIBOR plus a margin and is repayable over a term of seven years. The facility requires the two vessel owning subsidiaries to maintain certain minimum levels of working capital and is secured by the subsidiaries' assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $24 million of the debt. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2008 our subsidiary SFL Europa entered into a $30 million secured revolving credit facility in order to partially finance the container vessel SFL Europa. At December 31 2009 the outstanding amount under this facility was $15 million. The facility bears interest of LIBOR plus a margin and is secured by the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility is available on a revolving basis and has a term of seven years. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2008 two subsidiaries entered into a $49 million secured term loan facility in order to partly fund the acquisition of two newbuilding chemical tankers. At December 31 2009 the outstanding amount under this facility was $47 million. The facility bears interest of LIBOR plus a margin and is repayable over a term of ten years. The facility contains a minimum value covenant and is secured by the subsidiaries' assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees 30% of the outstanding debt. The facility contains covenants that require us to maintain certain minimum levels of free cash and adjusted book equity ratios.

In June 2008 three vessel owning subsidiaries entered into a $70 million secured revolving credit facility, secured by the subsidiaries' assets and a guarantee from Ship Finance International Limited. One of the vessels was sold in September 2009 and the charterer of a second vessel exercised an option to acquire the vessel in November 2009.  The facility now relates to the remaining vessel-owning subsidiary. At December 31 2009 the amount outstanding under this facility was $15 million. The facility bears interest of LIBOR plus a margin and is repayable over a term of two years. The facility contains a minimum value covenant and contains covenants that require us to maintain certain minimum levels of free cash and adjusted book equity ratios.

In September 2008 two vessel owning subsidiaries entered into a $58 million secured revolving credit facility with a syndicate of banks, secured by the subsidiaries' assets and a guarantee from Ship Finance International Limited.  At December 31 2009 the amount outstanding under this facility was $26 million. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years.  The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In November 2008 we entered into a $100 million secured revolving credit facility, secured against the assets of five vessel owning subsidiaries. At December 31 2009 the amount outstanding under this facility was $42 million.  The facility bears interest at LIBOR plus a margin and is repayable over a term of two years.  The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In November 2008 we entered into a $115 million unsecured loan agreement with a related party. At December 31 2009 the amount outstanding under this facility was $90 million. The loan  bears interest at a fixed rate and matures in January 2011.

In March 2009 we amended the Charter Ancillary Agreement with Frontline Shipping III, whereby the charter service reserve relating to the vessels on charter to Frontline Shipping III may be in the form of a loan to the Company. At December 31 2009 the amount outstanding under this agreement was $27 million. The loan bears interest at LIBOR plus a margin and is due for repayment in 2010.

In June 2009 a subsidiary entered into a $60 million credit facility, secured against a portion of our 8.5% Senior Notes which are being held as treasury notes and a guarantee from the Company. At December 31 2009 the amount outstanding under this facility was $57 million. The facility bears interest at LIBOR plus a margin and is repayable over a term of two years. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In June 2009 a subsidiary entered into a $30 million credit facility, secured against a portion of our 8.5% Senior Notes which are being held as treasury notes and a guarantee from the Company. At December 31 2009 the amount outstanding under this facility was $29 million. The facility bears interest at LIBOR plus a margin and is repayable over a term of 364 days, with an option for the subsidiary to extend the maturity of the facility by two years. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In September 2006 our equity-accounted subsidiary Front Shadow entered into a $23 million secured term loan facility, the proceeds of which were used to partly fund the acquisition of a 1997 built Panamax drybulk carrier.  At December 31 2009 the outstanding amount under this facility was $17 million.  The facility bears interest at LIBOR plus a margin, is repayable over a term of ten years and is secured by the vessel-owning subsidiary's assets.  The facility contains a minimum value covenant and a covenant requiring the subsidiary to maintain certain minimum levels of free cash. The requirement for certain minimum levels of free cash is only applicable after four years. The lender has limited recourse to Ship Finance International Limited as the holding company guarantees $2.1 million of this debt.

In July 2008 our equity-accounted subsidiary SFL West Polaris entered into a $700 million secured term loan facility with a syndicate of banks, in order to partly fund the acquisition of the newbuilding ultra deepwater drillship West Polaris. At December 31 2009 the amount outstanding under this facility was $619 million. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years. The facility contains a minimum value covenant and is secured by the subsidiary's assets.  The lenders have limited recourse to Ship Finance International Limited as the holding company currently only guarantees $90 million of the debt. The facility contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In September 2008 our equity-accounted subsidiary SFL Deepwater entered into a $1.4 billion secured term loan facility with a syndicate of banks, in order to partly fund the acquisition of two newbuilding ultra deepwater drilling rigs, West Hercules and West Taurus. At December 31 2009 the amount outstanding under this facility was $1.3 billion. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years. The facility is secured by the subsidiary's assets and a guarantee from Ship Finance International Limited.  The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $200 million of the debt. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2010 we entered into a $725 million secured credit facility with a syndicate of banks, to partially finance 26 vessels chartered to Frontline Shipping. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years. It replaces a secured term loan facility, which had been established in 2005 and which had an outstanding balance of $767 million at December 31 2009. The new facility contains covenants that require us to maintain aggregate value of the vessels secured as collateral and also certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2010 a subsidiary entered into a $43 million secured term loan facility in order to partially finance the Suezmax tanker Glorycrown. The facility bears interest of LIBOR plus a margin and is secured by the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility has a term of five years, and contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2010 a subsidiary entered into a $43 million secured term loan facility in order to partially finance the Suezmax tanker Everbright. The facility bears interest of LIBOR plus a margin and is secured by the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility has a term of five years, and contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

We are in compliance with all loan covenants as at December 31 2009.  At December 31 2009 three month U.S. dollar LIBOR was 0.25%.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates. At December 31 2009 the Company and its consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $1.1 billion, whereby variable LIBOR interest rates excluding additional margins is swapped for fixed interest rates between 1.88% per annum and 5.65% per annum. In addition, our equity-accounted subsidiaries had entered into interest swaps with a combined notional principal amount of $1.3 billion, whereby variable LIBOR interest rates excluding additional margins is swapped for fixed interest rates between 1.91% per annum and 3.92% per annum. The overall effect of these swaps is to fix the interest rate on $2.4 billion of floating rate debt at a weighted average interest rate of 4.54% per annum including margin.

Several of our charter contracts contain interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding loan, effectively transferring the interest rate exposure to the counterparty under the charter contract. At December 31 2009, a total of $2.0 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity accounted subsidiaries. However, $1.3 billion of this was subject to interest rate swaps entered into for the benefit of the charterer, and the balance of $733 million remained on a floating basis.

At December 31 2009 our net exposure, including that within our equity-accounted subsidiaries, to interest rate fluctuations on our outstanding debt was $548 million, compared with $746 million at December 31 2008. Our net exposure to interest fluctuations is based on our total of $3.6 billion floating rate debt outstanding at December 31 2009, less the $2.4 billion notional principal of our interest rate swaps and the $733 million outstanding floating rate debt subject to interest adjustment clauses under charter contracts.

Apart from the above interest rate swap contracts, at December 31 2009 and the date of this report we were not party to any other derivative contracts, having settled in 2009 the total return swap, or TRS, contracts indexed to our 8.5% Senior Notes and our own shares, which we had been holding at December 31 2008. We may in the future from time to time enter into short-term TRS arrangements relating to our own shares and Senior Notes or securities in other companies.

Equity

In December 2008 we filed a prospectus supplement to enable us to sell and issue up to 7,000,000 common shares from time to time. Sales of the common shares under this prospectus supplement were made by means of ordinary brokers' transactions on the NYSE or otherwise at market prices prevailing at the time of the sale, at prices related to the prevailing market prices, or at negotiated prices. In the year ended December 31 2009 the Company issued and sold 1,372,100 shares under this arrangement, with total proceeds of $16.5 million net of costs, giving a premium on issue of $15.1 million.

In April 2008 we filed a dividend reinvestment and direct stock purchase plan, to facilitate the purchase of shares by individual shareholders who wish to invest in our common shares on a regular basis. Mellon Bank N.A. is the plan administrator, and the shares may be purchased in the open market or, at our option, directly from us. As of December 31 2009, no additional shares had been issued under this plan.

During the year ended December 31 2009 we declared four dividends and in each case shareholders were given the option to elect to receive their dividend in cash or in the form of newly issued common shares at a 5% discount to the volume-weighted-average-price of the shares for the three trading days prior to the ex-dividend date. Details of the dividends declared during the year and the associated issue of new shares are as follows:

Date of dividend declaration	February 26 2009	May 14 2009	August 20 2009	November 27 2009
Dividend per share	$0.30	$0.30	$0.30	$0.30
Ex-dividend date	March 5 2009	May 22 2009	August 27 2009	December 4 2009
Date of dividend payment	April 17 2009	July 6 2009	October 16 2009	January 27 2010
Price at which new shares issued	$5.68	$11.31	$12.86	$13.16
Last date for election to receive dividend in the form of shares	April 13 2009	June 26 2009	October 7 2009	January 19 2010
Approximate proportion of shareholders electing to receive shares	55%	47%	51%	52%
Number of new shares issued	2,112,422	1,038,777	916,921	930,483 (see Note)
Total share premium on issue	$9.9 million	$10.7 million	$10.9 million	$11.3 million

Note: The issue of new shares on January 27 2010 has been reflected in the consolidated balance sheet as at December 31 2009, since at the date of this report the outcome of the shareholders' elections was fully known.

The above dividends have all been paid at the date of this report. On average, approximately 51% of shareholders elected to receive shares, resulting in the issue of 4,998,603 new shares at a total premium of $42.8 million. Our principal shareholders, Hemen and Farahead, elected to receive their full entitlement to these dividends in the form of shares, resulting in 3,951,116 new shares being issued to them.

In June 2009 10,560 new common shares, at a premium of approximately $0.05million, were issued to an employee in lieu of the dividend portion of his share-based bonus payment.  The total value of the payment was $0.06 million, which was equal to the accrued dividend bonus as at December 31 2008.

The total premium on the 6,381,263 common shares issued in the year ended December 31 2009 amounted to $57.9 million.

Following the above issues of new shares, we had 79,125,000 common shares issued and outstanding as at December 31 2009, including 930,483 shares issued on or about January 27 2010 to shareholders who elected to receive in the form of shares the dividend which they became entitled to on December 4 2009.

The Company has accounted for the acquisition of vessels from Frontline at Frontline's historical carrying value.  The difference between the historical carrying value and the net investment in the lease (i.e. the fair value of the vessel at the inception of the lease) has been recorded as a deferred deemed equity contribution. This deferred deemed equity contribution is presented as a reduction in the net investment in finance leases in the balance sheet and results from the related party nature of both the transfer of the vessel and the subsequent finance lease.  The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the new lease arrangement, as lease payments are applied to the principal balance of the lease receivable. In the year ended December 31 2009 we accounted for $7.4 million as amortization of such deemed equity contributions (2008: $11.8 million). The unamortized balance of deferred deemed equity contributions at December 31 2009 is $206.5 million (2008: $213.9 million).

In November 2006 the board of directors approved a share option scheme, permitting the directors to grant options in the Company's shares to employees and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, with a corresponding amount credited to additional paid in capital (see Note 20 to the consolidated financial statements). The additional paid in capital arising from share options was $1.4 million in the year ended December 31 2009.

At our Annual General Meeting held in September 2009, our shareholders approved the transfer of $2.2 million from additional paid in capital to contributed surplus with immediate effect.

Following the above transactions, as of December 31 2009 our issued and fully paid share capital balance was $79.1 million, our additional paid in capital was $59.3 million and our contributed surplus balance was $506.6 million.

On February 26 2010 our board of directors declared a dividend of $0.30 per share totaling $23.7 million, to be paid in cash on or about March 30 2010.

Contractual Commitments

At December 31 2009 we had the following contractual obligations and commitments:

	Payment due by period
	Less than 1 year	1–3 years	3–5 years	After 5 years	Total
	(in millions of $)
8.5% Senior Notes due 2013	-	-	301	-	301
Fixed rate long-term debt	-	90	-	-	90
Floating rate short-term debt	27	-	-	-	27
Floating rate long-term debt	266	978	281	193	1,718
Floating rate long-term debt in unconsolidated subsidiaries	231	430	1,223	6	1,890
Total debt repayments	524	1,498	1,805	199	4,026
Total interest payments (1)	172	276	113	31	592
Total vessel purchases (2)	99	124	-	-	223
Total contractual cash obligations	795	1,898	1,918	230	4,841

(1)
Interest payments are based on the existing borrowings of both fully consolidated and equity-accounted subsidiaries. Other than the $725 million credit facility entered into in March 2010, it is assumed that no further refinancing of existing loans takes place and that there is no repayment on revolving credit facilities. Interest rate swaps have not been included in the calculation. The interest has been calculated using the five year US$ swap as of March 26 2010 of 2.70% plus agreed margins. Interest on fixed rate loans is calculated using the contracted interest rates.

(2)
Vessel purchase commitments relate to the newbuilding Suezmax oil tanker which was delivered in March 2010 ($47 million), one newbuilding container vessel scheduled for delivery in 2010 ($27 million) and seven newbuilding Handysize drybulk carriers scheduled for delivery in 2011 and 2012 ($149 million).

Trend information

Our charters with the Frontline Charterers provide that daily rates decline over the terms of the charters, as discussed in Item 4.B "Our Fleet".

Following declines in newbuilding prices in 2009, prices for new vessels seem to have stabilized both in China and Korea mainly driven by strong demand for dry bulk vessels. Considering the overall healthy demand, long forward coverage by most major shipyards, and increasing steel prices, some analysts expect that there is limited likelihood of further significant price decreases. Prices for second-hand bulkers have increased fairly substantially since the middle of 2009 and this trend has continued during 2010, mainly driven by very strong buying demand from China. Prices for second-hand dry bulk vessels are expected to continue to show high volatility, in part reflecting the very volatile charter markets, and could soften later in 2010 and 2011 following recent fairly significant price increases. Prices for second-hand tankers seem to have stabilized, though with very limited supply in the market, and are still at a historically healthy level. Second-hand prices for tankers are expected to be less volatile, with limited risk for further price erosions. Prices for second-hand container vessels have increased during 2010, albeit from a very low level, and in the light of improved market prospects some market participants believe that the bottom has been reached.

The spot market for tankers weakened in 2009, especially during the third quarter. Going forward, the tanker industry will be exposed to a continued high level of newbuilding deliveries in the next 12 months and continuing below average oil consumption, although International Energy Agency predicts that demand for oil in 2010 will be 1.8% higher than in 2009. Factors that could improve the fundamentals for the tanker markets are delays in delivery schedules from the yards, cancellations of newbuilding orders and the scrapping of single hull vessels due to their phase out. Our tanker vessels on charter to the Frontline Charterers are subject to long term charters that provide for both a fixed base charterhire and a profit sharing payment that applies once the applicable Frontline Charterer earns daily rates from our vessels that exceed certain levels. If rates for spot market chartered vessels increase, our profit sharing revenues will likewise increase for those vessels operated by the Frontline Charterers in the spot market. Our single-hull tankers on charter to the Frontline Charterers will not earn profit sharing after their anniversary date in 2010. For the year ended December 31 2009, the profit share earned by the single-hull tankers amounted to approximately $2.5 million

So far in 2010 charter rates for container vessels and drybulk carriers have remained at the relatively low levels experienced throughout 2009, although there is some indication that rates for drybulk carriers may increase over the coming months as the world economy slowly emerges from recession and China resumes its high rate of economic growth.

The offshore drilling and supply markets continue to be strong, underpinned by exploration and development activities linked to higher oil prices and the need to replace reserves. Our jack-up drilling rig on charter to Seadrill includes profit sharing payments above certain base levels from 2009 onwards. However, the market for jack-up rigs was relatively soft in 2009, and it is unlikely that we will receive any profit sharing from our jack-up drilling rig in 2010.

Interest rates have remained at historically low levels since December 31 2009, although they are expected to slowly increase later in 2010 if the tentative economic recovery becomes established. We have effectively hedged part of our interest exposure on our floating rate debt through swap agreements with banks. Several of our charter contracts also include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding loan relating to the asset, effectively transferring the interest rate exposure to our counterparty under the charter contract.

Off balance sheet arrangements

At December 31 2009 we are not party to any arrangements which may be considered to be off balance sheet arrangements.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors and the Chief Executive Officer of our wholly owned subsidiary Ship Finance Management AS, who are responsible for overseeing our management.

Name	Age	Position

Hans Petter Aas	64	Director and Chairman of the Board
Kate Blankenship	45	Director of the Company and Chairperson of the Audit Committee
Cecilie A. Fredriksen	26	Director of the Company
Paul Leand	43	Director of the Company
Craig H. Stevenson Jr.	56	Director of the Company and member of the Audit Committee
Ole B. Hjertaker	43	Chief Executive Officer and Interim Chief Financial Officer of Ship Finance Management AS

Under our constituent documents, we are required to have at least one independent director on our board of directors whose consent will be required to file for bankruptcy, liquidate or dissolve, merge or sell all or substantially all of our assets.

Certain biographical information about each of our directors and executive officers is set forth below.

Hans Petter Aas has served as a director of the Company since August 2008 and as Chairman of the Board since January 2009.  Mr. Aas has a long career as banker in the international shipping and offshore market, and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR in August 2008. He joined DnB NOR (then Bergen Bank) in 1989, and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance. Mr. Aas is also a director of Golar LNG Limited and Knightsbridge Tankers Ltd.

Kate Blankenship has served as a director of the Company since October 2003. Ms. Blankenship served as the Company's Chief Accounting Officer and Company Secretary from October 2003 to October 2005. Ms. Blankenship has been a director of Frontline since August 2003, a director of Golar LNG Limited since July 2003, a director of Golden Ocean since October 2004, a director of Seadrill since May 2005 and a director of Independent Tankers Corporation Limited since February 2008. She is a member of the Institute of Chartered Accountants in England and Wales.

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

Paul Leand has served as a director of the Company since 2003.  Mr. Leand is the Chief Executive Officer and Director of AMA Capital Partners LLC, or AMA, an investment bank specializing in the maritime industry. From 1989 to 1998 Mr. Leand served at the First National Bank of Maryland where he managed the Bank's Railroad Division and its International Maritime Division. He has worked extensively in the U.S. capital markets in connection with AMA's restructuring and mergers and acquisitions practices. Mr. Leand serves as a member of American Marine Credit LLC's Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund I, a private equity fund formed and managed by AMA.

Craig H. Stevenson Jr. has served as a director of the Company since September 2007, and was Chairman of the Board until January 2009. He has a long career as senior executive in several companies, including Chairman of the Board and Chief Executive Officer of OMI Corporation (OMI - a NYSE listed shipping company) from 1998 to 2007, when he left following the acquisition of OMI by Teekay Shipping Corporation and A/S Dampskibsselskabet Torm. He is also currently the CEO of Diamond S Management.

Ole B. Hjertaker has served Ship Finance Management AS as Chief Executive Officer and Interim Chief Financial Officer since July 2009, prior to which he served as Chief Financial Officer from September 2006. Prior to joining Ship Finance, Mr. Hjertaker was a director in the Corporate Finance division of DnB NOR Markets, a leading shipping and offshore bank. Mr. Hjertaker has extensive corporate and investment banking experience, mainly within the Maritime/Transportation industries.

B. COMPENSATION

During the year ended December 31 2009 we paid to our directors and executive officers aggregate cash compensation of $3.6 million including an aggregate amount of $0.04 million for pension and retirement benefits.  We reimburse directors for reasonable out of pocket expenses incurred by them in connection with their service to us.

In addition to cash compensation, during 2009 we also recognized an expense of $1.4 million relating to stock options issued to certain of our directors and employees. In July 2009 355,000 of the 555,000 previously awarded options were cancelled, and 505,000 new options were awarded. In October 2009 a further 65,000 options were awarded, bringing the total outstanding options at December 31 2009 to 770,000.  Subsequently, in March 2010 a further 72,000 options have been awarded. The options vest over a three year period, with the first of them vesting in September 2008, and expire between September 2012 and March 2015.  The exercise price of the options is currently between $9.74 and $27.34 per share, and shall be reduced from time to time by the amount of any future dividend declared with respect to the common shares. The options awarded to a director have an exercise price that increases by 6% each year.

C. BOARD PRACTICES

In accordance with our Bye-laws, the number of directors shall be such number not less than two as we may by Ordinary Resolution determine from time to time, and each director shall hold office until the next annual general meeting following his election or until his successor is elected. We currently have five directors.

We currently have an Audit Committee, which is responsible for overseeing the quality and integrity of our financial statements and our accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance, and our internal audit function. Kate Blankenship is the Chairperson of the Audit Committee and the Audit Committee Financial Expert. Craig H. Stevenson Jr. is also a member of the Audit Committee.

As a foreign private issuer, we are exempt from certain requirements of the NYSE that are applicable to U.S. listed companies.  For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NYSE, please see Item 16G or visit the corporate governance section of our website at www.shipfinance.bm.

Our officers are elected by our board of directors as soon as possible following each Annual General Meeting and shall hold office for such period and on such terms as the board of directors may determine.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

D. EMPLOYEES

We currently employ eight persons on a full-time basis. We have contracted with Frontline Management and other third parties for certain managerial responsibilities for our fleet, and with Frontline Management for some administrative services, including corporate services.

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in our common shares as of March 26 2010 are as follows:
Director or Officer	Common Shares of $1.00 each	Percentage of Common Shares Outstanding
Hans Petter Aas	-	*
Paul Leand	50,334	*
Kate Blankenship	5,211	*
Craig H. Stevenson Jr.	252,293(1)	*
Cecilie A. Fredriksen	-	*
Ole B. Hjertaker	4,211	*

*    Less than one percent.

(1) Including 133,333 options to acquire common shares that have vested.

Share Option Scheme

In November 2006 our board of directors approved the Ship Finance International Limited Share Option Scheme. The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the Company per share in the period from the date of grant until the date the options are exercised.

Details of options to acquire common shares in the Company by Directors and officers as of March 26 2010 were as follows:

Director or Officer	Number of options	Exercise price	Expiration Date
Hans Petter Aas	25,000	$12.40	October 2014
Paul Leand	10,000	$12.40	October 2014
Craig H. Stevenson Jr.	200,000 (a) 10,000	$27.34 (b) $12.40	December 2012 October 2014
Kate Blankenship	10,000	$12.40	October 2014
Cecilie A. Fredriksen	10,000	$12.40	October 2014
Ole B. Hjertaker	300,000 20,000	$9.74 $18.38	July 2014 March 2015

(a)    133,333 of the options have vested.
(b)    The initial exercise price is adjusted upwards by 6% on each anniversary dated of the grant.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

Ship Finance International Limited is indirectly controlled by another corporation (see below). The following table presents certain information as at March 26 2010 regarding the ownership of our Common Shares with respect to each shareholder whom we know to beneficially own more than five percent of our outstanding Common Shares.

Owner	Amount of Common Shares	Percent of Common Shares
Hemen Holding Ltd. (1)	4,669,605	5.90%
Farahead Investment Inc. (1)	29,409,688	37.17%

(1)
Hemen Holding Ltd. is a Cyprus holding company and Farahead Investment Inc. is a Liberian company, both indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the above shares of our common stock, except to the extent of his voting and dispositive interests in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the above shares of common stock.

The Company's major shareholders have the same voting rights as other shareholders of the Company.

As at March 26 2010 the Company had 463 holders of record in the United States. We had a total of 79,125,000 of Common Shares outstanding as of March 26 2010.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control.

B.   RELATED PARTY TRANSACTIONS

The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the NYSE in June 2004. A significant proportion of our assets were acquired from Frontline in 2004. The majority of our business continues to be transacted through contractual relationships between us and the following parties, which are either indirectly controlled by our principal shareholder Hemen, or which have directors who are also directors of this Company:

-	Frontline

-	Seadrill

-	Deep Sea

-	Golden Ocean

We refer you to Item 10.C "Material Contracts" for discussion of the material contractual arrangements that we have with affiliates of Hemen.

As of March 26 2010 we charter 37 of our vessels to the Frontline Charterers under long-term capital leases, most of which were given economic effect from January 1 2004.  At December 31 2009 the balance of net investments in capital leases to the Frontline Charterers was $1,466 million (2008: $1,617 million) of which $108 million (2008: $116 million) represents short-term maturities. These balances include $57 million for Front Vista, which was sold in February 2010.

As of March 26 2010 we charter our four drilling units to the Seadrill Charterers under long-term capital leases, including three units which are owned by equity-accounted subsidiaries. At December 31 2009 the balance of net investments in capital leases to the Seadrill Charterers was $2,456 million (2008: $2,822 million), of which $238 million (2008: $234 million) represents short-term maturities.

As of March 26 2010 we charter our six offshore supply vessels to subsidiaries of Deep Sea under long-term leases, two of which are accounted for as capital leases with the remaining four being operating leases. At December 31 2009 the balance of net investments in capital leases to subsidiaries of Deep Sea was $109 million (2008: $118 million), of which $8 million (2008: $9 million) represents short-term maturities. At December 31 2009 the net book value of operating assets leased to subsidiaries of Deep Sea was $147 million (2008: $157 million).

As of March 26 2010 we charter our Panamax drybulk carrier Golden Shadow to a subsidiary of Golden Ocean under a long-term capital lease. This vessel is owned by an equity-accounted subsidiary. At December 31 2009 the balance of the net investment in the capital lease to the subsidiary of Golden Ocean was $23 million (2008: $25 million), of which $2 million (2008: $2 million) represents short-term maturities.

We pay Frontline Management a management fee of $6,500 per day per vessel for all vessels chartered to the Frontline Charterers, apart from certain vessels where the fee is suspended while they are sub-chartered on a bareboat basis, resulting in expenses of $89 million for the year ended December 31 2009 (2008: $94 million). The management fees are classified as ship operating expenses.

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

The Frontline Charterers pay us profit sharing of 20% of earnings above certain specified base charter rates. During the year ended December 31 2009 we earned and recognized revenue of $33 million (2008: $111 million) under this arrangement.

We pay commission of 1% to Frontline Management in respect of all payments received in respect of the five year sales-type leases on the newly delivered Suezmax vessels Glorycrown and Everbright. In 2009 we paid $0.4 million to Frontline Management pursuant to this arrangement.

In January 2009 we entered into an $18 million unsecured loan agreement with a related party, bearing interest at LIBOR plus a margin. The loan was fully repaid in 2009.

In February 2009 we terminated the agreement made in 2007, whereby we were to acquire two newbuilding Capesize drybulk carriers from Golden Ocean upon their delivery from the shipyard.

In March 2009 we made a repayment of $25 million on the unsecured $115 million loan agreed with a related party in 2008. The remaining balance is repayable in 2011.

In March 2009 we amended the Charter Ancillary Agreement with Frontline Shipping III, whereby the charter service reserve totaling $26.5 million relating to five vessels on charter to Frontline Shipping III may be in the form of a loan of $5.3 million to each of the vessel-owning subsidiaries, guaranteed by the Company. The loan bears interest at LIBOR plus a margin and was originally due for repayment within 364 days of the loan being provided, or earlier in accordance with the agreement. In January 2010, we amended the agreement so that each loan expires on the relevant vessel's anniversary date in 2010.

In July 2009 the jack-up drilling rig West Ceres was delivered to Seadrill Invest I, its charterer since it was acquired from them in 2006, pursuant to the exercise of a purchase option at the agreed option price of $135.2 million.

In July 2009 we sold the single-hull VLCC Front Duchess to an unrelated third party for a gross sales price of $19 million. We paid a termination fee of $2 million to Frontline for the early termination of the related charter.

In January 2010 the Company agreed to grant purchase options for the VLCC Edinburgh to an unrelated third party, exercisable in March 2012 and March 2014 at a fixed price of approximately $20.5 million, which is significantly above the vessel's projected carrying value. Concurrently Frontline has agreed to increase the charterhire by $1,000 per day until March 2012 and Frontline will be entitled to earn a commission if one of the purchase options is exercised.

In February 2010 we sold the VLCC Front Vista to Frontline for a gross sales price of $59 million, including compensation of $0.4 million payable by Frontline for the cancellation of the related charter. A short-term seller's credit of $41.5 million was extended to Frontline, which bears interest at LIBOR plus a margin.

In February 2010 the Company announced that it has agreed certain amendments to the charter agreements with Frontline Shipping and Frontline Shipping II, whereby restricted cash deposits held by them as security against their charter commitments will be reduced from an aggregate buffer of $174 million to a fixed minimum level of $62 million, in exchange for a guarantee from Frontline for the payment of charter hire. The restricted cash deposits will be reduced by $2 million per vessel if and when charters expire or are cancelled, but Frontline Shipping and Frontline Shipping II will otherwise be prohibited from making withdrawals from these deposits.

In March 2010 we agreed the sale of the single-hull VLCC Golden River to an unrelated third party for a gross sales price of approximately $13 million. The vessel is expected to be delivered to its new owner in April 2010 and a termination fee of approximately $3 million will be paid to Frontline for the early termination of the related charter.

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

We have paid the following cash dividends since our public listing in June 2004:

Payment Date	Amount per Share

2004
July 9 2004	$0.25
September 13 2004	$0.35
December 7 2004	$0.45

2005
March 18 2005	$0.50
June 24 2005	$0.50
September 20 2005	$0.50
December 13 2005	$0.50

2006
March 20 2006	$0.50
June 26 2006	$0.50
September 18 2006	$0.52
December 21 2006	$0.53

2007
March 22 2007	$0.54
June 21 2007	$0.55
September 13 2007	$0.55
December 10 2007	$0.55

2008
March 10 2008	$0.55
June 30 2008	$0.56
September 15 2008	$0.58

2009
January 7 2009	$0.60
April 17 2009	$0.30*
July 6 2009	$0.30*
October 16 2009	$0.30*

*   The dividends paid on April 17 2009, July 6 2009 and October 16 2009 each gave shareholders the choice of receiving payment in cash or newly issued common shares. The number of new shares issued pursuant to these dividend payments is given under the heading "Equity" in Item 5: "Operating and Financial Review and Prospects."

On November 27 2009 our board of directors declared a dividend of $0.30 per share which was paid on January 27 2010. The dividend was payable in cash or, at the election of the shareholder, in newly issued common shares. The number of new shares issued pursuant to this dividend payment is also given in Item 5: "Operating and Financial Review and Prospects."

On February 26 2010 our board of directors declared a dividend of $0.30 per share which will be paid in cash on or about March 30 2010.

B. SIGNIFICANT CHANGES

None

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9.A.4.and Item 9.C.

The Company's common shares were listed on the NYSE on June 15 2004 and commenced trading on that date under the symbol "SFL".

The following table sets forth the fiscal years high and low closing prices for the common shares on the NYSE since the date of listing.

	High	Low
Fiscal year ended December 31
2009	$14.32	$4.05
2008	$32.43	$9.01
2007	$31.54	$22.24
2006	$23.80	$16.33
2005	$24.00	$16.70

The following table sets forth, for each full financial quarter for the two most recent fiscal years and the first quarter of 2010, the high and low closing prices of the common shares on the NYSE since the date of listing.

	High	Low
Fiscal year ended December 31 2010
First quarter	$19.36	$13.81

	High	Low
Fiscal year ended December 31 2009
First quarter	$13.47	$4.05
Second quarter	$13.03	$6.75
Third quarter	$13.55	$9.60
Fourth quarter	$14.32	$11.00

	High	Low
Fiscal year ended December 31 2008
First quarter	$28.01	$23.64
Second quarter	$32.43	$26.58
Third quarter	$29.74	$19.55
Fourth quarter	$20.53	$9.01

The following table sets forth, for the most recent six months, the high and low prices for the common shares on the NYSE.

	High	Low
March 2010	$19.36	$16.54
February 2010	$15.90	$13.81
January 2010	$15.79	$14.07
December 2009	$14.32	$13.43
November 2009	$13.36	$11.00
October 2009	$13.09	$11.37

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not Applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum of Association of the Company has previously been filed as Exhibit 3.1 to the Company's Registration Statement on Form F-4 (Registration No. 333-115705) filed with the Securities and Exchange Commission on May 25 2004, and is hereby incorporated by reference into this Annual Report.

At our 2007 Annual General Meeting the shareholders voted to amend our Bye-laws to ensure conformity with recent revisions to the Bermuda Companies Act 1981, as amended. These amended Bye-laws of the Company as adopted by shareholders on September 28 2007 have been filed as Exhibit 1 to the Company's report on Form 6-K filed on October 22 2007, and are hereby incorporated by reference into this annual report.

The purposes and powers of the Company are set forth in Items 6(1) and 7(a) through (h) of our Memorandum of Association and in the Second Schedule of the Bermuda Companies Act of 1981, which is attached as an exhibit to our Memorandum of Association.  These purposes include exploring, drilling, moving, transporting and refining petroleum and hydro-carbon products, including oil and oil products; the acquisition, ownership, chartering, selling, management and operation of ships and aircraft; the entering into of any guarantee, contract, indemnity or suretyship and to assure, support, secure, with or without the consideration or benefit, the performance of any obligations of any person or persons; and the borrowing and raising of money in any currency or currencies to secure or discharge any debt or obligation in any manner.

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

Our shareholders have no pre-emptive, subscription, redemption, conversion or sinking fund rights. Shareholders are entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders. Shareholders have no cumulative voting rights. Shareholders are entitled to dividends if and when they are declared by our board of directors, subject to any preferred dividend right of holders of any preference shares. Directors to be elected by shareholder require a majority of votes cast at a meeting at which a quorum is present. For all other matters, unless a different majority is required by law or our Bye-laws, resolutions to be approved by shareholders require approval by a majority of votes cast at a meeting at which a quorum is present.

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

Our Bye-laws provide that no director, alternate director, officer, person or member of a committee, if any, resident representative, or his heirs, executors or administrators, which we refer to collectively as an indemnitee, is liable for the acts, receipts, neglects, or defaults of any other such person or any person involved in our formation, or for any loss or expense incurred by us through the insufficiency or deficiency of title to any property acquired by us, or for the insufficiency or deficiency of any security in or upon which any of our monies shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortuous act of any person with whom any monies, securities, or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in relation to the execution of his duties, or supposed duties, to us or otherwise in relation thereto.  Each indemnitee will be indemnified and held harmless out of our funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, alternate director, officer, person or committee member or resident representative (or in his reasonable belief that he is acting as any of the above).  In addition, each indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee's favor, or in which he is acquitted.  We are authorized by our Bye-laws to purchase insurance to cover, to the fullest extent permitted by Bermuda law, any liability he may incur.

C.   MATERIAL CONTRACTS

Frontline Time Charters

We have chartered most of our tankers and OBOs to the Frontline Charterers under long term time charters, which will extend for various periods depending on the age of the vessels, ranging from approximately three to 17 years. We refer you to Item 4.D. "Property, Plant and Equipment" for the relevant charter termination dates for each of our vessels.  The daily base charter rates payable to us under the charters have been fixed in advance and will decrease as our vessels age, and the Frontline Charterers have the right to terminate a charter for a non-double hull vessel beginning on each vessel's anniversary date in 2010.

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

Under the charters, we are required to keep the vessels seaworthy, and to crew and maintain them. Frontline Management performs those duties for us under the management agreements described below. If a structural change or new equipment is required due to changes in classification society or regulatory requirements, the Frontline Charterers may make them, at their expense, without our consent, but those changes or improvements will become our property. The Frontline Charterers are not obligated to pay us charterhire for off hire days in excess of five off hire days per year per vessel calculated on a fleet-wide basis, which include days a vessel is unable to be in service due to, among other things, repairs or drydockings. However, under the management agreements described below, Frontline Management will reimburse us for any loss of charter revenue in excess of five off hire days per vessel, calculated on a fleet-wide basis.

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

Charter Ancillary Agreement

We have entered into charter ancillary agreements with each of the Frontline Charterers, our relevant vessel-owning subsidiaries and Frontline.  The charter ancillary agreements remain in effect until the last long term charter with the Frontline Charterers terminates in accordance with its terms. Frontline has guaranteed the Frontline Charterers' obligations under the charter ancillary agreements. The guarantee from Frontline originally excluded the Frontline Charterers' obligations to pay charterhire, but in March 2010 the guarantees relating to Frontline Shipping and Frontline Shipping II were amended, whereby Frontline also fully guarantees the payment of charterhire.

Charter Service Reserve. Each of the Frontline Charterers has established a charter services reserve to support their obligation to make payments to us under the charters. The aggregate charter reserve is currently $88.5 million, consisting of $52.0 million, $10.0 million and $26.5 million in Frontline Shipping, Frontline Shipping II and Frontline Shipping III, respectively. The Frontline Charterers are entitled to use the charter service reserve only (1) to make charter payments to us and (2) for reasonable working capital to meet short term voyage expenses relating to the vessels. The Frontline Charterers are required to provide us with monthly certifications of the balances of and activity in the charter service reserve.

The charter service reserve in Frontline Shipping III may also be provided as a loan to the relevant vessel-owning subsidiary of Ship Finance. Each loan expires on the relevant vessel's anniversary date in 2010, or earlier if (a) Frontline Shipping III would otherwise be unable to pay the charter hire under the charter with the relevant vessel-owning subsidiary, (b) if there is a termination of the charter between the relevant vessel-owning subsidiary and Frontline Shipping III, or (c) if insolvency or similar proceedings are initiated in respect of the relevant vessel-owning subsidiary.

Material Covenants.  Pursuant to the terms of the charter ancillary agreement, each Frontline Charterer has agreed not to pay dividends or other distributions to its shareholders or loan, repay or make any other payment in respect of its indebtedness to any of its affiliates (other than us or our wholly owned subsidiaries), unless (1) the relevant Frontline Charterer is then in compliance with its obligations under the charter ancillary agreement, (2) after giving effect to the dividend or other distribution (A) the Frontline Charterer remains in compliance with such obligations, (B) the balance of the charter service reserve equals at least $52.0 million in the case of Frontline Shipping, $10.0 million in the case of Frontline Shipping II and $26.5 million in the case of Frontline Shipping III (which threshold will be reduced by $2.0 million in the case of Frontline Shipping and Frontline Shipping II and $5.3 million in the case of Frontline Shipping III in each event that a charter to which the relevant Frontline Charterer is a party is terminated other than by reason of a default by the relevant Frontline Charterer), which we refer to as the "Minimum Reserve", and (C) it certifies to us that it reasonably believes that the charter service reserve will be equal to or greater than the Minimum Reserve level for at least 30 days after the date of that dividend or distribution, taking into consideration its reasonably expected payment obligations during such 30-day period, and (3) any profit sharing payments deferred pursuant to the profit sharing payment provisions described below have been fully paid to us. In addition, each Frontline Charterer has agreed to certain other restrictive covenants, including restrictions on its ability to, without our consent:

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

Profit Sharing Payments.  Under the terms of the charter ancillary agreements, the Frontline Charterers have agreed to pay us a profit sharing payment equal to 20% of the charter revenues they realize on our fleet above specified threshold levels, paid annually and calculated on an average TCE basis. For each profit sharing period, the threshold is calculated as the number of days in the period multiplied by the daily threshold TCE rates for the applicable vessels.  From the respective vessels' anniversary date in 2010, our non-double hull vessels will be excluded from the annual profit sharing payment calculation. For purposes of calculating bareboat revenues on a TCE basis, vessel operating expenses are assumed to equal $6,500 per day. Each of the Frontline Charterers has agreed to use its commercial best efforts to charter our vessels on market terms and not to give preferential treatment to the marketing of any other vessels owned or managed by Frontline or its affiliates.

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

Collateral Arrangements.  The charter ancillary agreements provide that the obligations of the Frontline Charterers to us under the charters and the charter ancillary agreements are secured by a lien over all of the assets of the Frontline Charterers, a pledge of the equity interests in the Frontline Charterers and a guarantee from Frontline.

Default.  An event of default shall be deemed to occur under the charter ancillary agreements if:

•
the relevant Frontline Charterer materially breaches any of its obligations under any of the charters, including the failure to make charterhire payments when due, subject to Frontline Shipping's deferral rights explained above;

•	the relevant Frontline Charterer or Frontline materially breaches any of its obligations under the applicable charter ancillary agreement or the Frontline performance guarantee;

•	Frontline Management materially breaches any of its obligations under any of the management agreements; or

•	Frontline Shipping and Frontline Shipping II fail at any time to hold at least $2.0 million per vessel in cash and cash equivalents.

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

Frontline Performance Guarantee

Frontline has issued a performance guarantee with respect to the charters and the charter ancillary agreements. Pursuant to the performance guarantee, Frontline has guaranteed the following obligations of the Frontline Charterers:

•	the performance of the obligations of the Frontline Charterers under the charters, including the payment of charter hire with respect to Frontline Shipping and Frontline Shipping II; and

•	the performance of the obligations of the Frontline Charterers under the charter ancillary agreements.

Frontline's performance guarantee shall remain in effect until all obligations of the Frontline Charterers that have been guaranteed by Frontline under the performance guarantee have been performed and paid in full.

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

Seadrill Bareboat Charters

We have one jack-up drilling rig (West Prospero), one ultra-deepwater drillship (West Polaris) and two ultra-deepwater semi-submersible drilling rigs (West Taurus and West Hercules) which are chartered to the Seadrill Charterers on a bareboat basis for remaining periods between 12 and 13 years. The daily charter rates payable to us under the charters have been fixed in advance for 365 days per year (366 days per leap year) and will decrease as the drilling units age. The charter agreements contain purchase options at certain points within the periods of the charter and each charter is guaranteed by Seadrill. Each charter also includes an interest adjustment clause, whereby the daily charter rate is adjusted to reflect the difference between the actual interest rate and a pre-agreed base interest rate calculated on a deemed outstanding loan for the relevant asset on charter.

Certain information relating to the charters on these four drilling units is as follows:

West Prospero

Daily base charter rate *	Period applicable	Purchase option date	Purchase option price

$159,178	June 29 2007 to August 3 2008
$81,678	August 4 2008 to June 28 2009
$81,404	June 29 2009 to June 28 2010	June 29 2010	$142.0 million
$53,904	June 29 2010 to June 28 2012	June 29 2012	$124.0 million
$51,404	June 29 2012 to June 28 2013	June 29 2014	$106.0 million
$51,678	June 29 2013 to June 28 2014	June 29 2017	$90.0 million
$38,178	June 29 2014 to June 28 2017	June 29 2019	$79.0 million
$36,678	June 29 2017 to June 28 2022	June 29 2022	$60.0 million

* based on base interest rate of 6.30% per annum (including margin) on deemed loan.

West Polaris

Daily base charter rate *	Period applicable	Purchase option date	Purchase option price

$107,500	July 11 2008 to October 10 2008
$329,650	October 11 2008 to October 10 2012	October 11 2012	$548.0 million
$231,500	October 11 2012 to October 10 2013	October 11 2014	$463.0 million
$176,500	October 11 2013 to October 10 2015	October 11 2016	$396.0 million
$170,000	October 11 2015 to October 10 2018	October 11 2018	$323.0 million
$145,000	October11 2018 to October 10 2020	October 11 2020	$259.0 million
$125,000	October 11 2020 to July 10 2023	July 10 2023	$177.5 million

* based on base interest rate of 2.85% per annum (excluding margin) on deemed loan.

In addition to the above purchase options, we have an option to sell West Polaris to its charterer for $75.0 million at the end of its charter in July 2023.

West Hercules

Daily base charter rate *	Period applicable	Purchase option date	Purchase option price

$404,500	November 6 2008 to November 5 2011	November 6 2011	$579.5 million
$250,000	November 6 2011 to November 5 2014	November 6 2014	$431.0 million
$180,000	November 6 2014 to November 5 2016	November 6 2016	$366.0 million
$170,000	November 6 2016 to November 5 2018	November 6 2018	$297.0 million
$142,500	November 6 2018 to November 5 2020	November 6 2020	$236.0 million
$135,000	November 6 2020 to November 5 2023

* based on base interest rate of 4.25% per annum (excluding margin) on deemed loan.

In addition to the above purchase options, the charterer of West Hercules is obliged to purchase the drilling rig for $135.0 million at the end of its charter in November 2023.

West Taurus

Daily base charter rate *	Period applicable	Purchase option date	Purchase option price

$139,500	November 15 2008 to February 9 2009
$339,500	February 10 2009 to February 9 2015	February 10 2015	$418.0 million
$165,000	February 10 2015 to February 9 2017	February 10 2017	$361.0 million
$157,500	February 10 2017 to February 9 2019	February 10 2019	$302.0 million
$142,500	February 10 2019 to February 9 2021	February 10 2021	$241.0 million
$135,000	February 10 2021 to November 14 2023

* based on base interest rate of 4.25% per annum (excluding margin) on deemed loan.

In addition to the above purchase options, the charterer of West Taurus is obliged to purchase the drilling rig for $149.0 million at the end of its charter in November 2023.

D. EXCHANGE CONTROLS

The Bermuda Monetary Authority, or the BMA, must give permission for all issuances and transfers of securities of a Bermuda exempt company like us. We have received a general permission from the BMA to issue any unissued common shares, and for the free transferability of the common shares as long as our common shares are listed on the NYSE. Our common shares may therefore be freely transferred among persons who are residents or non-residents of Bermuda.

Although we are incorporated in Bermuda, we are classified as non-resident of Bermuda for exchange control purposes by the BMA. Other than transferring Bermuda Dollars out of Bermuda, there are no restrictions on our ability to transfer funds into and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares or other non-resident holders of our common shares in currency other than Bermuda Dollars.

E. TAXATION

U.S. Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury Department regulations, which we refer to as Treasury Regulations, administrative rulings and pronouncements and judicial decisions, all as of the date of this Annual Report.  Unless otherwise noted, references to the "Company" include the Company's Subsidiaries.  This discussion assumes that we do not have an office or other fixed place of business in the United States.

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

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States.  Shipping income derived from sources outside the United States will not be subject to U.S. federal income tax.

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

Application of Code Section 883 of the Code

Under the relevant provisions of Section 883 of the Code, or Section 883, the Company will be exempt from U.S. federal income taxation on its U.S. source shipping income if:

(i)	It is organized in a "qualified foreign country," which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883 and which the Company refers to as the Country of Organization Requirement; and

(ii)	It can satisfy any one of the following two stock ownership requirements for more than half the days during the taxable year:

•
the Company's stock is "primarily and regularly traded on an established securities market" located in the United States or a "qualified foreign country," which we refer to as the Publicly-Traded Test; or

•
more than 50% of the Company's stock, in terms of value, is beneficially owned by any combination of one or more individuals who are residents of a "qualified foreign country" or foreign corporations that satisfy the Country of Organization Requirement and the Publicly-Traded Test, which the Company refers to as the 50% Ownership Test.

The U.S. Treasury Department has recognized Bermuda, the country of incorporation of the Company and certain of its subsidiaries, as a "qualified foreign country." In addition, the U.S. Treasury Department has recognized Liberia, Panama, the Isle of Man, Singapore, the Marshall Islands, Malta and Cyprus, the countries of incorporation of certain of the Company's vessel-owning subsidiaries, as "qualified foreign countries."  Accordingly, the Company and its vessel-owning subsidiaries satisfy the Country of Organization Requirement.

Therefore, the Company's eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements.

As to the Publicly-Traded Test, the Treasury Regulations under Section 883 provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.

The Publicly-Traded Test also requires our common shares be "regularly traded" on an established securities market.  Under the Treasury Regulations, our common shares are considered to be "regularly traded" on an established securities market if shares representing more than 50% of our outstanding common shares, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on the market, referred to as the "listing threshold." The Treasury Regulations further require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, which is referred to as the "trading frequency test;" and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year (as appropriately adjusted in the case of a short taxable year), which is referred to a the "trading volume test."  Even if we do not satisfy both the trading frequency and trading volume tests, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if our common shares are traded on an established market in the United States and such stock is regularly quoted by dealers making a market in our common shares.

For the 2009 tax year, we believe the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, we believe the Company's common shares were primarily and regularly traded on an established securities market in the United States, namely the New York Stock Exchange.

Notwithstanding the foregoing, our common shares will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding common shares are owned, actually or constructively under certain stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of our common shares, which we refer to as the 5 Percent Override Rule.

In order to determine the persons who actually or constructively own 5% or more of our common shares, or 5% Stockholders, we are permitted to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the U.S. Securities and Exchange Commission, or the SEC, as having a 5% or more beneficial interest in our common shares. In addition, an investment company identified on a Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

Therefore, there are factual circumstances beyond our control that could cause the Company to lose the benefit of the Section 883 exemption and thereby become subject to U.S. federal income tax on its U.S. source shipping income.  For example, Hemen owned approximately 43.1% of our outstanding common shares at March 26 2010. There is therefore a risk that the Company could no longer qualify for exemption under Section 883 for a particular taxable year if other 5% Stockholders were, in combination with Hemen, to own 50% or more of the outstanding common shares of the Company on more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances as to the tax-exempt status of the Company or any of its subsidiaries.

In the event the 5 Percent Override Rule is triggered, the 5 Percent Override Rule will nevertheless not apply if we can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be "qualified stockholders" for purposes of Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of our common shares for more than half the number of days during the taxable year.

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

Taxation in Absence of the Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income, the Company's U.S. source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the "4% gross basis tax regime." Since, under the sourcing rules described above, no more than 50% of the Company's shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company's shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, or below, would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" tax on earnings "effectively connected" with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.

Our U.S. source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

•	we had, or were considered to have, a fixed place of business in the United States involved in the earning of U.S. source shipping income; and

•
substantially all of our U.S. source shipping income were attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States, or, in the case of income from the chartering of a vessel, were attributable to a fixed place of business in the United States.

We do not have, nor will we permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source shipping income is or will be "effectively connected" with the conduct of a U.S. trade or business.

Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

U.S. Taxation of Our Other Income

In addition to our shipping operations, we charter drillrigs to third parties who conduct drilling operations in various parts of the world.  Since we are not engaged in a trade or business in the United States, we do not expect to be subject to U.S. federal income tax on any of our income from such charters.

Taxation of U.S. Holders

The following is a discussion of the material U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to our common shares.  This discussion does not purport to deal with the tax consequences of owning our common shares to all categories of investors, some of which may be subject to special rules.  You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common shares.

As used herein, the term U.S. Holder means a beneficial owner of our common shares that (i) is a U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, (ii) owns our common shares as a capital asset, generally, for investment purposes, and (iii) owns less than 10% of our common shares for U.S. federal income tax purposes.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  If you are a partner in a partnership holding our common shares, you are encouraged to consult your own tax advisor regarding this issue.

Distributions

Subject to the discussion of passive foreign investment companies below, or PFICs, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain.  Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate, which we refer to as a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common shares are listed); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see discussion below); and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares becomes ex-dividend.

There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder.  Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment.  Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Sale, Exchange or other Disposition of Common Shares

Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such common shares.  Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period in the common shares is greater than one year at the time of the sale, exchange or other disposition.  Otherwise, it will be treated as short-term capital gain or loss.  A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes.  In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common shares, either at least 75% of our gross income for such taxable year consists of "passive income" (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, "passive income."

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock.  Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income.  By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Although there is no legal authority directly on point, our U.S. tax counsel, Seward & Kissel LLP, believes that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering activities of our wholly-owned subsidiaries more likely than not constitutes services income, rather than rental income.  Correspondingly, we believe that such income does not constitute "passive income," and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC.  We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.

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

For taxable years after 2009, depending upon the relative amount of income we derive from our various assets as well as their relative fair market values, we may be treated as a PFIC.  For example, the bareboat charters of our drillrigs may produce "passive income" and such drillrigs may be treated as assets held for the production of "passive income."  In such a case, depending upon the amount of income so generated and the fair market value of the drillrigs, we may be treated as a PFIC for any taxable year after 2009.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund", which election we refer to as a QEF Election. As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common shares, as discussed below, and which election we refer to as a Mark-to-Market Election.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF Election, which U.S. Holder we refer to as an Electing Holder, the Electing Holder must report each year for U.S. federal income tax purposes its pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder.  The Electing Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits.  Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed.  A U.S. Holder would make a QEF Election with respect to any year that we are a PFIC by filing one copy of IRS Form 8621 with its U.S. federal income tax return.  To make a QEF Election, a U.S. Holder must receive annually certain tax information from us.  There can be no assurances that we will be able to provide such information annually.  An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares.

Taxation of U.S. Holders Making a Mark-to-Market Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our common shares are treated as "marketable stock," a U.S. Holder would be allowed to make a Mark-to-Market Election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations.  If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder's adjusted tax basis in the common shares.  The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market Election.  A U.S. Holder's tax basis in its common shares would be adjusted to reflect any such income or loss amount.  Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF Election or a Mark-to-Market Election for that year, whom we refer to as a Non-Electing Holder, would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year in excess of 125 % of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares.  Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common shares;

•	the amount allocated to the current taxable year and any taxable years before the Company became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common shares.  If we were a PFIC, and a Non-Electing Holder who is an individual died while owning our common shares, such holder's successor generally would not receive a step-up in tax basis with respect to such common shares.

Taxation of Non-U.S. Holders

A beneficial owner of common shares (other than a partnership) that is not a U.S. Holder is referred to herein as a Non-U.S. Holder.

Dividends on Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that dividend is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States.  If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable, or taxable tax at the full rate, only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the common shares, that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements.  Such payments will also be subject to "backup withholding" if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-U.S. Holder and you sell your common shares to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or otherwise establish an exemption.  If you sell your common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment.  However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to you outside the United States., if you sell your common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.  Such information reporting requirements will not apply, however, if the broker has documentary evidence that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding is not an additional tax.  Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

Bermuda Taxation

Under current Bermuda law, we are not subject to tax on income or capital gains. We have received from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 28, 2016. We could be subject to taxes in Bermuda after that date. This assurance is subject to the proviso that it is not to be construed to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to any property leased to us. We and our subsidiaries incorporated in Bermuda pay annual government fees to the Bermuda government.

Liberian Taxation

The Republic of Liberia enacted a new income tax act effective as of January 1, 2001, or the New Act.  In contrast to the income tax law previously in effect since 1977, or the Prior Law, which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of a non-resident Liberian corporation, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations, or the New Regulations, pursuant to which a non-resident domestic corporation engaged in international shipping, such as our Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001.  In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance.  Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from Liberian income tax as under the Prior Law.

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

F.   DIVIDENDS AND PAYING AGENTS

Not Applicable

G.   STATEMENT BY EXPERTS

Not Applicable

H.   DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, or the Exchange Act, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the public reference facilities maintained by the Commission at its principal office in Washington, D.C. 20549.  The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at our principal executive offices at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda HM 08. Our filings are also available on our website at www.shipfinance.bm. This web address is provided as an inactive textual reference only. Information on our website does not constitute part of this annual report.

I.   SUBSIDIARY INFORMATION

Not Applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including interest rates and foreign currency fluctuations.
We use interest rate swaps to manage interest rate risk. We may enter into derivative instruments from time to time for speculative purposes.

At December 31 2009 the Company and its consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $1.1 billion at rates excluding margin over LIBOR of between 1.88% per annum and 5.65% per annum. In addition, our equity-accounted subsidiaries had entered into interest swaps with a combined notional principal amount of $1.3 billion at rates excluding margin over LIBOR of between 1.91% per annum and 3.92% per annum. The swap agreements mature between December 2010 and May 2019, and we estimate that we would pay $92 million to terminate these agreements as of December 31 2009 (2008: pay $144 million). The overall effect of these swaps is to fix the interest rate on $2.4 billion of floating rate debt at a weighted average interest rate of 4.54% per annum including margin.

Several of our charter contracts contain interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on the outstanding loan, effectively transferring the interest rate exposure to the counterparty under the charter contract. At December 31 2009, a total of $2.0 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity accounted subsidiaries. Of this, $1.3 billion was also subject to interest rate swaps entered into for the benefit of the charterer, with the balance of $733 million remained on a floating rate basis.

At December 31 2009 our net exposure, including equity-accounted subsidiaries, to interest rate fluctuations on our outstanding debt was $548 million, compared with $746 million at December 31 2008. Our net exposure to interest fluctuations is based on our total of $3.6 billion floating rate debt outstanding at December 31 2009, less the $2.4 billion notional principle of our interest rate swaps and the $733 million outstanding floating rate debt subject to interest adjustment clauses under charter contracts. A one per-cent change in interest rates would thus increase or decrease interest expense by $5.5 million per year as of December 31 2009 (2008: $7.5 million).

Apart from the above interest rate swap contracts, at December 31 2009 and the date of this report we were not party to any other derivative contracts, having settled in 2009 the TRS contracts indexed to our 8.5% Senior Notes and our own shares, which we had been holding at December 31 2008.

The fair market value of our outstanding 8.5% Senior Notes was $290 million as of December 31 2009 (2008: $335 million).

 The Company may in the future enter into short-term TRS arrangements relating to our own shares and Senior Notes or securities in other companies.

The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency.

ITEM 12.	DESCRIPTION OF SECURITIES

Not Applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Neither we nor any of our subsidiaries have been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default that was not cured within 30 days. In addition, the payments of our dividends are not, and have not been in arrears or have not been subject to material delinquency that was not cured within 30 days.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.	CONTROLS AND PROCEDURES

a)           Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) and 15(d)-15(e) of the Exchange Act, management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31 2008. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

b)           Management's annual report on internal controls over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Exchange Act.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission published in its report entitled Internal Control-Integrated Framework.

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act, as of December 31 2009. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31 2009.

c) Attestation report of the registered public accounting firm

MSPC, Certified Public Accountants and Advisors, or MSPC, a Professional Corporation and our independent registered public accounting firm, has issued their attestation report on the effectiveness of our internal control over financial reporting as of December 31 2009. Such report appears on page F-2.

d)           Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

ITEM 16 C.                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2009 and 2008 was MSPC. The following table sets forth the fees related to audit and other services provided by MSPC.

	2009	2008

Audit Fees (a)	$515,000	$500,000
Audit-Related Fees (b)	$71,000	$110,000
Tax Fees (c)	-	-
All Other Fees (d)	$33,109	$2,000
Total	$619,109	$612,000

(a)	Audit Fees

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

(e)	Audit Committee's Pre-Approval Policies and Procedures

Our board of directors has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X, that require the board of directors to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2009 and 2008 were approved by the board of directors pursuant to the pre-approval policy.

ITEM 16 D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16 E.	PURCHASE OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

No shares have been repurchased by the Company since January 2006.

ITEM 16 F.             CHANGE IN REGISTRANT'S  CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16 G.            CORPORATE GOVERNANCE

Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards.  The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.

Executive Sessions. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year.  As permitted under Bermuda law and our Bye-laws, our non-management directors have not regularly held executive sessions without management. However, we expect them to do so in the future.

Nominating/Corporate Governance Committee.  The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Bermuda law and our Bye-laws, we do not currently have a nominating or corporate governance committee.

Audit Committee.  The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members. As permitted by Rule 10A-3 under the Exchange Act, our audit committee consists of two independent members of our board of directors.  Under the Audit Committee charter, the Audit Committee confers with the Company's independent registered public accounting firm and reviews, evaluates and advises the board of directors concerning the adequacy of the Company's accounting systems, its financial reporting practices, the maintenance of its books and records and its internal controls. In addition, the Audit Committee reviews the scope of the audit of the Company's financial statements and results thereof.

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

The following financial statements listed below and set forth on pages F-1 through F-34 and A-1 through A-16 are filed as part of this annual report:

Financial Statements: Ship Finance International Limited

Financial Statements: SFL Deepwater Ltd.

The financial statements of SFL Deepwater Ltd. have been included in this document pursuant to Rule 3-09 of Regulation S-X

ITEM 19.                                EXHIBITS

Number	Description of Exhibit

1.1*
Memorandum of Association of Ship Finance International Limited (the "Company"), incorporated by reference to Exhibit 3.1 of the Company's Registration Statement, SEC File No. 333-115705, filed on May 21 2004 (the "Original Registration Statement").

1.2*	Amended and Restated Bye-laws of the Company, as adopted on September 28 2007, incorporated by reference to Exhibit 1 of the Company's 6-K filed on October 22 2007.

2.1*	Form of Common Stock Certificate of the Company, incorporated by reference to Exhibit 4.1 of the Company's Original Registration Statement.

4.1*	Indenture relating to 8.5% Senior Notes due 2013, dated December 18 2003, incorporated by reference to Exhibit 4.4 of the Company's Original Registration Statement.

4.2*	Form of Performance Guarantee dated January 1 2004 issued by Frontline Ltd, incorporated by reference to Exhibit 10.3 of the Company's Original Registration Statement.

4.3	Amendment No. 4 to Performance Guarantee dated January 1 2004.

4.4*	Form of Time Charter, incorporated by reference to Exhibit 10.4 of the Company's Original Registration Statement.

4.5*	Form of Vessel Management Agreements, incorporated by reference to Exhibit 10.5 of the Company's Original Registration Statement.

4.6*	Form of Charter Ancillary Agreement dated January 1 2004, incorporated by reference to Exhibit 10.6 of the Company's Original Registration Statement.

4.7*	Amendments dated August 21, 2007, to the Charter Ancillary Agreements, incorporated by reference to Exhibit 4.8 of the Company's 2007 Annual Report as filed on Form 20-F on March 17, 2008.

4.8	Addendum No. 6 to Charter Ancillary Agreement dated January 1 2004.

4.9*	New Administrative Services Agreement dated November 29 2007, incorporated by reference to Exhibit 4.10 of the Company's 2007 Annual Report as filed on Form 20-F on March 17 2008.

4.10*	Share Option Scheme, incorporated by reference to Exhibit 2.2 of the Company's 2006 Annual Report as filed on Form 20-F on July 2 2007.

8.1	Subsidiaries of the Company.

11.1*	Code of Ethics, incorporated by reference to Exhibit 11.1 of the Company's 2004 Annual Report as filed on Form 20-F on June 30 2005.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

* Incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED
(Registrant)

Date: March 31, 2010	By:	/s/ Ole B. Hjertaker
Ole B. Hjertaker
Chief Executive Officer & Interim Chief Financial Officer

Ship Finance International Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Ship Finance International Limited

We have audited the accompanying consolidated balance sheets of Ship Finance International Limited and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009.  We also have audited the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's annual report on internal controls over financial reporting.  Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ship Finance International Limited and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/S/ MSPC
Certified Public Accountants and Advisors
A Professional Corporation
New York, New York
March 31, 2010

Ship Finance International Limited

CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31 2009,  2008 and 2007
(in thousands of $, except per share amounts)

	2009	2008	2007
Operating revenues
Direct financing lease interest income from related parties	147,498	174,948	185,032
Direct financing and sales-type lease interest income from non-related parties	3,870	3,674	1,648
Finance lease service revenues from related parties	88,953	93,553	102,070
Profit sharing revenues from related parties	33,018	110,962	52,527
Time charter revenues from non-related parties	2,836	18,646	22,886
Bareboat charter revenues from related parties	20,402	21,188	7,417
Bareboat charter revenues from non-related parties	48,452	34,606	24,588
Other operating income	191	228	1,835
Total operating revenues	345,220	457,805	398,003

Gain on sale of assets	24,721	17,377	41,669

Operating expenses
Ship operating expenses to related parties	88,953	93,553	103,399
Ship operating expenses to non-related parties	2,541	6,353	2,841
Voyage expenses and commission	-	-	132
Depreciation	30,236	28,038	20,636
Vessel impairment charge	26,756	-	-
Administrative expenses to related parties	411	1,013	1,245
Administrative expenses to non-related parties	11,780	8,823	6,538
Total operating expenses	160,677	137,780	134,791

Net operating income	209,264	337,402	304,881

Non-operating income / (expense)
Interest income	240	3,478	6,781
Interest expense to related parties	(15,923)	(1,260)	-
Interest expense to non-related parties	(101,152)	(125,932)	(130,401)
Extraordinary gain on purchase of 8.5% Senior Notes	20,600	-	-
Long-term investment impairment charge	(7,110)	-	-
Other financial items, net	11,050	(54,876)	(14,477)

Net income before equity in earnings of associated companies	116,969	158,812	166,784

Equity in earnings of associated companies	75,629	22,799	923

Net income	192,598	181,611	167,707
Per share information:
Basic earnings per share	$2.59	$2.50	$2.31
Diluted earnings per share	$2.59	$2.50	$2.30

The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited

CONSOLIDATED BALANCE SHEETS
as of December 31 2009 and 2008
(in thousands of $)

	2009	2008
ASSETS
Current assets
Cash and cash equivalents	84,186	46,075
Restricted cash	4,101	60,103
Trade accounts receivable	1,873	435
Due from related parties	33,861	45,442
Other receivables	1,076	1,149
Inventories	94	252
Prepaid expenses and accrued income	177	3,638
Investment in direct financing and sales-type leases, current portion	139,889	173,982
Financial instruments (short term): mark to market valuation	-	466
Total current assets	265,257	331,542

Vessels and equipment	638,665	638,665
Accumulated depreciation on vessels and equipment	(82,058)	(51,849)
Vessels and equipment, net	556,607	586,816
Newbuildings	71,047	69,400
Investment in direct financing and sales-type leases, long-term portion	1,653,826	1,916,510
Investment in associated companies	444,435	420,977
Other long-term investments	2,329	8,545
Deferred charges	7,927	14,696
Total assets	3,001,428	3,348,486

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	292,541	385,577
Trade accounts payable	8	19
Due to related parties	422	6,472
Accrued expenses	9,098	17,937
Financial instruments (short term): mark to market valuation	-	34,300
Dividend payable	11,214	43,646
Other current liabilities	6,600	5,291
Total current liabilities	319,883	493,242
Long-term liabilities
Long-term debt	1,843,409	2,209,939
Financial instruments (long term): mark to market valuation	58,346	94,415
Other long-term liabilities	30,462	33,540
Total liabilities	2,252,100	2,831,136
Commitments and contingent liabilities	-	-
Stockholders' equity
Share capital	79,125	72,744
Additional paid-in capital	59,307	2,194
Contributed surplus	506,559	496,922
Accumulated other comprehensive loss	(48,716)	(90,064)
Accumulated other comprehensive loss – associated companies	(33,415)	(49,244)
Retained earnings	186,468	84,798
Total stockholders' equity	749,328	517,350
Total liabilities and stockholders' equity	3,001,428	3,348,486

The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31 2009, 2008 and 2007
(in thousands of $)

	2009	2008	2007
Operating activities
Net income	192,598	181,611	167,707
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	30,236	28,038	20,636
Vessel impairment charge	26,756	-	-
Long-term investment impairment charge	7,110	-	-
Amortization of deferred charges	5,507	3,777	3,358
Amortization of seller's credit	(2,065)	(2,144)	(440)
Equity in earnings of associated companies	(75,629)	(22,799)	(923)
Gain on sale of assets	(24,721)	(17,377)	(41,669)
Adjustment of derivatives to market value	(12,675)	54,527	12,557
Gain on repurchase of 8.5% Senior Notes	(20,600)	-	-
Other	98	(122)	2,034
Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	(1,438)	(407)	463
Due from related parties	5,531	(3,909)	19,950
Other receivables	73	(1,996)	790
Inventories	158	15	64
Prepaid expenses and accrued income	3,461	(3,338)	(121)
Other current assets	-	-	11,223
Trade accounts payable	(11)	(78)	(436)
Accrued expenses	(8,839)	965	5,710
Other current liabilities	(28)	(5,377)	1,513
Net cash provided by operating activities	125,522	211,386	202,416

Investing activities
Investment in direct financing lease assets	-	(104,000)	(210,000)
Repayments from investments in direct financing and sales-type leases	209,368	210,348	173,193
Additions to newbuildings	(71,468)	(22,395)	(47,383)
Purchase of vessels	-	(60,200)	(434,283)
Proceeds from sales of vessels	163,086	23,005	152,659
Proceeds on cancellation of newbuildings	-	1,845	-
Equity investments in associated companies	-	(435,000)	-
Net amounts received from (paid to) associated companies	68,000	(7,891)	91
Proceeds from (costs of) other investments	(920)	(6,537)	992
Placement of restricted cash	56,002	(33,120)	(14,046)
Net cash provided by (used in) investing activities	424,068	(433,945)	(378,777)

Financing activities
Shares issued under "ATM" registration, net of issue costs	16,472	-	-
Repurchase of 8.5% Senior Notes	(125,405)	-	-
Proceeds from issuance of short-term and long-term debt	134,500	576,973	620,224
Repayments of short-term and long-term debt	(446,061)	(251,451)	(265,430)
Debt fees paid	(752)	(1,551)	(3,432)
Cash settlement of derivative instruments	(14,666)	(10,655)	-
Cash dividends paid	(75,567)	(122,937)	(159,335)
Deemed dividends received	-	-	4,642
Deemed dividends paid	-	-	(6,622)
Net cash provided by (used in) financing activities	(511,479)	190,379	190,047

Net change in cash and cash equivalents	38,111	(32,180)	13,686
Cash and cash equivalents at start of the year	46,075	78,255	64,569
Cash and cash equivalents at end of the year	84,186	46,075	78,255

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	117,231	126,759	123,777

The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND
COMPREHENSIVE INCOME
for the years ended December 31 2009, 2008 and 2007
(in thousands of $, except number of shares)

	2009	2008	2007
Number of shares outstanding
At beginning of year	72,743,737	72,743,737	72,743,737
Shares issued	6,381,263	-	-
At end of year	79,125,000	72,743,737	72,743,737

Share capital
At beginning of year	72,744	72,744	72,744
Shares issued	6,381	-	-
At end of year	79,125	72,744	72,744

Additional paid-in capital
At beginning of year	2,194	737	49
Transfer to contributed surplus	(2,194)	-	-
Employee stock options issued	1,392	1,457	688
Shares issued	57,915	-	-
At end of year	59,307	2,194	737

Contributed surplus
At beginning of year	496,922	485,119	464,429
Transfer from additional paid-in capital	2,194	-	-
Amortization of deferred equity contributions	7,443	11,803	20,690
At end of year	506,559	496,922	485,119

Accumulated other comprehensive loss
At beginning of year	(90,064)	(13,894)	(71)
Other comprehensive income (loss)	41,348	(76,170)	(13,823)
At end of year	(48,716)	(90,064)	(13,894)

Accumulated other comprehensive loss – associated companies
At beginning of year	(49,244)	-	-
Other comprehensive income (loss)	15,829	(49,244)	-
At end of year	(33,415)	(49,244)	-

Retained earnings
At beginning of year	84,798	69,771	63,379
Net income	192,598	181,611	167,707
Dividends declared	(90,928)	(166,584)	(159,335)
Deemed dividends received	-	-	4,642
Deemed dividends paid	-	-	(6,622)
At end of year	186,468	84,798	69,771
Total Stockholders' Equity	749,328	517,350	614,477

Comprehensive income
Net income	192,598	181,611	167,707

Fair value adjustment to hedging financial instruments	41,248	(76,019)	(13,948)
Fair value adjustment to hedging financial instruments in associated companies	15,829	(49,244)	-
Other comprehensive income (loss)	100	(151)	125

Comprehensive income	249,775	56,197	153,884

The accompanying notes are an integral part of these consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Notes to the Consolidated Financial Statements

1.	GENERAL

Ship Finance International Limited ("Ship Finance" or the "Company"), a publicly listed company on the New York Stock Exchange (ticker SFL), was incorporated in Bermuda in October 2003 as a subsidiary of Frontline Ltd. ("Frontline") for the purpose of acquiring certain of the shipping assets of Frontline. In December 2003 Ship Finance issued $580 million of 8.5% senior notes and in the first quarter of 2004 the Company used the proceeds of the notes issue, together with a refinancing of existing debt, to fund the acquisition from Frontline of a fleet of 47 crude oil tankers (including one purchase option for a tanker). The ships were all chartered back to the Frontline subsidiary Frontline Shipping Limited ("Frontline Shipping") for most of their estimated remaining lives. Since then additional vessels have been acquired from Frontline and chartered back to Frontline Shipping II Limited ("Frontline Shipping II"), also a subsidiary of Frontline. The Company also entered into fixed rate management and administrative services agreements with Frontline to provide for the operation and maintenance of the Company's tankers and administrative support services. The charters and the management services agreements were each given economic effect as of January 1 2004 (see Note 21). Since then the Company has acquired additional vessels, in line with its strategy to diversify its asset and customer base, and several of the non-double hull tankers acquired in the original fleet have been sold, as part of the planned management of the fleet.

As of December 31 2009, the Company owned 25 very large crude oil carriers ("VLCCs"), seven Suezmax crude oil carriers, eight oil/bulk/ore carriers ("OBOs"), one Panamax drybulk carrier, eight container vessels, one jack-up drilling rig, three ultra-deepwater drilling units, six offshore supply vessels and two chemical tankers. Included in the above are the single-hull VLCC Front Sabang and the Suezmax tanker Glorycrown, which are subject to sales-type lease agreements. The Panamax drybulk carrier and the three ultra-deepwater drilling units referred to above are owned by wholly-owned subsidiaries of the Company that are accounted for using the equity method (see Note 14). In addition, as at December 31 2009, the Company had contracted to acquire five container vessels (see, however, Note 24 "Subsequent events") and one Suezmax tanker. The Company has agreed to sell the Suezmax tanker on sales-type lease terms immediately upon its delivery from the shipyard.

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

Consolidation of variable interest entities

A variable interest entity is defined in ASC Topic 810 "Consolidation" ("ASC 810": formerly FIN 46(R)) as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

ASC 810 requires a variable interest entity to be consolidated if any of its interest holders are entitled to a majority of the entity's residual returns or are exposed to a majority of its expected losses.

We evaluate our subsidiaries, and any other entity in which we hold a variable interest, in order to determine whether we are the primary beneficiary of the entity, and where it is determined that we are the primary beneficiary we fully consolidate the entity.

Investments in associated companies

Investments in companies over which the Company exercises significant influence but which it does not consolidate are accounted for using the equity method. The Company records its investments in equity-method investees on the consolidated balance sheets as "Investment in associated companies" and its share of the investees' earnings or losses in the consolidated statements of operations as "Equity in earnings of associated companies".

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

Foreign currencies

The Company's functional currency is the U.S. dollar as the majority of revenues are received in U.S. dollars and a majority of the Company's expenditures are made in U.S. dollars. The Company's reporting currency is also the U.S. dollar. Most of the Company's subsidiaries report in U.S. dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet date. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency transaction gains or losses are included in the consolidated statements of operations.

Revenue and expense recognition

Revenues and expenses are recognized on the accrual basis. Revenues are generated from time charter hire, bareboat charter hire, direct financing lease interest income, sales-type lease interest income, finance lease service revenues and profit sharing arrangements.

Each charter agreement is evaluated and classified as an operating or a capital lease. Rental receipts from operating leases are recognized to income over the period to which the receipt relates.

Rental payments from capital leases, which are either direct financing leases or sales-type leases, are allocated between lease service revenue, if applicable, lease interest income and repayment of net investment in leases. The amount allocated to lease service revenue is based on the estimated fair value, at the time of entering the lease agreement, of the services provided which consist of ship management and operating services.

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

This accounting policy for the depreciation of fixed assets has the effect that if an option is exercised there will be either a) no gain or loss on the sale of the asset or b) in the event that the option is exercised at a price in excess of the net book value at the option date, a gain will be reported in the statement of operations at the date of delivery to the new owners, under the heading "gain on sale of assets".

Newbuildings

The carrying value of vessels under construction ("newbuildings") represents the accumulated costs to the balance sheet date which the Company has paid by way of purchase installments and other capital expenditures together with capitalized loan interest and associated finance costs. During the year ended December 31 2009, we capitalized $0.6 million of interest.  No charge for depreciation is made until a newbuilding is put into operation.

Investment in Capital Leases

Leases (charters) of our vessels where we are the lessor are classified as either capital leases or operating leases, based on an assessment of the terms of the lease. For charters classified as capital leases, the minimum lease payments (reduced in the case of time-chartered vessels by projected vessel operating costs) plus the estimated residual value of the vessel are recorded as the gross investment in the capital lease.

For capital leases that are direct financing leases, the difference between the gross investment in the lease and the carrying value of the vessel is recorded as unearned lease interest income. The net investment in the lease consists of the gross investment less the unearned income. Over the period of the lease each charter payment received, net of vessel operating costs if applicable, is allocated between "lease interest income" and "repayment of investment in lease" in such a way as to produce a constant percentage rate of return on the balance of the net investment in the direct financing lease. Thus, as the balance of the net investment in each direct financing lease decreases, less of each lease payment received is allocated to lease interest income and more is allocated to lease repayment. For direct financing leases relating to time chartered vessels, the portion of each time charter payment received that is allocated to vessel operating costs is classified as "lease service revenue".

For capital leases that are sales-type leases, the difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned lease interest income. The discount rate used in determining the present values is the interest rate implicit in the lease. The present value of the minimum lease payments, computed using the interest rate implicit in the lease, is recorded as the sales price, from which the carrying value of the vessel at the commencement of the lease is deducted in order to determine the profit or loss on sale. As is the case for direct financing leases, the unearned lease interest income is amortized to income over the period of the lease so as to produce a constant periodic rate of return on the net investment in the lease.

Where a capital lease relates to a charter arrangement containing fixed price purchase options, the projected carrying value of the net investment in the lease is compared to the option price at the various option dates. If any option price is less than the projected net investment in the lease at an option date, the rate of amortization of unearned lease interest income is adjusted to reduce the net investment to the option price at the option date. If the option is not exercised, this process is repeated so as to reduce the net investment in the lease to the un-guaranteed residual value or the option price at the next option date, as appropriate.

This accounting policy for investments in capital leases has the effect that if an option is exercised there will either be a) no gain or loss on the exercise of the option or b) in the event that an option is exercised at a price in excess of the net investment in the lease at the option date, a gain will be reported in the statement of operations at the date of delivery to the new owners.

Other Investments

Other long term investments are measured at fair value using the best available value indicators. The Company currently has one such investment in shares which are not publicly traded. The best estimate available for the valuation of this investment is the cost basis. When using this basis of valuation, the Company carries out regular reviews for possible impairment adjustments. Following such a review, an adjustment was made to the carrying value of this asset in 2009, which is reported in the consolidated statement of operations as "Long term investment impairment charge".

Deemed Dividends

Until April 2007 certain of the vessels acquired from Frontline remained on charter to third parties under charters which commenced before the Company's charter arrangements to Frontline Shipping and Frontline Shipping II Limited ("Frontline Shipping II") became effective for accounting purposes.  The Company's arrangement with Frontline was that while the Company's vessels were completing performance of third party charters, the Company paid Frontline Shipping and Frontline Shipping II all revenues earned under the third party charters in exchange for Frontline Shipping and Frontline Shipping II paying the Company the charter rates under the charter agreements with those companies.  The revenues received from these third party charters were accounted for as time charter, bareboat or voyage revenues, as applicable, and the subsequent payment of these amounts to Frontline Shipping and Frontline Shipping II as deemed dividends paid.  The Company accounted for revenues received from Frontline Shipping and Frontline Shipping II prior to the charters becoming effective for accounting purposes as deemed dividends received. This treatment was applied due to the related party nature of the charter arrangements. The last pre-existing charter to third parties was completed in the year ended December 31 2007, following which no deemed dividends have been paid or received.

Deemed Equity Contributions

The Company has accounted for the acquisition of vessels from Frontline at Frontline's historical carrying value.  The difference between the historical carrying value and the net investment in the lease has been recorded as a deferred deemed equity contribution. This deferred deemed equity contribution is presented as a reduction in the net investment in direct financing leases in the balance sheet.  This results from the related party nature of both the transfer of the vessel and the subsequent direct financing lease.  The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the new lease arrangement, as lease payments are applied to the principal balance of the lease receivable.

Impairment of long-lived assets

The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell. The Company carried out a review of the carrying value of its vessels, drilling rigs and long-term investments in the second quarter of the year ended December 31, 2009, and concluded that the carrying values of its six single hull vessels, excluding those sold under sales-type lease agreements, and its investment in SeaChange Maritime LLC were impaired. Following the impairment charges taken against these assets, the review of the carrying value of long-lived assets as at December 31, 2009, indicated that none of the Company's asset values are further impaired.

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

Derivatives

Interest rate swaps

The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal.  The fair values of the interest rate swap contracts are recognized as assets or liabilities, and for certain of the Company's swaps changes in fair values are recognized in the consolidated statements of operations. When the interest rate swap qualifies for hedge accounting under ASC Topic 815 "Derivatives and Hedging" ("ASC 815": formerly FAS 133) and the Company has formally designated the swap instrument as a hedge to the underlying loan, and when the hedge is effective, the changes in the fair value of the swap are recognized in other comprehensive income.

Total return bond swaps

The Company may enter into short-term total return bond swap lines with banks, whereby the banks acquire the Company's Senior Notes and the Company carries the risk of fluctuations in the market price of the acquired notes. The Company pays variable rate interest to the banks calculated on the nominal value of the bonds held under the swap arrangement, and receives the fixed rate coupon interest paid on the bonds held by the banks. The fair value of the bond swaps are recognized as an asset or liability, with the changes in fair values recognized in the consolidated statement of operations.

Total return equity swaps

The Company may enter into Total Return Swaps ("TRS") indexed to the Company's own shares, whereby the counterparty acquires shares in the Company, and the Company carries the risk of fluctuations in the share price of the acquired shares. The settlement amount for each TRS transaction will be (A) the proceeds on sale of the shares plus all dividends received by the counterparty while holding the shares, less (B) the cost of purchasing the shares plus an agreed compensation for cost of carriage for the counterparty. Settlement will be either a payment from or to the counterparty, depending on whether A is more or less than B. The fair value of each TRS is recorded as an asset or liability, with the changes in fair values recognized in the consolidated statement of operations. The Company may, from time to time, enter into TRS arrangements indexed to shares in other companies and these are reported in the same way (see Note 22).

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

Stock-based compensation

Effective January 1, 2006, the Company adopted ASC Topic 718 "Compensation – Stock Compensation" ("ASC 718": formerly FAS 123(R)).  Under ASC 718 we are required to expense the fair value of stock options issued to employees over the period the options vest. The Company uses the simplified method for making estimates of the expected term of stock options.

Reclassifications

Certain prior year balances have been reclassified to conform to current year presentation.

3.	RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the Financial Accounting Standards Board ("FASB") issued FAS No. 157 "Fair Value Measurements" ("FAS 157": now ASC Topic 820 "Fair Value Measurement and Disclosures"), which establishes a framework for measuring fair value in accordance with Generally Accepted Accounting Principles ("GAAP") and expands disclosures about fair value measurements. This statement was effective for financial assets and liabilities as well as for any other assets and liabilities that are carried at fair value on a recurring basis in financial statements as of the beginning of the entity's first fiscal year that begins after November 15, 2007.  In February 2008 the FASB issued Staff Position No.157-2 "Effective Date of FASB Statement No.157" ("FSP 157-2") which defers the effective date of FAS 157 for one year relative to certain non-financial assets and liabilities. As a result, the application of FAS 157 for the definition and measurement of fair value and related disclosures for all financial assets and liabilities was effective for the Company beginning January 1, 2008 on a prospective basis. This adoption did not have a material impact on the Company's consolidated results of operations or financial condition. The remaining aspects of FAS 157 relating to non-financial assets and liabilities became effective for the Company with effect from January 1, 2009 and did not have a material impact on its consolidated results of operations or financial condition.

In March 2008 the FASB issued FAS No. 161 "Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement No. 133" ("FAS 161": now ASC Topic 815 "Derivatives and Hedging"). FAS 161 applies to all derivative instruments and related hedged items accounted for under ASC 815 and requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under ASC 815 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. FAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Since FAS 161 applies only to financial statement disclosures, it did not have a material impact on the Company's consolidated financial position, results of operations, and cash flows.

 In May 2009, the FASB issued guidance on accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance, which is outlined in ASC Topic 855 "Subsequent Events" and updated in Accounting Standards Update 2010-09 "Subsequent Events (Topic 855)",  establishes the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of these changes did not have an impact on our consolidated financial statements because the Company already followed a similar approach prior to the adoption of this guidance.

In June 2009, the FASB issued ASC Topic 105 "The Codification and the Hierarchy of Generally Accepted Accounting Principles" ("ASC 105").  The guidance stipulates the Codification as the single source of authoritative nongovernmental U.S. GAAP.  The statement is effective for interim and annual periods ending after September 15, 2009.  The Company has updated its references to GAAP in its consolidated financial statements for the year ended December 31, 2009.  As the Codification was not intended to change or alter existing GAAP, it did not have any impact on the Company's consolidated financial statements.

In June 2009, the FASB issued FAS No. 167 "Amendments to FASB Interpretation No. 46(R)" ("FAS 167": now ASC Topic 810 "Consolidation"). FAS 167 amends the evaluation criteria to identify the primary beneficiary of a variable interest entity provided by FASB Interpretation No. 46(R).  Additionally, FAS 167 requires ongoing reassessments of whether an enterprise is the primary beneficiary of the variable interest entity and additional disclosures. The Company will adopt FAS 167 in fiscal year 2010 and does not expect it to have any material impact on its consolidated financial position, results of operations, and cash flows.

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

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31
(in thousands of $)	2009	2008	2007
Net income available to stockholders	192,598	181,611	167,707

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31
(in thousands of $)	2009	2008	2007
Basic earnings per share:
Weighted average number of common shares outstanding	74,399	72,744	72,744
Diluted earnings per share:
Weighted average number of common shares outstanding	74,399	72,744	72,744
Effect of dilutive share options	5	28	15
	74,404	72,772	72,759

7.	OPERATING LEASES

Rental income

The minimum future revenues to be received under the Company's non-cancelable operating leases as of December 31, 2009 are as follows:

(in thousands of $) Year ending December 31
2010	65,998
2011	65,266
2012	64,903
2013	63,743
2014	62,992
Thereafter	267,940
Total minimum lease revenues	590,842

The cost and accumulated depreciation of vessels leased to third parties on operating leases at December 31, 2009 and 2008 were as follows:

(in thousands of $)	2009	2008
Cost	638,665	638,665
Accumulated depreciation	82,058	51,849

8.	GAIN ON SALE OF ASSETS

During the year ended December 31, 2009 the Company realized the following gains on sales of vessels:

(in thousands of $) Vessel	Imputed sales price	Book value	Gain
Front Duchess	16,372	16,353	19
Glorycrown	95,100	70,398	24,702
	111,472	86,751	24,721

 The VLCC Front Duchess was a direct financing lease asset and the sales price on disposal is shown net of charter termination payments.

The Glorycrown is a newbuilding Suezmax tanker which on delivery from the yard was sold under a sales-type lease agreement, terminating in November 2014. Total agreed cash payments of $113 million will be received over the five year term and the imputed sale price above has been calculated in accordance with ASC Topic 840 "Leases". The vessel will be included in net investment in sales-type leases until the termination of the lease in 2014.

In addition to the above sales, the jack-up drilling rig West Ceres and the VLCC Front Vanadis were also disposed of in the year ended December 31, 2009. These were both direct financing lease assets on which the lessees exercised fixed price purchase options. There was no gain or loss recorded on these disposals, as a result of the accounting policy relating to investment in capital leases. The policy provides that if any option price is less than the projected net investment in the capital lease at an option date, the rate of amortization of unearned lease interest income is adjusted so as to reduce the net investment in the lease to the option price at the option date.

9.	OTHER FINANCIAL ITEMS

Other financial items comprise the following items:

	Year ended December 31
(in thousands of $)	2009	2008	2007
Net increase/(decrease) in mark-to-market valuation of financial instruments	12,675	(54,527)	(12,558)
Other items	(1,625)	(349)	(1,919)
Total other financial items	11,050	(54,876)	(14,477)

The net increase/(decrease) in mark-to-market valuations relates to total return equity and bond swaps held by the Company, and also to those interest rate swaps that are not designated as cash flow hedges. Changes in the valuations of interest rate swaps that are designated as cash flow hedges are reported under "Other comprehensive income".

Other items include bank charges, fees relating to loan facilities and foreign currency translation adjustments.

10.	RESTRICTED CASH

(in thousands of $)	2009	2008
Restricted cash	4,101	60,103

Restricted cash consists mainly of deposits held as collateral by the relevant banks in connection with loans, interest rate swaps, bond swaps and TRS arrangements (see Note 22). Restricted cash does not include minimum consolidated cash balances required to be maintained as part of the financial covenants in some of the Company's loan facilities, as these amounts are included in "Cash and cash equivalents".

11.	TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Trade accounts receivable

Trade accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful trade accounts receivable was zero as at both December 31, 2009 and 2008.

Other receivables

Other receivables are presented net of allowances for doubtful accounts. As at December 31, 2009 and 2008 there was no allowance.

12.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	2009	2008
Cost	638,665	638,665
Accumulated depreciation and amortization	82,058	51,849
Vessels and equipment, net	556,607	586,816

Depreciation and amortization expense was $30.2 million, $28.0 million and $20.6 million for the years ended December 31 2009, 2008 and 2007, respectively.

13.	INVESTMENTS IN DIRECT FINANCING AND SALES-TYPE LEASES

Most of the Company's VLCCs, Suezmaxes and OBOs are chartered on long term, fixed rate time charters to Frontline Shipping, Frontline Shipping II and Frontline Shipping III Limited (together the "Frontline Charterers") which extend for various periods depending on the age of the vessels, ranging from approximately three to 17 years. The terms of the charters do not provide the Frontline Charterers with an option to terminate the charter before the end of its term, other than with respect to the Company's non-double hull vessels for which there are termination options commencing in 2010.

The Company's jack-up drilling rig is chartered on a long term bareboat charter to SeaDrill Invest II Limited ("SeaDrill II"), a wholly owned subsidiary of Seadrill Limited ("Seadrill"), a related party.  The terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter, which expires in 2022.

Two of the Company's offshore supply vessels are chartered on long term bareboat charters to DESS Cyprus Limited, a wholly owned subsidiary of Deep Sea Supply Plc. ("Deep Sea"), a related party. The terms of the charters provide the charterer with various call options to acquire the vessels at certain dates throughout the charters, which expire in 2020.

As of December 31, 2009, 41 of the Company's assets were accounted for as direct financing leases, all of which are leased to related parties. In addition, two of the Company's assets were accounted for as sales-type leases, these being Front Sabang and Glorycrown which are leased to non-related parties.

The following lists the components of the investments in direct financing and sales-type leases as at December 31, 2009, of which Front Sabang and Glorycrown accounted for $75.4 million.

(in thousands of $)	2009	2008
Total minimum lease payments to be received	3,339,545	3,903,011
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(831,275)	(926,987)
Net minimum lease payments receivable	2,508,270	2,976,024
Estimated residual values of leased property (un-guaranteed)	522,873	625,857
Less: unearned income	(1,013,139)	(1,278,840)
	2,018,004	2,323,041
Less: deferred deemed equity contribution	(206,474)	(213,917)
Less: unamortized gains	(17,815)	(18,632)
Total investment in direct financing and sales-type leases	1,793,715	2,090,492

Current portion	139,889	173,982
Long-term portion	1,653,826	1,916,510
	1,793,715	2,090,492

The minimum future gross revenues to be received under the Company's non-cancellable direct financing and sales-type leases as of December 31, 2009 are as follows:

(in thousands of $) Year ending December 31
2010	349,921
2011	317,541
2012	297,731
2013	292,448
2014	289,165
Thereafter	1,792,739
Total minimum lease revenues	3,339,545

14.	INVESTMENT IN ASSOCIATED COMPANIES

At December 31, 2009 and 2008 the Company has the following participation in investments that are recorded using the equity method:

	2009	2008
Front Shadow Inc. ("Front Shadow")	100.00%	100.00%
SFL West Polaris Limited ("SFL West Polaris")	100.00%	100.00%
SFL Deepwater Ltd ("SFL Deepwater")	100.00%	100.00%

Summarized balance sheet information of the Company's three equity method investees is as follows:

	As of December 31 2009
(in thousands of $)	TOTAL	Front Shadow	SFL West Polaris	SFL Deepwater
Current assets	316,822	1,882	112,002	202,938
Non current assets	2,125,707	21,626	692,690	1,411,391
Current liabilities	247,575	6,055	77,403	164,117
Non current liabilities	1,693,751	14,460	578,088	1,101,203

	As of December 31 2008
(in thousands of $)	TOTAL	Front Shadow	SFL West Polaris	SFL Deepwater
Current assets	230,139	1,666	84,780	143,693
Non current assets	2,358,735	23,518	767,742	1,567,475
Current liabilities	488,851	6,535	75,459	406,857
Non current liabilities	1,690,276	16,520	662,033	1,011,723

Summarized statement of operations information of the Company's three equity method investees is as follows:

	Year ended December 31 2009
(in thousands of $)	TOTAL	Front Shadow	SFL West Polaris	SFL Deepwater
Operating revenues	150,473	1,109	57,547	91,817
Net operating income	150,230	1,096	57,442	91,692
Net income	75,629	864	22,476	52,289

	Year ended December 31 2008
(in thousands of $)	TOTAL	Front Shadow	SFL West Polaris	SFL Deepwater
Operating revenues	44,823	1,632	28,156	15,035
Net operating income	44,560	1,630	28,024	14,906
Net income	22,799	939	13,354	8,506

	Year ended December 31 2007
(in thousands of $)	TOTAL	Front Shadow	SFL West Polaris	SFL Deepwater
Operating revenues	2,193	2,193	-	-
Net operating income	2,190	2,190	-	-
Net income	923	923	-	-

Front Shadow Inc. ("Front Shadow") is a 100% owned subsidiary of Ship Finance, incorporated in 2006 for the purpose of holding a Panamax drybulk carrier and leasing that vessel to Golden Ocean Group Limited ("Golden Ocean"), a related party. In September 2006 Front Shadow entered into a $22.7 million term loan facility and at December 31 2009 the balance outstanding under this facility was $16.5 million. The Company guarantees $2.1 million of this debt. The vessel is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, Front Shadow has a put option to sell the vessel to Golden Ocean at a fixed price at the end of the charter, which expires in 2016.

SFL West Polaris Limited ("SFL West Polaris") is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding an ultra deepwater drillship and leasing that vessel to Seadrill Polaris Ltd. ("Seadrill Polaris"), fully guaranteed by Seadrill. In July 2008 SFL West Polaris entered into a $700.0 million term loan facility and at December 31 2009 the balance outstanding under this facility was $618.7 million. The Company guaranteed $90.0 million of this debt at December 31, 2009. The vessel is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, SFL West Polaris has a put option to sell the vessel to Seadrill Polaris at a fixed price at the end of the charter, which expires in 2023.

SFL Deepwater Ltd ("SFL Deepwater") is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding two ultra deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. ("Seadrill Deepwater") and Seadrill Offshore AS ("Seadrill Offshore"), fully guaranteed by Seadrill. In September 2008 SFL Deepwater entered into a $1,400.0 million term loan facility and at December 31 2009 the balance outstanding under this facility was $1,255.3 million. The Company guarantees $200.0 million of this debt. The rigs are chartered on a bareboat basis and the terms of the charter provide each of the charterers with various call options to acquire the rigs at certain dates throughout the charter. In addition, there is an obligation for each of the charterers to purchase the respective rigs at fixed prices at the end of the charters, which expire in 2023.

These three entities are being accounted for using the equity method as it has been determined that Ship Finance is not their primary beneficiary under ASC 810.

15.	ACCRUED EXPENSES

(I (in thousands of $)	2009	2008
Ship operating expenses	84	619
Administrative expenses	1,333	1,176
Interest expense	7,681	16,142
	9,098	17,937

16.	DIVIDEND PAYABLE

On November 27, 2009 the Board declared a dividend of $0.30 per share totaling $23.4 million, to be paid on or about January 27, 2010 in cash or, at the election of the shareholder, in newly issued common shares at a price of $13.16 per share.  As a result of the shareholders' elections, this dividend was in settled in January 2010 by the issue of 930,483 new shares and cash payments of $11.2 million. These newly issued shares have been included in reported share capital as at December 31, 2009, and dividend payable corresponds to the net amount payable in cash. At December 31, 2008, dividend payable represents the gross amount payable, as there was no option for shareholders to receive payment of this dividend in the form of shares.

17.SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	2009	2008
Long-term debt:
8.5% Senior Notes due 2013	301,074	449,080
U.S. dollar fixed rate loan due 2011 to a related party	90,000	115,000
U.S. dollar denominated floating rate debt (LIBOR plus margin) due through 2019	1,718,376	2,031,436
	2,109,450	2,595,516
Short-term debt:
U.S. dollar floating rate loan due 2010 to a related party	26,500	-
Total short-term and long-term debt	2,135,950	2,595,516
Less: short-term debt and current portion of long-term debt	(292,541)	(385,577)
	1,843,409	2,209,939

The outstanding debt as of December 31, 2009 is repayable as follows:

(in thousands of $) Year ending December 31
2010	292,541
2011	826,887
2012	240,706
2013	431,211
2014	151,371
Thereafter	193,234
Total debt	2,135,950

The weighted average interest rate for floating rate debt denominated in U.S. dollars as at December 31, 2009 was 3.59% per annum (2008: 3.85% per annum). These rates take into consideration the effect of related interest rate swaps. At December 31, 2009 the three month dollar LIBOR rate was 0.25%.

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

In 2004, 2005 and 2006 the Company bought back and cancelled notes with an aggregate principal amount of $130.9 million. No notes were bought in 2007 and 2008.  In 2009 the Company purchased notes with a principal amount totalling $148.0 million, which are being held as treasury notes and against which certain borrowings are secured (see below). A gain of $20.6 million was recorded on the purchase. The net amount outstanding at December 31, 2009 was $301.1 million (2008: $449.1 million).

$115 million loan due to a related party

In November 2008 the Company entered into a $115 million loan agreement at a fixed interest rate with a related party. The $90.0 million outstanding at December 31, 2009, is repayable in January 2011.

$1,131 million secured term loan facility

In February 2005 the Company entered into a $1,131 million term loan facility with a syndicate of banks. The facility bears interest at LIBOR plus a margin and is repayable over a term of six years.

In September 2006 the Company signed an agreement whereby the existing debt facility, which had then been partially repaid, was increased by $220 million to the original amount of $1,131 million.  The increase is available on a revolving basis, and at December 31, 2009 the available amount under the facility was fully drawn.

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

$165 million secured term loan facility

In June 2006 the Company entered into a $165 million secured term loan facility with a syndicate of banks, the proceeds of which were used to partly fund the acquisition of the jack-up drilling rig West Ceres. In July 2009 the West Ceres was sold pursuant to the exercise of a pre-agreed purchase option, and the facility fully repaid.

$170 million secured term loan facility

In February 2007 the Company entered into a $170 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of the jack-up drilling rig West Prospero. The facility bears interest at LIBOR plus a margin and is repayable over a term of six years from the date of delivery of the rig.

$149 million secured term loan facility

In August 2007 the Company entered into a $149 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of five new offshore supply vessels. One of the vessels was sold in January 2008 and the loan facility now relates to the remaining four vessels. The facility bears interest at LIBOR plus a margin and is repayable over a term of seven years.

$77 million secured term loan facility

In January 2008 the Company entered into a $77 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of two offshore supply vessels. The facility bears interest at LIBOR plus a margin and is repayable over a term of seven years.

$30 million secured revolving credit facility

In February 2008 the Company entered into a $30 million secured revolving credit facility with a bank.  The proceeds of the facility were used to partly fund the acquisition of the container vessel SFL Europa. The facility bears interest at LIBOR plus a margin and is repayable over a term of seven years.  At December 31, 2009 the available amount under the facility was fully drawn.

$49 million secured term loan facility

In March 2008 the Company entered into a $49 million secured term loan facility with a bank.  The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers. The facility bears interest at LIBOR plus a margin and is repayable over a term of ten years.

$70 million secured revolving credit facility

In June 2008 the Company entered into a $70 million secured revolving credit facility with a bank.  The proceeds of the facility were secured against three single hull VLCCs.  Two of the VLCCs were sold in 2009 and the facility now relates to a single VLCC. The facility bears interest at LIBOR plus a margin and is repayable over a term of two years.  At December 31, 2009 the available amount under the facility was fully drawn.

$58 million secured revolving credit facility

In September 2008 the Company entered into a $58 million secured revolving credit facility with a syndicate of banks.  The proceeds of the facility were secured against two containerships, Asian Ace and Green Ace. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years.  At December 31, 2009 the available amount under the facility was fully drawn.

$100 million secured revolving credit facility

In November 2008 the Company entered into a $100 million secured revolving credit facility with a bank.  The proceeds of the facility were secured against five single hull VLCCs. The facility bears interest at LIBOR plus a margin and is repayable over a term of two years.  At December 31, 2009 the available amount under the facility was fully drawn.

$60 million secured term loan facility

In June 2009 the Company entered into a $60 million secured term loan facility with a bank.  The proceeds of the facility were used to partly fund the purchase of 8.5% Senior Notes issued by the Company, which are being held as treasury notes and against which the facility is secured. The facility bears interest at LIBOR plus a margin and is repayable over a term of two years.

$30 million secured term loan facility

In June 2009 the Company entered into a $30 million secured term loan facility with a bank.  The proceeds of the facility were used to partly fund the purchase of 8.5% Senior Notes issued by the Company, which are being held as treasury notes and against which the facility is secured. The facility bears interest at LIBOR plus a margin and is repayable over a term of three years.

$27 million short-term loan due to related party

In March 2009 the Charter Ancillary Agreement with Frontline Shipping III was amended, whereby the charter service reserve totaling $26.5 million relating to the vessels on charter to Frontline Shipping III may be in the form of a loan to the Company. The loan is available on a revolving basis, bears interest at LIBOR plus a margin, and is due for repayment in 2010.

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of December 31, 2009, the Company is in compliance with all of the covenants under its long-term debt facilities.

18.	OTHER LONG TERM LIABILITIES

The Company's six offshore supply vessels were acquired from Deep Sea and were chartered back to Deep Sea under bareboat charter agreements. As part of the purchase consideration, the Company received seller's credits totaling $37.0 million which are being recognized as additional bareboat revenues over the period of the charters. The unamortized balance of the seller's credits is recorded in "Other long term liabilities".

19.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	2009	2008
125,000,000 common shares of $1.00 par value each	125,000	125,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	2009	2008
79,125,000 common shares of $1.00 par value each (2008: 72,743,737 shares)	79,125	72,744

The Company's common shares are listed on the New York Stock Exchange.

In December 2008 the Company filed a prospectus supplement to enable the Company to issue and sell up to 7,000,000 common shares from time to time, by means of ordinary brokers' transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of the sale, at prices related to the prevailing market prices, or at negotiated prices. In the year ended December 31, 2009, the Company issued and sold 1,372,100 shares under this arrangement, with total proceeds of $16.5 million net of costs, giving a premium on issue of $15.1 million.

During the year ended December 31, 2009, the Company declared four dividends and in each case shareholders were given the option to elect to receive their dividend in cash or in the form of newly issued common shares at a 5% discount to the volume-weighted-average-price of the shares for the three trading days prior to the ex-dividend date. Details of the dividends declared during the year and the associated issue of new shares are as follows:

Date of dividend declaration	February 26, 2009	May 14, 2009	August 20, 2009	November 27, 2009
Dividend per share	$0.30	$0.30	$0.30	$0.30
Ex-dividend date	March 5, 2009	May 22, 2009	August 27, 2009	December 4, 2009
Date of dividend payment	April 17, 2009	July 6, 2009	October 16, 2009	January 27, 2010
Price at which new shares issued	$5.68	$11.31	$12.86	$13.16
Last date for election to receive dividend in the form of shares	April 13, 2009	June 26, 2009	October 7, 2009	January 19, 2010
Approximate proportion of shareholders electing to receive shares	55%	47%	51%	52%
Number of new shares issued	2,112,422	1,038,777	916,921	930,483 (see Note)
Total share premium on issue	$9.9 million	$10.7 million	$10.9 million	$11.3 million

Note: The issue of new shares on January 27, 2010, has been reflected in the Consolidated Balance Sheet as at December 31, 2009, since at the date of this report the outcome of the shareholders' elections was fully known.

In June 2009 10,560 new common shares, at a premium of approximately $0.05million, were issued to an employee in lieu of the dividend portion of his share-based bonus payment.  The value of the payment was $0.06 million, which was equal to the accrued dividend bonus as at December 31, 2008.

Following the above issues of new shares, the Company had issued share capital of 79,125,000 common shares as at December 31, 2009, including 930,483 shares issued on or about January 27, 2010, to shareholders who elected to receive in the form of shares the dividend which they became entitled to on December 4, 2009.

The total premium on issue of new shares in the year ended December 31, 2009, amounted to $57.9 million.

In November 2006 the Board of Directors approved the Ship Finance International Limited Share Option Scheme (the "Option Scheme"). The Option Scheme permits the Board of Directors, at its discretion, to grant options to employees and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid in capital (see also Note 20).

The Company has accounted for the acquisition of vessels from Frontline at Frontline's historical carrying value.  The difference between the historical carrying values and the net investment in the leases has been recorded as a deferred deemed equity contribution. This deferred deemed equity contribution is presented as a reduction in net investment in direct financing leases in the balance sheet.  This results from the related party nature of both the transfer of the vessels and the subsequent leases.  The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the lease arrangements, as lease payments are applied to the principal balance of the lease receivable. In the year ended December 31, 2009, the Company has credited contributed surplus with $7.4 million of such deemed equity contributions (2008: $11.8 million).

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

Previously granted options for 355,000 shares were cancelled in July 2009 and concurrently replaced with five awards for a total of 495,000 options. As prescribed by ASC 718, this has been accounted for as a modification of previous awards of equity instruments. In addition, one new grant of options for 10,000 shares was awarded in July 2009 and six new grants of options for a total of 65,000 shares were awarded in October 2009. The fair value of each option modification and each new option granted is estimated on the date of the modification or new grant using the Black-Scholes option valuation model, with the following assumptions:  risk-free interest rate of 1.41% (weighted average across options), volatility of 64% (weighted average across options), a dividend yield of 0% and a weighted average expected option term of 3.5 years.  The risk-free interest rates were estimated using the interest rate on three year US treasury zero coupon issues.  The volatility was estimated using historical share price data.  The dividend yield has been estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date.  It is assumed that all options granted under the plan will vest.

The following summarizes share option transactions related to the Option Scheme in 2009, 2008 and 2007:

	2009		2008		2007
	Options	Weighted average exercise price $	Options	Weighted average exercise price $	Options	Weighted average exercise price $
Options outstanding at beginning of year	555,000	24.18	360,000	24.44	150,000	22.32
Cancelled	(355,000)	21.91	-	-	-	-
Granted	570,000	10.91	195,000	27.52	210,000	28.15
Exercised	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Options outstanding at end of year	770,000	14.84	555,000	24.18	360,000	24.44
Exercisable at end of year	133,333	27.64	170,000	21.55	50,000	20.13

The weighted average grant-date fair value of new options granted during 2009 is $5.63 per share (2008: $6.42 per share, 2007: $6.06 per share). The weighted average modification-date fair value of option modifications in 2009 is $2.56 per share (2008: $nil, 2007: $nil). The exercise price of all options is reduced by the amount of any dividends declared. The above figures for options granted show the average of the exercise prices at the time of granting the options, and for options outstanding at the beginning and end of the year the average of the reduced option prices is shown. The exercise price shown for options cancelled is the average of the reduced prices at the time of cancellation.

As of December 31, 2009 there was $1.6 million in unrecognized compensation costs related to non-vested options granted under the Option Scheme (2008: $1.3 million). This cost will be recognized over the vesting periods, which average 2.1 years.

21.	RELATED PARTY TRANSACTIONS

The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the New York Stock Exchange in June 2004. A significant proportion of the Company's business continues to be transacted with Frontline and the following other related parties, being companies in which our principal shareholders Hemen Holding Ltd. and Farahead Investment Inc. (hereafter jointly referred to as "Hemen") and companies associated with Hemen have a significant interest:

-	Seadrill

-	Golden Ocean

-	Deep Sea

-	Golar LNG Limited ("Golar")

The Consolidated Balance Sheets include the following amounts due from and to related parties, excluding direct financing lease balances (Note 13):

(in thousands of $)	2009	2008
Amounts due from:
Frontline Charterers	33,585	42,643
Frontline Ltd	276	2,799
Total amount due from related parties	33,861	45,442
Amounts due to:
Frontline Management	234	6,293
Other related parties	188	179
Total amount due to related parties	422	6,472
Short-term debt: due to a related party	26,500	-
Current portion of long-term debt: due to a related party	-	115,000
Long-term debt due to a related party	90,000	-

Related party leasing and service contracts

As at December 31, 2009, 38 of the Company's vessels were leased to the Frontline Charterers, one jack-up drilling rig was leased to a subsidiary of Seadrill and two offshore supply vessels were leased to subsidiaries of Deep Sea: these leases have been recorded as capital leases. In addition, four offshore supply vessels were leased to Deep Sea under operating leases.

At December 31, 2009 the combined balance of net investments in direct financing leases with the Frontline Charterers and subsidiaries of Seadrill and Deep Sea was $1,942.6 million (2008: $2,275.7 million) of which $128.0 million (2008: $157.5 million) represents short-term maturities.

At December 31, 2009 the net book value of assets leased under operating leases to Deep Sea was $147.1 million (2008: $156.6 million).

A summary of leasing revenues earned from Frontline Charterers, Seadrill and Deep Sea is as follows:

Payments (in millions of $)	2009	2008	2007
Operating lease income	20.4	21.2	7.4
Direct financing lease interest income	147.5	174.9	185.0
Finance lease service revenue	89.0	93.6	102.1
Direct financing lease repayments	153.8	175.7	156.7
Deemed dividends received	-	-	4.6
Deemed dividends paid	-	-	(6.6)

The Frontline Charterers pay the Company profit sharing of 20% of their earnings on a time-charter equivalent basis from their use of the Company's fleet above average threshold charter rates each fiscal year.  During the year ended December 31, 2009, the Company earned and recognized revenue of $33.0 million (2008: $111.00 million, 2007: $52.5 million) under this arrangement.

In the event that vessels on charter to the Frontline Charterers are agreed to be sold, the Company may pay compensation for the termination of the lease. In September 2009 Front Duchess was sold and the lease on this vessel was cancelled, with an agreed termination fee of $2.4 million.

As at December 31, 2009 the Company was owed a total of $33.6 million (2008: $42.6 million) by the Frontline Charterers in respect of leasing contracts and profit share.

The vessels leased to the Frontline Charterers are on time charter terms and for each vessel the Company pays a management fee of $6,500 per day to Frontline Management (Bermuda) Ltd. ("Frontline Management"), a wholly owned subsidiary of Frontline. An exception to this arrangement is for any vessel leased to the Frontline Charterers which is sub-chartered on a bareboat basis, for which there is no management fee payable for the duration of the bareboat sub-charter. In the year ended December 31, 2009 management fees payable to Frontline Management amounted to $89.0 million (2008: $93.6 million, 2007: $103.4 million). The management fees are classified as ship operating expenses in the consolidated statements of operations.

We pay a commission of 1% to Frontline Management in respect of all payments received in respect of the five year sales-type leases on the newly delivered Suezmax vessels Glorycrown and Everbright. In 2009 we paid $0.4 million to Frontline Management pursuant to this arrangement.

The Company also paid $0.4 million in 2009 (2008: $1.0 million, 2007: $1.2 million) to Frontline Management for the provision of management and administrative services. As at December 31, 2009 the Company owes Frontline Management $0.2 million (2008: $6.3 million).

The Company paid $208,000 in 2009 (2008: $37,000, 2007: $nil) to Golar Management UK Limited, a subsidiary of Golar, for the provision of office facilities. At December 31, 2009, the Company owed Golar Management UK Limited $115,000, which is included in amounts due to other related parties.

Related party loans

At December 31, 2009 the Company had two loans from related parties, which are discussed in Note 17: Short-term and long-term debt.

Related party purchases and sales of vessels - 2009

In July 2009 a subsidiary of Seadrill, to which the jack-up drilling rig West Ceres was chartered, exercised its option to purchase the rig from the Company at the fixed option price of $135.2 million.

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

In November 2008 SFL Deepwater, a wholly owned subsidiary of the Company accounted for under the equity method, acquired two ultra deepwater drilling rigs, West Hercules and West Taurus, for $1,690.0 million from subsidiaries of Seadrill. The rigs were each chartered back to subsidiaries of Seadrill for periods of 15 years, fully guaranteed by Seadrill.  The subsidiaries have been granted fixed purchase options after three, six, eight, 10, and 12 years in the case of West Hercules and after six, eight, 10 and 12 years in the case of West Taurus.  In addition, the subsidiaries of Seadrill have purchase obligations to buy the rigs from SFL Deepwater after 15 years.

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

In August 2007 the Company agreed to purchase five offshore supply vessels from Deep Sea for a total consideration of $198.5 million, plus a seller's credit of $17.5 million. Upon delivery in September and October 2007, the vessels were immediately chartered back to Deep Sea under 12 year bareboat charter agreements. Deep Sea has options to buy back the vessels after three, five, seven, 10 and 12 years. In December 2007 it was agreed to sell one of these vessels back to Deep Sea, and the vessel was delivered to Deep Sea in January 2008.

In November 2007 the Company agreed to purchase a further two offshore supply vessels from Deep Sea for a total consideration of $126.0 million, including a seller's credit of $22.0 million. These vessels were delivered to us in January 2008 and immediately chartered back to Deep Sea under 12 year bareboat agreements. Deep Sea has options for them to buy back the vessels after three, five, seven, 10 and 12 years.

22.	FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.  The Company has a portfolio of swaps that swap floating rate interest to fixed rate, which from a financial perspective hedge interest rate exposure. The counterparties to such contracts are Nordea Bank Finland Plc, HSH Nordbank AG, Fortis Bank (Nederland) N.V., Fortis Bank NV/SA, HBOS Treasury Services plc, NIBC Bank N.V., Citibank N.A. London, Scotiabank Europe Plc, DnB NOR Bank ASA, Skandinaviska Enskilda Banken AB (publ) Oslo, ING Bank N.V., Lloyds TSB Bank Plc, Commmerzbank AG, Royal Bank of Scotland plc, and Calyon. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote as the counterparties are all banks which have provided the Company with loans and the interest rate swaps are related to financing arrangements.

The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. At December 31, 2009, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR, as summarized below. The summary includes all swap transactions, which are all designated as hedges against specific loans.

Notional Principal (in thousands of $)	Inception date	Maturity date	Fixed interest rate
$486,836 (reducing to $415,422)	February 2008	February 2011	2.87% - 4.03%
$190,573 (reducing to $98,269)	April 2006	May 2019	5.65%
$107,738 (reducing to $86,612)	September 2007	September 2012	4.85%
$64,718 (reducing to $51,902)	January 2008	December 2011	3.69%
$46,064 (reducing to $24,794)	March 2008	August 2018	4.05% - 4.15%
$190,264 (reducing to $169,683)	March 2008	June 2012	1.88% - 3.43%

As at December 31 2009 the total notional principal amounts subject to such swap agreements was $1,086.2 million (2008: $1,205.6 million).

Total Return Bond Swap transactions

In prior years the Company entered into short-term total return bond swap transactions with banks (see Note 2: Derivatives) and at December 31, 2008, was holding bond swaps with a principal amount totaling $148.0 million under these arrangements. In the year ended December 31, 2009, these bond swap transactions were settled and the Company acquired 8.5% Senior Notes with a principal amount totaling $148.0 million, which are being held as treasury notes (see Note 17: 8.5% Senior Notes due 2013). No bond swaps were held by the Company at December 31, 2009.

Total Return Equity Swap transactions

In prior years the Company entered into total return equity swap transactions indexed to the Company's own shares (see Note 2: Derivatives) and at December 31, 2008, the counterparty to the transactions had acquired approximately 692,000 shares in the Company at an adjusted average price of $9.79. These equity swap transactions were settled in the year ended December 31, 2009. In addition to TRS transactions linked to the Company's own securities, the Company may from time to time enter into short term TRS arrangements relating to securities of other companies.

At December 31, 2009, there were no equity swap transactions to which the Company was party.

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

Fair Values

The carrying value and estimated fair value of the Company's financial assets and liabilities at December 31, 2009 and 2008 are as follows:

(in thousands of $)	2009 Carrying value	2009 Fair value	2008 Carrying value	2008 Fair value
Non-derivatives:
Cash and cash equivalents	84,186	84,186	46,075	46,075
Restricted cash	4,101	4,101	60,103	60,103
Floating rate short-term debt	26,500	26,500	-	-
Fixed rate long term debt	90,000	90,000	115,000	115,000
Floating rate long term debt	1,718,376	1,718,376	2,031,436	2,031,436
8.5% Senior Notes due 2013	301,074	289,784	449,080	334,565
Derivatives:
TRS equity swap contracts – short term receivables	-	-	466	466
Total short term amounts receivable	-	-	466	466
TRS bond swap contracts – short term payables	-	-	34,221	34,221
Interest rate swap contracts – short term payables	-	-	79	79
Total short term amounts payable	-	-	34,300	34,300
Interest rate swap contracts – long term payables	58,346	58,346	94,415	94,415
Total amounts payable	58,346	58,346	128,715	128,715

In accordance with the accounting policy relating to interest rate swaps (see Note 2 "Derivatives – Interest rate swaps"), where the Company has designated the swap as a hedge, and to the extent that the hedge is effective, changes in the fair values of interest rate swaps are recognized in other comprehensive income. Changes in the fair value of other swaps and the ineffective portion of swaps designated as hedges are recognized in the consolidated statement of operations (see also Note 24 "Subsequent events").

The above financial assets and liabilities are measured at fair value on a recurring basis as follows:

		Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)	December 31, 2009	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash and cash equivalents	84,186	84,186
Restricted cash	4,101	4,101
Total assets	88,287	88,287	-	-
Liabilities:
Floating rate short-term debt	26,500	26,500
Fixed rate long term debt	90,000	90,000
Floating rate long term debt	1,718,376	1,718,376
8.5% Senior Notes due 2013	289,784	289,784
Interest rate swap contracts – long term payables	58,346	-	58,346
Total liabilities	2,183,006	2,124,660	58,346	-

ASC Topic 820 "Fair Value Measurement and Disclosures" ("ASC 820") emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The fair value for floating rate short-term and long-term debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. The estimated fair value for fixed rate long-term senior notes is based on the quoted market price. The fair value of the fixed rate long-term debt is estimated to be equal to the carrying value since it is repayable within thirteen months.

The fair value of interest rate swaps is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR interest rates as at December 31, 2009.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Skandinaviska Enskilda Banken, DnB NOR, Fortis Bank and Nordea. However, the Company believes this risk is remote.

Since the Company was spun-off from Frontline in 2004, Frontline has accounted for a major proportion of our operating revenues. In the year ended December 31, 2009 Frontline accounted for 72% of our operating revenues (2008: 75%, 2007: 78%). There is thus a concentration of revenue risk with Frontline.

23.	COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

2009
Book value of assets pledged under ship mortgages	$2,350 million

Other Contractual Commitments

The Company has arranged insurance for the legal liability risks for its shipping activities with Assuranceforeningen SKULD, Assuranceforeningen Gard Gjensidig and Britannia Steam Ship Insurance Association Limited, all mutual protection and indemnity associations. On certain of the vessels insured, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations.  A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members.

At December 31, 2009 the Company had contractual commitments under newbuilding contracts totaling $189.1 million (2008: $675.7 million). There was also at that date a commitment to subscribe up to $0.6 million in additional share capital to SeaChange Maritime LLC, a long term investment in which the Company has a 7% shareholding.

24.	SUBSEQUENT EVENTS

In January 2010 the Company agreed to grant purchase options for the VLCC Edinburgh to an unrelated third party, exercisable in March 2012 and March 2014 at a fixed price of approximately $20.5 million, which is significantly above the vessel's projected carrying value.  Concurrently Frontline has agreed to increase the charterhire by $1,000 per day until March 2012 and Frontline will be entitled to earn a commission if one of the purchase options is exercised.

In February 2010 the Company announced the sale of the VLCC Front Vista to a subsidiary of Frontline for $58.5 million. Compensation of $0.4 million was received from Frontline for the cancellation of the related charter. A gain on sale of approximately $1.8 million was recorded and the Company received net proceeds of approximately $22.1 million, after repayment of associated borrowings. A short-term seller's credit of $41.5 million was extended to Frontline, which bears interest at LIBOR plus a margin.

On February 26, 2010, the Board of Ship Finance declared a dividend of $0.30 per share to be paid in cash on or about March 30, 2010.

In February 2010 the Company agreed to terminate agreements made in 2007 relating to the acquisition of four newbuilding container vessels with an aggregate cost of approximately $155 million. Concurrently, the Company agreed to acquire seven newbuilding Handysize drybulk carriers with delivery expected in 2010 and 2011, for an aggregate construction cost of approximately $188 million.

In February 2010 the Company announced that it has agreed certain amendments to the charter agreements with Frontline Shipping and Frontline Shipping II, whereby restricted cash deposits held by them as security against their charter commitments will be reduced from an aggregate amount of $174 million to $62 million, in exchange for a guarantee from Frontline for the payment of charter hire. Frontline Shipping and Frontline Shipping II will be prohibited from making withdrawals from the restricted cash deposits.

In March 2010 the Company announced that it has concluded arrangements for a $725 million secured term loan facility due 2015, for the financing of 26 vessels chartered to Frontline. The new facility replaced the $1,131 million secured term loan facility due 2011.

In March 2010 the Company terminated the interest rate swap contracts relating to the $1,131 million secured term loan facility due 2011. The termination of the swap contracts will result in the reclassification of $14.8 million of mark to market adjustments, currently reported in other comprehensive income, to the income statement in 2010.

In March 2010 the Company took delivery of the newbuilding Suezmax tanker Everbright from the shipyard. The vessel immediately commenced a five year sales-type lease terminating in March 2015.

In March 2010 the Company announced that it has concluded arrangements for a $42.6 million term loan facility due 2014, secured against the newbuilding Suezmax tanker Glorycrown.

In March 2010 the Company announced that it has concluded arrangements for a $42.6 million term loan facility due 2015, secured against the newbuilding Suezmax tanker Everbright.

In March 2010 the Company announced that it has agreed the sale of the single-hull VLCC Golden River to an unrelated third party for a gross sales price of approximately $12.6 million. The vessel is expected to be delivered to its new owner in April 2010 and a termination fee of approximately $3 million will be paid to Frontline for the early termination of the related charter.

In March 2010 the Company awarded a total of 72,000 options to employees under the Share Option Scheme, at an initial exercise price of $18.38 per share.

SFL Deepwater Ltd.
Index to Financial Statements

Report of Independent Registered Public Accounting Firm	A-2

Statements of Operations for the year ended December 31, 2009 and the period from July 11, 2008 (date of incorporation) to December 31, 2008.	A-3

Balance Sheets as of December 31, 2009 and 2008	A-4

Statements of Cash Flows for the year ended December 31, 2009 and the period from July 11, 2008 (date of incorporation) to December 31, 2008.	A-5

Statement of Changes in Stockholders' Equity and Comprehensive Income for the year ended December 31, 2009 and the period from July 11, 2008 (date of incorporation) to December 31, 2008.	A-6

Notes to the Consolidated Financial Statements	A-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
SFL Deepwater Ltd.

We have audited the accompanying balance sheets of SFL Deepwater Ltd. (the "Company") as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for the year ended December 31, 2009, and the period July 11, 2008 (date of incorporation) to December 31, 2008.  The Company's management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFL Deepwater Ltd. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the year ended December 31, 2009, and the period July 11, 2008 (date of incorporation) to December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/S/ MSPC
Certified Public Accountants and Advisors
A Professional Corporation
New York, New York
March 31, 2010

SFL Deepwater Ltd.

STATEMENTS OF OPERATIONS
for the year ended December 31, 2009 and
the period from July 11, 2008 (date of incorporation) to December 31, 2008
(in thousands of $

	Year ended December 31, 2009	Period from July 11, 2008 (date of incorporation) to December 31, 2008
Operating revenues
Direct financing lease interest income from related parties	91,817	15,035
Total operating revenues	91,817	15,035

Operating expenses
Administration expenses	125	129
Total operating expenses	125	129

Net operating income	91,692	14,906
Non-operating income / (expense)
Interest income	4	1
Interest expense	(39,237)	(6,301)
Other financial items, net	(170)	(100)
Net income	52,289	8,506

The accompanying notes are an integral part of these consolidated financial statements.

SFL Deepwater Ltd.

BALANCE SHEETS
as of December 31, 2009 and 2008
(in thousands of $)

	2009	2008
ASSETS
Current assets
Cash and cash equivalents	2	11,547
Due from parent	31,072	-
Due from other related parties	19,808	338
Investment in direct financing leases, current portion	152,056	131,808
Total current assets	202,938	143,693

Long-term assets
Investment in direct financing leases, long-term portion	1,396,214	1,548,270
Deferred charges	15,177	19,067
Financial instruments (long term): mark to market valuation	-	138
Total assets	1,614,329	1,711,168

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	155,833	137,125
Deferred revenue	6,436	3,836
Due to parent	-	13,624
Due to other related parties	-	250,000
Accrued expenses	1,848	2,272
Total current liabilities	164,117	406,857

Long-term liabilities
Long-term debt	1,099,417	1,005,667
Financial instruments (long term): mark to market valuation	1,786	6,056
Total liabilities	1,265,320	1,418,580
Commitments and contingent liabilities	-	-
Stockholders' equity
Share capital	-	-
Additional paid-in capital	290,000	290,000
Accumulated other comprehensive loss	(1,786)	(5,918)
Retained earnings	60,795	8,506
Total stockholders' equity	349,009	292,588
Total liabilities and stockholders' equity	1,614,329	1,711,168

The accompanying notes are an integral part of these consolidated financial statements.

SFL Deepwater Ltd.

STATEMENTS OF CASH FLOWS
for the year ended December 31, 2009 and
the period from July 11,  2008 (date of incorporation) to December 31, 2008
(in thousands of $)

	Year ended December 31, 2009	Period from July 11, 2008 (date of incorporation) to December 31, 2008
Operating activities
Net income	52,289	8,506
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of deferred charges	3,942	603
Changes in operating assets and liabilities:
Amounts due from/to parent	(44,696)	13,624
Amounts due from/to other related parties	(269,470)	249,662
Deferred revenue	2,600	3,836
Accrued expenses	(424)	2,272
Net cash provided by (used in) operating activities	(255,759)	278,503

Investing activities
Investment in direct financing lease assets	-	(1,690,000)
Repayments from investments in direct financing leases	131,808	9,922
Net cash provided by (used in) investing activities	131,808	(1,680,078)

Financing activities
Paid-in capital received from parent company	-	290,000
Proceeds from issuance of long-term debt	250,000	1,150,000
Repayments of long-term debt	(137,542)	(7,208)
Debt fees paid	(52)	(19,670)
Net cash provided by financing activities	112,406	1,413,122

Net change in cash and cash equivalents	(11,545)	11,547
Cash and cash equivalents at start of the year	11,547	-
Cash and cash equivalents at end of the year	2	11,547

The accompanying notes are an integral part of these consolidated financial statements.

SFL Deepwater Ltd.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
for the year ended December 31, 2009 and
the period from July 11, 2008 (date of incorporation) to December 31, 2008
(in thousands of $, except number of shares)

	Year ended December 31, 2009	Period from July 11, 2008 (date of incorporation) to December 31, 2008
Number of shares outstanding
At beginning of period	100	-
Shares issued in period	-	100
At end of period	100	100

Share capital
At beginning of period	-	-
Shares issued in period	-	-
At end of period	-	-

Additional paid-in capital
At beginning of period	290,000	-
Shares issued in period	-	290,000
At end of period	290,000	290,000

Accumulated other comprehensive loss
At beginning of period	(5,918)	-
Other comprehensive loss in period	4,132	(5,918)
At end of period	(1,786)	(5,918)

Retained earnings
At beginning of period	8,506	-
Net income in period	52,289	8,506
At end of period	60,795	8,506
Total Stockholders' Equity	349,009	292,588

Comprehensive income
Net income	52,289	8,506
Fair value adjustment to hedging financial instruments	4,132	(5,918)
Comprehensive income	56,421	2,588

The accompanying notes are an integral part of these consolidated financial statements.

SFL Deepwater Ltd.
Notes to the Financial Statements

1.	GENERAL

SFL Deepwater Ltd. (the "Company") was incorporated in Bermuda on July 11, 2008, as a wholly-owned subsidiary of Ship Finance International Limited ("Ship Finance") for the purpose of acquiring and leasing certain assets. In November 2008 the Company acquired two ultra-deepwater semi-submersible drilling rigs from subsidiaries of Seadrill Limited ("Seadrill"), a related company listed on the Oslo Stock Exchange. The rigs are chartered to Seadrill Deepwater Charterer Ltd. ("Seadrill Deepwater") and Seadrill Offshore AS ("Seadrill Offshore"), both subsidiaries of Seadrill and together referred to as the Seadrill Charterers.

The Company is accounted for using the equity method in the Consolidated Financial Statements of Ship Finance, as it has been determined that Ship Finance is not the primary beneficiary of the Company.

2.	ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

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

Foreign currencies

The Company's functional currency is the U.S. dollar, as all revenues are received in U.S. dollars and a majority of the Company's expenditures are made in U.S. dollars. The Company's reporting currency is also the U.S. dollar. Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet date. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency transaction gains or losses are included in the consolidated statements of operations.

Revenue and expense recognition

Revenues and expenses are recognized on the accrual basis. Revenues are generated from charter hire and direct financing lease interest income.

Each charter agreement is evaluated and classified as an operating lease or a capital lease. Rental receipts from operating leases are recognized to income over the period to which the payment relates.

Rental payments from capital leases are allocated between direct financing lease interest income and repayment of net investment in direct financing leases.

Any contingent elements of rental income, such as interest rate adjustments, are recognized when the contingent conditions have materialized and the rentals are due and collectible.

Cash and cash equivalents

For the purposes of the statement of cash flows, all demand and time deposits and highly liquid, low risk investments with original maturities of three months or less are considered equivalent to cash.

Depreciation of vessels and equipment (including operating lease assets)

The cost of fixed assets less estimated residual value is depreciated on a straight-line basis over the estimated remaining economic useful life of the asset. The estimated economic useful life of our drilling rigs is 30 years, which is a common life expectancy applied in the offshore drilling industry.

Where an asset is subject to an operating lease that includes fixed price purchase options, the projected net book value of the asset is compared to the option price at the various option dates. If any option price is less than the projected net book value at an option date, the initial depreciation schedule is amended so that the carrying value of the asset is written down on a straight line basis to the option price at the option date. If the option is not exercised, this process is repeated so as to amortize the remaining carrying value, on a straight line basis, to the estimated residual value or the option price at the next option date, as appropriate.

This accounting policy for the depreciation of fixed assets has the effect that if an option is exercised there will be either a) no gain or loss on the sale of the asset or b) in the event that the option is exercised at a price in excess of the net book value at the option date, a gain will be reported in the statement of operations at the date of delivery to the new owners, under the heading "gain on sale of assets".

Investment in Direct Financing Leases

Current leases (charters) of our assets where we are the lessor are classified as direct financing leases. For these leases, the minimum lease payments plus the estimated residual value of the asset are recorded as the gross investment in the direct financing lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned direct financing lease interest income. Over the period of the lease, each charter payment received is allocated between "direct financing lease interest income" and "repayment of investment in direct financing leases" in such a way as to produce a constant percentage rate of return on the balance of the net investment in the lease. Thus, as the balance of the net investment in each lease decreases, less of each charter payment received is allocated to direct financing lease interest income and more is allocated to direct financing lease repayment.

Where a direct financing lease relates to a charter arrangement containing fixed price purchase options, the projected carrying value of the net investment in the lease is compared to the option price at the various option dates. If any option price is less than the projected net investment in the lease at an option date, the rate of amortization of unearned lease interest income is adjusted to reduce the net investment to the option price at the option date. If the option is not exercised, this process is repeated so as to reduce the net investment in the lease to the un-guaranteed residual value or the option price at the next option date, as appropriate.

This accounting policy for investments in direct financing leases has the effect that if an option is exercised there will either be a) no gain or loss on the exercise of the option or b) in the event that an option is exercised at a price in excess of the net investment in the lease at the option date, a gain will be reported in the statement of operations at the date of delivery to the new owners.

Impairment of long-lived assets

The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value.  The review of the carrying value of long-lived assets at December 31, 2009, indicated that none of the Company's asset values are impaired.

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

Financial Instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including most derivatives and long term debt, standard market conventions and techniques such as options pricing models are used to determine the fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

Derivatives

Interest rate swaps

The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal.  The fair values of the interest rate swap contracts are recognized as assets or liabilities and for certain of the Company's swaps changes in fair values are recognized in the consolidated statements of operations. When the interest rate swap qualifies for hedge accounting under ASC Topic 815 "Derivatives and Hedging" (ASC 815: formerly FAS 133), and the Company has formally designated the swap instrument as a hedge to the underlying loan, and when the hedge is effective, the changes in the fair value of the swap are recognized in other comprehensive income.

3.	RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the Financial Accounting Standards Board ("FASB") issued FAS No. 157 "Fair Value Measurements" ("FAS 157": now ASC Topic 820 "Fair Value Measurement and Disclosures"), which establishes a framework for measuring fair value in accordance with Generally Accepted Accounting Principles ("GAAP") and expands disclosures about fair value measurements. This statement was effective for financial assets and liabilities as well as for any other assets and liabilities that are carried at fair value on a recurring basis in financial statements as of the beginning of the entity's first fiscal year that begins after November 15, 2007.  In February 2008 the FASB issued Staff Position No.157-2 "Effective Date of FASB Statement No.157" ("FSP 157-2") which defers the effective date of FAS 157 for one year relative to certain non-financial assets and liabilities. As a result, the application of FAS 157 for the definition and measurement of fair value and related disclosures for all financial assets and liabilities was effective for the Company beginning January 1, 2008 on a prospective basis. This adoption did not have a material impact on the Company's results of operations or financial condition. The remaining aspects of FAS 157 relating to non-financial assets became effective for the Company with effect from January 1, 2009 and did not have a material impact on its results of operations or financial condition.

In March 2008 the FASB issued FAS No. 161 "Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement No. 133" ("FAS 161": now ASC Topic 815 "Derivatives and Hedging"). FAS 161 applies to all derivative instruments and related hedged items accounted for under ASC 815 and requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under ASC 815 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. FAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Since FAS 161 applies only to financial statement disclosures, it did not have a material impact on the Company's financial position, results of operations, and cash flows.

 In May 2009, the FASB issued guidance on accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance, which is outlined in ASC Topic 855 "Subsequent Events" and updated in accounting Standards Update 2010-09 "Subsequent Events (Topic 855)",  establishes the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of these changes did not have an impact on our financial statements.

In June 2009, the FASB issued ASC Topic 105 "The Codification and the Hierarchy of Generally Accepted Accounting Principles".  The guidance stipulates the Codification as the single source of authoritative nongovernmental U.S. GAAP.  The statement is effective for interim and annual periods ending after September 15, 2009.  As the Codification was not intended to change or alter existing GAAP, it did not have any impact on the Company's financial statements.

In June 2009, the FASB issued FAS No. 167 "Amendments to FASB Interpretation No. 46(R)" ("FAS 167": now ASC Topic 810 "Consolidation"). FAS 167 amends the evaluation criteria to identify the primary beneficiary of a variable interest entity provided by FASB Interpretation No. 46(R).  Additionally, FAS 167 requires ongoing reassessments of whether an enterprise is the primary beneficiary of the variable interest entity and additional disclosures. As the Company does not hold investments in other entities, the adoption of FAS 167 in fiscal year 2010 will not have an impact on its financial position, results of operations, and cash flows.

4.	SEGMENT INFORMATION

The Company has only one reportable segment.

5.	TAXATION

Bermuda

Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains.

United States

The Company does not accrue U.S. income taxes as the Company is not engaged in a U.S. trade or business and is exempted from a gross basis tax under Section 883 of the U.S. Internal Revenue Code.

A reconciliation between the income tax expense resulting from applying statutory income tax rates and the reported income tax expense has not been presented herein, as it would not provide additional useful information to users of the financial statements as the Company's net income is subject to neither Bermuda nor U.S. tax.

6.	DIRECT FINANCING LEASE INTEREST INCOME

The charters relating to the Company's two drilling rigs contain interest adjustments clauses, whereby the charter rates are adjusted to reflect the difference between the actual interest rate and a pre-agreed base interest rate calculated on a deemed outstanding loan for the relevant asset on charter. The Company's accounting policy is to adjust lease income to reflect such interest rate adjustments.

Interest rate adjustments reduced direct financing lease interest income by $39.1 million in the year ended December 31, 2009, and by $4.4 million in the period from July 11, 2008 to December 31, 2008.

7.	INVESTMENTS IN DIRECT FINANCING LEASES

The Company's assets consist of two drilling rigs which are chartered on long term, fixed rate charters to the Seadrill Charterers, both subsidiaries of Seadrill, a related party. The charters extend for approximately 14 years remaining period and provide the charterers with various call options to acquire the rigs at certain dates throughout the charters. In addition, at the end of each charter the respective charterer has a non-cancellable obligation to purchase the relevant rig from the Company at a specified fixed price.

The following lists the components of the investments in direct financing leases as of December 31, 2009:

(in thousands of $)	2009	2008
Total minimum lease payments to be received	2,448,333	2,711,094
Less: unearned income	900,063	1,031,016
Total investment in direct financing leases	1,548,270	1,680,078

Current portion	152,056	131,808
Long-term portion	1,396,214	1,548,270
	1,548,270	1,680,078

The minimum future gross revenues to be received under the Company's non-cancellable direct financing leases as of December 31, 2009 are as follows:

(in thousands of $) Year ending December 31
2010	271,560
2011	248,908
2012	206,757
2013	215,168
2014	215,167
Thereafter	1,290,773
Total minimum lease revenues	2,448,333

8.	SHORT-TERM AND LONG-TERM DEBT

In thousands of $)	2009	2008
Long-term debt:
U.S. dollar denominated floating rate debt (LIBOR plus margin) due 2013	1,255,250	1,142,792
Less: current portion of long-term debt	(155,833)	(137,125)
	1,099,417	1,005,667

The outstanding debt as of December 31, 2009 is repayable as follows:

(in thousands of $) Year ending December 31
2010	155,833
2011	160,500
2012	117,042
2013	821,875
Thereafter	-
Total debt	1,255,250

The weighted average interest rate for the above floating rate debt denominated in U.S. dollars was 2.65% as at December 31, 2009 (2008: 3.12%). These rates take into consideration the effect of interest rate swaps. At December 31, 2009 the three month dollar LIBOR rate was 0.251% (2008: 1.425%).

$1.4 billion secured term loan facility

In September 2008 the Company entered into a $1.4 billion secured term loan facility with a syndicate of banks to partly finance the acquisition of its two drilling rigs. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years. The facility is secured by the Company's assets and a guarantee from Ship Finance to a limit of $200 million. The facility contains a minimum value covenant and covenants which require Ship Finance to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

As of December 31, 2009, the Company and Ship Finance are in compliance with all of the covenants relating to the facility.

9.	SHARE CAPITAL AND ADDITIONAL PAID-IN CAPITAL

Authorized share capital is as follows:
	2009	2008
100 common shares of $1.00 par value each	$100	$100

Issued and fully paid share capital is as follows:
	2009	2008
100 common shares of $1.00 par value each	$100	$100

The Company was incorporated on July 11, 2008, and is a wholly-owned subsidiary of Ship Finance International Limited, a company incorporated in Bermuda and publicly listed on the New York Stock Exchange (ticker SFL).

In the year ended December 31, 2008, the Company issued 100 common shares of par value $1.00 each for total consideration of $290.0 million.

10.	RELATED PARTY TRANSACTIONS

Hemen Holding Ltd., a Cyprus holding company, and Farahead Investment Inc., a Liberian company, together hold approximately 43% of the issued share capital of Ship Finance, the Company's parent.  Hemen Holding Ltd. and Farahead Investment Inc. (hereafter jointly referred to as "Hemen") are both indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. The Company's two drilling rigs, West Hercules and West Taurus, are leased to subsidiaries of Seadrill, in which Hemen also has a significant interest.

In November 2008 the Company acquired two drilling rigs for $1,690.0 million from subsidiaries of Seadrill. The rigs were chartered back to the Seadrill Charterers, which are subsidiaries of Seadrill, for periods of 15 years, fully guaranteed by Seadrill.  Seadrill Offshore has been granted fixed price purchase options after three, six, eight, 10, and 12 years in the case of West Hercules. Seadrill Deepwater has been granted fixed price purchase options after six, eight, 10 and 12 years in the case of West Taurus.  In addition, the Seadrill Charterers have non-cancellable obligations to purchase the rigs from the Company after 15 years, at the expiry of the relevant charters.

The Balance Sheets include the following amounts due from and to related parties:

(in thousands of $)	2009	2008
Amounts due from related parties:
Lease payments due from the Seadrill Charterers	19,808	338

Amounts due to related parties:
Outstanding purchase installment due to subsidiary of Seadrill	-	250,000

At December 31, 2009, the balance of net investments in direct financing leases with the Seadrill Charterers was $1,548.3 million (2008: $1,680.1 million) of which $152.1 million (2008: $131.8 million) represents short-term maturities.

In the year ended December 31, 2009, direct financing lease interest income of $91.8 million was received from the Seadrill Charterers. In the period from July 11, 2008, (date of incorporation) to December 31, 2008, direct financing lease interest income of $15.0 million was received from the Seadrill Charterers.

11.	FINANCIAL INSTRUMENTS

Interest rate risk management

The Company has entered into a $1.4 billion floating interest rate secured term loan facility. The Company's charter agreements with the Seadrill Charterers include interest adjustment clauses, whereby the daily charter rate is adjusted to reflect the difference between the actual interest rate and a pre-agreed base interest rate calculated on a deemed outstanding loan for the relevant asset on charter.

On the instruction of the Seadrill Charterers, the Company has entered into interest rate swaps which swap floating rate interest to fixed rate. The counterparties to these contracts are HSH Nordbank AG, Fortis Bank (Nederland) N.V., DnB NOR Bank ASA, Skandinaviska Enskilda Banken AB (publ) Oslo and ING Bank N.V. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote as the counterparties are all banks which participate in the loan facility to which the interest rate swaps are related.

The Company's swap transactions as at December 31, 2009, are designated as hedges against a portion of its long term debt and are summarized as follows:

Notional Principal (in thousands of $)	Inception date	Maturity date	Fixed interest rate

$649,375 (reducing to $401,417)	December 2008	August 2013	1.91% - 2.24%

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

Fair Values

The carrying value and estimated fair value of the Company's financial assets and liabilities at December 31, 2009 and 2008 are as follows:

(in thousands of $)	2009 Carrying value	2009 Fair value	2008 Carrying value	2008 Fair value
Non-derivatives:
Cash and cash equivalents	2	2	11,547	11,547
Floating rate long-term debt	1,255,250	1,255,250	1,142,792	1,142,792
Derivatives:
Interest rate swap contracts – long-term receivables	-	-	138	138
Interest rate swap contracts – long term payables	1,786	1,786	6,056	6,056

The above financial assets and liabilities are measured at fair value on a recurring basis as follows:

		Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs

(in thousands of $)	December 31, 2009	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash and cash equivalents	2	2
Total assets	2	2	-	-

Liabilities:
Floating rate long term debt	1,255,250	1,255,250
Interest rate swap contracts – long term payables	1,786		1,786
Total liabilities	1,257,036	1,255,250	1,786	-

ASC Topic 820 "Fair Value Measurement and Disclosures" ("ASC 820") emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The fair value for floating rate long-term debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

The fair value of interest rate swaps is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR interest rates as at December 31, 2009.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Nordea Bank. However, the Company believes this risk is remote.

The Company's operating revenue consists entirely of lease income derived from the charters of its two drilling rigs to the Seadrill Charterers, both subsidiaries of Seadrill. There is thus a concentration of revenue risk with Seadrill.

12.	COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged
2009
Book value of assets pledged under ship mortgages	$1,548 million

13.	SUBSEQUENT EVENTS

None.