Form 20-F
period 2010-12-31
Ship Finance International LTD
filed 2011-03-25
CIK 1289877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number	001-32199

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
[ X ] Yes  [  ] No

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
[   ] Yes  [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [X ]	Accelerated filer [ ]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[ X ] U.S. GAAP	[ ] International Financial Reporting Standards as issued by the International Accounting Standards Board	[ ] Other

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

ii

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

iii

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

A. SELECTED FINANCIAL DATA

Our selected income statement and cash flow statement data with respect to the fiscal years ended December 31, 2010, 2009 and 2008 and our selected balance sheet data with respect to the fiscal years ended December 31, 2010 and 2009 have been derived from our consolidated financial statements included in Item 18 of this annual report, prepared in accordance with accounting principles generally accepted in the United States, which we refer to as US GAAP.

The selected income statement and cash flow statement data for the fiscal years ended December 31, 2007 and 2006 and the selected balance sheet data for the fiscal years ended December 31, 2008, 2007 and 2006 have been derived from our consolidated financial statements not included herein.  The following table should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and our consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31
	2010	2009	2008	2007	2006
	(in thousands of dollars except common share and per share data)
Income Statement Data:

Total operating revenues	308,060	345,220	457,805	398,003	424,658
Net operating income	211,845	209,264	337,402	304,881	293,697
Net income	165,712	192,598	181,611	167,707	180,798
Earnings per share, basic	$2.10	$2.59	$2.50	$2.31	$2.48
Earnings per share, diluted	$2.09	$2.59	$2.50	$2.30	$2.48
Dividends declared	106,028	90,928	166,584	159,335	149,123
Dividends declared per share	$1.34	$1.20	$2.29	$2.19	$2.05

	Year Ended December 31
	2010	2009	2008	2007	2006
	(in thousands of dollars except common share and per share data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	86,967	84,186	46,075	78,255	64,569
Vessels and equipment, net including newbuildings	786,112	627,654	656,216	629,503	246,549
Investment in direct financing and sales-type leases (including current portion)	1,455,281	1,793,715	2,090,492	2,142,390	2,109,183
Investment in associated companies, including loans	489,976	501,203	409,747	1,188	267
Total assets	2,882,361	3,059,586	3,352,747	2,950,028	2,553,677
Short and long term debt (including current portion)	1,922,854	2,135,950	2,595,516	2,269,994	1,915,200
Share capital	79,125	79,125	72,744	72,744	72,744
Stockholders' equity	828,920	749,328	517,350	614,477	600,530
Common shares outstanding	79,125,000	79,125,000	72,743,737	72,743,737	72,743,737
Weighted average common shares outstanding	79,056,183	74,399,127	72,743,737	72,743,737	72,764,287
Cash Flow Data:
Cash provided by operating activities	153,771	125,522	211,386	202,416	210,160
Cash provided by (used in) investing activities	76,977	424,068	(433,945)	(378,777)	(127,369)
Cash provided by (used in) financing activities	(227,967)	(511,479)	190,379	190,047	(51,079)

 B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D. RISK FACTORS

Our assets are primarily engaged in transporting crude oil and oil products, drybulk and containerized cargos, and in offshore drilling and related activities. The following summarizes some of the risks that may materially affect our business, financial condition or results of operations.  Unless otherwise indicated in this annual report on Form 20-F, all information concerning our business and our assets is as of March 22, 2011.

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

The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of December 31, 2010, we had total outstanding indebtedness of $3.7 billion under our various credit facilities, including our equity-accounted subsidiaries.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, and may cause the price of our common shares to decline.

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

Factors that influence demand for vessel capacity include:

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration for and production of energy resources, commodities, semi-finished and finished consumer and industrial products;
•	the location of regional and global production and manufacturing facilities;
•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;
•	the globalization of production and manufacturing;
•	global and regional economic and political conditions, including armed conflicts, terrorist activities, embargoes and strikes;
•	developments in international trade;
•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;
•	environmental and other regulatory developments;
•	currency exchange rates; and
•	weather and natural disasters.

Factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;
•	the scrapping rate of older vessels;
•	the price of steel and vessel equipment;
•	changes in environmental and other regulations that may limit the useful lives of vessels;
•	vessel casualties;
•	the number of vessels that are out of service; and
•	port or canal congestion.

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

An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

Demand for our vessels and charter rates are dependent upon economic conditions in China, India and the rest of the world. China has been one of the world's fastest growing economies in terms of gross domestic product, and has had a significant impact on shipping demand. If economic growth in China and the Asia Pacific region slows down, it may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in certain respects, such as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year state plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms have been undertaken with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected, which could adversely affect our business, operating results and financial condition.

Loss of our flag state extensions of the deadlines for prohibiting the trading of our non-double hull tankers could adversely affect our operations.

The United States, the European Union and the International Maritime Organization, or the IMO, have all imposed limits or prohibitions on the use of non-double hull tankers in specified markets after certain target dates, depending on certain factors such as the size of the vessel and the type of cargo. In the case of our non-double hull tankers, these phase out dates range from 2010 to 2018. The Marine Environmental Protection Committee of the IMO, or MEPC, has amended the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of certain categories of non-double hull tankers, including the types of vessels in our fleet, from 2015 to 2010 unless the relevant flag states extend the date. Our fleet includes four non-double hull tankers, including one which has been sold with delivery to its new owner expected by the end of March 2011.

Although we have obtained flag state extensions to continue operating our non-double hull tankers until 2015, such flag state extensions may be revoked for any reason prior to such time. Some or all of our non-double hull tankers will be unable to trade in many markets due to the passing of the phase-out date in 2010. In addition, non-double hull tankers are likely to be chartered less frequently and at lower rates. Additional regulations may be adopted in the future that could further adversely affect the useful lives of our non-double hull tankers, as well as our ability to generate income from them.

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

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages and third-party claims for personal injury or property damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our current or historic operations. We could also incur substantial penalties, fines and other civil or criminal sanctions, including in certain instances seizure or detention of our vessels, as a result of violations of or liabilities under environmental laws, regulations and other requirements. For example, OPA affects all vessel owners shipping oil to, from or within the United States.  OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters. Similarly the CLC, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability. Furthermore, environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile exclusive economic zone around the United States. Furthermore, the 2010 explosion of the drilling rig Deepwater Horizon, which is unrelated to Ship Finance, and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping and offshore industries and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, and could harm our reputation with current or potential charterers of our vessels. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and available cash.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Beginning in 2008, the frequency of piracy incidents increased significantly and continues at a relatively high level up to the present day, particularly in the Gulf of Aden off the coast of Somalia. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including those due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our business.

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and in countries identified by the U.S. government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our company may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

For example, since the events of September 11, 2001, U.S. authorities have significantly increased the levels of inspection for all imported containers. Government investment in non-intrusive container scanning technology has grown, and there is interest in electronic monitoring technology, including so-called "e-seals" and "smart" containers that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

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

An over-supply of drilling units may lead to a reduction in day-rates and therefore may adversely affect the ability of the Seadrill Charterers and Apexindo to make charterhire payments to us.

We have chartered four of our drilling units to four subsidiaries of Seadrill Limited, or Seadrill, namely Seadrill Prospero Limited, or Seadrill Prospero, Seadrill Deepwater Charterer Ltd., or Seadrill Deepwater, Seadrill Offshore AS, or Seadrill Offshore, and Seadrill Polaris Ltd., or Seadrill Polaris, which we refer to collectively as the "Seadrill Charterers". In addition, we have chartered one drilling unit to Apexindo Offshore Pte. Ltd., or Apexindo. The Seadrill Charterers and Apexindo are collectively referred to as the "Rig Charterers". Following the 2008 peak in the oil price of around $140 per barrel, there was a period of high utilization and high dayrates, which prompted industry participants to increase the supply of drilling units by ordering the construction of new drilling units. According to industry sources, the worldwide fleet of drilling rigs increased from 622 units at the end of 2008 to 703 units at the end of 2010, and significant further deliveries of new units are projected. Although a relatively large number of the drilling units currently under construction have been contracted for future work, the increase in the total fleet may intensify price competition as scheduled delivery dates occur.  The entry into service of these new, upgraded or reactivated drilling units will increase supply and has already led to a reduction in day-rates as drilling units are absorbed into the active fleet.  In addition, the new construction of high-specification rigs, as well as changes in the Rig Charterers' competitors' drilling rig fleets, could cause our drilling units to become less competitive.  Lower utilization and dayrates could adversely affect the Rig Charterers' ability to secure drilling contracts and, therefore, their ability to make charterhire payments to us, and may cause them to terminate or renegotiate their charter agreements to our detriment.

Consolidation of suppliers may limit the ability of the Rig Charterers to obtain supplies and services for their offshore drilling operations at an acceptable cost, on schedule or at all, which may have a material adverse effect on their ability to make charterhire payments to us.

The Rig Charterers may rely on certain third parties to provide supplies and services necessary for their offshore drilling operations, including but not limited to drilling equipment suppliers, catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. The Rig Charterers may not be able to obtain supplies and services at an acceptable cost, at the times they need them or at all. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services thereby potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse affect on the Rig Charterers' results of operations and financial condition, and may adversely affect their ability to make charterhire payments to us.

Governmental laws and regulations, including environmental laws and regulations, may add to the costs of the Rig Charterers or limit their drilling activity, and may adversely affect their ability to make charterhire payments to us.

The Rig Charterers' business in the offshore drilling industry is affected by public policy and laws and regulations relating to the energy industry and the environment in the geographic areas where they operate.

The offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and accordingly the Rig Charterers are directly affected by the adoption of laws and regulations that for economic, environmental or other policy reasons curtail exploration and development drilling for oil and gas. The Rig Charterers may be required to make significant capital expenditures to comply with governmental laws and regulations. It is also possible that these laws and regulations may in the future add significantly to the Rig Charterers' operating costs or significantly limit drilling activity. Governments in some countries are increasingly active in regulating and controlling the ownership of concessions, the exploration for oil and gas, and other aspects of the oil and gas industries. In recent years, increased concern has been raised over protection of the environment. Offshore drilling in certain areas has been opposed by environmental groups, and has in certain cases been restricted.

In certain jurisdictions there are or may be imposed restrictions or limitations on the operation of foreign flag vessels and rigs, and these restrictions may prevent us or our charterers from operating our assets as intended. We can not guarantee that we or our charterers will be able to accommodate such restrictions or limitations nor that we or our charterers can relocate the assets to other jurisdictions where such restrictions or limitations do not apply. A violation of such restrictions, or expropriation in particular, could result in the total loss of our investments and/or financial loss for our charterers, and we can not guarantee that we have sufficient insurance coverage to compensate for such loss. This may have a material adverse effect on our business and financial results.

To the extent that new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry in general or the offshore drilling industry in particular, the Rig Charterers' business or prospects could be materially adversely affected. The operation of our drilling units will require certain governmental approvals, the number and prerequisites of which cannot be determined until the Rig Charterers identify the jurisdictions in which they will operate upon securing contracts for the drilling units. Depending on the jurisdiction, these governmental approvals may involve public hearings and costly undertakings on the part of the Rig Charterers. The Rig Charterers may not obtain such approvals or such approvals may not be obtained in a timely manner. If the Rig Charterers fail to secure the necessary approvals or permits in a timely manner, their customers may have the right to terminate or seek to renegotiate their drilling services contracts to the Rig Charterers' detriment. The amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas could have a material adverse effect on the Rig Charterers' business, operating results or financial condition. Future earnings of the Rig Charterers may be negatively affected by compliance with any such new legislation or regulations. In addition, the Rig Charterers may become subject to additional laws and regulations as a result of future rig operations or repositioning. These factors may adversely affect the ability of the Rig Charterers to make charterhire payments to us.

Acts of terrorism and political and social unrest could adversely affect our results of operations and financial condition.

Political and social unrest and terrorist attacks, such as those in New York on September 11, 2001, and in London on July 7, 2005, and the continuing world-wide response to these attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts in North Africa and the Middle East and the presence of United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea.  Insurance premiums could increase and coverage may be unavailable in the future.  U.S. government regulations may effectively preclude us from actively engaging in business activities in certain countries.  These regulations could be amended to cover countries where we currently operate or where we may wish to operate in the future.  Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

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

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment could be materially less than the charterhire that would have been payable otherwise. In addition, we would bear all risk of loss or damage to a vessel under requisition for hire. Government requisition of one or more of our vessels may negatively impact our revenues and reduce the amount of dividends paid, if any, to our shareholders.

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

Most of the tanker vessels and oil/bulk/ore carriers, or OBOs, in our fleet are chartered to subsidiaries of Frontline Ltd, or Frontline, namely Frontline Shipping Limited, Frontline Shipping II Limited and Frontline Shipping III Limited, which we refer to collectively as the Frontline Charterers. In addition, we have chartered four of our drilling units to the Seadrill Charterers. Our other vessels that have charters attached to them are chartered to other customers under medium to long-term time and bareboat charters, except two which are on short-term time charters until April 2011 and August 2011, respectively.

The charter hire payments that we receive from our customers constitute substantially all of our operating cash flows. The Frontline Charterers have no business or sources of funds other than those related to the chartering of our tanker fleet to third parties.

Frontline Shipping Limited, or Frontline Shipping, and Frontline Shipping II Limited, or Frontline Shipping II, have, at March 22, 2011, established restricted cash deposits of $52 million and $10 million, respectively, as security for their obligations under the charters. In addition, Frontline guarantees the payment of charterhire with respect to Frontline Shipping and Frontline Shipping II.  The four vessels chartered to Frontline Shipping III Limited, or Frontline Shipping III, are non-double hull vessels on which the charters may be terminated at the option of Frontline Shipping III on giving 30 days notice. There are no equivalent guarantees or restricted cash deposits relating to Frontline Shipping III.

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

Most of our tanker vessels and our OBOs operate under time charters to the Frontline Charterers.  These charter contracts provide for base charterhire and additional profit sharing payments when the Frontline Charterers' earnings from deploying our vessels exceed certain levels. The exception to this is our non-double hull tanker vessels, which have been excluded from the annual profit sharing payment calculation since the relevant vessels' anniversary dates in 2010.  The majority of our vessels chartered to the Frontline Charterers are sub-chartered by the Frontline Charterers in the spot market, which is subject to greater volatility than the long-term time charter market.  Accordingly, the amount of profit sharing payments that we receive, if any, is primarily dependant on the strength of the spot market. Therefore, we cannot assure you that we will receive any profit sharing payments for any periods in the future.  Furthermore, our future quarterly dividend may depend on us receiving profit sharing payments or require that we continue to expand our fleet, so that in either case we receive cash flows in addition to the cash flows we receive from our base charterhire from the Frontline Charterers and charter payments from other customers.  As a result, we cannot assure you that we will continue to pay quarterly dividends.

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

From time to time, we enter into, among other things, charter parties with our customers, newbuilding contracts with shipyards, credit facilities with banks, interest rate swap agreements, currency swap agreements, total return bond swaps, and total return equity swaps. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates and dayrates received for specific types of vessels and drilling units, and various expenses. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel or drilling unit that is currently under charter or contract or may be able to obtain a comparable vessel or drilling unit at a lower rate.  As a result, charterers and customers may seek to renegotiate the terms of their existing charter parties and drilling contracts, or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Our principal shareholders Hemen Holding Ltd. and Farahead Investment Inc., which we refer to jointly as Hemen, are indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. Hemen also has significant shareholdings in Frontline, Seadrill, Golden Ocean Group Limited, or Golden Ocean, and Deep Sea Supply Plc, or Deep Sea, which are all our customers and/or suppliers. Currently, one of our directors, Kate Blankenship, is also a director of Frontline, Golden Ocean and Seadrill and another of our directors, Cecilie A. Fredriksen, the daughter of Mr. John Fredriksen, is also a director of Frontline and Golden Ocean. These two directors owe fiduciary duties to the shareholders of each company and may have conflicts of interest in matters involving or affecting us and our customers. In addition, due to any ownership they may have in common shares of Frontline, Golden Ocean, Deep Sea or Seadrill, they may have conflicts of interest when faced with decisions that could have different implications for Frontline, Golden Ocean, Deep Sea or Seadrill than they do for us. We cannot assure you that any of these conflicts of interest will be resolved in our favor.

The agreements between us and affiliates of Hemen may be less favorable to us than agreements that we could obtain from unaffiliated third parties.

The charters, management agreements, charter ancillary agreements and the other contractual agreements we have with companies affiliated with Hemen were made in the context of an affiliated relationship. Although every effort was made to ensure that such agreements were made on an arm's-length basis, the negotiation of these agreements may have resulted in prices and other terms that are less favorable to us than terms we might have obtained in arm's-length negotiations with unaffiliated third parties for similar services.

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

There is a risk that U.S. tax authorities could treat us as a "passive foreign investment company," which would have adverse U.S. federal income tax consequences to U.S. shareholders.

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

Under these rules, if our income from our time charters is considered to be passive rental income, rather than income from the performance of services, we will be considered to be a PFIC.  We believe that it is more likely than not that our income from time charters will not be treated as passive rental income for purposes of determining whether we are a PFIC. Correspondingly, we believe that the assets that we own and operate in the connection with the production of such income do not constitute passive assets for purposes of determining whether we are a PFIC.  This position is principally based upon the positions that (1) our time charter income will constitute services income, rather than rental income and (2) Frontline Management, which provides services to most of our time-chartered vessels, will be respected as a separate entity from the Frontline Charterers, with which it is affiliated. Nevertheless, for the 2010 taxable year and future taxable years, depending upon the relative amounts of income we derive from our various assets as well as their relative fair market values, we may be treated as a PFIC.

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

We believe that we and each of our subsidiaries qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income.  For example, Hemen owned 43.1% of our common shares at March 22, 2011.   There is therefore a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if other shareholders with a five percent or greater interest in our common shares were, in combination with Hemen, to own 50% or more of our outstanding common shares on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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

The Republic of Liberia enacted an income tax act generally effective as of January 1, 2001, or the New Act, which repealed, in its entirety, the prior income tax law in effect since 1977, pursuant to which our Liberian subsidiaries, as non-resident domestic corporations, were wholly exempt from Liberian tax.

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

In 2009, the Liberian Congress enacted the Economic Stimulus Taxation Act of 2009, which reinstates the treatment on non-resident Liberian corporations, such as our Liberian subsidiaries, under Prior Laws retroactive to January 1, 2001. This legislation will become effective when it is finally published by the Liberian government.

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

If any of our charters terminate, we may not be able to re-charter those vessels on a long-term basis with terms similar to the terms of our existing charters, or at all. The terms of our current charters for our tanker vessels to the Frontline Charterers end between 2013 and 2027. Frontline Shipping III has the option to terminate the charters for our non-double hull tanker vessels on giving 30 days notice.

Apart from the containerships SFL Avon and SFL Europa, which are on charters due to expire in April 2011 and August 2011, respectively, the vessels in our fleet that have charters attached to them are generally contracted to expire between two and 16 years from now.  However, we have granted some of our charterers purchase or early termination options that, if exercised, may effectively terminate our charters with these customers at an earlier date.  One or more of the charters with respect to our vessels may also terminate in the event of a requisition for title or a loss of a vessel.

In addition, under our vessel management agreements with Frontline Management, for a fixed management fee, Frontline Management is responsible for all of the technical and operational management of the vessels chartered by the Frontline Charterers, and will indemnify us against certain loss of hire and various other liabilities relating to the operation of these vessels.  We may terminate our management agreements with Frontline Management for any reason at any time on 90 days' notice or an agreement may be terminated if the relevant charter is terminated.

We currently have two containerships and three drybulk carriers which operate under time charters, and have entered into agreements to acquire a further nine drybulk carriers which are scheduled to operate under time charters. The agreements for the technical and operational management of these vessels are not fixed price agreements, and we cannot assure you that any further vessels which we may acquire in the future will be operated under fixed price management agreements.

Therefore, to the extent that we acquire additional vessels, our cash flow could be more volatile in the future and we could be exposed to increases in our vessel operating expenses, each of which could materially and adversely affect our results of operations and business.

If the delivery of any of the vessels that we have agreed to acquire is delayed or are delivered with significant defects, our earnings and financial condition could suffer.

As at March 22, 2011, we have entered into agreements to acquire nine additional drybulk carriers. A delay in the delivery of any of these vessels or the failure of the contract counterparty to deliver any of these vessels could cause us to breach our obligations under related charter, financing and sales agreements that we have entered into, and could adversely affect our revenues and results of operations. In addition, an acceptance of any of these vessels with substantial defects could have similar consequences.

Certain of our vessels are subject to purchase options held by the charterer of the vessel, which, if exercised, could reduce the size of our fleet and reduce our future revenues.

The market values of our vessels are expected to change from time to time depending on a number of factors including general economic and market conditions affecting the shipping industry, competition, cost of vessel construction, governmental or other regulations, prevailing levels of charter rates and technological changes. We have granted fixed price purchase options to certain of our customers with respect to the vessels they have chartered from us, and these prices may be less than the respective vessel's market value at the time the option may be exercised. In addition, we may not be able to obtain a replacement vessel for the price at which we sell the vessel. In such a case, we could incur a loss and a reduction in earnings.

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

As of December 31, 2010, the Company and its consolidated subsidiaries had approximately $1.6 billion in floating rate debt outstanding under our credit facilities, and a further $1.7 billion in unconsolidated wholly-owned subsidiaries accounted for under the equity method.  Although we use interest rate swaps to manage our interest rate exposure and have interest rate adjustment clauses in some of our chartering agreements, we are exposed to fluctuations in interest rates. For a portion of our floating rate debt, if interest rates rise, interest payments on our floating rate debt that we have not swapped into effectively fixed rates would increase.

As of December 31, 2010, the Company and its consolidated subsidiaries have entered into interest rate swaps to fix the interest on $1.0 billion of our outstanding indebtedness, and have also entered into interest rate swaps to fix the interest on $1.1 billion of the outstanding indebtedness of our equity-accounted subsidiaries.

An increase in interest rates could cause us to incur additional costs associated with our debt service, which may materially and adversely affect our results of operations. Our maximum exposure to interest rate fluctuations on our outstanding debt at December 31, 2010, was approximately $1.2 billion, including our equity-accounted subsidiaries.  A one percentage change in interest rates would at most increase or decrease interest expense by approximately $12 million per year as of December 31, 2010.  The maximum figure does not take into account that certain of our charter contracts include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding debt related to the assets on charter. At December 31, 2010, $1.9 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity-accounted subsidiaries. Of this amount, a total of $1.3 billion was subject to interest rate swaps and the balance of $615 million remained on a floating rate basis.

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

Since our original acquisitions from Frontline, we have expanded and diversified our fleet, and we are performing certain administrative services through our wholly-owned subsidiary Ship Finance Management AS.

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

We have significant indebtedness outstanding under our Senior Notes, convertible unsecured senior bonds and senior unsecured bonds. We have also entered into loan facilities that we have used to refinance existing indebtedness and to acquire additional vessels.  We may need to refinance some or all of our indebtedness on maturity of our Senior Notes, bonds or loan facilities and to acquire additional vessels in the future. We cannot assure you we will be able to do so on terms acceptable to us or at all. If we cannot refinance our indebtedness, we will have to dedicate some or all of our cash flows, and we may be required to sell some of our assets, to pay the principal and interest on our indebtedness. In such a case, we may not be able to pay dividends to our shareholders and may not be able to grow our fleet as planned.  We may also incur additional debt in the future.

Our loan facilities and the indentures for our Senior Notes and bonds subject us to limitations on our business and future financing activities, including:

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

•	maintain available cash on a consolidated basis of not less than $25 million;
•	maintain positive working capital on a consolidated basis; and
•	maintain a ratio of total liabilities to adjusted total assets of less than 0.80.

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

The market price of our common shares has been volatile. Since January 1, 2010, the closing market price of our common shares has ranged from a low of $13.81 on February 8, 2010, to a high of $22.84 on December 3, 2010. The market price of our common shares may continue to fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, any reductions in the payment of our dividends or changes in our dividend policy, mergers and strategic alliances in the shipping industry, market conditions in the shipping industry, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors and the general state of the securities market. The shipping industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price.

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

As of March 22, 2011, Hemen owned approximately 43.1% of our outstanding common shares. As a result of its ownership of our common shares, Hemen may influence our business, including the outcome of any vote of our shareholders. Hemen also currently beneficially owns substantial stakes in Frontline, Golden Ocean, Seadrill and Deep Sea. The interests of Hemen may be different from your interests.

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

We are an international ship owning company with one of the largest asset bases across the maritime and offshore industries. As at March 22, 2011, our assets consist of 29 oil tankers, eight OBOs currently configured to carry drybulk cargo, three drybulk carriers, nine container vessels, two jack-up drilling rigs, three ultra-deepwater drilling units, six offshore supply vessels and two chemical tankers. One of the oil tankers has been agreed to be sold, with delivery to its new owner expected by the end of March 2011.

Additionally we have contracted to purchase/take delivery of the following vessels:

•	seven newbuilding Handysize drybulk carriers, with estimated delivery in 2011 and 2012;

•	two newbuilding Supramax drybulk carriers, with estimated delivery in 2011; and

•	two 2010-built 13,800 TEU container vessels, with delivery estimated before the end of April 2011.

 Medium to long-term charters have been secured for all nine of the newbuilding drybulk carriers and the two 13,800 TEU container vessels.

Our customers currently include Frontline, Horizon Lines Inc., or Horizon Lines, Seadrill, North China Shipping Holdings Co. Ltd., or NCS, Sinochem Shipping Co. Ltd., or Sinochem, Heung-A Shipping Co. Ltd., or Heung-A, Deep Sea, CMA CGM SA, or CMA CGM, MCC Transport Singapore, Glovis Co. Ltd., Western Bulk, Hong Xiang Shipping and Apexindo.  Existing charters for most of our vessels range from two to 16 years, providing us with significant, stable base cash flows and high asset utilization.  Some of our charters include purchase options on behalf of the charterer, which if exercised would reduce our remaining charter coverage and contracted cash flow.

Our primary objective is to continue to grow our business through accretive acquisitions across a diverse range of marine and offshore asset classes. In doing so, our strategy is to generate stable and increasing cash flows by chartering our assets primarily under medium to long-term bareboat or time charters.

History of the Company

We were formed in 2003 as a wholly owned subsidiary of Frontline, which is one of the largest owners and operators of large crude oil tankers in the world. On May 28, 2004, Frontline announced the distribution of 25% of our common shares to its ordinary shareholders in a partial spin off, and our common shares commenced trading on the New York Stock Exchange, or the NYSE, under the ticker symbol "SFL" on June 17, 2004. Frontline subsequently made six further dividends of our shares to its shareholders and its ownership in our Company is now less than one percent.

Pursuant to an agreement entered into in December 2003, we purchased from Frontline, effective January 2004, a fleet of 47 vessels, comprising 23 Very Large Crude Carriers, or VLCCs, including an option to acquire one VLCC, 16 Suezmax tankers and eight OBOs.

Since January 1, 2005, we have diversified our asset base from the initial two asset types - crude oil tankers and OBOs - to eight asset types, now including container vessels, drybulk carriers, chemical tankers, jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels.

Since 2006, we have reduced our non-double hull tanker fleet from 18 vessels to four vessels, which are all chartered to Frontline Shipping III. One of the remaining non-double hull tankers has been agreed to be sold, with delivery to its new owner expected by the end of March 2011.

Most of our oil tankers and OBOs are chartered to the Frontline Charterers under longer term time charters that have remaining terms that range from two to 16 years. The Frontline Charterers, in turn, charter our vessels to third parties. The daily base charter rates payable to us under the charters have been fixed in advance and will decrease as our vessels age. Since their relevant anniversary dates in 2010, Frontline Shipping III has the option to terminate the charters for non-double hull vessels on giving 30 days notice. Frontline Shipping and Frontline Shipping II have established restricted cash deposits, which currently total $62 million, held by them as security against their charter commitments. In addition, Frontline guarantees the payment of charter hire with respect to Frontline Shipping and Frontline Shipping II.

We have entered into charter ancillary agreements with the Frontline Charterers, our vessel-owning subsidiaries and Frontline, which remain in effect until the last long term charter with the relevant Frontline Charterer terminates in accordance with its terms. Frontline has guaranteed the Frontline Charterers' obligations under the charter ancillary agreements. Under the terms of the charter ancillary agreements, the Frontline Charterers have agreed to pay us a profit sharing payment equal to 20% of the charter revenues they realize above specified threshold levels, paid annually and calculated on an average daily TCE basis.  Since the relevant anniversary dates in 2010, all of our non-double hull vessels have been excluded from the annual profit sharing payment calculation, and the time charter rate received from Frontline has been reduced to $7,500 per day, apart from Titan Aries (ex Edinburgh) for which the rate is $8,500 per day as long as it is employed under its current sub-charter.

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

The charters for the two jack-up drilling rigs, three ultra-deepwater drilling units, seven of the container vessels, six offshore supply vessels, two chemical tankers and two of the Suezmax tankers are all on bareboat terms, under which the respective charterer will bear all operating and maintenance expenses.

Acquisitions and Disposals

Acquisitions

In the year ended December 31, 2010, we entered into agreements relating to the acquisition of vessels as follows:

•
In February 2010, we agreed to terminate agreements made in June 2007 relating to the acquisition of four newbuilding container vessels for an aggregate cost of approximately $155 million. Concurrently, we agreed to acquire seven newbuilding Handysize drybulk carriers with delivery expected in 2011 and 2012, for an aggregate construction cost of approximately $188 million.

•
In March 2010, we took delivery of Everbright, the second newbuilding Suezmax tanker which we had agreed to purchase in November 2006. Immediately upon delivery from the shipyard, the Everbright was sold on hire-purchase terms and commenced a five year bareboat charter with annual purchase options during the charter period and a purchase obligation at the end of the charter in March 2015.

•	In October 2010, we took delivery of the newbuilding containership SFL Avon. Immediately upon delivery from the shipyard, the vessel commenced a time charter for an initial period of six months.

•
In August 2010, we agreed to purchase three Supramax drybulk carriers, and in the fourth quarter of 2010 we took delivery of the 2009-built SFL Hudson and the newbuilding SFL Yukon.  Immediately upon delivery from the shipyard, the vessels commenced time charters with terms of ten and eight years, respectively. The remaining vessel, SFL Sara, was delivered from the shipyard in the first quarter of 2011 and immediately commenced an eight year time charter.

•
In November 2010, we agreed to acquire two further newbuilding Supramax drybulk carriers for an aggregate construction cost of approximately $61 million. The vessels are expected to be delivered in the third quarter of 2011 and will commence 10 year time charters upon delivery.

Since January 1, 2011, we have entered into agreements relating to the acquisition or charter-in of vessels as follows:

•
In January 2011, we announced the acquisition of the 2007-built jack-up drilling rig Soehanah for an agreed purchase price of approximately $152 million. The rig was delivered in February 2011, and commenced a seven year bareboat charter back to the seller.

•
In March 2011, we announced that we have entered into an agreement, together with CMA CGM, the constructing shipyard and a financial institution, to acquire and charter-in two 2010-built 13,800 TEU container vessels in combination with 15-year time charters back to CMA CGM. Our investment is limited to $25 million per vessel, secured by junior mortgages.

Disposals

In the year ended December 31, 2010, we sold the following vessels:

•	In February 2010, we sold the VLCC Front Vista to a subsidiary of Frontline for total sales proceeds of approximately $59 million. A gain of $1.8 million was recorded on disposal.

•	In April 2010, we sold the single-hull VLCC Golden River to an unrelated third party for total sales proceeds of approximately $13 million. A loss of $0.1 million was recorded on disposal.

•
In September 2010, the single-hull VLCC Front Sabang was sold when its charterer exercised an option to purchase the vessel before the end of the charter. A gain of $0.4 million was recorded on disposal.

•
In December 2010, the charter on the drybulk carrier Golden Shadow was terminated and the vessel sold for approximately $21.5 million. A loss of $0.1 million was recorded on disposal, which is included in "Equity in earnings of associated companies".

Since January 1, 2011, we have entered into the following agreements relating to the disposal of vessels:

•
In February 2011, we agreed to sell the two single-hull VLCCs Front Ace and Ticen Sun (ex Front Highness) to unrelated parties for a combined gross sales price of $31.4 million. Ticen Sun was delivered to its new owner in February 2011, and Front Ace is expected to be delivered to its new owner by the end of March 2011.  A total gain on disposal of approximately $0.3 million is expected to be recorded.

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

(2)
Diversify our asset base.  Since January 1, 2005, we have diversified our asset base from two asset types, crude oil tankers and OBO carriers, to eight asset types including container vessels, drybulk carriers, chemical tankers, jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels.  We believe that there are other attractive markets that could provide us with the opportunity to further diversify our asset base.  These markets include vessels and other assets that are of long-term strategic importance to certain operators in the shipping and offshore industries. We believe that the expertise and relationships of our management, together with our relationship and affiliation with Mr. John Fredriksen, could provide us with incremental opportunities to expand our asset base.

(3)
Expand and diversify our customer relationships.  Since January 1, 2005, we have increased our customer base from one to 13 customers. Of these 13 customers, Frontline, Deep Sea and Seadrill are directly or indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family.  We intend to continue to expand our relationships with our existing customers and also to add new customers, as companies servicing the international shipping and offshore oil exploration markets continue to expand their use of chartered-in assets to add capacity.

(4)
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

Our jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels are chartered out on long-term charters to contractors, and we are therefore not directly exposed to the short term fluctuation in these markets. Jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels are normally chartered by oil companies on a shorter-term basis linked to area-specific well drilling or oil exploration activities, but there have also been longer period charters available when oil companies want to cover their longer term requirements for such vessels. Offshore supply vessels, ultra-deepwater drillships and semi-submersible drilling rigs are self-propelled, and can therefore easily move between geographic areas. Jack-up drilling rigs are not self-propelled, but it is common to move these assets over long distances on heavy-lift vessels. Therefore, the markets and competition for these rigs are effectively world-wide.

Competition for charters in all the above sectors is intense and is based upon price, location, size, age, condition and acceptability of the vessel/rig and its manager. Competition is also affected by the availability of other size vessels/rigs to compete in the trades in which we engage. Most of our existing vessels are chartered at fixed rates on a long-term basis and are thus not directly affected by competition in the short-term. However, the tankers and OBOs chartered to the Frontline Charterers and one of our jack-up drilling rigs are subject to profit sharing agreements, which will be affected by competition experienced by the charterers.

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

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry, particularly older tankers.  Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards.  We are required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations.  We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.  The international ballast water convention will, when ratified, require investment in new equipment on board our vessels, but it is not possible to quantify the costs of such modifications at this time. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.

The laws and regulations discussed below may not constitute a comprehensive list of all such laws and regulations that are applicable to the operation of our vessels and drilling units.

Flag State

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The "Shipping Industry Guidelines on Flag State Performance" evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at meetings of the IMO. Our vessels are flagged in Liberia, Singapore, the Bahamas, Cyprus, Malta, the Marshall Islands, France, the United States, Panama, Hong Kong and the Isle of Man.

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

•	30-year old tankers must be of double-hull construction or mid-deck design with double-sided construction; and

•	all tankers will be subject to enhanced inspections.

Also, under IMO regulations, a newbuild tanker of 5,000 dwt and above must be of double-hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

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

Under the regulations, as described above, the flag state may allow for some newer single-hull ships registered in its country that conform to certain technical specifications to continue operating until the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull tankers that are allowed to operate until their 25th anniversary to ports or offshore terminals. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate.

In December 2003, the MEPC adopted an amendment to the MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single hull oil tankers were required to be phased out no later than April 5, 2005, or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

Category of Single Hull Oil Tankers	Date or Year for Phase Out

Category 1:  oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks
April 5, 2005 for ships delivered on April 5, 1982 or earlier; 2005 for ships delivered after April 5, 1982

Category 2:  oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the requirements for protectively located segregated ballast tanks
and
Category 3:  oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.

April 5, 2005 for ships delivered on April 5, 1977 or earlier;
2005 for ships delivered after April 5, 1977 but before January 1, 1978;
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

The following table summarizes the impact of such regulations on the Company's single hull and double sided tankers:

Vessel Name	Vessel type	Vessel Category	Year Built	IMO phase out	Flag state exemption
Titan Aries	VLCC	Double sided	1993	2018	2018
Front Ace *	VLCC	Single hull	1993	2010	2015
Titan Orion	VLCC	Single hull	1992	2010	2015
Ticen Ocean	VLCC	Single hull	1991	2010	2015

* Front Ace has been sold, with delivery to its new owner expected by the end of March 2011.

In October 2004, the MEPC adopted a unified interpretation of regulation 13G that clarified the delivery date for converted tankers. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date shall be deemed to be the date of delivery of the ship, provided that:

•	the oil tanker conversion was completed before July 6, 1996;
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

In December 2003, the MEPC adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO, which includes most of the grades of marine fuel. The new regulation bans the carriage of HGO in single hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single hull oil tankers of 600 dwt and above but less than 5,000 dwt upon the anniversary of their delivery in 2008.

Under regulation 13H, HGO means any of the following:

•	crude oils having a density at 15ºC higher than 900 kg/m3;
•	fuel oils having either a density at 15ºC higher than 900 kg/ m3 or a kinematic viscosity at 50ºC higher than 180 mm2/s; or
•	bitumen, tar and their emulsions.

Under regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above carrying crude oil with a density at 15ºC higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and if, in the opinion of the flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.  The flag state may also allow continued operation of a single-hull oil tanker of 600 dwt and above but less than 5,000 dwt carrying HGO as cargo if, in the opinion of the flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

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

Revised Annex 1 to the MARPOL Convention entered into force in January 2007. Revised Annex 1 incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20 in the revised Annex) and regulation 13H (regulation 21 in the revised Annex). Revised Annex 1 also imposes construction requirements for oil tankers delivered on or after January 1, 2010. A further amendment to revised Annex 1 includes an amendment to the definition of HGO that will broaden the scope of regulation 21. On August 1, 2007 regulation 12A (an amendment to Annex I) came into force requiring fuel oil tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600m3 and above which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, for which the keel is laid on or after February 1, 2008.

Non-compliance with the ISM Code or with other IMO regulations may subject a shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in denial of access to, or detention in, some ports including United States and European Union ports.

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

In October 2008, the MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter, and ozone-depleting substances, which entered into force on July 1, 2010.  The amended Annex VI reduces air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships, by reducing the global sulfur fuel cap initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The United States ratified the Annex VI amendments in October 2008, and the U.S. Environmental Protection Agency, or EPA, promulgated equivalent emissions standards in late 2009.

The MEPC has designated the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as an Emission Control Area, or ECA, under the MARPOL Annex VI amendments. The new ECA will enter into force in August 2012, whereupon fuel used by all vessels operating in the ECA cannot exceed 1.0% sulfur, dropping to 0.1% sulfur in 2015. Additionally, from 2016 NOx after-treatment requirements will also apply. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from maritime diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditure or otherwise increase the costs of our operations.

With effect from January 1, 2010, the Directive 2005/33/EC of the European Parliament and of the Council of July 6, 2005 amending Directive 1999/32/EC came into force. The objective of the directive is to reduce emission of sulfur dioxide from the combustion of petroleum derived fuels. This shall be achieved by imposing limits on the sulfur content of such fuels as a condition for their use within a Member State territory. The maximum sulfur content in fuels to be used by merchant ships whilst alongside a berth or wharf in EU countries after January 1, 2010, is 0.10% by volume. Ships owned by us may be supplied with low sulfur Marine Gas Oil as replacement for Marine Diesel Oil in the future. Although our vessels have carried out extensive tests and discharge operations using fuels which meet the specification of less than 0.10% sulfur, the technical complexity of meeting the new requirements may require modifications in the future.

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

The ISM Code requires that vessel managers or operators obtain a safety management certificate for each vessel they operate.  This certificate evidences compliance by a vessel's management with ISM Code requirements for a safety management system.  No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code.  The appointed ship managers have obtained documents of compliance for their officers and safety management certificates for all of our vessels for which certificates are required by the IMO. These documents of compliance and safety management certificates are renewed as required.

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

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ship's Ballast Water and Sediments, the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements beginning in 2009, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. However, the MEPC passed a resolution in March 2010 encouraging the ratification of the BWM Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. If mid-ocean ballast exchange is made mandatory throughout the United States or internationally, or if ballast water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers, and the costs of ballast water treatment may be material.

Oil Pollution Liability

Although the United States is not a party, many countries have ratified and follow the liability plan adopted by the IMO and set out in the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject under certain circumstances to certain defenses and limitations. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC. We believe that our insurance will cover the liability under the plan adopted by the IMO.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunker Convention has been ratified by a sufficient number of nations for entry into force, and became effective on November 21, 2008.

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

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation), and the greater of $3,200 per gross ton or $23.496 million for any single-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo, and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident is directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if a responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

In response to the fire and explosion that took place on the drilling rig Deepwater Horizon in the Gulf of Mexico in April 2010, the U.S. Congress is currently considering a number of bills that could potentially modify or eliminate the limits of liability under OPA.  Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

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

Other Environmental Initiatives

In addition, the U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal and remediation and damages, and complements the remedies available under OPA and CERCLA discussed above.  Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA.  Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels.  The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, and in 2009 the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

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

European Union Regulations

The EU has adopted legislation that would (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six-month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment, and (2) provide the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. In addition, EU regulations enacted in 2003 now prohibit all single-hull tankers from entering its ports or offshore terminals.

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

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2012, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. In addition, the EU indicated that it intended to propose an expansion of the existing EU emissions trading scheme to include emissions of greenhouse gases from marine vessels, if such emissions were not regulated through the IMO or the UNFCCC by December 31, 2010, which did not occur.

In the U.S., the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations governing the emission of greenhouse gases from motor vehicles. The EPA may decide in the future to regulate greenhouse gas emissions from ships, and has already been petitioned by the California Attorney General and a coalition of environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including the climate change initiatives that are being considered in the U.S. Congress.  In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments. Any passage of climate control legislation or other regulatory initiatives by the EU, U.S., IMO or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

Offshore Drilling Regulations

Our offshore drilling units are subject to many of the above environmental laws and regulations relating to vessels, but also subject to laws and regulations focused on offshore drilling operations.

For example, the U.S. Bureau of Ocean Energy Management, Regulation and Enforcement, or BOEMRE, periodically issues guidelines for rig fitness requirements in the Gulf of Mexico and may take other steps that could increase the cost of operations or reduce the area of operations for the Company's units, thus reducing their marketability. Implementation of BOEMRE guidelines or regulations may subject us to increased costs or limit the operational capabilities of our units, and could materially and adversely affect the our operations and financial condition.

In addition to the MARPOL, OPA, and CERCLA requirements described above, our international operations in the offshore drilling segment are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the importation of and operation of drilling units and equipment, currency conversions and repatriation, oil and gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling units and other equipment. New environmental or safety laws and regulations could be enacted, which could adversely affect our ability to operate in certain jurisdictions. Governments in some countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas and other aspects of the oil and gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings. Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003 the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S. Similarly, in December 2002 amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, in order to trade internationally a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

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

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

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

D.   PROPERTY, PLANT AND EQUIPMENT

We own a substantially modern fleet of vessels. The following table sets forth the fleet that we own or have contracted for delivery as of March 22, 2011.

Vessel	Approximate		Construction		Charter	Charter Termination
	Built	Dwt.		Flag	Classification	Date

VLCCs
Ticen Ocean (ex Front Lady)	1991	284,000	Single-hull	PAN	Operating lease	2015 (1)
Titan Orion (ex Front Duke)	1992	284,000	Single-hull	PAN	Operating lease	2014 (1)
Front Ace	1993	276,000	Single-hull	LIB	Operating lease	2011 (5)
Titan Aries (ex Edinburgh)	1993	302,000	Double-side	LIB	Operating lease	2013 (1)
Front Century	1998	311,000	Double-hull	MI	Capital lease	2021
Front Champion	1998	311,000	Double-hull	BA	Capital lease	2022
Front Vanguard	1998	300,000	Double-hull	MI	Capital lease	2021
Front Circassia	1999	306,000	Double-hull	MI	Capital lease	2021
Front Opalia	1999	302,000	Double-hull	MI	Capital lease	2022
Front Comanche	1999	300,000	Double-hull	FRA	Capital lease	2022
Golden Victory	1999	300,000	Double-hull	MI	Capital lease	2022
Ocana (ex Front Commerce)	1999	300,000	Double-hull	IoM	Capital lease	2022
Front Scilla	2000	303,000	Double-hull	MI	Capital lease	2023
Oliva (ex Ariake)	2001	299,000	Double-hull	BA	Capital lease	2023
Front Serenade	2002	299,000	Double-hull	LIB	Capital lease	2024
Otina (ex Hakata)	2002	298,465	Double-hull	IoM	Capital lease	2025

Ondina (ex Front Stratus)	2002	299,000	Double-hull	LIB	Capital lease	2025
Front Falcon	2002	309,000	Double-hull	BA	Capital lease	2025
Front Page	2002	299,000	Double-hull	LIB	Capital lease	2025
Front Energy	2004	305,000	Double-hull	CYP	Capital lease	2027
Onoba (ex Front Force)	2004	305,000	Double-hull	MI	Capital lease	2027

Suezmaxes
Front Pride	1993	150,000	Double-hull	MI	Capital lease	2017
Front Glory	1995	150,000	Double-hull	MI	Capital lease	2018
Front Splendour	1995	150,000	Double-hull	MI	Capital lease	2019
Front Ardenne	1997	153,000	Double-hull	MI	Capital lease	2020
Front Brabant	1998	153,000	Double-hull	MI	Capital lease	2021
Mindanao	1998	159,000	Double-hull	SG	Capital lease	2021
Glorycrown	2009	156,000	Double-hull	HK	Capital lease	2014 (2)
Everbright	2010	156,000	Double-hull	HK	Capital lease	2015 (2)

Chemical Tankers
Maria Victoria V	2008	17,000	Double-hull	PAN	Operating lease	2018
SC Guangzhou	2008	17,000	Double-hull	PAN	Operating lease	2018

OBO Carriers
Front Breaker	1991	169,000	Double-hull	MI	Capital lease	2015
Front Climber	1991	169,000	Double-hull	SG	Capital lease	2015
Front Driver	1991	169,000	Double-hull	MI	Capital lease	2015
Front Guider	1991	169,000	Double-hull	SG	Capital lease	2015
Front Leader	1991	169,000	Double-hull	SG	Capital lease	2015
Front Rider	1992	170,000	Double-hull	SG	Capital lease	2015
Front Striver	1992	169,000	Double-hull	SG	Capital lease	2015
Front Viewer	1992	169,000	Double-hull	SG	Capital lease	2015

Handysize Drybulk Carriers
TBN/ SFL Clyde (NB)	2012	32,000	n/a	HK	n/a	2015(6)
TBN/ SFL Dee (NB)	2012	32,000	n/a	HK	n/a	2015(6)
TBN/ SFL Trent (NB)	2011	34,000	n/a	HK	n/a	2016(6)
TBN/ SFL Kent (NB)	2012	34,000	n/a	HK	n/a	2017(6)
TBN/ SFL Tyne (NB)	2011	32,000	n/a	HK	n/a	2014(6)
TBN/ SFL Spey (NB)	2011	34,000	n/a	HK	n/a	2016(6)
TBN/ SFL Medway (NB)	2011	34,000	n/a	HK	n/a	2016(6)

Supramax Drybulk Carriers
SFL Hudson	2009	57,000	n/a	HK	Operating lease	2020
SFL Yukon	2010	57,000	n/a	HK	Operating lease	2018
SFL Sara	2011	57,000	n/a	HK	Operating lease	2019
TBN/ SFL Kate (NB)	2011	57,000	n/a	HK	n/a	2021(6)
TBN/ SFL Humber (NB)	2011	57,000	n/a	HK	n/a	2021(6)

Containerships
SFL Europa (ex Montemar Europa)	2003	1,700 TEU	n/a	MI	Operating lease	2011
Asian Ace (ex Sea Alfa)	2005	1,700 TEU	n/a	MAL	Operating lease	2020 (2)
Green Ace (ex Sea Beta)	2005	1,700 TEU	n/a	MAL	Operating lease	2020 (2)
Horizon Hunter	2006	2,800 TEU	n/a	U.S.	Operating lease	2018 (2)
Horizon Hawk	2007	2,800 TEU	n/a	U.S.	Operating lease	2019 (2)
Horizon Falcon	2007	2,800 TEU	n/a	U.S.	Operating lease	2019 (2)

Horizon Eagle	2007	2,800 TEU	n/a	U.S.	Operating lease	2019 (2)
Horizon Tiger	2006	2,800 TEU	n/a	U.S.	Operating lease	2019 (2)
SFL Avon	2010	1,700 TEU	n/a	MI	Operating lease	2011

Jack-Up Drilling Rigs
West Prospero	2007	400 ft	n/a	PAN	Capital lease	2022 (2)
Soehanah	2007	375 ft	n/a	PAN	n/a	2018 (7)

Ultra-Deepwater Drill Units
West Polaris	2008	10,000 ft	n/a	PAN	Capital lease	2023 (2)
West Hercules	2008	10,000 ft	n/a	PAN	Capital lease	2023 (2)
West Taurus	2008	10,000 ft	n/a	PAN	Capital lease	2023 (2)

Offshore supply vessels
Sea Leopard	1998	AHTS (3)	n/a	CYP	Capital lease	2020 (2)
Sea Bear	1999	AHTS (3)	n/a	CYP	Capital lease	2020 (2)
Sea Cheetah	2007	AHTS (3)	n/a	CYP	Operating lease	2019 (2)
Sea Jaguar	2007	AHTS (3)	n/a	CYP	Operating lease	2019 (2)
Sea Halibut	2007	PSV (4)	n/a	CYP	Operating lease	2019 (2)
Sea Pike	2007	PSV (4)	n/a	CYP	Operating lease	2019 (2)

NB – Newbuilding
Key to Flags:

BA – Bahamas, CYP - Cyprus, MAL – Malta, FRA - France, IoM - Isle of Man, HK – Hong Kong, LIB - Liberia, MI - Marshall Islands, PAN – Panama, SG - Singapore, U.S. - United States of America.

(1)   Charter subject to early termination at the Frontline Charterer's option.

(2)   Charterer has purchase options during the term of the charter.

(3)   Anchor handling tug supply vessel (AHTS).

(4)   Platform supply vessel (PSV).

(5)   Front Ace has been sold, with delivery to its new owner expected in March 2011.

(6)   Charter has been agreed.

(7)   Charter has been agreed and includes purchase options.

In addition to the above vessels, in March 2011, we announced that we have entered into an agreement, together with CMA CGM, the constructing shipyard and a financial institution, to acquire and charter-in two 2010-built 13,800 TEU container vessels in combination with 15-year time charters back to CMA CGM. Our investment is limited to $25 million per vessel, secured by junior mortgages.

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

Fleet Development

The following table summarizes the development of our active fleet of vessels.

	Total fleet	Additions/		Total fleet	Additions/		Total fleet
	December 31,	Disposals		December 31,	disposals		December 31,
	2008	2009		2009	2010		2010
Oil Tankers	33	+1	-2	32	+1	-3	30
Chemical tankers	2			2			2
OBO / Dry bulk carriers	9			9	+2	-1	10
Container vessels	8			8	+1		9
Jack-up drilling rigs	2		-1	1			1
Ultra-deepwater drill units	3			3			3
Offshore supply vessels	6			6			6
Total Active Fleet	63	+1	-3	61	+4	-4	61

The following deliveries have taken place or are scheduled to take place after December 31, 2010:

•	the Suezmax oil tankers Glorycrown and Everbright are scheduled for delivery to their new owners in 2014 and 2015, respectively;

•	the jack-up drilling rig Soehanah was delivered to us in February 2011;

•	the Supramax drybulk carrier SFL Sara was delivered to us in February 2011;

•	two newbuilding Supramax drybulk carriers are scheduled for delivery to us in 2011;

•	seven newbuilding Handysize drybulk carriers are scheduled for delivery to us in 2011 and 2012; and

•
the single-hull VLCCs Ticen Sun (ex Front Highness) and Front Ace have been sold, with the former being delivered to its new owner in February 2011 and the latter scheduled for delivery to its new owner in March 2011.

•
in March 2011, we announced that we have entered into an agreement, together with CMA CGM, the constructing shipyard and a financial institution, to acquire and charter-in two 2010-built 13,800 TEU container vessels in combination with 15-year time charters back to CMA CGM. Our investment is limited to $25 million per vessel, secured by junior mortgages. The vessels are expected to be delivered before the end of April 2011.

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

Revenues

Our revenues derive primarily from our long-term, fixed-rate charters. Most of the vessels that we have acquired from Frontline are chartered to the Frontline Charterers under long-term time charters that are generally accounted for as direct financing leases.

Direct financing and sales-type lease interest income reduces over the terms of our leases as progressively a lesser proportion of the lease rental payment is allocated as lease interest income, and a higher amount is treated as repayment of the lease.

Our future earnings are dependent upon the continuation of our existing lease arrangements and our continued investment in new lease arrangements. Future earnings may also be significantly affected by the sale of vessels. Investments and sales which have affected our earnings since January 1, 2010, are listed in Item 4 above under acquisitions and disposals. Some of our lease arrangements contain purchase options which, if exercised by our charterers, will affect our future leasing revenues.

We have profit sharing agreements with some of our charterers, in particular with the Frontline Charterers. Revenues received under profit sharing agreements depend upon the returns generated by the charterers from the deployment of our vessels. These returns are subject to market conditions which have historically been subject to significant volatility.

Vessel Management Expenses

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

In addition to the vessels on charter to the Frontline Charterers, we also have two 1,700 TEU container vessels and three Supramax drybulk carriers employed on time charters. Additionally, the seven Handysize drybulk carriers and two Supramax drybulk carriers currently under construction are scheduled to be employed on time charters following delivery from the shipyards. We have outsourced the technical management for these vessels and we pay operating expenses for the vessels as they are incurred.  The remaining vessels we own that have charters attached to them are employed on bareboat charters, where the charterer pays all operating expenses, including maintenance, drydocking and insurance.

Administrative Expenses

We have entered into an administrative services agreement with Frontline Management under which they provide us with certain administrative support services, and have agreed to reimburse them for reasonable third party costs, if any, advanced on our behalf. Some of the compensation paid to Frontline Management is based on cost sharing for the services rendered based on actual incurred costs plus a margin.

Interest Expenses

Other than the interest expense associated with our 8.5% Senior Notes, our 3.75% convertible senior unsecured bonds and our NOK500 million senior unsecured bonds, the amount of our interest expense will be dependent on our overall borrowing levels and may significantly increase when we acquire vessels or on the delivery of newbuildings. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. Interest expense may also change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments that we enter into.

Mark-to-Market Adjustments

In order to hedge against fluctuations in interest rates, we have entered into interest rate swaps which effectively fix the interest payable on a portion of our floating rate debt. We have also entered into interest/currency swaps in order to fix both the interest and exchange rates applicable to the payment of interest and eventual settlement on our floating rate NOK bonds. Although the intention is to hold such financial instruments until maturity, US GAAP requires us to record them at market valuation in our financial statements. Adjustments to the mark-to-market valuation of these derivative financial instruments, which are caused by variations in interest and exchange rates, are reflected in results of operations and other comprehensive income. Accordingly, our financial results may be affected by fluctuations in interest and exchange rates.

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

Revenue Recognition

Revenues are generated from time charter and bareboat charter hires, and profit sharing arrangements, and are recognized on an accrual basis. Each charter agreement is evaluated and classified as an operating lease or a capital lease (see Leases below). Rental receipts from operating leases are recognized in income over the period to which the payment relates.

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

The Frontline Charterers have agreed to pay us a profit sharing payment equal to 20% of the charter revenues they realize on our fleet above specified threshold levels, paid annually and calculated on an average daily TCE basis. The non-double hull tankers have been excluded from the annual profit sharing payment calculation since the relevant vessels' anniversary dates in 2010. For each profit sharing period, the threshold is calculated as the number of days in the period multiplied by the daily threshold TCE rates for the applicable vessels. Profit sharing revenues are recorded when earned and realizable.

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

If the estimated economic useful life or estimated residual value of a particular vessel is incorrect, or circumstances change and the estimated economic useful life and/or residual value have to be revised, an impairment loss could result in future periods. We monitor the carrying values of our vessels, including direct financing lease assets, and revise the estimated useful lives and residual values of any vessels where appropriate, particularly when new regulations are implemented.

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

For direct financing leases, the difference between the gross investment in the lease and the carrying value of the vessel is recorded as unearned lease interest income. The net investment in the lease consists of the gross investment less the unearned income. Over the period of the lease each charter payment received, net of vessel operating costs if applicable, is allocated between "lease interest income" and "repayment of investment in lease" in such a way as to produce a constant percentage rate of return on the balance of the net investment in the lease. Thus, as the balance of the net investment in each direct financing lease decreases, a lower proportion of each lease payment received is allocated to lease interest income and a greater proportion is allocated to lease repayment. For direct financing leases relating to time chartered vessels, the portion of each time charter payment received that relates to vessel operating costs is classified as "lease service revenue".

The implicit rate of return for each of the Company's direct financing leases is derived according to ASC Topic 840 "Leases" using the fair value of the asset at the lease inception (which is either the cost of the asset if acquired from an unrelated third party, or independent valuation if acquired from a related party), the minimum contractual lease payments and the estimated residual values.

For sales-type leases, the difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned lease interest income. The discount rate used in determining the present values (or fair value) is the interest rate implicit in the lease, as defined in ASC Topic 840-10-20.  The present value of the minimum lease payments, computed using the interest rate implicit in the lease, is recorded as the sales price, from which the carrying value of the vessel at the commencement of the lease is deducted in order to determine the profit or loss on sale. As is the case for direct financing leases, the unearned lease interest income is amortized to income over the period of the lease so as to produce a constant periodic rate of return on the net investment in the lease. In addition, in the case of a sales-type lease, the difference between the fair value (or sales price) and the carrying value (or cost) of the asset is recognized as "profit on sale" in the period in which the lease commences.

We estimate the unguaranteed residual value of our direct financing lease assets at the end of the lease period by calculating depreciation in accordance with our accounting policies over the estimated useful life of the asset. Residual values are reviewed at least annually to ensure that original estimates remain appropriate.

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

Classification of a lease involves the use of estimates or assumptions about fair values of leased vessels and expected future values of vessels.  We generally base our estimates of fair value on independent broker valuations of each of our vessels.  Our estimates of expected future values of vessels are based on current fair values amortized in accordance with our standard depreciation policy for owned vessels.

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

In the second quarter of 2009, the Company carried out a review of the carrying value of its vessels, drilling rigs and long-term investment in the second quarter of the year ended December 31, 2009, and concluded that the carrying values of its six single-hull vessels, excluding those sold under sales-type lease agreements, and its investment were impaired. Following the impairment charges taken against these assets, the review of the carrying value of long-lived assets as at December 31, 2010, indicated that none of the Company's asset values are further impaired.

Vessel Market Values

During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value of certain of our vessels may have declined below those vessels' carrying value. However, we would not impair those vessels' carrying value under our accounting impairment policy, because the future cash flows receivable from the vessels' existing charters and their remaining operating lives generally exceed such vessels' carrying values.

As we obtain information from various industry and other sources, our estimates of vessel market values are inherently uncertain. In addition, vessel values are highly volatile and any estimate of market value may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them. Moreover, we are not holding our vessels for sale, except as otherwise noted in this report, and many of our vessels are currently employed under long-term charters or leases or other arrangements. There is not a ready liquid market for vessels that are subject to such arrangements.

We will report, in subsequent filings, whether the aggregate market value of our owned vessels is lower than the aggregate historical book value, and if so, to what extent.

Mark-to-Market Valuation of Financial Instruments

The Company enters into interest rate and currency swap transactions, total return bond swaps and total return equity swaps. As required by ASC Topic 815 "Derivatives and Hedging", the mark-to-market valuations of these transactions are recognized as assets or liabilities, with changes in their fair value recognized in the consolidated statements of operations or, in the case of swaps designated as hedges to underlying loans, in other comprehensive income. To determine the market valuation of these instruments, we use a variety of assumptions that are based on market conditions and risks existing at each balance sheet date. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

Variable Interest Entities

A variable interest entity is defined in ASC Topic 810 "Consolidation" ("ASC 810") as a legal entity where either (a) the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated support; (b) equity interest holders as a group lack either i) the power to direct the activities of the entity that most significantly impact on its economic success, ii) the obligation to absorb the expected losses of the entity, or iii) the right to receive the expected residual returns of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

ASC 810 requires a variable interest entity to be consolidated by its primary beneficiary, being the interest holder, if any, which has both (1) the power to direct the activities of the entity which most significantly impact on the entity's economic performance, and (2) the right to receive benefits or the obligation to absorb losses from the entity which could potentially be significant to the entity.

In applying the provisions of ASC 810, we must make assessments in respect of, but not limited to, the sufficiency of the equity investment in the underlying entity and the extent to which interest holders have the power to direct activities. These assessments include assumptions about future revenues and operating costs, fair values of assets, and estimated economic useful lives of assets of the underlying entity.

Recent accounting pronouncements

In December 2009, the FASB issued Accounting Standards Update 2009-17 "Improvements to Financial Reporting by Enterprises Involved with Variable interest Entities" ("ASU 2009-17"). ASU 2009-17 amends the evaluation criteria to identify the primary beneficiary of a variable interest entity provided by FASB Interpretation No. 46(R).  Additionally, ASU 2009-17 requires ongoing reassessments of whether an enterprise is the primary beneficiary of the variable interest entity and additional disclosures. The adoption of ASU 2009-17 by the Company with effect from January 1, 2010, did not have a material impact on its consolidated financial position, results of operations, and cash flows.

In January 2010, the FASB issued ASU 2010-01 "Accounting for Distributions to Shareholders with Components of Stock and Cash" ("ASU 2010-01") in order to eliminate diversity in the way different enterprises reflect new shares issued as part of a distribution in their calculation of Earnings Per Share ("EPS"). The provisions of ASU 2010-01 are effective on a retrospective basis and their adoption had no impact on the Company's reported EPS.

In January 2010, the FASB issued ASU 2010-06 "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements related to Level 3 measurements. The adoption of ASU 2010-06 with effect from January 1, 2010, did not have a material impact on the Company's disclosures or consolidated financial position, results of operations, and cash flows.

In July 2010, the FASB issued ASU 2010-20 "Disclosures about the Credit Quality of Financing Receivables and Allowance for Credit Losses" ("ASU 2010-20"), in order to address concerns about the sufficiency, transparency and robustness of credit risk disclosures for finance receivables and the related allowance for credit losses. The adoption of ASU 2010-20 with effect from January 1, 2010, did not have a material impact on the Company's disclosures or consolidated financial position, results of operations, and cash flows.

Market Overview

The Oil Tanker Market

According to industry sources, global oil demand increased by 3.2% in 2010 and overall demand for tankers was high. The tanker markets, however, suffered from a 5% increase in capacity and, in addition, very little capacity was tied up in storage as there was virtually no contango in the oil markets.

The oil tanker market entered 2010 on a reasonably strong note driven by the improving global economy and increasing oil consumption, especially in the Asian (Chinese) economies. According to industry sources, the average TCE rate for a modern VLCC was $59,000 per day in the first half of 2010. However, rates gradually weakened during the year due to high deliveries of new tonnage and in the second half of 2010 averaged only $27,000 per day. Overall, for 2010 the average TCE rate for a modern VLCC was $42,500 per day, an increase on the average of $36,500 per day in 2009. The overall market for oil tankers, including Suezmax tankers, reflected this pattern.

According to industry sources, the world-wide tanker fleet increased by about approximately 5% during 2010, calculated on an annual average basis. At the end of 2010, the total orderbook for VLCCs consisted of 185 vessels, representing approximately 34 % of the existing fleet, and the total order book for Suezmax tankers consisted of 146 vessels, representing approximately 36% of the existing fleet.

The overall weak tanker market in the second half of 2010 and continued firm demolition prices led to steady levels of scrapping of single-hull tankers during 2010. The phase-out process of non-double hull tankers from the world-wide fleet was generally assumed to be completed in 2010, despite the possibility that they could trade in countries that have not ratified the relevant IMO regulation.

The Drybulk Shipping Market

Continuing the experience of recent years, the drybulk shipping market experienced another turbulent year in 2010. The year began fairly strongly driven by the momentum from the second half of 2009, as well as an improving global economy. However, the second half of 2010 was not as strong as the first half. Overall, industry sources indicate that drybulk cargoes increased by approximately 9% from 2009 to 2010, while drybulk capacity increased by approximately 14% as a result of new ships delivered from yards. Port congestion and more frequent ballast voyages, caused by imbalances in trade between the Atlantic and the Pacific, absorbed some of the surplus capacity.

During 2010, there was a high level of contracting of drycargo newbuildings, particularly in the first half of the year and especially for Capesize and Panamax vessels. However, deliveries of newbuildings continue to fall substantially below planned levels, due to significant cancellations and slippage, especially for Panamax and smaller vessels. This continued to improve the balance of the market, and led to better-than-expected markets during 2010.

During 2010, in general Capesize vessels performed less well than Handysize, Supramax and Panamax vessels. The average rate for Capesize drybulk carriers was $32,800 per day during 2010, representing a 16% decline from 2009. The average rate for Panamax drybulk carriers was $25,800 per day, representing a 30% increase from 2009. During parts of 2010, the market was split in two tiers, with the market/rates for Panamax and smaller vessels being fairly strong and balanced, while the market for Capesize vessels was trading at levels close to operating costs.

The Containership Market

The container market began 2010 on a strong note, building on momentum from the second half of 2009. The growth rates in the main trades were extremely strong especially for the first half of 2010, which to a large extent was driven by re-stocking. The global container trade grew by approximately 13% during 2010. The strong demand and widespread 'super slow-steaming' led to high utilization rates of the fleet, and operators enjoyed very substantial increases in box-rates, especially in the dominant Far East-Europe trade. However, over the course of 2010, idle capacity was steadily reduced, from approximately 10% of the world-wide fleet at the beginning of the year to about 2.5% at the end, split fairly evenly between operators and tonnage providers. Overall, 2010 was a record breaking profitable year for the larger operators.

Towards the end of 2010, the growth rates eased significantly and box-rates deteriorated, although they remained at healthy levels. Certain 'pockets' of the industry are still adversely affected by deliveries of the vessels ordered at the peak of the market in 2007/08.

Deliveries of newbuildings continue to exceed orders for new vessels, resulting in the order-book as a percentage of the existing fleet decreasing from approximately 36 % at the end of 2009 to 26% at the end of 2010. This is the lowest level for several years and is the main reason for the wide-spread optimism for the container market in the medium to long term.

Freight rates per TEU increased in 2010 by about 30% from the previous year, calculated on a yearly average basis. However, after gaining steadily during the first three quarters, rates fell in the last quarter. Rates were especially strong for the larger units (4,000 TEU+) and returned to historical averages, although rates for smaller units still have some 30-40% to go to reach the historical averages.

The Offshore Market

The increase in oil and gas prices to record levels in 2008 created a world-wide increase in offshore exploration drilling activity, prompting a significant increase in dayrates for drilling units and high levels of orders for newbuilding jack-up rigs and ultra-deepwater drilling units. The oil price declined from its record high of approximately $140 per barrel in 2008 to an average of $62 per barrel in 2009, but in 2010 the price recovered to an average of $79 per barrel. This resulted in oil and gas companies increasing their investment in offshore exploration and development activity by between 5% and 10% in 2010. Although the major accident in April 2010 at the Macondo well in the Gulf of Mexico heightened safety and environmental concerns within the offshore oil and gas sector, a strong recovery in offshore drilling activity took place in 2010.

Day rates for drilling units of all types declined in 2009 from their peak in 2008, and the decline continued in 2010, albeit to a smaller degree. Rig utilisations in 2010 were roughly the same as in 2009, despite the increase in the size of the world-wide fleet, and day-rates for drilling units fell by about 15% for ultra-deepwater units and 10% for mid-water units. In 2010, the tendency for oil companies to differentiate between standard and premium drilling units increased further. In particular, the market for older jack-up rigs weakened in 2010.

Following the surge in newbuilding orders in 2008 and the decline in day-rates in 2009 and 2010, for most of 2010, the level of orders placed with yards for new units was generally low. However, towards the end of 2010 the yards were offering attractive prices and slots, resulting in an increased level of new orders. Overall, 28 new orders were placed in 2010, up significantly from 10 orders in 2009, but substantially lower than the 58 placed in 2008.

The above overviews of the various sectors in which we operate are based on current market conditions. However, market developments cannot always be predicted and may differ from our current expectations.

Seasonality

Most of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. One of our jack-up drilling rigs and most of our tankers and OBOs are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. However, profit sharing is calculated annually and the effects of seasonality will be limited to the timing of our profit sharing revenues.

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

Results of Operations

Year ended December 31, 2010 compared with the year ended December 31, 2009

Net income for the year ended December 31, 2010 was $165.7 million, a decrease of 14% from the year ended December 31, 2009.

(in thousands of $)	2010	2009

Total operating revenues	308,060	345,220
Gain on sale of assets	28,104	24,721
Total operating expenses	(124,319)	(160,677)
Net operating income	211,845	209,264
Interest income	21,107	240
Interest expense	(101,432)	(117,075)
Other financial items (net)	(16,221)	24,540
Equity in earnings of associated companies	50,413	75,629
Net income	165,712	192,598

Net operating income was slightly higher in 2010, with a reduction in operating revenues offset by a reduction in operating expenses. Net income was lower in 2010, largely due to the effect of other financial items.

One drybulk carrier, sold in December 2010, and three ultra-deepwater drilling units were accounted for under the equity method during 2010 and 2009. The operating revenues of the wholly-owned subsidiaries owning these assets are included under "equity in earnings of associated companies", where they are reported net of operating and non-operating expenses.

Operating revenues

(in thousands of $)	2010	2009

Direct financing and sales-type lease interest income	126,777	151,368
Finance lease service revenues	76,876	88,953
Profit sharing revenues	30,566	33,018
Time charter revenues	4,429	2,836
Bareboat charter revenues	68,927	68,854
Other operating income	485	191
Total operating revenues	308,060	345,220

Total operating revenues decreased 11% in the year ended December 31, 2010 compared with 2009.

In general, direct financing and sales-type lease interest income reduces over the terms of our leases, as progressively a lesser proportion of the lease rental payment is allocated to interest income and a greater proportion is treated as repayment of the lease. In 2010, the direct financing lease periods came to an end on six non-double hull VLCCs, when they reached their anniversary dates and the terms of their continuing charters with Frontline, linked to the IMO phase-out regulations for non-double hull tankers, resulted in them becoming accounted for as operating lease assets. These factors, together with the disposal of two other VLCCs in 2010 and two VLCCs and one jack-up drilling rig in 2009, have resulted in a 16% reduction in our total lease interest income compared to 2009, although the decrease is slightly mitigated by the delivery in November 2009 and March 2010 of two Suezmax oil tankers, which are accounted for as a sales-type leases.

The reduction in finance lease service revenue reflects the transfer to operating leases in 2010 of six non-double hull VLCCs, and the sale of one other VLCC in 2010 and one VLCC in 2009, all of which had been direct financing lease assets chartered to the Frontline Charterers on a time-charter basis.

Profit sharing revenues decreased mainly due to the removal in 2010 of six non-double hull tankers from the profit sharing agreement and disposals of other VLCCs previously chartered to the Frontline Charterers in 2010 and 2009.

During most of 2009, the only source of time charter revenues was a single 1,700 TEU containership. In addition to this vessel, in 2010 time charter revenues were also earned from a single-hull VLCC which became an operating lease asset in September 2010, and from two drybulk carriers and an additional 1,700 TEU containership which were delivered in the fourth quarter of 2010.

Bareboat charter revenues arise from our vessels which are leased under operating leases on a bareboat basis. In 2009, these consisted of five 2,800 TEU containerships, two 1,700 TEU containerships, four offshore supply vessels and two chemical tankers. Bareboat charter revenues were earned in 2010 by these same vessels, and also by five non-double hull VLCCs which became operating lease assets on their anniversary dates in 2010, one of which was subsequently sold in April 2010. The additional bareboat charter revenues earned by the VLCCs were partially offset by lower daily rates on one of the 1,700 TEU containerships.

Cash flows arising from direct financing and sales-type leases

The following table analyzes our cash flows from the direct financing and sales-type leases with the Frontline Charterers, Seadrill Invest I Limited, or Seadrill Invest I, Seadrill Prospero, Deep Sea, TMT and NCS during 2010 and 2009, and shows how they are accounted for:

(in thousands of $)	2010	2009

Charterhire payments accounted for as:

Direct financing and sales-type lease interest income	126,777	151,368
Finance lease service revenues	76,876	88,953
Direct financing and sales-type lease repayments	174,946	209,368
Total direct financing and sales-type lease payments received	378,599	449,689

The tankers and OBOs chartered on direct financing leases to the Frontline Charterers are leased on time charter terms, where we are responsible for the management and operation of such vessels. This has been effected by entering into fixed price agreements with Frontline Management whereby we pay them management fees of $6,500 per day for each vessel chartered to the Frontline Charterers. Accordingly, $6,500 per day is allocated from each time charter payment received from the Frontline Charterers to cover lease executory costs, and this is classified as "finance lease service revenue". If any vessel chartered on direct financing leases to the Frontline Charterers is sub-chartered on a bareboat basis, then the charter payments for that vessel are reduced by $6,500 per day for the duration of the bareboat sub-charter.

Gain on sale of assets

Gains were recorded in the year ended December 31, 2010 on the disposals of the Suezmax tanker Everbright and the VLCCs Front Vista, Golden River and Front Sabang. The newbuilding Everbright accounted for most of the gains when it was sold under a sales-type lease arrangement immediately upon its delivery from the shipyard. In 2009, two vessels were sold, including the newbuilding sister ship of Everbright which was also sold under a sales-type lease arrangement.

Operating expenses

(in thousands of $)	2010	2009

Ship operating expenses	81,021	91,494
Depreciation	34,201	30,236
Vessel impairment charge	-	26,756
Administrative expenses	9,097	12,191
	124,319	160,677

Ship operating expenses consist mainly of payments to Frontline Management of $6,500 per day for each tanker and OBO chartered to the Frontline Charterers, in accordance with the vessel management agreements. However, no operating expenses are paid to Frontline Management in respect of any vessel which is sub-chartered on a bareboat basis. Ship operating expenses also include operating expenses for the containerships and drybulk carriers operated on a time-charter basis and managed by unrelated third parties.

Ship operating expenses decreased by 11% from 2009 to 2010, primarily as a result of five non-double hull tankers leased to the Frontline Charterers being sub-chartered on a bareboat basis, and the disposal of another VLCC previously chartered to the Frontline Charterers. These reductions in operating expenses were slightly offset by costs associated with the two drybulk carriers and the additional containership acquired in 2010.

Depreciation expenses relate to the vessels on charters accounted for as operating leases. The increase from 2009 to 2010 is primarily due to the acquisition in 2010 of two drybulk carriers and a containership, and also the transfer to operating leases of six non-double hull VLCCs previously accounted for as direct financing lease assets.

In 2009, impairment charges totaling $26.8 million were taken against the values of six of our single-hull VLCCs. These vessels, one of which was sold in April 2010, are subject to IMO regulations restricting their ability to operate from 2010 onwards. They continued to be chartered in 2010 to the Frontline Charterers at pre-agreed lower rates, and no further impairment charge on these or any other assets is deemed necessary.

The decrease in administrative expenses from 2009 to 2010 is primarily due to the write back in 2010 of share option costs on the departure of the former Chairman of the Board of Directors, and pre-agreed compensation paid in 2009 to the former Chief Executive Officer.

Interest income

Interest income increased substantially in 2010, mainly as a result of $19.6 million received on fixed rate long-term loans made in 2010 to two wholly-owned subsidiaries which are accounted for under the equity method. Additionally, interest of $0.9 million was received on late settlement of various receivable amounts relating to newbuilding and sales contracts, and a further $0.5 million was received from Frontline on the seller's credit issued to them when Front Vista was sold. The balance of interest income was earned on bank deposits.

Interest expense

(in thousands of $)	2010	2009

Interest on US$ floating rate loans	43,774	43,196
Interest on NOK floating rate bonds	1,211	-
Interest on 8.5% Senior Notes	25,437	31,322
Swap interest	22,852	21,120
Other interest	3,122	15,930
Amortization of deferred charges	5,036	5,507
	101,432	117,075

At December 31, 2010, the Company and its consolidated subsidiaries had total debt outstanding of $1.9 billion (2009: $2.1 billion) comprised of $296 million net outstanding principal amount of 8.5% senior notes (2009: $301 million), $79 million (NOK460 million) net outstanding principal amount of NOK floating rate bonds (2009: nil) and $1.5 billion under floating rate secured long term credit facilities (2009: $1.7 billion). In addition, at December 31, 2009 there was $90 million of unsecured fixed rate long-term debt and $27 million of unsecured floating rate short-term debt, both of which were fully repaid in 2010. The average three-month US$ LIBOR rate was 0.34% in 2010 and 0.69% in 2009. The overall decrease in interest expense is due to the decrease in interest-bearing debt and, to a lesser extent, movements in interest rates from 2009 to 2010.

The decrease in interest payable on 8.5% Senior Notes is due to the repurchase of $148 million of Senior Notes in the second quarter of 2009 and a further $5 million in 2010. The decrease in other interest payable is due to the repayment of the unsecured fixed rate long-term debt in March 2010 and of the unsecured floating rate short-term debt in stages over 2010.

At December 31, 2010, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rate on $1.0 billion of floating rate debt at a weighted average rate excluding margin of 3.41% per annum (2009: $1.1 billion of floating rate debt fixed at a weighted average rate excluding margin of 3.92% per annum).

Amortization of deferred charges decreased by 9% from 2009 to 2010, the charges for 2009 being higher as a result of write-offs caused by the early repayment of certain loans in that year.

As reported above, we have one drybulk carrier and three ultra-deepwater drilling units, which were accounted for under the equity method in 2010 and 2009. Their non-operating expenses, including interest expenses, are not included above, but are reflected in "equity in earnings of associated companies" below.

Other financial items

Other financial items amounted to a net cost of $16 million in 2010, compared to a net gain of $25 million in 2009.  The net cost in 2010 consisted predominantly of adverse mark-to-market valuation adjustments to financial instruments, in particular interest rate and currency swap contracts. In 2009, there were favorable mark-to-market valuation adjustments to financial instruments totaling $13 million and a gain of $21 million on the purchase at a discount of 8.5% Senior Notes, partly offset by an impairment charge of $7 million on the long-term investment in SeaChange Maritime LLC.  In 2010, other financial items include $1.5 million of other costs, mainly bank and loan commitment fees (2009: $1.6 million).

Equity in earnings of associated companies

During 2010 and 2009, the Company had three wholly-owned subsidiaries accounted for under the equity method, as discussed in Notes 2 and 14 of the consolidated financial statements included herein. The equity in earnings of these three associated companies decreased by $25 million from 2009 to 2010, principally due to $19.6 million in interest payable by them on loans made by the Company in 2010 – see "Interest income" above.

Year ended December 31, 2009 compared with the year ended December 31, 2008

Net income for the year ended December 31, 2009, was $192.6 million, an increase of 6% from the year ended December 31, 2008.

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

During 2009, we had three ultra-deepwater drilling units and one drybulk carrier owned by three wholly-owned subsidiaries which were accounted for under the equity method. The operating revenues of these subsidiaries are included under "equity in earnings of associated companies", where they are reported net of operating and non-operating expenses.

Operating revenues

(in thousands of $)	2009	2008

Direct financing and sales-type lease interest income	151,368	178,622
Finance lease service revenues	88,953	93,553
Profit sharing revenues	33,018	110,962
Time charter revenues	2,836	18,646
Bareboat charter revenues	68,854	55,794
Other operating income	191	228
Total operating revenues	345,220	457,805

Total operating revenues decreased 25% in the year ended December 31, 2009, compared with 2008.

Direct financing and sales-type lease interest income decreased from 2008 to 2009 as a result of the sale in 2009 of one jack-up drilling rig and two oil tankers and the progressive reduction inherent in accounting for such leases, although the decrease was slightly mitigated by the delivery in November 2009 of an oil tanker, which is accounted for as a sales-type lease.

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

During 2008, we had three 1,700 TEU container vessels employed on time charters accounted for as operating leases. In the first quarter of 2009, the charters for two of these vessels were converted to bareboat charters, resulting in a significant reduction in time charter revenues. There was also a reduction during 2009 in the daily charter rate on our remaining time-chartered container vessel.

Bareboat charter revenues increased principally due to the conversion to bareboat charters of two container vessels in 2009, and the addition of two chemical tankers under bareboat charters in 2008.

Cash flows arising from direct financing and sales-type leases

The following table analyzes our cash flows from the direct financing and sales-type leases with the Frontline Charterers, Seadrill Invest I, Seadrill Prospero, Deep Sea, TMT and NCS during 2009 and 2008, and shows how they are accounted for:

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

Gain on sale of assets

Gains were recorded in the year ended December 31, 2009 on the disposal of the VLCC Front Duchess and the newbuilding Suezmax tanker Glorycrown, the latter accounting for most of the gain when it was sold under a sales-type lease arrangement immediately upon its delivery from the shipyard. In 2008, two vessels were disposed of and one was sold under a sales-type lease arrangement.

Operating expenses

(in thousands of $)	2009	2008

Ship operating expenses	91,494	99,906
Depreciation	30,236	28,038
Vessel impairment charge	26,756	-
Administrative expenses	12,191	9,836
	160,677	137,780

Ship operating expenses decreased by 8% from 2008 to 2009, primarily as a result of two of the tankers leased to the Frontline Charterers being sub-chartered on a bareboat basis, and amendments to the charters for two container vessels from a time-charter basis to a bareboat basis. Also, during 2008, a tanker was re-chartered from the Frontline Charterers to a third-party on bareboat terms, and in 2009 a tanker was sold.

Depreciation expenses relate to the vessels on charters accounted for as operating leases. The increase from 2008 to 2009 is primarily due to the delivery in 2008 of two chemical tankers.

The marked downturn in charter rates for oil tankers which occurred in 2009 prompted a review of the carrying values of our assets, and in the second quarter of 2009 impairment charges totaling $26.8 million were taken against the values of six of our single-hull VLCCs. These vessels are subject to IMO regulations restricting their ability to operate from 2010 onwards and, from their respective anniversary dates in 2010, the Frontline Charterers have the option to terminate the charters on each of these vessels on giving 30 days notice.  Our only other single-hull VLCC, Front Sabang, was sold in April 2008 on hire-purchase terms.

The increase in administrative expenses from 2008 to 2009 is primarily due to the establishment of our Singapore office in September 2008, pre-agreed compensation payable to our former Chief Executive Officer, who resigned in July 2009, and professional fees associated with the increase in issued share capital in 2009.

Interest income

Interest income decreased substantially in 2009, mainly as a result of a decline in short-term LIBOR interest rates from an average of 2.93% in 2008 to 0.69% in 2009. We also had significantly lower cash balances in 2009 compared with 2008.

Interest expense

(in thousands of $)	2009	2008

Interest on floating rate loans	43,196	81,042
Interest on 8.5% Senior Notes	31,322	38,172
Swap interest	21,120	823
Other interest	15,930	3,378
Amortization of deferred charges	5,507	3,777
	117,075	127,192

At December 31, 2009, the Company and its consolidated subsidiaries had total debt outstanding of $2.1 billion (2008: $2.6 billion) comprised of $301 million net outstanding principal amount of 8.5% senior notes (2008: $449 million), $1.7 billion under floating rate secured long term credit facilities (2008: $2.0 billion), $90 million of unsecured fixed rate long-term debt (2008: $115 million) and $27 million of unsecured floating rate short-term debt (2008: $nil). The average three-month US$ LIBOR rate was 0.69% in 2009 and 2.93% in 2008. The overall decrease in interest expense is due to the decrease in interest-bearing debt and interest rates from 2008 to 2009, largely offset by increased swap and other interest payable.

The increase in other interest payable is due to the borrowings of unsecured fixed rate long-term debt in November 2008 and unsecured floating rate short-term debt in March 2009.

At December 31, 2009, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rate on $1.1 billion of floating rate debt at a weighted average rate excluding margin of 3.92% per annum (2008: $1.2 billion of floating rate debt fixed at a weighted average rate excluding margin of 3.95% per annum).

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

Other financial items

Other financial items amounted to a net gain of $25 million in 2009, compared to a net cost of $55 million in 2008. The net cost in 2008 consisted predominantly of adverse mark-to-market valuation changes on financial instruments, including interest rate swap contracts, bond swaps and equity swaps. In 2009, there were favorable mark-to-market valuation changes on financial instruments totaling $13 million, and a gain of $21 million on the purchase at a discount of 8.5% Senior Notes with a principal value of $148 million. Partly offsetting these gains in 2009 were an impairment charge of $7 million on the long-term investment in SeaChange Maritime LLC and $2 million of other costs, mainly bank and loan commitment fees. The impairment charge on the investment in SeaChange Maritime LLC reflects impairment charges taken by them, associated with a decline in the value of their container vessels.

Equity in earnings of associated companies

During 2008, the Company established two new wholly-owned subsidiaries which, like another wholly-owned subsidiary established in 2006, were accounted for under the equity method, as discussed in Notes 2 and 14 of the consolidated financial statements included herein. The equity in earnings of these three associated companies increased substantially from $23 million in 2008 to $76 million in 2009, due to 2009 being the first full year of operations for the two new entities.

Liquidity and Capital Resources

We operate in a capital intensive industry.  Our purchase of the tankers in the initial transaction with Frontline was financed through a combination of debt issuances, a deemed equity contribution from Frontline and borrowings from commercial banks.  Our subsequent transactions have been financed through a combination of our own equity and borrowings from commercial banks.  Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows.  Revenues from our time charters and bareboat charters are received monthly in advance, quarterly in advance or monthly in arrears.  Vessel management and operating fees are payable monthly in advance for vessels chartered to the Frontline Charterers, and as incurred for other time-chartered vessels.

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

Our long-term liquidity requirements include funding the equity portion of investments in new vessels, and repayment of long-term debt balances, including those relating to the following loan agreements of the Company and its consolidated subsidiaries:

-	8.5% senior unsecured notes due 2013
-	3.75% convertible senior unsecured bonds due 2016
-	NOK500 million senior unsecured bonds due 2014
-	$30 million secured term loan facility due 2012
-	$25 million secured revolving credit facility due 2012
-	$350 million secured term loan facility due 2012
-	$60 million secured term loan facility due 2013
-	$58 million secured revolving credit facility due 2013
-	$149 million secured term loan facility due 2014
-	$43 million secured term loan facility due 2014
-	$77 million secured term loan facility due 2015
-	$30 million secured revolving credit facility due 2015
-	$725 million secured term loan and revolving credit facility due 2015
-	$43 million secured term loan facility due 2015
-	$49 million secured term loan facility due 2018
-	$54 million secured term loan facility due 2018
-	$95 million secured term loan and revolving credit facility due 2018
-	$210 million secured term loan facility due 2019
-	$75 million secured term loan facility due 2019

Our long-term liquidity requirements also include repayment of the following long-term loan agreements of our equity-accounted subsidiaries:

-	$170 million secured term loan facility due 2013
-	$700 million secured term loan facility due 2013
-	$1.4 billion secured term loan facility due 2013

At March 22, 2011, we had remaining contractual commitments relating to newbuilding contracts totaling approximately $157 million.

We expect that we will require additional borrowings or issuances of equity in the long term to meet our capital requirements.

As of December 31, 2010, we had cash and cash equivalents (including restricted cash) of $93 million (2009: $88 million). In the year ended December 31, 2010, we generated cash of $154 million from operations and $77 million net from investing activities, and used $228 million net in financing activities.

During the year ended December 31, 2010, we paid dividends of $1.64 per common share (2009: $1.50), or a total of $129 million (2009: $111 million).  Dividend payments in 2010 comprised $117 million of cash payments (2009: $76 million) and $12 million in the form of newly-issued common shares (2009: $35 million). Dividends paid during the year ended December 31, 2010, include the dividend of $0.30 per share declared on November 27, 2009, which was settled on January 27, 2010, by the payment of $11 million in cash and the issuance of $12 million in newly issued common shares. On February 18, 2011, a dividend of $0.38 per share was declared totaling $30 million, to be paid in cash on or about March 29, 2011.

Borrowings

As of December 31, 2010, we had total short-term and long-term debt outstanding of $1.9 billion (2009: $2.1 billion).  In addition, as of December 31, 2010, our wholly-owned subsidiaries Rig Finance II Limited, or Rig Finance II, SFL West Polaris Limited, or SFL West Polaris, and SFL Deepwater Ltd., or SFL Deepwater, had long term debt of $101 million, $546 million and $1.1 billion, respectively (2009: $111 million, $619 million and $1.3 billion, respectively). These three subsidiaries are accounted for using the equity method, and their outstanding long-term debt does not appear in our consolidated balance sheet.

The total long-term debt at December 31, 2010, includes $296 million net outstanding from the issue in 2003 of $580 million of 8.5% senior notes due 2013.

In June 2005, we entered into a combined $350 million senior and junior secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of five VLCCs. At December 31, 2010, the total outstanding amount on this facility was $201 million. The facility bears interest at LIBOR plus a margin for the senior loan and LIBOR plus a different margin for the junior loan. The facility has a term of seven years and is secured by the vessel-owning subsidiaries' assets. The facility contains covenants that require us to maintain a minimum aggregate value of the vessels as collateral and also certain minimum levels of free cash, working capital and adjusted book equity ratios.

In April 2006, five subsidiaries entered into a $210 million secured term loan facility with a syndicate of banks.  The facility is non-recourse to Ship Finance International Limited, as the holding company does not guarantee this debt. The proceeds of the facility were used to partly fund the acquisition of five newbuilding container vessels.  At December 31, 2010, the outstanding amount under this facility was $183 million. The facility bears interest at LIBOR plus a margin, has a term of 12 years and is secured by the subsidiaries' assets.  The facility also contains a minimum value covenant, which is only applicable if there is a default under any of the charters.

In August 2007, five subsidiaries entered into a $149 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of five offshore supply vessels. One of the vessels was sold in January 2008 and the loan facility now relates to the remaining four subsidiaries. At December 31, 2010, the outstanding amount under this facility was $99 million. The facility bears interest at LIBOR plus a margin and has a term of seven years. The facility requires the four subsidiaries to maintain certain minimum levels of working capital and is secured by the subsidiaries' assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $35 million of the debt. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In January 2008, two subsidiaries entered into a $77 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of two offshore supply vessels. At December 31, 2010, the outstanding amount under this facility was $58 million. The facility bears interest of LIBOR plus a margin and has a term of seven years. The facility requires the two subsidiaries to maintain certain minimum levels of working capital and is secured by the subsidiaries' assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $24 million of the debt. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2008, a subsidiary entered into a $30 million secured revolving credit facility with a bank. The proceeds of the facility were used to partially fund the acquisition of the container vessel SFL Europa. At December 31, 2010, the outstanding amount under this facility was $11 million. The facility bears interest of LIBOR plus a margin and has a term of seven years. The facility is available on a revolving basis and is secured by the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2008, two subsidiaries entered into a $49 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers. At December 31, 2010, the outstanding amount under this facility was $45 million. The facility bears interest of LIBOR plus a margin and has a term of ten years. The facility contains a minimum value covenant and is secured by the subsidiaries' assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees 30% of the outstanding debt. The facility contains covenants that require us to maintain certain minimum levels of free cash and adjusted book equity ratios.

In September 2008, two subsidiaries entered into a $58 million secured revolving credit facility with a syndicate of banks. The facility is secured by the two container vessels Asian Ace and Green Ace, and a guarantee from Ship Finance International Limited.  At December 31, 2010, the amount outstanding under this facility was $34 million. The facility bears interest at LIBOR plus a margin and has a term of five years.  The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In June 2009, a subsidiary entered into a $60 million credit facility with a bank, secured against a portion of our 8.5% Senior Notes which are being held as treasury notes and a guarantee from Ship Finance International Limited. At December 31, 2010, the amount outstanding under this facility was $52 million. The facility bears interest at LIBOR plus a margin and its original two year term has been extended so that the facility now matures in January 2013.  The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In June 2009, a subsidiary entered into a $30 million credit facility with a bank, secured against a portion of our 8.5% Senior Notes which are being held as treasury notes and a guarantee from Ship Finance International Limited. At December 31, 2010, the amount outstanding under this facility was $26 million. The facility bears interest at LIBOR plus a margin and its original one year term has been extended to two years, with an option for the subsidiary to extend the term by one additional year.  The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2010, a subsidiary entered into a $43 million secured term loan facility with a bank. The proceeds of the facility were used to partially finance the Suezmax tanker Glorycrown. At December 31, 2010, the amount outstanding under the facility was $40 million. The facility bears interest of LIBOR plus a margin and has a term of approximately five years. The facility is secured by the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2010, a subsidiary entered into a $43 million secured term loan facility with a bank. The proceeds of the facility were used to partially finance the Suezmax tanker Everbright. At December 31, 2010, the amount outstanding under this facility was $40 million. The facility bears interest of LIBOR plus a margin and has a term of five years. The facility is secured by the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2010, we entered into a $725 million secured term loan and revolving credit facility with a syndicate of banks, to replace a previous facility established in 2005 to partially finance 26 vessels chartered to Frontline Shipping. At December 31, 2010, the amount outstanding under this facility was $680 million. The facility bears interest at LIBOR plus a margin and has a term of five years. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In September 2010, we entered into a $25 million secured revolving credit facility with a bank, secured against five non-double hull VLCCs. At December 31, 2010, the amount outstanding under this facility was $25 million. The facility bears interest at LIBOR plus a margin and has a term of two years. The amount available under the revolving facility is dependent on the aggregate value of the vessels secured as collateral. The facility contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In October 2010, we issued NOK500 million senior unsecured bonds. The bonds bear interest at NIBOR plus a margin and are redeemable in full in April 2014. Subsequent to the issue of the bonds, we purchased bonds with principal amounts totaling NOK40 million, which are being held as treasury bonds. At December 31, 2010, the net amount outstanding was NOK460 million, equivalent to $79 million. The bonds may, in their entirety, be redeemed at our option from October 7, 2013 to April 6, 2014 upon giving bondholders at least 30 days notice and paying 100.50% of par value plus accrued interest.

In November 2010, two subsidiaries entered into a $54 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two Supramax drybulk carriers. At December 31, 2010, the amount outstanding under this facility was $54 million. The facility bears interest at LIBOR plus a margin and has a term of eight years. The facility is secured by the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2011, we issued $125 million convertible senior bonds due 2016. The bonds bear interest at 3.75% per annum and are convertible into common shares of the Company at an initial price of $27.05 per share.

In February 2011, a subsidiary entered into a $95 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of the jack-up drilling rig Soehanah. The facility bears interest at LIBOR plus a margin and has a term of seven years. The facility is secured against the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2011, three subsidiaries entered into a $75 million secured term loan facility with a bank. The proceeds of the facility will be used to partly fund the acquisition of three Supramax drybulk carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately eight years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under the charters attached to the vessels or one year prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2007, our equity-accounted subsidiary Rig Finance II entered into a $170 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of the newbuilding jack-up drilling rig West Prospero. At December 31, 2010, the outstanding amount under this facility was $101 million. The facility bears interest at LIBOR plus a margin, has a term of six years and is secured by the subsidiary's assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $20 million of the debt. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In July 2008, our equity-accounted subsidiary SFL West Polaris entered into a $700 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of the newbuilding ultra deepwater drillship West Polaris. At December 31, 2010, the amount outstanding under this facility was $546 million. The facility bears interest at LIBOR plus a margin, has a term of five years and is secured by the subsidiary's assets. The lenders have limited recourse to Ship Finance International Limited as the holding company currently only guarantees $80 million of the debt. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In September 2008, our equity-accounted subsidiary SFL Deepwater entered into a $1.4 billion secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of two newbuilding ultra deepwater drilling rigs, West Hercules and West Taurus. At December 31, 2010, the amount outstanding under this facility was $1.1 billion. The facility bears interest at LIBOR plus a margin, has a term of five years and is secured by the subsidiary's assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $200 million of the debt. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

We are in compliance with all loan covenants as at December 31, 2010.  At December 31, 2010, three-month U.S. dollar LIBOR was 0.30% and three-month Norwegian kroner NIBOR was 2.62%.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates. At December 31, 2010, the Company and its consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $946 million, whereby variable LIBOR interest rates excluding additional margins are swapped for fixed interest rates between 1.88% per annum and 5.65% per annum. We had also entered into interest rate/currency swap contracts with a notional principal of NOK500 million ($85 million) whereby variable NIBOR interest rates including additional margin are swapped for fixed interest at 5.32%, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK5.91 = $1.  In addition, our equity-accounted subsidiaries had entered into interest swaps with a combined notional principal amount of $1.1 billion, whereby variable LIBOR interest rates excluding additional margins are swapped for fixed interest rates between 1.91% per annum and 3.92% per annum. The overall effect of these swaps is to fix the interest rate on approximately $2.2 billion of floating rate debt at a weighted average interest rate of 4.69% per annum including margin.

Several of our charter contracts contain interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding loan, effectively transferring the interest rate exposure to the counterparty under the charter contract. At December 31, 2010, a total of $1.9 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity accounted subsidiaries. However, $1.3 billion of this was subject to interest rate swaps entered into for the benefit of the charterer, and the balance of $615 million remained on a floating basis.

At December 31, 2010, our net exposure, including that within our equity-accounted subsidiaries, to interest rate fluctuations on our outstanding debt was $602 million, compared with $548 million at December 31, 2009. Our net exposure to interest fluctuations is based on our total of approximately $3.4 billion floating rate debt outstanding at December 31, 2010, less the approximately $2.2 billion notional principal of our interest rate swaps and the $615 million outstanding floating rate debt subject to interest adjustment clauses under charter contracts.

Apart from the above interest rate/currency swap contracts, at December 31, 2010, and the date of this report we were not party to any other derivative contracts.

Equity

During the year ended December 31, 2009, we declared four dividends and, in each case, shareholders were given the option to elect to receive their dividend in cash or in the form of newly issued common shares. The Company issued a total of 4,998,603 shares under this arrangement, with a premium on issue totaling $42.8 million. Of the new shares issued, 930,483 were issued on January 27, 2010, in respect of the dividend declared on November 27, 2009, with an ex-dividend date of December 4, 2009. The shares issued in January 2010 were reflected in the Consolidated Balance Sheet as at December 31, 2009, since the outcome of the shareholders' elections was fully known when the Consolidated Balance Sheet was prepared.

In the year ended December 31, 2009, the Company issued and sold 1,372,100 shares pursuant to a prospectus supplement filed in December 2008. Total proceeds were $16.5 million net of costs, giving a premium on issue of $15.1 million. Additionally, in June 2009 the Company issued 10,560 shares to an employee in lieu of the dividend portion of his share-based bonus.

In April 2008, we filed a dividend reinvestment and direct stock purchase plan, to facilitate the purchase of shares by individual shareholders who wish to invest in our common shares on a regular basis. Mellon Bank N.A. is the plan administrator, and the shares may be purchased in the open market or, at our option, directly from us. As of December 31, 2010, no additional shares had been issued under this plan.

Following the above issues of new shares, we had 79,125,000 common shares issued and outstanding as at December 31, 2009, including the shares issued on January 27, 2010. No further shares were issued in the year ended December 31, 2010.

The Company has accounted for the acquisition of vessels from Frontline at Frontline's historical carrying value.  The difference between the historical carrying value and the net investment in the lease (i.e. the fair value of the vessel at the inception of the lease) has been recorded as a deferred deemed equity contribution. This deferred deemed equity contribution is presented as a reduction in the net investment in finance leases in the balance sheet and results from the related party nature of both the transfer of the vessel and the subsequent finance lease.  The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the new lease arrangement, as lease payments are applied to the principal balance of the lease receivable. In the year ended December 31, 2010, we credited contributed surplus with $25.6 million of such deemed equity contributions (2009: $7.4 million). The unamortized balance of deferred deemed equity contributions at December 31, 2010, is $180.9 million (2009: $206.5 million).

In November 2006, the Board of Directors approved a share option scheme, permitting the directors to grant options in the Company's shares to employees and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, with a corresponding amount credited to additional paid in capital (see Note 20 to the consolidated financial statements). The additional paid in capital arising from share options was $1.0 million in the year ended December 31, 2010 (2009: $1.4 million).

Following the above transactions, as of December 31, 2010, our issued and fully paid share capital balance was $79.1 million, our additional paid in capital was $60.3 million and our contributed surplus balance was $532.1 million.

On February 18, 2011, our Board of Directors declared a dividend of $0.38 per share totaling $30 million, to be paid in cash on or about March 29, 2011.

Contractual Commitments

At December 31, 2010, we had the following contractual obligations and commitments:

	Payment due by period
	Less than 1 year	1–3 years	3–5 years	After 5 years	Total
	(in millions of $)
8.5% Senior Notes due 2013	-	296	-	-	296
NOK500 million senior unsecured bonds due 2014	-	-	79	-	79
Floating rate long-term debt	163	525	657	203	1,548
Floating rate long-term debt in unconsolidated subsidiaries	245	1,502	-	-	1,747
Total debt repayments	408	2,323	736	203	3,670
Total interest payments (1)	152	216	50	19	437
Total vessel purchases (2)	158	37	-	-	195
Total contractual cash obligations	718	2,576	786	222	4,302

(1)
Interest payments are based on the existing borrowings of both fully consolidated and equity- accounted subsidiaries. It is assumed that no further refinancing of existing loans takes place and that there is no repayment on revolving credit facilities. Interest rate swaps have not been included in the calculation. The interest has been calculated using the five year U.S. dollar swap of 2.26% and the five year NOK swap of 4.26% as of March 22, 2011, plus agreed margins. Interest on fixed rate loans is calculated using the contracted interest rates.

(2)
Vessel purchase commitments relate to the seven newbuilding Handysize drybulk carriers scheduled for delivery in 2011 and 2012 ($126 million) and the three newbuilding Supramax drybulk carriers scheduled for delivery in 2011 ($69 million).

Research and development, patents and licenses etc.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

Trend information

Our charters with the Frontline Charterers provide that daily rates decline over the terms of the charters, as discussed in Item 4.B "Our Fleet".

Prices for new vessels have stabilized both in China and Korea mainly driven by strong demand for drybulk vessels in the first half of 2010 and by demand for offshore and container vessels in the second half of 2010 and into 2011. Considering the overall healthy demand, long forward coverage by most major shipyards, and increasing steel prices, some analysts expect that there is limited likelihood of further significant decreases in vessel prices. Prices for second-hand bulkers increased during first half of 2010 driven by strong Chinese demand and healthy spot/period markets. The prices came under pressure in the second half of 2010 and this has continued into 2011. Prices for second-hand drybulk vessels are expected to continue to show high volatility, in part reflecting the very volatile charter markets, and could soften further during 2011 as prices are still generally out of alignment with the spot/period market for bulkers. Prices for second-hand tankers have softened, though with fairly limited supply of modern tonnage in the market, and are still at a historically healthy level. Second-hand prices for tankers are expected to be less volatile for the modern tonnage, with limited risk for further price erosions whilst older tonnage could be subject to further price corrections. Prices for second-hand container vessels have increased substantially during 2010, albeit from a very low level, and in the light of improved market prospects some market participants believe that the bottom has been reached.

The spot market for tankers was fairly weak during the second half of 2010. Going forward, the tanker industry will be exposed to a continued high level of newbuilding deliveries in the next 12 months. Factors that could improve the fundamentals for the tanker markets are delays in delivery schedules from the yards, cancellations of newbuilding orders and further scrapping of single-hull vessels due to their phase out. Our tanker vessels on charter to the Frontline Charterers are subject to long term charters that provide for both a fixed base charterhire and a profit sharing payment that applies once the applicable Frontline Charterer earns daily rates from our vessels that exceed certain levels. If rates for vessels chartered on the spot market increase, our profit sharing revenues will likewise increase for those vessels operated by the Frontline Charterers in the spot market. Our single-hull tankers on charter to the Frontline Charterers do not earn profit sharing since their anniversary date in 2010.

So far in 2011, charter rates for container vessels have continued to gradually improve, although at a much slower pace than in 2010 and rates for 1700 TEU vessels are still well below historical average levels. Drybulk carriers have continued to be subject to very volatile market conditions in 2011. The development of a two-tier market has been further manifested with rates for Panamax and smaller bulkers enjoying healthy markets, while Capesize bulkers for much of 2011 have been trading at levels close to operating costs.

The offshore drilling and supply markets continue to be strong, underpinned by exploration and development activities linked to higher oil prices and the need to replace reserves. Our jack-up drilling rig on charter to Seadrill includes profit sharing payments above certain base levels from 2009 onwards.

Interest rates have remained at historically low levels since December 31, 2009, although they are expected to slowly increase later in 2011 if the tentative economic recovery becomes established and inflation emerges as a problem. We have effectively hedged part of our interest exposure on our floating rate debt through swap agreements with banks. Several of our charter contracts also include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding loan relating to the asset, effectively transferring the interest rate exposure to our counterparty under the charter contract.

Off balance sheet arrangements

At December 31, 2010, we are not party to any arrangements which may be considered to be off balance sheet arrangements.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors and the Chief Executive Officer and the Chief Financial Officer of our wholly owned subsidiary Ship Finance Management AS, who are responsible for overseeing our management.

Name	Age	Position

Hans Petter Aas	65	Director, Chairman of the Board and Audit Committee member
Kate Blankenship	46	Director of the Company and Chairperson of the Audit Committee
Cecilie A. Fredriksen	27	Director of the Company
Paul Leand	44	Director of the Company
Ole B. Hjertaker	44	Chief Executive Officer of Ship Finance Management AS
Eirik Eide	40	Chief Financial Officer of Ship Finance Management AS

Under our constituent documents, we are required to have at least one independent director on our board of directors whose consent will be required to file for bankruptcy, liquidate or dissolve, merge or sell all or substantially all of our assets.

Certain biographical information about each of our directors and executive officers is set forth below.

Hans Petter Aas has served as a director of the Company since August 2008 and as Chairman of the Board since January 2009.  He has served on the Audit Committee since 2010. Mr. Aas has a long career as banker in the international shipping and offshore market, and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR in August 2008. He joined DnB NOR (then Bergen Bank) in 1989, and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance. Mr. Aas is also a director of Golar LNG Limited, Knightsbridge Tankers Ltd., Knutsen Offshore Tankers ASA, JO Tankers, Gearbulk Holding Limited and the Norwegian Export Credit Guarantee Institute.

Kate Blankenship has served as a director of the Company since October 2003. Ms. Blankenship served as the Company's Chief Accounting Officer and Company Secretary from October 2003 to October 2005. Ms. Blankenship has been a director of Frontline since August 2003, a director of Golar LNG Limited since July 2003, a director of Golden Ocean since October 2004, a director of Seadrill since May 2005, a director of Seawell Limited since August 2007 and a director of Independent Tankers Corporation Limited since February 2008. She is a member of the Institute of Chartered Accountants in England and Wales.

Cecilie Astrup Fredriksen has served as a director of the Company since November 2008. Ms. Fredriksen is the daughter of Mr. John Fredriksen and is currently employed by Frontline Corporate Services in London and serves as a director on several boards including Aktiv Kapital ASA, Frontline, Seawell Limited and Golden Ocean. Ms. Fredriksen received a BA in Business and Spanish from the London Metropolitan University in 2006.

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

Ole B. Hjertaker has served Ship Finance Management AS as Chief Executive Officer since July 2009, prior to which he served as Chief Financial Officer from September 2006. Mr Hjertaker also served Ship Finance Management AS as Interim Chief Financial Officer between July 2009 and January 2011. Prior to joining Ship Finance, Mr. Hjertaker was employed in the Corporate Finance division of DnB NOR Markets, a leading shipping and offshore bank. Mr. Hjertaker has extensive corporate and investment banking experience, mainly within the maritime/transportation industries.

Eirik Eide was appointed as Chief Financial Officer of Ship Finance Management AS in January 2011. Prior to joining Ship Finance, Mr Eide was Head of Corporate Finance and Head of Shipping Investments in Orkla Finans Kapitalforvaltning AS and had previously worked for DnB NOR and Fortis Bank. Mr Eide has extensive experience of both debt and equity markets within the maritime and transportation industries.

B.   COMPENSATION

During the year ended December 31, 2010, we paid to our directors and executive officers aggregate cash compensation of $1.7 million including an aggregate amount of $0.02 million for pension and retirement benefits.  We reimburse directors for reasonable out of pocket expenses incurred by them in connection with their service to us.

In addition to cash compensation, during 2010 we also recognized an expense of $1.1 million relating to stock options issued to certain of our directors and employees. During 2010, 97,000 options were awarded, 26,334 were exercised and 223,666 were forfeited, bringing the total outstanding options at December 31, 2010, to 617,000. Subsequently, in March 2011, a further 213,500 new options have been awarded. The options vest over a three year period, with the first of them vesting in July 2010, and expire between July 2014 and March 2016. The exercise price of the options is currently between $8.32 and $20.13 per share, and shall be reduced from time to time by the amount of any future dividend declared with respect to the common shares.

C.   BOARD PRACTICES

In accordance with our Bye-laws, the number of directors shall be such number not less than two as we may by Ordinary Resolution determine from time to time, and each director shall hold office until the next annual general meeting following his election or until his successor is elected. We currently have four directors.

We currently have an Audit Committee, which is responsible for overseeing the quality and integrity of our financial statements and our accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance, and our internal audit function. Kate Blankenship is the Chairperson of the Audit Committee and the Audit Committee Financial Expert. Hans Petter Aas is also a member of the Audit Committee.

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

D.   EMPLOYEES

We currently employ nine persons on a full-time basis. We have contracted with Frontline Management and other third parties for certain managerial responsibilities for our fleet and with Frontline Management for some administrative services, including corporate services.

E.   SHARE OWNERSHIP

The beneficial interests of our Directors and officers in our common shares as of March 22, 2011, are as follows:

Director or Officer	Common Shares of $1.00 each	Including options to acquire Common Shares which have vested	Percentage of Common Shares Outstanding
Hans Petter Aas	8,334	8,334	*
Paul Leand	53,668	3,334	*
Kate Blankenship	8,545	3,334	*
Cecilie A. Fredriksen	3,334	3,334	*
Ole B. Hjertaker	180,878	176,667	*
Eirik Eide	-	-	*

*    Less than one percent.

Share Option Scheme

In November 2006, our board of directors approved the Ship Finance International Limited Share Option Scheme. The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the Company per share in the period from the date of grant until the date the options are exercised.

Details of options to acquire common shares in the Company by Directors and officers as of March 22, 2011, were as follows:

Director or Officer	Number of options		Exercise price	Expiration Date
	Total	Vested
Hans Petter Aas	25,000	8,334	$10.98	October 2014
Paul Leand	10,000	3,334	$10.98	October 2014
Kate Blankenship	10,000	3,334	$10.98	October 2014
Cecilie A. Fredriksen	10,000	3,334	$10.98	October 2014
Ole B. Hjertaker	300,000 20,000 80,000	170,000 6,667 -	$8.32 $16.96 $20.13	July 2014 March 2015 March 2016
Eirik Eide	-	-	-	-

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

Ship Finance International Limited is indirectly controlled by another corporation (see below). The following table presents certain information as at March 22, 2011, regarding the ownership of our Common Shares with respect to each shareholder whom we know to beneficially own more than five percent of our outstanding Common Shares.

Owner	Number of Common Shares	Percent of Common Shares
Hemen Holding Ltd. (1)	27,779,293	35.11%
Farahead Investment Inc. (1)	6,300,000	7.96%

1)
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

As at March 22, 2011, the Company had 423 holders of record in the United States. We had a total of 79,125,000 of Common Shares outstanding as of March 22, 2011.

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

As of March 22, 2011, we charter 31 of our vessels to the Frontline Charterers under long-term capital leases, most of which were given economic effect from January 1, 2004.  At December 31, 2010, the balance of net investments in capital leases to the Frontline Charterers was $1,250 million (2009: $1,466 million) of which $90 million (2009: $108 million) represents short-term maturities.

In addition, as of March 22, 2011, we charter three non-double hull VLCCs to the Frontline Charterers under short-term operating leases. These vessels, and two other non-double hull VLCCs which have been sold since December 31, 2010, were direct financing lease assets until their anniversary dates in 2010, after which the terms of the charters gave Frontline the option to terminate the charters at any time by giving 30 days notice. At December 31, 2010, the net book value of vessels chartered to the Frontline Charterers under operating leases was $67 million (2009: nil), including the sold vessels Front Ace ($15 million), which is expected to be delivered to its new owner in March 2011, and Ticen Sun (ex Front Highness: $10 million) which was delivered to its new owner in February 2011.

As of March 22, 2011, we charter four of our drilling units to the Seadrill Charterers under long-term capital leases, all of which are owned by equity-accounted subsidiaries. At December 31, 2010, the balance of net investments in capital leases to the Seadrill Charterers was $2,218 million (2009: $2,456 million), of which $236 million (2009: $238 million) represents short-term maturities.

As of March 22, 2011, we charter our six offshore supply vessels to subsidiaries of Deep Sea under long-term leases, two of which are accounted for as capital leases with the remaining four being operating leases. At December 31, 2010, the balance of net investments in capital leases to subsidiaries of Deep Sea was $101 million (2009: $109 million), of which $8 million (2009: $8 million) represents short-term maturities. At December 31, 2010, the net book value of operating assets leased to subsidiaries of Deep Sea was $137 million (2009: $147 million).

Until the charter was terminated and the vessel sold in December 2010, we chartered the Panamax drybulk carrier Golden Shadow to a subsidiary of Golden Ocean under a long-term capital lease. The vessel was owned by an equity-accounted subsidiary and the balance of the net investment in the capital lease at December 31, 2009, was $23 million. The vessel was sold at Golden Ocean's purchase option price of approximately $21.5 million.

We pay Frontline Management a management fee of $6,500 per day per vessel for all vessels chartered to the Frontline Charterers, apart from certain vessels where the fee is suspended while they are sub-chartered on a bareboat basis, resulting in expenses of $78 million for the year ended December 31, 2010 (2009: $89 million). The management fees are classified as ship operating expenses.

We have an administrative services agreement with Frontline Management under which they provide us with certain administrative support services.  For periods up to December 31, 2006, we and each of our vessel-owning subsidiaries paid Frontline Management a fixed fee of $20,000 per year for services under the agreement, and agreed to reimburse Frontline Management for reasonable third party costs, if any, advanced on our behalf by Frontline. The original agreement has been amended, such that from January 1, 2007, onwards we pay Frontline Management our allocation of the actual costs they incur on our behalf, plus a margin.

The Frontline Charterers pay us profit sharing of 20% of earnings above certain specified base charter rates. During the year ended December 31, 2010, we earned and recognized revenue of $31 million (2009: $33 million) under this arrangement.

For our three Supramax drybulk carriers and two of our 1,700 TEU container vessels which are operated on time charters, we have sub-contracted part of their operational management to Golden Ocean. Golden Ocean will also be responsible for part of the operational management of the three newbuilding Supramax drybulk carriers and the seven newbuilding Handysize drybulk carriers when they commence operations. In the year ended December 31, 2010, we paid Golden Ocean approximately $20,000 for these services (2009: $nil).

We pay commission of 1% to Frontline Management in respect of all payments received in respect of the five year sales-type leases on the Suezmax tankers Glorycrown and Everbright. In 2010, we paid $0.5 million to Frontline Management pursuant to this arrangement (2009: $0.4 million).

We pay fees to Frontline Management for the management supervision of some of our newbuildings, which in 2010 amounted to approximately $2 million (2009: approximately $1 million).

In March 2010, we repaid the outstanding balance of $90 million on the unsecured $115 million loan agreed with a related party in 2008.

In March 2009, we amended the Charter Ancillary Agreement with Frontline Shipping III, whereby the charter service reserve at the time totaling $26.5 million relating to five vessels on charter to Frontline Shipping III may be in the form of a loan of $5.3 million to each of the vessel-owning subsidiaries. The loans, which bore interest at LIBOR plus a margin, were each repaid in 2010.

In January 2010, the Company agreed to grant purchase options for the VLCC Edinburgh to an unrelated third party, exercisable in March 2012 and March 2014 at a fixed price of approximately $20.5 million, which is significantly above the vessel's projected carrying value. Concurrently Frontline has agreed to increase the charterhire by $1,000 per day until March 2012 and Frontline will be entitled to earn a commission if one of the purchase options is exercised.

In February 2010, we sold the VLCC Front Vista to Frontline for a gross sales price of $59 million, including compensation of $0.4 million payable by Frontline for the cancellation of the related charter. A short-term seller's credit of $41.5 million was extended to Frontline, bearing interest at LIBOR plus a margin, and this was repaid in September 2010.

In February 2010, the Company announced that it had agreed certain amendments to the charter agreements with Frontline Shipping and Frontline Shipping II, whereby restricted cash deposits held by them as security against their charter commitments were reduced from an aggregate buffer of $174 million to a fixed minimum level of $62 million, in exchange for a guarantee from Frontline for the payment of charter hire. The restricted cash deposits will be reduced by $2 million per vessel if and when charters expire or are cancelled, but Frontline Shipping and Frontline Shipping II will otherwise be prohibited from making withdrawals from these deposits.

In April 2010, we sold the single-hull VLCC Golden River to an unrelated third party for a gross sales price of approximately $13 million. A termination fee of approximately $3 million was paid to Frontline for the early termination of the related charter.

In February 2011, we announced the agreement to sell the two single-hull VLCCs Front Ace and Ticen Sun (ex Front Highness) to unrelated third parties for a combined gross sales price of approximately $31 million. Termination fees totaling approximately $6 million will be paid to Frontline for the early termination of the related charters. Ticen Sun was delivered to its new owner in February 2011, and Front Ace is scheduled to be delivered to its new owner in March 2011.

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

We have paid the following cash dividends since our public listing in June 2004:

Payment Date	Amount per Share
2004
July 9, 2004	$0.25
September 13, 2004	$0.35
December 7, 2004	$0.45

2005
March 18, 2005	$0.50
June 24, 2005	$0.50
September 20, 2005	$0.50
December 13, 2005	$0.50
2006
March 20, 2006	$0.50
June 26, 2006	$0.50
September 18, 2006	$0.52
December 21, 2006	$0.53
2007
March 22, 2007	$0.54
June 21, 2007	$0.55
September 13, 2007	$0.55
December 10, 2007	$0.55
2008
March 10, 2008	$0.55
June 30, 2008	$0.56
September 15, 2008	$0.58

2009
January 7, 2009	$0.60
April 17, 2009	$0.30	*
July 6, 2009	$0.30	*
October 16, 2009	$0.30	*
2010
January 27, 2010	$0.30	*
March 30, 2010	$0.30
June 10, 2010	$0.33
September 30, 2010	$0.35
December 30, 2010	$0.36

*   The dividends paid on April 17, 2009, July 6, 2009, October 16, 2009 and January 27, 2010 each gave shareholders the choice of receiving payment in cash or newly issued common shares. The number of new shares issued pursuant to these dividend payments is given under the heading "Equity" in Item 5: "Operating and Financial Review and Prospects."

On February 18, 2011 our Board of Directors declared a dividend of $0.38 per share which will be paid in cash on or about March 29, 2011.

B.   SIGNIFICANT CHANGES

None

ITEM 9.  THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

The Company's common shares were listed on the NYSE on June 15, 2004, and commenced trading on that date under the symbol "SFL".

The following table sets forth the fiscal years high and low closing prices for the common shares on the NYSE since the date of listing.

	High	Low
Fiscal year ended December 31
2010	$22.84	$13.81
2009	$14.32	$4.05
2008	$32.43	$9.01
2007	$31.54	$22.24
2006	$23.80	$16.33
2005	$24.00	$16.70

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low closing prices of the common shares on the NYSE since the date of listing.

	High	Low
Fiscal year ended December 31, 2010
First quarter	$19.36	$13.81
Second quarter	$21.04	$16.60
Third quarter	$19.83	$17.00
Fourth quarter	$22.84	$18.98

	High	Low
Fiscal year ended December 31, 2009
First quarter	$13.47	$4.05
Second quarter	$13.03	$6.75
Third quarter	$13.55	$9.60
Fourth quarter	$14.32	$11.00

The following table sets forth, for the most recent six months, the high and low prices for the common shares on the NYSE.

	High	Low

February 2011	$20.81	$19.36
January 2011	$22.43	$19.98
December 2010	$22.84	$21.51
November 2010	$22.01	$20.17
October 2010	$20.20	$18.98
September 2010	$19.43	$18.09

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

At our 2007 Annual General Meeting the shareholders voted to amend our Bye-laws to ensure conformity with recent revisions to the Bermuda Companies Act 1981, as amended. These amended Bye-laws of the Company as adopted by shareholders on September 28, 2007, have been filed as Exhibit 1 to the Company's report on Form 6-K filed on October 22, 2007, and are hereby incorporated by reference into this annual report.

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

Our Bye-laws provide that no director, alternate director, officer, person or member of a committee, if any, resident representative, or his heirs, executors or administrators, which we refer to collectively as an indemnitee, is liable for the acts, receipts, neglects, or defaults of any other such person or any person involved in our formation, or for any loss or expense incurred by us through the insufficiency or deficiency of title to any property acquired by us, or for the insufficiency or deficiency of any security in or upon which any of our monies shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortuous act of any person with whom any monies, securities, or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in relation to the execution of his duties, or supposed duties, to us or otherwise in relation thereto.  Each indemnitee will be indemnified and held harmless out of our funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, alternate director, officer, person or committee member or resident representative (or in his reasonable belief that he is acting as any of the above).  In addition, each indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee's favor, or in which he is acquitted.  We are authorized to purchase insurance to cover any liability he may incur under the indemnification provisions of our Bye-laws.

C.   MATERIAL CONTRACTS

The Company has not entered into any material contracts since January 1, 2009, other than those entered in the ordinary course of business.

D.   EXCHANGE CONTROLS

The Bermuda Monetary Authority, or the BMA, must give permission for all issuances and transfers of securities of a Bermuda exempted company like us. We have received a general permission from the BMA to issue any unissued common shares, and for the free transferability of the common shares as long as our common shares are listed on the NYSE. Our common shares may therefore be freely transferred among persons who are residents or non-residents of Bermuda.

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

E.  TAXATION

U.S. Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury Department regulations, or the Treasury Regulations, administrative rulings and pronouncements and judicial decisions, all as of the date of this Annual Report.  Unless otherwise noted, references to the "Company" include the Company's Subsidiaries.  This discussion assumes that we do not have an office or other fixed place of business in the United States.

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

Based upon the Company's anticipated shipping operations, the Company's vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. federal income taxation under Section 883 of the Code, the Company will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

Application of Section 883 of the Code

Under the relevant provisions of Section 883 of the Code, or Section 883, the Company will be exempt from U.S. federal income taxation on its U.S. source shipping income if:

(i)     It is organized in a "qualified foreign country," which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, and which the Company refers to as the Country of Organization Requirement; and

(ii)    It can satisfy any one of the following two stock ownership requirements for more than half the days during the taxable year:

•
the Company's stock is "primarily and regularly traded on an established securities market" located in the United States or a "qualified foreign country," which the Company refers to as the Publicly-Traded Test; or

•
more than 50% of the Company's stock, in terms of value, is beneficially owned by any combination of one or more individuals who are residents of a "qualified foreign country" or foreign corporations that satisfy the Country of Organization Requirement and the Publicly-Traded Test, which the Company refers to as the 50% Ownership Test.

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

The Publicly-Traded Test also requires our common shares be "regularly traded" on an established securities market.  Under the Treasury Regulations, our common shares are considered to be "regularly traded" on an established securities market if shares representing more than 50% of our outstanding common shares, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on the market, referred to as the "listing threshold." The Treasury Regulations further require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, which is referred to as the "trading frequency test;" and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year (as appropriately adjusted in the case of a short taxable year), which is referred to a the "trading volume test."  Even if we do not satisfy both the trading frequency and trading volume tests, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if our common shares are traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in our common shares.

For the 2010 taxable year, we believe the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, we believe the Company's common shares were primarily and regularly traded on an established securities market in the United States, namely the New York Stock Exchange, or NYSE.

Notwithstanding the foregoing, our common shares will not be considered to be regularly traded on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding common shares are owned, actually or constructively under certain stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of our common shares, which we refer to as the 5 Percent Override Rule.

In order to determine the persons who actually or constructively own 5% or more of our common shares, or 5% Shareholders, we are permitted to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the U.S. Securities and Exchange Commission as having a 5% or more beneficial interest in our common shares. In addition, an investment company identified on a Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

Therefore, there are factual circumstances beyond our control that could cause the Company to lose the benefit of the Section 883 exemption and thereby become subject to U.S. federal income tax on its U.S. source shipping income.  For example, Hemen owned approximately 43.1% of our outstanding common shares at March 22, 2011. There is, therefore, a risk that the Company could no longer qualify for exemption under Section 883 for a particular taxable year if other 5% Shareholders were, in combination with Hemen, to own 50% or more of the outstanding common shares of the Company on more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances as to the tax-exempt status of the Company or any of its subsidiaries.

In the event the 5 Percent Override Rule is triggered, the 5 Percent Override Rule will nevertheless not apply if we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be "qualified shareholders" for purposes of Section 883 to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of our common shares for more than half the number of days during the taxable year.

In any year that the 5 Percent Override Rule is triggered with respect to us, we are eligible for the exemption from tax under Section 883 only if we can nevertheless satisfy the Publicly-Traded Test (which requires, among other things, showing that the exception to the 5 Percent Override Rule applies) or if we can satisfy the 50% Ownership Test. In either case, certain substantiation and reporting requirements regarding the identity of our shareholders must be satisfied in order to qualify for the Section 883 exemption. These requirements are onerous and there is no assurance that we would be able to satisfy them.

Taxation in Absence of the Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income, the Company's U.S. source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the "4% gross basis tax regime." Since, under the sourcing rules described above, no more than 50% of the Company's shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company's shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, would never exceed 2% under the 4% gross basis tax regime.

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

Distributions

Subject to the discussion below of passive foreign investment companies, or PFICs, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain.  Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate, which we refer to as a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2012) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NYSE, on which our common shares are listed); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see discussion below); and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend.

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

Although there is no legal authority directly on point, we believe that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering activities of our wholly-owned subsidiaries more likely than not constitutes services income, rather than rental income.  Correspondingly, we believe that such income does not constitute "passive income," and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC.  We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. This position is principally based upon the positions that (1) our time charter income will constitute services income, rather than rental income, and (2) Frontline Management, which provides services to most of our time-chartered vessels, will be respected as a separate entity from the Frontline Charterers, with which it is affiliated.

For the 2010 taxable year and future taxable years, depending upon the relative amount of income we derive from our various assets as well as their relative fair market values, we may be treated as a PFIC.

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

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF Election, which U.S. Holder we refer to as an Electing Holder, the Electing Holder must report each year for U.S. federal income tax purposes its pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder.  The Electing Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits.  Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed.  A U.S. Holder would make a QEF Election with respect to any taxable year that we are a PFIC by filing one copy of IRS Form 8621 with its U.S. federal income tax return.  To make a QEF Election, a U.S. Holder must receive annually certain tax information from us.  There can be no assurances that we will be able to provide such information annually.  An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares.

Taxation of U.S. Holders Making a Mark-to-Market Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our common shares are treated as "marketable stock," a U.S. Holder would be permitted to make a Mark-to-Market Election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations.  If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder's adjusted tax basis in the common shares.  The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market Election.  A U.S. Holder's tax basis in its common shares would be adjusted to reflect any such income or loss amount.  Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder.

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

Dividends on Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on dividends received from us with respect to our common shares, unless that dividend is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States.  If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable, or taxable at the full rate, only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

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

If you are a Non-U.S. Holder and you sell your common shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or otherwise establish an exemption.  If you sell your common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment.  However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to you outside the United States, if you sell your common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

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

I.  SUBSIDIARY INFORMATION

Not Applicable

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate risk and currency swaps to manage currency risks. We may enter into derivative instruments from time to time for speculative purposes.

At December 31, 2010, the Company had entered into combined currency and interest rate swap contracts with a total notional principal of NOK500 million ($85 million), to hedge against fluctuations in interest and exchange rates on our NOK500 million floating rate unsecured bonds due 2014. Under these contracts, variable NIBOR interest rates including additional margin is swapped for fixed interest at 5.32%, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK5.91 = $1. These contracts expire in April 2014 and we estimate that we would receive $2 million to terminate them as of December 31, 2010 (2009: nil).

At December 31, 2010, the Company and its consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $946 million at rates excluding margin over LIBOR of between 1.88% per annum and 5.65% per annum. In addition, our equity-accounted subsidiaries had entered into interest swaps with a combined notional principal amount of $1.1 billion at rates excluding margin over LIBOR of between 1.91% per annum and 3.92% per annum. The swap agreements mature between September 2011 and May 2019, and we estimate that we would pay $102 million to terminate these agreements as of December 31, 2010 (2009: pay $92 million).

The overall effect of these swaps is to fix the interest rate on approximately $2.2 billion of floating rate debt denominated in U.S. dollars and Norwegian kroner at a weighted average interest rate of 4.69% per annum including margin.

Several of our charter contracts contain interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on the outstanding loan, effectively transferring the interest rate exposure to the counterparty under the charter contract. At December 31, 2010, a total of $1.9 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity accounted subsidiaries. Of this, $1.3 billion was also subject to interest rate swaps entered into for the benefit of the charterer, with the balance of $615 million remained on a floating rate basis.

At December 31, 2010, our net exposure, including equity-accounted subsidiaries, to interest rate fluctuations on our outstanding debt was $602 million, compared with $548 million at December 31, 2009. Our net exposure to interest fluctuations is based on our total of $3.4 billion floating rate debt outstanding at December 31, 2010, less the $2.2 billion notional principle of our interest rate swaps and the $615 million outstanding floating rate debt subject to interest adjustment clauses under charter contracts. A one per-cent change in interest rates would thus increase or decrease interest expense by $6.0 million per year as of December 31, 2010 (2009: $5.5 million).

Apart from the above interest rate and currency swap contracts, at December 31, 2010, and the date of this report we were not party to any other derivative contracts.

The fair market value of our outstanding 8.5% Senior Notes was $301 million as of December 31, 2010 (2009: $290 million).

The Company may in the future enter into short-term TRS arrangements relating to our own shares, bonds and Senior Notes or securities in other companies.

Apart from our NOK500 million floating rate bonds, which have been hedged, the majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.  CONTROLS AND PROCEDURES

a)           Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) and 15(d)-15(e) of the Exchange Act, management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2010. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act, as of December 31, 2010. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2010.

c)            Attestation report of the registered public accounting firm

MSPC, Certified Public Accountants and Advisors, or MSPC, a Professional Corporation and our independent registered public accounting firm, has issued their attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2010. Such report appears on page F-2.

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

ITEM 16 B.   CODE OF ETHICS

We have adopted a Code of Ethics that applies to all entities controlled by us and our employees, directors, officers and agents of the Company. We have posted our code of ethics on our website at www.shipfinance.bm. We will provide any person, free of charge, with a copy of our code of ethics upon written request to our registered office.

ITEM 16 C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2010 and 2009 was MSPC. The following table sets forth the fees related to audit and other services provided by MSPC.

	2010	2009

Audit Fees (a)	$520,000	$515,000
Audit-Related Fees (b)	$98,500	$71,000
Tax Fees (c)	-	-
All Other Fees (d)	$37,296	$33,109
Total	$655,796	$619,109

(a)	Audit Fees

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

(e)	Audit Committee's Pre-Approval Policies and Procedures

Our board of directors has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X, that require the Board of Directors to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2010 and 2009 were approved by the Board of Directors pursuant to the pre-approval policy.

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

Executive Sessions. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year.  As permitted under Bermuda law and our Bye-laws, our non-management directors have not regularly held executive sessions without management, and we do not expect them to do so in the future.

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

1.2*	Amended and Restated Bye-laws of the Company, as adopted on September 28, 2007, incorporated by reference to Exhibit 1 of the Company's 6-K filed on October 22, 2007.

2.1*	Form of Common Stock Certificate of the Company, incorporated by reference to Exhibit 4.1 of the Company's Original Registration Statement.

4.1*	Indenture relating to 8.5% Senior Notes due 2013, dated December 18, 2003, incorporated by reference to Exhibit 4.4 of the Company's Original Registration Statement.

4.2*	Form of Performance Guarantee dated January 1, 2004, issued by Frontline Ltd, incorporated by reference to Exhibit 10.3 of the Company's Original Registration Statement.

4.3*	Amendment No. 4 to Performance Guarantee dated January 1, 2004, incorporated by reference to Exhibit 4.3 of the Company's 2009 Annual Report as filed on Form 20-F on April 1, 2010.

4.4*	Form of Time Charter, incorporated by reference to Exhibit 10.4 of the Company's Original Registration Statement.

4.5*	Form of Vessel Management Agreements, incorporated by reference to Exhibit 10.5 of the Company's Original Registration Statement.

4.6*	Form of Charter Ancillary Agreement dated January 1, 2004, incorporated by reference to Exhibit 10.6 of the Company's Original Registration Statement.

4.7*	Addendum No. 6 to Charter Ancillary Agreement dated January 1, 2004, incorporated by reference to Exhibit 4.8 of the Company's 2009 Annual Report as filed on Form 20-F on April 1, 2010.

4.8*	Amendments dated August 21, 2007, to the Charter Ancillary Agreements, incorporated by reference to Exhibit 4.8 of the Company's 2007 Annual Report as filed on Form 20-F on March 17, 2008.

4.9*	New Administrative Services Agreement dated November 29, 2007, incorporated by reference to Exhibit 4.10 of the Company's 2007 Annual Report as filed on Form 20-F on March 17, 2008.

4.10*	Share Option Scheme, incorporated by reference to Exhibit 2.2 of the Company's 2006 Annual Report as filed on Form 20-F on July 2, 2007.

4.11	Bond Agreement relating to Ship Finance International Limited Callable Senior Unsecured Bond Issue 2010/2014, dated October 6, 2010.

4.12	Bond Agreement relating to Ship Finance International Limited Senior Unsecured Callable Convertible Bond Issue 2011/2016, dated February 11, 2011.

8.1	Subsidiaries of the Company.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

* Incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED
(Registrant)

Date: March 25, 2011	By:	/s/ Ole B. Hjertaker
Ole B. Hjertaker
Principal Executive Officer

Ship Finance International Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Ship Finance International Limited

We have audited the accompanying consolidated balance sheets of Ship Finance International Limited and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010.  We also have audited the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's annual report on internal controls over financial reporting.  Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ship Finance International Limited and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/S/ MSPC
Certified Public Accountants and Advisors
A Professional Corporation
New York, New York
March 25, 2011

Ship Finance International Limited

CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2010,  2009 and 2008
(in thousands of $, except per share amounts)

	2010	2009	2008
Operating revenues
Direct financing lease interest income - related parties	119,445	147,498	174,948
Direct financing and sales-type lease interest income - non-related parties	7,332	3,870	3,674
Finance lease service revenues - related parties	76,876	88,953	93,553
Profit sharing revenues - related parties	30,566	33,018	110,962
Time charter revenues - related parties	698	-	-
Time charter revenues - non-related parties	3,731	2,836	18,646
Bareboat charter revenues - related parties	21,863	20,402	21,188
Bareboat charter revenues - non-related parties	47,064	48,452	34,606
Other operating income	485	191	228
Total operating revenues	308,060	345,220	457,805

Gain on sale of assets	28,104	24,721	17,377

Operating expenses
Ship operating expenses - related parties	78,289	88,953	93,553
Ship operating expenses - non-related parties	2,732	2,541	6,353
Depreciation	34,201	30,236	28,038
Vessel impairment charge	-	26,756	-
Administrative expenses - related parties	424	411	1,013
Administrative expenses - non-related parties	8,673	11,780	8,823
Total operating expenses	124,319	160,677	137,780

Net operating income	211,845	209,264	337,402
Non-operating income / (expense)
Interest income - related parties	20,068	-	-
Interest income - non-related parties	1,039	240	3,478
Interest expense - related parties	(3,121)	(15,923)	(1,260)
Interest expense - non-related parties	(98,311)	(101,152)	(125,932)
(Loss)/gain on purchase of bonds	(13)	20,600	-
Long-term investment impairment charge	-	(7,110)	-
Other financial items, net	(16,208)	11,050	(54,876)
Net income before equity in earnings of associated companies	115,299	116,969	158,812

Equity in earnings of associated companies	50,413	75,629	22,799

Net income	165,712	192,598	181,611

Per share information:
Basic earnings per share	$2.10	$2.59	$2.50
Diluted earnings per share	$2.09	$2.59	$2.50

The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited

CONSOLIDATED BALANCE SHEETS
as of December 31, 2010 and 2009
(in thousands of $)

	2010	2009
ASSETS
Current assets
Cash and cash equivalents	86,967	84,186
Restricted cash	5,601	4,101
Trade accounts receivable	1,074	1,873
Due from related parties	32,745	35,251
Other receivables	4,127	1,076
Inventories	484	94
Prepaid expenses and accrued income	327	177
Investment in direct financing and sales-type leases, current portion	103,976	139,889
Total current assets	235,301	266,647

Vessels and equipment	811,740	638,665
Accumulated depreciation on vessels and equipment	(116,229)	(82,058)
Vessels and equipment, net	695,511	556,607
Newbuildings	90,601	71,047
Investment in direct financing and sales-type leases, long-term portion	1,351,305	1,653,826
Investment in associated companies	164,364	501,203
Loans to related parties, long-term	325,612	-
Other long-term investments	2,945	2,329
Deferred charges	14,828	7,927
Financial instruments (long-term): mark to market valuation	1,894	-
Total assets	2,882,361	3,059,586

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	162,785	292,541
Trade accounts payable	449	8
Due to related parties	32,816	58,580
Accrued expenses	6,513	9,098
Dividend payable	-	11,214
Other current liabilities	6,138	6,600
Total current liabilities	208,701	378,041
Long-term liabilities
Long-term debt	1,760,069	1,843,409
Financial instruments (long term): mark to market valuation	57,291	58,346
Other long-term liabilities	27,380	30,462
Total liabilities	2,053,441	2,310,258
Commitments and contingent liabilities
Stockholders' equity
Share capital	79,125	79,125
Additional paid-in capital	60,261	59,307
Contributed surplus	532,143	506,559
Accumulated other comprehensive loss	(43,950)	(48,716)
Accumulated other comprehensive loss – associated companies	(44,811)	(33,415)
Retained earnings	246,152	186,468
Total stockholders' equity	828,920	749,328
Total liabilities and stockholders' equity	2,882,361	3,059,586

The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2010, 2009 and 2008
(in thousands of $)

	2010	2009	2008
Operating activities
Net income	165,712	192,598	181,611
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	34,201	30,236	28,038
Vessel impairment charge	-	26,756	-
Long-term investment impairment charge	-	7,110	-
Amortization of deferred charges	5,036	5,507	3,777
Amortization of seller's credit	(2,072)	(2,065)	(2,144)
Equity in earnings of associated companies	(50,413)	(75,629)	(22,799)
Gain on sale of assets	(28,104)	(24,721)	(17,377)
Adjustment of derivatives to market value	14,733	(12,675)	54,527
Loss/(gain) on repurchase of bonds	13	(20,600)	-
Other	(248)	98	(122)
Changes in operating assets and liabilities
Trade accounts receivable	799	(1,438)	(407)
Due from related parties	15,282	5,531	(3,909)
Other receivables	1,949	73	(1,996)
Inventories	(390)	158	15
Prepaid expenses and accrued income	(150)	3,461	(3,338)
Trade accounts payable	441	(11)	(78)
Accrued expenses	(2,585)	(8,839)	965
Other current liabilities	(433)	(28)	(5,377)
Net cash provided by operating activities	153,771	125,522	211,386

Investing activities
Investment in direct financing lease assets	-	-	(104,000)
Repayments from investments in direct financing and sales-type leases	174,946	209,368	210,348
Additions to newbuildings	(157,736)	(71,468)	(22,395)
Purchase of vessels	(33,575)	-	(60,200)
Proceeds from sales of vessels	39,500	163,086	23,005
Proceeds on cancellation of newbuildings	-	-	1,845
Distribution from/(equity investment in) associated companies	435,000	-	(435,000)
Net amounts (paid to)/received from associated companies	(379,010)	68,000	(7,891)
Costs of other investments	(648)	(920)	(6,537)
(Placement)/redemption of restricted cash	(1,500)	56,002	(33,120)
Net cash provided by (used in) investing activities	76,977	424,068	(433,945)

Financing activities
Shares issued, net of issuance costs	-	16,472	-
Repurchase of bonds	(11,917)	(125,405)	-
Proceeds from issuance of short-term and long-term debt	981,234	134,500	576,973
Repayments of short-term and long-term debt	(1,056,040)	(446,061)	(251,451)
Debt fees paid	(12,417)	(752)	(1,551)
Cash settlement of derivative instruments	(11,592)	(14,666)	(10,655)
Cash dividends paid	(117,235)	(75,567)	(122,937)
Net cash (used in) provided by financing activities	(227,967)	(511,479)	190,379

Net change in cash and cash equivalents	2,781	38,111	(32,180)
Cash and cash equivalents at start of the year	84,186	46,075	78,255
Cash and cash equivalents at end of the year	86,967	84,186	46,075

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	99,106	117,231	126,759

The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND
COMPREHENSIVE INCOME
for the years ended December 31, 2010, 2009 and 2008
(in thousands of $, except number of shares)

	2010	2009	2008
Number of shares outstanding
At beginning of year	79,125,000	72,743,737	72,743,737
Shares issued	-	6,381,263	-
At end of year	79,125,000	79,125,000	72,743,737

Share capital
At beginning of year	79,125	72,744	72,744
Shares issued	-	6,381	-
At end of year	79,125	79,125	72,744

Additional paid-in capital
At beginning of year	59,307	2,194	737
Transfer to contributed surplus	-	(2,194)	-
Employee stock options issued	954	1,392	1,457
Shares issued	-	57,915	-
At end of year	60,261	59,307	2,194

Contributed surplus
At beginning of year	506,559	496,922	485,119
Transfer from additional paid-in capital	-	2,194	-
Amortization of deferred equity contributions	25,584	7,443	11,803
At end of year	532,143	506,559	496,922

Accumulated other comprehensive loss
At beginning of year	(48,716)	(90,064)	(13,894)
Loss on hedging financial instruments reclassified into earnings	14,629	-	-
Fair value adjustment to hedging financial instruments	(9,858)	41,248	(76,019)
Other comprehensive income (loss)	(5)	100	(151)
At end of year	(43,950)	(48,716)	(90,064)

Accumulated other comprehensive loss – associated companies
At beginning of year	(33,415)	(49,244)	-
Fair value adjustment to hedging financial instruments	(11,396)	15,829	(49,244)
At end of year	(44,811)	(33,415)	(49,244)

Retained earnings
At beginning of year	186,468	84,798	69,771
Net income	165,712	192,598	181,611
Dividends declared	(106,028)	(90,928)	(166,584)
At end of year	246,152	186,468	84,798
Total Stockholders' Equity	828,920	749,328	517,350

Comprehensive income
Net income	165,712	192,598	181,611

Loss on hedging financial instruments reclassified into earnings	14,629	-	-
Fair value adjustment to hedging financial instruments	(9,858)	41,248	(76,019)
Fair value adjustment to hedging financial instruments in associated companies	(11,396)	15,829	(49,244)
Other comprehensive(loss) income	(5)	100	(151)
Comprehensive income	159,082	249,775	56,197

The accompanying notes are an integral part of these consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Notes to the Consolidated Financial Statements

1.	GENERAL

Ship Finance International Limited ("Ship Finance" or the "Company"), a publicly listed company on the New York Stock Exchange (ticker SFL), was incorporated in Bermuda in October 2003 as a subsidiary of Frontline Ltd. ("Frontline") for the purpose of acquiring certain of the shipping assets of Frontline. In December 2003, Ship Finance acquired from Frontline a fleet of 47 crude oil tankers (including one purchase option for a tanker), which were all chartered back to the Frontline subsidiary Frontline Shipping Limited ("Frontline Shipping") for most of their estimated remaining lives. Since then additional vessels have been acquired from Frontline and chartered back to Frontline Shipping II Limited ("Frontline Shipping II"), also a subsidiary of Frontline. Additionally, since 2006, the Company has reduced its non-double hull tanker fleet from 18 vessels to five vessels as at December 31, 2010, and these five vessels have each had their charters assigned to Frontline Shipping III Limited ("Frontline Shipping III"), also a subsidiary of Frontline. Frontline Shipping, Frontline Shipping II and Frontline Shipping III are collectively referred to as the "Frontline Charterers". The Company has also entered into fixed rate management and administrative services agreements with Frontline to provide for the operation and maintenance of the Company's tankers and administrative support services.

 Since 2006, in addition to the tankers acquired from Frontline, the Company has acquired vessels of other types, in line with its strategy to expand and diversify. As of December 31, 2010, the Company owned 22 very large crude oil carriers ("VLCCs"), eight Suezmax crude oil carriers, eight oil/bulk/ore carriers ("OBOs"), two Supramax drybulk carriers, nine container vessels, one jack-up drilling rig, three ultra-deepwater drilling units, six offshore supply vessels and two chemical tankers. The above includes the Suezmax tankers Glorycrown and Everbright, which are subject to sales-type lease agreements. The jack-up drilling rig and the three ultra-deepwater drilling units referred to above are owned by wholly-owned subsidiaries of the Company that are accounted for using the equity method (see Note 14). In addition, as at December 31, 2010, the Company had contracted to acquire seven Handysize drybulk carriers and three Supramax drybulk carriers.

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

Consolidation of variable interest entities

A variable interest entity is defined in Accounting Standards Codification ("ASC") Topic 810 "Consolidation" ("ASC 810") as a legal entity where either (a) the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated support; (b) equity interest holders as a group lack either i) the power to direct the activities of the entity that most significantly impact on its economic success, ii) the obligation to absorb the expected losses of the entity, or iii) the right to receive the expected residual returns of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

ASC 810 requires a variable interest entity to be consolidated by its primary beneficiary, being the interest holder, if any, which has both (1) the power to direct the activities of the entity which most significantly impact on the entity's economic performance, and (2) the right to receive benefits or the obligation to absorb losses from the entity which could potentially be significant to the entity.

We evaluate our subsidiaries, and any other entities in which we hold a variable interest, in order to determine whether we are the primary beneficiary of the entity, and where it is determined that we are the primary beneficiary we fully consolidate the entity.

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

Each charter agreement is evaluated and classified as an operating or a capital lease. Rental receipts from operating leases are recognized in income over the period to which the receipt relates.

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

Newbuildings

The carrying value of vessels under construction ("newbuildings") represents the accumulated costs to the balance sheet date which the Company has paid by way of purchase installments and other capital expenditures together with capitalized loan interest and associated finance costs. During the year ended December 31, 2010, we capitalized $0.3 million of interest (2009: $0.6 million).  No charge for depreciation is made until a newbuilding is put into operation.

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

For capital leases that are direct financing leases, the difference between the gross investment in the lease and the carrying value of the vessel is recorded as unearned lease interest income. The net investment in the lease consists of the gross investment less the unearned income. Over the period of the lease each charter payment received, net of vessel operating costs if applicable, is allocated between "lease interest income" and "repayment of investment in lease" in such a way as to produce a constant percentage rate of return on the balance of the net investment in the direct financing lease. Thus, as the balance of the net investment in each direct financing lease decreases, a lower proportion of each lease payment received is allocated to lease interest income and a greater proportion is allocated to lease repayment. For direct financing leases relating to time chartered vessels, the portion of each time charter payment received that relates to vessel operating costs is classified as "lease service revenue".

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

Other Investments

Other long term investments are measured at fair value using the best available value indicators. The Company currently has one such investment in shares which are not publicly traded. The best estimate available for the valuation of this investment is the cost basis. When using this basis of valuation, the Company carries out regular reviews for possible impairment adjustments. Following such a review, an adjustment was made to the carrying value of this asset in 2009, which was reported in the consolidated statement of operations as "Long term investment impairment charge".

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

Impairment of long-lived assets

The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell. The Company carried out a review of the carrying value of its vessels, drilling rigs and long-term investment in the second quarter of the year ended December 31, 2009, and concluded that the carrying values of its six single-hull vessels, excluding those sold under sales-type lease agreements, and its investment were impaired. Following the impairment charges taken against these assets, the review of the carrying value of long-lived assets as at December 31, 2010, indicated that none of the Company's asset values are further impaired.

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

Derivatives

Interest rate and currency swaps

The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating interest rates into fixed rates over the life of the transactions without an exchange of underlying principal. The Company also enters into currency swap transactions from time to time to hedge against the effects of exchange rate fluctuations on loan liabilities. Currency swap transactions involve the exchange of fixed amounts of other currencies for fixed US dollar amounts over the life of the transactions, including an exchange of underlying principal.  The fair values of the interest rate and currency swap contracts are recognized as assets or liabilities, and for certain of the Company's swaps changes in fair values are recognized in the consolidated statements of operations. When the interest rate and/or currency swap qualifies for hedge accounting under ASC Topic 815 "Derivatives and Hedging" ("ASC 815"), and the Company has formally designated the swap instrument as a hedge to the underlying loan, and when the hedge is effective, the changes in the fair value of the swap are recognized in other comprehensive income.

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

Total return equity swaps

The Company may enter into Total Return Swaps ("TRS") indexed to the Company's own shares, whereby the counterparty acquires shares in the Company, and the Company carries the risk of fluctuations in the share price of the acquired shares. The settlement amount for each TRS transaction will be (A) the proceeds on sale of the shares plus all dividends received by the counterparty while holding the shares, less (B) the cost of purchasing the shares plus an agreed compensation for cost of carriage for the counterparty. Settlement will be either a payment from or to the counterparty, depending on whether A is more or less than B. The fair value of each TRS is recorded as an asset or liability, with the changes in fair values recognized in the consolidated statement of operations. The Company may, from time to time, enter into TRS arrangements indexed to shares in other companies and these are reported in the same way.

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

Stock-based compensation

The Company has adopted ASC Topic 718 "Compensation – Stock Compensation" ("ASC 718"), under which we are required to expense the fair value of stock options issued to employees over the period the options vest. The Company uses the simplified method for making estimates of the expected term of stock options.

Reclassifications

Certain prior year balances have been reclassified to conform to current year presentation.

3.	RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2009-17 "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" ("ASU 2009-17"). ASU 2009-17 amends the evaluation criteria to identify the primary beneficiary of a variable interest entity. Additionally, ASU 2009-17 requires ongoing reassessments of whether an enterprise is the primary beneficiary of the variable interest entity and additional disclosures. The adoption of ASU 2009-17 by the Company with effect from January 1, 2010, did not have a material impact on its consolidated financial position, results of operations, and cash flows.

In January 2010, the FASB issued ASU 2010-01 "Accounting for Distributions to Shareholders with Components of Stock and Cash" in order to eliminate diversity in the way different enterprises reflect new shares issued as part of a distribution in their calculation of Earnings Per Share ("EPS"). The provisions of ASU 2010-01 are effective on a retrospective basis and their adoption had no impact on the Company's reported EPS.

In January 2010, the FASB issued ASU 2010-06 "Improving Disclosures about Fair Value Measurements", to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements related to Level 3 measurements. The adoption of ASU 2010-06 with effect from January 1, 2010, did not have a material impact on the Company's disclosures or consolidated financial position, results of operations, and cash flows.

In July 2010,  the FASB issued ASU 2010-20 "Disclosures about the Credit Quality of Financing Receivables and Allowance for Credit Losses", in order to address concerns about the sufficiency, transparency and robustness of credit risk disclosures for finance receivables and the related allowance for credit losses. The adoption of ASU 2010-20 with effect from January 1, 2010, did not have a material impact on the Company's disclosures or consolidated financial position, results of operations, and cash flows.

4.	SEGMENT INFORMATION

The Company has only one reportable segment.

The Company's assets operate on a world-wide basis and the Company's management does not evaluate performance by geographical region, as any such information would not be meaningful.

5.      TAXATION

Bermuda

Under current Bermudan law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until the year 2016.

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

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31
	2010	2009	2008
Net income available to stockholders	165,712	192,598	181,611

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31
(in thousands)	2010	2009	2008
Basic earnings per share:
Weighted average number of common shares outstanding	79,056	74,399	72,744
Diluted earnings per share:
Weighted average number of common shares outstanding	79,056	74,399	72,744
Effect of dilutive share options	227	5	28
	79,283	74,404	72,772

7.     OPERATING LEASES

Rental income

The minimum future revenues to be received under the Company's non-cancelable operating leases on its vessels as of December 31, 2010, are as follows:

(in thousands of $) Year ending December 31
2011	80,380
2012	76,958
2013	76,123
2014	76,088
2015	74,079
Thereafter	256,399
Total minimum lease revenues	640,027

The cost and accumulated depreciation of vessels leased to third parties on operating leases at December 31, 2010 and 2009 were as follows:

(in thousands of $)	2010	2009
Cost	811,740	638,665
Accumulated depreciation	116,229	82,058
Vessels and equipment, net	695,511	556,607

8.	GAIN ON SALE OF ASSETS

 During the year ended December 31, 2010, the Company realized the following gains / (losses) on sales of vessels:

(in thousands of $) Vessel	Imputed sales price	Book value	Gain/(loss)
Everbright	95,100	69,091	26,009
Front Vista	58,532	56,732	1,800
Golden River	9,698	9,819	(121)
Front Sabang	15,203	14,787	416
	178,533	150,429	28,104

The Everbright was a newbuilding Suezmax tanker which, on delivery from the yard in March 2010, was sold under a sales-type lease agreement, concluding in March 2015. Total agreed cash payments of $113 million will be received over the five year term and the imputed sale price above has been calculated in accordance with ASC Topic 840 "Leases". The vessel will be included in net investment in sales-type leases until the lease ends in 2015.

The VLCC Front Vista was accounted for as a direct financing lease asset and was sold in February 2010 to a subsidiary of Frontline. The above sales price included a charter termination fee receivable.

The single-hull VLCC Golden River was accounted for as an operating lease asset and was sold in April 2010 to an unrelated party. The above sales price on disposal is shown net of charter termination payments.

The single-hull VLCC Front Sabang was accounted for as a sales-type lease asset, chartered until October 2011 with the charterer obliged to purchase the vessel at the end of the charter. In August 2010, the charterer exercised an option to purchase the vessel before the end of the charter.

9.	OTHER FINANCIAL ITEMS

Other financial items comprise the following items:

	Year ended December 31
(in thousands of $)	2010	2009	2008
Net (decrease)/increase in mark-to-market valuation of financial instruments	(14,733)	12,675	(54,527)
Other items	(1,475)	(1,625)	(349)
Total other financial items	(16,208)	11,050	(54,876)

The net (decrease)/increase in mark-to-market valuations relates to the ineffective portion of interest rate swaps that have been designated as cash flow hedges, and also to total return equity swaps, total return bond swaps, terminated interest rate swaps and undesignated interest rate swaptions. Changes in the valuations of the effective portion of interest rate swaps that are designated as cash flow hedges are reported under "Other comprehensive income". The above decrease in valuation of financial instruments in the year ended December 31, 2010, includes $14.6 million reclassified from "Other comprehensive income" (2009: $nil; 2008: $nil), resulting from the termination of interest rate swaps relating to the $1,131 million secured term loan facility, which was repaid in March 2010.

Other items include bank charges, fees relating to loan facilities and foreign currency translation adjustments.

10.	RESTRICTED CASH

(in thousands of $)	2010	2009
Restricted cash	5,601	4,101

Restricted cash consists mainly of deposits held as collateral by the relevant banks in connection with loans, interest rate swaps and currency swaps (see Note 22). Restricted cash does not include minimum consolidated cash balances required to be maintained as part of the financial covenants in some of the Company's loan facilities, as these amounts are included in "Cash and cash equivalents".

11.   TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Trade accounts receivable

Trade accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful trade accounts receivable was $nil at both December 31, 2010 and 2009.

Other receivables

Other receivables are presented net of allowances for doubtful accounts. As at December 31, 2010 and 2009 there was no allowance.

12.  VESSELS AND EQUIPMENT, NET

(in thousands of $)	2010	2009
Cost	811,740	638,665
Accumulated depreciation	116,229	82,058
Vessels and equipment, net	695,511	556,607

Depreciation expense was $34.2 million, $30.2 million and $28.0 million for the years ended December 31, 2010, 2009, and 2008, respectively.

13.   INVESTMENTS IN DIRECT FINANCING AND SALES-TYPE LEASES

Most of the Company's double-hull VLCCs, Suezmaxes and OBOs are chartered to Frontline Shipping and Frontline Shipping II on long-term, fixed rate time charters which extend for various periods depending on the age of the vessels, ranging from approximately four to 16 years. The terms of the charters do not provide Frontline Shipping and Frontline Shipping II with an option to terminate the charter before the end of its term.

Two of the Company's offshore supply vessels are chartered on long term bareboat charters to DESS Cyprus Limited, a wholly owned subsidiary of Deep Sea Supply Plc. ("Deep Sea"), a related party. The terms of the charters provide the charterer with various call options to acquire the vessels at certain dates throughout the charters, which expire in 2020.

As of December 31, 2010, 33 of the Company's assets were accounted for as direct financing leases, all of which are leased to related parties. In addition, two of the Company's assets leased to non-related parties, Glorycrown and Everbright, were accounted for as sales-type leases.

The following lists the components of the investments in direct financing and sales-type leases as at December 31, 2010, of which Glorycrown and Everbright accounted for $104.5 million.

(in thousands of $)	2010	2009
Total minimum lease payments to be received	2,779,907	3,339,545
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(726,751)	(831,275)
Net minimum lease payments receivable	2,053,156	2,508,270
Estimated residual values of leased property (un-guaranteed)	370,379	522,873
Less: unearned income	(770,417)	(1,013,139)
	1,653,118	2,018,004
Less: deferred deemed equity contribution	(180,890)	(206,474)
Less: unamortized gains	(16,947)	(17,815)
Total investment in direct financing and sales-type leases	1,455,281	1,793,715

Current portion	103,976	139,889
Long-term portion	1,351,305	1,653,826
	1,455,281	1,793,715

The minimum future gross revenues to be received under the Company's non-cancellable direct financing and sales-type leases as of December 31, 2010, are as follows:

(in thousands of $) Year ending December 31
2011	283,145
2012	276,802
2013	272,565
2014	352,934
2015	234,674
Thereafter	1,359,787
Total minimum lease revenues	2,779,907

14.   INVESTMENT IN ASSOCIATED COMPANIES

The Company has certain wholly-owned subsidiaries which are accounted for using the equity method as it has been determined under ASC 810 that they are variable interest entities in which Ship Finance is not the primary beneficiary. This determination is due, in each case, to the subsidiary owning assets on which the underlying leases include both fixed price call options and fixed price put options or purchase obligations.

At December 31, 2010 and 2009, the Company had the following participation in investments that are recorded using the equity method:

	2010	2009
Front Shadow Inc. ("Front Shadow")	-	100.00%
SFL West Polaris Limited ("SFL West Polaris")	100.00%	100.00%
SFL Deepwater Ltd ("SFL Deepwater")	100.00%	100.00%
Rig Finance II Limited ("Rig Finance II")	100.00%	-

Front Shadow Inc. ("Front Shadow") is a 100% owned subsidiary of Ship Finance, incorporated in 2006 for the purpose of holding a Panamax drybulk carrier and leasing that vessel to Golden Ocean Group Limited ("Golden Ocean"), a related party. In December 2010, the lease with Golden Ocean was terminated and the vessel was sold at Golden Ocean's purchase option price of $21.5 million, whereupon Front Shadow ceased to be a variable interest entity accounted for using the equity method. On sale of its vessel, $14.5 million outstanding under Front Shadow's $22.7 million term loan facility was repaid in full, and from the date of disposal Front Shadow has been fully consolidated by the Company.

SFL West Polaris Limited ("SFL West Polaris") is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding an ultra deepwater drillship and leasing that vessel to Seadrill Polaris Ltd. ("Seadrill Polaris"), fully guaranteed by Seadrill. In July 2008, SFL West Polaris entered into a $700.0 million term loan facility and at December 31, 2010, the balance outstanding under this facility was $546.0 million. The Company guaranteed $90.0 million of this debt at December 31, 2010. The vessel is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, SFL West Polaris has a put option to sell the vessel to Seadrill Polaris at a fixed price at the end of the charter, which expires in 2023.

SFL Deepwater Ltd ("SFL Deepwater") is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding two ultra deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. ("Seadrill Deepwater") and Seadrill Offshore AS ("Seadrill Offshore"), fully guaranteed by Seadrill. In September 2008, SFL Deepwater entered into a $1,400.0 million term loan facility and at December 31, 2010, the balance outstanding under this facility was $1,099.4 million. The Company guarantees $200.0 million of this debt. The rigs are chartered on a bareboat basis and the terms of the charter provide each of the charterers with various call options to acquire the rigs at certain dates throughout the charter. In addition, there is an obligation for each of the charterers to purchase the respective rigs at fixed prices at the end of the charters, which expire in 2023.

Rig Finance II Limited ("Rig Finance II") is a 100% owned subsidiary of Ship Finance, incorporated in 2007 for the purpose of holding a jack-up drilling rig and leasing that rig to Seadrill Prospero Limited, fully guaranteed by Seadrill. In February 2007, Rig Finance II entered into a $170 million term loan facility and at December 31, 2010, the balance outstanding under this facility was $101.2 million. The Company guarantees $20.0 million of this debt. The rig is chartered on a bareboat basis and the terms of the charter initially provided the charterer with various call options to acquire the rig at certain dates throughout the charter, which expires in 2022. On December 31, 2010, the terms of the charter were amended to provide the charterer with two additional call options in exchange for Rig Finance II receiving a put option at the end of the charter. Prior to the charter amendment, Rig Finance II was fully consolidated by the Company on the basis that it was a variable interest entity in which the Company was the primary beneficiary. The charter amendment has resulted in the Company no longer being the primary beneficiary of Rig Finance II, which accordingly under ASC 810 is accounted for using the equity method with effect from December 31, 2010.

        Summarized balance sheet information of the Company's equity method investees is as follows:

	As of December 31, 2010
(in thousands of $)	TOTAL	Rig Finance II	Front Shadow (1)	SFL West Polaris	SFL Deepwater
Current assets	297,578	38,447	-	89,612	169,519
Non-current assets	1,996,461	125,397	-	612,878	1,258,186
Current liabilities	258,217	9,248	-	80,451	168,518
Non-current liabilities	1,871,458	91,910	-	600,082	1,179,466

(1)	Front Shadow was not accounted for under the equity method at December 31, 2010.

	As of December 31, 2009
(in thousands of $)	TOTAL	Rig Finance II (2)	Front Shadow	SFL West Polaris	SFL Deepwater
Current assets	316,822	-	1,882	112,002	202,938
Non-current assets	2,125,707	-	21,626	692,690	1,411,391
Current liabilities	247,575	-	6,055	77,403	164,117
Non-current liabilities	1,693,751	-	14,460	578,088	1,101,203

(2)	Rig Finance II was not accounted for under the equity method at December 31, 2009.

The equity invested by Ship Finance in SFL West Polaris and SFL Deepwater at December 31, 2009, was in the form of contributed surplus, amounting to $145 million and $290 million, respectively. In the year ended December 31, 2010, these two companies made distributions of $145 million and $290 million, respectively, to Ship Finance out of contributed surplus, as permitted by Section 54 of the Bermuda Companies Act.

Summarized statement of operations information of the Company's equity method investees is shown below.  Information for Rig Finance II is not included, because its operating results are fully consolidated up to December 31, 2010.

	Year ended December 31, 2010
(in thousands of $)	TOTAL	Front Shadow	SFL West Polaris	SFL Deepwater
Operating revenues	137,344	899	52,318	84,127
Net operating income	137,149	749	52,316	84,084
Net income	50,413	548	14,569	35,296

	Year ended December 31, 2009
(in thousands of $)	TOTAL	Front Shadow	SFL West Polaris	SFL Deepwater
Operating revenues	150,473	1,109	57,547	91,817
Net operating income	150,230	1,096	57,442	91,692
Net income	75,629	864	22,476	52,289

	Year ended December 31, 2008
(in thousands of $)	TOTAL	Front Shadow	SFL West Polaris	SFL Deepwater
Operating revenues	44,823	1,632	28,156	15,035
Net operating income	44,560	1,630	28,024	14,906
Net income	22,799	939	13,354	8,506

15.   ACCRUED EXPENSES

(in thousands of $)	2010	2009
Ship operating expenses	537	84
Administrative expenses	704	1,333
Interest expense	5,272	7,681
	6,513	9,098

16.   DIVIDEND PAYABLE

On November 27, 2009, the Board declared a dividend of $0.30 per share totaling $23.4 million, to be paid on or about January 27, 2010, in cash or, at the election of the shareholder, in newly issued common shares at a price of $13.16 per share.  As a result of the shareholders' elections, this dividend was settled in January 2010 by the issue of 930,483 new shares and cash payments of $11.2 million. The newly issued shares were included in reported share capital as at December 31, 2009, and the $11.2 million payable in cash was presented in the balance sheet as "Dividend payable". On November 23, 2010, the Board declared a dividend of $0.36 per share totaling $28.5 million, which was paid in cash on December 30, 2010. Accordingly, there was no outstanding dividend payable at December 31, 2010.

17.   SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	2010	2009
Long-term debt:
8.5% Senior Notes due 2013	296,074	301,074
NOK500 million senior unsecured floating rate bonds due 2014	78,955	-
U.S dollar fixed rate loan due 2011 to a related party	-	90,000
U.S. dollar denominated floating rate debt (LIBOR plus margin) due through 2019	1,547,825	1,718,376
	1,922,854	2,109,450
Short-term debt:
U.S dollar floating rate loan due 2010 to a related party	-	26,500
Total short-term and long-term debt	1,922,854	2,135,950
Less: short-term debt and current portion of long-term debt	(162,785)	(292,541)
	1,760,069	1,843,409

The outstanding debt as of December 31, 2010 is repayable as follows:

(in thousands of $) Year ending December 31
2011	162,785
2012	354,880
2013	465,855
2014	369,311
2015	367,008
Thereafter	203,015
Total debt	1,922,854

The weighted average interest rate for floating rate debt denominated in U.S. dollars and Norwegian kroner ("NOK") as at December 31, 2010, was 4.13% per annum (2009: 3.59% per annum). These rates take into consideration the effect of related interest rate swaps. At December 31, 2010, the three month dollar LIBOR rate was 0.303% (2009: 0.251%) and the three month Norwegian kroner NIBOR rate was 2.62%.

8.5% Senior Notes due 2013

On December 15, 2003, the Company issued $580 million of 8.5% senior notes.  Interest on the notes is payable in cash semi-annually in arrears on June 15 and December 15. The notes were not redeemable prior to December 15, 2008, except in certain circumstances. After this date the Company may redeem notes at redemption prices which reduce from an initial redemption price of 104.25% to a redemption price of 100% from December 15, 2011, onwards.

In 2004, 2005 and 2006, the Company bought back and cancelled notes with an aggregate principal amount of $130.9 million. No notes were bought in 2007 and 2008.  In 2009 and 2010, the Company purchased notes with principal amounts totalling $148.0 million and $5.0 million, respectively, which are being held as treasury notes and against which certain borrowings are secured (see below). A gain of $20.6 million was recorded on the purchases in 2009 and a loss of $13,000 was recorded on the purchases in 2010. The net amount outstanding at December 31, 2010, was $296.1 million (2009: $301.1 million).

NOK500 million senior unsecured bonds due 2014

On October 7, 2010, the Company issued a senior unsecured bond loan totaling NOK500.0 million in the Norwegian credit markets. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on April 7, 2014.  The bonds may, in their entirety, be redeemed at the Company's option from October 7, 2013, until April 6, 2014, upon giving bondholders at least 30 days notice and paying 100.50% of par value plus accrued interest. Subsequent to the issue of the bonds, the Company purchased bonds with principal amounts totaling NOK40.5 million, which are being held as treasury bonds. The net amount outstanding at December 31, 2010, was NOK459.5 million ($79.0 million).

$115 million loan due to a related party

In November 2008, the Company entered into a $115 million loan agreement at a fixed interest rate with a related party. The $90.0 million outstanding at December 31, 2010, was repaid in March 2010.

$1,131 million secured term loan facility

In February 2005, the Company entered into a $1,131 million six year term loan facility with a syndicate of banks. The facility was repaid in March 2010, when it was replaced with a new $725 million facility (see below).

$350 million combined senior and junior secured term loan facility

In June 2005, the Company entered into a combined $350 million senior and junior secured term loan facility with a syndicate of banks, for the purpose of partly funding the acquisition of five VLCCs. The facility bears interest at LIBOR plus a margin for the senior loan and LIBOR plus a different margin for the junior loan. The facility has a term of seven years.

$210 million secured term loan facility

In April 2006, five wholly-owned subsidiaries of the Company entered into a $210 million secured term loan facility with a syndicate of banks to partly fund the acquisition of five new container vessels.  The Company has not provided any corporate guarantees for this facility. The facility bears interest at LIBOR plus a margin and has a term of 12 years from the date of drawdown.

$149 million secured term loan facility

In August 2007, five wholly-owned subsidiaries of the Company entered into a $149 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of five new offshore supply vessels. One of the vessels was sold in January 2008 and the loan facility now relates to the remaining four vessels. The Company has provided a limited corporate guarantee for this facility. The facility bears interest at LIBOR plus a margin and has a term of seven years.

$77 million secured term loan facility

In January 2008, two wholly-owned subsidiaries of the Company entered into a $77 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of two offshore supply vessels. The Company has provided a limited corporate guarantee for this facility. The facility bears interest at LIBOR plus a margin and has a term of seven years.

$30 million secured revolving credit facility

In February 2008, a wholly-owned subsidiary of the Company entered into a $30 million secured revolving credit facility with a bank.  The proceeds of the facility were used to partly fund the acquisition of the container vessel SFL Europa. The facility bears interest at LIBOR plus a margin and has a term of seven years.  At December 31, 2010, the available amount under the facility was fully drawn.

$49 million secured term loan facility

In March 2008, two wholly-owned subsidiaries of the Company entered into a $49 million secured term loan facility with a bank.  The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers. The Company has provided a limited corporate guarantee for this facility. The facility bears interest at LIBOR plus a margin and has a term of ten years.

$70 million secured revolving credit facility

In June 2008, three wholly-owned subsidiaries of the Company entered into a $70 million secured revolving credit facility with a bank.  The proceeds of the facility were secured against three single-hull VLCCs, two of which were sold in 2009. The remaining VLCC was sold in 2010 and the facility was fully repaid in August 2010.

$58 million secured revolving credit facility

In September 2008, two wholly-owned subsidiaries of the Company entered into a $58 million secured revolving credit facility with a syndicate of banks.  The proceeds of the facility were secured against two containerships, Asian Ace and Green Ace. The facility bears interest at LIBOR plus a margin and has a term of five years.  At December 31, 2010, $33.6 million of the available amount of $37.8 million was drawn under the facility.

$100 million secured revolving credit facility

In November 2008, the Company entered into a two year $100 million secured revolving credit facility with a bank, secured against five single-hull VLCCs. The facility was fully repaid in July 2010.

$60 million secured term loan facility

In June 2009, a wholly-owned subsidiary of the Company entered into a $60 million secured term loan facility with a bank.  The proceeds of the facility were used to partly fund the purchase of 8.5% Senior Notes issued by the Company, which are being held as treasury notes and against which the facility is secured. The facility bears interest at LIBOR plus a margin and matures in January 2013.

$30 million secured term loan facility

In June 2009, a wholly-owned subsidiary of the Company entered into a $30 million secured term loan facility with a bank.  The proceeds of the facility were used to partly fund the purchase of 8.5% Senior Notes issued by the Company, which are being held as treasury notes and against which the facility is secured. The facility bears interest at LIBOR plus a margin and has a term of three years.

$43 million secured term loan facility

In February 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, secured against the Suezmax tanker Glorycrown.  The facility bears interest at LIBOR plus a margin and has a term of approximately five years.

$725 million secured term loan and revolving credit facility

In March 2010, the Company entered into a $725 million secured term loan and revolving credit facility with a syndicate of banks, secured against 26 vessels chartered to Frontline. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years.

$43 million secured term loan facility

In March 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, secured against the Suezmax tanker Everbright.  The facility bears interest at LIBOR plus a margin and has a term of five years.

$25 million secured revolving credit facility

In September 2010, the Company entered into a $25 million secured revolving credit facility with a bank, secured against five non-double hull VLCCs. Two of the vessels have since been sold, with delivery scheduled for the first quarter of 2011, upon which the facility will be secured against the remaining three vessels. The facility bears interest at LIBOR plus a margin and has a term of two years. At December 31, 2010, the available amount under the facility was fully drawn.

$54 million secured term loan facility

In November 2010, two wholly-owned subsidiaries of the Company entered into a $53.7 million secured term loan facility with a bank, secured against the newly acquired Supramax drybulk carriers SFL Hudson and SFL Yukon. The Company has provided a limited corporate guarantee for this facility. The facility bears interest at LIBOR plus a margin and has a term of eight years.

$27 million short-term loan due to related party

In March 2009, the Charter Ancillary Agreement with Frontline Shipping III was amended, whereby the charter service reserve at the time totaling $26.5 million relating to the vessels on charter to Frontline Shipping III was made available to the Company in the form of a loan. The loan was fully repaid in 2010.

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of December 31, 2010, the Company is in compliance with all of the covenants under its long-term debt facilities.

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

19.    SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	2010	2009
125,000,000 common shares of $1.00 par value each	125,000	125,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	2010	2009
79,125,000 common shares of $1.00 par value each (2009: 79,125,000 shares)	79,125	79,125

The Company's common shares are listed on the New York Stock Exchange.

In the year ended December 31, 2009, the Company issued and sold 1,372,100 shares pursuant to a prospectus supplement filed in December 2008. Under this arrangement, total proceeds of $16.5 million net of costs were received, resulting in a premium on issue of $15.1 million.

During the year ended December 31, 2009, the Company declared four dividends and in each case shareholders were given the option to elect to receive their dividend in cash or in the form of newly issued common shares. The Company issued a total of 4,998,603 shares under this arrangement, with a premium on issue of $42.8 million. Of these new shares issued, 930,483 were issued on January 27, 2010, in respect of the dividend declared on November 27, 2009, with an ex-dividend date of December 4, 2009. These shares issued in January 2010 were reflected in the Consolidated Balance Sheet as at December 31, 2009, since the outcome of the shareholders' elections was fully known when the Consolidated Balance Sheet was prepared.
No further shares were issued in the year ended December 31, 2010, and the Company had issued share capital of 79,125,000 common shares as at December 31, 2009, and December 31, 2010.

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

The Company has accounted for the acquisition of vessels from Frontline at Frontline's historical carrying value.  The difference between the historical carrying values and the net investment in the leases has been recorded as a deferred deemed equity contribution, which is presented as a reduction in net investment in direct financing leases in the balance sheet.  This accounting treatment arises from the related party nature of both the initial transfer of the vessels and the subsequent leases.  The deferred deemed equity contribution is amortized to contributed surplus over the life of the lease arrangements, as lease payments are applied to the principal balance of the lease receivable. In the year ended December 31, 2010, the Company has credited contributed surplus with $25.6 million of such deemed equity contributions (2009: $7.4 million).

20.    SHARE OPTION PLAN

The Option Scheme adopted in November 2006 will expire in November 2016.  The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the Company per share in the period from the date of grant until the date the option is exercised, provided the subscription price never shall be reduced below the par value of the share.  Options granted under the scheme will vest at a date determined by the board at the date of the grant.  The options granted under the plan to date vest over a period of one to three years and have a five year term.  There is no maximum number of shares authorized for awards of equity share options, and either authorized unissued shares of Ship Finance or treasury shares held by the Company may be used to satisfy exercised options.

The following summarizes share option transactions related to the Option Scheme in 2010, 2009 and 2008:

	2010		2009		2008
	Options	Weighted average exercise price $	Options	Weighted average exercise price $	Options	Weighted average exercise price $
Options outstanding at beginning of year	770,000	27.64	555,000	24.18	360,000	24.44
Cancelled	-	-	(355,000)	21.91	-	-
Granted	97,000	18.19	570,000	10.91	195,000	27.52
Exercised	(26,334)	10.38	-	-	-	-
Forfeited	(223,666)	26.69	-	-	-	-
Options outstanding at end of year	617,000	10.14	770,000	14.84	555,000	24.18
Exercisable at end of year	280,005	8.87	133,333	27.64	170,000	21.55

In 2009, previously granted options for 355,000 shares were cancelled and concurrently replaced with awards for 495,000 options. As prescribed by ASC 718, this was accounted for as a modification of previously awarded equity instruments.

The exercise price of each option is progressively reduced by the amount of any dividends declared. The above figures show the average of the reduced exercise prices at the beginning and end of the year for options then outstanding. For options granted, cancelled, exercised or forfeited during the year, the above figures show the average of the exercise prices at the time the options were granted, cancelled, exercised or forfeited, as appropriate.

The fair values of options granted or modified are estimated on the date of the grant or modification using the Black-Scholes-Merton option valuation model. The weighted average assumptions used to calculate the fair values of new options granted in 2010, 2009 and 2008 and of the options modified in 2009 are as follows:

	New options granted in year ended December 31,			Options modified in
	2010	2009	2008	2009
	(at grant date)	(at grant date)	(at grant date)	(at modification date)
Risk free interest rate	1.32%	1.42%	2.37%	1.41%
Expected volatility	65.6%	64.3%	27.1%	63.5%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Expected life of options	3.5 years	3.5 years	3.5 years	3.5 years

The risk-free interest rates were estimated using the interest rate on three year U.S. treasury zero coupon issues.  The volatility was estimated using historical share price data.  The dividend yield has been estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date.  It is assumed that all options granted under the plan will vest.

The weighted average grant-date fair value of new options granted during 2010 is $8.37 per share (2009: $5.63 per share, 2008: $6.42 per share). Of the options granted in 2009, 75,000 were new options granted and 495,000 were options granted to replace 355,000 options previously granted. The weighted average modification-date fair value of these replacement options granted in 2009 was $2.56 per share (2010: $nil, 2008: $nil).

The total intrinsic value of options exercised in 2010 was $0.2 million on the day of exercise. The intrinsic value of options fully vested but not exercised at December 31, 2010 is $3.5 million and their average remaining term is 3.6 years.

As of December 31, 2010, there was $0.8 million in unrecognized compensation costs related to non-vested options granted under the Option Scheme (2009: $1.6 million). This cost will be recognized over the remaining vesting periods, which average 1.6 years.

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

The Consolidated Balance Sheets include the following amounts due from and to related parties, excluding direct financing lease balances (see Note 13):

(in thousands of $)	2010	2009
Amounts due from:
Front Shadow	-	1,390
Frontline Charterers	31,138	33,585
Frontline Ltd	1,091	276
Deep Sea	512	-
Seadrill	4	-
Total amount due from related parties	32,745	35,251
Loans to related parties:
SFL West Polaris	101,433	-
SFL Deepwater	224,179	-
Total loans to related parties	325,612	-
Amounts due to:
Rig Finance II	30,659	-
SFL West Polaris	-	27,086
SFL Deepwater	-	31,072
Frontline Management	2,001	234
Other related parties	156	188
Total amount due to related parties	32,816	58,580
Short-term debt: due to a related party	-	26,500
Long-term debt due to a related party	-	90,000

SFL West Polaris, SFL Deepwater and Rig Finance II are wholly-owned subsidiaries which are accounted for under the equity method as at December 31, 2010 – see Note 14. At December 31, 2009, but not at December 31, 2010, the wholly-owned subsidiary Front Shadow was also accounted for under the equity method. At December 31, 2009, the wholly-owned subsidiary Rig Finance II was fully consolidated i.e. was not equity accounted. The amounts due from Front Shadow and to SFL West Polaris, SFL Deepwater and Rig Finance II are the balances on the current accounts between those companies and Ship Finance. As described below in "Related party loans", at December 31, 2010, the long-term loans from Ship Finance to SFL West Polaris and SFL Deepwater are presented net of their respective current accounts.

Related party leasing and service contracts

As at December 31, 2010, 31 of the Company's vessels were leased to the Frontline Charterers and two offshore supply vessels were leased to a subsidiary of Deep Sea: these leases have been recorded as direct financing leases.  Prior to December 31, 2010, the Company also fully consolidated Rig Finance II (see Note 14) which leases a jack-up drilling rig to a subsidiary of Seadrill under a direct financing lease.  In addition, at December 31, 2010, five vessels were leased to the Frontline Charterers and four offshore supply vessels were leased to subsidiaries of Deep Sea under operating leases.

At December 31, 2010, the combined balance of net investments in direct financing leases with the Frontline Charterers and Deep Sea was $1,548.6 million (2009: $1,942.6 million, including the jack-up drilling rig leased to a subsidiary of Seadrill), of which $98.6 million (2009: $128.0 million) represents short-term maturities.

At December 31, 2010, the net book value of assets leased under operating leases to the Frontline Charterers and Deep Sea was $204.4 million (2009: $147.1 million).

A summary of leasing revenues earned from the Frontline Charterers, Seadrill and Deep Sea is as follows:

Payments (in millions of $)	2010	2009	2008
Operating lease income	22.6	20.4	21.2
Direct financing lease interest income	119.4	147.5	174.9
Finance lease service revenue	76.9	89.0	93.6
Direct financing lease repayments	123.8	153.8	175.7

The Frontline Charterers pay the Company profit sharing of 20% of their earnings on a time-charter equivalent basis from their use of the Company's fleet above average threshold charter rates each fiscal year.  During the year ended December 31, 2010, the Company earned and recognized revenue of $30.6 million (2009: $33.0 million, 2008: $111.0 million) under this arrangement.

In the event that vessels on charter to the Frontline Charterers are agreed to be sold, the Company may either pay or receive compensation for the termination of the lease. In April 2010, the single hull VLCC Golden River was sold and the lease on this vessel was cancelled, with an agreed termination fee payable of $2.8 million. In September 2009, the single hull VLCC Front Duchess was sold and the lease on this vessel was cancelled, with an agreed termination fee of $2.4 million. Also, in February 2010 the VLCC Front Vista was sold to a subsidiary of Frontline and compensation of $0.4 million was received from Frontline for the cancellation of the related charter.

As at December 31, 2010, the Company was owed a total of $31.1 million (2009: $33.6 million) by the Frontline Charterers in respect of leasing contracts and profit share.

At December 31, 2010, the Company was owed $1.1 million (2009: $0.3 million) by Frontline in respect of various items, including compensation receivable on termination of the Front Vista lease, and was also owed $0.5 million (2009: nil) by Deep Sea in respect of interest rate adjustments to charter rates.

The vessels leased to the Frontline Charterers are on time charter terms and for each such vessel the Company pays a management fee of $6,500 per day to Frontline Management (Bermuda) Ltd. ("Frontline Management"), a wholly owned subsidiary of Frontline. An exception to this arrangement is for any vessel leased to the Frontline Charterers which is sub-chartered on a bareboat basis, for which there is no management fee payable for the duration of the bareboat sub-charter. In the year ended December 31, 2010, the Company also had one container vessel operating on time charter, for which the supervision of the technical management was sub-contracted to Frontline Management. In the year ended December 31, 2010, management fees payable to Frontline Management amounted to $78.3 million (2009: $89.0 million, 2008: $93.6 million).

In the year ended December 31, 2010, the Company had one container vessel and two drybulk carriers operating on time charter, for which part of the operating management was sub-contracted to Golden Ocean. In the year ended December 31, 2010, management fees payable to Golden Ocean amounted to approximately $20,000 (2009: $nil; 2008: $nil). Management fees are classified as ship operating expenses in the consolidated statements of operations.

We pay a commission of 1% to Frontline Management in respect of all payments received in respect of the five-year sales-type leases on the Suezmax tankers Glorycrown and Everbright.  In 2010 we paid $0.5 million to Frontline Management pursuant to this arrangement (2009: $0.4 million).

The Company also paid $0.4 million in 2010 (2009: $0.4 million, 2008: $1.0 million) to Frontline Management for the provision of management and administrative services.

We pay fees to Frontline Management for the management supervision of some of our newbuildings, which in 2010 amounted to $1.9 million (2009: $0.8 million, 2008: $0.5 million).

The Company paid $331,000 in 2010 (2009: $298,000; 2008: $320,000) to Frontline Management AS for the provision of office facilities in Oslo.

As at December 31, 2010, the Company owes Frontline Management and Frontline Management AS a combined total of $2.0 million (2009: $0.2 million) for various items, including newbuilding supervision fees and office costs.

The Company paid $161,000 in 2010 (2009: $208,000, 2008: $37,000) to Golar Management UK Limited, a subsidiary of Golar, for the provision of office facilities in London. At December 31, 2010, the Company owed Golar Management UK Limited $122,000 (2009: $115,000), which are included in amounts due to other related parties.

The Company paid $19,000 in 2010 (2009: $17,000; 2008: $6,000) to Seadrill Management (S) Pte Ltd, a subsidiary of Seadrill, for the provision of office facilities in Singapore.

Related party loans

In 2010, Ship Finance entered into agreements with SFL West Polaris and SFL Deepwater granting loans to them of $145.0 million and $290.0 million, respectively, bearing a fixed rate of interest. These loans are subordinated to their secured term loan facilities and are repayable in full on July 11, 2023, and October 1, 2023, respectively, or earlier if the companies sell their drilling units. Ship Finance is entitled to take excess cash from SFL West Polaris and SFL Deepwater from time to time, and such amounts are recorded within the current accounts between Ship Finance and the companies. The loan agreements specify that the balance on the current accounts will have no interest rate applied and will be settled by offset against the eventual $145.0 million and $290.0 million loan repayments. In the year ended December 31, 2010, the Company received interest income on these loans of $6.5 million from SFL West Polaris (2009: nil, 2008: nil) and $13.1 million from SFL Deepwater (2009: nil, 2008: nil), totaling $19.6 million.

The Company extended a short-term seller's credit of $41.5 million to Frontline on the sale of Front Vista in February 2010. The credit was repaid in 2010 and interest income of $0.5 million was received.

The Company had two loans from related parties which were repaid in 2010, as discussed in Note 17: Short-term and long-term debt. Interest payable on these loans amounted to $3.1 million in the year ended December 31, 2010 (2009: $15.9 million).

Related party purchases and sales of vessels – 2010

In February 2010, the Company sold the VLCC Front Vista to a subsidiary of Frontline for $58.5 million, including compensation of approximately $0.4 million receivable from Frontline for the early termination of the related charter.

In December 2010, the charter of the Panamax drybulk carrier Golden Shadow to Golden Ocean was terminated and the vessel sold at Golden Ocean's purchase option price of approximately $21.5 million. The vessel had been owned and leased by Front Shadow Inc, a wholly owned subsidiary of the Company accounted for under the equity method (see Note 14).

Related party purchases and sales of vessels - 2009

In July 2009, a subsidiary of Seadrill, to which the jack-up drilling rig West Ceres was chartered, exercised its option to purchase the rig from the Company at the fixed option price of $135.2 million.

Related party purchases and sales of vessels - 2008

In July 2008, SFL West Polaris, a wholly owned subsidiary of the Company accounted for under the equity method, acquired the ultra deepwater drill ship West Polaris for $845.0 million from a subsidiary of Seadrill. The vessel was chartered back to a subsidiary of Seadrill for a period of 15 years, fully guaranteed by Seadrill. The subsidiary of Seadrill has been granted fixed purchase options after four, six, eight, 10, 12 and 15 years. In addition, SFL West Polaris has a fixed price option to sell the drillship to the subsidiary of Seadrill after 15 years.

In November 2008, SFL Deepwater, a wholly owned subsidiary of the Company accounted for under the equity method, acquired two ultra deepwater drilling rigs, West Hercules and West Taurus, for $1,690.0 million from subsidiaries of Seadrill. The rigs were each chartered back to subsidiaries of Seadrill for periods of 15 years, fully guaranteed by Seadrill.  The subsidiaries of Seadrill have been granted fixed purchase options after three, six, eight, 10, and 12 years in the case of West Hercules and after six, eight, 10 and 12 years in the case of West Taurus.  In addition, the subsidiaries of Seadrill have purchase obligations to buy the rigs from SFL Deepwater after 15 years.

22.   FINANCIAL INSTRUMENTS

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates and exchange rates.  The Company has a portfolio of swaps which swap floating rate interest to fixed rate, and which also fix the Norwegian kroner to US dollar exchange rate applicable to the interest payable and principal repayment on the NOK bonds due 2014. From a financial perspective these swaps hedge interest rate and exchange rate exposure. The counterparties to such contracts are Nordea Bank Finland Plc, HSH Nordbank AG, ABN AMRO Bank N.V., BNP Paribas, Bank of Scotland plc, NIBC Bank N.V., Scotiabank Europe Plc, DnB NOR Bank ASA, Skandinaviska Enskilda Banken AB (publ), ING Bank N.V., Lloyds TSB Bank Plc, Commmerzbank AG, Royal Bank of Scotland plc, Credit Agricole, Danske Bank A/S and Swedbank AB. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote as the counterparties are all banks which have provided the Company with loans to which the swaps relate.

Interest rate risk management

The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. At December 31, 2010, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR or NIBOR, as summarized below. The summary includes all swap transactions, which are all designated as hedges against specific loans.

Notional Principal (in thousands of $)	Inception date	Maturity date	Fixed interest rate
$484,737 (reducing to $122,632)	March 2010	March 2015	1.96% - 2.22%
$183,053 (reducing to $98,269)	April 2006	May 2019	5.65%
$99,288 (reducing to $86,612)	September 2007	September 2012	4.85%
$58,310 (reducing to $51,902)	January 2008	January 2012	3.69%
$43,976 (reducing to $24,794)	March 2008	August 2018	4.05% - 4.15%
$76,584 (reducing to $70,530)	March 2008	June 2012	1.88% -2.97%
$84,594 (equivalent to NOK500 million)	October 2010	April 2014	5.32%*

* This swap relates to the NOK500 million unsecured bonds, and the 5.32% fixed interest rate paid is exchanged for NIBOR plus the margin on the bonds. For the remaining swaps the fixed interest rate paid is exchange for LIBOR, excluding margin on the underlying loans.

As at December 31, 2010, the total notional principal amount subject to such swap agreements was $1,030.5 million (2009: $1,086.2 million).

Foreign currency risk management

The Company has entered into currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner, which are designated as hedges against the NOK500 million senior unsecured bonds due 2014.

Principal Receivable	Principal Payable	Inception date	Maturity date
NOK500 million	US$84.6 million	October 2010	April 2014

Apart from the NOK500 million senior unsecured bonds due 2014, the majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk.  Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company's cash flows, financial condition and results of operations.

Fair Values

The carrying value and estimated fair value of the Company's financial assets and liabilities at December 31, 2010, and 2009, are as follows:

(in thousands of $)	2010 Carrying value	2010 Fair value	2009 Carrying value	2009 Fair value
Non-derivatives:
Cash and cash equivalents	86,967	86,967	84,186	84,186
Restricted cash	5,601	5,601	4,101	4,101
Long-term fixed rate loans to related parties	325,612	325,612	-	-
Floating rate short-term debt	-	-	26,500	26,500
Fixed rate long term debt	-	-	90,000	90,000
Floating rate US$ long term debt	1,547,825	1,547,825	1,718,376	1,718,376
Floating rate NOK bonds due 2014	78,955	78,955	-	-
8.5% US$ Senior Notes due 2013	296,074	300,885	301,074	289,784
Derivatives:
Interest rate/currency swap contracts – long term receivables	1,894	1,894	-	-
Interest rate swap contracts – long term payables	57,291	57,291	58,346	58,346

The above long term payables relating to interest rate swap contracts at December 31, 2010, include $4.0 million which relates to non-designated options to extend certain interest rate swaps (2009: $2.0 million), with the balance relating to designated hedges.

In accordance with the accounting policy relating to interest rate and currency swaps (see Note 2 "Derivatives – Interest rate and currency swaps"), where the Company has designated the swap as a hedge, and to the extent that the hedge is effective, changes in the fair values of interest rate swaps are recognized in other comprehensive income. Changes in the fair value of other swaps and the ineffective portion of swaps designated as hedges are recognized in the consolidated statement of operations.

The above financial assets and liabilities are measured at fair value on a recurring basis as follows:

		Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)	December 31, 2010	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash and cash equivalents	86,967	86,967
Restricted cash	5,601	5,601
Long-term fixed rate loans to related parties	325,612		325,612
Interest rate/currency swap contracts – long term receivables	1,894		1,894
Total assets	420,074	92,568	327,506	-
Liabilities:
Floating rate US$ long term debt	1,547,825	1,547,825
Floating rate NOK bonds due 2014	78,955	78,955
8.5% Senior Notes due 2013	300,885	300,885
Interest rate swap contracts – long term payables	57,291		57,291
Total liabilities	1,984,956	1,927,665	57,291	-

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

Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the assets or liabilities, which typically are based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value. The fair value of the long-term fixed interest rate loans to related parties is estimated to be equal to the carrying value, based on an analysis of interest rates, credit risks and default risks associated with the terms of the loans.

The fair value for floating rate long-term debt denominated in US dollars and Norwegian kroner is estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. Additionally, in accordance with ASC 820 "Fair value measurements and disclosures", the U.S. dollar carrying value of the Norwegian kroner senior unsecured bonds is translated using the currency exchange rate as at December 31, 2010. The estimated fair value for the 8.5% fixed rate Senior Notes is based on the quoted market price.

The fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR/NIBOR interest rates as at December 31, 2010.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Skandinaviska Enskilda Banken, DnB NOR, ABN AMRO and Nordea. However, the Company believes this risk is remote.

Since the Company was spun-off from Frontline in 2004, Frontline has accounted for a major proportion of our operating revenues. In the year ended December 31, 2010, Frontline accounted for 70% of our operating revenues (2009: 72%, 2008: 75%). There is thus a concentration of revenue risk with Frontline.

23.    COMMITMENTS AND CONTINGENT LIABILITIES

        Assets Pledged

2010
Book value of assets pledged under ship mortgages	$2,116 million

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

At December 31, 2010, the Company had contractual commitments under newbuilding contracts totaling $195.5 million (2009: $189.1million). There are no other contractual commitments at December 31, 2010.

24.  CONSOLIDATED VARIABLE INTEREST ENTITIES

The Company's consolidated financial statements include 14 variable interest entities where related and third parties have fixed price options to purchase the respective vessels at dates varying from January 2011 to January 2020. None of the purchase options are deemed to be at bargain prices.

At December 31, 2010, the vessels of two of these entities are accounted for as direct financing leases with a combined carrying value of $100.5 million, unearned lease income of $41.2 million and estimated residual values of $21.7 million. The outstanding loan balances in these two entities total $58.3 million, of which the short-term portion is $6.4 million.

The other 12 fully consolidated variable interest entities each own vessels which are accounted for as operating lease assets, with a total net book value at December 31, 2010, of $438.8 million. The outstanding loan balances in these entities total $331.9 million, of which the short-term portion is $18.7 million.

25.  SUBSEQUENT EVENTS

In January 2011, the Company announced the acquisition of the jack-up drilling rig Soehanah from an unrelated party for an agreed purchase price of approximately $151.5 million, in combination with a seven year bareboat charter back to the seller of the rig. The Company took delivery of the rig in February 2011, and has entered into a secured term loan and revolving credit facility for up to $95 million to partly finance the acquisition.

In February 2011, the Company issued $125.0 million convertible senior bonds due 2016. The bonds bear interest at 3.75% per annum and are convertible into common shares of the Company at an initial price of $27.05 per share.

In February 2011, the Company announced that it has agreed to sell two single-hull VLCCs, Front Ace and Ticen Sun (ex Front Highness), to unrelated parties for a combined gross sales price of $31.4 million. Ticen Sun was delivered to its new owner in February 2011, and Front Ace is expected to be delivered by the end of March 2011. The Company will pay Frontline compensation of approximately $5.8 million for the early termination of the related charters.

On February 18, 2011, the Board of Ship Finance declared a dividend of $0.38 per share to be paid in cash on or about March 29, 2011.

In February 2011, the Company purchased $3.0 million principal amount of its own 8.5% Senior Notes, at a premium of 1.5%.

In February 2011, the Company took delivery of the newbuilding Supramax drybulk carrier SFL Sara, which immediately commenced an eight year time charter to an unrelated third party.

In March 2011, three subsidiaries entered into a $75 million secured term loan facility with a bank. The proceeds of the facility will be used to partly fund the acquisition of three Supramax drybulk carriers.

In March 2011, the Company announced that it has entered into an agreement, together with CMA CGM SA, the constructing shipyard and a financial institution, to acquire and charter-in two 2010-built 13,800 TEU container vessels in combination with 15-year time charters back to CMA CGM SA. Ship Finance's investment is limited to $25 million per vessel, secured by junior mortgages.

In March 2011, the Company awarded a total of 213,500 options to employees under the Share Option Scheme, at an initial exercise price of $20.13 per share.

SFL Deepwater Ltd.
Index to Financial Statements

Report of Independent Registered Public Accounting Firm	A-2
Statements of Operations for the years ended December 31, 2010 and 2009 and the period from July 11, 2008 (date of incorporation) to December 31, 2008.	A-3
Balance Sheets as of December 31, 2010 and 2009	A-4
Statements of Cash Flows for the years ended December 31, 2010 and 2009 and the period from July 11, 2008 (date of incorporation) to December 31, 2008.	A-5
Statement of Changes in Stockholders' Equity and Comprehensive Income for the years ended December 31, 2010 and 2009 and the period from July 11, 2008 (date of incorporation) to December 31, 2008.	A-6
Notes to the Consolidated Financial Statements	A-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
SFL Deepwater Ltd.

We have audited the accompanying balance sheets of SFL Deepwater Ltd. (the "Company") as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for the years ended December 31, 2010 and 2009, and the period from July 11, 2008 (date of incorporation) to December 31, 2008.  The Company's management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America..  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFL Deepwater Ltd. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years ended December 31, 2010 and 2009, and for the period from July 11, 2008 (date of incorporation) to December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/S/ MSPC
Certified Public Accountants and Advisors
A Professional Corporation
New York, New York
March 25, 2011

SFL Deepwater Ltd.

STATEMENTS OF OPERATIONS
for the years ended December 31, 2010 and 2009 and
the period from July 11, 2008 (date of incorporation) to December 31, 2008
(in thousands of $)

	Year ended December 31, 2010	Year ended December 31, 2009	Period from July 11, 2008 (date of incorporation) to December 31, 2008
Operating revenues
Direct financing lease interest income from related parties	84,127	91,817	15,035
Total operating revenues	84,127	91,817	15,035

Operating expenses
Administration expenses	43	125	129
Total operating expenses	43	125	129

Net operating income	84,084	91,692	14,906
Non-operating income / (expense)
Interest income	5	4	1
Interest expense - related parties	(13,050)	-	-
Interest expense - non related parties	(35,667)	(39,237)	(6,301)
Other financial items, net	(76)	(170)	(100)
Net income	35,296	52,289	8,506

The accompanying notes are an integral part of these consolidated financial statements.

SFL Deepwater Ltd.

BALANCE SHEETS
as of December 31, 2010 and 2009
(in thousands of $)

	2010	2009
ASSETS
Current assets
Cash and cash equivalents	3	2
Due from related parties - parent company	-	31,072
Due from other related parties	20,254	19,808
Investment in direct financing leases, current portion	149,262	152,056
Total current assets	169,519	202,938

Long-term assets
Investment in direct financing leases, long-term portion	1,246,952	1,396,214
Deferred charges	11,234	15,177
Total assets	1,427,705	1,614,329

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt due to non-related parties	160,500	155,833
Deferred revenue	6,436	6,436
Accrued expenses	1,582	1,848
Total current liabilities	168,518	164,117

Long-term liabilities
Long-term debt due to related parties - parent company, net	224,179	-
Long-term debt due to non-related parties	938,917	1,099,417
Financial instruments (long term): mark to market valuation	16,370	1,786
Total liabilities	1,347,984	1,265,320
Commitments and contingent liabilities	-	-
Stockholders' equity
Share capital	-	-
Contributed surplus	-	290,000
Accumulated other comprehensive loss	(16,370)	(1,786)
Retained earnings	96,091	60,795
Total stockholders' equity	79,721	349,009
Total liabilities and stockholders' equity	1,427,705	1,614,329

The accompanying notes are an integral part of these consolidated financial statements.

SFL Deepwater Ltd.

STATEMENTS OF CASH FLOWS
for the years ended December 31, 2010 and 2009 and
the period from July 11,  2008 (date of incorporation) to December 31, 2008
(in thousands of $)

	Year ended December 31, 2010	Year ended December 31, 2009	Period from July 11, 2008 (date of incorporation) to December 31, 2008
Operating activities
Net income	35,296	52,289	8,506
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of deferred charges	3,943	3,942	603
Changes in operating assets and liabilities:
Amounts due from/to related parties –parent company	31,072	(44,696)	13,624
Amounts due from/to other related parties	(446)	(269,470)	249,662
Deferred revenue	-	2,600	3,836
Accrued expenses	(266)	(424)	2,272
Net cash provided by (used in) operating activities	69,599	(255,759)	278,503

Investing activities
Investment in direct financing lease assets	-	-	(1,690,000)
Repayments from investments in direct financing leases	152,056	131,808	9,922
Net cash provided by (used in) investing activities	152,056	131,808	(1,680,078)

Financing activities
Contributed surplus (repaid to)/received from shareholders	(290,000)	-	290,000
Long term loan received from related parties - parent company	224,179	-	-
Proceeds from issuance of long-term debt	-	250,000	1,150,000
Repayments of long-term debt	(155,833)	(137,542)	(7,208)
Debt fees paid	-	(52)	(19,670)
Net cash (used in) provided by financing activities	(221,654)	112,406	1,413,122

Net change in cash and cash equivalents	1	(11,545)	11,547
Cash and cash equivalents at start of the period	2	11,547	-
Cash and cash equivalents at end of the period	3	2	11,547

The accompanying notes are an integral part of these consolidated financial statements.

SFL Deepwater Ltd.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
for the years ended December 31, 2010 and 2009 and
the period from July 11, 2008 (date of incorporation) to December 31, 2008
(in thousands of $, except number of shares)

	Year ended December 31, 2010	Year ended December 31, 2009	Period from July 11, 2008 (date of incorporation) to December 31, 2008
Number of shares outstanding
At beginning of period	100	100	-
Shares issued in period	-	-	100
At end of period	100	100	100

Share capital
At beginning of period	-	-	-
Shares issued in period	-	-	-
At end of period	-	-	-

Contributed surplus
At beginning of period	290,000	290,000	-
(Distribution) contribution in period	(290,000)	-	290,000
At end of period	-	290,000	290,000

Accumulated other comprehensive loss
At beginning of period	(1,786)	(5,918)	-
Other comprehensive (loss) gain in period	(14,584)	4,132	(5,918)
At end of period	(16,370)	(1,786)	(5,918)

Retained earnings
At beginning of period	60,795	8,506	-
Net income in period	35,296	52,289	8,506
At end of period	96,091	60,795	8,506
Total Stockholders' Equity	79,721	349,009	292,588

Comprehensive income
Net income	35,296	52,289	8,506

Mark to market valuation adjustment to hedging financial instruments	(14,584)	4,132	(5,918)

Comprehensive income	20,712	56,421	2,588

The accompanying notes are an integral part of these consolidated financial statements.

SFL Deepwater Ltd.
Notes to the Financial Statements

1.     GENERAL

SFL Deepwater Ltd. (the "Company") was incorporated in Bermuda on July 11, 2008, as a wholly-owned subsidiary of Ship Finance International Limited ("Ship Finance") for the purpose of acquiring and leasing certain assets. In November 2008 the Company acquired two ultra-deepwater semi-submersible drilling rigs from subsidiaries of Seadrill Limited ("Seadrill"), a related company. The rigs are chartered to Seadrill Deepwater Charterer Ltd. ("Seadrill Deepwater") and Seadrill Offshore AS ("Seadrill Offshore"), both subsidiaries of Seadrill and together referred to as the Seadrill Charterers.

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

Each charter agreement is evaluated and classified as an operating lease or a capital lease. Rental receipts from operating leases are recognized in income over the period to which the payment relates.

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

Impairment of long-lived assets

The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value.  The review of the carrying value of long-lived assets at December 31, 2010, indicated that none of the Company's asset values are impaired.

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

Derivatives

Interest rate swaps

The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal.  The fair values of the interest rate swap contracts are recognized as assets or liabilities and for certain of the Company's swaps changes in fair values are recognized in the consolidated statements of operations. When the interest rate swap qualifies for hedge accounting under Accounting Standards Codification ("ASC") Topic 815 "Derivatives and Hedging" ("ASC 815"), and the Company has formally designated the swap instrument as a hedge to the underlying loan, and when the hedge is effective, the changes in the fair value of the swap are recognized in other comprehensive income.

3.     RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2009, the FASB issued Accounting Standards Update ("ASU") 2009-17 "Improvements to Financial Reporting by Enterprises Involved with Variable interest Entities" ("ASU 2009-17"). ASU 2009-17 amends the evaluation criteria to identify the primary beneficiary of a variable interest entity. Additionally, ASU 2009-17 requires ongoing reassessments of whether an enterprise is the primary beneficiary of the variable interest entity and additional disclosures. The adoption of ASU 2009-17 by the Company with effect from January 1, 2010, did not have any material impact on its consolidated financial position, results of operations, and cash flows.

In January 2010 the FASB issued ASU 2010-06 "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06") to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements related to Level 3 measurements. The adoption of ASU 2010-06 with effect from January 1, 2010, did not have any material impact on the Company's disclosures or consolidated financial position, results of operations, and cash flows.

In July 2010 the FASB issued ASU 2010-20 "Disclosures about the Credit Quality of Financing Receivables and Allowance for Credit Losses" ("ASU 2010-20") in order to address concerns about the sufficiency, transparency and robustness of credit risk disclosures for finance receivables and the related allowance for credit losses. The adoption of ASU 2010-20 with effect from January 1, 2010, did not have any material impact on the Company's disclosures or consolidated financial position, results of operations, and cash flows.

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

Interest rate adjustments reduced direct financing lease interest income by $35.4 million in the year ended December 31, 2010, by $39.1 million in the year ended December 31, 2009, and by $4.4 million in the period from July 11, 2008 to December 31, 2008.

7.     INVESTMENTS IN DIRECT FINANCING LEASES

The Company's assets consist of two drilling rigs which are chartered on long term, fixed rate charters to the Seadrill Charterers, both subsidiaries of Seadrill, a related party. The charters extend for a remaining period of approximately 13 years and provide the charterers with various call options to acquire the rigs at certain dates throughout the charters. In addition, at the end of each charter the respective charterer has a non-cancellable obligation to purchase the relevant rig from the Company at a specified fixed price.

The following lists the components of the investments in direct financing leases as of December 31, 2010, presuming that the Seadrill Charterers do not exercise any call options prior to the scheduled end of the charters:

(in thousands of $)	2010	2009
Total minimum lease payments to be received	2,176,773	2,448,333
Less: unearned income	780,559	900,063
Total investment in direct financing leases	1,396,214	1,548,270

Current portion	149,262	152,056
Long-term portion	1,246,952	1,396,214
	1,396,214	1,548,270

The minimum future gross revenues to be received under the Company's non-cancellable direct financing leases as of December 31, 2010 are as follows, presuming that the Seadrill Charterers do not exercise any call options prior to the scheduled end of the charters:

(in thousands of $) Year ending December 31
2011	262,908
2012	215,757
2013	215,168
2014	211,247
2015	133,603
Thereafter	1,138,090
Total minimum lease revenues	2,176,773

8.     SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	2010	2009
Long-term debt due to related parties - parent company:
U.S. dollar denominated fixed rate debt due 2023	290,000	-
Less: amounts due on current account from parent company	(65,821)	-
	224,179	-

Long-term debt due to non-related parties:
U.S. dollar denominated floating rate debt (LIBOR plus margin) due 2013	1,099,417	1,255,250
Less: current portion of long-term debt	(160,500)	(155,833)
	938,917	1,099,417

$290 million loan from parent company

In 2010 the Company entered into agreement with Ship Finance whereby the latter granted the Company a loan of $290.0 million bearing interest at a fixed rate. The loan is subordinated to the Company's secured term loan facility, and is repayable in full on the earlier of October 1 2023 or the date of sale of the Company's drilling rigs. Ship Finance is entitled to take excess cash from the Company from time to time, and such amounts are recorded within the current account between the Company and Ship Finance. The loan agreement specifies that the balance on the current account will have no interest rate applied and will be settled by offset against the $290.0 million loan repayment.

$1.4 billion secured term loan facility

In September 2008 the Company entered into a $1.4 billion secured term loan facility with a syndicate of banks to partly finance the acquisition of its two drilling rigs. The facility bears interest at LIBOR plus a margin and has a term of five years. The facility is secured by the Company's assets and a guarantee from Ship Finance to a limit of $200 million. The facility contains a minimum value covenant and covenants which require Ship Finance to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. As of December 31, 2010, the Company and Ship Finance are in compliance with all of the covenants relating to the facility.

The outstanding debt on this loan facility as of December 31, 2010, is repayable as follows:

(in thousands of $) Year ending December 31
2011	160,500
2012	117,042
2013	821,873
2014	-
Thereafter	-
Total debt	1,099,415

The weighted average interest rate for the above floating rate debt denominated in U.S. dollars was 2.70% as at December 31, 2010 (2009: 2.65%). These rates take into consideration the effect of interest rate swaps. At December 31, 2010 the three month dollar LIBOR rate was 0.303% (2009: 0.251%).

9.    SHARE CAPITAL AND CONTRIBUTED SURPLUS

       Authorized share capital is as follows:

2010		2009
100 common shares of $1.00 par value each	$100	$100

Issued and fully paid share capital is as follows:
2010		2009
100 common shares of $1.00 par value each	$100	$100

The Company was incorporated on July 11, 2008 and is a wholly-owned subsidiary of Ship Finance International Limited, a company incorporated in Bermuda and publicly listed on the New York Stock Exchange (ticker SFL).

In the period from July 11, 2008 to December 31, 2008 the Company issued 100 common shares of par value $1.00 each, and in addition received contributed surplus from its shareholders of $290.0 million. In the year ended December 31, 2010 the Company distributed $290.0 million to its shareholders out of contributed surplus, as permitted by Section 54 of the Bermuda Companies Act.

10.  RELATED PARTY TRANSACTIONS

Hemen Holding Ltd., a Cyprus company, and Farahead Investment Inc., a Liberian company, together at December 31, 2010, hold approximately 43% of the issued share capital of Ship Finance, the Company's parent.  Hemen Holding Ltd. and Farahead Investment Inc. (hereafter jointly referred to as "Hemen") are both indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. The Company's two drilling rigs, West Hercules and West Taurus, are leased to subsidiaries of Seadrill, in which Hemen also has a significant interest.

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

The Balance Sheets include the following amounts due from and to related parties:

(in thousands of $)	2010	2009
Amounts due from related parties - parent company:
Current account with Ship Finance	-	31,072
Amounts due from other related parties
Lease payments due from the Seadrill Charterers	20,254	19,808
Long term debt due to related parties - parent company (see Note 8)
Fixed rate debt due to Ship Finance in 2023	290,000	-
Less: amounts due on current account from Ship Finance	(65,821)	-
	224,179	-

At December 31, 2010 the balance of net investments in direct financing leases with the Seadrill Charterers was $1,396.2 million (2009: $1,548.3 million) of which $149.3 million (2009: $152.1 million) represents short-term maturities.

In the year ended December 31, 2010 direct financing lease interest income of $84.1 million was received from the Seadrill Charterers (2009: $91.8 million). In the period from July 11, 2008 (date of incorporation) to December 31, 2008 direct financing lease interest income of $15.0 million was received from the Seadrill Charterers.

In the year ended December 31, 2010 interest expense of $13.1 million was paid to Ship Finance. No interest expense was paid to Ship Finance in the year ended December 31, 2009 or the period from July 11, 2008 (date of incorporation) to December 31, 2008.

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

On the instruction of the Seadrill Charterers, the Company has entered into interest rate swaps which swap floating rate interest to fixed rate. The counterparties to these contracts are HSH Nordbank AG, ABN AMRO Bank N.V., DnB NOR Bank ASA, Skandinaviska Enskilda Banken AB (publ) and ING Bank N.V. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote as the counterparties are all banks which participate in the loan facility to which the interest rate swaps are related.

The Company's swap transactions as at December 31, 2010 are designated as hedges against a portion of its long term debt and are summarized as follows:

Notional Principal (in thousands of $)	Inception date	Maturity date	Fixed interest rate
$585,500 (reducing to $401,417)	December 2008	August 2013	1.91% - 2.24%

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

Fair Values

The carrying value and estimated fair value of the Company's financial assets and liabilities at December 31, 2010 and 2009 are as follows:

(in thousands of $)	2010 Carrying value	2010 Fair value	2009 Carrying value	2009 Fair value
Non-derivatives:
Cash and cash equivalents	3	3	2	2
Fixed rate long-term debt due to related parties - parent company	224,179	224,179	-	-
Floating rate long-term debt due to non-related parties	1,099,417	1,099,417	1,255,250	1,255,250
Derivatives:
Interest rate swap contracts – long term payables	16,370	16,370	1,786	1,786

The above financial assets and liabilities are measured at fair value on a recurring basis as follows:

		Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)	December 31, 2010	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash and cash equivalents	3	3	-	-
Total assets	3	3	-	-
Liabilities:
Fixed rate long-term debt due to related parties - parent company	224,179	-	224,179	-
Floating rate long-term debt due to non-related parties	1,099,417	1,099,417
Interest rate swap contracts – long term payables	16,370	-	16,370	-
Total liabilities	1,339,966	1,099,417	240,549	-

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

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value. The fair value of the long-term fixed interest rate debt due to parent company is estimated to be equal to the carrying value, based on an analysis of interest rates, credit risks and default risks associated with the terms of the loans.

The fair value for floating rate long-term debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

The fair value of interest rate swaps is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR interest rates as at December 31, 2010.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Nordea. However, the Company believes this risk is remote.

The Company's operating revenue consists entirely of lease income derived from the charters of its two drilling rigs to the Seadrill Charterers, both subsidiaries of Seadrill. There is thus a concentration of revenue risk with Seadrill.

12.  COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

2010
Book value of assets pledged under ship mortgages	$1,396 million

13.  SUBSEQUENT EVENTS

There are no subsequent events to report.