Form 20-F
period 2011-12-31
Ship Finance International LTD
filed 2012-04-27
CIK 1289877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended	December 31, 2011

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

A. SELECTED FINANCIAL DATA

Our selected income statement and cash flow statement data with respect to the fiscal years ended December 31, 2011, 2010 and 2009 and our selected balance sheet data with respect to the fiscal years ended December 31, 2011 and 2010 have been derived from our consolidated financial statements included in Item 18 of this annual report, prepared in accordance with accounting principles generally accepted in the United States, which we refer to as US GAAP.

The selected income statement and cash flow statement data for the fiscal years ended December 31, 2008 and 2007 and the selected balance sheet data for the fiscal years ended December 31, 2009, 2008 and 2007 have been derived from our consolidated financial statements not included herein.  The following table should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and our consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31
	2011	2010	2009	2008	2007
	(in thousands of dollars except common share and per share data)
Income Statement Data:

Total operating revenues	295,114	308,060	345,220	457,805	398,003
Net operating income	162,705	211,845	209,264	337,402	304,881
Net income	131,175	165,712	192,598	181,611	167,707
Earnings per share, basic	$1.66	$2.10	$2.59	$2.50	$2.31
Earnings per share, diluted	$1.62	$2.09	$2.59	$2.50	$2.30
Dividends declared	122,644	106,028	90,928	166,584	159,335
Dividends declared per share	$1.55	$1.34	$1.20	$2.29	$2.19

	Year Ended December 31
	2011	2010	2009	2008	2007
	(in thousands of dollars except common share and per share data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	94,915	86,967	84,186	46,075	78,255
Vessels and equipment, net (including newbuildings)	1,020,580	786,112	627,654	656,216	629,503
Investment in direct financing and sales-type leases (including current portion)	1,220,060	1,455,281	1,793,715	2,090,492	2,142,390
Investment in associated companies (including loans)	444,022	489,976	501,203	409,747	1,188
Total assets	2,896,128	2,882,361	3,059,586	3,352,747	2,950,028
Short and long term debt (including current portion)	1,910,464	1,922,854	2,135,950	2,595,516	2,269,994
Share capital	79,125	79,125	79,125	72,744	72,744
Stockholders' equity	857,091	828,920	749,328	517,350	614,477
Common shares outstanding	79,125,000	79,125,000	79,125,000	72,743,737	72,743,737
Weighted average common shares outstanding	79,125,000	79,056,183	74,399,127	72,743,737	72,743,737

Cash Flow Data:
Cash provided by operating activities	163,661	153,771	125,522	211,386	202,416
Cash provided by (used in) investing activities	(5,862)	76,977	424,068	(433,945)	(378,777)
Cash provided by (used in) financing activities	(149,851)	(227,967)	(511,479)	190,379	190,047

 B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D. RISK FACTORS

Our assets are primarily engaged in transporting crude oil and oil products, drybulk and containerized cargos, and in offshore drilling and related activities. The following summarizes the risks that may materially affect our business, financial condition or results of operations.  Unless otherwise indicated in this annual report on Form 20-F, all information concerning our business and our assets is as of April 17, 2012.

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

Disruptions in world financial markets and the resulting governmental action in the United States, Europe  and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

In recent years the United States, Europe and other parts of the world have experienced, and are continuing to experience, weakened economic conditions. For example, the credit markets in these areas have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government and state governments, the European Union, and other foreign governments have implemented and are considering a broad variety of governmental actions and/or new regulations for the financial markets. Securities markets, futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges may take extraordinary actions, and may effect changes in law or interpretations of existing laws.

The uncertainty surrounding the future of the credit markets in the United States, Europe and the rest of the world has resulted in reduced access to credit worldwide. As of December 31, 2011, we had total outstanding indebtedness of $3.3 billion under our various credit facilities, including our equity-accounted subsidiaries.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States, Europe and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, and may cause the price of our common shares to decline.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. The launch of the ESM, which is expected in July 2012, is conditioned upon its ratification by EU member states representing 90% of the capital commitments. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

If economic conditions throughout the world do not improve, it will impede our results of operations, financial condition and cash flows, and could cause the market price of our common shares to further decline.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, including the recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. Continuing economic instability could have a material adverse effect on our ability to implement our business strategy.

A continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Since the global economic financial crisis that began in 2008, China's growth rate as determined by changes in its gross domestic product, or GDP, has been decreasing. The growth rate of China's GDP decreased to approximately 9.5% for the year ended December 31, 2011, compared to approximately 10.3% for the year ended December 31, 2010, and continues to remain below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slower economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our results of operations and ability to grow our fleet would be impeded by a continuing or worsening economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in certain respects, such as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation, and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year state plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management, and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms have been undertaken with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected, which could adversely affect our business, operating results and financial condition.

Loss of our flag state extensions of the deadlines for prohibiting the trading of our non-double hull tankers could adversely affect our operations.

The United States, the European Union and the International Maritime Organization, or the IMO, have all imposed limits or prohibitions on the use of non-double hull tankers in specified markets after certain target dates, depending on certain factors such as the size of the vessel and the type of cargo. In the case of our non-double hull tankers, these phase out dates range from 2010 to 2018. The Marine Environmental Protection Committee of the IMO, or MEPC, has amended the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of certain categories of non-double hull tankers, including the types of vessels in our fleet, from 2015 to 2010 unless the relevant flag states extend the date. Our fleet includes two non-double hull tankers, the Titan Aries and the Ticen Ocean, which we have agreed to sell, with delivery to the new owner expected in the fourth quarter of 2012 and the third quarter of 2013, respectively.

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

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our tankers and other vessels operate, and the country or countries in which such vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast water management. These regulations include the U.S. Oil Pollution Act of 1990, or the OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002 and regulations of the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, and the International Convention on Load Lines of 1966.

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

Many of these requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly. These requirements can also affect the resale value or useful lives of our vessels, require reductions in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports.

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages and third-party claims for personal injury or property damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our current or historic operations. We could also incur substantial penalties, fines and other civil or criminal sanctions, including in certain instances seizure or detention of our vessels, as a result of violations of or liabilities under environmental laws, regulations and other requirements. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. For example, OPA affects all vessel owners shipping oil to, from or within the United States.  Under OPA, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile exclusive economic zone around the United States.  Similarly the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the CLC, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability. Furthermore, the 2010 explosion of the drilling rig Deepwater Horizon, which is unrelated to Ship Finance, and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping and offshore industries and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, and could harm our reputation with current or potential charterers of our vessels. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and available cash.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although sea piracy worldwide decreased slightly in 2011 for the first time in five years, throughout 2008, 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with drybulk vessels and tankers particularly vulnerable to such attacks.  If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including those due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our business.

We have not entered into, nor do we have any future plans to enter into, any contracts, agreements or other arrangements with countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria.  From time to time, however, on charterers' instructions, our vessels may call on ports located in, or our drilling units may be located offshore of, countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism. We do not consider the revenues received from these charters to be material to our results of operations. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our company may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

In the highly competitive international seaborne transportation industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result we may be unable to employ our vessels profitably.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented, and competition arises primarily from other vessel owners. Competition for seaborne transportation of goods and products is intense and depends on charter rate, location, size, age, condition and the acceptability of the vessel and its operators to charterers.  Due in part to the highly fragmented market, competitors with greater resources could operate larger fleets than we may operate and thus be able to offer lower charter rates and higher quality vessels than we are able to offer.  If this were to occur, we may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, financial condition and results of operations.

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

International shipping is subject to various security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Inspection procedures can result in the seizure of the contents of our vessels, delays in loading, offloading or delivery, and the levying of customs duties, fines or other penalties against us.

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

The offshore drilling sector depends on the level of activity in the offshore oil and gas industry, which is significantly affected by, among other things, volatile oil and gas prices, and may be materially and adversely affected by a decline in the offshore oil and gas industry.

The offshore contract drilling industry is cyclical and volatile, and depends on the level of activity in oil and gas exploration and development and production in offshore areas worldwide. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect our customers' drilling campaigns. Oil and gas prices, and market expectations of potential changes in these prices, also significantly affect the level of activity and demand for drilling units.

Any decrease in exploration, development or production expenditures by oil and gas companies could materially and adversely affect the business of the charterers of our drilling units, and their ability to perform under their existing charters with us. Also, increased competition for our customers' drilling budgets could come from, among other areas, land-based energy markets in Africa, Russia, other former Soviet Union states, the Middle East and Alaska. Worldwide military, political and economic events have contributed to oil and gas price volatility and are likely to do so in the future. Oil and gas prices are extremely volatile and are affected by numerous factors, including the following:

•	worldwide production and demand for oil and gas;
•	the cost of exploring for, developing, producing and delivering oil and gas;
•	expectations regarding future energy prices;
•	advances in exploration, development and production technology;
•	the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain production levels and pricing;
•	the level of production in non-OPEC countries;
•	government regulations;
•	local and international political, economic and weather conditions;
•	domestic and foreign tax policies;

•	the development and implementation of policies to increase the use of renewable energy;
•	the policies of various governments regarding exploration and development of their oil and gas reserves; and
•
the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities, insurrection, or other  crises in the Middle East or other geographic areas, or further acts of terrorism in the United States or elsewhere.

Declines in oil and gas prices for an extended period, or market expectations of potential decreases in these prices, could negatively affect the offshore drilling sector. Sustained periods of low oil prices typically result in reduced exploration and drilling, because oil and gas companies' capital expenditure budgets are subject to their cash flows and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a dramatic effect on the demand for drilling units, and periods of low demand can cause an excess supply of drilling units and intensify competition in the industry, which often results in drilling units, particularly older and lower specification drilling units, being idle for long periods of time.  We cannot predict the future level of demand for drilling units or future conditions of the oil and gas industry.

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, including:

•	the availability of competing offshore drilling units;
•	the level of costs for associated offshore oilfield and construction services;
•	oil and gas transportation costs;
•	the discovery of new oil and gas reserves;
•	the cost of non-conventional hydrocarbons, such as the exploitation of oil sands; and
•	regulatory restrictions on offshore drilling.

An over-supply of drilling units may lead to a reduction in day-rates and therefore may adversely affect the ability of certain of our rig charterers to make charterhire payments to us.

We have chartered three of our drilling units to three subsidiaries of Seadrill Limited, or Seadrill, namely Seadrill Deepwater Charterer Ltd., or Seadrill Deepwater, Seadrill Offshore AS, or Seadrill Offshore, and Seadrill Polaris Ltd., or Seadrill Polaris, which we refer to collectively as the "Seadrill Charterers". In addition, we have chartered one drilling unit to Apexindo Offshore Pte. Ltd., or Apexindo. The Seadrill Charterers and Apexindo are collectively referred to as the "Rig Charterers". Following the 2008 peak in the oil price of around $140 per barrel, there was a period of high utilization and high dayrates, which prompted industry participants to increase the supply of drilling units by ordering the construction of new drilling units. According to industry sources, the worldwide fleet of drilling rigs increased from 622 units at the end of 2008 to 727 units at the end of 2011, and significant further deliveries of new units are projected. A relatively large number of the drilling units currently under construction have not been contracted for future work, which may intensify price competition as scheduled delivery dates occur and lead to a reduction in day-rates as the active fleet grows.  In addition, the new construction of high-specification rigs, as well as changes in the Rig Charterers' competitors' drilling rig fleets, could cause our drilling units to become less competitive.  Lower utilization and dayrates could adversely affect the Rig Charterers' ability to secure drilling contracts and, therefore, their ability to make charterhire payments to us, and may cause them to terminate or renegotiate their charter agreements to our detriment.

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

In certain jurisdictions there are or may be imposed restrictions or limitations on the operation of foreign flag vessels and rigs, and these restrictions may prevent us or our charterers from operating our assets as intended. We can not guarantee that we or our charterers will be able to accommodate such restrictions or limitations, nor that we or our charterers can relocate the assets to other jurisdictions where such restrictions or limitations do not apply. A violation of such restrictions, or expropriation in particular, could result in the total loss of our investments and/or financial loss for our charterers, and we can not guarantee that we have sufficient insurance coverage to compensate for such loss. This may have a material adverse effect on our business and financial results.

To the extent that new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry in general or the offshore drilling industry in particular, the Rig Charterers' business or prospects could be materially adversely affected. The operation of our drilling units will require certain governmental approvals, the number and prerequisites of which cannot be determined until the Rig Charterers identify the jurisdictions in which they will operate upon securing contracts for the drilling units. Depending on the jurisdiction, these governmental approvals may involve public hearings and costly undertakings on the part of the Rig Charterers. The Rig Charterers may not obtain such approvals, or such approvals may not be obtained in a timely manner. If the Rig Charterers fail to secure the necessary approvals or permits in a timely manner, their customers may have the right to terminate or seek to renegotiate their drilling services contracts to the Rig Charterers' detriment. The amendment or modification of existing laws and regulations, or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas, could have a material adverse effect on the Rig Charterers' business, operating results or financial condition. Future earnings of the Rig Charterers may be negatively affected by compliance with any such new legislation or regulations. In addition, the Rig Charterers may become subject to additional laws and regulations as a result of future rig operations or repositioning. These factors may adversely affect the ability of the Rig Charterers to make charterhire payments to us.

Acts of terrorism and political and social unrest could adversely affect our results of operations and financial condition.

Political and social unrest and terrorist attacks, such as those in New York on September 11, 2001, in London on July 7, 2005, and in Mumbai on November 26, 2008, and the continuing world-wide response to these attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts in North Africa and the Middle East and the presence of United States and other armed forces in Afghanistan, and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia.  Insurance premiums could increase and coverage may be unavailable in the future.  U.S. government regulations may effectively preclude us from actively engaging in business activities in certain countries, and such regulations could be amended to cover countries where we currently operate or where we may wish to operate in the future.  Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

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

We cannot assure you that we will be adequately insured against all risks. Our vessel managers may not be able to obtain adequate insurance coverage at reasonable rates for our vessels in the future. For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. Additionally, our insurers may refuse to pay particular claims. For example, the circumstances of a spill, including non-compliance with environmental laws, could result in denial of coverage, protracted litigation, and delayed or diminished insurance recoveries or settlements. Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition. Under the terms of our bareboat charters, the charterer is responsible for procuring all insurances for the vessel.

Maritime claimants could arrest one or more of our vessels, which could interrupt our customers' or our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against one or more of our vessels for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt the cash flow of the charterer and/or the Company and require us to pay a significant amount of money to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against vessels in our fleet managed by our vessel managers for claims relating to another vessel managed by that manager.

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

Our current business strategy includes additional growth through the acquisition of both newbuildings and second-hand vessels.  Although we generally inspect second-hand vessels prior to purchase, this does not normally provide us with the same knowledge about the vessels' condition that we would have had if such vessels had been built for and operated exclusively by us.  Therefore, our future operating results could be negatively affected if the vessels do not perform as we expect.  Also, we do not receive the benefit of warranties from the builders if the vessels we buy are older than one year.

Risks relating to our Company

Changes in our dividend policy could adversely affect holders of our common shares.

Any dividend that we declare is at the discretion of our Board of Directors. We cannot assure you that our dividend will not be reduced or eliminated in the future. Our profitability and corresponding ability to pay dividends is substantially affected by amounts we receive through charter hire and profit sharing payments from our charterers. Our entitlement to profit sharing payments, if any, is based on the financial performance of our vessels which is outside of our control. If our charter hire and profit sharing payments decrease substantially, we may not be able to continue to pay dividends at present levels, or at all. We are also subject to contractual limitations on our ability to pay dividends pursuant to certain debt agreements, and we may agree to additional limitations in the future. Additional factors that could affect our ability to pay dividends include statutory and contractual limitations on the ability of our subsidiaries to pay dividends to us, including under current or future debt arrangements.

We depend on our charterers and principally the Frontline Charterers and the Seadrill Charterers for our operating cash flows and for our ability to pay dividends to our shareholders.

Most of the tanker vessels and oil/bulk/ore carriers, or OBOs, in our fleet are chartered to subsidiaries of Frontline Ltd, or Frontline, namely Frontline Shipping Limited, Frontline Shipping II Limited and Frontline Shipping III Limited, which we refer to collectively as the Frontline Charterers. In addition, we have chartered three of our drilling units to the Seadrill Charterers. Our other vessels that have charters attached to them are chartered to other customers under medium to long-term time and bareboat charters, except two, which are on short-term time charters until May and June 2012.

The charter hire payments that we receive from our customers constitute substantially all of our operating cash flows. The Frontline Charterers have no business or sources of funds other than those related to the chartering of our tanker fleet to third parties.

In December 2011, as a result of adverse conditions in the tanker market, Frontline completed a restructuring plan which included the transfer of certain of its assets and substantially all of its bank debt to a new company, Frontline 2012 Ltd.   On December 30, 2011, our charter agreements with the Frontline Charterers, which all remain wholly-owned subsidiaries of Frontline, were amended and we agreed to temporarily reduce the charter rates payable on our double-hull tankers by $6,500 per day per vessel from 2012 through 2015.  We received compensation payments from Frontline in the amount of $106 million in cash, including the release of $56 million restricted cash previously serving as security for their charter payments to us.  Frontline continues to guarantee the payment of charterhire with respect to Frontline Shipping Limited, or Frontline Shipping, and Frontline Shipping II Limited, or Frontline Shipping II. The two vessels chartered to Frontline Shipping III Limited, or Frontline Shipping III, are non-double hull vessels on which the charters may be terminated at the option of Frontline Shipping III on giving 30 days notice.

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

Most of our tanker vessels and our OBOs operate under time charters to the Frontline Charterers.  These charter contracts provide for base charterhire and additional profit sharing payments when the Frontline Charterers' earnings from deploying our vessels exceed certain levels. The exception to this is our non-double hull tanker vessels, which have been excluded from the annual profit sharing payment calculation after reaching their anniversary dates in 2010, linked to the IMO phase-out regulations for non-double hull tankers.  The majority of our vessels chartered to the Frontline Charterers are sub-chartered by the Frontline Charterers in the spot market, which is subject to greater volatility than the long-term time charter market, and the amount of future profit sharing payments that we receive, if any, will be primarily dependent on the strength of the spot market.

Prior to December 31, 2011, the Frontline Charterers paid the Company a profit sharing rate of 20% of their earnings above average threshold charter rates on a time-charter equivalent basis from their use of the Company's fleet each fiscal year. Starting on January 1, 2012, the amendments to the charter agreements increased the profit sharing percentage to 25% for earnings above those threshold levels. Additionally, the amendments provide that during the four year period of the temporary reduction in charter rates, the Frontline Charterers will pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day. Under the terms of the amendments to the charter agreements, we received a compensation payment of $106 million, of which $50 million represents a non-refundable advance relating to the 25% profit sharing agreement.

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

During the period a vessel or drilling unit is subject to a charter, we will not be permitted to sell it to take advantage of increases in vessel or drilling unit values without the charterers' agreement. Conversely, if the charterers were to default under the charters due to adverse market conditions, causing a termination of the charters, it is likely that the fair market value of our vessels would also be depressed.

The fair market values of our vessels and drilling units have generally experienced high volatility.  According to shipbrokers, the market prices for secondhand drybulk carriers, for example, have decreased sharply from their recent historically high levels.

The fair market value of our vessels and drilling units may increase and decrease depending on a number of factors including, but not limited to, the prevailing level of charter rates and dayrates, general economic and market conditions affecting the international shipping and offshore drilling industries, types, sizes and ages of vessels and drilling units, supply and demand for vessels and drilling units, availability of or developments in other modes of transportation, competition from other shipping companies, cost of newbuildings, governmental or other regulations and technological advances.

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

From time to time, we enter into, among other things, charter parties with our customers, newbuilding contracts with shipyards, credit facilities with banks, guarantees, interest rate swap agreements, currency swap agreements, total return bond swaps, and total return equity swaps. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates and dayrates received for specific types of vessels and drilling units, and various expenses. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel or drilling unit that is currently under charter or contract, or may be able to obtain a comparable vessel or drilling unit at a lower rate.  As a result, charterers and customers may seek to renegotiate the terms of their existing charter parties and drilling contracts, or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Volatility in the international shipping and offshore markets may cause our customers to be unable to pay charterhire to us.

Our customers are subject to volatility in the shipping and offshore markets that affects their ability to operate the vessels and rigs they charter from us at a profit.  Our customers' successful operation of our vessels and rigs in the charter market will depend on, among other things, their ability to obtain profitable charters.  We cannot assure you that future charters will be available to our customers at rates sufficient to enable them to meet their obligations to make charterhire payments to us.  As a result, our revenues and results of operations may be adversely affected.  These factors include:

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

While Frontline has agreed to cause the Frontline Charterers to use their commercial best efforts to employ our vessels on market terms and not to give preferential treatment in the marketing of any other vessels owned or managed by Frontline or its other affiliates, it is possible that conflicts of interests in this regard will adversely affect us. Under our charter ancillary agreements with the Frontline Charterers and Frontline, we are entitled to receive annual profit sharing payments to the extent that the average daily time-charter equivalent, or TCE, rates realized by the Frontline Charterers exceed specified levels. Because Frontline also owns or manages other vessels in addition to our fleet, which are not included in the profit sharing calculation, conflicts of interest may arise between us and Frontline in the allocation of chartering opportunities that could limit our fleet's earnings and reduce the profit sharing payments or charterhire due under our charters.

Our shareholders must rely on us to enforce our rights against our contract counterparties.

Holders of our common shares and other securities have no direct right to enforce the obligations of the Frontline Charterers, Frontline Management (Bermuda) Ltd., or Frontline Management, Frontline, Golden Ocean, Deep Sea, the Seadrill Charterers and Seadrill or any of our other customers under the charters, or any of the other agreements to which we are a party. Accordingly, if any of those counterparties were to breach their obligations to us under any of these agreements, our shareholders would have to rely on us to pursue our remedies against those counterparties.

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

Under these rules, if our income from our time charters is considered to be passive rental income, rather than income from the performance of services, we will be considered to be a PFIC.  We believe that it is more likely than not that our income from time charters will not be treated as passive rental income for purposes of determining whether we are a PFIC. Correspondingly, we believe that the assets that we own and operate in the connection with the production of such income do not constitute passive assets for purposes of determining whether we are a PFIC.  This position is principally based upon the positions that (1) our time charter income will constitute services income, rather than rental income and (2) Frontline Management, which provides services to most of our time-chartered vessels, will be respected as a separate entity from the Frontline Charterers, with which it is affiliated. Nevertheless, for the 2012 taxable year and future taxable years, depending upon the relative amounts of income we derive from our various assets as well as their relative fair market values, we may be treated as a PFIC.

We note that there is no direct legal authority under the PFIC rules addressing our current and expected method of operation. Accordingly, no assurance can be given that the Internal Revenue Service, or the IRS, or a court of law will accept our position, and there is a significant risk that the IRS or a court of law could determine that we are a PFIC.  Furthermore, even if we would not be a PFIC under the foregoing tests, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations were to change.

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

We believe that we and each of our subsidiaries qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income.  For example, Hemen owned approximately 43% of our common shares as of December 31, 2011.  There is therefore a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if other shareholders with a five percent or greater interest in our common shares were, in combination with Hemen, to own 50% or more of our outstanding common shares on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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

If any of our charters terminate, we may not be able to re-charter those vessels on a long-term basis with terms similar to the terms of our existing charters, or at all. The terms of our current charters for our tanker vessels to the Frontline Charterers, excluding the two non-double hull tankers which are the subject of sales agreements, end between 2015 and 2027.

Apart from five containerships, for which charters are being sought, and two containerships on  short-term charters due to expire in May 2012 and June 2012, respectively, the vessels in our fleet that have charters attached to them are generally contracted to expire between two and 15 years from now.  However, we have granted some of our charterers purchase or early termination options that, if exercised, may effectively terminate our charters with these customers at an earlier date.  One or more of the charters with respect to our vessels may also terminate in the event of a requisition for title or a loss of a vessel.

In addition, under our vessel management agreements with Frontline Management, for a fixed management fee, Frontline Management is responsible for all of the technical and operational management of the vessels chartered by the Frontline Charterers, and will indemnify us against certain loss of hire and various other liabilities relating to the operation of these vessels.  We may terminate our management agreements with Frontline Management for any reason at any time on 90 days' notice, or an agreement may be terminated if the relevant charter is terminated.

We currently own seven containerships and ten drybulk carriers which operate, or are expected to be operated, under time charters, and have entered into agreements to acquire a further four containerships and two drybulk carriers which are scheduled to operate under time charters. The agreements for the technical and operational management of these vessels are not fixed price agreements, and we cannot assure you that any further vessels which we may acquire in the future will be operated under fixed price management agreements.

Therefore, to the extent that we acquire additional vessels, our cash flow could be more volatile in the future and we could be exposed to increases in our vessel operating expenses, each of which could materially and adversely affect our results of operations and business.

If the delivery of any of the vessels that we have agreed to acquire is delayed or they are delivered with significant defects, our earnings and financial condition could suffer.

As at April 17, 2012, we have entered into agreements to acquire two additional drybulk carriers and four additional containerships. A delay in the delivery of any of these vessels or the failure of the contract counterparty to deliver any of these vessels could cause us to breach our obligations under related charter, financing and sales agreements that we have entered into, and could adversely affect our revenues and results of operations. In addition, an acceptance of any of these vessels with substantial defects could have similar consequences

Certain of our vessels are subject to purchase options held by the charterer of the vessel, which, if exercised, could reduce the size of our fleet and reduce our future revenues.

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

As of December 31, 2011, the Company and its consolidated subsidiaries had approximately $1.5 billion in floating rate debt outstanding under our credit facilities, and a further $1.4 billion in unconsolidated wholly-owned subsidiaries accounted for under the equity method.  Although we use interest rate swaps to manage our interest rate exposure and have interest rate adjustment clauses in some of our chartering agreements, we are exposed to fluctuations in interest rates. For a portion of our floating rate debt, if interest rates rise, interest payments on our floating rate debt that we have not swapped into effectively fixed rates would increase.

As of December 31, 2011, the Company and its consolidated subsidiaries have entered into interest rate swaps to fix the interest on $1.1 billion of our outstanding indebtedness, and we have also entered into interest rate swaps to fix the interest on $0.9 billion of the outstanding indebtedness of our equity-accounted subsidiaries.

An increase in interest rates could cause us to incur additional costs associated with our debt service, which may materially and adversely affect our results of operations. Our maximum exposure to interest rate fluctuations on our outstanding debt at December 31, 2011, was approximately $883 million, including our equity-accounted subsidiaries.  A one percentage change in interest rates would at most increase or decrease interest expense by approximately $9 million per year as of December 31, 2011.  The maximum figure does not take into account that certain of our charter contracts include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding debt related to the assets on charter. At December 31, 2011, $1.5 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity-accounted subsidiaries. Of this amount, a total of $1.1 billion was subject to interest rate swaps and the balance of $421 million remained on a floating rate basis.

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

Since our original acquisitions from Frontline, we have expanded and diversified our fleet, and we are performing certain administrative services through our wholly-owned subsidiaries Ship Finance Management AS and Ship Finance Management (Bermuda) Ltd.

We intend to continue to expand our fleet. Our future growth will primarily depend on our ability to locate and acquire suitable vessels and drilling units, identify and consummate acquisitions or joint ventures, obtain required financing, integrate any acquired vessels and drilling units with our existing operations, enhance our customer base, and manage our expansion.

The growth in the size and diversity of our fleet will continue to impose additional responsibilities on our management, and may present numerous risks, such as undisclosed liabilities and obligations, difficulty in recruiting additional qualified personnel and managing relationships with customers and suppliers, and integrating newly acquired operations into existing infrastructures. We cannot assure you that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

We are highly leveraged and subject to restrictions in our financing agreements that impose constraints on our operating and financing flexibility.

We have significant indebtedness outstanding under our 8.5% senior unsecured notes issued in December 2003 and due in 2013, our convertible unsecured senior bonds and our senior unsecured bonds. We have also entered into loan facilities that we have used to refinance existing indebtedness and to acquire additional vessels.  We may need to refinance some or all of our indebtedness on maturity of our Senior Notes, bonds or loan facilities and to acquire additional vessels in the future. We cannot assure you that we will be able to do so on terms acceptable to us or at all. If we cannot refinance our indebtedness, we will have to dedicate some or all of our cash flows, and we may be required to sell some of our assets, to pay the principal and interest on our indebtedness. In such a case, we may not be able to pay dividends to our shareholders and may not be able to grow our fleet as planned.  We may also incur additional debt in the future.

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

The market price of our common shares has been volatile. Since January 1, 2011, the closing market price of our common shares has ranged from a high of $22.43 on January 13, 2011, to a low of $8.66 on December 19, 2011. The market price of our common shares may continue to fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, any reductions in the payment of our dividends or changes in our dividend policy, mergers and strategic alliances in the shipping industry, market conditions in the shipping industry, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors and the general state of the securities market. The shipping industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price.

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

Our major shareholder, Hemen, may be able to influence us, including the outcome of shareholder votes, with interests that may be different from yours.

As at April 17, 2012, Hemen owned approximately 43% of our outstanding common shares. As a result of its ownership of our common shares, Hemen may influence our business, including the outcome of any vote of our shareholders. Hemen also currently beneficially owns substantial stakes in Frontline, Golden Ocean, Seadrill and Deep Sea. The interests of Hemen may be different from your interests.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

We are Ship Finance International Limited, a Bermuda-based company incorporated in Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and also involved in the charter, purchase and sale of assets.  Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500.

We operate through subsidiaries, partnerships and branches located in Bermuda, Cyprus, Malta, Liberia, Norway, the United States of America, Singapore, the United Kingdom and the Marshall Islands.

We are an international ship owning and chartering company with one of the largest asset bases across the maritime and offshore industries. As at April 17, 2012, our assets consist of 27 oil tankers, five OBOs currently configured to carry drybulk cargo, ten drybulk carriers, eleven container vessels (including two chartered-in 13,800 TEU vessels), one jack-up drilling rig, three ultra-deepwater drilling units, six offshore supply vessels and two chemical tankers. Two of the oil tankers are non-double hull vessels which have been agreed to be sold, with delivery to their new owners expected later in 2012 and 2013.

Additionally we have contracted to purchase/take delivery of the following vessels:

•	two newbuilding Handysize drybulk carriers, with estimated delivery in 2012; and

•	four newbuilding 4,800 TEU container vessels, with estimated delivery in 2013.

Medium to long-term charters have been secured for the two newbuilding drybulk carriers and the four newbuilding container vessels.

Our customers currently include Frontline, Seadrill, North China Shipping Holdings Co. Ltd., or NCS, Sinochem Shipping Co. Ltd., or Sinochem, Heung-A Shipping Co. Ltd., or Heung-A, Deep Sea, CMA CGM SA, or CMA CGM, Hyundai Glovis Co. Ltd., Western Bulk, Hong Xiang Shipping, Hamburg Süd Group, NYK Line and PT Apexindo Pratama Duta, or Apexindo. Apart from five containerships, for which charters are being sought, and two containerships on  short-term charters due to expire in May 2012 and June 2012, respectively, the vessels in our fleet have charters attached to them which are generally contracted to expire between two and 15 years from now. These existing charters provide us with significant, stable base cash flows and high asset utilization.  Some of our charters include purchase options on behalf of the charterer, which if exercised would reduce our remaining charter coverage and contracted cash flow.

Our primary objective is to continue to grow our business through accretive acquisitions across a diverse range of marine and offshore asset classes. In doing so, our strategy is to generate stable and increasing cash flows by chartering our assets primarily under medium to long-term bareboat or time charters.

History of the Company

We were formed in 2003 as a wholly owned subsidiary of Frontline, which is one of the largest operators of large crude oil tankers in the world. On May 28, 2004, Frontline announced the distribution of 25% of our common shares to its ordinary shareholders in a partial spin off, and our common shares commenced trading on the New York Stock Exchange, or the NYSE, under the ticker symbol "SFL" on June 17, 2004. Frontline subsequently made six further dividends of our shares to its shareholders and its ownership in our Company is now less than one percent.

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

Since 2006, we have reduced our non-double hull tanker fleet from 18 vessels to two vessels, both of which we have agreed to sell, with delivery to their new owner expected later in 2012 and in 2013.

Most of our oil tankers and OBOs are chartered to the Frontline Charterers under longer term time charters that have remaining terms that range from three to 15 years. The Frontline Charterers, in turn, charter our vessels to third parties. The daily base charter rates payable to us under the charters have been fixed in advance and will decrease as our vessels age. In December 2011, in response to a restructuring of Frontline necessitated by an extended period of low charter rates for oil tankers and OBOs, amendments were made to the charter agreements with Frontline Shipping and Frontline Shipping II relating to 28 double-hull vessels, whereby we received a compensation payment of $106 million and agreed to temporarily reduce by $6,500 per day the base charter rates payable on each vessel.  The temporary reduction will apply from January 1, 2012 until December 31, 2015. Thereafter, the base charter rates will revert to the previously agreed levels. For the duration of the temporary reduction, we are entitled to receive 100% of any excess above the reduced charter rates earned by Frontline Shipping and Frontline Shipping II on our vessels, calculated annually on an average daily TCE basis and subject to a maximum excess of $6,500 per day per vessel.

In addition to the base charter rates, Frontline Shipping and Frontline Shipping II pay us a profit sharing payment equal to 25% of the charter revenues they realize above specified threshold levels, paid annually and calculated on an average daily TCE basis. Previously, up until December 31, 2011, this profit sharing rate was 20%. In terms of the agreement relating to the temporary reduction in base charter rates, of the $106 million compensation payment received, $50 million represents a non-refundable advance on profit sharing earnings relating to the 25% profit sharing agreement which took effect on January 1, 2012.

Our two non-double hull tankers are chartered to Frontline Shipping III until they are delivered to their new owners. Since their relevant anniversary dates in 2010, linked to the IMO phase-out regulations, our non-double hull vessels have been excluded from the profit sharing arrangements.

We have also entered into agreements with Frontline Management to provide fixed rate operation and maintenance services for the vessels on time charter to the Frontline Charterers and for administrative support services. These agreements enhance the predictability and stability of our cash flows, by substantially fixing all of the operating expenses of our crude oil tankers and OBOs.

The charters for the jack-up drilling rig, three ultra-deepwater drilling units, two of the container vessels, six offshore supply vessels, two chemical tankers and two of the Suezmax tankers are all on bareboat terms, under which the respective charterer will bear all operating and maintenance expenses.

Acquisitions and Disposals

Acquisitions

In the year ended December 31, 2011, we took delivery of, or entered into agreements relating to the acquisition of, vessels as follows:

•
In January 2011, we announced the acquisition of the 2007-built jack-up drilling rig Soehanah for an agreed purchase price of approximately $152 million. The rig was delivered in February 2011, and commenced a seven year bareboat charter back to the seller.

•
In February 2011, we took delivery of the newbuilding Supramax drybulk carrier SFL Sara, which immediately upon delivery from the shipyard commenced an eight year time charter. This vessel is the last to be delivered of the three newbuilding Supramax drybulk carriers which we agreed to acquire in August 2010.

•
In March 2011, we announced that we had entered into an agreement, together with CMA CGM, the constructing shipyard and a financial institution, to invest in and charter-in two 2010-built 13,800 TEU container vessels in combination with 15-year time charters back to CMA CGM. Our investment is limited to $25 million per vessel, secured by junior mortgages. In addition, we have provided a guarantee for the senior secured loan financing relating to one of the vessels, secured by a first priority mortgage, with an outstanding loan balance of $56.9 million as at December 31, 2011. Under this agreement, the container vessels CMA CGM Magellan and CMA CGM Corte Real were delivered to us in March 2011 and April 2011, respectively, and immediately commenced their time charters.

•
In April 2011, we agreed to acquire four newbuilding 4,800 TEU container vessels for an aggregate construction cost of approximately $230 million. The vessels are expected to be delivered in 2013 and will commence seven year time charters upon delivery.

•
In August 2011 and October 2011 we took delivery of the newbuilding Handysize drybulk carriers SFL Spey and SFL Medway, respectively, which immediately upon delivery from the shipyard commenced five year time charters.

•	In August 2011, we took delivery of the newbuilding Supramax drybulk carrier SFL Kate, which immediately upon delivery from the shipyard commenced a ten year time charter.

Since January 1, 2012, we have taken delivery of vessels and acquired investments in shipping entities as follows:

•
In January 2012, we took delivery of the newbuilding Supramax drybulk carrier SFL Humber, which immediately upon delivery from the shipyard commenced a ten year time charter. This is the second of the two such vessels which we agreed to acquire in November 2010.

•	In January 2012, we took delivery of the newbuilding Handysize drybulk carrier SFL Trent, which immediately upon delivery from the shipyard commenced a five year time charter.

•	In February 2012, we took delivery of the newbuilding Handysize drybulk carrier Western Australia, which immediately upon delivery from the shipyard commenced a three year time charter.

•
In March 2012, we took delivery of the newbuilding Handysize drybulk carrier SFL Kent, which immediately upon delivery from the shipyard commenced a five year time charter. The remaining two of the seven such vessels which we agreed to acquire in February 2010 are scheduled for delivery later in 2012.

•
In April 2012, as compensation for the termination of long-term bareboat charter agreements with Horizon Lines, LLC relating to five container vessels, we received $40 million in the form of second lien notes in Horizon Lines, LLC and warrants exercisable into ten percent of the common stock in its parent company Horizon Lines, Inc.

Disposals

In the year ended December 31, 2011, we sold the following vessels:

•
In February 2011, we agreed to sell the two single-hull VLCCs Ticen Sun (ex Front Highness) and Front Ace to unrelated parties for a combined gross sales price of $31.4 million. The vessels were delivered to their new owners in February 2011 and March 2011, respectively. A total gain on disposal of approximately $0.3 million was recorded.

•
In April 2011, we sold the OBO carrier Front Leader to an unrelated third party for total proceeds of approximately $18.3 million, including $7.7 million compensation from Frontline for early termination of the charter. A gain on disposal of approximately $2.0 million was recorded.

•
In May 2011, we sold the OBO carrier Front Breaker to an unrelated third party for total proceeds of approximately $17.9 million, including $6.6 million compensation from Frontline for early termination of the charter. A gain on disposal of approximately $3.9 million was recorded.

•
In June 2011, the jack-up drilling rig West Prospero was delivered to Seadrill pursuant to the exercise of a pre-agreed option for a total consideration of approximately $133 million. A gain on disposal of approximately $4.1 million was recorded.

•
In September 2011, we announced agreements to sell the remaining three non-double hull VLCCs Titan Orion, Titan Aries and Ticen Ocean to an unrelated third party, with deliveries scheduled for the first quarter of 2012, the fourth quarter of 2012 and the third quarter of 2013, respectively. Total sales proceeds were projected to be approximately $72.7 million, net of approximately $26.2 million in compensation payable to Frontline for early termination of the charters. A gain on disposal is expected to be recorded for each vessel when it is delivered to its new owner, averaging approximately $3.2 million per vessel.

•
In October 2011, we sold the OBO carrier Front Striver to an unrelated third party for total proceeds of approximately $18.7 million, including $8.1 million in compensation from Frontline for early termination of the charter. A gain on disposal of approximately $2.3 million was recorded.

Since January 1, 2012, we have disposed of, or entered into agreements relating to the disposal of, vessels as follows:

•
In March 2012, the VLCC Titan Orion was delivered to its new owner. Net sales proceeds of approximately $14.7 million were received, net of compensation payable to Frontline. We expect to record a gain on disposal of approximately $2.2 million in the first quarter of 2012.

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

Customers

The Frontline Charterers have been our principal customers since we were spun-off from Frontline in 2004. However, in 2008 we made substantial investments in offshore drilling units which are chartered to the Seadrill Charterers, and the percentage of our business attributable to the Frontline Charterers has decreased following the delivery and commencement of the charters of the drilling units. We anticipate that the percentage of our business attributable to both the Frontline Charterers and the Seadrill Charterers will decrease as we continue to expand our business and our customer base.

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

Container vessels are generally operated by container logistics companies, where the vessels are used as an integral part of their services. Therefore, container vessels are typically chartered more on a period basis and single voyage chartering is less common. As the market has grown significantly over recent decades, we expect in the future to see more vessels chartered by container logistics companies on a shorter term basis, particularly smaller vessels.

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

Competition for charters in all the above sectors is intense and is based upon price, location, size, age, condition and acceptability of the vessel/rig and its manager. Competition is also affected by the availability of other size vessels/rigs to compete in the trades in which we engage. Most of our existing vessels are chartered at fixed rates on a long-term basis and are thus not directly affected by competition in the short-term. However, most of the tankers and OBOs chartered to the Frontline Charterers are subject to profit sharing agreements, which will be affected by competition experienced by the charterers.

Risk of Loss and Insurance

Our business is affected by a number of risks, including mechanical failure, collisions, property loss to the vessels, cargo loss or damage, and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

The insurance of our vessels which are chartered on a bareboat basis or on a time charter basis to the Frontline Charterers is the responsibility of the bareboat charterers or Frontline Management, respectively, who arrange insurance in line with standard industry practice. We are responsible for the insurance of our other time chartered vessels. In accordance with standard practice, we maintain marine hull and machinery and war risks insurance, which include the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. From time to time we carry insurance covering the loss of hire resulting from marine casualties in respect of some of our vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is up to $1 billion per tanker per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

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

A variety of governmental, quasi-governmental and private organizations subject our assets to both scheduled and unscheduled inspections.  These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag states and charterers, particularly terminal operators, oil companies and drybulk and commodity owners.  Some of these entities require us to obtain permits, licenses and certificates for the operation of our assets.  Our failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the assets in our fleet.

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

Flag State

The flag state, as defined by the United Nations Convention on the Law of the Sea, is responsible for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The "Shipping Industry Guidelines on Flag State Performance" evaluates flag states based on factors such as sufficiency of infrastructure, ratification, implementation and enforcement of principal international maritime treaties, supervision of surveys, casualty investigations, and participation at International Maritime Organization and International Labour Organization meetings. Our vessels are flagged in Liberia, Singapore, the Bahamas, Cyprus, Malta, the Marshall Islands, Panama, Hong Kong, the United Kingdom and the Isle of Man.

International Maritime Organization

The United Nations' International Maritime Organization, or the IMO, has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as "MARPOL". MARPOL entered into force on October 2, 1983.  It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.  MARPOL sets forth pollution prevention requirements applicable to drybulk carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in liquid bulk or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and lastly, Annex VI relates to air emissions.  Annex VI was separately adopted by the IMO in September 1997.

Our vessels are subject to regulatory requirements imposed by the IMO, including the phase-out of single-hull tankers.

In December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted amendments to Annex I of the MARPOL Convention, which became effective in April 2005. The amendments revised an existing regulation 13G accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H,  aimed at the prevention of oil pollution from oil tankers carrying heavy grade oil as cargo. Under the revised regulations, single hull oil tankers exceeding 5,000 tons dwt were required to be phased out, or to meet certain other limited exceptions, no later than April 5, 2005, or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

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
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
2010 for ships delivered in 1984 or later

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond the phase-out date shown above. The regulations also enable a flag state to allow for some newer single hull oil tankers registered in the flag state which conform to certain technical specifications to continue operating until the earlier of (a) the anniversary of the date of delivery of the vessel in 2015 or (b) the date 25 years after the date of delivery of the vessel.  As described below, certain Category 2 and 3 tankers fitted only with double bottoms or double sides may also be allowed by the flag state to continue operations until their 25th anniversary of delivery.  However, port states are permitted to deny entry to such tankers if they are operating beyond the anniversary of the date of their delivery in 2015.

The following table summarizes the impact of such regulations on the Company's single hull and double sided tankers:

Vessel Name	Vessel type	Vessel Category	Year Built	IMO phase out	Flag state exemption
Titan Aries	VLCC	Double sided	1993	2018	2018
Ticen Ocean	VLCC	Single hull	1991	2010	2015

However, it should be noted that agreements have been entered into for the sale of both of these non-double hull vessels, with delivery of Titan Aries and Ticen Ocean expected in the fourth quarter of 2012 and the third quarter of 2013, respectively.

The December 2003 amendments to Annex I of the MARPOL convention, discussed above, adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO, as cargo, which includes most of the grades of marine fuel. The new regulation requires, with certain limited exceptions, that single hull oil tankers of 5,000 dwt and above comply with regulation 13F of Annex I, setting out a number of requirements aimed at the prevention of oil pollution in the event of collision or stranding after April 5, 2005, and that single hull oil tankers of 600 dwt and above but less than 5,000 dwt comply with regulation 13F(7)(a) of Annex I, requiring certain modifications to smaller tankers in order to prevent pollution in the event of collision or stranding, no later than the anniversary of their delivery in 2008.

Under regulation 13H, HGO means any of the following:

•	crude oils having a density at 15ºC higher than 900 kg/m3;
•	fuel oils having either a density at 15ºC higher than 900 kg/m3 or a kinematic viscosity at 50ºC higher than 180 mm2/s; or
•	bitumen, tar and their emulsions.

Under the regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above carrying crude oil with a density at 15ºC higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and where, in the opinion of such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

The flag state may also allow continued operation of a single-hull oil tanker of 600 dwt and above but less than 5,000 dwt carrying HGO as cargo if, in the opinion of such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

The flag state may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under the flag state's jurisdiction, or if the ship is engaged in voyages exclusively within an area under the jurisdiction of another party to the MARPOL Convention, provided that party agrees. The same applies to vessels operating as floating storage units of HGO.

Any port state, however, can deny entry of single hull tankers carrying HGO, which have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under the port state's jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction, except when such transfer is necessary for the purpose of securing the safety of a ship or saving life at sea.

Revised Annex I to the MARPOL Convention entered into force in January 2007 and has undergone various minor amendments since then.  Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20 in the revised Annex) and newly adopted regulation 13H (regulation 21 in the revised Annex). Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010. A further amendment to revised Annex I includes an amendment to the definition of HGO that will broaden the scope of regulation 21. On August 1, 2007, regulation 12A (an amendment to Annex I) came into force requiring fuel oil tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600m3 and above which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007, or in the absence of a contract for which the keel is laid on or after February 1, 2008.

Non-compliance with the ISM Code or with other IMO regulations may subject a shipowner or bareboat charterer to increased liability, may lead to loss of or decreases in available insurance coverage for affected vessels and may result in denial of access to, or detention in, some ports including United States and European Union ports.

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution.  Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed, or underwent major conversions, on or after January 1, 2000.  It also prohibits "deliberate emissions" of "ozone depleting substances", defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Also prohibited is the emission of "volatile organic compounds" from certain tankers, and the shipboard incineration of certain substances, such as polychlorinated biphenyls (PCBs), using incinerators installed after January 1, 2000.

The MEPC adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on ships. From January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur, a reduction from the previous cap of 4.50%.  By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas", or ECAs. From July 1, 2010, ships operating within an ECA may not use fuel with sulfur content in excess of 1.00% (a reduction from the previous cap of 1.50%), which is further reduced to 0.10% on January 1, 2015.  Currently, the Baltic Sea and the North Sea have been designated ECAs, and Annex VI establishes procedures for designating new ECAs. With effective from August 1, 2012, certain coastal areas of North America will be designated ECAs, as will the United States Caribbean Sea with effect from January 1, 2014. Ocean-going vessels in these areas will be subject to stringent emissions controls, which may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The EPA promulgated equivalent, and in some cases stricter, emissions standards in 2009.

With effect from January 1, 2010, the Directive 2005/33/EC of the European Parliament and of the Council of July 6, 2005, amending Directive 1999/32/EC, came into force. The objective of the directive is to reduce emission of sulfur dioxide and particulate matter caused by the combustion of certain petroleum derived fuels. The directive imposes limits on the sulfur content of such fuels as a condition of their use within a Member State territory. The maximum sulfur content for marine fuels used by inland waterway vessels and ships at berth in ports in EU countries after January 1, 2010, is 0.10% by mass.

Safety Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards.

The operation of our ships is also affected by the requirements contained in Chapter IX of SOLAS, which sets forth the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System", or SMS, that includes the adoption of a safety and environmental protection policy, setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We intend to rely upon the safety management system that the appointed ship managers have developed.

The ISM Code requires that vessel operators obtain a Safety Management Certificate, or SMC, for each vessel they operate.  This certificate evidences compliance by a vessel's operators with the ISM Code requirements for a SMS. No vessel can obtain a SMC under the ISM Code unless its manager has been awarded a "Document of Compliance", or DOC, issued in most instances by the vessel's flag state. As of the date of this report, our appointed ship managers have obtained DOCs for their officers and SMCs for all of our vessels for which such certificates are required by the IMO, and these are renewed as required.

Non-compliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, lead to loss of or decreases in available insurance coverage for affected vessels, and result in the denial of access to, or detention in, some ports.  As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance such certificates will be maintained.

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

Ballast Water Requirements

The IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. However, Panama may adopt this convention in the relatively near future, which would be sufficient for it to take force. When the BWM Convention enters into force, mid-ocean ballast exchange would become mandatory for our vessels. In addition, our vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first after the anniversary date of delivery of the vessel in 2014 for vessels with ballast water capacity of 1,500-5,000 cubic meters, or after such date in 2016 for vessels with ballast water capacity of greater than 5,000 cubic meters. On March 23, 2012, the U.S. Coast Guard issued amended regulations relating to ballast water management for vessels operating in U.S. waters, with the same phased introduction as the BWM Convention for existing vessels, and mandatory for new ships from December 1, 2013. The costs of compliance with ballast water treatment regulations may be material.

Oil Pollution Liability

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO has adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by Protocols in 1976, 1984 and 1992, and further amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions.  The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The right to limit liability is forfeited under the CLC where the spill is caused by the ship-owner's actual fault, and under the 1992 Protocol where the spill is caused by the ship-owner's intentional or reckless act or omission where the ship-owner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We believe that our insurance will cover the liability under the plan adopted by the IMO.

The IMO has adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship-owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ships' bunkers is typically determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

The IMO continues to review and introduce new regulations.  It is difficult to accurately predict what additional regulations, if any, may be passed by the IMO in the future and what effect, if any, such regulations might have on our operations.

United States Requirements

OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment following oil spills. OPA affects all "owners and operators" whose vessels trade with the United States, its territories and possessions, or whose vessels operate in United States waters, which include the United States territorial sea and its 200 nautical mile exclusive economic zone around the United States. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise the vessel.  Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA contains statutory caps on liability and damages, although such caps do not apply to direct clean-up costs.  OPA defines these damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
•	injury to, or economic losses resulting from, the destruction of real and personal property;
•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury to, or destruction or loss of, real or personal property or natural resources;
•	loss of subsistence use of natural resources that are injured, destroyed or lost;
•	loss of profits or impairment of earnings capacity due to injury to, or destruction or loss of, real or personal property or natural resources; and
•
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA limits the liability of responsible parties with respect to single-hull tankers over 3,000 gross tons to the greater of $3,200 per gross ton or $23,496,000, while for all other tankers over 3,000 gross tons the liability is limited to the greater of $2,000 per gross ton or $17,088,000.  For non-tanker vessels, such as drybulk carriers, liability is limited to the greater of $1,000 per gross ton or $854,400, subject to periodic adjustment for inflation.  For offshore facilities, except deepwater ports, liability is capped at the total of all removal costs plus $75 million. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party, or its agent, employee or a person acting pursuant to a contractual relationship, or by a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident, (ii) reasonably cooperate and assist as requested in connection with oil removal activities, or (iii) without sufficient cause, comply with an order issued under the Federal Pollution Act (Section 311 (c) and (e)) or the Intervention on the High Seas Act.

OPA permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters; however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies.  There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war.  Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo, and the greater of $300 per gross ton or $500,000 for any other vessel.  These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refuses to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. An owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement relating to the vessel with the greatest maximum liability. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer, or a guarantee. We plan to comply with the U.S. Coast Guard's financial responsibility regulations by providing a certificate of responsibility evidencing self-insurance.

We expect to maintain pollution liability insurance coverage in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double-hulls, and existing vessels that do not comply with the double-hull requirement are prohibited from trading in U.S. waters as of dates ranging over a 25-year period (1990-2015) based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the prohibition to trade schedule, the act currently permits existing single-hull and double-sided tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port or off-loading by lightering within authorized lightering zones more than 60 miles off-shore. Lightering is the process by which vessels at sea off-load their cargo to smaller vessels for ultimate delivery to the discharge port.

Owners or operators of vessels and facilities operating in the waters of the United States must file vessel and facility response plans with the U.S. Coast Guard, and their vessels and facilities are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things, describe response activities for a discharge, identify response resources, describe crew training and drills, and identify a qualified individual with full authority to implement removal actions.

We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the U.S.

Other Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages, and complements the remedies available under OPA and CERCLA.  Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA.  EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels.  The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met.  The EPA has proposed a draft 2013 Vessel General Permit to replace the current Vessel General Permit upon its expiration on December 19, 2013, authorizing discharges incidental to operations of commercial vessels. The draft permit also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

 U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. On March 23, 2012, the U.S. Coast Guard announced that it is amending its regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The revised ballast water standards are consistent with those adopted by the IMO in 2004, and will be effective on or around June 20, 2012. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Air Act of 1970, including its amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas.  Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements.  The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state.  Although state-specific, SIPs may include regulations relating to emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.  As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

Our vessels carry cargoes to U.S. waters regularly, and we believe that all of our vessels are suitable to meet OPA and other U.S. environmental requirements and that they would also qualify for trade if chartered to serve U.S. ports.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and if the discharges individually or in aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member states were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, flag, and the number of times the ship has been detained.  The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

Greenhouse Gas Regulation

Currently, emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005, and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011, the MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships, which will enter into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety, and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization, or ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labour Convention 2006, or the MLC 2006. A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. The MLC 2006 has not yet been ratified, but its ratification would require us to develop new procedures to ensure full compliance with its requirements.

Offshore Drilling Regulations

Our offshore drilling units are subject to many of the above environmental laws and regulations relating to vessels, but are also subject to laws and regulations focused on offshore drilling operations.

For example, the IMO has adopted MARPOL. Annex VI to MARPOL regulates harmful air emissions from ships, which include rigs and drillships. Amendments to the Annex VI regulations which entered into force on July 1, 2010, require a progressive reduction of sulfur levels in heavy bunker fuels and create more stringent nitrogen oxide emissions standards for marine engines in the future. We may incur costs to comply with these revised standards. Rigs and drillships must comply with MARPOL limits on sulfur oxide and nitrogen oxide emissions, chlorofluorocarbons, and the discharge of other air pollutants, except that the MARPOL limits do not apply to emissions that are directly related to drilling, production, or processing activities.

Our drilling units are subject not only to MARPOL regulation of air emissions, but also to the Bunker Convention's strict liability for pollution damage caused by discharges of bunker fuel in jurisdictional waters of ratifying states. We believe that all of our drilling units are currently compliant in all material respects with these regulations.

Furthermore, any drillships that we may operate in United States waters, including the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States, would have to comply with OPA and CERCLA requirements, among others, that impose liability (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges of oil or other hazardous substances, other than discharges related to drilling.

The U.S. Bureau of Ocean Energy Management, Regulation and Enforcement, or BOEMRE, periodically issues guidelines for rig fitness requirements in the Gulf of Mexico and may take other steps that could increase the cost of operations or reduce the area of operations for our units, thus reducing their marketability. Implementation of BOEMRE guidelines or regulations may subject us to increased costs or limit the operational capabilities of our units, and could materially and adversely affect our operations and financial condition.

In addition to the MARPOL, OPA, and CERCLA requirements described above, our international offshore drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the importation of and operation of drilling units and equipment, currency conversions and repatriation, oil and gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors, and duties on the importation and exportation of drilling units and other equipment. New environmental or safety laws and regulations could be enacted, which could adversely affect our ability to operate in certain jurisdictions. Governments in some countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas, and other aspects of the oil and gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings. Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003 the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels to comply with the International Maritime Dangerous Goods Code, or the IMDG Code.

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

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

A ship operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port or refused entry.

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

Inspection by Classification Societies

Classification Societies are independent organizations that establish and apply technical standards in relation to the design, construction and survey of marine facilities including ships and offshore structures. Every ocean-going vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class", signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class certification, regular and extraordinary surveys of hull and machinery, including the electrical plant and any special equipment classed, are required to be performed as follows:

•
Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary of the date of commencement of the class period indicated in the certificate.

•
Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted thirty months after commissioning and each class renewal. Intermediate surveys are to be carried out at or between the occasion of the second or third annual survey.

•
Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a vessel owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. Upon a vessel-owner's request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. Vessels less than 15 years old are drydocked every 60 months. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the vessel owner within prescribed time limits.

Seasonality

Most of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Most of our tankers and OBOs are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. However, profit sharing receivable is paid annually and the effects of seasonality will be limited to the timing of our profit sharing revenues.

C. ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D. PROPERTY, PLANTS AND EQUIPMENT

We own a substantially modern fleet of vessels. The following table sets forth the fleet that we own or have contracted for delivery as of April 17, 2012. Apart from Ticen Ocean and Titan Aries, all of the VLCCs, Suezmaxes, chemical tankers and OBOs are double-hull vessels.

	Approximate			Lease	Charter Termination
Vessel	Built	Dwt.	Flag	Classification	Date

VLCCs
Ticen Ocean (ex Front Lady) (1)	1991	284,000	PAN	Operating lease	2013
Titan Aries (ex Edinburgh) (2)	1993	302,000	LIB	Operating lease	2012
Front Century	1998	311,000	MI	Capital lease	2021
Front Champion	1998	311,000	BA	Capital lease	2022
Front Vanguard	1998	300,000	MI	Capital lease	2021
Front Circassia	1999	306,000	MI	Capital lease	2021
Front Opalia	1999	302,000	MI	Capital lease	2022
Ovatella (ex Front Comanche)	1999	300,000	IoM	Capital lease	2022
Golden Victory	1999	300,000	MI	Capital lease	2022
Ocana (ex Front Commerce)	1999	300,000	IoM	Capital lease	2022
Front Scilla	2000	303,000	MI	Capital lease	2023
Oliva (ex Ariake)	2001	299,000	BA	Capital lease	2023
Front Serenade	2002	299,000	LIB	Capital lease	2024
Otina (ex Hakata)	2002	298,465	IoM	Capital lease	2025
Ondina (ex Front Stratus)	2002	299,000	LIB	Capital lease	2025
Front Falcon	2002	309,000	BA	Capital lease	2025
Front Page	2002	299,000	LIB	Capital lease	2025
Front Energy	2004	305,000	CYP	Capital lease	2027
Onoba (ex Front Force)	2004	305,000	MI	Capital lease	2027

Suezmaxes
Front Pride	1993	150,000		MI	Capital lease	2017
Front Glory	1995	150,000		MI	Capital lease	2018
Front Splendour	1995	150,000		MI	Capital lease	2019
Front Ardenne	1997	153,000		MI	Capital lease	2020
Front Brabant	1998	153,000		MI	Capital lease	2021
Mindanao	1998	159,000		SG	Capital lease	2021
Glorycrown	2009	156,000		HK	Capital lease	2014	(3)
Everbright	2010	156,000		HK	Capital lease	2015	(3)

Chemical Tankers
Maria Victoria V	2008	17,000		PAN	Operating lease	2018	(3)
SC Guangzhou	2008	17,000		PAN	Operating lease	2018	(3)

OBO Carriers
Front Climber	1991	169,000		SG	Capital lease	2015
Front Driver	1991	169,000		MI	Capital lease	2015
Front Guider	1991	169,000		SG	Capital lease	2015
Front Rider	1992	170,000		SG	Capital lease	2015
Front Viewer	1992	169,000		SG	Capital lease	2015

Handysize Drybulk Carriers
SFL Spey	2011	34,000		HK	Operating lease	2016
SFL Medway	2011	34,000		HK	Operating lease	2016
SFL Trent	2012	34,000		HK	Operating lease	2017
SFL Kent	2012	34,000		HK	Operating lease	2017
Western Australia	2012	32,000		HK	Operating lease	2015
TBN/ Western Copenhagen (NB)	2012	32,000		HK	n/a	2015	(7)
TBN/ Western Houston (NB)	2012	32,000		HK	n/a	2015	(7)

Supramax Drybulk Carriers
SFL Hudson	2009	57,000		MI	Operating lease	2020
SFL Yukon	2010	57,000		HK	Operating lease	2018
SFL Sara	2011	57,000		HK	Operating lease	2019
SFL Kate	2011	57,000		HK	Operating lease	2021
SFL Humber	2012	57,000		HK	Operating lease	2022

Containerships
SFL Europa	2003	1,700	TEU	MI	Operating lease	2012
Asian Ace	2005	1,700	TEU	MAL	Operating lease	2020	(3)
Green Ace	2005	1,700	TEU	MAL	Operating lease	2020	(3)
SFL Hunter	2006	2,800	TEU	MI	n/a	n/a	(8)
SFL Hawk	2007	2,800	TEU	MI	n/a	n/a	(8)
SFL Falcon	2007	2,800	TEU	MI	n/a	n/a	(8)
SFL Eagle	2007	2,800	TEU	MI	n/a	n/a	(8)
SFL Tiger	2006	2,800	TEU	MI	n/a	n/a	(8)
SFL Avon	2010	1,700	TEU	MI	Operating lease	2012
CMA CGM Magellan (4)	2010	13,800	TEU	UK	Operating lease	2026
CMA CGM Corte Real (4)	2010	13,800	TEU	UK	Operating lease	2026
TBN/ SFL Lune (NB)	2013	4,800	TEU	n/a	n/a	2020	(7)
TBN/ SFL Eden (NB)	2013	4,800	TEU	n/a	n/a	2020	(7)
TBN/ SFL Mersey (NB)	2013	4,800	TEU	n/a	n/a	2020	(7)
TBN/ SFL Lea (NB)	2013	4,800	TEU	n/a	n/a	2020	(7)

Jack-Up Drilling Rigs
Soehanah	2007	375	ft	PAN	Operating lease	2018	(3)

Ultra-Deepwater Drill Units
West Polaris	2008	10,000	ft	PAN	Capital lease	2023	(3)
West Hercules	2008	10,000	ft	PAN	Capital lease	2023	(3)
West Taurus	2008	10,000	ft	PAN	Capital lease	2023	(3)

Offshore supply vessels
Sea Leopard	1998	AHTS	(5)	CYP	Capital lease	2020	(3)
Sea Bear	1999	AHTS	(5)	CYP	Capital lease	2020	(3)
Sea Cheetah	2007	AHTS	(5)	CYP	Operating lease	2019	(3)
Sea Jaguar	2007	AHTS	(5)	CYP	Operating lease	2019	(3)
Sea Halibut	2007	PSV	(6)	CYP	Operating lease	2019	(3)
Sea Pike	2007	PSV	(6)	CYP	Operating lease	2019	(3)

NB:           Newbuilding

Key to Flags: BA – Bahamas, CYP - Cyprus, MAL – Malta, IoM - Isle of Man, HK – Hong Kong, LIB - Liberia, MI - Marshall Islands, PAN – Panama, SG - Singapore, UK – United Kingdom.

Notes:

(1)	Ticen Ocean is a single-hull vessel and has been sold, with delivery to its new owner expected in the third quarter of 2013.

(2)	Titan Aries is a double-sided vessel and has been sold, with delivery to its new owner expected in the fourth quarter of 2012.

(3)	Charterer has purchase options during the term of the charter.

(4)	Vessel chartered in.

(5)	Anchor handling tug supply vessel (AHTS).

(6)	Platform supply vessel (PSV).

(7)	Charter has been agreed.

(8)	Charters are being sought for these vessels, but no agreement has been signed as of April 17, 2012.

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

Overview
Following our spin-off from Frontline and the purchase of our original fleet in 2004, we have established ourselves as a leading international maritime asset-owning company with one of the largest asset bases across the maritime and offshore industries. A full fleet list is provided in Item 4.D "Information on the Company" showing the assets that we currently own and charter to our customers.

Fleet Development

The following table summarizes the development of our active fleet of vessels, including the two chartered-in 13,800 TEU containerships.

Vessel type	Total fleet December 31, 2009	Additions/ Disposals 2010		Total fleet December 31, 2010	Additions/ Disposals 2011		Total fleet December 31, 2011
Oil Tankers	32	+1	-3	30		-2	28
Chemical tankers	2			2			2
OBO / Dry bulk carriers	9	+2	-1	10	+4	-3	11
Container vessels	8	+1		9	+2		11
Jack-up drilling rigs	1			1	+1	-1	1
Ultra-deepwater drill units	3			3			3
Offshore supply vessels	6			6			6

Total Active Fleet	61	+4	-4	61	+7	-6	62

The following deliveries have taken place or are scheduled to take place after December 31, 2011:

•
the newbuilding Supramax drybulk carrier SFL Humber and the newbuilding Handysize drybulk carrier SFL  Trent were delivered to us in January 2012, the newbuilding Handysize drybulk carrier Western Australia was delivered to us in February 2012 and the newbuilding Handysize drybulk carrier SFL Kent was delivered to us in March 2012;

•
the non-double hull VLCC Titan Orion was delivered to its new owner in March 2012, and the non-double hull VLCCs Titan Aries and Ticen Ocean are scheduled for delivery to their new owner later in 2012 and in 2013, respectively;

•	two newbuilding Handysize drybulk carriers are scheduled for delivery to us in 2012;

•	four newbuilding 4,800 TEU container vessels are scheduled for delivery to us in 2013; and

•	the Suezmax oil tankers Glorycrown and Everbright are scheduled for delivery to their new owners in 2014 and 2015, respectively.

Factors Affecting Our Current and Future Results

Principal factors that have affected our results since 2004, and are expected to affect our future results of operations and financial position, include:

•	the earnings of our vessels under time charters and bareboat charters to the Frontline Charterers, the Seadrill Charterers and other charterers;

•	the amount we receive under the profit sharing arrangements with the Frontline Charterers;

•	the earnings and expenses related to any additional vessels that we acquire;

•	earnings from the sale of assets;

•	vessel management fees and expenses;

•	administrative expenses;

•	interest expenses; and

•	mark-to-market adjustments to the valuation of our interest rate swaps and other derivative financial instruments.

Revenues

Our revenues derive primarily from our long-term, fixed-rate charters. Most of the vessels that we acquired from Frontline are chartered to the Frontline Charterers under long-term time charters that are generally accounted for as direct financing leases. On December 30, 2011, amendments were made to the charter agreements with the Frontline Charterers relating to 28 double-hull vessels, all of which are accounted for as direct financing leases. In terms of the amended agreements, we received a compensation payment of $106 million and agreed to a $6,500 per day reduction in the time charter rate for each vessel for the four year period from January 1, 2012 to December 31, 2015. Thereafter, the charter rates revert to the previously agreed daily amounts. The leases have been amended to reflect the compensation payment received and the reduction in future minimum lease payments to be received. The amendments affect direct financing lease income from January 1, 2012 onwards.

Direct financing and sales-type lease interest income reduces over the terms of our leases as progressively a lesser proportion of the lease rental payment is allocated as lease interest income, and a higher amount is treated as repayment of the lease.

Our future earnings are dependent upon the continuation of existing lease arrangements and our continued investment in new lease arrangements. Future earnings may also be significantly affected by the sale of vessels. Investments and sales which have affected our earnings since January 1, 2011, are listed in Item 4 above under acquisitions and disposals. Some of our lease arrangements contain purchase options which, if exercised by our charterers, will affect our future leasing revenues.

We have profit sharing agreements with some of our charterers, in particular with the Frontline Charterers. Revenues received under profit sharing agreements depend upon the returns generated by the charterers from the deployment of our vessels. These returns are subject to market conditions which have historically been subject to significant volatility. Prior to December 31, 2011, the Frontline Charterers paid the Company a profit sharing rate of 20% of their earnings above average threshold charter rates on a time-charter equivalent basis from their use of the Company's fleet each fiscal year.  The amendments to the charter agreements made on December 30, 2011, increase the profit sharing percentage to 25% for earnings above those threshold levels. Additionally, the amendments provide that during the four year period of the temporary reduction in charter rates, the Frontline Charterers will pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day. Of the $106 million compensation payment received, $50 million represents a non-refundable advance on profit sharing earnings relating to the 25% profit sharing agreement which took effect on January 1, 2012.

Vessel Management Expenses

Our vessel-owning subsidiaries with vessels on charter to the Frontline Charterers have entered into fixed rate management agreements with Frontline Management, under which Frontline Management is responsible for all technical management of the vessels.  These subsidiaries each pay Frontline Management a fixed fee of $6,500 per day per vessel for these services. Two of our vessels on charter to the Frontline Charterers are currently sub-chartered on bareboat terms, under which the charterer is responsible for all vessel management and operating costs. During the period of such sub-charters, the fixed fee of $6,500 per day per vessel payable to Frontline Management is suspended.

In addition to the vessels on charter to the Frontline Charterers, we also have four container vessels and ten drybulk carriers employed on time charters. Additionally, the two Handysize drybulk carriers and the four containerships currently under construction are scheduled to be employed on time charters following delivery from the shipyards. Furthermore, we are seeking time charters for five containerships, which were previously chartered to Horizon Lines Inc. on a bareboat basis. We have outsourced the technical management for these vessels and we pay operating expenses for the vessels as they are incurred.  The remaining vessels we own that have charters attached to them are employed on bareboat charters, where the charterer pays all operating expenses, including maintenance, drydocking and insurance.

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

Mark-to-Market Adjustments

In order to hedge against fluctuations in interest rates, we have entered into interest rate swaps which effectively fix the interest payable on a portion of our floating rate debt. We have also entered into interest/currency swaps in order to fix both the interest and exchange rates applicable to the payment of interest and eventual settlement on our floating rate Norwegian kroner ("NOK") bonds. Although the intention is to hold such financial instruments until maturity, US GAAP requires us to record them at market valuation in our financial statements. Adjustments to the mark-to-market valuation of these derivative financial instruments, which are caused by variations in interest and exchange rates, are reflected in results of operations and other comprehensive income. Accordingly, our financial results may be affected by fluctuations in interest and exchange rates.

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

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenues and expenses during the reporting period.  The following is a discussion of the accounting policies we apply that are considered to involve a higher degree of judgment in their application. See Note 2 to our consolidated financial statements for details of all of our material accounting policies.

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

Any contingent elements of rental income, such as profit share or interest rate adjustments, are recognized when the contingent conditions have materialized.

Prior to December 31, 2011, the Frontline Charterers paid the Company a profit sharing rate of 20% of their earnings above average threshold charter rates on a time-charter equivalent basis from their use of the Company's fleet each fiscal year. For each profit sharing period, the threshold is calculated as the number of days in the period multiplied by the daily threshold TCE rates for the applicable vessels. Starting on January 1, 2012, the amendments to the charter agreements increased the profit sharing percentage to 25% for earnings above those threshold levels. Additionally, the amendments provide that during the four year period of the temporary reduction in charter rates, the Frontline Charterers will pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day. Under the terms of the amendments to the charter agreements, we received a compensation payment of $106 million, of which $50 million represents a non-refundable advance relating to the 25% profit sharing agreement. The non-double hull tankers have been excluded from the annual profit sharing payment calculation since reaching their anniversary dates in 2010, linked to the IMO phase-out regulations for non-double hull tankers. Profit sharing revenues are recorded when earned and realizable.

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

The implicit rate of return for each of the Company's direct financing leases is derived in accordance with Accounting Standards Codification, or ASC, Topic 840 "Leases" using the fair value of the asset at the lease inception (which is either the cost of the asset if acquired from an unrelated third party, or independent valuation if acquired from a related party), the minimum contractual lease payments and the estimated residual values.

For sales-type leases, the difference between the gross investment in the lease and the present values of its components, i.e. the minimum lease payments and the estimated residual value, is recorded as unearned lease interest income. The discount rate used in determining the present values is the interest rate implicit in the lease, as defined in ASC Topic 840-10-20.  The present value of the minimum lease payments, computed using the interest rate implicit in the lease, is recorded as the sales price, from which the carrying value of the vessel at the commencement of the lease is deducted in order to determine the profit or loss on sale. As is the case for direct financing leases, the unearned lease interest income is amortized to income over the period of the lease so as to produce a constant periodic rate of return on the net investment in the lease. In addition, in the case of a sales-type lease, the difference between the fair value (or sales price) and the carrying value (or cost) of the asset is recognized as "profit on sale" in the period in which the lease commences.

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

Impairment of Long-Lived Assets

The vessels and rigs held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In assessing the recoverability of carrying amounts, we must make assumptions regarding estimated future cash flows. These assumptions include assumptions about spot market rates, operating costs and the estimated economic useful life of these assets. In making these assumptions we refer to historical trends and performance as well as any known future factors. Factors we consider important which could affect recoverability and trigger impairment include significant underperformance relative to expected operating results, new regulations that change the estimated useful economic lives of our vessels and rigs, and significant negative industry or economic trends.

In the second quarter of 2009, the Company carried out a review of the carrying value of its vessels, drilling rigs and long-term investment, and concluded that the carrying values of its six single-hull tankers, excluding those sold under sales-type lease agreements, and its investment were impaired. Following the impairment charges taken against these assets, the review of the carrying value of long-lived assets as at December 31, 2010 and 2011, indicated that none of the Company's asset values are further impaired.

Vessel Market Values

As we obtain information from various industry and other sources, our estimates of vessel market values are inherently uncertain. In addition, charter-free market values are highly volatile and any estimate of market value may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.  Moreover, we are not holding our vessels for sale, except as otherwise noted in this report, and most of our vessels are currently employed under long-term charters or leases or other arrangements. There is not a ready liquid market for vessels that are subject to such arrangements.

During the past few years, the charter-free market values of vessels have experienced particular volatility, with substantial declines in many vessel classes.  As a result, the charter-free market values of many of our vessels have declined below those vessels' carrying value. However, we would not impair those vessels' carrying value under our accounting impairment policy, because the future cash flows receivable from the vessels' existing charters and their remaining operating lives in all cases exceed such vessels' carrying values.

At December 31, 2011, we owned 60 vessels and rigs, and had newbuilding contracts to acquire a further ten vessels. Taking into account the cost of completing the newbuildings, the aggregate carrying value of these 70 assets at December 31, 2011, was $4.55 billion, as summarized below:

	Number of owned vessels	Carrying value at December 31, 2011 ($ millions)

Tanker vessels (1)	30	1,357
Drybulk carriers, including OBOs (2)	17	398
Container vessels (3)	13	580
Offshore units (4)	10	2,212
	70	4,547

(1)	Includes 25 vessels with an aggregate carrying value of $1,219 million, which we believe exceeds their aggregate charter-free market value by approximately $487 million.

(2)	Includes 12 vessels with an aggregate carrying value of $356 million, which we believe exceeds their aggregate charter-free market value by approximately $49 million.

(3)	Includes 13 vessels with an aggregate carrying value of $580 million, which we believe exceeds their aggregate charter-free market value by approximately $125 million.

(4)
Includes two vessels with an aggregate carrying value of $92 million, which we believe exceeds their aggregate charter-free market value by approximately $19 million. Three of the offshore units, with an aggregate carrying value of $1,851 million, are owned by wholly-owned subsidiaries accounted for using the equity method.

The Company has provided a guarantee for the senior secured loan financing relating to the container vessel CMA CGM Corte Real chartered-in by SFL Corte Real Limited, which is a wholly-owned subsidiary accounted for using the equity method (see Item 4: Acquisitions and disposals). At December 31, 2011, the outstanding balance on the loan, which is secured by a first priority mortgage on the vessel, was $56.9 million. The charter-free market value of the vessel at December 31, 2011, was $129 million.

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

Recent accounting pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs (International Financial Reporting Standards)". In general, ASU 2011-04 clarifies the FASB's intent about the application of existing fair value measurement and disclosure requirements, and for many of these requirements the amendments are not intended to result in any change in the application of ASC Topic 820 ("Fair Value Measurement"). At the same time, there are some amendments that do change particular principles or requirements relating to fair value measurement and disclosure.  ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. Its adoption is not expected to have a material impact on the Company's disclosures or consolidated financial position, results of operations, and cash flows.

In June 2011, the FASB issued ASU 2011-05 "Presentation of Comprehensive Income" in order to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity, and requires entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 is effective for fiscal years beginning after December 15, 2011, although early adoption is permitted. ASU 2011-05 also included the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) in which the components of net income and the components of other comprehensive income are presented. Owing to concerns raised about difficulties in its implementation, this latter requirement has been deferred for further consideration, through the issue by the FASB in December 2011 of ASU 2011-12 "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05".  As permitted, the Company has adopted ASU 2011-05 with effect from the year ended December 31, 2011, the only effect being the inclusion of an additional financial statement "Consolidated Statements of Comprehensive Income" presenting items which were previously disclosed elsewhere.

In December 2011, the FASB issued ASU 2011-11 "Disclosures about Offsetting Assets and Liabilities" in order to standardize the disclosure requirements under US GAAP and IFRS relating to both instruments and transactions eligible for offset in financial statements. ASU 2011-11 is applicable for annual reporting periods beginning on or after January 1, 2013. Its adoption is not expected to have a material impact on the Company's disclosures.

Market Overview

The Oil Tanker Market
In 2011, according to industry sources, global oil demand increased by 0.8%, and tonnage demand for tankers increased by 2.3%. However, tanker markets suffered from a 6.2% increase in capacity and, with little use of tankers for storage, overall tanker utilization was low at an estimated 83%. The delivery of new tanker tonnage to the market was at the highest rate in six years.

The over-supply of capacity resulted in 2011 being a poor year for tankers, with TCE rates for a modern VLCC averaging $22,100 per day, compared with $42,600 per day in 2010. The market was particularly weak during the third quarter of 2011, when rates were at or below operating cost levels. The market for other classes of oil tankers, including Suezmax tankers, reflected this pattern with charter rates substantially below the rates for 2010.

According to industry sources, at the end of 2011 the total orderbook for new VLCCs consisted of 123 vessels, representing approximately 21% of the existing fleet, and the total order book for Suezmax tankers consisted of 114 vessels, representing approximately 26% of the existing fleet.

The Drybulk Shipping Market
Consistent with recent years, the drybulk shipping market experienced another turbulent year in 2011. Overall, industry sources indicate that drybulk cargoes increased by approximately 6% from 2010 to 2011, while tonnage demand for vessels increased by 9% driven by higher port congestion and a generally strong increase in the Chinese coastal trade.  However, as a result of new vessels delivered from shipyards, drybulk capacity increased by nearly 15%. On average, freight rates dropped by more than 40% from 2010, with Capesize vessels experiencing a 50% reduction. For Capesize vessels, the year began on an extremely weak note, as a result of severe weather in Australia and Brazil reducing coal and iron ore exports. In the second half of 2011, trade in coal and iron ore recovered and Capesize rates ended the year stronger.

The market for smaller drybulk carriers was slightly more stable in 2011, although it experienced a declining trend during the second half of the year. The average one-year time charter rates for Supramax and Handysize drybulk carriers were, respectively, $14,100 per day and $14,400 per day, representing decreases from 2010 of 32% and 26%.

During 2011, contracting for newbuilding drybulk carriers decreased significantly to the lowest level in six years, with less than 30 million dwt ordered compared to more than 80 million dwt ordered in 2010. Deliveries of new vessels amounted to 95 million dwt and scrapping removed some 22 million dwt, both record levels.

The Containership Market
The container charter market began 2011 on a reasonably strong note, building on momentum from the second half of 2010. In the second half of the year, however, the overall container market was hit by overcapacity, including in the important East-West trade routes, mainly due to the influx of some 1.2 million TEU of new capacity, strongly weighted towards ultra-large vessels. This resulted in extreme downward pressure on freight rates and substantial losses for most container operators.

Industry sources indicate that container freight movements increased by 7 % in 2011, and container ship demand increased by approximately 8%. Overall capacity growth was 8.5%, after deducting 115,000 TEU which was scrapped. Although charter rates in 2011 were on average 25% higher than in 2010, there was a substantial decline in the second half of the year, which ended with rates well below the year's average levels and hovering around operating cost for the owners. Approximately 600,000 TEU of capacity, approximately 4% of the overall fleet, was reported to be idle at the end of the year, split between operators and non-operating owners.

Following nearly three years of very low levels of newbuilding orders, contracting for new container vessels was strong in 2011, especially during the first half of the year. In total, 1.7 million TEU of capacity was ordered, with a strong bias towards larger vessels and more than 70% of the orders being for vessels with capacities above 7,000 TEU. The fairly strong contracting activity resulted in the year-end ratio of outstanding orders to existing fleet size increasing, for the first time in three years, to 28%.

The Offshore Market
The increase in oil and gas prices to record levels in 2008 created a world-wide increase in offshore exploration drilling activity, prompting a significant increase in dayrates for drilling units and high levels of orders for newbuilding jack-up rigs and ultra-deepwater drilling units. The oil price (Brent crude spot) declined from its record high of more than $140 per barrel in 2008 to an average of $63 per barrel in 2009, but by 2011 the price had recovered to an average of $107 per barrel. This resulted in oil and gas companies substantially increasing their investment in offshore exploration and development activity in both 2010 and 2011. Although the major accident in April 2010 at the Macondo well in the Gulf of Mexico heightened safety and environmental concerns within the offshore oil and gas sector, this has not affected the strong recovery in offshore drilling activity.

Day rates for drilling units of all types have declined from their peak in 2008, but average rates in 2011 were similar to those in 2010, while rates for ultra-deepwater units increasing to over $500,000 per day. Demand for both jack-up rigs and floating units increased substantially in the year, and utilisations in 2011 were higher than in 2010.

Industry sources indicate that orders were placed for 86 newbuilding drilling units in 2011, considerably more than in any of the previous three years. At the end of the year, the overall fleet consisted of 727 units, an increase of 24 over the previous year, with a further 110 new units scheduled for delivery before the end of 2013.

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

Results of Operations

Year ended December 31, 2011 compared with the year ended December 31, 2010

Net income for the year ended December 31, 2011, was $131.2 million, a decrease of 21% from the year ended December 31, 2010.

(in thousands of $)	2011	2010

Total operating revenues	295,114	308,060
Gain on sale of assets	8,468	28,104
Total operating expenses	(140,877)	(124,319)
Net operating income	162,705	211,845
Interest income	23,401	21,107
Interest expense	(103,378)	(101,432)
Other non-operating items (net)	(2,455)	(16,221)
Equity in earnings of associated companies	50,902	50,413
Net income	131,175	165,712

Net operating income was $49.1 million lower in 2011, principally due to the $30.1 million reduction in profit sharing revenues (included in "Total operating revenues" – see below) and the $19.6 million reduction in gains on sale of assets. Net income was $34.5 million lower in 2011, owing to the reduction in net operating income, partly offset by the lower net cost of "Other non-operating items".

Two container vessels chartered in on long-term bareboat charter in 2011, one jack-up drilling rig (sold in June 2011), three ultra-deepwater drilling units, and one drybulk carrier (sold in 2010) were accounted for under the equity method during 2011 and 2010. The operating revenues of the wholly-owned subsidiaries owning these assets are included under "equity in earnings of associated companies", where they are reported net of operating and non-operating expenses.

Operating revenues

(in thousands of $)	2011	2010

Direct financing and sales-type lease interest income	104,616	126,777
Finance lease service revenues	69,992	76,876
Profit sharing revenues	482	30,566
Time charter revenues	29,449	4,429
Bareboat charter revenues	90,279	68,927
Other operating income	296	485
Total operating revenues	295,114	308,060

Total operating revenues decreased 4% in the year ended December 31, 2011, compared with 2010.

In general, direct financing and sales-type lease interest income reduces over the terms of our leases, as progressively a lesser proportion of the lease rental payment is allocated to interest income and a greater proportion is treated as repayment of the lease. In 2011, we sold three OBOs which were direct financing lease assets chartered to one of the Frontline Charterers. In 2010, the direct financing lease periods of six non-double hull VLCCs ended, when they reached their anniversary dates and the terms of their continuing charters with Frontline resulted in them becoming accounted for as operating lease assets. These factors, together with the disposal of two other VLCCs in 2010, have resulted in a 17% reduction in our total lease interest income compared to 2010.

The reduction in finance lease service revenue reflects the sale of three OBOs in 2011, the transfer to operating leases in 2010 of six non-double hull VLCCs, and the sale of one other VLCC in 2010, all of which had been direct financing lease assets chartered to the Frontline Charterers on a time-charter basis.

Profit sharing revenues decreased substantially, due to very low charter rates earned by Frontline in a weaker tanker market.

During 2010, time charter revenues were earned by two 1,700 TEU containerships, two drybulk carriers and the VLCC Front Ace. One of the containerships and the two drybulk carriers had been delivered in the fourth quarter of 2010 and the Front Ace became on operating lease asset in September 2010. The Front Ace was sold in March 2011.  The increase in time charter revenues in 2011 is due to the delivery in 2011 of four additional drybulk carriers, together with full year earnings by the containership and two drybulk carriers delivered in 2010.

Bareboat charter revenues are earned by our vessels which are leased under operating leases on a bareboat basis. In 2010, these consisted of five 2,800 TEU containerships, two 1,700 TEU containerships, four offshore supply vessels, two chemical tankers and five non-double hull VLCCs which became operating lease assets on their anniversary dates in 2010, one of which was subsequently sold in April 2010. The increase in bareboat charter revenues in 2011 is due to the acquisition in January 2011 of the jack-up drilling rig Soehanah, slightly offset by the disposal of the VLCC Front Highness in February 2011.

Cash flows arising from direct financing and sales-type leases

The following table analyzes our cash flows from the direct financing and sales-type leases with the Frontline Charterers, Seadrill Prospero Limited, or Seadrill Prospero, Deep Sea, NCS and Taiwan Maritime Transportation Co. Ltd., or TMT, during 2011 and 2010, and shows how they are accounted for:

(in thousands of $)	2011	2010

Charterhire payments accounted for as:

Direct financing and sales-type lease interest income	104,616	126,777
Finance lease service revenues	69,992	76,876
Direct financing and sales-type lease repayments	204,874	174,946
Total direct financing and sales-type lease payments received	379,482	378,599

Lease repayments in 2011 include the $106 million compensation payment received from the Frontline Charterers in terms of the temporary amendments to the charter agreements. Lease repayments in 2010 include $40 million received from the initial installment on the sales-type lease relating to the sale of the newbuilding Everbright, and also include repayments on other direct financing lease assets which were either sold or transferred to operating leases in 2010.

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

Gain on sale of assets

Gains of $8.5 million were recorded in 2011 on the disposals of the VLCCs Front Highness and Front Ace, and the OBOs Front Leader, Front Breaker and Front Striver.  Four vessels were sold in 2010, including the newbuilding Everbright which generated a gain of $26.0 million.

Operating expenses

(in thousands of $)	2011	2010

Ship operating expenses	81,063	81,021
Depreciation	49,929	34,201
Administrative expenses	9,885	9,097
	140,877	124,319

Ship operating expenses consist mainly of payments to Frontline Management of $6,500 per day for each tanker and OBO chartered to the Frontline Charterers, in accordance with the vessel management agreements. However, no operating expenses are paid to Frontline Management in respect of any vessel which is sub-chartered on a bareboat basis. Ship operating expenses also include operating expenses for the containerships and drybulk carriers operated on a time-charter basis and managed by related and unrelated parties.

Ship operating expenses were substantially unchanged from 2010 to 2011. Reductions of approximately $7 million in payments to Frontline Management resulting from the sales in 2011 of three OBOs and one time-chartered VLCC, and the transfer to bareboat charters in 2010 of five non-double hull tankers, were offset by increased operating costs for the new drybulk carriers and containerships acquired in 2010 and 2011.

Depreciation expenses relate to the vessels on charters accounted for as operating leases. The increase from 2010 to 2011 is primarily due to the acquisition in 2011 of four drybulk carriers and the jack-up drilling rig Soehanah, and the acquisition in the fourth quarter of 2010 of two drybulk carriers and a containership.

The increase in administrative expenses from 2010 to 2011 is primarily due to salaries, including the fair value cost of stock options awarded to directors and employees. In 2010, there was a write back of the costs of unvested share options on the departure of the former Chairman of the Board of Directors.

Interest income

Interest income increased by 11% in 2011, mainly as a result of investments made in 2011 in available-for-sale securities and loans of $50 million linked to the containerships CMA CGM Magellan and CMA CGM Corte Real. This was partially offset by interest received in 2010, but not in 2011, on the late settlement of various receivable amounts relating to newbuilding and sales contracts, and a further amount received from Frontline on the seller's credit issued to them when Front Vista was sold.

Interest expense

(in thousands of $)	2011	2010

Interest on US$ floating rate loans	44,413	43,774
Interest on NOK floating rate bonds	5,769	1,211
Interest on 8.5% Senior Notes	24,007	25,437
Interest on 3.75% convertible bonds	4,180	-
Swap interest	17,854	22,852
Other interest	24	3,122
Amortization of deferred charges	7,131	5,036
	103,378	101,432

At December 31, 2011, the Company and its consolidated subsidiaries had total debt outstanding of $1.9 billion (2010: $1.9 billion) comprised of $274 million net outstanding principal amount of 8.5% senior notes (2010: $296 million), $75 million (NOK447 million) net outstanding principal amount of NOK floating rate bonds (2010: $79 million, NOK460 million), $125 million net outstanding principal amount of 3.75% convertible bonds (2010: $nil) and $1.4 billion under floating rate secured long term credit facilities (2010: $1.5 billion). The average three-month US$ London Interbank Offered Rate, or LIBOR, was 0.33% in 2011 and 0.34% in 2010. The overall increase in interest expense is due to increased amortization of deferred charges. Total debt levels and interest rates were substantially unchanged from 2010 to 2011.

The decrease in interest payable on 8.5% Senior Notes is due to the repurchase of Senior Notes in 2010 and 2011. The increase in interest payable on NOK floating rate bonds and 3.75% convertible bonds is due to their issue dates, in October 2010 and February 2011, respectively. Other interest consists mainly of interest paid to related parties on unsecured long-term and short-term debt, which were both repaid in 2010.

At December 31, 2011, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $1.1 billion of floating rate debt at a weighted average rate excluding margin of 3.37% per annum (2010: $1.0 billion of floating rate debt fixed at a weighted average rate excluding margin of 3.41% per annum).

Amortization of deferred charges increased by $2.1 million from 2010 to 2011, mainly as a result of accelerated loan repayments made in December 2011.

As reported above, three ultra-deepwater drilling units, two container vessels, one jack-up drilling rig and one drybulk carrier were accounted for under the equity method in 2011 and 2010. Their non-operating expenses, including interest expenses, are not included above, but are reflected in "equity in earnings of associated companies" below.

Other non-operating items

Other non-operating items amounted to a net cost of $2.5 million in 2011 (2010: $16.2 million). The net cost in 2011 consisted of $4.4 million adverse mark-to-market valuation adjustments to financial instruments (2010: $14.7 million) and $2.7 million other costs, mainly bank and loan commitment fees (2010: $1.5 million), partly offset by a $4.1 million gain on disposal of an associated company (2010: $nil) and a $0.5 million gain on the purchase of 8.5% Senior Notes (2010: $nil).

Equity in earnings of associated companies

During 2010 and 2011, the Company had certain wholly-owned subsidiaries accounted for under the equity method, as discussed in Notes 2 and 15 of the consolidated financial statements included herein. The total equity in earnings of associated companies was substantially unchanged from 2010 to 2011, with additional earnings in 2011 from two new containerships and one jack-up drilling rig (previously fully consolidated) offsetting the reducing earnings on three ultra-deepwater drilling units and the loss of earnings on the drybulk carrier sold in 2010. In June 2011 the associated company owning the jack-up drilling rig was sold for a gain of $4.1 million, pursuant to the charterer of the rig exercising their option to acquire it.

Year ended December 31, 2010 compared with the year ended December 31, 2009

Net income for the year ended December 31, 2010 was $165.7 million, a decrease of 14% from the year ended December 31, 2009.

(in thousands of $)	2010	2009

Total operating revenues	308,060	345,220
Gain on sale of assets	28,104	24,721
Total operating expenses	(124,319)	(160,677)
Net operating income	211,845	209,264
Interest income	21,107	240
Interest expense	(101,432)	(117,075)
Other non-operating items (net)	(16,221)	24,540
Equity in earnings of associated companies	50,413	75,629
Net income	165,712	192,598

Net operating income was slightly higher in 2010, with a reduction in operating revenues offset by a reduction in operating expenses. Net income was lower in 2010, largely due to the effect of other non-operating items.

One drybulk carrier, sold in December 2010, and three ultra-deepwater drilling units were accounted for under the equity method during 2009 and 2010. The operating revenues of the wholly-owned subsidiaries owning these assets are included under "equity in earnings of associated companies", where they are reported net of operating and non-operating expenses.

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

Direct financing and sales-type lease interest income decreased by 16% from 2009 to 2010, partly as a result of the disposal in 2010 of two VLCCs and in 2009 of two VLCCs and one jack-up drilling rig. Additionally, in 2010, the direct financing lease periods came to an end on six non-double hull VLCCs, when they reached their anniversary dates and the terms of their continuing charters with Frontline, linked to the IMO phase-out regulations for non-double hull tankers, resulted in them becoming accounted for as operating lease assets. The decrease in 2010 is slightly mitigated by the delivery in November 2009 and March 2010 of two Suezmax oil tankers, which are accounted for as a sales-type leases.

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

Gain on sale of assets

Gains were recorded in 2010 on the disposals of the Suezmax tanker Everbright and the VLCCs Front Vista, Golden River and Front Sabang. The newbuilding Everbright accounted for most of the gains when it was sold under a sales-type lease arrangement immediately upon its delivery from the shipyard. In 2009, two vessels were sold, including the newbuilding sister ship of Everbright which was also sold under a sales-type lease arrangement.

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

In 2009, impairment charges totaling $26.8 million were taken against the values of six of our single-hull VLCCs. These vessels, one of which was sold in April 2010, are subject to IMO regulations restricting their ability to operate from 2010 onwards. They continued to be chartered in 2010 to the Frontline Charterers at pre-agreed lower rates, and no further impairment charge on these or any other assets was deemed necessary.

The decrease in administrative expenses from 2009 to 2010 is primarily due to the write back in 2010 of share option costs on the departure of the former Chairman of the Board of Directors, and pre-agreed compensation paid in 2009 to the former Chief Executive Officer.

Interest income

Interest income increased substantially in 2010, mainly as a result of $19.6 million received on fixed rate long-term loans made in 2010 to two wholly-owned subsidiaries which are accounted for under the equity method. Additionally, interest of $0.9 million was received on late settlement of various receivable amounts relating to newbuilding and sales contracts, and a further $0.5 million was received from Frontline on the seller's credit issued to them when Front Vista was sold. The balance of interest income was earned on bank deposits

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

At December 31, 2010, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $1.0 billion of floating rate debt at a weighted average rate excluding margin of 3.41% per annum (2009: $1.1 billion of floating rate debt fixed at a weighted average rate excluding margin of 3.92% per annum).

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

Other non-operating items

Other non-operating items amounted to a net cost of $16 million in 2010, compared to a net gain of $25 million in 2009.  The net cost in 2010 consisted predominantly of adverse mark-to-market valuation adjustments to financial instruments, in particular interest rate and currency swap contracts. In 2009, there were favorable mark-to-market valuation adjustments to financial instruments totaling $13 million and a gain of $21 million on the purchase at a discount of 8.5% Senior Notes, partly offset by an impairment charge of $7 million on the long-term investment in SeaChange Maritime LLC.  In 2010, other non-operating items include $1.5 million of other costs, mainly bank and loan commitment fees (2009: $1.6 million).

Equity in earnings of associated companies

During 2009 and 2010, the Company had three wholly-owned subsidiaries accounted for under the equity method, as discussed in Notes 2 and 15 of the consolidated financial statements included herein. The equity in earnings of these three associated companies decreased by $25 million from 2009 to 2010, principally due to $19.6 million in interest payable by them on loans made by the Company in 2010 – see "Interest income" above.

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

Our long-term liquidity requirements include funding the equity portion of investments in new vessels, and repayment of long-term debt balances, including those relating to the following loan agreements of the Company and its consolidated subsidiaries:

-	8.5% senior unsecured notes due 2013
-	3.75% convertible senior unsecured bonds due 2016
-	NOK500 million senior unsecured bonds due 2014
-	$25 million secured revolving credit facility due 2012
-	$350 million secured term loan facility due 2012
-	$30 million secured term loan facility due 2013
-	$60 million secured term loan facility due 2013
-	$58 million secured revolving credit facility due 2013
-	$149 million secured term loan facility due 2014
-	$43 million secured term loan facility due 2014
-	$77 million secured term loan facility due 2015
-	$30 million secured revolving credit facility due 2015
-	$725 million secured term loan and revolving credit facility due 2015
-	$43 million secured term loan facility due 2015
-	$49 million secured term loan facility due 2018
-	$54 million secured term loan facility due 2018
-	$95 million secured term loan and revolving credit facility due 2018
-	$167 million secured term loan and revolving credit facility due 2018
-	$210 million secured term loan facility due 2019
-	$75 million secured term loan facility due 2019
-	$171 million secured loan facility due 2022
-	$184 million secured term loan facility due 2025

Our long-term liquidity requirements also include repayment of the following long-term loan agreements of our equity-accounted subsidiaries:

-	$700 million secured term loan facility due 2013
-	$1.4 billion secured term loan facility due 2013

At April 17, 2012, we had remaining contractual commitments relating to newbuilding contracts totaling approximately $233 million.

We expect that we will require additional borrowings or issuances of equity in the long term to meet our capital requirements.

As of December 31, 2011, we had cash and cash equivalents of $95 million (2010: $93 million, including $6 million restricted cash). In the year ended December 31, 2011, we generated cash of $164 million from operations and used $6 million net in investing activities and $150 million net in financing activities.

During the year ended December 31, 2011, we paid dividends of $1.55 per common share (2010: $1.64), or a total of $123 million (2010: $129 million). All dividends paid in 2011 were cash payments. In 2010 dividend payments comprised $117 million of cash payments and $12 million in the form of newly-issued common shares. Dividends paid in 2010 include the dividend of $0.30 per share declared on November 27, 2009, which was settled on January 27, 2010, by the payment of $11 million in cash and the issuance of $12 million in newly issued common shares. On February 17, 2012, a dividend of $0.30 per share was declared totaling $24 million, which was paid in cash on March 28, 2012.

Borrowings

As of December 31, 2011, we had total long-term debt outstanding of $1.9 billion (2010: $1.9 billion).  In addition, as of December 31, 2011, our wholly-owned subsidiaries SFL West Polaris Limited, or SFL West Polaris, and SFL Deepwater Ltd., or SFL Deepwater, had long term debt of $470 million and $939 million, respectively (2010: $546 million and $1.1 billion, respectively). These two subsidiaries are accounted for using the equity method, and their outstanding long-term debt does not appear in our consolidated balance sheet.

The total long-term debt at December 31, 2011, includes $274 million net outstanding from the issue in 2003 of $580 million of 8.5% senior notes due 2013.

In June 2005, we entered into a combined $350 million senior and junior secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of five VLCCs. At December 31, 2011, the total outstanding amount on this facility was $144 million. The facility bears interest at LIBOR plus a margin for the senior loan and LIBOR plus a different margin for the junior loan. The facility matures in June 2012 and a new $167 million secured term loan and revolving credit facility agreement has been entered into to refinance the facility at maturity, as further described below. The facility is secured by the vessel-owning subsidiaries' assets. The facility contains covenants that require us to maintain a minimum aggregate value of the vessels as collateral and also certain minimum levels of free cash, working capital and adjusted book equity ratios.

In April 2006, five subsidiaries entered into a $210 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of five newbuilding container vessels.  The loan agreement was amended and restated in April 2012 in connection with the termination of the original charters of the vessels to Horizon Lines, LLC. The facility is non-recourse to Ship Finance International Limited, as the holding company does not guarantee this debt.  However, as part of the amended agreement Ship Finance will now indirectly guarantee that revenues received by the vessel-owning subsidiaries over the remaining term of the loan will achieve certain minimum levels for each vessel, limited to $25 million in aggregate. At December 31, 2011, the outstanding amount under this facility was $175 million. The facility bears interest at LIBOR plus a margin, has a term of 12 years from drawdown and is secured by the subsidiaries' assets.

In August 2007, five subsidiaries entered into a $149 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of five offshore supply vessels. One of the vessels was sold in January 2008 and the loan facility now relates to the remaining four subsidiaries. At December 31, 2011, the outstanding amount under this facility was $91 million. The facility bears interest at LIBOR plus a margin and has a term of seven years. The facility requires the four subsidiaries to maintain certain minimum levels of working capital and is secured by the subsidiaries' assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $35 million of the debt. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In January 2008, two subsidiaries entered into a $77 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of two offshore supply vessels. At December 31, 2011, the outstanding amount under this facility was $52 million. The facility bears interest of LIBOR plus a margin and has a term of seven years. The facility requires the two subsidiaries to maintain certain minimum levels of working capital and is secured by the subsidiaries' assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $24 million of the debt. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2008, a subsidiary entered into a $30 million secured revolving credit facility with a bank. The proceeds of the facility were used to partially fund the acquisition of the container vessel SFL Europa. At December 31, 2011, the outstanding amount under this facility was $9 million. The facility bears interest of LIBOR plus a margin and has a term of seven years. The facility is available on a revolving basis and is secured by the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2008, two subsidiaries entered into a $49 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers. At December 31, 2011, the outstanding amount under this facility was $33 million. In June 2011, the facility was amended, whereby part of the facility is available on a revolving basis. The facility bears interest of LIBOR plus a margin and has a term of ten years. The facility contains a minimum value covenant and is secured by the subsidiaries' assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees 30% of the outstanding debt. The facility contains covenants that require us to maintain certain minimum levels of free cash and adjusted book equity ratios.

In September 2008, two subsidiaries entered into a $58 million secured revolving credit facility with a syndicate of banks. The facility is secured by the two container vessels Asian Ace and Green Ace, and a guarantee from Ship Finance International Limited.  At December 31, 2011, the amount outstanding under this facility was $34 million. The facility bears interest at LIBOR plus a margin and has a term of five years.  The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In June 2009, a subsidiary entered into a $60 million credit facility with a bank, secured against a portion of our 8.5% Senior Notes which are being held as treasury notes and a guarantee from Ship Finance International Limited. At December 31, 2011, the amount outstanding under this facility was $47 million. The facility bears interest at LIBOR plus a margin and its original two year term has been extended so that the facility now matures in January 2013.  The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In June 2009, a subsidiary entered into a $30 million credit facility with a bank, secured against a portion of our 8.5% Senior Notes which are being held as treasury notes and a guarantee from Ship Finance International Limited. At December 31, 2011, the amount outstanding under this facility was $24 million. The facility bears interest at LIBOR plus a margin and its original one year term has been extended so that the facility now matures in January 2013. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2010, a subsidiary entered into a $43 million secured term loan facility with a bank. The proceeds of the facility were used to partially finance the Suezmax tanker Glorycrown. At December 31, 2011, the amount outstanding under the facility was $38 million. The facility bears interest of LIBOR plus a margin and has a term of approximately five years. The facility is secured by the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2010, a subsidiary entered into a $43 million secured term loan facility with a bank. The proceeds of the facility were used to partially finance the Suezmax tanker Everbright. At December 31, 2011, the amount outstanding under this facility was $38 million. The facility bears interest of LIBOR plus a margin and has a term of five years. The facility is secured by the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2010, we entered into a $725 million secured term loan and revolving credit facility with a syndicate of banks, to replace a previous facility established in 2005 to partially finance 26 vessels chartered to Frontline Shipping. Three of the vessels were sold in 2011, and the facility now relates to the remaining 23 vessels. At December 31, 2011, the amount outstanding under this facility was $440 million. The facility bears interest at LIBOR plus a margin and has a term of five years. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In September 2010, we entered into a $25 million secured revolving credit facility with a bank, secured against five non-double hull VLCCs. Two of the vessels were sold in 2011 and one of the vessels was sold in March 2012. The facility is now secured against the two remaining vessels. At December 31, 2011, the amount outstanding under this facility was $15 million. The facility bears interest at LIBOR plus a margin and has a term of two years. The amount available under the revolving facility is dependent on the aggregate value of the vessels secured as collateral. The facility contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In October 2010, we issued NOK500 million senior unsecured bonds. The bonds bear interest at Norwegian Interbank Offered Rate, or NIBOR, plus a margin and are redeemable in full in April 2014. Subsequent to the issue of the bonds, we purchased bonds with principal amounts totaling NOK58 million, which are being held as treasury bonds, including NOK5 million purchased in January 2012. At December 31, 2011, the net amount outstanding was NOK447 million, equivalent to $75 million. The bonds may, in their entirety, be redeemed at our option from October 7, 2013 to April 6, 2014 upon giving bondholders at least 30 days notice and paying 100.50% of par value plus accrued interest.

In November 2010, two subsidiaries entered into a $54 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two Supramax drybulk carriers. At December 31, 2011, the amount outstanding under this facility was $50 million. The facility bears interest at LIBOR plus a margin and has a term of eight years. The facility is secured by the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2011, we issued $125 million convertible senior bonds due 2016, all of which was outstanding at December 31, 2011. Interest on the bonds is fixed at 3.75% per annum. The bonds are convertible into our common shares at any time up to ten banking days prior to February 10, 2016. The conversion price at the time of issuance was $27.05 per share, representing a 35% premium on the share price at the time. Since then dividend distributions have reduced the conversion price to $23.94 per share.

In February 2011, a subsidiary entered into a $95 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of the jack-up drilling rig Soehanah. At December 31, 2011, the amount outstanding under this facility was $88 million. The facility bears interest at LIBOR plus a margin and has a term of seven years. The facility is secured against the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2011, three subsidiaries entered into a $75 million secured term loan facility with a bank. The proceeds of the facility are to partly fund the acquisition of three Supramax drybulk carriers, two of which were delivered in 2011. The facility is for both pre- and post-delivery financing. At December 31, 2011, the amount outstanding under this facility was $65 million, relating to the two vessels delivered and pre-delivery financing of installments paid to the shipyard on the vessel not then delivered. In addition, there was a $9 million undrawn commitment relating to the final shipyard installment on the vessel not yet delivered at December 31, 2011. The facility bears interest at LIBOR plus a margin and has a term of approximately eight years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under the charters attached to the vessels or one year prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In May 2011, eight subsidiaries entered into a $171 million secured loan facility with a syndicate of banks. The facility is a Chinese export credit and is supported by China Export & Credit Insurance Corporation, or SINOSURE, which has provided an insurance policy in favor of the banks for part of the outstanding loan. The proceeds of the facility are to partly fund the container vessel SFL Avon, which was delivered in 2010, and seven newbuilding Handysize drybulk carriers, two of which were delivered in 2011. The facility is for both pre- and post-delivery financing. At December 31, 2011, the amount outstanding under this facility was $97 million, relating to the three vessels delivered and pre-delivery financing of installments paid to the shipyard for the vessels not yet delivered. In addition, there was a $72 million undrawn commitment relating to the vessels not yet delivered at December 31, 2011. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The facility is secured against the subsidiaries' assets and a guarantee from Ship Finance International Limited.

In June 2011, we entered into a $55 million secured securities financing agreement with a bank. The facility may be used to fund up to 50% of the acquisition cost of securities we may acquire from time to time. The facility bears interest at LIBOR plus a margin and will be secured against the relevant securities. The facility contains a covenant that requires us to maintain a minimum value of the securities held as collateral. At December 31, 2011, there was no amount outstanding under the facility.

In July 2011, we entered into a $167 million secured term loan and revolving credit facility agreement with a syndicate of banks. The proceeds of the facility will be used to refinance the $350 million senior and junior secured term loan facility maturing in June 2012. The facility bears interest at LIBOR plus a margin. The facility has a term of six years and is secured by the vessel-owning subsidiaries' assets. The facility contains covenants that require us to maintain a minimum aggregate value of the vessels as collateral and also certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2012, four vessel owning subsidiaries entered into a $184 million secured term loan agreement with a bank. The proceeds of the facility will be used to partly fund four container vessels under construction with expected delivery in 2013. The facility is available on both a pre- and post-delivery basis. The facility bears interest at LIBOR plus a margin and has a term of 12 years from delivery of each vessel. The facility is secured by the subsidiaries' assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable six months prior to the expiry of the seven year time-charters under which the vessels will be employed. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In July 2008, our equity-accounted subsidiary SFL West Polaris entered into a $700 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of the newbuilding ultra deepwater drillship West Polaris. At December 31, 2011, the amount outstanding under this facility was $470 million. The facility bears interest at LIBOR plus a margin, has a term of five years and is secured by the subsidiary's assets. The lenders have limited recourse to Ship Finance International Limited as the holding company currently only guarantees $70 million of the debt. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In September 2008, our equity-accounted subsidiary SFL Deepwater entered into a $1.4 billion secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of two newbuilding ultra deepwater drilling rigs, West Hercules and West Taurus. At December 31, 2011, the amount outstanding under this facility was $939 million. The facility bears interest at LIBOR plus a margin, has a term of five years and is secured by the subsidiary's assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $200 million of the debt. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

We are in compliance with all loan covenants as at December 31, 2011.  At December 31, 2011, three-month U.S. dollar LIBOR was 0.58% and three-month Norwegian kroner NIBOR was 2.89%.

Minimum Value Covenants

Most of our loan facilities are secured with mortgages on vessels and rigs. At December 31, 2011, we had borrowings totalling $2.4 billion with minimum value covenants which are tested on a regular basis. These borrowings were secured against 48 vessels and rigs which had combined charter-free market values totalling $3.5 billion. A reduction of 10% in charter-free market values in 2012 would, after scheduled loan repayments in the year, result in an additional reduction of availability on certain revolving credit facilities totalling approximately $8.2 million.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates. At December 31, 2011, the Company and its consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $986 million, whereby variable LIBOR interest rates excluding additional margins are swapped for fixed interest rates between 1.70% per annum and 5.65% per annum. We had also entered into interest rate/currency swap contracts with a notional principal of NOK500 million ($85 million) whereby variable NIBOR interest rates including additional margin are swapped for fixed interest at 5.32%, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK5.91 = $1.  In addition, our equity-accounted subsidiaries had entered into interest swaps with a combined notional principal amount of $988 million, whereby variable LIBOR interest rates excluding additional margins are swapped for fixed interest rates between 1.91% per annum and 3.92% per annum. The overall effect of these swaps is to fix the interest rate on approximately $2.0 billion of floating rate debt at a weighted average interest rate of 4.77% per annum including margin.

Several of our charter contracts contain interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding loan, effectively transferring the interest rate exposure to the counterparty under the charter contract. At December 31, 2011, a total of $1.5 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity accounted subsidiaries. However, $1.1 billion of this was subject to interest rate swaps entered into for the benefit of the charterer, and the balance of $421 million remained on a floating basis.

At December 31, 2011, our net exposure, including that within our equity-accounted subsidiaries, to interest rate fluctuations on our outstanding debt was $462 million, compared with $602 million at December 31, 2010. Our net exposure to interest fluctuations is based on our total of approximately $2.9 billion floating rate debt outstanding at December 31, 2011, less the approximately $2.0 billion notional principal of our interest rate swaps and the $421 million outstanding floating rate debt subject to interest adjustment clauses under charter contracts.

Apart from the above interest rate/currency swap contracts, at December 31, 2011, and the date of this report we were not party to any other derivative contracts.

Equity

During the year ended December 31, 2009, we declared four dividends and, in each case, shareholders were given the option to elect to receive their dividend in cash or in the form of newly issued common shares. The Company issued a total of 4,998,603 shares under this arrangement, with a premium on issue totaling $43 million. Of the new shares issued, 930,483 were issued on January 27, 2010, in respect of the dividend declared on November 27, 2009, with an ex-dividend date of December 4, 2009. The shares issued in January 2010 were reflected in the Consolidated Balance Sheet as at December 31, 2009, since the outcome of the shareholders' elections was fully known when the Consolidated Balance Sheet was prepared.

In the year ended December 31, 2009, the Company issued and sold 1,372,100 shares pursuant to a prospectus supplement filed in December 2008. Total proceeds were $16 million net of costs, giving a premium on issue of $15 million. Additionally, in June 2009 the Company issued 10,560 shares to an employee in lieu of the dividend portion of his share-based bonus.

Following the above issues of new shares, we had 79,125,000 common shares issued and outstanding as at December 31, 2009, including the shares issued on January 27, 2010. No further shares were issued in the years ended December 31, 2010 and 2011.

The Company has accounted for the acquisition of vessels from Frontline at Frontline's historical carrying value.  The difference between the historical carrying value and the net investment in the lease (i.e. the fair value of the vessel at the inception of the lease) has been recorded as a deferred deemed equity contribution. This deferred deemed equity contribution is presented as a reduction in the net investment in finance leases in the balance sheet and results from the related party nature of both the transfer of the vessel and the subsequent finance lease.  The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the new lease arrangement, as lease payments are applied to the principal balance of the lease receivable. In the year ended December 31, 2011, we credited contributed surplus with $16 million of such deemed equity contributions (2010: $26 million). The unamortized balance of deferred deemed equity contributions at December 31, 2011, is $165 million (2010: $181 million).

In November 2006, the Board of Directors approved a share option scheme, permitting the directors to grant options in the Company's shares to employees and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, with a corresponding amount credited to additional paid in capital (see Note 20 to the consolidated financial statements). The additional paid in capital arising from share options was $1.4 million in the year ended December 31, 2011 (2010: $1.0 million).

Following the above transactions, as of December 31, 2011, our issued and fully paid share capital balance was $79 million, our additional paid in capital was $62 million and our contributed surplus balance was $548 million.

On February 17, 2012, our Board of Directors declared a dividend of $0.30 per share totaling $24 million, which was paid in cash on March 28, 2012. In March 2012, we issued 100,000 new shares at a price of $6.85 per share in order to satisfy options exercised by one of our employees.

Contractual Commitments

At December 31, 2011, we had the following contractual obligations and commitments:

	Payment due by period
	Less than 1 year	1–3 years	3–5 years	After 5 years	Total
	(in millions of $)
8.5% Senior Notes due 2013	-	274	-	-	274
NOK500 million senior unsecured bonds due 2014	-	75	-	-	75
3.75% unsecured convertible bonds due 2016	-	-	125	-	125
Floating rate long-term debt	150	464	421	401	1,436
Floating rate long-term debt in unconsolidated subsidiaries	190	1,219	-	-	1,409
Total debt repayments	340	2,032	546	401	3,319
Total interest payments (1)	105	101	33	6	245
Total vessel purchases (2)	103	173	-	-	276
Total contractual cash obligations	548	2,306	579	407	3,840

(1)
Interest payments are based on the existing borrowings of both fully consolidated and equity- accounted subsidiaries. It is assumed that no further refinancing of existing loans takes place and that there is no repayment on revolving credit facilities. Interest rate swaps have not been included in the calculation. The interest has been calculated using the five year U.S. dollar swap of 1.15% and the five year NOK swap of 3.08% as of April 17, 2012, plus agreed margins. Interest on fixed rate loans is calculated using the contracted interest rates.

(2)
Vessel purchase commitments relate to the five newbuilding Handysize drybulk carriers ($60 million) and the newbuilding Supramax drybulk carrier ($9 million) scheduled for delivery in 2012, and the four newbuilding container vessels ($207 million) scheduled for delivery in 2013.

Research and development, patents and licenses etc.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

Trend information

Our charters with the Frontline Charterers provide that daily rates decline over the terms of the charters, as discussed in Item 4.B "Our Fleet".

The direction of asset prices turned from a positive trend with increasing asset prices in 2010 to a negative development across most shipping segments in 2011. Prices for new vessels have been subject to fairly substantial reductions both in China and South Korea, particularly in the second half of 2011. Decreasing prices were mainly driven by sharply reduced contracting activity for drybulk vessels and tankers, as a consequence of weak operating conditions and also a difficult financing climate. Prices for second-hand drybulk vessels were fairly stable during the first half of 2011, but prices came under downward pressure in the second half. Prices for second-hand tankers were very weak during 2011, especially for large crude carriers, and are now at historically low levels. Part of the erosion in tanker prices has been driven by forced sales or 'auction style' sales, with very few buyers in the market. Even with a very limited supply, prices for second-hand container vessels decreased during 2011.

The spot market for tanker operators was fairly weak during the second half of 2011, especially during the third quarter. Factors that could improve the fundamentals for the tanker markets are delays in delivery schedules from the yards, cancellations of newbuilding orders, and further scrapping of single-hull and first generation double-hull vessels. Our tanker vessels on charter to the Frontline Charterers are subject to long term charters that provide for both a fixed base charter-hire and profit sharing payments that apply once the applicable Frontline Charterer earns daily rates from our vessels that exceed certain levels. If rates for vessels chartered on the spot market increase, our profit sharing revenues will likewise increase for those vessels operated by the Frontline Charterers in the spot market.  Charter rates for container vessels have continued to decline so far in 2012, and rates for 1,700 TEU vessels are still well below historical average levels. Charter rates for drybulk carriers continue to be affected by reduced Chinese iron-ore imports and a high influx of newbuildings.

The offshore drilling and supply markets continue to be strong, underpinned by exploration and development activities linked to higher oil prices and the need to replace reserves. Drilling activities are increasing in geographical spread and also water depths.

Interest rates have been at historically low levels since December 31, 2009, and are expected to remain low throughout 2012, based on the forward interest rate curve.  If the tentative economic recovery becomes established and inflation emerges as a problem, it is possible that interest rates could start increasing from 2013 onwards. We have effectively hedged part of our interest exposure on our floating rate debt through swap agreements with banks. Several of our charter contracts also include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding loan relating to the asset, effectively transferring the interest rate exposure to our counterparty under the charter contract.

Off balance sheet arrangements

At December 31, 2011, we are not party to any arrangements which may be considered to be off balance sheet arrangements.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors and the Chief Executive Officer and the Chief Financial Officer of our wholly owned subsidiary Ship Finance Management AS, who are responsible for overseeing our management.

Name	Age	Position

Hans Petter Aas	66	Director, Chairman of the Board and Audit Committee member
Kate Blankenship	47	Director of the Company and Chairperson of the Audit Committee
Cecilie A. Fredriksen	28	Director of the Company
Paul Leand	45	Director of the Company
Harald Thorstein	32	Director of the Company
Ole B. Hjertaker	45	Chief Executive Officer of Ship Finance Management AS
Harald Gurvin	37	Chief Financial Officer of Ship Finance Management AS

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

Kate Blankenship has served as a director of the Company since October 2003. Ms. Blankenship served as the Company's Chief Accounting Officer and Company Secretary from October 2003 to October 2005. Ms. Blankenship has been a director of Frontline since August 2003, a director of Golar LNG Limited since July 2003, a director of Golden Ocean since October 2004, a director of Seadrill since May 2005, a director of Archer Limited (previously Seawell Limited) since August 2007 and a director of Independent Tankers Corporation Limited since February 2008. She is a member of the Institute of Chartered Accountants in England and Wales.

Cecilie Astrup Fredriksen has served as a director of the Company since 2008. Ms. Fredriksen is the daughter of Mr. John Fredriksen and is currently employed by Frontline Corporate Services in London and serves as a director on several boards including Aktiv Kapital ASA, Frontline, Archer Limited (previously Seawell Limited) and Golden Ocean. Ms. Fredriksen received a BA in Business and Spanish from the London Metropolitan University in 2006.

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

Harald Thorstein has served as a director of the Company since September 2011. Mr. Thorstein is currently employed by Frontline Corporate Services in London, prior to which he was employed in the Corporate Finance division of DnB NOR Markets, specializing in the offshore and shipping sectors. Mr. Thorstein has an MSc in Industrial Economics and Technology Management from the Norwegian University of Science and Technology.

Ole B. Hjertaker has served Ship Finance Management AS as Chief Executive Officer since July 2009, prior to which he served as Chief Financial Officer from September 2006. Mr. Hjertaker also served Ship Finance Management AS as Interim Chief Financial Officer between July 2009 and January 2011. Prior to joining Ship Finance, Mr. Hjertaker was employed in the Corporate Finance division of DnB NOR Markets, a leading shipping and offshore bank. Mr. Hjertaker has extensive corporate and investment banking experience, mainly within the maritime/transportation industries.

Harald Gurvin was appointed as Chief Financial Officer of Ship Finance Management AS in March  2012, prior to which he served as Senior Vice President from August 2008. Before joining Ship Finance in July 2006, Mr. Gurvin spent seven years with the global shipping group of Fortis Bank, specializing in shipping and offshore finance. Mr. Gurvin has an MSc in Shipping, Trade and Finance from the CASS Business School in London and an MSc in Marine Engineering and Naval Architecture from the Norwegian University of Science and Technology.

B.  COMPENSATION

During the year ended December 31, 2011, we paid to our directors and executive officers aggregate cash compensation of $1.8 million including an aggregate amount of $0.05 million for pension and retirement benefits.  We reimburse directors for reasonable out of pocket expenses incurred by them in connection with their service to us.

In addition to cash compensation, during 2011 we also recognized an expense of $1.4 million relating to stock options issued to certain of our directors and employees. During 2011, 213,500 options were awarded, while none were exercised or forfeited, bringing the total outstanding options at December 31, 2011 to 830,500.  The options vest over a three year period, with the first of them vesting in July 2010, and expire between July 2014 and March 2016. The exercise price of the options is currently between $6.85 and $18.66 per share, and shall be reduced from time to time by the amount of any future dividend declared with respect to the common shares.

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

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in our common shares as of April 17, 2012, are as follows:

Director or Officer	Common Shares of $1.00 each	Including options to acquire Common Shares which have vested	Percentage of Common Shares Outstanding
Hans Petter Aas	16,667	16,667	*
Paul Leand	57,001	6,667	*
Kate Blankenship	11,878	6,667	*
Cecilie A. Fredriksen	6,667	6,667	*
Harald Thorstein	-	-	*
Ole B. Hjertaker	279,211	275,000	*
Harald Gurvin	41,667	41,667	*

*    Less than one percent.

Share Option Scheme

In November 2006, our board of directors approved the Ship Finance International Limited Share Option Scheme. The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the Company per share in the period from the date of grant until the date the options are exercised. In March 2012, one of our employees exercised options to acquire 100,000 shares at a price of $6.85 per share, and we issued 100,000 new shares in order to satisfy the exercised options.

Details of options to acquire common shares in the Company by Directors and officers as of April 17, 2012, were as follows:

	Number of options
Director or Officer	Total	Vested	Exercise price	Expiration Date
Hans Petter Aas	25,000	16,667	$9.51	October 2014
Paul Leand	10,000	6,667	$9.51	October 2014
Kate Blankenship	10,000	6,667	$9.51	October 2014
Cecilie A. Fredriksen	10,000	6,667	$9.51	October 2014
Harald Thorstein	-	-	-	-
Ole B. Hjertaker	300,000	235,000	$6.85	July 2014
	20,000	13,333	$15.49	March 2015
	80,000	26,667	$18.66	March 2016
Harald Gurvin	40,000	26,667	$6.85	July 2014
	10,000	6,667	$15.49	March 2015
	25,000	8,333	$18.66	March 2016

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Ship Finance International Limited is indirectly controlled by another corporation (see below). The following table presents certain information as at April 17, 2012, regarding the ownership of our Common Shares with respect to each shareholder whom we know to beneficially own more than five percent of our outstanding Common Shares.

Owner	Number of Common Shares	Percent of Common Shares
Hemen Holding Ltd. (1)	27,779,293	35.06%
Farahead Investment Inc. (1)	6,300,000	7.95%

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

As at April 17, 2012, the Company had 452 holders of record in the United States. We had a total of 79,225,000 of Common Shares outstanding as of April 17, 2012.

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

As of April 17, 2012, we charter 28 double-hull vessels to the Frontline Charterers under long-term capital leases, most of which were given economic effect from January 1, 2004.  At December 31, 2011, the balance of net investments in capital leases to the Frontline Charterers was $1,029 million (2010: $1,250 million) of which $45 million (2010: $90 million) represents short-term maturities. On December 30, 2011, amendments were made to the charter agreements relating to these vessels, in terms of which the Company received a compensation payment of $106 million and agreed to a $6,500 per day reduction in the time charter rate of each vessel for the period from January 1, 2012, to December 31, 2015. Thereafter, the charter rates revert to the previously agreed daily amounts. The leases have been amended to reflect the compensation payment received and the reduction in future minimum lease payments to be received. Further details of the amendments are presented in Item 10C "Material Contracts".

Prior to December 31, 2011, the Frontline Charterers paid the Company a profit sharing rate of 20% of their earnings above average threshold charter rates on a time-charter equivalent basis from their use of the Company's fleet each fiscal year.  During the year ended December 31, 2011, the Company earned and recognized revenue of $0.5 million (2010: $30.6 million; 2009: $33.0 million) under this arrangement. The amendments to the charter agreements made on December 30, 2011, increased the profit sharing percentage to 25% for earnings above those threshold levels from January 1, 2012 onwards. Additionally, the amendments provide that during the temporary reduction in charter rates, the Frontline Charterers will pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day. Of the $106 million compensation payment received, $50 million represents a non-refundable advance relating to the 25% profit sharing agreement.

In addition to the 28 double-hull vessels discussed above, as of April 17, 2012, we charter two non-double hull VLCCs to the Frontline Charterers under short-term operating leases. These vessels were direct financing lease assets until their anniversary dates in 2010, linked to the IMO phase-out regulations for non-double hull tankers, after which the terms of the charters gave Frontline the option to terminate the charters at any time by giving 30 days notice. The profit sharing arrangement does not apply to these vessels. At December 31, 2011, the net book value of vessels chartered to the Frontline Charterers under operating leases was $39 million (2010: $67 million). Sales have been agreed for these two non-double hull VLCCs, which are scheduled for delivery to their new owner later in 2012 and 2013.

As of April 17, 2012, we charter three of our drilling units to the Seadrill Charterers under long-term capital leases, all of which are owned by equity-accounted subsidiaries. At December 31, 2011, the balance of net investments in capital leases to the Seadrill Charterers was $1,851 million (2010: $2,218 million), of which $196 million (2010: $236 million) represents short-term maturities.

As of April 17, 2012, we charter our six offshore supply vessels to subsidiaries of Deep Sea under long-term leases, two of which are accounted for as capital leases with the remaining four being operating leases. At December 31, 2011, the balance of net investments in capital leases to subsidiaries of Deep Sea was $92 million (2010: $101 million), of which $10 million (2010: $8 million) represents short-term maturities. At December 31, 2011, the net book value of operating assets leased to subsidiaries of Deep Sea was $127 million (2010: $137 million).

We pay Frontline Management a management fee of $6,500 per day per vessel for all vessels chartered to the Frontline Charterers, apart from certain vessels where the fee is suspended while they are sub-chartered on a bareboat basis. We also have seven container vessels and ten drybulk carriers operating on time charters, or for which time charters are being sought, for which the supervision of the technical management is sub-contracted to Frontline Management. In the year ended December 31, 2011, management fees payable to Frontline Management amounted to $71 million (2010: $78 million). The management fees are classified as ship operating expenses.

The operating management of seven container vessels and ten drybulk carriers operating on time charter, or for which time charters are being sought, is sub-contracted to Golden Ocean. In the year ended December 31, 2011, fees payable to Golden Ocean amounted to approximately $207,000 (2010: $20,000). Golden Ocean will also be responsible for part of the operational management of the two newbuilding Handysize drybulk carriers and the four newbuilding container vessels when they commence operations.

We have an administrative services agreement with Frontline Management under which they provide us with certain administrative support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. In the year ended December 31, 2011, we paid Frontline Management $0.5 million for these services (2010: $0.4 million).

We pay commission of 1% to Frontline Management in respect of all payments received in respect of the five year sales-type leases on the Suezmax tankers Glorycrown and Everbright. In 2011, we paid $0.1 million to Frontline Management pursuant to this arrangement (2010: $0.5 million).

We pay fees to Frontline Management for the management supervision of some of our newbuildings, which in 2011 amounted to approximately $3.1 million (2010: approximately $1.9 million).

In February 2011 and March 2011 we sold the two single-hull VLCCs Ticen Sun (ex Front Highness) and Front Ace, respectively, to unrelated third parties. Termination fees totaling $5.9 million were paid to Frontline for the early termination of the related charters.

In April 2011, May 2011 and October 2011 the OBOs Front Leader, Front Breaker and Front Striver were sold to unrelated parties, with agreed lease termination fees receivable of $7.7 million, $6.6 million and $8.1 million, respectively.

In June 2011, a subsidiary of Seadrill, to which the jack-up drilling rig West Prospero was chartered, exercised its option to acquire the rig at the fixed option price of $133.1 million.

In March 2012, we sold the single-hull VLCC Titan Orion to an unrelated third party. A termination fee of approximately $9.2 million will be paid to Frontline for the early termination of the charter.

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

We have paid the following cash dividends in 2007, 2008, 2009, 2010 and 2011:

Payment Date	Amount per Share

2007
March 22, 2007	$0.54
June 21, 2007	$0.55
September 13, 2007	$0.55
December 10, 2007	$0.55

2008
March 10, 2008	$0.55
June 30, 2008	$0.56
September 15, 2008	$0.58

2009
January 7, 2009	$0.60
April 17, 2009	$0.30	*
July 6, 2009	$0.30	*
October 16, 2009	$0.30	*

2010
January 27, 2010	$0.30	*
March 30, 2010	$0.30
June 10, 2010	$0.33
September 30, 2010	$0.35
December 30, 2010	$0.36

2011
March 29, 2011	$0.38
June 29, 2011	$0.39
September 29, 2011	$0.39
December 29, 2011	$0.39

*   These dividends gave shareholders the choice of receiving payment in cash or newly issued common shares. The number of new shares issued pursuant to these dividend payments is given under the heading "Equity" in Item 5: "Operating and Financial Review and Prospects."

On February 17, 2012 our Board of Directors declared a dividend of $0.30 per share which was paid in cash on March 28, 2012.

B.	SIGNIFICANT CHANGES

None

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

The Company's common shares were listed on the NYSE on June 15, 2004, and commenced trading on that date under the symbol "SFL".

The following table sets forth, for each of the five most recent full financial years, the high and low closing prices for the common shares on the NYSE.

Fiscal year ended December 31	High	Low
2011	$22.43	$8.66
2010	$22.84	$13.81
2009	$14.32	$4.05
2008	$32.43	$9.01
2007	$31.54	$22.24

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low closing prices for the common shares on the NYSE.

Fiscal year ended December 31, 2011	High	Low
First quarter	$22.43	$19.15
Second quarter	$20.97	$16.81
Third quarter	$18.31	$11.46
Fourth quarter	$14.90	$8.66

Fiscal year ended December 31, 2010	High	Low
First quarter	$19.36	$13.81
Second quarter	$21.04	$16.60
Third quarter	$19.83	$17.00
Fourth quarter	$22.84	$18.98

The following table sets forth, for the most recent six months, the high and low closing prices for the common shares on the NYSE.

	High	Low
March 2012	$15.66	$12.88
February 2012	$13.73	$11.55
January 2012	$11.43	$9.34
December 2011	$12.14	$8.66
November 2011	$14.90	$9.57
October 2011	$14.74	$11.84

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not Applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

The Company has not entered into any new material contracts since January 1, 2009, other than those entered in the ordinary course of business. However, on December 30, 2011, amendments were made to certain charter agreements with Frontline, as shown below.

Amendments to charter agreements with Frontline Shipping and Frontline Shipping II
On December 30, 2011, amendments were made to the charter agreements with Frontline Shipping and Frontline Shipping II, which relate to 28 double-hull vessels. In terms of the amending agreements, the Company received a compensation payment of $106 million and agreed to a $6,500 per day reduction in the time charter rate of each vessel for the period from January 1, 2012 to December 31, 2015. Thereafter, the charter rates revert to the previously agreed daily amounts.

Prior to December 31, 2011, Frontline Shipping and Frontline Shipping II paid the Company a profit sharing rate of 20% of their earnings above average threshold charter rates on a time-charter equivalent basis from their use of the Company's fleet each fiscal year. Starting on January 1, 2012, the amendments to the charter agreements increased the profit sharing percentage to 25% for earnings above those threshold levels. Additionally, the amendments provide that during the four year period of the temporary reduction in charter rates, Frontline Shipping and Frontline Shipping II will pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day. Of the $106 million compensation payment received, $50 million represents a non-refundable advance relating to the 25% profit sharing agreement.

Prior to December 31, 2011, Frontline Shipping and Frontline Shipping II had established cash charter services reserves of $46 million and $10 million, respectively, to support their obligation to make payments to us under the charters. The amendments released them from their obligation to hold such cash reserves.

The amendments to the charter agreements with Frontline Shipping and Frontline Shipping II are presented in Item 19 "Exhibits".

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

For the 2011 taxable year, we believe the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, we believe the Company's common shares were primarily and regularly traded on an established securities market in the United States, namely the New York Stock Exchange, or NYSE.

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

Therefore, there are factual circumstances beyond our control that could cause the Company to lose the benefit of the Section 883 exemption and thereby become subject to U.S. federal income tax on its U.S. source shipping income.  For example, Hemen owned approximately 43% of our outstanding common shares as of December 31, 2011.  There is, therefore, a risk that the Company could no longer qualify for exemption under Section 883 for a particular taxable year if other 5% Shareholders were, in combination with Hemen, to own 50% or more of the outstanding common shares of the Company on more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances as to the tax-exempt status of the Company or any of its subsidiaries.

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

For the 2011 taxable year and future taxable years, depending upon the relative amount of income we derive from our various assets as well as their relative fair market values, we may be treated as a PFIC.

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

Pursuant to recently enacted legislation, individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations).  Specified foreign financial assets would include, among other assets, our common shares, unless the shares are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under this legislation.

Bermuda Taxation

Under current Bermuda law, we are not subject to tax on income or capital gains. We have received from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 31, 2035. We could be subject to taxes in Bermuda after that date. This assurance is subject to the proviso that it is not to be construed to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to any property leased to us. We and our subsidiaries incorporated in Bermuda pay annual government fees to the Bermuda government.

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

At December 31, 2011, the Company had entered into combined currency and interest rate swap contracts with a total notional principal of NOK500 million ($85 million), to hedge against fluctuations in interest and exchange rates on our NOK500 million floating rate unsecured bonds due 2014. Under these contracts, variable NIBOR interest rates including additional margin is swapped for fixed interest at 5.32%, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK5.91 = $1. These contracts expire in April 2014 and we estimate that we would pay $2 million to terminate them as of December 31, 2011 (2010: receive $2 million).

At December 31, 2011, the Company and its consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $986 million at rates excluding margin over LIBOR of between 1.70% per annum and 5.65% per annum. In addition, our equity-accounted subsidiaries had entered into interest rate swaps with a combined notional principal amount of $988 million at rates excluding margin over LIBOR of between 1.91% per annum and 3.92% per annum. The swap agreements mature between January 2012 and August 2021, and we estimate that we would pay $103 million to terminate these agreements as of December 31, 2011 (2010: pay $102 million).

The overall effect of these swaps is to fix the interest rate on approximately $2.0 billion of floating rate debt denominated in U.S. dollars and Norwegian kroner at a weighted average interest rate of 4.77% per annum including margin.

Several of our charter contracts contain interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on the outstanding loan, effectively transferring the interest rate exposure to the counterparty under the charter contract. At December 31, 2011, a total of $1.5 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity accounted subsidiaries. Of this, $1.1 billion was also subject to interest rate swaps entered into for the benefit of the charterer, with the balance of $421 million remaining on a floating rate basis.

At December 31, 2011, our net exposure, including equity-accounted subsidiaries, to interest rate fluctuations on our outstanding debt was $462 million, compared with $602 million at December 31, 2010. Our net exposure to interest fluctuations is based on our total of $2.9 billion floating rate debt outstanding at December 31, 2011, less the $2.0 billion notional principle of our interest rate swaps and the $421 million outstanding floating rate debt subject to interest adjustment clauses under charter contracts. A one per-cent change in interest rates would thus increase or decrease interest expense by $4.6 million per year as of December 31, 2011 (2010: $6.0 million).

Apart from the above interest rate and currency swap contracts, at December 31, 2011, and the date of this report we were not party to any other derivative contracts.

The fair market value of our outstanding 8.5% Senior Notes was $264 million as of December 31, 2011 (2010: $301 million).

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

Pursuant to Rules 13a-15(e) and 15(d)-15(e) of the Exchange Act, management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2011. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act, as of December 31, 2011. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2011.

c)	Attestation report of the registered public accounting firm

MSPC, Certified Public Accountants and Advisors, or MSPC, a Professional Corporation and our independent registered public accounting firm, has issued their attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2011. Such report appears on page F-2.

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

ITEM 16 C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2011 and 2010 was MSPC. The following table sets forth the fees related to audit and other services provided by MSPC.

	2011	2010

Audit Fees (a)	$520,000	$520,000
Audit-Related Fees (b)	$57,625	$98,500
Tax Fees (c)	-	-
All Other Fees (d)	$34,252	$37,296
Total	$611,877	$655,796

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

(e)
Audit Committee's Pre-Approval Policies and Procedures
Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X, that require the board of directors to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2011 and 2010 were approved by the Board of Directors pursuant to the pre-approval policy.

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

ITEM 16 H.           MINE SAFETY DISCLOSURE

Not applicable

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

4.11*
Bond Agreement relating to Ship Finance International Limited Callable Senior Unsecured Bond Issue 2010/2014, dated October 6, 2010 incorporated by reference to Exhibit 4.11 of the Company's 2010 Annual Report filed on Form 20-F on March 25, 2011.

4.12*
Bond Agreement relating to Ship Finance International Limited Senior Unsecured Callable Convertible Bond Issue 2011/2016, dated February 11, 2011 incorporated by reference to Exhibit 4.12 of the Company's 2010 Annual Report filed on Form 20-F on March 25, 2011.

4.13	Addendum No. 7 to Charter Ancillary Agreement dated January 1, 2004.

4.14	Addendum No. 3 to Charter Ancillary Agreement dated June 20, 2005.

8.1	Subsidiaries of the Company.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

* Incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED
(Registrant)

Date: April 27, 2012	By:	/s/ Harald Gurvin
Harald Gurvin
Principal Financial Officer

Ship Finance International Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Ship Finance International Limited

We have audited the accompanying consolidated balance sheets of Ship Finance International Limited and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011.  We also have audited the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's annual report on internal controls over financial reporting.  Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ship Finance International Limited and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/S/ MSPC
Certified Public Accountants and Advisors
A Professional Corporation
New York, New York
April  27, 2012

Ship Finance International Limited

CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2011,  2010 and 2009
(in thousands of $, except per share amounts)

	2011	2010	2009
Operating revenues
Direct financing lease interest income - related parties	97,757	119,445	147,498
Direct financing and sales-type lease interest income - other	6,859	7,332	3,870
Finance lease service revenues - related parties	69,992	76,876	88,953
Profit sharing revenues - related parties	482	30,566	33,018
Time charter revenues - related parties	660	698	-
Time charter revenues - other	28,789	3,731	2,836
Bareboat charter revenues - related parties	21,276	21,863	20,402
Bareboat charter revenues - other	69,003	47,064	48,452
Other operating income	296	485	191
Total operating revenues	295,114	308,060	345,220

Gain on sale of assets	8,468	28,104	24,721

Operating expenses
Ship operating expenses - related parties	71,283	78,289	88,953
Ship operating expenses - other	9,780	2,732	2,541
Depreciation	49,929	34,201	30,236
Vessel impairment charge	-	-	26,756
Administrative expenses - related parties	504	424	411
Administrative expenses - other	9,381	8,673	11,780
Total operating expenses	140,877	124,319	160,677

Net operating income	162,705	211,845	209,264
Non-operating income / (expense)
Interest income – related parties, associated companies	19,575	19,575	-
Interest income – related parties, other	-	493	-
Interest income - other	3,826	1,039	240
Interest expense - related parties	-	(3,121)	(15,923)
Interest expense - other	(103,378)	(98,311)	(101,152)
Gain/(loss) on purchase of bonds	521	(13)	20,600
Gain on sale of investment in associated company	4,064	-	-
Long-term investment impairment charge	-	-	(7,110)
Other financial items, net	(7,040)	(16,208)	11,050
Net income before equity in earnings of associated companies	80,273	115,299	116,969

Equity in earnings of associated companies	50,902	50,413	75,629

Net income	131,175	165,712	192,598

Per share information:
Basic earnings per share	$1.66	$2.10	$2.59
Diluted earnings per share	$1.62	$2.09	$2.59

The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31, 2011,  2010 and 2009
(in thousands of $, except per share amounts)

	2011	2010	2009

Net income	131,175	165,712	192,598

Fair value adjustments to hedging financial instruments	(19,467)	(9,858)	41,248
Fair value adjustments to hedging financial instruments in associated companies	20,074	(11,396)	15,829
Reclassification into net income of previous fair value adjustments to hedging financial instruments	1,756	14,629	-
Fair value adjustments to available for sale securities	(327)	-	-
Other comprehensive (loss)/ income	(16)	(5)	100
Other comprehensive income, net of tax	2,020	(6,630)	57,177

Comprehensive income	133,195	159,082	249,775

The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited

CONSOLIDATED BALANCE SHEETS
as of December 31, 2011 and 2010
(in thousands of $)

	2011	2010
ASSETS
Current assets
Cash and cash equivalents	94,915	86,967
Restricted cash	-	5,601
Available for sale securities	23,324	-
Trade accounts receivable	210	1,074
Due from related parties	9,775	32,745
Other receivables	2,606	4,127
Inventories	1,228	484
Prepaid expenses and accrued income	545	327
Investment in direct financing and sales-type leases, current portion	60,160	103,976
Total current assets	192,763	235,301

Vessels and equipment	1,062,295	811,740
Accumulated depreciation on vessels and equipment	(165,465)	(116,229)
Vessels and equipment, net	896,830	695,511
Newbuildings	123,750	90,601
Investment in direct financing and sales-type leases, long-term portion	1,159,900	1,351,305
Investment in associated companies	169,838	164,364
Loans to related parties - associated companies, long-term	274,184	325,612
Loans to others, long-term	50,000	-
Other long-term investments	3,140	2,945
Deferred charges	25,723	14,828
Financial instruments (long-term): mark to market valuation	-	1,894
Total assets	2,896,128	2,882,361

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	150,342	162,785
Trade accounts payable	681	449
Due to related parties	4,421	32,816
Accrued expenses	9,370	6,513
Other current liabilities	9,334	6,138
Total current liabilities	174,148	208,701
Long-term liabilities
Long-term debt	1,760,122	1,760,069
Financial instruments (long-term): mark to market valuation	79,870	57,291
Other long-term liabilities	24,897	27,380
Total liabilities	2,039,037	2,053,441
Commitments and contingent liabilities
Stockholders' equity
Share capital ($1 par value; 125,000,000 shares authorized; 79,125,000 shares issued and outstanding)	79,125	79,125
Additional paid-in capital	61,670	60,261
Contributed surplus	548,354	532,143
Accumulated other comprehensive loss	(62,004)	(43,950)
Accumulated other comprehensive loss – associated companies	(24,737)	(44,811)
Retained earnings	254,683	246,152
Total stockholders' equity	857,091	828,920
Total liabilities and stockholders' equity	2,896,128	2,882,361

The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2011, 2010 and 2009
(in thousands of $)

	2011	2010	2009
Operating activities
Net income	131,175	165,712	192,598
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	49,929	34,201	30,236
Vessel impairment charge	-	-	26,756
Long-term investment impairment charge	-	-	7,110
Amortization of deferred charges	7,131	5,036	5,507
Amortization of seller's credit	(2,047)	(2,072)	(2,065)
Equity in earnings of associated companies	(50,902)	(50,413)	(75,629)
Gain on sale of assets	(8,468)	(28,104)	(24,721)
Gain on sale of investment in associated company	(4,064)	-	-
Adjustment of derivatives to market value	4,408	14,733	(12,675)
(Gain)/ loss on repurchase of bonds	(521)	13	(20,600)
Other	67	(248)	98
Changes in operating assets and liabilities
Trade accounts receivable	864	799	(1,438)
Due from related parties	29,113	15,282	5,531
Other receivables	1,921	1,949	73
Inventories	(744)	(390)	158
Prepaid expenses and accrued income	(218)	(150)	3,461
Trade accounts payable	232	441	(11)
Accrued expenses	2,589	(2,585)	(8,839)
Other current liabilities	3,196	(433)	(28)
Net cash provided by operating activities	163,661	153,771	125,522

Investing activities
Repayments from investments in direct financing and sales-type leases	204,874	174,946	209,368
Additions to newbuildings	(156,223)	(157,736)	(71,468)
Purchase of vessels	(151,562)	(33,575)	-
Proceeds from sales of vessels	71,461	39,500	163,086
Proceeds from sale of investment in associated company	37,048	-	-
Distribution from associated companies	-	435,000	-
Net amounts received from/ (paid to) associated companies	56,702	(379,010)	68,000
Costs of other long-term investments	(50,000)	(648)	(920)
Purchase of available for sale securities	(23,763)	-	-
Redemption/ (placement) of restricted cash	5,601	(1,500)	56,002
Net cash (used in)/ provided by investing activities	(5,862)	76,977	424,068

Financing activities
Shares issued, net of issuance costs	-	-	16,472
Repurchase of bonds	(23,230)	(11,917)	(125,405)
Proceeds from issuance of short-term and long-term debt	408,592	981,234	134,500
Repayments of short-term and long-term debt	(394,747)	(1,056,040)	(446,061)
Debt fees paid	(17,822)	(12,417)	(752)
Cash settlement of derivative instruments	-	(11,592)	(14,666)
Cash dividends paid	(122,644)	(117,235)	(75,567)
Net cash used in financing activities	(149,851)	(227,967)	(511,479)

Net change in cash and cash equivalents	7,948	2,781	38,111
Cash and cash equivalents at start of the year	86,967	84,186	46,075
Cash and cash equivalents at end of the year	94,915	86,967	84,186

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	94,228	99,106	117,231

The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2011, 2010 and 2009
(in thousands of $, except number of shares)

	2011	2010	2009
Number of shares outstanding
At beginning of year	79,125,000	79,125,000	72,743,737
Shares issued	-	-	6,381,263
At end of year	79,125,000	79,125,000	79,125,000

Share capital
At beginning of year	79,125	79,125	72,744
Shares issued	-	-	6,381
At end of year	79,125	79,125	79,125

Additional paid-in capital
At beginning of year	60,261	59,307	2,194
Transfer to contributed surplus	-	-	(2,194)
Employee stock options issued	1,409	954	1,392
Shares issued	-	-	57,915
At end of year	61,670	60,261	59,307

Contributed surplus
At beginning of year	532,143	506,559	496,922
Transfer from additional paid-in capital	-	-	2,194
Amortization of deferred equity contributions	16,211	25,584	7,443
At end of year	548,354	532,143	506,559

Accumulated other comprehensive loss
At beginning of year	(43,950)	(48,716)	(90,064)
Loss on hedging financial instruments reclassified into earnings	1,756	14,629	-
Fair value adjustments to hedging financial instruments	(19,467)	(9,858)	41,248
Fair value adjustments to available for sale securities	(327)	-	-
Other comprehensive (loss)/ income	(16)	(5)	100
At end of year	(62,004)	(43,950)	(48,716)

Accumulated other comprehensive loss – associated companies
At beginning of year	(44,811)	(33,415)	(49,244)
Fair value adjustment to hedging financial instruments	20,074	(11,396)	15,829
At end of year	(24,737)	(44,811)	(33,415)

Retained earnings
At beginning of year	246,152	186,468	84,798
Net income	131,175	165,712	192,598
Dividends declared	(122,644)	(106,028)	(90,928)
At end of year	254,683	246,152	186,468
Total Stockholders' Equity	857,091	828,920	749,328

The accompanying notes are an integral part of these consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Notes to the Consolidated Financial Statements

1.	GENERAL

Ship Finance International Limited ("Ship Finance" or the "Company"), a publicly listed company on the New York Stock Exchange (ticker SFL), was incorporated in Bermuda in October 2003 as a subsidiary of Frontline Ltd. ("Frontline") for the purpose of acquiring a fleet of crude oil tankers from Frontline. Since then, in addition to tankers acquired from Frontline, the Company has acquired vessels of other types, in line with its strategy to expand and diversify. As of December 31, 2011, the Company owned 20 very large crude oil carriers ("VLCCs"), eight Suezmax crude oil carriers, five oil/bulk/ore carriers ("OBOs"), four Supramax drybulk carriers, two Handysize drybulk carriers, nine container vessels, one jack-up drilling rig, three ultra-deepwater drilling units, six offshore supply vessels and two chemical tankers. The above includes the Suezmax tankers Glorycrown and Everbright, which are subject to sales-type lease agreements, and three non-double hull VLCCs, the sales of which have also been agreed. The three ultra-deepwater drilling units referred to above are owned by wholly-owned subsidiaries of the Company that are accounted for using the equity method (see Note 15).  Two further wholly-owned subsidiaries accounted for using the equity method have chartered-in two container vessels on a long-term bareboat basis. In addition, as at December 31, 2011, the Company has contracted to acquire five Handysize drybulk carriers, one Supramax drybulk carrier, and four container vessels, all of which are newbuildings.

Since its incorporation in 2003 and public listing in 2004, Ship Finance has established itself as a leading international ship-owning and chartering company, expanding both its asset and customer base.

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

Any contingent elements of rental income, such as profit share or interest rate adjustments, are recognized when the contingent conditions have materialized.

Cash and cash equivalents

For the purposes of the statement of cash flows, all demand and time deposits and highly liquid, low risk investments with original maturities of three months or less are considered equivalent to cash.

Available for sale securities

Available for sale securities held by the Company consist of corporate bonds, which earn interest income. Any premium paid on acquisition is amortized over the life of the bond. Available for sale securities are recorded at fair value, with unrealized gains and losses recorded as a separate component of other comprehensive income.

Inventories

Inventories comprise principally of lubricating oils and are stated at the lower of cost and market value. Cost is determined on a first-in first-out basis.

Vessels and equipment (including operating lease assets)

Vessels and equipment are recorded at historical cost less accumulated depreciation.  The cost of these assets less estimated residual value is depreciated on a straight-line basis over the estimated remaining economic useful life of the asset. The estimated economic useful life of our offshore assets, including drilling rigs and drillships, is 30 years and for all other vessels it is 25 years.  These are common life expectancies applied in the shipping and offshore industries.

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

This accounting policy for fixed assets has the effect that if an option is exercised there will be either a) no gain or loss on the sale of the asset or b) in the event that the option is exercised at a price in excess of the net book value at the option date, a gain will be reported in the statement of operations at the date of delivery to the new owners, under the heading "gain on sale of assets".

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

For capital leases that are sales-type leases, the difference between the gross investment in the lease and the present value of its components, i.e. the minimum lease payments and the estimated residual value, is recorded as unearned lease interest income. The discount rate used in determining the present values is the interest rate implicit in the lease. The present value of the minimum lease payments, computed using the interest rate implicit in the lease, is recorded as the sales price, from which the carrying value of the vessel at the commencement of the lease is deducted in order to determine the profit or loss on sale. As is the case for direct financing leases, the unearned lease interest income is amortized to income over the period of the lease so as to produce a constant periodic rate of return on the net investment in the lease.

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

Other Investments

Other long-term investments are measured at fair value using the best available value indicators. The Company currently has one such investment in shares which are not publicly traded.  The best estimate available for the valuation of this investment is the cost basis. When using this basis of valuation, the Company carries out regular reviews for possible impairment adjustments. Following such a review, an adjustment was made to the carrying value of this asset in 2009, which was reported in the consolidated statement of operations as "Long-term investment impairment charge".

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

Impairment of long-lived assets

The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell. The Company carried out a review of the carrying value of its vessels, drilling rigs and long-term investments in the second quarter of the year ended December 31, 2009, and concluded that the carrying values of its six single-hull vessels, excluding those sold under sales-type lease agreements, and its investment in shares were impaired. Following the impairment charges taken against these assets in 2009, the review of the carrying value of long-lived assets as at December 31, 2010 and 2011, indicated that none of the Company's asset values are further impaired.

Deferred charges

Loan costs, including debt arrangement fees, are capitalized and amortized on a straight line basis over the term of the relevant loan. The straight line basis of amortization approximates the effective interest method in the Company's statement of operations. Amortization of loan costs is included in interest expense. If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid. Similarly, if a portion of a loan is repaid early, the corresponding portion of the unamortized related deferred charges is charged against income in the period in which the early repayment is made.

Financial Instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including most derivatives and long-term debt, standard market conventions and techniques such as options pricing models are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

Derivatives

Interest rate and currency swaps

The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating interest rates into fixed rates over the life of the transactions without an exchange of underlying principal. The Company also enters into currency swap transactions from time to time to hedge against the effects of exchange rate fluctuations on loan liabilities. Currency swap transactions involve the exchange of fixed amounts of other currencies for fixed US dollar amounts over the life of the transactions, including an exchange of underlying principal.  The Company may also enter into a combination of interest and currency swaps "cross currency interest rate swaps". The fair values of the interest rate and currency swap contracts, including cross currency interest rate swaps, are recognized as assets or liabilities, and for certain of the Company's swaps the changes in fair values are recognized in the consolidated statements of operations. When the interest rate and/or currency swap or combination, qualifies for hedge accounting under ASC Topic 815 "Derivatives and Hedging" ("ASC 815"), and the Company has formally designated the swap as a hedge to the underlying loan, and when the hedge is effective, the changes in the fair value of the swap are recognized in other comprehensive income. If it becomes probable that the hedged forecasted transaction to which these swaps relate will not occur, the amounts in other comprehensive income will be reclassified into earnings immediately.

Total return bond swaps

The Company may enter into short-term total return bond swap lines with banks, whereby the banks acquire the Company's Senior Notes or other bonds, and the Company carries the risk of fluctuations in the market price of the acquired notes. The Company pays variable rate interest to the banks calculated on the nominal value of the bonds held under the swap arrangement, and receives the fixed rate coupon interest paid on the bonds held by the banks. The fair value of the bond swaps are recognized as an asset or liability, with the changes in fair values recognized in the consolidated statement of operations.

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

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs (International Financial Reporting Standards)". In general, ASU 2011-04 clarifies the FASB's intent about the application of existing fair value measurement and disclosure requirements, and for many of these requirements the amendments are not intended to result in any change in the application of ASC Topic 820, "Fair Value Measurement". At the same time, there are some amendments that do change particular principles or requirements relating to fair value measurement and disclosure.  ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. Its adoption is not expected to have a material impact on the Company's disclosures or consolidated financial position, results of operations, and cash flows.

In June 2011, the FASB issued ASU 2011-05 "Presentation of Comprehensive Income" in order to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity, and requires entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 is effective for fiscal years beginning after December 15, 2011, although early adoption is permitted. ASU 2011-05 also included the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) in which the components of net income and the components of other comprehensive income are presented. Owing to concerns raised about difficulties in its implementation, this latter requirement has been deferred for further consideration, through the issue by the FASB in December 2011 of ASU 2011-12 "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05".  As permitted, the Company has adopted ASU 2011-05 with effect from the year ended December 31, 2011, the only effect being the inclusion of an additional financial statement "Consolidated Statements of Comprehensive Income" presenting items which were previously disclosed elsewhere.

In December 2011, the FASB issued ASU 2011-11 "Disclosures about Offsetting Assets and Liabilities" in order to standardize the disclosure requirements under US GAAP and IFRS relating to both instruments and transactions eligible for offset in financial statements. ASU 2011-11 is applicable for annual reporting periods beginning on or after January 1, 2013. Its adoption is not expected to have a material impact on the Company's disclosures.

4.	SEGMENT INFORMATION

The Company has only one reportable segment.

The Company's assets operate on a world-wide basis and the Company's management does not evaluate performance by geographical region or by asset type, as they believe that any such information would not be meaningful.

5.	TAXATION

Bermuda

Under current Bermudan law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until the year 2035.

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

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31
(in thousands of $)	2011	2010	2009
Basic:
Net income available to stockholders	131,175	165,712	192,598
Diluted:
Net income available to stockholders	131,175	165,712	192,598
Interest paid on convertible bonds	4,180	-	-
	135,355	165,712	192,598

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31
(in thousands)	2011	2010	2009
Basic earnings per share:
Weighted average number of common shares outstanding	79,125	79,056	74,399
Diluted earnings per share:
Weighted average number of common shares outstanding	79,125	79,056	74,399
Effect of dilutive share options	286	227	5
Effect of dilutive convertible debt	4,216	-	-
	83,627	79,283	74,404

7.	OPERATING LEASES

Rental income

The minimum future revenues to be received under the Company's non-cancelable operating leases on its vessels as of December 31, 2011, are as follows:

(in thousands of $) Year ending December 31
2012	129,653
2013	126,081
2014	125,806
2015	123,797
2016	120,989
Thereafter	255,521
Total minimum lease revenues	881,847

The cost and accumulated depreciation of vessels leased to third parties on operating leases at December 31, 2011 and 2010 were as follows:

(in thousands of $)	2011	2010
Cost	1,062,295	811,740
Accumulated depreciation	165,465	116,229
Vessels and equipment, net	896,830	695,511

8.	GAIN ON SALE OF ASSETS

During the year ended December 31, 2011, the Company realized the following gains / (losses) on sales of vessels:

(in thousands of $) Vessel	Imputed sales price	Book value	Gain/(loss)
Ticen Sun (ex Front Highness)	11,496	9,817	1,679
Front Ace	12,938	14,339	(1,401)
Front Leader	18,254	16,278	1,976
Front Breaker	17,863	13,986	3,877
Front Striver	18,684	16,347	2,337
	79,235	70,767	8,468

The single-hull VLCCs Ticen Sun (ex Front Highness) and Front Ace were accounted for as operating lease assets and were sold to unrelated parties in February 2011 and March 2011, respectively. The above sales prices are shown net of charter termination payments.

The OBOs Front Leader, Front Breaker and Front Striver were accounted for as direct financing lease assets and were sold to unrelated parties in April 2011, May 2011 and October 2011, respectively. The above sales prices each include compensation earned for early termination of the charter.

9.	OTHER FINANCIAL ITEMS

Other financial items comprise the following items:

	Year ended December 31
(in thousands of $)	2011	2010	2009
Net (decrease)/increase in mark-to-market valuation of non-designated derivatives	(3,628)	(14,682)	14,565
Net decrease in mark-to-market valuation of designated derivatives	(780)	(51)	(1,890)
Other items	(2,632)	(1,475)	(1,625)
Total other financial items	(7,040)	(16,208)	11,050

The net movement in mark-to-market valuations of designated derivatives relates to the ineffective portion of interest rate swaps and cross currency interest rate swaps that have been designated as cash flow hedges. The net movement in mark-to-market valuations of non-designated derivatives relates to terminated or de-designated interest rate swaps and cross currency interest rate swaps, total return equity swaps, total return bond swaps,   and non-designated interest rate swaptions. Changes in the valuations of the effective portion of interest rate swaps that are designated as cash flow hedges are reported under "Other comprehensive income". The above decrease in valuation of non-designated derivatives in the year ended December 31, 2011, includes $1.8 million (2010: $14.6 million; 2009: $nil) reclassified from "Other comprehensive income", resulting from certain interest rate swaps relating to loan facilities no longer being designated as cash flow hedges.

Other items include bank charges, fees relating to loan facilities and foreign currency translation adjustments.

10.	RESTRICTED CASH

(in thousands of $)	2011	2010
Restricted cash	-	5,601

Restricted cash in 2010 consisted of deposits held as collateral by the relevant banks in connection with loans. Restricted cash does not include minimum consolidated cash balances required to be maintained as part of the financial covenants in some of the Company's loan facilities, as these amounts are included in "Cash and cash equivalents".

11.	TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Trade accounts receivable

Trade accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful trade accounts receivable was $nil at both December 31, 2011 and 2010.

Other receivables
Other receivables are presented net of allowances for doubtful accounts. No allowance for doubtful accounts was made by the Company as at December 31, 2011 and 2010.

12.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	2011	2010
Cost	1,062,295	811,740
Accumulated depreciation	165,465	116,229
Vessels and equipment, net	896,830	695,511

During 2011, the Company took delivery of four newbuilding drybulk carriers at an aggregate cost of $123.5 million and the jack-up drilling rig Soehanah at a cost of $151.6 million. During 2010, the Company took delivery of two drybulk carriers, one of which was a newbuilding, and a newbuilding container vessel, at an aggregate cost of $103.2 million.

Depreciation expense was $49.9 million, $34.2 million and $30.2 million for the years ended December 31, 2011, 2010, and 2009, respectively.

13.	NEWBUILDINGS

The carrying value of newbuildings represents the accumulated costs which the Company has paid in purchase installments and other capital expenditures, together with capitalized loan interest. Interest capitalized in the cost of newbuildings amounted to $0.4 million in 2011 (2010: $0.3 million; 2009: $0.6 million).

At December 31, 2011, there were 10 (2010: 10) newbuilding contracts with accumulated costs of $123.8 million (2010: $90.6 million). During 2011, four drybulk carriers were delivered and contracts for the construction of four container vessels were agreed.

14.	INVESTMENTS IN DIRECT FINANCING AND SALES-TYPE LEASES

Most of the Company's double-hull VLCCs, Suezmaxes and OBOs are chartered to Frontline Shipping Limited ("Frontline Shipping") and Frontline Shipping II Limited ("Frontline Shipping II") on long-term, fixed rate time charters which extend for various periods depending on the age of the vessels, ranging from approximately three to 15 years. Frontline Shipping and Frontline Shipping II are subsidiaries of Frontline, a related party, and the terms of the charters do not provide them with an option to terminate the charter before the end of its term.

Two of the Company's offshore supply vessels are chartered on long-term bareboat charters to DESS Cyprus Limited, a wholly owned subsidiary of Deep Sea Supply Plc. ("Deep Sea"), a related party. The terms of the charters provide the charterer with various call options to acquire the vessels at certain dates throughout the charters, which expire in 2020.

As of December 31, 2011, 30 of the Company's assets were accounted for as direct financing leases, all of which are leased to related parties. In addition, two of the Company's Suezmax tankers leased to non-related parties, Glorycrown and Everbright, were accounted for as sales-type leases.

The following lists the components of the investments in direct financing and sales-type leases as at December 31, 2011, of which Glorycrown and Everbright accounted for $99.2 million:

(in thousands of $)	2011	2010
Total minimum lease payments to be received	2,181,586	2,779,907
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(629,397)	(726,751)
Net minimum lease payments receivable	1,552,189	2,053,156
Estimated residual values of leased property (un-guaranteed)	352,328	370,379
Less: unearned income	(503,921)	(770,417)
	1,400,596	1,653,118
Less: deferred deemed equity contribution	(164,471)	(180,890)
Less: unamortized gains	(16,065)	(16,947)
Total investment in direct financing and sales-type leases	1,220,060	1,455,281

Current portion	60,160	103,976
Long-term portion	1,159,900	1,351,305
	1,220,060	1,455,281

The minimum future gross revenues to be received under the Company's non-cancellable direct financing and sales-type leases as of December 31, 2011, are as follows:

(in thousands of $) Year ending December 31
2012	191,833
2013	187,952
2014	186,533
2015	215,338
2016	250,816
Thereafter	1,149,114
Total minimum lease revenues	2,181,586

On December 30, 2011, amendments were made to the charter agreements with Frontline Shipping and Frontline Shipping II, which relate to 28 vessels accounted for as direct financing leases. The amendments, which are presented in more detail in Note 21 "Related party transactions", resulted in a reduction in minimum lease payments to be received from January 1, 2012, onwards and this reduction is reflected in the above position as at December 31, 2011. Under the provisions of ASC Topic 840 "Leases", the modifications to the lease agreements do not constitute new leases.

15.	INVESTMENT IN ASSOCIATED COMPANIES

The Company has certain wholly-owned subsidiaries which are accounted for using the equity method, as it has been determined under ASC 810 that they are variable interest entities in which Ship Finance is not the primary beneficiary.

At December 31, 2011 and 2010, the Company had the following participation in investments that are recorded using the equity method:

	2011	2010
SFL West Polaris Limited ("SFL West Polaris")	100.00%	100.00%
SFL Deepwater Ltd ("SFL Deepwater")	100.00%	100.00%
Rig Finance II Limited ("Rig Finance II")	-	100.00%
Bluelot Shipping Company Limited ("Bluelot")	100.00%	-
SFL Corte Real Limited ("Corte Real")	100.00%	-

The determination that Ship Finance is not the primary beneficiary of SFL West Polaris Limited ("SFL West Polaris"), SFL Deepwater Ltd. ("SFL Deepwater") and Rig Finance II Limited ("Rig Finance II") is due to these subsidiaries each owning assets on which the underlying leases include both fixed price call options and fixed price put options or purchase obligations. The determination that Ship Finance is not the primary beneficiary of Bluelot Shipping Company Limited ("Bluelot") and SFL Corte Real Limited ("Corte Real") is due to these subsidiaries, which do not own vessels, each having been incorporated specifically to participate in a tripartite lease agreement, which can be effectively terminated by one of the other parties – see below.

SFL West Polaris is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding an ultra deepwater drillship and leasing that vessel to Seadrill Polaris Ltd. ("Seadrill Polaris"), fully guaranteed by its parent company Seadrill Limited ("Seadrill"), a related party.  In July 2008, SFL West Polaris entered into a $700 million term loan facility and at December 31, 2011, the balance outstanding under this facility was $470.2 million. The Company guaranteed $80.0 million of this debt at December 31, 2011. The vessel is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, SFL West Polaris has a put option to sell the vessel to Seadrill Polaris at a fixed price at the end of the charter, which expires in 2023. Because the main asset of SFL West Polaris is the subject of a lease which includes both fixed price call options and a fixed price put option, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary.

SFL Deepwater is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding two ultra deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. and Seadrill Offshore AS, fully guaranteed by their parent company Seadrill. In September 2008, SFL Deepwater entered into a $1,400 million term loan facility and at December 31, 2011, the balance outstanding under this facility was $938.9 million. The Company guarantees $200.0 million of this debt. The rigs are chartered on a bareboat basis and the terms of the charter provide each of the charterers with various call options to acquire the rigs at certain dates throughout the charter. In addition, there is an obligation for each of the charterers to purchase the respective rigs at fixed prices at the end of the charters, which expire in 2023. Because the two main assets of SFL Deepwater are the subject of leases which includes both fixed price call options and fixed price purchase obligations, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary.

Rig Finance II was a 100% owned subsidiary of Ship Finance, incorporated in 2007 for the purpose of holding a jack-up drilling rig and leasing that rig to Seadrill Prospero Limited, fully guaranteed by its parent company Seadrill. The rig was chartered on a bareboat basis and the terms of the charter initially provided the charterer with various call options to acquire the rig at certain dates throughout the charter. On December 31, 2010, the terms of the charter were amended to provide the charterer with two additional call options in exchange for Rig Finance II receiving a put option at the end of the charter. Prior to the charter amendment, Rig Finance II was fully consolidated by the Company on the basis that it was a variable interest entity in which the Company was the primary beneficiary. The charter amendment resulted in the Company no longer being the primary beneficiary of Rig Finance II, which accordingly under ASC 810 was accounted for using the equity method with effect from December 31, 2010.  In May 2011, the charterer advised the Company of its intention to exercise its option to acquire the rig at the option price of $133.1 million, and the transaction was effected in June 2011 as a sale of Rig Finance II. The Company recorded a gain of $4.1 million on the sale, which is recorded as "Gain on sale of investment in associated company". The acquisition of the rig in 2007 was partly financed by a $170 million term loan facility entered into by Rig Finance II, of which $20 million was guaranteed by Ship Finance. The Company has agreed to continue to provide this $20 million guarantee until the loan facility is fully repaid by Rig Finance II, against a guarantee fee receivable from Seadrill and with full indemnification by Seadrill.

Bluelot and Corte Real are 100% owned subsidiaries of Ship Finance, each incorporated in 2010 for the purpose of leasing in a 13,800 twenty-foot equivalent units ("TEU") container vessel on a bareboat charter basis, respectively the CMA CGM Magellan and the CMA CGM Corte Real, and leasing the vessel out on a time-charter basis to CMA CGM.  The vessels are owned by unrelated third party entities, formed specially to acquire them from CMA CGM. The vessels, each of which cost its owner $171 million, were financed by a consortium of lenders through a French tax lease structure, including investment loans from Ship Finance of $25 million per vessel, which carry a fixed rate of interest and are shown under "Loans to others, long-term", and senior secured loan financing of $60 million per vessel provided by financial institutions. Ship Finance has provided a guarantee for the senior secured loan relating to one of the vessels, which is secured by a first priority mortgage. Although the owners of the vessels and CMA CGM are not related parties, the charter agreements are linked and designed to provided Bluelot and Corte Real with predetermined net income. At the end of their 15 year lease terms, CMA CGM has fixed price options to buy the vessels from Bluelot and Corte Real, who in turn have options to buy the vessels at the same prices from the vessel owners. In addition, CMA CGM has options to acquire each of the vessel-owning entities for $2.6 million on January 1, 2015, 2016, 2017 or 2018, while Bluelot and Corte Real have options to acquire the vessel-owning entities on January 1, 2018, if CMA CGM has not exercised its options. If an option to acquire a vessel-owning entity is exercised, the provisions and obligations of the corresponding financing and lease agreements will no longer be applied. Because CMA CGM has options to acquire the vessel-owning entities and effectively terminate the agreements, it has been determined that Bluelot and Corte Real are variable interest entities in which Ship Finance is not the primary beneficiary.

In addition to the above wholly-owned subsidiaries, prior to December 31, 2010, the 100% owned subsidiary Front Shadow Inc. ("Front Shadow") was also accounted for using the equity method. Front Shadow was incorporated in 2006 for the purpose of holding a Panamax drybulk carrier and leasing that vessel to Golden Ocean Group Limited ("Golden Ocean"), a related party. In December 2010, the lease with Golden Ocean was terminated and the vessel was sold at Golden Ocean's purchase option price of $21.5 million. Upon the sale of its vessel, Front Shadow ceased to be a variable interest entity accounted for using the equity method, and since then has been fully consolidated by the Company. Although Front Shadow was not an equity method investee at December 31, 2010 and 2011, its earnings in the years ended December 31, 2009 and 2010, are included in "Equity in earnings of associated companies".

Summarized balance sheet information of the Company's equity method investees is as follows:

	As of December 31, 2011
(in thousands of $)	TOTAL	Bluelot	Corte Real	Rig Finance II	SFL West Polaris	SFL Deepwater
Current assets (1)	225,958	1,751	1,690	-	86,641	135,876
Non-current assets	1,663,530	-	-	-	535,967	1,127,563
Current liabilities	201,355	20	4	-	77,282	124,049
Non-current liabilities (2)	1,518,295	-	-	-	494,224	1,024,071

	As of December 31, 2010
(in thousands of $)	TOTAL	Bluelot	Corte Real	Rig Finance II	SFL West Polaris	SFL Deepwater
Current assets (1)	297,578	-	-	38,447	89,612	169,519
Non-current assets	1,996,461	-	-	125,397	612,878	1,258,186
Current liabilities	258,217	-	-	9,248	80,451	168,518
Non-current liabilities (2)	1,871,458	-	-	91,910	600,082	1,179,466

(1)
Bluelot and Corte Real current assets at December 31, 2011, include $1.7 million (2010: $nil) and $1.7 million (2010: $nil) due from Ship Finance, respectively. Rig Finance II current assets at December 31, 2010, include $30.7 million (2011: $nil) due from Ship Finance – see Note 21 "Related party transactions".

(2)
SFL West Polaris and SFL Deepwater non-current liabilities at December 31, 2011, include $84.6 million (2010: $101.4 million) and $189.6 million (2010: $224.2 million) due to Ship Finance – see Note 21.

Summarized statement of operations information of the Company's equity method investees is shown below.

	Year ended December 31, 2011
(in thousands of $)	TOTAL	Bluelot	Corte Real	Rig Finance II	SFL West Polaris	SFL Deepwater
Operating revenues	155,514	14,499	14,108	3,550	46,771	76,586
Net operating revenues	130,311	1,731	1,686	3,544	46,767	76,583
Net income (3)	50,902	1,731	1,686	2,818	12,806	31,861

	Year ended December 31, 2010
(in thousands of $)	TOTAL	Bluelot and Corte Real	Front Shadow	Rig Finance II	SFL West Polaris	SFL Deepwater
Operating revenues	137,344	-	899	-	52,318	84,127
Net operating revenues	137,149	-	749	-	52,316	84,084
Net income (3)	50,413	-	548	-	14,569	35,296

	Year ended December 31, 2009
(in thousands of $)	TOTAL	Bluelot and Corte Real	Front Shadow	Rig Finance II	SFL West Polaris	SFL Deepwater
Operating revenues	150,473	-	1,109	-	57,547	91,817
Net operating revenues	150,230	-	1,096	-	57,442	91,692
Net income (3)	75,629	-	864	-	22,476	52,289

(3)
The net income of SFL West Polaris and SFL Deepwater in the year ended December 31, 2011, includes interest payable to Ship Finance amounting to $6.5 million (2010: $6.5 million; 2009: $nil) and $13.1 million (2010: $13.1 million; 2009: $nil), respectively - see Note 21.

16.           ACCRUED EXPENSES

(in thousands of $)	2011	2010
Ship operating expenses	1,013	537
Administrative expenses	697	704
Interest expense	7,660	5,272
	9,370	6,513

17.	LONG-TERM DEBT

(in thousands of $)	2011	2010
Long-term debt:
8.5% Senior Notes due 2013	274,209	296,074
Norwegian kroner 500 million senior unsecured floating rate bonds due 2014	74,583	78,955
3.75% senior unsecured convertible bonds due 2016	125,000	-
U.S. dollar denominated floating rate debt (LIBOR plus margin) due through 2021	1,436,672	1,547,825
	1,910,464	1,922,854
Less: current portion of long-term debt	(150,342)	(162,785)
	1,760,122	1,760,069

The outstanding debt as of December 31, 2011, is repayable as follows:

(in thousands of $) Year ending December 31
2012	150,342
2013	506,158
2014	306,329
2015	367,983
2016	178,411
Thereafter	401,241
Total debt	1,910,464

The weighted average interest rate for floating rate debt denominated in U.S. dollars and Norwegian kroner ("NOK") as at December 31, 2011, was 4.51% per annum (2010: 4.13%). These rates take into consideration the effect of related interest rate swaps. At December 31, 2011, the three month dollar LIBOR rate was 0.581% (2010: 0.303%) and the three month Norwegian kroner NIBOR rate was 2.89% (2010: 2.62%).

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

In 2004, 2005 and 2006, the Company bought back and cancelled notes with an aggregate principal amount of $130.9 million. No notes were bought in 2007 and 2008.  In 2009, 2010 and 2011 the Company purchased notes with principal amounts totalling $148.0 million, $5.0 million and $21.9 million, respectively, which are being held as treasury notes and against which certain borrowings are secured (see below). Gains of $20.6 million and $0.5 million were recorded on the purchases in 2009 and 2011, respectively, and a loss of $13,000 was recorded on the purchases in 2010. The net amount outstanding at December 31, 2011, was $274.2 million (2010: $296.1 million).

NOK500 million senior unsecured bonds due 2014

On October 7, 2010, the Company issued a senior unsecured bond loan totaling NOK500.0 million in the Norwegian credit markets. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on April 7, 2014.  The bonds may, in their entirety, be redeemed at the Company's option from October 7, 2013, until April 6, 2014, upon giving bondholders at least 30 days notice and paying 100.50% of par value plus accrued interest. Subsequent to their issue, the Company purchased bonds with principal amounts totaling NOK40.5 million in 2010 and NOK13.0 million in 2011, which are being held as treasury bonds. The net amount outstanding at December 31, 2011, was NOK446.5 million, equivalent to $74.6 million (2010: NOK459.5 million, equivalent to $79.0 million).

3.75% senior unsecured convertible bonds due 2016

On February 8, 2011, the Company issued a senior unsecured convertible bond loan totaling $125 million. Interest on the bonds is fixed at 3.75% per annum and is payable in cash semi-annually in arrears on February 10 and August 10. The bonds are convertible into Ship Finance International Limited common shares at any time up to 10 banking days prior to February 10, 2016. The conversion price at the time of issue was $27.05 per share, representing a 35% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $23.94. The Company has the right to call the bonds after March 3, 2014, if the value of the shares underlying each bond exceeds, for a specified period of time, 130% of the principal amount of the bond.

$350 million combined senior and junior secured term loan facility

In June 2005, the Company entered into a combined $350 million senior and junior secured term loan facility with a syndicate of banks, for the purpose of partly funding the acquisition of five VLCCs. The facility bears interest at LIBOR plus a margin for the senior loan and LIBOR plus a different margin for the junior loan. The facility matures in June 2012 and a $167 million secured term loan and revolving credit facility agreement has been entered into to refinance the facility at maturity, as further described below. The net amount outstanding at December 31, 2011, was $144.1 million (2010: $200.7 million).

$210 million secured term loan facility

In April 2006, five wholly-owned subsidiaries of the Company entered into a $210 million secured term loan facility with a syndicate of banks to partly fund the acquisition of five new container vessels.  The Company has not provided a corporate guarantee for this facility. The facility bears interest at LIBOR plus a margin and has a term of 12 years from the date of drawdown for each vessel. The net amount outstanding at December 31, 2011, was $175.0 million (2010: $183.1 million).

$149 million secured term loan facility

In August 2007, five wholly-owned subsidiaries of the Company entered into a $149 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of five new offshore supply vessels. One of the vessels was sold in January 2008 and the loan facility now relates to the remaining four vessels. The Company has provided a limited corporate guarantee for this facility. The facility bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2011, was $90.8 million (2010: $99.3 million).

$77 million secured term loan facility

In January 2008, two wholly-owned subsidiaries of the Company entered into a $77 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of two offshore supply vessels. The Company has provided a limited corporate guarantee for this facility. The facility bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2011, was $51.9 million (2010: $58.3 million).

$30 million secured revolving credit facility

In February 2008, a wholly-owned subsidiary of the Company entered into a $30 million secured revolving credit facility with a bank.  The proceeds of the facility were used to partly fund the acquisition of the container vessel SFL Europa. The facility bears interest at LIBOR plus a margin and has a term of seven years.  At December 31, 2011, the available amount under the facility was fully drawn. The net amount outstanding at December 31, 2011, was $9.0 million (2010: $11.0 million).

$49 million secured term loan and revolving credit facility

In March 2008, two wholly-owned subsidiaries of the Company entered into a $49 million secured term loan facility with a bank.  The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers. The Company has provided a limited corporate guarantee for this facility. The facility bears interest at LIBOR plus a margin and has a term of ten years. In June 2011, the terms of the facility were amended such that part of the loan was transformed into a revolving credit facility. At December 31, 2011, the available amount under the facility was fully drawn. The net amount outstanding at December 31, 2011, was $33.3 million (2010: $44.5 million).

$58 million secured revolving credit facility

In September 2008, two wholly-owned subsidiaries of the Company entered into a $58 million secured revolving credit facility with a syndicate of banks.  The proceeds of the facility were secured against two containerships, Asian Ace and Green Ace. The facility bears interest at LIBOR plus a margin and has a term of five years.  At December 31, 2011, the available amount under the facility was fully drawn. The net amount outstanding at December 31, 2011, was $33.6 million (2010: $33.6 million).

$60 million secured term loan facility

In June 2009, a wholly-owned subsidiary of the Company entered into a $60 million secured term loan facility with a bank.  The proceeds of the facility were used to partly fund the purchase of 8.5% Senior Notes issued by the Company, which are being held as treasury notes and against which the facility is secured. The facility bears interest at LIBOR plus a margin and matures in January 2013. The net amount outstanding at December 31, 2011, was $46.5 million (2010: $51.9 million).

$30 million secured term loan facility

In June 2009, a wholly-owned subsidiary of the Company entered into a $30 million secured term loan facility with a bank.  The proceeds of the facility were used to partly fund the purchase of 8.5% Senior Notes issued by the Company, which are being held as treasury notes and against which the facility is secured. The facility bears interest at LIBOR plus a margin and matures in January 2013. The net amount outstanding at December 31, 2011, was $23.5 million (2010: $26.1 million).

$43 million secured term loan facility

In February 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, secured against the Suezmax tanker Glorycrown.  The facility bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at December 31, 2011, was $37.6 million (2010: $40.5 million).

$725 million secured term loan and revolving credit facility

In March 2010, the Company entered into a $725 million secured term loan and revolving credit facility with a syndicate of banks, secured against 26 vessels chartered to Frontline. Three of the vessels were sold in 2011, and the facility is now secured against the remaining 23 vessels. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years. At December 31, 2011, the available amount under the facility was fully drawn. The net amount outstanding at December 31, 2011, was $439.8 million (2010: $679.7 million).

$43 million secured term loan facility

In March 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, secured against the Suezmax tanker Everbright.  The facility bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at December 31, 2011, was $37.6 million (2010: $40.5 million).

$25 million secured revolving credit facility

In September 2010, the Company entered into a $25 million secured revolving credit facility with a bank, secured against five non-double hull VLCCs. Two of the vessels were sold in 2011, and at December 31, 2011, the facility was secured against the remaining three vessels. The facility bears interest at LIBOR plus a margin and has a term of two years. At December 31, 2011, the available amount under the facility was fully drawn. The net amount outstanding at December 31, 2011, was $15.0 million (2010: $25.0 million).

$54 million secured term loan facility

In November 2010, two wholly-owned subsidiaries of the Company entered into a $53.7 million secured term loan facility with a bank, secured against the newly acquired Supramax drybulk carriers SFL Hudson and SFL Yukon. The Company has provided a limited corporate guarantee for this facility. The facility bears interest at LIBOR plus a margin and has a term of eight years. The net amount outstanding at December 31, 2011, was $49.8 million (2010: $53.7 million).

$95 million secured term loan and revolving credit facility

In February 2011, a wholly-owned subsidiary of the Company entered into a $95 million secured term loan and revolving credit facility with a bank, secured against the jack-up drilling rig Soehanah. The facility bears interest at LIBOR plus a margin and has a term of seven years.  At December 31, 2011, the available amount under the facility was fully drawn. The net amount outstanding at December 31, 2011, was $87.5 million (2010: $nil).

$75 million secured term loan facility

In March 2011, three wholly-owned subsidiaries of the Company entered into a $75.4 million secured term loan facility with a bank, secured against three newbuilding Supramax drybulk carriers, two of which were delivered in 2011. The facility bears interest at LIBOR plus a margin and has a term of approximately eight years. The Company has provided a limited corporate guarantee for this facility. At December 31, 2011, $9.1 million of the facility was undrawn, relating to the final yard installment on the vessel not yet delivered. The net amount outstanding at December 31, 2011, was $64.7 million (2010: $nil).

$171 million secured term loan facility

In May 2011, eight wholly-owned subsidiaries of the Company entered into a $171.0 million secured loan facility with a syndicate of banks. The facility is a Chinese export credit and is supported by China Export & Credit Insurance Corporation, or SINOSURE, which was provided an insurance policy in favor of the banks for part of the outstanding loan. The facility is secured against the newbuilding container vessel SFL Avon, delivered in 2010, and seven newbuilding Handysize drybulk carriers, two of which were delivered in 2011. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel.  At December 31, 2011, $71.6 million of the facility was undrawn, relating to the vessels not yet delivered. The net amount outstanding at December 31, 2011, was $96.8 million (2010: $nil).

$55 million secured securities financing agreement

In June 2011, the Company entered into a $55 million securities financing agreement with a bank. The facility may be used to fund up to 50% of the acquisition cost of securities we may acquire from time to time. The facility bears interest at LIBOR plus a margin and will be secured against the relevant securities. The facility had not been utilized as at December 31, 2011.

$167 million secured term loan and revolving credit facility

In July 2011, the Company entered into a $166.8 million secured term loan and revolving credit facility agreement with a syndicate of banks. The proceeds of the facility will be used to refinance the $350 million senior and junior secured term loan facility maturing in June 2012. The facility bears interest at LIBOR plus a margin, has a term of six years from drawdown, and is secured against certain vessels.The facility had not been utilized as at December 31, 2011.

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of December 31, 2011, the Company is in compliance with all of the covenants under its long-term debt facilities.

18.	OTHER LONG-TERM LIABILITIES

The Company's six offshore supply vessels were acquired from Deep Sea and were chartered back to Deep Sea under bareboat charter agreements. As part of the purchase consideration, the Company received seller's credits totaling $37.0 million which are being recognized as additional bareboat revenues over the period of the charters. The $24.3 million (2010: $27.4 million) unamortized balance of the seller's credits is included in "Other long-term liabilities", together with the $0.6 million unamortized fair value of the financial guarantee given to the providers of loan finance to Rig Finance II (2010: $nil) – see Note 15 "Investment in associated companies".

19.	SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	2011	2010
125,000,000 common shares of $1.00 par value each	125,000	125,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	2011	2010
79,125,000 common shares of $1.00 par value each (2010: 79,125,000 shares)	79,125	79,125

The Company's common shares are listed on the New York Stock Exchange. No new shares were issued in the years ended December 31, 2011 and 2010.

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

The Company has accounted for the acquisition of vessels from Frontline at Frontline's historical carrying value.  The difference between the historical carrying values and the net investment in the leases has been recorded as a deferred deemed equity contribution, which is presented as a reduction in net investment in direct financing leases in the balance sheet.  This accounting treatment arises from the related party nature of both the initial transfer of the vessels and the subsequent leases.  The deferred deemed equity contribution is amortized to contributed surplus over the life of the lease arrangements, as lease payments are applied to the principal balance of the lease receivable. In the year ended December 31, 2011, the Company has credited contributed surplus with $16.2 million of such deemed equity contributions (2010: $25.6 million).

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

The following summarizes share option transactions related to the Option Scheme in 2011, 2010 and 2009:

	2011		2010		2009
	Options	Weighted average exercise price $	Options	Weighted average exercise price $	Options	Weighted average exercise price $
Options outstanding at beginning of year	617,000	10.14	770,000	14.84	555,000	24.18
Cancelled	-	-	-	-	(355,000)	21.91
Granted	213,500	20.13	97,000	18.19	570,000	10.91
Exercised	-	-	(26,334)	10.38	-	-
Forfeited	-	-	(223,666)	26.69	-	-
Options outstanding at end of year	830,500	11.25	617,000	10.14	770,000	14.84
Exercisable at end of year	434,006	7.94	280,005	8.87	133,333	27.64

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

The fair values of options granted or modified are estimated on the date of the grant or modification using the Black-Scholes-Merton option valuation model. The weighted average assumptions used to calculate the fair values of new options granted in 2011, 2010 and 2009 and of the options modified in 2009 are as follows:

	New options granted in year ended December 31			Options modified in
	2011	2010	2009	2009
	(at grant date)	(at grant date)	(at grant date)	(at modification date)
Risk free interest rate	1.13%	1.32%	1.42%	1.41%
Expected volatility	65.6%	65.6%	64.3%	63.5%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Expected life of options	3.5 years	3.5 years	3.5 years	3.5 years

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

The weighted average grant-date fair value of new options granted during 2011 is $9.50 per share (2010: $8.37 per share; 2009: $5.63 per share). Of the options granted in 2009, 75,000 were new options granted and 495,000 were options granted to replace 355,000 options previously granted. The weighted average modification-date fair value of these replacement options granted in 2009 was $2.56 per share (2011: $nil; 2010: $nil).

The total intrinsic value of options exercised in 2010 was $0.2 million on the day of exercise. The intrinsic value of options fully vested but not exercised at December 31, 2011, is $0.8 million and their average remaining term is 2.6 years.

As of December 31, 2011, there was $1.3 million in unrecognized compensation costs related to non-vested options granted under the Option Scheme (2010: $0.8 million). This cost will be recognized over the remaining vesting periods, which average 1.0 years.

21.	RELATED PARTY TRANSACTIONS

The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the New York Stock Exchange in June 2004. A significant proportion of the Company's business continues to be transacted with Frontline and the Frontline Charterers (collectively Frontline Shipping, Frontline Shipping II and Frontline Shipping III Limited), and the following other related parties, being companies in which our principal shareholders Hemen Holding Ltd. and Farahead Investment Inc. (hereafter jointly referred to as "Hemen") and companies associated with Hemen have a significant interest:

–           Seadrill
–           Golden Ocean
–           Deep Sea
–           Golar LNG Limited ("Golar")

The Consolidated Balance Sheets include the following amounts due from and to related parties, excluding direct financing lease balances (see Note 14):

(in thousands of $)	2011	2010
Amounts due from:
Frontline Charterers	8,356	31,138
Frontline Ltd	1,206	1,091
Deep Sea	-	512
Seadrill	213	4
Total amount due from related parties	9,775	32,745

Loans to related parties - associated companies, long-term
SFL West Polaris	84,621	101,433
SFL Deepwater	189,563	224,179
Total loans to related parties - associated companies, long-term	274,184	325,612

Amounts due to:
Rig Finance II	-	30,659
Frontline Management	944	2,001
Bluelot	1,731	-
Corte Real	1,686	-
Other related parties	60	156
Total amount due to related parties	4,421	32,816

SFL West Polaris, SFL Deepwater, Bluelot and Corte Real are wholly-owned subsidiaries which are not fully consolidated but are accounted for under the equity method as at December 31, 2011 (see Note 15). Rig Finance II was sold in June 2011, prior to which it also was a wholly-owned subsidiary accounted for under the equity method. The amounts due to Bluelot, Corte Real and Rig Finance II are the balances on the current accounts between those companies and Ship Finance. As described below in "Related party loans", at December 31, 2011 and 2010, the long-term loans from Ship Finance to SFL West Polaris and SFL Deepwater are presented net of their respective current accounts.

Related party leasing and service contracts

As at December 31, 2011, 28 of the Company's vessels which were leased to the Frontline Charterers and two of its offshore supply vessels which were leased to a subsidiary of Deep Sea  have been recorded as direct financing leases. Prior to December 31, 2010, the Company also fully consolidated Rig Finance II (see Note 15), which leased a jack-up drilling rig to a subsidiary of Seadrill under a direct financing lease.  In addition, at December 31, 2011, three vessels were leased to the Frontline Charterers and four offshore supply vessels were leased to subsidiaries of Deep Sea under operating leases.

At December 31, 2011, the combined balance of net investments in direct financing leases with the Frontline Charterers and Deep Sea was $1,301.4 million (2010: $1,548.6 million) of which $54.4 million (2010: $98.6 million) represents short-term maturities.

At December 31, 2011, the net book value of assets leased under operating leases to the Frontline Charterers and Deep Sea was $166.3 million (2010: $204.4 million).

A summary of leasing revenues earned from the Frontline Charterers, Seadrill and Deep Sea is as follows:

Payments (in millions of $)	2011	2010	2009
Operating lease income	21.9	22.6	20.4
Direct financing lease interest income	97.8	119.4	147.5
Finance lease service revenue	70.0	76.9	89.0
Direct financing lease repayments	199.5	123.8	153.8

On December 30, 2011, amendments were made to the charter agreements with Frontline Shipping and Frontline Shipping II, which relate to the 28 vessels accounted for as direct financing leases. In terms of the amending agreements, the Company received a compensation payment of $106 million and agreed to a $6,500 per day reduction in the time charter rate of each vessel for the period January 1, 2012, to December 31, 2015. Thereafter, the charter rates revert to the previously agreed daily amounts. The leases have been amended to reflect the compensation payment received and the reduction in future minimum lease payments to be received.

Prior to December 31, 2011, the Frontline Charterers paid the Company profit sharing of 20% of their earnings on a time-charter equivalent basis from their use of the Company's fleet above average threshold charter rates each fiscal year.  During the year ended December 31, 2011, the Company earned and recognized revenue of $0.5 million (2010: $30.6 million; 2009: $33.0 million) under this arrangement. The amendments to the charter agreements made on December 30, 2011, increase the profit sharing percentage to 25% for earnings above those threshold levels, and additionally provide that for the four year period of the temporary reduction in charter rates, the Frontline Charterers will pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day. Of the $106 million compensation payment received, $50 million represents a non-refundable advance relating to the 25% profit sharing agreement.

In the event that vessels on charter to the Frontline Charterers are agreed to be sold, the Company may either pay or receive compensation for the termination of the lease. In February 2011 and March 2011 the single-hull VLCCs Ticen Sun (ex Front Highness) and Front Ace were sold and their leases cancelled, with agreed termination fees payable of $3.3 million and $2.6 million, respectively. In April 2011, May 2011 and October 2011 the OBOs Front Leader, Front Breaker and Front Striver were sold and their leases cancelled, with agreed termination fees receivable of $7.7 million, $6.6 million and $8.1 million, respectively.

As at December 31, 2011, the Company was owed a total of $8.4 million (2010: $31.1 million) by the Frontline Charterers in respect of leasing contracts and profit share.

At December 31, 2011, the Company was owed $1.2 million (2010: $1.1 million) by Frontline in respect of various items.

The vessels leased to the Frontline Charterers are on time charter terms and for each such vessel the Company pays a management fee of $6,500 per day to Frontline Management (Bermuda) Ltd. ("Frontline Management"), a wholly owned subsidiary of Frontline. An exception to this arrangement is for any vessel leased to the Frontline Charterers which is sub-chartered on a bareboat basis, for which there is no management fee payable for the duration of the bareboat sub-charter. In the year ended December 31, 2011, the Company also had two container vessels and six drybulk carriers operating on time charter, for which the supervision of the technical management was sub-contracted to Frontline Management. In the year ended December 31, 2011, management fees payable to Frontline Management amounted to $71.1 million (2010: $78.3 million; 2009: $89.0 million).

In the year ended December 31, 2011, the Company had two container vessels and six drybulk carriers operating on time charter, for which part of the operating management was sub-contracted to Golden Ocean. In the year ended December 31, 2011, management fees payable to Golden Ocean amounted to approximately $207,000 (2010: $20,000; 2009: $nil). Management fees are classified as ship operating expenses in the consolidated statements of operations.

We pay a commission of 1% to Frontline Management in respect of all payments received in respect of the five-year sales-type leases on the Suezmax tankers Glorycrown and Everbright.  In 2011 we paid $0.1 million to Frontline Management pursuant to this arrangement (2010: $0.5 million; 2009: $0.4 million).

The Company also paid $0.5 million in 2011 (2010: $0.4 million, 2009: $0.4 million) to Frontline Management for the provision of management and administrative services.

We pay fees to Frontline Management for the management supervision of some of our newbuildings, which in 2011 amounted to $3.1 million (2010: $1.9 million, 2009: $0.8 million).

The Company paid $503,000 in 2011 (2010: $331,000; 2009: $298,000) to Frontline Management AS for the provision of office facilities in Oslo.

As at December 31, 2011, the Company owes Frontline Management and Frontline Management AS a combined total of $0.9 million (2010: $2.0 million) for various items, including newbuilding supervision fees, technical supervision fees and office costs.

The Company paid $115,000 in 2011 (2010: $161,000; 2009: $208,000) to Golar Management UK Limited, a subsidiary of Golar, for the provision of office facilities in London. At December 31, 2011, the Company owed Golar Management UK Limited $53,000 (2010: $122,000), which is included in amounts due to other related parties.

The Company paid $40,000 in 2011 (2010: $19,000; 2009: $17,000) to Seadrill Management (S) Pte Ltd, a subsidiary of Seadrill, for the provision of office facilities in Singapore.

Related party loans – associated companies

In 2010, Ship Finance entered into agreements with SFL West Polaris and SFL Deepwater granting fixed interest loans to them of $145.0 million and $290.0 million, respectively. These loans are repayable in full on July 11, 2023, and October 1, 2023, respectively, or earlier if the companies sell their drilling units. Ship Finance is entitled to take excess cash from these companies, and such amounts are recorded within their current accounts with Ship Finance. The loan agreements specify that the balance on the current accounts will have no interest applied and will be settled by offset against the eventual repayments of the fixed interest loans. In the year ended December 31, 2011, the Company received interest income on these loans of $6.5 million from SFL West Polaris (2010: $6.5 million; 2009: $nil) and $13.1 million from SFL Deepwater (2010: $13.1 million; 2009: $nil), totaling $19.6 million.

Related party purchases and sales of vessels – 2011

In June 2011, a subsidiary of Seadrill, to which the jack-up drilling rig West Prospero was chartered, exercised its option to purchase the rig at the fixed option price of $133.1 million. The rig was owned by Rig Finance II, a wholly-owned subsidiary of the Company accounted for using the equity method. The transaction was effected as a sale of Rig Finance II and a gain of $4.1 million was recorded on the sale (see Note 15).

Related party purchases and sales of vessels – 2010

In February 2010, the Company sold the VLCC Front Vista to a subsidiary of Frontline for $58.5 million, including compensation of approximately $0.4 million receivable from Frontline for the early termination of the related charter.

In December 2010, the charter of the Panamax drybulk carrier Golden Shadow to Golden Ocean was terminated and the vessel sold at Golden Ocean's purchase option price of approximately $21.5 million. The vessel had been owned and leased by Front Shadow Inc, a wholly owned subsidiary of the Company accounted for under the equity method (see Note 15).

Related party purchases and sales of vessels – 2009

In July 2009, a subsidiary of Seadrill, to which the jack-up drilling rig West Ceres was chartered, exercised its option to purchase the rig from the Company at the fixed option price of $135.2 million.

22.	FINANCIAL INSTRUMENTS

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates and exchange rates.  The Company has a portfolio of swaps which swap floating rate interest to fixed rate, and which also fix the Norwegian kroner to US dollar exchange rate applicable to the interest payable and principal repayment on the NOK bonds due 2014. From a financial perspective these swaps hedge interest rate and exchange rate exposure. The counterparties to such contracts are Nordea Bank Finland Plc, HSH Nordbank AG, ABN AMRO Bank N.V., BNP Paribas, Bank of Scotland plc, NIBC Bank N.V., Scotiabank Europe Plc, DNB Bank ASA, Skandinaviska Enskilda Banken AB (publ), ING Bank N.V., Lloyds TSB Bank Plc, Commerzbank AG, The Royal Bank of Scotland plc, Credit Agricole Corporate and Investment Bank, Danske Bank A/S and Swedbank AB (publ). Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote as the counterparties are all banks which have provided the Company with loans to which the swaps relate.

The following table presents the fair values of the Company's derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	2011	2010
Designated derivative instruments -Liabilities:
Interest rate swaps	70,071	53,252
Cross currency interest rate swaps	2,012	-

Non-designated derivative instruments -Liabilities:
Interest rate swaps	1,445	-
Cross currency interest rate swaps	97	-
Swaptions	6,245	4,039
	79,870	57,291

(in thousands of $)	2011	2010
Designated derivative instruments -Assets:
Cross currency interest rate swaps	-	1,894
	-	1,894

Interest rate risk management

The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. At December 31, 2011, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR or NIBOR, as summarized below. The summary includes all swap transactions, which are all hedges against specific loans.

Notional Principal (in thousands of $)	Inception date	Maturity date	Fixed interest rate
$394,210 (reducing to $122,632)	March 2010	March 2015	1.96% - 2.22%
$175,013 (reducing to $98,269)	April 2006	May 2019	5.65%
$90,837(reducing to $86,612)	September 2007	September 2012	4.85%
$51,902 (remaining at $51,902)	January 2008	January 2012	3.69%
$41,772 (reducing to $24,794)	March 2008	August 2018	4.05% - 4.15%
$33,051 (reducing to $32,244)	March 2008	June 2012	1.88%
$49,772 (reducing to $43,394)	April 2011	December 2018	2.13% - 2.80%
$49,597 (reducing to $22,114)	May 2011	January 2019	1.70% - 2.58%
$100,000 (remaining at $100,000)	August 2011	August 2021	2.50% - 2.93%
$84,594 (equivalent to NOK500 million)	October 2010	April 2014	5.32%*

*
This swap relates to the NOK500 million unsecured bonds, and the 5.32% fixed interest rate paid is exchanged for NIBOR plus the margin on the bonds. For the remaining swaps the fixed interest rate paid is exchanged for LIBOR, excluding margin on the underlying loans.

As at December 31, 2011, the total notional principal amount subject to such swap agreements was $1,070.7 million (2010: $1,030.5 million).

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

Fair Values

The carrying value and estimated fair value of the Company's financial assets and liabilities at December 31, 2011, and 2010, are as follows:

(in thousands of $)	2011 Carrying value	2011 Fair value	2010 Carrying value	2010 Fair value
Non-derivatives:
Cash and cash equivalents	94,915	94,915	86,967	86,967
Restricted cash	-	-	5,601	5,601
Available for sale securities	23,324	23,324	-	-
Floating rate NOK bonds due 2014	74,583	63,769	78,955	78,955
8.5% US$ Senior Notes due 2013	274,209	264,269	296,074	300,885
3.75% unsecured convertible bonds due 2016	125,000	84,876	-	-
Derivatives:
Interest rate/ currency swap contracts – long-term receivables	-	-	1,894	1,894
Interest rate/ currency swap contracts – long-term payables	79,870	79,870	57,291	57,291

The above long-term payables relating to interest rate swap contracts at December 31, 2011, include $6.2 million which relates to non-designated options to extend certain interest rate swaps (2010: $4.0 million), with the balance relating to designated hedges.

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

The above fair values of financial assets and liabilities are measured as follows:

		Fair value measurements using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)	December 31, 2011	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash and cash equivalents	94,915	94,915
Available for sale securities	23,324	23,324
Total assets	118,239	118,239	-	-
Liabilities:
Floating rate NOK bonds due 2014	63,769	63,769
8.5% Senior Notes due 2013	264,269	264,269
3.75% unsecured convertible bonds due 2016	84,876	84,876
Interest rate swap contracts – long-term payables	79,870		79,870
Total liabilities	492,784	412,914	79,870	-

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

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value. Available for sale securities are recorded at fair value, being their market value as at December 31, 2011.

The estimated fair values for the 8.5% fixed rate Senior Notes, the floating rate NOK bonds and the 3.75% unsecured convertible bonds are based on the quoted market prices.

The fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR/NIBOR interest rates as at December 31, 2011.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Skandinaviska Enskilda Banken, ABN AMRO, Danske Bank and Nordea. However, the Company believes this risk is remote.

Since the Company was spun-off from Frontline in 2004, Frontline has accounted for a major proportion of our operating revenues. In the year ended December 31, 2011, Frontline accounted for 56% of our operating revenues (2010: 70%, 2009: 72%). There is thus a concentration of revenue risk with Frontline.

23.	COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

2011
Book value of assets pledged under ship mortgages	$2,241 million

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

Following the sale of Rig Finance II to Seadrill (see Note 15), the Company has agreed to continue providing a $20 million guarantee on the entity's term  loan facility until June 2013, or such earlier date as the term loan facility is repaid in full. The guarantee is fully indemnified by Seadrill.

The Company has provided a guarantee for the senior secured loan financing relating to the container vessel chartered-in by SFL Corte Real Limited, which is a wholly-owned subsidiary accounted for using the equity method (see Note 15). At December 31, 2011, the outstanding balance on the loan, which is secured by a first priority mortgage on the vessel, was $56.9 million.

At December 31, 2011, the Company had contractual commitments under newbuilding contracts totaling $275.6 million (2010: $195.5million). There are no other contractual commitments at December 31, 2011.

24.	CONSOLIDATED VARIABLE INTEREST ENTITIES

The Company's consolidated financial statements include 14 variable interest entities, all of which are wholly-owned subsidiaries. These subsidiaries own vessels with existing charters during which related and third parties have fixed price options to purchase the respective vessels, at dates varying from March 2012 to January 2020. It has been determined that the Company is the primary beneficiary of these entities, as none of the purchase options are deemed to be at bargain prices and none of the charters include sales options.

At December 31, 2011, the vessels of two of these entities are accounted for as direct financing leases with a combined carrying value of $92.1 million, unearned lease income of $32.4 million and estimated residual values of $21.7 million. The outstanding loan balances in these two entities total $51.9 million, of which the short-term portion is $6.4 million.

The other 12 fully consolidated variable interest entities each own vessels which are accounted for as operating lease assets, with a total net book value at December 31, 2011, of $537.1 million. The outstanding loan balances in these entities total $386.6 million, of which the short-term portion is $29.4 million.

25.	SUBSEQUENT EVENTS

In January 2012, the Company took delivery of the newbuilding Supramax drybulk carrier SFL Humber and the newbuilding Handysize drybulk carrier SFL Trent, which immediately upon delivery commenced, respectively, ten year and five year time charters to unrelated parties.

In January 2012, the Company purchased NOK5 million principal amount of its own senior unsecured NOK bonds at a discount of 10%.

In February 2012, the Company took delivery of the newbuilding Handysize drybulk carrier Western Australia, which immediately upon delivery commenced a three year time charter to an unrelated party.

On February 17, 2012, the Board of Ship Finance declared a dividend of $0.30 per share which was paid in cash on March 28, 2012.

In March 2012, four subsidiaries entered into a $184 million secured term loan facility agreement with a bank. The proceeds of the facility will be used to partly fund the acquisition of four newbuilding container vessels.

In March 2012, the Company took delivery of the newbuilding Handysize drybulk carrier SFL Kent, which immediately upon delivery commenced a five year time charter to an unrelated party.

In March 2012, the single-hull VLCC Titan Orion was sold to an unrelated party for proceeds of approximately $14.7 million, net of approximately $9.2 million compensation payable to Frontline for the early termination of the charter. A gain of approximately $2.2 million is expected to be recorded in the first quarter of 2012.

In March 2012, an employee of the Company exercised options to acquire 100,000 shares in the Company at the option price of $6.85 per share. The Company issued 100,000 new shares in order to satisfy the exercised options.

In April 2012, the Company agreed to terminate the long-term bareboat charter agreements with Horizon Lines LLC relating to five container vessels. The Company received a termination compensation of $40 million in the form of second lien notes in Horizon Lines LLC and warrants exercisable into ten percent of the common stock in the parent company Horizon Lines, Inc. The original bareboat charter term for each vessel was 12 years, but following the termination of the Horizon Lines charters Ship Finance will employ the vessels in the time-charter market instead. The acquisition of the vessels in 2006 and 2007 was partly financed by a $210 million secured term loan facility, the terms of which were originally linked to the Horizon Lines charters. The terms of the loan agreement have been amended in order to facilitate new chartering arrangements. Although the bank financing of the five vessels continues without recourse to Ship Finance, as part of the amended agreement the Company will now indirectly guarantee that revenues received by the vessel-owning subsidiaries over approximately the next seven years will achieve certain minimum levels for each vessel. This performance guarantee is however limited to US$25 million in aggregate.

SFL Deepwater Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
SFL Deepwater Ltd.

We have audited the accompanying balance sheets of SFL Deepwater Ltd. (the "Company") as of December 31, 2011 and 2010, and the related statements of operations and comprehensive income, changes in stockholders' equity and cash flows for the years ended December 31, 2011, 2010 and 2009. The Company's management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFL Deepwater Ltd. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years ended December 31, 2011, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

/S/ MSPC
Certified Public Accountants and Advisors
A Professional Corporation
New York, New York
April 27, 2012

SFL Deepwater Ltd.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
for the years ended December 31, 2011, 2010 and 2009
(in thousands of $)

	2011	2010	2009
Operating revenues
Direct financing lease interest income - related parties	76,586	84,127	91,817
Total operating revenues	76,586	84,127	91,817

Operating expenses
Administration expenses	3	43	125
Total operating expenses	3	43	125

Net operating income	76,583	84,084	91,692

Non-operating income / (expense)
Interest income	1	5	4
Interest expense - related party, parent company	(13,050)	(13,050)	-
Interest expense - other	(31,597)	(35,667)	(39,237)
Other financial items, net	(76)	(76)	(170)
Net income	31,861	35,296	52,289

Other comprehensive income:
Mark to market adjustment to hedging financial instruments	3,737	(14,584)	4,131
Total comprehensive income	35,598	20,712	56,420

The accompanying notes are an integral part of these consolidated financial statements.

SFL Deepwater Ltd.

BALANCE SHEETS
as of December 31, 2011 and 2010
(in thousands of $)

	2011	2010
ASSETS
Current assets
Cash and cash equivalents	-	3
Due from related parties	15,907	20,254
Investment in direct financing leases, current portion	119,969	149,262
Total current assets	135,876	169,519

Long-term assets
Investment in direct financing leases, long-term portion	1,120,272	1,246,952
Deferred charges	7,291	11,234
Total assets	1,263,439	1,427,705

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt - other	117,042	160,500
Deferred revenue	5,664	6,436
Accrued expenses	1,343	1,582
Total current liabilities	124,049	168,518

Long-term liabilities
Long-term debt - related party, parent company	189,563	224,179
Long-term debt - other	821,875	938,917
Financial instruments (long-term): mark to market valuation	12,633	16,370
Total liabilities	1,148,120	1,347,984
Commitments and contingent liabilities	-	-
Stockholders' equity
Share capital	-	-
Accumulated other comprehensive loss	(12,633)	(16,370)
Retained earnings	127,952	96,091
Total stockholders' equity	115,319	79,721
Total liabilities and stockholders' equity	1,263,439	1,427,705

The accompanying notes are an integral part of these consolidated financial statements.

SFL Deepwater Ltd.

STATEMENTS OF CASH FLOWS
for the years ended December 31, 2011, 2010 and 2009
(in thousands of $)

	2011	2010	2009
Operating activities
Net income	31,861	35,296	52,289
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of deferred charges	3,943	3,943	3,942
Changes in operating assets and liabilities:
Amounts due from/to related party –parent company	-	31,072	(44,696)
Amounts due from/to other related parties	4,347	(446)	(269,470)
Deferred revenue	(772)	-	2,600
Accrued expenses	(239)	(266)	(424)
Net cash provided by (used in) operating activities	39,140	69,599	(255,759)

Investing activities
Repayments from investments in direct financing leases	155,973	152,056	131,808
Net cash provided by investing activities	155,973	152,056	131,808

Financing activities
Contributed surplus repaid to shareholders	-	(290,000)	-
Long term loan (repaid to)/ received from related party - parent company	(34,616)	224,179	-
Proceeds from issuance of long-term debt	-	-	250,000
Repayments of long-term debt	(160,500)	(155,833)	(137,542)
Debt fees paid	-	-	(52)
Net cash (used in) provided by financing activities	(195,116)	(221,654)	112,406

Net change in cash and cash equivalents	(3)	1	(11,545)
Cash and cash equivalents at start of the year	3	2	11,547
Cash and cash equivalents at end of the year	-	3	2

The accompanying notes are an integral part of these consolidated financial statements.

SFL Deepwater Ltd.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2011, 2010 and 2009
(in thousands of $, except number of shares)

	2011	2010	2009
Number of shares outstanding
At beginning of year	100	100	100
Shares issued in year	-	-	-
At end of year	100	100	100

Share capital
At beginning of year	-	-	-
Shares issued in year	-	-	-
At end of year	-	-	-

Contributed surplus
At beginning of year	-	290,000	290,000
Distribution in year	-	(290,000)	-
At end of year	-	-	290,000

Accumulated other comprehensive loss
At beginning of year	(16,370)	(1,786)	(5,918)
Other comprehensive gain / (loss) in year	3,737	(14,584)	4,132
At end of year	(12,633)	(16,370)	(1,786)

Retained earnings
At beginning of year	96,091	60,795	8,506
Net income in year	31,861	35,296	52,289
At end of year	127,952	96,091	60,795
Total Stockholders' Equity	115,319	79,721	349,009

The accompanying notes are an integral part of these consolidated financial statements.

SFL Deepwater Ltd.
Notes to the Financial Statements

1.	GENERAL

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

Any contingent elements of rental income, such as interest rate adjustments, are recognized when the contingent conditions have materialized.

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

Impairment of long-lived assets
The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value.  The review of the carrying value of long-lived assets at December 31, 2011, indicated that none of the Company's asset values are impaired.

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

Derivatives
Interest rate swaps
The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal.  The fair values of the interest rate swap contracts are recognized as assets or liabilities.  When the interest rate swap qualifies for hedge accounting under Accounting Standards Codification ("ASC") Topic 815 "Derivatives and Hedging" ("ASC 815"), and the Company has formally designated the swap instrument as a hedge to the underlying loan, and when the hedge is effective, the changes in the fair value of the swap are recognized in other comprehensive income. Otherwise, changes in fair values are recognized in the statements of operations.

3.	RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs (International Financial Reporting Standards)". In general, ASU 2011-04 clarifies the FASB's intent about the application of existing fair value measurement and disclosure requirements, and for many of these requirements the amendments are not intended to result in any change in the application of ASC Topic 820 ("Fair Value Measurement"). At the same time, there are some amendments that do change particular principles or requirements relating to fair value measurement and disclosure.  ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. Its adoption is not expected to have a material impact on the Company's disclosures or consolidated financial position, results of operations, and cash flows.

In June 2011, the FASB issued ASU 2011-05 "Presentation of Comprehensive Income" in order to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity, and requires entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 is effective for fiscal years beginning after December 15, 2011, although early adoption is permitted. ASU 2011-05 also included the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) in which the components of net income and the components of other comprehensive income are presented. Owing to concerns raised about difficulties in its implementation, this latter requirement has been deferred for further consideration, through the issue by the FASB in December 2011 of ASU 2011-12 "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05".  As permitted, the Company has adopted ASU 2011-05 with effect from the year ended December 31, 2011, the only effect being the presentation of the financial statement "Statements of Operations and Comprehensive Income" presenting both the components of net income, previously presented on the financial statement "Statements of Operations", and the components of other comprehensive income, which were previously disclosed elsewhere.

In December 2011, the FASB issued ASU 2011-11 "Disclosures about Offsetting Assets and Liabilities" in order to standardize the disclosure requirements under US GAAP and IFRS relating to both instruments and transactions eligible for offset in financial statements. ASU 2011-11 is applicable for annual reporting periods beginning on or after January 1, 2013. Its adoption is not expected to have a material impact on the Company's disclosures.

4.	SEGMENT INFORMATION

The Company has only one reportable segment.

5.	TAXATION

Bermuda
Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains.

United States
The Company does not accrue U.S. income taxes as the Company is incorporated in Bermuda and is not engaged in any U.S. trade or business.

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

Interest rate adjustments reduced direct financing lease interest income by $30.4 million in the year ended December 31, 2011 (2010: $35.4 million, 2009: $39.1 million).

7.	INVESTMENTS IN DIRECT FINANCING LEASES

The Company's assets consist of two drilling rigs which are chartered on long term, fixed rate charters to the Seadrill Charterers, both subsidiaries of Seadrill, a related party. The charters extend until 2023 and provide the charterers with various call options to acquire the rigs at certain dates throughout the charters. In addition, at the end of each charter the respective charterer has a non-cancellable obligation to purchase the relevant rig from the Company at a specified fixed price.

The following lists the components of the investments in direct financing leases as of December 31, 2011, presuming that the Seadrill Charterers do not exercise any call options prior to the scheduled end of the charters:

(in thousands of $)	2011	2010
Total minimum lease payments to be received	1,913,865	2,176,773
Less: unearned income	(673,624)	(780,559)
Total investment in direct financing leases	1,240,241	1,396,214

Current portion	119,969	149,262
Long-term portion	1,120,272	1,246,952
	1,240,241	1,396,214

The minimum future gross revenues to be received under the Company's non-cancellable direct financing leases as of December 31, 2011, are as follows, presuming that the Seadrill Charterers do not exercise any call options prior to the scheduled end of the charters:

(in thousands of $) Year ending December 31
2012	215,757
2013	215,168
2014	211,247
2015	133,603
2016	125,710
Thereafter	1,012,380
Total minimum lease revenues	1,913,865

8.	LONG-TERM DEBT

(in thousands of $)	2011	2010
Long-term debt - related party, parent company:
U.S. dollar denominated fixed rate debt due 2023	290,000	290,000
Less: amounts due on current account from parent company	(100,437)	(65,821)
	189,563	224,179

Long-term debt - other:
U.S. dollar denominated floating rate debt (LIBOR plus margin) due 2013	938,917	1,099,417
Less: current portion of long-term debt	(117,042)	(160,500)
	821,875	938,917

$290 million loan from parent company
In 2010, the Company entered into agreement with Ship Finance whereby the latter granted the Company a loan of $290.0 million bearing interest at a fixed rate. The loan is subordinated to the Company's secured term loan facility, and is repayable in full on the earlier of October 1, 2023 or the date of sale of the Company's drilling rigs. Ship Finance is entitled to take excess cash from the Company from time to time, and such amounts are recorded within the current account between the Company and Ship Finance. The loan agreement specifies that the balance on the current account will have no interest rate applied and will be settled by offset against the $290.0 million loan repayment.

$1.4 billion secured term loan facility
In September 2008, the Company entered into a $1.4 billion secured term loan facility with a syndicate of banks to partly finance the acquisition of its two drilling rigs. The facility bears interest at LIBOR plus a margin and has a term of five years. The facility is secured by the Company's assets and a guarantee from Ship Finance to a limit of $200 million. The facility contains a minimum value covenant and covenants which require Ship Finance to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. As of December 31, 2011, the Company and Ship Finance are in compliance with all of the covenants relating to the facility.

The outstanding debt on this loan facility as of December 31, 2011, is repayable as follows:

(in thousands of $) Year ending December 31
2012	117,042
2013	821,875
Thereafter	-
Total debt	938,917

The weighted average interest rate for the above floating rate debt denominated in U.S. dollars was 2.86% as at December 31, 2011 (2010: 2.70%). These rates take into consideration the effect of interest rate swaps. At December 31, 2011, the three month dollar LIBOR rate was 0.581% (2010: 0.303%).

9.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:
	2011	2010
100 common shares of $1.00 par value each	$100	$100

Issued and fully paid share capital is as follows:
	2011	2010
100 common shares of $1.00 par value each	$100	$100

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

Hemen Holding Ltd., a Cyprus company, and Farahead Investment Inc., a Liberian company, together at December 31, 2011, are the principal shareholders of Ship Finance, the Company's parent.  Hemen Holding Ltd. and Farahead Investment Inc. (hereafter jointly referred to as "Hemen") are both indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. The Company's two drilling rigs, West Hercules and West Taurus, are leased to subsidiaries of Seadrill, in which Hemen also has a significant interest.

In November 2008, the Company acquired two drilling rigs for $1,690.0 million from subsidiaries of Seadrill. The rigs were chartered back to the Seadrill Charterers, which are subsidiaries of Seadrill, for periods of 15 years, fully guaranteed by Seadrill.  Seadrill Offshore was granted fixed price purchase options after three, six, eight, 10 and 12 years in the case of West Hercules. Seadrill Deepwater was granted fixed price purchase options after six, eight, 10 and 12 years in the case of West Taurus.  In addition, the Seadrill Charterers have non-cancellable obligations to purchase the rigs from the Company after 15 years, at the expiry of the relevant charters.

The Balance Sheets include the following amounts due from and to related parties:

(in thousands of $)	2011	2010
Amounts due from related parties
Lease payments due from the Seadrill Charterers	15,907	20,254

Long term - related party, parent company (see Note 8)
Fixed rate debt due to Ship Finance in 2023	290,000	290,000
Less: amounts due on current account from Ship Finance	(100,437)	(65,821)
	189,563	224,179

At December 31, 2011, the balance of net investments in direct financing leases with the Seadrill Charterers was $1,240.2 million (2010: $1,396.2 million) of which $120.0 million (2010: $149.3 million) represents short-term maturities.

In the year ended December 31, 2011, direct financing lease interest income of $76.6 million was received from the Seadrill Charterers (2010: $84.1 million; 2009: $91.8 million).

In the year ended December 31, 2011, interest expense of $13.1 million was paid to Ship Finance (2010: $13.1 million; 2009: $nil).

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

On the instruction of the Seadrill Charterers, the Company has entered into interest rate swaps which swap floating rate interest to fixed rate. The counterparties to these contracts are HSH Nordbank AG, ABN AMRO Bank N.V., DNB Bank ASA, Skandinaviska Enskilda Banken AB (publ) and ING Bank N.V. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote as the counterparties are all banks which participate in the loan facility to which the interest rate swaps are related.

The Company's swap transactions as at December 31, 2011, are designated as hedges against a portion of its long term debt and are summarized as follows:

Notional Principal (in thousands of $)	Inception date	Maturity date	Fixed interest rate
$517,667 (reducing to $401,417)	December 2008	August 2013	1.91% - 2.24%

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

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities at December 31, 2011 and 2010 are as follows:

(in thousands of $)	2011 Carrying value	2011 Fair value	2010 Carrying value	2010 Fair value
Non-derivatives:
Cash and cash equivalents	-	-	3	3
Derivatives:
Interest rate swap contracts – long-term payables	12,633	12,633	16,370	16,370

The fair value of the above financial liabilities at December 31, 2011, is measured as follows:

		Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)	December 31, 2011	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Interest rate swap contracts – long-term payables	12,633		12,633
Total liabilities	12,633	-	12,633	-

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

The fair value of interest rate swaps is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR interest rates as at December 31, 2011.

Concentrations of risk
The Company's operating revenue consists entirely of lease income derived from the charters of its two drilling rigs to the Seadrill Charterers, both subsidiaries of Seadrill. There is thus a concentration of revenue risk with Seadrill.

12.	COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

2011
Book value of assets pledged under ship mortgages	$1,240 million

13.	SUBSEQUENT EVENTS

There are no subsequent events to report.