Form 20-F
period 2012-12-31
Ship Finance International LTD
filed 2013-04-17
CIK 1289877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2012

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

85,225,000 Common Shares, $1.00 Par Value

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

Throughout this report, the "Company", "Ship Finance", "we", "us" and "our" all refer to Ship Finance International Limited and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of the vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We use the term twenty-foot equivalent units, or TEU, in describing container vessels to refer to the number of standard twenty foot containers that the vessel can carry, and we use the term car equivalent units, or CEU, in describing car carriers to refer to the number of standard cars that the vessel can carry. Unless otherwise indicated, all references to "USD," "US$" and "$" in this report are to, and amounts are presented in, U.S. dollars.

A. SELECTED FINANCIAL DATA

Our selected income statement and cash flow statement data with respect to the fiscal years ended December 31, 2012, 2011 and 2010 and our selected balance sheet data with respect to the fiscal years ended December 31, 2012 and 2011 have been derived from our consolidated financial statements included in Item 18 of this annual report, prepared in accordance with accounting principles generally accepted in the United States, which we refer to as US GAAP.

The selected income statement and cash flow statement data for the fiscal years ended December 31, 2009 and 2008 and the selected balance sheet data for the fiscal years ended December 31, 2010, 2009 and 2008 have been derived from our consolidated financial statements not included herein.  The following table should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and our consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31
	2012	2011	2010	2009	2008
	(in thousands of dollars except common share and per share data)
Income Statement Data:
Total operating revenues	319,692	295,114	308,060	345,220	457,805
Net operating income	207,620	162,705	211,845	209,264	337,402
Net income	185,836	131,175	165,712	192,598	181,611
Earnings per share, basic	$2.31	$1.66	$2.10	$2.59	$2.50
Earnings per share, diluted	$2.22	$1.62	$2.09	$2.59	$2.50
Dividends declared	152,009	122,644	106,028	90,928	166,584
Dividends declared per share	$1.86	$1.55	$1.34	$1.20	$2.29

	Year Ended December 31
	2012	2011	2010	2009	2008
	(in thousands of dollars except common share and per share data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	60,542	94,915	86,967	84,186	46,075
Vessels and equipment, net (including newbuildings)	1,110,301	1,020,580	786,112	627,654	656,216
Investment in direct financing and sales-type leases (including current portion)	1,143,859	1,220,060	1,455,281	1,793,715	2,090,492
Investment in associated companies (including loans)	454,775	444,022	489,976	501,203	409,747
Total assets	2,973,089	2,896,128	2,882,361	3,059,586	3,352,747
Short and long term debt (including current portion)	1,831,200	1,910,464	1,922,854	2,135,950	2,595,516
Share capital	85,225	79,125	79,125	79,125	72,744
Stockholders' equity	994,768	857,091	828,920	749,328	517,350
Common shares outstanding	85,225,000	79,125,000	79,125,000	79,125,000	72,743,737
Weighted average common shares outstanding	80,594,399	79,125,000	79,056,183	74,399,127	72,743,737

Cash Flow Data:
Cash provided by operating activities	86,570	163,661	153,771	125,522	211,386
Cash provided by (used in) investing activities	34,309	(5,862)	76,977	424,068	(433,945)
Cash provided by (used in) financing activities	(155,252)	(149,851)	(227,967)	(511,479)	190,379

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D. RISK FACTORS

Our assets are primarily engaged in transporting crude oil and oil products, drybulk and containerized cargos, and in offshore drilling and related activities. The following summarizes the risks that may materially affect our business, financial condition or results of operations.  Unless otherwise indicated in this annual report on Form 20-F, all information concerning our business and our assets is as of April 12, 2013.

Risks Relating to Our Industry

The seaborne transportation industry is cyclical and volatile, and this may lead to reductions in our charter rates, vessel values and results of operations.

The international seaborne transportation industry is both cyclical and volatile in terms of charter rates and profitability. The degree of charter rate volatility for vessels has varied widely.  Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products internationally carried at sea. If we enter into a charter when charterhire rates are low, our revenues and earnings will be adversely affected. In addition, a decline in charterhire rates is likely to cause the market value of our vessels to decline. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, meet our obligations or pay dividends to our shareholders. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for vessel capacity include:

•supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;
•changes in the exploration for and production of energy resources, commodities, semi-finished and finished consumer and industrial products;
•the location of regional and global production and manufacturing facilities;
•the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;
•the globalization of production and manufacturing;
•global and regional economic and political conditions, including armed conflicts, terrorist activities, embargoes and strikes;
•developments in international trade;
•changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;
•environmental and other regulatory developments;
•currency exchange rates; and
•weather and natural disasters.

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

The current state of the world financial markets and current economic conditions may result in a general reduction in the availability of loan finance, which would have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

Global financial markets and economic conditions have been, and continue to be, volatile.  Recently, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. There has been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.
Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
The uncertainty surrounding the future of the credit markets in the United States, Europe and the rest of the world has resulted in reduced access to credit worldwide. As of December 31, 2012, we had total outstanding indebtedness of $3.1 billion under our various credit facilities, including our equity-accounted subsidiaries.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for drybulk cargoes and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

If economic conditions throughout the world do not improve, it will have an adverse impact on our operations and financial results.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of challenges, including the recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries and continuing economic weakness in the European Union. There has historically been a strong link between development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. We cannot predict how long the current market conditions will last. However, recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, have had a material adverse effect on our results of operations, financial condition and cash flows, have caused the price of our common shares to decline and could cause the price of our common shares to decline further.

The economies of the United States, the European Union and other parts of the world continue to experience relatively slow growth or remain in recession and exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Since 2008, lending activity by financial institutions worldwide remains at low levels compared to the period prior to 2008.
The continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP decreased to approximately 7.8% for the year ended December 31, 2012, compared to approximately 9.3% for the year ended December 31, 2011, and continues to remain below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year plans, or State Plans, are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management, and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. Recently, China began appointing new members to its Politburo Standing Committee, who are replacing members of the committee who have served for periods of up to ten years, which obscures the future policy plans of the country. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results and financial condition.

Safety, environmental and other governmental and other requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse effect on our business and financial results.

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our tankers and other vessels operate, and the country or countries in which such vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast water management. These regulations include the U.S. Oil Pollution Act of 1990, or the OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002 and regulations of the International Maritime Organization, or IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, and the International Convention on Load Lines of 1966.

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

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2012 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks.  If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cashflows to our customers, which could impair their ability to make payments to us under our charters.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common shares.

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria, and in the past certain of our vessels have made port calls in Iran. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

In the highly competitive international seaborne transportation industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result we may be unable to employ our vessels profitably.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented, and competition arises primarily from other vessel owners. Competition for seaborne transportation of goods and products is intense and depends on charter rates and the location, size, age, condition and acceptability of the vessel and its operators to charterers.  Due in part to the highly fragmented market, competitors with greater resources could operate larger fleets than we may operate and thus be able to offer lower charter rates and higher quality vessels than we are able to offer.  If this were to occur, we may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, financial condition and results of operations.

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

We have chartered three of our drilling units to three subsidiaries of Seadrill Limited, or Seadrill, namely Seadrill Deepwater Charterer Ltd., or Seadrill Deepwater, Seadrill Offshore AS, or Seadrill Offshore, and Seadrill Polaris Ltd., or Seadrill Polaris, which we refer to collectively as the Seadrill Charterers. In addition, we have chartered one drilling unit to Apexindo Offshore Pte. Ltd., or Apexindo. The Seadrill Charterers and Apexindo are collectively referred to as the Rig Charterers. Following the 2008 peak in the oil price of around $140 per barrel, there was a period of high utilization and high dayrates, which prompted industry participants to increase the supply of drilling units by ordering the construction of new drilling units. According to industry sources, the worldwide fleet of drilling rigs increased from 622 units at the end of 2008 to 753 units at the end of 2012, and significant further deliveries of new units are projected. Although demand for drilling units is currently high, any reduction in demand may lead to an excess of drilling capacity and a reduction in day-rates. In addition, the new construction of high-specification rigs, as well as changes in the Rig Charterers' competitors' drilling rig fleets, could cause our drilling units to become less competitive.  Lower utilization and dayrates could adversely affect the Rig Charterers' ability to secure drilling contracts and, therefore, their ability to make charterhire payments to us, and may cause them to terminate or renegotiate their charter agreements to our detriment.

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

In certain jurisdictions there are or may be imposed restrictions or limitations on the operation of foreign flag vessels and rigs, and these restrictions may prevent us or our charterers from operating our assets as intended. We cannot guarantee that we or our charterers will be able to accommodate such restrictions or limitations, nor that we or our charterers can relocate the assets to other jurisdictions where such restrictions or limitations do not apply. A violation of such restrictions, or expropriation in particular, could result in the total loss of our investments and/or financial loss for our charterers, and we cannot guarantee that we have sufficient insurance coverage to compensate for such loss. This may have a material adverse effect on our business and financial results.

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

World events could adversely affect our results of operations and financial condition.

Continuing conflicts and recent developments in the Middle East, including Syria, and North Africa, including Libya and Egypt, and the presence of United States and other armed forces in Afghanistan, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia.  Any of these occurrences, or the perception that our vessels are potential terrorist targets, could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

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

Any dividend that we declare is at the discretion of our Board of Directors. We cannot assure you that our dividend will not be reduced or eliminated in the future. Our profitability and corresponding ability to pay dividends is substantially affected by amounts we receive through charter-hire and profit sharing payments from our charterers. Our entitlement to profit sharing payments, if any, is based on the financial performance of our vessels which is outside of our control. If our charter hire and profit sharing payments decrease substantially, we may not be able to continue to pay dividends at present levels, or at all. We are also subject to contractual limitations on our ability to pay dividends pursuant to certain debt agreements, and we may agree to additional limitations in the future. Additional factors that could affect our ability to pay dividends include statutory and contractual limitations on the ability of our subsidiaries to pay dividends to us, including under current or future debt arrangements.

We depend on our charterers, including the Frontline Charterers and the Seadrill Charterers, which are companies affiliated with us, for our operating cash flows and for our ability to pay dividends to our shareholders and repay our outstanding borrowings.

Most of the tanker vessels in our fleet are chartered to subsidiaries of Frontline Ltd., or Frontline, namely Frontline Shipping Limited and Frontline Shipping II Limited, which we refer to collectively as the Frontline Charterers. In addition, we have chartered three of our drilling units to the Seadrill Charterers. Our other vessels that have charters attached to them are chartered to other customers under short, medium or long term time and bareboat charters.

The charter-hire payments that we receive from our customers constitute substantially all of our operating cash flows. The Frontline Charterers have no business or sources of funds other than those related to the chartering of our tanker fleet to third parties.

In December 2011, our charter agreements with the Frontline Charterers, which both remain wholly-owned subsidiaries of Frontline, were amended and we agreed to temporarily reduce the charter rates receivable on our at the time 28 double-hull tankers and oil/bulk/ore carriers, or OBOs, by $6,500 per day per vessel from 2012 through 2015, subject to cash sweep arrangements described in the immediately following risk factor.  In terms of the amendments, we received compensation payments from Frontline in the amount of $106 million in cash. Frontline continues to guarantee the payment of charterhire with respect to the Frontline Charterers. The amendments to the charter agreements were necessitated by an extended period of substantial weakness in the tanker market, and in a recent press release Frontline stated that if the tanker market does not recover before 2015 and no additional equity can be raised or vessels sold, there is a risk that they will not have sufficient cash to repay their existing $225 million convertible bond at maturity in April 2015. Such a situation might force a restructuring of Frontline, including further modifications of charter lease agreements.

Although there are restrictions on the Frontline Charterers' rights to use their cash to pay dividends or make other distributions, at any given time their available cash may be diminished or exhausted, and they may be unable to make charterhire payments to us without support from Frontline. The performance under the charters with the Seadrill Charterers is guaranteed by Seadrill. If the Frontline Charterers, the Seadrill Charterers or any of our other charterers are unable to make charterhire payments to us, our results of operations and financial condition will be materially adversely affected and we may not have cash available to pay dividends to our shareholders and to repay our outstanding borrowings.

The amount of the profit sharing payment we receive under our charters with the Frontline Charterers, if any, may depend on prevailing spot market rates, which are volatile.

Most of our tanker vessels operate under time charters to the Frontline Charterers.  These charter contracts provide for base charterhire and additional profit sharing payments when the Frontline Charterers' earnings from deploying our vessels exceed certain levels. The majority of our vessels chartered to the Frontline Charterers are sub-chartered by the Frontline Charterers in the spot market, which is subject to greater volatility than the long-term time charter market, and the amount of future profit sharing payments that we receive, if any, will be primarily dependent on the strength of the spot market.

Prior to December 31, 2011, the Frontline Charterers paid us a profit sharing rate of 20% of their earnings above average threshold charter rates on a time-charter equivalent basis from their use of our fleet each fiscal year. The amendments to the charter agreements with the Frontline Charterers described in the preceding risk factor increased the profit sharing percentage to 25% for earnings above the threshold levels, effective as of January 1, 2012. The amendments also provided for a temporary reduction in charter rates for a four year period. During that period, the Frontline Charterers are obligated to pay us 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day, which we refer to as cash sweep amounts. As described above, we received a compensation payment of $106 million, of which $50 million represented a non-refundable advance relating to the 25% profit sharing agreement. In 2012, we recorded $52 million of revenue in cash sweep amounts. There was no accumulated 25% profit share for 2012, and $50 million in 25% profit share will need to accumulate before we recognize 25% profit share revenues in our consolidated accounts.

We cannot assure you that we will receive any profit sharing payments, including cash sweep payments, for any periods in the future, which may have an adverse affect on our results and financial condition and our ability to pay dividends in the future.

The charter-free market values of our vessels and drilling units may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities and we may incur a loss if we sell vessels or drilling units following a decline in their charter-free market value. This could affect future dividend payments.

During the period a vessel or drilling unit is subject to a charter, we will not be permitted to sell it to take advantage of increases in vessel or drilling unit values without the charterers' agreement. Conversely, if the charterers were to default under the charters due to adverse market conditions, causing a termination of the charters, it is likely that the charter-free market value of our vessels would also be depressed.

The charter-free market values of our vessels and drilling units have experienced high volatility.  According to shipbrokers, the charter-free market values for secondhand drybulk carriers, for example, have decreased sharply from their recent historically high levels.

The charter-free market value of our vessels and drilling units may increase and decrease depending on a number of factors including, but not limited to, the prevailing level of charter rates and dayrates, general economic and market conditions affecting the international shipping and offshore drilling industries, types, sizes and ages of vessels and drilling units, supply and demand for vessels and drilling units, availability of or developments in other modes of transportation, competition from other shipping companies, cost of newbuildings, governmental or other regulations and technological advances.

In addition, as vessels and drilling units grow older, they generally decline in value. If the charter-free market values of our vessels and drilling units decline, we may not be in compliance with certain provisions of our credit facilities and we may not be able to refinance our debt, obtain additional financing or make distributions to our shareholders. Additionally, if we sell one or more of our vessels or drilling units at a time when vessel and drilling unit prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale price may be less than the vessel's or drilling unit's carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel and drilling unit values fall significantly, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results and condition.

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

Our customers are subject to volatility in the shipping and offshore markets that affects their ability to operate the vessels and rigs they charter from us at a profit.  Our customers' successful operation of our vessels and rigs in the charter market will depend on, among other things, their ability to obtain profitable charters.  We cannot assure you that future charters will be available to our customers at rates sufficient to enable them to meet their obligations to make charterhire payments to us.  As a result, our revenues and results of operations may be adversely affected.  These factors include:

•	global and regional economic and political conditions;

•	supply and demand for oil and refined petroleum products, which is affected by, among other things, competition from alternative sources of energy;

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;

•	environmental concerns and regulations;

•	weather;

•	the number of newbuilding deliveries;

•	the improved fuel efficiency of newer vessels;

•	the scrapping rate of older vessels; and

•	changes in production of crude oil, particularly by OPEC and other key producers.

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

Under these rules, if our income from our time charters is considered to be passive rental income, rather than income from the performance of services, we will be considered to be a PFIC.  We believe that it is more likely than not that our income from time charters will not be treated as passive rental income for purposes of determining whether we are a PFIC. Correspondingly, we believe that the assets that we own and operate in the connection with the production of such income do not constitute passive assets for purposes of determining whether we are a PFIC.  This position is principally based upon the positions that (1) our time charter income will constitute services income, rather than rental income and (2) Frontline Management, which provides services to most of our time-chartered vessels, will be respected as a separate entity from the Frontline Charterers, with which it is affiliated. We do not believe that we will be treated as a PFIC for our 2012 taxable year. Nevertheless, for the 2013 taxable year and future taxable years, depending upon the relative amounts of income we derive from our various assets as well as their relative fair market values, we may be treated as a PFIC.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. federal income tax consequences.  For example, U.S. non-corporate shareholders would not be eligible for the preferential rate on dividends that we pay.

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

We believe that we and each of our subsidiaries qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income.  For example, Hemen owned approximately 40% of our common shares as of April 12, 2013.  There is therefore a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if other shareholders with a five percent or greater interest in our common shares were, in combination with Hemen, to own 50% or more of our outstanding common shares on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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

If any of our charters terminate, we may not be able to re-charter those vessels on a long-term basis with terms similar to the terms of our existing charters, or at all. The terms of our current charters for our tanker vessels to the Frontline Charterers end between 2018 and 2027.

Apart from seven container vessels and four drybulk carriers trading under short-term charters, the vessels in our fleet that have charters attached to them are generally contracted to expire between two and 14 years from now.  However, we have granted some of our charterers purchase or early termination options that, if exercised, may effectively terminate our charters with these customers at an earlier date.  One or more of the charters with respect to our vessels may also terminate in the event of a requisition for title or a loss of a vessel.

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

We currently operate nine container vessels, including two which are bareboat chartered in, two car carriers and 12 drybulk carriers under time charters, and have entered into agreements to acquire a further four container vessels which are scheduled to operate under time charters. The agreements for the technical and operational management of these vessels are not fixed price agreements, and we cannot assure you that any further vessels which we may acquire in the future will be operated under fixed price management agreements.

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

As at April 12, 2013, we have entered into agreements to acquire four additional container vessels. A delay in the delivery of any of these vessels or the failure of the contract counterparty to deliver any of these vessels could cause us to breach our obligations under related charter, financing and sales agreements that we have entered into, and could adversely affect our revenues and results of operations. In addition, an acceptance of any of these vessels with substantial defects could have similar consequences

Certain of our vessels are subject to purchase options held by the charterer of the vessel, which, if exercised, could reduce the size of our fleet and reduce our future revenues.

The charter-free market values of our vessels are expected to change from time to time depending on a number of factors including general economic and market conditions affecting the shipping industry, competition, cost of vessel construction, governmental or other regulations, prevailing levels of charter rates and technological changes. We have granted fixed price purchase options to certain of our customers with respect to the vessels they have chartered from us, and these prices may be less than the respective vessel's charter-free market value at the time the option may be exercised. In addition, we may not be able to obtain a replacement vessel for the price at which we sell the vessel. In such a case, we could incur a loss and a reduction in earnings.

A change in interest rates could materially and adversely affect our financial performance.

As of December 31, 2012, the Company and its consolidated subsidiaries had approximately $1.5 billion in floating rate debt outstanding under our credit facilities, and a further $1.2 billion in unconsolidated wholly-owned subsidiaries accounted for under the equity method.  Although we use interest rate swaps to manage our interest rate exposure and have interest rate adjustment clauses in some of our chartering agreements, we are exposed to fluctuations in interest rates. For a portion of our floating rate debt, if interest rates rise, interest payments on our floating rate debt that we have not swapped into effectively fixed rates would increase.

As of December 31, 2012, the Company and its consolidated subsidiaries have entered into interest rate swaps to fix the interest on $1.0 billion of our outstanding indebtedness, and we have also entered into interest rate swaps to fix the interest on $0.4 billion of the outstanding indebtedness of our equity-accounted subsidiaries.

An increase in interest rates could cause us to incur additional costs associated with our debt service, which may materially and adversely affect our results of operations. Our maximum exposure to interest rate fluctuations on our outstanding debt at December 31, 2012, was approximately $1.2 billion, including our equity-accounted subsidiaries.  A one percentage change in interest rates would at most increase or decrease interest expense by approximately $12 million per year as of December 31, 2012.  The maximum figure does not take into account that certain of our charter contracts include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding debt related to the assets on charter. At December 31, 2012, $1.3 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity-accounted subsidiaries. Of this amount, a total of $0.5 billion was subject to interest rate swaps and the balance of $0.8 billion remained on a floating rate basis, effectively reducing our exposure to floating rate debt to $385 million.

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

We have significant indebtedness outstanding under our 3.75% Senior Unsecured Convertible Notes due 2016, our Norwegian kroner ("NOK") 500 million Senior Unsecured Bonds due 2014, our NOK600 million Senior Unsecured Bonds due 2017 and our 3.25% Senior Unsecured Convertible Notes due 2018. We have also entered into loan facilities that we have used to refinance existing indebtedness and to acquire additional vessels.  We may need to refinance some or all of our indebtedness on maturity of our convertible notes, bonds or loan facilities and to acquire additional vessels in the future. We cannot assure you that we will be able to do so on terms acceptable to us or at all. If we cannot refinance our indebtedness, we will have to dedicate some or all of our cash flows, and we may be required to sell some of our assets, to pay the principal and interest on our indebtedness. In such a case, we may not be able to pay dividends to our shareholders and may not be able to grow our fleet as planned.  We may also incur additional debt in the future.

Our loan facilities and the indentures for our convertible notes and bonds subject us to limitations on our business and future financing activities, including:

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

The market price of our common shares has been volatile. Since January 1, 2012, the closing market price of our common shares has ranged from a low of $9.34 on January 2, 2012, to a high of $17.78 on April 10, 2013. The market price of our common shares may continue to fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, any reductions in the payment of our dividends or changes in our dividend policy, mergers and strategic alliances in the shipping industry, market conditions in the shipping industry, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors and the general state of the securities market. The shipping industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price.

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

As at April 12, 2013, Hemen owned approximately 40% of our outstanding common shares. As a result of its ownership of our common shares, Hemen may influence our business, including the outcome of any vote of our shareholders. Hemen also currently beneficially owns substantial stakes in Frontline, Golden Ocean, Seadrill and Deep Sea. The interests of Hemen may be different from your interests.

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

We operate through subsidiaries, partnerships and branches located in Bermuda, Cyprus, Malta, Liberia, Norway, Singapore, the United Kingdom and the Marshall Islands.

We are an international ship owning and chartering company with one of the largest asset bases across the maritime and offshore industries. As at April 12, 2013, our assets consist of 24 oil tankers, twelve drybulk carriers, eleven container vessels (including two chartered-in 13,800 TEU vessels), two car carriers, one jack-up drilling rig, three ultra-deepwater drilling units, six offshore supply vessels and two chemical tankers. Our oil tankers and chemical tankers are all double-hull vessels.

Additionally we have contracted to take delivery of four newbuilding 4,800 TEU container vessels, with estimated delivery in 2013 and 2014. Seven year time-charters have been secured for these vessels.

Our customers currently include Frontline, Seadrill, North China Shipping Holdings Co. Ltd. ("NCS"), Sinochem Shipping Co. Ltd. ("Sinochem"), Heung-A Shipping Co. Ltd. ("Heung-A"), XO Shipping A/S (XO), Deep Sea, CMA CGM S.A. ("CMA CGM"), Hyundai Glovis Co. Ltd. ("Hyundai Glovis"), Western Bulk A/S ("Western Bulk"), Hamburg Süd Group, PT Apexindo Pratama Duta ("Apexindo"), Orient Overseas Container Line Ltd ("OOCL"), GMT Shipping Line Ltd ("GMT"), MCC Transport Singapore Pte Ltd. ("MCC"), Clipper Bulk Shipping Ltd. ("Clipper"), Oman Shipping Company S.A.O.C. ("Oman") and United Freight Carriers LLC ("UFC"). Apart from seven container vessels and four drybulk carriers on  short-term charters due to expire in 2013, the vessels in our fleet have charters attached to them which are generally contracted to expire between two and 14 years from now. These existing charters provide us with significant, stable base cash flows and high asset utilization.  Some of our charters include purchase options on behalf of the charterer, which if exercised would reduce our remaining charter coverage and contracted cash flow.

Our primary objective is to continue to grow our business through accretive acquisitions across a diverse range of marine and offshore asset classes. In doing so, our strategy is to generate stable and increasing cash flows by chartering our assets primarily under medium to long-term bareboat or time charters.

History of the Company

We were formed in 2003 as a wholly owned subsidiary of Frontline, a major operator of large crude oil tankers. On May 28, 2004, Frontline announced the distribution of 25% of our common shares to its ordinary shareholders in a partial spin off, and our common shares commenced trading on the New York Stock Exchange, or the NYSE, under the ticker symbol "SFL" on June 17, 2004. Frontline subsequently made six further dividends of our shares to its shareholders and its ownership in our Company is now less than one percent.

Pursuant to an agreement entered into in December 2003, we purchased from Frontline, effective January 2004, a fleet of 47 vessels, comprising 23 Very Large Crude Carriers, or VLCCs, including an option to acquire one VLCC, 16 Suezmax tankers and eight OBOs.

Since January 2005, we have diversified our asset base and now have eight asset types, comprising crude oil tankers, chemical tankers, container vessels, car carriers, drybulk carriers, jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels.

Since 2006, we have sold all 18 of the non-double hull tankers we owned, and our tanker fleet now consists solely of double-hull vessels.

Most of our oil tankers are chartered to the Frontline Charterers under longer term time charters that have remaining terms that range from five to 14 years. The Frontline Charterers, in turn, charter our vessels to third parties. The daily base charter rates payable to us under the charters have been fixed in advance and will decrease as our vessels age. In December 2011, in response to a restructuring of Frontline necessitated by an extended period of low charter rates for oil tankers and OBOs, amendments were made to the charter agreements with the Frontline Charterers relating to 28 double-hull vessels, whereby we received a compensation payment of $106 million and agreed to temporarily reduce by $6,500 per day the base charter rates payable on each vessel.  The temporary reduction applies from January 1, 2012, until December 31, 2015. Thereafter, the base charter rates will revert to the previously agreed levels. For the duration of the temporary reduction, we are entitled to receive 100% of any excess above the reduced charter rates earned by the Frontline Charterers on our vessels, calculated annually on an average daily TCE basis and subject to a maximum excess of $6,500 per day per vessel. Six of the vessels have been sold since December 2011, including all of the OBOs.

In addition to the base charter rates, the Frontline Charterers pay us a profit sharing amount equal to 25% of the charter revenues they realize above specified threshold levels, paid annually and calculated on an average daily TCE basis. Previously, up until December 31, 2011, this profit sharing rate was 20%. In terms of the agreement relating to the temporary reduction in base charter rates, of the $106 million compensation payment received, $50 million represents a non-refundable advance on profit sharing earnings relating to the 25% profit sharing agreement which took effect on January 1, 2012. The non-double hull vessels which we previously owned were excluded from the profit sharing arrangements after their relevant anniversary dates in 2010, linked to the IMO phase-out regulations applying to such vessels.

We have also entered into agreements with Frontline Management to provide fixed rate operation and maintenance services for the vessels on time charter to the Frontline Charterers, and for administrative support services. These agreements enhance the predictability and stability of our cash flows, by substantially fixing all of the operating expenses of our crude oil tankers.

The charters for the jack-up drilling rig, three ultra-deepwater drilling units, two of the container vessels, six offshore supply vessels, two chemical tankers and two of the Suezmax tankers are all on bareboat terms, under which the respective charterer will bear all operating and maintenance expenses.

Acquisitions and Disposals

Acquisitions
In the year ended December 31, 2012, we took delivery of, or entered into agreements relating to the acquisition of, the following vessels and other assets:

•	In January 2012, we took delivery of the newbuilding Supramax drybulk carrier SFL Humber, which immediately upon delivery from the shipyard commenced a ten year time charter.

•	In January 2012, we took delivery of the newbuilding Handysize drybulk carrier SFL Trent, which is trading under a short-term time charter.

•	In February 2012, we took delivery of the newbuilding Handysize drybulk carrier Western Australia, which immediately upon delivery from the shipyard commenced a three year time charter.

•	In March 2012, we took delivery of the newbuilding Handysize drybulk carrier SFL Kent, which is trading under a short-term time charter.

•
In April 2012, as compensation for the termination of long-term bareboat charter agreements with Horizon Lines, LLC relating to five container vessels, we received second lien notes in Horizon Lines, LLC with a face value of $40 million and warrants exercisable into ten percent of the common stock in its parent company Horizon Lines, Inc.

•
In October 2012 we announced the acquisition of two 6,500 CEU car carriers Glovis Conductor and Glovis Composer, which were delivered in October 2012 and November 2012, respectively. Immediately upon delivery, they both commenced five year time charters.

•	In November 2012, we took delivery of the newbuilding Handysize drybulk carrier Western Houston, which immediately upon delivery from the shipyard commenced a three year time charter.

Since January 1, 2013, we have taken delivery of vessels as follows:

•	In March 2013, we took delivery of the newbuilding Handysize drybulk carrier Western Copenhagen, which immediately upon delivery from the shipyard commenced a three year time charter.

Disposals
In the year ended December 31, 2012, we sold the following vessels:

•
In March 2012, the single hull VLCC Front Duke was delivered to its new owner. Net sales proceeds of approximately $14.7 million were received, net of $11.0 million compensation payable to Frontline for early termination of the charter. A gain on disposal of approximately $2.2 million was recorded.

•
In July 2012 we sold the OBO Front Rider to an unrelated third party for total proceeds of approximately $10.2 million, including $0.4 million compensation from Frontline for early termination of the charter. A gain on disposal of approximately $1.9 million was recorded.

•
In October 2012 we sold the OBO Front Climber to an unrelated third party for total proceeds of approximately $8.9 million, including $0.6 million compensation from Frontline for early termination of the charter. A gain on disposal of approximately $1.1 million was recorded.

•
In November 2012 we sold the OBO Front Driver to an unrelated third party for total proceeds of approximately $9.6 million, including $0.5 million compensation from Frontline for early termination of the charter. A gain on disposal of approximately $3.3 million was recorded.

•
In November 2012, the single hull VLCC Front Lady was delivered to its new owner. Net sales proceeds of approximately $14.1 million were received, net of $12.2 million compensation payable to Frontline for early termination of the charter. A gain on disposal of approximately $4.3 million was recorded.

•
In December 2012 we sold the OBO Front Viewer to an unrelated third party for total proceeds of approximately $20.9 million, including $11.4 million compensation from Frontline for early termination of the charter and the estimated loss of future cash sweep income. A gain on disposal of approximately $12.8 million was recorded.

Since January 1, 2013, we have disposed of vessels as follows:

•
In January 2013, the non-double hull VLCC Edinburgh was delivered to its new owner. Net sales proceeds of approximately $18.9 million were received, after deducting $7.8 million compensation payable to Frontline for early termination of the charter. We expect to record a gain on disposal of approximately $4.4 million in the first quarter of 2013.

•
In February 2013, we sold the 1993 built Suezmax tanker Front Pride to an unrelated third party for total proceeds of approximately $12.1 million, including $2.1 million compensation from Frontline for early termination of the charter. We expect to record a gain on disposal of approximately $0.5 million in the first quarter of 2013.

•
In March 2013, we sold the OBO Front Guider to an unrelated third party for total proceeds of approximately $21.2 million, including $11.7 million compensation from Frontline for early termination of the charter and the estimated loss of future cash sweep income, which was received in December 2012. We expect to record a gain on disposal of approximately $13.2 million in the first quarter of 2013. Following this disposal, we no longer own any of the eight OBOs acquired from Frontline in 2004.

B.BUSINESS OVERVIEW

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

(2)
Diversify our asset base.  Since January 2005, we have diversified our asset base and now have eight asset types, comprising oil tankers, chemical tankers, container vessels, car carriers, drybulk carriers, jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels.  We believe that there are other attractive markets that could provide us with the opportunity to further diversify our asset base.  These markets include vessels and other assets that are of long-term strategic importance to certain operators in the shipping and offshore industries. We believe that the expertise and relationships of our management, together with our relationship and affiliation with Mr. John Fredriksen, could provide us with incremental opportunities to expand our asset base.

(3)
Expand and diversify our customer relationships.  Since January 2005, we have increased our customer base from one to 18 customers. Of these 18 customers, Frontline, Deep Sea and Seadrill are indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family.  We intend to continue to expand our relationships with our existing customers and also to add new customers, as companies servicing the international shipping and offshore oil exploration markets continue to expand their use of chartered-in assets to add capacity.

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

Customers

The Frontline Charterers have been our principal customers since we were spun-off from Frontline in 2004. However, in 2008 we made substantial investments in offshore drilling units which are chartered to the Seadrill Charterers, and the percentage of our business attributable to the Frontline Charterers has decreased following the sale of several of the vessels chartered by them and the delivery and commencement of the charters of the drilling units. We anticipate that the percentage of our business attributable to both the Frontline Charterers and the Seadrill Charterers will decrease as we continue to expand our business and our customer base.

Competition

We currently operate in several sectors of the shipping and offshore industry, including oil transportation, drybulk shipments, chemical transportation, container transportation, car transportation, drilling rigs and offshore supply vessels.

The markets for international seaborne oil transportation services, drybulk transportation services, and container and car transportation services are highly fragmented and competitive. Seaborne oil transportation services are generally provided by two main types of operators: major oil companies or captive fleets (both private and state-owned) and independent shipowner fleets.

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

Container vessels and car carriers are generally operated by logistics companies, where the vessels are used as an integral part of their services. Therefore, container vessels and car carriers are typically chartered more on a period basis and single voyage chartering is less common. As the market has grown significantly over recent decades, we expect in the future to see more vessels chartered by logistics companies on a shorter term basis, particularly smaller vessels.

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

Competition for charters in all the above sectors is intense and is based upon price, location, size, age, condition and acceptability of the vessel/rig and its manager. Competition is also affected by the availability of other size vessels/rigs to compete in the trades in which we engage. Most of our existing vessels are chartered at fixed rates on a long-term basis and are thus not directly affected by competition in the short-term. However, tankers chartered to the Frontline Charterers are subject to profit sharing agreements, which will be affected by competition experienced by the charterers.

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

Environmental Regulation and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our crude oil tankers, drybulk carriers, chemical tankers, drilling units, container vessels, car carriers and offshore supply vessels.  We are subject to various international conventions, laws and regulations in force in the countries in which our vessels and drilling units may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel and drilling unit modification and implementation of certain operating procedures.

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

Flag State

The flag state, as defined by the United Nations Convention on the Law of the Sea, is responsible for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The "Shipping Industry Guidelines on Flag State Performance" evaluates flag states based on factors such as sufficiency of infrastructure, ratification, implementation and enforcement of principal international maritime treaties, supervision of surveys, casualty investigations, and participation at International Maritime Organization and International Labour Organization meetings. Our vessels are flagged in Liberia, Singapore, the Bahamas, Cyprus, Malta, the Marshall Islands, Panama, Hong Kong, and the United Kingdom.

International Maritime Organization

The United Nations' International Maritime Organization, or the IMO, has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as "MARPOL". MARPOL entered into force on October 2, 1983.  It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.  MARPOL sets forth pollution prevention requirements applicable to all vessels, and is broken into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in liquid bulk or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and lastly, Annex VI relates to air emissions.  Annex VI was separately adopted by the IMO in September 1997.

In December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted amendments to Annex I of the MARPOL Convention, which became effective in April 2005. The amendments:

a) revised then existing regulation 13G (now Regulation 20 of Annex I) accelerating the phase-out of single hull oil tankers. The Company has no single hull or double sided tankers in its fleet.
b) adopted a new regulation 13H (now Regulation 21 of Annex I), aimed at the prevention of oil pollution from oil tankers carrying as cargo heavy grade oil, or HGO, which includes most of the grades of marine fuel. Under Regulation 21, HGO means any of the following:

•	crude oils having a density at 15ºC higher than 900 kg/m3;

•	fuel oils having either a density at 15ºC higher than 900 kg/m3 or a kinematic viscosity at 50ºC higher than 180 mm2/s; or

•	bitumen, tar and their emulsions.

Any port state can deny ship-to-ship transfer of HGO in areas under its jurisdiction, except when such transfer is necessary for the purpose of securing the safety of a ship or saving life at sea.

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

The MEPC adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on ships. As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur, a reduction from the previous cap of 4.50%.  By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas", or ECAs. As of July 1, 2010, ships operating within an ECA may not use fuel with sulfur content in excess of 1.00% (a reduction from the previous cap of 1.50%), which is further reduced to 0.10% on January 1, 2015.  Currently, the Baltic Sea and the North Sea have been designated ECAs, and Annex VI establishes procedures for designating new ECAs. Effective August 1, 2012, certain coastal areas of North America were designated ECAs, as will be the United States Caribbean Sea with effect from January 1, 2014. Ocean-going vessels in these areas will be subject to stringent emissions controls, which may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The EPA promulgated equivalent, and in some cases stricter, emissions standards in 2009.

As of January 1, 2010, the Directive 2005/33/EC of the European Parliament and of the Council of July 6, 2005, amending Directive 1999/32/EC, came into force. The objective of the directive is to reduce emission of sulfur dioxide and particulate matter caused by the combustion of certain petroleum derived fuels. The directive imposes limits on the sulfur content of such fuels as a condition of their use within a Member State territory. The maximum sulfur content for marine fuels used by inland waterway vessels and ships at berth in ports in EU countries after January 1, 2010, is 0.10% by mass. On July 15, 2011, the European Commission adopted a proposal for an amendment of Directive 1999/EC which would align requirements with those imposed by the revised MARPOL Annex VI which introduced stricter sulfur limits.

Safety Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. The Convention on Limitation of Liability for Maritime Claims, or LLMC, was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship-owners.

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

Ballast Water Requirements

The IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. However, Panama may adopt this convention in the relatively near future, which would be sufficient for it to take force. When the BWM Convention enters into force, mid-ocean ballast exchange would become mandatory for our vessels. In addition, our vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first after the anniversary date of delivery of the vessel in 2014 for vessels with ballast water capacity of 1,500-5,000 cubic meters, or after such date in 2016 for vessels with ballast water capacity of greater than 5,000 cubic meters. On March 23, 2012, the U.S. Coast Guard issued amended regulations relating to ballast water management for vessels operating in U.S. waters, with the same phased introduction as the BWM Convention for existing vessels and mandatory for new ships from December 1, 2013. The costs of compliance with ballast water treatment regulations may be material.

Oil Pollution Liability

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO has adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by Protocols in 1976, 1984 and 1992, and further amended in 2000, or the CLC (of which the United States is not a party). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions.  The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The right to limit liability is forfeited under the CLC where the spill is caused by the ship-owner's actual fault, and under the 1992 Protocol where the spill is caused by the ship-owner's intentional or reckless act or omission where the ship-owner knew pollution damage would probably result. A state that is a party to the CLC may not allow a ship under its flag to trade unless that ship has a certificate of insurance or something equivalent. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We believe that our insurance will cover the liability under the plan adopted by the IMO.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, as of October 22, 2012, the U.S. Bureau of Safety and Environment Enforcement implemented a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

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

We expect to maintain pollution liability insurance coverage in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. As of June 21, 2012, the U.S. Coast Guard implemented revised regulations establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged, or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and if the discharges individually or in aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member states were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. The directive applies to all types of vessels irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger.

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

As of January 1, 2013, all ships must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. All ships are now required to follow the Ship Energy Efficiency Management Plans, and the minimum energy efficiency levels per capacity mile outlined in the Energy Efficiency Design Index applies to all new ships. These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety, and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization, or ILO, is a specialized agency of the UN. The ILO has adopted the Maritime Labour Convention 2006, or the MLC 2006. A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries met and MLC 2006 is expected to come into force on August 20, 2013. The ratification of MLC 2006 will require us to develop new procedures to ensure full compliance with its requirements.

Offshore Drilling Regulations

Our offshore drilling units are subject to many of the above environmental laws and regulations relating to vessels, but are also subject to laws and regulations focused on offshore drilling operations. We may incur costs to comply with these revised standards.

Rigs and drillships must comply with MARPOL limits on sulfur oxide and nitrogen oxide emissions, chlorofluorocarbons, and the discharge of other air pollutants, except that the MARPOL limits do not apply to emissions that are directly related to drilling, production, or processing activities. As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for new ships, including the requirement that all new ships utilize the Energy Efficiency Design Index and the Ship Energy Efficiency Management Plan

Our drilling units are subject not only to MARPOL regulation of air emissions, but also to the Bunker Convention's strict liability for pollution damage caused by discharges of bunker fuel in jurisdictional waters of ratifying states. We believe that all of our drilling units are currently compliant in all material respects with these regulations.

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

In addition to the MARPOL, OPA and CERCLA requirements described above, our international offshore drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the importation of and operation of drilling units and equipment, currency conversions and repatriation, oil and gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors, and duties on the importation and exportation of drilling units and other equipment. New environmental or safety laws and regulations could be enacted, which could adversely affect our ability to operate in certain jurisdictions. Governments in some countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas, and other aspects of the oil and gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings. Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition.

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

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels to comply with the International Maritime Dangerous Goods Code.

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

Seasonality

Most of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Most of our tankers are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. However, profit sharing receivable is paid annually and the effects of seasonality will be limited to the timing of our profit sharing revenues.

C. ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D. PROPERTY, PLANTS AND EQUIPMENT

We own a substantially modern fleet of vessels. The following table sets forth the fleet that we own or have contracted for delivery as of April 12, 2013. All of the VLCCs, Suezmaxes and chemical tankers are double-hull vessels.

	Approximate			Lease	Charter Termination
Vessel	Built	Dwt.	Flag	Classification	Date
VLCCs
Front Century	1998	311,000	MI	Capital lease	2021
Front Champion	1998	311,000	BA	Capital lease	2022
Front Vanguard	1998	300,000	MI	Capital lease	2021
Front Circassia	1999	306,000	MI	Capital lease	2021
Front Opalia	1999	302,000	MI	Capital lease	2022
Front Comanche	1999	300,000	LIB	Capital lease	2022
Golden Victory	1999	300,000	MI	Capital lease	2022
Front Commerce	1999	300,000	LIB	Capital lease	2022
Front Scilla	2000	303,000	MI	Capital lease	2023
Front Ariake	2001	299,000	BA	Capital lease	2023
Front Serenade	2002	299,000	LIB	Capital lease	2024
Front Hakata	2002	298,465	BA	Capital lease	2025
Front Stratus	2002	299,000	LIB	Capital lease	2025
Front Falcon	2002	309,000	BA	Capital lease	2025
Front Page	2002	299,000	LIB	Capital lease	2025
Front Energy	2004	305,000	CYP	Capital lease	2027
Front Force	2004	305,000	MI	Capital lease	2027

Suezmaxes
Front Glory	1995	150,000	MI	Capital lease	2018
Front Splendour	1995	150,000	MI	Capital lease	2019
Front Ardenne	1997	153,000	MI	Capital lease	2020
Front Brabant	1998	153,000	MI	Capital lease	2021
Mindanao	1998	159,000	SG	Capital lease	2021
Glorycrown	2009	156,000	HK	Capital lease	2014	(1)
Everbright	2010	156,000	HK	Capital lease	2015	(1)

Chemical Tankers
Maria Victoria V	2008	17,000	PAN	Operating lease	2018	(1)
SC Guangzhou	2008	17,000	PAN	Operating lease	2018	(1)

Handysize Drybulk Carriers
SFL Spey	2011	34,000	HK	Operating lease	2013	(6)
SFL Medway	2011	34,000	HK	Operating lease	2013	(6)
SFL Trent	2012	34,000	HK	Operating lease	2013	(6)
SFL Kent	2012	34,000	HK	Operating lease	2013	(6)
Western Australia	2012	32,000	HK	Operating lease	2015
Western Houston	2012	32,000	HK	Operating lease	2015
Western Copenhagen	2013	32,000	HK	Operating lease	2016

Supramax Drybulk Carriers
SFL Hudson	2009	57,000		MI	Operating lease	2020
SFL Yukon	2010	57,000		HK	Operating lease	2018
SFL Sara	2011	57,000		HK	Operating lease	2019
SFL Kate	2011	57,000		HK	Operating lease	2021
SFL Humber	2012	57,000		HK	Operating lease	2022

Container vessels
SFL Europa	2003	1,700	TEU	MI	Operating lease	2013	(6)
Heung-A Green (ex Asian Ace)	2005	1,700	TEU	MAL	Operating lease	2020	(1)
Green Ace	2005	1,700	TEU	MAL	Operating lease	2020	(1)
SFL Hunter	2006	2,800	TEU	MI	Operating lease	2013	(6)
SFL Hawk	2007	2,800	TEU	MI	Operating lease	2013	(6)
SFL Falcon	2007	2,800	TEU	MI	Operating lease	2013	(6)
SFL Eagle	2007	2,800	TEU	MI	Operating lease	2013	(6)
SFL Tiger	2006	2,800	TEU	MI	Operating lease	2013	(6)
SFL Avon	2010	1,700	TEU	MI	Operating lease	2013	(6)
CMA CGM Magellan (2)	2010	13,800	TEU	UK	Operating lease	2026
CMA CGM Corte Real (2)	2010	13,800	TEU	UK	Operating lease	2026
TBN/ Cap Salinas (NB)	2013	4,800	TEU	n/a	n/a	2020	(5)
TBN/ Cap Saray (NB)	2013	4,800	TEU	n/a	n/a	2020	(5)
TBN/ Cap Serrat (NB)	2013	4,800	TEU	n/a	n/a	2020	(5)
TBN/ Cap Sorell (NB)	2014	4,800	TEU	n/a	n/a	2021	(5)

Car Carriers
Glovis Composer	2005	6,500	CEU	HK	Operating lease	2017
Glovis Conductor	2006	6,500	CEU	PAN	Operating lease	2017

Jack-Up Drilling Rigs
Soehanah	2007	375	ft	PAN	Operating lease	2018	(1)

Ultra-Deepwater Drill Units
West Polaris	2008	10,000	ft	PAN	Capital lease	2023	(1)
West Hercules	2008	10,000	ft	PAN	Capital lease	2023	(1)
West Taurus	2008	10,000	ft	PAN	Capital lease	2023	(1)

Offshore supply vessels
Sea Leopard	1998	AHTS	(3)	CYP	Capital lease	2020	(1)
Sea Bear	1999	AHTS	(3)	CYP	Capital lease	2020	(1)
Sea Cheetah	2007	AHTS	(3)	CYP	Operating lease	2019	(1)
Sea Jaguar	2007	AHTS	(3)	CYP	Operating lease	2019	(1)
Sea Halibut	2007	PSV	(4)	CYP	Operating lease	2019	(1)
Sea Pike	2007	PSV	(4)	CYP	Operating lease	2019	(1)

NB:           Newbuilding

Key to Flags: BA – Bahamas, CYP - Cyprus, MAL – Malta, HK – Hong Kong, LIB - Liberia, MI - Marshall Islands, PAN – Panama, SG - Singapore, UK – United Kingdom.

Notes:

(1)	Charterer has purchase options during the term of the charter.

(2)	Vessel chartered in.

(3)	Anchor handling tug supply vessel (AHTS).

(4)	Platform supply vessel (PSV).

(5)	Charter has been agreed.

(6)	Currently employed on a short-term charter or in the spot market

All of the above vessels and rigs are pledged under mortgages.

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

Fleet Development

The following table summarizes the development of our active fleet of vessels, including the two chartered-in 13,800 TEU container vessels.

Vessel type	Total fleet December 31, 2010	Additions/ Disposals 2011		Total fleet December 31, 2011	Additions/ Disposals 2012		Total fleet December 31, 2012
Oil Tankers	30		--2	28		--2	26
Chemical tankers	2			2			2
Dry bulk carriers (including OBOs)	10	+4	--3	11	+5	--4	12
Container vessels	9	+2		11			11
Car carriers					+2		2
Jack-up drilling rigs	1	+1	--1	1			1
Ultra-deepwater drill units	3			3			3
Offshore supply vessels	6			6			6

Total Active Fleet	61	+7	--6	62	+7	--6	63

The following deliveries have taken place or are scheduled to take place after December 31, 2012:

•	the non-double hull VLCC Edinburgh was delivered to its new owner in January 2013;

•	the Suezmax tanker Front Pride was sold and delivered to its new owner in February 2013;

•	the OBO Front Guider was sold and delivered to its new owner in March 2013;

•	the newbuilding Handysize drybulk carrier Western Copenhagen was delivered to us in March 2013;

•	four newbuilding 4,800 TEU container vessels are scheduled for delivery to us in 2013 and 2014; and

•	the Suezmax oil tankers Glorycrown and Everbright are scheduled for delivery to their new owners in 2014 and 2015, respectively.

Factors Affecting Our Current and Future Results

Principal factors that have affected our results since 2004, and are expected to affect our future results of operations and financial position, include:

•	the earnings of our vessels under time charters and bareboat charters to the Frontline Charterers, the Seadrill Charterers and other charterers;

•
the amount we receive under the profit sharing arrangements with the Frontline Charterers, including the arrangement whereby during the four year period of the temporary reduction in charter rates they will pay us 100% of any earnings above the temporarily reduced rates, subject to a maximum of $6,500 per day (see Revenues below);

•	the earnings and expenses related to any additional vessels that we acquire;

•	earnings from the sale of assets and termination of charters;

•	vessel management fees and expenses;

•	administrative expenses;

•	interest expenses; and

•	mark-to-market adjustments to the valuation of our interest rate swaps and other derivative financial instruments.

Revenues

Our revenues derive primarily from our long-term, fixed-rate charters. Most of the vessels that we acquired from Frontline are chartered to the Frontline Charterers under long-term time charters that are generally accounted for as direct financing leases. On December 30, 2011, amendments were made to the charter agreements with the Frontline Charterers relating to 28 double-hull vessels, all of which are accounted for as direct financing leases. Four of these vessels were sold in 2012 and, as at April 12, 2013, a further two have been sold in 2013. In terms of the amended agreements, we received a compensation payment of $106 million and agreed to a $6,500 per day reduction in the time charter rate for each vessel for the four year period from January 1, 2012, to December 31, 2015. Thereafter, the charter rates revert to the previously agreed daily amounts. The leases were amended to reflect the compensation payment received and the reduction in future minimum lease payments to be received. The amendments affect direct financing lease interest income from January 1, 2012, onwards.

Direct financing and sales-type lease interest income reduces over the terms of our leases as progressively a lesser proportion of the lease rental payment is allocated as lease interest income, and a higher amount is treated as repayment of the lease.

Our future earnings are dependent upon the continuation of existing lease arrangements and our continued investment in new lease arrangements. Future earnings may also be significantly affected by the sale of vessels. Investments and sales which have affected our earnings since January 1, 2012, are listed in Item 4 above under acquisitions and disposals. Some of our lease arrangements contain purchase options which, if exercised by our charterers, will affect our future leasing revenues.

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

Vessel Management Expenses

Our vessel-owning subsidiaries with vessels on charter to the Frontline Charterers have entered into fixed rate management agreements with Frontline Management, under which Frontline Management is responsible for all technical management of the vessels.  These subsidiaries each pay Frontline Management a fixed fee of $6,500 per day per vessel for these services. An exception to this arrangement is for any vessel chartered to the Frontline Charterers which is sub-chartered by them on a bareboat basis, for which no management fee is payable for the duration of bareboat sub-charter.

In addition to the vessels on charter to the Frontline Charterers, and excluding the two container vessels bareboat chartered-in and time chartered out on charters designed to generate pre-determined net income (see Note 16 to the consolidated financial statements), we also have seven container vessels, twelve drybulk carriers and two car carriers employed on time charters. Additionally, the four container vessels currently under construction are scheduled to be employed on time charters following delivery from the shipyard. We have outsourced the technical management for these vessels and we pay operating expenses for the vessels as they are incurred.  The remaining vessels we own that have charters attached to them are employed on bareboat charters, where the charterer pays all operating expenses, including maintenance, drydocking and insurance.

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

Interest Expenses

Other than the interest expense associated with our 8.5% Senior Notes, which were redeemed on March 1, 2013, our 3.75% and our 3.25% convertible senior unsecured bonds, and our NOK500 million and our NOK600 million senior unsecured bonds, the amount of our interest expense will be dependent on our overall borrowing levels and may significantly increase when we acquire vessels or on the delivery of newbuildings. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. Interest expense may also change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments that we enter into.

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

Prior to December 31, 2011, the Frontline Charterers paid the Company a profit sharing rate of 20% of their earnings above average threshold charter rates on a time-charter equivalent basis from their use of the Company's fleet each fiscal year. For each profit sharing period, the threshold is calculated as the number of days in the period multiplied by the daily threshold TCE rates for the applicable vessels. Starting on January 1, 2012, the amendments to the charter agreements increased the profit sharing percentage to 25% for earnings above those threshold levels. Additionally, the amendments provide that during the four year period of the temporary reduction in charter rates, the Frontline Charterers will pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day. Under the terms of the amendments to the charter agreements, we received a compensation payment of $106 million, of which $50 million represents a non-refundable advance relating to the 25% profit sharing agreement. The non-double hull vessels which we previously owned were excluded from the profit sharing arrangements after their relevant anniversary dates in 2010, linked to the IMO phase-out regulations applying to such vessels. Profit sharing revenues are recorded when earned and realizable.

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

Impairment of Long-Lived Assets
The vessels and rigs held and used by us are reviewed for impairment on a quarterly basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment charge would be recognized if the estimate of future undiscounted cash flows expected to result from the use of the vessel or rig and its eventual disposal is less than its carrying amount. When testing for impairment, we consider daily rates currently in effect for existing charters and, using historical trends, estimated daily rates for each vessel or rig for its remaining useful life not covered by existing charters. In assessing the recoverability of carrying amounts, we must make assumptions regarding estimated future cash flows. These assumptions include assumptions about spot market rates, operating costs and the estimated economic useful life of these assets. In making these assumptions we refer to five-year and ten-year historical trends and performance as well as any known future factors. Factors we consider important which could affect recoverability and trigger impairment include significant underperformance relative to expected operating results, new regulations that change the estimated useful economic lives of our vessels and rigs, and significant negative industry or economic trends.

In the second quarter of 2009, the Company carried out a review of the carrying value of its vessels, drilling rigs and long-term investment, and concluded that the carrying values of six single-hull tankers and the investment in shares in a container vessel owner/operator were impaired. Following the impairment charges taken against these assets in 2009, no further impairment loss was required in 2010 and 2011. In the year ended December 31, 2012, reviews of the carrying value of long-lived assets indicated that the Company's long-term investments in shares in a container vessel owner/operator and warrants to purchase shares in a U.S. company were impaired, and charges were taken against these assets.

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

During the past few years, the charter-free market values of vessels have experienced particular volatility, with substantial declines in many vessel classes.  As a result, the charter-free market values of many of our vessels have declined below those vessels' carrying value. However, we would not impair those vessels' carrying value under our accounting impairment policy, because we expect future cash flows receivable from the vessels over their remaining useful lives, including existing charters, in all cases exceed such vessels' carrying values.

At December 31, 2012, we owned 61 vessels and rigs (excluding the two chartered-in containerships) and had newbuilding contracts to acquire a further five vessels. Taking into account the $190 million scheduled remaining yard payments for completing the newbuildings, and including the ultra-deepwater drilling units which are owned by equity accounted subsidiaries, the aggregate carrying value of these 66 assets at December 31, 2012, was $4.3 billion, as summarized in the table below. The table is presented in the context of the markets in which the vessels operate, with oil tankers and chemical tankers grouped together under "Tanker vessels", container vessels and car carriers grouped together under "Liners" and jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels grouped together under "Offshore units".

	Number of owned vessels	Carrying value at December 31, 2012 ($ millions)
Tanker vessels (1)	28	1,285
Drybulk carriers, including OBO (2)	13	356
Liners (3)	15	639
Offshore units (4)	10	1,985
	66	4,265

(1)	Includes 25 vessels with an aggregate carrying value of $1,177 million, which we believe exceeds their aggregate charter-free market value by approximately $519 million.

(2)	Includes 12 vessels with an aggregate carrying value of $348 million, which we believe exceeds their aggregate charter-free market value by approximately $104 million.

(3)	Includes 13 vessels with an aggregate carrying value of $563 million, which we believe exceeds their aggregate charter-free market value by approximately $238 million.

(4)
Includes two vessels with an aggregate carrying value of $82 million, which we believe exceeds their aggregate charter-free market value by approximately $5 million. Three of the offshore units, with an aggregate carrying value of $1,655 million, which we believe is $495 million less than their aggregate charter-free market value, are owned by wholly-owned subsidiaries accounted for using the equity method.

The above aggregate carrying value of $4,265 million at December 31, 2012, is made up of (a) $1,310 million investments in capital leases (see Note 15 to the consolidated financial statements), (b) $1,041 million vessels and equipment, (c) $69 million newbuildings, (d) $190 million cost to complete newbuildings and (e) $1,655 million carrying value of ultra-deepwater units owned by equity accounted subsidiaries.

The Company has provided a guarantee for the senior secured loan financing relating to the container vessel CMA CGM Corte Real chartered-in by SFL Corte Real Limited, which is a wholly-owned subsidiary accounted for using the equity method. At December 31, 2012, the outstanding balance on the loan, which is secured by a first priority mortgage on the vessel, was $52.6 million. The charter-free market value of the vessel at December 31, 2012, was $110 million.

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

Recent accounting pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs (International Financial Reporting Standards)". In general, ASU 2011-04 clarifies the FASB's intent about the application of existing fair value measurement and disclosure requirements, and for many of these requirements the amendments are not intended to result in any change in the application of ASC Topic 820, "Fair Value Measurement". At the same time, there are some amendments that do change particular principles or requirements relating to fair value measurement and disclosure. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 by the Company with effect from January 1, 2012, did not have a material impact on its disclosures or consolidated financial position, results of operations, and cash flows.

In June 2011, the FASB issued ASU 2011-05 “Presentation of Comprehensive Income” in order to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity, and requires entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a continuous statement of comprehensive income or in two separate but consecutive statements. The Company adopted this aspect of ASU 2011-05 with effect from the year ended December 31, 2011. ASU 2011-05 also included the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) in which the components of net income and the components of other comprehensive income are presented. Owing to concerns raised about difficulties in its implementation, this latter requirement has been deferred for further consideration, through the issue by the FASB in December 2011 of ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”.

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

In August 2012, the FASB issued ASU 2012-03 "Technical Amendments and Corrections to SEC Sections", which amends various SEC paragraphs of the ASC pursuant to the issuance of SEC Staff Accounting Bulletin No. 114 ("SAB 114"). SAB 114 was issued to update the relevant interpretive guidance in the SEC's Staff Accounting Bulletin series to make it consistent with current authoritative accounting guidance issued by the FASB. The principal changes involve revision or removal of accounting guidance references and other conforming changes to ensure consistency of reference throughout the SAB series. ASU 2012-03 is effective from the date of issuance. Its adoption did not have a material impact on the Company's disclosures or consolidated financial position, results of operations, and cash flows.

In October 2012, the FASB issued 2012-04 "Technical Corrections and Improvements" in order to clarify and amend various aspects of the ASC, particularly to recognize feedback from stakeholders in the ASC where appropriate. The amendments in ASU 2012-04 that are subject to transition guidance are effective for annual periods beginning after December 15, 2013. Its adoption is not expected to have a material impact on the Company's disclosures or consolidated financial position, results of operations, and cash flows.

Market Overview

The Oil Tanker Market
In 2012, overall freight rates increased compared to the very low levels in 2011. According to industry sources, longer sailing distances and reduced productivity were the main contributors to a healthy demand increase of about 8%. However, the delivery of new tanker tonnage to the market was high, although less than the record level of 2011, and scrapping levels were relatively low. This continued high fleet growth resulted in only a modest 1% increase in fleet utilization.

The over-supply of capacity resulted in 2012 being another poor year for tankers, with TCE rates for modern VLCCs and Suezmax tankers averaging approximately $26,800 and $18,400 per day, respectively. After a reasonably strong first half of 2012, the market weakened considerably in the second half with rates reducing to near operating cost levels.

According to industry sources, at the end of 2012 the total orderbook for new VLCCs consisted of 78 vessels, representing approximately 13% of the existing fleet, and the total order book for Suezmax tankers consisted of 84 vessels, representing approximately 18% of the existing fleet.

The Drybulk Shipping Market
The drybulk shipping market experienced another difficult year in 2012, continuing the deteriorating fundamentals of 2011. Overall, industry sources indicate that tonnage demand for vessels increased by approximately 7%, with growth in the Chinese coastal trade partly offset by slightly lower voyage distances. However, as a result of new vessels delivered from shipyards, drybulk capacity increased by more than 12% and average freight rates in 2012 dropped approximately 38% from 2011.

The market for Supramax and Handysize drybulk carriers was generally depressed throughout 2012. The average one-year time charter rates for Supramax and Handysize drybulk carriers were, respectively, $9,400 per day and $7,600 per day, representing decreases from 2011 of 35% and 28%.

During 2012, contracting for newbuilding drybulk carriers decreased significantly to the lowest level in six years, with less than 19 million dwt ordered compared to more than 80 million dwt ordered in 2010. Deliveries of new vessels amounted to 98 million dwt and scrapping removed some 33 million dwt, both record levels. At the end of 2012, the total orderbook for new drybulk carriers was 136 million dwt, equivalent to 20% of the existing fleet.

The Freight Liner Market (Containerships and Car Carriers)
The container charter market experienced another weak year in 2012, with continuing overcapacity made worse by the influx of some 1.25 million TEU of new capacity. This resulted in extreme downward pressure on freight rates and substantial losses for most container operators.

Industry sources indicate that container ship demand increased by approximately 7% in 2012. Overall, capacity grew by 7.7% to approximately 16.2 million TEU, after deducting 330,000 TEU which was scrapped. After a weak start to 2012, somewhat firmer charter rates were recorded in the middle of the year, but they fell back in the latter part of the year to around or below operating cost for owners. Charter rates were on average between 40% and 50% lower than in 2011. Approximately 500,000 TEU of capacity, almost 4% of the overall fleet, was reported to be idle at the end of the year, split between operators and non-operating owners.

Following the high 1.8 million TEU of newbuilding orders in 2011, contracting for new container vessels declined to 0.4 million TEU in 2012. The bias continues to be towards larger vessels with more than 60% of the orders being for vessels with capacities of 8,000 TEU and above. The lower level of contracting activity resulted in the year-end ratio of outstanding orders to existing fleet size decreasing from 28% to 21%.

The car carrier market was mixed in 2012. Very positive auto sales in the U.S. were offset by a decrease in sales in Western Europe, resulting in overall demand growth of 8%. The car carrier fleet consisted of 713 vessels at the end of 2012. There were 36 vessels delivered from shipyards in 2012 and only five vessels removed from the fleet, resulting in fleet growth of 6.5%. At the year end, the orderbook consisted of 42 vessels, of which 19 are scheduled for delivery in 2013.

The Offshore Market
The increase in oil and gas prices to record levels in 2008 created a world-wide increase in offshore exploration drilling activity, prompting a significant increase in dayrates for drilling units and high levels of orders for newbuilding jack-up rigs and ultra-deepwater drilling units. The oil price (Brent crude spot) declined from its record high of more than $140 per barrel in 2008 to an average of $63 per barrel in 2009, but by 2012 the price had recovered to an average of $113 per barrel. This resulted in oil and gas companies substantially increasing their investment in offshore exploration and development activity in the years since 2010. Although the major accident in April 2010 at the Macondo well in the Gulf of Mexico heightened safety and environmental concerns within the offshore oil and gas sector, this has not affected the strong recovery in offshore drilling activity.

Demand for jack-up drilling rigs and ultra-deepwater floating units firmed in 2012 and utilization increased by 2% to 96%. Day rates for ultra-deepwater units increased by 25% from 2011 to over $600,000 per day, with similar substantial increases for jack-up rigs.

Industry sources indicate that orders were placed for 77 newbuilding drilling units in 2012, slightly fewer than the 86 ordered in 2011. At the end of the year, the overall fleet consisted of 753 units, an increase of 27 over the previous year, with a further 86 new units scheduled for delivery before the end of 2014.

The above overviews of the various sectors in which we operate are based on current market conditions. However, market developments cannot always be predicted and may differ from our current expectations.

Inflation

Most of our time chartered vessels are subject to operating and management agreements that have the charges for these services fixed for the term of the charter. Thus, although inflation has a moderate impact on our corporate overheads and our vessel operating expenses, we do not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment.  In addition, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

Results of Operations

Year ended December 31, 2012, compared with year ended December 31, 2011

Net income for the year ended December 31, 2012, was $185.8 million, an increase of 42% from the year ended December 31, 2011.

(in thousands of $)	2012	2011
Total operating revenues	319,692	295,114
Gain on sale of assets	25,681	8,468
Compensation received on termination of charters	21,705	—
Total operating expenses	(159,458)	(140,877)
Net operating income	207,620	162,705
Interest income	27,174	23,401
Interest expense	(94,851)	(103,378)
Other non-operating items (net)	2,401	(2,455)
Equity in earnings of associated companies	43,492	50,902
Net income	185,836	131,175

Net operating income was $44.9 million higher in 2012, principally due to the $17.2 million increase in gain on asset sales and $21.7 million compensation received on termination of charters - see below. Net income was $54.7 million higher in 2012, owing to the increase in net operating income and the reduction in net interest costs, partly offset by reduced equity in earnings of associated companies.

Two container vessels chartered in on long-term bareboat charter in 2011, one jack-up drilling rig (sold in June 2011) and three ultra-deepwater drilling units were accounted for under the equity method during 2012 and 2011. The operating revenues of the wholly-owned subsidiaries owning these assets are included under "equity in earnings of associated companies", where they are reported net of operating and non-operating expenses.

Operating revenues

(in thousands of $)	2012	2011
Direct financing and sales-type lease interest income	65,715	104,616
Finance lease service revenues	64,766	69,992
Profit sharing revenues	52,176	482
Time charter revenues	60,258	29,449
Bareboat charter revenues	74,913	90,279
Other operating income	1,864	296
Total operating revenues	319,692	295,114

Total operating revenues increased 8% in the year ended December 31, 2012, compared with 2011.

On December 30, 2011, amendments were made to the charter agreements with the Frontline Charterers relating to 28 vessels accounted for as direct financing lease assets. In terms of the amendments, we received a compensation payment of $106 million and agreed to a $6,500 per day reduction in the time charter rate of each vessel for the period January 1, 2012, to December 31, 2015. Thereafter, the charter rates will revert to the previously agreed daily amounts. The leases were amended to reflect the compensation payment received and the reduction in future minimum lease payments to be received. The $38.9 million reduction in lease interest income from 2011 to 2012 is principally due to the charter amendments and the sale of four OBOs in 2012 and three OBOs in 2011, which were all direct financing lease assets chartered to the Frontline Charterers.

The reduction in finance lease service revenue reflects the sale of four OBOs in 2012 and three OBOs in 2011, which had been direct financing lease assets chartered to the Frontline Charterers on a time-charter basis.

Prior to December 31, 2011, the Frontline Charterers paid us profit sharing of 20% of their earnings from our vessels on a time-charter equivalent basis above average threshold charter rates each fiscal year. In 2011 we earned revenue of $0.5 million under this arrangement. The amendments to the charter agreements made on December 30, 2011, increased the profit sharing percentage to 25% for earnings above those threshold levels, and additionally provided that for the four year period of the temporary reduction in charter rates, the Frontline Charterers will pay us 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day per vessel. Of the $106 million compensation payment received, $50 million was a non-refundable advance relating to the 25% profit sharing agreement. In 2012 we earned $52.2 million under these new arrangements, none of which relates to the 25% profit sharing agreement.

During 2011, time charter revenues were earned by two 1,700 TEU container vessels, six drybulk carriers and the VLCC Front Ace. Four of the drybulk carriers had been delivered in the 2011 and the Front Ace was sold in March 2011.  In 2012, we took delivery of five additional drybulk carriers and two car carriers operating under time charters. Additionally, the bareboat charters on five 2,800 TEU container vessels were terminated in April 2012, since when they have operated on a time charter basis. The 105% increase in time charter revenues from 2011 to 2012 is due to the additional vessels operating under time charters, together with full year earnings by the four drybulk carriers delivered in 2011, slightly offset by the sale of Front Ace.

Bareboat charter revenues are earned by our vessels which are leased under operating leases on a bareboat basis. In 2011, these consisted of five 2,800 TEU container vessels, two 1,700 TEU container vessels, four offshore supply vessels, two chemical tankers, one jack-up drilling rig and four non-double hull VLCCs. The 17% decrease in bareboat charter revenues in 2012 is due to the termination in April 2012 of the bareboat charters on the five 2,800 TEU container vessels, and the disposals of three non-double hull VLCCs, one in 2011 and two in 2012.

Cash flows arising from direct financing and sales-type leases

The following table analyzes our cash flows from the direct financing and sales-type leases with the Frontline Charterers, Deep Sea and NCS during 2012 and 2011, and shows how they are accounted for:

(in thousands of $)	2012	2011
Charterhire payments accounted for as:
Direct financing and sales-type lease interest income	65,715	104,616
Finance lease service revenues	64,766	69,992
Direct financing and sales-type lease repayments	58,571	204,874
Total direct financing and sales-type lease payments received	189,052	379,482

As noted above, on December 30, 2011, amendments were made to the charter agreements with the Frontline Charterers relating to 28 vessels accounted for as direct financing leases, whereby we received a compensation payment of $106 million and agreed to a $6,500 per day reduction in the time charter rate for each vessel for the period January 1, 2012, to December 31, 2015. Lease repayments in 2011 include the $106 million compensation payment received from the Frontline Charterers. Total lease payments received in 2012 reflect the $6,500 per day reduction in rates applicable to the vessels chartered to the Frontline Charterers.

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

Gain on sale of assets

Gains of $25.7 million were recorded in 2012 on the disposals of the non-double hull VLCCs Front Duke and Front Lady, and the OBOs Front Rider, Front Climber, Front Driver and Front Viewer. Two non-double hull VLCCs and three OBOs were sold in 2011, with gains totaling $8.5 million.

Compensation received on termination of charters

In April 2012, we agreed to terminate the long-term bareboat charter agreements with Horizon Lines LLC relating to five 2,800 TEU container vessels. We received termination compensation consisting of second lien notes in Horizon Lines LLC with a face value of $40 million, warrants exercisable into ten percent of the common stock in the parent company Horizon Lines, Inc., and inventory remaining on board the vessels at the time of their re-delivery. The aggregate fair value of these acquired assets amounted to $21.7 million (see Note 9 to the Consolidated Financial Statements for further details)

Operating expenses

(in thousands of $)	2012	2011
Vessel operating expenses	94,914	81,063
Depreciation	55,602	49,929
Administrative expenses	8,942	9,885
	159,458	140,877

Vessel operating expenses consist mainly of payments to Frontline Management of $6,500 per day for each tanker and OBO chartered to the Frontline Charterers, in accordance with the vessel management agreements. However, no operating expenses are paid to Frontline Management in respect of any vessel which is sub-chartered on a bareboat basis. Vessel operating expenses also include operating and occasional voyage expenses for the container vessels, drybulk carriers and car carriers operated on a time-charter basis and managed by related and unrelated parties.

Vessel operating expenses increased by $13.9 million from 2011 to 2012. The increase was largely due to the additional container vessels, drybulk carriers and car carriers operating under time charters in 2012, partly offset by reduced payments to Frontline Management associated with disposals of OBOs. Vessel operating expenses in 2012 include voyage expenses of $1.8 million incurred in relocating three previously laid-up 2,800 TEU container vessels prior to the commencement of their new time charters.

Depreciation expenses relate to the vessels on charters accounted for as operating leases. The increase from 2011 to 2012 is primarily due to the acquisition in 2012 of five drybulk carriers and two car carriers, and the acquisition during 2011 of the jack-up drilling rig Soehanah and four drybulk carriers.

Administrative expenses, which include salaries, accommodation, and fees for professional and administrative services, were reduced from 2011 to 2012, mainly owing to lower salary costs.

Interest income

Interest income increased by $3.8 million in 2012, mainly as a result of investments made in 2011 and 2012 in available-for-sale securities, interest receivable on the second-lien notes received in 2012 from Horizon Lines LLC, and a full year of interest on the loans of $50 million made in 2011 linked to the container vessels CMA CGM Magellan and CMA CGM Corte Real.

Interest expense

(in thousands of $)	2012	2011
Interest on US$ floating rate loans	36,234	44,413
Interest on NOK floating rate bonds due 2014	5,006	5,769
Interest on NOK floating rate bonds due 2017	1,507	—
Interest on 8.5% Senior Notes	23,197	24,007
Interest on 3.75% convertible bonds	4,688	4,180
Swap interest	18,340	17,854
Other interest	13	24
Amortization of deferred charges	5,866	7,131
	94,851	103,378

At December 31, 2012, the Company and its consolidated subsidiaries had total debt outstanding of $1.8 billion (2011: $1.9 billion) comprised of $248 million net outstanding principal amount of 8.5% senior notes (2011: $274 million), $186 million (NOK1,036 million) net outstanding principal amount of NOK floating rate bonds (2011: $75 million, NOK447 million), $125 million net outstanding principal amount of 3.75% convertible bonds (2011: $125 million) and $1.3 billion under floating rate secured long term credit facilities (2011: $1.4 billion). The average three-month US$ London Interbank Offered Rate, or LIBOR, was 0.43% in 2012 and 0.33% in 2011. The overall decrease in interest expense is due to reduced debt levels and lower amortization of deferred charges.

The decrease in interest payable on the 8.5% Senior Notes and NOK floating rate bonds due 2014 is due to repurchases in 2011 and 2012, which are being held as treasury bonds. The increase in interest payable on 3.75% convertible bonds and NOK floating rate bonds due 2017 is due to their issue dates, in February 2011 and October 2012, respectively.

At December 31, 2012, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $1.0 billion of floating rate debt at a weighted average rate excluding margin of 3.35% per annum (2011: $1.1 billion of floating rate debt fixed at a weighted average rate excluding margin of 3.37% per annum).

Amortization of deferred charges was $1.3 million lower in 2012 than 2011, mainly as a result of accelerated loan repayments made in December 2011.

As reported above, three ultra-deepwater drilling units, two container vessels and one jack-up drilling rig were accounted for under the equity method in 2012 and 2011. Their non-operating expenses, including interest expenses, are not included above, but are reflected in "equity in earnings of associated companies" below.

Other non-operating items

Other non-operating items amounted to a net gain of $2.4 million in 2012 (2011: net loss of $2.5 million). The net gain in 2012 consists of $7.8 million favorable mark-to-market valuation adjustments to financial instruments, offset by long-term asset impairment charges of $3.4 million and $2.0 million other costs, mainly bank and loan commitment fees. The net loss in 2011 consisted of $4.4 million adverse mark-to-market valuation adjustments to financial instruments and $2.7 million other costs, partly offset by a $4.1 million gain on disposal of an associated company and a $0.5 million gain on the purchase of 8.5% Senior Notes.

Equity in earnings of associated companies

During 2011 and 2012, the Company had certain wholly-owned subsidiaries accounted for under the equity method, as discussed in Notes 2 and 16 of the consolidated financial statements included herein. The total equity in earnings of associated companies in 2012 was $7.4 million less than in 2011, due to the sale in June 2011 of the associated company owning a jack-up drilling rig and scheduled reduced earnings on the three ultra-deepwater drilling units, partly offset by a full year of earnings from the two container vessels chartered in on long-term bareboat charters in 2011.

Year ended December 31, 2011, compared with the year ended December 31, 2010

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

Two container vessels chartered in on long-term bareboat charters in 2011, one jack-up drilling rig (sold in June 2011), three ultra-deepwater drilling units, and one drybulk carrier (sold in 2010) were accounted for under the equity method during 2011 and 2010. The operating revenues of the wholly-owned subsidiaries owning these assets are included under "equity in earnings of associated companies", where they are reported net of operating and non-operating expenses.

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

In general, direct financing and sales-type lease interest income reduces over the terms of our leases, as progressively a lesser proportion of the lease rental payment is allocated to interest income and a greater proportion is treated as repayment of the lease. In 2011, we sold three OBOs which were direct financing lease assets chartered to the Frontline Charterers. In 2010, the direct financing lease periods of six non-double hull VLCCs ended, when they reached their anniversary dates and the terms of their continuing charters with Frontline resulted in them becoming accounted for as operating lease assets. These factors, together with the disposal of two other VLCCs in 2010, resulted in a 17% reduction in our total lease interest income compared to 2010.

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

During 2010, time charter revenues were earned by two 1,700 TEU container vessels, two drybulk carriers and the VLCC Front Ace. One of the container vessels and the two drybulk carriers had been delivered in the fourth quarter of 2010 and the Front Ace became on operating lease asset in September 2010. The Front Ace was sold in March 2011.  The increase in time charter revenues in 2011 is due to the delivery in 2011 of four additional drybulk carriers, together with full year earnings by the container vessel and two drybulk carriers delivered in 2010.

Bareboat charter revenues are earned by our vessels which are leased under operating leases on a bareboat basis. In 2010, these consisted of five 2,800 TEU container vessels, two 1,700 TEU container vessels, four offshore supply vessels, two chemical tankers and five non-double hull VLCCs which became operating lease assets on their anniversary dates in 2010, one of which was subsequently sold in April 2010. The increase in bareboat charter revenues in 2011 is due to the acquisition in January 2011 of the jack-up drilling rig Soehanah, slightly offset by the disposal of the VLCC Front Highness in February 2011.

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

Gain on sale of assets

Gains of $8.5 million were recorded in 2011 on the disposals of the VLCCs Front Highness and Front Ace, and the OBOs Front Leader, Front Breaker and Front Striver.  Four vessels were sold in 2010, including the newbuilding Everbright sold under a sales-type lease agreement with a gain of $26.0 million.

Operating expenses

(in thousands of $)	2011	2010
Vessel operating expenses	81,063	81,021
Depreciation	49,929	34,201
Administrative expenses	9,885	9,097
	140,877	124,319

Vessel operating expenses were substantially unchanged from 2010 to 2011. Reductions of approximately $7 million in payments to Frontline Management resulting from the sales in 2011 of three OBOs and one time-chartered VLCC, and the transfer to bareboat charters in 2010 of five non-double hull tankers, were offset by increased operating costs for the new drybulk carriers and container vessels acquired in 2010 and 2011.

Depreciation expenses relate to the vessels on charters accounted for as operating leases. The increase from 2010 to 2011 is primarily due to the acquisition in 2011 of four drybulk carriers and the jack-up drilling rig Soehanah, and the acquisition in the fourth quarter of 2010 of two drybulk carriers and a container vessel.

The increase in administrative expenses from 2010 to 2011 is primarily due to salaries, including the fair value cost of stock options awarded to directors and employees. In 2010, there was a write back of the costs of unvested share options on the departure of the former Chairman of the Board of Directors.

Interest income

Interest income increased by 11% in 2011, mainly as a result of investments made in 2011 in available-for-sale securities and loans of $50 million linked to the container vessels CMA CGM Magellan and CMA CGM Corte Real. This was partially offset by interest received in 2010, but not in 2011, on the late settlement of various receivable amounts relating to newbuilding and sales contracts, and a further amount received from Frontline on the seller's credit issued to them when Front Vista was sold.

Interest expense

(in thousands of $)	2011	2010
Interest on US$ floating rate loans	44,413	43,774
Interest on NOK floating rate bonds	5,769	1,211
Interest on 8.5% Senior Notes	24,007	25,437
Interest on 3.75% convertible bonds	4,180	—
Swap interest	17,854	22,852
Other interest	24	3,122
Amortization of deferred charges	7,131	5,036
	103,378	101,432

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

Other non-operating items

Other non-operating items amounted to a net cost of $2.5 million in 2011 (2010: $16.2 million. The net cost in 2011 consisted of $4.4 million adverse mark-to-market valuation adjustments to financial instruments (2010: $14.7 million) and $2.7 million other costs, mainly bank and loan commitment fees (2010: $1.5 million), partly offset by a $4.1 million gain on disposal of an associated company (2010: $nil) and a $0.5 million gain on the purchase of 8.5% Senior Notes (2010: $nil).

Equity in earnings of associated companies

During 2010 and 2011, the Company had certain wholly-owned subsidiaries accounted for under the equity method, as discussed in Notes 2 and 16 of the consolidated financial statements included herein. The total equity in earnings of associated companies was substantially unchanged from 2010 to 2011, with additional earnings in 2011 from two new containership and one jack-up drilling rig (previously fully consolidated) offsetting the reduced earnings on three ultra-deepwatee drilling units and the loss of earnings on the drybulk carrier sold in 2010. In June 2011 the associated company owning a jack-up drilling rig was sold for a gain of $4.1 million, pursuant to the charterer of the rig exercising their option to acquire it.

Liquidity and Capital Resources

We operate in a capital intensive industry.  Our purchase of the tankers in the initial transaction with Frontline was financed through a combination of debt issuances, a deemed equity contribution from Frontline and borrowings from commercial banks.  Our subsequent acquisitions have been financed through a combination of our own equity and term loans from commercial banks.  Providers of such borrowings generally require that the loans be secured by mortgages against the assets being acquired, and at December 31, 2012, substantially all of our vessels and drilling units are pledged as security. However, in common with many other companies, we also have unsecured borrowings as shown below. Providers of unsecured financing do so on the basis of the company's assets and liabilities, cash flow, operating results and other factors, all of which affect the terms on which such unsecured financing is available. In general, unsecured financing is a more expensive than borrowings secured against collateral.

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows.  Revenues from our time charters and bareboat charters are received 15 days in advance, monthly in advance, or monthly in arrears.  Vessel management and operating fees are payable monthly in advance for vessels chartered to the Frontline Charterers, and as incurred for other time-chartered vessels.

Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short and long term needs. This includes arranging borrowing facilities on a cost-effective basis. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Norwegian Kroner, Singapore dollars and Pound Sterling.

Surplus funds may be deployed to acquire equity or debt interests in other companies, with the aim of generating competitive returns. Such investments may also utilize credit facilities arranged specifically to facilitate such investment, such as the $55 million secured securities financing agreement described below.

Our short-term liquidity requirements relate to servicing our debt and funding working capital requirements, including required payments under our management agreements and administrative services agreements.  Sources of short-term liquidity include cash balances, short-term investments, available amounts under revolving credit facilities and receipts from our charters.  We believe that our cash flow from the charters will be sufficient to fund our anticipated debt service and working capital requirements for the short and medium term.

Our long-term liquidity requirements include funding the equity portion of investments in new vessels, and repayment of long-term debt balances, including those relating to the following loan agreements of the Company and its consolidated subsidiaries:

-	3.75% convertible senior unsecured bonds due 2016

-	3.25% convertible senior unsecured bonds due 2018

-	NOK500 million senior unsecured bonds due 2014

-	NOK600 million senior unsecured bonds due 2017

-	$58 million secured revolving credit facility due 2013

-	$149 million secured term loan facility due 2014

-	$43 million secured term loan facility due 2014

-	$77 million secured term loan facility due 2015

-	$30 million secured revolving credit facility due 2015

-	$725 million secured term loan and revolving credit facility due 2015

-	$43 million secured term loan facility due 2015

-	$53 million secured term loan facility due 2017

-	$49 million secured term loan and revolving credit facility due 2018

-	$54 million secured term loan facility due 2018

-	$95 million secured term loan and revolving credit facility due 2018

-	$167 million secured term loan and revolving credit facility due 2018

-	$210 million secured term loan facility due 2019

-	$75 million secured term loan facility due 2019

-	$171 million secured loan facility due 2022

-	$184 million secured term loan facility due 2026

-	$55 million secured securities financing agreement

Our long-term liquidity requirements also include repayment of the following long-term loan agreements of our equity-accounted subsidiaries:

-	$420 million secured term loan and revolving credit facility due 2018

-	$1.4 billion secured term loan facility due 2013

At December 31, 2012, all of our vessels and rigs were pledged as security against borrowings, with the exception of the non-double hull VLCC Edinburgh which was sold in January 2013.

At April 12, 2013, we had remaining contractual commitments relating to newbuilding contracts totaling approximately $190 million.

We expect that we will require additional borrowings or issuances of equity in the long term to meet our capital requirements.

As of December 31, 2012, we had cash and cash equivalents of $61 million (2011: $95 million). In the year ended December 31, 2012, we generated cash of $87 million from operations and $34 million from investing activities and used $155 million net in financing activities.

During the year ended December 31, 2012, we paid five dividends totaling $1.86 per common share (2011: four dividends totaling $1.55), or a total of $152 million (2011: $123 million). All dividends paid in 2012 and 2011 were cash payments. Dividends paid in 2012 included an additional accelerated fourth quarter dividend of $0.39 per common share, in addition to the regular third quarter dividend, also $0.39 per common share. Both of these dividends were paid on December 28, 2012.

Borrowings

As of December 31, 2012, we had total long-term debt outstanding of $1.8 billion (2011: $1.9 billion).  In addition, as of December 31, 2012, our wholly-owned subsidiaries SFL West Polaris Limited, or SFL West Polaris, and SFL Deepwater Ltd., or SFL Deepwater, had long term debt of $398 million and $822 million, respectively (2011: $470 million and $939 million, respectively). These two subsidiaries are accounted for using the equity method, and their outstanding long-term debt is not included in the long-term debt shown on our consolidated balance sheet.

The following table presents an overall summary of our borrowings as at December 31, 2012:

	December 31, 2012
(in millions of $)	Outstanding balance on loan	Net amount available to draw
Unsecured borrowings:
8.5% Senior Notes due 2013	247.8	—
3.25% convertible bonds due 2018	125.0	—
NOK500 million bonds due 2014	78.5	—
NOK600 million bonds due 2017	107.9	—
Total unsecured borrowings	559.2	—
Loan facilities secured with mortgages on vessels and rigs, including newbuildings	1,272.0	57.5
Loan facilities secured against investments in securities	—	18.9
Total borrowings of Company and consolidated subsidiaries	1,831.2	76.4
Equity accounted subsidiaries: Loan facilities secured with mortgages on vessels and rigs	1,219.4	—
Total borrowings	3,050.6	76.4

As of December 31, 2012, there was $57.5 million net available to draw under secured revolving credit facilities and $18.9 million available to draw against the $55 million securities facility, based on 50% of the market value of our investment in marketable securities. In addition, we had commitments totaling $165 million under two secured loan facilities relating to future installments payable to shipyards under five newbuilding contracts.

In December 2003, we issued $580 million of 8.5% senior notes due 2013, of which $248 million was outstanding at December 31, 2012. In January 2013, we issued $350 million convertible senior unsecured bonds due 2018, the proceeds of which were partly used in March 2013 to fully repay our 8.5% senior notes, as further described below.

In April 2006, five subsidiaries entered into a $210 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of five newbuilding container vessels.  The loan agreement was amended and restated in April 2012 in connection with the termination of the original charters of the vessels to Horizon Lines, LLC. The facility is non-recourse to Ship Finance International Limited, as the holding company does not guarantee this debt.  However, as part of the amended agreement, Ship Finance now indirectly guarantees that revenues received by the vessel-owning subsidiaries over the remaining term of the loan will achieve certain minimum levels for each vessel, limited to $25 million in aggregate. At December 31, 2012, the outstanding amount under this facility was $175 million. The facility bears interest at LIBOR plus a margin, has a term of 12 years from original drawdown and is secured by the subsidiaries' assets.

In August 2007, five subsidiaries entered into a $149 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of five offshore supply vessels. One of the vessels was sold in January 2008 and the loan facility now relates to the remaining four subsidiaries. At December 31, 2012, the outstanding amount under this facility was $82 million. The facility bears interest at LIBOR plus a margin and has a term of seven years. The facility requires the four subsidiaries to maintain certain minimum levels of working capital and is secured by the subsidiaries' assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $35 million of the debt. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In January 2008, two subsidiaries entered into a $77 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of two offshore supply vessels. At December 31, 2012, the outstanding amount under this facility was $45 million. The facility bears interest of LIBOR plus a margin and has a term of seven years. The facility requires the two subsidiaries to maintain certain minimum levels of working capital and is secured by the subsidiaries' assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $24 million of the debt. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2008, a subsidiary entered into a $30 million secured revolving credit facility with a bank. The proceeds of the facility were used to partially fund the acquisition of the container vessel SFL Europa. At December 31, 2012, the outstanding amount under this facility was $7 million. The facility bears interest of LIBOR plus a margin and has a term of seven years. The facility is available on a revolving basis and is secured by the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2008, two subsidiaries entered into a $49 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers. At December 31, 2012, the outstanding amount under this facility was $29 million. In June 2011, the facility was amended, whereby part of the facility is available on a revolving basis. The facility bears interest of LIBOR plus a margin and has a term of ten years. The facility contains a minimum value covenant and is secured by the subsidiaries' assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees 30% of the outstanding debt. The facility contains covenants that require us to maintain certain minimum levels of free cash and adjusted book equity ratios.

In September 2008, two subsidiaries entered into a $58 million secured revolving credit facility with a syndicate of banks. The facility is secured by the two container vessels Heung-A Green (ex Asian Ace) and Green Ace, and a guarantee from Ship Finance International Limited.  At December 31, 2012, the amount outstanding under this facility was $23 million. The facility bears interest at LIBOR plus a margin and has a term of five years.  The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2010, a subsidiary entered into a $43 million secured term loan facility with a bank. The proceeds of the facility were used to partially finance the Suezmax tanker Glorycrown. At December 31, 2012, the amount outstanding under the facility was $35 million. The facility bears interest of LIBOR plus a margin and has a term of approximately five years. The facility is secured by the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2010, a subsidiary entered into a $43 million secured term loan facility with a bank. The proceeds of the facility were used to partially finance the Suezmax tanker Everbright. At December 31, 2012, the amount outstanding under this facility was $35 million. The facility bears interest of LIBOR plus a margin and has a term of five years. The facility is secured by the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2010, we entered into a $725 million secured term loan and revolving credit facility with a syndicate of banks, to replace a previous facility established in 2005 to partially finance 26 vessels chartered to Frontline Shipping. Nine of the vessels have since been sold, two of which were sold in 2013, and the facility now relates to the remaining 17 vessels. At December 31, 2012, the amount outstanding under this facility was $313 million. The facility bears interest at LIBOR plus a margin and has a term of five years. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In October 2010, we issued NOK500 million senior unsecured bonds. The bonds bear interest at Norwegian Interbank Offered Rate, or NIBOR, plus a margin and are redeemable in full in April 2014. Subsequent to the issue of the bonds, we have purchased bonds with principal amounts totaling NOK63 million, which are being held as treasury bonds. At December 31, 2012, the net amount outstanding was NOK437 million, equivalent to $79 million. The bonds may, in their entirety, be redeemed at our option from October 7, 2013 to April 6, 2014 upon giving bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest.

In November 2010, two subsidiaries entered into a $54 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two Supramax drybulk carriers. At December 31, 2012, the amount outstanding under this facility was $46 million. The facility bears interest at LIBOR plus a margin and has a term of eight years. The facility is secured by the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2011, we issued $125 million convertible senior bonds due 2016, all of which was outstanding at December 31, 2012. Interest on the bonds is fixed at 3.75% per annum. The bonds are convertible into our common shares at any time up to ten banking days prior to February 10, 2016. The conversion price at the time of issuance was $27.05 per share, representing a 35% premium on the share price at the time. Since then dividend distributions have reduced the conversion price to $21.73 per share.

In February 2011, a subsidiary entered into a $95 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of the jack-up drilling rig Soehanah. At December 31, 2012, the amount outstanding under this facility was $53 million. The facility bears interest at LIBOR plus a margin and has a term of seven years. The facility is secured against the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2011, three subsidiaries entered into a $75 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of three Supramax drybulk carriers, two of which were delivered in 2011 and the third in 2012. At December 31, 2012, the amount outstanding under this facility was $68 million. The facility bears interest at LIBOR plus a margin and has a term of approximately eight years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under the charters attached to the vessels or one year prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In May 2011, eight subsidiaries entered into a $171 million secured loan facility with a syndicate of banks. The facility is a Chinese export credit and is supported by China Export & Credit Insurance Corporation, or SINOSURE, which has provided an insurance policy in favor of the banks for part of the outstanding loan. The proceeds of the facility are to partly fund the container vessel SFL Avon, which was delivered in 2010, and seven newbuilding Handysize drybulk carriers, of which six were delivered in 2011 and 2012. The facility is for both pre- and post-delivery financing. At December 31, 2012, the amount outstanding under this facility was $140 million, relating to the seven vessels delivered and pre-delivery financing of installments paid to the shipyard for the vessel not yet delivered. In addition, there was a $18 million undrawn commitment relating to the vessel not yet delivered at December 31, 2012. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The facility is secured against the subsidiaries' assets and a guarantee from Ship Finance International Limited.

In June 2011, we entered into a $55 million secured securities financing agreement with a bank. The facility may be used to fund up to 50% of the acquisition cost of securities we may acquire from time to time. The facility bears interest at LIBOR plus a margin and will be secured against the relevant securities. The facility contains a covenant that requires us to maintain a minimum value of the securities held as collateral. At December 31, 2012, there was no amount outstanding under the facility.

In July 2011, we entered into a $167 million secured term loan and revolving credit facility agreement with a syndicate of banks. The proceeds of the facility were used to refinance a $350 million facility established in 2005 to partly fund the acquisition of five VLCCs, which matured in 2012. At December 31, 2012, the outstanding amount under this facility was $130 million. The facility bears interest at LIBOR plus a margin. The facility has a term of six years and is secured by the vessel-owning subsidiaries' assets. The facility contains covenants that require us to maintain a minimum aggregate value of the vessels as collateral and also certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2012, four vessel owning subsidiaries entered into a $184 million secured term loan agreement with a bank. The proceeds of the facility are to partly fund four container vessels under construction with expected delivery in 2013 and 2014. The facility is for both pre- and post-delivery financing. At December 31, 2012, the amount outstanding under this facility was $37 million, relating to pre-delivery financing of yard installments paid. In addition, there was a $147 million undrawn commitment relating to future yard installments. The facility bears interest at LIBOR plus a margin and has a term of 12 years from delivery of each vessel. The facility is secured by the subsidiaries' assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable six months prior to the expiry of the seven year time-charters under which the vessels will be employed. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In October 2012, we issued NOK600 million senior unsecured bonds. The bonds bear interest at NIBOR plus a margin and are redeemable in full in October 2017. At December 31, 2012, the amount outstanding was NOK600 million, equivalent to $108 million. The bonds may, in their entirety, be redeemed at our option from April 19, 2017, to October 18, 2017, upon giving bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest.

In November 2012, two vessel owning subsidiaries entered into a $53 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two car carriers. At December 31, 2012, the outstanding amount under this facility was $53 million. The facility bears interest at LIBOR plus a margin and has a term of five years from drawdown, which occurred in December 2012. The facility is secured against the subsidiaries' assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels or six months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In January 2013, we conducted a follow-on offering of $350 million convertible senior unsecured bonds due 2018. Interest on the bonds is fixed at 3.25% per annum. The proceeds of the offering were used to fund the redemption of the Company's outstanding 8.5% senior notes due 2013, which were fully redeemed on March 1, 2013, and for general corporate purposes, including working capital. The bonds are convertible into our common shares at any time up to two business days prior to February 1, 2018.The conversion price at the time of issuance was $21.945 per share, representing a 33% premium on the share price at the time. Related to the bond offering, we have loaned up to 6,060,606 of our common shares to an affiliate of one of the underwriters of the offering, in order to assist hedge positions by investors in the bonds. The 6,060,606 common shares were not newly issued shares but were shares loaned to us by Hemen, our largest shareholder.

In July 2008, our equity-accounted subsidiary SFL West Polaris entered into a $700 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of the newbuilding ultra deepwater drillship West Polaris. At December 31, 2012, the amount outstanding under this facility was $398 million, of which we guaranteed $70 million. In December 2012, SFL West Polaris entered into a new $420 million secured term loan and revolving credit facility with a syndicate of banks in order to refinance the outstanding balance under the $700 million facility and for general corporate purposes. The new facility bears interest at LIBOR plus a margin, has a term of five years from drawdown, and is secured by the subsidiary's assets. The new facility was drawn in full in January 2013, upon which the outstanding balance on the $700 million facility was prepaid. The lenders under the new $420 million facility have limited recourse to Ship Finance International Limited as the holding company only guarantees $100 million of the debt. The new facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In September 2008, our equity-accounted subsidiary SFL Deepwater entered into a $1.4 billion secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of two newbuilding ultra deepwater drilling rigs, West Hercules and West Taurus. At December 31, 2012, the amount outstanding under this facility was $822 million. The facility bears interest at LIBOR plus a margin, has a term of five years from its drawdown in November 2008 and is secured by the subsidiary's assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $200 million of the debt. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

We are in compliance with all loan covenants as at December 31, 2012.  At December 31, 2012, the three-month U.S. dollar LIBOR was 0.306% and the three-month Norwegian kroner NIBOR was 1.83%.

Minimum Value Covenants

Most of our loan facilities are secured with mortgages on vessels and rigs. At December 31, 2012, we had borrowings totaling $2.0 billion with minimum value covenants which are tested on a regular basis, including $1.2 billion borrowings in wholly-owned subsidiaries accounted for under the equity method. These borrowings were secured against 41 vessels and rigs which had combined charter-free market values totaling approximately $3.4 billion. A reduction of 10% in charter-free market values in 2013 would, after scheduled loan repayments and prepayments in the year, result in an additional reduction of availability on certain revolving credit facilities totaling approximately $0.4 million.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates. At December 31, 2012, the Company and its consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $851 million, whereby variable LIBOR interest rates excluding additional margins are swapped for fixed interest rates between 0.80% per annum and 4.85% per annum. We had also entered into interest rate/ currency swap contracts, related to our bonds denominated in Norwegian kroner, with notional principal amounts of NOK450 million ($76 million) and NOK600 million ($105 million), respectively, whereby variable NIBOR interest rates including additional margin are swapped for fixed interest rates of 5.32% per annum and 6.06% per annum, respectively, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK5.91 = $1 and NOK5.69 = $1, respectively. In addition, our equity-accounted subsidiaries had entered into interest swaps with a combined notional principal amount of $446 million, whereby variable LIBOR interest rates excluding additional margins are swapped for fixed interest rates between 1.91% per annum and 2.24% per annum. The overall effect of these swaps is to fix the interest rate on approximately $1.5 billion of floating rate debt at a weighted average interest rate of 4.59% per annum including margin.

Several of our charter contracts contain interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding loan, effectively transferring the interest rate exposure to the counterparty under the charter contract. At December 31, 2012, a total of $1.3 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity accounted subsidiaries. However, $528 million of this was subject to interest rate swaps entered into for the benefit of the charterer, and the balance of $819 million remained on a floating basis.

At December 31, 2012, our net exposure, including that within our equity-accounted subsidiaries, to interest rate fluctuations on our outstanding debt was $385 million, compared with $462 million at December 31, 2011. Our net exposure to interest fluctuations is based on our total of approximately $2.7 billion floating rate debt outstanding at December 31, 2012, less the approximately $1.5 billion notional principal of our interest rate swaps and the $819 million outstanding floating rate debt subject to interest adjustment clauses under charter contracts.

Apart from the above interest rate/currency swap contracts, at December 31, 2012, and the date of this report we were not party to any other derivative contracts.

Equity

No new shares were issued in the years ended December 31, 2010 and 2011.

In March 2012, we issued 100,000 new shares in order to satisfy options exercised by an employee. The exercise price of the option was $6.85 per share, resulting in a premium on issue of $0.6 million. In October 2012, we conducted an underwritten follow-on offering of 6,000,000 shares. The net proceeds of the offering were approximately $89 million, resulting in a premium on issue of $83 million.

The Company has accounted for the acquisition of vessels from Frontline at Frontline's historical carrying value.  The difference between the historical carrying value and the net investment in the lease (i.e. the fair value of the vessel at the inception of the lease) has been recorded as a deferred deemed equity contribution. This deferred deemed equity contribution is presented as a reduction in the net investment in finance leases in the balance sheet and results from the related party nature of both the transfer of the vessel and the subsequent finance lease.  The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the new lease arrangement, as lease payments are applied to the principal balance of the lease receivable. In the year ended December 31, 2012, we credited contributed surplus with $13 million of such deemed equity contributions (2011: $16 million). The unamortized balance of deferred deemed equity contributions at December 31, 2012, is $152 million (2011: $165 million).

In November 2006, the Board of Directors approved a share option scheme, permitting the directors to grant options in the Company's shares to employees and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, with a corresponding amount credited to additional paid in capital (see Note 22 to the consolidated financial statements). The additional paid in capital arising from share options granted was $0.6 million in the year ended December 31, 2012 (2011: $1.4 million).

During 2012, two employees exercised options and in lieu of issuing new shares the Company made payments to them totaling $1.5 million, equal to the intrinsic value of the options on the date of exercise. This amount is accounted for as a repurchase of the Company's shares and the payment is recorded as a reduction of additional paid-in capital.

Following the above transactions, as of December 31, 2012, our issued and fully paid share capital balance was $85 million, our additional paid in capital was $144 million and our contributed surplus balance was $561 million.

In January 2013, we issued 25,000 new shares at a price of $5.29 per share in order to satisfy options exercised by one of our employees.

Contractual Commitments

At December 31, 2012, we had the following contractual obligations and commitments:

	Payment due by period
	Less than 1 year	1–3 years	3–5 years	After 5 years	Total
	(in millions of $)
8.5% Senior Notes due 2013 (1)	—	—	—	248	248
NOK500 million senior unsecured bonds due 2014	—	79	—	—	79
3.75% unsecured convertible bonds due 2016	—	—	125	—	125
NOK600 million senior unsecured bonds due 2017			108		108
Floating rate long-term debt	158	551	117	446	1,272
Floating rate long-term debt in unconsolidated subsidiaries	859	72	72	216	1,219
Total debt repayments	1,017	702	422	910	3,051
Total interest payments (2)	82	86	48	10	226
Total vessel purchases (3)	155	35	—	—	190
Total contractual cash obligations	1,254	823	470	920	3,467

(1)
In January 2013, we issued $350 million senior unsecured convertible bonds due 2018, the proceeds of which were partly used in March 2013 to fully redeem the outstanding 8.5% Senior Notes. Accordingly, the 8.5% Senior Notes outstanding at December 31, 2012, are shown as repayable after five years.

(2)
Interest payments are based on the existing borrowings of both fully consolidated and equity-accounted subsidiaries. It is assumed that no further refinancing of existing loans takes place and that there is no repayment on revolving credit facilities. Interest rate swaps have not been included in the calculation. The interest has been calculated using the five year U.S. dollar swap of 0.870%, the five year NOK swap of 2.385% and the exchange rate of NOK5.7325 = $1 as of April 12, 2013, plus agreed margins. Interest on fixed rate loans is calculated using the contracted interest rates.

(3)
Vessel purchase commitments relate to the newbuilding Handysize drybulk carrier ($6 million), which was delivered to us in March 2013, and the four newbuilding container vessels ($184 million) scheduled for delivery in 2013 and 2014.

Research and development, patents and licenses etc.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

Trend information

Our charters with the Frontline Charterers provide that daily rates decline over the terms of the charters, as discussed in Item 4.B “Our Fleet”.

Asset prices have generally declined since their peak in 2008, although there was a brief upturn in the middle of 2010. Building prices for new vessels fell in general by between 5% to 10% to a ten-year low in 2012, and ordering levels fell by 30%, driven by weak operating conditions and also a difficult financing climate. Prices for second-hand vessels also declined, due not only to weaker freight markets but also to distressed asset sales, reduced newbuilding prices and the emergence of more fuel efficient vessels. Secondhand prices for drybulk vessels and containerships were down by 20-30%, but tanker prices declined by only 5-10%.

The spot market for tanker operators was generally weak throughout 2012 and although there was improvement towards the end of the year, charter rates have reverted to very low levels. It is expected that tonnage demand will increase in 2013 by slightly more than the increase in capacity resulting from newbuilding deliveries. However, with surplus capacity already existing, there is not expected to be much scope for spot charter rates to increase to more healthy levels. The main factors that could improve the fundamentals for the tanker markets are delays in delivery schedules from the yards and removal of older tonnage, but above all a higher level of growth in the world economy. Our tanker vessels on charter to the Frontline Charterers are subject to long term charters that provide for both a fixed base charter-hire and profit sharing payments that apply once the applicable Frontline Charterer earns daily rates from our vessels that exceed certain levels. If rates for vessels chartered on the spot market increase, our profit sharing revenues will likewise increase for those vessels operated by the Frontline Charterers in the spot market.

For drybulk carriers, 2012 saw the weakest market in some 26 years, with capacity supply well in excess of demand. With China accounting for approximately 40% of world demand, the market for 2013 will depend critically on China's economic growth rate, which is in turn significantly dependent on worldwide economic growth, predicted to be slightly stronger than in 2012.

Charter rates for container vessels declined in 2012, and with growth in demand predicted to be more or less matched by increased capacity it is expected that 2013 will be another difficult year for the containership industry. Again, it is a return to higher economic growth levels, particularly in the U.S. and Europe, which is needed before demand levels can rise sufficiently to reduce the current excess capacity and enable charter rates to increase.

The offshore drilling and supply markets continue to be strong, underpinned by exploration and development activities linked to higher oil prices and the need to replace reserves. Drilling activities are increasing in geographical spread and also water depths.

Interest rates have been at historically low levels since December 31, 2009, and are expected to remain low throughout 2013, based on the forward interest rate curve. If the tentative economic recovery becomes established and inflation emerges as a problem, it is possible that interest rates could start increasing from 2014 onwards. We have effectively hedged part of our interest exposure on our floating rate debt through swap agreements with banks. Several of our charter contracts also include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding loan relating to the asset, effectively transferring the interest rate exposure to our counterparty under the charter contract.

Off balance sheet arrangements

At December 31, 2012, we are not party to any arrangements which may be considered to be off balance sheet arrangements.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors and the Chief Executive Officer and the Chief Financial Officer of our wholly owned subsidiary Ship Finance Management AS, who are responsible for overseeing our management.

Name	Age	Position
Hans Petter Aas	67	Director, Chairman of the Board and Audit Committee member
Kate Blankenship	48	Director of the Company and Chairperson of the Audit Committee
Cecilie A. Fredriksen	29	Director of the Company
Paul Leand	46	Director of the Company
Harald Thorstein	33	Director of the Company
Ole B. Hjertaker	46	Chief Executive Officer of Ship Finance Management AS
Harald Gurvin	38	Chief Financial Officer of Ship Finance Management AS

Under our constituent documents, we are required to have at least one independent director on our board of directors whose consent will be required to file for bankruptcy, liquidate or dissolve, merge or sell all or substantially all of our assets.

Certain biographical information about each of our directors and executive officers is set forth below.

Hans Petter Aas has served as a director of the Company since August 2008 and as Chairman of the Board since January 2009.  He has served on the Audit Committee since 2010. Mr. Aas has a long career as banker in the international shipping and offshore market, and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR in August 2008. He joined DnB NOR (then Bergen Bank) in 1989, and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance. Mr. Aas is also a director of Golar LNG Limited, Knightsbridge Tankers Ltd., Knutsen Offshore Tankers ASA, JO Tankers, and Gearbulk Holding Limited.

Kate Blankenship has served as a director of the Company since October 2003. Mrs. Blankenship served as the Company's Chief Accounting Officer and Company Secretary from October 2003 to October 2005. Mrs. Blankenship has served as a director of Golar LNG Limited since July 2003, Frontline since August 2003, Golden Ocean since November 2004, Seadrill since May 2005, Archer Limited since August 2007, Golar LNG Partners LP since September 2007, Independent Tankers Corporation Limited since February 2008, Frontline 2012 Ltd. since December 2011 and Seadrill Partners LLC since 2012. She is a member of the Institute of Chartered Accountants in England and Wales.

Cecilie Astrup Fredriksen has served as a director of the Company since 2008. Ms. Fredriksen is the daughter of Mr. John Fredriksen and is currently employed by Frontline Corporate Services in London and serves as a director on several boards including Aktiv Kapital ASA, Frontline, Archer Limited and Golden Ocean. Ms. Fredriksen received a BA in Business and Spanish from the London Metropolitan University in 2006.

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

B. COMPENSATION

During the year ended December 31, 2012, we paid to our directors and executive officers aggregate cash compensation of $3.1 million including an aggregate amount of $0.05 million for pension and retirement benefits.  We reimburse directors for reasonable out of pocket expenses incurred by them in connection with their service to us.

In addition to cash compensation, during 2012 we also recognized an expense of $0.6 million relating to stock options issued to certain of our directors and employees. During 2012, 260,000 options were exercised, 72,500 were forfeited, and no new options were issued, bringing the total outstanding options at December 31, 2012, to 498,000.  The options vest over a three year period, with the first of them vesting in July 2010, and expire between July 2014 and March 2016. The exercise price of the options is currently between $5.29 and $17.10 per share, and shall be reduced from time to time by the amount of any future dividend declared with respect to the common shares.

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

D. EMPLOYEES

We currently employ seven persons on a full-time basis. We have contracted with Frontline Management and other third parties for certain managerial responsibilities for our fleet and with Frontline Management for some administrative services, including corporate services.

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in our common shares as of April 12, 2013, are as follows:

Director or Officer	Common Shares of $1.00 each	Including options to acquire Common Shares which have vested	Percentage of Common Shares Outstanding
Hans Petter Aas	25,000	25,000	*
Paul Leand	60,334	10,000	*
Kate Blankenship	15,211	10,000	*
Cecilie A. Fredriksen	10,000	10,000	*
Harald Thorstein	—	—	*
Ole B. Hjertaker	227,544	223,333	*
Harald Gurvin	66,667	66,667	*

*    Less than one percent.

Share Option Scheme

In November 2006, our board of directors approved the Ship Finance International Limited Share Option Scheme. The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the Company per share in the period from the date of grant until the date the options are exercised. In March 2012, one of our employees exercised options to acquire 100,000 shares at a price of $6.85 per share, and we issued 100,000 new shares in order to satisfy the exercised options. During 2012, two employees exercised options to acquire 160,000 shares, and in lieu of issuing new shares the Company made payments to them equal to the intrinsic value of the options on the date of exercise.

Details of options to acquire common shares in the Company by Directors and officers as of April 12, 2013, were as follows:

	Number of options
Director or Officer	Total	Vested	Exercise price	Expiration Date
Hans Petter Aas	25,000	25,000	$7.95	October 2014
Paul Leand	10,000	10,000	$7.95	October 2014
Kate Blankenship	10,000	10,000	$7.95	October 2014
Cecilie A. Fredriksen	10,000	10,000	$7.95	October 2014
Harald Thorstein	—	—	—	—
Ole B. Hjertaker	150,000	150,000	$5.29	July 2014
	20,000	20,000	$13.93	March 2015
	80,000	53,333	$17.10	March 2016
Harald Gurvin	40,000	40,000	$5.29	July 2014
	10,000	10,000	$13.93	March 2015
	25,000	16,667	$17.10	March 2016

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Ship Finance International Limited is indirectly controlled by another corporation (see below). The following table presents certain information as at April 12, 2013, regarding the ownership of our Common Shares with respect to each shareholder whom we know to beneficially own more than five percent of our outstanding Common Shares.

Owner	Number of Common Shares	Percent of Common Shares
Hemen Holding Ltd. (1)	28,379,293	33.29%
Farahead Investment Inc. (1)	5,700,000	6.69%

(1)
Hemen Holding Ltd. is a Cyprus holding company and Farahead Investment Inc. is a Liberian company, both indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the above shares of our common stock, except to the extent of his voting and dispositive interests in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the above shares of common stock. Related to our issue in January 2013 of $350 million 3.25% convertible senior unsecured bonds due 2018, Hemen has loaned us up to 6,060,606 of its holding in our shares, so that we can in turn lend them to an affiliate of one of the underwriters of the bond issue in order to assist investors in those bonds to hedge their position. These loaned shares are included in the holdings presented in the above table.

The Company's major shareholders have the same voting rights as other shareholders of the Company.

As at April 12, 2013 the Company had 447 holders of record in the United States. We had a total of 85,250,000 of Common Shares outstanding as of April 12, 2013.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control.

B. RELATED PARTY TRANSACTIONS

The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the NYSE in June 2004. A significant proportion of our assets were acquired from Frontline in 2004. The majority of our business continues to be transacted through contractual relationships between us and the following parties, which are indirectly controlled by our principal shareholder Hemen:

-	Frontline

-	Seadrill

-	Deep Sea

-	Golden Ocean

As of April 12, 2013, we charter 22 double-hull vessels to the Frontline Charterers under long-term capital leases, most of which were given economic effect from January 1, 2004.  At December 31, 2012, the balance of net investments in capital leases to the Frontline Charterers was $968 million (2011: $1,029 million) of which $42 million (2011: $45 million) represents short-term maturities. On December 30, 2011, amendments were made to the charter agreements relating to these vessels, in terms of which the Company received a compensation payment of $106 million and agreed to a $6,500 per day reduction in the time charter rate of each vessel for the period from January 1, 2012, to December 31, 2015. Thereafter, the charter rates revert to the previously agreed daily amounts. The leases were amended to reflect the compensation payment received and the reduction in future minimum lease payments to be received.

Prior to December 31, 2011, the Frontline Charterers paid the Company a profit sharing rate of 20% of their earnings above average threshold charter rates on a time-charter equivalent basis from their use of the Company's fleet each fiscal year.  The amendments to the charter agreements made on December 30, 2011, increased the profit sharing percentage to 25% for future earnings above those threshold levels. Of the $106 million compensation payment received, $50 million represents a non-refundable advance relating to the 25% profit sharing agreement. The Company earned and recognized profit sharing revenue under these arrangements in the year ended December 31, 2012, of $nil (2011: $0.5 million; 2010: $30.6 million).

The amendments to the charter agreements additionally provide that during the temporary reduction in charter rates, the Frontline Charterers will pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day per vessel. In the year ended December 31, 2012, the Company earned and recognized $52.2 million of revenue under this arrangement, which is also reported under "Profit sharing revenues" (2011: $nil; 2010: $nil).

In addition to the double-hull vessels discussed above, as of December 31, 2012, we chartered one non-double hull VLCC to Frontline Shipping III Limited, or Frontline Shipping III, under a short-term operating lease. Non-double hull vessels chartered to Frontline Shipping III were direct financing lease assets until their anniversary dates in 2010, linked to the IMO phase-out regulations for non-double hull tankers, after which the terms of the charters gave Frontline the option to terminate the charters at any time by giving 30 days notice. The profit sharing arrangement also ceased to apply to non-double hull vessels after their anniversary date in 2010. At December 31, 2012, the net book value of the vessel chartered to Frontline Shipping III under operating lease was $15 million (2011: $39 million). This vessel was delivered to its new owner in January 2013.

As of April 12, 2013, we charter three of our drilling units to the Seadrill Charterers under long-term capital leases, all of which are owned by equity-accounted subsidiaries. At December 31, 2012, the balance of net investments in capital leases to the Seadrill Charterers was $1,655 million (2011: $1,851 million), of which $176 million (2011: $196 million) represents short-term maturities.

As of April 12, 2013, we charter our six offshore supply vessels to subsidiaries of Deep Sea under long-term leases, two of which are accounted for as capital leases with the remaining four being operating leases. At December 31, 2012, the balance of net investments in capital leases to subsidiaries of Deep Sea was $82 million (2011: $92 million), of which $8 million (2011: $10 million) represents short-term maturities. At December 31, 2012, the net book value of operating assets leased to subsidiaries of Deep Sea was $117 million (2011: $127 million).

We pay Frontline Management a management fee of $6,500 per day per vessel for all vessels chartered to the Frontline Charterers, apart from certain vessels where the fee is suspended while they are sub-chartered on a bareboat basis. We also have seven container vessels, twelve drybulk carriers and two car carriers operating on time charters, for which the supervision of the technical management is sub-contracted to Frontline Management. In the year ended December 31, 2012, management fees payable to Frontline Management amounted to $66 million (2011: $71 million). The management fees are classified as vessel operating expenses. Frontline Management will also be responsible for the supervision of the technical management of the four newbuilding container vessels when they commence operations.

The operating management of seven container vessels and twelve drybulk carriers operating on time charter is sub-contracted to Golden Ocean. In the year ended December 31, 2012, fees payable to Golden Ocean amounted to approximately $534,000 (2011: $207,000; 2010: $20,000). Golden Ocean will also be responsible for part of the operational management of the four newbuilding container vessels when they commence operations.

We have an administrative services agreement with Frontline Management under which they provide us with certain administrative support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. In the year ended December 31, 2012, we paid Frontline Management $0.5 million for these services (2011: $0.5 million; 2010: $0.4 million).

We pay commission of 1% to Frontline Management in respect of all payments received in respect of the five year sales-type leases on the Suezmax tankers Glorycrown and Everbright. In 2012, we paid $0.1 million to Frontline Management pursuant to this arrangement (2011: $0.1 million; 2010: $0.5 million).

We pay fees to Frontline Management for the management supervision of some of our newbuildings, which in 2012 amounted to approximately $2.1 million (2011: $3.1 million; 2010: approximately $1.9 million).

In March 2012 and November 2012 we sold the two single-hull VLCCs Front Duke and Front Lady, respectively, to unrelated third parties. Termination fees totaling $23.1 million were paid to Frontline for the early termination of the related charters.

In July 2012, October 2012, November 2012 and December 2012 we sold the OBOs Front Rider, Front Climber, Front Driver and Front Viewer, respectively, to unrelated third parties. Termination fees totaling $12.9 million were received from Frontline for the early termination of the related charters and the estimated loss of future cash sweep income from Front Viewer.

In January 2013 we sold the non-double hull VLCC Edinburgh to an unrelated third party. A termination fee of approximately $7.8 million was paid to Frontline for the early termination of the related charter.

In February 2013 we sold Suezmax tanker Front Pride to an unrelated third party. A termination fee of approximately $2.1 million was received from Frontline for the early termination of the related charter.

In March 2013 the OBO Front Guider was sold to an unrelated third party. A termination fee of approximately $11.7 million was received from Frontline in December 2012 for the early termination of the related charter and the estimated loss of future cash sweep income.

In January 2013 we issued $350 million 3.25% convertible senior unsecured bonds due 2018. Related to the issue, Hemen has loaned us up to 6,060,606 of its holding in our shares, so that we can in turn lend them to an affiliate of one of the underwriters of the bond issue in order to assist investors in the bonds to hedge their position. We have agreed to pay Hemen a single loan fee of approximately $1.0 million for this arrangement, under which they will continue to receive the amount of any dividends receivable on the shares.

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

In July 2012, Hong Xiang Shipping Holding (Hong Kong) Co Limited, or Hong Xiang, redelivered four 34,000 dwt Handysize drybulk carriers before final maturity of the charters. At the time of the redelivery, Hong Xiang had failed to pay charter hire for approximately three months. The agreed charter period was five years beginning from the delivery date from the shipyard which occurred in 2011 and 2012 for each of the vessels. We have started arbitration proceedings for the remainder of the charter hire owed to us under the charter agreements.

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

We have paid the following cash dividends in 2008, 2009, 2010, 2011 and 2012:

Payment Date	Amount per Share
2008
March 10, 2008	$0.55
June 30, 2008	$0.56
September 15, 2008	$0.58

2009
January 7, 2009	$0.60
April 17, 2009	$0.30	(1)
July 6, 2009	$0.30	(1)
October 16, 2009	$0.30	(1)

2010
January 27, 2010	$0.30	(1)
March 30, 2010	$0.30
June 10, 2010	$0.33
September 30, 2010	$0.35
December 30, 2010	$0.36

2011
March 29, 2011	$0.38
June 29, 2011	$0.39
September 29, 2011	$0.39
December 29, 2011	$0.39

2012
March 28, 2012	$0.30
June 28, 2012	$0.39
September 28, 2012	$0.39
December 28, 2012	$0.39
December 28, 2012	$0.39	(2)

(1)
These dividends gave shareholders the choice of receiving payment in cash or newly issued common shares. The number of new shares issued pursuant to these dividend payments is given under the heading "Equity" in Item 5: "Operating and Financial Review and Prospects."

(2) This dividend was an accelerated dividend in respect of the fourth quarter of 2012.

B. SIGNIFICANT CHANGES

None

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

The Company's common shares were listed on the NYSE on June 15, 2004, and commenced trading on that date under the symbol "SFL".

The following table sets forth, for each of the five most recent full financial years, the high and low closing prices for the common shares on the NYSE.

Fiscal year ended December 31	High	Low
2012	$17.56	$9.34
2011	$22.43	$8.66
2010	$22.84	$13.81
2009	$14.32	$4.05
2008	$32.43	$9.01

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low closing prices for the common shares on the NYSE.

Fiscal year ended December 31, 2012	High	Low
First quarter	$15.66	$9.34
Second quarter	$16.45	$12.45
Third quarter	$17.56	$14.04
Fourth quarter	$16.73	$14.31

Fiscal year ended December 31, 2011	High	Low
First quarter	$22.43	$19.15
Second quarter	$20.97	$16.81
Third quarter	$18.31	$11.46
Fourth quarter	$14.90	$8.66

The following table sets forth, for the most recent six months, the high and low closing prices for the common shares on the NYSE.

	High	Low
March 2012	$17.64	$16.28
February 2013	$17.50	$15.96
January 2013	$17.71	$16.26
December 2012	$16.73	$15.93
November 2012	$16.19	$14.31
October 2012	$16.00	$14.91

ITEM 10.	ADDITIONAL INFORMATION

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

C. MATERIAL CONTRACTS

The Company has not entered into any new material contracts since January 1, 2009, other than those entered in the ordinary course of business. However, on December 30, 2011, amendments were made to certain charter agreements with Frontline which took effect on January 1, 2012, as shown below.

Amendments to charter agreements with Frontline Shipping and Frontline Shipping II
On December 30, 2011, amendments were made to the charter agreements with the Frontline Charterers, which relate to 28 double-hull vessels, six of which have since been sold. In terms of the amending agreements, the Company received a compensation payment of $106 million and agreed to a $6,500 per day reduction in the time charter rate of each vessel for the period from January 1, 2012 to December 31, 2015. Thereafter, the charter rates revert to the previously agreed daily amounts.

Prior to December 31, 2011, the Frontline Charterers paid the Company a profit sharing rate of 20% of their earnings above average threshold charter rates on a time-charter equivalent basis from their use of the Company's fleet each fiscal year. Starting on January 1, 2012, the amendments to the charter agreements increased the profit sharing percentage to 25% for earnings above those threshold levels. Additionally, the amendments provide that during the four year period of the temporary reduction in charter rates, the Frontline Charterers will pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day per vessel. Of the $106 million compensation payment received, $50 million represents a non-refundable advance relating to the 25% profit sharing agreement.

Prior to December 31, 2011, the Frontline Charterers had established cash charter services reserves of $46 million and $10 million, respectively, to support their obligation to make payments to us under the charters. The amendments released them from their obligation to hold such cash reserves.

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

For the 2012 taxable year, we believe the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, we believe the Company's common shares were primarily and regularly traded on an established securities market in the United States, namely the New York Stock Exchange, or NYSE.

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

Therefore, there are factual circumstances beyond our control that could cause the Company to lose the benefit of the Section 883 exemption and thereby become subject to U.S. federal income tax on its U.S. source shipping income.  For example, Hemen owned approximately 40% of our outstanding common shares as of December 31, 2012.  There is, therefore, a risk that the Company could no longer qualify for exemption under Section 883 for a particular taxable year if other 5% Shareholders were, in combination with Hemen, to own 50% or more of the outstanding common shares of the Company on more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances as to the tax-exempt status of the Company or any of its subsidiaries.

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

We do not believe that we were treated as a PFIC for our 2012 taxable year. For the 2013 taxable year and future taxable years, depending upon the relative amount of income we derive from our various assets as well as their relative fair market values, it is possible that we may be treated as a PFIC.

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

At December 31, 2012, the Company had entered into combined currency and interest rate swap contracts with a total notional principal of NOK450 million ($76 million), to hedge against fluctuations in interest and exchange rates on our NOK500 million floating rate unsecured bonds due 2014. Under these contracts, variable NIBOR interest rates including additional margin is swapped for fixed interest at 5.32%, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK5.91 = $1. These contracts expire in April 2014 and we estimate that we would receive $3 million to terminate them as of December 31, 2012 (2011: pay $2 million).

Similarly, at December 31, 2012, the Company had entered into combined currency and interest rate swap contracts with a total notional principal of NOK600 million ($105 million), to hedge against fluctuations in interest and exchange rates on our NOK600 million floating rate unsecured bonds due 2017. Under these contracts, variable NIBOR interest rates including additional margin is swapped for fixed interest at an average of 6.06%, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK5.69 = $1. These contracts expire in October 2017 and we estimate that we would pay $0.2 million net to terminate them as of December 31, 2012 (2011: $nil).

At December 31, 2012, the Company and its consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $851 million at rates excluding margin over LIBOR of between 0.80% per annum and 4.85% per annum. In addition, our equity-accounted subsidiaries had entered into interest rate swaps with a combined notional principal amount of $446 million at rates excluding margin over LIBOR of between 1.91% per annum and 2.24% per annum. The swap agreements mature between August 2013 and August 2022, and we estimate that we would pay $90 million to terminate these agreements as of December 31, 2012 (2011: pay $103 million).

The overall effect of these swaps is to fix the interest rate on approximately $1.5 billion of floating rate debt denominated in U.S. dollars and Norwegian kroner at a weighted average interest rate of 4.59% per annum including margin.

Several of our charter contracts contain interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on the outstanding loan, effectively transferring the interest rate exposure to the counterparty under the charter contract. At December 31, 2012, a total of $1.3 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity accounted subsidiaries. Of this, $528 million was also subject to interest rate swaps entered into for the benefit of the charterer, with the balance of $819 million remaining on a floating rate basis.

At December 31, 2012, our net exposure, including equity-accounted subsidiaries, to interest rate fluctuations on our outstanding debt was $385 million, compared with $462 million at December 31, 2011. Our net exposure to interest fluctuations is based on our total of $2.7 billion floating rate debt outstanding at December 31, 2012, less the $1.5 billion notional principle of our interest rate swaps and the $819 million outstanding floating rate debt subject to interest adjustment clauses under charter contracts. A one per-cent change in interest rates would thus increase or decrease interest expense by $3.9 million per year as of December 31, 2011 (2011: $4.6 million).

Apart from the above interest rate and currency swap contracts, at December 31, 2012, and the date of this report we were not party to any other derivative contracts.

The fair market value of our outstanding 8.5% Senior Notes was $249 million as of December 31, 2012 (2011: $264 million).

The Company may in the future enter into short-term TRS arrangements relating to our own shares, bonds and Senior Notes or securities in other companies.

Apart from our NOK500 million and NOK600 million floating rate bonds, which have been hedged, the majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency.

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

Pursuant to Rules 13a-15(e) and 15(d)-15(e) of the Exchange Act, management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2012. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act, as of December 31, 2012. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2012.

c)	Attestation report of the registered public accounting firm

MSPC, Certified Public Accountants and Advisors, or MSPC, a Professional Corporation and our independent registered public accounting firm, has issued their attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2012. Such report appears on page F-2.

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

ITEM 16 C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2012 and 2011 was MSPC. The following table sets forth the fees related to audit and other services provided by MSPC.

	2012	2011
Audit Fees (a)	$520,000	$520,000
Audit-Related Fees (b)	$126,250	$57,625
Tax Fees (c)	—	—
All Other Fees (d)	$53,759	$34,252
Total	$700,009	$611,877

(a)	Audit Fees
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

(e)	Audit Committee's Pre-Approval Policies and Procedures
Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X, that require the board of directors to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2012 and 2011 were approved by the Board of Directors pursuant to the pre-approval policy.

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

1.2*	Amended and Restated Bye-laws of the Company, as adopted on September 28, 2007, incorporated by reference to Exhibit 1 of the Company's 6-K filed on October 22, 2007.

2.1*	Form of Common Stock Certificate of the Company, incorporated by reference to Exhibit 4.1 of the Company's Original Registration Statement.

4.1*	Form of Performance Guarantee dated January 1, 2004, issued by Frontline Ltd, incorporated by reference to Exhibit 10.3 of the Company's Original Registration Statement.

4.2*	Amendment No. 4 to Performance Guarantee dated January 1, 2004, incorporated by reference to Exhibit 4.3 of the Company's 2009 Annual Report as filed on Form 20-F on April 1, 2010.

4.3*	Form of Time Charter, incorporated by reference to Exhibit 10.4 of the Company's Original Registration Statement.

4.4*	Form of Vessel Management Agreements, incorporated by reference to Exhibit 10.5 of the Company's Original Registration Statement.

4.5*	Form of Charter Ancillary Agreement dated January 1, 2004, incorporated by reference to Exhibit 10.6 of the Company's Original Registration Statement.

4.6*	Addendum No. 6 to Charter Ancillary Agreement dated January 1, 2004, incorporated by reference to Exhibit 4.8 of the Company's 2009 Annual Report as filed on Form 20-F on April 1, 2010.

4.7*	Amendments dated August 21, 2007, to the Charter Ancillary Agreements, incorporated by reference to Exhibit 4.8 of the Company's 2007 Annual Report as filed on Form 20-F on March 17, 2008.

4.8*	New Administrative Services Agreement dated November 29, 2007, incorporated by reference to Exhibit 4.10 of the Company's 2007 Annual Report as filed on Form 20-F on March 17, 2008.

4.9*	Share Option Scheme, incorporated by reference to Exhibit 2.2 of the Company's 2006 Annual Report as filed on Form 20-F on July 2, 2007.

4.10*
Bond Agreement relating to Ship Finance International Limited Callable Senior Unsecured Bond Issue 2010/2014, dated October 6, 2010 incorporated by reference to Exhibit 4.11 of the Company's 2010 Annual Report filed on Form 20-F on March 25, 2011.

4.11*
Bond Agreement relating to Ship Finance International Limited Senior Unsecured Callable Convertible Bond Issue 2011/2016, dated February 11, 2011 incorporated by reference to Exhibit 4.12 of the Company's 2010 Annual Report filed on Form 20-F on March 25, 2011.

4.12*	Addendum No. 7 to Charter Ancillary Agreement dated January 1, 2004, incorporated by reference to Exhibit 4.13 of the Company's 2011 Annual Report filed on Form 20-F on April 27, 2012.

4.13*	Addendum No. 3 to Charter Ancillary Agreement dated June 20, 2005, incorporated by reference to Exhibit 4.14 of the Company's 2011 Annual Report filed on Form 20-F on April 27, 2012.

4.14*
Indenture by and among the Company, U.S. Bank National Association and Deutsche Bank Trust Company Americas, dated January 30, 2013, incorporated by reference to the Company's report on Form 6-K filed on February 4, 2103.

4.15*
First Supplemental Indenture by and among the Company, U.S. Bank National Association and Deutsche Bank Trust Company Americas, dated January 30, 2013, incorporated by reference to the Company's report on Form 6-K filed on February 7, 2013.

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

* Incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHIP FINANCE INTERNATIONAL LIMITED
(Registrant)

Date:	April 17, 2013	By:	/s/ Harald Gurvin
Harald Gurvin
Principal Financial Officer

Ship Finance International Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Ship Finance International Limited

We have audited the accompanying consolidated balance sheets of Ship Finance International Limited and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. We also have audited the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's annual report on internal controls over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ship Finance International Limited and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/S/ MSPC
Certified Public Accountants and Advisors
A Professional Corporation
New York, New York
April 17, 2013

Ship Finance International Limited

CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2012, 2011 and 2010
(in thousands of $, except per share amounts)

	2012	2011	2010
Operating revenues
Direct financing lease interest income - related parties	59,214	97,757	119,445
Direct financing and sales-type lease interest income - other	6,501	6,859	7,332
Finance lease service revenues - related parties	64,766	69,992	76,876
Profit sharing revenues - related parties	52,176	482	30,566
Time charter revenues - related parties	—	660	698
Time charter revenues - other	60,258	28,789	3,731
Bareboat charter revenues - related parties	20,701	21,276	21,863
Bareboat charter revenues - other	54,212	69,003	47,064
Other operating income	1,864	296	485
Total operating revenues	319,692	295,114	308,060
Gain on sale of assets and termination of charters	47,386	8,468	28,104
Operating expenses
Vessel operating expenses - related parties	66,455	71,283	78,289
Vessel operating expenses - other	28,459	9,780	2,732
Depreciation	55,602	49,929	34,201
Administrative expenses - related parties	471	504	424
Administrative expenses - other	8,471	9,381	8,673
Total operating expenses	159,458	140,877	124,319
Net operating income	207,620	162,705	211,845
Non-operating income / (expense)
Interest income – related parties, associated companies	19,575	19,575	19,575
Interest income – related parties, other	—	—	493
Interest income - other	7,599	3,826	1,039
Interest expense - related parties	—	—	(3,121)
Interest expense - other	(94,851)	(103,378)	(98,311)
Gain/(loss) on purchase of bonds	(122)	521	(13)
Gain on sale of investment in associated company	—	4,064	—
Long-term investment impairment charge	(3,353)	—	—
Other financial items, net	5,876	(7,040)	(16,208)
Net income before equity in earnings of associated companies	142,344	80,273	115,299
Equity in earnings of associated companies	43,492	50,902	50,413
Net income	185,836	131,175	165,712
Per share information:
Basic earnings per share	$2.31	$1.66	$2.10
Weighted average number of shares outstanding, basic	80,594	79,125	79,056
Diluted earnings per share	$2.22	$1.62	$2.09
Weighted average number of shares outstanding, diluted	85,868	83,627	79,283
Cash dividend per share declared and paid	$1.86	$1.55	$1.34

The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31, 2012, 2011 and 2010
(in thousands of $)

	2012	2011	2010
Comprehensive income, net of tax
Net income	185,836	131,175	165,712
Fair value adjustments to hedging financial instruments	(18,407)	(19,467)	(9,858)
Fair value adjustments to hedging financial instruments in associated companies	19,561	20,074	(11,396)
Reclassification into net income of previous fair value adjustments to hedging financial instruments	27	1,756	14,629
Fair value adjustments to available for sale securities	896	(327)	—
Other items of comprehensive income/(loss)	67	(16)	(5)
Other comprehensive income/(loss), net of tax	2,144	2,020	(6,630)
Comprehensive income	187,980	133,195	159,082

The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited
CONSOLIDATED BALANCE SHEETS
as of December 31, 2012 and 2011
(in thousands of $)

	2012	2011
ASSETS
Current assets
Cash and cash equivalents	60,542	94,915
Available for sale securities	55,661	23,324
Trade accounts receivable	7,997	210
Due from related parties	54,203	9,775
Other receivables	3,673	2,606
Inventories	2,951	1,228
Prepaid expenses and accrued income	735	545
Investment in direct financing and sales-type leases, current portion	56,870	60,160
Total current assets	242,632	192,763
Vessels and equipment	1,259,588	1,062,295
Accumulated depreciation on vessels and equipment	(218,462)	(165,465)
Vessels and equipment, net	1,041,126	896,830
Newbuildings	69,175	123,750
Investment in direct financing and sales-type leases, long-term portion	1,086,989	1,159,900
Investment in associated companies	232,891	169,838
Loans to related parties - associated companies, long-term	221,884	274,184
Loans to others, long-term	50,000	50,000
Other long-term investments	1,241	3,140
Deferred charges	23,740	25,723
Financial instruments (long-term): mark to market valuation	3,411	—
Total assets	2,973,089	2,896,128
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	157,689	150,342
Trade accounts payable	1,455	681
Due to related parties	9,227	4,421
Accrued expenses	12,576	9,370
Other current liabilities	16,571	9,334
Total current liabilities	197,518	174,148
Long-term liabilities
Long-term debt	1,673,511	1,760,122
Financial instruments (long-term): mark to market valuation	85,881	79,870
Other long-term liabilities	21,411	24,897
Total liabilities	1,978,321	2,039,037
Commitments and contingent liabilities
Stockholders' equity
Share capital ($1 par value; 125,000,000 shares authorized at December 31, 2012 and 2011); (85,225,000 shares issued and outstanding at December 31, 2012; 79,125,000 shares issued and outstanding at December 31, 2011).	85,225	79,125
Additional paid-in capital	144,258	61,670
Contributed surplus	561,372	548,354
Accumulated other comprehensive loss	(79,421)	(62,004)
Accumulated other comprehensive loss – associated companies	(5,176)	(24,737)
Retained earnings	288,510	254,683
Total stockholders' equity	994,768	857,091
Total liabilities and stockholders' equity	2,973,089	2,896,128
The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2012, 2011 and 2010
(in thousands of $)

	2012	2011	2010
Operating activities
Net income	185,836	131,175	165,712
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	55,602	49,929	34,201
Long-term investment impairment charge	3,353	—	—
Amortization of deferred charges	5,866	7,131	5,036
Amortization of seller's credit	(1,942)	(2,047)	(2,072)
Equity in earnings of associated companies	(43,492)	(50,902)	(50,413)
Gain on sale of assets and termination of charters	(47,386)	(8,468)	(28,104)
Gain on sale of investment in associated company	—	(4,064)	—
Adjustment of derivatives to market value	(7,780)	4,408	14,733
(Gain)/ loss on repurchase of bonds	122	(521)	13
Interest receivable in form of notes	(1,779)	—	—
Other, net	(543)	67	(248)
Changes in operating assets and liabilities
Trade accounts receivable	(7,787)	864	799
Due from related parties	(51,623)	29,113	15,282
Other receivables	(1,067)	1,921	1,949
Inventories	(97)	(744)	(390)
Prepaid expenses and accrued income	(190)	(218)	(150)
Trade accounts payable	774	232	441
Accrued expenses	3,206	2,589	(2,585)
Other current liabilities	(4,503)	3,196	(433)
Net cash provided by operating activities	86,570	163,661	153,771
Investing activities
Repayments from investments in direct financing and sales-type leases	58,571	204,874	174,946
Additions to newbuildings	(90,612)	(156,223)	(157,736)
Purchase of vessels	(76,936)	(151,562)	(33,575)
Proceeds from sale of vessels and termination of charters	100,733	71,461	39,500
Proceeds from sale of investment in associated company	—	37,048	—
Distribution from associated companies	—	—	435,000
Net amounts received from/(paid to) associated companies	56,443	56,702	(379,010)
Costs of other long-term investments	—	(50,000)	(648)
Purchase of available for sale securities	(13,890)	(23,763)	—
Redemption/ (placement) of restricted cash	—	5,601	(1,500)
Net cash provided by/(used in) investing activities	34,309	(5,862)	76,977
Financing activities
Shares issued, net of issuance costs	89,596	—	—
Payments in lieu of issuing shares for exercised share options	(1,477)	—	—
Repurchase of bonds	(28,096)	(23,230)	(11,917)
Proceeds from issuance of short-term and long-term debt	259,097	408,592	981,234
Repayments of short-term and long-term debt	(318,374)	(394,747)	(1,056,040)
Debt fees paid	(3,989)	(17,822)	(12,417)
Cash settlement of derivative instruments	—	—	(11,592)
Cash dividends paid	(152,009)	(122,644)	(117,235)
Net cash used in financing activities	(155,252)	(149,851)	(227,967)
Net (decrease)/increase in cash and cash equivalents	(34,373)	7,948	2,781
Cash and cash equivalents at start of the year	94,915	86,967	84,186
Cash and cash equivalents at end of the year	60,542	94,915	86,967
Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	86,692	94,228	99,106

The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2012, 2011 and 2010
(in thousands of $, except number of shares)

	2012	2011	2010
Number of shares outstanding
At beginning of year	79,125,000	79,125,000	79,125,000
Shares issued	6,100,000	—	—
At end of year	85,225,000	79,125,000	79,125,000
Share capital
At beginning of year	79,125	79,125	79,125
Shares issued	6,100	—	—
At end of year	85,225	79,125	79,125
Additional paid-in capital
At beginning of year	61,670	60,261	59,307
Payments in lieu of shares issued for exercised share options	(1,477)	—	—
Employee stock options issued	569	1,409	954
Shares issued	83,496	—	—
At end of year	144,258	61,670	60,261
Contributed surplus
At beginning of year	548,354	532,143	506,559
Amortization of deferred equity contributions	13,018	16,211	25,584
At end of year	561,372	548,354	532,143
Accumulated other comprehensive loss
At beginning of year	(62,004)	(43,950)	(48,716)
Loss on hedging financial instruments reclassified into earnings	27	1,756	14,629
Fair value adjustments to hedging financial instruments	(18,407)	(19,467)	(9,858)
Fair value adjustments to available for sale securities	896	(327)	—
Other comprehensive income/(loss)	67	(16)	(5)
At end of year (for breakdown see below)	(79,421)	(62,004)	(43,950)
Accumulated other comprehensive loss – associated companies
At beginning of year	(24,737)	(44,811)	(33,415)
Fair value adjustment to hedging financial instruments	19,561	20,074	(11,396)
At end of year (consists entirely of fair value adjustments to hedging financial instruments)	(5,176)	(24,737)	(44,811)
Retained earnings
At beginning of year	254,683	246,152	186,468
Net income	185,836	131,175	165,712
Dividends declared	(152,009)	(122,644)	(106,028)
At end of year	288,510	254,683	246,152
Total stockholders' equity	994,768	857,091	828,920

Components of consolidated accumulated other comprehensive income	2012	2011	2010
Fair value adjustments to hedging financial instruments	(80,039)	(61,659)	(43,948)
Fair value adjustments to available for sale securities	569	(327)	—
Other items	49	(18)	(2)
Total consolidated accumulated other comprehensive income	(79,421)	(62,004)	(43,950)
The accompanying notes are an integral part of these consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Notes to the Consolidated Financial Statements

1.	GENERAL

Ship Finance International Limited ("Ship Finance" or the "Company") is an international ship and offshore asset owning and chartering company, incorporated in October 2003 in Bermuda as a Bermuda exempted company under Bermuda Companies Law of 1981. The Company's ordinary shares are listed on the New York Stock Exchange under the symbol "SFL". The Company is primarily engaged in the ownership, operation and chartering out of vessels and offshore related assets on medium and long-term charters.

The Company was incorporated as a subsidiary of Frontline Ltd. ("Frontline") for the purpose of acquiring a fleet of crude oil tankers from Frontline. Since then, in addition to tankers acquired from Frontline, the Company has acquired vessels of other types, in line with its strategy to expand and diversify. As of December 31, 2012, the Company owned 18 very large crude oil carriers ("VLCCs"), eight Suezmax crude oil carriers, one oil/bulk/ore carrier ("OBO"), five Supramax drybulk carriers, six Handysize drybulk carriers, nine container vessels, two car carriers, one jack-up drilling rig, three ultra-deepwater drilling units, six offshore supply vessels and two chemical tankers. The above includes the Suezmax tankers Glorycrown and Everbright, which are subject to sales-type lease agreements, and one non-double hull VLCC, one Suezmax tanker and one OBO, which were delivered to their new owners in January, February and March 2013, respectively. The three ultra-deepwater drilling units referred to above are owned by two wholly-owned subsidiaries of the Company that are accounted for using the equity method (see Note 16). Two further wholly-owned subsidiaries accounted for using the equity method have chartered-in two container vessels on a long-term bareboat basis. In addition, as at December 31, 2012, the Company has contracted to acquire one newbuilding Handysize drybulk carrier, which was delivered in March 2013, and four newbuilding container vessels, scheduled to be delivered in 2013 and 2014.

Since its incorporation in 2003 and public listing in 2004, Ship Finance has established itself as a leading international ship and offshore asset owning and chartering company, expanding both its asset and customer base.

2.	ACCOUNTING POLICIES

Basis of Accounting

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries. All inter-company balances and transactions have been eliminated on consolidation. Where necessary, comparative figures for previous years have been reclassified to conform to changes in presentation in the current year.

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

Investments in associated companies

Investments in companies over which the Company exercises significant influence but which it does not consolidate are accounted for using the equity method. The Company records its investments in equity-method investees on the consolidated balance sheets as "Investment in associated companies" and its share of the investees' earnings or losses in the consolidated statements of operations as "Equity in earnings of associated companies". Three ultra-deepwater drilling units are owned by two wholly-owned subsidiaries of the Company that are accounted for using the equity method. Two further wholly-owned subsidiaries accounted for using the equity method have chartered in two container vessels on a long-term bareboat basis.

Use of accounting estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currencies

The Company's functional currency is the U.S. dollar as the majority of revenues are received in U.S. dollars and the majority of the Company's expenditures are made in U.S. dollars. The Company's reporting currency is also the U.S. dollar. Most of the Company's subsidiaries report in U.S. dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet date. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency transaction gains or losses are included under "Other financial items" in the consolidated statements of operations.

Revenue and expense recognition

Revenues and expenses are recognized on the accrual basis.

The Company generates its revenues from the charter hire of its vessels and offshore related assets. Revenues are generated from time charter hire, bareboat charter hire, direct financing lease interest income, sales-type lease interest income, finance lease service revenues and profit sharing arrangements, where contracts exist, the charter rates are predetermined, service is provided and the collection of the revenue is reasonably assured.

Each charter agreement is evaluated and classified as an operating or a capital lease. Rental receipts from operating leases are recognized in income as it is earned ratably on a straight line basis over the duration of the period of each charter as adjusted for off-hire days.

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

Vessel operating expenses are expensed as incurred. Under a time charter, specified voyage costs such as fuel and port charges are paid by the charterer and other non-specified voyage expenses, such as commissions, are paid by the Company. Vessel operating costs include crews, voyage costs not applicable to the charterer, maintenance and insurance and are paid by the Company. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating costs and risks of operation. If payment is received in advance from charterers, it is recorded as deferred charter revenue and recognized as revenue over the period to which it relates.

Amounts receivable from profit sharing arrangements with Frontline Shipping Limited ("Frontline Shipping") and Frontline Shipping II Limited ("Frontline Shipping II") are accrued based on amounts earned at the reporting date. Profit share income has two elements:

- 25% profit sharing: Prior to December 31, 2011, Frontline Shipping and Frontline Shipping II paid the Company profit sharing of 20% of their earnings on a time-charter equivalent basis from their use of the Company's fleet above average threshold charter rates each fiscal year. The amendments to the charter agreements made on December 30, 2011, increased the profit sharing percentage to 25% for future earnings above those threshold levels as from January 1, 2012. In December 2011, the Company received a $106 million compensation payment from Frontline, of which $50 million represents a non-refundable advance relating to the 25% profit sharing agreement.

- Cash sweep: The amendments to the charter agreements additionally provide that for the four year period commencing January 1, 2012, of the temporary $6,500 per day per vessel reduction in charter rates, Frontline Shipping and Frontline Shipping II will pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day per vessel.

All contingent elements of rental income, such as profit share, cash sweep and interest rate adjustments, are recognized when the contingent conditions have materialized.

Cash and cash equivalents

For the purposes of the consolidated statements of cash flows, all demand and time deposits and highly liquid, low risk investments with original maturities of three months or less are considered equivalent to cash.

Available for sale securities

Available for sale securities held by the Company consist of listed and unlisted corporate bonds, which earn interest income. Any premium paid on acquisition is amortized over the life of the bond. Available for sale securities are recorded at fair value, with unrealized gains and losses recorded as a separate component of other comprehensive income. The fair value of unlisted corporate bonds is determined from an analysis of projected cash flows, based on factors including the terms, provisions and other characteristics of the bonds, credit ratings and default risk of the issuing entity, the fundamental financial and other characteristics of that entity, and the current economic environment and trading activity in the debt market.

Trade accounts receivable

The amount shown as trade accounts receivable at each balance sheet date includes receivables due from customers for hire of vessels and offshore related assets, net of allowance for doubtful balances. At each balance sheet date, all potentially uncollectable accounts are assessed individually to determine any allowance for doubtful receivables. At December 31, 2012 and 2011, no provision was made for doubtful receivables.

Inventories

Inventories are comprised principally of lubricating oils and are stated at the lower of cost and market value. Cost is determined on a first-in first-out basis.

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

This accounting policy for fixed assets has the effect that if an option is exercised there will be either a) no gain or loss on the sale of the asset or b) in the event that the option is exercised at a price in excess of the net book value at the option date, a gain will be reported in the statement of operations at the date of delivery to the new owners, under the heading "gain on sale of assets and termination of charters".

Office equipment is depreciated at 20% per annum on a reducing balance basis.

Capitalized interest

Interest expense is capitalized during the period of construction of newbuilding vessels based on accumulated expenditures for the applicable vessel at the Company's capitalization rate of interest. The amount of interest capitalized in an accounting period is determined by applying an interest rate ("the capitalization rate") to the average amount of accumulated expenditures for the vessel during the period. The capitalization rate used in an accounting period is based on the average three month London Interbank Offered Rate ("LIBOR"). The Company does not capitalize amounts in excess of actual interest expense incurred in the period.

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

If the terms of an existing lease are agreed to be amended, other than by renewing the lease or extending its term, in a manner that would have resulted in a different classification of the lease had such amended terms been in effect at the lease inception, the amended lease agreement shall be considered to be a new lease agreement over the remainder of its term. If the terms of a capital lease are amended in a way that does not result in it being treated as a new operating lease agreement, the remaining minimum lease payments and, if appropriate, the estimated residual value will be amended to reflect the revised terms, with a corresponding increase or decrease in unearned income.

Other Long-Term Investments

Other long-term investments are measured at fair value using the best available value indicators. The Company currently has two long-term investments.

One long-term investment consists of shares in a container vessel owner/operator which are not publicly traded, and the best estimate available for the valuation of this investment is the cost basis. When using this basis of valuation, the Company carries out regular reviews for possible impairment adjustments. Following such a review, an impairment adjustment was made to the carrying value of this asset in 2012, which is reported in the Consolidated Statements of Operations under "Long-term investment impairment charge" (see Note 5).

The other long-term investment consists of warrants to purchase shares in a U.S. company, which were received in 2012, together with other assets, as part of the consideration for the Company agreeing to terminate certain long-term charter agreements (see Note 9). Although shares in the U.S. company are traded on the over-the-counter market, the warrants are not listed. The Company considers that the best method of establishing the fair value of the warrants is to calculate their value in relation to the current market price of the underlying shares, taking into account the terms, restrictions and other features of the warrants, the fundamental financial and other characteristics of the issuing company, trading characteristics of the issuing company's shares, and actual sale transactions of comparable securities completed in secondary markets. The Company carries out regular reviews of the value of this investment, and adjusts the carrying value accordingly. If it is considered that the initial value of the warrants may not be recoverable, the Company records an impairment adjustment in the Consolidated Statements of Operations. Other changes in their value, which the Company believes to be temporary, are recorded as a separate component of other comprehensive income. In 2012, the Company concluded that the initial value of the warrants may not be recoverable and recorded an impairment charge, which is reported in the Consolidated Statement of Operations under "Long-term investment impairment charge" (see Note 5).

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

Impairment of long-lived assets, including other long-term investments

The carrying value of long-lived assets, including other long-term investments, that are held by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the carrying value of the asset and its fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell. The Company carried out a review of the carrying value of its vessels, drilling rigs and long-term investments in the second quarter of the year ended December 31, 2009, and concluded that the carrying values of six single-hull vessels, which have since been sold, and its investment in shares in a container vessel owner/operator were impaired. Following the impairment charges taken against these assets in 2009, no further impairment loss was required in 2010 and 2011. In the year ended December 31, 2012, reviews of the carrying value of long-lived assets indicated that the Company's long-term investments in shares in a container vessel owner/operator and warrants to purchase shares in a U.S. company were impaired, and charges were taken against these assets.

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

Convertible bonds

As required by ASC 470-20 "Debt with conversion and other options", the Company accounts for debt instruments with convertible features in accordance with the details and substance of the instruments at the time of their issuance. For convertible debt instruments issued at a substantial premium to equivalent instruments without conversion features, or those that may be settled in cash upon conversion, it is presumed that the premium or cash conversion option represents an equity component. Accordingly, the Company determines the carrying amounts of the liability and equity components of such convertible debt instruments by first determining the carrying amount of the liability component by measuring the fair value of a similar liability that does not have an equity component. The carrying amount of the equity component representing the embedded conversion option is then determined by deducting the fair value of the liability component from the total proceeds from the issue. The resulting equity component is recorded, with a corresponding offset to debt discount which is subsequently amortized to interest cost using the effective interest method over the period the debt is expected to be outstanding as an additional non-cash interest expense. Transaction costs associated with the instrument are allocated pro-rata between the debt and equity components.

For conventional convertible bonds which do not have a cash conversion option or where no substantial premium is received on issuance, it may not be appropriate to split the bond into the liability and equity components.

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

Share-based compensation

The Company accounts for share-based payments in accordance with ASC Topic 718 "Compensation – Stock Compensation" ("ASC 718"), under which the fair value of stock options issued to employees is expensed over the period in which the options vest. The Company uses the simplified method for making estimates of the expected term of stock options.

3.	RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs (International Financial Reporting Standards)". In general, ASU 2011-04 clarifies the FASB's intent about the application of existing fair value measurement and disclosure requirements, and for many of these requirements the amendments are not intended to result in any change in the application of ASC Topic 820, "Fair Value Measurement". At the same time, there are some amendments that do change particular principles or requirements relating to fair value measurement and disclosure. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 by the Company with effect from January 1, 2012, did not have a material impact on its disclosures or consolidated financial position, results of operations, and cash flows.

In June 2011, the FASB issued ASU 2011-05 “Presentation of Comprehensive Income” in order to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity, and requires entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a continuous statement of comprehensive income or in two separate but consecutive statements. The Company adopted this aspect of ASU 2011-05 with effect from the year ended December 31, 2011. ASU 2011-05 also included the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) in which the components of net income and the components of other comprehensive income are presented. Owing to concerns raised about difficulties in its implementation, this latter requirement has been deferred for further consideration, through the issue by the FASB in December 2011 of ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”.

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

In August 2012, the FASB issued ASU 2012-03 "Technical Amendments and Corrections to SEC Sections", which amends various SEC paragraphs of the ASC pursuant to the issuance of SEC Staff Accounting Bulletin No. 114 ("SAB 114"). SAB 114 was issued to update the relevant interpretive guidance in the SEC's Staff Accounting Bulletin series to make it consistent with current authoritative accounting guidance issued by the FASB. The principal changes involve revision or removal of accounting guidance references and other conforming changes to ensure consistency of reference throughout the SAB series. ASU 2012-03 is effective from the date of issuance. Its adoption did not have a material impact on the Company's disclosures or consolidated financial position, results of operations, and cash flows.

In October 2012, the FASB issued 2012-04 "Technical Corrections and Improvements" in order to clarify and amend various aspects of the ASC, particularly to recognize feedback from stakeholders in the ASC where appropriate. The amendments in ASU 2012-04 that are subject to transition guidance are effective for annual periods beginning after December 15, 2013. Its adoption is not expected to have a material impact on the Company's disclosures or consolidated financial position, results of operations, and cash flows.

4.	SEGMENT INFORMATION

The Company has only one reportable segment.

The Company's assets operate on a world-wide basis and the Company's management does not evaluate performance by geographical region or by asset type, as they believe that any such information would not be meaningful.

5.	LONG-TERM INVESTMENT IMPAIRMENT CHARGE

The Company recorded a long-term investment impairment charge of $3.4 million in the year ended December 31, 2012, in respect of two investments (2011: $nil; 2010: $nil). The Company monitors events and trends which could indicate that the carrying amount of its long-term investments may not be recoverable.

During the first quarter of 2012, the Company determined that its investment in the shares of a company which is not publicly traded would not generate sufficient future cash flows to ensure that its carrying value would be fully recoverable. An impairment charge of $2.9 million was recorded, equal to the difference between the carrying value of the investment and its estimated fair value of $nil. The carrying value of this investment at December 31, 2012, is $nil (2011: $2.9 million).

During the second quarter of 2012, the Company received warrants to purchase shares in a U.S. company, together with other assets, as part of the consideration for the Company agreeing to terminate certain long-term charter agreements (see Note 9). Although shares in the U.S. company are traded on the over-the-counter market, the warrants are not listed. The Company considers that the best method of establishing the fair value of the warrants is to calculate their value in relation to the current market price of the underlying shares, taking into account the terms, restrictions and other features of the warrants, the fundamental financial and other characteristics of the issuing company, trading characteristics of the issuing company's shares, and actual sale transactions of comparable securities completed in secondary markets. The initial fair value of these warrants was $1.7 million at the time of acquisition. A review of the fair value of this investment at the end of the second quarter of 2012 identified an impairment loss of $0.5 million, and the Company adjusted the carrying value accordingly. Subsequent reviews of the fair value of this investment have not resulted in any further impairment adjustments and the carrying value of this investment at December 31, 2012, was $1.2 million (2011: $nil).

6.	TAXATION

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

Other Jurisdictions

Certain of the Company's subsidiaries and branches in Singapore, Norway and the United Kingdom are subject to income tax in their respective jurisdictions. The tax paid by subsidiaries of the Company that are subject to income tax is not material.

7.	EARNINGS PER SHARE

The computation of basic EPS is based on the weighted average number of shares outstanding during the year and the consolidated net income of the Company. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31
(in thousands of $)	2012	2011	2010
Basic:
Net income available to stockholders	185,836	131,175	165,712
Diluted:
Net income available to stockholders	185,836	131,175	165,712
Interest paid on convertible bonds	4,688	4,180	—
	190,524	135,355	165,712

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31
(in thousands)	2012	2011	2010
Basic earnings per share:
Weighted average number of common shares outstanding	80,594	79,125	79,056
Diluted earnings per share:
Weighted average number of common shares outstanding	80,594	79,125	79,056
Effect of dilutive share options	168	286	227
Effect of dilutive convertible debt	5,106	4,216	—
	85,868	83,627	79,283

8.	OPERATING LEASES

Rental income

The minimum future revenues to be received under the Company's non-cancelable operating leases on its vessels as of December 31, 2012, are as follows:

(in thousands of $)
Year ending December 31
2013	128,904
2014	116,102
2015	109,480
2016	104,792
2017	101,943
Thereafter	126,421
Total minimum lease revenues	687,642

F-17

The cost and accumulated depreciation of vessels leased to third parties on operating leases at December 31, 2012 and 2011 were as follows:

(in thousands of $)	2012	2011
Cost	1,259,588	1,062,295
Accumulated depreciation	218,462	165,465
Vessels and equipment, net	1,041,126	896,830

9.	GAIN ON SALE OF ASSETS AND TERMINATION OF CHARTERS

The Company has recorded gains on sale of assets and termination of charters as follows:

	Year ended December 31
(in thousands)	2012	2011	2010
Gain on sale of assets	25,681	8,468	28,104
Gain on termination of charters	21,705	—	—
Total gain on sale of assets and termination of charters	47,386	8,468	28,104

Gain on sale of vessels

During the year ended December 31, 2012, the Company realized the following gains on sales of vessels:

(in thousands of $) Vessel	Imputed sales price	Book value	Gain/(loss)
Front Duke	14,722	12,500	2,222
Front Rider	10,187	8,274	1,913
Front Climber	8,938	7,818	1,120
Front Lady	14,080	9,738	4,342
Front Driver	9,574	6,253	3,321
Front Viewer	20,857	8,094	12,763
	78,358	52,677	25,681

The single-hull VLCCs Front Duke and Front Lady were accounted for as operating lease assets and were sold to unrelated parties in March 2012 and November 2012, respectively. The above sales prices are shown net of charter termination payments.

The OBOs Front Rider, Front Climber, Front Driver and Front Viewer were accounted for as direct financing lease assets and were sold to unrelated parties in July 2012, October 2012, November 2012 and December 2012, respectively. The above sales prices each include compensation earned for early termination of the charter.

Gain on termination of charters

In April 2012, the Company agreed to terminate the long-term bareboat charter agreements with Horizon Lines LLC relating to five container vessels. The Company received termination compensation consisting of second lien notes in Horizon Lines LLC with a face value of $40.0 million, warrants exercisable into ten percent of the common stock in the parent company Horizon Lines, Inc., and inventory remaining on board the vessels at the time of their redelivery. The $21.7 million aggregate fair value of these acquired assets is included in the Consolidated Statements of Operations in "Gain on sale of assets and termination of charters", made up as follows:

(in thousands of $)	Fair value
Second lien notes in Horizon Lines LLC - see (1) below	16,000
Warrants exercisable into common stock in Horizon Lines, Inc - see (2) below	1,665
Inventory on board vessels at time of redelivery - see (3) below	4,040
Total compensation received on termination of charters	21,705

(1)
The $40.0 million second lien notes bear interest, which can be paid in cash, in the form of additional notes or a combination of cash and additional notes at the option of Horizon Lines LLC, and mature in full in October 2016, unless previously redeemed. The notes are not listed and their estimated fair value at the time of acquisition was materially less than their face value. The fair value of the notes is determined from an analysis of projected cash flows, based on factors including the terms, provisions and other characteristics of the bonds, credit ratings and default risk of the issuing entity, the fundamental financial and other characteristics of that entity, and the current economic environment and trading activity in the debt market. The notes are being held as available for sale securities at fair value, with unrealized gains and losses recorded as a separate component of other comprehensive income (see Note 2 "Accounting policies"). The carrying value and face value of the notes including additional notes received and interest receivable as at December 31, 2012, are $17.8 million and $44.4 million, respectively.

(2)
The warrants can be exercised at any time between their issue and the 25th anniversary of the issue date. Although shares in Horizon Lines, Inc. are traded on the over-the-counter market, the warrants are not listed. The Company considers that the best method of establishing the fair value of the warrants is to calculate their value in relation to the current market price of shares in Horizon Lines, Inc., taking into account the terms, restrictions and other features of the warrants, the fundamental financial and other characteristics of Horizon Lines, Inc., the trading characteristics of shares in Horizon Lines, Inc. and actual sale transactions of comparable securities completed in secondary markets. The warrants are being held as a long-term investment at fair value. The Company carries out regular reviews of the value of this investment and if it is considered that the carrying value of the warrants may not be recoverable, the Company records an impairment adjustment in the Consolidated Statements of Operations. Other changes in their value, which the Company believes to be temporary, are recorded as a separate component of other comprehensive income (see Note 2: "Accounting policies"). In the second quarter of 2012, the Company recognized an impairment adjustment of $0.5 million. The carrying value of the warrants at December 31, 2012, is $1.2 million.

(3)	The inventory on board the vessels at the time of their redelivery, principally bunker fuel and lubricating oils, was valued at its market value.

10.	OTHER FINANCIAL ITEMS

Other financial items comprise the following items:

	Year ended December 31
(in thousands of $)	2012	2011	2010
Net increase/(decrease) in mark-to-market valuation of non-designated derivatives	6,314	(3,628)	(14,682)
Net increase/(decrease) in mark-to-market valuation of designated derivatives	1,466	(780)	(51)
Other items	(1,904)	(2,632)	(1,475)
Total other financial items	5,876	(7,040)	(16,208)

The net movement in mark-to-market valuations of designated derivatives relates to the ineffective portion of interest rate swaps and cross currency interest rate swaps that have been designated as cash flow hedges. The net movement in mark-to-market valuations of non-designated derivatives relates to terminated or de-designated interest rate swaps and cross currency interest rate swaps and non-designated interest rate swaptions. Changes in the valuations of the effective portion of interest rate swaps that are designated as cash flow hedges are reported under "Other comprehensive income". The above net increase/ (decrease) in valuation of non-designated derivatives in the year ended December 31, 2012, includes $27,000 (2011: $1.8 million; 2010: $14.6 million) reclassified from "Other comprehensive income", resulting from certain interest rate swaps relating to loan facilities no longer being designated as cash flow hedges.

Other items include bank charges, fees relating to loan facilities and foreign currency translation adjustments.

11.	AVAILABLE FOR SALE SECURITIES

Marketable securities held by the Company are debt securities considered to be available-for-sale securities.

(in thousands of $)	2012	2011
Amortized cost	55,092	23,651
Accumulated net unrealized gain/(loss)	569	(327)
Carrying value	55,661	23,324

The Company's investment in marketable securities consists of investments in secured notes which mature between 2015 and 2016. The net unrealized gain on available-for-sale securities included in other comprehensive income as at December 31, 2012, was $0.6 million (2011: net unrealized loss: $0.3 million).

12.	TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Trade accounts receivable

Trade accounts receivable are presented net of allowances for doubtful debts. The allowance for doubtful trade accounts receivable was $nil at both December 31, 2012 and 2011. Trade accounts receivable at December 31, 2012, represents charter hire outstanding and includes a balance of $5.0 million due from a charterer, which is currently in dispute and which forms part of a legal claim for compensation for failing to perform under the charter obligation. A further $1.9 million is due from another charterer in respect of the charter hire of two Suezmax tankers where the charterer is making part payments of the charter hire. As at December 31, 2012, the Company has no reason to believe that either amount will not be recovered through due process or negotiation.

Other receivables
Other receivables are presented net of allowances for doubtful accounts. No allowance for doubtful accounts was made by the Company as at December 31, 2012 and 2011.

13.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	2012	2011
Cost	1,259,588	1,062,295
Accumulated depreciation	218,462	165,465
Vessels and equipment, net	1,041,126	896,830

During 2012, the Company took delivery of five newbuilding drybulk carriers at an aggregate cost of $145.2 million and two car carriers at an aggregate cost of $76.9 million. During 2011, the Company took delivery of four newbuilding drybulk carriers at an aggregate cost of $123.5 million and the jack-up drilling rig Soehanah at a cost of $151.6 million.

Depreciation expense was $55.6 million for the year ended December 31, 2012 (2011: $49.9 million; 2010: $34.2 million).

14.	NEWBUILDINGS

The carrying value of newbuildings represents the accumulated costs which the Company has paid in purchase installments and other capital expenditures, together with capitalized loan interest. Interest capitalized in the cost of newbuildings amounted to $332,000 in 2012 (2011: $438,000; 2010: $308,000).

At December 31, 2012, there were five (2011: ten) newbuilding contracts with accumulated costs of $69.2 million (2011: $123.8 million). During 2012, five drybulk carriers were delivered. There were no new contracts for the construction of vessels agreed in 2012.

15.	INVESTMENTS IN DIRECT FINANCING AND SALES-TYPE LEASES

As at December 31, 2012, most of the Company's double-hull VLCCs, Suezmaxes and its OBO were chartered to Frontline Shipping and Frontline Shipping II on long-term, fixed rate time charters which extend for various periods depending on the age of the vessels, ranging from approximately two to fourteen years. Frontline Shipping and Frontline Shipping II are subsidiaries of Frontline, a related party, and the terms of the charters do not provide them with an option to terminate the charter before the end of its term.

Two of the Company's offshore supply vessels are chartered on long-term bareboat charters to DESS Cyprus Limited, a wholly owned subsidiary of Deep Sea Supply Plc. ("Deep Sea"), a related party. The terms of the charters provide the charterer with various call options to acquire the vessels at certain dates throughout the charters, which expire in 2020.

As of December 31, 2012, 26 of the Company's assets were accounted for as direct financing leases, all of which are leased to related parties. In addition, two of the Company's Suezmax tankers leased to non-related parties, Glorycrown and Everbright, were accounted for as sales-type leases.

The following lists the components of the investments in direct financing and sales-type leases as at December 31, 2012, of which Glorycrown and Everbright accounted for $93.5 million:

(in thousands of $)	2012	2011
Total minimum lease payments to be received	1,955,514	2,181,586
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(538,890)	(629,397)
Net minimum lease payments receivable	1,416,624	1,552,189
Estimated residual values of leased property (un-guaranteed)	328,865	352,328
Less: unearned income	(435,047)	(503,921)
	1,310,442	1,400,596
Less: deferred deemed equity contribution	(151,454)	(164,471)
Less: unamortized gains	(15,129)	(16,065)
Total investment in direct financing and sales-type leases	1,143,859	1,220,060
Current portion	56,870	60,160
Long-term portion	1,086,989	1,159,900
	1,143,859	1,220,060

The minimum future gross revenues to be received under the Company's non-cancellable direct financing and sales-type leases as of December 31, 2012, are as follows:

(in thousands of $) Year ending December 31
2013	177,700
2014	216,527
2015	201,627
2016	210,544
2017	204,394
Thereafter	944,722
Total minimum lease revenues	1,955,514

16.	INVESTMENT IN ASSOCIATED COMPANIES

The Company has certain wholly-owned subsidiaries which are accounted for using the equity method, as it has been determined under ASC 810 that they are variable interest entities in which Ship Finance is not the primary beneficiary.

At December 31, 2012, 2011 and 2010 the Company had the following participation in investments that are recorded using the equity method:

	2012	2011	2010
SFL West Polaris Limited	100.00%	100.00%	100.00%
SFL Deepwater Ltd	100.00%	100.00%	100.00%
Rig Finance II Limited	—	—	100.00%
Bluelot Shipping Company Limited	100.00%	100.00%	—
SFL Corte Real Limited	100.00%	100.00%	—

The determination that Ship Finance is not the primary beneficiary of SFL West Polaris Limited ("SFL West Polaris"), SFL Deepwater Ltd. ("SFL Deepwater") and Rig Finance II Limited ("Rig Finance II") is due to these subsidiaries each owning assets on which the underlying leases include both fixed price call options and fixed price put options or purchase obligations. The determination that Ship Finance is not the primary beneficiary of Bluelot Shipping Company Limited ("Bluelot") and SFL Corte Real Limited ("Corte Real") is due to these subsidiaries, which do not own vessels, each having been incorporated specifically to participate in a three-party lease agreement, which can be effectively terminated by one of the other parties – see below.

SFL West Polaris is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding an ultra deepwater drillship and leasing that vessel to Seadrill Polaris Ltd. ("Seadrill Polaris"), fully guaranteed by its parent company Seadrill Limited ("Seadrill"), a related party. In July 2008, SFL West Polaris entered into a $700 million five year term loan facility and at December 31, 2012, the balance outstanding under this facility was $397.5 million. The Company guaranteed $70.0 million of this debt at December 31, 2012. In December 2012, SFL West Polaris entered into a $420 million five year term loan and revolving credit facility, which was used to refinance the existing $700 million facility in January 2013. The vessel is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, SFL West Polaris has a put option to sell the vessel to Seadrill Polaris at a fixed price at the end of the charter, which expires in 2023. Because the main asset of SFL West Polaris is the subject of a lease which includes both fixed price call options and a fixed price put option, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary.

SFL Deepwater is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding two ultra deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. and Seadrill Offshore AS, fully guaranteed by their parent company Seadrill. In September 2008, SFL Deepwater entered into a $1,400 million five year term loan facility and at December 31, 2012, the balance outstanding under this facility was $821.9 million. The Company guarantees $200.0 million of this debt. The rigs are chartered on a bareboat basis and the terms of the charter provide each of the charterers with various call options to acquire the rigs at certain dates throughout the charter. In addition, there is an obligation for each of the charterers to purchase the respective rigs at fixed prices at the end of the charters, which expire in 2023. Because the two main assets of SFL Deepwater are the subject of leases which includes both fixed price call options and fixed price purchase obligations, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary.

Rig Finance II was a 100% owned subsidiary of Ship Finance, incorporated in 2007 for the purpose of holding a jack-up drilling rig and leasing that rig to Seadrill Prospero Limited, fully guaranteed by its parent company Seadrill. The rig was chartered on a bareboat basis and the terms of the charter initially provided the charterer with various call options to acquire the rig at certain dates throughout the charter. On December 31, 2010, the terms of the charters were amended to provide the charterer with two additional call options in exchange for Rig Finance II receiving a put option at the end of the charter. Prior to the charter amendment, Rig Finance II was fully consolidated by the Company on the basis that it was a variable interest entity in which the Company was the primary beneficiary. The charter amendment resulted in the Company no longer being the primary beneficiary, which accordingly under ASC 810 was accounted for using the equity method with effect from December 31, 2010. In May 2011, the charterer advised the Company of its intention to exercise its option to acquire the rig at the option price of $133.1 million, and the transaction was effected in June 2011 as a sale of Rig Finance II. The Company recorded a gain of $4.1 million on the sale, which was recorded as "Gain on sale of investment in associated company". The acquisition of the rig in 2007 was partly financed by a $170 million term loan facility entered into by Rig Finance II, of which $20 million was guaranteed by Ship Finance. The Company has agreed to continue to provide this $20 million guarantee until the loan facility is fully repaid by Rig Finance II, against a guarantee fee receivable from Seadrill and with full indemnification by Seadrill.

Bluelot and Corte Real are 100% owned subsidiaries of Ship Finance, each incorporated in 2010 for the purpose of leasing in a 13,800 twenty-foot equivalent units ("TEU") container vessel on a bareboat charter basis, respectively the CMA CGM Magellan and the CMA CGM Corte Real, and leasing the vessel out on a time-charter basis to CMA CGM S.A. ("CMA CGM"). The vessels are owned by unrelated third party entities, formed specially to acquire them from CMA CGM. The vessels, each of which cost its owner $171 million, were financed by a consortium of lenders through a French tax lease structure, including investment loans from Ship Finance of $25 million per vessel, which carry a fixed rate of interest and are shown under "Loans to others, long-term", and senior secured loan financing of $60 million per vessel provided by financial institutions. Ship Finance has provided a guarantee for the senior secured loan relating to one of the vessels, which is secured by a first priority mortgage. Although the owners of the vessels and CMA CGM are not related parties, the charter agreements are linked and designed to provide Bluelot and Corte Real with predetermined net income. At the end of their 15 year lease terms, CMA CGM has fixed price options to buy the vessels from Bluelot and Corte Real, who in turn have options to buy the vessels at the same prices from the vessel owners. In addition, CMA CGM has options to acquire each of the vessel-owning entities for $2.6 million on January 1, 2014, 2015, 2016, 2017 or 2018, while Bluelot and Corte Real have options to acquire the vessel-owning entities on January 1, 2018, if CMA CGM has not exercised its options. If an option to acquire a vessel-owning entity is exercised, the provisions and obligations of the corresponding financing and lease agreements will no longer be applied. Because CMA CGM has options to acquire the vessel-owning entities and effectively terminate the agreements, it has been determined that Bluelot and Corte Real are variable interest entities in which Ship Finance is not the primary beneficiary.

In addition to the above wholly-owned subsidiaries, prior to December 31, 2010, the 100% owned subsidiary Front Shadow Inc. ("Front Shadow") was also accounted for using the equity method. Front Shadow was incorporated in 2006 for the purpose of holding a Panamax drybulk carrier and leasing that vessel to Golden Ocean Group Limited ("Golden Ocean"), a related party. In December 2010, the lease with Golden Ocean was terminated and the vessel was sold at Golden Ocean's purchase option price of $21.5 million. Upon the sale of its vessel, Front Shadow ceased to be a variable interest entity accounted for using the equity method, and since then has been fully consolidated by the Company. Although Front Shadow has not been an equity method investee since before December 31, 2010, its earnings in the years ended December 31, 2010, are included in "Equity in earnings of associated companies".

Summarized balance sheet information of the Company's equity method investees is as follows:

	As of December 31, 2012
(in thousands of $)	TOTAL	SFL Deepwater	SFL West Polaris	Bluelot	Corte Real
Current assets (1)	206,114	145,390	52,776	3,998	3,950
Non-current assets	1,482,687	994,390	488,297	—	—
Total assets	1,688,801	1,139,780	541,073	3,998	3,950
Current liabilities	868,850	828,712	40,138	—	—
Non-current liabilities (2)	587,060	160,050	427,010	—	—
Total liabilities	1,455,910	988,762	467,148	—	—
Total shareholders' equity	232,891	151,018	73,925	3,998	3,950

	As of December 31, 2011
(in thousands of $)	TOTAL	SFL Deepwater	SFL West Polaris	Bluelot	Corte Real
Current assets (1)	225,958	135,876	86,641	1,751	1,690
Non-current assets	1,663,530	1,127,563	535,967	—	—
Total assets	1,889,488	1,263,439	622,608	1,751	1,690
Current liabilities	201,355	124,049	77,282	20	4
Non-current liabilities (2)	1,518,295	1,024,071	494,224	—	—
Total liabilities	1,719,650	1,148,120	571,506	20	4
Total shareholders' equity	169,838	115,319	51,102	1,731	1,686

(1)
Bluelot and Corte Real current assets at December 31, 2012, include $3.8 million (2011: $1.7 million) and $3.8 million (2011: $1.7 million) due from Ship Finance, respectively – see Note 23 "Related party transactions".

(2)
SFL West Polaris and SFL Deepwater non-current liabilities at December 31, 2012, include $67.0 million (2011: $84.6 million) and $154.9 million (2011: $189.6 million) due to Ship Finance – see Note 23 "Related party transactions".

Summarized statement of operations information of the Company's equity method investees is shown below.

	Year ended December 31, 2012
(in thousands of $)	TOTAL	SFL Deepwater	SFL West Polaris	Bluelot	Corte Real
Operating revenues	146,263	69,508	37,421	19,612	19,722
Net operating revenues	111,434	69,485	37,418	2,266	2,265
Net income (3)	43,492	28,243	10,719	2,266	2,264

	Year ended December 31, 2011
(in thousands of $)	TOTAL	SFL Deepwater	SFL West Polaris	Bluelot	Corte Real	Rig Finance II
Operating revenues	155,514	76,586	46,771	14,499	14,108	3,550
Net operating revenues	130,311	76,583	46,767	1,731	1,686	3,544
Net income (3)	50,902	31,861	12,806	1,731	1,686	2,818

	Year ended December 31, 2010
(in thousands of $)	TOTAL	SFL Deepwater	SFL West Polaris	Front Shadow
Operating revenues	137,344	84,127	52,318	899
Net operating revenues	137,149	84,084	52,316	749
Net income (3)	50,413	35,296	14,569	548

(3)
The net income of SFL West Polaris and SFL Deepwater in the year ended December 31, 2012, includes interest payable to Ship Finance amounting to $6.5 million (2011: $6.5 million; 2010: $6.5 million) and $13.1 million (2011: $13.1 million; 2010: $13.1 million), respectively - see Note 23 "Related party transactions".

17.	ACCRUED EXPENSES

(in thousands of $)	2012	2011
Vessel operating expenses	1,478	1,013
Administrative expenses	966	697
Interest expense	10,132	7,660
	12,576	9,370

18.	OTHER CURRENT LIABILITIES

(in thousands of $)	2012	2011
Deferred charter revenue	1,311	1,245
Prepaid charter income	2,544	7,321
Employee taxes	900	689
Other	11,816	79
	16,571	9,334

Other current liabilities at December 31, 2012, includes $11.7 million compensation received from Frontline for the early termination of the charter and the estimated loss of future cash sweep income of the OBO Front Guider, which was received in advance of its disposal in March 2013.

19.	LONG-TERM DEBT

(in thousands of $)	2012	2011
Long-term debt:
8.5% Senior Notes due 2013	247,766	274,209
Norwegian kroner 500 million senior unsecured floating rate bonds due 2014	78,505	74,583
3.75% senior unsecured convertible bonds due 2016	125,000	125,000
Norwegian kroner 600 million senior unsecured floating rate bonds due 2017	107,910	—
U.S. dollar denominated floating rate debt (LIBOR plus margin) due through 2021	1,272,019	1,436,672
	1,831,200	1,910,464
Less: current portion of long-term debt	(157,689)	(150,342)
	1,673,511	1,760,122

 The outstanding debt as of December 31, 2012, is repayable as follows:

(in thousands of $) Year ending December 31
2013	157,689
2014	311,235
2015	318,816
2016	183,104
2017	166,481
Thereafter	693,875
Total debt	1,831,200

The weighted average interest rate for floating rate debt denominated in U.S. dollars and Norwegian kroner ("NOK") as at December 31, 2012, was 4.17% per annum (2011: 4.51%). These rates take into consideration the effect of related interest rate swaps. At December 31, 2012, the three month dollar LIBOR was 0.306% (2011: 0.581%) and the three month Norwegian Interbank Offered Rate ("NIBOR") was 1.83% (2011: 2.89%).

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

In 2004, 2005 and 2006, the Company bought back and canceled notes with an aggregate principal amount of $130.9 million. No notes were bought in 2007 and 2008. In 2009, 2010, 2011 and 2012 the Company purchased notes with principal amounts totaling $148.0 million, $5.0 million, $21.9 million and $26.4 million, respectively, which are being held as treasury notes. Losses of $122,000 and $13,000 were recorded on the purchases in 2012 and 2010, respectively, and gains of $521,000 and $20.6 million were recorded on the purchases in 2011 and 2009, respectively. The net amount outstanding at December 31, 2012, was $247.8 million (2011: $274.2 million). In January 2013, the Company issued $350.0 million senior unsecured convertible bonds due 2018, the proceeds of which were partly used in March 2013 to fully repay the outstanding 8.5% Senior Notes (see also Note 27: Subsequent events). Accordingly, the 8.5% Senior Notes are shown as repayable after 2017 in the above table.

NOK500 million senior unsecured bonds due 2014
On October 7, 2010, the Company issued a senior unsecured bond loan totaling NOK500.0 million in the Norwegian credit markets. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on April 7, 2014. The bonds may, in their entirety, be redeemed at the Company's option from October 7, 2013, until April 6, 2014, upon giving bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest. Subsequent to their issue, the Company purchased bonds with principal amounts totaling NOK10.0 million in 2012, NOK13.0 million in 2011 and NOK40.5 million in 2010, which are being held as treasury bonds. The net amount outstanding at December 31, 2012, was NOK436.5 million, equivalent to $78.5 million (2011: NOK446.5 million, equivalent to $74.6 million).

3.75% senior unsecured convertible bonds due 2016
On February 10, 2011, the Company issued a senior unsecured convertible bond loan totaling $125 million. Interest on the bonds is fixed at 3.75% per annum and is payable in cash semi-annually in arrears on February 10 and August 10. The bonds are convertible into Ship Finance International Limited common shares at any time up to 10 banking days prior to February 10, 2016. The conversion price at the time of issue was $27.05 per share, representing a 35% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $21.73. The Company has the right to call the bonds after March 3, 2014, if the value of the shares underlying each bond exceeds, for a specified period of time, 130% of the principal amount of the bond.

NOK600 million senior unsecured bonds due 2017
On October 19, 2012, the Company issued a senior unsecured bond loan totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on October 19, 2017. The bonds may, in their entirety, be redeemed at the Company's option from April 19, 2017, upon giving bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest. At December 31, 2012, the full amount of NOK600 million was outstanding, equivalent to $107.9 million.

$210 million secured term loan facility
In April 2006, five wholly-owned subsidiaries of the Company entered into a $210 million secured term loan facility with a syndicate of banks to partly fund the acquisition of five new container vessels. The terms of the loan were initially linked to long-term charters of the vessels, and the Company did not provide a corporate guarantee for the facility. In April 2012, those long-term charters were terminated and the terms of the loan agreement were amended. Although the facility continues without recourse to the Company, as part of the amended agreement the Company now guarantees that revenues received by the vessel-owning subsidiaries will achieve certain minimum levels for each vessel. This performance guarantee is, however, limited to $25 million in aggregate. The facility bears interest at LIBOR plus a margin and has a term of twelve years from the date of drawdown for each vessel. The net amount outstanding at December 31, 2012, was $174.8 million (2011: $175.0 million).

$149 million secured term loan facility
In August 2007, five wholly-owned subsidiaries of the Company entered into a $149 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of five new offshore supply vessels. One of the vessels was sold in January 2008 and the loan facility now relates to the remaining four vessels. The Company has provided a limited corporate guarantee for this facility. The facility bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2012, was $82.4 million (2011: $90.8 million).

$77 million secured term loan facility
In January 2008, two wholly-owned subsidiaries of the Company entered into a $77 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of two offshore supply vessels. The Company has provided a limited corporate guarantee for this facility. The facility bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2012, was $45.5 million (2011: $51.9 million).

$30 million secured revolving credit facility
In February 2008, a wholly-owned subsidiary of the Company entered into a $30 million secured revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of the container vessel SFL Europa. The facility bears interest at LIBOR plus a margin and has a term of seven years. At December 31, 2012, the available amount under the facility was fully drawn. The net amount outstanding at December 31, 2012, was $7.0 million (2011: $9.0 million).

$49 million secured term loan and revolving credit facility
In March 2008, two wholly-owned subsidiaries of the Company entered into a $49 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers. The Company has provided a limited corporate guarantee for this facility. The facility bears interest at LIBOR plus a margin and has a term of ten years. In June 2011, the terms of the facility were amended such that part of the loan was transformed into a revolving credit facility. At December 31, 2012, the available amount under the facility was fully drawn. The net amount outstanding at December 31, 2012, was $29.3 million (2011: $33.3 million).

$58 million secured revolving credit facility
In September 2008, two wholly-owned subsidiaries of the Company entered into a $58 million secured revolving credit facility with a syndicate of banks. The proceeds of the facility were secured against two container vessels, Heung-A Green (ex Asian Ace) and Green Ace. The facility bears interest at LIBOR plus a margin and has a term of five years. At December 31, 2012, the available amount under the facility was fully drawn. The net amount outstanding at December 31, 2012, was $23.0 million (2011: $33.6 million).

$43 million secured term loan facility
In February 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, secured against the Suezmax tanker Glorycrown. The facility bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at December 31, 2012, was $34.8 million (2011: $37.6 million).

$725 million secured term loan and revolving credit facility
In March 2010, the Company entered into a $725 million secured term loan and revolving credit facility with a syndicate of banks, secured against 26 vessels chartered to Frontline. Seven of the vessels were sold during 2011 and 2012, and the facility was secured against the remaining 19 vessels at December 31, 2012. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years. The net amount outstanding at December 31, 2012, was $313.0 million (2011: $439.8 million). The available amount under the revolving part of the facility at December 31, 2012 was $36.3 million (2011: $nil).

$43 million secured term loan facility
In March 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, secured against the Suezmax tanker Everbright. The facility bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at December 31, 2012, was $34.8 million (2011: $37.6 million).

$54 million secured term loan facility
In November 2010, two wholly-owned subsidiaries of the Company entered into a $53.7 million secured term loan facility with a bank, secured against the newly acquired Supramax drybulk carriers SFL Hudson and SFL Yukon. The Company has provided a limited corporate guarantee for this facility. The facility bears interest at LIBOR plus a margin and has a term of eight years. The net amount outstanding at December 31, 2012, was $45.9 million (2011: $49.8 million).

$95 million secured term loan and revolving credit facility
In February 2011, a wholly-owned subsidiary of the Company entered into a $95 million secured term loan and revolving credit facility with a bank, secured against the jack-up drilling rig Soehanah. The facility bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2012, was $52.5 million (2011: $87.5 million). The available amount under the revolving part of the facility at December 31, 2012 was $25.0 million (2011: $nil).

$75 million secured term loan facility
In March 2011, three wholly-owned subsidiaries of the Company entered into a $75.4 million secured term loan facility with a bank, secured against three newbuilding Supramax drybulk carriers. Two of the vessels were delivered in 2011 and the third in 2012. The facility bears interest at LIBOR plus a margin and has a term of approximately eight years. The Company has provided a limited corporate guarantee for this facility. The net amount outstanding at December 31, 2012, was $68.4 million (2011: $64.7 million).

$171 million secured term loan facility
In May 2011, eight wholly-owned subsidiaries of the Company entered into a $171.0 million secured loan facility with a syndicate of banks. The facility is a Chinese export credit and is supported by China Export & Credit Insurance Corporation, or SINOSURE, which was provided an insurance policy in favor of the banks for part of the outstanding loan. The facility is secured against the newbuilding container vessel SFL Avon, delivered in 2010, and seven newbuilding Handysize drybulk carriers, two of which were delivered in 2011 and four of which were delivered in 2012. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The undrawn commitment at December 31, 2012 was $17.9 million, relating to the vessel not yet delivered. The net amount outstanding at December 31, 2012, was $140.3 million (2011: $96.8 million).

$55 million secured securities financing agreement
In June 2011, the Company entered into a $55 million securities financing agreement with a bank. The facility may be used to fund up to 50% of the acquisition cost of securities we may acquire from time to time. The facility bears interest at LIBOR plus a margin and will be secured against the relevant securities. The facility had not been utilized as at December 31, 2012. The available amount under this facility at December 31, 2012 was $18.9 million (2011: $11.7 million).

$167 million secured term loan and revolving credit facility
In July 2011, the Company entered into a $166.8 million secured term loan and revolving credit facility agreement with a syndicate of banks, to refinance a facility which matured in 2012. The facility bears interest at LIBOR plus a margin, has a term of six years from drawdown, and is secured against five VLCCs. The net amount outstanding at December 31, 2012 was $130.3 million (2011: previous facility $144.1 million). The available amount under the revolving part of the facility at December 31, 2012 was $1.7 million (2011: previous facility $nil).

$184 million secured term loan facility
In March 2012, four wholly-owned subsidiaries of the Company entered into a $184.0 million secured loan facility with a bank, secured against four newbuilding container vessels scheduled for delivery in 2013 and 2014. The facility bears interest at LIBOR plus a margin and has a term of approximately 12 years from delivery of each vessel. The facility is for both pre- and post-delivery financing. The net amount outstanding at December 31, 2012 was $36.8 million (2011: $nil), relating to pre-delivery financing of installments paid to the yard. The undrawn commitment at December 31, 2012 was $147.2 million (2011: $nil) relating to future yard instalments.

$53 million secured term loan facility
In November 2012, two wholly-owned subsidiaries of the Company entered into a $53.2 million secured term loan facility with a bank, secured against two car carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at December 31, 2012 was $53.2 million (2011: $nil).

The aggregate book value of assets pledged as security against borrowings at December 31, 2012, was $2,240 million (2011: $2,241 million).

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of December 31, 2012, the Company is in compliance with all of the covenants under its long-term debt facilities.

20.	OTHER LONG-TERM LIABILITIES

(in thousands of $)	2012	2011
Unamortized sellers' credit	21,207	24,293
Other items	204	604
	21,411	24,897

The Company's six offshore supply vessels were acquired from Deep Sea and were chartered back to Deep Sea under bareboat charter agreements. As part of the purchase consideration, the Company received seller's credits totaling $37.0 million which are being recognized as additional bareboat revenues over the period of the charters.

Other items include the $0.2 million unamortized fair value of the financial guarantee given to the providers of loan finance to Rig Finance II (2011: $0.6 million) – see Note 16 "Investment in associated companies".

21.	SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	2012	2011
125,000,000 common shares of $1.00 par value each	125,000	125,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	2012	2011
85,225,000 common shares of $1.00 par value each (2011: 79,125,000 shares)	85,225	79,125

The Company's common shares are listed on the New York Stock Exchange.

In March 2012, the Company issued 100,000 new shares in order to satisfy options exercised by an employee. The exercise price of the options was $6.85 per share, resulting in a premium on issue of $0.6 million. In October 2012, the Company issued and sold 6,000,000 shares pursuant to a prospectus filed in November 2010. Total proceeds of $88.9 million net of costs were received, resulting in a premium on issue of $82.9 million. No new shares were issued in the year ended December 31, 2011.

In November 2006, the Board of Directors approved the Ship Finance International Limited Share Option Scheme (the "Option Scheme"). The Option Scheme permits the Board of Directors, at its discretion, to grant options to employees and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid in capital (see also Note 22). During 2012, two employees exercised options and in lieu of issuing new shares, the Company made payments to them totaling $1.5 million, equal to the intrinsic value of the options on the date of exercise. This amount is accounted for as a repurchase of the Company's shares and the payment is recorded as a reduction of additional paid-in capital.

The Company has accounted for the acquisition of vessels from Frontline at Frontline's historical carrying value. The difference between the historical carrying values and the net investment in the leases has been recorded as a deferred deemed equity contribution, which is presented as a reduction in net investment in direct financing leases in the balance sheet. This accounting treatment arises from the related party nature of both the initial transfer of the vessels and the subsequent leases.  The deferred deemed equity contribution is amortized to contributed surplus over the life of the lease arrangements, as lease payments are applied to the principal balance of the lease receivable. In the year ended December 31, 2012, the Company has credited contributed surplus with $13.0 million of such deemed equity contributions (2011: $16.2 million).

22.	SHARE OPTION PLAN

The Option Scheme adopted in November 2006 will expire in November 2016. The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the Company per share in the period from the date of grant until the date the option is exercised, provided the subscription price shall never be reduced below the par value of the share. Options granted under the scheme will vest at a date determined by the board at the date of the grant. The options granted under the plan to date vest over a period of 1 to 3 years and have a 5 year term. There is no maximum number of shares authorized for awards of equity share options, and either authorized unissued shares of Ship Finance or treasury shares held by the Company may be used to satisfy exercised options.

The following summarizes share option transactions related to the Option Scheme in 2012, 2011 and 2010:

	2012		2011		2010
	Options	Weighted average exercise price $	Options	Weighted average exercise price $	Options	Weighted average exercise price $
Options outstanding at beginning of year	830,500	11.25	617,000	10.14	770,000	14.84
Granted	—	—	213,500	20.13	97,000	18.19
Exercised	(260,000)	7.17	—	—	(26,334)	10.38
Forfeited	(72,500)	18.05	—	—	(223,666)	26.69
Options outstanding at end of year	498,000	10.27	830,500	11.25	617,000	10.14
Exercisable at end of year	376,668	8.29	434,006	7.94	280,005	8.87

The exercise price of each option is progressively reduced by the amount of any dividends declared. The above figures show the average of the reduced exercise prices at the beginning and end of the year for options then outstanding. For options granted, exercised or forfeited during the year, the above figures show the average of the exercise prices at the time the options were granted, exercised or forfeited, as appropriate.

The fair values of options granted are estimated on the date of the grant using the Black-Scholes-Merton option valuation model. The weighted average assumptions used to calculate the fair values of new options granted in 2012, 2011 and 2010 are as follows:

	New options granted in year ended December 31
	2012	2011	2010
Risk free interest rate	—	1.13%	1.32%
Expected volatility	—	65.6%	65.6%
Expected dividend yield	—	0.00%	0.00%
Expected life of options	—	3.5 years	3.5 years

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

The weighted average grant-date fair values of new options granted during 2011 and 2010 were $9.50 per share and $8.37 per share, respectively.

The total intrinsic value of options exercised in 2012 was $2.3 million on the day of exercise (2011: $nil; 2010: $0.2 million). The intrinsic value of options fully vested but not exercised at December 31, 2012, is $3.2 million and their average remaining term is 1.9 years.

As of December 31, 2012, there was $0.3 million in unrecognized compensation costs related to non-vested options granted under the Option Scheme (2011: $1.3 million). This cost will be recognized over the remaining vesting periods, which average 1.0 years.

23.	RELATED PARTY TRANSACTIONS

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

The Consolidated Balance Sheets include the following amounts due from and to related parties, excluding direct financing lease balances (see Note 15):

(in thousands of $)	2012	2011
Amounts due from:
Frontline Charterers	51,788	8,356
Frontline Ltd	810	1,206
Deep Sea	1,305	—
Seadrill	300	213
Total amount due from related parties	54,203	9,775
Loans to related parties - associated companies, long-term
SFL West Polaris	67,010	84,621
SFL Deepwater	154,874	189,563
Total loans to related parties - associated companies, long-term	221,884	274,184
Amounts due to:
Frontline Charterers	804	—
Frontline Management	815	944
Bluelot	3,802	1,731
Corte Real	3,756	1,686
Other related parties	50	60
Total amount due to related parties	9,227	4,421

SFL West Polaris, SFL Deepwater, Bluelot and Corte Real are wholly-owned subsidiaries which are not fully consolidated but are accounted for under the equity method as at December 31, 2012 (see Note 16). The amounts due to Bluelot and Corte Real are the balances on the current accounts between those companies and Ship Finance. As described below in "Related party loans", at December 31, 2012 and 2011, the long-term loans from Ship Finance to SFL West Polaris and SFL Deepwater are presented net of their respective current accounts.

Related party leasing and service contracts
As at December 31, 2012, 24 of the Company's vessels leased to the Frontline Charterers and two of its offshore supply vessels leased to a subsidiary of Deep Sea are recorded as direct financing leases. Prior to December 31, 2010, the Company also fully consolidated Rig Finance II (see Note 16), which leased a jack-up drilling rig to a subsidiary of Seadrill under a direct financing lease. In addition, at December 31, 2012, one vessel was leased to the Frontline Charterers and four offshore supply vessels were leased to subsidiaries of Deep Sea under operating leases.

At December 31, 2012, the combined balance of net investments in direct financing leases with the Frontline Charterers and Deep Sea was $1,217.0 million (2011: $1,301.4 million) of which $50.8 million (2011: $54.4 million) represents short-term maturities.

At December 31, 2012, the net book value of assets leased under operating leases to the Frontline Charterers and Deep Sea was $131.5 million (2011: $166.3 million).

A summary of leasing revenues earned from the Frontline Charterers, Seadrill and Deep Sea is as follows:

(in millions of $)	2012	2011	2010
Operating lease income	20.7	21.9	22.6
Direct financing lease interest income	59.2	97.8	119.4
Finance lease service revenue	64.8	70.0	76.9
Direct financing lease repayments	52.8	199.5	123.8

On December 30, 2011, amendments were made to the charter agreements with Frontline Shipping and Frontline Shipping II, which related to 28 vessels accounted for as direct financing leases. Four of those vessels were sold in 2012. In terms of the amending agreements, the Company received a compensation payment of $106 million and agreed to a $6,500 per day reduction in the time charter rate of each vessel for the period January 1, 2012, to December 31, 2015. Thereafter, the charter rates revert to the previously agreed daily amounts. The leases were amended to reflect the compensation payment received and the reduction in future minimum lease payments to be received.

Prior to December 31, 2011, Frontline Shipping and Frontline Shipping II paid the Company profit sharing of 20% of their earnings on a time-charter equivalent basis from their use of the Company's fleet above average threshold charter rates each fiscal year. The amendments to the charter agreements made on December 30, 2011, increased the profit sharing percentage to 25% for future earnings above those threshold levels. Of the $106 million compensation payment received, $50 million represents a non-refundable advance relating to the 25% profit sharing agreement. The Company earned and recognized profit sharing revenue under these arrangements in the year ended December 31, 2012, of $nil (2011: $0.5 million; 2010: $30.6 million).

The amendments to the charter agreements additionally provide that for the four year period of the temporary reduction in charter rates, Frontline Shipping and Frontline Shipping II will pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day per vessel. In the year ended December 31, 2012, the Company earned and recognized $52.2 million of revenue under this arrangement, which is also reported under "Profit sharing revenues" (2011: $nil; $2010: $nil).

In the event that vessels on charter to the Frontline Charterers are agreed to be sold, the Company may either pay or receive compensation for the termination of the lease. In March 2012 and November 2012 the single-hull VLCCs Front Duke and Front Lady were sold and their leases cancelled, with agreed termination fees payable of $11.0 million and $12.2 million, respectively. In July 2012, October 2012, November 2012 and December 2012, the OBOs Front Rider, Front Climber, Front Driver and Front Viewer were sold and their leases cancelled, with agreed termination fees receivable of $0.4 million, $0.6 million, $0.5 million and $11.4 million respectively.

As at December 31, 2012, the Company was owed a total of $51.8 million (2011: $8.4 million) by the Frontline Charterers in respect of leasing contracts and profit share.

At December 31, 2012, the Company was owed $0.8 million (2011: $1.2 million) by Frontline in respect of various items.

At December 31, 2012, the Company was owed $1.3 million (2011: $nil) by Deep Sea in respect of leasing contracts.

The vessels leased to the Frontline Charterers are on time charter terms and for each such vessel the Company pays a management fee of $6,500 per day to Frontline Management (Bermuda) Ltd. ("Frontline Management"), a wholly owned subsidiary of Frontline. An exception to this arrangement is for any vessel leased to the Frontline Charterers which is sub-chartered on a bareboat basis, for which there is no management fee payable for the duration of the bareboat sub-charter. In the year ended December 31, 2012, the Company also had seven container vessels, eleven drybulk carriers and two car carriers operating on time charter, for which the supervision of the technical management was sub-contracted to Frontline Management. In the year ended December 31, 2012, management fees payable to Frontline Management amounted to $65.9 million (2011: $71.1 million; 2010: $78.3 million).

In the year ended December 31, 2012, the Company had seven container vessels and eleven drybulk carriers operating on time charter, for which part of the operating management was sub-contracted to Golden Ocean. In the year ended December 31, 2012, management fees payable to Golden Ocean amounted to approximately $534,000 (2011: $207,000; 2010: $20,000). Management fees are classified as vessel operating expenses in the consolidated statements of operations.

We pay a commission of 1% to Frontline Management in respect of all payments received in respect of the five-year sales-type leases on the Suezmax tankers Glorycrown and Everbright. In 2012 we paid $0.1 million to Frontline Management pursuant to this arrangement (2011: $0.1 million; 2010: $0.5 million).

The Company also paid $0.5 million in 2012 (2011: $0.5 million, 2010: $0.4 million) to Frontline Management for the provision of management and administrative services.

We pay fees to Frontline Management for the management supervision of some of our newbuildings, which in 2012 amounted to $2.1 million (2011: $3.1 million, 2010: $1.9 million).

The Company paid $409,000 in 2012 (2011: $503,000; 2010: $331,000) to Frontline Management AS for the provision of office facilities in Oslo.

As at December 31, 2012, the Company owes Frontline Management and Frontline Management AS a combined total of $0.8 million (2011: $0.9 million) for various items, including newbuilding supervision fees, technical supervision fees and office costs.

The Company paid $195,000 in 2012 (2011: $115,000; 2010: $161,000) to Golar Management UK Limited, a subsidiary of Golar, for the provision of office facilities in London. At December 31, 2012, the Company owed Golar Management UK Limited $50,000 (2011: $53,000), which is included in amounts due to other related parties.

The Company paid $15,000 in 2012 (2011: $40,000; 2010: $19,000) to Seadrill Management (S) Pte Ltd, a subsidiary of Seadrill, for the provision of office facilities in Singapore.

In June 2011, the Company sold its wholly-owned subsidiary Rig Finance II to a subsidiary of Seadrill. The Company continues to provide a guarantee on the entity's loan facility until June 2013, and receives guarantee commission from Seadrill. As at December 31, 2012, the Company was owed $0.3 million (2011: $0.2 million) by Seadrill in respect of guarantee commission.

Related party loans – associated companies
In 2010, Ship Finance entered into agreements with SFL West Polaris and SFL Deepwater granting fixed interest loans to them of $145.0 million and $290.0 million, respectively. These loans are repayable in full on July 11, 2023, and October 1, 2023, respectively, or earlier if the companies sell their drilling units. Ship Finance is entitled to take excess cash from these companies, and such amounts are recorded within their current accounts with Ship Finance. The loan agreements specify that the balance on the current accounts will have no interest applied and will be settled by offset against the eventual repayments of the fixed interest loans. In the year ended December 31, 2012, the Company received interest income on these loans of $6.5 million from SFL West Polaris (2011: $6.5 million; 2010: $6.5 million) and $13.1 million from SFL Deepwater (2011: $13.1 million; 2010: $13.1 million), totaling $19.6 million.

Related party purchases and sales of vessels – 2011
In June 2011, a subsidiary of Seadrill, to which the jack-up drilling rig West Prospero was chartered, exercised its option to purchase the rig at the fixed option price of $133.1 million. The rig was owned by Rig Finance II, a wholly-owned subsidiary of the Company accounted for using the equity method. The transaction was effected as a sale of Rig Finance II and a gain of $4.1 million was recorded on the sale (see Note 16).

Related party purchases and sales of vessels – 2010
In February 2010, the Company sold the VLCC Front Vista to a subsidiary of Frontline for $58.5 million, including compensation of approximately $0.4 million receivable from Frontline for the early termination of the related charter.

In December 2010, the charter of the Panamax drybulk carrier Golden Shadow to Golden Ocean was terminated and the vessel sold at Golden Ocean's purchase option price of approximately $21.5 million. The vessel had been owned and leased by Front Shadow Inc, a wholly owned subsidiary of the Company accounted for under the equity method (see Note 16).

24.	FINANCIAL INSTRUMENTS

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates and exchange rates. The Company has a portfolio of swaps which swap floating rate interest to fixed rate, and which also fix the Norwegian kroner to US dollar exchange rate applicable to the interest payable and principal repayment on the NOK bonds due 2014 and 2017. From a financial perspective these swaps hedge interest rate and exchange rate exposure. The counterparties to such contracts are Nordea Bank Finland Plc, HSH Nordbank AG, ABN AMRO Bank N.V., BNP Paribas, Bank of Scotland plc, NIBC Bank N.V., Scotiabank Europe Plc, DNB Bank ASA, Skandinaviska Enskilda Banken AB (publ), ING Bank N.V., Lloyds TSB Bank Plc, Credit Agricole Corporate and Investment Bank, Danske Bank A/S and Swedbank AB (publ). Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote as the counterparties are all banks which have provided the Company with loans to which the swaps relate.

The following table presents the fair values of the Company's derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	2012	2011
Designated derivative instruments -Liabilities:
Interest rate swaps	84,044	70,071
Cross currency interest rate swaps	411	2,012
Non-designated derivative instruments -Liabilities:
Interest rate swaps	1,426	1,445
Cross currency interest rate swaps	—	97
Swaptions	—	6,245
	85,881	79,870

(in thousands of $)	2012	2011
Designated derivative instruments -Assets:
Interest rate swaps	4	—
Cross currency interest rate swaps	3,275	—
Non-designated derivative instruments -Assets:
Cross currency interest rate swaps	132	—
	3,411	—

Interest rate risk management
The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. At December 31, 2012, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR or NIBOR, as summarized below. The summary includes all swap transactions, which are all hedges against specific loans.

Notional Principal (in thousands of $)	Inception date	Maturity date	Fixed interest rate
$303,684 (reducing to $122,632)	March 2010	March 2015	1.96% - 2.22%
$39,440 (reducing to $24,794)	March 2008	August 2018	4.05% - 4.15%
$45,864 (reducing to $23,394)	April 2011	December 2018	2.13% - 2.80%
$68,423 (reducing to $34,044)	May 2011	January 2019	0.80% - 2.58%
$100,000 (remaining at $100,000)	August 2011	August 2021	2.50% - 2.93%
$76,136 (equivalent to NOK450 million)	October 2010	April 2014	5.32%	*
$174,836 (reducing to $153,804)	April 2012	May 2019	3.67% - 3.77%
$36,800 (terminating at $79,733)	May 2012	August 2022	1.76% - 1.85%
$82,388 (reducing to $69,713)	September 2012	September 2014	4.85%
$105,436 (equivalent to NOK600 million)	October 2012	October 2017	5.92% - 6.23%	*

*
These swaps relate to the NOK500 million and NOK600 million unsecured bonds, and the fixed interest rates paid are exchanged for NIBOR plus the margin on the bonds. For the remaining swaps the fixed interest rate paid is exchanged for LIBOR, excluding margin on the underlying loans.

As at December 31, 2012, the total notional principal amount subject to such swap agreements was $1,033.0 million (2011: $1,070.7 million).

Foreign currency risk management
The Company has entered into currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner, which are designated as hedges against the NOK500 million senior unsecured bonds due 2014 and the NOK600 million senior unsecured bonds due 2017.

Principal Receivable	Principal Payable	Inception date	Maturity date
NOK450 million	US$76.1 million	October 2010	April 2014
NOK600 million	US$105.4 million	October 2012	October 2017

Apart from the NOK500 million and NOK600 million senior unsecured bonds due 2014 and 2017, respectively, the majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company's cash flows, financial condition and results of operations.

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities at December 31, 2012, and 2011, are as follows:

	2012	2012	2011	2011
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available for sale securities	55,661	55,661	23,324	23,324
Floating rate NOK bonds due 2014	78,505	78,891	74,583	63,769
Floating rate NOK bonds due 2017	107,910	106,902	—	—
8.5% Senior Notes due 2013	247,766	248,542	274,209	264,269
3.75% unsecured convertible bonds due 2016	125,000	118,513	125,000	84,876
Derivatives:
Interest rate/ currency swap contracts – long-term receivables	3,411	3,411	—	—
Interest rate/ currency swap contracts – long-term payables	85,881	85,881	79,870	79,870

The above long-term payables relating to interest rate/ currency swap contracts at December 31, 2012, include $1.4 million which relates to non-designated swap contracts (2011: $7.8 million), with the balance relating to designated hedges. Similarly, the above long-term receivables relating to interest rate/ currency swap contracts at December 31, 2012, include $0.1 million which relates to non-designated swap contracts (2011: $nil), with the balance relating to designated hedges.

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

The above fair values of financial assets and liabilities as at December 31, 2012, are measured as follows:

		Fair value measurements using
	Total fair value as at December 31, 2012	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)		(Level 1)	(Level 2)	(Level 3)
Assets:
Available for sale securities	55,661	37,882		17,779
Interest rate/ currency swap contracts - long-term receivables	3,411		3,411
Total assets	59,072	37,882	3,411	17,779
Liabilities:
Floating rate NOK bonds due 2014	78,891	78,891
Floating rate NOK bonds due 2017	106,902	106,902
8.5% Senior Notes due 2013	248,542	248,542
3.75% unsecured convertible bonds due 2016	118,513	118,513
Interest rate/ currency swap contracts – long-term payables	85,881		85,881
Total liabilities	638,729	552,848	85,881	—

The above fair values of financial assets and liabilities as at December 31, 2011, were measured as follows:

		Fair value measurements using
	Total fair value as at December 31, 2011	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)		(Level 1)	(Level 2)	(Level 3)
Assets:
Available for sale securities	23,324	23,324
Total assets	23,324	23,324	—	—
Liabilities:
Floating rate NOK bonds due 2014	63,769	63,769
8.5% Senior Notes due 2013	264,269	264,269
3.75% unsecured convertible bonds due 2016	84,876	84,876
Interest rate/ currency swap contracts – long-term payables	79,870		79,870
Total liabilities	492,784	412,914	79,870	—

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

Listed available for sale securities are recorded at fair value, being their market value as at the balance sheet date. The fair value of unlisted available for sale securities, which at December 31, 2012, comprise unlisted corporate bonds, is a Level 3 input and is determined from an analysis of projected cash flows, based on factors including the terms, provisions and other characteristics of the bonds, credit ratings and default risk of the issuing entity, the fundamental financial and other characteristics of that entity, and the current economic environment and trading activity in the debt market.

The estimated fair values for the 8.5% fixed rate Senior Notes, the floating rate NOK bonds due 2014 and 2017, and the 3.75% unsecured convertible bonds are based on the quoted market prices as at the balance sheet date.

The fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR/NIBOR interest rates as at the balance sheet date.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Skandinaviska Enskilda Banken, ABN AMRO, Danske Bank and Nordea. However, the Company believes this risk is remote.

Since the Company was spun-off from Frontline in 2004, Frontline has accounted for a major proportion of our operating revenues. In the year ended December 31, 2012, Frontline accounted for 54% of our operating revenues (2011: 56%, 2010: 70%). There is thus a concentration of revenue risk with Frontline.

25.	COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

2012
Book value of assets pledged under ship mortgages (see Note 19)	$2,240 million

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

SFL West Polaris and SFL Deepwater are wholly-owned subsidiaries of the Company, which are accounted for using the equity method. Accordingly, their assets and liabilities are not consolidated in the Company's Consolidated Balance Sheets, but are presented on a net basis under "Investment in associated companies" - see Note 16. As at December 31, 2012, their combined borrowings amounted to $1,219.4 million and the Company guaranteed $270.0 million of this debt.

Following the sale of Rig Finance II to Seadrill (see Note 16), the Company has agreed to continue providing a $20 million guarantee on the entity's term loan facility until June 2013, or such earlier date as the term loan facility is repaid in full. The guarantee is fully indemnified by Seadrill.

The Company has provided a guarantee for the senior secured loan financing relating to the container vessel chartered-in by Corte Real, which is a wholly-owned subsidiary accounted for using the equity method (see Note 16). At December 31, 2012, the outstanding balance on the loan, which is secured by a first priority mortgage on the vessel, was $52.6 million.

At December 31, 2012, the Company had contractual commitments under newbuilding contracts totaling $189.6 million (2011: $275.6 million). There are no other contractual commitments at December 31, 2012.

The Company is routinely party both as plaintiff and defendant to laws suits in various jurisdictions under charter hire obligations arising from the operation of its vessels in the ordinary course of business. The Company believes that the resolution of such claims will not have a material adverse effect on its results of operations or financial position. The Company has not recognized any contingent gains or losses arising from the pending results of any such law suits.

26.	CONSOLIDATED VARIABLE INTEREST ENTITIES

The Company's consolidated financial statements include 9 variable interest entities, all of which are wholly-owned subsidiaries. These subsidiaries own vessels with existing charters during which related and third parties have fixed price options to purchase the respective vessels, at dates varying from January 2013 to October 2018. It has been determined that the Company is the primary beneficiary of these entities, as none of the purchase options are deemed to be at bargain prices and none of the charters include sales options.

At December 31, 2012, the vessels of two of these entities are accounted for as direct financing leases with a combined carrying value of $82.4 million, unearned lease income of $26.6 million and estimated residual values of $21.7 million. The outstanding loan balances in these two entities total $45.5 million, of which the short-term portion is $6.4 million.

The other 7 fully consolidated variable interest entities each own vessels which are accounted for as operating lease assets, with a total net book value at December 31, 2012, of $297.5 million. The outstanding loan balances in these entities total $164.2 million, of which the short-term portion is $20.9 million.

27.	SUBSEQUENT EVENTS

In January 2013, the non-double hull VLCC Edinburgh was delivered to its new owner. Net sales proceeds of approximately $18.9 million were received, after deducting $7.8 million compensation payable to Frontline for early termination of the charter. A gain on disposal of approximately $4.4 million is expected to be recorded in the first quarter of 2013.

In January 2013, the Company issued $350 million senior unsecured convertible bonds due 2018. Interest on the bonds is fixed at 3.25% per annum. The proceeds of the issue were used to fund the redemption of the Company's outstanding 8.5% senior notes, which were redeemed in full on March 1, 2013, and for general corporate purposes, including working capital. The bonds are convertible into our common shares at any time up to two business days prior to February 1, 2018, and at the time of issue the conversion price was $21.945 per share, representing a 33% premium on the share price at the time of issue. Related to the bond issue, we have loaned up to 6,060,606 of our common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. The shares we have loaned out are shares which we have borrowed from Hemen, our largest shareholder. We have agreed to pay Hemen a single loan fee of approximately $1.0 million for this arrangement, under which they will continue to receive the amount of any dividends receivable on the shares.

In January 2013, the $420 million loan facility entered into by the equity accounted wholly-owned subsidiary SFL West Polaris in December 2012 was drawn in full, and the outstanding amount under the $700 million facility was prepaid in full. The Company guarantees $100 million of the $420 million loan.

In January 2013, an employee of the Company exercised options to acquire 25,000 shares in the Company and 25,000 new shares were issued.

In February 2013, the 1993 built Suezmax tanker Front Pride was sold to an unrelated third party for total proceeds of approximately $12.1 million, including $2.1 million compensation receivable from Frontline for the early termination of the charter. A gain on disposal of approximately $0.5 million is expected to be recorded in the first quarter of 2013.

In March 2013, the 8.5% Senior Notes were redeemed in full.

In March 2013, the OBO Front Guider was sold to an unrelated third party for total proceeds of approximately $21.2 million, including $11.7 million compensation received in December 2012 from Frontline for early termination of the charter and the estimated loss of future cash sweep income. A gain on disposal of approximately $13.2 million is expected to be recorded in the first quarter of 2013.

In March 2013, the newbuilding drybulk carrier Western Copenhagen was delivered by the yard and immediately commenced a three year time charter.

SFL Deepwater Ltd.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
SFL Deepwater Ltd.

We have audited the accompanying balance sheets of SFL Deepwater Ltd. (the “Company”) as of December 31, 2012 and 2011, and the related statements of operations and comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 2012.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we obtained is sufficient and appropriate to provide a basis for our opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFL Deepwater Ltd. at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/S/ MSPC
Certified Public Accountants and Advisors
A Professional Corporation
New York, New York
April 17, 2013

SFL Deepwater Ltd.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
for the years ended December 31, 2012, 2011 and 2010
(in thousands of $)

	2012	2011	2010
Operating revenues
Direct financing lease interest income - related parties	69,508	76,586	84,127
Total operating revenues	69,508	76,586	84,127
Operating expenses
Administration expenses	23	3	43
Total operating expenses	23	3	43
Net operating income	69,485	76,583	84,084
Non-operating income / (expense)
Interest income	—	1	5
Interest expense - related party, parent company	(13,050)	(13,050)	(13,050)
Interest expense - other	(28,100)	(31,597)	(35,667)
Other financial items, net	(92)	(76)	(76)
Net income	28,243	31,861	35,296
Other comprehensive income:
Mark to market adjustment to hedging financial instruments	7,456	3,737	(14,584)
Total comprehensive income	35,699	35,598	20,712

The accompanying notes are an integral part of these consolidated financial statements.

SFL Deepwater Ltd.

BALANCE SHEETS
as of December 31, 2012 and 2011
(in thousands of $)

	2012	2011
ASSETS
Current assets
Due from related parties	16,170	15,907
Investment in direct financing leases, current portion	129,220	119,969
Total current assets	145,390	135,876
Long-term assets
Investment in direct financing leases, long-term portion	991,052	1,120,272
Deferred charges	3,338	7,291
Total assets	1,139,780	1,263,439
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt - other	821,875	117,042
Deferred revenue	5,664	5,664
Accrued expenses	1,173	1,343
Total current liabilities	828,712	124,049
Long-term liabilities
Long-term debt - related party, parent company	154,873	189,563
Long-term debt - other	—	821,875
Financial instruments (long-term): mark to market valuation	5,177	12,633
Total liabilities	988,762	1,148,120
Commitments and contingent liabilities	—	—
Stockholders' equity
Share capital	—	—
Accumulated other comprehensive loss	(5,177)	(12,633)
Retained earnings	156,195	127,952
Total stockholders' equity	151,018	115,319
Total liabilities and stockholders' equity	1,139,780	1,263,439

The accompanying notes are an integral part of these consolidated financial statements.

SFL Deepwater Ltd.

STATEMENTS OF CASH FLOWS
for the years ended December 31, 2012, 2011 and 2010
(in thousands of $)

	2012	2011	2010
Operating activities
Net income	28,243	31,861	35,296
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of deferred charges	3,953	3,943	3,943
Changes in operating assets and liabilities:
Amounts due from/to related party –parent company	—	—	31,072
Amounts due from/to other related parties	(263)	4,347	(446)
Deferred revenue	—	(772)	—
Accrued expenses	(170)	(239)	(266)
Net cash provided by operating activities	31,763	39,140	69,599
Investing activities
Repayments from investments in direct financing leases	119,969	155,973	152,056
Net cash provided by investing activities	119,969	155,973	152,056
Financing activities
Contributed surplus repaid to shareholders	—	—	(290,000)
Long term loan (repaid to)/ received from related party - parent company	(34,690)	(34,616)	224,179
Repayments of long-term debt	(117,042)	(160,500)	(155,833)
Net cash used in financing activities	(151,732)	(195,116)	(221,654)
Net change in cash and cash equivalents	—	(3)	1
Cash and cash equivalents at start of the year	—	3	2
Cash and cash equivalents at end of the year	—	—	3

The accompanying notes are an integral part of these consolidated financial statements.

SFL Deepwater Ltd.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2012, 2011 and 2010
(in thousands of $, except number of shares)

	2012	2011	2010
Number of shares outstanding
At beginning of year	100	100	100
Shares issued in year	—	—	—
At end of year	100	100	100
Share capital
At beginning of year	—	—	—
Shares issued in year	—	—	—
At end of year	—	—	—
Contributed surplus
At beginning of year	—	—	290,000
Distribution in year	—	—	(290,000)
At end of year	—	—	—
Accumulated other comprehensive loss
At beginning of year	(12,633)	(16,370)	(1,786)
Other comprehensive gain / (loss) in year	7,456	3,737	(14,584)
At end of year	(5,177)	(12,633)	(16,370)
Retained earnings
At beginning of year	127,952	96,091	60,795
Net income in year	28,243	31,861	35,296
At end of year	156,195	127,952	96,091
Total Stockholders' Equity	151,018	115,319	79,721

The accompanying notes are an integral part of these consolidated financial statements.

SFL Deepwater Ltd.
Notes to the Financial Statements

1.	GENERAL

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

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2012, the Company's current liabilities exceeded its current assets by approximately $683 million, primarily due to the outstanding balance of a term loan facility due in November 2013. Although no assurances can be given, the Company is currently negotiating to refinance this outstanding amount on a long-term basis.

2.	ACCOUNTING POLICIES

Basis of Accounting
The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Use of accounting estimates
The preparation of financial statements in accordance with US GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Impairment of long-lived assets
The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value.  The review of the carrying value of long-lived assets at December 31, 2012, indicated that none of the Company's asset values are impaired.

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

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs (International Financial Reporting Standards)". In general, ASU 2011-04 clarifies the FASB's intent about the application of existing fair value measurement and disclosure requirements, and for many of these requirements the amendments are not intended to result in any change in the application of ASC Topic 820, "Fair Value Measurement". At the same time, there are some amendments that do change particular principles or requirements relating to fair value measurement and disclosure. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 by the Company with effect from January 1, 2012, did not have a material impact on its disclosures or consolidated financial position, results of operations, and cash flows.

In June 2011, the FASB issued ASU 2011-05 “Presentation of Comprehensive Income” in order to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity, and requires entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a continuous statement of comprehensive income or in two separate but consecutive statements. The Company adopted this aspect of ASU 2011-05 with effect from the year ended December 31, 2011. ASU 2011-05 also included the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) in which the components of net income and the components of other comprehensive income are presented. Owing to concerns raised about difficulties in its implementation, this latter requirement has been deferred for further consideration, through the issue by the FASB in December 2011 of ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”.

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

In August 2012, the FASB issued ASU 2012-03 "Technical Amendments and Corrections to SEC Sections", which amends various paragraphs of the ASC pursuant to the issuance of Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 114 ("SAB 114"). SAB 114 was issued to update the relevant interpretive guidance in the SEC's Staff Accounting Bulletin series to make it consistent with current authoritative accounting guidance issued by the FASB. The principal changes involve revision or removal of accounting guidance references and other conforming changes to ensure consistency of reference throughout the SAB series. ASU 2012-03 is effective from the date of issuance. Its adoption did not have a material impact on the Company's disclosures or consolidated financial position, results of operations, and cash flows.

In October 2012, the FASB issued ASU 2012-04 "Technical Corrections and Improvements" in order to clarify and amend various aspects of the ASC, particularly to recognize feedback from stakeholders in the ASC where appropriate. The amendments in ASU 2012-04 that are subject to transition guidance are effective for annual periods beginning after December 15, 2013. Its adoption is not expected to have a material impact on the Company's disclosures or consolidated financial position, results of operations, and cash flows.

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

Interest rate adjustments reduced direct financing lease interest income by $26.3 million in the year ended December 31, 2012 (2011: $30.4 million, 2010: $35.4 million).

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

The following lists the components of the investments in direct financing leases as of December 31, 2012, presuming that the Seadrill Charterers do not exercise any call options prior to the scheduled end of the charters:

(in thousands of $)	2012	2011
Total minimum lease payments to be received	1,698,108	1,913,865
Less: unearned income	(577,836)	(673,624)
Total investment in direct financing leases	1,120,272	1,240,241

Current portion	129,220	119,969
Long-term portion	991,052	1,120,272
	1,120,272	1,240,241

The minimum future gross revenues to be received under the Company's non-cancellable direct financing leases as of December 31, 2012, are as follows, presuming that the Seadrill Charterers do not exercise any call options prior to the scheduled end of the charters:

(in thousands of $) Year ending December 31
2013	215,168
2014	211,247
2015	133,603
2016	125,710
2017	119,868
Thereafter	892,512
Total minimum lease revenues	1,698,108

8.	LONG-TERM DEBT

(in thousands of $)	2012	2011
Long-term debt - related party, parent company:
U.S. dollar denominated fixed rate debt due 2023	290,000	290,000
Less: amounts due on current account from parent company	(135,127)	(100,437)
	154,873	189,563
Long-term debt - other:
U.S. dollar denominated floating rate debt (LIBOR plus margin) due 2013	821,875	938,917
Less: current portion of long-term debt	(821,875)	(117,042)
	—	821,875

$290 million loan from parent company
In 2010, the Company entered into agreement with Ship Finance whereby the latter granted the Company a loan of $290.0 million bearing interest at a fixed rate. The loan is subordinated to the Company's secured term loan facility, and is repayable in full on the earlier of October 1, 2023, or the date of sale of the Company's drilling rigs. Ship Finance is entitled to take excess cash from the Company from time to time, and such amounts are recorded within the current account between the Company and Ship Finance. The loan agreement specifies that the balance on the current account will have no interest rate applied and will be settled by offset against the $290.0 million loan repayment.

$1.4 billion secured term loan facility
In September 2008, the Company entered into a $1.4 billion secured term loan facility with a syndicate of banks to partly finance the acquisition of its two drilling rigs. The facility bears interest at LIBOR plus a margin and has a term of five years. The facility is secured by the Company's assets and a guarantee from Ship Finance to a limit of $200 million. The facility contains a minimum value covenant and covenants which require Ship Finance to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. As of December 31, 2012, the Company and Ship Finance are in compliance with all of the covenants relating to the facility.

The outstanding debt on this loan facility as of December 31, 2012, is repayable as follows:

(in thousands of $) Year ending December 31
2013	821,875
Thereafter	—
Total debt	821,875

The weighted average interest rate for the above floating rate debt denominated in U.S. dollars was 2.72% as at December 31, 2012 (2011: 2.86%). These rates take into consideration the effect of interest rate swaps. At December 31, 2012, the three month dollar LIBOR rate was 0.306% (2011: 0.581%).

9.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:
	2012	2011
100 common shares of $1.00 par value each	$100	$100

Issued and fully paid share capital is as follows:
	2012	2011
100 common shares of $1.00 par value each	$100	$100

The Company was incorporated on July 11, 2008 and is a wholly-owned subsidiary of Ship Finance International Limited, a company incorporated in Bermuda and publicly listed on the New York Stock Exchange (ticker SFL).

10.	RELATED PARTY TRANSACTIONS

Hemen Holding Ltd., a Cyprus company, and Farahead Investment Inc., a Liberian company, together at December 31, 2012, are the principal shareholders of Ship Finance, the Company's parent.  Hemen Holding Ltd. and Farahead Investment Inc. (hereafter jointly referred to as "Hemen") are both indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. The Company's two drilling rigs, West Hercules and West Taurus, are leased to subsidiaries of Seadrill, in which Hemen also has a significant interest.

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

The Balance Sheets include the following amounts due from and to related parties:

(in thousands of $)	2012	2011
Amounts due from related parties
Lease payments due from the Seadrill Charterers	16,170	15,907

Long term - related party, parent company (see Note 8)
Fixed rate debt due to Ship Finance in 2023	290,000	290,000
Less: amounts due on current account from Ship Finance	(135,127)	(100,437)
	154,873	189,563

At December 31, 2012, the balance of net investments in direct financing leases with the Seadrill Charterers was $1,120.3 million (2011: $1,240.2 million) of which $129.2 million (2011: $120.0 million) represents short-term maturities.

In the year ended December 31, 2012, direct financing lease interest income of $69.5 million was received from the Seadrill Charterers (2011: $76.6 million; 2010: $84.1 million).

In the year ended December 31, 2012, interest expense of $13.1 million was paid to Ship Finance (2011: $13.1 million; 2010: $13.1 million).

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

The Company's swap transactions as at December 31, 2012, are designated as hedges against a portion of its long term debt and are summarized as follows:

Notional Principal (in thousands of $)	Inception date	Maturity date	Fixed interest rate
$445,625 (reducing to $401,417)	December 2008	August 2013	1.91% - 2.24%

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

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities at December 31, 2012 and 2011 are as follows:

	2012	2012	2011	2011
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Derivatives:
Interest rate swap contracts – long-term payables	5,177	5,177	12,633	12,633

The fair value of the above financial liabilities at December 31, 2012, is measured as follows:

		Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)	December 31, 2012	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Interest rate swap contracts – long-term payables	5,177		5,177
Total liabilities	5,177	—	5,177	—

The fair value of the above financial liabilities at December 31, 2011, was measured as follows:

		Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)	December 31, 2011	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Interest rate swap contracts – long-term payables	12,633		12,633
Total liabilities	12,633	—	12,633	—

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

The fair value of interest rate swaps is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR interest rates as at December 31, 2012.

Concentrations of risk
The Company's operating revenue consists entirely of lease income derived from the charters of its two drilling rigs to the Seadrill Charterers, both subsidiaries of Seadrill. There is thus a concentration of revenue risk with Seadrill.

12.	COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

2012
Book value of assets pledged under ship mortgages (see Note 8)	$1,120	million

13.	SUBSEQUENT EVENTS

There are no subsequent events to report.