Form 20-F
period 2013-12-31
Ship Finance International LTD
filed 2014-03-28
CIK 1289877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2013

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

93,260,000 Common Shares, $1.00 Par Value

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

A. SELECTED FINANCIAL DATA

Our selected income statement and cash flow statement data with respect to the fiscal years ended December 31, 2013, 2012 and 2011 and our selected balance sheet data with respect to the fiscal years ended December 31, 2013 and 2012 have been derived from our consolidated financial statements included in Item 18 of this annual report, prepared in accordance with accounting principles generally accepted in the United States, which we refer to as US GAAP.

The selected income statement and cash flow statement data for the fiscal years ended December 31, 2010 and 2009 and the selected balance sheet data for the fiscal years ended December 31, 2011, 2010 and 2009 have been derived from our consolidated financial statements not included herein.  The following table should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and our consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31
	2013	2012	2011	2010	2009
	(in thousands of dollars except common share and per share data)
Income Statement Data:
Total operating revenues	270,860	319,692	295,114	308,060	345,220
Net operating income	117,366	207,620	162,705	211,845	209,264
Net income	89,206	185,836	131,175	165,712	192,598
Earnings per share, basic	$1.00	$2.31	$1.66	$2.10	$2.59
Earnings per share, diluted	$0.99	$2.22	$1.62	$2.09	$2.59
Dividends declared	109,114	152,009	122,644	106,028	90,928
Dividends declared per share	$1.17	$1.86	$1.55	$1.34	$1.20

	Year Ended December 31
	2013	2012	2011	2010	2009
	(in thousands of dollars except common share and per share data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	58,641	60,542	94,915	86,967	84,186
Vessels and equipment, net (including newbuildings)	1,215,624	1,110,301	1,020,580	786,112	627,654
Investment in direct financing and sales-type leases (including current portion)	903,408	1,143,859	1,220,060	1,455,281	1,793,715
Investment in associated companies (including loans)	571,702	454,775	444,022	489,976	501,203
Total assets	3,045,983	2,973,089	2,896,128	2,882,361	3,059,586
Short and long term debt (including current portion)	1,736,879	1,831,200	1,910,464	1,922,854	2,135,950
Share capital	93,260	85,225	79,125	79,125	79,125
Stockholders' equity	1,191,933	994,768	857,091	828,920	749,328
Common shares outstanding	93,260,000	85,225,000	79,125,000	79,125,000	79,125,000
Weighted average common shares outstanding	89,508,233	80,594,399	79,125,000	79,056,183	74,399,127

Cash Flow Data:
Cash provided by operating activities	140,124	86,570	163,661	153,771	125,522
Cash provided by (used in) investing activities	(73,982)	34,309	(5,862)	76,977	424,068
Cash used in financing activities	(68,043)	(155,252)	(149,851)	(227,967)	(511,479)

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D. RISK FACTORS

Our assets are primarily engaged in transporting crude oil and oil products, drybulk and containerized cargos, and in offshore drilling and related activities. The following summarizes the risks that may materially affect our business, financial condition or results of operations.  Unless otherwise indicated in this annual report on Form 20-F, all information concerning our business and our assets is as of March 27, 2014.

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
The uncertainty surrounding the future of the credit markets in the United States, Europe and the rest of the world has resulted in reduced access to credit worldwide. As of December 31, 2013, we had total outstanding indebtedness of $2.9 billion under our various credit facilities and bond loans, including our equity-accounted subsidiaries.

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

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of challenges, including turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries and continuing economic weakness in the European Union. There has historically been a strong link between development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. We cannot predict how long the current market conditions will last. However, recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, have had a negative effect on our results of operations, financial condition and cash flows, have caused the price of our common shares to decline and could cause the price of our common shares to decline further.

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
The continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2013, is estimated to remain at around 7.7%, approximately the same rate as for the year ended December 31, 2012, and remaining below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year plans, or State Plans, are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management, and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. In 2012, China appointed new members to its Politburo Standing Committee, who replaced members of the committee who have served for periods of up to ten years, which obscures the future policy plans of the country. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results and financial condition.

Safety, environmental and other governmental and other requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse effect on our business and financial results.

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our tankers and other vessels operate, and the country or countries in which such vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast and bilge water management. These regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or the OPA, requirements of the U.S. Coast Guard and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002, or MTSA, and regulations of the International Maritime Organization, or IMO, including the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention for the Prevention of Pollution from Ships of 1973, or MARPOL, including the designation thereunder of Emission Control Areas, or ECAs, the International Convention on Civil Liability for Oil Pollution Damage of 1969, or CLC, and the International Convention on Load Lines of 1966.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2013 to its lowest level since 2007, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks.  If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones or Joint War Committee "war and strikes" listed areas, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cashflows to our customers, which could impair their ability to make payments to us under our charters.

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

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action", or JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is only used for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and EU indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals and automotive industries from January 20, 2014, to July 20, 2014.

Certain of our charterers or other parties that we have entered into contracts with may be affiliated with persons or entities that are subject to sanctions imposed by the U.S. administration, the European Union and/or other international bodies as a result of the annexation of Crimea by Russia in March 2014. If we determine that such sanctions require us to terminate existing charters or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

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

We have chartered three of our drilling units to three subsidiaries of Seadrill Limited, or Seadrill, namely Seadrill Deepwater Charterer Ltd., or Seadrill Deepwater, Seadrill Offshore AS, or Seadrill Offshore, and Seadrill Polaris Ltd., or Seadrill Polaris, which we refer to collectively as the Seadrill Charterers. In addition, we have chartered one drilling unit to Apexindo Offshore Pte. Ltd., or Apexindo, and one drilling unit to North Atlantic Linus Charterer Ltd., or North Atlantic Linus, which is a subsidiary of North Atlantic Drilling Limited, or NADL. The Seadrill Charterers, Apexindo and North Atlantic Linus are collectively referred to as the Rig Charterers. Following the 2008 peak in the oil price of around $140 per barrel, there was a period of high utilization and high dayrates, which prompted industry participants to increase the supply of drilling units by ordering the construction of new drilling units. According to industry sources, the worldwide fleet of drilling rigs increased from an average of 605 units in 2008 to 763 units in 2013, and significant further deliveries of new units are projected. Although demand for modern drilling units is currently high, any reduction in demand may lead to an excess of drilling capacity and a reduction in day-rates. In addition, the new construction of high-specification rigs, as well as changes in the Rig Charterers' competitors' drilling rig fleets, could cause our drilling units to become less competitive.  Lower utilization and dayrates could adversely affect the Rig Charterers' ability to secure drilling contracts and, therefore, their ability to make charterhire payments to us, and may cause them to terminate or renegotiate their charter agreements to our detriment.

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

Continuing conflicts and recent developments in the Middle East and North Africa, and the presence of United States and other armed forces in Afghanistan, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia.  Any of these occurrences, or the perception that our vessels are potential terrorist targets, could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

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

We depend on our charterers, including the Frontline Charterers, the Seadrill Charterers and North Atlantic Linus, which are companies affiliated with us, for our operating cash flows and for our ability to pay dividends to our shareholders and repay our outstanding borrowings.

Most of the tanker vessels in our fleet are chartered to subsidiaries of Frontline Ltd., or Frontline, namely Frontline Shipping Limited and Frontline Shipping II Limited, which we refer to collectively as the Frontline Charterers. In addition, we have chartered three of our drilling units to the Seadrill Charterers, and one drilling unit to North Atlantic Linus. Our other vessels that have charters attached to them are chartered to other customers under short, medium or long term time and bareboat charters.

The charter-hire payments that we receive from our customers constitute substantially all of our operating cash flows. The Frontline Charterers have no business or sources of funds other than those related to the chartering of our tanker fleet to third parties.

In December 2011, our charter agreements with the Frontline Charterers, which remain wholly-owned subsidiaries of Frontline, were amended and we agreed to temporarily reduce the charter rates receivable on our, at the time, 28 double-hull tankers and oil/bulk/ore carriers, or OBOs, by $6,500 per day per vessel from 2012 through 2015, subject to cash sweep arrangements described in the immediately following risk factor.  In terms of the amendments, we received compensation payments from Frontline in the amount of $106 million in cash. Frontline continues to guarantee the payment of charterhire with respect to the Frontline Charterers. The amendments to the charter agreements were necessitated by an extended period of substantial weakness in the tanker market. In a press release dated February 22, 2013, Frontline stated that if the tanker market does not recover before 2015 and no additional equity can be raised or vessels sold, there is a risk that they will not have sufficient cash to repay their existing $225 million convertible bond at maturity in April 2015. Although the tanker market has recently shown signs of improvement, it remains possible that the market situation might force a restructuring of Frontline, including further modifications of charter lease agreements.

Although there are restrictions on the Frontline Charterers' rights to use their cash to pay dividends or make other distributions, at any given time their available cash may be diminished or exhausted, and they may be unable to make charterhire payments to us without support from Frontline. The performance under the charters with the Seadrill Charterers is guaranteed by Seadrill, and the performance under the charter with North Atlantic Linus is guaranteed by NADL. If the Frontline Charterers, the Seadrill Charterers, North Atlantic Linus or any of our other charterers are unable to make charterhire payments to us, our results of operations and financial condition will be materially adversely affected and we may not have cash available to pay dividends to our shareholders and to repay our outstanding borrowings.

The amount of the cash sweep or profit sharing payment we receive under our charters with the Frontline Charterers and other charterers, if any, may depend on prevailing spot market rates, which are volatile.

Most of our tanker vessels operate under time charters to the Frontline Charterers.  These charter contracts provide for base charterhire and additional cash sweep and profit sharing payments when the Frontline Charterers' earnings from deploying our vessels exceed certain levels. The majority of our vessels chartered to the Frontline Charterers are sub-chartered by the Frontline Charterers in the spot market, which is subject to greater volatility than the long-term time charter market, and the amount of future cash sweep and profit sharing payments that we receive, if any, will be primarily dependent on the strength of the spot market.

Prior to December 31, 2011, the Frontline Charterers paid us a profit sharing rate of 20% of their earnings above average threshold charter rates on a time-charter equivalent basis from their use of our fleet each fiscal year. The amendments to the charter agreements with the Frontline Charterers described in the preceding risk factor increased the profit sharing percentage to 25% for earnings above the threshold levels, effective as of January 1, 2012. The amendments also provided for a temporary reduction in charter rates for a four year period. During that period, the Frontline Charterers are obligated to pay us 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day, which we refer to as cash sweep amounts. As described above, we received a compensation payment of $106 million, of which $50 million represented a non-refundable advance relating to the 25% profit sharing agreement. We received $52 million of cash sweep revenue for 2012, but no cash sweep revenue is receivable for 2013. There was no accumulated 25% profit share for 2012 or 2013, and $50 million in 25% profit share will need to accumulate before we recognize 25% profit share revenues in our consolidated accounts.

We may also enter into agreements which include profit sharing provisions with other charterers. At present we have four drybulk carriers chartered to United Freight Carriers, or UFC, which is a joint venture approximately 50% owned by Golden Ocean Group Limited, or Golden Ocean, which include profit sharing provisions in the charter agreements. We earned $0.8 million in profit sharing revenue on these vessels in 2013.

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

During the period a vessel or drilling unit is subject to a charter, we will not be permitted to sell it to take advantage of increases in vessel or drilling unit values without the charterers' agreement. Conversely, if the charterers were to default under the charters due to adverse market conditions, causing a termination of the charters, it is likely that the charter-free market value of our vessels would also be depressed. The charter-free market values of our vessels have experienced high volatility in recent years.

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

Our principal shareholders Hemen Holding Ltd. and Farahead Investment Inc., which we refer to jointly as Hemen, are indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. Hemen, and companies associated with Hemen, also have significant shareholdings in Frontline, Seadrill, Golden Ocean and Deep Sea Supply Plc., which are all our customers and/or suppliers. In addition, North Atlantic Linus, which is one of our customers, is a wholly-owned subsidiary of NADL, itself a subsidiary of Seadrill. Currently, one of our directors, Kate Blankenship, is also a director of Frontline, Golden Ocean, Seadrill and NADL, another of our directors, Paul Leand, is also a director of Seadrill and NADL, another of our directors, Cecilie A. Fredriksen, the daughter of Mr. John Fredriksen, is also a director of NADL, another of our directors, Hans Petter Aas, is also a director of Deep Sea Supply Plc. and another of our directors, Harald Thorstein, is also a director of Deep Sea Supply Plc. and NADL. These five directors owe fiduciary duties to the shareholders of each company and may have conflicts of interest in matters involving or affecting us and our customers. In addition, due to any ownership they may have in common shares of Frontline, Golden Ocean, Deep Sea Supply Plc. Seadrill or NADL, they may have conflicts of interest when faced with decisions that could have different implications for Frontline, Golden Ocean, Deep Sea Supply Plc., Seadrill or NADL than they do for us. We cannot assure you that any of these conflicts of interest will be resolved in our favor.

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

While Frontline has agreed to cause the Frontline Charterers to use their commercial best efforts to employ our vessels on market terms and not to give preferential treatment in the marketing of any other vessels owned or managed by Frontline or its other affiliates, it is possible that conflicts of interests in this regard will adversely affect us. Under our charter ancillary agreements with the Frontline Charterers and Frontline, we are entitled to receive annual cash sweep and profit sharing payments to the extent that the average daily time-charter equivalent, or TCE, rates realized by the Frontline Charterers exceed specified levels. Because Frontline also owns or manages other vessels in addition to our fleet, which are not included in the cash sweep and profit sharing calculations, conflicts of interest may arise between us and Frontline in the allocation of chartering opportunities that could limit our fleet's earnings and reduce the cash sweep payments, profit sharing payments or charterhire due under our charters.

Our shareholders must rely on us to enforce our rights against our contract counterparties.

Holders of our common shares and other securities have no direct right to enforce the obligations of the Frontline Charterers, Frontline Management (Bermuda) Ltd., or Frontline Management, Frontline, Golden Ocean, Deep Sea Supply Plc., the Seadrill Charterers and Seadrill, North Atlantic Linus and NADL, or any of our other customers under the charters, or any of the other agreements to which we are a party. Accordingly, if any of those counterparties were to breach their obligations to us under any of these agreements, our shareholders would have to rely on us to pursue our remedies against those counterparties.

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

Under these rules, if our income from our time charters is considered to be passive rental income, rather than income from the performance of services, we will be considered to be a PFIC.  We believe that it is more likely than not that our income from time charters will not be treated as passive rental income for purposes of determining whether we are a PFIC. Correspondingly, we believe that the assets that we own and operate in the connection with the production of such income do not constitute passive assets for purposes of determining whether we are a PFIC.  This position is principally based upon the positions that (1) our time charter income will constitute services income, rather than rental income and (2) Frontline Management, which provides services to most of our time-chartered vessels, will be respected as a separate entity from the Frontline Charterers, with which it is affiliated. We do not believe that we will be treated as a PFIC for our 2013 taxable year. Nevertheless, for the 2014 taxable year and future taxable years, depending upon the relative amounts of income we derive from our various assets as well as their relative fair market values, we may be treated as a PFIC.

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

We believe that we and each of our subsidiaries qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income.  For example, Hemen owned approximately 37% of our common shares as of March 27, 2014.  There is therefore a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if other shareholders with a five percent or greater interest in our common shares were, in combination with Hemen, to own 50% or more of our outstanding common shares on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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

Apart from seven container vessels and four drybulk carriers trading under short-term charters, the vessels in our fleet that have charters attached to them are generally contracted to expire between one and 15 years from now.  However, we have granted some of our charterers purchase or early termination options that, if exercised, may effectively terminate our charters with these customers at an earlier date.  One or more of the charters with respect to our vessels may also terminate in the event of a requisition for title or a loss of a vessel.

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

We currently operate seven container vessels, two car carriers and 12 drybulk carriers under time charters, two Suezmax tankers in the spot market, and have entered into agreements to acquire a further six newbuilding container vessels which are intended to operate under time charters. The agreements for the technical and operational management of these vessels are not fixed price agreements, and we cannot assure you that any further vessels which we may acquire in the future will be operated under fixed price management agreements.

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

As at March 27, 2014, we have entered into agreements to acquire six additional newbuilding container vessels and six additional second-hand container vessels. A delay in the delivery of any of these vessels or the failure of the contract counterparty to deliver any of these vessels could cause us to breach our obligations under related charter, financing and sales agreements that we have entered into, and could adversely affect our revenues and results of operations. In addition, an acceptance of any of these vessels with substantial defects could have similar consequences.

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

As of December 31, 2013, the Company and its consolidated subsidiaries had approximately $1.3 billion in floating rate debt outstanding under our credit facilities, and a further $1.1 billion in floating rate debt held by our unconsolidated wholly-owned subsidiaries accounted for under the equity method.  Although we use interest rate swaps to manage our interest rate exposure and have interest rate adjustment clauses in some of our chartering agreements, we are exposed to fluctuations in interest rates. For a portion of our floating rate debt, if interest rates rise, interest payments on our floating rate debt that we have not swapped into effectively fixed rates would increase.

As of December 31, 2013, the Company and its consolidated subsidiaries have entered into interest rate swaps which fix the interest on $1.0 billion of our outstanding indebtedness.

An increase in interest rates could cause us to incur additional costs associated with our debt service, which may materially and adversely affect our results of operations. Our maximum exposure to interest rate fluctuations on our outstanding debt at December 31, 2013, was approximately $1.4 billion, including our equity-accounted subsidiaries.  A one percentage change in interest rates would at most increase or decrease interest expense by approximately $14 million per year as of December 31, 2013.  The maximum figure does not take into account that certain of our charter contracts include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding debt related to the assets on charter. At December 31, 2013, $1.3 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity-accounted subsidiaries. Of this amount, a total of $0.1 billion was subject to interest rate swaps and the balance of $1.2 billion remained on a floating rate basis, effectively reducing our exposure to floating rate debt to $207 million.

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

We have significant indebtedness outstanding under our Norwegian kroner ("NOK") 500 million Senior Unsecured Bonds due 2014, our 3.75% Senior Unsecured Convertible Notes due 2016, our NOK600 million Senior Unsecured Bonds due 2017, our 3.25% Senior Unsecured Convertible Notes due 2018 and our NOK900 million Senior Unsecured Bonds due 2019. We have also entered into loan facilities that we have used to refinance existing indebtedness and to acquire additional vessels.  We may need to refinance some or all of our indebtedness on maturity of our convertible notes, bonds or loan facilities and to acquire additional vessels in the future. We cannot assure you that we will be able to do so on terms acceptable to us or at all. If we cannot refinance our indebtedness, we will have to dedicate some or all of our cash flows, and we may be required to sell some of our assets, to pay the principal and interest on our indebtedness. In such a case, we may not be able to pay dividends to our shareholders and may not be able to grow our fleet as planned.  We may also incur additional debt in the future.

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

The market price of our common shares has been volatile. Since January 1, 2013, the closing market price of our common shares has ranged from a low of $14.35 on June 25, 2013, to a high of $19.20 on March 6, 2014. The market price of our common shares may continue to fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, any reductions in the payment of our dividends or changes in our dividend policy, mergers and strategic alliances in the shipping industry, market conditions in the shipping industry, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors and the general state of the securities market. The shipping industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price.

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

As at March 27, 2014, Hemen owned approximately 37% of our outstanding common shares. As a result of its ownership of our common shares, Hemen may influence our business, including the outcome of any vote of our shareholders. Hemen, and companies associated with Hemen, also currently beneficially own substantial stakes in Frontline, Golden Ocean, Seadrill (and indirectly its subsidiary NADL) and Deep Sea Supply Plc. The interests of Hemen may be different from your interests.

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

We are an international ship owning and chartering company with one of the largest asset bases across the maritime and offshore industries. As at March 27, 2014, our assets consist of 22 oil tankers, twelve drybulk carriers, 12 container vessels, two car carriers, two jack-up drilling rigs, three ultra-deepwater drilling units, six offshore supply vessels and two chemical tankers. Our oil tankers and chemical tankers are all double-hull vessels.

Additionally we have contracted to take delivery of two newbuilding 4,800 TEU container vessels with estimated delivery in 2014, four newbuilding 8,700 TEU container vessels with estimated delivery in 2014 and 2015, and six 4,100 TEU container vessels built in 2002 with estimated delivery in 2014. The two newbuilding 4,800 TEU container vessels are significantly delayed in their delivery by the shipyard, and there is a substantial risk that these newbuilding contracts will be cancelled.

Our customers currently include Frontline, Seadrill, NADL, Sinochem Shipping Co. Ltd. ("Sinochem"), Heung-A Shipping Co. Ltd. ("Heung-A"), Hyundai Glovis Co. Ltd. ("Hyundai Glovis"), Western Bulk A/S ("Western Bulk"), Hamburg Süd Group, Maersk Line, PT Apexindo Pratama Duta, Orient Overseas Container Line Ltd ("OOCL"), MCC Transport Singapore Pte Ltd. ("MCC"), Oman Shipping Company S.A.O.C. ("Oman"), MSC Mediterranean Shipping Company S.A. ("MSC") and UFC. Our customers also currently include Deep Sea Supply Plc. and Deep Sea Supply BTG B.V., which is a joint venture owned 50% by Deep Sea Supply Plc. and 50% by BTG Pactual Oil & Gas Empreendimentos e Particapacoes S.A., or BTG Pactual. We refer to Deep Sea Supply Plc. and Deep Sea Supply BTG B.V. together as Deep Sea.

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

Pursuant to an agreement entered into in December 2003, we purchased from Frontline, effective January 2004, a fleet of 47 vessels, comprising 23 Very Large Crude Carriers, or VLCCs, including an option to acquire one VLCC, 16 Suezmax tankers and eight oil/bulk/ore carriers, or OBOs.

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

Most of our oil tankers are chartered to the Frontline Charterers under longer term time charters that have remaining terms that range from four to 13 years. The Frontline Charterers, in turn, charter our vessels to third parties. The daily base charter rates payable to us under the charters have been fixed in advance and will decrease as our vessels age. In December 2011, in response to a restructuring of Frontline necessitated by an extended period of low charter rates for oil tankers and OBOs, amendments were made to the charter agreements with the Frontline Charterers relating to 28 double-hull vessels, whereby we received a compensation payment of $106 million and agreed to temporarily reduce by $6,500 per day the base charter rates payable on each vessel.  The temporary reduction applies from January 1, 2012, until December 31, 2015. Thereafter, the base charter rates will revert to the previously agreed levels. For the duration of the temporary reduction, we are entitled to receive 100% of any excess above the reduced charter rates earned by the Frontline Charterers on our vessels, calculated annually on an average daily TCE basis and subject to a maximum excess of $6,500 per day per vessel. Eight of the vessels have been sold since December 2011, including all of the OBOs.

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

We have also entered into agreements with Frontline Management to provide fixed rate operation and maintenance services for the vessels on time charter to the Frontline Charterers, and for administrative support services. These agreements enhance the predictability and stability of our cash flows, by fixing substantially all of the operating expenses of our crude oil tankers.

The charters for the two jack-up drilling rigs, three ultra-deepwater drilling units, 11 of the container vessels (including the nine recently announced second hand vessels), six offshore supply vessels and two chemical tankers are all on bareboat terms, under which the respective charterer will bear all operating and maintenance expenses.

Acquisitions and Disposals

Acquisitions
In the year ended December 31, 2013, we took delivery of, or entered into agreements relating to the acquisition of, the following vessels:

•	In March 2013, we took delivery of the newbuilding Handysize drybulk carrier Western Copenhagen, which immediately upon delivery from the shipyard commenced a three year time charter.

•
In May 2013, we announced the agreement to acquire four newbuilding 8,700 TEU container vessels, which are scheduled for delivery in 2014 and 2015. Seven year time charters have been agreed for the first two of these vessels to be delivered, and subject to certain conditions the additional two vessels may be chartered on similar terms.

•
In July 2013, we announced the agreement to acquire the newbuilding harsh environment jack-up drilling rig West Linus from NADL, in combination with a bareboat charter back to them in excess of 15 years.

Since January 1, 2014, we have taken delivery of, or entered into agreements relating to the acquisition of, vessels as follows:

•	In February 2014, we took delivery of West Linus, described above. The rig immediately commenced its charter to NADL.

•
In March 2014, we announced the acquisition of seven 4,100 TEU container vessels built in 2002, in combination with long-term bareboat charters to MSC. One of these vessels was delivered to us in March 2014, and the remaining six are scheduled for delivery before the end of June 2014.

•
In March 2014, we announced the acquisition of two 5,800 TEU container vessels, one built in 2001 and the other built in 2002, in combination with log-term bareboat charters to MSC. The vessels were delivered to us in March 2014.

Disposals

In the year ended December 31, 2013, we disposed of the following vessels:

•
In January 2013, the non-double hull VLCC Edinburgh was delivered to its new owner. Net sales proceeds of approximately $18.8 million were received, after deducting $7.8 million compensation payable to Frontline for early termination of the charter. A gain on disposal of approximately $4.3 million was recorded.

•
In February 2013, we sold the Suezmax tanker Front Pride to an unrelated third party for total proceeds of approximately $12.2 million, including $2.1 million compensation from Frontline for early termination of the charter. A gain on disposal of approximately $0.5 million was recorded.

•
In March 2013, we sold the OBO Front Guider to an unrelated third party for total proceeds of approximately $21.2 million, including $11.7 million compensation from Frontline for early termination of the charter. A gain of approximately $13.2 million was recorded.

•
In November 2013, we sold the VLCCs Front Champion and Golden Victory to unrelated third parties for total proceeds of approximately $122.2 million. Total proceeds included compensation from Frontline for early termination of the charters, consisting of $10.9 million in cash payments and loans notes with a face value of $79.0 million, bearing interest at 7.25% per annum and amortizing over the approximately eight year remaining period of the terminated charters. No profit or loss was recorded on these disposals.

•
In December 2013, we cancelled one of the four newbuilding 4,800 TEU container vessels which we had agreed to acquire in April 2011, for reasons of excessive delays in delivery. The contract provided for full reimbursement of all installments paid plus interest thereon, and no loss is expected to be recorded.

Since January 1, 2014, we have disposed of vessels as follows:

•
In January 2014 and March 2014, the arrangements whereby we chartered-in the container vessels CMA CGM Magellan and CMA CGM Corte Real and chartered them out to CMA CGM S.A., or CMA CGM, were terminated after CMA CGM exercised their options to acquire the entities owning the vessels.

•
In February 2014, we cancelled a second of the four newbuilding 4,800 TEU container vessels which we had agreed to acquire in April 2011, for reasons of excessive delays in delivery. As with the vessel cancelled in December 2013, the contract provides for full reimbursement of all installments paid plus interest thereon, and no loss is expected to be recorded.

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

(3)
Expand and diversify our customer relationships.  Since January 2005, we have increased our customer base from one to 16 customers. Of these 16 customers, Frontline, Deep Sea, Seadrill, NADL and UFC are related parties. We intend to continue to expand our relationships with our existing customers and also to add new customers, as companies servicing the international shipping and offshore oil exploration markets continue to expand their use of chartered-in assets to add capacity.

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

Competition for charters in all the above sectors is intense and is based upon price, location, size, age, condition and acceptability of the vessel/rig and its manager. Competition is also affected by the availability of other size vessels/rigs to compete in the trades in which we engage. Most of our existing vessels are chartered at fixed rates on a long-term basis and are thus not directly affected by competition in the short-term. However, tankers chartered to the Frontline Charterers and drybulk carriers chartered to UFC are subject to profit sharing agreements, which will be affected by competition experienced by the charterers.

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

The insurance of our vessels which are chartered on a bareboat basis or on a time charter basis to the Frontline Charterers is the responsibility of the bareboat charterers or Frontline Management, respectively, who arrange insurance in line with standard industry practice. We are responsible for the insurance of our other time chartered and voyage chartered vessels. In accordance with standard practice, we maintain marine hull and machinery and war risks insurance, which include the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. From time to time we carry insurance covering the loss of hire resulting from marine casualties in respect of some of our vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is up to $1 billion per tanker per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

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

A variety of governmental, quasi-governmental and private organizations subject our assets to both scheduled and unscheduled inspections.  These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag states and charterers, terminal operators, oil companies and drybulk and commodity owners.  Some of these entities require us to obtain permits, licenses and certificates for the operation of our assets.  Our failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the assets in our fleet.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry, particularly older tankers.  Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards.  We are required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations.  We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.  The IMO adopted the International Convention for the Control and Management of Ship's Ballast Water and Sediments Convention, or the BWM Convention, in February 2004, which when ratified will require investment in new equipment on board our vessels, but it is not possible to quantify the costs of such modifications at this time. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.

The laws and regulations discussed below may not constitute a comprehensive list of all such laws and regulations that are applicable to the operation of our vessels and drilling units.

Flag State

The flag state, as defined by the United Nations Convention on the Law of the Sea, is responsible for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The "Shipping Industry Guidelines on Flag State Performance" evaluates flag states based on factors such as sufficiency of infrastructure, ratification, implementation and enforcement of principal international maritime treaties, supervision of surveys, casualty investigations, compliance with International Labour Organization reporting, and participation at International Maritime Organization meetings. Our vessels are flagged in Liberia, Singapore, the Bahamas, Cyprus, Malta, the Marshall Islands, Panama, Hong Kong, and Norway.

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

Revised Annex I to the MARPOL Convention entered into force in January 2007 and has undergone various minor amendments since then. Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010. An amendment to revised Annex I amended the definition of HGO and broadened the scope of regulation 21. An amendment to Annex I regulation 12A came into force on August 1, 2007. Regulation 12A requires fuel oil tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600m3 and above which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007, or for which the keel is laid on or after February 1, 2008,, in the absence of a contract.

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

Sulfur content standards are even stricter within certain ECAs. As of July 1, 2010, ships operating within an ECA may not use fuel with sulfur content in excess of 1.00% (a reduction from the previous cap of 1.50%), which is further reduced to 0.10% on January 1, 2015.  The Baltic Sea and the North Sea have been designated ECAs, and Amended Annex VI establishes procedures for designating new ECAs. Effective August 1, 2012, certain coastal areas of North America were designated ECAs, and effective January 1, 2014, the United States Caribbean Sea was designated an ECA. Ocean-going vessels in these areas will be subject to stringent emissions controls, which may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The EPA promulgated equivalent, and in some cases stricter, emissions standards in 2009.

As of January 1, 2010, the Directive 2005/33/EC of the European Parliament and of the Council of July 6, 2005, amending Directive 1999/32/EC, came into force. The objective of the directive is to reduce emission of sulfur dioxide and particulate matter caused by the combustion of certain petroleum derived fuels. The directive imposes limits on the sulfur content of such fuels as a condition of their use within a Member State territory. As of January 1, 2010, marine fuels used by inland waterway vessels and ships at berth in ports in EU countries must have a maximum sulfur content of 0.10% by mass. On July 15, 2011, the European Commission adopted a proposal for an amendment of Directive 1999/32/EC which would align requirements with those imposed by the revised MARPOL Annex VI which introduced stricter sulfur limits. Directive 2012/33/EU, also amending Directive 1999/32//EC, was published in the Official Journal of the European Union on November 17, 2012. The deadline for bringing member states' legislation into compliance is June 18, 2014, and the amended sulfur directive will enter into force on January 1, 2015.

Safety Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards, and amendments to SOLAS made in May 2012 entered into force on January 1, 2014. The Convention on Limitation of Liability for Maritime Claims, or LLMC, was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship-owners.

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

The ISM Code requires that vessel operators obtain a Safety Management Certificate, or SMC, for each vessel they operate.  This certificate evidences compliance by a vessel's operators with the ISM Code requirements for a SMS. No vessel can obtain a SMC under the ISM Code unless its manager has been awarded a "Document of Compliance", or DOC, issued in most instances by the vessel's flag state. As of the date of this report, our appointed ship managers have obtained DOCs for their office and SMCs for all of our vessels for which such certificates are required by the IMO, and these are renewed as required.

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

Ballast Water Requirements

The IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force, but it is close. Many of the implementation dates originally written in the BWM Convention have already passed, so that once it enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand vessels each year needing to install ballast water management systems (BWMS). For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date "existing vessels", and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such requirements on our operations.

Oil Pollution Liability

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO has adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by Protocols in 1976, 1984 and 1992, and further amended in 2000, or the CLC (of which the United States is not a party). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions.  The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the ship-owner's personal fault, and under the 1992 Protocol where the spill is caused by the ship-owner's personal act or omission by intentional or reckless conduct, where the ship-owner knew pollution damage would probably result. A state that is a party to the CLC may not allow a ship under its flag to trade unless that ship has a certificate of insurance or something equivalent. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We believe that our insurance will cover the liability under the plan adopted by the IMO.

The IMO has adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, or the Bunker Convention, to impose strict liability on ship-owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ships' bunkers is typically determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

The IMO continues to review and introduce new regulations.  It is difficult to accurately predict what additional regulations, if any, may be passed by the IMO in the future and what effect, if any, such regulations might have on our operations.

United States Requirements

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment following oil spills. OPA affects all "owners and operators" whose vessels trade with the United States, its territories and possessions, or whose vessels operate in United States waters, which include the United States territorial sea and its 200 nautical mile exclusive economic zone around the United States. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as "any person owning, operating or chartering by demise the vessel".  Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, other than an agent or employee of, or a person acting pursuant to a contractual relationship with, the responsible party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA contains statutory caps on liability and damages, which include:

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

•
loss of profits or impairment of earnings capacity due to injury to, or destruction or loss of, real or personal property or natural resources by any claimant, whether or not such claimant has a proprietary interest in the property; and

•
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA limits the liability of responsible parties with respect to single-hull tankers over 3,000 gross tons to the greater of $3,200 per gross ton or $23,496,000, while for all other tankers over 3,000 gross tons the liability is limited to the greater of $2,000 per gross ton or $17,088,000.  For non-tank vessels, such as drybulk carriers, liability is limited to the greater of $1,000 per gross ton or $854,400, subject to periodic adjustment for inflation.  For offshore facilities, except deepwater ports, liability is capped at the total of all removal costs plus $75 million. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party, or its agent, employee or a person acting pursuant to a contractual relationship with the responsible party, or by a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident, (ii) reasonably cooperate and assist as requested in connection with oil removal activities, or (iii) without sufficient cause, comply with an order issued under the Federal Pollution Act (Section 311 (c) and (e)) or the Intervention on the High Seas Act.

OPA permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, which may include charterers and cargo owners and operators of vessels.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, on August 15, 2012, the U.S. Bureau of Safety and Environment Enforcement released a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies.  There is no liability if the discharge of a hazardous substance results solely from the act or omission of a non-contractual third party, an act of God or an act of war.  Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo, and the greater of $300 per gross ton or $500,000 for any other vessel.  These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refuses to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard, or USCG, evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. An owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement relating to the vessel with the greatest maximum liability. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer, or a guarantee. We comply with the USCG's financial responsibility regulations by providing a certificate of responsibility evidencing self-insurance.

We have and expect to maintain pollution liability insurance coverage in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Owners or operators of vessels and facilities operating in the waters of the United States must file vessel and facility response plans with the USCG, and their vessels and facilities are required to operate in compliance with their USCG approved plans. These response plans must, among other things, describe response activities for a discharge, identify response resources, describe crew training and drills, and identify a qualified individual with full authority to implement removal actions.

We have obtained vessel response plans approved by the USCG for our vessels operating in the waters of the U.S.

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

The EPA and U.S. Coast Guard, or USCG, have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The EPA regulates the discharge of ballast and bilge water and other substances in U.S. waters under the CWA.  EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) to comply with a Vessel General Permit, or VGP, authorizing ballast and bilge water discharges and other discharges incidental to the operation of vessels.  The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met.  On March 28, 2013, the EPA re-issued the VGP for another five years, effective from December 19, 2013. The new VGP focuses on authorizing discharges incidental to operations of commercial vessels, and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for exhaust gas scrubbers, and the use of environmentally acceptable lubricants.

In addition, under §401 of the CWA, the VGP must be certified by the state where the discharge is to take place. Certain states have enacted additional discharge standards as conditions to their certification of the VGP. These local standards bring the VGP into compliance with more stringent state requirements, such as those further restricting ballast water discharges and preventing the introduction of non-indigenous species considered to be invasive. The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

USCG regulations adopted under the U.S. National Invasive Species Act also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. As of June 21, 2012, the USCG implemented revised regulations establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. Compliance with the EPA and the USCG regulations is likely to require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged, or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

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

Compliance with future EPA and USCG regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

As of January 1, 2013, all ships must comply with mandatory requirements adopted by the IMO's Marine Environmental Protection Committee, or MEPC, in July 2011 relating to greenhouse gas emissions. All ships are now required to follow the Ship Energy Efficiency Management Plans, or SEEMP, and the minimum energy efficiency levels per capacity mile outlined in the Energy Efficiency Design Index, or EEDL, applies to all new ships. These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In April 2013, the E.U. Parliament rejected proposed changes to the E.U. Emissions Law regarding carbon trading. In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall E.U. strategy to reduce greenhouse gas emissions. If the strategy is adopted by the European Parliament and Council, large vessels using E.U. ports would be required to monitor, report and verify their carbon dioxide emissions beginning in January 2018. In December 2013, the E.U. environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety, and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives adopted by the IMO, European Union, the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization, or ILO, is a specialized agency of the UN. The ILO has adopted the Maritime Labour Convention 2006, or the MLC 2006. A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013, and requires us to develop new procedures to ensure full compliance with its requirements. Our P&I clubs have with effect from August 20, 2013, amended their insurance policies to cover elements from MLC 2006, including but not limited to the repatriation of crew and other crew social security provisions.

Offshore Drilling Regulations

Our offshore drilling units are subject to many of the above environmental laws and regulations relating to vessels, but are also subject to laws and regulations focused on offshore drilling operations. We may incur costs to comply with these revised standards.

Rigs and drillships must comply with MARPOL limits on sulfur oxide and nitrogen oxide emissions, chlorofluorocarbons, and the discharge of other air pollutants, except that the MARPOL limits do not apply to emissions that are directly related to drilling, production, or processing activities. As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for new ships, including the requirement that all new ships utilize the EEDI and the SEEMP.

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

The U.S. Bureau of Ocean Energy Management, or BOEM, periodically issues guidelines for rig fitness requirements in the Gulf of Mexico and may take other steps that could increase the cost of operations or reduce the area of operations for our units, thus reducing their marketability. Implementation of BOEM guidelines or regulations may subject us to increased costs or limit the operational capabilities of our units, and could materially and adversely affect our operations and financial condition.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003 the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

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

The USCG, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code.

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

Seasonality

Most of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Our tankers on charter to the Frontline Charterers are subject to cash sweep and profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. However, any cash sweep and profit sharing receivables relating to the Frontline Charterers are paid annually and the effects of seasonality will be limited to the timing of our cash sweep and profit sharing revenues. Four of our Handysize drybulk carriers currently employed under short-term charters to UFC are also subject to agreements for profit sharing payable at the expiry of their respective charters, and the effects of seasonality will be limited to the timing of these profit sharing revenues.

C. ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D. PROPERTY, PLANTS AND EQUIPMENT

We own a substantially modern fleet of vessels. The following table sets forth the fleet that we own or have contracted for delivery as of March 27, 2014. All of the VLCCs, Suezmaxes and chemical tankers are double-hull vessels.

	Approximate			Lease	Charter Termination
Vessel	Built	Dwt.	Flag	Classification	Date
VLCCs
Front Century	1998	311,000	MI	Capital lease	2021
Front Vanguard	1998	300,000	MI	Capital lease	2021
Front Circassia	1999	306,000	MI	Capital lease	2021
Front Opalia	1999	302,000	MI	Capital lease	2022
Front Comanche	1999	300,000	LIB	Capital lease	2022
Front Commerce	1999	300,000	LIB	Capital lease	2022
Front Scilla	2000	303,000	MI	Capital lease	2023
Front Ariake	2001	299,000	BA	Capital lease	2023
Front Serenade	2002	299,000	LIB	Capital lease	2024
Front Hakata	2002	298,500	BA	Capital lease	2025
Front Stratus	2002	299,000	LIB	Capital lease	2025
Front Falcon	2002	309,000	BA	Capital lease	2025
Front Page	2002	299,000	LIB	Capital lease	2025
Front Energy	2004	305,000	CYP	Capital lease	2027
Front Force	2004	305,000	MI	Capital lease	2027

Suezmaxes
Front Glory	1995	150,000	MI	Capital lease	2018
Front Splendour	1995	150,000	MI	Capital lease	2019
Front Ardenne	1997	153,000	MI	Capital lease	2020
Front Brabant	1998	153,000	MI	Capital lease	2021
Mindanao	1998	159,000	SG	Capital lease	2021
Glorycrown	2009	156,000	HK	n/a		(5)
Everbright	2010	156,000	HK	n/a		(5)

Chemical Tankers
Maria Victoria V	2008	17,000	PAN	Operating lease	2018	(1)
SC Guangzhou	2008	17,000	PAN	Operating lease	2018	(1)

Handysize Drybulk Carriers
SFL Spey	2011	34,000	HK	Operating lease	2014	(5)
SFL Medway	2011	34,000	HK	Operating lease	2014	(5)
SFL Trent	2012	34,000	HK	Operating lease	2014	(5)
SFL Kent	2012	34,000	HK	Operating lease	2014	(5)
Western Australia	2012	32,000	HK	Operating lease	2015
Western Houston	2012	32,000	HK	Operating lease	2015
Western Copenhagen	2013	32,000	HK	Operating lease	2016

Supramax Drybulk Carriers
SFL Hudson	2009	57,000		HK	Operating lease	2020
SFL Yukon	2010	57,000		HK	Operating lease	2018
SFL Sara	2011	57,000		HK	Operating lease	2019
SFL Kate	2011	57,000		HK	Operating lease	2021
SFL Humber	2012	57,000		HK	Operating lease	2022

Container vessels
MSC Margarita	2001	5,800	TEU	LIB	n/a	2019
MSC Vidhi	2002	5,800	TEU	LIB	n/a	2019
MSC Vaishnavi	2002	4,100	TEU	LIB	n/a	2019
TBN/ MSC Julia	2002	4,100	TEU	n/a	n/a	2019	(7)
TBN/ MSC Rochelle	2002	4,100	TEU	n/a	n/a	2019	(7)
TBN/ MSC Arushi	2002	4,100	TEU	n/a	n/a	2019	(7)
TBN/ MSC Julia	2002	4,100	TEU	n/a	n/a	2020	(7)
Santa Ricarda	2002	4,100	TEU	n/a	n/a	2020	(7)
Santa Rafaela	2002	4,100	TEU	n/a	n/a	2020	(7)
SFL Europa	2003	1,700	TEU	MI	Operating lease	2014	(5)
Heung-A Green	2005	1,700	TEU	MAL	Operating lease	2020	(1)
Green Ace	2005	1,700	TEU	MAL	Operating lease	2020	(1)
SFL Hunter	2006	2,800	TEU	MI	n/a		(5)
SFL Hawk	2007	2,800	TEU	MI	Operating lease	2014	(5)
SFL Falcon	2007	2,800	TEU	MI	Operating lease	2014	(5)
SFL Eagle	2007	2,800	TEU	MI	Operating lease	2014	(5)
SFL Tiger	2006	2,800	TEU	MI	Operating lease	2014	(5)
SFL Avon	2010	1,700	TEU	MI	Operating lease	2014	(5)
Hull SSY S-1222 (NB) (6)	2014	4,800	TEU	n/a	n/a	2021	(4)
Hull SSY S-1223 (NB) (6)	2014	4,800	TEU	n/a	n/a	2021	(4)
Hull DSME H-4283 (NB)	2014	8,700	TEU	n/a	n/a	2021	(4)
Hull DSME H-4284 (NB)	2014	8,700	TEU	n/a	n/a	2021	(4)
Hull DSME H-4285 (NB)	2014	8,700	TEU	n/a	n/a		(8)
Hull DSME H-4286 (NB)	2015	8,700	TEU	n/a	n/a		(8)

Car Carriers
Glovis Composer	2005	6,500	CEU	HK	Operating lease	2017
Glovis Conductor	2006	6,500	CEU	PAN	Operating lease	2017

Jack-Up Drilling Rigs
Soehanah	2007	375	ft	PAN	Operating lease	2018	(1)
West Linus	2014	450	ft	NOR	Capital lease	2029	(1)

Ultra-Deepwater Drill Units
West Polaris	2008	10,000	ft	PAN	Capital lease	2023	(1)
West Hercules	2008	10,000	ft	PAN	Capital lease	2023	(1)
West Taurus	2008	10,000	ft	PAN	Capital lease	2023	(1)

Offshore supply vessels
Sea Leopard	1998	AHTS	(2)	CYP	Capital lease	2020	(1)
Sea Bear	1999	AHTS	(2)	CYP	Capital lease	2020	(1)
Sea Cheetah	2007	AHTS	(2)	CYP	Operating lease	2019	(1)
Sea Jaguar	2007	AHTS	(2)	CYP	Operating lease	2019	(1)
Sea Halibut	2007	PSV	(3)	CYP	Operating lease	2019	(1)
Sea Pike	2007	PSV	(3)	CYP	Operating lease	2019	(1)

NB:           Newbuilding

Key to Flags: BA – Bahamas, CYP - Cyprus, MAL – Malta, HK – Hong Kong, LIB - Liberia, MI - Marshall Islands, PAN – Panama, SG - Singapore, NOR - Norway.

Notes:

(1)	Charterer has purchase options during the term of the charter.

(2)	Anchor handling tug supply vessel (AHTS).

(3)	Platform supply vessel (PSV).

(4)	Charter has been agreed.

(5)	Currently employed on a short-term charter or in the spot market.

(6)	Newbuilding delivery significantly delayed and may be cancelled.

(7)	Second-hand vessel scheduled for delivery before the end of June 2014. Charters have been agreed.

(8)	Charters may be entered into subject to certain conditions.

Substantially, all of the above vessels and rigs are pledged under mortgages, excluding the two 1,700 TEU container vessels built in 2005, the seven 4,100 TEU container vessels and the two 5,800 TEU container vessels. Additionally, the four newbuilding 8,700 TEU container vessels currently under construction are not pledged under mortgages.

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

Fleet Development

The following table summarizes the development of our active fleet of vessels:

Vessel type	Total fleet December 31, 2011	Additions/ Disposals 2012		Total fleet December 31, 2012	Additions/ Disposals 2013		Total fleet December 31, 2013
Oil Tankers	28		--2	26		--4	22
Chemical tankers	2			2			2
Dry bulk carriers (including OBOs)	11	+5	--4	12	+1	--1	12
Container vessels	11			11			11
Car carriers		+2		2			2
Jack-up drilling rigs	1			1			1
Ultra-deepwater drill units	3			3			3
Offshore supply vessels	6			6			6

Total Active Fleet	62	+7	--6	63	+1	--5	59

The above table includes two 13,800 TEU container vessels which were chartered-in throughout 2011, 2012 and 2013, but which are no longer chartered-in following the termination of the chartering arrangements in January and March 2014.

The following deliveries have taken place or are scheduled to take place after December 31, 2013:

•	the newbuilding harsh environment jack-up drilling rig West Linus was delivered to us in February 2014;

•	two newbuilding 4,800 TEU container vessels are scheduled for delivery to us in 2014;

•	four newbuilding 8,700 TEU container vessels are scheduled for delivery to us in 2014 and 2015;

•	two 2001/2002-built 5,800 TEU container vessels were delivered to us in March 2014;

•	one 2002-built 4,100 TEU container vessels were delivered to us in March 2014; and

•	six 2002-built 4,100 TEU container vessel are scheduled for delivery to us before the end of June 2014.

Factors Affecting Our Current and Future Results

Principal factors that have affected our results since 2004, and are expected to affect our future results of operations and financial position, include:

•	the earnings of our vessels under time charters and bareboat charters to the Frontline Charterers, the Seadrill Charterers and other charterers;

•
the amount we receive under the profit sharing arrangements with the Frontline Charterers and UFC, including the arrangement with the Frontline Charterers whereby during the four year period of the temporary reduction in charter rates they will pay us 100% of any earnings above the temporarily reduced rates, subject to a maximum of $6,500 per day (see Revenues below);

•	the earnings and expenses related to any additional vessels that we acquire;

•	earnings from the sale of assets and termination of charters;

•	vessel management fees and expenses;

•	administrative expenses;

•	interest expenses; and

•	mark-to-market adjustments to the valuation of our interest rate swaps and other derivative financial instruments.

Revenues

Our revenues derive primarily from our long-term, fixed-rate charters. Most of the vessels that we acquired from Frontline are chartered to the Frontline Charterers under long-term time charters that are generally accounted for as direct financing leases. On December 30, 2011, amendments were made to the charter agreements with the Frontline Charterers relating to 28 double-hull vessels, all of which were accounted for as direct financing leases. Four of these vessels were sold in 2012 and a further four were sold in 2013. In terms of the amended agreements, we received a compensation payment of $106 million and agreed to a $6,500 per day reduction in the time charter rate for each vessel for the four year period from January 1, 2012, to December 31, 2015. Thereafter, the charter rates revert to the previously agreed daily amounts. The leases were amended to reflect the compensation payment received and the reduction in future minimum lease payments to be received. The amendments affect direct financing lease interest income from January 1, 2012, onwards.

Direct financing and sales-type lease interest income reduces over the terms of our leases as progressively a lesser proportion of the lease rental payment is allocated as lease interest income, and a higher amount is treated as repayment of the lease.

Our future earnings are dependent upon the continuation of existing lease arrangements and our continued investment in new lease arrangements. Future earnings may also be significantly affected by the sale of vessels. Investments and sales which have affected our earnings since January 1, 2013, are listed in Item 4 above under acquisitions and disposals. Some of our lease arrangements contain purchase options which, if exercised by our charterers, will affect our future leasing revenues.

We have profit sharing agreements with some of our charterers, in particular with the Frontline Charterers and UFC. Revenues received under profit sharing agreements depend upon the returns generated by the charterers from the deployment of our vessels. These returns are subject to market conditions which have historically been subject to significant volatility. Prior to December 31, 2011, the Frontline Charterers paid the Company a profit sharing rate of 20% of their earnings above average threshold charter rates on a time-charter equivalent basis from their use of the Company's fleet each fiscal year.  The amendments to the charter agreements made on December 30, 2011, increase the profit sharing percentage to 25% for earnings above those threshold levels. Additionally, the amendments provide that during the four year period of the temporary reduction in charter rates, the Frontline Charterers will pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day. Of the $106 million compensation payment received, $50 million represents a non-refundable advance on profit sharing earnings relating to the 25% profit sharing agreement which took effect on January 1, 2012. In addition to the tankers chartered to the Frontline Charterers, four of our Handysize drybulk carriers on short-term charters to UFC include profit sharing arrangements, whereby we earn a 50% share of profits earned by the vessels above threshold levels.

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

In addition to the vessels on charter to the Frontline Charterers, and excluding two container vessels bareboat chartered-in during 2011, 2012 and 2013 and time chartered out on charters designed to generate pre-determined net income (see Note 16 to the consolidated financial statements), we also have seven container vessels, twelve drybulk carriers and two car carriers employed on time charters, and two Suezmax tankers employed in the spot market. Additionally, the six container vessels currently under construction are intended to be employed on time charters following delivery from the shipyard. We have outsourced the technical management for these vessels and we pay operating expenses for the vessels as they are incurred.  The remaining vessels we own that have charters attached to them are employed on bareboat charters, where the charterer pays all operating expenses, including maintenance, drydocking and insurance.

Administrative Expenses

Administrative expenses consist of general corporate overhead expenses, including personnel costs, property costs, legal and professional fees, and other administrative expenses. Personnel costs include, among other things, salaries, pension costs, fringe benefits, travel costs and health insurance. We have entered into an administrative services agreement with Frontline Management under which they provide us with certain administrative support services, and have agreed to reimburse them for reasonable third party costs, if any, advanced on our behalf. Some of the compensation paid to Frontline Management is based on cost sharing for the services rendered based on actual incurred costs plus a margin.

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

Interest Expenses

Other than the interest expense associated with our 8.5% Senior Notes, which were redeemed in March 2013, our 3.75% and 3.25% convertible senior unsecured bonds, and our NOK500 million, NOK600 million and NOK900 million senior unsecured bonds, the amount of our interest expense will be dependent on our overall borrowing levels and may significantly increase when we acquire vessels or on the delivery of newbuildings. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. Interest expense may also change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments that we enter into.

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

Revenue Recognition
Revenues are generated from time charter and bareboat charter hires, profit sharing arrangements and voyage freight billings, and are recognized on an accrual basis. Each charter agreement is evaluated and classified as an operating lease or a capital lease (see Leases below). Rental receipts from operating leases are recognized in income over the period to which the payment relates. Voyage revenues are recognized ratably over the estimated length of each voyage, and accordingly are allocated between reporting periods based on the relative transit time in each period. Voyage expenses are recognized as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated.

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

Prior to December 31, 2011, the Frontline Charterers paid the Company a profit sharing rate of 20% of their earnings above average threshold charter rates on a time-charter equivalent basis from their use of the Company's fleet each fiscal year. For each profit sharing period, the threshold is calculated as the number of days in the period multiplied by the daily threshold TCE rates for the applicable vessels. Starting on January 1, 2012, amendments to the charter agreements increased the profit sharing percentage to 25% for earnings above those threshold levels. Additionally, the amendments provide that during the four year period of the temporary reduction in charter rates, the Frontline Charterers will pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day. Under the terms of the amendments to the charter agreements, we received a compensation payment of $106 million, of which $50 million represents a non-refundable advance relating to the 25% profit sharing agreement. Profit sharing revenues are recorded when earned and realizable.

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

The implicit rate of return for each of the Company's direct financing leases is derived in accordance with Accounting Standards Codification, or ASC, Topic 840 "Leases" using the fair value of the asset at the lease inception, the minimum contractual lease payments and the estimated residual values.

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

Impairment of Long-Lived Assets
The vessels and rigs held and used by us are reviewed for impairment on a quarterly basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment charge would be recognized if the estimate of future undiscounted cash flows expected to result from the use of the vessel or rig and its eventual disposal is less than its carrying amount. When testing for impairment, we consider daily rates currently in effect for existing charters, the possibility of any medium or long-term charter arrangements being terminated early and, using historical trends, estimated daily rates for each vessel or rig for its remaining useful life not covered by existing charters. In assessing the recoverability of carrying amounts, we must make assumptions regarding estimated future cash flows. These assumptions include assumptions about spot market rates, operating costs and the estimated economic useful life of these assets. In making these assumptions we refer to five-year and ten-year historical trends and performance, as well as any known future factors. Factors we consider important which could affect recoverability and trigger impairment include significant underperformance relative to expected operating results, new regulations that change the estimated useful economic lives of our vessels and rigs, and significant negative industry or economic trends.

In the year ended December 31, 2012, reviews of the carrying value of long-lived assets indicated that the Company's long-term investments in shares in a container vessel owner/operator and warrants to purchase shares in a U.S. company were impaired, and charges were taken against these assets. No impairment loss was required in 2013.

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

At December 31, 2013, we owned 57 vessels and rigs (excluding two chartered-in containerships) and had newbuilding contracts to acquire a further seven container vessels and one jack-up drilling rig. Taking into account the $795 million scheduled remaining yard payments for completing the newbuildings, and including the four ultra-deepwater drilling units which are owned by equity accounted subsidiaries, the aggregate carrying value of these 65 assets at December 31, 2013, was $4.7 billion, as summarized in the table below. The table is presented in the context of the markets in which the vessels operate, with oil tankers and chemical tankers grouped together under "Tanker vessels", container vessels and car carriers grouped together under "Liners" and jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels grouped together under "Offshore units".

	Number of owned vessels	Carrying value at December 31, 2013 ($ millions)
Tanker vessels (1)	24	1,083
Drybulk carriers (2)	12	335
Liners (3)	18	904
Offshore units (4)	11	2,379
	65	4,701

(1)
Includes 23 vessels with an aggregate carrying value of $1,036 million, which we believe exceeds their aggregate charter-free market value by approximately $438 million, and one vessel with a carrying value of $47 million, which we believe is in line with its charter-free market value.

(2)	Includes 12 vessels with an aggregate carrying value of $335million, which we believe exceeds their aggregate charter-free market value by approximately $76 million.

(3)
Includes 12 vessels with an aggregate carrying value of $491 million, which we believe exceeds their aggregate charter-free market value by approximately $228 million, and six vessels with an aggregate carrying value of $413 million, which we believe is approximately $42 million less than their aggregate charter-free market value.

(4)
Includes two vessels with an aggregate carrying value of $74 million, which we believe exceeds their aggregate charter-free market value by approximately $14 million, and five vessels with an aggregate carrying value of $226 million, which we believe is approximately $113 million less than their aggregate charter-free market value. The remaining four offshore units, which are owned by wholly-owned subsidiaries accounted for using the equity method, have an aggregate carrying value of $2,079 million, which we believe is $644 million less than their aggregate charter-free market value.

The above aggregate carrying value of $4,701 million at December 31, 2013, is made up of (a) $1,017 million investments in capital leases (see Note 15 to the consolidated financial statements), (b) $1,090 million vessels and equipment, (c) $126 million newbuildings, (d) $795 million cost to complete newbuildings and (e) $1,673 million carrying value of ultra-deepwater units owned by equity accounted subsidiaries.

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

Recent accounting pronouncements

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-11 "Disclosures about Offsetting Assets and Liabilities" in order to standardize the disclosure requirements under US GAAP and IFRS relating to both instruments and transactions eligible for offset in financial statements. In January 2013, the FASB issued ASU 2013-01 "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities", in order to clarify the scope of ASU 2011-11. Both ASU 2011-11 and ASU 2013-01 are applicable for annual reporting periods beginning on or after January 1, 2013. Their adoption did not have a material impact on the Company's disclosures.

In October 2012, the FASB issued 2012-04 "Technical Corrections and Improvements" in order to clarify and amend various aspects of the Accounting Standards Codification ("ASC"), particularly to recognize feedback from stakeholders in the ASC where appropriate. The amendments in ASU 2012-04 that are subject to transition guidance are effective for annual periods beginning after December 15, 2013. Its adoption did not have a material impact on the Company's disclosures or consolidated financial position, results of operations, and cash flows.

In February 2013, the FASB issued ASU 2013-02 "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" in order to improve the reporting of reclassifications. ASU 2013-02 requires an entity to disclose by detailed component those significant items which are reclassified in their entirety, and to provided cross-referencing to other disclosures for other items. ASU 2013-02 is applicable for annual reporting periods beginning after December 15, 2012. Its adoption did not have a material impact on the Company's disclosures.

In February 2013, the FASB issued ASU 2013-04 "Obligations Resulting from Joint and Several Liability Arrangements for which the Total Amount of the Obligation is Fixed at the Reporting Date". ASU 2013-04 requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of (a) the amount the entity agreed to pay on the basis of its arrangement among its co-obligors, and (b) any additional amount the entity expects to pay on behalf of its co-obligors. ASU 2013-04 is applicable to fiscal years and interim periods within those years beginning after December 15, 2013. Its adoption is not expected to have a material impact on the Company's disclosures.

In April 2013, the FASB issued ASU 2013-10 "Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes". ASU 2013-10 permits the use of the Fed Funds Effective Swap Rate as a benchmark for hedge accounting purposes, and is effective for hedging transactions entered into on or after July 17, 2013. The variable interest rates on U.S. dollar loans and any related hedging arrangements entered into by the Company and its subsidiaries have to date all referenced the London Interbank Offered Rate ("LIBOR"). Accordingly, ASU 2013-10 has not had, and is not expected to have, a material impact on the Company's disclosures or consolidated financial position, results of operations and cash flows.

In December 2013, the FASB issued ASU 2013-12 "Definition of a Public Business Entity" in order to establish a single definition for use throughout the ASC. Entities which are not Public Business Entities may qualify in some instances for alternative financial accounting and reporting guidance under US GAAP. ASU 2013-12 aims to minimize the inconsistency and complexity which can result from having multiple definitions of public and non-public entities, as well as a diversity in practice in interpreting the definitions. The new single definition of Public Business Entity will be used in future ASUs, and will be effective as and when they are implemented. It is not expected that ASU 2013-12 will have a material impact on the Company's disclosures or consolidated financial position, results of operations and cash flows.

Market Overview
The Oil Tanker Market
In 2013, overall freight rates decreased further from the low levels seen in 2012. According to industry sources, the volume of oil shipments in 2013 declined slightly, due to reduced imports by the United States and de-stocking in China. However, longer sailing distances and a decline in fleet productivity resulted in demand for crude oil tanker capacity being more or less the same as in 2012. With overall tanker capacity increasing by approximately 4%, mostly in the first half of the year, the excess of supply over demand increased in 2013 and it is estimated that fleet utilization decreased by 1% to 83%.

The over-supply of capacity resulted in 2013 being another poor year for tankers, with TCE rates for modern VLCCs and Suezmax tankers averaging approximately $23,400 and $18,100 per day, respectively, approximately 13% below rates in 2012. Although the market was particularly weak in the first half of 2013, with rates reduced to near operating cost levels, it improved considerably in the last two months of the year, with spot charter rates attaining levels well in excess of those in recent years.

According to industry sources, at the end of 2013 the total orderbook for new VLCCs consisted of 74 vessels, representing approximately 12% of the existing fleet, and the total orderbook for Suezmax tankers consisted of 43 vessels, representing approximately 9% of the existing fleet.

The Drybulk Shipping Market
The drybulk shipping market experienced another difficult year in 2013, although better than 2012. Overall, industry sources indicate that tonnage demand for vessels increased by approximately 9%, with a 2% reduction in fleet productivity adding to 7% growth in tonnage-miles, largely associated with higher Chinese imports and a substantial recovery in the global grain trade. With drybulk capacity increasing by only 8%, compared with over 12% in 2012, average freight rates increased by approximately 36% from the very low levels of 2012. The biggest increase in rates was for Capesize vessels.

The market for Supramax and Handysize drybulk carriers was generally depressed throughout 2013. The average one-year time charter rates for Supramax and Handysize drybulk carriers were, respectively, $10,300 per day and $8,200 per day, representing increases from 2012 of 10% and 8%.

During 2013, contracting for newbuilding drybulk carriers increased to 73 million dwt from 19 million dwt in 2012, which was the lowest level in six years. Deliveries of new vessels amounted to 59 million dwt and scrapping removed some 23 million dwt, both less than the record levels in 2012. At the end of 2013, the total orderbook for new drybulk carriers was 118 million dwt, equivalent to 17% of the existing fleet.

The Freight Liner Market (Containerships and Car Carriers)
The container charter market experienced another weak year in 2013, with continuing overcapacity made worse by the influx of some 1.4 million TEU of new capacity. This resulted in further downward pressure on freight rates and substantial losses for most container operators.

Industry sources indicate that container ship demand increased by slightly over 5% in 2013, while overall capacity grew by a similar percentage to approximately 17.1 million TEU, after deducting 435,000 TEU which was scrapped. Charter rates began the year at low levels, around or below operating cost for owners, and for larger vessels declined further by about 10%. Fleet utilization declined slightly, and at the end of the year approximately 780,000 TEU of capacity, around 4.6% of the overall fleet, was reported to be idle, split between operators and non-operating owners.

Contracting for new container vessels in 2013 amounted to around 1.8 million TEU, returning to the high levels of 2011 after the decline to 0.4 million TEU in 2012. The bias continues to be towards larger vessels, with more than 80% of the orders being for vessels with capacities of 8,000 TEU and above. At the end of the year, the ratio of outstanding orders to existing fleet capacity increased slightly from 21% to 22%.

The car carrier market was relatively stable in 2013. Continuing positive auto sales in the U.S. were offset by a decrease in sales in Western Europe, resulting in modest overall demand growth of 2.5%. The car carrier fleet consisted of 717 vessels at the end of 2013. There were 18 vessels delivered from shipyards in 2013 and 13 vessels removed from the fleet, resulting in fleet capacity growth of 3.4%. At the year end, the orderbook consisted of 62 vessels, equivalent to 11% of existing fleet capacity.

The Offshore Market
The increase in oil and gas prices to record levels in 2008 created a world-wide increase in offshore exploration drilling activity, prompting a significant increase in dayrates for drilling units and high levels of orders for newbuilding jack-up rigs and ultra-deepwater drilling units. The oil price (Brent crude spot) declined from its record high of more than $140 per barrel in 2008 to an average of $63 per barrel in 2009, but has since recovered to average around $110 per barrel each year since 2011. This has resulted in oil and gas companies substantially increasing their investment in offshore exploration and development activity in the years since 2010. Although the major accident in April 2010 at the Macondo well in the Gulf of Mexico heightened safety and environmental concerns within the offshore oil and gas sector, this has not affected the strong recovery in offshore drilling activity. However, oil and gas companies are becoming increasingly selective in their exploration and development activities, as they seek to demonstrate financial discipline to their shareholders.

Demand for jack-up drilling rigs and ultra-deepwater floating units remained strong in 2013, with almost full utilization of these assets. Day rates for jack-up rigs increased by between 15% and 25% from 2012, depending on the specific capabilities of the rig, while rates for ultra-deepwater floating units were more or less unchanged in the record high range between $550,000 and $600,000 per day.

Industry sources indicate that orders were placed for 96 newbuilding drilling units in 2013, significantly more than in 2012 and with a notable trend towards jack-up rigs. The average number of available units in 2013 was 763, a small increase in the average of 742 in 2012. It is projected that 76 new units will be delivered in 2014, increasing available units by approximately 8% after the scrapping/removal of older jack-up rigs.

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

Results of Operations

Year ended December 31, 2013, compared with year ended December 31, 2012

Net income for the year ended December 31, 2013, was $89.2 million, a decrease of 52% from the year ended December 31, 2012.

(in thousands of $)	2013	2012
Total operating revenues	270,860	319,692
Gain on sale of assets	18,025	25,681
Gain on termination of charters	—	21,705
Total operating expenses	(171,519)	(159,458)
Net operating income	117,366	207,620
Interest income	30,080	27,174
Interest expense	(87,225)	(94,851)
Other non-operating items (net)	785	2,401
Equity in earnings of associated companies	28,200	43,492
Net income	89,206	185,836

Net operating income was $90.3 million lower in 2013, principally due to the $51.4 million decrease in profit sharing revenues (see below), and the absence of gain on termination of charters. Net income was $96.6 million lower in 2013, owing to the decrease in net operating income and reduced equity in earnings of associated companies, partly offset by reduced net interest expense.

Two container vessels chartered in on long-term bareboat charter and four ultra-deepwater drilling units (one of which is a newbuilding delivered in February 2014) were accounted for under the equity method during 2013 and 2012. The operating revenues of the wholly-owned subsidiaries owning these assets are included under "equity in earnings of associated companies", where they are reported net of operating and non-operating expenses.

Operating revenues

(in thousands of $)	2013	2012
Direct financing and sales-type lease interest income	59,616	65,715
Finance lease service revenues	54,236	64,766
Profit sharing revenues	770	52,176
Time charter revenues	83,425	60,258
Bareboat charter revenues	61,029	74,913
Voyage charter revenues	9,724	—
Other operating income	2,060	1,864
Total operating revenues	270,860	319,692

Total operating revenues decreased 15% in the year ended December 31, 2013, compared with 2012.

In general, direct financing and sales-type lease interest income reduces over the terms our leases, as progressively a lesser proportion of the lease rental payment is allocated to interest income and a greater proportion is treated as repayment on the lease. The $6.1 million reduction in lease interest income from 2012 to 2013 is principally due to this effect, and also to the sale in 2013 of two VLCCs (Front Champion and Golden Victory), one Suezmax tanker (Front Pride) and one OBO (Front Guider) and in 2012 of four OBOs, all of which were previously direct financing lease assets chartered to the Frontline Charterers. In addition, two Suezmax tankers (Glorycrown and Everbright) were transferred in 2013 from sales-type leases to operating leases, when the purchaser of these vessels defaulted on their payment obligations.

The reduction in finance lease service revenue reflects the above sales of vessels in 2013 and 2012, which had been direct financing lease assets chartered to the Frontline Charterers on a time-charter basis.

Prior to December 31, 2011, the Frontline Charterers paid us profit sharing of 20% of their earnings from our vessels on a time-charter equivalent basis above average threshold charter rates each fiscal year. The amendments to the charter agreements made on December 30, 2011, necessitated by the depressed state of the tanker market, increased the profit sharing percentage to 25% for earnings above those threshold levels, and additionally provided that for the four year period of the temporary reduction in charter rates, the Frontline Charterers will pay us 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day per vessel. In 2012 we earned $52.2 million under these new arrangements, none of which related to the 25% profit sharing agreement. In 2013 we had no earnings under these arrangements, due to the poor state of the tanker market during the year. We did, however, earn $0.8 million under a new profit sharing agreement relating to four Handysize drybulk carriers chartered to UFC.

During 2012, time charter revenues were earned by seven container vessels, 11 drybulk carriers and two car carriers. Five of the drybulk carriers and the two car carriers were delivered in the 2012, and five of the container vessels were transferred to time charters from bareboat charters in 2012. In 2013, we took delivery of one additional drybulk carrier operating under time charter. The 38% increase in time charter revenues from 2012 to 2013 is due to the additional drybulk carrier operating under a time charter, together with full year earnings on the seven vessels delivered in 2012 and the five container vessels transferred to time charters in 2012.

Bareboat charter revenues are earned by our vessels which are leased under operating leases on a bareboat basis. In 2012, these consisted of four offshore supply vessels, two chemical tankers, one jack-up drilling rig, two 1,700 TEU container vessels, five 2,800 TEU container vessels and three non-double hull VLCCs. The 19% decrease in bareboat charter revenues in 2013 is due to the termination in April 2012 of the bareboat charters on the five 2,800 TEU container vessels and their transfer to time charters, and the disposals of the three non-double hull VLCCs, two in 2012 and one in 2013.

Two of our vessels, the Suezmax tankers Everbright and Glorycrown, were sold under sales-type lease agreements in 2010 and 2009, respectively. Following default by the purchaser, these vessels were returned to us in September 2013, since when we have traded them on a voyage charter basis, earning $9.7 million in voyage charter revenues.

Cash flows arising from direct financing and sales-type leases

The following table analyzes our cash flows from the direct financing and sales-type leases with the Frontline Charterers, Deep Sea and North China Shipping Holdings Co. Ltd., or NCS, during 2013 and 2012, and shows how they are accounted for:

(in thousands of $)	2013	2012
Charterhire payments accounted for as:
Direct financing and sales-type lease interest income	59,616	65,715
Finance lease service revenues	54,236	64,766
Direct financing and sales-type lease repayments	51,220	58,571
Total direct financing and sales-type lease payments received	165,072	189,052

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

Gain on sale of assets

Gains of $18.0 million were recorded in 2013 on the disposals of the non-double hull VLCC Edinburgh, the Suezmax tanker Front Pride and the OBO Front Guider. Two non-double hull VLCCs and four OBOs were sold in 2012, with gains totaling $25.7 million.

Gain on termination of charters

There was no gain on termination of charters in 2013. In 2012, a gain of $21.7 million was recorded, equal to the fair value of the compensation received when we agreed to terminate the long-term bareboat charter agreements with Horizon Lines LLC relating to five 2,800 TEU container vessels (see below "Year ended December 31, 2012, compared with year ended December 31, 2011")

Operating expenses

(in thousands of $)	2013	2012
Vessel operating expenses	105,534	94,914
Depreciation	58,436	55,602
Administrative expenses	7,549	8,942
	171,519	159,458

Vessel operating expenses consist of payments to Frontline Management of $6,500 per day for each tanker and OBO chartered to the Frontline Charterers, in accordance with the vessel management agreements. However, no operating expenses are paid to Frontline Management in respect of any vessel which is sub-chartered on a bareboat basis. Vessel operating expenses also include operating and occasional voyage expenses for the container vessels, drybulk carriers and car carriers operated on a time-charter basis and managed by related and unrelated parties, and also voyage expenses for the two Suezmax tankers currently operating on voyage charters.

Vessel operating expenses increased by $10.6 million from 2012 to 2013. The increase was largely due to the additional container vessels, drybulk carriers and car carriers operating under time charters in 2012 and 2013, in addition to the two Suezmax tankers which commenced voyage charters in September 2013. The increase was partly offset by reduced payments to Frontline Management associated with disposals in 2012 and 2013 of time-chartered OBOs and VLCCs.

Depreciation expenses relate to the vessels on charters accounted for as operating leases and on voyage charters. The increase from 2012 to 2013 is primarily due to the delivery of six drybulk carriers in 2012 and 2013, and the acquisition of two car carriers in 2012.

Administrative expenses, which include salaries, accommodation, and fees for professional and administrative services, were reduced from 2012 to 2013, primarily due to a decrease in staff related costs, including reduced amortization of stock based compensation.

Interest income

Interest income increased by $2.9 million in 2013, mainly as a result of investments made in 2012 and 2013 in available-for-sale securities, and interest on loan notes received from Horizon Lines LLC in 2012 and 2013 and from Frontline in 2013.

Interest expense

(in thousands of $)	2013	2012
Interest on US$ floating rate loans	25,816	36,234
Interest on NOK floating rate bonds due 2014	4,246	5,006
Interest on NOK floating rate bonds due 2017	6,981	1,507
Interest on 8.5% Senior Notes	2,963	23,197
Interest on 3.75% convertible bonds	4,688	4,688
Interest on 3.25% convertible bonds	10,459	—
Swap interest	20,742	18,340
Other interest	25	13
Amortization of deferred charges	11,305	5,866
	87,225	94,851

At December 31, 2013, the Company and its consolidated subsidiaries had total debt outstanding of $1.7 billion (2012: $1.8 billion) comprised of $165 million (NOK1,001 million) net outstanding principal amount of NOK floating rate bonds (2012: $186 million, NOK1,036 million), $125 million net outstanding principal amount of 3.75% convertible bonds (2012: $125 million), $350 million net outstanding principal amount of 3.25% convertible bonds (2012: $nil) and $1.1 billion under floating rate secured long term credit facilities (2012: $1.3 billion). The $248 million net principal amount of 8.5% Senior Notes outstanding at December 31, 2012, was fully repaid in March 2013. The average three-month US$ London Interbank Offered Rate, or LIBOR, was 0.27% in 2013 and 0.43% in 2012. The overall decrease in interest expense is due to reduced debt levels.

The decrease in interest payable on the NOK floating rate bonds due 2014 is due to repurchases during 2012, which are being held as treasury bonds. The decrease in interest payable on the 8.5% Senior Notes is due to their redemption in March 2013. The increase in interest payable on the NOK floating rate bonds due 2017 and the 3.25% convertible bonds is due to their issue dates, in October 2012 and January 2013, respectively.

At December 31, 2013, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $1.2 billion of floating rate debt at a weighted average rate excluding margin of 3.40% per annum (2012: $1.0 billion of floating rate debt fixed at a weighted average rate excluding margin of 3.35% per annum).

Amortization of deferred charges was $5.4 million higher in 2013 than 2012, principally due to the amortization over five years of the $20.7 million equity component of the $350 million convertible bonds issued in January 2013 (see Note 19 "Long -term debt"). There was also an increase due to some accelerated loan repayments made in 2013.

As reported above, four ultra-deepwater drilling units and two chartered-in container vessels were accounted for under the equity method in 2013 and 2012. Their non-operating expenses, including interest expenses, are not included above, but are reflected in "equity in earnings of associated companies" below.

Other non-operating items

Other non-operating items amounted to a net gain of $0.8 million in 2013 (2012: $2.4 million). The net gain in 2013 consists of $8.0 million favorable mark-to-market valuation adjustments to financial instruments, offset by $2.7 million cash payments on non-designated interest rate swaps, a loss of $1.2 million on the purchase of 8.5% Senior Notes and NOK denominated bonds, and $3.3 million other costs, mainly bank and loan commitment fees. The net gain in 2012 consisted of $8.0 million favorable mark-to-market valuation adjustments to financial instruments, offset by $0.2 million cash payments on non-designated interest rate swaps, a long-term asset impairment charge of $3.4 million and $2.0 million of other costs.

Equity in earnings of associated companies

During 2012 and 2013, the Company had certain wholly-owned subsidiaries accounted for under the equity method, as discussed in Notes 2 and 16 of the consolidated financial statements included herein. The total equity in earnings of associated companies in 2013 was $15.3 million less than in 2012, due to reduced direct financing lease income on three ultra-deepwater drilling units and increased loan interest expenses on related credit facilities.

Year ended December 31, 2012, compared with year ended December 31, 2011

Net income for the year ended December 31, 2012, was $185.8 million, an increase of 42% from the year ended December 31, 2011.

(in thousands of $)	2012	2011
Total operating revenues	319,692	295,114
Gain on sale of assets	25,681	8,468
Gain on termination of charters	21,705	—
Total operating expenses	(159,458)	(140,877)
Net operating income	207,620	162,705
Interest income	27,174	23,401
Interest expense	(94,851)	(103,378)
Other non-operating items (net)	2,401	(2,455)
Equity in earnings of associated companies	43,492	50,902
Net income	185,836	131,175

Net operating income was $44.9 million higher in 2012, principally due to the $17.2 million increase in gain on asset sales and the $21.7 million gain on termination of charters - see below. Net income was $54.7 million higher in 2012, owing to the increase in net operating income and the reduction in net interest costs, partly offset by reduced equity in earnings of associated companies.

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

Gain on termination of charters

In April 2012, we agreed to terminate the long-term bareboat charter agreements with Horizon Lines LLC relating to five 2,800 TEU container vessels. We received termination compensation consisting of second lien notes in Horizon Lines LLC with a face value of $40 million, warrants exercisable into ten percent of the common stock in the parent company Horizon Lines, Inc., and inventory remaining on board the vessels at the time of their re-delivery. The aggregate fair value of these acquired assets amounted to $21.7 million, which was recorded as a gain on termination of charters.

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

Other non-operating items

Other non-operating items amounted to a net gain of $2.4 million in 2012 (2011: net loss of $2.5 million). The net gain in 2012 consists of $8.0 million favorable mark-to-market valuation adjustments to financial instruments, offset by $0.2 million cash payments on non-designated interest rate swaps, long-term asset impairment charges of $3.4 million and $2.0 million other costs, mainly bank and loan commitment fees. The net loss in 2011 consisted of $4.5 million adverse mark-to-market valuation adjustments to financial instruments and $2.7 million other costs, partly offset by a $4.1 million gain on disposal of an associated company, $0.1 million cash received on non-designated interest rate swaps and a $0.5 million gain on the purchase of 8.5% Senior Notes.

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

Liquidity and Capital Resources

We operate in a capital intensive industry.  Our purchase of the tankers in the initial transaction with Frontline was financed through a combination of debt issuances, a deemed equity contribution from Frontline and borrowings from commercial banks.  Our subsequent acquisitions have been financed through a combination of our own equity and term loans and revolving credit facilities from commercial banks.  Providers of such borrowings generally require that the loans be secured by mortgages against the assets being acquired, and at December 31, 2013, substantially all of our vessels and drilling units are pledged as security. However, in common with many other companies, we also have unsecured borrowings as shown below. Providers of unsecured financing do so on the basis of the company's assets and liabilities, cash flows, operating results and other factors, all of which affect the terms on which such unsecured financing is available. In general, unsecured financing is more expensive than borrowings secured against collateral.

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

Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short and long term needs. This includes arranging borrowing facilities on a cost-effective basis. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Norwegian Kroner and Pound Sterling.

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

Our long-term liquidity requirements include funding the equity portion of investments in new vessels, and repayment of long-term debt balances, including those relating to the following loan agreements of the Company and its consolidated subsidiaries:

-	3.75% convertible senior unsecured bonds due 2016

-	3.25% convertible senior unsecured bonds due 2018

-	NOK500 million senior unsecured bonds due 2014

-	NOK600 million senior unsecured bonds due 2017

-	NOK 900 million senior unsecured bonds due 2019

-	$70 million secured term loan due 2014

-	$149 million secured term loan facility due 2014

-	$43 million secured term loan facility due 2014

-	$77 million secured term loan facility due 2015

-	$30 million secured revolving credit facility due 2015

-	$725 million secured term loan and revolving credit facility due 2015

-	$43 million secured term loan facility due 2015

-	$53 million secured term loan facility due 2017

-	$49 million secured term loan and revolving credit facility due 2018

-	$54 million secured term loan facility due 2018

-	$95 million secured term loan and revolving credit facility due 2018

-	$167 million secured term loan and revolving credit facility due 2018

-	$210 million secured term loan facility due 2019

-	$75 million secured term loan facility due 2019

-	$171 million secured loan facility due 2022

-	$184 million secured term loan facility due 2026

-	$55 million secured securities financing agreement

Our long-term liquidity requirements also include repayment of the following long-term loan agreements of our equity-accounted subsidiaries:

-	$420 million secured term loan and revolving credit facility due 2018

-	$390 million secured term loan and revolving credit facility due 2018

-	$375 million secured term loan and revolving credit facility due 2019

-	$475 million secured term loan and revolving credit facility due 2019

At December 31, 2013, substantially all of our vessels and rigs were pledged as security against borrowings, excluding two 1,700 TEU container vessels built in 2005 and four newbuilding 8,700 TEU container vessels under construction.

At March 27, 2014, we had remaining contractual commitments relating to newbuilding contracts totaling approximately $347 million. In addition, we had remaining contractual commitments relating to six 2002-built 4,100 TEU container vessels totaling approximately $75 million.

We expect that we will require additional borrowings or issuances of equity in the long term to meet our capital requirements.

As of December 31, 2013, we had cash and cash equivalents of $59 million (2012: $61 million). In the year ended December 31, 2013, we generated cash of $140 million from operations and used $74 million in investing activities and $68 million net in financing activities.

During the year ended December 31, 2013, we paid three dividends totaling $1.17 per common share (2012: five dividends totaling $1.86), or a total of $109 million (2012: $152 million). All dividends paid in 2013 and 2012 were cash payments. Dividends paid in 2012 included an additional accelerated fourth quarter dividend of $0.39 per common share, in addition to the regular third quarter dividend, also $0.39 per common share. Both of these dividends were paid on December 28, 2012.

Borrowings

As of December 31, 2013, we had total short-term and long-term debt outstanding of $1.7 billion (2012: $1.8 billion).  In addition, as of December 31, 2013, our wholly-owned subsidiaries SFL West Polaris Limited, or SFL West Polaris, SFL Deepwater Ltd., or SFL Deepwater, and SFL Hercules Ltd., or SFL Hercules, had long term debt of $387 million, $383 million, and $361 million, respectively (2012: $398 million, $822 million and $nil million, respectively). These three subsidiaries are accounted for using the equity method, and their outstanding long-term debt is not included in the long-term debt shown on our consolidated balance sheet.

The following table presents an overall summary of our borrowings as at December 31, 2013:

	December 31, 2013
(in millions of $)	Outstanding balance on loan	Net amount available to draw
Unsecured borrowings:
NOK500 million bonds due 2014	71.9	—
3.75% convertible bonds due 2016	125.0	—
NOK600 million bonds due 2017	92.8	—
3.25% convertible bonds due 2018	350.0	—
Total unsecured borrowings	639.7	—
Loan facilities secured with mortgages on vessels and rigs, including newbuildings	1,097.2	149.5
Loan facilities secured against investments in securities	—	28.2
Total borrowings of Company and consolidated subsidiaries	1,736.9	177.7
Equity accounted subsidiaries: Loan facilities secured with mortgages on vessels and rigs	1,131.6	—
Total borrowings	2,868.5	177.7

As of December 31, 2013, there was $149.5 million net available to draw under secured revolving credit facilities and $28.2 million available to draw against the $55 million securities facility, based on 50% of the market value of our investment in marketable securities. In addition, at December 31, 2013, we had commitments totaling $92 million under a secured loan facility relating to $109 million future installments payable to shipyards under three newbuilding contracts. One of these newbuilding contracts was cancelled in February 2014, reducing future shipyard instalments for the remaining two contracts to $75 million, against which future borrowing commitments are $64 million.

In December 2003, we issued $580 million of 8.5% senior unsecured notes due 2013, of which $248 million was outstanding at December 31, 2012. The full amount of notes outstanding was repaid in March 2013, using part of the proceeds of $350 million convertible senior unsecured bonds due 2018, which were issued in January 2013, as further described below.

In April 2006, five subsidiaries entered into a $210 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of five newbuilding container vessels.  The loan agreement was amended and restated in April 2012 in connection with the termination of the original charters of the vessels to Horizon Lines, LLC. The facility is non-recourse to Ship Finance International Limited, as the holding company does not guarantee this debt.  However, as part of the amended agreement, Ship Finance International Limited now indirectly guarantees that revenues received by the vessel-owning subsidiaries over the remaining term of the loan will achieve certain minimum levels for each vessel, limited to $25 million in aggregate. At December 31, 2013, the outstanding amount under this facility was $175 million, and the guarantee from Ship Finance International Limited had been reduced to $18 million in aggregate. The facility bears interest at LIBOR plus a margin, has a term of 12 years from original drawdown and is secured by the subsidiaries' assets.

In August 2007, five subsidiaries entered into a $149 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of five offshore supply vessels. One of the vessels was sold in January 2008 and the loan facility now relates to the remaining four subsidiaries. At December 31, 2013, the outstanding amount under this facility was $74 million. The facility bears interest at LIBOR plus a margin and has a term of seven years. The facility requires the four subsidiaries to maintain certain minimum levels of working capital and is secured by the subsidiaries' assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $35 million of the debt. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also contains covenants that require Deep Sea Supply BTG B.V to maintain certain minimum levels of free cash, adjusted equity, working capital and adjusted equity ratios.

In January 2008, two subsidiaries entered into a $77 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of two offshore supply vessels. At December 31, 2013, the outstanding amount under this facility was $39 million. The facility bears interest of LIBOR plus a margin and has a term of seven years. The facility requires the two subsidiaries to maintain certain minimum levels of working capital and is secured by the subsidiaries' assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $24 million of the debt. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also contains covenants that require Deep Sea Supply BTG B.V. to maintain certain minimum levels of free cash, adjusted equity, working capital and adjusted equity ratios, and Deep Sea Supply Plc. to maintain certain minimum levels of free cash, working capital and adjusted equity ratios.

In February 2008, a subsidiary entered into a $30 million secured revolving credit facility with a bank. The proceeds of the facility were used to partially fund the acquisition of the container vessel SFL Europa. At December 31, 2013, the outstanding amount under this facility was $5 million. The facility bears interest of LIBOR plus a margin and has a term of seven years. The facility is available on a revolving basis and is secured by the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2008, two subsidiaries entered into a $49 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers. At December 31, 2013, the outstanding amount under this facility was $26 million. In June 2011, the facility was amended, whereby part of the facility is available on a revolving basis. The facility bears interest of LIBOR plus a margin and has a term of ten years. The facility contains a minimum value covenant and is secured by the subsidiaries' assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees 30% of the outstanding debt. The facility contains covenants that require us to maintain certain minimum levels of free cash and adjusted book equity ratios.

In September 2008, two subsidiaries entered into a $58 million secured revolving credit facility with a syndicate of banks. The facility was repaid in full in 2013, prior to which it was secured by the two container vessels Heung-A Green (ex Asian Ace) and Green Ace, and a guarantee from Ship Finance International Limited.

In February 2010, a subsidiary entered into a $43 million secured term loan facility with a bank. The proceeds of the facility were used to partially finance the Suezmax tanker Glorycrown. At December 31, 2013, the amount outstanding under the facility was $32 million. The facility bears interest of LIBOR plus a margin and has a term of approximately five years. The facility is secured by the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios, and a covenant that requires the subsidiary to maintain a minimum level of cash.

In March 2010, a subsidiary entered into a $43 million secured term loan facility with a bank. The proceeds of the facility were used to partially finance the Suezmax tanker Everbright. At December 31, 2013, the amount outstanding under this facility was $32 million. The facility bears interest of LIBOR plus a margin and has a term of five years. The facility is secured by the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2010, we entered into a $725 million secured term loan and revolving credit facility with a syndicate of banks, to replace a previous facility established in 2005 to partially finance 26 vessels chartered to Frontline Shipping. Nine of the vessels have since been sold, and the facility now relates to the remaining 17 vessels. At December 31, 2013, the amount outstanding under this facility was $159 million. The facility bears interest at LIBOR plus a margin and has a term of five years. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In October 2010, we issued NOK500 million senior unsecured bonds. The bonds bear interest at Norwegian Interbank Offered Rate, or NIBOR, plus a margin and are redeemable in full in April 2014. Subsequent to the issue of the bonds, we have purchased bonds with principal amounts totaling NOK63 million, which are being held as treasury bonds. At December 31, 2013, the net amount outstanding was NOK437 million, equivalent to $72 million. The bonds may, in their entirety, be redeemed at our option from October 7, 2013 to April 6, 2014 upon giving bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest.

In November 2010, two subsidiaries entered into a $54 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two Supramax drybulk carriers. At December 31, 2013, the amount outstanding under this facility was $42 million. The facility bears interest at LIBOR plus a margin and has a term of eight years. The facility is secured by the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2011, we issued $125 million senior unsecured convertible bonds due 2016, all of which was outstanding at December 31, 2013. Interest on the bonds is fixed at 3.75% per annum. The bonds are convertible into our common shares at any time up to ten banking days prior to February 10, 2016. The conversion price at the time of issuance was $27.05 per share, representing a 35% premium on the share price at the time. Dividend distributions made since the issuance of the bonds have reduced the conversion price to $19.78 per share.

In February 2011, a subsidiary entered into a $95 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of the jack-up drilling rig Soehanah. At December 31, 2013, the amount outstanding under this facility was $48 million. The facility bears interest at LIBOR plus a margin and has a term of seven years. The facility is secured against the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2011, three subsidiaries entered into a $75 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of three Supramax drybulk carriers. At December 31, 2013, the amount outstanding under this facility was $63 million. The facility bears interest at LIBOR plus a margin and has a term of approximately eight years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under the charters attached to the vessels or one year prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In May 2011, eight subsidiaries entered into a $171 million secured loan facility with a syndicate of banks. The facility is supported by China Export & Credit Insurance Corporation, or SINOSURE, which has provided an insurance policy in favor of the banks for part of the outstanding loan. The proceeds of the facility were to partly fund the container vessel SFL Avon and seven newbuilding Handysize drybulk carriers, all of which have been delivered. At December 31, 2013, the amount outstanding under this facility was $146 million. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The facility is secured against the subsidiaries' assets and a guarantee from Ship Finance International Limited.

In June 2011, we entered into a $55 million secured securities financing agreement with a bank. The facility may be used to fund up to 50% of the acquisition cost of securities we may acquire from time to time. The facility bears interest at LIBOR plus a margin and will be secured against the relevant securities. The facility contains a covenant that requires us to maintain a minimum value of the securities held as collateral. At December 31, 2013, there was no amount outstanding under the facility.

In July 2011, five subsidiaries entered into a $167 million secured term loan and revolving credit facility agreement with a syndicate of banks. The proceeds of the facility were used to refinance a $350 million facility, established in 2005 to partly fund the acquisition of five VLCCs, which matured in 2012. Two of the vessels were sold in 2013 and the facility is now secured against the three remaining vessels. At December 31, 2013, the outstanding amount under this facility was $75 million. The facility bears interest at LIBOR plus a margin and has a term of six years. The facility is secured by the vessel-owning subsidiaries' assets and a guarantee from Ship Finance International Limited. The facility contains covenants that require us to maintain a minimum aggregate value of the vessels as collateral and also certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2012, four subsidiaries entered into a $184 million secured term loan agreement with a bank. The proceeds of the facility are to partly fund four newbuilding container vessels. The facility is for both pre- and post-delivery financing and at December 31, 2013, the amount outstanding under this facility was $64 million, relating to pre-delivery financing of yard installments paid. In December 2013, one of the vessels was cancelled and the outstanding amount of $18 million relating to this vessel was prepaid in January 2014. In February 2014, a second vessel was cancelled and the outstanding amount of $18 million relating to this vessel was prepaid in March 2014. The undrawn commitment relating to the remaining two vessels is $64 million. The facility bears interest at LIBOR plus a margin and has a term of 12 years from delivery of each vessel. The facility is secured by the subsidiaries' assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable six months prior to the expiry of the seven year time-charters under which the vessels will be employed. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In October 2012, we issued NOK600 million senior unsecured bonds. The bonds bear interest at NIBOR plus a margin and are redeemable in full in October 2017. Subsequent to the issue of the bonds, we have purchased bonds with principal amounts totaling NOK36 million, which are being held as treasury bonds. At December 31, 2013, the amount outstanding was NOK564 million, equivalent to $93 million. The bonds may, in their entirety, be redeemed at our option from April 19, 2017, to October 18, 2017, upon giving bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest.

In November 2012, two subsidiaries entered into a $53 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two car carriers. At December 31, 2013, the outstanding amount under this facility was $49 million. The facility bears interest at LIBOR plus a margin and has a term of five years from drawdown. The facility is secured against the subsidiaries' assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels or six months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In January 2013, we issued $350 million senior unsecured convertible bonds due 2018. Interest on the bonds is fixed at 3.25% per annum. The proceeds of the offering were used to fund the redemption of the Company's outstanding 8.5% senior notes due 2013, which were fully redeemed in March 2013, and for general corporate purposes, including working capital. The bonds are convertible into our common shares at any time up to two business days prior to February 1, 2018. The conversion price at the time of issuance was $21.945 per share, representing a 33% premium on the share price at the time. Dividend distributions made since the issuance of the bonds have reduced the conversion price to $19.9814 per share. In conjunction with the bond issue, we have loaned up to 6,060,606 of our common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their positions. The shares which were loaned by the Company were borrowed from Hemen Holding Ltd., our largest shareholder.

In June 2013, we entered into a $70 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly finance the pre-delivery costs of a newbuilding harsh-environment jack-up drilling rig. At December 31, 2013, the amount outstanding under the facility was $70 million. The rig was delivered in February 2014 to our equity accounted subsidiary SFL Linus Ltd., or SFL Linus. Upon delivery, this $70 million loan facility was fully repaid and SFL Linus utilized a $475 million secured term loan and revolving credit facility to partly fund its acquisition of the rig (see below). The facility bore interest at LIBOR plus a margin.

In December 2012, our equity-accounted subsidiary SFL West Polaris entered into a $420 million secured term loan and revolving credit facility with a syndicate of banks. The facility was drawn in January 2013, and the proceeds were used to refinance the outstanding balance under a $700 million facility, which had been established in 2008 to partly fund the acquisition of the newbuilding ultra deepwater drillship West Polaris, and for general corporate purposes. At December 31, 2013, the amount outstanding under the new facility was $387 million. The new facility bears interest at LIBOR plus a margin, has a term of five years from drawdown, and is secured against the subsidiary's assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $94 million of the debt. The new facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also contains covenants that require Seadrill to maintain certain minimum levels of liquidity, current ratios, interest cover ratios and adjusted equity ratios and a maximum leverage ratio.

In May 2013, our equity-accounted subsidiary SFL Hercules entered into a $375 million secured term loan and revolving credit facility with a syndicate of banks. The facility was drawn in June 2013 and the proceeds were used to fund the acquisition of the ultra deepwater drilling rig West Hercules from our subsidiary SFL Deepwater. At December 31, 2013, the amount outstanding under the facility was $361 million. The facility bears interest at LIBOR plus a margin, has a term of six years and is secured against the assets of SFL Hercules. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $90 million of the debt. The new facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also contains covenants that require Seadrill to maintain certain minimum levels of liquidity, current ratios, interest cover ratios and adjusted equity ratios and a maximum leverage ratio.

In October 2013, our equity-accounted subsidiary SFL Deepwater entered into a $390 million secured term loan and revolving credit facility with a syndicate of banks. The facility was drawn in November 2013 and the proceeds were used to refinance the outstanding balance under a $1.4 billion facility, which had been established in 2008 to partly fund the acquisition of two newbuilding ultra deepwater drilling rigs, West Taurus and West Hercules, and for general corporate purposes. At December 31, 2013, the amount outstanding under the new facility was $383 million. During 2013, West Hercules was transferred to our equity-accounted subsidiary SFL Hercules and the new $390 million facility is secured against the drilling rig West Taurus. The new facility bears interest at LIBOR plus a margin, has a term of five years and is secured against the subsidiary's assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $90 million of the debt. The new facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also contains covenants that require Seadrill to maintain certain minimum levels of liquidity, current ratios, interest cover ratios and adjusted equity ratios and a maximum leverage ratio.

In October 2013, our equity-accounted subsidiary SFL Linus entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks. The proceeds of the facility were used to finance the acquisition of the newbuilding harsh environment jack-up drilling rig West Linus, upon its delivery in February 2014. At December 31, 2013, the facility had not been utilized. The facility bears interest at LIBOR plus a margin, has a term of approximately five years and is secured against the subsidiary's assets. The facility is fully guaranteed by Ship Finance International Limited until the rig commences a sub-charter, which is scheduled to commence during the second quarter of 2014. Thereafter, the lenders will have limited recourse to Ship Finance International Limited as the holding company will then guarantee only $90 million of the debt. The new facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also contains covenants that require NADL to maintain certain minimum levels of liquidity, current ratios, interest cover ratios and adjusted equity ratios and a maximum leverage ratio.

In March 2014, we issued NOK900 million senior unsecured bonds. The bonds bear interest at NIBOR plus a margin and are redeemable in full in March 2019. The proceeds of the bond issue will be used to refinance the NOK500 million senior unsecured bonds issued in 2010 and for general corporate purposes. The bonds may, in their entirety, be redeemed at our option from September 19, 2018, to March 18, 2019, upon giving bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest.

We are in compliance with all loan covenants as at December 31, 2013.  Deep Sea Supply Plc., Deep Sea Supply BTG B.V., Seadrill and NADL are also in compliance with all loan covenants in the facilities discussed above as at December 31, 2013. At December 31, 2013, the three-month U.S. dollar LIBOR was 0.246% and the three-month Norwegian kroner NIBOR was 1.69%.

Minimum Value Covenants

Most of our loan facilities are secured with mortgages on vessels and rigs. At December 31, 2013, we had borrowings totaling $1.6 billion with minimum value covenants which are tested on a regular basis, including $1.1 billion borrowings in wholly-owned subsidiaries accounted for under the equity method. These borrowings were secured against 35 vessels and rigs which had combined charter-free market values totaling approximately $3.2 billion. A reduction of 10% in charter-free market values in 2014 would not result in any material reduction in availability on revolving credit facilities, after scheduled loan repayments and prepayments in the year.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates. At December 31, 2013, the Company and its consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $1,006 million, whereby variable LIBOR interest rates excluding additional margins are swapped for fixed interest rates between 0.80% per annum and 6.00% per annum. We had also entered into interest rate/ currency swap contracts, related to our bonds denominated in Norwegian kroner, with notional principal amounts of NOK450 million ($76 million) and NOK600 million ($105 million), respectively, whereby variable NIBOR interest rates including additional margin are swapped for fixed interest rates of 5.32% per annum and 6.06% per annum, respectively, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK5.91 = $1 and NOK5.69 = $1, respectively. In addition, one equity-accounted subsidiary had entered into interest rate swaps with a combined notional principal amount of $238 million at rates excluding margin of between 1.77% and 2.01% per annum. Approximately $0.4 billion of the above swaps were in excess of related debt at December 31, 2013, as a result of NOK denominated bonds purchased and held as treasury bonds, accelerated loan repayments and delays in drawdowns against newbuilding contracts. Thus, the overall effect of our swaps is to fix the interest rate on approximately $1.0 billion of our floating rate debt at December 31, 2013, at a weighted average interest rate of 5.20% per annum including margin.

Several of our charter contracts contain interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding loan, effectively transferring the interest rate exposure to the counterparty under the charter contract. At December 31, 2013, a total of $1.3 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity accounted subsidiaries. Of this, $0.1 billion was subject to interest rate swaps entered into for the benefit of the charterer, and the balance of $1.2 billion remained on a floating basis.

At December 31, 2013, our net exposure, including that within our equity-accounted subsidiaries, to interest rate fluctuations on our outstanding debt was $207 million, compared with $385 million at December 31, 2012. Our net exposure to interest fluctuations is based on our total of approximately $2.4 billion floating rate debt outstanding at December 31, 2013, less approximately $1.0 billion of debt covered by interest rate swaps and the $1.2 billion outstanding floating rate debt subject to interest adjustment clauses under charter contracts.

Apart from the above interest rate/currency swap contracts, at December 31, 2013, and the date of this report we were not party to any other derivative contracts.

Equity

In January 2013 and May 2013 we issued a total of 35,000 new shares in order to satisfy options exercised by two employees. The exercise price of the options was $5.29 per share, resulting in a premium on issue of $0.2 million. In June 2013, we conducted an underwritten follow-on offering of 8,000,000 shares. The net proceeds of the offering were approximately $129 million, resulting in a premium on issue of $121 million.

The Company has accounted for the acquisition of vessels from Frontline at Frontline's historical carrying value.  The difference between the historical carrying value and the net investment in the lease (i.e. the fair value of the vessel at the inception of the lease) has been recorded as a deferred deemed equity contribution. This deferred deemed equity contribution is presented as a reduction in the net investment in finance leases in the balance sheet and results from the related party nature of both the transfer of the vessel and the subsequent finance lease.  The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the new lease arrangement, as lease payments are applied to the principal balance of the lease receivable. In the year ended December 31, 2013, we credited contributed surplus with $20 million of such deemed equity contributions (2012: $13 million). The unamortized balance of deferred deemed equity contributions at December 31, 2013, is $106 million (2012: $152 million).

In November 2006, the Board of Directors approved a share option scheme, permitting the directors to grant options in the Company's shares to employees and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, with a corresponding amount credited to additional paid in capital (see Note 22 to the consolidated financial statements). The additional paid in capital arising from share options granted was $0.2 million in the year ended December 31, 2013 (2012: $0.6 million).

In April 2013 an employee exercised options and in lieu of issuing new shares the Company made a payment of $0.4 million, equal to the intrinsic value of the options on the date of exercise. These amounts are accounted for as a repurchase of the Company's shares and the payment is recorded as a reduction of additional paid-in capital.

In January 2013, the Company issued a senior unsecured convertible bond loan totaling $350 million (see "Borrowings" above). As required by ASC 470-20 "Debt with conversion and other options", the Company has calculated the equity component of the bond, which was valued at $21 million and recorded as additional paid-in capital.

Following the above transactions, as of December 31, 2013, our issued and fully paid share capital balance was $93 million, our additional paid in capital was $286 million and our contributed surplus balance was $582 million.

Contractual Commitments

At December 31, 2013, we had the following contractual obligations and commitments:

	Payment due by period
	Less than 1 year	1–3 years	3–5 years	After 5 years	Total
	(in millions of $)
NOK500 million senior unsecured bonds due 2014	72	—	—	—	72
3.75% unsecured convertible bonds due 2016	—	125	—	—	125
NOK600 million senior unsecured bonds due 2017	—	—	93	—	93
3.25% unsecured convertible bonds due 2018	—	—	350	—	350
Floating rate long-term debt	318	283	206	290	1,097
Floating rate long-term debt in unconsolidated subsidiaries	144	182	482	324	1,132
Total debt repayments	534	590	1,131	614	2,869
Total interest payments (1)	117	185	120	13	435
Total vessel purchases (2)	744	51	—	—	795
Total contractual cash obligations	1,395	826	1,251	627	4,099

(1)
Interest payments are based on the existing borrowings of both fully consolidated and equity-accounted subsidiaries. It is assumed that no further refinancing of existing loans takes place and that there is no repayment on revolving credit facilities. Interest rate swaps have not been included in the calculation. The interest has been calculated using the five year U.S. dollar swap of 1.7745%, the five year NOK swap of 2.475% and the exchange rate of NOK6.0525 = $1 as of March 27, 2014, plus agreed margins. Interest on fixed rate loans is calculated using the contracted interest rates.

(2)
Vessel purchase commitments relate to the newbuilding harsh environment jack-up drilling rig which was delivered in February 2014 ($405 million), three newbuilding 4,800 TEU container vessels scheduled for delivery in 2014 ($109 million) and four newbuilding 8,700 TEU container vessels scheduled for delivery in 2014 ($281 million). The contract for one of the newbuilding 4,800 TEU container vessels was cancelled in February 2014, reducing vessel purchase commitments by $35 million.

Research and development, patents and licenses etc.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

Trend information

Our charters with the Frontline Charterers provide that daily rates decline over the terms of the charters, as discussed in Item 4.B “Our Fleet”.

Asset prices have generally declined since their peak in 2008, although there was a brief upturn in the middle of 2010. The reduction in ordering levels and building prices for new vessels in 2012 to a ten-year low, prompted a reaction in 2013, with new orders increasing by more than 150% on a gross tonnage basis. Newbuilding prices increased on average by 12%, with prices in for some types of vessels up 20%. However, newbuilding prices are still low by historical standards and below 2011 levels. Prices for second-hand vessels remained at very low levels for most of 2013, but increased somewhat in the fourth quarter, when charter rates for most types of vessels increased as the economic recovery of the global economy showed signs of becoming more sustainable. Secondhand prices for drybulk vessels increased by 20-40% in 2013, while container vessels and tankers were down in the first half of the year and recovered in the last quarter.

The spot market for tanker operators was generally weak throughout most of 2013, but there was a considerable strengthening of rates in the last two months of the year, which has continued into the first quarter of 2014. Although some of the improvement is linked to seasonal factors and has not yet to been reflected in higher time charter rates, it is nevertheless expected that tonnage demand will increase in 2014 by more than the increase in capacity resulting from newbuilding deliveries. However, with surplus capacity already existing, it remains to be seen if the recovery in spot charter rates can be sustained over the rest of the year. The main factor that could improve the fundamentals for the tanker markets is a sustained higher level of growth in the world economy. Our tanker vessels on charter to the Frontline Charterers are subject to long term charters that provide for both a fixed base charter-hire and profit sharing payments that apply once the applicable Frontline Charterer earns daily rates from our vessels that exceed certain levels. If rates for vessels chartered on the spot market increase, our profit sharing revenues will likewise increase for those vessels operated by the Frontline Charterers in the spot market. We also have two Suezmax tankers currently employed in the spot market, which will benefit directly from any increases in spot charter rates.

For drybulk carriers, 2013 was an improvement on 2012, which saw the weakest market in some 26 years with capacity supply well in excess of demand. Charter rates improved towards the end of the year, but fell back in the first months of 2014. With fleet capacity growth forecast to be less than tonnage demand in 2014, market fundamentals are expected to strengthen. China accounts for approximately 40% of world demand, and the market for 2014 will depend critically on China's economic growth rate, which is in turn significantly dependent on worldwide economic growth, predicted to be slightly stronger than in 2013.

Charter rates for container vessels continued at low levels in 2013 and, with growth in demand predicted to be more or less matched by increased capacity, it is expected that 2014 will be another difficult year for the containership industry. Again, it is a return to higher economic growth levels, particularly in the U.S. and Europe, which is needed before demand levels can rise sufficiently to reduce the current excess capacity and enable charter rates to increase.

The offshore drilling and supply markets continue to be strong, underpinned by exploration and development activities linked to higher oil prices and the need to replace reserves. However, the new emphasis on financial discipline by oil and gas companies is expected to prevent daily rates from rising any further from the high levels of 2013, and rates for ultra-deepwater units could well decline somewhat.

Interest rates have been at historically low levels since December 31, 2009, and are expected to remain low throughout 2014, based on the forward interest rate curve. However, as the tentative economic recovery becomes more established, it is thought that interest rates could start increasing from 2015 onwards. We have effectively hedged most of our interest exposure on our floating rate debt through swap agreements with banks. Several of our charter contracts also include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding loan relating to the asset, effectively transferring the interest rate exposure to our counterparty under the charter contract.

Off balance sheet arrangements

At December 31, 2013, we are not party to any arrangements which may be considered to be off balance sheet arrangements.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors and the Chief Executive Officer and the Chief Financial Officer of our wholly owned subsidiary Ship Finance Management AS, who are responsible for overseeing our management.

Name	Age	Position
Hans Petter Aas	68	Director, Chairman of the Board and Audit Committee member
Kate Blankenship	49	Director of the Company and Chairperson of the Audit Committee
Cecilie A. Fredriksen	30	Director of the Company
Paul Leand	47	Director of the Company
Harald Thorstein	34	Director of the Company
Ole B. Hjertaker	47	Chief Executive Officer of Ship Finance Management AS
Harald Gurvin	39	Chief Financial Officer of Ship Finance Management AS

Under our constituent documents, we are required to have at least one independent director on our board of directors whose consent will be required to file for bankruptcy, liquidate or dissolve, merge or sell all or substantially all of our assets.

Certain biographical information about each of our directors and executive officers is set forth below.

Hans Petter Aas has served as a director of the Company since August 2008 and as Chairman of the Board since January 2009.  He has served on the Audit Committee since 2010. Mr. Aas has a long career as banker in the international shipping and offshore market, and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR in August 2008. He joined DnB NOR (then Bergen Bank) in 1989, and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance. Mr. Aas is also a director of Golar LNG Limited, Golar LNG Partners LP, Deep Sea Supply Plc., Knightsbridge Tankers Ltd., Knutsen Offshore Tankers ASA, Knutsen NYK Offshore Partners, JO Tankers, Solvang ASA and Gearbulk Holding Limited.

Kate Blankenship has served as a director of the Company since October 2003. Mrs. Blankenship served as the Company's Chief Accounting Officer and Company Secretary from October 2003 to October 2005. Mrs. Blankenship has served as a director of Golar LNG Limited since July 2003, Frontline since August 2003, Golden Ocean since November 2004, Seadrill since May 2005, Archer Limited since August 2007, Golar LNG Partners LP since September 2007, Independent Tankers Corporation Limited since February 2008, Frontline 2012 Ltd. since December 2011, NADL since February 2011, Seadrill Partners LLC since 2012 and Avance Gas Ltd. since October 2013. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales.

Cecilie Astrup Fredriksen has served as a director of the Company since 2008. Ms. Fredriksen is the daughter of Mr. John Fredriksen and is currently employed by Frontline Corporate Services in London and serves as a director on several boards including Archer Limited, and NADL. Ms. Fredriksen received a BA in Business and Spanish from the London Metropolitan University in 2006.

Paul Leand has served as a director of the Company since 2003.  Mr. Leand is the Chief Executive Officer and Director of AMA Capital Partners LLC, or AMA, an investment bank specializing in the maritime industry. From 1989 to 1998 Mr. Leand served at the First National Bank of Maryland where he managed the Bank's Railroad Division and its International Maritime Division. He has worked extensively in the U.S. capital markets in connection with AMA's restructuring and mergers and acquisitions practices. Mr. Leand serves as a member of American Marine Credit LLC's Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund I, a private equity fund formed and managed by AMA. Mr. Leand is also a director of Seadrill, NADL and Golar LNG Partners LP.

Harald Thorstein has served as a director of the Company since September 2011. Mr. Thorstein is currently employed by Frontline Corporate Services in London, prior to which he was employed in the Corporate Finance division of DnB NOR Markets, specializing in the offshore and shipping sectors. Mr. Thorstein has an MSc in Industrial Economics and Technology Management from the Norwegian University of Science and Technology. Mr Thorstein is also a director of Deep Sea Supply Plc., Aktiv Kapital AS, NADL, Northern Offshore Limited and Seadrill Partners LLC.

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

B. COMPENSATION

During the year ended December 31, 2013, we paid to our directors and executive officers aggregate cash compensation of $2.1 million including an aggregate amount of $0.05 million for pension and retirement benefits.  We reimburse directors for reasonable out of pocket expenses incurred by them in connection with their service to us.

In addition to cash compensation, during 2013 we also recognized an expense of $0.2 million relating to stock options issued to certain of our directors and employees. During 2013, 75,000 options were exercised and no options were issued or forfeited, bringing the total outstanding options at December 31, 2013, to 423,000.  The options vest over a three year period, with the first of them vesting in July 2010, and expire between July 2014 and March 2016. The exercise price of the options is currently between $3.72 and $15.53 per share, and shall be reduced from time to time by the amount of any future dividend declared with respect to the common shares.

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

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in our common shares as of March 27, 2014, are as follows:

Director or Officer	Beneficial interest in Common Shares of $1.00 each	Additional interest in options to acquire Common Shares which have vested	Percentage of Common Shares Outstanding
Hans Petter Aas	25,000	—	*
Paul Leand	50,334	10,000	*
Kate Blankenship	5,211	10,000	*
Cecilie A. Fredriksen	—	10,000	*
Harald Thorstein	—	—	*
Ole B. Hjertaker	4,211	250,000	*
Harald Gurvin	—	35,000	*

*    Less than one percent.

Share Option Scheme

In November 2006, our board of directors approved the Ship Finance International Limited Share Option Scheme. The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the Company per share in the period from the date of grant until the date the options are exercised. In 2013, two of our employees exercised options to acquire 35,000 shares at a price of $5.29 per share, and we issued 35,000 new shares in order to satisfy the exercised options. Also in 2013, an employee exercised options to acquire 40,000 shares, and in lieu of issuing new shares the Company made a payment to him equal to the intrinsic value of the options on the date of exercise. In March 2014, a director exercised options to acquire 25,000 shares at a price of $6.78 per share, and we issued 25,000 new shares to satisfy the exercised options.

Details of options to acquire common shares in the Company by Directors and officers as of March 27, 2014, were as follows:

	Number of options
Director or Officer	Total	Vested	Exercise price	Expiration Date
Paul Leand	10,000	10,000	$6.38	October 2014
Kate Blankenship	10,000	10,000	$6.38	October 2014
Cecilie A. Fredriksen	10,000	10,000	$6.38	October 2014
Ole B. Hjertaker	150,000	150,000	$3.72	July 2014
	20,000	20,000	$12.36	March 2015
	80,000	80,000	$15.53	March 2016
Harald Gurvin	10,000	10,000	$12.36	March 2015
	25,000	25,000	$15.53	March 2016

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Ship Finance International Limited is indirectly controlled by another corporation (see below). The following table presents certain information as at March 27, 2014, regarding the ownership of our Common Shares with respect to each shareholder whom we know to beneficially own more than five percent of our outstanding Common Shares.

Owner	Number of Common Shares	Percent of Common Shares
Hemen Holding Ltd. (1)	28,379,293	30.42%
Farahead Investment Inc. (1)	5,700,000	6.11%

(1)
Hemen Holding Ltd. is a Cyprus holding company and Farahead Investment Inc. is a Liberian company, both indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the above shares of our common stock, except to the extent of his voting and dispositive interests in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the above shares of common stock. Related to our issue in January 2013 of $350 million 3.25% convertible senior unsecured bonds due 2018, Hemen Holding Ltd. has loaned us up to 6,060,606 of its holding in our shares, so that we can in turn lend them to an affiliate of one of the underwriters of the bond issue in order to assist investors in those bonds to hedge their position. These loaned shares are included in the holdings presented in the above table.

The Company's major shareholders have the same voting rights as other shareholders of the Company.

As at March 27, 2014 the Company had 438 holders of record in the United States. We had a total of 93,285,000 of Common Shares outstanding as of March 27, 2014.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control.

B. RELATED PARTY TRANSACTIONS

The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the NYSE in June 2004. A significant proportion of our assets were acquired from Frontline in 2004. The majority of our business continues to be transacted through contractual relationships between us and the following related parties, being companies in which Hemen and companies associated with Hemen have a significant direct or indirect interest:

-	Frontline (including the Frontline Charterers)

-	Seadrill

-	NADL

-	Deep Sea

-	Golden Ocean

-	UFC

As of March 27, 2014, we charter 20 double-hull vessels to the Frontline Charterers under long-term capital leases, most of which were given economic effect from January 1, 2004.  At December 31, 2013, the balance of net investments in capital leases to the Frontline Charterers was $829 million (2012: $968 million) of which $36 million (2012: $42 million) represents short-term maturities. On December 30, 2011, amendments were made to the charter agreements relating to these vessels, in terms of which the Company received a compensation payment of $106 million and agreed to a $6,500 per day reduction in the time charter rate of each vessel for the period from January 1, 2012, to December 31, 2015. Thereafter, the charter rates revert to the previously agreed daily amounts. The leases were amended to reflect the compensation payment received and the reduction in future minimum lease payments to be received.

Prior to December 31, 2011, the Frontline Charterers paid the Company a profit sharing rate of 20% of their earnings above average threshold charter rates on a time-charter equivalent basis from their use of the Company's fleet each fiscal year.  The amendments to the charter agreements made on December 30, 2011, increased the profit sharing percentage to 25% for future earnings above those threshold levels. Of the $106 million compensation payment received, $50 million represents a non-refundable advance relating to the 25% profit sharing agreement. The Company earned and recognized profit sharing revenue under these arrangements in the year ended December 31, 2013, of $nil (2012: $nil; 2011: $0.5 million).

The amendments to the charter agreements additionally provide that during the temporary reduction in charter rates, the Frontline Charterers will pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day per vessel. In the year ended December 31, 2013, we earned and recognized $nil revenue under this arrangement, which is also reported under "Profit sharing revenues" (2012: $52.2 million; 2011: $nil).

In addition to the double-hull vessels discussed above, at December 31, 2012, we chartered one non-double hull VLCC to Frontline Shipping III Limited, or Frontline Shipping III, under a short-term operating lease. This vessel, which had a book value of $15 million at December 31, 2012, was sold in January 2013.

As of March 27, 2014, we charter three of our drilling units to the Seadrill Charterers under long-term capital leases, all of which are owned by equity-accounted subsidiaries. At December 31, 2013, the balance of net investments in capital leases to the Seadrill Charterers was $1,479 million (2012: $1,655 million), of which $169 million (2012: $176 million) represents short-term maturities.

In July 2013, we entered into an agreement to acquire a harsh environment jack-up drilling rig from a subsidiary of NADL for a total acquisition cost of $600 million. The rig, which was delivered to us in February 2014, has been leased back to NADL on a bareboat charter in excess of 15 years, which includes four purchase options in favor of NADL and a sale option in our favor at the end of the charter period.

In May 2013, the Company agreed to change the legal entity under the charters for five of the six vessels on charter to subsidiaries of Deep Sea Supply Plc. The new charterer is Deep Sea Supply Shipowning II B.V., a wholly-owned subsidiary of Deep Sea Supply BTG B.V., which is a joint venture owned 50% by Deep Sea Supply Plc. and 50% by BTG Pactual. The new charters became effective on May 31, 2013, and the main terms of the charters remain unchanged. We refer to Deep Sea Supply Plc. and Deep Sea Supply BTG B.V. together as Deep Sea.

As of March 27, 2014, two of our six offshore supply vessels chartered to subsidiaries of Deep Sea under long-term leases are accounted for as capital leases, with the remaining four being operating leases. At December 31, 2013, the balance of net investments in capital leases to subsidiaries of Deep Sea was $74 million (2012: $82 million), of which $9 million (2012: $8 million) represents short-term maturities. At December 31, 2013, the net book value of operating assets leased to subsidiaries of Deep Sea was $107 million (2012: $117 million).

As of March 27, 2014, we charter four of our drybulk carriers to subsidiaries of UFC under short-term operating leases. At December 31, 2013, the net book value of operating lease assets leased to subsidiaries of UFC was $106 million (2012: $nil). The charter agreements for these vessels include profit sharing arrangements, whereby we earn a 50% share of profits earned by the vessels above threshold levels. In the year ended December 31, 2013, we earned and recognized $0.8 million under these arrangements (2012: $nil; 2011: $nil).

We pay Frontline Management a management fee of $6,500 per day per vessel for all vessels chartered to the Frontline Charterers, apart from certain vessels where the fee is suspended while they are sub-chartered on a bareboat basis. We also have seven container vessels, twelve drybulk carriers and two car carriers operating on time charters, for which the supervision of the technical management is sub-contracted to Frontline Management. In the year ended December 31, 2013, management fees payable to Frontline Management amounted to $54 million (2012: $66 million; 2011: $71 million). The management fees are classified as vessel operating expenses. Frontline Management will also be responsible for the supervision of the technical management of the six newbuilding container vessels when they commence operations.

The operating management of seven container vessels and twelve drybulk carriers operating on time charter is sub-contracted to Golden Ocean. In the year ended December 31, 2013, fees payable to Golden Ocean amounted to approximately $710,000 (2012: $534,000; 2011: $207,000). Golden Ocean will also be responsible for part of the operational management of six newbuilding container vessels when they commence operations.

We have an administrative services agreement with Frontline Management under which they provide us with certain administrative support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. In the year ended December 31, 2013, we paid Frontline Management $0.4 million for these services (2012: $0.5 million; 2011: $0.5 million).

We paid commission of 1% to Frontline Management in respect of all payments received in respect of the five year sales-type leases on the Suezmax tankers Glorycrown and Everbright. In 2013, we paid $0.1 million to Frontline Management pursuant to this arrangement (2012: $0.1 million; 2011: $0.1 million). In September 2013, the purchaser of these vessels defaulted on their obligations and the leases were terminated. Following these terminations, we have agreed to pay Frontline a management fee of 1.25% of chartering revenues plus $150 per day per vessel.

We pay fees to Frontline Management for the management supervision of some of our newbuildings, which in 2013 amounted to approximately $2.4 million (2012: $2.1 million; 2011: $3.1 million).

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

In March 2013 the OBO Front Guider was sold to an unrelated third party. A termination fee of approximately $11.7 million was received from Frontline in December 2012 for the early termination of the related charter.

In November 2013 we sold the VLCCs Golden Victory and Front Champion to unrelated third parties. Termination fees totaling approximately $90 million were received from Frontline for the early termination of the related charters, consisting of approximately $11 million in cash compensation and $79 million in amortizing loan notes bearing interest at 7.25%, receivable over the approximately eight remaining years of the cancelled leases. The loan notes were recorded at their initial fair value of $56.8 million.

In January 2013 we issued $350 million 3.25% convertible senior unsecured bonds due 2018. Related to the issue, Hemen Holding Ltd. has loaned us up to 6,060,606 of its holding in our shares, so that we can in turn lend them to an affiliate of one of the underwriters of the bond issue in order to assist investors in the bonds to hedge their position. We paid Hemen Holding Ltd. a single loan fee of approximately $1.0 million for this arrangement, under which they will continue to receive the amount of any dividends receivable on the shares.

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

We have paid the following cash dividends in 2009, 2010, 2011, 2012 and 2013:

Payment Date	Amount per Share
2009
January 7, 2009	$0.60
April 17, 2009	$0.30
July 6, 2009	$0.30
October 16, 2009	$0.30

2010
January 27, 2010	$0.30
March 30, 2010	$0.30
June 10, 2010	$0.33
September 30, 2010	$0.35
December 30, 2010	$0.36

2011
March 29, 2011	$0.38
June 29, 2011	$0.39
September 29, 2011	$0.39
December 29, 2011	$0.39

2012
March 28, 2012	$0.30
June 28, 2012	$0.39
September 28, 2012	$0.39
December 28, 2012	$0.39
December 28, 2012	$0.39	(1)

2013
June 28, 2013	$0.39
September 27, 2013	$0.39
December 30, 2013	$0.39

(1)	This dividend was an accelerated dividend in respect of the fourth quarter of 2012.

On February 27, 2014, our Board of Directors declared a dividend of $0.40 per share which will be paid in cash on or about March 28, 2014.

B. SIGNIFICANT CHANGES

None

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

The Company's common shares were listed on the NYSE on June 15, 2004, and commenced trading on that date under the symbol "SFL".

The following table sets forth, for each of the five most recent full financial years, the high and low closing prices for the common shares on the NYSE.

Fiscal year ended December 31	High	Low
2013	$17.78	$14.35
2012	$17.56	$9.34
2011	$22.43	$8.66
2010	$22.84	$13.81
2009	$14.32	$4.05

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low closing prices for the common shares on the NYSE.

Fiscal year ended December 31, 2013	High	Low
First quarter	$17.71	$15.96
Second quarter	$17.78	$14.35
Third quarter	$16.47	$14.59
Fourth quarter	$17.15	$15.36

Fiscal year ended December 31, 2012	High	Low
First quarter	$15.66	$9.34
Second quarter	$16.45	$12.45
Third quarter	$17.56	$14.04
Fourth quarter	$16.73	$14.31

The following table sets forth, for the most recent six months, the high and low closing prices for the common shares on the NYSE.

	High	Low
February 2014	$18.82	$16.51
January 2014	$17.32	$15.95
December 2013	$16.90	$15.36
November 2013	$17.15	$16.46
October 2013	$16.56	$15.48
September 2013	$16.01	$14.99

ITEM 10.	ADDITIONAL INFORMATION

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

Bermuda law permits the Bye-laws of a Bermuda company to contain provisions excluding personal liability of a director, alternate director, officer, member of a committee authorized under Bye-law 98, resident representative or their respective heirs, executors or administrators to the company for any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the officer or person may be guilty.  Bermuda law also grants companies the power generally to indemnify directors, alternate directors and officers of the Company and any members of a committee authorized under Bye-law 98, resident representatives or their respective heirs, executors or administrators if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, alternate director or officer of the Company or member of a committee authorized under Bye-law 98, resident representative or their respective heirs, executors or administrators or was serving in a similar capacity for another entity at the Company's request.

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

Our Bye-laws provide that no director, alternate director, officer, person or member of a committee, if any, resident representative, or his heirs, executors or administrators, which we refer to collectively as an indemnitee, is liable for the acts, receipts, neglects, or defaults of any other such person or any person involved in our formation, or for any loss or expense incurred by us through the insufficiency or deficiency of title to any property acquired by us, or for the insufficiency or deficiency of any security in or upon which any of our monies shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortious act of any person with whom any monies, securities, or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in relation to the execution of his duties, or supposed duties, to us or otherwise in relation thereto.  Each indemnitee will be indemnified and held harmless out of our funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, alternate director, officer, person or committee member or resident representative (or in his reasonable belief that he is acting as any of the above).  In addition, each indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee's favor, or in which he is acquitted.  We are authorized to purchase insurance to cover any liability he may incur under the indemnification provisions of our Bye-laws.

C. MATERIAL CONTRACTS

The Company has not entered into any new material contracts since January 1, 2013, other than those entered in the ordinary course of business.

D. EXCHANGE CONTROLS

The Bermuda Monetary Authority, or the BMA, must give permission for all issuances and transfers of securities of a Bermuda exempted company like us. We have received a general permission from the BMA to issue any unissued common shares, and for the free transferability of the common shares as long as our common shares are listed on the NYSE. Our common shares may therefore be freely transferred among persons who are non-residents of Bermuda.

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

For the 2013 taxable year, we believe the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, we believe the Company's common shares were primarily and regularly traded on an established securities market in the United States, namely the New York Stock Exchange, or NYSE.

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

Therefore, there are factual circumstances beyond our control that could cause the Company to lose the benefit of the Section 883 exemption and thereby become subject to U.S. federal income tax on its U.S. source shipping income.  For example, Hemen owned approximately 37% of our outstanding common shares as of December 31, 2013.  There is, therefore, a risk that the Company could no longer qualify for exemption under Section 883 for a particular taxable year if other 5% Shareholders were, in combination with Hemen, to own 50% or more of the outstanding common shares of the Company on more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances as to the tax-exempt status of the Company or any of its subsidiaries.

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

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate, which we refer to as a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NYSE, on which our common shares are listed); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see discussion below); and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend.

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

We intend to take the position that we were not treated as a PFIC for our 2013 taxable year. For the 2014 taxable year and future taxable years, depending upon the relative amount of income we derive from our various assets as well as their relative fair market values, it is possible that we may be treated as a PFIC.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund", which election we refer to as a QEF Election. As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common shares, as discussed below, and which election we refer to as a Mark-to-Market Election. In any event, if we were to be treated as a PFIC for any taxable year ending on or after December 31, 2013, a U.S. Holder would be required to file an annual report with the Internal Revenue Service for that year with respect their holding in our common shares.

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

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an applicable IRS Form W-8.

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

At December 31, 2013, the Company had entered into combined currency and interest rate swap contracts with a total notional principal of NOK450 million ($76 million), to hedge against fluctuations in interest and exchange rates on our NOK500 million floating rate unsecured bonds due 2014. Under these contracts, variable NIBOR interest rates including additional margin is swapped for fixed interest at 5.32%, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK5.91 = $1. These contracts expire in April 2014 and we estimate that we would pay $3 million to terminate them as of December 31, 2013 (2012: receive $3 million).

Similarly, at December 31, 2013, the Company had entered into combined currency and interest rate swap contracts with a total notional principal of NOK600 million ($105 million), to hedge against fluctuations in interest and exchange rates on our NOK600 million floating rate unsecured bonds due 2017. Under these contracts, variable NIBOR interest rates including additional margin is swapped for fixed interest at an average of 6.06%, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK5.69 = $1. These contracts expire in October 2017 and we estimate that we would pay $9 million to terminate them as of December 31, 2013 (2012: $0.2 million).

At December 31, 2013, the Company and its consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $1,006 million at rates excluding margin over LIBOR of between 0.80% per annum and 6.00% per annum. In addition, one equity-accounted subsidiary had entered into interest rate swaps with a combined notional principal amount of $237 million at rates excluding margin over LIBOR of between 1.77% per annum and 2.01% per annum. The swap agreements mature between April 2014 and April 2023, and we estimate that we would pay $35 million to terminate these agreements as of December 31, 2013 (2012: pay $90 million).

Approximately $0.4 billion of the above swaps were in excess of related debt at December 31, 2013, as a result of NOK bonds purchased and held as treasury bonds, accelerated loan repayments and delays in drawdowns against newbuilding contracts. Thus, the overall effect of our swaps is to fix the interest rate on approximately $1.0 billion of our floating rate debt at December 31, 2013, at a weighted average interest rate of 5.20% per annum including margin.

Several of our charter contracts contain interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on the outstanding loan, effectively transferring the interest rate exposure to the counterparty under the charter contract. At December 31, 2013, a total of $1.3 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity accounted subsidiaries. Of this, approximately $0.1 billion was also subject to interest rate swaps entered into for the benefit of the charterer, with the balance of $1.2 billion remaining on a floating rate basis.

At December 31, 2013, our net exposure, including equity-accounted subsidiaries, to interest rate fluctuations on our outstanding debt was $207 million, compared with $385 million at December 31, 2012. Our net exposure to interest fluctuations is based on our total of $2.4 billion floating rate debt outstanding at December 31, 2013, less the $1.0 billion notional principle of our interest rate swaps and the $1.2 billion outstanding floating rate debt subject to interest adjustment clauses under charter contracts. A one per-cent change in interest rates would thus increase or decrease interest expense by $2.1 million per year as of December 31, 2013 (2012: $3.9 million).

Apart from the above interest rate and currency swap contracts, at December 31, 2013, and the date of this report we were not party to any other derivative contracts.

The Company may in the future enter into short-term TRS arrangements relating to our own shares and bonds or securities in other companies.

Apart from our NOK500 million, NOK600 million and NOK900 million floating rate bonds, which have been hedged, the majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency.

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

Pursuant to Rules 13a-15(e) and 15(d)-15(e) of the Exchange Act, management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2013. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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
Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission published in its report entitled Internal Control-Integrated Framework (1992).

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act, as of December 31, 2013. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2013.

c)	Attestation report of the registered public accounting firm

MSPC, Certified Public Accountants and Advisors, a Professional Corporation, our independent registered public accounting firm, has issued their attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2013. Such report appears on page F-2.

d)	Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

ITEM 16 C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2013 and 2012 was MSPC. The following table sets forth the fees related to audit and other services provided by MSPC.

	2013	2012
Audit Fees (a)	$564,500	$520,000
Audit-Related Fees (b)	$107,000	$126,250
Tax Fees (c)	—	—
All Other Fees (d)	$52,336	$53,759
Total	$723,836	$700,009

(a)	Audit Fees
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

(e)	Audit Committee's Pre-Approval Policies and Procedures
Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X, that require the board of directors to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2013 and 2012 were approved by the Board of Directors pursuant to the pre-approval policy.

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

4.16	Bond Agreement relating to Ship Finance International Limited Callable Senior Unsecured Bond Issue 2012/2017, dated October 16, 2012.

4.17	Bond Agreement relating to Ship Finance International Limited Callable Senior Unsecured Bond Issue 2014/2019, dated March 17, 2014.

8.1	Subsidiaries of the Company.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

* Incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHIP FINANCE INTERNATIONAL LIMITED
(Registrant)

Date:	March 28, 2014	By:	/s/ Harald Gurvin
Harald Gurvin
Principal Financial Officer

Ship Finance International Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Ship Finance International Limited

We have audited the accompanying consolidated balance sheets of Ship Finance International Limited and subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2013. We also have audited the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control— Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's annual report on internal controls over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ship Finance International Limited and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/S/ MSPC
Certified Public Accountants and Advisors
A Professional Corporation
New York, New York
March 28, 2014

Ship Finance International Limited

 CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2013, 2012 and 2011
(in thousands of $, except per share amounts)

	2013	2012	2011
Operating revenues
Direct financing lease interest income - related parties	55,385	59,214	97,757
Direct financing and sales-type lease interest income - other	4,231	6,501	6,859
Finance lease service revenues - related parties	52,390	64,766	69,992
Finance lease service revenues - other	1,846	—	—
Profit sharing revenues - related parties	770	52,176	482
Time charter revenues - related parties	5,647	—	660
Time charter revenues - other	77,778	60,258	28,789
Bareboat charter revenues - related parties	18,324	20,701	21,276
Bareboat charter revenues - other	42,705	54,212	69,003
Voyage charter revenues - other	9,724	—	—
Other operating income	2,060	1,864	296
Total operating revenues	270,860	319,692	295,114
Gain on sale of assets and termination of charters	18,025	47,386	8,468
Operating expenses
Vessel operating expenses - related parties	54,916	66,455	71,283
Vessel operating expenses - other	50,618	28,459	9,780
Depreciation	58,436	55,602	49,929
Administrative expenses - related parties	439	471	504
Administrative expenses - other	7,110	8,471	9,381
Total operating expenses	171,519	159,458	140,877
Net operating income	117,366	207,620	162,705
Non-operating income / (expense)
Interest income – related parties, associated companies	19,575	19,575	19,575
Interest income – related parties, other	482	—	—
Interest income - other	10,023	7,599	3,826
Interest expense - other	(87,225)	(94,851)	(103,378)
Gain/(loss) on purchase of bonds	(1,218)	(122)	521
Gain on sale of investment in associated company	—	—	4,064
Long-term investment impairment charge	—	(3,353)	—
Other financial items, net	2,003	5,876	(7,040)
Net income before equity in earnings of associated companies	61,006	142,344	80,273
Equity in earnings of associated companies	28,200	43,492	50,902
Net income	89,206	185,836	131,175
Per share information:
Basic earnings per share	$1.00	$2.31	$1.66
Weighted average number of shares outstanding, basic	89,508	80,594	79,125
Diluted earnings per share	$0.99	$2.22	$1.62
Weighted average number of shares outstanding, diluted	95,424	85,868	83,627
Cash dividend per share declared and paid	$1.17	$1.86	$1.55
The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31, 2013, 2012 and 2011
(in thousands of $)

	2013	2012	2011
Comprehensive income, net of tax
Net income	89,206	185,836	131,175
Fair value adjustments to hedging financial instruments	41,827	(18,407)	(19,467)
Fair value adjustments to hedging financial instruments in associated companies	2,897	19,561	20,074
Reclassification into net income of previous fair value adjustments to hedging financial instruments	2,102	27	1,756
Fair value adjustments to available for sale securities	699	896	(327)
Other items of comprehensive (loss)/income	(58)	67	(16)
Other comprehensive income, net of tax	47,467	2,144	2,020
Comprehensive income	136,673	187,980	133,195

The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited
CONSOLIDATED BALANCE SHEETS
as of December 31, 2013 and 2012
(in thousands of $)

	2013	2012
ASSETS
Current assets
Cash and cash equivalents	58,641	60,542
Available for sale securities	76,925	55,661
Trade accounts receivable	8,362	7,997
Due from related parties	13,249	54,203
Other receivables	79,301	3,673
Inventories	6,607	2,951
Prepaid expenses and accrued income	3,971	735
Investment in direct financing and sales-type leases, current portion	45,148	56,870
Total current assets	292,204	242,632
Vessels and equipment, net	1,089,616	1,041,126
Newbuildings	126,008	69,175
Investment in direct financing and sales-type leases, long-term portion	858,260	1,086,989
Investment in associated companies	40,987	232,891
Loans to related parties - associated companies, long-term	530,715	221,884
Loans to related parties - others, long-term	48,847	—
Loans to others, long-term	—	50,000
Other long-term investments	1,235	1,241
Deferred charges	41,478	23,740
Financial instruments (long-term): at fair value	16,633	3,411
Total assets	3,045,983	2,973,089
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	389,888	157,689
Trade accounts payable	3,502	1,455
Due to related parties	13,965	9,227
Accrued expenses	13,832	12,576
Financial instruments (short-term): at fair value	5,705	—
Other current liabilities	5,548	16,571
Total current liabilities	432,440	197,518
Long-term liabilities
Long-term debt	1,346,991	1,673,511
Financial instruments (long-term): at fair value	56,490	85,881
Other long-term liabilities	18,129	21,411
Total liabilities	1,854,050	1,978,321
Commitments and contingent liabilities
Stockholders' equity
Share capital ($1 par value; 125,000,000 shares authorized at December 31, 2013 and 2012); (93,260,000 shares issued and outstanding at December 31, 2013; 85,225,000 shares issued and outstanding at December 31, 2012).	93,260	85,225
Additional paid-in capital	285,632	144,258
Contributed surplus	581,569	561,372
Accumulated other comprehensive loss	(34,851)	(79,421)
Accumulated other comprehensive loss – associated companies	(2,279)	(5,176)
Retained earnings	268,602	288,510
Total stockholders' equity	1,191,933	994,768
Total liabilities and stockholders' equity	3,045,983	2,973,089
The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited
 CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2013, 2012 and 2011
(in thousands of $)

	2013	2012	2011
Operating activities
Net income	89,206	185,836	131,175
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	58,436	55,602	49,929
Long-term investment impairment charge	—	3,353	—
Amortization of deferred charges	11,305	5,866	7,131
Amortization of seller's credit	(1,983)	(1,942)	(2,047)
Equity in earnings of associated companies	(28,200)	(43,492)	(50,902)
Gain on sale of assets and termination of charters	(18,025)	(47,386)	(8,468)
Gain on sale of investment in associated company	—	—	(4,064)
Adjustment of derivatives to fair value recognized in net income	(7,950)	(7,959)	4,476
Loss/(gain) on repurchase of bonds	1,218	122	(521)
Interest receivable in form of notes	(2,767)	(1,779)	—
Other, net	(1,396)	(364)	(1)
Changes in operating assets and liabilities
Trade accounts receivable	(4,313)	(7,787)	864
Due from related parties	49,189	(51,623)	29,113
Other receivables	(740)	(1,067)	1,921
Inventories	(3,656)	(97)	(744)
Prepaid expenses and accrued income	(3,236)	(190)	(218)
Trade accounts payable	2,047	774	232
Accrued expenses	271	3,206	2,589
Other current liabilities	718	(4,503)	3,196
Net cash provided by operating activities	140,124	86,570	163,661
Investing activities
Repayments from investments in direct financing and sales-type leases	51,220	58,571	204,874
Additions to newbuildings	(109,337)	(90,612)	(156,223)
Purchase of vessels	—	(76,936)	(151,562)
Proceeds from sale of vessels and termination of charters	83,583	100,733	71,461
Proceeds from sale of investment in associated company	—	—	37,048
Net amounts (paid to)/received from associated companies	(81,308)	56,443	56,702
Costs of other long-term investments	—	—	(50,000)
Purchase of available for sale securities	(18,140)	(13,890)	(23,763)
Redemption of restricted cash	—	—	5,601
Net cash (used in)/provided by investing activities	(73,982)	34,309	(5,862)
Financing activities
Shares issued, net of issuance costs	128,880	89,596	—
Payments in lieu of issuing shares for exercised share options	(448)	(1,477)	—
Repurchase of bonds	(254,132)	(28,096)	(23,230)
Proceeds from issuance of short-term and long-term debt	705,347	259,097	408,592
Repayments of short-term and long-term debt	(530,186)	(318,374)	(394,747)
Debt fees paid	(8,390)	(3,989)	(17,822)
Cash dividends paid	(109,114)	(152,009)	(122,644)
Net cash used in financing activities	(68,043)	(155,252)	(149,851)
Net (decrease)/increase in cash and cash equivalents	(1,901)	(34,373)	7,948
Cash and cash equivalents at start of the year	60,542	94,915	86,967
Cash and cash equivalents at end of the year	58,641	60,542	94,915
Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	77,630	86,692	94,228
 The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2013, 2012 and 2011
(in thousands of $, except number of shares)

	2013	2012	2011
Number of shares outstanding
At beginning of year	85,225,000	79,125,000	79,125,000
Shares issued	8,035,000	6,100,000	—
At end of year	93,260,000	85,225,000	79,125,000
Share capital
At beginning of year	85,225	79,125	79,125
Shares issued	8,035	6,100	—
At end of year	93,260	85,225	79,125
Additional paid-in capital
At beginning of year	144,258	61,670	60,261
Payments in lieu of issuing shares	(448)	(1,477)	—
Amortization of stock based compensation	220	569	1,409
Shares issued	120,880	83,496	—
Equity component of convertible bond issuance, net	20,722	—	—
At end of year	285,632	144,258	61,670
Contributed surplus
At beginning of year	561,372	548,354	532,143
Amortization of deferred equity contributions	20,197	13,018	16,211
At end of year	581,569	561,372	548,354
Accumulated other comprehensive loss
At beginning of year	(79,421)	(62,004)	(43,950)
Loss on hedging financial instruments reclassified into earnings	2,102	27	1,756
Fair value adjustments to hedging financial instruments	41,827	(18,407)	(19,467)
Fair value adjustments to available for sale securities	699	896	(327)
Other comprehensive income/(loss)	(58)	67	(16)
At end of year (for breakdown see below)	(34,851)	(79,421)	(62,004)
Accumulated other comprehensive loss – associated companies
At beginning of year	(5,176)	(24,737)	(44,811)
Fair value adjustment to hedging financial instruments	2,897	19,561	20,074
At end of year (consists entirely of fair value adjustments to hedging financial instruments)	(2,279)	(5,176)	(24,737)
Retained earnings
At beginning of year	288,510	254,683	246,152
Net income	89,206	185,836	131,175
Dividends declared	(109,114)	(152,009)	(122,644)
At end of year	268,602	288,510	254,683
Total stockholders' equity	1,191,933	994,768	857,091

Components of consolidated accumulated other comprehensive loss	2013	2012	2011
Fair value adjustments to hedging financial instruments	(36,110)	(80,039)	(61,659)
Fair value adjustments to available for sale securities	1,268	569	(327)
Other items	(9)	49	(18)
Total consolidated accumulated other comprehensive loss	(34,851)	(79,421)	(62,004)

The accompanying notes are an integral part of these consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Notes to the Consolidated Financial Statements

1.	GENERAL

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

As of December 31, 2013, the Company owned 15 very large crude oil carriers ("VLCCs"), seven Suezmax crude oil carriers, five Supramax drybulk carriers, seven Handysize drybulk carriers, nine container vessels, two car carriers, one jack-up drilling rig, three ultra-deepwater drilling units, six offshore supply vessels and two chemical tankers. The three ultra-deepwater drilling units referred to above are owned by three wholly-owned subsidiaries of the Company that are accounted for using the equity method (see Note 16). At December 31, 2013, two further wholly-owned subsidiaries accounted for using the equity method have chartered-in two container vessels on a bareboat basis; this arrangement was terminated in the first quarter of 2014 - see Note 27 "Subsequent events". In addition, as at December 31, 2013, the Company had contracted to acquire seven newbuilding container vessels, which were scheduled to be delivered in 2014 and 2015, and one newbuilding harsh environment jack-up drilling rig, which was delivered in February 2014. One of the newbuilding container vessels was cancelled in February 2014 (see Note 27 "Subsequent events"). The newbuilding jack-up drilling rig is owned by a wholly-owned subsidiary, which is accounted for using the equity method on the basis of the charter arrangements currently in place (see Note 16).

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

Investments in associated companies

Investments in companies over which the Company exercises significant influence but which it does not consolidate are accounted for using the equity method. The Company records its investments in equity-method investees on the consolidated balance sheets as "Investment in associated companies" and its share of the investees' earnings or losses in the consolidated statements of operations as "Equity in earnings of associated companies". Three ultra-deepwater drilling units are owned by three wholly-owned subsidiaries of the Company that are accounted for using the equity method. Two further wholly-owned subsidiaries accounted for using the equity method have chartered in two container vessels on a long-term bareboat basis.

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

The Company generates its revenues from the charter hire of its vessels and offshore related assets, and freight billings. Revenues are generated from time charter hire, bareboat charter hire, direct financing lease interest income, sales-type lease interest income, finance lease service revenues, profit sharing arrangements and freight billings, where contracts exist, the charter and voyage rates are predetermined, service is provided and the collection of the revenue is reasonably assured.

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

Voyage revenues are recognized ratably over the estimated length of each voyage, and accordingly are allocated between reporting periods based on the relative transit time in each period. Voyage expenses are recognized as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated.

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

Amounts receivable from profit sharing arrangements with Frontline Shipping Limited ("Frontline Shipping") and Frontline Shipping II Limited ("Frontline Shipping II"), which are related parties, are accrued based on amounts earned at the reporting date. Profit share income has two elements:

- 25% profit sharing: Prior to December 31, 2011, Frontline Shipping and Frontline Shipping II paid the Company profit sharing of 20% of their earnings on a time-charter equivalent basis from their use of the Company's fleet above average threshold charter rates each fiscal year. The amendments to the charter agreements made on December 30, 2011, increased the profit sharing percentage to 25% for future earnings above those threshold levels as from January 1, 2012. In December 2011, the Company received a $106 million compensation payment from Frontline Ltd. ("Frontline"), of which $50 million represents a non-refundable advance relating to the 25% profit sharing agreement.

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

Trade accounts receivable

The amount shown as trade accounts receivable at each balance sheet date includes receivables due from customers for hire of vessels and offshore related assets, net of allowance for doubtful balances. At each balance sheet date, all potentially uncollectable accounts are assessed individually to determine any allowance for doubtful receivables. At December 31, 2013 and 2012, no provision was made for doubtful receivables.

Inventories

Inventories are comprised principally of fuel and lubricating oils and are stated at the lower of cost and market value. Cost is determined on a first-in first-out basis.

Vessels and equipment (including operating lease assets)

Vessels and equipment are recorded at historical cost less accumulated depreciation and, if appropriate, impairment charges. The cost of these assets less estimated residual value is depreciated on a straight-line basis over the estimated remaining economic useful life of the asset. The estimated economic useful life of our offshore assets, including drilling rigs and drillships, is 30 years and for all other vessels it is 25 years. These are common life expectancies applied in the shipping and offshore industries.

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

Impairment of long-lived assets, including other long-term investments

The carrying value of long-lived assets, including other long-term investments, that are held by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For vessels, such indicators may include historically low spot charter rates and second hand vessel values. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition, taking into account the possibility of any existing medium and long-term charter arrangements being terminated early. If the future expected net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the carrying value of the asset and its fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell. The Company carried out a review of the carrying value of its vessels, drilling rigs and long-term investments in the second quarter of the year ended December 31, 2009, and concluded that the carrying values of six single-hull vessels, which have since been sold, and its investment in shares in a container vessel owner/operator were impaired. No impairment loss was recorded in the years ended December 31, 2010 and 2011. In the year ended December 31, 2012, reviews of the carrying value of long-lived assets indicated that the Company's long-term investments in shares in a container vessel owner/operator and warrants to purchase shares in a U.S. company were impaired, and charges were taken against these assets. In the year ended December 31, 2013, reviews of the carrying value of long-lived assets indicated that no further impairment loss was required.

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

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-11 "Disclosures about Offsetting Assets and Liabilities" in order to standardize the disclosure requirements under US GAAP and IFRS relating to both instruments and transactions eligible for offset in financial statements. In January 2013, the FASB issued ASU 2013-01 "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities", in order to clarify the scope of ASU 2011-11. Both ASU 2011-11 and ASU 2013-01 are applicable for annual reporting periods beginning on or after January 1, 2013. Their adoption did not have a material impact on the Company's disclosures.

In October 2012, the FASB issued 2012-04 "Technical Corrections and Improvements" in order to clarify and amend various aspects of the Accounting Standards Codification ("ASC"), particularly to recognize feedback from stakeholders in the ASC where appropriate. The amendments in ASU 2012-04 that are subject to transition guidance are effective for annual periods beginning after December 15, 2013. Its adoption did not have a material impact on the Company's disclosures or consolidated financial position, results of operations, and cash flows.

In February 2013, the FASB issued ASU 2013-02 "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" in order to improve the reporting of reclassifications. ASU 2013-02 requires an entity to disclose by detailed component those significant items which are reclassified in their entirety, and to provided cross-referencing to other disclosures for other items. ASU 2013-02 is applicable for annual reporting periods beginning after December 15, 2012. Its adoption did not have a material impact on the Company's disclosures.

In February 2013, the FASB issued ASU 2013-04 "Obligations Resulting from Joint and Several Liability Arrangements for which the Total Amount of the Obligation is Fixed at the Reporting Date". ASU 2013-04 requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of (a) the amount the entity agreed to pay on the basis of its arrangement among its co-obligors, and (b) any additional amount the entity expects to pay on behalf of its co-obligors. ASU 2013-04 is applicable to fiscal years and interim periods within those years beginning after December 15, 2013. Its adoption is not expected to have a material impact on the Company's disclosures.

In April 2013, the FASB issued ASU 2013-10 "Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes". ASU 2013-10 permits the use of the Fed Funds Effective Swap Rate as a benchmark for hedge accounting purposes, and is effective for hedging transactions entered into on or after July 17, 2013. The variable interest rates on U.S. dollar loans and any related hedging arrangements entered into by the Company and its subsidiaries have to date all referenced the London Interbank Offered Rate ("LIBOR"). Accordingly, ASU 2013-10 has not had, and is not expected to have, a material impact on the Company's disclosures or consolidated financial position, results of operations and cash flows.

In December 2013, the FASB issued ASU 2013-12 "Definition of a Public Business Entity" in order to establish a single definition for use throughout the ASC. Entities which are not Public Business Entities may qualify in some instances for alternative financial accounting and reporting guidance under U.S. GAAP. ASU 2013-12 aims to minimize the inconsistency and complexity which can result from having multiple definitions of public and non-public entities, as well as a diversity in practice in interpreting the definitions. The new single definition of Public Business Entity will be used in future ASUs, and will be effective as and when they are implemented. It is not expected that ASU 2013-12 will have a material impact on the Company's disclosures or consolidated financial position, results of operations and cash flows.

4.	SEGMENT INFORMATION

The Company has only one reportable segment. The Company's assets operate on a world-wide basis and the Company's management does not evaluate performance by geographical region or by asset type, as they believe that any such information would not be meaningful.

5.	LONG-TERM INVESTMENT IMPAIRMENT CHARGE

The Company monitors events and trends which could indicate that the carrying amount of its long-term investments may not be recoverable. In the year ended December 31, 2012, the Company recorded a long-term investment impairment charge of $3.4 million in respect of two investments. No long-term investment impairment charges were recorded in the years ended December 31, 2013 and 2011.

During the first quarter of 2012, the Company determined that its investment in the shares of a company which is not publicly traded would not generate sufficient future cash flows to ensure that its carrying value would be fully recoverable. An impairment charge of $2.9 million was recorded, equal to the difference between the carrying value of the investment and its estimated fair value of nil. The carrying value of this investment at December 31, 2013, is $nil (2012: $nil).

During the second quarter of 2012, the Company received warrants to purchase shares in a U.S. company, together with other assets, as part of the consideration for the Company agreeing to terminate certain long-term charter agreements (see Note 9). Although shares in the U.S. company are traded on the over-the-counter market, the warrants are not listed. The Company considers that the best method of establishing the fair value of the warrants is to calculate their value in relation to the current market price of the underlying shares, taking into account the terms, restrictions and other features of the warrants, the fundamental financial and other characteristics of the issuing company, trading characteristics of the issuing company's shares, and actual sale transactions of comparable securities completed in secondary markets. The initial fair value of these warrants was $1.7 million at the time of acquisition. A review of the fair value of this investment at the end of the second quarter of 2012 identified an impairment loss of $0.5 million, and the Company adjusted the carrying value accordingly. Subsequent reviews of the fair value of this investment have not resulted in any further impairment adjustments and the carrying value of this investment at December 31, 2013, was $1.2 million (2012: $1.2 million).

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

Other Jurisdictions

Certain of the Company's subsidiaries and branches in Norway and the United Kingdom are subject to income tax in their respective jurisdictions. The tax paid by subsidiaries of the Company that are subject to income tax is not material.

7.	EARNINGS PER SHARE

The computation of basic EPS is based on the weighted average number of shares outstanding during the year and the consolidated net income of the Company. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31
(in thousands of $)	2013	2012	2011
Basic:
Net income available to stockholders	89,206	185,836	131,175
Diluted:
Net income available to stockholders	89,206	185,836	131,175
Interest paid on 3.75% convertible bonds	5,092	4,688	4,180
	94,298	190,524	135,355

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31
(in thousands)	2013	2012	2011
Basic earnings per share:
Weighted average number of common shares outstanding	89,508	80,594	79,125
Diluted earnings per share:
Weighted average number of common shares outstanding	89,508	80,594	79,125
Effect of dilutive share options	163	168	286
Effect of dilutive convertible debt	5,753	5,106	4,216
	95,424	85,868	83,627

The 3.25% convertible bonds issued in January 2013 were not dilutive at December 31, 2013. The Company would need to issue a further 17,147,448 common shares in order to satisfy the conversion of the full outstanding $350 million 3.25% convertible bonds at the conversion price of $20.41 per share as at December 31, 2013.

8.	OPERATING LEASES

Rental income

The minimum future revenues to be received under the Company's non-cancelable operating leases on its vessels as of December 31, 2013, are as follows:

(in thousands of $)
Year ending December 31
2014	131,175
2015	113,104
2016	104,905
2017	102,227
2018	61,627
Thereafter	64,669
Total minimum lease revenues	577,707

The cost and accumulated depreciation of vessels leased to third parties on operating leases at December 31, 2013 and 2012 were as follows:

(in thousands of $)	2013	2012
Cost	1,360,605	1,259,588
Accumulated depreciation	270,989	218,462
Vessels and equipment, net	1,089,616	1,041,126

9.	GAIN ON SALE OF ASSETS AND TERMINATION OF CHARTERS

The Company has recorded gains on sale of assets and termination of charters as follows:

	Year ended December 31
(in thousands)	2013	2012	2011
Gain on sale of assets	18,025	25,681	8,468
Gain on termination of charters	—	21,705	—
Total gain on sale of assets and termination of charters	18,025	47,386	8,468

The Company distinguishes between gains on termination of charters, where ownership of the underlying vessel is retained, and gains on sale of assets, where the vessel is disposed of and there may be an associated charter termination fee paid or received for early termination of the underlying charter.

Gain on sale of vessels

During the year ended December 31, 2013, the Company realized the following gains on sales of vessels:

(in thousands of $) Vessel	Imputed sales price	Book value	Gain/(loss)
Edinburgh	18,801	14,535	4,266
Front Pride	12,173	11,652	521
Front Guider	21,184	7,946	13,238
	52,158	34,133	18,025

The non-double hull VLCC Edinburgh was accounted for as operating lease asset and was sold to an unrelated party in January 2013. The above sales price is shown net of charter termination payments.

The Suezmax tanker Front Pride and the OBO Front Guider were accounted for as direct financing lease assets and were sold to unrelated parties in February and March 2013, respectively. The above sales prices each include compensation earned for early termination of the charter.

In addition to the above, the VLCCs Golden Victory and Front Champion, which were direct financing lease assets, were sold to unrelated parties in November 2013. No gain or loss was recorded on the disposal of these two vessels (see also Note 23 "Related Party Transactions").

During the year ended December 31, 2012, the Company sold four OBOs and two single-hull VLCCs to unrelated parties and realized gains of $25.7 million on their disposal.

During the year ended December 31, 2011, the Company sold three OBOs and two single-hull VLCCs to unrelated parties and realized gains of $8.5 million on their disposal.

Gain on termination of charters

In April 2012, the Company agreed to terminate the long-term bareboat charter agreements with Horizon Lines LLC relating to five container vessels. The Company received termination compensation consisting of second lien notes in Horizon Lines LLC with a face value of $40.0 million, warrants exercisable into ten percent of the common stock in the parent company Horizon Lines, Inc., and inventory remaining on board the vessels at the time of their redelivery. The $21.7 million aggregate fair value of these assets was included in the Consolidated Statements of Operations in "Gain on sale of assets and termination of charters"

The second lien loan notes, with an initial face value of $40.0 million, bear interest, which can be paid in cash, in the form of additional notes or a combination of cash and additional notes at the option of Horizon Lines LLC, and mature in full in October 2016, unless previously redeemed. The notes are not listed and their estimated fair value at the time of acquisition was materially less than their face value. The fair value of the notes is determined from an analysis of projected cash flows, based on factors including the terms, provisions and other characteristics of the bonds, credit ratings and default risk of the issuing entity, the fundamental financial and other characteristics of that entity, and the current economic environment and trading activity in the debt market. The notes are being held as available for sale securities at fair value.

The warrants can be exercised at any time between their issue and the 25th anniversary of the issue date. Although shares in Horizon Lines, Inc. are traded on the over-the-counter market, the warrants are not listed. The warrants are being held as a long-term investment at fair value.

10.	OTHER FINANCIAL ITEMS

Other financial items comprise the following items:

	Year ended December 31
(in thousands of $)	2013	2012	2011
Net increase/(decrease) in fair value of non-designated derivatives	7,726	6,493	(3,696)
Net cash payments on non-designated derivatives	(2,653)	(179)	68
Net increase/(decrease) in fair value of designated derivatives (ineffective portion)	224	1,466	(780)
Other items	(3,294)	(1,904)	(2,632)
Total other financial items	2,003	5,876	(7,040)

The net movement in mark-to-market valuations of non-designated derivatives and net cash payments thereon relate to non-designated, terminated or de-designated interest rate swaps and cross currency interest rate swaps, and non-designated interest rate swaptions. The net movement in mark-to-market valuations of designated derivatives relates to the ineffective portion of interest rate swaps and cross currency interest rate swaps that have been designated as cash flow hedges. Changes in the valuations of the effective portion of interest rate swaps that are designated as cash flow hedges are reported under "Other comprehensive income". The above net increase/ (decrease) in valuation of non-designated derivatives in the year ended December 31, 2013, includes $2.1 million (2012: $27,000; 2011: $1.8 million) reclassified from "Other comprehensive income", resulting from certain interest rate swaps relating to loan facilities no longer being designated as cash flow hedges.

Other items include bank charges, fees relating to loan facilities and foreign currency translation adjustments.

11.	AVAILABLE FOR SALE SECURITIES

Marketable securities held by the Company are debt securities considered to be available-for-sale securities.

(in thousands of $)	2013	2012
Amortized cost	75,657	55,092
Accumulated net unrealized gain	1,268	569
Carrying value	76,925	55,661

The Company's investment in marketable securities consists of investments in secured notes which mature between 2014 and 2016. The net unrealized gain on available-for-sale securities included in other comprehensive income as at December 31, 2013, was $1.3 million (2012: $0.6 million).

The above available for sale securities consist of listed securities with total carrying value of $56.4 million (2012: $37.9 million) and unlisted securities with carrying value $20.5 million (2012: $17.8 million). The unlisted securities consist of second lien interest-bearing loan notes with total face value $51.4 million (2012: $44.4 million) issued by Horizon Lines LLC as part of compensation received on termination of charters, including accumulate interest receivable (see Note 9 "Gain on sale of assets and termination of charters").

12.	TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Trade accounts receivable

Trade accounts receivable are presented net of allowances for doubtful debts. The allowance for doubtful trade accounts receivable was $nil at both December 31, 2013 and 2012. Trade accounts receivable at December 31, 2013, represents charter hire outstanding, and includes a balance of $5.0 million due from a charterer which was in dispute, but which has subsequently been received. As at December 31, 2013, the Company has no reason to believe that any amount included in trade accounts receivable will not be recovered through due process or negotiation.

 Other receivables

Other receivables are presented with no allowance for doubtful accounts as of December 31, 2013 and 2012. The total balance at December 31, 2013, includes $50.0 million investment loans relating to the financing of the container vessels CMA CGM Magellan and CMA CGM Corte Real, which are chartered-in by wholly-owned subsidiaries accounted for using the equity method (see Note 16: "Investment in Associated Companies"). These loans were classified as "Loans to others, long-term" at December 31, 2012, but are included in "Other receivables" at December 31, 2013, due to CMA CGM S.A. ("CMA CGM")exercising their options to acquire the vessel owning entities, upon which the loans become repayable. These loans were repaid in the first quarter on 2014. In addition, the total balance at December 31, 2013, includes $24.9 million receivable on the cancellation in December 2013 of the newbuilding contract for a container vessel, which was also received in the first quarter of 2014.

13.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	2013	2012
Cost	1,360,605	1,259,588
Accumulated depreciation	270,989	218,462
Vessels and equipment, net	1,089,616	1,041,126

During 2013, the Company took delivery of one newbuilding drybulk carriers at an aggregate cost of $27.8 million and transferred two Suezmax tankers with a combined book value of $93.6 million from sales-type lease assets to operating lease assets. During 2012, the Company took delivery of five newbuilding drybulk carriers at an aggregate cost of $145.2 million and two car carriers at an aggregate cost of $76.9 million.

Depreciation expense was $58.4 million for the year ended December 31, 2013 (2012: $55.6 million; 2011: $49.9 million).

14.	NEWBUILDINGS

The carrying value of newbuildings represents the accumulated costs which the Company has paid in purchase installments and other capital expenditures, together with capitalized loan interest. Interest capitalized in the cost of newbuildings amounted to $257,000 in 2013 (2012: $332,000; 2011: $438,000).

At December 31, 2013, there were seven (2012: five) newbuilding contracts with accumulated costs of $126.0 million (2012: $69.2 million). During 2013, one drybulk carrier was delivered, contracts for the acquisition of four newbuilding 8,700 twenty-foot equivalent unit ("TEU") container vessels were agreed, and the contract for the acquisition of one newbuilding 4,800 TEU container vessel was cancelled.

15.	INVESTMENTS IN DIRECT FINANCING AND SALES-TYPE LEASES

As at December 31, 2013, most (i.e. 20) of the Company's VLCCs and Suezmaxes were chartered to Frontline Shipping and Frontline Shipping II on long-term, fixed rate time charters which extend for various periods depending on the age of the vessels, ranging from approximately four to thirteen years. Frontline Shipping and Frontline Shipping II are subsidiaries of Frontline, a related party, and the terms of the charters do not provide them with an option to terminate the charter before the end of its term.

Additionally, one of the Company's offshore supply vessels is chartered on a long-term bareboat charter to DESS Cyprus Limited, a wholly owned subsidiary of Deep Sea Supply Plc., a related party. Another of the Company's offshore supply vessels is chartered on a long-term bareboat charter to Deep Sea Supply Shipowning II B.V., a wholly-owned subsidiary of Deep Sea Supply BTG B.V., which is a joint venture owned 50% by Deep Sea Supply Plc. and 50% by BTG Pactual Oil & Gas Empreendimentos e Particapacoes S.A. ("BTG Pactual"). We refer to Deep Sea Supply Plc. and Deep Sea Supply BTG B.V. together as Deep Sea. The terms of the charters provide the charterer with various call options to acquire the vessels at certain dates throughout the charters, which expire in 2020.

The above 22 of the Company's assets were accounted for as direct financing leases at December 31, 2013 (2012: 26), all of which are leased to related parties. In addition, at December 31, 2012 the Company had two Suezmax tankers leased to non-related parties, which were accounted for as sales-type leases. In 2013, these two vessels became operating lease assets when their leases were amended.

The following lists the components of the investments in direct financing leases as at December 31, 2013, and the investments in direct financing and sales-type leases as at December 31, 2012:

(in thousands of $)	2013	2012
Total minimum lease payments to be received	1,490,111	1,955,514
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(432,463)	(538,890)
Net minimum lease payments receivable	1,057,648	1,416,624
Estimated residual values of leased property (un-guaranteed)	278,152	328,865
Less: unearned income	(318,910)	(435,047)
	1,016,890	1,310,442
Less: deferred deemed equity contribution	(106,377)	(151,454)
Less: unamortized gains	(7,105)	(15,129)
Total investment in direct financing and sales-type leases	903,408	1,143,859
Current portion	45,148	56,870
Long-term portion	858,260	1,086,989
	903,408	1,143,859

The minimum future gross revenues to be received under the Company's non-cancellable direct financing and sales-type leases as of December 31, 2013, are as follows:

(in thousands of $) Year ending December 31
2014	139,769
2015	136,568
2016	181,743
2017	180,735
2018	174,040
Thereafter	677,256
Total minimum lease revenues	1,490,111

16.	INVESTMENT IN ASSOCIATED COMPANIES

The Company has certain wholly-owned subsidiaries which are accounted for using the equity method, as it has been determined under ASC 810 that they are variable interest entities in which Ship Finance is not the primary beneficiary.

At December 31, 2013, 2012 and 2011 the Company had the following participation in investments that are recorded using the equity method:

	2013	2012	2011
SFL West Polaris Limited	100.00%	100.00%	100.00%
SFL Deepwater Ltd	100.00%	100.00%	100.00%
SFL Hercules Ltd	100.00%	100.00%	—
SFL Linus Ltd	100.00%	—	—
Bluelot Shipping Company Limited	100.00%	100.00%	100.00
SFL Corte Real Limited	100.00%	100.00%	100.00

The determination that Ship Finance is not the primary beneficiary of SFL West Polaris Limited ("SFL West Polaris"), SFL Deepwater Ltd. ("SFL Deepwater"), SFL Hercules Ltd. ("SFL Hercules"), and SFL Linus Ltd. ("SFL Linus") is due to these subsidiaries each owning assets on which the underlying leases include both fixed price call options and fixed price put options or purchase obligations. The determination that Ship Finance is not the primary beneficiary of Bluelot Shipping Company Limited ("Bluelot") and SFL Corte Real Limited ("Corte Real") is due to these subsidiaries, which do not own vessels, each having been incorporated specifically to participate in a three-party lease agreement, which can be effectively terminated by one of the other parties – see below.

SFL West Polaris is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding an ultra deepwater drillship and leasing that vessel to Seadrill Polaris Ltd. ("Seadrill Polaris"), fully guaranteed by its parent company Seadrill Limited ("Seadrill"), a related party. In December 2012, SFL West Polaris entered into a $420 million five year term loan and revolving credit facility, which was used in January 2013 to refinance the previous $700 million facility established in 2008. At December 31, 2013, the balance outstanding under the facility was $387.0 million (2012: $397.5 million balance under the previous facility). The Company guaranteed $100.0 million of this debt at December 31, 2013. The vessel is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, SFL West Polaris has a put option to sell the vessel to Seadrill Polaris at a fixed price at the end of the charter, which expires in 2023. Because the main asset of SFL West Polaris is the subject of a lease which includes both fixed price call options and a fixed price put option, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary.

SFL Deepwater is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding two ultra deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. and Seadrill Offshore AS, fully guaranteed by their parent company Seadrill. In September 2008, SFL Deepwater entered into a $1,400 million five year term loan facility and at December 31, 2012, the balance outstanding under this facility was $821.9 million. In June 2013, SFL Deepwater transferred one of the rigs and the corresponding lease to SFL Hercules, see below, and repaid the part of the loan facility relating to that rig. Accordingly, SFL Deepwater now holds one ultra deepwater drilling rig which is leased to Seadrill Deepwater Charterer Ltd. In October 2013, SFL Deepwater entered into a $390 million five year term loan and revolving credit facility, which was used in November 2013 to refinance the previous $1,400 million loan facility. At December 31, 2013, the balance outstanding under the new facility was $383.3 million (2012: $821.9 million under previous facility). The Company guaranteed $90.0 million of this debt at December 31, 2013. The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which expires in 2023. Because the main asset of SFL Deepwater is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary.

SFL Hercules is a 100% owned subsidiary of Ship Finance, incorporated in 2012 for the purpose of holding an ultra deepwater drilling rig and leasing that rig to Seadrill Offshore AS, fully guaranteed by its parent company Seadrill. The rig was transferred, along with the corresponding lease, to SFL Hercules from SFL Deepwater in June 2013. In May 2013, SFL Hercules entered into a $375 million six year term loan and revolving credit facility to partly finance its acquisition of the rig from SFL Deepwater. The facility was drawn in June 2013, and at December 31, 2013, the balance outstanding under this facility was $361.2 million. The Company guaranteed $90.0 million of this debt at December 31, 2013. Because the main asset of SFL Hercules is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation at the end of the charter, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary.

SFL Linus is a 100% owned subsidiary of Ship Finance, acquired from North Atlantic Drilling Ltd ("NADL"), a related party, in 2013. SFL Linus holds a newbuilding harsh environment jack-up drilling rig which upon delivery in February 2014 was leased to North Atlantic Linus Charterer Ltd., fully guaranteed by its parent company NADL. In October 2013, SFL Linus entered into a $475 million five year term loan and revolving credit facility to partly finance the acquisition of the rig. The facility was not utilized at December 31, 2013, but was drawn when the rig was delivered to SFL Linus and the charter commenced in February 2014. The facility is fully guaranteed by Ship Finance until the rig commences a sub-charter, which is scheduled to commence in the second quarter of 2014. Thereafter, Ship Finance will guarantee $90.0 million of the debt. Because the main asset of SFL Linus is the subject of a lease which includes both fixed price call options and a fixed price put option, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary.

Bluelot and Corte Real are 100% owned subsidiaries of Ship Finance, each incorporated in 2010 for the purpose of leasing in a 13,800 twenty-foot equivalent units ("TEU") container vessel on a bareboat charter basis, respectively the CMA CGM Magellan and the CMA CGM Corte Real, and leasing the vessel out on a time-charter basis to CMA CGM. In November and December 2013, CMA CGM exercised its options to acquire the two vessel-owning entities, and the charter agreements were terminated in January and March 2014, respectively. Accordingly, the two $25 million investment loans, which were classified as "Loans to others, long-term" at December 31, 2012, have been included in "Other receivables" at December 31, 2013.

In addition to the above wholly-owned subsidiaries, between December 2010 and June 2011, the 100% owned subsidiary Rig Finance II Limited ("Rig Finance II") was also accounted for using the equity method. In May 2011, the charterer advised the Company of its intention to exercise its option to acquire the rig at the option price of $133.1 million, and the transaction was effected in June 2011 as a sale of Rig Finance II. The Company recorded a gain of $4.1 million on the sale, which was recorded as "Gain on sale of investment in associated company".

Summarized balance sheet information of the Company's equity method investees is as follows:

	As of December 31, 2013
(in thousands of $)	TOTAL	SFL Deepwater	SFL West Polaris	SFL Hercules	SFL Linus	Bluelot	Corte Real
Current assets (1)	205,916	94,981	34,412	56,886	—	9,780	9,857
Non-current assets	1,516,033	432,755	458,558	429,720	195,000	—	—
Total assets	1,721,949	527,736	492,970	486,606	195,000	9,780	9,857
Current liabilities	159,847	85,240	38,337	29,101	—	3,523	3,646
Non-current liabilities (2)	1,521,115	418,554	451,384	453,860	197,317	—	—
Total liabilities	1,680,962	503,794	489,721	482,961	197,317	3,523	3,646
Total shareholders' equity	40,987	23,942	3,249	3,645	(2,317)	6,257	6,211

	As of December 31, 2012
(in thousands of $)	TOTAL	SFL Deepwater	SFL West Polaris	SFL Hercules	SFL Linus	Bluelot	Corte Real
Current assets (1)	206,114	145,390	52,776	—	—	3,998	3,950
Non-current assets	1,482,687	994,390	488,297	—	—	—	—
Total assets	1,688,801	1,139,780	541,073	—	—	3,998	3,950
Current liabilities	868,850	828,712	40,138	—	—	—	—
Non-current liabilities (2)	587,060	160,050	427,010	—	—	—	—
Total liabilities	1,455,910	988,762	467,148	—	—	—	—
Total shareholders' equity	232,891	151,018	73,925	—	—	3,998	3,950

(1)
Bluelot and Corte Real current assets at December 31, 2013, include $6.1 million (2012: $3.8 million) and $6.0 million (2012: $3.8 million) due from Ship Finance, respectively – see Note 23 "Related party transactions".

(2)
SFL Deepwater, SFL West Polaris, SFL Hercules and SFL Linus non-current liabilities at December 31, 2013, include $115.2 million (2012: $154.9 million), $100.4 million (2012: $67.0 million), $120.1 million ( 2012: $nil) and $195.0 million (2012: $nil)) due to Ship Finance – see Note 23 "Related party transactions". In the year ended December 31, 2013, SFL Deepwater and SFL West Polaris paid dividends of $150.0 million (2012: $nil; 2011: $nil) and $73.0 million (2012: $nil; 2011: $nil), respectively.

Summarized statement of operations information of the Company's equity method investees is shown below.

	Year ended December 31, 2013
(in thousands of $)	TOTAL	SFL Deepwater	SFL West Polaris	SFL Hercules	SFL Linus	Bluelot	Corte Real
Operating revenues	122,792	46,145	23,701	13,832	—	19,490	19,624
Net operating revenues	88,121	46,109	23,681	13,808	—	2,261	2,262
Net income (3)	28,200	17,747	2,324	3,645	(38)	2,261	2,261

	Year ended December 31, 2012
(in thousands of $)	TOTAL	SFL Deepwater	SFL West Polaris	Bluelot	Corte Real
Operating revenues	146,263	69,508	37,421	19,612	19,722
Net operating revenues	111,434	69,485	37,418	2,266	2,265
Net income (3)	43,492	28,243	10,719	2,266	2,264

	Year ended December 31, 2011
(in thousands of $)	TOTAL	SFL Deepwater	SFL West Polaris	Bluelot	Corte Real	Rig Finance II
Operating revenues	155,514	76,586	46,771	14,499	14,108	3,550
Net operating revenues	130,311	76,583	46,767	1,731	1,686	3,544
Net income (3)	50,902	31,861	12,806	1,731	1,686	2,818

(3)
The net income of SFL Deepwater, SFL West Polaris and SFL Hercules in the year ended December 31, 2013, includes interest payable to Ship Finance amounting to $9.6 million (2012: $13.1 million; 2011: $13.1 million), $6.5 million (2012: $6.5 million; 2011: $6.5 million) and $3.5 million (2012: $nil; 2011: $nil), respectively - see Note 23 "Related party transactions".

SFL West Polaris, SFL Deepwater, and SFL Hercules have loan facilities for which Ship Finance provides limited guarantees, as indicated above. These loan facilities contain financial covenants, with which both Ship Finance and Seadrill must comply. As at December 31, 2013, Ship Finance and Seadrill were in compliance with all of the covenants under these long-term debt facilities. The SFL Linus loan facility contains financial covenants, with which both Ship Finance and NADL must comply. As at December 31, 2013, Ship Finance and NADL were in compliance with all of the covenants under this long-term debt facility, which had not been drawn against as at December 31, 2013.

17.	ACCRUED EXPENSES

(in thousands of $)	2013	2012
Vessel operating expenses	1,959	1,478
Administrative expenses	799	966
Interest expense	11,074	10,132
	13,832	12,576

18.	OTHER CURRENT LIABILITIES

(in thousands of $)	2013	2012
Deferred charter revenue	3,744	1,311
Prepaid charter income	822	2,544
Employee taxes	773	823
Other	209	11,893
	5,548	16,571

Other current liabilities at December 31, 2012, included $11.7 million compensation received from Frontline for the early termination of the charter and the estimated loss of future cash sweep income of the OBO Front Guider, which was received in advance of its disposal in March 2013.

19.	SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	2013	2012
Short-term and long-term debt:
8.5% Senior Notes due 2013	—	247,766
Norwegian kroner 500 million senior unsecured floating rate bonds due 2014	71,854	78,505
3.75% senior unsecured convertible bonds due 2016	125,000	125,000
Norwegian kroner 600 million senior unsecured floating rate bonds due 2017	92,843	107,910
3.25% senior unsecured convertible bonds due 2018	350,000	—
U.S. dollar denominated floating rate debt (LIBOR plus margin) due through 2021	1,097,182	1,272,019
	1,736,879	1,831,200
Less: short-term debt and current portion of long-term debt	(389,888)	(157,689)
	1,346,991	1,673,511

 The outstanding debt as of December 31, 2013, is repayable as follows:

(in thousands of $) Year ending December 31
2014	389,888
2015	223,850
2016	184,505
2017	173,717
2018	474,680
Thereafter	290,239
Total debt	1,736,879

The weighted average interest rate for floating rate debt denominated in U.S. dollars and Norwegian kroner ("NOK") as at December 31, 2013, was 4.86% per annum (2012: 4.17%). These rates take into consideration the effect of related interest rate swaps. At December 31, 2013, the three month dollar LIBOR was 0.246% (2012: 0.306%) and the three month Norwegian Interbank Offered Rate ("NIBOR") was 1.69% (2012: 1.83%).

8.5% Senior Notes due 2013
On December 15, 2003, the Company issued $580 million of 8.5% Senior Notes. In 2004, 2005 and 2006, the Company bought back and canceled notes with an aggregate principal amount of $130.9 million. No notes were bought in 2007 and 2008. In 2009, 2010, 2011 and 2012 the Company purchased notes with principal amounts totaling 201.3 million, which at December 31, 2012, were being held as treasury notes. Thus, the net amount outstanding at December 31, 2012, was $247.8 million. All outstanding notes were redeemed in full on March 1, 2013. Losses of $1.1 million and $122,000 were recorded on the purchases in 2013 and 2012, respectively, and a gain of $0.5 million was recorded on the purchases in 2011.The redemption of the outstanding notes in 2013 was partly funded by the issue in January 2013 of $350 million 3.25% senior unsecured convertible bonds due 2018 (see below).

NOK500 million senior unsecured bonds due 2014
On October 7, 2010, the Company issued a senior unsecured bond loan totaling NOK500.0 million in the Norwegian credit markets. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on April 7, 2014. The bonds may, in their entirety, be redeemed at the Company's option from October 7, 2013, until April 6, 2014, upon giving bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest. Subsequent to their issue, the Company purchased bonds with principal amounts totaling NOK10.0 million in 2012, NOK13.0 million in 2011 and NOK40.5 million in 2010, which are being held as treasury bonds. The net amount outstanding at December 31, 2013, was NOK436.5 million, equivalent to $71.9 million (2012: NOK436.5 million, equivalent to $78.5 million).

3.75% senior unsecured convertible bonds due 2016
On February 10, 2011, the Company issued a senior unsecured convertible bond loan totaling $125 million. Interest on the bonds is fixed at 3.75% per annum and is payable in cash semi-annually in arrears on February 10 and August 10. The bonds are convertible into Ship Finance International Limited common shares at any time up to 10 banking days prior to February 10, 2016. The conversion price at the time of issue was $27.05 per share, representing a 35% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $19.78. The Company has the right to call the bonds after March 3, 2014, if the value of the shares underlying each bond exceeds, for a specified period of time, 130% of the principal amount of the bond.

NOK600 million senior unsecured bonds due 2017
On October 19, 2012, the Company issued a senior unsecured bond loan totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on October 19, 2017. The bonds may, in their entirety, be redeemed at the Company's option from April 19, 2017, upon giving bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest. Subsequent to their issue, the Company purchased bonds with principal amounts totaling NOK36.0 million in 2013, which are being held as treasury bonds. A loss of $108,000 was recorded on the purchase. The net amount outstanding at December 31, 2013, was NOK564 million, equivalent to $92.8 million (2012: NOK600 million, equivalent to $107.9 million).

3.25% senior unsecured convertible bonds due 2018
On January 30, 2013, the Company issued a senior unsecured convertible bond loan totaling $350 million. Interest on the bonds is fixed at 3.25% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1, and November 1. The bonds are convertible into Ship Finance International Limited common shares at any time up to ten banking days prior to February 1, 2018. The conversion price at the time of issue was $21.945 per share, representing a 33% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $19.9814 per share. In conjunction with the bond issue, the Company loaned up to 6,060,606 of its common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. The shares that were lent by the Company were borrowed from Hemen Holding Ltd., the largest shareholder of the Company, for a one-time loan fee of $1.0 million.

As required by ASC 470-20 "Debt with conversion and other options", the Company calculated the equity component of the convertible bond, taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $20.7 million and this amount was recorded as "Additional paid-in capital", with a corresponding adjustment to "Deferred charges" which are amortized to "Interest expense" over the appropriate period. The amortization of this item amounted to $3.9 million in the year ended December 31, 2013.

$210 million secured term loan facility
In April 2006, five wholly-owned subsidiaries of the Company entered into a $210 million secured term loan facility with a syndicate of banks to partly fund the acquisition of five new container vessels. The terms of the loan were initially linked to long-term charters of the vessels, and the Company did not provide a corporate guarantee for the facility. In April 2012, those long-term charters were terminated and the terms of the loan agreement were amended. Although the facility continues without recourse to the Company, as part of the amended agreement the Company now guarantees that revenues received by the vessel-owning subsidiaries will achieve certain minimum levels for each vessel. This performance guarantee has been reduced to a maximum of $18.2 million in aggregate as of December 31, 2013. The facility bears interest at LIBOR plus a margin and has a term of twelve years from the date of drawdown for each vessel. The net amount outstanding at December 31, 2013, was $174.8 million (2012: $174.8 million).

$149 million secured term loan facility
In August 2007, five wholly-owned subsidiaries of the Company entered into a $149 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of five new offshore supply vessels. One of the vessels was sold in January 2008 and the loan facility now relates to the remaining four vessels. The Company has provided a limited corporate guarantee for this facility. The facility bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2013, was $73.9 million (2012: $82.4 million).

$77 million secured term loan facility
In January 2008, two wholly-owned subsidiaries of the Company entered into a $77 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of two offshore supply vessels. The Company has provided a limited corporate guarantee for this facility. The facility bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2013, was $39.1 million (2012: $45.5 million).

$30 million secured revolving credit facility
In February 2008, a wholly-owned subsidiary of the Company entered into a $30 million secured revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of a 1,700 TEU container vessel. The facility bears interest at LIBOR plus a margin and has a term of seven years. At December 31, 2013, the available amount under the facility was fully drawn. The net amount outstanding at December 31, 2013, was $5.0 million (2012: $7.0 million).

$49 million secured term loan and revolving credit facility
In March 2008, two wholly-owned subsidiaries of the Company entered into a $49 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers. The Company has provided a limited corporate guarantee for this facility. The facility bears interest at LIBOR plus a margin and has a term of ten years. In June 2011, the terms of the facility were amended such that part of the loan was transformed into a revolving credit facility. At December 31, 2013, the amount available under the revolving part of the facility was $1.9 million (2012: $nil). The net amount outstanding at December 31, 2013, was $25.6 million (2012: $29.3 million).

$58 million secured revolving credit facility
In September 2008, two wholly-owned subsidiaries of the Company entered into a $58 million secured revolving credit facility with a syndicate of banks. The proceeds of the facility were secured against two 1,700 TEU container vessels. The facility, which bore interest at LIBOR plus a margin and had a term of five years, was fully repaid in the year ended December 31, 2013. The net amount outstanding at December 31, 2012 was $23.0 million.

$43 million secured term loan facility
In February 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, secured against a Suezmax tanker. The facility bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at December 31, 2013, was $32.0 million (2012: $34.8 million).

$725 million secured term loan and revolving credit facility
In March 2010, the Company entered into a $725 million secured term loan and revolving credit facility with a syndicate of banks, secured against 26 vessels chartered to Frontline. Nine of the vessels were sold during 2011, 2012 and 2013, and the facility is secured against the remaining 17 vessels at December 31, 2013. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years. The net amount outstanding at December 31, 2013, was $158.8 million (2012: $313.0 million). The available amount under the revolving part of the facility at December 31, 2013 was $119.7 million (2012: $36.3 million).

$43 million secured term loan facility
In March 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, secured against a Suezmax tanker. The facility bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at December 31, 2013, was $32.0 million (2012: $34.8 million).

$54 million secured term loan facility
In November 2010, two wholly-owned subsidiaries of the Company entered into a $53.7 million secured term loan facility with a bank, secured against two Supramax drybulk carriers. The Company has provided a limited corporate guarantee for this facility. The facility bears interest at LIBOR plus a margin and has a term of eight years. The net amount outstanding at December 31, 2013, was $42.0 million (2012: $45.9 million).

$95 million secured term loan and revolving credit facility
In February 2011, a wholly-owned subsidiary of the Company entered into a $95 million secured term loan and revolving credit facility with a bank, secured against a jack-up drilling rig. The facility bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2013, was $47.5 million (2012: $52.5 million). The available amount under the revolving part of the facility at December 31, 2013 was $20.0 million (2012: $25.0 million).

$75 million secured term loan facility
In March 2011, three wholly-owned subsidiaries of the Company entered into a $75.4 million secured term loan facility with a bank, secured against three newbuilding Supramax drybulk carriers. Two of the vessels were delivered in 2011 and the third in 2012. The facility bears interest at LIBOR plus a margin and has a term of approximately eight years. The Company has provided a limited corporate guarantee for this facility. The net amount outstanding at December 31, 2013, was $62.5 million (2012: $68.4 million).

$171 million secured term loan facility
In May 2011, eight wholly-owned subsidiaries of the Company entered into a $171.0 million secured loan facility with a syndicate of banks. The facility is supported by China Export & Credit Insurance Corporation, or SINOSURE, which provides an insurance policy in favor of the banks for part of the outstanding loan. The facility is secured against the newbuilding container vessel SFL Avon, delivered in 2010, and seven newbuilding Handysize drybulk carriers, of which two were delivered in 2011, four were delivered in 2012, and the final one was delivered in 2013. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The net amount outstanding at December 31, 2013, was $146.3 million (2012: $140.3 million).

$55 million secured securities financing agreement
In June 2011, the Company entered into a $55 million securities financing agreement with a bank. The facility may be used to fund up to 50% of the acquisition cost of securities we may acquire from time to time. The facility bears interest at LIBOR plus a margin and will be secured against the relevant securities. The facility had not been utilized as at December 31, 2013. The available amount under this facility at December 31, 2013, was $28.2 million (2012: $18.9 million).

$167 million secured term loan and revolving credit facility
In July 2011,five wholly-owned subsidiaries of the Company entered into a $166.8 million secured term loan and revolving credit facility agreement with a syndicate of banks, to refinance a facility which matured in 2012. The facility bears interest at LIBOR plus a margin, has a term of six years from drawdown, and was secured against five VLCCs. Two of the VLCCs were sold in 2013 and the facility now relates to the three remaining VLCCs. The net amount outstanding at December 31, 2013 was $74.5 million (2012: 130.3 million). The available amount under the revolving part of the facility at December 31, 2013 was $8.0 million (2012: $1.7 million).

$184 million secured term loan facility
In March 2012, four wholly-owned subsidiaries of the Company entered into a $184.0 million secured loan facility with a bank, secured against four newbuilding container vessels. The facility bears interest at LIBOR plus a margin and has a term of approximately 12 years from delivery of each vessel. The facility is for both pre- and post-delivery financing. The net amount outstanding at December 31, 2013, was $64.4 million (2012: $36.8 million), relating to pre-delivery financing of installments paid to the yard. In December 2013, the contract for one of the newbuilding container vessels was cancelled and the outstanding loan of $18.4 million relating to this vessel was prepaid in January 2014. The undrawn commitment at December 31, 2013, relating to future yard installments on the three remaining newbuilding vessels was $92.0 million (2012: $147.2 million, relating to four newbuilding vessels) - see also Note 27 "Subsequent events".

$53 million secured term loan facility
In November 2012, two wholly-owned subsidiaries of the Company entered into a $53.2 million secured term loan facility with a bank, secured against two car carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at December 31, 2013 was $48.8 million (2012: $53.2 million).

$70 million secured term loan facility
In June 2013, the Company entered into a $70.0 million secured term loan facility with a syndicate of banks in order to partly finance the pre-delivery costs of the harsh-environment jack-up drilling rig West Linus, secured against the newbuilding contract for the rig. The rig was delivered in February 2014 to SFL Linus, a wholly-owned subsidiary of the Company accounted for using the equity method. Upon delivery, this loan was repaid in full and SFL Linus drew down against a $475 million secured term loan facility established to partly finance its acquisition of the rig - see Note 16 "Investment in Associated Companies". This $70.0 million facility bears interest at LIBOR plus a margin and has a term of approximately nine months.
The net amount outstanding at December 31, 2013 was $70.0 million (2012: $nil).

The aggregate book value of assets pledged as security against borrowings at December 31, 2013, was $1,994 million (2012: $2,240 million).

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of December 31, 2013, the Company is in compliance with all of the covenants under its long-term debt facilities. The $149 million secured term loan facility entered into in August 2007 contains certain financial covenants on Deep Sea Supply BTG B.V. and the $77 million secured term loan facility entered into in January 2008 contains certain financial covenants on Deep Sea Supply Plc. and Deep Sea Supply BTG B.V. As at December 31, 2013, Deep Sea Supply Plc. and Deep Sea Supply BTG B.V. were in compliance with all covenants under the respective loan agreements.

20.	OTHER LONG-TERM LIABILITIES

(in thousands of $)	2013	2012
Unamortized sellers' credit	18,125	21,207
Other items	4	204
	18,129	21,411

The Company's six offshore supply vessels were acquired from Deep Sea and were chartered back to Deep Sea under bareboat charter agreements. As part of the purchase consideration, the Company received seller's credits totaling $37.0 million which are being recognized as additional bareboat revenues over the period of the charters.

21.	SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	2013	2012
125,000,000 common shares of $1.00 par value each	125,000	125,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	2013	2012
93,260,000 common shares of $1.00 par value each (2012: 85,225,000 shares)	93,260	85,225

The Company's common shares are listed on the New York Stock Exchange.

In January 2013 and May 2013, the Company issued a total of 35,000 new shares in order to satisfy options exercised by two employees (2012: 100,000 new shares issued to satisfy options exercised by one employee) . The exercise price of the options was $5.29 per share (2012: $6.85 per share), resulting in a premium on issue of $0.2 million (2012: $0.6 million). In June 2013, the Company issued and sold 8,000,000 shares pursuant to a prospectus filed in November 2010 (2012: 6,000,000 shares issued and sold). Total proceeds of $128.7 million net of costs were received (2012: $88.9 million), resulting in a premium on issue of $120.7 million (2012: $82.9 million).

In November 2006, the Board of Directors approved the Ship Finance International Limited Share Option Scheme (the "Option Scheme"). The Option Scheme permits the Board of Directors, at its discretion, to grant options to employees and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid in capital (see also Note 22). During 2013, an employee exercised options and in lieu of issuing new shares the Company made a payment totaling $0.4 million, equal to the intrinsic value of the options on the date of exercise (2012: two employees exercised options and received payments totaling $1.5 million in lieu of shares). This amount is accounted for as a repurchase of the Company's shares and the payment is recorded as a reduction of additional paid-in capital.

In January 2013, the Company issued a senior unsecured convertible bond loan totaling $350 million. The bonds are convertible into common shares at any time up to ten banking days prior to February 1, 2018. The conversion price at the time of issue was $21.945 per share, representing a 33% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $19.98 per share. As required by ASC 470-20 "Debt with conversion and other options", the Company calculated the equity component of the convertible bond, which was valued at $20.7 million and recorded as "Additional paid-in capital" - see Note 19 "Long-term debt".

The Company has accounted for the acquisition of vessels from Frontline at Frontline's historical carrying value. The difference between the historical carrying values and the net investment in the leases has been recorded as a deferred deemed equity contribution, which is presented as a reduction in net investment in direct financing leases in the balance sheet. This accounting treatment arises from the related party nature of both the initial transfer of the vessels and the subsequent leases.  The deferred deemed equity contribution is amortized to contributed surplus over the life of the lease arrangements, as lease payments are applied to the principal balance of the lease receivable. In the year ended December 31, 2013, the Company has credited contributed surplus with $20.2 million of such deemed equity contributions (2012: $13.0 million).

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

The following summarizes share option transactions related to the Option Scheme in 2013, 2012 and 2011:

	2013		2012		2011
	Options	Weighted average exercise price $	Options	Weighted average exercise price $	Options	Weighted average exercise price $
Options outstanding at beginning of year	498,000	10.27	830,500	11.25	617,000	10.14
Granted	—	—	—	—	213,500	20.13
Exercised	(75,000)	5.29	(260,000)	7.17	—	—
Forfeited	—	—	(72,500)	18.05	—	—
Options outstanding at end of year	423,000	9.99	498,000	10.27	830,500	11.25
Exercisable at end of year	374,333	9.22	376,668	8.29	434,006	7.94

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

The fair values of options granted are estimated on the date of the grant using the Black-Scholes-Merton option valuation model. The weighted average assumptions used to calculate the fair values of new options granted in 2013, 2012 and 2011 are as follows:

	Options granted in year ended December 31
	2013	2012	2011
Risk free interest rate	—	—	1.13%
Expected volatility	—	—	65.6%
Expected dividend yield	—	—	0.00%
Expected life of options	—	—	3.5 years

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

The weighted average grant-date fair values of new options granted during 2011 was $9.50 per share.

The total intrinsic value of options exercised in 2013 was $0.9 million on the day of exercise (2012: $2.3 million; 2011: $0.0 million). The intrinsic value of options fully vested but not exercised at December 31, 2013, is $2.7 million and their average remaining term is 1.16 years.

As of December 31, 2013, there was $29,100 in unrecognized compensation costs related to non-vested options granted under the Option Scheme (2012: $251,500). This cost will be recognized over the remaining vesting periods, which average 0.2 years.

23.	RELATED PARTY TRANSACTIONS

The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the New York Stock Exchange in June 2004. A significant proportion of the Company's business continues to be transacted with related parties.

The Company has had transactions with the following related parties, being companies in which our principal shareholders Hemen Holding Ltd. and Farahead Investment Inc. (hereafter jointly referred to as "Hemen") and companies associated with Hemen have a significant direct or indirect interest:

–    Frontline
–    Frontline Shipping, Frontline Shipping II, Frontline Shipping III (collectively Frontline Charterers)

–	Seadrill

–	NADL

–	Golden Ocean Group Limited ("Golden Ocean")

–	United Freight Carriers ("UFC" - which is a joint venture approximately 50% owned by Golden Ocean)

–	Deep Sea

–	Golar LNG Limited ("Golar")

The Consolidated Balance Sheets include the following amounts due from and to related parties, excluding direct financing lease balances (see Note 15):

(in thousands of $)	2013	2012
Amounts due from:
Frontline Charterers	—	51,788
Frontline Ltd	10,016	810
UFC	770	—
Deep Sea	—	1,305
NADL	2,163	—
Seadrill	300	300
Total amount due from related parties	13,249	54,203
Loans to related parties - associated companies, long-term
SFL West Polaris	100,383	67,010
SFL Deepwater	115,222	154,874
SFL Hercules	120,110	—
SFL Linus	195,000	—
Total loans to related parties - associated companies, long-term	530,715	221,884
Loans to related parties - others, long-term
Frontline Ltd	48,847	—
Total loans to related parties - others, long-term	48,847	—
Amounts due to:
Frontline Charterers	815	804
Frontline Management	1,011	815
Bluelot	6,064	3,802
Corte Real	6,018	3,756
Other related parties	57	50
Total amount due to related parties	13,965	9,227

SFL West Polaris, SFL Deepwater, SFL Hercules, SFL Linus, Bluelot and Corte Real are wholly-owned subsidiaries which are not fully consolidated but are accounted for under the equity method as at December 31, 2013 -see Note 16 "Investment in Associated Companies". The amounts due to Bluelot and Corte Real are the balances on the current accounts between those companies and Ship Finance. As described below in "Related party loans", at December 31, 2013 and 2012, the long-term loans from Ship Finance to SFL West Polaris, SFL Deepwater, SFL Hercules and SFL Linus are presented net of their respective current accounts.

Related party leasing and service contracts
As at December 31, 2013, 20 of the Company's vessels leased to the Frontline Charterers and two of its offshore supply vessels leased to subsidiaries of Deep Sea are recorded as direct financing leases. Prior to December 31, 2010, the Company also fully consolidated Rig Finance II (see Note 16), which leased a jack-up drilling rig to a subsidiary of Seadrill under a direct financing lease. In addition, at December 31, 2013, four offshore supply vessels were leased to subsidiaries of Deep Sea and four drybulk carriers were leased to UFC under operating leases.

At December 31, 2013, the combined balance of net investments in direct financing leases with the Frontline Charterers and Deep Sea was $1,016.9 million (2012: $1,217.0 million) of which $45.1 million (2012: $50.8 million) represents short-term maturities.

At December 31, 2013, the net book value of assets leased under operating leases to Deep Sea and UFC was $212.9 million (2012: Deep Sea and the Frontline Charterers $131.5 million).

A summary of leasing revenues earned from the Frontline Charterers, Seadrill, Deep Sea and UFC is as follows:

(in millions of $)	2013	2012	2011
Operating lease income	24.0	20.7	21.9
Direct financing lease interest income	55.4	59.2	97.8
Finance lease service revenue	52.4	64.8	70.0
Direct financing lease repayments	47.4	52.8	199.5
Profit sharing revenues	0.8	52.2	0.5

In May 2013, the Company agreed to change the legal entity under the charters for five of the six vessels on charter to subsidiaries of Deep Sea Supply Plc. The new charterer is Deep Sea Supply Shipowning II B.V., a wholly-owned subsidiary of Deep Sea Supply BTG B.V., which is a joint venture owned 50% by Deep Sea Supply Plc. and 50% by BTG Pactual. The new charters became effective on May 31, 2013, and the main terms of the charters remain unchanged.

On December 30, 2011, amendments were made to the charter agreements with Frontline Shipping and Frontline Shipping II, which related to 28 vessels accounted for as direct financing leases. Four of those vessels were sold in 2012 and a further four were sold in 2013. In terms of the amending agreements, the Company received a compensation payment of $106 million and agreed to a $6,500 per day reduction in the time charter rate of each vessel for the period January 1, 2012, to December 31, 2015. Thereafter, the charter rates revert to the previously agreed daily amounts. The leases were amended to reflect the compensation payment received and the reduction in future minimum lease payments to be received.

Prior to December 31, 2011, Frontline Shipping and Frontline Shipping II paid the Company profit sharing of 20% of their earnings on a time-charter equivalent basis from their use of the Company's fleet above average threshold charter rates each fiscal year. The amendments to the charter agreements made on December 30, 2011, increased the profit sharing percentage to 25% for future earnings above those threshold levels. Of the $106 million compensation payment received, $50 million represents a non-refundable advance relating to the 25% profit sharing agreement. The Company earned and recognized profit sharing revenue under these arrangements in the year ended December 31, 2013, of $nil (2012: $nil; 2011: $0.5 million). As at December 31, 2013, there was $nil profit share accrued towards the reduction in the $50 million profit sharing advance, which must be reduced to nil before the Company can recognize future income under the 25% profit sharing agreement.

The amendments to the charter agreements additionally provide that for the four year period of the temporary reduction in charter rates, Frontline Shipping and Frontline Shipping II will pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day per vessel. In the year ended December 31, 2013, the Company earned and recognized no revenue under this arrangement (2012: $52.2 million; 2011: $nil), which is also reported under "Profit sharing revenues".

In the event that vessels on charter to the Frontline Charterers are agreed to be sold, the Company may either pay or receive compensation for the termination of the lease. In January 2013 the non-double VLCC Edinburgh was sold and its lease cancelled, with an agreed termination fee payable of $7.8 million. In February 2013, March 2013, November 2013 and November 2013, the Suezmax tanker Front Pride, the OBO Front Guider, the VLCC Golden Victory and the VLCC Front Champion were sold and their leases cancelled, with agreed termination fees receivable of $2.1 million, $11.7 million, $37.3 million and $30.4 million, respectively. Of the $67.7 million combined fees receivable for the two VLCCs sold in November 2013, $10.9 million was received in cash and $56.8 million was received in the form of loan notes receivable over the approximately eight remaining years of the cancelled leases. The initial face value of the notes received, on which interest at 7.25% is receivable, was $79.0 million and their initial fair value of $56.8 million was determined from analysis of projected cash flows, based on factors including the terms, provisions and other characteristics of the notes, default risk of the issuing entity, the fundamental financial and other characteristics of that entity, and the current economic environment and trading activity in the debt market. Subsequently, the notes are recorded at amortized cost (based on the fair value of the notes on the date of receipt) less adjustments for valuation losses. Any increase in estimated cash flows will be recorded as adjustments to the accredited yield. At December 31, 2013, no adjustments were made.

The charter agreements for the four drybulk carriers leased to UFC include profit sharing arrangements, whereby the Company earns a 50% share of profits earned by the vessels above threshold levels. In the year ended December 31, 2013, the Company earned and recognized $0.8 million under this arrangement (2012: $nil; 2011: $nil).

As at December 31, 2013, the Company was owed a total of $nil (2012: $51.8 million) by the Frontline Charterers in respect of leasing contracts and profit share.

At December 31, 2013, the Company was owed $10.0 million (2012: $0.8 million) by Frontline in respect of various short-term items, including the $7.6 million (2012: $nil) carrying value of the short-term portion of loan notes receivable and $0.5 million (2012: $nil) accrued interest on the loan notes. The Company also had a long-term loan of $48.8 million due from Frontline at December 31, 2013 (2012: $nil), being the carrying value of the long-term portion of loan notes receivable.

At December 31, 2013, the Company was owed $0.8 million (2012: $nil) by UFC in respect of profit share.

At December 31, 2013, the Company was owed $nil (2012: $1.3 million) by Deep Sea in respect of leasing contracts.

At December 31, 2013, the Company was owed $2.2 million by NADL in respect of pre-delivery loan charges relating to the harsh environment jack-up drilling rig delivered in February 2014 to the wholly-owned subsidiary SFL Linus, which is accounted for using the equity method (see Note 16). These charges are recoverable from NADL under the terms of the agreement to acquire the rig and lease it to them.

The vessels leased to the Frontline Charterers are on time charter terms and for each such vessel the Company pays a management fee of $6,500 per day to Frontline Management (Bermuda) Ltd. ("Frontline Management"), a wholly owned subsidiary of Frontline. An exception to this arrangement is for any vessel leased to the Frontline Charterers which is sub-chartered on a bareboat basis, for which there is no management fee payable for the duration of the bareboat sub-charter. In the year ended December 31, 2013, the Company also had seven container vessels, twelve drybulk carriers, two Suezmax tankers and two car carriers operating on time charter or in the spot market, for which the supervision of the technical management was sub-contracted to Frontline Management. In the year ended December 31, 2013, management fees payable to Frontline Management amounted to $54.2 million (2012: $65.9 million; 2011: $71.1 million).

In the year ended December 31, 2013, the Company had seven container vessels and twelve drybulk carriers operating on time charter, for which part of the operating management was sub-contracted to Golden Ocean. In the year ended December 31, 2013, management fees payable to Golden Ocean amounted to approximately $710,000 (2012: $534,000; 2011: $207,000). Management fees are classified as vessel operating expenses in the consolidated statements of operations.

The Company paid a commission of 1% to Frontline Management in respect of all payments received in respect of the five-year sales-type leases on the Suezmax tankers Glorycrown and Everbright. In 2013 was paid $0.1 million to Frontline Management pursuant to this arrangement (2012: $0.1 million; 2011: $0.1 million). This arrangement ended in September 2013, when the leases were terminated. Following these terminations, we have agreed to pay Frontline a management fee of 1.25% of chartering revenues plus $150 per day per vessel.

The Company also paid $0.4 million in 2013 (2012: $0.5 million, 2011: $0.5 million) to Frontline Management for the provision of management and administrative services.

The Company pays fees to Frontline Management for the management supervision of some of its newbuildings, which in 2013 amounted to $2.4 million (2012: $2.1 million, 2011: $3.1 million).

The Company paid $311,000 in 2013 (2012: $409,000; 2011: $503,000) to Frontline Management AS for the provision of office facilities in Oslo.

As at December 31, 2013, the Company owes Frontline Management and Frontline Management AS a combined total of $1.0 million (2012: $0.8 million) for various items, including newbuilding supervision fees, technical supervision fees and office costs.

The Company paid $160,000 in 2013 (2012: $195,000; 2011: $115,000) to Golar Management UK Limited, a subsidiary of Golar, for the provision of office facilities in London. At December 31, 2013, the Company owed Golar Management UK Limited $57,000 (2012: $50,000), which is included in amounts due to other related parties.

The Company paid $nil in 2013 (2012: $15,000; 2011: $40,000) to Seadrill Management (S) Pte Ltd, a subsidiary of Seadrill, for the provision of office facilities in Singapore.

In June 2011, the Company sold its wholly-owned subsidiary Rig Finance II to a subsidiary of Seadrill. The Company continued to provide a limited guarantee on the entity's loan facility until July 2013, and received guarantee commission from Seadrill. As at December 31, 2013, the Company was owed $0.3 million (2012: $0.3 million) by Seadrill in respect of guarantee commission.

Related party loans – associated companies
Ship Finance has entered into agreements with SFL West Polaris, SFL Deepwater, SFL Hercules and SFL Linus granting them loans of $145.0 million, $145.0 million (previously $290.0 million), $145.0 million and $195.0 million, respectively. The loans to SFL West Polaris, SFL Deepwater and SFL Hercules are fixed interest rate loans, and the loan to SFL Linus is interest free until the newbuilding jack-up drilling rig is delivered to that company, whereupon Ship Finance has the right to charge interest. These loans are repayable in full on July 11, 2023, October 1, 2023, October 1, 2023 and June 30, 2029, respectively, or earlier if the companies sell their drilling units. Ship Finance is entitled to take excess cash from these companies, and such amounts are recorded within their current accounts with Ship Finance. The loan agreements specify that the balance on the current accounts will have no interest applied and will be settled by offset against the eventual repayments of the fixed interest loans. In the year ended December 31, 2013, the Company received interest income on these loans of $6.5 million from SFL West Polaris (2012: $6.5 million; 2011: $6.5 million), $9.6 million from SFL Deepwater (2012: $13.1 million; 2011: $13.1 million) and $3.5 million from SFL Hercules (2012: $nil; 2011 $nil) totaling $19.6 million.

Related party purchases and sales of vessels – 2013
In July 2013, the Company announced the acquisition of the newbuilding harsh-environment jack-up drilling rig West Linus from a subsidiary of NADL, for a total acquisition cost of $600 million. The rig, which was delivered in February 2014, is to be leased back to NADL for a period in excess of 15 years, and NADL has been granted four purchase options at dates during and at the end of the charter period. Additionally, Ship Finance has an option to sell the rig back to NADL at the end of the charter period. The rig is owned by SFL Linus, a wholly-owned subsidiary of Ship Finance accounted for using the equity method - see Note 16 "Investment in Associated Companies".

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

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates and exchange rates. The Company has a portfolio of swaps which swap floating rate interest to fixed rate, and which also fix the Norwegian kroner to US dollar exchange rate applicable to the interest payable and principal repayment on the NOK bonds due 2014 and 2017. From a financial perspective these swaps hedge interest rate and exchange rate exposure. The counterparties to such contracts are Nordea Bank Finland Plc, ABN AMRO Bank N.V., BNP Paribas, NIBC Bank N.V., Scotiabank Europe Plc, Skandinaviska Enskilda Banken AB (publ), ING Bank N.V., Lloyds Banking Group Plc, Credit Agricole Corporate and Investment Bank, Danske Bank A/S and Swedbank AB (publ). Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote as the counterparties are all banks which have provided the Company with loans.

The following tables present the fair values of the Company's derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	2013	2012
Designated derivative instruments -short-term liabilities:
Interest rate swaps	2,279	—
Cross currency interest rate swaps	3,358	—
Non-designated derivative instruments -short-term liabilities:
Cross currency interest rate swaps	68	—
Total derivative instruments - short-term liabilities	5,705	—
Designated derivative instruments -long-term liabilities:
Interest rate swaps	44,006	84,044
Cross currency interest rate swaps	8,915	411
Non-designated derivative instruments -long-term liabilities:
Interest rate swaps	3,183	1,426
Cross currency interest rate swaps	386	—
Total derivative instruments - long-term liabilities	56,490	85,881

(in thousands of $)	2013	2012
Designated derivative instruments -long-term assets:
Interest rate swaps	6,565	4
Cross currency interest rate swaps	—	3,275
Non-designated derivative instruments -long-term assets:
Interest rate swaps	10,068	—
Cross currency interest rate swaps	—	132
Total derivative instruments - long-term assets	16,633	3,411

Interest rate risk management
The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. At December 31, 2013, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR or NIBOR, as summarized below. The summary includes all swap transactions, most of which are hedges against specific loans.

Notional Principal (in thousands of $)	Inception date	Maturity date	Fixed interest rate
$213,158 (reducing to $122,632)	March 2010	March 2015	1.96% - 2.22%
$36,972 (reducing to $24,794)	March 2008	August 2018	4.05% - 4.15%
$41,956 (reducing to $23,394)	April 2011	December 2018	2.13% - 2.80%
$62,535 (reducing to $34,044)	May 2011	January 2019	0.80% - 2.58%
$100,000 (remaining at $100,000)	August 2011	August 2021	2.50% - 2.93%
$76,136 (equivalent to NOK450 million)	October 2010	April 2014	5.32%	*
$174,789 (reducing to $153,804)	April 2006	May 2019	6.00%
$154,100(terminating at $79,733)	May 2012	August 2022	1.76% - 1.85%
$73,938 (reducing to $69,713)	September 2012	September 2014	4.85%
$105,436 (equivalent to NOK600 million)	October 2012	October 2017	5.92% - 6.23%	*
$48,767 (reducing to $32,142)	February 2013	December 2017	0.81% - 0.82%
$100,000 (remaining at $100,000)	March 2013	April 2023	1.85% - 1.97%

*
These swaps relate to the NOK500 million and NOK600 million unsecured bonds, and the fixed interest rates paid are exchanged for NIBOR plus the margin on the bonds. For the remaining swaps the fixed interest rate paid is exchanged for LIBOR, excluding margin on the underlying loans.

As at December 31, 2013, the total notional principal amount subject to such swap agreements was $1,188.0 million (2012: $1,033.0 million).

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

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities at December 31, 2013, and 2012, are as follows:

	2013	2013	2012	2012
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available for sale securities	76,925	76,925	55,661	55,661
Floating rate NOK bonds due 2014	71,854	72,032	78,505	78,891
Floating rate NOK bonds due 2017	92,483	93,752	107,910	106,902
8.5% Senior Notes due 2013	—	—	247,766	248,542
3.75% unsecured convertible bonds due 2016	125,000	130,589	125,000	118,513
3.25% unsecured convertible bonds due 2018	350,000	359,307	—	—
Derivatives:
Interest rate/ currency swap contracts – long-term receivables	16,633	16,633	3,411	3,411
Interest rate/ currency swap contracts – short-term payables	5,705	5,705	—	—
Interest rate/ currency swap contracts – long-term payables	56,490	56,490	85,881	85,881

The above short-term payables relating to interest rate/ currency swap contracts at December 31, 2013, include $0.1 million which relates to non-designated swap contracts (2012: $nil), with the balance relating to designated hedges. The above long-term payables relating to interest rate/ currency swap contracts at December 31, 2013, include $3.6 million which relates to non-designated swap contracts (2012: $1.4 million), with the balance relating to designated hedges. The above long-term receivables relating to interest rate/ currency swap contracts at December 31, 2013, include $10.1 million which relates to non-designated swap contracts (2012: $0.1 million), with the balance relating to designated hedges.

In accordance with the accounting policy relating to interest rate and currency swaps (see Note 2 "Accounting Policies: Derivatives – Interest rate and currency swaps"), where the Company has designated the swap as a hedge, and to the extent that the hedge is effective, changes in the fair values of interest rate swaps are recognized in other comprehensive income. Changes in the fair value of other swaps and the ineffective portion of swaps designated as hedges are recognized in the consolidated statement of operations.

The above fair values of financial assets and liabilities as at December 31, 2013, are measured as follows:

		Fair value measurements using
	Total fair value as at December 31, 2013	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)		(Level 1)	(Level 2)	(Level 3)
Assets:
Available for sale securities	76,925	56,379		20,546
Interest rate/ currency swap contracts - long-term receivables	16,633		16,633
Total assets	93,558	56,379	16,633	20,546
Liabilities:
Floating rate NOK bonds due 2014	72,032	72,032
Floating rate NOK bonds due 2017	93,752	93,752
3.75% unsecured convertible bonds due 2016	130,589	130,589
3.25% unsecured convertible bonds due 2018	359,307	359,307
Interest rate/ currency swap contracts – short-term payables	5,705		5,705
Interest rate/ currency swap contracts – long-term payables	56,490		56,490
Total liabilities	717,875	655,680	62,195	—

The above fair values of financial assets and liabilities as at December 31, 2012, were measured as follows:

		Fair value measurements using
	Total fair value as at December 31, 2012	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)		(Level 1)	(Level 2)	(Level 3)
Assets:
Available for sale securities	55,661	37,882		17,779
Interest rate/ currency swap contracts – long-term receivables	3,411		3,411
Total assets	59,072	37,882	3,411	17,779
Liabilities:
Floating rate NOK bonds due 2014	78,891	78,891
Floating rate NOK bonds due 2017	106,902	106,902
8.5% Senior Notes due 2013	248,542	248,542
3.75% unsecured convertible bonds due 2016	118,513	118,513
Interest rate/ currency swap contracts – long-term payables	85,881		85,881
Total liabilities	638,729	552,848	85,881	—

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

Listed available for sale securities are recorded at fair value, being their market value as at the balance sheet date. The fair value of unlisted available for sale securities, which at December 31, 2013, comprise unlisted second lien loan notes, is a Level 3 input and is determined from analysis of projected cash flows, based on factors including the terms, provisions and other characteristics of the notes, credit ratings and default risk of the issuing entity, the fundamental financial and other characteristics of that entity, and the current economic environment and trading activity in the debt market. The following table shows the changes in the fair values of the asset with Level 3 valuation during the year ended December 31, 2013:

(in thousands of $)	Unlisted Available for Sale Securities
Fair values - Level 3 inputs:
Balance as at December 31, 2012	17,779
Interest income, receivable in form of unlisted second lien loan notes - see (a) below	2,767
Balance as at December 31, 2013	20,546

(a) The interest income of $2.8 million is recognized in the Consolidated Statement of Operations under "Interest income - other".
There were no changes to any of the above valuations during the year ended December 31, 2013, no related realized or unrealized gains or losses recognized in "Other Comprehensive Income" and no transfers of items between Level 3 and other valuation levels.

The estimated fair values for the 8.5% fixed rate Senior Notes, the floating rate NOK bonds due 2014 and 2017, and the 3.75% and 3.25% unsecured convertible bonds are based on the quoted market prices as at the balance sheet date.

The fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR/NIBOR interest rates as at the balance sheet date.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Skandinaviska Enskilda Banken, ABN AMRO, Danske Bank, Nordea, DNB and Credit Agricole Corporate and Investment Bank. However, the Company believes this risk is remote.

Since the Company was spun-off from Frontline in 2004, Frontline has accounted for a significant proportion of our operating revenues. In the year ended December 31, 2013, Frontline accounted for 38% of our operating revenues (2012: 54%, 2011: 56%). There is thus a concentration of revenue risk with Frontline.

25.	COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

2013
Book value of assets pledged under ship mortgages (see Note 19)	$1,994 million

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

SFL Deepwater, SFL West Polaris, SFL Hercules and SFL Linus are wholly-owned subsidiaries of the Company, which are accounted for using the equity method. Accordingly, their assets and liabilities are not consolidated in the Company's Consolidated Balance Sheets, but are presented on a net basis under "Investment in associated companies" - see Note 16. As at December 31, 2013, their combined borrowings amounted to $1,131.6 million and the Company guaranteed $280.0 million of this debt. Although it had no borrowings as at December 31, 2013, in February 2014 SFL Linus took delivery of its newbuilding drilling rig and made drawings against its $475 million loan facility, which is fully guaranteed by the Company until the rig commences a sub-charter, which is scheduled to commence during the second quarter of 2014. Thereafter, the Company will guarantee $90.0 million of the debt.

The Company provided a guarantee for the senior secured loan financing relating to the container vessel chartered-in by Corte Real, which is a wholly-owned subsidiary accounted for using the equity method (see Note 16). At December 31, 2013, the outstanding balance on the loan, which is secured by a first priority mortgage on the vessel, was $48.1 million. This guarantee was cancelled in March 2014, when the charter relating to the vessel was terminated.

At December 31, 2013, the Company had contractual commitments under newbuilding contracts totaling $794.8 million (2012: $189.6 million). This includes $405.0 million in respect of the harsh environment jack-up drilling rig, which will be owned by a wholly-owned subsidiary accounted for using the equity method. There are no other contractual commitments at December 31, 2013.

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

The Company's consolidated financial statements include nine variable interest entities, all of which are wholly-owned subsidiaries. These subsidiaries own vessels with existing charters during which related and third parties have fixed price options to purchase the respective vessels, at dates varying from September 2014 to January 2020. It has been determined that the Company is the primary beneficiary of these entities, as none of the purchase options are deemed to be at bargain prices and none of the charters include sales options.

At December 31, 2013, the vessels of two of these entities are accounted for as direct financing leases with a combined carrying value of $74.0 million, unearned lease income of $21.0 million and estimated residual values of $21.7 million. The outstanding loan balances in these two entities total $39.1 million, of which the short-term portion is $6.4 million.

The other seven fully consolidated variable interest entities each own vessels which are accounted for as operating lease assets, with a total net book value at December 31, 2013, of $273.5 million. The outstanding loan balances in these entities total $147.1 million, of which the short-term portion is $86.5 million.

27.	SUBSEQUENT EVENTS

In January 2014, the arrangements whereby the equity accounted subsidiary Bluelot chartered-in a 13,800 TEU container vessel and chartered it out to CMA CGM were terminated when CMA CGM exercised its option to purchase the vessel-owning entity.

In February 2014, the newbuilding contract for a 4,800 TEU container vessel was cancelled due to excessive delays in delivery. The corresponding loan was repaid in full. The installments already paid to the shipyard have been fully reimbursed, and interest thereon will also be received.

In February 2014, the harsh environment jack-up drilling rig West Linus was delivered from the shipyard to the equity accounted subsidiary SFL Linus, whereupon it commenced its bareboat charter in excess of 15 years to North Atlantic Linus Charterer Ltd., fully guaranteed by NADL. Ship Finance has repaid in full the $70 million pre-delivery loan facility and SFL Linus has drawn down against its $475 million loan facility.

On February 27, 2014, the Board of Ship Finance declared a dividend of $0.40 per share to be paid in cash on or about March 28, 2014.

In March 2014, the Company announced the settlement of a claim relating to four Handysize drybulk carriers, which were re-delivered in 2012 before the final maturity of their charters. A significant portion of the settlement amount has already been received in cash, with the remaining amount to be paid in installments over the last three quarters of 2014. The Company expects to record a gain of approximately $25 million relating to the settlement.

In March 2014, the arrangements whereby the equity accounted subsidiary Corte Real chartered-in a 13,800 TEU container vessel and chartered it out to CMA CGM were terminated when CMA CGM exercised its option to purchase the vessel-owning entity.

In March 2014, charters were agreed for two 8,700 TEU newbuilding container vessels with scheduled delivery in 2014 for a period of seven years from delivery to a major container line. Subject to certain conditions, the other two newbuilding 8,700 TEU container vessels may be chartered out on similar terms.

In March 2014, the Company announced the acquisition of seven 4,100 TEU container vessels in combination with long-term charters. One of the vessels was delivered to us in March 2014, and the remaining six vessels are scheduled for delivery before the end of June 2014.

In March 2014, the Company announced the acquisition of two 5,800 TEU container vessels in combination with long-term charters. The vessels were delivered to us in March 2014.

In March 2014, the Company issued NOK900 million five-year senior unsecured bonds, equivalent to approximately $150 million. The bonds bear interest at NIBOR plus a margin, and the Company has swapped all payments of interest and principal to U.S. dollars at a fixed interest and exchange rate. The proceeds of the bond issue will be used to refinance existing debt and for general corporate purposes.

SFL Deepwater Ltd.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
SFL Deepwater Ltd.

We have audited the accompanying financial statements of SFL Deepwater Ltd. (the “Company”), which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of operations and comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 2013, and the related notes to the financial statements.

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

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.
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
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFL Deepwater Ltd. at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

/S/ MSPC
Certified Public Accountants and Advisors
A Professional Corporation
New York, New York
March 28, 2014

SFL Deepwater Ltd.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
for the years ended December 31, 2013, 2012 and 2011
(in thousands of $)

	2013	2012	2011
Operating revenues
Direct financing lease interest income - related parties	33,009	40,506	44,597
Total operating revenues	33,009	40,506	44,597
Operating expenses
Administration expenses	18	12	2
Total operating expenses	18	12	2
Net operating income	32,991	40,494	44,595
Non-operating income / (expense)
Interest income	—	—	1
Interest expense - related party, parent company	(6,525)	(6,525)	(6,525)
Interest expense - other	(14,306)	(19,483)	(21,958)
Other financial items, net	(30)	(46)	(38)
Income from continuing operations	12,130	14,440	16,075
Income from discontinued operations	5,617	13,803	15,786
Net income	17,747	28,243	31,861
Other comprehensive income:
Fair value adjustment to hedging financial instruments	5,177	7,456	3,737
Total comprehensive income	22,924	35,699	35,598

The accompanying notes are an integral part of these financial statements.

SFL Deepwater Ltd.

BALANCE SHEETS
as of December 31, 2013 and 2012
(in thousands of $)

	2013	2012
ASSETS
Current assets
Due from related parties	9,249	16,170
Investment in direct financing leases, current portion	85,732	129,220
Total current assets	94,981	145,390
Long-term assets
Investment in direct financing leases, long-term portion	428,796	991,052
Deferred charges	3,959	3,338
Total assets	527,736	1,139,780
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt - other	80,000	821,875
Deferred revenue	4,414	5,664
Accrued expenses	826	1,173
Total current liabilities	85,240	828,712
Long-term liabilities
Long-term debt - related party, parent company	115,221	154,873
Long-term debt - other	303,333	—
Financial instruments (long-term)	—	5,177
Total liabilities	503,794	988,762
Commitments and contingent liabilities	—	—
Stockholders' equity
Share capital	—	—
Accumulated other comprehensive loss	—	(5,177)
Retained earnings	23,942	156,195
Total stockholders' equity	23,942	151,018
Total liabilities and stockholders' equity	527,736	1,139,780

The accompanying notes are an integral part of these financial statements.

SFL Deepwater Ltd.

STATEMENTS OF CASH FLOWS
for the years ended December 31, 2013, 2012 and 2011
(in thousands of $)

	2013	2012	2011
Operating activities
Net income	17,747	28,243	31,861
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of deferred charges	3,497	3,953	3,943
Changes in operating assets and liabilities:
Amounts due from/to other related parties	6,921	(263)	4,347
Deferred revenue	(1,251)	—	(772)
Accrued expenses	(347)	(170)	(239)
Net cash provided by operating activities	26,567	31,763	39,140
Investing activities
Repayments from investments in direct financing leases	101,889	119,969	155,973
Proceeds from sale of drilling rig	503,855	—	—
Net cash provided by investing activities	605,744	119,969	155,973
Financing activities
Cash dividend paid	(150,000)	—	—
Long term loan repaid to related party, parent company	(39,652)	(34,690)	(34,616)
Proceeds from long-term debt - other	390,000	—	—
Repayments of long-term debt - other	(828,542)	(117,042)	(160,500)
Debt fees paid	(4,117)	—	—
Net cash used in financing activities	(632,311)	(151,732)	(195,116)
Net change in cash and cash equivalents	—	—	(3)
Cash and cash equivalents at start of the year	—	—	3
Cash and cash equivalents at end of the year	—	—	—
Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	25,182	37,367	40,943

The accompanying notes are an integral part of these consolidated financial statements.

SFL Deepwater Ltd.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2013, 2012 and 2011
(in thousands of $, except number of shares)

	2013	2012	2011
Number of shares outstanding
At beginning of year	100	100	100
Shares issued in year	—	—	—
At end of year	100	100	100
Share capital
At beginning of year	—	—	—
Shares issued in year	—	—	—
At end of year	—	—	—
Accumulated other comprehensive loss
At beginning of year	(5,177)	(12,633)	(16,370)
Other comprehensive gain / (loss) in year	5,177	7,456	3,737
At end of year	—	(5,177)	(12,633)
Retained earnings
At beginning of year	156,195	127,952	96,091
Net income in year	17,747	28,243	31,861
Cash dividend paid	(150,000)	—	—
At end of year	23,942	156,195	127,952
Total Stockholders' Equity	23,942	151,018	115,319

The accompanying notes are an integral part of these financial statements.

SFL Deepwater Ltd.
Notes to the Financial Statements

1.	GENERAL

SFL Deepwater Ltd. (the "Company") was incorporated in Bermuda on July 11, 2008, as a wholly-owned subsidiary of Ship Finance International Limited ("Ship Finance") for the purpose of acquiring and leasing certain assets. In November 2008, the Company acquired two ultra-deepwater semi-submersible drilling rigs from subsidiaries of Seadrill Limited ("Seadrill"), a related company. The rigs were chartered to Seadrill Deepwater Charterer Ltd. ("Seadrill Deepwater") and Seadrill Offshore AS ("Seadrill Offshore"), both subsidiaries of Seadrill and together referred to as the Seadrill Charterers. In June 2013, the drilling rig chartered to Seadrill Offshore was sold to SFL Hercules Ltd. ("SFL Hercules"), a wholly-owned subsidiary of Ship Finance.

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

Revenue and expense recognition
Revenues and expenses are recognized on the accrual basis. Revenues are generated from charter hire and direct financing lease interest income. If charter hire is received or invoiced for a period extending beyond the end of the accounting period, then that portion of the charter hire relating to a future accounting period is recorded as deferred revenue.

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

Impairment of long-lived assets
The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value.  The review of the carrying value of long-lived assets at December 31, 2013, indicated that none of the Company's asset values are impaired.

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

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-11 "Disclosures about Offsetting Assets and Liabilities" in order to standardize the disclosure requirements under US GAAP and IFRS relating to both instruments and transactions eligible for offset in financial statements. In January 2013, the FASB issued ASU 2013-01 "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities", in order to clarify the scope of ASU 2011-11. Both ASU 2011-11 and ASU 2013-01 are applicable for annual reporting periods beginning on or after January 1, 2013. Their adoption did not have a material impact on the Company's disclosures.

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

In February 2013, the FASB issued ASU 2013-02 "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" in order to improve the reporting of reclassifications. ASU 2013-02 requires an entity to disclose by detailed component those significant items which are reclassified in their entirety, and to provided cross-referencing to other disclosures for other items. ASU 2013-02 is applicable for annual reporting periods beginning after December 15, 2012. Its adoption did not have a material impact on the Company's disclosures.

In February 2013, the FASB issued ASU 2013-04 "Obligations Resulting from Joint and Several Liability Arrangements for which the Total Amount of the Obligation is Fixed at the Reporting Date". ASU 2013-04 requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of (a) the amount the entity agreed to pay on the basis of its arrangement among its co-obligors, and (b) any additional amount the entity expects to pay on behalf of its co-obligors. ASU 2013-04 is applicable to fiscal years, and interim periods within those years, beginning after December 15, 2013. Its adoption is not expected to have a material impact on the Company's disclosures.

In April 2013, the FASB issued ASU 2013-10 "Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes". ASU 2013-10 permits the use of the Fed Funds Effective Swap Rate as a benchmark for hedge accounting purposes, and is effective for hedging transactions entered into on or after July 17, 2013. The variable interest rates on U.S. dollar loans and any related hedging arrangements entered into by the Company and its subsidiaries have to date all referenced the London Interbank Offered Rate ("LIBOR"). Accordingly, ASU 2013-10 has not had, and is not expected to have, a material impact on the Company's disclosures or consolidated financial position, results of operations and cash flows.

In December 2013, the FASB issued ASU 2013-12 "Definition of a Public Business Entity" in order to establish a single definition for use throughout the ASC. Entities which are not Public Business Entities may qualify in some instances for alternative financial accounting and reporting guidance under US GAAP. ASU 2013-12 aims to minimize the inconsistency and complexity which can result from having multiple definitions of public and non-public entities, as well as a diversity in practice in interpreting the definitions. The new single definition of Public Business Entity will be used in future ASUs, and will be effective as and when they are implemented. It is not expected that ASU 2013-12 will have a material impact on the Company's disclosures or consolidated financial position, results of operations and cash flows.

4.	SEGMENT INFORMATION

The Company has only one reportable segment.

5.	DISCONTINUED OPERATIONS

In November 2008, the Company acquired two drilling rigs, West Taurus and West Hercules, which were then leased to the Seadrill Charterers. In June 2013, West Hercules was sold to SFL Hercules, a wholly-owned subsidiary of Ship Finance. As each of the two rigs has its own lease agreement and its own portion of loan financing, the cash flows of the two rigs are substantially independent of each other. West Hercules is thus a clearly distinguishable component of the Company, which has been disposed of. Accordingly, as required by ASC 205-20 "Discontinued Operations", the Company has recorded the results of West Hercules as discontinued operations.

Information relating to West Hercules is reflected in the financial statements as follows:

-    Balance sheet: As a result of the sale of West Hercules, the balance sheet at December 31, 2013, does not include any assets and liabilities relating West Hercules.

-    Statements of cash flows: Cash flows relating to West Hercules prior to its sale have been included and are not separately reported in the statements of cash flows. The statement of cash flows for the year ended December 31, 2013, includes cash flows arising from the sale of West Hercules.

-    Statements of operations and comprehensive income: The net income arising from the operation of West Hercules prior to its sale in June 2013 has been classified as net income from discontinued operations. There was no gain or loss on the sale, and the operating revenues and other components of net income are presented in the following table:

	2013	2012	2011
Operating revenues - direct financing lease interest income, related parties	13,136	29,002	31,989
Operating expenses - administration expenses	(18)	(11)	(1)
Net operating income	13,118	28,991	31,988
Non-operating expenses
Interest expense - related party, parent company	(3,063)	(6,525)	(6,525)
Interest expense - other	(4,438)	(8,617)	(9,639)
Other financial items, net	—	(46)	(38)
Income from discontinued operations	5,617	13,803	15,786

6.	TAXATION

Bermuda
Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains.

United States
The Company does not accrue U.S. income taxes as the Company is incorporated in Bermuda and is not engaged in any U.S. trade or business.

7.	DIRECT FINANCING LEASE INTEREST INCOME

The charter relating to the Company's drilling rig contains interest adjustments clauses, whereby the charter rates are adjusted to reflect the difference between the actual interest rate and a pre-agreed base interest rate calculated on a deemed outstanding loan for the relevant asset on charter. The Company's accounting policy is to adjust lease income to reflect such interest rate adjustments.

Interest rate adjustments reduced direct financing lease interest income by $11.6 million in the year ended December 31, 2013 (2012: $10.1 million, 2011: $11.6 million).

8.	INVESTMENTS IN DIRECT FINANCING LEASES

The Company's assets primarily consist of one drilling rig, West Taurus, which is chartered on a long term, fixed rate charter to Seadrill Deepwater, a subsidiary of Seadrill, a related party. The charter extends until 2023 and provides the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, at the end of the charter the charterer has a non-cancellable obligation to purchase the rig from the Company at a specified fixed price. Prior to its sale in June 2013, the Company owned another such drilling rig, West Hercules, chartered to Seadrill Offshore.

The following lists the components of the investment in the direct financing lease for West Taurus as of December 31, 2013, and the investments in the direct financing leases for West Taurus and West Hercules as of December 31, 2012. It is presumed that the charterers do not exercise any call options prior to the scheduled end of the charters:

(in thousands of $)	2013	2012
Total minimum lease payments to be received	763,018	1,698,108
Less: unearned income	(248,490)	(577,836)
Total investment in direct financing leases	514,528	1,120,272

Current portion	85,732	129,220
Long-term portion	428,796	991,052
	514,528	1,120,272

The minimum future gross revenues to be received under the Company's non-cancellable direct financing lease as of December 31, 2013, are as follows, presuming that Seadrill Deepwater does not exercise any call options prior to the scheduled end of the charter:

(in thousands of $) Year ending December 31
2014	123,917
2015	67,903
2016	60,390
2017	57,818
2018	57,487
Thereafter	395,503
Total minimum lease revenues	763,018

9.	LONG-TERM DEBT

(in thousands of $)	2013	2012
Long-term debt - related party, parent company:
U.S. dollar denominated fixed rate debt due 2023	145,000	290,000
Less: amounts due on current account from parent company	(29,779)	(135,127)
	115,221	154,873
Long-term debt - other:
U.S. dollar denominated floating rate debt (LIBOR plus margin) due through 2018	383,333	821,875
Less: current portion of long-term debt	(80,000)	(821,875)
	303,333	—

$145 million loan from parent company
In 2010, the Company entered into agreement with Ship Finance whereby the latter granted the Company a loan of $290 million bearing interest at a fixed rate of 4.5% per annum. The loan is subordinated to the Company's secured term loan facility, and is repayable in full on the earlier of October 1, 2023, or the date of sale of the Company's drilling rigs. In June 2013, the Company sold one of its drilling rigs and repaid a $145 million portion of the loan relating to that rig. The loan agreement now relates to the remaining rig and is for $145 million. Ship Finance is entitled to take excess cash from the Company from time to time, and such amounts are recorded within the current account between the Company and Ship Finance. The loan agreement specifies that the balance on the current account will have no interest rate applied and will be settled by offset against the repayment of the long-term debt.

$390 million secured term loan facility
In October 2013, the Company entered into a $390.0 million secured term loan and revolving credit facility with a syndicate of banks. The facility was drawn in November 2013, and the proceeds were used to refinance the outstanding balance under a $1.4 billion facility, which had been established in 2008 to partly fund the acquisition of West Taurus and West Hercules, and for general corporate purposes. In June 2013, West Hercules was sold and the new $390 million facility relates solely to the remaining drilling rig West Taurus. The new facility bears interest at LIBOR plus a margin and has a term of five years. The facility is secured against the Company's assets and a $90 million guarantee from Ship Finance, reducing by $5 million on each anniversary of the drawdown date. The facility contains a minimum value covenant and covenants which require Ship Finance to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also includes certain financial covenants on Seadrill. As of December 31, 2013, the Company, Ship Finance and Seadrill are in compliance with all of the covenants relating to the facility.

The outstanding debt on this loan facility as of December 31, 2013, is repayable as follows:

(in thousands of $) Year ending December 31
2014	80,000
2015	32,222
2016	22,667
2017	22,667
2018	225,777
Thereafter	—
Total debt	383,333

The weighted average interest rate for floating rate debt denominated in U.S. dollars was 2.75% as at December 31, 2013 (2012: 2.72%). These rates take into consideration the effect of interest rate swaps accounted for as hedges. At December 31, 2013, the three month dollar LIBOR rate was 0.246% (2012: 0.306%).

10.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:
	2013	2012
100 common shares of $1.00 par value each	$100	$100

Issued and fully paid share capital is as follows:
	2013	2012
100 common shares of $1.00 par value each	$100	$100

The Company was incorporated on July 11, 2008 and is a wholly-owned subsidiary of Ship Finance International Limited, a company incorporated in Bermuda and publicly listed on the New York Stock Exchange (ticker: SFL).

11.	RELATED PARTY TRANSACTIONS

Hemen Holding Ltd., a Cyprus company, and Farahead Investment Inc., a Liberian company, together at December 31, 2013, are the principal shareholders of Ship Finance, the Company's parent.  Hemen Holding Ltd. and Farahead Investment Inc. (hereafter jointly referred to as "Hemen") are both indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. The Company's drilling rig West Taurus is leased to a subsidiary of Seadrill, in which Hemen also has a significant interest. The drilling rig West Hercules, which the Company sold in June 2013, is also leased to a subsidiary of Seadrill.

In November 2008, the Company acquired the two drilling rigs, West Taurus and West Hercules, for $1,690 million from subsidiaries of Seadrill. The rigs were chartered back to the Seadrill Charterers, which are subsidiaries of Seadrill, for periods of 15 years, fully guaranteed by Seadrill.  Seadrill Offshore was granted fixed price purchase options after three, six, eight, 10 and 12 years in the case of West Hercules. Seadrill Deepwater was granted fixed price purchase options after six, eight, 10 and 12 years in the case of West Taurus.  In addition, the Seadrill Charterers have non-cancellable obligations to purchase the rigs from the Company after 15 years, at the expiry of the relevant charters.

In June 2013, the Company sold the drilling rig West Hercules to SFL Hercules, a wholly-owned subsidiary of Ship Finance. The $503.8 million selling price of the rig was equal to its carrying value at the date of sale.

The Balance Sheets include the following amounts due from and to related parties:

(in thousands of $)	2013	2012
Amounts due from related parties
Lease payments due from the Seadrill Charterers	9,249	16,170

Long term - related party, parent company (see Note 9)
Fixed rate debt due to Ship Finance in 2023	145,000	290,000
Less: amounts due on current account from Ship Finance	(29,779)	(135,127)
	115,221	154,873

At December 31, 2013, the balance of the net investment in the direct financing lease with Seadrill Deepwater was $514.5 million, of which $85.7 million represents short-term maturities. At December 31, 2012, the balance of the net investments in the direct financing leases with Seadrill Deepwater and Seadrill Offshore was $1,120.3 million, of which $129.2 million represented short-term maturities.

In the year ended December 31, 2013, direct financing lease interest income of $46.1 million was received from Seadrill Deepwater and Seadrill Offshore (2012: $69.5 million; 2011: $76.6 million). Of this, $33.0 million was received from Seadrill Deepwater relating to continuing operations (2012: $40.5 million; 2011: $44.6 million).

In the year ended December 31, 2013, interest expense of $9.6 million was paid to Ship Finance (2012: $13.1 million; 2011: $13.1 million). Of this, $6.5 million related to continuing operations (2012: $6.5 million; 2011: $6.5 million).

12.	FINANCIAL INSTRUMENTS

Interest rate risk management
The charter agreements for the rigs include interest adjustment clauses, whereby the daily charter rate is adjusted to reflect the difference between the actual interest rate and a pre-agreed base interest rate calculated on a deemed outstanding loan for the relevant asset on charter. On the instruction of the Seadrill Charterers, the Company entered into interest rate swaps which swapped floating rate interest to fixed rate. These swaps matured in August 2013, and as at December 31, 2013, the Company has not subsequently entered into any further swaps.

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

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities at December 31, 2013 and 2012 are as follows:

	2013	2013	2012	2012
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Derivatives:
Interest rate swap contracts – long-term payables	—	—	5,177	5,177

The fair value of the above financial liabilities at December 31, 2012, was measured as follows:

		Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)	December 31, 2012	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Interest rate swap contracts – long-term payables	5,177		5,177
Total liabilities	5,177	—	5,177	—

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

The fair value of interest rate swaps as at December 31, 2012, was calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR interest rates as at that date.

Concentrations of risk
The Company's operating revenue consists entirely of lease income derived from the charter of its drilling rig to Seadrill Deepwater, a subsidiary of Seadrill. There is thus a concentration of revenue risk with Seadrill.

13.	COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

2013
Book value of assets pledged under ship mortgages (see Note 8)	$515 million

14.	SUBSEQUENT EVENTS

The Company has reviewed events up to and including March 28, 2014, the date on which these financial statements were available to be issued. There are no subsequent events to report.