Form 20-F
period 2014-12-31
Ship Finance International LTD
filed 2015-04-09
CIK 1289877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2014

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

93,404,000 Common Shares, $1.00 Par Value

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

Ship Finance International Limited, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance.  The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "will", "may", "should", "expect" and similar expressions identify forward-looking statements. The Company assumes no obligation to update or revise any forward-looking statements. Forward-looking statements in this annual report on Form 20-F and written or oral forward-looking statements attributable to the Company or its representatives after the date of this Form 20-F are qualified in their entirety by the cautionary statement contained in this paragraph and in other reports hereafter filed by the Company with the Securities and Exchange Commission, or the SEC.

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies;

•	fluctuations in currencies and interest rates;

•	general market conditions including fluctuations in charterhire rates and vessel values;

•	changes in demand in the markets in which we operate;

•	changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries', or OPEC's, petroleum production levels and worldwide oil consumption and storage;

•	developments regarding the technologies relating to oil exploration;

•	changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods;

•	increased inspection procedures and more restrictive import and export controls;

•	changes in our operating expenses, including bunker prices, drydocking and insurance costs;

•	performance of our charterers and other counterparties with whom we deal;

•	timely delivery of vessels under construction within the contracted price;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events; and

•	other important factors described from time to time in the reports filed by the Company with the SEC.

ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.	KEY INFORMATION

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

A. SELECTED FINANCIAL DATA

Our selected income statement and cash flow statement data with respect to the fiscal years ended December 31, 2014, 2013 and 2012 and our selected balance sheet data with respect to the fiscal years ended December 31, 2014 and 2013 have been derived from our consolidated financial statements included in Item 18 of this annual report, prepared in accordance with accounting principles generally accepted in the United States, which we refer to as US GAAP.

The selected income statement and cash flow statement data for the fiscal years ended December 31, 2011 and 2010 and the selected balance sheet data for the fiscal years ended December 31, 2012, 2011 and 2010 have been derived from our consolidated financial statements not included herein.  The following table should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and our consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31
	2014	2013	2012	2011	2010
	(in thousands of dollars except common share and per share data)
Income Statement Data:
Total operating revenues	327,487	270,860	319,692	295,114	308,060
Net operating income	145,146	117,366	207,620	162,705	211,845
Net income	122,815	89,206	185,836	131,175	165,712
Earnings per share, basic	$1.32	$1.00	$2.31	$1.66	$2.10
Earnings per share, diluted	$1.24	$0.99	$2.22	$1.62	$2.09
Dividends declared	152,152	109,114	152,009	122,644	106,028
Dividends declared per share	$1.63	$1.17	$1.86	$1.55	$1.34

	Year Ended December 31
	2014	2013	2012	2011	2010
	(in thousands of dollars except common share and per share data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	50,818	58,641	60,542	94,915	86,967
Vessels and equipment, net (including newbuildings)	1,464,700	1,215,624	1,110,301	1,020,580	786,112
Investment in direct financing and sales-type leases (including current portion)	746,531	903,408	1,143,859	1,220,060	1,455,281
Investment in associated companies (including loans)	399,488	571,702	454,775	444,022	489,976
Total assets	3,041,554	3,045,983	2,973,089	2,896,128	2,882,361
Short and long term debt (including current portion)	1,732,459	1,736,879	1,831,200	1,910,464	1,922,854
Share capital	93,404	93,260	85,225	79,125	79,125
Stockholders' equity	1,153,492	1,191,933	994,768	857,091	828,920
Common shares outstanding	93,404,000	93,260,000	85,225,000	79,125,000	79,125,000
Weighted average common shares outstanding	93,330,622	89,508,233	80,594,399	79,125,000	79,056,183

Cash Flow Data:
Cash provided by operating activities	132,401	140,124	86,570	163,661	153,771
Cash provided by (used in) investing activities	(21,940)	(73,982)	34,309	(5,862)	76,977
Cash used in financing activities	(118,284)	(68,043)	(155,252)	(149,851)	(227,967)

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D. RISK FACTORS

Our assets are primarily engaged in transporting crude oil and oil products, drybulk and containerized cargos, and in offshore drilling and related activities. The following summarizes the risks that may materially affect our business, financial condition or results of operations.  Unless otherwise indicated in this annual report on Form 20-F, all information concerning our business and our assets is as of April 9, 2015.

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

Global financial markets and economic conditions have been, and continue to be, volatile. The amount of available capital from commercial lenders remains below levels seen before the global financial crisis. There has been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been and may continue to be negatively affected by this decline.
Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the availability and cost of obtaining money from the credit markets has become more difficult as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
The uncertainty surrounding the future of the credit markets in the United States, Europe and the rest of the world has resulted in reduced access to credit worldwide. As of December 31, 2014, we had total outstanding indebtedness of $2.8 billion under our various credit facilities and bond loans, including our equity-accounted subsidiaries.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In September 2012, the European Council established a permanent stability mechanism, the European Stability Mechanism, or the ESM, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for drybulk and containerized cargoes, and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

Volatile economic conditions throughout the world could have an adverse impact on our operations and financial results.

The world economy continues to face a number of challenges, including turmoil and hostilities in the Middle East, North Africa and other geographic areas and continuing economic weakness in the European Union. There has historically been a strong link between development of the world economy and demand for energy, including oil and gas, and other materials and finished products transported on our vessels. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. We cannot predict how long the current market conditions will last. However, recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values for some of our asset classes, have had a negative effect on our results of operations, financial condition and cash flows, have caused the price of our common shares to decline and could cause the price of our common shares to decline further.

The European Union continues to experience relatively slow growth and exhibits weak economic trends. Over the past six years, the credit markets in Europe have experienced significant contraction, de-leveraging and reduced liquidity. While credit conditions are beginning to stabilize, global financial markets have been, and continue to be, disrupted and volatile.
The continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2014, is estimated to be around 7.4%, down from the growth rate for the year ended December 31, 2013, and remaining below pre-2008 levels. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. In addition, the charters we enter into with Chinese customers, including existing charters with Chinese customers, may be subject to new regulations in China which may require us to incur new or additional compliance or other administrative costs, and may require us to pay new taxes or other fees to the Chinese government. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

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

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our tankers and other vessels operate, and the country or countries in which such vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast and bilge water management. These regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or the OPA, requirements of the U.S. Coast Guard and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002, and regulations of the International Maritime Organization, or IMO, including the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention for the Prevention of Pollution from Ships of 1973, or MARPOL, including the designation thereunder of Emission Control Areas, or ECAs, the International Convention on Civil Liability for Oil Pollution Damage of 1969, or CLC, and the International Convention on Load Lines of 1966.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide has decreased in recent years, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks.  If these piracy attacks occur in regions in which our vessels are deployed that are characterized by insurers as "war risk" zones or by the Joint War Committee as "war and strikes" listed areas, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cashflows to our customers, which could impair their ability to make payments to us under our charters.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common shares.

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria, and in the past certain of our vessels have made port calls in Iran. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action", or JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is only used for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and EU indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals and automotive industries from January 20, 2014, to July 20, 2014. The JPOA has been extended twice and is set to expire on June 30, 2015.

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

Recent declines in oil and gas prices have negatively affected the offshore drilling sector and resulted in reduced exploration and drilling. These reductions in commodity prices have reduced the demand for drilling units. Continued weakness in oil and gas prices may result in an excess supply of drilling units and intensify competition in the industry, which may result in drilling units, particularly older and lower specification drilling units, being idle for long periods of time.  We cannot predict the future level of demand for drilling units or future conditions of the oil and gas industry.

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

We have chartered two of our drilling units to two subsidiaries of Seadrill Limited, or Seadrill, namely Seadrill Deepwater Charterer Ltd., or Seadrill Deepwater, and Seadrill Offshore AS, or Seadrill Offshore, which we refer to collectively as the Seadrill Charterers. In addition, we have chartered one drilling unit to Apexindo Offshore Pte. Ltd., or Apexindo, and one drilling unit to North Atlantic Linus Charterer Ltd., or North Atlantic Linus, which is a subsidiary of North Atlantic Drilling Limited, or NADL. The Seadrill Charterers, Apexindo and North Atlantic Linus are collectively referred to as the Rig Charterers. Following the 2008 peak in the oil price of around $140 per barrel, there was a period of high utilization and high dayrates, which prompted industry participants to increase the supply of drilling units by ordering the construction of new drilling units. According to industry sources, the worldwide fleet of drilling rigs increased from an average of 605 units in 2008 to 823 units in 2014, and significant further deliveries of new units are projected. The recent reduction in oil prices has resulted in reduced demand for drilling units, which may adversely affect the Rig Charterers' ability to secure drilling contracts and, therefore, their ability to make charterhire payments to us, and may cause them to terminate or renegotiate their charter agreements to our detriment. In addition, the new construction of high-specification units, as well as changes in the Rig Charterers' competitors' drilling rig fleets, could cause our drilling units to become less competitive.

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

Charter hire rates for dry bulk vessels may decrease in the future, which may adversely affect our earnings.

The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely, and charter hire rates for dry bulk vessels have declined significantly from historically high levels. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations. The supply of and demand for shipping capacity strongly influence charter rates. Because the factors affecting the supply and demand for vessels are outside our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.
Factors that influence demand for vessel capacity include:

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	the weather.

 Factors that influence the supply of vessel capacity include:

•	number of newbuilding deliveries;

•	port and canal congestion;

•	scrapping of older vessels;

•	vessel casualties; and

•	number of vessels that are out of service.

Demand for our dry bulk vessels is dependent upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global dry bulk fleet and the sources and supply of dry bulk cargo transported by sea. Given the large number of new dry bulk carriers currently on order with shipyards, the capacity of the global dry bulk carrier fleet seems likely to increase and economic growth may not resume in areas that have experienced a recession or continue in other areas. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

The continued downturn in the dry bulk carrier charter market has had and may continue to have an adverse effect on our earnings.

The abrupt and dramatic downturn in the dry bulk charter market, from which we derive some of our revenues, has severely affected the dry bulk shipping industry. The Baltic Dry Index, an index published by The Baltic Exchange of shipping rates for 20 key dry bulk routes, fell 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since, with a low of 698 and a high of 2,337 in 2013 and a low of 723 and a high of 2,113 in 2014. It has remained low since the beginning of 2015, dropping to 509 in February 2015.

This downturn in dry bulk charter rates and their volatility has had a number of adverse consequences for dry bulk shipping, including, among other things:

•	an absence of financing for vessels;

•	no active second-hand market for the sale of vessels;

•	extremely low charter rates, particularly for vessels employed in the spot market;

•	widespread loan covenant defaults in the dry bulk shipping industry; and

•	declaration of bankruptcy by some operators and ship owners as well as charterers.

The occurrence of one or more of these events could adversely affect our business, results of operations, cash flows, financial condition and ability to pay cash distributions. There can be no assurance that the dry bulk charter market will recover and the market could continue to decline further.

Dry bulk carrier values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China, which resulted in falling iron ore prices and increased stockpiles in Chinese ports. There can be no assurance as to how long spot charter rates and vessel values will remain at their currently low levels. Charter rates may remain at low levels for some time, which may adversely affect our results and financial condition and our ability to pay dividends in the future.

In addition, because the market value of the Company’s vessels may fluctuate significantly, we may incur losses when the Company sells vessels, which may adversely affect earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount in those financial statements, resulting in a loss and a reduction in earnings.

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

Most of the tanker vessels in our fleet are chartered to subsidiaries of Frontline Ltd., or Frontline, namely Frontline Shipping Limited and Frontline Shipping II Limited, which we refer to collectively as the Frontline Charterers. In addition, we have chartered two of our drilling units to the Seadrill Charterers, and one drilling unit to North Atlantic Linus. Our other vessels that have charters attached to them are chartered to other customers under short, medium or long term time and bareboat charters.

The charter-hire payments that we receive from our customers constitute substantially all of our operating cash flows. The Frontline Charterers have no business or sources of funds other than those related to the chartering of our tanker fleet to third parties.

In December 2011, our charter agreements with the Frontline Charterers, which remain wholly-owned subsidiaries of Frontline, were amended and we agreed to temporarily reduce the charter rates receivable on our, at the time, 28 double-hull tankers and oil/bulk/ore carriers, or OBOs, by $6,500 per day per vessel from 2012 through 2015, subject to cash sweep arrangements described in the immediately following risk factor.  In terms of the amendments, we received compensation payments from Frontline in the amount of $106 million in cash. Frontline continues to guarantee the payment of charterhire with respect to the Frontline Charterers. The amendments to the charter agreements were necessitated by an extended period of substantial weakness in the tanker market. Frontline recently stated in its Annual Report on Form 20-F that in the fourth quarter of 2014 and the first quarter of 2015, it has reduced the outstanding balance on its $225 million convertible bond which matures in April 2015 from $190.0 million as at September 30, 2014, to $93.4 million through bond buybacks and debt/equity swaps. Frontline further stated that it believes that it will be able to repay all of the outstanding borrowings under the convertible bonds when they are due in April 2015, based on existing cash resources, cash expected to be generated from operations and monetizing or borrowing against its investment in Frontline 2012 Ltd. Nonetheless, it remains possible that the market situation might force a restructuring of Frontline, including further modifications of charter lease agreements.

Although there are restrictions on the Frontline Charterers' rights to use their cash to pay dividends or make other distributions, at any given time their available cash may be diminished or exhausted, and they may be unable to make charterhire payments to us without support from Frontline. The performance under the charters with the Seadrill Charterers is guaranteed by Seadrill. The performance under the charter with North Atlantic Linus was originally guaranteed by NADL, but following an amendment to the charter in February 2015, Seadrill has replaced NADL as guarantor under the charter. If the Frontline Charterers, the Seadrill Charterers, North Atlantic Linus or any of our other charterers are unable to make charterhire payments to us, our results of operations and financial condition will be materially adversely affected and we may not have cash available to pay dividends to our shareholders and to repay our outstanding borrowings.

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

Prior to December 31, 2011, the Frontline Charterers paid us a profit sharing rate of 20% of their earnings above average threshold charter rates on a time-charter equivalent basis from their use of our fleet each fiscal year. The amendments to the charter agreements with the Frontline Charterers described in the preceding risk factor increased the profit sharing percentage to 25% for earnings above the threshold levels, effective as of January 1, 2012. The amendments also provided for a temporary reduction in charter rates for a four year period. During that period, the Frontline Charterers are obligated to pay us 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day, which we refer to as cash sweep amounts. As described above, we received a compensation payment of $106 million, of which $50 million represented a non-refundable advance relating to the 25% profit sharing agreement. We earned $52 million of cash sweep revenue for 2012 and $33 million for 2014, but no cash sweep revenue was receivable for 2013. There was no accumulated 25% profit share for 2012, 2013 or 2014, and $50 million in 25% profit share will need to accumulate before we recognize 25% profit share revenues in our consolidated accounts.

We may also enter into agreements which include profit sharing provisions with other charterers. At present we have five drybulk carriers chartered to United Freight Carriers, or UFC, which is a joint venture approximately 50% owned by Golden Ocean Group Limited, or Golden Ocean, which include profit sharing provisions in the charter agreements. We earned $1.1 million in profit sharing revenue on these vessels in 2014 and $0.8 million in 2013.

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

Our principal shareholders Hemen Holding Ltd. and Farahead Investment Inc., which we refer to jointly as Hemen, are indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. Hemen, and companies associated with Hemen, also have significant shareholdings in Frontline, Seadrill, Golden Ocean and Deep Sea Supply Plc., which are all our customers and/or suppliers. In addition, North Atlantic Linus, which is one of our customers, is a wholly-owned subsidiary of NADL, itself a subsidiary of Seadrill. Currently, one of our directors, Kate Blankenship, is also a director of Frontline, Golden Ocean, Seadrill and NADL, another of our directors, Paul Leand, is also a director of Seadrill and NADL, another of our directors, Cecilie A. Fredriksen, the daughter of Mr. John Fredriksen, is also a director of NADL, another of our directors, Hans Petter Aas, is also a director of Deep Sea Supply Plc. and another of our directors, Harald Thorstein, is also a director of Golden Ocean, Deep Sea Supply Plc. and NADL. These five directors owe fiduciary duties to the shareholders of each company and may have conflicts of interest in matters involving or affecting us and our customers. In addition, due to any ownership they may have in common shares of Frontline, Golden Ocean, Deep Sea Supply Plc., Seadrill or NADL, they may have conflicts of interest when faced with decisions that could have different implications for Frontline, Golden Ocean, Deep Sea Supply Plc., Seadrill or NADL than they do for us. We cannot assure you that any of these conflicts of interest will be resolved in our favor.

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

There is a risk that U.S. tax authorities could treat us as a "passive foreign investment company", which would have adverse U.S. federal income tax consequences to U.S. shareholders.

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

Under these rules, if our income from our time charters is considered to be passive rental income, rather than income from the performance of services, we will be considered to be a PFIC.  We believe that it is more likely than not that our income from time charters will not be treated as passive rental income for purposes of determining whether we are a PFIC. Correspondingly, we believe that the assets that we own and operate in the connection with the production of such income do not constitute passive assets for purposes of determining whether we are a PFIC.  This position is principally based upon the positions that (1) our time charter income will constitute services income, rather than rental income, and (2) Frontline Management, which provides services to most of our time-chartered vessels, will be respected as a separate entity from the Frontline Charterers, with which it is affiliated. We do not believe that we will be treated as a PFIC for our 2014 taxable year. Nevertheless, for the 2015 taxable year and future taxable years, depending upon the relative amounts of income we derive from our various assets as well as their relative fair market values, we may be treated as a PFIC.

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

We believe that we and each of our subsidiaries qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income.  For example, Hemen owned approximately 36% of our common shares as of April 9, 2015.  There is therefore a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if other shareholders with a five percent or greater interest in our common shares were, in combination with Hemen, to own 50% or more of our outstanding common shares on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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

Apart from two container vessels and five drybulk carriers trading under short-term charters, the vessels in our fleet that have charters attached to them are generally contracted to expire between one and 14 years from now.  However, we have granted some of our charterers purchase or early termination options that, if exercised, may effectively terminate our charters with these customers at an earlier date.  One or more of the charters with respect to our vessels may also terminate in the event of a requisition for title or a loss of a vessel.

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

We currently operate six container vessels, two car carriers and 14 drybulk carriers under time charters and two Suezmax tankers in the spot market. The agreements for the technical and operational management of these vessels are not fixed price agreements, and we cannot assure you that any further vessels which we may acquire in the future will be operated under fixed price management agreements.

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

As of December 31, 2014, the Company and its consolidated subsidiaries had approximately $1.3 billion in floating rate debt outstanding under our credit facilities, and a further $1.0 billion in floating rate debt held by our unconsolidated wholly-owned subsidiaries accounted for under the equity method.  Although we use interest rate swaps to manage our interest rate exposure and have interest rate adjustment clauses in some of our chartering agreements, we are exposed to fluctuations in interest rates. For a portion of our floating rate debt, if interest rates rise, interest payments on our floating rate debt that we have not swapped into effectively fixed rates would increase.

As of December 31, 2014, the Company, its consolidated subsidiaries and its wholly-owned subsidiaries accounted for under the equity method have entered into interest rate swaps which fix the interest on $1.3 billion of our outstanding indebtedness.

An increase in interest rates could cause us to incur additional costs associated with our debt service, which may materially and adversely affect our results of operations. Our maximum exposure to interest rate fluctuations on our outstanding debt at December 31, 2014, was approximately $1.0 billion, including our equity-accounted subsidiaries.  A one percentage change in interest rates would at most increase or decrease interest expense by approximately $10 million per year as of December 31, 2014.  The maximum figure does not take into account that certain of our charter contracts include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding debt related to the assets on charter. At December 31, 2014, $1.1 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity-accounted subsidiaries. Of this amount, a total of $0.2 billion was subject to interest rate swaps and the balance of $0.9 billion remained on a floating rate basis, effectively reducing our exposure to floating rate debt to $86 million.

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

We have significant indebtedness outstanding under our 3.75% Senior Unsecured Convertible Notes due 2016, our Norwegian kroner ("NOK")600 million Senior Unsecured Bonds due 2017, our 3.25% Senior Unsecured Convertible Notes due 2018 and our NOK900 million Senior Unsecured Bonds due 2019. We have also entered into loan facilities that we have used to refinance existing indebtedness and to acquire additional vessels.  We may need to refinance some or all of our indebtedness on maturity of our convertible notes, bonds or loan facilities and to acquire additional vessels in the future. We cannot assure you that we will be able to do so on terms acceptable to us or at all. If we cannot refinance our indebtedness, we will have to dedicate some or all of our cash flows, and we may be required to sell some of our assets, to pay the principal and interest on our indebtedness. In such a case, we may not be able to pay dividends to our shareholders and may not be able to grow our fleet as planned.  We may also incur additional debt in the future.

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

The market price of our common shares has been volatile. Since January 1, 2014, the closing market price of our common shares has ranged from a high of $19.82 on August 28, 2014, to a low of $13.11 on December 11, 2014. The market price of our common shares may continue to fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, any reductions in the payment of our dividends or changes in our dividend policy, mergers and strategic alliances in the shipping industry, market conditions in the shipping industry, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors and the general state of the securities market. The shipping industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price.

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

As at April 9, 2015, Hemen owned approximately 36% of our outstanding common shares. As a result of its ownership of our common shares, Hemen may influence our business, including the outcome of any vote of our shareholders. Hemen, and companies associated with Hemen, also currently beneficially own substantial stakes in Frontline, Golden Ocean, Seadrill (and indirectly its subsidiary NADL) and Deep Sea Supply Plc. The interests of Hemen may be different from your interests.

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

We are an international ship owning and chartering company with one of the largest asset bases across the maritime and offshore industries. As at April 9, 2015, our assets consist of 19 oil tankers, 14 drybulk carriers, 17 container vessels, two car carriers, two jack-up drilling rigs, two ultra-deepwater drilling units, six offshore supply vessels and two chemical tankers. Our oil tankers and chemical tankers are all double-hull vessels.

Our customers currently include Frontline, Seadrill, NADL, Sinochem Shipping Co. Ltd. ("Sinochem"), China National Chartering Co Ltd ("Sinochart"), Heung-A Shipping Co. Ltd. ("Heung-A"), Hyundai Glovis Co. Ltd. ("Hyundai Glovis"), Western Bulk A/S ("Western Bulk"), Hamburg Süd Group, Hanjin Shipping ("Hanjin"), PT Apexindo Pratama Duta, Orient Overseas Container Line Ltd ("OOCL"), MSC Mediterranean Shipping Company S.A. ("MSC") and UFC. Our customers also currently include Deep Sea Supply Plc. and Deep Sea Supply BTG B.V., which is a joint venture owned 50% by Deep Sea Supply Plc. and 50% by BTG Pactual Oil & Gas Empreendimentos e Particapacoes S.A., or BTG Pactual. We refer to Deep Sea Supply Plc. and Deep Sea Supply BTG B.V. together as Deep Sea.

Our primary objective is to continue to grow our business through accretive acquisitions across a diverse range of marine and offshore asset classes. In doing so, our strategy is to generate stable and increasing cash flows by chartering our assets primarily under medium to long-term bareboat or time charters.

History of the Company

We were formed in 2003 as a wholly owned subsidiary of Frontline, a major operator of large crude oil tankers. In 2004, Frontline distributed 25% of our common shares to its ordinary shareholders in a partial spin off, and our common shares commenced trading on the New York Stock Exchange, or the NYSE, under the ticker symbol "SFL" on June 17, 2004. Frontline subsequently made six further dividends of our shares to its shareholders and its ownership in our Company is now less than one percent. Our assets at the time consisted of a fleet of Suezmax tankers, Very Large Crude Carriers, or VLCCs, and oil/bulk/ore carriers, or OBOs.

Since 2004, we have diversified our asset base and now have eight asset types, comprising crude oil tankers, chemical tankers, container vessels, car carriers, drybulk carriers, jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels.

Most of our oil tankers are chartered to the Frontline Charterers under longer term time charters that have remaining terms that range from three to 12 years. The Frontline Charterers, in turn, charter our vessels to third parties. The daily base charter rates payable to us under the charters have been fixed in advance and will decrease as our vessels age. In December 2011, in response to a restructuring of Frontline necessitated by an extended period of low charter rates for oil tankers and OBOs, amendments were made to the charter agreements with the Frontline Charterers relating to 28 double-hull vessels, whereby we received a compensation payment of $106 million and agreed to temporarily reduce by $6,500 per day the base charter rates payable on each vessel.  The temporary reduction applies from January 1, 2012, until December 31, 2015. Thereafter, the base charter rates will revert to the previously agreed levels. For the duration of the temporary reduction, we are entitled to receive 100% of any excess above the reduced charter rates earned by the Frontline Charterers on our vessels, calculated annually on an average daily TCE basis and subject to a maximum excess of $6,500 per day per vessel. Eleven of the vessels have been sold since December 2011, including all of the OBOs.

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

The charters for the two jack-up drilling rigs, two ultra-deepwater drilling units, six offshore supply vessels, two chemical tankers and 11 of the container vessels are all on bareboat terms, under which the respective charterer will bear all operating and maintenance expenses.

Acquisitions and Disposals

Acquisitions
In the year ended December 31, 2014, we took delivery of the following vessels:

•	In February 2014, we took delivery of the newbuilding harsh environment jack-up drilling rig West Linus, which immediately commenced a bareboat charter in excess of 15 years to a subsidiary of NADL.

•	In March 2014, we took delivery of two 5,800 TEU container vessels, MSC Margarita built in 2001 and MSC Vidhi built in 2002, which immediately commenced long-term bareboat charters to MSC.

•
In March 2014, we announced the acquisition of seven 4,100 TEU container vessels built in 2002, in combination with long-term bareboat charters to MSC. One of these vessels was delivered to us in March 2014 (MSC Vaishnavi R.), five were delivered in April 2014 (MSC Julia R., MSC Arushi R., Santa Roberta, Santa Ricarda and Santa Rafaela) and the final one was delivered in May 2014 (Santa Rebecca).

•
In May 2014, we announced the acquisition of two 82,000 dwt Kamsarmax dry-bulk carriers built in 2012. The Sinochart Beijing and Min Sheng I were delivered to us in July and August 2014, respectively, and immediately commenced long-term time-charters to a Chinese state-owned charterer.

•
In September and November 2014, we took delivery of two newbuilding 8,700 TEU container vessels, respectively San Felipe and San Felix, which immediately commenced seven year time-charters to Hamburg Süd.

Since January 1, 2015, we have taken delivery of the following vessels:

•	In January 2015, we took delivery of two newbuilding 8,700 TEU container vessels, respectively San Fernando and San Francisca, which immediately commenced seven year time-charters to Hamburg Süd.

Disposals
In the year ended December 31, 2014, we disposed of the following vessels:

•
In January 2014 and March 2014, the arrangements whereby we chartered-in the container vessels CMA CGM Magellan and CMA CGM Corte Real and chartered them out to CMA CGM S.A., or CMA CGM, were terminated after CMA CGM exercised their options to acquire the entities owning the vessels.

•
In the first half of 2014, we cancelled the remaining three of the four newbuilding 4,800 TEU container vessels which we had agreed to acquire in April 2011. The cancellations were for reasons of excessive delays in delivery and no loss was recorded, as the contracts provided for full reimbursement of all installments paid plus interest thereon. The first of these four newbuilding vessels had also been cancelled in December 2013 for reasons of excessive delays.

•
In November 2014, we sold the VLCCs Front Comanche, Front Commerce and Front Opalia to an unrelated third party. Net cash proceeds of approximately $77.4 million were received, including $10.5 million cash compensation from Frontline for early termination of the charters. Additional compensation was received from Frontline in the form of loan notes with a face value of $48.4 million, bearing interest at 7.25% per annum and amortizing over the approximately eight year remaining period of the terminated charters. A loss of $1.4 million was recorded on these disposals.

•	In December 2014, the ultra deepwater drillship West Polaris was delivered to Seadrill pursuant to the exercise of a pre-agreed option. A gain of approximately $6.1 million was recorded.

Since January 1, 2015, we have disposed of vessels as follows:

•
In February 2015, we transferred ownership of five 2,800 TEU container vessels to unrelated third parties following the exhaustion of an indirect limited performance guarantee from Ship Finance International Limited to the providers of loan finance secured against the vessels (see Consolidated Financial Statements Note 27: Subsequent events). An impairment charge of $11.8 million had been taken against these vessels in the fourth quarter of 2014.

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

(2)
Diversify our asset base.  Since 2004, we have diversified our asset base and now have eight asset types, comprising oil tankers, chemical tankers, container vessels, car carriers, drybulk carriers, jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels.  We believe that there are other attractive markets that could provide us with the opportunity to further diversify our asset base.  These markets include vessels and other assets that are of long-term strategic importance to certain operators in the shipping and offshore industries. We believe that the expertise and relationships of our management, together with our relationship and affiliation with Mr. John Fredriksen, could provide us with incremental opportunities to expand our asset base.

(3)
Expand and diversify our customer relationships.  Since 2004, we have increased our customer base from one to 15 customers. Of these 15 customers, Frontline, Deep Sea, Seadrill, NADL and UFC are related parties. We intend to continue to expand our relationships with our existing customers and also to add new customers, as companies servicing the international shipping and offshore oil exploration markets continue to expand their use of chartered-in assets to add capacity.

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

Our jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels are chartered out on long-term charters to contractors, and therefore we do not expect to be directly exposed to short and medium-term fluctuations in these markets. Jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels are normally chartered by oil companies on a shorter-term basis linked to area-specific well drilling or oil exploration activities, but there have also been longer period charters available when oil companies want to cover their longer term requirements for such vessels. Offshore supply vessels, ultra-deepwater drillships and semi-submersible drilling rigs are self-propelled, and can therefore easily move between geographic areas. Jack-up drilling rigs are not self-propelled, but it is common to move these assets over long distances on heavy-lift vessels. Therefore, the markets and competition for these rigs are effectively world-wide.

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

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry, particularly older tankers.  Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards.  We are required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews, and compliance with applicable local, national and international environmental laws and regulations.  We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.  The IMO adopted the International Convention for the Control and Management of Ship's Ballast Water and Sediments Convention, or the BWM Convention, in February 2004, which when ratified will require investment in new equipment on board our vessels, but it is not possible to quantify the costs of such modifications at this time. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.

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

International Maritime Organization

The United Nations' International Maritime Organization, or the IMO, has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as "MARPOL". MARPOL entered into force on October 2, 1983.  It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.  MARPOL sets forth pollution prevention requirements applicable to all vessels, and is broken into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spill; Annexes II and III relate to harmful substances carried in liquid bulk or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and lastly, Annex VI relates to air emissions.  Annex VI was separately adopted by the IMO in September 1997.

In December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted amendments to Annex I of MARPOL, which became effective in April 2005. The amendments:

a) revised then existing regulation 13G (now Regulation 20 of Annex I) accelerating the phase-out of single hull oil tankers (of which we have none); and
b) adopted a new regulation 13H (now Regulation 21 of Annex I), aimed at the prevention of oil pollution from oil tankers carrying as cargo heavy grade oil, or HGO, which includes most of the grades of marine fuel. Under Regulation 21, HGO means any of the following:

•	crude oils having a density at 15ºC higher than 900 kg/m³;

•	fuel oils having either a density at 15ºC higher than 900 kg/m³ or a kinematic viscosity at 50ºC higher than 180 mm²/s; or

•	bitumen, tar and their emulsions.

Any port state can deny ship-to-ship transfer of HGO in areas under its jurisdiction, except when such transfer is necessary for the purpose of securing the safety of a ship or saving life at sea.

Revised Annex I to the MARPOL Convention entered into force in January 2007 and has undergone various minor amendments since then. Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010. An amendment to revised Annex I amended the definition of HGO and broadened the scope of regulation 21. An amendment to Annex I regulation 12A came into force on August 1, 2007. Regulation 12A requires fuel oil tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600m3 and above which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007, or for which the keel is laid on or after February 1, 2008, in the absence of a contract.

Non-compliance with IMO regulations may subject a shipowner or bareboat charterer to increased liability, may lead to loss of or decreases in available insurance coverage for affected vessels and may result in denial of access to, or detention in, some ports including United States and European Union ports.

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution.  Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed, or underwent major conversions, on or after January 1, 2000.  It also prohibits "deliberate emissions" of "ozone depleting substances", defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Also prohibited is the emission of "volatile organic compounds" from certain tankers, and the shipboard incineration of certain substances, such as polychlorinated biphenyls (PCBs), using incinerators installed after January 1, 2000. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, known as Emission Control Areas ("ECAs").

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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for new ships, in part to address greenhouse gas emissions. It makes the Energy Efficiency Design Index (EEDI) apply to all new ships and the Ship Energy Efficiency Management Plan (SEEMP) apply to all ships.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The EPA promulgated equivalent, and in some cases stricter, emissions standards in 2009.

As of January 1, 2010, the Directive 2005/33/EC of the European Parliament and of the Council of July 6, 2005, amending Directive 1999/32/EC, came into force. The objective of the directive is to reduce emission of sulfur dioxide and particulate matter caused by the combustion of certain petroleum derived fuels. The directive imposes limits on the sulfur content of such fuels as a condition of their use within a Member State territory. As of January 1, 2010, marine fuels used by inland waterway vessels and ships at berth in ports in EU countries must have a maximum sulfur content of 0.10% by mass. On July 15, 2011, the European Commission adopted a proposal for an amendment of Directive 1999/32/EC which would align requirements with those imposed by the revised MARPOL Annex VI which introduced stricter sulfur limits. Directive 2012/33/EU, also amending Directive 1999/32//EC, was published in the Official Journal of the European Union on November 17, 2012. The deadline for bringing member states' legislation into compliance was June 18, 2014, and the amended sulfur directive entered into force on January 1, 2015.

Safety Requirements

The IMO has adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards, and amendments to SOLAS made in May 2012 entered into force on January 1, 2014. The Convention on Limitation of Liability for Maritime Claims, or LLMC, was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship-owners.

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

Ballast Water Requirements

The IMO adopted the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force, but it is close. Many of the implementation dates originally written in the BWM Convention have already passed, so that once it enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand vessels each year needing to install ballast water management systems (BWMS). For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date "existing vessels", and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such requirements on our operations.

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

The IMO continues to review and introduce new conventions, laws and regulations. Although it is difficult to accurately predict what additional regulations, if any, may be passed by the IMO in the future and what effect, if any, such additional regulations may have on our operations, they could limit our ability to do business and have a material adverse effect on our business and results of operations.

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

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard, or USCG, evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. An owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement relating to the vessel with the greatest maximum liability. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer, or a guarantee. We comply with the USCG's financial responsibility regulations by procuring a Certificate of Financial Responsibility provided by Maritime Insurance Solutions Ltd.

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

The EPA and USCG have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged, or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or which may otherwise restrict our vessels from entering U.S. waters.

The EPA regulates the discharge of ballast and bilge water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) to comply with a Vessel General Permit, or VGP, authorizing ballast and bilge water discharges and other discharges incidental to the operation of vessels.  The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, record-keeping and reporting requirements to ensure the effluent limits are met.  On March 28, 2013, the EPA re-issued the VGP for another five years, effective from December 19, 2013. The new VGP focuses on authorizing discharges incidental to operations of commercial vessels, and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for exhaust gas scrubbers, and the use of environmentally acceptable lubricants.

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

European Union Regulations

In October 2009, the European Union, or E.U., amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and if the discharges individually or in aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member states were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. The directive applies to all types of vessels irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger.

The E.U. has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, flag, and the number of times the ship has been detained.  The E.U. also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the E.U. with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

Greenhouse Gas Regulation

Currently, emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005, and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions.

As of January 1, 2013, all ships must comply with mandatory requirements adopted by the MEPC in July 2011, relating to greenhouse gas emissions. All ships are now required to follow the SEEMP, and the minimum energy efficiency levels per capacity mile outlined in the EEDI apply to all new ships. These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The E.U. has indicated that it intends to propose an expansion of the existing E.U. emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the E.U. launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In April 2013, the E.U. Parliament rejected proposed changes to the E.U. Emissions Law regarding carbon trading. In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall E.U. strategy to reduce greenhouse gas emissions. If the strategy is adopted by the European Parliament and Council, large vessels using E.U. ports would be required to monitor, report and verify their carbon dioxide emissions beginning in January 2018. In December 2013, the E.U. environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety, and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives adopted by the IMO, European Union, the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization, or ILO, which is a specialized agency of the United Nations, has adopted the Maritime Labour Convention 2006, or the MLC 2006. A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013, and requires us to develop new procedures to ensure full compliance with its requirements. Our Protection &Indemnity Clubs have, with effect from August 20, 2013, amended their insurance policies to cover elements from MLC 2006, including but not limited to the repatriation of crew and other crew social security provisions.

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

The USCG, intended to align with international maritime security standards, exempts from MTSA vessel security measures non-U.S. vessels that have on board as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code.

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

Seasonality

Most of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Our tankers on charter to the Frontline Charterers are subject to cash sweep and profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. However, any cash sweep and profit sharing receivables relating to the Frontline Charterers are paid annually and the effects of seasonality will be limited to the timing of our cash sweep and profit sharing revenues. Five of our Handysize drybulk carriers currently employed under short-term charters to UFC are also subject to agreements for profit sharing payable at the expiry of their respective charters, and the effects of seasonality will be limited to the timing of these profit sharing revenues.

C. ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D. PROPERTY, PLANTS AND EQUIPMENT

We own a substantially modern fleet of vessels. The following table sets forth the fleet that we own or have contracted for delivery as of April 9, 2015. All of the VLCCs, Suezmaxes and chemical tankers are double-hull vessels.

	Approximate			Lease	Charter Termination
Vessel	Built	Dwt.	Flag	Classification	Date
VLCCs
Front Century	1998	311,000	MI	Capital lease	2021
Front Vanguard	1998	300,000	MI	Capital lease	2021
Front Circassia	1999	306,000	MI	Capital lease	2021
Front Scilla	2000	303,000	MI	Capital lease	2023
Front Ariake	2001	299,000	BA	Capital lease	2023
Front Serenade	2002	299,000	LIB	Capital lease	2024
Front Hakata	2002	298,500	BA	Capital lease	2025
Front Stratus	2002	299,000	LIB	Capital lease	2025
Front Falcon	2002	309,000	BA	Capital lease	2025
Front Page	2002	299,000	LIB	Capital lease	2025
Front Energy	2004	305,000	MI	Capital lease	2027
Front Force	2004	305,000	MI	Capital lease	2027

Suezmaxes
Front Glory	1995	150,000	MI	Capital lease	2018
Front Splendour	1995	150,000	MI	Capital lease	2019
Front Ardenne	1997	153,000	MI	Capital lease	2020
Front Brabant	1998	153,000	MI	Capital lease	2021
Mindanao	1998	159,000	SG	Capital lease	2021
Glorycrown	2009	156,000	MI	n/a		(4)
Everbright	2010	156,000	MI	n/a		(4)

Chemical Tankers
Maria Victoria V	2008	17,000	PAN	Operating lease	2018	(1)
SC Guangzhou	2008	17,000	PAN	Operating lease	2018	(1)

Handysize Drybulk Carriers
SFL Spey	2011	34,000	HK	Operating lease	2015	(4)
SFL Medway	2011	34,000	HK	Operating lease	2015	(4)
SFL Trent	2012	34,000	HK	Operating lease	2015	(4)
SFL Kent	2012	34,000	HK	Operating lease	2015	(4)
SFL Tyne (ex Western Australia)	2012	32,000	HK	Operating lease	2015	(4)
Western Houston	2012	32,000	HK	Operating lease	2015	(4)
Western Copenhagen	2013	32,000	HK	Operating lease	2016	(4)

Supramax Drybulk Carriers
SFL Hudson	2009	57,000	MI	Operating lease	2020
SFL Yukon	2010	57,000	HK	Operating lease	2018
SFL Sara	2011	57,000	HK	Operating lease	2019
SFL Kate	2011	57,000	HK	Operating lease	2021
SFL Humber	2012	57,000	HK	Operating lease	2022

Kamsarmax Drybulk Carriers
Sinochart Beijing	2012	82,000		HK	Operating lease	2022
Min Sheng 1	2012	82,000		HK	Operating lease	2022

Container vessels
MSC Margarita	2001	5,800	TEU	LIB	Operating lease	2019	(1)
MSC Vidhi	2002	5,800	TEU	LIB	Operating lease	2019	(1)
MSC Vaishnavi R.	2002	4,100	TEU	LIB	Operating lease	2019	(1)
MSC Julia R.	2002	4,100	TEU	LIB	Operating lease	2019	(1)
MSC Arushi R.	2002	4,100	TEU	LIB	Operating lease	2019	(1)
Santa Rebecca	2002	4,100	TEU	LIB	Operating lease	2019	(1)
Santa Roberta	2002	4,100	TEU	LIB	Operating lease	2020	(1)
Santa Ricarda	2002	4,100	TEU	LIB	Operating lease	2020	(1)
Santa Rafaela	2002	4,100	TEU	LIB	Operating lease	2020	(1)
SFL Europa	2003	1,700	TEU	MI	Operating lease	2015	(4)
Heung-A Green	2005	1,700	TEU	MAL	Operating lease	2020	(1)
Green Ace	2005	1,700	TEU	MAL	Operating lease	2020	(1)
SFL Avon	2010	1,700	TEU	MI	Operating lease	2015	(4)
San Felipe	2014	8,700	TEU	MI	Operating lease	2021
San Felix	2014	8,700	TEU	MI	Operating lease	2021
San Fernando	2015	8,700	TEU	MI	n/a	2022
San Francisca	2015	8,700	TEU	MI	n/a	2022

Car Carriers
Glovis Composer	2005	6,500	CEU	HK	Operating lease	2017
Glovis Conductor	2006	6,500	CEU	PAN	Operating lease	2017

Jack-Up Drilling Rigs
Soehanah	2007	375	ft	PAN	Operating lease	2018	(1)
West Linus	2014	450	ft	NOR	Capital lease	2029	(1)

Ultra-Deepwater Drill Units
West Hercules	2008	10,000	ft	PAN	Capital lease	2023	(1)
West Taurus	2008	10,000	ft	PAN	Capital lease	2023	(1)

Offshore supply vessels
Sea Leopard	1998	AHTS	(2)	CYP	Capital lease	2020	(1)
Sea Bear	1999	AHTS	(2)	MI	Capital lease	2020	(1)
Sea Cheetah	2007	AHTS	(2)	CYP	Operating lease	2019	(1)
Sea Jaguar	2007	AHTS	(2)	CYP	Operating lease	2019	(1)
Sea Halibut	2007	PSV	(3)	CYP	Operating lease	2019	(1)
Sea Pike	2007	PSV	(3)	CYP	Operating lease	2019	(1)

Key to Flags: BA – Bahamas, CYP - Cyprus, MAL – Malta, HK – Hong Kong, LIB - Liberia, MI - Marshall Islands, PAN – Panama, SG - Singapore, NOR - Norway.

Notes:

(1)	Charterer has purchase options during the term of the charter.

(2)	Anchor handling tug supply vessel (AHTS).

(3)	Platform supply vessel (PSV).

(4)	Currently employed on a short-term charter or in the spot market.

Substantially, all of the above vessels and rigs are pledged under mortgages, excluding the two 1,700 TEU container vessels built in 2005. Furthermore, the 1,700 TEU container vessel built in 2003 and the nine VLCCs and five Suezmax tankers on charter to Frontline Shipping Limited, or Frontline Shipping, are no longer pledged under mortgages, following prepayment and cancellation of the related financings in January and February 2015, respectively.

Other than our interests in the vessels and drilling units described above, we do not own any material physical properties. We lease office space in Oslo from Frontline Management and in London from Arcadia Petroleum Limited, both related parties.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with Item 3. "Selected Financial Data", Item 4. "Information on the Company" and our audited consolidated financial statements and notes thereto included herein.

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

Fleet Development

The following table summarizes the development of our active fleet of vessels:

Vessel type	Total fleet December 31, 2012	Additions/ Disposals 2013		Total fleet December 31, 2013	Additions/ Disposals 2014		Total fleet December 31, 2014
Oil Tankers	26		-4	22		-3	19
Chemical tankers	2			2			2
Dry bulk carriers (including OBOs)	12	+1	-1	12	+2		14
Container vessels	11			11	+11	-2	20
Car carriers	2			2			2
Jack-up drilling rigs	1			1	+1		2
Ultra-deepwater drill units	3			3		-1	2
Offshore supply vessels	6			6			6

Total Active Fleet	63	+1	-5	59	+14	-6	67

The above table includes two 13,800 TEU container vessels which were chartered-in until the first quarter of 2014, when the chartering arrangements were terminated.

In January 2015, we took delivery of two newbuilding 8,700 TEU container vessels. In February 2015, we transferred ownership of five 2,800 TEU container vessels to unrelated third parties. No other deliveries or transfers of vessels are currently scheduled to take place after December 31, 2014.

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

Revenues

Our revenues derive primarily from our long-term, fixed-rate charters. Most of the vessels that we acquired from Frontline are chartered to the Frontline Charterers under long-term time charters that are generally accounted for as direct financing leases. On December 30, 2011, amendments were made to the charter agreements with the Frontline Charterers relating to 28 double-hull vessels, all of which were accounted for as direct financing leases. Four of these vessels were sold in 2012, another four were sold in 2013, and a further three sold in 2014. In terms of the amended agreements, we received a compensation payment of $106 million and agreed to a $6,500 per day reduction in the time charter rate for each vessel for the four year period from January 1, 2012, to December 31, 2015. Thereafter, the charter rates revert to the previously agreed daily amounts. The leases were amended to reflect the compensation payment received and the reduction in future minimum lease payments to be received. The amendments affect direct financing lease interest income from January 1, 2012, onwards.

Direct financing and sales-type lease interest income reduces over the terms of our leases as progressively a lesser proportion of the lease rental payment is allocated as lease interest income, and a higher amount is treated as repayment of the lease.

Our future earnings are dependent upon the continuation of existing lease arrangements and our continued investment in new lease arrangements. Future earnings may also be significantly affected by the sale of vessels. Investments and sales which have affected our earnings since January 1, 2014, are listed in Item 4 above under acquisitions and disposals. Some of our lease arrangements contain purchase options which, if exercised by our charterers, will affect our future leasing revenues.

We have profit sharing agreements with some of our charterers, in particular with the Frontline Charterers and UFC. Revenues received under profit sharing agreements depend upon the returns generated by the charterers from the deployment of our vessels. These returns are subject to market conditions which have historically been subject to significant volatility. Prior to December 31, 2011, the Frontline Charterers paid the Company a profit sharing rate of 20% of their earnings above average threshold charter rates on a time-charter equivalent basis from their use of the Company's fleet each fiscal year.  The amendments to the charter agreements made on December 30, 2011, increase the profit sharing percentage to 25% for earnings above those threshold levels. Additionally, the amendments provide that during the four year period of the temporary reduction in charter rates, the Frontline Charterers will pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day. Of the $106 million compensation payment received, $50 million represents a non-refundable advance on profit sharing earnings relating to the 25% profit sharing agreement which took effect on January 1, 2012. In addition to the tankers chartered to the Frontline Charterers, five of our Handysize drybulk carriers on short-term charters to UFC include profit sharing arrangements, whereby we earn a 50% share of profits earned by the vessels above threshold levels.

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

In addition to the vessels on charter to the Frontline Charterers, we also have six container vessels, 14 drybulk carriers and two car carriers employed on time charters, and two Suezmax tankers employed in the spot market. We have outsourced the technical management for these vessels and we pay operating expenses for the vessels as they are incurred.  The remaining vessels we own that have charters attached to them are employed on bareboat charters, where the charterer pays all operating expenses, including maintenance, drydocking and insurance.

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

Interest Expenses

Other than the interest expense associated with our 3.75% and 3.25% convertible senior unsecured bonds, and our NOK600 million and NOK900 million senior unsecured bonds, the amount of our interest expense will be dependent on our overall borrowing levels and may significantly increase when we acquire vessels or on the delivery of newbuildings. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. Interest expense may also change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments that we enter into.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenues and expenses during the reporting period.  The following is a discussion of the accounting policies we apply that are considered to involve a higher degree of judgment in their application. For details of all our material accounting policies, see Note 2 to our consolidated financial statements.

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

In the year ended December 31, 2012, reviews of the carrying value of long-lived assets indicated that the Company's long-term investments in shares in a container vessel owner/operator and warrants to purchase shares in a U.S. company were impaired, and charges were taken against these assets. No impairment charge was required in 2013. In the year ended December 31, 2014, reviews of the carrying value of long-lived assets indicated that the Company's five 2,800 TEU container vessels were impaired, and charges were taken against these assets.

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

At December 31, 2014, we owned 67 vessels and rigs, and had newbuilding contracts to acquire a further two container vessels. Taking into account the $85 million scheduled remaining yard payments for completing the newbuildings, and including the two ultra-deepwater drilling units and the harsh-environment jack-up drilling rig which are owned by equity accounted subsidiaries, the aggregate carrying value of these 69 assets at December 31, 2014, was $3.8 billion, as summarized in the table below. The table is presented in the context of the markets in which the vessels operate, with oil tankers and chemical tankers grouped together under "Tanker vessels", container vessels and car carriers grouped together under "Liners" and jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels grouped together under "Offshore units".

	Number of owned vessels	Aggregate carrying value at December 31, 2014 ($ millions)
Tanker vessels (1)	21	912
Drybulk carriers (2)	14	383
Liners (3)	24	825
Offshore units (4)	10	1,699
	69	3,819

(1)
Includes 19 vessels with an aggregate carrying value of $820 million, which we believe exceeds their aggregate charter-free market value by approximately $265 million, and two vessels with a carrying value of $92 million, which we believe is approximately $17 million less than their aggregate charter-free market value.

(2)	Includes 14 vessels with an aggregate carrying value of $383 million, which we believe exceeds their aggregate charter-free market value by approximately $113 million.

(3)
Includes 9 vessels with an aggregate carrying value of $287 million, which we believe exceeds their aggregate charter-free market value by approximately $171 million, and 15 vessels with an aggregate carrying value of $538 million, which we believe is approximately $46 million less than their aggregate charter-free market value.

(4)
Includes two vessels with an aggregate carrying value of $65 million, which we believe exceeds their aggregate charter-free market value by approximately $24 million, and five vessels with an aggregate carrying value of $204 million, which we believe is approximately $83 million less than their aggregate charter-free market value. The remaining three offshore units, which are owned by wholly-owned subsidiaries accounted for using the equity method, have an aggregate carrying value of $1,430 million, which we believe is $312 million less than their aggregate charter-free market value.

The above aggregate carrying value of $3,819 million at December 31, 2014, is made up of (a) $840 million investments in capital leases, excluding adjustments for deferred equity contribution and unamortized gains (see Note 15 to the consolidated financial statements), (b) $1,377 million vessels and equipment, (c) $87 million newbuildings, (d) $85 million cost to complete newbuildings and (e) $1,430 million carrying value of two ultra-deepwater drilling units and one jack-up drilling rig owned by equity accounted subsidiaries.

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

Recent accounting pronouncements

In April 2014, the FASB issued Accounting Standards Update ("ASU") 2014-08 "Presentation of Financial Statements and Property, Plant and Equipment" in order to clarify and change the criteria for reporting discontinued operations. Under ASU 2014-08, the disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on the entity's operations and financial results. Additionally, ASU 2014-08 improves the definition of discontinued operations and requires expanded disclosures for discontinued operations. ASU 2014-08 is effective for annual reporting periods and interim periods beginning on or after December 15, 2014. Its adoption is not expected to have a material impact on the Company's disclosures or consolidated financial position, results of operations and cash flows.

In May 2014, the FASB issued ASU 2014-09 "Revenue from Contracts with Customers" in order to ensure that revenue recognition requirements are the same under both US GAAP and International Financial Reporting Standards ("IFRS"). ASU 2014-09 removes inconsistencies and provides a more robust framework for addressing revenue issues. ASU 2014-09 is effective for reporting periods and interim periods beginning on or after December 15, 2016. Early adoption is not permitted. The Company is currently assessing the impact of ASU 2014-09 on its consolidated financial position, results of operations and cash flows.

In August 2014, the FASB issued ASU 2014-12 "Compensation - Stock Compensation" in order to provide explicit guidance on accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. The Company's Option Scheme does not award options which are dependent on the achievement of performance targets and, accordingly, ASU 2-14-12 is not expected have a material impact on the Company's consolidated financial position, results of operations and cash flows.

In November 214, the FASB issued ASU 2014-16 "Derivatives and Hedging" in order to standardize the determination of whether the host contract in a hybrid financial instrument issued in the form of a share is more akin to debt or to equity. ASU 2014-16 requires that all terms and features of the hybrid instrument, including the embedded derivative feature itself, must be taken into account when establishing separate accounting for the embedded derivative. ASU 2014-16 is effective for fiscal years and interim periods beginning on or after December15, 2015. The Company is currently assessing the impact of ASU 2014-16 on its consolidated financial position, results of operations and cash flows.

In January 2015, the FASB issued ASU 2015-01 "Income Statement - Extraordinary and Unusual Items", which eliminates the concept of extraordinary items from U.S. GAAP. ASU 2015-01 is effective for fiscal years and interim periods beginning on or after December 15, 2015. Early adoption is permitted provided that it is applied from the beginning of the fiscal year of adoption. Its adoption is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02 "Consolidation: Amendments to the Consolidation Analysis" in order to clarify the basis for consolidation of certain legal entities. ASU 2015-02 changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. Specifically, ASU 2015-02 (i) modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities, (ii) eliminates the presumption that a general partner should consolidate a limited partnership, (iii) affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships, and (iv) provides a scope exception from consolidation guidance for reporting entities with interests in certain legal entities. ASU 2015-02 is effective for public business entities for fiscal years and interim periods beginning on or after December 15, 2015. Early adoption is permitted. The Company is currently assessing the impact of ASU 2015-02 on its consolidated financial position, results of operations and cash flows.

Market Overview
The Oil Tanker Market
Over the course of 2014, tanker freight rates increased from low levels in 2013 to levels not seen since 2010. Following three years of remarkable stability in the price of crude oil at around $110 per barrel, the price declined to below $50 per barrel in December 2014, as a result of increased production in the United States, Libya and other producers, coupled with Saudi Arabia and associated OPEC members declining to limit their own production. This caused significant changes in the pattern of oil trade around the world, increasing average trading distances by 3%, which offset the 1% decrease in global oil demand, resulting in a 2% increase in ton-miles. Additionally, fleet productivity decreased by 1-2% leading to an overall 4% increase in tonnage demand. On the supply side, crude oil tanker capacity barely registered any growth at all, and it is estimated that fleet percentage utilization increased by more than 2% to above 85%.

The increase in fleet utilization resulted in 2014 being a much better year for crude oil tankers, with TCE rates for modern VLCCs and Suezmax tankers averaging approximately $30,200 and $24,400 per day, respectively, approximately 30% above average rates in 2013. Most of the strengthening took place in the second half of the year, and in December spot charter rates attaining levels well in excess of those in recent years.

According to industry sources, at the end of 2014 the total orderbook for new VLCCs consisted of 83 vessels, representing approximately 13% of the existing fleet, and the total orderbook for Suezmax tankers consisted of 53 vessels, representing approximately 12% of the existing fleet.

The Drybulk Shipping Market
The drybulk shipping market experienced another difficult year in 2014, with average earnings lower than in 2013, although higher than in 2012. Overall, industry sources indicate that tonnage demand for vessels increased by approximately 4%, which was lower than anticipated owing to significant reductions in Chinese coal, bauxite and nickel ore imports. Meanwhile, fleet capacity increased by approximately 5%, leading to a decrease in fleet utilization.

Accordingly, the market for Supramax and Handysize drybulk carriers was generally depressed throughout 2014. The average one-year time charter rates for Supramax and Handysize drybulk carriers were, respectively, $9,800 per day and $7,700 per day, representing decreases from 2013 of 5% and 6%, respectively.

During 2014, contracting for newbuilding drybulk carriers decreased to 67 million dwt from 73 million dwt in 2013, while deliveries of new vessels amounted to 47 million dwt and scrapping removed some 15 million dwt. Thus, fleet capacity increased by 32 million dwt, equivalent to approximately 5% of the overall average fleet size for the year. At the end of 2014, the total orderbook for new drybulk carriers was 146 million dwt, equivalent to 20% of the existing fleet.

The Freight Liner Market (Containerships and Car Carriers)
The container charter market experienced another weak year in 2014, with the influx of 1.5 million TEU of new capacity continuing the general situation of overcapacity. This resulted in average charter rates increasing by only 2% from the very low levels of 2013.

Industry sources indicate that container ship demand increased by slightly over 6% in 2014, while overall capacity grew by a similar percentage to approximately 18.2 million TEU, after deducting 400,000 TEU which was scrapped. Charter rates began the year at low levels, around or below operating cost for owners, and generally remained low throughout the year, with total fleet capacity utilization more or less unchanged from 2013. However, towards the end of the year rates for vessels above 9,000 TEU strengthened, and at the end of the year approximately 230,000 TEU of capacity, around 1.2% of the overall fleet, was reported to be idle, considerably less than the 4.8% idle capacity at the end of 2013.

Contracting for new container vessels in 2014 amounted to around 0.9 million TEU, considerably lower than the high level of 2.1 million TEU in 2013. The bias continues to be towards larger vessels, with more than 80% of the orders being for vessels with capacities of 8,000 TEU and above. At the end of the year, the ratio of outstanding orders to existing fleet capacity decreased from 22% to 18%.

The car carrier market was generally weak in 2014. Despite growing auto sales in the major markets, most of the increased demand was covered by local production and demand for vessel tonnage did not grow. Meanwhile, there were 22 vessels delivered from shipyards in 2014 and 13 vessels removed from the fleet, resulting in fleet capacity growth of 2%. With growth in capacity and no growth in demand, average time-charter rates declined by approximately 6% over the course of the year. At the year end, the orderbook consisted of 55 vessels, equivalent to 10% of existing fleet capacity.

The Offshore Market
From 2011 to 2013, the oil price (Brent crude spot) averaged around $110 per barrel, which was attractive to oil and gas companies and prompted them to substantially increase their investment in offshore exploration and development activity. This resulted in an increase in the supply of mobile offshore drilling units from 642 in 2009 to 823 in 2014, and almost full utilization and record high day rates for those assets. This continued into 2014, despite oil and gas companies becoming increasingly selective in their exploration and development activities, as they sought to demonstrate financial discipline to their shareholders. Over the course of 2014, the substantial reduction in the oil price to below $50 per barrel in December resulted in decidedly weaker demand in the offshore drilling market, and asset utilizations declined by an average of about 4% and global average day rates declined by about 12%.

Industry sources indicate that orders were placed for 47 newbuilding drilling units in 2014, roughly 50% less than in 2013, reflecting the clear deterioration in market fundamentals. The average number of available units in 2014 was 823, a 7% increase on the average of 770 in 2013. Although 99 new units are scheduled to be delivered in 2015, it is clear that owners will have to adjust their fleets through cancellation of newbuildings and removals/scrapping of older units.

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

Results of Operations

Year ended December 31, 2014, compared with year ended December 31, 2013

Net income for the year ended December 31, 2014, was $122.8 million, an increase of 38% from the year ended December 31, 2013.

(in thousands of $)	2014	2013
Total operating revenues	327,487	270,860
(Loss)/gain on sale of assets	(1,384)	18,025
Gain on termination of charters	25,315	—
Total operating expenses	(206,272)	(171,519)
Net operating income	145,146	117,366
Interest income	40,451	30,080
Interest expense	(86,081)	(87,225)
Other non-operating items (net)	(10,198)	785
Equity in earnings of associated companies	33,497	28,200
Net income	122,815	89,206

Net operating income in 2014 was $27.8 million higher than in 2013, principally due to the $33.0 million increase in profit sharing revenues (see below). Net income was $33.6 million higher, owing to the increase in net operating income and higher interest income and equity in earnings of associated companies, partly offset by higher net other non-operating costs (see below).

Four ultra-deepwater drilling units (one of which was a newbuilding delivered in February 2014) and two container vessels chartered-in on bareboat charters (until the charters were terminated in the first quarter of 2014) were accounted for under the equity method during 2014 and 2013. The operating revenues of the wholly-owned subsidiaries owning these assets are included under "equity in earnings of associated companies", where they are reported net of operating and non-operating expenses.

Operating revenues

(in thousands of $)	2014	2013
Direct financing and sales-type lease interest income	45,363	59,616
Finance lease service revenues	46,488	54,236
Profit sharing revenues	33,756	770
Time charter revenues	93,052	83,425
Bareboat charter revenues	69,771	61,029
Voyage charter revenues	34,608	9,724
Other operating income	4,449	2,060
Total operating revenues	327,487	270,860

Total operating revenues increased 21% in the year ended December 31, 2014, compared with 2013.

In general, direct financing and sales-type lease interest income reduces over the terms our leases, as progressively a lesser proportion of the lease rental payment is allocated to interest income and a greater proportion is treated as repayment on the lease. The $14.3 million reduction in lease interest income from 2013 to 2014 is due to this effect, and also to the sale in 2014 of three VLCCs (Front Comanche, Front Commerce and Front Opalia) and in 2013 of two VLCCs (Front Champion and Golden Victory), one Suezmax tanker (Front Pride) and one OBO (Front Guider), all of which were previously direct financing lease assets chartered to the Frontline Charterers.

The reduction in finance lease service revenue reflects the above sales of vessels in 2014 and 2013, which had been direct financing lease assets chartered to the Frontline Charterers on a time-charter basis.

Prior to December 31, 2011, the Frontline Charterers paid us profit sharing of 20% of their earnings from our vessels on a time-charter equivalent basis above average threshold charter rates each fiscal year. The amendments to the charter agreements made on December 30, 2011, necessitated by the depressed state of the tanker market, increased the profit sharing percentage to 25% for earnings above those threshold levels, and additionally provided that for the four year period of the temporary reduction in charter rates, the Frontline Charterers will pay us 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day per vessel. In 2014 we earned $32.7 million under these new arrangements, none of which related to the 25% profit sharing agreement. In 2013 we had no earnings under these arrangements, due to the poor state of the tanker market during the year. We also have a profit sharing agreement relating to five Handysize drybulk carriers chartered to UFC, which in 2014 earned us $1.1 million, compared with $0.8 million in 2013.

During 2013, time-charter revenues were earned by seven container vessels, 12 drybulk carriers and two car carriers. In 2014, we took delivery of two additional container vessels and two additional drybulk carriers operating under time-charters. The 12% increase in time-charter revenues from 2013 to 2014 is due to these four additional vessels.

Bareboat charter revenues are earned by our vessels which are leased under operating leases on a bareboat basis. In 2013, these consisted of four offshore supply vessels, two chemical tankers, one jack-up drilling rig, and two 1,700 TEU container vessels. In 2014 we took delivery of nine additional container vessels operating under bareboat charters, resulting in an increase of $8.7 million in bareboat charter revenues.

Two of our vessels, the Suezmax tankers Everbright and Glorycrown, were sold under sales-type lease agreements in 2010 and 2009, respectively. Following default by the purchaser, these vessels were returned to us in September 2013, since when we have traded them on a voyage charter basis, earning $34.6 million in voyage charter revenues in 2014 (2013: $9.7 million).

Cash flows arising from direct financing and sales-type leases

The following table analyzes our cash flows from the direct financing and sales-type leases with the Frontline Charterers, Deep Sea and North China Shipping Holdings Co. Ltd., or NCS, during 2014 and 2013, and shows how they are accounted for:

(in thousands of $)	2014	2013
Charterhire payments accounted for as:
Direct financing and sales-type lease interest income	45,363	59,616
Finance lease service revenues	46,488	54,236
Direct financing and sales-type lease repayments	43,120	51,220
Total direct financing and sales-type lease payments received	134,971	165,072

The vessels chartered on direct financing leases to the Frontline Charterers are leased on time-charter terms, where we are responsible for the management and operation of such vessels. This has been effected by entering into fixed price agreements with Frontline Management whereby we pay them management fees of $6,500 per day for each vessel chartered to the Frontline Charterers. Accordingly, $6,500 per day is allocated from each time charter payment received from the Frontline Charterers to cover lease executory costs, and this is classified as "finance lease service revenue". If any vessel chartered on direct financing leases to the Frontline Charterers is sub-chartered on a bareboat basis, then the charter payments for that vessel are reduced by $6,500 per day for the duration of the bareboat sub-charter.

(Loss)/gain on sale of assets

In 2014, losses totaling $1.4 million were recorded on the disposal of three VLCCs (Front Comanche, Front Commerce and Front Opalia). In 2013, three VLCCs, one Suezmax tanker and one OBO were sold, with gains totaling $18.0 million.

Gain on termination of charters

In 2014, compensation amounting to $25.3 million was received in respect of the early termination of the time charters on four Handysize drybulk carriers. The charters for these newbuilding vessels had been agreed in November 2010, with terms of five years from delivery from the yard. There was no gain on termination of charters in 2013.

Operating expenses

(in thousands of $)	2014	2013
Vessel operating expenses	119,470	105,534
Depreciation	67,393	58,436
Vessel impairment charge	11,800	—
Administrative expenses	7,609	7,549
	206,272	171,519

Vessel operating expenses consist of payments to Frontline Management of $6,500 per day for each vessel chartered to the Frontline Charterers, in accordance with the vessel management agreements. In addition, vessel operating expenses include operating and occasional voyage expenses for the container vessels, drybulk carriers and car carriers operated on a time-charter basis and managed by related and unrelated parties, and also voyage expenses for the two Suezmax tankers currently operating on voyage charters.

Vessel operating expenses increased by $13.9 million from 2013 to 2014. The increase was largely due to the $17.0 million increase in voyage and other operating costs of the two Suezmax tankers, which commenced operating on voyage charters in September 2013, and also to the $2.9 million in operating costs for the additional two container vessels and two drybulk carriers operating under time charters in 2014. The increase was partly offset by the $5.9 million reduction in payments to Frontline Management associated with disposals in 2013 and 2014 of five time-chartered VLCCs, one Suezmax tanker and one OBO.

Depreciation expenses relate to the vessels on charters accounted for as operating leases and on voyage charters. The increase from 2013 to 2014 is primarily due to the delivery of 11 container vessels and two drybulk carriers in 2014.

During 2014, a review of the carrying value of long-lived assets indicated that the carrying value of our five 2,800 TEU container vessels was impaired and an impairment charge was taken. No vessel impairment charge was recorded in 2013.

Administrative expenses, which include salaries, office costs, and fees for professional and administrative services, were substantially unchanged from 2013 to 2014.

Interest income

Interest income increased from $30.1 million in 2013 to $40.5 million in 2014, mainly as a result of interest received on refunded shipyard instalment payments relating to four canceled newbuilding contracts, interest receivable on loan notes from Frontline in connection with the termination in November 2013 of the charters on Front Champion and Golden Victory, and interest receivable on the new shareholder's loan to SFL Linus (see Note 16: Investment in Associated Companies).

Interest expense

(in thousands of $)	2014	2013
Interest on US$ floating rate loans	25,163	25,816
Interest on NOK floating rate bonds due 2014	1,137	4,246
Interest on NOK floating rate bonds due 2017	6,094	6,981
Interest on NOK floating rate bonds due 2019	6,675	—
Interest on 8.5% Senior Notes due 2013	—	2,963
Interest on 3.75% convertible bonds due 2016	4,688	4,688
Interest on 3.25% convertible bonds due 2018	11,375	10,459
Swap interest	19,486	20,742
Other interest	192	25
Amortization of deferred charges	11,271	11,305
	86,081	87,225

At December 31, 2014, the Company and its consolidated subsidiaries had total debt outstanding of $1.7 billion (2013: $1.7 billion) comprised of $196 million (NOK1,464 million) net outstanding principal amount of NOK floating rate bonds (2013: $165 million, NOK1,001 million), $125 million net outstanding principal amount of 3.75% convertible bonds (2013: $125 million), $350 million net outstanding principal amount of 3.25% convertible bonds (2013: $350 million) and $1.1 billion under floating rate secured long term credit facilities (2013: $1.1 billion). The average three-month US$ London Interbank Offered Rate, or LIBOR, was 0.23% in 2014 and 0.27% in 2013. Total interest expense was substantially unchanged from 2013 to 2014, in line with total debt levels.

The decrease in interest payable on the NOK floating rate bonds due 2014 is due to their redemption in April 2014. The decrease in interest payable on the NOK floating rate bonds due 2017 is due to repurchases in 2013, which are being held as treasury bonds. The decrease in interest payable on the 8.5% Senior Notes due 2013 is due to their redemption in March 2013. The increase in interest payable on the NOK floating rate bonds due 2019 and the 3.25% convertible bonds due 2018 is due to their issue dates, in March 2014 and January 2013, respectively.

At December 31, 2014, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $1.3 billion of floating rate debt at a weighted average rate excluding margin of 3.41% per annum (2013: $1.2 billion of floating rate debt fixed at a weighted average rate excluding margin of 3.40% per annum).

As reported above, four ultra-deepwater drilling units and two chartered-in container vessels were accounted for under the equity method in 2014 and 2013. Their non-operating expenses, including interest expenses, are not included above, but are reflected in "Equity in earnings of associated companies" below.

Other non-operating items

Other non-operating items amounted to a net loss of $10.2 million (2013: net gain of $0.8 million). The net loss in 2014 consists of $7.7 million adverse mark-to-market valuation adjustments to financial instruments, $7.2 million cash payments on non-designated interest rate swaps, $1.4 million other costs (mainly bank and loan commitment fees), partly offset by a gain of $6.1 million on disposal of investment in an associated company. The net gain in 2013 consisted of $8.0 million favorable mark-to-market valuation adjustments to financial instruments, offset by $2.7 million cash payments on non-designated interest rate swaps, a loss of $1.2 million on the purchase of 8.5% Senior Notes and NOK denominated bonds, and $3.3 million other costs.

Equity in earnings of associated companies

During 2013 and 2014, the Company had certain wholly-owned subsidiaries accounted for under the equity method, as discussed in Note 16 of the consolidated financial statements included herein. The total equity in earnings of associated companies in 2014 was $5.3 million more than in 2013, due to $12.4 million in earnings from the newbuilding harsh environment jack-up drilling rig West Linus delivered in April 2014, partly offset by reduced direct financing lease income on three ultra-deepwater drilling units and the termination of arrangements for chartering in two container vessels - see Note 16.

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

Two container vessels chartered in on long-term bareboat charter and four ultra-deepwater drilling units (one of which was a newbuilding delivered in February 2014) were accounted for under the equity method during 2013 and 2012. The operating revenues of the wholly-owned subsidiaries owning these assets are included under "equity in earnings of associated companies", where they are reported net of operating and non-operating expenses.

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

The $6.1 million reduction in lease interest income from 2012 to 2013 is due to the inherent reduction over time in the amount of total lease receipts which are allocated to lease interest income, and also to the sale in 2013 of two VLCCs (Front Champion and Golden Victory), one Suezmax tanker (Front Pride) and one OBO (Front Guider) and in 2012 of four OBOs, all of which were previously direct financing lease assets chartered to the Frontline Charterers. In addition, two Suezmax tankers (Glorycrown and Everbright) were transferred in 2013 from sales-type leases to operating leases, when the purchaser of these vessels defaulted on their payment obligations.

The reduction in finance lease service revenue reflects the above sales of vessels in 2013 and 2012, which had been direct financing lease assets chartered to the Frontline Charterers on a time-charter basis.

In 2012 we earned $52.2 million under the profit sharing arrangements with the Frontline Charterers. In 2013 we had no earnings under these arrangements, due to the poor state of the tanker market during the year. We did, however, earn $0.8 million under a new profit sharing agreement relating to four Handysize drybulk carriers chartered to UFC.

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

In 2012, we had four offshore supply vessels, two chemical tankers, one jack-up drilling rig, two 1,700 TEU container vessels, five 2,800 TEU container vessels and three non-double hull VLCCs operating under bareboat charters. The 19% decrease in bareboat charter revenues in 2013 is due to the termination in April 2012 of the bareboat charters on the five 2,800 TEU container vessels and their transfer to time charters, and the disposals of the three non-double hull VLCCs, two in 2012 and one in 2013.

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

Cash flows arising from direct financing and sales-type leases

The following table analyzes our cash flows from the direct financing and sales-type leases with the Frontline Charterers, Deep Sea and NCS during 2013 and 2012, and shows how they are accounted for:

(in thousands of $)	2013	2012
Charterhire payments accounted for as:
Direct financing and sales-type lease interest income	59,616	65,715
Finance lease service revenues	54,236	64,766
Direct financing and sales-type lease repayments	51,220	58,571
Total direct financing and sales-type lease payments received	165,072	189,052

Gain on sale of assets

Gains of $18.0 million were recorded in 2013 on the disposals of the three VLCCs Edinburgh, Front Champion and Golden Victory, the Suezmax tanker Front Pride and the OBO Front Guider. Two non-double hull VLCCs and four OBOs were sold in 2012, with gains totaling $25.7 million.

Gain on termination of charters

There was no gain on termination of charters in 2013. In 2012, a gain of $21.7 million was recorded, equal to the fair value of the compensation received when we agreed to terminate the long-term bareboat charter agreements with Horizon Lines, LLC relating to five 2,800 TEU container vessels.

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

Administrative expenses, which include salaries, office costs, and fees for professional and administrative services, were reduced from 2012 to 2013, primarily due to a decrease in staff related costs, including reduced amortization of stock based compensation.

Interest income

Interest income increased by $2.9 million in 2013, mainly as a result of investments made in 2012 and 2013 in available-for-sale securities, and interest on loan notes received from Horizon Lines, LLC in 2012 and 2013 and from Frontline in 2013.

Interest expense

(in thousands of $)	2013	2012
Interest on US$ floating rate loans	25,816	36,234
Interest on NOK floating rate bonds due 2014	4,246	5,006
Interest on NOK floating rate bonds due 2017	6,981	1,507
Interest on 8.5% Senior Notes due 2013	2,963	23,197
Interest on 3.75% convertible bonds due 2016	4,688	4,688
Interest on 3.25% convertible bonds due 2018	10,459	—
Swap interest	20,742	18,340
Other interest	25	13
Amortization of deferred charges	11,305	5,866
	87,225	94,851

At December 31, 2013, the Company and its consolidated subsidiaries had total debt outstanding of $1.7 billion (2012: $1.8 billion) comprised of $165 million (NOK1,001 million) net outstanding principal amount of NOK floating rate bonds (2012: $186 million, NOK1,036 million), $125 million net outstanding principal amount of 3.75% convertible bonds (2012: $125 million), $350 million net outstanding principal amount of 3.25% convertible bonds (2012: $nil) and $1.1 billion under floating rate secured long term credit facilities (2012: $1.3 billion). The $248 million net principal amount of 8.5% Senior Notes outstanding at December 31, 2012, was fully repaid in March 2013. The average three-month US$ LIBOR, was 0.27% in 2013 and 0.43% in 2012. The overall decrease in interest expense is due to reduced debt levels.

The decrease in interest payable on the NOK floating rate bonds due 2014 is due to repurchases during 2012, which were being held as treasury bonds. The decrease in interest payable on the 8.5% Senior Notes is due to their redemption in March 2013. The increase in interest payable on the NOK floating rate bonds due 2017 and the 3.25% convertible bonds is due to their issue dates, in October 2012 and January 2013, respectively.

At December 31, 2013, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $1.2 billion of floating rate debt at a weighted average rate excluding margin of 3.40% per annum (2012: $1.0 billion of floating rate debt fixed at a weighted average rate excluding margin of 3.35% per annum).

Amortization of deferred charges was $5.4 million higher in 2013 than 2012, principally due to the amortization over five years of the $20.7 million equity component of the $350 million convertible bonds issued in January 2013 (see Note 19: Long -term debt). There was also an increase due to some accelerated loan repayments made in 2013.

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

Equity in earnings of associated companies

During 2012 and 2013, the Company had certain wholly-owned subsidiaries accounted for under the equity method, as discussed in Note 16 of the consolidated financial statements included herein. The total equity in earnings of associated companies in 2013 was $15.3 million less than in 2012, due to reduced direct financing lease income on three ultra-deepwater drilling units and increased loan interest expenses on related credit facilities.

Liquidity and Capital Resources

We operate in a capital intensive industry.  Our purchase of the tankers in the initial transaction with Frontline was financed through a combination of debt issuances, a deemed equity contribution from Frontline and borrowings from commercial banks.  Our subsequent acquisitions have been financed through a combination of our own equity and term loans and revolving credit facilities from commercial banks.  Providers of such borrowings generally require that the loans be secured by mortgages against the assets being acquired, and at December 31, 2014, substantially all of our vessels and drilling units are pledged as security. However, in common with many other companies, we also have unsecured borrowings as shown below. Providers of unsecured financing do so on the basis of the company's assets and liabilities, cash flows, operating results and other factors, all of which affect the terms on which such unsecured financing is available. In general, unsecured financing is more expensive than borrowings secured against collateral.

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

Our long-term liquidity requirements include funding the equity portion of investments in new vessels, and repayment of long-term debt balances, including those relating to the following loan agreements of the Company and its consolidated subsidiaries:

-	3.75% convertible senior unsecured bonds due 2016

-	3.25% convertible senior unsecured bonds due 2018

-	NOK600 million senior unsecured bonds due 2017

-	NOK900 million senior unsecured bonds due 2019

-	$53 million secured term loan facility due 2017

-	$49 million secured term loan and revolving credit facility due 2018

-	$54 million secured term loan facility due 2018

-	$95 million secured term loan and revolving credit facility due 2018

-	$167 million secured term loan and revolving credit facility due 2018

-	$45 million secured term loan and revolving credit facility due 2019

-	$75 million secured term loan facility due 2019

-	$20 million secured term loan facility due 2019

-	$43 million secured term loan facility due 2019

-	$43 million secured term loan facility due 2020

-	$101 million secured term loan facility due 2020

-	$128 million secured term loan facility due 2021

-	$128 million secured term loan facility due 2022

-	$171 million secured loan facility due 2022

-	$39 million secured term loan facility due 2022

-	$55 million secured securities financing agreement

Our long-term liquidity requirements also include repayment of the following long-term loan agreements of our equity-accounted subsidiaries:

-	$390 million secured term loan and revolving credit facility due 2018

-	$375 million secured term loan and revolving credit facility due 2019

-	$475 million secured term loan and revolving credit facility due 2019

At December 31, 2014, substantially all of our vessels and rigs were pledged as security against borrowings, apart from two 1,700 TEU container vessels built in 2005.

At April 9, 2015, we had no remaining contractual commitments relating to newbuilding contracts.

We expect that we will require additional borrowings or issuances of equity in the long term to meet our capital requirements.

As of December 31, 2014, we had cash and cash equivalents of $51 million (2013: $59 million). In the year ended December 31, 2014, we generated cash of $132 million from operations and used $22 million in investing activities and $118 million net in financing activities.

During the year ended December 31, 2014, we paid four dividends totaling $1.63 per common share (2013: three dividends totaling $1.17), or a total of $152 million (2013: $109 million). All dividends paid in 2014 and 2013 were cash payments. Dividends paid in 2012 included an accelerated fourth quarter dividend in addition to the regular third quarter dividend, both of which were paid on December 28, 2012.

Borrowings

As of December 31, 2014, we had total short-term and long-term debt outstanding of $1.7 billion (2013: $1.7 billion).  In addition, as of December 31, 2014, our wholly-owned subsidiaries SFL Deepwater Ltd., or SFL Deepwater, SFL Hercules Ltd., or SFL Hercules, and SFL Linus Ltd., or SFL Linus, had long term debt of $303 million, $284 million, and $451 million, respectively (2013: $387 million, $383 million and $nil, respectively). These three subsidiaries are accounted for using the equity method, as was our previously wholly-owned subsidiary SFL West Polaris Limited, or SFL West Polaris, and their outstanding long-term debt is not included in the long-term debt shown on our consolidated balance sheet.

The following table presents an overall summary of our borrowings as at December 31, 2014:

	December 31, 2014
(in millions of $)	Outstanding balance on loan	Net amount available to draw
Unsecured borrowings:
3.75% convertible bonds due 2016	125.0	—
NOK600 million bonds due 2017	76.5	—
3.25% convertible bonds due 2018	350.0	—
NOK900 million bonds due 2019	119.3	—
Total unsecured borrowings	670.8	—
Loan facilities secured with mortgages on vessels and rigs, including newbuildings	1,061.7	112.0
Loan facilities secured against investments in securities	—	—
Total borrowings of Company and consolidated subsidiaries	1,732.5	112.0
Equity accounted subsidiaries: Loan facilities secured with mortgages on vessels and rigs	1,038.3	50.0
Total borrowings	2,770.8	162.0

As of December 31, 2014, there was $112.0 million net available to draw under secured revolving credit facilities. Additionally, our equity-accounted subsidiaries had net amounts of $50.0 million available to draw under secured revolving credit facilities as of December 31, 2014.

In April 2006, five subsidiaries entered into a $210 million secured term loan facility with a syndicate of banks.  The proceeds of the facility were used to partly fund the acquisition of five newbuilding container vessels.  The loan agreement was amended and restated in April 2012 in connection with the termination of the original charters of the vessels to Horizon Lines, LLC. The facility bore interest at LIBOR plus a margin, had a term of 12 years from original drawdown and was secured by the subsidiaries' assets. The facility was non-recourse to Ship Finance International Limited, as the holding company did not guarantee this debt.  However, as part of the amended agreement, Ship Finance International Limited indirectly guaranteed that revenues received by the vessel-owning subsidiaries over the remaining term of the loan would achieve certain minimum levels for each vessel, limited to $25 million in aggregate. At December 31, 2014, the outstanding amount under this facility was $171 million, and the performance guarantee had been reduced to $3 million in aggregate. In January 2015, the performance guarantee became exhausted and in February 2015, we reached an agreement with the financing parties whereby the five vessels were transferred to unrelated third parties and we ceased to have any further commitments under this facility.

In February 2008, a subsidiary entered into a $30 million secured revolving credit facility with a bank. The proceeds of the facility were used to partially fund the acquisition of the container vessel SFL Europa. At December 31, 2014, the outstanding amount under this facility was $3 million. The facility bore interest of LIBOR plus a margin and had a term of seven years. In January 2015, we prepaid all outstanding amounts and the facility was canceled.

In March 2008, two subsidiaries entered into a $49 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers. In June 2011, the facility was amended, whereby part of the facility is available on a revolving basis. At December 31, 2014, the outstanding amount under this facility was $28 million, and the available amount under the revolving part of the facility was fully drawn. The facility bears interest of LIBOR plus a margin and has a term of ten years. The facility contains a minimum value covenant and is secured by the subsidiaries' assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees 30% of the outstanding debt. The facility contains covenants that require us to maintain certain minimum levels of free cash and adjusted book equity ratios.

In February 2010, a subsidiary entered into a $43 million secured term loan facility with a bank. The proceeds of the facility were used to partially finance the Suezmax tanker Glorycrown. At December 31, 2014, the amount outstanding under the facility was $29 million. The facility bears interest of LIBOR plus a margin and originally had a term of approximately five years. In November 2014, the terms of the loan were amended and restated, and the facility now matures in November 2019.
The facility is secured by the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2010, a subsidiary entered into a $43 million secured term loan facility with a bank. The proceeds of the facility were used to partially finance the Suezmax tanker Everbright. At December 31, 2014, the amount outstanding under this facility was $29 million. The facility bears interest of LIBOR plus a margin and originally had a term of five years. In March 2015, the terms of the loan were amended and restated, and the facility now matures in March 2020. The facility is secured by the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2010, we entered into a $725 million secured term loan and revolving credit facility with a syndicate of banks for the financing of 26 vessels chartered to Frontline. Twelve of the vessels have since been sold, and at December 31, 2014, the facility related to the remaining 14 vessels. At December 31, 2014, the amount outstanding under this facility was $72 million, and the available amount under the revolving part of the facility was $112 million. The facility bore interest at LIBOR plus a margin and had a term of five years. In February 2015, we prepaid all outstanding amounts and the facility was canceled.

In November 2010, two subsidiaries entered into a $54 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two Supramax drybulk carriers. At December 31, 2014, the amount outstanding under this facility was $38 million. The facility bears interest at LIBOR plus a margin and has a term of eight years. The facility is secured by the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2011, we issued $125 million senior unsecured convertible bonds due 2016, all of which was outstanding at December 31, 2014. Interest on the bonds is fixed at 3.75% per annum. The bonds are convertible into our common shares at any time up to ten banking days prior to February 10, 2016. The conversion price at the time of issuance was $27.05 per share, representing a 35% premium on the share price at the time. Dividend distributions made since the issuance of the bonds have reduced the conversion price to $17.98 per share.

In February 2011, a subsidiary entered into a $95 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of the jack-up drilling rig Soehanah. At December 31, 2014, the amount outstanding under this facility was $58 million, and the available amount under the revolving part of the facility was fully drawn. The facility bears interest at LIBOR plus a margin and has a term of seven years. The facility is secured against the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2011, three subsidiaries entered into a $75 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of three Supramax drybulk carriers. At December 31, 2014, the amount outstanding under this facility was $57 million. The facility bears interest at LIBOR plus a margin and has a term of approximately eight years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under the charters attached to the vessels or one year prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In May 2011, eight subsidiaries entered into a $171 million secured loan facility with a syndicate of banks. The facility is supported by China Export & Credit Insurance Corporation, or SINOSURE, which has provided an insurance policy in favor of the banks for part of the outstanding loan. The facility is secured by one 1,700 TEU container vessel and seven Handysize drybulk carriers. At December 31, 2014, the amount outstanding under this facility was $134 million. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The facility is secured against the subsidiaries' assets and a guarantee from Ship Finance International Limited.

In June 2011, we entered into a $55 million secured securities financing agreement with a bank. The facility may be used to fund up to 50% of the acquisition cost of securities we may acquire from time to time, subject to certain conditions. The facility bears interest at LIBOR plus a margin and will be secured against the relevant securities. The facility contains a covenant that requires us to maintain a minimum value of the securities held as collateral. At December 31, 2014, there was no amount outstanding under the facility.

In July 2011, five subsidiaries entered into a $167 million secured term loan and revolving credit facility agreement with a syndicate of banks for the financing of five VLCCs chartered to Frontline. Two of the vessels were sold in 2013 and the facility is now secured against the three remaining vessels. At December 31, 2014, the outstanding amount under this facility was $72 million, and the available amount under the revolving part of the facility was fully drawn. The facility bears interest at LIBOR plus a margin and has a term of six years. The facility is secured by the vessel-owning subsidiaries' assets and a guarantee from Ship Finance International Limited. The facility contains covenants that require us to maintain a minimum aggregate value of the vessels as collateral and also certain minimum levels of free cash, working capital and adjusted book equity ratios.

In October 2012, we issued NOK600 million senior unsecured bonds. The bonds bear interest at the three month Norwegian Interbank Offered Rate, or NIBOR, plus a margin and are redeemable in full in October 2017. Subsequent to the issue of the bonds, we have made net purchases of bonds with principal amounts totaling NOK28 million, which are being held as treasury bonds. At December 31, 2014, the amount outstanding was NOK572 million, equivalent to $77 million. The bonds may, in their entirety, be redeemed at our option from April 19, 2017, upon giving bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest.

In November 2012, two subsidiaries entered into a $53 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two car carriers. At December 31, 2014, the outstanding amount under this facility was $44 million. The facility bears interest at LIBOR plus a margin and has a term of five years from drawdown. The facility is secured against the subsidiaries' assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels or six months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In January 2013, we issued $350 million senior unsecured convertible bonds due 2018, all of which was outstanding at December 31, 2014. Interest on the bonds is fixed at 3.25% per annum. The bonds are convertible into our common shares at any time up to two business days prior to February 1, 2018. The conversion price at the time of issuance was $21.945 per share, representing a 33% premium on the share price at the time. Dividend distributions made since the issuance of the bonds have reduced the conversion price to $18.1555 per share. In conjunction with the bond issue, we have loaned up to 6,060,606 of our common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their positions. The shares lent by the Company were borrowed from Hemen Holding Ltd., our largest shareholder.

In March 2014, we issued NOK900 million senior unsecured bonds. The bonds bear interest at NIBOR plus a margin and are redeemable in full in March 2019. Subsequent to the issue of the bonds, we have made net purchases of bonds with principal amounts totaling NOK8 million, which are being held as treasury bonds. At December 31, 2014, the amount outstanding was NOK892 million, equivalent to $119 million. The bonds may, in their entirety, be redeemed at our option from September 19, 2018, upon giving bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest.

In June 2014, seven subsidiaries entered into a $45 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of seven 4,100 TEU container vessels. At December 31, 2014, the amount outstanding under this facility was $45 million, and the available amount under the revolving part of the facility was fully drawn. The facility bears interest at LIBOR plus a margin and has a term of five years. The facility is secured against the subsidiaries' assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels, or six months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In August 2014, six subsidiaries entered into a $101 million secured term loan facility, to refinance a $149 million secured term loan facility which matured in August 2014 and a $77 million secured term loan facility which was due to mature in January 2015. Those two facilities were repaid in full, and the new $101 million facility is secured against the six offshore supply vessels which previously provided security for the repaid facilities. The $101 million facility bears interest at LIBOR plus a margin and has a term of approximately five years. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. At December 31, 2014, the amount outstanding under this facility was $99 million.

In September 2014, two subsidiaries entered into a $20 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two 5,800 TEU container vessels. At December 31, 2014, the amount outstanding under this facility was $20 million. The facility bears interest at LIBOR plus a margin and has a term of five years. The facility is secured against the subsidiaries' assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In September 2014, two subsidiaries entered into a $128 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding 8,700 TEU container vessels, which were delivered in September and November 2014, respectively. At December 31, 2014, the amount outstanding under this facility was $126 million. The facility bears interest at LIBOR plus a margin and has a term of seven years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or from the fifth anniversary of the drawdown under the facility, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In November 2014, two subsidiaries entered into a $128 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding 8,700 TEU container vessels, which were delivered in January 2015. At December 31, 2014, the amount outstanding under this facility was $nil. The facility bears interest at LIBOR plus a margin and has a term of seven years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or six months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In December 2014, two subsidiaries entered into a $39 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two Kamsarmax drybulk carriers. At December 31, 2014, the amount outstanding under this facility was $36 million. The facility bears interest at LIBOR plus a margin and has a term of approximately eight years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or 12 months prior to expiry of the charters, whichever fall earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In May 2013, our equity-accounted subsidiary SFL Hercules entered into a $375 million secured term loan and revolving credit facility with a syndicate of banks. The facility was drawn in June 2013 and the proceeds were used to fund the acquisition of the ultra deepwater drilling rig West Hercules from SFL Deepwater. At December 31, 2014, the amount outstanding under the facility was $284 million, and the available amount under the revolving part of the facility was $50 million. The facility bears interest at LIBOR plus a margin, has a term of six years and is secured against the assets of SFL Hercules. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $85 million of the debt. The new facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also contains covenants that require Seadrill to maintain certain minimum levels of liquidity, current ratios, interest cover ratios and adjusted equity ratios and a maximum leverage ratio.

In October 2013, our equity-accounted subsidiary SFL Deepwater entered into a $390 million secured term loan and revolving credit facility with a syndicate of banks. The facility was drawn in November 2013 and the proceeds were used to refinance the outstanding balance under a $1.4 billion facility, which had been established in 2008 to partly fund the acquisition of two newbuilding ultra deepwater drilling rigs, West Taurus and West Hercules, and for general corporate purposes. During 2013, West Hercules was transferred to our equity-accounted subsidiary SFL Hercules and the new $390 million facility is secured against the drilling rig West Taurus. At December 31, 2014, the amount outstanding under the new facility was $303 million, and the available amount under the revolving part of the facility was fully drawn. The new facility bears interest at LIBOR plus a margin, has a term of five years and is secured against the subsidiary's assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $85 million of the debt. The new facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also contains covenants that require Seadrill to maintain certain minimum levels of liquidity, current ratios, interest cover ratios and adjusted equity ratios and a maximum leverage ratio.

In October 2013, our equity-accounted subsidiary SFL Linus entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks. The proceeds of the facility were used to finance the acquisition of the newbuilding harsh environment jack-up drilling rig West Linus, which was delivered in February 2014. At December 31, 2014, the amount outstanding under the facility was $451 million, and the available amount under the revolving part of the facility was fully drawn. The facility bears interest at LIBOR plus a margin, has a term of approximately five years and is secured against the subsidiary's assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $90 million of the debt. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also contains covenants that require Seadrill to maintain certain minimum levels of liquidity, current ratios, interest cover ratios and adjusted equity ratios and a maximum leverage ratio.

We are in compliance with all loan covenants as at December 31, 2014.  Deep Sea Supply Plc., Deep Sea Supply BTG B.V., and Seadrill are also in compliance with all loan covenants in the facilities discussed above as at December 31, 2014. At December 31, 2014, the three-month U.S. dollar LIBOR was 0.256% and the three-month Norwegian kroner NIBOR was 1.48%.

Minimum Value Covenants

Most of our loan facilities are secured with mortgages on vessels and rigs. At December 31, 2014, we had borrowings totaling $1.4 billion with minimum value covenants which are tested on a regular basis, including $1.0 billion borrowings in wholly-owned subsidiaries accounted for under the equity method. These borrowings were secured against 32 vessels and rigs which had combined charter-free market values totaling approximately $2.7 billion. A reduction of 10% in charter-free market values in 2015 would not result in any material reduction in availability on revolving credit facilities, after scheduled loan repayments and prepayments in the year.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates. At December 31, 2014, the Company and its consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $1,001 million, whereby variable LIBOR interest rates excluding additional margins are swapped for fixed interest rates between 0.80% per annum and 6.00% per annum. We had also entered into interest rate/ currency swap contracts, related to our bonds denominated in Norwegian kroner, with notional principal amounts of NOK600 million ($105 million) and NOK900 million ($151 million), respectively, whereby variable NIBOR interest rates including additional margin are swapped for fixed interest rates of 6.06% per annum and 6.03% per annum, respectively, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK5.69 = $1 and NOK5.96 = $1, respectively. In addition, one equity-accounted subsidiary had entered into interest rate swaps with a combined notional principal amount of $224 million at rates excluding margin of between 1.77% and 2.01% per annum. Approximately $0.2 billion of the above swaps were in excess of related debt at December 31, 2014, as a result of NOK denominated bonds purchased and held as treasury bonds, one of the swaps commencing in December 2016 and another of the swaps commencing in January 2017. Thus, the overall effect of our swaps is to fix the interest rate on approximately $1.3 billion of our floating rate debt at December 31, 2014, at a weighted average interest rate of 5.16% per annum including margin.

The effect of the above swap contracts is to substantially reduce our exposure to interest rate and exchange rate fluctuations, further analysis of which is presented in Item 11 "Quantitative and Qualitative Disclosures about Market Risk".

In addition to the above interest rate and currency swap contracts at December 31, 2014, in January 2015 we entered into an interest rate swap contract with an initial notional principal of $55.3 million which commences in January 2017. At the date of this report, we were not party to any other derivative contracts.

Equity

In 2014, we issued a total of 144,000 new shares in order to satisfy options exercised by three directors, one officer and two employees of the Company. The exercise price of the options averaged $6.44 per share, resulting in a premium on issue of $0.8 million. No other shares were issued and sold in the year ended December 31, 2014.

In November 2006, the Board of Directors approved a share option scheme, permitting the directors to grant options in the Company's shares to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, with a corresponding amount credited to additional paid in capital (see Note 22 to the consolidated financial statements). The additional paid in capital arising from share options granted was $29,000 in the year ended December 31, 2014 (2013: $0.2 million).

In 2014, an officer of the Company exercised options and in lieu of issuing new shares the Company made a payment of $1.2 million, equal to the intrinsic value of the options on the date of exercise. These amounts are accounted for as a repurchase of the Company's shares and the payment is recorded as a reduction of additional paid-in capital.

The Company has accounted for the acquisition of vessels from Frontline at Frontline's historical carrying value.  The difference between the historical carrying value and the net investment in the lease (i.e. the fair value of the vessel at the inception of the lease) has been recorded as a deferred deemed equity contribution. This deferred deemed equity contribution is presented as a reduction in the net investment in finance leases in the balance sheet and results from the related party nature of both the transfer of the vessels and the subsequent finance leases.  The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the new lease arrangement, as lease payments are applied to the principal balance of the lease receivable. In the year ended December 31, 2014, we credited contributed surplus with $5 million of such deemed equity contributions (2013: $20 million). The unamortized balance of deferred deemed equity contributions at December 31, 2014, is $87 million (2013: $106 million).

Following the above transactions, as of December 31, 2014, our issued and fully paid share capital balance was $93 million, our additional paid in capital was $285 million and our contributed surplus balance was $586 million.

In March 2015, the Company issued a further 39,000 new shares in order to satisfy options exercised by two officers and two employees. The exercise price was $10.71 per share, resulting in a total premium on issue of $0.4 million.

Contractual Commitments

At December 31, 2014, we had the following contractual obligations and commitments:

	Payment due by period
	Less than 1 year	1–3 years	3–5 years	After 5 years	Total
	(in millions of $)
3.75% unsecured convertible bonds due 2016	—	125.0	—	—	125.0
NOK600 million senior unsecured bonds due 2017	—	76.5	—	—	76.5
3.25% unsecured convertible bonds due 2018	—	—	350.0	—	350.0
NOK900 million senior unsecured bonds due 2019	—	—	119.3	—	119.3
Floating rate long-term debt	182.4	189.9	368.3	321.1	1,061.7
Floating rate long-term debt in unconsolidated subsidiaries	107.2	195.3	589.5	146.3	1,038.3
Total debt repayments	289.6	586.7	1,427.1	467.4	2,770.8
Total interest payments (1)	107.9	172.7	77.7	12.4	370.7
Total vessel purchases (2)	85.0	—	—	—	85.0
Total contractual cash obligations	482.5	759.4	1,504.8	479.8	3,226.5

(1)
Interest payments are based on the existing borrowings of both fully consolidated and equity-accounted subsidiaries. It is assumed that no further refinancing of existing loans takes place and that there is no repayment on revolving credit facilities. Interest rate swaps have not been included in the calculation. The interest has been calculated using the five year U.S. dollar swap of 1.5080%, the five year NOK swap of 1.4478% and the exchange rate of NOK7.9880 = $1 as of April 8, 2015, plus agreed margins. Interest on fixed rate loans is calculated using the contracted interest rates.

(2)	Vessel purchase commitments relate to the two newbuilding 8,700 TEU container vessels which were delivered in January 2015.

Research and development, patents and licenses etc.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

Trend information

Our charters with the Frontline Charterers provide that daily rates decline over the terms of the charters, as discussed in Item 4.B “Our Fleet”.

Vessel prices have generally declined since their peak in 2008, although there was a brief upturn in the middle of 2010. The high level of ordering in 2013, when building prices for new vessels were low, was followed by a 15% decrease in ordering in 2014. Newbuilding prices increased in the first half of the year, but this increase was reversed in the second half. Accordingly, newbuilding prices remain low by historical standards, and below 2011 levels. Prices for second-hand vessels remained generally at low levels for most of 2014, with fluctuations for different types of vessels reflecting charter rates. Accordingly, during 2014 prices for second-hand drybulk vessels decreased by 15-25%, while prices for modern second-hand oil tankers increased by up to 30%. Prices for second-hand container vessels were on average unchanged.

The spot market for tanker operators strengthened over the course of 2014, with charter rates in December at their highest since 2010. This strength continued into the first quarter of 2015 and, with fleet growth in 2015 expected to be no more than 2% and some tankers being used for floating storage, it is thought that 2015 could see further increases in fleet utilization and charter rates. However, the oil price has become more volatile than in recent years, and unless global oil demand picks up sufficiently there will have to be a downward adjustment in oil supply, which would adversely impact on charter rates. As ever, the main factor that could improve the fundamentals for the tanker markets is a sustained higher level of growth in the world economy. Our tanker vessels on charter to the Frontline Charterers are subject to long term charters that provide for both a fixed base charter-hire and profit sharing payments that apply once the applicable Frontline Charterer earns daily rates from our vessels that exceed certain levels. If rates for vessels chartered on the spot market increase, our profit sharing revenues will likewise increase for those vessels operated by the Frontline Charterers in the spot market. We also have two Suezmax tankers currently employed in the spot market, which will benefit directly from possible continued strength in spot charter rates.

For drybulk carriers, 2014 was weaker than 2013, although still an improvement on 2012, which saw the weakest market in some 26 years with capacity supply well in excess of demand. Charter rates are expected to remain at low levels in 2015, with both fleet capacity and tonnage demand forecast to increase by around 5%. Although drybulk trade has increased at an average rate in excess of 5% per annum over the past ten years, which includes the financial crisis in 2009, fleet capacity has grown by more than 8% per annum over the same period, as expectations of growth in China and other developing countries, coupled with optimism over the speed of economic recovery in Europe, led to excessive ordering from shipyards. China accounts for approximately 40% of world tonnage demand, and the market for 2015 will depend critically on China's economic growth rate, which in turn is significantly dependent on worldwide economic growth, predicted to be slightly stronger than in 2014.

Charter rates for container vessels continued at low levels for most of 2014, although rates for vessels above 9,000 TEU strengthened towards the end of the year, partly as a result of extra demand from the U.S. linked to West Coast port congestion. With growth in demand predicted to be more or less matched by increased capacity, it is expected that 2015 will be another difficult year for the containership industry. Again, it is a return to higher economic growth rates, particularly in the United States and Europe, which is needed before demand levels can rise sufficiently to reduce the current excess capacity and enable charter rates to increase.

The unexpected reduction in the oil price which occurred in 2014 will clearly reduce demand for offshore drilling units, just at a time when deliveries of newbuildings are scheduled to increase capacity. Many offshore activities will not be viable at the current price of below $60 per barrel, and if the price stays at this level it is inevitable that day rates for drilling units will decline from their recent record high levels. Our units all have long-term fixed rate charters, so we do not expect to be exposed to short and medium-term market fluctuations.

Interest rates have been at historically low levels since 2009, and are expected to remain low throughout 2015, based on the forward interest rate curve. However, as the tentative economic recovery becomes more established, it is thought that interest rates could start increasing from 2016 onwards. We have effectively hedged most of our interest exposure on our floating rate debt through swap agreements with banks. Several of our charter contracts also include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding loan relating to the asset, effectively transferring the interest rate exposure to our counterparty under the charter contract.

Off balance sheet arrangements

At December 31, 2014, we are not party to any arrangements which may be considered to be off balance sheet arrangements.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors and the Chief Executive Officer and the Chief Financial Officer of our wholly owned subsidiary Ship Finance Management AS, who are responsible for overseeing our management.

Name	Age	Position
Hans Petter Aas	69	Director, Chairman of the Board and Audit Committee member
Kate Blankenship	50	Director of the Company and Chairperson of the Audit Committee
Cecilie A. Fredriksen	31	Director of the Company
Paul Leand	48	Director of the Company
Harald Thorstein	35	Director of the Company
Ole B. Hjertaker	48	Chief Executive Officer of Ship Finance Management AS
Harald Gurvin	40	Chief Financial Officer of Ship Finance Management AS

Under our constituent documents, we are required to have at least one independent director on our Board of Directors whose consent will be required to file for bankruptcy, liquidate or dissolve, merge or sell all or substantially all of our assets.

Certain biographical information about each of our directors and executive officers is set forth below.

Hans Petter Aas has served as a director of the Company since August 2008 and as Chairman of the Board since January 2009.  He has served on the Audit Committee since 2010. Mr. Aas has a long career as banker in the international shipping and offshore market, and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR in August 2008. He joined DnB NOR (then Bergen Bank) in 1989, and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance. Mr. Aas is also a director of Deep Sea Supply Plc., Knightsbridge Tankers Ltd., Knutsen Offshore Tankers ASA, Knutsen NYK Offshore Partners, Solvang ASA and Gearbulk Holding Limited.

Kate Blankenship has served as a director of the Company since October 2003. Mrs. Blankenship served as the Company's Chief Accounting Officer and Company Secretary from October 2003 to October 2005. Mrs. Blankenship has served as a director of Frontline since August 2003, Golar LNG Limited since July 2013, Golden Ocean since November 2004, Seadrill since May 2005, Archer Limited since August 2007, Golar LNG Partners LP since September 2007, Independent Tankers Corporation Limited since February 2008, Frontline 2012 Ltd. since December 2011, NADL since February 2011, Seadrill Partners LLC since 2012 and Avance Gas Holdings Limited since October 2013. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales.

Cecilie Astrup Fredriksen has served as a director of the Company since 2008. Ms. Fredriksen is the daughter of Mr. John Fredriksen and is currently employed by Frontline Corporate Services in London and serves as a director on several boards including Archer Limited, and NADL. Ms. Fredriksen received a BA in Business and Spanish from the London Metropolitan University in 2006.

Paul Leand has served as a director of the Company since 2003.  Mr. Leand is the Chief Executive Officer and Director of AMA Capital Partners LLC, or AMA, an investment bank specializing in the maritime industry. From 1989 to 1998 Mr. Leand served at the First National Bank of Maryland where he managed the Bank's Railroad Division and its International Maritime Division. He has worked extensively in the U.S. capital markets in connection with AMA's restructuring and mergers and acquisitions practices. Mr. Leand serves as a member of American Marine Credit LLC's Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund I, a private equity fund formed and managed by AMA. Mr. Leand is also a director of Seadrill and NADL.

Harald Thorstein has served as a director of the Company since September 2011. Mr. Thorstein is currently employed by Frontline Corporate Services in London, prior to which he was employed in the Corporate Finance division of DnB NOR Markets, specializing in the offshore and shipping sectors. Mr. Thorstein has an MSc in Industrial Economics and Technology Management from the Norwegian University of Science and Technology. Mr. Thorstein has served as a director of Seadrill Partners LLC since 2012, NADL since 2013, Golden Ocean since 2014, Frontline 2012 since 2014, and as Chairman of the Board of Directors of Deep Sea Supply Plc. since May 2013.

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

B. COMPENSATION

During the year ended December 31, 2014, we paid to our directors and executive officers aggregate cash compensation of $3.2 million including an aggregate amount of $0.05 million for pension and retirement benefits.  We reimburse directors for reasonable out of pocket expenses incurred by them in connection with their service to us.

In addition to cash compensation, during 2014 we also recognized an expense of $29,000 relating to stock options issued to certain of our directors and employees. During 2014, 224,000 options were exercised, 10,000 options were forfeited and no options were issued, bringing the total outstanding options at December 31, 2014, to 189,000.  In March 2015, a further 39,000 options were exercised. All outstanding options have vested, and they expire between July 2015 and March 2016. The exercise price of the options is currently between $10.29 and $13.88 per share, and shall be reduced from time to time by the amount of any future dividend declared with respect to the common shares.

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

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in our common shares as of April 9, 2015, are as follows:

Director or Officer	Beneficial interest in Common Shares of $1.00 each	Additional interest in options to acquire Common Shares which have vested	Percentage of Common Shares Outstanding
Hans Petter Aas	25,000	—	*
Paul Leand	60,334	—	*
Kate Blankenship	12,711	—	*
Cecilie A. Fredriksen	—	—	*
Harald Thorstein	—	—	*
Ole B. Hjertaker	79,211	80,000	*
Harald Gurvin	—	25,000	*

*    Less than one percent.

Share Option Scheme

In November 2006, our Board of Directors approved the Ship Finance International Limited Share Option Scheme. The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the Company per share in the period from the date of grant until the date the options are exercised. In 2014, three directors, one officer and two employees exercised options to acquire 144,000 shares at prices which averaged $6.44 per share, and we issued 144,000 new shares in order to satisfy the exercised options. Also in 2014, an officer exercised options to acquire 80,000 shares, and in lieu of issuing new shares the Company made a payment to him equal to the intrinsic value of the options on the date of exercise. In March 2015, two officers and two employees exercised options to acquire a total of 39,000 shares at a price of $10.71 per share, and we issued 39,000 new shares to satisfy the exercised options.

Details of options to acquire common shares in the Company by Directors and officers as of April 9, 2015, were as follows:

	Number of options
Director or Officer	Total	Vested	Exercise price	Expiration Date
Ole B. Hjertaker	80,000	80,000	$13.88	March 2016
Harald Gurvin	25,000	25,000	$13.88	March 2016

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Ship Finance International Limited is indirectly controlled by another corporation (see below). The following table presents certain information as at April 9, 2015, regarding the ownership of our Common Shares with respect to each shareholder whom we know to beneficially own more than five percent of our outstanding Common Shares.

Owner	Number of Common Shares	Percent of Common Shares
Hemen Holding Ltd. (1)	26,179,293	28.02%
Farahead Investment Inc. (1)	7,900,000	8.45%

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

As at April 9, 2015, the Company had 399 holders of record in the United States. We had a total of 93,443,000 Common Shares outstanding as of April 9, 2015.

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

B. RELATED PARTY TRANSACTIONS

The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the NYSE in June 2004. A significant proportion of our assets were acquired from Frontline in 2004. The majority of our business continues to be transacted through contractual relationships between us and the following related parties, being companies in which Hemen and companies associated with Hemen have a significant direct or indirect interest:

-	Frontline (including the Frontline Charterers)

-	Frontline 2012 Limited ("Frontline 2012")

-	Seadrill

-	NADL

-	Deep Sea

-	Golden Ocean

-	Golar LNG Limited ("Golar")

-	UFC

From September 2014, Golar ceased to be a related party to the Company, following disassociation through the sale of shares held by a company associated with Hemen.

As of April 9, 2015, we charter 17 double-hull vessels to the Frontline Charterers under long-term capital leases, most of which were given economic effect from January 1, 2004.  At December 31, 2014, the balance of net investments in capital leases to the Frontline Charterers was $682 million (2013: $829 million) of which $30 million (2013: $36 million) represents short-term maturities. On December 30, 2011, amendments were made to the charter agreements relating to these vessels, in terms of which the Company received a compensation payment of $106 million and agreed to a $6,500 per day reduction in the time charter rate of each vessel for the period from January 1, 2012, to December 31, 2015. Thereafter, the charter rates revert to the previously agreed daily amounts. The leases were amended to reflect the compensation payment received and the reduction in future minimum lease payments to be received.

Prior to December 31, 2011, the Frontline Charterers paid the Company a profit sharing rate of 20% of their earnings above average threshold charter rates on a TCE basis from their use of the Company's fleet each fiscal year.  The amendments to the charter agreements made on December 30, 2011, increased the profit sharing percentage to 25% for future earnings above those threshold levels. Of the $106 million compensation payment received, $50 million represents a non-refundable advance relating to the 25% profit sharing agreement. The Company earned and recognized no profit sharing revenue under these arrangements in the years ended December 31, 2014, 2013 and 2012.

The amendments to the charter agreements additionally provide that during the temporary reduction in charter rates, the Frontline Charterers will pay the Company 100% of any earnings on a TCE basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day per vessel. In the year ended December 31, 2014, we earned and recognized $33 million revenue under this arrangement, which is also reported under "Profit sharing revenues" (2013: $nil; 2012: $52 million).

As of April 9, 2015, we charter two of our drilling units to the Seadrill Charterers under long-term capital leases, both of which are owned by equity-accounted subsidiaries. At December 31, 2014, the balance of net investments in capital leases to the Seadrill Charterers was $855 million (2013: $1,479 million), of which $67 million (2013: $169 million) represents short-term maturities.

In July 2013, we entered into an agreement to acquire a harsh environment jack-up drilling rig from a subsidiary of NADL for a total acquisition cost of $600 million. The rig was delivered to us in February 2014 and leased back to a subsidiary of NADL on a bareboat charter in excess of 15 years, which includes four purchase options in favor of the subsidiary and a sale option in our favor at the end of the charter period. At December 31, 2014 the balance of the net investment in the capital lease to the subsidiary was $574 million, of which $44 million represents short-term maturities. The obligations under the bareboat charter were originally guaranteed by NADL. In February 2015, amendments were made to the bareboat charter, whereby Seadrill replaced NADL as charter guarantor.

The ultra deepwater drillship West Polaris is owned by SFL West Polaris, which was a wholly-owned subsidiary accounted for using the equity method. In December 2014, Seadrill advised us of its intention to exercise a purchase option, and the transaction was effected as the sale of that company on December 30, 2014. We recorded a gain of $6.1 million on the sale of our investment in the subsidiary. Ship Finance will continue to guarantee part of the debt in SFL West Polaris relating to the drillship, against a full indemnity from Seadrill. At December 31, 2014, the commitment under the guarantee was $94 million. In January 2015, the commitment under the guarantee reduced to $88 million.

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

As of April 9, 2015, two of our six offshore supply vessels chartered to subsidiaries of Deep Sea under long-term leases are accounted for as capital leases, with the remaining four being operating leases. At December 31, 2014, the balance of net investments in capital leases to subsidiaries of Deep Sea was $65 million (2013: $74 million), of which $7 million (2013: $9 million) represents short-term maturities. At December 31, 2014, the net book value of operating assets leased to subsidiaries of Deep Sea was $97 million (2013: $107 million).

As of April 9, 2015, we charter five of our drybulk carriers to subsidiaries of UFC under short-term operating leases. At December 31, 2014, we chartered four drybulk carriers to UFC, and the net book value of operating lease assets leased to subsidiaries of UFC was $102 million (2013: $106 million). The charter agreements for these vessels include profit sharing arrangements, whereby we earn a 50% share of profits earned by the vessels above threshold levels. In the year ended December 31, 2014, we earned and recognized $1.1 million under these arrangements (2013: $0.8 million; 2012: $nil).

We pay Frontline Management a management fee of $6,500 per day per vessel for all vessels chartered to the Frontline Charterers, apart from certain vessels where the fee is suspended while they are sub-chartered on a bareboat basis. We also have six container vessels, 14 drybulk carriers, two car carriers and two Suezmax tankers operating on time-charters or in the spot market, for which the supervision of the technical management is sub-contracted to Frontline Management. In the year ended December 31, 2014, management fees payable to Frontline Management amounted to $48 million (2013: $54 million; 2012: $66 million). The management fees are classified as vessel operating expenses.

The operating management of six container vessels and 14 drybulk carriers operating on time-charters is sub-contracted to Golden Ocean. In the year ended December 31, 2014, fees payable to Golden Ocean amounted to approximately $0.8 million (2013: $0.7 million; 2012: $0.5 million).

We have an administrative services agreement with Frontline Management under which they provide us with certain administrative support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. In the year ended December 31, 2014, we paid Frontline Management $0.5 million for these services (2013: $0.4 million; 2012: $0.5 million).

We paid a commission of 1% to Frontline Management in respect of all payments received in respect of the five year sales-type leases on the Suezmax tankers Glorycrown and Everbright. This arrangement ended in September 2013, when the leases were terminated, following which we agreed to pay Frontline a management fee of 1.25% of chartering revenues. In 2014, $0.3 million was paid to Frontline Management pursuant to the new arrangement. Under the old arrangement $0.1 million was paid in 2013 and $0.1 million was paid in 2012.

We pay fees to Frontline Management for the management supervision of some of our newbuildings, which in 2014 amounted to approximately $2.9 million (2013: $2.4 million; 2012: $2.1 million).

In November 2014 we sold the VLCCs Front Comanche, Front Commerce and Front Opalia to an unrelated third party. Termination fees totaling approximately $59 million were received from Frontline for the early termination of the related charters, consisting of approximately $11 million in cash compensation and $48 million in amortizing loan notes bearing interest at 7.25% receivable over the approximately eight remaining years of the cancelled leases. The loan notes were recorded at their initial fair value of approximately $39 million.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

We and our ship-owning subsidiaries are routinely party, as plaintiff or defendant, to claims and lawsuits in various jurisdictions for demurrage, damages, off hire and other claims and commercial disputes arising from the operation of their vessels, in the ordinary course of business or in connection with acquisition activities. We believe that resolution of such claims will not have a material adverse effect on our operations or financial conditions.

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

We have paid the following cash dividends in 2010, 2011, 2012, 2013 and 2014:

Payment Date	Amount per Share
2010
January 27, 2010	$0.30
March 30, 2010	$0.30
June 10, 2010	$0.33
September 30, 2010	$0.35
December 30, 2010	$0.36

2011
March 29, 2011	$0.38
June 29, 2011	$0.39
September 29, 2011	$0.39
December 29, 2011	$0.39

2012
March 28, 2012	$0.30
June 28, 2012	$0.39
September 28, 2012	$0.39
December 28, 2012	$0.39
December 28, 2012	$0.39	(1)

2013
June 28, 2013	$0.39
September 27, 2013	$0.39
December 30, 2013	$0.39

2014
March 28, 2014	$0.40
June 30, 2014	$0.41
September 30, 2014	$0.41
December 30, 2014	$0.41

(1)	This dividend was an accelerated dividend in respect of the fourth quarter of 2012.

On February 26, 2015, our Board of Directors declared a dividend of $0.42 per share which was paid in cash on March 27, 2015.

B. SIGNIFICANT CHANGES

None

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

The Company's common shares were listed on the NYSE on June 15, 2004, and commenced trading on that date under the symbol "SFL".

The following table sets forth, for each of the five most recent full financial years, the high and low closing prices for the common shares on the NYSE.

Fiscal year ended December 31	High	Low
2014	$19.82	$13.11
2013	$17.78	$14.35
2012	$17.56	$9.34
2011	$22.43	$8.66
2010	$22.84	$13.81

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low closing prices for the common shares on the NYSE.

Fiscal year ended December 31, 2014	High	Low
First quarter	$19.20	$15.95
Second quarter	$19.26	$16.80
Third quarter	$19.82	$16.92
Fourth quarter	$17.39	$13.11

Fiscal year ended December 31, 2013	High	Low
First quarter	$17.71	$15.96
Second quarter	$17.78	$14.35
Third quarter	$16.47	$14.59
Fourth quarter	$17.15	$15.36

The following table sets forth, for the most recent six months, the high and low closing prices for the common shares on the NYSE.

	High	Low
March 2015	$15.92	$14.45
February 2015	$16.01	$14.36
January 2015	$14.85	$13.91
December 2014	$16.80	$13.11
November 2014	$17.39	$16.55
October 2014	$17.19	$15.18

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not Applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum of Association of the Company has previously been filed as Exhibit 3.1 to the Company's Registration Statement on Form F-4 (Registration No. 333-115705) filed with the SEC on May 25, 2004, and is hereby incorporated by reference into this Annual Report.

At our 2013 Annual General Meeting the shareholders voted to amend our Bye-laws, principally those governing General Meetings, proceedings of the Board of Directors and delegation of its powers. These amended Bye-laws of the Company as adopted by shareholders on September 20, 2013, are filed as Exhibit 1.3 to this annual report on Form 20-F.

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

C. MATERIAL CONTRACTS

The Company has not entered into any new material contracts since January 1, 2014, other than those entered in the ordinary course of business.

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

As discussed below, for the 2014 taxable year we believe the Company satisfied the Publicly-Traded Test, since on more than half the days in the taxable year we believe the Company's common shares were primarily and regularly traded on an established securities market in the United States, namely the NYSE.

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

The Publicly-Traded Test also requires our common shares be "regularly traded" on an established securities market.  Under the Treasury Regulations, our common shares are considered to be "regularly traded" on an established securities market if shares representing more than 50% of our outstanding common shares, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on the market, referred to as the "listing threshold." The Treasury Regulations further require that with respect to each class of stock relied upon to meet the listing threshold (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, which is referred to as the "trading frequency test", and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year (as appropriately adjusted in the case of a short taxable year), which is referred to as the "trading volume test."  Even if we do not satisfy both the trading frequency and trading volume tests, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if our common shares are traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in our common shares.

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

For our 2014 taxable year, we do not believe that we were subject to the 5 Percent Override Rule and, therefore, we believe that we satisfied the Publicly-Traded Test. There are, however, factual circumstances beyond our control that could cause the Company to lose the benefit of the Section 883 exemption and thereby become subject to U.S. federal income tax on its U.S. source shipping income.  For example, Hemen owned approximately 36% of our outstanding common shares as of December 31, 2014.  There is, therefore, a risk that the Company could no longer qualify for exemption under Section 883 for a particular taxable year if other 5% Shareholders were, in combination with Hemen, to own 50% or more of the outstanding common shares of the Company on more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances as to the tax-exempt status of the Company or any of its subsidiaries.

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

We intend to take the position that we were not treated as a PFIC for our 2014 taxable year. For the 2015 taxable year and future taxable years, depending upon the relative amount of income we derive from our various assets as well as their relative fair market values, it is possible that we may be treated as a PFIC.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund", which election we refer to as a QEF Election. As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common shares, as discussed below, and which election we refer to as a Mark-to-Market Election. In any event, if we were to be treated as a PFIC for any taxable year ending on or after December 31, 2014, a U.S. Holder would be required to file an annual report with the Internal Revenue Service for that year with respect their holding in our common shares.

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

F. DIVIDENDS AND PAYING AGENTS

Not Applicable.

G. STATEMENT BY EXPERTS

Not Applicable.

H. DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, or the Exchange Act, as amended. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the public reference facilities maintained by the SEC at its principal office in Washington, D.C. 20549.  The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at our principal executive offices at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda HM 08. Our filings are also available on our website at www.shipfinance.bm. This web address is provided as an inactive textual reference only. Information on our website does not constitute part of this annual report.

I. SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate risk and currency swaps to manage currency risks. We may enter into derivative instruments from time to time for speculative purposes.

At December 31, 2014, the Company had entered into combined currency and interest rate swap contracts with a total notional principal of NOK600 million ($105 million), to hedge against fluctuations in interest and exchange rates on our NOK600 million floating rate unsecured bonds due 2017. Under these contracts, variable NIBOR interest rates including additional margin is swapped for fixed interest at an average of 6.06%, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK5.69 = $1. These contracts expire in October 2017 and we estimate that we would pay $30 million to terminate them as of December 31, 2014 (2013: $9 million).

Similarly, at December 31, 2014, the Company had entered into combined currency and interest rate swap contracts with a total notional principal of NOK900 million ($151 million), to hedge against fluctuations in interest and exchange rates on our NOK900 million floating rate unsecured bonds due 2019. Under these contracts, variable NIBOR interest rates including additional margin is swapped for fixed interest at an average of 6.03%, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK5.96 = $1. These contracts expire in March 2019 and we estimate that we would pay $35 million to terminate them as of December 31, 2014 (2013: $nil).

At December 31, 2014, the Company and its consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $1,001 million at rates excluding margin over LIBOR of between 0.80% per annum and 6.00% per annum. In addition, one equity-accounted subsidiary had entered into interest rate swaps with a combined notional principal amount of $224 million at rates excluding margin over LIBOR of between 1.77% per annum and 2.01% per annum. The swap agreements mature between March 2015 and April 2023, and we estimate that we would pay $41 million to terminate these agreements as of December 31, 2014 (2013: pay $35 million).

Approximately $0.2 billion of the above swaps were in excess of related debt at December 31, 2014, as a result of NOK bonds purchased and held as treasury bonds, one of the swaps commencing in December 2016 and another of the swaps commencing in January 2017. Thus, the overall effect of our swaps is to fix the interest rate on approximately $1.3 billion of our floating rate debt at December 31, 2014, at a weighted average interest rate of 5.16% per annum including margin.

Several of our charter contracts contain interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on the outstanding loan, effectively transferring the interest rate exposure to the counterparty under the charter contract. At December 31, 2014, a total of $1.1 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity accounted subsidiaries. Of this, approximately $0.2 billion was also subject to interest rate swaps entered into for the benefit of the charterer, with the balance of $0.9 billion remaining on a floating rate basis.

At December 31, 2014, our net exposure, including equity-accounted subsidiaries, to interest rate fluctuations on our outstanding debt was $86 million, compared with $207 million at December 31, 2013. Our net exposure to interest fluctuations is based on our total of $2.3 billion floating rate debt outstanding at December 31, 2014, less the $1.3 billion notional principle of our interest rate swaps and the $0.9 billion outstanding floating rate debt subject to interest adjustment clauses under charter contracts. A one per-cent change in interest rates would thus increase or decrease interest expense by $0.9 million per year as of December 31, 2014 (2013: $2.1 million).

In addition to the above interest rate and currency swap contracts at December 31, 2014, in January 2015, we entered into an interest rate swap contract with an initial notional principal of $55.3 million which commences in January 2017. At the date of this report, we were not party to any other derivative contracts.

The Company may in the future enter into short-term TRS arrangements relating to our own shares and bonds or securities in other companies.

Apart from our NOK600 million and NOK900 million floating rate bonds, which have been hedged, the majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

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

None.

ITEM 15.	CONTROLS AND PROCEDURES

a)	Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) and 15(d)-15(e) of the Exchange Act, management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2014. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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
Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission published in its report entitled Internal Control-Integrated Framework (2013).

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act, as of December 31, 2014. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2014.

c)	Attestation report of the registered public accounting firm

MSPC, Certified Public Accountants and Advisors, a Professional Corporation, our independent registered public accounting firm, has issued their attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2014. Such report appears on page F-2.

d)	Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that our Audit Committee has one Audit Committee Financial Expert. Kate Blankenship is an independent Director and is the Audit Committee Financial Expert.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics that applies to all entities controlled by us and our employees, directors, officers and agents of the Company. We have posted our code of ethics on our website at www.shipfinance.bm. We will provide any person, free of charge, with a copy of our code of ethics upon written request to our registered office.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2014 and 2013 was MSPC. The following table sets forth the fees related to audit and other services provided by MSPC.

	2014	2013
Audit Fees (a)	$540,000	$564,500
Audit-Related Fees (b)	$117,000	$107,000
Tax Fees (c)	—	—
All Other Fees (d)	$50,149	$52,336
Total	$707,149	$723,836

(a)	Audit Fees
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

(e)	Audit Committee's Pre-Approval Policies and Procedures
Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X, that require the Board of Directors to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2014 and 2013 were approved by the Board of Directors pursuant to the pre-approval policy.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

No shares have been repurchased by the Company since January 2006.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-44 are filed as part of this annual report:

Financial Statements: Ship Finance International Limited

ITEM 19.               EXHIBITS

Number	Description of Exhibit
1.1*
Memorandum of Association of Ship Finance International Limited (the "Company"), incorporated by reference to Exhibit 3.1 of the Company's Registration Statement, SEC File No. 333-115705, filed on May 21, 2004 (the "Original Registration Statement").

1.2*	Amended and Restated Bye-laws of the Company, as adopted on September 28, 2007, incorporated by reference to Exhibit 1 of the Company's 6-K filed on October 22, 2007.

1.3	Amended and Restated Bye-laws of the Company, as adopted on September 20, 2013.

2.1*	Form of Common Stock Certificate of the Company, incorporated by reference to Exhibit 4.1 of the Company's Original Registration Statement.

4.1*	Form of Performance Guarantee dated January 1, 2004, issued by Frontline Ltd, incorporated by reference to Exhibit 10.3 of the Company's Original Registration Statement.

4.2*	Amendment No. 4 to Performance Guarantee dated January 1, 2004, incorporated by reference to Exhibit 4.3 of the Company's 2009 Annual Report as filed on Form 20-F on April 1, 2010.

4.3*	Form of Time Charter, incorporated by reference to Exhibit 10.4 of the Company's Original Registration Statement.

4.4*	Form of Vessel Management Agreements, incorporated by reference to Exhibit 10.5 of the Company's Original Registration Statement.

4.5*	Form of Charter Ancillary Agreement dated January 1, 2004, incorporated by reference to Exhibit 10.6 of the Company's Original Registration Statement.

4.6*	Addendum No. 6 to Charter Ancillary Agreement dated January 1, 2004, incorporated by reference to Exhibit 4.8 of the Company's 2009 Annual Report as filed on Form 20-F on April 1, 2010.

4.7*	Amendments dated August 21, 2007, to the Charter Ancillary Agreements, incorporated by reference to Exhibit 4.8 of the Company's 2007 Annual Report as filed on Form 20-F on March 17, 2008.

4.8*	New Administrative Services Agreement dated November 29, 2007, incorporated by reference to Exhibit 4.10 of the Company's 2007 Annual Report as filed on Form 20-F on March 17, 2008.

4.9*	Share Option Scheme, incorporated by reference to Exhibit 2.2 of the Company's 2006 Annual Report as filed on Form 20-F on July 2, 2007.

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

4.14*
Indenture by and among the Company, U.S. Bank National Association and Deutsche Bank Trust Company Americas, dated January 30, 2013, incorporated by reference to the Company's report on Form 6-K filed on February 4, 2013.

4.15*
First Supplemental Indenture by and among the Company, U.S. Bank National Association and Deutsche Bank Trust Company Americas, dated January 30, 2013, incorporated by reference to the Company's report on Form 6-K filed on February 7, 2013.

4.16*
Bond Agreement relating to Ship Finance International Limited Callable Senior Unsecured Bond Issue 2012/2017, dated October 16, 2012, incorporated by reference to the Company's Annual Report filed on Form 20-F on March 28, 2014.

4.17*
Bond Agreement relating to Ship Finance International Limited Callable Senior Unsecured Bond Issue 2014/2019, dated March 17, 2014, incorporated by reference to the Company's Annual Report filed on Form 20-F on March 28, 2014.

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

SHIP FINANCE INTERNATIONAL LIMITED
(Registrant)

Date:	April 9, 2015	By:	/s/ Harald Gurvin
Harald Gurvin
Principal Financial Officer

Ship Finance International Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Ship Finance International Limited

We have audited the accompanying consolidated balance sheets of Ship Finance International Limited and subsidiaries (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2014. We also have audited the Company's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's annual report on internal controls over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ship Finance International Limited and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/S/ MSPC
Certified Public Accountants and Advisors,
A Professional Corporation
New York, New York
April 9, 2015

Ship Finance International Limited

 CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2014, 2013 and 2012
(in thousands of $, except per share amounts)

	2014	2013	2012
Operating revenues
Direct financing lease interest income - related parties	45,363	55,385	59,214
Direct financing and sales-type lease interest income - other	—	4,231	6,501
Finance lease service revenues - related parties	46,488	52,390	64,766
Finance lease service revenues - other	—	1,846	—
Profit sharing revenues - related parties	33,756	770	52,176
Time charter revenues - related parties	10,039	5,647	—
Time charter revenues - other	83,013	77,778	60,258
Bareboat charter revenues - related parties	16,364	18,324	20,701
Bareboat charter revenues - other	53,407	42,705	54,212
Voyage charter revenues - other	34,608	9,724	—
Other operating income	4,449	2,060	1,864
Total operating revenues	327,487	270,860	319,692
Gain on sale of assets and termination of charters, net	23,931	18,025	47,386
Operating expenses
Vessel operating expenses - related parties	49,170	54,916	66,455
Vessel operating expenses - other	70,300	50,618	28,459
Depreciation	67,393	58,436	55,602
Vessel impairment charge	11,800	—	—
Administrative expenses - related parties	965	439	471
Administrative expenses - other	6,644	7,110	8,471
Total operating expenses	206,272	171,519	159,458
Net operating income	145,146	117,366	207,620
Non-operating income / (expense)
Interest income – related parties, associated companies	24,464	19,575	19,575
Interest income – related parties, other	4,029	482	—
Interest income - other	11,958	10,023	7,599
Interest expense - other	(86,081)	(87,225)	(94,851)
Loss on purchase of bonds	(21)	(1,218)	(122)
Gain on sale of investment in associated company	6,055	—	—
Long-term investment impairment charge	—	—	(3,353)
Other financial items, net	(16,232)	2,003	5,876
Net income before equity in earnings of associated companies	89,318	61,006	142,344
Equity in earnings of associated companies	33,497	28,200	43,492
Net income	122,815	89,206	185,836
Per share information:
Basic earnings per share	$1.32	$1.00	$2.31
Weighted average number of shares outstanding, basic	93,331	89,508	80,594
Diluted earnings per share	$1.24	$0.99	$2.22
Weighted average number of shares outstanding, diluted	116,747	95,424	85,868
Cash dividend per share declared and paid	$1.63	$1.17	$1.86
The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31, 2014, 2013 and 2012
(in thousands of $)

	2014	2013	2012
Comprehensive income, net of tax
Net income	122,815	89,206	185,836
Fair value adjustments to hedging financial instruments	(351)	41,827	(18,407)
Fair value adjustments to hedging financial instruments in associated companies	(5)	2,897	19,561
Reclassification into net income of previous fair value adjustments to hedging financial instruments	(4,504)	2,102	27
Fair value adjustments to available for sale securities	(8,355)	699	896
Other items of comprehensive (loss)/income	(179)	(58)	67
Other comprehensive income, net of tax	(13,394)	47,467	2,144
Comprehensive income	109,421	136,673	187,980

The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited
CONSOLIDATED BALANCE SHEETS
as of December 31, 2014 and 2013
(in thousands of $)

	2014	2013
ASSETS
Current assets
Cash and cash equivalents	50,818	58,641
Available for sale securities	73,656	76,925
Trade accounts receivable	3,253	8,362
Due from related parties	152,491	13,249
Other receivables	10,488	79,301
Inventories	6,927	6,607
Prepaid expenses and accrued income	5,075	3,971
Investment in direct financing and sales-type leases, current portion	37,517	45,148
Total current assets	340,225	292,204
Vessels and equipment, net	1,377,133	1,089,616
Newbuildings	87,567	126,008
Investment in direct financing and sales-type leases, long-term portion	709,014	858,260
Investment in associated companies	53,457	40,987
Loans to related parties - associated companies, long-term	346,031	530,715
Loans to related parties - others, long-term	79,294	48,847
Other long-term assets	8,581	1,235
Deferred charges	36,958	41,478
Financial instruments (long-term): at fair value	3,294	16,633
Total assets	3,041,554	3,045,983
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	182,415	389,888
Trade accounts payable	2,432	3,502
Due to related parties	1,109	13,965
Accrued expenses	18,190	13,832
Financial instruments (short-term): at fair value	517	5,705
Other current liabilities	9,092	5,548
Total current liabilities	213,755	432,440
Long-term liabilities
Long-term debt	1,550,044	1,346,991
Financial instruments (long-term): at fair value	106,679	56,490
Other long-term liabilities	17,584	18,129
Total liabilities	1,888,062	1,854,050
Commitments and contingent liabilities
Stockholders' equity
Share capital ($1 par value; 125,000,000 shares authorized at December 31, 2014 and 2013); (93,404,000 shares issued and outstanding at December 31, 2014; 93,260,000 shares issued and outstanding at December 31, 2013).	93,404	93,260
Additional paid-in capital	285,248	285,632
Contributed surplus	586,089	581,569
Accumulated other comprehensive loss	(48,240)	(34,851)
Accumulated other comprehensive loss – associated companies	(2,284)	(2,279)
Retained earnings	239,275	268,602
Total stockholders' equity	1,153,492	1,191,933
Total liabilities and stockholders' equity	3,041,554	3,045,983
The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited
 CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2014, 2013 and 2012
(in thousands of $)

	2014	2013	2012
Operating activities
Net income	122,815	89,206	185,836
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	67,393	58,436	55,602
Vessel impairment charge	11,800	—	—
Long-term investment impairment charge	—	—	3,353
Amortization of deferred charges	11,271	11,305	5,866
Amortization of seller's credit	(1,903)	(1,983)	(1,942)
Equity in earnings of associated companies	(33,497)	(28,200)	(43,492)
Gain on sale of assets and termination of charters	(23,931)	(18,025)	(47,386)
Gain on sale of investment in associated company	(6,055)	—	—
Adjustment of derivatives to fair value recognized in net income	7,699	(7,950)	(7,959)
Loss/(gain) on repurchase of bonds	21	1,218	122
Interest receivable in form of notes	(3,197)	(2,767)	(1,779)
Other, net	(458)	(1,396)	(364)
Changes in operating assets and liabilities
Trade accounts receivable	5,109	(4,313)	(7,787)
Due from related parties	(20,634)	49,189	(51,623)
Other receivables	(9,418)	(740)	(1,067)
Inventories	(320)	(3,656)	(97)
Prepaid expenses and accrued income	(1,104)	(3,236)	(190)
Trade accounts payable	(1,095)	2,047	774
Accrued expenses	4,358	271	3,206
Other current liabilities	3,547	718	(4,503)
Net cash provided by operating activities	132,401	140,124	86,570
Investing activities
Repayments from investments in direct financing and sales-type leases	43,120	51,220	58,571
Additions to newbuildings	(202,333)	(109,337)	(90,612)
Purchase of vessels	(192,864)	—	(76,936)
Proceeds from sale of vessels and termination of charters	199,429	83,583	100,733
Net amounts (paid to)/received from associated companies	88,585	(81,308)	56,443
Proceeds from repayment of investment loan (included in other receivables)	50,000	—	—
Purchase of available for sale securities	(7,877)	(18,140)	(13,890)
Net cash (used in)/provided by investing activities	(21,940)	(73,982)	34,309
Financing activities
Proceeds from shares issued, net of issuance costs	927	128,880	89,596
Payments in lieu of issuing shares for exercised share options	(1,196)	(448)	(1,477)
Repurchase of bonds	(75,262)	(254,132)	(28,096)
Proceeds from issuance of short-term and long-term debt	733,632	705,347	259,097
Repayments of short-term and long-term debt	(616,783)	(530,186)	(318,374)
Debt fees paid	(7,460)	(8,390)	(3,989)
Cash dividends paid	(152,142)	(109,114)	(152,009)
Net cash used in financing activities	(118,284)	(68,043)	(155,252)
Net (decrease)/increase in cash and cash equivalents	(7,823)	(1,901)	(34,373)
Cash and cash equivalents at start of the year	58,641	60,542	94,915
Cash and cash equivalents at end of the year	50,818	58,641	60,542
Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	82,524	77,630	86,692
 The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2014, 2013 and 2012
(in thousands of $, except number of shares)

	2014	2013	2012
Number of shares outstanding
At beginning of year	93,260,000	85,225,000	79,125,000
Shares issued	144,000	8,035,000	6,100,000
At end of year	93,404,000	93,260,000	85,225,000
Share capital
At beginning of year	93,260	85,225	79,125
Shares issued	144	8,035	6,100
At end of year	93,404	93,260	85,225
Additional paid-in capital
At beginning of year	285,632	144,258	61,670
Payments in lieu of issuing shares	(1,196)	(448)	(1,477)
Amortization of stock based compensation	29	220	569
Shares issued	783	120,880	83,496
Equity component of convertible bond issuance, net	—	20,722	—
At end of year	285,248	285,632	144,258
Contributed surplus
At beginning of year	581,569	561,372	548,354
Amortization of deferred equity contributions	4,520	20,197	13,018
At end of year	586,089	581,569	561,372
Accumulated other comprehensive loss
At beginning of year	(34,851)	(79,421)	(62,004)
(Gain)/loss on hedging financial instruments reclassified into earnings	(4,504)	2,102	27
Fair value adjustments to hedging financial instruments	(351)	41,827	(18,407)
Fair value adjustments to available for sale securities	(8,355)	699	896
Other comprehensive income/(loss)	(179)	(58)	67
At end of year (for breakdown see below)	(48,240)	(34,851)	(79,421)
Accumulated other comprehensive loss – associated companies
At beginning of year	(2,279)	(5,176)	(24,737)
Fair value adjustment to hedging financial instruments	(5)	2,897	19,561
At end of year (consists entirely of fair value adjustments to hedging financial instruments)	(2,284)	(2,279)	(5,176)
Retained earnings
At beginning of year	268,602	288,510	254,683
Net income	122,815	89,206	185,836
Dividends declared	(152,142)	(109,114)	(152,009)
At end of year	239,275	268,602	288,510
Total stockholders' equity	1,153,492	1,191,933	994,768

Accumulated other comprehensive loss	2014	2013	2012
Fair value adjustments to hedging financial instruments	(40,965)	(36,110)	(80,039)
Fair value adjustments to available for sale securities	(7,087)	1,268	569
Other items	(188)	(9)	49
Accumulated other comprehensive loss	(48,240)	(34,851)	(79,421)
The accompanying notes are an integral part of these consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Notes to the Consolidated Financial Statements

1.	GENERAL

Ship Finance International Limited ("Ship Finance" or the "Company") is an international ship and offshore asset owning and chartering company, incorporated in October 2003 in Bermuda as a Bermuda exempted company under Bermuda Companies Law of 1981. The Company's common shares are listed on the New York Stock Exchange under the symbol "SFL". The Company is primarily engaged in the ownership, operation and chartering out of vessels and offshore related assets on medium and long-term charters.

As of December 31, 2014, the Company owned 12 very large crude oil carriers ("VLCCs"), seven Suezmax crude oil carriers, five Supramax drybulk carriers, seven Handysize drybulk carriers, two Kamsarmax drybulk carriers, 20 container vessels, two car carriers, two jack-up drilling rigs, two ultra-deepwater drilling units, six offshore supply vessels and two chemical tankers. The two ultra-deepwater drilling units and one of the jack-up drilling rigs referred to above are owned by wholly-owned subsidiaries of the Company that are accounted for using the equity method (see Note 16: Investment in Associated Companies). In addition, as at December 31, 2014, the Company had contracted to acquire two newbuilding container vessels, which were delivered in January 2015.

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

Investments in associated companies

Investments in companies over which the Company exercises significant influence but which it does not consolidate are accounted for using the equity method. The Company records its investments in equity-method investees on the consolidated balance sheets as "Investment in associated companies" and its share of the investees' earnings or losses in the consolidated statements of operations as "Equity in earnings of associated companies." At December 31, 2014, two ultra-deepwater drilling units and one jack-up drilling rig are owned by three wholly-owned subsidiaries of the Company that are accounted for using the equity method.

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

Trade accounts receivable

The amount shown as trade accounts receivable at each balance sheet date includes receivables due from customers for hire of vessels and offshore related assets, net of allowance for doubtful balances. At each balance sheet date, all potentially uncollectable accounts are assessed individually to determine any allowance for doubtful receivables. At December 31, 2014 and 2013, no provision was made for doubtful receivables.

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

Other Long-Term Investments

Other long-term investments are measured at fair value using the best available value indicators, and are included in "Other long-term assets" in the Consolidated Balance Sheets. The Company currently has two long-term investments.

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

Impairment of long-lived assets, including other long-term investments

The carrying value of long-lived assets, including other long-term investments, that are held by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For vessels, such indicators may include historically low spot charter rates and second hand vessel values. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition, taking into account the possibility of any existing medium and long-term charter arrangements being terminated early. If the future expected net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the carrying value of the asset and its fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell. The Company carried out a review of the carrying value of its vessels, drilling rigs and long-term investments in the year ended December 31, 2014, and concluded that the carrying values of five container vessels were impaired, and charges were taken against those assets. In the year ended December 31, 2012, reviews of the carrying value of long-lived assets indicated that the Company's long-term investments in shares in a container vessel owner/operator and warrants to purchase shares in a U.S. company were impaired, and charges were taken against those assets. No impairment loss was recorded in the year ended December 31, 2013.

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

In April 2014, the FASB issued Accounting Standards Update ("ASU") 2014-08 "Presentation of Financial Statements and Property, Plant and Equipment" in order to clarify and change the criteria for reporting discontinued operations. Under ASU 2014-08, the disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on the entity's operations and financial results. Additionally, ASU 2014-08 improves the definition of discontinued operations and requires expanded disclosures for discontinued operations. ASU 2014-08 is effective for annual reporting periods and interim periods beginning on or after December 15, 2014. Its adoption is not expected to have a material impact on the Company's disclosures or consolidated financial position, results of operations and cash flows.

In May 2014, the FASB issued ASU 2014-09 "Revenue from Contracts with Customers" in order to ensure that revenue recognition requirements are the same under both US GAAP and International Financial Reporting Standards ("IFRS"). ASU 2014-09 removes inconsistencies and provides a more robust framework for addressing revenue issues. ASU 2014-09 is effective for reporting periods and interim periods beginning on or after December 15, 2016. Early adoption is not permitted. The Company is currently assessing the impact of ASU 2014-09 on its consolidated financial position, results of operations and cash flows.

In August 2014, the FASB issued ASU 2014-12 "Compensation - Stock Compensation" in order to provide explicit guidance on accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. The Company's Option Scheme does not award options which are dependent on the achievement of performance targets and, accordingly, ASU 2-14-12 is not expected have a material impact on the Company's consolidated financial position, results of operations and cash flows.

In November 214, the FASB issued ASU 2014-16 "Derivatives and Hedging" in order to standardize the determination of whether the host contract in a hybrid financial instrument issued in the form of a share is more akin to debt or to equity. ASU 2014-16 requires that all terms and features of the hybrid instrument, including the embedded derivative feature itself, must be taken into account when establishing separate accounting for the embedded derivative. ASU 2014-16 is effective for fiscal years and interim periods beginning on or after December15, 2015. The Company is currently assessing the impact of ASU 2014-16 on its consolidated financial position, results of operations and cash flows.

In January 2015, the FASB issued ASU 2015-01 "Income Statement - Extraordinary and Unusual Items", which eliminates the concept of extraordinary items from U.S. GAAP. ASU 2015-01 is effective for fiscal years and interim periods beginning on or after December 15, 2015. Early adoption is permitted provided that it is applied from the beginning of the fiscal year of adoption. Its adoption is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02 "Consolidation: Amendments to the Consolidation Analysis" in order to clarify the basis for consolidation of certain legal entities. ASU 2015-02 changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. Specifically, ASU 2015-02 (i) modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities, (ii) eliminates the presumption that a general partner should consolidate a limited partnership, (iii) affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships, and (iv) provides a scope exception from consolidation guidance for reporting entities with interests in certain legal entities. ASU 2015-02 is effective for public business entities for fiscal years and interim periods beginning on or after December 15, 2015. Early adoption is permitted. The Company is currently assessing the impact of ASU 2015-02 on its consolidated financial position, results of operations and cash flows.

4.	SEGMENT INFORMATION

The Company has only one reportable segment. The Company's assets operate on a world-wide basis and the Company's management does not evaluate performance by geographical region or by asset type, as they believe that any such information would not be meaningful.

5.	LONG-TERM INVESTMENT IMPAIRMENT CHARGE

The Company monitors events and trends which could indicate that the carrying amount of its long-term investments may not be recoverable. In the year ended December 31, 2012, the Company recorded a long-term investment impairment charge of $3.4 million in respect of two investments. No long-term investment impairment charges were recorded in the year ended December 31, 2014 (2013: $nil).

During the first quarter of 2012, the Company determined that its investment in the shares of a company which is not publicly traded would not generate sufficient future cash flows to ensure that its carrying value would be fully recoverable. An impairment charge of $2.9 million was recorded, equal to the difference between the carrying value of the investment and its estimated fair value of $nil. The carrying value of this investment at December 31, 2014, is $nil (2013: $nil).

During the second quarter of 2012, the Company received warrants to purchase shares in a U.S. company, together with other assets, as part of the consideration for the Company agreeing to terminate certain long-term charter agreements (see Note 9). Although shares in the U.S. company are traded on the over-the-counter market, the warrants are not listed. The Company considers that the best method of establishing the fair value of the warrants is to calculate their value in relation to the current market price of the underlying shares, taking into account the terms, restrictions and other features of the warrants, the fundamental financial and other characteristics of the issuing company, trading characteristics of the issuing company's shares, and actual sale transactions of comparable securities completed in secondary markets. The initial fair value of these warrants was $1.7 million at the time of acquisition. A review of the fair value of this investment at the end of the second quarter of 2012 identified an impairment loss of $0.5 million, and the Company adjusted the carrying value accordingly. Subsequent reviews of the fair value of this investment have not resulted in any further impairment adjustments and the carrying value of this investment at December 31, 2014, was $1.2 million (2013: $1.2 million).

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

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31
(in thousands of $)	2014	2013	2012
Basic:
Net income available to stockholders	122,815	89,206	185,836
Diluted:
Net income available to stockholders	122,815	89,206	185,836
Interest paid on 3.75% convertible bonds	5,060	5,092	4,688
Interest paid on 3.25% convertible bonds	17,371	—	—
	145,246	94,298	190,524

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31
(in thousands)	2014	2013	2012
Basic earnings per share:
Weighted average number of common shares outstanding	93,331	89,508	80,594
Diluted earnings per share:
Weighted average number of common shares outstanding	93,331	89,508	80,594
Effect of dilutive share options	84	163	168
Effect of dilutive convertible debt	23,332	5,753	5,106
	116,747	95,424	85,868

The 3.25% convertible bonds issued in January 2013 were not dilutive at December 31, 2013.

F-17

8.	OPERATING LEASES

Rental income

The minimum future revenues to be received under the Company's non-cancelable operating leases on its vessels as of December 31, 2014, are as follows:

(in thousands of $)
Year ending December 31,
2015	176,872
2016	160,500
2017	156,990
2018	117,070
2019	83,401
Thereafter	112,947
Total minimum lease revenues	807,780

The cost and accumulated depreciation of vessels leased to third parties on operating leases at December 31, 2014 and 2013 were as follows:

(in thousands of $)	2014	2013
Cost	1,715,510	1,360,605
Accumulated depreciation	338,377	270,989
Vessels and equipment, net	1,377,133	1,089,616

An impairment charge of $11.8 million was recorded against the carrying value of five container vessels in the year ended December 31, 2014 (2013: $nil).

9.	GAIN ON SALE OF ASSETS AND TERMINATION OF CHARTERS

The Company has recorded gains on sale of assets and termination of charters as follows:

	Year ended December 31
(in thousands)	2014	2013	2012
(Loss)/ gain on sale of assets	(1,384)	18,025	25,681
Gain on termination of charters	25,315	—	21,705
Total gain on sale of assets and termination of charters	23,931	18,025	47,386

The Company distinguishes between gains on termination of charters, where ownership of the underlying vessel is retained, and gains on sale of assets, where the vessel is disposed of and there may be an associated charter termination fee paid or received for early termination of the underlying charter.

Loss on sale of vessels

During the year ended December 31, 2014, the Company realized the following losses on sales of vessels:

(in thousands of $) Vessel	Sales price	Book value	Loss
Front Comanche	38,835	39,235	(400)
Front Commerce	37,884	38,371	(487)
Front Opalia	39,363	39,860	(497)
	116,082	117,466	(1,384)

The VLCCs Front Comanche, Front Commerce and Front Opalia were accounted for as direct financing lease assets, and were sold to an unrelated party in November 2014. The above sales prices each include compensation received for early termination of the charters (see Note 23: Related Party Transactions).

During the year ended December 31, 2013, the Company sold one oil/bulk/ore carrier ("OBO"), one single-hull VLCC, two double-hull VLCCs and one Suezmax tanker to unrelated parties and realized gains of $18.0 million on their disposal.

During the year ended December 31, 2012, the Company sold four OBOs and two single-hull VLCCs to unrelated parties and realized gains of $25.7 million on their disposal.

Gain on termination of charters

In September 2010, the Company agreed five year time-charters at a net rate of approximately $14,000 per day per vessel for four 34,000 dwt Handysize drybulk carriers, which were under construction at the time. The vessels were delivered from the shipyard in the second half of 2011 and the first half of 2012, and duly commenced the agreed time-charters. In July 2012, however, the charterer stopped paying the agreed charter hire and the vessels were returned to the Company. Proceedings were initiated against the charterer to recover unpaid charter hire and the matter was settled in the year ended December 31, 2014. A gain on termination of charters amounting to $25.3 million was recorded in the year ended December 31, 2014, net of legal and other costs.

In April 2012, the Company agreed to terminate the long-term bareboat charter agreements with Horizon Lines, LLC relating to five container vessels. The Company received termination compensation consisting of second lien notes in Horizon Lines, LLC with a face value of $40.0 million, warrants exercisable into 10% of the common stock in the parent company Horizon Lines, Inc., and inventory remaining on board the vessels at the time of their redelivery. The $21.7 million aggregate fair value of these assets was recorded as a gain on termination of charters in the year ended December 31, 2012. The second lien loan notes, with an initial face value of $40.0 million, bear interest, which can be paid in cash, in the form of additional notes or a combination of cash and additional notes at the option of Horizon Lines, LLC, and mature in full in October 2016, unless previously redeemed. The notes are not listed and their estimated fair value at the time of acquisition was materially less than their face value. The fair value of the notes is determined from an analysis of projected cash flows, based on factors including the terms, provisions and other characteristics of the bonds, credit ratings and default risk of the issuing entity, the fundamental financial and other characteristics of that entity, and the current economic environment and trading activity in the debt market. The notes are being held as available for sale securities at fair value. The warrants can be exercised at any time between their issue and the 25th anniversary of the issue date. Although shares in Horizon Lines, Inc. are traded on the over-the-counter market, the warrants are not listed. The warrants are being held as a long-term investment at fair value.

10.	OTHER FINANCIAL ITEMS

Other financial items comprise the following items:

	Year ended December 31
(in thousands of $)	2014	2013	2012
Net increase/(decrease) in fair value of non-designated derivatives	(7,636)	7,726	6,493
Net cash payments on non-designated derivatives	(7,196)	(2,653)	(179)
Net increase/(decrease) in fair value of designated derivatives (ineffective portion)	(63)	224	1,466
Other items	(1,337)	(3,294)	(1,904)
Total other financial items	(16,232)	2,003	5,876

The net movement in the fair values of non-designated derivatives and net cash payments thereon relate to non-designated, terminated or de-designated interest rate swaps and cross currency interest rate swaps. The net movement in the fair values of designated derivatives relates to the ineffective portion of interest rate swaps and cross currency interest rate swaps that have been designated as cash flow hedges. Changes in the fair values of the effective portion of interest rate swaps that are designated as cash flow hedges are reported under "Other comprehensive income". The above net increase/ (decrease) in valuation of non-designated derivatives in the year ended December 31, 2014, includes $(4.5) million (2013: $2.1 million; 2012: $27,000) reclassified from "Other comprehensive income", as a result of certain interest rate swaps relating to loan facilities no longer being designated as cash flow hedges.

Other items in the year ended December 31, 2014, include a net loss of $109,000 arising from foreign currency translation (2013: $507,000 net loss; 2012: $8,000 net gain). Other items also include bank charges and fees relating to loan facilities.

11.	AVAILABLE FOR SALE SECURITIES

Marketable securities held by the Company are debt securities considered to be available-for-sale securities.

(in thousands of $)	2014	2013
Amortized cost	80,743	75,657
Accumulated net unrealized (loss)/gain	(7,087)	1,268
Carrying value	73,656	76,925

The Company's investment in marketable securities consists of investments in secured notes which mature between 2016 and 2019. The net unrealized loss on available-for-sale securities included in other comprehensive income as at December 31, 2014, was $7.1 million (2013: gain $1.3 million).

The above available for sale securities consist of listed and unlisted corporate bonds with a total carrying value of $49.9 million (2013: $56.4 million) and unlisted second lien interest-bearing loan notes with carrying value $23.7 million (2013: $20.5 million). The second lien loan notes include accumulated interest receivable, have a total face value of $59.4 million (2013: $51.4 million), and were issued by Horizon Lines, LLC as part of compensation received on termination of charters (see Note 9: Gain on sale of assets and termination of charters).

12.	TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Trade accounts receivable

Trade accounts receivable are presented net of allowances for doubtful debts. The allowance for doubtful trade accounts receivable was $nil at both December 31, 2014 and 2013. Trade accounts receivable represents charter hire outstanding, and at December 31, 2013, included a balance of $5.0 million due from a charterer which was in dispute, but which was subsequently received. As at December 31, 2014, the Company has no reason to believe that any amount included in trade accounts receivable will not be recovered through due process or negotiation.

 Other receivables

Other receivables are presented with no allowance for doubtful accounts as of December 31, 2014 and 2013. The total balance at December 31, 2013, included $50.0 million investment loans relating to the financing of the container vessels CMA CGM Magellan and CMA CGM Corte Real, which were chartered-in by wholly-owned subsidiaries accounted for using the equity method (see Note 16: Investment in Associated Companies). These loans were included in "Other receivables" at December 31, 2013, due to CMA CGM S.A. ("CMA CGM") exercising their options to acquire the vessel owning entities, upon which the loans become repayable. These loans were repaid in the first quarter on 2014. In addition, the total balance at December 31, 2013, included $24.9 million receivable on the cancellation in December 2013 of the newbuilding contract for a container vessel, which was also received in the first quarter of 2014.

13.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	2014	2013
Cost	1,715,510	1,360,605
Accumulated depreciation	338,377	270,989
Vessels and equipment, net	1,377,133	1,089,616

During 2014, the Company took delivery of two second-hand drybulk carriers at an aggregate cost of $61.8 million, nine second-hand container vessels at an aggregate cost of $127.9 million, and two newbuilding container vessels at an aggregate cost of $173.8 million. During 2013, the Company took delivery of one newbuilding drybulk carrier at an aggregate cost of $27.8 million and transferred two Suezmax tankers with a combined book value of $93.6 million from sales-type lease assets to operating lease assets.

An impairment charge of $11.8 million was recorded against the carrying value of five container vessels in the year ended December 31, 2014 (2013: $nil). The five vessels were disposed of in February 2015 (see Note 27: Subsequent Events).

Depreciation expense was $67.4 million for the year ended December 31, 2014 (2013: $58.4 million; 2012: $55.6 million).

14.	NEWBUILDINGS

The carrying value of newbuildings represents the accumulated costs which the Company has paid in purchase installments and other capital expenditures, together with capitalized loan interest. Interest capitalized in the cost of newbuildings amounted to $290,000 in 2014 (2013: $257,000; 2012: $332,000).

At December 31, 2014, there were two (2013: seven) newbuilding contracts, all for container vessels, with accumulated costs of $87.6 million (2013: $126.0 million). During 2014, two container vessels were delivered and the contracts for the acquisition of three newbuilding 4,800 TEU container vessel were cancelled. No new contracts for newbuilding vessels were agreed in the year ended December 31, 2014.

15.	INVESTMENTS IN DIRECT FINANCING LEASES

As at December 31, 2014, most (i.e. 17) of the Company's VLCCs and Suezmaxes were chartered to Frontline Shipping and Frontline Shipping II on long-term, fixed rate time charters which extend for various periods depending on the age of the vessels, ranging from approximately three to twelve years. Frontline Shipping and Frontline Shipping II are subsidiaries of Frontline, a related party, and the terms of the charters do not provide them with an option to terminate the charter before the end of its term.

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

The above 19 of the Company's assets were accounted for as direct financing leases at December 31, 2014 (2013: 22), all of which are leased to related parties.

The following lists the components of the investments in direct financing leases as at December 31, 2014, and December 31, 2013:

(in thousands of $)	2014	2013
Total minimum lease payments to be received	1,174,327	1,490,111
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(330,056)	(432,463)
Net minimum lease payments receivable	844,271	1,057,648
Estimated residual values of leased property (un-guaranteed)	239,002	278,152
Less: unearned income	(243,419)	(318,910)
	839,854	1,016,890
Less: deferred deemed equity contribution	(86,585)	(106,377)
Less: unamortized gains	(6,738)	(7,105)
Total investment in direct financing and sales-type leases	746,531	903,408
Current portion	37,517	45,148
Long-term portion	709,014	858,260
	746,531	903,408

The minimum future gross revenues to be received under the Company's non-cancellable direct financing and sales-type leases as of December 31, 2014, are as follows:

(in thousands of $) Year ending December 31
2015	117,479
2016	155,562
2017	154,626
2018	147,931
2019	135,690
Thereafter	463,039
Total minimum lease revenues	1,174,327

16.	INVESTMENT IN ASSOCIATED COMPANIES

The Company has certain wholly-owned subsidiaries which are accounted for using the equity method, as it has been determined under ASC 810 that they are variable interest entities in which Ship Finance is not the primary beneficiary.

At December 31, 2014, 2013 and 2012, the Company had the following participation in investments that are recorded using the equity method:

	2014	2013	2012
SFL West Polaris Limited	—	100.00%	100.00%
SFL Deepwater Ltd	100.00%	100.00%	100.00%
SFL Hercules Ltd	100.00%	100.00%	100.00%
SFL Linus Ltd	100.00%	100.00%	—
Bluelot Shipping Company Limited	—	100.00%	100.00%
SFL Corte Real Limited	—	100.00%	100.00%

The determination that Ship Finance is not the primary beneficiary of SFL Deepwater Ltd. ("SFL Deepwater"), SFL Hercules Ltd. ("SFL Hercules"), and SFL Linus Ltd. ("SFL Linus") is due to these subsidiaries each owning assets on which the underlying leases include both fixed price call options and fixed price put options or purchase obligations.

The determination that Ship Finance was not the primary beneficiary of SFL West Polaris Limited ("SFL West Polaris") was similarly due to this subsidiary owning an asset on which the underlying lease included both fixed price call options and a fixed price put option. Following the exercise of a purchase option, SFL West Polaris was sold in December 2014 - see below.

The determination that Ship Finance was not the primary beneficiary of Bluelot Shipping Company Limited ("Bluelot") and SFL Corte Real Limited ("Corte Real") was due to these subsidiaries, which did not own vessels, each having been incorporated specifically to participate in a three-party lease agreement, which could be effectively terminated by one of the other parties – see below. The three-party lease agreements were terminated in the first quarter of 2014.

SFL West Polaris was a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding an ultra deepwater drillship and leasing that vessel to Seadrill Polaris Ltd. ("Seadrill Polaris"), fully guaranteed by its parent company Seadrill Limited ("Seadrill"), a related party. The vessel was chartered on a bareboat basis and the terms of the charter provided the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, SFL West Polaris had a put option to sell the vessel to Seadrill Polaris at a fixed price at the end of the charter, which expired in 2023. Because the main asset of SFL West Polaris was the subject of a lease which includes both fixed price call options and a fixed price put option, it was determined that this subsidiary of Ship Finance was a variable interest entity in which Ship Finance was not the primary beneficiary. In December 2014, the parent company of the charterer advised the Company of its intention to exercise a purchase option, and the transaction was effected on December 30, 2014 as a sale of SFL West Polaris. The Company recorded a gain of $6.1 million on the sale, which was recorded as "Gain on sale of investment in associated company". In December 2012, SFL West Polaris entered into a $420 million five year term loan and revolving credit facility, which was used in January 2013 to refinance the previous $700 million facility established in 2008. At December 31, 2013, the balance outstanding under the new facility was $387.0 million. Although SFL West Polaris is no longer one of its subsidiaries, the Company continues to guarantee $94.0 million of this debt at December 31, 2014, for which it receives a guarantee commission (see Note 25: Commitments and Contingent Liabilities).

SFL Deepwater is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding two ultra deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. and Seadrill Offshore AS, fully guaranteed by their parent company Seadrill. In September 2008, SFL Deepwater entered into a $1,400 million five year term loan facility to partly finance the acquisition of the two rigs. In June 2013, SFL Deepwater transferred one of the rigs and the corresponding lease to SFL Hercules, see below, and repaid the part of the loan facility relating to that rig. Accordingly, SFL Deepwater now holds one ultra deepwater drilling rig which is leased to Seadrill Deepwater Charterer Ltd. In October 2013, SFL Deepwater entered into a $390 million five year term loan and revolving credit facility, which was used in November 2013 to refinance the previous $1,400 million loan facility. At December 31, 2014, the balance outstanding under the new facility was $303.3 million (2013: $383.3 million), and the available amount under the revolving part of the facility was fully drawn. The Company guaranteed $85.0 million of this debt at December 31, 2014 (2013: $90.0 million). The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which expires in 2023. Because the main asset of SFL Deepwater is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary.

SFL Hercules is a 100% owned subsidiary of Ship Finance, incorporated in 2012 for the purpose of holding an ultra deepwater drilling rig and leasing that rig to Seadrill Offshore AS, fully guaranteed by its parent company Seadrill. The rig was transferred, together with the corresponding lease, to SFL Hercules from SFL Deepwater in June 2013. In May 2013, SFL Hercules entered into a $375 million six year term loan and revolving credit facility to partly finance its acquisition of the rig from SFL Deepwater. The facility was drawn in June 2013, and at December 31, 2014, the balance outstanding under this facility was $283.7 million (2013: $361.2 million). At December 31, 2014, the available amount under the revolving part of the facility was $50.0 million (2013: $nil). The Company guaranteed $85.0 million of this debt at December 31, 2014 (2013: $90.0 million). Because the main asset of SFL Hercules is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation at the end of the charter, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary.

SFL Linus is a 100% owned subsidiary of Ship Finance, acquired from North Atlantic Drilling Ltd ("NADL"), a related party, in 2013. At December 31, 2013, SFL Linus held a newbuilding harsh environment jack-up drilling rig which upon delivery in February 2014 was leased to North Atlantic Linus Charterer Ltd., fully guaranteed by its parent company NADL. In October 2013, SFL Linus entered into a $475 million five year term loan and revolving credit facility to partly finance the acquisition of the rig. The facility was not utilized at December 31, 2013, but was drawn when the rig was delivered to SFL Linus and the charter commenced in February 2014. At December 31, 2014, the balance outstanding under this facility was $451.3 million, and the available amount under the revolving part of the facility was fully drawn. The Company guaranteed $90.0 million of this debt at December 31, 2014. In February 2015, amendments were made to the lease, whereby Seadrill replaced NADL as lease guarantor. Because the main asset of SFL Linus is the subject of a lease which includes both fixed price call options and a fixed price put option, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary.

Bluelot and Corte Real are 100% owned subsidiaries of Ship Finance, each incorporated in 2010 for the purpose of leasing in a 13,800 twenty-foot equivalent units ("TEU") container vessel on a bareboat charter basis, respectively the CMA CGM Magellan and the CMA CGM Corte Real, and leasing the vessel out on a time-charter basis to CMA CGM. In November and December 2013, CMA CGM exercised its options to acquire the two vessel-owning entities, and the charter agreements were terminated in January and March 2014, respectively. The business activities of Bluelot and Corte Real were discontinued upon the re-delivery of their vessels, since when they have been fully consolidated.

Summarized balance sheet information of the Company's equity method investees is as follows:

	As of December 31, 2014
(in thousands of $)	TOTAL	SFL Deepwater	SFL West Polaris	SFL Hercules	SFL Linus	Bluelot	Corte Real
Current assets	127,268	44,297	—	38,619	44,352	—	—
Non-current assets	1,324,765	397,191	—	397,226	530,348	—	—
Total assets	1,452,033	441,488	—	435,845	574,700	—	—
Current liabilities	122,861	38,376	—	32,945	51,540	—	—
Non-current liabilities (2)	1,275,715	371,147	—	391,500	513,068	—	—
Total liabilities	1,398,576	409,523	—	424,445	564,608	—	—
Total shareholders' equity	53,457	31,965	—	11,400	10,092	—	—

	As of December 31, 2013
(in thousands of $)	TOTAL	SFL Deepwater	SFL West Polaris	SFL Hercules	SFL Linus	Bluelot	Corte Real
Current assets (1)	205,916	94,981	34,412	56,886	—	9,780	9,857
Non-current assets	1,516,033	432,755	458,558	429,720	195,000	—	—
Total assets	1,721,949	527,736	492,970	486,606	195,000	9,780	9,857
Current liabilities	159,847	85,240	38,337	29,101	—	3,523	3,646
Non-current liabilities (2)	1,521,115	418,554	451,384	453,860	197,317	—	—
Total liabilities	1,680,962	503,794	489,721	482,961	197,317	3,523	3,646
Total shareholders' equity	40,987	23,942	3,249	3,645	(2,317)	6,257	6,211

(1)	Bluelot and Corte Real current assets at December 31, 2013, include $6.1 million and $6.0 million due from Ship Finance, respectively (see Note 23: Related party transactions).

(2)
SFL Deepwater, SFL Hercules and SFL Linus non-current liabilities at December 31, 2014, include $100.0 million (2013: $115.2 million), $135.3 million (2013: $120.1 million) and $110.7 million (2013: $195.0 million) due to Ship Finance (see Note 23: Related party transactions). SFL West Polaris non-current liabilities at December 31, 2013, includes $100.4 million due to Ship Finance (see Note 23: Related party transactions). In the year ended December 31, 2013, SFL Deepwater and SFL West Polaris paid dividends of $150.0 million (2014:$nil; 2012:$nil) and $73.0 million (2014: $nil; 2012:$nil), respectively.

Summarized statement of operations information of the Company's equity method investees is shown below.

	Year ended December 31, 2014
(in thousands of $)	TOTAL	SFL Deepwater	SFL West Polaris	SFL Hercules	SFL Linus	Bluelot	Corte Real
Operating revenues	108,632	24,917	22,251	24,565	33,236	1,171	2,492
Net operating revenues	105,567	24,905	22,234	24,544	33,221	232	431
Net income (3)	33,497	8,023	4,643	7,755	12,413	232	431

	Year ended December 31, 2013
(in thousands of $)	TOTAL	SFL Deepwater	SFL West Polaris	SFL Hercules	SFL Linus	Bluelot	Corte Real
Operating revenues	122,792	46,145	23,701	13,832	—	19,490	19,624
Net operating revenues	88,121	46,109	23,681	13,808	—	2,261	2,262
Net income (3)	28,200	17,747	2,324	3,645	(38)	2,261	2,261

	Year ended December 31, 2012
(in thousands of $)	TOTAL	SFL Deepwater	SFL West Polaris	Bluelot	Corte Real
Operating revenues	146,263	69,508	37,421	19,612	19,722
Net operating revenues	111,434	69,485	37,418	2,266	2,265
Net income (3)	43,492	28,243	10,719	2,266	2,264

(3)
The net income of SFL Deepwater, SFL West Polaris, SFL Hercules and SFL Linus in the year ended December 31, 2014, includes interest payable to Ship Finance amounting to $6.5 million (2013: $9.6 million; 2012: $13.1 million), $6.5 million (2013: $6.5 million; 2012: $6.5 million), $6.5 million (2013: $3.5 million; 2012: $nil) and $4.9 million (2013: $nil; 2012: $nil), respectively - see Note 23 "Related party transactions".

SFL Deepwater, SFL West Polaris, SFL Hercules and SFL Linus have loan facilities for which Ship Finance provides limited guarantees, as indicated above. These loan facilities contain financial covenants, with which Ship Finance and Seadrill must comply. As at December 31, 2014, Ship Finance and Seadrill were in compliance with all of the covenants under these long-term debt facilities.

17.	ACCRUED EXPENSES

(in thousands of $)	2014	2013
Vessel operating expenses	6,305	1,959
Administrative expenses	1,330	799
Interest expense	10,555	11,074
	18,190	13,832

18.	OTHER CURRENT LIABILITIES

(in thousands of $)	2014	2013
Deferred charter revenue	4,868	3,744
Prepaid charter income	3,114	822
Employee taxes	899	773
Other	211	209
	9,092	5,548

19.	LONG-TERM DEBT

(in thousands of $)	2014	2013
Long-term debt:
Norwegian kroner 500 million senior unsecured floating rate bonds due 2014	—	71,854
3.75% senior unsecured convertible bonds due 2016	125,000	125,000
Norwegian kroner 600 million senior unsecured floating rate bonds due 2017	76,487	92,843
3.25% senior unsecured convertible bonds due 2018	350,000	350,000
Norwegian kroner 900 million senior unsecured floating rate bonds due 2019	119,277	—
U.S. dollar denominated floating rate debt (LIBOR plus margin) due through 2021	1,061,695	1,097,182
	1,732,459	1,736,879
Less: current portion of long-term debt	(182,415)	(389,888)
	1,550,044	1,346,991

 The outstanding debt as of December 31, 2014, is repayable as follows:

(in thousands of $) Year ending December 31
2015	182,415
2016	204,218
2017	187,205
2018	582,980
2019	254,591
Thereafter	321,050
Total debt	1,732,459

The weighted average interest rate for floating rate debt denominated in U.S. dollars and Norwegian kroner ("NOK") as at December 31, 2014, was 4.98% per annum (2013: 4.86%). These rates take into consideration the effect of related interest rate swaps. At December 31, 2014, the three month dollar LIBOR was 0.256% (2013: 0.246%) and the three month Norwegian Interbank Offered Rate ("NIBOR") was 1.48% (2013: 1.69%).

NOK500 million senior unsecured bonds due 2014
On October 7, 2010, the Company issued a senior unsecured bond loan totaling NOK500.0 million in the Norwegian credit markets. The bonds bore quarterly interest at NIBOR plus a margin. Subsequent to their issue, the Company purchased bonds with principal amounts totaling NOK63.5 million prior to December 31, 2013, and a further NOK4.0 million in the first quarter of 2014, which were held as treasury bonds. All outstanding bonds were redeemed in full on April 7, 2014, partly funded by the issue in March 2014 of NOK900 million senior unsecured bonds due 2019. The net amount outstanding at December 31, 2014 was NOKnil, equivalent to $nil (2013: NOK436.5 million, equivalent to $71.9 million).

3.75% senior unsecured convertible bonds due 2016
On February 10, 2011, the Company issued a senior unsecured convertible bond loan totaling $125.0 million. Interest on the bonds is fixed at 3.75% per annum and is payable in cash semi-annually in arrears on February 10 and August 10. The bonds are convertible into Ship Finance International Limited common shares at any time up to 10 banking days prior to February 10, 2016. The conversion price at the time of issue was $27.05 per share, representing a 35% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $17.98. The Company has the right to call the bonds after March 3, 2014, if the value of the shares underlying each bond exceeds, for a specified period of time, 130% of the principal amount of the bond.

NOK600 million senior unsecured bonds due 2017
On October 19, 2012, the Company issued a senior unsecured bond loan totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on October 19, 2017. The bonds may, in their entirety, be redeemed at the Company's option from April 19, 2017, upon giving bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest. Subsequent to their issue, the Company purchased bonds with principal amounts totaling NOK36.0 million in 2013, of which NOK8.0 million were re-sold in 2014. The Company holds bonds purchased as treasury bonds. The net amount outstanding at December 31, 2014, was NOK572 million, equivalent to $76.5 million (2013: NOK564 million, equivalent to $92.8 million).

3.25% senior unsecured convertible bonds due 2018
On January 30, 2013, the Company issued a senior unsecured convertible bond loan totaling $350.0 million. Interest on the bonds is fixed at 3.25% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1, and November 1. The bonds are convertible into Ship Finance International Limited common shares at any time up to ten banking days prior to February 1, 2018. The conversion price at the time of issue was $21.945 per share, representing a 33% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $18.1555 per share. In conjunction with the bond issue, the Company loaned up to 6,060,606 of its common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. The shares that were lent by the Company were borrowed from Hemen Holding Ltd., the largest shareholder of the Company, for a one-time loan fee of $1.0 million.

As required by ASC 470-20 "Debt with conversion and other options", the Company calculated the equity component of the convertible bond, taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $20.7 million and this amount was recorded as "Additional paid-in capital", with a corresponding adjustment to "Deferred charges" which are amortized to "Interest expense" over the appropriate period. The amortization of this item amounted to $4.1 million in the year ended December 31, 2014 (2013. $3.9 million).

NOK900 million senior unsecured bonds due 2019
On March 19, 2014, the Company issued a senior unsecured bond loan totaling NOK900 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on March 19, 2019. The bonds may, in their entirety, be redeemed at the Company's option from September 19, 2018, upon giving the bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest. Subsequent to their issue, the Company purchased bonds with principal amounts totaling NOK8.0 million in 2014, which are being held as treasury bonds. The net amount outstanding at December 31, 2014, was NOK892.0 million, equivalent to $119.3 million (2013: NOKnil, equivalent to $nil).

$210 million secured term loan facility
In April 2006, five wholly-owned subsidiaries of the Company entered into a $210 million secured term loan facility with a syndicate of banks to partly fund the acquisition of five new container vessels. The terms of the loan were initially linked to long-term charters of the vessels, and the Company did not provide a corporate guarantee for the facility. In April 2012, those long-term charters were terminated and the terms of the loan agreement were amended. Although the facility continues without recourse to the Company, as part of the amended agreement the Company now guarantees that revenues received by the vessel-owning subsidiaries will achieve certain minimum levels for each vessel. This performance guarantee has been reduced to a maximum of $2.7 million in aggregate as of December 31, 2014. The facility bears interest at LIBOR plus a margin and has a term of twelve years from the date of drawdown for each vessel. The net amount outstanding at December 31, 2014, was $171.4 million (2013: $174.8 million). In January 2015, the performance guarantee became exhausted and in February 2015 agreement was reached with the lenders whereby the five vessels were transferred to new unrelated third parties and the Company ceased to have any further commitments under this facility (see Note 27: Subsequent Events).

$149 million secured term loan facility
In August 2007, five wholly-owned subsidiaries of the Company entered into a $149 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of five new offshore supply vessels, one of which was sold in January 2008. The facility relating to the remaining four vessels, which bore interest at LIBOR plus a margin and had a term of seven years, was fully repaid in the year ended December 31, 2014. In August 2014, the Company entered into a new $101 million secured term loan facility partly secured against the four vessels (see below). The net amount outstanding under the $149 million facility at December 31, 2013, was $73.9 million.

$77 million secured term loan facility
In January 2008, two wholly-owned subsidiaries of the Company entered into a $77 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of two offshore supply vessels. The facility, which bore interest at LIBOR plus a margin and had a term of seven years, was fully repaid in the year ended December 31, 2014. In August 2014, the Company entered into a new $101 million secured term loan facility partly secured against the two vessels (see below). The net amount outstanding under the $77 million facility at December 31, 2013, was $39.1 million.

$30 million secured revolving credit facility
In February 2008, a wholly-owned subsidiary of the Company entered into a $30 million secured revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of a 1,700 TEU container vessel. The facility bears interest at LIBOR plus a margin and has a term of seven years. At December 31, 2014, the available amount under the facility was fully drawn. The net amount outstanding at December 31, 2014, was $3.0 million (2013: $5.0 million). In January 2015, all outstanding amounts were prepaid and the facility was canceled.

$49 million secured term loan and revolving credit facility
In March 2008, two wholly-owned subsidiaries of the Company entered into a $49 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers. The Company has provided a limited corporate guarantee for this facility. The facility bears interest at LIBOR plus a margin and has a term of ten years. In June 2011, the terms of the facility were amended such that part of the loan was transformed into a revolving credit facility. At December 31, 2014, the amount available under the revolving part of the facility was $nil (2013: $1.9 million). The net amount outstanding at December 31, 2014, was $28.0 million (2013: $25.6 million).

$43 million secured term loan facility
In February 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of approximately five years. The facility is secured against a Suezmax tanker. In November 2014, the terms of the loan were amended and restated, and the facility now matures in November 2019. The net amount outstanding at December 31, 2014, was $29.1 million (2013: $32.0 million).

$725 million secured term loan and revolving credit facility
In March 2010, the Company entered into a $725 million secured term loan and revolving credit facility with a syndicate of banks, secured against 26 vessels chartered to Frontline. Twelve of the vessels have since been sold, and the facility is secured against the remaining 14 vessels at December 31, 2014. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years. The net amount outstanding at December 31, 2014, was $71.5 million (2013: $158.8 million). The available amount under the revolving part of the facility at December 31, 2014 was $112.0 million (2013: $119.7 million). In February 2015, all outstanding amounts were prepaid and the facility was canceled.

$43 million secured term loan facility
In March 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, secured against a Suezmax tanker. The facility bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at December 31, 2014, was $29.1 million (2013: $32.0 million). In March 2015, the terms of the loan were amended and restated, and the facility now matures in March 2020.

$54 million secured term loan facility
In November 2010, two wholly-owned subsidiaries of the Company entered into a $53.7 million secured term loan facility with a bank, secured against two Supramax drybulk carriers. The Company has provided a limited corporate guarantee for this facility. The facility bears interest at LIBOR plus a margin and has a term of eight years. The net amount outstanding at December 31, 2014, was $38.0 million (2013: $42.0 million).

$95 million secured term loan and revolving credit facility
In February 2011, a wholly-owned subsidiary of the Company entered into a $95 million secured term loan and revolving credit facility with a bank, secured against a jack-up drilling rig. The facility bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2014, was $57.5 million (2013: $47.5 million). The available amount under the revolving part of the facility at December 31, 2014 was $nil (2013: $20.0 million).

$75 million secured term loan facility
In March 2011, three wholly-owned subsidiaries of the Company entered into a $75.4 million secured term loan facility with a bank, secured against three newbuilding Supramax drybulk carriers delivered in 2011 and 2012. The facility bears interest at LIBOR plus a margin and has a term of approximately eight years. The Company has provided a limited corporate guarantee for this facility. The net amount outstanding at December 31, 2014, was $56.6 million (2013: $62.5 million).

$171 million secured term loan facility
In May 2011, eight wholly-owned subsidiaries of the Company entered into a $171.0 million secured loan facility with a syndicate of banks. The facility is supported by China Export & Credit Insurance Corporation, or SINOSURE, which provides an insurance policy in favor of the banks for part of the outstanding loan. The facility is secured against a 1,700 TEU container vessel and seven Handysize drybulk carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The net amount outstanding at December 31, 2014, was $134.2 million (2013: $146.3 million).

$55 million secured securities financing agreement
In June 2011, the Company entered into a $55 million securities financing agreement with a bank. The facility may be used to fund up to 50% of the acquisition cost of securities we may acquire from time to time, subject to certain conditions. The facility bears interest at LIBOR plus a margin and will be secured against the relevant securities. The facility had not been utilized as at December 31, 2014.

$167 million secured term loan and revolving credit facility
In July 2011, five wholly-owned subsidiaries of the Company entered into a $166.8 million secured term loan and revolving credit facility agreement with a syndicate of banks, secured against five VLCCs chartered to Frontline. The facility bears interest at LIBOR plus a margin and has a term of six years from drawdown. Two of the VLCCs were sold in 2013 and the facility now relates to the three remaining VLCCs. The net amount outstanding at December 31, 2014 was $72.2 million (2013: 74.5 million). The available amount under the revolving part of the facility at December 31, 2014 was $nil (2013: $8.0 million).

$184 million secured term loan facility
In March 2012, four wholly-owned subsidiaries of the Company entered into a $184.0 million secured loan facility with a bank secured against four newbuilding container vessels, bearing interest at LIBOR plus a margin and with a term of approximately 12 years from delivery of each vessel. The facility was for both pre- and post-delivery financing. In December 2013, the contract for one of the newbuilding vessels was cancelled, and in the year ended December 31, 2014, the contracts for the remaining three newbuilding vessels were cancelled. The net amount outstanding at December 31, 2013, was $64.4 million, relating to pre-delivery financing of installments paid to the yard for the four vessels. In the year ended December 31, 2014, the loan was repaid in full as a result of the cancellation of all four newbuilding contracts. All instalments paid to the shipyard were fully reimbursed, together with interest thereon.

$53 million secured term loan facility

In November 2012, two wholly-owned subsidiaries of the Company entered into a $53.2 million secured term loan facility with a bank, secured against two car carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at December 31, 2014 was $44.3 million (2013: $48.8 million).

$70 million secured term loan facility
In June 2013, the Company entered into a $70.0 million secured term loan facility with a syndicate of banks in order to partly finance the pre-delivery costs of the harsh-environment jack-up drilling rig West Linus, secured against the newbuilding contract for the rig. The rig was delivered in February 2014 to SFL Linus, a wholly-owned subsidiary of the Company accounted for using the equity method. Upon delivery, the $70.0 million facility was repaid in full and SFL Linus drew down against a $475 million secured term loan facility established to partly finance its acquisition of the rig (see Note 16: Investment in Associated Companies). The $70.0 million facility bore interest at LIBOR plus a margin and had a term of approximately nine months. The net amount outstanding at December 31, 2014 was $nil (2013: $70.0 million).

$45 million secured term loan and revolving credit facility
In June 2014, seven wholly-owned subsidiaries of the Company entered into a $45.0 million secured term loan and revolving credit facility with a bank, secured against seven 4,100 TEU container vessels acquired in the year ended December 31, 2014. The facility bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at December 31, 2014, was $45.0 million (2013: $nil). The available amount under the revolving part of the facility at December 31, 2014, was $nil (2013: $nil).

$101 million secured term loan facility
In August 2014, six wholly-owned subsidiaries of the Company entered into a $101.4 million secured term loan facility with a syndicate of banks, to refinance the $149 million secured term loan facility which matured in August 2014 and the $77 million secured term loan facility which was due to mature in January 2015 (see above). Those two facilities were repaid in full, and the new $101.4 million facility is secured against the six offshore supply vessels which previously provided security for the repaid facilities. The $101.4 million facility bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at December 31, 2014, was $98.7 million (2013: $nil).

$20 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $20.0 million secured term loan facility with a bank, secured against two 5,800 TEU container vessels acquired in the year ended December 31, 2014. The facility bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at December 31, 2014, was $20.0 million (2013: $nil).

$128 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $127.5 million secured term loan facility with a bank, for the post-delivery financing of two newbuilding 8,700 TEU container vessels. The vessels were delivered from the shipyard in the year ended December 31, 2014. The facility bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2014, was $126.4 million (2013: $nil).

$128 million secured term loan facility
In November 2014, two wholly-owned subsidiaries of the Company entered into a $127.5 million secured term loan facility with a bank, for the post-delivery financing of two newbuilding 8,700 TEU container vessels. The vessels were delivered from the shipyard in January 2015. The facility bears interest at LIBOR plus a margin and has a term of seven years. The facility had not been utilized as at December 31, 2014.

$39 million secured term loan facility
In December 2014, two wholly-owned subsidiaries of the Company entered into a $39.0 million secured term loan facility with a bank, secured against two Kamsarmax drybulk carriers acquired in the year ended December 31, 2014. The facility bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at December 31, 2014, was $36.4 million (2013: $nil).

The aggregate book value of assets pledged as security against borrowings at December 31, 2014, was $2,062 million (2013: $1,994 million).

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of December 31, 2014, the Company is in compliance with all of the covenants under its long-term debt facilities. The $101 million secured term loan facility entered into in August 2014 contains certain financial covenants on Deep Sea Supply Plc. and Deep Sea Supply BTG B.V. As at December 31, 2014, Deep Sea Supply Plc. and Deep Sea Supply BTG B.V. were in compliance with all covenants under the respective loan agreements.

20.	OTHER LONG-TERM LIABILITIES

(in thousands of $)	2014	2013
Unamortized sellers' credit	15,042	18,125
Other items	2,542	4
	17,584	18,129

The Company's six offshore supply vessels were acquired from Deep Sea and were chartered back to Deep Sea under bareboat charter agreements. As part of the purchase consideration, the Company received seller's credits totaling $37.0 million which are being recognized as additional bareboat revenues over the period of the charters.

Other items at December 31, 2014, includes the $2.5 million fair value of the guarantee provided by the Company to the providers of the loan facility to SFL West Polaris, following the sale of that company (see Note 16: Investment in Associated Companies).

21.	SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	2014	2013
125,000,000 common shares of $1.00 par value each	125,000	125,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	2014	2013
93,404,000 common shares of $1.00 par value each (2013: 93,260,000 shares)	93,404	93,260

The Company's common shares are listed on the New York Stock Exchange.

In the year ended December 31, 2014, the Company issued a total of 144,000 new shares in order to satisfy options exercised by three directors, one officer and two employees (2013: 35,000 new shares issued to satisfy options exercised by two employees). The weighted average exercise price of the options was $6.44 per share (2013: $5.29 per share), resulting in a premium on issue of $0.8 million (2013: $0.2 million). No other shares were issued and sold in the year ended December 31, 2014. In the year ended December 31, 2013, in addition to the shares issued to satisfy options exercised by employees, the Company issued and sold 8,000,000 shares pursuant to a prospectus filed in November 2010. Total proceeds of $128.7 million net of costs were received, resulting in a premium on issue of $120.7 million.

In November 2006, the Board of Directors approved the Ship Finance International Limited Share Option Scheme (the "Option Scheme"). The Option Scheme permits the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid in capital (see also Note 22). During 2014, one officer exercised options and in lieu of issuing 80,000 new shares the Company made a payment totaling $1.2 million, equal to the intrinsic value of the options on the date of exercise (2013: one officer exercised options and received a payment totaling $0.4 million in lieu of 40,000 shares). These amounts are accounted for as repurchases of the Company's shares and the payments are recorded as reductions in additional paid-in capital.

In January 2013, the Company issued a senior unsecured convertible bond loan totaling $350 million. The bonds are convertible into common shares at any time up to ten banking days prior to February 1, 2018. The conversion price at the time of issue was $21.945 per share, representing a 33% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $18.1555 per share. As required by ASC 470-20 "Debt with conversion and other options", the Company calculated the equity component of the convertible bond, which was valued at $20.7 million and recorded as "Additional paid-in capital" (see Note 19: Long-term Debt).

The Company has accounted for the acquisition of vessels from Frontline at Frontline's historical carrying value. The difference between the historical carrying values and the net investment in the leases has been recorded as a deferred deemed equity contribution, which is presented as a reduction in net investment in direct financing leases in the balance sheet. This accounting treatment arises from the related party nature of both the initial transfer of the vessels and the subsequent leases.  The deferred deemed equity contribution is amortized to contributed surplus over the life of the lease arrangements, as lease payments are applied to the principal balance of the lease receivable. In the year ended December 31, 2014, the Company has credited contributed surplus with $4.5 million of such deemed equity contributions (2013: $20.2 million).

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

The following summarizes share option transactions related to the Option Scheme in 2014, 2013 and 2012:

	2014		2013		2012
	Options	Weighted average exercise price $	Options	Weighted average exercise price $	Options	Weighted average exercise price $
Options outstanding at beginning of year	423,000	9.99	498,000	10.27	830,500	11.25
Granted	—	—	—	—	—	—
Exercised	(224,000)	5.41	(75,000)	5.29	(260,000)	7.17
Forfeited	(10,000)	5.56	—	—	(72,500)	18.05
Options outstanding at end of year	189,000	13.17	423,000	9.99	498,000	10.27
Exercisable at end of year	189,000	13.17	374,333	9.22	376,668	8.29

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

The fair values of options granted are estimated on the date of the grant, using the Black-Scholes-Merton option valuation model. The fair values are then expensed over the periods in which the options vest. No new options were granted in 2014, 2013 and 2012, and all options outstanding at December 31, 2014, were fully vested.

The total intrinsic value of options exercised in 2014 was $2.9 million on the day of exercise (2013: $0.9 million; 2012: $2.3 million). The intrinsic value of options fully vested but not exercised at December 31, 2014, is $0.2 million and their average remaining term is 0.91 years.

As of December 31, 2014, the unrecognized compensation costs relating to non-vested options granted under the Option Scheme was $nil (2013: $29,100).

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

The Company has had transactions with the following related parties, being companies in which our principal shareholders Hemen Holding Ltd. and Farahead Investment Inc. (hereafter jointly referred to as "Hemen") and companies associated with Hemen have a significant direct or indirect interest:

–    Frontline

–	Frontline 2012 Limited ("Frontline 2012")
–    Frontline Shipping, Frontline Shipping II, Frontline Shipping III (collectively Frontline Charterers)

–	Seadrill

–	NADL

–	Golden Ocean Group Limited ("Golden Ocean")

–	United Freight Carriers ("UFC" - which is a joint venture approximately 50% owned by Golden Ocean)

–	Deep Sea

–	Golar LNG Limited ("Golar")

From September 2014, Golar ceased to be a related party to the Company, following disassociation through the sale of shares held by a company associated with Hemen.

The Consolidated Balance Sheets include the following amounts due from and to related parties, excluding direct financing lease balances (see Note 15):

(in thousands of $)	2014	2013
Amounts due from:
Frontline Charterers	30,714	—
Frontline Ltd	9,012	10,016
UFC	232	770
Deep Sea	1,338	—
NADL	—	2,163
Seadrill	111,195	300
Total amount due from related parties	152,491	13,249
Loans to related parties - associated companies, long-term
SFL West Polaris	—	100,383
SFL Deepwater	100,036	115,222
SFL Hercules	135,250	120,110
SFL Linus	110,745	195,000
Total loans to related parties - associated companies, long-term	346,031	530,715
Loans to related parties - others, long-term
Frontline Ltd	79,294	48,847
Total loans to related parties - others, long-term	79,294	48,847
Amounts due to:
Frontline Charterers	196	815
Frontline Management	848	1,011
Bluelot	—	6,064
Corte Real	—	6,018
Other related parties	65	57
Total amount due to related parties	1,109	13,965

SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries which are not fully consolidated but are accounted for under the equity method as at December 31, 2014. In addition, at December 31, 2013, SFL West Polaris, Bluelot and Corte Real were also wholly-owned subsidiaries not fully consolidated but accounted for under the equity method (see Note 16: Investment in Associated Companies). The amounts due to Bluelot and Corte Real as at December 31, 2013, were the balances on the current accounts between those companies and Ship Finance. As described below in "Related party loans", at December 31, 2014 and 2013, the long-term loans from Ship Finance to SFL Deepwater, SFL Hercules, SFL Linus and SFL West Polaris (2013 only) are presented net of their respective current accounts.

Related party leasing and service contracts
As at December 31, 2014, 17 of the Company's vessels leased to the Frontline Charterers and two of its offshore supply vessels leased to subsidiaries of Deep Sea are recorded as direct financing leases. In addition, at December 31, 2014, four offshore supply vessels were leased to subsidiaries of Deep Sea and four drybulk carriers were leased to UFC under operating leases.

At December 31, 2014, the combined balance of net investments in direct financing leases with the Frontline Charterers and Deep Sea was $839.9 million (2013: $1,016.9 million) of which $37.5 million (2013: $45.1 million) represents short-term maturities.

At December 31, 2014, the net book value of assets leased under operating leases to Deep Sea and UFC was $198.9 million (2013: $212.9 million).

A summary of leasing revenues earned from the Frontline Charterers, Seadrill, Deep Sea and UFC is as follows:

(in millions of $)	2014	2013	2012
Operating lease income	26.4	24.0	20.7
Direct financing lease interest income	45.4	55.4	59.2
Finance lease service revenue	46.5	52.4	64.8
Direct financing lease repayments	43.1	47.4	52.8
Profit sharing revenues	33.8	0.8	52.2

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

On December 30, 2011, amendments were made to the charter agreements with Frontline Shipping and Frontline Shipping II, which related to 28 vessels accounted for as direct financing leases. Four of those vessels were sold in 2012, four were sold in 2013, and a further three were sold in 2014. In terms of the amending agreements, the Company received a compensation payment of $106 million and agreed to a $6,500 per day reduction in the time charter rate of each vessel for the period January 1, 2012, to December 31, 2015. Thereafter, the charter rates revert to the previously agreed daily amounts. The leases were amended to reflect the compensation payment received and the reduction in future minimum lease payments to be received.

Prior to December 31, 2011, Frontline Shipping and Frontline Shipping II paid the Company profit sharing of 20% of their earnings on a time-charter equivalent basis from their use of the Company's fleet above average threshold charter rates each fiscal year. The amendments to the charter agreements made on December 30, 2011, increased the profit sharing percentage to 25% for future earnings above those threshold levels. Of the $106 million compensation payment received, $50 million represents a non-refundable advance relating to the 25% profit sharing agreement. The Company earned and recognized profit sharing revenue under these arrangements in the year ended December 31, 2014, of $nil (2013: $nil; 2012: $nil). As at December 31, 2014, there was $nil profit share accrued towards the reduction in the $50 million profit sharing advance, which must be reduced to $nil before the Company can recognize future income under the 25% profit sharing agreement.

The amendments to the charter agreements additionally provide that for the four year period of the temporary reduction in charter rates, Frontline Shipping and Frontline Shipping II will pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day per vessel. In the year ended December 31, 2014, the Company earned and recognized $32.7 million revenue under this arrangement (2013: $nil; 2012: $52.2 million), which is also reported under "Profit sharing revenues".

In the event that vessels on charter to the Frontline Charterers are agreed to be sold, the Company may either pay or receive compensation for the termination of the lease. In November 2014, three VLCCs, namely Front Comanche, Front Commerce and Front Opalia, on charter to the Frontline Charterers were sold and their leases cancelled, with agreed termination fees receivable of $49.2 million. Of the termination fees receivable, $10.5 million was received in cash and $38.7 million was received in the form of loan notes receivable over the approximately eight remaining years of the canceled leases. The initial face value of the notes received, on which interest at 7.25% is receivable, was $48.4 million and their initial fair value of $38.7 million was determined from analysis of projected cash flows, based on factors including the terms, provisions and other characteristics of the notes, default risk of the issuing entity, the fundamental financial and other characteristics of that entity, and the current economic environment and trading activity in the debt market. Subsequently, the notes are recorded at amortized cost (based on the fair value of the notes on the date of receipt) less adjustments for valuation losses. Any increase in estimated cash flows will be recorded as adjustments to the accredited yield. At December 31, 2014, no adjustments were made.

In January 2013 the non-double VLCC Edinburgh was sold and its lease cancelled, with an agreed termination fee payable of $7.8 million. In February 2013 and March 2013, the Suezmax tanker Front Pride and the OBO Front Guider were sold and their leases cancelled, with agreed termination fees receivable of $2.1 million and $11.7 million, respectively. In November 2013, the VLCCs Golden Victory and Front Champion were sold and their leases cancelled, with agreed termination fees receivable of $37.3 million and $30.4 million, respectively. Of the $67.7 million combined fees receivable for the two VLCCs sold in November 2013, $10.9 million was received in cash and $56.8 million was received in the form of loan notes receivable over the approximately eight remaining years of the cancelled leases. The initial face value of the notes received, on which interest at 7.25% is receivable, was $79.0 million and their initial fair value of $56.8 million was determined on the same basis as that used for the notes received in 2014. No adjustments were made to the valuation of these notes as at December 31, 2014 or December 31, 2013.

In the year ended December 31, 2014, the Company had four drybulk carriers operating on time-charters to UFC, which include profit sharing arrangements whereby the Company earns a 50% share of profits earned by the vessels above threshold levels. In the year ended December 31, 2014, the Company earned and recognized $1.1 million under this arrangement (2013: $0.8 million; 2012: $nil).

As at December 31, 2014, the Company was owed a total of $30.7 million (2013: $nil) by the Frontline Charterers in respect of leasing contracts and profit share.

At December 31, 2014, the Company was owed $9.0 million (2013: $10.0 million) by Frontline in respect of various short-term items, including the $7.8 million (2013: $7.6 million) carrying value of the short-term portion of loan notes receivable and $0.4 million (2013: $0.5 million) accrued interest on the loan notes. The Company also had a long-term loan of $79.3 million due from Frontline at December 31, 2014 (2013: $48.8 million), being the carrying value of the long-term portion of loan notes receivable.

At December 31, 2014, the Company was owed $0.2 million (2013: $0.8 million) by UFC in respect of profit share.

At December 31, 2014, the Company was owed $1.3 million (2013: $0.0 million) by Deep Sea in respect of leasing contracts.

At December 31, 2013 , the Company was owed $2.2 million by NADL (2014: $nil) by NADL in respect of pre-delivery loan charges relating to the harsh environment jack-up drilling rig delivered in February 2014 to the wholly-owned subsidiary SFL Linus, which is accounted for using the equity method (see Note 16). These charges were recoverable from NADL under the terms of the agreement to acquire the rig and lease it to them.

On December 30, 2014, the Company sold SFL West Polaris to Seadrill (see Note 16: Investment in Associated Companies). At December 31, 2014, the Company was owed $111.2 million by Seadrill in relation to this transaction. At December 31, 2013, the Company was owed $0.3 million by Seadrill in respect of commission receivable on a guarantee provided by the Company until July 2013 on the loan facility of Rig Finance II Limited, which was a subsidiary sold to Seadrill in June 2011.

The vessels leased to the Frontline Charterers are on time charter terms and for each such vessel the Company pays a management fee of $6,500 per day to Frontline Management (Bermuda) Ltd. ("Frontline Management"), a wholly owned subsidiary of Frontline. An exception to this arrangement is for any vessel leased to the Frontline Charterers which is sub-chartered on a bareboat basis, for which there is no management fee payable for the duration of the bareboat sub-charter. In the year ended December 31, 2014, the Company also had nine container vessels, fourteen drybulk carriers, two Suezmax tankers and two car carriers operating on time charter or in the spot market, for which the supervision of the technical management was sub-contracted to Frontline Management. In the year ended December 31, 2014, management fees payable to Frontline Management amounted to $48.4 million (2013: $54.2 million; 2012: $65.9 million).

In the year ended December 31, 2014, the Company had nine container vessels and fourteen drybulk carriers operating on time-charters, for which part of the operating management was sub-contracted to Golden Ocean. In the year ended December 31, 2014, management fees payable to Golden Ocean amounted to approximately $0.8 million (2013: $0.7 million; 2012: $0.5 million). Management fees are classified as vessel operating expenses in the consolidated statements of operations.

The Company paid a commission of 1% to Frontline Management in respect of all payments received in respect of the five-year sales-type leases on the Suezmax tankers Glorycrown and Everbright. This arrangement ended in September 2013, when the leases were terminated, following which we agreed to pay Frontline a management fee of 1.25% of chartering revenues. In 2014, $0.3 million was paid to Frontline Management pursuant to the new arrangement. Under the old arrangement $0.1 million was paid in 2013 and $0.1 million was paid in 2012.

The Company also paid $0.5 million in 2014 (2013: $0.4 million, 2012: $0.5 million) to Frontline Management for the provision of management and administrative services.

The Company pays fees to Frontline Management for the management supervision of some of its newbuildings, which in 2014 amounted to $2.9 million (2013: $2.4 million, 2012: $2.1 million).

The Company paid $0.4 million in 2014 (2013: $0.3 million; 2012: $0.4 million) to Frontline Management AS for the provision of office facilities in Oslo.

As at December 31, 2014, the Company owes Frontline Management and Frontline Management AS a combined total of $0.8 million (2013: $1.0 million) for various items, including newbuilding supervision fees, technical supervision fees and office costs.

The Company paid $0.1 million in 2014 (2013: $0.2 million; 2012: $0.2 million) to Golar Management UK Limited for the provision of office facilities in London. Golar Management UK Limited ceased to be a related party in October 2014.

Related party loans – associated companies
Ship Finance has entered into agreements with SFL West Polaris, SFL Deepwater, SFL Hercules and SFL Linus granting them loans of $145.0 million, $145.0 million, $145.0 million and $125.0 million, respectively. The loans to SFL West Polaris, SFL Deepwater and SFL Hercules are fixed interest rate loans, and the loan to SFL Linus was interest free until the newbuilding jack-up drilling rig was delivered to that company, since when it has been a fixed interest rate loan. These loans are repayable in full on July 11, 2023, October 1, 2023, October 1, 2023 and June 30, 2029, respectively, or earlier if the companies sell their drilling units. Ship Finance is entitled to take excess cash from these companies, and such amounts are recorded within their current accounts with Ship Finance. The loan agreements specify that the balance on the current accounts will have no interest applied and will be settled by offset against the eventual repayments of the fixed interest loans. In the year ended December 31, 2014, the Company received interest income on these loans of $6.5 million from SFL West Polaris (2013: $6.5 million; 2012: $6.5 million), $6.5 million from SFL Deepwater (2013: $9.6 million; 2012: $13.1 million), $6.5 million from SFL Hercules (2013: $3.5 million; 2012 $nil) and $4.9 million from SFL Linus (2013: $nil, 2012: $nil) totaling $24.4 million. SFL West Polaris ceased to be an associated company when it was sold on December 30, 2014.

Related party purchases and sales of vessels – 2014
The ultra deepwater drilling unit West Polaris is owned by SFL West Polaris, which was a wholly-owned subsidiary of Ship Finance accounted for using the equity method (see Note 16: Investment in Associated Companies). In December 2014, Seadrill advised the Company of its intention to exercise a purchase option, and the transaction was effected on December 30, 2014 as the sale of SFL West Polaris. The Company recorded a gain of $6.1 million on the sale, which was recorded as "Gain on sale of investment in associated company".

Related party purchases and sales of vessels – 2013
In July 2013, the Company announced the acquisition of the newbuilding harsh-environment jack-up drilling rig West Linus from a subsidiary of NADL, for a total acquisition cost of $600 million. The rig, which was delivered in February 2014, was leased back to a subsidiary of NADL for a period in excess of 15 years, and the subsidiary was granted four purchase options at dates during and at the end of the charter period. Additionally, Ship Finance has an option to sell the rig back to the subsidiary at the end of the charter period. The rig is owned by SFL Linus, a wholly-owned subsidiary of Ship Finance accounted for using the equity method (see Note 16: Investment in Associated Companies).

24.	FINANCIAL INSTRUMENTS

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates and exchange rates. The Company has a portfolio of swaps which swap floating rate interest to fixed rate, and which also fix the Norwegian kroner to US dollar exchange rate applicable to the interest payable and principal repayment on the NOK bonds due 2017 and 2019. From a financial perspective these swaps hedge interest rate and exchange rate exposure. The counterparties to such contracts are DNB Bank, Nordea Bank Finland Plc, ABN AMRO Bank N.V., BNP Paribas, NIBC Bank N.V., Scotiabank Europe Plc, Skandinaviska Enskilda Banken AB (publ), ING Bank N.V., Merrill Lynch, Credit Agricole Corporate and Investment Bank, Danske Bank A/S and Swedbank AB (publ). Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote as the counterparties are all banks which have provided the Company with loans.

The following tables present the fair values of the Company's derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	2014	2013
Designated derivative instruments -short-term liabilities:
Interest rate swaps	292	2,279
Cross currency interest rate swaps	—	3,358
Non-designated derivative instruments -short-term liabilities:
Interest rate swaps	225	—
Cross currency interest rate swaps	—	68
Total derivative instruments - short-term liabilities	517	5,705
Designated derivative instruments -long-term liabilities:
Interest rate swaps	40,058	44,006
Cross currency interest rate swaps	63,083	8,915
Non-designated derivative instruments -long-term liabilities:
Interest rate swaps	1,565	3,183
Cross currency interest rate swaps	1,973	386
Total derivative instruments - long-term liabilities	106,679	56,490

(in thousands of $)	2014	2013
Designated derivative instruments -long-term assets:
Interest rate swaps	710	6,565
Cross currency interest rate swaps	—	—
Non-designated derivative instruments -long-term assets:
Interest rate swaps	2,584	10,068
Cross currency interest rate swaps	—	—
Total derivative instruments - long-term assets	3,294	16,633

Interest rate risk management
The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. At December 31, 2014, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR or NIBOR, as summarized below. The summary includes all swap transactions, most of which are hedges against specific loans.

Notional Principal (in thousands of $)	Inception date	Maturity date	Fixed interest rate
$122,632 (reducing to $122,632)	March 2010	March 2015	1.96% - 2.22%
$34,364 (reducing to $24,794)	March 2008	August 2018	4.05% - 4.15%
$38,048 (reducing to $23,394)	April 2011	December 2018	2.13% - 2.80%
$56,648 (reducing to $34,044)	May 2011	January 2019	0.80% - 2.58%
$100,000 (remaining at $100,000)	August 2011	August 2021	2.50% - 2.93%
$171,435 (reducing to $153,804)	April 2012	May 2019	6.00%
$170,200 (terminating at $79,733)	May 2012	August 2022	1.76% - 1.85%
$105,436 (equivalent to NOK600 million)	October 2012	October 2017	5.92% - 6.23%	*
$44,333 (reducing to $32,142)	February 2013	December 2017	0.81% - 0.82%
$100,000 (remaining at $100,000)	March 2013	April 2023	1.85% - 1.97%
$151,008 (equivalent to NOK900 million)	March 2014	March 2019	6.03%	*
$108,375 (reducing to $70,125)	December 2016	December 2021	1.86% - 3.33%
$55,250 (reducing to $35,063)	January 2017	January 2022	1.73% - 3.09%

*
These swaps relate to the NOK600 million and the NOK900 million unsecured bonds, and the fixed interest rates paid are exchanged for NIBOR plus the margin on the bonds. For the remaining swaps the fixed interest rate paid is exchanged for LIBOR, excluding margin on the underlying loans.

The interest rate swap with a notional principal of $108.4 million has an inception date of December 2016, and the interest rate swap with a notional principal of $55.3 million has an inception date of January, 2017. The total notional principal amount subject to swap agreements as at December 31, 2014, excluding those with inception dates in the future, was $1,094.1 million (2013: $1,188.0 million).

Foreign currency risk management
The Company has entered into currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner, which are designated as hedges against the NOK600 million senior unsecured bonds due 2017 and the NOK900 million senior unsecured bonds due 2019.

Principal Receivable	Principal Payable	Inception date	Maturity date
NOK600 million	US$105.4 million	October 2012	October 2017
NOK900 million	US$151.0 million	March 2014	March 2019

Apart from the NOK600 million and NOK900 million senior unsecured bonds due 2017 and 2019, respectively, the majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company's cash flows, financial condition and results of operations.

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities at December 31, 2014, and 2013, are as follows:

	2014	2014	2013	2013
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available for sale securities	73,656	73,656	76,925	76,925
Floating rate NOK bonds due 2014	—	—	71,854	72,032
Floating rate NOK bonds due 2017	76,487	75,210	92,483	93,752
Floating rate NOK bonds due 2019	119,277	108,542	—	—
3.75% unsecured convertible bonds due 2016	125,000	124,375	125,000	130,589
3.25% unsecured convertible bonds due 2018	350,000	335,563	350,000	359,307
Derivatives:
Interest rate/ currency swap contracts – long-term receivables	3,294	3,294	16,633	16,633
Interest rate/ currency swap contracts – short-term payables	517	517	5,705	5,705
Interest rate/ currency swap contracts – long-term payables	106,679	106,679	56,490	56,490

The above short-term payables relating to interest rate/ currency swap contracts at December 31, 2014, include $0.2 million which relates to non-designated swap contracts (2013: $0.1 million), with the balance relating to designated hedges. The above long-term payables relating to interest rate/ currency swap contracts at December 31, 2014, include $3.5 million which relates to non-designated swap contracts (2013: $3.6 million), with the balance relating to designated hedges. The above long-term receivables relating to interest rate/ currency swap contracts at December 31, 2014, include $2.6 million which relates to non-designated swap contracts (2013: $10.1 million), with the balance relating to designated hedges.

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

The above fair values of financial assets and liabilities as at December 31, 2014, are measured as follows:

		Fair value measurements using
	Total fair value as at December 31, 2014	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)		(Level 1)	(Level 2)	(Level 3)
Assets:
Available for sale securities	73,656	49,913		23,743
Interest rate/ currency swap contracts - long-term receivables	3,294		3,294
Total assets	76,950	49,913	3,294	23,743
Liabilities:

Floating rate NOK bonds due 2017	75,210	75,210
Floating rate NOK bonds due 2019	108,542	108,542
3.75% unsecured convertible bonds due 2016	124,375	124,375
3.25% unsecured convertible bonds due 2018	335,563	335,563
Interest rate/ currency swap contracts – short-term payables	517		517
Interest rate/ currency swap contracts – long-term payables	106,679		106,679
Total liabilities	750,886	643,690	107,196	—

The above fair values of financial assets and liabilities as at December 31, 2013, were measured as follows:

		Fair value measurements using
	Total fair value as at December 31, 2013	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)		(Level 1)	(Level 2)	(Level 3)
Assets:
Available for sale securities	76,925	56,379		20,546
Interest rate/ currency swap contracts – long-term receivables	16,633		16,633
Total assets	93,558	56,379	16,633	20,546
Liabilities:
Floating rate NOK bonds due 2014	72,032	72,032
Floating rate NOK bonds due 2017	93,752	93,752
3.75% unsecured convertible bonds due 2016	130,589	130,589
3.25% unsecured convertible bonds due 2018	359,307	359,307
Interest rate/ currency swap contracts – short-term payables	5,705		5,705
Interest rate/ currency swap contracts – long-term payables	56,490		56,490
Total liabilities	717,875	655,680	62,195	—

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

Available for sale securities consist of (i) listed and unlisted corporate bonds and (ii) unlisted second lien interest-bearing loan notes. The fair value of the former consists of their aggregate market value as at the balance sheet date. The fair value of the latter is a Level 3 input and is determined from analysis of projected cash flows, based on factors including the terms, provisions and other characteristics of the notes, credit ratings and default risk of the issuing entity, the fundamental financial and other characteristics of that entity, and the current economic environment and trading activity in the debt market. The following table shows the changes in the fair values of the asset with Level 3 valuation during the year ended December 31, 2014:

(in thousands of $)	Unlisted Available for Sale Securities
Fair values - Level 3 inputs:
Balance as at December 31, 2013	20,546
Interest income, receivable in form of unlisted second lien loan notes - see (a) below	3,197
Balance as at December 31, 2014	23,743

(a) The interest income of $3.2 million is recognized in the Consolidated Statement of Operations under "Interest income - other".
There were no changes to any of the above valuations during the year ended December 31, 2014, no related realized or unrealized gains or losses recognized in "Other Comprehensive Income" and no transfers of items between Level 3 and other valuation levels.

The estimated fair values for the floating rate NOK bonds due 2014, 2017 and 2019, and the 3.75% and 3.25% unsecured convertible bonds are based on the quoted market prices as at the balance sheet date.

The fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR/NIBOR interest rates as at the balance sheet date.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Skandinaviska Enskilda Banken, ABN AMRO, Nordea, DNB and Credit Agricole Corporate and Investment Bank. However, the Company believes this risk is remote.

Since the Company was spun-off from Frontline in 2004, Frontline has accounted for a significant proportion of our operating revenues. In the year ended December 31, 2014, Frontline accounted for 37% of our operating revenues (2013: 38%, 2012: 54%). There is thus a concentration of revenue risk with Frontline.

25.	COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

2014
Book value of assets pledged under ship mortgages (see Note 19)	$2,062 million

Other Contractual Commitments
The Company has arranged insurance for the legal liability risks for its shipping activities with Gard P.& I. (Bermuda) Ltd, Assuranceforeningen Skuld (Gjensidig), The Steamship Mutual Underwriting Association Limited, The Korea Shipowner’s Mutual Protection & Indemnity Association, The West of England Ship Owners Mutual Insurance Association (Luxembourg), North of England P&I Association Limited, The Standard Club Europe Ltd and The United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited, all of which are mutual protection and indemnity associations. The Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members.

SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries of the Company, which are accounted for using the equity method. Accordingly, their assets and liabilities are not consolidated in the Company's Consolidated Balance Sheets, but are presented on a net basis under "Investment in associated companies" - see Note 16. As at December 31, 2014, their combined borrowings amounted to $1,038.3 million and the Company guaranteed $260.0 million of this debt.

Following the sale of SFL West Polaris to Seadrill (see Note 16: Investment in Associated Companies) the Company has agreed to continue providing a guarantee on the entity's term loan facility until January 2018, or such earlier date as the facility is repaid in full. At December 31, 2014, the maximum liability under the guarantee mounted to $94.0 million. In January 2015, the amount of the guarantee reduced to $88.0 million. The guarantee is fully indemnified by Seadrill.

At December 31, 2014, the Company had contractual commitments under newbuilding contracts totaling $85.0 million (2013: $794.8 million). The commitment as at December 31, 2013, included $405.0 million in respect of the harsh environment jack-up drilling rig West Linus, which was delivered in February 2014 to SFL Linus, a wholly-owned subsidiary accounted for using the equity method. There are no other contractual commitments at December 31, 2014.

In November 2014, the Company together with other holders of Second Lien Senior Secured Notes in Horizon Lines, LLC signed an agreement to provide a two year $150.0 million senior secured bridging loan facility to The Pasha Group (“Pasha”). The bridging facility is provided in conjunction with the proposed acquisition of Horizon Lines, Inc. by Matson, Inc., which is dependent on Horizon Lines, Inc. selling some of its assets and operations to Pasha, and also subject to approval from U.S. antitrust authorities. The bridging facility, on which interest at fixed rates and also a commitment fee are payable, is provided to enable Pasha to meet its purchase commitments. Upon completion of the above transactions, all of the Company’s holding of Second Lien Notes in Horizon Lines, LLC will be fully repaid, including accumulated interest. The Company’s share of the total $150.0 million commitment under the bridging facility is $61.3 million. At December 31, 2014, no drawdown had been made under the bridging facility.

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

The Company's consolidated financial statements include 18 variable interest entities, all of which are wholly-owned subsidiaries. These subsidiaries own vessels with existing charters during which related and third parties have fixed price options to purchase the respective vessels, at dates varying from September 2017 to January 2020. It has been determined that the Company is the primary beneficiary of these entities, as none of the purchase options are deemed to be at bargain prices and none of the charters include sales options.

At December 31, 2014, the vessels of two of these entities are accounted for as direct financing leases with a combined carrying value of $65.0 million, unearned lease income of $16.0 million and estimated residual values of $21.7 million. The outstanding loan balances in these two entities total $28.6 million, of which the short-term portion is $4.8 million.

The other 16 fully consolidated variable interest entities own vessels which are accounted for as operating lease assets, with a total net book value at December 31, 2014, of $373.1 million. The outstanding loan balances in these entities total $197.5 million, of which the short-term portion is $18.8 million.

27.	SUBSEQUENT EVENTS

In January 2015, the Company took delivery of two newbuilding 8,700 TEU container vessels, San Fernando and San Francisca, which immediately commenced seven year time-charters to Hamburg Süd. The vessel-owning subsidiaries drew down in full against the $128 million facility secured against the two vessels.

In January 2015, the Company purchased bonds with principal amounts totaling NOK7.0 million of its NOK600 million senior unsecured bonds due 2017, which are being held as treasury bonds.

In February 2015, the Company purchased bonds with principal amounts totaling NOK36.0 million of its NOK900 million senior unsecured bonds due 2019, which are being held as treasury bonds.

In January 2015, the indirect limited performance guarantee provided by Ship Finance International Limited in respect of the $210 million secured term loan facility relating to five container vessels became exhausted (see Note 19: Long-term Debt). In February 2015, the Company signed an agreement with the lenders under the loan facility whereby ownership of the vessels together with associated working capital was transferred to unrelated third parties, and Ship Finance International Limited and its subsidiaries have no future interest in the vessels or obligations under the loan facility. An impairment charge of $11.8 million was recorded against the five vessels in the fourth quarter of 2014.

On February 26, 2015, the Board of Ship Finance declared a dividend of $0.42 per share which was paid in cash on March 27, 2015.

In March 2015, two officers and two employees of the Company exercised options to acquire a total of 39,000 shares at a price of $10.71 per share, and 39,000 new shares were issued to satisfy the exercised options.