Form 20-F
period 2015-12-31
Ship Finance International LTD
filed 2016-04-01
CIK 1289877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2015

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

93,468,000 Common Shares, $1.00 Par Value

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies;

•	fluctuations in currencies and interest rates;

•	general market conditions including fluctuations in charterhire rates and vessel values;

•	changes in demand in the markets in which we operate;

•	changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries', or OPEC's, petroleum production levels and worldwide oil consumption and storage;

•	developments regarding the technologies relating to oil exploration;

•	changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods;

•	increased inspection procedures and more restrictive import and export controls;

•	changes in our operating expenses, including bunker prices, drydocking and insurance costs;

•	performance of our charterers and other counterparties with whom we deal;

•	timely delivery of vessels under construction within the contracted price;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events; and

•	other important factors described from time to time in the reports filed by the Company with the SEC.

ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

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

A. SELECTED FINANCIAL DATA

Our selected income statement and cash flow statement data with respect to the fiscal years ended December 31, 2015, 2014 and 2013 and our selected balance sheet data with respect to the fiscal years ended December 31, 2015 and 2014 have been derived from our consolidated financial statements included in Item 18 of this annual report, prepared in accordance with accounting principles generally accepted in the United States, which we refer to as US GAAP.

The selected income statement and cash flow statement data for the fiscal years ended December 31, 2012 and 2011 and the selected balance sheet data for the fiscal years ended December 31, 2013, 2012 and 2011 have been derived from our consolidated financial statements not included herein.  The following table should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and our consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands of dollars except common share and per share data)
Income Statement Data:
Total operating revenues	406,740	327,487	270,860	319,692	295,114
Net operating income	166,046	145,146	117,366	207,620	162,705
Net income	200,832	122,815	89,206	185,836	131,175
Earnings per share, basic	$2.15	$1.32	$1.00	$2.31	$1.66
Earnings per share, diluted	$1.88	$1.24	$0.99	$2.22	$1.62
Dividends declared	162,594	152,152	109,114	152,009	122,644
Dividends declared per share	$1.74	$1.63	$1.17	$1.86	$1.55

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands of dollars except common share and per share data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	70,175	50,818	58,641	60,542	94,915
Vessels and equipment, net (including newbuildings)	1,681,466	1,464,700	1,215,624	1,110,301	1,020,580
Investment in direct financing and sales-type leases (including current portion)	511,443	746,531	903,408	1,143,859	1,220,060
Investment in associated companies (including loans)	472,327	399,488	571,702	454,775	444,022
Total assets	3,064,825	3,041,554	3,045,983	2,973,089	2,896,128
Short and long term debt (including current portion)	1,666,476	1,732,459	1,736,879	1,831,200	1,910,464
Share capital	93,468	93,404	93,260	85,225	79,125
Stockholders' equity	1,241,810	1,153,492	1,191,933	994,768	857,091
Common shares outstanding	93,468,000	93,404,000	93,260,000	85,225,000	79,125,000
Weighted average common shares outstanding	93,449,904	93,330,622	89,508,233	80,594,399	79,125,000

Cash Flow Data:
Cash provided by operating activities	258,401	132,401	140,124	86,570	163,661
Cash provided by (used in) investing activities	(205,782)	(21,940)	(73,982)	34,309	(5,862)
Cash used in financing activities	(33,262)	(118,284)	(68,043)	(155,252)	(149,851)

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

Our assets are primarily engaged in transporting crude oil and oil products, dry bulk and containerized cargos, and in offshore drilling and related activities. The following summarizes the risks that may materially affect our business, financial condition or results of operations.  Unless otherwise indicated in this annual report on Form 20-F, all information concerning our business and our assets is as of April 1, 2016.

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
The uncertainty surrounding the future of the credit markets in the United States, Europe and the rest of the world has resulted in reduced access to credit worldwide. As of December 31, 2015, we had total outstanding indebtedness of $2.5 billion under our various credit facilities and bond loans, including our equity-accounted subsidiaries.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In 2012, the European Council established a permanent stability mechanism, the European Stability Mechanism, or the ESM, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for dry bulk and containerized cargoes, and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

Volatile economic conditions throughout the world could have an adverse impact on our operations and financial results.

The world economy continues to face a number of challenges, including turmoil and hostilities in the Middle East and other geographic areas and continuing economic weakness in the European Union and Asia Pacific Region. There has historically been a strong link between development of the world economy and demand for energy, including oil and gas, and other materials and finished products transported on our vessels. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. We cannot predict how long the current market conditions will last. However, recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values for some of our asset classes, have had a negative effect on our results of operations, financial condition and cash flows, have caused the price of our common shares to decline and could cause the price of our common shares to decline further.

The European Union continues to experience relatively slow growth. Since the beginning of the financial crisis in 2008, the credit markets in Europe have experienced significant contraction, de-leveraging and reduced liquidity. While credit conditions are beginning to stabilize, global financial markets have been, and continue to be, disrupted and volatile.
Continued economic slowdown in the Asia Pacific region, especially in China, may exacerbate the effect on us of the recent slowdown in the rest of the world. In recent history, China has had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2015, is estimated to be around 6.9%, the slowest growth rate in twenty-five years. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. In addition, the charters we enter into with Chinese customers, including existing charters with Chinese customers, may be subject to new regulations in China which may require us to incur new or additional compliance or other administrative costs, and may require us to pay new taxes or other fees to the Chinese government. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

Safety, environmental and other governmental and other requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse effect on our business and financial results.

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our tankers and other vessels operate, and the country or countries in which such vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast and bilge water management. These regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or the OPA, requirements of the U.S. Coast Guard, or the USCG, and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002, and regulations of the International Maritime Organization, or IMO, including the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention for the Prevention of Pollution from Ships of 1973, or MARPOL, including the designation thereunder of Emission Control Areas, or ECAs, the International Convention on Civil Liability for Oil Pollution Damage of 1969, or CLC, and the International Convention on Load Lines of 1966.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with dry bulk vessels and tankers particularly vulnerable to such attacks. Acts of piracy could result in harm or danger to the crews that man our vessels. In addition, if these piracy attacks occur in regions in which our vessels are deployed that are characterized by insurers as "war risk" zones or by the Joint War Committee as "war and strikes" listed areas, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cashflows to our customers, which could impair their ability to make payments to us under our charters.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common shares.

From time to time on charterers' instructions, our vessels may call and have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action", or JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is only used for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and EU indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures included, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals and automotive industries from January 20, 2014, to July 20, 2014. The JPOA was subsequently extended twice.

On July 14, 2015, the P5+1 and the EU announced that they had reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program, or the JCPOA, which is intended to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed towards non U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and not involving U.S. persons. On January 16, 2016, or Implementation Day, the United States joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or IAEA, that Iran had satisfied its respective obligations under the JCPOA.

U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from the sanctions lists of the Office of Foreign Assets Control; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently “lifted” until the earlier of “Transition Day,” set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.

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

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Many of our loan agreements include obligations to comply with applicable sanctions, and any violation could result in accelerated repayment of borrowings and severely impact our ability to access loan finance. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

The offshore drilling sector and also demand for offshore supply vessels depend on the level of activity in the offshore oil and gas industry, which is significantly affected by, among other things, volatile oil and gas prices, and may be materially and adversely affected by a decline in the offshore oil and gas industry.

The offshore contract drilling industry and also demand for offshore supply vessels is cyclical and volatile, and depends on the level of activity in oil and gas exploration and development and production in offshore areas worldwide. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect our customers' drilling campaigns. Oil and gas prices, and market expectations of potential changes in these prices, also significantly affect the level of activity and demand for drilling units.

Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including the following:

•	worldwide production and demand for oil and gas;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	expectations regarding future energy prices;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain production levels and pricing;

•	the level of production in non-OPEC countries;

•	government regulations, including restrictions on offshore transportation of oil and gas;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	the development and implementation of policies to increase the use of renewable energy;

•	the policies of various governments regarding exploration and development of their oil and gas reserves;

•	accidents, severe weather, natural disasters and other similar incidents relating to the oil and gas industry; and

•
the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities, insurrection, or other  crises in the Middle East, eastern Europe or other geographic areas, or further acts of terrorism in the United States, Europe or elsewhere.

Recent declines in oil and gas prices have negatively affected, and could continue to negatively affect, the offshore drilling sector and have resulted, and could continue to result, in reduced exploration and drilling. These reductions in commodity prices have reduced the demand for drilling units. Continued weakness in oil and gas prices may result in an excess supply of drilling units and intensify competition in the industry, which may result in drilling units, particularly older and lower specification drilling units, being idle for long periods of time.  We cannot predict the future level of demand for drilling units or future conditions of the oil and gas industry.

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, including:

•	the availability of competing offshore drilling units;

•	the level of costs for associated offshore oilfield and construction services;

•	oil and gas transportation costs;

•	the level of rig operating costs, including crew and maintenance;

•	the discovery of new oil and gas reserves;

•	the cost of non-conventional hydrocarbons, such as the exploitation of oil sands; and

•	regulatory restrictions on offshore drilling.

Any of these factors could reduce demand for our offshore drilling assets and adversely affect our business and results of operations.

An over-supply of drilling units may lead to a reduction in day-rates and therefore may adversely affect the ability of certain of our rig charterers to make charterhire payments to us.

We have chartered two of our drilling units to two subsidiaries of Seadrill Limited, or Seadrill, namely Seadrill Deepwater Charterer Ltd., or Seadrill Deepwater, and Seadrill Offshore AS, or Seadrill Offshore, which we refer to collectively as the Seadrill Charterers. In addition, we have chartered one drilling unit to Apexindo Offshore Pte. Ltd., or Apexindo, and one drilling unit to North Atlantic Linus Charterer Ltd., or North Atlantic Linus, which is a subsidiary of North Atlantic Drilling Limited, or NADL. The Seadrill Charterers, Apexindo and North Atlantic Linus are collectively referred to as the Rig Charterers. Following the 2008 peak in the oil price of around $140 per barrel, there was a period of high utilization and high dayrates, which prompted industry participants to increase the supply of drilling units by ordering the construction of new drilling units. The recent reduction in oil prices has resulted in reduced demand for drilling units, which may adversely affect the Rig Charterers' ability to secure drilling contracts and, therefore, their ability to make charterhire payments to us, and may cause them to terminate or renegotiate their charter agreements to our detriment. At present, one of our Rig Charterer's, Apexindo, is unable to pay the agreed charter hire for a jack-up drilling rig, and we are currently assessing our alternatives, which could include a termination of the charter or restructuring of the charter terms.

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

The abrupt and dramatic downturn in the dry bulk charter market, from which we derive some of our revenues, has severely affected the dry bulk shipping industry. The Baltic Dry Index, or BDI, an index published by The Baltic Exchange of shipping rates for 20 key dry bulk routes, fell 94% in 2008 from its peak of 11,793 and has remained volatile since then. During the year ended December 31, 2015, the BDI fluctuated in a range between 471 and 1,222, and on February 10, 2016, dropped to 290, the lowest level it has ever reached.

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

We depend on our charterers, including Frontline Shipping, the Seadrill Charterers, North Atlantic Linus and the Golden Ocean Charterer, which are companies affiliated with us, for our operating cash flows and for our ability to pay dividends to our shareholders and repay our outstanding borrowings.

Most of the tanker vessels in our fleet are chartered to a subsidiary of Frontline Ltd., or Frontline, namely Frontline Shipping Limited, or Frontline Shipping. In addition, we have chartered two of our drilling units to the Seadrill Charterers, one drilling unit to North Atlantic Linus and eight dry bulk carriers to Golden Ocean Trading Limited, or the Golden Ocean Charterer. Our other vessels that have charters attached to them are chartered to other customers under short, medium or long term time and bareboat charters.

The charter-hire payments that we receive from our customers constitute substantially all of our operating cash flows.

The performance under the charters with the Seadrill Charterers is guaranteed by Seadrill. The performance under the charter with North Atlantic Linus was originally guaranteed by NADL, but following an amendment to the charter in February 2015, Seadrill has replaced NADL as guarantor under the charter. The performance under the charters with the Golden Ocean Charterer is guaranteed by Golden Ocean Group Limited, or Golden Ocean. If Frontline Shipping, the Seadrill Charterers, North Atlantic Linus, the Golden Ocean Charterer or any of our other charterers are unable to make charterhire payments to us, our results of operations and financial condition will be materially adversely affected and we may not have cash available to pay dividends to our shareholders and to repay our outstanding borrowings.

The amount of profit sharing payment we receive under our charters with Frontline Shipping, the Golden Ocean Charterer and other charterers, if any, may depend on prevailing spot market rates, which are volatile.

Most of our tanker vessels operate under time charters to Frontline Shipping. These charter contracts provide for base charterhire and additional profit sharing payments when Frontline Shipping's earnings from deploying our vessels exceed certain levels. The majority of our vessels chartered to Frontline Shipping are sub-chartered by them in the spot market, which is subject to greater volatility than the long-term time charter market, and the amount of future profit sharing payments that we receive, if any, will be primarily dependent on the strength of the spot market.

We have eight Capesize dry bulk carriers employed under time charters to the Golden Ocean Charterer. These charter contracts provide for base charterhire and additional profit sharing payments when the Golden Ocean Charterer's earnings from deploying our vessels exceed certain levels. The majority of our vessels chartered to the Golden Ocean Charterer are sub-chartered by them in the spot market, which is subject to greater volatility than the long-term time charter market, and the amount of future profit sharing payments we receive, if any, will be primarily dependent on the strength of the spot market.

We may also enter into agreements which include profit sharing provisions with other charterers. We also at present have four dry bulk carriers chartered to United Freight Carriers, or UFC, which is a joint venture approximately 50% owned by Golden Ocean, which include profit sharing provisions in the charter agreements.

We cannot assure you that we will receive any profit sharing payments for any periods in the future, which may have an adverse affect on our results and financial condition and our ability to pay dividends in the future.

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

From time to time, we enter into, among other things, charter parties with our customers, newbuilding contracts with shipyards, credit facilities with banks, guarantees, interest rate swap agreements, currency swap agreements, total return bond swaps, and total return equity swaps. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates and dayrates received for specific types of vessels and drilling units, and various expenses. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel or drilling unit that is currently under charter or contract, or may be able to obtain a comparable vessel or drilling unit at a lower rate. As a result, charterers and customers may seek to renegotiate the terms of their existing charter parties and drilling contracts, or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Our principal shareholders Hemen Holding Ltd. and Farahead Investment Inc., which we refer to jointly as Hemen, are indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. Hemen, and companies associated with Hemen, also have significant shareholdings in Frontline, Seadrill, Golden Ocean and Deep Sea Supply Plc., which are all our customers and/or suppliers. In addition, North Atlantic Linus, which is one of our customers, is a wholly-owned subsidiary of NADL, itself a subsidiary of Seadrill. Currently, one of our directors, Kate Blankenship, is also a director of Frontline, Golden Ocean, Seadrill and NADL. Paul Leand, another of our directors, is also a director of Seadrill and NADL. Hans Petter Aas, another of our directors, is also a director of Golden Ocean, Seadrill and Deep Sea Supply Plc. Harald Thorstein, another of our directors, is also Chairman of the board of directors of Deep Sea Supply Plc. Bert Bekker, another of our directors, is also a director of Seadrill. Georgina Sousa, another of our directors, is also a director of Frontline, Seadrill and NADL. These six directors owe fiduciary duties to the shareholders of each company and may have conflicts of interest in matters involving or affecting us and our customers. In addition, due to any ownership they may have in common shares of Frontline, Golden Ocean, Deep Sea Supply Plc., Seadrill or NADL, they may have conflicts of interest when faced with decisions that could have different implications for Frontline, Golden Ocean, Deep Sea Supply Plc., Seadrill or NADL than they do for us. We cannot assure you that any of these conflicts of interest will be resolved in our favor.

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

Hemen and its associated companies' business activities may conflict with our business activities.

While Frontline and Golden Ocean have agreed to cause Frontline Shipping and the Golden Ocean Charterer, respectively, to use their commercial best efforts to employ our vessels on market terms and not to give preferential treatment in the marketing of any other vessels owned or managed by Frontline, Golden Ocean or its other affiliates, it is possible that conflicts of interests in this regard will adversely affect us. Under our charter ancillary agreements with Frontline Shipping, Frontline, the Golden Ocean Charterer and Golden Ocean, we are entitled to receive quarterly profit sharing payments to the extent that the average daily time-charter equivalent, or TCE, rates realized by Frontline Shipping and the Golden Ocean Charterer exceed specified levels. Because Frontline and Golden Ocean also own or manage other vessels in addition to our fleet, which are not included in the profit sharing calculations, conflicts of interest may arise between us, Frontline and Golden Ocean in the allocation of chartering opportunities that could limit our fleet's earnings and reduce profit sharing payments or charterhire due under our charters.

Our shareholders must rely on us to enforce our rights against our contract counterparties.

Holders of our common shares and other securities have no direct right to enforce the obligations of Frontline Shipping, Frontline Management (Bermuda) Ltd., or Frontline Management, Frontline, the Golden Ocean Charterer, Golden Ocean, Deep Sea Supply Plc., Deep Sea Supply BTG AS, the Seadrill Charterers, Seadrill and North Atlantic Linus, or any of our other customers under the charters, or any of the other agreements to which we are a party. Accordingly, if any of those counterparties were to breach their obligations to us under any of these agreements, our shareholders would have to rely on us to pursue our remedies against those counterparties.

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

Under these rules, if our income from our time charters is considered to be passive rental income, rather than income from the performance of services, we will be considered to be a PFIC.  We believe that it is more likely than not that our income from time charters will not be treated as passive rental income for purposes of determining whether we are a PFIC. Correspondingly, we believe that the assets that we own and operate in the connection with the production of such income do not constitute passive assets for purposes of determining whether we are a PFIC.  This position is principally based upon the positions that (1) our time charter income will constitute services income, rather than rental income, and (2) Frontline Management and Golden Ocean Management, which provide services to certain of our time-chartered vessels, will be respected as separate entities from the Frontline Charterers, as defined below, and the Golden Ocean Charterer, with which they are respectively affiliated. We do not believe that we will be treated as a PFIC for our 2015 taxable year. Nevertheless, for the 2016 taxable year and future taxable years, depending upon the relative amounts of income we derive from our various assets as well as their relative fair market values, we may be treated as a PFIC.

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

We believe that we and each of our subsidiaries qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income.  For example, Hemen owned approximately 36% of our common shares as of April 1, 2016.  There is therefore a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if other shareholders with a five percent or greater interest in our common shares were, in combination with Hemen, to own 50% or more of our outstanding common shares on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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

Apart from two container vessels and seven dry bulk carriers trading under short-term charters, the vessels in our fleet that have charters attached to them are generally contracted to expire between one and 16 years from now.  However, we have granted some of our charterers purchase or early termination options that, if exercised, may effectively terminate our charters with these customers at an earlier date. One or more of the charters with respect to our vessels may also terminate in the event of a requisition for title or a loss of a vessel.

Under our vessel management agreements with Frontline Management and Golden Ocean Group Management (Bermuda) Ltd, or Golden Ocean Management, for fixed management fees, Frontline Management and Golden Ocean Management are responsible for all of the technical and operational management of the vessels chartered by Frontline Shipping and the Golden Ocean Charterer, respectively, and will indemnify us against certain loss of hire and various other liabilities relating to the operation of these vessels. If the relevant charter is terminated, the corresponding management agreement will also be terminated.

In addition to the vessels chartered to Frontline Shipping and the Golden Ocean Charterer, we currently operate 14 dry bulk carriers, eight container vessels and two car carriers under time charters and two Suezmax tankers in the spot market. The agreements for the technical and operational management of these vessels are not fixed price agreements, and we cannot assure you that any further vessels which we may acquire in the future will be operated under fixed price management agreements.

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

As of December 31, 2015, the Company and its consolidated subsidiaries had approximately $1.2 billion in floating rate debt outstanding under our credit facilities, and a further $0.8 billion in floating rate debt held by our unconsolidated wholly-owned subsidiaries accounted for under the equity method.  Although we use interest rate swaps to manage our interest rate exposure and have interest rate adjustment clauses in some of our chartering agreements, we are exposed to fluctuations in interest rates. For a portion of our floating rate debt, if interest rates rise, interest payments on our floating rate debt that we have not swapped into effectively fixed rates would increase.

As of December 31, 2015, the Company, its consolidated subsidiaries and its wholly-owned subsidiaries accounted for under the equity method have entered into interest rate swaps which fix the interest on $1.0 billion of our outstanding indebtedness.

An increase in interest rates could cause us to incur additional costs associated with our debt service, which may materially and adversely affect our results of operations. Our maximum exposure to interest rate fluctuations on our outstanding debt at December 31, 2015, was approximately $1.0 billion, including our equity-accounted subsidiaries.  A one percentage change in interest rates would at most increase or decrease interest expense by approximately $10 million per year as of December 31, 2015.  The maximum figure does not take into account that certain of our charter contracts include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding debt related to the assets on charter. At December 31, 2015, $1.1 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity-accounted subsidiaries. Of this amount, a total of $0.2 billion was subject to interest rate swaps and the balance of $0.9 billion remained on a floating rate basis, effectively reducing our exposure to floating rate debt to $98 million.

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

We have significant indebtedness outstanding under our Norwegian kroner, or NOK, 600 million Senior Unsecured Bonds due 2017, our 3.25% Senior Unsecured Convertible Notes due 2018 and our NOK900 million Senior Unsecured Bonds due 2019. We have also entered into loan facilities that we have used to refinance existing indebtedness and to acquire additional vessels.  We may need to refinance some or all of our indebtedness on maturity of our convertible notes, bonds or loan facilities and to acquire additional vessels in the future. We cannot assure you that we will be able to do so on terms acceptable to us or at all. If we cannot refinance our indebtedness, we will have to dedicate some or all of our cash flows, and we may be required to sell some of our assets, to pay the principal and interest on our indebtedness. In such a case, we may not be able to pay dividends to our shareholders and may not be able to grow our fleet as planned.  We may also incur additional debt in the future.

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

Further, our loan facilities contain financial covenants that require us to, among other things:

•
provide additional security under the loan facility or prepay an amount of the loan facility as necessary to maintain the fair market value of our vessels securing the loan facility at not less than specified percentages (ranging from 100% to 150%) of the principal amount outstanding under the loan facility;

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

Risks Relating to Our Common Shares

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations and to make dividend payments.

We are a holding company, and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our vessels and drilling units, and payments under our charter agreements are made to our subsidiaries. As a result, our ability to make distributions to our shareholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party or by the law of its respective jurisdiction of incorporation which regulates the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, we will not be able to pay dividends to our shareholders.

The market price of our common shares may be unpredictable and volatile.

The market price of our common shares has been volatile. For the year ended December 31, 2015, the closing market price of our common shares ranged from a low of $13.89 on January 30, 2015, to a high of $17.69 on November 27, 2015. The market price of our common shares may continue to fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, any reductions in the payment of our dividends or changes in our dividend policy, mergers and strategic alliances in the shipping and offshore industries, market conditions in the shipping and offshore industries, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors and the general state of the securities market. The shipping and offshore industries have been highly unpredictable and volatile. The market for common shares in these industries may be equally volatile. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price.

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

Because we are a foreign corporation, you may not have the same rights as a shareholder in a U.S. corporation may have.

We are a Bermuda exempted company. Our Memorandum of Association and Bye-Laws and the Bermuda Companies Act 1981, as amended, govern our affairs. Investors may have more difficulty in protecting their interests and enforcing judgments in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law a director generally owes a fiduciary duty only to the company and not to the company's shareholders. Our shareholders may not have a direct course of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit under Bermuda law. Further, our bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission except for an act or omission constituting fraud, dishonesty or illegality.

Because our offices and the majority of our assets are located outside the United States, you may not be able to bring suit against us, or enforce a judgment obtained against us in the United States

Our executive offices, administrative activities and the majority of our assets are located outside the United States. In addition, most of our directors and officers are not resident in the United States. As a result, it may be more difficult for investors to effect service of process within the United States upon us, or to enforce both in the United States and outside the United States judgments against us in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States.

Our major shareholder, Hemen, may be able to influence us, including the outcome of shareholder votes, with interests that may be different from yours.

As at April 1, 2016, Hemen owned approximately 36% of our outstanding common shares. As a result of its ownership of our common shares, Hemen may influence our business, including the outcome of any vote of our shareholders. Hemen, and companies associated with Hemen, also currently beneficially own substantial stakes in Frontline, Golden Ocean, Seadrill (and indirectly its subsidiary NADL) and Deep Sea Supply Plc. The interests of Hemen may be different from your interests.

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

We are an international ship owning and chartering company with one of the largest asset bases across the maritime and offshore industries. As at April 1, 2016, our assets consist of 16 oil tankers, 22 dry bulk carriers, 20 container vessels including one newbuilding, two car carriers, two jack-up drilling rigs, two ultra-deepwater drilling units, five offshore supply vessels, two chemical tankers and two newbuilding oil product tankers. Our oil tankers, chemical tankers and oil product tankers are all double-hull vessels. In addition, we have entered into agreements to charter-in two 18,000-20,000 TEU newbuilding container vessels on a long-term bareboat basis when they are delivered from the shipyard in 2016 and 2017, respectively.

Our customers currently include Frontline, Golden Ocean, Seadrill, Sinochem Shipping Co. Ltd. ("Sinochem"), China National Chartering Co Ltd ("Sinochart"), Heung-A Shipping Co. Ltd. ("Heung-A"), Hyundai Glovis Co. Ltd. ("Hyundai Glovis"), Maersk Line A/S ("Maersk"), Rudolf A. Oetker KG (“Hamburg Süd”), Hanjin Shipping ("Hanjin"), PT Apexindo Pratama Duta, Orient Overseas Container Line Ltd ("OOCL"), MSC Mediterranean Shipping Company S.A. ("MSC"), UFC and Deep Sea Supply BTG AS ("Deep Sea Supply BTG"), which is a joint venture owned 50% by Deep Sea Supply Plc., or Deep Sea, and 50% by BTG Pactual Oil & Gas Empreendimentos e Particapacoes S.A., or BTG Pactual.

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

Since 2004, we have diversified our asset base and now have nine asset types, which comprises of crude oil tankers, oil product tankers, chemical tankers, container vessels, car carriers, dry bulk carriers, jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels.

Most of our crude oil tankers are chartered to Frontline Shipping under longer term time charters that have remaining terms ranging from four to 11 years. Frontline Shipping, in turn, charters our vessels to third parties. Under the original charter agreements, the daily base charter rates payable to us were fixed in advance and decreased as our vessels aged. In December 2011, in response to a restructuring of Frontline necessitated by an extended period of low charter rates for oil tankers and OBOs, amendments were made to the original charter agreements with Frontline Shipping and Frontline Shipping II Limited, or Frontline Shipping II, together the Frontline Charterers, relating to 28 double-hull vessels, whereby we received a compensation payment of $106 million and agreed to temporarily reduce by $6,500 per day the base charter rates payable on each vessel. The temporary reduction originally applied from January 1, 2012, until December 31, 2015, and thereafter the base charter rates were to revert to the original agreed levels. For the duration of the temporary reduction, we were entitled to receive 100% of any excess above the reduced charter rates earned by the Frontline Charterers on our vessels, calculated annually on an average daily TCE basis and subject to a maximum excess of $6,500 per day per vessel. Amounts received under this arrangement were classified as "cash sweep" income.

In June 2015, further amendments were made to the charter agreements with the Frontline Charterers, whereby we agreed to reduce time charter rates from July 1, 2015, to fixed non-decreasing rates of $20,000 per day for each of the VLCCs and $15,000 per day for each of the Suezmax tankers until the charter expiry dates, which remain as in the original charters. The charters for three of the vessels were transferred from Frontline Shipping II to Frontline Shipping, which is now the charter counterpart for all of the vessels. As part of the amended agreement, Frontline was released from its guarantee obligations under the charters and in exchange a cash reserve of $2 million per vessel has been built up in Frontline Shipping as security for its obligations under the charters. As part compensation for the amendments to the charters, we received 55 million shares in Frontline. Since December 2011, fourteen vessels have been sold, including all of the OBOs, leaving 14 crude oil tankers currently chartered to Frontline Shipping. In February 2016, Frontline enacted a 1-for-5 reverse stock split and our shareholding in Frontline now consists of 11 million ordinary shares.

In addition to the base charter rates, with effect from July 1, 2015, Frontline Shipping will pay us a profit sharing amount equal to 50% of the charter revenues they realize above the revised fixed time charter rates, payable quarterly and calculated on an average daily TCE basis. Previously, from January 1, 2012 to June 30, 2015, the profit sharing rate was 25% of the charter revenues realized above specified threshold levels, of which $50 million was prepaid in December 2011, and before that until December 31, 2011, the profit sharing rate was 20%. The cash sweep arrangement, originally set to expire on December 31, 2015, was superseded by the amended agreements effective from July 1, 2015.

We have also entered into agreements with Frontline Management to provide fixed rate operation and maintenance services for the vessels on time charter to the Frontline Charterers, and for administrative support services. These agreements enhance the predictability and stability of our cash flows, by fixing substantially all of the operating expenses of our crude oil tankers. As part of the amendments to the agreements made in June 2015, the fixed daily management fee per vessel payable to Frontline Management was increased from $6,500 per day to $9,000 per day with effect from July 1, 2015.

The charters for the two jack-up drilling rigs, two ultra-deepwater drilling units, five offshore supply vessels, two chemical tankers and 11 of the container vessels are all on bareboat terms, under which the respective charterer bears all operating and maintenance expenses.

Acquisitions and Disposals

Acquisitions
In the year ended December 31, 2015, we took delivery of the following vessels:

•	In January 2015, we took delivery of two newbuilding 8,700 TEU container vessels, San Fernando and San Francisca, which immediately commenced seven year time-charters to Hamburg Süd.

•
In April 2015, we announced the acquisition of eight Capesize dry bulk carriers from subsidiaries of Golden Ocean. Three of the vessels were delivered to us in July 2015 (Battersea, Golden Zhejiang and Golden Zhoushan - built respectively in 2009, 2010 and 2011), four were delivered in August 2015 (Belgravia, Golden Magnum, Golden Beijing and Golden Future - built respectively in 2009, 2009, 2010 and 2010) and one was delivered in September 2015 (KSL China - built in 2013). Immediately upon delivery, each vessel commenced a ten year time-charter to a subsidiary of Golden Ocean.

•
In June 2015, we announced the acquisition of three 9,300-9,500 TEU newbuilding container vessels, with scheduled delivery dates between the fourth quarter of 2015 and the second quarter of 2016. The first vessel, Maersk Sarat, was delivered to us in November 2015 and immediately commenced a five year time charter to Maersk.

•
In October 2015, we entered into agreements to charter in two newbuilding container vessels on a bareboat basis, each for a period of 15 years from delivery by the shipyard, which is expected in late 2016 and early 2017. We simultaneously entered into agreements to charter out each vessel for a period of 15 years to a major container line operator.

•
In December 2015, we announced the acquisition of two newbuilding 114,000 dwt oil product tankers. The vessels are scheduled for delivery in the second half of 2017, whereupon they will commence minimum seven year time charters to an investment grade energy company based in the United States.

Since January 1, 2016, we have taken delivery of the following vessel:

•
In February 2016, we took delivery of Maersk Skarstind, the second of the three newbuilding container vessels announced in June 2015. Immediately upon delivery the vessel commenced a five year time charter to Maersk. The third vessel is scheduled to be delivered in the second quarter of 2016.

Disposals
In the year ended December 31, 2015, we disposed of the following vessels:

•
In February 2015, we transferred ownership of five 2,800 TEU container vessels to unrelated third parties following the exhaustion of an indirect limited performance guarantee from Ship Finance International Limited to the providers of loan finance secured against the vessels. An impairment adjustment of $11.8 million had been recorded against these vessels in 2014, and a loss of $0.1 million was recorded on their disposal in 2015.

•
In September 2015, we sold the Suezmax tanker Front Glory to an unrelated third party. Compensation of $2.2 million was paid to Frontline for early termination of the charter, and overall net cash proceeds received amounted to $13.8 million. A gain of $3.4 million was recorded on the disposal.

•
In October 2015, we sold the Suezmax tanker Front Splendour to an unrelated third party. Compensation of $1.3 million was paid to Frontline for early termination of the charter, and overall net cash proceeds received amounted to $12.8 million. A gain of $1.3 million was recorded on the disposal.

•
In December 2015, we sold the Suezmax tanker Mindanao to an unrelated third party. Compensation of $3.3 million was paid to Frontline for early termination of the charter, and overall net proceeds received amounted to $17.7 million. A gain of $1.7 million was recorded on the disposal.

Since January 1, 2016, we have disposed of the following vessel:

•
In February 2016, the Company sold the offshore supply vessel Sea Bear to an unrelated party third party, and simultaneously agreed to terminate the corresponding charter with a subsidiary of Deep Sea. Total gross proceeds amounted to approximately $19.6 million, consisting of cash sales proceeds and amortizing senior unsecured loan notes received from Deep Sea as compensation for the early termination of the charter. The loan notes bear interest at a rate of 7.25% and are redeemable over a period of six years.

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

(2)
Diversify our asset base.  Since 2004, we have diversified our asset base and now have nine asset types, comprising crude oil tankers, oil product tankers, chemical tankers, container vessels, car carriers, dry bulk carriers, jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels.  We believe that there are other attractive markets that could provide us with the opportunity to further diversify our asset base.  These markets include vessels and other assets that are of long-term strategic importance to certain operators in the shipping and offshore industries. We believe that the expertise and relationships of our management, together with our relationship and affiliation with Mr. John Fredriksen, could provide us with incremental opportunities to expand our asset base.

(3)
Expand and diversify our customer relationships.  Since 2004, we have increased our customer base from one to 15 customers. Of these 15 customers, Frontline, Deep Sea Supply BTG, Seadrill, Golden Ocean and UFC are related parties. We intend to continue to expand our relationships with our existing customers and also to add new customers, as companies servicing the international shipping and offshore oil exploration markets continue to expand their use of chartered-in assets to add capacity.

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

Customers

The Frontline Charterers have been our principal customers since we were spun-off from Frontline in 2004. However, in 2008 we made substantial investments in offshore drilling units which are chartered to the Seadrill Charterers, and the percentage of our business attributable to the Frontline Charterers has decreased following the sale of several of the vessels chartered by them and the delivery and commencement of the charters of the drilling units. We anticipate that the percentage of our business attributable to both Frontline Shipping and the Seadrill Charterers will decrease as we continue to expand our business and our customer base.

Competition

We currently operate in several sectors of the shipping and offshore industry, including oil transportation, dry bulk shipments, chemical transportation, oil product transportation, container transportation, car transportation, drilling rigs and offshore supply vessels.

The markets for international seaborne oil transportation services, dry bulk transportation services, and container and car transportation services are highly fragmented and competitive. Seaborne oil transportation services are generally provided by two main types of operators: major oil companies or captive fleets (both private and state-owned) and independent shipowner fleets.

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

Our jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels are chartered out on long-term charters to contractors. Jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels are normally chartered by oil companies on a shorter-term basis linked to area-specific well drilling or oil exploration activities, but there have also been longer period charters available when oil companies want to cover their longer term requirements for such vessels. Offshore supply vessels and ultra-deepwater semi-submersible drilling rigs are self-propelled, and can therefore easily move between geographic areas. Jack-up drilling rigs are not self-propelled, but it is common to move these assets over long distances on heavy-lift vessels. Therefore, the markets and competition for these rigs are effectively world-wide.

Competition for charters in all the above sectors is intense and is based upon price, location, size, age, condition and acceptability of the vessel/rig and its manager. Competition is also affected by the availability of other size vessels/rigs to compete in the trades in which we engage. Most of our existing vessels are chartered at fixed rates on a long-term basis and are thus not directly affected by competition in the short-term. However, tankers chartered to Frontline Shipping, dry bulk carriers chartered to the Golden Ocean Charterer and two of our Handysize dry bulk carriers on short-term charter to UFC are subject to profit sharing agreements, which will be affected by competition experienced by the charterers.

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

The insurance of our vessels which are chartered on a bareboat basis or on a time charter basis to Frontline Shipping and the Golden Ocean Charterer is the responsibility of the bareboat charterers, Frontline Management or Golden Ocean Management, respectively, who arrange insurance in line with standard industry practice. We are responsible for the insurance of our other time chartered and voyage chartered vessels. In accordance with standard practice, we maintain marine hull and machinery and war risks insurance, which include the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. From time to time we carry insurance covering the loss of hire resulting from marine casualties in respect of some of our vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is up to $1 billion per vessel per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

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

Environmental Regulation and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our crude oil tankers, oil product tankers, drybulk carriers, chemical tankers, drilling units, container vessels, car carriers and offshore supply vessels.  We are subject to various international conventions, laws and regulations in force in the countries in which our vessels and drilling units may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel and drilling unit modification and implementation of certain operating procedures.

A variety of governmental, quasi-governmental and private organizations subject our assets to both scheduled and unscheduled inspections.  These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag states and charterers, terminal operators, oil companies and dry bulk and commodity owners.  Some of these entities require us to obtain permits, licenses and certificates for the operation of our assets.  Our failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the assets in our fleet.

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

Flag State

The flag state, as defined by the United Nations Convention on the Law of the Sea, is responsible for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The "Shipping Industry Guidelines on Flag State Performance" evaluates flag states based on factors such as sufficiency of infrastructure, ratification, implementation and enforcement of principal international maritime treaties, supervision of surveys, casualty investigations, compliance with International Labour Organization reporting, and participation at IMO meetings. Our vessels are flagged in Liberia, the Bahamas, Cyprus, Malta, the Marshall Islands, Panama, Hong Kong, and Norway.

International Maritime Organization

The United Nations' International Maritime Organization, or the IMO, has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78, or MARPOL. MARPOL Annexes I and II entered into force on October 2, 1983 and have been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.  MARPOL sets forth pollution prevention requirements applicable to all vessels, and is broken into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spill; Annexes II and III relate to harmful substances carried in liquid bulk or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and lastly, Annex VI relates to air emissions.  Annex VI was separately adopted by the IMO in September 1997.

Non-compliance with IMO regulations may subject a shipowner or bareboat charterer to increased liability, may lead to loss of or decreases in available insurance coverage for affected vessels and may result in denial of access to, or detention in, some ports including United States and European Union ports.

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution.  Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed, or underwent major conversions, on or after January 1, 2000.  It also prohibits "deliberate emissions" of "ozone depleting substances", defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Also prohibited is the emission of "volatile organic compounds" from certain tankers, and the shipboard incineration of certain substances, such as polychlorinated biphenyls, using incinerators installed after January 1, 2000. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, known as Emission Control Areas , or ECAs.

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

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA may not use fuel with sulfur content in excess of 0.10%. The Baltic Sea and the North Sea have been designated ECAs, and amended Annex VI establishes procedures for designating new ECAs. Effective August 1, 2012, certain coastal areas of North America were designated ECAs, and effective January 1, 2014, the United States Caribbean Sea was designated an ECA. Ocean-going vessels in these areas will be subject to stringent emissions controls, which may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for new ships, in part to address greenhouse gas emissions. It makes the Energy Efficiency Design Index, or EEDI, apply to all new ships and the Ship Energy Efficiency Management Plan, or SEEMP, apply to all ships.

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

Safety Requirements

The IMO has adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards, and amendments to SOLAS made in May 2012 entered into force on January 1, 2014. The Convention on Limitation of Liability for Maritime Claims, was recently amended and the amendments became effective on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship-owners.

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

Ballast Water Requirements

The IMO adopted the BWM Convention in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date the BWM Convention has not yet been ratified but proposals regarding implementation have recently been submitted to the IMO. Many of the implementation dates in the BWM Convention have already passed, so that once it enters into force the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships each year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date "existing vessels", and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention's implementation. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange or undertake some alternative measure, and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such requirements on our operations.

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

OPA limits the liability of responsible parties with respect to single-hull tankers over 3,000 gross tons to the greater of $3,500 per gross ton or $25,845,600, while for all other tankers over 3,000 gross tons the liability is limited to the greater of $2,200 per gross ton or $18,796,800.  For non-tank vessels, such as dry bulk carriers, liability is limited to the greater of $1,100 per gross ton or $939,800, subject to periodic adjustment for inflation.  For offshore facilities, except deepwater ports, liability is capped at the total of all removal costs plus $75 million. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party, or its agent, employee or a person acting pursuant to a contractual relationship with the responsible party, or by a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident, (ii) reasonably cooperate and assist as requested in connection with oil removal activities, or (iii) without sufficient cause, comply with an order issued under the Federal Pollution Act (Section 311 (c) and (e)) or the Intervention on the High Seas Act.

OPA permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, which may include charterers and cargo owners and operators of vessels.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, on August 15, 2012, the U.S. Bureau of Safety and Environment Enforcement, or the BSEE, released a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. In April 2015, it was announced that new regulations are expected to be imposed in the United States relating to offshore oil and gas drilling, and in December 2015, the BSEE announced a new pilot inspection program for offshore facilities. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

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

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. An owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement relating to the vessel with the greatest maximum liability. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer, or a guarantee. We comply with the USCG's financial responsibility regulations by procuring a Certificate of Financial Responsibility provided by Maritime Insurance Solutions Ltd.

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

We have obtained vessel response plans approved by the USCG for our vessels operating in the waters of the United States.

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

The USCG regulations adopted under the U.S. National Invasive Species Act also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of equipment to treat ballast water before it is discharged in U.S. waters, or alternatively the implementation of other port facility disposal arrangements or procedures. Vessels not complying with these regulations are restricted from entering U.S. waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet these standards.

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

It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP.  It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and the BWM Convention, some of which are in effect and some which are pending, will co-exist.

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

Greenhouse Gas Regulation

Currently, emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005, and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The United Nations Convention on Climate Change conference held in Paris in 2015 did not result in an agreement that directly limits greenhouse gas emissions for ships.

As of January 1, 2013, all ships must comply with mandatory requirements adopted by the MEPC in July 2011, relating to greenhouse gas emissions. All ships are now required to follow the SEEMP, and the minimum energy efficiency levels per capacity mile outlined in the EEDI apply to all new ships. These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The E.U. has indicated that it intends to propose an expansion of the existing E.U. emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the E.U. launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In April 2015, a regulation was adopted requiring large ships (over 5,000 gross tons) calling at E.U. ports from January 2018 to collect and publish data on carbon dioxide emissions and other information. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety, and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives adopted by the IMO, the E.U., the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization, which is a specialized agency of the United Nations, has adopted the Maritime Labour Convention 2006, or the MLC 2006. A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013, and requires us to develop new procedures to ensure full compliance with its requirements. Our Protection & Indemnity Clubs have, with effect from August 20, 2013, amended their insurance policies to cover elements from MLC 2006, including but not limited to the repatriation of crew and other crew social security provisions.

Offshore Drilling Regulations

Our offshore drilling units are subject to many of the above environmental laws and regulations relating to vessels, but are also subject to laws and regulations focused on offshore drilling operations. We may incur costs to comply with these revised standards.

Rigs must comply with MARPOL limits on sulfur oxide and nitrogen oxide emissions, chlorofluorocarbons, and the discharge of other air pollutants, except that the MARPOL limits do not apply to emissions that are directly related to drilling, production, or processing activities. As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for new ships, including the requirement that all new ships utilize the EEDI and the SEEMP.

Our drilling units are subject not only to MARPOL regulation of air emissions, but also to the Bunker Convention's strict liability for pollution damage caused by discharges of bunker fuel in jurisdictional waters of ratifying states. We believe that all of our drilling units are currently compliant in all material respects with these regulations.

Furthermore, any drilling units that we may operate in United States waters, including the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States, would have to comply with OPA and CERCLA requirements, among others, that impose liability (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges of oil or other hazardous substances, other than discharges related to drilling.

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

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism.

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

Seasonality

Most of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Our tankers on charter to Frontline Shipping and our dry bulk carriers on charter to the Golden Ocean Charterer are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. Two of our Handysize dry bulk carriers currently employed under short-term charters to UFC are also subject to agreements for profit sharing payable at the expiry of their respective charters, and the effects of seasonality will be limited to the timing of these profit sharing revenues.

C. ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D. PROPERTY, PLANTS AND EQUIPMENT

We own a substantially modern fleet of vessels. The following table sets forth the fleet that we own or have contracted for delivery as of April 1, 2016. All of the VLCCs, Suezmaxes, product tankers and chemical tankers are double-hull vessels.

	Approximate			Lease	Charter Termination
Vessel	Built	Dwt.	Flag	Classification	Date
VLCCs
Front Century	1998	311,000	MI	Capital lease	2021
Front Vanguard	1998	300,000	MI	Capital lease	2021
Front Circassia	1999	306,000	MI	Capital lease	2021
Front Scilla	2000	303,000	MI	Capital lease	2023
Front Ariake	2001	299,000	BA	Capital lease	2023
Front Serenade	2002	299,000	LIB	Capital lease	2024
Front Hakata	2002	298,500	BA	Capital lease	2025
Front Stratus	2002	299,000	LIB	Capital lease	2025
Front Falcon	2002	309,000	BA	Capital lease	2025
Front Page	2002	299,000	LIB	Capital lease	2025
Front Energy	2004	305,000	MI	Capital lease	2027
Front Force	2004	305,000	MI	Capital lease	2027

Suezmaxes
Front Ardenne	1997	153,000	MI	Capital lease	2020
Front Brabant	1998	153,000	MI	Capital lease	2021
Glorycrown	2009	156,000	MI	n/a	n/a	(4)
Everbright	2010	156,000	MI	n/a	n/a	(4)

Product Tankers
Hull 5015 (NB)	2017	114,000	n/a	n/a	2024
Hull 5016 (NB)	2017	114,000	n/a	n/a	2024

Chemical Tankers
Maria Victoria V	2008	17,000	PAN	Operating lease	2018	(1)
SC Guangzhou	2008	17,000	PAN	Operating lease	2018	(1)

Capesize Dry Bulk Carriers
Belgravia	2009	170,000	MI	Operating lease	2025	(1)
Battersea	2009	170,000	MI	Operating lease	2025	(1)
Golden Magnum	2009	180,000	HK	Operating lease	2025	(1)
Golden Beijing	2010	176,000	HK	Operating lease	2025	(1)
Golden Future	2010	176,000	HK	Operating lease	2025	(1)
Golden Zhejiang	2010	176,000	HK	Operating lease	2025	(1)
Golden Zhoushan	2011	176,000	HK	Operating lease	2025	(1)
KSL China	2013	180,000	MI	Operating lease	2025	(1)

Kamsarmax Dry Bulk Carriers
Sinochart Beijing	2012	82,000	HK	Operating lease	2022
Min Sheng 1	2012	82,000	HK	Operating lease	2022

Handysize Dry Bulk Carriers
SFL Spey	2011	34,000		HK	Operating lease	2016	(4)
SFL Medway	2011	34,000		HK	Operating lease	2016	(4)
SFL Trent	2012	34,000		HK	Operating lease	2016	(4)
SFL Kent	2012	34,000		HK	Operating lease	2016	(4)
SFL Tyne (ex Western Australia)	2012	32,000		HK	Operating lease	2016	(4)
SFL Clyde (exWestern Houston)	2012	32,000		HK	Operating lease	2016	(4)
SFL Dee (exWestern Copenhagen)	2013	32,000		HK	Operating lease	2016	(4)

Supramax Dry Bulk Carriers
SFL Hudson	2009	57,000		MI	Operating lease	2020
SFL Yukon	2010	57,000		HK	Operating lease	2018
SFL Sara	2011	57,000		HK	Operating lease	2019
SFL Kate	2011	57,000		HK	Operating lease	2021
SFL Humber	2012	57,000		HK	Operating lease	2022

Container vessels
MSC Margarita	2001	5,800	TEU	LIB	Operating lease	2019	(1)
MSC Vidhi	2002	5,800	TEU	LIB	Operating lease	2019	(1)
MSC Vaishnavi R.	2002	4,100	TEU	LIB	Operating lease	2019	(1)
MSC Julia R.	2002	4,100	TEU	LIB	Operating lease	2019	(1)
MSC Arushi R.	2002	4,100	TEU	LIB	Operating lease	2019	(1)
MSC Katya R. (ex Santa Rebecca)	2002	4,100	TEU	LIB	Operating lease	2019	(1)
MSC Anisha R. (ex Santa Rafaela)	2002	4,100	TEU	LIB	Operating lease	2020	(1)
MSC Vidisha R. (ex Santa Roberta)	2002	4,100	TEU	LIB	Operating lease	2020	(1)
MSC Zlata R. (ex Santa Ricarda)	2002	4,100	TEU	LIB	Operating lease	2020	(1)
SFL Europa	2003	1,700	TEU	MI	Operating lease	2016	(4)
Heung-A Green	2005	1,700	TEU	MAL	Operating lease	2020	(1)
Green Ace	2005	1,700	TEU	MAL	Operating lease	2020	(1)
SFL Avon	2010	1,700	TEU	MI	Operating lease	2016	(4)
San Felipe	2014	8,700	TEU	MI	Operating lease	2021
San Felix	2014	8,700	TEU	MI	Operating lease	2021
San Fernando	2015	8,700	TEU	MI	Operating lease	2022
San Francisca	2015	8,700	TEU	MI	Operating lease	2022
Maersk Sarat	2015	9,500	TEU	LIB	Operating lease	2020
Maersk Skarstind	2016	9,500	TEU	LIB	Operating lease	2021
Maersk Shivling (NB)	2016	9,300	TEU	LIB	Operating lease	2021

Car Carriers
Glovis Composer	2005	6,500	CEU	HK	Operating lease	2017
Glovis Conductor	2006	6,500	CEU	PAN	Operating lease	2017

Jack-Up Drilling Rigs
Soehanah	2007	375	ft.	PAN	Operating lease	2018	(1)
West Linus	2014	450	ft.	NOR	Capital lease	2029	(1)

Ultra-Deepwater Drill Units
West Hercules	2008	10,000	ft.	PAN	Capital lease	2023	(1)
West Taurus	2008	10,000	ft.	PAN	Capital lease	2023	(1)

Offshore supply vessels
Sea Leopard	1998	AHTS	(2)	CYP	Capital lease	2020	(1)
Sea Cheetah	2007	AHTS	(2)	CYP	Operating lease	2019	(1)
Sea Jaguar	2007	AHTS	(2)	CYP	Operating lease	2019	(1)
Sea Halibut	2007	PSV	(3)	CYP	Operating lease	2019	(1)
Sea Pike	2007	PSV	(3)	CYP	Operating lease	2019	(1)

Key to Flags: BA – Bahamas, CYP - Cyprus, MAL – Malta, HK – Hong Kong, LIB - Liberia, MI - Marshall Islands, PAN – Panama, NOR - Norway.

Notes:

(1)	Charterer has purchase options during the term of the charter.

(2)	Anchor handling tug supply vessel (AHTS).

(3)	Platform supply vessel (PSV).

(4)	Currently employed on a short-term charter or in the spot market.

Substantially, all of the above vessels and rigs are pledged under mortgages, excluding three of the 1,700 TEU container vessels and the newbuilding vessels not yet delivered.

In addition to the above vessels and rigs owned by us, we have entered into agreements to charter-in two 18,000-20,000 TEU newbuilding container vessels on a long-term bareboat basis when they are delivered from the shipyard in 2016 and 2017, respectively.

Other than our interests in the vessels and drilling units described above, we do not own any material physical properties. We lease office space in Oslo from Frontline Management and in London from Arcadia Petroleum Limited, both related parties.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

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

Fleet Development

The following table summarizes the development of our active fleet of vessels:

Vessel type	Total fleet December 31, 2013	Additions/ Disposals 2014		Total fleet December 31, 2014	Additions/ Disposals 2015		Total fleet December 31, 2015
Oil Tankers	22		-3	19		-3	16
Chemical tankers	2			2			2
Dry bulk carriers	12	+2		14	+8		22
Container vessels	11	+11	-2	20	+3	-5	18
Car carriers	2			2			2
Jack-up drilling rigs	1	+1		2			2
Ultra-deepwater drill units	3		-1	2			2
Offshore supply vessels	6			6			6

Total Active Fleet	59	+14	-6	67	+11	-8	70

The above table includes two 13,800 TEU container vessels which were chartered-in until the first quarter of 2014, when the chartering arrangements were terminated.

In February 2016, we took delivery of one newbuilding 9,500 TEU container vessel and sold one offshore supply vessel. In addition, we have one newbuilding 9,300 TEU container vessel scheduled for delivery in the second quarter of 2016, two newbuilding oil product tankers scheduled for delivery in late 2016 and early 2017, respectively, and have agreed to charter in two newbuilding container vessels scheduled for delivery in 2017.

Factors Affecting Our Current and Future Results

Principal factors that have affected our results since 2004, and are expected to affect our future results of operations and financial position, include:

•	the earnings of our vessels under time charters and bareboat charters to Frontline Shipping, the Seadrill Charterers, the Golden Ocean Charterer and other charterers;

•
the amount we receive under the profit sharing arrangements with Frontline Shipping, the Golden Ocean Charterer and UFC, including the previous arrangement with the Frontline Charterers whereby during the period of the temporary reduction in charter rates they paid us 100% of any earnings above the temporarily reduced rates, subject to a maximum of $6,500 per day (see Revenues below);

•	the earnings and expenses related to any additional vessels that we acquire;

•	earnings from the sale of assets and termination of charters;

•	vessel management fees and expenses;

•	administrative expenses;

•	interest expenses; and

•	mark-to-market adjustments to the valuation of our interest rate swaps and other derivative financial instruments.

Revenues

Our revenues derive primarily from our long-term, fixed-rate charters. Most of the vessels that we acquired from Frontline are chartered to Frontline Shipping under long-term time charters that are generally accounted for as direct financing leases. On December 30, 2011, amendments were made to the charter agreements with the Frontline Charterers relating to 28 double-hull vessels, all of which were accounted for as direct financing leases. Four of these vessels were sold in 2012, another four were sold in 2013, and a further three sold in 2014. In terms of the amended agreements, we received a compensation payment of $106 million and agreed to a $6,500 per day reduction in the time charter rate for each vessel for the four year period from January 1, 2012, to December 31, 2015. Thereafter, the charter rates were to revert to the previously agreed daily amounts. The leases were amended to reflect the compensation payment received and the reduction in future minimum lease payments to be received. The amendments affected direct financing lease interest income from January 1, 2012, onwards.

On June 5, 2015, further amendments were made to the charter agreements with the Frontline Charterers, relating to the 17 remaining vessels, which following the amendments are all chartered to Frontline Shipping. The amendments, which are effective from July 1, 2015, and do not affect the duration of the charters, include reductions in the daily time-charter rates to $20,000 per day for VLCCs and $15,000 per day for Suezmax tankers. As consideration for the agreed amendments, we received 55 million ordinary shares in Frontline, the fair value of which amounted to $150.2 million. The leases were again amended to reflect the compensation payment received and the reduction in future minimum lease payments to be received. The amendments affect direct financing lease interest income from July 1, 2015, onwards. Three of the vessels were sold in the second half of 2015.

Direct financing and sales-type lease interest income reduces over the terms of our leases as progressively a lesser proportion of the lease rental payment is allocated as lease interest income, and a higher amount is treated as repayment of the lease.

Our future earnings are dependent upon the continuation of existing lease arrangements and our continued investment in new lease arrangements. Future earnings may also be significantly affected by the sale of vessels. Investments and sales which have affected our earnings since January 1, 2015, are listed in Item 4 above under acquisitions and disposals. Some of our lease arrangements contain purchase options which, if exercised by our charterers, will affect our future leasing revenues.

We have profit sharing agreements with some of our charterers, in particular with Frontline Shipping, the Golden Ocean Charterer and UFC. Revenues received under profit sharing agreements depend upon the returns generated by the charterers from the deployment of our vessels. These returns are subject to market conditions which have historically been subject to significant volatility. Prior to December 31, 2011, the Frontline Charterers paid the Company a profit sharing rate of 20% of their earnings above average threshold charter rates on a time-charter equivalent basis from their use of the Company's fleet each fiscal year.  The amendments to the charter agreements made on December 30, 2011, increased the profit sharing percentage to 25% for earnings above those threshold levels. Additionally, the amendments provided that during the four year period of the temporary reduction in charter rates, the Frontline Charterers will pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day. Of the $106 million compensation payment received, $50 million represented a non-refundable advance on profit sharing earnings relating to the 25% profit sharing agreement which took effect on January 1, 2012. The further amendments to the charter agreements effective from July 1, 2015, increased the profit sharing percentage from 25% to 50% of earnings above the new reduced time-charter rates.

In addition to the tankers chartered to Frontline Shipping, our eight Capesize dry bulk carriers on long-term charter to the Golden Ocean Charterer and two of our Handysize dry bulk carriers on short-term charter to UFC include profit sharing arrangements whereby we earn, respectively, a 33% or 50% share of profits earned by the vessels above threshold levels.

Vessel Management Expenses

Our vessel-owning subsidiaries with vessels on charter to Frontline Shipping have entered into fixed rate management agreements with Frontline Management, under which Frontline Management is responsible for all technical management of the vessels. These subsidiaries each pay Frontline Management a fixed fee of $9,000 per day per vessel for these services. This daily fee has been payable since July 1, 2015, when the amendments to the charter agreements became effective, before which the fixed daily fee was $6,500. An exception to this arrangement is for any vessel chartered to Frontline Shipping which is sub-chartered by them on a bareboat basis, for which no management fee is payable for the duration of bareboat sub-charter. Similarly, the vessels on time-charter to the Golden Ocean Charterer pay a fixed fee of $7,000 per day per vessel to Golden Ocean Group Management, a wholly-owned subsidiary of Golden Ocean, for all technical management of the vessels.

In addition to the vessels on charter to Frontline Shipping and the Golden Ocean Charterer, we also have eight container vessels, 14 dry bulk carriers and two car carriers employed on time charters, and two Suezmax tankers employed in the spot market. We have outsourced the technical management for these vessels and we pay operating expenses for the vessels as they are incurred.  The remaining vessels we own that have charters attached to them are employed on bareboat charters, where the charterer pays all operating expenses, including maintenance, drydocking and insurance.

Administrative Expenses

Administrative expenses consist of general corporate overhead expenses, including personnel costs, property costs, legal and professional fees, and other administrative expenses. Personnel costs include, among other things, salaries, pension costs, fringe benefits, travel costs and health insurance. We have entered into an administrative services agreement with Frontline Management under which they provide us with certain administrative support services, and have agreed to reimburse them for reasonable third party costs, if any, advanced on our behalf. Some of the compensation paid to Frontline Management is based on cost sharing for the services rendered, based on actual incurred costs plus a margin.

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

Prior to December 31, 2011, the Frontline Charterers paid the Company a profit sharing rate of 20% of their earnings above average threshold charter rates on a time-charter equivalent basis from their use of the Company's fleet each fiscal year. For each profit sharing period, the threshold is calculated as the number of days in the period multiplied by the daily threshold TCE rates for the applicable vessels. Starting on January 1, 2012, amendments to the charter agreements increased the profit sharing percentage to 25% for earnings above those threshold levels. Additionally, those amendments provided that during the four year period of the temporary reduction in charter rates, the Frontline Charterers will pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day. Under the terms of the amendments to the charter agreements, we received a compensation payment of $106 million, of which $50 million represented a non-refundable advance relating to the 25% profit sharing agreement. In 2015, further amendments were made to the charter agreements reducing the charter rates and increasing the profit sharing percentage to 50% for earnings above the new time-charter rates with effect from July 1, 2015. The Company did not recognize any income under the 25% profit sharing agreement, as the cumulative share of earnings did not attain the starting level of $50 million over the three and a half years of the agreement's duration. The new 50% profit sharing agreement with Frontline Shipping is not subject to any such constraints, and is payable on a quarterly basis.

In the third quarter of 2015, we acquired eight Capesize dry bulk carriers from subsidiaries of Golden Ocean and immediately upon delivery each vessel commenced a ten year time-charter to the Golden Ocean Charterer. The terms of the charters provide that we will receive a profit sharing rate of 33% of each vessel's earnings above average threshold charter rates, calculated quarterly on a time-charter equivalent basis. We also receive a 50% share of profits earned by some our dry bulk carriers operating on short-term time charters to UFC. All profit sharing revenues are recorded when earned and realizable.

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

In the year ended December 31, 2012, reviews of the carrying value of long-lived assets indicated that the Company's long-term investments in shares in a container vessel owner/operator and warrants to purchase shares in a U.S. company were impaired, and charges were taken against these assets. No impairment charge was required in 2013. In the year ended December 31, 2014, reviews of the carrying value of long-lived assets indicated that five 2,800 TEU container vessels were impaired, and charges were taken against these assets. In the year ended December 31, 2015, reviews of the carrying value of long-lived assets indicated that two offshore supply vessels and two container vessels were impaired, and charges were taken against these assets.

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

During the past few years, the charter-free market values of vessels have experienced particular volatility, with substantial declines in many vessel classes.  As a result, the charter-free market values of many of our vessels have declined below those vessels' carrying value. However, we would not impair those vessels' carrying value under our accounting impairment policy, if we expect future cash flows receivable from the vessels over their remaining useful lives, including existing charters, to exceed the carrying values of such vessels.

At December 31, 2015, we owned 70 vessels and rigs, and had contracted to acquire a further two newbuilding container vessels and two newbuilding oil product tankers. Taking into account the $262 million scheduled remaining payments for the newbuildings, and including the two ultra-deepwater drilling units and the harsh-environment jack-up drilling rig which are owned by equity accounted subsidiaries, the aggregate carrying value of these 74 assets at December 31, 2015, was $3.8 billion, as summarized in the table below. The table is presented in the context of the markets in which the vessels operate, with oil tankers, oil product tankers and chemical tankers grouped together under "Tanker vessels", container vessels and car carriers grouped together under "Liners" and jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels grouped together under "Offshore units".

	Number of owned vessels	Aggregate carrying value at December 31, 2015 ($ millions)
Tanker vessels (1)	20	709
Dry bulk carriers (2)	22	633
Liners (3)	22	885
Offshore units (4)	10	1,546
	74	3,773

(1)
Includes 2 vessels with an aggregate carrying value of $43 million, which we believe exceeds their aggregate charter-free market value by approximately $18 million, and 18 vessels with a carrying value of $666 million, which we believe is approximately $85 million less than their aggregate charter-free market value.

(2)	Includes 22 vessels with an aggregate carrying value of $633 million, which we believe exceeds their aggregate charter-free market value by approximately $235 million.

(3)
Includes 6 vessels with an aggregate carrying value of $361 million, which we believe exceeds their aggregate charter-free market value by approximately $41 million, and 16 vessels with an aggregate carrying value of $524 million, which we believe is approximately $50 million less than their aggregate charter-free market value.

(4)
Includes 5 vessels with an aggregate carrying value of $632 million, which we believe exceeds their aggregate charter-free market value by approximately $80 million, and 5 vessels with an aggregate carrying value of $914 million, which we believe is approximately $228 million less than their aggregate charter-free market value.

The above aggregate carrying value of $3,773 million at December 31, 2015, is made up of (a) $511 million investments in capital leases, (b) $1,641 million vessels and equipment, (c) $40 million newbuildings, (d) $262 million cost to complete newbuildings and (e) $1,319 million carrying value of two ultra-deepwater drilling units and one jack-up drilling rig owned by equity accounted subsidiaries.

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

Recent accounting pronouncements

In May 2014, the FASB issued ASU 2014-09 "Revenue from Contracts with Customers" in order to ensure that revenue recognition requirements are the same under both US GAAP and International Financial Reporting Standards ("IFRS"). ASU 2014-09 removes inconsistencies and provides a more robust framework for addressing revenue issues. ASU 2014-09 was effective for reporting periods and interim periods beginning on or after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 "Deferral of the Effective Date" to delay the implementation of ASU 2014-09 by one year, in response to feedback from preparers, practitioners and users of financial statements. Accordingly, ASU 2014-09 is now effective for reporting periods and interim periods beginning on or after December 15, 2017. Early adoption is permitted for reporting and interim periods beginning on or after December 15, 2016. The Company is currently assessing the impact of ASU 2014-09 on its consolidated financial position, results of operations and cash flows.

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

In April 2015, the FASB issued ASU 2015-03 “Simplifying the Presentation of Debt Issuance Costs” to simplify presentation of debt issuance costs. The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. ASU 2015-03 is effective for public entities with reporting periods beginning after December 15, 2015. Early adoption is permitted for financial statements that have not been previously issued. In August 2015, the FASB issued ASU 2015-15 "Interest - Imputation of Interest" to address the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements, which were not specifically addressed in ASU 2015-03. The Company believes that the implementation of this update will only affect the presentation of debt issuance costs which will be shown as a direct deduction of the related debt instead of under non-current assets in the accompanying balance sheets.

In June 2015, the FASB issued ASU 2015-10 "Technical Corrections and Improvements" to clarify and make minor improvements to the Codification and correct unintended application of guidance. The FASB does not expect the numerous amendments to have a significant effect on accounting practice. ASU 2015-10 is effective for fiscal years and interim periods beginning on or after December 31, 2015. Early adoption is permitted. The Company is currently assessing the impact of ASU 2015-10 on its consolidated financial position, results of operations and cash flows.

In July 2015, the FASB issued ASU 2015-11 "Simplifying the Measurement of Inventory" to reduce the complexity and cost of the subsequent measurement of inventory, in particular when using the first-in, first-out (FIFO) or average cost methods. The provisions of ASU 2015-11 specifically exclude inventory that is measured using the last-in, first-out (LIFO) or the retail inventory method. Entities should measure inventory within the scope of ASU 2015-11 at the lower of cost and net realizable value. ASU 2015-11 is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The Company is currently assessing the impact of ASU 2015-10 on its consolidated financial position, results of operations and cash flows.

In January 2016, the FASB issued ASU 2016-01 "Recognition and Measurement of Financial Assets and Financial Liabilities" to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 particularly relates to the fair value and impairment of equity investments, financial instruments measured at amortized cost, and the use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU 2016-01 is effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is only permitted for certain particular amendments within ASU 2016-01, where financial statements have not yet been issued. The Company is currently assessing the impact of ASU 2016-01 on its consolidated financial position, results of operations and cash flows.

In February 2016, the FASB issued ASU 2016-02 "Leases" to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 creates a new Accounting Standards Codification Topic 842 "Leases" to replace the previous Topic 840 "Leases." ASU 2016-02 affects both lessees and lessors, although for the latter the provisions are similar to the previous model, but updated to align with certain changes to the lessee model and also the new revenue recognition provisions contained in ASU 2014-09 (see above). ASU 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently assessing the impact of ASU 2016-02 on its consolidated financial position, results of operations and cash flows.

In March 2016, the FASB issued ASU 2016-07 "Investments - Equity Method and Joint Ventures" to simplify the transition to the equity method of accounting. ASU 2016-07 eliminates the requirement that when an investment qualifies for the use of the equity method as a result of an increase in the level of ownership, the investor must adjust the investment, results of operations and retained earnings retrospectively as if the equity method had been in effect during all previous periods in which the investment had been held. ASU 2016-07 is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The Company is currently assessing the impact of ASU 2016-02 on its consolidated financial position, results of operations and cash flows.

Market Overview
The Oil Tanker Market
During 2015, tanker freight rates continued the increase, which started in 2014, from the low levels experienced in 2013. Following remarkable stability in the price of crude oil at around $110 per barrel between 2011 and 2013, the price declined to below $50 per barrel in December 2014, and further to below $30 per barrel in January 2016. This was a consequence of increased production in the United States, Libya and other producers, coupled with Saudi Arabia and associated OPEC members declining to limit their own production, which caused significant changes in the pattern of oil trade around the world. Since 2013, global oil production has increased by more than 5%, average trading distances have increased by more than 3% and oil tankers are increasingly being used as floating storage. Overall, tonnage demand for tankers increased by 4% in 2014 and a further 7% in 2015. On the supply side, crude oil tanker capacity grew by only 1.4% in 2014 and 1.8% in 2015, resulting in fleet utilization increasing by more than 2% in 2014 and a further 4% in 2015 to almost 90%, the highest level since 2008.

The increase in fleet utilization resulted in 2015 being another good year for crude oil tankers, with TCE rates for modern VLCCs and Suezmax tankers averaging approximately $42,700 and $33,000 per day, respectively, between 35% and 40% above average rates in 2014, which were in turn 30% above rates in 2013. The strengthening trend started in the second half of 2014, and in December 2015 spot charter rates for VLCCs averaged over $100,000 per day, the highest level since 2008.

According to industry sources, at the end of 2015 the total orderbook for new VLCCs and Suezmax tankers consisted of 136 vessels and 107 vessels, respectively, representing in both cases approximately 21% of the existing fleet. These are higher levels than at the end of 2014, which were approximately 14% of the existing fleet at the time, reflecting a significant increase in newbuilding orders in 2015, related to the improved fundamentals in the oil tanker market.

The Dry Bulk Shipping Market
The dry bulk shipping market experienced yet another difficult year in 2015, with average earnings at their lowest levels for fifteen years. Overall, industry sources indicate that fleet capacity increased by more than 2%, while tonnage demand for vessels registered no growth at all, owing to significant reductions in Chinese imports, particularly coal and iron ore, driven by the slowing growth in the Chinese economy.

Accordingly, the market for dry bulk carriers was generally depressed throughout 2015. The average one-year time charter rates for Capesize, Supramax and Handysize dry bulk carriers were, respectively, $10,000 per day, $7,600 per day and $6,700 per day, representing decreases from 2014 of 54%, 33% and 26%, respectively.

During 2015, contracting for newbuilding dry bulk carriers decreased to 18 million dwt from 67 million dwt in 2014, while deliveries of new vessels amounted to 49 million dwt and scrapping removed some 31 million dwt. Thus, fleet capacity increased by 18 million dwt, equivalent to approximately 2.4% of the overall average fleet size for the year. At the end of 2015, the total orderbook for new dry bulk carriers was 127 million dwt, equivalent to 16% of the existing fleet.

The Freight Liner Market (Containerships and Car Carriers)
The container charter market experienced another weak year in 2015, with the influx of 1.7 million TEU of new capacity continuing the general situation of overcapacity. This resulted in average freight rates per TEU falling by about 30% in 2015.

Industry sources indicate that container ship demand increased by slightly under 4% in 2015, while overall capacity grew by 8% to approximately 19.7 million TEU, after deducting 200,000 TEU which was scrapped. Charter rates began the year at low levels, which increased in the first half of the year but then fell back again in the second half as demand for extra capacity failed to match the increase in supply, due to subdued levels of economic growth. This resulted in a dramatic increase in idle capacity, and at the end of the year approximately 7% of the fleet was reported to be idle, considerably more than the 1.2% idle capacity at the end of 2014.

Contracting for new container vessels in 2015 was higher than in 2014, with 1.8 million TEU of capacity ordered in the first three quarters of the year compared with 1.1 million TEU ordered in the full year 2014. The bias continues to be towards larger vessels, with approximately 75% of the orders being for vessels with capacities of 12,000 TEU and above. At the end of the year, the ratio of outstanding orders to existing fleet capacity increased from 18% to almost 20%.

The car carrier market was weaker than expected in 2015, due to sales of cars being lower than predicted, particularly in Russia, Brazil and Argentina, resulting in reduced exports mainly from Asia. Overall, sales of new imported cars increased by approximately 2% to 15.5 million units. Meanwhile, there were 24 vessels delivered from shipyards in 2015 and 6 vessels removed from the fleet, resulting in fleet capacity growth of approximately 3%. At the year end, the orderbook consisted of 75 vessels, equivalent to 10% of existing fleet capacity.

The Offshore Market
From 2011 to 2013, the oil price (Brent crude spot) averaged around $110 per barrel, which was attractive to oil and gas companies and prompted them to substantially increase their investment in offshore exploration and development activity. This resulted in the total number of mobile offshore drilling units increasing from 638 at the start of 2010 to 811 at the start of 2014, and almost full utilization and record high day rates for those assets. However, over the course of 2014 the oil price fell to below $50 per barrel in December 2014, and the fall continued to under $30 per barrel in January 2016. As a consequence of the fall in oil prices, oil and gas companies have significantly reduced their exploration and development activities, resulting in decidedly weaker demand in the offshore drilling market. Worldwide demand for drilling units has declined from 744 units at the end of 2013 to 561 units at the end of 2015, the number of units scrapped has increased from 6 in 2013 to 43 in 2015 and the number of units cold-stacked has increased from 67 at the end of 2013 to 97 at the end of 2015. Asset utilizations have declined from 96% of the active supply at the end of 2013 to 74% at the end of 2015, and global average day rates have declined by approximately 50% since the end of 2013.

Industry sources indicate that orders were placed for only 5 newbuilding drilling units in 2015, compared with 43 in 2014, reflecting the clear deterioration in market fundamentals. The average number of available units at the end of 2015 was 762, a decrease of 6% on the average of 808 at the end of 2014. Although 99 new units are scheduled to be delivered in 2016, it is clear that owners will have to adjust their fleets through delaying and cancellation of newbuildings and removals/scrapping of older units.

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

Results of Operations

Year ended December 31, 2015, compared with year ended December 31, 2014

Net income for the year ended December 31, 2015, was $200.8 million, an increase of 64% from the year ended December 31, 2014.

(in thousands of $)	2015	2014
Total operating revenues	406,740	327,487
Gain/(loss) on sale of assets	7,364	(1,384)
Gain on termination of charters	—	25,315
Total operating expenses	(248,058)	(206,272)
Net operating income	166,046	145,146
Interest income	39,142	40,451
Interest expense	(70,583)	(86,081)
Other non-operating items (net)	32,622	(10,198)
Equity in earnings of associated companies	33,605	33,497
Net income	200,832	122,815

Net operating income in 2015 was $20.9 million higher than in 2014, principally due to the $79.3 million increase in operating revenues (see below), partly offset by the $30.6 million increase in vessel impairment charges (see below) and the absence of gains on termination of charters. Net income was $78.0 million higher, principally due to the increase in net operating income and the $42.8 million improvement in other non-operating items (see below).

Four ultra-deepwater drilling units (one of which was a newbuilding delivered in February 2014 and one of which was sold in December 2014) and two container vessels chartered-in on bareboat charters (until the charters were terminated in the first quarter of 2014) were accounted for under the equity method during 2015 and 2014. The operating revenues of the wholly-owned subsidiaries owning these assets are included under "equity in earnings of associated companies", where they are reported net of operating and non-operating expenses.

Operating revenues

(in thousands of $)	2015	2014
Direct financing lease interest income	34,193	45,363
Finance lease service revenues	46,460	46,488
Profit sharing revenues	59,607	33,756
Time charter revenues	160,778	93,052
Bareboat charter revenues	68,015	69,771
Voyage charter revenues	35,783	34,608
Other operating income	1,904	4,449
Total operating revenues	406,740	327,487

Total operating revenues increased 24% in the year ended December 31, 2015, compared with 2014.

In general, direct financing and sales-type lease interest income reduces over the terms our leases, as progressively a lesser proportion of the lease rental payment is allocated to interest income and a greater proportion is treated as repayment on the lease. The $11.2 million decrease in lease interest income from 2014 to 2015 is partly due to this effect, but also to reduced charter rates incorporated into the leases from July ,2015, onwards (see Note 23: Related party transactions) and the sale in 2015 of three Suezmax tankers (Front Glory, Front Splendour and Mindanao) and in 2014 of three VLCCs (Front Comanche, Front Commerce and Front Opalia), all of which were previously direct financing lease assets chartered to the Frontline Charterers.

The reduction in finance lease service revenue associated with the above sales of time-chartered vessels in 2015 and 2014, was offset by the increase in fixed vessel operating fees from $6,500 per day to $9,000 per day from July 1, 2015 onwards (see Note 23).

Prior to December 31, 2011, the Frontline Charterers paid us profit sharing of 20% of their earnings from our vessels on a time-charter equivalent basis above average threshold charter rates each fiscal year. Amendments to the charter agreements made in December 2011, increased the profit sharing percentage to 25% for earnings above those threshold levels, and additionally provided that for the four year period of the temporary reduction in charter rates, the Frontline Charterers would pay us 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day per vessel - this latter item is called "cash sweep" income. In 2014 we earned $32.7 million under these arrangements, all of which was cash sweep income. Following further amendments to the charter agreements effective from July 1, 2015, onwards, the profit sharing percentage was increased to 50% and the cash sweep arrangement was terminated. In 2015 we earned $19.9 million in cash sweep income, $37.2 million under the 50% profit share arrangement and nothing under the 25% profit share arrangement. We also had a profit sharing agreement relating to five Handysize dry bulk carriers chartered to UFC in 2015, which earned us $2.5 million, compared with $1.1 million in 2014.

During 2014, time-charter revenues were earned by nine container vessels, 14 dry bulk carriers and two car carriers. In 2015, we disposed of five 2,800 TEU container vessels and took delivery of three additional container vessels averaging approximately 9,000 TEU and also eight Capesize dry bulk carriers operating under time-charters. The 73% increase in time-charter revenues from 2014 to 2015 is due to these additional vessels delivered in 2015, and two 8,700 TEU container vessels delivered in the second half of 2014.

Bareboat charter revenues are earned by our vessels which are leased under operating leases on a bareboat basis. In both 2014 and 2015, these consisted of four offshore supply vessels, two chemical tankers, one jack-up drilling rig, and 11 container vessels. Total bareboat revenues were more or less unchanged from 2014 to 2015.

Two of our vessels, the Suezmax tankers Everbright and Glorycrown, were sold under sales-type lease agreements in 2010 and 2009, respectively. Following default by the purchaser, these vessels were returned to us in September 2013, since when we have traded them on a voyage charter basis, earning $35.8 million in voyage charter revenues in 2015 (2014: $34.6 million).

Cash flows arising from direct financing leases

The following table analyzes our cash flows from the direct financing leases with the Frontline Charterers, Deep Sea and Deep Sea Supply BTG during 2015 and 2014, and shows how they are accounted for:

(in thousands of $)	2015	2014
Charterhire payments accounted for as:
Direct financing and sales-type lease interest income	34,193	45,363
Finance lease service revenues	46,460	46,488
Direct financing and sales-type lease repayments	35,946	43,120
Total direct financing and sales-type lease payments received	116,599	134,971

The vessels chartered on direct financing leases to Frontline Shipping, or the Frontline Charterers prior to July 1, 2015, are leased on time-charter terms, where we are responsible for the management and operation of such vessels. This has been effected by entering into fixed price agreements with Frontline Management whereby we pay them management fees of $9,000 per day for each vessel chartered to Frontline Shipping from July 1, 2015, onwards, before which the fee was $6,500 per day for each vessel chartered to the Frontline Charterers. Accordingly, $9,000 per day (previously $6,500 per day) is allocated from each time charter payment received from Frontline Shipping (previously the Frontline Charterers) to cover lease executory costs, and this is classified as "finance lease service revenue". If any vessel chartered on direct financing leases to Frontline Shipping is sub-chartered on a bareboat basis, then the charter payments for that vessel are reduced by $9,000 per day for the duration of the bareboat sub-charter.

Gain/(loss) on sale of assets

In 2015, net gains totaling $7.4 million were recorded on the disposal of three Suezmax tankers (Front Glory, Front Splendour and Mindanao) and five 2,800 TEU container vessels. In 2014, losses totaling $1.4 million were recorded on the disposal of three VLCCs (Front Comanche, Front Commerce and Front Opalia).

Gain on termination of charters

In 2014, compensation amounting to $25.3 million was received in respect of the early termination of the time charters on four Handysize dry bulk carriers. The charters for these newbuilding vessels had been agreed in November 2010, with terms of five years from delivery from the yard. There was no gain on termination of charters in 2015.

Operating expenses

(in thousands of $)	2015	2014
Vessel operating expenses	120,831	119,470
Depreciation	78,080	67,393
Vessel impairment charge	42,410	11,800
Administrative expenses	6,737	7,609
	248,058	206,272

Vessel operating expenses consist of payments to Frontline Management of $9,000 per day ($6,500 per day before July 1, 2015) for each vessel chartered to Frontline Shipping (the Frontline Charterers before July 1, 2015) and also payments to Golden Ocean Management of $7,000 per day for each vessel chartered to the Golden Ocean Charterer, in accordance with the vessel management agreements. In addition, vessel operating expenses include operating and occasional voyage expenses for the container vessels, dry bulk carriers and car carriers operated on a time-charter basis and managed by related and unrelated parties, and also voyage expenses for the two Suezmax tankers currently operating in the spot market.

Vessel operating expenses increased by only 1% from 2014 to 2015. Although we took delivery of eight Capesize dry bulk carriers and three container vessels operating on time charters in 2015, and also agreed an increase in fixed daily fees payable to Frontline Management from July 1, 2015, onwards, which all served to increase vessel operating expenses, there were reductions elsewhere due to the disposal of tankers in 2014 and 2015 and also considerably lower operating and voyage expenses for the two tankers operating in the spot market.

Depreciation expenses relate to the vessels on charters accounted for as operating leases and on voyage charters. The increase from 2014 to 2015 is primarily due to the delivery in 2014 of two newbuilding container vessels and the delivery in 2015 of eight dry bulk carriers and three newbuilding container vessels, partly offset by the disposal of five container vessels in 2015.

During 2015, a review of the carrying value of long-lived assets indicated that the carrying values of two of our offshore supply vessels and two of our container vessels were impaired and an impairment charge was taken. In 2014, an impairment charge was made against five 2,800 TEU container vessels.

Administrative expenses, which include salaries, office costs, and fees for professional and administrative services, were lower in 2015 than 2014, principally due to lower salary costs.

Interest income

Interest income decreased from $40.5 million in 2014 to $39.1 million in 2015, mainly due to the absences in 2015 of $6.5 million interest received in 2014 on the shareholder's loan to SFL West Polaris, which was sold in 2014, and of $4.5 million interest received in 2014 on refunded shipyard instalment payments relating to four canceled newbuilding contracts, largely offset by a $9.4 million increase in interest received on Frontline loan notes, additional notes having been received in November 2014 on the termination of the charters on three VLCCs.

Interest expense

(in thousands of $)	2015	2014
Interest on US$ floating rate loans	23,726	25,163
Interest on NOK floating rate bonds due 2014	—	1,137
Interest on NOK floating rate bonds due 2017	4,628	6,094
Interest on NOK floating rate bonds due 2019	5,604	6,675
Interest on 3.75% convertible bonds due 2016	4,685	4,688
Interest on 3.25% convertible bonds due 2018	11,375	11,375
Swap interest	8,947	19,486
Other interest	5	192
Amortization of deferred charges	11,613	11,271
	70,583	86,081

At December 31, 2015, the Company and its consolidated subsidiaries had total debt outstanding of $1.7 billion (2014: $1.7 billion) comprised of $149 million (NOK1,323 million) net outstanding principal amount of NOK floating rate bonds (2014: $196 million, NOK1,464 million), $118 million net outstanding principal amount of 3.75% convertible bonds (2014: $125 million), $350 million net outstanding principal amount of 3.25% convertible bonds (2014: $350 million) and $1.0 billion under floating rate secured long term credit facilities (2014: $1.1 billion). The average three-month US$ London Interbank Offered Rate, or LIBOR, was 0.32% in 2015 and 0.23% in 2014. Total interest expense in 2015 was $15.5 million less than in 2014, mainly due to reduced swap interest.

The decrease in interest payable on the NOK floating rate bonds due 2014 is due to their redemption in April 2014. The decrease in interest payable on the NOK floating rate bonds due 2017 and 2019 is due to repurchases in 2015, which are being held as treasury bonds. The small decrease in interest payable on the 3.75% convertible bonds is due to repurchases in December 2015.

At December 31, 2015, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $1.0 billion of floating rate debt at a weighted average rate excluding margin of 3.02% per annum (2014: $1.3 billion of floating rate debt fixed at a weighted average rate excluding margin of 3.41% per annum). The reductions in swap interest paid and the weighted average swap rate is substantially due to the termination of certain swaps with a fixed rate of 6%.

As reported above, four ultra-deepwater drilling units and two chartered-in container vessels were accounted for under the equity method in 2015 and 2014. Their non-operating expenses, including interest expenses, are not included above, but are reflected in "Equity in earnings of associated companies" below.

Other non-operating items

Other non-operating items amounted to a net gain $32.6 million (2014: net loss of $10.2 million). The net gain in 2015 consists of gains of $44.6 million on the sale of Horizon Lines loan notes and share warrants, $28.9 million on the redemption of Frontline loan notes and $1.0 million on purchases of our own bonds, offset by a $20.6 million impairment loss on available for sale securities, a $13.2 million adverse mark-to-market valuation adjustment to non-designated interest rate swaps, $6.5 million cash payments on non-designated interest rate swaps and $1.6 million other costs (mainly bank and loan commitment fees). The net loss in 2014 consists of $7.7 million adverse mark-to-market valuation adjustments to non-designated interest rate swaps, $7.2 million cash payments on non-designated interest rate swaps, $1.4 million other costs, partly offset by a gain of $6.1 million on disposal of investment in an associated company.

Equity in earnings of associated companies

During 2014 and 2015, the Company had certain wholly-owned subsidiaries accounted for under the equity method, as discussed in the consolidated financial statements included herein (Note 16: Investment in associated companies). The total equity in earnings of associated companies in 2015 was more or less the same as in 2014, with the $3.7 million increase in earnings from the newbuilding harsh environment jack-up drilling rig West Linus, delivered in February 2014, and the $2.6 million share of net income from Frontline during the period in 2015 when it was an equity accounted associate, substantially offset by the $4.6 million decrease in earnings from the drillship West Polaris, sold in December 2014, the $0.9 million decrease in earnings from West Hercules and West Taurus, associated with reducing finance lease interest income, and the $0.7 million decrease in earnings from two container vessels chartered in until the first quarter of 2014 (see Note 16).

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

The $14.3 million reduction in lease interest income from 2013 to 2014 is due to the inherent reduction over time in the amount of total lease receipts which are allocated to lease interest income, and also to the sale in 2014 of three VLCCs (Front Comanche, Front Commerce and Front Opalia) and in 2013 of two VLCCs (Front Champion and Golden Victory), one Suezmax tanker (Front Pride) and one OBO (Front Guider), all of which were previously direct financing lease assets chartered to the Frontline Charterers.

The reduction in finance lease service revenue reflects the above sales of vessels in 2014 and 2013, which had been direct financing lease assets chartered to the Frontline Charterers on a time-charter basis.

In 2014 we earned $32.7 million under the profit sharing arrangements with the Frontline Charterers, all of which was cash sweep income. In 2013 we had no earnings under these arrangements, due to the poor state of the tanker market during the year. We also have a profit sharing agreement relating to five Handysize dry bulk carriers chartered to UFC in 2014, which earned us $1.1 million in 2014, compared with $0.8 million in 2013.

During 2013, time-charter revenues were earned by seven container vessels, 12 dry bulk carriers and two car carriers. In 2014, we took delivery of two additional container vessels and two additional dry bulk carriers operating under time-charters. The 12% increase in time-charter revenues from 2013 to 2014 is due to these four additional vessels.

In 2013, we had four offshore supply vessels, two chemical tankers, one jack-up drilling rig, and two 1,700 TEU container vessels operating under bareboat charters. In 2014 we took delivery of nine additional container vessels operating under bareboat charters, resulting in an increase of $8.7 million in bareboat charter revenues.

Our two vessels operated on a voyage charter basis since September 2013 earned $34.6 million in voyage charter revenues in 2014 (2013: $9.7 million).

Cash flows arising from direct financing and sales-type leases

The following table analyzes our cash flows from the direct financing and sales-type leases with the Frontline Charterers, Deep Sea, Deep Sea Supply BTG and North China Shipping Holdings Co. Ltd., or NCS, during 2014 and 2013, and shows how they are accounted for:

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

Gain on termination of charters

In 2014, compensation amounting to $25.3 million was received in respect of the early termination of the time charters on four Handysize dry bulk carriers. There was no gain on termination of charters in 2013.

Operating expenses

(in thousands of $)	2014	2013
Vessel operating expenses	119,470	105,534
Depreciation	67,393	58,436
Vessel impairment charge	11,800	—
Administrative expenses	7,609	7,549
	206,272	171,519

Vessel operating expenses increased by $13.9 million from 2013 to 2014. The increase was largely due to the $17.0 million increase in voyage and other operating costs of the two Suezmax tankers, which commenced operating on voyage charters in September 2013, and also to the $2.9 million in operating costs for the additional two container vessels and two dry bulk carriers operating under time charters in 2014. The increase was partly offset by the $5.9 million reduction in payments to Frontline Management associated with disposals in 2013 and 2014 of five time-chartered VLCCs, one Suezmax tanker and one OBO.

The increase in depreciation from 2013 to 2014 is primarily due to the delivery of 11 container vessels and two dry bulk carriers in 2014 accounted for as operating lease assets.

During 2014, a review of the carrying value of long-lived assets indicated that the carrying value of five 2,800 TEU container vessels was impaired and an impairment charge was taken. No vessel impairment charge was recorded in 2013.

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

At December 31, 2014, the Company and its consolidated subsidiaries had total debt outstanding of $1.7 billion (2013: $1.7 billion) comprised of $196 million (NOK1,464 million) net outstanding principal amount of NOK floating rate bonds (2013: $165 million, NOK1,001 million), $125 million net outstanding principal amount of 3.75% convertible bonds (2013: $125 million), $350 million net outstanding principal amount of 3.25% convertible bonds (2013: $350 million) and $1.1 billion under floating rate secured long term credit facilities (2013: $1.1 billion). The average three-month US$ LIBOR was 0.23% in 2014 and 0.27% in 2013. Total interest expense was substantially unchanged from 2013 to 2014, in line with total debt levels.

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

Equity in earnings of associated companies

During 2013 and 2014, the Company had certain wholly-owned subsidiaries accounted for under the equity method (see Note 16: Investment in associated companies). The total equity in earnings of associated companies in 2014 was $5.3 million more than in 2013, due to $12.4 million in earnings from the newbuilding harsh environment jack-up drilling rig West Linus delivered in February 2014, partly offset by reduced direct financing lease income on three ultra-deepwater drilling units and the termination of arrangements for chartering in two container vessels.

Liquidity and Capital Resources

We operate in a capital intensive industry.  Our purchase of the tankers in the initial transaction with Frontline was financed through a combination of debt issuances, a deemed equity contribution from Frontline and borrowings from commercial banks.  Our subsequent acquisitions have been financed through a combination of our own equity and term loans and revolving credit facilities from commercial banks.  Providers of such borrowings generally require that the loans be secured by mortgages against the assets being acquired, and at December 31, 2015, substantially all of our vessels and drilling units are pledged as security. However, in common with many other companies, we also have unsecured borrowings as shown below. Providers of unsecured financing do so on the basis of the Company's assets and liabilities, cash flows, operating results and other factors, all of which affect the terms on which such unsecured financing is available. In general, unsecured financing is more expensive than borrowings secured against collateral.

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows.  Revenues from our time charters and bareboat charters are received 15 days in advance, monthly in advance, or monthly in arrears.  Vessel management and operating fees are payable monthly in advance for vessels chartered to Frontline Shipping and the Golden Ocean Charterer, and as incurred for other time-chartered vessels.

Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short and long term needs. This includes arranging borrowing facilities on a cost-effective basis. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Norwegian Kroner and Pound Sterling.

Surplus funds may be deployed to acquire equity or debt interests in other companies, with the aim of generating competitive returns. Such investments may also utilize credit facilities arranged specifically to facilitate such investment.

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
-    $250 million secured revolving credit facility due 2018
-    $45 million secured term loan and revolving credit facility due 2019
-    $75 million secured term loan facility due 2019
-    $20 million secured term loan facility due 2019
-    $43 million secured term loan facility due 2019
-    $43 million secured term loan facility due 2020
-    $101 million secured term loan facility due 2020
-    $128 million secured term loan facility due 2021
-    $210 million secured term loan facility due 2021
-    $128 million secured term loan facility due 2022
-    $171 million secured loan facility due 2023
-    $39 million secured term loan facility due 2022
-    $166 million secured term loan facility due 2022

Our long-term liquidity requirements also include repayment of the following long-term loan agreements of our equity-accounted subsidiaries:

-	$390 million secured term loan and revolving credit facility due 2018

-	$375 million secured term loan and revolving credit facility due 2019

-	$475 million secured term loan and revolving credit facility due 2019

At December 31, 2015, substantially all of our vessels and rigs were pledged as security against borrowings, apart from three of our 1,700 TEU container vessels.

At April 1, 2016, we had contractual commitments of $179.9 million relating to agreements to acquire newbuildings. In addition, two subsidiaries had contractual commitments totaling $406.1 million relating to agreements to charter-in two 18,000-20,000 TEU container vessels on 15 year bareboat charters, of which $30.0 million represents initial payments due on delivery of the vessels.

We expect that we will require additional borrowings or issuances of equity in the long term to meet our capital requirements.

As of December 31, 2015, we had cash and cash equivalents of $70 million (2014: $51 million). In the year ended December 31, 2015, we generated cash of $258 million from operations and used $206 million in investing activities and $33 million net in financing activities.

During the year ended December 31, 2015, we paid four dividends totaling $1.74 per common share (2014: four dividends totaling $1.63 per common share), or a total of $163 million (2014: $152 million). All dividends paid in 2015 and 2014 were cash payments.

Borrowings

As of December 31, 2015, we had total short-term and long-term debt outstanding of $1.7 billion (2014: $1.7 billion).  In addition, as of December 31, 2015, our wholly-owned subsidiaries SFL Deepwater Ltd., or SFL Deepwater, SFL Hercules Ltd., or SFL Hercules, and SFL Linus Ltd., or SFL Linus, had long term debt of $221 million, $256 million, and $354 million, respectively (2014: $303 million, $284 million and $451 million, respectively). These three subsidiaries are accounted for using the equity method, as was our previously wholly-owned subsidiary SFL West Polaris Limited, or SFL West Polaris, and their outstanding long-term debt is not included in the long-term debt shown on our consolidated balance sheet.

The following table presents an overall summary of our borrowings as at December 31, 2015:

	December 31, 2015
(in millions of $)	Outstanding balance on loan	Net amount available to draw
Unsecured borrowings:
3.75% convertible bonds due 2016	117.5	—
NOK600 million bonds due 2017	63.7	—
3.25% convertible bonds due 2018	350.0	—
NOK900 million bonds due 2019	85.4	—
Total unsecured borrowings	616.6	—
Loan facilities secured with mortgages on vessels and rigs, including newbuildings	1,049.9	178.1
Total borrowings of Company and consolidated subsidiaries	1,666.5	178.1
Equity accounted subsidiaries: Loan facilities secured with mortgages on vessels and rigs	831.2	150.0
Total borrowings	2,497.7	328.1

As of December 31, 2015, there was $178.0 million net available to draw under secured revolving credit facilities. Additionally, our equity-accounted subsidiaries had net amounts of $150.0 million available to draw under secured revolving credit facilities as of December 31, 2015.

In March 2008, two subsidiaries entered into a $49 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers. In June 2011, the facility was amended, whereby part of the facility is available on a revolving basis. In November 2015, the term loan part of the facility was prepaid and canceled, and the commitment under the revolving part of the facility was reduced to $20 million in total. At December 31, 2015, the outstanding amount under this facility was $8 million, and the available amount under the revolving part of the facility was $12 million. The facility bears interest of LIBOR plus a margin and has a term of ten years. The facility contains a minimum value covenant and is secured by the subsidiaries' assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees 30% of the outstanding debt. The facility contains covenants that require us to maintain certain minimum levels of free cash and adjusted book equity ratios.

In February 2010, a subsidiary entered into a $43 million secured term loan facility with a bank. The proceeds of the facility were used to partially finance the Suezmax tanker Glorycrown. At December 31, 2015, the amount outstanding under the facility was $26 million. The facility bears interest of LIBOR plus a margin and originally had a term of approximately five years. In November 2014, the terms of the loan were amended and restated, and the facility now matures in November 2019.
The facility is secured by the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2010, a subsidiary entered into a $43 million secured term loan facility with a bank. The proceeds of the facility were used to partially finance the Suezmax tanker Everbright. At December 31, 2015, the amount outstanding under this facility was $26 million. The facility bears interest of LIBOR plus a margin and originally had a term of five years. In March 2015, the terms of the loan were amended and restated, and the facility now matures in March 2020. The facility is secured by the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In November 2010, two subsidiaries entered into a $54 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two Supramax dry bulk carriers. At December 31, 2015, the amount outstanding under this facility was $34 million. The facility bears interest at LIBOR plus a margin and has a term of eight years from delivery of the vessels. The facility is secured by the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2011, we issued $125 million senior unsecured convertible bonds due 2016. Interest on the bonds was fixed at 3.75% per annum. The bonds were convertible into our common shares at any time up to ten banking days prior to February 10, 2016. In the fourth quarter of 2015 we purchased and canceled $7.5 million of the bonds, and at December 31, 2015, the amount outstanding was $118 million. In February 2016, the outstanding amount was redeemed in full, without any conversion into shares having taken place.

In February 2011, a subsidiary entered into a $95 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of the jack-up drilling rig Soehanah. At December 31, 2015, the amount outstanding under this facility was $23 million, and the available amount under the revolving part of the facility was $2 million. The facility bears interest at LIBOR plus a margin and has a term of seven years. The facility is secured against the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2011, three subsidiaries entered into a $75 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of three Supramax dry bulk carriers. At December 31, 2015, the amount outstanding under this facility was $51 million. The facility bears interest at LIBOR plus a margin and has a term of approximately eight years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under the charters attached to the vessels or one year prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In May 2011, eight subsidiaries entered into a $171 million secured loan facility with a syndicate of banks. The facility is supported by China Export & Credit Insurance Corporation, or SINOSURE, which has provided an insurance policy in favor of the banks for part of the outstanding loan. The facility is secured by one 1,700 TEU container vessel and seven Handysize dry bulk carriers. At December 31, 2015, the amount outstanding under this facility was $122 million. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The facility is secured against the subsidiaries' assets and a guarantee from Ship Finance International Limited.

In October 2012, we issued NOK600 million senior unsecured bonds. The bonds bear interest at the three month Norwegian Interbank Offered Rate, or NIBOR, plus a margin and are redeemable in full in October 2017. Subsequent to the issue of the bonds, we have made net purchases of bonds with principal amounts totaling NOK35 million, which are being held as treasury bonds. At December 31, 2015, the amount outstanding was NOK565 million, equivalent to $64 million. The bonds may, in their entirety, be redeemed at our option from April 19, 2017, upon giving bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest.

In November 2012, two subsidiaries entered into a $53 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two car carriers. At December 31, 2015, the outstanding amount under this facility was $40 million. The facility bears interest at LIBOR plus a margin and has a term of five years from drawdown. The facility is secured against the subsidiaries' assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels or six months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In January 2013, we issued $350 million senior unsecured convertible bonds due 2018, all of which was outstanding at December 31, 2015. Interest on the bonds is fixed at 3.25% per annum. The bonds are convertible into our common shares at any time up to two business days prior to February 1, 2018. The conversion price at the time of issuance was $21.945 per share, representing a 33% premium on the share price at the time. Dividend distributions made since the issuance of the bonds have reduced the conversion price to $16.2456 per share. In conjunction with the bond issue, we have loaned up to 6,060,606 of our common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their positions. The shares lent by the Company were borrowed from Hemen Holding Ltd., our largest shareholder.

In March 2014, we issued NOK900 million senior unsecured bonds. The bonds bear interest at NIBOR plus a margin and are redeemable in full in March 2019. Subsequent to the issue of the bonds, we have made net purchases of bonds with principal amounts totaling NOK142 million, which are being held as treasury bonds. At December 31, 2015, the amount outstanding was NOK758 million, equivalent to $85 million. The bonds may, in their entirety, be redeemed at our option from September 19, 2018, upon giving bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest.

In June 2014, seven subsidiaries entered into a $45 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of seven 4,100 TEU container vessels. At December 31, 2015, the amount outstanding under this facility was $36 million, and the available amount under the revolving part of the facility was $9 million. The facility bears interest at LIBOR plus a margin and has a term of five years. The facility is secured against the subsidiaries' assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels, or six months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In August 2014, six subsidiaries entered into a $101 million secured term loan facility, secured against six offshore supply vessels. At December 31, 2015, the amount outstanding under this facility is $88 million. The facility bears interest at LIBOR plus a margin and has a term of approximately five years. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. One of the vessels was sold in February 2016 and the facility is now secured against the remaining five vessels.

In September 2014, two subsidiaries entered into a $20 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two 5,800 TEU container vessels. At December 31, 2015, the amount outstanding under this facility was $20 million. The facility bears interest at LIBOR plus a margin and has a term of five years. The facility is secured against the subsidiaries' assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In September 2014, two subsidiaries entered into a $128 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding 8,700 TEU container vessels, which were delivered in 2014. At December 31, 2015, the amount outstanding under this facility was $118 million. The facility bears interest at LIBOR plus a margin and has a term of seven years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or from the fifth anniversary of the drawdown under the facility, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In November 2014, two subsidiaries entered into a $128 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding 8,700 TEU container vessels, which were delivered in January 2015. At December 31, 2015, the amount outstanding under this facility was $121 million. The facility bears interest at LIBOR plus a margin and has a term of seven years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or six months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In December 2014, two subsidiaries entered into a $39 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two Kamsarmax dry bulk carriers. At December 31, 2015, the amount outstanding under this facility was $34 million. The facility bears interest at LIBOR plus a margin and has a term of approximately eight years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or 12 months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In June 2015, 17 wholly-owned subsidiaries entered into a $250 million secured revolving credit facility with a syndicate of banks, secured against 17 tankers chartered to Frontline Shipping. Three of the tankers have since been sold, and the facility now relates to the remaining 14 tankers. At December 31, 2015, the amount outstanding under this facility was $74 million, and the amount available to draw was $155 million. The facility bears interest at LIBOR plus a margin and has a term of three years. The facility contains minimum value covenants and also covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In July 2015, eight subsidiaries entered into a $166 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of eight Capesize dry bulk carriers. At December 31, 2015, the amount outstanding under this facility was $159 million. The facility bears interest at LIBOR plus a margin and has a term of approximately seven years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains minimum value covenants and also covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In November 2015, three subsidiaries entered into a $210 million secured term loan facility with a syndicate of banks, to partly fund the acquisition of three newbuilding container vessels. One of the vessels was delivered in November 2015, a second was delivered in February 2016, and the remaining vessel is scheduled for delivery in the second quarter of 2016. At December 31, 2015, the amount outstanding under this facility was $70 million, relating to the vessel delivered in November 2015. The facility bears interest at LIBOR plus a margin and has a term of five years from the delivery of each vessel. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or six months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In May 2013, our equity-accounted subsidiary SFL Hercules entered into a $375 million secured term loan and revolving credit facility with a syndicate of banks, secured against the ultra deepwater drilling rig West Hercules. At December 31, 2015, the amount outstanding under the facility was $256 million, and the available amount under the revolving part of the facility was $50 million. The facility bears interest at LIBOR plus a margin, has a term of six years and is secured against the assets of SFL Hercules. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $80 million of the debt. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also contains covenants that require Seadrill to maintain certain minimum levels of liquidity, current ratios, interest cover ratios and adjusted equity ratios and a maximum leverage ratio.

In October 2013, our equity-accounted subsidiary SFL Deepwater entered into a $390 million secured term loan and revolving credit facility with a syndicate of banks, secured against the ultra deepwater drilling rig West Taurus. At December 31, 2015, the amount outstanding under the new facility was $221 million, and the available amount under the revolving part of the facility was $50 million. The facility bears interest at LIBOR plus a margin, has a term of five years and is secured against the assets of SFL Deepwater. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $80 million of the debt. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also contains covenants that require Seadrill to maintain certain minimum levels of liquidity, current ratios, interest cover ratios and adjusted equity ratios and a maximum leverage ratio.

In October 2013, our equity-accounted subsidiary SFL Linus entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks. The proceeds of the facility were used to finance the acquisition of the newbuilding harsh environment jack-up drilling rig West Linus, which was delivered in February 2014. At December 31, 2015, the amount outstanding under the facility was $354 million, and the available amount under the revolving part of the facility was $50 million. The facility bears interest at LIBOR plus a margin, has a term of approximately five years and is secured against the subsidiary's assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $90 million of the debt. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also contains covenants that require Seadrill to maintain certain minimum levels of liquidity, current ratios, interest cover ratios and adjusted equity ratios and a maximum leverage ratio.

We are in compliance with all loan covenants as at December 31, 2015. Deep Sea, Deep Sea Supply BTG and Seadrill are also in compliance with all loan covenants in the facilities discussed above as at December 31, 2015. At December 31, 2015, the three-month U.S. dollar LIBOR was 0.613% and the three-month Norwegian kroner NIBOR was 1.13%.

Minimum Value Covenants

Most of our loan facilities are secured with mortgages on vessels and rigs. At December 31, 2015, we had borrowings totaling $1.2 billion with minimum value covenants which are tested on a regular basis, including $0.8 billion borrowings in wholly-owned subsidiaries accounted for under the equity method. These borrowings were secured against 36 vessels and rigs which had combined charter-free market values totaling approximately $2.6 billion. A reduction of 10% in charter-free market values in 2016 would not result in any material reduction in availability on revolving credit facilities, after scheduled loan repayments and prepayments in the year. In addition, at December 31, 2015, we had borrowings totaling $0.5 billion with minimum value covenants which are tested if there is a default under the charter under which the relevant vessels are employed. These borrowings were secured against 23 vessels which had combined charter-free market values totaling approximately $0.8 billion.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates. At December 31, 2015, the Company and its consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $767 million, whereby variable LIBOR interest rates excluding additional margins are swapped for fixed interest rates between 0.80% per annum and 4.15% per annum. We had also entered into interest rate/currency swap contracts, related to our bonds denominated in Norwegian kroner, with notional principal amounts of NOK600 million ($105 million) and NOK900 million ($151 million), respectively, whereby variable NIBOR interest rates including additional margin are swapped for fixed interest rates of 6.06% per annum and 6.03% per annum, respectively, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK5.69 = $1 and NOK5.96 = $1, respectively. In addition, one equity-accounted subsidiary had entered into interest rate swaps with a combined notional principal amount of $200 million at rates excluding margin of between 1.77% and 2.01% per annum. Approximately $0.2 billion of the above swaps were in excess of related debt at December 31, 2015, as a result of NOK denominated bonds purchased and held as treasury bonds, one of the swaps commencing in December 2016 and another of the swaps commencing in January 2017. Thus, the overall effect of our swaps is to fix the interest rate on approximately $1.0 billion of our floating rate debt at December 31, 2015, at a weighted average interest rate of 4.23% per annum including margin.

The effect of the above swap contracts is to substantially reduce our exposure to interest rate and exchange rate fluctuations, further analysis of which is presented in Item 11 "Quantitative and Qualitative Disclosures about Market Risk".

In addition to the above interest rate and currency swap contracts at December 31, 2015, in February 2016 we entered into interest rate swap contracts with initial principal amounts totaling $68.9 million, swapping variable LIBOR interest rates for a fixed interest rate of 1.2625% per annum. At the date of this report, we were not party to any other derivative contracts.

Equity

In 2015, we issued a total of 64,000 new shares in order to satisfy options exercised by two officers and three employees of the Company. The exercise price of the options averaged $10.55 per share, resulting in a premium on issue of $0.6 million. No other shares were issued and sold in the year ended December 31, 2015.

In November 2006, the Board of Directors approved a share option scheme, permitting the directors to grant options in the Company's shares to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, with a corresponding amount credited to additional paid in capital (see consolidated financial statements Note 22: Share option plan). The additional paid in capital arising from share options granted was $nil in the year ended December 31, 2015 (2014: $29,000).

The Company has accounted for the acquisition of vessels from Frontline at Frontline's historical carrying value.  The difference between the historical carrying value and the net investment in the lease (i.e. the fair value of the vessel at the inception of the lease) has been recorded as a deferred deemed equity contribution. Up to and including June 30, 2015, the deferred deemed equity contribution was amortized as a credit to contributed surplus over the life of the lease arrangement, as lease payments were applied to the principal balance of the lease receivable. The unamortized deferred deemed equity contribution was presented as a reduction in the net investment in finance leases in the balance sheet, and results from the related party nature of both the transfer of the vessels and the subsequent finance leases.  In the course of restating the leases to reflect the amendments effective from July 1, 2015, (see consolidated financial statements Note 15: Investments in direct financing leases) it was concluded that it is no longer appropriate to amortize the deferred deemed equity contributions, which are now incorporated into the revised lease schedules. In the year ended December 31, 2015, we credited contributed surplus with $2 million of such deemed equity contributions (2014: $5 million).

Following the above transactions, as of December 31, 2015, our issued and fully paid share capital balance was $93 million, our additional paid in capital was $286 million and our contributed surplus balance was $588 million.

In March 2016, the Company issued 36,575 new shares in order to satisfy options exercised by two officers and three employees. The exercise price was $12.11 per share, resulting in a total premium on issue of $0.4 million.

Contractual Commitments

At December 31, 2015, we had the following contractual obligations and commitments:

	Payment due by period
	Less than 1 year	1–3 years	3–5 years	After 5 years	Total
	(in millions of $)
3.75% unsecured convertible bonds due 2016	117.5	—	—	—	117.5
NOK600 million senior unsecured bonds due 2017	—	63.7	—	—	63.7
3.25% unsecured convertible bonds due 2018	—	350.0	—	—	350.0
NOK900 million senior unsecured bonds due 2019	—	—	85.4	—	85.4
Floating rate long-term debt	90.5	304.1	287.9	367.3	1,049.8
Floating rate long-term debt in unconsolidated subsidiaries	97.7	348.5	385.0	—	831.2
Total debt repayments	305.7	1,066.3	758.3	367.3	2,497.6
Total interest payments (1)	90.1	133.9	41.7	11.7	277.4
Total vessel purchases (2)	164.1	97.8	—	—	261.9
Total charter commitments (3)	15.0	63.1	50.2	277.8	406.1
Total contractual cash obligations	574.9	1,361.1	850.2	656.8	3,443.0

(1)
Interest payments are based on the existing borrowings of both fully consolidated and equity-accounted subsidiaries. It is assumed that no further refinancing of existing loans takes place and that there is no repayment on revolving credit facilities. Interest rate swaps have not been included in the calculation. The interest has been calculated using the five year U.S. dollar swap of 1.1720%, the five year NOK swap of 0.945% and the exchange rate of NOK8.2692 = $1 as of March 31, 2016, plus agreed margins. Interest on fixed rate loans is calculated using the contracted interest rates.

(2)
Vessel purchase commitments relate to two newbuilding container vessels, one of which was delivered in February 2016 with the other scheduled for delivery later in 2016, and two newbuilding oil product tankers scheduled for delivery in 2017.

(3)
Charter commitments relate to the agreements to charter-in two 18,000-20,000 TEU newbuilding container vessels on 15 year bareboat charters, with payments commencing on delivery of the vessels from the shipyard late in 2016 and early in 2017, respectively. The vessels have been chartered out on 15 year charters.

Research and development, patents and licenses etc.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

Trend information

Vessel prices have generally declined since their peak in 2008, and newbuilding prices remain low by historical standards. Prices for second-hand vessels remained generally at low levels for most of 2015, with fluctuations for different types of vessels reflecting charter rates. Accordingly, during 2015 prices for modern second-hand oil tankers increased by up to 5%, while dry bulk vessels decreased by approximately 35%. Prices for second-hand container vessels were on average unchanged.

The oil tanker market is in a cyclical upswing which started in the second half of 2014, with spot charter rates in December 2015 at their highest since 2008. This strength continued into the first quarter of 2016 and, with fleet growth in 2016 expected to be about 4%, it is expected that 2016 will be a year of continued high fleet utilization, with growth in both the supply and demand for oil tankers returning to normal levels. Non-OPEC oil production is likely to decline for several years following recent severe cuts in investment, and demand for OPEC oil is expected to rise markedly towards 2020, creating a favourable backdrop for tanker demand. However, continuing low oil prices will increase pressure on both OPEC and non-OPEC producers to reduce output in order to boost revenues, and this could have an unfavourable impact on the market for tankers, particularly their use as floating storage. The main factor that could improve the fundamentals for the tanker market is a sustained higher level of growth in the world economy and, although confidence in the short-term outlook is currently fragile, it is expected that the current low oil price will encourage growth in demand while it persists. Our tanker vessels on charter to Frontline Shipping are subject to long term charters that provide for both a fixed base charter-hire and profit sharing payments that apply once Frontline Shipping earns daily rates from our vessels that exceed certain levels. If rates for vessels chartered on the spot market increase, our profit sharing revenues will likewise increase for those vessels operated by Frontline Shipping in the spot market. We also have two Suezmax tankers currently employed in the spot market, which will benefit directly from possible continued strength in spot charter rates.

For dry bulk carriers, 2015 was considerably weaker than 2014, with charter rates and asset values at all-time lows. Capacity supply continued to grow well in excess of demand. Charter rates are expected to remain at very low levels in 2016, with fleet capacity forecast to increase by around 2% and demand by less than 1%. Although dry bulk trade has increased at an average rate in excess of 4% per annum over the past ten years, fleet capacity has grown by more than 8% per annum over the same period, as expectations of growth in China and other developing countries, coupled with optimism over the speed of economic recovery in Europe, led to excessive ordering from shipyards. China accounts for approximately 40% of world tonnage demand, and the market for 2016 will depend critically on China's economic growth rate, which in turn is significantly dependent on worldwide economic growth.

Charter rates for container vessels continued at low levels for most of 2015, particularly for smaller vessels. With capacity growth in 2016 predicted to be between 4% and 5%, and growth in demand expected to be between 3% and 4%, surplus capacity is expected to persist and result in 2016 being another difficult year for the containership industry. Again, it is a return to higher economic growth rates, particularly in Europe and the emerging markets, which is needed before demand levels can rise sufficiently to reduce the current excess capacity and enable charter rates to increase.

The dramatic reduction in the oil price which occurred in 2014 and 2015 has reduced demand for offshore drilling units, and day rates and utilizations have declined considerably in the past two years, and are expected to continue declining in 2016. Most offshore exploration activities are not viable at the current price of around $40 per barrel, and if the price stays at this level it is inevitable that demand and day rates for drilling units will continue to decline. It is possible that some owners/operators of drilling units will experience financial difficulties in the near future, including breaking banking covenants and restructuring. Nevertheless, it is widely thought that the price of oil will have to increase over the coming years, as reserves need replacing and OPEC countries seek to generate more revenue. It is expected that jack-up drilling rigs will benefit from any increase in oil prices earlier than floating drilling units, as the former operate in shallower waters where the break-even cost of oil production is lower. Most of our drilling units have long-term fixed rate charters which are not expected to be exposed to short and medium-term market fluctuations, although we have one jack-up drilling rig with a charter terminating in February 2018.

Interest rates have been at historically low levels since 2009, and are expected to remain low throughout 2016, based on the forward interest rate curve. Despite the recent small increase in U.S. dollar interest rates, it is not expected that rates will increase further in 2016, as the tentative economic recovery falters in Europe and emerging economies. We have effectively hedged most of our interest exposure on our floating rate debt through swap agreements with banks. Several of our charter contracts also include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding loan relating to the asset, effectively transferring the interest rate exposure to our counterparty under the charter contract.

Off balance sheet arrangements

At December 31, 2015, we are not party to any arrangements which may be considered to be off balance sheet arrangements.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors and the Chief Executive Officer and the Chief Financial Officer of our wholly owned subsidiary Ship Finance Management AS, who are responsible for overseeing our management.

Name	Age	Position
Hans Petter Aas	70	Director, Chairman of the Board and Audit Committee member
Kate Blankenship	51	Director of the Company and Chairperson of the Audit Committee
Paul Leand	50	Director of the Company
Harald Thorstein	36	Director of the Company
Bert Bekker	77	Director of the Company
Georgina Sousa	65	Director of the Company
Ole B. Hjertaker	49	Chief Executive Officer of Ship Finance Management AS
Harald Gurvin	41	Chief Financial Officer of Ship Finance Management AS

Under our constituent documents, we are required to have at least one independent director on our Board of Directors whose consent will be required to file for bankruptcy, liquidate or dissolve, merge or sell all or substantially all of our assets.

Certain biographical information about each of our directors and executive officers is set forth below.

Hans Petter Aas has served as a director of the Company since August 2008 and as Chairman of the Board since January 2009. He has served on the Audit Committee since 2010. Mr. Aas has a long career as banker in the international shipping and offshore market, and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR in August 2008. He joined DnB NOR (then Bergen Bank) in 1989, and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance. Mr. Aas is also a director of Deep Sea, Golden Ocean, Seadrill, Knutsen NYK Offshore Partners, Solvang ASA and Gearbulk Holding Limited.

Kate Blankenship has served as a director of the Company since October 2003. Mrs. Blankenship served as the Company's Chief Accounting Officer and Company Secretary from October 2003 to October 2005. Mrs. Blankenship has served as a director of Frontline since August 2003, Golar LNG Limited from July 2003 until September 2015, Golden Ocean since November 2004, Seadrill since May 2005, Archer Limited since August 2007, Golar LNG Partners LP from September 2007 until September 2015, Independent Tankers Corporation Limited since February 2008, NADL since February 2011, Seadrill Partners LLC since 2012 and Avance Gas Holdings Limited since October 2013. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales.

Paul Leand has served as a director of the Company since 2003.  Mr. Leand is the Chief Executive Officer and Director of AMA Capital Partners LLC, or AMA, an investment bank specializing in the maritime industry. From 1989 to 1998, Mr. Leand served at the First National Bank of Maryland where he managed the Bank's Railroad Division and its International Maritime Division. He has worked extensively in the U.S. capital markets in connection with AMA's restructuring and mergers and acquisitions practices. Mr. Leand serves as a member of American Marine Credit LLC's Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund I, a private equity fund formed and managed by AMA. Mr. Leand serves as Chairman of Eagle Bulk Shipping Inc. and is also a director of Seadrill, NADL, Lloyd Fonds AG and Golar LNG Partners LP.

Harald Thorstein has served as a director of the Company since September 2011. Mr. Thorstein is currently employed by Seatankers Consultancy Services (UK) Limited (previously Frontline Corporate Services) in London, prior to which he was employed in the Corporate Finance division of DnB NOR Markets, specializing in the offshore and shipping sectors. Mr. Thorstein has an MSc in Industrial Economics and Technology Management from the Norwegian University of Science and Technology. Mr. Thorstein has served as a director of Seadrill Partners LLC since 2012, Northern Offshore Limited since 2012, Golden Ocean since 2014, and as Chairman of the Board of Directors of Deep Sea since May 2013.

Bert Bekker has served as a director of the Company since May 2015. Mr. Bekker has been in the heavy marine transport industry since 1978 when he co-founded Dock Express Shipping Rotterdam, the predecessor of Dockwise Transport. Mr. Bekker has served as a director of Wilh. Wilhelmsen Netherlands B.V. since July 2003 and Seadrill since April 2013.

Georgina Sousa has served as a director of the Company since May 2015 and as its Secretary since December 2006. Ms. Sousa was employed by the Bermuda law firm of Appleby, Spurling & Kempe as a Company Secretary from 1976 to 1982, and by the Bermuda law firm of Cox & Wilkinson as Senior Company Secretary from 1982 to 1993. From 1993 until January 2007, she was Vice-President Corporate Services of Consolidated Services Limited, a Bermuda Management Company. Ms. Sousa is currently employed by Frontline as Head of Corporate Administration and has served as a director of Frontline since April 2013, Seadrill since November 2015, and NADL since September 2013. Ms. Sousa is Company Secretary of Golden Ocean and served as a director of Knightsbridge Shipping Limited, Golden Ocean's predecessor, from April 2013 to March 2015. She also previously served as a director of Golar LNG Limited from April 2013 until September 2014.

Ole B. Hjertaker has served Ship Finance Management AS as Chief Executive Officer since July 2009, prior to which he served as Chief Financial Officer from September 2006. Mr. Hjertaker also served Ship Finance Management AS as Interim Chief Financial Officer between July 2009 and January 2011. Prior to joining Ship Finance, Mr. Hjertaker was employed in the Corporate Finance division of DnB NOR Markets, a leading shipping and offshore bank. Mr. Hjertaker has extensive corporate and investment banking experience, mainly within the maritime/transportation industries. Mr. Hjertaker also serves as a director of Global Rig Company ASA.

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

B. COMPENSATION

During the year ended December 31, 2015, we paid to our directors and executive officers aggregate cash compensation of $2.1 million including an aggregate amount of $0.06 million for pension and retirement benefits. We reimburse directors for reasonable out of pocket expenses incurred by them in connection with their service to us.

During 2015, 64,000 share options were exercised and none were issued. At December 31, 2015, there were a total of 125,000 options outstanding. In March 2016, we issued 36,575 new shares to satisfy the options outstanding at December 31, 2015. In March 2016, 279,000 options were awarded to employees and board members pursuant to the Company's Share Option Scheme. The options vest over a three year period and have a five year term. The initial exercise price is $14.38 per share and the first options will be exercisable from March 2017.

C. BOARD PRACTICES

In accordance with our Bye-laws, the number of directors shall be such number not less than two as we may by Ordinary Resolution determine from time to time, and each director shall hold office until the next annual general meeting following his election or until his successor is elected. We currently have six directors.

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

We currently have a Compensation Committee, which is responsible for establishing and reviewing the executive officers' and managements' compensation and benefits. Hans Petter Aas is the Chairperson of the Compensation Committee. Paul Leand and Harald Thorstein are also members of the Compensation Committee.

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

D. EMPLOYEES

We currently employ, and during the year ended December 31, 2015, employed, seven persons on a full-time basis. We have contracted with Frontline Management, Golden Ocean Management and other third parties for certain managerial responsibilities for our fleet, and with Frontline Management for some administrative services, including corporate services.

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in our common shares as of April 1, 2016, are as follows:

Director or Officer	Beneficial interest in Common Shares of $1.00 each	Additional interest in options to acquire Common Shares which have vested	Percentage of Common Shares Outstanding
Hans Petter Aas	25,000	—	*
Paul Leand	60,334	—	*
Kate Blankenship	12,711	—	*
Harald Thorstein	—	—	*
Bert Bekker	—	—	*
Georgina Sousa	—	—	*
Ole B. Hjertaker	91,840	—	*
Harald Gurvin	3,946	—	*

*    Less than one percent.

Share Option Scheme

In November 2006, our Board of Directors approved the Ship Finance International Limited Share Option Scheme. The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the Company per share in the period from the date of grant until the date the options are exercised. In 2015, two officers and three employees exercised options to acquire 64,000 shares at prices which averaged $10.55 per share, and we issued 64,000 new shares in order to satisfy the exercised options. In March 2016, we issued 36,575 new shares to satisfy 125,000 options expiring in March 2016. The exercise price was $12.11 per share. In March 2016, 279,000 options were awarded to employees and board members pursuant to the Company's Share Option Scheme. The options vest over a three year period and have a five year term. The initial exercise price is $14.38 per share and the first options will be exercisable from March 2017.

Details of options to acquire common shares in the Company by our Directors and officers as of April 1, 2016, were as follows:

	Number of options
Director or Officer	Total	Vested	Exercise price	Expiration Date
Hans Petter Aas	22,500	—	$14.38	March 2021
Paul Leand	17,500	—	$14.38	March 2021
Kate Blankenship	17,500	—	$14.38	March 2021
Harald Thorstein	17,500	—	$14.38	March 2021
Bert Bekker	10,000	—	$14.38	March 2021
Georgina Sousa	10,000	—	$14.38	March 2021
Ole B. Hjertaker	79,000	—	$14.38	March 2021
Harald Gurvin	35,000	—	$14.38	March 2021

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Ship Finance International Limited is indirectly controlled by another corporation (see below). The following table presents certain information as at April 1, 2016, regarding the ownership of our Common Shares with respect to each shareholder whom we know to beneficially own five percent or more of our outstanding Common Shares.

Owner	Number of Common Shares	Percent of Common Shares
Hemen Holding Ltd. (1)	26,179,293	28.01%
Farahead Investment Inc. (1)	7,900,000	8.45%

(1)
Hemen Holding Ltd. is a Cyprus holding company and Farahead Investment Inc. is a Liberian company, both indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the above shares of our common stock, except to the extent of his voting and dispositive interests in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the above shares of common stock. Related to our issue in January 2013 of $350 million of 3.25% convertible senior unsecured bonds due 2018, Hemen Holding Ltd. has loaned us up to 6,060,606 of its holding in our shares, so that we can in turn lend them to an affiliate of one of the underwriters of the bond issue in order to assist investors in those bonds to hedge their position. These loaned shares are included in the holdings presented in the above table.

The Company's major shareholders have the same voting rights as other shareholders of the Company.

As at March 31, 2016, the Company had 245 holders of record in the United States, including Cede & Co. as a single holder of record. We had a total of 93,504,575 Common Shares outstanding as of March 31, 2016.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control.

B. RELATED PARTY TRANSACTIONS

The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the NYSE in June 2004. A significant proportion of our assets were acquired from Frontline in 2004. The majority of our business continues to be transacted through contractual relationships between us and the following related parties, being companies in which Hemen and companies associated with Hemen have, or had, a significant direct or indirect interest:

-	Frontline (including Frontline Shipping and Frontline Shipping II, collectively the Frontline Charterers) (3)

-	Frontline 2012 Limited ("Frontline 2012") (3)

-	Seadrill

-	NADL

-	Golden Ocean (2)

-	UFC (which is a joint venture approximately 50% owned by Golden Ocean)

-	Deep Sea

-	Deep Sea Supply BTG (which is a joint venture 50% owned by Deep Sea)

-	Golar Management UK Limited ("Golar") (1)

-	Arcadia Petroleum Limited ("Arcadia")

(1) From September 2014, Golar ceased to be a related party to the Company, following disassociation through the sale of shares held by a company associated with Hemen.

(2) In March 2015, Golden Ocean merged with Knightsbridge Tankers Limited, leaving Knightsbridge Tankers Limited as the surviving legal entity and changing its name to Golden Ocean Group Limited.

(3) On November 30, 2015, Frontline and Frontline 2012 merged, leaving Frontline as the surviving legal entity and Frontline 2012 becoming a wholly-owned subsidiary of Frontline.

As of April 1, 2016, we charter 14 double-hull vessels to Frontline Shipping under long-term capital leases, most of which were given economic effect from January 1, 2004.  At December 31, 2015, the balance of net investments in capital leases to Frontline Shipping was $467 million (2014: $682 million) of which $28 million (2014: $30 million) represents short-term maturities. On December 30, 2011, amendments were made to the original charter agreements relating to vessels chartered to the Frontline Charterers, in terms of which we received a compensation payment of $106 million and agreed to a $6,500 per day reduction in the time charter rate of each vessel for the period from January 1, 2012, to December 31, 2015. Thereafter, the charter rates were to revert to the previously agreed daily amounts. On June 5, 2015, further amendments were made to the charter agreements, permanently reducing the daily time-charter rates to $20,000 per day for VLCCs and $15,000 per day for Suezmax tankers from July 1, 2015, onwards. The charters for three of the vessels were transferred from Frontline Shipping II to Frontline Shipping, which is now the charter counterparty for all of the vessels. As part of the amended agreement, Frontline was released from its guarantee obligations under the charters, and in exchange a cash reserve of $2 million per vessel has been built up in Frontline Shipping as security for their obligations under the charters. As compensation for these amendments we received 55 million ordinary shares in Frontline, the fair value of which amounted to $150 million. Following the amendments effective from January 1, 2012, and then again from July 1, 2015, the leases were revised to reflect the compensation payment received and the reduction in future minimum lease payments to be received. In February 2016, Frontline enacted a 1-for-5 reverse stock split and our holding of Frontline now consists of 11 million ordinary shares.

Prior to December 31, 2011, the Frontline Charterers paid us a profit sharing rate of 20% of their earnings above average threshold charter rates on a TCE basis from their use of our fleet each fiscal year.  The amendments to the charter agreements made on December 30, 2011, increased the profit sharing percentage to 25% for future earnings above those threshold levels. Of the $106 million compensation payment received, $50 million represented a non-refundable advance relating to the 25% profit sharing agreement. We earned and recognized no revenue under the 25% profit sharing arrangement during the three and a half years of its duration, as the cumulative share of earnings did not attain the starting level of $50 million.

The amendments to the charter agreements made on June 5, 2015, further increased the profit sharing percentage to 50% for earnings above the new time-charter rates with effect from July 1, 2015, and this arrangement is not subject to any constraints. We earned $37 million under the 50% profit sharing agreement in 2015 (2014: $nil; 2013: $nil).

The amendments to the charter agreements made on December 30, 2011, additionally provided that during the temporary reduction in charter rates, the Frontline Charterers would pay the Company 100% of any earnings on a TCE basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day per vessel. In the year ended December 31, 2015, we earned and recognized $20 million revenue under this arrangement, which is also reported under "Profit sharing revenues" (2014: $33 million, 2013: $nil).

As of April 1, 2016, we charter two of our drilling units to the Seadrill Charterers under long-term capital leases, these units being owned by equity-accounted subsidiaries. At December 31, 2015, the balance of net investments in capital leases to the Seadrill Charterers was $788 million (2014: $855 million), of which $64 million (2014: $67 million) represents short-term maturities.

As of April 1, 2016, we charter a harsh environment jack-up drilling rig to a subsidiary of NADL under a long-term capital lease, this rig being owned by an equity-accounted subsidiary. At December 31, 2015 the balance of the net investment in the capital lease to the subsidiary was $530 million (2014: $574 million) of which $47 million (2014: $44 million) represents short-term maturities. The obligations under the bareboat charter were originally guaranteed by NADL. In February 2015, amendments were made to the bareboat charter, whereby Seadrill replaced NADL as charter guarantor.

In May 2013, the Company agreed to change the legal entity under the charters for five of the six vessels then on charter to subsidiaries of Deep Sea Supply Plc. The new charterer was Deep Sea Supply Shipowning II B.V., a wholly-owned subsidiary of Deep Sea Supply BTG B.V., which was a joint venture owned 50% by Deep Sea Supply Plc. and 50% by BTG Pactual. The new charters became effective on May 31, 2013, and the main terms of the charters remain unchanged. In September 2015, Deep Sea Supply Shipowning II B.V. merged with the newly established company Deep Sea Supply Shipowning II AS, with the latter as the surviving entity. Simultaneously, Deep Sea Supply BTG B.V. merged with the newly established company Deep Sea Supply BTG AS, with the latter as the surviving entity.

As of April 1, 2016, one of our five offshore supply vessels chartered to subsidiaries of Deep Sea Supply BTG under long-term leases is accounted for as a capital lease, as was the offshore supply vessel Sea Bear chartered to Deep Sea before it was sold in February 2016. The other four offshore supply vessels are operating lease assets. At December 31, 2015, the balance of net investments in capital leases to subsidiaries of Deep Sea Supply BTG and Deep Sea was $44 million (2014: $65 million), of which $9 million (2014: $7 million) represented short-term maturities. At December 31, 2015, the net book value of operating assets leased to a subsidiary of Deep Sea Supply BTG was $88 million (2014: $97 million).

In the third quarter of 2015, we took delivery of eight Capesize dry bulk carriers, which we had acquired in the second quarter of 2015 from subsidiaries of Golden Ocean for a total cost of $272 million. The vessels were immediately chartered back to a subsidiary of Golden Ocean on ten year time charters, at rates of $17,600 per day for the first seven years and $14,900 per day thereafter. The performance under the charters is fully guaranteed by Golden Ocean. We will also receive a 33% profit share of revenues above these rates, although no profit sharing revenue was recognized under this arrangement in the year ended December 31, 2015. The charters for these vessels are classified as operating leases and at December 31, 2015, the net book value of these vessels was $266 million (2014: $nil)

As of April 1, 2016, we charter four of our dry bulk carriers to UFC under short-term operating leases. At December 31, 2015, we chartered six dry bulk carriers to UFC, and the net book value of these operating lease assets was $146 million (2014: four dry bulk carriers with net book value $102 million). The charter agreements for these vessels included profit sharing arrangements, whereby we earned a 50% share of profits earned by the vessels above threshold levels. In the year ended December 31, 2015, we earned and recognized $2.5 million under these arrangements (2014: $1.1 million; 2013: $0.8 million). As of April 1, 2016, two of the four vessels on charter to UFC include profit sharing arrangements whereby we earn a 50% share of profits earned by the vessels above threshold levels.

We pay Frontline Management a management fee of $9,000 per day per vessel for all vessels chartered to Frontline Shipping, apart from certain vessels where the fee is suspended while they are sub-chartered on a bareboat basis. This daily fee has been payable since July 1, 2015, when amendments to the charter agreement became effective, before which the fixed daily fee was $6,500 per day. We also have 12 container vessels, 14 dry bulk carriers, two car carriers and two Suezmax tankers operating on time-charters or in the spot market, for which the supervision of the technical management is sub-contracted to Frontline Management. In the year ended December 31, 2015, management fees paid to Frontline Management amounted to $48 million (2014: $48 million; 2013: $54 million). The management fees are classified as vessel operating expenses.

We pay Golden Ocean Management a management fee of $7,000 per day per vessel for the eight vessels chartered to Golden Ocean. We also have 12 container vessels and 14 dry bulk carriers operating on time charters, for which part of the operating management is sub-contracted to Golden Ocean Management. In the year ended December 31, 2015, fees payable to Golden Ocean Management amounted to approximately $9.0 million (2014: $0.8 million; 2013: $0.7 million).

We have an administrative services agreement with Frontline Management under which they provide us with certain administrative support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. In the year ended December 31, 2015, we paid Frontline Management $0.5 million for these services (2014: $0.5 million; 2013: $0.4 million).

We pay Frontline a management fee of 1.25% of chartering revenues relating to the Suezmax tankers Glorycrown and Everbright. In 2015, $0.4 million was paid to Frontline Management pursuant to this arrangement (2014: $0.3 million; 2013 $nil).

We pay fees to Frontline Management for the management supervision of some of our newbuildings, which in 2015 amounted to approximately $0.1 million (2014: $2.9 million; 2013: $2.4 million).

In 2015, we sold three Suezmax tankers, Front Glory, Front Splendour and Mindanao, to unrelated third parties and paid $6.8 million to Frontline as compensation for early termination of the charters.

In December 2015, we received $113 million from Frontline when they redeemed in full, including accrued interest, five loan notes which we had received from them as compensation for the early termination of the charters on two VLCCs sold in 2015 (Golden Victory and Front Champion) and three VLCCs sold in 2014 (Front Comanche, Front Commerce and Front Opalia).

In February 2016, the Company sold the offshore supply vessel Sea Bear to an unrelated party third party, and simultaneously agreed to terminate the corresponding charter with a subsidiary of Deep Sea. Total gross proceeds amounted to approximately $19.6 million, consisting of cash sales proceeds and amortizing senior unsecured loan notes received from Deep Sea as compensation for the early termination of the charter. The loan notes bear interest at a rate of 7.25% and are redeemable over a period of six years.

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

We have paid the following cash dividends in 2011, 2012, 2013, 2014 and 2015:

Payment Date	Amount per Share
2011
March 29, 2011	$0.38
June 29, 2011	$0.39
September 29, 2011	$0.39
December 29, 2011	$0.39

2012
March 28, 2012	$0.30
June 28, 2012	$0.39
September 28, 2012	$0.39
December 28, 2012	$0.39
December 28, 2012	$0.39	(1)

2013
June 28, 2013	$0.39
September 27, 2013	$0.39
December 30, 2013	$0.39

2014
March 28, 2014	$0.40
June 30, 2014	$0.41
September 30, 2014	$0.41
December 30, 2014	$0.41

2015
March 27, 2015	$0.42
June 30, 2015	$0.43
September 30, 2015	$0.44
December 30, 2015	$0.45

(1)	This dividend was an accelerated dividend in respect of the fourth quarter of 2012.

On February 29, 2016, our Board of Directors declared a dividend of $0.45 per share which was paid in cash on March 30, 2016.

B. SIGNIFICANT CHANGES

None

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

The Company's common shares were listed on the NYSE on June 15, 2004, and commenced trading on that date under the symbol "SFL".

The following table sets forth, for each of the five most recent full financial years, the high and low closing prices for the common shares on the NYSE.

Fiscal year ended December 31,	High	Low
2015	$17.69	$13.89
2014	$19.82	$13.11
2013	$17.78	$14.35
2012	$17.56	$9.34
2011	$22.43	$8.66

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low closing prices for the common shares on the NYSE.

Fiscal year ended December 31, 2016	High	Low
First quarter	$16.57	$10.31

Fiscal year ended December 31, 2015	High	Low
First quarter	$16.01	$13.89
Second quarter	$17.38	$14.80
Third quarter	$17.10	$14.43
Fourth quarter	$17.69	$15.19

Fiscal year ended December 31, 2014	High	Low
First quarter	$19.20	$15.95
Second quarter	$19.26	$16.80
Third quarter	$19.82	$16.92
Fourth quarter	$17.39	$13.11

The following table sets forth, for the most recent six months, the high and low closing prices for the common shares on the NYSE.

	High	Low
March 2016	$14.75	$12.94
February 2016	$13.46	$10.31
January 2016	$16.57	$12.04
December 2015	$17.42	$15.19
November 2015	$17.69	$16.63
October 2015	$17.56	$16.19

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not Applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum of Association of the Company has previously been filed as Exhibit 3.1 to the Company's Registration Statement on Form F-4 (Registration No. 333-115705) filed with the SEC on May 25, 2004, and is hereby incorporated by reference into this Annual Report.

At our 2013 Annual General Meeting the shareholders voted to amend our Bye-laws, principally those governing General Meetings, proceedings of the Board of Directors and delegation of its powers. These amended Bye-laws of the Company as adopted by shareholders on September 20, 2013 have previously been filed as Exhibit 1.3 to the Company's annual report on Form 20-F for the year ended December 31, 2014, filed with the SEC on April 9, 2015 and are hereby incorporated by reference to this Annual Report.

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

Under our Bye-laws annual meetings of shareholders will be held each calendar year at a time and place selected by our Board of Directors (but never in the United Kingdom or Norway). Special meetings of shareholders may be called by our Board of Directors at any time and must be called at the request of shareholders holding at least 10% of our paid-up share capital carrying the right to vote at general meetings. Under our Bye-laws five days' notice of an annual meeting or any special meeting must be given to each shareholder entitled to vote at that meeting. Under Bermuda law accidental failure to give notice will not invalidate proceedings at a meeting. Our Board of Directors may set a record date at any time before or after any date on which such notice is dispatched.

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

C. MATERIAL CONTRACTS

The Company has not entered into any new material contracts since January 1, 2015, other than those entered in the ordinary course of business.

Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business, to which the Company or any of its subsidiaries is a party, for the two-year period immediately preceding the date of this annual report.

Frontline Charter Ancillary Agreement

We previously entered into charter ancillary agreements with respect to the vessels leased to the Frontline Charterers under which the Frontline Charterers paid us a profit sharing payment equal to 20% of the charter revenues earned by the Frontline Charterers in excess of specified threshold levels. On December 30, 2011, amendments were made to the original agreements with the Frontline Charterers, relating to 28 double-hull vessels at the time, whereby we agreed to temporarily reduce by $6,500 per day the base charter rates payable on each vessel. The temporary reduction originally applied from January 1, 2012, until December 31, 2015, and thereafter the base charter rates were to revert to the original agreed levels. For the duration of the temporary reduction, we were entitled to receive 100% of any excess above the reduced charter rates earned by the Frontline Charterers on our vessels, calculated annually on an average daily TCE basis and subject to a maximum excess of $6,500 per day per vessel. Amounts received under this arrangement were classified as "cash sweep" income. For the year ended December 31, 2015, we received cash sweep income of $19.9 million (2014: $32.7 million). The amendments to the charter agreements made on December 30, 2011, increased the profit sharing percentage to 25% for future earnings above the threshold levels. We were paid up front compensation of $106.0 million on December 30, 2011, of which $50 million represented a non-refundable advance relating to the 25% profit sharing agreement. We earned and recognized no revenue under the 25% profit sharing arrangement during the three and a half years of its duration, as the cumulative share of earnings did not attain the starting level of $50 million.

On June 5, 2015, amendments were made to the leases on the remaining 12 VLCCs and five Suezmaxes with the Frontline Charterers, the related management agreements and further amendments to the charter ancillary agreements for the remainder of the charter periods. As a result of the amendments to the charter ancillary agreements, which took effect on July 1, 2015, the daily hire payable to us was reduced to $20,000 per day and $15,000 per day for VLCCs and Suezmaxes, respectively.

Operating cost fees paid by us were increased from $6,500 per day per vessel to $9,000 per day per vessel. The charters for three of the vessels were transferred from Frontline Shipping II to Frontline Shipping, which is now the charter counterpart for all of the vessels. In return for the amendments, Frontline issued 55.0 million new shares to Ship Finance and the profit share above the new daily hire rates was increased from 25% to 50%, payable quarterly and calculated on an average daily TCE basis. As part of the amended agreement, Frontline was released from its guarantee obligations under the charters, and in exchange a cash reserve of $2 million per vessel has been built up in Frontline Shipping as security for its obligations under the charters.

Other than as set forth above, there are no material contracts to which the Company or any its subsidiaries is a party for the two-year period immediately preceding the date of this annual report, other than those entered into in the ordinary course of business.

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

As discussed below, for the 2015 taxable year we believe the Company satisfied the Publicly-Traded Test, since on more than half the days in the taxable year we believe the Company's common shares were primarily and regularly traded on an established securities market in the United States, namely the NYSE.

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

For our 2015 taxable year, we do not believe that we were subject to the 5 Percent Override Rule and, therefore, we believe that we satisfied the Publicly-Traded Test. There are, however, factual circumstances beyond our control that could cause the Company to lose the benefit of the Section 883 exemption and thereby become subject to U.S. federal income tax on its U.S. source shipping income.  For example, Hemen owned approximately 36% of our outstanding common shares as of December 31, 2015.  There is, therefore, a risk that the Company could no longer qualify for exemption under Section 883 for a particular taxable year if other 5% Shareholders were, in combination with Hemen, to own 50% or more of the outstanding common shares of the Company on more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances as to the tax-exempt status of the Company or any of its subsidiaries.

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

Although there is no legal authority directly on point, we believe that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering activities of our wholly-owned subsidiaries more likely than not constitutes services income, rather than rental income.  Correspondingly, we believe that such income does not constitute "passive income," and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC.  We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. This position is principally based upon the positions that (1) our time charter income will constitute services income, rather than rental income, and (2) Frontline Management and Golden Ocean Management, which provide services to certain of our time-chartered vessels, will be respected as separate entities from the Frontline Charterers and the Golden Ocean Charterer, with which they are respectively affiliated.

We intend to take the position that we were not treated as a PFIC for our 2015 taxable year. For the 2016 taxable year and future taxable years, depending upon the relative amount of income we derive from our various assets as well as their relative fair market values, it is possible that we may be treated as a PFIC.

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

F. DIVIDENDS AND PAYING AGENTS

Not Applicable.

G. STATEMENT BY EXPERTS

Not Applicable.

H. DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the public reference facilities maintained by the SEC at its principal office in Washington, D.C. 20549.  The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at our principal executive offices at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda HM 08. Our filings are also available on our website at www.shipfinance.bm. This web address is provided as an inactive textual reference only. Information on our website does not constitute part of this annual report.

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

At December 31, 2015, the Company had entered into combined currency and interest rate swap contracts with a total notional principal of NOK600 million ($105 million), to hedge against fluctuations in interest and exchange rates on our NOK600 million floating rate unsecured bonds due 2017. Under these contracts, variable NIBOR interest rates including additional margin is swapped for fixed interest at an average of 6.06%, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK5.69 = $1. These contracts expire in October 2017 and we estimate that we would pay $43 million to terminate them as of December 31, 2015 (2014: $30 million).

Similarly, at December 31, 2015, the Company had entered into combined currency and interest rate swap contracts with a total notional principal of NOK900 million ($151 million), to hedge against fluctuations in interest and exchange rates on our NOK900 million floating rate unsecured bonds due 2019. Under these contracts, variable NIBOR interest rates including additional margin is swapped for fixed interest at an average of 6.03%, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK5.96 = $1. These contracts expire in March 2019 and we estimate that we would pay $56 million to terminate them as of December 31, 2015 (2014: $35 million).

At December 31, 2015, the Company and its consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $767 million at rates excluding margin over LIBOR of between 0.80% per annum and 4.15% per annum. In addition, one equity-accounted subsidiary had entered into interest rate swaps with a combined notional principal amount of $200 million at rates excluding margin over LIBOR of between 1.77% per annum and 2.01% per annum. The swap agreements mature between December 2017 and April 2023, and we estimate that we would pay $16 million to terminate these agreements as of December 31, 2015 (2014: pay $41 million).

Approximately $0.2 billion of the above swaps were in excess of related debt at December 31, 2015, as a result of NOK bonds purchased and held as treasury bonds, one of the swaps commencing in December 2016 and another of the swaps commencing in January 2017. Thus, the overall effect of our swaps is to fix the interest rate on approximately $1.0 billion of our floating rate debt at December 31, 2015, at a weighted average interest rate of 4.83% per annum including margin.

Several of our charter contracts contain interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on the outstanding loan, effectively transferring the interest rate exposure to the counterparty under the charter contract. At December 31, 2015, a total of $1.1 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity accounted subsidiaries. Of this, approximately $0.2 billion was also subject to interest rate swaps entered into for the benefit of the charterer, with the balance of $0.9 billion remaining on a floating rate basis.

At December 31, 2015, our net exposure, including equity-accounted subsidiaries, to interest rate fluctuations on our outstanding debt was $98 million, compared with $86 million at December 31, 2014. Our net exposure to interest fluctuations is based on our total of $2.0 billion floating rate debt outstanding at December 31, 2015, less the $1.0 billion notional principle of our interest rate swaps and the $0.9 billion remaining floating rate debt subject to interest adjustment clauses under charter contracts. A one per-cent change in interest rates would thus increase or decrease interest expense by $1.0 million per year as of December 31, 2015 (2014: $0.9 million).

In addition to the above interest rate and currency swap contracts at December 31, 2015, in February 2016 we entered into interest rate swap contracts with initial principal amounts totaling $68.9 million, swapping variable LIBOR interest rates for a fixed interest rate of 1.2625% per annum. At the date of this report, we were not party to any other derivative contracts.

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

Pursuant to Rules 13a-15(e) and 15d-15(e) of the Exchange Act, management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2015. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the evaluation date.

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act, as of December 31, 2015. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's internal controls over financial reporting were effective as of December 31, 2015.

c)	Attestation report of the registered public accounting firm

MSPC, Certified Public Accountants and Advisors, a Professional Corporation, our independent registered public accounting firm, has issued their attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2015. Such report appears on page F-2.

d)	Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that our Audit Committee has one Audit Committee Financial Expert. Kate Blankenship is an independent Director and is the Audit Committee Financial Expert, as such terms are defined under SEC rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics that applies to all entities controlled by us and our employees, directors, officers and agents of the Company. We have posted our code of ethics on our website at www.shipfinance.bm. We will provide any person, free of charge, with a copy of our code of ethics upon written request to our registered office.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2015 and 2014 was MSPC. The following table sets forth the fees related to audit and other services provided by MSPC.

	2015	2014
Audit Fees (a)	$540,000	$540,000
Audit-Related Fees (b)	$117,000	$117,000
Tax Fees (c)	—	—
All Other Fees (d)	$41,221	$50,149
Total	$698,221	$707,149

(a)	Audit Fees
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

(e)	Audit Committee's Pre-Approval Policies and Procedures
Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X, that require the Board of Directors to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2015 and 2014 were approved by the Board of Directors pursuant to the pre-approval policy.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

No shares have been repurchased by the Company or any “affiliated purchaser,” as such term is defined in Rule 10b-18(a)(3) of the Exchange Act, since January 2006.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

The following financial statements listed below and set forth on pages F-1 through F-45 are filed as part of this annual report:

Financial Statements: Ship Finance International Limited

ITEM 19.               EXHIBITS

Number	Description of Exhibit
1.1*
Memorandum of Association of Ship Finance International Limited (the "Company"), incorporated by reference to Exhibit 3.1 of the Company's Registration Statement, SEC File No. 333-115705, filed on May 21, 2004 (the "Original Registration Statement").

1.2*	Amended and Restated Bye-laws of the Company, as adopted on September 28, 2007, incorporated by reference to Exhibit 1 of the Company's 6-K filed on October 22, 2007.

1.3*	Amended and Restated Bye-laws of the Company, as adopted on September 20, 2013, incorporated by reference to Exhibit 1.3 of the Company's 2014 Annual Report filed on Form 20-F on April 9, 2015.

2.1*	Form of Common Stock Certificate of the Company, incorporated by reference to Exhibit 4.1 of the Company's Original Registration Statement.

4.1*	Form of Performance Guarantee dated January 1, 2004, issued by Frontline Ltd, incorporated by reference to Exhibit 10.3 of the Company's Original Registration Statement.

4.2*	Amendment No. 4 to Performance Guarantee dated January 1, 2004, incorporated by reference to Exhibit 4.3 of the Company's 2009 Annual Report as filed on Form 20-F on April 1, 2010.

4.3*	Form of Time Charter, incorporated by reference to Exhibit 10.4 of the Company's Original Registration Statement.

4.4*	Form of Vessel Management Agreements, incorporated by reference to Exhibit 10.5 of the Company's Original Registration Statement.

4.5*	Form of Charter Ancillary Agreement dated January 1, 2004, incorporated by reference to Exhibit 10.6 of the Company's Original Registration Statement.

4.6*	Addendum No. 6 to Charter Ancillary Agreement dated January 1, 2004, incorporated by reference to Exhibit 4.8 of the Company's 2009 Annual Report as filed on Form 20-F on April 1, 2010.

4.7*	Amendments dated August 21, 2007, to the Charter Ancillary Agreements, incorporated by reference to Exhibit 4.8 of the Company's 2007 Annual Report as filed on Form 20-F on March 17, 2008.

4.8*	New Administrative Services Agreement dated November 29, 2007, incorporated by reference to Exhibit 4.10 of the Company's 2007 Annual Report as filed on Form 20-F on March 17, 2008.

4.9*	Share Option Scheme, incorporated by reference to Exhibit 2.2 of the Company's 2006 Annual Report as filed on Form 20-F on July 2, 2007.

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

4.13*	Addendum No. 7 to Charter Ancillary Agreement dated January 1, 2004, incorporated by reference to Exhibit 4.13 of the Company's 2011 Annual Report filed on Form 20-F on April 27, 2012.

4.14*	Addendum No. 3 to Charter Ancillary Agreement dated June 20, 2005, incorporated by reference to Exhibit 4.14 of the Company's 2011 Annual Report filed on Form 20-F on April 27, 2012.

4.15a*
Indenture by and among the Company, U.S. Bank National Association and Deutsche Bank Trust Company Americas, dated January 30, 2013, incorporated by reference to the Company's report on Form 6-K filed on February 4, 2013.

4.15b*
First Supplemental Indenture by and among the Company, U.S. Bank National Association and Deutsche Bank Trust Company Americas, dated January 30, 2013, incorporated by reference to the Company's report on Form 6-K filed on February 7, 2013.

4.16*
Bond Agreement relating to Ship Finance International Limited Callable Senior Unsecured Bond Issue 2012/2017, dated October 16, 2012, incorporated by reference to the Company's 2013 Annual Report filed on Form 20-F on March 28, 2014.

4.17*
Bond Agreement relating to Ship Finance International Limited Callable Senior Unsecured Bond Issue 2014/2019, dated March 17, 2014, incorporated by reference to the Company's 2013 Annual Report filed on Form 20-F on March 28, 2014.

4.18	Amended and Restated Charter Ancillary Agreement among the Company, the vessel owning subsidiaries of the Company, Frontline Ltd. and Frontline Shipping Limited, dated June 5, 2015.

8.1	Subsidiaries of the Company.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

* Incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHIP FINANCE INTERNATIONAL LIMITED
(Registrant)

Date:	April 1, 2016	By:	/s/ Harald Gurvin
Harald Gurvin
Principal Financial Officer

Ship Finance International Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Ship Finance International Limited

We have audited the accompanying consolidated balance sheets of Ship Finance International Limited and subsidiaries (the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2015. We also have audited the Company's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's annual report on internal controls over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ship Finance International Limited and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ MSPC
Certified Public Accountants and Advisors,
A Professional Corporation
New York, New York
April 1, 2016

Ship Finance International Limited

 CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2015, 2014 and 2013
(in thousands of $, except per share amounts)

	2015	2014	2013
Operating revenues
Direct financing lease interest income - related parties	34,193	45,363	55,385
Direct financing and sales-type lease interest income - other	—	—	4,231
Finance lease service revenues - related parties	46,460	46,488	52,390
Finance lease service revenues - other	—	—	1,846
Profit sharing revenues - related parties	59,607	33,756	770
Time charter revenues - related parties	30,319	10,039	5,647
Time charter revenues - other	130,459	83,013	77,778
Bareboat charter revenues - related parties	12,596	16,364	18,324
Bareboat charter revenues - other	55,419	53,407	42,705
Voyage charter revenues - other	35,783	34,608	9,724
Other operating income	1,904	4,449	2,060
Total operating revenues	406,740	327,487	270,860
Gain on sale of assets and termination of charters, net	7,364	23,931	18,025
Operating expenses
Vessel operating expenses - related parties	56,939	49,170	54,916
Vessel operating expenses - other	63,892	70,300	50,618
Depreciation	78,080	67,393	58,436
Vessel impairment charge	42,410	11,800	—
Administrative expenses - related parties	1,032	965	439
Administrative expenses - other	5,705	6,644	7,110
Total operating expenses	248,058	206,272	171,519
Net operating income	166,046	145,146	117,366
Non-operating income / (expense)
Interest income – related parties, associated companies	18,672	24,464	19,575
Interest income – related parties, other	13,395	4,029	482
Interest income - other	7,075	11,958	10,023
Interest expense - other	(70,583)	(86,081)	(87,225)
Gain/(loss) on purchase of bonds	1,007	(21)	(1,218)
Gain on sale of investment in associated company	—	6,055	—
Gain on redemption of loan notes - related parties	28,904	—	—
Gain on sale of loan notes and share warrants - other	44,552	—	—
Available-for sale securities impairment charge	(20,552)	—	—
Other financial items, net	(21,289)	(16,232)	2,003
Net income before equity in earnings of associated companies	167,227	89,318	61,006
Equity in earnings of associated companies	33,605	33,497	28,200
Net income	200,832	122,815	89,206
Per share information:
Basic earnings per share	$2.15	$1.32	$1.00
Weighted average number of shares outstanding, basic	93,450	93,331	89,508
Diluted earnings per share	$1.88	$1.24	$0.99
Weighted average number of shares outstanding, diluted	119,008	116,747	95,424
Cash dividend per share declared and paid	$1.74	$1.63	$1.17
The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31, 2015, 2014 and 2013
(in thousands of $)

	2015	2014	2013
Comprehensive income, net of tax
Net income	200,832	122,815	89,206
Fair value adjustments to hedging financial instruments	27,154	(351)	41,827
Fair value adjustments to hedging financial instruments in associated companies	158	(5)	2,897
Reclassification into net income of previous fair value adjustments to hedging financial instruments	(1,348)	(4,504)	2,102
Fair value adjustments to available for sale securities	981	(8,355)	699
Reclassification into net income of previous fair value adjustments to available for sale securities	20,552	—	—
Other items of comprehensive (loss)/income	(136)	(179)	(58)
Other comprehensive income, net of tax	47,361	(13,394)	47,467
Comprehensive income	248,193	109,421	136,673

The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited
CONSOLIDATED BALANCE SHEETS
as of December 31, 2015 and 2014
(in thousands of $)

	2015	2014
ASSETS
Current assets
Cash and cash equivalents	70,175	50,818
Available for sale securities	199,594	73,656
Trade accounts receivable	2,057	3,253
Due from related parties	45,659	152,491
Other receivables	10,441	10,488
Inventories	5,056	6,927
Prepaid expenses and accrued income	5,790	5,075
Investment in direct financing and sales-type leases, current portion	37,145	37,517
Total current assets	375,917	340,225
Vessels and equipment, net	1,641,317	1,377,133
Newbuildings	40,149	87,567
Investment in direct financing and sales-type leases, long-term portion	474,298	709,014
Investment in associated companies	84,615	53,457
Loans to related parties - associated companies, long-term	387,712	346,031
Loans to related parties - others, long-term	—	79,294
Other long-term assets	27,746	8,581
Deferred charges	32,271	36,958
Financial instruments (long-term): at fair value	800	3,294
Total assets	3,064,825	3,041,554
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	208,031	182,415
Trade accounts payable	835	2,432
Due to related parties	416	1,109
Accrued expenses	12,646	18,190
Financial instruments (short-term): at fair value	—	517
Other current liabilities	17,037	9,092
Total current liabilities	238,965	213,755
Long-term liabilities
Long-term debt	1,458,445	1,550,044
Financial instruments (long-term): at fair value	113,642	106,679
Other long-term liabilities	11,963	17,584
Total liabilities	1,823,015	1,888,062
Commitments and contingent liabilities
Stockholders' equity
Share capital ($1 par value; 125,000,000 shares authorized at December 31, 2015 and 2014); (93,468,000 shares issued and outstanding at December 31, 2015; 93,404,000 shares issued and outstanding at December 31, 2014).	93,468	93,404
Additional paid-in capital	285,859	285,248
Contributed surplus	588,133	586,089
Accumulated other comprehensive loss	(1,037)	(48,240)
Accumulated other comprehensive loss – associated companies	(2,126)	(2,284)
Retained earnings	277,513	239,275
Total stockholders' equity	1,241,810	1,153,492
Total liabilities and stockholders' equity	3,064,825	3,041,554
The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited
 CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2015, 2014 and 2013
(in thousands of $)

	2015	2014	2013
Operating activities
Net income	200,832	122,815	89,206
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	78,080	67,393	58,436
Vessel impairment charge	42,410	11,800	—
Available for sale securities impairment charge	20,552	—	—
Amortization of deferred charges	11,613	11,271	11,305
Amortization of seller's credit	(1,904)	(1,903)	(1,983)
Equity in earnings of associated companies	(33,605)	(33,497)	(28,200)
Gain on sale of assets and termination of charters	(7,364)	(23,931)	(18,025)
Gain on sale of investment in associated company	—	(6,055)	—
Gain on redemption of Horizon loan notes and warrants	(44,552)	—	—
Gain on redemption of Frontline loan notes	(28,904)	—	—
Adjustment of derivatives to fair value recognized in net income	13,278	7,699	(7,950)
(Gain)/loss on repurchase of bonds	(1,007)	21	1,218
Interest receivable in form of notes	(2,182)	(3,197)	(2,767)
Other, net	(1,134)	(458)	(1,396)
Changes in operating assets and liabilities
Trade accounts receivable	1,196	5,109	(4,313)
Due from related parties	14,105	(20,634)	49,189
Other receivables	(840)	(9,418)	(740)
Inventories	(2,529)	(320)	(3,656)
Prepaid expenses and accrued income	(715)	(1,104)	(3,236)
Trade accounts payable	(1,572)	(1,095)	2,047
Accrued expenses	(5,302)	4,358	271
Other current liabilities	7,945	3,547	718
Net cash provided by operating activities	258,401	132,401	140,124
Investing activities
Repayments from investments in direct financing and sales-type leases	35,946	43,120	51,220
Additions to newbuildings	(223,109)	(202,333)	(109,337)
Purchase of vessels	(273,552)	(192,864)	—
Proceeds from sale of vessels and termination of charters	42,275	199,429	83,583
Proceeds from sale of investment in associated company	111,095	—	—
Proceeds from redemption of Horizon loan notes and warrants	71,681	—	—
Proceeds from redemption of Frontline loan notes	112,687	—	—
Net amounts (paid to)/received from associated companies	(62,083)	88,585	(81,308)
Proceeds from repayment of investment loan (included in other receivables)	—	50,000	—
Other investments and long-term assets, net	(20,722)	(7,877)	(18,140)
Net cash used in investing activities	(205,782)	(21,940)	(73,982)
Financing activities
Proceeds from shares issued, net of issuance costs	675	927	128,880
Payments in lieu of issuing shares for exercised share options	—	(1,196)	(448)
Repurchase of bonds	(23,787)	(75,262)	(254,132)
Proceeds from issuance of short-term and long-term debt	595,305	733,632	705,347
Repayments of short-term and long-term debt	(435,706)	(616,783)	(530,186)
Debt fees paid	(7,155)	(7,460)	(8,390)
Cash dividends paid	(162,594)	(152,142)	(109,114)
Net cash used in financing activities	(33,262)	(118,284)	(68,043)
Net increase/(decrease) in cash and cash equivalents	19,357	(7,823)	(1,901)
Cash and cash equivalents at start of the year	50,818	58,641	60,542
Cash and cash equivalents at end of the year	70,175	50,818	58,641
Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	68,215	82,524	77,630
 The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2015, 2014 and 2013
(in thousands of $, except number of shares)

	2015	2014	2013
Number of shares outstanding
At beginning of year	93,404,000	93,260,000	85,225,000
Shares issued	64,000	144,000	8,035,000
At end of year	93,468,000	93,404,000	93,260,000
Share capital
At beginning of year	93,404	93,260	85,225
Shares issued	64	144	8,035
At end of year	93,468	93,404	93,260
Additional paid-in capital
At beginning of year	285,248	285,632	144,258
Payments in lieu of issuing shares	—	(1,196)	(448)
Amortization of stock based compensation	—	29	220
Shares issued	611	783	120,880
Equity component of convertible bond issuance, net	—	—	20,722
At end of year	285,859	285,248	285,632
Contributed surplus
At beginning of year	586,089	581,569	561,372
Amortization of deferred equity contributions	2,044	4,520	20,197
At end of year	588,133	586,089	581,569
Accumulated other comprehensive loss
At beginning of year	(48,240)	(34,851)	(79,421)
(Gain)/loss on hedging financial instruments reclassified into earnings	(1,348)	(4,504)	2,102
Fair value adjustments to hedging financial instruments	27,154	(351)	41,827
Loss on available for sale securities reclassified into earnings	20,552	—	—
Fair value adjustments to available for sale securities	981	(8,355)	699
Other comprehensive loss	(136)	(179)	(58)
At end of year (for breakdown see below)	(1,037)	(48,240)	(34,851)
Accumulated other comprehensive loss – associated companies
At beginning of year	(2,284)	(2,279)	(5,176)
Fair value adjustment to hedging financial instruments	158	(5)	2,897
At end of year (consists entirely of fair value adjustments to hedging financial instruments)	(2,126)	(2,284)	(2,279)
Retained earnings
At beginning of year	239,275	268,602	288,510
Net income	200,832	122,815	89,206
Dividends declared	(162,594)	(152,142)	(109,114)
At end of year	277,513	239,275	268,602
Total stockholders' equity	1,241,810	1,153,492	1,191,933

Accumulated other comprehensive loss	2015	2014	2013
Fair value adjustments to hedging financial instruments	(15,159)	(40,965)	(36,110)
Fair value adjustments to available for sale securities	14,446	(7,087)	1,268
Other items	(324)	(188)	(9)
Accumulated other comprehensive loss	(1,037)	(48,240)	(34,851)

The accompanying notes are an integral part of these consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Notes to the Consolidated Financial Statements

1.	GENERAL

Ship Finance International Limited ("Ship Finance" or the "Company") is an international ship and offshore asset owning and chartering company, incorporated in October 2003 in Bermuda as a Bermuda exempted company. The Company's common shares are listed on the New York Stock Exchange under the symbol "SFL". The Company is primarily engaged in the ownership, operation and chartering out of vessels and offshore related assets on medium and long-term charters.

As of December 31, 2015, the Company owned 12 very large crude oil carriers ("VLCCs"), four Suezmax crude oil carriers, eight Capesize dry bulk carriers, five Supramax dry bulk carriers, seven Handysize dry bulk carriers, two Kamsarmax dry bulk carriers, 18 container vessels, two car carriers, two jack-up drilling rigs, two ultra-deepwater drilling units, six offshore supply vessels and two chemical tankers. The two ultra-deepwater drilling units and one of the jack-up drilling rigs referred to above are owned by wholly-owned subsidiaries of the Company that are accounted for using the equity method (see Note 16: Investment in associated companies). At December 31, 2015, the Company had also contracted to acquire two newbuilding container vessels scheduled for delivery in 2016 and two product tankers scheduled for delivery in 2017. In addition, the Company has entered into agreements to charter-in two 18,000-20,000 TEU newbuilding container vessels on a long-term bareboat basis when they are delivered from the shipyard in 2016 and 2017.

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

Investments in associated companies

Investments in companies over which the Company exercises significant influence but which it does not consolidate are accounted for using the equity method. The Company records its investments in equity-method investees on the consolidated balance sheets as "Investment in associated companies" and its share of the investees' earnings or losses in the consolidated statements of operations as "Equity in earnings of associated companies." At December 31, 2015, two ultra-deepwater drilling units and one jack-up drilling rig are owned by three wholly-owned subsidiaries of the Company that are accounted for using the equity method.

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

Amounts receivable from profit sharing arrangements with Frontline Shipping Limited ("Frontline Shipping") and Frontline Shipping II Limited ("Frontline Shipping II"), which are related parties, are accrued based on amounts earned at the reporting date. Such profit share income has two elements:

- 50% profit sharing: From January 1, 2012, up to and including June 30, 2015, the charter agreements with Frontline Shipping and Frontline Shipping II included provisions whereby they were to pay the Company profit sharing of 25% of their earnings on a time-charter equivalent basis from their use of the Company's fleet above average threshold charter rates each fiscal year. In December 2011, the Company received a $106 million compensation payment from Frontline Ltd. ("Frontline"), of which $50 million represented a non-refundable advance relating to this 25% profit sharing agreement. The amendments to the charter agreements made on June 5, 2015, increased the profit sharing percentage to 50% for earnings above new threshold levels from July 1, 2015, onwards. The Company did not recognize any income under the 25% profit sharing agreement, as the cumulative share of earnings did not attain the starting level of $50 million over the three and a half years of the agreement's duration. The new 50% profit sharing agreement is not subject to any such constraints.

- Cash sweep: The charter agreements effective from January 1, 2012, were essentially the continuation of previous agreements amended to temporarily reduce the time-charter rates by $6,500 per day for the four year period commencing January 1, 2012. The agreements additionally provided that during the four year period Frontline Shipping and Frontline Shipping II would pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day per vessel.

As detailed in Note 23: "Related party transactions"; the Company also has profit sharing arrangements with related parties Golden Ocean Group Limited ("Golden Ocean") and United Freight Carriers ("UFC"). Amounts receivable under these arrangements are accrued on the basis of amounts earned at the reporting date.

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

Available for sale securities

Available for sale securities held by the Company consist of share investments and interest-earning listed and unlisted corporate bonds. It is expected that corporate bonds will be held to maturity or redemption, and any premium paid on their acquisition is amortized over the life of the bond. Available for sale securities are recorded at fair value, with unrealized gains and losses generally recorded as a separate component of other comprehensive income. If circumstances arise which lead the Company to believe that the issuer of a corporate bond may be unable meet its payment obligations in full, or that the fair value at acquisition of the share investment or corporate bond may otherwise not be fully recoverable, then to the extent that a loss is expected to arise that unrealized loss is recorded as an impairment in the statement of operations, with an adjustment if necessary to any unrealized gains or losses previously recorded in other comprehensive income.

The fair value of unlisted corporate bonds is determined from an analysis of projected cash flows, based on factors including the terms, provisions and other characteristics of the bonds, credit ratings and default risk of the issuing entity, the fundamental financial and other characteristics of that entity, and the current economic environment and trading activity in the debt market.

Trade accounts receivable

The amount shown as trade accounts receivable at each balance sheet date includes receivables due from customers for hire of vessels and offshore related assets, net of allowance for doubtful balances. At each balance sheet date, all potentially uncollectable accounts are assessed individually to determine any allowance for doubtful receivables. At December 31, 2015 and 2014, no provision was made for doubtful receivables.

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

Capitalized interest

Interest expense is capitalized during the period of construction of newbuilding vessels based on accumulated expenditures for the applicable vessel at the Company's capitalization rate of interest. The amount of interest capitalized in an accounting period is determined by applying an interest rate ("the capitalization rate") to the average amount of accumulated expenditures for the vessel during the period. The capitalization rate used in an accounting period is based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts in excess of actual interest expense incurred in the period.

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

Other Long-Term Investments

Other long-term investments are measured at fair value using the best available value indicators, and are included in "Other long-term assets" in the Consolidated Balance Sheets. The Company currently has one long-term investment, consisting of shares in a container vessel owner/operator which are not publicly traded, and the best estimate available for the valuation of this investment is the cost basis. When using this basis of valuation, the Company carries out regular reviews for possible impairment adjustments. Following such a review, an impairment adjustment of $2.9 million was made to the carrying value of this asset in 2012, reducing its carrying value to $nil (December 31, 2015: $nil; December 31, 2014: $nil).

At December 31, 2014, the Company had another long-term investment consisting of warrants to purchase shares in a U.S. company, which were received in 2012, together with other assets, as part of the consideration for the Company agreeing to terminate certain long-term charter agreements. Although shares in the U.S. company were traded on the over-the-counter market, the warrants were not listed. The Company considered that the best method of establishing the fair value of these warrants was to calculate their value in relation to the current market price of the underlying shares, taking into account the terms, restrictions and other features of the warrants, the fundamental financial and other characteristics of the issuing company, trading characteristics of the issuing company's shares, and actual sale transactions of comparable securities completed in secondary markets. The Company carried out regular reviews of the value of this investment, and adjusted the carrying value accordingly. In 2012, the Company concluded that the initial value of the warrants may not be recoverable and recorded an impairment charge of $0.5 million, reducing the carrying value to $1.2 million (December 31, 2014: $1.2 million). The Company sold this long-term investment in May 2015 (see Note 9: Gain on sale of loan notes and share warrants - other).

Deemed Equity Contributions

The Company has accounted for the acquisition of vessels from Frontline at Frontline's historical carrying value. The difference between the historical carrying value and the net investment in each lease was recorded as a deferred deemed equity contribution. These deferred deemed equity contributions were presented as a reduction in the net investment in direct financing leases in the balance sheet, due to the related party nature of both the transfer of the vessels and the subsequent direct financing leases. The deferred deemed equity contributions were amortized as credits to contributed surplus over the life of the lease arrangements, as lease payments were applied to the principal balance of each lease receivable. Amendments were made to the charter agreements on June 5, 2015, reducing daily lease payments from July 1, 2015, onwards. In the course of re-stating the amended leases, it was concluded that amortization of the deferred deemed equity contributions is no longer appropriate and these items are now incorporated into the revised lease schedules.

Impairment of long-lived assets, including other long-term investments

The carrying value of long-lived assets, including other long-term investments, that are held by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For vessels, such indicators may include historically low spot charter rates and second hand vessel values. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition, taking into account the possibility of any existing medium and long-term charter arrangements being terminated early. If the future expected net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the carrying value of the asset and its fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell. The Company carried out a review of the carrying value of its vessels, drilling rigs and long-term investments in the year ended December 31, 2015, and concluded that the carrying values of two container vessels and two off-shore supply vessels were impaired, and charges were taken against those assets. In the year ended December 31, 2014, reviews of the carrying value of long-lived assets indicated that the carrying value of five container vessels were impaired, and charges were taken against those assets, which were sold in 2015. No impairment loss was recorded in the year ended December 31, 2013.

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

In May 2014, the FASB issued ASU 2014-09 "Revenue from Contracts with Customers" in order to ensure that revenue recognition requirements are the same under both US GAAP and International Financial Reporting Standards ("IFRS"). ASU 2014-09 removes inconsistencies and provides a more robust framework for addressing revenue issues. ASU 2014-09 was effective for reporting periods and interim periods beginning on or after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 "Deferral of the Effective Date" to delay the implementation of ASU 2014-09 by one year, in response to feedback from preparers, practitioners and users of financial statements. Accordingly, ASU 2014-09 is now effective for reporting periods and interim periods beginning on or after December 15, 2017. Early adoption is permitted for reporting and interim periods beginning on or after December 15, 2016. The Company is currently assessing the impact of ASU 2014-09 on its consolidated financial position, results of operations and cash flows.

In November 2014, the FASB issued ASU 2014-16 "Derivatives and Hedging" in order to standardize the determination of whether the host contract in a hybrid financial instrument issued in the form of a share is more akin to debt or to equity. ASU 2014-16 requires that all terms and features of the hybrid instrument, including the embedded derivative feature itself, must be taken into account when establishing separate accounting for the embedded derivative. ASU 2014-16 is effective for fiscal years and interim periods beginning on or after December15, 2015. The Company is currently assessing the impact of ASU 2014-16 on its consolidated financial position, results of operations and cash flows.

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

In April 2015, the FASB issued ASU 2015-03 “Simplifying the Presentation of Debt Issuance Costs” to simplify presentation of debt issuance costs. The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. ASU 2015-03 is effective for public entities with reporting periods beginning after December 15, 2015. Early adoption is permitted for financial statements that have not been previously issued. In August 2015, the FASB issued ASU 2015-15 "Interest - Imputation of Interest" to address the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements, which were not specifically addressed in ASU 2015-03. The Company believes that the implementation of this update will only affect the presentation of debt issuance costs which will be shown as a direct deduction of the related debt instead of under non-current assets in the accompanying balance sheets.

In June 2015, the FASB issued ASU 2015-10 "Technical Corrections and Improvements" to clarify and make minor improvements to the Codification and correct unintended application of guidance. The FASB does not expect the numerous amendments to have a significant effect on accounting practice. ASU 2015-10 is effective for fiscal years and interim periods beginning on or after December 31, 2015. Early adoption is permitted. The Company is currently assessing the impact of ASU 2015-10 on its consolidated financial position, results of operations and cash flows.

In July 2015, the FASB issued ASU 2015-11 "Simplifying the Measurement of Inventory" to reduce the complexity and cost of the subsequent measurement of inventory, in particular when using the first-in, first-out (FIFO) or average cost methods. The provisions of ASU 2015-11 specifically exclude inventory that is measured using the last-in, first-out (LIFO) or the retail inventory method. Entities should measure inventory within the scope of ASU 2015-11 at the lower of cost and net realizable value. ASU 2015-11 is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The Company is currently assessing the impact of ASU 2015-10 on its consolidated financial position, results of operations and cash flows.

In January 2016, the FASB issued ASU 2016-01 "Recognition and Measurement of Financial Assets and Financial Liabilities" to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 particularly relates to the fair value and impairment of equity investments, financial instruments measured at amortized cost, and the use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU 2016-01 is effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is only permitted for certain particular amendments within ASU 2016-01, where financial statements have not yet been issued. The Company is currently assessing the impact of ASU 2016-01 on its consolidated financial position, results of operations and cash flows.

In February 2016, the FASB issued ASU 2016-02 "Leases" to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 creates a new Accounting Standards Codification Topic 842 "Leases" to replace the previous Topic 840 "Leases." ASU 2016-02 affects both lessees and lessors, although for the latter the provisions are similar to the previous model, but updated to align with certain changes to the lessee model and also the new revenue recognition provisions contained in ASU 2014-09 (see above). ASU 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently assessing the impact of ASU 2016-02 on its consolidated financial position, results of operations and cash flows.

In March 2016, the FASB issued ASU 2016-07 "Investments - Equity Method and Joint Ventures" to simplify the transition to the equity method of accounting. ASU 2016-07 eliminates the requirement that when an investment qualifies for the use of the equity method as a result of an increase in the level of ownership, the investor must adjust the investment, results of operations and retained earnings retrospectively as if the equity method had been in effect during all previous periods in which the investment had been held. ASU 2016-07 is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The Company is currently assessing the impact of ASU 2016-02 on its consolidated financial position, results of operations and cash flows.

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

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31
(in thousands of $)	2015	2014	2013
Basic:
Net income available to stockholders	200,832	122,815	89,206
Diluted:
Net income available to stockholders	200,832	122,815	89,206
Interest paid on 3.75% convertible bonds	5,078	5,060	5,092
Interest paid on 3.25% convertible bonds	17,371	17,371	—
	223,281	145,246	94,298

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31
(in thousands)	2015	2014	2013
Basic earnings per share:
Weighted average number of common shares outstanding	93,450	93,331	89,508
Diluted earnings per share:
Weighted average number of common shares outstanding	93,450	93,331	89,508
Effect of dilutive share options	23	84	163
Effect of dilutive convertible debt	25,535	23,332	5,753
	119,008	116,747	95,424

The 3.25% convertible bonds issued in January 2013 were not dilutive at December 31, 2013.

7.	OPERATING LEASES

Rental income

The minimum future revenues to be received under the Company's non-cancelable operating leases on its vessels as of December 31, 2015, are as follows:

(in thousands of $)
Year ending December 31,
2016	263,340
2017	252,799
2018	211,819
2019	175,756
2020	147,902
Thereafter	293,855
Total minimum lease revenues	1,345,471

The cost and accumulated depreciation of vessels leased to third parties on operating leases at December 31, 2015 and 2014 were as follows:

(in thousands of $)	2015	2014
Cost	1,964,852	1,715,510
Accumulated depreciation	323,535	338,377
Vessels and equipment, net	1,641,317	1,377,133

An impairment charge of $29.2 million was recorded against the carrying value of two container vessels in the year ended December 31, 2015 (2014: $11.8 million).

8.	GAIN ON SALE OF ASSETS AND TERMINATION OF CHARTERS

The Company has recorded gains on sale of assets and termination of charters as follows:

	Year ended December 31
(in thousands)	2015	2014	2013
Gain/ (loss) on sale of assets	7,364	(1,384)	18,025
Gain on termination of charters	—	25,315	—
Total gain on sale of assets and termination of charters	7,364	23,931	18,025

The Company distinguishes between gains on termination of charters, where ownership of the underlying vessel is retained, and gains on sale of assets, where the vessel is disposed of and there may be an associated charter termination fee paid or received for early termination of the underlying charter.

Gain on sale of vessels

The container vessels SFL Eagle, SFL Tiger, SFL Hunter, SFL Hawk and SFL Falcon were operating lease assets, secured against a $210 million loan facility for which Ship Finance International Limited provided an indirect limited performance guarantee. In January 2015, the guarantee became exhausted and in February 2015 the Company signed an agreement with the lenders under the loan facility whereby ownership of the vessels together with associated working capital was transferred to unrelated third parties, and Ship Finance International Limited and its subsidiaries ceased to have any further interest in the vessels or obligations under the loan facility (see Note 19: Long-term debt). An impairment charge of $11.8 million had been recorded against the carrying value of these vessels in the fourth quarter of 2014, and an aggregate loss of $114,000 was recorded on their disposal in February 2015.

During the year ended December 31, 2015, the Suezmax tankers Front Glory, Front Splendour and Mindanao, which were accounted for as direct financing lease assets, were sold to unrelated third parties in September 2015, October 2015 and December 2015, respectively. Gains of $3.4 million, $2.4 million and $1.7 million, respectively, were recorded on their disposal, after deducting compensation paid for early termination of the charters (see Note 23: Related party transactions).

The aggregate net gain on sale of vessels in the year ended December 31, 2015, was $7.4 million.

During the year ended December 31, 2014, the Company sold three VLCCs to unrelated parties and realized losses of $1.4 million on their disposal.

During the year ended December 31, 2013, the Company sold one oil/bulk/ore carrier ("OBO"), one single-hull VLCC, two double-hull VLCCs and one Suezmax tanker to unrelated parties and realized gains of $18.0 million on their disposal.

Gain on termination of charters

In September 2010, the Company agreed five year time-charters at a net rate of approximately $14,000 per day per vessel for four 34,000 dwt Handysize dry bulk carriers, which were under construction at the time. The vessels were delivered from the shipyard in the second half of 2011 and the first half of 2012, and duly commenced the agreed time-charters. In July 2012, however, the charterer stopped paying the agreed charter hire and the vessels were returned to the Company. Proceedings were initiated against the charterer to recover unpaid charter hire and the matter was settled in the year ended December 31, 2014. A gain on termination of charters amounting to $25.3 million was recorded in the year ended December 31, 2014, net of legal and other costs.

9.	GAIN ON SALE OF LOAN NOTES AND SHARE WARRANTS - OTHER

In May 2015, the Company sold its holding of loan notes in Horizon Lines, LLC and share warrants in Horizon Lines, Inc. for total net cash proceeds of approximately $71.7 million. These unlisted second lien interest-bearing loan notes and share warrants had been received as compensation on termination of charters to Horizon Lines, LLC in April 2012. At the time of disposal, the notes had a carrying value of approximately $25.9 million (December 31, 2014: $23.7 million) and the warrants had a carrying value of approximately $1.2 million (December 31, 2014: $1.2 million), resulting in a total gain of $44.6 million on disposal.

10.	OTHER FINANCIAL ITEMS

Other financial items comprise the following items:

	Year ended December 31
(in thousands of $)	2015	2014	2013
Net increase/(decrease) in fair value of non-designated derivatives	(13,051)	(7,636)	7,726
Net cash payments on non-designated derivatives	(6,453)	(7,196)	(2,653)
Net increase/(decrease) in fair value of designated derivatives (ineffective portion)	(227)	(63)	224
Other items	(1,558)	(1,337)	(3,294)
Total other financial items	(21,289)	(16,232)	2,003

The net movement in the fair values of non-designated derivatives and net cash payments thereon relate to non-designated, terminated or de-designated interest rate swaps and cross currency interest rate swaps. The net movement in the fair values of designated derivatives relates to the ineffective portion of interest rate swaps and cross currency interest rate swaps that have been designated as cash flow hedges. Changes in the fair values of the effective portion of interest rate swaps that are designated as cash flow hedges are reported under "Other comprehensive income". The above net increase/ (decrease) in valuation of non-designated derivatives in the year ended December 31, 2015, includes $(1.3) million (2014: $(4.5) million; 2013: $2.1 million) reclassified from "Other comprehensive income", as a result of certain interest rate swaps relating to loan facilities no longer being designated as cash flow hedges.

Other items in the year ended December 31, 2015, include a net gain of $53,000 arising from foreign currency translation (2014: $109,000; 2013: $507,000). Other items also include bank charges and fees relating to loan facilities.

11.	AVAILABLE-FOR-SALE SECURITIES

Marketable securities held by the Company are debt securities and share investments considered to be available-for-sale securities.

(in thousands of $)	2015	2014
Amortized cost	185,148	80,743
Accumulated net unrealized (loss)/gain	14,446	(7,087)
Carrying value	199,594	73,656

The Company's investment in marketable securities consists of investments in listed shares and secured notes which mature in 2019. Available-for-sale securities are recorded at fair value, with unrealized gains and losses generally recorded as a separate component of other comprehensive income. The net unrealized gain on available-for-sale securities included in other comprehensive income as at December 31, 2015, was $14.4 million (2014: net unrealized loss $7.1 million).

The investment in listed shares at December 31, 2015, consists of shares in Frontline with a carrying value of $164.5 million (2014: $nil) (see Note 23: Related party transactions, and Note 16: Investment in associated companies).

The investment in secured notes at December 31, 2015, consists of listed and unlisted corporate bonds with a total carrying value of $35.1 million (2014: $49.9 million). In December 2015, the Company determined that the bonds were other than temporarily impaired and recorded an impairment charge of $20.6 million (2014: $nil; 2013: $nil), reducing their amortized cost to fair value at December 31, 2015.

The above available-for-sale securities at December 31, 2014, also included unlisted second lien interest-bearing loan notes with carrying value $23.7 million. These loan notes included accumulated interest receivable, had a total face value of $59.4 million, and were issued by Horizon Lines, LLC as part of compensation received on termination of charters. The Company sold these loan notes in May, 2015 (see Note 9: Gain on sale of loan notes and share warrants - other).

12.	TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Trade accounts receivable

Trade accounts receivable are presented net of allowances for doubtful debts. The allowance for doubtful trade accounts receivable was $nil at both December 31, 2015 and 2014. As at December 31, 2015, the Company has no reason to believe that any amount included in trade accounts receivable will not be recovered through due process or negotiation.

 Other receivables

Other receivables are presented with no allowance for doubtful accounts as of December 31, 2015 and 2014.

13.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	2015	2014
Cost	1,964,852	1,715,510
Accumulated depreciation	323,535	338,377
Vessels and equipment, net	1,641,317	1,377,133

During 2015, the Company took delivery of eight second-hand dry bulk carriers at an aggregate cost of $272.0 million and three newbuilding container vessels at an aggregate cost of $270.7 million. During 2014, the Company took delivery of two second-hand dry bulk carriers at an aggregate cost of $61.8 million, nine second-hand container vessels at an aggregate cost of $127.9 million and two newbuilding container vessels at an aggregate cost of $173.8 million.

An impairment charge of $29.2 million was recorded against the carrying value of two container vessels in the year ended December 31, 2015. In the year ended December 31, 2014, an impairment charge of $11.8 million was recorded against the carrying value of five container vessels, which were all disposed of in February 2015 (see Note 8: Gain on sale of assets and termination of charters).

Depreciation expense was $78.1 million for the year ended December 31, 2015 (2014: $67.4 million; 2013: $58.4 million).

14.	NEWBUILDINGS

The carrying value of newbuildings represents the accumulated costs which the Company has paid in purchase installments and other capital expenditures relating to the acquisition of newbuilding vessels, together with capitalized loan interest. Interest capitalized in the cost of newbuildings amounted to $404,000 in the year ended December 31, 2015 (2014: $290,000; 2013: $257,000).

As at December 31, 2015, the Company had agreements for the delivery of four newbuilding vessels (2014: two newbuilding vessels); two for container vessels and two for oil product carriers (2014: two container vessels), with accumulated costs of $40.1 million (2014: $87.6 million). During the year ended December 31, 2015, agreements were entered into for the acquisition of three newbuilding container vessels and two newbuilding oil product tankers, while three newbuilding container vessels were delivered.

15.	INVESTMENTS IN DIRECT FINANCING LEASES

As at December 31, 2015, 14 of the Company's VLCCs and Suezmaxes were chartered to Frontline Shipping on long-term, fixed rate time charters which extend for various periods depending on the age of the vessels, ranging from approximately four to eleven years. Frontline Shipping is a subsidiary of Frontline, a related party, and the terms of the charters do not provide them with an option to terminate the charter before the end of its term.

Additionally, one of the Company's offshore supply vessels is chartered on a long-term bareboat charter to DESS Cyprus Limited, a wholly owned subsidiary of Deep Sea Supply Plc. ("Deep Sea"), a related party. Another of the Company's offshore supply vessels is chartered on a long-term bareboat charter to Deep Sea Supply Shipowning II AS, a wholly-owned subsidiary of Deep Sea Supply BTG AS ("Deep Sea Supply BTG"), which is a joint venture owned 50% by Deep Sea and 50% by BTG Pactual Oil & Gas Empreendimentos e Particapacoes S.A. ("BTG Pactual"). The terms of the charters provide the charterer with various call options to acquire the vessels at certain dates throughout the charters, which expire in 2020.

The above 16 of the Company's assets were accounted for as direct financing leases at December 31, 2015 (2014: 19), all of which are leased to related parties.

The following lists the components of the investments in direct financing leases as at December 31, 2015, and December 31, 2014:

(in thousands of $)	2015	2014
Total minimum lease payments to be received	825,460	1,174,327
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(362,959)	(330,056)
Net minimum lease payments receivable	462,501	844,271
Estimated residual values of leased property (un-guaranteed)	195,238	239,002
Less: unearned income	(146,296)	(243,419)
	511,443	839,854
Less: deferred deemed equity contribution	—	(86,585)
Less: unamortized gains	—	(6,738)
Total investment in direct financing and sales-type leases	511,443	746,531
Current portion	37,145	37,517
Long-term portion	474,298	709,014
	511,443	746,531

On June 5, 2015, amendments were made to the charter agreements with Frontline Shipping, which related to 12 VLCCs and five Suezmax tankers accounted for as direct financing leases. Three of the Suezmax tankers have since been sold. The amendments, which are presented in more detail in Note 23: Related party transactions, resulted in a reduction in minimum lease payments to be received and an increase in executory costs from July 1, 2015, onwards. These amendments, together with the $150.2 million fair value of Frontline shares received as compensation, are reflected in the above position as at December 31, 2015. Under the provisions of ASC Topic 840 “Leases”, the modifications to the lease agreements do not constitute new leases. In the course of re-stating the amended leases, it was concluded that the amortization of the deferred deemed equity contribution and other gains is no longer appropriate, and these items are now incorporated into the revised lease schedules.

An impairment charge of $13.2 million was recorded against the carrying value of the two offshore supply vessels accounted for as direct financing lease assets in the year ended December 31, 2015. One of these vessels was sold in February 2016 (see Note 27: Subsequent events).

The minimum future gross revenues to be received under the Company's non-cancellable direct financing leases as of December 31, 2015, are as follows:

(in thousands of $) Year ending December 31,
2016	109,340
2017	109,042
2018	109,042
2019	109,042
2020	96,410
Thereafter	292,584
Total minimum lease revenues	825,460

16.	INVESTMENT IN ASSOCIATED COMPANIES

The Company has certain wholly-owned subsidiaries which are accounted for using the equity method, as it has been determined under ASC 810 that they are variable interest entities in which Ship Finance is not the primary beneficiary.

In addition, on June 5, 2015, the Company received 55 million shares in Frontline, equivalent to approximately 27.73% of Frontline's issued share capital at the time (see Note 23: Related party transactions). Frontline, which is listed on the New York Stock Exchange and the Oslo Stock Exchange and reports its operating results on a quarterly basis, was determined to be an associated company following receipt of these shares. On November 30, 2015, Frontline merged with Frontline 2012 Ltd ("Frontline 2012"). and increased its issued share capital, thereby reducing the Company's shareholding in Frontline to approximately 7.03%. Accordingly, Frontline was assessed as no longer being an associated company and the Frontline shares are now held as available for sale securities (see Note 11: Available for sale securities). The Company's share of the net income of Frontline, in the period of the year ended December 31, 2015, during which it was an associated company accounted for using the equity method, was $2.6 million (2014: $nil; 2013: $nil). The Company also received a dividend of $2.8 million from Frontline in December 2015, which was recorded against the carrying value of this investment.

At December 31, 2015, 2014 and 2013, the Company had the following participation in investments that are recorded using the equity method:

	2015	2014	2013
SFL West Polaris Limited	—	—	100.00%
SFL Deepwater Ltd	100.00%	100.00%	100.00%
SFL Hercules Ltd	100.00%	100.00%	100.00%
SFL Linus Ltd	100.00%	100.00%	100.00%
Bluelot Shipping Company Limited	—	—	100.00%
SFL Corte Real Limited	—	—	100.00%

The determination that Ship Finance is not the primary beneficiary of SFL Deepwater Ltd. ("SFL Deepwater"), SFL Hercules Ltd. ("SFL Hercules"), and SFL Linus Ltd. ("SFL Linus") is due to these subsidiaries each owning assets on which the underlying leases include both fixed price call options and fixed price put options or purchase obligations.

The determination that Ship Finance was not the primary beneficiary of SFL West Polaris Limited ("SFL West Polaris") was similarly due to this subsidiary owning an asset on which the underlying lease included both fixed price call options and a fixed price put option. Following the exercise of a purchase option, SFL West Polaris was sold in December 2014 (see below).

The determination that Ship Finance was not the primary beneficiary of Bluelot Shipping Company Limited ("Bluelot") and SFL Corte Real Limited ("Corte Real") was due to these subsidiaries, which did not own vessels, each having been incorporated specifically to participate in a three-party lease agreement, which could be effectively terminated by one of the other parties (see below). The three-party lease agreements were terminated in the first quarter of 2014.

SFL West Polaris was a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding an ultra deepwater drillship and leasing that vessel to Seadrill Polaris Ltd. ("Seadrill Polaris"), fully guaranteed by its parent company Seadrill Limited ("Seadrill"), a related party. The vessel was chartered on a bareboat basis and the terms of the charter provided the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, SFL West Polaris had a put option to sell the vessel to Seadrill Polaris at a fixed price at the end of the charter, which expired in 2023. Because the main asset of SFL West Polaris was the subject of a lease which included both fixed price call options and a fixed price put option, it was determined that this subsidiary of Ship Finance was a variable interest entity in which Ship Finance was not the primary beneficiary. In December 2014, the parent company of the charterer advised the Company of its intention to exercise a purchase option, and the transaction was effected on December 30, 2014 as a sale of SFL West Polaris. The Company recorded a gain of $6.1 million on the sale, which was recorded as "Gain on sale of investment in associated company". In December 2012, SFL West Polaris entered into a $420 million five year term loan and revolving credit facility, which was used in January

2013 to refinance the previous facility established in 2008. Although SFL West Polaris ceased to be a subsidiary in December 2014, the Company guaranteed $88.0 million of this debt until June 19, 2015, when the guarantee obligation was released.

SFL Deepwater is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding two ultra deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. and Seadrill Offshore AS, fully guaranteed by their parent company Seadrill. In June 2013, SFL Deepwater transferred one of the rigs and the corresponding lease to SFL Hercules (see below). Accordingly, SFL Deepwater now holds one ultra deepwater drilling rig which is leased to Seadrill Deepwater Charterer Ltd. In October 2013, SFL Deepwater entered into a $390 million five year term loan and revolving credit facility, which was used in November 2013 to refinance the previous loan facility. At December 31, 2015, the balance outstanding under the new facility was $221.1 million (2014: $303.3 million), and the available amount under the revolving part of the facility was $50.0 million (2014: $nil). The Company guaranteed $80.0 million of this debt at December 31, 2015 (2014: $85.0 million). The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which expires in 2023. Because the main asset of SFL Deepwater is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary.

SFL Hercules is a 100% owned subsidiary of Ship Finance, incorporated in 2012 for the purpose of holding an ultra deepwater drilling rig and leasing that rig to Seadrill Offshore AS, fully guaranteed by its parent company Seadrill. The rig was transferred, together with the corresponding lease, to SFL Hercules from SFL Deepwater in June 2013. In May 2013, SFL Hercules entered into a $375 million six year term loan and revolving credit facility to partly finance its acquisition of the rig from SFL Deepwater. The facility was drawn in June 2013, and at December 31, 2015, the balance outstanding under this facility was $256.3 million (2014: $283.7 million). At December 31, 2015, the available amount under the revolving part of the facility was $50.0 million (2014: $50.0 million). The Company guaranteed $80.0 million of this debt at December 31, 2015 (2014: $85.0 million). Because the main asset of SFL Hercules is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation at the end of the charter, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary.

SFL Linus is a 100% owned subsidiary of Ship Finance, acquired in 2013 from North Atlantic Drilling Ltd ("NADL"), a related party. SFL Linus holds a harsh environment jack-up drilling rig which was delivered from the ship yard in February 2014 and immediately leased to North Atlantic Linus Charterer Ltd., fully guaranteed by its parent company NADL. In October 2013, SFL Linus entered into a $475 million five year term loan and revolving credit facility to partly finance the acquisition of the rig. The facility was drawn in February 2014, and at December 31, 2015, the balance outstanding under this facility was $353.8 million (2014: $451.3 million). At December 31, 2015, the available amount under the revolving part of the facility was $50.0 million (2014: $nil). The Company guaranteed $90.0 million of this debt at December 31, 2015 (2014: $90.0 million). In February 2015, amendments were made to the lease, whereby Seadrill replaced NADL as lease guarantor. Because the main asset of SFL Linus is the subject of a lease which includes both fixed price call options and a fixed price put option, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary.

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

Summarized balance sheet information of the Company's equity method investees is as follows:

	As of December 31, 2015
(in thousands of $)	TOTAL	SFL Deepwater	SFL West Polaris	SFL Hercules	SFL Linus	Bluelot	Corte Real
Current assets	120,251	33,735	—	38,936	47,580	—	—
Non-current assets	1,212,302	366,893	—	362,419	482,990	—	—
Total assets	1,332,553	400,628	—	401,355	530,570	—	—
Current liabilities	128,455	25,221	—	28,624	74,610	—	—
Non-current liabilities (1)	1,119,483	335,881	—	354,025	429,577	—	—
Total liabilities	1,247,938	361,102	—	382,649	504,187	—	—
Total shareholders' equity	84,615	39,526	—	18,706	26,383	—	—

	As of December 31, 2014
(in thousands of $)	TOTAL	SFL Deepwater	SFL West Polaris	SFL Hercules	SFL Linus	Bluelot	Corte Real
Current assets (1)	127,268	44,297	—	38,619	44,352	—	—
Non-current assets	1,324,765	397,191	—	397,226	530,348	—	—
Total assets	1,452,033	441,488	—	435,845	574,700	—	—
Current liabilities	122,861	38,376	—	32,945	51,540	—	—
Non-current liabilities (1)	1,275,715	371,147	—	391,500	513,068	—	—
Total liabilities	1,398,576	409,523	—	424,445	564,608	—	—
Total shareholders' equity	53,457	31,965	—	11,400	10,092	—	—

(1)
SFL Deepwater, SFL Hercules and SFL Linus non-current liabilities at December 31, 2015, include $137.4 million (2014: $100.0 million), $125.3 million (2014: $135.3 million) and $125.0 million (2014: $110.7 million) due to Ship Finance, respectively (see Note 23: Related party transactions). In addition, SFL Linus current liabilities at December 31, 2015, include a further $23.2 million (2014: $nil) due to Ship Finance (see Note 23: Related party transactions).

Summarized statement of operations information of the Company's wholly-owned equity method investees is shown below.

	Year ended December 31, 2015
(in thousands of $)	TOTAL	SFL Deepwater	SFL West Polaris	SFL Hercules	SFL Linus	Bluelot	Corte Real
Operating revenues	82,731	22,424	—	23,315	36,992	—	—
Net operating revenues	82,725	22,422	—	23,313	36,990	—	—
Net income (2)	31,001	7,561	—	7,306	16,134	—	—

	Year ended December 31, 2014
(in thousands of $)	TOTAL	SFL Deepwater	SFL West Polaris	SFL Hercules	SFL Linus	Bluelot	Corte Real
Operating revenues	108,632	24,917	22,251	24,565	33,236	1,171	2,492
Net operating revenues	105,567	24,905	22,234	24,544	33,221	232	431
Net income (2)	33,497	8,023	4,643	7,755	12,413	232	431

	Year ended December 31, 2013
(in thousands of $)	TOTAL	SFL Deepwater	SFL West Polaris	SFL Hercules	SFL Linus	Bluelot	Corte Real
Operating revenues	122,792	46,145	23,701	13,832	—	19,490	19,624
Net operating revenues	88,121	46,109	23,681	13,808	—	2,261	2,262
Net income (3)	28,200	17,747	2,324	3,645	(38)	2,261	2,261

(2)
The net income of SFL Deepwater, SFL West Polaris, SFL Hercules and SFL Linus in the year ended December 31, 2015, includes interest payable to Ship Finance amounting to $6.5 million (2014: $6.5 million; 2013: $9.6 million), $nil (2014: $6.5 million; 2013: $6.5 million), $6.5 million (2014: $6.5 million; 2013: $3.5 million) and $5.6 million (2014: $4.9 million; 2013: $nil), respectively (see Note 23: Related party transactions).

SFL Deepwater, SFL Hercules and SFL Linus have loan facilities for which Ship Finance provides limited guarantees, as indicated above. These loan facilities contain financial covenants, with which Ship Finance and Seadrill must comply. As at December 31, 2015, Ship Finance and Seadrill were in compliance with all of the covenants under these long-term debt facilities.

17.	ACCRUED EXPENSES

(in thousands of $)	2015	2014
Vessel operating expenses	3,676	6,305
Administrative expenses	1,206	1,330
Interest expense	7,764	10,555
	12,646	18,190

18.	OTHER CURRENT LIABILITIES

(in thousands of $)	2015	2014
Deferred and prepaid charter revenue	5,549	7,982
Employee taxes	152	899
Other items	11,336	211
	17,037	9,092

Other items at December 31, 2015, include $10.9 million installments payable on newbuildings (2014: $nil).

19.	LONG-TERM DEBT

(in thousands of $)	2015	2014
Long-term debt:
3.75% senior unsecured convertible bonds due 2016	117,500	125,000
Norwegian kroner 600 million senior unsecured floating rate bonds due 2017	63,681	76,487
3.25% senior unsecured convertible bonds due 2018	350,000	350,000
Norwegian kroner 900 million senior unsecured floating rate bonds due 2019	85,434	119,277
U.S. dollar denominated floating rate debt (LIBOR plus margin) due through 2023	1,049,861	1,061,695
	1,666,476	1,732,459
Less: current portion of long-term debt	(208,031)	(182,415)
	1,458,445	1,550,044

 The outstanding debt as of December 31, 2015, is repayable as follows:

(in thousands of $) Year ending December 31,
2016	208,031
2017	185,246
2018	532,553
2019	255,744
2020	117,590
Thereafter	367,312
Total debt	1,666,476

The weighted average interest rate for floating rate debt denominated in U.S. dollars and Norwegian kroner ("NOK") as at December 31, 2015, was 4.22% per annum (2014: 4.98%). These rates take into consideration the effect of related interest rate swaps. At December 31, 2015, the three month dollar LIBOR was 0.613% (2014: 0.256%) and the three month Norwegian Interbank Offered Rate ("NIBOR") was 1.13% (2014: 1.48%).

3.75% senior unsecured convertible bonds due 2016
On February 10, 2011, the Company issued a senior unsecured convertible bond loan totaling $125.0 million. Interest on the bonds is fixed at 3.75% per annum and is payable in cash semi-annually in arrears on February 10 and August 10. The bonds were convertible into Ship Finance International Limited common shares at any time up to 10 banking days prior to February 10, 2016. The conversion price at the time of issue was $27.05 per share, representing a 35% premium to the share price at the time, and since then dividend distributions reduced the conversion price to $16.61 at December 31, 2015. The Company had the right to call the bonds after March 3, 2014, if the value of the shares underlying each bond exceeds, for a specified period of time, 130% of the principal amount of the bond. In December 2015, the Company purchased bonds with principal amounts totaling $7.5 million (2014; $nil) and the net amount outstanding at December 31, 2015, was $117.5 million (2014: $125.0 million). In February 2016, the amount outstanding was fully redeemed in cash without any conversion into shares having taken place (see Note 27: Subsequent events).

NOK600 million senior unsecured bonds due 2017
On October 19, 2012, the Company issued a senior unsecured bond loan totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on October 19, 2017. The bonds may, in their entirety, be redeemed at the Company's option from April 19, 2017, upon giving bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest. Since their issue, at December 31, 2015, the Company has purchased bonds with principal amounts totaling NOK43.0 million (2014: NOK36.0 million), of which NOK8.0 million (2014: NOK8.0 million) were subsequently re-sold. The Company holds bonds purchased as treasury bonds. The net amount outstanding at December 31, 2015, was NOK565 million, equivalent to $63.7 million (2014: NOK572 million, equivalent to $76.5 million).

3.25% senior unsecured convertible bonds due 2018
On January 30, 2013, the Company issued a senior unsecured convertible bond loan totaling $350.0 million. Interest on the bonds is fixed at 3.25% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1, and November 1. The bonds are convertible into Ship Finance International Limited common shares at any time up to ten banking days prior to February 1, 2018. The conversion price at the time of issue was $21.945 per share, representing a 33% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $16.2456 per share. In conjunction with the bond issue, the Company loaned up to 6,060,606 of its common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. The shares that were lent by the Company were borrowed from Hemen Holding Ltd., the largest shareholder of the Company, for a one-time loan fee of $1.0 million.

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

The amortization of this item amounted to $4.1 million in the year ended December 31, 2015 (2014. $4.1 million).

NOK900 million senior unsecured bonds due 2019
On March 19, 2014, the Company issued a senior unsecured bond loan totaling NOK900 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on March 19, 2019. The bonds may, in their entirety, be redeemed at the Company's option from September 19, 2018, upon giving the bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest. Subsequent to their issue, at December 31, 2015, the Company has purchased bonds with principal amounts totaling NOK 142.0 million (2014: NOK8.0 million), which are being held as treasury bonds. The net amount outstanding at December 31, 2015, was NOK758.0 million, equivalent to $85.4 million (2014: NOK892.0, equivalent to $119.3).

$210 million secured term loan facility
In April 2006, five wholly-owned subsidiaries of the Company entered into a $210.0 million secured term loan facility with a syndicate of banks to partly fund the acquisition of five new container vessels. The facility bore interest at LIBOR plus a margin and had a term of twelve years from the date of drawdown for each vessel. The terms of the loan were initially linked to long-term charters of the vessels, and the Company did not provide a corporate guarantee for the facility. In April 2012, the long-term charters were terminated and the terms of the loan agreement were amended. Although the facility continued without recourse to the Company, as part of the amended agreement the Company guaranteed that revenues received by the vessel-owning subsidiaries would achieve certain minimum levels for each vessel. In January 2015, this indirect limited performance guarantee became exhausted and in February 2015 the Company signed an agreement with the lenders under the facility whereby ownership of the five vessels together with associated working capital was transferred to unrelated third parties and Ship Finance International Limited and its subsidiaries have no future interest in the vessels or obligations under the loan facility. The net amount outstanding at December 31, 2015, was $nil (2014: $171.4 million).

$30 million secured revolving credit facility
In February 2008, a wholly-owned subsidiary of the Company entered into a $30.0 million secured revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of a 1,700 TEU container vessel, which also served as security for the facility. The facility, which was fully prepaid and canceled in January 2015, bore interest at LIBOR plus a margin and had a term of seven years. The net amount outstanding at December 31, 2015, was $nil (2014: $3.0 million).

$49 million secured term loan and revolving credit facility
In March 2008, two wholly-owned subsidiaries of the Company entered into a $49.0 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers, which also serve as security for the facility. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of ten years. At December 31, 2015, the amount available under the revolving part of the facility was $12.0 million (2014: $nil). The net amount outstanding at December 31, 2015, was $8.0 million (2014: $28.0 million).

$43 million secured term loan facility
In February 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of approximately five years. The facility is secured against a Suezmax tanker. In November 2014, the terms of the loan were amended and restated, and the facility now matures in November 2019. The net amount outstanding at December 31, 2015, was $26.3 million (2014: $29.1 million).

$725 million secured term loan and revolving credit facility
In March 2010, the Company entered into a $725 million secured term loan and revolving credit facility with a syndicate of banks, secured against 26 vessels chartered to Frontline at the time. The facility, which was fully prepaid and canceled in February 2015, bore interest at LIBOR plus a margin and was repayable over a term of five years. The net amount outstanding at December 31, 2015, was $nil (2014: $71.5 million).

$43 million secured term loan facility

In March 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of approximately five years. The facility is secured against a Suezmax tanker. In March 2015, the terms of the loan were amended and restated, and the facility now matures in March 2020. The net amount outstanding at December 31, 2015, was $26.3 million (2014: $29.1 million).

$54 million secured term loan facility
In November 2010, two wholly-owned subsidiaries of the Company entered into a $53.7 million secured term loan facility with a bank, secured against two Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of eight years. The net amount outstanding at December 31, 2015, was $34.1 million (2014: $38.0 million).

$95 million secured term loan and revolving credit facility
In February 2011, a wholly-owned subsidiary of the Company entered into a $95 million secured term loan and revolving credit facility with a bank, secured against a jack-up drilling rig. The facility bears interest at LIBOR plus a margin and has a term of seven years. At December 31, 2015, the available amount under the revolving part of the facility was $2.5 million (2014: $nil). The net amount outstanding at December 31, 2015, was $22.5 million (2014: $57.5 million).

$75 million secured term loan facility
In March 2011, three wholly-owned subsidiaries of the Company entered into a $75.4 million secured term loan facility with a bank, secured against three Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at December 31, 2015, was $50.8 million (2014: $56.6 million).

$171 million secured term loan facility
In May 2011, eight wholly-owned subsidiaries of the Company entered into a $171.0 million secured loan facility with a syndicate of banks. The facility is supported by China Export & Credit Insurance Corporation, or SINOSURE, which provides an insurance policy in favor of the banks for part of the outstanding loan. The facility is secured against a 1,700 TEU container vessel and seven Handysize dry bulk carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The net amount outstanding at December 31, 2015, was $122.2 million (2014: $134.2 million).

$167 million secured term loan and revolving credit facility
In July 2011, five wholly-owned subsidiaries of the Company entered into a $166.8 million secured term loan and revolving credit facility agreement with a syndicate of banks, secured against five VLCCs chartered to Frontline at the time. The facility, which was fully prepaid and canceled in June 2015, bore interest at LIBOR plus a margin and was repayable over a term of six years. The net amount outstanding at December 31, 2015 was $nil (2014: 72.2 million).

$53 million secured term loan facility
In November 2012, two wholly-owned subsidiaries of the Company entered into a $53.2 million secured term loan facility with a bank, secured against two car carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at December 31, 2015 was $39.9 million (2014: $44.3 million).

$45 million secured term loan and revolving credit facility
In June 2014, seven wholly-owned subsidiaries of the Company entered into a $45.0 million secured term loan and revolving credit facility with a bank, secured against seven 4,100 TEU container vessels. The facility bears interest at LIBOR plus a margin and has a term of five years. At December 31, 2015, the available amount under the revolving part of the facility was $9.0 million (2014: $nil). The net amount outstanding at December 31, 2015, was $36.0 million (2014: $45.0 million).

$101 million secured term loan facility

In August 2014, six wholly-owned subsidiaries of the Company entered into a $101.4 million secured term loan facility with a syndicate of banks, secured against six offshore supply vessels. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at December 31, 2015, was $87.8 million (2014: $98.7 million). One of the vessels was sold in February 2016 (see Note 27: Subsequent events) and the facility now relates to the remaining five vessels.

$20 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $20.0 million secured term loan facility with a bank, secured against two 5,800 TEU container vessels. The facility bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at December 31, 2015, was $20.0 million (2014: $20.0 million).

$128 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $127.5 million secured term loan facility with a bank, for the post-delivery financing of two newbuilding 8,700 TEU container vessels, which were delivered in 2014. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2015, was $117.9 million (2014: $126.4 million).

$128 million secured term loan facility
In November 2014, two wholly-owned subsidiaries of the Company entered into a $127.5 million secured term loan facility with a bank, for the post-delivery financing of two newbuilding 8,700 TEU container vessels, which were delivered in January 2015. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2015 was $121.1 million (2014: $nil).

$39 million secured term loan facility
In December 2014, two wholly-owned subsidiaries of the Company entered into a $39.0 million secured term loan facility with a bank, secured against two Kamsarmax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at December 31, 2015, was $34.0 million (2014: $36.4 million).

$250 million secured revolving credit facility
In June 2015, 17 wholly-owned subsidiaries entered into a $250.0 million secured revolving credit facility with a syndicate of banks, secured against 17 tankers chartered to Frontline Shipping. Three of the tankers have since been sold, and the facility now relates to the remaining 14 tankers. The facility bears interest at LIBOR plus a margin and has a term of three years. At December 31, 2015, the available amount under the facility was $154.6 million (2014: $nil). The net amount outstanding at December 31, 2015, was $73.5 million (2014: $nil).

$166 million secured term loan facility
In July 2015, eight wholly-owned subsidiaries entered into a $166.0 million secured term loan facility with a syndicate of banks, secured against eight Capesize dry bulk carriers acquired in 2015. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2015 was $159.5 million (2014: $nil).

$210 million secured term loan facility
In November 2015, three subsidiaries entered into a $210.0 million secured term loan facility with a syndicate of banks, to partly fund the acquisition of three newbuilding container vessels, against which the facility is secured. One of the vessels was delivered in November 2015, a second was delivered in February 2016, and the remaining vessel is scheduled for delivery later in 2016. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of five years from the delivery of each vessel. At December 31, 2015, the net amount outstanding was $70.0 million (2014: $nil).

The aggregate book value of assets pledged as security against borrowings at December 31, 2015, was $2,087 million (2014: $2,062 million).

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of December 31, 2015, the Company is in compliance with all of the covenants under its long-term debt facilities. The $101 million secured term loan facility entered into in August 2014 contains certain financial covenants on Deep Sea and Deep Sea Supply BTG. As at December 31, 2015, Deep Sea and Deep Sea Supply BTG were in compliance with all covenants under the respective loan agreements.

20.	OTHER LONG-TERM LIABILITIES

(in thousands of $)	2015	2014
Unamortized sellers' credit	11,960	15,042
Other items	3	2,542
	11,963	17,584

The Company's six offshore supply vessels were acquired from Deep Sea and were originally chartered back to subsidiaries of Deep Sea under bareboat charter agreements. As part of the purchase consideration, the Company received seller's credits totaling $37.0 million which are being recognized as additional bareboat revenues over the period of the charters. In connection with the transfer in May 2013 of the charters for five of the vessels from subsidiaries of Deep Sea to a subsidiary of Deep Sea Supply BTG, the seller's credits for these five vessels were also transferred to the new counterparty.

Other items at December 31, 2014, included the $2.5 million fair value of the guarantee provided by the Company to the providers of the loan facility to SFL West Polaris, following the sale of that company (see Note 16: Investment in associated companies). Ship Finance International Limited was released from the guarantee in June 2015.

21.	SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	2015	2014
125,000,000 common shares of $1.00 par value each	125,000	125,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	2015	2014
93,468,000 common shares of $1.00 par value each (2014: 93,404,000 shares)	93,468	93,404

The Company's common shares are listed on the New York Stock Exchange.

In the year ended December 31, 2015, the Company issued a total of 64,000 new shares in order to satisfy options exercised by two officers and three employees (2014: 144,000 new shares issued to satisfy options exercised by three directors, one officer and two employees). The weighted average exercise price of the options was $10.55 per share (2014: $6.44 per share), resulting in a premium on issue of $0.6 million (2014: $0.8 million). No other shares were issued and sold in the years ended December 31, 2015, and December 31, 2014.

In November 2006, the Board of Directors approved the Ship Finance International Limited Share Option Scheme (the "Option Scheme"). The Option Scheme permits the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid in capital (see also Note 22: Share option plan). During 2014, one officer exercised options and in lieu of issuing 80,000 new shares the Company made a payment totaling $1.2 million, equal to the intrinsic value of the options on the date of exercise. These amounts are accounted for as repurchases of the Company's shares and the payments are recorded as reductions in additional paid-in capital.

In January 2013, the Company issued a senior unsecured convertible bond loan totaling $350 million. The bonds are convertible into common shares at any time up to ten banking days prior to February 1, 2018. The conversion price at the time of issue was $21.945 per share, representing a 33% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $16.2456 per share. As required by ASC 470-20 "Debt with conversion and other options", the Company calculated the equity component of the convertible bond, which was valued at $20.7 million and recorded as "Additional paid-in capital" (see Note 19: Long-term Debt).

The Company has accounted for the acquisition of vessels from Frontline at Frontline's historical carrying value. The difference between the historical carrying values and the net investment in the leases was recorded as a deferred deemed equity contribution, which was presented as a reduction in net investment in direct financing leases in the balance sheet. This accounting treatment arose from the related party nature of both the initial transfer of the vessels and the subsequent leases.  The deferred deemed equity contributions were amortized to contributed surplus over the life of the lease arrangements, as lease payments were applied to the principal balance of the lease receivable. In the six months ended June 30, 2015, the Company credited contributed surplus with $2.0 million of such deemed equity contributions (year ended December 31, 2014: $4.5 million). On June 5, 2015, the charter agreements with Frontline were amended with effect from July 1, 2015 (see Note 23: Related party transactions), following which the unamortized deferred deemed equity contributions were incorporated into the lease schedules and no further amounts have been credited to contributed surplus.

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

The following summarizes share option transactions related to the Option Scheme in 2015, 2014 and 2013:

	2015		2014		2013
	Options	Weighted average exercise price $	Options	Weighted average exercise price $	Options	Weighted average exercise price $
Options outstanding at beginning of year	189,000	13.17	423,000	9.99	498,000	10.27
Granted	—	—	—	—	—	—
Exercised	(64,000)	10.55	(224,000)	5.41	(75,000)	5.29
Forfeited	—	—	(10,000)	5.56	—	—
Options outstanding at end of year	125,000	12.56	189,000	13.17	423,000	9.99
Exercisable at end of year	125,000	12.56	189,000	13.17	374,333	9.22

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

The fair values of options granted are estimated on the date of the grant, using the Black-Scholes-Merton option valuation model. The fair values are then expensed over the periods in which the options vest. No new options were granted in 2015, 2014 and 2013, and all options outstanding at December 31, 2015, were fully vested. (see Note 27: Subsequent events).

The total intrinsic value of options exercised in 2015 was $0.3 million on the day of exercise (2014: $2.9 million; 2013: $0.9 million). The intrinsic value of options fully vested but not exercised at December 31, 2015, is $0.5 million and their average remaining term is 0.22 years.

As of December 31, 2015, the unrecognized compensation costs relating to non-vested options granted under the Option Scheme was $nil (2014: $nil).

23.	RELATED PARTY TRANSACTIONS

The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the New York Stock Exchange in June 2004. A significant proportion of the Company's business continues to be transacted with related parties.

The Company has had transactions with the following related parties, being companies in which our principal shareholders Hemen Holding Ltd. and Farahead Investment Inc. (hereafter jointly referred to as "Hemen") and companies associated with Hemen have, or had, a significant direct or indirect interest:

–    Frontline (3)
–    Frontline 2012 (3)
–    Frontline Shipping and Frontline Shipping II (collectively the Frontline Charterers)
–    Seadrill
–    NADL
–    Golden Ocean Group Limited ("Golden Ocean") (2)
–    United Freight Carriers ("UFC" - which is a joint venture approximately 50% owned by Golden Ocean)
–    Deep Sea
–    Deep Sea Supply BTG (which is a joint venture 50% owned by Deep Sea)
–    Golar Management UK Limited ("Golar") (1)
–    Arcadia Petroleum Limited ("Arcadia")

(1) From September 2014, Golar ceased to be a related party to the Company, following disassociation through the sale of shares held by a company associated with Hemen.

(2) In March 2015, Golden Ocean Group Limited merged with Knightsbridge Tankers Limited, leaving Knightsbridge Tankers Limited as the surviving legal entity and changing its name to Golden Ocean Group Limited.

(3) On November 30, 2015, Frontline and Frontline 2012 merged, leaving Frontline as the surviving legal entity and Frontline 2012 becoming a wholly-owned subsidiary of Frontline.

The Consolidated Balance Sheets include the following amounts due from and to related parties, excluding direct financing lease balances (see Note 15: Investments in direct financing leases):

(in thousands of $)	2015	2014
Amounts due from:
Frontline Charterers	18,052	30,714
Frontline Ltd	2,816	9,012
UFC	1,639	232
Deep Sea and Deep Sea Supply BTG	—	1,338
SFL Linus	23,152	—
Seadrill	—	111,195
Total amount due from related parties	45,659	152,491
Loans to related parties - associated companies, long-term
SFL Deepwater	137,437	100,036
SFL Hercules	125,275	135,250
SFL Linus	125,000	110,745
Total loans to related parties - associated companies, long-term	387,712	346,031
Loans to related parties - others, long-term
Frontline Ltd	—	79,294
Total loans to related parties - others, long-term	—	79,294
Amounts due to:
Frontline Charterers	229	196
Frontline Management	143	848
Other related parties	44	65
Total amount due to related parties	416	1,109

SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries which are not fully consolidated but are accounted for under the equity method as at December 31, 2015. As described below in "Related party loans", at December 31, 2015 and 2014, the long-term loans from Ship Finance to SFL Deepwater, SFL Hercules, and SFL Linus are presented net of amounts due to them by Ship Finance on their respective current accounts.

Related party leasing and service contracts
As at December 31, 2015, 14 of the Company's vessels leased to Frontline Shipping and two of its offshore supply vessels leased to subsidiaries of Deep Sea and Deep Sea Supply BTG, respectively, are recorded as direct financing leases. In addition, at December 31, 2015, four offshore supply vessels were leased to a subsidiary of Deep Sea Supply BTG, eight dry bulk carriers were leased to a subsidiary of Golden Ocean and a further six dry bulk carriers were leased to UFC under operating leases.

At December 31, 2015, the combined balance of net investments in direct financing leases with Frontline Shipping, Deep Sea and Deep Sea Supply BTG was $511.4 million (2014: $839.9 million) of which $37.1 million (2014: $37.5 million) represents short-term maturities.

At December 31, 2015, the net book value of assets leased under operating leases to Deep Sea Supply BTG, Golden Ocean and UFC was $499.6 million (2014: $198.9 million).

A summary of leasing revenues earned from the Frontline Charterers, Seadrill, Deep Sea, Deep Sea Supply BTG, Golden Ocean and UFC is as follows:

(in millions of $)	2015	2014	2013
Operating lease income	42.9	26.4	24.0
Direct financing lease interest income	34.2	45.4	55.4
Finance lease service revenue	46.5	46.5	52.4
Direct financing lease repayments	35.9	43.1	47.4
Profit sharing revenues	59.6	33.8	0.8

In May 2013, the Company agreed to change the legal entity under the charters for five of the six vessels on charter to subsidiaries of Deep Sea. The new charterer is Deep Sea Supply Shipowning II AS, a wholly-owned subsidiary of Deep Sea Supply BTG, which is a joint venture owned 50% by Deep Sea and 50% by BTG Pactual. The new charters became effective on May 31, 2013, and the main terms of the charters remain unchanged.

On December 30, 2011, amendments were made to the charter agreements with Frontline Shipping and Frontline Shipping II, which related to 28 vessels accounted for as direct financing leases. In terms of the amending agreements, the Company received a compensation payment of $106 million and agreed to a $6,500 per day reduction in the time charter rate of each vessel for the period January 1, 2012, to December 31, 2015. Thereafter, the charter rates were to revert to the previously agreed daily amounts. The leases were amended to reflect the compensation payment received and the reduction in future minimum lease payments to be received. During 2012, 2013 and 2014, 11 of the vessels were sold.

On June 5, 2015, further amendments were made to the charter agreements relating to the remaining 17 vessels. The amendments, which are effective from July 1, 2015, and do not affect the duration of the leases, include reductions in the daily time-charter rates to $20,000 per day for VLCCs and $15,000 per day for Suezmax tankers. As consideration for the agreed amendments, the Company received 55 million ordinary shares in Frontline, the fair value of which amounted to $150.2 million, and also an increase in the profit sharing percentage (see below). The charters for three of the vessels were transferred from Frontline Shipping II to Frontline Shipping, which is now the charter counterparty for all of the vessels. As part of the amended agreement, Frontline was released from its guarantee obligations under the charters, and in exchange a cash reserve of $2 million per vessel has been built up in Frontline Shipping as security for its obligations under the charters.

The Company's holding of Frontline ordinary shares represented approximately 27.73% of the issued share capital of Frontline at the time of receipt in June 2015. On November 30, 2015, Frontline merged with Frontline 2012 and increased its issued share capital, reducing the Company's holding to approximately 7.03%. Accordingly, from June 5, 2015, to November 30, 2015, the Company's shareholding was accounted for as an investment in associated companies (see Note 16: Investment in associated companies). Since December 1, 2015, the Company's holding of Frontline shares has been held under available for sale securities (see Note 11: Available for sale securities).

Prior to December 31, 2011, Frontline Shipping and Frontline Shipping II paid the Company profit sharing of 20% of their earnings on a time-charter equivalent basis from their use of the Company's fleet above average threshold charter rates each fiscal year. The amendments to the charter agreements made on December 30, 2011, increased the profit sharing percentage to 25% for future earnings above those threshold levels. Of the $106 million compensation payment received, $50 million represented a non-refundable advance relating to the 25% profit sharing agreement. The Company earned and recognized profit sharing revenue under the 25% arrangement in the year ended December 31, 2015, of $nil (2014: $nil; 2013: $nil). The amendments to the charter agreements effective from July 1, 2015, increased the profit sharing percentage from 25% to 50% for earnings above the new reduced time-charter rates. The Company earned and recognized profit sharing revenue under the 50% arrangement of $37.3 million in the year ended December 31, 2015 (2014: $nil; 2013: $nil).

The amendments to the charter agreements effective from January 1, 2012, additionally provided that for the four year period of the temporary reduction in charter rates, Frontline Shipping and Frontline Shipping II would pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day per vessel. In the year ended December 31, 2015, the Company earned and recognized $19.9 million revenue under this arrangement (2014: $32.7 million; 2013: $0.0 million), which is also reported under "Profit sharing revenues". This arrangement was discontinued from July 1, 2015, when the amendments agreed in June 2015 became effective.

In the event that vessels on charter to the Frontline Charterers are agreed to be sold, the Company may either pay or receive compensation for the termination of the lease. In September 2015, October 2015 and December 2015, the Suezmax tankers Front Glory, Front Splendour and Mindanao on charter to Frontline Shipping were sold and their leases cancelled, with agreed termination fees payable of $2.2 million, $1.3 million and $3.3 million, respectively.

In November 2014, three VLCCs, namely Front Comanche, Front Commerce and Front Opalia, on charter to the Frontline Charterers were sold and their leases cancelled, with agreed termination fees receivable of $49.2 million. Of the termination fees receivable, $10.5 million was received in cash and $38.7 million was received in the form of amortizing loan notes from Frontline receivable over the approximately eight remaining years of the canceled leases. The initial face value of the notes received, on which interest at 7.25% was receivable, was $48.4 million and their initial fair value of $38.7 million was determined from analysis of projected cash flows, based on factors including the terms, provisions and other characteristics of the notes, default risk of the issuing entity, the fundamental financial and other characteristics of that entity, and the current economic environment and trading activity in the debt market.

In January 2013 the non-double VLCC Edinburgh was sold and its lease cancelled, with an agreed termination fee payable of $7.8 million. In February 2013 and March 2013, the Suezmax tanker Front Pride and the OBO Front Guider were sold and their leases cancelled, with agreed termination fees receivable of $2.1 million and $11.7 million, respectively. In November 2013, the VLCCs Golden Victory and Front Champion were sold and their leases cancelled, with agreed termination fees receivable of $37.3 million and $30.4 million, respectively. Of the $67.7 million combined fees receivable for the two VLCCs sold in November 2013, $10.9 million was received in cash and $56.8 million was received in the form of amortizing loan notes from Frontline receivable over the approximately eight remaining years of the cancelled leases. The initial face value of the notes received, on which interest at 7.25% was receivable, was $79.0 million and their initial fair value of $56.8 million was determined on the same basis as that used for the notes received in 2014.

In December 2015, Frontline redeemed in full the loan notes received by the Company on the sale of the two VLCCs in November 2013 and three VLCCs in November 2014. The aggregate amount received on redemption was $113.2 million (2014: $nil; 2013: $nil), including accrued interest of $0.5 million (2014: $nil; 2013: $nil). At the time of the redemption, the loan notes had a carrying value of $83.8 million (December 31, 2014: $87.5 million), resulting in a gain of $28.9 million on disposal.

In the year ended December 31, 2015, the Company had eight dry bulk carriers operating on time-charters to a subsidiary of Golden Ocean, which include profit sharing arrangements whereby the Company earns a 33% share of profits earned by the vessels above threshold levels. In the year ended December 31, 2015, the Company earned no income under this arrangement (2014: $nil; 2013: $nil).

In the year ended December 31, 2015, the Company had six dry bulk carriers operating on time-charters to UFC, which include profit sharing arrangements whereby the Company earns a 50% share of profits earned by the vessels above threshold levels. In the year ended December 31, 2015, the Company earned and recognized $2.5 million under this arrangement (2014: $1.1 million; 2013: $0.8 million).

As at December 31, 2015, the Company was owed a total of $18.1 million (2014: $30.7 million) by Frontline Shipping in respect of leasing contracts and profit share.

At December 31, 2015, the Company was owed $2.8 million (2014: $9.0 million) by Frontline in respect of various short-term items. At December 31, 2014, these items included the $7.8 million carrying value of the short-term portion of loan notes receivable (2015: $nil) and $0.4 million accrued interest on the loan notes (2015: $nil). At December 31, 2014, the Company also had a long-term loan of $79.3 million due from Frontline, being the carrying value of the long-term portion of loan notes receivable (2015: $nil).

At December 31, 2015, the Company was owed $1.6 million (2014: $0.2 million) by UFC in respect of leasing contracts and profit share.

At December 31, 2014, the Company was owed $1.3 million by Deep Sea and Deep Sea Supply BTG in respect of leasing contracts (2015: $nil).

At December 31, 2015, the Company was owed $23.2 million by SFL Linus in addition to the loan due to the Company (2014: $nil) - see below.

On December 30, 2014, the Company sold SFL West Polaris to Seadrill (see Note 16: Investment in associated companies) and at December 31, 2014, the Company was owed $111.2 million by Seadrill in relation to this transaction (2015:$nil).

The vessels leased to Frontline Shipping are on time charter terms and for each such vessel the Company pays a fixed management/operating fee of $9,000 per day to Frontline Management (Bermuda) Ltd. ("Frontline Management"), a wholly owned subsidiary of Frontline. This daily fee has been payable since July 1, 2015, when amendments to the charter agreements became effective, before which the fixed daily fee was $6,500 per day. An exception to this arrangement is for any vessel leased to Frontline Shipping which is sub-chartered on a bareboat basis, for which there is no management fee payable for the duration of the bareboat sub-charter. During the year ended December 31, 2015, the Company also had 12 container vessels, 14 dry bulk carriers, two Suezmax tankers and two car carriers operating on time charter or in the spot market, for which the supervision of the technical management was sub-contracted to Frontline Management. In the year ended December 31, 2015, management fees paid to Frontline Management amounted to $48.0 million (2014: $48.4 million; 2013: $54.2 million).

The vessels leased to a subsidiary of Golden Ocean are on time charter terms and for each vessel the Company pays a fixed management/operating fee of $7,000 per day to Golden Ocean Group Management (Bermuda) Ltd. ("Golden Ocean Management"), a wholly-owned subsidiary of Golden Ocean. Additionally, in the year ended December 31, 2015, the Company had 12 container vessels and 14 dry bulk carriers operating on time-charters, for which part of the operating management was sub-contracted to Golden Ocean Management. In the year ended December 31, 2015, management fees paid to Golden Ocean Management amounted to approximately $9.0 million (2014: $0.8 million; 2013: $0.7 million). Management fees are classified as vessel operating expenses in the consolidated statements of operations.

The Company paid a commission of 1% to Frontline Management in respect of all payments received in respect of the five-year sales-type leases on the Suezmax tankers Glorycrown and Everbright. This arrangement ended in September 2013, when the leases were terminated, following which we agreed to pay Frontline a management fee of 1.25% of chartering revenues. In 2015, $0.4 million was paid to Frontline Management pursuant to the new arrangement (2014: $0.3 million). Under the old arrangement $0.1 million was paid in 2013.

The Company also paid $0.5 million in 2015 (2014: $0.5 million, 2013: $0.4 million) to Frontline Management for the provision of management and administrative services.

The Company pays fees to Frontline Management for the management supervision of some of its newbuildings, which in 2015 amounted to $0.1 million (2014: $2.9 million; 2013: $2.4 million).

In the year ended December 31, 2015, the Company paid $0.4 million (2014: $0.4 million; 2013: $0.3 million) to Frontline Management AS for the provision of office facilities in Oslo, and $0.1 million (2014: $nil; 2013: $nil) to Arcadia for the provision of office facilities in London. The Company paid $nil in 2015 (2014: $0.1 million; 2013: $0.2 million) to Golar Management UK Limited for the provision of office facilities in London. Golar Management UK Limited ceased to be a related party in October 2014.

As at December 31, 2015, the Company owes Frontline Management and Frontline Management AS a combined total of $0.1 million (2014: $0.8 million) for various items, including newbuilding supervision fees, technical supervision fees and office costs.

Related party loans – associated companies
Ship Finance has entered into agreements with SFL Deepwater, SFL Hercules and SFL Linus granting them loans of $145.0 million, $145.0 million and $125.0 million, respectively. The loans to SFL Deepwater and SFL Hercules are fixed interest rate loans, and the loan to SFL Linus was interest free until the newbuilding jack-up drilling rig was delivered to that company, since when it has been a fixed interest rate loan. These loans are repayable in full on October 1, 2023, October 1, 2023 and June 30, 2029, respectively, or earlier if the companies sell their drilling units. Ship Finance is entitled to take excess cash from these companies, and such amounts are recorded within their current accounts with Ship Finance. The loan agreements specify that the balance on the current accounts will have no interest applied and will be settled by offset against the eventual repayments of the fixed interest loans. In the year ended December 31, 2015, the Company received interest income on these loans of $6.5 million from SFL Deepwater (2014: $6.5 million; 2013: $9.6 million), $6.5 million from SFL Hercules (2014: $6.5 million; 2013 $3.5 million) and $5.6 million from SFL Linus (2014: $4.9 million, 2013: $nil) totaling $18.7 million.

Ship Finance also granted a $145.0 million fixed interest rate loan to SFL West Polaris, which was repaid when that company was sold on December 30, 2014. The terms of the loan were similar to those in the above continuing loans, and in the year ended December 31, 2015, the Company received interest income on this loan of $nil (2014: $6.5 million; 2013: $6.5 million).

Related party purchases and sales of vessels – 2015
In the third quarter of 2015, the Company acquired eight Capesize dry bulk carriers from subsidiaries of Golden Ocean for a total acquisition cost of $272.0 million. The vessels were immediately chartered back to a subsidiary of Golden Ocean on ten year time charters, at rates of $17,600 per day for the first seven years and $14,900 per day thereafter. In addition, the Company will receive a 33% profit share of revenues above these rates. Golden Ocean was granted an option to purchase all eight of the vessels at the expiry of the charters. If the purchase option is not exercised, Ship Finance has the option to extend the charters for an additional three years at the rate of $14,900 per day per vessel.
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

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates and exchange rates. The Company has a portfolio of swaps which swap floating rate interest to fixed rate, and which also fix the Norwegian kroner to US dollar exchange rate applicable to the interest payable and principal repayment on the NOK bonds due 2017 and 2019. From a financial perspective these swaps hedge interest rate and exchange rate exposure. The counterparties to such contracts are DNB Bank, Nordea Bank Finland Plc., ABN AMRO Bank N.V., NIBC Bank N.V., Skandinaviska Enskilda Banken AB (publ), ING Bank N.V., Danske Bank A/S and Swedbank AB (publ). Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote as the counterparties are all banks which have provided the Company with loans.

The following tables present the fair values of the Company's derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	2015	2014
Designated derivative instruments -short-term liabilities:
Interest rate swaps	—	292
Non-designated derivative instruments -short-term liabilities:
Interest rate swaps	—	225
Total derivative instruments - short-term liabilities	—	517
Designated derivative instruments -long-term liabilities:
Interest rate swaps	11,458	40,058
Cross currency interest rate swaps	87,642	63,083
Non-designated derivative instruments -long-term liabilities:
Interest rate swaps	2,897	1,565
Cross currency interest rate swaps	11,645	1,973
Total derivative instruments - long-term liabilities	113,642	106,679

(in thousands of $)	2015	2014
Designated derivative instruments -long-term assets:
Interest rate swaps	487	710
Non-designated derivative instruments -long-term assets:
Interest rate swaps	313	2,584
Total derivative instruments - long-term assets	800	3,294

Interest rate risk management
The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. At December 31, 2015, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR or NIBOR, as summarized below. The summary includes all swap transactions, most of which are hedges against specific loans.

Notional Principal (in thousands of $)	Inception date	Maturity date	Fixed interest rate
$31,604 (reducing to $24,794)	March 2008	August 2018	4.05% - 4.15%
$34,140 (reducing to $23,394)	April 2011	December 2018	2.13% - 2.80%
$50,760 (reducing to $34,044)	May 2011	January 2019	0.80% - 2.58%
$100,000 (remaining at $100,000)	August 2011	August 2021	2.50% - 2.93%
$157,933 (terminating at $79,733)	May 2012	August 2022	1.76% - 1.85%
$105,436 (equivalent to NOK600 million)	October 2012	October 2017	5.92% - 6.23%	*
$39,900 (reducing to $32,142)	February 2013	December 2017	0.81% - 0.82%
$100,000 (remaining at $100,000)	March 2013	April 2023	1.85% - 1.97%
$151,008 (equivalent to NOK900 million)	March 2014	March 2019	6.03%	*
$108,375 (reducing to $70,125)	December 2016	December 2021	1.86% - 3.33%
$110,500 (reducing to $70,125)	January 2017	January 2022	1.56% - 3.09%
$33,973 (reducing to $19,413)	September 2015	March 2022	1.67%

*
These swaps relate to the NOK600 million and the NOK900 million unsecured bonds, and the fixed interest rates paid are exchanged for NIBOR plus the margin on the bonds. For the remaining swaps the fixed interest rate paid is exchanged for LIBOR, excluding margin on the underlying loans.

The interest rate swap with a notional principal of $108.4 million has an inception date of December 2016, and the interest rate swap with a notional principal of $110.5 million has an inception date of January, 2017. The total notional principal amount subject to swap agreements as at December 31, 2015, excluding those with inception dates in the future, was $804.8 million (2014: $1,094.1 million).

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

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities at December 31, 2015, and 2014, are as follows:

	2015	2015	2014	2014
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available for sale securities	199,594	199,594	73,656	73,656
Floating rate NOK bonds due 2017	63,681	63,719	76,487	75,210
Floating rate NOK bonds due 2019	85,434	79,549	119,277	108,542
3.75% unsecured convertible bonds due 2016	117,500	118,021	125,000	124,375
3.25% unsecured convertible bonds due 2018	350,000	378,315	350,000	335,563
Derivatives:
Interest rate/ currency swap contracts – long-term receivables	800	800	3,294	3,294
Interest rate/ currency swap contracts – short-term payables	—	—	517	517
Interest rate/ currency swap contracts – long-term payables	113,642	113,642	106,679	106,679

The above long-term receivables relating to interest rate/ currency swap contracts at December 31, 2015, include $0.3 million which relates to non-designated swap contracts (2014: $2.6 million), with the balance relating to designated hedges. The above short-term payables relating to interest rate/ currency swap contracts at December 31, 2015, include $nil which relates to non-designated swap contracts (2014: $0.2 million), with the balance relating to designated hedges. The above long-term payables relating to interest rate/ currency swap contracts at December 31, 2015, include $14.5 million which relates to non-designated swap contracts (2014: $3.5 million), with the balance relating to designated hedges.

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

The above fair values of financial assets and liabilities as at December 31, 2015, are measured as follows:

		Fair value measurements using
	Total fair value as at December 31, 2015	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)		(Level 1)	(Level 2)	(Level 3)
Assets:
Available for sale securities	199,594	199,594
Interest rate/ currency swap contracts - long-term receivables	800		800
Total assets	200,394	199,594	800	—
Liabilities:
Floating rate NOK bonds due 2017	63,719	63,719
Floating rate NOK bonds due 2019	79,549	79,549
3.75% unsecured convertible bonds due 2016	118,021	118,021
3.25% unsecured convertible bonds due 2018	378,315	378,315
Interest rate/ currency swap contracts – long-term payables	113,642		113,642
Total liabilities	753,246	639,604	113,642	—

The above fair values of financial assets and liabilities as at December 31, 2014, were measured as follows:

		Fair value measurements using
	Total fair value as at December 31, 2014	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)		(Level 1)	(Level 2)	(Level 3)
Assets:
Available for sale securities	73,656	49,913		23,743
Interest rate/ currency swap contracts – long-term receivables	3,294		3,294
Total assets	76,950	49,913	3,294	23,743
Liabilities:
Floating rate NOK bonds due 2017	75,210	75,210
Floating rate NOK bonds due 2019	108,542	108,542
3.75% unsecured convertible bonds due 2016	124,375	124,375
3.25% unsecured convertible bonds due 2018	335,563	335,563
Interest rate/ currency swap contracts – short-term payables	517		517
Interest rate/ currency swap contracts – long-term payables	106,679		106,679
Total liabilities	750,886	643,690	107,196	—

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

Available for sale securities consist of (i) listed Frontline shares (December 31, 2015, only), (ii) secured listed and unlisted corporate bonds and (iii) Horizon Lines, LLC second lien loan notes (December 31, 2014, only). The fair value of the listed Frontline shares and the listed and unlisted corporate bonds consists of their aggregate market value as at the balance sheet date. The fair value of the Horizon Lines, LLC loan notes at December 31, 2014, was a Level 3 input, determined from analysis of projected cash flows, based on factors including the terms, provisions and other characteristics of the notes, credit ratings and default risk of the issuing entity, the fundamental financial and other characteristics of that entity, and the current economic environment and trading activity in the debt market. The Horizon Lines, LLC loan notes were sold in May 2015 (see note 9: Gain on sale of loan notes and share warrants - other).

The following table shows the changes in the fair value of the asset with Level 3 valuation during the year ended December 31, 2015:

(in thousands of $)	Horizon Lines, LLC loan notes
Fair values - Level 3 inputs:
Balance as at December 31, 2014	23,743
Interest income, receivable in form of unlisted second lien loan notes - see (a) below	2,182
Balance on sale of notes at May 29, 2015	25,925

(a) The interest income of $2.2 million is recognized in the Consolidated Statement of Operations under "Interest income - other".
There were no changes to the above valuation during the year ended December 31, 2015, no related gains or losses recognized in "Other Comprehensive Income" and no transfers of items between Level 3 and other valuation levels.

The estimated fair values for the floating rate NOK bonds due 2017 and 2019, and the 3.75% and 3.25% unsecured convertible bonds are based on the quoted market prices as at the balance sheet date.

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

Since the Company was spun-off from Frontline in 2004, Frontline has accounted for a significant proportion of our operating revenues. In the year ended December 31, 2015, Frontline accounted for 33% of our operating revenues (2014: 37%, 2013: 38%). There is thus a concentration of revenue risk with Frontline.

25.	COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

2015
Book value of assets pledged under ship mortgages (see Note 19)	$2,087 million

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

SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries of the Company, which are accounted for using the equity method. Accordingly, their assets and liabilities are not consolidated in the Company's Consolidated Balance Sheets, but are presented on a net basis under "Investment in associated companies" - see Note 16. As at December 31, 2015, their combined borrowings amounted to $831.2 million and the Company guaranteed $250.0 million of this debt.

At December 31, 2015, the Company had commitments under contracts to acquire newbuilding vessels totaling $261.9 million (2014: $85.0 million). In addition, two subsidiaries had contractual commitments relating to the chartering-in of two 18,000-20,000 TEU container vessels on 15 year bareboat charters amounting to $406.1 million at December 31, 2015 (2014: $nil), of which $30.0 million represents initial payments due on delivery of the vessels. There are no other contractual commitments at December 31, 2015.

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

The Company's consolidated financial statements include 26 variable interest entities, all of which are wholly-owned subsidiaries. These subsidiaries own vessels with existing charters during which related and third parties have fixed price options to purchase the respective vessels, at dates varying from September 2017 to July 2025. It has been determined that the Company is the primary beneficiary of these entities, as none of the purchase options are deemed to be at bargain prices and none of the charters include sales options.

At December 31, 2015, the vessels of two of these entities are accounted for as direct financing leases with a combined carrying value of $44.3 million, unearned lease income of $9.0 million and estimated residual values of $5.9 million. The outstanding loan balances in these two entities total $23.9 million, of which the short-term portion is $4.8 million.

The other 24 fully consolidated variable interest entities own vessels which are accounted for as operating lease assets, with a total net book value at December 31, 2015, of $609.6 million. The outstanding loan balances in these entities total $309.9 million, of which the short-term portion is $30.0 million.

27.	SUBSEQUENT EVENTS

In February 2016, the Company took delivery of the newbuilding container vessel Maersk Skarstind, which immediately commenced a five year time charter to Maersk Line A/S. The vessel-owning subsidiary drew down $70.0 million against the $210 million facility secured against this and two other newbuilding vessels, one of which is yet to be delivered.

In February 2016, the Company redeemed in cash the full outstanding amount under the 3.75% senior unsecured convertible bonds due 2016.

In February 2016, Frontline enacted a 1-for-5 reverse stock split of its ordinary shares. Accordingly, the Company's holding in Frontline changed from 55 million shares to 11 million shares, remaining at approximately 7.0% of Frontline's issued share capital.

In February 2016, the Company entered into interest rate swap contracts with initial principal amounts totaling $68.9 million, swapping variable LIBOR interest rates for a fixed interest rate of 1.2625% per annum.

On February 29, 2016, the Board of Ship Finance declared a dividend of $0.45 per share which was paid in cash on March 30, 2016.

In February 2016, the Company sold the offshore supply vessel Sea Bear to an unrelated party third party, and simultaneously agreed to terminate the corresponding charter with a subsidiary of Deep Sea. Total gross proceeds amounted to approximately $19.6 million, consisting of cash sales proceeds and amortizing senior unsecured loan notes received from Deep Sea as compensation for the early termination of the charter. The loan notes bear interest at a rate of 7.25% and are redeemable over a period of six years.

In March 2016, the Company issued 36,575 new shares to satisfy the share options exercised by two officers and three employees. The exercise price was $12.11 per share, resulting in a total premium on issue of $0.4 million.

In March 2016, the Company awarded a total of 279,000 options to six Board members, two officers and five employees, pursuant to the Company's Share Option Scheme. The options have a five year term and a three year vesting period and the first options will be exercisable from March 2017 onwards. The initial strike price is $14.38 per share.