Form 20-F
period 2016-12-31
Ship Finance International LTD
filed 2017-04-13
CIK 1289877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2016

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

Georgina Sousa Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda Tel: +1 (441)295-9500, Fax: +1(441)295-3494
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act

Title of each class	Name of each exchange
Common Shares, $0.01 Par Value	New York Stock Exchange

Securities registered or to be registered pursuant to section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

101,504,575 Common Shares, $0.01 Par Value

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement pursuant to this safe harbor legislation. This report and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company’s current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company is making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated. In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:

▪	the strength of world economies;

▪	the Company’s ability to generate cash to service its indebtedness;

▪	the impact on the Company of a potential comprehensive restructuring by Seadrill Limited or Seadrill;

▪	the Company’s ability to continue to satisfy its financial and other covenants, or obtain waivers relating to such covenants from its lenders under its credit facilities;

▪	the Company’s ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

▪	the Company’s counterparties’ ability or willingness to honor their obligations under agreements with it;

▪	fluctuations in currencies and interest rates;

▪	general market conditions including fluctuations in charter hire rates and vessel values;

▪	changes in supply and generally the number, size and form of providers of goods and services in the markets in which the Company operates;

▪	changes in demand in the markets in which the Company operates;

▪	changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries’ petroleum production levels and worldwide oil consumption and storage;

▪	developments regarding the technologies relating to oil exploration;

▪	changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods;

▪	increased inspection procedures and more restrictive import and export controls;

▪
the imposition of sanctions by the Office of Foreign Assets Control of the Department of the U.S. Treasury or pursuant to other applicable laws or regulations against the Company or any of its subsidiaries;

▪	changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs;

▪	performance of the Company’s charterers and other counterparties with whom the Company deals;

▪	timely delivery of vessels under construction within the contracted price;

▪	changes in governmental rules and regulations or actions taken by regulatory authorities;

▪	potential liability from pending or future litigation;

ii

▪	general domestic and international political conditions;

▪	potential disruption of shipping routes due to accidents; and

▪	piracy or political events.
This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. The Company may also from time to time make forward-looking statements in other documents and reports that are filed with or submitted to the Commission, in other information sent to the Company’s security holders, and in other written materials. The Company also cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The Company undertakes no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law.

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

A. SELECTED FINANCIAL DATA

Our selected income statement and cash flow statement data with respect to the fiscal years ended December 31, 2016, 2015 and 2014 and our selected balance sheet data with respect to the fiscal years ended December 31, 2016 and 2015 have been derived from our consolidated financial statements included in Item 18 of this annual report, prepared in accordance with accounting principles generally accepted in the United States, which we refer to as US GAAP.

The selected income statement and cash flow statement data for the fiscal years ended December 31, 2013 and 2012 and the selected balance sheet data for the fiscal years ended December 31, 2014, 2013 and 2012 have been derived from our consolidated financial statements not included herein.  The following table should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and our consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands of dollars except common share and per share data)
Income Statement Data:
Total operating revenues	412,951	406,740	327,487	270,860	319,692
Net operating income	168,089	166,046	145,146	117,366	207,620
Net income	146,406	200,832	122,815	89,206	185,836
Earnings per share, basic	$1.57	$2.15	$1.32	$1.00	$2.31
Earnings per share, diluted	$1.30	$1.88	$1.24	$0.99	$2.22
Dividends declared	168,289	162,594	152,152	109,114	152,009
Dividends declared per share	$1.80	$1.74	$1.63	$1.17	$1.86

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands of dollars except common share and per share data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	62,382	70,175	50,818	58,641	60,542
Vessels and equipment, net (including newbuildings)	1,770,616	1,681,466	1,464,700	1,215,624	1,110,301
Investment in direct financing and sales-type leases (including current portion)	556,035	511,443	746,531	903,408	1,143,859
Investment in associated companies (including loans and receivables)	330,877	495,479	399,488	571,702	454,775
Total assets	2,937,377	3,032,554	3,041,554	3,045,983	2,973,089
Short and long term debt (including current portion)	1,552,874	1,634,205	1,732,459	1,736,879	1,831,200
Share capital	1,015	93,468	93,404	93,260	85,225
Stockholders' equity	1,134,095	1,241,810	1,153,492	1,191,933	994,768
Common shares outstanding (1)	101,504,575	93,468,000	93,404,000	93,260,000	85,225,000
Weighted average common shares outstanding (1)	93,496,744	93,449,904	93,330,622	89,508,233	80,594,399

Cash Flow Data:
Cash provided by operating activities	230,073	258,401	132,401	140,124	86,570
Cash provided by (used in) investing activities	39,399	(205,782)	(21,940)	(73,982)	34,309
Cash used in financing activities	(277,265)	(33,262)	(118,284)	(68,043)	(155,252)

Note 1: The number of common shares outstanding at December 31, 2016, includes 8,000,000 shares issued as part of a share lending arrangement relating to the issue in October 2016 of senior unsecured convertible bonds. These shares are owned by the Company and will be returned on or before maturity of the bonds in 2021. Accordingly, they are not included in the weighted average number of common shares outstanding at December 31, 2016.

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

Our assets are primarily engaged in transporting crude oil and oil products, dry bulk and containerized cargos, and in offshore drilling and related activities. The following summarizes the risks that may materially affect our business, financial condition or results of operations.  Unless otherwise indicated in this annual report on Form 20-F, all information concerning our business and our assets is as of April 13, 2017.

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

Global financial markets and economic conditions have been, and continue to be, volatile. The amount of available capital from commercial lenders remains below levels seen before the global financial crisis. There has been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping and offshore industries, due to the historically volatile asset values of vessels and drilling units. As the shipping and offshore industries are highly dependent on the availability of credit to finance and expand operations, it has been and may continue to be negatively affected by this decline.

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
The uncertainty surrounding the future of the credit markets in the United States, Europe and the rest of the world has resulted in reduced access to credit worldwide. As of December 31, 2016, we had total outstanding indebtedness of $2.5 billion under our various credit facilities and bond loans, including our equity-accounted subsidiaries.

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
Continued economic slowdown in the Asia Pacific region, especially in China, may exacerbate the effect on us of the recent slowdown in the rest of the world. In recent history, China has had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2016, is estimated to be around 6.7%, the slowest growth rate in twenty-five years. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. In addition, the charters we enter into with Chinese customers, including existing charters with Chinese customers, may be subject to new regulations in China which may require us to incur new or additional compliance or other administrative costs, and may require us to pay new taxes or other fees to the Chinese government. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

Safety, environmental and other governmental and other requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse effect on our business and financial results.

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our tankers and other vessels operate, and the country or countries in which such vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast and bilge water management. These regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard, or the USCG, and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002, and regulations of the International Maritime Organization, or IMO, including the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention for the Prevention of Pollution from Ships of 1973, or MARPOL, including the designation thereunder of Emission Control Areas, or ECAs, the International Convention on Civil Liability for Oil Pollution Damage of 1969, or CLC, and the International Convention on Load Lines of 1966.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with dry bulk vessels and tankers particularly vulnerable to such attacks. Some sources, however, report that there was a decline in the number of incidents of piracy in 2016. Acts of piracy could result in harm or danger to the crews that man our vessels. In addition, if these piracy attacks occur in regions in which our vessels are deployed that are characterized by insurers as "war risk" zones or by the Joint War Committee as "war and strikes" listed areas, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cashflows to our customers, which could impair their ability to make payments to us under our charters.

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

On July 14, 2015, the P5+1 and the EU announced that they had reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program, or the JCPOA, to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed towards non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and not involving U.S. persons. On January 16, 2016, or Implementation Day, the United States joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or IAEA, that Iran had satisfied its respective obligations under the JCPOA.

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

In addition to the sanctions against Iran, subject to certain exceptions, U.S. law continues to restrict U.S. owned or controlled entities from doing business with Cuba and various U.S. sanctions have certain other extraterritorial effects that need to be considered by non-U.S. companies. Moreover, any U.S. person who serves as an officer, director or employee of our subsidiaries would be fully subject to U.S. sanctions. It should also be noted that other governments are more frequently implementing sanctions regimes.

We do not currently have any shipping or drilling contracts or plans to initiate any shipping or drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism. However , we may in the future enter into shipping and drilling contracts with countries or government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism, or we may enter into shipping and drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S government and/or identified by the U.S. government as state sponsors of terrorism. While entering into such contracts would not violate U.S. law, it could potentially negatively affect our ability to obtain investors. In some cases, U.S. investors would be prohibited from investing in an arrangement in which the proceeds could directly or indirectly be transferred to or may benefit a sanctioned entity. Moreover, even though the investment would not violate U.S. law, potential investors could view such shipping and drilling contracts negatively, which could adversely affect our reputation and the market for our shares.

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

The offshore drilling sector and also demand for offshore support vessels depend primarily on the level of activity in the offshore oil and gas industry, which is significantly affected by, among other things, volatile oil and gas prices, and may be materially and adversely affected by a decline in the offshore oil and gas industry.

The offshore contract drilling industry and also demand for offshore support vessels is cyclical and volatile, and depends on the level of activity in oil and gas exploration and development and production in offshore areas worldwide. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect our customers' drilling campaigns. Oil and gas prices, and market expectations of potential changes in these prices, also significantly affect the level of activity and demand for drilling units.

Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including the following:

•	worldwide production and demand for oil and gas;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	expectations regarding future energy prices;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain production levels and pricing;

•	the level of production in non-OPEC countries;

•	international sanctions on oil-producing countries or the lifting of such sanctions;

•	government regulations, including restrictions on offshore transportation of oil and gas;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	the development and implementation of policies to increase the use of renewable energy;

•	increased supply of oil and gas from onshore hydraulic fracturing and shale development, and the relative costs of offshore and onshore production of oil and gas;

•	worldwide economic and financial problems and any resulting decline in demand for oil and gas and, consequently, our services;

•	the policies of various governments regarding exploration and development of their oil and gas reserves;

•	accidents, severe weather, natural disasters and other similar incidents relating to the oil and gas industry; and

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

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, including:

•	the availability of competing offshore drilling units;

•	the availability of debt financing on reasonable terms;

•	the level of costs for associated offshore oilfield and construction services;

•	oil and gas transportation costs;

•	the level of rig operating costs, including crew and maintenance;

•	the discovery of new oil and gas reserves;

•	the cost of non-conventional hydrocarbons, such as the exploitation of oil sands; and

•	regulatory restrictions on offshore drilling.

Any of these factors could reduce demand for our offshore drilling assets and adversely affect our business and results of operations.

An over-supply of drilling units may lead to a reduction in day-rates and therefore may adversely affect the ability of certain of our rig charterers to make lease payments to us.

We have leased two of our drilling units to two subsidiaries of Seadrill, namely Seadrill Deepwater Charterer Ltd., or Seadrill Deepwater, and Seadrill Offshore AS, or Seadrill Offshore. In addition, we have chartered one drilling unit to North Atlantic Linus Charterer Ltd., or North Atlantic Linus, which is a subsidiary of North Atlantic Drilling Limited, or NADL. The performance under the above leases is guaranteed by Seadrill, and Seadrill Deepwater, Seadrill Offshore and North Atlantic Linus are collectively referred to as the Seadrill Charterers. Following the 2008 peak in the oil price of around $140 per barrel, there was a period of high utilization and high dayrates, which prompted industry participants to increase the supply of drilling units by ordering the construction of new drilling units. The reduction in oil prices since 2014 has resulted in reduced demand for drilling units, which may adversely affect the Seadrill Charterers' ability to secure drilling contracts and, therefore, their ability to make lease payments to us, and may cause them to terminate or renegotiate their charter agreements to our detriment. Two of the rigs leased to the Seadrill Charterers, the West Hercules and the West Taurus, are currently idle, as the Seadrill Charterers have not been able to secure new drilling contracts in the current market. In the event that the Seadrill Charterers default on their obligations under the leases and the drilling units are redelivered to us, there is a significant risk that we would not be able to secure new employment for the rigs in the current market, which may have a material adverse effect on our business and our ability to pay dividends. We also have one jack-up drilling rig, the Soehanah, which is currently idle, following the previous charterer’s inability to pay charter hire, which occurred in the first quarter of 2016.

In addition, the new construction of high-specification units, as well as changes in the Seadrill Charterers' competitors' drilling rig fleets, could cause our drilling units to become less competitive.

Governmental laws and regulations, including environmental laws and regulations, may add to the costs of the Seadrill Charterers or other charterers of our drilling units, or limit their drilling activity, and may adversely affect their ability to make lease payments to us.

The Seadrill Charterers' business in the offshore drilling industry is affected by public policy and laws and regulations relating to the energy industry and the environment in the geographic areas where they operate.

The offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and accordingly the Seadrill Charterers are directly affected by the adoption of laws and regulations that for economic, environmental or other policy reasons curtail exploration and development drilling for oil and gas. The Seadrill Charterers may be required to make significant capital expenditures to comply with governmental laws and regulations. It is also possible that these laws and regulations may in the future add significantly to the Seadrill Charterers' operating costs or significantly limit drilling activity. Governments in some countries are increasingly active in regulating and controlling the ownership of concessions, the exploration for oil and gas, and other aspects of the oil and gas industries. In recent years, increased concern has been raised over protection of the environment. Offshore drilling in certain areas has been opposed by environmental groups, and has in certain cases been restricted. For example, on December 20, 2016, the United States President invoked a law that banned offshore oil and gas drilling in large areas of the Arctic and the Atlantic Seaboard. It is presently unclear how long this ban will remain in effect. An additional ban on new drilling in Canadian Arctic waters was announced simultaneously. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

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

To the extent that new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry in general or the offshore drilling industry in particular, the Seadrill Charterers' business or prospects could be materially adversely affected. The operation of our drilling units will require certain governmental approvals, the number and prerequisites of which cannot be determined until the Seadrill Charterers identify the jurisdictions in which they will operate upon securing contracts for the drilling units. Depending on the jurisdiction, these governmental approvals may involve public hearings and costly undertakings on the part of the Seadrill Charterers. The Seadrill Charterers may not obtain such approvals, or such approvals may not be obtained in a timely manner. If the Seadrill Charterers fail to secure the necessary approvals or permits in a timely manner, their customers may have the right to terminate or seek to renegotiate their drilling services contracts to the Seadrill Charterers' detriment. The amendment or modification of existing laws and regulations, or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas, could have a material adverse effect on the Seadrill Charterers' business, operating results or financial condition. Future earnings of the Seadrill Charterers may be negatively affected by compliance with any such new legislation or regulations. In addition, the Seadrill Charterers may become subject to additional laws and regulations as a result of future rig operations or repositioning. These factors may adversely affect the ability of the Seadrill Charterers to make lease payments to us.

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

The abrupt and dramatic downturn in the dry bulk charter market, from which we derive some of our revenues, has severely affected the dry bulk shipping industry. The Baltic Dry Index, or BDI, an index published by The Baltic Exchange of shipping rates for 20 key dry bulk routes, has fallen 97% from a peak of 11,793 in May 2008 to a low of 290 in February 2016. While the BDI has since increased, climbing to 1,240 in March 2017, there can be no assurance that the dry bulk charter market will recover, and the market could continue to decline further.

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

Any dividend that we declare is at the discretion of our Board of Directors. We cannot assure you that our dividend will not be reduced or eliminated in the future. Our profitability and corresponding ability to pay dividends is substantially affected by amounts we receive through charter hire and profit sharing payments from our charterers. In particular, Seadrill’s potential comprehensive restructuring (see below), may have a significant impact on the amount of charter hire we receive from the Seadrill Charterers, if any, which constitutes a significant portion of our contracted future charter hire payments. Our entitlement to profit sharing payments, if any, is based on the financial performance of our vessels which is outside of our control. If our charter hire and profit sharing payments decrease substantially, we may not be able to continue to pay dividends at present levels, or at all. We are also subject to contractual limitations on our ability to pay dividends pursuant to certain debt agreements, and we may agree to additional limitations in the future. Additional factors that could affect our ability to pay dividends include statutory and contractual limitations on the ability of our subsidiaries to pay dividends to us, including under current or future debt arrangements.

We depend on our charterers, including Frontline Shipping, the Seadrill Charterers and the Golden Ocean Charterer, which are companies affiliated with us, for our operating cash flows and for our ability to pay dividends to our shareholders and repay our outstanding borrowings.

Most of the tanker vessels in our fleet are chartered to a subsidiary of Frontline Ltd., or Frontline, namely Frontline Shipping Limited, or Frontline Shipping. In addition, we have chartered three of our drilling units to the Seadrill Charterers and eight dry bulk carriers to Golden Ocean Trading Limited, or the Golden Ocean Charterer. Our other vessels that have charters attached to them are chartered to other customers under short, medium or long term time and bareboat charters.

The charter-hire payments that we receive from our customers constitute substantially all of our operating cash flows.

The performance under the leases with the Seadrill Charterers is guaranteed by Seadrill. The performance under the lease with North Atlantic Linus was originally guaranteed by NADL, but following an amendment to the charter in February 2015, Seadrill has replaced NADL as guarantor under the lease. The performance under the charters with the Golden Ocean Charterer is guaranteed by Golden Ocean Group Limited, or Golden Ocean. If Frontline Shipping, the Seadrill Charterers, the Golden Ocean Charterer or any of our other charterers are unable to make charter hire payments to us, our results of operations and financial condition will be materially adversely affected and we may not have cash available to pay dividends to our shareholders and to repay our outstanding borrowings. In particular, with the severe downturn in the demand for drilling units and Seadrill’s potential comprehensive restructuring (see below), there is a significant risk that the leases with the Seadrill Charterers will be renegotiated at lower levels, or terminated. A significant portion of our net income and operating cash flows are generated from our leases with the Seadrill Charterers, and a renegotiation or termination of these leases may have a material adverse effect on our earnings and profitability, and our ability to pay dividends to our shareholders.

Recently Seadrill announced that they continue to be engaged in ongoing negotiations regarding the terms of a comprehensive restructuring and that they expect the implementation of a comprehensive restructuring plan will likely involve schemes of arrangement or chapter 11 proceedings. Although Seadrill has confirmed that its business operations remain unaffected by its restructuring efforts at this time, we may be adversely impacted if Seadrill or the Seadrill Charterers are unable to meet their contractual obligations with us.

As of April 13, 2017, we have three bareboat leases with the Seadrill Charterers for the West Taurus, West Hercules and West Linus. The performance of the Seadrill Charterers under the leases is fully guaranteed by Seadrill. In their recent filings, Seadrill announced that they continue to be engaged in ongoing negotiations with their banks, potential new money investors and the advisers to an ad hoc committee of bondholders regarding the terms of a comprehensive restructuring which may include the infusion of new capital. Seadrill also announced that it expects the implementation of a comprehensive restructuring plan will likely involve schemes of arrangement or chapter 11 proceedings.

Seadrill have indicated that a comprehensive restructuring would involve concessions from their secured lenders, including maturity extensions, substantial debt amortization relief and the waiver of certain covenants under the agreements. While no definitive terms have been reached, based on stakeholder and new money investor feedback, as well as Seadrill’s existing leverage, Seadrill currently believes that a comprehensive restructuring plan will require a substantial impairment or conversion of its bonds as well as impairment, losses or substantial dilution for other stakeholders. Seadrill has also proposed changes to our leases with the

Seadrill Charterers, which they indicate would be in line with the concessions proposed to the secured lenders. Although we have not agreed to any of the proposed changes, we expect that a comprehensive restructuring will require concessions from us with respect to the leases to the Seadrill Charterers, which may significantly reduce the amount of lease payments we receive under the leases. Any reduction of lease payments under the Seadrill Leases, or other concessions we may give, will require consents or waivers from the lenders under our credit facilities relating to the West Taurus, West Hercules and West Linus, or the Rig Credit Facilities, which we may not be able to obtain.

If support for a comprehensive restructuring is not reached within certain deadlines, Seadrill are preparing various contingency plans, including schemes of arrangement and chapter 11 proceedings. A chapter 11 filing by Seadrill or the Seadrill Charterers could trigger events of default under the Rig Credit Facilities. There is a significant risk that such proceedings will result in the leases with the Seadrill Charterers for some, or all, of the drilling units being significantly modified or terminated, which may have a material adverse effect on our earnings and profitability, and our ability to pay dividends to our shareholders. Such potential modifications or termination could also trigger events of default under the Rig Credit Facilities, or our other credit facilities and bond agreements, as further described below.

The amount of profit sharing payment we receive under our charters with Frontline Shipping, the Golden Ocean Charterer, the Deep Sea Charterer and other charterers, if any, may depend on prevailing spot market rates, which are volatile.

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

We have five offshore support vessels chartered to Deep Sea Supply Shipowning II AS, or the Deep Sea Charterer, a wholly-owned subsidiary of Deep Sea Supply PLC., or Deep Sea. These charter contracts provide for base charterhire and additional profit sharing payments when the Deep Sea Charterer's earnings from deploying our vessels exceed certain levels. Our vessels chartered to the Deep Sea Charterer are currently idle, or sub-chartered by them in the spot market, which is subject to greater volatility than the long-term charter market. The amount of future profit sharing payments we receive, if any, will be primarily dependent on the strength of the spot market.

We may also enter into agreements which include profit sharing provisions with other charterers.

We cannot assure you that we will receive any profit sharing payments for any periods in the future, which may have an adverse effect on our results and financial condition and our ability to pay dividends in the future.

The charter-free market values of our vessels and drilling units may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities and we may incur a loss if we sell vessels or drilling units following a decline in their charter-free market value. This could affect future dividend payments.

During the period a vessel or drilling unit is subject to a charter, we will not be permitted to sell it to take advantage of increases in vessel or drilling unit values without the charterers' agreement. Conversely, if the charterers were to default under the charters due to adverse market conditions, causing a termination of the charters, it is likely that the charter-free market value of our vessels and drilling units would also be depressed. The charter-free market values of our vessels and drilling units have experienced high volatility in recent years.

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

Our principal shareholders Hemen Holding Ltd. and Farahead Investment Inc., which we refer to jointly as Hemen, are indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. Hemen, and companies associated with Hemen, also have significant shareholdings in Frontline, Seadrill, Golden Ocean and Deep Sea, which are all our customers and/or suppliers. In addition, North Atlantic Linus, which is one of our customers, is a wholly-owned subsidiary of NADL, itself a subsidiary of Seadrill. Currently, one of our directors, Kate Blankenship, is also a director of Frontline, Golden Ocean, Seadrill and NADL. Paul Leand, another of our directors, is also a director of Seadrill and NADL. Hans Petter Aas, another of our directors, is also a director of Golden Ocean, Seadrill and Deep Sea. Harald Thorstein, another of our directors, is also Chairman of the board of directors of Deep Sea. These four directors owe fiduciary duties to the shareholders of each company and may have conflicts of interest in matters involving or affecting us and our customers. In addition, due to any ownership they may have in common shares of Frontline, Golden Ocean, Deep Sea, Seadrill or NADL, they may have conflicts of interest when faced with decisions that could have different implications for Frontline, Golden Ocean, Deep Sea, Seadrill or NADL than they do for us. We cannot assure you that any of these conflicts of interest will be resolved in our favor.

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

While Frontline and Golden Ocean have agreed to cause Frontline Shipping and the Golden Ocean Charterer, respectively, to use their commercial best efforts to employ our vessels on market terms and not to give preferential treatment in the marketing of any other vessels owned or managed by Frontline and Golden Ocean or its other affiliates, it is possible that conflicts of interests in this regard will adversely affect us. Under our charter ancillary agreements with Frontline Shipping, Frontline, the Golden Ocean Charterer and Golden Ocean, we are entitled to receive quarterly profit sharing payments to the extent that the average daily time-charter equivalent, or TCE, rates realized by Frontline Shipping and the Golden Ocean Charterer exceed specified levels. Under our charter agreements with the Deep Sea Charterer, we are entitled to receive quarterly profit sharing payments to the extent that the average TCE rates realized by the Deep Sea Charterer for the relevant vessel exceed specified levels. Because Frontline, Golden Ocean and Deep Sea also own or manage other vessels in addition to our fleet, which are not included in the profit sharing calculations, conflicts of interest may arise between us, Frontline, Golden Ocean and Deep Sea in the allocation of chartering opportunities that could limit our fleet's earnings and reduce profit sharing payments or charterhire due under our charters.

Our shareholders must rely on us to enforce our rights against our contract counterparties.

Holders of our common shares and other securities have no direct right to enforce the obligations of Frontline Shipping, Frontline Management (Bermuda) Ltd., or Frontline Management, Frontline, the Golden Ocean Charterer, Golden Ocean, the Deep Sea Charterer, Deep Sea, the Seadrill Charterers and Seadrill, or any of our other customers under the charters, or any of the other agreements to which we are a party. Accordingly, if any of those counterparties were to breach their obligations to us under any of these agreements, our shareholders would have to rely on us to pursue our remedies against those counterparties.

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

Under these rules, if our income from our time charters is considered to be passive rental income, rather than income from the performance of services, we will be considered to be a PFIC.  We believe that it is more likely than not that our income from time charters will not be treated as passive rental income for purposes of determining whether we are a PFIC. Correspondingly, we believe that the assets that we own and operate in the connection with the production of such income do not constitute passive assets for purposes of determining whether we are a PFIC.  This position is principally based upon the positions that (1) our time charter income will constitute services income, rather than rental income, and (2) Frontline Management and Golden Ocean Group Management (Bermuda) Ltd, or Golden Ocean Management, which provide services to certain of our time-chartered vessels, will be respected as separate entities from Frontline Shipping and the Golden Ocean Charterer, with which they are respectively affiliated. We do not believe that we will be treated as a PFIC for our 2016 taxable year. Nevertheless, for the 2017 taxable year and future taxable years, depending upon the relative amounts of income we derive from our various assets as well as their relative fair market values, we may be treated as a PFIC.

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

We believe that we and each of our subsidiaries qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income.  For example, Hemen owned approximately 36% of our common shares as of April 13, 2017.  There is therefore a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if other shareholders with a five percent or greater interest in our common shares were, in combination with Hemen, to own 50% or more of our outstanding common shares on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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

Under our vessel management agreements with Frontline Management and Golden Ocean Management, for fixed management fees, Frontline Management and Golden Ocean Management are responsible for all of the technical and operational management of the vessels chartered by Frontline Shipping and the Golden Ocean Charterer, respectively, and will indemnify us against certain loss of hire and various other liabilities relating to the operation of these vessels. If the relevant charter is terminated, the corresponding management agreement will also be terminated.

In addition to the vessels chartered to Frontline Shipping and the Golden Ocean Charterer, we currently operate seven dry bulk carriers, seven container vessels, two car carriers and one Suezmax tanker under time charters and one Suezmax tanker and seven dry bulk carriers employed in the spot market. The agreements for the technical and operational management of these vessels are not fixed price agreements, and we cannot assure you that any further vessels which we may acquire in the future will be operated under fixed price management agreements.

Therefore, to the extent that we acquire additional vessels, our cash flow could be more volatile in the future and we could be exposed to increases in our vessel operating expenses, each of which could materially and adversely affect our results of operations and business.

Certain of our vessels and drilling units are subject to purchase options held by the charterer of the vessel or drilling unit, which, if exercised, could reduce the size of our fleet and reduce our future revenues.

The charter-free market values of our vessels and drilling units are expected to change from time to time depending on a number of factors including general economic and market conditions affecting the shipping and offshore industries, competition, cost of vessel or drilling unit construction, governmental or other regulations, prevailing levels of charter rates and technological changes. We have granted fixed price purchase options to certain of our customers with respect to the vessels and drilling units they have chartered from us, and these prices may be less than the respective vessel's or drilling unit’s charter-free market value at the time the option may be exercised. In addition, we may not be able to obtain a replacement vessel or drilling unit for the price at which we sell the vessel or drilling unit. In such a case, we could incur a loss and a reduction in earnings.

A change in interest rates could materially and adversely affect our financial performance.

As of December 31, 2016, the Company and its consolidated subsidiaries had approximately $1.2 billion in floating rate debt outstanding under our credit facilities, and a further $0.9 billion in floating rate debt held by our unconsolidated wholly-owned subsidiaries accounted for under the equity method.  Although we use interest rate swaps to manage our interest rate exposure and have interest rate adjustment clauses in some of our chartering agreements, we are exposed to fluctuations in interest rates. For a portion of our floating rate debt, if interest rates rise, interest payments on our floating rate debt that we have not swapped into effectively fixed rates would increase.

As of December 31, 2016, the Company, its consolidated subsidiaries and its wholly-owned subsidiaries accounted for under the equity method have entered into interest rate swaps which fix the interest on $1.4 billion of our outstanding indebtedness.

An increase in interest rates could cause us to incur additional costs associated with our debt service, which may materially and adversely affect our results of operations. Our maximum exposure to interest rate fluctuations on our outstanding debt at December 31, 2016, was approximately $0.7 billion, including our equity-accounted subsidiaries.  A one percentage change in interest rates would at most increase or decrease interest expense by approximately $7 million per year as of December 31, 2016.  The maximum figure does not take into account that certain of our charter contracts include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding debt related to the assets on charter. At December 31, 2016, $0.9 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity-accounted subsidiaries. Of this amount, a total of $0.2 billion was subject to interest rate swaps and the balance of $0.7 billion remained on a floating rate basis, effectively reducing our exposure to floating rate debt to $5 million.

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

We have significant indebtedness outstanding under our Norwegian kroner, or NOK, 600 million senior unsecured bonds due 2017, our 3.25% senior unsecured convertible notes due 2018, our NOK 900 million senior unsecured bonds due 2019, and our 5.75% senior unsecured convertible notes due 2021. We have also entered into loan facilities that we have used to refinance existing indebtedness and to acquire additional vessels.  We may need to refinance some or all of our indebtedness on maturity of our convertible notes, bonds or loan facilities and to acquire additional vessels in the future. We cannot assure you that we will be able to do so on terms acceptable to us or at all. If we cannot refinance our indebtedness, we will have to dedicate some or all of our cash flows, and we may be required to sell some of our assets, to pay the principal and interest on our indebtedness. In such a case, we may not be able to pay dividends to our shareholders and may not be able to grow our fleet as planned.  We may also incur additional debt in the future.

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

Due to Seadrill’s potential comprehensive restructuring we may not be in compliance with the covenants contained in our debt agreements.

The Rig Credit Facilities, which are secured by mortgages over the rigs in favor of the lenders under the respective Rig Credit Facilities, require that Seadrill, the respective Seadrill Charterers and in the case of West Linus, NADL, remain solvent.

If Seadrill or the Seadrill Charterers, along with NADL in the case of West Linus, were to enter into chapter 11 proceedings, or similar arrangements, it could be deemed a breach of the covenants under the respective Rig Credit Facilities, and would prevent us from borrowing additional money under the Rig Credit Facilities, which, unless cured within the grace period set forth under the credit facility, if applicable, or waived or modified by our lenders, may provide our lenders with the right to, among other things, call on the guarantees provided, require us to enhance our equity and liquidity, increase our interest payments and accelerate our indebtedness and foreclose their liens on our assets securing the credit facilities, which would impair our ability to continue to conduct our business.

Furthermore, our debt agreements, including our bond agreements, contain cross-default provisions that may be triggered by a default under one of our other debt agreements. The cross default provisions imply that a failure by Ship Finance International Limited, as guarantor or issuer, to pay any financial indebtedness above certain thresholds when due, or within any applicable grace period, could result in a default under our other debt agreements. The guarantees from Ship Finance International Limited under the Rig Credit Facilities are currently limited to $75 million for West Hercules, $75 million for West Taurus and $90 million for West Linus. In the event that the guarantees are called upon, we may have to draw under our available revolving credit facilities in order to fulfil our obligations under the guarantees, which may not be available for drawdown at the time. The Rig Credit Facilities also contain cross-default provisions with respect to Seadrill, the respective Seadrill Charterers, along with NADL in the case of West Linus, which could be triggered if any financial indebtedness above certain threshold levels in these entities is not paid when due, or within any applicable grace period, which could trigger an event of default under the respective Rig Credit Facilities.

The occurrence of any event of default, or our inability to obtain a waiver from our lenders in the event of a default, could result in certain or all of our indebtedness being accelerated or the foreclosure of the liens on our vessels by our lenders as described above. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to our credit facilities that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. Our lenders may also require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness. See "Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources.

In addition, under the terms of our credit facilities, our payment of dividends or other payments to shareholders as well as our subsidiaries' payment of dividends to us is subject to no event of default having occurred. See "Item 8. Financial Information-Dividend Policy."

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

We are a holding company, and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our vessels and drilling units, and payments under our charter agreements are made to our subsidiaries. As a result, our ability to make distributions to our shareholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party or by the law of its respective jurisdiction of incorporation which regulates the payment of dividends by companies. Under the terms of our credit facilities, we may be restricted from making distributions from our subsidiaries if they are not in compliance with the terms of the relevant agreements. If we are unable to obtain funds from our subsidiaries, we will not be able to pay dividends to our shareholders.

The market price of our common shares may be unpredictable and volatile.

The market price of our common shares has been volatile. For the year ended December 31, 2016, the closing market price of our common shares ranged from a high of $16.57 on January 1, 2016, to a low of $10.31 on February 11, 2016. The market price of our common shares may continue to fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, changes in key management personnel, any reductions in the payment of our dividends or changes in our dividend policy, mergers and strategic alliances in the shipping and offshore industries, market conditions in the shipping and offshore industries, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, perceived or actual inability by our chartering counterparts to fully perform under the charter parties, including the Seadrill Charterers, announcements concerning us or our competitors and the general state of the securities market. The shipping and offshore industries have been highly unpredictable and volatile. The market for common shares in these industries may be equally volatile. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price. Additionally, to the extent that the price of our common shares declines, our ability to raise funds through the issuance of equity, or otherwise using our common shares as consideration, will be reduced.

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

As at April 13, 2017, Hemen owned approximately 36% of our outstanding common shares. As a result of its ownership of our common shares, Hemen may influence our business, including the outcome of any vote of our shareholders. Hemen, and companies associated with Hemen, also currently beneficially own substantial stakes in Frontline, Golden Ocean, Seadrill (and indirectly its subsidiary NADL) and Deep Sea. The interests of Hemen may be different from your interests.

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

We operate through subsidiaries located in Bermuda, Cyprus, Malta, Liberia, Norway, the United Kingdom and the Marshall Islands.

We are an international ship owning and chartering company with a large and diverse asset base across the maritime and offshore industries. As at April 13, 2017, our assets consist of 14 crude oil tankers, 22 dry bulk carriers, 22 container vessels (including two chartered-in 19,200 TEU vessel), two car carriers, two jack-up drilling rigs, two ultra-deepwater drilling units, five offshore support vessels, two chemical tankers and two newbuilding oil product tankers. Our oil tankers, chemical tankers and oil product tankers are all double-hull vessels.

Our customers currently include Frontline Shipping, Golden Ocean, Seadrill, Sinochem Shipping Co. Ltd. ("Sinochem"), China National Chartering Co Ltd ("Sinochart"), Heung-A Shipping Co. Ltd. ("Heung-A"), Hyundai Glovis Co. Ltd. ("Hyundai Glovis"), Maersk Line A/S ("Maersk"), Rudolf A. Oetker KG (“Hamburg Süd”), Phillips 66 Company ("P66"), MSC Mediterranean Shipping Company S.A. ("MSC"), and Deep Sea.

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

Since 2004, we have diversified our asset base and now have eight asset types, which comprise crude oil tankers, chemical tankers, container vessels, car carriers, dry bulk carriers, jack-up drilling rigs, ultra-deepwater drilling units and offshore support vessels. In addition, we have two newbuilding oil product tankers which are scheduled for delivery in 2017.

Most of our crude oil tankers are chartered to Frontline Shipping under longer term time charters that have remaining terms ranging from four to 10 years. Frontline Shipping, in turn, charters our vessels to third parties. Under the original charter agreements, the daily base charter rates payable to us were fixed in advance and decreased as our vessels aged. In December 2011, in response to a restructuring of Frontline necessitated by an extended period of low charter rates for oil tankers and OBOs, amendments were made to the original charter agreements with Frontline Shipping and Frontline Shipping II Limited, or Frontline Shipping II, together the Frontline Charterers, relating to 28 double-hull vessels, whereby we received a compensation payment of $106 million and agreed to temporarily reduce by $6,500 per day the base charter rates payable on each vessel. The temporary reduction originally applied from January 1, 2012, until December 31, 2015, and thereafter the base charter rates were to revert to the original agreed levels. For the duration of the temporary reduction, we were entitled to receive 100% of any excess above the reduced charter rates earned by the Frontline Charterers on our vessels, calculated annually on an average daily TCE basis and subject to a maximum excess of $6,500 per day per vessel. Amounts received under this arrangement were classified as "cash sweep" income.

In June 2015, further amendments were made to the charter agreements with the Frontline Charterers, whereby we agreed to reduce time charter rates from July 1, 2015, to fixed non-decreasing rates of $20,000 per day for each of the VLCCs and $15,000 per day for each of the Suezmax tankers until the charter expiry dates, which remain as in the original charters. The charters for three of the vessels were transferred from Frontline Shipping II to Frontline Shipping, which is now the charter counterpart for all of the vessels. As part of the amended agreement, Frontline was released from its guarantee obligations under the charters and in exchange a cash reserve of $2 million per vessel has been built up in Frontline Shipping as security for its obligations under the charters. As part compensation for the amendments to the charters, we received 55 million shares in Frontline. Since December 2011, 16 vessels have been sold, including all of the OBOs and the VLCC Front Century delivered to its new owner in March 2017, leaving 12 crude oil tankers currently chartered to Frontline Shipping. In February 2016, Frontline enacted a 1-for-5 reverse stock split and our shareholding in Frontline now consists of 11 million ordinary shares.

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

We have also entered into agreements with Frontline Management to provide fixed rate operation and maintenance services for the vessels on time charter to Frontline Shipping, and for administrative support services. These agreements enhance the predictability and stability of our cash flows, by fixing substantially all of the operating expenses of our crude oil tankers. As part of the amendments to the agreements made in June 2015, the fixed daily management fee per vessel payable to Frontline Management was increased from $6,500 per day to $9,000 per day with effect from July 1, 2015.

The charters for one jack-up drilling rig, two ultra-deepwater drilling units, five offshore support vessels, two chemical tankers and 13 of the container vessels are all on bareboat terms, under which the respective charterer bears all operating and maintenance expenses.

Acquisitions and Disposals

Acquisitions
In the year ended December 31, 2016, we took delivery of the following vessels:

•
In February 2016, we took delivery of the 9,500 TEU Maersk Skarstind, the second of the three newbuilding container vessels announced in June 2015. Immediately upon delivery the vessel commenced a five year time charter to Maersk.

•
In May 2016, we took delivery of the 9,300 TEU Maersk Shivling, the third of the three newbuilding container vessels announced in June 2015. Immediately upon delivery the vessel commenced a five year time charter to Maersk.

•
In December 2016, the 19,200 TEU newbuilding container vessel MSC Anna was delivered by the shipyard and, in terms of agreements entered into in October 2015, commenced a bareboat charter to us for a period of 15 years. The vessel simultaneously commenced a 15 year bareboat charter to MSC.

Since January 1, 2017, we have taken delivery of the following vessel:

•
In March 2017, the 19,200 TEU newbuilding container vessel MSC Viviana was delivered by the shipyard and, in terms of agreements entered into in October 2015, commenced a bareboat charter to us for a period of 15 years. The vessel simultaneously commenced a 15 year bareboat charter to MSC.

Disposals
In the year ended December 31, 2016, we entered into agreements for the disposal of vessels, as follows:

•
In February 2016, we sold the offshore support vessel Sea Bear to an unrelated third party. Net cash proceeds of approximately $4.9 million were received and additionally compensation for early termination of the charter was received from Deep Sea in the form of loan notes with a face value of $14.6 million, bearing interest at a rate of 7.25% and redeemable over a period of six years. An impairment adjustment of $8.1 million had been recorded against this vessel in 2015 and a gain of $14,000 was recorded on its disposal in 2016.

•
In July 2016, we sold the VLCC Front Vanguard to an unrelated third party. Net sales proceeds of approximately $24.2 million were received, including compensation of $0.3 million from Frontline for early termination of the charter. A loss of $181,000 was recorded on disposal.

Since January 1, 2017, we have disposed of the following vessel:

•
In March 2017, the VLCC Front Century was delivered to its new owner. The sale of this vessel had been agreed in November 2016, and an impairment adjustment of $0.5 million was recorded against it in the year ended December 31, 2016. Net sales proceeds were approximately $23.8 million, including compensation receivable from Frontline for early termination of the charter.

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

(2)
Diversify our asset base.  Since 2004, we have diversified our asset base and now have eight asset types, which comprise of crude oil tankers, chemical tankers, container vessels, car carriers, dry bulk carriers, jack-up drilling rigs, ultra-deepwater drilling units and offshore support vessels. In addition, we have two newbuilding oil product tankers which are scheduled for delivery in 2017.  We believe that there are other attractive markets that could provide us with the opportunity to further diversify our asset base.  These markets include vessels and other assets that are of long-term strategic importance to certain operators in the shipping and offshore industries. We believe that the expertise and relationships of our management, together with our relationship and affiliation with Mr. John Fredriksen, could provide us with incremental opportunities to expand our asset base.

(3)
Expand and diversify our customer relationships.  Since 2004, we have increased our customer base from one to 12 customers. Of these 12 customers, Frontline Shipping, Deep Sea, Seadrill and Golden Ocean are related parties. We intend to continue to expand our relationships with our existing customers and also to add new customers, as companies servicing the international shipping and offshore oil exploration markets continue to expand their use of chartered-in assets to add capacity.

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

Customers

The Frontline Charterers have been our principal customers since we were spun-off from Frontline in 2004. However, in 2008 and 2013 we made substantial investments in offshore drilling units which are chartered to the Seadrill Charterers, and the percentage of our business attributable to the Frontline Charterers has decreased following the sale of several of the vessels chartered by them and the delivery and commencement of the charters of the drilling units. We anticipate that the percentage of our business attributable to both Frontline Shipping and the Seadrill Charterers will decrease as we continue to expand our business and our customer base.

Competition

We currently operate in several sectors of the shipping and offshore industry, including oil transportation, dry bulk shipments, chemical transportation, oil product transportation, container transportation, car transportation, drilling rigs and offshore support vessels.

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

One of our jack-up drilling rigs, our ultra-deepwater drilling units and our offshore support vessels are chartered out on long-term charters to contractors. Jack-up drilling rigs, ultra-deepwater drilling units and offshore support vessels are normally chartered by oil companies on a shorter-term basis linked to area-specific well drilling or oil exploration activities, but there have also been longer period charters available when oil companies want to cover their longer term requirements for such vessels. Offshore support vessels and ultra-deepwater semi-submersible drilling rigs are self-propelled, and can therefore easily move between geographic areas. Jack-up drilling rigs are not self-propelled, but it is common to move these assets over long distances on heavy-lift vessels. Therefore, the markets and competition for these rigs are effectively world-wide.

Competition for charters in all the above sectors is intense and is based upon price, location, size, age, condition and acceptability of the vessel/rig and its manager. Competition is also affected by the availability of other size vessels/rigs to compete in the trades in which we engage. Most of our existing vessels are chartered at fixed rates on a long-term basis and are thus not directly affected by competition in the short-term. However, tankers chartered to Frontline Shipping, dry bulk carriers chartered to the Golden Ocean Charterer and our five offshore support vessels chartered to the Deep Sea Charterer are subject to profit sharing agreements, which will be affected by competition experienced by the charterers.

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

Environmental Regulation and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our crude oil tankers, oil product tankers, dry bulk carriers, chemical tankers, drilling units, container vessels, car carriers and offshore support vessels.  We are subject to various international conventions, laws and regulations in force in the countries in which our vessels and drilling units may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel and drilling unit modification and implementation of certain operating procedures.

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
We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels, and may accelerate the scrapping of older vessels throughout the industry, particularly older tankers.  Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards.  We are required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews, and compliance with applicable local, national and international environmental laws and regulations.  We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.  The United Nations' International Maritime Organization, or IMO, adopted the International Convention for the Control and Management of Ship's Ballast Water and Sediments, or the BWM Convention, in February 2004, which was ratified in September 2016 and expected to enter into force on September 8, 2017, and will require investment in new equipment on board our vessels. It is not possible to quantify the costs of such modifications at this time. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.

Recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. This might cause companies to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.

The laws and regulations discussed below may not constitute a comprehensive list of all such laws and regulations that are applicable to the operation of our vessels and drilling units.

Flag State

The flag state, as defined by the United Nations Convention on the Law of the Sea, is responsible for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The "Shipping Industry Guidelines on Flag State Performance" evaluates flag states based on factors such as ratification, implementation and enforcement of principal international maritime treaties, supervision of surveys, compliance with International Labour Organization reporting, and participation at IMO meetings. Our vessels are flagged in Liberia, the Bahamas, Cyprus, Malta, the Marshall Islands, Panama, Hong Kong, and Norway.

International Maritime Organization

The IMO has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78, or MARPOL. MARPOL Annexes I and II entered into force on October 2, 1983, and have been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.  MARPOL sets forth pollution prevention requirements applicable to all vessels, and is broken into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spill; Annexes II and III relate to harmful substances carried in liquid bulk or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and lastly, Annex VI relates to air emissions.  Annex VI was separately adopted by the IMO in September 1997.

Non-compliance with IMO regulations may subject a shipowner or bareboat charterer to increased liability, may lead to loss of or decreases in available insurance coverage for affected vessels and may result in denial of access to, or detention in, some ports including United States, or U.S., and European Union, or EU, ports.

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution.  Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed, or underwent major conversions, on or after January 1, 2000.  It also prohibits "deliberate emissions" of "ozone depleting substances", defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. The emission of "volatile organic compounds" from certain tankers, and the shipboard incineration of certain substances, such as polychlorinated biphenyls, using incinerators installed after January 1, 2000 is also prohibited.  Annex VI also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, known as Emission Control Areas, or ECAs.

The IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on ships. As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur, a reduction from the previous cap of 4.50%. On October 27, 2016, at MEPC’s 70th session, or MEPC 70, MEPC announced its decisions concerning the implementation of regulations mandating a reduction in sulfur emissions from the current 3.50% to 0.50% by the beginning of 2020. By 2020 ships will have to either remove sulfur from emissions through the use of emission scrubbers or buy fuel with low sulfur content.

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA may not use fuel with sulfur content in excess of 0.10%. The Baltic Sea and the North Sea have been designated ECAs, and amended Annex VI establishes procedures for designating new ECAs. Effective August 1, 2012, certain coastal areas of North America were designated ECAs, and effective January 1, 2014, the U.S. Caribbean Sea was designated an ECA. Ocean-going vessels in these areas will be subject to stringent emissions controls, which may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

As of January 1, 2013, all ships must comply with mandatory requirements adopted by MEPC in July 2011 relating to greenhouse gas emissions. The requirements mandate that by 2025 all new ships built must be 30% more energy efficient than those built in 2014, and all ships must follow the Ship Energy Efficiency Management Plan. The minimum energy efficiency levels per capacity mile, as outlined in the Energy Efficiency Design Index, will apply to all new ships. These requirements could cause us to incur additional compliance costs.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. At MEPC 70, MEPC approved the North Sea and the Baltic Sea as ECAs for nitrogen oxides, effective January 1, 2021. It is expected that these areas will be formally designated after draft amendments are presented at MEPC’s next session. The EPA promulgated equivalent, and in some cases stricter, emissions standards in 2009.

As of January 1, 2010, the Directive 2005/33/EC of the European Parliament and of the Council of July 6, 2005, amending Directive 1999/32/EC, came into force. The objective of the directive is to reduce emission of sulfur dioxide and particulate matter caused by the combustion of certain petroleum derived fuels. The directive imposes limits on the sulfur content of such fuels as a condition of their use within a Member State territory. As of January 1, 2010, marine fuels used by inland waterway vessels and ships at berth in ports in EU countries must have a maximum sulfur content of 0.10% by mass. On July 15, 2011, the European Commission adopted a proposal for an amendment of Directive 1999/32/EC, which would align requirements with those imposed by the revised MARPOL Annex VI which introduced stricter sulfur limits. Directive 2012/33/EU, also amending Directive 1999/32//EC, was published in the Official Journal of the EU in November 2012. The deadline for bringing member states' legislation into compliance was June 18, 2014. As of January 1, 2015, all vessels operating within ECAs worldwide, which includes the North Sea, the Baltic Sea and the English Channel, must comply with 0.10% sulfur content requirements.

Safety Requirements

The IMO has adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards, and amendments to SOLAS made in May 2012 entered into force on January 1, 2014. Recent amendments to the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or LLMC, became effective on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship-owners.

The operation of our ships is also affected by the requirements contained in Chapter IX of SOLAS, which sets forth the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive Safety Management System, or SMS, that includes the adoption of a safety and environmental protection policy, setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We intend to rely upon the safety management system that the appointed ship managers have developed.

The ISM Code requires that vessel operators obtain a Safety Management Certificate, or SMC, for each vessel they operate.  This certificate evidences compliance by a vessel's operators with the ISM Code requirements for a SMS. No vessel can obtain a SMC under the ISM Code unless its manager has been awarded a Document of Compliance, or DOC, issued in most instances by the vessel's flag state. As of the date of this report, our appointed ship managers have obtained DOCs for their office and SMCs for all of our vessels for which such certificates are required by the IMO, and these are renewed as required.

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

Ballast Water Requirements

The IMO adopted the BWM Convention in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. Additionally, all ships will have to carry a ballast water record book and an International Ballast Water Management Certificate. The BWM Convention only became effective 12 months after the date on which no less than 30 states, and the combined merchant fleets of which constitute no less than 35% of the gross tonnage of the world's merchant shipping, have either signed it without reservation as to ratification, acceptance or approval, or have deposited the requisite instruments of ratification, acceptance, approval or accession. On September 8, 2016, the BMW Convention received the requisite approvals from 52 countries making up 35.14% of global tonnage. Many of the implementation dates originally written in the BWM Convention have already passed, so that once it enters into force the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships each year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date "existing vessels", and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. MEPC 70 adopted updated "guidelines for approval of ballast water management systems (G8)" . Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange or undertake some alternative measure, and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such requirements on our operations.

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

The IMO has adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, or the Bunker Convention, to impose strict liability on ship-owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ships' bunkers is typically determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

United States Requirements

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment following oil spills. OPA affects all "owners and operators" whose vessels trade with the United States, its territories and possessions, or whose vessels operate in U.S. waters, which include the U.S. territorial sea and its 200 nautical mile exclusive economic zone around the United States. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as "any person owning, operating or chartering by demise the vessel".  Both OPA and CERCLA impact our operations.

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

OPA limits the liability of responsible parties with respect to single-hull tankers over 3,000 gross tons to the greater of $3,500 per gross ton or $25,845,600, while for all other tankers over 3,000 gross tons the liability is limited to the greater of $2,200 per gross ton or $18,796,800.  For non-tank vessels, such as dry bulk carriers, edible oil tank vessels and any spill response vessels, liability is limited to the greater of $1,100 per gross ton or $939,800, subject to periodic adjustment for inflation.  For offshore facilities, except deepwater ports, liability is capped at the total of all removal costs plus $75 million. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party, or its agent, employee or a person acting pursuant to a contractual relationship with the responsible party, or by a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident, (ii) reasonably cooperate and assist as requested in connection with oil removal activities, or (iii) without sufficient cause, comply with an order issued under the Federal Pollution Act (Section 311 (c) and (e)) or the Intervention on the High Seas Act.

OPA permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, which may include charterers and cargo owners and operators of vessels.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, on August 15, 2012, the U.S. Bureau of Safety and Environment Enforcement, or the BSEE, released a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. In April 2015, it was announced that new regulations are expected to be imposed in the United States relating to offshore oil and gas drilling, and the BSEE announced a new pilot inspection program for offshore facilities in December 2015 and a new Well Control Rule in April 2016. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

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

The EPA regulates the discharge of ballast and bilge water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) to comply with a Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, authorizing ballast and bilge water discharges and other discharges incidental to the operation of vessels. The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, record-keeping and reporting requirements to ensure the effluent limits are met.  On March 28, 2013, the EPA re-issued the VGP for another five years, effective from December 19, 2013. The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels, and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for exhaust gas scrubbers, and the use of environmentally acceptable lubricants.

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

The USCG regulations adopted under the U.S. National Invasive Species Act also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of equipment to treat ballast water before it is discharged in U.S. waters, or alternatively the implementation of other port facility disposal arrangements or procedures. Vessels not complying with these regulations are restricted from entering U.S. waters. The USCG must approve any technology before it is placed on a vessel.

Although vessels were technically subject to the phasing-in of these standards with effect from January 1, 2014, it was not until October 2016 that the USCG first approved the relevant technology. As a result, the USCG previously provided waivers to vessels which were unable to install the as-yet unapproved technology. However, any vessel continuing to require a waiver will need to show why they cannot now install the approved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remain in effect until the EPA issues a new VGP. Towards the end of 2016, the EPA was reported to be working on a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and the BWM Convention, some of which are in effect and some which are pending, will co-exist.

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

European Union Regulations

In October 2009, the EU amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and if the discharges individually or in aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member states were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. The directive applies to all types of vessels irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger.

The EU has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, flag, and the number of times the ship has been detained.  The EU also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the EU with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

Greenhouse Gas Regulation

Currently, emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005, and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The United Nations Convention on Climate Change conference held in Paris in 2015 resulted in the Paris Agreement, which entered into force on November 4, 2016, but this agreement does not directly limit greenhouse gas emissions for ships.

The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The EU has indicated that it intends to propose an expansion of the existing EU emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the EU launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In April 2015, a regulation was adopted requiring large ships (over 5,000 gross tons) calling at EU ports from January 2018 to collect and publish data on carbon dioxide emissions and other information. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety, and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has received petitions from the California Attorney General and various environmental groups seeking such regulation. Moreover, individual states in the United States can also enact environmental regulations. For example, California introduced caps for greenhouse gas emissions and towards the end of 2016 , signaled that it may take additional actions regarding climate change. Any passage of climate control legislation or other regulatory initiatives adopted by the IMO, the EU, the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or the Paris Agreement, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization, which is a specialized agency of the United Nations, has adopted the Maritime Labour Convention 2006, or the MLC 2006. A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance are required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013, and amendments to it were adopted in 2014 and 2016. The MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements. Our Protection & Indemnity Clubs have, with effect from August 20, 2013, amended their insurance policies to cover elements from MLC 2006, including but not limited to the repatriation of crew and other crew social security provisions.

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

Furthermore, any drilling units that we may operate in U.S. waters, including the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States, would have to comply with OPA and CERCLA requirements, among others, that impose liability (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges of oil or other hazardous substances, other than discharges related to drilling.

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

In addition to the MARPOL, OPA and CERCLA requirements described above, our international offshore drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the importation of and operation of drilling units and equipment, currency conversions and repatriation, oil and gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors, and duties on the importation and exportation of drilling units and other equipment. New environmental or safety laws and regulations could be enacted, which could adversely affect our ability to operate in certain jurisdictions. Governments in some countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas, and other aspects of the oil and gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and gas companies and may continue to do so. For example, on December 20, 2016, the U.S. President invoked a law that banned offshore oil and gas drilling in large areas of the Arctic and the Atlantic Seaboard. It is presently unclear how long this ban will remain in effect. A ban on new drilling in Canadian Arctic waters was announced simultaneously. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings. Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition.

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

To trade internationally a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements, some of which are found in SOLAS, are:

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

The USCG, intended to align with international maritime security standards, exempts from MTSA vessel security measures those non-U.S. vessels that have on board a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code.

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

Seasonality

Most of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Our tankers on charter to Frontline Shipping, our dry bulk carriers on charter to the Golden Ocean Charterer and our offshore supply vessels on charter to the Deep Sea charterer are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. We also have seven Handysize dry bulk carriers trading in the spot market, and the effects of seasonality may affect the earnings of these vessels.

C. ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D. PROPERTY, PLANTS AND EQUIPMENT

We own a substantially modern fleet of vessels. The following table sets forth the fleet that we own, charter-in or have contracted for delivery as of April 13, 2017. All of the VLCCs, Suezmaxes, product tankers and chemical tankers are double-hull vessels.

	Approximate			Lease	Charter Termination
Vessel	Built	Dwt.	Flag	Classification	Date
VLCCs
Front Circassia	1999	306,000	MI	Capital lease	2021
Front Scilla	2000	303,000	MI	Capital lease	2023
Front Ariake	2001	299,000	BA	Capital lease	2023
Front Serenade	2002	299,000	LIB	Capital lease	2024
Front Hakata	2002	298,500	BA	Capital lease	2025
Front Stratus	2002	299,000	LIB	Capital lease	2025
Front Falcon	2002	309,000	BA	Capital lease	2025
Front Page	2002	299,000	LIB	Capital lease	2025
Front Energy	2004	305,000	MI	Capital lease	2027
Front Force	2004	305,000	MI	Capital lease	2027

Suezmaxes
Front Ardenne	1997	153,000	MI	Capital lease	2020
Front Brabant	1998	153,000	MI	Capital lease	2021
Glorycrown	2009	156,000	MI	n/a	n/a	(4)
Everbright	2010	156,000	MI	n/a	2018	(4)

Product Tankers
Hull 5015 (NB)	2017	114,000	MI	n/a	2024
Hull 5016 (NB)	2017	114,000	MI	n/a	2024

Chemical Tankers
Maria Victoria V	2008	17,000	PAN	Operating lease	2018	(1)
SC Guangzhou	2008	17,000	PAN	Operating lease	2018	(1)

Capesize Dry Bulk Carriers
Belgravia	2009	170,000	MI	Operating lease	2025	(1)
Battersea	2009	170,000	MI	Operating lease	2025	(1)
Golden Magnum	2009	180,000	HK	Operating lease	2025	(1)
Golden Beijing	2010	176,000	HK	Operating lease	2025	(1)
Golden Future	2010	176,000	HK	Operating lease	2025	(1)
Golden Zhejiang	2010	176,000	HK	Operating lease	2025	(1)
Golden Zhoushan	2011	176,000	HK	Operating lease	2025	(1)
KSL China	2013	180,000	MI	Operating lease	2025	(1)

Kamsarmax Dry Bulk Carriers
Sinochart Beijing	2012	82,000	HK	Operating lease	2022
Min Sheng 1	2012	82,000	HK	Operating lease	2022

Handysize Dry Bulk Carriers
SFL Spey	2011	34,000		HK	n/a	n/a	(4)
SFL Medway	2011	34,000		HK	n/a	n/a	(4)
SFL Trent	2012	34,000		HK	n/a	n/a	(4)
SFL Kent	2012	34,000		HK	n/a	n/a	(4)
SFL Tyne	2012	32,000		HK	n/a	n/a	(4)
SFL Clyde	2012	32,000		HK	n/a	n/a	(4)
SFL Dee	2013	32,000		HK	n/a	n/a	(4)

Supramax Dry Bulk Carriers
SFL Hudson	2009	57,000		MI	Operating lease	2020
SFL Yukon	2010	57,000		HK	Operating lease	2018
SFL Sara	2011	57,000		HK	Operating lease	2019
SFL Kate	2011	57,000		HK	Operating lease	2021
SFL Humber	2012	57,000		HK	Operating lease	2022

Container vessels
MSC Margarita	2001	5,800	TEU	LIB	Operating lease	2019	(1)
MSC Vidhi	2002	5,800	TEU	LIB	Operating lease	2019	(1)
MSC Vaishnavi R.	2002	4,100	TEU	LIB	Operating lease	2019	(1)
MSC Julia R.	2002	4,100	TEU	LIB	Operating lease	2019	(1)
MSC Arushi R.	2002	4,100	TEU	LIB	Operating lease	2019	(1)
MSC Katya R.	2002	4,100	TEU	LIB	Operating lease	2019	(1)
MSC Anisha R.	2002	4,100	TEU	LIB	Operating lease	2020	(1)
MSC Vidisha R.	2002	4,100	TEU	LIB	Operating lease	2020	(1)
MSC Zlata R.	2002	4,100	TEU	LIB	Operating lease	2020	(1)
SFL Europa	2003	1,700	TEU	MI	n/a	n/a	(7)
Heung-A Green	2005	1,700	TEU	MAL	Operating lease	2020	(1)
Green Ace	2005	1,700	TEU	MAL	Operating lease	2020	(1)
SFL Avon	2010	1,700	TEU	MI	n/a	n/a	(4)
San Felipe	2014	8,700	TEU	MI	Operating lease	2021
San Felix	2014	8,700	TEU	MI	Operating lease	2021
San Fernando	2015	8,700	TEU	MI	Operating lease	2022
San Francisca	2015	8,700	TEU	MI	Operating lease	2022
Maersk Sarat	2015	9,500	TEU	LIB	Operating lease	2020
Maersk Skarstind	2016	9,500	TEU	LIB	Operating lease	2021
Maersk Shivling	2016	9,300	TEU	LIB	Operating lease	2021
MSC Anna	2016	19,200	TEU	LIB	Capital lease	2031	(5)
MSC Viviana	2017	19,200	TEU	LIB	Capital lease	2032	(5)

Car Carriers
Glovis Composer	2005	6,500	CEU	HK	Operating lease	2017
Glovis Conductor	2006	6,500	CEU	PAN	Operating lease	2017

Jack-Up Drilling Rigs
Soehanah	2007	375	ft.	PAN	n/a		(6)
West Linus	2014	450	ft.	NOR	Capital lease	2029	(1)

Ultra-Deepwater Drill Units
West Hercules	2008	10,000	ft.	PAN	Capital lease	2023	(1)
West Taurus	2008	10,000	ft.	PAN	Capital lease	2023	(1)

Offshore support vessels
Sea Leopard	1998	AHTS	(2)	CYP	Capital lease	2023	(1)
Sea Cheetah	2007	AHTS	(2)	CYP	Operating lease	2022	(1)
Sea Jaguar	2007	AHTS	(2)	CYP	Operating lease	2022	(1)
Sea Halibut	2007	PSV	(3)	CYP	Operating lease	2022	(1)
Sea Pike	2007	PSV	(3)	CYP	Operating lease	2022	(1)

Key to Flags: BA – Bahamas, CYP - Cyprus, MAL – Malta, HK – Hong Kong, LIB - Liberia, MI - Marshall Islands, PAN – Panama, NOR - Norway.

Notes:

(1)	Charterer has purchase options during the term of the charter.

(2)	Anchor handling tug supply vessel (AHTS).

(3)	Platform supply vessel (PSV).

(4)	Currently employed on a short-term charter, trading in the spot market, or idle and being marketed for a new charter.

(5)	Vessel chartered-in.

(6)
The charter for the jack-up drilling rig Soehanah has been canceled and the vessel is currently being marketed for new charters in South-East Asia and the Middle East. The rig was redelivered to us from the previous charterer, PT Apexindo Pratama Duta TBK, or Apexindo, in April 2017, following completion of a special periodic survey. The Company received a $6 million non-amortizing loan note from Apexindo which bears an interest rate of 2.25% per annum if paid in cash and 4.5% per annum if capitalized. The loan note has a term of approximately six years and became effective upon the redelivery of the rig to the Company.

(7)
The SFL Europa was detained in the port of Chittagong, Bangladesh, in November 2016 due to monies owed to the port by the previous charterer Hanjin Shipping, but has now been released and is being marketed for a new charter.

Substantially, all of the above vessels and rigs are pledged under mortgages, excluding three of the 1,700 TEU container vessels, the jack-up drilling rig Soehanah, the newbuilding vessels not yet delivered and the two chartered-in 19,200 TEU container vessels.

Other than our interests in the vessels and drilling units described above, we do not own any material physical properties. We lease office space in Oslo from Seatankers Management Norway AS and in London from Frontline Corporate Services Ltd, both related parties.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with Item 3. "Selected Financial Data", Item 4. "Information on the Company" and our audited consolidated financial statements and notes thereto included herein.

Overview
Following our spin-off from Frontline and the purchase of our original fleet in 2004, we have established ourselves as a leading international maritime asset-owning company with a large and diverse asset base across the maritime and offshore industries. A full fleet list is provided in Item 4.D "Information on the Company" showing the assets that we currently own and charter to our customers.

Fleet Development

The following table summarizes the development of our active fleet of vessels, including one chartered-in 19,200 TEU container vessel:

Vessel type	Total fleet December 31, 2014	Additions/ Disposals 2015		Total fleet December 31, 2015	Additions/ Disposals 2016		Total fleet December 31, 2016
Oil Tankers	19		-3	16		-1	15
Chemical tankers	2			2			2
Dry bulk carriers	14	+8		22			22
Container vessels	20	+3	-5	18	+3		21
Car carriers	2			2			2
Jack-up drilling rigs	2			2			2
Ultra-deepwater drill units	2			2			2
Offshore support vessels	6			6		-1	5

Total Active Fleet	67	+11	-8	70	+3	-2	71

The following deliveries have taken place or are scheduled to take place after December 31, 2016:

•	The VLCC Front Century was delivered to its new owner in March 2017.

•	A second chartered-in newbuilding 19,200 TEU container vessel was delivered to us in March 2017.

•	Two newbuilding oil product tankers are scheduled for delivery to us in 2017.

Factors Affecting Our Current and Future Results

Principal factors that have affected our results since 2004, and are expected to affect our future results of operations and financial position, include:

•	the earnings of our vessels under time charters and bareboat charters to Frontline Shipping, the Seadrill Charterers, the Golden Ocean Charterer and other charterers;

•
the amount we receive under the profit sharing arrangements with Frontline Shipping, the Golden Ocean Charterer and the Deep Sea Charterer, including the previous arrangement with the Frontline Charterers whereby during the period of the temporary reduction in charter rates they paid us 100% of any earnings above the temporarily reduced rates, subject to a maximum of $6,500 per day (see Revenues below);

•	the earnings and expenses related to any additional vessels that we acquire;

•	earnings from the sale of assets and termination of charters;

•	vessel management fees and expenses;

•	administrative expenses;

•	interest expenses; and

•	mark-to-market adjustments to the valuation of our interest rate swaps and other derivative financial instruments.

Revenues

Our revenues derive primarily from our long-term, fixed-rate charters. The vessels that we acquired from Frontline are chartered to Frontline Shipping under long-term time charters that are generally accounted for as direct financing leases. On December 30, 2011, amendments were made to the charter agreements with the Frontline Charterers relating to 28 double-hull tanker vessels, all of which were accounted for as direct financing leases. Four of these vessels were sold in 2012, another four were sold in 2013, and a further three sold in 2014. In terms of the amended agreements, we received a compensation payment of $106 million and agreed to a $6,500 per day reduction in the time charter rate for each vessel for the four year period from January 1, 2012, to December 31, 2015. Thereafter, the charter rates were to revert to the previously agreed daily amounts. The leases were amended to reflect the compensation payment received and the reduction in future minimum lease payments to be received. The amendments affected direct financing lease interest income from January 1, 2012, onwards.

On June 5, 2015, further amendments were made to the charter agreements with the Frontline Charterers, relating to the 17 remaining vessels, which following the amendments are all chartered to Frontline Shipping. The amendments, which were effective from July 1, 2015, and did not affect the duration of the charters, include reductions in the daily time-charter rates to $20,000 per day for VLCCs and $15,000 per day for Suezmax tankers. As consideration for the agreed amendments, we received 55 million ordinary shares in Frontline, the fair value of which amounted to $150.2 million. The leases were again amended to reflect the compensation payment received and the reduction in future minimum lease payments to be received. The amendments affect direct financing lease interest income from July 1, 2015, onwards. Three of the vessels were sold in 2015, one was sold in 2016 and a further one was sold in March 2017.

Direct financing and sales-type lease interest income reduces over the terms of our leases as progressively a lesser proportion of the lease rental payment is allocated as lease interest income, and a higher amount is treated as repayment of the lease.

Our future earnings are dependent upon the continuation of existing lease arrangements and our continued investment in new lease arrangements. Future earnings may be significantly affected by the sale of vessels or a default by counterparties under our chartering agreements. Investments and sales which have affected our earnings since January 1, 2016, are listed in Item 4 above under acquisitions and disposals. Some of our lease arrangements contain purchase options which, if exercised by our charterers, will affect our future leasing revenues.

We have profit sharing agreements with some of our charterers, in particular with Frontline Shipping, the Golden Ocean Charterer, and the Deep Sea Charterer. Revenues received under profit sharing agreements depend upon the returns generated by the charterers from the deployment of our vessels. These returns are subject to market conditions which have historically been subject to significant volatility. Prior to December 31, 2011, the Frontline Charterers paid the Company a profit sharing rate of 20% of their earnings above average threshold charter rates on a time-charter equivalent basis from their use of the Company's fleet each fiscal year.  The amendments to the charter agreements made on December 30, 2011, increased the profit sharing percentage to 25% for earnings above those threshold levels. Additionally, the amendments provided that during the four year period of the temporary reduction in charter rates, the Frontline Charterers would pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day. Of the $106 million compensation payment received, $50 million represented a non-refundable advance on profit sharing earnings relating to the 25% profit sharing agreement which took effect on January 1, 2012. The further amendments to the charter agreements effective from July 1, 2015, increased the profit sharing percentage from 25% to 50% of earnings above the new reduced time-charter rates, payable on a quarterly basis.

In addition to the tankers chartered to Frontline Shipping, our eight Capesize dry bulk carriers on long-term charter to the Golden Ocean Charterer and our five offshore support vessels on long-term charter to the Deep Sea Charterer include profit sharing arrangements whereby we earn, respectively, a 33% or 50% share of profits earned by the vessels above threshold levels.

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

In addition to the vessels on charter to Frontline Shipping and the Golden Ocean Charterer, we also have seven container vessels, seven dry bulk carriers, two car carriers and one Suezmax tanker employed on time charters, and one Suezmax tanker and seven dry bulk carriers employed in the spot market. We have outsourced the technical management for these vessels and we pay operating expenses for the vessels as they are incurred.  The remaining vessels we own that have charters attached to them are employed on bareboat charters, where the charterer pays all operating expenses, including maintenance, drydocking and insurance.

Administrative Expenses

Administrative expenses consist of general corporate overhead expenses, including personnel costs, property costs, legal and professional fees, and other administrative expenses. Personnel costs include, among other things, salaries, pension costs, fringe benefits, travel costs and health insurance. We have entered into administrative services agreements with Frontline Management and Seatankers Management Co. Ltd., or Seatankers, under which they provide us with certain administrative support services, and have agreed to reimburse them for reasonable third party costs, if any, advanced on our behalf. Some of the compensation paid to Frontline Management and Seatankers is based on cost sharing for the services rendered, based on actual incurred costs plus a margin.

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

Interest Expenses

Other than the interest expense associated with our 3.25% and 5.75% senior unsecured convertible bonds, and our NOK600 million and NOK900 million senior unsecured bonds, the amount of our interest expense will be dependent on our overall borrowing levels and may significantly increase when we acquire vessels or on the delivery of newbuildings. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. Interest expense may also change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments that we enter into.

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

Prior to December 31, 2011, the Frontline Charterers paid the Company a profit sharing rate of 20% of their earnings above average threshold charter rates on a time-charter equivalent basis from their use of the Company's fleet each fiscal year. For each profit sharing period, the threshold is calculated as the number of days in the period multiplied by the daily threshold TCE rates for the applicable vessels. Starting on January 1, 2012, amendments to the charter agreements increased the profit sharing percentage to 25% for earnings above those threshold levels. Additionally, those amendments provided that during the four year period of the temporary reduction in charter rates, the Frontline Charterers would pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day. Under the terms of the amendments to the charter agreements, we received a compensation payment of $106 million, of which $50 million represented a non-refundable advance relating to the 25% profit sharing agreement. In 2015, further amendments were made to the charter agreements reducing the charter rates and increasing the profit sharing percentage to 50% for earnings above the new time-charter rates with effect from July 1, 2015. The Company did not recognize any income under the 25% profit sharing agreement, as the cumulative share of earnings did not attain the starting level of $50 million over the three and a half years of the agreement's duration. The new 50% profit sharing agreement with Frontline Shipping is not subject to any such constraints, and is payable on a quarterly basis.

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

In September 2016, the charter agreements relating to five offshore support vessels chartered to the Deep Sea Charterer on a bareboat basis were amended and restated, including provisions whereby we will receive a profit sharing rate of 50% of each vessels' earnings above average threshold charter rates, calculated on a time-charter equivalent basis.

In the past, we have also received a 50% share of profits earned by some our dry bulk carriers operating on short-term time charters to United Freight Carriers, or UFC, a related party. All profit sharing revenues are recorded when earned and realizable.

Available-for-sale securities
 Available-for-sale securities held by the Company consist of share investments and interest-earning listed and unlisted corporate bonds. Any premium paid on their acquisition is amortized over the life of the bond. Available-for-sale securities are recorded at fair value, with unrealized gains and losses recorded as a separate component of other comprehensive income. If circumstances arise which lead the Company to believe that the issuer of a corporate bond may be unable meet its payment obligations in full, or that the fair value at acquisition of the share investment or corporate bond may otherwise not be fully recoverable, then to the extent that a loss is expected to arise that unrealized loss is recorded as an impairment in the statement of operations, with an adjustment if necessary to any unrealized gains or losses previously recorded in other comprehensive income.

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

In the year ended December 31, 2012, reviews of the carrying value of long-lived assets indicated that the Company's long-term investments in shares in a container vessel owner/operator and warrants to purchase shares in a U.S. company were impaired, and charges were taken against these assets. No impairment charge was required in 2013. In the year ended December 31, 2014, reviews of the carrying value of long-lived assets indicated that five 2,800 TEU container vessels were impaired, and charges were taken against these assets. In the year ended December 31, 2015, reviews of the carrying value of long-lived assets indicated that two offshore support vessels and two container vessels were impaired, and charges were taken against these assets. In the year ended December 31, 2016, reviews of the carrying value of long-lived assets indicated that one VLCC classified as held for sale and one container vessel were impaired, and charges were taken against these assets.

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

At December 31, 2016, we owned 70 vessels and rigs, and had contracted to acquire a further two newbuilding oil product tankers. Taking into account the $76 million scheduled remaining payments for the newbuildings, and including the two ultra-deepwater drilling units and the harsh-environment jack-up drilling rig which are owned by equity accounted subsidiaries and the VLCC which is held for sale, the aggregate carrying value of these 72 assets at December 31, 2016, was $3.5 billion, as summarized in the table below. The table is presented in the context of the markets in which the vessels operate, with crude oil tankers, oil product tankers and chemical tankers grouped together under "Tanker vessels", container vessels and car carriers grouped together under "Liners" and jack-up drilling rigs, ultra-deepwater drilling units and offshore support vessels grouped together under "Offshore units".

	Number of owned vessels	Aggregate carrying value at December 31, 2016 ($ millions)
Tanker vessels (1)	19	651
Dry bulk carriers (2)	22	601
Liners (3)	22	846
Offshore units (4)	9	1,391
	72	3,489

(1)
Includes 18 vessels with an aggregate carrying value of $627 million, which we believe exceeds their aggregate charter-free market value by approximately $123 million, and one vessel classified as held for sale and carried at net realizable value.

(2)	Includes 22 vessels with an aggregate carrying value of $601 million, which we believe exceeds their aggregate charter-free market value by approximately $279 million.

(3)
Includes 19 vessels with an aggregate carrying value of $782 million, which we believe exceeds their aggregate charter-free market value by approximately $141 million, and 3 vessels with an aggregate carrying value of $64 million, which we believe is approximately $15 million less than their aggregate charter-free market value.

(4)
Includes 6 vessels with an aggregate carrying value of $582 million, which we believe exceeds their aggregate charter-free market value by approximately $83 million, and 3 vessels with an aggregate carrying value of $809 million, which we believe is approximately $115 million less than their aggregate charter-free market value.

The above aggregate carrying value of $3,489 million at December 31, 2016, is made up of (a) $411 million investments in capital leases (excluding the chartered-in container vessel MSC Anna), (b) $1,737 million vessels and equipment, (c) $33 million newbuildings, (d) $76 million cost to complete newbuildings (e) $24 million asset held for sale and (f) $1,208 million carrying value of two ultra-deepwater drilling units and one jack-up drilling rig owned by equity accounted subsidiaries.

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

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 "Revenue from Contracts with Customers" which will replace almost all existing revenue recognition guidance in U.S. GAAP and is intended to improve and converge with international standards the financial reporting requirements for revenue from contracts with customers. The core principle of ASU 2014-09 is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. ASU 2014-09 was effective for reporting periods and interim periods beginning on or after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 "Deferral of the Effective Date" to delay the implementation of ASU 2014-09 by one year, in response to feedback from preparers, practitioners and users of financial statements. Accordingly, ASU 2014-09 is now effective for reporting periods and interim periods beginning on or after December 15, 2017. The Company is in the process of considering the impact of the standard on its consolidated financial statements and expects to complete the assessment during fiscal year 2017. For vessels operating on voyage charters, we expect to continue recognizing revenue over time. The time period over which revenue will be recognized is still being determined and, depending on the final conclusion, each period’s voyage results could differ materially from the same period’s voyage results recognized based on the present revenue recognition guidance. However, the total voyage results recognized over all periods would not change. The adoption of the standard is not expected to have a material impact on other income, primarily income earned from the commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties and third parties.

In January 2016, the FASB issued ASU 2016-01 "Recognition and Measurement of Financial Assets and Financial Liabilities" to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 particularly relates to the fair value and impairment of equity investments, financial instruments measured at amortized cost, and the use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU 2016-01 is effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is only permitted for certain particular amendments within ASU 2016-01, where financial statements have not yet been issued. ASU 2016-01 will require the Company to recognize any changes in the fair value of certain equity investments in net income. These changes are currently recognized in other comprehensive income.

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

In March 2016, the FASB issued ASU 2016-07 "Investments - Equity Method and Joint Ventures" to simplify the transition to the equity method of accounting. ASU 2016-07 eliminates the requirement that when an investment qualifies for the use of the equity method as a result of an increase in the level of ownership, the investor must adjust the investment, results of operations and retained earnings retrospectively as if the equity method had been in effect during all previous periods in which the investment had been held. ASU 2016-07 is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The impact on the consolidated financial statements of the Company will depend on the facts and circumstances of any specific future transactions.

In March 2016, the FASB issued ASU 2016-09 "Compensation - Stock Compensation" to introduce improvements to employee share-based payment accounting. ASU 2016-09 simplifies several aspects of the accounting for share-based payment award transactions, including the income tax consequences, the classification of awards as either equity or liabilities and the classification on the statement of cash flows. ASU 2016-09 is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The impact on the consolidated financial statements of the Company will depend on the facts and circumstances of any specific future transactions.

In June 2016, the FASB issued ASU 2016-13 "Financial Instruments - Credit Losses" to introduce new guidance for the accounting for credit losses on instruments within its scope. ASU 2016-13 requires among other things, the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 is effective for fiscal years and interim periods beginning after December 15, 2019. Early adoption is permitted. The Company is currently assessing the impact of ASU 2016-13 on its consolidated financial position, results of operations and cash flows.

In August 2016, the FASB issued ASU 2016-15 "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments", to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. It addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years with early adoption permitted. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is currently assessing the impact of ASU 2016-15 on its statement of consolidated cash flows.

In January 2017, the FASB issued ASU 2017-01 "Business Combinations (Topic 805) -Clarifying the Definition of a Business" which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 is required to be applied prospectively and will be effective for the Company beginning January 1, 2018. The impact on the consolidated financial statements of the Company will depend on the facts and circumstances of any specific future transactions.

Market Overview
The Oil Tanker Market
In 2014 and 2015, the tanker freight rates experienced an increase from the low levels in 2013. This increase was abruptly halted in 2016. Spot charter rates for VLCCs averaged over $100,000 per day in December 2015, the highest level since 2008, but by September 2016 had fallen to below $17,000 per day as a result of significant capacity increases following delivery of newbuilding vessels. In December 2016, spot rates recovered to an average of $54,000 per day.

Since 2013, global oil production has increased by more than 5%, average trading distances have increased and oil tankers are increasingly being used as floating storage. Overall, tonnage demand for tankers has increased by almost 7% from 2013 to 2016, with 4.5% of this growth occurring in 2016. However, on the supply side, crude oil tanker capacity has grown by more than 8% since 2013, with 6.5% of this in 2016. This increase in capacity relative to demand resulted in TCE rates for modern VLCCs and Suezmax tankers in 2016 averaging approximately $33,000 and $26,300 per day, respectively, lower by 20% and 23% than average rates in 2015. The reduction in rates was particularly pronounced during the summer, with a limited seasonal recovery experienced towards the end of the year.

According to industry sources, at the end of 2016 the total orderbook for new VLCCs and Suezmax tankers consisted, respectively, of 99 vessels and 87 vessels, representing approximately 14% and 17% of the existing fleet. These are lower levels than at the end of 2015, which were approximately 21% of the existing fleet at the time, reflecting relatively high levels of newbuilding orders placed in 2015, followed by low levels placed in 2016.

The Dry Bulk Shipping Market
The dry bulk shipping market experienced yet another difficult year in 2016, with average earnings at their lowest levels for sixteen years. Overall, industry sources indicate that fleet capacity increased by more than 2%, while tonnage demand for vessels registered growth of only 1%.

Accordingly, the market for dry bulk carriers continued to be depressed throughout 2016. The average one-year time charter rates for Capesize, Supramax and Handysize dry bulk carriers were, respectively, $7,300 per day, $6,000 per day and $5,300 per day, representing decreases from 2015 of 27%, 21% and 21%, respectively.

During 2016, contracting for newbuilding dry bulk carriers decreased to 13 million dwt from 25 million dwt in 2015, while deliveries of new vessels amounted to 47 million dwt and scrapping removed some 29 million dwt. Thus, fleet capacity increased by 17 million dwt, equivalent to approximately 2% of the total fleet size. At the end of 2016, the total orderbook for new dry bulk carriers was 85 million dwt, equivalent to 11% of the existing fleet.

The Freight Liner Market (Containerships and Car Carriers)
The container charter market experienced another weak year in 2016, with box freight rates and vessel charter rates remaining at historically depressed levels owing to continuing surplus capacity.

Although industry sources indicate that container trade increased by approximately 3% in 2016, new capacity of 0.9 million TEU was delivered and it required high levels of scrapping (0.7 million TEU) to restrict growth in capacity to around 1%, bringing overall fleet capacity to 20.0 million TEU. Significant overcapacity continues to affect the balance of supply and demand, and approximately 7% of the fleet was reported to be idle at the end of 2016, as was the situation at the end of 2015. Charter rates began 2016 at historically depressed levels and declined further during the first half of the year, although generally they appear to have stopped declining in the second half of the year.

Contracting for new container vessels in 2016 was extremely low with 0.2 million TEU, compared with 2.3 million TEU in 2015. At the end of the year, the ratio of outstanding orders to existing fleet capacity decreased to approximately 16% from almost 20% at the end of 2015.

The car carrier market was weaker in 2016 than in 2015, reflecting a decline in sea-borne vehicle trade and pressure from an oversupply of car carrier capacity. Although shipments to North America and Europe expanded moderately, there was a sharp decline of imports into developing countries, where low commodity prices have undermined consumer demand. Overall, the global sea-borne car trade is projected to have fallen by approximately 4% in 2016.

The Offshore Drilling Market
From 2011 to 2013, the oil price (Brent crude spot) averaged around $110 per barrel, which was attractive to oil and gas companies and prompted them to substantially increase their investment in offshore exploration and development activity. This resulted in almost full utilization and record high day rates for mobile offshore drilling units in 2013, and prompted substantial contracting for new assets. However, over the course of 2014 the oil price fell to below $50 per barrel in December 2014 and the fall continued to under $30 per barrel in January 2016, although it has since recovered to a range of $50 - $55 per barrel. As a consequence of this fall in oil prices, oil and gas companies have significantly reduced their exploration and development activities, resulting in decidedly weaker demand in the offshore drilling market. Worldwide demand for drilling units has declined from 744 units at the end of 2013 to 431 units at the end of 2016, and asset utilizations have declined from 96% of the active supply at the end of 2013 to 64% at the end of 2016, while global average day rates have declined by more than 50% since 2013.

Industry sources indicate that no orders were placed for newbuilding drilling units in 2016 and that 127 units were cold-stacked at the end of 2016. With 61 new units scheduled to be delivered in 2017, it is clear that owners will have to adjust their fleets through delaying and cancellation of newbuildings and removals/scrapping of older units.

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

Results of Operations

Year ended December 31, 2016, compared with year ended December 31, 2015

Net income for the year ended December 31, 2016, was $146.4 million, a decrease of 27.1% from the year ended December 31, 2015.

(in thousands of $)	2016	2015
Total operating revenues	412,951	406,740
Gain/(loss) on sale of assets	(167)	7,364
Total operating expenses	(244,695)	(248,058)
Net operating income	168,089	166,046
Interest income	21,736	39,142
Interest expense	(71,843)	(70,583)
Other non-operating items (net)	659	32,622
Equity in earnings of associated companies	27,765	33,605
Net income	146,406	200,832

Net operating income in 2016 was $2.0 million higher than in 2015, with the $6.2 million increase in operating revenues (see below) and the $3.4 million decrease in operating expenses (see below), largely offset by the net losses rather than gains on sale of vessels. However, lower interest income, other non-operating items (see below) and equity in earnings of associated companies, resulted in overall net income being $54.4 million lower.

Three ultra-deepwater drilling units were accounted for under the equity method during 2016 and 2015. The operating revenues of the wholly-owned subsidiaries owning these assets are included under "equity in earnings of associated companies", where they are reported net of operating and non-operating expenses.

Operating revenues

(in thousands of $)	2016	2015
Direct financing lease interest income	23,181	34,193
Finance lease service revenues	44,523	46,460
Profit sharing revenues	51,544	59,607
Time charter revenues	226,748	160,778
Bareboat charter revenues	45,039	68,015
Voyage charter revenues	19,329	35,783
Other operating income	2,587	1,904
Total operating revenues	412,951	406,740

Total operating revenues increased 1.5% in the year ended December 31, 2016, compared with the year ended December 31, 2015.

In general, direct financing lease interest income reduces over the terms of our leases, as progressively a lesser proportion of the lease rental payment is allocated to interest income and a greater proportion is treated as repayment on the lease. This contributed to the $11.0 million decrease in lease interest income from 2015 to 2016. However, the decrease is, to a greater extent, due to the reduction in charter rates incorporated into the leases from July 2015 onwards (see Note 23: Related party transactions) and the sale in 2016 of the VLCC Front Vanguard and the offshore support vessel Sea Bear and in 2015 of three Suezmax tankers (Front Glory, Front Splendour and Mindanao). Apart from Sea Bear, which was bareboat chartered to Deep Sea, these direct financing lease assets were time-chartered to the Frontline Charterers. The container vessel MSC Anna, which is accounted for as a finance lease asset, was delivered towards the end of December 2016, and made a small contribution to direct financing lease interest income in 2016.

The reduction in finance lease service revenue associated with sales of time-chartered vessels in 2016 and 2015, as shown above, was largely offset by the increase in fixed vessel operating fees for the vessels on charter to Frontline Shipping from $6,500 per day to $9,000 per day from July 1, 2015 onwards (see Note 23).

Prior to December 31, 2011, the Frontline Charterers paid us profit sharing of 20% of their earnings from our vessels on a time-charter equivalent basis above average threshold charter rates each fiscal year. Amendments to the charter agreements made in December 2011, increased the profit sharing percentage to 25% for earnings above those threshold levels, and additionally provided that for the four year period of the temporary reduction in charter rates, the Frontline Charterers would pay us 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day per vessel - this latter item is called "cash sweep" income. Following further amendments to the charter agreements effective from July 1, 2015 onwards, the profit sharing percentage was increased to 50% payable on a quarterly basis and the cash sweep arrangement was terminated. In 2015 we earned $19.9 million in cash sweep income, $37.2 million under the 50% profit share arrangement and nothing under the 25% profit share arrangement. In 2016 we earned $50.9 million under the 50% profit sharing agreement. We also had a profit sharing agreement relating to dry bulk carriers chartered to UFC, which earned us $0.6 million in 2016, compared with $2.5 million in 2015.

During 2015, time-charter revenues were earned by seven container vessels, 22 dry bulk carriers and two car carriers. In 2016, we took delivery of two additional container vessels operating under time-charters and the Suezmax tanker Everbright commenced time-charter operations, having previously operated in the spot market. The 41% increase in time-charter revenues from 2015 to 2016 is due to these three additional vessels in 2016, and a full year of income from the eight Capesize dry bulk carriers delivered in the second half of 2015 and the 9,500 TEU container vessel delivered in November 2015.

Bareboat charter revenues are earned by our vessels which are leased under operating leases on a bareboat basis. In both 2015 and 2016, these consisted of four offshore support vessels, two chemical tankers, 11 container vessels and one jack-up drilling rig. The $23.0 million reduction in total bareboat revenues from 2015 to 2016 is due to no charter hire being received on the jack-up drilling rig since the first quarter of 2016 and agreed reductions in charter rates for the four offshore support vessels (see Note 23). Both of these adverse effects are the result of difficult trading conditions in the offshore market.

Two of our vessels, the Suezmax tankers Everbright and Glorycrown, were sold under sales-type lease agreements in 2010 and 2009, respectively. Following default by the purchaser, these vessels were returned to us in 2013, since when we have traded them both on a voyage charter basis, until Everbright commenced a two year time charter in January 2016. In addition, following the termination of their short-term charters, four handysize dry bulk carriers started operating on a voyage charter basis during 2016. The $16.5 million reduction in voyage charter revenues from 2015 to 2016 is predominantly due to Everbright commencing its time charter in January 2016.

Cash flows arising from direct financing leases

The following table analyzes our cash flows from the direct financing leases with the Frontline Charterers, Deep Sea, and MSC during 2016 and 2015, and shows how they are accounted for:

(in thousands of $)	2016	2015
Charterhire payments accounted for as:
Direct financing and sales-type lease interest income	23,181	34,193
Finance lease service revenues	44,523	46,460
Direct financing lease repayments	30,410	35,946
Total direct financing and sales-type lease payments received	98,114	116,599

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

(Loss)/gain on sale of assets

In 2016, net losses totaling $0.2 million were recorded on the disposal of the VLCC Front Vanguard and the offshore support vessel Sea Bear. In 2015 the gains totaling $7.4 million were recorded on the disposal of three Suezmax tankers (Front Glory, Front Splendour and Mindanao) and five 2,800 TEU container vessels.

Operating expenses

(in thousands of $)	2016	2015
Vessel operating expenses	136,016	120,831
Depreciation	94,293	78,080
Vessel impairment charge	5,314	42,410
Administrative expenses	9,072	6,737
	244,695	248,058

Vessel operating expenses consist of payments to Frontline Management of $9,000 per day ($6,500 per day before July 1, 2015) for each vessel chartered to Frontline Shipping (the Frontline Charterers before July 1, 2015) and also payments to Golden Ocean Management of $7,000 per day for each vessel chartered to the Golden Ocean Charterer, in accordance with the vessel management agreements. In addition, vessel operating expenses include operating and occasional voyage expenses for the container vessels, dry bulk carriers, car carriers and Suezmax tanker operated on a time-charter basis and managed by related and unrelated parties, and also voyage expenses for the Suezmax tanker and dry bulk carriers operating in the spot market.

Vessel operating expenses increased by 13% from 2015 to 2016, as a result of full year operating costs for the eight Capesize dry bulk carriers delivered in the second half of 2015, operating costs for five 8,700-9,500 TEU container vessels delivered in 2015 and 2016, and the agreed increase in fixed daily fees payable to Frontline Management from July 1, 2015, onwards, all partly offset by the sale of three Suezmax tankers and the disposal of five 2,800 TEU container vessels in 2015 and the sale of one VLCC in 2016.

Depreciation expenses relate to the vessels on charters accounted for as operating leases and on voyage charters. The increase from 2015 to 2016 is primarily due to the delivery of eight dry bulk carriers in the second half of 2015, the delivery of five 8,700-9,500 TEU container vessels in 2015 and 2016, partly offset by the disposal of five 2,800 TEU container vessels in 2015.

During 2016, a review of the carrying value of long-lived assets indicated that the carrying values of one of our VLCCs, the sale of which was agreed in 2016 and which was delivered to its new owner in March 2017, and one of our 1,700 TEU container vessels were impaired and an impairment charge was taken. In 2015, an impairment charge was made against two of our offshore support vessels and two of our container vessels.

Administrative expenses were higher in 2016 compared with 2015 due mainly to increased salaries costs, marketing and investor relations costs and increased service administration fees.

Interest income

Interest income decreased from $39.1 million in 2015 to $21.7 million in 2016, mainly due to the redemption in 2015 of Frontline loan notes, on which $13.4 million of interest was received in 2015, and a $5.3 million reduction in interest receivable on corporate bonds held as available-for-sale securities.

Interest expense

(in thousands of $)	2016	2015
Interest on US$ floating rate loans	29,032	23,726
Interest on NOK floating rate bonds due 2017	4,152	4,628
Interest on NOK floating rate bonds due 2019	4,697	5,604
Interest on 3.75% convertible bonds due 2016	329	4,685
Interest on 3.25% convertible bonds due 2018	10,093	11,375
Interest on 5.75% convertible bonds due 2021	3,127	—
Swap interest	9,165	8,947
Capitalized lease interest	246	—
Other interest	30	5
Amortization of deferred charges	10,972	11,613
	71,843	70,583

At December 31, 2016, the Company and its consolidated subsidiaries had total debt outstanding of $1.6 billion (2015: $1.7 billion) comprised of $65 million (NOK565 million) net outstanding principal amount of NOK floating rate bonds due 2017 (2015: $64 million, NOK565 million), $88 million (NOK758 million) net outstanding principal amount of NOK floating rate bonds due 2019 (2015: $85 million, NOK758 million), $nil net outstanding principal amount of 3.75% convertible bonds (2015: $118 million), $184 million net outstanding principal amount of 3.25% convertible bonds (2015: $350 million), $225 million net outstanding principal amount of 5.75% convertible bonds (2015: $nil) and $1.0 billion under floating rate secured long term credit facilities (2015: $1.0 billion). The average three-month US$ London Interbank Offered Rate, or LIBOR, was 0.74% in 2016 and 0.32% in 2015. Total interest expense in 2016 was $1.3 million more than in 2015.

The decrease in interest payable on the NOK floating rate bonds due 2017 and 2019 is due to repurchases in 2015, which are being held as treasury bonds. The decrease in interest payable on the 3.75% convertible bonds is due to their redemption in February 2016. The decrease in interest payable on the 3.25% convertible bonds is due to repurchases in October 2016. The increase in interest payable on the 5.75% convertible bonds is due to their issue in October 2016.

In October 2015, we entered into agreements to charter in two newbuilding container vessels on a bareboat basis, each for a period of 15 years from delivery by the shipyard, and to charter out each vessel for the same 15 year period. The first of these vessels, the MSC Anna, was delivered towards the end of December 2016 and this vessel is accounted for as a direct financing lease asset. The above capitalized lease interest expense represents the lease interest portion of our charter payments on this vessel.

At December 31, 2016, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $1.2 billion of floating rate debt at a weighted average rate excluding margin of 2.74% per annum (2015: $1.0 billion of floating rate debt fixed at a weighted average rate excluding margin of 3.02% per annum).

As reported above, three ultra-deepwater drilling units were accounted for under the equity method in 2016 and 2015. Their non-operating expenses, including interest expenses, are not included above, but are reflected in "Equity in earnings of associated companies" below.

Other non-operating items

Other non-operating items amounted to a net gain $0.7 million in 2016 (2015: net gain of $32.6 million). The net gain in 2016 consists of $11.6 million dividend income received on our Frontline shares (held as available-for-sale securities) and $4.4 million favorable mark-to-market valuation adjustments to non-designated interest rate swaps, largely offset by a loss of $8.8 million on the repurchases of bonds, $4.9 million cash payments on non-designated interest rate swaps and $1.6 million other costs (mainly bank and loan commitment fees). The net gain in 2015 consisted of gains of $44.6 million on the sale of loan notes in Horizon Lines, LLC and share warrants in Horizon Lines, Inc., $28.9 million on the redemption of Frontline loan notes and $1.0 million on purchases of our own bonds, offset by a $20.6 million impairment loss on available-for-sale securities, a $13.2 million adverse mark-to-market valuation adjustment to non-designated interest rate swaps, $6.5 million cash payments on non-designated interest rate swaps and $1.6 million other costs (mainly bank and loan commitment fees).

Equity in earnings of associated companies

During 2015 and 2016, the Company had certain wholly-owned subsidiaries accounted for under the equity method, as discussed in the consolidated financial statements included herein (Note 16: Investment in associated companies). The total equity in earnings of associated companies in 2016 was $5.8 million less than in 2015, due to the $3.2 million reduction in earnings from the harsh environment jack-up drilling rig West Linus and the ultra-deepwater drilling units West Hercules and West Taurus, associated with reducing finance lease interest income and higher interest costs, and also the absence of income from Frontline, which contributed $2.6 million during the period in 2015 when our shareholding was accounted for as an investment in associated companies.

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

Four drilling units (one of which was a newbuilding delivered in February 2014 and one of which was sold in December 2014) and two container vessels chartered-in on bareboat charters (until the charters were terminated in the first quarter of 2014) were accounted for under the equity method during 2014, with the remaining three drilling units accounted for under the equity method in 2015. The operating revenues of the wholly-owned subsidiaries owning these assets are included under "equity in earnings of associated companies", where they are reported net of operating and non-operating expenses.

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

The $11.2 million decrease in lease interest income from 2014 to 2015 is partly due to the inherent reduction over time in the amount of total lease receipts which are allocated to lease interest income, but also to reduced charter rates incorporated into the leases from July ,2015 onwards (see Note 23: Related party transactions) and the sale in 2015 of three Suezmax tankers (Front Glory, Front Splendour and Mindanao) and in 2014 of three VLCCs (Front Comanche, Front Commerce and Front Opalia), all of which were previously direct financing lease assets chartered to the Frontline Charterers.

The reduction in finance lease service revenue associated with the above sales of time-chartered vessels in 2015 and 2014, was offset by the increase in fixed vessel operating fees from $6,500 per day to $9,000 per day from July 1, 2015 onwards (see Note 23).

Prior to December 31, 2011, the Frontline Charterers paid us profit sharing of 20% of their earnings from our vessels on a time-charter equivalent basis above average threshold charter rates each fiscal year. Amendments to the charter agreements made in December 2011, increased the profit sharing percentage to 25% for earnings above those threshold levels, and additionally provided that for the four year period of the temporary reduction in charter rates, the Frontline Charterers would pay us 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day per vessel - this latter item is called "cash sweep" income. In 2014 we earned $32.7 million under these arrangements, all of which was cash sweep income. Following further amendments to the charter agreements effective from July 1, 2015 onwards, the profit sharing percentage was increased to 50% and the cash sweep arrangement was terminated. In 2015 we earned $19.9 million in cash sweep income, $37.2 million under the 50% profit share arrangement and nothing under the 25% profit share arrangement. We also had a profit sharing agreement relating to five Handysize dry bulk carriers chartered to UFC in 2015, which earned us $2.5 million, compared with $1.1 million in 2014.

During 2014, time-charter revenues were earned by nine container vessels, 14 dry bulk carriers and two car carriers. In 2015, we disposed of five 2,800 TEU container vessels and took delivery of three additional 8,700-9,500 TEU container vessels and eight Capesize dry bulk carriers operating under time-charters. The 73% increase in time-charter revenues from 2014 to 2015 is due to these additional vessels delivered in 2015, and two 8,700 TEU container vessels delivered in the second half of 2014.

Bareboat charter revenues are earned by our vessels which are leased under operating leases on a bareboat basis. In both 2014 and 2015, these consisted of four offshore support vessels, two chemical tankers, one jack-up drilling rig, and 11 container vessels. Total bareboat revenues were more or less unchanged from 2014 to 2015.

The Suezmax tankers Everbright and Glorycrown operated on a voyage charter basis in 2014 and 2015, earning $35.8 million in voyage charter revenues in 2015 (2014: $34.6 million).

Cash flows arising from direct financing leases

The following table analyzes our cash flows from the direct financing leases with the Frontline Charterers and Deep Sea during 2015 and 2014, and shows how they are accounted for:

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

Vessel operating expenses increased by only 1% from 2014 to 2015. Although we took delivery of eight Capesize dry bulk carriers and three container vessels operating on time charters in 2015, and also agreed an increase in fixed daily fees payable to Frontline Management from July 1, 2015 onwards, which all served to increase vessel operating expenses, there were reductions elsewhere due to the disposal of tankers in 2014 and 2015 and also considerably lower operating and voyage expenses for the two tankers operating in the spot market.

The increase in depreciation from 2014 to 2015 is primarily due to the delivery in 2014 of two newbuilding container vessels and the delivery in 2015 of eight dry bulk carriers and three newbuilding container vessels, partly offset by the disposal of five container vessels in 2015.

During 2015, a review of the carrying value of long-lived assets indicated that the carrying values of two of our offshore support vessels and two of our container vessels were impaired and an impairment charge was taken. In 2014, an impairment charge was made against five 2,800 TEU container vessels.

Administrative expenses, which include salaries, office costs, and fees for professional and administrative services, were lower in 2015 than 2014, principally due to lower salary costs.

Interest income

Interest income decreased from $40.5 million in 2014 to $39.1 million in 2015, mainly due to the absences in 2015 of $6.5 million interest received in 2014 on the loans provided by the Company to SFL West Polaris Limited, or SFL West Polaris, which was sold in 2014, and of $4.5 million interest received in 2014 on refunded shipyard instalment payments relating to four canceled newbuilding contracts, largely offset by a $9.4 million increase in interest received on Frontline loan notes, additional notes having been received in November 2014 on the termination of the charters on three VLCCs.

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

At December 31, 2015, the Company and its consolidated subsidiaries had total debt outstanding of $1.7 billion (2014: $1.7 billion) comprised of $64 million (NOK565 million) net outstanding principal amount of NOK floating rate bonds due 2017 (2014: $76 million, NOK572 million), $85 million (NOK758 million) net outstanding principal amount of NOK floating rate bonds due 2019 (2014: $119 million, NOK892 million), $118 million net outstanding principal amount of 3.75% convertible bonds (2014: $125 million), $350 million net outstanding principal amount of 3.25% convertible bonds (2014: $350 million) and $1.0 billion under floating rate secured long term credit facilities (2014: $1.1 billion). The average three-month US$ London Interbank Offered Rate, or LIBOR, was 0.32% in 2015 and 0.23% in 2014. Total interest expense in 2015 was $15.5 million less than in 2014, mainly due to reduced swap interest.

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

Other non-operating items

Other non-operating items amounted to a net gain $32.6 million (2014: net loss of $10.2 million). The net gain in 2015 consists of gains of $44.6 million on the sale of loan notes in Horizon Lines, LLC and share warrants in Horizon Lines, Inc., $28.9 million on the redemption of Frontline loan notes and $1.0 million on purchases of our own bonds, offset by a $20.6 million impairment loss on available-for-sale securities, a $13.2 million adverse mark-to-market valuation adjustment to non-designated interest rate swaps, $6.5 million cash payments on non-designated interest rate swaps and $1.6 million other costs (mainly bank and loan commitment fees). The net loss in 2014 consists of $7.7 million adverse mark-to-market valuation adjustments to non-designated interest rate swaps, $7.2 million cash payments on non-designated interest rate swaps, $1.4 million other costs, partly offset by a gain of $6.1 million on disposal of investment in an associated company.

Equity in earnings of associated companies

During 2014 and 2015, the Company had certain wholly-owned subsidiaries accounted for under the equity method (see Note 16: Investment in associated companies). The total equity in earnings of associated companies in 2015 was more or less the same as in 2014, with the $3.7 million increase in earnings from the newbuilding harsh environment jack-up drilling rig West Linus, delivered in February 2014, and the $2.6 million share of net income from Frontline during the period in 2015 when it was an equity accounted associate, substantially offset by the $4.6 million decrease in earnings from the drillship West Polaris, sold in December 2014, the $0.9 million decrease in earnings from West Hercules and West Taurus, associated with reducing finance lease interest income, and the $0.7 million decrease in earnings from two container vessels chartered in until the first quarter of 2014 (see Note 16).

Liquidity and Capital Resources

We operate in a capital intensive industry.  Our purchase of the tankers in the initial transaction with Frontline was financed through a combination of debt issuances, a deemed equity contribution from Frontline and borrowings from commercial banks.  Our subsequent acquisitions have been financed through a combination of our own equity and term loans and revolving credit facilities from commercial banks.  Providers of such borrowings generally require that the loans be secured by mortgages against the assets being acquired, and at December 31, 2016, substantially all of our vessels and drilling units are pledged as security. However, in common with many other companies, we also have unsecured borrowings as shown below. Providers of unsecured financing do so on the basis of the Company's assets and liabilities, cash flows, operating results and other factors, all of which affect the terms on which such unsecured financing is available. In general, unsecured financing is more expensive than borrowings secured against collateral.

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

Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short and long-term needs. This includes arranging borrowing facilities on a cost-effective basis. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Norwegian Kroner and Pound Sterling.

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

Our long-term liquidity requirements include funding the equity portion of investments in new vessels, and repayment of long-term debt balances, including those relating to the following loan agreements of the Company and its consolidated subsidiaries:

-    3.25% senior unsecured convertible bonds due 2018
-    NOK600 million senior unsecured bonds due 2017
-    NOK900 million senior unsecured bonds due 2019
-    5.75% senior unsecured convertible bonds due 2021
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

The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where the Company guarantees all or part of the loans, (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries and (iii) a first priority mortgage over the relevant collateral assets which includes substantially all of the vessels and the drilling units that are currently owned by the Company as at December 31, 2016, excluding three 1,700 TEU container vessels and a jack-up drilling rig.

At December 31, 2016, we had contractual commitments of $76.1 million relating to agreements to acquire newbuildings. In addition, one subsidiary had a lease liability totaling $122.4 million at December 31, 2016 related to the charter-in of a 19,200 TEU container vessel delivered in December 2016 and another subsidiary had contractual commitments totaling $203.0 million at December 31, 2016 relating to agreements to charter-in a 19,200 TEU container vessel on a 15 year bareboat charter of which $15.0 million represents the initial payment due on delivery of the vessel in 2017.

We expect that we will require additional borrowings or issuances of equity in the long term to meet our capital requirements.

As of December 31, 2016, we had cash and cash equivalents of $62 million (2015: $70 million). In addition, we had $204.6 million net available to draw under secured revolving credit facilities as of December 31, 2016. The availability of such amounts under the secured revolving credit facilities, which form a substantial part of our available liquidity, is subject to compliance with the loan covenants under the relevant agreements at the time of drawdown. Although we were in compliance with such loan covenants as of December 31, 2016, we cannot guarantee that we will be in compliance in the future, and the amounts may therefore not be available to draw, substantially reducing our available liquidity. In the year ended December 31, 2016, we generated cash of $230 million from operations and $39 million net from investing activities and used $277 million net in financing activities.

During the year ended December 31, 2016, we paid four dividends totaling $1.80 per common share (2015: four dividends totaling $1.74 per common share), or a total of $168 million (2015: $163 million). All dividends paid in 2016 and 2015 were cash payments. A substantial portion of our dividend capacity is generated from our leases with the Seadrill Charterers, and a renegotiation or termination of these leases as a result of Seadrill’s potential comprehensive restructuring, may have a material adverse effect on our ability to pay dividends to our shareholders in the future.

Borrowings

As of December 31, 2016, we had total short-term and long-term debt outstanding of $1.6 billion (2015: $1.7 billion).  In addition, as of December 31, 2016, our wholly-owned subsidiaries SFL Deepwater Ltd., or SFL Deepwater, SFL Hercules Ltd., or SFL Hercules, and SFL Linus Ltd., or SFL Linus, had long term debt of $248 million, $279 million, and $356 million, respectively (2015: $221 million, $256 million and $354 million, respectively). These three subsidiaries are accounted for using the equity method, as was our previously wholly-owned subsidiary SFL West Polaris and their outstanding long-term debt is not included in the long-term debt shown on our consolidated balance sheet.

The following table presents an overall summary of our borrowings as at December 31, 2016:

	December 31, 2016
(in millions of $)	Outstanding balance on loan	Net amount available to draw
Unsecured borrowings:
NOK600 million bonds due 2017	65.4	—
3.25% convertible bonds due 2018	184.2	—
NOK900 million bonds due 2019	87.8	—
5.75% convertible bonds due 2021	225.0	—
Total unsecured borrowings	562.4	—
Loan facilities secured with mortgages on vessels and rigs, including newbuildings	1,017.6	204.6
Total borrowings of Company and consolidated subsidiaries	1,580.0	204.6
Equity accounted subsidiaries: Loan facilities secured with mortgages on vessels and rigs	883.4	—
Total borrowings	2,463.4	204.6

As of December 31, 2016, there was $204.6 million net available to draw under secured revolving credit facilities. The availability of such amounts under the secured revolving credit facilities, which form a substantial part of our available liquidity, is subject to compliance with the loan covenants under the relevant agreements at the time of drawdown. Although we were in compliance with such loan covenants as of December 31, 2016, we cannot guarantee that we will be in compliance in the future, and the amounts may therefore not be available to draw, substantially reducing our available liquidity.

In March 2008, two subsidiaries entered into a $49 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers. In June 2011, the facility was amended, whereby part of the facility is available on a revolving basis. In November 2015, the term loan part of the facility was prepaid and canceled, and the commitment under the revolving part of the facility was reduced to $20 million in total. At December 31, 2016, the outstanding amount under this facility was $nil, and the available amount under the revolving part of the facility was $20 million. The facility bears interest of LIBOR plus a margin and has a term of ten years. The facility contains a minimum value covenant and is secured by the subsidiaries' assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees 30% of the outstanding debt. The facility contains covenants that require us to maintain certain minimum levels of free cash and adjusted book equity ratios.

In February 2010, a subsidiary entered into a $43 million secured term loan facility with a bank. The proceeds of the facility were used to partially finance the Suezmax tanker Glorycrown. At December 31, 2016, the amount outstanding under the facility was $23 million. The facility bears interest of LIBOR plus a margin and originally had a term of approximately five years. In November 2014, the terms of the loan were amended and restated, and the facility now matures in November 2019. The facility is secured by the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2010, a subsidiary entered into a $43 million secured term loan facility with a bank. The proceeds of the facility were used to partially finance the Suezmax tanker Everbright. At December 31, 2016, the amount outstanding under this facility was $23 million. The facility bears interest of LIBOR plus a margin and originally had a term of five years. In March 2015, the terms of the loan were amended and restated, and the facility now matures in March 2020. The facility is secured by the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In November 2010, two subsidiaries entered into a $54 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two Supramax dry bulk carriers. At December 31, 2016, the amount outstanding under this facility was $30 million. The facility bears interest at LIBOR plus a margin and has a term of eight years from delivery of the vessels. The facility is secured by the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2011, three subsidiaries entered into a $75 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of three Supramax dry bulk carriers. At December 31, 2016, the amount outstanding under this facility was $45 million. The facility bears interest at LIBOR plus a margin and has a term of approximately eight years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under the charters attached to the vessels or one year prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In May 2011, eight subsidiaries entered into a $171 million secured loan facility with a syndicate of banks. The facility is supported by China Export & Credit Insurance Corporation, or SINOSURE, which has provided an insurance policy in favor of the banks for part of the outstanding loan. The facility is secured by one 1,700 TEU container vessel and seven Handysize dry bulk carriers. At December 31, 2016, the amount outstanding under this facility was $110 million. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The facility is secured against the subsidiaries' assets and a guarantee from Ship Finance International Limited.

In October 2012, we issued NOK600 million senior unsecured bonds. The bonds bear interest at the three month Norwegian Interbank Offered Rate, or NIBOR, plus a margin and are redeemable in full in October 2017. Subsequent to the issue of the bonds, we have made net purchases of bonds with principal amounts totaling NOK35 million, which are being held as treasury bonds. At December 31, 2016, the amount outstanding was NOK565 million, equivalent to $65 million. The bonds may, in their entirety, be redeemed at our option from April 19, 2017, upon giving bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest.

In November 2012, two subsidiaries entered into a $53 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two car carriers. At December 31, 2016, the outstanding amount under this facility was $35 million. The facility bears interest at LIBOR plus a margin and has a term of five years from drawdown. The facility is secured against the subsidiaries' assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels or six months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In January 2013, we issued $350 million senior unsecured convertible bonds due 2018. In October 2016, we made net purchases of bonds with principal amounts totaling $166 million and at December 31, 2016, the amount outstanding was $184 million. Interest on the bonds is fixed at 3.25% per annum. The bonds are convertible into our common shares at any time up to ten business days prior to February 1, 2018. The conversion price at the time of issuance was $21.945 per share, representing a 33% premium on the share price at the time. Dividend distributions made since the issuance of the bonds have reduced the conversion price to $14.3886 per share. In conjunction with the bond issue, we have loaned up to 6,060,606 of our common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their positions. The shares lent by the Company were borrowed from Hemen Holding Ltd., our largest shareholder.

In March 2014, we issued NOK900 million senior unsecured bonds. The bonds bear interest at NIBOR plus a margin and are redeemable in full in March 2019. Subsequent to the issue of the bonds, we have made net purchases of bonds with principal amounts totaling NOK142 million, which are being held as treasury bonds. At December 31, 2016, the amount outstanding was NOK758 million, equivalent to $88 million. The bonds may, in their entirety, be redeemed at our option from September 19, 2018, upon giving bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest.

In June 2014, seven subsidiaries entered into a $45 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of seven 4,100 TEU container vessels. At December 31, 2016, the amount outstanding under this facility was $36 million, and the available amount under the revolving part of the facility was $9 million. The facility bears interest at LIBOR plus a margin and has a term of five years. The facility is secured against the subsidiaries' assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels, or six months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In August 2014, six subsidiaries entered into a $101 million secured term loan facility, secured against six offshore support vessels. At December 31, 2016, the amount outstanding under this facility is $55 million. The facility bears interest at LIBOR plus a margin and has a term of approximately five years. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also contains covenants that require Deep Sea to maintain certain minimum levels of liquidity, working capital, value adjusted equity and value adjusted equity ratios. One of the vessels was sold in February 2016 and the facility is now secured against the remaining five vessels.

In September 2014, two subsidiaries entered into a $20 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two 5,800 TEU container vessels. At December 31, 2016, the amount outstanding under this facility was $20 million. The facility bears interest at LIBOR plus a margin and has a term of five years. The facility is secured against the subsidiaries' assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In September 2014, two subsidiaries entered into a $128 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding 8,700 TEU container vessels, which were delivered in 2014. At December 31, 2016, the amount outstanding under this facility was $109 million. The facility bears interest at LIBOR plus a margin and has a term of seven years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or from the fifth anniversary of the drawdown under the facility, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In November 2014, two subsidiaries entered into a $128 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding 8,700 TEU container vessels, which were delivered in January 2015. At December 31, 2016, the amount outstanding under this facility was $113 million. The facility bears interest at LIBOR plus a margin and has a term of seven years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or six months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In December 2014, two subsidiaries entered into a $39 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two Kamsarmax dry bulk carriers. At December 31, 2016, the amount outstanding under this facility was $32 million. The facility bears interest at LIBOR plus a margin and has a term of approximately eight years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or 12 months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In June 2015, 17 wholly-owned subsidiaries entered into a $250 million secured revolving credit facility with a syndicate of banks, secured against 17 tankers chartered to Frontline Shipping. Four of the tankers were sold and delivered to their new owners before December 31, 2016, and the facility was secured against the remaining 13 tankers at December 31, 2016. At December 31, 2016, the amount outstanding under this facility was $40 million, and the amount available to draw was $176 million. The facility bears interest at LIBOR plus a margin and has a term of three years. The facility contains minimum value covenants and also covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In July 2015, eight subsidiaries entered into a $166 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of eight Capesize dry bulk carriers. At December 31, 2016, the amount outstanding under this facility was $146 million. The facility bears interest at LIBOR plus a margin and has a term of approximately seven years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains minimum value covenants and also covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In November 2015, three subsidiaries entered into a $210 million secured term loan facility with a syndicate of banks, to partly fund the acquisition of three newbuilding container vessels. One of the vessels was delivered in November 2015, and the other two were delivered in 2016. At December 31, 2016, the amount outstanding under this facility was $200 million. The facility bears interest at LIBOR plus a margin and has a term of five years from the delivery of each vessel. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or six months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In October 2016, we issued $225 million senior unsecured convertible bonds, all of which were outstanding at December 31, 2016. Interest on the bonds is fixed at 5.75% per annum. The bonds are convertible into our common shares and mature on October 15, 2021. The conversion rate at the time of issuance was 56.2596 common shares for each $1,000 bond, equivalent to a conversion price of approximately $17.7747 per share. The conversion rate will be adjusted for dividends in excess of $0.225 per common share per quarter. Dividend distributions made since the issuance of the bonds have increased the conversion rate to 58.0285, equivalent to a conversion price of approximately $17.2329 per share. In conjunction with the bond issue, we have loaned up to 8,000,000 of our common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their positions. The shares that were lent by the Company were initially borrowed from Hemen Holding Ltd., our largest shareholder. In November 2016, the Company issued 8,000,000 new shares to replace the shares borrowed from Hemen Holding Ltd.

In May 2013, our equity-accounted subsidiary SFL Hercules entered into a $375 million secured term loan and revolving credit facility with a syndicate of banks, secured against the ultra deepwater drilling rig West Hercules. At December 31, 2016, the amount outstanding under the facility was $279 million, and the available amount under the revolving part of the facility was $nil. The facility bears interest at LIBOR plus a margin, has a term of six years and is secured against the assets of SFL Hercules. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $75 million of the debt. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also contains covenants that require Seadrill to maintain certain minimum levels of liquidity, current ratios, interest cover ratios and adjusted equity ratios and a maximum leverage ratio.

In October 2013, our equity-accounted subsidiary SFL Deepwater entered into a $390 million secured term loan and revolving credit facility with a syndicate of banks, secured against the ultra deepwater drilling rig West Taurus. At December 31, 2016, the amount outstanding under the new facility was $248 million, and the available amount under the revolving part of the facility was $nil. The facility bears interest at LIBOR plus a margin, has a term of five years and is secured against the assets of SFL Deepwater. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $75 million of the debt. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also contains covenants that require Seadrill to maintain certain minimum levels of liquidity, current ratios, interest cover ratios and adjusted equity ratios and a maximum leverage ratio.

In October 2013, our equity-accounted subsidiary SFL Linus entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks. The proceeds of the facility were used to finance the acquisition of the newbuilding harsh environment jack-up drilling rig West Linus, which was delivered in February 2014. At December 31, 2016, the amount outstanding under the facility was $356 million, and the available amount under the revolving part of the facility was $nil. The facility bears interest at LIBOR plus a margin, has a term of approximately five years and is secured against the subsidiary's assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees $90 million of the debt. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also contains covenants that require Seadrill to maintain certain minimum levels of liquidity, current ratios, interest cover ratios and adjusted equity ratios and a maximum leverage ratio.

We were in compliance with all loan covenants as at December 31, 2016. Deep Sea and Seadrill were also in compliance with all applicable loan covenants in the facilities discussed above as at December 31, 2016. With Seadrill’s potential comprehensive restructuring, there is a risk that the Company, and Seadrill, may not be in compliance with the applicable loan covenants in the future and we would not be able to make further borrowings under such facilities. A chapter 11 filing by Seadrill or the Seadrill Charterers could trigger an event of default under such facilities. At December 31, 2016, the three-month U.S. dollar LIBOR was 0.998% and the three-month Norwegian kroner NIBOR was 1.17%.

Minimum Value Covenants

Most of our loan facilities are secured with mortgages on vessels and rigs. At December 31, 2016, we had borrowings totaling $1.2 billion with minimum value covenants which are tested on a regular basis, including $0.9 billion borrowings in wholly-owned subsidiaries accounted for under the equity method. These borrowings were secured against 30 vessels and rigs which had combined charter-free market values totaling approximately $1.9 billion. A reduction of 10% in charter-free market values in 2017 would not result in any material reduction in availability on revolving credit facilities, after scheduled loan repayments and prepayments in the year. In addition, at December 31, 2016, we had borrowings totaling $0.6 billion with minimum value covenants which are tested if there is a default under the charter under which the relevant vessels are employed. These borrowings were secured against 23 vessels which had combined charter-free market values totaling approximately $0.7 billion.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates. At December 31, 2016, the Company and its consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $935 million, whereby variable LIBOR interest rates excluding additional margins are swapped for fixed interest rates between 0.80% per annum and 4.15% per annum. We had also entered into interest rate/currency swap contracts, related to our bonds denominated in Norwegian kroner, with notional principal amounts of NOK600 million ($105 million) and NOK900 million ($151 million), respectively, whereby variable NIBOR interest rates including additional margin are swapped for fixed interest rates of 6.06% per annum and 6.03% per annum, respectively, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK5.69 = $1 and NOK5.96 = $1, respectively. In addition, one equity-accounted subsidiary had entered into interest rate swaps with a combined notional principal amount of $176 million at rates excluding margin of between 1.77% and 2.01% per annum. The overall effect of our swaps is to fix the interest rate on approximately $1.4 billion of our floating rate debt, including equity accounted subsidiaries, at December 31, 2016, at a weighted average interest rate of 4.16% per annum including margin.

The effect of the above swap contracts is to substantially reduce our exposure to interest rate and exchange rate fluctuations, further analysis of which is presented in Item 11 "Quantitative and Qualitative Disclosures about Market Risk".

At the date of this report, we were not party to any other derivative contracts.

Equity

In 2016, we issued a total of 36,575 new shares in order to satisfy options exercised by two officers and three employees of the Company. The exercise price of the options averaged $12.11 per share, resulting in a premium on issue of $0.2 million.

In November 2006, the Board of Directors approved a share option scheme, permitting the directors to grant options in the Company's shares to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, with a corresponding amount credited to additional paid in capital (see consolidated financial statements Note 22: Share option plan). The additional paid-in capital arising from share options granted was $0.4 million in 2016 (2015: $nil).

A reorganization of share capital was approved at the Annual General Meeting of the Company held in September 2016, in accordance with the Bermuda Companies Act. Following the reorganization, the Company's authorized share capital was adjusted to 150,000,000 shares of par value $0.01 each, prior to which it had been 125,000,000 shares of par value $1.00 each. As there were 93,504,575 shares issued and fully paid at the time of the reorganization, to reflect the decrease in the par value of each share from $1.00 to $0.01, $93 million was transferred from share capital to contributed surplus. The shares of par value $0.01 each rank pari passu in all respects with each other.

In November 2016, in conjunction with the Company's issue of a senior unsecured convertible bond loan totaling $225 million (see below), the Company issued 8,000,000 new shares of par value $0.01 each. The shares were issued at par value and have been loaned to an affiliate of one of the underwriters of the bond issue, in order to assist investors in the bonds to hedge their position.

In January 2013, we issued a senior unsecured convertible bond loan totaling $350 million (see "Borrowings" above). As required by ASC 470-20 "Debt with conversion and other options", we calculated the equity component of the bond, which was valued at $21 million and recorded in 2013 as additional paid-in capital. In October 2016, we purchased and canceled bonds with principal amounts totaling $166 million. The equity component of these extinguished bonds was valued at $9 million and this amount was deducted from additional paid-in capital.

In October 2016, we issued a senior unsecured convertible bond totaling $225 million (see "Borrowings" above). As required by ASC 470-20 "Debt with conversion and other options", we calculated the equity component of the bond, which was valued at $5 million and recorded as additional paid-in capital. .

Following the above transactions, as of December 31, 2016, our issued and fully paid share capital balance was $1 million, our additional paid-in capital was $283 million and our contributed surplus balance was $681 million.

Contractual Commitments

At December 31, 2016, we had the following contractual obligations and commitments:

	Payment due by period
	Less than 1 year	1–3 years	3–5 years	After 5 years	Total
	(in millions of $)
NOK600 million senior unsecured bonds due 2017	65.4	—	—	—	65.4
3.25% unsecured convertible bonds due 2018	—	184.2	—	—	184.2
NOK900 million senior unsecured bonds due 2019	—	87.8	—	—	87.8
5.75% unsecured convertible bonds due 2021	—	—	225.0	—	225.0
Floating rate long-term debt	109.5	317.3	404.5	186.3	1,017.6
Floating rate long-term debt in unconsolidated subsidiaries	97.7	785.7	—	—	883.4
Total debt repayments	272.6	1,375.0	629.5	186.3	2,463.4
Total interest payments (1)	111.3	152.3	66.0	7.4	337.0
Total vessel purchases (2)	76.1	—	—	—	76.1
Capital lease obligations	3.6	8.2	9.4	101.2	122.4
Interest on capital lease obligations	8.9	16.9	15.7	50.8	92.3
Charter commitments (3)	25.0	25.0	25.1	127.9	203.0
Total contractual cash obligations	497.5	1,577.4	745.7	473.6	3,294.2

(1)
Interest payments are based on the existing borrowings of both fully consolidated and equity-accounted subsidiaries. It is assumed that no further refinancing of existing loans takes place and that there is no repayment on revolving credit facilities. Interest rate swaps have not been included in the calculation. The interest has been calculated using the five year U.S. dollar swap of 1.9370%, the five year NOK swap of 1.45% and the exchange rate of NOK8.5948 = $1 as of April 11, 2017, plus agreed margins. Interest on fixed rate loans is calculated using the contracted interest rates.

(2)	Vessel purchase commitments relate to two newbuilding oil product tankers scheduled for delivery in 2017.

(3)
Charter commitments relate to the agreement to charter-in a 19,200 TEU newbuilding container vessel on 15 year bareboat charters, with payments commencing on delivery of the vessel. The vessel was delivered in March 2017 and has been chartered-out on a 15 year charter.

Research and development, patents and licenses etc.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

Trend information

Vessel prices have generally declined since their peak in 2008, and newbuilding prices remain low by historical standards. Prices for second-hand vessels remained at low levels for most of 2016, with prices for modern second-hand oil tankers and container vessels decreasing, while dry bulk vessel prices remained steady at very low levels.

The oil tanker market started a cyclical upswing in the second half of 2014, with spot charter rates in December 2015 reaching their highest levels since 2008. However, this trend was reversed in 2016, when the 6.5% increase in fleet capacity was not matched by a corresponding increase in demand. It is expected that this imbalance will be repeated in 2017, since capacity is projected to increase by more than 5% while demand is projected to increase by less than 1%. Thereafter, the historically low levels of newbuilding orders in 2016 are expected to lead to much firmer market fundamentals. The main factor that could improve the outlook for the tanker market is a sustained higher level of growth in the world economy and, although confidence in the short-term outlook is currently fragile, it is expected that the current low oil price will encourage growth in demand while it persists. Our tanker vessels on charter to Frontline Shipping are subject to long term charters that provide for both a fixed base charter-hire and profit sharing payments that apply once Frontline Shipping earns daily rates from our vessels that exceed certain levels. If rates for vessels chartered on the spot market increase, our profit sharing revenues will likewise increase for those vessels operated by Frontline Shipping in the spot market. We also have one Suezmax tanker currently employed in the spot market, which will benefit directly from any strength in spot charter rates.

For dry bulk carriers, 2016 was even weaker than 2015, with charter rates and asset values at all-time lows. Capacity supply continued to grow well in excess of demand. Charter rates are expected to remain at very low levels in 2017, with both fleet capacity and demand forecast to increase by around 2%. Although dry bulk trade has increased at an average rate in excess of 4% per annum over the past ten years, fleet capacity has grown by more than 8% per annum over the same period, as expectations of growth in China and other developing countries, coupled with optimism over the speed of economic recovery in Europe, led to excessive ordering from shipyards. China accounts for a substantial proportion of world tonnage demand, and the market for 2017 will depend critically on China's economic growth rate, which in turn is significantly dependent on worldwide economic growth.

Charter rates for container vessels remained at low levels throughout 2016. With capacity growth in 2017 predicted to be approximately 3% and growth in demand expected to be around 4%, surplus capacity is expected to persist and result in 2017 being another difficult year for the containership industry. Again, it is a return to higher economic growth rates which is needed before demand levels can rise sufficiently to reduce the current excess capacity and enable charter rates to increase. In this regard, there is particular uncertainty over how both "Brexit" and the trade policies of the recently inaugurated President Trump will affect patterns of world trade.

The dramatic reduction in the oil price since 2014 has reduced demand for offshore drilling units, and day rates and utilizations have declined considerably in the past three years, and are expected to continue declining in 2017. Many offshore exploration activities are not viable at the current price of between $50 and $55 per barrel, and if the price stays at this level it is inevitable that demand and day rates for drilling units will continue to decline. As a result, some owners/operators of drilling units have experienced financial difficulties in the past year, including breaking banking covenants and restructuring, and this is expected to continue. Three of our drilling units are employed under leases with the Seadrill Charterers, fully guaranteed by Seadrill. With the severe downturn in the demand for drilling units and Seadrill’s potential comprehensive restructuring, there is a significant risk that the leases with the Seadrill Charterers will be renegotiated at lower levels, or terminated. A significant portion of our net income and operating cash flows are generated from our leases with the Seadrill Charterers, and a renegotiation or termination of these leases may have a material adverse effect on our revenues, profitability and liquidity. Nevertheless, it is thought that the price of oil will have to increase over the coming years, and stabilize at a level which will encourage the replacement of reserves and enable OPEC countries to generate more revenue.

Interest rates have been at historically low levels since 2009, although indications are that U.S. dollar interest rates may continue the slow and moderate increase which began in 2016. We have effectively hedged most of our interest exposure on our floating rate debt through swap agreements with banks. Several of our charter contracts also include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding loan relating to the asset, effectively transferring the interest rate exposure to our counterparty under the charter contract.

Off balance sheet arrangements

At December 31, 2016, we were not party to any arrangements which may be considered to be off balance sheet arrangements.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors and the Chief Executive Officer and the Chief Financial Officer of our wholly owned subsidiary Ship Finance Management AS, who are responsible for overseeing our management.

Name	Age	Position
Hans Petter Aas	71	Director, Chairman of the Board and Audit Committee member
Kate Blankenship	52	Director of the Company and Chairperson of the Audit Committee
Paul Leand	51	Director of the Company
Harald Thorstein	37	Director of the Company
Bert Bekker	78	Director of the Company
Gary Vogel	51	Director of the Company
Ole B. Hjertaker	50	Chief Executive Officer of Ship Finance Management AS
Harald Gurvin	42	Chief Financial Officer of Ship Finance Management AS

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

Harald Thorstein has served as a director of the Company since September 2011. Mr. Thorstein is currently employed by Seatankers Consultancy Services (UK) Limited (previously Frontline Corporate Services) in London, prior to which he was employed in the Corporate Finance division of DnB NOR Markets, specializing in the offshore and shipping sectors. Mr. Thorstein has an MSc in Industrial Economics and Technology Management from the Norwegian University of Science and Technology. Mr. Thorstein has served as a director of Seadrill Partners LLC since 2012 and as Chairman of the Board of Directors of Deep Sea since May 2013.

Bert Bekker has served as a director of the Company since May 2015. Mr. Bekker has been in the heavy marine transport industry since 1978 when he co-founded Dock Express Shipping Rotterdam, the predecessor of Dockwise Transport. Mr. Bekker has served as a director of Wilh. Wilhelmsen Netherlands B.V. from July 2003 until the end of 2014. Mr. Bekker has also been serving as a director of Seadrill Partners since September 2012.

Gary Vogel has served as a director of the Company since December 2016. Mr Vogel is the Chief Executive Officer and a director of Eagle Bulk Shipping Inc, a U.S. listed owner and operator of dry bulk vessels. He has worked extensively both in the dry bulk market and capital markets, and was previously the Chief Executive Officer of Clipper Group in Denmark.

Ole B. Hjertaker has served Ship Finance Management AS as Chief Executive Officer since July 2009, prior to which he served as Chief Financial Officer from September 2006. Mr. Hjertaker also served Ship Finance Management AS as Interim Chief Financial Officer between July 2009 and January 2011. Prior to joining Ship Finance, Mr. Hjertaker was employed in the Corporate Finance division of DnB NOR Markets, a leading shipping and offshore bank. Mr. Hjertaker has extensive corporate and investment banking experience, mainly within the maritime/transportation industries. Mr. Hjertaker also serves as a director of NorAm Drilling Company AS, or NorAm Drilling.

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

B. COMPENSATION

During the year ended December 31, 2016, we paid to our directors and executive officers aggregate cash compensation of $2.5 million including an aggregate amount of $0.04 million for pension and retirement benefits. We reimburse directors for reasonable out of pocket expenses incurred by them in connection with their service to us.

In addition to cash compensation, during 2016 we also recognized an expense of $0.4 million relating to stock options issued to certain of our directors, officers and employees. During 2016, all of the 125,000 options outstanding at December 31, 2015, were exercised and 279,000 new options were issued. The new options vest over a three year period, with the first of them vesting in March 2017, and expire in March 2021. The exercise price of the options is currently $12.58 per share, and shall be reduced from time to time by the amount of any future dividend declared with respect to the common shares.

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

D. EMPLOYEES

We currently employ, and during the year ended December 31, 2016, employed, nine persons on a full-time basis. We have contracted with Frontline Management, Golden Ocean Management and other third parties for certain managerial responsibilities for our fleet, with Frontline Management for certain administrative services, including corporate services, and with Seatankers for certain advisory and support services.

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in our common shares as of April 13, 2017, are as follows:

Director or Officer	Beneficial interest in Common Shares of $1.00 each	Additional interest in options to acquire Common Shares which have vested	Percentage of Common Shares Outstanding
Hans Petter Aas	25,000	7,500	*
Paul Leand	60,334	5,833	*
Kate Blankenship	12,711	5,833	*
Harald Thorstein	—	5,833	*
Bert Bekker	—	3,333	*
Gary Vogel	—	—	*
Ole B. Hjertaker	91,840	26,333	*
Harald Gurvin	3,946	11,667	*

*    Less than one percent.

Share Option Scheme

In November 2006, our Board of Directors approved the Ship Finance International Limited Share Option Scheme. The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the Company per share in the period from the date of grant until the date the options are exercised. In March 2016, we issued 36,575 new shares to satisfy 125,000 options expiring in March 2016. The exercise price was $12.11 per share. In March 2016, 279,000 options were awarded to employees and board members pursuant to the Company's Share Option Scheme. The options vest over a three year period and have a five year term. The initial exercise price was $14.38 per share and the first options will be exercisable from March 2017.

Details of options to acquire common shares in the Company by our Directors and officers as of April 13, 2017, were as follows:

	Number of options
Director or Officer	Total	Vested	Exercise price	Expiration Date
Hans Petter Aas	22,500	7,500	$12.58	March 2021
Paul Leand	17,500	5,833	$12.58	March 2021
Kate Blankenship	17,500	5,833	$12.58	March 2021
Harald Thorstein	17,500	5,833	$12.58	March 2021
Bert Bekker	10,000	3,333	$12.58	March 2021
Ole B. Hjertaker	79,000	26,333	$12.58	March 2021
Harald Gurvin	35,000	11,667	$12.58	March 2021

In addition, as of April 13, 2017, Georgina Sousa, the Company Secretary, has options to acquire 10,000 shares in the Company at an exercise price of $12.58 per share, of which 3.333 options have vested. The options expire in March 2021. Ms. Sousa has been Company Secretary since December 2006 and also served as a Director of the Company from May 2015 until the Annual General Meeting held in September 2016, when she did not stand for re-election.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Ship Finance International Limited is indirectly controlled by another corporation (see below). The following table presents certain information as at April 13, 2017, regarding the ownership of our Common Shares with respect to each shareholder whom we know to beneficially own five percent or more of our outstanding Common Shares.

Owner	Number of Common Shares	Percent of Common Shares
Hemen Holding Ltd. (1)	28,679,293	30.67%
Farahead Investment Inc. (1)	5,400,000	5.77%

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

As at April 11, 2017, the Company had 430 holders of record in the United States, including Cede & Co., which is the Depositary Trust Company’s nominee for holding shares on behalf of brokerage firms, as a single holder of record. We had a total of 101,504,575 Common Shares outstanding as of April 11, 2017. In calculating the above percentages of common shares held by Hemen Holdings Ltd. and Farahead Investments Inc. we have excluded the 8,000,000 shares issued as part of a share lending arrangement relating to the October 2016 issue of 5.75% convertible bonds. These shares are owned by the Company and will be returned on or before the maturity of the bonds in 2021.

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

B. RELATED PARTY TRANSACTIONS

The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the NYSE in June 2004. A significant proportion of our assets were acquired from Frontline in 2004. The majority of our business continues to be transacted through contractual relationships between us and the following related parties, being companies in which Hemen and companies associated with Hemen have, or had, a significant direct or indirect interest:

-	Frontline (including Frontline Shipping and Frontline Shipping II, collectively the Frontline Charterers) (1)

-	Frontline 2012 Limited ("Frontline 2012") (1)

-	Seadrill

-	NADL

-	Golden Ocean (2)

-	United Freight Carriers ("UFC", which is a joint venture approximately 50% owned by Golden Ocean)

-	Deep Sea

-	Golar Management UK Limited ("Golar") (3)

-	Seatankers

-	Arcadia Petroleum Limited ("Arcadia")

-	NorAm Drilling

(1)	On November 30, 2015, Frontline and Frontline 2012 merged, leaving Frontline as the surviving legal entity and Frontline 2012 becoming a wholly-owned subsidiary of Frontline.

(2)	In March 2015, Golden Ocean merged with Knightsbridge Tankers Limited, leaving Knightsbridge Tankers Limited as the surviving legal entity and changing its name to Golden Ocean Group Limited.

(3)	From September 2014, Golar ceased to be a related party to the Company, following disassociation through the sale of shares held by a company associated with Hemen.

As of April 13, 2017, we charter 12 double-hull vessels to Frontline Shipping under long-term capital leases, most of which were given economic effect from January 1, 2004. At December 31, 2016, the balance of net investments in capital leases to Frontline Shipping was $391 million (2015: $467 million) of which $26 million (2015: $28 million) represented short-term maturities. As of December 31, 2016, we also chartered one double-hull vessel (Front Century) to Frontline Shipping, which was recorded as a held-for-sale asset, since we agreed in November 2016 to sell it to an unrelated party and terminate the charter on delivery of the vessel to its new owner, which occurred in March 2017. This vessel had a carrying value of $24 million at December 31, 2016.

On December 30, 2011, amendments were made to the original charter agreements relating to vessels then chartered to the Frontline Charterers, in terms of which we received a compensation payment of $106 million and agreed to a $6,500 per day reduction in the time charter rate of each vessel for the period from January 1, 2012, to December 31, 2015. Thereafter, the charter rates were to revert to the previously agreed daily amounts. On June 5, 2015, further amendments were made to the charter agreements, permanently reducing the daily time-charter rates to $20,000 per day for VLCCs and $15,000 per day for Suezmax tankers from July 1, 2015, onwards. The charters for three of the vessels were transferred from Frontline Shipping II to Frontline Shipping, which is now the charter counterparty for all of the vessels. As part of the amended agreement, Frontline was released from its guarantee obligations under the charters, and in exchange a cash reserve of $2 million per vessel has been built up in Frontline Shipping as security for their obligations under the charters. As compensation for the amendments entered into in June 2015 we received 55 million ordinary shares in Frontline, the fair value of which amounted to $150 million. Following the amendments effective from January 1, 2012, and then again from July 1, 2015, the leases were revised to reflect the compensation payment received and the reduction in future minimum lease payments to be received. In February 2016, Frontline enacted a 1-for-5 reverse stock split and our holding of Frontline now consists of 11 million ordinary shares. In the year ended December 31, 2016, the Company received dividend income totaling $11.6 million on these shares. As disclosed in Note 16 to the Consolidated Financial Statements ("Investment in Associated Companies") the dividend of $2.8 million received from Frontline in December 2015 was recorded against the carrying value of this investment.

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

The amendments to the charter agreements made on June 5, 2015, further increased the profit sharing percentage to 50% for earnings above the new time-charter rates with effect from July 1, 2015, and this arrangement is not subject to any constraints. Following the amendments, the profit share is calculated and payable on a quarterly basis. We earned $51 million under the 50% profit sharing agreement in 2016 (2015: $37 million; 2014: $nil).

The amendments to the charter agreements made on December 30, 2011, additionally provided that during the temporary reduction in charter rates, the Frontline Charterers would pay the Company 100% of any earnings on a TCE basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day per vessel. This arrangement was discontinued from July 1, 2015, when the amendments agreed in June 2015 became effective. In the year ended December 31, 2015, we earned and recognized $20 million revenue under this arrangement, which is also reported under "Profit sharing revenues" (2016: $nil, 2014: $33 million).

As of April 13, 2017, we charter two of our drilling units to two of the Seadrill Charterers under long-term capital leases, these units being owned by equity-accounted subsidiaries. At December 31, 2016, the balance of net investments in capital leases to the two Seadrill Charterers was $725 million (2015: $788 million), of which $63 million (2015: $64 million) represents short-term maturities.

As of April 13, 2017, we charter a harsh environment jack-up drilling rig to one of the Seadrill Charterers, which is a subsidiary of NADL, under a long-term capital lease, this rig being owned by an equity-accounted subsidiary. At December 31, 2016 the balance of the net investment in the capital lease to the subsidiary was $483 million (2015: $530 million) of which $50 million (2015: $47 million) represents short-term maturities. The obligations under the bareboat charter were originally guaranteed by NADL. In February 2015, amendments were made to the bareboat charter, whereby Seadrill replaced NADL as charter guarantor.

As of April 13, 2017, we charter five offshore support vessels on long-term bareboat charter to the Deep Sea Charterer. In July 2016, we agreed to amend the terms of the charters, which were scheduled to end between September 2019 and January 2020. Under the amended agreements, the charter rates have been temporarily reduced until May 2018, in exchange for extending the charter periods by three years and introducing a 50% profit share on charter revenues earned by the vessels above the new base charter rates, calculated on a time-charter equivalent basis. No profit sharing revenue was recognized under this arrangement in the year ended December 31, 2016 (2015: $nil). The previous charter guarantor was Deep Sea Supply AS, which was a joint venture owned 50% by Deep Sea and 50% by the Brazilian company BTG Pactual. In September 2016, Deep Sea acquired BTG Pactual's share in the joint venture and Deep Sea joined Deep Sea Supply AS as charter guarantor under the amended charter agreements. One of these vessels is accounted for as a capital lease, as was the offshore support vessel Sea Bear chartered to a subsidiary of Deep Sea before it was sold in February 2016. The other four offshore support vessels are operating lease assets. At December 31, 2016, the balance of net investments in capital leases to Deep Sea was $20 million (2015: $44 million), of which $3 million (2015: $9 million) represented short-term maturities. At December 31, 2016, the net book value of operating assets leased to Deep Sea was $79 million (2015: $88 million).

In the third quarter of 2015, we took delivery of eight Capesize dry bulk carriers, which we had acquired in the second quarter of 2015 from subsidiaries of Golden Ocean for a total cost of $272 million. The vessels were immediately chartered back to the Golden Ocean Charterer on ten year time charters, at rates of $17,600 per day for the first seven years and $14,900 per day thereafter. The performance under the charters is fully guaranteed by Golden Ocean. We will also receive a 33% profit share of revenues above these rates, although no profit sharing revenue was recognized under this arrangement in the year ended December 31, 2016 (2015: $nil). The charters for these vessels are classified as operating leases and at December 31, 2016, the net book value of these vessels was $250 million (2015: $266 million)

Until their short-term charters ended on the relevant dates during the year, we had up to six dry bulk carriers operating on time charters to UFC during 2016, which included profit sharing arrangements. In the year ended December 31, 2016, we earned $1 million under this arrangement (2015: $3 million; 2014: $1 million).

We pay Frontline Management a management fee of $9,000 per day per vessel for all vessels chartered to Frontline Shipping, apart from certain vessels where the fee is suspended while they are sub-chartered on a bareboat basis. This daily fee has been payable since July 1, 2015, when amendments to the charter agreement became effective, before which the fixed daily fee was $6,500 per day. We also have nine container vessels, 14 dry bulk carriers, two car carriers and two Suezmax tankers operating on time-charters or in the spot market, for which the supervision of the technical management is sub-contracted to Frontline Management. In the year ended December 31, 2016, management fees paid to Frontline Management amounted to $46 million (2015: $48 million; 2014: $48 million). The management fees are classified as vessel operating expenses.

We pay Golden Ocean Management a management fee of $7,000 per day per vessel for the eight vessels chartered to Golden Ocean. We also have nine container vessels and 14 dry bulk carriers operating on time charters, for which part of the operating management is sub-contracted to Golden Ocean Management. In the year ended December 31, 2016, fees payable to Golden Ocean Management amounted to approximately $21 million (2015: $9 million; 2014: $1 million).

We have an administrative services agreement with Frontline Management under which they provide us with certain administrative support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. In the year ended December 31, 2016, we paid Frontline Management $0.6 million for these services (2015: $0.5 million; 2014: $0.5 million).

In the year ended December 31, 2016, the Company paid $0.3 million to Seatankers Management Norway AS (2015: $0.4 million to Frontline Management AS; 2014: $0.4 million to Frontline Management AS) for the provision of office facilities in Oslo, and $0.2 million to Frontline Corporate Services Ltd (2015: $0.1 million to Arcadia; 2014: $0.1 million to Golar) for the provision of office facilities in London. Golar ceased to be a related party in September 2014.

We also have an agreement with Seatankers under which they provide us with certain advisory and support services. In the year ended December 31, 2016, we paid Seatankers $0.3 million for such services (2015: $nil; 2014: $nil).

We pay Frontline a management fee of 1.25% of chartering revenues relating to the Suezmax tankers Glorycrown and Everbright. In the year ended December 31, 2016, $0.4 million was paid to Frontline Management pursuant to this arrangement (2015: $0.4 million; 2014 $0.3 million).

We pay fees to Frontline Management for the management supervision of some of our newbuildings, which in 2016 amounted to $nil (2015: $0.1 million; 2014: $2.9 million).

In July 2016, we sold the VLCC Front Vanguard to an unrelated third party and received $0.3 million from Frontline as compensation for the early termination of the charter.

In February 2016, we sold the offshore support vessel Sea Bear to an unrelated third party and received compensation from Deep Sea for the early termination of the charter. The compensation was in the form of loan notes from Deep Sea, receivable over the approximately six remaining years of the canceled lease. The initial face value of the notes, on which interest at 7.25% is receivable, was $14.6 million and their initial fair value was determined to be $11.6 million.

On October 5, 2016, we issued a senior unsecured convertible bond loan totaling $225.0 million. In conjunction with the bond issue, we loaned up to 8,000,000 of our common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. The shares that we lent were initially borrowed from Hemen Holding Ltd., our largest shareholder, for a one-time loan fee of $120,000. In November 2016, we issued 8,000,000 new shares, to replace the shares borrowed from Hemen Holding Ltd., and received $80,000 from Hemen Holding Ltd.

In November 2016, we acquired approximately 12 million shares in NorAm Drilling for a consideration of approximately $0.7 million. This investment, on which no dividend was received in the year ended December 31, 2016, is included in "Available-for-sale securities". We also hold within "Available-for-sale securities" 5.7 million $1 senior secured corporate bonds in NorAm Drilling due 2019, on which interest amounting to $0.5 million was earned in the year ended December 31, 2016 (2015: $0.6 million; 2014: $0.7 million).

SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries of the Company, which are accounted for using the equity method. Ship Finance has agreements with SFL Deepwater, SFL Hercules and SFL Linus granting them loans of $145.0 million, $145.0 million and $125.0 million, respectively. The loans carry a fixed interest rate and are repayable in full on October 1, 2023, October 1, 2023 and June 30, 2029, respectively, or earlier if the companies sell their drilling units. Ship Finance is entitled to take excess cash from these companies, and such amounts are recorded within their current accounts with Ship Finance. The loan agreements specify that the balance on the current accounts will have no interest applied and will be settled by offset against the eventual repayments of the fixed interest loans. In the year ended December 31, 2016, the Company received interest income on these loans of $6.5 million from SFL Deepwater (2015: $6.5 million; 2014: $6.5 million), $6.5 million from SFL Hercules (2015: $6.5 million; 2014: $6.5 million) and $5.6 million from SFL Linus (2015: $5.6 million, 2014: $4.9 million) totaling $18.7 million. As at December 31, 2016, the combined bank borrowings of SFL Deepwater, SFL Hercules and SFL Linus amounted to $883.4 million and the Company guaranteed $240.0 million of this debt which is secured by first priority mortgages over the relevant rigs. In addition, the Company has assigned all claims it may have under secured loans granted by the Company to SFL Deepwater, SFL Hercules and SFL Linus, in favor of the lenders under the respective credit facilities.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

We and our ship-owning subsidiaries are routinely party, as plaintiff or defendant, to claims and lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of their vessels, in the ordinary course of business or in connection with acquisition activities. We believe that resolution of such claims will not have a material adverse effect on our operations or financial conditions.

Dividend Policy

Our Board of Directors adopted a policy in May 2004 in connection with our public listing, whereby we seek to pay a regular quarterly dividend, the amount of which is based on our contracted revenues and growth prospects. Our goal is to increase our quarterly dividend as we grow the business, but the timing and amount of dividends, if any, is at the sole discretion of our Board of Directors and will depend upon our operating results, financial condition, cash requirements, restrictions in terms of financing arrangements and other relevant factors, including Seadrill’s potential comprehensive restructuring.
.

We have paid the following cash dividends in 2012, 2013, 2014, 2015 and 2016:

Payment Date	Amount per Share
2012
March 28, 2012	$0.30
June 28, 2012	$0.39
September 28, 2012	$0.39
December 28, 2012	$0.39
December 28, 2012	$0.39	(1)

2013
June 28, 2013	$0.39
September 27, 2013	$0.39
December 30, 2013	$0.39

2014
March 28, 2014	$0.40
June 30, 2014	$0.41
September 30, 2014	$0.41
December 30, 2014	$0.41

2015
March 27, 2015	$0.42
June 30, 2015	$0.43
September 30, 2015	$0.44
December 30, 2015	$0.45

2016
March 30, 2016	$0.45
June 29, 2016	$0.45
September 29, 2016	$0.45
December 29, 2016	$0.45

(1)	This dividend was an accelerated dividend in respect of the fourth quarter of 2012.

On February 28, 2017, our Board of Directors declared a dividend of $0.45 per share which was paid in cash on March 30, 2017.

B. SIGNIFICANT CHANGES

None

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

The Company's common shares were listed on the NYSE on June 15, 2004, and commenced trading on that date under the symbol "SFL".

The following table sets forth, for each of the five most recent full financial years, the high and low closing prices for the common shares on the NYSE.

Fiscal year ended December 31,	High	Low
2016	$16.57	$10.31
2015	$17.69	$13.89
2014	$19.82	$13.11
2013	$17.78	$14.35
2012	$17.56	$9.34

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low closing prices for the common shares on the NYSE.

Fiscal year ended December 31, 2017	High	Low
First quarter	$15.95	$14.25

Fiscal year ended December 31, 2016	High	Low
First quarter	$16.57	$10.31
Second quarter	$16.17	$13.39
Third quarter	$15.78	$13.86
Fourth quarter	$15.00	$12.30

Fiscal year ended December 31, 2015	High	Low
First quarter	$16.01	$13.89
Second quarter	$17.38	$14.80
Third quarter	$17.10	$14.43
Fourth quarter	$17.69	$15.19

The following table sets forth, for the most recent six months, the high and low closing prices for the common shares on the NYSE.

	High	Low
March 2017	$15.15	$14.25
February 2017	$15.00	$14.25
January 2017	$15.95	$14.80
December 2016	$15.00	$14.30
November 2016	$14.55	$12.30
October 2016	$14.74	$12.65
September 2016	$15.45	$14.13

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not Applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum of Association of the Company has previously been filed as Exhibit 3.1 to the Company's Registration Statement on Form F-4 (Registration No. 333-115705) filed with the SEC on May 25, 2004, and is hereby incorporated by reference into this Annual Report.

At our 2013 Annual General Meeting the shareholders voted to amend our Bye-laws, principally those governing General Meetings, proceedings of the Board of Directors and delegation of its powers. These amended Bye-laws of the Company as adopted by shareholders on September 20, 2013, have previously been filed as Exhibit 1.3 to the Company's annual report on Form 20-F for the year ended December 31, 2014, filed with the SEC on April 9, 2015 and are hereby incorporated by reference to this Annual Report.

At our 2016 Annual General Meeting the shareholders voted to amend our Bye-laws to change the quorum requirement for General Meetings to two Members present in person or by proxy and entitled to vote (whatever the number of shares held by them). These amended Bye-laws of the Company as adopted by shareholders on September 23, 2016, have previously been filed as Exhibit 1 to the Company’s report on Form 6-K, filed with the SEC on September 29, 2016, and are hereby incorporated by reference to this Annual Report.

At our 2016 Annual General Meeting the shareholders approved the reorganization of the Company’s share capital which resulted in a reduction of the par value of the Company’s common shares from $1.00 to $0.01 and an increase in the number of authorized shares from 125,000,000 to 150,000,000.

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

C. MATERIAL CONTRACTS

The Company has not entered into any new material contracts since January 1, 2016, other than those entered in the ordinary course of business.

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

As discussed below, for the 2016 taxable year we believe the Company satisfied the Publicly-Traded Test, since on more than half the days in the taxable year we believe the Company's common shares were primarily and regularly traded on an established securities market in the United States, namely the NYSE.

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

The Publicly-Traded Test also requires our common shares be "regularly traded" on an established securities market.  Under the Treasury Regulations, our common shares are considered to be "regularly traded" on an established securities market if shares representing more than 50% of our outstanding common shares, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on the market, referred to as the "listing threshold." The Treasury Regulations further require that with respect to each class of stock relied upon to meet the listing threshold (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, which is referred to as the "trading frequency test", and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year (as appropriately adjusted in the case of a short taxable year), which is referred to as the "trading volume test."  Even if we do not satisfy both the trading frequency and trading volume tests, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if our common shares are traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in our common shares, such as the NYSE on which our common shares are listed.

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

For our 2016 taxable year, we do not believe that we were subject to the 5 Percent Override Rule and, therefore, we believe that we satisfied the Publicly-Traded Test. There are, however, factual circumstances beyond our control that could cause the Company to lose the benefit of the Section 883 exemption and thereby become subject to U.S. federal income tax on its U.S. source shipping income.  For example, Hemen owned approximately 36% of our outstanding common shares as of December 31, 2016.  There is, therefore, a risk that the Company could no longer qualify for exemption under Section 883 for a particular taxable year if other 5% Shareholders were, in combination with Hemen, to own 50% or more of the outstanding common shares of the Company on more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances as to the tax-exempt status of the Company or any of its subsidiaries.

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

U.S. Taxation of Our Other Income

In addition to our shipping operations, we charter drilling rigs to third parties who conduct drilling operations in various parts of the world.  Since we are not engaged in a trade or business in the United States, we do not expect to be subject to U.S. federal income tax on any of our income from such charters.

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

Although there is no legal authority directly on point, we believe that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering activities of our wholly-owned subsidiaries more likely than not constitutes services income, rather than rental income.  Correspondingly, we believe that such income does not constitute "passive income," and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC.  We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. This position is principally based upon the positions that (1) our time charter income will constitute services income, rather than rental income, and (2) Frontline Management and Golden Ocean Management, which provide services to certain of our time-chartered vessels, will be respected as separate entities from Frontline Shipping and the Golden Ocean Charterer, with which they are respectively affiliated.

We intend to take the position that we were not treated as a PFIC for our 2016 taxable year. For the 2017 taxable year and future taxable years, depending upon the relative amount of income we derive from our various assets as well as their relative fair market values, it is possible that we may be treated as a PFIC.

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

Taxation of U.S. Holders Making a Timely QEF Election

If we were to be treated as a PFIC for any taxable year and a U.S. Holder makes a timely QEF Election, which U.S. Holder we refer to as an Electing Holder, the Electing Holder must report each year for U.S. federal income tax purposes its pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder.  The Electing Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits.  Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed.  A U.S. Holder would make a QEF Election with respect to any taxable year that we are a PFIC by filing one copy of IRS Form 8621 with its U.S. federal income tax return.  To make a QEF Election, a U.S. Holder must receive annually certain tax information from us.  There can be no assurances that we will be able to provide such information annually.  An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares.

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

At December 31, 2016, the Company had entered into combined currency and interest rate swap contracts with a total notional principal of NOK600 million ($105 million), to hedge against fluctuations in interest and exchange rates on our NOK600 million floating rate unsecured bonds due 2017. Under these contracts, variable NIBOR interest rates including additional margin is swapped for fixed interest at an average of 6.06%, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK5.69 = $1. These contracts expire in October 2017 and we estimate that we would pay $39 million to terminate them as of December 31, 2016 (2015: pay $43 million).

Similarly, at December 31, 2016, the Company had entered into combined currency and interest rate swap contracts with a total notional principal of NOK900 million ($151 million), to hedge against fluctuations in interest and exchange rates on our NOK900 million floating rate unsecured bonds due 2019. Under these contracts, variable NIBOR interest rates including additional margin is swapped for fixed interest at an average of 6.03%, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK5.96 = $1. These contracts expire in March 2019 and we estimate that we would pay $50 million to terminate them as of December 31, 2016 (2015: pay $56 million).

At December 31, 2016, the Company and its consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $935 million at rates excluding margin over LIBOR of between 0.80% per annum and 4.15% per annum. In addition, one equity-accounted subsidiary had entered into interest rate swaps with a combined notional principal amount of $176 million at rates excluding margin over LIBOR of between 1.77% per annum and 2.01% per annum. The swap agreements mature between December 2017 and April 2023, and we estimate that we would pay $7 million to terminate these agreements as of December 31, 2016 (2015: pay $16 million).

The overall effect of our swaps is to fix the interest rate on approximately $1.4 billion of our floating rate debt at December 31, 2016, at a weighted average interest rate of 4.16% per annum including margin.

Several of our charter contracts contain interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on the outstanding loan, effectively transferring the interest rate exposure to the counterparty under the charter contract. At December 31, 2016, a total of $0.9 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity accounted subsidiaries. Of this, approximately $0.2 billion was also subject to interest rate swaps entered into for the benefit of the charterer, with the balance of $0.7 billion remaining on a floating rate basis.

At December 31, 2016, our net exposure, including equity-accounted subsidiaries, to interest rate fluctuations on our outstanding debt was $5 million, compared with $98 million at December 31, 2015. Our net exposure to interest fluctuations is based on our total of $2.1 billion floating rate debt outstanding at December 31, 2015, less the $1.4 billion notional principle of our interest rate swaps and the $0.7 billion remaining floating rate debt subject to interest adjustment clauses under charter contracts. A one per-cent change in interest rates would thus increase or decrease interest expense by approximately $50,000 per year as of December 31, 2016 (2015: $1.0 million).

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

Pursuant to Rules 13a-15(e) and 15d-15(e) of the Exchange Act, management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2016. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the evaluation date.

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act, as of December 31, 2016. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's internal controls over financial reporting were effective as of December 31, 2016.

c)	Attestation report of the registered public accounting firm

MSPC, Certified Public Accountants and Advisors, a Professional Corporation, our independent registered public accounting firm, has issued their attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2016. Such report appears on page F-2.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2016 and 2015 was MSPC. The following table sets forth the fees related to audit and other services provided by MSPC.

	2016	2015
Audit Fees (a)	$540,000	$540,000
Audit-Related Fees (b)	$117,000	$117,000
Tax Fees (c)	—	—
All Other Fees (d)	$50,367	$41,221
Total	$707,367	$698,221

(a)	Audit Fees
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

(e)	Audit Committee's Pre-Approval Policies and Procedures
Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X, that require the Board of Directors to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2016 and 2015 were approved by the Board of Directors pursuant to the pre-approval policy.

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

1.2*	Amended and Restated Bye-laws of the Company, as adopted on September 28, 2007, incorporated by reference to Exhibit 1 of the Company's 6-K filed on October 22, 2007.

1.3*	Amended and Restated Bye-laws of the Company, as adopted on September 20, 2013, incorporated by reference to Exhibit 1.3 of the Company's 2014 Annual Report filed on Form 20-F on April 9, 2015.

1.4*	Amended and Restated Bye-laws of the Company, as adopted on September 23, 2016, incorporated by reference to Exhibit 1 of the Company's Form 6-K filed on September 29, 2016.

2.1*	Form of Common Stock Certificate of the Company, incorporated by reference to Exhibit 4.1 of the Company's Original Registration Statement.

4.1*	Form of Performance Guarantee dated January 1, 2004, issued by Frontline Ltd, incorporated by reference to Exhibit 10.3 of the Company's Original Registration Statement.

4.2*	Amendment No. 4 to Performance Guarantee dated January 1, 2004, incorporated by reference to Exhibit 4.3 of the Company's 2009 Annual Report as filed on Form 20-F on April 1, 2010.

4.3*	Form of Time Charter, incorporated by reference to Exhibit 10.4 of the Company's Original Registration Statement.

4.4*	Form of Vessel Management Agreements, incorporated by reference to Exhibit 10.5 of the Company's Original Registration Statement.

4.5*	Form of Charter Ancillary Agreement dated January 1, 2004, incorporated by reference to Exhibit 10.6 of the Company's Original Registration Statement.

4.6*	Addendum No. 6 to Charter Ancillary Agreement dated January 1, 2004, incorporated by reference to Exhibit 4.8 of the Company's 2009 Annual Report as filed on Form 20-F on April 1, 2010.

4.7*	Amendments dated August 21, 2007, to the Charter Ancillary Agreements, incorporated by reference to Exhibit 4.8 of the Company's 2007 Annual Report as filed on Form 20-F on March 17, 2008.

4.8*	New Administrative Services Agreement dated November 29, 2007, incorporated by reference to Exhibit 4.10 of the Company's 2007 Annual Report as filed on Form 20-F on March 17, 2008.

4.9*	Share Option Scheme, incorporated by reference to Exhibit 2.2 of the Company's 2006 Annual Report as filed on Form 20-F on July 2, 2007.

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

4.18*	Amended and Restated Charter Ancillary Agreement among the Company, the vessel owning subsidiaries of the Company, Frontline Ltd. and Frontline Shipping Limited, dated June 5, 2015.

4.19*
Base Indenture relating to Ship Finance International Callable Senior Unsecured Bond Issue 2016/2021 dated October 5, 2016, incorporated by reference to Exhibit 99.2 of the Company’s report on Form 6-K filed on October 7, 2016.

4.20*
First Supplemental Indenture to Ship Finance International Callable Unsecured Bond Issue 2016/2021 dated October 5, 2016, incorporated by reference to Exhibit 99.3 of the Company’s report on Form 6-K filed on October 7, 2016.

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

SHIP FINANCE INTERNATIONAL LIMITED
(Registrant)

Date:	April 13, 2017	By:	/s/ Harald Gurvin
Harald Gurvin
Principal Financial Officer

Ship Finance International Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Ship Finance International Limited

We have audited the accompanying consolidated balance sheets of Ship Finance International Limited and subsidiaries (the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2016. We also have audited the Company's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's annual report on internal controls over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ship Finance International Limited and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ MSPC
Certified Public Accountants and Advisors,
A Professional Corporation
New York, New York
April 13, 2017

Ship Finance International Limited

 CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2016, 2015 and 2014
(in thousands of $, except per share amounts)

	2016	2015	2014
Operating revenues
Direct financing lease interest income - related parties	22,850	34,193	45,363
Direct financing and sales-type lease interest income - other	331	—	—
Finance lease service revenues - related parties	44,523	46,460	46,488
Profit sharing revenues - related parties	51,470	59,607	33,756
Profit sharing revenues - other	74	—	—
Time charter revenues - related parties	55,265	30,319	10,039
Time charter revenues - other	171,483	130,459	83,013
Bareboat charter revenues - related parties	10,075	12,596	16,364
Bareboat charter revenues - other	34,964	55,419	53,407
Voyage charter revenues - other	19,329	35,783	34,608
Other operating income	2,587	1,904	4,449
Total operating revenues	412,951	406,740	327,487
(Loss)/gain on sale of assets and termination of charters, net	(167)	7,364	23,931
Operating expenses
Vessel operating expenses - related parties	67,221	56,939	49,170
Vessel operating expenses - other	68,795	63,892	70,300
Depreciation	94,293	78,080	67,393
Vessel impairment charge	5,314	42,410	11,800
Administrative expenses - related parties	1,443	1,032	965
Administrative expenses - other	7,629	5,705	6,644
Total operating expenses	244,695	248,058	206,272
Net operating income	168,089	166,046	145,146
Non-operating income / (expense)
Interest income – related parties, associated companies	18,675	18,672	24,464
Interest income – related parties, other	897	13,395	4,029
Interest income - other	2,164	7,075	11,958
Interest expense - other	(71,843)	(70,583)	(86,081)
(Loss)/gain on purchase of bonds	(8,802)	1,007	(21)
Gain on sale of investment in associated company	—	—	6,055
Gain on redemption of loan notes - related parties	—	28,904	—
Gain on sale of loan notes and share warrants - other	—	44,552	—
Available-for-sale securities impairment charge	—	(20,552)	—
Dividend income - related parties	11,550	—	—
Other financial items, net	(2,089)	(21,289)	(16,232)
Net income before equity in earnings of associated companies	118,641	167,227	89,318
Equity in earnings of associated companies	27,765	33,605	33,497
Net income	146,406	200,832	122,815
Per share information:
Basic earnings per share	$1.57	$2.15	$1.32
Weighted average number of shares outstanding, basic	93,497	93,450	93,331
Diluted earnings per share	$1.50	$1.88	$1.24
Weighted average number of shares outstanding, diluted	108,040	119,008	116,747
Cash dividend per share declared and paid	$1.80	$1.74	$1.63
The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31, 2016, 2015 and 2014
(in thousands of $)

	2016	2015	2014
Comprehensive income, net of tax
Net income	146,406	200,832	122,815
Fair value adjustments to hedging financial instruments	9,702	27,154	(351)
Fair value adjustments to hedging financial instruments in associated companies	1,150	158	(5)
Reclassification into net income of previous fair value adjustments to hedging financial instruments	—	(1,348)	(4,504)
Fair value adjustments to available-for-sale securities	(93,406)	981	(8,355)
Reclassification into net income of previous fair value adjustments to available-for-sale securities	—	20,552	—
Other items of comprehensive (loss)/income	(38)	(136)	(179)
Other comprehensive (loss)/income, net of tax	(82,592)	47,361	(13,394)
Comprehensive income	63,814	248,193	109,421

The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited
CONSOLIDATED BALANCE SHEETS
as of December 31, 2016 and 2015
(in thousands of $)

	2016	2015
ASSETS
Current assets
Cash and cash equivalents	62,382	70,175
Available-for-sale securities	118,489	199,594
Trade accounts receivable	3,549	2,057
Due from related parties	17,519	45,659
Other receivables	11,370	10,441
Inventories	5,083	5,056
Prepaid expenses and accrued income	3,608	5,790
Investment in direct financing and sales-type leases, current portion	32,220	37,145
Assets held for sale	24,097	—
Financial instruments (short-term): at fair value	110	—
Total current assets	278,427	375,917
Vessels and equipment, net	1,737,169	1,641,317
Newbuildings	33,447	40,149
Investment in direct financing and sales-type leases, long-term portion	523,815	474,298
Investment in associated companies	130	84,615
Loans to related parties - associated companies, long-term	330,087	387,712
Receivables from related parties - others, long-term	9,268	—
Other long-term assets	18,992	27,746
Financial instruments (long-term): at fair value	6,042	800
Total assets	2,937,377	3,032,554
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	174,900	208,031
Trade accounts payable	1,229	835
Due to related parties	850	416
Accrued expenses	13,800	12,646
Financial instruments (short-term): at fair value	39,309	—
Other current liabilities	8,882	17,037
Total current liabilities	238,970	238,965
Long-term liabilities
Long-term debt	1,377,974	1,426,174
Financial instruments (long-term): at fair value	61,456	113,642
Other long-term liabilities	124,882	11,963
Total liabilities	1,803,282	1,790,744
Commitments and contingent liabilities
Stockholders' equity
Share capital ($0.01 par value; 150,000,000 shares authorized; 101,504,575 shares issued and outstanding at December 31, 2016). ($1.00 par value; 125,000,000 shares authorized; 93,468,000 shares issued and outstanding at December 31, 2015).	1,015	93,468
Additional paid-in capital	282,502	285,859
Contributed surplus	680,703	588,133
Accumulated other comprehensive loss	(84,779)	(1,037)
Accumulated other comprehensive loss – associated companies	(976)	(2,126)
Retained earnings	255,630	277,513
Total stockholders' equity	1,134,095	1,241,810
Total liabilities and stockholders' equity	2,937,377	3,032,554
The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited
 CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2016, 2015 and 2014
(in thousands of $)

	2016	2015	2014
Operating activities
Net income	146,406	200,832	122,815
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	94,293	78,080	67,393
Vessel impairment charge	5,314	42,410	11,800
Available-for-sale securities impairment charge	—	20,552	—
Amortization of deferred charges	10,972	11,613	11,271
Amortization of seller's credit	(1,324)	(1,904)	(1,903)
Equity in earnings of associated companies	(27,765)	(33,605)	(33,497)
Loss/(gain) on sale of assets and termination of charters	167	(7,364)	(23,931)
Gain on sale of investment in associated company	—	—	(6,055)
Gain on redemption of Horizon loan notes and warrants	—	(44,552)	—
Gain on redemption of Frontline loan notes	—	(28,904)	—
Adjustment of derivatives to fair value recognized in net income	(4,399)	13,278	7,699
Loss/(gain) on repurchase of bonds	8,802	(1,007)	21
Interest receivable in form of notes	(633)	(2,182)	(3,197)
Other, net	365	(1,134)	(458)
Changes in operating assets and liabilities
Trade accounts receivable	(1,492)	1,196	5,109
Due from related parties	8,433	14,105	(20,634)
Other receivables	(856)	(840)	(9,418)
Inventories	(27)	(2,529)	(320)
Prepaid expenses and accrued income	2,181	(715)	(1,104)
Trade accounts payable	394	(1,572)	(1,095)
Accrued expenses	1,046	(5,302)	4,358
Other current liabilities	(11,804)	7,945	3,547
Net cash provided by operating activities	230,073	258,401	132,401
Investing activities
Repayments from investments in direct financing and sales-type leases	30,410	35,946	43,120
Additions to newbuildings	(188,142)	(223,109)	(202,333)
Purchase of vessels	—	(273,552)	(192,864)
Proceeds from sale of vessels and termination of charters	29,102	42,275	199,429
Proceeds from sale of investment in associated company	—	111,095	—
Proceeds from redemption of Horizon loan notes and warrants	—	71,681	—
Proceeds from redemption of Frontline loan notes	—	112,687	—
Net amounts received from/(paid to) associated companies	193,517	(62,083)	88,585
Proceeds from repayment of investment loan (included in other receivables)	—	—	50,000
Other investments and long-term assets, net	(25,488)	(20,722)	(7,877)
Net cash provided by/(used in) investing activities	39,399	(205,782)	(21,940)
Financing activities
Proceeds from shares issued, net of issuance costs	323	675	927
Payments in lieu of issuing shares for exercised share options	—	—	(1,196)
Repurchase of bonds	(296,800)	(23,787)	(75,262)
Proceeds from issuance of short-term and long-term debt	522,000	595,305	733,632
Repayments of short-term and long-term debt	(329,303)	(435,706)	(616,783)
Debt fees paid	(5,099)	(7,155)	(7,460)
Repayments of lease obligation liability	(97)	—	—
Cash dividends paid	(168,289)	(162,594)	(152,142)
Net cash used in financing activities	(277,265)	(33,262)	(118,284)
Net (decrease)/increase in cash and cash equivalents	(7,793)	19,357	(7,823)
Cash and cash equivalents at start of the year	70,175	50,818	58,641
Cash and cash equivalents at end of the year	62,382	70,175	50,818
Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	65,184	68,215	82,524
 The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2016, 2015 and 2014
(in thousands of $, except number of shares)

	2016	2015	2014
Number of shares outstanding
At beginning of year	93,468,000	93,404,000	93,260,000
Shares issued	8,036,575	64,000	144,000
At end of year	101,504,575	93,468,000	93,404,000
Share capital
At beginning of year	93,468	93,404	93,260
Shares issued	117	64	144
Transfer arising from reduction in par value of issued shares	(92,570)	—	—
At end of year	1,015	93,468	93,404
Additional paid-in capital
At beginning of year	285,859	285,248	285,632
Payments in lieu of issuing shares	—	—	(1,196)
Amortization of stock-based compensation	403	—	29
Shares issued	206	611	783
Equity component of convertible bond issuance due 2021	4,551	—	—
Adjustment to equity component of convertible bond issuance due 2018 arising from reacquisition of bonds	(8,517)	—	—
At end of year	282,502	285,859	285,248
Contributed surplus
At beginning of year	588,133	586,089	581,569
Transfer arising from reduction in par value of issued shares	92,570	—	—
Amortization of deferred equity contributions	—	2,044	4,520
At end of year	680,703	588,133	586,089
Accumulated other comprehensive loss
At beginning of year	(1,037)	(48,240)	(34,851)
Gain on hedging financial instruments reclassified into earnings	—	(1,348)	(4,504)
Fair value adjustments to hedging financial instruments	9,702	27,154	(351)
Loss on available-for-sale securities reclassified into earnings	—	20,552	—
Fair value adjustments to available-for-sale securities	(93,406)	981	(8,355)
Other comprehensive loss	(38)	(136)	(179)
At end of year (for breakdown see below)	(84,779)	(1,037)	(48,240)
Accumulated other comprehensive loss – associated companies
At beginning of year	(2,126)	(2,284)	(2,279)
Fair value adjustment to hedging financial instruments	1,150	158	(5)
At end of year (consists entirely of fair value adjustments to hedging financial instruments)	(976)	(2,126)	(2,284)
Retained earnings
At beginning of year	277,513	239,275	268,602
Net income	146,406	200,832	122,815
Dividends declared	(168,289)	(162,594)	(152,142)
At end of year	255,630	277,513	239,275
Total stockholders' equity	1,134,095	1,241,810	1,153,492

Accumulated other comprehensive loss	2016	2015	2014
Fair value adjustments to hedging financial instruments	(5,457)	(15,159)	(40,965)
Fair value adjustments to available-for-sale securities	(78,960)	14,446	(7,087)
Other items	(362)	(324)	(188)
Accumulated other comprehensive loss	(84,779)	(1,037)	(48,240)
The accompanying notes are an integral part of these consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Notes to the Consolidated Financial Statements

1.	GENERAL

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

As of December 31, 2016, the Company owned 11 very large crude oil carriers ("VLCCs"), four Suezmax crude oil carriers, eight Capesize dry bulk carriers, five Supramax dry bulk carriers, seven Handysize dry bulk carriers, two Kamsarmax dry bulk carriers, 20 container vessels, two car carriers, two jack-up drilling rigs, two ultra-deepwater drilling units, five offshore support vessels and two chemical tankers. The two ultra-deepwater drilling units and one of the jack-up drilling rigs referred to above are owned by wholly-owned subsidiaries of the Company that are accounted for using the equity method (see Note 16: Investment in associated companies). At December 31, 2016, the Company had also contracted to acquire two product tankers scheduled for delivery in 2017. In addition, the Company has entered into agreements to charter-in two 19,200 twenty-foot equivalent units ("TEU") newbuilding container vessels on a long-term bareboat basis, one of which was delivered from the shipyard in December 2016, with the other delivered in March 2017. At December 31, 2016, one of the VLCCs was being classified as a "held for sale" asset.

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

Investments in associated companies

Investments in companies over which the Company exercises significant influence but which it does not consolidate are accounted for using the equity method. The Company records its investments in equity-method investees on the consolidated balance sheets as "Investment in associated companies" and its share of the investees' earnings or losses in the consolidated statements of operations as "Equity in earnings of associated companies." At December 31, 2016, two ultra-deepwater drilling units and one jack-up drilling rig are owned by three wholly-owned subsidiaries of the Company that are accounted for using the equity method.

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

Amounts receivable from profit sharing arrangements with Frontline Shipping Limited ("Frontline Shipping") and also previously Frontline Shipping II Limited ("Frontline Shipping II"), which are related parties, are accrued based on amounts earned at the reporting date. Such profit share income has two elements:

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

- Cash sweep: The charter agreements effective from January 1, 2012, were essentially the continuation of previous agreements amended to temporarily reduce the time-charter rates by $6,500 per day for the four year period commencing January 1, 2012. The agreements additionally provided that during the four year period Frontline Shipping and Frontline Shipping II would pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day per vessel. This arrangement was terminated with effect from July 1, 2015 (see Note 23: Related party transactions).

As detailed in Note 23: Related party transactions, the Company also has, or has had, profit sharing arrangements with related parties Golden Ocean Group Limited ("Golden Ocean"), Deep Sea Supply Plc ("Deep Sea") and United Freight Carriers ("UFC"). Amounts receivable under these arrangements are accrued on the basis of amounts earned at the reporting date.

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

Available-for-sale securities

Available-for-sale securities held by the Company consist of share investments and interest-earning listed and unlisted corporate bonds. Any premium paid on their acquisition is amortized over the life of the bond. Available-for-sale securities are recorded at fair value, with unrealized gains and losses recorded as a separate component of other comprehensive income. If circumstances arise which lead the Company to believe that the issuer of a corporate bond may be unable meet its payment obligations in full, or that the fair value at acquisition of the share investment or corporate bond may otherwise not be fully recoverable, then to the extent that a loss is expected to arise that unrealized loss is recorded as an impairment in the statement of operations, with an adjustment if necessary to any unrealized gains or losses previously recorded in other comprehensive income.

The fair value of unlisted corporate bonds is determined from an analysis of projected cash flows, based on factors including the terms, provisions and other characteristics of the bonds, credit ratings and default risk of the issuing entity, the fundamental financial and other characteristics of that entity, and the current economic environment and trading activity in the debt market.

Trade accounts receivable

The amount shown as trade accounts receivable at each balance sheet date includes receivables due from customers for hire of vessels and offshore related assets, net of allowance for doubtful balances. At each balance sheet date, all potentially uncollectable accounts are assessed individually to determine any allowance for doubtful receivables. At December 31, 2016 and 2015, no provision was made for doubtful receivables.

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

Impairment of long-lived assets, including other long-term investments

The carrying value of long-lived assets, including other long-term investments, that are held by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For vessels, such indicators may include historically low spot charter rates and second hand vessel values. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition, taking into account the possibility of any existing medium and long-term charter arrangements being terminated early. If the future expected net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the carrying value of the asset and its fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell. The Company carried out a review of the carrying value of its vessels, drilling rigs and long-term investments in the year ended December 31, 2016, and concluded that the carrying value of one container vessel was impaired and a charge was taken against this vessel. In the year ended December 31, 2015, reviews of the carrying value of long-lived assets indicated that two container vessels and two off-shore supply vessels were impaired, and charges were taken against those assets. In the year ended December 31, 2014, reviews of the carrying value of long-lived assets indicated that the carrying value of five container vessels were impaired, and charges were taken against those assets, which were sold in 2015.

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

Recently Adopted Accounting Standards

During the period, the Company adopted ASU 2015-03 "Interest - Imputation of Interest, (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs", which requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts and premiums. This ASU is effective for fiscal years beginning after December 15, 2015, and is effective retrospectively. As a result, at December 31, 2016, $27.1 million (December 31, 2015: $32.3 million) of debt issuance costs have been reclassified from Non-Current Assets to Non-Current Liabilities as a direct deduction from long-term debt (see Note 19 - Long-Term Debt).

3.	RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 "Revenue from Contracts with Customers" which will replace almost all existing revenue recognition guidance in U.S. GAAP and is intended to improve and converge with international standards the financial reporting requirements for revenue from contracts with customers. The core principle of ASU 2014-09 is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. ASU 2014-09 was effective for reporting periods and interim periods beginning on or after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 "Deferral of the Effective Date" to delay the implementation of ASU 2014-09 by one year, in response to feedback from preparers, practitioners and users of financial statements. Accordingly, ASU 2014-09 is now effective for reporting periods and interim periods beginning on or after December 15, 2017. The Company is in the process of considering the impact of the standard on its consolidated financial statements and expects to complete the assessment during fiscal year 2017. For vessels operating on voyage charters, we expect to continue recognizing revenue over time. The time period over which revenue will be recognized is still being determined and, depending on the final conclusion, each period’s voyage results could differ materially from the same period’s voyage results recognized based on the present revenue recognition guidance. However, the total voyage results recognized over all periods would not change. The adoption of the standard is not expected to have a material impact on other income, primarily income earned from the commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties and third parties.

In January 2016, the FASB issued ASU 2016-01 "Recognition and Measurement of Financial Assets and Financial Liabilities" to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 particularly relates to the fair value and impairment of equity investments, financial instruments measured at amortized cost, and the use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU 2016-01 is effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is only permitted for certain particular amendments within ASU 2016-01, where financial statements have not yet been issued. ASU 2016-01 will require the Company to recognize any changes in the fair value of certain equity investments in net income. These changes are currently recognized in other comprehensive income.

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

In March 2016, the FASB issued ASU 2016-09 "Compensation - Stock Compensation" to introduce improvements to employee share-based payment accounting. ASU 2016-09 simplifies several aspects of the accounting for share-based payment award transactions, including the income tax consequences, the classification of awards as either equity or liabilities and the classification on the statement of cash flows. ASU 2016-09 is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The impact on the consolidated financial statements of the Company will depend on the facts and circumstances of any specific future transactions.

In March 2016, the FASB issued ASU 2016-07 "Investments - Equity Method and Joint Ventures" to simplify the transition to the equity method of accounting. ASU 2016-07 eliminates the requirement that when an investment qualifies for the use of the equity method as a result of an increase in the level of ownership, the investor must adjust the investment, results of operations and retained earnings retrospectively as if the equity method had been in effect during all previous periods in which the investment had been held. ASU 2016-07 is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The impact on the consolidated financial statements of the Company will depend on the facts and circumstances of any specific future transactions.

In June 2016, the FASB issued ASU 2016-13 "Financial Instruments - Credit Losses" to introduce new guidance for the accounting for credit losses on instruments within its scope. ASU 2016-13 requires among other things, the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 is effective for fiscal years and interim periods beginning after December 15, 2019. Early adoption is permitted. The Company is currently assessing the impact of ASU 2016-13 on its consolidated financial position, results of operations and cash flows.

In August 2016, the FASB issued ASU 2016-15 "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments", to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. It addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years with early adoption permitted. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is currently assessing the impact of ASU 2016-15 on its statement of consolidated cash flows.

In January 2017, the FASB issued ASU 2017-01 "Business Combinations (Topic 805) -Clarifying the Definition of a Business" which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 is required to be applied prospectively and will be effective for the Company beginning January 1, 2018. The impact on the consolidated financial statements of the Company will depend on the facts and circumstances of any specific future transactions.

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

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31
(in thousands of $)	2016	2015	2014
Basic:
Net income available to stockholders	146,406	200,832	122,815
Diluted:
Net income available to stockholders	146,406	200,832	122,815
Interest and other expenses attributable to convertible bonds	15,310	22,449	22,431
Net income assuming dilution	161,716	223,281	145,246

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31
(in thousands)	2016	2015	2014
Basic earnings per share:
Weighted average number of common shares outstanding	93,497	93,450	93,331
Diluted earnings per share:
Weighted average number of common shares outstanding	93,497	93,450	93,331
Effect of dilutive share options	—	23	84
Effect of dilutive convertible debt	14,543	25,535	23,332
Weighted average number of common shares outstanding assuming dilution	108,040	119,008	116,747

The weighted average number of common shares outstanding excludes 8,000,000 shares issued as part of a share lending arrangement relating to the issue in October 2016 of 5.75% convertible bonds. These shares are owned by the Company and will be returned on or before maturity of the bonds in 2021.

The 3.75% convertible bonds were fully redeemed in cash in February 2016, without any conversion having taken place. The 5.75% convertible bonds were issued in October 2016. Share options were not dilutive at December 31, 2016.

F-19

7.	OPERATING LEASES

Rental income

The minimum future revenues to be received under the Company's non-cancelable operating leases on its vessels as of December 31, 2016, are as follows:

(in thousands of $)
Year ending December 31,
2017	245,539
2018	230,380
2019	205,314
2020	186,447
2021	138,058
Thereafter	177,428
Total minimum lease revenues	1,183,166

The cost and accumulated depreciation of vessels leased to third parties on operating leases at December 31, 2016 and 2015 were as follows:

(in thousands of $)	2016	2015
Cost	2,154,994	1,964,852
Accumulated depreciation	417,825	323,535
Vessels and equipment, net	1,737,169	1,641,317

An impairment charge of $4.8 million was recorded against the carrying value of one container vessel in the year ended December 31, 2016. In the year ended December 31, 2015, an impairment charge of $29.2 million was recorded against the carrying value of two container vessels.

8.	(LOSS) / GAIN ON SALE OF ASSETS AND TERMINATION OF CHARTERS

The Company has recorded gains/losses on sale of assets and termination of charters as follows:

	Year ended December 31
(in thousands of $)	2016	2015	2014
(Loss) / gain on sale of assets	(167)	7,364	(1,384)
Gain on termination of charters	—	—	25,315
Total (loss) / gain on sale of assets and termination of charters	(167)	7,364	23,931

The Company distinguishes between gains on termination of charters, where ownership of the underlying vessel is retained, and gains on sale of assets, where the vessel is disposed of and there may be an associated charter termination fee paid or received for early termination of the underlying charter.

(Loss)/Gain on sale of vessels

The offshore support vessel Sea Bear, which was accounted for as a direct financing lease asset, was sold to an unrelated party in February 2016. An impairment charge of $8.1 million had been recorded against the carrying value of this vessel in the year ended December 31, 2015, and a gain of $14,000 was recorded on its disposal. Sales proceeds included compensation received for early termination of the charter (see Note 23: Related party transactions).

The VLCC Front Vanguard, which was also a direct financing lease asset, was sold to an unrelated party in July 2016. Sales proceeds included compensation received for early termination of the charter (see Note 23) and a loss of $181,000 was recorded on its disposal.

The net loss on sale of these vessels in the year ended December 31, 2016, was $167,000.

During the year ended December 31, 2015, the Company sold three Suezmax tankers and five container vessels to unrelated parties and realized aggregate net gains of $7.4 million on their disposal.

During the year ended December 31, 2014, the Company sold three double-hull VLCCs to unrelated parties and realized losses of $1.4 million on their disposal.

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

In May 2015, the Company sold its holding of loan notes in Horizon Lines, LLC and share warrants in Horizon Lines, Inc. for total net cash proceeds of approximately $71.7 million. These unlisted second lien interest-bearing loan notes and share warrants had been received as compensation on termination of charters to Horizon Lines, LLC in April 2012. At the time of disposal, the notes had a carrying value of approximately $25.9 million and the warrants had a carrying value of approximately $1.2 million, resulting in a total gain of $44.6 million on disposal.

10.	OTHER FINANCIAL ITEMS

Other financial items comprise the following items:

	Year ended December 31
(in thousands of $)	2016	2015	2014
Net increase/(decrease) in fair value of non-designated derivatives	3,917	(13,051)	(7,636)
Net cash payments on non-designated derivatives	(4,913)	(6,453)	(7,196)
Net increase/(decrease) in fair value of designated derivatives (ineffective portion)	482	(227)	(63)
Other items	(1,575)	(1,558)	(1,337)
Total other financial items	(2,089)	(21,289)	(16,232)

The net movement in the fair values of non-designated derivatives and net cash payments thereon relate to non-designated, terminated or de-designated interest rate swaps and cross currency interest rate swaps. The net movement in the fair values of designated derivatives relates to the ineffective portion of interest rate swaps and cross currency interest rate swaps that have been designated as cash flow hedges. Changes in the fair values of the effective portion of interest rate swaps that are designated as cash flow hedges are reported under "Other comprehensive income". The above net increase/ (decrease) in valuation of non-designated derivatives in the year ended December 31, 2016, includes $nil (2015: $(1.3) million; 2014: $(4.5) million) reclassified from "Other comprehensive income", as a result of certain interest rate swaps relating to loan facilities no longer being designated as cash flow hedges.

Other items in the year ended December 31, 2016, include a net gain of $146,000 arising from foreign currency translation (2015: $53,000; 2014: $109,000). Other items also include bank charges and fees relating to loan facilities.

11.	AVAILABLE-FOR-SALE SECURITIES

Marketable securities held by the Company are debt securities and share investments considered to be available-for-sale securities.

(in thousands of $)	2016	2015
Amortized cost	197,449	185,148
Accumulated net unrealized (loss)/gain	(78,960)	14,446
Carrying value	118,489	199,594

The Company's investment in marketable securities consists of investments in shares and secured notes which mature in 2019. Available-for-sale securities are recorded at fair value, with unrealized gains and losses recorded as a separate component of other comprehensive income. The net unrealized loss on available-for-sale securities included in other comprehensive income as at December 31, 2016, was $79.0 million (2015: net unrealized gain $14.4 million).

The investments in shares at December 31, 2016, consist of listed shares in Frontline with a carrying value of $78.2 million (2015: $164.5 million) (see Note 23: Related party transactions and Note 16: Investment in associated companies) and shares in NorAm Drilling Company AS traded on the Norwegian Over the Counter market ("OTC") with a carrying value of $1.4 million (2015: $nil).

The investments in secured notes at December 31, 2016, consists of listed and unlisted corporate bonds with a total carrying value of $38.9 million (2015: $35.1 million). The Company recorded no impairment charge in respect of available-for-sale securities in the year ended December 31, 2016. In December 2015, the Company determined that the bonds were other-than-temporarily impaired and recorded an impairment charge of $20.6 million, reducing their amortized cost to fair value at December 31, 2015.

12.	TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Trade accounts receivable

Trade accounts receivable are presented net of allowances for doubtful debts. The allowance for doubtful trade accounts receivable was $nil at both December 31, 2016 and December 31, 2015. As at December 31, 2016, the Company has no reason to believe that any amount included in trade accounts receivable will not be recovered through due process or negotiation.

Other receivables

Other receivables, which include accrued interest on notes held as available-for-sale securities, amounts due from vessel managers and claims receivable, are presented with no allowance for doubtful accounts as of December 31, 2016 and December 31, 2015.

13.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	2016	2015
Cost	2,154,994	1,964,852
Accumulated depreciation	417,825	323,535
Vessels and equipment, net	1,737,169	1,641,317

During 2016, the Company took delivery of two newbuilding container vessels at an aggregate cost of $195.0 million. During 2015, the Company took delivery of eight second-hand dry bulk carriers at an aggregate cost of $272.0 million and three newbuilding container vessels at an aggregate cost of $270.7 million.

An impairment charge of $4.8 million was recorded against the carrying value of one container vessel in the year ended December 31, 2016. In the year ended December 31, 2015, an impairment charge of $29.2 million was recorded against the carrying value of two container vessels.

Depreciation expense was $94.3 million for the year ended December 31, 2016 (2015: $78.1 million; 2014: $67.4 million).

14.	NEWBUILDINGS

The carrying value of newbuildings represents the accumulated costs which the Company has paid in purchase installments and other capital expenditures relating to the acquisition of newbuilding vessels, together with capitalized loan interest. Interest capitalized in the cost of newbuildings amounted to $1.2 million in the year ended December 31, 2016 (2015: $0.4 million; 2014: $0.3 million).

As at December 31, 2016, the Company had agreements for the delivery of two newbuilding vessels (2015: four newbuilding vessels), being two oil product carriers (2015: two container vessels and two oil product tankers), with accumulated costs of $33.4 million (2015: $40.1 million). In the year ended December 31, 2016, two newbuilding container vessels were delivered and no new agreements were entered into for the acquisition of newbuilding vessels.

15.	INVESTMENTS IN DIRECT FINANCING LEASES

As at December 31, 2016, 12 (2015: 14) of the Company's VLCCs and Suezmax tankers are accounted for as direct financing leases. These vessels are chartered to Frontline Shipping on long-term, fixed rate time charters which extend for various periods depending on the age of the vessels, ranging from approximately four to ten years. Frontline Shipping is a subsidiary of Frontline, a related party, and the terms of the charters do not provide them with an option to terminate the charter before the end of its term. The VLCC Front Vanguard, which was accounted for as a direct financing lease at December 31, 2015, was sold in July 2016 (see Note 8: (Loss)/gain on sale of assets). In November 2016, the Company agreed to sell the VLCC Front Century, also accounted for as a direct financing lease at December 31, 2015, to an unrelated third party. The Company agreed to terminate the charter with Frontline Shipping upon delivery of the vessel to the new owner, which occurred in March 2017. In accordance with US GAAP, this asset has been reclassified and is presented on the balance sheet as "Asset held for sale". An impairment loss of $0.5 million was recorded to write down its carrying value to its fair value less anticipated cost to sell.

Also at December 31, 2016, one of the Company's offshore support vessels is accounted for as a direct financing lease. The vessel is chartered on a long-term bareboat charter to Deep Sea Supply Shipowning II AS , a subsidiary of Deep Sea Supply AS (formerly Deep Sea Supply BTG AS), which was a joint venture owned 50% by Deep Sea and 50% by BTG Pactual Oil & Gas Empreendimentos e Particapacoes S.A. ("BTG Pactual"). In September 2016, Deep Sea acquired BTG Pactual's share in the joint venture and Deep Sea joined Deep Sea Supply AS as charter guarantor under the amended charter agreements. The terms of the charter provide the charterer with a call option to acquire the vessel at the expiry of the charter in 2023. At December 31, 2015, a second offshore support vessel was accounted for as a direct financing lease. This vessel was sold in February 2016 and had been chartered on a long-term bareboat charter to DESS Cyprus Limited, a wholly owned subsidiary of Deep Sea. Deep Sea is a related party.

In October 2015, the Company entered into agreements to charter in two newbuilding container vessels on a bareboat basis, each for a period of 15 years from delivery by the shipyard, and to charter out each vessel on a bareboat basis for the same 15 year period to MSC Mediterranean Shipping Company S.A. ("MSC"), an unrelated party. The first of these vessels, the MSC Anna, was delivered in December 2016 and this vessel is accounted for as a direct financing lease asset.

The above 14 vessels were accounted for as direct financing leases at December 31, 2016 (2015: 16), and all except one (MSC Anna) are leased to related parties.

The following lists the components of the investments in direct financing leases as at December 31, 2016, and December 31, 2015:

(in thousands of $)	2016	2015
Total minimum lease payments to be received	862,083	825,460
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(287,168)	(362,959)
Net minimum lease payments receivable	574,915	462,501
Estimated residual values of leased property (un-guaranteed)	213,901	195,238
Less: unearned income	(232,781)	(146,296)
Total investment in direct financing leases	556,035	511,443
Current portion	32,220	37,145
Long-term portion	523,815	474,298
	556,035	511,443

The chartered-in vessel MSC Anna is included in the above, with a total carrying value at December 31, 2016, of $144.9 million (2015: $nil).

The minimum future gross revenues to be received under the Company's non-cancellable direct financing leases as of December 31, 2016, are as follows:

(in thousands of $) Year ending December 31,
2017	101,237
2018	101,203
2019	103,609
2020	99,421
2021	88,855
Thereafter	367,758
Total minimum lease revenues	862,083

16.	INVESTMENT IN ASSOCIATED COMPANIES

The Company has, and has had, certain wholly-owned subsidiaries which are accounted for using the equity method, as it has been determined under ASC 810 that they are variable interest entities in which Ship Finance is not the primary beneficiary.

In addition, on June 5, 2015, the Company received 55 million shares in Frontline, equivalent to approximately 27.73% of Frontline's issued share capital at the time (see Note 23: Related party transactions). Frontline, which is listed on the New York Stock Exchange and the Oslo Stock Exchange and reports its operating results on a quarterly basis, was determined to be an associated company following receipt of these shares. On November 30, 2015, Frontline merged with Frontline 2012 Ltd ("Frontline 2012") and increased its issued share capital, thereby reducing the Company's shareholding in Frontline to approximately 7.03%. Accordingly, Frontline was assessed as no longer being an associated company and the Frontline shares are now held as available-for-sale securities (see Note 11: Available-for-sale securities). The Company's share of the net income of Frontline, in the period of the year ended December 31, 2015, during which it was an associated company accounted for using the equity method, was $2.6 million (2016: $nil; 2014: $nil). The Company also received a dividend of $2.8 million from Frontline in December 2015, which was recorded against the carrying value of this investment.

At December 31, 2016, 2015 and 2014, the Company had the following participation in investments that are recorded using the equity method:

	2016	2015	2014
SFL Deepwater Ltd	100.00%	100.00%	100.00%
SFL Hercules Ltd	100.00%	100.00%	100.00%
SFL Linus Ltd	100.00%	100.00%	100.00%
SFL West Polaris Limited	—%	—%	—%
Bluelot Shipping Company Limited	—%	—%	—%
SFL Corte Real Limited	—%	—%	—%

The determination that Ship Finance is not the primary beneficiary of SFL Deepwater Ltd. ("SFL Deepwater"), SFL Hercules Ltd. ("SFL Hercules"), and SFL Linus Ltd. ("SFL Linus") is due to these subsidiaries each owning assets on which the underlying leases include both fixed price call options and fixed price put options or purchase obligations.

Although the Company has had no equity-accounted interest in SFL West Polaris Limited ("SFL West Polaris"), Bluelot Shipping Company Limited ("Bluelot") and SFL Corte Real Limited ("Corte Real") since December 31, 2014, the Company had equity-accounted earnings from these companies during the year ended December 31, 2014, as shown below.

SFL Deepwater is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding two ultra deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. and Seadrill Offshore AS, fully guaranteed by their parent company Seadrill Limited ("Seadrill"), a related party. In June 2013, SFL Deepwater transferred one of the rigs and the corresponding lease to SFL Hercules (see below). Accordingly, SFL Deepwater now holds one ultra deepwater drilling rig which is leased to Seadrill Deepwater Charterer Ltd. In October 2013, SFL Deepwater entered into a $390 million five year term loan and revolving credit facility with a syndicate of banks, which was used in November 2013 to refinance the previous loan facility. At December 31, 2016, the balance outstanding under the new facility was $248.4 million (2015: $221.1 million), and the available amount under the revolving part of the facility was $nil (2015: $50.0 million). The Company guaranteed $75.0 million of this debt at December 31, 2016 (2015: $80.0 million). In addition, the Company has given the banks a first priority pledge over all shares of SFL Deepwater and assigned all claims under a secured loan made by the Company to SFL Deepwater in favour of the banks. This loan is secured by a second priority mortgage over the rig which has been assigned to the banks. The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which expires in 2023. Because the main asset of SFL Deepwater is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary.

SFL Hercules is a 100% owned subsidiary of Ship Finance, incorporated in 2012 for the purpose of holding an ultra deepwater drilling rig and leasing that rig to Seadrill Offshore AS, fully guaranteed by its parent company Seadrill. The rig was transferred, together with the corresponding lease, to SFL Hercules from SFL Deepwater in June 2013. In May 2013, SFL Hercules entered into a $375 million six year term loan and revolving credit facility with a syndicate of banks to partly finance its acquisition of the rig from SFL Deepwater. The facility was drawn in June 2013, and at December 31, 2016, the balance outstanding under this facility was $278.7 million (2015: $256.3 million). At December 31, 2016, the available amount under the revolving part of the facility was $nil (2015: $50.0 million). The Company guaranteed $75.0 million of this debt at December 31, 2016 (2015: $80.0 million). In addition, the Company has given the banks a first priority pledge over all shares of SFL Hercules and assigned all claims under a secured loan made by the Company to SFL Hercules in favour of the banks. This loan is secured by a second priority mortgage over the rig which has been assigned to the banks. The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which expires in 2023. Because the main asset of SFL Hercules is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation at the end of the charter, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary.

SFL Linus is a 100% owned subsidiary of Ship Finance, acquired in 2013 from North Atlantic Drilling Ltd ("NADL"), a related party. SFL Linus holds a harsh environment jack-up drilling rig which was delivered from the ship yard in February 2014 and immediately leased to North Atlantic Linus Charterer Ltd., fully guaranteed by its parent company NADL. In October 2013, SFL Linus entered into a $475 million five year term loan and revolving credit facility with a syndicate of banks to partly finance the acquisition of the rig. The facility was drawn in February 2014, and at December 31, 2016, the balance outstanding under this facility was $356.3 million (2015: $353.8 million). At December 31, 2016, the available amount under the revolving part of the facility was $nil (2015: $50.0 million). The Company guaranteed $90.0 million of this debt at December 31, 2016 (2015: $90.0 million). In addition, the Company has given the banks a first priority pledge over all shares of SFL Linus and assigned all claims under a secured loan made by the Company to SFL Linus in favour of the banks. This loan is secured by a second priority mortgage over the rig which has been assigned to the banks. In February 2015, amendments were made to the lease, whereby Seadrill replaced NADL as lease guarantor. The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, the charter includes a fixed price put option at the expiry of the charter in 2029. Because the main asset of SFL Linus is the subject of a lease which includes both fixed price call options and a fixed price put option, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary.

SFL West Polaris was a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding an ultra deepwater drillship and leasing that vessel to Seadrill Polaris Ltd. ("Seadrill Polaris"), fully guaranteed by its parent company Seadrill. The vessel was chartered on a bareboat basis and the terms of the charter provided the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, SFL West Polaris had a put option to sell the vessel to Seadrill Polaris at a fixed price at the end of the charter, which expired in 2023. Because the main asset of SFL West Polaris was the subject of a lease which included both fixed price call options and a fixed price put option, it was determined that this subsidiary of Ship Finance was a variable interest entity in which Ship Finance was not the primary beneficiary. In December 2014, the parent company of the charterer advised the Company of its intention to exercise a purchase option, and the transaction was effected on December 30, 2014 as a sale of SFL West Polaris. The Company recorded a gain of $6.1 million on the sale, which was recorded as "Gain on sale of investment in associated company".

Bluelot and Corte Real were 100% owned subsidiaries of Ship Finance, each incorporated in 2010 for the purpose of leasing in a 13,800 TEU container vessel on a bareboat charter basis, respectively the CMA CGM Magellan and the CMA CGM Corte Real, and leasing the vessel out on a time-charter basis to CMA CGM. The determination that Ship Finance was not the primary beneficiary of Bluelot and Corte Real was due to these subsidiaries, which did not own vessels, each having been incorporated specifically to participate in a three-party lease agreement, which could be effectively terminated by one of the other parties. In November and December 2013, CMA CGM exercised its options to acquire the two vessel-owning entities, and the charter agreements were terminated in January and March 2014, respectively. The business activities of Bluelot and Corte Real were discontinued upon the re-delivery of their vessels, since when they have been fully consolidated.

Summarized balance sheet information of the Company's equity method investees is as follows:

	As of December 31, 2016
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	122,675	33,763	38,351	50,561
Non-current assets	1,094,442	335,229	326,562	432,651
Total assets	1,217,117	368,992	364,913	483,212
Current liabilities	107,026	25,512	29,280	52,234
Non-current liabilities (1)	1,109,961	343,426	335,603	430,932
Total liabilities	1,216,987	368,938	364,883	483,166
Total shareholders' equity (2)	130	54	30	46

	As of December 31, 2015
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	120,251	33,735	38,936	47,580
Non-current assets	1,212,302	366,893	362,419	482,990
Total assets	1,332,553	400,628	401,355	530,570
Current liabilities	128,455	25,221	28,624	74,610
Non-current liabilities (1)	1,119,483	335,881	354,025	429,577
Total liabilities	1,247,938	361,102	382,649	504,187
Total shareholders' equity (2)	84,615	39,526	18,706	26,383

(1)
SFL Deepwater, SFL Hercules and SFL Linus non-current liabilities at December 31, 2016, include $119.2 million (2015: $137.4 million), $85.9 million (2015: $125.3 million) and $125.0 million (2015: $125.0 million) due to Ship Finance, respectively (see Note 23: Related party transactions). In addition, SFL Linus current liabilities at December 31, 2016, include a further $0.7 million (2015: $23.2 million) due to Ship Finance (see Note 23: Related party transactions).

(2)
In the year ended December 31, 2016, SFL Deepwater, SFL Hercules and SFL Linus paid dividends of $46.3 million (2015: $nil; 2014: $nil), $25.1 million (2015: $nil; 2014: $nil) and $42.1 million (2015: $nil; 2014: $nil), respectively.

Summarized statement of operations information of the Company's wholly-owned equity method investees is shown below.

	Year ended December 31, 2016
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus	SFL West Polaris	Bluelot	Corte Real
Operating revenues	80,269	22,088	23,292	34,889	—	—	—
Net operating revenues	80,269	22,088	23,292	34,889	—	—	—
Net income (3)	27,765	6,778	6,424	14,563	—	—	—

	Year ended December 31, 2015
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus	SFL West Polaris	Bluelot	Corte Real
Operating revenues	82,731	22,424	23,315	36,992	—	—	—
Net operating revenues	82,725	22,422	23,313	36,990	—	—	—
Net income (3)	31,001	7,561	7,306	16,134	—	—	—

	Year ended December 31, 2014
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus	SFL West Polaris	Bluelot	Corte Real
Operating revenues	108,632	24,917	24,565	33,236	22,251	1,171	2,492
Net operating revenues	105,567	24,905	24,544	33,221	22,234	232	431
Net income (3)	33,497	8,023	7,755	12,413	4,643	232	431

(3)
The net income of the above associated companies in the year ended December 31, 2016, includes interest payable to Ship Finance amounting to $6.5 million (2015: $6.5 million; 2014: $6.5 million), $6.5 million (2015: $6.5 million; 2014: $6.5 million), $5.6 million (2015: $5.6 million; 2014: $4.9 million) and $nil (2015: $nil; 2014: $6.5 million), respectively (see Note 23: Related party transactions).

SFL Deepwater, SFL Hercules and SFL Linus have loan facilities for which Ship Finance provides limited guarantees, as indicated above. These loan facilities contain financial covenants, with which Ship Finance and Seadrill must comply. As at December 31, 2016, Ship Finance and Seadrill were in compliance with all of the covenants under these long-term debt facilities. With Seadrill’s potential comprehensive restructuring, there is a risk that the Company, and Seadrill, may not be in compliance with the applicable loan covenants in the future and we would not be able to make further borrowings under such facilities. A chapter 11 filing by Seadrill or the Seadrill Charterers could trigger an event of default under such facilities.

17.	ACCRUED EXPENSES

(in thousands of $)	2016	2015
Vessel operating expenses	4,022	3,676
Administrative expenses	1,414	1,206
Interest expense	8,364	7,764
	13,800	12,646

18.	OTHER CURRENT LIABILITIES

(in thousands of $)	2016	2015
Deferred and prepaid charter revenue	4,326	5,549
Obligations under capital leases - current portion	3,649	—
Employee taxes	151	152
Other items	756	11,336
	8,882	17,037

Other items at December 31, 2015, include $10.9 million installments payable on newbuildings (2016: $nil).

19.	SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	2016	2015
Long-term debt:
3.75% senior unsecured convertible bonds due 2016	—	117,500
Norwegian kroner 600 million senior unsecured floating rate bonds due 2017	65,445	63,681
3.25% senior unsecured convertible bonds due 2018	184,202	350,000
Norwegian kroner 900 million senior unsecured floating rate bonds due 2019	87,801	85,434
5.75% senior unsecured convertible bonds due 2021	225,000	—
U.S. dollar denominated floating rate debt due through 2023	1,017,558	1,049,861
Total debt principal	1,580,006	1,666,476
Less: unamortized debt issuance costs	(27,132)	(32,271)
Less: current portion of long-term debt	(174,900)	(208,031)
	1,377,974	1,426,174

 The outstanding debt as of December 31, 2016, is repayable as follows:

(in thousands of $) Year ending December 31,
2017	174,900
2018	324,847
2019	264,481
2020	172,060
2021	457,412
Thereafter	186,306
Total debt principal	1,580,006

The weighted average interest rate for floating rate debt denominated in U.S. dollars and Norwegian kroner ("NOK") as at December 31, 2016, was 4.20% per annum (2015: 4.22%). These rates take into consideration the effect of related interest rate swaps. At December 31, 2016, the three month US Dollar London Interbank Offered Rate ("LIBOR") was 0.998% (2015: 0.613%) and the three month Norwegian Interbank Offered Rate ("NIBOR") was 1.17% (2015: 1.13%).

3.75% senior unsecured convertible bonds due 2016
On February 10, 2011, the Company issued a senior unsecured convertible bond loan totaling $125.0 million. Interest on the bonds was fixed at 3.75% per annum and was payable in cash semi-annually in arrears. The bonds were convertible into Ship Finance International Limited common shares at any time up to 10 banking days prior to February 10, 2016. The conversion price at the time of issue was $27.05 per share, representing a premium of approximately 35% to the share price at the time. Subsequently, dividend distributions reduced the conversion price to $16.61 at December 31, 2015. The Company had the right to call the bonds after March 3, 2014, if the value of the shares underlying each bond exceeded, for a specified period of time, 130% of the principal amount of the bond. In December 2015, the Company purchased bonds with principal amounts totaling $7.5 million and the net amount outstanding at December 31, 2015, was $117.5 million. In February 2016, the amount outstanding was fully redeemed in cash without any conversion into shares having taken place.

NOK600 million senior unsecured bonds due 2017
On October 19, 2012, the Company issued a senior unsecured bond loan totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on October 19, 2017. The bonds may, in their entirety, be redeemed at the Company's option from April 19, 2017, upon giving bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest. Since their issue, at December 31, 2016, the Company has purchased bonds with principal amounts totaling NOK43.0 million (2015: NOK43.0 million), of which NOK8.0 million (2015: NOK8.0 million) were subsequently re-sold. The Company holds bonds purchased as treasury bonds. The net amount outstanding at December 31, 2016, was NOK565 million, equivalent to $65.4 million (2015: NOK565 million, equivalent to $63.7 million).

3.25% senior unsecured convertible bonds due 2018
On January 30, 2013, the Company issued a senior unsecured convertible bond loan totaling $350.0 million. Interest on the bonds is fixed at 3.25% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1, and November 1. The bonds are convertible into Ship Finance International Limited common shares at any time up to ten banking days prior to February 1, 2018. The conversion price at the time of issue was $21.945 per share, representing a premium of approximately 33% to the share price at the time. Since then, dividend distributions have reduced the conversion price to $14.3886 per share. In October 2016, the Company purchased and canceled bonds with principal amounts totaling $165.8 million (2015: $nil) and the net amount outstanding at December 31, 2016, was $184.2 million (2015: $350.0 million). A loss of $8.8 million was recorded on the purchase and cancellation (2015: $nil; 2014: $nil).

In conjunction with the bond issue, the Company loaned up to 6,060,606 of its common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. The shares that were lent by the Company were borrowed from Hemen Holding Ltd., the largest shareholder of the Company, for a one-time loan fee of $1.0 million.

As required by ASC 470-20 "Debt with conversion and other options", the Company calculated the equity component of the convertible bond, taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $20.7 million in 2013 and this amount was recorded as "Additional paid-in capital", with a corresponding adjustment to "Deferred charges", which are amortized to "Interest expense" over the appropriate period. The amortization of this item amounted to $3.4 million in the year ended December 31, 2016 (2015: $4.1 million). As a result of the purchase and cancellation of bonds with principal amounts totaling $165.8 million (2015: $nil), a total of $8.5 million (2015: $nil) was allocated as the reacquisition of the equity component.

NOK900 million senior unsecured bonds due 2019
On March 19, 2014, the Company issued a senior unsecured bond loan totaling NOK900 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on March 19, 2019. The bonds may, in their entirety, be redeemed at the Company's option from September 19, 2018, upon giving the bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest. Subsequent to their issue, at December 31, 2016, the Company has purchased bonds with principal amounts totaling NOK 142.0 million (2015: NOK142.0 million), which are being held as treasury bonds. The net amount outstanding at December 31, 2016, was NOK758.0 million, equivalent to $87.8 million (2015: NOK758.0 million, equivalent to $85.4 million).

5.75% senior unsecured convertible bonds due 2021
On October 5, 2016, the Company issued a senior unsecured convertible bond loan totaling $225.0 million. Interest on the bonds is fixed at 5.75% per annum and is payable in cash quarterly in arrears on January 15, April 15, July 15 and October 15. The bonds are convertible into Ship Finance International Limited common shares and mature on October 15, 2021. The initial conversion rate at the time of issuance was 56.2596 common shares per $1,000 bond, equivalent to a conversion price of approximately $17.7747 per share. The conversion rate will be adjusted for dividends in excess of $0.225 per common share per quarter. Since the issuance, dividend distributions have increased the conversion rate to 58.0285, equivalent to a conversion price of approximately $17.2329 per share.

In conjunction with the bond issue, the Company loaned up to 8,000,000 of its common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. The shares that were lent by the Company were initially borrowed from Hemen Holding Ltd., the largest shareholder of the Company, for a one-time loan fee of $120,000. In November 2016, the Company issued 8,000,000 new shares, to replace the shares borrowed from Hemen Holding Ltd. and received $80,000 from Hemen Holding Ltd.

As required by ASC 470-20 "Debt with conversion and other options", the Company calculated the equity component of the convertible bond, taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $4.6 million and this amount was recorded as "Additional paid-in capital", with a corresponding adjustment to "Deferred charges", which are amortized to "Interest expense" over the appropriate period. The amortization of this item amounted to $0.2 million in the year ended December 31, 2016 (2015: $nil).

$49 million secured term loan and revolving credit facility

In March 2008, two wholly-owned subsidiaries of the Company entered into a $49.0 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers, which also serve as security for this facility. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of ten years. At December 31, 2016, the amount available under the revolving part of the facility was $20.0 million (2015: $12.0 million). The net amount outstanding at December 31, 2016, was $nil (2015: $8.0 million).

$43 million secured term loan facility
In February 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of approximately five years. The facility is secured against a Suezmax tanker. In November 2014, the terms of the loan were amended and restated, and the facility now matures in November 2019. The net amount outstanding at December 31, 2016, was $23.4 million (2015: $26.3 million).

$43 million secured term loan facility
In March 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of approximately five years. The facility is secured against a Suezmax tanker. In March 2015, the terms of the loan were amended and restated, and the facility now matures in March 2020. The net amount outstanding at December 31, 2016, was $23.4 million (2015: $26.3 million).

$54 million secured term loan facility
In November 2010, two wholly-owned subsidiaries of the Company entered into a $53.7 million secured term loan facility with a bank, secured against two Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of eight years. The net amount outstanding at December 31, 2016, was $30.2 million (2015: $34.1 million).

$95 million secured term loan and revolving credit facility
In February 2011, a wholly-owned subsidiary of the Company entered into a $95 million secured term loan and revolving credit facility with a bank, secured against a jack-up drilling rig. The facility, which was fully prepaid and canceled in July 2016, bore interest at LIBOR plus a margin and had a term of seven years. The net amount outstanding at December 31, 2016, was $nil (2015: $22.5 million).

$75 million secured term loan facility
In March 2011, three wholly-owned subsidiaries of the Company entered into a $75.4 million secured term loan facility with a bank, secured against three Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at December 31, 2016, was $44.9 million (2015: $50.8 million).

$171 million secured term loan facility
In May 2011, eight wholly-owned subsidiaries of the Company entered into a $171.0 million secured loan facility with a syndicate of banks. The facility is supported by China Export & Credit Insurance Corporation, or SINOSURE, which provides an insurance policy in favor of the banks for part of the outstanding loan. The facility is secured against a 1,700 TEU container vessel and seven Handysize dry bulk carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The net amount outstanding at December 31, 2016, was $110.1 million (2015: $122.2 million).

$53 million secured term loan facility
In November 2012, two wholly-owned subsidiaries of the Company entered into a $53.2 million secured term loan facility with a bank, secured against two car carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at December 31, 2016 was $35.5 million (2015: $39.9 million).

$45 million secured term loan and revolving credit facility

In June 2014, seven wholly-owned subsidiaries of the Company entered into a $45.0 million secured term loan and revolving credit facility with a bank, secured against seven 4,100 TEU container vessels. The facility bears interest at LIBOR plus a margin and has a term of five years. At December 31, 2016, the available amount under the revolving part of the facility was $9.0 million (2015: $9.0 million). The net amount outstanding at December 31, 2016, was $36.0 million (2015: $36.0 million).

$101 million secured term loan facility
In August 2014, six wholly-owned subsidiaries of the Company entered into a $101.4 million secured term loan facility with a syndicate of banks, secured against six offshore support vessels. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at December 31, 2016, was $54.7 million (2015: $87.8 million). One of the vessels was sold in February 2016 and the facility now relates to the remaining five vessels.

$20 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $20.0 million secured term loan facility with a bank, secured against two 5,800 TEU container vessels. The facility bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at December 31, 2016, was $20.0 million (2015: $20.0 million).

$128 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $127.5 million secured term loan facility with a bank, secured against two 8,700 TEU container vessels, which were delivered in 2014. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2016, was $109.4 million (2015: $117.9 million).

$128 million secured term loan facility
In November 2014, two wholly-owned subsidiaries of the Company entered into a $127.5 million secured term loan facility with a bank, secured against two 8,700 TEU container vessels, which were delivered in 2015. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2016 was $112.6 million (2015: $121.1 million).

$39 million secured term loan facility
In December 2014, two wholly-owned subsidiaries of the Company entered into a $39.0 million secured term loan facility with a bank, secured against two Kamsarmax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at December 31, 2016, was $31.5 million (2015: $34.0 million).

$250 million secured revolving credit facility
In June 2015, 17 wholly-owned subsidiaries of the Company entered into a $250.0 million secured revolving credit facility with a syndicate of banks, secured against 17 tankers chartered to Frontline Shipping. Four of the tankers were sold and delivered to their new owners prior to December 31, 2016, and the facility was secured against the remaining 13 tankers at December 31, 2016. The facility bears interest at LIBOR plus a margin and has a term of three years. At December 31, 2016, the available amount under the facility was $175.6 million (2015: $154.6 million). The net amount outstanding at December 31, 2016, was $40.0 million (2015: $73.5 million).

$166 million secured term loan facility
In July 2015, eight wholly-owned subsidiaries of the Company entered into a $166.4 million secured term loan facility with a syndicate of banks, secured against eight Capesize dry bulk carriers acquired in 2015. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2016 was $145.6 million (2015: $159.5 million).

$210 million secured term loan facility

In November 2015, three wholly-owned subsidiaries of the Company entered into a $210.0 million secured term loan facility with a syndicate of banks, to partly fund the acquisition of three newbuilding container vessels, against which the facility is secured. One of the vessels was delivered in 2015, and the remaining two vessels were delivered in 2016. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of five years from the delivery of each vessel. At December 31, 2016, the net amount outstanding was $200.2 million (2015: $70.0 million).

The aggregate book value of assets pledged as security against borrowings at December 31, 2016, was $2,009 million (2015: $2,087 million).

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of December 31, 2016, the Company is in compliance with all of the covenants under its long-term debt facilities. The $101.4 million secured term loan facility entered into in August 2014 contains certain financial covenants on Deep Sea. As at December 31, 2016, Deep Sea was in compliance with all covenants under the loan agreement.

20.	OTHER LONG-TERM LIABILITIES

(in thousands of $)	2016	2015
Unamortized sellers' credit	6,124	11,960
Obligations under capital leases - long-term portion	118,754	—
Other items	4	3
	124,882	11,963

The Company acquired six offshore support vessels from Deep Sea, which were originally chartered back to subsidiaries of Deep Sea under bareboat charter agreements. As part of the purchase consideration, the Company received seller's credits totaling $37.0 million which are being recognized as additional bareboat revenues over the period of the charters. In 2013, the charters for five of the vessels were transferred from subsidiaries of Deep Sea to a subsidiary of Deep Sea Supply BTG AS, and the seller's credits for these five vessels were also transferred to the new counterparty. In September 2016, Deep Sea fully acquired Deep Sea Supply BTG AS and the company was renamed Deep Sea Supply AS. The other vessel, for which the charter was not transferred in 2013, was sold in February 2016.

In October 2015, the Company entered into agreements to charter in two newbuilding container vessels on a bareboat basis, each for a period of 15 years from delivery by the shipyard, and to charter out each vessel for the same 15-year period on a bareboat basis to MSC, an unrelated party. The first of these vessels, the MSC Anna, was delivered in December 2016 and this vessel is accounted for as a direct financing lease asset. The Company's future minimum lease obligations under this non-cancellable lease are as follows:

(in thousands of $) Year ending December 31,
2017	12,527
2018	12,527
2019	12,527
2020	12,561
2021	12,527
Thereafter	151,993
Total lease obligations	214,662
Less: imputed interest payable	(92,259)
Present value of obligations under capital lease	122,403
Less: current portion	(3,649)
Obligations under capital lease - long-term portion	118,754

21.	SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	2016	2015
150,000,000 common shares of $0.01 par value each (2015: 125,000,000 common shares of $1.00 par value each)	1,500	125,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	2016	2015
101,504,575 common shares of $0.01 par value each (2015: 93,468,000 common shares of $1.00 par value each)	1,015	93,468

The Company's common shares are listed on the New York Stock Exchange.

In November 2006, the Board of Directors approved the Ship Finance International Limited Share Option Scheme (the "Option Scheme"). The Option Scheme permits the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid in capital (see also Note 22: Share option plan). In the year ended December 31, 2016, the Company issued a total of 36,575 new shares of $1.00 each following the exercise by two officers and three employees of options granted in 2011 (2015: 64,000 new shares issued to satisfy options exercised by two officers and three employees). The weighted average exercise price of the options was $12.11 per share (2015: $10.55 per share), resulting in a premium on issue of $0.2 million (2015: $0.6 million).

A reorganization of share capital was approved at the Annual General Meeting of the Company held in September 2016, in accordance with the Bermuda Companies Act. Following the reorganization, the Company's authorized share capital was adjusted to 150,000,000 shares of par value $0.01 each, prior to which it had been 125,000,000 shares of par value $1.00 each. As there were 93,504,575 shares issued and fully paid at the time of the reorganization, to reflect the decrease in the par value of each share from $1.00 to $0.01, $92.6 million was transferred from share capital to contributed surplus. The shares of par value $0.01 each rank pari passu in all respects with each other.

In November 2016, in relation with the Company's issue of senior unsecured convertible bonds totaling $225 million (see below), the Company issued 8,000,000 new shares of par value $0.01 each. The shares were issued at par value and have been loaned to an affiliate of one of the underwriters of the bond issue, in order to assist investors in the bonds to hedge their position.

In January 2013, the Company issued a senior unsecured convertible bond loan totaling $350 million. The bonds are convertible into common shares at any time up to ten banking days prior to February 1, 2018. The conversion price at the time of issue was $21.945 per share, representing a premium of approximately 33% to the share price at the time. Since then, dividend distributions have reduced the conversion price to $14.3886 per share. As required by ASC 470-20 "Debt with conversion and other options", the Company calculated the equity component of the convertible bond, which was valued at $20.7 million and recorded as "Additional paid-in capital" (see Note 19: Long-term Debt). In October 2016, the Company purchased and canceled bonds with principal amounts totaling $165.8 million. The equity component of these extinguished bonds was valued at $8.5 million and this amount has been deducted from "Additional paid-in capital".

In October 2016, the Company issued a senior unsecured convertible bond totaling $225 million. The bonds are convertible into common shares and mature on October 15, 2021. The initial conversion rate at the time of issuance was 56.2596 common shares per $1,000 bond, equivalent to a conversion price of approximately $17.7747 per share to the share price at the time. Since then, dividend distributions have increased the conversion rate to 58.0285, equivalent to a conversion price of approximately $17.2329 per share. As required by ASC 470-20 "Debt with conversion and other options", the Company calculated the equity component of the convertible bond, which was valued at $4.6 million and recorded as "Additional paid-in capital" (see Note 19: Long-term Debt).

The Company accounted for the acquisition of vessels from Frontline at Frontline's historical carrying value. The difference between the historical carrying values and the net investment in the leases was recorded as a deferred deemed equity contribution, which was presented as a reduction in net investment in direct financing leases in the balance sheet. This accounting treatment arose from the related party nature of both the initial transfer of the vessels and the subsequent leases.  The deferred deemed equity contributions were amortized to contributed surplus over the life of the lease arrangements, as lease payments were applied to the principal balance of the lease receivable. In the six months ended June 30, 2015, the Company credited contributed surplus with $2.0 million of such deemed equity contributions (year ended December 31, 2015: $2.0 million). On June 5, 2015, the charter agreements with Frontline were amended with effect from July 1, 2015 (see Note 23: Related party transactions), following which the remaining unamortized deferred deemed equity contributions were incorporated into the lease schedules and no further amounts have been credited to contributed surplus in respect of deferred deemed equity contributions.

22.	SHARE OPTION PLAN

The Option Scheme adopted in November 2006 will expire in November 2026. The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the Company per share in the period from the date of grant until the date the option is exercised, provided the subscription price shall never be reduced below the par value of the share. Options granted under the scheme will vest at a date determined by the board at the date of the grant. The options granted under the plan to date vest over a period of one to three years and have a five year term. There is no maximum number of shares authorized for awards of equity share options, and either authorized unissued shares of Ship Finance or treasury shares held by the Company may be used to satisfy exercised options.

The following summarizes share option transactions related to the Option Scheme in 2016, 2015 and 2014:

	2016		2015		2014
	Options	Weighted average exercise price $	Options	Weighted average exercise price $	Options	Weighted average exercise price $
Options outstanding at beginning of year	125,000	12.56	189,000	13.17	423,000	9.99
Granted	279,000	14.38	—	—	—	—
Exercised	(125,000)	12.11	(64,000)	10.55	(224,000)	5.41
Forfeited	—	—	—	—	(10,000)	5.56
Options outstanding at end of year	279,000	13.03	125,000	12.56	189,000	13.17
Exercisable at end of year	—	—	125,000	12.56	189,000	13.17

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

The fair values of options granted are estimated on the date of the grant, using the Black-Scholes-Merton option valuation model. The fair values are then expensed over the periods in which the options vest. The weighted average assumptions used to calculate the fair values of the new options granted in 2016 were a) risk free interest rate of 1.08%, b) expected share price volatility of 31.3%, c) expected dividend yield of 0% and d) expected life of options 3.5 years. No new options were granted in 2015 and 2014, and all options outstanding at December 31, 2015, were exercised in 2016. The weighted average fair value of options granted in 2016 is $3.06 per share as at grant-date (2015: $nil; 2014: $nil).

The total intrinsic value of options exercised in 2016 was $0.3 million on the day of exercise (2015: $0.3 million; 2014: $2.9 million). There are no options fully vested but not exercised at December 31, 2016.

As of December 31, 2016, the unrecognized compensation costs relating to non-vested options granted under the Option Scheme was $0.5 million (2015: $nil) and their intrinsic value amounted to $0.5 million .This cost will be recognized over the remaining vesting periods, which average 2.2 years. During the year ended December 31, 2016, the Company recognized an expense of $0.4 million in compensation cost relating to the stock options (2015: $nil; 2014: $nil).

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

–    Frontline (1)
–    Frontline 2012 (1)
–    Frontline Shipping and Frontline Shipping II (collectively the Frontline Charterers)
–    Seadrill
–    NADL
–    Golden Ocean (2)
–    United Freight Carriers ("UFC" - which is a joint venture approximately 50% owned by Golden Ocean)
–    Deep Sea
–    Golar Management UK Limited ("Golar") (3)
–    Seatankers Management Co. Ltd. ("Seatankers")
–    Arcadia Petroleum Limited ("Arcadia")
–    NorAm Drilling Company AS ("NorAm Drilling" - formerly Global Rig Company ASA)

(1)	On November 30, 2015, Frontline and Frontline 2012 merged, leaving Frontline as the surviving legal entity and Frontline 2012 becoming a wholly-owned subsidiary of Frontline.

(2)
In March 2015, Golden Ocean Group Limited merged with Knightsbridge Tankers Limited, leaving Knightsbridge Tankers Limited as the surviving legal entity and changing its name to Golden Ocean Group Limited.

(3)	From September 2014, Golar ceased to be a related party to the Company, following disassociation through the sale of shares held by a company associated with Hemen.

The Consolidated Balance Sheets include the following amounts due from and to related parties, excluding direct financing lease balances (see Note 15: Investments in direct financing leases):

(in thousands of $)	2016	2015
Amounts due from:
Frontline Charterers	11,906	18,052
Frontline Ltd	3,008	2,816
UFC	—	1,639
Deep Sea	1,945	—
SFL Linus	660	23,152
Total amount due from related parties	17,519	45,659
Loans to related parties - associated companies, long-term
SFL Deepwater	119,167	137,437
SFL Hercules	85,920	125,275
SFL Linus	125,000	125,000
Total loans to related parties - associated companies, long-term	330,087	387,712
Loans to related parties - others, long-term
Deep Sea	9,268	—
Total loans to related parties - others, long-term	9,268	—
Amounts due to:
Frontline Charterers	229	229
Frontline Management	493	143
Seatankers	79	—
Other related parties	49	44
Total amount due to related parties	850	416

SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries which are not fully consolidated but are accounted for under the equity method as at December 31, 2016. As described below in "Related party loans", at December 31, 2016 and 2015, the long-term loans from Ship Finance to SFL Deepwater, SFL Hercules, and SFL Linus are presented net of amounts due to them by Ship Finance on their respective current accounts.

Related party leasing and service contracts
As at December 31, 2016, 12 of the Company's vessels leased to Frontline Shipping (December 31, 2015: 14) and one of its offshore support vessels leased to a subsidiary of Deep Sea (December 31, 2015: two), are recorded as direct financing leases. In addition, at December 31, 2016, four offshore support vessels were leased to a subsidiary of Deep Sea and eight dry bulk carriers were leased to a subsidiary of Golden Ocean under operating leases. Also at December 31, 2016, one vessel leased to Frontline Shipping is recorded as a held for sale asset.

At December 31, 2016, the combined balance of net investments in direct financing leases with Frontline Shipping and Deep Sea was $411.1 million (2015: $511.4 million) of which $28.9 million (2015: $37.1 million) represents short-term maturities.

At December 31, 2016, the net book value of assets leased under operating leases to Deep Sea and Golden Ocean was $328.6 million (2015: $499.6 million).

At December 31, 2016, the carrying value of the held for sale asset leased to Frontline Shipping was $24.1 million (2015: $nil). In November 2016, the Company agreed to sell the VLCC Front Century to an unrelated party, and agreement was made with Frontline Shipping for the early termination of the charter upon delivery to the new owner, which occurred in March 2017 (see Note 27: Subsequent Events).

During the year ended December 31, 2016, the Company also earned income from another offshore support vessel leased to a subsidiary of Deep Sea, which was sold in February 2016, and from six dry bulk carriers leased to UFC on short-term charters, which all ended during the year.

A summary of leasing revenues earned from the Frontline Charterers, Deep Sea, Golden Ocean and UFC is as follows:

(in millions of $)	2016	2015	2014
Operating lease income	65.3	42.9	26.4
Direct financing lease interest income	22.9	34.2	45.4
Finance lease service revenue	44.5	46.5	46.5
Direct financing lease repayments	30.3	35.9	43.1
Profit sharing revenues	51.5	59.6	33.8

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

The Company's holding of Frontline ordinary shares represented approximately 27.73% of the issued share capital of Frontline at the time of receipt in June 2015. On November 30, 2015, Frontline merged with Frontline 2012 and increased its issued share capital, reducing the Company's holding to approximately 7.03%. Accordingly, from June 5, 2015, to November 30, 2015, the Company's shareholding was accounted for as an investment in associated companies (see Note 16: Investment in associated companies). Since December 1, 2015, the Company's holding of Frontline shares has been held under available-for-sale securities (see Note 11: Available-for-sale securities). In February 2016, Frontline enacted a 1-for-5 reverse stock split of its ordinary shares, and the Company's holding in Frontline now consists of 11 million ordinary shares. In the year ended December 31, 2016, the Company received dividend income totaling $11.6 million on these shares. As disclosed in Note 16: Investment in Associated Companies, the dividend received from Frontline in December 2015 was recorded against the carrying value of this investment.

Prior to December 31, 2011, Frontline Shipping and Frontline Shipping II paid the Company profit sharing of 20% of their earnings on a time-charter equivalent basis from their use of the Company's fleet above average threshold charter rates each fiscal year. The amendments to the charter agreements made on December 30, 2011, increased the profit sharing percentage to 25% for future earnings above those threshold levels. Of the $106 million compensation payment received, $50 million represented a non-refundable advance relating to the new 25% profit sharing agreement. The Company earned and recognized profit sharing revenue under the 25% arrangement in the year ended December 31, 2016, of $nil (2015: $nil; 2014: $nil). The amendments to the charter agreements effective from July 1, 2015, increased the profit sharing percentage from 25% to 50% for earnings above the new reduced time-charter rates, calculated and payable on a quarterly basis. The Company earned and recognized profit sharing revenue under the 50% arrangement of $50.9 million in the year ended December 31, 2016 (2015: $37.3 million; 2014: $nil).

The amendments to the charter agreements effective from January 1, 2012, additionally provided that for the four year period of the temporary reduction in charter rates, Frontline Shipping and Frontline Shipping II would pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day per vessel. This arrangement was discontinued from July 1, 2015, when the amendments agreed in June 2015 became effective. In the year ended December 31, 2016, the Company earned and recognized $nil revenue under this arrangement (2015: $19.9 million; 2014: $32.7 million), which is also reported under "Profit sharing revenues".

In the event that vessels on charter to the Frontline Charterers are agreed to be sold, the Company may either pay or receive compensation for the early termination of the lease. In July 2016, the VLCC Front Vanguard on charter to Frontline Shipping was sold and its lease canceled, with an agreed termination fee of $0.3 million received.

In September 2015, October 2015 and December 2015, the Suezmax tankers Front Glory, Front Splendour and Mindanao on charter to Frontline Shipping were sold and their leases canceled, with agreed termination fees payable of $2.2 million, $1.3 million and $3.3 million, respectively.

In November 2014, three VLCCs, namely Front Comanche, Front Commerce and Front Opalia, on charter to the Frontline Charterers were sold and their leases canceled, with agreed termination fees receivable of $49.2 million. Of the termination fees receivable, $10.5 million was received in cash and $38.7 million was received in the form of amortizing loan notes from Frontline receivable over the approximately eight remaining years of the canceled leases. The initial face value of the notes received, on which interest at 7.25% was receivable, was $48.4 million and their initial fair value of $38.7 million was determined from analysis of projected cash flows, based on factors including the terms, provisions and other characteristics of the notes, default risk of the issuing entity, the fundamental financial and other characteristics of that entity, and the current economic environment and trading activity in the debt market.

In December 2015, Frontline redeemed in full the loan notes received by the Company on the sale of the above three VLCCs in November 2014 and on the sale of two other VLCCs in 2013. The aggregate amount received on redemption was $113.2 million (2016: $nil; 2014: $nil), including accrued interest of $0.5 million (2016: $nil; 2014: $nil). At the time of the redemption, the loan notes had a carrying value of $83.8 million, resulting in a gain of $28.9 million on disposal.

In February 2016, the offshore support vessel Sea Bear on charter to a subsidiary of Deep Sea was sold and its lease canceled. An agreed termination fee was received in the form of loan notes from Deep Sea, receivable over the approximately six remaining years of the canceled lease. The initial face value of the notes received, on which interest at 7.25% is receivable, was $14.6 million and their initial fair value of $11.6 million was determined from analysis of projected cash flows, based on factors including the terms, provisions and other characteristics of the notes, default risk of the issuing entity, the fundamental financial and other characteristics of that entity, and the current economic environment and trading activity in the debt market.

In the year ended December 31, 2016, the Company had five other offshore support vessels on long-term bareboat charters to a subsidiary of Deep Sea. In July 2016, the Company agreed to amend the terms of the charters, which were scheduled to end between September 2019 and January 2020. Under the amended agreements, the charter rates have been temporarily reduced until May 2018, in exchange for extending the original charter periods by three years and introducing a 50% profit share on charter revenues earned by the vessels above the new base charter rates, calculated on a time-charter equivalent basis. In the year ended December 31, 2016, the Company earned no income under this arrangement (2015: $nil; 2014: $nil).

In the year ended December 31, 2016, the Company had eight dry bulk carriers operating on time-charters to a subsidiary of Golden Ocean, which include profit sharing arrangements whereby the Company earns a 33% share of profits earned by the vessels above threshold levels. In the year ended December 31, 2016, the Company earned no income under this arrangement (2015: $nil; 2014: $nil).

Until their short-term charters ended on the relevant dates during the year, the Company had up to six dry bulk carriers operating on time-charters to UFC during 2016, which included profit-sharing arrangements whereby the Company earned a 50% share of profits earned by the vessels above threshold levels. In the year ended December 31, 2016, the Company earned and recognized $0.6 million under this arrangement (2015: $2.5 million; 2014: $1.1 million).

As at December 31, 2016, the Company was owed a total of $11.9 million (2015: $18.1 million) by Frontline Shipping in respect of leasing contracts and profit share.

At December 31, 2016, the Company was owed $3.0 million (2015: $2.8 million) by Frontline in respect of various short-term items, including items relating to the operation of vessels in the spot market.

At December 31, 2016, the Company was owed $nil (2015: $1.6 million) by UFC in respect of leasing contracts and profit share.

At December 31, 2016, the Company was owed $1.9 million (2015: $nil) by Deep Sea and affiliates, including the $1.4 million carrying value of the short-term portion of the loan notes receivable from Deep Sea (2015: $nil). The $9.3 million carrying value of the long-term portion of the loan notes is reported under "Loans to related parties - others, long-term".

At December 31, 2016, the Company was owed $0.7 million by SFL Linus in addition to the loan due to the Company (2015: $23.2 million) - see below.

The vessels leased to Frontline Shipping are on time charter terms and for each such vessel the Company pays a fixed management/operating fee of $9,000 per day to Frontline Management (Bermuda) Ltd. ("Frontline Management"), a wholly owned subsidiary of Frontline. This daily fee has been payable since July 1, 2015, when amendments to the charter agreements became effective, before which the fixed daily fee was $6,500 per day. An exception to this arrangement is for any vessel leased to Frontline Shipping which is sub-chartered on a bareboat basis, for which there is no management fee payable for the duration of the bareboat sub-charter. In addition, during the year ended December 31, 2016, the Company also had 9 container vessels, 14 dry bulk carriers, two Suezmax tankers and two car carriers operating on time charter or in the spot market, for which the supervision of the technical management was sub-contracted to Frontline Management. In the year ended December 31, 2016, total management fees paid to Frontline Management amounted to $45.9 million (2015: $48.0 million; 2014: $48.4 million).

The vessels leased to a subsidiary of Golden Ocean are on time charter terms and for each vessel the Company pays a fixed management/operating fee of $7,000 per day to Golden Ocean Group Management (Bermuda) Ltd. ("Golden Ocean Management"), a wholly-owned subsidiary of Golden Ocean. Additionally, in the year ended December 31, 2016, the Company had 9 container vessels and 14 dry bulk carriers operating on time-charters, for which part of the operating management was sub-contracted to Golden Ocean Management. In the year ended December 31, 2016, total management fees paid to Golden Ocean Management amounted to approximately $21.3 million (2015: $9.0 million; 2014: $0.8 million). Management fees are classified as vessel operating expenses in the consolidated statements of operations.

The Company operates the Suezmax tankers Glorycrown and Everbright in the spot market (until the latter commenced a two year time charter in January 2016) and pays Frontline Management a management fee of 1.25% of chartering revenues. In 2016, $0.4 million was paid to Frontline Management pursuant to this arrangement (2015: $0.4 million; 2014: $0.3 million).

In 2016, the Company also paid $0.6 million to Frontline Management (2015: $0.5 million, 2014: $0.5 million) for administrative services, including corporate services, and $0.3 million to Seatankers (2015: $nil; 2014: $nil) for the provision of advisory and support services.

The Company pays fees to Frontline Management for the management supervision of some of its newbuildings, which in 2016 amounted to $nil (2015: $0.1 million; 2014: $2.9 million).

In the year ended December 31, 2016, the Company paid $0.3 million to Seatankers Management Norway AS (2015: $0.4 million to Frontline Management AS; 2014: $0.4 million to Frontline Management AS) for the provision of office facilities in Oslo, and $0.2 million to Frontline Corporate Services Ltd (2015: $0.1 million to Arcadia; 2014: $0.1 million to Golar) for the provision of office facilities in London. Golar ceased to be a related party in September 2014.

As at December 31, 2016, the Company owes Frontline Management and Frontline Management AS a combined total of $0.5 million (2015: $0.1 million) for various items, including technical supervision fees and office costs. At December 31, 2016, the Company also owes Seatankers $0.1 million (2015: $nil) for advisory and support services.

On October 5, 2016, the Company issued a senior unsecured convertible bond loan totaling $225.0 million. In conjunction with the bond issue, the Company loaned up to 8,000,000 of its common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. The shares that were lent by the Company were initially borrowed from Hemen Holding Ltd., the largest shareholder of the Company, for a one-time loan fee of $120,000 In November 2016, the Company issued 8,000,000 new shares, to replace the shares borrowed from Hemen Holding Ltd.and received $80,000 from Hemen Holding Ltd.

Related party loans – associated companies
Ship Finance has entered into agreements with SFL Deepwater, SFL Hercules and SFL Linus granting them loans of $145.0 million, $145.0 million and $125.0 million, respectively. The loans to SFL Deepwater and SFL Hercules are fixed interest rate loans, and the loan to SFL Linus was interest free until the newbuilding jack-up drilling rig was delivered to that company, since when it has been a fixed interest rate loan. These loans are repayable in full on October 1, 2023, October 1, 2023 and June 30, 2029, respectively, or earlier if the companies sell their drilling units. Ship Finance is entitled to take excess cash from these companies, and such amounts are recorded within their current accounts with Ship Finance. The loan agreements specify that the balance on the current accounts will have no interest applied and will be settled by offset against the eventual repayments of the fixed interest loans. In the year ended December 31, 2016, the Company received interest income on these loans of $6.5 million from SFL Deepwater (2015: $6.5 million; 2014: $6.5 million), $6.5 million from SFL Hercules (2015: $6.5 million; 2014: $6.5 million) and $5.6 million from SFL Linus (2015: $5.6 million, 2014: $4.9 million) totaling $18.7 million.

Ship Finance also granted a $145.0 million fixed interest rate loan to SFL West Polaris, which was repaid when that company was sold on December 30, 2014. The terms of the loan were similar to those in the above continuing loans, and in the year ended December 31, 2016, the Company received interest income on this loan of $nil (2015: $nil; 2014: $6.5 million).

Related party purchases and sales of vessels – 2016
No vessels were acquired from or sold to related parties in the year ended December 31, 2016.
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
Other related party investments
In November 2016, the Company acquired approximately 12 million shares in NorAm Drilling for a consideration of approximately $0.7 million. This investment, on which no dividend was received in the year ended December 31, 2016, is included in "Available-for-sale securities" (see Note 11). The Company also holds within "Available-for-sale securities" 5.7 million $1 senior secured corporate bonds in NorAm Drilling due 2019, on which interest amounting to $0.5 million was earned in the year ended December 31, 2016 (2015: $0.6 million; 2014: $0.7 million).

24.	FINANCIAL INSTRUMENTS

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates and exchange rates. The Company has a portfolio of swaps which swap floating rate interest to fixed rate, and which also fix the Norwegian kroner to US dollar exchange rate applicable to the interest payable and principal repayment on the NOK bonds due 2017 and 2019. From a financial perspective these swaps hedge interest rate and exchange rate exposure. The counterparties to such contracts are DNB Bank, Nordea Bank Finland Plc., ABN AMRO Bank N.V., NIBC Bank N.V., Skandinaviska Enskilda Banken AB (publ), ING Bank N.V., Danske Bank A/S, Swedbank AB (publ), Credit Agricole Corporate & Investment Bank and Commonwealth Bank of Australia. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered not to be substantial as the counterparties are all banks which have provided the Company with loans.

The following tables present the fair values of the Company's derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	2016	2015
Designated derivative instruments -short-term liabilities:
Interest rate swaps	—	—
Cross currency interest rate swaps	37,101	—
Non-designated derivative instruments -short-term liabilities:
Interest rate swaps	—	—
Cross currency interest rate swaps	2,208	—
Total derivative instruments - short-term liabilities	39,309	—
Designated derivative instruments -long-term liabilities:
Interest rate swaps	10,134	11,458
Cross currency interest rate swaps	41,716	87,642
Non-designated derivative instruments -long-term liabilities:
Interest rate swaps	1,388	2,897
Cross currency interest rate swaps	8,218	11,645
Total derivative instruments - long-term liabilities	61,456	113,642

(in thousands of $)	2016	2015
Designated derivative instruments -short-term assets:
Interest rate swaps	110	—
Total derivative instruments - short-term assets	110	—
Designated derivative instruments -long-term assets:
Interest rate swaps	4,540	487
Non-designated derivative instruments -long-term assets:
Interest rate swaps	1,502	313
Total derivative instruments - long-term assets	6,042	800

Interest rate risk management
The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. At December 31, 2016, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR or NIBOR, as summarized below. The summary includes all swap transactions, most of which are hedges against specific loans.

Notional Principal (in thousands of $)	Inception date	Maturity date	Fixed interest rate
$28,680 (reducing to $24,794)	March 2008	August 2018	4.05% - 4.15%
$30,233 (reducing to $23,394)	April 2011	December 2018	2.13% - 2.80%
$44,873 (reducing to $34,044)	May 2011	January 2019	0.80% - 2.58%
$100,000 (remaining at $100,000)	August 2011	August 2021	2.50% - 2.93%
$145,667 (terminating at $79,733)	May 2012	August 2022	1.76% - 1.85%
$105,436 (equivalent to NOK600 million)	October 2012	October 2017	5.92% - 6.23%	*
$35,467 (reducing to $32,142)	February 2013	December 2017	0.81% - 0.82%
$100,000 (remaining at $100,000)	March 2013	April 2023	1.85% - 1.97%
$151,008 (equivalent to NOK900 million)	March 2014	March 2019	6.03%	*
$108,375 (reducing to $70,125)	December 2016	December 2021	1.86% - 3.33%
$110,500 (reducing to $70,125)	January 2017	January 2022	1.56% - 3.09%
$31,547 (reducing to $19,413)	September 2015	March 2022	1.67%
$200,156 (reducing to $149,844)	February 2016	February 2021	1.07% - 1.26%

*
These swaps relate to the NOK600 million and the NOK900 million unsecured bonds, and the fixed interest rates paid are exchanged for NIBOR plus the margin on the bonds. For the remaining swaps the fixed interest rate paid is exchanged for LIBOR, excluding margin on the underlying loans.

Two interest rate swap agreements with a combined notional principal of $110.5 million have an inception date of January, 2017, and an interest rate swap agreement with a notional principal of $54.2 million has an inception date of March 2017. The total notional principal amount subject to swap agreements as at December 31, 2016, excluding those with inception dates in the future, was $1,027.3 million (2015: $804.8 million).

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

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities at December 31, 2016, and 2015, are as follows:

	2016	2016	2015	2015
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available-for-sale securities	118,489	118,489	199,594	199,594
Floating rate NOK bonds due 2017	65,445	65,955	63,681	63,719
Floating rate NOK bonds due 2019	87,801	86,026	85,434	79,549
3.75% unsecured convertible bonds due 2016	—	—	117,500	118,021
3.25% unsecured convertible bonds due 2018	184,202	201,206	350,000	378,315
5.75% unsecured convertible bonds due 2021	225,000	224,366	—	—
Derivatives:
Interest rate/ currency swap contracts – short-term receivables	110	110	—	—
Interest rate/ currency swap contracts – long-term receivables	6,042	6,042	800	800
Interest rate/ currency swap contracts – short-term payables	39,309	39,309	—	—
Interest rate/ currency swap contracts – long-term payables	61,456	61,456	113,642	113,642

The above short-term receivables relating to interest rate/ currency swap contracts at December 31, 2016, all relate to designated hedges. The above long-term receivables relating to interest rate/ currency swap contracts at December 31, 2016, include $1.5 million which relates to non-designated swap contracts (2015: $0.3 million), with the balance relating to designated hedges. The above short-term payables relating to interest rate/ currency swap contracts at December 31, 2016, include $2.2 million which relates to non-designated swap contracts (2015: $nil), with the balance relating to designated hedges. The above long-term payables relating to interest rate/ currency swap contracts at December 31, 2016, include $9.6 million which relates to non-designated swap contracts (2015: $14.5 million), with the balance relating to designated hedges.

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

The above fair values of financial assets and liabilities as at December 31, 2016, are measured as follows:

		Fair value measurements using
	Total fair value as at December 31, 2016	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)		(Level 1)	(Level 2)	(Level 3)
Assets:
Available-for-sale securities	118,489	118,489
Interest rate/ currency swap contracts – short-term receivables	110		110
Interest rate/ currency swap contracts - long-term receivables	6,042		6,042
Total assets	124,641	118,489	6,152	—
Liabilities:
Floating rate NOK bonds due 2017	65,955	65,955
Floating rate NOK bonds due 2019	86,026	86,026
3.25% unsecured convertible bonds due 2018	201,206	201,206
5.75% unsecured convertible bonds due 2021	224,366	224,366
Interest rate/ currency swap contracts – short-term payables	39,309		39,309
Interest rate/ currency swap contracts – long-term payables	61,456		61,456
Total liabilities	678,318	577,553	100,765	—

The above fair values of financial assets and liabilities as at December 31, 2015, were measured as follows:

		Fair value measurements using
	Total fair value as at December 31, 2015	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)		(Level 1)	(Level 2)	(Level 3)
Assets:
Available-for-sale securities	199,594	199,594		—
Interest rate/ currency swap contracts – long-term receivables	800		800
Total assets	200,394	199,594	800	—
Liabilities:
Floating rate NOK bonds due 2017	63,719	63,719
Floating rate NOK bonds due 2019	79,549	79,549
3.75% unsecured convertible bonds due 2016	118,021	118,021
3.25% unsecured convertible bonds due 2018	378,315	378,315
Interest rate/ currency swap contracts – long-term payables	113,642		113,642
Total liabilities	753,246	639,604	113,642	—

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

Available-for-sale securities consist of (i) listed Frontline shares (ii) NorAm shares traded on the Norwegian OTC and (iii) secured listed and unlisted corporate bonds. The fair value of the Frontline and NorAm shares and the listed and unlisted corporate bonds consists of their aggregate market value as at the balance sheet date.

The estimated fair values for the floating rate NOK bonds due 2017 and 2019, and the 3.75%, 3.25% and 5.75% unsecured convertible bonds are based on the quoted market prices as at the balance sheet date.

The fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR/NIBOR interest rates as at the balance sheet date.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Skandinaviska Enskilda Banken, ABN AMRO, Nordea, Bank of Valletta and Credit Agricole Corporate and Investment Bank. However, the Company believes this risk is remote.

Since the Company was spun-off from Frontline in 2004, Frontline has accounted for a significant proportion of our operating revenues. In the year ended December 31, 2016, Frontline accounted for 28% of our operating revenues (2015: 33%, 2014: 37%). There is thus a concentration of revenue risk with Frontline.

In addition, a significant portion of our net income is generated from our associated companies that lease rigs to subsidiaries of Seadrill including NADL, which is fully guaranteed by Seadrill. In the year ended December 31, 2016, income from our associated companies accounted for 31.7% of our net income (2015: 24.7%, 2014: 46.7%). There is thus a concentration of risk with Seadrill. Seadrill continues to be engaged in ongoing negotiations with its banks, potential new money investors and advisers to an ad hoc committee of bondholders regarding the terms of a comprehensive restructuring, which may include the infusion of new capital. Seadrill has also indicated that it expects the implementation of a comprehensive restructuring plan will likely involve schemes of arrangement or chapter 11 bankruptcy proceedings. If a comprehensive restructuring agreement is not reached, the Company's income generated from associated companies could be reduced or eliminated and could also result in a default under the respective loan facilities provided by the banks in these associated companies resulting in them calling on guarantees made by the Company. As discussed in Note 25, the Company, at December 31, 2016, guaranteed a total of $240.0 million of the bank debt in these companies and had loans granted by the Company to these associated companies totalling $330.7 million. The loans granted by the Company are considered not impaired at December 31, 2016, due to the fair value of ultra deepwater drilling rigs owned by SFL Deepwater and SFL Hercules exceeding the book values at December 31, 2016 and due to current employment under a sub-charter and generally high utilization rates for the type of harsh environment jack-up rig in SFL Linus.

25.	COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

2016
Book value of consolidated assets pledged under ship mortgages (see Note 19)	$2,009 million

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

SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries of the Company, which are accounted for using the equity method. Accordingly, their assets and liabilities are not consolidated in the Company's Consolidated Balance Sheets, but are presented on a net basis under "Investment in associated companies" - see Note 16. As at December 31, 2016, their combined bank borrowings amounted to $883.4 million and the Company guaranteed $240.0 million of this debt which is secured by first priority mortgages over the relevant rigs. In addition, the Company has assigned all claims it may have under secured loans granted by the Company to SFL Deepwater, SFL Hercules and SFL Linus, in favor of the lenders under the respective credit facilities (2016: $330.7 million). These loans are secured by second priority mortgages over each of the rigs, which have been assigned to the lenders under the respective credit facilities. The lenders under the respective credit facilities have also been granted a first priority pledge over all shares of the relevant asset owning subsidiaries.

At December 31, 2016, the Company had commitments under contracts to acquire newbuilding vessels totaling $76.1 million (2015: $261.9 million). In addition, one subsidiary had contractual commitments relating to the chartering-in of one 19,200 TEU container vessel on a 15 year bareboat charter amounting to $203.0 million at December 31, 2016 (2015: commitments of $406.1 million relating to two chartered-in 19,200 TEU container vessels), of which $15.0 million represents the remaining balance from the initial payment, due on delivery of the vessel (2015: $30.0 million). There are no other contractual commitments at December 31, 2016.

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

The Company's consolidated financial statements include 25 variable interest entities, all of which are wholly-owned subsidiaries. These subsidiaries own vessels with existing charters during which related and third parties have fixed price options to purchase the respective vessels, at dates varying from April 2018 to July 2025. It has been determined that the Company is the primary beneficiary of these entities, as none of the purchase options are deemed to be at bargain prices and none of the charters include sales options.

At December 31, 2016, the vessel of one of these entities is accounted for as a direct financing lease with a carrying value of $20.2 million, unearned lease income of $0.8 million and estimated residual value of $4.0 million. The outstanding loan balances in this entity is $6.0 million, of which the short-term portion is $nil.

The other 24 fully consolidated variable interest entities own vessels which are accounted for as operating lease assets, with a total net book value at December 31, 2016, of $564.9 million. The outstanding loan balances in these entities total $250.3 million, of which the short-term portion is $13.9 million.

27.	SUBSEQUENT EVENTS

In February 2017, the Board of Ship Finance declared a dividend of $0.45 per share which was paid in cash on March 30, 2017.

In February 2017, Deep Sea announced the plan to merge with Solstad Offshore ASA and Farstad Shipping ASA. The new listed entity will be called Solstad Farstad ASA, and the transaction is expected to be finalized in the second quarter of 2017. Subject to completion of the merger, a wholly owned subsidiary of Solstad Farstad ASA will be the charter guarantor under our agreements going forward.

In February 2017, Seadrill provided an update on the ongoing restructuring of their company in their fourth quarter earnings release. According to Seadrill, the negotiation of a potential financial restructuring with its secured lending banks, unsecured bondholders, and potential new money investors is continuing. In the event a consensual restructuring agreement is not concluded within certain deadlines, or an agreement to an extension of the deadlines is not reached, Seadrill are also preparing various contingency plans, including potential schemes of arrangement or chapter 11 proceedings. In April 2017, Seadrill announced that they continue to be engaged in ongoing negotiations with their banks, potential new money investors and the advisers to an ad hoc committee of bondholders regarding the terms of a comprehensive restructuring, which may include the infusion of new capital. While no definitive terms have been reached, based on stakeholder and new money investor feedback, as well as Seadrill’s existing leverage, Seadrill currently believes that a comprehensive restructuring plan will require a substantial impairment or conversion of its bonds as well as impairment, losses or substantial dilution for other stakeholders. Seadrill also announced that it expects the implementation of a comprehensive restructuring plan will likely involve schemes of arrangement or chapter 11 proceedings.

In March 2017, the Company delivered the 1998-built VLCC Front Century to an unrelated third party. The sale of the vessel was agreed in November 2016, in combination with a termination of the charter to Frontline upon delivery of the vessel to the new owner. The net sale price for the vessel was approximately $23.8 million, including compensation receivable from Frontline for the early termination of the charter.

In March 2017, SFL Europa was released following its detention in the port of Chittagong, Bangladesh, in November 2016 due to unpaid expenses incurred by the previous charterer, Hanjin Shipping. The vessel is being marketed for a new charter.

In March 2017, we took delivery of the MSC Viviana, a 19,200 TEU container vessel chartered-in on a 15-year bareboat lease. Upon delivery, the vessel commenced a 15-year bareboat charter to MSC.

In April 2017, the jack-up drilling rig Soehanah was redelivered to us from the previous charterer, PT Apexindo Pratama Duta TBK (“Apexindo”), following completion of a special periodic survey. The Company received a $6 million non-amortizing loan note from Apexindo, with a term of approximately six years, which became effective upon the redelivery of the rig to the Company. The rig, which is debt free, is being marketed for new opportunities.