Form 20-F
period 2017-12-31
Ship Finance International LTD
filed 2018-03-26
CIK 1289877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2017

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

110,930,873	Common Shares, $0.01 Par Value

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
[ X ] Yes  [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ X ]	Accelerated filer [ ]	Non-accelerated filer [ ]
Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [   ]

† The term new or revised financial accounting standard refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[ X ] U.S. GAAP	[ ] International Financial Reporting Standards as issued by the International Accounting Standards Board	[ ] Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
[    ] Item 17  [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
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

▪	changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs;

▪	performance of the Company’s charterers and other counterparties with whom the Company deals;

▪	the impact of any restructuring of the counterparties with whom the Company deals, including the ongoing restructuring of Seadrill Limited, or Seadrill;

▪	timely delivery of vessels under construction within the contracted price;

▪	changes in governmental rules and regulations or actions taken by regulatory authorities;

ii

▪	potential liability from pending or future litigation;

▪	general domestic and international political conditions;

▪	potential disruption of shipping routes due to accidents; and

▪	piracy or political events.
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

A. SELECTED FINANCIAL DATA

Our selected income statement and cash flow statement data with respect to the fiscal years ended December 31, 2017, 2016 and 2015 and our selected balance sheet data with respect to the fiscal years ended December 31, 2017 and 2016 have been derived from our consolidated financial statements included in Item 18 of this annual report, prepared in accordance with accounting principles generally accepted in the United States, which we refer to as US GAAP.

The selected income statement and cash flow statement data for the fiscal years ended December 31, 2014 and 2013 and the selected balance sheet data for the fiscal years ended December 31, 2015, 2014 and 2013 have been derived from our consolidated financial statements not included herein.  The following table should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and our consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of dollars except common share and per share data)
Income Statement Data:
Total operating revenues	380,878	412,951	406,740	327,487	270,860
Net operating income	154,626	168,089	166,046	145,146	117,366
Net income	101,209	146,406	200,832	122,815	89,206
Earnings per share, basic	$1.06	$1.57	$2.15	$1.32	$1.00
Earnings per share, diluted	$1.03	$1.50	$1.88	$1.24	$0.99
Dividends declared	152,907	168,289	162,594	152,142	109,114
Dividends declared per share	$1.60	$1.80	$1.74	$1.63	$1.17

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of dollars except common share and per share data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	153,052	62,382	70,175	50,818	58,641
Vessels and equipment, net (including newbuildings)	1,762,596	1,770,616	1,681,466	1,464,700	1,215,624
Investment in direct financing and sales-type leases (including current portion)	618,071	556,035	511,443	746,531	903,408
Investment in associated companies (including loans and receivables)	328,505	330,877	495,479	399,488	571,702
Total assets	3,012,082	2,937,377	3,032,554	3,004,596	3,004,505
Short and long term debt (including current portion)	1,504,007	1,552,874	1,634,205	1,695,501	1,695,401
Capital lease obligations (including current portion)	239,607	122,403	—	—	—
Share capital	1,109	1,015	93,468	93,404	93,260
Stockholders' equity	1,194,997	1,134,095	1,241,810	1,153,492	1,191,933
Common shares outstanding (1)	110,930,873	101,504,575	93,468,000	93,404,000	93,260,000
Weighted average common shares outstanding (1)	95,596,644	93,496,744	93,449,904	93,330,622	89,508,233

Cash Flow Data:
Cash provided by operating activities	177,796	230,073	258,401	132,401	140,124
Cash provided by (used in) investing activities	48,362	39,399	(205,782)	(21,940)	(73,982)
Cash used in financing activities	(135,488)	(277,265)	(33,262)	(118,284)	(68,043)

Note 1: The number of common shares outstanding at December 31, 2017 and 2016 includes 8,000,000 shares issued as part of a share lending arrangement relating to the issue in October 2016 of senior unsecured convertible bonds. These shares are owned by the Company and will be returned on or before maturity of the bonds in 2021. Accordingly, they are not included in the weighted average number of common shares outstanding at December 31, 2017 and 2016.

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

Our assets are primarily engaged in transporting crude oil and oil products, dry bulk and containerized cargos, and in offshore drilling and related activities. The following summarizes the risks that may materially affect our business, financial condition or results of operations.  Unless otherwise indicated in this annual report on Form 20-F, all information concerning our business and our assets is as of March 26, 2018.

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

An over-supply of vessel capacity may lead to reductions in charter hire rates and profitability.

The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. An over-supply of vessel capacity, combined with a decline in the demand for such vessels, may result in a reduction of charter hire rates.  Upon the expiration or termination of our vessels' current charters, if we are unable to re-charter our vessels at rates sufficient to allow us to operate our vessels profitably or at all, it would have a material adverse effect on our revenues and profitability.

The current state of the world financial markets and current economic conditions may result in a general reduction in the availability of equity and debt finance, which would have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

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
Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the availability and cost of obtaining money from the public and private equity and debt markets has become more difficult. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt, and reduced, and in some cases ceased, to provide funding to borrowers and other market participants, including equity and debt investors, and some have been unwilling to invest on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
As of December 31, 2017, we had total outstanding indebtedness of $2.3 billion under our various credit facilities and bond loans, including our equity-accounted subsidiaries.

If economic conditions throughout the world deteriorate or become more volatile, it could impede our operations.
Our ability to secure funding is dependent on well-functioning capital markets and on an appetite to provide funding to the shipping industry. At present, capital markets are well-functioning and funding is available for the shipping industry. However, if global economic conditions worsen or lenders for any reason decide not to provide debt financing to us, we may not be able to secure additional financing to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due, or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
The world economy faces a number of challenges, including the effects of volatile oil prices, continuing turmoil and hostilities in the Middle East, the Korean Peninsula, North Africa and other geographic areas and countries. If one or more of the major national or regional economies should weaken, there is a substantial risk that such a downturn will impact the world economy. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas.
In Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Eurosceptic parties, which would like their countries to leave the Euro. The exit of the United Kingdom from the European Union and potential new trade policies in the United States further increase the risk of additional trade protectionism.
In China, a transformation of the Chinese economy is underway, as China transforms from a production-driven economy towards a service or consumer-driven economy. The Chinese economic transition implies that we do not expect the Chinese economy to return to double digit GDP growth rates in the near term. The quarterly year-over-year growth rate of China's GDP was approximately 6.9% for the year ending December 31, 2017, and despite slightly increasing from approximately 6.7% for the year ended December 31, 2016, continues to remain below pre-2008 levels. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness.
While the recent developments in Europe and China have been without significant immediate impact on our charter rates, an extended period of deterioration in the world economy could reduce the overall demand for our services. Such changes could adversely affect our future performance, results of operations, cash flows and financial position.
Credit markets in the United States and Europe have in the past experienced significant contraction, de-leveraging and reduced liquidity, and there is a risk that U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, volatile.

We face risks attendant to changes in economic environments, changes in interest rates and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations and financial condition and may cause the price of our common shares to decline.
Prospective investors should consider the potential impact, uncertainty and risk associated with the development in the wider global economy. Further economic downturn in any of these countries could have a material effect on our future performance, results of operations, cash flows and financial position.

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

Regulations relating to ballast water discharge coming into effect during September 2019 may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines of ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention ("IOPP") renewal survey, existing vessels must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. We currently have 16 vessels that are on fixed price management agreements with Frontline Management (Bermuda) Ltd., or Frontline Management, and Golden Ocean Group Management (Bermuda) Ltd, or Golden Ocean Management, which include the cost of complying with regulations. We have 25 vessels employed under bareboat charters where the cost of fitting ballast water treatment systems would lie with the charterer, if such vessel is still employed under the relevant bareboat charter at the time the regulations become applicable. We also have 28 vessels employed in the spot market or under time charter agreements. Seven of these have already been fitted with ballast water treatment systems and the remainder are scheduled to be fitted within the required deadlines. The costs of compliance may be substantial and adversely affect our revenues and profitability.

Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels. At present, most piracy and armed robbery incidents are recurrent in the Gulf of Aden region off the coast of Somalia, Gulf of Guinea region off Nigeria, South China Sea, Sulu Sea and Celebes Sea. Sporadic incidents of robbery are also reported in many parts of Asia. The political turmoil in the Middle East region may also lead to collateral damages in waters off Yemen. The current diplomatic crisis between Gulf Co-operation Council (GCC) countries may lead to an uncertain security situation in the Middle East region.
The security arrangements made for ship staff and vessels to counteract the ever-evolving security threat and to comply with Best Management Practices (BMP) add to the cost of operations of our ships.
The "war risks" areas are established by the Joint War Risks Committee. Our vessels have to trade in such areas due to the nature of our business. Due to the above issues when vessels trade in such areas, the insurance premiums are increased significantly to cover for the additional risks.
The above factors could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common shares.

From time to time on charterers' instructions, our vessels may call and have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Iran, North Korea, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

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

U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from the sanctions lists of the Office of Foreign Assets Control; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently “lifted” until the earlier of “Transition Day,” set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities. On October 13, 2017, President Trump announced he would not certify Iran’s compliance with the JCPOA.  This did not withdraw the U.S. from the JCPOA or reinstate any sanctions.  However, President Trump must periodically renew sanctions waivers and his refusal to do so could result in the reinstatement of certain sanctions suspended under the JCPOA.

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

We do not currently have any shipping or drilling contracts or plans to initiate any shipping or drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism. However, we may in the future enter into shipping and drilling contracts with countries or government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism, or we may enter into shipping and drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S government and/or identified by the U.S. government as state sponsors of terrorism. While entering into such contracts would not violate U.S. law, it could potentially negatively affect our ability to obtain investors. In some cases, U.S. investors would be prohibited from investing in an arrangement in which the proceeds could directly or indirectly be transferred to or may benefit a sanctioned entity. Moreover, even though the investment would not violate U.S. law, potential investors could view such shipping and drilling contracts negatively, which could adversely affect our reputation and the market for our shares.

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

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented, and competition arises primarily from other vessel owners. Competition for seaborne transportation of goods and products is intense and depends on charter rates and the location, size, age, condition and acceptability of the vessel and its operators to charterers.  Due in part to the highly fragmented market, competitors with greater resources could operate larger fleets than we may operate and thus be able to offer lower charter rates and higher quality vessels than we are able to offer.  If this were to occur, we may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, financial condition and results of operations. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to certain activities than we can, resulting in a significant competitive threat to us. We cannot give assurances that we will continue to compete successfully with our competitors or that these factors will not erode our competitive position in the future.

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

An over-supply of drilling units has led to a reduction in day-rates and therefore has adversely affected the ability of certain of our rig charterers to make lease payments to us.

We have leased two of our drilling units to two subsidiaries of Seadrill, namely Seadrill Deepwater Charterer Ltd., or Seadrill Deepwater, and Seadrill Offshore AS, or Seadrill Offshore. In addition, we have chartered one drilling unit to North Atlantic Linus Charterer Ltd., or North Atlantic Linus, which is a subsidiary of North Atlantic Drilling Limited, or NADL. The performance under the above leases is guaranteed by Seadrill, and Seadrill Deepwater, Seadrill Offshore and North Atlantic Linus are collectively referred to as the Seadrill Charterers. Following the 2008 peak in the oil price of around $140 per barrel, there was a period of high utilization and high dayrates, which prompted industry participants to increase the supply of drilling units by ordering the construction of new drilling units. The reduction in oil prices since 2014 has resulted in reduced demand for drilling units, which has adversely affected the Seadrill Charterers' ability to secure drilling contracts and, therefore, their ability to make lease payments to us.

In addition, the new construction of high-specification units, as well as changes in the Seadrill Charterers' competitors' drilling rig fleets, could cause our drilling units to become less competitive.

In September 2017, Seadrill announced that it has entered into a restructuring agreement (the “Restructuring Plan”) with more than 97% of its secured bank lenders, approximately 40% of its bondholders and a consortium of investors led by its largest shareholder, Hemen Holding Limited, or Hemen, who is also the largest shareholder in the Company. The Company and our three subsidiaries owning the relevant drilling units have also entered into the Restructuring Plan, which will be implemented by way of prearranged chapter 11 cases. In February 2018, Seadrill announced that it had succeeded in reaching a global settlement with an ad hoc group of bondholders, the official committee of unsecured creditors, and other major creditors in its chapter 11 cases. As a result of the settlement, approximately 70% of Seadrill's bondholders by principal amount have now signed up to the Restructuring Plan. Please see risk factor entitled, “Recently Seadrill announced that they reached a global settlement in its Chapter 11 proceedings. Although Seadrill has confirmed that its business operations remain unaffected by its restructuring efforts at this time, we may be adversely impacted if the Restructuring Plan is not approved by the court.”

One of the rigs leased to the Seadrill Charterers, the West Taurus, is currently idle, as the Seadrill Charterers have not been able to secure new drilling contracts in the current market. In the event that the Seadrill Charterers default on their obligations under the leases and the drilling units are redelivered to us, there is a significant risk that we would not be able to secure new employment for the rigs in the current market, which may have a material adverse effect on our business and our ability to pay dividends.

We also have one jack-up drilling rig, the Soehanah, which has been employed, since June 2017, on a one year bareboat charter with a one year option to extend on behalf of the charterer. If the charter is not extended, there is a significant risk that we would not be able to secure new employment for the rig in the current market.

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

The offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and, accordingly, the Seadrill Charterers are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. The Seadrill Charterers may be required to make significant capital expenditures to comply with governmental laws and regulations. It is also possible that these laws and regulations may in the future add significantly to the Seadrill Charterers' operating costs or significantly limit drilling activity. Governments in some countries are increasingly active in regulating and controlling the ownership of concessions, the exploration for oil and gas, and other aspects of the oil and gas industries. In recent years, increased concern has been raised over protection of the environment. Offshore drilling in certain areas has been opposed by environmental groups, and has in certain cases been restricted. For example, on December 20, 2016, the former United States President and Canadian Prime Minister announced a ban on offshore oil and gas drilling in large areas of the Arctic and the Atlantic Seaboard. It is presently unclear how long these bans will remain in effect. Further operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

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

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business, including processing, transmitting and storing electronic and financial information, is dependent on computer hardware and software systems.  Information systems are vulnerable to security breaches by computer hackers and cyber terrorists.  We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems.  However, these measures and technology may not adequately prevent security breaches.  In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer.  Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

New technologies may cause our current drilling methods to become obsolete, resulting in an adverse effect on our business.

The offshore contract drilling industry is subject to the introduction of new drilling techniques and services using new technologies, some of which may be subject to patent protection. As competitors and others use or develop new technologies, we may be placed at a competitive disadvantage and competitive pressures may force us to implement new technologies at substantial cost. In addition, competitors may have greater financial, technical and personnel resources that allow them to benefit from technological advantages and implement new technologies before we can. We may not be able to implement technologies on a timely basis or at a cost that is acceptable to us.

Prolonged or significant downturns in the tanker, dry bulk carrier, container, offshore drilling and offshore support vessel charter markets may have an adverse effect on our earnings.

Although most of our vessels are employed on medium or long term charters, prolonged or significant downturns in the markets in which we operate could have a significant and adverse effect in finding new customers in the short and long term market and on our existing customers' ability to continue to fulfil their obligations to us. It also affects the resale value of vessels.

The tanker market has experienced a downturn over the last year, due in part to an oversupply of vessels and the cut in OPEC production agreed in early 2017. According to industry sources, spot earnings for Very Large Crude Carriers, or VLCCs, declined from an average of $54,000 per day in December 2016 to an average of $10,377 per day in December 2017, being the lowest level in many years. We currently have eight vessels on charter to Frontline Shipping Limited (“Frontline Shipping”), an unguaranteed subsidiary of Frontline Ltd. (“Frontline”). With the downturn in the tanker market, there is a significant risk that Frontline Shipping may not have sufficient funds to fulfil their obligations under the charters.

During the period from 2008 to 2016, the abrupt and dramatic downturn in the dry bulk charter market, from which we derive some of our revenues, has severely affected the dry bulk shipping industry. The Baltic Dry Index, or BDI, an index published by The Baltic Exchange of shipping rates for 20 key dry bulk routes, has fallen 97% from a peak of 11,793 in May 2008 to a low of 290 in February 2016. While the BDI has since increased, climbing to 1,192 in February 2018, there can be no assurance that the dry bulk charter market will continue to recover, and the market could decline.

The container market saw improvements in 2017, following a challenging environment in 2016. Charter rates generally improved through most of the year, with some variation across the vessel sizes due in part to a reduction in excess capacity. Significant overcapacity continues to affect the balance of supply and demand, and there can be no assurance that the container market will continue to recover and the market will not decline.

From 2011 to 2013, the oil price (Brent crude spot) averaged around $110 per barrel, however, over the course of 2014 the oil price fell to below $50 per barrel in December 2014 and the fall continued to under $30 per barrel in January 2016, although this recovered to an average of $43 per barrel in 2016 and increased to an average of $54 per barrel in 2017. As a consequence of this fall in oil prices after 2013, oil and gas companies significantly reduced their exploration and development activities, resulting in many drilling companies laying up rigs and experiencing financial difficulties, including our customer Seadrill, who entered into the Restructuring Plan in September 2017.

The downturn in the offshore drilling market  has also had a related effect on the offshore support vessel market which remains one of the most severely affected by the downturn in the offshore drilling market. Despite small indications of demand-side improvement, which has helped to offer marginal improvements in some day rate levels in early 2018, there are severe supply side challenges for the market with more than 1,100 OSVs in lay-up, and many more idle or under-utilized, according to industry sources. We have five offshore supply vessels on long term charters to Deep Sea Supply Shipowning II AS (the “Solstad Charterer”), which was a wholly owned subsidiary of Deep Sea Supply Plc. (“Deep Sea”). Due to the downturn in the offshore support vessel market, the terms of the charters have been renegotiated two times over the last years, most recently in June 2017 in connection with the merger of Deep Sea, Solstad Offshore ASA and Farstad Shipping ASA, creating Solstad Farstad ASA (“Solstad Farstad”), which is listed on the Oslo Stock Exchange. Following the merger, the Solstad Charterer is owned by Solship Invest 3 AS (“Solship”, formerly Deep Sea), who also acts as charter guarantor under the charters. Solship is a wholly owned subsidiary of Solstad Farstad, but there are no parent company guarantees for the obligations of Solship. Many of the vessels in Solship are in lay-up, including the five vessels on charter from us. With the severe downturn in the market for offshore support vessels, the financial situation in Solship has deteriorated, and Solship has recently engaged in discussions with its financial creditors, including the Company, regarding restructuring of its capital structure. These discussions may require the Company and Solship to enter into customary standstill agreements, which may result in a loss of revenue for the Company. The outcome of these discussions is pending at the current time, but there is a significant risk that the Solstad Charterer will not have sufficient funds to fulfil its current obligations under the charters, and the charters may be renegotiated at lower levels, or terminated. If the vessels are redelivered to us, we may not be able to secure new employment in the current market. A termination or renegotiation of the charters may also result in a breach of covenants under the credit facility for the financing of the vessels, which, unless waived or modified by our lenders, may give our lenders the right to, among other things, call on the guarantees provided, increase our interest payments and/or accelerate our indebtedness and foreclose their liens on the assets securing the credit facility.

Downturns in these markets and resulting volatility has had a number of adverse consequences, including, among other things:

•	an absence of financing for vessels or rigs;

•	no active second-hand market for the sale of vessels or rigs;

•	extremely low charter rates, particularly for vessels employed in the spot market;

•	widespread loan covenant defaults in the shipping and offshore industries; and

•	declaration of bankruptcy by some operators, rig and ship owners as well as charterers.

The occurrence of one or more of these events could adversely affect our business, results of operations, cash flows, financial condition and ability to pay cash distributions.

In addition, because the market value of the Company’s vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount in those financial statements, resulting in a loss and a reduction in earnings.

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

In the event of a vessel casualty or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. Through the agreements with our vessel managers, we procure insurance for most of the vessels in our fleet employed under time charters against those risks that we believe the shipping industry commonly insures against. These insurances include marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks and crew insurances, and war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence.

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

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. If our insurance is not enough to cover claims that may arise, the deficiency may have a material adverse effect on our financial condition and results of operations. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expenses to us.

Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our customers' or our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against one or more of our vessels for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt the cash flow of the charterer and/or the Company and require us to pay a significant amount of money to have the arrest lifted, which would have an adverse effect on our financial condition and results of operations.

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

The aging of our fleet may result in increased operating costs or loss of hire in the future, which could adversely affect our earnings.

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

Any dividend that we declare is at the discretion of our Board of Directors. We cannot assure you that our dividend will not be reduced or eliminated in the future. Our profitability and corresponding ability to pay dividends is substantially affected by amounts we receive through charter hire and profit sharing payments from our charterers. In particular, Seadrill’s Restructuring Plan (see below), may have a significant impact on the amount of charter hire we receive from the Seadrill Charterers, if any, which constitutes a significant portion of our contracted future charter hire payments. Our entitlement to profit sharing payments, if any, is based on the financial performance of our vessels which is outside of our control. If our charter hire and profit sharing payments decrease substantially, we may not be able to continue to pay dividends at present levels, or at all. We are also subject to contractual limitations on our ability to pay dividends pursuant to certain debt agreements, and we may agree to additional limitations in the future. Additional factors that could affect our ability to pay dividends include statutory and contractual limitations on the ability of our subsidiaries to pay dividends to us, including under current or future debt arrangements.

We depend on our charterers, including Frontline Shipping, the Seadrill Charterers and the Golden Ocean Charterer, which are companies affiliated with us, and the Solstad Charterer, for our operating cash flows and for our ability to pay dividends to our shareholders and repay our outstanding borrowings.

Most of the tanker vessels in our fleet are chartered to a subsidiary of Frontline, namely Frontline Shipping. In addition, we have chartered three of our drilling units to the Seadrill Charterers and eight dry bulk carriers to Golden Ocean Trading Limited, or the Golden Ocean Charterer. We also have five offshore support vessels on charter to the Solstad Charterer. Our other vessels that have charters attached to them are chartered to other customers under short, medium or long term time and bareboat charters.

The charter-hire payments that we receive from our customers constitute substantially all of our operating cash flows.

The performance under the leases with the Seadrill Charterers is currently guaranteed by Seadrill. The performance under the lease with North Atlantic Linus was originally guaranteed by NADL, but following an amendment to the charter in February 2015, Seadrill has replaced NADL as guarantor under the lease. The performance under the charters with the Golden Ocean Charterer is guaranteed by Golden Ocean Group Limited, or Golden Ocean. If Frontline Shipping, the Seadrill Charterers, the Golden Ocean Charterer or any of our other charterers are unable to make charter hire payments to us, our results of operations and financial condition will be materially adversely affected and we may not have cash available to pay dividends to our shareholders and to repay our outstanding borrowings. In particular, with the severe downturn in the demand for drilling units and Seadrill’s ongoing Restructuring Plan (see below), there is still a risk that the leases with the Seadrill Charterers may be terminated. A significant portion of our net income and operating cash flows are generated from our leases with the Seadrill Charterers, and a termination of these leases may have a material adverse effect on our earnings and profitability, and our ability to pay dividends to our shareholders.

We have eight remaining VLCCs on long term charters to Frontline Shipping and in which performance under the charters is not guaranteed by Frontline. With the current depressed tanker market, there is a significant risk that Frontline Shipping may not have sufficient funds to fulfil their obligations under the charters, which may have a material adverse effect on our earnings and profitability, and our ability to pay dividends to our shareholders.

We have five offshore supply vessels on long term charters to the Solstad Charterer, which is a wholly owned subsidiary of Solship who also acts as charter guarantor under the charters. Solship is a wholly owned subsidiary of Solstad Farstad, but there are no parent company guarantees for the obligations of Solship. Many of the vessels in Solship are in lay-up, including the five vessels on charter from us. With the severe downturn in the market for offshore support vessels, the financial situation in Solship has deteriorated, and Solship has recently engaged in discussions with its financial creditors, including the Company, regarding restructuring of its capital structure. These discussions may require the Company and Solship to enter into customary standstill agreements, which may result in a loss of revenue for the Company. The outcome of these discussions is pending at the current time, but there is a significant risk that the Solstad Charterer will not have sufficient funds to fulfil its current obligations under the charters, and the charters may be renegotiated at lower levels, or terminated. If the vessels are redelivered to us, we may not be able to secure new employment in the current market. A termination or renegotiation of the charters may also result in a breach of covenants under the credit facility for the financing of the vessels, which, unless waived or modified by our lenders, may give our lenders the right to, among other things, call on the guarantees provided, increase our interest payments and/or accelerate our indebtedness and foreclose their liens on the assets securing the credit facility.

Recently Seadrill announced that they have reached a global settlement in its Chapter 11 proceedings. Although Seadrill has confirmed that its business operations remain unaffected by its restructuring efforts at this time, we may be adversely impacted if the Restructuring Plan is not approved by the court.

As of March 26, 2018, we have three bareboat leases with the Seadrill Charterers for the West Taurus, West Hercules and West Linus. The performance of the Seadrill Charterers under the leases is currently fully guaranteed by Seadrill. In September 2017, Seadrill announced that it entered into the Restructuring Plan, which will be implemented by way of prearranged chapter 11 cases in the Southern District of Texas, U.S.

In February 2018, Seadrill announced that it had succeeded in reaching a global settlement with an ad hoc group of bondholders, the official committee of unsecured creditors, and other major creditors in its chapter 11 cases. As a result of the settlement, approximately 70% of Seadrill's bondholders by principal amount have now signed up to the Restructuring Plan to support the restructuring. Ship Finance and approximately 99% of Seadrill's bank lenders by principal amount had previously signed and remain party to the Restructuring Plan.

Assuming the Restructuring Plan is approved by the court, Ship Finance has agreed to reduce the contractual charter hire for the three rigs by approximately 29% for a period of five years starting in 2018, with the reduced amounts added back in the period thereafter. The term of the leases for West Hercules and West Taurus will also be extended by 13 months until December 2024, and the call options on behalf of the Seadrill Charterers under the relevant leases have also been amended as part of the Restructuring Plan. Seadrill will continue to pay full charter hire while the Restructuring Plan is being processed by the court. If the Restructuring Plan is not approved by the court, this may have a material adverse effect on our earnings and profitability, and our ability to pay dividends to our shareholders. For more information about the Restructuring Plan, please see “Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources”.

The amount of profit sharing payment we receive under our charters with Frontline Shipping, the Golden Ocean Charterer, the Solstad Charterer and other charterers, if any, may depend on prevailing spot market rates, which are volatile.

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

We have five offshore support vessels chartered to the Solstad Charter. These charter contracts provide for base charterhire and additional profit sharing payments when the Solstad Charterer's earnings from deploying our vessels exceed certain levels. Our vessels chartered to the Solstad Charterer are currently in lay-up and there are thus not currently any prospects for profit sharing payments under these agreements. The amount of future profit sharing payments we receive, if any, will be primarily dependent on the strength of the spot market.

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

We are generally prohibited from selling our vessels or drilling units during periods which they are subject to charters without the charterer's consent, and may therefore be unable to take advantage of increases in vessel or drilling unit values during such times. Conversely, if the charterers were to default under the charters due to adverse market conditions, causing a termination of the charters, it is likely that the charter-free market value of our vessels and drilling units would also be depressed. The charter-free market values of our vessels and drilling units have experienced high volatility in recent years.

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

Volatility in the international shipping and offshore markets may cause our counterparties on contracts to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

From time to time, we enter into, among other things, charter parties with our customers, newbuilding contracts with shipyards, credit facilities with banks, guarantees, interest rate swap agreements, and currency swap agreements, total return bond swaps, and total return equity swaps. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control.  As a result, our revenues and results of operations may be adversely affected. These factors include:

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

Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders.

Certain of our directors, executive officers and major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, Hemen, a company indirectly controlled by trusts established by Mr. John Fredriksen, for the benefit of his immediate family, and certain of its affiliates, may be deemed to beneficially own approximately 26% of our issued and outstanding common shares as at March 26, 2018.

Hemen is also a principal shareholder of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries, or the Hemen Related Companies. In addition, certain of our directors, including Mr. Bekker, Mr. Thorstein, Mr. Leand and Mrs. Blankenship, also serve on the boards of one or more of the Hemen Related Companies, including but not limited to Frontline, Golden Ocean, Seadrill, Seadrill Partners LLC and NADL. There may be real or apparent conflicts of interest with respect to matters affecting Hemen and other Hemen Related Companies whose interests in some circumstances may be adverse to our interests.

To the extent that we do business with or compete with other Hemen Related Companies for business opportunities, prospects or financial resources, or participate in ventures in which other Hemen Related Companies may participate, these directors and officers may face actual or apparent conflicts of interest in connection with decisions that could have different implications for us. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, newbuilding acquisitions, inter-company agreements, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us or result in agreements that are less favorable to us than terms that would be obtained in arm's-length negotiations with unaffiliated third-parties.

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

While Frontline and Golden Ocean have agreed to cause Frontline Shipping and the Golden Ocean Charterer, respectively, to use their commercial best efforts to employ our vessels on market terms and not to give preferential treatment in the marketing of any other vessels owned or managed by Frontline and Golden Ocean or its other affiliates, it is possible that conflicts of interests in this regard will adversely affect us. Under our charter ancillary agreements with Frontline Shipping, Frontline, the Golden Ocean Charterer and Golden Ocean, we are entitled to receive quarterly profit sharing payments to the extent that the average daily time-charter equivalent, or TCE, rates realized by Frontline Shipping and the Golden Ocean Charterer exceed specified levels. Because Frontline, and Golden Ocean also own or manage other vessels in addition to our fleet, which are not included in the profit sharing calculations, conflicts of interest may arise between us, Frontline and Golden Ocean in the allocation of chartering opportunities that could limit our fleet's earnings and reduce profit sharing payments or charterhire due under our charters.

Our shareholders must rely on us to enforce our rights against our contract counterparties.

Holders of our common shares and other securities have no direct right to enforce the obligations of Frontline Shipping, Frontline Management, Frontline, the Golden Ocean Charterer, Golden Ocean Management, Golden Ocean, the Seadrill Charterers and Seadrill, or any of our other customers under the charters, or any of the other agreements to which we are a party. Accordingly, if any of those counterparties were to breach their obligations to us under any of these agreements, our shareholders would have to rely on us to pursue our remedies against those counterparties.

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

Under these rules, if our income from our time charters is considered to be passive rental income, rather than income from the performance of services, we will be considered to be a PFIC.  We believe that it is more likely than not that our income from time charters will not be treated as passive rental income for purposes of determining whether we are a PFIC. Correspondingly, we believe that the assets that we own and operate in the connection with the production of such income do not constitute passive assets for purposes of determining whether we are a PFIC.  This position is principally based upon the positions that (1) our time charter income will constitute services income, rather than rental income, and (2) Frontline Management and Golden Ocean Management, which provide services to certain of our time-chartered vessels, will be respected as separate entities from Frontline Shipping and the Golden Ocean Charterer, with which they are respectively affiliated. We do not believe that we will be treated as a PFIC for our 2017 taxable year. Nevertheless, for the 2018 taxable year and future taxable years, depending upon the relative amounts of income we derive from our various assets as well as their relative fair market values, we may be treated as a PFIC.

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

We believe that we and each of our subsidiaries qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes for the 2017 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income.  For example, if Hemen, who we believe to be a non-qualified shareholder, were to, in combination with other non-qualified shareholders, come to own 50% or more of our outstanding common shares for more than half the days during the taxable year, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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

In addition to the vessels on charter to Frontline Shipping and the Golden Ocean Charterer, we also have seven container vessels, seven dry bulk carriers, and two product tankers employed on time charters, and two Suezmax tankers, seven dry bulk carriers, two car carriers and one container vessel employed in the spot or short term time charter market. The agreements for the technical and operational management of these vessels are not fixed price agreements, and we cannot assure you that any further vessels which we may acquire in the future will be operated under fixed price management agreements.

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

As of December 31, 2017, the Company and its consolidated subsidiaries had approximately $1.2 billion in floating rate debt outstanding under our credit facilities, and a further $0.8 billion in floating rate debt held by our unconsolidated wholly-owned subsidiaries accounted for under the equity method. Although we use interest rate swaps to manage our interest rate exposure and have interest rate adjustment clauses in some of our chartering agreements, we are exposed to fluctuations in interest rates. For a portion of our floating rate debt, if interest rates rise, interest payments on our floating rate debt that we have not swapped into effectively fixed rates would increase.

As of December 31, 2017, the Company, its consolidated subsidiaries and its wholly-owned subsidiaries accounted for under the equity method have entered into interest rate swaps which fix the interest on $1.2 billion of our outstanding indebtedness.

An increase in interest rates could cause us to incur additional costs associated with our debt service, which may materially and adversely affect our results of operations. Our maximum exposure to interest rate fluctuations on our outstanding debt at December 31, 2017, was approximately $0.8 billion, including our equity-accounted subsidiaries.  A one percentage change in interest rates would, based on the Company's estimates, increase or decrease interest expense by approximately $8.5 million per year as of December 31, 2017.  The figure does not take into account that certain of our charter contracts include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding debt related to the assets on charter. At December 31, 2017, $0.9 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity-accounted subsidiaries. Of this amount, a total of $0.2 billion was subject to interest rate swaps and the balance of $0.7 billion remained on a floating rate basis, effectively reducing our exposure to floating rate debt to $132.4 million.

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

We intend to continue to expand our fleet. We continuously evaluate potential transactions, which may include pursuit of other business combinations, the acquisition of vessels or related businesses, the expansion of our operations, repayment of existing debt, share repurchases, short term investments or other transactions that we believe will be accretive to earnings, enhance shareholder value or are in our best interests. Our future growth will primarily depend on our ability to locate and acquire suitable vessels and drilling units, identify and consummate acquisitions or joint ventures, obtain required financing, integrate any acquired vessels and drilling units with our existing operations, enhance our customer base, and manage our expansion.

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

We have significant indebtedness outstanding under our senior unsecured convertible notes and our Norwegian kroner, or NOK, senior unsecured bonds. We have also entered into loan facilities that we have used to refinance existing indebtedness and to acquire additional vessels.  We may need to refinance some or all of our indebtedness on maturity of our convertible notes, bonds or loan facilities and to acquire additional vessels in the future. We cannot assure you that we will be able to do so on terms acceptable to us or at all. If we cannot refinance our indebtedness, we will have to dedicate some or all of our cash flows, and we may be required to sell some of our assets, to pay the principal and interest on our indebtedness. In such a case, we may not be able to pay dividends to our shareholders and may not be able to grow our fleet as planned.  We may also incur additional debt in the future.

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

The occurrence of any event of default, or our inability to obtain a waiver from our lenders in the event of a default, could result in certain or all of our indebtedness being accelerated or the foreclosure of the liens on our vessels by our lenders. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to our credit facilities that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. Our lenders may also require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness. See "Item 5. Operating and Financial Review and Prospects- Liquidity and Capital Resources.

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

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent, which may have a material adverse effect on our financial condition.

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

The market price of our common shares has been volatile. For the year ended December 31, 2017, the closing market price of our common shares ranged from a high of $15.95 on January 26 and 27, 2017, to a low of $12.45 on June 21, 2017. The market price of our common shares may continue to fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, changes in key management personnel, any reductions in the payment of our dividends or changes in our dividend policy, mergers and strategic alliances in the shipping and offshore industries, market conditions in the shipping and offshore industries, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, perceived or actual inability by our chartering counterparts to fully perform under the charter parties, including the Seadrill Charterers, Frontline Shipping and the Solstad Charterer, announcements concerning us or our competitors and the general state of the securities market. The shipping and offshore industries have been highly unpredictable and volatile. The market for common shares in these industries may be equally volatile. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price. Additionally, to the extent that the price of our common shares declines, our ability to raise funds through the issuance of equity, or otherwise using our common shares as consideration, will be reduced.

Future sales of our common shares or conversion of our convertible notes could cause the market price of our common shares to decline.

The market price of our common shares could decline due to sales of a large number of our shares in the market or the perception that such sales could occur or conversion of our convertible notes. This could depress the market price of our common shares and make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate, or at all.

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

We operate through subsidiaries located in Bermuda, Cyprus, Malta, Liberia, Norway, the United Kingdom and the Marshall Islands.

We are an international ship owning and chartering company with a large and diverse asset base across the maritime and offshore industries. As at March 26, 2018, our assets consist of 10 crude oil tankers, 22 dry bulk carriers, 22 container vessels (including two chartered-in 19,200 TEU vessel), two car carriers, two jack-up drilling rigs, two ultra-deepwater drilling units, five offshore support vessels, two chemical tankers and two oil product tankers. Our crude oil tankers, chemical tankers and oil product tankers are all double-hull vessels.

As at March 26, 2018, our customers included Frontline Shipping, Seadrill, Golden Ocean, Sinochem Shipping Co. Ltd (“Sinochem”), Heung-A Shipping Co. Ltd (“Heung-A”), Hyundai Glovis Co. Ltd. (“Hyundai Glovis”), Maersk Line A/S (“Maersk”), China National Chartering Co. Ltd. (“Sinochart”), Phillips 66 Company (“Phillips 66”), MSC Mediterranean Shipping Company S.A. (“MSC”) and the Solstad Charterer.

Our primary objective is to continue to grow our business through accretive acquisitions across a diverse range of marine and offshore asset classes. In doing so, our strategy is to generate stable and increasing cash flows by chartering our assets primarily under medium to long-term bareboat or time charters.

History of the Company

We were formed in 2003 as a wholly owned subsidiary of Frontline, a major operator of large crude oil tankers. In 2004, Frontline distributed 25% of our common shares to its ordinary shareholders in a partial spin off, and our common shares commenced trading on the New York Stock Exchange, or the NYSE, under the ticker symbol "SFL" on June 17, 2004. Frontline subsequently made six further dividends of our shares to its shareholders and its ownership in our Company is now less than one percent. Our assets at the time consisted of a fleet of Suezmax tankers, VLCCs, and oil/bulk/ore carriers, or OBOs.

Since 2004, we have diversified our asset base and now have nine asset types, which comprise crude oil tankers, chemical tankers, oil product tankers, container vessels, car carriers, dry bulk carriers, jack-up drilling rigs, ultra-deepwater drilling units and offshore support vessels.

Acquisitions and Disposals

Acquisitions
In the year ended December 31, 2017, we took delivery of the following vessels:

•
In March 2017, the 19,200 TEU newbuilding container vessel MSC Viviana was delivered by the shipyard and, in terms of agreements entered into in October 2015, commenced a bareboat charter to us for a period of 15 years. The vessel simultaneously commenced a 15 year bareboat charter to MSC.

•
In August 2017, the Company took delivery of two 114,000 dwt LR2 newbuilding oil product tankers, SFL Trinity and SFL Sabine. Upon delivery, the vessels commenced their respective seven year time charters to Phillips 66, with options for the charterer to extend the period up to 12 years.

The Company has not taken delivery of any new vessels between December 31, 2017 and March 26, 2018. However in March 2018, the Company announced that it has agreed to acquire a fleet of 15 second-hand feeder size container vessels, ranging from 1,100 TEU to 4,400 TEU, in combination with long term bareboat charters to a leading container line. Delivery of the vessels to the Company is expected in April 2018.

Disposals
In the year ended December 31, 2017, we entered into agreements for the disposal of vessels, as follows:

•
In March 2017, the VLCC Front Century was delivered to its new owner. The sale of this vessel had been agreed in November 2016, and an impairment adjustment of $0.5 million was recorded against it in the year ended December 31, 2016. Net sales proceeds were approximately $23.8 million, including compensation received from Frontline Shipping for the early termination of the charter.

•
In May 2017, the Company agreed to sell the 2000-built VLCC Front Scilla and the 1998-built Suezmax tanker Front Brabant to unrelated third parties. The agreed net sales prices for the vessels were approximately $26.8 million and $12.1 million, respectively, including compensation received from Frontline Shipping for the early termination of the charters. Front Brabant was delivered to its new owner in May 2017 and Front Scilla was delivered to its new owner in June 2017.

•
In July 2017, the Company agreed to sell the 1997-built Suezmax tanker Front Ardenne to an unrelated third party. The agreed net sales price for the vessel was approximately $12.0 million, including compensation received from Frontline Shipping for the early termination of the charter. Front Ardenne was delivered to its new owner in August 2017.

The Company has disposed of the following vessel between December 31, 2017 and March 26, 2018:

•
In February 2018, the Company delivered the 1999-built VLCC Front Circassia to an unrelated third party. The net sale proceeds were approximately $17.5 million, and in addition, the Company will receive an interest bearing loan note of approximately $8.9 million from Frontline Shipping as compensation for the early termination of the charter.

In addition to the above, in March 2018, the Company announced that it has agreed to sell the 1,700 TEU container vessel SFL Avon to an unrelated third party. The net sales proceeds will be approximately $12.5 million. Delivery to the new owner is expected in April 2018.

B. BUSINESS OVERVIEW

Our Business Strategies

Our primary objectives are to profitably grow our business and increase long-term distributable cash flow per share by pursuing the following strategies:

(1)
Expand our asset base.   We have increased, and intend to further increase, the size of our asset base through timely and selective acquisitions of additional assets that we believe will be accretive to long-term distributable cash flow per share.  We will seek to expand our asset base through placing newbuilding orders, acquiring second-hand vessels and entering into medium or long-term charter arrangements. From time to time we may also acquire vessels with no or limited initial charter coverage. We believe that by entering into newbuilding contracts or acquiring second-hand vessels or rigs we can provide for long-term growth of our assets.

(2)
Diversify our asset base.  Since 2004, we have diversified our asset base and now have nine asset types, which comprise crude oil tankers, chemical tankers, oil product tankers, container vessels, car carriers, dry bulk carriers, jack-up drilling rigs, ultra-deepwater drilling units and offshore support vessels. We believe that there are other attractive markets that could provide us with the opportunity to further diversify our asset base.  These markets include vessels and other assets that are of long-term strategic importance to certain operators in the shipping and offshore industries. We believe that the expertise and relationships of our management, together with our relationship and affiliation with Mr. John Fredriksen, could provide us with incremental opportunities to expand our asset base.

(3)
Expand and diversify our customer relationships.  Since 2004, we have increased our customer base from one to 11 customers. Of these 11 customers, Frontline Shipping, Seadrill and Golden Ocean are related parties. We intend to continue to expand our relationships with our existing customers and also to add new customers, as companies servicing the international shipping and offshore oil exploration markets continue to expand their use of chartered-in assets to add capacity.

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

Customers

Frontline Shipping was our principal customer when we were spun-off from Frontline in 2004. As discussed above we have increased our customer base from one to 11 customers including related parities Frontline Shipping, Seadrill and Golden Ocean. In the year ended December 31, 2017, Frontline Shipping accounted for 15% of our consolidated operating revenues (2016: 28%, 2015: 33%). In the year ended December 31, 2017, the Company had eight Capesize dry bulk carriers leased to a subsidiary of Golden Ocean which accounted for approximately 14% of our consolidated operating revenues (2016: 12%, 2015: 5%).

The Company also had 12 container vessels on long-term bareboat charters to MSC, which accounted for approximately 10% of our consolidated operating revenues in the year ended December 31, 2017 (2016: 4%, 2015: 4%).

Our income earned from Seadrill is through three wholly owned subsidiaries which are accounted for using the equity method, that lease drilling units to subsidiaries of Seadrill. In the year ended December 31, 2017, income from associated companies accounted for 38.6% of our net income (2016: 31.7%, 2015: 24.7%).

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

Competition for charters in all the above sectors is intense and is based upon price, location, size, age, condition and acceptability of the vessel/rig and its manager. Competition is also affected by the availability of other size vessels/rigs to compete in the trades in which we engage. Most of our existing vessels are chartered at fixed rates on a long-term basis and are thus not directly affected by competition in the short-term. However, tankers chartered to Frontline Shipping, dry bulk carriers chartered to the Golden Ocean Charterer and our five offshore support vessels chartered to the Solstad Charterer are subject to profit sharing agreements, which will be affected by competition experienced by the charterers.

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

Environmental Regulation and Other Regulations

Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.
We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
It should be noted that the U.S. is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in April 2017, the U.S. President signed an executive order regarding environmental regulations, specifically targeting the U.S. offshore energy strategy, which may affect parts of the maritime industry and our operations. Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.
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
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” adopted the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LPG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.
In 2012, the IMO’s Marine Environmental Protection Committee, or the “MEPC,” adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk, or the “IBC Code.” The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.
In 2013, the MEPC adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or “CAS.” These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code,” which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these amendments.
Non-compliance with IMO regulations may subject a shipowner or bareboat charterer to increased liability, may lead to loss of or decreases in available insurance coverage for affected vessels and may result in denial of access to, or detention in, some ports including United States, or U.S., and European Union, or EU, ports.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.
The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from the current 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur complaint fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. This subjects ocean-going vessels in these areas to stringent emissions controls, and may cause us to incur additional costs.
Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI is effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that all of our vessels are in substantial compliance with SOLAS and LL Convention standards.
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.
Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards).
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”). As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 9, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast Water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D2 standard on or after September 8, 2019. For most ships, compliance with the D2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Costs of compliance may be substantial.
Once mid-ocean ballast exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost compliance could increase for ocean carriers and may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. The costs of compliance with a mandatory mid-ocean ballast exchange could be material, and it is difficult to predict the overall impact of such a requirement on our operations.
The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 (“the CLC”). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Anti‑Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of March 26, 2018, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate with the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:
(i)    injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)    injury to, or economic losses resulting from, the destruction of real and personal property;
(iv)    loss of subsistence use of natural resources that are injured, destroyed or lost;

(iii)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

(vi)
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability is limited to the greater of $2,200 per gross ton or $18,796,800. Effective December 21, 2015, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We plan to comply with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico, which is unrelated to Ship Finance, resulted in additional regulatory initiatives or statutes, including the raising of liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, the status of several of these initiatives and regulations is currently in flux. For example, the U.S. Bureau of Safety and Environmental Enforcement (“BSEE”) announced a new Well Control Rule in April 2016, but pursuant to orders by the U.S. President in early 2017, the BSEE announced in August 2017 that this rule would be revised. In January 2018, the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, vastly expanding the U.S. waters that are available for such activity over the next five years. The effects of the proposal are currently unknown. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.
The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.
The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (the “VGP”). On March 28, 2013, the EPA re-issued the VGP for another five years from the effective date of December 19, 2013. The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels, and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants. For a new vessel delivered to an owner or operator after December 19, 2013 to be covered by the VGP, the owner must submit a Notice of Intent (“NOI”) at least 30 days (or 7 days for eNOIs) before the vessel operates in United States waters. We have submitted NOIs for our vessels where required.
The USCG regulations adopted under the U.S. National Invasive Species Act (“NISA”) impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or may otherwise restrict our vessels from entering U.S. waters. The USCG has implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. As of January 1, 2014, vessels were technically subject to the phasing-in of these standards, and the USCG must approve any technology before it is placed on a vessel. The USCG first approved said technology in December 2016, and continues to review ballast water management systems. The USCG may also provide waivers to vessels that demonstrate why they cannot install the new technology. The USCG has set up requirements for ships constructed before December 1, 2013 with ballast tanks trading with exclusive economic zones of the U.S. to install water ballast treatment systems as follows: (1) ballast capacity 1,500-5,000m3-first scheduled drydock after January 1, 2014; and (2) ballast capacity above 5,000m3-first scheduled drydock after January 1, 2016. All of our vessels have ballast capacities over 5,000m3, and those of our vessels trading in the U.S. will have to install water ballast treatment plants at their first drydock after January 1, 2016, unless an extension is granted by the USCG.
The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on the use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast requirements including, in some states, specific treatment standards. Compliance with the EPA, USCG and state regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
Two recent United States court decisions should be noted. First, in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remain in effect until the EPA issues a new VGP. The effect of such redrafting remains unknown. Second, on October 9, 2015, the Sixth Circuit Court of Appeals stayed the Waters of the United States rule (WOTUS), which aimed to expand the regulatory definition of “waters of the United States,” pending further action of the court. In response, regulations have continued to be implemented as they were prior to the stay on a case-by-case basis. In February 2017, the U.S. President issued an executive order directing the EPA and U.S. Army Corps of Engineers publish a proposed rule rescinding or revising the WOTUS rule. In January 2018, the EPA and Army Corps of Engineers issued a final rule pursuant to the President’s order, under which the Agencies will interpret the term “waters of the United States” to mean waters covered by the regulations, as they are currently being implemented, within the context of the Supreme Court decisions and agency guidance documents, until February 6, 2020. Litigation regarding the status of the WOTUS rule is currently underway, and the effect of future actions in these cases upon our operations is unknown.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.
International Labour Organization
The International Labor Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. On June 1, 2017, the U.S. president announced that it is withdrawing from the Paris Agreement. The timing and effect of such action has yet to be determined.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, an initial IMO strategy for reduction of greenhouse gas emissions is expected to be adopted at MEPC 72 in April 2018. The IMO may implement market-based mechanisms to reduce greenhouse gas emissions from ships at the upcoming MEPC session.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions. The outcome of this order is not yet known. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA or individual U.S. states could enact environmental regulations that would affect our operations. For example, California has introduced a cap-and-trade program for greenhouse gas emissions, aiming to reduce emissions 40% by 2030.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.

Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 (“MTSA”). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The following are among the various requirements, some of which are found in the SOLAS Convention:

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

The USCG regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
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
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Seasonality

Most of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Our tankers on charter to Frontline Shipping, our dry bulk carriers on charter to the Golden Ocean Charterer and our offshore supply vessels on charter to the Solstad Charterer are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. We also have seven Handysize dry bulk carriers, two car carriers and two Suezmax tankers and one container vessel trading in the spot or short term time charter market, and the effects of seasonality may affect the earnings of these vessels.

C. ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D. PROPERTY, PLANTS AND EQUIPMENT

We own a substantially modern fleet of vessels. The following table sets forth the fleet that we own or charter-in as of March 26, 2018. All of the VLCCs, Suezmax tankers, product tankers and chemical tankers are double-hull vessels.

	Approximate			Lease	Charter Termination
Vessel	Built	Dwt.	Flag	Classification	Date
VLCCs
Front Ariake	2001	299,000	BA	Capital lease	2023
Front Serenade	2002	299,000	LIB	Capital lease	2024
Front Hakata	2002	298,500	BA	Capital lease	2025
Front Stratus	2002	299,000	LIB	Capital lease	2025
Front Falcon	2002	309,000	BA	Capital lease	2025
Front Page	2002	299,000	LIB	Capital lease	2025
Front Energy	2004	305,000	MI	Capital lease	2027
Front Force	2004	305,000	MI	Capital lease	2027

Suezmaxes
Glorycrown	2009	156,000	MI	n/a	n/a	(4)
Everbright	2010	156,000	MI	n/a	n/a	(4)

Capesize Dry Bulk Carriers
Belgravia	2009	170,000	MI	Operating lease	2025	(1)
Battersea	2009	170,000	MI	Operating lease	2025	(1)
Golden Magnum	2009	180,000	HK	Operating lease	2025	(1)
Golden Beijing	2010	176,000	HK	Operating lease	2025	(1)
Golden Future	2010	176,000	HK	Operating lease	2025	(1)
Golden Zhejiang	2010	176,000	HK	Operating lease	2025	(1)
Golden Zhoushan	2011	176,000	HK	Operating lease	2025	(1)
KSL China	2013	180,000	MI	Operating lease	2025	(1)

Kamsarmax Dry Bulk Carriers
Sinochart Beijing	2012	82,000	HK	Operating lease	2022
Min Sheng 1	2012	82,000	HK	Operating lease	2022

Handysize Dry Bulk Carriers
SFL Spey	2011	34,000	HK	n/a	n/a	(4)
SFL Medway	2011	34,000	HK	n/a	n/a	(4)
SFL Trent	2012	34,000	HK	n/a	n/a	(4)
SFL Kent	2012	34,000	HK	n/a	n/a	(4)
SFL Tyne	2012	32,000	HK	n/a	n/a	(4)
SFL Clyde	2012	32,000	HK	n/a	n/a	(4)
SFL Dee	2013	32,000	HK	n/a	n/a	(4)

Product Tankers
SFL Trinity	2017	114,000	MI	Operating lease	2024
SFL Sabine	2017	114,000	MI	Operating lease	2024

Chemical Tankers
Maria Victoria V	2008	17,000	PAN	Operating lease	2018	(1)
SC Guangzhou	2008	17,000	PAN	Operating lease	2018	(1)

Container vessels
MSC Margarita	2001	5,800 TEU	LIB	Operating lease	2019	(1)
MSC Vidhi	2002	5,800 TEU	LIB	Operating lease	2019	(1)
MSC Vaishnavi R.	2002	4,100 TEU	LIB	Operating lease	2019	(1)
MSC Julia R.	2002	4,100 TEU	LIB	Operating lease	2019	(1)
MSC Arushi R.	2002	4,100 TEU	LIB	Operating lease	2019	(1)
MSC Katya R.	2002	4,100 TEU	LIB	Operating lease	2019	(1)
MSC Anisha R.	2002	4,100 TEU	LIB	Operating lease	2020	(1)
MSC Vidisha R.	2002	4,100 TEU	LIB	Operating lease	2020	(1)
MSC Zlata R.	2002	4,100 TEU	LIB	Operating lease	2020	(1)
MSC Alice	2003	1,700 TEU	MI	Capital Lease	2022	(1)
Heung-A Green	2005	1,700 TEU	MAL	Operating lease	2020	(1)
Green Ace	2005	1,700 TEU	MAL	Operating lease	2020	(1)
SFL Avon	2010	1,700 TEU	MI	n/a	n/a	(4)
San Felipe	2014	8,700 TEU	MI	Operating lease	2021
San Felix	2014	8,700 TEU	MI	Operating lease	2021
San Fernando	2015	8,700 TEU	MI	Operating lease	2022
San Francisca	2015	8,700 TEU	MI	Operating lease	2022
Maersk Sarat	2015	9,500 TEU	LIB	Operating lease	2020
Maersk Skarstind	2016	9,500 TEU	LIB	Operating lease	2021
Maersk Shivling	2016	9,300 TEU	LIB	Operating lease	2021
MSC Anna	2016	19,200 TEU	LIB	Capital lease	2031	(5)
MSC Viviana	2017	19,200 TEU	LIB	Capital lease	2032	(5)

Car Carriers
Glovis Composer	2005	6,500 CEU	HK	n/a	n/a	(4)
Glovis Conductor	2006	6,500 CEU	PAN	n/a	n/a	(4)

Jack-Up Drilling Rigs
Soehanah	2007	375 ft	PAN	Operating lease	2018	(1)
West Linus	2014	450 ft	NOR	Capital lease	2029	(1)

Ultra-Deepwater Drill Units
West Hercules	2008	10,000 ft	PAN	Capital lease	2024	(1) (6)
West Taurus	2008	10,000 ft	PAN	Capital lease	2024	(1) (6)

Supramax Dry Bulk Carriers
SFL Hudson	2009	57,000	MI	Operating lease	2020
SFL Yukon	2010	57,000	HK	Operating lease	2018
SFL Sara	2011	57,000	HK	Operating lease	2019
SFL Kate	2011	57,000	HK	Operating lease	2021
SFL Humber	2012	57,000	HK	Operating lease	2022

Offshore support vessels
Sea Leopard	1998	AHTS	(2)	CYP	Capital lease	2027
Sea Cheetah	2007	AHTS	(2)	CYP	Operating lease	2027
Sea Jaguar	2007	AHTS	(2)	CYP	Operating lease	2027
Sea Halibut	2007	PSV	(3)	CYP	Operating lease	2027
Sea Pike	2007	PSV	(3)	CYP	Operating lease	2027

Key to Flags: BA – Bahamas, CYP - Cyprus, MAL – Malta, HK – Hong Kong, LIB - Liberia, MI - Marshall Islands, PAN – Panama, NOR - Norway.

Notes:

(1)	Charterer has purchase options during the term of the charter.

(2)	Anchor handling tug supply vessel (AHTS).

(3)	Platform supply vessel (PSV).

(4)	Currently employed on a short-term charter or trading in the spot market.

(5)	Vessel chartered-in and out.

(6)	The period of the charters is subject to court approval of the Seadrill Restructuring Plan.

Substantially, all of our owned vessels and rigs are pledged under mortgages, excluding three of the 1,700 TEU container vessels, the jack-up drilling rig Soehanah and two 6,500 CEU car carriers.

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

A. OPERATING RESULTS

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

Fleet Development

The following table summarizes the development of our active fleet of vessels, including two chartered-in 19,200 TEU container vessels:

	Total fleet	Additions/ Disposals		Total fleet	Additions/ Disposals		Total fleet
Vessel type	December 31, 2015	2016		December 31, 2016	2017		December 31, 2017
Oil Tankers	16		-1	15		-4	11
Chemical tankers	2			2			2
Dry bulk carriers	22			22			22
Container vessels	18	+3		21	+1		22
Car carriers	2			2			2
Jack-up drilling rigs	2			2			2
Ultra-deepwater drill units	2			2			2
Offshore support vessels	6		-1	5			5
Product tankers	—			—	+2		2

Total Active Fleet	70	+3	-2	71	+3	-4	70

The following deliveries have taken place or are scheduled to take place after December 31, 2017:

•	The VLCC Front Circassia was delivered to its new owner in February 2018.

•	In March 2018, we agreed to sell the 1,700 TEU container vessel SFL Avon with delivery to the new owner expected in April 2018.

•	In March 2018, we announced that we have agreed to purchase 15 second-hand feeder size container vessels with delivery to us expected in April 2018.

Factors Affecting Our Current and Future Results

Principal factors that have affected our results since 2004, and are expected to affect our future results of operations and financial position, include:

•	the earnings of our vessels under time charters and bareboat charters to Frontline Shipping, the Seadrill Charterers, the Golden Ocean Charterer and other charterers;

•	the amount we receive under the profit sharing arrangements with Frontline Shipping, the Golden Ocean Charterer and the Solstad Charterer;

•	the earnings and expenses related to any additional vessels that we acquire;

•	earnings from the sale of assets and termination of charters;

•	vessel management fees and operating expenses;

•	administrative expenses;

•	interest expenses; and

•	mark-to-market adjustments to the valuation of our interest rate swaps and other derivative financial instruments.

Revenues

As discussed above, Frontline Shipping was our principal customer when we were spun-off from Frontline in 2004. Since then we have increased our customer base from one to 11 customers including related parties Frontline Shipping, Seadrill and Golden Ocean. In the year ended December 31, 2017, Frontline Shipping accounted for approximately 15% of our consolidated operating revenues (2016: 28%, 2015: 33%). In the year ended December 31, 2017, the Company had eight Capesize dry bulk carriers leased to a subsidiary of Golden Ocean which accounted for approximately 14% of our consolidated operating revenues (2016: 12%, 2015: 5%).

In the year ended December 31, 2017, the Company also had 12 container vessels on long-term bareboat charters to MSC, an unrelated party, which accounted for approximately 10% of our consolidated operating revenues in the year ended December 31, 2017 (2016: 4%, 2015: 4%).

Our revenues arise primarily from our long-term, fixed-rate charters and as shown in Results of Operations below the majority of our income is derived from time charter income, however we also have finance lease interest and service income, and bareboat charter income from operating leases.

Our future earnings are dependent upon the continuation of existing lease arrangements and our continued investment in new lease arrangements. Future earnings may be significantly affected by the sale of vessels or a default by counterparties under our chartering agreements. Investments and sales which have affected our earnings since January 1, 2017, are listed in Item 4 above under acquisitions and disposals. Some of our lease arrangements contain purchase options which, if exercised by our charterers, will affect our future leasing revenues.

In 2013, we began to derive income from voyage charters. Currently, we have seven Handysize dry bulk carriers, two car carriers and two suezmax tankers and one container vessel trading in the spot or short term time charter market, where the effects of seasonality may affect the earnings of these vessels.

We have profit sharing agreements with some of our charterers, in particular with Frontline Shipping, the Golden Ocean Charterer, and the Solstad Charterer. Revenues received under profit sharing agreements depend upon the returns generated by the charterers from the deployment of our vessels. These returns are subject to market conditions which have historically been subject to significant volatility. Our main profit share income has arisen from our tankers chartered to Frontline Shipping. From July 1, 2015, the profit sharing percentage is 50% of earnings above time-charter rates, payable on a quarterly basis. In addition to the tankers chartered to Frontline Shipping, our eight Capesize dry bulk carriers on long-term charter to the Golden Ocean Charterer and our five offshore support vessels on long-term charter to the Solstad Charterer include profit sharing arrangements whereby we earn, respectively, a 33% or 50% share of profits earned by the vessels above threshold levels.

Vessel Management and Operating Expenses

Our vessel-owning subsidiaries with vessels on charter to Frontline Shipping have entered into fixed rate management agreements with Frontline Management, under which Frontline Management is responsible for all technical management of the vessels. These subsidiaries each pay Frontline Management a fixed fee of $9,000 per day per vessel for these services. This daily fee has been payable since July 1, 2015, when the amendments to the charter agreements became effective, before which the fixed daily fee was $6,500. An exception to this arrangement is for any vessel chartered to Frontline Shipping which is sub-chartered by them on a bareboat basis, for which no management fee is payable for the duration of bareboat sub-charter. Similarly, the vessels on time-charter to the Golden Ocean Charterer pay a fixed fee of $7,000 per day per vessel to Golden Ocean Management, a wholly-owned subsidiary of Golden Ocean, for all technical management of the vessels.

In addition to the vessels on charter to Frontline Shipping and the Golden Ocean Charterer, we also have seven container vessels, seven dry bulk carriers, and two product tankers employed on time charters, and two Suezmax tankers, seven dry bulk carriers, two car carriers and one container vessel employed in the spot or short term time charter market. We have outsourced the technical management for these vessels and we pay operating expenses for the vessels as they are incurred. Operating expenses include mainly crew costs, repairs and maintenance, spares and supplies, insurance, management fees and drydocking.

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

Interest Expenses

Other than the interest expense associated with our senior unsecured convertible bonds, and our senior unsecured NOK bonds, the amount of our interest expense will be dependent on our overall borrowing levels and may significantly increase when we acquire vessels or on the delivery of newbuildings. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. Interest expense may also change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments that we enter into.

Equity in earnings of associated companies

Our income earned from Seadrill is through three wholly owned subsidiaries which are accounted for using the equity method, that lease drilling units to subsidiaries of Seadrill. In the year ended December 31, 2017, income from associated companies accounted for 38.6% of our net income (2016: 31.7%, 2015: 24.7%). The Company and these three wholly owned subsidiaries, agreed to the Restructuring Plan announced by Seadrill in September 2017. As part of the agreement, Ship Finance and these subsidiaries agreed to reduce the contractual charter hire payable by the relevant Seadrill subsidiaries by approximately 29% for five years starting in 2018, with the reduced amounts added back in the period thereafter. See the risk factor in Item 3: "Recently Seadrill announced that they have reached a global settlement in its Chapter 11 proceedings. Although Seadrill has confirmed that its business operations remain unaffected by its restructuring efforts at this time, we may be adversely impacted if the Restructuring Plan is not approved by the court."

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

Prior to December 31, 2011, Frontline Shipping and Frontline Shipping II Limited (“Frontline Shipping II”), together the Frontline Charterers, paid the Company a profit sharing rate of 20% of their earnings above average threshold charter rates on a time-charter equivalent basis from their use of the Company's fleet each fiscal year. For each profit sharing period, the threshold is calculated as the number of days in the period multiplied by the daily threshold TCE rates for the applicable vessels. Starting on January 1, 2012, amendments to the charter agreements increased the profit sharing percentage to 25% for earnings above those threshold levels. Additionally, those amendments provided that during the four year period of a temporary reduction in charter rates, the Frontline Charterers would pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day. Under the terms of the amendments to the charter agreements, we received a compensation payment of $106 million, of which $50 million represented a non-refundable advance relating to the 25% profit sharing agreement. In 2015, further amendments were made to the charter agreements reducing the charter rates and increasing the profit sharing percentage to 50% for earnings above the new time-charter rates with effect from July 1, 2015. The Company did not recognize any income under the 25% profit sharing agreement, as the cumulative share of earnings did not attain the starting level of $50 million over the three and a half years of the agreement's duration. The new 50% profit sharing agreement with Frontline Shipping is not subject to any such constraints, and is payable on a quarterly basis.

In 2015, we acquired eight Capesize dry bulk carriers from subsidiaries of Golden Ocean and immediately upon delivery each vessel commenced a ten year time-charter to the Golden Ocean Charterer. The terms of the charters provide that we will receive a profit sharing rate of 33% of their earnings above average threshold charter rates, calculated quarterly on a time-charter equivalent basis.

In 2016, the charter agreements relating to five offshore support vessels chartered to the Solstad Charterer on a bareboat basis were amended and restated, including provisions whereby we will receive a profit sharing rate of 50% of each vessel's earnings above average threshold charter rates, calculated on a time-charter equivalent basis.

In the past, we have also received a 50% share of profits earned by some our dry bulk carriers operating on short-term time charters to United Freight Carriers, or UFC, a related party. All profit sharing revenues are recorded when earned and realizable.

Available-for-sale securities
Available-for-sale securities held by the Company consist of share investments and interest-earning listed and unlisted corporate bonds. Any premium paid on their acquisition is amortized over the life of the bond. Available-for-sale securities are recorded at fair value, with unrealized gains and losses recorded as a separate component of other comprehensive income. If circumstances arise which lead the Company to believe that the issuer of a corporate bond may be unable meet its payment obligations in full, or that the fair value at acquisition of the share investment or corporate bond may otherwise not be fully recoverable, then to the extent that a loss is expected to arise that unrealized loss is recorded as an impairment in the statement of operations, with an adjustment if necessary to any unrealized gains or losses previously recorded in other comprehensive income. In determining whether the Company has an other-than-temporary impairment in its investment in shares, the Company considers the period of decline, the amount and the severity of the decline and the ability of the investment to recover in the near to medium term. In determining whether the Company has an other-than temporary impairment in its investment in corporate bonds, in addition to the Company’s intention and ability to hold the investments until the market recovers, the Company evaluates if the underlying security provided by the bonds is sufficient to ensure that the decline in fair value of these bonds did not result in an other-than-temporary impairment.

The cost of disposals or reclassifications from other comprehensive income is calculated on an average cost basis, where applicable.

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

In the year ended December 31, 2015, reviews of the carrying value of long-lived assets indicated that two offshore support vessels and two container vessels were impaired, and charges were taken against these assets. In the year ended December 31, 2016, reviews of the carrying value of long-lived assets indicated that one VLCC classified as held for sale and one container vessel were impaired, and charges were taken against these assets. In 2017, the reviews of the carrying value of long-lived assets resulted in no impairment charge being required.

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

At December 31, 2017, we owned 68 vessels and rigs. Including the two ultra-deepwater drilling units and the harsh-environment jack-up drilling rig which are owned by equity accounted subsidiaries, the aggregate carrying value of these 68 assets at December 31, 2017, was $3.2 billion, as summarized in the table below. The table is presented in the context of the markets in which the vessels operate, with crude oil tankers, oil product tankers and chemical tankers grouped together under "Tanker vessels", container vessels and car carriers grouped together under "Liners" and jack-up drilling rigs, ultra-deepwater drilling units and offshore support vessels grouped together under "Offshore units".

		Aggregate carrying value at
	Number of	December 31, 2017
	owned vessels	($ millions)
Tanker vessels (1)	15	549
Dry bulk carriers (2)	22	570
Liners (3)	22	810
Offshore units (4)	9	1,259
	68	3,188

(1)	Includes 15 vessels with an aggregate carrying value of $549 million, which we believe exceeds their aggregate charter-free market value by approximately $136 million.

(2)
Includes 14 vessels with an aggregate carrying value of $336 million, which we believe exceeds their aggregate charter-free market value by approximately $147 million and 8 vessels with an aggregate carrying value of $234 million, which we believe is approximately $15 million less than their aggregate charter-free market value.

(3)
Includes 19 vessels with an aggregate carrying value of $749 million, which we believe exceeds their aggregate charter-free market value by approximately $119 million, and 3 vessels with an aggregate carrying value of $61 million, which we believe is approximately $8 million less than their aggregate charter-free market value.

(4)
Includes six vessels with an aggregate carrying value of $520 million, which we believe exceeds their aggregate charter-free market value by approximately $39 million, and three vessels with an aggregate carrying value of $739 million, which we believe is approximately $107 million less than their aggregate charter-free market value.

The above aggregate carrying value of $3,188 million at December 31, 2017, is made up of (a) $334 million investments in capital leases (excluding the chartered-in container vessels MSC Anna and MSC Vivianna), (b) $1,763 million vessels and equipment, (c) $1,091 million carrying value of two ultra-deepwater drilling units and one jack-up drilling rig owned by equity accounted subsidiaries.

Obligations under capital lease

The Company charters-in two container vessels on a bareboat basis under long term leasing agreements. Leases of vessels and equipment, where the Company has substantially all the risks and rewards of ownership, are classified as capital leases. Each lease payment is allocated between liability and finance charges to achieve a constant rate on the capital balance outstanding. The interest element of the capital cost is charged to the Consolidated Statement of Operations over the lease period.

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

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 "Revenue from Contracts with Customers" which will replace almost all existing revenue recognition guidance in U.S. GAAP and is intended to improve and converge with international standards the financial reporting requirements for revenue from contracts with customers. The core principle of ASU 2014-09 is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. ASU 2014-09 also requires additional disclosures about the nature, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. ASU 2014-09 allows for adoption either on a full retrospective basis to each prior reporting period presented or on a modified retrospective basis with the cumulative effect of initially applying the new guidance recognized at the date of initial application, which will be effective for the Company beginning January 1, 2018. We have closely assessed the new guidance, including the interpretations by the FASB Transition Resource Group for Revenue Recognition, throughout 2017 and we have concluded that the ASU will impact our vessels operating on voyage charters. Revenue from voyage charters will continue to be recognized over time, however the period over which it is recognized will change from discharge-to-discharge to load-to-discharge. The Company believes that performance obligations under a voyage charter begin to be met from the point at which a cargo is loaded until the point at which a cargo is discharged. While this represents a change in the period over which revenue is recognized, the total voyage results recognized over all periods would not change, however, each period’s voyage results could differ materially from the same period’s voyage results recognized based on the present revenue recognition guidance. The Company has elected to adopt the amendments in ASU 2014-09 on a modified retrospective basis. The Company does not expect the adoption of the standard to have a material impact on the consolidated financial statements of the Company and upon adoption, the Company will recognize the cumulative effect of adopting this guidance as a minor adjustment to its opening balance of retained earnings as of January 1, 2018. Prior periods will not be retrospectively adjusted.

In January 2016, the FASB issued ASU 2016-01 "Recognition and Measurement of Financial Assets and Financial Liabilities" to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 particularly relates to the fair value and impairment of equity investments, financial instruments measured at amortized cost, and the use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU 2016-01 is effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is only permitted for certain particular amendments within ASU 2016-01, where financial statements have not yet been issued. ASU 2016-01 will require the Company to recognize any changes in the fair value of certain equity investments in net income. These changes are currently recognized in other comprehensive income. The effect of the adoption of ASU 2016-01 will be that $100.4 million of net unrealized losses will be reclassified from other comprehensive income to retained earnings.

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

In June 2016, the FASB issued ASU 2016-13 "Financial Instruments - Credit Losses" to introduce new guidance for the accounting for credit losses on instruments within its scope. ASU 2016-13 requires among other things, the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 is effective for fiscal years and interim periods beginning after December 15, 2019. Early adoption is permitted. The Company is currently assessing the impact of ASU 2016-13 on its consolidated financial position, results of operations and cash flows.

In August 2016, the FASB issued ASU 2016-15 "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments", to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. It addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years with early adoption permitted. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company does not expect the adoption of the standard to have a material impact on our consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18 "Statement of Cash Flows (Topic 230): Restricted Cash", to address diversity in practice that exists in the classification and presentation of changes in restricted cash and require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The standard will be effective for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption is permitted. The impact on the consolidated financial statements of the Company will depend on the facts and circumstances of any specific future transactions.

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

In March 2017, the FASB issued ASU 2017-08 "Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities" to amend the amortization period for certain purchased callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. ASU 2017-08 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The impact on the consolidated financial statements of the Company will depend on the facts and circumstances of any specific future transactions.

In May 2017, the FASB issued ASU 2017-09 "Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting" to clarify and reduce both diversity in practice and cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. The amendments provide guidance on determining which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting. ASU 2017-09 is effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is permitted. The impact on the consolidated financial statements of the Company will depend on the facts and circumstances of any specific future transactions.

In August 2017, the FASB issued ASU 2017-12 "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities" to enable entities to better portray the economics of their risk management activities in the financial statements and enhance the transparency and understandability of hedge results. The amendments also simplify the application of hedge accounting in certain situations. ASU 2017-12 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its Consolidated Financial Statements and related disclosures.

Market Overview
The Oil Tanker Market
According to industry sources, the tanker freight rates experienced an increase in 2014 and 2015 from the low levels in 2013. This increase was abruptly halted in 2016. Spot charter rates for VLCCs averaged over $100,000 per day in December 2015, the highest level since 2008, but by September 2016 had fallen to below $17,000 per day as a result of significant capacity increases following delivery of newbuilding vessels. In December 2016, spot rates recovered to an average of $54,000 per day. Rates fell again in 2017 and reached a low of $8,120 in September 2017 but recovered in October to $21,430 before falling steadily to $10,377 in December 2017. Suezmax tanker spot rates also fell from $35,199 in December 2016 to $16,749 in December 2017.

Since 2013, global oil production has increased by nearly 6%. Overall, tonnage demand for tankers has increased by more than 12% from 2014 to 2017, with 5% of this growth occurring in 2017. However, on the supply side, crude oil tanker capacity has grown by more than 13% since 2014, with 5.8% of this in 2017.

This increase in capacity relative to demand resulted in TCE rates for modern VLCCs and Suezmax tankers in 2017 averaging approximately $28,800 and $22,500 per day, respectively, lower by 12% and 14% than average rates in 2016.

The fall in rates is partly attributable to increase in supply due to too many vessels being delivered. In addition, in early 2017 OPEC agreed with its members to cut production which has also been a factor, while the lows of September 2017 were attributable partly to China’s low monthly imports.

According to industry sources, at the end of 2017 the total orderbook for new VLCCs and Suezmax tankers consisted, respectively, of 93 vessels and 61 vessels, representing approximately 11% and 12% of the existing fleet. These are lower levels than at the end of 2016, which were approximately 14% and 17%, respectively, of the existing fleet at the time, reflecting relatively high levels of newbuilding orders placed in 2016, followed by low levels placed in 2017.

The Dry Bulk Shipping Market

According to industry sources, the dry bulk shipping market experienced a good year in 2017 following a difficult year in 2016 where average earnings reached their lowest levels for sixteen years. Overall, industry sources indicate that fleet capacity increased by 3%, while tonnage demand for vessels registered growth of almost 4%.

Accordingly, the market for dry bulk carriers showed significant improvement throughout 2017. The average one-year time charter rates for Capesize, Supramax and Handysize dry bulk carriers were, respectively, $15,200 per day, $9,800 per day and $8,100 per day, representing increases from 2016 of 83%, 51% and 53%, respectively.

During 2017, contracting for newbuilding dry bulk carriers increased to 36.2 million dwt from 15 million dwt in 2016, while deliveries of new vessels amounted to 38 million dwt and scrapping removed some 15 million dwt. Thus, fleet capacity increased by 25 million dwt, equivalent to approximately 3% of the total fleet size. At the end of 2017, the total orderbook for new dry bulk carriers was 81 million dwt, equivalent to 10% of the existing fleet.

Since 2016, the freight market enjoyed a relatively quick recovery, with Capesize spot rates for December 2017 averaging $23,700 per day compared with $12,132 per day in December 2016. Much of this rally can be attributed to a combination of seasonal developments, positive sentiment, and increased activity. On the demand side, there are both driver and detractors, particularly when considering Chinese demand. While renewed infrastructure stimulus has helped boost demand for key raw material, coal and iron ore in particular, the Chinese strategy to fuel growth through infrastructure development may not continue. Furthermore, China has made declarations to try to reduce its industrial pollution, which may also reduce infrastructure development.

The Freight Liner Market (Containerships and Car Carriers)

According to industry sources, the container charter market saw improvements in 2017 following a challenging market environment in 2016. Charter rates generally improved through most of the year, with some variation across the vessel sizes due in part to a reduction in excess capacity.

Global container trade is estimated to have grown by 5.2% in 2017 to reach 192 million TEU, on the back of firm growth on the Transpacific, North-South and intra-regional trades, and representing an acceleration from growth of 4.1% and 2.2% in 2016 and 2015, respectively.

Containership capacity delivered in the full year 2017 picked up compared to 2016, totaling 148 vessels of 1.1 million TEU, although remaining relatively subdued compared to average levels seen in 2013-15. The first boxships sized in excess of 20,000 TEU were delivered in 2017, and around a quarter of capacity delivered in the year was accounted for by vessels in this size range.

Although down slightly from the record year of 2016, containership recycling activity stood at historically elevated levels in 2017, despite some easing towards the end of the year. A total of 141 containerships of 0.4 million TEU were demolished, with the average age of vessels sold for scrap standing at 21 years. Following the trend seen each year since 2013, there was firm scrapping of vessels in the ‘old Panamax’ sector, with more than 40% of the capacity demolished in 2017 accounted for by vessels of this type.
Industry sources indicate that container vessel contracting activity remained relatively limited in the full year 2017, with orders placed for a total of 108 boxships of 0.70 million TEU. For most of the year, ordering was focused on the smaller container vessel sizes, with sub-3,000 TEU ‘feeder’ vessels accounting for over 70% of the total number of orders placed, although orders for 20 ‘mega’ boxships, each of 22,000 TEU, were placed in the third quarter of 2017. There was also some interest in vessels at the smaller end of the large container vessel sector, with nine orders placed in 2017 for vessels sized 12-14,999 TEU. While newbuilding prices in the larger sectors generally eased in 2017, prices in the small and intermediate size ranges saw slight increases. At the end of 2017, the containership newbuilding price index stood at 70 points, remaining close to the record low of 69 points seen at end 2016.

According to industry sources, seaborne car trade returned to growth in 2017, with volumes estimated to have risen by 5% to 21.5 million units (excluding intra-EU trade) in the full year. Historically, seaborne car trade had been one of the faster growing parts of seaborne trade, but expansion had been very limited in recent years. In 2016, seaborne car trade fell by 1% to 20.3 million units, 2% lower than trade in 2013, with volumes also still below the 2008 peak. The low commodity price environment significantly undermined consumer demand in many developing countries in 2016, with car imports into some regions dropping sharply. However, a slight improvement in commodity prices so far in 2017, combined with a pickup in global economic growth has supported a return to faster expansion in seaborne car trade this year, outperforming initial expectations. Seaborne imports into North America and Europe as a whole is estimated to have grown by 5% and 10% respectively in 2017, whilst imports into key developing regions seem to have stabilised somewhat after sharp falls in 2016. Exports from Japan and South Korea are estimated to have grown by 3% and 4% respectively in 2017.

The Offshore Drilling Market

According to industry sources, the price of oil (Brent crude spot) averaged around $110 per barrel from 2011 to 2013, which was attractive to oil and gas companies and prompted them to substantially increase their investment in offshore exploration and development activity. This resulted in almost full utilization and record high day rates for mobile offshore drilling units in 2013, and prompted substantial contracting for new assets. However, over the course of 2014 the oil price fell to below $50 per barrel in December 2014 and the fall continued to under $30 per barrel in January 2016, although this recovered to an average of $43 per barrel in 2016 and increased to an average of $54 per barrel in 2017. As a consequence of this fall in oil prices, oil and gas companies have significantly reduced their exploration and development activities, resulting in decidedly weaker demand in the offshore drilling market. Worldwide demand for drilling units has declined from 744 units at the end of 2013 to 375 units at the end of 2017, and asset utilizations have declined from 96% of the active supply at the end of 2013 to 66% at the end of 2017, while global average day rates have declined by more than 50% since the beginning of 2014.

The oil price increases are partly attributable to the agreement made between OPEC and other significant oil producers such as Russia which continued to hold through the second half of 2017. Full-year compliance with the 1.73 million barrels per day, or bpd, of oil output cuts came in at 113% (largely due to Saudi Arabia making deeper than stipulated cuts). Furthermore, in November, OPEC and the other significant oil producers agreed to extend the cuts from the end of March 2018 until the close of 2018. This extension made a fairly significant contribution to positive oil price sentiment.

Through 2017, the number of active units in the jack-up sector, increased by 4% compared to 2016. However, industry sources suggest that the jack-up fleet remains oversupplied. As of February 2018, utilisation of the jack-up fleet stood at 66%, indicating that over 30% of vessels being actively marketed for work were without a contract. Jack-up owners have made relatively little progress in addressing the surplus of units since the downturn began in 2014, with the marketable jack-up fleet declining in size by less than one percentage point in the period between 2014 and the start of 2018. Additionally, in early 2018, 84 units were on order, equivalent to 27% of the total fleet, though many of these rigs are now on yard account with no firm time lines for delivery.

Since the start of 2014, the number of marketable floaters has declined by 25% to stand at 203 at the start of 2018. This compares favorably to the jack-up sector, where the number of marketable units has effectively plateaued during the past few years. This reflects not only relatively robust cold stacking of units by international drillers, but also comparatively high levels of scrapping. 105 floaters have been scrapped since the start of 2014, compared to 61 jack-ups. Oversupply does, however, remain particularly acute in the ultradeepwater fleet, which now carries out most non-specialised deepwater drilling.

The Offshore Support Vessel ("OSV") Market

According to industry sources, the OSV market remains one of the most severely affected by the offshore downturn. Despite small signs of demand-side improvement, which has helped to offer marginal improvements in some dayrate levels in early 2018, there are severe supply side challenges for the market still to solve. There are more than 1,100 OSVs in lay-up, and many more idle or under-utilized. It is not expected that all such unemployed units will be reactivated as some are too elderly or degraded in condition to be economically viable candidates.

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

Results of Operations

Year ended December 31, 2017, compared with year ended December 31, 2016

Net income for the year ended December 31, 2017, was $101.2 million, a decrease of 30.9% from the year ended December 31, 2016.

(in thousands of $)	2017	2016
Total operating revenues	380,878	412,951
Gain/(loss) on sale of assets and termination of charters	1,124	(167)
Total operating expenses	227,376	244,695
Net operating income	154,626	168,089
Interest income	19,330	21,736
Interest expense	(90,414)	(71,843)
Gain/(loss) on purchase of bonds	(2,305)	(8,802)
Other non-operating items (net)	(3,794)	9,461
Equity in earnings of associated companies	23,766	27,765
Net income	101,209	146,406

Net operating income for the year ended December 31, 2017, was $154.6 million, compared with $168.1 million for the year ended December 31, 2016. The decrease was principally due to lower profit sharing revenues. Overall net income for 2017 decreased by $45.2 million compared with 2016 mainly due to the decrease in net operating income and an increase in interest expense. In addition, lower interest and dividend income from investments, exchange losses and costs arising from the redemption of bonds and impairment charges for certain investments included in other non-operating items all contributed to the decrease in overall net income. This was partly offset by an increase in income from the mark-to-market of derivatives.

Three ultra-deepwater drilling units were accounted for under the equity method during 2017 and 2016. The operating revenues of the wholly-owned subsidiaries owning these assets are included under "equity in earnings of associated companies", where they are reported net of operating and non-operating expenses.

Operating revenues

(in thousands of $)	2017	2016
Direct financing lease interest income	38,265	23,181
Finance lease service revenues	35,010	44,523
Profit sharing revenues	5,814	51,544
Time charter revenues	238,409	226,748
Bareboat charter revenues	40,596	45,039
Voyage charter revenues	21,037	19,329
Other operating income	1,747	2,587
Total operating revenues	380,878	412,951

Total operating revenues decreased by 7.8% in the year ended December 31, 2017, compared with the year ended December 31, 2016.

Direct financing and sales-type lease interest income arises on most of our crude oil tankers on charter to Frontline Shipping, one offshore support vessel on charter to the Solstad Charterer and three container vessels on long term charter to MSC. In general, direct financing lease interest income reduces over the terms of our leases, as progressively a lesser proportion of the lease rental payment is allocated to interest income and a greater proportion is treated as repayment on the lease. The $15.1 million increase in direct finance lease interest income from 2016 to 2017 is mainly a result of the addition of the three container vessels on long-term charter to MSC. Two of the vessels are chartered-in 19,200 TEU container vessels, accounted for as finance lease assets, which were delivered in December 2016 and March 2017, respectively. The third one, a 1,700 TEU container vessel which was previously an operating lease asset, is now accounted for as a sales-type lease following the commencement of a five-year bareboat charter to MSC in April 2017. The increase in direct finance lease interest income was partly offset by the sale of two Suezmax tankers in May 2017 and August 2017, respectively, in addition to the sale of three VLCC tankers in July 2016, March 2017 and June 2017, respectively, and one offshore support vessel in February 2016, all of which were accounted for as direct financing lease assets.

The $9.5 million reduction in finance lease service revenue arose as a result of the sale of the three VLCCs and two Suezmax tankers.

We have a profit sharing arrangement with Frontline Shipping whereby the Company earns a 50% share of profits earned by the vessels above threshold levels. The Company earned and recognized profit sharing revenue under this arrangement of $5.6 million in the year ended December 31, 2017 compared with $50.9 million in 2016. The decrease is attributable to a less favourable tanker market in 2017 and also fewer vessels on charter to Frontline Shipping. In addition, the Company has eight dry bulk carriers operating on time-charters to the Golden Ocean Charterer, which includes profit sharing arrangements whereby the Company earns a 33% share of profits earned by the vessels above threshold levels. In the year ended December 31, 2017, the Company earned $0.2 million income under this arrangement compared with no profit share in 2016. We also had a profit sharing agreement relating to dry bulk carriers chartered to UFC in 2016, which earned us $0.6 million in 2016. In 2017, we did not have any vessels on charter to UFC.

In addition, we had a profit sharing agreement on one of our two Suezmax tankers trading in a pool together with two tankers owned by Frontline, which earned us $0.1 million in 2017 compared with $0.1 million in 2016.

Following amendments made to agreements in 2016, we also have a profit share arrangement relating to the five offshore supply vessels on charter to the Solstad Charterer, whereby the Company is entitled to a 50% profit share above the base charter rates, calculated and paid on a quarterly basis on a vessel by vessel basis. No profit share revenue was earned by the vessels in 2017 or in 2016 as all five vessels are in lay-up.
During 2017, time charter revenues were earned by eight container vessels, two car carriers, 22 dry bulk carriers, one Suezmax tanker and two oil product tankers. The $11.7 million increase in time charter revenues in 2017 compared with 2016 , was mainly due to the addition of the two product tankers delivered from the shipyard in August 2017 and also due to a full year of earnings in 2017 from two of the three 9,300 - 9,500 TEUs container vessels that commenced time charter contracts in February and May 2016, respectively. These increases to time charter revenues were partly offset by the 1,700 TEU container vessel, MSC Alice earning time charter revenue in 2016 but none in the same period in 2017.

Bareboat charter revenues are earned by our vessels and rigs which are leased under operating leases on a bareboat basis. In 2017 and 2016, these consisted of four offshore support vessels, two chemical tankers, one jack-up drilling rig, two 1,700 TEU container vessels, two 5,800 TEU container vessels and seven 4,100 TEU container vessels. The $4.4 million decrease in bareboat charter revenues is mainly due to the jack-up drilling rig Soehanah, which earned $1.8 million lower bareboat revenue in 2017 compared with 2016. The rig received no charter hires during the first quarter of 2017 and was redelivered to us in April 2017, following a full 10-year special survey paid for by the previous charterer. In June 2017, the rig commenced a drilling contract with a national oil company in Asia for a period of 12 months, with an option to extend the charter by an additional 12 months. In addition, amendments to the charter agreements of the offshore support vessels on charter to the Solstad Charterer, which were effective from June 2016 and July 2017, respectively, also resulted in a reduction in bareboat charter revenue.

Two of our vessels, the Suezmax tankers Everbright and Glorycrown, and four Handysize dry bulk carriers operated on a voyage charter basis during 2016. In 2017, five Handysize dry bulk carriers and one of the Suezmax tankers operated on a voyage charter basis. The $1.7 million increase in voyage charter revenues from 2016 to 2017 is predominantly due to the additional Handysize dry bulk carriers commencing trading on a voyage charter basis in 2017 partly offset by one of the two Suezmax tankers previously trading on a voyage charter basis commencing a time charter contract part way through 2016.

Cash flows arising from direct financing leases

The following table analyzes our cash flows from the direct financing leases with Frontline Shipping, the Solstad charterer, and MSC during 2017 and 2016, and shows how they are accounted for:

(in thousands of $)	2017	2016
Charterhire payments accounted for as:
Direct financing and sales-type lease interest income	38,265	23,181
Finance lease service revenues	35,010	44,523
Direct financing lease repayments	31,929	30,410
Total direct financing and sales-type lease payments received	105,204	98,114

The vessels chartered on direct financing leases to Frontline Shipping, are leased on time-charter terms, where we are responsible for the management and operation of such vessels. This has been effected by entering into fixed price agreements with Frontline Management whereby we pay them management fees of $9,000 per day for each vessel chartered to Frontline Shipping. Accordingly, $9,000 per day is allocated from each time charter payment received from Frontline Shipping to cover lease executory costs, and this is classified as "finance lease service revenue". If any vessel chartered on a direct financing lease to Frontline Shipping is sub-chartered on a bareboat basis, then the charter payments for that vessel are reduced by $9,000 per day for the duration of the bareboat sub-charter.

Gain/(loss) on sale of assets and termination of charters
In 2017, a net gain of $1.1 million was recorded, arising from the disposals of four crude oil tankers, the commencement of a sales-type lease for the 1,700 TEU container vessel MSC Alice and the early termination of the previous charter for the jack-up drilling rig Soehanah. (see Note 8: Gain on sale of assets and termination of charters). In 2016, a loss of $0.2 million was recorded on the disposals of the offshore supply vessel Sea Bear, sold in February 2016 and the VLCC Front Vanguard in July 2016.

Operating expenses

(in thousands of $)	2017	2016
Vessel operating expenses	131,794	136,016
Depreciation	88,150	94,293
Vessel impairment charge	—	5,314
Administrative expenses	7,432	9,072
	227,376	244,695

Vessel operating expenses consist of payments to Frontline Management of $9,000 per day for each vessel chartered to Frontline Shipping and also payments to Golden Ocean Management of $7,000 per day for each vessel chartered the Golden Ocean Charterer, in accordance with the vessel management agreements. In addition, vessel operating expenses include operating and occasional voyage expenses for the container vessels, dry bulk carriers, product tankers and car carriers operated on a time charter basis and managed by related and unrelated parties, and also voyage expenses from our two Suezmax tankers trading in a pool together with two tankers owned by Frontline and certain Handysize dry bulk carriers operating in the spot market during 2017.
Vessel operating expenses decreased by $4.2 million in 2017, compared with 2016. The decrease is mainly due to the sale of five tankers between July 2016 and August 2017, described above, from the fleet of crude oil tankers on charter to Frontline Shipping. The decrease was partly offset by the two product tankers delivered from the shipyard in August 2017 and the increases in voyage expenses from the net additional increase in Handysize dry bulk carriers that commenced trading on a voyage charter basis during the period.
Depreciation expenses relate to the vessels on charters accounted for as operating leases and on voyage charters. The decrease in depreciation by $11.5 million for 2017 compared with 2016, is mainly due to a lower depreciation charge on the jack-up drilling rig Soehanah, following the termination of its previous bareboat charter agreement. The basis of the previous higher depreciation was an amortization to an option price within the terminated agreement.

During 2016, a review of the carrying value of long-lived assets indicated that the carrying values of one of our VLCCs, the sale of which was agreed in 2016 and which was delivered to its new owner in March 2017, and one of our 1,700 TEU container vessels were impaired and an impairment charge was taken. In 2017, no vessel impairment charge was recorded.
The 18% decrease in administrative expenses for 2017, compared with 2016, is mainly due to reduced salary costs, office costs, marketing and investor relations costs and service administration fees.

Interest income

Interest income decreased from $21.7 million in 2016 to $19.3 million in 2017, due to lower interest income from long term loans to associated companies. The decrease in the interest income from associates was partly offset by increased interest income from corporate bonds held as available-for-sale securities and interest income from short term deposits.

Interest expense

(in thousands of $)	2017	2016
Interest on US$ floating rate loans	33,466	29,032
Interest on NOK floating rate bonds due 2017	2,082	4,152
Interest on NOK floating rate bonds due 2019	4,691	4,697
Interest on NOK floating rate bonds due 2020	1,852	—
Interest on 3.75% convertible bonds due 2016	—	329
Interest on 3.25% convertible bonds due 2018	5,107	10,093
Interest on 5.75% convertible bonds due 2021	12,866	3,127
Swap interest	5,328	9,165
Interest on capital lease obligation	15,982	246
Other interest	26	30
Amortization of deferred charges	9,014	10,972
	90,414	71,843

At December 31, 2017, the Company, including its consolidated subsidiaries, had total debt principal outstanding of $1.5 billion (2016: $1.6 billion), comprising $92.5 million (NOK758 million) outstanding principal amount of NOK floating rate bonds due 2019 (2016: $87.8 million, NOK758 million), $61.0 million (NOK 500 million) outstanding principal amount of NOK floating rate bonds due 2020 (2016 : $nil, NOKnil), $63.2 million outstanding principal amount of 3.25% convertible bonds due 2018 (2016: $184.2 million), $225.0 million outstanding principal amount of 5.75% convertible bonds due 2021 (2016: $225.0 million), and $1.1 billion under floating rate secured long term credit facilities (2016: $1.0 billion).
The average three-month US$ London Interbank Offered Rate, or LIBOR, was 1.26% in 2017 and 0.74% in 2016. The increase in interest expense associated with our floating rate debt for 2017, compared with 2016, is mainly due to the increase in LIBOR for the period.
The decrease in interest payable on the 3.75% convertible bonds and the NOK600 million floating rate bonds due 2017 is due to their redemption in February 2016 and July 2017, respectively. The decrease in interest payable on the 3.25% convertible bonds is due to repurchases in October 2016 and partial conversion in October 2017. The increase in interest payable on the 5.75% convertible bonds and NOK 500 million senior secured bonds is due to their issuance in October 2016 and June 2017, respectively.
At December 31, 2017, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $1.1 billion of floating rate debt at a weighted average rate excluding margin of 2.85% per annum (2016: $1.2 billion of floating rate debt fixed at a weighted average rate excluding margin of 2.74% per annum).
In October 2015, we entered into agreements to charter in two 19,200 TEU container vessels on a bareboat basis, each for a period of 15 years from delivery by the shipyard, and to charter out each vessel for the same 15 year period. The first of these vessels was delivered in December 2016 and the second one was delivered in March 2017. These vessels are accounted for as a direct financing lease asset. The above capital lease interest expense represents the interest portion of our capital lease obligations from chartering-in these vessels from their third party owners.

As reported above, two ultra-deepwater drilling units and one harsh environment jack-up drilling rig were accounted for under the equity method in 2017 and 2016. Their non-operating expenses, including interest expenses, are not included above, but are reflected in "Equity in earnings of associated companies" below.

Other non-operating items

In 2017, other non-operating items amounted to a net loss of $3.8 million, compared to a net gain of $9.5 million in 2016. The net loss of $3.8 million for 2017 arose mainly from $5.1 million of net cash payments on non-designated interest rate swaps, an impairment loss recorded against available for sale investments of $4.4 million and $4.5 million of foreign exchange losses resulting mainly from the translation of de-designated NOK bonds. This expense was partly offset by a gain of $8.1 million from positive mark-to-market adjustments to financial instruments and $3.3 million dividend income received on the Frontline shares (see Note 15: Related party transactions).
The net gain of $9.5 million in 2016 mainly consists of a gain of $3.9 million from mark-to-market adjustments to financial instruments and $11.6 million dividend income received on the Frontline shares. The net gain was partly offset by $4.9 million cash payments on non-designated interest rate swaps.

Equity in earnings of associated companies

During 2017 and 2016, the Company had certain wholly-owned subsidiaries accounted for under the equity method, as discussed in the consolidated financial statements included herein (Note 16: Investment in associated companies). The total equity in earnings of associated companies in 2017 was $4.0 million lower than in the comparative period in 2016 mainly due to the reduction in finance lease interest income recorded by the ultra-deepwater drilling units West Taurus and West Hercules and the harsh environment jack-up drilling rig West Linus.

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

Two ultra-deepwater drilling units and one harsh environment jack-up drilling rig were accounted for under the equity method during 2016 and 2015. The operating revenues of the wholly-owned subsidiaries owning these assets are included under "equity in earnings of associated companies", where they are reported net of operating and non-operating expenses.

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

In general, direct financing lease interest income reduces over the terms of our leases, as progressively a lesser proportion of the lease rental payment is allocated to interest income and a greater proportion is treated as repayment on the lease. This contributed to the $11.0 million decrease in lease interest income from 2015 to 2016. However, the decrease is, to a greater extent, due to the reduction in charter rates incorporated into the leases from July 2015 onwards (see Note 23: Related party transactions) and the sale in 2016 of the VLCC Front Vanguard and the offshore support vessel Sea Bear and in 2015 of three Suezmax tankers (Front Glory, Front Splendour and Mindanao). Apart from Sea Bear, which was bareboat chartered to Deep Sea (now the Solstad Charterer), these direct financing lease assets were time-chartered to the Frontline Charterers. The container vessel MSC Anna, which is accounted for as a finance lease asset, was delivered towards the end of December 2016, and made a small contribution to direct financing lease interest income in 2016.

The reduction in finance lease service revenue associated with sales of time-chartered vessels in 2016 and 2015, as shown above, was largely offset by the increase in fixed vessel operating fees for the vessels on charter to Frontline Shipping from $6,500 per day to $9,000 per day from July 1, 2015 onwards (see Note 23).

Prior to December 31, 2011, the Frontline Charterers paid us profit sharing of 20% of their earnings from our vessels on a time-charter equivalent basis above average threshold charter rates each fiscal year. Amendments to the charter agreements made in December 2011, increased the profit sharing percentage to 25% for earnings above those threshold levels, and additionally provided that for the four year period of a temporary reduction in charter rates, the Frontline Charterers would pay us 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day per vessel - this latter item is called "cash sweep" income. Following further amendments to the charter agreements effective from July 1, 2015 onwards, the profit sharing percentage was increased to 50% payable on a quarterly basis and the cash sweep arrangement was terminated. In 2015 we earned $19.9 million in cash sweep income, $37.2 million under the 50% profit share arrangement and nothing under the 25% profit share arrangement. In 2016 we earned $50.9 million under the 50% profit sharing agreement. We also had a profit sharing agreement relating to dry bulk carriers chartered to UFC, which earned us $0.6 million in 2016, compared with $2.5 million in 2015.

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

Cash flows arising from direct financing leases

The following table analyzes our cash flows from the direct financing leases with the Frontline Charterers, Deep Sea (now the Solstad Charterer), and MSC during 2016 and 2015, and shows how they are accounted for:

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

Interest expense

(in thousands of $)	2016	2015
Interest on US$ floating rate loans	29,032	23,726
Interest on NOK floating rate bonds due 2017	4,152	4,628
Interest on NOK floating rate bonds due 2019	4,697	5,604
Interest on 3.75% convertible bonds due 2016	329	4,685
Interest on 3.25% convertible bonds due 2018	10,093	11,375
Interest on 5.75% convertible bonds due 2021	3,127	—
Swap interest	9,165	8,947
Interest on capital lease obligation	246	—
Other interest	30	5
Amortization of deferred charges	10,972	11,613
	71,843	70,583

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

As reported above, two ultra-deepwater drilling units and one harsh-environment jack-up drilling rig were accounted for under the equity method in 2016 and 2015. Their non-operating expenses, including interest expenses, are not included above, but are reflected in "Equity in earnings of associated companies" below.

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

B. LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital intensive industry.  Our purchase of the tankers in the initial transaction with Frontline was financed through a combination of debt issuances, a deemed equity contribution from Frontline and borrowings from commercial banks.  Our subsequent acquisitions have been financed through a combination of our own equity and term loans and revolving credit facilities from commercial banks.  Providers of such borrowings generally require that the loans be secured by mortgages against the assets being acquired, and at December 31, 2017, substantially all of our vessels and drilling units are pledged as security. However, in common with many other companies, we also have unsecured borrowings as shown below. Providers of unsecured financing do so on the basis of the Company's assets and liabilities, cash flows, operating results and other factors, all of which affect the terms on which such unsecured financing is available. In general, unsecured financing is more expensive than borrowings secured against collateral.

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
-    NOK500 million senior unsecured bonds due 2020
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
-    $101 million secured term loan facility due 2023
-    $128 million secured term loan facility due 2021
-    $210 million secured term loan facility due 2021
-    $128 million secured term loan facility due 2022
-    $171 million secured loan facility due 2023
-    $39 million secured term loan facility due 2022
-    $166 million secured term loan facility due 2022
-    $76 million secured term loan facility due 2024

Our long-term liquidity requirements also include repayment of the following long-term loan agreements of our equity-accounted subsidiaries:

-	$390 million secured term loan and revolving credit facility due 2022

-	$375 million secured term loan and revolving credit facility due 2023

-	$475 million secured term loan and revolving credit facility due 2023

The above long-term loan agreements in our equity accounted subsidiaries relate to the three drilling units on charter to the Seadrill Charterers. In connection with Seadrill’s Restructuring Plan, the loan facilities have been extended by four years, with new maturity dates as set out above. The four year extension is subject approval by the courts of the Restructuring Plan.

The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where the Company guarantees all or part of the loans, (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries and (iii) a first priority mortgage over the relevant collateral assets which includes substantially all of the vessels and the drilling units that are currently owned by the Company as at December 31, 2017, excluding three 1,700 TEU container vessels, two car carriers and a jack-up drilling rig.

At December 31, 2017, the Company had no commitments under contracts to acquire newbuilding vessels (2016: $76.1 million). There were no other material contractual commitments at December 31, 2017.

In addition, two subsidiaries had a lease liability totaling $239.6 million at December 31, 2017 related to the charter-in of two 19,200 TEU container vessels delivered in December 2016 and March 2017, respectively.

We expect that we will require additional borrowings or issuances of equity in the long term to meet our capital requirements.

As of December 31, 2017, we had cash and cash equivalents of $153 million (2016: $62 million). In addition, we had $29 million net available to draw under secured revolving credit facilities as of December 31, 2017. The availability of such amounts under the secured revolving credit facilities, is subject to compliance with the loan covenants under the relevant agreements at the time of drawdown. Although we were in compliance with such loan covenants as of December 31, 2017, we cannot guarantee that we will be in compliance in the future, and the amounts may therefore not be available to draw, reducing our available liquidity. In the year ended December 31, 2017, we generated cash of $177.8 million from operations and $48.4 million net from investing activities and used $135.5 million net in financing activities.

Cash flows provided by operating activities for 2017 decreased to $177.8 million, from $230.1 million for 2016, mainly due to changes in net operating income and timing of charter hire, profit share and other related receivables.
Investing activities generated $48.4 million in 2017, compared with $39.4 million generated in 2016. The higher cash generated from investing activities is mainly due to higher proceeds from the sale of assets and charter terminations by $45.7 million in 2017 compared with 2016 and also $106.5 million less spending on the acquisition of newbuildings in 2017 compared to 2016 levels. The current year increase in cash generations from investing activities was partly offset by the the reduction of $166.2 million in amounts received from associated companies compared to 2016.
Net cash used from financing activities for 2017 was $135.5 million, compared to $277.3 million net cash used in 2016. The $141.8 million difference in cash used in financing activities was primarily due to higher bond repurchases and redemptions and higher debt repayments in 2016. In 2017, the Company repurchased $68.4 million of our NOK600 million bonds compared with $296.8 million in 2016, relating to the repurchase of the remaining 3.75% convertible bonds in February 2016 and $165.8 million of the 3.25% convertible bonds in October 2016. In addition, $29.2 million was paid in 2017 in connection with the settlement of the cross currency swap following the repurchase.

During the year ended December 31, 2017, we paid four dividends totaling $1.60 per common share (2016: four dividends totaling $1.80 per common share), or a total of $153 million (2016: $168 million). All dividends paid in 2017 and 2016 were cash payments. A substantial portion of our dividend capacity is generated from our leases with the Seadrill Charterers. As part of the Seadrill Restructuring Plan, which is still subject approval by the courts, we have agreed to reduce the contractual charter hire payable by the Seadrill Charterers by approximately 29% for a 5-year period starting in 2018, which will reduce the dividend capacity generated from the three units. Should the Restructuring Plan not be approved by the courts, there is a risk that the leases will be terminated, which may have a material adverse effect on our ability to pay dividends to our shareholders in the future.

Borrowings

As of December 31, 2017, we had total short-term and long-term debt outstanding of $1.5 billion (2016: $1.6 billion).  In addition, as of December 31, 2017, our wholly-owned subsidiaries SFL Deepwater Ltd., or SFL Deepwater, SFL Hercules Ltd., or SFL Hercules, and SFL Linus Ltd., or SFL Linus, had long term debt of $226 million, $251 million, and $309 million, respectively (2016: $248 million, $279 million and $356 million, respectively). These three subsidiaries are accounted for using the equity method, and their outstanding long-term debt is not included in the long-term debt shown on our consolidated balance sheet.

The following table presents an overall summary of our borrowings as at December 31, 2017:

	December 31, 2017
(in millions of $)	Outstanding balance on loan	Net amount available to draw
Unsecured borrowings:
3.25% convertible bonds due 2018	63.2	—
NOK900 million bonds due 2019	92.5	—
NOK500 million bonds due 2020	61.0	—
5.75% convertible bonds due 2021	225.0	—
Total unsecured borrowings	441.7	—
Loan facilities secured with mortgages on vessels and rigs	1,081.2	29.0
Total borrowings of Company and consolidated subsidiaries	1,522.9	29.0
Equity accounted subsidiaries: Loan facilities secured with mortgages on vessels and rigs	785.8	—
Total borrowings	2,308.7	29.0

As of December 31, 2017, there was $29 million net available to draw under secured revolving credit facilities. The availability of such amounts under the secured revolving credit facilities, is subject to compliance with the loan covenants under the relevant agreements at the time of drawdown. Although we were in compliance with such loan covenants as of December 31, 2017, we cannot guarantee that we will be in compliance in the future, and the amounts may therefore not be available to draw, reducing our available liquidity.

In March 2008, two subsidiaries entered into a $49 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers. In June 2011, the facility was amended, whereby part of the facility is available on a revolving basis. In November 2015, the term loan part of the facility was prepaid and canceled, and the commitment under the revolving part of the facility was reduced to $20 million in total. At December 31, 2017, the outstanding amount under this facility was $nil, and the available amount under the revolving part of the facility was $20 million. The facility bears interest of LIBOR plus a margin and has a term of approximately ten years. The facility contains a minimum value covenant and is secured by the subsidiaries' assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guarantees 30% of the outstanding debt. The facility contains covenants that require us to maintain certain minimum levels of free cash and adjusted book equity ratios.

In February 2010, a subsidiary entered into a $43 million secured term loan facility with a bank. The proceeds of the facility were used to partially finance the Suezmax tanker Glorycrown. At December 31, 2017, the amount outstanding under the facility was $20.6 million. The facility bears interest of LIBOR plus a margin and originally had a term of approximately five years. In November 2014, the terms of the loan were amended and restated, and the facility now matures in November 2019. The facility is secured by the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2010, a subsidiary entered into a $43 million secured term loan facility with a bank. The proceeds of the facility were used to partially finance the Suezmax tanker Everbright. At December 31, 2017, the amount outstanding under this facility was $20.6 million. The facility bears interest of LIBOR plus a margin and originally had a term of five years. In March 2015, the terms of the loan were amended and restated, and the facility now matures in March 2020. The facility is secured by the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In November 2010, two subsidiaries entered into a $54 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two Supramax dry bulk carriers. At December 31, 2017, the amount outstanding under this facility was $26.3 million. The facility bears interest at LIBOR plus a margin and has a term of approximately eight years from delivery of the vessels. The facility is secured by the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2011, three subsidiaries entered into a $75 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of three Supramax dry bulk carriers. At December 31, 2017, the amount outstanding under this facility was $39.0 million. The facility bears interest at LIBOR plus a margin and has a term of approximately eight years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under the charters attached to the vessels or one year prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In May 2011, eight subsidiaries entered into a $171 million secured loan facility with a syndicate of banks. The facility is supported by China Export & Credit Insurance Corporation, or SINOSURE, which has provided an insurance policy in favor of the banks for part of the outstanding loan. The facility is secured by one 1,700 TEU container vessel and seven Handysize dry bulk carriers. At December 31, 2017, the amount outstanding under this facility was $98.0 million. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The facility is secured against the subsidiaries' assets and a guarantee from Ship Finance International Limited.

In October 2012, we issued NOK600 million senior unsecured bonds. The bonds bore interest at the three month Norwegian Interbank Offered Rate, or NIBOR, plus a margin and were redeemable in full in October 2017. The bonds, in their entirety, were also redeemable at the Company's option from April 19, 2017, upon giving bondholders at least 30 business days' notice and paying 100.50% of par value plus accrued interest. Since their issue, the Company purchased bonds with principal amounts totaling NOK454.0 million, net and the remaining outstanding amount of NOK146.0 million was fully redeemed in July 2017, following the exercise of the call option by the Company. Thus, there was no principal amount outstanding as at December 31, 2017 in respect of this bond.

In November 2012, two subsidiaries entered into a $53 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two car carriers. The facility bore interest at LIBOR plus a margin and had a term of five years from drawdown. In October 2017, the total amount outstanding under this facility was prepaid and the facility was canceled. At December 31, 2017, the outstanding amount under this facility was $nil. The facility was secured against the subsidiaries' assets and a guarantee from Ship Finance International Limited.

On January 30, 2013, we issued a senior unsecured convertible bond loan totaling $350.0 million. Interest on the bonds is fixed at 3.25% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1 and November 1 of each year. The conversion price at the time of issue was $21.945 per share, representing a 33% premium to the share price at the time. Since then, dividend distributions had reduced the conversion price to $13.2418 per share as of the maturity date in February 2018. Since issuance, the Company has purchased and canceled bonds with principal amounts totaling $165.8 million and the net amount outstanding at September 30, 2017 was $184.2 million. In October 2017, the Company entered into separate privately negotiated transactions with certain holders of the bond loan for the early conversion of a portion of the outstanding bonds into common shares. Under such transaction agreements, approximately $121.0 million in aggregate principal amount of the bonds was converted into 9,418,798 common shares of the Company at prevailing market prices. At December 31, 2017, the amount outstanding was $63.2 million. The bonds matured on February 1, 2018 and on this date, the remaining outstanding principal amount of $63.2 million was paid in cash, and the premium settled in common shares with the issue of 651,365 new shares.

In conjunction with the initial bond issue in 2013, the Company loaned up to 6,060,606 of our common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. The shares that were then lent by a subsidiary of the Company were borrowed from Hemen, our largest shareholder. On January 24, 2018, we, our subsidiary, Hemen and DNB Bank ASA agreed to amend the share lending agreement in order to, among other things, substitute DNB Bank ASA for our subsidiary and to extend the termination date of the agreement.

In March 2014, we issued NOK900 million senior unsecured bonds. The bonds bear interest at NIBOR plus a margin and are redeemable in full in March 2019. Subsequent to the issue of the bonds, we have made net purchases of bonds with principal amounts totaling NOK142 million, which are being held as treasury bonds. At December 31, 2017, the amount outstanding was NOK758.0 million, equivalent to $92.5 million. The bonds may, in their entirety, be redeemed at our option from September 19, 2018, upon giving bondholders at least 30 business days' notice and paying 100.50% of par value plus accrued interest. The bond agreement contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In June 2014, seven subsidiaries entered into a $45 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of seven 4,100 TEU container vessels. At December 31, 2017, the amount outstanding under this facility was $36.0 million, and the available amount under the revolving part of the facility was $9.0 million. The facility bears interest at LIBOR plus a margin and has a term of five years. The facility is secured against the subsidiaries' assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels, or six months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In August 2014, six subsidiaries entered into a $101 million secured term loan facility, secured against six offshore support vessels. At December 31, 2017, the amount outstanding under this facility is $44.1 million. The facility bears interest at LIBOR plus a margin and has a term of approximately five years. In October 2017, certain amendments were made to the agreement, including an extension of the final maturity date until January 2023. The facility contains a minimum value covenant, which is applicable from January 2021, and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also contains covenants that require Solship (formerly Deep Sea) to maintain certain minimum levels of liquidity and working capital. One of the vessels was sold in February 2016 and the facility is now secured against the remaining five vessels and a limited guarantee from Ship Finance International Limited.

In September 2014, two subsidiaries entered into a $20 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two 5,800 TEU container vessels. At December 31, 2017, the amount outstanding under this facility was $20.0 million. The facility bears interest at LIBOR plus a margin and has a term of five years. The facility is secured against the subsidiaries' assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In September 2014, two subsidiaries entered into a $128 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding 8,700 TEU container vessels, which were delivered in 2014. At December 31, 2017, the amount outstanding under this facility was $100.9 million. The facility bears interest at LIBOR plus a margin and has a term of seven years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or from the fifth anniversary of the drawdown under the facility, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In November 2014, two subsidiaries entered into a $128 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding 8,700 TEU container vessels, which were delivered in January 2015. At December 31, 2017, the amount outstanding under this facility was $104.1 million. The facility bears interest at LIBOR plus a margin and has a term of seven years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or six months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In December 2014, two subsidiaries entered into a $39 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two Kamsarmax dry bulk carriers. At December 31, 2017, the amount outstanding under this facility was $29.1 million. The facility bears interest at LIBOR plus a margin and has a term of approximately eight years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or 12 months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In June 2015, 17 wholly-owned subsidiaries entered into a $250 million secured revolving credit facility with a syndicate of banks, secured against 17 tankers chartered to Frontline Shipping and a guarantee from Ship Finance International Limited. Eight of the tankers were sold and delivered to their new owners before December 31, 2017, and the facility was secured against the remaining nine tankers at December 31, 2017. At December 31, 2017, the amount outstanding under this facility was $149.0 million, and the amount available to draw was $nil. The facility bears interest at LIBOR plus a margin and has a term of three years. The facility contains minimum value covenants and also covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In July 2015, eight subsidiaries entered into a $166 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of eight Capesize dry bulk carriers. At December 31, 2017, the amount outstanding under this facility was $131.7 million. The facility bears interest at LIBOR plus a margin and has a term of approximately seven years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains minimum value covenants and also covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In November 2015, three subsidiaries entered into a $210 million secured term loan facility with a syndicate of banks, to partly fund the acquisition of three newbuilding container vessels. One of the vessels was delivered in November 2015, and the remaining two were delivered in 2016. At December 31, 2017, the amount outstanding under this facility was $187.0 million. The facility bears interest at LIBOR plus a margin and has a term of five years from the delivery of each vessel. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or six months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In October 2016, we issued $225 million senior unsecured convertible bonds, all of which were outstanding at December 31, 2017. Interest on the bonds is fixed at 5.75% per annum. The bonds are convertible into our common shares and mature on October 15, 2021. The conversion rate at the time of issuance was 56.2596 common shares for each $1,000 bond, equivalent to a conversion price of approximately $17.7747 per share. The conversion rate will be adjusted for dividends in excess of $0.225 per common share per quarter. Dividend distributions made since the issuance of the bonds have increased the conversion rate to 60.5739, equivalent to a conversion price of approximately $16.5098 per share as at this report date. In conjunction with the bond issue, we have loaned up to 8,000,000 of our common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their positions. The shares that were lent by the Company were initially borrowed from Hemen, our largest shareholder. In November 2016, the Company issued 8,000,000 new shares to replace the shares borrowed from Hemen.

In June 2017, the Company issued a senior unsecured bond loan totaling NOK500 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and have a term of approximately three years. The net amount outstanding at December 31, 2017, was NOK500 million, equivalent to $61.0 million. The bond agreement contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In August 2017, two wholly-owned subsidiaries of the Company entered into a $76.0 million secured term loan facility with a bank, secured against two product tanker vessels. The two vessels were delivered in August 2017. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. At December 31, 2017, the net amount outstanding was $74.7 million. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or 12 months prior to the maturity date of the facility, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In May 2013, our equity-accounted subsidiary SFL Hercules entered into a $375 million secured term loan and revolving credit facility with a syndicate of banks, secured against the ultra deepwater drilling rig West Hercules. At December 31, 2017, the amount outstanding under the facility was $251.3 million, and the available amount under the revolving part of the facility was $nil. The facility bears interest at LIBOR plus a margin, originally had a term of six years and is secured against the assets of SFL Hercules. The lenders have limited recourse to Ship Finance International Limited as the holding company only guaranteed $70.0 million of the debt at December 31, 2017. The facility contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also originally contained a minimum value covenant and covenants that required Seadrill to maintain certain minimum levels of liquidity, current ratios, interest cover ratios and adjusted equity ratios and a maximum leverage ratio.

In October 2013, our equity-accounted subsidiary SFL Deepwater entered into a $390 million secured term loan and revolving credit facility with a syndicate of banks, secured against the ultra deepwater drilling rig West Taurus. At December 31, 2017, the amount outstanding under the new facility was $225.8 million, and the available amount under the revolving part of the facility was $nil. The facility bears interest at LIBOR plus a margin, originally had a term of five years and is secured against the assets of SFL Deepwater. The lenders have limited recourse to Ship Finance International Limited as the holding company only guaranteed $75.0 million of the debt at December 31, 2017. The facility contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also originally contained a minimum value covenant and covenants that required Seadrill to maintain certain minimum levels of liquidity, current ratios, interest cover ratios and adjusted equity ratios and a maximum leverage ratio.

In October 2013, our equity-accounted subsidiary SFL Linus entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks. The proceeds of the facility were used to finance the acquisition of the newbuilding harsh environment jack-up drilling rig West Linus, which was delivered in February 2014. At December 31, 2017, the amount outstanding under the facility was $308.8 million, and the available amount under the revolving part of the facility was $nil. The facility bears interest at LIBOR plus a margin, originally had a term of approximately five years and is secured against the subsidiary's assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guaranteed $90.0 million of the debt at December 31, 2017. The facility contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also originally contained a minimum value covenant and covenants that required Seadrill to maintain certain minimum levels of liquidity, current ratios, interest cover ratios and adjusted equity ratios and a maximum leverage ratio.

In connection with Seadrill’s Restructuring Plan, certain amendments were agreed with the banks under the above three facilities in our equity account subsidiaries, including an extension of the final maturity date by four years and the minimum value clause not being applicable for the remaining life of the respective facilities. In addition, the minimum guarantee amounts were fixed at $75 million for SFL Deepwater, $70 million for SFL Hercules and $90 million for SFL Linus, but will increase by any net cash amounts received by the Company from the relevant subsidiaries. Further, the financial covenants on Seadrill have been suspended until the Restructuring Plan is approved by the court or terminated, and will be replaced by financial covenants on a newly established subsidiary of Seadrill, who will also act as guarantor for the obligations under the leases for the three drilling units, on a subordinated basis to the senior secured lenders in Seadrill and new secured notes. The above amendments to the loan facilities are subject to Court approval of the Restructuring Plan.

We were in compliance with all loan covenants as at December 31, 2017. Solship and Seadrill were also in compliance with all applicable loan covenants in the facilities discussed above as at December 31, 2017. If Seadrill’s Restructuring Plan is terminated or not approved by the court, or Solship were to breach the loan covenants applicable to them, there is a risk that the Company will not be in compliance with the applicable loan covenants under the relevant agreement and the outstanding amounts under the long-term debt facilities may become due and payable. At December 31, 2017, the three-month U.S. dollar LIBOR was 1.694% and the three-month Norwegian kroner NIBOR was 0.81%.

Minimum Value Covenants

Most of our loan facilities are secured with mortgages on vessels and rigs. At December 31, 2017, we had borrowings totaling $1.1 billion with minimum value covenants which are tested on a regular basis, including $0.8 billion borrowings in wholly-owned subsidiaries accounted for under the equity method. These borrowings were secured against 24 vessels and rigs which had combined charter-free market values totaling approximately $1.7 billion. A reduction of 10% in charter-free market values in 2017 would not result in any material prepayments or reduction in availability on revolving credit facilities, after scheduled loan repayments and prepayments in the year. In connection with Seadrill’s Restructuring Plan, the minimum value covenants relating to the borrowings in our three wholly owned subsidiaries accounted for under the equity method will no longer be applicable, subject to court approval of the Restructuring Plan.

In addition, at December 31, 2017, we had borrowings totaling $0.6 billion with minimum value covenants which are tested if there is a default under the charter under which the relevant vessels are employed. These borrowings were secured against 25 vessels which had combined charter-free market values totaling approximately $0.8 billion.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates. At December 31, 2017, the Company and its consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $846 million, whereby variable LIBOR interest rates excluding additional margins are swapped for fixed interest rates between 0.80% per annum and 4.15% per annum. We had also entered into interest rate/currency swap contracts, related to our bonds denominated in Norwegian kroner, with notional principal amounts of NOK500 million ($64 million) and NOK900 million ($151 million), respectively, whereby variable NIBOR interest rates including additional margin are swapped for fixed interest rates of 6.91% per annum and 6.03% per annum, respectively, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK7.81 = $1 and NOK5.96 = $1, respectively. In addition, one equity-accounted subsidiary had entered into interest rate swaps with a combined notional principal amount of $152.4 million at rates excluding margin of between 1.77% and 2.01% per annum. The overall effect of our swaps is to fix the interest rate on approximately $1.2 billion of our floating rate debt, including equity accounted subsidiaries, at December 31, 2017, at a weighted average interest rate of 4.31% per annum including margin.

The effect of the above swap contracts is to substantially reduce our exposure to interest rate and exchange rate fluctuations, further analysis of which is presented in Item 11 "Quantitative and Qualitative Disclosures about Market Risk".

At the date of this report, we were not party to any other derivative contracts.

Equity

In 2017, we issued a total of 7,500 new shares of $0.01 each following the exercise of share options (2016: 36,575 new shares of $1.00 issued to satisfy options exercised).

In November 2016, the Board of Directors renewed a share option scheme originally approved in November 2006, permitting the directors to grant options in the Company's shares to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, with a corresponding amount credited to additional paid in capital (see consolidated financial statements Note 22: Share option plan). The additional paid-in capital arising from share options granted was $0.4 million in 2017 (2016: $0.4 million).

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

In November 2016, in conjunction with the Company's issue of senior unsecured convertible bonds totaling $225 million (see below), we issued 8,000,000 new shares of par value $0.01 each. The shares were issued at par value and have been loaned to an affiliate of one of the underwriters of the bond issue, in order to assist investors in the bonds to hedge their position.

In October 2017, we issued a total of 9,418,798 new shares following separate privately negotiated transactions with certain holders of the 3.25% senior unsecured convertible bonds due 2018 for the conversion of a principal amount of $121.0 million from the outstanding balance of the convertible bonds.

In January 2013, we issued a senior unsecured convertible bond loan totaling $350 million (see "Borrowings" above). As required by ASC 470-20 "Debt with conversion and other options", we calculated the equity component of the convertible bond, which was valued at $20.7 million and recorded as "Additional paid-in capital" (see Note 19: Long-term Debt). In October 2016, we purchased and canceled bonds with principal amounts totaling $165.8 million. The equity component of the converted bonds in 2017 was valued at $16.4 million (2016: $8.5 million for the purchased and canceled bonds) and this amount has been deducted from "Additional paid-in capital".

In October 2016, we issued a senior unsecured convertible bond totaling $225 million (see "Borrowings above). As required by ASC 470-20 "Debt with conversion and other options", we calculated the equity component of the convertible bond, which was valued at $5 million and recorded as "Additional paid-in capital" (see Note 19: Long-term Debt).

Following the above transactions, as of December 31, 2017, our issued and fully paid share capital balance was $1.1 million, our additional paid-in capital was $404 million and our contributed surplus balance was $681 million.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

D. TREND INFORMATION

According to industry sources, vessel prices have generally declined since their peak in 2008, and newbuilding prices remain low by historical standards. Prices for second-hand vessels remained at low levels for most of 2017, with prices for modern second-hand oil tankers and container vessels decreasing. Dry bulk carrier prices increased during the year, but still remained at low levels relative to historical prices.

The oil tanker market started a cyclical upturn in the second half of 2014, with spot charter rates in December 2015 reaching their highest levels since 2008. However, this trend was reversed in 2016, when the 6.5% increase in fleet capacity was not matched by a corresponding increase in demand. In 2017, crude tanker demand was at 5% and crude fleet growth at 5.8%.

Overall, 2017 was a challenging year for the tanker market in all sectors, despite firm growth in tonnage demand. VLCC spot earnings declined by 57% compared to 2016 to average $17,794 per day in 2017, the lowest level in many years, highlighting the extent to which oversupply of tonnage has led to a general weakening of market conditions. Crude tanker tonnage demand is currently projected to grow by 4.9% in 2018. A general shift towards longer haul crude trade, partly as a result of expanding Asian imports and rising output from Atlantic Basin producers, most significantly in the United States, is expected to support firm tonnage demand growth. The OPEC-led supply cut is anticipated to remain in place until the end of 2018, which is expected to limit growth in Middle Eastern exports, although uncertainty remains regarding levels of compliance and the strategy for exiting the agreement. The crude tanker fleet is projected to expand by 3.5% in 2018, a slight slowdown relative to the firm growth of 5.8% seen in 2017. However, according to industry sources, the extent of supply growth over recent years suggests that it will still take some time for the market to rebalance and for conditions to improve. Product tanker tonnage demand is expected to increase by 3.8% in 2018, with increasing intra-Asian products trade and rising products exports from the United States currently anticipated to be the most significant supporting factors. Product tanker fleet growth is currently expected to slow to 1.5% in 2018, following firm growth of 4.0% in 2017. This anticipated easing in the pace of fleet expansion has the potential to start to lead towards an improved product tanker market balance.

Our tanker vessels on charter to Frontline Shipping are subject to long term charters that provide for both a fixed base charter-hire and profit sharing payments that apply once Frontline Shipping earns average daily rates from our vessels in the market that exceed the fixed base charter rates, calculated and payable on a quarterly basis. If rates for vessels chartered in the spot market increase, our profit sharing revenues, if any, will likewise increase for those vessels operated by Frontline Shipping in the spot market. We also have two Suezmax tankers currently employed in the spot market, which will benefit directly from any strengthening in spot charter rates.

According to industry sources, the dry bulk carrier market conditions in 2017 were much improved compared with a weak 2016, where charter rates and asset values hit all-time lows. In 2017, overall, earnings across all dry bulk carrier sectors averaged $10,986 per day representing a six-year high. The dry bulk carrier sector also saw a record amount of second-hand sales in 2017, with 672 vessels of a record 48 million dwt sold in the second-hand market. Global seaborne dry bulk trade is estimated to have grown by 4% in terms of tonnes and 5% in terms of tonne-miles in 2017. China’s seaborne iron ore imports grew by 5%, while growth in global seaborne coal and minor bulk trades also picked up pace in 2017. Looking ahead, Chinese demand for high-grade imported iron ore is expected to support 3% growth in global seaborne iron ore trade in 2018, while coal trade growth is projected to ease and seaborne minor bulk trade is expected to also grow. Overall, global seaborne dry bulk trade growth is projected to ease slightly to around 3% in terms of tonnes in 2018, and 4% in terms of tonne-miles. On the supply side, 2017 saw a total of 454 dry bulk carriers of a combined 38 million dwt delivered into the fleet, while 215 vessels of a total 15 million dwt were sold for scrap, resulting in moderate fleet growth of 2.9%. Looking ahead to 2018, reduced contracting activity in recent years is expected to see the pace of deliveries ease significantly, with fleet growth projected to ease to around 2% as a result. Despite a number of risks, with demand growth expected to outpace fleet growth for a second consecutive year, 2018 looks likely to be a year of further improvement for the dry bulk carrier sector.

According to industry sources, the containership charter market generally saw improvement during 2017, supported by more positive market fundamentals, following strong initial gains early in the year. Charter rates ended at increased levels in 2017 across the size ranges, with most sectors seeing significant gains over the course of the year. Additional rebalancing of sector fundamentals is projected to support further improvement in charter market conditions. The second-hand container vessel market saw record levels of activity in 2017, the first year in which over 1 million TEU of capacity was reported sold. Second-hand container vessel prices generally increased in 2017 across all size ranges, with prices rising away from the historically low levels seen in the first half of 2017. Growth in global seaborne container trade picked up further in 2017, rising to 5.2%, with volumes reaching an estimated 191 million TEU in the full year. This followed growth of 4.1% in 2016, with the more positive demand environment in 2017 supported by robust growth in peak -leg Transpacific trade, as well as continued strong expansion in intra-Asian box trade. North-South container trade also grew at a firm pace, surpassing initial expectations. Risks to the demand outlook remain, including from the closure of some Chinese factories in autumn 2017, although so far it appears that the impact on volumes has been less significant than many had initially feared. Against a backdrop of more positive global economic conditions, growth in seaborne container trade is currently projected to remain firm in the short-term, at around 5% p.a. in both 2018 and 2019, with demand in a number of developing regions in particular expected to improve further.

The dramatic reduction in the oil price since 2014 has reduced demand for offshore drilling units, and day rates and utilizations have declined considerably in the four years to 2017 as many offshore exploration activities became inviable at low prices of between $50 and $55 per barrel. As a result, some owners/operators of drilling units have experienced financial difficulties in the past year, including breaching bank covenants and restructuring. According to some industry sources there is an increasing sense that, 2017 may have marked the point at which the offshore market cycle “bottomed out”. However, while there are early signs of an upturn in several key indicators, there remain significant structural challenges to be overcome if offshore markets are to move towards balance.

Crude oil prices have trended upwards, from $55 per barrel in September 2017 to exceed $70 per barrel in January 2018.This rise arose partly from the OPEC agreement in November to extend output cuts, as well as oil production outages in Venezuela and the UK. However, against the backdrop of a global equity sell-off, even stronger than anticipated figures for US shale oil production released in February 2018 caused prices to slide to $63 per barrel within a matter of days, indicating that market recovery may not be a process without set-backs.

According to industry sources, 75 newbuilding orders across all offshore sectors were placed in 2017 in the offshore market, down by 90% on the pre-downturn year of 2013 and by 25% on 2016. A positive sign was that this included low-volume but high-value mobile offshore production units which were 10 of the newbuilding orders placed. Yards continue to look for orders in adjacent sectors, including renewables. Restructuring in the offshore sector continue, with further phases likely, and with the potential to help consolidation. There has been an upturn in sale and purchase volumes, partially due to distressed sales and partially as asset players position themselves, however significant challenges remain.

Three of our drilling units are employed under leases with the Seadrill Charterers, currently fully guaranteed by Seadrill. With the severe downturn in the demand for drilling units and Seadrill’s ongoing Restructuring Plan, there is still a risk that the Restructuring Plan will not be approved by the courts, and the leases may be renegotiated at lower levels, or terminated. A significant portion of our net income and operating cash flows are generated from our leases with the Seadrill Charterers, and a further renegotiation or termination of these leases may have a material adverse effect on our revenues, profitability and liquidity.

According to industry sources, the OSV market remains one of the most severely affected by the offshore downturn with more than 1,100 OSVs in lay-up, and many more idle or under-utilized in February 2018. At the same time, there were 341 further OSVs on order. This compares to an overall fleet size of approximately 4,622 vessels.

Interest rates have been at historically at low levels since 2009, although interest rates have recently increased. We have effectively hedged a substantial portion of our interest exposure on our floating rate debt through swap agreements with banks, although interest rate rises will affect our future cost of debt. Several of our charter contracts also include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding loan relating to the asset, effectively transferring the interest rate exposure to our counterparty under the charter contract.

The above overviews of the various sectors in which we operate are based on current market conditions. However, market developments cannot always be predicted and may differ from our current expectations.

E. OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2017, we were not party to any arrangements which may be considered to be off balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Commitments

At December 31, 2017, we had the following contractual obligations and commitments:

	Payment due by period
	Less than 1 year	1–3 years	3–5 years	After 5 years	Total
	(in millions of $)
3.25% unsecured convertible bonds due 2018	63.2	—	—	—	63.2
NOK900 million senior unsecured bonds due 2019	—	92.5	—	—	92.5
NOK500 million senior unsecured bonds due 2020	—	61.0	—	—	61.0
5.75% unsecured convertible bonds due 2021	—	—	225.0	—	225.0
Floating rate long-term debt	250.6	314.8	432.9	82.9	1,081.2
Floating rate long-term debt in unconsolidated subsidiaries (1)	97.1	114.8	236.6	337.3	785.8
Total debt repayments	410.9	583.1	894.5	420.2	2,308.7
Total interest payments (2)	125.5	215.0	138.7	41.7	520.9
Capital lease obligations	9.0	17.4	20.1	193.1	239.6
Interest on capital lease obligations	17.3	32.8	30.0	88.7	168.8
Total contractual cash obligations	562.7	848.3	1,083.3	743.7	3,238.0

(1)
The floating rate long-term debt facilities in the unconsolidated subsidiaries relate to the three drilling units on charter to the Seadrill Charterers. In connection with Seadrill’s Restructuring Plan, the loan facilities have been extended by four years, subject to court approval of the Restructuring Plan. The numbers in the above table assume that the Restructuring Plan is approved by the court.

(2)
Interest payments are based on the existing borrowings of both fully consolidated and equity-accounted subsidiaries. It is assumed that no further refinancing of existing loans takes place and that there is no repayment on revolving credit facilities. Interest rate swaps have not been included in the calculation. The interest has been calculated using the five year U.S. dollar swap of 2.8276%, the five year NOK swap of 1.9750% and the exchange rate of NOK7.7347 = $1 as of March 21, 2018, plus agreed margins. Interest on fixed rate loans is calculated using the contracted interest rates.

G. SAFE HARBOR

Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this report.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors and officers including the Chief Executive Officer and the Chief Financial Officer of our wholly owned subsidiary Ship Finance Management AS, who are responsible for overseeing our management.

Name	Age	Position
Kate Blankenship	53	Director of the Company and Chairperson of the Audit Committee
Paul Leand	52	Director of the Company
Harald Thorstein	38	Director of the Company
Bert Bekker	79	Director of the Company
Gary Vogel	52	Director of the Company
Georgina Sousa	67	Secretary of the Company
Ole B. Hjertaker	51	Chief Executive Officer of Ship Finance Management AS
Harald Gurvin	43	Chief Financial Officer of Ship Finance Management AS

Under our constituent documents, we are required to have at least one independent director on our Board of Directors whose consent will be required to file for bankruptcy, liquidate or dissolve, merge or sell all or substantially all of our assets.

Certain biographical information about each of our directors and officers is set forth below.

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

Paul Leand has served as a director of the Company since 2003. Mr. Leand is the Chief Executive Officer and Director of AMA Capital Partners LLC, or AMA, an investment bank specializing in the maritime industry. From 1989 to 1998, Mr. Leand served at the First National Bank of Maryland where he managed the Bank's Railroad Division and its International Maritime Division. He has worked extensively in the U.S. capital markets in connection with AMA's restructuring and mergers and acquisitions practices. Mr. Leand serves as a member of American Marine Credit LLC's Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund I, a private equity fund formed and managed by AMA. Mr. Leand serves as Chairman of Eagle Bulk Shipping Inc. and is also a director of Seadrill, NADL and Golar LNG Partners LP.

Harald Thorstein has served as a director of the Company since September 2011. Mr. Thorstein is currently employed by Seatankers Consultancy Services (UK) Limited (previously Frontline Corporate Services) in London, prior to which he was employed in the Corporate Finance division of DnB NOR Markets, specializing in the offshore and shipping sectors. Mr. Thorstein has an MSc in Industrial Economics and Technology Management from the Norwegian University of Science and Technology. Mr. Thorstein has served as a director of Seadrill Partners LLC since 2012, Seadrill since December 2017 and on the Board of Directors of Solstad Farstad since June 2017.

Bert Bekker has served as a director of the Company since May 2015. Mr. Bekker has been in the heavy marine transport industry since 1978 when he co-founded Dock Express Shipping Rotterdam, the predecessor of Dockwise Transport. Mr. Bekker has served as a director of Wilh. Wilhelmsen Netherlands B.V. from July 2003 until the end of 2014. Mr. Bekker has also been serving as a director of Seadrill Partners LLC since September 2012.

Gary Vogel has served as a director of the Company since December 2016. Mr Vogel is the Chief Executive Officer and a director of Eagle Bulk Shipping Inc, a U.S. listed owner and operator of dry bulk vessels. He has worked extensively both in the dry bulk market and private capital markets, and was previously the Chief Executive Officer of Clipper Group in Denmark.

Georgina E. Sousa has served as our Company Secretary since December 2006 and was a director of the Company from May 2015 until September 2016. She is currently a director, the Secretary and Head of Corporate Administration for Frontline Ltd., and a director and company secretary of Northern Drilling Ltd., Sevan Drilling Limited and FLEX LNG LTD. Ms. Sousa also serves as Secretary of Golden Ocean and NADL. Until January 2007, she was Vice-President-Corporate Services of Consolidated Services Limited, a Bermuda Management Company, having joined the firm in 1993 as Manager of Corporate Administration. From 1976 to 1982 Mrs Sousa was employed by the Bermuda law firm of Appleby, Spurling & Kempe as company secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson as senior company secretary.

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

B. COMPENSATION

During the year ended December 31, 2017, we paid to our directors and officers aggregate cash compensation of $1.8 million including an aggregate amount of $0.04 million for pension and retirement benefits. We reimburse directors for reasonable out of pocket expenses incurred by them in connection with their service to us. In addition to cash compensation, during 2017 we also recognized an expense of $0.3 million relating to directors' and officers' stock options.

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

We currently have a Compensation Committee, which is responsible for establishing and reviewing the executive officers' and managements' compensation and benefits. Paul Leand and Harald Thorstein are members of the Compensation Committee.

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

D. EMPLOYEES

We currently employ 11 persons on a full-time basis through our subsidiaries Ship Finance Management AS and Ship Finance Management (UK) Ltd., and during the year ended December 31, 2017, employed nine persons on a full-time basis. We have contracted with Frontline Management, Golden Ocean Management and other third parties for certain managerial responsibilities for our fleet, with Frontline Management for certain administrative services, including corporate services, and with Seatankers for certain advisory and support services.

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in our common shares as of March 26, 2018, are as follows:

Director or Officer	Beneficial interest in Common Shares of $0.01 each	Additional interest in options to acquire Common Shares which have vested	Percentage of Common Shares Outstanding
Paul Leand	60,334	11,666	*
Kate Blankenship	12,711	11,666	*
Harald Thorstein	—	11,666	*
Bert Bekker	—	6,666	*
Gary Vogel	—	—	*
Georgina Sousa	—	6,666	*
Ole B. Hjertaker	91,840	52,666	*
Harald Gurvin	3,946	23,334	*

*    Less than one percent.

Share Option Scheme

In November 2016, our Board of Directors renewed the Ship Finance International Limited Share Option Scheme originally approved in November 2006. Following the renewal in November 2016, the scheme will expire in November 2026. The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the Company per share in the period from the date of grant until the date the options are exercised.

In March 2016, 279,000 options were awarded to employees, officers and Directors pursuant to the Company's Share Option Scheme. The options vest over a three year period and have a five year term. The initial exercise price was $14.38 per share and the first options were exercisable from March 2017. In September 2017, 113,000 options were awarded to employees and officers pursuant to the Company's Share Option Scheme. The options vest over a three year period and have a five year term. The initial exercise price was $14.30 per share and the first options will be exercisable from September 2018.

Details of options to acquire common shares in the Company by our Directors and officers as of March 26, 2018, were as follows:

	Number of options
Director or Officer	Total	Vested	Exercise price	Expiration Date
Paul Leand	17,500	11,666	$11.08	March 2021
Kate Blankenship	17,500	11,666	$11.08	March 2021
Harald Thorstein	17,500	11,666	$11.08	March 2021
Bert Bekker	10,000	6,666	$11.08	March 2021
Georgina Sousa	10,000	6,666	$11.08	March 2021
Ole B. Hjertaker	79,000	52,666	$11.08	March 2021
Harald Gurvin	35,000	23,334	$11.08	March 2021
Ole B. Hjertaker	40,000	—	$13.60	September 2022
Harald Gurvin	17,500	—	$13.60	September 2022

I

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table presents certain information as at March 21, 2018, regarding the ownership of our Common Shares with respect to each shareholder whom we know to beneficially own five percent or more of our outstanding Common Shares.

Owner	Number of Common Shares	Percent of Common Shares
Hemen Holding Limited (1)	26,918,687	26.0%

(1)
According to the Schedule 13D filed with the SEC on February 1, 2018, Hemen is a Cyprus holding company, indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. The 26,918,687 of our common shares beneficially owned by Hemen includes 6,100,000 of our common shares lent to Farahead Investments Inc., an affiliate of Hemen. Mr. Fredriksen disclaims beneficial ownership of the 26,918,687 shares of our common stock, except to the extent of his voting and dispositive interests in such shares of common stock and Mr. Fredriksen has no pecuniary interest in such shares. In addition, Hemen has lent 6,060,606 of its holding in our common shares to DNB Bank ASA pursuant to a share lending agreement. These 6,060,606 loaned shares are not included in the holdings presented in the above table.

A total of 103,582,238 Common Shares were outstanding as of March 21, 2018 and in calculating the above percentages of common shares held by Hemen, we have excluded the 8,000,000 shares issued as part of a share lending arrangement relating to the October 2016 issue of 5.75% convertible bonds. These shares are owned by the Company and will be returned on or before the maturity of the bonds in 2021.

The Company's major shareholders have the same voting rights as other shareholders of the Company.

As at March 21, 2018, the Company had 415 holders of record in the United States, including Cede & Co., which is the Depositary Trust Company’s nominee for holding shares on behalf of brokerage firms, as a single holder of record.

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

B. RELATED PARTY TRANSACTIONS

The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the NYSE in June 2004. The majority of our business continues to be transacted through contractual relationships between us and the following related parties, being companies in which Hemen and companies associated with Hemen have, or had, a significant direct or indirect interest:

-	Frontline

-	Frontline Shipping and Frontline Shipping II (collectively the Frontline Charterers)

-	Seadrill

-	NADL

-	Golden Ocean

-	United Freight Carriers ("UFC", which is a joint venture approximately 50% owned by Golden Ocean)

-	Deep Sea (1)

-	Seatankers

-	NorAm Drilling

-	Golden Close Corp. Ltd., or Golden Close

(1)	From October 2017, Deep Sea was determined to no longer be a related party (see below).

One of the Company's offshore support vessels (2016: one) accounted for as a direct finance lease and four of the Company's offshore support vessels (2016: four) accounted for as operating leases were employed under long term charters to a subsidiary of Deep Sea. In June 2017, Deep Sea completed a merger with Solstad Offshore ASA and Farstad Shipping ASA, creating Solstad Farstad which is listed on the Oslo Stock Exchange, with Hemen's shareholding in Solstad Farstad being below 20%. The Company determined that Solstad Farstad was not a related party as Hemen was deemed not to have significant influence over the new listed entity. Following the merger, Solship Invest 3 AS (formerly Deep Sea), a wholly owned subsidiary of Solstad Farstad, acts as charter guarantor under the long term charter agreements.

As of December 31, 2017, we charter nine vessels to Frontline Shipping under long-term capital leases, most of which were given economic effect from January 1, 2004. One of these nine vessels was sold in February 2018. At December 31, 2017, the balance of net investments in capital leases to Frontline Shipping was $314.0 million (2016: $391.0 million) of which $22.3 million (2016: $26.0 million) represented short-term maturities. As of December 31, 2016, we had one vessel on charter to Frontline Shipping which was recorded as a held-for-sale asset. This vessel had a carrying value of $24.1 million at December 31, 2016.

Frontline Shipping is a wholly owned subsidiary of Frontline, but the performance under the leases is not guaranteed by Frontline following the amendments agreed in 2015. There is no requirement for a minimum cash balance in Frontline Shipping, but in exchange for releasing the guarantee a dividend restriction was introduced on Frontline Shipping whereby it can only make distributions to its parent company if it can demonstrate it will have free cash of minimum of $2 million per vessel both prior to and following (i) such distribution and (ii) the payment of the next hire due and any profit share accrued under the charters. Due to the current depressed tanker market, there is a risk that Frontline Shipping may not have sufficient funds to pay the agreed charterhires. However, the performance under the fixed price management agreements with Frontline Management whereby we pay management fees of $9,000 per day for each vessel to cover all operating costs including drydocking costs, are guaranteed by Frontline.

On December 30, 2011, amendments were made to the original charter agreements relating to vessels then chartered to the Frontline Charterers, in terms of which we received a compensation payment of $106 million and agreed to a $6,500 per day reduction in the time charter rate of each vessel for the period from January 1, 2012, to December 31, 2015. Thereafter, the charter rates were to revert to the previously agreed daily amounts. On June 5, 2015, further amendments were made to the charter agreements, permanently reducing the daily time-charter rates to $20,000 per day for VLCCs and $15,000 per day for Suezmax tankers from July 1, 2015, onwards. The charters for three of the vessels were transferred from Frontline Shipping II to Frontline Shipping, which is now the charter counterparty for all of the vessels. As compensation for the amendments entered into in June 2015 we received 55 million ordinary shares in Frontline, the fair value of which amounted to $150.2 million. Following the amendments effective from January 1, 2012, and then again from July 1, 2015, the leases were revised to reflect the compensation payment received and the reduction in future minimum lease payments to be received. In February 2016, Frontline enacted a 1-for-5 reverse stock split and our holding of Frontline now consists of 11 million ordinary shares. In the year ended December 31, 2017, the Company received dividend income totaling $3.3 million (2016: $11.6 million) on these shares. As disclosed in Note 16 to the Consolidated Financial Statements ("Investment in Associated Companies") the dividend of $2.8 million received from Frontline in December 2015 was recorded against the carrying value of this investment.

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

The amendments to the charter agreements made on June 5, 2015, further increased the profit sharing percentage to 50% for earnings above the new time-charter rates with effect from July 1, 2015, and this arrangement is not subject to any constraints. Following the amendments, the profit share is calculated and payable on a quarterly basis. We earned $5.6 million under the 50% profit sharing agreement in 2017 (2016: $50.9 million; 2015: $37.3 million).

The amendments to the charter agreements made on December 30, 2011, additionally provided that during the temporary reduction in charter rates, the Frontline Charterers would pay the Company 100% of any earnings on a TCE basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day per vessel. This arrangement was discontinued from July 1, 2015, when the amendments agreed in June 2015 became effective. In the year ended December 31, 2015, the Company earned and recognized a total of $19.9 million in revenue under this arrangement, which is also reported under "Profit sharing revenues" (2017:$nil; 2016: $nil).

As of March 26, 2018, we charter two of our drilling units to two of the Seadrill Charterers under long-term capital leases, these units being owned by equity-accounted subsidiaries. At December 31, 2017, the balance of net investments in capital leases to the two Seadrill Charterers was $660.2 million (2016: $724.8 million), of which $36.9 million (2016: $63.0 million) represents short-term maturities.

As of March 26, 2018, we charter a harsh environment jack-up drilling rig to one of the Seadrill Charterers, which is a subsidiary of NADL, under a long-term capital lease, this rig being owned by an equity-accounted subsidiary. At December 31, 2017 the balance of the net investment in the capital lease to the subsidiary was $431.1 million (2016: $483.0 million) of which $34.5 million (2016: $50.3 million) represents short-term maturities. The obligations under the bareboat charter were originally guaranteed by NADL. In February 2015, amendments were made to the bareboat charter, whereby Seadrill replaced NADL as charter guarantor.

In the year ended December 31, 2017, the Company had five offshore support vessels on long-term bareboat charters to a subsidiary of Deep Sea. In July 2016, the Company agreed to amend the terms of the charters, which were scheduled to end between September 2019 and January 2020. Under the amended agreements, the charter rates were temporarily reduced until May 2018, in exchange for extending the original charter periods by three years and introducing a 50% profit share on charter revenues earned by the vessels above the new base charter rates, calculated on a time-charter equivalent basis. In the year ended December 31, 2017, the Company earned no income under this arrangement (2016: $nil; 2015: $nil). In June 2017, the Company agreed to further amend the terms of the charters, including a temporary reduction of the charter rates from June 2018 until December 2021, in exchange for extending charters to December 2027 and the introduction of a minimum fixed price put option at expiry of the charters. From October 2017, due to the merger of Deep Sea, Solstad Offshore ASA and Farstad Shipping ASA, these charter agreements are no longer considered a related party transaction.

In the third quarter of 2015, we took delivery of eight Capesize dry bulk carriers from subsidiaries of Golden Ocean for a total cost of $272.0 million. The vessels were immediately chartered back to a subsidiary of Golden Ocean on ten year time charters, at base charter rates of $17,600 per day for the first seven years and $14,900 per day thereafter. The charters also included an interest adjustment clause, whereby the base charter rates are adjusted based on the actual LIBOR compared to a base LIBOR. The performance under the charters is fully guaranteed by Golden Ocean. We will also receive a 33% profit share of revenues above the interest adjusted base charter rates, calculated and payable on a quarterly basis. In the year ended December 31, 2017, the Company earned $0.2 million income under this arrangement (2016: $nil; 2015: $nil). The charters for these vessels are classified as operating leases and at December 31, 2017, the net book value of these vessels was $233.7 million (2016: $249.6 million).

Until their short-term charters ended on the relevant dates during 2016, the Company had up to six dry bulk carriers operating on time-charters to UFC during 2016, which included profit-sharing arrangements whereby the Company earned a 50% share of profits earned by the vessels above threshold levels. In the year ended December 31, 2016, the Company earned and recognized $0.6 million under this arrangement (2015: $2.5 million).

We pay Frontline Management a management fee of $9,000 per day per vessel for all vessels chartered to Frontline Shipping, apart from certain vessels where the fee is suspended while they are sub-chartered on a bareboat basis. This daily fee has been payable since July 1, 2015, when amendments to the charter agreement became effective, before which the fixed daily fee was $6,500 per day. We also have eight container vessels, 11 dry bulk carriers, two Suezmax tankers, two car carriers and two product tankers operating on time charter or in the spot market, for which the supervision of the technical management is sub-contracted to Frontline Management. In the year ended December 31, 2017, management fees paid to Frontline Management amounted to $36.5 million (2016: $45.9 million; 2015: $48.0 million). The management fees are classified as vessel operating expenses.

We pay Golden Ocean Management a management fee of $7,000 per day per vessel for the eight vessels chartered to a subsidiary of Golden Ocean. We also have eight container vessels and 14 dry bulk carriers operating on time-charters, for which part of the operating management is sub-contracted to Golden Ocean Management. In the year ended December 31, 2017, total management fees paid to Golden Ocean Management amounted to approximately $21.2 million (2016: $21.3 million; 2015: $9.0 million).

We have an administrative services agreement with Frontline Management under which they provide us with certain administrative support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. In the year ended December 31, 2017, we paid Frontline Management $0.3 million for these services (2016: $0.6 million, 2015: $0.5 million).

In the year ended December 31, 2017, the Company paid $0.3 million to Seatankers Management Norway AS (2016: $0.3 million to Frontline Management AS; 2015: $0.4 million to Frontline Management AS) for the provision of office facilities in Oslo, and $0.2 million to Frontline Corporate Services Ltd (2016: $0.2 million to Arcadia Petroleum Limited; 2015: $nil to Arcadia Petroleum Limited) for the provision of office facilities in London.

We also have an agreement with Seatankers under which they provide us with certain advisory and support services. In the year ended December 31, 2017, we paid Seatankers $0.1 million for such services (2016: $0.3 million; 2015: $nil).

We pay Frontline and its subsidiaries a management fee of 1.25% of chartering revenues relating to the Suezmax tankers Glorycrown and Everbright. In the year ended December 31, 2017, $0.3 million was paid to Frontline pursuant to this arrangement (2016: $0.4 million; 2015: $0.4 million).

We pay fees to Frontline Management for the management supervision of some of its newbuildings, which in 2017 amounted to $1.0 million (2016: $nil; 2015: $0.1 million).

In March 2017, May 2017, June 2017 and August 2017, Front Century, Front Brabant, Front Scilla and Front Ardenne on charter to Frontline Shipping were sold to unrelated third parties and their leases canceled, with agreed termination fees of $4.1 million, $3.6 million, $6.5 million and $4.8 million, respectively, received as compensation for the early termination of the charters.

In July 2016, the VLCC Front Vanguard on charter to Frontline Shipping was sold to an unrelated third party, with an agreed termination fee of $0.3 million received as compensation for the early termination of the charter.

In February 2016, we sold the offshore support vessel Sea Bear to an unrelated third party and received compensation from Deep Sea (now Solship) for the early termination of the charter. The compensation was in the form of a loan note from Deep Sea (now Solship), receivable over the approximately six remaining years of the canceled lease. The initial face value of the notes, on which interest at 7.25% is receivable, was $14.6 million and their initial fair value was determined to be $11.6 million. The Company received $0.4 million interest on the loan note in 2017 up until it was no longer considered a related party receivable (2016: $0.9 million).

On October 5, 2016, we issued a senior unsecured convertible bond loan totaling $225 million. In conjunction with the bond issue, we loaned up to 8,000,000 of our common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. The shares that we lent were initially borrowed from Hemen, our largest shareholder, for a one-time loan fee of $120,000. In November 2016, we issued 8,000,000 new shares, to replace the shares borrowed from Hemen, and received $80,000 from Hemen.

During the year ended December 31, 2017, the Company received 8.9 million shares in Golden Close as part of a bond restructuring undertaken by Golden Close. These shares, on which no dividend income was received in the year ended December 31, 2017, represent approximately 20% of the outstanding shares in the company. The Company's investments in convertible and secured notes issued by Golden Close are held as available-for-sale securities and have a carrying value of $28.4 million (2016: $23.2 million). The Company recorded interest income on these notes of $0.6 million in the year ended December 31, 2017 (2016: $0.2 million). An impairment charge of $0.6 million (2016: $nil) was made against the share investment and $1.0 million against the bond investments the year ended December 31, 2017 (2016; $nil).

In June 2017, the Company facilitated a performance guarantee in favour of an oil company relating to a new contract for the drillship Deepsea Metro 1, which is owned by Golden Close. The guarantee had a maximum liability limited to $18.0 million, a maturity of up to six months, and was secured under a first lien mortgage over the drillship, ranking ahead of other secured claims. In the year ended December 31, 2017, the Company recorded net fee income of $0.4 million for facilitating the guarantee. The performance guarantee agreement was terminated in September 2017.

In November 2016, we acquired approximately 12 million shares in NorAm Drilling for a consideration of approximately $0.7 million. This investment, on which no dividend was received in the year ended December 31, 2017, is included in "Available-for-sale securities". We also hold within "Available-for-sale securities" 5.7 million $1 senior secured corporate bonds in NorAm Drilling due 2019, on which interest amounting to $0.5 million was earned in the year ended December 31, 2017 (2016: $0.5 million; 2015: $0.6 million).

SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries of the Company, which are accounted for using the equity method. Ship Finance has agreements with SFL Deepwater, SFL Hercules and SFL Linus granting them loans of $145.0 million, $145.0 million and $125.0 million, respectively. The loans carry a fixed interest rate and are repayable in full on October 1, 2023, October 1, 2023 and June 30, 2029, respectively, or earlier if the companies sell their drilling units. The outstanding loan balances as at December 31, 2017, were $113.0 million, $80.0 million, and $121.0 million for SFL Deepwater, SFL Hercules and SFL Linus, respectively. Ship Finance is entitled to take excess cash from these companies, and such amounts are recorded within their current accounts with Ship Finance. The loan agreements specify that the balance on the current accounts will have no interest applied and will be settled by offset against the eventual repayments of the fixed interest loans. In the year ended December 31, 2017, the Company received interest income on these loans of $5.4 million from SFL Deepwater (2016: $6.5 million; 2015: $6.5 million), $4.3 million from SFL Hercules (2016: $6.5 million; 2015: $6.5 million) and $5.5 million from SFL Linus (2016: $5.6 million, 2015: $5.6 million) totaling $15.2 million. As at December 31, 2017, the combined bank borrowings of SFL Deepwater, SFL Hercules and SFL Linus amounted to $785.8 million and the Company guaranteed $235.0 million of this debt which is secured by first priority mortgages over the relevant rigs. In addition, the Company has assigned all claims it may have under secured loans granted by the Company to SFL Deepwater, SFL Hercules and SFL Linus, in favor of the lenders under the respective credit facilities.

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

Dividend Policy

Our Board of Directors adopted a policy in May 2004 in connection with our public listing, whereby we seek to pay a regular quarterly dividend, the amount of which is based on our contracted revenues and growth prospects. Our goal is to increase our quarterly dividend as we grow the business, but the timing and amount of dividends, if any, is at the sole discretion of our Board of Directors and will depend upon our operating results, financial condition, cash requirements, restrictions in terms of financing arrangements and other relevant factors, including Seadrill’s Restructuring plan.

We have paid the following cash dividends in 2013, 2014, 2015, 2016 and 2017:

Payment Date	Amount per Share
2013
June 28, 2013	$0.39
September 27, 2013	$0.39
December 30, 2013	$0.39

2014
March 28, 2014	$0.40
June 30, 2014	$0.41
September 30, 2014	$0.41
December 30, 2014	$0.41

2015
March 27, 2015	$0.42
June 30, 2015	$0.43
September 30, 2015	$0.44
December 30, 2015	$0.45

2016
March 30, 2016	$0.45
June 29, 2016	$0.45
September 29, 2016	$0.45
December 29, 2016	$0.45

2017
March 30, 2017	$0.45
June 30, 2017	$0.45
September 29, 2017	$0.35
December 29, 2017	$0.35

On February 27, 2018, our Board of Directors declared a dividend of $0.35 per share which will be paid in cash on or around March 27, 2018.

B. SIGNIFICANT CHANGES

None.

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

The Company's common shares were listed on the NYSE on June 15, 2004, and commenced trading on that date under the symbol "SFL".

The following table sets forth, for each of the five most recent full financial years, the high and low closing prices for the common shares on the NYSE.

Fiscal year ended December 31,	High	Low
2017	$15.95	$12.45
2016	$16.57	$10.31
2015	$17.69	$13.89
2014	$19.82	$13.11
2013	$17.78	$14.35

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low closing prices for the common shares on the NYSE.

Fiscal year ended December 31, 2017	High	Low
First quarter	$15.95	$14.25
Second quarter	$14.65	$12.45
Third quarter	$14.55	$12.90
Fourth quarter	$15.90	$14.45

Fiscal year ended December 31, 2016	High	Low
First quarter	$16.57	$10.31
Second quarter	$16.17	$13.39
Third quarter	$15.78	$13.86
Fourth quarter	$15.00	$12.30

The following table sets forth, for the most recent six months, the high and low closing prices for the common shares on the NYSE.

	High	Low
March 2018*	$14.90	$14.10
February 2018	$15.25	$14.45
January 2018	$15.90	$15.20
December 2017	$15.75	$14.70
November 2017	$15.90	$14.85
October 2017	$14.95	$14.45
September 2017	$14.55	$13.00

* Up to March 21, 2018

ITEM 10.	ADDITIONAL INFORMATION

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

C. MATERIAL CONTRACTS

The Company has not entered into any new material contracts since January 1, 2017, other than those entered in the ordinary course of business. However, on September 12, 2017, the Company and our three equity accounted subsidiaries SFL Hercules, SFL Deepwater and SFL Linus entered into Seadrill’s Restructuring Plan, whereby amendments to the existing leasing contracts with the Seadrill Charterers were agreed, subject to court approval of the Restructuring Plan. The Restructuring Plan is an exhibit incorporated by reference to this annual report, and as further described below.

Seadrill’s Restructuring Plan
On September 13, 2017, Seadrill announced that it has entered into the Restructuring Plan with more than 97% of its secured bank lenders by principal amount, approximately 40% of its bondholders and a consortium of investors led by its largest shareholder Hemen, who is also the largest shareholder of the Company. The Company and our three equity accounted subsidiaries SFL Hercules, SFL Deepwater and SFL Linus owning the relevant drilling units on charter to the Seadrill Charterers have also entered into the Restructuring Plan. The Restructuring Plan will be implemented by way of prearranged chapter 11 cases in the Southern District of Texas, U.S.

Under the terms of the Restucturing Plan, the Company has agreed to reduce the contractual charter hire for each of the three drilling units on charter to the Seadrill Charterers by approximately 29% for a period of five years starting in 2018, with the reduced amounts added back in the period thereafter, as set out in the Restrucuting Plan. The term of the charters for West Hercules and West Taurus will also be extended by 13 months until December 2024. The call options on behalf of the Seadrill Charterers under the relevant leases have also been amended as set out in the Restructuring Plan. In addition, the purchase obligations in the case of West Hercules and West Taurus and the put option in the case of West Linus at expiry of the charters have been amended as set out in the Restructuring Plan.

The performance under the charters with the Seadrill Charterers is currently guaranteed by Seadrill. As part of the Restructuring Plan, a newly established subsidiary of Seadrill will replace Seadrill as charter guarantor, on a subordinated basis to the senior secured lenders in Seadrill and certain new secured notes. The current financial covenants on Seadrill under the charters will also be replaced by financial covenants on the new charter guarantor.

The above amendments remain subject to court approval of the Restructuring Plan. In February 2018, Seadrill announced that it had succeeded in reaching a global settlement with an ad hoc group of bondholders, the official committee of unsecured creditors, and other major creditors in its chapter 11 cases. As a result of the settlement, approximately 70% of Seadrill's bondholders by principal amount have now signed up to the Restructuring Plan to support the restructuring. The Company, our three subsidiaries and approximately 99% of Seadrill's secured bank lenders by principal amount had previously signed and remain party to the Restructuring Plan.

Attached, as exhibits to this annual report or incorporated by reference, are the contracts we consider to be both material and outside the ordinary course of business, to which the Company or any of its subsidiaries is a party, for the two-year period immediately preceding the date of this annual report.

We also refer you to “Item 4. Information on the Company -A. History and Development of the Company,” “Item 5. Operating and Financial Review and Prospects -B. Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions -B. Related Party Transactions” for a discussion of existing material agreements.

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

The U.S. Treasury Department has recognized Bermuda, the country of incorporation of the Company and certain of its subsidiaries, as a "qualified foreign country." In addition, the U.S. Treasury Department has recognized Liberia, the Marshall Islands, Malta and Cyprus, the countries of incorporation of certain of the Company's vessel-owning subsidiaries, as "qualified foreign countries."  Accordingly, the Company and its vessel-owning subsidiaries satisfy the Country of Organization Requirement.

Therefore, the Company's eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements.

As discussed below, for the 2017 taxable year we believe the Company satisfied the Publicly-Traded Test, since on more than half the days in the taxable year we believe the Company's common shares were primarily and regularly traded on an established securities market in the United States, namely the NYSE.

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

For our 2017 taxable year, we do not believe that we were subject to the 5 Percent Override Rule and, therefore, we believe that we satisfied the Publicly-Traded Test. There are, however, factual circumstances beyond our control that could cause the Company to lose the benefit of the Section 883 exemption and thereby become subject to U.S. federal income tax on its U.S. source shipping income.  For example, Hemen owned as much as approximately 29.9% of our outstanding common shares during the 2017 year. There is, therefore, a risk that the Company could no longer qualify for exemption under Section 883 for a particular taxable year if other 5% Shareholders were, in combination with Hemen, to own 50% or more of the outstanding common shares of the Company on more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances as to the tax-exempt status of the Company or any of its subsidiaries.

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

To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax imposed at rates of up to 35% with respect to 2017 and 21% for taxable years beginning after December 31, 2017. In addition, we may be subject to the 30% "branch profits" tax on earnings "effectively connected" with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.

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

Distributions

Subject to the discussion below of passive foreign investment companies, or PFICs, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain.  Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.

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

We intend to take the position that we were not treated as a PFIC for our 2017 taxable year. For the 2018 taxable year and future taxable years, depending upon the relative amount of income we derive from our various assets as well as their relative fair market values, it is possible that we may be treated as a PFIC.

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

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF Election or a Mark-to-Market Election for that year, whom we refer to as a Non-Electing Holder, would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares.  Under these special rules:

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

At December 31, 2017, the Company had entered into combined currency and interest rate swap contracts with a total notional principal of NOK900 million ($151.0 million), to hedge against fluctuations in interest and exchange rates on our NOK900 million senior unsecured bonds due 2019. Under these contracts, variable NIBOR interest rates including additional margin is swapped for fixed interest at an average of 6.03%, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK5.96 = $1. These contracts expire in March 2019 and we estimate that we would pay $41.2 million to terminate them as of December 31, 2017 (2016: pay $49.9 million).

Similarly, at December 31, 2017, the Company had entered into combined currency and interest rate swap contracts with a total notional principal of NOK500 million ($64.0 million), to hedge against fluctuations in interest and exchange rates on our NOK500 million senior unsecured bonds due 2020. Under these contracts, variable NIBOR interest rates including additional margin is swapped for fixed interest at an average of 6.91%, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK7.81 = $1. These contracts expire between March and June 2020 and we estimate that we would pay $1.8 million to terminate them as of December 31, 2017 (2016: $nil).

At December 31, 2017, the Company and its consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $845.5 million at fixed interest rates between 0.80% per annum and 4.15% per annum. In addition, one equity-accounted subsidiary had entered into interest rate swaps with a combined notional principal amount of $152.4 million at fixed interest rates between 1.77% per annum and 2.01% per annum. These interest rate swap agreements mature between March 2018 and April 2023, and we estimate that we would receive $2.4 million to terminate them as of December 31, 2017 (2016: pay $6.5 million).

The overall effect of our swaps is to fix the interest rate on approximately $1.2 billion of our floating rate debt at December 31, 2017 (2016: $1.4 billion), at a weighted average interest rate of 4.31% per annum including margin (2016: 4.16%).

Several of our charter contracts contain interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on the outstanding loan, effectively transferring the interest rate exposure to the counterparty under the charter contract. At December 31, 2017, a total of $0.9 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity accounted subsidiaries. Of this, approximately $0.2 billion was also subject to interest rate swaps entered into for the benefit of the charterer, with the balance of $0.7 billion remaining on a floating rate basis. Comparably as at December 31, 2016, a total of $0.9 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity accounted subsidiaries. Of this, approximately $0.2 billion was also subject to interest rate swaps entered into for the benefit of the charterer, with the balance of $0.7 billion remaining on a floating rate basis.

At December 31, 2017, our net exposure, including equity-accounted subsidiaries, to interest rate fluctuations on our outstanding debt was $132.4 million, compared with $5 million at December 31, 2016. Our net exposure to interest fluctuations is based on our total of $2.1 billion floating rate debt outstanding at December 31, 2017, less the $1.2 billion notional principle of our interest rate swaps and the $0.7 billion remaining floating rate debt subject to interest adjustment clauses under charter contracts. A one per-cent change in interest rates would thus increase or decrease interest expense by approximately $1.3 million per year as of December 31, 2017 (2016: $50,000 per year).

As of March 26, 2018, we were not party to any other derivative contracts.

The Company may in the future enter into short-term TRS arrangements relating to our own shares and bonds or securities in other companies.

Apart from our NOK900 million and NOK500 million floating rate bonds, which have been hedged, the majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency.

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

Pursuant to Rules 13a-15(e) and 15d-15(e) of the Exchange Act, management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2017. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the evaluation date.

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act, as of December 31, 2017. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's internal controls over financial reporting were effective as of December 31, 2017.

c)	Attestation report of the registered public accounting firm

MSPC, Certified Public Accountants and Advisors, a Professional Corporation, our independent registered public accounting firm, has issued their attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2017. Such report appears on page F-2.

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

Our principal accountant for 2017 and 2016 was MSPC, Certified Public Accountants and Advisors, A Professional Corporation (“MSPC”). The following table sets forth the fees related to audit and other services provided by MSPC.

	2017	2016
Audit Fees (a)	$540,000	$540,000
Audit-Related Fees (b)	$117,000	$117,000
Tax Fees (c)	—	—
All Other Fees (d)	$30,075	$50,367
Total	$687,075	$707,367

(a)	Audit Fees
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

(e)	Audit Committee's Pre-Approval Policies and Procedures
Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X, that require the Board of Directors to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2017 and 2016 were approved by the Board of Directors pursuant to the pre-approval policy.

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

Audit Committee.  The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members. As permitted by Rule 10A-3 under the Exchange Act, our audit committee consists of one independent member of our Board of Directors.

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

The following financial statements listed below and set forth on pages F-1 through F-51 are filed as part of this annual report:

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

4.18*
Amended and Restated Charter Ancillary Agreement among the Company, the vessel owning subsidiaries of the Company, Frontline Ltd. and Frontline Shipping Limited, dated June 5, 2015 incorporated by reference to the Company's 2015 Annual Report filed on Form 20-F on April 1, 2016.

4.19*
Base Indenture relating to Ship Finance International Senior Unsecured Callable Convertible Bond Issue 2016/2021 dated October 5, 2016, incorporated by reference to Exhibit 99.2 of the Company’s report on Form 6-K filed on October 7, 2016.

4.20*
First Supplemental Indenture to Ship Finance International Senior Unsecured Callable Convertible Bond Issue 2016/2021 dated October 5, 2016, incorporated by reference to Exhibit 99.3 of the Company’s report on Form 6-K filed on October 7, 2016.

4.21*	Restructuring Support and Lock-Up Agreement dated September 12, 2017, incorporated by reference to Exhibit 10.2 of Seadrill Limited's report on Form 6-K filed on September 13, 2017

4.22	Bond Agreement relating to Ship Finance International Limited Callable Senior Unsecured Bond Issue 2017/2020, dated June 16, 2017.

8.1	Subsidiaries of the Company.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

* Incorporated herein by reference.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHIP FINANCE INTERNATIONAL LIMITED
(Registrant)

Date:	March 26, 2018	By:	/s/ Harald Gurvin
Harald Gurvin
Principal Financial Officer

Ship Finance International Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Ship Finance International Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

 We have audited the accompanying consolidated balance sheets of Ship Finance International Limited and subsidiaries (the "Company") as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively referred to as the financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ship Finance International Limited and subsidiaries as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinion

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's annual report on internal controls over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included, evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition of Limitations of Internal Control over Financial Reporting

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

/s/ MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

We have served as the Company’s auditor since 2004.

New York, New York
March 26, 2018

Ship Finance International Limited

 CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2017, 2016 and 2015
(in thousands of $, except per share amounts)

	2017	2016	2015
Operating revenues
Direct financing lease interest income - related parties	16,362	22,850	34,193
Direct financing and sales-type lease interest income - other	21,903	331	—
Finance lease service revenues - related parties	35,010	44,523	46,460
Profit sharing revenues - related parties	5,753	51,470	59,607
Profit sharing revenues - other	61	74	—
Time charter revenues - related parties	51,832	55,265	30,319
Time charter revenues - other	186,577	171,483	130,459
Bareboat charter revenues - related parties	5,736	10,075	12,596
Bareboat charter revenues - other	34,860	34,964	55,419
Voyage charter revenues - other	21,037	19,329	35,783
Other operating income	1,747	2,587	1,904
Total operating revenues	380,878	412,951	406,740
Gain/(Loss) on sale of assets and termination of charters, net	1,124	(167)	7,364
Operating expenses
Vessel operating expenses - related parties	57,714	67,221	56,939
Vessel operating expenses - other	74,080	68,795	63,892
Depreciation	88,150	94,293	78,080
Vessel impairment charge	—	5,314	42,410
Administrative expenses - related parties	831	1,443	1,032
Administrative expenses - other	6,601	7,629	5,705
Total operating expenses	227,376	244,695	248,058
Net operating income	154,626	168,089	166,046
Non-operating income / (expense)
Interest income – related parties, associated companies	15,265	18,675	18,672
Interest income – related parties, other	422	897	13,395
Interest income - other	3,643	2,164	7,075
Interest expense - other	(90,414)	(71,843)	(70,583)
(Loss)/gain on purchase of bonds	(2,305)	(8,802)	1,007
Gain on redemption of loan notes - related parties	—	—	28,904
Gain on sale of loan notes and share warrants - other	—	—	44,552
Available-for-sale securities impairment charge	(4,410)	—	(20,552)
Dividend income - related parties	3,300	11,550	—
Other financial items, net	(2,684)	(2,089)	(21,289)
Net income before equity in earnings of associated companies	77,443	118,641	167,227
Equity in earnings of associated companies	23,766	27,765	33,605
Net income	101,209	146,406	200,832
Per share information:
Basic earnings per share	$1.06	$1.57	$2.15
Weighted average number of shares outstanding, basic	95,597	93,497	93,450
Diluted earnings per share	$1.03	$1.50	$1.88
Weighted average number of shares outstanding, diluted	102,900	108,040	119,008
Cash dividend per share declared and paid	$1.60	$1.80	$1.74
The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31, 2017, 2016 and 2015
(in thousands of $)

	2017	2016	2015
Comprehensive income, net of tax
Net income	101,209	146,406	200,832
Fair value adjustments to hedging financial instruments	9,974	9,702	27,154
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	1,555	—	(1,348)
Fair value adjustments to available-for-sale securities	(23,528)	(93,406)	981
Unrealized loss from available-for-sale securities reclassified to Consolidated Statement of Operations	2,106	—	20,552
Fair value adjustments to hedging financial instruments in associated companies	1,182	1,150	158
Other items of comprehensive (loss)/income	60	(38)	(136)
Other comprehensive (loss)/income, net of tax	(8,651)	(82,592)	47,361
Comprehensive income	92,558	63,814	248,193
 The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited
CONSOLIDATED BALANCE SHEETS
as of December 31, 2017 and 2016
(in thousands of $)

	2017	2016
ASSETS
Current assets
Cash and cash equivalents	153,052	62,382
Available-for-sale securities	93,802	118,489
Trade accounts receivable	12,583	3,549
Due from related parties	9,625	17,519
Other receivables	9,012	11,370
Inventories	5,126	5,083
Prepaid expenses and accrued income	2,291	3,608
Investment in direct financing and sales-type leases, current portion	32,096	32,220
Assets held for sale	—	24,097
Financial instruments (short-term): at fair value	108	110
Total current assets	317,695	278,427
Vessels and equipment, net	1,762,596	1,737,169
Newbuildings	—	33,447
Investment in direct financing and sales-type leases, long-term portion	585,975	523,815
Investment in associated companies	10,678	130
Loans to related parties - associated companies, long-term	314,000	330,087
Receivables from related parties - others, long-term	—	9,268
Other long-term assets	12,791	18,992
Financial instruments (long-term): at fair value	8,347	6,042
Total assets	3,012,082	2,937,377
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	313,823	174,900
Trade accounts payable	487	1,229
Due to related parties	857	850
Accrued expenses	13,351	13,800
Financial instruments (short-term): at fair value	503	39,309
Other current liabilities	14,724	8,882
Total current liabilities	343,745	238,970
Long-term liabilities
Long-term debt	1,190,184	1,377,974
Financial instruments (long-term): at fair value	48,618	61,456
Other long-term liabilities	234,538	124,882
Total liabilities	1,817,085	1,803,282
Commitments and contingent liabilities
Stockholders' equity
Share capital ($0.01 par value; 150,000,000 shares authorized; 110,930,873 shares issued and outstanding at December 31, 2017). $0.01 par value; 150,000,000 shares authorized; 101,504,575 shares issued and outstanding at December 31, 2016).	1,109	1,015
Additional paid-in capital	403,659	282,502
Contributed surplus	680,703	680,703
Accumulated other comprehensive loss	(94,612)	(84,779)
Accumulated other comprehensive loss – associated companies	206	(976)
Retained earnings	203,932	255,630
Total stockholders' equity	1,194,997	1,134,095
Total liabilities and stockholders' equity	3,012,082	2,937,377
The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited
 CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2017, 2016 and 2015
(in thousands of $)

	2017	2016	2015
Operating activities
Net income	101,209	146,406	200,832
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	88,150	94,293	78,080
Amortization of deferred charges	9,013	10,972	11,613
Amortization of seller's credit	(1,249)	(1,324)	(1,904)
Vessel impairment charge	—	5,314	42,410
Available-for-sale securities impairment charge	4,410	—	20,552
Equity in earnings of associated companies	(23,766)	(27,765)	(33,605)
Loss/(gain) on sale of assets and termination of charters	(1,124)	167	(7,364)
Gain on redemption of Horizon loan notes and warrants	—	—	(44,552)
Gain on redemption of Frontline loan notes	—	—	(28,904)
Adjustment of derivatives to fair value recognized in net income	(8,208)	(4,399)	13,278
Loss/(gain) on repurchase of bonds	2,305	8,802	(1,007)
Interest receivable in form of notes	(635)	(633)	(2,182)
Other, net	3,959	365	(1,134)
Changes in operating assets and liabilities
Trade accounts receivable	(9,034)	(1,492)	1,196
Due from related parties	10,543	8,433	14,105
Other receivables	2,418	(856)	(840)
Inventories	(42)	(27)	(2,529)
Prepaid expenses and accrued income	1,317	2,181	(715)
Trade accounts payable	(742)	394	(1,572)
Accrued expenses	(1,188)	1,046	(5,302)
Other current liabilities	460	(11,804)	7,945
Net cash provided by operating activities	177,796	230,073	258,401
Investing activities
Repayments from investments in direct financing and sales-type leases	31,929	30,410	35,946
Additions to newbuildings	(81,664)	(188,142)	(223,109)
Purchase of vessels	—	—	(273,552)
Proceeds from sale of vessels and termination of charters	74,791	29,102	42,275
Proceeds from sale of investment in associated company	—	—	111,095
Proceeds from redemption of Horizon loan notes and warrants	—	—	71,681
Proceeds from redemption of Frontline loan notes	—	—	112,687
Net amounts received from/(paid to) associated companies	27,322	193,517	(62,083)
Other investments and long-term assets, net	(4,016)	(25,488)	(20,722)
Net cash provided by/(used in) investing activities	48,362	39,399	(205,782)
Financing activities
Proceeds from shares issued, net of issuance costs	88	323	675
Principal settlements of cross currency swaps, net	(29,186)	—	—
Repurchase of bonds	(68,383)	(296,800)	(23,787)
Proceeds from issuance of short-term and long-term debt	302,104	522,000	595,305
Repayments of short-term and long-term debt	(179,354)	(329,303)	(435,706)
Debt fees paid	(2,554)	(5,099)	(7,155)
Repayments of lease obligation liability	(5,296)	(97)	—
Cash dividends paid	(152,907)	(168,289)	(162,594)
Net cash used in financing activities	(135,488)	(277,265)	(33,262)
Net (decrease)/increase in cash and cash equivalents	90,670	(7,793)	19,357
Cash and cash equivalents at start of the year	62,382	70,175	50,818
Cash and cash equivalents at end of the year	153,052	62,382	70,175
Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	88,201	65,184	68,215
 The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2017, 2016 and 2015
(in thousands of $, except number of shares)

	2017	2016	2015
Number of shares outstanding
At beginning of year	101,504,575	93,468,000	93,404,000
Shares issued	9,426,298	8,036,575	64,000
At end of year	110,930,873	101,504,575	93,468,000
Share capital
At beginning of year	1,015	93,468	93,404
Shares issued	94	117	64
Transfer arising from reduction in par value of issued shares	—	(92,570)	—
At end of year	1,109	1,015	93,468
Additional paid-in capital
At beginning of year	282,502	285,859	285,248
Amortization of stock-based compensation	374	403	—
Shares issued	88	206	611
Equity component of convertible bond issuance due 2021	137,063	4,551	—
Adjustment to equity component of convertible bond issuance due 2018 arising from reacquisition of bonds	(16,368)	(8,517)	—
At end of year	403,659	282,502	285,859
Contributed surplus
At beginning of year	680,703	588,133	586,089
Transfer arising from reduction in par value of issued shares	—	92,570	—
Amortization of deferred equity contributions	—	—	2,044
At end of year	680,703	680,703	588,133
Accumulated other comprehensive loss
At beginning of year	(84,779)	(1,037)	(48,240)
Fair value adjustments to hedging financial instruments	9,974	9,702	27,154
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	1,555	—	(1,348)
Fair value adjustments to available-for-sale securities	(23,528)	(93,406)	981
Unrealized loss from available-for-sale securities reclassified to Consolidated Statement of Operations	2,106	—	20,552
Other comprehensive loss	60	(38)	(136)
At end of year (for breakdown see below)	(94,612)	(84,779)	(1,037)
Accumulated other comprehensive loss – associated companies
At beginning of year	(976)	(2,126)	(2,284)
Fair value adjustment to hedging financial instruments	1,182	1,150	158
At end of year (consists entirely of fair value adjustments to hedging financial instruments)	206	(976)	(2,126)
Retained earnings
At beginning of year	255,630	277,513	239,275
Net income	101,209	146,406	200,832
Dividends declared	(152,907)	(168,289)	(162,594)
At end of year	203,932	255,630	277,513
Total stockholders' equity	1,194,997	1,134,095	1,241,810

Accumulated other comprehensive loss	2017	2016	2015
Fair value adjustments to hedging financial instruments	6,072	(5,457)	(15,159)
Fair value adjustments to available-for-sale securities	(100,382)	(78,960)	14,446
Other items	(302)	(362)	(324)
Accumulated other comprehensive loss	(94,612)	(84,779)	(1,037)
The accompanying notes are an integral part of these consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Notes to the Consolidated Financial Statements

1.	GENERAL

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

As of December 31, 2017, the Company owned nine very large crude oil carriers ("VLCCs"), two Suezmax crude oil carriers, five Supramax dry bulk carriers, seven Handysize dry bulk carriers, two Kamsarmax dry bulk carriers, eight Capesize dry bulk carriers, 22 container vessels (including two chartered-in 19,200 twenty-foot equivalent units ("TEU") container vessels), two car carriers, two jack-up drilling rigs, two ultra-deepwater drilling units, five offshore support vessels, two chemical tankers and two oil product tankers.

The two ultra-deepwater drilling units and one of the jack-up drilling rigs referred to above are owned by wholly-owned subsidiaries of the Company that are accounted for using the equity method (see Note 16: Investment in associated companies).

Since the Company's incorporation in 2003 and public listing in 2004, Ship Finance has established itself as a leading international ship and offshore asset owning and chartering company, expanding both its asset and customer base.

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

Investments in associated companies

Investments in companies over which the Company exercises significant influence but which it does not consolidate are accounted for using the equity method. The Company records its investments in equity-method investees on the consolidated balance sheets as "Investment in associated companies" and its share of the investees' earnings or losses in the consolidated statements of operations as "Equity in earnings of associated companies." At December 31, 2017, two ultra-deepwater drilling units and one jack-up drilling rig are owned by three wholly-owned subsidiaries of the Company that are accounted for using the equity method.

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

As detailed in Note 23: Related party transactions, the Company also has, or has had, profit sharing arrangements with Golden Ocean Group Limited ("Golden Ocean") and United Freight Carriers ("UFC"). The Company also has profit sharing agreements with Deep Sea Supply Shipowning II AS (the “Solstad Charterer”), a wholly owned subsidiary of Solship Invest 3 AS (“Solship”, formerly Deep Sea Supply Plc, or Deep Sea). Amounts receivable under these arrangements are accrued on the basis of amounts earned at the reporting date.

Any contingent elements of rental income, such as profit share and interest rate adjustments, are recognized when the contingent conditions have materialized.

Cash and cash equivalents

For the purposes of the consolidated statements of cash flows, all demand and time deposits and highly liquid, low risk investments with original maturities of three months or less are considered equivalent to cash.

Available-for-sale securities

Available-for-sale securities held by the Company consist of share investments and interest-earning listed and unlisted corporate bonds. Any premium paid on their acquisition is amortized over the life of the bond. Available-for-sale securities are recorded at fair value, with unrealized gains and losses recorded as a separate component of other comprehensive income. If circumstances arise which lead the Company to believe that the issuer of a corporate bond may be unable meet its payment obligations in full, or that the fair value at acquisition of the share investment or corporate bond may otherwise not be fully recoverable, then to the extent that a loss is expected to arise that unrealized loss is recorded as an impairment in the statement of operations, with an adjustment if necessary to any unrealized gains or losses previously recorded in other comprehensive income. In determining whether the Company has an other-than-temporary impairment in its investment in shares, the Company considers the period of decline, the amount and the severity of the decline and the ability of the investment to recover in the near to medium term. In determining whether the Company has an other-than temporary impairment in its investment in corporate bonds, in addition to the Company’s intention and ability to hold the investments until the market recovers, the Company evaluates if the underlying security provided by the bonds is sufficient to ensure that the decline in fair value of these bonds did not result in an other-than-temporary impairment.

The cost of disposals or reclassifications from other comprehensive income is calculated on an average cost basis, where applicable.

The fair value of unlisted corporate bonds is determined from an analysis of projected cash flows, based on factors including the terms, provisions and other characteristics of the bonds, credit ratings and default risk of the issuing entity, the fundamental financial and other characteristics of that entity, and the current economic environment and trading activity in the debt market.

Trade accounts receivable

The amount shown as trade accounts receivable at each balance sheet date includes receivables due from customers for hire of vessels and offshore related assets, net of allowance for doubtful balances. At each balance sheet date, all potentially uncollectable accounts are assessed individually to determine any allowance for doubtful receivables. At December 31, 2017 and 2016, no provision was made for doubtful receivables.

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

Obligations under capital lease

The Company charters-in two container vessels on a bareboat basis under long term leasing agreements. Leases of vessels and equipment, where the Company has substantially all the risks and rewards of ownership, are classified as capital leases. Each lease payment is allocated between liability and finance charges to achieve a constant rate on the capital balance outstanding. The interest element of the capital cost is charged to the Consolidated Statement of Operations over the lease period.

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

A conversion of the bonds at more favorable terms than the original bond is treated as an inducement and the Company recognizes a debt conversion expense equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities or consideration issuable pursuant to the original conversion terms.

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

Recently Adopted Accounting Standards

In March 2016, the FASB issued ASU 2016-07 "Investments - Equity Method and Joint Ventures" to simplify the transition to the equity method of accounting. ASU 2016-07 eliminates the requirement that when an investment qualifies for the use of the equity method as a result of an increase in the level of ownership, the investor must adjust the investment, results of operations and retained earnings retrospectively as if the equity method had been in effect during all previous periods in which the investment had been held. ASU 2016-07 was effective for fiscal years and interim periods beginning after December 15, 2016. The adoption of this standard did not have a material impact on the consolidated financial statements of the Company for the year ended December 31, 2017.

In March 2016, the FASB issued ASU 2016-09 "Compensation - Stock Compensation" to introduce improvements to employee share-based payment accounting. ASU 2016-09 simplifies several aspects of the accounting for share-based payment award transactions, including the income tax consequences, the classification of awards as either equity or liabilities and the classification on the statement of cash flows. ASU 2016-09 was effective for fiscal years and interim periods beginning after December 15, 2016. The adoption of this standard did not have a material impact on the consolidated financial statements of the Company for the year ended December 31, 2017.

3.	RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 "Revenue from Contracts with Customers" which will replace almost all existing revenue recognition guidance in U.S. GAAP and is intended to improve and converge with international standards the financial reporting requirements for revenue from contracts with customers. The core principle of ASU 2014-09 is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. ASU 2014-09 also requires additional disclosures about the nature, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. ASU 2014-09 allows for adoption either on a full retrospective basis to each prior reporting period presented or on a modified retrospective basis with the cumulative effect of initially applying the new guidance recognized at the date of initial application, which will be effective for the Company beginning January 1, 2018. We have closely assessed the new guidance, including the interpretations by the FASB Transition Resource Group for Revenue Recognition, throughout 2017 and we have concluded that the ASU will impact our vessels operating on voyage charters. Revenue from voyage charters will continue to be recognized over time, however the period over which it is recognized will change from discharge-to-discharge to load-to-discharge. The Company believes that performance obligations under a voyage charter begin to be met from the point at which a cargo is loaded until the point at which a cargo is discharged. While this represents a change in the period over which revenue is recognized, the total voyage results recognized over all periods would not change, however, each period’s voyage results could differ materially from the same period’s voyage results recognized based on the present revenue recognition guidance. The Company has elected to adopt the amendments in ASU 2014-09 on a modified retrospective basis. The Company does not expect the adoption of the standard to have a material impact on the consolidated financial statements of the Company and upon adoption, the Company will recognize the cumulative effect of adopting this guidance as a minor adjustment to its opening balance of retained earnings as of January 1, 2018. Prior periods will not be retrospectively adjusted.

In January 2016, the FASB issued ASU 2016-01 "Recognition and Measurement of Financial Assets and Financial Liabilities" to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 particularly relates to the fair value and impairment of equity investments, financial instruments measured at amortized cost, and the use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU 2016-01 is effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is only permitted for certain particular amendments within ASU 2016-01, where financial statements have not yet been issued. ASU 2016-01 will require the Company to recognize any changes in the fair value of certain equity investments in net income. These changes are currently recognized in other comprehensive income. The effect of the adoption of ASU 2016-01 will be that $100.4 million of net unrealized losses will be reclassified from other comprehensive income to retained earnings.

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

In June 2016, the FASB issued ASU 2016-13 "Financial Instruments - Credit Losses" to introduce new guidance for the accounting for credit losses on instruments within its scope. ASU 2016-13 requires among other things, the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 is effective for fiscal years and interim periods beginning after December 15, 2019. Early adoption is permitted. The Company is currently assessing the impact of ASU 2016-13 on its consolidated financial position, results of operations and cash flows.

In August 2016, the FASB issued ASU 2016-15 "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments", to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. It addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years with early adoption permitted. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company does not expect the adoption of the standard to have a material impact on our consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18 "Statement of Cash Flows (Topic 230): Restricted Cash", to address diversity in practice that exists in the classification and presentation of changes in restricted cash and require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The standard will be effective for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption is permitted. The impact on the consolidated financial statements of the Company will depend on the facts and circumstances of any specific future transactions.

In January 2017, the FASB issued ASU 2017-01 "Business Combinations (Topic 805) - Clarifying the Definition of a Business" which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 is required to be applied prospectively and will be effective for the Company beginning January 1, 2018. The impact on the consolidated financial statements of the Company will depend on the facts and circumstances of any specific future transactions.

In March 2017, the FASB issued ASU 2017-08 "Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities" to amend the amortization period for certain purchased callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. ASU 2017-08 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The impact on the consolidated financial statements of the Company will depend on the facts and circumstances of any specific future transactions.

In May 2017, the FASB issued ASU 2017-09 "Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting" to clarify and reduce both diversity in practice and cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. The amendments provide guidance on determining which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting. ASU 2017-09 is effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is permitted. The impact on the consolidated financial statements of the Company will depend on the facts and circumstances of any specific future transactions.

In August 2017, the FASB issued ASU 2017-12 "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities" to enable entities to better portray the economics of their risk management activities in the financial statements and enhance the transparency and understandability of hedge results. The amendments also simplify the application of hedge accounting in certain situations. ASU 2017-12 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its Consolidated Financial Statements and related disclosures.

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

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31,
(in thousands of $)	2017	2016	2015
Basic earnings per share:
Net income available to stockholders	101,209	146,406	200,832
Diluted earnings per share:
Net income available to stockholders	101,209	146,406	200,832
Interest and other expenses attributable to convertible bonds	4,511	15,310	22,449
Net income assuming dilution	105,720	161,716	223,281

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31,
(in thousands)	2017	2016	2015
Basic earnings per share:
Weighted average number of common shares outstanding	95,597	93,497	93,450
Diluted earnings per share:
Weighted average number of common shares outstanding*	95,597	93,497	93,450
Effect of dilutive share options	26	—	23
Effect of dilutive convertible bonds	7,277	14,543	25,535
Weighted average number of common shares outstanding assuming dilution	102,900	108,040	119,008

	Year ended December 31,
	2017	2016	2015
Basic earnings per share:	$1.06	$1.57	$2.15
Diluted earnings per share:	$1.03	$1.50	$1.88

*The weighted average number of common shares outstanding excludes 8,000,000 shares issued as part of a share lending arrangement relating to the issue in October 2016 of 5.75% convertible bonds. These shares are owned by the Company and will be returned on or before maturity of the bonds in 2021.

In October 2017, the Company entered into separate privately negotiated transactions with certain holders of the 3.25% senior unsecured convertible bonds due 2018 to convert $121.0 million of the outstanding bonds into common shares. A total of 9,418,798 new shares was issued. The net outstanding principal amount at December 31, 2017, was $63.2 million.

The 3.75% convertible bonds were fully redeemed in cash in February 2016, without any conversion having taken place. The 5.75% convertible bonds issued in October 2016 were not dilutive at December 31, 2017.

F-21

7.	OPERATING LEASES

Rental income

The minimum future revenues to be received under the Company's non-cancelable operating leases on its vessels as of December 31, 2017, are as follows:

Year ending December 31,	(in thousands of $)
2018	225,822
2019	199,174
2020	181,678
2021	133,495
2022	61,720
Thereafter	117,526
Total minimum lease revenues	919,415

There is no contingent rental income included above.

The cost and accumulated depreciation of vessels leased to third parties on operating leases at December 31, 2017 and 2016 were as follows:

(in thousands of $)	2017	2016
Cost	2,256,747	2,154,994
Accumulated depreciation	494,151	417,825
Vessels and equipment, net	1,762,596	1,737,169

8.	GAIN/(LOSS) ON SALE OF ASSETS AND TERMINATION OF CHARTERS

The Company has recorded gains/losses on sale of assets and termination of charters as follows:

	Year ended December 31,
(in thousands of $)	2017	2016	2015
(Loss)/gain on sale of vessels	(1,699)	(167)	7,364
Gain on termination of charters	2,823	—	—
Total gain/(loss) on sale of assets and termination of charters	1,124	(167)	7,364

The Company distinguishes between gains or losses on termination of charters, where ownership of the underlying vessel is retained, and gains or losses on sale of assets, where the vessel is disposed of and there may be an associated charter termination fee paid or received for early termination of the underlying charter.

(Loss)/Gain on sale of vessels:

During the year ended December 31, 2017, the Company recorded a net loss of $1.7 million arising from the disposals of four crude oil tankers and the commencement of a sales-type lease for the 1,700 TEU container vessel MSC Alice as described below.

The VLCC Front Century, the Suezmax Front Brabant, the VLCC Front Scilla and the Suezmax Front Ardenne, which were accounted for as direct financing lease assets, were sold to unrelated third parties in March 2017, May 2017, June 2017 and August 2017, respectively. Losses of $26,000, $1.7 million, $1.1 million and a gain of $0.3 million, respectively, were recorded on the disposals. Sales proceeds included compensation received for early termination of the charters (see Note 15: Related party transactions). The 1,700 TEU container vessel MSC Alice which was previously an operating lease asset, was accounted for as a sales-type lease during the year ended December 31, 2017, following the commencement of a long-term bareboat charter in April 2017 to MSC Mediterranean Shipping Company S.A. ("MSC"), an unrelated party. The terms of the charter provides a minimum fixed price purchase obligation at the expiry of the five year charter period. A gain of $0.7 million was recorded on the transaction.

During the year ended December 31, 2016, the Company sold one VLCC and one offshore support vessel to unrelated parties and realized aggregate net loss of $0.2 million on their disposals.

During the year ended December 31, 2015, the Company sold three Suezmax tankers and five container vessels to unrelated parties and realized aggregate net gains of $7.4 million on their disposals.

Gain on termination of charters:

In April 2017, the 2007-built jack-up drilling rig Soehanah was redelivered to us by the previous charterer, PT Apexindo Pratama Duta ("Apexindo"). Ship Finance received a non-amortizing loan note with a term of six years from Apexindo as part of the settlement agreement for the early termination of the charter. The note which has an initial face value of $6.0 million has been recorded at an initial fair value of $2.8 million, resulting as a gain on the termination of the charter.

9.	GAIN ON SALE OF LOAN NOTES AND SHARE WARRANTS - OTHER

In May 2015, the Company sold its holding of loan notes in Horizon Lines, LLC and share warrants in Horizon Lines, Inc. for total net cash proceeds of approximately $71.7 million. These unlisted second lien interest-bearing loan notes and share warrants had been received as compensation on termination of charters to Horizon Lines, LLC in April 2012. At the time of disposal, the notes had a carrying value of approximately $25.9 million and the warrants had a carrying value of approximately $1.2 million, resulting in a total gain of $44.6 million on disposal for the year ended December 31, 2015.

10.	OTHER FINANCIAL ITEMS

Other financial items comprise the following items:

	Year ended December 31,
(in thousands of $)	2017	2016	2015
Net cash payments on non-designated derivatives	(5,124)	(4,913)	(6,453)
Net increase/(decrease) in fair value of non-designated derivatives	8,068	3,917	(13,051)
Net increase/(decrease) in fair value of designated derivatives (ineffective portion)	140	482	(227)
Other items	(5,768)	(1,575)	(1,558)
Total other financial items	(2,684)	(2,089)	(21,289)

The net movement in the fair values of non-designated derivatives and net cash payments thereon relate to non-designated, terminated or de-designated interest rate swaps and cross currency interest rate swaps. The net movement in the fair values of designated derivatives relates to the ineffective portion of interest rate swaps and cross currency interest rate swaps that have been designated as cash flow hedges. Changes in the fair values of the effective portion of interest rate swaps that are designated as cash flow hedges are reported under "Other comprehensive income". The above net increase/ (decrease) in valuation of non-designated derivatives in the year ended December 31, 2017, includes $1.6 million (2016: $nil; 2015: $(1.3) million) reclassified from "Other comprehensive income", as a result of certain interest rate swaps relating to loan facilities no longer being designated as cash flow hedges.

Other items in the year ended December 31, 2017, include a net loss of $4.5 million arising from foreign currency translation (2016: gain $146,000; 2015: gain $53,000). Other items also include bank charges and fees relating to loan facilities.

11.	AVAILABLE-FOR-SALE SECURITIES

Marketable securities held by the Company are debt securities and share investments considered to be available-for-sale securities.

(in thousands of $)	2017	2016
Amortized cost	194,184	197,449
Accumulated net unrealized (loss)/gain	(100,382)	(78,960)
Carrying value	93,802	118,489

The Company's investment in marketable securities consists of investments in shares and corporate bonds. Available-for-sale securities are recorded at fair value, with unrealized gains and losses recorded as a separate component of other comprehensive income. The net unrealized loss on available-for-sale securities included in other comprehensive income as at December 31, 2017, was $100.4 million (2016: net unrealized loss $79.0 million) as follows:

	Year ended December 31, 2017			Year ended December 31, 2016
(in thousands of $)	Amortised Cost	Unrealised gains/(losses)	Fair value	Amortised Cost	Unrealised gains/(losses)	Fair value
Corporate Bonds:
Golden Close Senior	17,754	(2,240)	15,514	28,676	(5,495)	23,181
Golden Close Convertible	9,960	—	9,960	—	—	—
Golden Close Super Senior	2,561	347	2,908	—	—	—
NorAm Drilling	5,181	293	5,474	5,181	(245)	4,936
Oro Negro	7,886	—	7,886	12,894	(2,106)	10,788
Total corporate bonds	43,342	(1,600)	41,742	46,751	(7,846)	38,905
Shares:
Frontline	150,004	(99,514)	50,490	150,004	(71,794)	78,210
NorAm Drilling	730	732	1,462	694	680	1,374
Golden Close	108	—	108	—	—	—
Total shares	150,842	(98,782)	52,060	150,698	(71,114)	79,584
Total	194,184	(100,382)	93,802	197,449	(78,960)	118,489

The investments in shares at December 31, 2017, consist of listed shares in Frontline with a carrying value of $50.5 million (2016: $78.2 million) (see Note 23: Related party transactions and Note 16: Investment in associated companies), shares in NorAm Drilling Company AS ("NorAm Drilling") traded in the Norwegian Over the Counter market ("OTC") market with a carrying value of $1.5 million (2016: $1.4 million) and shares in Golden Close Corp. Ltd. ("Golden Close") traded in the Norwegian OTC market with a carrying value of $0.1 million (2016: $nil). In December 2017, the Company determined that the shares in Golden Close were other-than-temporarily impaired and recorded $0.6 million impairment charge in a separate line in the income statement for the year ended December 31, 2017. For the year ended December 31, 2016, the Company recorded no impairment charges in respect of its investments in shares.

Of the $100.4 million net unrealized loss on available-for-sale securities included in other comprehensive income as at December 31, 2017, only the net unrealized losses of the investment in Frontline shares have arisen for a period greater than one year. In determining whether the Company has an other-than-temporary impairment in its investment in Frontline shares, the Company considered the period of decline (which began in 2016), the amount and the severity of the decline and the ability of the investment to recover in the near to medium term. As the duration and severity of the decline was generally consistent with the overall tanker shipping sector, as the share has historically been sufficiently volatile to expect a full recovery and since the Company has the intent and the ability to hold the investment for a period sufficient to allow for a recovery of cyclical declines in this shipping sector, it determined that the decline in the fair value of the Company’s investment in Frontline shares did not result in an other-than-temporary impairment at December 31, 2017.

The investments in corporate bonds at December 31, 2017, consist of listed and unlisted corporate bonds which have a total carrying value of $41.7 million (2016: $38.9 million) and have maturities between 2019 and 2022.

In December 2017, the Company determined that the unsecured convertible bonds issued by Golden Close and the secured corporate bonds issued by Oro Negro Drilling Pte. Ltd. ("Oro Negro") were other-than-temporarily impaired and recorded an aggregate impairment charge in a separate line in the Consolidated Statement of Operations of $3.9 million for the year ended December 31, 2017. This is in part due to the lack of security and uncertainty as to whether the Company will hold onto the investment until recovery. For the year ended December 31, 2016, the Company recorded no impairment charges in respect of its investments in secured notes.

As a result of the impairment, $2.1 million was reclassified from Other Comprehensive Income to the Consolidated Statement of Operations.

In determining whether the Company has an other-than temporary impairment in its investment in Golden Close senior corporate bonds, in addition to the Company’s intention and ability to hold the investments until the market recovers, the Company evaluated that the underlying security provided by these bonds is sufficient to ensure that the decline in fair value of these bonds did not result in an other-than-temporary impairment as at December 31, 2017.

12.	TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Trade accounts receivable

Trade accounts receivable are presented net of allowances for doubtful debts. The allowance for doubtful trade accounts receivable was $nil at both December 31, 2017 and December 31, 2016. As at December 31, 2017, the Company has no reason to believe that any amount included in trade accounts receivable will not be recovered through due process or negotiation.

Other receivables

Other receivables, which include accrued interest on notes held as available-for-sale securities, amounts due from vessel managers and claims receivable, are presented with no allowance for doubtful accounts as of December 31, 2017 and December 31, 2016.

13.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	2017	2016
Cost	2,256,747	2,154,994
Accumulated depreciation	494,151	417,825
Vessels and equipment, net	1,762,596	1,737,169

During 2017, the Company took delivery of two newbuilding oil product carriers at an aggregate cost of $115.1 million and transferred one container vessel from operating lease asset to a sales-type lease asset. The carrying value of the container vessel reclassified from vessels and equipment to investment in lease asset was $2.3 million. During 2016, the Company took delivery of two newbuilding container vessels at an aggregate cost of $195.0 million.

Depreciation expense was $88.2 million for the year ended December 31, 2017 (2016: $94.3 million; 2015: $78.1 million).

No impairment charges were made against vessels and equipment in 2017. An impairment charge of $4.8 million was recorded against the carrying value of one container vessel in the year ended December 31, 2016. In the year ended December 31, 2015, an impairment charge of $29.2 million was recorded against the carrying value of two container vessels.

14.	NEWBUILDINGS

The carrying value of newbuildings represents the accumulated costs which the Company has paid in purchase installments and other capital expenditures relating to the acquisition of newbuilding vessels, together with capitalized loan interest. Interest capitalized in the cost of newbuildings amounted to $1.2 million in the year ended December 31, 2017 (2016: $1.2 million; 2015: $0.4 million).

As at December 31, 2017, the Company had no agreements for the construction of newbuilding vessels. (December 31, 2016: newbuilding accumulated costs amounted to $33.4 million in relation to two newbuilding oil product carriers under construction).

During 2017, the Company took delivery of two newbuilding oil product carriers, which were under construction as at December 31, 2016. Upon delivery, the vessels were transferred from newbuildings to vessels and equipment. (see Note 13: Vessels and Equipment, net).

15.	INVESTMENTS IN DIRECT FINANCING AND SALES TYPE LEASES

As of December 31, 2017, nine of the Company's VLCCs (2016: 12 VLCCs and Suezmax tankers) were accounted for as direct financing leases. These vessels are chartered to Frontline Shipping on long-term, fixed rate time charters which extend for various periods depending on the age of the vessels, ranging from approximately four to nine years. Frontline Shipping is a subsidiary of Frontline, a related party, and the terms of the charters do not provide them with an option to terminate the charter before the end of its term. The VLCC Front Scilla and the Suezmaxes Front Ardenne and Front Brabant, which were accounted for as direct financing leases at December 31, 2016, were sold in June 2017, August 2017 and May 2017 respectively (see Note 8: (Loss)/gain on sale of assets). In November 2016, the Company agreed to sell the VLCC Front Century, also accounted for as a direct financing lease at December 31, 2015, to an unrelated third party. The Company agreed to terminate the charter with Frontline Shipping upon delivery of the vessel to the new owner, which occurred in March 2017. In accordance with US GAAP, this asset was reclassified and presented on the balance sheet as "Asset held for sale" at December 31, 2016. An impairment loss of $0.5 million was recorded to write down its carrying value to its fair value less anticipated cost to sell.

Also at December 31, 2017, one of the Company's offshore support vessels is chartered on a long-term bareboat charter to the Solstad Charterer, a wholly owned subsidiary of Deep Sea Supply AS, which in turn is a wholly owned subsidiary of Solship (formerly Deep Sea). Solship is a wholly owned subsidiary of Solstad Farstad ASA (“Solstad Farstad”), following the June 2017 merger of Solstad Offshore ASA, Farstad Shipping ASA and Deep Sea. In September 2017, the Company entered into an amendment agreement relating to this charter which includes a reduction of the charter rate, the introduction of a minimum fixed price put option at expiry of the charter and a charter extension from January 2023 to the end of December 2027. The revisions did not result in a change in classification as direct finance lease.

In addition to the above 10 vessels leased to Frontline Shipping and the Solstad Charterer (2016: 13), the Company also had two (2016: one) container vessels accounted for as direct financing leases and one (2016: none) container vessel accounted for as a sales-type lease as at December 31, 2017, which are on long-term bareboat charters to MSC, an unrelated party. The terms of the charters provide a fixed price put option or purchase obligation at the expiry of the 15 year charter period for two of the container vessels and a minimum fixed price purchase obligation at the expiry of the five year charter period for the third container vessel.

The following lists the components of the investments in direct financing leases as at December 31, 2017, and December 31, 2016:

(in thousands of $)	2017	2016
Total minimum lease payments to be received	916,765	862,083
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(211,508)	(287,168)
Net minimum lease payments receivable	705,257	574,915
Estimated residual values of leased property (un-guaranteed)	232,424	213,901
Less: unearned income	(319,610)	(232,781)
Total investment in direct financing leases	618,071	556,035
Current portion	32,096	32,220
Long-term portion	585,975	523,815
	618,071	556,035

The chartered-in vessels MSC Anna and MSC Viviana are included in the above. MSC Anna had a total carrying value at December 31, 2017, of $141.6 million (2016: $144.9 million), and MSC Viviana had a total carrying value at December 31, 2017 of $142.4 million (2016: $nil). The minimum lease payments included above for these vessels at December 31, 2017 is $432.2 million (2016: $229.7 million)

The minimum future gross revenues to be received under the Company's non-cancellable direct financing leases as of December 31, 2017, are as follows:

Year ending December 31,	(in thousands of $)
2018	98,630
2019	98,238
2020	97,591
2021	97,012
2022	89,714
Thereafter	435,580
Total minimum lease revenues	916,765

The above minimum lease revenues includes $463.8 million related to the nine VLCCs leased to Frontline Shipping as of December 31, 2017. Frontline Shipping is a 100% owned subsidiary of Frontline, however the performance under the leases is not guaranteed by Frontline following the amendments agreed in 2015. There is no requirement for a minimum cash balance in Frontline Shipping, but in exchange for releasing the guarantee a dividend restriction was introduced on Frontline Shipping whereby it can only make distributions to its parent company if it can demonstrate it will have minimum free cash of $2.0 million per vessel both prior to and following (i) such distribution and (ii) the payment of the next hire due and any profit share accrued under the charters. Due to the current depressed tanker market, there is a risk that Frontline Shipping may not have sufficient funds to pay the agreed charterhires. However, the performance under the fixed price agreements with Frontline Management whereby we pay management fees of $9,000 per day for each vessel to cover all operating costs including drydocking costs, is guaranteed by Frontline.

16.	INVESTMENT IN ASSOCIATED COMPANIES

The Company has, and has had, certain wholly-owned subsidiaries which are accounted for using the equity method, as it has been determined under ASC 810 that they are variable interest entities in which Ship Finance is not the primary beneficiary.

In addition, on June 5, 2015, the Company received 55 million shares in Frontline, equivalent to approximately 27.73% of Frontline's issued share capital at the time (see Note 23: Related party transactions). Frontline, which is listed on the New York Stock Exchange and the Oslo Stock Exchange and reports its operating results on a quarterly basis, was determined to be an associated company following receipt of these shares. On November 30, 2015, Frontline merged with Frontline 2012 Ltd ("Frontline 2012") and increased its issued share capital, thereby reducing the Company's shareholding in Frontline to approximately 7.03%. Accordingly, Frontline was assessed as no longer being an associated company and the Frontline shares are now held as available-for-sale securities (see Note 11: Available-for-sale securities). The Company's share of the net income of Frontline, in the period of the year ended December 31, 2015, during which it was an associated company accounted for using the equity method, was $2.6 million (2017: $nil; 2016: $nil). The Company also received a dividend of $2.8 million from Frontline in December 2015, which was recorded against the carrying value of the investment.

At December 31, 2017, 2016 and 2015, the Company had the following participation in investments that are recorded using the equity method:

	2017	2016	2015
SFL Deepwater Ltd	100.00%	100.00%	100.00%
SFL Hercules Ltd	100.00%	100.00%	100.00%
SFL Linus Ltd	100.00%	100.00%	100.00%

SFL Deepwater Ltd. ("SFL Deepwater"), SFL Hercules Ltd. ("SFL Hercules"), and SFL Linus Ltd. ("SFL Linus") each own drilling units which have been leased to subsidiaries of Seadrill Limited (“Seadrill”), a related party, as further described below. In September 2017, Seadrill announced that it has entered into a restructuring agreement (the “Restructuring Plan”) with more than 97% of its secured bank lenders, approximately 40% of its bondholders and a consortium of investors led by its largest shareholder, Hemen Holding Limited (“Hemen”), who is also the largest shareholder in the Company. The Company, SFL Deepwater, SFL Hercules and SFL Linus have also entered into the Restructuring Plan, which will be implemented by way of prearranged chapter 11 cases.

SFL Deepwater is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding two ultra deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. and Seadrill Offshore AS, fully guaranteed by their parent company Seadrill. In June 2013, SFL Deepwater transferred one of the rigs and the corresponding lease to SFL Hercules (see below). Accordingly, SFL Deepwater now holds one ultra deepwater drilling rig which is leased to Seadrill Deepwater Charterer Ltd. In October 2013, SFL Deepwater entered into a $390 million five year term loan and revolving credit facility with a syndicate of banks, which was used in November 2013 to refinance the previous loan facility. In connection with the Restructuring Plan, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. The amendments to the loan facility are subject to approval by the court of the Restructuring Plan. At December 31, 2017, the balance outstanding under the new facility was $225.8 million (2016: $248.4 million), and the available amount under the revolving part of the facility was $nil (2016: $nil). The Company guaranteed $75.0 million of this debt at December 31, 2017 (2016: $75.0 million). In addition, the Company has given the banks a first priority pledge over all shares of SFL Deepwater and assigned all claims under a secured loan made by the Company to SFL Deepwater in favour of the banks. This loan is secured by a second priority mortgage over the rig which has been assigned to the banks. The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which originally expired in November 2023. Subject to approval by the court of the Restructuring Plan, the lease has been extended by 13 months until December 2024. Because the main asset of SFL Deepwater is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary.

SFL Hercules is a 100% owned subsidiary of Ship Finance, incorporated in 2012 for the purpose of holding an ultra deepwater drilling rig and leasing that rig to Seadrill Offshore AS, fully guaranteed by its parent company Seadrill. The rig was transferred, together with the corresponding lease, to SFL Hercules from SFL Deepwater in June 2013. In May 2013, SFL Hercules entered into a $375 million six year term loan and revolving credit facility with a syndicate of banks to partly finance its acquisition of the rig from SFL Deepwater. The facility was drawn in June 2013. In connection with the Restructuring Plan, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. The amendments to the loan facility are subject approval by the court of the Restructuring Plan. At December 31, 2017, the balance outstanding under this facility was $251.3 million (2016: $278.7 million), and the available amount under the revolving part of the facility was $nil (2016: $nil). The Company guaranteed $70.0 million of this debt at December 31, 2017 (2016: $75.0 million). In addition, the Company has given the banks a first priority pledge over all shares of SFL Hercules and assigned all claims under a secured loan made by the Company to SFL Hercules in favour of the banks. This loan is secured by a second priority mortgage over the rig which has been assigned to the banks. The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which originally expired in November 2023. Subject to approval by the court of the Restructuring Plan, the lease has been extended by 13 months until December 2024. Because the main asset of SFL Hercules is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation at the end of the charter, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary.

SFL Linus is a 100% owned subsidiary of Ship Finance, acquired in 2013 from North Atlantic Drilling Ltd ("NADL"), a related party. SFL Linus holds a harsh environment jack-up drilling rig which was delivered from the shipyard in February 2014 and immediately leased to North Atlantic Linus Charterer Ltd., fully guaranteed by its parent company NADL. In October 2013, SFL Linus entered into a $475 million five year term loan and revolving credit facility with a syndicate of banks to partly finance the acquisition of the rig. The facility was drawn in February 2014. In connection with the Restructuring Plan, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. The amendments to the loan facility are subject approval by the court of the Restructuring Plan. At December 31, 2017, the balance outstanding under this facility was $308.8 million (2016: $356.3 million) and, the available amount under the revolving part of the facility was $nil (2016: $nil). The Company guaranteed $90.0 million of this debt at December 31, 2017 (2016: $90.0 million). In addition, the Company has given the banks a first priority pledge over all shares of SFL Linus and assigned all claims under a secured loan made by the Company to SFL Linus in favour of the banks. This loan is secured by a second priority mortgage over the rig which has been assigned to the banks. In February 2015, amendments were made to the lease, whereby Seadrill replaced NADL as lease guarantor. The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, the charter includes a fixed price put option at the expiry of the charter in 2029. Because the main asset of SFL Linus is the subject of a lease which includes both fixed price call options and a fixed price put option, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary.

Summarized balance sheet information of the Company's equity method investees is as follows:

	As of December 31, 2017
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	97,723	26,242	29,152	42,329
Non-current assets	1,020,067	317,450	305,852	396,765
Total assets	1,117,790	343,692	335,004	439,094
Current liabilities	106,628	25,642	29,443	51,543
Non-current liabilities (1)	1,000,484	315,415	302,819	382,250
Total liabilities	1,107,112	341,057	332,262	433,793
Total shareholders' equity (2)	10,678	2,635	2,742	5,301

	As of December 31, 2016
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	122,675	33,763	38,351	50,561
Non-current assets	1,094,442	335,229	326,562	432,651
Total assets	1,217,117	368,992	364,913	483,212
Current liabilities	107,026	25,512	29,280	52,234
Non-current liabilities (1)	1,109,961	343,426	335,603	430,932
Total liabilities	1,216,987	368,938	364,883	483,166
Total shareholders' equity (2)	130	54	30	46

(1)
SFL Deepwater, SFL Hercules and SFL Linus non-current liabilities at December 31, 2017, include $113.0 million (2016: $119.2 million), $80.0 million (2016: $85.9 million) and $121.0 million (2016: $125.0 million) due to Ship Finance, respectively (see Note 23: Related party transactions). In addition, SFL Deepwater, SFL Hercules and SFL Linus current liabilities at December 31, 2017, include a further $0.2 million, $0.1 million and $3.6 million (2016: $nil, $nil and $0.7 million) due to Ship Finance (see Note 23: Related party transactions).

(2)
In the year ended December 31, 2017, SFL Deepwater, SFL Hercules and SFL Linus paid dividends of $3.4 million (2016: $46.3 million; 2015: $nil), $3.8 million (2016: $25.1 million; 2015: $nil) and $7.3 million (2016: $42.1 million; 2015: $nil), respectively.

Summarized statement of operations information of the Company's wholly-owned equity method investees is shown below.

	Year ended December 31, 2017
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	73,487	20,873	21,827	30,787
Net operating revenues	73,487	20,873	21,827	30,787
Net income (3)	23,766	5,981	6,462	11,323

	Year ended December 31, 2016
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	80,269	22,088	23,292	34,889
Net operating revenues	80,269	22,088	23,292	34,889
Net income (3)	27,765	6,778	6,424	14,563

	Year ended December 31, 2015
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	82,731	22,424	23,315	36,992
Net operating revenues	82,725	22,422	23,313	36,990
Net income (3)	31,001	7,561	7,306	16,134

(3)
The net income of SFL Deepwater, SFL Hercules and SFL Linus for the year ended December 31, 2017, includes interest payable to Ship Finance amounting to $5.4 million (2016: $6.5 million; 2015: $6.5 million), $4.3 million (2016: $6.5 million; 2015: $6.5 million), and $5.5 million (2016: $5.6 million; 2015: $5.6 million) respectively (see Note 23: Related party transactions).

SFL Deepwater, SFL Hercules and SFL Linus have loan facilities for which Ship Finance provides limited guarantees, as indicated above. These loan facilities contain financial covenants, with which Ship Finance and Seadrill must comply. As part of the Restructuring Plan, the financial covenants on Seadrill will be replaced by financial covenants on a newly established subsidiary of Seadrill, who will also act as guarantor for the obligations under the leases for the three drilling units, on a subordinated basis to the senior secured lenders in Seadrill and new secured notes. The financial covenants on Seadrill have been suspended until the Restructuring Plan is approved by the court or terminated. If the Restructuring Plan is terminated or not approved by the court, there is a risk that the Company, will not be in compliance with the applicable loan covenants and the outstanding amounts under the long-term debt facilities may become due and payable. As at December 31, 2017, Ship Finance and Seadrill were in compliance with all of the applicable covenants under these long-term debt facilities.

17.	ACCRUED EXPENSES

(in thousands of $)	2017	2016
Vessel operating expenses	6,111	4,022
Administrative expenses	552	1,414
Interest expense	6,688	8,364
	13,351	13,800

18.	OTHER CURRENT LIABILITIES

(in thousands of $)	2017	2016
Deferred and prepaid charter revenue	3,936	4,326
Obligations under capital leases - current portion	9,031	3,649
Employee taxes	18	151
Other items	1,739	756
	14,724	8,882

19.	SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	2017	2016
Long-term debt:
Norwegian kroner 600 million senior unsecured floating rate bonds due 2017	—	65,445
3.25% senior unsecured convertible bonds due 2018	63,218	184,202
Norwegian kroner 900 million senior unsecured floating rate bonds due 2019	92,477	87,801
Norwegian kroner 500 million senior unsecured floating rate bonds due 2020	61,001	—
5.75% senior unsecured convertible bonds due 2021	225,000	225,000
U.S. dollar denominated floating rate debt due through 2023	1,081,204	1,017,558
Total debt principal	1,522,900	1,580,006
Less: unamortized debt issuance costs	(18,893)	(27,132)
Less: current portion of long-term debt	(313,823)	(174,900)
Total long-term debt	1,190,184	1,377,974

The outstanding debt as of December 31, 2017, is repayable as follows:

Year ending December 31,	(in thousands of $)
2018	313,823
2019	267,102
2020	201,181
2021	467,512
2022	190,340
Thereafter	82,942
Total debt principal	1,522,900

The weighted average interest rate for consolidated floating rate debt denominated in U.S. dollars and Norwegian kroner ("NOK") as at December 31, 2017, was 4.26% per annum including margin (2016: 4.20%). This rate takes into consideration the effect of related interest rate swaps. At December 31, 2017, the three month US Dollar London Interbank Offered Rate ("LIBOR") was 1.694% (2016: 0.998%) and the three month Norwegian Interbank Offered Rate ("NIBOR") was 0.81% (2016: 1.17%).

NOK600 million senior unsecured bonds due 2017
On October 19, 2012, the Company issued a senior unsecured bond loan totaling NOK600 million in the Norwegian credit market. The bonds bore quarterly interest at NIBOR plus a margin and were redeemable in full on October 19, 2017. The bonds, in their entirety, were also redeemable at the Company's option from April 19, 2017, upon giving bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest.

Since their issue, the Company purchased bonds with principal amounts totaling NOK454.0 million, net and the remaining outstanding amount of NOK146.0 million was fully redeemed in July 2017, following the exercise of the call option by the Company. Thus, there was no principal amount outstanding as at December 31, 2017 in respect of this bond (2016: NOK565 million, equivalent to $65.4 million).

3.25% senior unsecured convertible bonds due 2018
On January 30, 2013, the Company issued a senior unsecured convertible bond loan totaling $350.0 million. Interest on the bonds is fixed at 3.25% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1, and November 1. The bonds are convertible into Ship Finance International Limited common shares at any time up to 10 banking days prior to February 1, 2018. Subject to adjustment for any dividend payments in the future, the conversion price at the time of issue was $21.945 per share which represented a premium of approximately 33% to the share price at the time. Since then, dividend distributions have reduced the conversion price and as of December 31, 2017, the conversion price was $13.2418 per share, or equivalent to 4,774,124 common shares if the bonds were converted at that price. Based on the closing price of our common stock of $15.50 on December 31, 2017, the if-converted value exceeded the principal amounts by $10.8 million.

In October 2017, the Company entered into separate privately negotiated transactions with certain holders of the bonds and converted principal amounts totaling $121.0 million of the outstanding bonds into 9,418,798 common shares. The Company had previously purchased and canceled bonds with principal amounts totaling $165.8 million in October 2016, thus the net amount outstanding at December 31, 2017, was $63.2 million (2016: $184.2 million). A loss of $1.5 million was recorded in the year ended December 31, 2017 in respect of the equity conversions (2016: a loss of $8.8 million was recorded in the year ended December 31, 2016 on the purchase and cancellation of bonds; 2015: $nil).

In conjunction with the bond issue, the Company loaned up to 6,060,606 of its common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. The shares that were lent by the Company were borrowed from Hemen, the largest shareholder of the Company, for a one-time loan fee of $1.0 million.

As required by ASC 470-20 "Debt with conversion and other options", the Company calculated the equity component of the convertible bond, taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $20.7 million in 2013 and this amount was recorded as "Additional paid-in capital", with a corresponding adjustment to "Deferred charges", which are amortized to "Interest expense" over the appropriate period. The amortization of this item amounted to $1.8 million in the year ended December 31, 2017 (2016: $3.4 million). The equity component of the converted bonds in 2017 was valued at $16.4 million (2016: $8.5 million for the purchased and canceled bonds) and this amount has been deducted from "Additional paid-in capital".

In February 2018, the outstanding principal amount of $63.2 million as at December 31, 2017 was fully redeemed in cash, and the premium settled in common shares (see Note 27: Subsequent events).

NOK900 million senior unsecured bonds due 2019
On March 19, 2014, the Company issued a senior unsecured bond loan totaling NOK900.0 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on March 19, 2019. The bonds may, in their entirety, be redeemed at the Company's option from September 19, 2018, upon giving the bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest. Subsequent to their issue, at December 31, 2017, the Company has purchased bonds with principal amounts totaling NOK142.0 million (2016: NOK142.0 million), which are being held as treasury bonds. The net amount outstanding at December 31, 2017, was NOK758.0 million, equivalent to $92.5 million (2016: NOK758.0 million, equivalent to $87.8 million).

5.75% senior unsecured convertible bonds due 2021
On October 5, 2016, the Company issued a senior unsecured convertible bond loan totaling $225.0 million. Interest on the bonds is fixed at 5.75% per annum and is payable in cash quarterly in arrears on January 15, April 15, July 15 and October 15. The bonds are convertible into Ship Finance International Limited common shares and mature on October 15, 2021. The net amount outstanding at December 31, 2017 was $225.0 million (2016: $225.0 million). The initial conversion rate at the time of issuance was 56.2596 common shares per $1,000 bond, equivalent to a conversion price of approximately $17.7747 per share. The conversion rate will be adjusted for dividends in excess of $0.225 per common share per quarter. Since the issuance, dividend distributions have increased the conversion rate and as of December 31, 2017, the conversion rate was 60.0416, equivalent to a conversion price of approximately $16.6561 per share or 13,509,360 common shares. Based on the closing price of our common stock of $15.50 on December 31, 2017, the if-converted value was less than the principal amounts by $15.6 million.

In conjunction with the bond issue, the Company loaned up to 8,000,000 of its common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. The shares that were lent by the Company were initially borrowed from Hemen, the largest shareholder of the Company, for a one-time loan fee of $120,000. In November 2016, the Company issued 8,000,000 new shares, to replace the shares borrowed from Hemen and received $80,000 from Hemen upon the return of the borrowed shares.

As required by ASC 470-20 "Debt with conversion and other options", the Company calculated the equity component of the convertible bond, taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $4.6 million in 2016 and this amount was recorded as "Additional paid-in capital", with a corresponding adjustment to "Deferred charges", which are amortized to "Interest expense" over the appropriate period. The amortization of this item amounted to $0.9 million in the year ended December 31, 2017 (2016: $0.2 million).
NOK500 million senior unsecured bonds due 2020
On June 22, 2017, the Company issued a senior unsecured bond loan totaling NOK500.0 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on June 22, 2020. The net amount outstanding at December 31, 2017, was NOK500.0 million, equivalent to $61.0 million (2016: NOKnil, equivalent to $nil).

$49 million secured term loan and revolving credit facility
In March 2008, two wholly-owned subsidiaries of the Company entered into a $49.0 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers, which also serve as security for this facility. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately ten years. At December 31, 2017, the amount available under the revolving part of the facility was $20.0 million (2016: $20.0 million). The net amount outstanding at December 31, 2017, was $nil (2016: $nil).

$43 million secured term loan facility
In February 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of approximately five years. The facility is secured against a Suezmax tanker. In November 2014, the terms of the loan were amended and restated, and the facility now matures in November 2019. The net amount outstanding at December 31, 2017, was $20.6 million (2016: $23.4 million).

$43 million secured term loan facility
In March 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of approximately five years. The facility is secured against a Suezmax tanker. In March 2015, the terms of the loan were amended and restated, and the facility now matures in March 2020. The net amount outstanding at December 31, 2017, was $20.6 million (2016: $23.4 million).

$54 million secured term loan facility
In November 2010, two wholly-owned subsidiaries of the Company entered into a $53.7 million secured term loan facility with a bank, secured against two Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at December 31, 2017, was $26.3 million (2016: $30.2 million).

$75 million secured term loan facility
In March 2011, three wholly-owned subsidiaries of the Company entered into a $75.4 million secured term loan facility with a bank, secured against three Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at December 31, 2017, was $39.0 million (2016: $44.9 million).

$171 million secured term loan facility
In May 2011, eight wholly-owned subsidiaries of the Company entered into a $171.0 million secured loan facility with a syndicate of banks. The facility is supported by China Export & Credit Insurance Corporation, or SINOSURE, which provides an insurance policy in favor of the banks for part of the outstanding loan. The facility is secured against a 1,700 TEU container vessel and seven Handysize dry bulk carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The net amount outstanding at December 31, 2017, was $98.0 million (2016: $110.1 million).

$53 million secured term loan facility
In November 2012, two wholly-owned subsidiaries of the Company entered into a $53.2 million secured term loan facility with a bank, secured against two car carriers. The facility bore interest at LIBOR plus a margin and had a term of approximately five years. In October 2017, the total amount outstanding under this facility was prepaid and the facility was canceled. The net amount outstanding at December 31, 2017 was $nil (2016: $35.5 million).

$45 million secured term loan and revolving credit facility
In June 2014, seven wholly-owned subsidiaries of the Company entered into a $45.0 million secured term loan and revolving credit facility with a bank, secured against seven 4,100 TEU container vessels. The facility bears interest at LIBOR plus a margin and has a term of five years. At December 31, 2017, the available amount under the revolving part of the facility was $9.0 million (2016: $9.0 million). The net amount outstanding at December 31, 2017, was $36.0 million (2016: $36.0 million).

$101 million secured term loan facility
In August 2014, six wholly-owned subsidiaries of the Company entered into a $101.4 million secured term loan facility with a syndicate of banks, secured against six offshore support vessels. One of the vessels was sold in February 2016 and the facility now relates to the remaining five vessels. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of five years. In October 2017, certain amendments were made to the agreement, including an extension of the final maturity date until January 2023. The net amount outstanding at December 31, 2017, was $44.1 million (2016: $54.7 million).

$20 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $20.0 million secured term loan facility with a bank, secured against two 5,800 TEU container vessels. The facility bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at December 31, 2017, was $20.0 million (2016: $20.0 million).

$128 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $127.5 million secured term loan facility with a bank, secured against two 8,700 TEU container vessels, which were delivered in 2014. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2017, was $100.9 million (2016: $109.4 million).

$128 million secured term loan facility

In November 2014, two wholly-owned subsidiaries of the Company entered into a $127.5 million secured term loan facility with a bank, secured against two 8,700 TEU container vessels, which were delivered in 2015. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2017 was $104.1 million (2016: $112.6 million).

$39 million secured term loan facility
In December 2014, two wholly-owned subsidiaries of the Company entered into a $39.0 million secured term loan facility with a bank, secured against two Kamsarmax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at December 31, 2017, was $29.1 million (2016: $31.5 million).

$250 million secured revolving credit facility
In June 2015, 17 wholly-owned subsidiaries of the Company entered into a $250.0 million secured revolving credit facility with a syndicate of banks, secured against 17 tankers chartered to Frontline Shipping. Eight of the tankers were sold and delivered to their new owners prior to December 31, 2017, and the facility was secured against the remaining nine tankers at December 31, 2017. The facility bears interest at LIBOR plus a margin and has a term of three years. At December 31, 2017, the available amount under the facility was $nil (2016: $175.6 million). The net amount outstanding at December 31, 2017, was $149.0 million (2016: $40.0 million).

$166 million secured term loan facility
In July 2015, eight wholly-owned subsidiaries of the Company entered into a $166.4 million secured term loan facility with a syndicate of banks, secured against eight Capesize dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2017 was $131.7 million (2016: $145.6 million).

$210 million secured term loan facility
In November 2015, three wholly-owned subsidiaries of the Company entered into a $210.0 million secured term loan facility with a syndicate of banks, to partly finance the acquisition of three container vessels, against which the facility is secured. One of the vessels was delivered in 2015, and the remaining two vessels were delivered in 2016. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of five years from the delivery of each vessel. At December 31, 2017, the net amount outstanding was $187.0 million (2016: $200.2 million).
$76 million secured term loan facility
In August 2017, two wholly-owned subsidiaries of the Company entered into a $76.0 million secured term loan facility with a bank, secured against two product tanker vessels. The two vessels were delivered in August 2017. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. At December 31, 2017, the net amount outstanding was $74.7 million (2016: $nil).

The aggregate book value of assets pledged as security against borrowings at December 31, 2017, was $1,908 million (2016: $2,009 million).

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of December 31, 2017, the Company is in compliance with all of the covenants under its long-term debt facilities. In addition, the $101.4 million secured term loan facility entered into in August 2014 contains certain financial covenants on Solship. As at December 31, 2017, Solship was in compliance with all covenants under the loan agreement.

20.	OTHER LONG-TERM LIABILITIES

(in thousands of $)	2017	2016
Unamortized sellers' credit	3,958	6,124
Obligations under capital leases - long-term portion	230,576	118,754
Other items	4	4
	234,538	124,882

The unamortized seller's credit is in respect of the five offshore support vessels on long-term bareboat charters to the Solstad Charterer, a wholly owned subsidiary of Deep Sea Supply AS, which in turn is a wholly owned subsidiary of Solship (formerly Deep Sea). Solship is a wholly owned subsidiary of Solstad Farstad, following the June 2017 merger of Solstad Offshore ASA, Farstad Shipping ASA and Deep Sea. Between 2007 and 2008, the Company acquired six offshore support vessels from subsidiaries of then Deep Sea, which were chartered back to the subsidiaries under bareboat charter agreements. As part of the purchase consideration, the Company received seller's credits totaling $37.0 million which are being recognized as additional bareboat revenues over the period of the charters. One of the vessels was sold in February 2016.

In October 2015, the Company entered into agreements to charter in two newbuilding container vessels on a bareboat basis, each for a period of 15 years from delivery by the shipyard, and to charter out each vessel for the same 15-year period on a bareboat basis to MSC, an unrelated party. The first vessel was delivered in December 2016 and the second vessel was delivered in March 2017. Both vessels are accounted for as direct financing lease assets. The Company's future minimum lease obligations under the non-cancellable capital leases are as follows:

Year ending December 31,	(in thousands of $)
2018	26,289
2019	25,054
2020	25,122
2021	25,054
2022	25,054
Thereafter	281,850
Total lease obligations	408,423
Less: imputed interest payable	(168,816)
Present value of obligations under capital leases	239,607
Less: current portion	(9,031)
Obligations under capital leases - long-term portion	230,576

Interest incurred on capital leases was $16.0 million (2016: $0.2 million, 2015: $nil)

21.	SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	2017	2016
150,000,000 common shares of $0.01 par value each (2016: 150,000,000 common shares of $0.01 par value each)	1,500	1,500

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	2017	2016
110,930,873 common shares of $0.01 par value each (2016: 101,504,575 common shares of $0.01 par value each)	1,109	1,015

The Company's common shares are listed on the New York Stock Exchange.

During the year ended December 31, 2017, the Company issued a total of 7,500 new shares of $0.01 each following the exercise of share options (2016: 36,575 new shares of $1.00 issued to satisfy options exercised). The weighted average exercise price of the options was $11.78 per share (2016: $12.11 per share), resulting in a premium on issue of $0.1 million (2016: $0.2 million). In November 2016, the Board of Directors renewed the Ship Finance International Limited Share Option Scheme (the "Option Scheme"), originally approved in November 2006. The Option Scheme permits the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid in capital (see also Note 22: Share option plan).

In October 2017, the Company issued a total of 9,418,798 new shares following separate privately negotiated transactions with certain holders of the 3.25% senior unsecured convertible bonds due 2018 for the conversion of a principal amount of $121.0 million from the outstanding balance of the convertible bonds. In January 2013, the Company issued a senior unsecured convertible bond loan totaling $350 million. The bonds are convertible into common shares at any time up to ten banking days prior to February 1, 2018. The conversion price at the time of issue was $21.945 per share, representing a premium of approximately 33% to the share price at the time. Since then, dividend distributions have reduced the conversion price to $13.2418 per share. As required by ASC 470-20 "Debt with conversion and other options", the Company calculated the equity component of the convertible bond, which was valued at $20.7 million and recorded as "Additional paid-in capital" (see Note 19: Long-term Debt). Previously in October 2016, the Company purchased and canceled bonds with principal amounts totaling $165.8 million. The equity component of the converted bonds in 2017 was valued at $16.4 million (2016: $8.5 million for the purchased and canceled bonds) and this amount has been deducted from "Additional paid-in capital".

In November 2016, in relation with the Company's issue in October 2016 of senior unsecured convertible bonds totaling $225 million, the Company issued 8,000,000 new shares of par value $0.01 each. The shares were issued at par value and have been loaned to an affiliate of one of the underwriters of the bond issue, in order to assist investors in the bonds to hedge their position. The bonds are convertible into common shares and mature on October 15, 2021. The initial conversion rate at the time of issuance was 56.2596 common shares per $1,000 bond, equivalent to a conversion price of approximately $17.7747 per share to the share price at the time. Since then, dividend distributions have increased the conversion rate to 60.0416, equivalent to a conversion price of approximately $16.6561 per share. As required by ASC 470-20 "Debt with conversion and other options", the Company calculated the equity component of the convertible bond, which was valued at $4.6 million and recorded as "Additional paid-in capital" (see Note 19: Long-term Debt).

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

22.	SHARE OPTION PLAN

The Option Scheme originally adopted in November 2006 will expire in November 2026, following the renewal in November 2016. The subscription price for all options granted under the Option Scheme will be reduced by the amount of all dividends declared by the Company per share in the period from the date of grant until the date the option is exercised, provided the subscription price shall never be reduced below the par value of the share. Options granted under the scheme will vest at a date determined by the Board at the date of the grant. The options granted under the plan to date vest over a period of one to three years and have a five year term. There is no maximum number of shares authorized for awards of equity share options, and either authorized unissued shares of Ship Finance or treasury shares held by the Company may be used to satisfy exercised options.

During the year ended December 31, 2017, the Company granted additional option of a total of 113,000 options to officers and employees, pursuant to the Company's Share Option Scheme. The options have a five year term and a three year vesting period and the first options will be exercisable from September 2018 onwards. The initial strike price was $14.30 per share.

The following summarizes share option transactions related to the Option Scheme in 2017, 2016 and 2015:

	2017		2016		2015
	Options	Weighted average exercise price $	Options	Weighted average exercise price $	Options	Weighted average exercise price $
Options outstanding at beginning of year	279,000	13.03	125,000	12.56	189,000	13.17
Granted	113,000	14.30	279,000	14.38	—	—
Exercised	(7,500)	11.78	(125,000)	12.11	(64,000)	10.55
Forfeited	(15,000)	11.78	—	—	—	—
Options outstanding at end of year	369,500	12.20	279,000	13.03	125,000	12.56

Exercisable at end of year	85,500	11.43	—	—	125,000	12.56

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

The fair values of options granted are estimated on the date of the grant, using the Black-Scholes-Merton option valuation model. The fair values are then expensed over the periods in which the options vest. The weighted average fair value of options granted in 2017 was $3.77 per share as at grant-date (2016: $3.06; 2015: $nil). The weighted average assumptions used to calculate the fair values of the new options granted in 2017 were (a) risk free interest rate of 1.58% (2016: 1.08%; 2015: 0%); (b) expected share price volatility of 33.0% (2016: 31.3%; 2015: 0%); (c) expected dividend yield of 0% (2016: 0%; 2015: 0%) and (d) expected life of options 3.5 years (2016: 3.5 years ; 2015: nil).

The total intrinsic value of options exercised in 2017 was $0.02 million on the day of exercise (2016: $0.3 million; 2015: $0.3 million). The total amount of cash received from options exercised in 2017 was $0.1 million (2016: $0.1 million; 2015: $0.8 million).

As of December 31, 2017, there are 85,500 options fully vested but not exercised (2016: nil; 2015: 125,000 options) and their intrinsic value amounted to $0.3 million (2016: $nil ; 2015: $0.5 million). The weighted average remaining term of the vested exercisable options is 3.2 years as of December 31, 2017.

As of December 31, 2017, the unrecognized compensation costs relating to non-vested options granted under the Option Scheme was $0.5 million (2016: $0.5 million; 2015: $nil) and their intrinsic value amounted to $0.9 million (2016: $0.5 million; 2015: $nil). This cost will be recognized over the remaining vesting periods, which average 2.0 years (2016: 2.2 years; 2015: nil).

During the year ended December 31, 2017, the Company recognized an expense of $0.4 million in compensation cost relating to the stock options (2016: $0.4 million; 2015: $nil).

23.	RELATED PARTY TRANSACTIONS

The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the New York Stock Exchange in June 2004. A significant proportion of the Company's business continues to be transacted with related parties.

The Company has had transactions with the following related parties, being companies in which our principal shareholder Hemen and companies associated with Hemen have, or had, a significant direct or indirect interest:

–    Frontline
–    Frontline Shipping and Frontline Shipping II (collectively the Frontline Charterers)
–    Seadrill
–    NADL
–    Golden Ocean
–    Deep Sea (1)
–    United Freight Carriers ("UFC" - which is a joint venture approximately 50% owned by Golden Ocean)
–    Seatankers Management Co. Ltd. ("Seatankers")
–    NorAm Drilling
–    Golden Close

(1) From October 2017, Deep Sea was determined to no longer be a related party (see below).

The Consolidated Balance Sheets include the following amounts due from and to related parties, excluding direct financing lease balances (see Note 15: Investments in direct financing leases):

(in thousands of $)	2017	2016
Amounts due from:
Frontline Shipping	—	11,906
Frontline	5,579	3,008
Deep Sea	—	1,945
SFL Linus	3,559	660
SFL Deepwater	171	—
SFL Hercules	97	—
Golden Ocean	153	—
Other related parties	66	—
Total amount due from related parties	9,625	17,519
Loans to related parties - associated companies, long-term
SFL Deepwater	113,000	119,167
SFL Hercules	80,000	85,920
SFL Linus	121,000	125,000
Total loans to related parties - associated companies, long-term	314,000	330,087
Long-term receivables from related parties
Deep Sea	—	9,268
Total long-term receivables from related parties	—	9,268
Amounts due to:
Frontline Shipping	539	229
Frontline	147	493
Seatankers	60	79
Other related parties	111	49
Total amount due to related parties	857	850

SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries which are not fully consolidated but are accounted for under the equity method as at December 31, 2017. As described below in "Related party loans", at December 31, 2017 and 2016, the long-term loans from Ship Finance to SFL Deepwater, SFL Hercules, and SFL Linus are presented net of amounts due to them by Ship Finance on their respective current accounts.

Related party leasing and service contracts
One of the Company's offshore support vessels (2016: one) accounted for as a direct finance lease and four of the Company's offshore support vessels (2016: four) accounted for as operating leases were employed under long term charters to a subsidiary of Deep Sea. In June 2017, Deep Sea completed a merger with Solstad Offshore ASA and Farstad Shipping ASA, creating Solstad Farstad, with Hemen's shareholding in Solstad Farstad being below 20%. The Company determined that Solstad Farstad was not a related party as a result of the merger. Following the merger, Solship (formerly Deep Sea), a wholly owned subsidiary of Solstad Farstad, acts as charter guarantor under the long term charter agreements.

As at December 31, 2017, nine of the Company's vessels leased to Frontline Shipping (2016: 12) are recorded as direct financing leases. In addition, at December 31, 2017, eight dry bulk carriers were leased to a subsidiary of Golden Ocean under operating leases. Also at December 31, 2016, one vessel leased to Frontline Shipping was recorded as a held for sale asset.

At December 31, 2017, the balance of net investments in direct financing leases with Frontline Shipping was $314.0 million (2016: $411.1 million, including Deep Sea balance) of which $22.3 million (2016: $28.9 million) represents short-term maturities.

At December 31, 2017, the net book value of assets leased under operating leases to Golden Ocean was $233.7 million (2016: $328.6 million, including net book value of assets leased to Deep Sea).

In November 2016, the Company agreed to sell the VLCC Front Century to an unrelated party, and agreement was entered into with Frontline Shipping (the lessor) for the early termination of the charter upon delivery to the new owner, which occurred in March 2017. The Company had a carrying value of held for sale assets of $24.1 million as at December 31, 2016. There were no assets held for sale at December 31, 2017.

During the year ended December 31, 2016, the Company also earned income from another offshore support vessel leased to a subsidiary of Deep Sea, which was sold in February 2016, and from six dry bulk carriers leased to UFC on short-term charters, which all ended during 2016.

A summary of leasing revenues earned from the Frontline Charterers, Deep Sea, Golden Ocean and UFC is as follows:

(in millions of $)	2017	2016	2015
Operating lease income	59.4	65.3	42.9
Direct financing lease interest income	16.4	22.9	34.2
Finance lease service revenue	35.0	44.5	46.5
Direct financing lease repayments	25.1	30.3	35.9
Profit sharing revenues	5.8	51.5	59.6

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

On June 5, 2015, further amendments were made to the charter agreements relating to the remaining 17 vessels. The amendments, which are effective from July 1, 2015, and do not affect the duration of the leases, include reductions in the daily time-charter rates to $20,000 per day for VLCCs and $15,000 per day for Suezmax tankers. As consideration for the agreed amendments, the Company received 55 million ordinary shares in Frontline, the fair value of which amounted to $150.2 million, and also an increase in the profit sharing percentage (see below). The charters for three of the vessels were transferred from Frontline Shipping II to Frontline Shipping, which is now the charter counterparty for all of the vessels. As part of the amended agreement, Frontline was released from its guarantee obligations under the charters, and in exchange a dividend restriction was introduced on Frontline Shipping whereby it can only make distributions to its parent company if it can demonstrate it will have minimum free cash of $2 million per vessel both prior to and following (i) such distribution and (ii) the payment of the next hire due and any profit share accrued under the charters.

The Company's holding of Frontline ordinary shares represented approximately 27.73% of the issued share capital of Frontline at the time of receipt in June 2015. On November 30, 2015, Frontline merged with Frontline 2012 and increased its issued share capital, reducing the Company's holding to approximately 7.03%. Accordingly, from June 5, 2015, to November 30, 2015, the Company's shareholding was accounted for as an investment in associated companies (see Note 16: Investment in associated companies). Since December 1, 2015, the Company's holding of Frontline shares has been held under available-for-sale securities (see Note 11: Available-for-sale securities). In February 2016, Frontline enacted a 1-for-5 reverse stock split of its ordinary shares, and the Company's holding in Frontline now consists of 11 million ordinary shares. In the year ended December 31, 2017, the Company received dividend income totaling $3.3 million (2016: $11.6 million) on these shares. As disclosed in Note 16: Investment in Associated Companies, the dividend received from Frontline in December 2015 was recorded against the carrying value of this investment.

Prior to December 31, 2011, Frontline Shipping and Frontline Shipping II paid the Company profit sharing of 20% of their earnings on a time-charter equivalent basis from their use of the Company's fleet above average threshold charter rates each fiscal year. The amendments to the charter agreements made on December 30, 2011, increased the profit sharing percentage to 25% for future earnings above those threshold levels. Of the $106 million compensation payment received, $50 million represented a non-refundable advance relating to the new 25% profit sharing agreement. The amendments to the charter agreements effective from July 1, 2015, increased the profit sharing percentage from 25% to 50% for earnings above the new reduced time-charter rates, calculated and payable on a quarterly basis. The Company earned and recognized profit sharing revenue under the 50% arrangement of $5.6 million in the year ended December 31, 2017 (2016: $50.9 million; 2015: $37.3 million).

The amendments to the charter agreements effective from January 1, 2012, additionally provided that for the four year period of the temporary reduction in charter rates, Frontline Shipping and Frontline Shipping II would pay the Company 100% of any earnings on a time-charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day per vessel. This arrangement was discontinued from July 1, 2015, when the amendments agreed in June 2015 became effective. In the year ended December 31, 2015, the Company earned and recognized a total of $19.9 million in revenue under this arrangement, which is also reported under "Profit sharing revenues" (2017:$nil; 2016: $nil).

In the event that vessels on charter to the Frontline Charterers are agreed to be sold, the Company may either pay or receive compensation for the early termination of the lease. In March 2017, May 2017, June 2017 and August 2017, Front Century, Front Brabant, Front Scilla and Front Ardenne on charter to Frontline Shipping were sold and their leases canceled, with agreed termination fees received of $4.1 million, $3.6 million, $6.5 million and $4.8 million, respectively.

In July 2016, the VLCC Front Vanguard on charter to Frontline Shipping was sold and its lease canceled, with an agreed termination fee of $0.3 million received.

In September 2015, October 2015 and December 2015, the Suezmax tankers Front Glory, Front Splendour and Mindanao on charter to Frontline Shipping were sold and their leases canceled, with agreed termination fees paid of $2.2 million, $1.3 million and $3.3 million, respectively.

In December 2015, Frontline redeemed in full the loan notes received by the Company on the sale of three VLCCs in 2014 and on the sale of two VLCCs in 2013. The aggregate amount received in 2015 on redemption was $113.2 million, including accrued interest of $0.5 million. At the time of the redemption, the loan notes had a carrying value of $83.8 million, resulting in a gain of $28.9 million on disposal.

In February 2016, the offshore support vessel Sea Bear on charter to a subsidiary of Deep Sea was sold and its lease canceled. An agreed termination fee was received in the form of loan notes from Deep Sea, receivable over the approximately six remaining years of the canceled lease. The initial face value of the notes received, on which interest at 7.25% is receivable, was $14.6 million and their initial fair value of $11.6 million was determined from analysis of projected cash flows, based on factors including the terms, provisions and other characteristics of the notes, default risk of the issuing entity, the fundamental financial and other characteristics of that entity, and the current economic environment and trading activity in the debt market. From October 2017, due to the merger of Deep Sea, Solstad Offshore ASA and Farstad Shipping ASA, this loan note is no longer considered a related party receivable. The Company received $0.4 million interest on the loan note in 2017 up until it was considered a related party receivable (2016: $0.9 million).

In the year ended December 31, 2017, the Company had five other offshore support vessels on long-term bareboat charters to a subsidiary of Deep Sea. In July 2016, the Company agreed to amend the terms of the charters, which were scheduled to end between September 2019 and January 2020. Under the amended agreements, the charter rates have been temporarily reduced until May 2018, in exchange for extending the original charter periods by three years and introducing a 50% profit share on charter revenues earned by the vessels above the new base charter rates, calculated on a time-charter equivalent basis. In the year ended December 31, 2017, the Company earned no income under this arrangement (2016: $nil; 2015: $nil). In June 2017, the Company agreed to further amend the terms of the charters, including a temporary reduction of the charter rates from June 2018 until December 2021, in exchange for extending charters to December 2027 and the introduction of a minimum fixed price put option at expiry of the charters. From October 2017, due to the merger of Deep Sea, Solstad Offshore ASA and Farstad Shipping ASA, these charter agreements are no longer considered a related party transaction.

In the year ended December 31, 2017, the Company had eight dry bulk carriers operating on time-charters to a subsidiary of Golden Ocean, which include profit sharing arrangements whereby the Company earns a 33% share of profits earned by the vessels above threshold levels. In the year ended December 31, 2017, the Company earned $0.2 million income under this arrangement (2016: $nil; 2015: $nil).

Until their short-term charters ended on the relevant dates during 2016, the Company had up to six dry bulk carriers operating on time-charters to UFC during 2016, which included profit-sharing arrangements whereby the Company earned a 50% share of profits earned by the vessels above threshold levels. In the year ended December 31, 2016, the Company earned and recognized $0.6 million under this arrangement (2015: $2.5 million).

As at December 31, 2017, the Company owes a total of $0.3 million (2016: was owed $11.9 million) to Frontline Shipping in respect of leasing contracts and profit share.

At December 31, 2017, the Company was owed $5.6 million (2016: $3.0 million) by Frontline in respect of various short-term items, including vessel management fees and items relating to the operation of vessels trading in a pool with two vessels owned by Frontline.

At December 31, 2016, the Company was owed $1.9 million by Deep Sea and affiliates, including the $1.4 million carrying value of the short-term portion of the loan notes receivable from Deep Sea. From October 2017, due to the merger of Deep Sea, Solstad Offshore ASA and Farstad Shipping ASA, these amounts owed to the Company are no longer considered a related party transaction and the loan note receivable is disclosed as a long term asset.

At December 31, 2017, the Company was owed $3.6 million (2016: $0.7 million), $0.2 million (2016: $nil) and $0.1 million (2016: $nil) by SFL Linus, SFL Deepwater and SFL Hercules respectively in addition to the loan due to the Company - see below.

The vessels leased to Frontline Shipping are on time charter terms and for each such vessel the Company pays a fixed management/operating fee of $9,000 per day to Frontline Management (Bermuda) Ltd. ("Frontline Management"), a wholly owned subsidiary of Frontline. This daily fee has been payable since July 1, 2015, when amendments to the charter agreements became effective, before which the fixed daily fee was $6,500 per day. An exception to this arrangement is for any vessel leased to Frontline Shipping which is sub-chartered on a bareboat basis, for which there is no management fee payable for the duration of the bareboat sub-charter. In addition, during the year ended December 31, 2017, the Company also had eight container vessels, 11 dry bulk carriers, two Suezmax tankers, two car carriers and two product tankers operating on time charter or in the spot market, for which the supervision of the technical management was sub-contracted to Frontline Management. In the year ended December 31, 2017, total management fees paid to Frontline Management amounted to $36.5 million (2016: $45.9 million; 2015: $48.0 million).

The vessels leased to a subsidiary of Golden Ocean are on time charter terms and for each vessel the Company pays a fixed management/operating fee of $7,000 per day to Golden Ocean Group Management (Bermuda) Ltd. ("Golden Ocean Management"), a wholly-owned subsidiary of Golden Ocean. Additionally, in the year ended December 31, 2017, the Company had eight container vessels and 14 dry bulk carriers operating on time-charters, for which part of the operational management was sub-contracted to Golden Ocean Management. In the year ended December 31, 2017, total management fees paid to Golden Ocean Management amounted to approximately $21.2 million (2016: $21.3 million; 2015: $9.0 million). Management fees are classified as vessel operating expenses in the consolidated statements of operations.

The Company operates the Suezmax tankers Glorycrown and Everbright in the spot market (until the latter commenced a two year time charter in January 2016) and pays Frontline and its subsidiaries, a management fee of 1.25% of chartering revenues. In 2017, $0.3 million was paid to Frontline pursuant to this arrangement (2016: $0.4 million; 2015: $0.4 million).

In 2017, the Company also paid $0.3 million to Frontline Management (2016: $0.6 million, 2015: $0.5 million) for administrative services, including corporate services, and $0.1 million to Seatankers (2016: $0.3 million; 2015: $nil) for the provision of advisory and support services.

The Company pays fees to Frontline Management for the management supervision of some of its newbuildings, which in 2017 amounted to $1.0 million (2016: $nil; 2015: $0.1 million).

In the year ended December 31, 2017, the Company paid $0.3 million to Seatankers Management Norway AS (2016: $0.3 million to Frontline Management AS; 2015: $0.4 million to Frontline Management AS) for the provision of office facilities in Oslo, and $0.2 million to Frontline Corporate Services Ltd (2016: $0.2 million to Arcadia Petroleum Limited; 2015: $nil to Arcadia Petroleum Limited) for the provision of office facilities in London.

As at December 31, 2017, the Company owes Frontline Management and Frontline Management AS a combined total of $0.1 million (2016: $0.5 million) for various items, including technical supervision fees and office costs. At December 31, 2017, the Company also owes Seatankers $0.1 million (2016: $0.1 million) for advisory and support services.

On October 5, 2016, the Company issued a senior unsecured convertible bond loan totaling $225.0 million. In conjunction with the bond issue, the Company loaned up to 8,000,000 of its common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. The shares that were lent by the Company were initially borrowed from Hemen, the largest shareholder of the Company, for a one-time loan fee of $120,000. In November 2016, the Company issued 8,000,000 new shares, to replace the shares borrowed from Hemen and received $80,000 from Hemen.

In the year ended December 31, 2017 , in addition to the above, the Company also paid $0.4 million to a subsidiary of Seadrill for the provision of management services for the jack-up drilling rig Soehanah.

Related party loans – associated companies
Ship Finance has entered into agreements with SFL Deepwater, SFL Hercules and SFL Linus granting them loans of $145.0 million, $145.0 million and $125.0 million, respectively. The loans to SFL Deepwater and SFL Hercules are fixed interest rate loans, and the loan to SFL Linus was interest free until the newbuilding jack-up drilling rig was delivered to that company, since when it has been a fixed interest rate loan. These loans are repayable in full on October 1, 2023, October 1, 2023 and June 30, 2029, respectively, or earlier if the companies sell their drilling units. The outstanding loan balances as at December 31, 2017, were $113.0 million, $80.0 million, and $121.0 million for SFL Deepwater, SFL Hercules and SFL Linus, respectively. Ship Finance is entitled to take excess cash from these companies, and such amounts are recorded within their current accounts with Ship Finance. The loan agreements specify that the balance on the current accounts will have no interest applied and will be settled by offset against the eventual repayments of the fixed interest loans. In the year ended December 31, 2017, the Company received interest income on these loans of $5.4 million from SFL Deepwater (2016: $6.5 million; 2015: $6.5 million), $4.3 million from SFL Hercules (2016: $6.5 million; 2015: $6.5 million) and $5.5 million from SFL Linus (2016: $5.6 million, 2015: $5.6 million) totaling $15.2 million (2016: $18.7 million; 2015: $18.7 million).
Related party purchases and sales of vessels
No vessels were acquired from or sold to related parties in the years ended December 31, 2017 and December 31, 2016. In the third quarter of 2015, the Company acquired eight Capesize dry bulk carriers from subsidiaries of Golden Ocean for a total acquisition cost of $272.0 million. The vessels were immediately chartered back to a subsidiary of Golden Ocean on ten year time charters, at base charter rates of $17,600 per day for the first seven years and $14,900 per day thereafter. The charters also included an interest adjustment clause, whereby the base charter rates are adjusted based on the actual LIBOR compared to a base LIBOR. In addition, the Company will receive a 33% profit share of revenues above the interest adjusted base charter rates payable by the charterer. Golden Ocean was granted an option to purchase all eight of the vessels at the expiry of the charters. If the purchase option is not exercised, Ship Finance has the option to extend the charters for an additional three years at the rate of $14,900 per day per vessel.
Other related party investments
In November 2016, the Company acquired approximately 12 million shares in NorAm Drilling for a consideration of approximately $0.7 million. This investment, on which no dividend was received in the year ended December 31, 2017, is included in "Available-for-sale securities" (see Note 11). The Company also holds within "Available-for-sale securities" 5.7 million $1 senior secured corporate bonds in NorAm Drilling due 2019, on which interest amounting to $0.5 million was earned in the year ended December 31, 2017 (2016: $0.5 million; 2015: $0.6 million). In addition, the Company earned other income of $0.1 million in the year ended December 31, 2017, (2016: $nil).

During the year ended December 31, 2017, the Company received 8.9 million shares in Golden Close as part of a bond restructuring undertaken by Golden Close. These shares, on which no dividend income was received in the year ended December 31, 2017, represent approximately 20% of the outstanding shares in the company. The Company's investments in convertible and secured notes issued by Golden Close are held as available-for-sale securities and have a carrying value of $28.4 million (2016: $23.2 million). The Company recorded interest income on these notes of $0.6 million in the year ended December 31, 2017 (2016: $0.2 million). An impairment charge of $0.6 million (2016: $nil) was made against the share investment and $1.0 million against the bond investments the year ended December 31, 2017 (2016: $nil).

In June 2017, the Company facilitated a performance guarantee in favour of an oil company relating to a new contract for the drillship Deepsea Metro 1, which is owned by Golden Close. The guarantee had a maximum liability limited to $18.0 million, a maturity of up to six months, and was secured under a first lien mortgage over the drillship, ranking ahead of other secured claims. In the year ended December 31, 2017, the Company recorded net fee income of $0.4 million for facilitating the guarantee. The performance guarantee agreement was terminated in September 2017.

24.	FINANCIAL INSTRUMENTS

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates and exchange rates. The Company has a portfolio of swaps which swap floating rate interest to fixed rate, and which also fix the Norwegian kroner to US dollar exchange rate applicable to the interest payable and principal repayment on the NOK bonds. From a financial perspective these swaps hedge interest rate and exchange rate exposure. The counterparties to such contracts are DNB Bank, Nordea Bank Finland Plc., ABN AMRO Bank N.V., NIBC Bank N.V., Skandinaviska Enskilda Banken AB (publ), ING Bank N.V., Danske Bank A/S, Swedbank AB (publ), Credit Agricole Corporate & Investment Bank and Commonwealth Bank of Australia. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered not to be substantial as the counterparties are all banks which have provided the Company with loans.

The following tables present the fair values of the Company's derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	2017	2016
Designated derivative instruments -short-term assets:
Interest rate swaps	108	110
Total derivative instruments - short-term assets	108	110
Designated derivative instruments -long-term assets:
Interest rate swaps	5,136	4,540
Non-designated derivative instruments -long-term assets:
Interest rate swaps	3,211	1,502
Total derivative instruments - long-term assets	8,347	6,042

(in thousands of $)	2017	2016
Designated derivative instruments -short-term liabilities:
Interest rate swaps	248	—
Cross currency interest rate swaps	—	37,101
Non-designated derivative instruments -short-term liabilities:
Interest rate swaps	255	—
Cross currency interest rate swaps	—	2,208
Total derivative instruments - short-term liabilities	503	39,309
Designated derivative instruments -long-term liabilities:
Interest rate swaps	5,109	10,134
Cross currency interest rate swaps	36,120	41,716
Non-designated derivative instruments -long-term liabilities:
Interest rate swaps	553	1,388
Cross currency interest rate swaps	6,836	8,218
Total derivative instruments - long-term liabilities	48,618	61,456

Interest rate risk management
The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. At December 31, 2017, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR or NIBOR, as summarized below. The summary includes all swap transactions, most of which are hedges against specific loans.

Notional Principal (in thousands of $)	Inception date	Maturity date	Fixed interest rate
$25,588 (reducing to $24,794)	March 2008	August 2018	4.05% - 4.15%
$26,324 (reducing to $23,394)	April 2011	December 2018	2.13% - 2.80%
$38,985 (reducing to $34,044)	May 2011	January 2019	0.80% - 2.58%
$100,000 (remaining at $100,000)	August 2011	August 2021	2.50% - 2.93%
$133,400 (terminating at $79,733)	May 2012	August 2022	1.76% - 1.85%
$100,000 (remaining at $100,000)	March 2013	April 2023	1.85% - 1.97%
$151,008 (equivalent to NOK900 million)	March 2014	March 2019	6.03%	*
$100,938 (reducing to $70,125)	December 2016	December 2021	2.29% - 2.63%
$104,125 (reducing to $70,125)	January 2017	January 2022	1.82% - 1.99%
$29,120 (reducing to $19,413)	September 2015	March 2022	1.67%
$187,031 (reducing to $149,844)	February 2016	February 2021	1.07% - 1.26%
$63,987 (equivalent to NOK500 million)	October 2017	March - June 2020	6.86% - 6.96%	*

*
These swaps relate to the NOK900 million and NOK500 million unsecured bonds due 2019 and 2020, respectively, and the fixed interest rates paid are exchanged for NIBOR plus the margin on the bonds. For the remaining swaps the fixed interest rate paid is exchanged for LIBOR, excluding margin on the underlying loans.

The total notional principal amount subject to swap agreements as at December 31, 2017, was $1.1 billion (2016: $1.2 billion).

Foreign currency risk management
The Company has entered into currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner, which are designated as hedges against the NOK900 million and NOK500 million senior unsecured bonds due 2019 and 2020, respectively.

Principal Receivable	Principal Payable	Inception date	Maturity date
NOK900 million	US$151.0 million	March 2014	March 2019
NOK500 million	US$64.0 million	October 2017	March - June 2020

Apart from the NOK900 million and NOK500 million senior unsecured bonds due 2019 and 2020, respectively, the majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company's cash flows, financial condition and results of operations.

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities at December 31, 2017, and 2016, are as follows:

	2017	2017	2016	2016
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available-for-sale securities	93,802	93,802	118,489	118,489
Floating rate NOK bonds due 2017	—	—	65,445	65,955
Floating rate NOK bonds due 2019	92,477	92,709	87,801	86,026
Floating rate NOK bonds due 2020	61,001	61,306	—	—
3.25% unsecured convertible bonds due 2018	63,218	71,662	184,202	201,206
5.75% unsecured convertible bonds due 2021	225,000	242,719	225,000	224,366
Derivatives:
Interest rate/ currency swap contracts – short-term receivables	108	108	110	110
Interest rate/ currency swap contracts – long-term receivables	8,347	8,347	6,042	6,042
Interest rate/ currency swap contracts – short-term payables	503	503	39,309	39,309
Interest rate/ currency swap contracts – long-term payables	48,618	48,618	61,456	61,456

The above short-term receivables relating to interest rate/ currency swap contracts at December 31, 2017, all relate to designated hedges. The above long-term receivables relating to interest rate/ currency swap contracts at December 31, 2017, include $3.2 million which relates to non-designated swap contracts (2016: $1.5 million), with the balance relating to designated hedges. The above short-term payables relating to interest rate/ currency swap contracts at December 31, 2017, include $0.3 million which relates to non-designated swap contracts (2016: $$2.2 million), with the balance relating to designated hedges. The above long-term payables relating to interest rate/ currency swap contracts at December 31, 2017, include $7.4 million which relates to non-designated swap contracts (2016: $9.6 million), with the balance relating to designated hedges.

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

The above fair values of financial assets and liabilities as at December 31, 2017, are measured as follows:

		Fair value measurements using
	December 31, 2017	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)		(Level 1)	(Level 2)	(Level 3)
Assets:
Available-for-sale securities	93,802	93,802
Interest rate/ currency swap contracts – short-term receivables	108		108
Interest rate/ currency swap contracts - long-term receivables	8,347		8,347
Total assets	102,257	93,802	8,455	—
Liabilities:
Floating rate NOK bonds due 2017	—	—
Floating rate NOK bonds due 2019	92,709	92,709
Floating rate NOK bonds due 2020	61,306	61,306
3.25% unsecured convertible bonds due 2018	71,662	71,662
5.75% unsecured convertible bonds due 2021	242,719	242,719
Interest rate/ currency swap contracts – short-term payables	503		503
Interest rate/ currency swap contracts – long-term payables	48,618		48,618
Total liabilities	517,517	468,396	49,121	—

The above fair values of financial assets and liabilities as at December 31, 2016, were measured as follows:

		Fair value measurements using
	December 31, 2016	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)		(Level 1)	(Level 2)	(Level 3)
Assets:
Available-for-sale securities	118,489	118,489		—
Interest rate/ currency swap contracts – short-term receivables	110		110
Interest rate/ currency swap contracts – long-term receivables	6,042		6,042
Total assets	124,641	118,489	6,152	—
Liabilities:
Floating rate NOK bonds due 2017	65,955	65,955
Floating rate NOK bonds due 2019	86,026	86,026
3.25% unsecured convertible bonds due 2018	201,206	201,206
5.75% unsecured convertible bonds due 2021	224,366	224,366
Interest rate/ currency swap contracts – short-term payables	39,309		39,309
Interest rate/ currency swap contracts – long-term payables	61,456		61,456
Total liabilities	678,318	577,553	100,765	—

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

Available-for-sale securities consist of (i) listed Frontline shares (ii) NorAm Drilling shares traded in the OTC market (iii) Golden Close shares traded in the OTC market and (iv) listed and unlisted corporate bonds. The fair value of the Frontline and NorAm shares and the listed and unlisted corporate bonds consists of their aggregate market value as at the balance sheet date.

The estimated fair values for the floating rate NOK bonds due 2017, 2019 and 2020, and the 3.25% and 5.75% unsecured convertible bonds are based on the quoted market prices as at the balance sheet date.

The fair value of interest rate and currency swap contracts is calculated using established independent valuation technique applied to contracted cash flows and LIBOR/NIBOR interest rates as at the balance sheet date.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Skandinaviska Enskilda Banken, ABN AMRO, Nordea, Bank of Valletta and Credit Agricole Corporate and Investment Bank. However, the Company believes this risk is remote, as these financial institutions are established and reputable establishments with no prior history of default. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk.

There is also a concentration of revenue risk with certain customers to whom the Company has chartered multiple vessels:

In the year ended December 31, 2017, Frontline Shipping accounted for approximately15% of our consolidated operating revenues (2016: 28%, 2015: 33%). Frontline Shipping is a 100% owned subsidiary of Frontline, but the performance under the leases is not guaranteed by Frontline following amendments agreed in 2015. There is no requirement for a minimum cash balance in Frontline Shipping, but in exchange for releasing the guarantee a dividend restriction was introduced on Frontline Shipping whereby it can only make distributions to its parent company if it can demonstrate it will have minimum free cash of $2 million per vessel both prior to and following (i) such distribution and (ii) the payment of the next hire due and any profit share accrued under the charters. Due to the current depressed tanker market, there is a risk that Frontline Shipping may not have sufficient funds to pay the agreed charterhires. However, the performance under the fixed price agreements with Frontline Management whereby we pay management fees of $9,000 per day for each vessel to cover all operating costs including drydocking costs, is guaranteed by Frontline.

In the year ended December 31, 2017, the Company had eight Capesize dry bulk carriers leased to a subsidiary of Golden Ocean which accounted for approximately 14% of our consolidated operating revenues (2016: 12%, 2015: 5%). The Company also had 12 container vessels on long-term bareboat charters to MSC, which accounted for approximately 10% of our consolidated operating revenues in the year ended December 31, 2017 (2016: 4%, 2015: 4%).

In addition, a significant portion of our net income is generated from our associated companies that lease rigs to subsidiaries of Seadrill including NADL, which is fully guaranteed by Seadrill. In the year ended December 31, 2017, income from our associated companies accounted for 38.6% of our net income (2016: 31.7%, 2015: 24.7%).

The Company and three of the Company's subsidiaries, who own and lease the drilling rigs West Linus, West Hercules and West Taurus to subsidiaries of Seadrill, agreed to the Restructuring Plan announced by Seadrill in September 2017. As part of the agreement, Ship Finance and its relevant subsidiaries have agreed to reduce the contractual charter hire payable by the relevant Seadrill subsidiaries by approximately 29% for five years starting in 2018, with the reduced amounts added back in the period thereafter. The call options on behalf of the Seadrill subsidiaries under the relevant leases were also amended as part of the Restructuring Plan. The leases for West Hercules and West Taurus will be extended for a period of 13 months until December 2024, with amended purchase obligations at the new expiry of the charters. Concurrently, the banks who finance the three rigs also agreed to extend the loan period by approximately four years under each of the facilities, with reduced amortization in the extension period compared to the current amortization. The above amendments are subject to approval by the court of the Restructuring Plan. If the Restructuring Plan is terminated or not approved by the court, the Company's income generated from associated companies could be reduced or eliminated and could also result in a default under the respective loan facilities provided by the banks in these associated companies resulting in them calling on guarantees provided by the Company.

As discussed in Note 25: Commitments and Contingent Liabilities, the Company, at December 31, 2017, guaranteed a total of $235.0 million (December 31, 2016: $240.0 million) of the bank debt in these companies and had outstanding receivable balance on loans granted by the Company to these associated companies totaling $317.8 million (December 31, 2016: $330.7 million). The loans granted by the Company are considered not impaired at December 31, 2017, due to the fair value of ultra deepwater drilling rigs owned by SFL Deepwater and SFL Hercules exceeding the book values at December 31, 2017 and due to current employment under a sub-charter and generally high utilization rates for the type of harsh environment jack-up rig in SFL Linus.

25.	COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

2017
Book value of consolidated assets pledged under ship mortgages (see Note 19)	$1,908 million

Of the above, $1,576.3 million relates to assets recorded as vessels and equipment and $331.3 million relates to assets accounted for as investments in direct financing leases.

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
SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries of the Company, which are accounted for using the equity method. Accordingly, their assets and liabilities are not consolidated in the Company's Consolidated Balance Sheets, but are presented on a net basis under "Investment in associated companies" - see Note 16. As at December 31, 2017, their combined bank borrowings amounted to $785.8 million and the Company guaranteed $235.0 million of this debt which is secured by first priority mortgages over the relevant rigs. In September 2017, amendments were made to the facility agreements whereby the minimum guarantee amounts were fixed at $75 million for SFL Deepwater, $70 million for SFL Hercules and $90 million for SFL Linus, and increased by any net cash amounts received by the Company from the relevant subsidiaries.
In addition, the Company has assigned all claims it may have under its secured loans to SFL Deepwater, SFL Hercules and SFL Linus, in favor of the lenders under the respective credit facilities. These loans had a total outstanding balance of $317.8 million at December 31, 2017 (2016: $330.7 million) and are secured by second priority mortgages over each of the rigs, which have been assigned to the lenders under the respective credit facilities. The lenders under the respective credit facilities have also been granted a first priority pledge over all shares of the relevant asset owning subsidiaries.

At December 31, 2017, the Company had no commitments under contracts to acquire newbuilding vessels (2016: $76.1 million). There were no other material contractual commitments at December 31, 2017.

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

As at December 31, 2017, the Company's consolidated financial statements included 21 variable interest entities, all of which are wholly-owned subsidiaries. These subsidiaries own vessels with existing charters during which related and third parties have fixed price options to purchase the respective vessels, at dates varying from April 2018 to July 2025. It has been determined that the Company is the primary beneficiary of these entities, as none of the purchase options are deemed to be at bargain prices and none of the charters include sales options.

At December 31, 2017, one of the consolidated variable interest entities has a vessel which is accounted for as a direct financing lease asset. The vessel had a carrying value of $2.9 million, unearned lease income of $1.4 million and estimated residual value of $1.8 million. The vessel had no outstanding loan balance as at December 31, 2017.

The other 20 fully consolidated variable interest entities own vessels which are accounted for as operating lease assets, with a total net book value at December 31, 2017, of $457.0 million. The outstanding loan balances in these entities amounted to a total of $187.7 million, of which the short-term portion was $13.9 million as at December 31, 2017.

27.	SUBSEQUENT EVENTS

In February 2018, the Company redeemed the full outstanding amount under the 3.25% senior unsecured convertible bonds due 2018. The remaining outstanding principal amount of $63.2 million was paid in cash, and the premium settled in common shares with the issue of 651,365 new shares.

In February 2018, the Company sold the 1999-built VLCC Front Circassia to an unrelated third party. The net sale proceeds were approximately $17.5 million, and in addition, the Company will receive an interest bearing loan note of approximately $8.9 million from Frontline Shipping as compensation for the early termination of the charter.

In February 2018, Seadrill announced that it had succeeded in reaching a global settlement with an ad hoc group of bondholders, the official committee of unsecured creditors, and other major creditors in its chapter 11 cases. As a result of the settlement, approximately 70% of Seadrill's bondholders by principal amount have now signed up to the Restructuring Plan to support the restructuring. Ship Finance and approximately 99% of Seadrill's bank lenders by principal amount had previously signed and remain party to the Restructuring Plan.

On February 27, 2018, the Board of Ship Finance declared a dividend of $0.35 per share which will be paid in cash on or around March 27, 2018.

In March 2018, the Company announced that it has agreed to acquire a fleet of 15 second-hand feeder size container vessels, ranging from 1,100 TEU to 4,400 TEU, in combination with long term bareboat charters to a leading container line. Delivery of the vessels to the Company is expected in April 2018.

In March 2018, the Company announced that it has agreed to sell the 1,700 TEU container vessel SFL Avon to an unrelated third party. The net sales proceeds will be approximately $12.5 million. Delivery to the new owner is expected in April 2018, and the Company expects a minor book gain in connection with the sale.