Form 20-F
period 2018-12-31
Ship Finance International LTD
filed 2019-03-26
CIK 1289877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2018

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

James Ayers Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda Tel: +1 (441)295-9500, Fax: +1(441)295-3494
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

119,373,064	Common Shares, $0.01 Par Value

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
[ X ] Yes  [   ] No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
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

▪	changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs;

▪	performance of the Company’s charterers and other counterparties with whom the Company deals;

▪	the impact of any restructuring of the counterparties with whom the Company deals, including any ongoing restructurings of Deep Sea Supply Shipowing II AS and Solstad Offshore ASA or Solstad;

▪	timely delivery of vessels under construction within the contracted price;

▪	changes in governmental rules and regulations or actions taken by regulatory authorities;

ii

▪	potential liability from pending or future litigation;

▪	general domestic and international political conditions;

▪	potential disruption of shipping routes due to accidents; and

▪	piracy or political events.
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

A. SELECTED FINANCIAL DATA

Our selected income statement and cash flow statement data with respect to the fiscal years ended December 31, 2018, 2017 and 2016 and our selected balance sheet data with respect to the fiscal years ended December 31, 2018 and 2017 have been derived from our consolidated financial statements included in Item 18 of this annual report, prepared in accordance with accounting principles generally accepted in the United States, which we refer to as US GAAP.

The selected income statement and cash flow statement data for the fiscal years ended December 31, 2015 and 2014 and the selected balance sheet data for the fiscal years ended December 31, 2016, 2015 and 2014 have been derived from our consolidated financial statements not included herein.  The following table should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and our consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(in thousands of dollars except common share and per share data)
Income Statement Data:
Total operating revenues	418,712	380,878	412,951	406,740	327,487
Net operating income	117,615	154,626	168,089	166,046	145,146
Net income	73,622	101,209	146,406	200,832	122,815
Earnings per share, basic	$0.70	$1.06	$1.57	$2.15	$1.32
Earnings per share, diluted	$0.69	$1.03	$1.50	$1.88	$1.24
Dividends declared	149,261	152,907	168,289	162,594	152,142
Dividends declared per share	$1.40	$1.60	$1.80	$1.74	$1.63

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(in thousands of dollars except common share and per share data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	211,394	153,052	62,382	70,175	50,818
Vessels and equipment, net (including newbuildings)	1,559,712	1,762,596	1,770,616	1,681,466	1,464,700
Vessels and equipment under capital lease, net	749,889	—	—	—	—
Investment in direct financing and sales-type leases (including current portion)	802,159	618,071	556,035	511,443	746,531
Investment in associated companies (including loans and receivables)	366,907	328,505	330,877	495,479	399,488
Total assets	3,877,845	3,012,082	2,937,377	3,032,554	3,004,596
Short and long term debt (including current portion)	1,437,080	1,504,007	1,552,874	1,634,205	1,695,501
Capital lease obligations (including current portion)	1,172,051	239,607	122,403	—	—
Share capital	1,194	1,109	1,015	93,468	93,404
Stockholders' equity	1,180,032	1,194,997	1,134,095	1,241,810	1,153,492
Common shares outstanding (1)	119,373,064	110,930,873	101,504,575	93,468,000	93,404,000
Weighted average common shares outstanding(1)	105,897,798	95,596,644	93,496,744	93,449,904	93,330,622

Cash Flow Data:
Cash provided by operating activities	200,975	177,796	230,073	258,401	132,401
Cash provided by (used in) investing activities	(866,564)	48,362	39,399	(205,782)	(21,940)
Cash provided by (used in) financing activities	724,931	(135,488)	(277,265)	(33,262)	(118,284)

Note 1: The number of common shares outstanding at December 31, 2018 and 2017 includes 8,000,000 shares issued as part of a share lending arrangement relating to the issue in October 2016 of our 5.75% senior unsecured convertible bonds and 3,765,842 shares issued as of December 31, 2018 from up to 7,000,000 shares issuable under a share lending arrangement relating to the Company's issuance of its 4.875% senior unsecured convertible bonds in April and May 2018. These shares are owned by the Company and will be returned on or before maturity of the bonds in 2021 and 2023. Accordingly, they are not included in the weighted average number of common shares outstanding at December 31, 2018 and 2017.

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

Our assets are primarily engaged in transporting crude oil and oil products, dry bulk and containerized cargoes, and in offshore drilling and related activities. The following summarizes the risks that may materially affect our business, financial condition or results of operations.  Unless otherwise indicated in this annual report on Form 20-F, all information concerning our business and our assets is as of March 26, 2019.

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
In China, a transformation of the Chinese economy is underway, as China transforms from a production-driven economy towards a service or consumer-driven economy. The Chinese economic transition implies that we do not expect the Chinese economy to return to double digit GDP growth rates in the near term. The quarterly year-over-year growth rate of China's GDP decreased to 6.6% for the year ending December 31, 2018 as compared to 6.9% for the year ending December 31, 2017 and continues to remain below pre-2008 levels. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness.

While the recent developments in Europe and China have been without significant immediate impact on our charter rates, an extended period of deterioration in the world economy could reduce the overall demand for our services. Such changes could adversely affect our future performance, results of operations, cash flows and financial position.

The United Kingdom’s decision to leave the European Union following a referendum in June 2016 (“Brexit”), contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets. We believe that these effects of Brexit won’t materially affect our business, results of operations and financial condition.

Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated the United States may seek to implement more protective trade measures. President Trump was elected on a platform promoting trade protectionism. The results of the presidential election have thus created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, on January 23, 2017, President Trump signed an executive order withdrawing the United States from the Trans- Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. In March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally. Most recently, in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a)the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition.

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

As of December 31, 2018, we had total outstanding indebtedness of $2.1 billion under our various credit facilities and bond loans, including our equity-accounted subsidiaries and a further $1.2 billion of capital lease obligations.

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

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our tankers and other vessels operate, and the country or countries in which such vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast and bilge water management. These regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard, or the USCG, and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002, and regulations of the International Maritime Organization, or IMO, including the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention for the Prevention of Pollution from Ships of 1973, or MARPOL, including the designation thereunder of Emission Control Areas, or ECAs, the International Convention on Civil Liability for Oil Pollution Damage of 1969, or CLC, and the International Convention on Load Lines of 1966. In particular, MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships will take effect March, 1 2020 may cause us to incur substantial costs. Compliance with these regulations could have a material adverse effect our business and financial results.

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

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages and third-party claims for personal injury or property damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our current or historic operations. We could also incur substantial penalties, fines and other civil or criminal sanctions, including in certain instances seizure or detention of our vessels, as a result of violations of or liabilities under environmental laws, regulations and other requirements. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. For example, OPA affects all vessel owners shipping oil to, from or within the United States.  Under OPA, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile exclusive economic zone around the United States. Similarly, the CLC, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability. Furthermore, the 2010 explosion of the drilling rig Deepwater Horizon, which is unrelated to Ship Finance, and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping and offshore industries and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, and could harm our reputation with current or potential charterers of our vessels. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and available cash.

Regulations relating to ballast water discharge coming into effect during September 2019 may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. We currently have 18 vessels that do not comply with the updated guideline and where the cost of complying rests with the owner. Such costs may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water within two years.  The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

We currently have 11 vessels that are on fixed price management agreements with Frontline Management (Bermuda) Ltd., or Frontline Management, and Golden Ocean Group Management (Bermuda) Ltd, or Golden Ocean Management, which include the cost of complying with regulations. We have an additional 38 vessels and three drilling rigs employed under bareboat charters where the cost of fitting ballast water treatment systems would lie with the charterer, if such vessel is still employed under the relevant bareboat charter at the time the regulations become applicable. We also have 34 vessels employed in the spot market or under time charter agreements. These have either already been fitted with ballast water treatment systems or will have them fitted within the required deadlines. The costs of compliance may be substantial and adversely affect our revenues and profitability.

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

We do not directly engage in any shipping or drilling contracts or have plans to directly initiate any shipping or drilling contracts involving operations in countries or with government-controlled entities in violation of any sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism. Our contracts with our charterers may prohibit them from causing our vessels to call in sanctioned ports or carrying cargo for entities that are subject to sanctions. However, our customers who are bareboat charterers control the operation of our vessels, and may cause our vessels to trade in violation of sanctions provisions without our consent. Accordingly, our charterers may currently or in the future enter into shipping and drilling contracts with countries or government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism, or they may enter into shipping and drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S government and/or identified by the U.S. government as state sponsors of terrorism.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we or our charterers will be in compliance in the future.
Any such violation could result in fines, penalties or other sanctions that could negatively impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our shares may adversely affect the price at which our shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation.

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

Lower oil and gas prices have negatively affected, and could continue to negatively affect, the offshore drilling sector and have resulted, and could continue to result, in reduced exploration and drilling. These reductions in commodity prices have reduced the demand for drilling units. Continued weakness in oil and gas prices may result in an excess supply of drilling units and intensify competition in the industry, which may result in drilling units, particularly older and lower specification drilling units, being idle for long periods of time.  We cannot predict the future level of demand for drilling units or future conditions of the oil and gas industry.

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

We have leased two of our drilling units to two subsidiaries of Seadrill, namely Seadrill Deepwater Charterer Ltd., or Seadrill Deepwater, and Seadrill Offshore AS, or Seadrill Offshore. In addition, we have chartered one drilling unit to North Atlantic Linus Charterer Ltd., or North Atlantic Linus, which is a subsidiary of North Atlantic Drilling Limited, or NADL. The performance under the above leases is guaranteed by Seadrill, and Seadrill Deepwater, Seadrill Offshore and North Atlantic Linus are collectively referred to as the Seadrill Charterers. Lower oil prices have resulted in reduced demand for drilling units, which has adversely affected the Seadrill Charterers' ability to secure drilling contracts and, therefore, their ability to make lease payments to us and resulted in the Bankruptcy of their parent company Seadrill.

In July, 2018, Seadrill emerged from Chapter 11 successfully completing its reorganization pursuant its plan of reorganization, or the Plan of Reorganization.  The Company and our three subsidiaries owning the relevant drilling units were a part of the Plan of Reorganization and we have agreed to reduce the contractual charter hire for the three rigs by approximately 29% for a period of five years starting in 2018, with the reduced amounts added back in the period thereafter. The term of the leases for West Hercules and West Taurus will also be extended by 13 months until December 2024, and the call options on behalf of the Seadrill Charterers under the relevant leases have also been amended as part of the Plan of Reorganization.

There are no assurances that the Seadrill Charterers will be able to meet their obligations under the Plan of Reorganization following bankruptcy and if they fail to do so, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, if any, in the future, and compliance with covenants in our credit facilities.

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

The offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and, accordingly, the Seadrill Charterers are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. The Seadrill Charterers may be required to make significant capital expenditures to comply with governmental laws and regulations. It is also possible that these laws and regulations may in the future add significantly to the Seadrill Charterers' operating costs or significantly limit drilling activity. Governments in some countries are increasingly active in regulating and controlling the ownership of concessions, the exploration for oil and gas, and other aspects of the oil and gas industries. In recent years, increased concern has been raised over protection of the environment. Offshore drilling in certain areas has been opposed by environmental groups and has in certain cases been restricted. Further operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

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

Although most of our vessels are employed on medium or long term charters, prolonged or significant downturns in the markets in which we operate could have a significant and adverse effect in finding new customers in the short and long term market and on our existing customers' ability to continue to fulfill their obligations to us. It also affects the resale value of vessels.

The tanker market has experienced volatility over the last three year, due in part to an oversupply of vessels and the cut in OPEC production agreed in early 2017. This was countered in part in the second half of 2018 by increased scrapping. According to industry sources, spot earnings for Very Large Crude Carriers, or VLCCs, declined from an average of $54,000 per day in December 2016 to an average of $10,377 per day in December 2017, but increased to an average of $40,938 per day in December 2018. However, by January 2019, this had fallen to an average of $28,067 per day. While the rates increased in 2018, there can be no assurance that the tanker market has recovered, and the market could decline, as it has declined in recent months.

We currently have three vessels on charter to Frontline Shipping Limited (“Frontline Shipping”), an unguaranteed subsidiary of Frontline Ltd. (“Frontline”). With the downturn in the tanker market, there is a significant risk that Frontline Shipping may not have sufficient funds to fulfill their obligations under the charters.

During the period from 2008 to 2016, the abrupt and dramatic downturn in the dry bulk charter market, from which we derive some of our revenues, has severely affected the dry bulk shipping industry. The Baltic Dry Index, or BDI, an index published by The Baltic Exchange of shipping rates for 20 key dry bulk routes, has fallen 97% from a peak of 11,793 in May 2008 to a low of 290 in February 2016. The market has been negatively affected by the recent dam collapse at Vale’s mine in Brazil, potentially idling production capacity of 40 million metric tonnes per annum, over the next three years. There can be no assurance that the dry bulk charter market will recover.

The container market saw improvements in 2018. Charter rates generally improved through most of the year, with some variation across the vessel sizes due in part to a reduction in excess capacity. In some segments, however, we have seen a decline in charter rates the last few months. Significant overcapacity continues to affect the balance of supply and demand, and there can be no assurance that the container market will continue to recover and the market will not decline.

From 2011 to 2013, the oil price (Brent crude spot) averaged around $110 per barrel, however, over the course of 2014 the oil price fell to below $50 per barrel in December 2014 and the fall continued to under $30 per barrel in January 2016, although this recovered to an average of $43 per barrel in 2016 and increased to an average of $54 per barrel in 2017 and reached $71 per barrel in 2018. As a consequence of this fall in oil prices after 2013, oil and gas companies significantly reduced their exploration and development activities, resulting in many drilling companies laying up rigs and experiencing financial difficulties, including our customer Seadrill, who successfully emerged from Chapter 11 in July 2018.

According to industry sources, the Offshore Support Vessel ("OSV") market remains one of the most severely affected by the offshore downturn. During 2018 the OSV market remained depressed with several owners leaving this market during the year.

We have five offshore supply vessels on long term charters to Deep Sea Supply Shipowning II AS (the “Solstad Charterer”), which was a wholly owned subsidiary of Deep Sea Supply Plc. (“Deep Sea”). Due to the downturn in the offshore support vessel market, the terms of the charters have been renegotiated three times over the last years, most recently in July 2018. In light of the depressed market, Solstad Offshore ASA (“Solstad Offshore”), the parent company to the Solstad Charterer along with the Company and other financial creditors entered into a restructuring agreement in July 2018, under which we will receive 50% of the agreed charter hire for the vessels Sea Cheetah and Sea Jaguar until the end of 2019. All other payments under the respective charters will be deferred until the end of 2019. We have been approached by Solstad with a request to participate in discussions on a further potential restructuring of their company. We are dependent on Solstad Offshore complying with its restructured credit agreements and if they fail to do so, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, if any, in the future, and compliance with covenants in our credit facilities.

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

Continuing conflicts and recent developments in the Middle East and North Africa, and the presence of United States and other armed forces in Afghanistan, Syria or Iraq, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia.  Any of these occurrences, or the perception that our vessels are potential terrorist targets, could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

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

We depend on our charterers, including companies which are affiliated with us, for our operating cash flows and for our ability to pay dividends to our shareholders and repay our outstanding borrowings.

Three of the tanker vessels in our fleet are chartered to a subsidiary of Frontline, namely Frontline Shipping. In addition, we have chartered three of our drilling units to the Seadrill Charterers and eight dry bulk carriers to Golden Ocean Trading Limited, or the Golden Ocean Charterer, all of which are related parties. In addition, we have 29 container vessels on long-term bareboat charters to MSC and 10 container vessels on long-term time charters to Maersk, and multiple other assets chartered to a number of counterparties. Our other vessels that have charters attached to them are chartered to other customers under short, medium or long term time and bareboat charters.

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

We have three remaining VLCCs on long term charters to Frontline Shipping and in which performance under the charters is not guaranteed by Frontline. With the current depressed tanker market, there is a significant risk that Frontline Shipping may not have sufficient funds to fulfil their obligations under the charters, which may have an adverse effect on our earnings and profitability, and our ability to pay dividends to our shareholders.

We have five offshore supply vessels on long term charters to the Solstad Charterer, which is a wholly owned subsidiary of Solship Invest 3 AS (“Solship”) who also acts as charter guarantor under the charters. Solship is a wholly owned subsidiary of Solstad Offshore ASA (“Solstad”), but there are no parent company guarantees for the obligations of Solship. Many of the vessels in Solship are in lay-up, including the five vessels on charter from us. With the severe downturn in the market for offshore support vessels, the financial situation in Solship has deteriorated, and we agreed to a restructuring agreement in July 2018, under which we will receive 50% of the agreed charter hire for the vessels Sea Cheetah and Sea Jaguar until the end of 2019. All other payments under the respective charters will be deferred until the end of 2019. We have been approached by Solstad with a request to participate in discussions on a further potential restructuring of their company. The outcome of these discussions is pending at the current time, but there is a significant risk that the Solstad Charterer will not have sufficient funds to fulfill its current obligations under the charters, and the charters may be renegotiated at lower levels, or terminated. If the vessels are redelivered to us, we may not be able to secure new employment in the current market. A termination or renegotiation of the charters may also result in a breach of covenants under the credit facility for the financing of the vessels, which, unless waived or modified by our lenders, may give our lenders the right to, among other things, call on the guarantees provided, increase our interest payments and/or accelerate our indebtedness and foreclose their liens on the assets securing the credit facility.

The amount of profit sharing payment we receive under our charters with Frontline Shipping, the Golden Ocean Charterer, the Solstad Charterer and other charterers, if any, may depend on prevailing spot market rates, which are volatile.

Some of our tanker vessels operate under time charters to Frontline Shipping. These charter contracts provide for base charterhire and additional profit sharing payments when Frontline Shipping's earnings from deploying our vessels exceed certain levels. The majority of our vessels chartered to Frontline Shipping are sub-chartered by them in the spot market, which is subject to greater volatility than the long-term time charter market, and the amount of future profit sharing payments that we receive, if any, will be primarily dependent on the strength of the spot market.

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

The charter-free market value of our vessels and drilling units may increase and decrease depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping and offshore drilling industries, types, sizes and ages of vessels and drilling units, supply and demand for vessels and drilling units, availability of or developments in other modes of transportation, competition from other shipping companies, cost of newbuildings, governmental or other regulations and technological advances.

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

Volatility in the international shipping and offshore markets may cause our counterparties on contracts to fail to meet their obligations which could cause us to suffer losses or otherwise adversely affect our business.

From time to time, we enter into, among other things, charter parties with our customers, newbuilding contracts with shipyards, credit facilities with banks, guarantees, interest rate swap agreements, and currency swap agreements, total return bond swaps, and total return equity swaps. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform their obligations under a contract with us will depend on a number of factors that are beyond our control.  As a result, our revenues and results of operations may be adversely affected. These factors include:

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

Certain of our directors, executive officers and major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, Hemen, a company indirectly controlled by trusts established by Mr. John Fredriksen, for the benefit of his immediate family, and certain of its affiliates, may be deemed to beneficially own approximately 22.5% of our issued and outstanding common shares as at March 26, 2019.

Hemen is also a principal shareholder of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries, or the Hemen Related Companies. In addition, certain directors, including Mr. Bekker, Mr. Thorstein, Mr Cordia and Mr O'Shaughnessy, also serve on the boards of one or more of the Hemen Related Companies, including but not limited to Frontline, Golden Ocean, Northern Drilling Ltd, Archer Limited, Seadrill and Seadrill Partners LLC. There may be real or apparent conflicts of interest with respect to matters affecting Hemen and other Hemen Related Companies whose interests in some circumstances may be adverse to our interests.

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

While Frontline and Golden Ocean have agreed to cause Frontline Shipping and the Golden Ocean Charterer, respectively, to use their commercial best efforts to employ our vessels on market terms and not to give preferential treatment in the marketing of any other vessels owned or managed by Frontline and Golden Ocean or its other affiliates, it is possible that conflicts of interests in this regard will adversely affect us. Under our charter ancillary agreements with Frontline Shipping, Frontline, the Golden Ocean Charterer and Golden Ocean, we are entitled to receive quarterly profit sharing payments to the extent that the average daily time-charter equivalent ("TCE"), rates realized by Frontline Shipping and the Golden Ocean Charterer exceed specified levels. Because Frontline, and Golden Ocean also own or manage other vessels in addition to our fleet, which are not included in the profit sharing calculations, conflicts of interest may arise between us, Frontline and Golden Ocean in the allocation of chartering opportunities that could limit our fleet's earnings and reduce profit sharing payments or charterhire due under our charters.

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

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income."  For purposes of these tests, "passive income" includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties, which are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute "passive income", but income from bareboat charters does constitute "passive income."

U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Under these rules, if our income from our time charters is considered to be passive rental income, rather than income from the performance of services, we will be considered to be a PFIC.  We believe that it is more likely than not that our income from time charters will not be treated as passive rental income for purposes of determining whether we are a PFIC. Correspondingly, we believe that the assets that we own and operate in connection with the production of such income do not constitute passive assets for purposes of determining whether we are a PFIC. This position is principally based upon the positions that (1) our time charter income will constitute services income, rather than rental income, and (2) Frontline Management and Golden Ocean Management, which provide services to certain of our time-chartered vessels, will be respected as separate entities from Frontline Shipping and the Golden Ocean Charterer, with which they are respectively affiliated. We do not believe that we will be treated as a PFIC for our 2018 taxable year. Nevertheless, for the 2019 taxable year and future taxable years, depending upon the relative amounts of income we derive from our various assets as well as their relative fair market values, we may be treated as a PFIC.

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

We believe that we and each of our subsidiaries qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes for the 2018 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income.  For example, if Hemen, who we believe to be a non-qualified shareholder, were to, in combination with other non-qualified shareholders, come to own 50% or more of our outstanding common shares for more than half the days during the taxable year, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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

As an exempted company incorporated under Bermuda law, our operations may be subject to economic substance requirements.

On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union (the “COCG”), the Council of the EU approved and published Council conclusions containing a list of non-cooperative jurisdictions for tax purposes (the “Conclusions”). Although not considered so-called “non-cooperative jurisdictions,” certain countries, including Bermuda, were listed as having “tax regimes that facilitate offshore structures which attract profits without real economic activity.” In connection with the Conclusions, and to avoid being placed on the list of “non-cooperative jurisdictions,” the government of Bermuda, among others, committed to addressing COCG proposals relating to economic substance for entities doing business in or through their respective jurisdictions and to pass legislation to implement any appropriate changes by the end of 2018.

The Economic Substance Act 2018 and the Economic Substance Regulations 2018 of Bermuda (the “Economic Substance Act” and the “Economic Substance Regulations”, respectively) became operative on December 31, 2018.  The Economic Substance Act applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. Relevant activities for the purposes of the Economic Substance Act are banking business, insurance business, fund management business, financing business, leasing business, headquarters business, shipping business, distribution and service center business, intellectual property holding business and conducting business as a holding entity, which may include a pure equity holding entity

The Bermuda Economic Substance Act provides that a registered entity that carries on a relevant activity complies with economic substance requirements if (a) it is directed and managed in Bermuda, (b) its core income-generating activities (as may be prescribed) are undertaken in Bermuda with respect to the relevant activity, (c) it maintains adequate physical presence in Bermuda, (d) it has adequate full time employees in Bermuda with suitable qualifications and (e) it incurs adequate operating expenditure in Bermuda in relation to the relevant activity.

A registered entity that carries on a relevant activity is obliged under the Bermuda Economic Substance Act to file a declaration in the prescribed form (the “Declaration”) with the Registrar of Companies (the “Registrar”) on an annual basis.

The Economic Substance Regulations provide that minimum economic substance requirements shall apply in relation to an entity if the entity is a pure equity holding entity which only holds or manages equity participations, and earns passive income from dividends, distributions, capital gains and other incidental income only. The minimum economic substance requirements include a) compliance with applicable corporate governance requirements set forth in the Bermuda Companies Act 1981 including keeping records of account, books and papers and financial statements and b) submission of an annual economic substance declaration form. Additionally, the Economic Substance Regulations provide that a pure equity holding entity complies with economic substance requirements where it also has adequate employees for holding and managing equity participations, and adequate premises in Bermuda.

If we fail to comply with our obligations under the Bermuda Economic Substance Act or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials in related jurisdictions and may be struck from the register of companies in Bermuda or such other jurisdiction. Any of these actions could have a material adverse effect on our business, financial condition and results of operations.

On March 12, 2019, Bermuda was placed by the EU on its list of non-cooperative jurisdictions for tax purposes due to an issue with Bermuda's economic substance legislation which was not resolved in time for the EU's deadline. At present, the impact of being included on the list of non-cooperative jurisdictions for tax purposes is unclear. While Bermuda has now amended its legislation which the Bermuda Government has stated has addressed this issue and expects to be removed from the list of non-cooperative jurisdictions at the EU's Economic and Financial Affairs Council's next meeting which is scheduled to be in May 2019, there can be no assurance that Bermuda will be removed from such list. If Bermuda is not removed from the list and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list or further economic substance requirements were imposed by Bermuda, our business could be harmed.

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

In addition to the three vessels on charter to Frontline Shipping and the eight vessels on charter to Golden Ocean Charterer, we also have 14 container vessels, five dry bulk carriers and two product tankers employed on time charters, and two Suezmax tankers, nine dry bulk carriers and two car carriers employed in the spot or short term time charter market. The agreements for the technical and operational management of these vessels are not fixed price agreements, and we cannot assure you that any further vessels which we may acquire in the future will be operated under fixed price management agreements.

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

Volatility of LIBOR and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.

London Interbank Offered Rate (“LIBOR”) is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations. LIBOR has been volatile in the past, with the spread between LIBOR and the prime lending rate widening significantly at times. Because the interest rates borne by a majority of our outstanding indebtedness fluctuates with changes in LIBOR, significant changes in LIBOR would have a material effect on the amount of interest payable on our debt, which in turn, could have an adverse effect on our financial condition.

Furthermore, interest in most financing agreements in our industry has been based on published LIBOR rates. Recently, however, there is uncertainty relating to the LIBOR calculation process, which may result in the phasing out of LIBOR in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow. In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, or “Committee”, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition away from LIBOR would be significant for us because of our substantial indebtedness.

In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.

A change in interest rates could materially and adversely affect our financial performance.

As of December 31, 2018, the Company and its consolidated subsidiaries had approximately $1.1 billion in floating rate debt outstanding under our credit facilities, and a further approximately $0.7 billion in floating rate debt held by our unconsolidated wholly-owned subsidiaries accounted for under the equity method. Although we use interest rate swaps to manage our interest rate exposure and have interest rate adjustment clauses in some of our chartering agreements, we are exposed to fluctuations in interest rates. For a portion of our floating rate debt, if interest rates rise, interest payments on our floating rate debt that we have not swapped into effectively fixed rates would increase.

As of December 31, 2018, the Company, its consolidated subsidiaries and its wholly-owned subsidiaries accounted for under the equity method have entered into interest rate swaps which fix the interest on approximately $0.9 billion of our outstanding indebtedness.

An increase in interest rates could cause us to incur additional costs associated with our debt service, which may materially and adversely affect our results of operations. Our maximum exposure to interest rate fluctuations on our outstanding debt at December 31, 2018, was approximately $0.9 billion, including our equity-accounted subsidiaries.  A one percentage change in interest rates would, based on the Company's estimates, increase or decrease interest rate exposure by approximately $8.8 million per year as of December 31, 2018.  The figure does not take into account that certain of our charter contracts include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding debt related to the assets on charter. At December 31, 2018, $0.8 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity-accounted subsidiaries. None of this was subject to interest rate swaps and the balance of $0.8 billion remained on a floating rate basis. Our net exposure to floating rate debt is therefore $114.8 million.

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

Since our original acquisitions from Frontline, we have expanded and diversified our fleet, and we are performing certain administrative services through our wholly-owned subsidiaries SFL Management AS, Ship Finance Management (UK) Ltd. and Ship Finance Management (Bermuda) Ltd.

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

Moreover, in connection with any waivers of or amendments to our credit facilities that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. Our lenders may also require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness. See "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources.

In addition, under the terms of our credit facilities, our payment of dividends or other payments to shareholders as well as our subsidiaries' payment of dividends to us is subject to no event of default having occurred. See "Item 8. Financial Information -Dividend Policy."

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

The market price of our common shares has been volatile. For the year ended December 31, 2018, the closing market price of our common shares ranged from a high of $15.90 on January 23 and 24, 2018, to a low of $10.53 on December 31, 2018. The market price of our common shares may continue to fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, changes in key management personnel, any reductions in the payment of our dividends or changes in our dividend policy, mergers and strategic alliances in the shipping and offshore industries, market conditions in the shipping and offshore industries, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, perceived or actual inability by our chartering counterparts to fully perform under the charter parties, including the Seadrill Charterers, Frontline Shipping and the Solstad Charterer, announcements concerning us or our competitors and the general state of the securities market. The shipping and offshore industries have been highly unpredictable and volatile. The market for common shares in these industries may be equally volatile. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price. Additionally, to the extent that the price of our common shares declines, our ability to raise funds through the issuance of equity, or otherwise using our common shares as consideration, will be reduced.

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

We operate through subsidiaries located in Bermuda, Cyprus, Malta, Liberia, Norway, the United Kingdom and the Marshall Islands.

We are an international ship owning and chartering company with a large and diverse asset base across the maritime and offshore industries. As at March 26, 2019, our assets consist of five crude oil tankers, 22 dry bulk carriers, 45 container vessels (including 11 capital lease vessels), two car carriers, one jack-up drilling rig, two ultra-deepwater drilling units, five offshore support vessels, two chemical tankers and two oil product tankers. Our crude oil tankers, chemical tankers and oil product tankers are all double-hull vessels.

Our primary objective is to continue to grow our business through accretive acquisitions across a diverse range of marine and offshore asset classes. In doing so, our strategy is to generate stable and increasing cash flows by chartering our assets primarily under medium to long-term bareboat or time charters.

History of the Company

We were formed in 2003 as a wholly owned subsidiary of Frontline, a major operator of large crude oil tankers. In 2004, Frontline distributed 25% of our common shares to its ordinary shareholders in a partial spin off, and our common shares commenced trading on the New York Stock Exchange, or the NYSE, under the ticker symbol "SFL" on June 17, 2004. Frontline subsequently made six further dividends of our shares to its shareholders and its ownership in our Company is now less than one percent. Our assets at the time consisted of a fleet of Suezmax tankers, VLCCs, and oil/bulk/ore carriers.

Since 2004, we have diversified our asset base and now have nine asset types, which comprise crude oil tankers, chemical tankers, oil product tankers, container vessels, car carriers, dry bulk carriers, jack-up drilling rigs, ultra-deepwater drilling units and offshore support vessels. In addition, we have certain financial investments.

Acquisitions and Disposals

Acquisitions
In the year ended December 31, 2018, we took delivery of the following vessels:

•
In April 2018, the Company took delivery of a fleet of 15 second-hand feeder size containerships, ranging from 1,100 TEU to 4,400 TEU. Upon delivery, the vessels immediately commenced seven year bareboat charters to a leading container line.

•
In May 2018, the Company acquired and took delivery of four 2014-built 13,800 TEU containerships, Thalassa Mana, Thalassa Tyhi, Thalassa Doxa and Thalassa Axia. Upon delivery, the vessels were employed under long term time charters for six years to a leading container line. In September and October 2018, the Company entered into lease financing agreements totaling $400 million with an Asian based leasing institution to finance these four vessels.

•
In September and October, the Company acquired and took delivery of three 2015-built 10,600 TEU containerships, Cap San Juan, Cap San Lazaro and Cap San Vincent. Upon delivery, the vessels were employed under long term time charters from Maersk Line A/S (“Maersk”) for six years. In December 2018, the Company entered into a lease financing agreement totaling $270 million with an Asian based leasing institution to finance the three vessels.

•
In December, the Company chartered-in two 2016-built 19,400 TEU containerships, MSC Erica and MSC Reef. Upon delivery, the vessels each commenced a 15 year bareboat charter to a leading container line.

The Company has not taken delivery of any new vessels between December 31, 2018 and March 26, 2019.

Disposals
In the year ended December 31, 2018, we entered into agreements for the disposal of vessels, as follows:

•
In February 2018, the Company delivered the 1999-built VLCC Front Circassia to an unrelated third party for gross sale proceeds of $17.9 million. Furthermore, the Company agreed with Frontline Shipping Limited (“FSL”), to terminate the long-term charter for the vessel upon the sale and delivery. The charter with FSL was terminated in February 2018, and the Company received an interest bearing loan note of $8.9 million from FSL as compensation for the early termination of the charter.

•
In March 2018, the Company agreed to sell the 2010-built 1,700 TEU container vessel SFL Avon to an unrelated third party for gross sales proceeds of $12.7 million. The vessel was delivered to its new owners in May 2018.

•
In July 2018, the Company agreed to sell the 2002-built VLCCs Front Serenade, Front Page and Front Stratus to an unrelated third party, ADS Crude Carriers Ltd (“ADS”) for gross sale proceeds of $22.5 million for each vessel. Also as part of the sale, the Company received 4,031,800 shares worth $10.0 million in ADS, representing 17.24% ownership in ADS. Upon the sale and delivery, the Company agreed with FSL to terminate the long-term charter of the three vessels. The Company received compensation in the form of three promissory notes of $3.4 million each in respect of the charter terminations from Frontline Ltd.

•
In September 2018, the Company agreed to sell the 2001-built VLCC Front Ariake to an unrelated third party, for gross sale proceeds of $17.5 million. The vessel was delivered to its new owners in October 2018. Upon delivery, the Company agreed to terminate its long term charter with FSL and Frontline made a compensation payment to the Company in the form of a loan note with a value of $3.4 million.

•
In November 2018, the Company agreed to sell the 2002-built VLCC Front Falcon to an unrelated third party, for gross sale proceeds of $31.0 million. The vessel was delivered to its new owners in December 2018. Upon delivery, the Company agreed to an early termination of its long term charter with FSL, and no compensation was due to the Company.

•
In December 2018, the Company sold the 2007-built jack up rig, Soehanah, through the disposal of its shares in its subsidiary, Rig Finance Limited, for gross proceeds of $84.6 million and a gain of $7.6 million was recorded.

The Company has not disposed of any vessels between December 31, 2018 and March 26, 2019.

B. BUSINESS OVERVIEW

Our Business Strategies

Our primary objectives are to profitably grow our business and increase long-term distributable cash flow per share by pursuing the following strategies:

(1)
Expand our asset base.  We have increased, and intend to further increase, the size of our asset base through timely and selective acquisitions of additional assets that we believe will be accretive to long-term distributable cash flow per share.  We will seek to expand our asset base through placing newbuilding orders, acquiring second-hand vessels and entering into medium or long-term charter arrangements. We also make financial investments or provide loans secured by vessels and rigs. From time to time we may also acquire vessels with no or limited initial charter coverage. We believe that by entering into newbuilding contracts or acquiring second-hand vessels or rigs we can provide for long-term growth of our assets.

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

(3)
Expand and diversify our customer relationships.  Since 2004, we have increased our customer base from one to more than 10 customers. Of these long term customers, Frontline Shipping, Seadrill and Golden Ocean are related parties. We intend to continue to expand our relationships with our existing customers and also to add new customers, as companies servicing the international shipping and offshore oil exploration markets continue to expand their use of chartered-in assets to add capacity.

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

Customers

As at March 26, 2019, our customers included Frontline Shipping Limited (“Frontline Shipping”), Seadrill Limited (“Seadrill”), Golden Ocean Group Limited (“Golden Ocean”), Deep Sea Supply Shipowning II AS (the “Solstad Charterer”), Sinochem Shipping Co. Ltd (“Sinochem”), Heung-A Shipping Co. Ltd (“Heung-A”), Hyundai Glovis Co. Ltd. (“Hyundai Glovis”), Sinotrans Shipping Limited (“Sinotrans”), Maersk Line A/S (“Maersk”), MSC Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. (“MSC”), Phillips 66 Company (“Phillips 66”), Mitsui OSK Lines Ltd (“MOL”) and Evergreen Marine Corporation (Taiwan) Ltd. and its affiliate Evergreen Marine (Singapore) Pte Ltd (“Evergreen”), or subsidiaries thereof.

In the year ended December 31, 2018, Frontline Shipping accounted for 8% of our consolidated operating revenues (2017: 15%, 2016: 28%). In the year ended December 31, 2018, the Company had eight Capesize dry bulk carriers leased to a subsidiary of Golden Ocean which accounted for approximately 13% of our consolidated operating revenues (2017: 14%, 2016: 12%).

The Company also had 29 container vessels on long-term bareboat charters to MSC, which accounted for approximately 11% of our consolidated operating revenues in the year ended December 31, 2018 (2017: 10%, 2016: 4%).

Following the acquisition of Hamburg Süd by Maersk Line A/S (“Maersk”) in November 2017, the Company had 10 container vessels on long-term time charters to Maersk at December 31, 2018, which accounted for approximately 27% of our consolidated operating revenues (2017: 14%; 2016: 9%).

Our income earned from Seadrill is through three wholly owned subsidiaries which are accounted for using the equity method, that lease drilling units to subsidiaries of Seadrill. In the year ended December 31, 2018, income from associated companies accounted for 39.1% of our net income (2017: 38.6%, 2016: 31.7%).

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

Environmental and Other Regulations in the Shipping Industry

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

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
Flag State
The flag state, as defined by the United Nations Convention on the Law of the Sea, is responsible for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The "Shipping Industry Guidelines on Flag State Performance" evaluates flag states based on factors such as ratification, implementation and enforcement of principal international maritime treaties, supervision of surveys, compliance with International Labour Organization reporting, and participation at IMO meetings. Our vessels are flagged in Liberia, the Bahamas, Cyprus, Malta, the Marshall Islands, Panama, Hong Kong, Portugal and Norway.
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” adopted the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.
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
In 2013, the IMO's MEPC adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or “CAS.” These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code,” which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these amendments.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and will take effect March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide ("NOx") standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.
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
Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (“GBS Standards”).
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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is difficult to predict at this time.

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
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast Water Management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). Costs of compliance with these regulations may be substantial.

Once mid-ocean ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 (“the CLC”). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.

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
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

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
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, March 26, 2019, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.
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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,200 per gross ton or $18,796,800 (subject to periodic adjustment for inflation). Effective December 21, 2015, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE released proposed changes to the Well Control Rule, which could roll back certain reforms regarding the safety of drilling operations, and the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, expanding the U.S. waters that are available for such activity over the next five years. The effects of these proposals are currently unknown. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.
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
The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The effect of this proposal on U.S. environmental regulations is still unknown.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.

The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and will replace the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually starting on January 1, 2018, which may cause us to incur additional expenses.
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
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. On June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement. The timing and effect of such action has yet to be determined, but the Paris Agreement provides for a four-year exit process.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.

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

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

International Labour Organization

The International Labour Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labour Convention 2006 (“MLC 2006”). A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

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
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example:

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

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP4 industry standard.

Offshore Drilling Regulations
Our offshore drilling units are subject to many of the above environmental laws and regulations relating to vessels, but are also subject to laws and regulations focused on offshore drilling operations. We may incur costs to comply with these revised standards.
Rigs must comply with applicable MARPOL limits on sulfur oxide and nitrogen oxide emissions, chlorofluorocarbons, and the discharge of other air pollutants, and also with the Bunker Convention's strict liability for pollution damage caused by discharges of bunker fuel in jurisdictional waters of ratifying states. We believe that all of our drilling units are currently compliant in all material respects with these regulations.

Furthermore, any drilling units that we may operate in U.S. waters, including the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States, would have to comply with OPA and CERCLA requirements, among others, that impose liability (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges of oil or other hazardous substances.
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
In addition to the MARPOL, OPA and CERCLA requirements described above, our international offshore drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the importation of and operation of drilling units and equipment, currency conversions and repatriation, oil and gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors, and duties on the importation and exportation of drilling units and other equipment. New environmental or safety laws and regulations could be enacted, which could adversely affect our ability to operate in certain jurisdictions. Governments in some countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas, and other aspects of the oil and gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and gas companies and may continue to do so. For example, on December 20, 2016, the U.S. President invoked a law that banned offshore oil and gas drilling in large areas of the Arctic and the Atlantic Seaboard. However, a recent executive order has called for review of that legislation, and it is unclear whether drilling will soon be permitted in those areas. The government of Canada simultaneously banned new drilling in Canadian Arctic waters. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings. Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition.

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

100% Container Screening

On August 3, 2007, the United States signed into law the Implementing Recommendations of the 9/11 Commission Act of 2007 (or the 9/11 Commission Act). The 9/11 Commission Act amends the SAFE Port Act of 2006 to require that all containers being loaded at foreign ports onto vessels destined for the United States be scanned by nonintrusive imaging equipment and radiation detection equipment before loading.

As a result of the 100% scanning requirements added to the SAFE Port Act of 2006, ports that ship to the United States may need to install new x-ray machines and make infrastructure changes in order to accommodate the screening requirements. Such implementation requirements may change which ports are able to ship to the United States and shipping companies may incur significant increased costs. It is impossible to predict how this requirement will affect the industry as a whole, but changes and additional costs can be reasonably expected.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire (except for certain charters for which we consider it appropriate), which covers business interruptions that result in the loss of use of a vessel.

Protection and Indemnity Insurance

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

Seasonality

A large part of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Our tankers on charter to Frontline Shipping, our dry bulk carriers on charter to the Golden Ocean Charterer and our offshore supply vessels on charter to the Solstad Charterer are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. We also have nine dry bulk carriers, two Suezmax tankers and two car carriers trading in the spot or short term time charter market, and the effects of seasonality may affect the earnings of these vessels.

C. ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D. PROPERTY, PLANTS AND EQUIPMENT

We own a substantially modern fleet of vessels. The following table sets forth the fleet that we own or charter-in as of March 26, 2019. All of the VLCCs, Suezmax tankers, product tankers and chemical tankers are double-hull vessels.

	Approximate			Lease	Charter Termination
Vessel	Built	Dwt.	Flag	Classification	Date
VLCCs
Front Hakata	2002	298,500	BA	Direct Financing	2025
Front Energy	2004	305,000	MI	Direct Financing	2027
Front Force	2004	305,000	MI	Direct Financing	2027

Suezmaxes
Glorycrown	2009	156,000	MI	n/a	n/a	(4)
Everbright	2010	156,000	MI	n/a	n/a	(4)

Capesize Dry Bulk Carriers
Belgravia	2009	170,000	MI	Operating	2025	(1)
Battersea	2009	170,000	MI	Operating	2025	(1)
Golden Magnum	2009	180,000	HK	Operating	2025	(1)
Golden Beijing	2010	176,000	HK	Operating	2025	(1)
Golden Future	2010	176,000	HK	Operating	2025	(1)
Golden Zhejiang	2010	176,000	HK	Operating	2025	(1)
Golden Zhoushan	2011	176,000	HK	Operating	2025	(1)
KSL China	2013	180,000	MI	Operating	2025	(1)

Kamsarmax Dry Bulk Carriers
Sinochart Beijing	2012	82,000	HK	Operating	2022
Min Sheng 1	2012	82,000	HK	Operating	2022

Handysize Dry Bulk Carriers
SFL Spey	2011	34,000	HK	n/a	n/a	(4)
SFL Medway	2011	34,000	HK	n/a	n/a	(4)
SFL Trent	2012	34,000	HK	n/a	n/a	(4)
SFL Kent	2012	34,000	HK	n/a	n/a	(4)
SFL Tyne	2012	32,000	HK	n/a	n/a	(4)
SFL Clyde	2012	32,000	HK	n/a	n/a	(4)
SFL Dee	2013	32,000	HK	n/a	n/a	(4)

Product Tankers
SFL Trinity	2017	114,000	MI	Operating	2024
SFL Sabine	2017	114,000	MI	Operating	2024

Chemical Tankers
Maria Victoria V	2008	17,000	PAN	Operating	2021	(1)
SC Guangzhou	2008	17,000	PAN	Operating	2021	(1)

Container vessels
MSC Margarita	2001	5,800 TEU	LIB	Direct Financing	2024	(1) (7)
MSC Vidhi	2002	5,800 TEU	LIB	Direct Financing	2024	(1) (7)
MSC Vaishnavi R.	2002	4,100 TEU	LIB	Operating	2021	(1) (7)
MSC Julia R.	2002	4,100 TEU	LIB	Operating	2021	(1) (7)
MSC Arushi R.	2002	4,100 TEU	LIB	Operating	2021	(1) (7)
MSC Katya R.	2002	4,100 TEU	LIB	Operating	2021	(1) (7)
MSC Anisha R.	2002	4,100 TEU	LIB	Operating	2020	(1)
MSC Vidisha R.	2002	4,100 TEU	LIB	Operating	2020	(1)
MSC Zlata R.	2002	4,100 TEU	LIB	Operating	2020	(1)
MSC Alice	2003	1,700 TEU	MI	Sales Type	2022	(1)
Heung-A Green	2005	1,700 TEU	MAL	Operating	2020	(1)
Green Ace	2005	1,700 TEU	MAL	Operating	2020	(1)
San Felipe	2014	8,700 TEU	MI	Operating	2021
San Felix	2014	8,700 TEU	MI	Operating	2021
San Fernando	2015	8,700 TEU	MI	Operating	2022
San Francisca	2015	8,700 TEU	MI	Operating	2022
Maersk Sarat	2015	9,500 TEU	LIB	Operating	2020
Maersk Skarstind	2016	9,500 TEU	LIB	Operating	2021
Maersk Shivling	2016	9,300 TEU	LIB	Operating	2021
MSC Anna	2016	19,200 TEU	LIB	Direct Financing	2031	(1) (5)
MSC Viviana	2017	19,200 TEU	LIB	Direct Financing	2032	(1) (5)
MSC Alabama	1996	3,424 TEU	PAN	Direct Financing	2025	(1)
MSC Alyssa	2001	4,354 TEU	PAN	Direct Financing	2025	(1)
MSC Belle	1998	1,098 TEU	PAN	Direct Financing	2025	(1)
MSC Caitlin	1998	1,733 TEU	LIB	Direct Financing	2025	(1)
MSC Edith	1998	1,733 TEU	LIB	Direct Financing	2025	(1)
MSC Erminia	1993	3,720 TEU	PAN	Direct Financing	2025	(1)
MSC Giannina	1997	2,061 TEU	PT	Direct Financing	2025	(1)
MSC Himanshi	1997	2,072 TEU	LIB	Direct Financing	2025	(1)
MSC Japan	1996	3,424 TEU	PAN	Direct Financing	2025	(1)
MSC Jemima	1994	2,394 TEU	PAN	Direct Financing	2025	(1)
MSC Korea	1996	3,424 TEU	PAN	Direct Financing	2025	(1)
MSC Mandy	1993	3,007 TEU	PAN	Direct Financing	2025	(1)
MSC Nilgun	1994	2,394 TEU	PAN	Direct Financing	2025	(1)
MSC Rossella	1993	3,502 TEU	PAN	Direct Financing	2025	(1)
MSC Santhya	1991	3,005 TEU	PAN	Direct Financing	2025	(1)
Thalassa Axia	2014	13,800 TEU	LIB	Operating	2024	(6)
Thalassa Doxa	2014	13,800 TEU	LIB	Operating	2024	(6)
Thalassa Mana	2014	13,800 TEU	LIB	Operating	2024	(6)
Thalassa Tyhi	2014	13,800 TEU	LIB	Operating	2024	(6)
Cap San Vincent	2015	10,600 TEU	MI	Operating	2024	(1) (6)
Cap San Lazaro	2015	10,600 TEU	MI	Operating	2024	(1) (6)
Cap San Juan	2015	10,600 TEU	MI	Operating	2024	(1) (6)
MSC Erica	2016	19.400 TEU	LIB	Direct Financing	2033	(1) (5)
MSC Reef	2016	19.400 TEU	LIB	Direct Financing	2033	(1) (5)

Car Carriers
Composer	2005	6,500 CEU		HK	n/a	n/a	(4)
Conductor	2006	6,500 CEU		PAN	n/a	n/a	(4)

Jack-Up Drilling Rigs
West Linus	2014	450 ft		NOR	Direct Financing	2029	(1)

Ultra-Deepwater Drill Units
West Hercules	2008	10,000 ft		PAN	Direct Financing	2024	(1)
West Taurus	2008	10,000 ft		PAN	Direct Financing	2024	(1)

Supramax Dry Bulk Carriers
SFL Hudson	2009	57,000		MI	Operating	2020
SFL Yukon	2010	57,000		HK	n/a	n/a	(4)
SFL Sara	2011	57,000		HK	n/a	n/a	(4)
SFL Kate	2011	57,000		HK	Operating	2021
SFL Humber	2012	57,000		HK	Operating	2022

Offshore support vessels
Sea Leopard	1998	AHTS	(2)	CYP	Direct Financing	2027
Sea Cheetah	2007	AHTS	(2)	CYP	Operating	2027
Sea Jaguar	2007	AHTS	(2)	CYP	Operating	2027
Sea Halibut	2007	PSV	(3)	CYP	Operating	2027
Sea Pike	2007	PSV	(3)	CYP	Operating	2027

Key to Flags: BA – Bahamas, CYP – Cyprus, HK – Hong Kong, LIB – Liberia, MAL – Malta, MI – Marshall Islands, PAN – Panama, PT – Portugal, NOR – Norway.

Notes:

(1)	Charterer has purchase options or obligations during the term or at the end of the charter.

(2)	Anchor handling tug supply vessel (AHTS).

(3)	Platform supply vessel (PSV).

(4)	Currently employed on a short-term charter or trading in the spot market.

(5)	Vessel chartered-in and out on direct financing leases

(6)	Vessel chartered-in as capital leases and out as operating leases

(7)	Extended in 2019. Lease assessment is preliminary and may change.

Substantially, all of our owned vessels and rigs are pledged under mortgages, excluding three of the 1,700 TEU container vessels, two 6,500 CEU car carriers and two chemical tankers.

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

Fleet Development

The following table summarizes the development of our active fleet of vessels, including four chartered-in container vessels and seven container vessels financed through sale and leaseback transactions:

	Total fleet	Additions/ Disposals		Total fleet	Additions/ Disposals		Total fleet
Vessel type	December 31, 2016	2017		December 31, 2017	2018		December 31, 2018
Oil Tankers	15		-4	11		-6	5
Chemical tankers	2			2			2
Dry bulk carriers	22			22			22
Container vessels	21	+1		22	+24	-1	45
Car carriers	2			2			2
Jack-up drilling rigs	2			2		-1	1
Ultra-deepwater drill units	2			2			2
Offshore support vessels	5			5			5
Product tankers	—	+2		2			2

Total Active Fleet	71	+3	-4	70	+24	-8	86

There have not been any deliveries that have taken place or are scheduled to take place between year ended December 31, 2018 and filing date.

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

Revenues

As discussed above, Frontline Shipping was our principal customer when we were spun-off from Frontline in 2004. Since then we have increased our customer base from one to more than 10 customers including related parties Frontline Shipping, Seadrill and Golden Ocean. In the year ended December 31, 2018, Frontline Shipping accounted for approximately 8% of our consolidated operating revenues (2017: 15%, 2016: 28%). In the year ended December 31, 2018, the Company had eight Capesize dry bulk carriers leased to a subsidiary of Golden Ocean which accounted for approximately 13% of our consolidated operating revenues (2017: 14%, 2016: 12%).

In the year ended December 31, 2018, the Company had 29 container vessels on long-term bareboat charters to MSC, an unrelated party, which accounted for approximately 11% of our consolidated operating revenues in the year ended December 31, 2018 (2017: 10%, 2016: 4%). Following the acquisition of Hamburg Süd by Maersk in November 2017, the Company had 10 container vessels on long-term time charters to Maersk at December 31, 2018, which accounted for approximately 27% of our consolidated operating revenues (2017: 14%; 2016: 9%).

Our revenues arise primarily from our long-term, fixed-rate charters and as shown in Results of Operations below the majority of our income is derived from time charter income, however we also have finance lease interest and service income, and bareboat charter income from operating leases.

Our future earnings are dependent upon the continuation of existing lease arrangements and our continued investment in new lease arrangements. Future earnings may be significantly affected by the sale of vessels or a default by counterparties under our chartering agreements. Investments and sales which have affected our earnings since January 1, 2018, are listed in Item 4 above under acquisitions and disposals. Some of our lease arrangements contain purchase options which, if exercised by our charterers, will affect our future leasing revenues.

In 2013, we began to derive income from voyage charters. Currently, we have nine dry bulk carriers, two car carriers and two suezmax tankers trading in the spot or short term time charter market, where the effects of seasonality may affect the earnings of these vessels.

We have profit sharing agreements with some of our charterers, in particular with Frontline Shipping, the Golden Ocean Charterer, and the Solstad Charterer. Revenues received under profit sharing agreements depend upon the returns generated by the charterers from the deployment of our vessels. These returns are subject to market conditions which have historically been subject to significant volatility. Our main profit share income has arisen from our tankers chartered to Frontline Shipping. The profit sharing percentage with Frontline Shipping is 50% of earnings above time-charter rates, payable on a quarterly basis. In addition to the tankers chartered to Frontline Shipping, our eight Capesize dry bulk carriers on long-term charter to the Golden Ocean Charterer and our five offshore support vessels on long-term charter to the Solstad Charterer include profit sharing arrangements whereby we earn, respectively, a 33% or 50% share of profits earned by the vessels above threshold levels.

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

In addition to the three vessels on charter to Frontline Shipping and the eight vessels on charter to Golden Ocean Charterer, we also have 14 container vessels, five dry bulk carriers and two product tankers employed on time charters, and two Suezmax tankers, nine dry bulk carriers and two car carriers employed in the spot or short term time charter market. We have outsourced the technical management for these vessels and we pay operating expenses for the vessels as they are incurred. Operating expenses include mainly crew costs, repairs and maintenance, spares and supplies, insurance, management fees and drydocking.

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

Equity in earnings of associated companies

Our income earned from Seadrill is through three wholly owned subsidiaries which are accounted for using the equity method, that lease drilling units to subsidiaries of Seadrill. In the year ended December 31, 2018, income from associated companies accounted for 39.1% of our net income (2017: 38.6%, 2016: 31.7%). The Company and these three wholly owned subsidiaries, agreed to the Restructuring Plan announced by Seadrill in September 2017. As part of the agreement, Ship Finance and these subsidiaries agreed to reduce the contractual charter hire payable by the relevant Seadrill subsidiaries by approximately 29% for five years starting in 2018, with the reduced amounts added back in the period thereafter.

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

Revenue Recognition
Effective from January 1, 2018, we adopted the new accounting standard ASC, Topic 606 "Revenue from Contracts with Customers" using the modified retrospective method, which resulted in no adjustment to our retained earnings on adoption and comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

The Company generates its revenues from the charter hire of its vessels and offshore related assets, and freight billings. Revenues are generated from time charter hire, bareboat charter hire, direct financing lease interest income, sales-type lease interest income, finance lease service revenues, profit sharing arrangements, voyage charters and other freight billings.

In a time charter voyage, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer and carries only lawful or non hazardous cargo. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. The time charter contracts are either operating or direct financing or sales type leases. Where time charters and bareboat charters are considered operating leases revenues are recorded over the term of the charter as a service is provided. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

Rental payments from direct financing and sales-type leases are allocated between lease service revenues, if applicable, lease interest income and repayment of net investment in leases. The amount allocated to lease service revenue is based on the estimated fair value, at the time of entering the lease agreement, of the services provided which consist of ship management and operating services.

In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charterer is responsible for any short loading of cargo or "dead" freight. The voyage charter party generally has standard payment terms with freight paid on completion of discharge. The voyage charter party generally has a "demurrage" clause. As per this clause, the charterer reimburses us for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as voyage revenue. Estimates and judgments are required in ascertaining the most likely outcome of a particular voyage and actual outcomes may differ from estimates. Such estimate is reviewed and updated over the term of the voyage charter contract. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo.

We have determined that our voyage charter contracts consist of a single performance obligation of transporting the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses, and the revenue is recognized on a straight line basis over the voyage days from the commencement of loading to completion of discharge. Contract assets with regards to voyage revenues are reported as "Voyages in progress" as the performance obligation is satisfied over time. Voyage revenues typically become billable and due for payment on completion of the voyage and discharge of the cargo, at which point the receivable is recognized as "Trade accounts receivable, net".

In a voyage contract, the Company bears all voyage related costs such as fuel costs, port charges and canal tolls. To recognize costs incurred to fulfill a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered. The costs incurred during the period prior to commencement of loading the cargo, primarily bunkers, are deferred as they represent setup costs and recorded as a current asset and are subsequently amortized on a straight-line basis as we satisfy the performance obligations under the contract. Costs incurred to obtain a contract, such as commissions, are also deferred and expensed over the same period.

For our vessels operating under revenue sharing agreements, or in pools, revenues and voyage expenses are pooled and allocated to each pool’s participants in accordance with an agreed-upon formula. Revenues generated through revenue sharing agreements are presented gross when we are considered the principal under the charter parties with the net income allocated under the revenue sharing agreement presented as within voyage charter income. For revenue sharing agreements that meet the definition of a lease, we account for such contracts as variable rate operating leases and recognize revenue for the applicable period based on the actual net revenue distributed by the pool.

Any contingent elements of rental income, such as profit share or interest rate adjustments, are recognized when the contingent conditions have materialized.

Frontline Shipping pays the Company a profit sharing rate of 50% of their earnings above average threshold charter rates on a time-charter equivalent basis from their use of the Company's fleet each quarter. For each profit sharing period, the threshold is calculated as the number of days in the period multiplied by the daily threshold TCE rates for the applicable vessels. The 50% profit sharing agreement with Frontline Shipping is payable on a quarterly basis.

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

Investment in Debt and Equity Securities
Investments in debt and equity securities include share investments and interest-earning listed and unlisted corporate bonds. Any premium paid on their acquisition is amortized over the life of the bond. Investments in debt securities are recorded at fair value, with unrealized gains and losses recorded as a separate component of other comprehensive income. Investments in equity securities are recorded at fair value, with unrealized gains and losses recorded in the consolidated statement of operations. If circumstances arise which lead the Company to believe that the issuer of a corporate bond may be unable meet its payment obligations in full, or that the fair value at acquisition of the share investment or corporate bond may otherwise not be fully recoverable, then to the extent that a loss is expected to arise that unrealized loss is recorded as an impairment in the statement of operations, with an adjustment if necessary to any unrealized gains or losses previously recorded in other comprehensive income. In determining whether the Company has an other-than-temporary impairment in its investment in bonds, in addition to the Company’s intention and ability to hold the investments until the market recovers, the Company considers the period of decline, the amount and the severity of the decline and the ability of the investment to recover in the near to medium term. The Company also evaluates if the underlying security provided by the bonds is sufficient to ensure that the decline in fair value of these bonds did not result in an other-than-temporary impairment.

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

Vessels and Depreciation (including operating lease assets)
The cost of vessels and rigs less estimated residual value are depreciated on a straight line basis over their estimated remaining economic useful lives.  The estimated economic useful life of our offshore assets, including drilling rigs and drillships, is 30 years and for all other vessels it is 25 years. These are common life expectancies applied in the shipping and offshore industries.

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

Vessels and Equipment under Capital Lease

The Company charters-in certain vessels and equipment under leasing agreements. Leases of vessels and equipment, where the Company has substantially all the risks and rewards of ownership, are classified as capital lease assets, with corresponding capital lease obligations recorded. Capital lease assets are capitalized at the commencement of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments.

For sale and lease back transactions, when the asset sold is for more or less than its carrying amount, any indicated loss or gain on the sale is in substance a prepayment of rent or unearned rent, respectively, and thus, in accordance with ASC 840-40-35-4, the Company defers this prepaid or unearned rental and amortizes it over the lease term. In case the fair value of the asset sold is less than its carrying amount, any indicated loss on the sale is recognized in the consolidated statement of income as incurred.

Depreciation of vessels and equipment under capital lease is included within "Depreciation" in the consolidated statement of operations. Vessels and equipment under capital lease are depreciated on a straight-line basis over the vessels' remaining economic useful lives or on a straight-line basis over the term of the lease. The method applied is determined by the criteria by which the lease has been assessed to be a capital lease.

Investment in Direct Financing and Sales-Type Leases

Leases (charters) of our vessels where we are the lessor are classified as either direct financing or sales-type leases or operating leases, based on an assessment of the terms of the lease. For charters classified as direct financing leases, the minimum lease payments (reduced in the case of time-chartered vessels by projected vessel operating costs) plus the estimated residual value of the vessel are recorded as the gross investment in the capital lease.

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

There is a degree of uncertainty involved in the estimation of the unguaranteed residual values of assets leased under both operating and direct financing or sales-type leases. Global effects of supply and demand for oil and other cargoes, and changes in international government regulations cause volatility in the spot market for second-hand vessels. Where assets are held until the end of their useful lives the unguaranteed residual value (i.e. scrap value) will fluctuate with the price of steel and any changes in laws related to the ship scrapping process, commonly known as ship breaking.

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

In the year ended December 31, 2016, reviews of the carrying value of long-lived assets indicated that one VLCC classified as held for sale and one container vessel were impaired, and charges were taken against these assets. In 2017, the reviews of the carrying value of long-lived assets resulted in no impairment charge being required. In 2018, reviews of the carrying value of long-lived assets indicated that five offshore support vessels and four VLCCs were impaired, and charges were taken against these assets.

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

At December 31, 2018, we owned 75 vessels and rigs. Including the two ultra-deepwater drilling units and the harsh-environment jack-up drilling rig which are owned by equity accounted subsidiaries, the aggregate carrying value of these 75 assets at December 31, 2018, was $2.8 billion, as summarized in the table below. The table is presented in the context of the markets in which the vessels operate, with crude oil tankers, oil product tankers and chemical tankers grouped together under "Tanker vessels", container vessels and car carriers grouped together under "Liners" and jack-up drilling rigs, ultra-deepwater drilling units and offshore support vessels grouped together under "Offshore units".

		Aggregate carrying value at
	Number of	December 31, 2018
	owned vessels	($ millions)
Tanker vessels (1)	9	340
Dry bulk carriers (2)	22	539
Liners (3)	36	856
Offshore units (4)	8	1,063
	75	2,798

(1)	Includes nine vessels with an aggregate carrying value of $340 million, which we believe exceeds their aggregate charter-free market value by approximately $68 million.

(2)
Includes 14 vessels with an aggregate carrying value of $321 million, which we believe exceeds their aggregate charter-free market value by approximately $133 million and eight vessels with an aggregate carrying value of $218 million, which we believe is approximately $23 million less than their aggregate charter-free market value.

(3)
Includes nine vessels with an aggregate carrying value of $357 million, which we believe exceeds their aggregate charter-free market value by approximately $47 million, and 27 vessels with an aggregate carrying value of $500 million, which we believe is approximately $40 million less than their aggregate charter-free market value.

(4)
Includes five vessels with an aggregate net carrying value of $43 million, which we believe does not exceed their aggregate charter-free market value following their impairment at December 31, 2018, and three vessels with an aggregate carrying value of $1,020 million, which we believe is approximately $174 million less than their aggregate charter-free market value.

The above aggregate carrying value of $2.8 billion at December 31, 2018, is made up of (a) $221 million investments in direct finance leases (excluding the chartered-in container vessels MSC Anna, MSC Vivianna, MSC Erica and MSC Reef), (b) $1,556 million vessels and equipment (excluding vessels and equipment under capital lease), (c) $1,020 million carrying value of two ultra-deepwater drilling units and one jack-up drilling rig owned by equity accounted subsidiaries.

Obligations under Capital Lease

The Company charters-in certain vessels and equipment under leasing agreements. Leases of vessels and equipment, where the Company has substantially all the risks and rewards of ownership, are classified as capital lease assets, with corresponding capital lease obligations recorded. Capital lease assets are capitalized at the commencement of the lease at the lower between the fair value of the leased asset and the present value of the minimum lease payments. Each lease payment is allocated between liability and finance charges to achieve a constant rate on the capital balance outstanding. The interest element of the capital cost is charged to the Consolidated Statement of Operations over the lease period.

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

Recent accounting pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02 "Leases" to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 creates a new Accounting Standards Codification Topic 842 "Leases" to replace the previous Topic 840 "Leases." ASU 2016-02 affects both lessees and lessors, although for the latter the provisions are similar to the previous model, but updated to align with certain changes to the lessee model and also the new revenue recognition provisions contained in Topic 606. ASU 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. Accounting Standards Codification ("ASC") 842 provides a group of practical expedients that allows entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases. The Company plans to adopt ASC 842 on January 1, 2019 and has elected the use of the practical expedients. Due to this election, the Company has determined the adoption of ASC 842 will not have a material impact on the consolidated financial statements.

In December 2018, the FASB issued ASU No. 2018-20 "Leases (Topic 842): Narrow-Scope Improvements for Lessors" to address issues facing lessors when applying the leases standard. The amendments addresses the following issues; (i) Sales taxes and other similar taxes collected from lessees, which permits lessors, as an accounting policy election, to not evaluate whether certain sales taxes and other similar taxes are lessor costs or lessee costs. Instead, those lessors will account for those costs as if they are lessee costs and exclude the costs from being reported as lease revenue with an associated expense. (ii) Certain lessor costs paid directly by lessees, whereby certain lessor costs require lessors to exclude from variable payments, and therefore revenue, lessor costs paid by lessees directly to third parties. The amendments also require lessors to account for costs excluded from the consideration of a contract that are paid by the lessor and reimbursed by the lessee as variable payments. A lessor will record those reimbursed costs as revenue. (iii) Recognition of variable payments for contracts with lease and non-lease components. The amendments relate to recognizing variable payments for contracts with lease and non-lease components require lessors to allocate (rather than recognize as currently required in the new leases standard) certain variable payments to the lease and non-lease components when the changes in facts and circumstances on which the variable payment is based occur. After the allocation, the amount of variable payments allocated to the lease components will be recognized as income in profit or loss in accordance with the new leasing guidance, while the amount of variable payments allocated to non-lease components will be recognized in accordance with other accounting guidance, such as revenue from contracts with customers. ASU 2018-20 is effective for fiscal years and interim periods beginning after December 15, 2018. The Company has evaluated the adoption of ASU 2018-20 will not have a material impact on the consolidated financial statements.

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

In August 2017, the FASB issued ASU 2017-12 "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities" to enable entities to better portray the economics of their risk management activities in the financial statements and enhance the transparency and understandability of hedge results. The amendments also simplify the application of hedge accounting in certain situations. ASU 2017-12 is effective for fiscal years and interim periods beginning after December 15, 2018. The Company has not elected to early adopt. The effect of the adoption of ASU 2017-12 will be that $34.4 thousand of hedge ineffectiveness losses will be reclassified from retained earnings to other comprehensive income.

In July 2018, the FASB issued ASU 2018-10 "'Codification Improvements to Topic 842, Leases" to provide amendments that affect narrow aspects of the guidance issued in the amendments in ASU 2016-02 including those regarding residual value guarantees, rate implicit in the lease, lessee reassessment of lease classification, lessor reassessment of lease term and purchase option, variable lease payments that depend on an index or a rate, investment tax credits, lease term and purchase option, transition guidance for amounts previously recognized in business combinations, certain transition adjustments, transition guidance for leases previously classified as capital leases under Topic 840, transition guidance for modifications to leases previously classified as direct financing or sales-type leases under Topic 840, transition guidance for sale and leaseback transactions, impairment of net investment in the lease, unguaranteed residual asset, effect of initial direct costs on rate implicit in the lease, and failed sale and leaseback transactions. ASU 2018-10 is effective for fiscal years and interim periods beginning after December 15, 2018. The Company does not expect that the adoption of ASU 2018-10 will have a material effect on the consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-16 "Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes." In the United States, eligible benchmark interest rates under Topic 815 are interest rates on direct Treasury obligations of the U.S. government (UST), the London Interbank Offered Rate (LIBOR) swap rate, and the Overnight Index Swap (OIS) Rate based on the Fed Funds Effective Rate. When the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, in August 2017, it introduced the Securities Industry and Financial Markets Association (SIFMA) Municipal Swap Rate as the fourth permissible U.S. benchmark rate. The new ASU adds the OIS rate based on SOFR as a U.S. benchmark interest rate to facilitate the LIBOR to SOFR transition and provide sufficient lead time for entities to prepare for changes to interest rate risk hedging strategies for both risk management and hedge accounting purposes. ASU 2018-16 is effective for fiscal years and interim periods beginning after December 15, 2019. The Company is currently assessing the impact of ASU 2018-16 on the consolidated financial statements.

In November 2018, the FASB issued ASU No. 2018-18 "Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606", which defines a collaborative arrangement as a contractual arrangement under which two or more parties actively participate in a joint operating activity and are exposed to significant risks and rewards that depend on the activity’s commercial success. The ASU provides guidance on how to assess whether certain transactions between collaborative arrangement participants should be accounted for within the revenue recognition standard.

The ASU also provides more comparability in the presentation of revenue for certain transactions between collaborative arrangement participants. It accomplishes this by allowing organizations to only present units of account in collaborative arrangements that are within the scope of the revenue recognition standard together with revenue accounted for under the revenue recognition standard. The parts of the collaborative arrangement that are not in the scope of the revenue recognition standard should be presented separately from revenue accounted for under the revenue recognition standard. ASU 2018-18 is effective for fiscal years and interim periods beginning after December 15, 2019. The Company does not expect that the adoption of ASU 2018-18 will have a material effect on the consolidated financial statements.

Also in November 2018, the FASB issued ASU No. 2018-19 "Codification Improvements to Topic 326, Financial Instruments-Credit Losses" to provide new guidance to mitigate the transition complexity by requiring entities other than public business entities, including not-for-profit organizations and certain employee benefit plans, to implement the credit losses standard issued in 2016, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. This aligns the implementation date for their annual financial statements with the implementation date for their interim financial statements. The guidance also clarifies that receivables arising from operating leases are not within the scope of the credit losses standard, but rather, should be accounted for in accordance with the leases standard. ASU 2018-19 is effective for fiscal years and interim periods beginning after December 15, 2019. The Company is currently assessing the impact of ASU 2018-19 on the consolidated financial statements.

Market Overview

The Oil Tanker Market

According to industry sources, the tanker freight rates experienced an increase in 2014 and 2015 from the low levels in 2013. This increase was abruptly halted in 2016. Spot charter rates for VLCCs averaged $41,488 per day in 2016, down from an average spot charter rate in 2015 of $64,486 per day. A further decrease in rates was seen in 2017, where rates averaged $17,794 per day for the full year. In the current year, the rates started out with a downward momentum, reaching a low of $3,185 per day in May. The market strengthened significantly during the second half of 2018, peaking at average rates of $45,317 in November. Suezmax tanker spot rates also saw an increase year on year from $16,749 in December 2017 to $42,108 in December 2018.

Overall, tonnage demand for tankers has increased by more than 2% in 2018, compared to a 4.7% growth in 2017. However, on the supply side, crude oil tanker capacity remained flat at 0.3% in 2018, compared to a growth of 5.4% in 2017.

This decrease in capacity relative to demand resulted in an increase in TCE rates for modern VLCCs and Suezmax tankers in the later part of 2018, reaching approximately $33,000 and $24,000 per day respectively.

The increase in rates during the second half of 2018 is partly attributable to total tanker demolition reaching 21m dwt in 2018, which is the highest level recorded since 1985. According to industry sources, at the end of 2018 the total order book for new VLCCs and Suezmax tankers consisted, respectively, of 99 vessels and 64 vessels, representing approximately 13% and 12% of the existing fleet.

The Dry Bulk Shipping Market

According to industry sources, the dry bulk shipping market experienced a relatively positive year across all sectors of the drybulk market, following a good 2017. Fleet capacity increased nearly 3%, while tonnage demand increased by nearly 2.5%. However in the last quarter of the year, average bulker earnings fell by 10% on a year-on-year basis, representing the first decline since the end of 2016. While the overall supply-demand outlook currently seems balanced for the sector, a number uncertain risk factors are a cause for concern, such as global trade war, economic concerns and the uncertainty for Chinese imports.

The average one-year time charter rates for Capesize, Supramax and Handysize dry bulk carriers were, respectively, $19,100 per day, $12,800 per day and $10,200 per day, representing increases from 2017 of 26%, 30% and 26%, respectively.

During the year, contracting for newbuilding dry bulk carriers decreased to 30.9 million dwt from 36.2 million dwt in 2017, while deliveries of new vessels amounted to 28 million dwt and scrapping removed some 4 million dwt. Thus, fleet capacity increased by 24 million dwt, equivalent to approximately 3% of the total fleet size. At the end of 2018, the total order book for new dry bulk carriers was 88.5 million dwt, equivalent to 11% of the existing fleet.

The Capesize spot rates for 2018 remained typically volatile, averaging $15,614 per day in December compared with $23,737 per day in December 2017. To further demonstrate the volatility in the sector, there was a 15% decrease in rates between September to December. However, overall, the Capesize sector saw an increase in average rates year-on-year of 4%, its highest level since 2011.

The Freight Liner Market (Containerships and Car Carriers)

According to industry sources, the container charter market saw broad improvements in 2018 compared to 2017. Charter rates improved on a full year average basis, while box freight rates on a whole were relatively flat. Throughout the year supply outgrew the demand expansion, softening the market fundamentals.

Global container trade is estimated to have grown by 4.3% in 2018, on the back of firm growth on the transpacific trade route.

Containership fleet capacity in 2018 expanded by a total of 5.6%, which was largely accounted for by the growth of 15,000+ TEU vessels that resulted in a 34% fleet increase in 2018. Containerships delivered in the full year 2018, totaled 168 vessels of 1.3 million TEU comparing to 148 vessels of 1.1 million TEU in 2017. Contracting for the segment stood at 190 vessels of 1.2 million TEU at 2018 year end and at the start of 2019, the order book amounted to 428 vessels, however deliveries are expected to slow for 0.9 million TEU in 2019 and 1.1 million TEU in 2020. At the same time recycling activity is projected to increase.

The ongoing changes in environmental and regulatory requirements continue to play an important role in the sector, with 266 container vessels, including delivered newbuildings, of 2.2 million TEU fitted or are due to be fitted with Sulfur Oxide, or SOx scrubbers at the start of 2019. Furthermore, consolidation within the sector continues to remain a key theme between a number of liner companies.

According to industry sources, seaborne car trade continued to grow in 2018 following an expansion in 2017, with volumes estimated to have risen by 6% in 2017, and are projected to grow by more than 3% in 2018 to 22.3 million cars (excluding intra-EU trade) in the full year. Historically, seaborne car trade had been one of the faster growing parts of seaborne trade, but expansion had been very limited in recent years. In 2016, seaborne car trade fell by 1% to 20.3 million cars, 2% lower than trade in 2013, with volumes also still below the 2007 peak. The low commodity price environment significantly undermined consumer demand in many developing countries in 2016 with 21.1 million cars shipped. Global seaborne trade is expected to slow in 2019 to 2.4%, with forecasted volumes to reach 22.9 million cars. Rising consumer demand is expected to drive continued growth in imports into South America and Africa. Sales in alternative energy vehicles, such as hybrid and electric cars are expected to continue to rise, particularly in European, Chinese and emerging markets.

The Offshore Drilling Market

According to industry sources, the price of oil (Brent crude spot) averaged around $110 from 2011 to 2013, which was attractive to oil and gas companies and prompted them to substantially increase their investment in offshore exploration and development activity, resulting in full utilization and record high day rates for mobile offshore drilling units in 2013. However, over the course of 2014 the oil price fell to below $50 per barrel in December 2014 and the fall continued to under $30 per barrel in January 2016, although this recovered to an average of $43 per barrel by the end of 2016. As a consequence of this fall in oil prices, oil and gas companies have significantly reduced their exploration and development activities, resulting in decidedly weaker demand in the offshore drilling market. However, the last two years has seen an increase to an average of $54 per barrel in 2017, and a further increase to $71 per barrel in 2018. According to industry sources, the demand for Ultra Deepwater drilling units stands at 29 Semis and 65 drill ships, totaling 94. The active supply amounts to 40 Semis and 80 Drill ships, corresponding to an active utilization of 78.3% for the segment. There is still a total of 41 Ultra Deepwater drilling units cold stacked.

There is currently a total worldwide demand for harsh environment jack ups totaling 41 units, with a supply of 51 units, amounting to a utilization of 80.4%. There are four harsh environment jack ups that are still cold stacked on a worldwide basis.

The Offshore Support Vessel ("OSV") Market

According to industry sources, the OSV market remains one of the most severely affected by the offshore downturn. During 2018, the OSV market remained depressed with several owners leaving this market during the year.

The OSV market has suffered due to significant debt and oversupply of vessels. During 2018, the market saw an overall number of 150 vessels being recycled, compared to the record-breaking year of 2017 which saw 143 vessels sold for recycling. Despite the market moving slowly, indications show that developments are moving in the right direction. Activity in both the Platform Supply (“PSV”) and Anchor Handling Tug Supply (“AHTS”) sector saw continuous growth in 2018, up 7% from the bottom seen during the first half of 2017. There are significant differences in regions, with positive signs in rates and utilization seen in the North Sea and in Brazil, with US Gulf and South East Asia seeing very little movement compared to market conditions at the end of 2017.

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

Results of Operations

Year ended December 31, 2018, compared with year ended December 31, 2017

Net income for the year ended December 31, 2018, was $73.6 million, a decrease of 27.3% from the year ended December 31, 2017.

(in thousands of $)	2018	2017
Total operating revenues	418,712	380,878
Gain/(loss) on sale of assets and termination of charters	(2,578)	1,124
Gain/(loss) on sale of subsidiaries and disposal groups	7,613	—
Total operating expenses	306,132	227,376
Net operating income	117,615	154,626
Interest income	17,951	19,330
Interest expense	(113,886)	(90,414)
Gain/(loss) on purchase of bonds	1,146	(2,305)
Other non-operating items (net)	36,161	(3,794)
Equity in earnings of associated companies	14,635	23,766
Net income	73,622	101,209

Net operating income for the year ended December 31, 2018, was $117.6 million, compared with $154.6 million for the year ended December 31, 2017. The decrease was principally due to vessel impairment charges recorded against four VLCCs and five offshore supply vessels and a net loss on disposal of seven vessels offset by a gain on disposal of the subsidiary owning the jack-up rig Soehanah. Overall net income for 2018 decreased by $27.6 million compared with 2017 mainly due to the decrease in net operating income, an increase in interest expense and lower earnings from equity accounted associated companies. This was offset by an increase in mark-to market gain on equity securities and gains on the divestment of bonds and shares in Golden Close.

Three ultra-deepwater drilling units were accounted for under the equity method during 2018 and 2017. The operating revenues of the wholly-owned subsidiaries owning these assets are included under "equity in earnings of associated companies", where they are reported net of operating and non-operating expenses.

Operating revenues

(in thousands of $)	2018	2017
Direct financing lease interest income	39,678	38,265
Finance lease service revenues	22,095	35,010
Profit sharing revenues	1,779	5,814
Time charter revenues	292,726	238,409
Bareboat charter revenues	36,222	40,596
Voyage charter revenues	24,339	21,037
Other operating income	1,873	1,747
Total operating revenues	418,712	380,878

Total operating revenues increased by 9.9% in the year ended December 31, 2018, compared with the year ended December 31, 2017.

Direct financing and sales-type lease interest income arises on the Company's crude oil tankers on charter to Frontline Shipping, one offshore support vessel on charter to the Solstad Charterer and 20 container vessels on charter to MSC. In general, direct financing lease interest income reduces over the terms of our leases, as progressively a lesser proportion of the lease rental payment is allocated to interest income and a greater proportion is treated as repayment on the lease. The $1.4 million increase in direct finance lease interest income from 2017 to 2018 is mainly a result of the addition of 15 second hand feeder size container vessels acquired in 2018. In addition two 19,400 TEU container vessels delivered in December 2018 on long-term charter to MSC contributed marginally to the increase. The increase was offset by the disposal of two Suezmax tankers in May 2017 and August 2017 and the sale of eight VLCC tankers between March 2017 and December 2018, and a reduction in lease income for one offshore supply vessel on charter to the Solstad Charterer following agreements to restructure and defer charterhire.

The $12.9 million reduction in finance lease service revenue arose as a result of the sale of the eight VLCCs and two Suezmax tankers previously on charter to Frontline Shipping.

We have a profit sharing arrangement with Frontline Shipping whereby the Company earns a 50% share of profits earned by the vessels above threshold levels. The Company earned and recognized profit sharing revenue under this arrangement of $1.5 million in the year ended December 31, 2018 compared with $5.6 million in 2017. The decrease is attributable to a less favorable tanker market in 2018 and also fewer vessels on charter to Frontline Shipping. In addition, the Company has eight dry bulk carriers operating on time-charters to the Golden Ocean Charterer, which includes profit sharing arrangements whereby the Company earns a 33% share of profits earned by the vessels above threshold levels. In the year ended December 31, 2018, the Company earned $0.2 million income under this arrangement compared with $0.2 million profit share in 2017.

In addition, we had a profit sharing agreement on one of our two Suezmax tankers trading in a pool together with two tankers owned by Frontline, which earned us nil profit share income in 2018 compared with $0.1 million in 2017.

Following amendments made to agreements in 2016, we also have a profit share arrangement relating to the five offshore supply vessels on charter to the Solstad Charterer, whereby the Company is entitled to a 50% profit share above the base charter rates, calculated and paid on a quarterly basis on a vessel by vessel basis. No profit share revenue was earned by the vessels in 2018 or in 2017 as all five vessels are in lay-up.
During 2018, time charter revenues were earned by 15 container vessels, two car carriers, 22 dry bulk carriers, one Suezmax tanker and two oil product tankers. The $54.3 million increase in time charter revenues in 2018 compared with 2017, was mainly due to the addition of three 10,600 TEU container vessels in September and October 2018, four 13,800 TEU container vessels in May 2018, as well as the addition of two oil product tankers delivered from the shipyard in August 2017. These increases to time charter revenues were partly offset by the Suezmax, Everbright earning time charter revenue for the full year 2017 but only partially in the same period in 2018 due to the return of the vessel to voyage chartering following the expiry of a two-year time charter contract in February 2018.
Bareboat charter revenues are earned by our vessels and rigs which are leased under operating leases on a bareboat basis. In 2018 and 2017, these consisted of four offshore support vessels, two chemical tankers, one jack-up drilling rig, two 1,700 TEU container vessels, two 5,800 TEU container vessels and seven 4,100 TEU container vessels. The $4.4 million decrease in bareboat charter revenues is mainly due to decrease in bareboat charter revenues was mainly due to lower revenues recorded for the four offshore support vessels. The decrease in bareboat charter revenue was partially offset by the jack-up drilling rig Soehanah, which earned $3.6 million in bareboat revenue in 2018 compared to $1.9 million in 2017. The rig was sold on December 31, 2018.

Two of our vessels, the Suezmax tankers Everbright and Glorycrown, and four Handysize dry bulk carriers operated on a voyage charter basis during 2018. In 2017, five Handysize dry bulk carriers and one of the Suezmax tankers operated on a voyage charter basis. The $3.3 million increase in voyage charter revenues from 2017 to 2018 is mainly attributable to the trading patterns of the two Suezmax tankers trading in a pool together with two tankers owned by Frontline. During the year ended December 31, 2018, there was an increase in voyage charter revenue from Everbright, which returned to voyage chartering during the year as described above. The Everbright increase was partly offset by a slight decrease in voyage charter income from Glorycrown. The 2018 increase in voyage charter revenues, compared to 2017, was also partially offset by a decrease resulting from the trading patterns of certain Handysize dry bulk carriers which earned more time charter revenues than voyages charter revenues.

Cash flows arising from direct financing leases

The following table analyzes our cash flows from the direct financing leases with Frontline Shipping, the Solstad charterer, and MSC during 2018 and 2017, and shows how they are accounted for:

(in thousands of $)	2018	2017
Charterhire payments accounted for as:
Direct financing and sales-type lease interest income	39,678	38,265
Finance lease service revenues	22,095	35,010
Direct financing lease repayments	33,486	31,929
Total direct financing and sales-type lease payments received	95,259	105,204

Gain/(loss) on sale of assets and termination of charters
In 2018, a net loss of $2.6 million was recorded, arising from the disposals of six crude oil tankers previously on charter to Frontline Shipping, and one container vessel, SFL Avon, sold in May 2018. In 2017, a net gain of $1.1 million was recorded, arising from the disposals of four crude oil tankers, the commencement of a sales-type lease for the 1,700 TEU container vessel MSC Alice and the early termination of the previous charter for the jack-up drilling rig Soehanah. (see Note 8: Gain/(loss) on sale of assets and termination of charters).

Gain/(loss) on sale of subsidiaries and disposal groups
In December 2018, the Company entered into an agreement to sell 100% of the share capital of Rig Finance Limited ("Rig Finance"), a wholly owned subsidiary, to an unrelated third party. Rig Finance owned the jack-up drilling rig Soehanah resulting in a net gain of $7.6 million on the sale.

Operating expenses

(in thousands of $)	2018	2017
Vessel operating expenses	128,548	131,794
Depreciation	104,079	88,150
Vessel impairment charge	64,338	—
Administrative expenses	9,167	7,432
	306,132	227,376

Vessel operating expenses include operating and occasional voyage expenses for the container vessels, dry bulk carriers, product tankers and car carriers operated on a time charter basis and managed by related and unrelated parties, and also voyage expenses from our two Suezmax tankers trading in a pool together with two tankers owned by Frontline and certain Handysize dry bulk carriers operating in the spot market during 2018. In addition, vessel operating expenses include payments to Frontline Management of $9,000 per day for each vessel chartered to Frontline Shipping and also payments to Golden Ocean Management of $7,000 per day for each vessel chartered the Golden Ocean Charterer, in accordance with the vessel management agreements.
Vessel operating expenses decreased by $3.2 million in 2018, compared with 2017. The decrease is mainly due to the disposal of two Suezmax tankers in May 2017 and August 2017 and the sale of eight VLCC tankers between March 2017 and December 2018, as described above, from the fleet of crude oil tankers on charter to Frontline Shipping. The decrease was partly offset by the two oil product tankers delivered from the shipyard in August 2017 and the increases in expenses from the addition of three 10,600 TEU container vessels in September and October 2018, four 13,800 TEU container vessels in May 2018.
Depreciation expenses relate to the vessels on charters accounted for as operating leases and on voyage charters. The increase in depreciation by $15.9 million for 2018 compared with 2017, was mainly due to the addition of the two product tankers, SFL Trinity and SFL Sabine delivered to the Company in August 2017, the acquisition of four 13,800 TEU container vessels in May 2018 and the addition of three 10,600 TEU container vessels in September and October 2018. The increase was partially offset by a decrease in depreciation for the jack-up drilling rig Soehanah, following the termination of its previous bareboat charter agreement. The basis of the previous higher depreciation was an amortization to an option price within the terminated agreement.

During 2018, a review of the carrying value of long-lived assets indicated that the carrying values of four of our VLCCs and five of our offshore supply vessels were other than temporarily impaired, resulting in an impairment charge of $64.3 million recorded against their carrying values. In 2017, no vessel impairment charge was recorded.
The 23% increase in administrative expenses for 2018, compared with 2017, is mainly due to increased salary costs due to increased headcount. Increases in professional fees, registration and travel activities also contributed to the higher administrative expenses.

Interest income

Interest income decreased from $19.3 million in 2017 to $18.0 million in 2018, mainly due to lower interest income from long term loans to associated companies as well as interest received on debt securities. This decrease was partly offset by increased interest income from short term deposits.

Interest expense

(in thousands of $)	2018	2017
Interest on US$ floating rate loans	51,357	33,466
Interest on NOK 600M floating rate bonds due 2017	—	2,082
Interest on NOK 900M floating rate bonds due 2019	4,597	4,691
Interest on NOK 500M floating rate bonds due 2020	3,531	1,852
Interest on NOK 600M floating rate bonds due 2023	1,232	—
Interest on 3.25% convertible bonds due 2018	171	5,107
Interest on 5.75% convertible bonds due 2021	12,926	12,866
Interest on 4.875% convertible bonds due 2023	5,448	—
Swap interest	2,661	5,328
Interest on capital lease obligation	21,775	15,982
Other interest	—	26
Amortization of deferred charges	10,188	9,014
	113,886	90,414

At December 31, 2018, the Company, including its consolidated subsidiaries, had total debt principal outstanding of $1.5 billion (2017: $1.5 billion), comprising $77.7 million (NOK672 million) outstanding principal amount of NOK floating rate bonds due 2019 (2017: $92.5 million, NOK758 million), $57.8 million (NOK500 million) outstanding principal amount of NOK floating rate bonds due 2020 (2017: $61.0 million, NOK 500 million), $69.4 million (NOK600 million) outstanding principal amount of NOK floating rate bonds due 2023 (2017: $nil, NOKnil), $nil outstanding principal amount of 3.25% convertible bonds due 2018 (2017: $63.2 million), $212.2 million outstanding principal amount of 5.75% convertible bonds due 2021 (2017: $225.0 million), $151.7 million outstanding principal amount of 4.875% convertible bonds due 2023 (2017: $nil), and $0.9 billion under floating rate secured long term credit facilities (2017: $1.1 billion). In addition, the Company, including its consolidated subsidiaries, had total capital lease debt obligations outstanding of $1.2 billion (2017: $0.2 billion).
The average three-month US$ London Interbank Offered Rate, or LIBOR, was 2.30% in 2018 and 1.26% in 2017. The increase in interest expense associated with our floating rate debt for 2018, compared with 2017, is mainly due to the increase in LIBOR for the period and increases in loans.
The decrease in interest payable on the 3.25% convertible bonds due 2018 and the NOK 600 million floating rate bonds due 2017 is due to their redemption in February 2018 and July 2017, respectively. The increase in interest payable on the 4.875% convertible bonds and NOK 600 million floating rate bonds due 2023 is due to their issuance in April 2018 and September 2018, respectively.
At December 31, 2018, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fixed our interest rates on $0.9 billion of floating rate debt at a weighted average rate excluding margin of 2.92% per annum (2017: $1.1 billion of floating rate debt fixed at a weighted average rate excluding margin of 2.85% per annum).
The above capital lease interest expense represents the interest portion of our capital lease obligations from four (2017: two) chartered-in 19,200 TEU and 19,400 TEU container vessels and from four (2017: nil) 13,800 TEU container vessels acquired in

May 2018 and three (2017: nil) 10,600 TEU vessels that were re-financed through Japanese Operating Leases with Call Option sale and leaseback financing ("JOLCO financing") (see Note: 21: Capital lease obligations and other long-term liabilities).

As reported above, two ultra-deepwater drilling units and one harsh environment jack-up drilling rig were accounted for under the equity method in 2018 and 2017. Their non-operating expenses, including interest expenses, are not included above, but are reflected in "Equity in earnings of associated companies" below.

Other non-operating items

In 2018, other non-operating items amounted to a net gain of $36.2 million, compared to a net loss of $3.8 million in 2017. The net gain of $36.2 million for 2018 arose mainly from a gain on the disposal of bonds and shares in Golden Close of $13.5 million, a gain of $12.3 million from the mark-to-market of equity investments, $13.9 million fair value increase in non-designated derivatives offset by $0.7 million of net cash payments on non-designated derivatives and a net loss of $2.0 million arising from foreign currency translation (see Note 10: Other financial items).
The net loss of $3.8 million for 2017 arose mainly from $5.1 million of net cash payments on non-designated interest rate swaps, an impairment loss recorded against available for sale investments of $4.4 million and $4.5 million of foreign exchange losses resulting mainly from the translation of de-designated NOK bonds. This expense was partly offset by a gain of $8.1 million from positive mark-to-market adjustments to financial instruments and $3.3 million dividend income received on the Frontline shares (see Note 24: Related party transactions).

Equity in earnings of associated companies

During 2018 and 2017, the Company had certain wholly-owned subsidiaries accounted for under the equity method, as discussed in the consolidated financial statements included herein (Note 17: Investment in associated companies). The total equity in earnings of associated companies in 2018 was $9.1 million lower than in the comparative period in 2017 mainly due to the reduction in finance lease interest income recorded by the ultra-deepwater drilling units West Taurus and West Hercules and the harsh environment jack-up drilling rig West Linus. This is due to the amendments undertaken to the charter contracts for these rigs in connection with the Seadrill Restructuring Plan. Under the terms of the Restructuring Plan, the Company agreed to reduce the contractual charter hire for each of the three drilling units on charter to the Seadrill Charterers by approximately 29% for a period of five years with economic effect from January 2018, with the reduced amounts added back in the period thereafter. The term of the charters for West Hercules and West Taurus was also extended by 13 months until December 2024. In addition, the purchase obligations in the case of West Hercules and West Taurus and the put option in the case of West Linus at expiry of the charters were amended.

Year ended December 31, 2017, compared with year ended December 31, 2016

Net income for the year ended December 31, 2017, was $101.2 million, a decrease of 30.9% from the year ended December 31, 2016.

(in thousands of $)	2017	2016
Total operating revenues	380,878	412,951
Gain/(loss) on sale of assets and termination of charters	1,124	(167)
Total operating expenses	(227,376)	(244,695)
Net operating income	154,626	168,089
Interest income	19,330	21,736
Interest expense	(90,414)	(71,843)
Loss/(gain) on purchase of bonds	(2,305)	(8,802)
Other non-operating items (net)	(3,794)	9,461
Equity in earnings of associated companies	23,766	27,765
Net income	101,209	146,406

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
During 2017, time charter revenues were earned by eight container vessels, two car carriers, 22 dry bulk carriers, one Suezmax tanker and two oil product tankers. The $11.7 million increase in time charter revenues in 2017 compared with 2016, was mainly due to the addition of the two product tankers delivered from the shipyard in August 2017 and also due to a full year of earnings in 2017 from two of the three 9,300 - 9,500 TEU container vessels that commenced time charter contracts in February 2016 and May 2016, respectively. These increases to time charter revenues were partly offset by the 1,700 TEU container vessel, MSC Alice earning time charter revenue in 2016 but none in the same period in 2017.

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

Gain/(loss) on sale of assets and termination of charters
In 2017, a net gain of $1.1 million was recorded, arising from the disposals of four crude oil tankers, the commencement of a sales-type lease for the 1,700 TEU container vessel MSC Alice and the early termination of the previous charter for the jack-up drilling rig Soehanah. (see Note 8: Gain/(loss) on sale of assets and termination of charters). In 2016, a loss of $0.2 million was recorded on the disposals of the offshore supply vessel Sea Bear, sold in February 2016 and the VLCC Front Vanguard in July 2016.

Operating expenses

(in thousands of $)	2017	2016
Vessel operating expenses	131,794	136,016
Depreciation	88,150	94,293
Vessel impairment charge	—	5,314
Administrative expenses	7,432	9,072
	227,376	244,695

Vessel operating expenses consist of payments to Frontline Management of $9,000 per day for each vessel chartered to Frontline Shipping and also payments to Golden Ocean Management of $7,000 per day for each vessel chartered to Golden Ocean Charterer, in accordance with the vessel management agreements. In addition, vessel operating expenses include operating and occasional voyage expenses for the container vessels, dry bulk carriers, product tankers and car carriers operated on a time charter basis and managed by related and unrelated parties, and also voyage expenses from our two Suezmax tankers trading in a pool together with two tankers owned by Frontline and certain Handysize dry bulk carriers operating in the spot market during 2017.
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

At December 31, 2017, the Company, including its consolidated subsidiaries, had total debt principal outstanding of $1.5 billion (2016: $1.6 billion), comprising $92.5 million (NOK758 million) outstanding principal amount of NOK floating rate bonds due 2019 (2016: $87.8 million, NOK758 million), $61.0 million (NOK 500 million) outstanding principal amount of NOK floating rate bonds due 2020 (2016: $nil, NOKnil), $63.2 million outstanding principal amount of 3.25% convertible bonds due 2018 (2016: $184.2 million), $225.0 million outstanding principal amount of 5.75% convertible bonds due 2021 (2016: $225.0 million), and $1.1 billion under floating rate secured long term credit facilities (2016: $1.0 billion).
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
In October 2015, we entered into agreements to charter in two 19,200 TEU container vessels on a bareboat basis, each for a period of 15 years from delivery by the shipyard, and to charter out each vessel for the same 15 year period. The first of these vessels was delivered in December 2016 and the second one was delivered in March 2017. These vessels are accounted for as direct financing lease assets. The above capital lease interest expense represents the interest portion of our capital lease obligations from chartering-in these vessels from their third party owners.

As reported above, two ultra-deepwater drilling units and one harsh environment jack-up drilling rig were accounted for under the equity method in 2017 and 2016. Their non-operating expenses, including interest expenses, are not included above, but are reflected in "Equity in earnings of associated companies" below.

Other non-operating items

In 2017, other non-operating items amounted to a net loss of $3.8 million, compared to a net gain of $9.5 million in 2016. The net loss of $3.8 million for 2017 arose mainly from $5.1 million of net cash payments on non-designated interest rate swaps, an impairment loss recorded against available for sale investments of $4.4 million and $4.5 million of foreign exchange losses resulting mainly from the translation of de-designated NOK bonds. This expense was partly offset by a gain of $8.1 million from positive mark-to-market adjustments to financial instruments and $3.3 million dividend income received on the Frontline shares (see Note 24: Related party transactions).
The net gain of $9.5 million in 2016 mainly consists of a gain of $3.9 million from mark-to-market adjustments to financial instruments and $11.6 million dividend income received on the Frontline shares. The net gain was partly offset by $4.9 million cash payments on non-designated interest rate swaps.

Equity in earnings of associated companies

During 2017 and 2016, the Company had certain wholly-owned subsidiaries accounted for under the equity method, as discussed in the consolidated financial statements included herein (Note 17: Investment in associated companies). The total equity in earnings of associated companies in 2017 was $4.0 million lower than in the comparative period in 2016 mainly due to the reduction in finance lease interest income recorded by the ultra-deepwater drilling units West Taurus and West Hercules and the harsh environment jack-up drilling rig West Linus.

B. LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital intensive industry. Our purchase of the tankers in the initial transaction with Frontline was financed through a combination of debt issuances, a deemed equity contribution from Frontline and borrowings from commercial banks.  Our subsequent acquisitions have been financed through a combination of our own equity and term loans, lease financing and revolving credit facilities from commercial banks. Providers of such borrowings generally require that the loans be secured by mortgages against the assets being acquired, and at December 31, 2018, substantially all of our vessels and drilling units are pledged as security or are held as capital leases. However, in common with many other companies, we also have unsecured borrowings as shown below. Providers of unsecured financing do so on the basis of the Company's assets and liabilities, cash flows, operating results and other factors, all of which affect the terms on which such unsecured financing is available. In general, unsecured financing is more expensive than borrowings secured against collateral.

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

Our long-term liquidity requirements include funding the equity portion of investments in new vessels, and repayment of long-term debt balances, including those relating to the following loan agreements of the Company and its consolidated subsidiaries as at 31 December 2018:

- NOK900 million senior unsecured bonds due 2019
- NOK500 million senior unsecured bonds due 2020
- 5.75% senior unsecured convertible bonds due 2021
- NOK600 million senior unsecured bonds due 2023
- 4.875% senior unsecured convertible bonds due 2023
- $17.5 million secured term loan facility due 2023
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
- $50 million secured term credit facility due 2025

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

The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where the Company guarantees all or part of the loans, (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries and (iii) a first priority mortgage over the relevant collateral assets which includes substantially all of the vessels and the drilling units that are currently owned by the Company as at December 31, 2018, excluding three 1,700 TEU container vessels, two car carriers, two chemical tankers and three VLCCs.

At December 31, 2018, the Company had no commitments under contracts to acquire newbuilding vessels (2017: $nil).

As at December 31, 2018, the Company had committed $3.4 million towards the procurement of exhaust gas cleaning systems ("EGCS”) on four of its oil tankers (2017: $nil). There were no other material contractual commitments as at December 31, 2018.
In addition, 11 (2017: two) subsidiaries had lease liabilities totaling $1,172.1 million at December 31, 2018 (2017: $239.6 million) related to the charter-in of 11 (2017: two) container vessels, nine of which were delivered during 2018.

We expect that we will require additional borrowings or issuances of equity in the long term to meet our capital requirements.

As of December 31, 2018, we had cash and cash equivalents of $211.4 million (2017: $153.1 million). In addition, we had $nil net available to draw under secured revolving credit facilities as of December 31, 2018. The availability of such amounts under the secured revolving credit facilities, is subject to compliance with the loan covenants under the relevant agreements at the time of drawdown. Although we were in compliance with such loan covenants as of December 31, 2018, we cannot guarantee that we will be in compliance in the future, and the amounts may therefore not be available to draw, reducing our available liquidity. In the year ended December 31, 2018, we generated cash of $201.0 million net from operations, used $866.6 million net in investing activities and generated $724.9 million net from financing activities.

Cash flows provided by operating activities for 2018 increased to $201.0 million, from $177.8 million for 2017, mainly due to changes in net operating income and timing of charter hire, profit share and other related receivables.
Investing activities used $866.6 million in 2018, compared with $48.4 million generated in 2017. The higher cash used in investing activities is mainly due to $1,137.7 million of vessels purchased in 2018 compared with $81.7 million spent on the acquisition of newbuildings in 2017. In addition, $24.2 million was paid to associated companies in 2018 to prepay two of the loans compared with $27.3 million received from associated companies in 2017. The current year increase in cash used in investing activities was partly offset by higher proceeds from the sale of assets and charter terminations by $70.9 million in 2018 compared with 2017 and net cash proceeds of $83.5 million received from the sale of the subsidiary owing the jack-up drilling rig Soehanah.
Net cash provided by financing activities for 2018 was $724.9 million, compared to $135.5 million net cash used in 2017. The $860.4 million difference in cash provided by financing activities was primarily due to $944.1 million financing received from the sale and leaseback of nine vessels. This was partially offset by $75.5 million less proceeds from issuance of debt net of repayments. In 2018, the Company repurchased and redeemed $97.2 million of our NOK and convertible bonds compared with $68.4 million in 2017. In addition, $29.2 million was paid in 2017 in connection with the settlement of the cross currency swap following its repurchase compared with no settlements in 2018.

During the year ended December 31, 2018, we paid four dividends totaling $1.40 per common share (2017: four dividends totaling $1.60 per common share), or a total of $149 million (2017: $153 million). All dividends paid in 2018 and 2017 were cash payments.

Borrowings

As of December 31, 2018, we had total short-term and long-term debt outstanding of $1.5 billion (2017: $1.5 billion).  In addition, as of December 31, 2018, our wholly-owned equity accounted subsidiaries SFL Deepwater Ltd., or SFL Deepwater, SFL Hercules Ltd., or SFL Hercules, and SFL Linus Ltd., or SFL Linus, had long term debt of $204 million, $210 million, and $241 million, respectively (2017: $226 million, $251 million and $309 million, respectively). These three subsidiaries are accounted for using the equity method, and their outstanding long-term debt is not included in the long-term debt shown on our consolidated balance sheet.

The following table presents an overall summary of our borrowings as at December 31, 2018:

	December 31, 2018
(in millions of $)	Outstanding balance on loan	Net amount available to draw
Unsecured borrowings:
NOK900 million bonds due 2019	77.7	—
NOK500 million bonds due 2020	57.8	—
5.75% convertible bonds due 2021	212.2	—
NOK600 million bonds due 2023	69.4	—
4.875% senior unsecured convertible bonds due 2023	151.7	—
Total unsecured borrowings	568.8	—
U.S. dollar denominated floating rate debt due through 2025	891.5	—
Total borrowings of Company and consolidated subsidiaries	1,460.3	—
Equity accounted subsidiaries: Loan facilities secured with mortgages on vessels and rigs	655.2	—
Total borrowings	2,115.5	—

As of December 31, 2018, there was no net available funds to draw under secured revolving credit facilities. The availability of such amounts under the secured revolving credit facilities, is subject to compliance with the loan covenants under the relevant agreements at the time of drawdown. Although we were in compliance with such loan covenants as of December 31, 2018, we cannot guarantee that we will be in compliance in the future, and the amounts may therefore not be available to draw, reducing our available liquidity.

In February 2010, a subsidiary entered into a $43 million secured term loan facility with a bank. The proceeds of the facility were used to partially finance the Suezmax tanker Glorycrown. At December 31, 2018, the amount outstanding under the facility was $17.8 million. The facility bears interest of LIBOR plus a margin and originally had a term of approximately five years. In November 2014, the terms of the loan were amended and restated, and the facility now matures in November 2019. The facility is secured by the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2010, a subsidiary entered into a $43 million secured term loan facility with a bank. The proceeds of the facility were used to partially finance the Suezmax tanker Everbright. At December 31, 2018, the amount outstanding under this facility was $17.8 million. The facility bears interest of LIBOR plus a margin and originally had a term of five years. In March 2015, the terms of the loan were amended and restated, and the facility now matures in March 2020. The facility is secured by the subsidiary's assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2011, three subsidiaries entered into a $75 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of three Supramax dry bulk carriers. At December 31, 2018, the amount outstanding under this facility was $32.7 million. The facility bears interest at LIBOR plus a margin and has a term of approximately eight years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under the charters attached to the vessels or one year prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In May 2011, eight subsidiaries entered into a $171 million secured loan facility with a syndicate of banks. The facility is supported by China Export & Credit Insurance Corporation, or SINOSURE, which has provided an insurance policy in favor of the banks for part of the outstanding loan. The facility is secured by seven Handysize dry bulk carriers. At December 31, 2018, the amount outstanding under this facility was $73.7 million. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The facility is secured against the subsidiaries' assets and a guarantee from Ship Finance International Limited.

In March 2014, we issued NOK900 million senior unsecured bonds. The bonds bear interest at NIBOR plus a margin and are redeemable in full in March 2019. Subsequent to the issue of the bonds, we have made net purchases of bonds with principal amounts totaling NOK142 million, which are being held as treasury bonds. At December 31, 2018, the amount outstanding was NOK672.0 million, equivalent to $77.7 million. The bonds may, in their entirety, be redeemed at our option from September 19, 2018, upon giving bondholders at least 30 business days' notice and paying 100.50% of par value plus accrued interest. The bond agreement contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In June 2014, seven subsidiaries entered into a $45 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of seven 4,100 TEU container vessels. At December 31, 2018, the amount outstanding under this facility was $45.0 million, and the available amount under the revolving part of the facility was $nil. The facility bears interest at LIBOR plus a margin and has a term of five years. The facility is secured against the subsidiaries' assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels, or six months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In August 2014, six subsidiaries entered into a $101 million secured term loan facility, secured against six offshore support vessels. At December 31, 2018, the amount outstanding under this facility is $44.1 million. The facility bears interest at LIBOR plus a margin and has a term of approximately five years. In October 2017, certain amendments were made to the agreement, including an extension of the final maturity date until January 2023. The facility contains a minimum value covenant, which is applicable from January 2021, and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also contains covenants that require Solship (formerly Deep Sea) to maintain certain minimum levels of liquidity and working capital. One of the vessels was sold in February 2016 and the facility is now secured against the remaining five vessels and a limited guarantee from Ship Finance International Limited.

In September 2014, two subsidiaries entered into a $20 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two 5,800 TEU container vessels. At December 31, 2018, the amount outstanding under this facility was $20.0 million. The facility bears interest at LIBOR plus a margin and has a term of five years. The facility is secured against the subsidiaries' assets and a guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In September 2014, two subsidiaries entered into a $128 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding 8,700 TEU container vessels, which were delivered in 2014. At December 31, 2018, the amount outstanding under this facility was $92.4 million. The facility bears interest at LIBOR plus a margin and has a term of seven years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or from the fifth anniversary of the drawdown under the facility, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In November 2014, two subsidiaries entered into a $128 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding 8,700 TEU container vessels, which were delivered in January 2015. At December 31, 2018, the amount outstanding under this facility was $95.6 million. The facility bears interest at LIBOR plus a margin and has a term of seven years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or six months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In December 2014, two subsidiaries entered into a $39 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two Kamsarmax dry bulk carriers. At December 31, 2018, the amount outstanding under this facility was $26.7 million. The facility bears interest at LIBOR plus a margin and has a term of approximately eight years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or 12 months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In June 2015, 17 wholly-owned subsidiaries entered into a $250 million secured revolving credit facility with a syndicate of banks, secured against 17 tankers chartered to Frontline Shipping and a guarantee from Ship Finance International Limited. Fourteen of the tankers were sold and delivered to their new owners before December 31, 2018, and the facility was secured against the remaining three tankers before repayment in December 2018. At December 31, 2018, the amount outstanding under this facility was $nil, and the amount available to draw was $nil. The facility bore interest at LIBOR plus a margin and contained minimum value covenants and also covenants that required us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. In February 2019, this facility was refinanced with a $50 million secured term loan facility secured against the three remaining tankers.

In July 2015, eight subsidiaries entered into a $166 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of eight Capesize dry bulk carriers. At December 31, 2018, the amount outstanding under this facility was $117.9 million. The facility bears interest at LIBOR plus a margin and has a term of approximately seven years. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains minimum value covenants and also covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In November 2015, three subsidiaries entered into a $210 million secured term loan facility with a syndicate of banks, to partly fund the acquisition of three newbuilding container vessels. One of the vessels was delivered in November 2015, and the remaining two were delivered in 2016. At December 31, 2018, the amount outstanding under this facility was $173.9 million. The facility bears interest at LIBOR plus a margin and has a term of five years from the delivery of each vessel. The facility is secured against the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or six months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In October 2016, we issued $225 million senior unsecured convertible bonds. In December 2018, we made net purchases of bonds with principal amounts totaling $12.8 million and at December 31, 2018, the amount outstanding under this facility was $212.2 million. Interest on the bonds is fixed at 5.75% per annum. The bonds are convertible into our common shares and mature on October 15, 2021. The conversion rate at the time of issuance was 56.2596 common shares for each $1,000 bond, equivalent to a conversion price of approximately $17.7747 per share. The conversion rate will be adjusted for dividends in excess of $0.225 per common share per quarter. Dividend distributions made since the issuance of the bonds have increased the conversion rate to 62.9233, equivalent to a conversion price of approximately $15.8924 per share as at this report date. In conjunction with the bond issue, we have loaned up to 8,000,000 of our common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their positions. The shares that were lent by the Company were initially borrowed from Hemen, our largest shareholder. In November 2016, the Company issued 8,000,000 new shares to replace the shares borrowed from Hemen.

In June 2017, the Company issued a senior unsecured bond loan totaling NOK500 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and have a term of approximately three years. The net amount outstanding at December 31, 2018, was NOK500 million, equivalent to $57.8 million. The bond agreement contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In August 2017, two wholly-owned subsidiaries of the Company entered into a $76.0 million secured term loan facility with a bank, secured against two product tanker vessels. The two vessels were delivered in August 2017. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. At December 31, 2018, the net amount outstanding was $69.5 million. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or 12 months prior to the maturity date of the facility, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

On April 23, 2018, the Company issued a senior unsecured convertible bond totaling $150.0 million. Additional bonds were issued on May 4, 2018 at a principal amount of $14.0 million. In December 2018, we made net purchases of bonds with principal amounts totaling $12.3 million and at December 31, 2018, the amount outstanding under this facility was $151.7 million. Interest on the bonds is fixed at 4.875% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1 and November 1. The bonds are convertible into Ship Finance International Limited common shares and mature on May 1, 2023. The initial conversion rate at the time of issuance was 52.8157 common shares per $1,000 bond, equivalent to a conversion price of approximately $18.93 per share. Since the issuance, dividend distributions have increased the conversion rate to 58.7171, equivalent to a conversion price of approximately $17.03 per share. In conjunction with the bond issue, the Company agreed to loan up to 7,000,000 of its common shares to affiliates of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. As at December 31, 2018, a total of 3,765,842 shares were issued from up to 7,000,000 shares issuable under a share lending arrangement.

In June 2018, 15 wholly-owned subsidiaries of the Company entered into a $50.0 million secured term loan facility with a bank, secured against 15 feeder size container vessels. The 15 vessels were delivered in April 2018. The Company has provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2018, was $46.9 million.

On September 13, 2018 the Company issued a senior unsecured bond totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on September 13, 2023. The net amount outstanding at December 31, 2018, was NOK600 million, equivalent to $69.4 million.

In December 2018, two subsidiaries entered into a $17.5 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund two Supramax dry bulk carriers. At December 31, 2018, the amount outstanding under this facility was $17.5 million. The facility bears interest at LIBOR plus a margin and has a term of approximately five years from delivery of the vessels. The facility is secured by the subsidiaries' assets and a limited guarantee from Ship Finance International Limited. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

Debt in Associated Companies

In May 2013, our equity-accounted subsidiary SFL Hercules entered into a $375 million secured term loan and revolving credit facility with a syndicate of banks, secured against the ultra deepwater drilling rig West Hercules. At December 31, 2018, the amount outstanding under the facility was $210.0 million, and the revolving part of the facility has been amalgamated with the term loan. The facility bears interest at LIBOR plus a margin, had a term of six years which during 2018 was extended by four years from the original maturity, and is secured against the assets of SFL Hercules. The lenders have limited recourse to Ship Finance International Limited as the holding company only guaranteed $78.9 million of the debt at December 31, 2018. The facility contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also has covenants that require Seadrill to maintain certain minimum levels of liquidity, current ratios, interest cover ratios and adjusted equity ratios and a maximum leverage ratio.

In October 2013, our equity-accounted subsidiary SFL Deepwater entered into a $390 million secured term loan and revolving credit facility with a syndicate of banks, secured against the ultra deepwater drilling rig West Taurus. At December 31, 2018, the amount outstanding under the new facility was $203.7 million, and the revolving part of the facility has been amalgamated with the term loan. The facility bears interest at LIBOR plus a margin, had a term of five years which during 2018 was extended by four years from the original maturity, and is secured against the assets of SFL Deepwater. The lenders have limited recourse to Ship Finance International Limited as the holding company only guaranteed $84.7 million of the debt at December 31, 2018. The facility contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also has covenants that require Seadrill to maintain certain minimum levels of liquidity, current ratios, interest cover ratios and adjusted equity ratios and a maximum leverage ratio.

In October 2013, our equity-accounted subsidiary SFL Linus entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks. The proceeds of the facility were used to finance the acquisition of the newbuilding harsh environment jack-up drilling rig West Linus, which was delivered in February 2014. At December 31, 2018, the amount outstanding under the facility was $241.5 million, and the revolving part of the facility has been amalgamated with the term loan. The facility bears interest at LIBOR plus a margin, originally had a term of approximately five years which during 2018 was extended by four years from the original maturity, and is secured against the subsidiary's assets. The lenders have limited recourse to Ship Finance International Limited as the holding company only guaranteed $102.5 million of the debt at December 31, 2018. The facility contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also has covenants that require Seadrill to maintain certain minimum levels of liquidity, current ratios, interest cover ratios and adjusted equity ratios and a maximum leverage ratio.

In connection with Seadrill’s Restructuring Plan, certain amendments were agreed with the banks under the above three facilities in our equity account subsidiaries, including an extension of the final maturity date by four years, as mentioned above, and the minimum value clause not being applicable for the remaining life of the respective facilities. In addition, the minimum guarantee amounts were fixed at $75 million for SFL Deepwater, $70 million for SFL Hercules and $90 million for SFL Linus, but increase by any net cash amounts received by the Company from the relevant subsidiaries. Further, the financial covenants on Seadrill were replaced by financial covenants on a newly established subsidiary of Seadrill, who also acts as guarantor for the obligations under the leases for the three drilling units, on a subordinated basis to the senior secured lenders in Seadrill and new secured notes.

We were in compliance with all loan covenants as at December 31, 2018. Solship and Seadrill were also in compliance with all applicable loan covenants in the facilities discussed above as at December 31, 2018. If Seadrill or Solship were to breach the loan covenants applicable to them, there is a risk that the Company will not be in compliance with the applicable loan covenants under the relevant agreement and the outstanding amounts applicable under the long-term debt facilities may become due and payable. At December 31, 2018, the three-month U.S. dollar LIBOR was 2.808% and the three-month Norwegian kroner NIBOR was 1.27%.

Minimum Value Covenants

Most of our loan facilities are secured with mortgages on vessels and rigs. At December 31, 2018, we had borrowings totaling $0.9 billion with minimum value covenants which are tested on a regular basis, including $0.7 billion borrowings in wholly-owned subsidiaries accounted for under the equity method. These borrowings were secured against 28 vessels and rigs which had combined charter-free market values totaling approximately $1.6 billion. A reduction of 10% in charter-free market values in 2019 would not result in any material prepayments or reduction in availability on revolving credit facilities, after scheduled loan repayments and prepayments in the year.

In addition, at December 31, 2018, we had borrowings totaling $0.6 billion with minimum value covenants which are tested if there is a default under the charter under which the relevant vessels are employed. These borrowings were secured against 25 vessels which had combined charter-free market values totaling approximately $0.9 billion.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates. At December 31, 2018, the Company and its consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $721 million, whereby variable LIBOR interest rates excluding additional margins are swapped for fixed interest rates between 1.07% per annum and 2.93% per annum. We entered into interest rate/currency swap contracts, related to our bonds denominated in Norwegian kroner, with notional principal amounts of NOK100 million ($17 million), NOK500 million ($64 million) and NOK900 million ($151 million), respectively, whereby variable NIBOR interest rates including additional margin are swapped for fixed interest rates of 6.03% per annum, 6.91% per annum and 6.03% per annum, respectively, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK5.94 = $1, NOK7.81 = $1 and NOK5.96 = $1, respectively. We also entered into currency swap contracts, related to our NOK600 million bond denominated in Norwegian kroner, with notional principal amounts of NOK472 million ($62 million), where the eventual settlement of the bonds will have an effective exchange rate of NOK7.60 = $1.The overall effect of our swaps is to fix the interest rate on approximately $0.9 billion of our floating rate debt, including equity accounted subsidiaries, at December 31, 2018, at a weighted average interest rate of 4.68% per annum including margin.

The effect of the above swap contracts is to substantially reduce our exposure to interest rate and exchange rate fluctuations, further analysis of which is presented in Item 11 "Quantitative and Qualitative Disclosures about Market Risk".

At the date of this report, we were not party to any other derivative contracts.

Equity

In January 2013, we issued a senior unsecured convertible bond loan totaling $350 million (see "Borrowings" above). As required by ASC 470-20 "Debt with conversion and Other Options", we calculated the equity component of the convertible bond, which was valued at $20.7 million and recorded as "Additional paid-in capital". In October 2016, we purchased and canceled bonds with principal amounts totaling $165.8 million. The equity component of the converted bonds in 2018 was valued at $nil (2017: $16.4 million for the purchased and canceled bonds) and this amount has been deducted from "Additional paid-in capital".

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

In October 2016, we issued a senior unsecured convertible bond totaling $225 million (see "Borrowings" above). As required by ASC 470-20 "Debt with conversion and Other Options", we calculated the equity component of the convertible bond, which was valued at $4.1 million and recorded as "Additional paid-in capital" .

In November 2016, in conjunction with the Company's issue of senior unsecured convertible bonds totaling $225 million (see below), we issued 8,000,000 new shares of par value $0.01 each. The shares were issued at par value and have been loaned to an affiliate of one of the underwriters of the bond issue, in order to assist investors in the bonds to hedge their position.

In November 2016, the Board of Directors renewed a share option scheme originally approved in November 2006, permitting the directors to grant options in the Company's shares to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, with a corresponding amount credited to additional paid in capital. The additional paid-in capital arising from share options granted was $0.5 million in 2018 (2017: $0.4 million).

In October 2017, we issued a total of 9,418,798 new shares following separate privately negotiated transactions with certain holders of the 3.25% senior unsecured convertible bonds due 2018 for the conversion of a principal amount of $121.0 million from the outstanding balance of the convertible bonds.

In 2018, we issued a total of no new shares of $0.01 each following the exercise of share options (2017: 7,500 new shares of $0.01 issued to satisfy options exercised).

In February 2018, the Company redeemed the full outstanding amount under the 3.25% senior unsecured convertible bonds due 2018. The remaining outstanding principal amount of $63.2 million was paid in cash, and the premium settled in common shares with the issue of 651,365 new shares.

In April 2018, the Company issued a total of 3,765,842 new shares of par value $0.01 each from up to 7,000,000 issuable under a share lending arrangement in relation with the Company's issuance of 4.875% senior unsecured convertible bonds in April and May 2018. The shares issued have been loaned to affiliates of the underwriters of the bond issue in order to assist investors in the bonds to hedge their position. The bonds are convertible into common shares and mature on May 1, 2023. As required by ASC 470-20 "Debt with conversion and Other Options", the Company calculated the equity component of the convertible bond, which was valued at 7.9 million at issue date and recorded as "Additional paid-in capital".

In May 2018, the Company issued a total of 4,024,984 new shares as part of the consideration paid for the acquisition of four 2014 built container vessels, each with approximately 13,800 TEU carrying capacity. The vessels are employed under long-term time-charters to an unrelated third party.

At the Annual General Meeting of the Company in September 2018, a resolution was passed to approve an increase of the Company’s authorized share capital from $1,500,000 divided into 150,000,000 common shares of $0.01 par value each to $2,000,000 divided into 200,000,000 common shares of $0.01 par value each by the authorization of an additional 50,000,000 common shares of $0.01 par value each.

Following the above transactions, as of December 31, 2018, our issued and fully paid share capital balance was $1.2 million, our additional paid-in capital was $469 million and our contributed surplus balance was $681 million.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

D. TREND INFORMATION

According to industry sources, vessel prices have generally declined since their peak in 2008, and newbuilding prices have increased over the last year. Prices for second-hand vessels have increased during 2018 from 2017 for modern second-hand tonnage, however still relatively low compared to historical standards.

The oil tanker market started a cyclical upturn in the second half of 2014, with spot charter rates in December 2015 reaching their highest levels since 2008. However, this trend was reversed in 2016, when the 6.5% increase in fleet capacity was not matched by a corresponding increase in demand. In 2018, crude tanker demand was at 2.5% and crude fleet growth remained flat at 0.3%.

Overall, 2018 ended on a positive note for the tanker market in all sectors. The year was characterized as a difficult market, while the end of the year saw positive rate development due to strong scrapping and an increase in demand. Demand for crude tankers is projected to grow by 3.8%, despite falling Iranian and Venezuelan exports and limited exports from OPEC members. The tanker trade is predicted to benefit from firm US exports and continued Chinese import growth, including refinery start-ups in South East Asia and increase in oil output from Brazil. The fleet of trading crude tankers is expected to see a growth of 3.6%, in line with expected demand growth. For the product tanker fleet growth is expected to be 3%. For 2020, tanker deliveries are expected to fall by more than 25% to 23 million dwt, owing to the potential increase in scrapping resulting from the introduction of the global sulfur cap. The active supply growth across the tanker segment in 2019 and 2020 may be limited by due to vessels being out of service in order to retrofit abatement technology, and the potential variance in operating speeds. Introduction of the IMO 2020 sulfur cap is projected to have a positive impact on demand for tankers, especially from the second half of 2019 and into 2020, although there are a range of scenarios. Potential impacts include higher regional refinery outputs, supporting a 5% increase in crude tanker demand in 2020, with several logistical factors potentially impacting the demand growth.

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

According to industry sources, the dry bulk global trade was estimated to have expanded by 2.4% during 2018. This amounts to a total of 5.2 billion tonnes for the full year. In terms of tonne-miles, the growth stood at 2.8% on an overall level for the year. Industry sources indicate that the slower pace of growth in 2018 is a result of weaker Chinese iron ore imports due to increased use of scrap, as well as a disruption in trade flows due to the Chinese-US trade war. Projections of 2019 indicate that dry bulk trade may expand by 2.6% in terms of tonnes, 3.4% in terms of tonne-miles, although there are a range of likely scenarios. The fleet is expected to grow by 3% during 2019, which indicates that the fundamentals in the sector looks to be balanced. The downside risks are clear with the continued ‘trade war’, however the active supply growth could also be limited by the impact of the upcoming IMO 2020 sulfur cap with time out of service for retrofitting abatement technology expected to absorb an estimated 0.5% of the bulker fleet capacity in 2019. Looking ahead, initial projections indicate that bulk trade market could grow by approximately 2% and 3% if evaluating on a tonne-mile basis in 2020. Total fleet growth is projected to slow down, with an expected growth to come in below 2% in 2020. The impact of the IMO 2020 sulfur cap, the potential for increased recycling and lower operating speeds, is expected to provide room for further improvements in the dry bulk carrier sector.

According to industry sources, the containership charter market generally saw improvement during 2018, compared to 2017 however with mixed trends. Container vessel charter rates were up 28% in 2018 on a year on year basis, however during the second half of 2018, rates eased back. Spot rates for box freight were broadly flat during the year, with SCFI composite index averaging 833 points during 2018, up just 1% compared to 2017. The global seaborne container trade is estimated to have grown by 4.3% during 2018 to a total of 201 million TEU, following an expansion of 5.6% in 2017. Deliveries into the fleet totalled 168 units of 1.3 million TEU in the full year of 2018, which is up from the 1.2 million TEU growth seen in 2017. The demolition activity was however, reduced with a total of 64 vessels or 0.11 million TEU sold for recycling for the full year, an effect contributed to the improvements in charter market seen during the first half of 2018. Performance on the main lane trades during 2018 was relatively mixed. While the balance between supply and demand growth was relatively firmly in favour of supply side during 2018, projections for 2019 and 2020 remains positive, expecting rebalancing in the sector with moderate fleet capacity growth and healthy demand trends. Uncertainties around implementation of IMO 2020 regulations may have a positive effect on the sector going forward, with the continued risk to the demand outlook affected by the negative trends in the Chinese economy and the China-US ‘trade-war’, indicating a potential downside scenario.

The dramatic reduction in the oil price since 2014 has reduced demand for offshore drilling units, and day rates and utilizations have declined considerably in the four years to 2017, as many offshore exploration activities became inviable at low prices of between $50 and $55 per barrel. As a result, some owners/operators of drilling units have experienced financial difficulties in the past year, including breaching bank covenants and restructuring. According to some industry sources, there is an increasing sense that, 2018 may have marked the point at which the offshore market cycle “bottomed out”, with rates seeing an upwards trend during the second half of 2019. However, while there are early signs of an upturn in several key indicators, there remains significant structural challenges to be overcome if offshore markets are to move towards balance.

Crude oil prices have trended upwards, from $55 per barrel in September 2017 to approximately $70 per barrel in January 2018. 2018 showed to be a volatile year for the oil market with significant factors affecting the price development, peaking higher than $82 per barrel due to slowing production in Venezuela and new sanctions on Iranian oil. The last quarter, however saw the price of crude oil drop to levels well below $60 per barrel, as global growth estimates were lowered and OPEC, including Saudi production dropped approximately one mb/day from peak levels.

According to industry sources, the OSV market remains one of the most severely affected by the offshore downturn. 2018 saw record high recycling, following on from high 2017 levels, however the market is still seeing new deliveries and new orders, doing little to help the market balance.

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

E. OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2018, we were not party to any arrangements which may be considered to be off balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Commitments

At December 31, 2018, we had the following contractual obligations and commitments:

	Payment due by period
	Less than 1 year	1–3 years	3–5 years	After 5 years	Total
	(in millions of $)
NOK900 million senior unsecured bonds due 2019	77.7	—	—	—	77.7
NOK500 million senior unsecured bonds due 2020	—	57.8	—	—	57.8
5.75% unsecured convertible bonds due 2021	—	212.2	—	—	212.2
NOK600 million senior unsecured bonds due 2023	—	—	69.4	—	69.4
4.875% senior unsecured convertible bonds due 2023	—	—	151.7	—	151.7
Floating rate long-term debt	189.4	389.6	300.2	12.3	891.5
Floating rate long-term debt in unconsolidated subsidiaries (1)	33.2	96.0	526.0	—	655.2
Total debt repayments	300.3	755.6	1,047.3	12.3	2,115.5
Total interest payments (2)	117.4	203.1	121.4	10.5	452.4
Capital lease obligations	67.4	138.3	153.5	813.1	1,172.3
Interest on capital lease obligations	62.8	115.3	99.9	163.7	441.7
Total contractual cash obligations	547.9	1,212.3	1,422.1	999.6	4,181.9

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

(2)
Interest payments are based on the existing borrowings of both fully consolidated and equity-accounted subsidiaries. It is assumed that no further refinancing of existing loans takes place and that there is no repayment on revolving credit facilities. Interest rate swaps have not been included in the calculation. The interest has been calculated using the five year U.S. dollar swap of 2.48%, the five year NOK swap of 1.81% and the exchange rate of NOK8.52 = $1 as of March 19, 2019, plus agreed margins. Interest on fixed rate loans is calculated using the contracted interest rates.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors and officers including the Chief Executive Officer and the Chief Financial Officer of our wholly owned subsidiary SFL Management AS, who are responsible for overseeing our management.

Name	Age	Position
James O'Shaughnessy	55	Director of the Company and Chairperson of the Audit Committee
Harald Thorstein	39	Director of the Company
Bert Bekker	80	Director of the Company
Gary Vogel	53	Director of the Company
Keesjan Cordia	44	Director of the Company
Ole B. Hjertaker	52	Chief Executive Officer of SFL Management AS
Aksel C. Olesen	42	Chief Financial Officer of SFL Management AS

Under our constituent documents, we are required to have at least one independent director on our Board of Directors whose consent will be required to file for bankruptcy, liquidate or dissolve, merge or sell all or substantially all of our assets.

Certain biographical information about each of our directors and officers is set forth below.

James O'Shaughnessy has been a Director of the Company since September 2018. Mr. O'Shaughnessy has been an Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited since March 26, 2012. Prior to that Mr. O'Shaughnessy has amongst others served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O'Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland in the year 1981 to 1985 and is both a Fellow of the Institute of Chartered Accountants of Ireland and an Associate Member of the Chartered Insurance Institute of the UK. Mr. O'Shaughnessy earned a Master's Degree in Accounting from University College Dublin in the year 1985 to 1986. Mr. O'Shaughnessy also serves as a director of Frontline, Golden Ocean, Northern Drilling Ltd, Archer Limited, Seadrill and Seadrill Partners LLC.

Harald Thorstein has served as a director of the Company since September 2011. Mr. Thorstein is currently employed by Seatankers Consultancy Services (UK) Limited in London, prior to which he was employed in the Corporate Finance division of DnB NOR Markets, specializing in the offshore and shipping sectors. Mr. Thorstein has an MSc in Industrial Economics and Technology Management from the Norwegian University of Science and Technology. Mr. Thorstein has served as a director of Seadrill Partners LLC since 2012, Seadrill since December 2017 and on the Board of Directors of Solstad Offshore ASA since June 2017.

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

Keesjan Cordia has been a Director of the Company since September 2018. Mr. Cordia is a private investor with a background in Economics and Business Administration. Mr. Cordia holds several board and advisory board positions in the Oil & Gas Industry, among which: board member of Workships group B.V (2006), board member of Combifloat B.V (2013) and board member of Kerrco Inc (2017). He recently became Chairman of the board of Oceanteam ASA (April 2018). From 2006-2014 he was CEO at Seafox (Offshore Services). Mr. Cordia is founder and Managing Partner of Invaco Management B.V., an investment firm based in Amsterdam. He is also an advisor to Parcom Capital and member of the investor committee of Connected Capital, both Private Equity firms. Mr. Cordia also serves as a director of Northern Drilling Ltd.

Ole B. Hjertaker has served SFL Management AS as Chief Executive Officer since July 2009, prior to which he served as Chief Financial Officer from September 2006. Mr. Hjertaker also served SFL Management AS as Interim Chief Financial Officer between July 2009 and January 2011. Prior to joining Ship Finance, Mr. Hjertaker was employed in the Corporate Finance division of DNB NOR Markets, a leading shipping and offshore bank. Mr. Hjertaker has extensive corporate and investment banking experience, mainly within the maritime/transportation industries , and holds a Master of Science degree from the Norwegian School of Economics and Business Administration. Mr. Hjertaker also serves as a director of NorAm Drilling Company AS, or NorAm Drilling.

Aksel C. Olesen joined SFL Management AS in January 2019 serving as Chief Financial Officer. Prior to joining SFL Management AS, he spent 12 years at Pareto Securities where he worked in various positions in the firm’s investment banking division, including as Head of Investment Banking Asia in Singapore from 2011 to 2014 and most recent as Head of Shipping and Offshore Project Finance. Mr. Olesen started his career working for the shipping company Kristian Jebsens Rederi as part of the legal, business development and finance team. Mr. Olesen holds a Law Degree from the University of Bergen.

B. COMPENSATION

During the year ended December 31, 2018, we paid to our directors and officers aggregate cash compensation of $1.9 million, including an aggregate amount of $0.04 million for pension and retirement benefits. We reimburse directors for reasonable out of pocket expenses incurred by them in connection with their service to us. In addition to cash compensation, during 2018 we also recognized an expense of $0.2 million relating to directors' and officers' stock options.

C. BOARD PRACTICES

In accordance with our Bye-laws, the number of directors shall be such number not less than two as we may by Ordinary Resolution determine from time to time, and each director shall hold office until the next annual general meeting following his election or until his successor is elected. We currently have five directors.

We currently have an Audit Committee, which is responsible for overseeing the quality and integrity of our financial statements and our accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance, and our internal audit function. James O'Shaughnessy is the Chairperson of the Audit Committee and the Audit Committee Financial Expert.

We currently have a Compensation Committee, which is responsible for establishing and reviewing the executive officers' and managements' compensation and benefits. Gary Vogel and Harald Thorstein are members of the Compensation Committee.

As a foreign private issuer, we are exempt from certain requirements of the NYSE that are applicable to U.S. listed companies.  For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NYSE, please see Item 16G or visit the corporate governance section of our website at www.shipfinance.bm.

Our officers are elected by our Board of Directors immediately following each Annual General Meeting and shall hold office for such period and on such terms as the Board of Directors may determine.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

D. EMPLOYEES

We currently employ 11 persons on a full-time basis through our subsidiaries SFL Management AS and Ship Finance Management (UK) Ltd., and during the year ended December 31, 2018, employed 11 persons on a full-time basis. We have contracted with Frontline Management, Golden Ocean Management and other third parties for certain managerial responsibilities for our fleet, with Frontline Management for certain administrative services, including corporate services, and with Seatankers for certain advisory and support services.

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in our common shares as of March 26, 2019, are as follows:

Director or Officer	Beneficial interest in Common Shares of $0.01 each	Additional interest in options to acquire Common Shares which have vested	Percentage of Common Shares Outstanding
James O'Shaughnessy	—	—	*
Harald Thorstein	—	17,500	*
Bert Bekker	—	10,000	*
Gary Vogel	—	—	*
Keesjan Cordia	—	—	*
Ole B. Hjertaker	91,840	92,333	*
Aksel C. Olesen	—	—	*

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

In April 2018, 83,000 options were awarded to employees and officers pursuant to the Company's Share Option Scheme. The options vest over a three year period and have a five year term. The initial exercise price was $14.67 per share and the first options will be exercisable from April 2019.

In January 2019, 100,000 options were awarded to one officer pursuant to the Company's Share Option Scheme. The options vest over a three year period and have a five year term. The initial exercise price was $11.50 per share and the first options will be exercisable from January 2020.

In March 2019, 425,000 options were awarded to employees, officers and Directors pursuant to the Company's Share Option Scheme. The options vest over a three year period and have a five year term. The initial exercise price was $12.35 per share and the first options will be exercisable from March 2020.

Details of options to acquire common shares in the Company by our Directors and officers as of March 26, 2019, were as follows:

	Number of options
Director or Officer	Total	Vested	Exercise price	Expiration Date
James O'Shaughnessy	25,000	—	$12.35	March 2024
Harald Thorstein	17,500	17,500	$9.68	March 2021
Harald Thorstein	25,000	—	$12.35	March 2024
Bert Bekker	10,000	10,000	$9.68	March 2021
Bert Bekker	25,000	—	$12.35	March 2024
Gary Vogel	25,000	—	$12.35	March 2024
Keesjan Cordia	25,000	—	$12.35	March 2024
Ole B. Hjertaker	79,000	79,000	$9.68	March 2021
Ole B. Hjertaker	40,000	13,333	$12.20	September 2022
Ole B. Hjertaker	30,000	—	$13.27	April 2023
Ole B. Hjertaker	150,000	—	$12.35	March 2024
Aksel C. Olesen	100,000	—	$11.50	January 2024

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table presents certain information as at March 21, 2019, regarding the ownership of our Common Shares with respect to each shareholder whom we know to beneficially own five percent or more of our outstanding Common Shares.

Owner	Number of Common Shares	Percent of Common Shares
Hemen Holding Limited (1)	26,918,687	22.5%

(1)
According to the Schedule 13D/A filed with the SEC on November 16, 2018, Hemen Holding Limited ("Hemen") is a Cyprus holding company, indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the 26,918,687 shares of our common stock, except to the extent of his voting and dispositive interests in such shares of common stock and Mr. Fredriksen has no pecuniary interest in such shares.

A total of 119,375,525 common shares were outstanding as of March 21, 2019. In calculating the above percentages of common shares held by Hemen we have included 8,000,000 shares issued as part of a share lending arrangement relating to the October 2016 issue of 5.75% convertible notes and 3,765,842 shares issued in December 2018 as part of a share lending arranging relating to the 4.875% convertible notes. These shares will be returned to the Company on or before the maturity of the bonds in 2021 and 2023 respectively.

The Company's major shareholders have the same voting rights as other shareholders of the Company.

As at March 21, 2019, the Company had 435 holders of record in the United States, including Cede & Co., which is the Depositary Trust Company’s nominee for holding shares on behalf of brokerage firms, as a single holder of record.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control.

B. RELATED PARTY TRANSACTIONS

The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the NYSE in June 2004. A large part of our business continues to be transacted through contractual relationships between us and the following related parties, being companies in which Hemen and companies associated with Hemen have, or had, a significant direct or indirect interest:

-    Frontline
-    Frontline Shipping
-    Seadrill
-    Golden Ocean
- United Freight Carriers ("UFC" - which is a joint venture approximately 50% owned by Golden Ocean)
-    Deep Sea Supply Plc. ("Deep Sea") (1)
-    Seatankers Management Co. Ltd. ("Seatankers")
-    NorAm Drilling
-    Golden Close
-    Sterna Finance
-    ADS Crude Carriers Plc ("ADS")

(1)	From October 2017, Deep Sea was determined to no longer be a related party (see below).

As of March 26, 2019 one of the Company's offshore support vessels (2017: one) accounted for as a direct financing lease and four of the Company's offshore support vessels (2017: four) accounted for as operating leases were employed under long term charters to a subsidiary of Deep Sea. In June 2017, Deep Sea completed a merger with Solstad Offshore ASA and Farstad Shipping ASA, creating Solstad Farstad which is listed on the Oslo Stock Exchange, with Hemen's shareholding in Solstad Farstad being below 20%. In October 2018, Solstad Farstad changed its name to Solstad Offshore ASA ("Solstad"). The Company determined that Solstad was not a related party as Hemen was deemed not to have significant influence over the new listed entity. Following the merger, Solship Invest 3 AS (formerly Deep Sea), a wholly owned subsidiary of Solstad acts as charter guarantor under the long term charter agreements.

As of March 26, 2019, we charter three vessels to Frontline Shipping under long-term direct financing leases, most of which were given economic effect from January 1, 2004. At December 31, 2018, the balance of net investments in direct financing leases to Frontline Shipping was $115.0 million (2017: $314.0 million) of which $8.0 million (2017: $22.3 million) represented short-term maturities.

Frontline Shipping is a wholly owned subsidiary of Frontline, but the performance under the leases is not guaranteed by Frontline following the amendments agreed in 2015. Frontline Shipping can only make distributions to its parent company if it can demonstrate it will have free cash of minimum of $2 million per vessel both prior to and following (i) such distribution, (ii) the payment of the next hire due and any profit share accrued under the charters and (iii). the note issued to us must be fully repaid. Due to the current depressed tanker market, there is a risk that Frontline Shipping may not have sufficient funds to pay the agreed charterhires. However, the performance under the fixed price management agreements with Frontline Management whereby we pay management fees of $9,000 per day for each vessel to cover all operating costs including drydocking costs, are guaranteed by Frontline.

As compensation for the amendments entered into in June 2015 we received 55 million ordinary shares in Frontline, the fair value of which amounted to $150.2 million on the date of receipt. Following the amendments, from July 1, 2015, the leases were revised to reflect the compensation payment received and the reduction in future minimum lease payments to be received. In February 2016, Frontline enacted a 1-for-5 reverse stock split and our holding of Frontline now consists of 11 million ordinary shares. In the year ended December 31, 2018, the Company received dividend income totaling $nil (2017: $3.3 million) on these shares.

The amendments to the charter agreements made in June 2015, increased the profit sharing percentage to 50% for earnings above the new time-charter rates with effect from July 1, 2015. Following the amendments, the profit share is calculated and payable on a quarterly basis. We earned $1.5 million under the 50% profit sharing agreement in 2018 (2017: $5.6 million; 2016: $50.9 million).

As of March 26, 2019, we charter two of our ultra deepwater drilling units to two of the Seadrill Charterers under long-term direct financing leases, these units are being owned by equity-accounted subsidiaries. At December 31, 2018, the balance of net investments in direct financing leases to the two Seadrill Charterers was $623.3 million (2017: $660.2 million), of which $30.6 million (2017: $36.9 million) represents short-term maturities.

As of March 26, 2019, we charter a harsh environment jack-up drilling rig to one of the Seadrill Charterers, which is a subsidiary of NADL, under a long-term direct financing lease, this rig being owned by an equity-accounted subsidiary. At December 31, 2018 the balance of the net investment in the direct financing lease to the subsidiary was $396.7 million (2017: $431.1 million) of which $21.5 million (2017: $34.5 million) represents short-term maturities. The obligations under the bareboat charter were originally guaranteed by NADL. In February 2015, amendments were made to the bareboat charter, whereby Seadrill replaced NADL as charter guarantor.

As of March 26, 2019, the Company had five offshore support vessels on long-term bareboat charters to a subsidiary of Deep Sea. In July 2016, the Company agreed to amend the terms of the charters, which were scheduled to end between September 2019 and January 2020. Under the amended agreements, the charter rates were temporarily reduced until May 2018, in exchange for extending the original charter periods by three years and introducing a 50% profit share on charter revenues earned by the vessels above the new base charter rates, calculated on a time-charter equivalent basis. The Company earned no profit share income under profit sharing arrangements in 2017 and 2016, during the period when Deep Sea was classified as a related party.

In the third quarter of 2015, we took delivery of eight Capesize dry bulk carriers from subsidiaries of Golden Ocean for a total cost of $272.0 million. The vessels were immediately chartered back to a subsidiary of Golden Ocean on ten year time charters, at base charter rates of $17,600 per day for the first seven years and $14,900 per day thereafter. The charters also included an interest adjustment clause, whereby the base charter rates are adjusted based on the actual LIBOR compared to a base LIBOR. The performance under the charters is fully guaranteed by Golden Ocean. We will also receive a 33% profit share of revenues above the interest adjusted base charter rates, calculated and payable on a quarterly basis. In the year ended December 31, 2018, the Company earned $0.2 million income under this arrangement (2017: $0.2 million; 2016: $nil). The charters for these vessels are classified as operating leases and at December 31, 2018, the net book value of these vessels was $217.7 million (2017: $233.7 million).

We pay Frontline Management a management fee of $9,000 per day per vessel for all vessels chartered to Frontline Shipping, apart from certain vessels where the fee is suspended while they are sub-chartered on a bareboat basis. This daily fee has been payable since July 1, 2015, when amendments to the charter agreement became effective, before which the fixed daily fee was $6,500 per day. As of March 26, 2019, we also have 15 container vessels, 14 dry bulk carriers, two Suezmax tankers, two car carriers and two product tankers operating on time charter or in the spot market, for which the supervision of the technical management is sub-contracted to Frontline Management. In the year ended December 31, 2018, management fees paid to Frontline Management amounted to $24.0 million (2017: $36.5 million; 2016: $45.9 million). The management fees are classified as vessel operating expenses.

We pay Golden Ocean Management a management fee of $7,000 per day per vessel for the eight vessels chartered to a subsidiary of Golden Ocean. As of March 26, 2019, we also have 15 container vessels and 14 dry bulk carriers operating on time-charters, for which part of the operating management is sub-contracted to Golden Ocean Management. In the year ended December 31, 2018, total management fees paid to Golden Ocean Management amounted to approximately $21.2 million (2017: $21.2 million; 2016: $21.3 million).

In February 2018, July 2018, August 2018, September 2018 and October 2018, we sold the vessels Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake, respectively, to unrelated third parties. A termination fee of $8.9 million (with a fair value of $4.4 million), was received in the form of a loan note from Frontline Shipping and $3.4 million, $3.4 million, $3.4 million and $3.4 million respectively, were received in the form of loan notes from Frontline as compensation for early termination of the charters.

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

In February 2016, we sold the offshore support vessel Sea Bear to an unrelated third party and received compensation from Deep Sea for the early termination of the charter. The compensation was in the form of a loan note from Deep Sea, receivable over the approximately six remaining years of the canceled lease. The initial face value of the notes, on which interest at 7.25% is receivable, was $14.6 million and their initial fair value was determined to be $11.6 million. The Company received $0.4 million interest on the loan note in 2017 up until it was no longer considered a related party receivable (2016: $0.9 million).

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

In May 2018, four wholly-owned subsidiaries of the Company entered into a $320.0 million unsecured loan facility provided by an affiliate of Hemen, Sterna Finance. The unsecured intermediary loan facility was entered into to partly fund the acquisition of four 13,800 TEU container vessels acquired in May 2018. The Company had provided a corporate guarantee for this loan facility, which had a fixed interest rate, was non-amortizing and had a term of 13 months from the drawdown date of the loan. Interest expense incurred on the loan in the year ended December 31, 2018 was $6.4 million. The loan balance was prepaid in full in November 2018.

In August 2018, the Company acquired 4,031,800 shares in ADS, a newly formed company trading on the Oslo Merkur Market. The shares were purchased for $10.0 million, and have a fair value of $9.2 million at December 31, 2018. These shares, on which no dividend income was received in the year ended December 31, 2018, represent approximately 17.24% of the outstanding shares in the company.

In November 2016, we acquired approximately 12 million shares in NorAm Drilling for a consideration of approximately $0.7 million. In November 2018 NorAm undertook a share consolidation of 20:1, resulting in a revised investment of 601,023 shares. On the same day NorAm participated in a rights issue, increasing the Company's investment in shares by 623,447 shares. In December 2018, the Company acquired an additional 41,756 shares bringing the total investment in NorAm to 1,266,226 shares with a fair value of $3.9 million. This investment, on which $nil dividend was received in the year ended December 31, 2018, is included in "Investments in Debt and Equity Securities" (Note 11) (2017: $nil; 2016: $nil).

The Company also holds within "Investments in Debt and Equity Securities" senior secured corporate bonds in NorAm Drilling due 2021. During the year ended December 31, 2018, the Company redeemed a total of 466,667 units at par value and recorded no gain or loss on redemption. This investment is included in Note 11: Investments in Debt and Equity Securities. Interest amounting to $0.5 million was earned in the year ended December 31, 2018 (2017: $0.5 million; 2016: $0.5 million). In addition, the Company earned other income of $nil in the year ended December 31, 2018, (2017: $0.1 million; 2016: $nil).

During the year ended December 31, 2018, Golden Close initiated liquidation proceedings. As a result of this, the Company received total proceeds of $45.6 million in settlement of its total investment, resulting in an overall net gain of $13.5 million. The Company earned interest income on the Golden Close notes up to the date of redemption of $0.2 million in the year ended December 31, 2018 (2017: $0.6 million; 2016: $0.2 million). As at December 31, 2018, the net investment in Golden Close debt and equity securities is $nil (2017: $28.5 million).

During the year ended December 31, 2017, the Company received 8.9 million shares in Golden Close as part of a bond restructuring undertaken by Golden Close. These shares represented approximately 20% of the outstanding shares in the company when they were acquired.

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

SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries of the Company, which are accounted for using the equity method. Ship Finance has agreements with SFL Deepwater, SFL Hercules and SFL Linus granting them loans of $145.0 million, $145.0 million and $125.0 million, respectively. The loans carry a fixed interest rate and are repayable in full on October 1, 2023, October 1, 2023 and June 30, 2029, respectively, or earlier if the companies sell their drilling units. The outstanding loan balances as at December 31, 2018, were $109.0 million, $80.0 million, and $121.0 million for SFL Deepwater, SFL Hercules and SFL Linus, respectively. Ship Finance is entitled to take excess cash from these companies, and such amounts are recorded within their current accounts with Ship Finance. The loan agreements specify that the balance on the current accounts will have no interest applied and will be settled by offset against the eventual repayments of the fixed interest loans. In the year ended December 31, 2018, the Company received interest income on these loans of $5.1 million from SFL Deepwater (2017: $5.4 million; 2016: $6.5 million), $3.6 million from SFL Hercules (2017: $4.3 million; 2016: $6.5 million) and $5.4 million from SFL Linus (2017: $5.5 million, 2016: $5.6 million) totaling $14.1 million. As at December 31, 2018, the combined bank borrowings of SFL Deepwater, SFL Hercules and SFL Linus amounted to $655.2 million and the Company guaranteed $266.1 million of this debt which is secured by first priority mortgages over the relevant rigs. In addition, the Company has assigned all claims it may have under secured loans granted by the Company to SFL Deepwater, SFL Hercules and SFL Linus, in favor of the lenders under the respective credit facilities.

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

We have paid the following cash dividends in 2014, 2015, 2016, 2017 and 2018:

Payment Date	Amount per Share
2014
March 28, 2014	$0.40
June 30, 2014	$0.41
September 30, 2014	$0.41
December 30, 2014	$0.41

2015
March 27, 2015	$0.42
June 30, 2015	$0.43
September 30, 2015	$0.44
December 30, 2015	$0.45

2016
March 30, 2016	$0.45
June 29, 2016	$0.45
September 29, 2016	$0.45
December 29, 2016	$0.45

2017
March 30, 2017	$0.45
June 30, 2017	$0.45
September 29, 2017	$0.35
December 29, 2017	$0.35

2018
March 27, 2018	$0.35
June 29, 2018	$0.35
September 27, 2018	$0.35
December 28, 2018	$0.35

On February 26, 2019, our Board of Directors declared a dividend of $0.35 per share which will be paid in cash on or around March 26, 2019.

B. SIGNIFICANT CHANGES

None.

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

The Company's common shares were listed on the NYSE on June 15, 2004, and commenced trading on that date under the symbol "SFL".

ITEM 10.	ADDITIONAL INFORMATION

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

At our 2018 Annual General Meeting, the shareholders approved the increase of the Company’s authorized share capital from US$1,500,000 divided into 150,000,000 common shares of US$0.01 par value each to US$2,000,000 divided into 200,000,000 common shares of US$0.01 par value each by the authorization of an additional 50,000,000 common shares of US$0.01 par value each.
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

C. MATERIAL CONTRACTS

The Company has not entered into any new material contracts since January 1, 2018, other than those entered in the ordinary course of business or already attached in the exhibits.

Seadrill’s Plan of Reorganization

On July 2, 2018, Seadrill emerged from Chapter 11 successfully completing its reorganization pursuant its plan of reorganization, or the Plan of Reorganization entered into in 2017. Under the terms of the Plan of Reorganization, the Company has agreed to reduce the contractual charter hire for each of the three drilling units on charter to the Seadrill Charterers by approximately 29% for a period of five years starting in 2018, with the reduced amounts added back in the period thereafter, as set out in the Restructuring Plan. The term of the charters for West Hercules and West Taurus were extended by 13 months until December 2024. The call options on behalf of the Seadrill Charterers under the relevant leases have also been amended as set out in the Restructuring Plan. In addition, the purchase obligations in the case of West Hercules and West Taurus and the put option in the case of West Linus at expiry of the charters have been amended as set out in the Restructuring Plan. The performance under the charters is guaranteed by Seadrill. The Restructuring Plan is an exhibit incorporated by reference to this annual report.

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

As discussed below, for the 2018 taxable year we believe the Company satisfied the Publicly-Traded Test, since on more than half the days in the taxable year we believe the Company's common shares were primarily and regularly traded on an established securities market in the United States, namely the NYSE.

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

For our 2018 taxable year, we do not believe that we were subject to the 5 Percent Override Rule and, therefore, we believe that we satisfied the Publicly-Traded Test. There are, however, factual circumstances beyond our control that could cause the Company to lose the benefit of the Section 883 exemption and thereby become subject to U.S. federal income tax on its U.S. source shipping income.  For example, Hemen owned as much as approximately 22.5% of our outstanding common shares during the 2018 year. There is, therefore, a risk that the Company could no longer qualify for exemption under Section 883 for a particular taxable year if other 5% Shareholders were, in combination with Hemen, to own 50% or more of the outstanding common shares of the Company on more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances as to the tax-exempt status of the Company or any of its subsidiaries.

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

To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax imposed at rate of 21%. In addition, we may be subject to the 30% "branch profits" tax on earnings "effectively connected" with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.

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

We intend to take the position that we were not treated as a PFIC for our 2018 taxable year. For the 2019 taxable year and future taxable years, depending upon the relative amount of income we derive from our various assets as well as their relative fair market values, it is possible that we may be treated as a PFIC.

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

At December 31, 2018, the Company had entered into combined currency and interest rate swap contracts with a total notional principal of NOK900 million ($151.0 million), to hedge against fluctuations in interest and exchange rates on our NOK900 million senior unsecured bonds due 2019. Under these contracts, variable NIBOR interest rates including additional margin is swapped for fixed interest at an average of 6.03%, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK5.96 = $1. The Company has also entered into a combined currency and interest rate counter swap contract with a total notional principal of NOK100 million (approximately $16.8 million), with equal but opposite terms to one of the NOK900 million swaps. This counter swap is not designated for hedge accounting purposes. Upon the swaps’ expiry in March 2019, the Company will settle the final exchange by receiving net NOK800 million and paying net $134.2 million at an effective exchange rate of NOK5.96 = $1. At December 31, 2018 NOK672 million ($77.7million) was outstanding on the NOK900 million senior unsecured bonds.

Similarly, at December 31, 2018, the Company had entered into combined currency and interest rate swap contracts with a total notional principal of NOK500 million ($64.0 million), to hedge against fluctuations in interest and exchange rates on our NOK500 million senior unsecured bonds due 2020. Under these contracts, variable NIBOR interest rates including additional margin is swapped for fixed interest at an average of 6.91%, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK7.81 = $1. These contracts expire between March and June 2020 and we estimate that we would pay $4.7 million to terminate them as of December 31, 2018 (2017: $1.8 million).

At December 31, 2018, the Company had entered into currency rate swap contracts with a total notional principal of NOK472 million ($62.1 million), to hedge against fluctuations in exchange rates on our NOK600 million senior unsecured bonds due 2023. Under these contracts, variable NIBOR interest rates including additional margins is swapped for variable LIBOR rates including additional margins. The eventual settlement of the bonds will have an effective exchange rate of NOK7.60 = $1. These contracts expire in September 2023 and we estimate that we would pay $9.6 million to terminate them as of December 31, 2018.

At December 31, 2018, the Company and its consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $721 million at fixed interest rates between 1.07% per annum and 2.93% per annum. These interest rate swap agreements mature between January 2019 and April 2023, and we estimate that we would receive $8.7 million to terminate them as of December 31, 2018 (2017: receive 2.4 million).

The overall effect of our swaps is to fix the interest rate on approximately $0.9 billion of our floating rate debt at December 31, 2018 (2017: $1.2 billion), at a weighted average interest rate of 4.68% per annum including margin (2017: 4.31%).

Several of our charter contracts contain interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest rate on the outstanding loan, effectively transferring interest rate exposure to the counterparty under the charter contract. At December 31, 2018, a total of $0.8 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity accounted subsidiaries. None of this was subject to interest rate swaps entered into for the benefit of the charterer. The balance of $0.8 billion remained on a floating rate basis. Comparably as at December 31, 2017, a total of $0.9 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity accounted subsidiaries. Of this, approximately $0.2 billion was also subject to interest rate swaps entered into for the benefit of the charterer, with the balance of $0.7 billion remaining on a floating rate basis.

At December 31, 2018, our net exposure, including equity-accounted subsidiaries, to interest rate fluctuations on our outstanding debt was $114.8 million, compared with $132.4 million at December 31, 2017. Our net exposure to interest fluctuations is based on our total of $1.8 billion floating rate debt outstanding at December 31, 2018, less the $0.9 billion notional principle of our interest rate swaps and the $0.8 billion remaining floating rate debt subject to interest adjustment clauses under charter contracts. A one per-cent change in interest rates would thus increase or decrease net exposure by approximately $1.1 million per year as of December 31, 2018 (2017: $1.3 million per year).

As of March 26, 2019, we were not party to any other derivative contracts.

The Company may in the future enter into short-term Total Return Swap ("TRS") arrangements relating to our own shares and bonds or securities in other companies.

Apart from our NOK900 million, NOK500 million and NOK600 million floating rate bonds, which have been hedged, the majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency.

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

Pursuant to Rules 13a-15(e) and 15d-15(e) of the Exchange Act, management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2018. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the evaluation date.

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act, as of December 31, 2018. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's internal controls over financial reporting were effective as of December 31, 2018.

c)	Attestation report of the registered public accounting firm

MSPC, Certified Public Accountants and Advisors, a Professional Corporation, our independent registered public accounting firm, has issued their attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2018. Such report appears on page F-2.

d)	Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that our Audit Committee has one Audit Committee Financial Expert. James O'Shaughnessy is an independent Director and is the Audit Committee Financial Expert, as such terms are defined under SEC rules.

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

Our principal accountant for 2018 and 2017 was MSPC, Certified Public Accountants and Advisors, A Professional Corporation (“MSPC”). The following table sets forth the fees related to audit and other services provided by MSPC.

	2018	2017
Audit Fees (a)	$560,000	$540,000
Audit-Related Fees (b)	$129,000	$117,000
Tax Fees (c)	—	—
All Other Fees (d)	$39,000	$30,075
Total	$728,000	$687,075

(a)	Audit Fees
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

(e)	Audit Committee's Pre-Approval Policies and Procedures
Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X, that require the Board of Directors to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2018 and 2017 were approved by the Board of Directors pursuant to the pre-approval policy.

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

Independence of Directors.    The NYSE requires that a U.S. listed company maintain a majority of independent directors.  As a Foreign Private Issuer, we are exempt from this rule and may comply with it voluntarily. Our Board of Directors currently consists of five directors, four of which are considered "independent" according to NYSE's standards for independence. However, as permitted under Bermuda law, our Board of Directors may in the future not consist of a majority of independent directors.

Compensation Committee.   The NYSE requires that a listed U.S. company have a compensation committee of independent directors. As a Foreign Private Issuer we are exempt from this rule and may comply with it voluntarily.  As permitted under Bermuda law, our Compensation Committee does not currently, and may not in the future, consist entirely of independent directors.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-58 are filed as part of this annual report:

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

4.23
Second Supplemental Indenture by and among Ship Finance International Ltd. And U.S. Bank National Association, as Trustee, dated April 23, 2018 to Indenture dated October 5, 2016 for 4.875% Convertible Senior Notes due 2023, incorporated by reference to Exhibit 99.2 of the Company’s report on Form 6-K filed on April 24, 2018

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

SHIP FINANCE INTERNATIONAL LIMITED
(Registrant)

Date:	March 26, 2019	By:	/s/ Aksel C. Olesen
Aksel C. Olesen
Principal Executive Officer

Ship Finance International Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Ship Finance International Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

 We have audited the accompanying consolidated balance sheets of Ship Finance International Limited and subsidiaries (the "Company") as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively referred to as the financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ship Finance International Limited and subsidiaries as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

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

New York, New York
March 26, 2019

Ship Finance International Limited

 CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2018, 2017 and 2016
(in thousands of $, except per share amounts)

	2018	2017	2016
Operating revenues
Direct financing lease interest income - related parties	9,623	16,362	22,850
Direct financing and sales-type lease interest income - other	30,055	21,903	331
Finance lease service revenues - related parties	22,095	35,010	44,523
Profit sharing revenues - related parties	1,779	5,753	51,470
Profit sharing revenues - other	—	61	74
Time charter revenues - related parties	53,258	51,832	55,265
Time charter revenues - other	239,468	186,577	171,483
Bareboat charter revenues - related parties	—	5,736	10,075
Bareboat charter revenues - other	36,222	34,860	34,964
Voyage charter revenues - other	24,339	21,037	19,329
Other operating income	1,873	1,747	2,587
Total operating revenues	418,712	380,878	412,951
Gain/(Loss) on sale of assets and termination of charters, net	(2,578)	1,124	(167)
Gain/(Loss) on sale of subsidiaries and disposal groups	7,613	—	—
Operating expenses
Vessel operating expenses - related parties	45,266	57,714	67,221
Vessel operating expenses - other	83,282	74,080	68,795
Depreciation	104,079	88,150	94,293
Vessel impairment charge	64,338	—	5,314
Administrative expenses - related parties	1,072	831	1,443
Administrative expenses - other	8,095	6,601	7,629
Total operating expenses	306,132	227,376	244,695
Net operating income	117,615	154,626	168,089
Non-operating income / (expense)
Interest income – related parties, associated companies	14,128	15,265	18,675
Interest income – related parties, other	880	422	897
Interest income - other	2,943	3,643	2,164
Interest expense - related parties	(6,378)	—	—
Interest expense - other	(107,508)	(90,414)	(71,843)
(Loss)/gain on purchase of bonds	1,146	(2,305)	(8,802)
Available-for-sale securities impairment charge	—	(4,410)	—
Dividend income - related parties	—	3,300	11,550
Net unrealized gain on equity securities	12,277	—	—
Realized gain on sale of debt and equity securities	13,477	—	—
Other financial items, net	10,407	(2,684)	(2,089)
Net income before equity in earnings of associated companies	58,987	77,443	118,641
Equity in earnings of associated companies	14,635	23,766	27,765
Net income	73,622	101,209	146,406
Per share information:
Basic earnings per share	$0.70	$1.06	$1.57
Weighted average number of shares outstanding, basic	105,898	95,597	93,497
Diluted earnings per share	$0.69	$1.03	$1.50
Weighted average number of shares outstanding, diluted	107,606	102,900	108,040
Cash dividend per share declared and paid	$1.40	$1.60	$1.80
The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31, 2018, 2017 and 2016
(in thousands of $)

	2018	2017	2016
Comprehensive income, net of tax
Net income	73,622	101,209	146,406
Fair value adjustments to hedging financial instruments	(3,433)	9,974	9,702
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	(3,127)	1,555	—
Fair value adjustments to investment securities classified as available-for-sale	2,244	(23,528)	(93,406)
Unrealized loss from investment securities classified as available-for-sale securities reclassified to Consolidated Statement of Operations	—	2,106	—
Fair value adjustments to hedging financial instruments in associated companies	(206)	1,182	1,150
Other items of comprehensive (loss)/income	(74)	60	(38)
Other comprehensive (loss)/income, net of tax	(4,596)	(8,651)	(82,592)
Comprehensive income	69,026	92,558	63,814
 The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited
CONSOLIDATED BALANCE SHEETS
as of December 31, 2018 and 2017
(in thousands of $)

	2018	2017
ASSETS
Current assets
Cash and cash equivalents	211,394	153,052
Restricted cash	1,000	—
Investment in debt and equity securities	87,174	93,802
Trade accounts receivable	2,976	12,583
Due from related parties	41,771	9,625
Other receivables	13,041	9,012
Inventories	8,547	5,126
Prepaid expenses and accrued income	2,593	2,291
Investment in direct financing and sales-type leases, current portion	39,804	32,096
Financial instruments (short-term): at fair value	5,279	108
Total current assets	413,579	317,695
Vessels and equipment, net	1,559,712	1,762,596
Vessels and equipment under capital lease, net	749,889	—
Investment in direct financing and sales-type leases, long-term portion	762,355	585,975
Investment in associated companies	25,107	10,678
Loans to related parties - associated companies, long-term	310,144	314,000
Long-term receivables from related parties	15,616	—
Other long-term assets	30,810	12,791
Financial instruments (long-term): at fair value	10,633	8,347
Total assets	3,877,845	3,012,082
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	267,149	313,823
Current portion of obligations under capital leases	67,793	9,031
Trade accounts payable	1,945	487
Due to related parties	1,349	857
Accrued expenses	12,510	13,351
Financial instruments (short-term): at fair value	45,047	503
Other current liabilities	8,332	5,693
Total current liabilities	404,125	343,745
Long-term liabilities
Long-term debt	1,169,931	1,190,184
Obligations under capital leases	1,104,258	230,576
Financial instruments (long-term): at fair value	16,213	48,618
Other long-term liabilities	3,286	3,962
Total liabilities	2,697,813	1,817,085
Commitments and contingent liabilities
Stockholders' equity
Share capital ($0.01 par value; 200,000,000 shares authorized; 119,373,064 shares issued and outstanding at December 31, 2018). $0.01 par value; 150,000,000 shares authorized; 110,930,873 shares issued and outstanding at December 31, 2017).	1,194	1,109
Additional paid-in capital	468,844	403,659
Contributed surplus	680,703	680,703
Accumulated other comprehensive loss	(220)	(94,612)
Accumulated other comprehensive loss – associated companies	—	206
Retained earnings	29,511	203,932
Total stockholders' equity	1,180,032	1,194,997
Total liabilities and stockholders' equity	3,877,845	3,012,082
The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited
 CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2018, 2017 and 2016
(in thousands of $)

	2018	2017	2016
Operating activities
Net income	73,622	101,209	146,406
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	104,079	88,150	94,293
Amortization of deferred charges	10,187	9,013	10,972
Amortization of seller's credit	(447)	(1,249)	(1,324)
Amortization of long-term charter contract values acquired with vessels	1,699	—	—
Vessel impairment charge	64,338	—	5,314
Available-for-sale securities impairment charge	—	4,410	—
Long-term assets impairment charge	1,730	—	—
Equity in earnings of associated companies	(14,635)	(23,766)	(27,765)
Loss/(gain) on sale of assets and termination of charters	2,578	(1,124)	167
Gain on sale of subsidiary and disposal groups	(7,613)	—	—
Adjustment of derivatives to fair value recognized in net income	(13,898)	(8,208)	(4,399)
Unrealized gain on marketable securities	(12,277)	—	—
Loss/(gain) on repurchase of bonds	(1,146)	2,305	8,802
Realized gain on sale of debt and equity securities	(13,476)	—	—
Interest receivable in form of notes	—	(635)	(633)
Other, net	1,108	3,959	365
Changes in operating assets and liabilities
Trade accounts receivable	9,607	(9,034)	(1,492)
Due from related parties	(1,308)	10,543	8,433
Other receivables	(3,870)	2,418	(856)
Other current assets	(157)	—	—
Inventories	(3,423)	(42)	(27)
Prepaid expenses and accrued income	(301)	1,317	2,181
Trade accounts payable	2,370	(742)	394
Accrued expenses	(433)	(1,188)	1,046
Other current liabilities	2,641	460	(11,804)
Net cash provided by operating activities	200,975	177,796	230,073
Investing activities
Repayments from investments in direct financing and sales-type leases	33,486	31,929	30,410
Additions to newbuildings	—	(81,664)	(188,142)
Purchase of vessels	(1,137,703)	—	—
Proceeds from sale of vessels and termination of charters	145,654	74,791	29,102
Proceeds from sale of subsidiaries, net of cash disposed of	83,485	—	—
Net amounts received from/(paid to) associated companies	(24,161)	27,322	193,517
Other investments and long-term assets, net	32,675	(4,016)	(25,488)
Net cash provided by/(used in) investing activities	(866,564)	48,362	39,399
Financing activities
Proceeds from shares issued, net of issuance costs	—	88	323
Principal settlements of cross currency swaps, net	—	(29,186)	—
Proceeds from capital leases	944,097	—	—
Repurchase of bonds	(97,248)	(68,383)	(296,800)
Proceeds from issuance of short-term and long-term debt	825,984	302,104	522,000
Repayments of short-term and long-term debt	(778,731)	(179,354)	(329,303)
Debt fees paid	(8,257)	(2,554)	(5,099)
Repayments of lease obligation liability	(11,653)	(5,296)	(97)
Cash dividends paid	(149,261)	(152,907)	(168,289)
Net cash provided by/(used in) financing activities	724,931	(135,488)	(277,265)
Net increase/(decrease) in cash and cash equivalents	59,342	90,670	(7,793)
Cash, restricted cash and cash equivalents at start of the year	153,052	62,382	70,175
Cash, restricted cash and cash equivalents at end of the year	212,394	153,052	62,382
Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	104,620	88,201	65,184
 The accompanying notes are an integral part of these consolidated financial statements.

Ship Finance International Limited
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2018, 2017 and 2016
(in thousands of $, except number of shares)

	2018	2017	2016
Number of shares outstanding
At beginning of year	110,930,873	101,504,575	93,468,000
Shares issued	8,442,191	9,426,298	8,036,575
At end of year	119,373,064	110,930,873	101,504,575
Share capital
At beginning of year	1,109	1,015	93,468
Shares issued	85	94	117
Transfer arising from reduction in par value of issued shares	—	—	(92,570)
At end of year	1,194	1,109	1,015
Additional paid-in capital
At beginning of year	403,659	282,502	285,859
Amortization of stock-based compensation	454	374	403
Stock-based compensation forfeitures	(33)	—	—
Shares issued	—	88	206
Shares issued arising from conversion of 3.25% convertible bonds due 2018	9,927	137,063	—
Adjustment to equity component of convertible bonds due 2021 and 2023 arising from reacquisition of bonds	(1,096)	—	—
Equity component of convertible bond issuance due 2021	—	—	4,551
Adjustment to equity component of 3.25% convertible bond issuance due 2018 arising from reacquisition of bonds	(9,933)	(16,368)	(8,517)
Shares issued arising from consideration paid on vessel acquisition	57,960	—	—
Recognition of equity component arising from issuance of 4.875% convertible bonds due 2023	7,906	—	—
At end of year	468,844	403,659	282,502
Contributed surplus
At beginning of year	680,703	680,703	588,133
Transfer arising from reduction in par value of issued shares	—	—	92,570
At end of year	680,703	680,703	680,703
Accumulated other comprehensive loss
At beginning of year	(94,612)	(84,779)	(1,037)
Fair value adjustments to hedging financial instruments	(3,433)	9,974	9,702
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	(3,127)	1,555	—
Reclassification of unrealised losses upon adopting of ASU 2016-01	98,782	—	—
Fair value adjustments to available-for-sale securities	2,244	(23,528)	(93,406)
Unrealized loss from available-for-sale securities reclassified to Consolidated Statement of Operations	—	2,106	—
Other comprehensive loss	(74)	60	(38)
At end of year (for breakdown see below)	(220)	(94,612)	(84,779)
Accumulated other comprehensive loss – associated companies
At beginning of year	206	(976)	(2,126)
Fair value adjustment to hedging financial instruments	(206)	1,182	1,150
At end of year (consists entirely of fair value adjustments to hedging financial instruments)	—	206	(976)

	2018	2017	2016
Retained earnings
At beginning of year	203,932	255,630	277,513
Reclassification of unrealized losses upon adoption of ASU 2016-01	(98,782)	—	—
Net income	73,622	101,209	146,406
Dividends declared	(149,261)	(152,907)	(168,289)
At end of year	29,511	203,932	255,630
Total stockholders' equity	1,180,032	1,194,997	1,134,095

Accumulated other comprehensive loss	2018	2017	2016
Fair value adjustments to hedging financial instruments	(488)	6,072	(5,457)
Fair value adjustments to available-for-sale securities	644	(100,382)	(78,960)
Other items	(376)	(302)	(362)
Accumulated other comprehensive loss	(220)	(94,612)	(84,779)
The accompanying notes are an integral part of these consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Notes to the Consolidated Financial Statements

1.	GENERAL

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

As of December 31, 2018, the Company owned three very large crude oil carriers ("VLCCs"), two Suezmax crude oil carriers, five Supramax dry bulk carriers, seven Handysize dry bulk carriers, two Kamsarmax dry bulk carriers, eight Capesize dry bulk carriers, 45 container vessels (including four chartered-in 19,200 and 19,400 twenty-foot equivalent units ("TEU") container vessels and seven 10,600 TEU and 13,800 TEU container vessels financed through sale and leaseback), two car carriers, one jack-up drilling rig, two ultra-deepwater drilling units, five offshore support vessels, two chemical tankers and two oil product tankers.

The two ultra-deepwater drilling units and the one jack-up drilling rig referred to above are owned by wholly-owned subsidiaries of the Company that are accounted for using the equity method (see Note 17: Investment in associated companies).

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

Investments in associated companies

Investments in companies over which the Company exercises significant influence but which it does not consolidate are accounted for using the equity method. The Company records its investments in equity-method investees on the consolidated balance sheets as "Investment in associated companies" and its share of the investees' earnings or losses in the consolidated statements of operations as "Equity in earnings of associated companies." At December 31, 2018, two ultra-deepwater drilling units and one jack-up drilling rig are owned by three wholly-owned subsidiaries of the Company that are accounted for using the equity method.

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

Revenue and expense recognition

Effective from January 1, 2018, we adopted the new accounting standard ASC Topic 606 "Revenue from Contracts with Customers" using the modified retrospective method, which resulted in no adjustment to our retained earnings on adoption and comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

The Company generates its revenues from the charter hire of its vessels and offshore related assets, and freight billings. Revenues are generated from time charter hire, bareboat charter hire, direct financing lease interest income, sales-type lease interest income, finance lease service revenues, profit sharing arrangements, voyage charters and other freight billings.

In a time charter voyage, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer and carries only lawful or non hazardous cargo. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, and canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. The time charter contracts are either operating or direct financing or sales type leases. Where time charters and bareboat charters are considered operating leases, revenues are recorded over the term of the charter as a service is provided. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

Rental payments from either direct financing leases or sales-type leases, are allocated between lease service revenue, if applicable, lease interest income and repayment of net investment in leases. The amount allocated to lease service revenue is based on the estimated fair value, at the time of entering the lease agreement, of the services provided which consist of ship management and operating services.

In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charterer is responsible for any short loading of cargo or "dead" freight. The voyage charter party generally has standard payment terms with freight paid on completion of discharge. The voyage charter party generally has a "demurrage" clause. As per this clause, the charterer reimburses us for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as voyage revenue. Estimates and judgments are required in ascertaining the most likely outcome of a particular voyage and actual outcomes may differ from estimates. Such estimate is reviewed and updated over the term of the voyage charter contract. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo.

We have determined that our voyage charter contracts consist of a single performance obligation of transporting the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses, and the revenue is recognized on a straight line basis over the voyage days from the commencement of loading to completion of discharge. Contract assets with regards to voyage revenues are reported as "Voyages in progress" as the performance obligation is satisfied over time. Voyage revenues typically become billable and due for payment on completion of the voyage and discharge of the cargo, at which point the receivable is recognized as "Trade accounts receivable, net".

In a voyage contract, the Company bears all voyage related costs such as fuel costs, port charges and canal tolls. To recognize costs incurred to fulfill a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered. The costs incurred during the period prior to commencement of loading the cargo, primarily bunkers, are deferred as they represent setup costs and recorded as a current asset and are subsequently amortized on a straight-line basis as we satisfy the performance obligations under the contract. Costs incurred to obtain a contract, such as commissions, are also deferred and expensed over the same period.

For our vessels operating under revenue sharing agreements, or in pools, revenues and voyage expenses are pooled and allocated to each pool’s participants in accordance with an agreed-upon formula. Revenues generated through revenue sharing agreements are presented gross when we are considered the principal under the charter parties with the net income allocated under the revenue sharing agreement presented as within voyage charter income. For revenue sharing agreements that meet the definition of a lease, we account for such contracts as variable rate operating leases and recognize revenue for the applicable period based on the actual net revenue distributed by the pool.

As detailed in Note 24: Related party transactions, the Company has, or has had, profit sharing arrangements with Frontline Shipping Limited ("Frontline Shipping"), Golden Ocean Group Limited ("Golden Ocean"). The Company also has profit sharing agreements with Deep Sea Supply Shipowning II AS (the “Solstad Charterer”), a wholly owned subsidiary of Solship Invest 3 AS (“Solship”, formerly Deep Sea Supply Plc, or Deep Sea). Amounts receivable under these arrangements are accrued on the basis of amounts earned at the reporting date.

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

Investment in debt and equity securities

Investments in debt and equity securities include share investments and interest-earning listed and unlisted corporate bonds. Any premium paid on their acquisition is amortized over the life of the bond. Investments in debt securities are recorded at fair value, with unrealized gains and losses recorded as a separate component of other comprehensive income. Investments in equity securities are recorded at fair value, with unrealized gains and losses recorded in the consolidated statement of operations. If circumstances arise which lead the Company to believe that the issuer of a corporate bond may be unable meet its payment obligations in full, or that the fair value at acquisition of the share investment or corporate bond may otherwise not be fully recoverable, then to the extent that a loss is expected to arise that unrealized loss is recorded as an impairment in the statement of operations, with an adjustment if necessary to any unrealized gains or losses previously recorded in other comprehensive income. In determining whether the Company has an other-than-temporary impairment in its investment in bonds, in addition to the Company’s intention and ability to hold the investments until the market recovers, the Company considers the period of decline, the amount and the severity of the decline and the ability of the investment to recover in the near to medium term. The Company also evaluates if the underlying security provided by the bonds is sufficient to ensure that the decline in fair value of these bonds did not result in an other-than-temporary impairment.

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

Trade accounts receivable

The amount shown as trade accounts receivable at each balance sheet date includes receivables due from customers for hire of vessels and offshore related assets, net of allowance for doubtful balances. At each balance sheet date, all potentially uncollectable accounts are assessed individually to determine any allowance for doubtful receivables. At December 31, 2018 and 2017, no provision was made for doubtful receivables.

Inventories

Inventories are comprised principally of fuel and lubricating oils and are stated at the lower of cost and net realizable value. Cost is determined on a first-in first-out basis.

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

Vessels and equipment under capital lease

The Company charters-in certain vessels and equipment under leasing agreements. Leases of vessels and equipment, where the Company has substantially all the risks and rewards of ownership, are classified as capital lease assets, with corresponding capital lease obligations recorded. Capital lease assets are capitalized at the commencement of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments.

For sale and lease back transactions, when the asset sold is for more or less than its carrying amount, any indicated loss or gain on the sale is in substance a prepayment of rent or unearned rent, respectively, and thus, in accordance with ASC 840-40-35-4, the Company defers this prepaid or unearned rental and amortizes it over the lease term. In case the fair value of the asset sold is less than its carrying amount, any indicated loss on the sale is recognized in the consolidated statement of operations as incurred.

Depreciation of vessels and equipment under capital lease is included within "Depreciation" in the consolidated statement of operations. Vessels and equipment under capital lease are depreciated on a straight-line basis over the vessels' remaining economic useful lives or on a straight-line basis over the term of the lease. The method applied is determined by the criteria by which the lease has been assessed to be a capital lease.

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

Investment in direct financing and sales-type leases

Leases (charters) of our vessels where we are the lessor are classified as either direct financing or sales-type leases or operating leases, based on an assessment of the terms of the lease. For charters classified as direct financing leases, the minimum lease payments (reduced in the case of time-chartered vessels by projected vessel operating costs) plus the estimated residual value of the vessel are recorded as the gross investment in the capital lease.

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

This accounting policy for investments in direct financing or sales-type leases has the effect that if an option is exercised there will either be a) no gain or loss on the exercise of the option or b) in the event that an option is exercised at a price in excess of the net investment in the lease at the option date, a gain will be reported in the statement of operations at the date of delivery to the new owners.

If the terms of an existing lease are agreed to be amended, other than by renewing the lease or extending its term, in a manner that would have resulted in a different classification of the lease had such amended terms been in effect at the lease inception, the amended lease agreement shall be considered to be a new lease agreement over the remainder of its term. If the terms of a direct financing or sales-type lease are amended in a way that does not result in it being treated as a new operating lease agreement, the remaining minimum lease payments and, if appropriate, the estimated residual value will be amended to reflect the revised terms, with a corresponding increase or decrease in unearned income.

Obligations under capital lease

The Company charters-in and out four container vessels on a bareboat basis under long term leasing agreements with corresponding assets classified as investments in direct financing leases. The Company also charters-in seven container vessels through sale and leaseback financing arrangements with corresponding lease assets classified under vessels under capital lease. Leases of vessels and equipment, where the Company has substantially all the risks and rewards of ownership, are classified as capital leases. Each lease payment is allocated between liability and finance charges to achieve a constant rate on the capital balance outstanding. The interest element of the capital cost is charged to the Consolidated Statement of Operations over the lease period.

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

Recently Adopted Accounting Standards

In May 2014, issued ASU 2014-09 "Revenue from Contracts with Customers", subsequently amended and collectively Topic 606. The standard replaced almost all existing revenue recognition guidance in U.S. GAAP, with the intention to improve and converge with international standards the financial reporting requirements for revenue from contracts with customers. The core principle of ASC 606 is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. ASC 606 allows for adoption either on a full retrospective basis to each prior reporting period presented or on a modified retrospective basis with the cumulative effect of initially applying the new guidance recognized at the date of initial application, which became effective for the Company beginning January 1, 2018. The majority of vessels are on bareboat or time charters and these continue to be accounted as operating or finance leases in accordance with ASC 840 Leases and related interpretations and the implementation of the new revenue standard therefore did not have an effect on income recognition from such contracts.

The Company adopted ASC 606 in the first quarter of fiscal 2018 on a modified retrospective basis with no changes recognized in the prior year comparative financial statements. The adoption of this standard only impacted our vessels operating on voyage charters. For vessels operating on voyage charters, voyage revenues are, under the new revenue standard, recognized over the estimated length of each voyage, calculated on a load-to-discharge basis. Certain voyage expenses, primarily bunker fuel expenses, are capitalized between the previous discharge port, or contract date if later, and the next load port if they qualify as fulfillment costs under ASC 340 Deferred Costs and Other Assets. ASC 606 has been applied to those voyage contracts that were not completed at the date of initial application. Upon adoption, the cumulative effect of adopting this guidance resulted in a net minor adjustment of $0.1 million to the opening balance of retained earnings as of January 1, 2018 and the Company did not consider this material enough to record. In addition, the adoption of this standard did not have a material impact on the consolidated financial statements of the Company for the year ended December 31, 2018.

In January 2016, the FASB issued ASU 2016-01 "Recognition and Measurement of Financial Assets and Financial Liabilities" to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 particularly relates to the fair value and impairment of equity investments, financial instruments measured at amortized cost, and the use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU 2016-01 became effective for fiscal years and interim periods beginning after December 15, 2017. The Company adopted ASU 2016-01 in the first quarter of fiscal 2018 on a modified retrospective basis, with no changes recognized in the prior year comparatives and a cumulative catch up adjustment recognized in the opening retained earnings. Upon adoption of ASU 2016-01, the Company reclassified approximately $98.8 million of unrealized losses related to its equity investments from accumulated other comprehensive income to retained earnings. As a result of the adoption of this guidance the Company is required to recognize the movement in the fair value of our equity securities in the consolidated statement of operations. For the year ended December 31, 2018, the adoption of the standard resulted in a net unrealized gain of $12.3 million being included in the consolidated statement of operations. The Company anticipates additional volatility to the Company's statements of operations in future periods, due to changes in market prices of the Company's investments in equity securities.

In August 2016, the FASB issued ASU 2016-15 "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments", to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. It addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years with early adoption permitted. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The adoption of these amendments did not have a material impact on the consolidated financial statements of the Company for the year ended December 31, 2018.

In November 2016, the FASB issued ASU 2016-18 "Statement of Cash Flows (Topic 230): Restricted Cash", to address diversity in practice that exists in the classification and presentation of changes in restricted cash and require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The standard was effective for fiscal years beginning after December 15, 2017, and interim periods within those years. For the year ended December 31, 2018, restricted cash has been disclosed as part of cash and cash equivalents in the Consolidated Statement of Cash Flows.

In January 2017, the FASB issued ASU 2017-01 "Business Combinations (Topic 805) - Clarifying the Definition of a Business" which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 is required to be applied prospectively and was effective for the Company beginning January 1, 2018. The adoption of ASU 2017-01 did not have a material impact on the consolidated financial statements of the Company for the year ended December 31, 2018.

In May 2017, the FASB issued ASU 2017-09 "Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting" to clarify and reduce both diversity in practice and cost and complexity when applying the guidance in Topic 718, Compensation - Stock Compensation, to a change to the terms or conditions of a share-based payment award. The amendments provide guidance on determining which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting. ASU 2017-09 was effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption was permitted. The adoption of ASU 2017-09 did not have a material impact on the consolidated financial statements of the Company for the year ended December 31, 2018.

3.	RECENTLY ISSUED ACCOUNTING STANDARDS

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02 "Leases" to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 creates a new Accounting Standards Codification Topic 842 "Leases" to replace the previous Topic 840 "Leases." ASU 2016-02 affects both lessees and lessors, although for the latter the provisions are similar to the previous model, but updated to align with certain changes to the lessee model and also the new revenue recognition provisions contained in Topic 606. ASU 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. Accounting Standards Codification ("ASC") 842 provides a group of practical expedients that allows entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases and (iii) reassess initial direct costs for any existing leases. The Company plans to adopt ASC 842 on January 1, 2019 and has elected the use of the practical expedients. Due to this election, the Company has determined the adoption of ASC 842 will not have a material impact on the consolidated financial statements.

In December 2018, the FASB issued ASU No. 2018-20 "Leases (Topic 842): Narrow-Scope Improvements for Lessors" to address issues facing lessors when applying the leases standard. The amendments addresses the following issues (i) Sales taxes and other similar taxes collected from lessees, which permits lessors, as an accounting policy election, to not evaluate whether certain sales taxes and other similar taxes are lessor costs or lessee costs. Instead, those lessors will account for those costs as if they are lessee costs and exclude the costs from being reported as lease revenue with an associated expense. (ii) Certain lessor costs paid directly by lessees, whereby certain lessor costs require lessors to exclude from variable payments, and therefore revenue, lessor costs paid by lessees directly to third parties. The amendments also require lessors to account for costs excluded from the consideration of a contract that are paid by the lessor and reimbursed by the lessee as variable payments. A lessor will record those reimbursed costs as revenue. (iii) Recognition of variable payments for contracts with lease and non-lease components. The amendments relate to recognizing variable payments for contracts with lease and non-lease components require lessors to allocate (rather than recognize as currently required in the new leases standard) certain variable payments to the lease and non-lease components when the changes in facts and circumstances on which the variable payment is based occur. After the allocation, the amount of variable payments allocated to the lease components will be recognized as income in profit or loss in accordance with the new leasing guidance, while the amount of variable payments allocated to non-lease components will be recognized in accordance with other accounting guidance, such as revenue from contracts with customers. ASU 2018-20 is effective for fiscal years and interim periods beginning after December 15, 2018. The Company has determined the adoption of ASU 2018-20 will not have a material impact on the consolidated financial statements.

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

In March 2017, the FASB issued ASU 2017-08 "Receivables - Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities" to amend the amortization period for certain purchased callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. ASU 2017-08 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The impact on the consolidated financial statements of the Company will depend on the facts and circumstances of any specific future transactions.

In August 2017, the FASB issued ASU 2017-12 "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities", to enable entities to better portray the economics of their risk management activities in the financial statements and enhance the transparency and understandability of hedge results. The amendments also simplify the application of hedge accounting in certain situations. ASU 2017-12 is effective for fiscal years and interim periods beginning after December 15, 2018. The Company has not elected to early adopt. The effect of the adoption of ASU 2017-12 will be that $34.4 thousand of hedge ineffectiveness losses will be reclassified from retained earnings to other comprehensive income.

In July 2018, the FASB issued ASU 2018-10 "'Codification Improvements to Topic 842, Leases" to provide amendments that affect narrow aspects of the guidance issued in the amendments in ASU 2016-02 including those regarding residual value guarantees, rate implicit in the lease, lessee reassessment of lease classification, lessor reassessment of lease term and purchase option, variable lease payments that depend on an index or a rate, investment tax credits, lease term and purchase option, transition guidance for amounts previously recognized in business combinations, certain transition adjustments, transition guidance for leases previously classified as capital leases under Topic 840, transition guidance for modifications to leases previously classified as direct financing or sales-type leases under Topic 840, transition guidance for sale and leaseback transactions, impairment of net investment in the lease, unguaranteed residual asset, effect of initial direct costs on rate implicit in the lease, and failed sale and leaseback transactions. ASU 2018-10 is effective for fiscal years and interim periods beginning after December 15, 2018. The Company does not expect that the adoption of ASU 2018-10 will have a material effect on the consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-16 "Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes." In the United States, eligible benchmark interest rates under Topic 815 are interest rates on direct Treasury obligations of the U.S. government (UST), the London Interbank Offered Rate (LIBOR) swap rate, and the Overnight Index Swap (OIS) Rate based on the Federal Funds Effective Rate. When the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, in August 2017, it introduced the Securities Industry and Financial Markets Association (SIFMA) Municipal Swap Rate as the fourth permissible U.S. benchmark rate. The new ASU adds the OIS rate based on SOFR as a U.S. benchmark interest rate to facilitate the LIBOR to SOFR transition and provide sufficient lead time for entities to prepare for changes to interest rate risk hedging strategies for both risk management and hedge accounting purposes. ASU 2018-16 is effective for fiscal years and interim periods beginning after December 15, 2019. The Company is currently assessing the impact of ASU 2018-16 on the consolidated financial statements.

In November 2018, the FASB issued ASU No. 2018-18 "Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606", which defines a collaborative arrangement as a contractual arrangement under which two or more parties actively participate in a joint operating activity and are exposed to significant risks and rewards that depend on the activity’s commercial success. The ASU provides guidance on how to assess whether certain transactions between collaborative arrangement participants should be accounted for within the revenue recognition standard.

The ASU also provides more comparability in the presentation of revenue for certain transactions between collaborative arrangement participants. It accomplishes this by allowing organizations to only present units of account in collaborative arrangements that are within the scope of the revenue recognition standard together with revenue accounted for under the revenue recognition standard. The parts of the collaborative arrangement that are not in the scope of the revenue recognition standard should be presented separately from revenue accounted for under the revenue recognition standard. ASU 2018-18 is effective for fiscal years and interim periods beginning after December 15, 2019. The Company does not expect that the adoption of ASU 2018-18 will have a material effect on the consolidated financial statements.

Also in November 2018, the FASB issued ASU No. 2018-19 "Codification Improvements to Topic 326, Financial Instruments-Credit Losses" to provide new guidance to mitigate the transition complexity by requiring entities other than public business entities, including not-for-profit organizations and certain employee benefit plans, to implement the credit losses standard issued in 2016, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. This aligns the implementation date for their annual financial statements with the implementation date for their interim financial statements. The guidance also clarifies that receivables arising from operating leases are not within the scope of the credit losses standard, but rather, should be accounted for in accordance with the leases standard. ASU 2018-19 is effective for fiscal years and interim periods beginning after December 15, 2019. The Company is currently assessing the impact of ASU 2018-19 on the consolidated financial statements.

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

The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the year and the consolidated net income of the Company. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31,
(in thousands of $)	2018	2017	2016
Basic earnings per share:
Net income available to stockholders	73,622	101,209	146,406
Diluted earnings per share:
Net income available to stockholders	73,622	101,209	146,406
Interest and other expenses attributable to convertible bonds	123	4,511	15,310
Net income assuming dilution	73,745	105,720	161,716

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31,
(in thousands)	2018	2017	2016
Basic earnings per share:
Weighted average number of common shares outstanding	105,898	95,597	93,497
Diluted earnings per share:
Weighted average number of common shares outstanding*	105,898	95,597	93,497
Effect of dilutive share options	59	26	—
Effect of dilutive convertible bonds	1,649	7,277	14,543
Weighted average number of common shares outstanding assuming dilution	107,606	102,900	108,040

	Year ended December 31,
	2018	2017	2016
Basic earnings per share:	$0.70	$1.06	$1.57
Diluted earnings per share:	$0.69	$1.03	$1.50

*The weighted average number of common shares outstanding excludes 8,000,000 shares issued as part of a share lending arrangement relating to the Company's issuance of 5.75% senior unsecured convertible bonds in October 2016. It also excludes 3,765,842 shares issued as of December 31, 2018 from up to 7,000,000 shares issuable under a share lending arrangement relating to the Company's issuance of 4.875% senior unsecured convertible bonds in April and May 2018. These lent shares are owned by the Company and will be returned on or before maturity of the bonds in 2021 and 2023, respectively.

In February 2018, the Company redeemed the full outstanding amount under the 3.25% senior unsecured convertible bonds due 2018. The remaining outstanding principal amount of $63.2 million was paid in cash, and the premium settled in common shares with the issue of 651,365 new shares.

As of December 31, 2018, the 4.875% senior unsecured convertible bonds issued in April and May 2018 and the 5.75% senior unsecured convertible bonds issued in October 2016 were both anti-dilutive.

F-22

7.	OPERATING LEASES

Rental income

The minimum future revenues to be received under the Company's non-cancelable operating leases on its vessels as of December 31, 2018, are as follows:

Year ending December 31,	(in thousands of $)
2019	313,018
2020	298,033
2021	250,742
2022	179,092
2023	161,125
Thereafter	209,844
Total minimum lease revenues	1,411,854

There is no contingent rental income included above.

The cost and accumulated depreciation of vessels (owned and under capital lease) leased to third parties on non-cancelable operating leases at December 31, 2018 and 2017 were as follows:

(in thousands of $)	2018	2017
Cost	2,336,269	2,256,747
Accumulated depreciation	309,135	494,151
Total	2,027,134	1,762,596

8.	GAIN/(LOSS) ON SALE OF ASSETS AND TERMINATION OF CHARTERS

The Company has recorded gains/losses on sale of assets and termination of charters as follows:

	Year ended December 31,
(in thousands of $)	2018	2017	2016
(Loss)/gain on sale of vessels	(2,578)	(1,699)	(167)
Gain on termination of charters	—	2,823	—
Total loss/(gain) on sale of assets and termination of charters	(2,578)	1,124	(167)

The Company distinguishes between gains or losses on termination of charters, where ownership of the underlying vessel is retained, and gains or losses on sale of assets, where the vessel is disposed of and there may be an associated charter termination fee paid or received for early termination of the underlying charter.

(Loss)/Gain on sale of vessels:

During the year ended December 31, 2018, the VLCC Front Circassia, which was accounted for as a direct financing lease asset, was sold to an unrelated third party. A loss of $1.4 million was recorded on the disposal, the proceeds of which included $17.9 million gross sales proceeds and compensation in the form of a loan note of $4.4 million at fair value was received for the early termination of the charter (see Note 24: Related party transactions).

The container vessel SFL Avon, which was accounted for as an operating lease asset, was sold to an unrelated third party during the year ended December 31, 2018 for a loss of $0.2 million on disposal.

The VLCCs Front Page, Front Stratus and Front Serenade which were accounted for as direct financing lease assets during the year ended December 31, 2018, were sold to a related party, ADS Crude Carriers Plc. ("ADS"). Gains of $0.3 million, $0.2 million and $0.3 million were recorded on the disposal of the vessels, respectively. The gross proceeds from the sale was $22.5 million per vessel in addition to compensation, in the form of loan notes of $3.4 million each, received for the early termination of the charters (see Note 24: Related party transactions).

During the year ended December 31, 2018, the VLCCs Front Ariake and Front Falcon, which were accounted for as a direct financing lease assets, were sold to an unrelated third party. A gain of $1,000 and a loss of $1.8 million was recorded on the disposals respectively, and compensation in the form of a loan note of $3.4 million at fair value was received for the early termination of the Front Ariake charter (see Note 24: Related party transactions).

During the year ended December 31, 2017, the Company recorded a net loss of $1.7 million arising from the disposals of four crude oil tankers and the commencement of a sales-type lease for the 1,700 TEU container vessel MSC Alice as described below.

The VLCC Front Century, the Suezmax Front Brabant, the VLCC Front Scilla and the Suezmax Front Ardenne, which were accounted for as direct financing lease assets, were sold to unrelated third parties in March 2017, May 2017, June 2017 and August 2017, respectively. Losses of $26,000, $1.7 million, $1.1 million and a gain of $0.3 million, respectively, were recorded on the disposals. Sales proceeds included compensation received for early termination of the charters (see Note 24: Related party transactions). The 1,700 TEU container vessel MSC Alice which was previously an operating lease asset, was accounted for as a sales-type lease during the year ended December 31, 2017, following the commencement of a long-term bareboat charter in April 2017 to MSC Mediterranean Shipping Company S.A. ("MSC"), an unrelated party. The terms of the charter provides a minimum fixed price purchase obligation at the expiry of the five year charter period. A gain of $0.7 million was recorded on the transaction.

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

9.	GAIN ON SALE OF SUBSIDIARIES AND DISPOSAL GROUPS

During the year ended December 31, 2018, the Company entered into an agreement to sell 100% of the share capital of Rig Finance Limited ("Rig Finance"), a wholly owned subsidiary, to an unrelated third party. Rig Finance owned the jack-up drilling rig Soehanah. Net proceeds of $84.4 million were received for the shares, resulting in a net gain of $7.6 million on the sale. At the time of disposal on December 31, 2018, net assets held by Rig Finance were as follows:

(in thousands of $)	December 31, 2018
Cash and cash equivalents	915
Vessel and equipment, net	76,875
Charter deposit	(913)
Other current liabilities	(90)
Net assets	76,787

10.	OTHER FINANCIAL ITEMS

Other financial items comprise the following items:

	Year ended December 31,
(in thousands of $)	2018	2017	2016
Net cash payments on non-designated derivatives	(721)	(5,124)	(4,913)
Net increase in fair value of non-designated derivatives	13,908	8,068	3,917
Net increase in fair value of designated derivatives (ineffective portion)	(11)	140	482
Other items	(2,769)	(5,768)	(1,575)
Total other financial items	10,407	(2,684)	(2,089)

The net movement in the fair values of non-designated derivatives and net cash payments thereon relate to non-designated, terminated or de-designated interest rate swaps and cross currency interest rate swaps. The net movement in the fair values of designated derivatives relates to the ineffective portion of interest rate swaps and cross currency interest rate swaps that have been designated as cash flow hedges. Changes in the fair values of the effective portion of interest rate swaps that are designated as cash flow hedges are reported under "Other comprehensive income". The above net movement in the valuation of non-designated derivatives in the year ended December 31, 2018, includes $3.1 million (2017: $1.6 million; 2016: $nil) reclassified from "Other comprehensive income", as a result of certain interest rate swaps relating to loan facilities no longer being designated as cash flow hedges.

Other items in the year ended December 31, 2018, include a net loss of $2.0 million arising from foreign currency translation (2017: loss $4.5 million; 2016: gain $0.1 million). Other items also include bank charges and fees relating to loan facilities.

11.	INVESTMENTS IN DEBT AND EQUITY SECURITIES

Marketable securities held by the Company consist of corporate bonds and equity securities.

(in thousands of $)	2018	2017
Amortized cost	76,234	194,184
Accumulated net unrealized (loss)/gain	10,940	(100,382)
Carrying value	87,174	93,802

	Year ended December 31, 2018			Year ended December 31, 2017
(in thousands of $)	Amortised Cost	Unrealised gains/ (losses)*	Fair value	Amortised Cost	Unrealised gains/ (losses)*	Fair value
Corporate Bonds:
Golden Close Senior	—	—	—	17,754	(2,240)	15,514
Golden Close Convertible	—	—	—	9,960	—	9,960
Golden Close Super Senior	—	—	—	2,561	347	2,908
NorAm Drilling	4,715	477	5,192	5,181	293	5,474
Oro Negro	7,886	167	8,053	7,886	—	7,886
Total corporate bonds	12,601	644	13,245	43,342	(1,600)	41,742
Shares:
Frontline	50,490	10,340	60,830	150,004	(99,514)	50,490
NorAm Drilling	3,035	893	3,928	730	732	1,462
Golden Close	108	(108)	—	108	—	108
ADS Crude Carriers	10,000	(829)	9,171	—	—	—
Total shares	63,633	10,296	73,929	150,842	(98,782)	52,060
Total	76,234	10,940	87,174	194,184	(100,382)	93,802

* This includes foreign currency gains or losses on non U.S. dollar denominated equity investments in addition to the changes in the fair value from market prices movements.

The investments in corporate bonds at December 31, 2018, consist of investments in Oro Negro and NorAm Drilling Company AS ("NorAm Drilling") bonds which have a total carrying value of $13.2 million (2017: $41.7 million, including investments in Golden Close Corp. Ltd. ("Golden Close") bonds) and have maturities in 2019 and 2021, respectively. The corporate bonds are classified as available-for-sale securities and are recorded at fair value, with unrealized gains and losses recorded as a separate component of "Other comprehensive income". The accumulated net unrealized gain on these available-for-sale corporate debt securities included in "Other comprehensive income" at December 31, 2018, was $0.6 million (2017: loss of $1.6 million).

Following the adoption of ASU 2016-01 from January 2018, the Company now recognizes any changes in the fair value of equity investments in net income. The adoption of the standard resulted in a net unrealized gain of $12.3 million recorded in the consolidated statement of operations for the year ended December 31, 2018. See also Recently Adopted Accounting Standards within Note 2.

The investments in shares at December 31, 2018, consist of listed shares in Frontline with a carrying value of $60.8 million (2017: $50.5 million) (see Note 24: Related party transactions), shares in NorAm Drilling traded in the Norwegian Over the Counter market ("OTC") market with a carrying value of $3.9 million (2017: $1.5 million) and shares in Golden Close, previously traded in the Norwegian OTC market with a carrying value of $nil (2017: $0.1 million).

During the year ended December 31, 2018, the Company acquired 4,031,800 shares in ADS, a recently formed company in 2018 trading on the Oslo Merkur Market and a related party. The investment in ADS shares were purchased for $10.0 million and have a carrying value of $9.2 million at December 31, 2018 (2017: $nil). See also Note 24: Related party transactions.

In November 2018 NorAm Drilling undertook a share consolidation of 20:1, resulting in a revised investment of 601,023 shares. On the same day NorAm Drilling participated in a rights issue, increasing the Company's investment in shares by 623,447 shares. In December 2018, the Company acquired an additional 41,756 shares bringing the total investment in NorAm Drilling to 1,266,226 shares with a fair value of $3.9 million at December 31, 2018 (2017: $1.5 million).

During the year ended December 31, 2018, Golden Close initiated liquidation proceedings. As a result of this, the Company received total proceeds of $45.6 million in settlement of its total investment, resulting in an overall net gain of $13.5 million. As at December 31, 2018, the net investment in Golden Close debt and equity securities is $nil (2017: $28.5 million).

In December 2017, the Company determined that the shares in Golden Close were other-than-temporarily impaired and recorded $3.9 million impairment charge in a separate line in the consolidated statement of operations for the year ended December 31, 2017.

12.	TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Trade accounts receivable

Trade accounts receivable are presented net of allowances for doubtful debts. The allowance for doubtful trade accounts receivable was $nil at both December 31, 2018 and December 31, 2017. As at December 31, 2018, the Company has no reason to believe that any amount included in trade accounts receivable will not be recovered through due process or negotiation.

Other receivables

Other receivables, mainly include amounts due from vessel managers and claims receivable, which are presented with no allowance for doubtful accounts as of December 31, 2018 and December 31, 2017.

13.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	2018	2017
Cost	1,955,880	2,256,747
Accumulated depreciation	396,168	494,151
Vessels and equipment, net	1,559,712	1,762,596

The Company disposed of one container vessel, SFL Avon, with a net carrying value of $12.3 million during the year ended December 31, 2018 (Refer Note 8: Gain/(loss) on sale of assets and termination of charters).
In addition, the Company sold a wholly owned subsidiary which owned one jack-up drilling rig, Soehanah with a net carrying value of $76.9 million during the year ended December 31, 2018 (Refer Note 9: Gain on sale of subsidiaries and disposal groups).
In 2018, the Company had no agreements for the construction of newbuilding vessels. In 2017, the Company took delivery of two newbuilding oil product carriers at an aggregate cost of $115.1 million and transferred one container vessel from operating lease asset to a sales-type lease asset. The carrying value of the container vessel reclassified from vessels and equipment to investment in lease asset was $2.3 million.

Depreciation expense was $104.1 million for the year ended December 31, 2018 (2017: $88.2 million; 2016: $94.3 million).

The Company owns five offshore support vessels which are chartered on a long-term bareboat charter to Deep Sea Supply Shipowning II AS (the “Solstad Charterer”), an indirect wholly owned subsidiary of Solship Invest 3 AS (“Solship”) which is in turn a wholly owned subsidiary of Solstad Offshore ASA (“Solstad”). Four of these vessels are accounted for as operating leases within Vessels and Equipment, net, and the other one is accounted for as a finance lease (Refer Note 16: Investments in direct financing and sales-type leases). In July 2018, the Company entered into a restructuring agreement with subsidiaries of Solstad, which became effective at the end of August 2018, whereby the Company will receive 50% of the agreed charter hire for two of the offshore support vessels accounted for as operating leases. All other contracted charter hire income earned from fixed assets and finance lease assets will be deferred until the end of 2019. In 2018, following indications that the Solstad Charterer may not have sufficient funds to fulfill its obligations under the charters, the vessels were written down to estimated fair value and impairment charges of $25.4 million were made against the four offshore supply vessels accounted for as operating leases. (See also Note 16: Investments in direct financing and sales-type leases).

No impairment charges were made in 2017 and $4.8 million was recorded against the carrying value of one container vessel in the year ended December 31, 2016.

Acquisitions, disposals and impairments in respect of vessels accounted for as direct financing and sales-type leases and vessels those accounted for as capital leases are discussed in Note 16: Investments in direct financing and sales-type leases and Note 14: Vessels under capital lease, net, respectively.

14.	VESSELS UNDER CAPITAL LEASE, NET

(in thousands of $)	2018	2017
Cost	754,392	—
Accumulated depreciation	4,503	—
Vessels under capital lease, net	749,889	—

In May 2018, the Company took delivery of four 2014 built container vessels, each with approximately 13,800 TEU carrying capacity. The Company initially recorded additions to cost of vessels and equipment of $445.0 million, which included the issuance of 4,024,984 common shares with a value of $58.0 million as part of the consideration. An additional $18.0 million of the consideration paid was assigned to the long term time charter contracts acquired with the vessels which was recorded separately within long term assets and is being amortized to revenue over the remaining period of each contract.
In September and October 2018, the Company took delivery of three 2015 built container vessels, each with approximately 10,600 TEU carrying capacity. The Company initially recorded additions to cost of vessels and equipment of $315.0 million
In the third and fourth quarter of 2018, the Company refinanced the four 13,800 TEU container vessels and the three 10,600 TEU container vessels with an Asian based financial institution by entering into separate sale and leaseback financing arrangements. The vessels are leased back for an original term ranging from six to 11 years, with options to purchase each vessel after six years. The vessels were derecognized from the Vessels and Equipment category and reclassified to the Vessels under Capital Lease category at a total net carrying value of $748.9 million. The Company recorded additions of $5.5 million. Depreciation charged on vessels under capital lease during the year ended December 31, 2018 was $4.5 million and is included in depreciation in the accompanying consolidated statements of operations.

15.	NEWBUILDINGS

The carrying value of newbuildings represents the accumulated costs which the Company has paid in purchase installments and other capital expenditures relating to the acquisition of newbuilding vessels, together with capitalized loan interest. No interest was capitalized in the cost of newbuildings in the year ended December 31, 2018 (2017: $1.2 million; 2016: $1.2 million).

As at December 31, 2018, and December 31, 2017 the Company had no agreements for the construction of newbuilding vessels.

During 2017, the Company took delivery of two newbuilding oil product carriers, which were under construction as at December 31, 2016. Upon delivery, the vessels were transferred from newbuildings to vessels and equipment (see Note 13: Vessels and equipment, net).

16.	INVESTMENTS IN DIRECT FINANCING AND SALES TYPE LEASES

As of December 31, 2018, three of the Company's VLCCs (2017: nine VLCCs and Suezmax tankers) were accounted for as direct financing leases. These vessels are chartered to Frontline Shipping on long-term, fixed rate time charters which extend for various periods depending on the age of the vessels, ranging from approximately six to eight years. Frontline Shipping is a subsidiary of Frontline, a related party, and the terms of the charters do not provide them with an option to terminate the charter before the end of its term. The VLCCs Front Page, Front Stratus and Front Serenade which were accounted for as direct financing leases, were sold in July 2018, August 2018 and September 2018, respectively. These vessels were sold to ADS, a related party (see Note 8: Gain/(loss) on sale of assets and termination of charters and Note 24: Related party transactions). Prior to the sale of these vessels, an impairment charge of $21.8 million was recorded against the carrying value of these three vessels.

The VLCC Front Circassia, which was accounted for as a direct financing lease, was sold in February 2018 (see Note 8: Gain/(loss) on sale of assets and termination of charters and Note 24: Related party transactions).
The VLCCs Front Ariake and Front Falcon, which were accounted for as direct financing leases, were sold in October 2018 and November 2018, respectively. An impairment charge of $6.8 million was recorded against the carrying value of VLCC Front Ariake leased to Frontline Shipping.

The Company owns one offshore supply vessel accounted for as a direct finance lease which is chartered on a long-term bareboat charter, together with four other vessels accounted for as operating leases, to the Solstad Charterer (see Note 13: Vessels and equipment, net). In 2018, the Company recorded an impairment charge of $10.3 million, against the carrying value of this vessel.

In addition to the remaining four vessels above leased to related and unrelated third parties, the Company also had four (2017: two) container vessels accounted for as direct financing leases and one (2017: one) container vessel accounted for as a sales-type lease as at December 31, 2018, which are all on long-term bareboat charters to MSC Mediterranean Shipping Company S.A. ("MSC"), an unrelated party. The two additional container vessels, MSC Erica and MSC Reef, were also chartered in from unrelated third parties in December 2018, and immediately commenced a finance lease out to MSC. The terms of the charters provide a fixed price put option, purchase option or purchase obligation at the expiry of the 15 year charter period for four of the container vessels and a minimum fixed price purchase obligation at the expiry of the five year charter period for the fifth container vessel.

In April 2018, the Company acquired 15 second hand feeder size container vessels for an aggregate purchase price of $105.5 million from a subsidiary of MSC. The vessels were immediately leased back to the seller under seven year bareboat charters. The charterer has purchase options throughout the term of the charters and the Company has a put option at the end of the seven year period.

As at December 31, 2018, the Company had a total of 24 vessels accounted for as direct financing and sales-type leases (2017: 13 vessels).

The following lists the components of the investments in direct financing leases as at December 31, 2018, and December 31, 2017:

(in thousands of $)	2018	2017
Total minimum lease payments to be received	1,173,152	916,765
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(74,077)	(211,508)
Net minimum lease payments receivable	1,099,075	705,257
Estimated residual values of leased property (un-guaranteed)	180,080	232,424
Less: unearned income	(476,996)	(319,610)
Total investment in direct financing leases	802,159	618,071
Current portion	39,804	32,096
Long-term portion	762,355	585,975
	802,159	618,071

The chartered-in vessels MSC Anna, MSC Viviana, MSC Erica and MSC Reef are included in the above and had a total carrying value of $581.2 million (2017: $283.9 million for MSC Anna, MSC Viviana). The minimum lease payments included above for these vessels at December 31, 2018 is $870.0 million (2017: $432.2 million).

The minimum future gross revenues to be received under the Company's non-cancellable direct financing leases as of December 31, 2018, are as follows:

Year ending December 31,	(in thousands of $)
2019	106,503
2020	105,877
2021	105,257
2022	104,849
2023	104,690
Thereafter	645,976
Total minimum lease revenues	1,173,152

The above minimum lease revenues includes $162.4 million related to the three VLCCs leased to Frontline Shipping as of December 31, 2018. Frontline Shipping is a 100% owned subsidiary of Frontline, however the performance under the leases is not guaranteed by Frontline following the amendments agreed in 2015. There is no requirement for a minimum cash balance in Frontline Shipping, but in exchange for releasing the guarantee a dividend restriction was introduced on Frontline Shipping whereby it can only make distributions to its parent company if it can demonstrate it will have minimum free cash of $2.0 million per vessel both prior to and following (i) such distribution and (ii) the payment of the next hire due and any profit share accrued under the charters. Due to the current depressed tanker market, there is a risk that Frontline Shipping may not have sufficient funds to pay the agreed charterhires. However, the performance under the fixed price agreements with Frontline Management whereby we pay management fees of $9,000 per day for each vessel to cover all operating costs including drydocking costs, is guaranteed by Frontline.

17.	INVESTMENT IN ASSOCIATED COMPANIES

The Company has, and has had, certain wholly-owned subsidiaries which are accounted for using the equity method, as it has been determined under ASC 810 that they are variable interest entities in which Ship Finance is not the primary beneficiary.

At December 31, 2018, 2017 and 2016, the Company had the following participation in investments that are recorded using the equity method:

	2018	2017	2016
SFL Deepwater Ltd	100.00%	100.00%	100.00%
SFL Hercules Ltd	100.00%	100.00%	100.00%
SFL Linus Ltd	100.00%	100.00%	100.00%

SFL Deepwater Ltd. ("SFL Deepwater"), SFL Hercules Ltd. ("SFL Hercules"), and SFL Linus Ltd. ("SFL Linus") each own drilling units which have been leased to subsidiaries of Seadrill Limited (“Seadrill”), a related party, as further described below. In September 2017, Seadrill announced that it has entered into a restructuring agreement (the “Restructuring Plan”) with more than 97% of its secured bank lenders, approximately 40% of its bondholders and a consortium of investors led by its largest shareholder, Hemen Holding Limited (“Hemen”), who is also the largest shareholder in the Company. The Company, SFL Deepwater, SFL Hercules and SFL Linus have also entered into the Restructuring Plan, which has been implemented by way of prearranged Chapter 11 cases. As part of the Restructuring Plan, the financial covenants on Seadrill have been replaced by financial covenants on a newly established subsidiary of Seadrill, Seadrill Rig Holding Company Limited (“RigCo”), who also acts as guarantor for the obligations under the leases for the three drilling units, on a subordinated basis to the senior secured lenders in Seadrill and new secured notes.

SFL Deepwater is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding two ultra deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. and Seadrill Offshore AS, fully guaranteed by their parent company Seadrill. In June 2013, SFL Deepwater transferred one of the rigs and the corresponding lease to SFL Hercules (see below). Accordingly, SFL Deepwater now holds one ultra deepwater drilling rig which is leased to Seadrill Deepwater Charterer Ltd. In October 2013, SFL Deepwater entered into a $390 million five year term loan and revolving credit facility with a syndicate of banks, which was used in November 2013 to refinance the previous loan facility. In connection with the Restructuring Plan, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. At December 31, 2018, the balance outstanding under the new facility was $203.7 million (2017: $225.8 million), and the available amount under the revolving part of the facility was $nil (2017: $nil). The Company guaranteed $84.7 million of this debt at December 31, 2018 (2017: $75.0 million). In addition, the Company has given the banks a first priority pledge over all shares of SFL Deepwater and assigned all claims under a secured loan made by the Company to SFL Deepwater in favor of the banks. This loan is secured by a second priority mortgage over the rig which has been assigned to the banks. The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which originally expired in November 2023. In connection with the Restructuring Plan, the lease has been extended by 13 months until December 2024. Because the main asset of SFL Deepwater is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary.

SFL Hercules is a 100% owned subsidiary of Ship Finance, incorporated in 2012 for the purpose of holding an ultra deepwater drilling rig and leasing that rig to Seadrill Offshore AS, fully guaranteed by its parent company Seadrill. The rig was transferred, together with the corresponding lease, to SFL Hercules from SFL Deepwater in June 2013. In May 2013, SFL Hercules entered into a $375 million six year term loan and revolving credit facility with a syndicate of banks to partly finance its acquisition of the rig from SFL Deepwater. The facility was drawn in June 2013. In connection with the Restructuring Plan, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. At December 31, 2018, the balance outstanding under this facility was $210.0 million (2017: $251.3 million), and the available amount under the revolving part of the facility was $nil (2017: $nil). The Company guaranteed $78.9 million of this debt at December 31, 2018 (2017: $70.0 million). In addition, the Company has given the banks a first priority pledge over all shares of SFL Hercules and assigned all claims under a secured loan made by the Company to SFL Hercules in favour of the banks. This loan is secured by a second priority mortgage over the rig which has been assigned to the banks. The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which originally expired in November 2023. In connection with the Restructuring Plan, the lease has been extended by 13 months until December 2024. Because the main asset of SFL Hercules is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation at the end of the charter, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary.

SFL Linus is a 100% owned subsidiary of Ship Finance, acquired in 2013 from North Atlantic Drilling Ltd ("NADL"), a related party. SFL Linus holds a harsh environment jack-up drilling rig which was delivered from the shipyard in February 2014 and immediately leased to North Atlantic Linus Charterer Ltd., fully guaranteed by its parent company NADL. In October 2013, SFL Linus entered into a $475 million five year term loan and revolving credit facility with a syndicate of banks to partly finance the acquisition of the rig. The facility was drawn in February 2014. In connection with the Restructuring Plan, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. At December 31, 2018, the balance outstanding under this facility was $241.5 million (2017: $308.8 million) and, the available amount under the revolving part of the facility was $nil (2017: $nil). The Company guaranteed $102.5 million of this debt at December 31, 2018 (2017: $90.0 million). In addition, the Company has given the banks a first priority pledge over all shares of SFL Linus and assigned all claims under a secured loan made by the Company to SFL Linus in favour of the banks. This loan is secured by a second priority mortgage over the rig which has been assigned to the banks. In February 2015, amendments were made to the lease, whereby Seadrill replaced NADL as lease guarantor. The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, the charter includes a fixed price put option at the expiry of the charter in 2029. Because the main asset of SFL Linus is the subject of a lease which includes both fixed price call options and a fixed price put option, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary.

Summarized balance sheet information of the Company's equity method investees is as follows:

	As of December 31, 2018
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	58,089	19,558	16,858	21,673
Non-current assets	967,954	302,362	290,370	375,222
Total assets	1,026,043	321,920	307,228	396,895
Current liabilities	69,181	18,252	19,487	31,442
Non-current liabilities (1)	931,755	297,060	281,627	353,068
Total liabilities	1,000,936	315,312	301,114	384,510
Total shareholders' equity (2)	25,107	6,608	6,114	12,385

	As of December 31, 2017
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	97,723	26,242	29,152	42,329
Non-current assets	1,020,067	317,450	305,852	396,765
Total assets	1,117,790	343,692	335,004	439,094
Current liabilities	106,628	25,642	29,443	51,543
Non-current liabilities (1)	1,000,484	315,415	302,819	382,250
Total liabilities	1,107,112	341,057	332,262	433,793
Total shareholders' equity (2)	10,678	2,635	2,742	5,301

(1)
SFL Deepwater, SFL Hercules and SFL Linus non-current liabilities at December 31, 2018, include $109.0 million (2017: $113.0 million), $80.0 million (2017: $80.0 million) and $121.0 million (2017: $121.0 million) due to Ship Finance, respectively (see Note 24: Related party transactions). In addition, SFL Hercules and SFL Linus current liabilities at December 31, 2018, include a further $10.1 million and $21.7 million due to Ship Finance. SFL Deepwater balance was $nil (2017: $0.1 million, $3.6 million and $0.2 million) due to Ship Finance (see Note 24: Related party transactions).

(2)
In the year ended December 31, 2018, SFL Deepwater, SFL Hercules and SFL Linus did not pay any dividends (2017: $3.4 million; 2016: $46.3 million), (2017: $3.8 million; 2016: $25.1 million), (2017: $7.3 million; 2016: $42.1 million), respectively.

Summarized statement of operations information of the Company's wholly-owned equity method investees is shown below.

	Year ended December 31, 2018
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	64,572	19,594	19,126	25,852
Net operating revenues	64,410	19,540	19,049	25,821
Net income (3)	14,635	3,973	3,372	7,290

	Year ended December 31, 2017
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	73,487	20,873	21,827	30,787
Net operating revenues	73,487	20,873	21,827	30,787
Net income (3)	23,766	5,981	6,462	11,323

	Year ended December 31, 2016
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	80,269	22,088	23,292	34,889
Net operating revenues	80,269	22,088	23,292	34,889
Net income (3)	27,765	6,778	6,424	14,563

(3)
The net income of SFL Deepwater, SFL Hercules and SFL Linus for the year ended December 31, 2018, includes interest payable to Ship Finance amounting to $5.1 million (2017: $5.4 million; 2016: $6.5 million), $3.6 million (2017: $4.3 million; 2016: $6.5 million), and $5.4 million (2017: $5.5 million; 2016: $5.6 million), respectively (see Note 24: Related party transactions).

SFL Deepwater, SFL Hercules and SFL Linus have loan facilities for which Ship Finance provides limited guarantees, as indicated above. These loan facilities contain financial covenants, with which Ship Finance and Seadrill must comply. As part of the Restructuring Plan, the financial covenants on Seadrill were replaced by financial covenants on a newly established subsidiary of Seadrill, who also acts as guarantor for the obligations under the leases for the three drilling units, on a subordinated basis to the senior secured lenders in Seadrill and new secured notes. As at December 31, 2018, Ship Finance and Seadrill were in compliance with all of the applicable covenants under these long-term debt facilities.

18.	ACCRUED EXPENSES

(in thousands of $)	2018	2017
Vessel operating expenses	5,395	6,111
Administrative expenses	628	552
Interest expense	6,487	6,688
	12,510	13,351

19.	OTHER CURRENT LIABILITIES

(in thousands of $)	2018	2017
Deferred and prepaid charter revenue	7,562	3,936
Employee taxes	195	18
Other items	575	1,739
	8,332	5,693

20.	SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	2018	2017
Long-term debt:
3.25% senior unsecured convertible bonds due 2018	—	63,218
Norwegian kroner 900 million senior unsecured floating rate bonds due 2019	77,722	92,477
Norwegian kroner 500 million senior unsecured floating rate bonds due 2020	57,829	61,001
5.75% senior unsecured convertible bonds due 2021	212,230	225,000
Norwegian kroner 600 million senior unsecured floating rate bonds due 2023	69,395	—
4.875% senior unsecured convertible bonds due 2023	151,700	—
U.S. dollar denominated floating rate debt due through 2025	891,471	1,081,204
Total debt principal	1,460,347	1,522,900
Less: unamortized debt issuance costs	(23,267)	(18,893)
Less: current portion of long-term debt	(267,149)	(313,823)
Total long-term debt	1,169,931	1,190,184

The outstanding debt as of December 31, 2018, is repayable as follows:

Year ending December 31,	(in thousands of $)
2019	267,149
2020	196,093
2021	463,516
2022	199,466
2023	321,830
Thereafter	12,293
Total debt principal	1,460,347

The weighted average interest rate for consolidated floating rate debt denominated in U.S. dollars and Norwegian kroner ("NOK") as at December 31, 2018, was 4.22% per annum including margin (2017: 4.26%). This rate takes into consideration the effect of related interest rate swaps. At December 31, 2018, the three month US Dollar London Interbank Offered Rate ("LIBOR") was 2.808% (2017: 1.694%) and the three month Norwegian Interbank Offered Rate ("NIBOR") was 1.27% (2017: 0.81%).

3.25% senior unsecured convertible bonds due 2018

On January 30, 2013, the Company issued a senior unsecured convertible bond loan totaling $350.0 million. Interest on the bonds is fixed at 3.25% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1 and November 1. The bonds are convertible into Ship Finance International Limited common shares at any time up to 10 banking days prior to February 1, 2018. Subject to adjustment for any dividend payments in the future, the conversion price at the time of issue was $21.945 per share which represented a premium of approximately 33% to the share price at the time.

In October 2017, the Company entered into separate privately negotiated transactions with certain holders of the bonds and converted principal amounts totaling $121.0 million of the outstanding bonds into 9,418,798 common shares. The Company had previously purchased and canceled bonds with principal amounts totaling $165.8 million in October 2016. The net amount outstanding at December 31, 2018, was $nil (2017: $63.2 million). No gain or loss was recorded in the year ended December 31, 2018 in respect of the equity conversions (2017: a loss of $1.5 million was recorded in the year ended December 31, 2017 on the purchase and cancellation of bonds; 2016: $8.8 million).

In conjunction with the bond issue, the Company loaned up to 6,060,606 of its common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. The shares that were lent by the Company were borrowed from Hemen, the largest shareholder of the Company, for a one-time loan fee of $1.0 million.

In February 2018, the Company redeemed the full outstanding amount of $63.2 million. This was fully paid in cash, and the premium settled in common shares with the issuance of 651,365 new shares.

As required by ASC 470-20 "Debt with conversion and Other Options", the Company calculated the equity component of the convertible bond, taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $20.7 million in 2013 and this amount was recorded as "Additional paid-in capital", with a corresponding adjustment to "Deferred charges", which are amortized to "Interest expense" over the appropriate period. The amortization of this item amounted to $0.1 million in the year ended December 31, 2018 (2017: $1.8 million). The equity component of the converted bonds in 2018 was valued at $nil (2017: $16.4 million for the purchased and canceled bonds) and this amount has been deducted from "Additional paid-in capital".

NOK900 million senior unsecured bonds due 2019
On March 19, 2014, the Company issued a senior unsecured bond loan totaling NOK900.0 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on March 19, 2019. The bonds may, in their entirety, be redeemed at the Company's option from September 19, 2018, upon giving the bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest. Subsequent to their issue, at December 31, 2018, the Company has purchased bonds with principal amounts totaling NOK228.0 million (2017: NOK142.0 million), which are being held as treasury bonds. The net amount outstanding at December 31, 2018, was NOK672.0 million, equivalent to $77.7 million (2017: NOK758.0 million, equivalent to $92.5 million).

NOK500 million senior unsecured bonds due 2020
On June 22, 2017, the Company issued a senior unsecured bond loan totaling NOK500.0 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on June 22, 2020. The net amount outstanding at December 31, 2018, was NOK500.0 million, equivalent to $57.8 million (2017: NOK500.0 million, equivalent to $61.0 million).

5.75% senior unsecured convertible bonds due 2021
On October 5, 2016, the Company issued a senior unsecured convertible bond loan totaling $225.0 million. Interest on the bonds is fixed at 5.75% per annum and is payable in cash quarterly in arrears on January 15, April 15, July 15 and October 15. The bonds are convertible into Ship Finance International Limited common shares and mature on October 15, 2021. The net amount outstanding at December 31, 2018 was $212.2 million (2017: $225.0 million). The initial conversion rate at the time of issuance was 56.2596 common shares per $1,000 bond, equivalent to a conversion price of approximately $17.7747 per share. The conversion rate will be adjusted for dividends in excess of $0.225 per common share per quarter. Since the issuance, dividend distributions have increased the conversion rate to 62.9233 common shares per $1,000 bond, equivalent to a conversion price of approximately $15.8924 per share. Based on the closing price of our common stock of $10.53 on December 31, 2018, the if-converted value was less than the principal amounts by $77.5 million. In December 2018, the Company purchased bonds with principal amounts totaling $12.8 million (2017: $nil) resulting in a gain of $0.9 million being recorded (2017: $nil; 2016: $nil).

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

As required by ASC 470-20 "Debt with conversion and Other Options", the Company calculated the equity component of the convertible bond, taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $4.6 million in 2016 and this amount was recorded as "Additional paid-in capital", with a corresponding adjustment to "Deferred charges", which are amortized to "Interest expense" over the appropriate period. The equity component was valued at $4.1 million in 2018. The amortization of this item amounted to $0.9 million in the year ended December 31, 2018 (2017: $0.9 million). As a result of the purchase of bonds with principal amounts totaling $12.8 million (2017: $nil), a total of $0.5 million (2017: $nil) was allocated as the reacquisition of the equity component.

NOK600 million senior unsecured bonds due 2023
On September 13, 2018 the Company issued a senior unsecured bond totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on September 13, 2023. The net amount outstanding at December 31, 2018, was NOK600 million, equivalent to $69.4 million (2017: NOKnil, equivalent to $nil).

4.875% senior unsecured convertible bonds due 2023
On April 23, 2018, the Company issued a senior unsecured convertible bond totaling $150.0 million. Additional bonds were issued on May 4, 2018 at a principal amount of $14.0 million. Interest on the bonds is fixed at 4.875% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1 and November 1. The bonds are convertible into Ship Finance International Limited common shares and mature on May 1, 2023. The net amount outstanding at December 31, 2018 was $151.7 million (December 31, 2017: $nil). The initial conversion rate at the time of issuance was 52.8157 common shares per $1,000 bond, equivalent to a conversion price of approximately $18.93 per share. Since the issuance, dividend distributions have increased the conversion rate to 58.7171 common shares per $1,000 bond, equivalent to a conversion price of approximately $17.03 per share. Based on the closing price of our common stock of $10.53 on December 31, 2018, the if-converted value was less than the principal amounts by $65.5 million. In December 2018, the Company purchased bonds with principal amounts totaling $12.3 million (2017: $nil). A gain of $0.4 million was recorded on the transaction (2017: $nil; 2016: $nil).

In conjunction with the bond issue, the Company agreed to loan up to 7,000,000 of its common shares to affiliates of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. As at December 31, 2018, a total of 3,765,842 shares were issued from up to 7,000,000 shares issuable under a share lending arrangement.

As required by ASC 470-20 "Debt with conversion and Other Options", the Company calculated the equity component of the convertible bond, taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $7.9 million at issue date and this amount was recorded as "Additional paid-in capital", with a corresponding adjustment to "Deferred charges", which are amortized to "Interest expense" over the appropriate period. The amortization of this item amounted to $1.0 million in the year ended December 31, 2018 (2017: $nil). As a result of the purchase of bonds with principal amounts totaling $12.3 million (2017: $nil), a total of $0.6 million (2017: $nil) was allocated as the reacquisition of the equity component.

$50 million secured term credit facility
In June 2018, 15 wholly-owned subsidiaries of the Company entered into a $50.0 million secured term loan facility with a bank, secured against 15 feeder size container vessels. The 15 vessels were delivered in April 2018. The Company has provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2018, was $46.9 million (2017: $nil).

$17.5 million secured term loan facility due 2023
In December 2018, two wholly-owned subsidiaries of the Company entered into a $17.5 million secured term loan facility with a bank, secured against two Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at December 31, 2018, was $17.5 million (2017: $nil ).

$43 million secured term loan facility
In February 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of approximately five years. The facility is secured against a Suezmax tanker. In November 2014, the terms of the loan were amended and restated, and the facility now matures in November 2019. The net amount outstanding at December 31, 2018, was $17.8 million (2017: $20.6 million).

$43 million secured term loan facility
In March 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of approximately five years. The facility is secured against a Suezmax tanker. In March 2015, the terms of the loan were amended and restated, and the facility now matures in March 2020. The net amount outstanding at December 31, 2018, was $17.8 million (2017: $20.6 million).

$54 million secured term loan facility
In November 2010, two wholly-owned subsidiaries of the Company entered into a $53.7 million secured term loan facility with a bank, secured against two Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and had a term of approximately eight years. This was fully repaid in December 2018. The net amount outstanding at December 31, 2018, was $nil (2017: $26.3 million).

$75 million secured term loan facility

In March 2011, three wholly-owned subsidiaries of the Company entered into a $75.4 million secured term loan facility with a bank, secured against three Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at December 31, 2018, was $32.7 million (2017: $39.0 million).

$171 million secured term loan facility
In May 2011, eight wholly-owned subsidiaries of the Company entered into a $171.0 million secured loan facility with a syndicate of banks. The facility is supported by China Export & Credit Insurance Corporation, or SINOSURE, which provides an insurance policy in favor of the banks for part of the outstanding loan. The facility is secured against a 1,700 TEU container vessel and seven Handysize dry bulk carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The net amount outstanding at December 31, 2018, was $73.7 million (2017: $98.0 million).

$45 million secured term loan and revolving credit facility
In June 2014, seven wholly-owned subsidiaries of the Company entered into a $45.0 million secured term loan and revolving credit facility with a bank, secured against seven 4,100 TEU container vessels. The facility bears interest at LIBOR plus a margin and has a term of five years. At December 31, 2018, the available amount under the revolving part of the facility was $nil (2017: $9.0 million). The net amount outstanding at December 31, 2018, was $45.0 million (2017: $36.0 million).

$101 million secured term loan facility
In August 2014, six wholly-owned subsidiaries of the Company entered into a $101.4 million secured term loan facility with a syndicate of banks, secured against six offshore support vessels. One of the vessels was sold in February 2016 and the facility now relates to the remaining five vessels. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of five years. In October 2017, certain amendments were made to the agreement, including an extension of the final maturity date until January 2023. The net amount outstanding at December 31, 2018, was $44.1 million (2017: $44.1 million).

$20 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $20.0 million secured term loan facility with a bank, secured against two 5,800 TEU container vessels. The facility bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at December 31, 2018, was $20.0 million (2017: $20.0 million).

$128 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $127.5 million secured term loan facility with a bank, secured against two 8,700 TEU container vessels, which were delivered in 2014. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2018, was $92.4 million (2017: $100.9 million).

$128 million secured term loan facility
In November 2014, two wholly-owned subsidiaries of the Company entered into a $127.5 million secured term loan facility with a bank, secured against two 8,700 TEU container vessels, which were delivered in 2015. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2018 was $95.6 million (2017: $104.1 million).

$39 million secured term loan facility
In December 2014, two wholly-owned subsidiaries of the Company entered into a $39.0 million secured term loan facility with a bank, secured against two Kamsarmax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at December 31, 2018, was $26.7 million (2017: $29.1 million).

$250 million secured revolving credit facility
In June 2015, 17 wholly-owned subsidiaries of the Company entered into a $250.0 million secured revolving credit facility with a syndicate of banks, secured against 17 tankers chartered to Frontline Shipping. Eight of the tankers were sold and delivered to their new owners prior to December 31, 2017, and the facility was secured against the remaining nine tankers at December 31, 2017. The facility bore interest at LIBOR plus a margin and had a term of three years before repayment in December 2018. At December 31, 2018, the available amount under the facility was $nil (2017: $nil). The net amount outstanding at December 31, 2018, was $nil (2017: $149.0 million).

$166 million secured term loan facility
In July 2015, eight wholly-owned subsidiaries of the Company entered into a $166.4 million secured term loan facility with a syndicate of banks, secured against eight Capesize dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2018 was $117.9 million (2017: $131.7 million).

$210 million secured term loan facility
In November 2015, three wholly-owned subsidiaries of the Company entered into a $210.0 million secured term loan facility with a syndicate of banks, to partly finance the acquisition of three container vessels, against which the facility is secured. One of the vessels was delivered in 2015, and the remaining two vessels were delivered in 2016. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of five years from the delivery of each vessel. At December 31, 2018, the net amount outstanding was $173.9 million (2017: $187.0 million).

$76 million secured term loan facility
In August 2017, two wholly-owned subsidiaries of the Company entered into a $76.0 million secured term loan facility with a bank, secured against two product tanker vessels. The two vessels were delivered in August 2017. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. At December 31, 2018, the net amount outstanding was $69.5 million (2017: $74.7 million).

The aggregate book value of assets pledged as security against borrowings at December 31, 2018, was $1,527 million (2017: $1,908 million).

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of December 31, 2018, the Company is in compliance with all of the covenants under its long-term debt facilities. In addition, the $101.4 million secured term loan facility entered into in August 2014 contains certain financial covenants on Solship. As at December 31, 2018, Solship was in compliance with all covenants under the loan agreement.

21.	CAPITAL LEASE OBLIGATIONS AND OTHER LONG-TERM LIABILITIES

(in thousands of $)	2018	2017
Unamortized sellers' credit	3,282	3,958
Other items	4	4
	3,286	3,962

The unamortized seller's credit is in respect of the five offshore support vessels on long-term bareboat charters to the Solstad Charterer, a wholly owned subsidiary of Deep Sea Supply AS, which in turn is a wholly owned subsidiary of Solship (formerly Deep Sea). Solship is a wholly owned subsidiary of Solstad Offshore ASA. Between 2007 and 2008, the Company acquired seven offshore support vessels from subsidiaries of then Deep Sea, which were chartered back to the subsidiaries under bareboat charter agreements. As part of the purchase consideration, the Company received seller's credits totaling $39.5 million which are being recognized as additional bareboat revenues over the period of the charters. One of the vessels was sold in January 2008 and the other vessel was sold in February 2016.

(in thousands of $)	2018	2017
Current portion of obligations under capital leases	67,793	9,031
Obligations under capital leases - long-term portion	1,104,258	230,576
	1,172,051	239,607

In October 2015, the Company entered into agreements to charter in two 19,200 TEU newbuildings container vessels on a bareboat basis, each for a period of 15 years from delivery by the shipyard, and to charter out each vessel for the same 15-year period on a bareboat basis to MSC, an unrelated party. The first vessel was delivered in December 2016 and the second vessel was delivered in March 2017. Both vessels are accounted for as direct financing lease assets.

In December 2018, the Company entered into agreements to charter in a further two 19,400 TEU container vessels on a bareboat basis, each for a period of 15 years, and to charter out each vessel for the same 15-year period on a bareboat basis to MSC, an unrelated party. The vessels were delivered in December 2018 and both are accounted for as direct financing lease assets.

In the second, third and fourth quarter of 2018, the Company acquired four 13,800 TEU container vessels and three 10,600 TEU container vessels, which were subsequently refinanced with an Asian based financial institution by entering into separate sale and leaseback financing arrangements. The vessels are leased back for terms ranging from six to 11 years, with options to purchase the vessel after six years. Due to the terms of the sale and leaseback arrangements, each option is expected to be exercised on the sixth anniversary. These sale and leaseback transactions were accounted for as capital leases (Refer Note 14: Vessels under capital lease, net).

The Company's future minimum lease obligations under the non-cancellable capital leases are as follows:

Year ending December 31,	(in thousands of $)
2019	130,169
2020	126,868
2021	126,726
2022	126,726
2023	126,726
Thereafter	976,801
Total lease obligations	1,614,016
Less: imputed interest payable	(441,965)
Present value of obligations under capital leases	1,172,051
Less: current portion	(67,793)
Obligations under capital leases - long-term portion	1,104,258

Interest incurred on capital leases was $21.8 million (2017: $16.0 million; 2016: $0.2 million).

22.	SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	2018	2017
200,000,000 common shares of $0.01 par value each (2017: 150,000,000 common shares of $0.01 par value each)	2,000	1,500

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	2018	2017
119,373,064 common shares of $0.01 par value each (2017: 110,930,873 common shares of $0.01 par value each)	1,194	1,109

The Company's common shares are listed on the New York Stock Exchange.

During the year ended December 31, 2018, the Company issued a total of no new shares of $0.01 each following the exercise of share options (2017: 7,500 new shares of $0.01 issued to satisfy options exercised). The weighted average exercise price of the options exercised in 2017 was $11.78 per share resulting in a premium on issue of $0.1 million. In November 2016, the Board of Directors renewed the Ship Finance International Limited Share Option Scheme (the "Option Scheme"), originally approved in November 2006. The Option Scheme permits the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid in capital (see also Note 23: Share option plan).

At the Annual General Meeting of the Company in September 2018, a resolution was passed to approve an increase of the Company’s authorized share capital from $1,500,000 divided into 150,000,000 common shares of $0.01 par value each to $2,000,000 divided into 200,000,000 common shares of $0.01 par value each by the authorization of an additional 50,000,000 common shares of $0.01 par value each.

In May 2018, the Company issued a total of 4,024,984 new shares as part of the consideration paid for the acquisition of four 2014 built container vessels, each with 13,800 TEU carrying capacity. The vessels are employed under long-term time-charters to an unrelated third party (see Note 13: Vessels and equipment, net).

In April 2018, the Company issued a total of 3,765,842 new shares of par value $0.01 each from up to 7,000,000 issuable under a share lending arrangement in relation with the Company's issuance of 4.875% senior unsecured convertible bonds in April and May 2018. The shares issued have been loaned to affiliates of the underwriters of the bond issue in order to assist investors in the bonds to hedge their position. The bonds are convertible into common shares and mature on May 1, 2023. As required by ASC 470-20 "Debt with conversion and Other Options", the Company calculated the equity component of the convertible bond, which was valued at $7.9 million at issue date and recorded as "Additional paid-in capital" (see Note 20: Short-term and long-term debt). In December 2018, the Company purchased bonds with principal amounts totaling $12.3 million (2017: $nil). The equity component of these extinguished bonds was valued at $0.6 million (2017: $nil) and has been deducted from "Additional paid-in capital".

In February 2018, the Company redeemed the full outstanding amount under the 3.25% senior unsecured convertible bonds due 2018. The remaining outstanding principal amount of $63.2 million was paid in cash, and the premium settled in common shares with the issue of 651,365 new shares (see Note 20: Short-term and long-term debt).

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

As required by ASC 470-20 "Debt with Conversion and Other Options", the Company calculated the equity component of the convertible bond, which was valued at $20.7 million and recorded as "Additional paid-in capital" (see Note 20: Short-term and long-term debt). Previously in October 2016, the Company purchased and canceled bonds with principal amounts totaling $165.8 million. The equity component of the converted bonds in 2018 was valued at $nil (2017: $16.4 million for the purchased and canceled bonds) and this amount has been deducted from "Additional paid-in capital".

In November 2016, in relation with the Company's issue in October 2016 of senior unsecured convertible bonds totaling $225 million, the Company issued 8,000,000 new shares of par value $0.01 each. The shares were issued at par value and have been loaned to an affiliate of one of the underwriters of the bond issue, in order to assist investors in the bonds to hedge their position. The bonds are convertible into common shares and mature on October 15, 2021. The initial conversion rate at the time of issuance was 56.2596 common shares per $1,000 bond, equivalent to a conversion price of approximately $17.7747 per share to the share price at the time. Since then, dividend distributions have increased the conversion rate to 62.9233, equivalent to a conversion price of approximately $15.8924 per share. As required by ASC 470-20 "Debt with conversion and Other Options", the Company calculated the equity component of the convertible bond, which was valued at $4.1 million and recorded as "Additional paid-in capital" (see Note 20: Short-term and long-term debt). In December 2018, the Company purchased bonds with principal amounts totaling $12.8 million (2017: $nil). The equity component of these extinguished bonds was valued at $0.5 million (2017: $nil) and has been deducted from "Additional paid-in capital".

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

23.	SHARE OPTION PLAN

In November 2006, the Board of Directors approved the Ship Finance International Limited Share Option Scheme (the "Option Scheme"). The Option Scheme will expire in November 2026, following the renewal in November 2016. The terms and conditions remain unchanged from those originally adopted in November 2006 and permits the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid-in capital. As of December 31, 2018 additional paid-in capital was credited with $0.5 million relating to the fair value of options granted in March 2016, September 2017 and April 2018.

As of December 31, 2018 no options were exercised under the Option Scheme.

During the year ended December 31, 2018, the Company awarded a total of 83,000 options to officers and employees, pursuant to the Company's Share Option Scheme. The options have a five year term and a three year vesting period and the first options will be exercisable from April 2019 onwards. The initial strike price was $14.67 per share.

The following summarizes share option transactions related to the Option Scheme in 2018, 2017 and 2016:

	2018		2017		2016
	Options	Weighted average exercise price $	Options	Weighted average exercise price $	Options	Weighted average exercise price $
Options outstanding at beginning of year	369,500	12.20	279,000	13.03	125,000	12.56
Granted	83,000	14.67	113,000	14.30	279,000	14.38
Exercised	—	—	(7,500)	11.78	(125,000)	12.11
Forfeited	(35,000)	10.03	(15,000)	11.78	—	—
Options outstanding at end of year	417,500	11.43	369,500	12.20	279,000	13.03

Exercisable at end of year	111,500	10.03	85,500	11.43	—	—

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

The fair values of options granted are estimated on the date of the grant, using the Black-Scholes-Merton option valuation model. The fair values are then expensed over the periods in which the options vest. The weighted average fair value of options granted in 2018 was $3.49 per share as at grant date (2017: $3.77; 2016: $3.06). The weighted average assumptions used to calculate the fair values of the new options granted in 2018 were (a) risk free interest rate of 2.63% (2017: 1.58%; 2016: 1.08%); (b) expected share price volatility of 29.5% (2017: 33.0%; 2016: 31.3%); (c) expected dividend yield of 0% (2017: 0%; 2016: 0%) and (d) expected life of options 3.5 years (2017: 3.5 years; 2016: 3.5 years).

The total intrinsic value of options exercised in 2018 was $nil on the day of exercise (2017: $0.02 million; 2016: $0.3 million). The total amount of cash received from options exercised in 2018 was $nil (2017: $0.1 million; 2016: $0.1 million).

As of December 31, 2018, there are 111,500 options fully vested but not exercised (2017: 85,500 options; 2016: nil options) and their intrinsic value amounted to $nil (2017: $0.3 million; 2016: $nil). The weighted average remaining term of the vested exercisable options is 2.7 years as of December 31, 2018.

As of December 31, 2018, the unrecognized compensation costs relating to non-vested options granted under the Option Scheme was $0.3 million (2017: $0.5 million; 2016: $0.5 million) and their intrinsic value amounted to $nil (2017: $0.9 million; 2016: $0.5 million). This cost will be recognized over the remaining vesting periods, which average 1.4 years (2017: 2.0 years; 2016: 2.2 years).

During the year ended December 31, 2018, the Company recognized an expense of $0.5 million in compensation cost relating to the stock options (2017: $0.4 million; 2016: $0.4 million).

24.	RELATED PARTY TRANSACTIONS

The Company has had transactions with the following related parties, being companies in which our principal shareholder Hemen and companies associated with Hemen have, or had, a significant direct or indirect interest:

–    Frontline
–    Frontline Shipping
–    Seadrill
–    Golden Ocean
–    United Freight Carriers ("UFC" - which is a joint venture approximately 50% owned by Golden Ocean)
–    Deep Sea Supply Plc. ("Deep Sea") (1)
–    Seatankers Management Co. Ltd. ("Seatankers")
–    NorAm Drilling
–    Golden Close
–    Sterna Finance
–    ADS Crude Carriers Plc ("ADS")

(1) From October 2017, Deep Sea was determined to no longer be a related party (see below).

The Consolidated Balance Sheets include the following amounts due from and to related parties, excluding direct financing lease balances (see Note 16: Investments in direct financing and sales type leases):

(in thousands of $)	2018	2017
Amounts due from:
Frontline Shipping	1,225	—
Frontline	8,430	5,579
Deep Sea	—	—
Seadrill	223	—
SFL Linus	21,718	3,559
SFL Deepwater	—	171
SFL Hercules	10,125	97
Golden Ocean	50	153
Other related parties	—	66
Total amount due from related parties	41,771	9,625
Loans to related parties - associated companies, long-term
SFL Deepwater	109,144	113,000
SFL Hercules	80,000	80,000
SFL Linus	121,000	121,000
Total loans to related parties - associated companies, long-term	310,144	314,000
Long-term receivables from related parties
Frontline	11,170	—
Frontline Shipping	4,446	—
Total long-term receivables from related parties	15,616	—
Amounts due to:
Frontline Shipping	1,125	539
Frontline	125	147
Seatankers	—	60
Golden Ocean	91	—
Other related parties	8	111
Total amount due to related parties	1,349	857

SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries which are not fully consolidated but are accounted for under the equity method as at December 31, 2018. As described below in "Related party loans", at December 31, 2018 and 2017, the long-term loans from Ship Finance to SFL Deepwater, SFL Hercules, and SFL Linus are presented net of amounts due to them by Ship Finance on their respective current accounts.

Related party leasing and service contracts
One of the Company's offshore support vessels (2017: one) accounted for as a direct finance lease and four of the Company's offshore support vessels (2017: four) accounted for as operating leases were employed under long term charters to a subsidiary of Deep Sea. In June 2017, Deep Sea completed a merger with Solstad Offshore ASA and Farstad Shipping ASA, creating Solstad Farstad, with Hemen's shareholding in Solstad Farstad being below 20%. In October 2018, Solstad Farstad changed its name to Solstad Offshore ASA ("Solstad").The Company determined that Solstad was not a related party as a result of the merger. Following the merger, Solship (formerly Deep Sea), a wholly owned subsidiary of Solstad Farstad, acts as charter guarantor under the long term charter agreements.

As at December 31, 2018, three of the Company's vessels leased to Frontline Shipping (2017: nine) are recorded as direct financing leases. In addition, at December 31, 2018, eight dry bulk carriers were leased to a subsidiary of Golden Ocean under operating leases.

At December 31, 2018, the balance of net investments in direct financing leases with Frontline Shipping was $115.0 million (2017: $314.0 million) of which $8.0 million (2017: $22.3 million) represents short-term maturities.

At December 31, 2018, the net book value of assets leased under operating leases to Golden Ocean was $217.7 million (2017: $233.7 million).

During the year ended December 31, 2016, the Company also earned income from another offshore support vessel leased to a subsidiary of Deep Sea, which was sold in February 2016, and from six dry bulk carriers leased to UFC on short-term charters, which all ended during 2016.

A summary of leasing revenues earned from the Frontline Shipping, Deep Sea, Golden Ocean and UFC is as follows:

(in millions of $)	2018	2017	2016
Operating lease income	53.3	59.4	65.3
Direct financing lease interest income	9.6	16.4	22.9
Finance lease service revenue	22.1	35.0	44.5
Direct financing lease repayments	16.8	25.1	30.3
Profit sharing revenues	1.8	5.8	51.5

In June 2015, amendments were made to the charter agreements relating to 17 vessels. The amendments, which are effective from July 1, 2015, and do not affect the duration of the leases, include reductions in the daily time-charter rates to $20,000 per day for VLCCs and $15,000 per day for Suezmax tankers. As consideration for the agreed amendments, the Company received 55 million ordinary shares in Frontline, and also an increase in the profit sharing percentage (see below). A dividend restriction was introduced on Frontline Shipping whereby it can only make distributions to its parent company if it can demonstrate it meets certain conditions.

In February 2016, Frontline enacted a 1-for-5 reverse stock split of its ordinary shares, and the Company's holding in Frontline consists of 11 million ordinary shares. In the year ended December 31, 2018, the Company received dividend income totaling $nil (2017: $3.3 million; 2016: $11.6 million) on these shares.

Frontline Shipping pays the Company profit sharing of 50% of their earnings on a time-charter equivalent basis from their use of the Company's fleet above average threshold charter rates calculated on a quarterly basis. The Company earned and recognized profit sharing revenue under the 50% arrangement of $1.5 million in the year ended December 31, 2018 (2017: $5.6 million; 2016: $50.9 million).

In the event that vessels on charter to the Frontline Shipping are agreed to be sold, the Company may either pay or receive compensation for the early termination of the lease. In the year ended December 31, 2018, the Company sold the VLCC Front Circassia to an unrelated third party. The vessel was delivered to the new owner in February 2018, and a termination fee of $4.4 million at fair value was received from Frontline Shipping in the form of a loan note. The loan note bears interest at a rate of 7.5% and matures in December 2021. The Company also sold the VLCCs Front Page, Front Stratus and Front Serenade to a related third party. The vessels were delivered to the new owner, ADS, in July 2018, August 2018 and September 2018, respectively, and an aggregate termination fee of $10.1 million at fair value was received from Frontline in the form of three loan notes. The loan notes bear interest at a rate of 7.5% and mature between November 2024 and May 2025. In October 2018, the Company sold the VLCC Front Ariake to an unrelated third party. The vessel was delivered to the new owner in October 2018 and a termination fee of $3.4 million at fair value was received from Frontline in the form of a loan note. The loan note bears interest at a rate of 7.5% and matures in November 2023.

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

In the year ended December 31, 2018, the Company had eight dry bulk carriers operating on time-charters to a subsidiary of Golden Ocean, which include profit sharing arrangements whereby the Company earns a 33% share of profits earned by the vessels above threshold levels. In the year ended December 31, 2018, the Company earned $0.2 million income under this arrangement (2017: $0.2 million; 2016: $nil).

Until their short-term charters ended on the relevant dates during 2016, the Company had up to six dry bulk carriers operating on time-charters to UFC during 2016, which included profit-sharing arrangements whereby the Company earned a 50% share of profits earned by the vessels above threshold levels. In the year ended December 31, 2016, the Company earned and recognized $0.6 million under this arrangement.

As at December 31, 2018, the Company was owed a total of $1.2 million (2017: owes $0.3 million) to Frontline Shipping in respect of leasing contracts and profit share.

At December 31, 2018, the Company was owed $8.4 million (2017: $5.6 million) by Frontline in respect of various short-term items, including vessel management fees and items relating to the operation of vessels trading in a pool with two vessels owned by Frontline.

At December 31, 2018, the Company was owed $21.7 million (2017: $3.6 million), $nil (2017: $0.2 million) and $10.1 million (2017: $0.1 million) by SFL Linus, SFL Deepwater and SFL Hercules respectively in addition to the loan due to the Company - see below.

The vessels leased to Frontline Shipping are on time charter terms and for each such vessel the Company pays a fixed management/operating fee of $9,000 per day to Frontline Management (Bermuda) Ltd. ("Frontline Management"), a wholly owned subsidiary of Frontline. An exception to this arrangement is for any vessel leased to Frontline Shipping which is sub-chartered on a bareboat basis, for which there is no management fee payable for the duration of the bareboat sub-charter. In addition, during the year ended December 31, 2018, the Company also had 15 container vessels, 14 dry bulk carriers, two Suezmax tankers, two car carriers and two product tankers operating on time charter or in the spot market, for which the supervision of the technical management was sub-contracted to Frontline Management. Management fees incurred are included in the table below.

The vessels leased to a subsidiary of Golden Ocean are on time charter terms and for each vessel the Company pays a fixed management/operating fee of $7,000 per day to Golden Ocean Group Management (Bermuda) Ltd. ("Golden Ocean Management"), a wholly-owned subsidiary of Golden Ocean. Additionally, in the year ended December 31, 2018, the Company had 15 container vessels and 14 dry bulk carriers operating on time-charters, for which part of the operational management was sub-contracted to Golden Ocean Management. Management fees incurred are included in the table below. Management fees are classified as vessel operating expenses in the consolidated statements of operations.

In addition to leasing revenues and repayments, the Company incurred fees with related parties. The Company operates the Suezmax tankers Glorycrown and Everbright in the spot market (until the latter commenced a two year time charter in January 2016) and pays Frontline and its subsidiaries, a management fee of 1.25% of chartering revenues. The Company paid fees to Frontline Management for administrative services, including corporate services, and fees to Seatankers for the provision of advisory and support services. The Company also pays fees to Frontline Management for the management supervision of some of its newbuildings. The Company paid fees to Seatankers Management Norway AS for the provision of office facilities in Oslo, and fees to Frontline Corporate Services Ltd for the provision of office facilities in London. Fees incurred for these services are as follows:

	Year ended
(in thousands of $)	December 31, 2018	December 31, 2017	December 31, 2016
Frontline:
Vessel Management Fees	24,033	36,536	45,931
Newbuilding Supervision Fees	—	979	—
Commissions and Brokerage	287	269	390
Administration Services Fees	323	335	576
Golden Ocean:
Vessel Management Fees	20,440	20,440	20,496
Operating Management Fees	793	738	795
Seatankers:
Administration Services Fees	290	82	315
Office Facilities:
Seatankers Management Norway AS	108	105	—
Frontline Management AS	185	136	317
Frontline Corporate Services Ltd	166	173	235

As at December 31, 2018, the Company owes Frontline Management and Frontline Management AS a combined total of $0.1 million (2017: $0.1 million) for various items, including technical supervision fees and office costs. At December 31, 2018, the Company also owes Seatankers $nil (2017: $0.1 million) for advisory and support services.

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

In the year ended December 31, 2017, in addition to the above, the Company also paid $0.4 million to a subsidiary of Seadrill for the provision of management services for the jack-up drilling rig Soehanah.

Related party loans – associated companies
Ship Finance has entered into agreements with SFL Deepwater, SFL Hercules and SFL Linus granting them loans of $145.0 million, $145.0 million and $125.0 million, respectively. The loans to SFL Deepwater and SFL Hercules are fixed interest rate loans, and the loan to SFL Linus was interest free until the newbuilding jack-up drilling rig was delivered to that company, since when it has been a fixed interest rate loan. These loans are repayable in full on October 1, 2023, October 1, 2023 and June 30, 2029, respectively, or earlier if the companies sell their drilling units. The net outstanding loan balances as at December 31, 2018, were $109.0 million, $80.0 million, and $121.0 million for SFL Deepwater, SFL Hercules and SFL Linus, respectively. Ship Finance is entitled to take excess cash from these companies, and such amounts are recorded within their current accounts with Ship Finance. The loan agreements specify that the balance on the current accounts will have no interest applied and will be settled by offset against the eventual repayments of the fixed interest loans. In addition to this, as at December 31, 2018 the Company has current receivables of $nil, $10.1 million, $21.7 million from SFL Deepwater, SFL Hercules and SFL Linus, respectively (2017: $0.2 million; $0.1 million; $3.6 million, respectively). In the year ended December 31, 2018, the Company received interest income on these loans of $5.1 million from SFL Deepwater (2017: $5.4 million; 2016: $6.5 million), $3.6 million from SFL Hercules (2017: $4.3 million; 2016: $6.5 million) and $5.4 million from SFL Linus (2017: $5.5 million; 2016: $5.6 million) totaling $14.1 million (2017: $15.2 million; 2016: $18.7 million).

Related party purchases and sales of vessels
In the year ended December 31, 2018, the VLCCs Front Page, Front Stratus and Front Serenade which were accounted for as direct financing lease assets, were sold to a related party, ADS Crude Carriers Plc. ("ADS"). Gains of $0.3 million, $0.2 million and $0.3 million were recorded on the disposal of the vessels, respectively. The gross proceeds from the sale was $22.5 million per vessel in addition to compensation, in the form of loan notes of $3.4 million each, received for the early termination of the charters.
No vessels were acquired from or sold to related parties in the year ended December 31, 2017.

Long-term receivables from related parties

The Company received a loan note from Frontline Shipping as compensation for the early termination of the charter of Front Circassia in February 2018. The initial face value of the note was $8.9 million, however, Ship Finance recorded the loan note at an initial fair market value of $4.4 million. The loan note bears interest at a rate of 7.5% and matures in December 2021. In the year ended December 31, 2018, the Company received interest income on this loan note of $0.5 million.

The Company received loan notes from Frontline as compensation for the early termination of the charter of Front Page, Front Stratus and Front Serenade in July, August and September 2018, respectively. The face value of the notes is $3.4 million each, and bears interest at a rate of 7.5%. The loan notes mature in between November 2024 and May 2025. In the year ended December 31, 2018, the Company received interest income on these loan notes of $0.3 million.

The Company received a loan note from Frontline as compensation for the early termination of the charter of Front Ariake in October 2018. The initial face value of the note was $3.4 million and bears interest at a rate of 7.5%. The note matures in December 2023. In the year ended December 31, 2018, the Company received interest income on this loan note of $0.1 million.

Other related party transactions

In May 2018, four wholly-owned subsidiaries of the Company entered into a $320.0 million unsecured loan facility provided by an affiliate of Hemen, Sterna Finance. The unsecured intermediary loan facility was entered into to partly fund the acquisition of four 13,800 TEU container vessels acquired in May 2018. The Company had provided a corporate guarantee for this loan facility, which had a fixed interest rate, was non-amortizing and had a term of 13 months from the drawdown date of the loan. Interest expense incurred on the loan in the year ended December 31, 2018 was $6.4 million. The loan balance was prepaid in full in November 2018.

In August 2018, the Company acquired 4,031,800 shares in ADS, a newly formed company trading on the Oslo Merkur Market. The shares were purchased for $10.0 million, and have a fair value of $9.2 million at December 31, 2018 (see Note 11: Investments in debt and equity securities). These shares, on which no dividend income was received in the year ended December 31, 2018, represent 17.24% of the outstanding shares in the company.

In November 2016, the Company acquired approximately 12 million shares in NorAm Drilling for a consideration of approximately $0.7 million. In November 2018 NorAm undertook a share consolidation of 20:1, resulting in a revised investment of 601,023 shares. On the same day NorAm participated in a rights issue, increasing the Company's investment in shares by 623,447 shares. In December 2018, the Company acquired an additional 41,756 shares bringing the total investment in NorAm to 1,266,226 shares with a fair value of $3.9 million. This investment, on which no dividend was received in the year ended December 31, 2018, is included in "Investments in debt and equity securities" (Note 11) (2017: $nil; 2016: $nil).

The Company also holds within "Investments in Debt and Equity Securities" senior secured corporate bonds in NorAm Drilling due 2021. During the year ended December 31, 2018, the Company redeemed a total of 466,667 units at par value and recorded no gain or loss on redemption. This investment is included in Note 11: Investments in debt and equity securities. Interest amounting to $0.5 million was earned in the year ended December 31, 2018 (2017: $0.5 million; 2016: $0.5 million). In addition, the Company earned other income of $nil in the year ended December 31, 2018, (2017: $0.1 million; 2016: $nil).

During the year ended December 31, 2018, Golden Close initiated liquidation proceedings. As a result of this, the Company received total proceeds of $45.6 million in settlement of its total investment, resulting in an overall net gain of $13.5 million. The Company earned interest income on the Golden Close notes up to the date of redemption of $0.2 million in the year ended December 31, 2018 (2017: $0.6 million; 2016: $0.2 million). As at December 31, 2018, the net investment in Golden Close debt and equity securities is $nil (2017: $28.5 million).

In June 2017, the Company facilitated a performance guarantee in favour of an oil company relating to a contract for the drillship Deepsea Metro 1. The guarantee had a maximum liability limited to $18.0 million, a maturity of up to six months, and was secured under a first lien mortgage over the drillship, ranking ahead of other secured claims. In the year ended December 31, 2017, the Company recorded net fee income of $0.4 million for facilitating the guarantee. The performance guarantee agreement was terminated in September 2017.

25.	FINANCIAL INSTRUMENTS

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

The following tables present the fair values of the Company's derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	2018	2017
Designated derivative instruments -short-term assets:
Interest rate swaps	—	108
Non-designated derivative instruments -short-term assets:
Cross currency interest rate swaps	5,279	—
Total derivative instruments - short-term assets	5,279	108
Designated derivative instruments -long-term assets:
Interest rate swaps	5,459	5,136
Non-designated derivative instruments -long-term assets:
Interest rate swaps	5,174	3,211
Total derivative instruments - long-term assets	10,633	8,347

(in thousands of $)	2018	2017
Designated derivative instruments -short-term liabilities:
Interest rate swaps	—	248
Cross currency interest rate swaps	33,004	—
Non-designated derivative instruments -short-term liabilities:
Interest rate swaps	—	255
Cross currency interest rate swaps	12,043	—
Total derivative instruments - short-term liabilities	45,047	503
Designated derivative instruments -long-term liabilities:
Interest rate swaps	1,811	5,109
Cross currency interest rate swaps	4,709	36,120
Cross currency swaps	9,607	—
Non-designated derivative instruments -long-term liabilities:
Interest rate swaps	86	553
Cross currency interest rate swaps	—	6,836
Total derivative instruments - long-term liabilities	16,213	48,618

Interest rate risk management
The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. At December 31, 2018, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR or NIBOR, as summarized below. The summary includes all swap transactions, most of which are hedges against specific loans.

Notional Principal (in thousands of $)	Inception date	Maturity date	Fixed interest rate
$11,130 (remaining at $11,130)	May 2011	January 2019	2.08% - 2.58%
$100,000 (remaining at $100,000)	August 2011	August 2021	2.50% - 2.93%
$121,133 (terminating at $79,733)	May 2012	August 2022	1.76% - 1.85%
$100,000 (remaining at $100,000)	March 2013	April 2023	1.85% - 1.97%
$151,008 (equivalent to NOK900 million)	March 2014	March 2019	6.03%	*
$92,438 (reducing to $70,125)	December 2016	December 2021	2.29% - 2.63%
$95,625 (reducing to $70,125)	January 2017	January 2022	2.12% - 2.58%
$26,693 (reducing to $19,413)	September 2015	March 2022	1.67%
$173,906 (reducing to $149,844)	February 2016	February 2021	1.07% - 1.26%
$63,987 (equivalent to NOK500 million)	October 2017	March - June 2020	6.86% - 6.96%	*
$16,833 (equivalent to NOK100 million)	September 2018	March 2019	6.03%	†

*	These swaps relate to the NOK900 million and NOK500 million unsecured bonds due 2019 and 2020, respectively, and the fixed interest rates paid are exchanged for NIBOR plus the margin on the bonds.

†
This swap relates to the NOK900 million unsecured bond due 2019, where NIBOR plus a margin is paid in exchange for a fixed interest rate. For the remaining swaps, the fixed interest rate paid is exchanged for LIBOR, excluding margin on the underlying loans.

The total net notional principal amount subject to interest swap agreements as at December 31, 2018, was $0.9 billion (2017: $1.1 billion).

Foreign currency risk management
The Company has entered into currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner and the payment of Norwegian kroner in exchange for U.S. dollars, which are designated as hedges against the NOK900 million, NOK500 million and NOK600 million senior unsecured bonds due 2019, 2020 and 2023 respectively. During the last quarter of 2018, the Company entered into a currency swap transaction involving the payment of Norwegian kroner in exchange for U.S. dollars. This swap relates to the NOK900 million bond, but is not designated as a hedging instrument.

Principal Receivable	Principal Payable	Inception date	Maturity date
NOK900 million	US$151.0 million	March 2014	March 2019
NOK500 million	US$64.0 million	October 2017	March - June 2020
NOK472 million	US$62.1 million	September 2018	September 2023
US$16.8 million	NOK100 million	September 2018	March 2019

Apart from the NOK900 million, NOK500 million and NOK600 million senior unsecured bonds due 2019, 2020 and 2023, respectively, the majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company's cash flows, financial condition and results of operations.

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities at December 31, 2018, and 2017, are as follows:

	2018	2018	2017	2017
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available-for-sale debt securities	13,245	13,245	41,742	41,742
Equity Securities	73,929	73,929	52,060	52,060
Floating rate NOK bonds due 2019	77,722	77,916	92,477	92,709
Floating rate NOK bonds due 2020	57,829	58,841	61,001	61,306
Floating rate NOK bonds due 2023	69,395	69,568	—	—
3.25% unsecured convertible bonds due 2018	—	—	63,218	71,662
5.75% unsecured convertible bonds due 2021	212,230	199,496	225,000	242,719
4.875% unsecured convertible bonds due 2023	151,700	139,374	—	—
Derivatives:
Interest rate/ currency swap contracts – short-term receivables	5,279	5,279	108	108
Interest rate/ currency swap contracts – long-term receivables	10,633	10,633	8,347	8,347
Interest rate/ currency swap contracts – short-term payables	45,047	45,047	503	503
Interest rate/ currency swap contracts – long-term payables	16,213	16,213	48,618	48,618

The above short-term receivables relating to interest rate/ currency swap contracts at December 31, 2018, all relate to non-designated hedges. The above long-term receivables relating to interest rate/ currency swap contracts at December 31, 2018, include $5.2 million which relates to non-designated swap contracts (2017: $3.2 million), with the balance relating to designated hedges. The above short-term payables relating to interest rate/ currency swap contracts at December 31, 2018, include $12.0 million which relates to non-designated swap contracts (2017: $0.3 million), with the balance relating to designated hedges. The above long-term payables relating to interest rate/ currency swap contracts at December 31, 2018, include $0.1 million which relates to non-designated swap contracts (2017: $7.4 million), with the balance relating to designated hedges.

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

The above fair values of financial assets and liabilities as at December 31, 2018, are measured as follows:

		Fair value measurements using
	December 31, 2018	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)		(Level 1)	(Level 2)	(Level 3)
Assets:
Available-for-sale debt securities	13,245	13,245
Equity securities	73,929	73,929
Interest rate/ currency swap contracts – short-term receivables	5,279		5,279
Interest rate/ currency swap contracts - long-term receivables	10,633		10,633
Total assets	103,086	87,174	15,912	—
Liabilities:
Floating rate NOK bonds due 2019	77,916	77,916
Floating rate NOK bonds due 2020	58,841	58,841
Floating rate NOK bonds due 2023	69,568	69,568
5.75% unsecured convertible bonds due 2021	199,496	199,496
4.875% unsecured convertible bonds due 2023	139,374	139,374
Interest rate/ currency swap contracts – short-term payables	45,047		45,047
Interest rate/ currency swap contracts – long-term payables	16,213		16,213
Total liabilities	606,455	545,195	61,260	—

The above fair values of financial assets and liabilities as at December 31, 2017, were measured as follows:

		Fair value measurements using
	December 31, 2017	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)		(Level 1)	(Level 2)	(Level 3)
Assets:
Available-for-sale debt securities	41,742	41,742		—
Equity securities	52,060	52,060
Interest rate/ currency swap contracts – short-term receivables	108		108
Interest rate/ currency swap contracts – long-term receivables	8,347		8,347
Total assets	102,257	93,802	8,455	—
Liabilities:
Floating rate NOK bonds due 2019	92,709	92,709
Floating rate NOK bonds due 2020	61,306	61,306
3.25% unsecured convertible bonds due 2018	71,662	71,662
5.75% unsecured convertible bonds due 2021	242,719	242,719
Interest rate/ currency swap contracts – short-term payables	503		503
Interest rate/ currency swap contracts – long-term payables	48,618		48,618
Total liabilities	517,517	468,396	49,121	—

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

Investment in equity securities consist of (i) listed Frontline shares (ii) NorAm Drilling shares traded in the OTC market (iii) Golden Close shares traded in the OTC market and (iv) ADS shares traded on the Merkur Market whilst the investments in available-for-sale debt securities consist of listed and unlisted corporate bonds. The estimated fair value of the debt and equity securities consists of their aggregate market value as at the balance sheet date.

The estimated fair values for the floating rate NOK bonds due 2019, 2020 and 2023, and the 5.75% and 4.875% unsecured convertible bonds are based on the quoted market prices as at the balance sheet date.

The fair value of interest rate and currency swap contracts is calculated using established independent valuation techniques applied to contracted cash flows and LIBOR/NIBOR interest rates as at the balance sheet date.

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

There is also a concentration of revenue risk with certain customers to whom the Company has chartered multiple vessels:

In the year ended December 31, 2018, Frontline Shipping accounted for approximately 8% of our consolidated operating revenues (2017: 15%, 2016: 28%). Frontline Shipping is a 100% owned subsidiary of Frontline, but the performance under the leases is not guaranteed by Frontline following amendments agreed in 2015. There is no requirement for a minimum cash balance in Frontline Shipping, but in exchange for releasing the guarantee a dividend restriction was introduced on Frontline Shipping whereby it can only make distributions to its parent company if it can demonstrate it will have minimum free cash of $2 million per vessel both prior to and following (i) such distribution and (ii) the payment of the next hire due and any profit share accrued under the charters. Due to the current depressed tanker market, there is a risk that Frontline Shipping may not have sufficient funds to pay the agreed charterhires. However, the performance under the fixed price agreements with Frontline Management whereby we pay management fees of $9,000 per day for each vessel to cover all operating costs including drydocking costs, is guaranteed by Frontline.

In the year ended December 31, 2018, the Company had eight Capesize dry bulk carriers leased to a subsidiary of Golden Ocean which accounted for approximately 13% of our consolidated operating revenues (2017: 14%, 2016: 12%). The Company also had 29 container vessels on long-term bareboat charters to MSC, which accounted for approximately 11% of our consolidated operating revenues in the year ended December 31, 2018 (2017: 10%, 2016: 4%).

Following the acquisition of Hamburg Süd by Maersk Line A/S (“Maersk”) in November 2017, the Company had 10 container vessels on long-term time charters to Maersk at December 31, 2018, which accounted for approximately 27% of our consolidated operating revenues (2017: 14%; 2016: 9%).

In addition, a significant portion of our net income is generated from our associated companies that lease rigs to subsidiaries of Seadrill including NADL, which is fully guaranteed by Seadrill. In the year ended December 31, 2018, income from our associated companies accounted for 39.1% of our net income (2017: 38.6%, 2016: 31.7%).

The Company and three of the Company's subsidiaries, who own and lease the drilling rigs West Linus, West Hercules and West Taurus to subsidiaries of Seadrill, agreed to the Restructuring Plan announced by Seadrill in September 2017. As part of the agreement, Ship Finance and its relevant subsidiaries have agreed to reduce the contractual charter hire payable by the relevant Seadrill subsidiaries by approximately 29% for a five year period with economic effect from January 1, 2018, with the reduced amounts added back in the period thereafter. The call options on behalf of the Seadrill subsidiaries under the relevant leases were also amended as part of the Restructuring Plan. The leases for West Hercules and West Taurus have been extended for a period of 13 months until December 2024, with amended purchase obligations at the new expiry of the charters. Concurrently, the banks who finance the three rigs also extended the loan period by approximately four years under each of the facilities, with reduced amortization in the extension period compared to the current amortization. The Restructuring Plan was implemented in July 2018, at which time Seadrill emerged from Chapter 11.

As discussed in Note 26: Commitments and contingent liabilities, the Company, at December 31, 2018, guaranteed a total of $266.1 million (2017: $235.0 million) of the bank debt in these companies and had net outstanding receivable balance on loans granted by the Company to these associated companies totaling $342.0 million (2017: $317.8 million). The loans granted by the Company are considered not impaired at December 31, 2018, due to the fair value of the jack-up rig owned by SFL Linus and the ultra deepwater drilling rigs owned by SFL Deepwater and SFL Hercules exceeding the book values at December 31, 2018.

26.	COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

	2018	2017
Carrying value of consolidated assets pledged under ship mortgages	$1,527 million	$1,908 million

Of the above, $1,424.4 million relates to assets recorded as vessels and equipment (2017: $1,576.3 million) and $103.1 million relates to assets accounted for as investments in direct financing leases (2017: $331.3 million).

In addition, as at December 31, 2018 the Company had 11 vessels (2017: two vessels) with obligations under capital lease with a total net book value of $1,331.1 million (2017: $283.9 million). Of these, seven vessels with net book value of $749.9 million (2017: nil) were recorded as vessels under capital lease and four vessels with net book value of $581.2 million (2017: $283.9 million) were accounted for as investments in direct financing leases.

The Company and its equity-accounted subsidiaries have funded their acquisition of vessels, jack-up rigs and ultra-deepwater drilling units through a combination of equity, short-term debt and long-term debt. Providers of long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired. As at December 31, 2018, the Company ($1.5 billion) and its 100% equity-accounted subsidiaries ($655.2 million) had a combined outstanding principal indebtedness of $2.1 billion (2017: $2.3 billion) under various credit facilities.

Other Contractual Commitments and Contingencies
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
SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries of the Company, which are accounted for using the equity method. Accordingly, their assets and liabilities are not consolidated in the Company's Consolidated Balance Sheets, but are presented on a net basis under "Investment in associated companies" - see Note 17. As at December 31, 2018, their combined bank borrowings amounted to $655.2 million (2017: $785.8 million) and the Company guaranteed $266.1 million (2017: $235.0 million) of this debt which is secured by first priority mortgages over the relevant rigs.
In addition, the Company has assigned all claims it may have under its secured loans to SFL Deepwater, SFL Hercules and SFL Linus, in favor of the lenders under the respective credit facilities. These loans had a net outstanding balance of $342.0 million at December 31, 2018 (2017: $317.8 million) and are secured by second priority mortgages over each of the rigs, which have been assigned to the lenders under the respective credit facilities. The lenders under the respective credit facilities have also been granted a first priority pledge over all shares of the relevant asset owning subsidiaries.
As at December 31, 2018, the Company had no commitments under contracts to acquire newbuilding vessels (2017: $nil).
As at December 31, 2018, the Company had committed $3.4 million towards the procurement of exhaust gas cleaning systems ("EGCS”) on four of its oil tankers (2017: $nil). There were no other material contractual commitments as at December 31, 2018.
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

27.	CONSOLIDATED VARIABLE INTEREST ENTITIES

As at December 31, 2018, the Company's consolidated financial statements included 40 variable interest entities, all of which are wholly-owned subsidiaries. These subsidiaries own vessels with existing charters during which related and third parties have fixed price options to purchase the respective vessels, at dates varying from March 2019 to November 2033. It has been determined that the Company is the primary beneficiary of these entities, as none of the purchase options are deemed to be at bargain prices and none of the charters include sales options.

At December 31, 2018, 18 of the consolidated variable interest entities have a vessel which is accounted for as a direct financing lease asset. At December 31, 2018, the vessels had a carrying value of $403.9 million, unearned lease income of $221.4 million and estimated residual value of $126.2 million. The outstanding loan balances in 16 of these entities amounted to a total of $47.0 million, of which the short-term portion was $6.2 million as at December 31, 2018. Also, two of the vessels that are included in the direct financing lease assets had outstanding obligations under capital lease which amounted to a total of $274.3 million, of which the short-term portion was $11.3 million, as at December 31, 2018.

At December 31, 2018, 19 fully consolidated variable interest entities each own vessels which are accounted for as operating lease assets and had a total net book value of $353.9 million at December 31, 2018. The outstanding loan balances in these entities amounted to a total of $182.9 million, of which the short-term portion was $78.9 million as at December 31, 2018.

The other three fully consolidated variable interest entities each own vessels which are accounted for as vessels and equipment under capital lease and had a total net book value of $312.4 million at December 31, 2018. The outstanding obligations under capital lease for these entities amounted to a total of $270.6 million, of which the short-term portion was $20.3 million as at December 31, 2018.

28.	SUBSEQUENT EVENTS

In January 2019, 100,000 options were awarded to one officer pursuant to the Company's Share Option Scheme. The options vest over a three year period and have a five year term. The initial exercise price was $11.50 per share and the first options will be exercisable from January 2020.

On February 26, 2019, the Board of Ship Finance declared a dividend of $0.35 per share which will be paid in cash on or around March 29, 2019.

In March 2019, 2,461 new common shares were issued to satisfy employee options being exercised.

In March 2019, 425,000 options were awarded to employees, officers and directors pursuant to the Company's Share Option Scheme. The options vest over a three year period and have a five year term. The initial exercise price was $12.35 per share and the first options will be exercisable from March 2020.