Form 20-F
period 2019-12-31
SFL Corp Ltd.
filed 2020-03-27
CIK 1289877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
[ ☐  ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[☒]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2019

OR

[ ☐ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

OR

[ ☐ ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number	001-32199

SFL Corporation Ltd.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Bermuda
(Jurisdiction of incorporation or organization)

Par-la-Ville Place	14 Par-la-Ville Road	Hamilton	HM 08	Bermuda
(Address of principal executive offices)

James Ayers
Par-la-Ville Place	14 Par-la-Ville Road	Hamilton	HM 08	Bermuda

Tel:	+1 (441)	295-9500	Fax:	+1 (441) 295-3494
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, $0.01 Par Value	SFL	New York Stock Exchange

Securities registered or to be registered pursuant to section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

119,391,310	Common Shares, $0.01 Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ☒ ] Yes  [  ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[   ] Yes  [ ☒ ] No

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
[ ☒ ] Yes  [   ] No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
[ ☒ ] Yes  [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	[X]	Accelerated filer	☐	Non-accelerated filer	☐

				Emerging growth company	☐

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[X]	U.S. GAAP	[ ] International Financial Reporting Standards as issued by the International Accounting Standards Board	[ ] Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
[    ] Item 17  [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ☐  ] Yes  [ ☒ ] No

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this annual report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.
SFL Corporation Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement pursuant to this safe harbor legislation. This report and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company’s current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.
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

▪
the availability of financing and refinancing, as well as the Company’s ability to obtain such financing or refinancing in the future to fund capital expenditures, acquisitions and other general corporate activities and the Company's ability to comply with the restrictions and other covenants in its financing arrangements;

▪	the Company’s counterparties’ ability or willingness to honor their obligations under agreements with it;

▪	fluctuations in currencies and interest rates;

▪	general market conditions including fluctuations in charter hire rates and vessel values;

▪	availability of skilled workers and the related labor costs;

•	the Company’s dependence on key personnel, adequacy of insurance coverage, and its ability to obtain indemnities from customers, changes in laws, treaties or regulations;

•	changes in supply and generally the number, size and form of providers of goods and services in the markets in which the Company operates;

▪	changes in demand in the markets in which the Company operates;

▪	changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries’ petroleum production levels and worldwide oil consumption and storage;

▪	developments regarding the technologies relating to oil exploration and the effects of new products and new technology in the Company’s industry;

•	changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods;

▪	increased inspection procedures and more restrictive import and export controls;

ii

▪
the imposition of sanctions by the Office of Foreign Assets Control of the Department of the U.S. Treasury or pursuant to other applicable laws or regulations against the Company or any of its subsidiaries;

▪
compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;

•	changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs;

▪	the impact of the discontinuance of LIBOR after 2021 on any of the Company’s debt that references LIBOR in the interest rate;

•	the volatility of the price of the Company’s common shares;

•	the Company’s incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States;

•	performance of the Company’s charterers and other counterparties with whom the Company deals;

•
the impact of any restructuring of the counterparties with whom the Company deals, including any potential restructuring of Deep Sea Supply Shipowning II AS and Solstad Offshore ASA or Solstad or Seadrill;

▪	timely delivery of vessels under construction within the contracted price;

▪	changes in governmental rules and regulations or actions taken by regulatory authorities;

▪	potential liability from pending or future litigation;

▪	general domestic and international political conditions;

▪	the length and severity of the recent coronavirus outbreak (COVID-19) and its impact on the demand for commercial seaborne transportation and the condition to the financial markets;

•	potential disruption of shipping routes due to accidents; and

▪	piracy or political events.
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

On September 13, 2019, the name of the Company was changed to SFL Corporation Ltd. (formerly Ship Finance International Limited). Throughout this report, the "Company", "SFL ", "we", "us" and "our" all refer to SFL Corporation Ltd. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of the vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We use the term twenty-foot equivalent units, or TEU, in describing container vessels to refer to the number of standard twenty foot containers that the vessel can carry, and we use the term car equivalent units, or CEU, in describing car carriers to refer to the number of standard cars that the vessel can carry. Unless otherwise indicated, all references to "USD," "US$" and "$" in this report are to, and amounts are presented in, U.S. dollars.

A. SELECTED FINANCIAL DATA

Our selected income statement and cash flow statement data with respect to the fiscal years ended December 31, 2019, 2018 and 2017 and our selected balance sheet data with respect to the fiscal years ended December 31, 2019 and 2018 have been derived from our consolidated financial statements included in Item 18 of this annual report, prepared in accordance with accounting principles generally accepted in the United States, which we refer to as US GAAP.

The selected income statement and cash flow statement data for the fiscal years ended December 31, 2016 and 2015 and the selected balance sheet data for the fiscal years ended December 31, 2017, 2016 and 2015 have been derived from our consolidated financial statements not included herein.  The following table should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and our consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands of dollars except common share and per share data)
Income Statement Data:
Total operating revenues	458,849	418,712	380,878	412,951	406,740
Net operating income	137,777	117,615	154,626	168,089	166,046
Net income	89,177	73,622	101,209	146,406	200,832
Earnings per share, basic	$0.83	$0.70	$1.06	$1.57	$2.15
Earnings per share, diluted	$0.83	$0.69	$1.03	$1.50	$1.88
Dividends declared	150,659	149,261	152,907	168,289	162,594
Dividends declared per share	$1.40	$1.40	$1.60	$1.80	$1.74

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands of dollars except common share and per share data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	199,521	211,394	153,052	62,382	70,175
Vessels and equipment, net (including newbuildings)	1,404,705	1,559,712	1,762,596	1,770,616	1,681,466
Vessels and equipment under finance lease, net	714,476	749,889	—	—	—
Investment in direct financing, sales-type and leaseback assets including current portion	994,387	802,159	618,071	556,035	511,443
Investment in associated companies (including loans and receivables)	368,222	366,907	328,505	330,877	495,479
Total assets	3,885,370	3,877,845	3,012,082	2,937,377	3,032,554
Short and long term debt (including current portion)	1,608,088	1,437,080	1,504,007	1,552,874	1,634,205
Finance lease liability (including current portion)	1,106,427	1,172,051	239,607	122,403	—
Share capital	1,194	1,194	1,109	1,015	93,468
Stockholders' equity	1,106,369	1,180,032	1,194,997	1,134,095	1,241,810
Common shares outstanding (1)	119,391,310	119,373,064	110,930,873	101,504,575	93,468,000
Weighted average common shares outstanding(1)	107,613,610	105,897,798	95,596,644	93,496,744	93,449,904

Cash Flow Data:
Cash provided by operating activities	249,707	200,975	177,796	230,073	258,401
Cash provided by (used in) investing activities	(169,881)	(866,564)	48,362	39,399	(205,782)
Cash provided by (used in) financing activities	(89,204)	724,931	(135,488)	(277,265)	(33,262)

Note 1: The number of common shares outstanding at December 31, 2019 and 2018 includes 8,000,000 shares issued as part of a share lending arrangement relating to the issue in October 2016 of our 5.75% senior unsecured convertible bonds and 3,765,842 shares issued as of December 31, 2019 from up to 7,000,000 shares issuable under a share lending arrangement relating to the Company's issuance of its 4.875% senior unsecured convertible bonds in April and May 2018. These shares are owned by the Company and will be returned on or before maturity of the bonds in 2021 and 2023. Accordingly, they are not included in the weighted average number of common shares outstanding at December 31, 2019 and 2018.

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

Our assets are primarily engaged in transporting crude oil and oil products, dry bulk and containerized cargoes, and in offshore drilling and related activities. The following summarizes the risks that may materially affect our business, financial condition or results of operations.  Unless otherwise indicated in this annual report on Form 20-F, all information concerning our business and our assets is as of March 27, 2020.

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

Factors that influence demand for vessel capacity include:

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration for and production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts, terrorist activities, embargoes, strikes, tariffs and 'trade wars';

•	economic slowdowns caused by public health events such as the recent COVID-19 outbreak;

•	developments in international trade;

•	regional availability of refining capacity and inventories;

•	changes in the production levels of crude oil (including in particular production by OPEC, the United States and other key producers);

•
changes in seaborne and other transportation patterns, including the distance cargo is transported by sea, changes in the price of crude oil and changes to the West Texas Intermediate and Brent Crude Oil pricing benchmarks, and changes in trade patterns;

•	environmental and other regulatory developments;

•	government subsidies of shipbuilding;

•	construction or expansion of new or existing pipelines or railways;

•	currency exchange rates; and

•	weather and natural disasters.

Factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	the price of steel and vessel equipment;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	vessel casualties;

•	the number of vessels that are out of service;

•	the number of vessels used as storage units;

•	port or canal congestion and weather delays;

•	sanctions (in particular sanctions on Iran and Venezuela, amongst others); and

•	technological developments.

Demand for our vessels and charter rates are dependent upon, among other things, seasonal and regional changes in demand and changes to the capacity of the world fleet. We believe the capacity of the world fleet is likely to increase, and there can be no assurance that global economic growth will be at a rate sufficient to utilize this new capacity. Continued adverse economic, political or social conditions or other developments could further negatively impact charter rates, and therefore have a material adverse effect on our business, results of operations and ability to pay dividends. In addition, the introduction as of January 1, 2020 of a global sulfur cap on fuels has increased fuel costs and may lead to a two tiered market, by reducing the demand for vessels that are not equipped with exhaust gas scrubbers or that have a high specific fuel consumption.

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

The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows and ability to obtain financing or refinance our existing and future credit facilities on acceptable terms, which may negatively impact our business.
Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, due in part to fears associated with the spread of COVID-19 (as more fully described below), global financial markets and starting in late February, financial markets in the U.S. experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn may continue as COVID-19 continues to spread. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Economic conditions may also adversely affect the market price of our common shares.
Also, as a result of concerns about the stability of financial markets generally, and the solvency of counterparties specifically, the availability and cost of obtaining money from the public and private equity and debt markets has become more difficult. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt, and reduced, and in some cases ceased, to provide funding to borrowers and other market participants, including equity and debt investors, and some have been unwilling to invest on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, or that we will be able to refinance our existing and future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

As of December 31, 2019, we had total outstanding indebtedness of $2.2 billion under our various credit facilities and bond loans, including our equity-accounted subsidiaries and a further $1.1 billion of finance lease obligations.

If economic conditions throughout the world continue to deteriorate or become more volatile, it could impede our operations.
The world economy faces a number of challenges, including the effects of volatile oil prices, trade tensions between the United States and China and between the United States and the European Union continuing turmoil and hostilities in the Middle East, the Korean Peninsula, North Africa, Venezuela, Iran and other geographic areas and countries, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East and in other geographic areas and countries, continuing economic weakness in the European Union, or the E.U., and stabilizing growth in China, as well as rapidly growing public health concerns stemming from the recent COVID-19 outbreak. Due to the recent outbreak of COVID-19, since late February, the financial markets in the U.S. have been in steep decline. If U.S and world economic conditions continue to weaken, the demand for energy, including oil and gas may be negatively affected.
Our ability to secure funding is dependent on well-functioning capital markets and on an appetite to provide funding to the shipping industry. If global economic conditions continue to worsen, or if capital markets related financing is rendered less accessible or made unavailable to the shipping industry or if lenders for any reason decide not to provide debt financing to us, we may, among other things not be able to secure additional financing to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due, or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

Credit markets in the United States and Europe have in the past experienced significant contraction, de-leveraging and reduced liquidity, and there is a risk that the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, disrupted and volatile. We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.
We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, may have negative effects on charter rates and vessel values, which could in turn have a material adverse effect on our results of operations and financial condition and may cause the price of our ordinary shares to decline.
In Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Eurosceptic parties, which would like their countries to leave the Euro. The exit of the United Kingdom, or the U.K., from the European Union, or the EU, as described more fully below and potential new trade policies in the United States further increase the risk of additional trade protectionism.
In China, a transformation of the Chinese economy is underway, as China moves from a production-driven economy towards a service or consumer-driven economy. The Chinese economic transition implies that we do not expect the Chinese economy to return to double digit GDP growth rates in the near term. The quarterly year-over-year growth rate of China's GDP decreased to 6.1% for the year ending December 31, 2019 as compared to 6.6% for the year ending December 31, 2018 and continues to remain below pre-2008 levels. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and “trade wars.” The International Monetary Fund has warned that continuing trade tensions, including significant tariff increases, between the United States and China, are expected to result in a cumulative reduction in global GDP. Additionally, following the emergence of COVID-19, industrial activity in China came to a quick halt in early 2020. The outbreak of COVID-19 is a very negative development for the Chinese economy and has led to an economic contraction. We cannot assure you that the Chinese economy will not continue to contract in the future.

While the recent developments in Europe and China have been without significant immediate impact on our charter rates, an extended period of deterioration in the world economy could reduce the overall demand for our services. Such changes could adversely affect our future performance, results of operations, cash flows and financial position.

Further, governments may turn, and have turned, to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States and China have implemented certain increasingly protective trade measures which have been somewhat mitigated by the recent trade deal (first phase trade agreement) between the United States and China, which requires China to purchase over USD 50 billion of energy products which, according to new sources of information, includes crude oil. Additionally, in March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally, and in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. There have also been continuing trade tensions, including significant tariff increases between the United States and China. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition.

Prospective investors should consider the potential impact, uncertainty and risk associated with the development in the wider global economy. Further economic downturn in any of these countries could have a material effect on our future performance, results of operations, cash flows and financial position.

The U.K.’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.
In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum (informally known as “Brexit”), a process that the government of the U.K. formally initiated in March 2017. Since then, the U.K. and the EU have been negotiating the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the EU on January 31, 2020, although a transition period remains in place until December 2020, during which the U.K. will be subject to the rules and regulations of the EU while continuing to negotiate the parties’ relationship going forward, including trade deals. There is currently no agreement in place regarding the aftermath of the withdrawal, creating significant uncertainty about the future relationship between the U.K. and the EU, including with respect to the laws and regulations that will apply as the U.K. determines which EU-derived laws to replace or replicate following the withdrawal. Brexit has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments and uncertainties, or the perception that any of them may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.
Brexit contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets.

Safety, environmental and other governmental and other requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse effect on our business and financial results.

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our tankers and other vessels operate, and the country or countries in which such vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast and bilge water management. These regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard, or the USCG, and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002, and regulations of the International Maritime Organization, or IMO, including the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention for the Prevention of Pollution from Ships of 1973, or MARPOL, including the designation thereunder of Emission Control Areas, or ECAs, the International Convention on Civil Liability for Oil Pollution Damage of 1969, or CLC, and the International Convention on Load Lines of 1966. In particular, IMO’s Marine Environmental Protection Committee ("MEPC") 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships will take effect March 1, 2020 may cause us to incur substantial costs. Compliance with these regulations could have a material adverse effect our business and financial results.

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

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages and third-party claims for personal injury or property damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our current or historic operations. We could also incur substantial penalties, fines and other civil or criminal sanctions, including in certain instances seizure or detention of our vessels, as a result of violations of or liabilities under environmental laws, regulations and other requirements. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. For example, OPA affects all vessel owners shipping oil to, from or within the United States.  Under OPA, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile exclusive economic zone around the United States. Similarly, the CLC, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability. Furthermore, the 2010 explosion of the drilling rig Deepwater Horizon, which is unrelated to SFL, and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping and offshore industries and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, and could harm our reputation with current or potential charterers of our vessels. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and available cash.

The IMO 2020 regulations may cause us to incur substantial costs and to procure low-sulfur fuel oil directly on the wholesale market for storage at sea and onward consumption on our vessels.
Effective January 1, 2020, the IMO implemented a new regulation for a 0.50% global sulfur cap on emissions from vessels (the “IMO 2020 Regulations”). Under this new global cap, vessels must use marine fuels with a sulfur content of no more than 0.50% against the former regulations specifying a maximum of 3.50% sulfur in an effort to reduce the emission of sulfur oxide into the atmosphere.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require, among others, the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
We continue to work closely with suppliers and producers on alternative mechanisms, including the physical procurement of low sulfur fuel oil directly on the wholesale market and storage thereof at sea on a vessel owned by us, with a view to secure availability of qualitative compliant fuel oil and to capture volatility in prices between high sulfur fuel oil and low sulfur fuel oil. The procurement of large quantities of low sulfur fuel oil implies a commodity price risk upon fluctuations in the prices of the procured commodity between the time of the purchase and the consumption. While we may implement financial strategies with a view to limiting the risk, we cannot give any assurances that such strategies will be successful in which case we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operation and cash flows. The storage and onward consumption on our vessels of the procured commodity requires us to blend, co-mingle or otherwise combine, handle or manipulate such commodities which implies certain operational risks that may result in loss of or damage to the procured commodities or to the vessels and their machinery.
As at March 27, 2020, 12 of our vessels are equipped with exhaust gas cleaning systems ("EGCS" or "scrubbers") and seven are at shipyards undergoing retrofits and as of January 1, 2020 we have transitioned to burning IMO compliant fuels where scrubbers have not been installed. We continue to evaluate different options in complying with IMO and other rules and regulations. We expect that our fuel costs and fuel inventories will increase in 2020 as a result of these sulfur emission regulations. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate our vessels on certain trading routes without installing EGCSs or without incurring deviation time to obtain compliant fuel. Scrubbers may not be available to be installed on such vessels at a favorable cost or at all if we seek them at a later date.

Furthermore, although as of March 27, 2020, three months have passed since the IMO 2020 Regulations became effective, it is uncertain how the availability of high-sulfur fuel around the world will be affected by implementation of the IMO 2020 Regulations, and both the price of high-sulfur fuel generally and the difference between the cost of high-sulfur fuel and that of low-sulfur fuel are also uncertain. Scarcity in the supply of high-sulfur fuel, or a lower-than-anticipated difference in the costs between the two types of fuel, may cause us to fail to recognize anticipated benefits from installing scrubbers.
Fuel is a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter and is an important factor in negotiating charter rates. Our operations and the performance of our vessels, and as a result our results of operations, cash flows and financial position, may be negatively affected to the extent that compliant sulfur fuel oils are unavailable, of low or inconsistent quality, if de-bunkering facilities are unavailable to permit our vessels to accept compliant fuels when required, or upon occurrence of any of the other foregoing events. Costs of compliance with these and other related regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.
While we carry cargo insurance to protect us against certain risks of loss of or damage to the procured commodities, we may not be adequately insured to cover any losses from such operational risks, which could have a material adverse effect on us. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash.

Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships do not pose any unnecessary risks to the environment, human health and safety while being recycled once they reach the end of their operational lives. The Hong Kong Convention has yet to be ratified by the required number of countries to enter into force. Upon the Hong Kong Convention's entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have periodic surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled.

The Hong Kong Convention, which is currently open for accession by IMO Member States, will enter into force 24 months after the date on which 15 IMO Member States, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approve accession. As of the date of this annual report, fifteen countries representing just over 30% of world merchant shipping tonnage have ratified or approved accession of the Hong Kong Convention.

On November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU Member State may be recycled only in facilities included on the European list of permitted ship recycling facilities. We are required to comply with EU Ship Recycling Regulation, on vessels flying EU flag or being located in EU waters when decision to scrap is made.

These regulatory developments, when implemented, may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual scrap value of a vessel, which could potentially not cover the cost to comply with latest requirements, which may have an adverse effect on our future performance, results of operations, cash flows and financial position.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the International Maritime Organization’s Marine Environment Protection Committee (“MEPC”) announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.
Since January 1, 2020, ships have to either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. In addition, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, scarcity of water resources, may negatively impact our operations. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention
('IOPP') renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 Discharge Performance Standard ('D-2 standard') on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. We currently have 18 vessels scheduled for ballast water treatment systems installation or upgrade and costs of compliance may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance, and enforcement regulations regarding ballast water.  The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

We currently have 10 vessels that are on fixed price management agreements with Frontline Management (Bermuda) Ltd., or Frontline Management, and Golden Ocean Group Management (Bermuda) Ltd, or Golden Ocean Management, which include the cost of complying with regulations. We have an additional 37 vessels and three drilling rigs employed under bareboat charters where the cost of fitting ballast water treatment systems would lie with the charterer, if such vessel is still employed under the relevant bareboat charter at the time the regulations become applicable. We also have 36 vessels employed in the spot market or under time charter agreements. These have either already been fitted with ballast water treatment systems or will have them fitted within the required deadlines. The costs of compliance may be substantial and could adversely affect our profitability.

A shift in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products may have a material adverse effect on our business.
A significant portion of our earnings are related to the oil industry. A shift in or disruption of the consumer demand from oil towards other energy resources such as electricity, natural gas, liquefied natural gas or hydrogen will potentially affect the demand for our product tankers. A shift from the use of internal combustion engine vehicles to electric vehicles may also reduce the demand for oil. These factors could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality. Changes to the trade patterns of refined oil products may have a significant negative or positive impact on the ton-mile and therefore the demand for our product tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels. At present, most piracy and armed robbery incidents are recurrent in the Gulf of Aden region off the coast of Somalia, South China Sea, Sulu Sea and Celebes Sea and in particular the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in 2019. Sporadic incidents of robbery are also reported in many parts of Asia. The political turmoil in the Middle East region may also lead to collateral damages in waters off Yemen. The current diplomatic crisis between Gulf Co-operation Council (GCC) countries may lead to an uncertain security situation in the Middle East region.
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

If our vessels call on ports located in countries or territories that are subject to restrictions, sanctions, or embargoes imposed by the U.S. government, the EU, the United Nations or other governments, it could lead to monetary fines or penalties and adversely affect our reputation and the market for our common shares and their trading price.

We do not directly engage in any shipping or drilling contracts or have plans to directly initiate any shipping or drilling contracts involving operations in countries or territories or with government-controlled entities in violation of any restrictions, sanctions and embargoes imposed by the U.S. government, the EU, the United Nations or other governments and/or identified by the U.S. government, as state sponsors of terrorism. Our contracts with our charterers may prohibit them from causing our vessels to call on ports located in sanctioned countries or territories or carrying cargo for entities that are subject to sanctions. Although, our customers who are bareboat charterers control the operation of our vessels, we have monitoring processes in place reasonably designed to ensure our compliance with economic sanctions and embargo laws. Nevertheless it remains possible that our charterers may cause our vessels to trade in violation of sanctions provisions.
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

We have leased two of our drilling units to two subsidiaries of Seadrill, namely Seadrill Deepwater Charterer Ltd., or Seadrill Deepwater, and Seadrill Offshore AS, or Seadrill Offshore. In addition, we have chartered one drilling unit to North Atlantic Linus Charterer Ltd., or North Atlantic Linus, which is a subsidiary of Seadrill. The performance under the above leases is guaranteed by Seadrill, and Seadrill Deepwater, Seadrill Offshore and North Atlantic Linus are collectively referred to as the Seadrill Charterers. Lower oil prices have resulted in reduced demand for drilling units, which has adversely affected the Seadrill Charterers' ability to secure drilling contracts and, therefore, their ability to make lease payments to us and resulted in the Bankruptcy of their parent company Seadrill.

In July, 2018, Seadrill emerged from Chapter 11 successfully completing its reorganization pursuant its plan of reorganization, or the Plan of Reorganization. We and our three unconsolidated subsidiaries owning the relevant drilling units were a part of the Plan of Reorganization and we agreed to reduce the contractual charter hire for the three rigs by approximately 29% for a period of five years starting in 2018, with the reduced amounts added back in the periods thereafter. The terms of the leases for West Hercules and West Taurus were extended by 13 months until December 2024, and the call options on behalf of the Seadrill Charterers under the relevant leases were also amended as part of the Plan of Reorganization.

There are no assurances that the Seadrill Charterers will be able to meet their obligations under the Plan of Reorganization following bankruptcy. On November 21, 2019, the news organization Reuters reported that Seadrill had commenced discussions with its bank lenders on how to restructure the company's debt. If Seadrill fails to meet its obligations under the Plan of Reorganization or otherwise restructures its obligations, we could, as part of a potential restructuring, sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, if any, in the future, and compliance with covenants in our credit facilities.

One of the drilling rigs leased to the Seadrill Charterers, the West Taurus, is currently idle, as the Seadrill Charterers have not been able to secure new drilling contracts in the current market. In the event that the Seadrill Charterers default on their obligations under the leases and the drilling units are redelivered to us, there is a significant risk that we would not be able to secure new employment for the rigs in the current market, which may have a material adverse effect on our business and our ability to pay dividends.

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

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude oil transport companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors.  These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets.  If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

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

Technological innovation and quality and efficiency requirements from our customers could reduce our charterhire income and the value of our vessels.

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. This could have an adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends.

Prolonged or significant downturns in the tanker, dry bulk carrier, container and offshore drilling charter markets may have an adverse effect on our earnings.

Although most of our vessels are employed on medium or long-term charters, prolonged or significant downturns in the markets in which we operate could have a significant and adverse effect in finding new customers in the short and long term market and on our existing customers' ability to continue to fulfill their obligations to us. It also affects the resale value of vessels.

Prior to the COVID-19 outbreak, the outlook was positive for the tanker market, according to industry sources. However, the tanker market is volatile. Over the past several years, an oversupply of vessels and the cut in OPEC production agreed in early 2017 has contributed to such volatility. This was countered in part in the second half of 2018 by increased scrapping. According to industry sources, spot earnings for Very Large Crude Carriers, or VLCCs, declined from an average of approximately $54,000 per day in December 2016, to an average of approximately $10,400 per day in December 2017, later increasing to an average of approximately $41,400 per day in 2019. Though spot earnings for VLCCs rose to approximately $95,200 per day, in December 2019 the recent COVID-19 outbreak and falling oil prices have put pressure on spot earnings during the first quarter of 2020. According to industry sources prior to the COVID-19 outbreak, tanker demand trends were projected to improve, however with the current COVID-19 outbreak demand is now uncertain. There can be no assurance that the tanker market will recover.

We currently have two vessels on charter to Frontline Shipping Limited (“Frontline Shipping”), an unguaranteed subsidiary of Frontline Ltd. (“Frontline”). When there are downturns in the tanker market, there is a significant risk that Frontline Shipping may not have sufficient funds to fulfill their obligations under the charters.

During the period from 2008 to 2016, the abrupt and dramatic downturn in the dry bulk charter market, from which we derive some of our revenues, has severely affected the dry bulk shipping industry. The Baltic Dry Index, or BDI, an index published by The Baltic Exchange of shipping rates for 20 key dry bulk routes, has fallen 97% from a peak of 11,793 in May 2008 to a low of 290 in February 2016. During 2019, the market has been negatively affected by the recent dam collapse at Vale’s mine in Brazil, potentially idling production capacity of 40 million metric tonnes per annum, over the next three years. Furthermore we have seen significant downward market pressure in the first quarter of 2020, with global economic growth expected to be significantly impacted by the outbreak of COVID-19, worldwide in the coming months. There can be no assurance that the dry bulk charter market will recover.

According to industry sources, the containership charter market generally saw improvement during 2019, compared to 2018 however with mixed trends. Improvements were led by larger vessels with support from vessels being taken out of service for scrubber retrofitting. Significant overcapacity continues to affect the balance of supply and demand, and there can be no assurance that the container market will continue to recover and the market will not decline. Furthermore we have seen significant downward market pressure in the first quarter of 2020, with global economic growth expected to be significantly impacted by the outbreak of COVID-19, worldwide in the coming months.

From 2011 to 2013, the oil price (Brent crude spot) averaged around $110 per barrel, however, over the course of 2014 the oil price fell to below $50 per barrel in December 2014 and the fall continued to under $30 per barrel in January 2016, although this recovered to an average of $43 per barrel in 2016 and increased to an average of $54 per barrel in 2017 and reached $71 per barrel in 2018. In March 2020 the oil price fell below $30 per barrel following OPEC's inability to reach an agreement in respect of oil production cuts. As a consequence of these reductions in oil prices, oil and gas companies significantly reduced their exploration and development activities, resulting in many drilling companies laying up rigs and experiencing financial difficulties, including our customer Seadrill. Furthermore we have seen significant downward market pressure in the first quarter of 2020, with global economic growth expected to be significantly impacted by the outbreak of COVID-19, worldwide in the coming months.

According to industry sources, the Offshore Support Vessel ("OSV") market remains one of the most severely affected by the offshore downturn. At December 31, 2019, we had five offshore supply vessels on long term charters to Deep Sea Supply Shipowning II AS (the “Solstad Charterer”), which was a wholly owned subsidiary of Solship Invest 3 AS ("Solship") which is a wholly owned unguaranteed subsidiary of Solstad Offshore ASA (“Solstad”). As of the date of this annual report, the charters were terminated and four of the five vessels were sold to third parties with the final vessel expected to be recycled in the second quarter of 2020. We do not have any other vessels operating in the OSV market.

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

In addition, because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount in those financial statements, resulting in a loss and a reduction in earnings.

World events could adversely affect our results of operations and financial condition.

Continuing conflicts and recent developments in the Middle East, including increased tensions between the United States and Iran which in January 2020 escalated into a U.S. airstrike in Baghdad that killed a high-ranking Iranian general, and the presence of United States and other armed forces in Afghanistan, Syria or Iraq, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets and international commerce. Additionally any further escalations in tension between the United States and Iran could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in 2019). These uncertainties could also adversely affect our ability to obtain financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences, or the perception that our vessels are potential terrorist targets, could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business.

In addition, public health threats, such as the COVID-19 outbreak (as described more fully below), influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, the timing of completion of any outstanding or future newbuilding projects, as well as the operations of our customers.

The recent outbreak of coronavirus COVID-19, a virus causing potentially deadly respiratory tract infections first identified in China, has negatively affected economic conditions regionally as well as globally and we expect to otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures. In response to the virus, a number of countries throughout the world including China, Italy, Spain and France have implemented lockdown measures, and other countries and local governments may enact similar policies. As of March 15, 2020, the United States has temporarily restricted travel by foreign nationals into the country from a number of areas, including China and Europe. In addition, on March 18, 2020, the U.S. and Canada agreed to restrict all nonessential travel across the border. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, have had and are likely to continue to have an adverse impact on global economic conditions, which could materially adversely affect our future operations. Uncertainties regarding the economic impact of the COVID-19 outbreak are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. As a result of these measures, our vessels may not be able to call on ports, or may be restricted from disembarking from ports, located in regions affected by the outbreak. In addition we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew change, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production which may lead to reduced cargo demand, amongst other potential consequences attendant to epidemic and pandemic diseases. The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, we cannot predict the impact it may have on our future operations, which could be material and adverse, particularly if the pandemic continues to evolve into a severe worldwide health crisis.

In addition, public health threats in any area, including areas where we do not operate, could disrupt international transportation. Our crews generally work on a rotation basis, with a substantial portion relying on international air transport for rotation. Any such disruptions could impact the cost of rotating our crews, and possibly impact our ability to maintain a full crew on all rigs at a given time. Any of these public health threats and related consequences could adversely affect our financial results.

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

In the event of a vessel casualty or other catastrophic event, we will rely on the marine insurance policies to pay the insured value of the vessel or the damages incurred. Through the agreements with our vessel managers, we procure insurance for most of the vessels in our fleet employed under time and voyage charters against those risks that we believe the shipping industry commonly insures against. These insurances include marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks and crew insurances, and war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against one or more of our vessels for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt the cash flow of the charterer and/or our cash flow and require us to pay a significant amount of money to have the arrest lifted, which would have an adverse effect on our financial condition and results of operations.

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

Two of the tanker vessels in our fleet are chartered to a subsidiary of Frontline, namely Frontline Shipping. In addition, we have chartered three of our drilling units to the Seadrill Charterers and eight dry bulk carriers to Golden Ocean Trading Limited, or the Golden Ocean Charterer, all of which are related parties. In addition, we have 32 container vessels on long-term bareboat charters to MSC and 10 container vessels on long-term time charters to Maersk, and multiple other assets chartered to a number of counterparties. Our other vessels that have charters attached to them are chartered to other customers under short, medium or long term time and bareboat charters.

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

We have two remaining VLCCs on long term charters to Frontline Shipping and in which performance under the charters is not guaranteed by Frontline. With the current depressed tanker market, there is a significant risk that Frontline Shipping may not have sufficient funds to fulfil their obligations under the charters, which may have an adverse effect on our earnings and profitability, and our ability to pay dividends to our shareholders.

The amount of profit sharing payment we receive under our charters with Frontline Shipping, the Golden Ocean Charterer, and other charterers, if any, may depend on prevailing spot market rates, which are volatile.

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

The amount of fuel saving payment we receive under our charters with Maersk, if any, depends on prevailing fuel costs, which are volatile.

In May 2019 and January 2020, we agreed to fund the installation of scrubbers on seven vessels for an aggregate financing amount of $42.5 million, in return for receiving a share of the fuel savings expected to be achieved by the charterer, Maersk. The fuel savings will depend on the price difference between IMO compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers.

We cannot assure you that we will receive any fuel saving payments for any periods in the future, which may have an adverse effect on our results and financial condition and our ability to pay dividends in the future.

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

Certain of our directors, executive officers and major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, Hemen, Holding Ltd, or Hemen a company indirectly controlled by trusts established by Mr. John Fredriksen, for the benefit of his immediate family, and certain of its affiliates, may be deemed to beneficially own approximately 22.5% of our issued and outstanding common shares as at March 27, 2020. Furthermore, in February 2020, Ms. Kathrine Astrup Fredriksen, who is the daughter of Mr. John Fredriksen, became a Director of the Company.

Hemen is also a principal shareholder of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries, or the Hemen Related Companies. In addition, certain directors, including Mr. Cordia and Mr. O'Shaughnessy, also serve on the boards of one or more of the Hemen Related Companies, including but not limited to Frontline, Golden Ocean, Northern Drilling Ltd, Archer Limited, and Seadrill. There may be real or apparent conflicts of interest with respect to matters affecting Hemen and other Hemen Related Companies whose interests in some circumstances may be adverse to our interests.

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

We recently underwent a director transition and there is a possibility that we may in the future be unable to retain and recruit qualified key executives, key employees or key consultants, which may delay our development efforts or otherwise harm our business.

We announced the appointment of Mr. Hjertaker as a director of the Company to fill the vacancy created by Mr. Thorstein’s resignation as a director in October 2019. Mr. Hjertaker has served as Chief Executive Officer of SFL Management AS and our Principal Executive Officer since July 2009, prior to which he served as the Chief Financial Officer or our Principal Financial Officer from September 2006. Additionally, in February 2020, our Board of Directors appointed Ms. Kathrine Astrup Fredriksen as a Director of the Company. Our future development and prospects depend to a large degree on the experience, performance and continued service of our directors and senior management team. Retention of these services or the identification of suitable replacements in case of future vacancies cannot be guaranteed. There can be no guarantee that the services of the current directors and senior management team will be retained, or that suitably skilled and qualified individuals can be identified and employed, which may adversely impact our ability to commercial and financial performance. The loss of the services of any of the directors or other members of the senior management team and the costs of recruiting replacements may have a material adverse effect on our commercial and financial performance as well. If we are unable to hire, train and retain such personnel in a timely manner, our operations could be delayed and our ability to grow our business will be impaired and the delay and inability may have a detrimental effect upon our performance.

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

We may enter into transactions that expose us to additional risk outside our core business

We may enter into transactions that could expose us to additional market, financial and regulatory risks that our outside our core business. For example, during December 2019, we signed a $7.5 million senior unsecured revolving credit facility agreement with ADS Crude Carriers Plc ("ADS Crude Carriers"), as ‘Borrower’ whereby we will provide $5 million of the unsecured facility, or 67%. The facility is available for 12 months and carries an interest rate and a commitment fee on the undrawn available balance of the facility. The facility remains undrawn by ADS Crude Carriers as at March 27, 2020.

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

Under these rules, if our income from our time charters is considered to be passive rental income, rather than income from the performance of services, we will be considered to be a PFIC. We believe that it is more likely than not that our income from time charters will not be treated as passive rental income for purposes of determining whether we are a PFIC. Correspondingly, we believe that the assets that we own and operate in connection with the production of such income do not constitute passive assets for purposes of determining whether we are a PFIC. This position is principally based upon the positions that (1) our time charter income will constitute services income, rather than rental income, and (2) Frontline Management and Golden Ocean Management, which provide services to certain of our time-chartered vessels, will be respected as separate entities from Frontline Shipping and the Golden Ocean Charterer, with which they are respectively affiliated. We do not believe that we will be treated as a PFIC for our 2019 taxable year. Nevertheless, for the 2020 taxable year and future taxable years, depending upon the relative amounts of income we derive from our various assets as well as their relative fair market values, we may be treated as a PFIC.

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

We believe that we and each of our subsidiaries qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes for the 2019 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For example, if Hemen, who we believe to be a non-qualified shareholder, were to, in combination with other non-qualified shareholders, come to own 50% or more of our outstanding common shares for more than half the days during the taxable year, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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

The Economic Substance Act 2018 and the Economic Substance Regulations 2018 of Bermuda (the “Economic Substance Act” and the “Economic Substance Regulations”, respectively) became operative on December 31, 2018.  The Economic Substance Act applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. Relevant activities for the purposes of the Economic Substance Act are banking business, insurance business, fund management business, financing business, leasing business, headquarters business, shipping business, distribution and service center business, intellectual property holding business and conducting business as a holding entity.

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

In addition to the two vessels on charter to Frontline Shipping and the eight vessels on charter to Golden Ocean Charterer, we also have 14 container vessels, two feeder container vessels, five dry bulk carriers and two product tankers employed on time charters, and two Suezmax tankers, nine dry bulk carriers and two car carriers employed in the spot or short term time charter market. The agreements for the technical and operational management of these vessels are not fixed price agreements, and we cannot assure you that any further vessels which we may acquire in the future will be operated under fixed price management agreements.

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

The London Interbank Offered Rate (“LIBOR”) is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations. LIBOR has been volatile in the past, with the spread between LIBOR and the prime lending rate widening significantly at times. Because the interest rates borne by a majority of our outstanding indebtedness fluctuate with changes in LIBOR, significant changes in LIBOR would have a material effect on the amount of interest payable on our debt, which in turn, could have an adverse effect on our financial condition.

Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process, in recent years, it is likely that LIBOR will be phased out in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow. In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition from LIBOR to SOFR could be significant for us.

In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates.

A change in foreign exchange rates could materially and adversely affect our financial position.

As of December 31, 2019, we had approximately $216.3 million equivalent in senior unsecured bonds denominated in Norwegian Korner (“NOK”). Although the effect on profitability is managed through the use of currency swaps, liquidity may be affected during the period of the swap contracts arising from the requirement to pay collateral if the NOK currency rates move adversely compared to the United States Dollar (“USD”). This could have a material adverse effect on our liquidity, depending on the magnitude of the currency fluctuation.

A change in interest rates could materially and adversely affect our financial performance and financial position.

As of December 31, 2019, we and our consolidated subsidiaries had approximately $1.2 billion in floating rate debt outstanding under our credit facilities, and a further approximately $0.6 billion in floating rate debt held by our unconsolidated wholly-owned subsidiaries accounted for under the equity method. Although we use interest rate swaps to manage our interest rate exposure and have interest rate adjustment clauses in some of our chartering agreements, we are exposed to fluctuations in interest rates. For a portion of our floating rate debt, if interest rates rise, interest payments on our floating rate debt that we have not swapped into effectively fixed rates would increase.

As of December 31, 2019, we and our consolidated subsidiaries and our wholly-owned subsidiaries accounted for under the equity method have entered into interest rate swaps which fix the interest on approximately $1.0 billion of our outstanding indebtedness.

An increase in interest rates could cause us to incur additional costs associated with our debt service, which may materially and adversely affect our results of operations. Our maximum exposure to interest rate fluctuations on our outstanding debt at December 31, 2019, was approximately $0.9 billion, including our equity-accounted subsidiaries.  A one percentage change in interest rates would, based on our estimates, increase or decrease interest rate exposure by approximately $1.7 million per year as of December 31, 2019.  The figure does not take into account that certain of our charter contracts include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding debt related to the assets on charter. At December 31, 2019, $0.7 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity-accounted subsidiaries. None of this was subject to interest rate swaps and the balance of $0.7 billion remained on a floating rate basis. Our net exposure to floating rate debt is therefore $166.6 million.

The interest rate swaps that have been entered into by us and our subsidiaries are derivative financial instruments that effectively translate floating rate debt into fixed rate debt. US GAAP requires that these derivatives be valued at current market prices in our financial statements, with increases or decreases in valuations reflected in results of operations or, if the instrument is designated as a hedge, in other comprehensive income. Changes in interest rates give rise to changes in the valuations of interest rate swaps and could adversely affect results of operations and other comprehensive income.

Our liquidity may be affected during the period of the swap contracts arising from the requirement to pay collateral if current interest rates move significantly adversely compared to the swap interest rates. This could have a material adverse effect on our liquidity, depending on the magnitude of the fluctuation.

We may have difficulty managing our planned growth properly.

Since our original acquisitions from Frontline, we have expanded and diversified our fleet, and we are performing certain administrative services through our wholly-owned subsidiaries SFL Management AS, SFL Management (Bermuda) Limited and Ship Finance Management (UK) Limited.

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

Furthermore, our debt agreements, including our bond agreements, contain cross-default provisions that may be triggered by a default under one of our other debt agreements. The cross default provisions imply that a failure by us as guarantor or issuer, to pay any financial indebtedness above certain thresholds when due, or within any applicable grace period, could result in a default under our other debt agreements.

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

The market price of our common shares has been volatile. For the year ended December 31, 2019, the closing market price of our common shares ranged from a high of $15.06 on October 23, 2019, to a low of $10.74 on January 3, 2019. The market price of our common shares may continue to fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, changes in key management personnel, any reductions in the payment of our dividends or changes in our dividend policy, mergers and strategic alliances in the shipping and offshore industries, market conditions in the shipping and offshore industries, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, perceived or actual inability by our chartering counterparts to fully perform under the charter parties, including the Seadrill Charterers and Frontline Shipping announcements concerning us or our competitors and the general state of the securities market. The shipping and offshore industries have been highly unpredictable and volatile. The market for common shares in these industries may be equally volatile. The market volatility in equities has increased considerably into the first quarter of 2020, with closing prices of our common shares on the New York Stock Exchange ranging between $6.99 per share on March 23, 2020 and $14.59 per share on January 2, 2020. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price, also when adjusted for any dividends. Additionally, to the extent that the price of our common shares declines, our ability to raise funds through the issuance of equity, or otherwise using our common shares as consideration, will be reduced.

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

Because our offices and the majority of our assets are located outside the United States, you may not be able to bring suit against us, or enforce a judgment obtained against us in the United States.

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

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

We are SFL Corporation Ltd. a Bermuda-based company incorporated in Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and also involved in the charter, purchase and sale of assets.  Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s internet site is www.sec.gov. None of the information contained on these websites is incorporated into or forms a part of this annual report.

We operate through subsidiaries located in Bermuda, Cyprus, Malta, Liberia, Norway, the United Kingdom and the Marshall Islands.

We are an international ship owning and chartering company with a large and diverse asset base across the maritime and offshore industries. As at March 27, 2020, our assets consist of seven crude oil tankers, 22 dry bulk carriers, 48 container vessels (including 11 capital lease vessels), two car carriers, one jack-up drilling rig two ultra-deepwater drilling units, two chemical tankers and two oil product tankers. Our crude oil tankers, chemical tankers and oil product tankers are all double-hull vessels.

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

Since 2004, we have diversified our asset base and now have eight asset types, which comprise crude oil tankers, chemical tankers, oil product tankers, container vessels, car carriers, dry bulk carriers, jack-up drilling rigs and ultra-deepwater drilling units. In addition, we have certain financial investments.

Acquisitions and Disposals

Acquisitions
In the year ended December 31, 2019, we took delivery of the following vessels:

•
In July 2019, we acquired and took delivery of three 1997-2001 built feeder size container vessels ranging in size from 2,400-4,400 TEU. Upon delivery, the vessels immediately commenced approximately six year fixed rate bareboat charters to an unrelated third party.

•
In September, October and November 2019, we acquired and took delivery of three 2019 built 300,000 dwt VLCCs - Hunter Atla, Hunter Laga and Hunter Saga respectively. Upon delivery, the vessels immediately commenced five year bareboat charter to an unrelated third party.

We have not taken delivery of any new vessels between December 31, 2019 and March 27, 2020.

Disposals
In the year ended December 31, 2019, we did not dispose of any vessels.

We have disposed of the following vessel between December 31, 2019 and March 27, 2020:

•
In February 2020, we delivered the 2002-built VLCC Front Hakata to an unrelated third party for sale proceeds of $33.5 million. Furthermore, we agreed with Frontline Shipping Limited (“FSL”), to terminate the long-term charter for the vessel upon the sale and delivery and paid $3.2 million compensation to FSL for early termination of the charter.

•
In February 2020, SFL agreed with Solstad to terminate the charter agreements for three of our offshore support vessels. Consequently, we delivered Sea Cheetah and Sea Jaguar to an unrelated third party for gross sale proceeds of $3.0 million. Sea Leopard has been sold for recycling to Green Yard in Norway with scheduled delivery in the second quarter of 2020. The recycling of the vessel will be in accordance with the European Ship Recycling Regulation.

•	In March 2020, we terminated the charters of and delivered Sea Halibut and Sea Pike to an unrelated third party for gross sales proceeds of $1.5 million.

Other Developments

In February 2019, we exercised our options under the original charter agreements to extend the charter period for four 4,100 TEU container vessels, MSC Katya R., MSC Julia R., MSC Vaishnavi R. and MSC Arushi R. on charter to MSC for a period of two years. We concluded that the extension of the charter contracts did not affect the classification of the vessels as operating leases.

In February 2019, we extended the bareboat charter agreements with MSC for two 5,800 TEU container vessels, MSC Margarita and MSC Vidhi, which were previously reported under vessels and equipment and were reclassified to sales type leases as a result of amendments made to the charter contract. Included in the amendments to the contracts, the charterer has a fixed price purchase obligation at the expiry of the additional five year charter period.

In April 2019, the two 6,500 CEU car carriers, SFL Conductor and Glovis Composer, were re-chartered for 12 months to Hyundai Glovis at a revised charter hire.

In May 2019, we agreed to extend the charters on the four 8,700 TEU container vessels San Felipe, San Felix, San Francisca and San Fernando to Maersk Line. The initial seven-year charters were extended by an additional three year period at a revised charter hire. As part of the charter agreement, we agreed to install scrubbers on these vessels and will receive a share of the cost savings achieved by the charterer on fuel price from using the scrubbers.

In August 2019, an agreement was entered into with Maersk relating to the installation of scrubbers on Cap San Juan, Cap San Lazaro and Cap San Vincent. We agreed to fund the installation cost of each scrubber which we intend to recover through increased charterhire effective January 2020 until the expiry of the initial fixed period of the charters in 2024. The installation of the scrubbers will be carried out during the vessels’ next scheduled dry dockings. The responsibility for installation of the scrubber will remain with the charterer.

In October 2019, Solship announced that the Standstill Agreement was extended until March 31, 2020, subject to agreed milestones being met throughout the suspension period. The Company initially entered into the Standstill Agreement (following the previously implemented Restructuring Agreement) with Solship in April 2019. Per the Standstill Agreement, and subsequent amendments to it, 100% of charter hire for vessels on charter to Solship is deferred throughout the suspension period. In February and March 2020, SFL agreed with Solstad to terminate the charter agreements for all five of the vessels on charter to its subsidiaries. Four of the vessels, accounted for as "Vessels and equipment, net", have been sold and delivered to to their new third party owners, while the final vessel, accounted for as "Investment in direct financing leases" is currently in layup and is scheduled to be recycled in Norway during the second quarter of 2020. The disposals are not expected result in material gains or losses.

In December 2019, we entered into amendments to the charter agreements with Golden Ocean whereby we agreed to fund the installation of scrubbers to be fitted on seven Capesize bulk carriers in exchange for increased charter rates from January 1, 2020 to June 30, 2025. The profit share threshold will be unaffected by the amendment.

In November 2018, we entered into amendments to the charter agreements with Frontline whereby we agreed to finance 50% of the cost of scrubbers fitted during the fourth quarter of 2019 on two VLCCs. The profit share threshold set forth in the original charter agreement between us and Frontline remain unaffected by the amendments.

In March 2020, we agreed to extend the charters on the three 9,300 to 9,500 TEU container vessels Maersk Sarat, Maersk Skarstind and Maersk Shivling to Maersk Line. The initial five-year charters were extended by an additional 44 month period at a revised charter hire. As part of the charter agreement we agreed to finance the scrubbers to be installed on these vessels and we will receive a share of the cost savings achieved by the charterer on fuel price from using the scrubbers.

In February 2020, we received $19.9 million in settlement of the loan notes which were received following the sale of Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake in 2018. We expect to recognize a gain of $4.4 million million in the first quarter of 2020.

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

(2)
Diversify our asset base.  Since 2004, we have diversified our asset base and now have eight asset types, which comprise crude oil tankers, chemical tankers, oil product tankers, container vessels, car carriers, dry bulk carriers, jack-up drilling rigs and ultra-deepwater drilling units. We believe that there are other attractive markets that could provide us with the opportunity to further diversify our asset base.  These markets include vessels and other assets that are of long-term strategic importance to certain operators in the shipping and offshore industries. We believe that the expertise and relationships of our management, together with our relationship and affiliation with Mr. John Fredriksen, could provide us with incremental opportunities to expand our asset base.

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

Customers

As at March 27, 2020, our customers includes, among others, Frontline Shipping Limited (“Frontline Shipping”), Seadrill Limited (“Seadrill”), Golden Ocean Group Limited (“Golden Ocean”), Sinochem Shipping Co. Ltd (“Sinochem”), Hyundai Glovis Co. Ltd. (“Hyundai Glovis”), Sinotrans Shipping Limited (“Sinotrans”), Maersk Line A/S (“Maersk”), Maersk Sealand Pte Ltd, MSC Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. (“MSC”), Phillips 66 Company (“Phillips 66”), Evergreen Marine Corporation (Taiwan) Ltd. and its affiliate Evergreen Marine (Singapore) Pte Ltd (“Evergreen”), Hunter Group ASA ("Hunter Group") .

In the year ended December 31, 2019, Frontline Shipping accounted for 4% of our consolidated operating revenues (2018: 8%, 2017: 15%). In the year ended December 31, 2019, we had eight Capesize dry bulk carriers leased to a subsidiary of Golden Ocean which accounted for approximately 11% of our consolidated operating revenues (2018: 13%, 2017: 14%).

We also had 32 container vessels on long-term bareboat charters to MSC, which accounted for approximately 14% of our consolidated operating revenues in the year ended December 31, 2019 (2018: 11%, 2017: 10%).

Following the acquisition of Hamburg Süd by Maersk Line A/S (“Maersk”) in November 2017, we had 10 container vessels on long-term time charters to Maersk at December 31, 2019, which accounted for approximately 30% of our consolidated operating revenues (2018: 27%; 2017: 14%).

Our income earned from Seadrill is through three wholly owned subsidiaries which are accounted for using the equity method, that lease drilling units to subsidiaries of Seadrill. In the year ended December 31, 2019, income from associated companies accounted for 35.0% of our net income (2018: 39.1%, 2017: 38.6%).

Competition

We currently operate in several sectors of the shipping and offshore industry, including oil transportation, dry bulk shipments, chemical transportation, oil products transportation, container transportation, car transportation, drilling rigs and offshore support vessels.

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

One of our jack-up drilling rigs and our ultra-deepwater drilling units are chartered out on long-term charters to contractors. Jack-up drilling rigs and ultra-deepwater drilling units are normally chartered by oil companies on a shorter-term basis linked to area-specific well drilling or oil exploration activities, but there have also been longer period charters available when oil companies want to cover their longer term requirements for such vessels. Ultra-deepwater semi-submersible drilling rigs are self-propelled, and can therefore easily move between geographic areas. Jack-up drilling rigs are not self-propelled, but it is common to move these assets over long distances on heavy-lift vessels. Therefore, the markets and competition for these rigs are effectively world-wide.

Competition for charters in all the above sectors is intense and is based upon price, location, size, age, condition and acceptability of the vessel/rig and its manager. Competition is also affected by the availability of other size vessels/rigs to compete in the trades in which we engage. Most of our existing vessels are chartered at fixed rates on a long-term basis and are thus not directly affected by competition in the short-term. However, tankers chartered to Frontline Shipping and dry bulk carriers chartered to the Golden Ocean Charterer are subject to profit sharing agreements, which will be affected by competition experienced by the charterers.

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
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emission standards titled IMO-2020 took effect on January 1, 2020.
In 2012, the MEPC adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk, or the “IBC Code.” The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.
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
Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide ("NOx") standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

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
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.
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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 72, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial.

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
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, March 27, 2020, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation). Effective November 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and intend to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019 rolled back certain reforms regarding the safety of drilling operations, and the U.S. President has proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. The effects of these proposals and changes are currently unknown. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.

Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or "SIPs", designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.
The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule,” which replaces the rule published on October 22, 2019, and redefines “waters of the United States.” The effect of this rule is currently unknown.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.

The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually which may cause us to incur additional expenses.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that vessels in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement, which provides for a four-year exit process, meaning that the earliest possible effective withdrawal date cannot be before November 4, 2020. The timing and effect of such action has yet to be determined.

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

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

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

International Labour Organization

The International Labour Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labour Convention 2006 (“MLC 2006”). A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international. voyages or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

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
The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

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
The U.S. Bureau of Ocean Energy Management, or "BOEM", periodically issues guidelines for rig fitness requirements in the Gulf of Mexico and may take other steps that could increase the cost of operations or reduce the area of operations for our units, thus reducing their marketability. Implementation of BOEM guidelines or regulations may subject us to increased costs or limit the operational capabilities of our units, and could materially and adversely affect our operations and financial condition.
In addition to the MARPOL, OPA and CERCLA requirements described above, our international offshore drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the importation of and operation of drilling units and equipment, currency conversions and repatriation, oil and gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors, and duties on the importation and exportation of drilling units and other equipment. New environmental or safety laws and regulations could be enacted, which could adversely affect our ability to operate in certain jurisdictions. Governments in some countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas, and other aspects of the oil and gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and gas companies and may continue to do so. For example, on December 20, 2016, the U.S. President invoked a law that banned offshore oil and gas drilling in large areas of the Arctic and the Atlantic Seaboard. A recent executive order sought to loosen that ban but was blocked by a federal court ruling in Alaska. The current administration appealed the decision. In September 2019, the House of Representatives passed two bills banning offshore oil and gas drilling off the Atlantic and Pacific coasts and the Gulf Coast of Florida. The House is also set to vote on a third bill banning drilling in Alaska’s Arctic National Wildlife Refuge. In conjunction with the 2016 U.S. ban, the government of Canada simultaneously banned new drilling in Canadian Arctic waters. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings. Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or "the Rules", which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. Save for vessels and rigs in lay up, all of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).
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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Associations,” and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$ 8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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

Seasonality

A large part of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Our tankers on charter to Frontline Shipping and our dry bulk carriers on charter to the Golden Ocean Charterer are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. We also have nine dry bulk carriers, two Suezmax tankers and two car carriers trading in the spot or short term time charter market, and the effects of seasonality may affect the earnings of these vessels. Following existing and planned scrubber installations on seven container vessels on charter to Maersk, there are sharing arrangements on fuel cost savings with Maersk. The fuel savings will depend on the price difference between IMO compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers.

C. ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D. PROPERTY, PLANTS AND EQUIPMENT

We own a substantially modern fleet of vessels. The following table sets forth the fleet that we own or charter-in as of March 27, 2020. All of the VLCCs, Suezmax tankers, product tankers and chemical tankers are double-hull vessels.

	Approximate			Lease	Charter Termination
Vessel	Built	Dwt.	Flag	Classification	Date
VLCCs
Front Energy	2004	305,000	MI	Direct Financing	2027
Front Force	2004	305,000	MI	Direct Financing	2027
Hunter Atla	2019	300,000	MI	Leaseback assets	2024
Hunter Saga	2019	300,000	MI	Leaseback assets	2024
Hunter Laga	2019	300,000	MI	Leaseback assets	2024

Suezmaxes
Glorycrown	2009	156,000	MI	n/a	n/a	(2)
Everbright	2010	156,000	MI	n/a	n/a	(2)

Capesize Dry Bulk Carriers
Belgravia	2009	170,000	MI	Operating	2025	(1)
Battersea	2009	170,000	MI	Operating	2025	(1)
Golden Magnum	2009	180,000	HK	Operating	2025	(1)
Golden Beijing	2010	176,000	HK	Operating	2025	(1)
Golden Future	2010	176,000	HK	Operating	2025	(1)
Golden Zhejiang	2010	176,000	HK	Operating	2025	(1)
Golden Zhoushan	2011	176,000	HK	Operating	2025	(1)
KSL China	2013	180,000	MI	Operating	2025	(1)

Kamsarmax Dry Bulk Carriers
Sinochart Beijing	2012	82,000	HK	Operating	2022
Min Sheng 1	2012	82,000	HK	Operating	2022

Handysize Dry Bulk Carriers
SFL Spey	2011	34,000	HK	n/a	n/a	(2)
SFL Medway	2011	34,000	HK	n/a	n/a	(2)
SFL Trent	2012	34,000	HK	n/a	n/a	(2)
SFL Kent	2012	34,000	HK	n/a	n/a	(2)
SFL Tyne	2012	32,000	HK	n/a	n/a	(2)
SFL Clyde	2012	32,000	HK	n/a	n/a	(2)
SFL Dee	2013	32,000	HK	n/a	n/a	(2)

Product Tankers
SFL Trinity	2017	114,000	MI	Operating	2024
SFL Sabine	2017	114,000	MI	Operating	2024

Chemical Tankers
Maria Victoria V	2008	17,000	PAN	Operating	2021	(1)

SC Guangzhou	2008	17,000	PAN	Operating	2021	(1)

Container vessels
MSC Margarita	2001	5,800 TEU	LIB	Sales Type	2024	(1) (5)
MSC Vidhi	2002	5,800 TEU	LIB	Sales Type	2024	(1) (5)
MSC Vaishnavi R.	2002	4,100 TEU	LIB	Operating	2021
MSC Julia R.	2002	4,100 TEU	LIB	Operating	2021
MSC Arushi R.	2002	4,100 TEU	LIB	Operating	2021
MSC Katya R.	2002	4,100 TEU	LIB	Operating	2021
MSC Anisha R.	2002	4,100 TEU	LIB	Operating	2020	(1)
MSC Vidisha R.	2002	4,100 TEU	LIB	Operating	2020	(1)
MSC Zlata R.	2002	4,100 TEU	LIB	Operating	2020	(1)
MSC Alice	2003	1,700 TEU	MI	Sales Type	2022	(1)
Asian Ace	2005	1,700 TEU	LIB	n/a	n/a	(2)
Green Ace	2005	1,700 TEU	LIB	n/a	n/a	(2)
San Felipe	2014	8,700 TEU	MI	Operating	2024
San Felix	2014	8,700 TEU	MI	Operating	2024
San Fernando	2015	8,700 TEU	MI	Operating	2025
San Francisca	2015	8,700 TEU	MI	Operating	2025
Maersk Sarat	2015	9,500 TEU	LIB	Operating	2024
Maersk Skarstind	2016	9,500 TEU	LIB	Operating	2024
Maersk Shivling	2016	9,300 TEU	LIB	Operating	2025
MSC Anna	2016	19,200 TEU	LIB	Direct Financing	2031	(1) (3)
MSC Viviana	2017	19,200 TEU	LIB	Direct Financing	2032	(1) (3)
MSC Alabama	1996	3,424 TEU	PAN	Direct Financing	2025	(1)
MSC Alyssa	2001	4,354 TEU	PAN	Direct Financing	2025	(1)
MSC Belle	1998	1,098 TEU	PAN	Direct Financing	2025	(1)
MSC Caitlin	1998	1,733 TEU	LIB	Direct Financing	2025	(1)
MSC Edith	1998	1,733 TEU	LIB	Direct Financing	2025	(1)
MSC Erminia	1993	3,720 TEU	PAN	Direct Financing	2025	(1)
MSC Giannina	1997	2,061 TEU	PT	Direct Financing	2025	(1)
MSC Himanshi	1997	2,072 TEU	LIB	Direct Financing	2025	(1)
MSC Japan	1996	3,424 TEU	PAN	Direct Financing	2025	(1)
MSC Jemima	1994	2,394 TEU	PAN	Direct Financing	2025	(1)
MSC Korea	1996	3,424 TEU	PAN	Direct Financing	2025	(1)
MSC Mandy	1993	3,007 TEU	PAN	Direct Financing	2025	(1)
MSC Nilgun	1994	2,394 TEU	PAN	Direct Financing	2025	(1)
MSC Rossella	1993	3,502 TEU	PAN	Direct Financing	2025	(1)
MSC Santhya	1991	3,005 TEU	PAN	Direct Financing	2025	(1)
Thalassa Axia	2014	13,800 TEU	LIB	Operating	2024	(6)
Thalassa Doxa	2014	13,800 TEU	LIB	Operating	2024	(6)
Thalassa Mana	2014	13,800 TEU	LIB	Operating	2024	(6)
Thalassa Tyhi	2014	13,800 TEU	LIB	Operating	2024	(6)
Cap San Vincent	2015	10,600 TEU	MI	Operating	2024	(1) (4)
Cap San Lazaro	2015	10,600 TEU	MI	Operating	2024	(1) (4)
Cap San Juan	2015	10,600 TEU	MI	Operating	2024	(1) (4)

MSC Erica	2016	19.400 TEU	LIB	Direct Financing	2033	(1) (3)
MSC Reef	2016	19.400 TEU	LIB	Direct Financing	2033	(1) (3)
MSC England	2001	4,132 TEU	LIB	Leaseback assets	2025	(1)
MSC Sarah	2000	4,400 TEU	LIB	Leaseback assets	2025	(1)
MSC Positano	1997	2,456 TEU	LIB	Leaseback assets	2025	(1)

Car Carriers
Composer	2005	6,500 CEU	HK	n/a	n/a	(2)
Conductor	2006	6,500 CEU	PAN	n/a	n/a	(2)

Jack-Up Drilling Rigs
West Linus	2014	450 ft	NOR	Direct Financing	2029	(1)

Ultra-Deepwater Drill Units
West Hercules	2008	10,000 ft	PAN	Direct Financing	2024	(1)
West Taurus	2008	10,000 ft	PAN	Direct Financing	2024	(1)

Supramax Dry Bulk Carriers
SFL Hudson	2009	57,000	MI	Operating	2020
SFL Yukon	2010	57,000	HK	n/a	n/a	(2)
SFL Sara	2011	57,000	HK	n/a	n/a	(2)
SFL Kate	2011	57,000	HK	Operating	2021
SFL Humber	2012	57,000	HK	Operating	2022

Key to Flags: HK – Hong Kong, LIB – Liberia, MI – Marshall Islands, PAN – Panama, PT – Portugal, NOR – Norway.

Notes:

(1)	Charterer has purchase options or obligations during the term or at the end of the charter.

(2)	Currently employed on a short-term charter or trading in the spot market.

(3)	Vessel chartered-in and out on direct financing leases.

(4)	Vessel chartered-in as finance leases and out as operating leases.

(5)	These vessels were extended in 2019 and lease classification changed from operating leases to sales type leases.

(6)	Extended in 2020. Lease assessment is preliminary and may change.

Substantially, all of our owned vessels and rigs are pledged under mortgages, excluding three of the 1,700 TEU container vessels and two chemical tankers.

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

Fleet Development

The following table summarizes the development of our active fleet of vessels, including four chartered-in container vessels and seven container vessels financed through sale and leaseback transactions:

	Total fleet	Additions/ Disposals		Total fleet	Additions/ Disposals		Total fleet
Vessel type	December 31, 2017	2018		December 31, 2018	2019		December 31, 2019
Oil Tankers	11		-6	5	+3		8
Chemical tankers	2			2			2
Dry bulk carriers	22			22			22
Container vessels	22	+24	-1	45	+3		48
Car carriers	2			2			2
Jack-up drilling rigs	2		-1	1			1
Ultra-deepwater drill units	2			2			2
Offshore support vessels	5			5			5
Product tankers	2			2			2

Total Active Fleet	70	+24	-8	86	+6	—	92

There have not been any deliveries that have taken place or are scheduled to take place between January 1, 2020 and March 27, 2020. There have been disposals of one oil tanker, Front Hakata and four off-shore support vessels - Sea Cheetah, Sea Jaguar, Sea Pike and Sea Halibut between January 1, 2020 and March 27, 2020. Sea Leopard has been sold for recycling to Green Yard in Norway with scheduled delivery in the second quarter of 2020.

Factors Affecting Our Current and Future Results

Principal factors that have affected our results since 2004, and are expected to affect our future results of operations and financial position, include:

•	the earnings of our vessels under time charters and bareboat charters to Frontline Shipping, the Seadrill Charterers, the Golden Ocean Charterer and other charterers;

•	the earnings of our vessels under short term charter or trading in the spot market impacted by freight market conditions;

•	the amount we receive under the profit sharing arrangements with Frontline Shipping, the Golden Ocean Charterer, and sharing arrangements on fuel cost savings with Maersk;

•	the earnings and expenses related to any additional vessels that we acquire;

•	earnings from the sale of assets and termination of charters;

•	vessel management fees and operating expenses;

•	vessel impairments

•	administrative expenses;

•	interest expenses;

•	mark-to-market movements on investment in equity securities; and

•	mark-to-market movements on derivative financial instruments

Revenues

As discussed above, Frontline Shipping was our principal customer when we were spun-off from Frontline in 2004. Since then we have increased our customer base from one to more than 10 customers including related parties Frontline Shipping, Seadrill and Golden Ocean. In the year ended December 31, 2019, Frontline Shipping accounted for approximately 4% of our consolidated operating revenues (2018: 8%, 2017: 15%). In the year ended December 31, 2019, we had eight Capesize dry bulk carriers leased to a subsidiary of Golden Ocean which accounted for approximately 11% of our consolidated operating revenues (2018: 13%, 2017: 14%).

In the year ended December 31, 2019, we had 32 container vessels on long-term bareboat charters to MSC, an unrelated party, which accounted for approximately 14% of our consolidated operating revenues (2018: 11%, 2017: 10%). Following the acquisition of Hamburg Süd by Maersk in November 2017, we had 10 container vessels on long-term time charters to Maersk at December 31, 2019, which accounted for approximately 30% of our consolidated operating revenues (2018: 27%; 2017: 14%).

Our revenues arise primarily from our long-term, fixed-rate charters and as shown in Results of Operations below the majority of our income is derived from time charter income, however we also have finance lease interest and service income, and bareboat charter income from operating leases.

Our future earnings are dependent upon the continuation of existing lease arrangements and our continued investment in new lease arrangements. Future earnings may be significantly affected by the sale of vessels or a default by counterparties under our chartering agreements. Investments and sales which have affected our earnings since January 1, 2019, are listed in Item 4 above under acquisitions and disposals. Some of our lease arrangements contain purchase options which, if exercised by our charterers, will affect our future leasing revenues.

In 2013, we began to derive income from voyage charters. Currently, we have nine dry bulk carriers, two car carriers, two Suezmax tankers and two container vessels trading in the spot or short-term time charter market, where the effects of seasonality may affect the earnings of these vessels.

We have profit sharing agreements with some of our charterers, in particular with Frontline Shipping and the Golden Ocean Charterer. Revenues received under profit sharing agreements depend upon the returns generated by the charterers from the deployment of our vessels. These returns are subject to market conditions which have historically been subject to significant volatility. Historically, our main profit share income has arisen from our tankers chartered to Frontline Shipping. The profit sharing percentage with Frontline Shipping is 50% of earnings above time-charter rates, payable on a quarterly basis. In addition to the tankers chartered to Frontline Shipping, our eight Capesize dry bulk carriers on long-term charter to the Golden Ocean Charterer include profit sharing arrangements whereby we earn a 33% of profits earned by the vessels above threshold levels.

In May 2019 and March 2020, we agreed to extend the charters with Maersk Line on the four 8,700 TEU container vessels (San Felipe, San Felix, San Francisca and San Fernando) and three 9,300 to 9,500 TEU Container vessels (Maersk Sarat, Maersk Skarstind and Maersk Shivling). The initial periods of the charters were extended for all vessels at a revised charter hire. As part of the charter agreement, we agreed to finance the scrubbers to be installed on these vessels and expect to receive a share of the cost savings achieved by the charterer on fuel price from using the scrubbers.

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

In addition to the two vessels on charter to Frontline Shipping and the eight vessels on charter to Golden Ocean Charterer, we also have 14 container vessels, five dry bulk carriers and two product tankers employed on time charters, and two Suezmax tankers, nine dry bulk carriers, two car carriers and two container vessels employed in the spot or short term time charter market. We have outsourced the technical management for these vessels and we pay operating expenses for the vessels as they are incurred. Operating expenses include mainly crew costs, repairs and maintenance, spares and supplies, insurance, management fees and drydocking.

The remaining vessels we own that have charters attached to them are employed on bareboat charters, where the charterer pays all operating expenses, including maintenance, drydocking and insurance.

Vessel Impairments

The vessels and rigs held and used by us are reviewed for impairment on a quarterly basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, an impairment charge is recognized if the estimate of future undiscounted cash flows expected to result from the use of the vessel or rig and its eventual disposal is less than its carrying amount.

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

Mark-to-Market Movements on derivative financial instruments

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

Mark-to-Market Movements on investment in equity securities

We hold investments in shares consisting of approximately 3.4 million listed shares in Frontline, 1.3 million shares in NorAm Drilling traded in the Norwegian Over the Counter market ("OTC") and approximately 4.0 million shares in ADS Crude Carriers Plc. ("ADS Crude Carriers"), listed on the Merkur Market at the Oslo Stock Exchange. Upon the adoption of ASU 2016-01 from January 2018, we recognize any changes in the fair value of these equity investments in the statement of operations.

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

Equity in earnings of associated companies

Our income earned from Seadrill is through three wholly owned subsidiaries which are accounted for using the equity method, that lease drilling units to subsidiaries of Seadrill. In the year ended December 31, 2019, income from associated companies accounted for 35.0% of our net income (2018: 39.1%, 2017: 38.6%). We and these three wholly owned subsidiaries, agreed to the Restructuring Plan announced by Seadrill in September 2017. As part of the agreement, SFL and these subsidiaries agreed to reduce the contractual charter hire payable by the relevant Seadrill subsidiaries by approximately 29% for five years starting in 2018, with the reduced amounts added back in the period thereafter.

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

We generate our revenues from the charter hire of our vessels and offshore related assets, and freight billings. Revenues are generated from time charter hire, bareboat charter hire, direct financing lease interest income, sales-type lease interest income, finance lease service revenues, profit sharing arrangements, voyage charters and other freight billings.

In a time charter voyage, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer and carries only lawful or non-hazardous cargo. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. The time charter contracts are either operating or direct financing or sales type leases. Where time charters and bareboat charters are considered operating leases revenues are recorded over the term of the charter as a service is provided. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

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

We have determined that our voyage charter contracts consist of a single performance obligation of transporting the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses, and the revenue is recognized on a straight-line basis over the voyage days from the commencement of loading to completion of discharge. Contract assets with regards to voyage revenues are reported as "Voyages in progress" as the performance obligation is satisfied over time. Voyage revenues typically become billable and due for payment on completion of the voyage and discharge of the cargo, at which point the receivable is recognized as "Trade accounts receivable, net".

In a voyage contract, we bear all voyage related costs such as fuel costs, port charges and canal tolls. To recognize costs incurred to fulfill a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered. The costs incurred during the period prior to commencement of loading the cargo, primarily bunkers, are deferred as they represent setup costs and recorded as a current asset and are subsequently amortized on a straight-line basis as we satisfy the performance obligations under the contract. Costs incurred to obtain a contract, such as commissions, are also deferred and expensed over the same period.

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

Any contingent elements of rental income, such as profit share, fuel savings payments or interest rate adjustments, are recognized when the contingent conditions have materialized.

Frontline Shipping pays us a profit sharing rate of 50% of their earnings above average threshold charter rates on a time-charter equivalent basis from their use of our fleet each quarter. For each profit sharing period, the threshold is calculated as the number of days in the period multiplied by the daily threshold TCE rates for the applicable vessels. The 50% profit sharing agreement with Frontline Shipping is payable on a quarterly basis.

In 2015, we acquired eight Capesize dry bulk carriers from subsidiaries of Golden Ocean and immediately upon delivery each vessel commenced a ten year time-charter to the Golden Ocean Charterer. The terms of the charters provide that we will receive a profit sharing rate of 33% of their earnings above average threshold charter rates, calculated quarterly on a time-charter equivalent basis.

In 2019, the charter agreements relating to four containerships chartered to Maersk on a time charter basis were amended after we agreed to install scrubbers on the vessels. As part of the charter agreement, we expect to receive a share of the fuel savings.The fuel savings will depend on the price difference between IMO compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers.

Investment in Debt and Equity Securities
Investments in debt and equity securities include share investments and interest-earning listed and unlisted corporate bonds. Any premium paid on their acquisition is amortized over the life of the bond. Investments in debt securities are recorded at fair value, with unrealized gains and losses recorded as a separate component of other comprehensive income. Investments in equity securities are recorded at fair value, with unrealized gains and losses recorded in the consolidated statement of operations. If circumstances arise which lead us to believe that the issuer of a corporate bond may be unable meet its payment obligations in full, or that the fair value at acquisition of the share investment or corporate bond may otherwise not be fully recoverable, then to the extent that a loss is expected to arise that unrealized loss is recorded as an impairment in the statement of operations, with an adjustment if necessary to any unrealized gains or losses previously recorded in other comprehensive income. In determining whether we have an other-than-temporary impairment in our investment in bonds, in addition to our intention and ability to hold the investments until the market recovers, we consider the period of decline, the amount and the severity of the decline and the ability of the investment to recover in the near to medium term. We also evaluate if the underlying security provided by the bonds is sufficient to ensure that the decline in fair value of these bonds did not result in an other-than-temporary impairment.

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

We capitalize and depreciate the costs of significant replacements, renewals and upgrades to its vessels over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. The amount capitalized is based on management’s judgment as to expenditures that extend a vessel’s useful life or increase the operational efficiency of a vessel. Costs that are not capitalized are recorded as a component of direct vessel operating expenses during the period incurred. Expenses for routine maintenance and repairs are expensed as incurred. Advances paid in respect of vessel upgrades in relation to Exhaust Gas Cleaning Systems ("EGCS") and Ballast water treatment systems ("BWTS") are included within "other long-term assets", until such time as the equipment is installed on a vessel, at which point it is transferred to "Vessels and equipment, net".

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

Vessels and Equipment under Finance lease

We charter-in certain vessels and equipment under leasing agreements. Leases of vessels and equipment, where we have substantially all the risks and rewards of ownership, are classified as capital lease assets, with corresponding capital lease obligations recorded.

We capitalize and depreciate the costs of significant replacements, renewals and upgrades to its vessels over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. The amount capitalized is based on management’s judgment as to expenditures that extend a vessel’s useful life or increase the operational efficiency of a vessel. Costs that are not capitalized are recorded as a component of direct vessel operating expenses during the period incurred. Expenses for routine maintenance and repairs are expensed as incurred. Advances paid in respect of vessel upgrades in relation to EGCS and BWTS are included within "other long-term assets", until such time as the equipment is installed on a vessel, at which point it is transferred to "Vessels under finance lease, net".

Depreciation of vessels and equipment under capital lease is included within "Depreciation" in the consolidated statement of operations. Vessels and equipment under capital lease are depreciated on a straight-line basis over the vessels' remaining economic useful lives or on a straight-line basis over the term of the lease. The method applied is determined by the criteria by which the lease has been assessed to be a finance lease.

Investment in Sales-Type and Direct Financing Leases

Leases (charters) of our vessels where we are the lessor are classified as either direct financing, sales-type leases, operating leases, or leaseback assets based on an assessment of the terms of the lease. For charters classified as direct financing leases, the minimum lease payments (reduced in the case of time-chartered vessels by projected vessel operating costs) plus the estimated residual value of the vessel are recorded as the gross investment in the direct financing lease.

For direct financing leases, the difference between the gross investment in the lease and the carrying value of the vessel is recorded as unearned lease interest income. The net investment in the lease consists of the gross investment less the unearned income. Over the period of the lease each charter payment received, net of vessel operating costs if applicable, is allocated between "lease interest income" and "repayment of investment in lease" in such a way as to produce a constant percentage rate of return on the balance of the net investment in the direct financing lease. Thus, as the balance of the net investment in each direct financing lease decreases, a lower proportion of each lease payment received is allocated to lease interest income and a greater proportion is allocated to lease repayment. For direct financing leases relating to time chartered vessels, the portion of each time charter payment received that relates to vessel operating costs is classified as "service revenue - direct financing leases".

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

For leases entered into on or after January 1, 2019, any difference between the fair value of the leased asset and the costs results in a selling profit or loss. A selling profit is recognized at lease commencement for sales-type leases and over the lease term for direct financing leases. Selling loss is recognized at lease commencement for both sales-type and direct financing leases. The fair value is considered to be the cost of acquiring the vessel unless a significant period has elapsed between the acquisition of the vessel and the commencement of the lease.

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

If the terms of an existing lease are agreed to be amended, the modification is evaluated to consider if it is a contract which occurs when the modification grants the lessee an additional right-of-use not included in the original lease and the lease payments increase commensurate with the standalone price for the additional right of use, adjusted for the circumstances of the particular contract. If both conditions are met, the amendments are treated as a separate lease. If the conditions are not met, the lease is re-evaluated under ASC 842 as a new lease with the new terms.

Leaseback assets

From January 1, 2019, any vessels purchased and leased back to the same party are evaluated under ASC 842. If control is deemed to have not to have passed to us as purchaser, due for example to the lessee having purchase options, the transaction is accounted for under ASC 310 where the purchase price paid is accounted for as loan receivable and described as a leaseback asset. Interest income is recognised on the aggregate loan receivable based on the imputed interest rate and the part of the rental income received is allocated as a reduction of the vessel loan balance.

Any purchase and leaseback transactions entered into before January 1, 2019, were accounted for as leases under ASC 840 and no changes have been made as we applied the practical expedients in ASC 842.

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

Similarly, where a sales-type lease, direct financing or leaseback asset charter arrangement containing fixed price purchase options, the projected carrying value of the net investment in the lease is compared to the option price at the various option dates. If any option price is less than the projected net investment in the lease at an option date, the rate of amortization of unearned lease interest income is adjusted to reduce the net investment in the lease to the option price at the option date. If the option is not exercised, this process is repeated so as to reduce the net investment in the lease to the un-guaranteed residual value or the option price at the next option date, as appropriate.

Thus, for operating assets and direct financing and sales-type lease assets or leaseback asset, if an option is exercised there will either be (a) no gain or loss on the exercise of the option or (b) in the event that an option is exercised at a price in excess of the net book value of the asset or the net investment in the lease, as appropriate, at the option date, a gain will be reported in the statement of operations at the date of delivery to the new owners.

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

In 2017, the reviews of the carrying value of long-lived assets resulted in no impairment charge being required. In 2018, reviews of the carrying value of long-lived assets indicated that five offshore support vessels and four VLCCs were impaired, and charges were taken against these assets. In 2019, reviews of the carrying value of long-lived assets indicated that five offshore support vessels and the two feeder size container vessels were impaired, and charges were taken against these assets.

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

At December 31, 2019, we owned 81 vessels and rigs. Including the two ultra-deepwater drilling units and the harsh-environment jack-up drilling rig which are owned by equity accounted subsidiaries, the aggregate carrying value of these 81 assets at December 31, 2019, was $2.8 billion, as summarized in the table below. The table is presented in the context of the markets in which the vessels operate, with crude oil tankers, oil product tankers and chemical tankers grouped together under "Tanker vessels", container vessels and car carriers grouped together under "Liners" and jack-up drilling rigs, ultra-deepwater drilling units and offshore support vessels grouped together under "Offshore units".

		Aggregate carrying value at
	Number of	December 31, 2019
	owned vessels	($ millions)
Tanker vessels (1)	12	510
Dry bulk carriers (2)	22	509
Liners (3)	39	814
Offshore units (4)	8	972
	81	2,805

(1)
Includes seven vessels with an aggregate carrying value of $263 million, which we believe exceeds their aggregate charter-free market value by approximately $27 million and five vessels with an aggregate carrying value of $247 million which we believe is approximately $133 million less than their aggregate charter-free market value.

(2)
Includes 14 vessels with an aggregate carrying value of $307 million, which we believe exceeds their aggregate charter-free market value by approximately $147 million and eight vessels with an aggregate carrying value of $202 million, which we believe is approximately $17 million less than their aggregate charter-free market value.

(3)
Includes 18 vessels with an aggregate carrying value of $469 million, which we believe exceeds their aggregate charter-free market value by approximately $29 million, and 21 vessels with an aggregate carrying value of $345 million, which we believe is approximately $31 million less than their aggregate charter-free market value.

(4)
Includes one vessel with an aggregate net carrying value of $302 million, which we believe exceeds its aggregate charter-free market value by approximately $15 million, and seven vessels with an aggregate carrying value of $670 million, which we believe is approximately $222 million less than their aggregate charter-free market value.

The above aggregate carrying value of $2.8 billion at December 31, 2019, is made up of (a) $431 million investments in direct finance leases (excluding the chartered-in container vessels MSC Anna, MSC Viviana, MSC Erica and MSC Reef), (b) $1,405 million vessels and equipment (excluding vessels and equipment under capital lease), (c) $968 million carrying value of two ultra-deepwater drilling units and one jack-up drilling rig owned by equity accounted subsidiaries.

Obligations under Finance Lease

We charter-in certain vessels and equipment under leasing agreements. Leases of vessels and equipment, where we have substantially all the risks and rewards of ownership, are classified as capital lease assets, with corresponding capital lease obligations recorded. Capital lease assets are capitalized at the commencement of the lease at the lower between the fair value of the leased asset and the present value of the minimum lease payments. Each lease payment is allocated between liability and finance charges to achieve a constant rate on the capital balance outstanding. The interest element of the capital cost is charged to the Consolidated Statement of Operations over the lease period.

Convertible Bonds

We account for debt instruments with convertible features in accordance with the details and substance of the instruments at the time of their issuance. For convertible debt instruments issued at a substantial premium to equivalent instruments without conversion features, or those that may be settled in cash upon conversion, it is presumed that the premium or cash conversion option represents an equity component. Accordingly, we determine the carrying amounts of the liability and equity components of such convertible debt instruments by first determining the carrying amount of the liability component by measuring the fair value of a similar liability that does not have an equity component. The carrying amount of the equity component representing the embedded conversion option is then determined by deducting the fair value of the liability component from the total proceeds from the issue. The resulting equity component is recorded, with a corresponding offset to debt discount which is subsequently amortized to interest cost using the effective interest method over the period the debt is expected to be outstanding as an additional non-cash interest expense. Transaction costs associated with the instrument are allocated pro-rata between the debt and equity components.

Mark-to-Market Valuation of Financial Instruments
We enter into interest rate and currency swap transactions, total return bond swaps and total return equity swaps. As required by ASC Topic 815 "Derivatives and Hedging", the mark-to-market valuations of these transactions are recognized as assets or liabilities, with changes in their fair value recognized in the consolidated statements of operations or, in the case of swaps designated as hedges to underlying loans, in other comprehensive income. To determine the market valuation of these instruments, we use a variety of assumptions that are based on market conditions and risks existing at each balance sheet date. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

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

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13 "Financial Instruments - Credit Losses" to introduce new guidance for the accounting for credit losses on instruments within its scope. ASU 2016-13 requires among other things, the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 is effective for fiscal years and interim periods beginning after December 15, 2019. Early adoption is permitted. We are still evaluating the cumulative effect of adopting this guidance. Preliminary calculations indicate that adopting this guidance could result in a net adjustment of up to $25 million to the opening balance of retained earnings with a corresponding credit loss provision arising mainly from our investments in associated companies but also affecting our lease receivables, trade receivables and related party receivables as of January 1, 2020.

In August 2018, the FASB issued ASU 2018-13 "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement". ASU 2018-13 includes certain removals, modifications and additions to the disclosure requirements on fair value measurements in Topic 820. The updated guidance is effective for fiscal years, and interim periods beginning after December 15, 2019. Early adoption is permitted. The Company is permitted to early adopt any removed or modified disclosures upon issuance of ASU 2018-13 and delay adoption of the additional disclosures until their effective date. The impact on our consolidated financial statements will depend on the facts and circumstances of any specific future transactions.

In October 2018, the FASB issued ASU No. 2018-16 "Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes." In the United States, eligible benchmark interest rates under Topic 815 are interest rates on direct Treasury obligations of the U.S. government (UST), the London Interbank Offered Rate (LIBOR) swap rate, and the Overnight Index Swap (OIS) Rate based on the Fed Funds Effective Rate. When the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, in August 2017, it introduced the Securities Industry and Financial Markets Association (SIFMA) Municipal Swap Rate as the fourth permissible U.S. benchmark rate. The new ASU adds the OIS rate based on SOFR as a U.S. benchmark interest rate to facilitate the LIBOR to SOFR transition and provide sufficient lead time for entities to prepare for changes to interest rate risk hedging strategies for both risk management and hedge accounting purposes. ASU 2018-16 is effective for fiscal years and interim periods beginning after December 15, 2019. We do not expect that the adoption of ASU 2018-16 will have a material effect on the consolidated financial statements.

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

The ASU also provides more comparability in the presentation of revenue for certain transactions between collaborative arrangement participants. It accomplishes this by allowing organizations to only present units of account in collaborative arrangements that are within the scope of the revenue recognition standard together with revenue accounted for under the revenue recognition standard. The parts of the collaborative arrangement that are not in the scope of the revenue recognition standard should be presented separately from revenue accounted for under the revenue recognition standard. ASU 2018-18 is effective for fiscal years and interim periods beginning after December 15, 2019. We do not expect that the adoption of ASU 2018-18 will have a material effect on the consolidated financial statements.

In April 2019, the FASB issued ASU No. 2019-04 "Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments" to clarify and improve areas of guidance related to the recently issued standards on credit losses, hedging, and recognition and measurement. ASU 2019-04 is effective as of the beginning of the first annual reporting period beginning after April 25, 2019 for amendments to ASU 2017-12 and for fiscal and interim periods beginning after December 15, 2019 for amendments relating to ASU 2016-01 and ASU 2016-13. The expected impact of adopting ASU 2016-13 and any related improvements is shown above. We do not expect that the adoption of the remaining provisions of ASU 2019-04 will have a material effect on the consolidated financial statements.

In May 2019, the FASB issued ASU No. 2019-05 "Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief" to provide an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. ASU 2019-05 is effective for fiscal years and interim periods beginning after December 15, 2019. The expected impact of adopting ASU 2016-13 and any related improvements is shown above. We do not expect that the adoption of the remaining provisions of ASU 2019-05 will have a material effect on its consolidated financial position, results of operations and cash flows.

Market Overview

The Oil Tanker Market

According to industry sources, the tanker freight rates experienced an increase during 2014 and 2015 from the low levels in 2013. This increase was abruptly halted in 2016. Average spot charter rates for VLCCs averaged approximately $41,400 per day in 2019, up from 2018 which had average spot charter rates for VLCCs at approximately $15,600 per day. The market strengthened during the second half of 2019, with earnings for scrubber-fitted vessels averaging approximately $100,000 per day during January 2020, with VLCC earnings averaging approximately $41,400 per day for 2019. Suezmax tanker spot rates saw an increase year on year, with average spot rates at approximately $31,600 for 2019 compared to approximately $16,500 for 2018.

Overall, tonnage demand for tankers had a flat demand of 0% in 2019 compared to a 2% growth in 2018. However, on the supply side, crude oil tanker capacity increased by 4% in 2019, compared to a 0% growth in 2018.

According to industry sources, at the end of 2019 the total order book for new VLCCs and Suezmax tankers consisted, respectively, of 71 vessels and 62 vessels, representing approximately 9% and 11% of the existing fleet.

The oil tanker market remains highly uncertain with continued negative effects from the COVID-19 outbreak anticipated to negatively impact the tanker market during 2020.

The Dry Bulk Shipping Market

According to industry sources, the dry bulk shipping market experienced volatile market conditions with both challenging conditions and multi-year high earnings during 2019. Fleet capacity increased 4%, while tonnage demand only increased by an estimated 1.2%. At the start of 2020, industry sources estimated that Seaborne dry bulk trade was projected to grow by 2.5% in tonne-miles in 2020. This is less than the projected fleet capacity growth of 3.7%. A number of risk factors are a cause for concern including seasonal trends, disruptions to Brazilian iron ore output and concerns over the COVID-19 outbreak which is anticipated to significantly impact the dry bulk shipping market in 2020.

According to industry sources, the average one-year time charter rates during 2019 for a 180,000 dwt Capesize, a 58,000 dwt Supramax and a 32,000 dwt Handy size dry bulk carrier were, respectively $17,400 per day, $10,900 per day and $8,900 per day, representing a decrease from 2018 of 9%, 15% and 13%, respectively.

During the year, contracting for newbuilding dry bulk carriers decreased to 24.6 million dwt from 44.5 million dwt in 2018, while deliveries of new vessels amounted to 40.9 million dwt and scrapping removed 7.1 million dwt. Thus, fleet capacity increased by 33.6 million dwt, equivalent to approximately 4% of the total fleet size year on year. At the end of 2019, the total order book for new dry bulk carriers was 86.6 million dwt, equivalent to 10% of the existing fleet.

According to industry sources, the Capesize spot rates for 2019 remained typically volatile, averaging approximately $20,300 per day in December compared with approximately $15,600 per day in December 2018. To further demonstrate the volatility in the sector, there was a 42% increase in Capesize spot rates during the last six months of 2019.

The Freight Liner Market (Containerships and Car Carriers)

According to industry sources, the container charter market saw further improvements in 2019 compared to 2018. Charter rates improved, primarily seen on the larger sized container ships, much driven by the time out of service for scrubber retrofitting. Medium and smaller sized container ships charter rates also improved during 2019, however only limited improvements were seen in the container feeder segment.

Global container trade (TEU-miles) is estimated to have grown by 1.7% in 2019, on the back of weaker global economic growth and escalation in the US-China 'trade-war'.

Containership fleet capacity expanded by a total of 4.0% in 2019 compared to 5.6% in 2018. 2019 saw a moderate pace of deliveries with limited slippage. Containerships delivered in the full year 2019, totaled 156 vessels of 1.06 million TEU comparing to 168 vessels of 1.3 million TEU in 2018. Contracting fell year on year with 97 vessels of 0.79 million TEU contracted during 2019. The order book stood at 364 vessels of 2.44m TEU at the end of 2019. The market remains highly uncertain with continued negative effects from the COVID-19 outbreak anticipated to negatively impact the freight Liner market during 2020.

The ongoing changes in environmental and regulatory requirements continue to play an important role in the sector. According to industry sources, at the start of 2020 there were approximately 380 containerships fitted with Scrubbers. Further vessels are due to be scrubber fitted, while 58% of the capacity on the order book will be delivered with a scrubber.

According to industry sources, seaborne car trade market remains generally challenging with seaborne car trade expected to have declined by 2% in 2019 to 21.7 million cars, excluding intra-EU. The decline in seaborne car trade volumes follows an average growth of 4% p.a. in 2017-2018. During the fourth quarter of 2019, the total fleet stood at 779 vessels which totalled 4.01 million CEU of capacity. According to industry sources, at the beginning of 2020 global seaborne car trade volumes were projected to see a 1% increase during 2020, reaching 22.0 million cars. With the current negative effects from the COVID-19 outbreak it is anticipated that deterioration in global economic performance will result in a weaker outcome.

The Offshore Drilling Market

According to industry sources, the price of oil (Brent crude spot) averaged around $110 from 2011 to 2013, which was attractive to oil and gas companies and prompted them to substantially increase their investment in offshore exploration and development activity, resulting in full utilization and record high day rates for mobile offshore drilling units in 2013. However, over the course of 2014 the oil price fell to below $50 per barrel in December 2014 and the fall continued to under $30 per barrel in January 2016, although this recovered to an average of $43 per barrel by the end of 2016. According to industry sources, the market for floating drilling rigs has changed drastically over the past five years, with over 100 floating rigs being retired. Recent breakdown in OPEC negotiations and continued COVID-19 concerns resulted in significant oil price drop. The effect on this related to the market is currently difficult to assess. According to industry sources, the global offshore drilling market recovered during 2019 with 546 rigs employed under contract as per end of 2019. The utilization of offshore drilling rigs increased from 76% to 84% over the last year with significant uncertainty on development going forward.

The above overviews of the various sectors in which we operate are based on current market conditions. However, market developments cannot always be predicted and may differ from our current expectations.

Inflation

Many of our time chartered vessels are subject to operating and management agreements that have the charges for these services fixed for the term of the charter. Thus, although inflation has a moderate impact on our corporate overheads and our vessel operating expenses, we do not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. In addition, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

Results of Operations

Year ended December 31, 2019, compared with year ended December 31, 2018

Net income for the year ended December 31, 2019, was $89.2 million, an increase of 21.1% from the year ended December 31, 2018.

(in thousands of $)	2019	2018
Total operating revenues	458,849	418,712
Gain/(loss) on sale of assets and termination of charters	—	(2,578)
Gain/(loss) on sale of subsidiaries and disposal groups	—	7,613
Total operating expenses	321,072	306,132
Net operating income	137,777	117,615
Interest income	20,064	17,951
Interest expense	(145,058)	(113,886)
Gain on purchase of bonds	1,802	1,146
Other non-operating items (net)	57,538	36,161
Equity in earnings of associated companies	17,054	14,635
Net income	89,177	73,622

Net operating income for the year ended December 31, 2019, was $137.8 million, compared with $117.6 million for the year ended December 31, 2018. The increase was principally due to higher revenue resulting from vessel acquisitions in 2018 and 2019. Overall net income for 2019 increased by $15.6 million compared with 2018 mainly due an increase in net operating income and as a result of gains on investments in debt and equity securities, from realized gains and mark to market gains on equity securities offset by higher interest expense and movements in other financial items.

Three ultra-deepwater drilling units were accounted for under the equity method during 2019 and 2018. The operating revenues of the wholly-owned subsidiaries owning these assets are included under "equity in earnings of associated companies", where they are reported net of operating and non-operating expenses.

Operating revenues

(in thousands of $)	2019	2018
Sales-type leases, direct financing leases and leaseback assets interest income	60,320	39,678
Service revenues from direct financing leases	9,855	22,095
Profit sharing revenues	5,615	1,779
Time charter revenues	339,151	292,726
Bareboat charter revenues	23,490	36,222
Voyage charter revenues	17,617	24,339
Other operating income	2,801	1,873
Total operating revenues	458,849	418,712

Total operating revenues increased by 9.6% in the year ended December 31, 2019, compared with the year ended December 31, 2018.

Sales-type leases, direct financing leases and leaseback assets interest income

Sales-type leases and direct financing leases interest income arises on our crude oil tankers on charter to Frontline Shipping, one offshore support vessel on charter to the Solstad Charterer and 22 container vessels on charter to MSC. In addition, we have interest income arising from three feeder container vessels from MSC and three VLCCs which are reported as leaseback assets.

In general, sales-type leases, direct financing leases and leaseback assets interest income reduces over the terms of our leases; progressively, a lesser or capital proportion of the lease or loan rental payment is allocated to interest income and a greater proportion is treated as repayment of investment in the lease or loan.

The $20.6 million increase in sales-type, direct financing leases and leaseback assets interest income from 2018 to 2019 is mainly as a result of a full years income being reflected in 2019 for the 15 second hand feeder size containers acquired in 2018 and the two 19,400 TEU container vessels delivered in December 2018, and the reclassification of two 5,800 TEU container vessels from operating leases to finance leases in February 2019, following amendments to the charters as $3.6 million interest income from three feeder container vessels and three VLCCs which are accounted for as leaseback assets in the third and fourth quarters of 2019. This increase in lease interest income was partially offset by the sale of six VLCCs from the fleet of crude oil tankers on charter to Frontline Shipping from February to December 2018.

Service revenues from direct financing leases

The vessels chartered on direct financing leases to Frontline Shipping are leased on time charter terms, whereby we are responsible for the management and operation of such vessels. This has been effected by entering into fixed price agreements with Frontline Management (Bermuda) Ltd. (“Frontline Management”), a subsidiary of Frontline, whereby we pay them management fees of $9,000 per day for each vessel chartered to Frontline Shipping. Accordingly, $9,000 per day is allocated from each time charter payment received from Frontline Shipping to cover lease executory costs, and this is classified as "direct financing lease service revenue". The $12.2 million reduction in finance lease service revenue arose as a result of the sale of the six VLCCs in 2018 which had tankers previously on charter to Frontline Shipping.

Profit share revenues
We have a profit sharing arrangement with Frontline Shipping whereby we earn a 50% share of profits earned by the vessels above threshold levels. We earned and recognized profit sharing revenue under this arrangement of $4.8 million in the year ended December 31, 2019 compared with $1.5 million in 2018. The increase is attributable to a more favorable tanker market in 2019.

We also have a profit sharing arrangement related to the eight dry bulk vessels on charter to a subsidiary of Golden Ocean, whereby we earn a 33% share of profits earned by the vessels above threshold levels. In the year ended December 31, 2019, we earned $0.8 million income under this arrangement compared with $0.2 million profit share in 2018, the increase is attributable to more favorable rates in 2019.

Time charter revenues
During 2019, time charter revenues were earned by 14 container vessels, two car carriers, 22 dry bulk carriers, one Suezmax tanker and two oil product tankers. The $46.4 million increase in time charter revenues in 2019 compared with 2018, was mainly due to a full years income reflected in 2019 for the four 13,800 TEU container vessels delivered in May 2018 and three 10,600 TEU container vessels delivered in September and October 2018 as well as higher income from the Everbright which was on time charter for the majority of 2019. This was offset by the sale of SFL Avon in May 2018 and lower income earned from SFL Yukon and SFL Sara, who completed long-term time charters at the end of 2018 and early 2019 and are now trading in a pool.

Bareboat charter revenues
Bareboat charter revenues are earned by our vessels and rigs which are leased under operating leases on a bareboat basis. In 2019, this consisted of four offshore support vessels, two chemical tankers, two 1,700 TEU container vessels and seven 4,100 TEU container vessels. The $12.7 million decrease in bareboat charter revenue was also as a result of the sale of jack-up drilling rig Soehanah on December 31, 2018 which earned $3.6 million in bareboat revenue in 2018, the reclassification of two 5,800 TEU container vessels which were reclassified in February 2019 from operating leases to sales-type and direct financing leases following amendments to the charters and $2.0 million decrease which related to lower revenues recorded for the four offshore support vessels. During July 2018, we and other financial creditors entered into a restructuring agreement with a subsidiary of Solstad with respect to the four offshore vessels as well as one offshore vessel leased under a direct financing lease. Per the restructuring agreement, 50% of the agreed charter hire for the two vessels Sea Cheetah and Sea Jaguar will be received from the effective date at the end of August 2018 until the end of 2019. All other payments under the respective charters, including the remaining 50% on Sea Cheetah and Sea Jaguar, will be deferred until the end of 2019. In April 2019, Solship announced that a Standstill Agreement had been entered into with us, amongst others, whereby 100% of charter hire for vessels on charter to Solship is deferred. The Standstill Agreement is effective until March 2020.

Voyage charter revenues
One of our vessels, the Suezmax tanker Glorycrown, and three Handysize dry bulk carriers operated on a voyage charter basis during 2019. In 2018, four Handysize dry bulk carriers and two of the Suezmax tankers operated on a voyage charter basis. The $6.7 million decrease in voyage charter revenues from 2018 to 2019 is mainly attributable to the trading patterns of the two Suezmax tankers trading in a pool together with two tankers owned by Frontline. During 2019 there was a decrease in voyage charter revenue from Everbright, which returned to time chartering for the majority of the year. This was partially offset by increased voyage charter revenues earned by Glorycrown. The decrease in voyage charter revenues, compared to 2018, was also related to the trading patterns of certain Handysize dry bulk carriers which sometimes charter on a voyage-by-voyage basis.

Cash flows arising from sales-type leases, direct financing leases and leaseback assets
The following table analyzes our cash flows from the sales-type leases, direct financing leases and leaseback assets with Frontline Shipping, the Solstad charterer, MSC and Hunter Group during 2019 and 2018, and shows how they are accounted for:

(in thousands of $)	2019	2018
Charterhire payments accounted for as:
Sales-type lease, direct financing lease and leaseback assets interest income	60,320	39,678
Service revenue from direct financing leases	9,855	22,095
Repayments from sales-type leases, direct financing leases and leaseback assets	44,143	33,486
Total direct financing and sales-type lease payments received	114,318	95,259

Gain/(loss) on sale of assets and termination of charters
In 2019 no disposal of vessels or termination of charters took place, in 2018 the net loss of $2.6 million arose on the disposal of six crude oil tankers previously on charter to Frontline Shipping and one container vessel, SFL Avon, sold in May 2018 (see Note 8: Gain/(loss) on sale of assets and termination of charters).

Gain/(loss) on sale of subsidiaries and disposal groups
In 2018, the gain on sale of subsidiaries and disposal groups of $7.6 million related to the sale of 100% of the share capital of Rig Finance Limited ("Rig Finance"), a wholly owned subsidiary, to an unrelated third party. Rig Finance owned the jack-up drilling rig Soehanah.

Operating expenses

(in thousands of $)	2019	2018
Vessel operating expenses	134,434	128,548
Depreciation	116,381	104,079
Vessel impairment charge	60,054	64,338
Administrative expenses	10,203	9,167
	321,072	306,132

Vessel operating expenses include operating and occasional voyage expenses for the container vessels, dry bulk carriers, product tankers and car carriers operated on a time charter basis and managed by related and unrelated parties, and also voyage expenses from our one Suezmax tanker trading in a pool together with two tankers owned by Frontline and certain Handysize dry bulk carriers operating in the spot market during 2019. In addition, vessel operating expenses include payments to Frontline Management of $9,000 per day for each vessel chartered to Frontline Shipping and also payments to Golden Ocean Management of $7,000 per day for each vessel chartered the Golden Ocean Charterer, in accordance with the vessel management agreements.
Vessel operating expenses increased by $5.9 million in 2019, compared with 2018. The increases principally relates to the four 13,800 TEU container vessels delivered in May 2018 and the three 10,600 TEU container vessels delivered in September and October 2018 which traded for the full year in 2019. Costs also increased as seven vessels drydocked in 2019 (2018: one). This was offset by a decrease in vessel management expenses due to the sale of six VLCCs in 2018.
Depreciation expenses relate to the vessels on charters accounted for as operating leases and on voyage charters. The increase in depreciation by $12.3 million for 2019 compared with 2018, was mainly due to the acquisition of four 13,800 TEU container vessels in May 2018 and the addition of three 10,600 TEU container vessels in September and October 2018. The increase was partially offset by a decrease in depreciation for the jack-up drilling rig Soehanah, which was sold in 2018.
During 2019, a review of the carrying value of long-lived assets indicated that the carrying values of five offshore support vessels, and two feeder size container vessels were impaired resulting in an impairment charge of $60.1 million recorded against their carrying values. During 2018, an impairment charge of $64.3 million related to four of VLCCs and our five offshore supply vessels
The 11% increase in administrative expenses for 2019, compared with 2018, is mainly due to increased salary costs due to increased headcount. Increases in professional fees, registration and travel activities also contributed to the higher administrative expenses.

Interest income
Interest income increased from $18.0 million in 2018 to $20.1 million in 2019, due to higher interest income earned on short-term deposits due to higher cash balances held by us in 2019. Interest income on loan notes from Frontline and Frontline Shipping increased in 2019 as a full years income was earned on the notes arising from the termination of five charters in 2018.

Interest expense

(in thousands of $)	2019	2018
Interest on US$ floating rate loans	41,420	51,357
Interest on NOK 900M floating rate bonds due 2019	906	4,597
Interest on NOK 500M floating rate bonds due 2020	3,577	3,531
Interest on NOK 700M floating rate bonds due 2023	4,538	1,232
Interest on NOK 700M floating rate bonds due 2024	2,802	—
Interest on 3.25% convertible bonds due 2018	—	171
Interest on 5.75% convertible bonds due 2021	12,203	12,926
Interest on 4.875% convertible bonds due 2023	7,231	5,448
Swap interest	1,146	2,661
Interest on finance lease obligation	62,769	21,775
Other interest	382	—
Amortization of deferred charges	8,085	10,188
	145,059	113,886

At December 31, 2019, we and our consolidated subsidiaries, had total debt principal outstanding of $1.6 billion (2018: $1.5 billion), comprising $56.9 million (NOK500 million) outstanding principal amount of NOK floating rate bonds due 2020 (2018: $57.8 million, NOK 500 million), $79.7 million (NOK700 million) outstanding principal amount of NOK floating rate bonds due 2023 (2018: $69.4 million, NOK600 million), $79.7 million (NOK 700 million) outstanding principal amount of NOK floating rate bonds due 2024 (2018: $0.0 million, NOK 0 million), $0.0 million (NOK0 million) outstanding principal amount of NOK floating rate bonds due 2019 (2018: $77.7 million, NOK672 million), $212.2 million outstanding principal amount of 5.75% convertible bonds due 2021 (2018: $212.2 million), $148.3 million outstanding principal amount of 4.875% convertible bonds due 2023 (2018: $151.7 million), and $1.0 billion under floating rate secured long term credit facilities (2018: $0.9 billion). In addition, we and our consolidated subsidiaries, had total capital lease debt obligations outstanding of $1.1 billion (2018: $1.2 billion).
The average three-month US$ London Interbank Offered Rate, or LIBOR, was 2.33% in 2019 and 2.30% in 2018. The decrease in interest expense associated with our floating rate debt for 2019, compared with 2018, is mainly due to the increase in LIBOR for the period off set by and increases in loan portfolio.
The decrease in interest payable on the NOK 900 million floating rate bonds due 2019 and the 3.25% convertible bonds due 2018 is due to their redemption in March 2019 and February 2018, respectively. The decrease in 5.75% convertible bonds is due to redemption of loan notes of $12.8 million in December 2018. The increase in interest payable on the NOK 700 million floating rate bonds due 2024, NOK 700 million floating rate bonds due 2023 and the 4.875% convertible bonds is due to their issuance in June 2019, September 2018 and April 2018 respectfully. In addition, interest payable on the NOK 700 million floating rate bonds due 2023 is due to a tap issue of NOK100 million in July 2019.
At December 31, 2019, we and our consolidated subsidiaries were party to interest rate swap contracts, which effectively fixed our interest rates on $1.0 billion of floating rate debt at a weighted average rate excluding margin of 2.65% per annum (2018: $0.9 billion of floating rate debt fixed at a weighted average rate excluding margin of 2.92% per annum).
The above finance lease interest expense represents the interest portion of our finance lease obligations from chartering-in vessels from their third party owners. In October 2015, we entered into agreements to charter in two 19,200 TEU container vessels on a bareboat basis, each for a period of 15 years from delivery by the shipyard, and to charter out each vessel for the same 15 year period. The first of these vessels was delivered in December 2016 and the second one was delivered in March 2017. These vessels are accounted for as finance lease assets. In the second half of 2018, we agreed with various financial institutions to refinance the outstanding balance of loans relating four 13,800 TEU container vessels and three 10,600 TEU container vessels, by entering into sale and leaseback transactions with an option to purchase the vessels after six years. In December 2018, we financed the acquisition of two 19,400 TEU container vessels using similar financial institutions and sale and lease back arrangements. The sale and leaseback transactions were accounted for as finance leases, accounting for the increase in interest in finance lease obligations in 2019 compared to 2018.

Other interest expense in 2019 of $0.4 million (2018: $0.0 million) arose from the sale and subsequent forward contract to repurchase shares of Frontline in June 2020 which is accounted for as a secured borrowing. (see Note 11: Investments in Debt and Equity Securities).

As reported above, two ultra-deepwater drilling units and one harsh environment jack-up drilling rig were accounted for under the equity method in 2019 and 2018. Their non-operating expenses, including interest expenses, are not included above, but are reflected in "Equity in earnings of associated companies" below.

Other non-operating items

(in thousands of $)	2019	2018
Dividend received from related parties	2,590	—
Gain/(Loss) on investments in debt and equity securities	67,701	25,754
Other financial items, net	(12,753)	10,407
	57,538	36,161

Dividends received in 2019 included a $2.0 million liquidation dividend from Golden Close Maritime Ltd on which the investment had previously been written down to zero, $0.3 million from Frontline and $0.3 million from ADS Crude Carriers. No dividend income was received in 2018.

The gain on investments and debt and equity securities in 2019 principally relates to the realised gain of $40.8 million on the sale of approximately 7.6 million Frontline shares in the fourth quarter and the mark to market gain of $25.0 million on the increase in value of the approximately 3.4 million shares still held. In addition, a further $4.1 million relates to the increase in value of other shares held offset by $2.2 million impairment on the Oro Negro bonds which were considered 'other an temporarily' impaired. The 2018 gain arose from a gain on the disposal of bonds and shares in Golden Close of $13.5 million as well as a gain of $12.3 million from the mark-to-market of equity investments, principally related to the 11 million Frontline shares held during 2018.
Other financial items, net have reduced by $23.2 million in 2019 compared to 2018. $17.4 million of this decrease relates to the decrease in the fair value of non-designated derivatives offset by $1.9 million increase in net cash receipts on non-designated derivatives and $9.2 million (2018:1.7 million) relates to impairment on the Apexindo Loan note and Sea Bear Loan notes. (see Note 10: Other Financial Items).

Equity in earnings of associated companies

During 2019 and 2018, we had certain wholly-owned subsidiaries accounted for under the equity method, as discussed in the consolidated financial statements included herein (Note 17: Investment in associated companies). The total equity in earnings of associated companies in 2019 was $2.4 million higher than in the comparative period in 2018 mainly due to the increase in finance lease interest income recorded by the harsh environment jack-up drilling rig West Linus as a result of interest rate adjustments per the charter contract. Amendments were made to the charter contracts for the rigs owned by these subsidiaries in connection with the Seadrill Restructuring Plan. Under the terms of the Restructuring Plan, we agreed to reduce the contractual charter hire for each of the three drilling units on charter to the Seadrill Charterers by approximately 29% for a period of five years with economic effect from January 2018, with the reduced amounts added back in the period thereafter. The term of the charters for West Hercules and West Taurus was also extended by 13 months until December 2024. In addition, the purchase obligations in the case of West Hercules and West Taurus and the put option in the case of West Linus at expiry of the charters were amended.

Year ended December 31, 2018, compared with year ended December 31, 2017

Net income for the year ended December 31, 2018, was $73.6 million, a decrease of 27.3% from the year ended December 31, 2017.

(in thousands of $)	2018	2017
Total operating revenues	418,712	380,878
Gain/(loss) on sale of assets and termination of charters	(2,578)	1,124
Gain/(loss) on sale of subsidiaries and disposal groups	7,613	—
Total operating expenses	306,132	(227,376)
Net operating income	117,615	154,626
Interest income	17,951	19,330
Interest expense	(113,886)	(90,414)
Gain/(loss) on purchase of bonds	1,146	(2,305)
Other non-operating items (net)	36,161	(3,794)
Equity in earnings of associated companies	14,635	23,766
Net income	73,622	101,209

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

Direct financing and sales-type lease interest income arises on our crude oil tankers on charter to Frontline Shipping, one offshore support vessel on charter to the Solstad Charterer and 20 container vessels on charter to MSC. In general, direct financing lease interest income reduces over the terms of our leases, as progressively a lesser proportion of the lease rental payment is allocated to interest income and a greater proportion is treated as repayment on the lease. The $1.4 million increase in direct financing lease interest income from 2017 to 2018 is mainly a result of the addition of 15 second hand feeder size container vessels acquired in 2018. In addition two 19,400 TEU container vessels delivered in December 2018 on long-term charter to MSC contributed marginally to the increase. The increase was offset by the disposal of two Suezmax tankers in May 2017 and August 2017 and the sale of eight VLCC tankers between March 2017 and December 2018, and a reduction in lease income for one offshore supply vessel on charter to the Solstad Charterer following agreements to restructure and defer charterhire.

The $12.9 million reduction in finance lease service revenue arose as a result of the sale of the eight VLCCs and two Suezmax tankers previously on charter to Frontline Shipping.

We have a profit sharing arrangement with Frontline Shipping whereby we earn a 50% share of profits earned by the vessels above threshold levels. We earned and recognized profit sharing revenue under this arrangement of $1.5 million in the year ended December 31, 2018 compared with $5.6 million in 2017. The decrease is attributable to a less favorable tanker market in 2018 and also fewer vessels on charter to Frontline Shipping. In addition, we have eight dry bulk carriers operating on time-charters to the Golden Ocean Charterer, which includes profit sharing arrangements whereby we earn a 33% share of profits earned by the vessels above threshold levels. In the year ended December 31, 2018, we earned $0.2 million income under this arrangement compared with $0.2 million profit share in 2017.

In addition, we had a profit sharing agreement on one of our two Suezmax tankers trading in a pool together with two tankers owned by Frontline, which earned us nil profit share income in 2018 compared with $0.1 million in 2017.

Following amendments made to agreements in 2016, we also have a profit share arrangement relating to the five offshore supply vessels on charter to the Solstad Charterer, whereby the we are entitled to a 50% profit share above the base charter rates, calculated and paid on a quarterly basis on a vessel by vessel basis. No profit share revenue was earned by the vessels in 2018 or in 2017 as all five vessels are in lay-up.
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

Gain/(loss) on sale of subsidiaries and disposal groups
In December 2018, we entered into an agreement to sell 100% of the share capital of Rig Finance Limited ("Rig Finance"), a wholly owned subsidiary, to an unrelated third party. Rig Finance owned the jack-up drilling rig Soehanah resulting in a net gain of $7.6 million on the sale.

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
Depreciation expenses relate to the vessels on charters accounted for as operating leases and on voyage charters. The increase in depreciation by $15.9 million for 2018 compared with 2017, was mainly due to the addition of the two product tankers, SFL Trinity and SFL Sabine delivered to us in August 2017, the acquisition of four 13,800 TEU container vessels in May 2018 and the addition of three 10,600 TEU container vessels in September and October 2018. The increase was partially offset by a decrease in depreciation for the jack-up drilling rig Soehanah, following the termination of its previous bareboat charter agreement. The basis of the previous higher depreciation was an amortization to an option price within the terminated agreement.

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

At December 31, 2018, we and our consolidated subsidiaries, had total debt principal outstanding of $1.5 billion (2017: $1.5 billion), comprising $77.7 million (NOK672 million) outstanding principal amount of NOK floating rate bonds due 2019 (2017: $92.5 million, NOK758 million), $57.8 million (NOK500 million) outstanding principal amount of NOK floating rate bonds due 2020 (2017: $61.0 million, NOK500 million), $69.4 million (NOK600 million) outstanding principal amount of NOK floating rate bonds due 2023 (2017: $nil, NOKnil), $nil outstanding principal amount of 3.25% convertible bonds due 2018 (2017: $63.2 million), $212.2 million outstanding principal amount of 5.75% convertible bonds due 2021 (2017: $225.0 million), $151.7 million outstanding principal amount of 4.875% convertible bonds due 2023 (2017: $nil), and $0.9 billion under floating rate secured long term credit facilities (2017: $1.1 billion). In addition, we and our consolidated subsidiaries, had total capital lease debt obligations outstanding of $1.2 billion (2017: $0.2 billion).
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
At December 31, 2018, we and our consolidated subsidiaries were party to interest rate swap contracts, which effectively fixed our interest rates on $0.9 billion of floating rate debt at a weighted average rate excluding margin of 2.92% per annum (2017: $1.1 billion of floating rate debt fixed at a weighted average rate excluding margin of 2.85% per annum).

The above capital lease interest expense represents the interest portion of our capital lease obligations from four (2017: two) chartered-in 19,200 TEU and 19,400 TEU container vessels and from four (2017: nil) 13,800 TEU container vessels acquired in May 2018 and three (2017: nil) 10,600 TEU vessels that were re-financed through Japanese Operating Leases with Call Option sale and leaseback financing ("JOLCO financing") (see Note 21: Finance lease obligations and other long-term liabilities).

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

Equity in earnings of associated companies

During 2018 and 2017, we had certain wholly-owned subsidiaries accounted for under the equity method, as discussed in the consolidated financial statements included herein (Note 17: Investment in associated companies). The total equity in earnings of associated companies in 2018 was $9.1 million lower than in the comparative period in 2017 mainly due to the reduction in finance lease interest income recorded by the ultra-deepwater drilling units West Taurus and West Hercules and the harsh environment jack-up drilling rig West Linus. This is due to the amendments undertaken to the charter contracts for these rigs in connection with the Seadrill Restructuring Plan. Under the terms of the Restructuring Plan, we agreed to reduce the contractual charter hire for each of the three drilling units on charter to the Seadrill Charterers by approximately 29% for a period of five years with economic effect from January 2018, with the reduced amounts added back in the period thereafter. The term of the charters for West Hercules and West Taurus was also extended by 13 months until December 2024. In addition, the purchase obligations in the case of West Hercules and West Taurus and the put option in the case of West Linus at expiry of the charters were amended.

B. LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital intensive industry. Our purchase of the tankers in the initial transaction with Frontline was financed through a combination of debt issuances, a deemed equity contribution from Frontline and borrowings from commercial banks.  Our subsequent acquisitions have been financed through a combination of our own equity and term loans, lease financing and revolving credit facilities from commercial banks. Providers of such borrowings generally require that the loans be secured by mortgages against the assets being acquired, and at December 31, 2019, substantially all of our vessels and drilling units are pledged as security or are held as finance leases. However, in common with many other companies, we also have unsecured borrowings as shown below. Providers of unsecured financing do so on the basis of our assets and liabilities, cash flows, operating results and other factors, all of which affect the terms on which such unsecured financing is available. In general, unsecured financing is more expensive than borrowings secured against collateral.

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

Our long-term liquidity requirements include funding the equity portion of investments in new vessels, and repayment of long-term debt balances, including those relating to the following loan agreements of us and our consolidated subsidiaries as at December 31, 2019:

- NOK500 million senior unsecured bonds due 2020
- 5.75% senior unsecured convertible bonds due 2021
- NOK700 million senior unsecured bonds due 2023
- 4.875% senior unsecured convertible bonds due 2023
- $17.5 million secured term loan facility due 2023
- NOK700 million senior unsecured bonds due 2024
- $45 million secured term loan and revolving credit facility due 2021
- $20 million secured term loan facility due 2024
- $43 million secured term loan facility due 2020
- $43 million secured term loan facility due 2020
- $128 million secured term loan facility due 2021
- $210 million secured term loan facility due 2021
- $128 million secured term loan facility due 2022
- $171 million secured loan facility due 2023
- $39 million secured term loan facility due 2022
- $166 million secured term loan facility due 2022
- $33 million unsecured loan facility due 2023
- $76 million secured term loan facility due 2024
- $25 million secured term loan facility due 2024
- $29.5 million secured term loan facility due 2024
- $50 million secured term credit facility due 2025
- $143 million secured term loan facility due 2024
- $50 million secured term credit facility due 2024
- Borrowings secured on Frontline shares

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

The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where we guarantee all or part of the loans, (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries and (iii) a first priority mortgage over the relevant collateral assets which includes substantially all of the vessels and the drilling units that are currently owned by us as at December 31, 2019, excluding three 1,700 TEU container vessels, three 2,400-4,400 TEU container vessels and two chemical tankers.

At December 31, 2019, we had no commitments under contracts to acquire newbuilding vessels (2018: nil).

As at December 31, 2019, we committed $2.9 million towards the procurement of scrubbers on two of its oil tankers (2018: $3.4 million committed for four oil tankers), $13.0 million on four container vessels (2018: $0.0 million) and $17.5 million (2018 :$0.0 million) on seven Capesize drybulk vessels.

As at December 31, 2019, we also committed to pay approximately $9.2 million towards the installation of BWTS on 18 vessels in our fleet, with installations expected to take place up to 2022.

There were no other material contractual commitments as at December 31, 2019.

In addition, 11 (2018: 11) subsidiaries had lease liabilities totaling $1,106.4 million at December 31, 2019 (2018: $1,172.1 million) related to the charter-in of 11 (2018: 11) container vessels.

We expect that we will require additional borrowings or issuances of equity in the long term to meet our capital requirements.

As of December 31, 2019, we had cash and cash equivalents of $199.5 million (2018: $211.4 million). In the year ended December 31, 2019, we generated cash of $249.7 million net from operations, used $169.9 million net in investing activities and used $89.2 million net in financing activities.

Cash flows provided by operating activities for 2019 increased to $249.7 million, from $201.0 million for 2018, mainly due to changes in net operating income and timing of charter hire, profit share and other related receivables.

Investing activities used $169.9 million in 2019, compared with $866.6 million in 2018. The lower cash used in investing activities is mainly due to $39.3 million spent on capital improvements on the vessels in 2019 compared with $1,137.7 spent on vessels purchased in 2018. We also used cash of $211.1 million in 2019 in respect of six leaseback assets acquired in the year which was partly offset by $82.8 million proceeds received on the sale of the Frontline shares in 2019. In addition, $15.9 million was received from associated companies in 2019 compared with $24.2 million paid to associated companies to prepay two of the loans in 2018. 2018 included proceeds from the sale of assets and charter terminations of $145.7 million and net cash proceeds of $83.5 million received from the sale of the subsidiary owing the jack-up drilling rig Soehanah.

Net cash used by financing activities for 2019 was $89.2 million, compared to $724.9 million generated in 2018. The $814.1 million difference in cash provided by financing activities was primarily due to $944.1 million financing received from the sale and leaseback of nine vessels in 2018, no similar transaction occurred in 2019. This was partially offset by higher net proceeds of $203.0 million of debt drawn down in 2019, we repurchased and redeemed $80.7 million of our NOK and convertible bonds compared with $97.2 million in 2018. Higher repayments on finance lease obligations in 2019 of $63.7 million compared to $11.7 million in 2018. In addition, $41.8 million was paid in 2019 in connection with the settlement of the cross currency swap following its repurchase compared with no settlements in 2018.

During the year ended December 31, 2019, we paid four dividends totaling $1.40 per common share (2018: four dividends totaling $1.40 per common share), or a total of $151 million (2018: $149 million). All dividends paid in 2019 and 2018 were cash payments.

Borrowings

As of December 31, 2019, we had total short-term and long-term debt outstanding of $1.6 billion (2018: $1.5 billion).  In addition, as of December 31, 2019, our wholly-owned equity accounted subsidiaries SFL Deepwater Ltd., or SFL Deepwater, SFL Hercules Ltd., or SFL Hercules, and SFL Linus Ltd., or SFL Linus, had long term debt of $188 million, $202 million, and $232 million, respectively (2018: $204 million, $210 million and $241 million, respectively). These three subsidiaries are accounted for using the equity method, and their outstanding long-term debt is not included in the long-term debt shown on our consolidated balance sheet.

The following table presents an overall summary of our borrowings as at December 31, 2019:

December 31, 2019
(in millions of $)	Outstanding balance on loan
Unsecured borrowings:
NOK500 million bonds due 2020	56.9
5.75% senior unsecured convertible bonds due 2021	212.2
NOK700 million bonds due 2023	79.7
4.875% senior unsecured convertible bonds due 2023	148.3
NOK700 million bonds due 2024	79.7
Total bonds	576.8
Borrowings secured on Frontline shares	36.8
U.S. dollar denominated floating rate debt due through 2025	1,013.6
Total borrowings of Company and consolidated subsidiaries	1,627.2
Equity accounted subsidiaries: Loan facilities secured with mortgages on vessels and rigs	621.9
Total borrowings	2,249.1
Finance lease liabilities	1,106.4
Total borrowings and lease liabilities	3,355.5

In February 2010, a subsidiary entered into a $43 million secured term loan facility with a bank. The proceeds of the facility were used to partially finance the Suezmax tanker Glorycrown. At December 31, 2019, the amount outstanding under the facility was $14.9 million. The facility bore interest of LIBOR plus a margin and contained a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility matured in February 2020 and the amount outstanding was fully repaid and refinanced in March 2020 with a new secured term loan facility described below.

In March 2010, a subsidiary entered into a $43 million secured term loan facility with a bank. The proceeds of the facility were used to partially finance the Suezmax tanker Everbright. At December 31, 2019, the amount outstanding under this facility was $14.9 million. The facility bore interest of LIBOR plus a margin and contained a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility matured in March 2020 and the amount outstanding was fully repaid and refinanced in March 2020 with a new secured term loan facility described below.

In May 2011, eight subsidiaries entered into a $171 million secured loan facility with a syndicate of banks. The facility is supported by China Export & Credit Insurance Corporation, or SINOSURE, which has provided an insurance policy in favor of the banks for part of the outstanding loan. The facility is secured by seven Handysize dry bulk carriers. At December 31, 2019, the amount outstanding under this facility was $63.4 million. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The facility is secured against the subsidiaries' assets and a guarantee from us.

In June 2014, seven subsidiaries entered into a $45 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of seven 4,100 TEU container vessels. At December 31, 2019, the amount outstanding under this facility was $45.0 million, and the available amount under the revolving part of the facility was $0 million. The facility bears interest at LIBOR plus a margin and had an original term of five years. In June 2019, the terms of the loan were amended and restated, and the facility now matures in June 2021. The facility is secured against the subsidiaries' assets and a guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels, or six months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In September 2014, two subsidiaries entered into a $20 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two 5,800 TEU container vessels. At December 31, 2019, the amount outstanding under this facility was $19.1 million. The facility bears interest at LIBOR plus a margin and has a term of five years. In September 2019, the terms of the loan were amended and restated, and the facility now matures in 2024. The facility is secured against the subsidiaries' assets and a guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In September 2014, two subsidiaries entered into a $128 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding 8,700 TEU container vessels, which were delivered in 2014. At December 31, 2019, the amount outstanding under this facility was $84.0 million. The facility bears interest at LIBOR plus a margin and has a term of seven years. The facility is secured against the subsidiaries' assets and a limited guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or from the fifth anniversary of the drawdown under the facility, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In November 2014, two subsidiaries entered into a $128 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding 8,700 TEU container vessels, which were delivered in January 2015. At December 31, 2019, the amount outstanding under this facility was $87.1 million. The facility bears interest at LIBOR plus a margin and has a term of seven years. The facility is secured against the subsidiaries' assets and a limited guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or six months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In December 2014, two subsidiaries entered into a $39 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two Kamsarmax dry bulk carriers. At December 31, 2019, the amount outstanding under this facility was $24.3 million. The facility bears interest at LIBOR plus a margin and has a term of approximately eight years. The facility is secured against the subsidiaries' assets and a limited guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or 12 months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In July 2015, eight subsidiaries entered into a $166 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of eight Capesize dry bulk carriers. At December 31, 2019, the amount outstanding under this facility was $104.0 million. The facility bears interest at LIBOR plus a margin and has a term of approximately seven years. The facility is secured against the subsidiaries' assets and a limited guarantee from us. The facility contains minimum value covenants and also covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In November 2015, three subsidiaries entered into a $210 million secured term loan facility with a syndicate of banks, to partly fund the acquisition of three newbuilding container vessels. One of the vessels was delivered in November 2015, and the remaining two were delivered in 2016. At December 31, 2019, the amount outstanding under this facility was $160.8 million. The facility bears interest at LIBOR plus a margin and has a term of five years from the delivery of each vessel. The facility is secured against the subsidiaries' assets and a limited guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or six months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In October 2016, we issued $225 million senior unsecured convertible bonds. In December 2018, we made net purchases of bonds with principal amounts totaling $12.8 million and at December 31, 2019, the amount outstanding under this facility was $212.2 million. Interest on the bonds is fixed at 5.75% per annum. The bonds are convertible into our common shares and mature on October 15, 2021. The conversion rate at the time of issuance was 56.2596 common shares for each $1,000 bond, equivalent to a conversion price of approximately $17.7747 per share. The conversion rate will be adjusted for dividends in excess of $0.225 per common share per quarter. Dividend distributions made since the issuance of the bonds have increased the conversion rate to 65.4510, equivalent to a conversion price of approximately $15.28 per share as at this report date. In conjunction with the bond issue, we have loaned up to 8,000,000 of our common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their positions. The shares that were lent by us were initially borrowed from Hemen, our largest shareholder. In November 2016, we issued 8,000,000 new shares to replace the shares borrowed from Hemen.

In June 2017, we issued a senior unsecured bond loan totaling NOK500 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and have a term of approximately three years. The net amount outstanding at December 31, 2019, was NOK500 million, equivalent to $56.9 million. The bond agreement contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In August 2017, two of our wholly-owned subsidiaries entered into a $76.0 million secured term loan facility with a bank, secured against two product tanker vessels. The two vessels were delivered in August 2017. we has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. At December 31, 2019, the net amount outstanding was $64.3 million. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or 12 months prior to the maturity date of the facility, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

On April 23, 2018, we issued a senior unsecured convertible bond totaling $150.0 million. Additional bonds were issued on May 4, 2018 at a principal amount of $14.0 million. In December 2018, we made net purchases of bonds with principal amounts totaling $12.3 million and in January 2019 we made net purchases of bonds with principal amounts totaling $3.4 million. At December 31, 2019, the amount outstanding under this facility was $148.3 million. Interest on the bonds is fixed at 4.875% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1 and November 1. The bonds are convertible into our common shares and mature on May 1, 2023. The initial conversion rate at the time of issuance was 52.8157 common shares per $1,000 bond, equivalent to a conversion price of approximately $18.93 per share. Since the issuance, dividend distributions have increased the conversion rate to 65.4462, equivalent to a conversion price of approximately $15.28 per share. In conjunction with the bond issue, we agreed to loan up to 7,000,000 of its common shares to affiliates of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. As at December 31, 2019, a total of 3,765,842 shares were issued from up to 7,000,000 shares issuable under a share lending arrangement.

In June 2018, 15 of our wholly-owned subsidiaries entered into a $50.0 million secured term loan facility with a bank, secured against 15 feeder size container vessels feeder size container vessels. The 15 feeder size container vessels vessels were delivered in April 2018. We provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2019, was $40.7 million.

On September 13, 2018, we issued a senior unsecured bond totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on September 13, 2023. In July 2019, we conducted a tap issue of NOK100 million under these existing senior unsecured bonds due. The bonds were issued at 101.625% of par, and the new outstanding amount after the tap issue is NOK700 million. The net amount outstanding at December 31, 2019, was NOK700 million, equivalent to $79.7 million.

In December 2018, two of our wholly-owned subsidiaries entered into a $17.5 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund two Supramax dry bulk carriers. At December 31, 2019, the amount outstanding under this facility was $15.7 million. The facility bears interest at LIBOR plus a margin and has a term of approximately five years from delivery of the vessels. The facility is secured by the subsidiaries' assets and a limited guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2019, three of our wholly-owned subsidiaries entered into a $24.9 million senior secured term loan facility with a bank. The proceeds of the facility were used to partly fund three Supramax dry bulk carriers. At December 31, 2019, the amount outstanding under this facility was $22.9 million. The facility bears interest at LIBOR plus a margin and has a term of approximately five years from delivery of the vessels. The facility is secured by the subsidiaries' assets and a limited guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2019, three of our wholly-owned subsidiaries entered into a $50 million senior secured term loan facility with a bank, secured against three tankers chartered to Frontline Shipping. At December 31, 2019, the amount outstanding under this facility was $50.0 million. The facility bears interest at LIBOR plus a margin and has a term of four years. The facility is secured by the subsidiaries' assets and a limited guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. In 2020, $14.9 million of this facility was repaid following the sale of the Front Hakata.

In March 2019, two of our wholly-owned subsidiaries entered into a $29.5 million term loan facility with a bank. The proceeds of the facility were used to partly fund two car carriers. At December 31, 2019, the net amount outstanding under this facility was $27.0 million. The facility bears interest at LIBOR plus a margin and has a term of five years. The facility is secured by the subsidiaries' assets and a limited guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In June 2019, we issued a senior unsecured bond loan totaling NOK700 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and have a term of approximately five years. The net amount outstanding December 31, 2019 was NOK700 million, equivalent to $79.7 million. The bond agreement contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In June 2019, five of our subsidiaries entered into a $33.1 million term loan facility with a syndicate of banks. Although the facility is unsecured, we are acting as Guarantor. At December 31, 2019, the amount outstanding under this facility was $33.1 million. The facility bears interest at LIBOR plus a margin and has a term of approximately four years. In March 2020, $4.25 million of this facility was repaid following the sale of four offshore support vessels in February and March 2020.

In September 2019, three of our wholly-owned subsidiaries entered into a $142.5 million senior secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of three newbuilding crude oil tankers, against which the facility is secured. At December 31, 2019 the net amount outstanding under this facility was $142.5 million. The facility bears interest at LIBOR plus a margin and has a term of five years from the delivery of each vessel. The facility is secured by the subsidiaries' assets and a limited guarantee from SFL Corporation Ltd. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

At December 31, 2019, the three-month U.S. dollar LIBOR was 1.91% and the three-month Norwegian kroner NIBOR was 1.84%.

In March 2020, two of our subsidiaries entered into a $40 million secured term loan facility with a bank. The proceeds of the facility were used to partially finance the Suezmax tankers Everbright and Glorycrown and replaced the two $43 million secured term loan facilities described above. The facility bears interest of LIBOR plus a margin and has a term of two years. The facility is secured by the subsidiary's assets and a guarantee from SFL Corporation Ltd. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

Secured Borrowings
As at December 31, 2019, we had a forward contract to repurchase 3.4 million shares of Frontline on June 30, 2020. The transaction has been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability recorded at December 31, 2019 within debt for $36.8 million. We are required to post collateral of 20% of the total repurchase price plus 100% of the mark to market movement from the repurchase price for the duration of the agreement. As at December 31, 2019, $3.5 million was held as collateral as restricted cash. As at March 23, 2020, the share price of Frontline has fallen from $12.86 at year end to $6.71, therefore the collateral to be held as restricted cash has therefore increased to $19.4 million.

In January 2020, we issued a senior unsecured bond loan totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and have a term of approximately five years. The bond agreement contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

Debt in Associated Companies

In May 2013, our equity-accounted subsidiary SFL Hercules entered into a $375 million secured term loan and revolving credit facility with a syndicate of banks, secured against the ultra deepwater drilling rig West Hercules. At December 31, 2019, the amount outstanding under the facility was $201.9 million, and the revolving part of the facility has been amalgamated with the term loan. The facility bears interest at LIBOR plus a margin, had a term of six years which during 2018 was extended by four years from the original maturity, and is secured against the assets of SFL Hercules. The lenders have limited recourse to us as the holding company only guaranteed $78.9 million of the debt at December 31, 2019. The facility contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also has covenants that require Seadrill to maintain certain minimum levels of liquidity, current ratios, interest cover ratios and adjusted equity ratios and a maximum leverage ratio.

In October 2013, our equity-accounted subsidiary SFL Deepwater entered into a $390 million secured term loan and revolving credit facility with a syndicate of banks, secured against the ultra deepwater drilling rig West Taurus. At December 31, 2019, the amount outstanding under the new facility was $187.9 million, and the revolving part of the facility has been amalgamated with the term loan. The facility bears interest at LIBOR plus a margin, had a term of five years which during 2018 was extended by four years from the original maturity, and is secured against the assets of SFL Deepwater. The lenders have limited recourse to us as the holding company only guaranteed $84.7 million of the debt at December 31, 2019. The facility contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also has covenants that require Seadrill to maintain certain minimum levels of liquidity, current ratios, interest cover ratios and adjusted equity ratios and a maximum leverage ratio.

In October 2013, our equity-accounted subsidiary SFL Linus entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks. The proceeds of the facility were used to finance the acquisition of the newbuilding harsh environment jack-up drilling rig West Linus, which was delivered in February 2014. At December 31, 2019, the amount outstanding under the facility was $232.1 million, and the revolving part of the facility has been amalgamated with the term loan. The facility bears interest at LIBOR plus a margin, originally had a term of approximately five years which during 2018 was extended by four years from the original maturity, and is secured against the subsidiary's assets. The lenders have limited recourse to us as the holding company only guaranteed $102.5 million of the debt at December 31, 2019. The facility contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios. The facility also has covenants that require Seadrill to maintain certain minimum levels of liquidity, current ratios, interest cover ratios and adjusted equity ratios and a maximum leverage ratio.

In connection with Seadrill’s Restructuring Plan, certain amendments were agreed with the banks under the above three facilities in our equity account subsidiaries, including an extension of the final maturity date by four years, as mentioned above, and the minimum value clause not being applicable for the remaining life of the respective facilities. In addition, the minimum guarantee amounts were fixed at $75 million for SFL Deepwater, $70 million for SFL Hercules and $90 million for SFL Linus, but increase by any net cash amounts received by us from the relevant subsidiaries. Further, the financial covenants on Seadrill were replaced by financial covenants on a newly established subsidiary of Seadrill, Seadrill Rig Holding Company Limited (“RigCo”), who also acts as guarantor for the obligations under the leases for the three drilling units, on a subordinated basis to the senior secured lenders in Seadrill and new secured notes.

As at December 31, 2019, we were in compliance with all of the covenants under these long-term debt facilities and has not been notified of non-compliance on the part of RigCo. If RigCo were to breach the loan covenants applicable to them, there is a risk that we will not be in compliance with the applicable loan covenants under the relevant agreement and the outstanding amounts applicable under the long-term debt facilities may become due and payable.

Finance Lease Liabilities

In October 2015, we entered into agreements to charter in two 19,200 TEU newbuildings container vessels on a bareboat basis, each for a period of 15 years from delivery by the shipyard, and to charter out each vessel for the same 15-year period on a bareboat basis to MSC, an unrelated party. The vessels were delivered in December 2016 and March 2017. Both vessels are accounted for as investments in direct financing leases. The outstanding finance lease liability balance for these leases was $223 million at December 31, 2019.

In December 2018, we entered into agreements to charter in a further two 19,400 TEU container vessels on a bareboat basis, each for a period of 15 years, and to charter out each vessel for the same 15-year period on a bareboat basis to MSC, an unrelated party. The vessels were delivered in December 2018 and both are accounted for as investments in direct financing leases. The outstanding finance lease liability balance for these leases was $264 million at December 31, 2019.

Also in 2018, we acquired four 13,800 TEU container vessels and three 10,600 TEU container vessels, which were subsequently refinanced with an Asian based financial institution by entering into separate sale and leaseback financing arrangements. The vessels are leased back for terms ranging from six to 11 years, with options to purchase the vessel after six years. Due to the terms of the sale and leaseback arrangements, each option is expected to be exercised on the sixth anniversary. These sale and leaseback transactions were accounted for as vessels under finance leases. The outstanding finance lease liability balance for these leases was $620 million at December 31, 2019.

Minimum Value Covenants

Most of our loan facilities are secured with mortgages on vessels. At December 31, 2019, we had borrowings totaling $0.4 billion with minimum value covenants which are tested on a regular basis. These borrowings were secured against 38 vessels which had combined charter-free market values totaling approximately $0.9 billion. A reduction of 10% in charter-free market values in 2019 would not result in any material prepayments or reduction in availability on revolving credit facilities, after scheduled loan repayments and prepayments in the year.

In addition, at December 31, 2019, we had borrowings totaling $0.5 billion with minimum value covenants which are tested if there is a default under the charter under which the relevant vessels are employed. These borrowings were secured against 20 vessels which had combined charter-free market values totaling approximately $0.8 billion.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates. At December 31, 2019, we and our consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $0.9 billion, whereby variable LIBOR interest rates excluding additional margins are swapped for fixed interest rates between 1.07% per annum and 3.12% per annum. We entered into interest rate/currency swap contracts, related to our bonds denominated in Norwegian kroner, with notional principal amounts of NOK500 million ($64 million), NOK228 million ($26 million) and NOK420 million ($48 million) whereby variable NIBOR interest rates including additional margin are swapped for fixed interest rates of 6.91% per annum, 6.62% per annum 6.88% per annum, respectively, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK7.81 = $1, NOK7.95 = $1 and NOK8.69 = $1, respectively. We also entered into currency swap contracts, related to our NOK700 million bond (due 2023) denominated in Norwegian kroner and our NOK700 million bond (due 2024) denominated in Norwegian kroner, with notional principal amounts of NOK700 million ($88million) and NOK700 million ($81million) where the eventual settlement of the bonds will have an effective exchange rate of NOK7.95 = $1 and NOK8.69 = $1 respectively. The overall effect of our swaps is to fix the interest rate on approximately $1.0 billion of our floating rate debt, including equity accounted subsidiaries, at December 31, 2019, at a weighted average interest rate of 4.26% per annum including margin.

The effect of the above swap contracts is to substantially reduce our exposure to interest rate and exchange rate fluctuations, further analysis of which is presented in Item 11 "Quantitative and Qualitative Disclosures about Market Risk".

At the date of this report, we were not party to any other derivative contracts.

Equity

In November 2016, the Board of Directors renewed a share option scheme originally approved in November 2006, permitting the directors to grant options in our shares to our employees, officers and directors or our subsidiaries. The fair value cost of options granted is recognized in the statement of operations, with a corresponding amount credited to additional paid in capital. The additional paid-in capital arising from share options granted was $0.9 million in 2019 (2018: $0.5 million).

In October 2017, we issued a total of 9,418,798 new shares following separate privately negotiated transactions with certain holders of the 3.25% senior unsecured convertible bonds due 2018 for the conversion of a principal amount of $121.0 million from the outstanding balance of the convertible bonds.

In February 2018, we redeemed the full outstanding amount under the 3.25% senior unsecured convertible bonds due 2018. The remaining outstanding principal amount of $63.2 million was paid in cash, and the premium settled in common shares with the issue of 651,365 new shares.

In April 2018, we issued a total of 3,765,842 new shares of par value $0.01 each from up to 7,000,000 issuable under a share lending arrangement in relation with our issuance of 4.875% senior unsecured convertible bonds in April and May 2018. The shares issued have been loaned to affiliates of the underwriters of the bond issue in order to assist investors in the bonds to hedge their position. The bonds are convertible into common shares and mature on May 1, 2023. As required by ASC 470-20 "Debt with Conversion and Other Options", we calculated the equity component of the convertible bond, which was valued at $7.9 million at issue date and recorded as "Additional paid-in capital".

In May 2018, we issued a total of 4,024,984 new shares as part of the consideration paid for the acquisition of four 2014-built container vessels, each with approximately 13,800 TEU carrying capacity. The vessels are employed under long-term time-charters to an unrelated third party.

At our Annual General Meeting in September 2018, a resolution was passed to approve an increase of our authorized share capital from $1,500,000 divided into 150,000,000 common shares of $0.01 par value each to $2,000,000 divided into 200,000,000 common shares of $0.01 par value each by the authorization of an additional 50,000,000 common shares of $0.01 par value each.

During the year ended December 31, 2019, the Company issued a total of 18,246 new shares of $0.01 each following the exercise of 65,000 share options (2018: no new shares and 2017: 7,500 new shares issued to satisfy 7,500 options exercised).

In 2019, $31.9 million of the dividend was paid from contributed surplus (2018: $0.0 million).

Following the above transactions, as of December 31, 2019, our issued and fully paid share capital balance was $1.2 million, our additional paid-in capital was $469 million and our contributed surplus balance was $649 million.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

D. TREND INFORMATION

According to industry sources, vessel prices have generally declined since their peak in 2008. The first half of 2019 saw very limited newbuilding orders, down 47% year on year when comparing orders placed during January - August. The lack of new building orders comes as a result of uncertainty over global trade and impact of upcoming environmental regulations.

Despite seeing falling seaborne oil trade in 2019, the oil tanker market experienced a cyclical upturn during the second half of 2019. According to industry sources, spot charter rates in the fourth quarter reached its highest level of 2019, ending the year with average earnings during December for VLCC, Suezmax and Aframax sector of approximately $95,200, $71,300 and $67,400 per day, respectively. In 2019 growth in crude demand grew by approximately 0.5% and crude fleet growth was approximately 4.1%. Product tanker demand fell by approximately 0.8% while the product tanker fleet grew by 4.6%.

Overall, 2019 ended on a positive note for the tanker market in all sectors. The year saw declining seaborne oil trade, while the end of the year saw positive rate development due to increased floating storage related to the IMO 2020 sulfur cap, increased scrubber retrofitting taking vessels out of service, in addition to sanctions imposed by the US. According to industry sources, at the beginning of 2020, the fleet of trading crude tankers was expected to see a growth of 3.4% in 2020, while crude tanker demand was expected to grow by 3.8% in the same period. Product tanker demand growth was expected to grow by 4.8% with the product tanker fleet only expected to increase by 2.4% during 2020, providing fundamental support for the tanker sector in 2020. A series of potential impacts and factors may impact the demand growth. Since the beginning of the first quarter of 2020, the COVID-19 outbreak has had significant negative impacts on oil markets, with falling oil prices as a result of low Chinese oil demand and build-up of inventories. According to IEA, global refinery throughput could decrease by one million barrels per day year on year in the first quarter of 2020 as a result of the disruption. During March 2020, VLCC markets have however seen an increase in rates as Saudi Arabia has increased production as the OPEC+ supply deal is set to expire during Q1 2020, leading to increased crude oil exports along with rising demand for VLCCs. These factors however, remain uncertain and signals significant volatility and downside risk in the market going forward.

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

According to industry sources, the dry bulk global trade was estimated to expand by 0.8% during 2019. This amounts to an approximate total of 5.3 billion tonnes for the full year. In terms of tonne-miles, the growth stood at 0.7% on an overall level for the year. Industry sources indicate that the slower pace of growth in 2019 is a result of disruption to Brazilian and Australian exports during the first half of 2019. The bulk carrier fleet grew by approximately 3.9% during 2019, which indicates weaker headline fundamentals. Projections for 2020 remain unclear with possible stimulus packages along with US-China ‘phase one’ trade deal signed. Disruption to Brazilian iron ore exports along with continued uncertainty caused by the impact of the COVID-19 outbreak represents a significant downside risk to dry bulk demand outlook, as raw material demand is expected to be significantly impacted.

Looking ahead, prior to the outbreak of COVID-19, industry sources had indicated that bulk trade market could grow by approximately 1.8% or 2.5% if evaluating on a tonne-mile basis in 2020. Total fleet growth is projected to grow by 3.4% in 2020. According to industry source, at the start of 2020, the balance of an anticipated fleet growth of 3.4% compared with a tonne-mile trade growth of 2.5% along with macro factors was reflected in the average bulk carrier earnings with Capesize vessels starting of 2020 with average earnings during the first weeks with rates less than $4,000 per day. . This remains highly uncertain with continued negative effects from the COVID-19 outbreak anticipated to negatively impact the dry bulk market during 2020.

According to industry sources, the containership charter market generally saw improvement during 2019, compared to 2018 however with mixed trends. Improvements were led by larger vessels with support from vessels being taken out of service for scrubber retrofitting. The improvements filtered down to the intermediary and smaller sizes, however with limited improvement in the feeder segment. Spot rates for box freight were broadly flat during the year, with SCFI composite index averaging 811 points during 2019, down 3% compared to 2018. The global seaborne container trade is estimated to have grown by 1.8% during 2019 (TEU), down from an expansion of 4.3% in 2018. Fleet capacity growth slowed in 2019, standing at 4.0% compared to 5.6% growth seen in 2018.

Demolition activity in the container segment increased during the year with 89 vessels of 0.18 million TEU sold for recycling in 2019. According to industry sources, at the start of 2020, trade growth in 2020 was projected to pick up, with an estimated 2.8% TEU growth, or 2.4% TEU miles. Far East-Europe trade was projected to expand by just 1.8% compared to 2019. On the peak leg, transpacific trade is expected to contract in 2020 by 1% compared to 2019, this despite the US-China 'phase one' trade deal. Gradual improvements to container shipping demand were forecasted, however with certain downside risks to the outlook of both 2020 and 2021. Pressure on world economy following the outbreak of COVID-19 leading to factory closures and supply chain impacts will impact the liner trade. Following year end, we expect the container market to be negatively impacted as a result of the outbreak of COVID-19, with slowdown global and in particular, Chinese production during the first two months of 2020. It remains difficult to assess the effects on trade flows, with further shut down in consumer spending.

The dramatic reduction in the price of oil since 2014 has reduced demand for offshore drilling units, and day rates and utilizations have declined considerably in the four years to 2017, as many offshore exploration activities became inviable at low prices of between $50 and $55 per barrel. As a result, some owners/operators of drilling units have experienced financial difficulties in the past years, including breaching bank covenants and restructuring. The market remains challenging, however with slight improvements in number of offshore drilling rigs working under contract along with higher utilization at the end of 2019 (84%) compared to 2018 (76%). The fall in the price of oil during the first quarter of 2020 will, according to industry sources, affect the market for floating drilling rigs. The market for floating drilling rigs has changed drastically over the past 5 years, with over 100 floating rigs being retired. Recent breakdown in OPEC negotiations and continued COVID-19 concerns resulted in a significant drop in the price of oil. The effect on this related to the market is currently difficult to assess.

Interest rates have been at historically low levels since 2009. We have effectively hedged a substantial portion of our interest exposure on our floating rate debt through swap agreements with banks. Several of our charter contracts also include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding loan relating to the asset, effectively transferring the interest rate exposure to our counterparty under the charter contract.

The above overviews of the various sectors in which we operate are based on current market conditions. However, market developments cannot always be predicted and may differ from our current expectations.

E. OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2019, we were not party to any arrangements which may be considered to be off balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Commitments

At December 31, 2019, we had the following contractual obligations and commitments:

	Payment due by period
	Less than 1 year	1–3 years	3–5 years	After 5 years	Total
	(in millions of $)
NOK500 million senior unsecured bonds due 2020	56.9	—	—	—	56.9
5.75% unsecured convertible bonds due 2021	—	212.2	—	—	212.2
NOK700 million senior unsecured bonds due 2023	—	—	79.7	—	79.7
4.875% senior unsecured convertible bonds due 2023	—	—	148.3	—	148.3
NOK700 million senior unsecured bonds 2024	—	—	79.7	—	79.7
Borrowings secured on Frontline shares	36.8	—	—	—	36.8
Floating rate long-term debt	159.4	576.0	274.0	4.2	1,013.6
Floating rate long-term debt in unconsolidated subsidiaries (1)	48.0	236.6	337.2	—	621.8
Total debt repayments	301.1	1,024.8	918.9	4.2	2,249.0
Total interest payments (2)	74.7	101.4	30.2	1.5	207.8
Finance lease obligations	68.9	145.7	525.0	366.9	1,106.5
Interest on finance lease obligations	59.6	107.8	87.8	123.9	379.1
Scrubbers and BWTS installation commitments (3)	38.8	3.8	—	—	42.6
Total contractual cash obligations	543.1	1,383.5	1,561.9	496.5	3,985.0

(1)	The floating rate long-term debt facilities in the unconsolidated subsidiaries relate to the three drilling units on charter to the Seadrill Charterers.

(2)
Interest payments are based on the existing borrowings of both fully consolidated and equity-accounted subsidiaries. It is assumed that no further refinancing of existing loans takes place and that there is no repayment on revolving credit facilities. Interest rate swaps have not been included in the calculation. The interest has been calculated using the five year U.S. dollar swap of 0.55%, the five year NOK swap of 0.91% and the exchange rate of NOK11.32 = $1 as of March 20, 2020, plus agreed margins. Interest on fixed rate loans is calculated using the contracted interest rates.

(3)
As at December 31, 2019, the Company had committed $2.9 million towards the procurement of scrubbers on two of its oil tankers, $13.0 million on four container vessels and $17.5 million on seven Capesize drybulker carriers. As at December 31, 2019, the Company has also committed to paying approximately $9.2 million towards the installation of BWTS on 18 vessels from our fleet, with installations expected to take place up to 2022.

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

Name	Age	Position
James O'Shaughnessy	56	Director of the Company and Chairperson of the Audit Committee
Kathrine Astrup Fredriksen	36	Director of the Company
Bert Bekker	81	Director of the Company
Gary Vogel	54	Director of the Company
Keesjan Cordia	45	Director of the Company
Ole B. Hjertaker	53	Director and Chief Executive Officer of SFL Management AS (Principal Executive Officer)
Aksel C. Olesen	43	Chief Financial Officer of SFL Management AS (Principal Financial Officer)

Under our constituent documents, we are required to have at least one independent director on our Board of Directors whose consent will be required to file for bankruptcy, liquidate or dissolve, merge or sell all or substantially all of our assets.

Certain biographical information about each of our directors and officers is set forth below.

James O'Shaughnessy has been a Director of the Company since September 2018. Mr. O'Shaughnessy served as an Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited up to March 26, 2019. Prior to that Mr. O'Shaughnessy has amongst others served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O'Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland and is both a Fellow of the Institute of Chartered Accountants of Ireland and an Associate Member of the Chartered Insurance Institute of the UK. Mr. O'Shaughnessy earned a Master's Degree in Accounting from University College Dublin. Mr. O'Shaughnessy also serves as a director of Frontline, Golden Ocean and Archer Limited.

Kathrine Astrup Fredriksen has been a Director of the Company since February 2020. Ms. Fredriksen serves as Member of the Management Committee of Seatankers Consultancy Services UK Ltd and has served as a board member of Norwegian Property since 2016. She has previously been on the boards of Seadrill, Golar LNG, Frontline and Deep Sea Supply. Through her role at Seatankers Consultancy Services UK Ltd, she provides consulting services on all group investments and is intrinsically involved in the administration of the organization. Kathrine is educated at the European Business School in London.

Bert Bekker has served as a director of the Company since May 2015. Mr. Bekker has been in the heavy marine transport industry since 1978 when he co-founded Dock Express Shipping Rotterdam, the predecessor of Dockwise Transport. Mr. Bekker served as a director of Wilh. Wilhelmsen Netherlands B.V. from July 2003 until the end of 2014 and also served as a director of Seadrill Partners LLC from September 2012 until the end of 2019.

Gary Vogel has served as a director of the Company since December 2016. Mr Vogel is the Chief Executive Officer and a director of Eagle Bulk Shipping Inc (NASDAQ: EGLE), a U.S. listed owner and operator of dry bulk vessels. He has worked extensively both in the dry bulk market and private capital markets, and was previously the Chief Executive Officer of Clipper Group in Denmark.

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

Ole B. Hjertaker has been a Director of the Company since October 2019. Mr. Hjertaker has served as Chief Executive Officer of SFL Management AS since July 2009, prior to which he served as Chief Financial Officer from September 2006. Mr. Hjertaker also served as Interim Chief Financial Officer of SFL Management AS between July 2009 and January 2011. Prior to joining SFL, Mr. Hjertaker was employed in the Corporate Finance division of DNB NOR Markets, a leading shipping and offshore bank. Mr. Hjertaker has extensive corporate and investment banking experience, mainly within the maritime/transportation industries, and holds a Master of Science degree from the Norwegian School of Economics and Business Administration. Mr. Hjertaker also serves as a director of NorAm Drilling Company AS, or NorAm Drilling.

Aksel C. Olesen has been the Chief Financial Officer of SFL Management AS since January 2019. Prior to joining SFL Management AS, he spent 12 years at Pareto Securities where he worked in various positions in the firm’s investment banking division, including as Head of Investment Banking Asia in Singapore from 2011 to 2014 and most recent as Head of Shipping and Offshore Project Finance. Mr. Olesen started his career working for the shipping company Kristian Jebsens Rederi as part of the legal, business development and finance team. Mr. Olesen holds a Masters of Law degree from the University of Bergen.

B. COMPENSATION

During the year ended December 31, 2019, we paid to our directors and officers aggregate cash compensation of $1.9 million, including an aggregate amount of $0.04 million for pension and retirement benefits. We reimburse directors for reasonable out of pocket expenses incurred by them in connection with their service to us. In addition to cash compensation, during 2019 we also recognized an expense of $0.5 million relating to directors' and officers' stock options.

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

We currently have a Compensation Committee, which is responsible for establishing and reviewing the executive officers' and managements' compensation and benefits. Gary Vogel and James O'Shaughnessy are members of the Compensation Committee.

As a foreign private issuer, we are exempt from certain requirements of the NYSE that are applicable to U.S. listed companies. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NYSE, please see Item 16G or visit the corporate governance section of our website at www.sflcorp.com.

Our officers are elected by our Board of Directors immediately following each Annual General Meeting and shall hold office for such period and on such terms as the Board of Directors may determine.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service as a director.

D. EMPLOYEES

We currently employ 11 persons on a full-time basis through our subsidiaries SFL Management AS and Ship Finance Management (UK) Limited, and during the year ended December 31, 2019, employed 11 persons on a full-time basis. We have contracted with Frontline Management, Golden Ocean Management and other third parties for certain managerial responsibilities for our fleet, with Frontline Management for certain administrative services, including corporate services, and with Seatankers for certain advisory and support services.

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in our common shares as of March 27, 2020, are as follows:

Director or Officer	Beneficial interest in Common Shares of $0.01 each	Additional interest in options to acquire Common Shares which have vested	Percentage of Common Shares Outstanding
James O'Shaughnessy	—	8,333	*
Kathrine Astrup Fredriksen	**	—	*
Bert Bekker	—	18,333	*
Gary Vogel	—	8,333	*
Keesjan Cordia	—	8,333	*
Ole B. Hjertaker	91,840	165,666	*
Aksel C. Olesen	—	33,333	*

*    Less than one percent.

** Ms. Kathrine Fredriksen does not directly own any of our common shares. Hemen, our major shareholder, is indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family, including Ms. Fredriksen. These trusts are discretionary and the discretionary beneficiaries, including Ms. Fredriksen, can only potentially benefit if the trustee exercises its powers. As such, Ms Fredriksen has no absolute entitlement to the trust assets and thus disclaims beneficial ownership of the 26,918,687 shares of our common stock owned by Hemen, except to the extent of her voting and dispositive interests in such shares of common stock (if any). Ms. Fredriksen has no pecuniary interest in such shares except as a discretionary beneficiary of the trusts referenced above.

Share Option Scheme

In November 2016, our Board of Directors renewed the SFL Corporation Ltd. Share Option Scheme originally approved in November 2006. Following the renewal in November 2016, the scheme will expire in November 2026. The subscription price for all options granted under the scheme will be reduced by the amount of all dividends per share declared by us in the period from the date of grant until the date the options are exercised.

In March 2016, 279,000 options were awarded to employees, officers and Directors pursuant to our Share Option Scheme. The options vest over a three year period and have a five year term. The initial exercise price was $14.38 per share and the first options were exercisable from March 2017.

In September 2017, 113,000 options were awarded to employees and officers pursuant to our Share Option Scheme. The options vest over a three year period and have a five year term. The initial exercise price was $14.30 per share and the first options will be exercisable from September 2018.

In April 2018, 83,000 options were awarded to employees and officers pursuant to our Share Option Scheme. The options vest over a three year period and have a five year term. The initial exercise price was $14.67 per share and the first options will be exercisable from April 2019.

In January 2019, 100,000 options were awarded to one officer pursuant to our Share Option Scheme. The options vest over a three year period and have a five year term. The initial exercise price was $11.50 per share and the first options will be exercisable from January 2020.

In March 2019, 425,000 options were awarded to employees, officers and Directors pursuant to our Share Option Scheme. The options vest over a three year period and have a five year term. The initial exercise price was $12.35 per share and the first options will be exercisable from March 2020.

In February 2020, 350,000 options were awarded to employees, officers and Directors pursuant to our Share Option Scheme. The options vest over a three year period and have a five year term. The initial exercise price was $13.45 per share and the first options will be exercisable from February 2021.

Details of options to acquire our common shares by our Directors and officers as of March 27, 2020, were as follows:

	Number of options
Director or Officer	Total	Vested	Exercise price	Expiration Date
James O'Shaughnessy	25,000	8,333	$10.95	March 2024
James O'Shaughnessy	25,000	—	$13.10	February 2025
Bert Bekker	10,000	10,000	$8.28	March 2021
Bert Bekker	25,000	8,333	$10.95	March 2024
Bert Bekker	25,000	—	$13.10	February 2025
Gary Vogel	25,000	8,333	$10.95	March 2024
Gary Vogel	25,000	—	$13.10	February 2025
Keesjan Cordia	25,000	8,333	$10.95	March 2024
Keesjan Cordia	25,000	—	$13.10	February 2025
Ole B. Hjertaker	79,000	79,000	$8.28	March 2021
Ole B. Hjertaker	40,000	26,666	$10.80	September 2022
Ole B. Hjertaker	30,000	10,000	$11.87	April 2023
Ole B. Hjertaker	150,000	50,000	$10.95	March 2024
Ole B. Hjertaker	85,000	—	$13.10	February 2025
Aksel C. Olesen	100,000	33,333	$9.75	January 2024
Aksel C. Olesen	50,000	—	$13.10	February 2025

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table presents certain information as at March 23, 2020, regarding the ownership of our Common Shares with respect to each shareholder whom we know to beneficially own five percent or more of our outstanding Common Shares.

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

A total of 119,398,179 common shares were outstanding as of March 23, 2020. In calculating the above percentages of common shares held by Hemen we have included 8,000,000 shares issued as part of a share lending arrangement relating to the October 2016 issue of 5.75% convertible notes and 3,765,842 shares issued in December 2018 as part of a share lending arranging relating to the 4.875% convertible notes. These shares will be returned to us on or before the maturity of the bonds in 2021 and 2023 respectively.

Our major shareholders have the same voting rights as our other shareholders.

As at March 23, 2020, we had 409 holders of record in the United States, including Cede & Co., which is the Depositary Trust Company’s nominee for holding shares on behalf of brokerage firms, as a single holder of record.

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

B. RELATED PARTY TRANSACTIONS

The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the NYSE in June 2004. A large part of our business continues to be transacted through contractual relationships between us and the following related parties, being companies in which Hemen and companies associated with Hemen have, or had, a significant direct or indirect interest:

-    Frontline
-    Frontline Shipping
-    Seadrill
-    Golden Ocean
-    Seatankers Management Co. Ltd. ("Seatankers")
-    NorAm Drilling
-    Golden Close Corp. Ltd. ("Golden Close")
-    Sterna Finance Ltd ("Sterna Finance")
-    ADS Crude Carriers Plc ("ADS Crude Carriers")

As of March 27, 2020, we chartered two vessels to Frontline Shipping under long-term direct financing leases, most of which were given economic effect from January 1, 2004. At December 31, 2019, the balance of net investments in direct financing leases to Frontline Shipping was $111.5 million (2018: $115.0 million) of which $8.3 million (2018: $8.0 million) represented short-term maturities.

Frontline Shipping is a wholly owned subsidiary of Frontline, but the performance under the leases is not guaranteed by Frontline following the amendments agreed to in 2015 with respect to certain charter agreements. Frontline Shipping can only make distributions to its parent company if it can demonstrate it will have free cash of minimum of $2 million per vessel both prior to and following (i) such distribution, (ii) the payment of the next hire due and any profit share accrued under the charters and (iii) the note issued to us must be fully repaid. Due to the volatile nature of the tanker market, there is a risk that Frontline Shipping may not have sufficient funds to pay the agreed charterhires. However, the performance under the fixed price management agreements with Frontline Management whereby we pay management fees of $9,000 per day for each vessel to cover all operating costs including drydocking costs, are guaranteed by Frontline.

As compensation for the amendments entered into in June 2015 we received 55 million ordinary shares in Frontline, the fair value of which amounted to $150.2 million on the date of receipt. Following the amendments, from July 1, 2015, the leases were revised to reflect the compensation payment received and the reduction in future minimum lease payments to be received. In February 2016, Frontline enacted a 1-for-5 reverse stock split, and after the stock split we held 11 million ordinary shares. During the year ended December 31, 2019 we sold approximately 7.6 million shares and our holding of Frontline now consists of approximately 3.4 million shares. In the year ended December 31, 2019, we received dividend income totaling $0.3 million (2018: $0.0 million) on these shares.

During the year ended December 31, 2019, we agreed to install scrubbers on two of the vessels on charter to Frontline Shipping and incurred costs of $4.2 million which represents a 50% share of joint costs with Frontline Shipping. Profits sharing arrangements were not changed.

The amendments to the charter agreements made in June 2015, increased the profit sharing percentage to 50% for earnings above the new time-charter rates with effect from July 1, 2015. Following the amendments, the profit share is calculated and payable on a quarterly basis. We earned $4.8 million under the 50% profit sharing agreement in 2019 (2018: $1.5 million; 2017: $5.6 million).

As of March 27, 2020, we chartered two of our ultra deepwater drilling units to two of the Seadrill Charterers under long-term direct financing leases, these units are being owned by equity-accounted subsidiaries. At December 31, 2019, the balance of net investments in direct financing leases to the two Seadrill Charterers was $592.7 million (2018: $623.3 million), of which $32.9 million (2018: $30.6 million) represents short-term maturities.

As of March 27, 2020, we chartered a harsh environment jack-up drilling rig to one of the Seadrill Charterers, which is a subsidiary of NADL, under a long-term direct financing lease. This drilling rig is owned by an equity-accounted subsidiary. At December 31, 2019 the balance of the net investment in the direct financing lease to the subsidiary was $375.2 million (2018: $396.7 million) of which $14.3 million (2018: $21.5 million) represents short-term maturities. The obligations under the bareboat charter were originally guaranteed by NADL. In February 2015, amendments were made to the bareboat charter, whereby Seadrill replaced NADL as charter guarantor.

In 2015, we took delivery of eight Capesize dry bulk carriers from subsidiaries of Golden Ocean for a total cost of $272.0 million. The vessels were immediately chartered back to a subsidiary of Golden Ocean on ten year time charters, at base charter rates of $17,600 per day for the first seven years and $14,900 per day thereafter. The charters also included an interest adjustment clause, whereby the base charter rates are adjusted based on the actual LIBOR compared to a base LIBOR. The performance under the charters is fully guaranteed by Golden Ocean. We will also receive a 33% profit share of revenues above the interest adjusted base charter rates, calculated and payable on a quarterly basis. In December 2019, amendments were made to the seven of charters, we agreed to finance an exhaust gas cleaning system ("scrubbers") on seven vessels with an amount of up to $2.5 million per vessel, subject to an increase in the base charter rate of $1,535 per day from 1 January 2020 until 30 June 2025. In the event that the cost of the installation is below or exceeds $2.5 million per vessel, such cost will be for the benefit of Golden Ocean.

In the year ended December 31, 2019, we earned $0.8 million income under this arrangement (2018: $0.2 million; 2017: $0.2 million). The charters for these vessels are classified as operating leases and at December 31, 2019, the net book value of these vessels was $201.7 million (2018: $217.7 million). The amendment to charters on seven of the vessels in 2019 did not amend the original lease classification.

We pay Frontline Management a management fee of $9,000 per day per vessel for all vessels chartered to Frontline Shipping, apart from certain vessels where the fee is suspended while they are sub-chartered on a bareboat basis. This daily fee has been payable since July 1, 2015, when amendments to the charter agreement became effective, before which the fixed daily fee was $6,500 per day. As of March 27, 2020, we also have 14 container vessels, 14 dry bulk carriers, two Suezmax tankers, two car carriers and two product tankers operating on time charter or in the spot market, for which the supervision of the technical management is sub-contracted to Frontline Management. In the year ended December 31, 2019, management fees paid to Frontline Management amounted to $11.8 million (2018: $24.0 million; 2017: $36.5 million). The management fees are classified as vessel operating expenses.

We pay Golden Ocean Management a management fee of $7,000 per day per vessel for the eight vessels chartered to a subsidiary of Golden Ocean. As of March 27, 2020, we also have 14 container vessels and 14 dry bulk carriers operating on time-charters, for which part of the operating management is sub-contracted to Golden Ocean Management. In the year ended December 31, 2019, total management fees paid to Golden Ocean Management amounted to approximately $21.3 million (2018: $21.2 million; 2017: $21.2 million).

In 2018, we received a termination fee of $8.9 million (with a fair value of $4.4 million) in the form of a loan note from Frontline Shipping for the early termination of the Front Circassia lease and loan notes from Frontline for $3.4 million per vessel were received as compensation for early termination of the charters Front Page, Front Stratus, Front Serenade and Front Ariake. In the year ended December 31, 2019 we earned total interest on the loan notes from Frontline and Frontline Shipping in the amount of approximately $1.6 million (2018: $0.9 million; 2017: $0.0 million).

In February 2020, we delivered the 2002-built VLCC Front Hakata to an unrelated third party for sale proceeds of $33.5 million. Furthermore, we agreed with Frontline Shipping Limited (“FSL”), to terminate the long-term charter for the vessel upon the sale and delivery and paid $3.2 million compensation to FSL for early termination of the charter. The loan notes for the Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake sold in 2018 were settled in February 2020. We received $19.9 million as settlement and expect to recognize a gain of $4.4 million in the first quarter of 2020.

In March 2017, May 2017, June 2017 and August 2017, Front Century, Front Brabant, Front Scilla and Front Ardenne on charter to Frontline Shipping were sold to unrelated third parties and their leases canceled, with agreed termination fees of $4.1 million, $3.6 million, $6.5 million and $4.8 million, respectively, received as compensation for the early termination of the charters.

In May 2018, four of our wholly-owned subsidiaries entered into a $320.0 million unsecured loan facility provided by an affiliate of Hemen, Sterna Finance. The unsecured intermediary loan facility was entered into to partly fund the acquisition of four 13,800 TEU container vessels acquired in May 2018. We had provided a corporate guarantee for this loan facility, which had a fixed interest rate, was non-amortizing and had a term of 13 months from the drawdown date of the loan. Interest expense incurred on the loan in the year ended December 31, 2019 was $0.0 million. (2018: $6.4 million; 2017: $0.0 million). The loan balance was prepaid in full in November 2018.

In August 2018, we acquired approximately 4.0 million shares in ADS Crude Carriers, a newly formed company trading on the Oslo Merkur Market. The shares were purchased for $10.0 million, and have a fair value of $13.2 million at December 31, 2019. These shares, on which dividend income was received in the year ended December 31, 2019 of $0.3 million (2018: $0.0 million; 2017: $0.0 million), represent approximately 17% of the outstanding shares. In December 2019, we signed a $7.5 million senior unsecured revolving credit facility agreement with ADS Crude Carriers, as ‘Borrower’ whereby SFL will provide $5 million of the unsecured facility or approximately 67%. The facility is available for 12 months and carries an interest rate and a commitment fee on the undrawn available balance of the facility. The borrower can voluntarily cancel or repay the facility, in whole or part. We received an upfront fee of $50,000 in respect of this contract in the year ended December 31, 2019.

In November 2016, we acquired approximately 12 million shares in NorAm Drilling for a consideration of approximately $0.7 million. In November 2018 NorAm undertook a share consolidation of 20:1, resulting in a revised investment of 0.6 million shares. On the same day NorAm participated in a rights issue, increasing our investment in shares by 0.6 million shares. In December 2018, we acquired an additional 41,756 shares bringing the total investment in NorAm to 1.3 million shares with a fair value of $3.9 million. This investment, on which dividend income was received in the year ended December 31, 2019, of $0.0 million (2018: $0.0 million; 2017: $0.0 million), is included in "Investments in Debt and Equity Securities" (Note 11).

We also hold within "Investments in Debt and Equity Securities" senior secured corporate bonds in NorAm Drilling due 2021. During 2018, we redeemed a total of 466,667 units at par value and recorded no gain or loss on redemption. Interest amounting to $0.5 million was earned in the year ended December 31, 2019 (2018: $0.5 million; 2017: $0.5 million). In addition, we earned other income of $0.0 million in the year ended December 31, 2019 (2018: $0.0 million; 2017: $0.1 million).

During 2018, Golden Close initiated liquidation proceedings. As a result of this, we received total proceeds of $45.6 million in settlement of its total investment, resulting in an overall net gain of $13.5 million. We earned interest income on the Golden Close notes up to the date of redemption of $0.0 million in the year ended December 31, 2019 (2018: $0.2 million; 2017: $0.6 million). As at December 31, 2019, the net investment in Golden Close debt and equity securities is $0.0 million (2018: $0.0 million).

During 2017, we received shares in Golden Close as part of a bond restructuring undertaken by Golden Close. These shares represented approximately 20% of the outstanding shares in the company when they were acquired.

In June 2017, we facilitated a performance guarantee in favor of an oil company relating to a new contract for the drillship Deepsea Metro 1, which is owned by Golden Close. The guarantee had a maximum liability limited to $18.0 million, a maturity of up to six months, and was secured under a first lien mortgage over the drillship, ranking ahead of other secured claims. During 2017, we recorded net fee income of $0.4 million for facilitating the guarantee. The performance guarantee agreement was terminated in September 2017.

SFL Deepwater, SFL Hercules and SFL Linus are our wholly-owned subsidiaries, which are accounted for using the equity method. SFL has agreements with SFL Deepwater, SFL Hercules and SFL Linus granting them loans of $145.0 million, $145.0 million and $125.0 million, respectively. The loans carry a fixed interest rate and are repayable in full on October 1, 2023, October 1, 2023 and June 30, 2029, respectively, or earlier if the companies sell their drilling units. The outstanding loan balances as at December 31, 2019, were $113.0 million, $80.0 million, and $121.0 million for SFL Deepwater, SFL Hercules and SFL Linus, respectively. SFL is entitled to take excess cash from these companies, and such amounts are recorded within their current accounts with SFL. The loan agreements specify that the balance on the current accounts will have no interest applied and will be settled by offset against the eventual repayments of the fixed interest loans. In the year ended December 31, 2019, we received interest income on these loans of $5.1 million from SFL Deepwater (2018: $5.1 million; 2017: $5.4 million), $3.6 million from SFL Hercules (2018: $3.6 million; 2017: $4.3 million) and $5.4 million from SFL Linus (2018: $5.4 million, 2017: $5.5 million) totaling $14.1 million. As at December 31, 2019, the combined bank borrowings of SFL Deepwater, SFL Hercules and SFL Linus amounted to $621.9 million and we guaranteed $266.1 million of this debt which is secured by first priority mortgages over the relevant rigs. In addition, we have assigned all claims we may have under secured loans granted by us to SFL Deepwater, SFL Hercules and SFL Linus, in favor of the lenders under the respective credit facilities.

In June 2017, Deep Sea completed a merger with Solstad Offshore ASA and Farstad Shipping ASA, creating Solstad Farstad which is listed on the Oslo Stock Exchange, with Hemen's shareholding in Solstad Farstad being below 20%. In October 2018, Solstad Farstad changed its name to Solstad Offshore ASA ("Solstad"). We have determined that Solstad was not a related party as Hemen was deemed not to have significant influence over the new listed entity. Following the merger, Solship Invest 3 AS (formerly Deep Sea), a wholly owned subsidiary of Solstad, acts as charter guarantor under the long-term charter agreements.

In July 2016, we agreed to amend the terms of the charters with Deep Sea, which were scheduled to terminate between September 2019 and January 2020. Under the amended agreements, the charter rates were temporarily reduced until May 2018, in exchange for extending the original charter periods by three years and introducing a 50% profit share on charter revenues earned by the vessels above the new base charter rates, calculated on a time-charter equivalent basis. We earned no profit share income under profit sharing arrangements during 2017, the period when Deep Sea was classified as a related party.

C. INTERESTS OF EXPERTS AND COUNSEL

The consolidated financial statements of SFL Corporation Ltd. (formerly Ship Finance International Limited) (“SFL” or the “Company”) and its subsidiaries, consist of consolidated balance sheets as of December 31, 2019 and December 31, 2018, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2019, which have been audited by MSPC, Certified Public Accountants and Advisors, PC ("MSPC"), an independent registered public accounting firm, in conformity with accounting principles generally accepted in the United States of America.

As part of the above audits MSPC had used employees of other accounting firms to participate in its audit of the Company in accordance with PCAOB AS 1201. Such personnel were from Moore Stephens LLP, the UK member firm of Moore Stephens International until February 4th 2019 and thereafter latterly BDO LLP (“BDO”), the UK member firm of BDO International.

In October 2019, during the annual independence evaluation procedures, BDO (and previously Moore Stephens LLP) identified a non-audit service provided in fiscal years 2017, 2018 and 2019 to Ship Finance Management (UK) Limited, an immaterial UK subsidiary of the Company that is not permissible under SEC independence rules. The services were performed by different BDO employees to those that participated in the MSPC audit of the Company. BDO, previously Moore Stephens LLP ceased to provide these services prior to December 31, 2019. The fees for the services to both Moore Stephens LLP and latterly BDO were less than 1% of the total annual audit fee to MSPC and the UK subsidiary’s assets and income were less than 0.5% of the total consolidated asset and net income of the Company in each of the above respective periods.

MSPC considered whether the matter noted above impacted its objectivity and ability to exercise impartial judgment with regard to its engagement as our auditors and have concluded that there has been no impairment of MSPC’s objectivity and ability to exercise impartial judgment on all matters encompassed within its audits. After taking into consideration the facts and circumstances of the above matter and MSPC’s determination, our Board of Directors also concluded that MSPC’s objectivity and ability to exercise impartial judgment has not been impaired during any of the years in the three-year period ended December 31, 2019.

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

We have paid the following cash dividends in 2015, 2016, 2017, 2018 and 2019:

Payment Date	Amount per Share
2015
March 27, 2015	$0.42
June 30, 2015	$0.43
September 30, 2015	$0.44
December 30, 2015	$0.45

2016
March 30, 2016	$0.45
June 29, 2016	$0.45
September 29, 2016	$0.45
December 29, 2016	$0.45

2017
March 30, 2017	$0.45
June 30, 2017	$0.45
September 29, 2017	$0.35
December 29, 2017	$0.35

2018
March 27, 2018	$0.35
June 29, 2018	$0.35
September 27, 2018	$0.35
December 28, 2018	$0.35

2019
March 29, 2019	$0.35
June 28, 2019	$0.35
September 23, 2019	$0.35
December 27, 2019	$0.35

On February 18, 2020, our Board of Directors declared a dividend of $0.35 per share which was paid in cash on March 25, 2020.

B. SIGNIFICANT CHANGES

None.

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

Our common shares were listed on the NYSE on June 15, 2004, and commenced trading on that date under the symbol "SFL".

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not Applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Our Memorandum of Association has previously been filed as Exhibit 3.1 to our Registration Statement on Form F-4 (Registration No. 333-115705) filed with the SEC on May 25, 2004, and is hereby incorporated by reference into this Annual Report.

At our 2013 Annual General Meeting the shareholders voted to amend our Bye-laws, principally those governing General Meetings, proceedings of the Board of Directors and delegation of its powers. Our amended Bye-laws as adopted by shareholders on September 20, 2013, have previously been filed as Exhibit 1.3 to our annual report on Form 20-F for the year ended December 31, 2014, filed with the SEC on April 9, 2015 and are hereby incorporated by reference to this Annual Report.

At our 2016 Annual General Meeting the shareholders voted to amend our Bye-laws to change the quorum requirement for General Meetings to two Members present in person or by proxy and entitled to vote (whatever the number of shares held by them). Our amended Bye-laws as adopted by shareholders on September 23, 2016, have previously been filed as Exhibit 1 to our report on Form 6-K, filed with the SEC on September 29, 2016, and are hereby incorporated by reference to this Annual Report.

At our 2016 Annual General Meeting the shareholders approved the reorganization of our share capital, which resulted in a reduction of the par value of our common shares from $1.00 to $0.01 and an increase in the number of authorized shares from 125,000,000 to 150,000,000.

At our 2018 Annual General Meeting, the shareholders approved the increase of our authorized share capital from US$1,500,000 divided into 150,000,000 common shares of US$0.01 par value each to US$2,000,000 divided into 200,000,000 common shares of US$0.01 par value each by the authorization of an additional 50,000,000 common shares of US$0.01 par value each.

Our purposes and powers are set forth in Items 6(1) and 7(a) through (h) of our Memorandum of Association and in the Second Schedule of the Bermuda Companies Act of 1981, which is attached as an exhibit to our Memorandum of Association.  These purposes include exploring, drilling, moving, transporting and refining petroleum and hydro-carbon products, including oil and oil products; the acquisition, ownership, chartering, selling, management and operation of ships and aircraft; the entering into of any guarantee, contract, indemnity or suretyship and to assure, support, secure, with or without the consideration or benefit, the performance of any obligations of any person or persons; and the borrowing and raising of money in any currency or currencies to secure or discharge any debt or obligation in any manner.

Bermuda law permits the Bye-laws of a Bermuda company to contain provisions excluding personal liability of a director, alternate director, officer, member of a committee authorized under Bye-law 98, resident representative or their respective heirs, executors or administrators to us for any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the officer or person may be guilty.  Bermuda law also grants companies the power generally to indemnify our directors, alternate directors and officers and any members of a committee authorized under Bye-law 98, resident representatives or their respective heirs, executors or administrators if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, alternate director or officer of ours or member of a committee authorized under Bye-law 98, resident representative or their respective heirs, executors or administrators or was serving in a similar capacity for another entity at our request.

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

Our Bye-laws do not prohibit a director from being a party to, or otherwise having an interest in, any transaction or arrangement with us or in which we are otherwise interested.  Our Bye-laws provide our Board of Directors the authority to exercise all of the powers of the Company to borrow money and to mortgage or charge all or any part of our property and assets as collateral security for any debt, liability or obligation.  Our directors are not required to retire because of their age, and our directors are not required to be holders of our common shares.  Directors serve for one year terms, and shall serve until re-elected or until their successors are appointed at the next annual general meeting.

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

C. MATERIAL CONTRACTS

We have not entered into any new material contracts since January 1, 2019, other than those entered in the ordinary course of business or already attached in the exhibits.

Seadrill’s Plan of Reorganization

On July 2, 2018, Seadrill emerged from Chapter 11 successfully completing its reorganization pursuant its plan of reorganization, or the Plan of Reorganization entered into in 2017. Under the terms of the Plan of Reorganization, we have agreed to reduce the contractual charter hire for each of the three drilling units on charter to the Seadrill Charterers by approximately 29% for a period of five years starting in 2018, with the reduced amounts added back in the period thereafter, as set out in the Restructuring Plan. The term of the charters for West Hercules and West Taurus were extended by 13 months until December 2024. The call options on behalf of the Seadrill Charterers under the relevant leases have also been amended as set out in the Restructuring Plan. In addition, the purchase obligations in the case of West Hercules and West Taurus and the put option in the case of West Linus at expiry of the charters have been amended as set out in the Restructuring Plan. The performance under the charters is guaranteed by Seadrill. The Restructuring Plan is an exhibit incorporated by reference to this annual report.

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

As discussed below, for the 2019 taxable year we believe the Company satisfied the Publicly-Traded Test, since on more than half the days in the taxable year we believe the Company's common shares were primarily and regularly traded on the NYSE, an established securities market in the United States.

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

For our 2019 taxable year, we do not believe that we were subject to the 5 Percent Override Rule and, therefore, we believe that we satisfied the Publicly-Traded Test. There are, however, factual circumstances beyond our control that could cause the Company to lose the benefit of the Section 883 exemption and thereby become subject to U.S. federal income tax on its U.S. source shipping income.  For example, Hemen owned as much as approximately 22.5% of our outstanding common shares during the 2019 year. There is, therefore, a risk that the Company could no longer qualify for exemption under Section 883 for a particular taxable year if other 5% Shareholders were, in combination with Hemen, to own 50% or more of the outstanding common shares of the Company on more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances as to the tax-exempt status of the Company or any of its subsidiaries.

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

As used herein, the term U.S. Holder means a beneficial owner of our common shares that (i) is a U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (a) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has in effect a valid election to be treated as a United States person for U.S. federal income tax purposes, (ii) owns our common shares as a capital asset, generally, for investment purposes, and (iii) owns less than 10% of our common shares for U.S. federal income tax purposes.

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

We intend to take the position that we were not treated as a PFIC for our 2019 taxable year. For the 2020 taxable year and future taxable years, depending upon the relative amount of income we derive from our various assets as well as their relative fair market values, it is possible that we may be treated as a PFIC.

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

F. DIVIDENDS AND PAYING AGENTS

Not Applicable.

G. STATEMENT BY EXPERTS

Not Applicable.

H. DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the public reference facilities maintained by the SEC at its principal office in Washington, D.C. 20549.  The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at our principal executive offices at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda HM 08. Our filings are also available on our website at www.sflcorp.com. This web address is provided as an inactive textual reference only. Information on our website does not constitute part of this annual report.

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

At December 31, 2019, we had entered into combined currency and interest rate swap contracts with a total notional principal of NOK500 million ($64.0 million), to hedge against fluctuations in interest and exchange rates on our NOK500 million senior unsecured bonds due 2020. Under these contracts, variable NIBOR interest rates including additional margin is swapped for fixed interest at an average of 6.91%, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK7.81 = $1. These contracts expire between March and June 2020 and we estimate that we would pay $6.1 million to terminate them as of December 31, 2019 (2018: $4.7 million).

Similarly, at December 31, 2019, we had entered into currency rate swap contracts and combined currency and interest rate swaps with a total notional principal of NOK600 million ($76.8 million), to hedge against fluctuations in exchange rates on our NOK600 million senior unsecured bonds due 2023. Under these contracts, variable NIBOR interest rates including additional margins is swapped for variable LIBOR rates including additional margins and variable NIBOR interest rates including additional margin is swapped for fixed interest at an average of 6.74%. The eventual settlement of the bonds will have an effective exchange rate of NOK7.81 = $1. These contracts expire in September 2023 and we estimate that we would pay $10.7 million to terminate them as of December 31, 2019 (2018: $9.6 million). During 2019, we had entered into additional combined currency and interest rate swap contracts with a total notional principal of NOK100 million ($11.3 million) to hedge against fluctuations in exchange rates on the NOK100 million tap issue to the NOK600 million. Under these contracts, variable NIBOR interest rates including additional margins is swapped for fixed interest of 6.38%. The eventual settlement of the bonds will have an effective exchange rate of NOK8.89 = $1. These contracts expire in September 2023 and we estimate that we would receive $0.2 million to terminate them as of December 31, 2019 (2018: $0.0 million).

Similarly, at December 31, 2019, we had entered into currency rate contracts and combined currency and interest rate swap contracts with a total notional principal of NOK700 million ($80.5 million), to hedge against fluctuations in interest and exchange rates on our NOK700 million senior unsecured bonds due 2024. Under these contracts, variable NIBOR interest rates including additional margin is swapped for variable LIBOR rates including additional margins and variable NIBOR interest rates including additional margin is swapped for fixed interest at an average of 6.88%. The eventual settlement of the bonds will have an effective exchange rate of NOK8.69 = $1. These contracts expire between June 2024 and we estimate that we would pay $2.4 million to terminate them as of December 31, 2019 (2018: $0.0 million).

At December 31, 2019, we and our consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $1.0 billion at fixed interest rates between 1.07% per annum and 6.96% per annum. These interest rate swap agreements mature between June 2020 and August 2029, and we estimate that we would pay $5.5 million to terminate them as of December 31, 2019 (2018: receive $8.7 million).

The overall effect of our swaps is to fix the interest rate on approximately $1.0 billion of our floating rate debt at December 31, 2019 (2018: $0.9 billion), at a weighted average interest rate of 4.26% per annum including margin (2018: 4.68%).

Several of our charter contracts contain interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest rate on the outstanding loan, effectively transferring interest rate exposure to the counterparty under the charter contract. At December 31, 2019, a total of $0.7 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity accounted subsidiaries. None of this was subject to interest rate swaps entered into for the benefit of the charterer. The balance of $0.7 billion remained on a floating rate basis. Comparably as at December 31, 2018, a total of $0.8 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity accounted subsidiaries. Of this, approximately $nil billion was subject to interest rate swaps entered into for the benefit of the charterer, with the balance of $0.8 billion remaining on a floating rate basis.

At December 31, 2019, our net exposure, including equity-accounted subsidiaries, to interest rate fluctuations on our outstanding debt was $166.6 million, compared with $114.8 million at December 31, 2018. Our net exposure to interest fluctuations is based on our total of $1.9 billion floating rate debt outstanding at December 31, 2019, less the $1.0 billion notional principle of our interest rate swaps and the $0.7 billion remaining floating rate debt subject to interest adjustment clauses under charter contracts. A one per-cent change in interest rates would thus increase or decrease net exposure by approximately $1.7 million per year as of December 31, 2019 (2018: $1.1 million per year).

During February 2020, we successfully placed NOK600 million NIBOR + 4.40% senior unsecured bonds due January 2025. An application will be made for the bonds to be listed on the Oslo Stock Exchange. The net proceeds from the bond issuance will be used for general corporate purposes.

As of March 27, 2020, we were not party to any other derivative contracts.

We may in the future enter into short-term Total Return Swap ("TRS") arrangements relating to our own shares and bonds or securities in other companies.

Apart from our NOK500 million due 2020, NOK700 million due 2023 and NOK700 million due 2024 floating rate bonds, which have been hedged, the majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency.

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

Pursuant to Rules 13a-15(e) and 15d-15(e) of the Exchange Act, management assessed the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2019. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of the evaluation date.

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

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of our internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act, as of December 31, 2019. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our internal controls over financial reporting were effective as of December 31, 2019.

c)	Attestation report of the registered public accounting firm

MSPC, Certified Public Accountants and Advisors, a Professional Corporation, our independent registered public accounting firm, has issued their attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2019. Such report appears on page F-2.

d)	Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that our Audit Committee has one Audit Committee Financial Expert. James O'Shaughnessy is an independent Director and is the Audit Committee Financial Expert, as such terms are defined under SEC rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics that applies to all entities controlled by us and our employees, directors, officers and our agents. We have posted our code of ethics on our website at www.sflcorp.com. We will provide any person, free of charge, with a copy of our code of ethics upon written request to our registered office.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2019 and 2018 was MSPC, Certified Public Accountants and Advisors, A Professional Corporation (“MSPC”). The following table sets forth the fees related to audit and other services provided by MSPC.

	2019	2018
Audit Fees (a)	$560,000	$560,000
Audit-Related Fees (b)	$129,000	$129,000
Tax Fees (c)	—	—
All Other Fees (d)	$—	$39,000
Total	$689,000	$728,000

(a)	Audit Fees
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

(e)	Audit Committee's Pre-Approval Policies and Procedures
Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X, that require the Board of Directors to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by us. All services provided by the principal auditor in 2019 and 2018 were approved by the Board of Directors pursuant to the pre-approval policy.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

No shares have been repurchased by us or any “affiliated purchaser,” as such term is defined in Rule 10b-18(a)(3) of the Exchange Act, since January 2006.

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

Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. As a Foreign Private Issuer, we are exempt from this rule and may comply with it voluntarily. Our Board of Directors currently consists of six directors, four of which are considered "independent" according to NYSE's standards for independence. However, as permitted under Bermuda law, our Board of Directors may in the future not consist of a majority of independent directors.

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

The following financial statements listed below and set forth on pages F-1 through F-63 are filed as part of this annual report:

Financial Statements: SFL Corporation Ltd.

ITEM 19.               EXHIBITS

Number	Description of Exhibit
1.1*
Memorandum of Association of Ship Finance International Limited (the "Company"), incorporated by reference to Exhibit 3.1 of the Company's Registration Statement, SEC File No. 333-115705, filed on May 21, 2004 (the "Original Registration Statement").

1.2*	Amended and Restated Bye-laws of the Company, as adopted on September 28, 2007, incorporated by reference to Exhibit 1 of the Company's 6-K filed on October 22, 2007.

1.3*	Amended and Restated Bye-laws of the Company, as adopted on September 20, 2013, incorporated by reference to Exhibit 1.3 of the Company's 2014 Annual Report filed on Form 20-F on April 9, 2015.

1.4*	Amended and Restated Bye-laws of the Company, as adopted on September 23, 2016, incorporated by reference to Exhibit 1 of the Company's Form 6-K filed on September 29, 2016.

2.1*	Form of Common Stock Certificate of the Company, incorporated by reference to Exhibit 4.1 of the Company's Original Registration Statement.

2.2	Description of Securities of the Company

4.1*	Form of Performance Guarantee dated January 1, 2004, issued by Frontline Ltd, incorporated by reference to Exhibit 10.3 of the Company's Original Registration Statement.

4.2*	Amendment No. 4 to Performance Guarantee dated January 1, 2004, incorporated by reference to Exhibit 4.3 of the Company's 2009 Annual Report as filed on Form 20-F on April 1, 2010.

4.3*	Form of Time Charter, incorporated by reference to Exhibit 10.4 of the Company's Original Registration Statement.

4.4*	Form of Vessel Management Agreements, incorporated by reference to Exhibit 10.5 of the Company's Original Registration Statement.

4.5*	Form of Charter Ancillary Agreement dated January 1, 2004, incorporated by reference to Exhibit 10.6 of the Company's Original Registration Statement.

4.6*	Addendum No. 6 to Charter Ancillary Agreement dated January 1, 2004, incorporated by reference to Exhibit 4.8 of the Company's 2009 Annual Report as filed on Form 20-F on April 1, 2010.

4.7*	Amendments dated August 21, 2007, to the Charter Ancillary Agreements, incorporated by reference to Exhibit 4.8 of the Company's 2007 Annual Report as filed on Form 20-F on March 17, 2008.

4.8*	New Administrative Services Agreement dated November 29, 2007, incorporated by reference to Exhibit 4.10 of the Company's 2007 Annual Report as filed on Form 20-F on March 17, 2008.

4.9*	Share Option Scheme, incorporated by reference to Exhibit 2.2 of the Company's 2006 Annual Report as filed on Form 20-F on July 2, 2007.

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

4.21*	Restructuring Support and Lock-Up Agreement dated September 12, 2017, incorporated by reference to Exhibit 10.2 of Seadrill Limited's report on Form 6-K filed on September 13, 2017

4.22*	Bond Agreement relating to Ship Finance International Limited Callable Senior Unsecured Bond Issue 2017/2020, dated June 16, 2017.

4.23*
Second Supplemental Indenture by and among Ship Finance International Ltd. And U.S. Bank National Association, as Trustee, dated April 23, 2018 to Indenture dated October 5, 2016 for 4.875% Convertible Senior Notes due 2023, incorporated by reference to Exhibit 99.2 of the Company’s report on Form 6-K filed on April 24, 2018

8.1	Significant Subsidiaries of the Company.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

* Incorporated herein by reference.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SFL Corporation Ltd.
(Registrant)

Date:	March 27, 2020	By:	/s/ Aksel C. Olesen
Aksel C. Olesen
Principal Financial Officer

SFL Corporation Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
SFL Corporation Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of SFL Corporation Ltd and subsidiaries (the "Company") as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively referred to as the financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SFL Corporation Ltd and subsidiaries as of December 31, 2019 and 2018, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Evaluation of potential impairment indicators for long-lived assets

As discussed in Note 2 to the consolidated financial statements, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may no longer be recoverable (triggering events). Recoverability of the vessel classes is measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

We identified the evaluation of potential impairment indicators for long-lived assets to be a critical audit matter. Evaluating the Company’s judgments in determining whether a triggering event exists required a high degree of subjective auditor judgment and an increased extent of effort, including the need to involve valuation specialists.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s process to identify and assess triggering events that may indicate that the carrying amount of a long-lived asset may no longer be recoverable. These included controls related to the consideration of forecasted to actual operating results and market conditions in the determination of a triggering event. We evaluated the Company’s identification of triggering events, including future expected revenues from executed contracts with customers. We compared data used by the Company noting that such factors included both internal and external factors to analyst and industry reports. We evaluated responses as to factors considered and evaluated whether the Company omitted any significant internal or external factors in their evaluation. We evaluated the credentials, expertise and reports of independent valuation experts retained by the Company to estimate the charter-free value of long-lived assets. We evaluated the Company’s data and assumptions to ensure consistency with audit evidence obtained.

Accounting for investments in variable interest entities
As discussed in Note 2 to the consolidated financial statements, the Company reviews its subsidiaries and other entities in which it has variable interest in order to assess whether the entity is a variable interest entity (VIE) and, if so, who should consolidate the entity (the primary beneficiary). The classification of an entity as a VIE is based upon an analysis as to whether either (a) the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated support; (b) equity interest holders as a group lack either i) the power to direct the activities of the entity that most significantly impact on its economic success, ii) the obligation to absorb the expected losses of the entity, or iii) the right to receive the expected residual returns of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. The primary beneficiary of a VIE will consolidate the operations of that entity, irrespective of their proportionate ownership of the VIE.

We identified the accounting for investments in variable interest entities to be a critical audit matter. Evaluating the Company’s judgments in determining whether an entity is a VIE and the primary beneficiary of each VIE required a high degree of complex auditor judgment.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s process to identify a VIE and assess the variable interests of each VIE. These included controls related to the consideration of various interests in an entity, and contemporaneous documentation of the consideration of those interests. We also evaluated the Company’s documentation including the assessments made as to the relative importance of variable interests held by the Company and other parties. We evaluated the factors considered and evaluated whether the Company omitted any significant potential variable interests in their evaluation. We evaluated the accounting entries made to record the results of those VIEs in which the Company was a primary beneficiary and of those VIEs which were owned by the Company and for which another entity was the primary beneficiary. We also evaluated the Company’s data and assumptions to ensure consistency with audit evidence obtained.

/s/ MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

We have served as the Company’s auditor since 2004.

New York, New York
March 27, 2020

SFL Corporation Ltd.

 CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2019, 2018 and 2017
(in thousands of $, except per share amounts)

	2019	2018	2017
Operating revenues
Interest income related parties – direct financing leases	3,796	9,623	16,362
Interest income other – sales-type, direct financing leases and leaseback assets	56,524	30,055	21,903
Service revenue related parties – direct financing leases	9,855	22,095	35,010
Profit sharing revenues – related parties	5,615	1,779	5,753
Profit sharing revenues – other	—	—	61
Time charter revenues – related parties	51,132	53,258	51,832
Time charter revenues – other	288,019	239,468	186,577
Bareboat charter revenues – related parties	—	—	5,736
Bareboat charter revenues – other	23,490	36,222	34,860
Voyage charter revenues – other	17,617	24,339	21,037
Other operating income	2,801	1,873	1,747
Total operating revenues	458,849	418,712	380,878
Gain/(Loss) on sale of assets and termination of charters, net	—	(2,578)	1,124
Gain/(Loss) on sale of subsidiaries and disposal groups	—	7,613	—
Operating expenses
Vessel operating expenses – related parties	33,092	45,266	57,714
Vessel operating expenses – other	101,342	83,282	74,080
Depreciation	116,381	104,079	88,150
Vessel impairment charge	60,054	64,338	—
Administrative expenses – related parties	1,484	1,072	831
Administrative expenses – other	8,719	8,095	6,601
Total operating expenses	321,072	306,132	227,376
Net operating income	137,777	117,615	154,626
Non-operating income / (expense)
Interest income – related parties, long term loans to associated companies	14,128	14,128	15,265
Interest income – related parties, other	1,642	880	422
Interest income – other	4,294	2,943	3,643
Interest expense – related parties	—	(6,378)	—
Interest expense – other	(145,058)	(107,508)	(90,414)
Gain/(Loss) on purchase of bonds	1,802	1,146	(2,305)
Dividend income – related parties	2,590	—	3,300
Gain/(Loss) on investments in debt and equity securities	67,701	25,754	(4,410)
Other financial items, net	(12,753)	10,407	(2,684)
Net income before equity in earnings of associated companies	72,123	58,987	77,443
Equity in earnings of associated companies	17,054	14,635	23,766
Net income	89,177	73,622	101,209
Per share information:
Basic earnings per share	$0.83	$0.70	$1.06
Weighted average number of shares outstanding, basic	107,614	105,898	95,597
Diluted earnings per share	$0.83	$0.69	$1.03
Weighted average number of shares outstanding, diluted	107,696	107,606	102,900
Cash dividend per share declared and paid	$1.40	$1.40	$1.60
The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31, 2019, 2018 and 2017
(in thousands of $)

	2019	2018	2017
Comprehensive income, net of tax
Net income	89,177	73,622	101,209
Fair value adjustments to hedging financial instruments	(12,748)	(3,433)	9,974
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	—	(3,127)	1,555
Fair value adjustments to investment securities classified as available-for-sale	(2,190)	2,244	(23,528)
Earnings reclassification of previously deferred fair value adjustments to investment securities classified as available-for-sale securities	2,181	—	2,106
Fair value adjustments to hedging financial instruments in associated companies	—	(206)	1,182
Other items of comprehensive (loss)/income	(6)	(74)	60
Other comprehensive (loss)/income, net of tax	(12,763)	(4,596)	(8,651)
Comprehensive income	76,414	69,026	92,558
 The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.
CONSOLIDATED BALANCE SHEETS
as of December 31, 2019 and 2018
(in thousands of $)

	2019	2018
ASSETS
Current assets
Cash and cash equivalents	199,521	211,394
Restricted cash	3,495	1,000
Investment in debt and equity securities	74,079	87,174
Trade accounts receivable	4,583	2,976
Due from related parties	22,399	41,771
Other receivables	20,132	13,041
Inventories	7,934	8,547
Prepaid expenses and accrued income	1,635	2,593
Investment in sales-type leases, direct financing leases and leaseback assets – current portion	56,189	39,804
Financial instruments at fair value, current portion	520	5,279
Total current assets	390,487	413,579
Vessels and equipment, net	1,404,705	1,559,712
Vessels under finance lease, net	714,476	749,889
Investment in sales-type leases, direct financing leases and leaseback assets – long term	938,198	762,355
Investment in associated companies	42,161	25,107
Loans to related parties - associated companies, long term	314,000	310,144
Long term receivables from related parties	13,616	15,616
Other long term assets	64,248	30,810
Financial instruments at fair value, long term	3,479	10,633
Total assets	3,885,370	3,877,845
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Short-term debt and current portion of long term debt	253,059	267,149
Finance lease liability, current portion	68,874	67,793
Trade accounts payable	3,445	1,945
Due to related parties	3,980	1,349
Accrued expenses	17,132	12,510
Financial instruments at fair value, current portion	6,067	45,047
Other current liabilities	13,279	8,332
Total current liabilities	365,836	404,125
Long term liabilities
Long term debt	1,355,029	1,169,931
Finance lease liability, long term	1,037,553	1,104,258
Financial instruments at fair value, long term	20,579	16,213
Other long term liabilities	4	3,286
Total liabilities	2,779,001	2,697,813
Commitments and contingent liabilities
Stockholders' equity
Share capital ($0.01 par value; 200,000,000 shares authorized; 119,391,310 shares issued and outstanding at December 31, 2019). ($0.01 par value; 200,000,000 shares authorized; 119,373,064 shares issued and outstanding at December 31, 2018).	1,194	1,194
Additional paid-in capital	469,426	468,844
Contributed surplus	648,764	680,703
Accumulated other comprehensive loss	(13,015)	(220)
Retained earnings	—	29,511
Total stockholders' equity	1,106,369	1,180,032
Total liabilities and stockholders' equity	3,885,370	3,877,845
The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.
 CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2019, 2018 and 2017
(in thousands of $)

	2019	2018	2017
Operating activities
Net income	89,177	73,622	101,209
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	116,381	104,079	88,150
Amortization of deferred charges	8,085	10,187	9,013
Amortization of seller's credit	(103)	(447)	(1,249)
Amortization of charter related deferred asset and straightlining of operating leases	5,406	1,699	—
Vessel impairment charge	60,054	64,338	—
Long-term assets impairment charge	9,168	1,730	—
Equity in earnings of associated companies	(17,054)	(14,635)	(23,766)
Loss/(gain) on sale of assets and termination of charters	—	2,578	(1,124)
Gain on sale of subsidiary and disposal groups	—	(7,613)	—
Adjustment of derivatives to fair value recognized in net income	3,449	(13,898)	(8,208)
(Gain)/loss on investments in debt and equity securities	(67,701)	(25,754)	4,410
Repayments from investment in sales-type, direct financing and leaseback assets	44,143	—	—
(Gain)/loss on repurchase of bonds	(1,802)	(1,146)	2,305
Interest receivable in form of notes	—	—	(635)
Other, net	(4,620)	1,108	3,959
Changes in operating assets and liabilities
Trade accounts receivable	(1,608)	9,607	(9,034)
Due from related parties	5,652	(1,308)	10,543
Other receivables	(7,090)	(3,870)	2,418
Other current assets	2	(157)	—
Inventories	613	(3,423)	(42)
Prepaid expenses and accrued income	958	(301)	1,317
Trade accounts payable	1,500	2,370	(742)
Accrued expenses	4,622	(433)	(1,188)
Other current liabilities	475	2,642	460
Net cash provided by operating activities	249,707	200,975	177,796
Investing activities
Repayments from investment in direct financing and sales-type leases	—	33,486	31,929
Additions to newbuildings	—	—	(81,664)
Purchase of vessels	(39,326)	(1,137,703)	—
Other long-term assets acquired	(211,065)	—	—
Proceeds from sale of vessels and termination of charters	—	145,654	74,791
Proceeds from sale of subsidiaries, net of cash disposed of	—	83,485	—
Proceeds from sale of Frontline shares	82,783	—	—
Net amounts received from/(paid to) associated companies	15,925	(24,161)	27,322
Other investments and long-term assets, net	(18,198)	32,675	(4,016)
Net cash (used in)/provided by investing activities	(169,881)	(866,564)	48,362
Financing activities
Proceeds from shares issued, net of issuance costs	—	—	88
Principal settlements of cross currency swaps, net	(41,769)	—	(29,186)
Proceeds from finance leases	—	944,097	—
Repurchase of bonds	(80,749)	(97,248)	(68,383)
Proceeds from issuance of short-term and long-term debt	458,781	825,984	302,104
Repayments of short-term and long-term debt	(208,538)	(778,731)	(179,354)
Discount received on debt repurchased	1,654	—	—
Debt fees paid	(4,261)	(8,257)	(2,554)
Repayments of lease obligation liability	(63,663)	(11,653)	(5,296)
Cash dividends paid	(150,659)	(149,261)	(152,907)
Net cash (used in)/provided by financing activities	(89,204)	724,931	(135,488)
Net (decrease)/increase in cash and cash equivalents	(9,378)	59,342	90,670
Cash, restricted cash and cash equivalents at start of the year	212,394	153,052	62,382
Cash, restricted cash and cash equivalents at end of the year	203,016	212,394	153,052
Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	72,344	104,620	88,201
 The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2019, 2018 and 2017
(in thousands of $, except number of shares)

	2019	2018	2017
Number of shares outstanding
At beginning of year	119,373,064	110,930,873	101,504,575
Shares issued	18,246	8,442,191	9,426,298
At end of year	119,391,310	119,373,064	110,930,873
Share capital
At beginning of year	1,194	1,109	1,015
Shares issued	—	85	94
At end of year	1,194	1,194	1,109
Additional paid-in capital
At beginning of year	468,844	403,659	282,502
Amortization of stock-based compensation	896	454	374
Stock-based compensation forfeitures	(83)	(33)	—
Shares issued, exercises of share options	—	—	88
Shares issued, consideration paid on vessel acquisition	—	57,960	—
Shares issued, conversion of 3.25% convertible bonds due 2018	—	9,927	137,063
Adjustment to equity component of 3.25% convertible bond due 2018 arising from reacquisition of bonds	—	(9,933)	(16,368)
Recognition of equity component arising from issuance of 4.875% convertible bonds due 2023	—	7,906	—
Adjustment to equity component of convertible bonds due 2021 and 2023 arising from reacquisition of bonds	(231)	(1,096)	—
At end of year	469,426	468,844	403,659
Contributed surplus
At beginning of year	680,703	680,703	680,703
Dividends declared	(31,939)	—	—
At end of year	648,764	680,703	680,703
Accumulated other comprehensive loss
At beginning of year	(220)	(94,612)	(84,779)
Fair value adjustments to hedging financial instruments	(12,748)	(3,433)	9,974
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	—	(3,127)	1,555
Fair value adjustments to available-for-sale securities	(2,190)	2,244	(23,528)
Earnings reclassification of previously deferred fair value adjustments to available-for-sale securities	2,181	—	2,106
Reclassification of unrealised losses upon adopting of ASU 2016-01	—	98,782	—
Reclassification of unrealised losses upon adoption of ASU 2017-12	(32)	—	—
Other comprehensive loss	(6)	(74)	60
At end of year (for breakdown see below)	(13,015)	(220)	(94,612)
Accumulated other comprehensive loss – associated companies
At beginning of year	—	206	(976)
Fair value adjustment to hedging financial instruments	—	(206)	1,182
At end of year (consists entirely of fair value adjustments to hedging financial instruments)	—	—	206

	2019	2018	2017
Retained earnings
At beginning of year	29,511	203,932	255,630
Reclassification of unrealized losses upon adoption of ASU 2016-01	—	(98,782)	—
Reclassification of ineffective portion of designated hedges and instruments upon adoption of ASU 2017-12	32
Net income	89,177	73,622	101,209
Dividends declared	(118,720)	(149,261)	(152,907)
At end of year	—	29,511	203,932
Total stockholders' equity	1,106,369	1,180,032	1,194,997

Accumulated other comprehensive loss	2019	2018	2017
Fair value adjustments to hedging financial instruments relating to interest rate swaps	(1,514)	6,714	2,942
Fair value adjustments to hedging financial instruments relating to cross currency swaps	(7,289)	(7,076)	—
Fair value adjustments to hedging financial instruments relating to combined cross currency interest rate swaps	(4,433)	(126)	3,130
Reclassification of unrealized losses upon adoption of ASU 2017-12	(32)	—	—
Fair value adjustments to available-for-sale securities	635	644	(100,382)
Other items	(382)	(376)	(302)
Accumulated other comprehensive loss	(13,015)	(220)	(94,612)
The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.
Notes to the Consolidated Financial Statements

1.	GENERAL

SFL Corporation Ltd. ("SFL" or the "Company") is an international ship and offshore asset owning and chartering company, incorporated in October 2003 in Bermuda as a Bermuda exempted company. The Company's common shares are listed on the New York Stock Exchange under the symbol "SFL". The Company is primarily engaged in the ownership, operation and chartering out of vessels and offshore related assets on medium and long-term charters.

As of December 31, 2019, the Company owned three very large crude oil carriers ("VLCCs"), two Suezmax crude oil carriers, five Supramax dry bulk carriers, seven Handysize dry bulk carriers, two Kamsarmax dry bulk carriers, eight Capesize dry bulk carriers, 45 container vessels (including four chartered-in 19,200 and 19,400 twenty-foot equivalent units ("TEU") container vessels and seven 10,600 TEU and 13,800 TEU container vessels financed through sale and leaseback), two car carriers, one jack-up drilling rig, two ultra-deepwater drilling units, five offshore support vessels, two chemical tankers and two oil product tankers. In addition, the Company has three VLCCs and three container vessels which are accounted for as leaseback assets (see Note 16 Investment in direct financing, sales-type and leaseback assets).

The two ultra-deepwater drilling units and the one jack-up drilling rig referred to above are owned by wholly-owned subsidiaries of the Company that are accounted for using the equity method (see Note 17: Investment in associated companies).

Since the Company's incorporation in 2003 and public listing in 2004, SFL has established itself as a leading international ship and offshore asset owning and chartering company, expanding both its asset and customer base.

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

The Company evaluates its subsidiaries, and any other entities in which it holds a variable interest, in order to determine whether the Company is the primary beneficiary of the entity, and where it is determined that the Company is the primary beneficiary the Company fully consolidate the entity.

Investments in associated companies

Investments in companies over which the Company exercises significant influence but which it does not consolidate are accounted for using the equity method. The Company records its investments in equity-method investees on the consolidated balance sheets as "Investment in associated companies" and its share of the investees' earnings or losses in the consolidated statements of operations as "Equity in earnings of associated companies." At December 31, 2019, two ultra-deepwater drilling units and one jack-up drilling rig are owned by three wholly-owned subsidiaries of the Company that are accounted for using the equity method.

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

Revenue and expense recognition

Effective from January 1, 2018, the Company adopted the new accounting standard ASC Topic 606 "Revenue from Contracts with Customers" using the modified retrospective method, which resulted in no adjustment to our retained earnings on adoption and comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

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

As detailed in Note 24: Related party transactions, the Company has, or has had, profit sharing arrangements with Frontline Shipping Limited ("Frontline Shipping"), Golden Ocean Group Limited ("Golden Ocean"). The Company also had profit sharing agreements with Deep Sea Supply Shipowning II AS (the “Solstad Charterer”), a wholly owned subsidiary of Solship Invest 3 AS (“Solship”, formerly Deep Sea Supply Plc, or Deep Sea). Amounts receivable under these arrangements are accrued on the basis of amounts earned at the reporting date.

Any contingent elements of rental income, such as profit share, fuel saving payments and interest rate adjustments, are recognized when the contingent conditions have materialized.

Cash and cash equivalents

For the purposes of the consolidated statements of cash flows, all demand and time deposits and highly liquid, low risk investments with original maturities of three months or less are considered equivalent to cash.

Restricted cash

Restricted cash consists of cash which may only be used for certain purposes and is held under a contractual arrangement.

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

The Company capitalizes and depreciates the costs of significant replacements, renewals and upgrades to its vessels over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. The amount capitalized is based on management’s judgment as to expenditures that extend a vessel’s useful life or increase the operational efficiency of a vessel. Costs that are not capitalized are recorded as a component of direct vessel operating expenses during the period incurred. Expenses for routine maintenance and repairs are expensed as incurred. Advances paid in respect of vessel upgrades in relation to Exhaust Gas Cleaning Systems ("EGCS" or "scrubbers") and Ballast water treatment systems ("BWTS") are included within "other long-term assets", until such time as the equipment is installed on a vessel, at which point it is transferred to "Vessels and equipment, net".

Office equipment is depreciated at 20% per annum on a reducing balance basis.

Vessels and equipment under finance lease

The Company charters-in certain vessels and equipment under leasing agreements. Leases of vessels and equipment, where the Company has substantially all the risks and rewards of ownership, are classified as "vessels under finance lease", with corresponding lease liabilities recorded.

The Company capitalizes and depreciates the costs of significant replacements, renewals and upgrades to its vessels over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. The amount capitalized is based on management’s judgment as to expenditures that extend a vessel’s useful life or increase the operational efficiency of a vessel. Costs that are not capitalized are recorded as a component of direct vessel operating expenses during the period incurred. Expenses for routine maintenance and repairs are expensed as incurred. Advances paid in respect of vessel upgrades in relation to EGCS and BWTS are included within "other long-term assets", until such time as the equipment is installed on a vessel, at which point it is transferred to "Vessels under finance lease, net".

Depreciation of vessels and equipment under capital lease is included within "Depreciation" in the consolidated statement of operations. Vessels and equipment under finance lease are depreciated on a straight-line basis over the vessels' remaining economic useful lives or on a straight-line basis over the term of the lease. The method applied is determined by the criteria by which the lease has been assessed to be a finance lease.

Newbuildings

The carrying value of vessels under construction ("newbuildings") represents the accumulated costs to the balance sheet date which the Company has paid by way of purchase installments and other capital expenditures together with capitalized loan interest and associated finance costs. No charge for depreciation is made until a newbuilding is put into operation.

Capitalized interest

Interest expense is capitalized during the period of construction of newbuilding vessels based on accumulated expenditures for the applicable vessel at the Company's capitalization rate of interest. The amount of interest capitalized in an accounting period is determined by applying an interest rate (the "capitalization rate") to the average amount of accumulated expenditures for the vessel during the period. The capitalization rate used in an accounting period is based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts in excess of actual interest expense incurred in the period. No interest was capitalized in the cost of newbuildings in the year ended December 31, 2019 (2018: $0.0 million; 2017: $1.2 million).

Investment in sales-type leases and direct financing leases

Leases (charters) of our vessels where we are the lessor are classified as either direct financing, sales-type leases, operating leases, or leaseback assets based on an assessment of the terms of the lease. For charters classified as direct financing leases, the minimum lease payments (reduced in the case of time-chartered vessels by projected vessel operating costs) plus the estimated residual value of the vessel are recorded as the gross investment in the direct financing lease.

For direct financing leases, the difference between the gross investment in the lease and the carrying value of the vessel is recorded as unearned lease interest income. The net investment in the lease consists of the gross investment less the unearned income. Over the period of the lease each charter payment received, net of vessel operating costs if applicable, is allocated between "lease interest income" and "repayment of investment in lease" in such a way as to produce a constant percentage rate of return on the balance of the net investment in the direct financing lease. Thus, as the balance of the net investment in each direct financing lease decreases, a lower proportion of each lease payment received is allocated to lease interest income and a greater proportion is allocated to lease repayment. For direct financing leases relating to time chartered vessels, the portion of each time charter payment received that relates to vessel operating costs is classified as "service revenue - direct financing leases".

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

For leases entered into on or after January 1, 2019, any difference between the fair value of the leased asset and the costs results in a selling profit or loss. A selling profit is recognized at lease commencement for sales-type leases and over the lease term for direct financing leases. Selling loss is recognized at lease commencement for both sales-type and direct financing leases. The fair value is considered to be the cost of acquiring the vessel unless a significant period has elapsed between the acquisition of the vessel and the commencement of the lease.

Where a sales-type lease, direct financing lease or leaseback asset charter arrangement containing fixed price purchase options, the projected carrying value of the net investment in the lease is compared to the option price at the various option dates. If any option price is less than the projected net investment in the lease at an option date, the rate of amortization of unearned lease interest income is adjusted to reduce the net investment to the option price at the option date. If the option is not exercised, this process is repeated so as to reduce the net investment in the lease to the un-guaranteed residual value or the option price at the next option date, as appropriate.

This accounting policy for investments in direct financing or sales-type leases or lease back assets has the effect that if an option is exercised there will either be a) no gain or loss on the exercise of the option or b) in the event that an option is exercised at a price in excess of the net investment in the lease at the option date, a gain will be reported in the statement of operations at the date of delivery to the new owners.

If the terms of an existing lease are agreed to be amended, the modification is evaluated to consider if it is a contract which occurs when the modification grants the lessee an additional right-of-use not included in the original lease and the lease payments increase commensurate with the standalone price for the additional right of use, adjusted for the circumstances of the particular contract. If both conditions are met, the amendments are treated as a separate lease. If the conditions are not met, the lease is re-evaluated under ASC 842 as a new lease with the new terms.

Leaseback assets

From January 1, 2019, any vessels purchased and leased back to the same party are evaluated under ASC 842. If control is deemed to have not to have passed to the Company as purchaser, due for example to the lessee having purchase options, the transaction is accounted for under ASC 310 where the purchase price paid is accounted for as loan receivable and described as a leaseback asset. Interest income is recognised on the aggregate loan receivable based on the imputed interest rate and the part of the rental income received is allocated as a reduction of the vessel loan balance.

Any purchase and leaseback transactions entered into before January 1, 2019, were accounted for as leases under ASC 840 and no changes have been made as the Company applied the practical expedients in ASC 842.

Finance lease liability

The Company charters-in and out four container vessels on a bareboat basis under long term leasing agreements with corresponding assets classified as investments in direct financing leases. The Company also charters-in seven container vessels through sale and leaseback financing arrangements with corresponding lease assets classified as "vessels under finance lease". Leases of vessels and equipment, where the Company has substantially all the risks and rewards of ownership, are classified as finance lease liabilities. Each lease payment is allocated between reduction in liability and finance charges to achieve a constant rate on the capital balance outstanding. The interest element of the capital cost is charged to the Consolidated Statement of Operations over the lease period.

Impairment of long-lived assets, including other long-term investments

The carrying value of long-lived assets, including other long-term investments, that are held by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For vessels, such indicators may include historically low spot charter rates and second hand vessel values. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition, taking into account the possibility of any existing medium and long-term charter arrangements being terminated early. If the future expected net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the carrying value of the asset and its fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell. Fair value is generally based on values achieved for the sale/purchase of similar vessels and external appraisals.

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

Interest rate and currency swaps
The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating interest rates into fixed rates over the life of the transactions without an exchange of underlying principal. The Company also enters into currency swap transactions from time to time to hedge against the effects of exchange rate fluctuations on loan liabilities. Currency swap transactions involve the exchange of fixed amounts of other currencies for fixed US dollar amounts over the life of the transactions, including an exchange of underlying principal. The Company may also enter into a combination of interest and currency swaps "cross currency interest rate swaps". The fair values of the interest rate and currency swap contracts, including cross currency interest rate swaps, are recognized as assets or liabilities. When the interest rate or currency swap does not qualifies for hedge accounting under ASC Topic 815 "Derivatives and Hedging" ("ASC 815"), changes in fair values are recognized in the consolidated statements of operations. When the interest rate and/or currency swap or combination, qualifies for hedge accounting under ASC Topic 815 "Derivatives and Hedging" ("ASC 815"), and the Company has formally designated the swap as a hedge to the underlying loan, and when the hedge is effective, the changes in the fair value of the swap are recognized in other comprehensive income. If it becomes probable that the hedged forecasted transaction to which these swaps relate will not occur, the amounts in other comprehensive income will be reclassified into earnings immediately.

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

The Company has adopted ASC 842 effective January 1, 2019 using the modified retrospective transition approach, which allows the Company to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate our comparative prior year periods. Based on the Company's analysis, the cumulative effect adjustment to the opening balance of accumulated deficit is zero because (i) the Company does not have any unamortized initial direct costs as of January 1, 2019 that need to be written off; (ii) the Company does not have any lease incentives or accrued rental transactions that needs to be recognized; and (iii) the timing and pattern of revenue recognition under its revenue contracts that have lease and non-lease components is not materially different. The Company has elected the package of practical expedients applied to all of its leases (including those for which it is a lessee and lessor) that permit it not to (i) reassess whether any expired or existing contracts are or contain leases; (ii) reassess the lease classification for any expired or existing leases , (iii) reassess initial direct costs for any existing leases and (iv) to not separate lease and non-lease components of lease revenue. Furthermore, the Company has not elected the practical expedient to use hindsight when determining the lease term.

For arrangements where we are the lessor, the new lease standard provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we have elected this expedient for our time charter contracts, voyage charter and bareboat charter contracts that qualify as operating leases and thus do not separate the non-lease component, or service element, from the lease. Revenues from contracts where the non-lease component is the predominant component are accounted for under ASC 606. The adoption of ASC 842 did not have a material impact on the consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12 "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities" to enable entities to better portray the economics of their risk management activities in the financial statements and enhance the transparency and understandability of hedge results. The amendments also simplify the application of hedge accounting in certain situations. ASU 2017-12 is effective for fiscal years and interim periods beginning after December 15, 2018. The cumulative effect of adopting this guidance resulted in a net adjustment of $32,000 to the opening balance of retained earnings as of January 1, 2019.

3.	RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2016, the FASB issued ASU 2016-13 "Financial Instruments - Credit Losses" to introduce new guidance for the accounting for credit losses on instruments within its scope. ASU 2016-13 requires among other things, the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 is effective for fiscal years and interim periods beginning after December 15, 2019. Early adoption is permitted. The Company is still evaluating the cumulative effect of adopting this guidance. Preliminary calculations indicate that this could result in a net adjustment of up to $25 million to the opening balance of retained earnings with a corresponding credit loss provision arising mainly our investments in associated companies but also affecting our lease receivables, trade receivables and related party receivables as of January 1, 2020.

In August 2018, the FASB issued ASU 2018-13 "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement". ASU 2018-13 includes certain removals, modifications and additions to the disclosure requirements on fair value measurements in Topic 820. The updated guidance is effective for fiscal years, and interim periods beginning after December 15, 2019. Early adoption is permitted. The Company is permitted to early adopt any removed or modified disclosures upon issuance of ASU 2018-13 and delay adoption of the additional disclosures until their effective date. The impact on the consolidated financial statements of the Company will depend on the facts and circumstances of any specific future transactions.

In October 2018, the FASB issued ASU No. 2018-16 "Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes." In the United States, eligible benchmark interest rates under Topic 815 are interest rates on direct Treasury obligations of the U.S. government (UST), the London Interbank Offered Rate (LIBOR) swap rate, and the Overnight Index Swap (OIS) Rate based on the Federal Funds Effective Rate. When the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, in August 2017, it introduced the Securities Industry and Financial Markets Association (SIFMA) Municipal Swap Rate as the fourth permissible U.S. benchmark rate. The new ASU adds the OIS rate based on SOFR as a U.S. benchmark interest rate to facilitate the LIBOR to SOFR transition and provide sufficient lead time for entities to prepare for changes to interest rate risk hedging strategies for both risk management and hedge accounting purposes. ASU 2018-16 is effective for fiscal years and interim periods beginning after December 15, 2019. The Company does not expect that the adoption of ASU 2018-16 will have a material effect on the consolidated financial statements.

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

In April 2019, the FASB issued ASU No. 2019-04 "Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments" to clarify and improve areas of guidance related to the recently issued standards on credit losses, hedging, and recognition and measurement. ASU 2019-04 is effective as of the beginning of the first annual reporting period beginning after April 25, 2019 for amendments to ASU 2017-12 and for fiscal and interim periods beginning after December 15, 2019 for amendments relating to ASU 2016-01 and ASU 2016-13. The expected impact of adopting ASU 2016-13 and any related improvements is shown above. The Company does not expect that the adoption of the remaining provisions of ASU 2019-04 will have a material effect on the consolidated financial statements.

In May 2019, the FASB issued ASU No. 2019-05 "Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief" to provide an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. ASU 2019-05 is effective for fiscal years and interim periods beginning after December 15, 2019. The expected impact of adopting ASU 2016-13 and any related improvements is shown above. The Company does not expect that the adoption of the remaining provisions of ASU 2019-05 will have a material effect on its consolidated financial position, results of operations and cash flows.

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

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31,
(in thousands of $)	2019	2018	2017
Basic earnings per share:
Net income available to stockholders	89,177	73,622	101,209
Diluted earnings per share:
Net income available to stockholders	89,177	73,622	101,209
Interest and other expenses or (gains) attributable to convertible bonds	(304)	123	4,511
Net income assuming dilution	88,873	73,745	105,720

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31,
(in thousands)	2019	2018	2017
Basic earnings per share:
Weighted average number of common shares outstanding*	107,614	105,898	95,597
Diluted earnings per share:
Weighted average number of common shares outstanding*	107,614	105,898	95,597
Effect of dilutive share options	81	59	26
Effect of dilutive convertible bonds	1	1,649	7,277
Weighted average number of common shares outstanding assuming dilution	107,696	107,606	102,900

	Year ended December 31,
	2019	2018	2017
Basic earnings per share:	$0.83	$0.70	$1.06
Diluted earnings per share:	$0.83	$0.69	$1.03

*The weighted average number of common shares outstanding excludes 8,000,000 shares issued as part of a share lending arrangement relating to the Company's issuance of 5.75% senior unsecured convertible bonds in October 2016. It also excludes 3,765,842 shares issued as of December 31, 2019 from up to 7,000,000 shares issuable under a share lending arrangement relating to the Company's issuance of 4.875% senior unsecured convertible bonds in April and May 2018. These lent shares are owned by the Company and will be returned on or before maturity of the bonds in 2021 and 2023, respectively.

In February 2018, the Company redeemed the full outstanding amount under the 3.25% senior unsecured convertible bonds due 2018. The remaining outstanding principal amount of $63.2 million was paid in cash, and the premium settled in common shares with the issue of 651,365 new shares.

As of December 31, 2019, the outstanding balances on the 4.875% senior unsecured convertible bonds issued in April and May 2018 and the 5.75% senior unsecured convertible bonds issued in October 2016 were both anti-dilutive.

7.	OPERATING LEASES

Rental income

The minimum future revenues to be received under the Company's non-cancelable operating leases on its vessels as of December 31, 2019, are as follows:

Year ending December 31,	(in thousands of $)
2020	310,083
2021	272,961
2022	248,508
2023	234,689
2024	168,301
Thereafter	164,818
Total minimum lease revenues	1,399,360

Contingent rental income

In 2019, the Company agreed to install scrubbers or EGCS on four vessels which were on time-charter contract, accounted for as operating leases, whereby the Company will receive contingent income based on the cost savings achieved by the charterer on fuel arising from using the scrubbers from January 1, 2020.

The minimum future revenues above are based on payments receivable from the charterers and do not include contingent rental income. Revenues included in income are recognized on a straight-line basis.

The cost and accumulated depreciation of vessels (owned and under finance leases) leased to third parties on non-cancelable operating leases at December 31, 2019 and 2018 were as follows:

(in thousands of $)	2019	2018
Cost	2,100,533	2,336,269
Accumulated depreciation	315,934	309,135
Total	1,784,599	2,027,134

8.	GAIN/(LOSS) ON SALE OF ASSETS AND TERMINATION OF CHARTERS

The Company has recorded gains/losses on sale of assets and termination of charters as follows:

	Year ended December 31,
(in thousands of $)	2019	2018	2017
Loss on sale of vessels	—	(2,578)	(1,699)
Gain on termination of charters	—	—	2,823
Total Gain/(loss) on sale of assets and termination of charters	—	(2,578)	1,124

The Company distinguishes between gains or losses on termination of charters, where ownership of the underlying vessel is retained, and gains or losses on sale of assets, where the vessel is disposed of and there may be an associated charter termination fee paid or received for early termination of the underlying charter.

Gain/(loss) on sale of vessels:

No gain or loss on sale of assets and termination of charters was recorded during the year ended December 31, 2019.

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

The VLCCs Front Page, Front Stratus and Front Serenade which were accounted for as direct financing lease assets during the year ended December 31, 2018, were sold to a related party, ADS Crude Carriers Plc. ("ADS Crude Carriers"). Gains of $0.3 million, $0.2 million and $0.3 million were recorded on the disposal of the vessels, respectively. The gross proceeds from the sale was $22.5 million per vessel in addition to compensation, in the form of loan notes of $3.4 million each, received for the early termination of the charters (see Note 24: Related party transactions).

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

The VLCC Front Century, the Suezmax Front Brabant, the VLCC Front Scilla and the Suezmax Front Ardenne, which were accounted for as direct financing lease assets, were sold to unrelated third parties in March 2017, May 2017, June 2017 and August 2017, respectively. Losses of $26,000, $1.7 million, $1.1 million and a gain of $0.3 million, respectively, were recorded on the disposals. Sales proceeds included compensation received for early termination of the charters (see Note 24: Related party transactions). The 1,700 TEU container vessel MSC Alice which was previously an operating lease asset, was accounted for as a sales-type lease during the year ended December 31, 2017, following the commencement of a long-term bareboat charter in April 2017 to MSC Mediterranean Shipping Company S.A. ("MSC"), an unrelated party. The terms of the charter provides a minimum fixed price purchase obligation at the expiry of the five years charter period. A gain of $0.7 million was recorded on the transaction.

Gain on termination of charters:

In 2017, the 2007-built jack-up drilling rig Soehanah was redelivered to us by the previous charterer, PT Apexindo Pratama Duta ("Apexindo"). The Company received a non-amortizing loan note with a term of six years from Apexindo as part of the settlement agreement for the early termination of the charter. The note which has an initial face value of $6.0 million has been recorded at an initial fair value of $2.8 million, resulting as a gain on the termination of the charter.

9.	GAIN ON SALE OF SUBSIDIARIES AND DISPOSAL GROUPS

No subsidiaries were sold during the year ended December 31, 2019 or December 31, 2017.

During 2018, the Company entered into an agreement to sell 100% of the share capital of Rig Finance Limited ("Rig Finance"), a wholly owned subsidiary, to an unrelated third party. Rig Finance owned the jack-up drilling rig Soehanah. Net proceeds of $84.4 million were received for the shares, resulting in a net gain of $7.6 million on the sale. At the time of disposal on December 31, 2018, net assets held by Rig Finance were as follows:

(in thousands of $)	2018
Cash and cash equivalents	915
Vessel and equipment, net	76,875
Charter deposit	(913)
Other current liabilities	(90)
Net assets	76,787

10.	OTHER FINANCIAL ITEMS, NET

Other financial items comprise the following items:

	Year ended December 31,
(in thousands of $)	2019	2018	2017
Net payments on non-designated derivatives relating to interest rate swaps	1,389	170	(2,985)
Net payments on non-designated derivatives relating to cross currency swaps	—	—	—
Net payments on non-designated derivatives relating to combined cross currency and interest rate swaps	(194)	(891)	(2,139)
Total net cash movement on non-designated derivatives	1,195	(721)	(5,124)
Net (decrease)/increase in mark-to-market valuation of non-designated derivatives relating to interest rate swaps	(4,123)	2,687	2,290
Net (decrease)/increase in mark-to-market valuation of non-designated derivatives relating to cross currency swaps	—	—	—
Net (decrease)/increase in mark-to-market valuation of non-designated derivatives relating to combined cross currency and interest rate swaps	673	11,221	5,778
Total net movement in fair value of non-designated derivatives	(3,450)	13,908	8,068
Net movement in fair value of designated derivatives (ineffective portion)	—	(11)	140
Impairment of long-term receivables	(9,168)	(1,729)	—
Other items	(1,330)	(1,040)	(5,768)
Total other financial items, net	(12,753)	10,407	(2,684)

The net movement in the fair values of non-designated derivatives and net cash payments thereon relate to non-designated, terminated or de-designated interest rate swaps and cross currency interest rate swaps. Changes in the fair values of the effective portion of interest rate swaps that are designated as cash flow hedges are reported under "Other comprehensive income".

Following the adoption of ASU 2017-12 from January 2019, the Company now recognizes all changes in the fair value of swaps designated as accounting hedges in other comprehensive income. The adoption of the standard resulted in an opening balance adjustments of $32,000 to retained earnings and other comprehensive income. See also Recently Adopted Accounting Standards within Note 2.

The above net movement in the valuation of non-designated derivatives in the year ended December 31, 2019, includes $0.0 million (2018: $3.1 million; 2017: $1.6 million) reclassified from "Other comprehensive income", as a result of certain interest rate swaps relating to loan facilities no longer being designated as cash flow hedges.

In February 2016, the offshore support vessel Sea Bear, then chartered to a subsidiary of Deep Sea was sold and its lease canceled. An agreed termination fee was received in the form of a loan note from Deep Sea, receivable over the approximately six remaining years of the canceled lease. The note has an interest rate of 7.25% and has a face value of $14.6 million. The note was evaluated to have an initial fair value of $11.6 million which was determined from analysis of projected cash flows, based on factors including the terms, provisions and other characteristics of the notes, default risk of the issuing entity, the fundamental financial and other characteristics of that entity, and the current economic environment and relevant trading activity in the debt market. In June 2017, Deep Sea completed a merger with Solstad Offshore ASA and Farstad Shipping ASA, creating Solstad Farstad ASA. In October 2018, Solstad Farstad ASA changed its name to Solstad Offshore ASA. The loan note is unsecured and not guaranteed by its holding company. During the year ended December 31, 2019, the Company concluded that the loan note may no longer be recoverable and recorded an impairment charge of long term receivables of $8.2 million (2018: $1.7 million; 2017: $0.0 million) against it.

During the year ended December 31, 2019, the Company also recorded an impairment charge of long term receivables of $0.9 million (2018: $0.0 million; 2017: $0.0 million) against its non-amortizing loan note from Apexindo, following revisions to the agreement.

Other items in the year ended December 31, 2019, include a net gain of $0.3 million arising from foreign currency translation (2018: loss $2.0 million; 2017: loss $4.5 million). Other items also include bank charges and fees relating to loan facilities.

11.	INVESTMENTS IN DEBT AND EQUITY SECURITIES

Marketable securities held by the Company consist of corporate bonds and equity securities.

(in thousands of $)	2019	2018
Corporate Bonds
Balance at start of the year	13,245	41,742
Disposals during the year	(583)	(26,820)
Additions during the year	2,281	—
Unrealized gain/(loss) recorded in other comprehensive income	(9)	2,244
Realized gain/(loss)*	—	(3,921)
Accumulated other-than-temporary impairment*	(2,181)	—
Balance at end of the year	12,753	13,245

	2019	2018
Shares
Balance at start of the year	73,929	52,060
Disposals during the year	(82,783)	(19,248)
Additions during the year	—	11,572
Unrealized Gain*	29,104	12,277
Realized Gain*	40,777	17,398
FX gain/(loss)	299	(130)
Balance at the end of year	61,326	73,929

Total Investment in Debt and Equity Securities	74,079	87,174

Equity Securities pledged to creditors	43,775	—

*Balances included in "Gain on investments in debt and equity securities" in the Consolidated Statements of Operations

Corporate Bonds
The corporate bonds are classified as available-for-sale securities and are recorded at fair value, with unrealized gains and losses recorded as a separate component of "Other comprehensive income".

	Year ended December 31, 2019			Year ended December 31, 2018
(in thousands of $)	Amortised Cost	Unrealised gains/ (losses)*	Fair value	Amortised Cost	Unrealised gains/ (losses)*	Fair value

NorAm Drilling	4,132	558	4,690	4,715	477	5,192
Oro Negro 7.5%	5,705	—	5,705	7,886	167	8,053
Oro Negro 12%	2,281	77	2,358	—	—	—
Total corporate bonds	12,118	635	12,753	12,601	644	13,245

NorAm Drilling Company AS ("NorAm Drilling")
During the financial year ended December 31, 2019, the Company redeemed $0.6 million (2018: $0.5 million) of bonds recognizing no gain or loss (2018: $nil). Additionally, the Company recognized an unrealized gain in the year ended December 31, 2019 of $0.1 million in Other Comprehensive Income (2018: $0.2 million; 2017: $0.5 million).
Oro Negro Drilling Pte. Ltd ("Oro Negro")
In the year ended December 31, 2019, the Company acquired $2.3 million of 12% Super Senior Callable Liquidity Bonds from Oro Negro with a face value of $2.3 million. The Company recognized an unrealized gain of $0.1 million in respect of these bonds (2018: $0.0 million; 2017: $0.0 million).
During the year ended December 31, 2019, the Company recognized an unrealized loss of $0.2 million in Other Comprehensive Income (2018: gain $0.2 million; 2017: $2.1 million) on the 7.5% Oro Negro bonds however it was subsequently determined that the bonds were other-than-temporarily impaired and an aggregate impairment loss of $2.2 million was recorded in the Consolidated Statement of Operations (2018: $0.0 million; 2017: $2.9 million).
Golden Close Corp Ltd ("Golden Close")
During 2018, Golden Close initiated liquidation proceedings. As a result of this, the Company received total proceeds of $26.4 million in settlement of its total investment in corporate bonds, resulting in an overall realized loss $3.9 million recognized in the Statement of Operations. Prior to the liquidation proceedings, an unrealized gain of $1.9 million (2017: $3.6 million) was recognized in Other Comprehensive Income for the year ended December 31, 2018.
In 2017, the Company determined that the unsecured convertible bonds issued by Golden Close were other-than-temporarily impaired and recorded an aggregate impairment charge in the Statement of Operations of $1.0 million.
Shares
Following the adoption of ASU 2016-01 from January 2018, the Company now recognizes any changes in the fair value of equity investments in net income.

(in thousands of $)	2019	2018
Frontline*	43,775	60,830
NorAm Drilling	4,326	3,928
ADS Crude Carriers	13,225	9,171
Total shares	61,326	73,929
*As at December 31, 2019, the carrying value of the shares held in Frontline pledged to creditors is $43.8 million (2018: $0.0 million). The Frontline shares with a carrying value of $60.8 million held as at December 31, 2018 were not pledged to creditors.
Frontline Shares
As of December 31, 2019 the Company held approximately 3.4 million shares (2018: 11.0 million shares) in Frontline (see Note 24: Related Party Transactions).
During the year ended December 31, 2019, the Company sold approximately 7.6 million shares in Frontline for total proceeds of $82.8 million and recorded realized gains of $40.8 million in the statement of operations in respect of the sales. The Company also sold the remaining approximately 3.4 million shares subject to a repurchase agreement and as at December 31, 2019, the Company had a forward contract to purchase the approximately 3.4 million shares on June 30, 2020 for $36.8 million. The transaction has been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability recorded at December 31, 2019 within debt for $36.8 million (See also Note 20: Short-Term and Long-term Debt).
In the year ended December 31, 2019, the Company recognized a mark to market gain of $25.0 million (2018: $10.3 million) in the Statement of Operations. In the year ended December 31, 2017, the Company recognized a mark to market loss of $27.7 million in Other Comprehensive Income.

NorAm Drilling
As of December 31, 2019 and 2018 the Company held approximately 1.3 million shares in NorAm Drilling which traded in the Norwegian Over the Counter market ("OTC"). The Company recognized a mark to market gain of $0.4 million (2018: $1.0 million) in the Statement of Operations in the year ended December 31, 2019, together with a foreign exchange loss of $0.0 million (2018: loss $0.2 million) in Other Financial Items in the Statement of Operations. In the year ended December 31, 2017, the Company recognized a mark to market gain of $0.1 million in Other Comprehensive Income. (See also Note 24: Related Party Transactions)
ADS Crude Carriers
As of December 31, 2019 and 2018 the Company held approximately 4.0 million shares in ADS Crude Carriers. In the year ended December 31, 2019, the Company recognized a mark to market gain of $3.7 million (2018: loss $0.8 million) in the Statement of Operations, along with a foreign exchange gain of $0.3 million (2018: $0.0 million) in Other Financial Items in the Statement of Operations.
During 2018, the Company acquired approximately 4.0 million shares in ADS Crude Carriers for $10.0 million. (See also Note 24: Related Party Transactions)
Golden Close
During the year ended 2018, Golden Close initiated liquidation proceedings. As a result of this, the Company received total proceeds of $19.2 million in settlement of its total investment in shares, resulting in an overall net realized gain of $17.4 million recognized in the Statement of Operations. In the year ended December 31, 2018, the Company recognized an unrealized gain prior to the share settlement of $1.7 million (2017: $0.0 million) in the Statement of Operations.

In December 2017, the Company determined that the shares in Golden Close were other-than-temporarily impaired and recorded $0.6 million impairment charge in the Statement of Operations for the year ended December 31, 2017.

12.	TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Trade accounts receivable

Trade accounts receivable are presented net of allowances for doubtful debts. The allowance for doubtful trade accounts receivable was $0 million at both December 31, 2019 and December 31, 2018. As at December 31, 2019, the Company has no reason to believe that any amount included in trade accounts receivable will not be recovered through due process or negotiation.

Other receivables

Other receivables, mainly include amounts due from vessel managers and claims receivable, which are presented with no allowance for doubtful accounts as of December 31, 2019 and December 31, 2018.

13.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	2019	2018
Cost	1,867,873	1,955,880
Accumulated depreciation	(463,168)	(396,168)
Vessels and equipment, net	1,404,705	1,559,712

In the year ended December 31, 2019, the 5,800 TEU container vessels MSC Margarita and MSC Vidhi, previously recorded as operating lease assets, were reclassified as sales-type leases. The reclassification occurred as a result of amendments to the existing charter contracts. The cost and accumulated depreciation of the container vessels reclassified from vessels and equipment to investment in direct financing leases were $40.3 million and $13.0 million. (Refer to Note 16: Investment in sales-type leases, direct financing leases and leaseback assets).

In the year ended December 31, 2019, the Company capitalized costs of $9.7 million related to EGCS and BWTS. Advances paid in respect of vessel upgrades in relation to EGCS and BWTS were included within "other long-term assets", until such time as the equipment was installed on the vessels, at which point the amounts were transferred to "Vessels and equipment, net".

No vessel disposals took place in the year ended December 31, 2019. In the year ended December 31, 2018 the Company disposed of one container vessel, SFL Avon, with a net carrying value of $12.3 million (Refer to Note 8: Gain on sale of assets and termination of charters). In addition, the Company sold a wholly owned subsidiary which owned one jack-up drilling rig, Soehanah with a net carrying value of $76.9 million in the year ended December 31, 2018 (Refer Note 9: Gain on sale of subsidiaries and disposal groups).

Total depreciation expense for vessels and equipment was $80.3 million for the year ended December 31, 2019 (2018: $99.6 million; 2017: $88.2 million).

In the year ended December 31, 2019, an impairment charge of $55.5 million was recorded against the carrying value of four offshore support vessels Sea Pike, Sea Halibut, Sea Cheetah and Sea Jaguar and two feeder size container vessels Asian Ace and Green Ace (2018: $25.4 million in respect of Sea Pike, Sea Halibut, Sea Cheetah and Sea Jaguar; 2017: $0.0 million).

At December 31, 2019, the Company owned five offshore support vessels which were chartered on a long-term bareboat charter to Deep Sea Supply Shipowning II AS (the “Solstad Charterer”), an indirect wholly owned subsidiary of Solship Invest 3 AS (“Solship”) which is in turn a wholly owned subsidiary of Solstad Offshore ASA (“Solstad”). Four of these vessels were accounted for as operating leases within Vessels and Equipment, net, and the other one was accounted for as a direct financing lease (Refer to Note 16: Investment in direct financing, sales-type and leaseback assets). In 2018, the Company entered into a restructuring agreement with subsidiaries of Solstad, whereby the Company would receive 50% of the agreed charter hire for two of the offshore support vessels. All other contracted charter hire income earned from fixed assets and direct financing lease assets was to be deferred until the end of 2019. In April 2019, Solship announced that a Standstill Agreement had been entered into with, amongst others, the Company whereby 100% of charter hire for vessels on charter to Solship was to be deferred. Solship announced that the Standstill Agreement had been extended until March 31, 2020, subject to agreed milestones being met throughout the suspension period. During the year ended December 31, 2019, all the vessels were impaired as described above and in Note 16 and subsequent to year end the charters were terminated (See Note 28: Subsequent Events).

Acquisitions, disposals and impairments in respect of vessels accounted for as sales-type leases, direct financing leases, leaseback assets and vessels under finance leases are discussed in Note 16: Investment in sales-type leases, direct financing leases and leaseback assets and Note 14: Vessels under finance lease, net.

14.	VESSELS UNDER FINANCE LEASE, NET

(in thousands of $)	2019	2018
Cost	755,058	754,392
Accumulated depreciation	(40,582)	(4,503)
Vessels under finance lease, net	714,476	749,889

As at December 31, 2019, seven vessels were accounted for as vessels under finance lease, made up of four 13,800 TEU container vessels and three 10,600 TEU container vessels. The Company refinanced the vessels through sale and leaseback financing arrangements in the third and fourth quarter of 2018 and derecognized the vessels from the "Vessels and equipment, net" category and reclassified them to the "Vessels under finance lease, net" category. The vessels are leased back for an original term ranging from six to 11 years, with options to purchase each vessel after six years.

In 2018, the Company took delivery of four 2014 built container vessels, each with approximately 13,800 TEU carrying capacity. The Company initially recorded additions to cost of vessels and equipment of $445.0 million, which included the issuance of 4,024,984 common shares with a value of $58.0 million as part of the consideration. An additional $18.0 million of the consideration paid was assigned to the long term time charter contracts acquired with the vessels which was recorded separately within long term assets and is being amortized to revenue over the remaining period of each contract. During 2018, the Company also took delivery of three 10,600 TEU carrying capacity which the Company initially recorded as additions to vessels and equipment at a cost of $315.0 million. As at December 31, 2018, the Company had refinanced the four 13,800 TEU container vessels and the three 10,600 TEU container vessels with an Asian based financial institution by entering into separate sale and leaseback financing arrangements. The vessels are leased back for an original term ranging from six to 11 years, with options to purchase each vessel after six years. The vessels were derecognized from the Vessels and Equipment category and reclassified to the Vessels under Finance Lease category at a total net carrying value of $748.9 million. The Company recorded additions of $5.5 million.

Total depreciation expense for vessels under finance lease amounted to $36.1 million for the year ended December 31, 2019 and is included in depreciation in the consolidated statements of operations. (2018: $4.5 million; 2017: $0.0 million).

15.	OTHER LONG TERM ASSETS

Other long term assets comprise the following items:

(in thousands of $)	2019	2018
Capital improvements in progress	30,642	1,640
Collateral deposits on swap agreements	17,520	1,820
Value of acquired charter-out contracts, net	13,407	16,302
Long term receivables	1,880	11,048
Other	799	—
Total other long-term assets	64,248	30,810

Capital improvements in progress comprises of advances paid and costs incurred in respect of vessel upgrades in relation to EGCS and BWTS on nine vessels (2018: four vessels). This is recorded in other long term assets until such time as the equipment is installed on a vessel, at which point it is transferred to "Vessels and equipment, net" or "Investment in sales-type leases and direct financing leases'. In the year ended December 31, 2019, the Company transferred costs of $9.7 million in respect of five vessels to "Vessels and equipment, net".

In the year ended December 31, 2019, the Company agreed to fund EGCS installations on three 10,600 TEU container vessels. The installation of EGCS is scheduled to be completed in 2020, at which time the cost will be transferred to 'Vessels under finance lease, net'. At December 31, 2019, costs of $21.5 million (2018: $0.0 million) in respect of these vessels has been incurred which are recorded as capital improvements in progress.

During 2018, the Company purchased four container vessels, Thalassa Mana, Thalassa Tyhi, Thalassa Doxa and Thalassa Axia with pre-existing time charters to Evergreen Marine. A value of $18.0 million was assigned to these charters in 2018, in the year ended December 31, 2019 the amortization charged to time charter revenue was $2.9 million (2018: $1.7 million; 2017: $0.0 million).

Long term receivables balance at December 31, 2019 of $1.9 million (2018: $11.0 million) comprises loan notes due from third parties arising from the early termination of charters. Following an independent valuation of the notes, the Company recognized impairment losses totaling $9.2 million during the year ended December 31, 2019 (2018: $1.7 million; 2017: $0.0 million). (Refer to Note 10: Other financial items).

Collateral deposits exist on our interest rate, cross currency interest rate and cross currency swaps. Further amounts may be called upon during the term of the swaps if interest rates or currency rates more adversely.

16.	INVESTMENTS IN SALES-TYPE LEASES, DIRECT FINANCING LEASES AND LEASEBACK ASSETS

Following the adoption of ASU 2016-02 from January 2019, the Company now records new and modified leases as per ASC 842. The Company has elected the practical expedient to not reassess existing leases. The adoption of the standard resulted in no opening balance adjustments. See also Accounting policies within Note 2.

(in thousands of $)	2019	2018
Investments in sales-type and direct financing leases	786,598	802,159
Investments in leaseback assets	207,789	—
	994,387	802,159

As at December 31, 2019, the Company had a total of 26 vessel charters accounted for as sales-type and direct financing leases (2018: 24 vessels) and six vessel charters classified as leaseback assets (2018: 0 vessels).

Investments in sales type and direct financing leases

As of December 31, 2019, the Company had three VLCC crude tankers accounted for as direct financing leases (2018: three VLCCs). These vessels are on charter to Frontline Shipping Limited ("Frontline Shipping") on long-term, fixed rate time charters which extend for various periods depending on the age of the vessels. The time remaining on these three charters ranges from approximately five to eight years as at December 31, 2019. Frontline Shipping is a wholly owned subsidiary of Frontline, a related party. The terms of the charters do not provide Frontline Shipping with an option to terminate the charters before the end of their terms. During the year ended December 31, 2019, two of these VLCC crude tankers, Front Energy and Front Force underwent EGCS installations. Costs of $4.2 million were capitalized to the net investment in lease balance of the two vessels, which represents a 50% share of joint costs with Frontline Shipping Limited.

During the year ended December 31, 2019, there was no disposals to VLCCs accounted for as direct financing leases. In 2018, the Company sold six VLCCs accounted for as direct financing leases to unrelated parties. (see Note 8: Gain/(loss) on sale of assets and termination of charters).

Also at December 31, 2019, the Company owned one offshore supply vessel accounted for as a direct financing lease which is chartered on a long-term bareboat charter, together with four other vessels accounted for as operating leases (see Note 13: Vessels and equipment, net). During the year ended December 31, 2019, the Company recorded an impairment charge of $5.0 million against the offshore supply vessel accounted for as a direct financing lease.

As at December 31, 2019, the Company had 19 (2018: 19) container vessels accounted for as direct financing leases and three (2018: one) container vessels accounted for as a sales-type lease, all of which are on long-term bareboat charters to MSC Mediterranean Shipping Company S.A. ("MSC"), an unrelated party. The terms of the charters for four of the container vessels provide a fixed price put option, purchase option or purchase obligation at the expiry of the 15 year charter period. The terms of the charters for 15 container vessels provide the charterer with purchase options throughout the term of the charters and the Company with a put option at the end of the seven years year period. The charter contract for the one container vessel accounted for as a sales-type lease provides the charterer with a minimum fixed price purchase obligation at the expiry of the five year charter period. During the year ended December 31, 2019, two 5,800 TEU container vessels, MSC Margarita and MSC Vidhi, which were previously reported under vessels and equipment, were reclassified as sales type leases as a result of amendments made to the charter contract. Included in the amendments to the contracts, the charterer has a fixed price purchase obligation at the expiry of the additional five year charter period. The combined net book value of the vessels transferred was $27.3 million (Refer to Note 13: Vessels and equipment, net). The charter contract for these two container vessels provide the charterer with a minimum fixed price purchase obligation at the expiry of the five year charter period.

In 2018, and in respect of assets classified as Investments in sales type and direct financing leases, an impairment charge of $38.9 million was recorded against the carrying value of four VLCC's (Front Page, Front Stratus, Front Serenade and Front Ariake) and one offshore supply vessel (Sea Leopard). In the year ended December 31, 2017 no impairments were recorded.

Investments in leaseback assets

When a sale and leaseback transaction does not qualify for sale accounting, the Company does not recognize the transferred vessels and instead accounts for the purchase as a leaseback asset.

During the year ended December 31, 2019, the Company acquired six vessels where control was not deemed to have passed to the Company due to the existence of repurchase options in the leases on acquisition. These have therefore been classified as 'leaseback assets'. These comprise of three second-hand feeder size container vessels which were acquired in a purchase and leaseback with subsidiaries of MSC. The vessels were chartered back for approximately six years on bareboat basis. The charterer has purchase options throughout the term of the charters and the Company has a put option at the end of the six year period. Additionally, the Company also entered into purchase and leaseback transactions to acquire three newbuilding crude oil tankers. The vessels were acquired from an affiliate of Hunter Group ASA ("Hunter Group") and leased back to the Hunter Group on five year bareboat charters.

The following lists the components of investments in sales-type leases, direct financing leases and leaseback assets as at December 31, 2019 and December 31, 2018:

(in thousands of $)	2019			2018
	Sales-Type Leases and Direct Financing Leases	Leaseback Assets	Total	Sales-Type Leases and Direct Financing Leases
Total minimum lease payments to be received	1,085,642	134,073	1,219,715	1,173,152
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(64,222)	—	(64,222)	(74,077)
Net minimum lease payments receivable	1,021,420	134,073	1,155,493	1,099,075
Estimated residual values of leased property (un-guaranteed)	192,429	139,500	331,929	180,080
Less: unearned income	(427,251)	(65,784)	(493,035)	(476,996)
Total investment in sales-type lease, direct financing lease and leaseback assets	786,598	207,789	994,387	802,159
Current portion	45,361	10,828	56,189	39,804
Long-term portion	741,237	196,961	938,198	762,355

The minimum future gross revenues to be received under the Company's non-cancellable sales type leases, direct financing leases and leaseback assets as of December 31, 2019, are as follows:

(in thousands of $) Year ending December 31,	Sales-Type Leases and Direct Financing Leases	Leaseback Assets	Total
2020	115,463	25,369	140,832
2021	105,459	27,820	133,279
2022	109,902	27,820	137,722
2023	105,198	27,820	133,018
2024	106,817	23,392	130,209
Thereafter	542,803	1,852	544,655
Total minimum lease payments to be received	1,085,642	134,073	1,219,715

The above minimum lease revenues includes $140.8 million related to the three VLCCs leased to Frontline Shipping as of December 31, 2019. See Note 24: Related Party Transactions.

Interest income earned on investments in direct financing leases, sales type leases and leaseback assets in the year ended December 31, 2019 was as follows:

(in thousands of $)	2019	2018	2017
Investments in sales type and direct financing leases*	56,764	39,678	38,265
Investments in leaseback assets	3,556	—	—
Total	60,320	39,678	38,265

*Interest income earned on investments in sales-type leases and direct financing leases in the above table includes $3.8 million in relation to Frontline Shipping, a related party (2018: $9.6 million; 2017: $16.4 million).

17.	INVESTMENT IN ASSOCIATED COMPANIES

The Company has, and has had, certain wholly-owned subsidiaries which are accounted for using the equity method, as it has been determined under ASC 810 that they are variable interest entities in which SFL is not the primary beneficiary.

At December 31, 2019, 2018 and 2017, the Company had the following participation in investments that are recorded using the equity method:

	2019	2018	2017
SFL Deepwater Ltd	100.00%	100.00%	100.00%
SFL Hercules Ltd	100.00%	100.00%	100.00%
SFL Linus Ltd	100.00%	100.00%	100.00%

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

SFL Deepwater is a 100% owned subsidiary of SFL, incorporated in 2008 for the purpose of holding two ultra deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. and Seadrill Offshore AS, fully guaranteed by their parent company Seadrill. In June 2013, SFL Deepwater transferred one of the rigs and the corresponding lease to SFL Hercules (see below). Accordingly, SFL Deepwater now holds one ultra deepwater drilling rig which is leased to Seadrill Deepwater Charterer Ltd. In October 2013, SFL Deepwater entered into a $390 million five years term loan and revolving credit facility with a syndicate of banks, which was used in November 2013 to refinance the previous loan facility. In connection with the Restructuring Plan, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. At December 31, 2019, the balance outstanding under the new facility was $187.9 million (2018: $203.7 million), and the available amount under the revolving part of the facility was $0 million (2018: $0 million). The Company guaranteed $84.7 million of this debt at December 31, 2019 (2018: $84.7 million). In addition, the Company has given the banks a first priority pledge over all shares of SFL Deepwater and assigned all claims under a secured loan made by the Company to SFL Deepwater in favor of the banks. This loan is secured by a second priority mortgage over the rig which has been assigned to the banks. The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which originally expired in November 2023. In connection with the Restructuring Plan, the lease has been extended by 13 months until December 2024. Because the main asset of SFL Deepwater is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation, it has been determined that this subsidiary of SFL is a variable interest entity in which SFL is not the primary beneficiary.

SFL Hercules is a 100% owned subsidiary of SFL, incorporated in 2012 for the purpose of holding an ultra deepwater drilling rig and leasing that rig to Seadrill Offshore AS, fully guaranteed by its parent company Seadrill. The rig was transferred, together with the corresponding lease, to SFL Hercules from SFL Deepwater in June 2013. In May 2013, SFL Hercules entered into a $375 million six years term loan and revolving credit facility with a syndicate of banks to partly finance its acquisition of the rig from SFL Deepwater. The facility was drawn in June 2013. In connection with the Restructuring Plan, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. At December 31, 2019, the balance outstanding under this facility was $201.9 million (2018: $210.0 million), and the available amount under the revolving part of the facility was $0 million (2018: $0 million). The Company guaranteed $78.9 million of this debt at December 31, 2019 (2018: $78.9 million). In addition, the Company has given the banks a first priority pledge over all shares of SFL Hercules and assigned all claims under a secured loan made by the Company to SFL Hercules in favour of the banks. This loan is secured by a second priority mortgage over the rig which has been assigned to the banks. The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which originally expired in November 2023. In connection with the Restructuring Plan, the lease has been extended by 13 months until December 2024. Because the main asset of SFL Hercules is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation at the end of the charter, it has been determined that this subsidiary of SFL is a variable interest entity in which SFL is not the primary beneficiary.

SFL Linus is a 100% owned subsidiary of SFL, acquired in 2013 from North Atlantic Drilling Ltd ("NADL"), a related party. SFL Linus holds a harsh environment jack-up drilling rig which was delivered from the shipyard in February 2014 and immediately leased to North Atlantic Linus Charterer Ltd., fully guaranteed by its parent company NADL. NADL is now a subsidiary of Seadrill. In October 2013, SFL Linus entered into a $475 million five years term loan and revolving credit facility with a syndicate of banks to partly finance the acquisition of the rig. The facility was drawn in February 2014. In connection with the Restructuring Plan, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. At December 31, 2019, the balance outstanding under this facility was $232.1 million (2018: $241.5 million) and, the available amount under the revolving part of the facility was $0 million (2018: $0 million). The Company guaranteed $102.5 million of this debt at December 31, 2019 (2018: $102.5 million). In addition, the Company has given the banks a first priority pledge over all shares of SFL Linus and assigned all claims under a secured loan made by the Company to SFL Linus in favor of the banks. This loan is secured by a second priority mortgage over the rig which has been assigned to the banks. In February 2015, amendments were made to the lease, whereby Seadrill replaced NADL as lease guarantor. The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, the charter includes a fixed price put option at the expiry of the charter in 2029. Because the main asset of SFL Linus is the subject of a lease which includes both fixed price call options and a fixed price put option, it has been determined that this subsidiary of SFL is a variable interest entity in which SFL is not the primary beneficiary.

Summarized balance sheet information of the Company's equity method investees is as follows:

	As of December 31, 2019
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	75,079	29,047	22,645	23,387
Non-current assets	920,801	286,222	273,621	360,958
Total assets	995,880	315,269	296,266	384,345
Current liabilities	65,832	19,168	20,761	25,903
Non-current liabilities (1)	887,887	285,147	265,769	336,971
Total liabilities	953,719	304,315	286,530	362,874
Total stockholders' equity (2)	42,161	10,954	9,736	21,471

	As of December 31, 2018
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	58,089	19,558	16,858	21,673
Non-current assets	967,954	302,362	290,370	375,222
Total assets	1,026,043	321,920	307,228	396,895
Current liabilities	69,181	18,252	19,487	31,442
Non-current liabilities (1)	931,755	297,060	281,627	353,068
Total liabilities	1,000,936	315,312	301,114	384,510
Total stockholders' equity (2)	25,107	6,608	6,114	12,385

(1)
SFL Deepwater, SFL Hercules and SFL Linus non-current liabilities at December 31, 2019, include $113.0 million (2018: $109.0 million), $80.0 million (2018: $80.0 million) and $121.0 million (2018: $121.0 million) due to SFL, respectively (see Note 24: Related party transactions). In addition, SFL Deepwater, SFL Hercules and SFL Linus current liabilities at December 31, 2019, include a further $1.2 million (2018: $0.0 million), $3.4 million (2018: $10.1 million) and $7.4 million (2018: $21.7 million) due to SFL, respectively (see Note 24: Related party transactions).

(2)
In the year ended December 31, 2019, SFL Deepwater, SFL Hercules and SFL Linus did not pay any dividends (2018: $0.0 million; 2017: $3.4 million), (2018: $0.0 million; 2017: $3.8 million), (2018: $0.0 million; 2017: $7.3 million), respectively.

Summarized statement of operations information of the Company's wholly-owned equity method investees is shown below.

	Year ended December 31, 2019
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	64,142	18,966	18,378	26,798
Net operating revenues	64,142	18,966	18,378	26,798
Net income (3)	17,054	4,346	3,622	9,086

	Year ended December 31, 2018
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	64,572	19,594	19,126	25,852
Net operating revenues	64,410	19,540	19,049	25,821
Net income (3)	14,635	3,973	3,372	7,290

	Year ended December 31, 2017
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	73,487	20,873	21,827	30,787
Net operating revenues	73,487	20,873	21,827	30,787
Net income (3)	23,766	5,981	6,462	11,323

(3)
The net income of SFL Deepwater, SFL Hercules and SFL Linus for the year ended December 31, 2019, includes interest payable to SFL amounting to $5.1 million (2018: $5.1 million; 2017: $5.4 million), $3.6 million (2018: $3.6 million; 2017: $4.3 million), and $5.4 million (2018: $5.4 million; 2017: $5.5 million), respectively (see Note 24: Related party transactions).

SFL Deepwater, SFL Hercules and SFL Linus have loan facilities for which SFL provides limited guarantees, as indicated above. These loan facilities originally contained financial covenants with which both SFL and Seadrill must comply. As part of Seadrill's Restructuring Plan, the financial covenants on Seadrill were replaced by financial covenants on a newly established subsidiary of Seadrill, Seadrill Rig Holding Company Limited (“RigCo”), who also acts as guarantor for the obligations under the leases for the three drilling units, on a subordinated basis to the senior secured lenders in Seadrill and new secured notes. As at December 31, 2019, the Company was in compliance with all of the covenants under these long-term debt facilities and has not been notified of non-compliance on the part of RigCo.

18.	ACCRUED EXPENSES

(in thousands of $)	2019	2018
Vessel operating expenses	8,668	5,395
Administrative expenses	1,694	628
Interest expense	6,770	6,487
	17,132	12,510

19.	OTHER CURRENT LIABILITIES

(in thousands of $)	2019	2018
Deferred and prepaid charter revenue	10,000	7,562
Employee taxes	3,117	195
Other items	162	575
	13,279	8,332

20.	SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	2019	2018
Long-term debt:
Norwegian kroner 900 million senior unsecured floating rate bonds due 2019	—	77,722
Norwegian kroner 500 million senior unsecured floating rate bonds due 2020	56,910	57,829
5.75% senior unsecured convertible bonds due 2021	212,230	212,230
Norwegian kroner 700 million senior unsecured floating rate bonds due 2023	79,674	69,395
4.875% senior unsecured convertible bonds due 2023	148,300	151,700
Norwegian kroner 700 million senior unsecured floating rate bonds due 2024	79,674	—
Borrowings secured on Frontline shares	36,763	—
U.S. dollar denominated floating rate debt due through 2025	1,013,626	891,471
Total debt principal	1,627,177	1,460,347
Less: unamortized debt issuance costs	(19,089)	(23,267)
Less: current portion of long-term debt	(253,059)	(267,149)
Total long-term debt	1,355,029	1,169,931

The outstanding debt as of December 31, 2019, is repayable as follows:

Year ending December 31,	(in thousands of $)
2020	253,059
2021	523,156
2022	265,106
2023	299,650
2024	282,033
Thereafter	4,173
Total debt principal	1,627,177

The weighted average interest rate for consolidated floating rate debt denominated in U.S. dollars and Norwegian kroner ("NOK") as at December 31, 2019, was 4.27% per annum including margin (2018: 4.22%). This rate takes into consideration the effect of related interest rate swaps. At December 31, 2019, the three month US Dollar London Interbank Offered Rate ("LIBOR") was 1.91% (2018: 2.81%) and the three month Norwegian Interbank Offered Rate ("NIBOR") was 1.84% (2018: 1.27%).

NOK900 million senior unsecured bonds due 2019
On March 19, 2014, the Company issued a senior unsecured bond loan totaling NOK900.0 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on March 19, 2019. The bonds may, in their entirety, be redeemed at the Company's option from September 19, 2018, upon giving the bondholders at least 30 business days' notice and paying 100.50% of par value plus accrued interest. Subsequent to their issue, the Company has purchased bonds with principal amounts totaling NOK228.0 million. In March 2019, the Company redeemed in the full outstanding amount of NOK672.0 million. This was fully paid in cash. The net amount outstanding at December 31, 2019, was nil (NOK0.0 million), equivalent to nil (2018: NOK672.0 million, equivalent to $77.7 million).

NOK500 million senior unsecured bonds due 2020
On June 22, 2017, the Company issued a senior unsecured bond loan totaling NOK500.0 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on June 22, 2020. The net amount outstanding at December 31, 2019, was NOK500.0 million, equivalent to $56.9 million (2018: NOK500.0 million, equivalent to $57.8 million).

5.75% senior unsecured convertible bonds due 2021
On October 5, 2016, the Company issued a senior unsecured convertible bond loan totaling $225.0 million. Interest on the bonds is fixed at 5.75% per annum and is payable in cash quarterly in arrears on January 15, April 15, July 15 and October 15. The bonds are convertible into SFL Corporation Ltd. common shares and mature on October 15, 2021. The net amount outstanding at December 31, 2019 was $212.2 million (2018: $212.2 million). The initial conversion rate at the time of issuance was 56.2596 common shares per $1,000 bond, equivalent to a conversion price of approximately $17.7747 per share. The conversion rate will be adjusted for dividends in excess of $0.225 per common share per quarter. Since the issuance, dividend distributions have increased the conversion rate to 65.4510 common shares per $1,000 bond, equivalent to a conversion price of approximately $15.28 per share. Based on the closing price of our common stock of $14.54 on December 31, 2019, the if-converted value was less than the principal amounts by $12.6 million. The Company purchased bonds with principal amounts totaling $12.8 million in 2018 resulting in a gain of $0.9 million. No bonds were purchased in the year ended December 31, 2019.

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

As required by ASC 470-20 "Debt with conversion and Other Options", the Company calculated the equity component of the convertible bond, taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $4.6 million at issuance and this amount was recorded as "Additional paid-in capital", with a corresponding adjustment to "Deferred charges", which are amortized to "Interest expense" over the appropriate period. The amortization of this item amounted to $0.7 million in the year ended December 31, 2019 (2018: $0.9 million). As a result of the purchase of bonds in 2018 with principal amounts totaling $12.8 million a total of $0.5 million was allocated as the reacquisition of the equity component. The balance remaining in equity as at December 31, 2019 was $4.0 million (2018: $4.0 million).

NOK 700 million senior unsecured bonds due 2023
On September 13, 2018 the Company issued a senior unsecured bond totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on September 13, 2023. On July 30, 2019, the Company conducted a tap issue of NOK100 million under this facility. The bonds were issued at 101.625% of par, and the new outstanding amount after the tap issue is NOK700 million. The net amount outstanding at December 31, 2019, was NOK700 million, equivalent to $79.7 million (2018: NOK600 million, equivalent to $69.4 million).

4.875% senior unsecured convertible bonds due 2023
On April 23, 2018, the Company issued a senior unsecured convertible bond totaling $150.0 million. Additional bonds were issued on May 4, 2018 at a principal amount of $14.0 million. Interest on the bonds is fixed at 4.875% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1 and November 1. The bonds are convertible into SFL Corporation Ltd. common shares and mature on May 1, 2023. The net amount outstanding at December 31, 2019 was $148.3 million (2018: $151.7 million). The initial conversion rate at the time of issuance was 52.8157 common shares per $1,000 bond, equivalent to a conversion price of approximately $18.93 per share. Since the issuance, dividend distributions have increased the conversion rate to 65.4462 common shares per $1,000 bond, equivalent to a conversion price of approximately $15.28 per share. Based on the closing price of our common stock of $14.54 on December 31, 2019, the if-converted value was less than the principal amounts by $11.6 million. In January 2019, the Company purchased bonds with principal amounts totaling $3.4 million (2018: $12.3 million). A gain of $0.3 million was recorded on the transaction (2018: $0.4 million).

In conjunction with the bond issue, the Company agreed to loan up to 7,000,000 of its common shares to affiliates of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. As at December 31, 2019, a total of 3,765,842 shares were issued from up to 7,000,000 shares issuable under a share lending arrangement.

As required by ASC 470-20 "Debt with conversion and Other Options", the Company calculated the equity component of the convertible bond, taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $7.9 million at issuance and this amount was recorded as "Additional paid-in capital", with a corresponding adjustment to "Deferred charges", which are amortized to "Interest expense" over the appropriate period. The amortization of this item amounted to $1.3 million in the year ended December 31, 2019 (2018: $1.0 million). As a result of the purchase of bonds with principal amounts totaling $3.4 million (2018: $12.3 million), a total of $0.2 million (2018: $0.6 million) was allocated as the reacquisition of the equity component. The balance remaining in equity as at December 31, 2019 was $7.1 million (2018:$7.4 million).

NOK700 million senior unsecured bonds due 2024
On June 4, 2019, the Company issued a senior unsecured bond totaling NOK700 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on June 4, 2024. The net amount outstanding at December 31, 2019 was NOK700 million equivalent to $79.7 million (2018: NOK0 million, equivalent to $0.0 million).

$24.9 million senior secured term loan facility
In February 2019, three wholly-owned subsidiaries of the Company entered into a $24.9 million senior secured term loan facility with a bank, secured against three Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at December 31, 2019, was $22.9 million (2018: $0.0 million).

$50 million senior secured term loan facility
In February 2019, three wholly-owned subsidiaries of the Company entered into a $50 million senior secured term loan facility with a bank, secured against three tankers chartered to Frontline Shipping. The Company has provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately four years. The net amount outstanding at December 31, 2019, was $50.0 million (2018: $0.0 million).

$29.5 million term loan facility
In March 2019, two wholly-owned subsidiaries of the Company entered into a $29.5 million term loan facility with a bank, secured against two car carriers. The Company has provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at December 31, 2019, was $27.0 million (2018: $0.0 million).

$33.1 million term loan facility
In June 2019, five wholly-owned subsidiaries of the Company entered into a $33.1 million term loan facility with a syndicate of banks. The Company has provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately four years. The net amount outstanding at December 31, 2019, was $33.1 million (2018: $0.0 million).

$142.5 million senior secured term loan facility
In September 2019, three wholly-owned subsidiaries of the Company entered into a $142.5 million senior secured term loan facility with a bank, to partly fund the acquisition of three newbuilding crude oil tankers, against which the facility is secured. The Company has provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of five years from the delivery of each vessel. The net amount outstanding at December 31, 2019, was $142.5 million (2018: $0.0 million).

$43 million secured term loan facility
In February 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of approximately five years. The facility is secured against a Suezmax tanker. In November 2014 and November 2019 the terms of the loan were amended and restated, and the facility now matures in February 2020. The net amount outstanding at December 31, 2019, was $14.9 million (2018: $17.8 million).

$43 million secured term loan facility
In March 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of approximately five years. The facility is secured against a Suezmax tanker. In March 2015, the terms of the loan were amended and restated, and the facility now matures in March 2020. The net amount outstanding at December 31, 2019, was $14.9 million (2018: $17.8 million).

$75 million secured term loan facility
In March 2011, three wholly-owned subsidiaries of the Company entered into a $75.4 million secured term loan facility with a bank, secured against three Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. This was fully repaid in February 2019. The net amount outstanding at December 31, 2019, was $0 million (2018: $32.7 million).

$171 million secured term loan facility
In May 2011, eight wholly-owned subsidiaries of the Company entered into a $171.0 million secured loan facility with a syndicate of banks. The facility is supported by China Export & Credit Insurance Corporation, or SINOSURE, which provides an insurance policy in favor of the banks for part of the outstanding loan. The facility is secured against a 1,700 TEU container vessel and seven Handysize dry bulk carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The net amount outstanding at December 31, 2019, was $63.4 million (2018: $73.7 million).

$45 million secured term loan and revolving credit facility
In June 2014, seven wholly-owned subsidiaries of the Company entered into a $45.0 million secured term loan and revolving credit facility with a bank, secured against seven 4,100 TEU container vessels. The facility bears interest at LIBOR plus a margin and has a term of five years. During June 2019, the terms of loan were amended and the loan was extended by a further two years. At December 31, 2019, the available amount under the revolving part of the facility was $0 million (2018: $0.0 million). The net amount outstanding at December 31, 2019, was $45.0 million (2018: $45.0 million).

$101 million secured term loan facility
In August 2014, six wholly-owned subsidiaries of the Company entered into a $101.4 million secured term loan facility with a syndicate of banks, secured against six offshore support vessels. One of the vessels was sold in February 2016 and the facility now relates to the remaining five vessels. The Company provided a limited corporate guarantee for this facility, which bore interest at LIBOR plus a margin and had a term of five years. In October 2017, certain amendments were made to the agreement, including an extension of the final maturity date until January 2023. In June 2019, the Company repurchased $11.0 million of the facility for $9.4 million and recognized a gain on debt extinguishment of $1.7 million. Following the repurchase, the remaining outstanding balance of $33.1 million was refinanced with a new $33.1 million term loan facility in June 2019. The net amount outstanding at December 31, 2019, was $0.0 million (2018: $44.1 million).

$20 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $20.0 million secured term loan facility with a bank, secured against two 5,800 TEU container vessels. The facility bears interest at LIBOR plus a margin and has a term of five years. In September 2019, the terms of the loan were amended and restated, and the facility now matures in March 2024. The net amount outstanding at December 31, 2019, was $19.1 million (2018: $20.0 million).

$128 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $127.5 million secured term loan facility with a bank, secured against two 8,700 TEU container vessels, which were delivered in 2014. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2019, was $84.0 million (2018: $92.4 million).

$128 million secured term loan facility
In November 2014, two wholly-owned subsidiaries of the Company entered into a $127.5 million secured term loan facility with a bank, secured against two 8,700 TEU container vessels, which were delivered in 2015. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2019 was $87.1 million (2018: $95.6 million).

$39 million secured term loan facility
In December 2014, two wholly-owned subsidiaries of the Company entered into a $39.0 million secured term loan facility with a bank, secured against two Kamsarmax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at December 31, 2019, was $24.3 million (2018: $26.7 million).

$166 million secured term loan facility
In July 2015, eight wholly-owned subsidiaries of the Company entered into a $166.4 million secured term loan facility with a syndicate of banks, secured against eight Capesize dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2019 was $104.0 million (2018: $117.9 million).

$210 million secured term loan facility
In November 2015, three wholly-owned subsidiaries of the Company entered into a $210.0 million secured term loan facility with a syndicate of banks, to partly finance the acquisition of three container vessels, against which the facility is secured. One of the vessels was delivered in 2015, and the remaining two vessels were delivered in 2016. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of five years from the delivery of each vessel. At December 31, 2019, the net amount outstanding was $160.8 million (2018: $173.9 million).

$76 million secured term loan facility
In August 2017, two wholly-owned subsidiaries of the Company entered into a $76.0 million secured term loan facility with a bank, secured against two product tanker vessels. The two vessels were delivered in August 2017. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. At December 31, 2019, the net amount outstanding was $64.3 million (2018: $69.5 million).

$50 million secured term credit facility
In June 2018, 15 wholly-owned subsidiaries of the Company entered into a $50.0 million secured term loan facility with a bank, secured against 15 feeder size container vessels. The 15 feeder size container vessels were delivered in April 2018. The Company has provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2019, was $40.7 million (2018: $46.9 million).

$17.5 million secured term loan facility due 2023
In December 2018, two wholly-owned subsidiaries of the Company entered into a $17.5 million secured term loan facility with a bank, secured against two Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at December 31, 2019, was $15.7 million (2018: $17.5 million).

Borrowings secured on Frontline shares
As at December 31, 2019, the Company had a forward contract to repurchase 3.4 million shares of Frontline on June 30, 2020 for $36.8 million. The transaction has been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability recorded at December 31, 2019 within debt for $36.8 million. The Company is required to post collateral of 20% of the total repurchase price plus 100% of the mark to market movement from the repurchase price for the duration of the agreement. As at December 31, 2019, $3.5 million was held as collateral as restricted cash.

The aggregate book value of assets pledged as security against borrowings at December 31, 2019, was $1,753 million (2018: $1,527 million).

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of December 31, 2019, the Company is in compliance with all of the covenants under its long-term debt facilities.

21.	FINANCE LEASE LIABILITY AND OTHER LONG-TERM LIABILITIES

(in thousands of $)	2019	2018
Unamortized sellers' credit	—	3,282
Other items	4	4
	4	3,286

The unamortized seller's credit related to five offshore support vessels on long-term bareboat charters to the Solstad Charterer. In the year ended December 31, 2019, the sellers' credit expired and the remaining unamortized balance was eliminated in conjunction with the impairment of the five vessels, four of which are accounted for as operating leases within Vessels and Equipment, net, and one as a direct financing lease. (Refer to Note 13: Vessels and equipment, net and Note 16: Investments in sales-type leases, direct financing leases and leaseback assets).

(in thousands of $)	2019	2018
Finance lease liability, current portion	68,874	67,793
Finance lease liability, long-term portion	1,037,553	1,104,258
	1,106,427	1,172,051

In October 2015, the Company entered into agreements to charter in two 19,200 TEU newbuildings container vessels on a bareboat basis, each for a period of 15 years from delivery by the shipyard, and to charter out each vessel for the same 15-year period on a bareboat basis to MSC, an unrelated party. The vessels were delivered in December 2016 and March 2017. Both vessels are accounted for as investments in direct financing leases. (See Note 16: Investments in sales-type leases, direct financing leases and leaseback assets).

In December 2018, the Company entered into agreements to charter in a further two 19,400 TEU container vessels on a bareboat basis, each for a period of 15 years, and to charter out each vessel for the same 15-year period on a bareboat basis to MSC, an unrelated party. The vessels were delivered in December 2018 and both are accounted for as investments in direct financing leases. (See Note 16: Investments in sales-type leases, direct financing leases and leaseback assets).

Also in 2018, the Company acquired four 13,800 TEU container vessels and three 10,600 TEU container vessels, which were subsequently refinanced with an Asian based financial institution by entering into separate sale and leaseback financing arrangements. The vessels are leased back for terms ranging from six to 11 years, with options to purchase the vessel after six years. Due to the terms of the sale and leaseback arrangements, each option is expected to be exercised on the sixth anniversary. These sale and leaseback transactions were accounted for as vessels under finance leases. (See Note 14: Vessels under finance lease, net).

The Company's future minimum lease liability under the non-cancellable finance leases are as follows:

Year ending December 31,	(in thousands of $)
2020	128,424
2021	126,726
2022	126,726
2023	126,726
2024	485,999
Thereafter	490,801
Total finance lease liability	1,485,402
Less: imputed interest payable	(378,975)
Present value of finance lease liability	1,106,427
Less: current portion	(68,874)
Finance lease liability, long-term portion	1,037,553

Interest incurred on the finance lease liability in the year ended December 31, 2019 was $62.8 million (2018: $21.8 million; 2017: $16.0 million).

Following the adoption of ASU 2016-02 from January 2019, the Company now records new and modified leases as per ASC 842. The Company has elected the practical expedient to not reassess existing leases. The adoption of the standard resulted in no opening balance adjustments. See also Recently Adopted Accounting Standards within Note 1.

22.	SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	2019	2018
200,000,000 common shares of $0.01 par value each (2018: 200,000,000 common shares of $0.01 par value each)	2,000	2,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	2019	2018
119,391,310 common shares of $0.01 par value each (2018: 119,373,064 common shares of $0.01 par value each)	1,194	1,194

The Company's common shares are listed on the New York Stock Exchange.

During the year ended December 31, 2019, the Company issued a total of 18,246 new shares of $0.01 each following the exercise of 65,000 share options (2018: no new shares and 2017: 7,500 new shares issued to satisfy 7,500 options exercised). The weighted average exercise price of the options exercised in 2019 was $9.92 per share. In November 2016, the Board of Directors renewed the Company's Share Option Scheme (the "Option Scheme"), originally approved in November 2006. The Option Scheme permits the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid in capital (see also Note 23: Share option plan).

At the Annual General Meeting of the Company held in September 2018, a resolution was passed to approve an increase of the Company’s authorized share capital from $1,500,000 divided into 150,000,000 common shares of $0.01 par value each to $2,000,000 divided into 200,000,000 common shares of $0.01 par value each by the authorization of an additional 50,000,000 common shares of $0.01 par value each.

In May 2018, the Company issued a total of 4,024,984 new shares as part of the consideration paid for the acquisition of four 2014 built container vessels, each with 13,800 TEU carrying capacity. The vessels are employed under long-term time-charters to an unrelated third party (see Note 14: Vessels under Finance Lease, net).

In April 2018, the Company issued a total of 3,765,842 new shares of par value $0.01 each from up to 7,000,000 issuable under a share lending arrangement in relation with the Company's issuance of 4.875% senior unsecured convertible bonds in April and May 2018. The shares issued have been loaned to affiliates of the underwriters of the bond issue in order to assist investors in the bonds to hedge their position. The bonds are convertible into common shares and mature on May 1, 2023. As required by ASC 470-20 "Debt with Conversion and Other Options", the Company calculated the equity component of the convertible bond, which was valued at $7.9 million at issue date and recorded as "Additional paid-in capital" (see Note 20: Short-term and long-term debt). During the year ended December 31, 2019, the Company purchased bonds with principal amounts totaling $3.4 million (2018: $12.3 million). The equity component of these extinguished bonds was valued at $0.2 million (2018: $0.6 million) and has been deducted from "Additional paid-in capital".

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

In November 2016, in relation with the Company's issue in October 2016 of senior unsecured convertible bonds totaling $225 million, the Company issued 8,000,000 new shares of par value $0.01 each. The shares were issued at par value and have been loaned to an affiliate of one of the underwriters of the bond issue, in order to assist investors in the bonds to hedge their position. The bonds are convertible into common shares and mature on October 15, 2021. The initial conversion rate at the time of issuance was 56.2596 common shares per $1,000 bond, equivalent to a conversion price of approximately $17.7747 per share to the share price at the time. Since then, dividend distributions have increased the conversion rate to 65.4510, equivalent to a conversion price of approximately $15.28 per share. As required by ASC 470-20 "Debt with conversion and Other Options", the Company calculated the equity component of the convertible bond, which was valued at $4.0 million and recorded as "Additional paid-in capital" (see Note 20: Short-term and long-term debt). In the year ended December 31, 2019, the Company purchased bonds with principal amounts totaling $0.0 million (2018: $12.8 million). The equity component of these extinguished bonds was valued at $0.0 million (2018: $0.5 million) and has been deducted from "Additional paid-in capital".

During the year ended December 31, 2019, $31.9 million of the dividend declared was paid from contributed surplus (2018:$0.0 million).

23.	SHARE OPTION PLAN

In November 2006, the Board of Directors approved the Company's Share Option Scheme (the "Option Scheme"). The Option Scheme will expire in November 2026, following the renewal in November 2016. The terms and conditions remain unchanged from those originally adopted in November 2006 and permits the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid-in capital. As of December 31, 2019 additional paid-in capital was credited with $0.9 million relating to the fair value of options granted in March 2016, September 2017, April 2018, January 2019 and March 2019.

In January 2019, the Company awarded 100,000 share options at a strike price of $11.50 to one officer of the Company and in March 2019, the Company awarded a further 425,000 share options at a strike price of $12.35 to directors, officers and employees pursuant to the Company's Share Option Scheme. The 525,000 awarded in 2019 have a five years term and a three years vesting period and the first options will be exercisable from January 2020 and March 2020 onwards. The average initial strike price was $12.19 per share.

The following summarizes share option transactions related to the Option Scheme in 2019, 2018 and 2017:

	2019		2018		2017
	Options	Weighted average exercise price $	Options	Weighted average exercise price $	Options	Weighted average exercise price $
Options outstanding at beginning of year	417,500	11.43	369,500	12.20	279,000	13.03
Granted	525,000	12.19	83,000	14.67	113,000	14.30
Exercised	(65,000)	9.92	—	—	(7,500)	11.78
Forfeited	(42,500)	11.80	(35,000)	10.03	(15,000)	11.78
Options outstanding at end of year	835,000	10.72	417,500	11.43	369,500	12.20

Exercisable at end of year	236,167	9.58	111,500	10.03	85,500	11.43

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

The fair values of options granted are estimated on the date of the grant, using the Black-Scholes-Merton option valuation model. The fair values are then expensed over the periods in which the options vest. The weighted average fair value of options granted in 2019 was $2.68 per share as at grant date (2018: $3.49; 2017: $3.77). The weighted average assumptions used to calculate the fair values of the new options granted in 2019 were (a) risk free interest rate of 2.36% (2018: 2.63%; 2017: 1.58%); (b) expected share price volatility of 25.0% (2018: 29.5%; 2017: 33.0%); (c) expected dividend yield of 0% (2018: 0%; 2017: 0%) and (d) expected life of options 3.5 years (2018: 3.5 years; 2017: 3.5 years).

The total intrinsic value of 65,000 options exercised in 2019 was $0.3 million on the day of exercise and the Company issued a total of 18,246 new shares in full satisfaction of this intrinsic value, with no cash exchanges.

There were no options exercises in 2018.

In 2017, the total intrinsic value of 7,500 options exercised was $0.02 million. The Company issued 7,500 new shares and received cash of $0.1 million in satisfaction of the value.

As of December 31, 2019, there are 236,167 options fully vested but not exercised (2018: 111,500 options; 2017: 85,500 options) and their intrinsic value amounted to $1.2 million (2018: $0.0 million; 2017: $0.3 million). The weighted average remaining term of the vested exercisable options is 1.8 years as of December 31, 2019.

As of December 31, 2019, the unrecognized compensation costs relating to non-vested options granted under the Option Scheme was $0.8 million (2018: $0.3 million; 2017: $0.5 million) and their intrinsic value amounted to $2 million (2018: $0.0 million; 2017: $0.9 million). This cost will be recognized over the remaining vesting periods, which average 1.3 years (2018: 1.4 years; 2017: 2.0 years).

During the year ended December 31, 2019, the Company recognized a net expense of $0.8 million in compensation cost relating to the stock options (2018: $0.4 million; 2017: $0.4 million).

24.	RELATED PARTY TRANSACTIONS

The Company has had transactions with the following related parties, being companies in which our principal shareholder Hemen Holding and companies associated with Hemen have, or had, a significant direct or indirect interest:

–    Frontline
–    Frontline Shipping
–    Seadrill
–    Golden Ocean
–    Seatankers Management Co. Ltd. (“Seatankers”)
–    NorAm Drilling
–    Golden Close Corp. Ltd. ("Golden Close")
–    Sterna Finance Ltd. ("Sterna Finance")
–    ADS Crude Carriers

The Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies, excluding investment in direct financing lease balances (Refer to Note 16: Investments in sales-type leases, direct financing leases and leaseback assets).

(in thousands of $)	2019	2018
Amounts due from:
Frontline Shipping	2,948	1,225
Frontline	6,708	8,430
Seadrill	51	223
SFL Linus	7,392	21,718
SFL Deepwater	1,246	—
SFL Hercules	3,423	10,125
Golden Ocean	627	50
Other related parties	4	—
Total amount due from related parties	22,399	41,771
Loans to related parties - associated companies, long-term
SFL Deepwater	113,000	109,144
SFL Hercules	80,000	80,000
SFL Linus	121,000	121,000
Total loans to related parties - associated companies, long-term	314,000	310,144
Long-term receivables from related parties
Frontline	9,171	11,170
Frontline Shipping	4,445	4,446
Total long-term receivables from related parties	13,616	15,616
Amounts due to:
Frontline Shipping	3,884	1,125
Frontline	47	125
Golden Ocean	—	91
Other related parties	49	8
Total amount due to related parties	3,980	1,349

SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries which are not fully consolidated but are accounted for under the equity method as at December 31, 2019 within the financial statements (Refer to Note 17: Investments in associated companies). As described below in "Related party loans", at December 31, 2019 and 2018, the long-term loans from the Company to SFL Deepwater, SFL Hercules, and SFL Linus are presented net of their respective current accounts to the extent that it is an amount due to the associates.

Related party leasing and service contracts
One of the Company's offshore support vessels (2018: one) accounted for as a direct financing lease and four of the Company's offshore support vessels (2018: four) accounted for as operating leases were employed under long term charters to a subsidiary of Deep Sea. In June 2017, Deep Sea completed a merger with Solstad Offshore ASA and Farstad Shipping ASA, creating Solstad Farstad, with Hemen's shareholding in Solstad Farstad being below 20%. In October 2018, Solstad Farstad changed its name to Solstad Offshore ASA ("Solstad").The Company determined that Solstad was not a related party as a result of the merger. Following the merger, Solship (formerly Deep Sea), a wholly owned subsidiary of Solstad Farstad, acts as charter guarantor under the long-term charter agreements.

As at December 31, 2019, three of the Company's vessels leased to Frontline Shipping (2018: three) are recorded as investment in direct financing leases. At December 31, 2019, the balance of net investments in direct financing leases with Frontline Shipping was $111.5 million (2018: $115.0 million), of which $8.3 million (2018: $8.0 million) represents short-term maturities.

In addition, included within vessels and equipment chartered under operating leases at December 31, 2019, there were eight Capesize dry bulk carriers leased to a fully guaranteed subsidiary of Golden Ocean (2018: eight). At December 31, 2019, the net book value of assets leased under operating leases to Golden Ocean was $201.7 million (2018: $217.7 million).

A summary of leasing revenues and repayments from Frontline Shipping and Golden Ocean is as follows:

(in millions of $)	2019	2018	2017
Operating lease income	51.1	53.3	59.4
Direct financing lease interest income	3.8	9.6	16.4
Direct financing lease service revenue	9.9	22.1	35.0
Direct financing lease repayments	7.9	16.8	25.1
Profit share	5.6	1.8	5.8

In June 2015, amendments were made to the charter agreements relating to 17 vessels. The amendments, which are effective from July 1, 2015, and do not affect the duration of the leases, include reductions in the daily time-charter rates to $20,000 per day for VLCCs and $15,000 per day for Suezmax tankers. As consideration for the agreed amendments, the Company received 55 million, (which was reduced to 11 million shares in February 2016 after Frontline enacted a 1-for-5 reverse stock split of its ordinary shares) and also an increase in the profit sharing percentage (see below). A dividend restriction was introduced on Frontline Shipping whereby it can only make distributions to its parent company if it can demonstrate it meets certain conditions. In the year ended December 31, 2019, the Company received dividend income totaling $0.3 million (2018: $0.0 million; 2017: $3.3 million) on these shares.

In the year ended December 31, 2019, SFL entered into an agreement with Golden Ocean, where the Company agreed to finance  EGCS installations on seven of the eight Capesize bulk carriers with an amount of up to $2.5 million per vessel, in return for increased charterhire of $1,535 per day for the 1 January 2020 to 30 June 2025 with installations expected to take place up to 2020, upon which the cost will be capitalized into the value of the assets. Profits sharing arrangements were not changed.

Also, two of the three VLCC crude tankers underwent EGCS installations during the year ended December 31, 2019. The Company incurred costs of $4.2 million, which represent a 50% share of joint costs with Frontline Shipping. Profits sharing arrangements were not changed.

Frontline Shipping pays the Company profit sharing of 50% of their earnings on a time-charter equivalent basis from their use of the Company's fleet above average threshold charter rates calculated on a quarterly basis. The Company earned and recognized profit sharing revenue under the 50% arrangement of $4.8 million in the year ended December 31, 2019 (2018: $1.5 million; 2017: $5.6 million).

In the event that vessels on charter to the Frontline Shipping are agreed to be sold, the Company may either pay or receive compensation for the early termination of the lease. In February 2018, the Company sold the VLCC Front Circassia to an unrelated third party and a termination fee of $4.4 million at fair value (face value $8.9 million) was received from Frontline Shipping in the form of a loan note. The loan note bears interest at a rate of 7.5% and matures in December 2021. In the year ended December 31, 2019, the Company received interest income on these loan notes from Frontline Shipping totaling $0.7 million (2018: $0.5 million; 2017: $0.0 million).

In 2018, the Company also sold the VLCCs Front Page, Front Stratus and Front Serenade to a related third party. The vessels were delivered to the new owner, ADS, in July 2018, August 2018 and September 2018, respectively, and an aggregate termination fee of $10.1 million at fair value was received from Frontline in the form of three loan notes. The loan notes bear interest at a rate of 7.5% each and mature between November 2024 and May 2025. In October 2018, the Company sold and delivered the VLCC Front Ariake to an unrelated third party. A termination fee of $3.4 million at fair value was received from Frontline in the form of a loan note. The loan note bears interest at a rate of 7.5% and matures in November 2023. In the year ended December 31, 2019, the Company received interest income on the four loan notes from Frontline totaling $0.9 million (2018: $0.3 million; 2017: $0.0 million).

In 2017, Front Century, Front Brabant, Front Scilla and Front Ardenne on charter to Frontline Shipping were sold and their leases canceled. The Company received agreed termination fees of $4.1 million, $3.6 million, $6.5 million and $4.8 million, respectively.

In February 2016, the offshore support vessel Sea Bear on charter to a subsidiary of Deep Sea was sold and its lease canceled. An agreed termination fee was received in the form of loan notes from Deep Sea, receivable over the approximately six remaining years of the canceled lease. The initial face value of the notes received, on which interest at 7.25% is receivable, was $14.6 million and their initial fair value of $11.6 million was determined from analysis of projected cash flows, based on factors including the terms, provisions and other characteristics of the notes, default risk of the issuing entity, the fundamental financial and other characteristics of that entity, and the current economic environment and trading activity in the debt market. From October 2017, due to the merger of Deep Sea, Solstad Offshore ASA and Farstad Shipping ASA, this loan note is no longer considered a related party receivable. The Company received $0.4 million interest on the loan note in 2017 up until it was considered a related party receivable.

In the year ended December 31, 2019, the Company had eight dry bulk carriers operating on time-charters to a subsidiary of Golden Ocean, which include profit sharing arrangements whereby the Company earns a 33% share of profits earned by the vessels above threshold levels. In the year ended December 31, 2019, the Company earned $0.8 million income under this arrangement (2018: $0.2 million; 2017: $0.2 million).

As at December 31, 2019, the Company was owed a total of $2.9 million (2018: owes $1.2 million) by Frontline Shipping in respect of leasing contracts and profit share.

At December 31, 2019, the Company was owed $6.7 million (2018: $8.4 million) by Frontline in respect of various short-term items, including vessel management fees and items relating to the operation of vessels trading in a pool with two vessels owned by Frontline.

At December 31, 2019, the Company was owed $7.4 million (2018: $21.7 million), $1.2 million (2018: $0.0 million) and $3.4 million (2018: $10.1 million) by SFL Linus, SFL Deepwater and SFL Hercules, respectively in addition to the loan due to the Company - see below.

The vessels leased to Frontline Shipping are on time charter terms and for each such vessel the Company pays a fixed management/operating fee of $9,000 per day to Frontline Management (Bermuda) Ltd. ("Frontline Management"), a wholly owned subsidiary of Frontline. An exception to this arrangement is for any vessel leased to Frontline Shipping which is sub-chartered on a bareboat basis, for which there is no management fee payable for the duration of the bareboat sub-charter. In addition, during the year ended December 31, 2019, the Company also had 14 container vessels, 14 dry bulk carriers, two Suezmax tankers, two car carriers and two product tankers operating on time charter or in the spot market, for which the supervision of the technical management was sub-contracted to Frontline Management. Management fees incurred are included in the table below.

The vessels leased to a subsidiary of Golden Ocean are on time charter terms and for each vessel the Company pays a fixed management/operating fee of $7,000 per day to Golden Ocean Management (Bermuda) Ltd. ("Golden Ocean Management"). Additionally, in the year ended December 31, 2019, the Company had 14 container vessels and 14 dry bulk carriers operating on time-charters, for which part of the operational management was sub-contracted to Golden Ocean Management. Management fees incurred are included in the table below. Management fees are classified as vessel operating expenses in the consolidated statements of operations.

In addition to leasing revenues and repayments, the Company incurred fees with related parties. The Company operates the Suezmax tankers Glorycrown and Everbright in the spot market and pays Frontline and its subsidiaries, a management fee of 1.25% of chartering revenues. The Company paid fees to Frontline Management for administrative services, including corporate services, and fees to Seatankers for the provision of advisory and support services. The Company also paid fees to Seatankers Management Norway AS for the provision of office facilities in Oslo, fees to Frontline Corporate Services Ltd for the provision of office facilities in London and Golden Ocean for administrative services.

	Year ended
(in thousands of $)	December 31, 2019	December 31, 2018	December 31, 2017
Frontline:
Vessel Management Fees	11,758	24,033	36,536
Newbuilding Supervision Fees	—	—	979
Commissions and Brokerage	291	287	269
Administration Services Fees	201	323	335
Golden Ocean:
Vessel Management Fees	20,440	20,440	20,440
Operating Management Fees	894	793	738
Administration Services Fees	30	—	—
Seatankers:
Administration Services Fees	739	290	82
Office Facilities:
Seatankers Management Norway AS	104	108	105
Frontline Management AS	198	185	136
Frontline Corporate Services Ltd.	212	166	173

As at December 31, 2019, the Company owed Frontline Management and Frontline Management AS a combined total of $0.05 million (2018: $0.1 million) for various items, including technical supervision fees and office costs.

In the year ended December 31, 2017, in addition to the above, the Company also paid $0.4 million to a subsidiary of Seadrill for the provision of management services for the jack-up drilling rig Soehanah.

Related party loans – associated companies
SFL has entered into agreements with SFL Deepwater, SFL Hercules and SFL Linus granting them loans of $145.0 million, $145.0 million and $125.0 million, respectively. The loans to SFL Deepwater and SFL Hercules are fixed interest rate loans, and the loan to SFL Linus was interest free until the newbuilding jack-up drilling rig was delivered to that company, since when it has been a fixed interest rate loan. These loans are repayable in full on October 1, 2023, October 1, 2023 and June 30, 2029, respectively, or earlier if the companies sell their drilling units. The net outstanding loan balances as at December 31, 2019, were $113.0 million, $80.0 million, and $121.0 million for SFL Deepwater, SFL Hercules and SFL Linus, respectively. SFL is entitled to take excess cash from these companies, and such amounts are recorded within their current accounts with SFL. The loan agreements specify that the balance on the current accounts will have no interest applied and will be settled by offset against the eventual repayments of the fixed interest loans. In addition to this, as at December 31, 2019, the Company has current receivables of $1.2 million, $3.4 million, $7.4 million from SFL Deepwater, SFL Hercules and SFL Linus, respectively (2018: $0.0 million; $10.1 million; $21.7 million, respectively). In the year ended December 31, 2019, the Company received interest income on these loans of $5.1 million from SFL Deepwater (2018: $5.1 million; 2017: $5.4 million), $3.6 million from SFL Hercules (2018: $3.6 million; 2017: $4.3 million) and $5.4 million from SFL Linus (2018: $5.4 million; 2017: $5.5 million) totaling $14.1 million (2018: $14.1 million; 2017: $15.2 million).

Related party purchases and sales of vessels
In the year ended December 31, 2019, no related party vessel sales took place. In the year ended December 31, 2018, the VLCCs Front Page, Front Stratus and Front Serenade which were accounted for as direct financing leases, were sold to a related party, ADS Crude Carriers. Gains of $0.3 million, $0.2 million and $0.3 million were recorded on the disposal of the vessels, respectively. The gross proceeds from the sale was $22.5 million per vessel in addition to compensation, in the form of loan notes of $3.4 million each, received for the early termination of the charters.
No vessels were acquired from or sold to related parties in the year ended December 31, 2017.

Long-term receivables from related parties

The Company received a loan note from Frontline Shipping as compensation for the early termination of the charter of Front Circassia in February 2018. The initial face value of the note was $8.9 million, however, SFL recorded the loan note at an initial fair market value of $4.4 million. The loan note bears interest at a rate of 7.5% and matures in December 2021. In the year ended December 31, 2019, the Company received interest income on this loan note of $0.7 million (2018: $0.5 million; 2017: $0.0 million). This is a non amortizing loan note so there was no repayment received in respect of this loan note.

The Company received loan notes from Frontline as compensation for the early termination of the charters of Front Page, Front Stratus and Front Serenade in July, August and September 2018, respectively. The initial face value of the notes was $3.4 million each, and bears interest at a rate of 7.5%. The loan notes mature in between November 2024 and May 2025. In the year ended December 31, 2019, the Company received interest income of $0.7 million (2018: $0.3 million; 2017: $0.0 million) and loan repayments of $1.2 million (2018: $0.4 million; 2017: $0.0 million) in respect of the notes.

The Company received a loan note from Frontline as compensation for the early termination of the charter of Front Ariake in October 2018. The initial face value of the note was $3.4 million and bears interest at a rate of 7.5%. The note matures in December 2023. In the year ended December 31, 2019, the Company received interest income of $0.2 million (2018: $0.1 million; 2017: $0.0 million) and loan repayments of $0.6 million (2018: $0.1 million; 2017: $0.0 million) on this loan note.

Other related party transactions

In December 2019, the Company signed a $7.5 million senior unsecured revolving credit facility agreement with ADS Crude Carriers Plc, as ‘Borrower’ whereby SFL will provide $5 million of the unsecured facility or 67%. The facility is available for 12 months and carries an interest rate and a commitment fee on the undrawn available balance of the facility. The borrower can voluntarily cancel or repay the facility, in whole or part. The Company received an upfront fee of $50,000 in respect of this contract in the year ended December 31, 2019.

In May 2018, four wholly-owned subsidiaries of the Company entered into a $320.0 million unsecured loan facility provided by an affiliate of Hemen, Sterna Finance. The unsecured intermediary loan facility was entered into partly to fund the acquisition of four 13,800 TEU container vessels acquired in May 2018. The Company had provided a corporate guarantee for this loan facility, which had a fixed interest rate, was non-amortizing and had a term of 13 months from the drawdown date of the loan. Interest expense incurred on the loan in the year ended December 31, 2019 was $0.0 million (2018: $6.4 million; 2017: $0.0 million). The loan balance was prepaid in full in November 2018.

In August 2018, the Company acquired approximately 4.0 million shares in ADS Crude Carriers, a newly formed company trading on the Oslo Merkur Market. The shares were purchased for $10.0 million, and have a fair value of $13.2 million at December 31, 2019 (Refer to Note 11: Investments in debt and equity securities). These shares, on which $0.3 million in dividend income was received in the year ended December 31, 2019, represent 17% of the outstanding shares in the company.

In November 2016, the Company acquired approximately 12 million shares in NorAm Drilling for a consideration of approximately $0.7 million. In November 2018, NorAm undertook a share consolidation of 20:1, resulting in a revised investment of 601,023 shares. On the same day NorAm participated in a rights issue, increasing the Company's investment in shares by approximately 0.6 million shares. In December 2018, the Company acquired an additional 41,756 shares bringing the total investment in NorAm to approximately 1.3 million shares with a fair value of $3.9 million. This investment, on which no dividend was received in the year ended December 31, 2019, is included in "Investments in debt and equity securities" (Note 11) (2018: $0.0 million; 2017: $0.0 million).

The Company also holds within "Investments in Debt and Equity Securities" senior secured corporate bonds in NorAm Drilling due 2021. In 2018, the Company redeemed a total of approximately 0.5 million units at par value and recorded no gain or loss on redemption. In the year ended December 31, 2019, the Company partially disposed of its investment in NorAm Drilling securities at par value of $0.3 million. The fair value of the remaining holding at December 31, 2019 was $4.7 million (2018: $5.2 million; 2017: $5.5 million). The Company recorded $0.5 million interest income on its holding of investments in secured notes issued by NorAm Drilling (2018: $0.5 million; 2017: $0.5 million). In addition, the Company earned other income of $0.0 million in the year ended December 31, 2019, (2018: $0.0 million; 2017: $0.1 million). This investment is included in Note 11: Investments in debt and equity securities.

During the year ended December 31, 2018, the Company divested its holding in Golden Close securities. The Company received net proceeds of $45.6 million, resulting in an overall gain of $13.5 million. The Company earned $0.2 million interest income on its holding of investments in secured notes issued by Golden Close, up to the date of divestment, in the year ended December 31, 2018 (2017: $0.6 million). In the year ended December 31, 2019, the Company received $2.0 million final dividend distribution upon the liquidation of Golden Close. As at December 31, 2019, the net investment in Golden Close debt and equity securities is $0.0 million (2018: $0.0 million; 2017: $28.5 million).

In June 2017, the Company facilitated a performance guarantee in favour of an oil company relating to a contract for the drillship Deepsea Metro 1. The guarantee had a maximum liability limited to $18.0 million, a maturity of up to six months, and was secured under a first lien mortgage over the drillship, ranking ahead of other secured claims. In the year ended December 2017, the Company recorded net fee income of $0.4 million for facilitating the guarantee. The performance guarantee agreement was terminated in September 2017.

25.	FINANCIAL INSTRUMENTS

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates and exchange rates. The Company has a portfolio of swaps which swap floating rate interest to fixed rate, and which also fix the Norwegian kroner to US dollar exchange rate applicable to the interest payable and principal repayment on the NOK bonds. From a financial perspective these swaps hedge interest rate and exchange rate exposure. The counterparties to such contracts are DNB Bank ASA, Nordea Bank Finland Plc., ABN AMRO Bank N.V., NIBC Bank N.V., Skandinaviska Enskilda Banken AB (publ), ING Bank N.V., Danske Bank A/S, Swedbank AB (publ), Credit Agricole Corporate & Investment Bank S.A. and Commonwealth Bank of Australia. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered not to be substantial as the counterparties are all banks which have provided the Company with loans.

The following tables present the fair values of the Company's derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	2019	2018
Designated derivative instruments -short-term assets:
Interest rate swaps	520	—
Non-designated derivative instruments -short-term assets:
Cross currency interest rate swaps	—	5,279
Total derivative instruments - short-term assets	520	5,279
Designated derivative instruments -long-term assets:
Interest rate swaps	377	5,459
Cross currency interest rate swaps	189	—
Non-designated derivative instruments -long-term assets:
Interest rate swaps	2,913	5,174
Total derivative instruments - long-term assets	3,479	10,633

(in thousands of $)	2019	2018
Designated derivative instruments -short-term liabilities:
Interest rate swaps	6,067	—
Cross currency interest rate swaps	—	33,004
Non-designated derivative instruments -short-term liabilities:
Cross currency interest rate swaps	—	12,043
Total derivative instruments - short-term liabilities	6,067	45,047
Designated derivative instruments -long-term liabilities:
Interest rate swaps	5,477	1,811
Cross currency interest rate swaps	2,105	4,709
Cross currency swaps	11,049	9,607
Non-designated derivative instruments -long-term liabilities:
Interest rate swaps	1,948	86
Total derivative instruments - long-term liabilities	20,579	16,213

Interest rate risk management
The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. At December 31, 2019, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR or NIBOR, as summarized below. The summary includes all swap transactions, most of which are hedges against specific loans.

Notional Principal (in thousands of $)	Inception date	Maturity date	Fixed interest rate
$100,000 (remaining at $100,000)	August 2011	August 2021	2.50% - 2.93%
$108,867 (terminating at $79,733)	May 2012	August 2022	1.76% - 1.85%
$100,000 (remaining at $100,000)	March 2013	April 2023	1.85% - 1.97%
$83,938 (reducing to $70,125)	December 2016	December 2021	2.88% - 3.12%
$87,125 (reducing to $70,125)	January 2017	January 2022	2.28% - 2.79%
$24,267 (reducing to $19,413)	September 2015	March 2022	1.67%
$160,781 (reducing to $149,844)	February 2016	February 2021	1.07% - 1.26%
$63,987 (equivalent to NOK500 million)	October 2017	March - June 2020	6.86% - 6.96%	*
$56,000 (remaining at $56,000)	June 2019	September 2023	1.84%	†
$14,699 (equivalent to NOK128 million)	June 2019	September 2023	6.70% - 6.77%	*
$11,254 (equivalent to NOK100 million)	August 2019	September 2023	6.378%	†
$30,000 (remaining at $30,000)	June 2019	June 2024	2.15%	†
$48,332 (equivalent to NOK420 million)	June 2019	June 2024	6.85% - 6.90%	†
$100,000 (remaining at $100,000)	August 2019	August 2029	1.45% - 1.60%

*	These swaps relate to the NOK500 million and NOK700 million unsecured bonds due 2020 and 2023 respectively, whereby the fixed interest rate paid is exchanged for NIBOR plus the margin on the bond.

†
These swaps relate to the NOK700 million and NOK700 million unsecured bonds due 2023 and 2024 respectively, where a fixed interest rate is paid in exchange for LIBOR excluding margin on the underlying bonds.

The total net notional principal amount subject to interest swap agreements as at December 31, 2019, was $1.0 billion (2018: $0.9 billion).

Foreign currency risk management
The Company is party to currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner and the payment of Norwegian kroner in exchange for U.S. dollars, which are designated as hedges against the NOK500 million, NOK700 million and NOK700 million senior unsecured bonds due 2020, 2023 and 2024 respectively.

Principal Receivable	Principal Payable	Inception date	Maturity date
NOK500 million	US$64.0 million	October 2017	March - June 2020
NOK600 million	US$76.8 million	June 2019	September 2023
NOK100 million	US$11.3 million	August 2019	September 2023
NOK700 million	US$80.5 million	June 2019	June 2024

Apart from the NOK500 million, NOK700 million and NOK700 million senior unsecured bonds due 2020, 2023 and 2024, respectively, the majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company's cash flows, financial condition and results of operations.

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities at December 31, 2019, and 2018, are as follows:

	2019	2019	2018	2018
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available-for-sale debt securities	12,753	12,753	13,245	13,245
Equity Securities	17,551	17,551	73,929	73,929
Equity securities pledged to creditors	43,775	43,775	—	—
Floating rate NOK bonds due 2019	—	—	77,722	77,916
Floating rate NOK bonds due 2020	56,910	58,191	57,829	58,841
Floating rate NOK bonds due 2023	79,674	81,567	69,395	69,568
Floating rate NOK bonds due 2024	79,674	79,674	—	—
5.75% unsecured convertible bonds due 2021	212,230	227,025	212,230	199,496
4.875% unsecured convertible bonds due 2023	148,300	165,503	151,700	139,374
Derivatives:
Interest rate/ currency swap contracts – short-term receivables	520	520	5,279	5,279
Interest rate/ currency swap contracts – long-term receivables	3,479	3,479	10,633	10,633
Interest rate/ currency swap contracts – short-term payables	6,067	6,067	45,047	45,047
Interest rate/ currency swap contracts – long-term payables	20,579	20,579	16,213	16,213

The above short-term receivables relating to interest rate/ currency swap contracts at December 31, 2019, all relate to designated hedges. The above long-term receivables relating to interest rate/ currency swap contracts at December 31, 2019, include $2.9 million which relates to non-designated swap contracts (2018: $5.2 million), with the balance relating to designated hedges. The above short-term payables relating to interest rate/ currency swap contracts at December 31, 2019, include $0.0 million which relates to non-designated swap contracts (2018: $12.0 million), with the balance relating to designated hedges. The above long-term payables relating to interest rate/ currency swap contracts at December 31, 2019, include $1.9 million which relates to non-designated swap contracts (2018: $0.1 million), with the balance relating to designated hedges.

In accordance with the accounting policy relating to interest rate and currency swaps (see Note 2 "Accounting policies: Derivatives – Interest rate and currency swaps"), and following the adoption of ASU 2017-12, where the Company has designated the swap as a hedge, changes in the fair values of interest rate swaps are recognized in other comprehensive income. Changes in the fair value of other swaps not designated as hedges are recognized in the Consolidated Statement of Operations.

The above fair values of financial assets and liabilities as at December 31, 2019, are measured as follows:

		Fair value measurements using
	December 31, 2019	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)		(Level 1)	(Level 2)	(Level 3)
Assets:
Available-for-sale debt securities	12,753	4,690	8,063
Equity securities	17,551	17,551
Equity securities pledged to creditors	43,775	43,775
Interest rate/ currency swap contracts – short-term receivables	520		520
Interest rate/ currency swap contracts - long-term receivables	3,479		3,479
Total assets	78,078	66,016	12,062	—
Liabilities:
Floating rate NOK bonds due 2020	58,191	58,191
Floating rate NOK bonds due 2023	81,567	81,567
Floating rate NOK bonds due 2024	79,674	79,674
5.75% unsecured convertible bonds due 2021	227,025	227,025
4.875% unsecured convertible bonds due 2023	165,503	165,503
Interest rate/ currency swap contracts – short-term payables	6,067		6,067
Interest rate/ currency swap contracts – long-term payables	20,579		20,579
Total liabilities	638,606	611,960	26,646	—

The above fair values of financial assets and liabilities as at December 31, 2018, were measured as follows:

		Fair value measurements using
	December 31, 2018	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)		(Level 1)	(Level 2)	(Level 3)
Assets:
Available-for-sale debt securities	13,245	13,245		—
Equity securities	73,929	73,929
Interest rate/ currency swap contracts – short-term receivables	5,279		5,279
Interest rate/ currency swap contracts – long-term receivables	10,633		10,633
Total assets	103,086	87,174	15,912	—
Liabilities:
Floating rate NOK bonds due 2019	77,916	77,916
Floating rate NOK bonds due 2020	58,841	58,841
Floating rate NOK bonds due 2023	69,568	69,568
5.75% unsecured convertible bonds due 2021	199,496	199,496
4.875% unsecured convertible bonds due 2023	139,374	139,374
Interest rate/ currency swap contracts – short-term payables	45,047		45,047
Interest rate/ currency swap contracts – long-term payables	16,213		16,213
Total liabilities	606,455	545,195	61,260	—

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

Investment in equity securities consist of (i) listed Frontline shares (ii) NorAm Drilling shares traded in the OTC market and (iii) ADS Crude Carriers shares traded on the Merkur Market whilst the investments in available-for-sale debt securities consist of listed and unlisted corporate bonds.

At December 31, 2019 the Company determined that the available for sale corporate bonds held in Oro Negro valued at $8.1 million should be classified as Level 2 measurements (2018: Level 1). The fair value of these corporate bonds is based on the latest available quoted prices, but due these bonds beginning the process of being converted to new bonds there was no trading in December therefore the Company concluded that level one classification was not appropriate at December 31, 2019 .

The estimated fair values for the floating rate NOK bonds due 2020, 2023 and 2024, and the 5.75% and 4.875% unsecured convertible bonds are based on the quoted market prices as at the balance sheet date.

The fair value of interest rate and currency swap contracts is calculated using established independent valuation techniques applied to contracted cash flows and LIBOR/NIBOR interest rates as at the balance sheet date.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that amounts are carried with Skandinaviska Enskilda Banken, ABN AMRO, Nordea, Bank of Valletta, Credit Agricole Corporate and Investment Bank, ING Bank, Danske Bank, BNPP Bank, Credit Suisse, Morgan Stanley and DNB Bank. However, the Company believes this risk is remote, as these financial institutions are established and reputable establishments with no prior history of default. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk.

There is also a concentration of revenue risk with certain customers to whom the Company has chartered multiple vessels.

In the year ended December 31, 2019, Frontline Shipping accounted for approximately 4% of our consolidated operating revenues (2018: 8%, 2017: 15%). Frontline Shipping is a 100% owned subsidiary of Frontline, but the performance under the leases is not guaranteed by Frontline following amendments agreed in 2015. There is no requirement for a minimum cash balance in Frontline Shipping, but in exchange for releasing the guarantee a dividend restriction was introduced on Frontline Shipping whereby it can only make distributions to its parent company if it can demonstrate it will have minimum free cash of $2 million per vessel both prior to and following (i) such distribution and (ii) the payment of the next hire due and any profit share accrued under the charters. Due to the current depressed tanker market, there is a risk that Frontline Shipping may not have sufficient funds to pay the agreed charterhires. However, the performance under the fixed price agreements with Frontline Management whereby we pay management fees of $9,000 per day for each vessel to cover all operating costs including drydocking costs, is guaranteed by Frontline.

In the year ended December 31, 2019, the Company had eight Capesize dry bulk carriers leased to a subsidiary of Golden Ocean which accounted for approximately 11% of our consolidated operating revenues (2018: 13%, 2017: 14%).

The Company also had 32 container vessels on long-term bareboat charters to MSC, which accounted for approximately 14% of our consolidated operating revenues in the year ended December 31, 2019 (2018: 11%, 2017: 10%).

Following the acquisition of Hamburg Süd by Maersk Line A/S (“Maersk”) in November 2017, the Company had 10 container vessels on long-term time charters to Maersk at December 31, 2019, which accounted for approximately 30% of our consolidated operating revenues (2018: 27%; 2017: 14%).

In the year ended December 31, 2019, the company had four container vessels on time charter to Evergreen Marine Corp., which accounted for approximately 14% of our consolidated operating revenues in the year ended December 31, 2019 (2018: 10%, 2017: 0%).

In addition, a significant portion of our net income is generated from our associated companies that lease rigs to subsidiaries of Seadrill. In the year ended December 31, 2019, income from our associated companies accounted for 35.0% of our net income (2018: 39.1%, 2017: 38.6%).

The Company and three of the Company's subsidiaries, who own and lease the drilling rigs West Linus, West Hercules and West Taurus to subsidiaries of Seadrill, agreed to the Restructuring Plan announced by Seadrill in September 2017. As part of the agreement, SFL and its relevant subsidiaries have agreed to reduce the contractual charter hire payable by the relevant Seadrill subsidiaries by approximately 29% for a five years period with economic effect from January 1, 2018, with the reduced amounts added back in the period thereafter. The call options on behalf of the Seadrill subsidiaries under the relevant leases were also amended as part of the Restructuring Plan. The leases for West Hercules and West Taurus have been extended for a period of 13 months until December 2024, with amended purchase obligations at the new expiry of the charters. Concurrently, the banks who finance the three rigs also extended the loan period by approximately four years under each of the facilities, with reduced amortization in the extension period compared to the current amortization. The Restructuring Plan was implemented in July 2018, at which time Seadrill emerged from Chapter 11.

As discussed in Note 26: Commitments and contingent liabilities, the Company, at December 31, 2019, guaranteed a total of $266.1 million (2018: $266.1 million) of the bank debt in these companies and had net outstanding receivable balance on loans granted by the Company to these associated companies totaling $326.1 million (2018: $342.0 million). The loans granted by the Company are considered not impaired at December 31, 2019, due to the fair value of the jack-up rig owned by SFL Linus and the ultra deepwater drilling rigs owned by SFL Deepwater and SFL Hercules exceeding the book values at December 31, 2019.

26.	COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

(in millions of $)	2019	2018
Book value of consolidated assets pledged under ship mortgages	1,753	1,527

Of the above, $1,351.8 million relates to assets recorded as vessels and equipment (2018: $1,424.4 million) and $400.7 million relates to assets accounted for as Investments in sales-type leases, direct financing leases and leaseback assets (2018: $103.1 million).

In addition, as at December 31, 2019, the Company had 11 vessels (2018: 11 vessels) with finance lease liabilities with a net book value totaling $1,277.6 million (2018: $1,331.1 million). Of these, seven vessels with net book value of $714.5 million (2018: $749.9 million) were recorded as vessels under finance lease and four vessels with net book value of $563.1 million (2018: $581.2 million) were accounted for as investments in direct financing leases.

The Company and its equity-accounted subsidiaries have funded their acquisition of vessels, jack-up rigs and ultra-deepwater drilling units through a combination of equity, short-term debt and long-term debt. Providers of long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired. As at December 31, 2019, the Company ($1.6 billion) and its 100% equity-accounted subsidiaries ($621.9 million) had a combined outstanding principal indebtedness of $2.2 billion (2018: $2.1 billion) under various credit facilities.

As at December 31, 2019, the Company had 3.4 million shares in Frontline with a carrying value of $43.8 million. The Company entered into a forward contract to repurchase the shares in Frontline on June 30, 2020 at a price of $11.0568 per share. These shares and a restricted cash balance of $3.5 million (2018: $0.0 million) have been pledged as part of the forward agreement.
Other Contractual Commitments and Contingencies
The Company has arranged insurance for the legal liability risks for its shipping activities with Gard P.& I. (Bermuda) Ltd., Assuranceforeningen Skuld (Gjensidig), The Steamship Mutual Underwriting Association Limited, The Korea Shipowner’s Mutual Protection & Indemnity Association, The West of England Ship Owners Mutual Insurance Association (Luxembourg), North of England P&I Association Limited, The Standard Club Europe Ltd and The United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited, all of which are mutual protection and indemnity associations. The Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members.
SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries of the Company, which are accounted for using the equity method. Accordingly, their assets and liabilities are not consolidated in the Company's Consolidated Balance Sheets, but are presented on a net basis under "Investment in associated companies". As at December 31, 2019, their combined bank borrowings amounted to $621.9 million (2018: $655.2 million) and the Company guaranteed $266.1 million (2018: $266.1 million) of this debt which is secured by first priority mortgages over the relevant rigs.
In addition, the Company has assigned all claims it may have under its secured loans to SFL Deepwater, SFL Hercules and SFL Linus, in favor of the lenders under the respective credit facilities. These loans had a net outstanding balance of $326.1 million at December 31, 2019 (2018: $342.0 million) and are secured by second priority mortgages over each of the rigs, which have been assigned to the lenders under the respective credit facilities. The lenders under the respective credit facilities have also been granted a first priority pledge over all shares of the relevant asset owning subsidiaries.

As at December 31, 2019, the Company had committed $2.9 million towards the procurement of scrubbers on two of its oil tankers (2018: $3.4 million committed for four oil tankers), $13.0 million on four container vessels (2018: $0.0 million) and $17.5 million on seven Capesize drybulker carriers (2018: $0.0 million).
As at December 31, 2019, the Company has also committed to paying approximately $9.2 million towards the installation of BWTS on 18 vessels from our fleet, with installations expected to take place up to 2022.
There were no other material contractual commitments as at December 31, 2019.
The Company is routinely party both as plaintiff and defendant to lawsuits in various jurisdictions under charter hire obligations arising from the operation of its vessels in the ordinary course of business. The Company believes that the resolution of such claims will not have a material adverse effect on its results of operations or financial position. The Company has not recognized any contingent gains or losses arising from the pending results of any such lawsuits.

27.	CONSOLIDATED VARIABLE INTEREST ENTITIES

As at December 31, 2019, the Company's consolidated financial statements included 40 variable interest entities, all of which are wholly-owned subsidiaries. These subsidiaries own vessels with existing charters during which related and third parties have fixed price options to purchase the respective vessels, at dates varying from January 2020 to November 2033. It has been determined that the Company is the primary beneficiary of these entities, as none of the purchase options are deemed to be at bargain prices and none of the charters include sales options.

At December 31, 2019, 24 of the consolidated variable interest entities have a vessel which is accounted for as investments in sales-type leases, direct financing leases and leaseback assets. At December 31, 2019, the vessels had a carrying value of $588.7 million, unearned lease income of $258.1 million and estimated residual value of $333.3 million. The outstanding loan balances in 18 of these entities amounted to a total of $183.2 million, of which the short-term portion was $9.3 million as at December 31, 2019. The remaining, two of the 24 vessels financed through a lease and had outstanding total finance lease liabilities of $263.6 million, of which the short-term portion was $12.4 million, as at December 31, 2019.

At December 31, 2019, 13 fully consolidated variable interest entities each own vessels which are accounted for as operating lease assets. At December 31, 2019 the vessels had a total net book value of $266.1 million. The outstanding loan balances in these entities amounted to a total of $123.3 million, of which the short-term portion was $13.9 million as at December 31, 2019.

The remaining three consolidated variable interest entities each own vessels which are accounted for as vessels under finance lease and had a total net book value of $295.3 million at December 31, 2019. The outstanding total finance lease liabilities for these entities amounted to $250.9 million, of which the short-term portion was $19.1 million as at December 31, 2019.

28.	SUBSEQUENT EVENTS

In January 2020, the Company issued NOK600 million five-year senior unsecured bonds, equivalent to approximately $67.2 million. The bonds bear interest at NIBOR plus a margin, and the Company swapped all payments of interest and principal to U.S. dollars at a fixed interest and exchange rate. The proceeds of the bond issue will be used to refinance existing debt and for general corporate purposes.

In February 2020, 350,000 options were awarded to employees, officers and directors pursuant to the Company's Share Option Scheme. The options vest over a three-year period and have a five year term. The initial exercise price was $13.45 per share and the first options will be exercisable from March 2021.

On February 18, 2020, the Board of the Company declared a dividend of $0.35 per share which will be paid in cash on or around March 25, 2020.

In February 2020, the Company delivered the 2002-built VLCC Front Hakata to an unrelated third party for sale proceeds of $33.5 million. Furthermore, the Company agreed with Frontline Shipping, to terminate the long-term charter for the vessel upon the sale and delivery and paid $3.2 million compensation to Frontline Shipping, for early termination of the charter. The loan notes for the Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake sold in 2018 were settled in February 2020 with the Company receiving $19.9 million as settlement and recognizing a gain of $4.4 million on the settlement of notes.

In February and March 2020, the Company agreed with Solstad to terminate the charter agreements for all five of the vessels on charter to its subsidiaries. Four of the vessels, accounted for as "Vessels and equipment, net", have been sold and delivered to their new third party owners, while the final vessel, accounted for as "Investment in direct financing leases" is currently in layup and is scheduled to be recycled in Norway during the second quarter of 2020. The disposals are not expected to result in material gains or losses.

In March 2020, common shares of 6,869 were newly issued to satisfy share options exercised under the Company's Option Scheme.

In March 2020, the Company agreed to extend the charters on the three 9,300 to 9,500 TEU container vessels Maersk Sarat, Maersk Skarstind and Maerk Shivling to Maersk Line. The initial five-year charters were extended by an additional 44 month period at a revised charter hire. As part of the charter agreement the Company agreed to finance the scrubbers to be installed on these vessels and will receive a share of the fuel savings to be achieved by the charterer from the scrubbers.

On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a “public health emergency of international concern.” following the outbreak of a new strain of coronavirus, ("COVID-19"), that was first identified in Wuhan, China in December 2019. Currently, the COVID-19 pandemic is reported to have spread to over 100 countries with the number of cases growing daily. Efforts to stop the spread through restricting the moment of people is affecting business operations worldwide including, but not limited to, supply chains, trade, employees (including the risk of sickness and crew change restrictions), travel including port restrictions and border closures, financial markets and commodity prices. The Company’s business could be materially and adversely affected by this pandemic and the Company is unable to reasonably predict the estimated length or severity of the COVID-19 pandemic on future operating results.