Form 20-F
period 2020-12-31
SFL Corp Ltd.
filed 2021-03-22
CIK 1289877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
[ ☐  ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[☒]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2020

OR

[ ☐ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ☐ ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report	...............................................................

For the transition period from	___________________________to ___________________________

Commission file number	001-32199

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

127,810,064	Common Shares, $0.01 Par Value

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
[ ☒ ] Yes  [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See definition of "large accelerated filer", "accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐

				Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term new or revised financial accounting standard refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ☐  ] Yes  [ ☒ ] No
1

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND SUMMARY OF RISK FACTORS

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
Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company is making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated. In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:

▪the strength of world economies;
▪the Company’s ability to generate cash to service its indebtedness;
▪the Company’s ability to continue to satisfy its financial and other covenants, or obtain waivers relating to such covenants from its lenders under its credit facilities;
▪ the availability of financing and refinancing, as well as the Company’s ability to obtain such financing or refinancing in the future to fund capital expenditures, acquisitions and other general corporate activities and the Company's ability to comply with the restrictions and other covenants in its financing arrangements;
▪the Company’s counterparties’ ability or willingness to honor their obligations under agreements with it;
▪fluctuations in currencies and interest rates;
▪general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values;
▪prolonged or significant downturns in the tanker, dry-bulk carrier, container and/or offshore drilling charter markets;
▪the volatility of oil and gas prices, which effects, among other things, the tanker sector and/or the offshore drilling sector;
▪a decrease in the value of the charter-free market values of the Company’s vessels and drilling units;
▪an oversupply of vessels, including drilling units, which could lead to reductions in charter hire rates and profitability;
▪the inability to retain and recruit qualified key executives, key employees, key consultants or skilled workers;
▪the potential difference in interests between or among certain of the Company’s directors, officers, key executives and shareholders, including Hemen, our largest shareholder;
▪the risks associated with the purchase of second-hand vessels;
▪the aging of the Company’s fleet which could result in increased operating costs, impairment or loss of hire;

▪the adequacy of insurance coverage for inherent operational risks, and its ability to obtain indemnities from customers, changes in laws, treaties or regulations;
▪changes in supply and generally the number, size and form of providers of goods and services in the markets in which the Company operates;
▪changes in demand in the markets in which the Company operates, including shifts in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products;
▪changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods;
▪technological innovation in the sectors in which we operate and quality and efficiency requirements from customers;
▪governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers;
▪potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures related to complying with such regulations;
▪increasing scrutiny and changing expectations with respect to the Company’s Environmental, Social and Governance policies;
▪increased inspection procedures and more restrictive import and export controls;
▪the imposition of sanctions by the Office of Foreign Assets Control of the Department of the U.S. Treasury or pursuant to other applicable laws or regulations imposed by the U.S. government, the EU, the United Nations or other governments against the Company or any of its subsidiaries;
▪compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;
▪changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs;
▪the impact of the discontinuance of LIBOR after 2021 on any of the Company’s debt that references LIBOR in the interest rate;
▪the volatility of prevailing spot market charter rates, which effects the amount of profit sharing payment the Company receives under charters with Frontline Shipping and the Golden Ocean Charter and other charters;
▪the volatility of the price of the Company’s common shares;
▪changes in the Company’s dividend policy;
▪the future sale of the Company’s common shares or conversion of the Company’s convertible notes;
▪the failure to protect the Company’s information systems against security breaches, or the failure or unavailability of these systems for a significant period of time;
▪the entrance into transactions that expose the Company to additional risk outside of its core business;
▪difficulty managing planned growth properly;
▪the Company’s incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States;
▪shareholders’ reliance on the Company to enforce the Company’s rights against contract counterparties;
▪dependence on the ability of the Company’s subsidiaries to distribute funds to satisfy financial obligations and make dividend payments;
▪the potential for shareholders to not be able to bring a suit against the Company or enforce a judgement obtained against the Company in the United States;
▪treatment of the Company as a “passive foreign investment company” by U.S. tax authorities;
▪being required to pay taxes on U.S. source income;
▪the Company’s operations being subject to economic substance requirements;
▪the exercise of a purchase option by the charterer of a vessel or drilling unit;
▪the impact of any restructuring of the counterparties with whom the Company deals, including the bankruptcy proceedings relating to Seadrill and certain of its subsidiaries and timely delivery of vessels or rigs under construction within the contracted price;
▪potential liability from pending or future litigation;

▪the withdrawal of the U.K. from the European Union and the potential negative effect on global economic conditions and financial markets;
▪the length and severity of the recent coronavirus outbreak (COVID-19) and governmental responses thereto and the impact on the demand for commercial seaborne transportation and the condition to the financial markets;
▪potential disruption of shipping routes due to accidents, political instability, terrorist attacks, piracy or international hostilities;
▪the arresting or attachment of one or more of the Company’s vessels or rigs by maritime claimants;
▪potential requisition of the Company’s vessels or rigs by a government during a period of war or emergency; and
▪world events, political instability terrorist attacks, piracy or international hostilities.
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

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.    KEY INFORMATION

On September 13, 2019, the name of the Company was changed to SFL Corporation Ltd. (formerly Ship Finance International Limited). Throughout this report, the "Company", "SFL ", "we", "us" and "our" all refer to SFL Corporation Ltd. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of the vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We use the term twenty-foot equivalent units, or TEU, in describing container vessels to refer to the number of standard twenty-foot containers that the vessel can carry, and we use the term car equivalent units, or CEU, in describing car carriers to refer to the number of standard cars that the vessel can carry. Unless otherwise indicated, all references to "USD," "US$" and "$" in this report are to, and amounts are presented in, U.S. dollars.

A. SELECTED FINANCIAL DATA

Our selected income statement and cash flow statement data with respect to the fiscal years ended December 31, 2020, 2019 and 2018 and our selected balance sheet data with respect to the fiscal years ended December 31, 2020 and 2019 have been derived from our consolidated financial statements included in Item 18 of this annual report, prepared in accordance with accounting principles generally accepted in the United States, which we refer to as US GAAP.

The selected income statement and cash flow statement data for the fiscal years ended December 31, 2017 and 2016 and the selected balance sheet data for the fiscal years ended December 31, 2018, 2017 and 2016 have been derived from our consolidated financial statements not included herein. The following table should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and our consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands of dollars except common share and per share data)
Income Statement Data:
Total operating revenues	471,047	458,849	418,712	380,878	412,951
Net operating (loss)/income	(138,174)	137,777	117,615	154,626	168,089
Net (loss)/income	(224,425)	89,177	73,622	101,209	146,406
Earnings (loss) per share, basic	$(2.06)	$0.83	$0.70	$1.06	$1.57
Earnings (loss) per share, diluted	$(2.06)	$0.83	$0.69	$1.03	$1.50
Dividends declared	109,394	150,659	149,261	152,907	168,289
Dividends declared per share	$1.00	$1.40	$1.40	$1.60	$1.80

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands of dollars except common share and per share data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	215,445	199,521	211,394	153,052	62,382
Vessels and equipment, net (including newbuildings)	1,240,698	1,404,705	1,559,712	1,762,596	1,770,616
Vessels and equipment under finance lease, net	697,380	714,476	749,889	—	—
Investment in direct financing, sales-type and leaseback assets including current portion	677,543	994,387	802,159	618,071	556,035
Investment in associated companies (including loans and receivables)	151,207	368,222	366,907	328,505	330,877
Total assets	3,093,211	3,885,370	3,877,845	3,012,082	2,937,377
Short and long term debt (including current portion)	1,649,069	1,608,088	1,437,080	1,504,007	1,552,874
Finance lease liability (including current portion)	573,087	1,106,427	1,172,051	239,607	122,403
Share capital	1,278	1,194	1,194	1,109	1,015
Stockholders' equity	795,651	1,106,369	1,180,032	1,194,997	1,134,095
Common shares outstanding (1)	127,810,064	119,391,310	119,373,064	110,930,873	101,504,575
Weighted average common shares outstanding (1)	108,971,605	107,613,610	105,897,798	95,596,644	93,496,744

Cash Flow Data:
Cash provided by operating activities	276,475	249,707	200,975	177,796	230,073
Cash provided by (used in) investing activities	176,339	(169,881)	(866,564)	48,362	39,399
Cash provided by (used in) financing activities	(431,432)	(89,204)	724,931	(135,488)	(277,265)

Note 1: The number of common shares outstanding at December 31, 2020 and 2019 includes 8,000,000 shares issued as part of a share lending arrangement relating to the issue in October 2016 of our 5.75% senior unsecured convertible bonds and 3,765,842 shares issued as of December 31, 2020 from up to 7,000,000 shares issuable under a share lending arrangement relating to the Company's issuance of its 4.875% senior unsecured convertible bonds in April and May 2018. These shares are owned by the Company and will be returned on or before maturity of the bonds in 2021 and 2023. Accordingly, they are not included in the weighted average number of common shares outstanding at December 31, 2020 and 2019.

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

Our assets are primarily engaged in transporting crude oil and oil products, dry bulk and containerized cargoes, and in offshore drilling and related activities. The risk factors summarized in the Cautionary Statement Regarding Forward Looking Statements and Summary of Risk Factors and detailed below, summarize the risks that may materially affect our business, financial condition or results of operations. Unless otherwise indicated in this annual report on Form 20-F, all information concerning our business and our assets is as of March 22, 2021.

Risk Factors

Our principal risks that could adversely affect, or have adversely affected, the Company’s business, operation results and financial conditions are categorized and detailed below.

–Risk Relating to Our Industry

Our assets operate within a variety of markets that are volatile and unpredictable. Several risk factors including but not limited to global and local market presence will impact our widespread operations. We are exposed to regulatory, statutory, operational, technical, counterpart, environmental, and political risks, developments and regulations that may impact and or disrupt our business. Details of specific risks relating to our industry are described below.

–Risks Relating to our Company

Our Company is subject to significant number of external and internal risk factors. As an entity incorporated and present in several jurisdictions, markets, industries, with employees, shareholders, customers and other stakeholders we have several activities, operations and actions that may generally harm our company, financial performance, position and ability to maintain. Details of specific risks relating to our Company are described below.

–Risk Relating to our Common Shares

Our Common Shares are subject to a significant number of external and internal risk factors. As a holding company, we depend on the ability of our subsidiaries to distribute funds to satisfy our financial and other obligations. As a foreign corporation, shareholders may not have the same rights as a shareholder in a U.S. corporation may have. With offices and the majority of our assets located outside the U.S. certain shareholders may not be able to bring suit against us, or enforce a judgement obtained against us in the U.S. The market price of our common shares may be unpredictable and volatile, furthermore sales of our common shares or conversion of our convertible notes could cause the market price of our common shares to decline. Details of specific risks relating to our common shares are described below.

Some risk factors are static while other risk factors will change and vary depending on global and corporate developments that may occur now or in the future. The list below identifies risks relates to our industry, Company and common shares. These risks may not cover all and future risk factors applicable.

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
•global and regional economic and political conditions, including armed conflicts, terrorist activities, embargoes, strikes, tariffs and “trade wars”;
•economic slowdowns caused by public health events such as the ongoing COVID-19 pandemic;
•developments in international trade;
•regional availability of refining capacity and inventories;
•changes in the production levels of crude oil (including in particular production by OPEC, the United States and other key producers);
•changes in seaborne and other transportation patterns, including the distance cargo is transported by sea, changes in the price of crude oil and changes to the West Texas Intermediate and Brent Crude Oil pricing benchmarks, and changes in trade patterns;
•environmental and other regulatory developments;
•government subsidies of shipbuilding;
•construction or expansion of new or existing pipelines or railways;
•currency exchange rates; and
•weather and natural disasters.

Factors that influence the supply of vessel capacity include:

•the number and size of newbuildings delivered;
•the scrap recycling rate of older vessels;
•the price of steel and vessel equipment;
•changes in environmental and other regulations that may limit the useful lives of vessels;
•vessel casualties;
•the number of vessels that are out of service, namely those that are laid-up, dry-docked, awaiting repairs or otherwise not available for hire;
•availability of financing for vessels;
•changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage;
•changes in environmental and other regulations that may limit the useful lives of vessels;
•the number of vessels used as storage units;
•port and/or canal congestion, and weather delays;
•sanctions (in particular sanctions on Iran and Venezuela, amongst others); and
•technological developments.

Demand for our vessels and charter rates are dependent upon, among other things, seasonal and regional changes in demand and changes to the capacity of the world fleet. We believe the capacity of the world fleet is likely to increase, and there can be no assurance that global economic growth will be at a rate sufficient to utilize this new capacity. Continued adverse economic, political or social conditions or other developments could further negatively impact charter rates, and therefore have a material adverse effect on our business, results of operations and ability to pay dividends. In addition, the introduction as of January 1, 2020 of a global sulfur cap on fuels has increased fuel costs and may lead to a two-tiered market, by reducing the demand for vessels that are not equipped with exhaust gas scrubbers or that have a high specific fuel consumption.

An over-supply of vessel capacity may lead to reductions in charter hire rates and profitability.

The supply of vessels generally increases with deliveries of new vessels and decreases with the recycling of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. An over-supply of vessel capacity, combined with a decline in the demand for such vessels, may result in a reduction of charter hire rates. Upon the expiration or termination of our vessels’ current charters, if we are unable to re-charter our vessels at rates sufficient to allow us to operate our vessels profitably or at all, it would have a material adverse effect on our revenues and profitability.

The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows and ability to obtain financing or refinance our existing and future credit facilities on acceptable terms, which may negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, due in part to fears associated with the spread of COVID-19 (as more fully described below), global financial markets experienced volatility and a steep and abrupt downturn followed by a recovery, which volatility may continue as the COVID-19 pandemic continues. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the uncertain economic conditions, have made, and may continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Economic conditions may also adversely affect the market price of our common shares.

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

As of December 31, 2020, we had total outstanding indebtedness of $1.8 billion under our various credit facilities and bond loans, including our equity-accounted subsidiaries and a further $0.6 billion of finance lease obligations. In addition we had a further $0.2 billion of finance lease obligations in our associated companies.

If economic conditions throughout the world deteriorate or become more volatile, it could impede our operations.

The world economy faces a number of challenges, including the effects of volatile oil prices, trade tensions between the United States and China and between the United States and the European Union continuing turmoil and hostilities in the Middle East, the Korean Peninsula, North Africa, Venezuela, Iran and other geographic areas and countries, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East and in other geographic areas and countries, continuing economic weakness in the European Union, or the E.U., and stabilizing growth in China, as well as rapidly growing public health concerns stemming from the ongoing COVID-19 pandemic. If U.S and world economic conditions weaken, the demand for energy, including oil and gas may be negatively affected.

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

In China, a transformation of the Chinese economy is underway, as China moves from a production-driven economy towards a service or consumer-driven economy. The Chinese economic transition implies that we do not expect the Chinese economy to return to double digit GDP growth rates in the near term. The quarterly year-over-year growth rate of China’s GDP decreased to 2.3% for the year ending December 31, 2020 as compared to 6.0% for the year ending December 31, 2019 and continues to remain below pre-2008 levels. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and “trade wars.” The International Monetary Fund has warned that continuing trade tensions, including significant tariff increases, between the United States and China, are expected to result in a cumulative reduction in global GDP. Additionally, following the emergence of COVID-19, industrial activity in China came to a quick halt in early 2020. The outbreak of COVID-19 was a negative development for the Chinese economy and has led to an economic contraction. We can provide no assurances on whether the Chinese economy will continue to contract or expand in the future.

While the recent developments in Europe and China have been without significant immediate impact on our charter rates, an extended period of deterioration in the world economy could reduce the overall demand for our services. Such changes could adversely affect our future performance, results of operations, cash flows and financial position.

Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated that the United States may seek to implement more protective trade measures. The results of the 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, in March 2018, former President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and in January 2019, the United States announced sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. However, it is not yet clear how the United States administration under President Biden may deviate from the former administration’s protectionist foreign trade policies. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on the shipping industry, and therefore, our charterers and their business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our shareholders.

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

On June 23, 2016, in a referendum vote commonly referred to as “Brexit,” a majority of voters in the U.K. voted to exit the European Union. Since then, the U.K. and the EU have negotiated the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the European Union on January 31, 2020, although a transition period remained in place until December 2020 during which the U.K. was subject to the rules and regulations of the EU while continuing to negotiate the parties’ relationship going forward, including trade deals. It is unclear what long-term economic, financial, trade and legal implications the withdrawal of the U.K. from the European Union would have and how such withdrawal would affect our business. In addition, Brexit may lead other European Union member countries to consider referendums regarding their European Union membership. Any of these events, along with any political, economic and regulatory changes that may occur, could cause political and economic uncertainty and harm our business and financial results.

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

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our tankers and other vessels operate, and the country or countries in which such vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast and bilge water management. These regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard, or the USCG, and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002, and regulations of the International Maritime Organization, or IMO, including the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention for the Prevention of Pollution from Ships of 1973, or MARPOL, including the designation thereunder of Emission Control Areas, or ECAs, the International Convention on Civil Liability for Oil Pollution Damage of 1969, or CLC, and the International Convention on Load Lines of 1966. In particular, IMO’s Marine Environmental Protection Committee ("MEPC") 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships took effect March 1, 2020 may cause us to incur substantial costs. Compliance with these regulations could have a material adverse effect our business and financial results.

In addition, vessel classification societies and the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, also impose significant safety and other requirements on our vessels. In complying with current and future environmental requirements, vessel owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to recycle or sell certain vessels altogether.

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

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages and third-party claims for personal injury or property damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our current or historic operations. We could also incur substantial penalties, fines and other civil or criminal sanctions, including in certain instances seizure or detention of our vessels, as a result of violations of or liabilities under environmental laws, regulations and other requirements. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. For example, OPA affects all vessel owners shipping oil to, from or within the United States. Under OPA, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile exclusive economic zone around the United States. Similarly, the CLC, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability. Furthermore, the 2010 explosion of the drilling rig Deepwater Horizon, which is unrelated to SFL, and the subsequent release of oil into the Gulf of Mexico, or other events, has resulted in increased, and may result in further, regulation of the shipping and offshore industries and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, and could harm our reputation with current or potential charterers of our vessels. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and available cash.

The IMO 2020 regulations may cause us to incur substantial costs and to procure low-sulfur fuel oil directly on the wholesale market for storage at sea and onward consumption on our vessels.
Effective January 1, 2020, the IMO implemented a new regulation for a 0.50% global sulfur cap on emissions from vessels (the “IMO 2020 Regulations”). Under this new global cap, vessels are required to use marine fuels with a sulfur content of no more than 0.50% against the former regulations specifying a maximum of 3.50% sulfur in an effort to reduce the emission of sulfur oxide into the atmosphere.

We have incurred increased costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require, among others, the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
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
As at March 22, 2021, 26 of our owned or leased vessels and four vessels that are included in our associated companies are equipped with exhaust gas cleaning systems ("EGCS" or "scrubbers"). As of January 1, 2020 we have transitioned to burning IMO compliant fuels where scrubbers have not been installed. We continue to evaluate different options in complying with IMO and other rules and regulations. Our fuel costs and fuel inventories increased in 2020 as a result of these sulfur emission regulations. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate our vessels on certain trading routes without installing EGCSs or without incurring deviation time to obtain compliant fuel. Scrubbers may not be available to be installed on such vessels at a favorable cost or at all if we seek them at a later date.

Furthermore, although as of March 22, 2021, one year and three months have passed since the IMO 2020 Regulations became effective, it is uncertain how the availability of high-sulfur fuel around the world will be affected by implementation of the IMO 2020 Regulations, and both the price of high-sulfur fuel generally and the difference between the cost of high-sulfur fuel and that of low-sulfur fuel are also uncertain. Scarcity in the supply of high-sulfur fuel, or a lower-than-anticipated difference in the costs between the two types of fuel, may cause us to fail to recognize anticipated benefits from installing scrubbers.
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

The Hong Kong Convention, which is currently open for accession by IMO Member States, will enter into force 24 months after the date on which 15 IMO Member States, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approve accession. As of the date of this annual report, 15 countries have ratified or approved accession of the Hong Kong Convention, but the requirement of 40% of world merchant shipping by gross tonnage has not yet been satisfied.

On November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU Member State may be recycled only in facilities included on the European list of permitted ship recycling facilities. We are required to comply with EU Ship Recycling Regulation, on vessels flying EU flag or being located in EU waters when decision to recycle is made.

These regulatory developments, when implemented, may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual recycling value of a vessel, which could potentially not cover the cost to comply with latest requirements, which may have an adverse effect on our future performance, results of operations, cash flows and financial position.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention ('IOPP') renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 Discharge Performance Standard ('D-2 standard') on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. We currently have 16 vessels scheduled for ballast water treatment systems installation or upgrade and costs of compliance may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance, and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

We currently have 10 vessels that are on fixed price management agreements with Frontline Management (Bermuda) Ltd., or Frontline Management, and Golden Ocean Group Management (Bermuda) Ltd, or Golden Ocean Management, which include the cost of complying with regulations. We have an additional 31 vessels and two drilling rigs (excluding West Taurus) employed under bareboat charters where the cost of fitting ballast water treatment systems would lie with the charterer, if such vessel or rig is still employed under the relevant bareboat charter at the time the regulations become applicable. We also have 36 vessels employed in the spot market or under time charter agreements. These have either already been fitted with ballast water treatment systems or will have them fitted within the required deadlines. The costs of compliance may be substantial and could adversely affect our profitability.

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

Acts of piracy have historically affected ocean-going vessels. At present, most piracy and armed robbery incidents are recurrent in the Gulf of Aden region off the coast of Somalia, South China Sea, Sulu Sea and Celebes Sea and in particular the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in recent years. Sporadic incidents of robbery are also reported in many parts of Asia. The political turmoil in the Middle East region may also lead to collateral damages in waters off Yemen. The current diplomatic crisis between Gulf Co-operation Council (GCC) countries may lead to an uncertain security situation in the Middle East region.

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

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the EU, the United Nations or other governmental authorities, it could lead to monetary fines or penalties and adversely affect our reputation and the market for our common shares and their trading price.

We have not directly engaged in any shipping or drilling contracts involving operations in countries or territories or with government-controlled entities, in 2020 in violation of any applicable restrictions, sanctions or embargoes imposed by the U.S. government, the EU, the United Nations or other governmental authorities. Our contracts with our charterers may prohibit them from causing our vessels to call on ports located in sanctioned countries or territories or carrying cargo for entities that are the subject of sanctions. Although our customers who are bareboat charterers control the operation of our vessels, we have monitoring processes in place reasonably designed to ensure our compliance with economic sanctions and embargo laws. Nevertheless it remains possible that our charterers may cause our vessels to trade in violation of sanctions provisions without our consent. If such activities result in a violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we or our charterers will be in compliance in the future. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions or embargoes imposed by the governments of the U.S., EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

Any such violation could result in fines, penalties or other sanctions that could negatively impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our shares may adversely affect the price at which our shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

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

The offshore drilling sector depends primarily on the level of activity in the offshore oil and gas industry, which is significantly affected by, among other things, volatile oil and gas prices, and may be materially and adversely affected by a decline in the offshore oil and gas industry.

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

Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including the following:

•worldwide production and demand for oil and gas;
•the cost of exploring for, developing, producing and delivering oil and gas;
•expectations regarding future energy prices;
•advances in exploration, development and production technology;
•the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain production levels and pricing;
•the level of production in non-OPEC countries;
•international sanctions on oil-producing countries or the lifting of such sanctions;
•government regulations, including restrictions on offshore transportation of oil and gas;
•local and international political, economic and weather conditions;
•domestic and foreign tax policies;
•the development and implementation of policies to increase the use of renewable energy;
•increased supply of oil and gas from onshore hydraulic fracturing and shale development, and the relative costs of offshore and onshore production of oil and gas;
•worldwide economic and financial problems and any resulting decline in demand for oil and gas and, consequently, our services;
•the policies of various governments regarding exploration and development of their oil and gas reserves;
•accidents, severe weather, natural disasters and other similar incidents relating to the oil and gas industry; and
•the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities, insurrection, or other crises in the Middle East, eastern Europe or other geographic areas, or further acts of terrorism in the United States, Europe or elsewhere.

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

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, including:

•the availability of competing offshore drilling units;
•the availability of debt financing on reasonable terms;
•the level of costs for associated offshore oilfield and construction services;
•oil and gas transportation costs;
•the level of rig operating costs, including crew and maintenance;
•the discovery of new oil and gas reserves;
•the cost of non-conventional hydrocarbons, such as the exploitation of oil sands; and
•regulatory restrictions on offshore drilling.

Any of these factors could reduce demand for our offshore drilling assets and adversely affect our business and results of operations.

Governmental laws and regulations, including taxation, environmental laws and regulations, may add to the costs of the Seadrill Charterers or other charterers of our drilling units, or limit their drilling activity, and may adversely affect their ability to make lease payments to us.

During the year ended December 31, 2020, we leased two of our drilling units to two subsidiaries of Seadrill, namely Seadrill Deepwater Charterer Ltd., or Seadrill Deepwater, and Seadrill Offshore AS, or Seadrill Offshore. In addition, we chartered one drilling unit to North Atlantic Linus Charterer Ltd., or North Atlantic Linus, which is a subsidiary of North Atlantic Drilling Limited, or NADL. Seadrill Deepwater, Seadrill Offshore and North Atlantic Linus are collectively referred to as the Seadrill Charterers.

The Seadrill Charterers’ business in the offshore drilling industry is affected by public policy and laws and regulations relating to the energy industry and the environment in the geographic areas where they operate.

The offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and, accordingly, the Seadrill Charterers are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. For example, the current U.S. President Biden recently signed an executive order blocking new leases for oil and gas drilling in federal waters. The Seadrill Charterers may be required to make significant capital expenditures to comply with governmental laws and regulations. It is also possible that these laws and regulations may in the future add significantly to the Seadrill Charterers’ operating costs or significantly limit drilling activity. Governments in some countries are increasingly active in regulating and controlling the ownership of concessions, the exploration for oil and gas, and other aspects of the oil and gas industries. In recent years, increased concern has been raised over protection of the environment. Offshore drilling in certain areas has been opposed by environmental groups and has in certain cases been restricted. Further operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

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

To the extent that new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional taxes and environmental protection requirements that result in increased costs to the oil and gas industry in general or the offshore drilling industry in particular, the Seadrill Charterers’ business or prospects could be materially adversely affected. The operation of our drilling units will require certain governmental approvals, the number and prerequisites of which cannot be determined until the Seadrill Charterers identify the jurisdictions in which they will operate upon securing contracts for the drilling units. Depending on the jurisdiction, these governmental approvals may involve public hearings and costly undertakings on the part of the Seadrill Charterers. The Seadrill Charterers may not obtain such approvals, or such approvals may not be obtained in a timely manner. If the Seadrill Charterers fail to secure the necessary approvals or permits in a timely manner, their customers may have the right to terminate or seek to renegotiate their drilling services contracts to the Seadrill Charterers’ detriment. The amendment or modification of existing laws and regulations, or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas, could have a material adverse effect on the Seadrill Charterers’ business, operating results or financial condition. Future earnings of the Seadrill Charterers may be negatively affected by compliance with any such new legislation or regulations. In addition, the Seadrill Charterers may become subject to additional laws and regulations as a result of future rig operations or repositioning. These factors may adversely affect the ability of the Seadrill Charterers to make lease payments to us. The failure of the Seadrill Charterers to meet their respective obligations to us under our existing lease agreements would likely have material adverse effect on our business, financial condition, results of operations and cash flows, ability to pay dividends to our shareholders and compliance with covenants in our credit facilities. Please refer to the Risk Factor below - “The failure of the charterers of our drilling rigs to meet their obligations to us under our lease agreements, or material change to the terms of such agreements, could have a material adverse effect on our business, financial condition, results of operations and cash flows, ability to pay dividends to our shareholders and compliance with covenants in our credit facilities.” for further discussion.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber-terrorists. Like other global companies, we have, from time to time, experienced threats to our data and systems, including malware and computer virus attacks, internet network scans, systems failures and disruptions. A cyberattack that bypasses our IT security systems, causing an IT security breach, could lead to a material disruption of our IT systems and adversely impact our daily operations and cause the loss of sensitive information, including our proprietary information and that of our customers, suppliers and employees. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liability. While we devote substantial resources to maintaining adequate levels of cybersecurity, our resources and technical sophistication may not be adequate to prevent all types of cyberattacks.

We rely on industry accepted security and control frameworks and technology to securely maintain confidential and proprietary information and personal data maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows. Furthermore, as from May 25, 2018, data breaches on personal data as defined in the General Data Protection Regulation 2016/679 (EU), could lead to administrative fines up to €20 million or up to 4% of the total worldwide annual turnover of the company, whichever is higher.

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

Although most of our vessels are employed on medium or long-term charters, prolonged or significant downturns in the markets in which we operate could have a significant and adverse effect in finding new customers in the short and long term market and on our existing customers’ ability to continue to fulfill their obligations to us. It also affects the resale value of vessels.

Prior to the COVID-19 outbreak, the outlook was positive for the tanker market, according to industry sources. However, the tanker market is volatile. The crude tanker freight market experienced volatile markets during the last decade, freight rates increasing during 2014 and 2015 from the low levels in 2013. During 2020 we continued to see volatile markets with short terms spikes in earnings followed by a period of easing rates. The tanker market eased back in early 2020 after a strong Q4 2019, however saw significant increase to historically high levels during March-April 2020 as a result of impacts from COVID-19 and a fall in oil prices resulting in high oil output and demand for floating storage. The oil tanker market remains highly uncertain with continued negative effects from the COVID-19 outbreak anticipated to impact the tanker market during 2021, with no assurance that the tanker market will recover.

We currently have two vessels on charter to Frontline Shipping Limited (“Frontline Shipping”), an unguaranteed subsidiary of Frontline Ltd. (“Frontline”). When there are downturns in the tanker market, there is a significant risk that Frontline Shipping may not have sufficient funds to fulfill their obligations under the charters.

According to industry sources, the dry bulk shipping market experienced volatile market conditions with both challenging conditions and significant impact from the COVID-19 pandemic outbreak during 2020. Industry sources indicate that seaborne dry bulk trade (in tonnes) declined during 2020, as a result of the impacts arising from the COVID-19 pandemic which caused significant disruption and operation challenges. With the dry bulk newbuilding orderbook standing at 6% of the total fleet in terms of capacity and trade expected to rebound from disrupted levels during 2020, the market could see some positive signs. However with continued uncertainty, there can be no assurance that the dry bulk charter market will recover.

According to industry sources, the containership charter market experienced significant volatility during 2020. After severe negative impacts resulting from the outbreak of the COVID-19 pandemic, volumes saw a swift recovery along with significant logistical disruptions during the second half of 2020. The positive near-term view and growth during 2020 is expected to normalize as vaccines will result in more normal economic activity and a gradual shift towards services spending. There can be no assurance that the containership charter market will recover.

According to industry sources, the oil price (Brent crude spot) experienced significant volatility during the last decade. The oil price fluctuated from yearly average levels above $100 dollars to below $50 dollars in 2014. Over the few last years, we saw a gradual recovery, however in March 2020 the oil price fell below $30 per barrel following OPEC’s inability to reach an agreement in respect of oil production cuts. As a consequence of these reductions in oil prices, oil and gas companies significantly reduced their exploration and development activities, resulting in many drilling companies laying up rigs and experiencing financial difficulties, including our customer Seadrill. Whilst oil prices have increased in 2021, the medium- and long-term oil price development remains uncertain, with Covid-19 pandemic expected to continue to affect the global oil demand along with a structural transition in global energy systems with renewable energy expected to increase going forward. The effect on this related to the market is currently difficult to assess.

Downturns in these markets and resulting volatility has had a number of adverse consequences, including, among other things:
•an absence of financing for vessels or rigs;
•limited second-hand market for the sale of vessels or rigs;
•extremely low charter rates, particularly for vessels employed in the spot market;
•widespread loan covenant defaults in the shipping and offshore industries; and
•declaration of bankruptcy by some operators, rig and ship owners as well as charterers.

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

Major outbreaks of diseases (such as COVID-19) and governmental responses thereto could adversely affect our business.

Since the beginning of calendar year 2020, the outbreak of COVID-19 pandemic, which originated in China in late 2019 and subsequently spread around the world, has negatively affected economic conditions, the supply chain, the labor market, the demand for certain shipped goods regionally as well as globally and may otherwise impact our operations and the operations of our customers and suppliers. The COVID-19 pandemic has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for tankers, containerships, dry bulk and other cargo vessels may deteriorate further and our operations and cash flows may be negatively impacted. The extent of COVID-19’s impact on our financial and operational results, which could be material, will depend on the length of time that the pandemic continues and whether subsequent waves of the infection happen. Uncertainties regarding the economic impact of the COVID-19 pandemic are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. Governments are approving large stimulus packages to mitigate the effects of the sudden decline in economic activity caused by the pandemic; however, we cannot predict the extent to which these measures will be sufficient to restore or sustain the business and financial condition of companies in the shipping industry. These measures, though contemplated to be temporary in nature, may continue and increase as countries attempt to contain the outbreak or any reoccurrences thereof.

At this stage, it is difficult to determine the full impact of COVID-19 on our business. Effects of the current pandemic have or may include, among others:

•	deterioration of economic conditions and activity and of demand for shipping;
•	operational disruptions to us or our customers due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing);
•	potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies and (c) maintenance, modifications or repairs to, or drydocking of, our existing vessels due to worker health or other business disruptions;
•	reduced cash flow and financial condition, including potential liquidity constraints;
•	credit tightening or declines in global financial markets, including to the prices of our publicly traded securities and the securities of our peers, could make it more difficult for us to access capital, including to finance our existing debt obligations;
•	potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels;
•	potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants;
•	potential disruptions, delays or cancellations in the construction of new vessels, which could reduce our future growth opportunities;
•	due to quarantine restrictions placed on persons and additional procedures using commercial aviation and other forms of public transportation, our crew has had difficulty embarking and disembarking on our ships. Although the restrictions have on certain cases delayed crew embarking and disembarking on our ships, they have not so far, materially affected our ability to crew our vessels;
•	international transportation of personnel could be limited or otherwise disrupted. In particular, our crews generally work on a rotation basis, relying largely on international air transport for crew changes plan fulfillment. Any such disruptions could impact the cost of rotating our crew, and possibly impact our ability to maintain a full crew synthesis onboard all our vessels at any given time. It may also be difficult for our in-house technical teams to travel to ship yards to observe vessel maintenance, and we may need to hire local experts, which local experts may vary in skill and are difficult to supervise remotely for work we ordinarily address in-house; and
•	potential non-performance by counterparties relying on force majeure clauses and potential deterioration in the financial condition and prospects of our customers, joint venture partners or other business partners.

The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely. Moreover, we face significant risks to our personnel and operations due to the COVID-19 pandemic. Our crews face risk of exposure to COVID-19 as a result of travel to ports in which cases of COVID-19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of COVID-19.

Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2020, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and expect to continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. In 2020, delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so.

The COVID-19 pandemic and measures in place against the spread of the virus have led to a highly difficult environment in which to dispose of vessels given the difficulty to physically inspect vessels. The impact of COVID-19 has also resulted in partially reduced industrial activity in China with temporary closures of factories and other facilities, labor shortages and restrictions on travel. We believe these disruptions along with other seasonal factors, including lower demand for some of the cargoes we carry such as iron ore and coal, have contributed to lower dry bulk rates in 2020.

Epidemics may also affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. Organizations across industries, including ours, are rightly focusing on their employees' well-being, whilst making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged or even required to operate remotely which significantly increases the risk of cyber security attacks.

While it is still too early to fully assess the overall impact that COVID-19 will have on our financial condition and operations and on the shipping industry in general, we assess that the charter rates have been reduced significantly in certain shipping markets as a result of COVID-19 and that the shipping industry in general and our Company specifically are likely to continue to be exposed to volatility in the near term. Some vessels in our fleet which came up for charter renewal in the first and second quarters of 2020 were employed at comparably less favorable charter rates than those achieved during 2019 and those expected before the COVID-19 pandemic.

Further, containment measures and quarantine restrictions adopted by many countries worldwide have caused significant impact on our ability to embark and disembark crew members and on our seafarers themselves. As a result, since the outbreak of COVID-19 and as of the date of this report, we have encountered certain prolonged delays and surrounding complexities in embarking and disembarking crew onto our ships which further resulted in increased operational costs and decreased revenues by reason of off-hires associated with crew rotation and related logistical complications associated with supplying our vessels with spares or other supplies.

The occurrence or continued occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay dividends.

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

Our current business strategy includes additional growth through the acquisition of both newbuildings and second-hand vessels.  Although we generally inspect second-hand vessels prior to purchase, this does not normally provide us with the same knowledge about the vessels' condition that we would have had if such vessels had been built for and operated exclusively by us. Therefore, our future operating results could be negatively affected if the vessels do not perform as we expect. Also, we do not receive the benefit of warranties from the builders if the vessels we buy are older than one to two years.

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

Two of the tanker vessels in our fleet are chartered to a subsidiary of Frontline, namely Frontline Shipping. In addition, during 2020 we had three of our drilling units on charter to Seadrill and eight dry bulk carriers to Golden Ocean Trading Limited, or the Golden Ocean Charterer, all of which are related parties. In addition, we own fully or partially 32 container vessels on long-term bareboat charters to MSC and 12 container vessels on long-term time charters to Maersk, and multiple other assets chartered to a number of counterparties. Our other vessels that have charters attached to them are chartered to other customers under short, medium or long term time and bareboat charters.

The charter-hire payments that we receive from our customers constitute substantially all of our operating cash flows.

The performance under the leases with the Seadrill Charterers is currently guaranteed by Seadrill. The performance under the charters with the Golden Ocean Charterer is guaranteed by Golden Ocean Group Limited, or Golden Ocean. If Frontline Shipping, the Seadrill Charterers, the Golden Ocean Charterer or any of our other charterers are unable to make charter hire payments to us, our results of operations and financial condition will be materially adversely affected and we may not have cash available to pay dividends to our shareholders and to repay our outstanding borrowings. A significant portion of our net income and operating cash flows are generated from our leases with the Seadrill Charterers, and a termination of these leases may have a material adverse effect on our earnings and profitability, and our ability to pay dividends to our shareholders. Please refer to the Risk Factor below - “The failure of the charterers of our drilling rigs to meet their obligations to us under our lease agreements, or material change to the terms of such agreements, could have a material adverse effect on our business, financial condition, results of operations and cash flows, ability to pay dividends to our shareholders and compliance with covenants in our credit facilities.” for further discussion.

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

In May 2019 and January 2020, we agreed to install scrubbers on seven vessels for an estimated aggregate amount of $45.2 million, in return for receiving a share of the fuel savings expected to be achieved by the charterer, Maersk. The fuel savings will depend on the price difference between IMO compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers.

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

From time to time, we enter into, among other things, charter parties with our customers, newbuilding contracts with shipyards, credit facilities with banks, guarantees, interest rate swap agreements, and currency swap agreements, total return bond swaps, and total return equity swaps. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform their obligations under a contract with us will depend on a number of factors that are beyond our control. As a result, our revenues and results of operations may be adversely affected. These factors include:

•global and regional economic and political conditions;
•supply and demand for oil and refined petroleum products, which is affected by, among other things, competition from alternative sources of energy;
•supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;
•developments in international trade;
•changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;
•environmental concerns and regulations;
•weather;
•the number of newbuilding deliveries;
•the improved fuel efficiency of newer vessels;
•the recycling rate of older vessels; and
•changes in production of crude oil, particularly by OPEC and other key producers.

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

Certain of our directors, executive officers and major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, Hemen, Holding Ltd, or Hemen a company indirectly controlled by trusts established by Mr. John Fredriksen, for the benefit of his immediate family, and certain of its affiliates, may be deemed to beneficially own approximately 20.1% of our issued and outstanding common shares as at March 17, 2021. Furthermore, in February 2020, Ms. Kathrine Astrup Fredriksen, who is the daughter of Mr. John Fredriksen, became a Director of the Company.

Hemen is also a principal shareholder of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries, or the Hemen Related Companies. In addition, certain directors, including Mr. Cordia and Mr. O'Shaughnessy, also serve on the boards of one or more of the Hemen Related Companies, including but not limited to Frontline, Golden Ocean, Northern Drilling Ltd, Avance Gas and Archer Limited. There may be real or apparent conflicts of interest with respect to matters affecting Hemen and other Hemen Related Companies whose interests in some circumstances may be adverse to our interests.

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

Under these rules, if our income from our time charters is considered to be passive rental income, rather than income from the performance of services, we will be considered to be a PFIC. We believe that it is more likely than not that our income from time charters will not be treated as passive rental income for purposes of determining whether we are a PFIC. Correspondingly, we believe that the assets that we own and operate in connection with the production of such income do not constitute passive assets for purposes of determining whether we are a PFIC. This position is principally based upon the positions that (1) our time charter income will constitute services income, rather than rental income, and (2) Frontline Management and Golden Ocean Management, which provide services to certain of our time-chartered vessels, will be respected as separate entities from Frontline Shipping and the Golden Ocean Charterer, with which they are respectively affiliated. We do not believe that we will be treated as a PFIC for our 2020 taxable year. Nevertheless, for the 2021 taxable year and future taxable years, depending upon the relative amounts of income we derive from our various assets as well as their relative fair market values, we may be treated as a PFIC.

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

We believe that we and each of our subsidiaries qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes for the 2020 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For example, if Hemen, who we believe to be a non-qualified shareholder, were to, in combination with other non-qualified shareholders, come to own 50% or more of our outstanding common shares for more than half the days during the taxable year, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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

The Economic Substance Act 2018 and the Economic Substance Regulations 2018 of Bermuda (the “Economic Substance Act” and the “Economic Substance Regulations”, respectively) became operative on December 31, 2018.  The Economic Substance Act applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. Relevant activities for the purposes of the Economic Substance Act are banking business, insurance business, fund management business, financing and leasing business, headquarters business, shipping business, distribution and service center business, intellectual property holding business and conducting business as a holding entity.

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

The vessels in our fleet that have charters attached to them are generally contracted to expire between one and 13 years from now. However, we have granted some of our charterers purchase or early termination options that, if exercised, may effectively terminate our charters with these customers at an earlier date. One or more of the charters with respect to our vessels may also terminate in the event of a requisition for title or a loss of a vessel.

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

In addition to the two vessels on charter to Frontline Shipping and the eight vessels on charter to Golden Ocean Charterer, we also have 16 container vessels, four dry bulk carriers, two product tankers and two car carriers employed on time charters, and two Suezmax tankers and ten dry bulk carriers employed in the spot or short term time charter market. The agreements for the technical and operational management of these vessels are not fixed price agreements, and we cannot assure you that any further vessels which we may acquire in the future will be operated under fixed price management agreements.

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

Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process, in recent years, it is likely that LIBOR will be phased out in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow. In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. On November 30, 2020, ICE Benchmark Administration, the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced plans to consult on ceasing publication of U.S. Dollar LIBOR on December 31, 2021 for only the one-week and two-month U.S. Dollar LIBOR tenors, and on June 30, 2023 for all other U.S. Dollar LIBOR tenors. The United States Federal Reserve concurrently issued a statement advising banks to stop new U.S. Dollar LIBOR issuances by the end of 2021. Such announcements indicate that the continuation of LIBOR on the current basis will not be guaranteed after 2021. The banks currently reporting information used to set LIBOR will likely stop reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition from LIBOR to SOFR could be significant for us.

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

As of December 31, 2020, we had approximately $225.5 million equivalent in senior unsecured bonds denominated in Norwegian korner (“NOK”). Although the effect on profitability is managed through the use of currency swaps, liquidity may be affected during the period of the swap contracts arising from the requirement to pay collateral if the NOK currency rates move adversely compared to the United States dollar (“USD”). This could have a material adverse effect on our liquidity, depending on the magnitude of the currency fluctuation.

A change in interest rates could materially and adversely affect our financial performance and financial position.

As of December 31, 2020, we and our consolidated subsidiaries had approximately $1.3 billion in floating rate debt outstanding under our credit facilities, and a further approximately $0.2 billion in floating rate debt held by our unconsolidated wholly-owned subsidiaries accounted for under the equity method. Although we use interest rate swaps to manage our interest rate exposure and have interest rate adjustment clauses in some of our chartering agreements, we are exposed to fluctuations in interest rates. For a portion of our floating rate debt, if interest rates rise, interest payments on our floating rate debt that we have not swapped into effectively fixed rates would increase.

As of December 31, 2020, we and our consolidated subsidiaries and our wholly-owned subsidiaries accounted for under the equity method have entered into interest rate swaps which fix the interest on approximately $0.9 billion of our outstanding indebtedness.

An increase in interest rates could cause us to incur additional costs associated with our debt service, which may materially and adversely affect our results of operations. Our maximum exposure to interest rate fluctuations on our outstanding debt at December 31, 2020, was approximately $0.5 billion, including our equity-accounted subsidiaries.  A one percentage change in interest rates would, based on our estimates, increase or decrease interest rate exposure by approximately $5.4 million per year as of December 31, 2020.  The figure does not take into account that certain of our charter contracts include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding debt related to the assets on charter. At December 31, 2020, $0.5 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity-accounted subsidiaries. None of this was subject to interest rate swaps and the balance of $0.5 billion remained on a floating rate basis. Our net exposure to floating rate debt is therefore $54.9 million.

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

We intend to continue to expand our fleet. We continuously evaluate potential transactions, which may include pursuit of other business combinations, the acquisition of vessels or related businesses, the expansion of our operations, repayment of existing debt, share repurchases, short term investments or other transactions that we believe will be accretive to earnings, enhance shareholder value or are in our best interests. Our future growth will primarily depend on our ability to locate and acquire suitable assets or businesses, identify and consummate acquisitions or joint ventures, obtain required financing, integrate any acquired vessels and drilling units with our existing operations, enhance our customer base, and manage our expansion.

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

We have significant indebtedness outstanding under our senior unsecured convertible notes and our NOK senior unsecured bonds. We have also entered into loan facilities that we have used to refinance existing indebtedness and to acquire additional vessels.  We may need to refinance some or all of our indebtedness on maturity of our convertible notes, bonds or loan facilities and to acquire additional vessels in the future. We cannot assure you that we will be able to do so on terms acceptable to us or at all. If we cannot refinance our indebtedness, we will have to dedicate some or all of our cash flows, and we may be required to sell some of our assets, to pay the principal and interest on our indebtedness. In such a case, we may not be able to pay dividends to our shareholders and may not be able to grow our fleet as planned. We may also incur additional debt in the future.

Our loan facilities and the indentures for our convertible notes and bonds subject us to limitations on our business and future financing activities, including:

•limitations on the incurrence of additional indebtedness, including issuance of additional guarantees;
•limitations on incurrence of liens;
•limitations on our ability to pay dividends and make other distributions; and
•limitations on our ability to renegotiate or amend our charters, management agreements and other material agreements.

Further, our loan facilities contain financial covenants that require us to, among other things:

•provide additional security under the loan facility or prepay an amount of the loan facility as necessary to maintain the fair market value of our vessels securing the loan facility at not less than specified percentages (ranging from 100% to 150%) of the principal amount outstanding under the loan facility;
•maintain available cash on a consolidated basis of not less than $25 million;
•maintain positive working capital on a consolidated basis; and
•maintain a ratio of total liabilities to adjusted total assets of less than 0.80.

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

The failure of the charterers of our drilling rigs to meet their obligations to us under our lease agreements, or material change to the terms of such agreements, could have a material adverse effect on our business, financial condition, results of operations and cash flows, ability to pay dividends to our shareholders and compliance with covenants in our credit facilities.

In September 2017, Seadrill entered a restructuring plan, whereby the leases were revised, and subsequently entered Chapter 11 proceedings from which it emerged in July 2018. The restructuring involved reducing the charter hire for all three leases in the short term and increasing charter hire in later years, and adjusting the purchase obligation/put option prices and extending the charter term for the leases of West Taurus and West Hercules.

Despite the de-leveraging and improved debt terms, the oil and gas market remained in a sustained downturn after Seadrill emerged from Chapter 11 in summer 2018, even before the further damage caused by the dual demand and supply shock of the COVID-19 pandemic and the OPEC-Russia oil price war. The combination of these external forces prevented Seadrill from reaping the benefits of the prior restructuring, which adversely affected the Seadrill Charterers' ability to secure drilling contracts and, therefore, their ability to make lease payments to us and resulted in the bankruptcy of their parent company Seadrill and most of its subsidiaries.

A significant portion of our net income and operating cash flows have been generated from our three leases with subsidiaries of Seadrill, which disclosed on February 10, 2021 that it and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas, USA (the "Chapter 11 Proceedings").

In connection with Seadrill's Chapter 11 Proceedings, SFL and certain of its subsidiaries have entered into court approved interim agreements relating to two of the Company's drilling rigs that are chartered to subsidiaries of Seadrill to ensure uninterrupted performance on the sub-charters to oil majors. Pursuant to these agreements, Seadrill will be allowed to use funds received from the respective sub-charterers to pay a fixed level of operating and maintenance expenses in additional to general and administrative costs. In exchange, SFL will receive approximately 65 -75% of the lease hire under the existing charter agreements for West Linus and West Hercules for the same period.

Any excess amounts paid under the above referenced sub-charters will remain in Seadrill's earnings accounts, pledged to SFL.

With regards to the third rig, West Taurus, the lease has been rejected by the court and the rig will be redelivered to SFL within approximately three months. This rig is debt free and has been held in layup by Seadrill for more than five years. SFL is currently evaluating strategic alternatives for this rig, including potential recycling at an EU approved recycling facility. As previously disclosed, in October 2020, we had agreed with our financing banks to repurchase the bank loan on the idle drilling rig West Taurus, at a discount of 62% of the outstanding balance. The Company repurchased the total debt outstanding under the facility of $176.1 million for $110.0 million and recognized a gain on debt extinguishment of $66.1 million in the year ended December 31, 2020. The rig is now debt free following the full settlement of the loan. In connection with the West Taurus, SFL recorded a net negative book adjustment of approximately $186.5 million in the fourth quarter of 2020, inclusive of the gain on the redemption of the bank debt.

In the fourth quarter of 2020, we negotiated amended terms for the financing agreement relating to the harsh environment jack-up rig West Linus, pursuant to which we will provide a corporate guarantee for the entire outstanding loan amount, in exchange for more flexible financing terms. The rig is employed on a sub-charter by Seadrill to an oil major throughout 2028. The terms of the loan relating to West Hercules remain unchanged.

As previously announced, Seadrill's failure to pay hire under the leases for the Company's drilling rigs when due, along with certain other events, including the commencement of its Chapter 11 Proceedings, constitute events of default under such leases and the related financing agreements. Unless cured or waived, an event of default under a lease agreements or related financing agreements could result in enforcement of the applicable provisions thereunder, including making payments under certain guarantees of the loan facilities relating to our drilling rigs.

The failure of the charterers of our drilling rigs to meet their respective obligations to us under our existing lease agreements, including a rejection of such leases which could lead to a redelivery of all or some the rigs, in the Chapter 11 Proceedings or any material changes to the commercial terms of such agreements, including reductions in the charter rates payable to us, or any material payments that we are required to make under our guarantees or any acceleration of our debt as a result of an event of default thereunder would likely have material adverse effect on our business, financial condition, results of operations and cash flows, ability to pay dividends to our shareholders and compliance with covenants in our credit facilities.

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

The market price of our common shares has been volatile. For the year ended December 31, 2020, the closing market price of our common shares ranged from a high of $14.76 on January 9, 2020, to a low of $5.92 on December 22, 2020. The market price of our common shares may continue to fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, changes in key management personnel, any reductions in the payment of our dividends or changes in our dividend policy, mergers and strategic alliances in the shipping and offshore industries, market conditions in the shipping and offshore industries, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, perceived or actual inability by our chartering counterparts to fully perform under the charter parties, including the Seadrill Charterers and Frontline Shipping announcements concerning us or our competitors and the general state of the securities market. The shipping and offshore industries have been highly unpredictable and volatile. The market for common shares in these industries may be equally volatile. The market volatility in equities remains high. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price, also when adjusted for any dividends. Additionally, to the extent that the price of our common shares declines, our ability to raise funds through the issuance of equity, or otherwise using our common shares as consideration, will be reduced.

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

We operate through subsidiaries located in Bermuda, Cyprus, Liberia, Norway, Singapore, the United Kingdom and the Marshall Islands.

We are an international ship owning and chartering company with a large and diverse asset base across the maritime, renewable and offshore asset classes and business sectors. As at March 22, 2021, our assets consist of five crude oil tankers, 22 dry bulk carriers, 48 container vessels (including seven leased-in vessels), two car carriers, one jack-up drilling rig, two ultra-deepwater drilling units, two chemical tankers and two oil product tankers included in our wholly owned and partly owned subsidiaries and associated companies.

Our primary objective is to continue to grow our business through accretive acquisitions across a diverse range of marine and offshore asset classes. In doing so, our strategy is to generate stable and increasing cash flows by chartering our assets primarily under medium to long-term bareboat or time charters.

History of the Company

We were formed in 2003 as a wholly owned subsidiary of Frontline, a major operator of large crude oil tankers. In 2004, Frontline distributed 25% of our common shares to its ordinary shareholders in a partial spin off, and our common shares commenced trading on the New York Stock Exchange, or the NYSE, under the ticker symbol "SFL" on June 14, 2004. Frontline subsequently made six further dividends of our shares to its shareholders and its ownership in our Company is now less than one percent. Our assets at the time consisted of a fleet of Suezmax tankers, VLCCs, and oil/bulk/ore carriers.

Since 2004, we have diversified our asset base and now have eight asset types, which comprise crude oil tankers, chemical tankers, oil product tankers, container vessels, car carriers, dry bulk carriers, jack-up drilling rigs and ultra-deepwater drilling units. In addition, we have certain financial investments.

Acquisitions and Disposals

Acquisitions

In the year ended December 31, 2020, we took delivery of the following vessels:

•In May 2020, we acquired and took delivery of a 2020-built 308,000 dwt VLCC - Landbridge Wisdom. Upon delivery, the vessel immediately commenced a seven year bareboat charter to Landbridge.

We have not taken delivery of any new vessels between December 31, 2020 and March 22, 2021.

In March 2021, the Company agreed to purchase a container vessel with a long term charter to a leading container liner operator. The delivery is expected to take place in the third quarter of 2021.

Disposals

In the year ended December 31, 2020, we disposed of the following vessels:

•     In February 2020, we delivered the 2002-built VLCC Front Hakata to an unrelated third party for sale proceeds of $33.5 million. Furthermore, we agreed with Frontline Shipping Limited (“FSL”), to terminate the long-term charter for the vessel upon the sale and delivery and paid $3.2 million compensation to FSL for early termination of the charter. In addition, we received $19.9 million in settlement of the loan notes due from Frontline Ltd ("Frontline") and Frontline Shipping which were received following the sale of Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake in 2018. We recognized a gain of $4.4 million related to these transactions, in the first quarter of 2020.
•In February 2020, SFL agreed with Solstad to terminate the charter agreements for three of our offshore support vessels. Consequently, we delivered Sea Cheetah and Sea Jaguar to an unrelated third party for gross sale proceeds of $3.0 million. Sea Leopard has been sold for recycling to Green Yard AS and was delivered in May 2020. The recycling of the vessel was in accordance with the European Ship Recycling Regulation.
•In March 2020, SFL terminated the charters of, and delivered Sea Halibut and Sea Pike to an unrelated third party for gross sales proceeds of $1.5 million. Following these sales, the Company no longer owns any offshore support vessels.
•On August 18, 2020, the Company redelivered two VLCCs leased to Hunter Group ASA (“Hunter Group”) after declaration of purchase options. Net proceeds of $117.8 million were received and debt of $95.0 million was repaid.
•On November 11, 2020, the Company redelivered the last VLCC leased to Hunter Group after declaration of a purchase option. Net proceeds of $58.4 million were received and debt of $47.5 million was repaid.

We have not disposed of any vessel between December 31, 2020 and March 22, 2021.

Disposal of subsidiaries

River Box Holding Inc. (“River Box”) was a previously wholly owned subsidiary of the Company. River Box holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, we sold 50.1% of the shares of River Box to a subsidiary of Hemen Holding Limited ("Hemen"), a related party. Net proceeds of $17.5 million were received for the shares, resulting in a net gain of $1.9 million on the sale. We deconsolidated River Box and accounted for the remaining 49.9% ownership as an investment in an associated company.

Corporate Debt

In January 2020, the Company raised NOK600 million, equivalent to approximately $67 million, through a new five year senior unsecured bond loan. The bond bears a coupon of NIBOR plus a margin.

During the first quarter of 2020, SFL bought back approximately $32.4 million of its own debt securities at a discount.

During April and May 2020, the Company generated cash proceeds of $21.1 million from the sale of forward contracts for approximately 2.0 million shares in Frontline.

At December 31, 2020, SFL held 1.4 million shares of Frontline which were subject to a forward contract which expired in January of 2021, and has subsequently been rolled over to April 2021. The transaction is accounted for as shares recorded in 'Investment in debt and Equity securities' pledged to creditors and a liability recorded in short-term debt of $15.6 million related to this contract at December 31, 2020. The Company is required to post collateral which was held as restricted cash as of December 31, 2020.

On June 22, 2020, the Company redeemed and repaid the remaining balance on its NOK500 million bonds.

Share Options

In January 2020, stock options were exercised pursuant to the Company's Share Option Scheme. As a result, 6,869 new common shares were issued.

Charter Extensions and Changes

In December 2019, we entered into amendments to the charter agreements with Golden Ocean whereby we agreed to fund the installation of scrubbers to be fitted on seven Capesize bulk carriers in exchange for increased charter rates from January 1, 2020 to June 30, 2025. The profit share threshold will be unaffected by the amendment.

In March 2020, we agreed to extend the charters on the three 9,300 to 9,500 TEU container vessels on time charter to Maersk. The initial five-year charters were extended by an additional 43-45 month period at a revised charter rate. As part of the charter agreement we agreed to finance the scrubbers to be installed on these vessels and we will receive a share of the cost savings achieved by the charterer on fuel costs from using the scrubbers.

In March 2020, we agreed to extend the charters on the seven 2002 built 4,100 TEU container vessels on charters to MSC. The initial charters were extended until 2025 at a revised charter hire and the effective date of the revised contracts was July 1, 2020.

Seadrill Charters, Associate Debt and Consolidation

SFL Deepwater Ltd ("SFL Deepwater"), SFL Hercules Ltd ("SFL Hercules") and SFL Linus Ltd ("SFL Linus") are wholly owned entities of SFL and each own the drilling units West Taurus, West Hercules and West Linus respectively. These units are leased to subsidiaries of Seadrill Limited (“Seadrill”), a related party. These entities were previously determined to be variable interest entities in which SFL was determined not to be the primary beneficiary and these entities were accounted for as investments in associated companies.

During the year ended December 31, 2020, Seadrill publicly disclosed that they had appointed financial and legal advisors to evaluate comprehensive restructuring alternatives to reduce debt service costs and overall indebtedness.

In September and October 2020, Seadrill failed to pay hire when due under the leases for the three drilling unit. The overdue hires along with certain other events, constituted an event of default under such leases and the related financing agreements.

Under the terms of the leases, charter payment from the sub-charterers of West Hercules and West Linus, were paid into accounts pledged to SFL and its financing banks. During November and December 2020, Seadrill and SFL entered into forbearance and funds withdrawal agreements during which Seadrill was allowed to use certain funds received from the sub-charterers to pay operating expenses for the rigs in exchange for the Company being paid approximately 65 -75% of the existing contracted lease hire related to the West Hercules and the West Linus. Any hire received by Seadrill relating to the sub-charters on these two rigs in excess of the withdrawn amounts remained in Seadrill’s earnings accounts pledged to SFL

In October 2020, the Company repurchased the total debt outstanding of $176.1 million under the $390.0 million term loan and revolving credit facility in SFL Deepwater for $110.0 million and recognized a gain on debt extinguishment of $66.1 million. The carrying value of the West Taurus drilling unit, of $258.1 million, was determined to be impaired and an impairment charge of $252.6 million was recorded in the year ended December 31, 2020 against the carrying value of the drilling unit.

In addition, in October 2020, the Company agreed to fully guarantee the $475.0 million term loan and revolving credit facility in SFL Linus which has an outstanding balance of $216.0 million at December 31, 2020.

In October 2020, the Company was determined to be the primary beneficiary of SFL Linus and SFL Deepwater following changes to the financing agreements and as a result of defaults by Seadrill. Therefore, from October 2020 these subsidiaries were consolidated by the Company. SFL Hercules continued to be equity accounted at December 31, 2020.

In February 2021, Seadrill and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas. SFL and certain of its subsidiaries have entered into court approved interim agreements with Seadrill relating to two of the Company’s drilling rigs, West Linus and West Hercules, allowing for the uninterrupted performance of sub-charters to oil majors while the Chapter 11 process is ongoing. Pursuant to these agreements, Seadrill will be allowed to use funds received from the respective sub-charterers to pay a fixed level of operating and maintenance expenses in additional to general and administrative costs. In exchange, SFL will receive approximately 65 - 75% of the lease hire under the existing charter agreements for West Linus and West Hercules for the same period. With regards to the third rig, West Taurus, the lease has been rejected by the court and the rig will be redelivered to SFL within approximately three months. This rig is debt free and has been held in layup by Seadrill for more than five years. SFL is currently evaluating strategic alternatives for this rig, including potential recycling at an EU approved recycling facility.

Please also refer to Risk Factor regarding The failure of the charterers of our drilling rigs to meet their obligations to us under our lease agreements, or material change to the terms of such agreements, could have a material adverse effect on our business, financial condition, results of operations and cash flows, ability to pay dividends to our shareholders and compliance with covenants in our credit facilities.

Dividend Reinvestment Plan ("DRIP") and At-the-Market Sales Agreement ("ATM")

In April, 2020, the Board of Directors authorized a renewal of our dividend reinvestment plan, or DRIP, to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned, or other cash amounts, in SFL’s Common Shares on a regular or one time basis, or otherwise. On May 1, 2020, the Company filed a registration statement on Form F-3D (Registration No. 333-237970) to register the sale of up to 10,000,000 Common Shares pursuant to the DRIP. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, we may grant additional share sales to investors, from time to time, up to the amount registered under the plan.

In May 2020, we entered into an equity distribution agreement with BTIG LLC ("BTIG") under which the Company may, from time to time, offer and sell new ordinary shares having aggregate sales proceeds of up to $100.0 million through an ATM.

During the year ended December 31, 2020, we issued and sold 8.4 million shares under these arrangements, total net proceeds of $61.5 million were received.

In January 2021, the Company issued 0.3 million new shares pursuant to the Company's dividend reinvestment plan and At-the-Market Sales Agreement offering.

Authorized Share Capital

At the Annual General Meeting of the Company held in August 2020, a resolution was passed to approve an increase of the Company’s authorized share capital from $2,000,000 divided into 200,000,000 common shares of $0.01 par value each to $3,000,000 divided into 300,000,000 common shares of $0.01 par value each by the authorization of an additional 100,000,000 common shares of $0.01 par value each.

Dividend

On May 20, 2020, the Board of Directors of the Company declared a dividend of $0.25 per share, which was paid in cash on or around June 30, 2020.

On August 18, 2020, the Board of Directors of the Company declared a dividend of $0.25 per share, which was paid in cash on or around September 30, 2020.

On November 12, 2020, the Board of Directors of the Company declared a dividend of $0.15 per share, which will be paid in cash on or around December 30, 2020.

On February 17, 2021, the Board of Directors of the Company declared a dividend of $0.15 per share which will be paid in cash on or around March 30, 2021.

Other Income

In February 2020, we received $19.9 million in settlement of the loan notes which were received following the sale of Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake in 2018. We recognized a gain of $4.4 million in the first quarter of 2020.

On October 20, 2020, Solstad Offshore ASA ("Solstad") held an extraordinary general meeting (“EGM”) to approve its proposed debt restructuring to partly compensate stakeholders for prior losses incurred in connection with their failure to meet obligations on certain loans and lease agreements. SFL received 4.4 million shares in Solstad and cash compensation of NOK10 million ($1.1 million). The shares were subsequently sold by the Company and a gain of $2.6 million on the sale of the shares and the $1.1 million cash compensation were recorded in the Statement of Operations in the year ended December 31, 2020.

In March 2021, the Company received a capital dividend of approximately $8.8 million from ADS Maritime Holding following the sale of its remaining two vessels. Also in March 2021, the Company sold its remaining shares in ADS Maritime Holding for a consideration of approximately $0.8 million.

COVID-19 Pandemic

On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a “public health emergency of international concern.” following the outbreak of a new strain of coronavirus, ("COVID-19"), that was first identified in Wuhan, China in December 2019. The COVID-19 pandemic has reported to have spread to over 100 countries and efforts to stop the spread has caused restrictions on the movement of people and is affecting business operations worldwide including, but not limited to, supply chains, trade, employees (including the risk of sickness and crew change restrictions), travel including port restrictions and border closures, financial markets and commodity prices. The Company’s business could be materially and adversely affected by this pandemic and the Company is unable to reasonably predict the estimated length or severity of the COVID-19 pandemic on future operating results.

In response to the pandemic, many countries, cities, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the pandemic, such as quarantines and travel restrictions. Such measures have caused and will likely continue to cause severe trade disruptions. The extent to which COVID-19 will impact the Company's results of operations and financial condition, including possible vessel impairments, will depend on future developments including new information which may emerge concerning the severity of the virus, any resurgence of the virus, and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time.

B. BUSINESS OVERVIEW

Our Business Strategies

Our primary objectives are to profitably grow our business and increase long-term distributable cash flow per share by pursuing the following strategies:

(1)Expand our asset base.  We have increased, and intend to further increase, the size of our asset base through timely and selective acquisitions of additional assets and businesses that we believe will be accretive to long-term distributable cash flow per share. We will seek to expand our asset base through various transactions including, placing newbuilding orders, acquiring second-hand vessels and entering into medium or long-term charter arrangements. We also make financial investments or provide loans secured by vessels, rigs and or other assets in the wider maritime industry. From time to time we may also acquire vessels with no or limited initial charter coverage. We believe that by entering into newbuilding contracts or acquiring second-hand vessels or rigs we can provide for long-term growth of our assets. We may also seek new investment opportunities, including technologies and assets with a positive impact on the environment with an overall aim of reducing the Company’s carbon footprint in line with the UN sustainable development goals.

(2)Diversify our asset base.  Since 2004, we have diversified our asset base and now have the following asset types, which comprise crude oil tankers, chemical tankers, oil product tankers, container vessels, car carriers, dry bulk carriers, jack-up drilling rigs and ultra-deepwater drilling units. We believe that there are other attractive markets that could provide us with the opportunity to further diversify our asset base. These markets include vessels and other assets that are of long-term strategic importance to certain operators in the shipping and offshore industries. We believe that the expertise and relationships of our management, together with our relationship and affiliation with Mr. John Fredriksen, could provide us with incremental opportunities to expand our asset base.

(3)Expand and diversify our customer relationships.  Since 2004, we have increased our customer base from one to more than 10 customers. Of these long term customers, Frontline Shipping, Seadrill and Golden Ocean are related parties. We intend to continue to expand our relationships with our existing customers and also to add new customers, as companies servicing the international shipping and offshore oil exploration markets continue to expand their use of chartered-in assets to add capacity.

(4)Pursue medium to long-term fixed-rate charters.  We intend to continue to pursue medium to long-term fixed rate charters, which provide us with stable future cash flows.  Our customers typically employ long-term charters for strategic expansion as most of their assets are typically of strategic importance to certain operating pools, established trade routes or dedicated oil-field installations. We believe that we will be well positioned to participate in their growth. In addition, we will also seek to enter into charter agreements that are shorter and provide for profit sharing, so that we can generate incremental revenue and share in the upside during strong markets.

Customers

As at March 22, 2021, our customers includes, among others, Frontline Shipping Limited (“Frontline Shipping”), Seadrill Limited (“Seadrill”), Golden Ocean Group Limited (“Golden Ocean”), SC Shipping (Shanghai) Co. Ltd (“SC Shipping”), Hyundai Glovis Co. Ltd. (“Hyundai Glovis”), Sinotrans Shipping Limited (“Sinotrans”), Maersk A/S (“Maersk”), Maersk Sealand Pte Ltd, MSC Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. (“MSC”), Phillips 66 Company (“Phillips 66”), Landbridge Group Co. Ltd and its subsidiaries (“Landbridge”) and Evergreen Marine Corporation (Taiwan) Ltd. and its affiliate Evergreen Marine (Singapore) Pte Ltd (“Evergreen”).

In the year ended December 31, 2020, Frontline Shipping accounted for 6% of our consolidated operating revenues (2019: 4%, 2018: 8%). In the year ended December 31, 2020, we had eight Capesize dry bulk carriers leased to a subsidiary of Golden Ocean which accounted for approximately 11% of our consolidated operating revenues (2019: 11%, 2018: 13%).

We also earned income from 32 container vessels on long-term bareboat charters to MSC, which accounted for approximately 13% of our consolidated operating revenues in the year ended December 31, 2020 (2019: 14%, 2018: 11%).

We had 12 container vessels on long-term time charters to Maersk at December 31, 2020, which accounted for approximately 29% of our consolidated operating revenues (2019: 30%; 2018: 27%).

We also had four container vessels on time charter to Evergreen Marine Corp., which accounted for approximately 15% of our consolidated operating revenues in the year ended December 31, 2020 (2019: 14%, 2018: 10%).

Our income earned from Seadrill was partly earned from drilling units leased to Seadrill through three wholly owned subsidiaries which were accounted for using the equity method. In October 2020, two of the three subsidiaries were consolidated. (See details in risk factors and history and developments above). In the year ended December 31, 2020, income from associated companies accounted for 7.2% of our net loss (2019: 35.0% of net income, 2018: 39.1% of net income). Also, in the year ended December 31, 2020, revenue from subsidiaries that were consolidated from October 2020 and leased to Seadrill, accounted for approximately 1% of our consolidated operating revenues (2019: 0%, 2018: 0%).

Competition

We currently operate in several sectors of the maritime, shipping and offshore industry, including oil transportation, dry bulk shipments, chemical transportation, oil products transportation, container transportation, car transportation and drilling rigs.

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

Our jack-up drilling rig and one of our ultra-deepwater drilling units are sub-chartered out on long-term charters to oil majors. Jack-up drilling rigs and ultra-deepwater drilling units are normally chartered by oil companies on a shorter-term basis linked to area-specific well drilling or oil exploration activities, but there have also been longer period charters available when oil companies want to cover their longer term requirements for such rigs. Ultra-deepwater semi-submersible drilling rigs are self-propelled, and can therefore easily move between geographic areas. Jack-up drilling rigs are not self-propelled, but it is common to move these assets over long distances on heavy-lift vessels. Therefore, the markets and competition for these rigs are effectively world-wide.

Competition for charters in all the above sectors is intense and is based upon price, location, size, age, condition and acceptability of the vessel/rig and its technical and commercial managers. Competition is also affected by the availability of other sized vessels/rigs to compete in the trades in which we engage. Most of our existing vessels are chartered at fixed rates on a long-term basis and are thus not directly affected by competition in the short-term. However, tankers chartered to Frontline Shipping and dry bulk carriers chartered to the Golden Ocean Charterer are subject to profit sharing agreements, which will be affected by competition experienced by the charterers.

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

Flag State

The flag state, as defined by the United Nations Convention on the Law of the Sea, is responsible for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The "Shipping Industry Guidelines on Flag State Performance" evaluates flag states based on factors such as ratification, implementation and enforcement of principal international maritime treaties, supervision of surveys, compliance with International Labour Organization reporting, and participation at IMO meetings. Our vessels are flagged in Liberia, the Marshall Islands, Panama, Hong Kong, Portugal and Norway.

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

In 2012, IMO's Marine Environmental Protection Committee, or the "MEPC" adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk, or the “IBC Code.” The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014 and took effect on January 1, 2021, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.

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

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020. These regulations subject ocean-going vessels to stringent emission controls, and may cause us to incur substantial costs.

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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 may be adopted at the MEPC 76 session, to be held during 2021.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 72, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments are expected to enter into force on June 1, 2022.

Once mid-ocean exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

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

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. These amendments may be formally adopted at MEPC 76 in 2021.

We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, March 22, 2021, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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
(iii)    loss of subsistence use of natural resources that are injured, destroyed or lost;
(iv)    net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. The effects of these proposals and changes are currently unknown, and recently, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule,” which replaces the rule published on October 22, 2019, and redefines “waters of the United States.” This rule became effective on June 22, 2020, although the effective date has been stayed in at least one U.S. state pursuant to court order. The effect of this rule is currently unknown.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union's carbon market from 2022. This will require shipowners to buy permits to cover these emissions. Contingent on another formal approval vote, specific regulations are forthcoming and are expected to be proposed by 2021.

International Labour Organization

The International Labour Organization (the "ILO") is a specialized agency of the UN that has adopted the Maritime Labour Convention 2006 ("MLC 2006"). A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021.

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

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union's carbon market are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

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
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example:
•on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;
•on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
•the development of vessel security plans;
•ship identification number to be permanently marked on a vessel’s hull;
•a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and
•compliance with flag state security certification requirements.

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

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be carry out a bottom survey every 30 to 36 months for inspection of the underwater parts of the vessel as dictated by statutory and class regulations. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

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

Seasonality

A large part of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Our tankers on charter to Frontline Shipping and our dry bulk carriers on charter to the Golden Ocean Charterer are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. We also have ten dry bulk carriers and two Suezmax tankers trading in the spot or short term time charter market, and the effects of seasonality may affect the earnings of these vessels. Following scrubber installations on seven container vessels on charter to Maersk, the agreements were amended to include sharing of fuel cost savings with Maersk. Scrubber installations on two VLCCs to Frontline, seven Capesize bulkers to Golden Ocean and two Suezmax tankers will potentially lead to fuel cost savings affecting earnings and profit share. The fuel savings will depend on the price difference between IMO compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers.

C. ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D. PROPERTY, PLANTS AND EQUIPMENT

We own a substantially modern fleet of vessels. The following table sets forth the fleet that we own or charter-in including those in our associated companies as of March 22, 2021. All of the VLCCs, Suezmax tankers, product tankers and chemical tankers are double-hull vessels.

	Approximate			Lease	Charter Termination
Vessel	Built	Capacity	Flag	Classification *	Date*
VLCCs
Front Energy	2004	305,000 Dwt	MI	Direct Financing	2027
Front Force	2004	305,000 Dwt	MI	Direct Financing	2027
Landbridge Wisdom	2020	308,000 Dwt	HK	Leaseback assets	2027	(1)

Suezmaxes
Glorycrown	2009	156,000 Dwt	MI	n/a	n/a	(2)
Everbright	2010	156,000 Dwt	MI	n/a	n/a	(2)

Capesize Dry Bulk Carriers
Belgravia	2009	170,000 Dwt	MI	Operating	2025	(1)
Battersea	2009	170,000 Dwt	MI	Operating	2025	(1)
Golden Magnum	2009	180,000 Dwt	HK	Operating	2025	(1)
Golden Beijing	2010	176,000 Dwt	HK	Operating	2025	(1)
Golden Future	2010	176,000 Dwt	HK	Operating	2025	(1)
Golden Zhejiang	2010	176,000 Dwt	HK	Operating	2025	(1)
Golden Zhoushan	2011	176,000 Dwt	HK	Operating	2025	(1)
KSL China	2013	180,000 Dwt	MI	Operating	2025	(1)

Kamsarmax Dry Bulk Carriers
Sinochart Beijing	2012	82,000 Dwt	HK	Operating	2022
Min Sheng 1	2012	82,000 Dwt	HK	Operating	2022

Handysize Dry Bulk Carriers
SFL Spey	2011	34,000 Dwt	HK	n/a	n/a	(2)
SFL Medway	2011	34,000 Dwt	HK	n/a	n/a	(2)
SFL Trent	2012	34,000 Dwt	HK	n/a	n/a	(2)
SFL Kent	2012	34,000 Dwt	HK	n/a	n/a	(2)
SFL Tyne	2012	32,000 Dwt	HK	n/a	n/a	(2)
SFL Clyde	2012	32,000 Dwt	HK	n/a	n/a	(2)
SFL Dee	2013	32,000 Dwt	HK	n/a	n/a	(2)

Product Tankers
SFL Trinity	2017	114,000 Dwt	MI	Operating	2024
SFL Sabine	2017	114,000 Dwt	MI	Operating	2024

Chemical Tankers
Maria Victoria V	2008	17,000 Dwt	PAN	Operating	2021	(1)
SC Guangzhou	2008	17,000 Dwt	PAN	Operating	2021	(1)

Container vessels
MSC Margarita	2002	5,800 TEU	LIB	Sales Type	2024	(1) (5)
MSC Vidhi	2001	5,800 TEU	LIB	Sales Type	2024	(1) (5)
MSC Vaishnavi R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Julia R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Arushi R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Katya R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Anisha R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Vidisha R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Zlata R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Alice	2003	1,700 TEU	LIB	Sales Type	2022	(1)
Asian Ace	2005	1,700 TEU	LIB	Operating	2022
Green Ace	2005	1,700 TEU	LIB	Operating	2021
San Felipe	2014	8,700 TEU	MI	Operating	2024
San Felix	2014	8,700 TEU	MI	Operating	2024
San Fernando	2015	8,700 TEU	MI	Operating	2025
San Francisca	2015	8,700 TEU	MI	Operating	2025
Maersk Sarat	2015	9,500 TEU	LIB	Operating	2024
Maersk Skarstind	2016	9,500 TEU	LIB	Operating	2024
Maersk Shivling	2016	9,300 TEU	LIB	Operating	2024
MSC Anna	2016	19,200 TEU	LIB	Direct Financing	2031	(1) (3)
MSC Viviana	2017	19,200 TEU	LIB	Direct Financing	2032	(1) (3)
MSC Alabama	1996	3,424 TEU	PAN	Direct Financing	2025	(1)
MSC Alyssa	2001	4,354 TEU	PAN	Direct Financing	2025	(1)
MSC Belle	1998	1,098 TEU	PAN	Direct Financing	2025	(1)
MSC Caitlin	1998	1,733 TEU	LIB	Direct Financing	2025	(1)
MSC Edith	1998	1,733 TEU	LIB	Direct Financing	2025	(1)
MSC Erminia	1993	3,720 TEU	PAN	Direct Financing	2025	(1)
MSC Giannina	1997	2,061 TEU	PT	Direct Financing	2025	(1)
MSC Himanshi	1997	2,072 TEU	LIB	Direct Financing	2025	(1)
MSC Japan	1996	3,424 TEU	PAN	Direct Financing	2025	(1)
MSC Jemima	1994	2,394 TEU	PAN	Direct Financing	2025	(1)
MSC Korea	1996	3,424 TEU	PAN	Direct Financing	2025	(1)
MSC Mandy	1993	3,007 TEU	PAN	Direct Financing	2025	(1)
MSC Nilgun	1994	2,394 TEU	PAN	Direct Financing	2025	(1)
MSC Rossella	1993	3,502 TEU	PAN	Direct Financing	2025	(1)
MSC Santhya	1991	3,005 TEU	PAN	Direct Financing	2025	(1)
Thalassa Axia	2014	13,800 TEU	LIB	Operating	2024	(6)
Thalassa Doxa	2014	13,800 TEU	LIB	Operating	2024	(6)
Thalassa Mana	2014	13,800 TEU	LIB	Operating	2024	(6)
Thalassa Tyhi	2014	13,800 TEU	LIB	Operating	2024	(6)
Cap San Vincent	2015	10,600 TEU	MI	Operating	2024	(1) (4)
Cap San Lazaro	2015	10,600 TEU	MI	Operating	2024	(1) (4)
Cap San Juan	2015	10,600 TEU	MI	Operating	2024	(1) (4)
MSC Erica	2016	19,400 TEU	LIB	Direct Financing	2033	(1) (3)
MSC Reef	2016	19,400 TEU	LIB	Direct Financing	2033	(1) (3)
MSC England	2001	4,132 TEU	LIB	Leaseback assets	2025	(1)

MSC Sarah	2000	4,400 TEU	LIB	Leaseback assets	2025	(1)
MSC Positano	1997	2,456 TEU	LIB	Leaseback assets	2025	(1)

Car Carriers
SFL Composer	2005	6,500 CEU	HK	Operating	2021	(2)
SFL Conductor	2006	6,500 CEU	PAN	Operating	2021	(2)

Jack-Up Drilling Rigs
West Linus	2014	450 ft	NOR	Direct Financing	2029	(1) (8)

Ultra-Deepwater Drill Units
West Hercules	2008	10,000 ft	PAN	Direct Financing	2024	(1) (8)
West Taurus	2008	10,000 ft	PAN	n/a	n/a	(1) (8)

Supramax Dry Bulk Carriers
SFL Hudson	2009	57,000 Dwt	MI	n/a	n/a	(2)
SFL Yukon	2010	57,000 Dwt	HK	n/a	n/a	(2)
SFL Sara	2011	57,000 Dwt	HK	n/a	n/a	(2)
SFL Kate	2011	57,000 Dwt	HK	Operating	2021
SFL Humber	2012	57,000 Dwt	HK	Operating	2022

Key to Flags: HK – Hong Kong, LIB – Liberia, MI – Marshall Islands, PAN – Panama, PT – Portugal, NOR – Norway.

Notes:
(1)Charterer has purchase options or obligations during the term or at the end of the charter.
(2)Currently employed on a short-term charter or trading in the spot market.
(3)Vessel chartered-in and out on direct financing leases and included in associated companies.
(4)Vessel chartered-in as finance leases and out as operating leases.
(5)These vessels were extended in 2019 and lease classification changed from operating leases to sales type leases.
(6)Extended in 2020. Charterer has 18 months extension option.
(7)These vessels were extended in 2020 and lease classification changed from operating leases to sales type leases.
(8)These rigs are chartered to subsidiaries of Seadrill. In February 2021, Seadrill and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas. Therefore, the leases are subject to amendments. See Risk factors and Item 4 above.

*as at December 31, 2020.

Substantially, all of our owned vessels and rigs are pledged under mortgages, excluding three 1,700 TEU container vessels, two chemical tankers and one ultra deepwater drilling rig.

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

A. OPERATING RESULTS

Overview
Following our spin-off from Frontline and the purchase of our original fleet in 2004, we have established ourselves as a leading international maritime asset-owning company with a large and diverse asset base across the maritime and offshore industries. A full fleet list is provided in Item 4D "Information on the Company" showing the assets that we currently own and charter to our customers.

Fleet Development

The following table summarizes the development of our active fleet of vessels, including four chartered-in container vessels that are included in our associated companies and seven container vessels financed through sale and leaseback transactions:

	Total fleet	Additions/ Disposals		Total fleet	Additions/ Disposals		Total fleet
Vessel type	December 31, 2018	2019		December 31, 2019	2020		December 31, 2020
Oil Tankers	5	+3		8	+1	-4	5
Chemical tankers	2			2			2
Dry bulk carriers	22			22			22
Container vessels	45	+3		48			48
Car carriers	2			2			2
Jack-up drilling rigs	1			1			1
Ultra-deepwater drill units	2			2			2
Offshore support vessels	5			5		-5	—
Product tankers	2			2			2

Total Active Fleet	86	+6	—	92	+1	-9	84

There have not been any deliveries or disposals that have taken place or are scheduled to take place between January 1, 2021 and March 22, 2021.

Factors Affecting Our Current and Future Results

Principal factors that have affected our results since 2004, and are expected to affect our future results of operations and financial position, include:

•the earnings of our vessels under time charters and bareboat charters to Frontline Shipping, the Seadrill Charterers, the Golden Ocean Charterer and other charterers;
•the earnings of our vessels under short term charter or trading in the spot market impacted by freight market conditions;
•the amount we receive under the profit sharing arrangements with Frontline Shipping, the Golden Ocean Charterer, and sharing arrangements on fuel cost savings with Maersk;
•the earnings and expenses related to any additional vessels that we acquire;
•earnings from the sale of assets and termination of charters;
•vessel management fees and operating expenses;
•vessel impairments;
•administrative expenses;
•interest expenses;
•mark-to-market movements on investment in equity securities; and
•mark-to-market movements on derivative financial instruments

Revenues

As discussed above, Frontline Shipping was our principal customer when we were spun-off from Frontline in 2004. Since then, we have increased our customer base from one to more than 10 customers including related parties Frontline Shipping, Seadrill and Golden Ocean. In the year ended December 31, 2020, Frontline Shipping accounted for approximately 6% of our consolidated operating revenues (2019: 4%, 2018: 8%). In the year ended December 31, 2020, we had eight Capesize dry bulk carriers leased to a subsidiary of Golden Ocean which accounted for approximately 11% of our consolidated operating revenues (2019: 11%, 2018: 13%). Also, in the year ended December 31, 2020, we had two drilling units consolidated from October 2020 and leased to Seadrill which accounted for approximately 1% of our consolidated operating revenues (2019: 0%, 2018: 0%).

In the year ended December 31, 2020, we earned income on 32 container vessels on long-term bareboat charters to MSC, an unrelated party, four of which were sold on December 31, 2020 as part of the sale of 50.1% of River Box, which accounted for approximately 13% of our consolidated operating revenues (2019: 14%, 2018: 11%).

We had 12 container vessels on long-term time charters to Maersk at December 31, 2020, which accounted for approximately 29% of our consolidated operating revenues (2019: 30%, 2018: 27%).

We also had four container vessels on time charter to Evergreen Marine Corp., which accounted for approximately 15% of our consolidated operating revenues in the year ended December 31, 2020 (2019: 14%, 2018: 10%).

Our revenues arise primarily from our long-term, fixed-rate charters and as shown in Results of Operations below the majority of our income is derived from time charter income, however we also have finance lease interest and service income, and bareboat charter income from operating leases.

Our future earnings are dependent upon the continuation of existing lease arrangements and our continued investment in new lease arrangements. Future earnings may be significantly affected by the sale of vessels or a default by counterparties under our chartering agreements. Investments and sales which have affected our earnings since January 1, 2020, are listed in Item 4 above under acquisitions and disposals. Some of our lease arrangements contain purchase options which, if exercised by our charterers, will affect our future leasing revenues.

In 2013, we began to derive income from voyage charters. Currently, we have ten dry bulk carriers and two Suezmax tankers trading in the spot or short-term time charter market, where the effects of seasonality may affect the earnings of these vessels.

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

In May 2019 and March 2020, we agreed to extend the charters with Maersk on the four 8,700 TEU container vessels (San Felipe, San Felix, San Francisca and San Fernando) and three 9,300 to 9,500 TEU Container vessels (Maersk Sarat, Maersk Skarstind and Maersk Shivling). The initial periods of the charters were extended for all vessels at a revised charter hire. As part of the charter agreement, we agreed to finance the scrubbers to be installed on these vessels and receive a share of the cost savings achieved by the charterer on fuel price from using the scrubbers.

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

In addition to the two vessels on charter to Frontline Shipping and the eight vessels on charter to Golden Ocean Charterer, we also have 16 container vessels, two car carriers, four dry bulk carriers and two product tankers employed on time charters, and two Suezmax tankers and ten dry bulk carriers employed in the spot or short term time charter market. We have outsourced the technical management for these vessels and we pay operating expenses for the vessels as they are incurred. Operating expenses include mainly crew costs, repairs and maintenance, spares and supplies, insurance, management fees and drydocking.

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

Mark-to-Market Movements on investment in equity securities

We hold investments in shares consisting of approximately 1.4 million shares in Frontline listed on the New York Stock Exchange (“NYSE”), 1.3 million shares in NorAm Drilling Company AS (“NorAm Drilling”) traded in the Norwegian Over the Counter market ("OTC"). We also held approximately 4.0 million shares in ADS Maritime Holding Plc. ("ADS Maritime Holding"), listed on the Merkur Market at the Oslo Stock Exchange which were sold in March 2021 (See note 29: Subsequent Events). Upon the adoption of ASU 2016-01 from January 2018, we recognize any changes in the fair value of these equity investments in the statement of operations.

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

Equity in earnings of associated companies

Our income earned from Seadrill is through three wholly owned subsidiaries which are accounted for using the equity method, that lease drilling units to subsidiaries of Seadrill. In October, 2020, two of the wholly owned subsidiaries accounted for as associates, SFL Linus and SFL Deepwater, ceased to be accounted for as associates and become consolidated. In the year ended December 31, 2020, income from associated companies accounted for 7.2% of our net loss (2019: 35.0% of net income, 2018: 39.1% of net income).

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

We generate our revenues from the charter hire of our vessels and offshore related assets, and freight billings. Revenues are generated from time charter hire, bareboat charter hire, direct financing lease interest income, sales-type lease interest income, leaseback assets interest income, direct financing lease service revenues, profit sharing arrangements, voyage charters and other freight billings.

In a time charter voyage, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports called on, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer and carries only lawful or non-hazardous cargo. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubrication oils ("lubes") and other costs relevant to operating the vessel. The charterer bears the voyage related costs such as bunker expenses, port charges, canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. The time charter contracts are either operating or direct financing or sales-type leases. Where time charters and bareboat charters are considered operating leases revenues are recorded over the term of the charter as a service is provided. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

Rental payments from direct financing and sales-type leases and leaseback assets are allocated between service revenues, if applicable, interest income and capital repayments. The amount allocated to lease service revenue is based on the estimated fair value, at the time of entering the lease agreement, of the services provided which consist of ship management and operating services.

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

During 2019 and 2020, the charter agreements relating to seven containerships chartered to Maersk on a time charter basis were amended after we agreed to install scrubbers on the vessels. As part of the charter agreement, we expect to receive a share of the fuel savings.The fuel savings will depend on the price difference between IMO compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers.

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

Where an asset is subject to an operating lease that includes fixed price purchase options, the projected net book value of the asset is compared to the option price at the various option dates. If any option price is less than the projected net book value at an option date, the initial depreciation schedule is amended so that the carrying value of the asset is written down on a straight line basis to the option price at the option date. If the option is not exercised, this process is repeated so as to amortize the remaining carrying value, on a straight line basis, to the estimated scrap recycling value or the option price at the next option date, as appropriate.

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

Vessels and Equipment under Finance lease

We charter-in certain vessels and equipment under leasing agreements. Leases of vessels and equipment, where we have substantially all the risks and rewards of ownership, are classified as "vessels under finance lease", with corresponding finance lease liabilities recorded.

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

Depreciation of vessels and equipment under finance lease is included within "Depreciation" in the consolidated statement of operations. Vessels and equipment under finance lease are depreciated on a straight-line basis over the vessels' remaining economic useful lives or on a straight-line basis over the term of the lease. The method applied is determined by the criteria by which the lease has been assessed to be a finance lease.

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

The Company adopted ASC 842 Leases on January 1, 2019 (which replaced ASC 840 Leases) using the modified retrospective transition approach, which allows the Company to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate our comparative prior year periods. The Company elected the package of practical expedients applied to all of its leases (including those for which it is a lessee and lessor) that permit it not to (i) reassess whether any expired or existing contracts are or contain leases; (ii) reassess the lease classification for any expired or existing leases , (iii) reassess initial direct costs for any existing leases and (iv) to not separate lease and non-lease components of lease revenue. Furthermore, the Company has not elected the practical expedient to use hindsight when determining the lease term.

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

There is a degree of uncertainty involved in the estimation of the unguaranteed residual values of assets leased under both operating and direct financing or sales-type leases. Global effects of supply and demand for oil and other cargoes, and changes in international government regulations cause volatility in the spot market for second-hand vessels. Where assets are held until the end of their useful lives the unguaranteed residual value (i.e. scrap recycling value) will fluctuate with the price of steel and any changes in laws related to the ship recycling process, commonly known as ship breaking.

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

Leaseback assets
From January 1, 2019, any vessels purchased and leased back to the same party are evaluated under ASC 842. If control is deemed not to have passed to us as purchaser, due for example to the lessee having purchase options, the transaction is accounted for under ASC 310 where the purchase price paid is accounted for as loan receivable and described as a leaseback asset. Interest income is recognised on the aggregate loan receivable based on the imputed interest rate and the part of the rental income received is allocated as a reduction of the vessel loan balance.

Any purchase and leaseback transactions entered into before January 1, 2019, were accounted for as leases under ASC 840 and no changes have been made as we applied the practical expedients in ASC 842.

Fixed Price Purchase Options
Where an asset is subject to an operating lease that includes fixed price purchase options, the projected net book value of the asset is compared to the option price at the various option dates. If any option price is less than the projected net book value at an option date, the initial depreciation schedule is amended so that the carrying value of the asset is written down on a straight line basis to the option price at the option date. If the option is not exercised, this process is repeated so as to amortize the remaining carrying value, on a straight line basis, to the estimated scrap recycling value or the option price at the next option date, as appropriate.

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

In 2018, reviews of the carrying value of long-lived assets indicated that five offshore support vessels and four VLCCs were impaired, and charges were taken against these assets. In 2019, reviews of the carrying value of long-lived assets indicated that five offshore support vessels and the two feeder size container vessels were impaired, and charges were taken against these assets. In 2020, reviews of the carrying value of long-lived assets indicated that seven Handysize bulk carriers and one drilling unit were impaired, and charges were taken against these assets.

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

At December 31, 2020, we owned 73 vessels and rigs, including the one ultra-deepwater drilling unit which is owned by our wholly owned equity accounted subsidiary. The aggregate carrying value of these 73 assets at December 31, 2020, was $2.2 billion, as summarized in the table below. The table is presented in the context of the markets in which the vessels operate, with crude oil tankers, oil product tankers and chemical tankers grouped together under "Tanker vessels", container vessels and car carriers grouped together under "Liners" and jack-up drilling rigs and ultra-deepwater drilling units grouped together under "Offshore units".

		Aggregate carrying value at
	Number of	December 31, 2020
	owned vessels	($ millions)
Tanker vessels (1)	9	350
Dry bulk carriers (2)	22	416
Liners (3)	39	789
Offshore units (4)	3	635
	73	2,190

(1)Includes eight vessels with an aggregate carrying value of $287 million, which we believe exceeds their aggregate charter-free market value by approximately $68 million and one vessel with a carrying value of $62 million which we believe is approximately $21 million less than its charter-free market value.

(2)Includes 22 vessels with an aggregate carrying value of $416 million, which we believe exceeds their aggregate charter-free market value by approximately $126 million and no vessels with an aggregate carrying value which we believe is less than aggregate charter-free market value.
(3)Includes 10 vessels with an aggregate carrying value of $536 million, which we believe exceeds their aggregate charter-free market value by approximately $22 million, and 29 vessels with an aggregate carrying value of $253 million, which we believe is approximately $53 million less than their aggregate charter-free market value.
(4)Includes one unit with a net carrying value of $358 million, which we believe exceeds its charter-free market value by approximately $62 million, and two units with an aggregate carrying value of $277 million, which we believe is approximately $100 million less than their aggregate charter-free market value.

The above aggregate carrying value of $2.2 billion at December 31, 2020, is made up of (a) $678 million investments in direct finance leases (excluding the chartered-in container vessels MSC Anna, MSC Viviana, MSC Erica and MSC Reef), (b) $1,241 million vessels and equipment (excluding seven container vessels included in vessels under finance lease), (c) $272 million carrying value of one ultra-deepwater drilling unit owned by an equity accounted subsidiary.

Finance Lease liabilities
We charter-in certain vessels and equipment under leasing agreements. Leases of vessels and equipment, where we have substantially all the risks and rewards of ownership, are classified as finance lease assets, with corresponding finance lease liabilities recorded. Finance lease assets are capitalized at the commencement of the lease at the lower between the fair value of the leased asset and the present value of the minimum lease payments. Each lease payment is allocated between liability and finance charges to achieve a constant rate on the capital balance outstanding. The interest element of the capital cost is charged to the Consolidated Statement of Operations over the lease period.

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

Allowance for expected credit losses
The balances recorded in respect of Trade receivables, Other receivables, Related party receivables, Other long term assets and Investments in sales-type leases, direct financing leases and leaseback assets reflect the risk that our customers may fail to meet their payment obligations and the risk that the underlying asset value of the vessels and rigs could be less than the unguaranteed residual value.

The Company estimates the expected risk of loss over the remaining life using a probability of default and net exposure analysis. The probability of default is estimated based on historical cumulative default data, adjusted for current conditions of similarly risk-rated counterparties over the contractual term. The net exposure is estimated based on the exposure, net of the estimated value of the underlying vessels and rigs in the instance of Investments in sales-type leases, direct financing leases and leaseback assets, over the contractual term.

Current expected credit loss provisions are classified as expenses in the Consolidated Statement of Operations, with a corresponding allowance for credit loss amount reported as a reduction in the related balance sheet amount of Trade receivables, Other receivables, Related party receivables, Other long term assets and Investments in sales-type leases, direct financing leases and leaseback assets. Partial or full recoveries of amounts previously written off are generally recognized as a reduction in the provision for credit losses.

Recent accounting pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. ASC 848 provided temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to reduce the financial reporting burden in light of the market transition from London Interbank Offered Rates (“LIBOR”) and other reference interest rates to alternative reference rates. Under ASC 848, companies can elect not to apply certain modification accounting requirements to contracts affected by reference rate reform if certain criteria are met. An entity that makes this election would not be required to remeasure the contracts at the modification date or reassess a previous accounting determination. The amendments of ASC 848 apply only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. In January 2021, the FASB issued ASU 2021-01, which clarified the scope of Topic 848 in relation to derivative instruments and contract modifications. The amendments in these updates are elective and are subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in these updates are effective for all entities since March 12, 2020 through to December 31, 2022. The Company has determined that the reference rate reform will impact its floating rate debt facilities and interest rate swaps contracts. The Company expects to take advantage of the expedients and exceptions for applying GAAP provided by the updates when LIBOR is discontinued and replaced with alternative reference rates.

In August 2020, the FASB issued ASU No. 2020-06, "Accounting for Convertible Instruments and Contracts in an Entity's Own Equity" ("ASU 2020-06"). This new standard changes the accounting and measurement of convertible instruments. It eliminates the treasury stock method for convertible instruments and requires application of the “if-converted” method for certain agreements. This standard is effective for the Company beginning January 1, 2022. The Company is currently evaluating the impact of ASU 2020-06 on its interest expense and earnings (loss) per share calculation under the "if-converted" method related to its convertible debt.

Market Overview

The Oil Tanker Market

According to industry sources, the crude tanker freight market experienced volatility during the last decade. During 2020 we continued to see volatile markets with short terms spikes in earnings followed by a period of easing rates. The average spot charter rates for VLCCs was approximately $53,100 per vessel per day (or $58,750 per day for scrubber fitted vessels) in 2020, an increase from $41,400 per day in 2019. In 2018 the average spot charter rates for VLCCs was approximately $15,600 per day. The tanker market eased back in early 2020 after a strong fourth quarter 2019, however saw significant increase to historically high levels during March-April 2020 as a result of impacts from COVID-19 and a fall in oil prices resulting in high oil output and demand for floating storage. Suezmax tanker spot rates were very much in line with previous year, with average spot rates at approximately $30,200 (or $33,200 per day for scrubber fitted vessels) compared to $31,600 per day for 2019.

Overall, tonnage demand for crude tankers saw a fall in demand of 5.4% in 2020, compared to a fall in demand of 1.1% in 2019. However, on the supply side, crude oil tanker capacity increased by 1.1% in 2020, compared to a 4.0% growth in 2019.

According to industry sources, at the end of 2020 the total order book for new VLCCs and Suezmax tankers consisted, respectively, of 79 vessels and 61 vessels, representing approximately 9% and 10% of the existing fleet.

The oil tanker market remains highly uncertain with continued negative effects from the COVID-19 outbreak anticipated to impact the tanker market during 2021.

The Dry Bulk Shipping Market

According to industry sources, the dry bulk shipping market experienced volatile market conditions with both challenging conditions and significant impact and volatility as a result of the COVID-19 pandemic outbreak during 2020. Fleet capacity increased by approximately 3.8%, while tonnage demand only increased by an estimated 0.1%. At the start of 2021, industry sources estimated that Seaborne dry bulk trade was projected to grow by 3.7% in tonne-miles in 2021. This is less than the projected fleet capacity growth of 2.6%. A number of risk factors are a cause for concern including seasonal trends, disruptions to iron ore output and concerns over the continued COVID-19 which is anticipated to significantly impact the dry bulk shipping market, also during 2021.

According to industry sources, the average one-year time charter rates during 2020 for a 180,000 dwt Capesize, a 58,000 dwt Supramax and a 38,000 dwt Handy size dry bulk carrier were, respectively $14,800 per day ($16,500 per day for an eco-vessel), $9,800 per day and $9,200 per day, representing a decrease from 2019 of 15%, 9% and 6%, respectively.

During the year, according to industry sources, contracting for newbuilding dry bulk carriers decreased to 13.5 million dwt from 32.0 million dwt in 2019, while deliveries of new vessels amounted to 48.6 million dwt and recycling removed 14.9 million dwt. Thus, fleet capacity increased by 33.2 million dwt, equivalent to approximately 3.8% of the total fleet size year on year. During December 2020, the total order book for new dry bulk carriers was 55.8 million dwt, equivalent to 6% of the existing fleet.

According to industry sources, the Capesize spot rates for 2020 remained typically volatile, averaging approximately $15,000 per day (or $16,500 for an eco-vessel) in December compared with approximately $20,300 per day in December 2019.
The Freight Liner Market (Containerships and Car Carriers)

According to industry sources, the container charter market experienced volatility in 2020 with major improvements in container box shipping markets during the second half of 2020 after severe negative impacts during the first half of 2020 as a result of the Covid-19 pandemic. A recovery of volumes during the second half of 2020 combined with logistical disruptions resulted in increasing box freight rates and containership earnings. Market uncertainties continue, with the global Covid-19 outbreak, however near term, the container market sentiment and outlook remain positive.

According to industry sources, global container trade (TEU-miles) is estimated to have fallen by 1.1% in 2020 across the full year, as the Covid-19 pandemic caused disruption to the world economy, consumer activity, global supply chains and collapse in volumes during second quarter of 2020. Since then, volumes have rebounded with robust volume growth during the second half of 2020.

According to industry sources, containership fleet capacity expanded by a total of 2.9% in 2020 compared to 4.0% in 2019. 2020 saw a moderate pace of deliveries. Containerships delivered in the full year 2020, totaled 137 vessels of 0,85 million TEU comparing to 156 vessels of 1.06 million TEU in 2019. Contracting picked up in the fourth quarter of 2020 with 89 vessels of 0.89 million TEU contracted in total during 2020. The order book stood at 305 vessels of 2.4 million TEU at the end of 2020. Following significant number or newbuilding orders placed during the fourth quarter of 2020, there is still uncertainty around the selection of fuel technology.

The ongoing changes in environmental and regulatory requirements continue to play an important role in the sector. At the start of 2021, according to industry sources, a year since the introduction of the IMO 2020 global sulfur cap, the majority of the container fleet has switched to low sulfur fuels. Currently 28% of the fleet capacity is now scrubber fitted.

According to industry sources, seaborne car trade market was one of the markets most significantly impacted by the Covid-19 pandemic. Initial disruption to volumes was significant with a 55% drop in volumes year on year during second quarter of 2020. During the year the car carrier market saw significant downward pressure with many vessels idled, laid up and sold for recycling. In fourth quarter the market saw increasing activity and a rebound in volumes, however uncertainty remains.

According to industry sources, seaborne car trade on an annualized basis is expected to have contracted by 21% in 2020 to 16.7 million cars, excluding intra-EU. The decline in seaborne car trade volumes follows a decline of 2% in 2019. During the fourth quarter of 2020, the total fleet stood at 756 vessels which totaled 3.93 million CEU of capacity, down 1.6% from the start of 2020.

The Offshore Drilling Market

According to industry sources, the oil price (Brent crude spot) experienced significant volatility during the last decade. The oil price fluctuated from yearly average levels above $100 dollars to below $50 dollars in 2014. The high oil price was attractive to oil and gas companies and prompted them to substantially increase their investment in offshore exploration and development activity, resulting in full utilization and record high day rates for mobile offshore drilling units up until 2014.

According to industry sources, the market for floating drilling rigs has changed drastically over the past six years, with over 100 floating rigs being retired. According to industry sources, the global offshore drilling market showed signs of recovery during 2020 and with oil prices increasing in the second half making an increasing number of offshore projects economically viable.

According to industry sources, at the end of December 2020, 476 offshore rigs were employed under contract compared with 546 rigs employed under contract as per end of 2019.

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

Results of Operations

Year ended December 31, 2020, compared with year ended December 31, 2019

Net loss for the year ended December 31, 2020, was $224.4 million, a decrease of 351.7% from the year ended December 31, 2019.

(in thousands of $)	2020	2019
Total operating revenues	471,047	458,849
Gain/(loss) on sale of assets and termination of charters	2,250	—
Total operating expenses	611,471	321,072
Net operating (loss)/income	(138,174)	137,777
Interest income	13,400	20,064
Interest expense	(135,442)	(145,058)
Gain on purchase of bonds and debt extinguishment	67,533	1,802
Gain on sale of subsidiaries, non-operating	1,894	—
Other non-operating items (net)	(37,922)	57,538
Equity in earnings of associated companies	4,286	17,054
Net (loss)/income	(224,425)	89,177

Net operating loss for the year ended December 31, 2020, was $138.2 million, compared with net operating income of $137.8 million for the year ended December 31, 2019. The negative movement was principally due to higher operating expenses resulting from impairment losses recognized on the carrying value of our long-lived assets due to changes in expected future cash flows following the COVID 19 outbreak. Overall net loss for 2020 compared with 2019 by negative movement of $313.6 million was mainly due to the impairments in net operating expenses and as a result of fair value movements on derivatives and losses on debt and equity securities, partially offset by gains on debt extinguishments.

Two ultra-deepwater drilling units and one harsh environment jack-up drilling rig were accounted for under the equity method during 2020 and 2019. In the fourth quarter of 2020, the two wholly owned subsidiaries owning the drilling rigs West Taurus and West Linus ceased to be accounted for as associates and became consolidated. The operating revenues of the wholly-owned subsidiaries owning these assets are included under "equity in earnings of associated companies" where they are reported net of operating and non-operating expenses, for the periods these are accounted for under the equity method.

Operating revenues

(in thousands of $)	2020	2019
Sales-type leases, direct financing leases and leaseback assets interest income	71,216	60,320
Service revenues from direct financing leases	6,903	9,855
Profit sharing revenues	22,569	5,615
Time charter revenues	320,589	339,151
Bareboat charter revenues	7,863	23,490
Voyage charter revenues	37,287	17,617
Other operating income	4,620	2,801
Total operating revenues	471,047	458,849

Total operating revenues increased by 2.7% in the year ended December 31, 2020, compared with the year ended December 31, 2019.

Sales-type leases, direct financing leases and leaseback assets interest income
Sales-type leases and direct financing leases interest income arises on our crude oil tankers on charter to Frontline Shipping, one of which was sold in 2020, 29 container vessels on charter to MSC, four of which were sold on December 31, 2020 as part of the sale of 50.1% of River Box and one drilling rig on charter to Seadrill. In addition, we have interest income arising from three feeder container vessels from MSC and four VLCCs which are reported as leaseback assets, three of which were sold during 2020.

In general, sales-type leases, direct financing leases and leaseback assets interest income reduces over the terms of our leases; progressively, a lesser or capital proportion of the lease or loan rental payment is allocated to interest income and a greater proportion is treated as repayment of investment in the lease or loan.

The $10.9 million increase in sales-type, direct financing leases and leaseback assets interest income from 2019 to 2020 is mainly a result of the acquisition of three feeder container vessels and three VLCCs in the second half of 2019, and one VLCC in May 2020 which are reported as leaseback assets. In addition, the leases on seven 2002 built 4,100 TEU container vessels which had previously been treated as operating leases were extended in July 2020 and these are now reported as sales type leases, as well as the reporting of a rig-owning subsidiary as sales type lease in the fourth quarter of 2020, previously accounted for using the equity method. This was partially offset by the sale of one VLCC (Front Hakata) in February 2020 which was on charter to Frontline Shipping, the sale of three VLCC leaseback assets (Hunter Atla, Hunter Saga and Hunter Laga) after exercise of purchase options and the termination of the lease of one offshore support vessel previously on charter to a subsidiary of Solstad Offshore.

Service revenues from direct financing leases
The vessels chartered on direct financing leases to Frontline Shipping are leased on time charter terms, whereby we are responsible for the management and operation of such vessels. This has been managed by entering into fixed price agreements with Frontline Management (Bermuda) Ltd. (“Frontline Management”), a subsidiary of Frontline, whereby we pay them management fees of $9,000 per day for each vessel chartered to Frontline Shipping. Accordingly, $9,000 per day is allocated from each time charter payment received from Frontline Shipping to cover lease executory costs, and this is classified as "direct financing lease service revenue". The $3.0 million reduction in finance lease service revenue is due to the sale of one VLCC in February 2020 which was previously on charter to Frontline Shipping.

Profit share revenues
We have a profit sharing arrangement with Frontline Shipping whereby we earn a 50% share of profits earned by the vessels above threshold levels. We earned and recognized profit sharing revenue under this arrangement of $18.6 million in the year ended December 31, 2020 compared with $4.8 million in 2019. The increase is attributable to a more favorable tanker market in 2020.

We also have a profit sharing arrangement related to the eight dry bulk vessels on charter to a subsidiary of Golden Ocean, whereby we earn a 33% share of profits earned by the vessels above threshold levels. In the year ended December 31, 2020, we earned $0.0 million income under this arrangement compared with $0.8 million profit share in 2019, the decrease is attributable to less favorable rates in 2020.

We recorded $3.9 million from a fuel saving arrangement relating to five container vessels on charter to Maersk, following the installation of scrubbers. The Company is entitled to a share of the fuel savings dependent on the price difference between IMO compliant fuel and IMO non-compliant fuel. No fuel saving revenue was earned in the year ended December 31, 2019.

Time charter revenues
During 2020, time charter revenues were earned by 16 container vessels, two car carriers, 22 dry bulk carriers and two oil product tankers. The $18.6 million decrease in time charter revenues in 2020 compared with 2019, was mainly due to one Suezmax tanker which was on time charter during 2019 and was operating on voyage charters in 2020, as well as reduced charterhire on two car carriers and seven container vessels which were off hire when they drydocked for scrubber installations which led to reduced charterhire in the year ended December 31, 2020. This decrease in time charter revenues was partly offset by an increase in charterhire arising from the additional leap year day in 2020 as well as two 1,700 TEU container vessels which had previously been on bareboat charters up until December 2019, commencing time charters in the year ended December 31, 2020.

Bareboat charter revenues
Bareboat charter revenues are earned by our vessels which are leased under operating leases on a bareboat basis. In 2020, this consisted of two chemical tankers. The $15.6 million decrease in bareboat revenue in 2020 compared with 2019, was a result of the reclassification of seven 4,100 TEU container vessels from operating leases to sales-type and direct financing leases following amendments to their charters in March 2020 and the sale of four offshore support vessels in the first quarter of 2020. In addition, the bareboat charters of the two 1,700 TEU container vessels ended in December 2019 and the vessels commenced time charters in 2020.

Voyage charter revenues
Our two Suezmax tankers and three Handysize dry bulk carriers operated on a voyage charter basis during 2020. The $19.7 million increase in voyage charter revenues from 2019 to 2020 is mainly due to an increase in voyage charter revenue from Everbright, which returned to the spot market after the termination of the time charter contract at the end of 2019, as well as higher voyage charter revenues earned by the Handysize dry bulk carriers which sometimes charter on a voyage-by-voyage basis.

Cash flows arising from sales-type leases, direct financing leases and leaseback assets

The following table analyzes our cash flows from the sales-type leases, direct financing leases and leaseback assets with Frontline Shipping, the Solstad Offshore charterer, Seadrill, MSC, Landbridge and Hunter Group during 2020 and 2019, and shows how they are accounted for:

(in thousands of $)	2020	2019
Charterhire payments accounted for as:
Sales-type lease, direct financing lease and leaseback assets interest income	71,216	60,320
Service revenue from direct financing leases	6,903	9,855
Repayments from sales-type leases, direct financing leases and leaseback assets	60,590	44,143
Total direct financing and sales-type lease payments received	138,709	114,318

Gain/(loss) on sale of assets and termination of charters
In 2020 the net gain of $2.3 million arose on the disposal of one crude oil tanker Front Hakata, previously on charter to Frontline Shipping, and five offshore support vessels Sea Cheetah, Sea Jaguar, Sea Halibut, Sea Pike and Sea Leopard, previously on charter to Solship (see Note 8: Gain/(loss) on sale of assets and termination of charters). The three VLCC's Hunter Atla, Hunter Saga and Hunter Laga sale proceeds equaled their carrying value at date of sale and therefore no gain or loss was recorded on the sale of these vessels.

In 2019 no disposal of vessels or termination of charters took place.

Operating expenses

(in thousands of $)	2020	2019
Vessel operating expenses	155,643	134,434
Depreciation	111,279	116,381
Vessel impairment charge	333,149	60,054
Administrative expenses	11,400	10,203
	611,471	321,072

Vessel operating expenses include operating and occasional voyage expenses for the container vessels, dry bulk carriers, product tankers and car carriers operated on a time charter basis and managed by related and unrelated parties, and also voyage expenses from our two Suezmax tankers trading in a pool together with two tankers owned by Frontline and certain Handysize dry bulk carriers operating in the spot market during 2020. In addition, vessel operating expenses include payments to Frontline Management of $9,000 per day for each vessel chartered to Frontline Shipping and also payments to Golden Ocean Management of $7,000 per day for each vessel chartered to Golden Ocean Charterer, in accordance with the vessel management agreements.

Vessel operating expenses increased by $21.2 million in 2020, compared with 2019. The increase is mainly due to an increase in drydocking costs as 15 vessels were drydocked in 2020, compared to seven in 2019. Costs also increased due to two 1,700 TEU container vessels which were on time charters in 2020 and on bareboat charters until December 2019. The increase in vessel operating expenses is partly offset by a decrease in vessel management expenses for vessels chartered to Frontline due to the sale of Front Hakata, in February 2020.

Depreciation expenses relate to the vessels on charters accounted for as operating leases and on voyage charters. The decrease in depreciation by $5.1 million for 2020 compared with 2019, was mainly due to the disposal of four offshore support vessels in the first quarter of 2020 and the reclassification of seven 4,100 TEU container vessels as sales type leases, following amendments to their charters in July 2020.

During the year ended December 31, 2020, we have performed a review of the carrying value of our long-lived assets, and as a result of changes in expected future cash flows following the COVID 19 outbreak, impairment charges of $80.3 million were recorded against the carrying values of seven Handysize bulk carriers reported as owned vessels. In addition, an impairment charge of $252.6 million was recorded against one drilling unit, West Taurus, which was previously accounted for within investment in associated companies (See Note 17: Investment in associated companies). In 2019, the impairment charge of $60.1 million related to five offshore support vessels and two feeder size container vessels.

The 12% increase in administrative expenses for 2020, compared with 2019, is mainly due to increased salary costs due to increased headcount. Increases in professional fees, registration and travel activities also contributed to the higher administrative expenses.

Interest income
Interest income decreased from $20.1 million in 2019 to $13.4 million in 2020, mainly due to reduced interest income on loan notes from Frontline and Frontline Shipping, which were settled in February 2020 and lower interest received on bank and short term deposits due to reduced interest rates compared to comparative period.

Interest expense

(in thousands of $)	2020	2019
Interest on US$ floating rate loans	28,560	41,420
Interest on NOK 900M floating rate bonds due 2019	—	906
Interest on NOK 500M floating rate bonds due 2020	1,007	3,577
Interest on NOK 700M floating rate bonds due 2023	4,409	4,538
Interest on NOK 700M floating rate bonds due 2024	4,200	2,802
Interest on NOK 600M floating rate bonds due 2025	2,910	—
Interest on 5.75% convertible bonds due 2021	12,203	12,203
Interest on 4.875% convertible bonds due 2023	6,979	7,231
Swap interest	5,897	1,146
Interest on finance lease obligation	59,551	62,769
Other interest	686	382
Amortization of deferred charges	9,040	8,085
	135,442	145,059

At December 31, 2020, the Company, including its consolidated subsidiaries, had total debt principal outstanding of $1.7 billion (2019: $1.6 billion), comprising $0.0 million (NOK0 million) outstanding principal amount of NOK floating rate bonds due 2020 (2019: $56.9 million, NOK500 million), $81.6 million (NOK700 million) outstanding principal amount of NOK floating rate bonds due 2023 (2019: $79.7 million, NOK700 million), $81.0 million ( NOK695 million) outstanding principal amount of NOK floating rate bonds due 2024 (2019: $79.7 million, NOK 700 million), $62.9 million (NOK540 million) outstanding principal amount of NOK floating rate bonds due 2025 (2019: $0 million, NOK0 million), $212.2 million outstanding principal amount of 5.75% convertible bonds due 2021 (2019: $212.2 million), $139.9 million outstanding principal amount of 4.875% convertible bonds due 2023 (2019: $148.3 million), and $1.1 billion under floating rate secured long term credit facilities (2019: $1.0 billion). In addition, we and our consolidated subsidiaries, had total finance lease liabilities outstanding of $573.1 million (2019: $1.1 billion).

NOK floating rate bonds due 2019 were fully repaid during 2019 and NOK floating rate bonds due 2020 were fully repaid during the year ended December 31, 2020.

The average three-month US$ London Interbank Offered Rate, or LIBOR, was 0.85% in 2020 and 2.33% in 2019. The decrease in interest expense associated with our floating rate debt for 2020, compared with 2019, is mainly due to loans on vessels that were refinanced at lower margins and decreased LIBOR rate in the period.

The decrease in interest payable on the NOK 900 million and NOK 500 million floating rate bonds due 2019 and 2020 respectively is due to their redemption in March 2019 and June 2020, respectively. The increase in interest expense on the NOK700 million floating rate bonds due 2024 and on the NOK 600 million floating rate bonds due 2025 is due to their issuance in June 2019 and January 2020 respectfully. The decrease in interest expense on the 4.875% convertible notes is due to the buyback of $8.4 million during 2020.

At December 31, 2020, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fixed our interest rates on $0.9 billion of floating rate debt at a weighted average rate excluding margin of 1.94% per annum (2019: $1.0 billion of floating rate debt fixed at a weighted average rate excluding margin of 2.65% per annum). The increase in swap interest expense is due to changes in swaps and also due to fluctuations in average LIBOR and NIBOR rates.

Other interest expense in 2020 of $0.7 million (2019: $0.4 million) arose from the forward contract to repurchase shares of Frontline which is accounted for as a secured borrowing. (See Note 11: Investments in Debt and Equity Securities).

The above finance lease interest expense represents the interest portion of our finance lease obligations on four vessels on long-term time charter to MSC (2019: four vessels) and seven vessels under a sale and leaseback transaction with an Asia based financial institution (2019: seven vessels). The decrease in interest in finance lease obligation in 2020, compared with 2019, is due to decreased finance lease obligations as they are repaid.

Gain on sale of subsidiaries, non-operating
River Box Holding Inc ("River Box") was a previously wholly owned subsidiary of the Company. River Box holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. A gain of $1.9 million was recognized for the year ended December 31, 2020 in relation to the disposal. In 2019 no disposal of subsidiaries took place.

Gain on purchase of bonds and debt extinguishment
In October 2020, the Company repurchased the total debt outstanding under the SFL Deepwater facility of $176.1 million for $110.0 million and recognized a gain on debt extinguishment of $66.1 million. In addition, the Company repurchased various amounts its own bonds which had a face value of $68.2 million (2019: $92.1 million) at a discount and recorded gains of $1.4 million (2019: $1.8 million).

Other non-operating items

(in thousands of $)	2020	2019
Dividend received from related parties	6,030	2,590
Gain/(Loss) on investments in debt and equity securities	(22,453)	67,701
Gain on settlement of related party loan notes	4,446	—
Other financial items, net	(25,945)	(12,753)
	(37,922)	57,538

Dividends received in 2020 were $3.1 million from Frontline and $2.9 million from ADS Maritime Holding Plc formally ADS Crude Carriers ("ADS Maritime Holding"). Dividend income in 2019 included a $2.0 million liquidation dividend from Golden Close on which the investment had previously been written down to zero, $0.3 million from Frontline and $0.3 million from ADS Maritime Holding.

The loss on investments and debt and equity securities in 2020 principally relates to a mark to market loss of $22.4 million from the equity investments held at December 31, 2020 and an 'other-than-temporary' impairment of $4.9 million recognized on the investments in Oro Negro 7.5% bonds and NT Rig Holdco 7.5% bonds. The loss is partially offset by a realized gain of $4.9 million. This derives from realized gain of $2.3 million from the sale of approximately 2.0 million Frontline shares and realized gain of $2.6 million from the sale of 4.4 million shares of Solstad Offshore ASA during 2020 (see Note 11: Investments in Debt and Equity Securities). The 2019 gain arose from a realized gain of $40.8 million on the sale of approximately 7.6 million Frontline shares, the mark-to-market gain of $29.1 million on the increase in value of the equity investments held, offset by impairment loss of $2.2 million on the Oro Negro bonds which were considered 'other-than-temporarily' impaired.

The loan notes for the Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake sold in 2018 were settled in February 2020 with the Company receiving $19.9 million as settlement and recognizing a gain of $4.4 million on the settlement of notes.

Other financial items, net expense have increased by $13.2 million in 2020 compared to 2019. The 2020 costs includes a loss of $20.4 million (2019: $3.5 million) in the fair value of non-designated derivatives, a net cash expense on non-designated derivatives of $9.3 million (2019: net cash income of $1.2 million) and a credit loss provision of $1.8 million following the adoption of ASU 2016-13 during 2020 (2019: $9.2 million impairment loss on the Apexindo and Sea Bear Loan notes). The 2020 expenses were partially offset by a net gain of $5.5 million arising from the revaluation of foreign currency bank accounts, marketable securities, payables and receivable balances and other items (2019: loss $1.3 million) (see Note 10: Other Financial Items).

As reported above, certain assets were accounted for under the equity method in 2020 and 2019. Their non-operating expenses, including net interest expenses, are not included above, but are reflected in “equity in earnings of associated companies” - see below.

Equity in earnings of associated companies
During 2020 and 2019, we had certain wholly-owned subsidiaries accounted for under the equity method, as discussed in the consolidated financial statements included herein (Note 17: Investment in associated companies). The total equity in earnings of associated companies in 2020 was $12.8 million lower than in the comparative period in 2019 mainly due to the consolidation of SFL Linus and SFL Deepwater from October 2020.

Results of Operations

Year ended December 31, 2019, compared with year ended December 31, 2018

Net income for the year ended December 31, 2019, was $89.2 million, an increase of 21.1% from the year ended December 31, 2018.

(in thousands of $)	2019	2018
Total operating revenues	458,849	418,712
Gain/(loss) on sale of assets and termination of charters	—	(2,578)
Gain/(loss) on sale of subsidiaries and disposal groups	—	7,613
Total operating expenses	321,072	306,132
Net operating income	137,777	117,615
Interest income	20,064	17,951
Interest expense	(145,058)	(113,886)
Gain/(loss) on purchase of bonds	1,802	1,146
Other non-operating items (net)	57,538	36,161
Equity in earnings of associated companies	17,054	14,635
Net income	89,177	73,622

Net operating income for the year ended December 31, 2019, was $137.8 million, compared with $117.6 million for the year ended December 31, 2018. The increase was principally due to higher revenue resulting from vessel acquisitions in 2018 and 2019. Overall net income for 2019 increased by $15.6 million compared with 2018 mainly due to an increase in net operating income and as a result of gains on investments in debt and equity securities, from realized gains and mark to market gains on equity securities offset by higher interest expense and movements in other financial items.

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

Cash flows arising from sales-type leases, direct financing leases and leaseback assets

The following table analyzes our cash flows from the sales-type leases, direct financing leases and leaseback assets with Frontline Shipping, the Solstad Offshore charterer, MSC and Hunter Group during 2019 and 2018, and shows how they are accounted for:

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

Vessel operating expenses include operating and occasional voyage expenses for the container vessels, dry bulk carriers, product tankers and car carriers operated on a time charter basis and managed by related and unrelated parties, and also voyage expenses from one of our two Suezmax tankers trading in a pool together with two tankers owned by Frontline and certain Handysize dry bulk carriers operating in the spot market during 2019. In addition, vessel operating expenses include payments to Frontline Management of $9,000 per day for each vessel chartered to Frontline Shipping and also payments to Golden Ocean Management of $7,000 per day for each vessel chartered the Golden Ocean Charterer, in accordance with the vessel management agreements.

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

During 2019, a review of the carrying value of long-lived assets indicated that the carrying values of five offshore support vessels, and two feeder size container vessels were impaired resulting in an impairment charge of $60.1 million recorded against their carrying values. During 2018, an impairment charge of $64.3 million related to four of VLCCs and our five offshore supply vessels.

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

At December 31, 2019, we and our consolidated subsidiaries, had total debt principal outstanding of $1.6 billion (2018: $1.5 billion), comprising $56.9 million (NOK500 million) outstanding principal amount of NOK floating rate bonds due 2020 (2018: $57.8 million, NOK 500 million), $79.7 million (NOK700 million) outstanding principal amount of NOK floating rate bonds due 2023 (2018: $69.4 million, NOK600 million), $79.7 million (NOK 700 million) outstanding principal amount of NOK floating rate bonds due 2024 (2018: $0.0 million, NOK 0 million), $0.0 million (NOK0 million) outstanding principal amount of NOK floating rate bonds due 2019 (2018: $77.7 million, NOK672 million), $212.2 million outstanding principal amount of 5.75% convertible bonds due 2021 (2018: $212.2 million), $148.3 million outstanding principal amount of 4.875% convertible bonds due 2023 (2018: $151.7 million), and $1.0 billion under floating rate secured long term credit facilities (2018: $0.9 billion). In addition, we and our consolidated subsidiaries, had total finance lease debt obligations outstanding of $1.1 billion (2018: $1.2 billion).

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

Dividends received in 2019 included a $2.0 million liquidation dividend from Golden Close Maritime Ltd on which the investment had previously been written down to zero, $0.3 million from Frontline and $0.3 million from ADS Maritime Holding. No dividend income was received in 2018.

The gain on investments and debt and equity securities in 2019 principally relates to the realized gain of $40.8 million on the sale of approximately 7.6 million Frontline shares in the fourth quarter and the mark to market gain of $25.0 million on the increase in value of the approximately 3.4 million shares still held. In addition, a further $4.1 million relates to the increase in value of other shares held offset by $2.2 million impairment on the Oro Negro bonds which were considered 'other-than-temporarily' impaired. The 2018 gain arose from a gain on the disposal of bonds and shares in Golden Close of $13.5 million as well as a gain of $12.3 million from the mark-to-market of equity investments, principally related to the 11 million Frontline shares held during 2018.

Other financial items, net have reduced by $23.2 million in 2019 compared to 2018. $17.4 million of this decrease relates to the decrease in the fair value of non-designated derivatives offset by $1.9 million increase in net cash receipts on non-designated derivatives and $9.2 million (2018: $1.7 million) relates to impairment on the Apexindo Loan note and Sea Bear Loan notes. (see Note 10: Other Financial Items).

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

B. LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital intensive industry. Our purchase of the tankers in the initial transaction with Frontline was financed through a combination of debt issuances, a deemed equity contribution from Frontline and borrowings from commercial banks. Our subsequent acquisitions have been financed through a combination of our own equity and term loans, lease financing and revolving credit facilities from commercial banks. Providers of such borrowings generally require that the loans be secured by mortgages against the assets being acquired, and at December 31, 2020, substantially all of our vessels and drilling units are pledged as security or are held as finance leases. However, in common with many other companies, we also have unsecured borrowings as shown below. Providers of unsecured financing do so on the basis of our assets and liabilities, cash flows, operating results and other factors, all of which affect the terms on which such unsecured financing is available. In general, unsecured financing is more expensive than borrowings secured against collateral.

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows. Revenues from our time charters and bareboat charters are received approximately 15 days in advance, monthly in advance, or monthly in arrears. Vessel management and operating fees are payable monthly in advance for vessels chartered to Frontline Shipping and the Golden Ocean Charterer, and as incurred for other time-chartered vessels.

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

Our long-term liquidity requirements include funding the equity portion of investments in new vessels, and repayment of long-term debt balances, including those relating to the following loan agreements of us and our consolidated subsidiaries as at December 31, 2020:

5.75% senior unsecured convertible bonds due 2021
4.875% senior unsecured convertible bonds due 2023
NOK700 million senior unsecured bonds due 2023
NOK700 million senior unsecured bonds due 2024
NOK600 million senior unsecured bonds due 2025
$45 million secured term loan and revolving credit facility due 2021
$20 million secured term loan facility due 2024
$210 million secured term loan facility due 2021
$171 million secured term loan facility due 2023
$39 million secured term loan facility due 2022
$166.4 million secured term loan facility due 2022
$76 million secured term loan facility due 2024
$50 million senior secured term loan facility due 2025
$33.1 million term loan facility due 2023
$24.9 million secured term loan facility due 2024
$29.5 million secured term loan facility due 2024
$50 million senior secured term loan facility due 2022
$17.5 million secured term loan facility due 2023
$40 million senior secured term loan facility due 2022
$15 million senior secured term loan facility due 2025
$175 million term loan facility due 2025
$50 million senior secured term loan facility due 2025
$50 million senior secured term loan facility due 2024
$475 million term loan and revolving credit facility due 2023
Borrowings secured on Frontline shares

Our long-term liquidity requirements also include repayment of the following long-term loan agreement of our equity-accounted subsidiaries:

-    $375 million secured term loan and revolving credit facility due 2023

The above long-term loan agreement in our equity accounted subsidiaries relates to one drilling unit on charter to the Seadrill Charterers.

The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where we guarantee all or part of the loans, (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries and (iii) a first priority mortgage over the relevant collateral assets which includes substantially all of the vessels and the drilling units that are currently owned by us as at December 31, 2020, excluding three 1,700 TEU container vessels, two chemical tankers and one ultra deepwater drilling rig.

At December 31, 2020, we had no commitments under contracts to acquire newbuilding vessels (2019: nil).

As at December 31, 2020, we committed $5.8 million towards the procurement of scrubbers on two of our oil tankers and seven container vessels (2019: $15.9 million committed on two oil tankers and four container vessels) and $0.0 million (2019 :$17.5 million) on seven Capesize drybulk vessels.

As at December 31, 2020, we also committed to pay approximately $7.0 million (2019: $9.2 million) towards the installation of BWTS on 16 vessels (2019: 18 vessels) in our fleet, with installations expected to take place up to 2022.

There were no other material contractual commitments as at December 31, 2020.

In addition, seven (2019: 11) subsidiaries had lease liabilities totaling $573.1 million at December 31, 2020 (2019: $1,106.4 million) related to the charter-in of seven (2019: 11) container vessels.

We expect that we will require additional borrowings or issuances of equity in the long term to meet our capital requirements.

As of December 31, 2020, we had cash and cash equivalents of $215.4 million (2019: $199.5 million) and restricted cash of $9.0 million (2019: $3.5 million). In the year ended December 31, 2020, we generated cash of $276.5 million net from operating activities, generated $176.3 million net from investing activities and used $431.4 million net in financing activities.

Cash flows provided by operating activities for 2020 increased to $276.5 million, from $249.7 million in 2019, mainly due to changes in total operating revenues and timing of charter hire, profit share and other related receivables.

Investing activities generated $176.3 million in 2020, compared to $169.9 million used in 2019. The increase in cash generated from investing activities is mainly due to proceeds of $210.9 million from the sale of four VLCCs and five offshore support vessels. We also received $14.7 million from the sale of the 50.1% of the shares of River Box which was a previously wholly owned subsidiary of the Company. There were no similar transactions in 2019. In addition, $31.5 million was received from associated companies in 2020 compared with $15.9 million received in 2019 due to repayment of debt. We also used cash of $65.0 million in 2020 in respect of one leaseback asset acquired in the year compared to cash used of $211.1 million in respect of six leaseback assets acquired in 2019. The increase in cash generated from investing activities was partly offset by less proceeds from the sale of shares of $21.1 million in Frontline and $2.6 million in Solstad in 2020 compared to $82.8 million sale of shares in Frontline in 2019. We also used $55.0 million on capital improvements on the vessels in 2020 compared with $39.3 million in 2019.

Net cash used in financing activities for 2020 was $431.4 million, compared to $89.2 million used in 2019. This increase was mainly due to higher repayment of debt of $624.6 million in 2020, compared to $208.5 million in 2019. There were also less proceeds from debt issuance of $397.2 million in 2020, compared to $458.8 million in 2019. The above were partly offset by lower repurchases of own bonds amounting to $66.6 million in 2020 compared to $80.7 million in 2019 and less cash used in principal settlements of cross currency swaps of $11.7 million in 2020 compared to $41.8 million in 2019. There was also a share issuance of $61.5 million in 2020 with no similar transaction in 2019. In addition, there were lower cash dividends paid of $109.4 million in 2020 comparing to $150.7 million in 2019.

During the year ended December 31, 2020, we paid four dividends totaling $1.00 per common share (2019: four dividends totaling $1.40 per common share), or a total of $109.4 million (2019: $150.7 million). All dividends paid in 2020 and 2019 were cash payments.

Borrowings

As of December 31, 2020, we had total short-term and long-term debt outstanding of $1.7 billion (2019: $1.6 billion). In addition, as of December 31, 2020, our wholly-owned equity accounted subsidiary SFL Hercules Ltd., or SFL Hercules, had total debt of $186 million (2019: $202 million). This subsidiary is accounted for using the equity method, and its outstanding long-term debt is not included in the long-term debt shown on our consolidated balance sheet. SFL Deepwater Ltd., or SFL Deepwater and SFL Linus Ltd., or SFL Linus were consolidated from October 29, 2020, please refer to Note 20: Short-term and Long-term Debt.

The following table presents an overall summary of our borrowings as at December 31, 2020:

December 31, 2020
(in millions of $)	Outstanding balance on loan
Unsecured borrowings:
5.75% senior unsecured convertible bonds due 2021	212.2
NOK700 million bonds due 2023	81.6
4.875% senior unsecured convertible bonds due 2023	139.9
NOK700 million bonds due 2024	81.0
NOK600 million bonds due 2025	62.9
Total bonds	577.6
Borrowings secured on Frontline shares	15.6
U.S. dollar denominated floating rate debt due through 2025	1,070.1
Equity accounted subsidiaries: Loan facilities secured with mortgages on rigs	185.8
Total borrowings	1,849.1
Finance lease liabilities	573.1
Finance lease liabilities in associated companies (1)	231.9
Total borrowings and lease liabilities	2,654.1

(1)This represents 49.9% of the finance lease liabilities in the associated companies within River Box.

In May 2011, eight subsidiaries entered into a $171 million secured loan facility with a syndicate of banks. The facility is supported by China Export & Credit Insurance Corporation, or SINOSURE, which has provided an insurance policy in favor of the banks for part of the outstanding loan. One of the vessels was sold in May 2018 and the facility now relates to the remaining seven vessels, which are Handysize dry bulk carriers. The facility is secured by these seven vessels. At December 31, 2020, the amount outstanding under this facility was $53.2 million. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The facility is secured against the subsidiaries' assets and a guarantee from us.

In June 2014, seven subsidiaries entered into a $45 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of seven 4,100 TEU container vessels. At December 31, 2020, the amount outstanding under this facility was $45.0 million, and the available amount under the revolving part of the facility was $0.0 million. The facility bears interest at LIBOR plus a margin and had an original term of five years. In June 2019, the terms of the loan were amended and restated, and the facility now matures in June 2021. The facility is secured against the subsidiaries' assets and a guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels, or six months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In September 2014, two subsidiaries entered into a $20 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two 5,800 TEU container vessels. At December 31, 2020, the amount outstanding under this facility was $17.3 million. The facility bears interest at LIBOR plus a margin and has a term of five years. In September 2019, the terms of the loan were amended and restated, and the facility now matures in 2024. The facility is secured against the subsidiaries' assets and a guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In December 2014, two subsidiaries entered into a $39 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two Kamsarmax dry bulk carriers. At December 31, 2020, the amount outstanding under this facility was $21.8 million. The facility bears interest at LIBOR plus a margin and has a term of approximately eight years. The facility is secured against the subsidiaries' assets and a limited guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or 12 months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In July 2015, eight subsidiaries entered into a $166.4 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of eight Capesize dry bulk carriers. At December 31, 2020, the amount outstanding under this facility was $90.1 million. The facility bears interest at LIBOR plus a margin and has a term of approximately seven years. The facility is secured against the subsidiaries' assets and a limited guarantee from us. The facility contains minimum value covenants and also covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In November 2015, three subsidiaries entered into a $210 million secured term loan facility with a syndicate of banks, to partly fund the acquisition of three newbuilding container vessels. One of the vessels was delivered in November 2015, and the remaining two vessels were delivered in 2016. In November 2020 the portion of the facility relating to one subsidiary matured, and the outstanding debt of $49.2 million was repaid in full and refinanced at the same month with a new secured term loan facility described below. At December 31, 2020, the amount outstanding under this facility was $99.5 million. The facility bears interest at LIBOR plus a margin and has a term of five years from the delivery of each vessel. The facility is secured against the subsidiaries' assets and a limited guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or six months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In October 2016, we issued $225 million senior unsecured convertible bonds. In December 2018, we made net purchases of bonds with principal amounts totaling $12.8 million and at December 31, 2020, the amount outstanding under this facility was $212.2 million. Interest on the bonds is fixed at 5.75% per annum. The bonds are convertible into our common shares and mature on October 15, 2021. The conversion rate at the time of issuance was 56.2596 common shares for each $1,000 bond, equivalent to a conversion price of approximately $17.7747 per share. The conversion rate will be adjusted for dividends in excess of $0.225 per common share per quarter. Dividend distributions made since the issuance of the bonds have increased the conversion rate to 65.8012, equivalent to a conversion price of approximately $15.20 per share as at this report date. In conjunction with the bond issue, we have loaned up to 8,000,000 of our common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their positions. The shares that were lent by us were initially borrowed from Hemen, our largest shareholder. In November 2016, we issued 8,000,000 new shares to replace the shares borrowed from Hemen.

In August 2017, two of our wholly-owned subsidiaries entered into a $76 million secured term loan facility with a bank, secured against two product tanker vessels. The two vessels were delivered in August 2017. We have provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. At December 31, 2020, the net amount outstanding was $59.1 million. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or 12 months prior to the maturity date of the facility, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

On April 23, 2018, we issued a senior unsecured convertible bond totaling $150 million. Additional bonds were issued on May 4, 2018 at a principal amount of $14 million. During 2018 and 2019, we made net purchases of bonds with principal amounts totaling $12.3 million and $3.4 million respectively. During 2020, we made net purchases of bonds with principal amounts totaling $8.4 million. At December 31, 2020, the amount outstanding under this facility was $139.9 million. Interest on the bonds is fixed at 4.875% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1 and November 1. The bonds are convertible into our common shares and mature on May 1, 2023. The initial conversion rate at the time of issuance was 52.8157 common shares per $1,000 bond, equivalent to a conversion price of approximately $18.93 per share. Since the issuance, dividend distributions have increased the conversion rate to 71.8147, equivalent to a conversion price of approximately $13.92 per share. In conjunction with the bond issue, we agreed to loan up to 7,000,000 of its common shares to affiliates of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. As at December 31, 2020, a total of 3,765,842 shares were issued from up to 7,000,000 shares issuable under a share lending arrangement.

In June 2018, 15 of our wholly-owned subsidiaries entered into a $50 million secured term loan facility with a bank, secured against 15 feeder size container vessels. The 15 feeder size container vessels were delivered in April 2018. We provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2020, was $34.1 million.

On September 13, 2018, we issued a senior unsecured bond totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on September 13, 2023. In July 2019, we conducted a tap issue of NOK100 million under these existing senior unsecured bonds due. The bonds were issued at 101.625% of par, and the new outstanding amount after the tap issue is NOK700 million. The net amount outstanding at December 31, 2020, was NOK700 million, equivalent to $81.6 million.

In December 2018, two of our wholly-owned subsidiaries entered into a $17.5 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund two Supramax dry bulk carriers. At December 31, 2020, the amount outstanding under this facility was $12.9 million. The facility bears interest at LIBOR plus a margin and has a term of approximately five years from delivery of the vessels. The facility is secured by the subsidiaries' assets and a limited guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2019, three of our wholly-owned subsidiaries entered into a $24.9 million senior secured term loan facility with a bank. The proceeds of the facility were used to partly fund three Supramax dry bulk carriers. At December 31, 2020, the amount outstanding under this facility was $20.3 million. The facility bears interest at LIBOR plus a margin and has a term of approximately five years from delivery of the vessels. The facility is secured by the subsidiaries' assets and a limited guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2019, three of our wholly-owned subsidiaries entered into a $50 million senior secured term loan facility with a bank, secured against three tankers chartered to Frontline Shipping. In 2020, $14.9 million of this facility was repaid following the sale of the Front Hakata and the facility now relates to the remaining two tankers. At December 31, 2020, the amount outstanding under this facility was $35.2 million. The facility bears interest at LIBOR plus a margin and has a term of four years. The facility is secured by the subsidiaries' assets and a limited guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2019, two of our wholly-owned subsidiaries entered into a $29.5 million term loan facility with a bank. The proceeds of the facility were used to partly fund two car carriers. At December 31, 2020, the net amount outstanding under this facility was $23.0 million. The facility bears interest at LIBOR plus a margin and has a term of five years. The facility is secured by the subsidiaries' assets and a limited guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In June 2019, we issued a senior unsecured bond loan totaling NOK700 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and have a term of approximately five years. During 2020, we purchased bonds with principal amounts totaling NOK5 million equivalent to $0.5 million. The net amount outstanding at December 31, 2020 was NOK695 million, equivalent to $81.0 million. The bond agreement contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In June 2019, five of our subsidiaries entered into a $33.1 million term loan facility with a syndicate of banks. Although the facility is unsecured, we are acting as Guarantor. In March 2020, $4.25 million of this facility was repaid following the sale of these five offshore support vessels in February, March and May 2020. At December 31, 2020, the amount outstanding under this facility was $28.8 million. The facility bears interest at LIBOR plus a margin and has a term of approximately four years.

In January 2020, we issued a senior unsecured bond loan totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and have a term of approximately five years. During 2020, we purchased bonds with principal amounts totaling NOK60 million equivalent to $6.0 million. The net amount outstanding at December 31, 2020 was NOK540 million, equivalent to $62.9 million. The bond agreement contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2020, two of our subsidiaries entered into a $40 million senior secured term loan facility with a bank. The facility is secured against two Suezmax tankers. We have provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately two years. The net amount outstanding at December 31, 2020, was $37.0 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2020, three of our wholly-owned subsidiaries entered into a $15 million senior secured term loan facility with a bank, secured against three container vessels. We have provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at December 31, 2020, was $12.8 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2020, four of our wholly-owned subsidiaries entered into a $175 million term loan facility with a syndicate of banks, secured against four 8,700 TEU container vessels. We have provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at December 31, 2020, was $165.5 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.
In May 2020, one of our wholly-owned subsidiaries entered into a $50 million senior secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of approximately five years. The facility is secured against a 308,000 dwt VLCC. The net amount outstanding at December 31, 2020, was $48.6 million. The facility contains a minimum value covenant and covenants that require us to maintain certain book equity ratios.

In November 2020, one of our wholly-owned subsidiaries entered into a $50 million senior secured term loan facility with a bank, secured against a container vessel. We have provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately four years. The net amount outstanding at December 31, 2020, was $50.0 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

SFL Linus was consolidated from October 29, 2020. (See Note 17: Investment in Associated Companies). In October 2013, SFL Linus entered into a $475 million five years term loan and revolving credit facility with a syndicate of banks to partly finance the acquisition of the rig. The facility was drawn in February 2014. During the year ended December 31, 2017, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. In addition, we have given to the banks a first priority pledge over all shares of SFL Linus and assigned all claims under a secured loan made by us to SFL Linus in favor of the banks. This loan is secured by a second priority mortgage over the rig which has been assigned to the banks. At December 31, 2020, the balance outstanding under this facility was $216.0 million. We have fully guaranteed the facility as at December 31, 2020.

At December 31, 2020, the three-month U.S. dollar LIBOR was 0.24% and the three-month Norwegian kroner NIBOR was 0.49%.

Secured Borrowings
As at December 31, 2019, we had a forward contract to repurchase 3.4 million shares of Frontline which expired in June 2020 for $36.8 million. The transaction was accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability of $36.8 million recorded within debt at December 31, 2019. During the year ended December 31, 2020 we repurchased 2.0 million shares subject to the forward contact and repaid $21.1 million of the secured borrowing.

As at December 31, 2020, we had a forward contract which expired in January of 2021, and has subsequently been rolled over to April 2021, to repurchase 1.4 million shares of Frontline at a repurchase price of $16.1 million including accrued interest. The transaction has been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability of $15.6 million recorded within debt at December 31, 2020. We are required to post collateral of 20% of the total repurchase price plus any negative mark to market movement from the repurchase price for the duration of the agreement. As at December 31, 2020, $9.0 million (December 31, 2019: $3.5 million) was held as collateral and recorded as restricted cash.

Debt in Associated Companies

SFL Deepwater is a 100% owned subsidiary of SFL, incorporated in 2008 for the purpose of holding two ultra deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. and Seadrill Offshore AS, fully guaranteed by their parent company Seadrill. In June 2013, SFL Deepwater transferred one of the rigs and the corresponding lease to SFL Hercules (see below). Accordingly, SFL Deepwater now holds one ultra deepwater drilling rig which is leased to Seadrill Deepwater Charterer Ltd. In October 2013, SFL Deepwater entered into a $390 million five years term loan and revolving credit facility with a syndicate of banks, which was used in November 2013 to refinance the previous loan facility. In connection with a Restructuring Plan in 2017, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. In October 2020, SFL Deepwater was consolidated by the Company and repurchased the total debt outstanding under the facility of $176.1 million for $110.0 million and the Company recognized a gain on debt extinguishment of $66.1 million.

SFL Hercules is a 100% owned subsidiary of SFL, incorporated in 2012 for the purpose of holding an ultra deepwater drilling rig and leasing that rig to Seadrill Offshore AS, fully guaranteed by its parent company Seadrill. The rig was transferred, together with the corresponding lease, to SFL Hercules from SFL Deepwater in June 2013. In May 2013, SFL Hercules entered into a $375 million six years term loan and revolving credit facility with a syndicate of banks to partly finance its acquisition of the rig from SFL Deepwater. The facility was drawn in June 2013. In connection with the 2017 Restructuring Plan, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. Further, the financial covenants on Seadrill were replaced by financial covenants on a newly established subsidiary of Seadrill, Seadrill Rig Holding Company Limited (“RigCo”), who also acts as guarantor for the obligations under the lease for the drilling units, on a subordinated basis to the senior secured lenders in Seadrill and new secured notes. At December 31, 2020, the balance outstanding under this facility was $185.8 million. The Company guaranteed $83.1 million of this debt at December 31, 2020. In addition, the Company has given the banks a first priority pledge over all shares of SFL Hercules and assigned all claims under a secured loan made by the Company to SFL Hercules in favor of the banks. This loan is secured by a second priority mortgage over the rig which has been assigned to the banks. The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which originally expired in November 2023. In connection with the 2017 Restructuring Plan, the lease has been extended by 13 months until December 2024. Because the main asset of SFL Hercules is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation at the end of the charter, and due to the substantive restrictions in the debt facility, it has been determined that this subsidiary of SFL is a variable interest entity in which SFL is not the primary beneficiary.

As discussed above, following the 2017 Restructuring Plan, RigCo acts as guarantor for the obligations under the leases for the three drilling units, on a subordinated basis to the senior secured lenders in Seadrill and new secured notes. Seadrill was in default on its leases with the Company at December 31, 2020 , as well as on certain credit facilities with other lenders. Seadrill's failure to pay hire under the leases for the Company's drilling rigs when due, along with certain other events, including the commencement of its Chapter 11 Proceedings, constitute events of default under such leases and the related financing agreements. Unless cured or waived, the event of default could result in enforcement including making payments under certain guarantees of the loan facility.

Finance Lease Liabilities in Associated Companies

River Box was a previously wholly owned subsidiary of ours. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef which were chartered-in on a bareboat basis, each for a period of 15 years from delivery by the shipyard. The four vessels are also chartered-out for the same 15-year period on a bareboat basis to MSC, an unrelated party. On December 31, 2020, we sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. Following the sale of River Box, the investments in the four container vessels accounted for as direct financing leases of $540.9 million and its related finance lease liabilities of $464.7 million have been derecognized from our consolidated financial statements. Refer to Note 9: Gain on sale of subsidiaries and disposal groups and Note 17: Investment in Associated Companies.

Finance Lease Liabilities

In 2018, we acquired four 13,800 TEU container vessels and three 10,600 TEU container vessels, which were subsequently refinanced with an Asian based financial institution by entering into separate sale and leaseback financing arrangements. The vessels are leased back for terms ranging from six to 11 years, with options to purchase the vessel after six years. Due to the terms of the sale and leaseback arrangements, each option is expected to be exercised on the sixth anniversary. These sale and leaseback transactions were accounted for as vessels under finance leases. At December 31, 2020 the outstanding finance lease liability balance for these leases was $573.1 million.

Minimum Value Covenants

Most of our loan facilities are secured with mortgages on vessels. At December 31, 2020, we had borrowings totaling $0.6 billion with minimum value covenants which are tested on a regular basis. These borrowings were secured against 52 vessels which had combined charter-free market values totaling approximately $1.0 billion. A reduction of 10% in charter-free market values in 2020 would not result in any material prepayments or reduction in availability on revolving credit facilities, after scheduled loan repayments and prepayments in the year.

In addition, at December 31, 2020, we had borrowings totaling $0.2 billion with conditional minimum value covenants which are only tested if the charter which the vessel is employed is terminated or about to expire. These borrowings were secured against six vessels which had combined charter-free market values totaling approximately $0.3 billion.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates. At December 31, 2020, we and our consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $0.9 billion, whereby variable LIBOR interest rates excluding additional margins are swapped for fixed interest rates between 0.28% per annum and 2.97% per annum. We entered into interest rate/currency swap contracts, related to our bonds denominated in Norwegian kroner, with notional principal amounts of NOK128 million ($15 million), NOK100 million ($11 million) and NOK420 million ($48 million) whereby variable NIBOR interest rates including additional margin are swapped for average fixed interest rates of 6.74% per annum, 6.38% per annum and 6.87% per annum respectively, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK8.71 = $1, NOK8.89 = $1 and NOK8.69 = $1, respectively. We also entered into currency swap contracts, related to our NOK700 million bond (due 2023) denominated in Norwegian kroner, our NOK700 million bond (due 2024) and our NOK600 million bond (due 2025) denominated in Norwegian kroner, with notional principal amounts of NOK472 million ($62 million), NOK280 million ($32 million) and NOK600 million ($68 million) where the eventual settlement of the bonds will have an effective exchange rate of NOK7.60 = $1, NOK8.70 = $1 and NOK8.88 = $1 respectively. The overall effect of our swaps is to fix the interest rate on approximately $0.9 billion of our floating rate debt, at December 31, 2020, at a weighted average interest rate of 2.91% per annum including margin.

The effect of the above swap contracts is to substantially reduce our exposure to interest rate and exchange rate fluctuations, further analysis of which is presented in Item 11 "Quantitative and Qualitative Disclosures about Market Risk".

At the date of this report, we were not party to any other interest rate or currency derivative contracts.

Equity

In November 2016, the Board of Directors renewed a share option scheme originally approved in November 2006, permitting the directors to grant options in our shares to our employees, officers and directors or our subsidiaries. The fair value cost of options granted is recognized in the statement of operations, with a corresponding amount credited to additional paid in capital. The additional paid-in capital arising from share options granted was $1.0 million in 2020 (2019: $0.9 million).

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

In April 2018, we issued a total of 3,765,842 new shares of par value $0.01 each from up to 7,000,000 issuable under a share lending arrangement in relation with our issuance of 4.875% senior unsecured convertible bonds in April and May 2018. The shares issued have been loaned to affiliates of the underwriters of the bond issue in order to assist investors in the bonds to hedge their position. The bonds are convertible into common shares and mature on May 1, 2023. As required by ASC 470-20 "Debt with Conversion and Other Options", we calculated the equity component of the convertible bond, which was valued at $7.9 million at issue date and recorded as "Additional paid-in capital" (see Note 20: Short-term and long-term debt). During the year ended December 31, 2020, we purchased bonds with principal amounts totaling $8.4 million (2019: $3.4 million). The equity component of these extinguished bonds was valued at $0.3 million (2019: $0.2 million) and has been deducted from "Additional paid-in capital".

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

On May 1, 2020, we filed a registration statement to register the sale of up to 10,000,000 Common Shares pursuant to the dividend reinvestment plan, or DRIP to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned or other cash amounts, in the Company's Common Shares on a regular basis, one time basis or otherwise. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, we may grant additional share sales to investors from time to time up to the amount registered under the plan.

In May 2020, we entered into an equity distribution agreement with BTIG LLC ("BTIG") under which we may, from time to time, offer and sell new ordinary shares having aggregate sales proceeds of up to $100.0 million through an At-the-Market Sales Agreement offering ('ATM').

During the year ended December 31, 2020, we issued and sold 8.4 million shares under these arrangements and total proceeds of $61.5 million net of costs were received, resulting in a premium on issue of $61.4 million.

At our Annual General Meeting held in August 2020, a resolution was passed to approve an increase of our authorized share capital from $2,000,000 equivalent to 200,000,000 common shares of $0.01 par value each to $3,000,000 equivalent to 300,000,000 common shares of $0.01 par value each by the authorization of an additional 100,000,000 common shares of $0.01 par value each.

During the year ended December 31, 2020, we issued a total of 6,869 new shares of $0.01 each following the exercise of 17,500 share options (2019: 18,246 new shares issued to satisfy 65,000 options exercised and 2018: no new shares). The weighted average exercise price of the options exercised in 2020 was $8.63 per share. In November 2016, the Board of Directors renewed our Share Option Scheme (the "Option Scheme"), originally approved in November 2006. The Option Scheme permits the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid in capital (see also Note 23: Share option plan).

In 2020, $109.4 million of the dividend was paid from contributed surplus (2019: $31.9 million).

Following the above transactions, as of December 31, 2020, our issued and fully paid share capital balance was $1.3 million, our additional paid-in capital was $531 million and our contributed surplus balance was $539 million.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

D. TREND INFORMATION

According to industry sources, vessel prices have generally declined since their peak in 2008. The first half of 2020 saw very limited newbuilding orders, with both newbuilding investment and yard output having been significantly impacted by the Covid-19 pandemic. In 2020, a total of 738 newbuilds ships of 53.9 million dwt were reported contracted, a 29% year on year drop in terms of dwt. The lack of newbuilding orders comes as a result of uncertainty global pandemic outbreak, weakened investor sentiment and uncertainty on fuel technology as a result of future upcoming environmental regulations.

According to industry sources, the tanker market eased back in early 2020 after a strong Q4 2019, however saw significant increase to historically high levels during March-April 2020 as a result of impacts from COVID-19 with a fall in oil prices resulting in high oil output and demand for floating storage. The strong market gradually eased during the second half of 2020, according to industry sources, spot charter rates in the fourth quarter was very much below what was seen during the second quarter of 2020, ending the year with average earnings during December for VLCC, Suezmax and Aframax sector of approximately $19,000 ($23,000 for scrubber fitted), $6,600 ($8,900 for scrubber fitted) and $5,400 per day ($7,300 for scrubber fitted), respectively. In 2020 crude demand declined by approximately 5.4% and the crude fleet grew by approximately 1.1%. Product tanker demand fell by approximately 10.0% while the product tanker fleet grew by 0.2%.

Overall, 2020 saw significant volatility in all tanker sectors. According to industry sources, global oil supply is estimated to have declined by 6.5%, while global oil demand is estimated to have fallen by 8.8% in 2020. At the beginning of 2020, the fleet of trading crude tankers is expected to see a growth of 4.5% during 2021, while crude tanker demand is expected to grow by 2.7% in the same period. Product tanker demand growth is expected to grow by 6.5% with the product tanker fleet only expected to increase by 3.9% during 2021, providing support for the tanker sector in 2021. A series of potential impacts and factors may impact the demand growth. Since the beginning of the first quarter of 2020, the COVID-19 outbreak has had significant negative impacts on oil markets, with low oil prices as a result of the continued low global oil demand. Whilst oil prices have increased in 2021, the short-term outlook for the tanker sector remains challenging with the market continuing to face pressure from ongoing oil supply cuts and global ‘lockdowns’.
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

According to industry sources, during 2020 the dry bulk fleet growth is expected to have seen a 3.8% increase in total dwt. This compares to a flat demand growth of 0.1% in terms of tonne miles, following a generally challenging year. Looking ahead, industry sources are estimating that the dry bulk global trade will expand by 3.7% during 2021, in terms of tonne-miles. This amounts to an approximate total of 5.3 billion tonnes for the full year. The total dry bulk market declined by an estimated 2.1% during 2020. Industry sources indicate that the 2.1% decline in seaborne dry bulk trade (in tonnes) during 2020 came as a result of the impacts arising from the Covid-19 pandemic which caused significant disruption and operation challenges. The dry bulk fleet is expected to increase by an estimated 2.6% in 2021. With the dry bulk newbuilding orderbook standing at 6% of the total fleet in terms of capacity and trade expected to rebound from disrupted levels during 2020, the market could see some positive signs, however with continued uncertainty.

Our dry bulk vessels on charter to Golden Ocean are subject to long term charters that provide for both a fixed base charter-hire and profit sharing payments that apply once Golden Ocean earns average daily rates from our vessels in the market that exceed the fixed base charter rates, calculated and payable on a quarterly basis. If rates for vessels chartered in the spot market increase, our profit sharing revenues, if any, will likewise increase for those vessels operated by Golden Ocean in the spot market. We also have ten 32,000 – 58,000 dwt dry bulk vessels currently employed in the spot market, which will benefit directly from any strengthening in spot charter rates.

According to industry sources, the containership charter market experienced significant volatility during 2020. After severe negative impacts resulting from the outbreak of the Covid-19 pandemic, volumes saw a swift recovery along with significant logistical disruptions during the second half of 2020. The improvements resulted in box ship charter rates to levels not recorded since 2008, up 132% in Q4 compared to Q2 of 2020. Following year end, the Shanghai Containerized Freight Index ("SCFI") hit a record 2,783 at the end of 2020, with a 56% increase on average level in 2020 compared to 2019. The global seaborne container trade is estimated to have fallen by 1.1% during 2020 (TEU-miles), down from an expansion of 1.8% in 2019. Fleet capacity growth slowed slightly in 2020, standing at 2.9% compared to 4.0% growth seen in 2019. Demolition activity in the container segment was generally flat during the year 80 vessels of an approximately 0.18 million TEU sold for recycling in 2020, compared with 93 vessels of 0.18 million TEU during 2019.

According to industry sources, trade growth in 2021 is projected to pick up, with an estimated 5.7% TEU growth, or 5.4% TEU-miles. In 2020, Far East-Europe trade is projected to expand by 5.3% compared to 2020 (TEU). On the peak leg, transpacific trade is expected to increase by 3.7% in 2021 compared to 2020. The positive near-term view and growth expected during 2021 is expected to normalize as vaccines will result in more normal economic activity and a gradual shift towards services spending.

According to industry sources, the dramatic reduction in the price of oil since 2014 has reduced demand for offshore drilling units, and day rates and utilizations have declined considerably in the four years to 2017, as many offshore exploration activities became inviable at low prices of below $50. As a result, some owners/operators of drilling units have experienced financial difficulties in the past years, including breaching bank covenants and restructuring. The market remains challenging, with the number of offshore drilling rigs working under contract reduced by 8% at the end of 2020 compared to end of 2019. With the number of rigs available shrinking due to retiring of assets fleet utilization level is only slightly down at the end of 2020, standing at 78%. The overall upstream demand is expected to remain flat with significant uncertainty given energy transition forecasts and continued low global oil demand. Global consumption of liquid fuels is estimated to have averaged approximately 92 million barrels per day during 2020, down 9 million barrels per day compared to 2019. The medium and long term oil price development remains uncertain, with Covid-19 pandemic expected to continue to affect the global oil demand along with a structural transition in global energy systems with renewable energy expected to increase going forward. The effect on this related to the market is currently difficult to assess.

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

E. OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2020, we were not party to any arrangements which may be considered to be off balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Commitments

At December 31, 2020, we had the following contractual obligations and commitments:

	Payment due by period
	Less than 1 year	1–3 years	3–5 years	After 5 years	Total
	(in millions of $)
5.75% unsecured convertible bonds due 2021	212.2	—	—	—	212.2
NOK700 million senior unsecured bonds due 2023	—	81.6	—	—	81.6
4.875% senior unsecured convertible bonds due 2023	—	139.9	—	—	139.9
NOK700 million senior unsecured bonds 2024	—	—	81.0	—	81.0
NOK700 million senior unsecured bonds 2025	—	—	62.9	—	62.9
Borrowings secured on Frontline shares	15.6	—	—	—	15.6
Floating rate long-term debt	257.1	534.1	278.9	—	1,070.1
Floating rate long-term debt in unconsolidated subsidiaries (1)	185.8	—	—	—	185.8
Total debt repayments	670.7	755.6	422.8	—	1,849.1
Total interest payments (2)	61.2	74.7	14.0	—	149.9
Finance lease obligations	48.9	104.9	419.3	—	573.1
Finance lease obligations in associated companies (4)	11.0	24.3	27.7	168.9	231.9
Interest on finance lease liabilities	25.8	44.6	14.5	—	84.9
Interest on finance lease liabilities in associated companies (4)	14.9	27.6	24.3	50.1	116.9
Scrubbers and BWTS installation commitments (3)	8.9	3.9	—	—	12.8
Total contractual cash obligations	841.4	1,035.6	922.6	219.0	3,018.6

(1)The floating rate long-term debt facilities in the unconsolidated subsidiaries relate to one drilling unit on charter to the Seadrill Charterers.
(2)Interest payments are based on the existing borrowings of both fully consolidated and equity-accounted subsidiaries. It is assumed that no further refinancing of existing loans takes place and that there is no repayment on revolving credit facilities. Interest rate swaps have not been included in the calculation. The interest has been calculated using the five year U.S. dollar swap of 0.88%, the five year NOK swap of 0.48% and the exchange rate of NOK8.42 = $1 as of March 17, 2021, plus agreed margins. Interest on fixed rate loans is calculated using the contracted interest rates.
(3)As at December 31, 2020, the Company had committed $5.8 million towards the procurement of scrubbers on two of its oil tankers and seven container vessels. As at December 31, 2020, the Company has also committed to paying approximately $7.0 million towards the installation of BWTS on 16 vessels from our fleet, with installations expected to take place up to 2022.
(4)This represents 49.9% of the finance lease liabilities and interest on finance lease liabilities in the associated companies within River Box in relation to four container vessels on charter to MSC.

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

Name	Age	Position
James O'Shaughnessy	57	Director of the Company and Chairperson of the Audit Committee
Kathrine Astrup Fredriksen	37	Director of the Company
Gary Vogel	55	Director of the Company
Keesjan Cordia	46	Director of the Company
Ole B. Hjertaker	54	Director and Chief Executive Officer of SFL Management AS (Principal Executive Officer)
Aksel C. Olesen	44	Chief Financial Officer of SFL Management AS (Principal Financial Officer)

Under our constituent documents, we are required to have at least one independent director on our Board of Directors whose consent will be required to file for bankruptcy, liquidate or dissolve, merge or sell all or substantially all of our assets.

Certain biographical information about each of our directors and officers is set forth below.

James O'Shaughnessy has been a Director of the Company since September 2018. Mr. O'Shaughnessy served as an Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited up to March 26, 2019. Prior to that Mr. O'Shaughnessy has amongst others served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O'Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland and is both a Fellow of the Institute of Chartered Accountants of Ireland and an Associate Member of the Chartered Insurance Institute of the UK. Mr. O'Shaughnessy earned a Master's Degree in Accounting from University College Dublin. Mr. O'Shaughnessy also serves as a director of Frontline, Golden Ocean, Archer Limited and Avance Gas.

Kathrine Astrup Fredriksen has been a Director of the Company since February 2020. Ms. Fredriksen has served as a board member of Norwegian Property ASA since 2016 and Axactor SE since April 2020. Ms. Fredriksen is currently employed by Seatankers Services (UK) LLP and she has previously been on the boards of Seadrill, Golar LNG, Frontline and Deep Sea Supply. Ms. Fredriksen was educated at the European Business School in London.

Gary Vogel has served as a Director of the Company since December 2016. Mr. Vogel is the Chief Executive Officer and a director of Eagle Bulk Shipping Inc (NASDAQ: EGLE), a U.S. listed owner and operator of dry bulk vessels. He has worked extensively both in the dry bulk market and capital markets, and was previously the Chief Executive Officer of Clipper Group in Denmark.
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

Ole B. Hjertaker has been a Director of the Company since October 2019. Mr. Hjertaker has served as Chief Executive Officer of SFL Management AS since July 2009, prior to which he served as Chief Financial Officer from September 2006. Mr. Hjertaker also served as Interim Chief Financial Officer of SFL Management AS between July 2009 and January 2011. Prior to joining SFL, Mr. Hjertaker was employed in the Corporate Finance division of DNB NOR Markets, a leading shipping and offshore bank. Mr. Hjertaker has extensive corporate and investment banking experience, mainly within the maritime/transportation industries, and holds a Master of Science degree from the Norwegian School of Economics and Business Administration. Mr. Hjertaker also serves as a director of NorAm Drilling Company AS.

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

B. COMPENSATION

During the year ended December 31, 2020, we paid to our directors and officers aggregate cash compensation of $2.1 million, including an aggregate amount of $0.05 million for pension and retirement benefits. We reimburse directors for reasonable out of pocket expenses incurred by them in connection with their service to us. In addition to cash compensation, during 2020 we also recognized a net expense of $0.5 million relating to directors' and officers' stock options.

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

D. EMPLOYEES

We currently employ 14 persons on a full-time basis through our subsidiaries SFL Management AS and Ship Finance Management (UK) Limited, and during the year ended December 31, 2020, employed 14 persons on a full-time basis. We have contracted with Frontline Management, Golden Ocean Management and other third parties for certain managerial responsibilities for our fleet, with Frontline Management for certain administrative services, including corporate services, and with Seatankers for certain advisory and support services.

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in our common shares as of March 22, 2021, are as follows:

Director or Officer	Beneficial interest in Common Shares of $0.01 each	Additional interest in options to acquire Common Shares which have vested	Percentage of Common Shares Outstanding
James O'Shaughnessy	—	24,999	*
Kathrine Astrup Fredriksen	**	—	*
Gary Vogel	—	24,999	*
Keesjan Cordia	—	24,999	*
Ole B. Hjertaker	91,840	188,333	*
Aksel C. Olesen	—	83,333	*

*    Less than one percent.

** Ms. Kathrine Fredriksen does not directly own any of our common shares. Hemen, our major shareholder, is indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family, including Ms. Fredriksen. These trusts are discretionary and the discretionary beneficiaries, including Ms. Fredriksen, can only potentially benefit if the trustee exercises its powers. As such, Ms. Fredriksen has no absolute entitlement to the trust assets and thus disclaims beneficial ownership of the 25,728,687 shares of our common stock owned by Hemen, except to the extent of her voting and dispositive interests in such shares of common stock (if any). Ms. Fredriksen has no pecuniary interest in such shares except as a discretionary beneficiary of the trusts referenced above.

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

Details of options to acquire our common shares by our Directors and officers as of March 22, 2021, were as follows:

	Number of options
Director or Officer	Total	Vested	Exercise price	Expiration Date
James O'Shaughnessy	25,000	16,666	$10.15	March 2024
James O'Shaughnessy	25,000	8,333	$12.30	February 2025
Gary Vogel	25,000	16,666	$10.15	March 2024
Gary Vogel	25,000	8,333	$12.30	February 2025
Keesjan Cordia	25,000	16,666	$10.15	March 2024
Keesjan Cordia	25,000	8,333	$12.30	February 2025
Ole B. Hjertaker	40,000	40,000	$10.00	September 2022
Ole B. Hjertaker	30,000	20,000	$11.07	April 2023
Ole B. Hjertaker	150,000	100,000	$10.15	March 2024
Ole B. Hjertaker	85,000	28,333	$12.30	February 2025
Aksel C. Olesen	100,000	66,666	$8.95	January 2024
Aksel C. Olesen	50,000	16,667	$12.30	February 2025

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table presents certain information as at March 17, 2021, regarding the ownership of our Common Shares with respect to each shareholder whom we know to beneficially own five percent or more of our outstanding Common Shares.

Owner	Number of Common Shares	Percent of Common Shares
Hemen Holding Limited (1)	25,728,687	20.1%
The Bank of New York Mellon Corporation (2)	6,497,938	5.1%

(1)According to the Schedule 13D/A filed with the SEC on November 16, 2018, Hemen Holding Limited ("Hemen") is a Cyprus holding company, indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the 25,728,687 shares of our common stock, except to the extent of his voting and dispositive interests in such shares of common stock and Mr. Fredriksen has no pecuniary interest in such shares.
(2)According to the Schedule 13G/A filed with the SEC on February 1, 2021, The Bank of New York Mellon Corporation holds 6,497,938 shares of our common stock.

A total of 128,125,075 common shares were outstanding as of March 17, 2021. In calculating the above percentages of common shares held by Hemen we have included 8,000,000 shares issued as part of a share lending arrangement relating to the October 2016 issue of 5.75% convertible notes and 3,765,842 shares issued in December 2018 as part of a share lending arranging relating to the 4.875% convertible notes. These shares will be returned to us on or before the maturity of the bonds in 2021 and 2023 respectively.

Our major shareholders have the same voting rights as our other shareholders.

As at March 17, 2021, we had 351 holders of record in the United States, including Cede & Co., which is the Depository Trust Company’s nominee for holding shares on behalf of brokerage firms, as a single holder of record.

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
-    Golden Ocean
-    Seatankers Management Co. Ltd. ("Seatankers")
-    NorAm Drilling
-    Golden Close Corp. Ltd. ("Golden Close")
-    Sterna Finance Ltd ("Sterna Finance")
-    ADS Maritime Holding Plc, formerly known as ADS Crude Carriers Plc ("ADS Maritime Holding")
-     River Box Holding Limited ("River Box")

As of March 22, 2021, we chartered two vessels to Frontline Shipping under long-term direct financing leases, most of which were given economic effect from January 1, 2004. At December 31, 2020, the balance of net investments in direct financing leases to Frontline Shipping was $76.1 million before credit loss provision (2019: $111.5 million) of which $6.3 million (2019: $8.3 million) represented short-term maturities.

Frontline Shipping is a wholly owned subsidiary of Frontline, but the performance under the leases is not guaranteed by Frontline. Frontline Shipping can only make distributions to its parent company if it can demonstrate it will have free cash of minimum of $2 million per vessel both prior to and following (i) such distribution, (ii) the payment of the next hire due and any profit share accrued under the charters and (iii) the note issued to us must be fully repaid. Due to the volatile nature of the tanker market, there is a risk that Frontline Shipping may not have sufficient funds to pay the agreed charter hires. However, the performance under the fixed price management agreements with Frontline Management whereby we pay management fees of $9,000 per day for each vessel to cover all operating costs including drydocking costs, are guaranteed by Frontline.

As compensation for amendments entered into in June 2015, we received 55 million ordinary shares in Frontline, the fair value of which amounted to $150.2 million on the date of receipt. Following the amendments, from July 1, 2015, the leases were revised to reflect the compensation payment received and the reduction in future minimum lease payments to be received. In February 2016, Frontline enacted a 1-for-5 reverse stock split, and after the stock split we held 11 million ordinary shares. During the year ended December 31, 2020 we sold approximately 2.0 million shares (2019: 7.6 million shares) and our holding of Frontline now consists of approximately 1.4 million shares. In the year ended December 31, 2020, we received dividend income totaling $3.1 million (2019: $0.3 million) on these shares.

During 2019, we agreed to install scrubbers on the two vessels on charter to Frontline Shipping and incurred costs of $4.2 million which represents a 50% share of joint costs with Frontline Shipping. Profits sharing arrangements were not changed.

Amendments to the charter agreements made in June 2015, increased the profit sharing percentage to 50% for earnings above the new time-charter rates with effect from July 1, 2015. Following the amendments, the profit share is calculated and payable on a quarterly basis. We earned $18.6 million under the 50% profit sharing agreement in 2020 (2019: $4.8 million; 2018: $1.5 million).

As of March 22, 2021, we chartered one (2019: two) of our ultra deepwater drilling units to one of the Seadrill Charterers under a long-term direct financing lease. This drilling rig is being owned by an equity-accounted subsidiary. At December 31, 2020, the balance of net investments in direct financing leases to the two Seadrill Charterers was $271.6 million (2019: $592.7 million), of which $16.5 million (2019: $32.9 million) represents short-term maturities.

In 2015, we took delivery of eight Capesize dry bulk carriers from subsidiaries of Golden Ocean for a total cost of $272.0 million. The vessels were immediately chartered back to a subsidiary of Golden Ocean on ten year time charters, at base charter rates of $17,600 per day for the first seven years and $14,900 per day thereafter. The charters also included an interest adjustment clause, whereby the base charter rates are adjusted based on the actual LIBOR compared to a base LIBOR. The performance under the charters is fully guaranteed by Golden Ocean. We will also receive a 33% profit share of revenues above the interest adjusted base charter rates, calculated and payable on a quarterly basis. In December 2019, amendments were made to seven of the charters, we agreed to finance an exhaust gas cleaning system ("scrubbers") on seven vessels with an amount of up to $2.5 million per vessel, subject to an increase in the base charter rate of $1,535 per day from 1 January 2020 until 30 June 2025. In the event that the cost of the installation is below or exceeds $2.5 million per vessel, such cost will be for the benefit of Golden Ocean.

In the year ended December 31, 2020, we earned $0.04 million income under this arrangement (2019: $0.8 million; 2018: $0.2 million). The charters for these vessels are classified as operating leases and at December 31, 2020, the net book value of these vessels was $200.5 million (2019: $201.7 million). The amendment to charters on seven of the vessels in 2019 did not amend the original lease classification.

We pay Frontline Management a management fee of $9,000 per day per vessel for all vessels chartered to Frontline Shipping, apart from certain vessels where the fee is suspended while they are sub-chartered on a bareboat basis. This daily fee has been payable since July 1, 2015, when amendments to the charter agreement became effective, before which the fixed daily fee was $6,500 per day. As of March 22, 2021, we also have 16 container vessels, 14 dry bulk carriers, two Suezmax tankers, two car carriers and two product tankers operating on time charter or in the spot market, for which the supervision of the technical management is sub-contracted to Frontline Management. In the year ended December 31, 2020, management fees paid to Frontline Management amounted to $8.9 million (2019: $11.8 million; 2018: $24.0 million). The management fees are classified as vessel operating expenses.

We pay Golden Ocean Management a management fee of $7,000 per day per vessel for the eight vessels chartered to a subsidiary of Golden Ocean. As of March 22, 2021, we also have 16 container vessels and 14 dry bulk carriers operating on time charter or in the spot market, for which part of the operating management is sub-contracted to Golden Ocean Management. In the year ended December 31, 2020, total management fees paid to Golden Ocean Management amounted to approximately $21.4 million (2019: $21.3 million; 2018: $21.2 million).

In 2018, we received a termination fee of $8.9 million (with a fair value of $4.4 million) in the form of a loan note from Frontline Shipping for the early termination of the Front Circassia lease and loan notes from Frontline for $3.4 million per vessel were received as compensation for early termination of the charters Front Page, Front Stratus, Front Serenade and Front Ariake. The loans notes were settled in February 2020. In the year ended December 31, 2020 we earned total interest on the loan notes from Frontline and Frontline Shipping in the amount of approximately $0.2 million (2019: $1.6 million; 2018: $0.9 million).

In February 2020, we delivered the 2002-built VLCC Front Hakata to an unrelated third party for sale proceeds of $33.5 million. Furthermore, we agreed with Frontline Shipping Limited (“FSL”), to terminate the long-term charter for the vessel upon the sale and delivery and paid $3.2 million compensation to FSL for early termination of the charter. The loan notes for the Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake sold in 2018 were settled in February 2020. We received $19.9 million as settlement and recognized a gain of $4.4 million in the first quarter of 2020.

In May 2018, four of our wholly-owned subsidiaries entered into a $320.0 million unsecured loan facility provided by an affiliate of Hemen, Sterna Finance. The unsecured intermediary loan facility was entered into to partly fund the acquisition of four 13,800 TEU container vessels acquired in May 2018. We had provided a corporate guarantee for this loan facility, which had a fixed interest rate, was non-amortizing and had a term of 13 months from the drawdown date of the loan. Interest expense incurred on the loan in the year ended December 31, 2020 was $0.0 million. (2019: $0.0 million; 2018: $6.4 million). The loan balance was prepaid in full in November 2018.

In August 2018, we acquired approximately 4.0 million shares in ADS Maritime Holding, a newly formed company trading on the Oslo Merkur Market. The shares were purchased for $10.0 million, and have a fair value of $8.9 million at December 31, 2020. These shares, on which dividend income was received in the year ended December 31, 2020 of $2.9 million (2019: $0.3 million; 2018: $0.0 million), represent approximately 17% of the outstanding shares. In December 2019, we signed a $7.5 million senior unsecured revolving credit facility agreement with ADS Maritime Holding, as ‘Borrower’ whereby SFL would provide $5 million of the unsecured facility or approximately 67%. The facility was available for 12 months and carried an interest rate and a commitment fee on the undrawn available balance of the facility. We received an upfront fee of $50,000 in respect of this contract in the year ended December 31, 2019.  In March 2021, the Company received a capital dividend of approximately $8.8 million from ADS Maritime Holding following the sale of its remaining two vessels. Also in March 2021, the Company sold its remaining shares in ADS Maritime Holding for a consideration of approximately $0.8 million.

In November 2016, we acquired approximately 12 million shares in NorAm Drilling for a consideration of approximately $0.7 million. In November 2018 NorAm undertook a share consolidation of 20:1, resulting in a revised investment of 0.6 million shares. On the same day NorAm participated in a rights issue, increasing our investment in shares by 0.6 million shares. In December 2018, we acquired an additional 41,756 shares bringing the total investment in NorAm to 1.3 million shares with a fair value of $3.9 million. This investment, on which dividend income was received in the year ended December 31, 2020, of $0.0 million (2019: $0.0 million; 2018: $0.0 million), is included in "Investments in Debt and Equity Securities" (Note 11).

We also hold within "Investments in Debt and Equity Securities" senior secured corporate bonds in NorAm Drilling due 2021. During 2018, we redeemed a total of 0.5 million units at par value and recorded no gain or loss on redemption. In 2019, we partially disposed of the investment in NorAm Drilling securities at par value of $0.3 million. Interest amounting to $0.4 million was earned in the year ended December 31, 2020 (2019: $0.5 million; 2018: $0.5 million).

During 2018, Golden Close initiated liquidation proceedings. As a result of this, we received total proceeds of $45.6 million in settlement of its total investment, resulting in an overall net gain of $13.5 million. We earned interest income on the Golden Close notes up to the date of redemption of $0.0 million in the year ended December 31, 2020 (2019: $0.0 million; 2018: $0.2 million). As at December 31, 2020, the net investment in Golden Close debt and equity securities is $0.0 million (2019: $0.0 million).

River Box was a previously wholly-owned subsidiary of SFL. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, we sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. Net proceeds of $17.5 million were received for the shares, resulting in a net gain of $1.9 million on the sale. SFL has accounted for the remaining 49.9% ownership in River Box using the equity method (Refer to Note 17: Investment in associated companies).

SFL Deepwater, SFL Hercules and SFL Linus each own the drilling units West Taurus, West Hercules and West Linus respectively. These units are leased to subsidiaries of Seadrill, a related party. Because the main assets of SFL Deepwater, SFL Hercules and SFL Linus are the subject of leases which each include both fixed price call options and a fixed price purchase obligation or put option, they were previously determined to be variable interest entities in which SFL was not the primary beneficiary and therefore were all previously accounted for as investments in associated companies (Refer to Note 17: Investment in associated companies). During the year ended December 31, 2020, Seadrill publicly disclosed that they had appointed financial and legal advisors to evaluate comprehensive restructuring alternatives to reduce debt service costs and overall indebtedness. In September and October 2020, Seadrill failed to pay hire when due under the leases for the three drilling unit. The overdue hires along with certain other events, constituted an event of default under such leases and the related financing agreements. Under the terms of the leases, charter payment from the sub-charterers of West Hercules and West Linus, were paid into accounts pledged to SFL and its financing banks. During November and December 2020, Seadrill and SFL entered into forbearance and funds withdrawal agreements during which Seadrill was allowed to use certain funds received from the sub-charterers to pay operating expenses for the rigs in exchange for the Company being paid approximately 65 -75% of the existing contracted lease hire related to the West Hercules and the West Linus. Any hire received by Seadrill relating to the sub-charters on these two rigs in excess of the withdrawn amounts remained in Seadrill’s earnings accounts pledged to SFL In February 2021, Seadrill announced that it had filed for Chapter 11. See Note 29: Subsequent Events). In October 2020, SFL was determined to be the primary beneficiary of SFL Linus and SFL Deepwater following changes to the financing agreements as a result of defaults by Seadrill. Therefore, we consolidated these subsidiaries from October 2020.

SFL Hercules is a wholly-owned subsidiary, which continues to be accounted for using the equity method. SFL has granted $45.0 million and $145.0 million loans to River Box and SFL Hercules respectively. The loans are fixed interest rate loans and are repayable in full on November 16, 2033 and October 1, 2023, respectively, or earlier if the companies sell their assets. The outstanding loan balances as at December 31, 2020, were $45 million and $78.9 million for River Box and SFL Hercules. SFL is entitled to take excess cash from SFL Hercules, and such amount is recorded within its current account with SFL. The loan agreement specifies that the balance on the current account will have no interest applied and will be settled via a net off against the eventual repayments of the fixed interest loan.

SFL Deepwater and SFL Linus are also wholly-owned subsidiaries of SFL that were accounted for using the equity method until October 2020 and have loans with SFL which have now been consolidated.

In the year ended December 31, 2020, we received interest income on these loans of $0.0 million from River Box (2019: $0.0 million; 2018: $0.0 million), $3.6 million from SFL Hercules (2019: $3.6 million; 2018: $3.6 million), $3.8 million from SFL Deepwater (2019: $5.1 million; 2018: $5.1 million), and $4.5 million from SFL Linus (2019: $5.4 million, 2018: $5.4 million) totaling $11.9 million. As at December 31, 2020, the bank borrowings of SFL Hercules amounted to $185.8 million and we guaranteed $83.1 million of this debt which is secured by first priority mortgage over the drilling unit. In addition, we have assigned all claims we may have under secured loan granted by us to SFL Hercules, in favor of the lender under the respective credit facility.

C. INTERESTS OF EXPERTS AND COUNSEL

The consolidated financial statements of SFL Corporation Ltd. (formerly Ship Finance International Limited) (“SFL” or the “Company”) and its subsidiaries, consist of consolidated balance sheets as of December 31, 2020 and December 31, 2019, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2020, which have been audited by MSPC, Certified Public Accountants and Advisors, PC ("MSPC"), an independent registered public accounting firm, in conformity with accounting principles generally accepted in the United States of America.

As part of the above audits MSPC had used employees of other accounting firms to participate in its audit of the Company in accordance with PCAOB AS 1201. Such personnel were from Moore Stephens LLP, the UK member firm of Moore Stephens International until February 4th 2019 and thereafter latterly BDO LLP (“BDO”), the UK member firm of BDO International.

In October 2019, during the annual independence evaluation procedures, BDO (and previously Moore Stephens LLP) identified a non-audit service provided in fiscal years 2018 and 2019 to Ship Finance Management (UK) Limited, an immaterial UK subsidiary of the Company that is not permissible under SEC independence rules. The services were performed by different BDO employees to those that participated in the MSPC audit of the Company. BDO, previously Moore Stephens LLP ceased to provide these services prior to December 31, 2019. The fees for the services to both Moore Stephens LLP and latterly BDO were less than 1% of the total annual audit fee to MSPC and the UK subsidiary’s assets and income were less than 0.5% of the total consolidated asset and net income of the Company in each of the above respective periods.

MSPC considered whether the matter noted above impacted its objectivity and ability to exercise impartial judgment with regard to its engagement as our auditors and have concluded that there has been no impairment of MSPC’s objectivity and ability to exercise impartial judgment on all matters encompassed within its audits. After taking into consideration the facts and circumstances of the above matter and MSPC’s determination, our Board of Directors also concluded that MSPC’s objectivity and ability to exercise impartial judgment has not been impaired during any of the years in the three-year period ended December 31, 2020.

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

We have paid the following cash dividends in 2016, 2017, 2018, 2019 and 2020:

Payment Date	Amount per Share
2016
March 30, 2016	$0.45
June 29, 2016	$0.45
September 29, 2016	$0.45
December 29, 2016	$0.45

2017
March 30, 2017	$0.45
June 30, 2017	$0.45
September 29, 2017	$0.35
December 29, 2017	$0.35

2018
March 27, 2018	$0.35
June 29, 2018	$0.35
September 27, 2018	$0.35
December 28, 2018	$0.35

2019
March 29, 2019	$0.35
June 28, 2019	$0.35
September 23, 2019	$0.35
December 27, 2019	$0.35

2020
March 25, 2020	$0.35
June 30, 2020	$0.25
September 30, 2020	$0.25
December 30, 2020	$0.15

On February 17, 2021, our Board of Directors declared a dividend of $0.15 per share which will be paid in cash on or around March 30, 2021.

B. SIGNIFICANT CHANGES

None.

ITEM 9.    THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

Our common shares were listed on the NYSE on June 14, 2004, and commenced trading on that date under the symbol "SFL".

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

On May 1, 2020, SFL filed a registration statement to register the sale of up to 10,000,000 Common Shares pursuant to the dividend reinvestment plan, or DRIP to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned or other cash amounts, in the Company's Common Shares on a regular basis, one time basis or otherwise. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, SFL may grant additional share sales to investors from time to time up to the amount registered under the plan.

At the Annual General Meeting of the Company held in August 2020, a resolution was passed to approve an increase of the Company’s authorized share capital from $2,000,000 equivalent to 200,000,000 common shares of $0.01 par value each to $3,000,000 equivalent to 300,000,000 common shares of $0.01 par value each by the authorization of an additional 100,000,000 common shares of $0.01 par value each.

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

C. MATERIAL CONTRACTS

We have not entered into any new material contracts since January 1, 2020, other than those entered in the ordinary course of business or already attached in the exhibits.

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

Application of Section 883 of the Code

Under the relevant provisions of Section 883 of the Code, or Section 883, the Company will be exempt from U.S. federal income taxation on its U.S. source shipping income if:

(i)It is organized in a "qualified foreign country," which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, and which the Company refers to as the Country of Organization Requirement; and
(ii)It can satisfy any one of the following two stock ownership requirements for more than half the days during the taxable year:
•the Company's stock is "primarily and regularly traded on an established securities market" located in the United States or a "qualified foreign country," which the Company refers to as the Publicly-Traded Test; or
•more than 50% of the Company's stock, in terms of value, is beneficially owned by any combination of one or more individuals who are residents of a "qualified foreign country" or foreign corporations that satisfy the Country of Organization Requirement and the Publicly-Traded Test, which the Company refers to as the 50% Ownership Test.

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

As discussed below, for the 2020 taxable year we believe the Company satisfied the Publicly-Traded Test, since on more than half the days in the taxable year we believe the Company's common shares were primarily and regularly traded on the NYSE, an established securities market in the United States.

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

For our 2020 taxable year, we do not believe that we were subject to the 5 Percent Override Rule and, therefore, we believe that we satisfied the Publicly-Traded Test. There are, however, factual circumstances beyond our control that could cause the Company to lose the benefit of the Section 883 exemption and thereby become subject to U.S. federal income tax on its U.S. source shipping income. For example, Hemen owned as much as approximately 20.1% of our outstanding common shares during the 2020 year. There is, therefore, a risk that the Company could no longer qualify for exemption under Section 883 for a particular taxable year if other 5% Shareholders were, in combination with Hemen, to own 50% or more of the outstanding common shares of the Company on more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances as to the tax-exempt status of the Company or any of its subsidiaries.

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

Our U.S. source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

•we had, or were considered to have, a fixed place of business in the United States involved in the earning of U.S. source shipping income; and
•substantially all of our U.S. source shipping income were attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States, or, in the case of income from the chartering of a vessel, were attributable to a fixed place of business in the United States.

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

We intend to take the position that we were not treated as a PFIC for our 2020 taxable year. For the 2021 taxable year and future taxable years, depending upon the relative amount of income we derive from our various assets as well as their relative fair market values, it is possible that we may be treated as a PFIC.

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

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF Election or a Mark-to-Market Election for that year, whom we refer to as a Non-Electing Holder, would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common shares;
•the amount allocated to the current taxable year and any taxable years before the Company became a PFIC would be taxed as ordinary income; and
•the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or
•the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to "backup withholding" if you are a non-corporate U.S. Holder and you:

•fail to provide an accurate taxpayer identification number;
•are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or
•in certain circumstances, fail to comply with applicable certification requirements.

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

At December 31, 2020, we had entered into currency rate swap contracts and combined currency and interest rate swaps with a total notional principal of NOK600 million ($76.8 million), to hedge against fluctuations in interest and exchange rates on our NOK600 million senior unsecured bonds due 2023. Under the currency rate swap contracts, variable NIBOR interest rates including additional margins are swapped for variable LIBOR rates including additional margins. Under the combined currency and interest rate swaps, variable NIBOR interest rates including additional margins are swapped for fixed interest rates at an average of 6.74%. The eventual settlement of the bonds will have an effective exchange rate of NOK7.81 = $1. These contracts expire in September 2023 and we estimate that we would pay $8.8 million to terminate them as of December 31, 2020 (2019: $10.7 million). At December 31, 2020, we had entered into additional combined currency and interest rate swap contracts with a total notional principal of NOK100 million ($11.3 million) to hedge against fluctuations in exchange rates on the NOK100 million tap issue to the NOK600 million. Under these contracts, variable NIBOR interest rates including additional margins are swapped for a fixed interest rate of 6.38%. The eventual settlement of the bonds will have an effective exchange rate of NOK8.89 = $1. These contracts expire in September 2023 and we estimate that we would receive $0.0 million to terminate them as of December 31, 2020 (2019: $0.2 million).

Similarly, at December 31, 2020, we had entered into currency rate contracts and combined currency and interest rate swap contracts with a total notional principal of NOK700 million ($80.5 million), to hedge against fluctuations in interest and exchange rates on our NOK700 million senior unsecured bonds due 2024. In the year ended December 31, 2020 we repurchased bonds totaling NOK5 million. The net amount of debt outstanding at December 31, 2020 was NOK695 million (2019: NOK700 million). At December 31, 2020. Under the currency rate swap contracts, variable NIBOR interest rates including additional margins are swapped for variable LIBOR rates including additional margins. Under the combined currency and interest rate swaps, variable NIBOR interest rates including additional margins are swapped for fixed interest rates at an average of 6.87%. The eventual settlement of the bonds will have an effective exchange rate of NOK8.69 = $1. These contracts expire in June 2024 and we estimate that we would pay $2.2 million to terminate them as of December 31, 2020 (2019: $2.4 million).

Similarly, at December 31, 2020, we had entered into currency rate contracts with a total notional principal of NOK600 million ($67.5 million), to hedge against fluctuations in exchange rates on our NOK600 million senior unsecured bonds due 2025. In the year ended December 31, 2020 we repurchased bonds totaling NOK60 million. The net amount of debt outstanding at December 31, 2020 was NOK540 million (2019: NOK0 million). Under these contracts, variable NIBOR interest rates including additional margins are swapped for variable LIBOR rates including additional margins. The eventual settlement of the bonds will have an effective exchange rate of NOK8.88 = $1. These contracts expire in January 2025 and we estimate that we would receive $3.1 million to terminate them as of December 31, 2020 (2019: $0.0 million).

At December 31, 2020, we and our consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $0.9 billion (2019: $1.0 billion) at fixed interest rates between 0.28% per annum and 2.97% per annum. These interest rate swap agreements mature between February 2021 and August 2029, and we estimate that we would pay $23.0 million to terminate them as of December 31, 2020 (2019: $5.5 million).

The overall effect of our swaps is to fix the interest rate on approximately $0.9 billion of our floating rate debt at December 31, 2020 (2019: $1.0 billion), at a weighted average interest rate of 2.91% per annum including margin (2019: 4.26%).

Several of our charter contracts contain interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest rate on the outstanding loan, effectively transferring interest rate exposure to the counterparty under the charter contract. At December 31, 2020, a total of $0.5 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity accounted subsidiaries. None of this was subject to interest rate swaps entered into for the benefit of the charterer. The balance of $0.5 billion remained on a floating rate basis. Comparably as at December 31, 2019, a total of $0.7 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity accounted subsidiaries. None of this was subject to interest rate swaps entered into for the benefit of the charterer, with the balance of $0.7 billion remaining on a floating rate basis.

At December 31, 2020, our net exposure, including equity-accounted subsidiaries, to interest rate fluctuations on our outstanding debt was $54.9 million, compared with $166.6 million at December 31, 2019. Our net exposure to interest fluctuations is based on our total of $1.5 billion floating rate debt outstanding at December 31, 2020, less the $0.9 billion notional principle of our interest rate swaps and the $0.5 billion remaining floating rate debt subject to interest adjustment clauses under charter contracts. A one per-cent change in interest rates would thus increase or decrease net exposure by approximately $0.5 million per year as of December 31, 2020 (2019: 1.7 million per year). Please note that two of these charter contracts representing $0.3 billion of the floating rate debt subject to interest adjustment clauses, relate to charters with Seadrill which entered Chapter 11 court proceeding in February 2021. See Item 3D Risk Factors.

As of March 22, 2021, we were not party to any other interest rate or currency derivative contracts.

We may in the future enter into short-term Total Return Swap ("TRS") arrangements relating to our own shares and bonds or securities in other companies.

Apart from our NOK700 million due 2023, NOK700 million due 2024 and NOK600 million due 2025 floating rate bonds, which have been hedged, the majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

a)    Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) and 15d-15(e) of the Exchange Act, management assessed the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of the evaluation date.

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

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of our internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act, as of December 31, 2020. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our internal controls over financial reporting were effective as of December 31, 2020.

c)    Attestation report of the registered public accounting firm

MSPC, Certified Public Accountants and Advisors, a Professional Corporation, our independent registered public accounting firm, has issued their attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2020. Such report appears on page F-2.

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

ITEM 16B.    CODE OF ETHICS

We have adopted a Code of Ethics that applies to all entities controlled by us and our employees, directors, officers and our agents. We have posted our code of ethics on our website at www.sflcorp.com. We will provide any person, free of charge, with a copy of our code of ethics upon written request to our registered office. Any waivers that are granted from any provision of our Code of Ethics may be disclosed on our website within five business days following the date of such waiver.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2020 and 2019 was MSPC, Certified Public Accountants and Advisors, A Professional Corporation (“MSPC”). The following table sets forth the fees related to audit and other services provided by MSPC.

	2020	2019
Audit Fees (a)	$560,000	$560,000
Audit-Related Fees (b)	$129,000	$129,000
Tax Fees (c)	—	—
All Other Fees (d)	$3,340	$—
Total	$692,340	$689,000

(a)Audit Fees
Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.
(b)Audit -Related Fees
Audit-related fees consisted of assurance and related services rendered by the principal accountant related to the performance of the audit or review of our financial statements which have not been reported under Audit Fees above.
(c)Tax Fees
Tax fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.
(d)All Other Fees
All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

(e)Audit Committee's Pre-Approval Policies and Procedures
Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X, that require the Board of Directors to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by us. All services provided by the principal auditor in 2020 and 2019 were approved by the Board of Directors pursuant to the pre-approval policy.

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

Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. As a Foreign Private Issuer, we are exempt from this rule and may comply with it voluntarily. Our Board of Directors currently consists of five directors, three of which are considered "independent" according to NYSE's standards for independence. However, as permitted under Bermuda law, our Board of Directors may in the future not consist of a majority of independent directors.

Compensation Committee. The NYSE requires that a listed U.S. company have a compensation committee of independent directors. As a Foreign Private Issuer we are exempt from this rule and may comply with it voluntarily. As permitted under Bermuda law, our Compensation Committee may not consist entirely of independent directors.

Solicitation of Proxies. The NYSE requires that a U.S. company solicit proxies and provide proxy statements for all shareholder meetings. Such company must also provide copies of its proxy solicitation to the NYSE. As permitted under Bermuda law and our bye-laws we do not currently solicit proxies or provide proxy materials to the NYSE. Our bye-laws also require that we notify our shareholders of meetings no less than five (5) days before the meeting.

Quorum. The NYSE “gives careful consideration” to provisions that fix a quorum for stockholders’ meetings that is less than a majority of outstanding shares, but in general the NYSE has not objected to reasonably lesser quorum requirements in cases where the companies have agreed to make general proxy solicitations for future meetings of shareholders. The Company follows applicable Bermuda laws with respect to quorum requirements. The Company’s quorum requirement is set forth in its bye-laws, which provide that a quorum for the transaction of business at any meeting of shareholders is two or more shareholders either present in person or represented by proxy. If we only have one shareholder, then one shareholder present in person or proxy shall constitute the necessary quorum.

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

See Item 18.

ITEM 18.    FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-67 are filed as part of this annual report:

Financial Statements: SFL Corporation Ltd.

ITEM 19.               EXHIBITS

Number	Description of Exhibit
1.1*
Memorandum of Association of Ship Finance International Limited (the "Company"), incorporated by reference to Exhibit 3.1 of the Company's Registration Statement, SEC File No. 333-115705, filed on May 21, 2004 (the "Original Registration Statement").

1.2*	Amended and Restated Bye-laws of the Company, as adopted on September 28, 2007, incorporated by reference to Exhibit 1 of the Company's 6-K filed on October 22, 2007.

1.3*	Amended and Restated Bye-laws of the Company, as adopted on September 20, 2013, incorporated by reference to Exhibit 1.3 of the Company's 2014 Annual Report filed on Form 20-F on April 9, 2015.

1.4*	Amended and Restated Bye-laws of the Company, as adopted on September 23, 2016, incorporated by reference to Exhibit 1 of the Company's Form 6-K filed on September 29, 2016.

2.1*	Form of Common Stock Certificate of the Company, incorporated by reference to Exhibit 4.1 of the Company's Original Registration Statement.

2.2*	Description of Securities of the Company, incorporated by reference to Exhibit 2.2 of the Company's 2019 Annual Report filed on Form 20-F on March 27, 2020.

4.1*	Form of Performance Guarantee dated January 1, 2004, issued by Frontline Ltd, incorporated by reference to Exhibit 10.3 of the Company's Original Registration Statement.

4.2*	Amendment No. 4 to Performance Guarantee dated January 1, 2004, incorporated by reference to Exhibit 4.3 of the Company's 2009 Annual Report as filed on Form 20-F on April 1, 2010.

4.3*	Form of Time Charter, incorporated by reference to Exhibit 10.4 of the Company's Original Registration Statement.

4.4*	Form of Vessel Management Agreements, incorporated by reference to Exhibit 10.5 of the Company's Original Registration Statement.

4.5*	Form of Charter Ancillary Agreement dated January 1, 2004, incorporated by reference to Exhibit 10.6 of the Company's Original Registration Statement.

4.6*	Addendum No. 6 to Charter Ancillary Agreement dated January 1, 2004, incorporated by reference to Exhibit 4.8 of the Company's 2009 Annual Report as filed on Form 20-F on April 1, 2010.

4.7*	Amendments dated August 21, 2007, to the Charter Ancillary Agreements, incorporated by reference to Exhibit 4.8 of the Company's 2007 Annual Report as filed on Form 20-F on March 17, 2008.

4.8*	New Administrative Services Agreement dated November 29, 2007, incorporated by reference to Exhibit 4.10 of the Company's 2007 Annual Report as filed on Form 20-F on March 17, 2008.

4.9*	Share Option Scheme, incorporated by reference to Exhibit 2.2 of the Company's 2006 Annual Report as filed on Form 20-F on July 2, 2007.

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

SFL Corporation Ltd.
(Registrant)

Date:	March 22, 2021	By:	/s/ Aksel C. Olesen
Aksel C. Olesen
Principal Financial Officer

SFL Corporation Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
SFL Corporation Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of SFL Corporation Ltd and subsidiaries (the "Company") as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively referred to as the financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SFL Corporation Ltd and subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

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

New York, New York
March 22, 2021

SFL Corporation Ltd.

 CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2020, 2019 and 2018
(in thousands of $, except per share amounts)

	2020	2019	2018
Operating revenues
Interest income related parties – direct financing leases	1,744	3,796	9,623
Interest income other – sales-type, direct financing leases and leaseback assets	69,472	56,524	30,055
Service revenue related parties – direct financing leases	6,903	9,855	22,095
Profit sharing revenues – related parties	18,677	5,615	1,779
Profit sharing income – other	3,892	—	—
Time charter revenues – related parties	51,954	51,132	53,258
Time charter revenues – other	268,635	288,019	239,468
Bareboat charter revenues – other	7,863	23,490	36,222
Voyage charter revenues – other	37,287	17,617	24,339
Other operating income	4,620	2,801	1,873
Total operating revenues	471,047	458,849	418,712
Gain/(loss) on sale of assets and termination of charters, net	2,250	—	(2,578)
Gain on sale of subsidiaries, operating	—	—	7,613
Operating expenses
Vessel operating expenses – related parties	30,276	33,092	45,266
Vessel operating expenses – other	125,367	101,342	83,282
Depreciation	111,279	116,381	104,079
Vessel impairment charge	333,149	60,054	64,338
Administrative expenses – related parties	1,178	1,484	1,072
Administrative expenses – other	10,222	8,719	8,095
Total operating expenses	611,471	321,072	306,132
Net operating (loss)/income	(138,174)	137,777	117,615
Non-operating income / (expense)
Interest income – related parties, long term loans to associated companies	11,925	14,128	14,128
Interest income – related parties, other	599	1,642	880
Interest income – other	876	4,294	2,943
Interest expense – related parties	—	—	(6,378)
Interest expense – other	(135,442)	(145,058)	(107,508)
(Loss)/gain on investments in debt and equity securities	(22,453)	67,701	25,754
Gain on purchase of bonds and debt extinguishment	67,533	1,802	1,146
Gain on settlement of related party loan notes	4,446	—	—
Dividend income – related parties	6,030	2,590	—
Gain on sale of subsidiaries, non-operating	1,894	—	—
Other financial items, net	(25,945)	(12,753)	10,407
Net (loss)/income before equity in earnings of associated companies	(228,711)	72,123	58,987
Equity in earnings of associated companies	4,286	17,054	14,635
Net (loss)/income	(224,425)	89,177	73,622
Per share information:
Basic (loss)/earnings per share	$(2.06)	$0.83	$0.70
Weighted average number of shares outstanding, basic	108,972	107,614	105,898
Diluted (loss)/earnings per share	$(2.06)	$0.83	$0.69
Weighted average number of shares outstanding, diluted	108,972	107,696	107,606
Cash dividend per share declared and paid	$1.00	$1.40	$1.40
The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31, 2020, 2019 and 2018
(in thousands of $)

	2020	2019	2018
Comprehensive (loss)/income, net of tax
Net (loss)/income	(224,425)	89,177	73,622
Fair value adjustments to hedging financial instruments	(7,695)	(12,748)	(3,433)
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	1,059	—	(3,127)
Fair value adjustments to investment securities classified as available-for-sale	(4,608)	(2,190)	2,244
Earnings reclassification of previously deferred fair value adjustments to investment securities classified as available-for-sale securities	4,888	2,181	—
Fair value adjustments to hedging financial instruments in associated companies	—	—	(206)
Other comprehensive income/(loss)	55	(6)	(74)
Other comprehensive loss, net of tax	(6,301)	(12,763)	(4,596)
Comprehensive (loss)/income	(230,726)	76,414	69,026
 The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.
CONSOLIDATED BALANCE SHEETS
as of December 31, 2020 and 2019
(in thousands of $)

	2020	2019
ASSETS
Current assets
Cash and cash equivalents	215,445	199,521
Restricted cash	8,953	3,495
Investment in debt and equity securities	28,805	74,079
Due from related parties	7,718	22,399
Trade accounts receivable	6,666	4,583
Other receivables	22,024	20,132
Inventories	8,808	7,934
Prepaid expenses and accrued income	2,597	1,635
Investment in sales-type leases, direct financing leases and leaseback assets, current portion	55,420	56,189
Financial instruments at fair value, current portion	—	520
Total current assets	356,436	390,487
Vessels and equipment, net	1,240,698	1,404,705
Vessels under finance lease, net	697,380	714,476
Investment in sales-type leases, direct financing leases and leaseback assets, long-term portion	622,123	938,198
Investment in associated companies	27,297	42,161
Loans and long term receivables from related parties including associates	123,910	327,616
Other long-term assets	21,961	64,248
Financial instruments at fair value, long-term portion	3,406	3,479
Total assets	3,093,211	3,885,370
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	484,956	253,059
Finance lease liability, current portion	48,887	68,874
Due to related parties	2,724	3,980
Trade accounts payable	1,247	3,445
Accrued expenses	21,060	17,132
Financial instruments at fair value, current portion	1,572	6,067
Other current liabilities	16,085	13,279
Total current liabilities	576,531	365,836
Long-term liabilities
Long-term debt	1,164,113	1,355,029
Finance lease liability, long-term portion	524,200	1,037,553
Financial instruments at fair value, long-term portion	32,712	20,579
Other long-term liabilities	4	4
Total liabilities	2,297,560	2,779,001
Commitments and contingent liabilities
Stockholders' equity
Share capital ($0.01 par value; 300,000,000 shares authorized; 127,810,064 shares issued and outstanding at December 31, 2020). ($0.01 par value; 200,000,000 shares authorized; 119,391,310 shares issued and outstanding at December 31, 2019).	1,278	1,194
Additional paid-in capital	531,382	469,426
Contributed surplus	539,370	648,764
Accumulated other comprehensive loss	(19,316)	(13,015)
Accumulated deficit	(257,063)	—
Total stockholders' equity	795,651	1,106,369
Total liabilities and stockholders' equity	3,093,211	3,885,370
The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.
 CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2020, 2019 and 2018
(in thousands of $)

	2020	2019	2018
Operating activities
Net (loss)/income	(224,425)	89,177	73,622
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	111,279	116,381	104,079
Amortization of deferred charges	9,040	8,085	10,187
Amortization of seller's credit	—	(103)	(447)
Amortization of deferred charter revenue	6,641	5,406	1,699
Vessel impairment charge	333,149	60,054	64,338
Long-term assets impairment charge	—	9,168	1,730
Adjustment of derivatives to fair value recognized in net income	20,432	3,449	(13,898)
Loss/(gain) on investments in debt and equity securities	22,453	(67,701)	(25,754)
Equity in earnings of associated companies	(4,286)	(17,054)	(14,635)
(Gain)/loss on sale of assets and termination of charters	(2,250)	—	2,578
Gain on sale of subsidiaries	(1,894)	—	(7,613)
Repayments from investment in sales-type, direct financing and leaseback assets	60,590	44,143	—
Gain on repurchase of bonds	(67,533)	(1,802)	(1,146)
Loss on early termination of swaps	4,538	—	—
Other, net	(6,559)	(4,620)	1,108
Changes in operating assets and liabilities
Trade accounts receivable	(2,352)	(1,608)	9,607
Due from related parties	21,035	5,652	(1,308)
Other receivables and other current assets	(2,628)	(7,088)	(4,027)
Inventories	(873)	613	(3,423)
Prepaid expenses and accrued income	(962)	958	(301)
Trade accounts payable	(2,198)	1,500	2,370
Accrued expenses and other current liabilities	3,278	5,097	2,209
Net cash provided by operating activities	276,475	249,707	200,975
Investing activities
Repayments from investment in direct financing and sales-type leases	—	—	33,486
Additions to direct financing leases and leaseback assets	(65,030)	(211,065)	—
Purchase of vessels, capital improvements and other additions	(55,016)	(39,326)	(1,137,703)
Proceeds from sale of vessels and termination of charters	210,920	—	145,654
Proceeds from sale of subsidiaries, net of cash disposed of	14,676	—	83,485
Net amounts received from/(paid to) associated companies	31,467	15,925	(24,161)
Proceeds from sale of shares	23,661	82,783	—
Other investments and long-term assets, net	15,661	(18,198)	32,675
Net cash provided by/(used in) investing activities	176,339	(169,881)	(866,564)
Financing activities
Repayments of lease obligation liability	(68,599)	(63,663)	(11,653)
Proceeds from issuance of short-term and long-term debt	397,231	458,781	825,984
Repayments of short-term and long-term debt	(624,588)	(208,538)	(778,731)
Repurchase of bonds	(66,570)	(80,749)	(97,248)
Proceeds from finance leases	—	—	944,097
Discount received on debt repurchased	—	1,654	—
Debt fees paid	(4,752)	(4,261)	(8,257)
Payment for early settlements of interest rate swaps, net	(4,539)	—	—
Principal settlements of cross currency swaps, net	(11,706)	(41,769)	—
Proceeds from shares issued, net of issuance costs	61,485	—	—
Cash dividends paid	(109,394)	(150,659)	(149,261)
Net cash (used in)/provided by financing activities	(431,432)	(89,204)	724,931
Net change in restricted cash and cash and cash equivalents	21,382	(9,378)	59,342
Cash, restricted cash and cash equivalents at start of the year	203,016	212,394	153,052
Cash, restricted cash and cash equivalents at end of the year	224,398	203,016	212,394
Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	71,476	72,344	104,620
Details of non-cash investing and financing activities are provided in Note 22 - Share Capital, Additional Paid-In Capital And Contributed Surplus.
The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2020, 2019 and 2018
(in thousands of $, except number of shares)

	2020	2019	2018
Number of shares outstanding
At beginning of year	119,391,310	119,373,064	110,930,873
Shares issued	8,418,754	18,246	8,442,191
At end of year	127,810,064	119,391,310	119,373,064
Share capital
At beginning of year	1,194	1,194	1,109
Shares issued	84	—	85
At end of year	1,278	1,194	1,194
Additional paid-in capital
At beginning of year	469,426	468,844	403,659
Amortization of stock-based compensation	966	896	454
Stock-based compensation forfeitures	(96)	(83)	(33)
Shares issued- share option, dividend reinvestment and other schemes	61,400	—	—
Shares issued- consideration paid on vessel acquisition	—	—	57,960
Shares issued- conversion of 3.25% convertible bonds due 2018	—	—	9,927
Adjustment to equity component of 3.25% convertible bond due 2018 arising from reacquisition of bonds	—	—	(9,933)
Recognition of equity component arising from issuance of 4.875% convertible bonds due 2023	—	—	7,906
Adjustment to equity component of convertible notes due 2021 and 2023 arising from reacquisition of bonds	(314)	(231)	(1,096)
At end of year	531,382	469,426	468,844
Contributed surplus
At beginning of year	648,764	680,703	680,703
Dividends declared	(109,394)	(31,939)	—
At end of year	539,370	648,764	680,703
Accumulated other comprehensive loss
At beginning of year	(13,015)	(220)	(94,612)
Fair value adjustments to hedging financial instruments	(7,695)	(12,748)	(3,433)
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	1,059	—	(3,127)
Fair value adjustments to available-for-sale securities	(4,608)	(2,190)	2,244
Earnings reclassification of previously deferred fair value adjustments to available-for-sale securities	4,888	2,181	—
Reclassification of unrealized losses upon adopting of ASU 2016-01	—	—	98,782
Reclassification of ineffective portion of designated hedging instruments upon adoption of ASU 2017-12	—	(32)	—
Other comprehensive income/(loss)	55	(6)	(74)
At end of year (for breakdown see below)	(19,316)	(13,015)	(220)
Accumulated other comprehensive loss – associated companies
At beginning of year	—	—	206
Fair value adjustment to hedging financial instruments	—	—	(206)
At end of year (consists entirely of fair value adjustments to hedging financial instruments)	—	—	—

	2020	2019	2018
(Accumulated deficit)/retained earnings
At beginning of year	—	29,511	203,932
Impact of adoption of ASU 2016-13	(32,638)	—	—
Reclassification of unrealized losses upon adoption of ASU 2016-01	—	—	(98,782)
Reclassification of ineffective portion of designated hedges and instruments upon adoption of ASU 2017-12	—	32	—
Net (loss)/ income	(224,425)	89,177	73,622
Dividends declared	—	(118,720)	(149,261)
At end of year	(257,063)	—	29,511
Total stockholders' equity	795,651	1,106,369	1,180,032

Accumulated other comprehensive loss	2020	2019	2018
Fair value adjustments to hedging financial instruments relating to interest rate swaps	(5,564)	(1,514)	6,714
Fair value adjustments to hedging financial instruments relating to cross currency swaps	(7,162)	(7,289)	(7,076)
Fair value adjustments to hedging financial instruments relating to combined cross currency interest rate swaps	(7,146)	(4,433)	(126)
Reclassification of unrealized losses upon adoption of ASU 2017-12	(32)	(32)	—
Fair value adjustments to available-for-sale securities	915	635	644
Other items	(327)	(382)	(376)
Accumulated other comprehensive loss	(19,316)	(13,015)	(220)
The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.
Notes to the Consolidated Financial Statements

1.    GENERAL

SFL Corporation Ltd. ("SFL" or the "Company") is an international maritime and offshore asset owning and chartering company, incorporated in October 2003 in Bermuda as a Bermuda exempted company. The Company's common shares are listed on the New York Stock Exchange under the symbol "SFL". The Company is primarily engaged in the ownership, operation and chartering out of vessels and offshore related assets on medium and long-term charters.

As of December 31, 2020, the Company owned two very large crude oil carriers ("VLCCs"), two Suezmax crude oil carriers, five Supramax dry bulk carriers, seven Handysize dry bulk carriers, two Kamsarmax dry bulk carriers, eight Capesize dry bulk carriers, 45 container vessels (including four chartered-in 19,200 and 19,400 twenty-foot equivalent units ("TEU") container vessels and seven 10,600 TEU and 13,800 TEU container vessels financed through sale and leaseback), two car carriers, one jack-up drilling rig, two ultra-deepwater drilling units, two chemical tankers and two oil product tankers. In addition, the Company has one VLCC and three container vessels which are accounted for as leaseback assets (see Note 16 Investments in sales-type leases, direct financing leases and leaseback assets).
As of December 31, 2020, one of the two ultra-deepwater drilling unit referred to above is owned by wholly-owned subsidiaries of the Company that is accounted for using the equity method. In addition, from December 31, 2020, the four chartered-in 19,200 and 19,400 TEU container vessels referred to above were included in an entity accounted for using the equity method following the sale of 50.1% of the shares of its holding company. (see Note 17: Investment in associated companies).

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

The Company generates its revenues from the charter hire of its vessels and offshore related assets, and freight billings. Revenues are generated from time charter hire, bareboat charter hire, direct financing lease interest income, sales-type lease interest income, leaseback assets interest income, direct financing lease service revenues, profit sharing arrangements, voyage charters and other freight billings.

In a time charter voyage, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer and carries only lawful or non-hazardous cargo. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance, lubrication oil and other costs relevant to operate the vessel. The charterer bears the voyage related costs such as bunker expenses, port charges, and canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. The time charter contracts are either operating or direct financing or sales type leases. Where time charters and bareboat charters are considered operating leases, revenues are recorded over the term of the charter as a service is provided. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

Rental payments from direct financing and sales-type leases and leaseback assets are allocated between service revenues, if applicable, interest income and capital repayments. The amount allocated to lease service revenue is based on the estimated fair value, at the time of entering the lease agreement, of the services provided which consist of ship management and operating services.

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

Restricted cash

Restricted cash consists of cash which may only be used for certain purposes and is held under a contractual arrangement. The Company classifies restricted cash as short-term and a current asset if the cash is restricted for less than a year. Otherwise, the restricted cash is classified as long-term.

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

Investments in associated companies

Investments in affiliates in which the Company has significant influence but does not exercise control are accounted for using the equity method of accounting. Under the equity method, the Company records its investments in equity-method investees on the consolidated balance sheets as "Investment in associated companies" and its share of the nonconsolidated affiliate's income or loss is recognized in the consolidated statement of operations as "Equity in earnings of associated companies". The cumulative post-acquisition changes in the investment are adjusted against the carrying amount of the investment.

As of December 31, 2020, one ultra-deepwater drilling unit owned by wholly-owned subsidiaries of the Company is accounted for using the equity method of accounting as it has been determined under ASC 810 that they are a variable interest entity in which SFL is not the primary beneficiary. (see Note 17: Investment in associated companies).

In addition, on December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. The Company has accounted for its remaining 49.9% ownership in River Box using the equity method from this date. (see Note 17: Investment in associated companies).

Allowance for expected credit losses

The balances recorded in respect of Trade receivables, Other receivables, Related party receivables, Other long term assets and Investments in sales-type leases, direct financing leases and leaseback assets reflect the risk that our customers may fail to meet their payment obligations and the risk that the underlying asset value of the vessels and rigs could be less than the unguaranteed residual value.

The Company estimates the expected risk of loss over the remaining life using a probability of default and net exposure analysis. The probability of default is estimated based on historical cumulative default data, adjusted for current conditions of similarly risk-rated counterparties over the contractual term. The net exposure is estimated based on the exposure, net of the estimated value of the underlying vessels and rigs in the instance of Investments in sales-type leases, direct financing leases and leaseback assets, over the contractual term.

Current expected credit loss provisions are classified as expenses in the Consolidated Statement of Operations, with a corresponding allowance for credit loss amount reported as a reduction in the related balance sheet amount of Trade receivables, Other receivables, Related party receivables, Other long term assets and Investments in sales-type leases, direct financing leases and leaseback assets. Partial or full recoveries of amounts previously written off are generally recognized as a reduction in the provision for credit losses.

Trade accounts receivable

The amount shown as trade accounts receivable at each balance sheet date includes receivables due from customers for hire of vessels and offshore related assets, net of allowance for expected credit losses.

Inventories

Inventories are comprised principally of fuel and lubricating oils and are stated at the lower of cost and net realizable value. Cost is determined on a first-in first-out basis.

Vessels and equipment (including operating lease assets)

Vessels and equipment are recorded at historical cost less accumulated depreciation and, if appropriate, impairment charges. The cost of these assets less estimated residual value is depreciated on a straight-line basis over the estimated remaining economic useful life of the asset. The estimated economic useful life of our offshore drilling rigs is 30 years and for all other vessels it is 25 years.

Where an asset is subject to an operating lease that includes fixed price purchase options, the projected net book value of the asset is compared to the option price at the various option dates. If any option price is less than the projected net book value at an option date, the initial depreciation schedule is amended so that the carrying value of the asset is written down on a straight line basis to the option price at the option date. If the option is not exercised, this process is repeated so as to amortize the remaining carrying value, on a straight line basis, to the estimated scrap recycling value or the option price at the next option date, as appropriate.

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

Depreciation of vessels and equipment under finance lease is included within "Depreciation" in the consolidated statement of operations. Vessels and equipment under finance lease are depreciated on a straight-line basis over the vessels' remaining economic useful lives or on a straight-line basis over the term of the lease. The method applied is determined by the criteria by which the lease has been assessed to be a finance lease.

Newbuildings

The carrying value of vessels under construction ("newbuildings") represents the accumulated costs to the balance sheet date which the Company has paid by way of purchase installments and other capital expenditures together with capitalized loan interest and associated finance costs. No charge for depreciation is made until a newbuilding is put into operation.

Capitalized interest

Interest expense is capitalized during the period of construction of newbuilding vessels based on accumulated expenditures for the applicable vessel at the Company's capitalization rate of interest. The amount of interest capitalized in an accounting period is determined by applying an interest rate (the "capitalization rate") to the average amount of accumulated expenditures for the vessel during the period. The capitalization rate used in an accounting period is based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts in excess of actual interest expense incurred in the period. No interest was capitalized in the cost of newbuildings in the year ended December 31, 2020 (2019: $0.0 million; 2018: $0.0 million).

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

The Company adopted ASC 842 Leases on January 1, 2019 (which replaced ASC 840 Leases) using the modified retrospective transition approach, which allows the Company to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate our comparative prior year periods. The Company elected the package of practical expedients applied to all of its leases (including those for which it is a lessee and lessor) that permit it not to (i) reassess whether any expired or existing contracts are or contain leases; (ii) reassess the lease classification for any expired or existing leases , (iii) reassess initial direct costs for any existing leases and (iv) to not separate lease and non-lease components of lease revenue. Furthermore, the Company has not elected the practical expedient to use hindsight when determining the lease term.

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

This accounting policy for investments in direct financing or sales-type leases or leaseback assets has the effect that if an option is exercised there will either be a) no gain or loss on the exercise of the option or b) in the event that an option is exercised at a price in excess of the net investment in the lease at the option date, a gain will be reported in the statement of operations at the date of delivery to the new owners.

If the terms of an existing lease are agreed to be amended, the modification is evaluated to consider if it is a contract which occurs when the modification grants the lessee an additional right-of-use not included in the original lease and the lease payments increase commensurate with the standalone price for the additional right of use, adjusted for the circumstances of the particular contract. If both conditions are met, the amendments are treated as a separate lease. If the conditions are not met, the lease is re-evaluated under ASC 842, as a new lease with the new terms.

Leaseback assets

From January 1, 2019, any vessels purchased and leased back to the same party are evaluated under ASC 842. If control is deemed not to have passed to the Company as purchaser, due for example to the lessee having purchase options, the transaction is accounted for under ASC 310 where the purchase price paid is accounted for as loan receivable and described as a leaseback asset. Interest income is recognized on the aggregate loan receivable based on the imputed interest rate and the part of the rental income received is allocated as a reduction of the vessel loan balance.

Any purchase and leaseback transactions entered into before January 1, 2019, were accounted for as leases under ASC 840 and no changes have been made as the Company applied the practical expedients in ASC 842.

Finance lease liability

The Company charters-in seven container vessels through sale and leaseback financing arrangements with corresponding lease assets classified as "vessels under finance lease". Leases of vessels and equipment, where the Company has substantially all the risks and rewards of ownership, are classified as finance lease liabilities. Each lease payment is allocated between reduction in liability and finance charges to achieve a constant rate on the capital balance outstanding. The interest element of the capital cost is charged to the Consolidated Statement of Operations over the lease period.

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

Interest rate and currency swaps
The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating interest rates into fixed rates over the life of the transactions without an exchange of underlying principal. The Company also enters into currency swap transactions from time to time to hedge against the effects of exchange rate fluctuations on loan liabilities. Currency swap transactions involve the exchange of fixed amounts of other currencies for fixed US dollar amounts over the life of the transactions, including an exchange of underlying principal. The Company may also enter into a combination of interest and currency swaps "cross currency interest rate swaps". The fair values of the interest rate and currency swap contracts, including cross currency interest rate swaps, are recognized as assets or liabilities. When the interest rate or currency swap does not qualify for hedge accounting under ASC Topic 815 "Derivatives and Hedging" ("ASC 815"), changes in fair values are recognized in the consolidated statements of operations. When the interest rate and/or currency swap or combination, qualifies for hedge accounting under ASC Topic 815 "Derivatives and Hedging" ("ASC 815"), and the Company has formally designated the swap as a hedge to the underlying loan, and when the hedge is effective, the changes in the fair value of the swap are recognized in other comprehensive income. If it becomes probable that the hedged forecasted transaction to which these swaps relate will not occur, the amounts in other comprehensive income will be reclassified into earnings immediately.

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

Recently Adopted Accounting Standards

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 introduces a new credit loss methodology, which requires earlier recognition of potential credit losses, while also providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaces multiple impairment methods under previous GAAP for these types of assets, which generally required that a loss be incurred before it was recognized.

The Company and its 100% owned subsidiaries accounted as "Investments and Deficit in Associated Companies" adopted this update on January 1, 2020 using the modified-retrospective approach, whereby a cumulative effect adjustment was made to reduce retained earnings on January 1, 2020 without any retroactive application to prior periods. On adoption, the Company recognized a cumulative adjustment of $32.6 million to its retained earnings with corresponding decreases in the carrying value of equity-accounted investments of $27.0 million (see Note 17: Investment in Associated Companies), and decreases the carrying value of Trade receivables, Other receivables, Related party receivables, Other long term assets and Investments in sales-type leases, direct financing leases and leaseback assets totaling $5.6 million (see Note 26: Allowance for expected credit losses).

In August 2018, the FASB issued ASU 2018-13 "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement". ASU 2018-13 includes certain removals, modifications and additions to the disclosure requirements on fair value measurements in Topic 820. The updated guidance is effective for fiscal years, and interim periods beginning after December 15, 2019. The adoption of ASU 2018-13 did not have a material effect on the consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-16 "Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes." In the United States, eligible benchmark interest rates under Topic 815 are interest rates on direct Treasury obligations of the U.S. government (UST), the London Interbank Offered Rate (LIBOR) swap rate, and the Overnight Index Swap (OIS) Rate based on the Federal Funds Effective Rate. When the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, in August 2017, it introduced the Securities Industry and Financial Markets Association (SIFMA) Municipal Swap Rate as the fourth permissible U.S. benchmark rate. The new ASU adds the OIS rate based on SOFR as a U.S. benchmark interest rate to facilitate the LIBOR to SOFR transition and provide sufficient lead time for entities to prepare for changes to interest rate risk hedging strategies for both risk management and hedge accounting purposes. ASU 2018-16 was effective for fiscal years and interim periods beginning after December 15, 2019. The adoption of ASU 2018-16 did not have a material effect on the consolidated financial statements.

In April 2019, the FASB issued ASU No. 2019-04 "Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments" to clarify and improve areas of guidance related to the recently issued standards on credit losses, hedging, and recognition and measurement. ASU 2019-04 was effective as of the beginning of the first annual reporting period beginning after April 25, 2019 for amendments to ASU 2017-12 and for fiscal and interim periods beginning after December 15, 2019 for amendments relating to ASU 2016-01 and ASU 2016-13. The impact of adopting ASU 2016-13 is shown above, the adoption of the remaining provisions of ASU 2019-04 had no further a material effect on the consolidated financial statements.

In May 2019, the FASB issued ASU No. 2019-05 "Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief" to provide an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. ASU 2019-05 was effective for fiscal years and interim periods beginning after December 15, 2019. The impact of adopting ASU 2016-13 and any related improvements is shown above, the adoption of the remaining provisions of ASU 2019-05 had no further material effect on its consolidated financial position, results of operations and cash flows.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. ASC 848 provided temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to reduce the financial reporting burden in light of the market transition from London Interbank Offered Rates (“LIBOR”) and other reference interest rates to alternative reference rates. Under ASC 848, companies can elect not to apply certain modification accounting requirements to contracts affected by reference rate reform if certain criteria are met. An entity that makes this election would not be required to remeasure the contracts at the modification date or reassess a previous accounting determination. The amendments of ASC 848 apply only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. In January 2021, the FASB issued ASU 2021-01, which clarified the scope of Topic 848 in relation to derivative instruments and contract modifications. The amendments in these updates are elective and are subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in these updates are effective for all entities since March 12, 2020 through to December 31, 2022. The Company has determined that the reference rate reform will impact its floating rate debt facilities and interest rate swaps contracts. The Company expects to take advantage of the expedients and exceptions for applying GAAP provided by the updates when LIBOR is discontinued and replaced with alternative reference rates.

In August 2020, the FASB issued ASU No. 2020-06, "Accounting for Convertible Instruments and Contracts in an Entity's Own Equity" ("ASU 2020-06"). This new standard changes the accounting and measurement of convertible instruments. It eliminates the treasury stock method for convertible instruments and requires application of the “if-converted” method for certain agreements. This standard is effective for the Company beginning January 1, 2022. The Company is currently evaluating the impact of ASU 2020-06 on its interest expense and earnings (loss) per share calculation under the "if-converted" method related to its convertible debt.

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

6.    EARNINGS (LOSS) PER SHARE

The computation of basic earnings (loss) per share ("EPS") is based on the weighted average number of shares outstanding during the year and the consolidated net income or loss of the Company. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31,
(in thousands of $)	2020	2019	2018
Basic earnings (loss) per share:
Net (loss)/income available to stockholders	(224,425)	89,177	73,622
Diluted earnings (loss) per share:
Net (loss)/income available to stockholders	(224,425)	89,177	73,622
Interest and other expenses/(gains) attributable to convertible bonds	—	(304)	123
Net (loss)/income assuming dilution	(224,425)	88,873	73,745

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31,
(in thousands)	2020	2019	2018
Basic earnings per share:
Weighted average number of common shares outstanding*	108,972	107,614	105,898
Diluted earnings per share:
Weighted average number of common shares outstanding*	108,972	107,614	105,898
Effect of dilutive share options	—	81	59
Effect of dilutive convertible bonds	—	1	1,649
Weighted average number of common shares outstanding assuming dilution	108,972	107,696	107,606

	Year ended December 31,
	2020	2019	2018
Basic (loss)/earnings per share:	$(2.06)	$0.83	$0.70
Diluted (loss)/earnings per share:	$(2.06)	$0.83	$0.69

*The weighted average number of common shares outstanding excludes 8,000,000 shares issued as part of a share lending arrangement relating to the Company's issuance of 5.75% senior unsecured convertible bonds in October 2016. It also excludes 3,765,842 shares issued as of December 31, 2020 from up to 7,000,000 shares issuable under a share lending arrangement relating to the Company's issuance of 4.875% senior unsecured convertible bonds in April and May 2018. These lent shares are owned by the Company and will be returned on or before maturity of the bonds in 2021 and 2023, respectively.

As of December 31, 2020, the outstanding balances on the 4.875% senior unsecured convertible bonds issued in April and May 2018 and the 5.75% senior unsecured convertible bonds issued in October 2016 were both anti-dilutive.

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

7.    OPERATING LEASES

Rental income

The minimum future revenues to be received under the Company's non-cancelable operating leases on its vessels as of December 31, 2020, are as follows:

Year ending December 31,	(in thousands of $)
2021	345,881
2022	318,085
2023	332,149
2024	250,045
2025	45,799
Thereafter	119,019
Total minimum lease revenues	1,410,978

The minimum future revenues above are based on payments receivable from the charterers and do not include contingent rental income. Revenues included in income are recognized on a straight-line basis.

Contingent rental income

As at December 31, 2020, the Company had installed scrubbers or EGCS on 14 vessels accounted for as operating leases (five container vessels, seven capesize bulk carriers and two suezmax tankers), and three container vessels accounted for as finance leases. As part of the agreement for the installation of scrubbers on the five container vessels, which were on time-charter contract, accounted for as operating leases, it was agreed that the Company will receive contingent income based on the cost savings achieved by the charterer on fuel arising from using the scrubbers from January 1, 2020. During the year ended December 31, 2020, the Company recorded an income of $3.9 million in connection with the cost savings agreement.

The cost and accumulated depreciation of vessels (owned and under finance leases) leased to third parties on non-cancelable operating leases at December 31, 2020 and 2019 were as follows:

(in thousands of $)	2020	2019
Cost	2,245,889	2,100,533
Accumulated depreciation	465,033	315,934
Total	1,780,856	1,784,599

8.    GAIN/(LOSS) ON SALE OF ASSETS AND TERMINATION OF CHARTERS

The Company has recorded gains/losses on sale of assets and termination of charters as follows:

	Year ended December 31,
(in thousands of $)	2020	2019	2018
Gain/(loss) on sale of vessels	2,250	—	(2,578)
Gain on termination of charters	—	—	—
Total Gain/(loss) on sale of assets	2,250	—	(2,578)

The Company distinguishes between gains or losses on termination of charters, where ownership of the underlying vessel is retained, and gains or losses on sale of assets, where the vessel is disposed of and there may be an associated charter termination fee paid or received for early termination of the underlying charter.

Gain/(loss) on sale of vessels:

During the year ended December 31, 2020, the VLCC Front Hakata, which was accounted for as a direct financing lease asset, was sold to an unrelated third party. A gain of $1.4 million was recorded on the disposal. The Company received net sale proceeds of $30.3 million, net of $3.2 million compensation paid for early termination of the charter (see Note 24: Related party transactions).

The four offshore support vessels Sea Cheetah, Sea Jaguar, Sea Halibut and Sea Pike, which were accounted for as operating lease assets, were sold to an unrelated third party for total net sale proceeds of $4.3 million. A gain of $0.9 million was recorded on the disposal during the year ended December 31, 2020.

The offshore support vessel Sea Leopard, which was accounted for as a direct financing lease asset, was sold to an unrelated third party for recycling. A loss of $0.03 million was recorded on the disposal during the year ended December 31, 2020.

The VLCCs Hunter Atla, Hunter Saga and Hunter Laga, which were accounted for as leaseback assets, were sold to an unrelated third party for total net sale proceeds of $176.2 million. The Company recorded no gain or loss on the sale of these vessels during the year ended December 31, 2020 as the sale proceeds equaled their carrying value at date of sale.

No gain or loss on sale of assets and termination of charters was recorded during the year ended December 31, 2019.

During the year ended December 31, 2018, the VLCC Front Circassia, which was accounted for as a direct financing lease asset, was sold to an unrelated third party. A loss of $1.4 million was recorded on the disposal, the proceeds of which included $17.9 million gross sales proceeds and compensation in the form of a loan note of $4.4 million at fair value was received for the early termination of the charter. This loan note was settled in February 2020 (see Note 24: Related party transactions).

The container vessel SFL Avon, which was accounted for as an operating lease asset, was sold to an unrelated third party during the year ended December 31, 2018 for a loss of $0.2 million on disposal.

The VLCCs Front Page, Front Stratus and Front Serenade, which were accounted for as direct financing lease assets during the year ended December 31, 2018, were sold to a related party, ADS Maritime Holding. Gains of $0.3 million, $0.2 million and $0.3 million were recorded on the disposal of the vessels, respectively. The gross proceeds from the sale were $22.5 million per vessel in addition to compensation, in the form of loan notes of $3.4 million each, received for the early termination of the charters. These loan notes were settled in February 2020 (see Note 24: Related party transactions).

During the year ended December 31, 2018, the VLCCs Front Ariake and Front Falcon, which were accounted for as a direct financing lease assets, were sold to an unrelated third party. A gain of $1,000 and a loss of $1.8 million was recorded on the disposals respectively, and compensation in the form of a loan note of $3.4 million at fair value was received for the early termination of the Front Ariake charter. This loan note was fully settled in February 2020 (see Note 24: Related party transactions).

9.    GAIN ON SALE OF SUBSIDIARIES

River Box Holding Inc. (“River Box”) was a previously wholly owned subsidiary of the Company. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen Holding Limited ("Hemen"), a related party. Net proceeds of $17.5 million were received for the shares, resulting in a net gain of $1.9 million on the sale. At the time of disposal on December 31, 2020, the consolidated net assets held by River Box were as follows:

(in thousands of $)	2020
Cash and cash equivalents	2,859
Investments in sales-type and direct financing leases	540,908
Finance lease liability	(464,740)
Long-term loan from related party	(45,000)
Other current liabilities	(2,861)
Net assets	31,166

As of December 31, 2020 the balance of the long-term loan from SFL to River Box was $45.0 million (see Note 24: Related party transactions).

The Company has accounted for the remaining 49.9% ownership in River Box using the equity method. (See Note 17: Investment in associated companies).

No subsidiaries were sold during the year ended December 31, 2019.

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

(in thousands of $)	2018
Cash and cash equivalents	915
Vessel and equipment, net	76,875
Charter deposit	(913)
Other current liabilities	(90)
Net assets	76,787

10.    OTHER FINANCIAL ITEMS, NET

Other financial items comprise the following items:

	Year ended December 31,
(in thousands of $)	2020	2019	2018
Net payments on non-designated derivatives relating to interest rate swaps	(4,575)	1,389	170
Net payments on non-designated derivatives relating to cross currency swaps	(6)	—	—
Net payments on non-designated derivatives relating to combined cross currency and interest rate swaps	(152)	(194)	(891)
Net payments relating to the settlement of interest rate swaps following the refinancing of debt	(4,539)	—	—
Total net cash movement on non-designated derivatives and swap settlements	(9,272)	1,195	(721)
Net (decrease)/increase in mark-to-market valuation of non-designated derivatives relating to interest rate swaps	(15,314)	(4,123)	2,687
Net (decrease)/increase in mark-to-market valuation of non-designated derivatives relating to cross currency swaps	5	—	—
Net (decrease)/increase in mark-to-market valuation of non-designated derivatives relating to combined cross currency and interest rate swaps	(5,124)	673	11,221
Total net movement in fair value of non-designated derivatives	(20,433)	(3,450)	13,908
Net movement in fair value of designated derivatives (ineffective portion)	—	—	(11)
Allowance for expected credit losses	(1,771)	—	—
Impairment of long-term receivables	—	(9,168)	(1,730)
Other items	5,531	(1,330)	(1,039)
Total other financial items, net	(25,945)	(12,753)	10,407

The net movement in the fair values of non-designated derivatives and net cash payments thereon relate to non-designated, terminated or de-designated interest rate swaps and cross currency interest rate swaps. Changes in the fair values of the effective portion of interest rate swaps that are designated as cash flow hedges are reported under "Other comprehensive income". Following the adoption of ASU 2017-12 from January 2019, the Company now recognizes all changes in the fair value of swaps designated as accounting hedges in other comprehensive income. The adoption of the standard resulted in an opening balance adjustments of $32,000 to retained earnings and other comprehensive income on January 1, 2019.

The above net movement in the valuation of non-designated derivatives in the year ended December 31, 2020, includes $1.1 million (2019: $0.0 million; 2018: $3.1 million) reclassified from "Other comprehensive income", as a result of certain interest rate swaps relating to loan facilities no longer being designated as cash flow hedges.

Following the adoption of ASU 2016-13 "Financial Instruments - Credit Losses" from January 2020, the Company now recognizes, among other things, a measurement of expected credit losses for financial assets held at the reporting date which are within the scope of the ASU, based on historical experience, current conditions and reasonable supportable forecasts. During the year ended December 31, 2020, the Company recorded a credit loss provision of $1.8 million in the Consolidated Statement of Operations, with a corresponding allowance for credit loss amount reported as a reduction in the related balance sheet amount of Trade receivables, Other receivables, Related party receivables, Other long term assets and Investments in sales-type leases, direct financing leases and leaseback assets. (See also Note 3: Recently Issued Accounting Standards and Note 26: Allowance for Expected Credit Losses).

In February 2016, the offshore support vessel Sea Bear, then chartered to a subsidiary of Deep Sea was sold and its lease canceled. An agreed termination fee was received in the form of a loan note from Deep Sea, receivable over the approximately six remaining years of the canceled lease. The note has an interest rate of 7.25% and has a face value of $14.6 million. The note was evaluated to have an initial fair value of $11.6 million which was determined from analysis of projected cash flows, based on factors including the terms, provisions and other characteristics of the notes, default risk of the issuing entity, the fundamental financial and other characteristics of that entity, and the current economic environment and relevant trading activity in the debt market. In June 2017, Deep Sea completed a merger with Solstad Offshore ASA and Farstad Shipping ASA, creating Solstad Farstad ASA. In October 2018, Solstad Farstad ASA changed its name to Solstad Offshore ASA ("Solstad").

The loan note is unsecured and not guaranteed by its holding company. During the year ended December 31, 2019, the Company concluded that the loan note may no longer be recoverable and recorded an impairment charge of long term receivables of $8.2 million (2018: $1.7 million) against it. During the year ended December 31, 2019, the Company also recorded an impairment charge of long term receivables of $0.9 million (2018: $0.0 million) against its non-amortizing loan note from Apexindo, following revisions to the agreement.

On October 20, 2020, Solstad held an extraordinary general meeting to approve its proposed debt restructuring to partly compensate stakeholders for prior losses incurred in connection with their failure to meet obligations on certain loans and lease agreements. SFL received 4.4 million shares in Solstad and cash compensation of NOK10 million ($1.1 million) which is included in other items above. The shares were subsequently sold by the Company and a gain on the sale of shares of $2.6 million was recorded in the Statement of Operations in the year ended December 31, 2020. See Note 11: Investment in Debt and equity securities.

Other items in the year ended December 31, 2020, include a net gain of $5.6 million arising from foreign currency translation (2019: gain $0.3 million; 2018: loss $2.0 million). Other items also include bank charges and fees relating to loan facilities.

11.    INVESTMENTS IN DEBT AND EQUITY SECURITIES

Marketable securities held by the Company consist of corporate bonds and equity securities.

(in thousands of $)	2020	2019
Corporate Bonds
Balance at start of the year	12,753	13,245
Disposals during the year	—	(583)
Additions during the year	1,287	2,281
Unrealized gain/(loss) recorded in other comprehensive income	279	(9)
Accumulated other-than-temporary impairment*	(4,888)	(2,181)
Balance at end of the year	9,431	12,753

	2020	2019
Shares
Balance at start of the year	61,326	73,929
Disposals during the year	(23,661)	(82,783)
Unrealized gain /(loss)*	(22,428)	29,104
Realized gain/(loss)*	4,864	40,777
FX gain/(loss)	(727)	299
Balance at the end of year	19,374	61,326

Total Investment in Debt and Equity Securities	28,805	74,079

Equity Securities pledged to creditors	9,006	43,775

*Balances included in "Gain on investments in debt and equity securities" in the Consolidated Statements of Operations.

Corporate Bonds
The corporate bonds are classified as available-for-sale securities and are recorded at fair value, with unrealized gains and losses recorded as a separate component of "Other comprehensive income".

	Year ended December 31, 2020			Year ended December 31, 2019
(in thousands of $)	Amortised Cost	Unrealised gains/ (losses)*	Fair value	Amortised Cost	Unrealised gains/ (losses)*	Fair value

NorAm Drilling	4,132	511	4,643	4,132	558	4,690
Oro Negro 7.5%	—	—	—	5,705	—	5,705
Oro Negro 12%	—	—	—	2,281	77	2,358
NT Rig Holdco 12%	3,567	404	3,971	—	—	—
NT Rig Holdco 7.5%	817	—	817	—	—	—
Total corporate bonds	8,516	915	9,431	12,118	635	12,753

NorAm Drilling Company AS ("NorAm Drilling")

During the year ended December 31, 2020, the Company recognized an unrealized gain of $0.0 million in Other Comprehensive Income (2019: $0.1 million; 2018: $0.2 million).

In the year ended December 31, 2019, the Company redeemed $0.6 million of bonds recognizing no gain or loss.

Oro Negro Drilling Pte. Ltd ("Oro Negro") and NT Rig Holdco ("NT Rig Holdco")

During the year ended December 31, 2020, the existing Oro Negro 12% Bonds and Oro Negro 7.5% Bonds were restructured by the issuer thereby resulting in the recognition of NT Rig Holdco Liquidity 12% Bonds and NT Rig Holdco 7.5% Bonds, and redemption of all the Oro Negro 12% Bonds and a substantial proportion of the Oro Negro 7.5% Bonds. The Company recorded no gain or loss on redemption of the bonds. The accumulated gain of $0.1 million previously recognized in the Consolidated Statement of Operations in respect of the Oro Negro 12% Bonds was reversed. The Company also acquired an additional $1.3 million of the NT Rig Holdco Liquidity 12% Bonds in the year ended December 31, 2020.

In the year ended December 31, 2020, the Company recognized an unrealized gain of $0.4 million in respect of the NT Rig Holdco 12% Bonds and an unrealized gain of $0.0 million in respect of the NT Rig Holdco 7.5% Bonds. An impairment loss of $4.3 million was recorded in the Consolidated Statement of Operations in relation to the NT Rig Holdco 7.5% Bonds.

In the year ended December 31, 2019, the Company acquired $2.3 million of 12% Super Senior Callable Liquidity Bonds from Oro Negro with a face value of $2.3 million. During the year ended December 31, 2019, the Company recognized an unrealized gain of $0.1 million (2018: $0.0 million) in respect of these bonds.

During the year ended December 31, 2020, the Company recognized an unrealized gain of $0.0 million in Other Comprehensive Income (2019: loss $0.2 million; 2018: gain $0.2 million) on the 7.5% Oro Negro bonds. In the year ended December 31, 2020 it was determined that the bonds were other-than-temporarily impaired and an aggregate impairment loss of $0.6 million was recorded in the Consolidated Statement of Operations (2019: $2.2 million; 2018: $0.0 million).

Shares

Changes in the fair value of equity investments are recognized in net income.

(in thousands of $)	2020	2019
Frontline*	9,007	43,775
NorAm Drilling	1,484	4,326
ADS Maritime Holding (formally ADS Crude Carriers)	8,883	13,225
Total shares	19,374	61,326

*As at December 31, 2020, the carrying value of the shares held in Frontline pledged to creditors is $9.0 million (2019: $43.8 million).

Frontline Shares

As of December 31, 2020 the Company held approximately 1.4 million shares (2019: 3.4 million shares) in Frontline (see Note 24: Related Party Transactions). During the year ended December 31, 2020, the Company sold approximately 2.0 million shares (2019: 7.6 million shares) in Frontline for total proceeds of $21.1 million (2019: $23.7 million) and recorded realized gains of $2.3 million (2019: $40.8 million) in the statement of operations in respect of the sales.

In December 2019 the Company sold 3.4 million shares subject to a repurchase agreement and as at December 31, 2019, the Company had a forward contract to purchase the approximately 3.4 million shares on June 30, 2020 for $36.8 million. During the year ended December 31, 2020, the Company repurchased approximately 2.0 million shares in Frontline. In June 2020, the Company rolled forward the forward contract related to the remaining approximately 1.4 million shares until September of 2020 at a purchase price of $16.1 million including deemed interest. In September 2020, the Company rolled forward the forward contract related to 1.4 million shares until January of 2021, and has subsequently been rolled over to April 2021, at a repurchase price of $16.2 million including deemed interest. These transactions have been accounted for as secured borrowing, with the shares retained in 'Marketable Securities pledged to creditors' and a liability recorded at December 31, 2020 within debt for $15.6 million (2019: $36.8 million). (See also Note 20: Short-Term and Long-Term Debt).

In the year ended December 31, 2020, the Company recognized a fair value adjustment loss of $16.0 million (2019: gain $25.0 million; 2018: gain $10.3 million) in the Statement of Operations.

NorAm Drilling

As of December 31, 2020 and 2019 the Company held approximately 1.3 million shares in NorAm Drilling which traded in the Norwegian Over the Counter market ("OTC"). The Company recognized a mark to market loss of $2.5 million (2019: gain $0.4 million, 2018: gain $1.0 million) in the Statement of Operations in the year ended December 31, 2020, together with a foreign exchange loss of $0.3 million (2019: $0.0 million; 2018: $0.2 million) in Other Financial Items in the Statement of Operations. (See also Note 24: Related Party Transactions).

ADS Maritime Holding

As of December 31, 2020 and 2019 the Company held approximately 4.0 million shares in ADS Maritime Holding. The Company had acquired all of the shares in ADS Maritime Holding for $10 million in 2018. (See also Note 24: Related Party Transactions). In the year ended December 31, 2020, the Company recognized a mark to market loss of $3.9 million (2019: gain $3.7 million; 2018: loss $0.8 million) in the Statement of Operations, along with a foreign exchange loss of $0.4 million (2019: gain $0.3 million; 2018: gain $0.0 million) in Other Financial Items in the Statement of Operations.

In March 2021, the Company received a capital dividend of approximately $8.8 million from ADS Maritime Holding following the sale of its remaining two vessels. Also in March 2021, the Company sold its remaining shares in ADS Maritime Holding for a consideration of approximately$0.8 million. (See Note 29: Subsequent Events).

Solstad Offshore ASA

During the year ended December 31, 2020, the Company received 4.4 million shares in Solstad Offshore ASA as part of a debt restructuring agreement, along side a cash compensation of NOK10 million ($1.1 million). The shares were subsequently sold by the Company and a gain of $2.6 million was recorded in connection with the sale of the shares in the Statement of Operations in the year ended December 31, 2020. (See also Note 10: Other Financial Items).

12.    TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Trade accounts receivable

Trade accounts receivable are presented net of the allowances for doubtful debts and expected credit losses. The allowance for doubtful debts was $0.0 million (2019: $0.0 million) and expected credit losses relating to trade accounts receivable was $0.0 million as at December 31, 2020 (2019: $0.0 million). As at December 31, 2020, the Company has no reason to believe that any remaining amount included in trade accounts receivable will not be recovered through due process or negotiation. (See also to Note 26: Allowance for expected credit losses).

Other receivables

Other receivables, mainly include amounts due from vessel managers and claims receivable, which are presented net of the allowance for doubtful debts and expected credit losses. The allowance for doubtful debts was $0.0 million (2019: $0.0 million) and the allowance for expected credit losses relating to other receivables was $0.9 million as at December 31, 2020 (2019: $0.0 million). (See also Note 26: Allowance for expected credit losses).

13.    VESSELS AND EQUIPMENT, NET

Movements in the year ended December 31, 2020 summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Vessels and Equipment, net
Balance at December 31, 2019	1,867,873	(463,168)	1,404,705
Depreciation	—	(71,302)	(71,302)
Capital improvements	52,676	—	52,676
Additions	258,138	—	258,138
Transfers to Investments in Sales-Type Leases	(87,570)	20,368	(67,202)
Vessel disposals	(7,362)	3,963	(3,399)
Impairment loss	(390,584)	57,666	(332,918)
Other movements	—	—	—
Balance at December 31, 2020	1,693,171	(452,473)	1,240,698

In the year ended December 31, 2020, seven 4,100 TEU container vessels, previously recorded as operating lease assets, were reclassified as sales-type leases. The reclassification occurred as a result of amendments including extensions to the existing charter contracts. The cost and accumulated depreciation of the vessels reclassified from vessels and equipment to investment in sales-type leases were $87.6 million and $20.4 million, respectively. (Refer to Note 16: Investment in sales-type leases, direct financing leases and leaseback assets).

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

The capital improvements of $52.7 million (2019: $9.7 million) relate to exhaust gas cleaning systems ("EGCS" or "scrubbers") and ballast water treatment systems ("BWTS") installed on 16 vessels (2019: five vessels) during the year ended December 31, 2020. Advances paid in respect of vessel upgrades in relation to EGCS and BWTS were included within "other long-term assets", until such time as the equipment was installed on the vessels, at which point the amounts were transferred to "Vessels and equipment, net".

Total depreciation expense for vessels and equipment was $71.3 million for the year ended December 31, 2020 (2019: $80.3 million; 2018: $99.6 million).

In the year ended December 31, 2020, the Company consolidated the wholly owned subsidiary owning the drilling unit West Taurus that was previously accounted for using the equity method of accounting (Refer to Note 17: Investment in associated companies). As a result, the entity has been consolidated in the financial statements and the carrying value of the drilling unit, of $258.1 million, was recognized in vessels and equipment, net. An impairment charge of $252.6 million was recorded in the year ended December 31, 2020 against the carrying value of the drilling unit.

A further impairment charge of $80.3 million was recorded in the year ended December 31, 2020 against the carrying value of seven Handysize bulk carriers (2019: $55.5 million against the carrying value of four offshore support vessels and two feeder container vessels; 2018: $25.4 million in respect of four offshore support vessels). The impairment charge arose in the year ended December 31, 2020, as a result of revised future cashflow estimates following uncertainty over future demand combined with negative implications for global trade of dry bulk commodities as a result of the COVID-19 outbreak.

During the year ended December 31, 2020 the Company sold five offshore support vessels which had been chartered on a long-term bareboat charter to Deep Sea Supply Shipowning II AS (the “Solstad Charterer”), an indirect wholly owned subsidiary of Solship Invest 3 AS (“Solship”) which is in turn a wholly owned subsidiary of Solstad Offshore ASA (“Solstad”). A net gain of $0.9 million was recorded in connection with the disposal of these vessels. Refer to Note 8: Gain on sale of assets and termination of charters. No vessel disposals took place in the year ended December 31, 2019. Four of these vessels were accounted for as operating leases within Vessels and Equipment, net, and the other one was accounted for as a direct financing lease (Refer to Note 16: Investment in direct financing, sales-type and leaseback assets).

In 2018, the Company had entered into a restructuring agreement with subsidiaries of Solstad, whereby the Company would receive 50% of the agreed charter hire for two of the offshore support vessels. All other contracted charter hire income earned from fixed assets and direct financing lease assets was to be deferred until the end of 2019. In April 2019, Solship announced that a Standstill Agreement had been entered into with, amongst others, the Company whereby 100% of charter hire for vessels on charter to Solship was to be deferred. Solship announced that the Standstill Agreement had been extended until March 31, 2020, subject to agreed milestones being met throughout the suspension period. During the year ended December 31, 2019, all the vessels were impaired as described above. In October 2020, Solstad held an extraordinary general meeting (“EGM”) to approve its proposed debt restructuring to partly compensate stakeholders for prior losses incurred in connection with their failure to meet obligations on certain loans and lease agreements. SFL received 4.4 million shares in Solstad and cash compensation of NOK10 million ($1.1 million) which is included in other financial. The shares were subsequently sold by the Company and a gain on the sale of shares of $2.6 million was recorded in the Statement of Operations in the year ended December 31, 2020. See Note 11: Investment in Debt and equity securities.

Acquisitions, disposals and impairments in respect of vessels accounted for as sales-type leases, direct financing leases, leaseback assets and vessels under finance leases are discussed in Note 16: Investment in sales-type leases, direct financing leases and leaseback assets and Note 14: Vessels under finance lease, net.

14.VESSELS UNDER FINANCE LEASE, NET

Movements in the year ended December 31, 2020 summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Vessels under Finance Lease, net
Balance at December 31, 2019	755,058	(40,582)	714,476
Depreciation	—	(39,977)	(39,977)
Capital improvements	22,881	—	22,881
Balance at December 31, 2020	777,939	(80,559)	697,380

As at December 31, 2020, seven vessels were accounted for as vessels under finance lease, made up of four 13,800 TEU container vessels and three 10,600 TEU container vessels. The vessels are leased back for an original term ranging from six to 11 years, with options to purchase each vessel after six years.

Total depreciation expense for vessels under finance lease amounted to 40.0 million for the year ended December 31, 2020 and is included in depreciation in the consolidated statements of operations. (2019: $36.1 million; 2018: $4.5 million).

15.    OTHER LONG TERM ASSETS

Other long term assets comprise the following items:

(in thousands of $)	2020	2019
Capital improvements in progress	10,099	30,642
Collateral deposits on swap agreements	398	17,520
Value of acquired charter-out contracts, net	10,503	13,407
Long term receivables	—	1,880
Other	961	799
Total other long-term assets	21,961	64,248

Capital improvements in progress comprises of advances paid and costs incurred in respect of vessel upgrades in relation to EGCS and BWTS on 11 vessels (2019: nine vessels). This is recorded in other long term assets until such time as the equipment is installed on a vessel, at which point it is transferred to "Vessels and equipment, net" or "Investment in sales-type leases and direct financing leases'. In the year ended December 31, 2020, the Company transferred costs of $52.7 million in respect of 16 vessels (2019: $9.7 million in respect of five vessels) to "Vessels and equipment, net".

During 2019, the Company agreed to fund EGCS installations on three 10,600 TEU container vessels. The installation of EGCS was completed in the year ended December 31, 2020 and costs of $22.9 million in respect of these vessels were transferred to 'Vessels under finance lease, net'.

During 2018, the Company purchased four container vessels, Thalassa Mana, Thalassa Tyhi, Thalassa Doxa and Thalassa Axia with pre-existing time charters to Evergreen Marine. A value of $18.0 million was assigned to these charters in 2018, in the year ended December 31, 2020 the amortization charged to time charter revenue was $2.9 million (2019: $2.9 million; 2018: $2.9 million).

The long term receivables balance at December 31, 2019 of $1.9 million comprised of loan notes due from third parties arising from the early termination of charters. Following the adoption of ASU 2016-13 from January 1, 2020, the Company recognized a credit loss provision totaling $1.9 million against this long term receivables balance thereby resulting in the balance of $0.0 million as at December 31, 2020. (see also Note 26: Allowance for expected credit losses and Note 10: Other financial items).

Collateral deposits exist on our interest rate, cross currency interest rate and cross currency swaps. Further amounts may be called upon during the term of the swaps if interest rates or currency rates more adversely.

16.    INVESTMENTS IN SALES-TYPE LEASES, DIRECT FINANCING LEASES AND LEASEBACK ASSETS

Following the adoption of ASU 2016-02 from January 2019, the Company records new and modified leases as per ASC 842. The Company has elected the practical expedient to not reassess existing leases. The adoption of the standard resulted in no opening balance adjustments. See also Accounting policies within Note 2.

(in thousands of $)	2020	2019
Investments in sales-type and direct financing leases	592,102	786,598
Investments in leaseback assets	85,441	207,789
	677,543	994,387

As at December 31, 2020, the Company had a total of 28 vessel charters accounted for as sales-type and direct financing leases (2019: 26 vessels) and four vessel charters classified as leaseback assets (2019: six vessels).

Investments in sales type and direct financing leases

As of December 31, 2020, the Company had two VLCC crude tankers accounted for as direct financing leases (2019: three VLCCs). These vessels are on charter to Frontline Shipping Limited ("Frontline Shipping") on long-term, fixed rate time charters which spans an average term of approximately six years as at December 31, 2020. Frontline Shipping is a wholly owned subsidiary of Frontline, a related party. The terms of the charters do not provide Frontline Shipping with an option to terminate the charters before the end of their terms. During the year ended December 31, 2019, these VLCC crude tankers, Front Energy and Front Force underwent EGCS installations. Costs of $4.2 million were capitalized to the net investment in lease balance of the two vessels, which represents a 50% share of joint costs with Frontline Shipping Limited.

The VLCC Front Hakata was sold to an unrelated third party in February 2020. A gain on sale of $1.4 million was recognized in the Consolidated Statement of Operations (refer to Note 8: Gain on sale of assets and termination of charters and Note 24: Related party transactions). During the year ended December 31, 2019 there was no disposals to VLCCs accounted for as direct financing leases.

At December 31, 2019, the Company owned one offshore supply vessel accounted for as a direct financing lease which was chartered on a long-term bareboat charter. In February 2020, the Company entered into a Memorandum of Agreement to sell the offshore support vessel Sea Leopard for recycling to Green Yard AS, an unrelated third party. The vessel was delivered in May 2020. During the year ended December 31, 2020 the Company recorded an impairment loss of $0.2 million (2019: $5.0 million) prior to disposal and a loss on sale of $0.03 million was recognized in the Consolidated Statement of Operations (refer to Note 8 Gain on sale of assets and termination of charters and Note 24: Related party transaction).

As at December 31, 2020, the Company had 15 (2019: 19) container vessels accounted for as direct financing leases and 10 (2019: three) container vessels accounted for as a sales-type leases, all of which are on long-term bareboat charters to MSC Mediterranean Shipping Company S.A. ("MSC"), an unrelated party. The terms of the charters for 15 container vessels provide the charterer with purchase options throughout the term of the charters and the Company with a put option at the end of the seven years charter period. The charter contract for the 10 container vessels accounted for as a sales-type leases provides the charterer with a minimum fixed price purchase obligation at the expiry of each of the charters.

During the year ended December 31, 2020, seven 4,100 TEU container vessels, with a total net book value of $67.2 million (2019: two 5,800 TEU container vessels with a total net book value of $27.3 million), were reclassified from Vessels and Equipment net, to Investment in Sales-Type Leases. The reclassification occurred as a result of amendments to the existing charter contracts. Pursuant to each amended contract, the charterer has a fixed price purchase obligation at the expiry of the additional five year charter period. (Refer to Note 13: Vessels and equipment, net).

During the year ended December 31, 2020, the Company recognized the amount of $361.0 million in investments in direct financing leases in respect of one drilling unit (West Linus) which is held by a wholly owned subsidiary of the Company (SFL Linus Ltd) and leased to a subsidiary of Seadrill. SFL Linus Ltd was previously determined to be a variable interest entity in which the Company was not the primary beneficiary and the subsidiary was accounted for under the equity method. Following changes to the financing agreement in October 2020 as a result of defaults by Seadrill, the Company was determined to be the primary beneficiary of SFL Linus Ltd and consolidates it from this date. (See Note 17: Investment in Associated Companies).

River Box was a previously wholly owned subsidiary of the Company. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. Following the sale of River Box, the investments in the four container vessels accounted for as direct financing leases of $540.9 million have been derecognized from the consolidated financial statements of the Company. (Refer to Note 9: Gain on sale of subsidiaries and disposal groups and Note 17: Investment in Associated Companies).

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

In May 2020, SFL acquired a newbuild VLCC from Landbridge Universal Limited ("Landbridge") where control was not deemed to have passed to the Company due to the presence of repurchase options in the lease on acquisition and therefore was classified as a leaseback asset. Upon delivery, the vessel immediately commenced a seven year bareboat charter back to Landbridge. The charterer has purchase options throughout the term of the charters and there is a purchase obligation at the end of the seven year period.

During the year ended December 31, 2019, the Company acquired six vessels where control was not deemed to have passed to the Company due to the existence of repurchase options in the leases on acquisition. These have therefore been classified as 'leaseback assets'. These comprised of three second-hand feeder size container vessels which were acquired in a purchase and leaseback with subsidiaries of MSC. The vessels were chartered back for approximately six years on bareboat basis. The charterer has purchase options throughout the term of the charters and the Company has a put option at the end of the six year period. Additionally, the Company also entered into purchase and leaseback transactions to acquire three newbuilding crude oil tankers. The vessels were acquired from an affiliate of Hunter Group ASA ("Hunter Group") and leased back to the Hunter Group on five year bareboat charters. During the year ended December 31, 2020, SFL redelivered all three VLCC's to the Hunter Group in August 2020 (Hunter Atla and Hunter Saga) and November 2020 (Hunter Laga), following exercise of options. Net proceeds of $176.2 million were received and debt of $142.5 million repaid. (Refer to Note 8 Gain on sale of assets.)

The following lists the components of investments in sales-type leases, direct financing leases and leaseback assets as at December 31, 2020 and December 31, 2019:

(in thousands of $)	December 31, 2020
	Sales-Type Leases and Direct Financing Leases	Leaseback Assets	Total
Total minimum lease payments to be received	705,196	79,786	784,982
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(40,698)	—	(40,698)
Net minimum lease payments receivable	664,498	79,786	744,284
Estimated residual values of leased property (un-guaranteed)	79,621	31,500	111,121
Less: unearned income	(147,876)	(25,596)	(173,472)
Total investment in sales-type lease, direct financing lease and leaseback assets	596,243	85,690	681,933
Allowance for expected credit losses*	(4,141)	(249)	(4,390)
Total investment in sales-type lease, direct financing lease and leaseback assets	592,102	85,441	677,543
Current portion	45,888	9,532	55,420
Long-term portion	546,214	75,909	622,123

(in thousands of $)	December 31, 2019
	Sales-Type Leases and Direct Financing Leases	Leaseback Assets	Total
Total minimum lease payments to be received	1,085,642	134,073	1,219,715
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(64,222)	—	(64,222)
Net minimum lease payments receivable	1,021,420	134,073	1,155,493
Estimated residual values of leased property (un-guaranteed)	192,429	139,500	331,929
Less: unearned income	(427,251)	(65,784)	(493,035)
Total investment in sales-type lease, direct financing lease and leaseback assets	786,598	207,789	994,387
Allowance for expected credit losses*	—	—	—
Total investment in sales-type lease, direct financing lease and leaseback assets	786,598	207,789	994,387
Current portion	45,361	10,828	56,189
Long-term portion	741,237	196,961	938,198

*See Note 2: Accounting policies and Note 26: Allowance for expected credit losses.

The minimum future gross revenues to be received under the Company's non-cancellable sales type leases, direct financing leases and leaseback assets as of December 31, 2020, are as follows:

(in thousands of $) Year ending December 31,	Sales-Type Leases and Direct Financing Leases	Leaseback Assets	Total
2021	84,206	15,410	99,616
2022	81,628	15,410	97,038
2023	111,874	14,630	126,504
2024	101,775	14,172	115,947
2025	78,058	9,517	87,575
Thereafter	247,655	10,647	258,302
Total minimum lease payments to be received	705,196	79,786	784,982

The above minimum lease revenues includes $89.2 million related to the two VLCCs leased to Frontline Shipping as of December 31, 2020 (See Note 24: Related Party Transactions).

Interest income earned on investments in direct financing leases, sales type leases and leaseback assets in the year ended December 31, 2020 was as follows:

(in thousands of $)	2020	2019	2018
Investments in sales type and direct financing leases*	57,579	56,764	39,678
Investments in leaseback assets	13,637	3,556	—
Total	71,216	60,320	39,678

*Interest income earned on investments in sales-type leases and direct financing leases in the above table includes $1.7 million in relation to Frontline Shipping, a related party (2019: $3.8 million; 2018: $9.6 million).

17.    INVESTMENT IN ASSOCIATED COMPANIES

The Company has, and has had, certain wholly-owned subsidiaries which are accounted for using the equity method of accounting, as it has been determined under ASC 810 that they are variable interest entities in which SFL is not the primary beneficiary.

At December 31, 2020, 2019 and 2018, the Company had the following participation in investments that are recorded using the equity method:

	2020	2019	2018
River Box Holding Inc.	49.90%	—%	—%
SFL Deepwater Ltd	—%	100.00%	100.00%
SFL Hercules Ltd	100.00%	100.00%	100.00%
SFL Linus Ltd	—%	100.00%	100.00%

River Box was a previously wholly owned subsidiary of the Company. River Box holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. A gain of $1.9 million was recognized in the Statement of Operations for the year ended December 31, 2020 in relation to the disposal. See Note 9: Gain on sale of subsidiaries. The Company has accounted for the remaining 49.9% ownership in River Box using the equity method.

SFL Deepwater Ltd ("SFL Deepwater"), SFL Hercules Ltd ("SFL Hercules") and SFL Linus Ltd ("SFL Linus") each own the drilling units West Taurus, West Hercules and West Linus respectively. These units are leased to subsidiaries of Seadrill Limited (“Seadrill”), a related party. Because the main assets of SFL Deepwater, SFL Hercules and SFL Linus are the subject of leases which each include both fixed price call options and a fixed price purchase obligation or put option, they were previously determined to be variable interest entities in which the Company was not the primary beneficiary.

In September 2017, Seadrill announced that it has entered into a restructuring agreement (the “2017 Restructuring Plan”) with more than 97% of its secured bank lenders, approximately 40% of its bondholders and a consortium of investors led by its largest shareholder, Hemen Holding Limited (“Hemen”), who is also the largest shareholder in the Company. The Company, SFL Deepwater, SFL Hercules and SFL Linus also entered into the 2017 Restructuring Plan, which was implemented by way of prearranged Chapter 11 cases. As part of the 2017 Restructuring Plan, the financial covenants on Seadrill were replaced by financial covenants on a newly established subsidiary of Seadrill, Seadrill Rig Holding Company Limited (“RigCo”), who also acts as guarantor for the obligations under the leases for the three drilling units, on a subordinated basis to the senior secured lenders in Seadrill and secured notes.

During the year ended December 31, 2020, Seadrill publicly disclosed that they had appointed financial and legal advisors to evaluate comprehensive restructuring alternatives to reduce debt service costs and overall indebtedness. In September and October 2020, Seadrill failed to pay hire when due under the leases for the three drilling unit. The overdue hires along with certain other events, constituted an event of default under such leases and the related financing agreements. Under the terms of the leases, charter payment from the sub-charterers of West Hercules and West Linus, were paid into accounts pledged to SFL and its financing banks. During November and December 2020, Seadrill and SFL entered into forbearance and funds withdrawal agreements during which Seadrill was allowed to use certain funds received from the sub-charterers to pay operating expenses for the rigs in exchange for the Company being paid approximately 65 -75% of the existing contracted lease hire related to the West Hercules and the West Linus. Any hire received by Seadrill relating to the sub-charters on these two rigs in excess of the withdrawn amounts remained in Seadrill’s earnings accounts pledged to SFL.

In February 2021, Seadrill and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas. SFL and certain of its subsidiaries have entered into court approved interim agreements with Seadrill relating to two of the Company’s drilling rigs, West Linus and West Hercules, allowing for the uninterrupted performance of sub-charters to oil majors while the Chapter 11 process is ongoing. Pursuant to these agreements, Seadrill will be allowed to use funds received from the respective sub-charterers to pay a fixed level of operating and maintenance expenses in additional to general and administrative costs. In exchange, SFL will receive approximately 65 - 75% of the lease hire under the existing charter agreements for West Linus and West Hercules for the same period. With regards to the third rig, West Taurus, the lease has been rejected by the court and the rig will be redelivered to SFL within approximately three months. This rig is debt free and has been held in layup by Seadrill for more than five years. SFL is currently evaluating strategic alternatives for this rig, including potential recycling at an EU approved recycling facility. (See Note 29: Subsequent Events).

In October 2020, the Company was determined to be the primary beneficiary of SFL Linus and SFL Deepwater following changes to the financing agreements and as a result of defaults by Seadrill. Therefore, from October 2020 these subsidiaries were consolidated by the Company. Details are as follows:

SFL Deepwater is a 100% owned subsidiary of SFL, incorporated in 2008 for the purpose of holding two ultra-deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. and Seadrill Offshore AS, fully guaranteed by their parent company Seadrill. In June 2013, SFL Deepwater transferred one of the rigs and the corresponding lease to SFL Hercules (see below). Accordingly, SFL Deepwater now holds one ultra deepwater drilling rig which is leased to Seadrill Deepwater Charterer Ltd. In October 2013, SFL Deepwater entered into a $390 million five years term loan and revolving credit facility with a syndicate of banks, which was used in November 2013 to refinance the previous loan facility. In connection with a Restructuring Plan in 2017, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. In October 2020, the Company repurchased the total debt outstanding under the facility of $176.1 million for $110.0 million and recognized a gain on debt extinguishment of $66.1 million. At December 31, 2020, the balance outstanding under the facility was $0.0 million (2019: $187.9 million). The Company guaranteed $0.0 million of this debt at December 31, 2020 (2019: $84.7 million).

SFL Linus is a 100% owned subsidiary of SFL, acquired in 2013 from North Atlantic Drilling Ltd ("NADL"), a related party. SFL Linus holds a harsh environment jack-up drilling rig which was delivered from the shipyard in February 2014 and immediately leased to North Atlantic Linus Charterer Ltd., fully guaranteed by its parent company NADL. NADL is now a subsidiary of Seadrill. In October 2013, SFL Linus entered into a $475 million five years term loan and revolving credit facility with a syndicate of banks to partly finance the acquisition of the rig. The facility was drawn in February 2014. In connection with the 2017 Restructuring Plan, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. In October 2020, the Company agreed to fully guarantee the facility (2019: $102.5 million) and the balance outstanding under this facility at December 31, 2020, of $216.0 million was consolidated by the Company (2019: $232.1 million equity accounted) together with the other assets and liabilities of SFL Linus.

SFL Hercules is a 100% owned subsidiary of SFL, incorporated in 2012 for the purpose of holding an ultra-deepwater drilling rig and leasing that rig to Seadrill Offshore AS, fully guaranteed by its parent company Seadrill. The rig was transferred, together with the corresponding lease, to SFL Hercules from SFL Deepwater in June 2013. In May 2013, SFL Hercules entered into a $375 million six years term loan and revolving credit facility with a syndicate of banks to partly finance its acquisition of the rig from SFL Deepwater. The facility was drawn in June 2013. In connection with the 2017 Restructuring Plan, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. At December 31, 2020, the balance outstanding under this facility was $185.8 million (2019: $201.9 million). The Company guaranteed $83.1 million of this debt at December 31, 2020 (2019: $78.9 million). In addition, the Company has given the banks a first priority pledge over all shares of SFL Hercules and assigned all claims under a secured loan made by the Company to SFL Hercules in favor of the banks. This loan is secured by a second priority mortgage over the rig which has been assigned to the banks. The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which originally expired in November 2023. In connection with the 2017 Restructuring Plan, the lease has been extended by 13 months until December 2024. Because the main asset of SFL Hercules is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation at the end of the charter, and due to the substantive restrictions in the debt facility, it has been determined that this subsidiary of SFL is a variable interest entity in which SFL is not the primary beneficiary.

As discussed above, following the 2017 Restructuring Plan, RigCo acts as guarantor for the obligations under the leases for the three drilling units, on a subordinated basis to the senior secured lenders in Seadrill and new secured notes. Seadrill was in default on its leases with the Company at December 31, 2020, as well as on certain credit facilities with other lenders. Seadrill's failure to pay hire under the leases for the Company's drilling rigs when due, along with certain other events, including the commencement of its Chapter 11 Proceedings, constitute events of default under such leases and the related financing agreements. Unless cured or waived, the event of default could result in enforcement including making payments under certain guarantees of the loan facility. Due to the default on the SFL Hercules loan agreement, the balance of the long term loan in SFL Hercules was reclassified to short-term as shown below in the summarized balance sheet information.

Summarized balance sheet information of the Company's equity method investees is as follows:

	As of December 31, 2020
(in thousands of $)	TOTAL	River Box	SFL Deepwater	SFL Hercules	SFL Linus
Share presented		49.90%		100.00%
Current assets	34,763	12,475	—	22,288	—
Non-current assets	513,918	258,865	—	255,053	—
Total assets	548,681	271,340	—	277,341	—
Current liabilities	199,255	12,569	—	186,686	—
Non-current liabilities (1)	322,129	243,219	—	78,910	—
Total liabilities	521,384	255,788	—	265,596	—
Total stockholders' equity (2)	27,297	15,552	—	11,745	—

	As of December 31, 2019
(in thousands of $)	TOTAL	River Box	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	75,079	—	29,047	22,645	23,387
Non-current assets	920,801	—	286,222	273,621	360,958
Total assets	995,880	—	315,269	296,266	384,345
Current liabilities	65,832	—	19,168	20,761	25,903
Non-current liabilities (1)	887,887	—	285,147	265,769	336,971
Total liabilities	953,719	—	304,315	286,530	362,874
Total stockholders' equity (2)	42,161	—	10,954	9,736	21,471

(1)River Box and SFL Hercules non-current liabilities at December 31, 2020, include $45.0 million and $78.9 million due to SFL, respectively (see Note 24: Related party transactions). At December 31, 2019 SFL Deepwater, SFL Hercules and SFL Linus non-current liabilities include $113.0 million, $80.0 million and $121.0 million respectively (see Note 24: Related party transactions). In addition, SFL Deepwater, SFL Hercules and SFL Linus current liabilities at December 31, 2019, include a further $1.2 million, $3.4 million and $7.4 million due to SFL, respectively (see Note 24: Related party transactions).
(2)In the year ended December 31, 2020, 2019 and 2018, the Company did not receive any dividends from its associates.

Summarized statement of operations information of the Company's equity method investees is shown below.

	Year ended December 31, 2020
(in thousands of $)	TOTAL	River Box	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	45,573	—	11,835	15,072	18,666
Net operating revenues	45,532	—	11,892	15,050	18,590
Net income (3)	4,286	—	(6,002)	3,827	6,461

	Year ended December 31, 2019
(in thousands of $)	TOTAL	River Box	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	64,142	—	18,966	18,378	26,798
Net operating revenues	64,142	—	18,966	18,378	26,798
Net income (3)	17,054	—	4,346	3,622	9,086

	Year ended December 31, 2018
(in thousands of $)	TOTAL	River Box	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	64,572	—	19,594	19,126	25,852
Net operating revenues	64,410	—	19,540	19,049	25,821
Net income (3)	14,635	—	3,973	3,372	7,290

(3)The net income of River Box, SFL Deepwater, SFL Hercules and SFL Linus for the year ended December 31, 2020, includes interest payable to SFL amounting to $0.0 million, $3.8 million (2019: $5.1 million; 2018: $5.1 million), $3.6 million (2019: $3.6 million; 2018: $3.6 million), and $4.5 million (2019: $5.4 million; 2018: $5.4 million), respectively (see Note 24: Related party transactions).

As required by ASU 2016-13 'Financial Instruments - Credit Losses' from January 2020, SFL Deepwater, SFL Hercules and SFL Linus recognized an allowance for expected credit losses in respect of their principal financial assets: 'Investment in direct financing leases' and 'Related party receivable balances', held at the reporting date, which are within the scope of the ASU.

Movements in the year ended December 31, 2020, in the allowance for expected credit losses can be summarized as follows:

	As of December 31, 2020
(in thousands of $)	TOTAL	River Box	SFL Deepwater	SFL Hercules	SFL Linus
Share presented		49.90%		100.00%
Balance at December 31, 2019	—	—	—	—	—
Adjustment for adoption of the ASU 2016-13 (Note 2)	27,024	—	23,493	1,816	1,715
Transferred from associates	(35,665)	—	(32,964)	—	(2,701)
Addition from new associate	786	786	—	—	—
Allowance recorded in net income of associated company	11,276	—	9,471	819	986
Balance at December 31, 2020	3,421	786	—	2,635	—

As indicated in Note 2: 'Accounting Policies', the allowance for expected credit losses is based on an analysis of factors including the credit rating assigned to the lessee, Seadrill, management's assessment of current and expected conditions in the offshore drilling market and calculated collateral exposure. SFL Deepwater had a significantly higher allowance for expected credit losses due to calculated collateral exposure. In October 2020, SFL's Deepwater's direct financing lease was transferred to the Company net of its credit loss provision and recorded in vessels and equipment net, and was subsequently impaired. See Note 13: Vessels and equipment, net.

In the year ended December 31, 2020, December 31, 2019, and December 2018, SFL Deepwater, SFL Hercules and SFL Linus did not pay any dividends.

18.    ACCRUED EXPENSES

(in thousands of $)	2020	2019
Vessel operating expenses	12,841	8,668
Administrative expenses	1,603	1,694
Interest expense	6,616	6,770
	21,060	17,132

19.    OTHER CURRENT LIABILITIES

(in thousands of $)	2020	2019
Deferred and prepaid charter revenue	15,156	10,000
Employee taxes	34	3,117
Other items	895	162
	16,085	13,279

20.    SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	2020	2019
Long-term debt:
Norwegian kroner 500 million senior unsecured floating rate bonds due 2020	—	56,910
5.75% senior unsecured convertible bonds due 2021	212,230	212,230
Norwegian kroner 700 million senior unsecured floating rate bonds due 2023	81,572	79,674
4.875% senior unsecured convertible bonds due 2023	139,900	148,300
Norwegian kroner 700 million senior unsecured floating rate bonds due 2024	80,989	79,674
Norwegian kroner 600 million senior unsecured floating rate bonds due 2025	62,927	—
Borrowings secured on Frontline shares	15,639	36,763
U.S. dollar denominated floating rate debt due through 2025	1,070,137	1,013,626
Total debt principal	1,663,394	1,627,177
Less: unamortized debt issuance costs	(14,325)	(19,089)
Less: current portion of long-term debt	(484,956)	(253,059)
Total long-term debt	1,164,113	1,355,029

The outstanding debt as of December 31, 2020, is repayable as follows:

Year ending December 31,	(in thousands of $)
2021	484,956
2022	262,059
2023	493,535
2024	227,703
2025	195,141
Thereafter	—
Total debt principal	1,663,394

Interest rate information

	December 31, 2020	December 31, 2019
Weighted average interest rate	2.91%	4.27%
US Dollar London Interbank Offered Rate ("LIBOR")	0.24%	1.91%
Norwegian Interbank Offered Rate ("NIBOR")	0.49%	1.84%

The weighted average interest rate is for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) which takes into consideration the effect of related interest rate swaps.

NOK500 million senior unsecured bonds due 2020
On June 22, 2017, the Company issued a senior unsecured bond loan totaling NOK500 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin. In January and March 2020, the Company purchased bonds with principal amounts totaling NOK174 million, equivalent to $19.5 million. A loss of $0.4 million was recorded on the transaction. The remaining balance of NOK326 million, equivalent to $33.7 million, was repaid in full on June 22, 2020. The net amount outstanding at December 31, 2020, was NOK0.0 million, equivalent to $0.0 million (2019: NOK500.0 million, equivalent to $56.9 million).

5.75% senior unsecured convertible bonds due 2021
On October 5, 2016, the Company issued a senior unsecured convertible bond loan totaling $225 million. Interest on the bonds is fixed at 5.75% per annum and is payable in cash quarterly in arrears on January 15, April 15, July 15 and October 15. The bonds are convertible into SFL Corporation Ltd. common shares and mature on October 15, 2021. The net amount outstanding at December 31, 2020 was $212.2 million (2019: $212.2 million). The initial conversion rate at the time of issuance was 56.2596 common shares per $1,000 bond, equivalent to a conversion price of approximately $17.7747 per share. The conversion rate will be adjusted for dividends in excess of $0.225 per common share per quarter. Since the issuance, dividend distributions have increased the conversion rate to 65.8012 common shares per $1,000 bond, equivalent to a conversion price of approximately $15.20 per share. Based on the closing price of our common stock of $6.28 on December 31, 2020, the if-converted value was less than the principal amounts by $124.5 million. No bonds were purchased in the years ended December 31, 2020 and December 31, 2019.

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

As required by ASC 470-20 "Debt with conversion and Other Options", the Company calculated the equity component of the convertible bond, taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $4.6 million at issuance and this amount was recorded as "Additional paid-in capital", with a corresponding adjustment to "Deferred charges", which are amortized to "Interest expense" over the appropriate period. The amortization of this item amounted to $0.8 million in the year ended December 31, 2020 (2019: $0.7 million). The balance remaining in equity as at December 31, 2020 was $4.0 million (2019: $4.0 million).

NOK700 million senior unsecured bonds due 2023
On September 13, 2018 the Company issued a senior unsecured bond totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on September 13, 2023. On July 30, 2019, the Company conducted a tap issue of NOK100 million under this facility. The bonds were issued at 101.625% of par, and the new outstanding amount after the tap issue is NOK700 million. The net amount outstanding at December 31, 2020, was NOK700 million, equivalent to $81.6 million (2019: NOK700 million, equivalent to $79.7 million).

4.875% senior unsecured convertible bonds due 2023
On April 23, 2018, the Company issued a senior unsecured convertible bond totaling $150 million. Additional bonds were issued on May 4, 2018 at a principal amount of $14.0 million. Interest on the bonds is fixed at 4.875% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1 and November 1. The bonds are convertible into SFL Corporation Ltd. common shares and mature on May 1, 2023. The net amount outstanding at December 31, 2020 was $139.9 million (2019: $148.3 million). The initial conversion rate at the time of issuance was 52.8157 common shares per $1,000 bond, equivalent to a conversion price of approximately $18.93 per share. Since the issuance, dividend distributions have increased the conversion rate to 71.8147 common shares per $1,000 bond, equivalent to a conversion price of approximately $13.92 per share. Based on the closing price of our common stock of $6.28 on December 31, 2020, the if-converted value was less than the principal amounts by $76.8 million. In March and December 2020, the Company purchased bonds with principal amounts totaling $8.4 million (2019: $3.4 million). A gain of $0.3 million was recorded on the transaction (2019: gain of $0.3 million).

In conjunction with the bond issue, the Company agreed to loan up to 7,000,000 of its common shares to affiliates of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. As at December 31, 2020, a total of 3,765,842 shares were issued from up to 7,000,000 shares issuable under a share lending arrangement.

As required by ASC 470-20 "Debt with conversion and Other Options", the Company calculated the equity component of the convertible bond, taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $7.9 million at issuance and this amount was recorded as "Additional paid-in capital", with a corresponding adjustment to "Deferred charges", which are amortized to "Interest expense" over the appropriate period. The amortization of this item amounted to $1.3 million in the year ended December 31, 2020 (2019: $1.3 million). As a result of the purchase of bonds with principal amounts totaling $8.4 million (2019: $3.4 million), a total of $0.3 million (2019: $0.2 million) was allocated as the reacquisition of the equity component. The balance remaining in equity as at December 31, 2020 was $6.8 million (2019:$7.1 million).

NOK700 million senior unsecured bonds due 2024
On June 4, 2019, the Company issued a senior unsecured bond totaling NOK700 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on June 4, 2024. In March 2020, the Company purchased bonds with principal amounts totaling NOK5 million equivalent to $0.5 million. A gain of $0.0 million was recorded on the transaction. The net amount outstanding at December 31, 2020 was NOK695 million equivalent to $81.0 million (2019: NOK700 million, equivalent to $79.7 million).

NOK600 million senior unsecured bonds due 2025
On January 21, 2020, the Company issued a senior unsecured bond totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on January 21, 2025. In February and March 2020, the Company purchased bonds with principal amounts totaling NOK60 million equivalent to $6.0 million. A gain of $1.4 million was recorded on the transaction. The net amount outstanding at December 31, 2020 was NOK540 million equivalent to $62.9 million (2019: NOK0 million, equivalent to $0.0 million).

$40 million senior secured term loan facility
In March 2020, two wholly-owned subsidiaries of the Company entered into a $40 million senior secured term loan facility with a bank, secured against two Suezmax tankers. The Company has provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and with a term of approximately two years. The net amount outstanding at December 31, 2020, was $37.0 million (2019: $0.0 million).

$15 million senior secured term loan facility
In March 2020, three wholly-owned subsidiaries of the Company entered into a $15 million senior secured term loan facility with a bank, secured against three container vessels. The Company has provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and with a term of approximately five years. The net amount outstanding at December 31, 2020, was $12.8 million (2019: $0.0 million).

$175 million term loan facility
In March 2020, four wholly-owned subsidiaries of the Company entered into a $175 million term loan facility with a syndicate of banks, secured against four 8,700 TEU containerships. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and with a term of approximately five years. The net amount outstanding at December 31, 2020, was $165.5 million (2019: $0.0 million).

$50 million senior secured term loan facility
In May 2020, a wholly-owned subsidiary of the Company entered into a $50 million senior secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of approximately five years. The facility is secured against a 308,000 dwt VLCC. The net amount outstanding at December 31, 2020, was $48.6 million (2019: $0.0 million).

$50 million senior secured credit facility
In November 2020, a wholly-owned subsidiary of the Company entered into a $50 million senior secured term loan facility with a bank, secured against a container vessel. The Company has provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and with a term of approximately four years. The net amount outstanding at December 31, 2020, was $50.0 million (2019: $0.0 million).

$475 million term loan and revolving credit facility
SFL Linus was consolidated from October 29, 2020. (See Note 17: Investment in Associated Companies). In October 2013, SFL Linus entered into a $475 million five years term loan and revolving credit facility with a syndicate of banks to partly finance the acquisition of the rig. The facility was drawn in February 2014. During the year ended December 31, 2017, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. In addition, the Company has given the banks a first priority pledge over all shares of SFL Linus and assigned all claims under a secured loan made by the Company to SFL Linus in favor of the banks. This loan is secured by a second priority mortgage over the rig which has been assigned to the banks. At December 31, 2020, the balance outstanding under this facility was $216.0 million (2019: $232.1 million included in Note 17: Investment in associated companies). The Company fully guaranteed the facility as at December 31, 2020 (2019: $102.5 million was guaranteed).

$390 million term loan and revolving credit facility
SFL Deepwater was consolidated from October 29, 2020. (See Note 17: Investment in Associated Companies). In October 2013, SFL Deepwater entered into a $390 million five years term loan and revolving credit facility with a syndicate of banks, which was used in November 2013 to refinance the previous loan facility. During the year ended December 31, 2017, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. In addition, the Company had given the banks a first priority pledge over all shares of SFL Deepwater and assigned all claims under a secured loan made by the Company to SFL Deepwater in favor of the banks. This loan was secured by a second priority mortgage over the rig which has been assigned to the banks. In October 2020, the Company repurchased the total debt outstanding under the facility of $176.1 million for $110.0 million and recognized a gain on debt extinguishment of $66.1 million. At December 31, 2020, the balance outstanding under the facility was $0.0 million (2019: $187.9 million included in Note 17: Investment in associated companies). The Company guaranteed $0.0 million of this debt at December 31, 2020 (2019: $84.7 million).

$24.9 million senior secured term loan facility
In February 2019, three wholly-owned subsidiaries of the Company entered into a $24.9 million senior secured term loan facility with a bank, secured against three Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at December 31, 2020, was $20.3 million (2019: $22.9 million).

$50 million senior secured term loan facility
In February 2019, three wholly-owned subsidiaries of the Company entered into a $50 million senior secured term loan facility with a bank, secured against three tankers chartered to Frontline Shipping. In 2020, $14.9 million of this facility was repaid following the sale of one tanker and the facility now relates to the remaining two tankers. The Company has provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately four years. The net amount outstanding at December 31, 2020, was $35.2 million (2019: $50.0 million).

$29.5 million term loan facility
In March 2019, two wholly-owned subsidiaries of the Company entered into a $29.5 million term loan facility with a bank, secured against two car carriers. The Company has provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at December 31, 2020, was $23.0 million (2019: $27.0 million).

$33.1 million term loan facility
In June 2019, five wholly-owned subsidiaries of the Company entered into a $33.1 million term loan facility with a syndicate of banks. The Company has provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately four years. During the year ended December 31, 2020 the five subsidiaries were dissolved and the facility was assigned to the Company. The net amount outstanding at December 31, 2020, was $28.8 million (2019: $33.1 million).

$142.5 million senior secured term loan facility
In September 2019, three wholly-owned subsidiaries of the Company entered into a $142.5 million senior secured term loan facility with a bank, to partly fund the acquisition of three newbuilding crude oil tankers, against which the facility was secured. The Company had provided a corporate guarantee for this facility, which bore interest at LIBOR plus a margin and had a term of five years from the delivery of each vessel. During the year ended December 31, 2020, purchase options were exercised on the three crude oil tankers. Two of the vessels were delivered in August 2020 and one was delivered in November 2020. The portion of the facility relating to each vessel was fully repaid upon delivery. The net amount outstanding at December 31, 2020, was $0.0 million (2019: $142.5 million).

$42.6 million secured term loan facility
In February 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of approximately five years. The facility was secured against a Suezmax tanker. In November 2014 and November 2019 the terms of the loan were amended and restated, and the facility matured in February 2020, at which date the loan was repaid in full. The net amount outstanding at December 31, 2020, was $0.0 million (2019: $14.9 million).

$42.6 million secured term loan facility
In March 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of approximately five years. The facility was secured against a Suezmax tanker. In March 2015, the terms of the loan were amended and restated, and the facility matured in March 2020, at which date the loan was repaid in full. The net amount outstanding at December 31, 2020, was $0.0 million (2019: $14.9 million).

$171 million secured term loan facility
In May 2011, eight wholly-owned subsidiaries of the Company entered into a $171 million secured loan facility with a syndicate of banks, secured against a 1,700 TEU container vessel and seven Handysize dry bulk carriers. The 1,700 TEU container vessel was sold in May 2018 and the facility now relates to the remaining seven vessels. The facility is supported by China Export & Credit Insurance Corporation, or SINOSURE, which provides an insurance policy in favor of the banks for part of the outstanding loan. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The net amount outstanding at December 31, 2020, was $53.2 million (2019: $63.4 million).

$45 million secured term loan and revolving credit facility
In June 2014, seven wholly-owned subsidiaries of the Company entered into a $45 million secured term loan and revolving credit facility with a bank, secured against seven 4,100 TEU container vessels. The facility bears interest at LIBOR plus a margin and has a term of five years. During June 2019, the terms of loan were amended and the loan was extended by a further two years. At December 31, 2020, the available amount under the revolving part of the facility was $0.0 million (2019: $0.0 million). The net amount outstanding at December 31, 2020, was $45.0 million (2019: $45.0 million).

$20 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $20 million secured term loan facility with a bank, secured against two 5,800 TEU container vessels. The facility bears interest at LIBOR plus a margin and has a term of five years. In September 2019, the terms of the loan were amended and restated, and the facility now matures in March 2024. The net amount outstanding at December 31, 2020, was $17.3 million (2019: $19.1 million).

$127.5 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $127.5 million secured term loan facility with a bank, secured against two 8,700 TEU container vessels, which were delivered in 2014. The Company had provided a limited corporate guarantee for this facility, which bore interest at LIBOR plus a margin and had a term of seven years. The facility matured in April 2020, and was repaid in full. The net amount outstanding at December 31, 2020, was $0.0 million (2019: $84.0 million).

$127.5 million secured term loan facility
In November 2014, two wholly-owned subsidiaries of the Company entered into a $127.5 million secured term loan facility with a bank, secured against two 8,700 TEU container vessels, which were delivered in 2015. The Company had provided a limited corporate guarantee for this facility, which bore interest at LIBOR plus a margin and had a term of seven years. The facility matured in April 2020, and was repaid in full. The net amount outstanding at December 31, 2020 was $0.0 million (2019: $87.1 million).

$39 million secured term loan facility
In December 2014, two wholly-owned subsidiaries of the Company entered into a $39 million secured term loan facility with a bank, secured against two Kamsarmax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at December 31, 2020, was $21.8 million (2019: $24.3 million).

$166.4 million secured term loan facility
In July 2015, eight wholly-owned subsidiaries of the Company entered into a $166.4 million secured term loan facility with a syndicate of banks, secured against eight Capesize dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2020 was $90.1 million (2019: $104.0 million).

$210 million secured term loan facility
In November 2015, three wholly-owned subsidiaries of the Company entered into a $210 million secured term loan facility with a syndicate of banks, to partly finance the acquisition of three container vessels, against which the facility is secured. One of the vessels was delivered in 2015, and the remaining two vessels were delivered in 2016. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of five years from the delivery of each vessel. In November 2020 the portion of the facility relating to one subsidiary matured, and the outstanding debt of $49.2 million was repaid in full. At December 31, 2020, the net amount outstanding was $99.5 million (2019: $160.8 million).

$76 million secured term loan facility
In August 2017, two wholly-owned subsidiaries of the Company entered into a $76 million secured term loan facility with a bank, secured against two product tanker vessels. The two vessels were delivered in August 2017. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. At December 31, 2020, the net amount outstanding was $59.1 million (2019: $64.3 million).

$50 million secured term credit facility
In June 2018, 15 wholly-owned subsidiaries of the Company entered into a $50 million secured term loan facility with a bank, secured against 15 feeder size container vessels. The 15 feeder size container vessels were delivered in April 2018. The Company has provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at December 31, 2020, was $34.1 million (2019: $40.7 million).

$17.5 million secured term loan facility due 2023
In December 2018, two wholly-owned subsidiaries of the Company entered into a $17.5 million secured term loan facility with a bank, secured against two Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at December 31, 2020, was $12.9 million (2019: $15.7 million).

Borrowings secured on Frontline shares
As at December 31, 2019, the Company had a forward contract to repurchase 3.4 million shares of Frontline which expired in June 2020 for $36.8 million. The transaction was accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability of $36.8 million recorded within debt at December 31, 2019. During the year ended December 31, 2020 the Company repurchased 2.0 million shares subject to the forward contact and repaid $21.1 million of the secured borrowing.

As at December 31, 2020, the Company had a forward contract which expired in January of 2021, and has subsequently been rolled over to April 2021, to repurchase 1.4 million shares of Frontline at a repurchase price of $16.1 million including accrued interest. The transaction has been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability of $15.6 million recorded within debt at December 31, 2020. The Company is required to post collateral of 20% of the total repurchase price plus any negative mark to market movement from the repurchase price for the duration of the agreement. As at December 31, 2020 $9.0 million (2019: $3.5 million) was held as collateral and recorded as restricted cash.

The aggregate book value of assets pledged as security against borrowings at December 31, 2020, was $1,864 million (2019: $1,753 million).

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of December 31, 2020, the Company is in compliance with all of the covenants under its long-term debt facilities.

21.    FINANCE LEASE LIABILITY

(in thousands of $)	2020	2019
Finance lease liability, current portion	48,887	68,874
Finance lease liability, long-term portion	524,200	1,037,553
	573,087	1,106,427

River Box was a previously wholly owned subsidiary of the Company. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef which were chartered-in on a bareboat basis, each for a period of 15 years from delivery by the shipyard. The four vessels are also chartered-out for the same 15-year period on a bareboat basis to MSC, an unrelated party. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. Following the sale of River Box, the investments in the four container vessels accounted for as direct financing leases of $540.9 million and its related finance lease liabilities of $464.7 million have been derecognized from the consolidated financial statements of the Company. Refer to Note 9: Gain on sale of subsidiaries and disposal groups and Note 17: Investment in Associated Companies.

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

The Company's future minimum lease liability under the non-cancellable finance leases are as follows:

Year ending December 31,	(in thousands of $)
2021	74,735
2022	74,735
2023	74,735
2024	433,866
2025	—
Thereafter	—
Total finance lease liability	658,071
Less: imputed interest payable	(84,984)
Present value of finance lease liability	573,087
Less: current portion	(48,887)
Finance lease liability, long-term portion	524,200

Interest incurred on the finance lease liability in the year ended December 31, 2020 was $59.6 million (2019: $62.8 million; 2018: $21.8 million).

Following the adoption of ASU 2016-02 from January 2019, the Company records new and modified leases in accordance with ASC 842. The Company elected the practical expedient to not reassess existing leases. The adoption of the standard resulted in no opening balance adjustments. See also Note 2: Accounting Policies.

22.    SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	2020	2019
300,000,000 common shares of $0.01 par value each (December 31, 2019: 200,000,000 common shares of $0.01 par value each)	3,000	2,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	2020	2019
127,810,064 common shares of $0.01 par value each (December 31, 2019: 119,391,310 common shares of $0.01 par value each)	1,278	1,194

The Company's common shares are listed on the New York Stock Exchange.

On May 1, 2020, SFL filed a registration statement to register the sale of up to 10,000,000 Common Shares pursuant to the dividend reinvestment plan, or DRIP to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned or other cash amounts, in the Company's Common Shares on a regular basis, one time basis or otherwise. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, SFL may grant additional share sales to investors from time to time up to the amount registered under the plan.

In May 2020, the Company entered into an equity distribution agreement with BTIG LLC ("BTIG") under which SFL may, from time to time, offer and sell new ordinary shares having aggregate sales proceeds of up to $100.0 million through an At-the-Market Sales Agreement offering ('ATM').

During the year ended December 31, 2020, the Company issued and sold 8.4 million shares under these arrangements and total proceeds of $61.5 million net of costs were received, resulting in a premium on issue of $61.4 million.

At the Annual General Meeting of the Company held in August 2020, a resolution was passed to approve an increase of the Company’s authorized share capital from $2,000,000 equivalent to 200,000,000 common shares of $0.01 par value each to $3,000,000 equivalent to 300,000,000 common shares of $0.01 par value each by the authorization of an additional 100,000,000 common shares of $0.01 par value each.

During the year ended December 31, 2020, the Company issued a total of 6,869 new shares of $0.01 each following the exercise of 17,500 share options (2019: 18,246 new shares issued to satisfy 65,000 options exercised and 2018: no new shares). The weighted average exercise price of the options exercised in 2020 was $8.63 per share. In November 2016, the Board of Directors renewed the Company's Share Option Scheme (the "Option Scheme"), originally approved in November 2006. The Option Scheme permits the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid in capital (see also Note 23: Share option plan).

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

In April 2018, the Company issued a total of 3,765,842 new shares of par value $0.01 each from up to 7,000,000 issuable under a share lending arrangement in relation with the Company's issuance of 4.875% senior unsecured convertible bonds in April and May 2018. The shares issued have been loaned to affiliates of the underwriters of the bond issue in order to assist investors in the bonds to hedge their position. The bonds are convertible into common shares and mature on May 1, 2023. As required by ASC 470-20 "Debt with Conversion and Other Options", the Company calculated the equity component of the convertible bond, which was valued at $7.9 million at issue date and recorded as "Additional paid-in capital" (see Note 20: Short-term and long-term debt). During the year ended December 31, 2020, the Company purchased bonds with principal amounts totaling $8.4 million (2019: $3.4 million). The equity component of these extinguished bonds was valued at $0.3 million (2019: $0.2 million) and has been deducted from "Additional paid-in capital".

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

In November 2016, in relation with the Company's issue in October 2016 of senior unsecured convertible bonds totaling $225 million, the Company issued 8,000,000 new shares of par value $0.01 each. The shares were issued at par value and have been loaned to an affiliate of one of the underwriters of the bond issue, in order to assist investors in the bonds to hedge their position. The bonds are convertible into common shares and mature on October 15, 2021. The initial conversion rate at the time of issuance was 56.2596 common shares per $1,000 bond, equivalent to a conversion price of approximately $17.7747 per share to the share price at the time. Since then, dividend distributions have increased the conversion rate to 65.8012, equivalent to a conversion price of approximately $15.20 per share. As required by ASC 470-20 "Debt with conversion and Other Options", the Company calculated the equity component of the convertible bond, which was valued at $4.0 million and recorded as "Additional paid-in capital" (see Note 20: Short-term and long-term debt).

During the year ended December 31, 2020, $109.4 million of the dividend declared was paid from contributed surplus (2019:$31.9 million).

23.    SHARE OPTION PLAN

In November 2006, the Board of Directors approved the Company's Share Option Scheme (the "Option Scheme"). The Option Scheme will expire in November 2026, following the renewal in November 2016. The terms and conditions remain unchanged from those originally adopted in November 2006 and permits the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid-in capital. As of December 31, 2020 additional paid-in capital was credited with $1.0 million relating to the fair value of options granted in April 2018, January 2019, March 2019 and February 2020.

In February 2020, the Company awarded a total of 350,000 options to officers, employees and directors, pursuant to the Company's Share Option Scheme. The options have a five year term and a three year vesting period and the first options will be exercisable from February 2021 onwards. The initial strike price was $13.45 per share.

The following summarizes share option transactions related to the Option Scheme in 2020, 2019 and 2018:

	2020		2019		2018
	Options	Weighted average exercise price $	Options	Weighted average exercise price $	Options	Weighted average exercise price $
Options outstanding at beginning of year	835,000	10.72	417,500	11.43	369,500	12.20
Granted	350,000	13.45	525,000	12.19	83,000	14.67
Exercised	(17,500)	8.63	(65,000)	9.92	—	—
Forfeited	(85,000)	11.02	(42,500)	11.80	(35,000)	10.03
Options outstanding at end of year	1,082,500	10.56	835,000	10.72	417,500	11.43

Exercisable at end of year	418,167	9.45	236,167	9.58	111,500	10.03

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

The fair values of options granted are estimated on the date of the grant, using the Black-Scholes-Merton option valuation model. The fair values are then expensed over the periods in which the options vest. The weighted average fair value of options granted in 2020 was $1.76 per share as at grant date (2019: $2.68; 2018: $3.49). The weighted average assumptions used to calculate the fair values of the new options granted in 2020 were (a) risk free interest rate of 1.40% (2019: 2.36%; 2018: 2.63%); (b) expected share price volatility of 21.6% (2019: 25.0%; 2018: 29.5%); (c) expected dividend yield of 0% (2019: 0%; 2018: 0%) and (d) expected life of options 2 years (2019: 3.5 years; 2018: 3.5 years).

The total intrinsic value of 17,500 options exercised in 2020 was $0.2 million on the day of exercise and the Company issued a total of 6,869 new shares in full satisfaction of this intrinsic value, with no cash exchanges.

The total intrinsic value of 65,000 options exercised in 2019 was $0.3 million on the day of exercise and the Company issued a total of 18,246 new shares in full satisfaction of this intrinsic value, with no cash exchanges.

There were no options exercises in 2018.

As of December 31, 2020, there are 418,167 options fully vested but not exercised (2019: 236,167 options; 2018: 111,500 options) and their intrinsic value amounted to $0.0 million (2019: $1.2 million; 2018: $0.0 million). The weighted average remaining term of the vested exercisable options is 1.9 years as of December 31, 2020.

As of December 31, 2020, the unrecognized compensation costs relating to non-vested options granted under the Option Scheme was $0.7 million (2019: $0.8 million; 2018: $0.3 million) and their intrinsic value amounted to $0.0 million (2019: $2.0 million; 2018: $0.0 million). This cost will be recognized over the remaining vesting periods, which average 0.7 years (2019: 1.3 years; 2018: 1.4 years).

During the year ended December 31, 2020, the Company recognized a net expense of $0.9 million in compensation cost relating to the stock options (2019: $0.8 million; 2018: $0.4 million).

24.    RELATED PARTY TRANSACTIONS

The Company has had transactions with the following related parties, being companies in which our principal shareholder Hemen Holding and companies associated with Hemen have, or had, a significant direct or indirect interest:

–    Frontline
–    Frontline Shipping Limited ("Frontline Shipping")
–    Seadrill
–    Golden Ocean
–    Seatankers Management Co. Ltd. (“Seatankers”)
–    NorAm Drilling
–    ADS Maritime Holding Plc, formerly known as ADS Crude Carriers Plc ("ADS Maritime Holding")
–    Golden Close Corporation. Ltd. ("Golden Close")
–     Sterna Finance Limited ("Sterna Finance")
–     River Box Holding Limited ("River Box")

The Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies, excluding investment in direct financing lease balances (Refer to Note 16: Investments in sales-type leases, direct financing leases and leaseback assets).

(in thousands of $)	2020	2019
Amounts due from:
Frontline Shipping	2,875	2,948
Frontline	3,202	6,708
Seadrill	3,613	51
SFL Linus	—	7,392
SFL Deepwater	—	1,246
SFL Hercules	—	3,423
Golden Ocean	—	627
Other related parties	2	4
Allowance for expected credit losses*	(1,974)	—
Total amount due from related parties	7,718	22,399
Loans to related parties - associated companies, long-term
River Box	45,000	—
SFL Deepwater	—	113,000
SFL Hercules	78,910	80,000
SFL Linus	—	121,000
Total loans to related parties - associated companies, long-term	123,910	314,000
Long-term receivables from related parties
Frontline	—	9,171
Frontline Shipping	—	4,445
Total long-term receivables from related parties	—	13,616
Amounts due to:
Frontline Shipping	836	3,884
Frontline	1,826	47
Golden Ocean	23	—
Other related parties	39	49
Total amount due to related parties	2,724	3,980

*See Note 3: Recently issued accounting standards and Note 26: Allowance for expected credit losses.

River Box was a previously wholly owned subsidiary of the Company. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. Net proceeds of $17.5 million were received for the shares, resulting in a net gain of $1.9 million on the sale. The Company has accounted for the remaining 49.9% ownership in River Box using the equity method (Refer to Note 17: Investment in associated companies).

SFL Deepwater, SFL Hercules and SFL Linus each own the drilling units West Taurus, West Hercules and West Linus respectively. These units are leased to subsidiaries of Seadrill, a related party. Because the main assets of SFL Deepwater, SFL Hercules and SFL Linus are the subject of leases which each include both fixed price call options and a fixed price purchase obligation or put option, they were previously determined to be variable interest entities in which the Company was not the primary beneficiary and therefore accounted for as investments in associated companies (Refer to Note 17: Investment in associated companies).

During the year ended December 31, 2020, Seadrill publicly disclosed that they had appointed financial and legal advisors to evaluate comprehensive restructuring alternatives to reduce debt service costs and overall indebtedness. In September and October 2020, Seadrill failed to pay hire when due under the leases for the three drilling unit. The overdue hires along with certain other events, constituted an event of default under such leases and the related financing agreements. Under the terms of the leases, charter payment from the sub-charterers of West Hercules and West Linus, were paid into accounts pledged to SFL and its financing banks. During November and December 2020, Seadrill and SFL entered into forbearance and funds withdrawal agreements during which Seadrill was allowed to use certain funds received from the sub-charterers to pay operating expenses for the rigs in exchange for the Company being paid approximately 65 -75% of the existing contracted lease hire related to the West Hercules and the West Linus. Any hire received by Seadrill relating to the sub-charters on these two rigs in excess of the withdrawn amounts remained in Seadrill’s earnings accounts pledged to SFL.

In February 2021, Seadrill and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas. SFL and certain of its subsidiaries have entered into court approved interim agreements with Seadrill relating to two of the Company’s drilling rigs, West Linus and West Hercules, allowing for the uninterrupted performance of sub-charters to oil majors while the Chapter 11 process is ongoing. Pursuant to these agreements, Seadrill will be allowed to use funds received from the respective sub-charterers to pay a fixed level of operating and maintenance expenses in additional to general and administrative costs. In exchange, SFL will receive approximately 65 - 75% of the lease hire under the existing charter agreements for West Linus and West Hercules for the same period. With regards to the third rig, West Taurus, the lease has been rejected by the court and the rig will be redelivered to SFL within approximately three months. This rig is debt free and has been held in layup by Seadrill for more than five years. SFL is currently evaluating strategic alternatives for this rig, including potential recycling at an EU approved recycling facility. (See Note 29: Subsequent Events).

In October 2020, the Company was determined to be the primary beneficiary of SFL Linus and SFL Deepwater following changes to the financing agreements as a result of defaults by Seadrill. Therefore, from October 2020, these subsidiaries were consolidated by the Company.

As described below in "Related party loans", at December 31, 2020 and 2019, the long-term loan from the Company to SFL Hercules (2019: loans to SFL Deepwater, SFL Hercules, and SFL Linus) is presented net of its current account to the extent that it is an amount due to the associate. (Refer also to Concentration of Risk in Note 25).

Related party leasing and service contracts
As at December 31, 2020, two of the Company's vessels leased to Frontline Shipping (2019: three) are recorded as investment in direct financing leases. At December 31, 2020, the balance of net investments in direct financing leases with Frontline Shipping was $76.1 million before credit loss provision (2019: $111.5 million), of which $6.3 million (2019: $8.3 million) represents short-term maturities.

In addition, included within vessels and equipment chartered under operating leases at December 31, 2020, there were eight Capesize dry bulk carriers leased to a fully guaranteed subsidiary of Golden Ocean (2019: eight). At December 31, 2020, the net book value of assets leased under operating leases to Golden Ocean was $200.5 million (2019: $201.7 million).
A summary of leasing revenues and repayments from Frontline Shipping and Golden Ocean is as follows:

(in millions of $)	2020	2019	2018
Golden Ocean:
Operating lease income	52.0	51.1	53.3
Profit share	—	0.8	0.3
Frontline Shipping:
Direct financing lease interest income	1.7	3.8	9.6
Direct financing lease service revenue	6.9	9.9	22.1
Direct financing lease repayments	6.5	7.9	16.8
Profit share	18.6	4.8	1.5

In June 2015, amendments were made to the charter agreements relating to 17 vessels. The amendments, which are effective from July 1, 2015, and do not affect the duration of the leases, include reductions in the daily time-charter rates to $20,000 per day for VLCCs and $15,000 per day for Suezmax tankers. As consideration for the agreed amendments, the Company received 55 million shares, (which was reduced to 11 million shares in February 2016 after Frontline enacted a 1-for-5 reverse stock split of its ordinary shares) and also an increase in the profit sharing percentage (see below). A dividend restriction was introduced on Frontline Shipping whereby it can only make distributions to its parent company if it can demonstrate it meets certain conditions. During the year ended December 31, 2020, the Company sold approximately 2.0 million shares (2019: 7.6 million shares) and the investment in Frontline consists of approximately 1.4 million shares which are valued at $9.0 million at December 31, 2020. This investment is included in Note 11: Investments in debt and equity securities.

In the year ended December 31, 2019, SFL entered into an agreement with Golden Ocean, where the Company agreed to finance EGCS installations on seven of the eight Capesize bulk carriers with an amount of up to $2.5 million per vessel, in return for increased charter hire of $1,535 per day for the 1 January 2020 to 30 June 2025. The installations have been completed during the year ended December 31, 2020, with the cost being capitalized into the value of the assets. Profits sharing arrangements were not changed.

Also, two of the three VLCC crude tankers underwent EGCS installations during the year ended December 31, 2019. The Company incurred costs of $4.2 million, which represent a 50% share of joint costs with Frontline Shipping. Profits sharing arrangements were not changed.

Frontline Shipping pays the Company profit sharing of 50% of their earnings on a time-charter equivalent basis from their use of the Company's fleet above average threshold charter rates calculated on a quarterly basis. The Company earns and recognizes profit sharing revenue under the 50% arrangement - see table above.

In the event that vessels on charter to the Frontline Shipping are agreed to be sold, the Company may either pay or receive compensation for the early termination of the lease. In February 2018, the Company sold the VLCC Front Circassia to an unrelated third party and a termination fee of $4.4 million at fair value (face value $8.9 million) was received from Frontline Shipping in the form of a loan note. This loan note was settled in February 2020.

In 2018, the Company also sold the VLCCs Front Page, Front Stratus and Front Serenade to a related third party. The vessels were delivered to the new owner, ADS Maritime Holding, in July 2018, August 2018 and September 2018, respectively, and an aggregate termination fee of $10.1 million at fair value was received from Frontline in the form of three loan notes. These loan notes were settled in February 2020.

In October 2018, the Company sold and delivered the VLCC Front Ariake to an unrelated third party. A termination fee of $3.4 million at fair value was received from Frontline in the form of a loan note. This loan note was also settled in February 2020.

In the year ended December 31, 2020, the Company had eight dry bulk carriers operating on time-charters to a subsidiary of Golden Ocean, which include profit sharing arrangements whereby the Company earns a 33% share of profits earned by the vessels above threshold levels - see table above.

As at December 31, 2020, the Company was owed a total of $2.9 million (2019: $2.9 million) by Frontline Shipping in respect of leasing contracts and profit share.

At December 31, 2020, the Company was owed $3.2 million (2019: $6.7 million) by Frontline in respect of various short-term items, including vessel management fees and items relating to the operation of vessels trading in a pool with two vessels owned by Frontline.

The vessels leased to Frontline Shipping are on time charter terms and for each such vessel the Company pays a fixed management/operating fee of $9,000 per day to Frontline Management, a wholly owned subsidiary of Frontline. An exception to this arrangement is for any vessel leased to Frontline Shipping which is sub-chartered on a bareboat basis, for which there is no management fee payable for the duration of the bareboat sub-charter. In addition, during the year ended December 31, 2020, the Company also had 16 container vessels, 14 dry bulk carriers, two Suezmax tankers, two car carriers and two product tankers operating on time charter or in the spot market, for which the supervision of the technical management was sub-contracted to Frontline Management. Management fees incurred are included in the table below.

The vessels leased to a subsidiary of Golden Ocean are on time charter terms and for each vessel the Company pays a fixed management/operating fee of $7,000 per day to Golden Ocean Management (Bermuda) Ltd. ("Golden Ocean Management"). Additionally, in the year ended December 31, 2020, the Company had 16 container vessels and 14 dry bulk carriers operating on time-charters or in the spot market, for which part of the operational management was sub-contracted to Golden Ocean Management. Management fees incurred are included in the table below. Management fees are classified as vessel operating expenses in the consolidated statements of operations.

In addition to leasing revenues and repayments, the Company incurred fees with related parties. The Company operates the Suezmax tankers Glorycrown and Everbright in the spot market and pays Frontline and its subsidiaries a management fee of 1.25% of chartering revenues. The Company paid fees to Frontline Management for administrative services, including corporate services, and fees to Seatankers for the provision of advisory and support services. The Company also paid fees to Seatankers Management Norway AS for the provision of office facilities in Oslo, fees to Frontline Corporate Services Ltd for the provision of office facilities in London and Golden Ocean for administrative services.

	Year ended
(in thousands of $)	December 31, 2020	December 31, 2019	December 31, 2018
Frontline:
Vessel Management Fees	8,893	11,758	24,033
Commissions and Brokerage	364	291	287
Administration Services Fees	82	201	323
Golden Ocean:
Vessel Management Fees	20,496	20,440	20,440
Operating Management Fees	887	894	793
Administration Services Fees	70	30	—
Seatankers:
Administration Services Fees	520	739	290
Office Facilities:
Seatankers Management Norway AS	94	104	108
Frontline Management AS	186	198	185
Frontline Corporate Services Ltd.	226	212	166

As at December 31, 2020, the Company owed Frontline Management and Frontline Management AS a combined total of $0.07 million (2019: $0.05 million) for various items, including technical supervision fees and office costs.

Related party loans – associated companies

A summary of loans entered into with River Box and SFL Hercules are as follows:

(in millions of $)	River Box	SFL Hercules
Loans granted	45	145
Loans outstanding at December 31, 2020	45	79

The loans to River Box and SFL Hercules are fixed interest rate loans. These loans are repayable in full on November 16, 2033 and October 1, 2023, respectively, or earlier if the companies sell their assets. SFL is entitled to take excess cash from SFL Hercules, and such amount is recorded within its current account with SFL. The loan agreement specifies that the balance on the current accounts will have no interest applied and will be settled via a net off against the eventual repayments of the fixed interest loan. In addition to this, as at December 31, 2020 the Company had current receivables of $0.0 million and $0.0 million from River Box and SFL Hercules, respectively (2019: $0.0 million; $3.4 million).

SFL also has agreements with SFL Deepwater and SFL Linus granting them loans of $145 million and $125 million, respectively. The net outstanding loan balances as at December 31, 2019 were $113.0 million and $121.0 million for SFL Deepwater and SFL Linus, respectively. In addition to this, as at December 31, 2019 the Company had current receivables of $1.2 million and $7.4 million from SFL Deepwater and SFL Linus, respectively. In October 2020, the Company was determined to be the primary beneficiary of SFL Linus and SFL Deepwater following changes to the financing agreements and as a result of defaults by Seadrill and therefore consolidated these entities from this date.

Interest income received on these loans is as follows:

	Year ended
(in millions of $)	December 31, 2020	December 31, 2019	December 31, 2018
River Box	0.0	0.0	0.0
SFL Deepwater*	3.8	5.1	5.1
SFL Hercules	3.6	3.6	3.6
SFL Linus*	4.5	5.4	5.4

*Interest income for the year ended December 31, 2020 is up until October 2020, while these entities were classified as associated companies.

Related party purchases and sales of vessels

In the year ended December 31, 2020 and December 31, 2019, no vessels were sold to related parties.

In the year ended December 31, 2018, the VLCCs Front Page, Front Stratus and Front Serenade which were accounted for as direct financing leases, were sold to a related party, ADS Maritime Holding. Gains of $0.3 million, $0.2 million and $0.3 million were recorded on the disposal of the vessels, respectively. The gross proceeds from the sale was $22.5 million per vessel in addition to compensation, in the form of loan notes of $3.4 million each, received for the early termination of the charters. These loan notes were settled in full in February 2020.

Long-term receivables from related parties

In February 2020, Frontline Shipping redeemed in full the loan note received by the Company on the sale of one VLCC Front Circassia in 2018. The aggregate amount received on redemption was $8.9 million, the initial face value of the note. At the time of the redemption, the loan note had a carrying value of $4.4 million, resulting in a gain of $4.4 million on settlement.

In February 2020, Frontline redeemed in full the loan notes received by the Company on the sale of four VLCCs Front Page, Front Stratus, Front Serenade and Front Ariake in 2018. The aggregate amount received on redemption was $11.0 million. At the time of the redemption, the loan notes had a carrying value of $11.0 million, resulting in a gain of $0.0 million on disposal.

The Company received the following interest income and loan repayments on the loan notes:

	Year ended
(in thousands of $)	December 31, 2020	December 31, 2019	December 31, 2018
Interest income
Frontline Shipping	82	734	537
Frontline	97	908	340
(in millions of $)
Loan repayments
Frontline Shipping*	8.9	—	—
Frontline	11.0	1.7	0.5
* Non amortizing loan note so there was no repayment received in 2019 and 2018.

Other related party transactions

In February 2020, the Company delivered the 2002-built VLCC Front Hakata to an unrelated third party for sale proceeds of $33.5 million. Furthermore, the Company agreed with Frontline Shipping to terminate the long-term charter for the vessel upon the sale and delivery, and paid $3.2 million compensation for early termination of the charter. A gain of $1.4 million was recognized on the sale during the year ended December 31, 2020.

In December 2019, the Company signed a $7.5 million senior unsecured revolving credit facility agreement with ADS Maritime Holding, as ‘Borrower’ whereby SFL would provide $5 million of the unsecured facility or 67%. The facility was available for 12 months and carried an interest rate and a commitment fee on the undrawn available balance of the facility. The borrower could have voluntarily cancelled or repaid the facility, in whole or part. The Company received an upfront fee of $50,000 in respect of this contract in the year ended December 31, 2019.

In May 2018, four wholly-owned subsidiaries of the Company entered into a $320.0 million unsecured loan facility provided by an affiliate of Hemen, Sterna Finance. The unsecured intermediary loan facility was entered into partly to fund the acquisition of four 13,800 TEU container vessels acquired in May 2018. The Company had provided a corporate guarantee for this loan facility, which had a fixed interest rate, was non-amortizing and had a term of 13 months from the drawdown date of the loan. Interest expense incurred on the loan in the year ended December 31, 2020 was $0.0 million (2019: $0.0 million; 2018: $6.4 million). The loan balance was prepaid in full in November 2018.

In August 2018, the Company acquired approximately 4.0 million shares in ADS Maritime Holding, a newly formed company trading on the Oslo Merkur Market. The shares were purchased for $10.0 million, and have a fair value of $8.9 million at December 31, 2020 (Refer to Note 11: Investments in debt and equity securities). These shares represent 17% of the outstanding shares in the Company.

In November 2016, the Company acquired approximately 12 million shares in NorAm Drilling for a consideration of approximately $0.7 million. In November 2018, NorAm undertook a share consolidation of 20:1, resulting in a revised investment of 601,023 shares. On the same day NorAm participated in a rights issue, increasing the Company's investment in shares by approximately 0.6 million shares. In December 2018, the Company acquired an additional 41,756 shares bringing the total investment in NorAm to approximately 1.3 million shares with a fair value of $3.9 million. At December 31, 2020 the fair value of the investment was $1.5 million (Refer to Note 11: Investments in debt and equity securities).

The Company also holds within "Investments in Debt and Equity Securities" senior secured corporate bonds in NorAm Drilling due 2021. In 2018, the Company redeemed a total of approximately 0.5 million units at par value and recorded no gain or loss on redemption. In the year ended December 31, 2019, the Company partially disposed of its investment in NorAm Drilling securities at par value of $0.3 million. The fair value of the remaining holding at December 31, 2020 was $4.6 million (2019: $4.7 million; 2018: $5.2 million). (Refer to Note 11: Investments in debt and equity securities).

During the year ended December 31, 2018, the Company divested its holding in Golden Close securities. The Company received net proceeds of $45.6 million, resulting in an overall gain of $13.5 million. The Company earned $0.2 million interest income on its holding of investments in secured notes issued by Golden Close, up to the date of divestment, in the year ended December 31, 2018. In the year ended December 31, 2019, the Company received $2.0 million final dividend distribution upon the liquidation of Golden Close. As at December 31, 2020, the net investment in Golden Close debt and equity securities is $0.0 million (2019: $0.0 million; 2018: $0.0 million).

Dividends and interest income received from shares held in and secured notes issued by related parties:

	Year ended
(in thousands of $)	December 31, 2020	December 31, 2019	December 31, 2018
Dividends received
ADS Maritime Holding	2,930	261	—
Frontline	3,100	340	—
Golden Close	—	1,989	—
Interest income received
NorAm Drilling	420	459	506
Golden Close	—	—	242

25.    FINANCIAL INSTRUMENTS

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates and exchange rates. The Company has a portfolio of swaps which swap floating rate interest to fixed rate, and which also fix the Norwegian kroner to US dollar exchange rate applicable to the interest payable and principal repayment on the NOK bonds. From a financial perspective these swaps hedge interest rate and exchange rate exposure. The counterparties to such contracts are DNB Bank ASA, Nordea Bank Finland Plc., ABN AMRO Bank N.V., NIBC Bank N.V., Skandinaviska Enskilda Banken AB (publ), ING Bank N.V., Danske Bank A/S, Swedbank AB (publ), Credit Agricole Corporate & Investment Bank S.A., Sumitomo Mitsui Banking Corporation, BNP Paribas and Commonwealth Bank of Australia. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered not to be substantial as the counterparties are all banks which have provided the Company with loans.

The following tables present the fair values of the Company's derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	2020	2019
Designated derivative instruments -short-term assets:
Interest rate swaps	—	520
Total derivative instruments - short-term assets	—	520
Designated derivative instruments -long-term assets:
Interest rate swaps	—	377
Cross currency interest rate swaps	28	189
Cross currency swaps	3,373	—
Non-designated derivative instruments -long-term assets:
Interest rate swaps	—	2,913
Cross currency swaps	5	—
Total derivative instruments - long-term assets	3,406	3,479

(in thousands of $)	2020	2019
Designated derivative instruments -short-term liabilities:
Interest rate swaps	703	6,067
Non-designated derivative instruments -short-term liabilities:
Interest rate swaps	869	—
Total derivative instruments - short-term liabilities	1,572	6,067
Designated derivative instruments -long-term liabilities:
Interest rate swaps	7,926	5,477
Cross currency interest rate swaps	3,006	2,105
Cross currency swaps	8,301	11,049
Non-designated derivative instruments -long-term liabilities:
Interest rate swaps	13,479	1,948
Total derivative instruments - long-term liabilities	32,712	20,579

Interest rate risk management

The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. At December 31, 2020, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR or NIBOR, as summarized below. The summary includes all swap transactions, most of which are hedges against specific loans.

Notional Principal (in thousands of $)	Trade date	Maturity date	Fixed interest rate
$100,000 (remaining at $100,000)	August 2011	August 2021	2.50% - 2.93%
$96,600 (terminating at $79,733)	May 2012	August 2022	1.76% - 1.85%
$100,000 (remaining at $100,000)	March 2013	April 2023	1.85% - 1.97%
$39,313 (reducing to $35,063)	December 2014	January 2022	2.97%
$21,840 (reducing to $19,413)	September 2015	March 2022	1.67%
$50,313 (remaining at $50,313)	June 2016	February 2021	1.07%
$56,000 (remaining at $56,000)	June 2019	September 2023	1.84%	†
$14,699 (equivalent to NOK128 million)	June 2019	September 2023	6.70% - 6.77%	*
$11,254 (equivalent to NOK100 million)	August 2019	September 2023	6.378%	*
$30,000 (remaining at $30,000)	May 2019	June 2024	2.15%	†
$48,332 (equivalent to NOK420 million)	May 2019	June 2024	6.85% - 6.90%	*
$100,000 (remaining at $100,000)	August 2019	August 2029	1.45% - 1.60%
$67,500 (remaining at $67,500)	January 2020	October 2024	1.40%	†
$159,777 (reducing to $92,233)	April 2020	October 2024 - January 2025	0.46% - 0.47%
$48,610 (reducing to $45,135)	May 2020	May 2022	0.28%

*    These swaps relate to the NOK700 million and NOK700 million unsecured bonds due 2023 and 2024 respectively, whereby the fixed interest rate paid is exchanged for NIBOR plus the margin on the bond.
†    These swaps relate to the NOK700 million, NOK700 million and NOK600 million unsecured bonds due 2023, 2024 and 2025 respectively, where a fixed interest rate is paid in exchange for LIBOR excluding margin on the underlying bonds.

The total net notional principal amount subject to interest swap agreements as at December 31, 2020, was $0.9 billion (2019: $1.0 billion).

Foreign currency risk management

The Company is party to currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner and the payment of Norwegian kroner in exchange for U.S. dollars, which are designated as hedges against the NOK700 million, NOK700 million and NOK600 million senior unsecured bonds due 2023, 2024 and 2025 respectively.

Principal Receivable	Principal Payable	Trade date	Maturity date
NOK600 million	US$76.8 million	September 2018	September 2023
NOK100 million	US$11.3 million	August 2019	September 2023
NOK700 million	US$80.5 million	May 2019	June 2024
NOK600 million	US$67.5 million	January 2020	January 2025

Apart from the NOK700 million, NOK700 million and NOK600 million senior unsecured bonds due 2023, 2024 and 2025, respectively, the majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company's cash flows, financial condition and results of operations.

Fair Values

The carrying value and estimated fair value of the Company's financial assets and liabilities at December 31, 2020, and 2019, are as follows:

	2020	2020	2019	2019
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available-for-sale debt securities	9,431	9,431	12,753	12,753
Equity Securities	10,367	10,367	17,551	17,551
Equity securities pledged to creditors	9,007	9,007	43,775	43,775
Floating rate NOK bonds due 2020	—	—	56,910	58,191
Floating rate NOK bonds due 2023	81,572	78,513	79,674	81,567
Floating rate NOK bonds due 2024	80,989	76,940	79,674	79,674
Floating rate NOK bonds due 2025	62,927	57,421	—	—
5.75% unsecured convertible bonds due 2021	212,230	199,496	212,230	227,025
4.875% unsecured convertible bonds due 2023	139,900	123,112	148,300	165,503
Derivatives:
Interest rate/ currency swap contracts – short-term receivables	—	—	520	520
Interest rate/ currency swap contracts – long-term receivables	3,406	3,406	3,479	3,479
Interest rate/ currency swap contracts – short-term payables	1,572	1,572	6,067	6,067
Interest rate/ currency swap contracts – long-term payables	32,712	32,712	20,579	20,579

The above short-term receivables relating to interest rate/ currency swap contracts at December 31, 2019, all relate to designated hedges. The above long-term receivables relating to interest rate/ currency swap contracts at December 31, 2020, include $0.0 million which relates to non-designated swap contracts (2019: $2.9 million), with the balance relating to designated hedges. The above short-term payables relating to interest rate/ currency swap contracts at December 31, 2020, include $0.9 million which relates to non-designated swap contracts (2019: $0.0 million), with the balance relating to designated hedges. The above long-term payables relating to interest rate/ currency swap contracts at December 31, 2020, include $13.5 million which relates to non-designated swap contracts (2019: $1.9 million), with the balance relating to designated hedges.

In accordance with the accounting policy relating to interest rate and currency swaps (see Note 2 "Accounting policies"), and following the adoption of ASU 2017-12, where the Company has designated the swap as a hedge, changes in the fair values of interest rate swaps are recognized in other comprehensive income. Changes in the fair value of other swaps not designated as hedges are recognized in the Consolidated Statement of Operations.

The above fair values of financial assets and liabilities as at December 31, 2020, are measured as follows:

		Fair value measurements using
	December 31, 2020	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)		(Level 1)	(Level 2)	(Level 3)
Assets:
Available-for-sale debt securities	9,431	4,643	4,788
Equity securities	10,367	10,367
Equity securities pledged to creditors	9,007	9,007
Interest rate/ currency swap contracts - long-term receivables	3,406		3,406
Total assets	32,211	24,017	8,194	—
Liabilities:
Floating rate NOK bonds due 2023	78,513	78,513
Floating rate NOK bonds due 2024	76,940	76,940
Floating rate NOK bonds due 2025	57,421	57,421
5.75% unsecured convertible bonds due 2021	199,496	199,496
4.875% unsecured convertible bonds due 2023	123,112	123,112
Interest rate/ currency swap contracts – short-term payables	1,572		1,572
Interest rate/ currency swap contracts – long-term payables	32,712		32,712
Total liabilities	569,766	535,482	34,284	—

The above fair values of financial assets and liabilities as at December 31, 2019, were measured as follows:

		Fair value measurements using
	December 31, 2019	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)		(Level 1)	(Level 2)	(Level 3)
Assets:
Available-for-sale debt securities	12,753	4,690	8,063	—
Equity securities	17,551	17,551
Equity securities pledged to creditors	43,775	43,775
Interest rate/ currency swap contracts – short-term receivables	520		520
Interest rate/ currency swap contracts – long-term receivables	3,479		3,479
Total assets	78,078	66,016	12,062	—
Liabilities:
Floating rate NOK bonds due 2020	58,191	58,191
Floating rate NOK bonds due 2023	81,567	81,567
Floating rate NOK bonds due 2024	79,674	79,674
5.75% unsecured convertible bonds due 2021	227,025	227,025
4.875% unsecured convertible bonds due 2023	165,503	165,503
Interest rate/ currency swap contracts – short-term payables	6,067		6,067
Interest rate/ currency swap contracts – long-term payables	20,579		20,579
Total liabilities	638,606	611,960	26,646	—

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

Investment in equity securities consist of (i) listed Frontline shares (ii) NorAm Drilling shares traded in the OTC market and (iii) ADS Maritime Holding Plc shares traded on the Merkur Market whilst the investments in available-for-sale debt securities consist of listed and unlisted corporate bonds.

At December 31, 2020, the Company determined that the available for sale corporate bonds held in Oro Negro and NT Rig Holdco valued at $4.8 million (2019: $8.1 million) should be classified as Level 2 measurements (2019: Level 2). The fair value of these corporate bonds is based on the latest available quoted prices, but due to low levels of trading the Company concluded that level one classification was not appropriate at December 31, 2020.

The estimated fair values for the floating rate NOK bonds due 2023, 2024 and 2025, and the 5.75% and 4.875% unsecured convertible bonds are based on the quoted market prices as at the balance sheet date.

The fair value of interest rate and currency swap contracts is calculated using established independent valuation techniques applied to contracted cash flows and LIBOR/NIBOR interest rates as at the balance sheet date.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that amounts are carried with Skandinaviska Enskilda Banken, ABN AMRO, Nordea, Credit Agricole Corporate and Investment Bank, ING Bank, Danske Bank, BNPP Bank, Credit Suisse, Morgan Stanley and DNB Bank. However, the Company believes this risk is remote, as these financial institutions are established and reputable establishments with no prior history of default. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk.

There is also a concentration of revenue risk with certain customers to whom the Company has chartered multiple vessels.

In the year ended December 31, 2020, Frontline Shipping accounted for approximately 6% of our consolidated operating revenues (2019: 4%, 2018: 8%). Frontline Shipping is a 100% owned subsidiary of Frontline, but the performance under the leases is not guaranteed by Frontline following amendments agreed in 2015. There is no requirement for a minimum cash balance in Frontline Shipping, but in exchange for releasing the guarantee a dividend restriction was introduced on Frontline Shipping whereby it can only make distributions to its parent company if it can demonstrate it will have minimum free cash of $2 million per vessel both prior to and following (i) such distribution and (ii) the payment of the next hire due and any profit share accrued under the charters. Due to the current depressed tanker market, there is a risk that Frontline Shipping may not have sufficient funds to pay the agreed charterhires. However, the performance under the fixed price agreements with Frontline Management whereby we pay management fees of $9,000 per day for each vessel to cover all operating costs including drydocking costs, is guaranteed by Frontline.

In the year ended December 31, 2020, the Company had eight Capesize dry bulk carriers leased to a subsidiary of Golden Ocean which accounted for approximately 11% of our consolidated operating revenues (2019: 11%, 2018: 13%).

The Company also earned income on 32 container vessels on long-term bareboat charters to MSC, which accounted for approximately 13% of our consolidated operating revenues in the year ended December 31, 2020 (2019: 14%, 2018: 11%).

The Company had 12 container vessels on long-term time charters to Maersk A/S (“Maersk”) at December 31, 2020, which accounted for approximately 29% of our consolidated operating revenues (2019: 30%; 2018: 27%).

In the year ended December 31, 2020, the company had four container vessels on time charter to Evergreen Marine Corp., which accounted for approximately 15% of our consolidated operating revenues in the year ended December 31, 2020 (2019: 14%, 2018: 10%).

In addition, a significant portion of our net income has been generated from our associated companies that lease rigs to subsidiaries of Seadrill. In October 2020, two of these three companies were consolidated. (see note 17: Investment in associated companies.) In the year ended December 31, 2020, income from our associated companies accounted for 7.2% of our net loss (2019: 35.0% of net income, 2018: 39.1% of net income). Also, in the year ended December 31, 2020, revenue from subsidiaries that were consolidated from October 2020 and leased to Seadrill, accounted for approximately 1% of our consolidated operating revenues (2019: 0%, 2018: 0%).

During the year ended December 31, 2020, Seadrill publicly disclosed that they had appointed financial and legal advisors to evaluate comprehensive restructuring alternatives to reduce debt service costs and overall indebtedness. In September and October 2020, Seadrill failed to pay hire when due under the leases for the three drilling unit. The overdue hires along with certain other events, constituted an event of default under such leases and the related financing agreements. Under the terms of the leases, charter payment from the sub-charterers of West Hercules and West Linus, were paid into accounts pledged to SFL and its financing banks. During November and December 2020, Seadrill and SFL entered into forbearance and funds withdrawal agreements during which Seadrill was allowed to use certain funds received from the sub-charterers to pay operating expenses for the rigs in exchange for the Company being paid approximately 65 -75% of the existing contracted lease hire related to the West Hercules and the West Linus. Any hire received by Seadrill relating to the sub-charters on these two rigs in excess of the withdrawn amounts remained in Seadrill’s earnings accounts pledged to SFL.

In October 2020, the Company was determined to be the primary beneficiary of SFL Linus and SFL Deepwater following changes to the financing agreements and as a result of defaults by Seadrill. Therefore, from October 2020 these subsidiaries were consolidated by the Company. (See Note 17: Investment in Associated Companies).

River Box was a previously wholly owned subsidiary of the Company. River Box holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. The Company has accounted for the remaining 49.9% ownership in River Box using the equity method. (See Note 17: Investment in Associated Companies).

As discussed in Note 27: Commitments and contingent liabilities, the Company, at December 31, 2020, guaranteed a total of $83.1 million (2019: $266.1 million) of the bank debt of its associated companies and had net outstanding receivable balance on loans granted by the Company to these associated companies totaling $123.9 million (2019: $326.1 million). The loans granted by the Company are considered not impaired at December 31, 2020 due to the fair value of the jack-up rig owned by SFL Hercules and the fair value of the vessels owned by River Box exceeding the book values at December 31, 2020.

26.    ALLOWANCE FOR EXPECTED CREDIT LOSSES

On January 1, 2020 the Company was required to adopt ASU 2016-13 which introduces a new credit loss methodology, requiring earlier recognition of potential credit losses. ASU 2016-13, was adopted using the modified retrospective method (see Note 2: Accounting Policies). The provision is based on an assessment of the impact of current and expected future conditions, and at December 31, 2020, this is inclusive of the Company's estimate of the potential effect of the COVID-19 pandemic on credit losses. The duration and severity of COVID-19 and continued market volatility is highly uncertain and, as such, the impact on expected credit losses is subject to significant judgment and may cause variability in the Company’s allowance for credit losses in future periods. Movements in the allowance for expected credit losses may result in gains as well as losses recorded in income as changes occur in the balances of our financial assets and the risk profiles of our counterparties.

The following table presents the impact of the allowance for expected credit losses on the Company's balance sheet line items for the year ended December 31, 2020.

(in thousands of $)	Trade receivables	Other receivables	Related Party receivables	Investment in sales-type, direct financing leases and leaseback assets	Other long-term assets	Total
Balance at December 31, 2019	—	—	—	—	—	—
Impact of the adoption of ASU 2016-13 on retained earnings (Note 2)	19	580	206	4,799	10	5,614
Additions from associates			1,336	2,025		3,361
Sale of 50.1% of subsidiary				(1,575)		(1,575)
Change in allowance recorded in 'other financial items'	14	301	431	(859)	1,884	1,771
Balance at December 31, 2020	33	881	1,973	4,390	1,894	9,171

The impact of the allowance for expected credit losses on the associates is disclosed in Note 17: Investment in associated companies.

In October, 2020, two of the 100% owned subsidiaries accounted for as associates, SFL Linus and SFL Deepwater, ceased to be accounted for as associates and become consolidated. Furthermore, the Company sold 50.1% of its subsidiary River Box Holding Inc. resulting in the remaining investment being accounted for as an investment in associates. Refer to Note 9: Gain on sale of subsidiaries and Note 17: Investment in associated companies.

27.    COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

(in millions of $)	2020	2019
Vessels and equipment, net	1,189	1,352
Investments in sales-type, direct financing leases and leaseback assets	675	401
Book value of consolidated assets pledged under ship mortgages	1,864	1,753

Assets with finance lease liabilities

(in millions of $)	2020	2019
Vessels under finance lease, net	697	714
Investments in direct financing leases	—	563
Total book value	697	1,277

The Company and its equity-accounted subsidiaries have funded their acquisition of vessels, jack-up rig and ultra-deepwater drilling units through a combination of equity, short-term debt and long-term debt. Providers of long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired. As at December 31, 2020, the Company ($1.7 billion) and its 100% equity-accounted subsidiaries ($185.8 million) had a combined outstanding principal indebtedness of $1.8 billion (2019: $2.2 billion) under various credit facilities.

As at December 31, 2020, the Company had a forward contract which expired in January of 2021, and has subsequently been rolled over to April 2021, to repurchase 1.4 million shares of Frontline (December 31, 2019: 3.4 million shares) with a carrying value of $9.0 million (December 31, 2019: $43.8 million). The transaction has been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability of $15.6 million recorded within debt at December 31, 2020 (December 31, 2019: $36.8 million). At December 31, 2020 the shares, together with a restricted cash balance of $9.0 million (December 31, 2019: $3.5 million), have been pledged as part of the forward agreement.

Other Contractual Commitments and Contingencies
The Company has arranged insurance for the legal liability risks for its shipping activities with Gard P.& I. (Bermuda) Ltd., Assuranceforeningen Skuld (Gjensidig), The Steamship Mutual Underwriting Association Limited, The West of England Ship Owners Mutual Insurance Association (Luxembourg), North of England P&I Association Limited, The Standard Club Europe Ltd, The United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited and The Britannia Steam Ship Insurance Association Limited, all of which are mutual protection and indemnity associations. The Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members.

SFL Hercules is a wholly-owned subsidiary of the Company, which is accounted for using the equity method. Accordingly, their assets and liabilities are not consolidated in the Company's Consolidated Balance Sheets, but are presented on a net basis under "Investment in associated companies". See Note 17: Investment in associated companies. As at December 31, 2020, its bank borrowings amounted to $185.8 million (2019: $201.9 million) and the Company guaranteed $83.1 million (2019: $78.9 million) of this debt which is secured by first priority mortgage over the drilling unit.

In addition, the Company has assigned all claims it may have under its secured loan to SFL Hercules in favor of the lender under its credit facility. This loan had a net outstanding balance of $78.9 million at December 31, 2020, (2019: $80.0 million) and is secured by second priority mortgage over the drilling unit, which has been assigned to the lender under the credit facilities. The lender has also been granted a first priority pledge over all shares of SFL Hercules.

Capital commitments
As at December 31, 2020, the Company has committed $5.8 million towards the procurement of scrubbers on nine vessels owned by the Company (December 31, 2019, $33.4 million on 13 vessels), with installations expected to take place up to the end of 2021.

As at December 31, 2020, the Company has also committed to paying $7.0 million towards the installation of BWTS on 16 vessels from its fleet (December 31, 2019, $9.2 million on 18 vessels), with installations expected to take place up to 2022.

There were no other material contractual commitments as at December 31, 2020.

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

28.    CONSOLIDATED VARIABLE INTEREST ENTITIES

As at December 31, 2020, the Company's consolidated financial statements included 41 variable interest entities, all of which it has been determined that the Company is the primary beneficiary. These variable interest entities are all wholly-owned subsidiaries and own vessels with existing charters during which related and third parties have fixed price options or obligations to purchase the respective vessels, at dates varying from January 2021 to September 2025.

At December 31, 2020, 28 of the consolidated variable interest entities have a vessel which is accounted for as investments in sales-type leases, direct financing leases and leaseback assets. At December 31, 2020, the vessels had a carrying value of $583.6 million before credit loss provision, unearned lease income of $161.3 million and total option prices at the earliest exercise date of $579.9 million. The outstanding loan balances in these entities amounted to a total of $356.4 million, of which the short-term portion was $73.8 million as at December 31, 2020.

At December 31, 2020, 10 fully consolidated variable interest entities each own vessels which are accounted for as operating lease assets. At December 31, 2020 the vessels had a total net book value of $232.5 million. The outstanding loan balances in these entities amounted to a total of $90.1 million, of which the short-term portion was $13.9 million as at December 31, 2020.

The remaining three consolidated variable interest entities each own vessels which are accounted for as vessels under finance lease and had a total net book value of $297.0 million at December 31, 2020. The outstanding total finance lease liabilities for these entities amounted to $231.8 million, of which the short-term portion was $20.0 million as at December 31, 2020.

29.    SUBSEQUENT EVENTS

In January 2021, the Company issued 0.3 million new shares pursuant to the Company's dividend reinvestment plan and At-the-Market Sales Agreement offering.

On February 17, 2021, the Board of Directors of the Company declared a dividend of $0.15 per share which will be paid in cash on or around March 30, 2021.

In February 2021, Seadrill and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas. SFL and certain of its subsidiaries have entered into court approved interim agreements with Seadrill relating to two of the Company’s drilling rigs, West Linus and West Hercules, allowing for the uninterrupted performance of sub-charters to oil majors while the Chapter 11 process is ongoing.

Pursuant to these agreements, Seadrill will be allowed to use funds received from the respective sub-charterers to pay a fixed level of operating and maintenance expenses in additional to general and administrative costs. In exchange, SFL will receive approximately 65 - 75% of the lease hire under the existing charter agreements for West Linus and West Hercules for the same period.

With regards to the third rig, West Taurus, the lease has been rejected by the court and the rig will be redelivered to SFL within approximately three months. This rig is debt free and has been held in layup by Seadrill for more than five years. SFL is currently evaluating strategic alternatives for this rig, including potential recycling at an EU approved recycling facility.

In March 2021, the Company received a capital dividend of approximately $8.8 million from ADS Maritime Holding following the sale of its remaining two vessels. Also in March 2021, the Company sold its remaining shares in ADS Maritime Holding for a consideration of approximately $0.8 million.

In March 2021, the Company agreed to purchase a container vessel with a long term charter to a leading container liner operator. The delivery is expected to take place in the third quarter of 2021.