Form 20-F
period 2021-12-31
SFL Corp Ltd.
filed 2022-03-24
CIK 1289877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
[ ☐  ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[☒]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2021

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

138,551,387	Common Shares, $0.01 Par Value

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

▪the strength of world economies and currencies;
▪the Company’s ability to generate cash to service its indebtedness;
▪the Company’s ability to continue to satisfy its financial and other covenants, or obtain waivers relating to such covenants from its lenders under its credit facilities;
▪the availability of financing and refinancing, as well as the Company’s ability to obtain such financing or refinancing in the future to fund capital expenditures, acquisitions and other general corporate activities and the Company's ability to comply with the restrictions and other covenants in its financing arrangements;
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
▪any inability to retain and recruit qualified key executives, key employees, key consultants or skilled workers;
▪the potential difference in interests between or among certain of the Company’s directors, officers, key executives and shareholders, including Hemen Holding Limited, or Hemen, our largest shareholder;
▪the risks associated with the purchase of second-hand vessels;
▪the aging of the Company’s fleet which could result in increased operating costs, impairment or loss of hire;
▪the adequacy of insurance coverage for inherent operational risks, and the Company’s ability to obtain indemnities from customers, changes in laws, treaties or regulations;
▪changes in supply and generally the number, size and form of providers of goods and services in the markets in which the Company operates;

▪the supply of and demand for oil and oil products and vessels, including drilling rigs, comparable to ours, including against the background of the possibility of accelerated climate change transition worldwide, including shifts in consumer demand for other energy resources could have an accelerated negative effect on the demand for oil and thus its transportation and drilling;
▪changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods and resulting changes to trade patterns;
▪technological innovation in the sectors in which we operate and quality and efficiency requirements from customers;
▪technology risk associated with energy transition and fleet/systems rejuvenation to alternative propulsions;
▪governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers;
▪potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures related to complying with such regulations;
▪the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) practices;
▪increased inspection procedures and more restrictive import and export controls;
▪the imposition of sanctions by the Office of Foreign Assets Control of the Department of the U.S. Treasury or pursuant to other applicable laws or regulations imposed by the U.S. government, the EU, the United Nations or other governments against the Company or any of its subsidiaries;
▪compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery;
▪changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs;
▪fluctuations in currencies and interest rates and the impact of the discontinuance of the London Interbank Offered Rate for US Dollars, or LIBOR, after June 30, 2023 on any of our debt referencing LIBOR in the interest rate;
▪the volatility of prevailing spot market charter rates, which effects the amount of profit sharing payment the Company receives under charters with Frontline Shipping, Golden Ocean and other charters;
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
▪the expected redelivery of the West Hercules to us in the second half of 2022 and the successful implementation of changes to the chartering and management structure of the West Linus, as more fully described in this annual report;
▪potential liability from future litigation, including litigation related to claims raised by public-interest organizations or activism with regard to failure to adapt or mitigate climate impact;
▪the withdrawal of the U.K. from the European Union and the potential negative effect on global economic conditions and financial markets;
▪increased cost of capital or limiting access to funding due to EU Taxonomy or relevant territorial taxonomy regulations;
▪the length and severity of the ongoing coronavirus outbreak (“COVID-19”) and governmental responses thereto and the impact on the demand for commercial seaborne transportation and the condition to the financial markets and any noncompliance with the amendments by the International Maritime Organization (“IMO”), the United Nations agency for maritime safety and the prevention of pollution by vessels, (the amendments hereinafter referred to as IMO 2020), to Annex VI to the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which will reduce the maximum amount of sulfur that vessels may emit into the air and applies to us since January 1, 2020;
▪the arresting or attachment of one or more of the Company’s vessels or rigs by maritime claimants;
▪potential requisition of the Company’s vessels or rigs by a government during a period of war or emergency; and

▪world events, political instability, terrorist attacks or international hostilities, including the recent conflict between Russia and Ukraine and potential physical disruption of shipping routes as a result thereof.
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

A. [RESERVED]

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

Our assets are primarily engaged in transporting crude oil and oil products, dry bulk and containerized cargoes, freight of rolling cargo, and in offshore drilling and related activities. The risk factors summarized in the Cautionary Statement Regarding Forward Looking Statements and Summary of Risk Factors and detailed below, summarize the risks that may materially affect our business, financial condition or results of operations. Unless otherwise indicated in this annual report on Form 20-F, all information concerning our business and our assets is as of March 24, 2022.

Risk Factors Summary

The principal risks that could adversely affect, or have adversely affected, our Company’s business, operation results and financial conditions are categorized and detailed below.

–Risk Relating to Our Industry

Our assets operate within a variety of markets that are volatile and unpredictable. Several risk factors including but not limited to our global and local market presence will impact our widespread operations. We are exposed to regulatory, statutory, operational, technical, counterpart, environmental, and political risks, developments and regulations that may impact and or disrupt our business. Details of specific risks relating to our industry are described below.

–Risks Relating to our Company

Our Company is subject to a significant number of external and internal risks. As an entity incorporated in Bermuda with operations in different jurisdictions, markets and industries, with numerous employees, shareholders, customers and other stakeholders with varying interests, we engage activities, operations and actions that would result in harming our company, financial performance, position and ability to maintain. Details of specific risks relating to our Company are described below.

–Risk Relating to our Common Shares

Our common shares are subject to a significant number of external and internal risks. The market price of our common shares has historically been unpredictable and volatile. As a holding company, we depend on the ability of our subsidiaries to distribute funds to satisfy our financial and other obligations. As we are a foreign corporation, our shareholders may not have the same rights as a shareholder in a U.S. corporation may have. In addition, our shareholders may not be able to bring suit against us or enforce a judgement obtained in the U.S. against us since our offices and the majority of our assets are located outside of the U.S. Furthermore sales of our common shares or conversions of our convertible notes could cause the market price of our common shares to decline. Details of specific risks relating to our common shares are described below.

Some risks are static while other risks may change and will vary depending on global and corporate developments that may occur now or in the future. The risk factors below identify risks relating to our industry, Company and common shares. These risks may not cover all and future applicable risk factors applicable to the Company.

Risks Relating to Our Industry

The seaborne transportation industry is cyclical and volatile, and this may lead to reductions in our charter hire rates, vessel values and results of operations.

The international seaborne transportation industry is both cyclical and volatile in terms of charter hire rates and profitability. The degree of charter hire rate volatility for vessels has varied widely. Fluctuations in charter hire rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for energy resources, commodities, semi-finished and finished consumer and industrial products internationally carried at sea. If we enter into a charter when charter hire rates are low, our revenues and earnings will be adversely affected. In addition, a decline in charter hire rates is likely to cause the market value of our vessels to decline. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, meet our obligations or pay dividends to our shareholders. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for vessel capacity include:
•supply of and demand for energy resources, commodities, and semi-finished and finished consumer and industrial products;
•changes in the exploration for and production of energy resources, commodities, semi-finished and finished consumer and industrial products;
•changes in the production levels of crude oil (including in particular production by OPEC, the U.S. and other key producers);
•the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;
•the location of regional and global exploration, production and manufacturing facilities;
•competition from, supply of and demand for alternative sources of energy;
•the globalization of production and manufacturing;
•global and regional economic and political conditions, developments in international trade and fluctuations in industrial and agricultural production;
•economic slowdowns caused by public health events such as the ongoing COVID-19 pandemic;
•disruptions and developments in international trade;
•regional availability of refining capacity and inventories;

•changes in seaborne and other transportation patterns, including the distance cargo is transported by sea, changes in the price of crude oil and related benchmarks, and changes in trade patterns;
•changes in governmental and maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;
•environmental concerns and uncertainty around new regulations in relation to, amongst others, new technologies which may delay the ordering of new vessels;
•international sanctions, embargoes, import and export restrictions, nationalizations, piracy, terrorist attacks and armed conflicts, including the recent conflict in the Ukraine region;
•changes in government subsidies of shipbuilding;
•construction or expansion of new or existing pipelines or railways; and
•currency exchange rates, most importantly versus USD.

Demand for our vessels and charter hire rates are dependent upon, among other things, seasonal and regional changes in demand and changes to the capacity of the world fleet. We also believe the capacity of the world fleet is likely to increase, and there can be no assurance that global economic growth will be at a rate sufficient to utilize this new capacity. Continued adverse economic, political or social conditions or other developments could further negatively impact charter hire rates, and therefore have a material adverse effect on our business, results of operations and ability to pay dividends. In addition, the introduction from January 1, 2020 of a global sulfur cap on fuels has increased fuel costs and led to a two-tiered market, by reducing the demand for vessels that are not equipped with exhaust gas scrubbers or that have a high relative fuel consumption. Please refer to the Risk Factor below: “The IMO 2020 regulations may cause us to incur substantial costs and to procure low-sulfur fuel oil directly on the wholesale market for storage at sea and onward consumption on our vessels.”

Factors that influence the supply of vessel capacity include:
•the number and size of newbuilding orders and deliveries, as may be impacted by the availability of financing for shipping activity;
•the rate of recycling of older vessels, depending, among other things, on prices paid by recyclers and international recycling regulations;
•the price of steel and vessel equipment;
•changes in environmental and other regulations that may limit the useful lives of vessels;
•the number of vessels that are out of service, namely those that are laid-up, dry-docked, arrested, awaiting repairs after damage or accident, or otherwise not available for hire;
•availability of financing for new vessels and shipping activity;
•changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage;
•changes in environmental and other regulations that may limit the useful lives of vessels or require costly overhauls;
•the number of vessels used as storage units;
•port and/or canal congestion, and weather delays;
•business disruptions, including supply chain disruptions and congestion, due to natural and other disasters, including the COVID-19 outbreak;
•sanctions (in particular sanctions on Russia, Iran and Venezuela, among other countries and individuals); and
▪technological developments.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, recycling and laying-up include newbuilding prices, secondhand vessel values in relation to recycling prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

Further, the market may fluctuate widely based on a variety of factors including changes in overall market movements, political and economic events, wars, acts of terrorism, natural disasters (including disease, epidemics and pandemics) and changes in interest rates or inflation rates.

An over-supply of vessel capacity may lead to reductions in charter hire rates, vessel values and profitability.

The supply of vessels generally increases with deliveries of new vessels and decreases with the recycling of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. An over-supply of vessel capacity, combined with a decline in the demand for such vessels, may result in a reduction of charter hire rates. Upon the expiration or termination of our vessels’ current charters, if we are unable to re-charter our vessels at rates sufficient to allow us to operate our vessels profitably or at all such inability, would have a material adverse effect on our revenues and profitability.

The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows and ability to obtain financing or refinance our existing and future credit facilities on acceptable terms, which may negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Since the beginning of calendar year 2020, the COVID-19 outbreak has negatively affected economic conditions, the supply chain, the labor market, the demand for certain shipped goods regionally as well as globally and may otherwise impact our operations and the operations of our customers and suppliers. Credit markets and the debt and equity capital markets have at times in the past been distressed and there is uncertainty surrounding the future of the global credit markets, particularly for the shipping industry.

Also, as a result of concerns about the stability of financial markets generally, and the solvency of counterparties specifically, the availability and cost of obtaining money from the public and private equity and debt markets may become more difficult. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt, and reduced, and in some cases ceased, to provide funding to borrowers and other market participants, including equity and debt investors, and some have been unwilling to invest on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, or that we will be able to refinance our existing and future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

As of December 31, 2021, we had total outstanding indebtedness of $1.9 billion under our various credit facilities and bond loans and a further $0.5 billion of finance lease obligations. In addition we had a further $0.2 billion of finance lease obligations in our associated companies.

Political instability, terrorist or other attacks, war, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels or rigs are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts.

Currently, the world economy faces a number of challenges, including trade tensions between the United States and China, stabilizing growth in China, geopolitical events, such as Brexit, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East, Ukraine and in other geographic areas and countries, as well as the public health concerns stemming from the ongoing COVID-19 outbreak.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the recent conflict between Russia and Ukraine. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our future performance, results of operation, cash flows and financial position.

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflict in the Ukraine region, which may adversely impact our business, given Russia’s role as a major global exporter of crude oil. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

On March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order prohibits any investments in the Russian energy sector by U.S. persons, among other restrictions.

In addition, public health threats, such as COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, Japan and South Korea, which may even become pandemics, such as the COVID-19 virus, could lead to a significant decrease of demand for seaborne transportation. Such events may also adversely impact our operations, including timely rotation of our crews, the timing of completion of any outstanding or future newbuilding projects or repair works in drydock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels or rigs as a consequence.

Safety, environmental and other governmental and other requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse effect on our business and financial results.

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our tankers and other vessels operate, and the country or countries in which such vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast and bilge water management. These regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard, or the USCG, and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002, and regulations of the International Maritime Organization, or IMO, including the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention for the Prevention of Pollution from Ships of 1973, or MARPOL, including the designation thereunder of Emission Control Areas, or ECAs, the International Convention on Civil Liability for Oil Pollution Damage of 1969, or CLC, and the International Convention on Load Lines of 1966. In particular, IMO’s Marine Environmental Protection Committee ("MEPC") 73, amendments to Annex VI prohibiting the carriage of bunkers above 0.5% sulfur on ships took effect March 1, 2020 and may cause us to incur substantial costs. Compliance with these regulations could have a material adverse effect our business and financial results.

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

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages and third-party claims for personal injury or property damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our current or historic operations. We could also incur substantial penalties, fines and other civil or criminal sanctions, including in certain instances seizure or detention of our vessels, as a result of violations of or liabilities under environmental laws, regulations and other requirements. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. For example, OPA affects all vessel owners shipping oil to, from or within the United States. Under OPA, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile exclusive economic zone around the United States. Similarly, the CLC, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability. Furthermore, the 2010 explosion of the drilling rig Deepwater Horizon, which is unrelated to SFL, and the subsequent release of oil into the Gulf of Mexico, and other events, have resulted in increased, and may result in further, regulation of the shipping and offshore industries and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, and could harm our reputation with current or potential charterers of our vessels. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and available cash.

The IMO 2020 regulations may cause us to incur substantial costs and to procure low-sulfur fuel oil directly on the wholesale market for storage at sea and onward consumption on our vessels.

Effective January 1, 2020, the IMO implemented a new regulation for a 0.50% global sulfur cap on emissions from vessels (the “IMO 2020 Regulations”). Under this new global cap, vessels are required to use marine fuels with a sulfur content of no more than 0.50% against the former regulations specifying a maximum of 3.50% sulfur in an effort to reduce the emission of sulfur oxides into the atmosphere.

We have incurred increased costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require, among others, the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

We continue to work closely with suppliers and producers on alternative mechanisms with a view to secure availability of qualitative compliant fuel oil and mitigate exposure to volatility in prices between high sulfur fuel oil and low sulfur fuel oil. The procurement of large quantities of low sulfur fuel oil has introduced a commodity price risk with fluctuations in the prices of the procured commodity between the time of the purchase and the consumption. While we may implement financial strategies with a view to limiting the risk, we cannot give any assurances that such strategies will be successful in which case we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operation and cash flows. The onward consumption on our vessels of the procured commodity requires us to blend, co-mingle or otherwise combine, handle or manipulate such commodities which implies certain operational risks that may result in loss of or damage to the procured commodities or to the vessels and their machinery.

While over two years have passed since the IMO 2020 Regulations became effective, it is still uncertain how the availability of high-sulfur fuel around the world will be affected by implementation of these regulations. Both the availability of compliant fuel and the price of high-sulfur fuel generally and the difference between the cost of high-sulfur fuel and that of low-sulfur fuel are also uncertain. As of March 24, 2022, 22 of our owned or leased vessels and four vessels that are included in our associated companies are equipped with exhaust gas cleaning systems ("EGCS" or "scrubbers"). As of January 1, 2020 we have transitioned to burning IMO compliant fuels in our vessels where scrubbers have not been installed. We continue to evaluate different options in complying with IMO and other rules and regulations. Our fuel costs and fuel inventories increased in 2021 as a result of these sulfur emission regulations. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate our vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Scrubbers may not be available to be installed on such vessels at a favorable cost or at all if we seek them at a later date. Further, there is risk that if the fuel spread between high sulfur fuel oil and low sulfur fuel oil decreases, we may not be able to recover the investments we have made in our scrubbers within our expected timeframes or at all.

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

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the “Hong Kong Convention”), aims to ensure ships, being recycled once they reach the end of their operational lives do not pose any unnecessary risks to the environment, human health and safety. The Hong Kong Convention has yet to be ratified by the required number of countries to enter into force. Upon the Hong Kong Convention's entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled.

The Hong Kong Convention, which is currently open for accession by IMO member states, will enter into force 24 months after the date on which 15 IMO member states, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approve accession. As of the date of this annual report, 17 countries have ratified or approved accession of the Hong Kong Convention, but the requirement of 40% of world merchant shipping by gross tonnage has not yet been satisfied.

On November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU member state may be recycled only in facilities included on the European list of permitted ship recycling facilities.

Apart from that, any vessel, including ours, is required to set up and maintain an Inventory of Hazardous Materials from December 31, 2018 for EU flagged new ships and from December 31, 2020 for EU flagged existing ships and non-EU flagged ships calling at a port or anchorage of an EU member state. Such a system includes information on the hazardous materials with a quantity above the threshold values specified in the relevant EU Resolution and are identified in ship’s structure and equipment. This inventory should be properly maintained and updated, especially after repairs, conversions or unscheduled maintenance on board the ship.

These regulatory requirements, may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual recycling value of a vessel, which could potentially not cover the cost to comply with the latest requirements, which may have an adverse effect on our future performance, results of operation, cash flows and financial position.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the IMO's MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% to 0.5% as of the beginning of January 1, 2020. Since January 1, 2020, ships must either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners must comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by alternative fuels, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operation, cash flows and financial position.

Shipping will become subject to the Emission Trading Scheme (“ETS”) from 2023, with those ships presently reporting emissions under the EU Monitoring, Reporting and Verification (“MRV”) regulation being required to purchase and surrender CO2 emission credits. All intra-EU emissions will be included, but only 50% of the emissions for voyages when arriving in or departing from the EU. The person or organization responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. Compliance with the EU ETS will result in additional compliance and administration costs. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

Territorial taxonomy regulations in geographies where we are operating and are regulatorily liable might jeopardize the level of access to capital. For example, EU has already introduced a set of criteria for economic activities which should be framed as ‘green’, called EU Taxonomy. As long as we are an EU-based company meeting the NFRD prerequisites, we will be eligible for reporting our Taxonomy eligibility and alignment. Based on the current version of the Regulation, companies that own assets shipping fossil fuels are considered as not aligned with EU Taxonomy. The outcome of such provision might be either an increase in the cost of capital and/or gradually reduced access to financing as a result of financial institutions’ compliance with EU Taxonomy.

In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change may affect the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels, operating and maintaining our existing vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources and alternate modes of transporting goods. In addition, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, scarcity of water resources, may negatively impact our operations. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (“IOPP”) renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 Discharge Performance Standard (“D-2 standard”) on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. We currently have five vessels scheduled for ballast water treatment systems installation or upgrade and costs of compliance may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency, or EPA, develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. In the near future, the U.S. Coast Guard is expected to develop corresponding implementation, compliance, and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

We currently have 10 vessels that are on fixed price management agreements with Frontline Management (Bermuda) Ltd., or Frontline Management, and Golden Ocean Group Management (Bermuda) Ltd, or Golden Ocean Management, which include the cost of complying with regulations. We have an additional 11 vessels and two drilling rigs employed under bareboat charters where the cost of fitting ballast water treatment systems would lie with the charterer, if such vessel or rig is still employed under the relevant bareboat charter at the time the regulations become applicable. We also have 43 vessels employed in the spot market or under time charter agreements. These have either already been fitted with ballast water treatment systems or will have them fitted within the required deadlines. The costs of compliance may be substantial and could adversely affect our profitability.

A shift in consumer demand from oil towards other energy sources or changes to trade patterns for crude oil or refined oil products may have a material adverse effect on our business.

A significant portion of our earnings are related to the oil industry. A shift in or disruption of the consumer demand from oil towards other energy resources such as electricity, natural gas, liquefied natural gas or hydrogen will potentially affect the demand for certain of our vessels and rigs. A shift from the use of internal combustion engine vehicles to electric vehicles may also reduce the demand for oil. These factors could have a material adverse effect on our future performance, results of operation, cash flows and financial position.

“Peak oil” is the year when the maximum rate of extraction of oil is reached. Recent forecasts of “peak oil” range from 2019 to the 2040s, depending on economics and how governments respond to global warming. Irrespective of “peak oil”, the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy or nuclear energy, which shift appears to be accelerating as a result of the COVID-19 situation, as well as shift in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operation, cash flows and financial position.

Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality. Changes to the trade patterns of crude oil or refined oil products may have a significant negative or positive impact on the revenue per ton of freight per mile and therefore the demand for our tankers. This could have a material adverse effect on our future performance, results of operation, cash flows and financial position.

If our vessels call at ports located in or our rigs operate in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations or other governmental authorities, it could lead to monetary fines or penalties and adversely affect our reputation and the market for our common shares and its trading price.

We have not engaged in shipping or drilling activities in countries or territories or with government-controlled entities in 2021 in violation of any applicable sanctions or embargoes imposed by the U.S. government, the EU, the United Nations or other applicable governmental authorities. Our contracts with our charterers may prohibit them from causing our vessels to call on ports located in sanctioned countries or territories or carrying cargo for entities that are the subject of sanctions. Although our charterers may, in certain causes, control the operation of our vessels, we have monitoring processes in place reasonably designed to ensure our compliance with applicable economic sanctions and embargo laws. Nevertheless it remains possible that our charterers may cause our vessels to trade in violation of sanctions provisions without our consent. If such activities result in a violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

The applicable sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the United States, EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2021, and intend to maintain such compliance, there can be no assurance that we or our charterers will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our shares may adversely affect the price at which our shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.

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

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Under the U.S. Maritime Transportation Security Act of 2002 (the "MTSA"), the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities. These security procedures can result in the seizure of the contents of our vessels, delays in the loading, offloading or trans-shipment, and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers.

Future changes to the existing security procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

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
•the availability of debt financing on acceptable terms;
•the level of costs for associated offshore oilfield and construction services;
•oil and gas transportation costs;
•the level of rig operating costs, including crew and maintenance;
•the taxation imposed on the exploration and production activity in the relevant jurisdiction;
•the discovery of new oil and gas reserves;
•the cost of non-conventional hydrocarbons, such as the exploitation of oil sands; and
•regulatory restrictions on offshore drilling.

Any of these factors could reduce demand for our offshore drilling assets and adversely affect our business and results of operations.

Governmental laws and regulations, including taxation, environmental laws and regulations, may add to the costs of the charterers of our drilling units or limit their drilling activity, and may adversely affect their ability to make lease payments to us.

As of December 31, 2021, we had chartered the West Hercules to a subsidiary of Seadrill, namely Seadrill Offshore AS, or Seadrill Offshore and chartered the West Linus to North Atlantic Linus Charterer Ltd., or North Atlantic Linus, which is a subsidiary of North Atlantic Drilling Limited, or NADL, in turn a subsidiary of Seadrill. Seadrill Offshore and North Atlantic Linus are collectively referred to as the Seadrill Charterers. Pursuant to an amendment to our charter agreement with subsidiaries of Seadrill for the West Hercules that we entered into in August 2021, the West Hercules is contracted to be employed with an oil major into the second half of 2022, prior to being redelivered to us in Norway. Additionally, in February 2022, we agreed to make changes to the chartering and management structure of the West Linus, pursuant to which the drilling contract with ConocoPhillips Skandinavia AS (“ConocoPhillips”) is expected to be assigned from the current operator to one of our subsidiaries upon the new operator receiving necessary regulatory approvals.

For additional information, please see “Item 5.B.—Liquidity and Capital Resources—Debt in Associated Companies”. Reference to the charterers of our drilling units shall mean the Seadrill Charterers until such time that they redeliver the rigs to us, whereupon references to the charterers of our drilling units shall mean subsequent charterers of such drilling units.

Our business and that of the charterers of our drilling units in the offshore drilling industry is affected by public policy and laws and regulations relating to the energy industry and the environment in the geographic areas where they operate.

The offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and, accordingly, the charterers of our drilling units are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. For example, the current U.S. President Biden recently signed an executive order blocking new leases for oil and gas drilling in U.S. federal waters. The charterers of our drilling units may be required to make significant capital expenditures to comply with governmental laws and regulations. It is also possible that these laws and regulations may in the future add significantly to the charterers of our drilling units’ operating costs or significantly limit drilling activity. Governments in some countries are increasingly active in regulating and controlling the ownership of concessions, the exploration for oil and gas, and other aspects of the oil and gas industries. In recent years, increased concern has been raised over protection of the environment. Offshore drilling in certain areas has been opposed by environmental groups and has in certain cases been restricted. Further operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

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

To the extent that new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional taxes and environmental protection requirements that result in increased costs to the oil and gas industry in general or the offshore drilling industry in particular, the charterers of our drilling units’ business or prospects could be materially adversely affected. The operation of our drilling units will require certain governmental approvals, the number and prerequisites of which cannot be determined until the charterers of our drilling units identify the jurisdictions in which they will operate upon securing contracts for the drilling units. Depending on the jurisdiction, these governmental approvals may involve public hearings and costly undertakings on the part of the charterers of our drilling units. The charterers of our drilling units may not obtain such approvals, or such approvals may not be obtained in a timely manner. If the charterers of our drilling units fail to secure the necessary approvals or permits in a timely manner, their customers may have the right to terminate or seek to renegotiate their drilling services contracts to the charterers of our drilling units’ detriment. The amendment or modification of existing laws and regulations, or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas, could have a material adverse effect on the charterers of our drilling units’ business, operating results or financial condition. Future earnings of the charterers of our drilling units may be negatively affected by compliance with any such new legislation or regulations. In addition, the charterers of our drilling units may become subject to additional laws and regulations as a result of future rig operations or repositioning. These factors may adversely affect the ability of the charterers of our drilling units to make lease payments to us. The failure of the charterers of our drilling units to meet their respective obligations to us under our existing lease agreements would likely have material adverse effect on our business, financial condition, results of operations and cash flows, ability to pay dividends to our shareholders and compliance with covenants in our credit facilities. Please refer to the Risk Factor below - “Our arrangements with the charterers of our drilling rigs are in transition and the failure of the charterers of our drilling rigs to meet their obligations to us under our lease agreements, or material change to the terms of such agreements, could have a material adverse effect on our business, financial condition, results of operations and cash flows, ability to pay dividends to our shareholders and compliance with covenants in our credit facilities.” for further discussion.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations, including on our vessels and rigs. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, depend on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. We have in place safety and security measures on our vessels and onshore operations to secure our vessels against cyber-security attacks and any disruption to their information systems. However, these measures and technology may not adequately prevent security breaches despite our continuous efforts to upgrade and address the latest known threats, which are constantly evolving and have become increasing sophisticated. If these threats are not recognized or detected until they have been launched, we may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience. A disruption to the information system of any of our vessels could lead to, among other things, incorrect routing, collision, grounding and propulsion failure.

Beyond our vessels, we rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. The technology and other controls and processes designed to secure our confidential and proprietary information, detect and remedy any unauthorized access to that information were designed to obtain reasonable, but not absolute, assurance that such information is secure and that any unauthorized access is identified and addressed appropriately. Such controls may in the future fail to prevent or detect, unauthorized access to our confidential and proprietary information. In addition, the foregoing events could result in violations of applicable privacy and other laws. If confidential information is inappropriately accessed and used by a third party or an employee for illegal purposes, we may be responsible to the affected individuals for any losses they may have incurred as a result of misappropriation. In such an instance, we may also be subject to regulatory action, investigation or liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our information systems.

We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. A cyber-attack could also lead to litigation, fines, other remedial action, heightened regulatory scrutiny and diminished customer confidence. In addition, our remediation efforts may not be successful, and we may not have adequate insurance to cover these losses.

The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Moreover, cyber-attacks against the Ukrainian government and other countries in the region have been reported in connection with the recent conflict between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions or us, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact at this time.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage, costs related to litigation, and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. Such ESG corporate transformation calls for an increased resource allocation to serve the necessary changes in that sector, increasing costs and capital expenditure. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude fossil fuel-related companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

See further details of our ESG efforts at Item 4.B.—Business Overview and our latest Environmental Social Governance Report, which may be found on our website at https://www.sflcorp.com/esg/. The information on our website is not incorporated by reference into this annual report.

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

Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels.

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. We face competition from companies with more modern vessels with more fuel efficient designs than our vessels, or eco vessels, and if new vessels are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. Similarly, technologically advanced vessels are needed to comply with environmental laws; the investment, in which along with the foregoing, could have a material adverse effect on our results of operations, charter hire payments, resale value of vessels, cash flows, financial condition and ability to pay dividends.

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

The tanker market has historically been volatile. For example, we witnessed historically high chartering levels recorded in March and April of 2020, and then observed rates drop in 2021 and generally remain low, with average earnings during 2021 marking unprecedented lows. Global oil demand is expected to increase in 2022 with oil prices surpassing $100 per barrel, which has not been seen since 2014. With potential negative effects from and escalating geopolitical tension impacting the tanker market, there can be no assurance that the tanker market will recover.

We currently have two vessels on charter to Frontline Shipping Limited (“Frontline Shipping”), an unguaranteed subsidiary of Frontline Ltd. (“Frontline”). When there are downturns in the tanker market, there is a significant risk that Frontline Shipping may not have sufficient funds to fulfill their obligations under the charters.

While also experiencing volatility, the dry bulk shipping market has enjoyed significantly improved market conditions during 2021. Industry sources indicate that seaborne dry bulk trade (in tonnes) increased during 2021, as a result of a significant rebound in trade following reduced trade volumes seen during the COVID-19 pandemic which caused significant disruption and operation challenges. With the dry bulk newbuilding order book standing at 7% of the total fleet in terms of capacity, with continued congestion globally along with increased demand, the market may see some positive signs. However, with continued uncertainty, there can be no assurance that the dry bulk charter market will sustain its recent rally or realize its projected recovery.

The containership charter market experienced significant increase during 2021. After severe negative impacts resulting from the outbreak of the COVID-19 pandemic in early 2020, volumes recovered swiftly along with significant logistical disruptions during the second half of 2020 and throughout 2021. With a strong rebound in global container volumes and major upside from severe logistical disruptions, including port congestion which significantly reduced capacity, freight rates set new highs during 2021. Whilst trade volume is projected to grow, there can be no assurances that the market will remain at current levels, as the order book is approximately equal to 23% at the end of 2021, and port congestion is expected to unwind.

The offshore drilling charter market is correlated to the oil price (Brent crude spot) which has experienced significant volatility during the last decade. The oil price fluctuated from yearly average levels above $100 to below $20 in 2020. Over the few last years, we saw a gradual recovery, however in April 2020 the oil price fell below $20 per barrel following fears that oil storage in the U.S. was running tight. As a consequence of these reductions in oil prices, oil and gas companies significantly reduced their exploration and development activities, resulting in many drilling companies laying up rigs and experiencing financial difficulties, including our customer Seadrill. While oil prices have increased in 2021 to above $100, the medium and long-term oil price development remains uncertain, with COVID-19 pandemic expected to continue to affect the global oil demand along with a structural transition in global energy systems with renewable energy expected to increase going forward. The effect on this related to the market is currently difficult to assess. Also, we have seen significant movement in oil price development since the geopolitical conflict between Russia and Ukraine began in February 2022.

For more information please see Item 5.D.—Trend Information.

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

In addition, because the market value of our vessels and rigs may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount in those financial statements, resulting in a loss and a reduction in earnings.

Our financial results and operations have been and may continue to be adversely affected by the ongoing outbreak of COVID-19, and related governmental responses thereto.

The outbreak of COVID-19 has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines, and other emergency public health measures, including lockdown measures. These measures resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. While many of these measures have since been relaxed, we cannot predict whether and to what degree such measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for dry bulk and other cargo vessels may deteriorate further and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for dry bulk and other shipping sectors as we have experienced, including, among other things:
•low charter rates, particularly for vessels employed on short-term time charters or in the spot market;
•decreases in the market value of dry bulk vessels and limited second-hand market for the sale of vessels;
•limited financing for vessels;
•loan covenant defaults; and
•declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

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

Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2021, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and expect to continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. In 2021, delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so.

Moreover COVID-19 and governmental and other measures related to it have led to a highly difficult environment in which to acquire and dispose of vessels given difficulty to physically inspect vessels. The impact of COVID-19 has also resulted in reduced industrial activity globally, and more specifically in China, with temporary closures of factories and other facilities, labor shortages and restrictions on travel.

This and future epidemics may affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. We continue to focus on our employees' well-being, whilst making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged and in certain cases required to operate remotely which significantly increases the risk of cyber security attacks.

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

Our vessels and their cargoes are at risk of being damaged or lost, due to events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy, political circumstances and hostilities in foreign countries, labor strikes and boycotts, changes in tax rates or policies, and governmental expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters. There is a material risk of increased premiums or loss of coverage as a result of the geopolitical conflict between Russia and Ukraine.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by “arresting” or “attaching” a vessel through judicial or foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt the cash flow of the charterer and/or our cash flow and require us to pay a significant amount of money to have the arrest lifted, which would have an adverse effect on our financial condition and results of operations.

In addition, in jurisdictions where the “sister ship” theory of liability applies, such as South Africa, a claimant may arrest the vessel that is subject to the claimant's maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims may be asserted against us or any of our vessels for liabilities of other vessels that we own.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government of a vessel’s registry could requisition for title or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Such government could also requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

The aging of our fleet may result in increased operating costs or loss of hire in the future, which could adversely affect our earnings.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2021, the average age of our fleet, owned, leased or chartered-in by us was approximately 10 years. As our fleet ages, we will incur increased costs. Due to improvements in engine technology, older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental safety, environmental regulations or other equipment standards related to the age of tankers and other types of vessels may require expenditures for alterations or the addition of new equipment to our vessels to comply with safety or environmental laws or regulations that may be enacted in the future. These laws or regulations may also restrict the type of activities in which our vessels may engage or prohibit operation in certain geographic regions. We cannot predict what alterations or modifications our vessels may be required to undergo as a result of requirements that may be promulgated in the future, or that as our vessels age market conditions will justify any required expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

Any dividend that we declare is at the discretion of our Board of Directors. We cannot assure you that our dividend will not be reduced or eliminated in the future. Our profitability and corresponding ability to pay dividends is substantially affected by amounts we receive through charter hire and profit-sharing payments from our charterers. Our entitlement to profit sharing payments, if any, is based on the financial performance of our vessels which is outside of our control. If our charter hire and profit-sharing payments decrease substantially, we may not be able to continue to pay dividends at present levels, or at all. We are also subject to contractual limitations on our ability to pay dividends pursuant to certain debt agreements, and we may agree to additional limitations in the future. Additional factors that could affect our ability to pay dividends include statutory and contractual limitations on the ability of our subsidiaries to pay dividends to us, including under current or future debt arrangements.

We depend on our charterers, including companies which are affiliated with us, for our operating cash flows and for our ability to pay dividends to our shareholders and repay our outstanding borrowings.

Two of the tanker vessels in our fleet are chartered to a subsidiary of Frontline, namely Frontline Shipping. During 2021 we had two of our drilling units on charter to Seadrill. Please see “Item 5.B.—Liquidity and Capital Resources—Debt in Associated Companies.” for more information including in respect of the expected redelivery of the drilling unit West Hercules in the second half of 2022 and the changes to the chartering and management structure of the West Linus. In addition, during 2021, we had eight dry bulk carriers chartered to Golden Ocean Trading Limited, or the Golden Ocean Charterer. In addition, we own fully or partially 14 container vessels on long-term bareboat charters to MSC Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. (“MSC”) and 15 container vessels on long-term time charters to Maersk A/S (“Maersk”), and multiple other assets chartered to a number of counterparties. Our other vessels that have charters attached to them are chartered to other customers under short, medium or long term time and bareboat charters.

The charter hire payments that we receive from our customers constitute substantially all of our operating cash flows.

The performance under the current leases with the charterers of our drilling units is guaranteed by Seadrill. The performance under the charters with the Golden Ocean Charterer is guaranteed by Golden Ocean Group Limited, or Golden Ocean. If Frontline Shipping, the charterers of our drilling units, the Golden Ocean Charterer or any of our other charterers are unable to make charter hire payments to us, our results of operations and financial condition could be materially adversely affected and we may not have cash available to pay dividends to our shareholders and to repay our outstanding borrowings. A significant portion of our net income and operating cash flows are generated from our leases with the charterers of our drilling units, and a termination of these leases may have a material adverse effect on our earnings and profitability, and our ability to pay dividends to our shareholders. Please refer to the Risk Factor below - “Our arrangements with the charterers of our drilling rigs are in transition and the failure of the charterers of our drilling rigs to meet their obligations to us under our lease agreements, or material change to the terms of such agreements, could have a material adverse effect on our business, financial condition, results of operations and cash flows, ability to pay dividends to our shareholders and compliance with covenants in our credit facilities.” for further discussion.

We have two very large crude oil carriers, or VLCCs, on long term charters to Frontline Shipping and in which performance under the charters is not guaranteed by Frontline. With the current depressed tanker market, there is a significant risk that Frontline Shipping may not have sufficient funds to fulfil their obligations under the charters, which may have an adverse effect on our earnings and profitability, and our ability to pay dividends to our shareholders.

The amount of profit-sharing payment we receive under our charters with Frontline Shipping, the Golden Ocean Charterer, and other charterers, if any, may depend on prevailing spot market rates, which are volatile.

Some of our tanker vessels operate under time charters to Frontline Shipping. These charter contracts provide for base charter hire and additional profit-sharing payments when Frontline Shipping's earnings from deploying our vessels exceed certain levels. The majority of our vessels chartered to Frontline Shipping are sub-chartered by them in the spot market, which is subject to greater volatility than the long-term time charter market, and the amount of future profit sharing payments that we receive, if any, will be primarily dependent on the strength of the spot market.

We have eight Capesize dry bulk carriers employed under time charters to the Golden Ocean Charterer. These charter contracts provide for base charter hire and additional profit-sharing payments when the Golden Ocean Charterer's earnings from deploying our vessels exceed certain levels. The majority of our vessels chartered to the Golden Ocean Charterer are sub-chartered by them in the spot market, which is subject to greater volatility than the long-term time charter market, and the amount of future profit sharing payments we receive, if any, will be primarily dependent on the strength of the spot market.

We cannot assure you that we will receive any profit-sharing payments for any periods in the future, which may have an adverse effect on our results and financial condition and our ability to pay dividends in the future.

The amount of fuel saving payment we receive under our charters with Maersk, if any, depends on prevailing fuel costs, which are volatile.

In May 2019 and January 2020, we agreed to install scrubbers on seven vessels for an estimated aggregate amount of $45.2 million, in return for receiving a share of the fuel savings expected to be achieved by the charterer, Maersk. The installation of scrubbers was completed in 2020 and 2021. As part of the charter agreements, we receive a share of the fuel savings, dependent on the price difference between IMO compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers.

We cannot assure you that we will receive any fuel saving payments for any periods in the future, which may have an adverse effect on our results and financial condition and our ability to pay dividends in the future.

The charter-free market values of our vessels and drilling units may decrease, which could limit the amount of funds that we can borrow or trigger breaches in certain financial covenants in our current or future credit facilities and we may incur a loss if we sell vessels or drilling units following a decline in their charter-free market value. This could affect future dividend payments.

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

Certain of our directors, executive officers and major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, Hemen and certain related companies whose shares are indirectly held by two trusts settled by Mr. John Fredriksen, for the benefit of his family, own and beneficially own approximately 18.6% of our issued and outstanding common shares as of March 21, 2022.

Hemen is also a principal shareholder of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries (the “Hemen Related Companies”). In addition, certain directors, including Mr. Cordia, Mr. O'Shaughnessy and Ms. Kathrine Fredriksen, also serve on the boards of one or more of the Hemen Related Companies, including but not limited to Frontline Limited (NYSE: FRO) (“Frontline”), Golden Ocean Group Limited (NYSE: GOGL) (“Golden Ocean”), Archer Limited (OSE: ARCHER), Avance Gas Holding Ltd (OSE: AGAS), Northern Drilling Ltd (OSE: NODL) and ST Energy Transition I Ltd. (NYSE: STET.U). There may be real or apparent conflicts of interest with respect to matters affecting Hemen and other Hemen Related Companies whose interests in some circumstances may be adverse to our interests.

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

While Frontline and Golden Ocean, whose major shareholder is Hemen, have agreed to cause Frontline Shipping and the Golden Ocean Charterer, respectively, to use their commercial best efforts to employ our vessels on market terms and not to give preferential treatment in the marketing of any other vessels owned or managed by Frontline and Golden Ocean or its other affiliates, it is possible that conflicts of interests in this regard will adversely affect us. Under our charter ancillary agreements with Frontline Shipping, Frontline, the Golden Ocean Charterer and Golden Ocean, we are entitled to receive quarterly profit sharing payments to the extent that the average daily time charter equivalent ("TCE"), rates realized by Frontline Shipping and the Golden Ocean Charterer exceed specified levels. Because Frontline, and Golden Ocean also own or manage other vessels in addition to our fleet, which are not included in the profit sharing calculations, conflicts of interest may arise between us, Frontline and Golden Ocean in the allocation of chartering opportunities that could limit our fleet's earnings and reduce profit sharing payments or charter hire due under our charters.

Our shareholders must rely on us to enforce our rights against our contract counterparties.

Holders of our common shares and other securities have no direct right to enforce the obligations of Frontline Shipping, Frontline Management, Frontline, the Golden Ocean Charterer, Golden Ocean Management, Golden Ocean, the charterers of our drilling units and Seadrill, or any of our other customers under the charters, or any of the other agreements to which we are a party. Accordingly, if any of those counterparties were to breach their obligations to us under any of these agreements, our shareholders would have to rely on us to pursue our remedies against those counterparties.

United States tax authorities could treat us as a "passive foreign investment company", which could have adverse United States federal income tax consequences to United States shareholders.

A foreign corporation will be treated as a "passive foreign investment company," or ("PFIC"), for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income". For purposes of these tests, "passive income" includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties, which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income", but income from bareboat charters does constitute "passive income".

United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Under these rules, if our income from our time charters is considered to be passive rental income, rather than income from the performance of services, we will be considered to be a PFIC. We believe that it is more likely than not that our income from time charters will not be treated as passive rental income for purposes of determining whether we are a PFIC. Correspondingly, we believe that the assets that we own and operate in connection with the production of such income do not constitute passive assets for purposes of determining whether we are a PFIC. This position is principally based upon the positions that (1) our time charter income will constitute services income, rather than rental income, and (2) Frontline Management and Golden Ocean Management, which provide services to certain of our time chartered vessels, will be respected as separate entities from Frontline Shipping and the Golden Ocean Charterer, with which they are respectively affiliated. We do not believe that we will be treated as a PFIC for our 2021 taxable year. Nevertheless, for the 2022 taxable year and future taxable years, depending upon the relative amounts of income we derive from our various assets as well as their relative fair market values, we may be treated as a PFIC.

Although there is no direct legal authority under the PFIC rules addressing our method of operation, there is substantial legal authority supporting our position consisting of case law and the United States Internal Revenue Service (the "IRS"), pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority that characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under United States Internal Revenue Code of 1986, as amended (the "Code") (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation-United States Federal Income Tax Considerations"), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

We believe that we and each of our subsidiaries qualified for this statutory tax exemption for our taxable year ending on December 31, 2021 and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for future taxable years and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if certain non-qualified shareholders with a 5% or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. It is possible that we could be subject to this rule for our taxable year ending on or after December 31, 2022. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries, are not entitled to exemption under Section 883 of the Code for any taxable year, we, or our subsidiaries, could be subject during those years to an effective 2% United States federal income tax on gross shipping income derived during such a year that is attributable to the transport of cargoes to or from the United States. The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

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

If our long-term time or bareboat charters or management agreements with respect to our vessels and rigs employed on long-term time charters terminate, we could be exposed to increased volatility in our business and financial results, our revenues could significantly decrease and our operating expenses could significantly increase.

If any of our charters terminate, we may not be able to re-charter those vessels on a long-term basis with terms similar to the terms of our existing charters, or at all.

The vessels in our fleet that have charters attached to them are generally contracted to a firm period of up to 2034 in addition to certain optional periods. However, we have granted some of our charterers purchase or early termination options that, if exercised, may effectively terminate our charters with these customers at an earlier date. One or more of the charters with respect to our vessels may also terminate in the event of a requisition for title or a loss of a vessel.

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

In addition to the two vessels on charter to Frontline Shipping and the eight vessels on charter to Golden Ocean Charterer, we also have 21 container vessels, two dry bulk carriers, three Suezmax tankers, six product tankers and two car carriers employed on time charters, and two Suezmax tankers, two chemical tankers and five dry bulk carriers employed in the spot market. The agreements for the technical and operational management of these vessels are not fixed price agreements, and we cannot assure you that any further vessels which we may acquire in the future will be operated under fixed price management agreements. Also in February 2022, we entered into an agreement for the operational management of the West Linus rig with a subsidiary of Odfjell Drilling Ltd. (“Odfjell”), a leading harsh environment drilling rig operator. The change of operational management from Seadrill to Odfjell is subject to customary regulatory approvals relating to operations on the Norwegian Continental Shelf. For additional information please see “Item 5.B.—Liquidity and Capital Resources—Debt in Associated Companies”. Therefore, to the extent that we acquire additional vessels, our cash flow could be more volatile in the future and we could be exposed to increases in our vessel and rig operating expenses, each of which could materially and adversely affect our results of operations and business.

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

Movements in interest rates could negatively affect our financial performance given that certain of our current financing agreements have, and our future financing arrangements may have, floating interest rates, typically based on LIBOR. The publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration, the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. As such, any new loan agreements we enter into will not use LIBOR as an interest rate, and we will need to transition our existing loan agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023.

In response to the anticipated discontinuation of LIBOR, working groups are converging on alternative reference rates. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR with the Secured Overnight Financing Rate, or “SOFR”. At this time, it is not possible to predict how markets will respond to SOFR or other alternative reference rates. The impact of such a transition from LIBOR to SOFR or other alternative rates could be significant for us.

In order to manage our exposure to interest rate fluctuations under LIBOR, SOFR or any other alternative rate, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates.

Our financing agreements contain a provision requiring or permitting us to enter into negotiations with our lenders to agree to an alternative interest rate or an alternative basis for determining the interest rate in anticipation of the cessation of LIBOR. These clauses present significant uncertainties as to how alternative reference rates or alternative bases for determination of rates would be agreed upon, as well as the potential for disputes or litigation with our lenders regarding the appropriateness or comparability to LIBOR of any substitute indices, such as SOFR, and any credit adjustment spread between the two benchmarks. In the absence of an agreement between us and our lenders, most of our financing agreements provide that LIBOR would be replaced with some variation of the lenders’ cost-of-funds rate. The discontinuation of LIBOR presents a number of risks to our business, including volatility in applicable interest rates among our financing agreements, potential increased borrowing costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.

A change in foreign exchange rates could materially and adversely affect our financial position.

As of December 31, 2021, we had approximately $219.8 million equivalent in senior unsecured bonds denominated in Norwegian kroner (“NOK”). Although the effect on profitability is managed through the use of currency swaps, liquidity may be affected during the period of the swap contracts arising from the requirement to pay collateral if the NOK currency rates move adversely compared to the United States dollar (“USD”). This could have a material adverse effect on our liquidity, depending on the magnitude of the currency fluctuation.

A change in interest rates could materially and adversely affect our financial performance and financial position.

As of December 31, 2021, we and our consolidated subsidiaries had approximately $1.5 billion in floating rate debt outstanding under our credit facilities. Although we use interest rate swaps to manage our interest rate exposure and have interest rate adjustment clauses in some of our chartering agreements, we are exposed to fluctuations in interest rates. For a portion of our floating rate debt, if interest rates rise, interest payments on our floating rate debt that we have not swapped into effectively fixed rates would increase.

As of December 31, 2021, we and our consolidated subsidiaries have entered into interest rate swaps which fix the interest on approximately $0.7 billion of our outstanding indebtedness.

An increase in interest rates could cause us to incur additional costs associated with our debt service, which may materially and adversely affect our results of operations. Our maximum exposure to interest rate fluctuations on our outstanding debt as of December 31, 2021 was approximately $0.8 billion, including our equity-accounted subsidiaries. A one percentage change in interest rates would, based on our estimates, increase or decrease interest rate exposure by approximately $7.5 million per year as of December 31, 2021. The figure does not take into account that certain of our charter contracts include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding debt related to the assets on charter. As of December 31, 2021, $0.1 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity-accounted subsidiaries. None of this was subject to interest rate swaps and the balance of $0.1 billion remained on a floating rate basis. Our net exposure to floating rate debt is therefore $607.1 million.

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

Since our original acquisitions from Frontline, we have expanded and diversified our fleet, and we are performing certain administrative services through our wholly-owned subsidiaries SFL Management AS, SFL Management (Bermuda) Limited, SFL Management (Singapore) Pte. Ltd and SFL UK Management Ltd.

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

Moreover, in connection with any waivers of or amendments to our credit facilities that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. Our lenders may also require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness. See "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources".

In addition, under the terms of our credit facilities, our payment of dividends or other payments to shareholders as well as our subsidiaries' payment of dividends to us is subject to no event of default having occurred. See "Item 8. Financial Information -Dividend Policy".

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

Our arrangements with the charterers of our drilling rigs are in transition and the failure of the charterers of our drilling rigs to meet their obligations to us under our lease agreements, or material change to the terms of such agreements, could have a material adverse effect on our business, financial condition, results of operations and cash flows, ability to pay dividends to our shareholders and compliance with covenants in our credit facilities.

The failure of the charterers of our drilling rigs to meet their respective obligations to us under our existing lease agreements, or any material changes to the commercial terms of such agreements, including reductions in the charter rates payable to us, or any material payments that we are required to make under our guarantees or any acceleration of our debt as a result of an event of default thereunder would likely have material adverse effect on our business, financial condition, results of operations and cash flows, ability to pay dividends to our shareholders and compliance with covenants in our credit facilities.

As of December 31, 2021, a significant portion of our net income and operating cash flows was generated from our leases with subsidiaries of Seadrill, which disclosed on February 10, 2021 that it and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas, USA.

Pursuant to an amendment to our charter agreement with subsidiaries of Seadrill for the West Hercules that we entered into in August 2021, the West Hercules is contracted to be employed with an oil major into the second half of 2022, prior to being redelivered to us in Norway. Following the expiration or early termination of this contract, West Hercules may be offhire for an indeterminate period of time and we may be required to arrange significant levels of investments to reactivate this drilling rig. Additionally, in February 2022, we agreed to make changes to the chartering and management structure of the West Linus, pursuant to which the drilling contract with ConocoPhillips is expected to be assigned from the current operator to one of our subsidiaries upon the new operator receiving necessary regulatory approvals.

For additional information please see “Item 5.B.—Liquidity and Capital Resources—Debt in Associated Companies”. Reference to the charterers of our drilling units shall mean the Seadrill Charterers until such time that they redeliver the rigs to us, whereupon references to the charterers of our drilling units shall mean future charterers of such drilling units.

Risks Relating to Our Common Shares

We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.

We are a holding company, and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our vessels and drilling units, and payments under our charter agreements are made to our subsidiaries. As a result, our ability to make distributions to our shareholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party or by the law of its respective jurisdiction of incorporation which regulates the payment of dividends by companies. Under the terms of our credit facilities, we may be restricted from making distributions from our subsidiaries if they are not in compliance with the terms of the relevant agreements. If we are unable to obtain funds from our subsidiaries, we may not be able to pay dividends to our shareholders.

The market price of our common shares may be unpredictable and volatile.

The market price of our common shares has been volatile. For the year ended December 31, 2021, the closing market price of our common shares ranged from a high of $9.07 on November 12, 2021, to a low of $6.30 on January 6, 2021. The market price of our common shares may continue to fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, changes in key management personnel, any reductions in the payment of our dividends or changes in our dividend policy, mergers and strategic alliances in the shipping and offshore industries, market conditions in the shipping and offshore industries, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, perceived or actual inability by our chartering counterparts to fully perform under the charter parties, including the charterers of our drilling units and Frontline Shipping announcements concerning us or our competitors and the general state of the securities market. The shipping and offshore industries have been highly unpredictable and volatile. The market for common shares in these industries may be equally volatile. The market volatility in equities remains high. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price, also when adjusted for any dividends. Additionally, to the extent that the price of our common shares declines, our ability to raise funds through the issuance of equity, or otherwise using our common shares as consideration, will be reduced.

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

Because our offices and most of our assets are outside the United States, you may not be able to bring suit against us, or enforce a judgment obtained against us in the United States.

Our executive offices, administrative activities and the majority of our assets are located outside the United States. In addition, most of our directors and officers are not United States residents. As a result, it may be more difficult for investors to effect service of process within the United States upon us, or to enforce both in the United States and outside the United States judgments against us in any action, including actions predicated upon the civil liability provisions of the United States federal securities laws.

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

We operate through subsidiaries located in Bermuda, Cyprus, Liberia, Norway, Singapore, the United Kingdom and the Marshall Islands.

We are an international ship owning and chartering company with a large and diverse asset base across the maritime, shipping and offshore asset classes and business sectors. As of December 31, 2021, our assets consist of six crude oil tankers, 15 dry bulk carriers, 35 container vessels (including seven leased-in vessels), two car carriers, one jack-up drilling rig, one ultra-deepwater drilling unit, two chemical tankers, and four oil product tankers included in our wholly owned and partly owned subsidiaries and associated companies. A further two crude oil tankers and two oil product tankers were delivered between January 1, 2022 and March 24, 2022.

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

Since 2004, we have diversified our asset base and now have eight asset types, which comprise crude oil tankers, chemical tankers, oil product tankers, container vessels, car carriers, dry bulk carriers, a jack-up drilling rig and an ultra-deepwater drilling unit. In addition, we have certain financial investments.

Acquisitions and Disposals

Acquisitions

In the year ended December 31, 2021, we took delivery of the following vessels:

•In April 2021, we entered into an agreement with the Volkswagen Group to build and charter out two newbuild dual-fuel 7,000 CEU car carriers designed to use liquefied natural gas (“LNG”). The charter period is 10 years from delivery in 2023, and until the new vessels are delivered, the Volkswagen Group has chartered the two existing car carriers SFL Composer and SFL Conductor.
•In August 2021, we acquired and took delivery of the 2013-built SFL Maui and the 2014-built SFL Hawaii, both with approximately 6,800 TEU carrying capacity. Upon delivery, the vessels each immediately commenced a six year time charter to Maersk.
•Also in August 2021, we entered into an agreement with Kawasaki Kisen Kaisha Ltd. (“K Line”) to build and charter out two additional newbuild dual-fuel 7,000 CEU car carriers designed to use LNG. The charter period is 10 years from delivery of the vessels in 2024.
•In September 2021, we acquired and took delivery of the 2020-built Maersk Zambezi which has a 5,300 TEU carrying capacity. Upon delivery, the vessel was chartered to Maersk on a time charter basis for approximately seven years.
•In September 2021, we also acquired and took delivery of another two container vessels with 14,000 TEU carrying capacity, the 2013-built, Thalassa Patris and the 2014-built, Thalassa Elpida. Both vessels were on time charter to Evergreen Marine Corporation (Taiwan) Ltd (“Evergreen”) and we agreed to continue the obligations on these existing charterers. The two vessels are sister vessels to the four existing vessels we already had on charter to Evergreen.
•In December 2021, we acquired and took delivery of the 2019-built Suezmax tanker Marlin Santorini. Upon delivery, the vessel commenced a five year time charter to Trafigura Maritime Logistics Pte. Ltd (“Trafigura”).
•In December 2021, we acquired and took delivery of two 2015-built LR2 product tankers Front Puma and Front Tiger. Upon delivery, the vessels each commenced a five year time charter to Trafigura.

In the period between January 1, 2022 and March 24, 2022, we took delivery of the following vessels:

•In January 2022, we acquired and took delivery of two LR2 product tankers Front Lion and Front Panther, built in 2014 and 2015 respectively. Upon delivery, the vessels commenced a five year charter to Trafigura.
•In January 2022 and February 2022, we acquired and took delivery of two 2019-built Suezmax tankers, Marlin Sicily and Marlin Shikoku, respectively. Upon delivery, the vessels commenced a five year charter to Trafigura.

Disposals

In the year ended December 31, 2021, we disposed of the following vessels and drilling units:

•In August and September 2021, we redelivered 15 vintage feeder container vessels, which were accounted for as 'direct financing leases' and three vintage feeder container vessels previously classified as 'leaseback assets' to MSC following exercise of the applicable purchase options in the charter contracts. Net proceeds of $82.0 million were received and debt of $42.1 million was repaid in connection with this transaction.
•In September 2021, we delivered the drilling unit West Taurus to Rota Shipping Inc. for recycling for net proceeds of $3.0 million. The recycling of the unit was in accordance with the European Ship Recycling Regulation.
•In September 2021, we agreed to sell seven Handysize dry bulk carriers to an unrelated party based in Asia for net sale proceeds of $97.7 million. All seven vessels were delivered to the buyer between October 2021 and December 2021.

We have not disposed of any vessels in the period between January 1, 2022 and March 24, 2022.

Corporate Debt and Lease Debt Financing

In January 2021, we bought back approximately $2.0 million of the 4.875% senior unsecured convertible bonds due 2023 at a discount. We had an outstanding aggregate principal balance of $137.9 million in respect to this debt after the repurchase.

In May 2021, we issued $150 million in senior unsecured sustainability-linked bonds due 2026. The bonds pay a coupon of 7.25% per annum, and net proceeds were used to refinance existing bonds and for general corporate purposes.

In May and July 2021, we bought back approximately $67.6 million of the 5.75% senior unsecured convertible bonds due 2021 at a total cost of $68.6 million. The repurchase was made from surplus cash from the issuance of the new $150 million sustainability-linked bond and as a result of favorable market conditions. The repurchased bonds were not resold but held in treasury until they were extinguished when the bonds matured in October 2021.

In September 2021, we entered into a sale and leaseback transaction via a Japanese Operating Lease with Call Option financing structure for $130.0 million for the financing of the two newly acquired 6,800 TEU container vessels. The vessels were sold and leased back for a term of six years, with options to purchase each vessel at the end of the fifth and sixth year. The transaction did not qualify as a sale and has been recorded as a financing arrangement. The lease debt financing carry interest of 2.5% per annum.

As of December 31, 2021, we held 1.4 million shares of Frontline which were subject to a forward contract that expired in January of 2022, and has subsequently been rolled over to July 2022. The transaction is accounted for as shares recorded in 'Investment in debt and Equity securities' pledged to creditors and a liability recorded in short-term debt of $15.6 million related to this contract as of December 31, 2021. We are required to post collateral which was held as restricted cash as of December 31, 2021.

Share Options

In the year ended December 31, 2021, 129,000 options were exercised, and we made a cash payment of $0.1 million in lieu of issuing shares under the Option Scheme.

In May 2021, we awarded a total of 480,000 options to officers, employees and directors, pursuant to the Option Scheme. The options have a five-year term and a three-year vesting period and the first options will be exercisable from May 2022 onwards. The initial strike price was $8.79 per share.

In February 2022, we awarded a total of 435,000 options to officers, employees and directors, pursuant to the Option Scheme. The options have a five-year term and a three-year vesting period and the first options will be exercisable from February 2023 onwards. The initial strike price was $8.73 per share.

Charter Extensions and Changes

In June 2021, we entered into a side letter agreement with Evergreen whereby we agreed to pay Evergreen a daily amount of $800 per vessel (adjusted for off-hire and basis hire), with effect from May 1, 2021 and until the remaining charter period, in return for Evergreen waiving the charterer’s option to extend the term of the time charter for a further 18 months.

In June and November 2021, the bareboat charter agreements of our chemical tankers expired and the two tankers were redelivered to us. The two chemical tankers are currently operating in the spot market.

In November 2021, we agreed to renew the time charter contract on one 1,700 TEU container vessel on charter to Maersk. The new charter extends the charter period until 2025 at a revised charter hire.

In March 2022, we agreed to charter six 14,000 TEU container vessels to a leading container operator for a fixed period of approximately five years. The new charter is expected to commence between 2023 and 2024 when the vessels are redelivered following completion of their existing charter party to another Asian based liner company.

Seadrill Charters, Associate Debt and Consolidation

SFL Hercules Ltd (“SFL Hercules”) and SFL Linus Ltd (“SFL Linus”) each own the drilling units West Hercules and West Linus respectively. These units are leased to subsidiaries of Seadrill Limited (“Seadrill”), a related party. SFL Deepwater Ltd (“SFL Deepwater”) owned the drilling unit West Taurus, which was also on charter to a subsidiary of Seadrill until the first quarter of 2021. Because the main assets of SFL Deepwater, SFL Hercules and SFL Linus were the subject of leases which each include both fixed price call options and a fixed price purchase obligation or put option, they were previously determined to be variable interest entities in which the Company was not the primary beneficiary and therefore accounted for as investments in associated companies. During 2021, and following amendments to the West Hercules bareboat charter and loan facility agreements, SFL Hercules was determined to no longer be a variable interest entity and was consolidated from August 27, 2021 when the amendments were approved by the applicable bankruptcy court (see below). With regards to SFL Linus and SFL Deepwater, the Company was determined to be the primary beneficiary of the two subsidiaries in October 2020, following changes to their financing agreements and as a result of defaults by Seadrill. Therefore, from October 2020 these two subsidiaries were consolidated by the Company.

Pursuant to an amendment to our charter agreement with subsidiaries of Seadrill for the West Hercules that we entered into in August 2021, the West Hercules is contracted to be employed with an oil major into the second half of 2022, prior to being redelivered to us in Norway. Following the expiration or early termination of this contract, West Hercules may be offhire for an indeterminate period of time and we may be required to arrange significant levels of investments to reactivate this drilling rig. Additionally, in February 2022, we agreed to make changes to the chartering and management structure of the West Linus, pursuant to which the drilling contract with ConocoPhillips is expected to be assigned from the current operator to one of our subsidiaries upon the new operator receiving necessary regulatory approvals.

For additional information please see “Item 5.B.—Liquidity and Capital Resources—Debt in Associated Companies”. Reference to the charterers of our drilling units shall mean the Seadrill Charterers until such time that they redeliver the rigs to us, whereupon references to the charterers of our drilling units shall mean future charterers of such drilling units.

Please also refer to Risk Factor regarding Our arrangements with the charterers of our drilling rigs are in transition and the failure of the charterers of our drilling rigs to meet their obligations to us under our lease agreements, or material change to the terms of such agreements, could have a material adverse effect on our business, financial condition, results of operations and cash flows, ability to pay dividends to our shareholders and compliance with covenants in our credit facilities.

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

During the year ended December 31, 2021, we issued and sold 10.7 million shares under these arrangements and total net proceeds of $89.4 million were received by us.

Dividends

On February 17, 2021, the Board of Directors of the Company declared a dividend of $0.15 per share which was paid in cash on or around March 30, 2021 to shareholders of record as of March 15, 2021.

On May 12, 2021, the Board of Directors of the Company declared a dividend of $0.15 per share, which was paid in cash on or around June 29, 2021 to shareholders of record as of June 14, 2021.

On August 18, 2021, the Board of Directors of the Company declared a dividend of $0.15 per share, which was paid in cash on or around September 29, 2021 to shareholders of record as of September 15, 2021.

On November 10, 2021, the Board of Directors of the Company declared a dividend of $0.18 per share, which was paid in cash on or around December 29, 2021 to shareholders of record as of December 15, 2021.

On February 16, 2022, the Board of Directors of the Company declared a dividend of $0.20 per share which will be paid in cash on or around March 29, 2022 to shareholders of record as of March 16, 2022.

Other Income

In March 2021, we received a capital dividend of approximately $8.8 million from ADS Maritime Holding following the sale of its remaining two vessels. Also in March 2021, we sold our remaining shares in ADS Maritime Holding for consideration of approximately $0.8 million.

COVID-19 Pandemic

Since the beginning of the calendar year 2020, efforts to stop the spread of COVID-19 have caused restrictions on the movement of people and affected business operations worldwide including, but not limited to, supply chains, trade, employees (including the risk of sickness and crew change restrictions), travel including port restrictions and border closures, financial markets and commodity prices. The Company’s business has been and could in the future again be materially and adversely affected by this pandemic and the Company is unable to reasonably predict the estimated length or severity of the COVID-19 pandemic on future operating results.

In response to the pandemic, many countries, ports and organizations, including those where the Company conducts a large part of its operations, implemented measures to combat the pandemic, such as quarantines and travel restrictions. Though these measures have in large part been relaxed, to the extent governments determine to reinstate similar measures in the future as a result of any resurgence or worsening of the pandemic, this could cause severe trade disruptions. The extent to which COVID-19 will impact the Company's results of operations and financial condition, including possible vessel impairments, will depend on future developments including, among others, new information which may emerge concerning the severity of the virus, any resurgence of the virus, the actions to contain or treat its impact, others and the length of time that the pandemic continues and whether subsequent waves of the infection happen, including as a result of vaccination rates among the population, the effectiveness of COVID-19 vaccines and the response by governmental bodies and regulators.

As of March 24, 2022, the Company is still experiencing a high degree of crew change logistical challenges in connection with the COVID-19 outbreak. There are still several jurisdictions that limit and/or prohibit the change of crew resulting in continuing higher operating costs and time delays.

B. BUSINESS OVERVIEW

Our Business Strategies

Our primary objectives are to profitably grow our business and increase long-term distributable cash flow per share by pursuing the following strategies:

(1)Expand our asset base. We have increased, and intend to further increase, the size of our asset base through timely and selective acquisitions of additional assets and businesses that we believe will be accretive to long-term distributable cash flow per share. We will seek to expand our asset base through various transactions including, placing newbuilding orders, acquiring second-hand vessels and entering into short, medium or long-term charter arrangements. We also make financial investments or provide loans secured by vessels, rigs and or other assets in the wider maritime industry. From time to time we may also acquire vessels with no or limited initial charter coverage. We believe that by entering into newbuilding contracts or acquiring second-hand vessels or rigs we can provide for long-term growth of our assets. We may also seek new investment opportunities, including technologies and assets with a positive impact on the environment with an overall aim of reducing the Company’s carbon footprint in line with the UN sustainable development goals.

(2)Diversify our asset base. Since 2004, we have diversified our asset base and now have the following asset types, which comprise crude oil tankers, chemical tankers, oil product tankers, container vessels, car carriers, dry bulk carriers, a jack-up drilling rig and an ultra-deepwater drilling unit. We believe that there are other attractive markets that could provide us with the opportunity to further diversify our asset base. These markets include vessels and other assets that are of long-term strategic importance to certain operators in the shipping maritime and offshore industries. We believe that the expertise and relationships of our management, together with our relationship and affiliation with Mr. John Fredriksen, could provide us with incremental opportunities to expand our asset base.

(3)Expand and diversify our customer relationships. Since 2004, we have increased our customer base from one to more than 10 customers. Of these long term customers, Frontline Shipping and Golden Ocean are related parties. We intend to continue to expand our relationships with our existing customers and also to add new customers, as companies servicing the international shipping, maritime and offshore oil exploration and production markets continue to expand their use of chartered-in assets to add capacity. From February 2022, Seadrill was determined to no longer be a related party following its emergence from bankruptcy (see Item 7.B.—Related Party Transactions).

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

Our Environmental, Social and Governance Efforts

SFL relies on the SASB framework for our sector to facilitate the monitoring of material ESG issues. We strive to incorporate the UN Global Compact Principles in our operations in general, as well as in our ESG management system, as more fully described below.

To aid us in prioritizing our sustainability efforts, we conducted a materiality analysis in 2020. Our review of potentially material topics followed the GRI Materiality Standard (GRI 3, 2021), considering the severity and likelihood of the impacts of our operations. Our ESG priorities also take into consideration those which are financially material, and we are guided by the SASB Marine Transportation Standard (2018) in this regard. The following topics have been considered by the Board of Directors and are deemed material for inclusion in the ESG report:
•Direct GHG emissions
•Low carbon energy sources
•Climate-related risks
•Marine casualties involving crew
•Corruption risk
•Ship recycling
•Spills and releases
•Compliance training and training on board our vessels

In 2021, SFL has established specific targets for the material areas pinpointed in the assessment described above. In particular, SFL will continue to develop its strategy to address direct emissions and associated climate-related risks.

Our Corporate Code of Business Ethics and Conduct is established by the Board of Directors. The Board works to ensure that we have sufficient internal control and risk management systems in place, which encompass our corporate values and ethical guidelines, including the guidelines for corporate social responsibility. The Board routinely considers critical ESG issues, and in line with our Code of Conduct any significant incidents are reported directly to the Board. The Board also reviews our annual ESG report, which sets forth our ESG strategy and goals, and report on our ESG performance across all our business operations. All of our ESG Reports may be found on our website at https://www.sflcorp.com/esg/. The information on our website is not incorporated by reference into this annual report.

Together with industry peers such as Avance Gas, Flex LNG, Frontline and Golden Ocean, we have established an ESG forum, the goal of which is to design industry leading approaches to ESG risk management and reporting parameters.

We also support the following initiatives: The Neptune Declaration, the Maritime Anti-Corruption Network (“MACN”), the Clean Shipping Alliance, and the International Association of Independent Tanker Owners (“Intertanko”). We also comply with the requirements of Oil Companies International Marine Forum (“OCIMF”).

Environmental Priorities

Monitoring and Management
At SFL, we are examining ways to manage our environmental impact. in order to better protect the environment, the sector, our customers and our own business. Our Environmental Policy describes our commitment to environmental due diligence and how spills and operational emissions of sulfur oxides, nitrogen oxides, waste and other discharges are to be managed.

In 2021, we unveiled out a digital platform to track vessel fuel efficiency. We believe live tracking our vessels’ emissions and energy consumption is an important tool to monitor energy efficiency and emissions in accordance with regulations and our own targets.

Decarbonisation
We see decarbonisation as a strategic priority going forward; this addresses our direct emissions, climate-related risks of regulatory changes, evolving expectations from our customers, as well as access to cost efficient capital. The energy mix in our fleet is dependent on available technologies.

Social Priorities

We believe that providing safe and healthy labour conditions, a supportive environment and opportunities for employees to develop within the Company are key to the well-being of our staff and fundamental to the long-term success of SFL.

Labour Rights and Working Conditions
In addition to securing our workers’ health and safety, we seek to ensure that our employees, onshore and offshore, are working under conditions that meet the requirements set out in the International Labour Conventions and the Maritime Labour Convention. As part of safeguarding seafarers labour rights, these conventions include the right to collective bargaining agreements, and that no employee is discriminated based on nationality, race or any other basis.

Diversity
Our policies prohibit discrimination against any employee or any other person on the basis of sex, race, colour, age, religion, sexual preference, marital status, national origin, disability, ancestry, political opinion, or any other basis. We are an international company with shipboard employees from across the world. While our shipboard employees are predominantly male, women make up 50 per cent of our onshore employees.

Human Rights
We are committed to respecting and protecting internationally recognised human rights as laid out in the UN Guiding Principles on Business and Human Rights (“UNGP”). We are an international company with suppliers from all over the world. We strive to have and update the necessary policies, due diligence processes and access to remedy in line with the UNGP.

Governance Priorities

SFL has a risk-based approach to compliance and has established policies and procedures which clearly set out how we manage ESG issues. Implementing these policies and procedures mitigates our risks and any negative ESG impacts. All policies and procedures were updated in 2021. Our ESG management system is complemented by annual risk assessments, integrity due diligence, training of employees, third party audits, internal systems and controls – such as internal compliance testing, remediation and investigations. In 2021, we conducted a full Compliance Risk Assessment in order to adequately address the compliance risks SFL is exposed to.

Anti-Bribery and Anti-Corruption
Commitment to honest and ethical conduct and integrity are key values for SFL. These values are embedded in our way of working with customers, business partners, employees, shareholders and the communities in which we operate. We have a zero-tolerance policy towards bribery as stated in our Corporate Code of Business Ethics and Conduct and Financial Crime Policy, which applies to all entities controlled by SFL’s officers, directors, employees as well as workers and third-party consultants, wherever they are located. Our implemented enterprise-wide anti-corruption and money laundering policies are modelled on the UK Bribery Act and US Foreign Corrupt Practices Act (“FCPA”).

Assessing and monitoring business processes, training and controls are fundamental tools in implementing our anticorruption policy. As part of our compliance processes, appropriate risk-based communication and training are provided to employees as part of their onboarding and ongoing development programme.

See further details contained in our latest Environmental Social Governance Report, which may be found on our website at https://www.sflcorp.com/esg/. The information on our website is not incorporated by reference into this annual report.

Customers

As of March 24, 2022, our customers includes, among others, Frontline Shipping Limited (“Frontline Shipping”), Seadrill Limited (“Seadrill”), Golden Ocean Group Limited (“Golden Ocean”), Hyundai Glovis Co. Ltd. (“Hyundai Glovis”), Sinotrans Shipping Limited (“Sinotrans”), Maersk A/S (“Maersk”), Maersk Sealand Pte Ltd, MSC Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. (“MSC”), ConocoPhillips Skandinavia AS (“ConocoPhillips”), Phillips 66 Company (“Phillips 66”), Landbridge Group Co. Ltd and its subsidiaries (“Landbridge”), Evergreen Marine Corporation (Taiwan) Ltd. and its affiliate Evergreen Marine (Singapore) Pte Ltd (“Evergreen”), Volkswagen Konzernlogistik Gmbh Co. OHG Wolfsburg (“Volkswagen”), Kawasaki Kisen Kaisha Ltd. (“K Line”), Trafigura Maritime Logistics Pte Ltd (“Trafigura”) and Hapag-Lloyd AG (“Hapag-Lloyd”).

In the year ended December 31, 2021:
•Two VLCC crude tankers leased to Frontline Shipping accounted for approximately 2% of our consolidated operating revenues (2020: 6%, 2019: 4%).
•Eight Capesize dry bulk carriers leased to a subsidiary of Golden Ocean accounted for approximately 12% of our consolidated operating revenues (2020: 11%, 2019: 11%).
•28 container vessels on long-term bareboat charters to MSC accounted for approximately 2% of our consolidated operating revenues (2020: 13%, 2019: 14%). 18 of these vessels were sold and redelivered to MSC in August 2021 and September 2021 following exercise of the applicable purchase options.
•15 container vessels on long-term time charters to Maersk accounted for approximately 32% of our consolidated operating revenues (2020: 29%; 2019: 30%).
•Six container vessels on time charter to Evergreen accounted for approximately 15% of our consolidated operating revenues (2020: 15%, 2019: 14%).

Our income earned from Seadrill was earned from drilling units leased to Seadrill through two wholly owned subsidiaries which were previously accounted for using the equity method. One of the subsidiaries was consolidated from October 2020 and the second subsidiary from August 2021. (See details in risk factors and history and developments above). In the year ended December 31, 2021, income from the one remaining associated company chartered to Seadrill and consolidated from August 2021, accounted for approximately 2% of our net income (2020: 7% of net loss from three associated companies, 2019: 35% of net income from three associated companies). Also, in the year ended December 31, 2021, revenue from subsidiaries that were consolidated and leased rigs to Seadrill, accounted for approximately 6% of our consolidated operating revenues (2020: 1% in relation to one drilling unit, 2019: 0% none).

Competition

We currently operate in several sectors of the maritime, shipping and offshore industries, including oil transportation, dry bulk shipments, chemical transportation, oil products transportation, container transportation, car transportation and drilling rigs.

The markets for international seaborne oil transportation services, dry bulk transportation services, container and car transportation services are highly fragmented and competitive. Seaborne oil transportation services are generally provided by two main types of operators: major oil companies or captive fleets (both private and state-owned) and independent shipowner fleets.

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

Container vessels and car carriers are generally operated by logistics companies, where the vessels are used as an integral part of their services. Therefore, container vessels and car carriers are typically chartered more on a period basis and single voyage chartering is less common. As the market has grown significantly over recent decades, we expect in the future to see more vessels chartered by logistics companies on a shorter term basis, particularly smaller vessels, however this will vary depending on market conditions and the availability of vessels.

Our jack-up drilling rig and our ultra-deepwater drilling unit are sub-chartered out on charters to oil majors. Jack-up drilling rigs and ultra-deepwater drilling units are normally chartered by oil companies on a shorter-term basis linked to area-specific well drilling or oil exploration activities, but there have also been longer period charters available when oil companies want to cover their longer term requirements for such rigs. Ultra-deepwater semi-submersible drilling rigs are self-propelled, and can therefore easily move between geographic areas. Jack-up drilling rigs are not self-propelled, but it is common to move these assets over long distances on heavy-lift vessels. Therefore, the markets and competition for these rigs are effectively world-wide.

Competition for charters in all the above sectors is intense and is based upon price, location, size, age, specifications, condition and acceptability of the vessel/rig and its technical and commercial managers. Competition is also affected by the availability of other sized vessels/rigs to compete in the trades in which we engage. Most of our existing vessels are chartered at fixed rates on a long-term basis and are thus not directly affected by competition in the short-term. However, tankers chartered to Frontline Shipping and dry bulk carriers chartered to the Golden Ocean Charterer are subject to profit sharing agreements, which are affected by competition experienced by the charterers.

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

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

Flag State

The flag state, as defined by the United Nations Convention on the Law of the Sea, is responsible for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as ratification, implementation and enforcement of principal international maritime treaties, supervision of surveys, compliance with International Labour Organization reporting, and participation at IMO meetings. Our vessels and rigs are flagged in Liberia, the Marshall Islands, Panama, Hong Kong and Norway.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emission standards titled IMO-2020 took effect on January 1, 2020.

In 2012, IMO's Marine Environmental Protection Committee, or the “MEPC” adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk, or the “IBC Code”. The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014 and took effect on January 1, 2021, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.

In 2013, the MEPC adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or “CAS”. These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code”, which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these amendments.

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

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emission controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. The group plans to submit a formal proposal to the IMO by the end of 2022 with the goal of having the ECA implemented by 2025. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (“NOx”) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMP”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session in June 2021 and are expected to enter into force on November 1, 2022 with the requirements for EEXI and CII certification coming into effect from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. The upcoming amendments, which will come into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

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

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 (the “CLC”). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.

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

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention”. The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate (the “IAFS Certificate”) is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced.

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021.

We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, March 24, 2022, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation). Effective November 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

In 2010, the Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, Attorneys general from 13 states filed suit in March 2021 to lift the executive order and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration stating that the power to pause offshore oil and gas leases "lies solely with Congress". With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operations.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021 a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition which is subject to public comment until February 7, 2022.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.

The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union's carbon market. On July 14, 2021 the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. Contingent on negotiations and a formal approval vote, these proposed regulations may not enter into force for another year or two.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet in spring 2023), with a view to adoption.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule which reduces 41 million tons of methane emissions between 2023 and 2025 and cuts methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA also anticipates issuing a supplemental proposed rule in 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule by the end of 2022. If these new regulations are finalized, they could affect our operations.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the MTSA. To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (the “ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example:
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

The U.S. Bureau of Ocean Energy Management ("BOEM"), periodically issues guidelines for rig fitness requirements in the Gulf of Mexico and may take other steps that could increase the cost of operations or reduce the area of operations for our units, thus reducing their marketability. Implementation of BOEM guidelines or regulations may subject us to increased costs or limit the operational capabilities of our units, and could materially and adversely affect our operations and financial condition.

In addition to the MARPOL, OPA and CERCLA requirements described above, our international offshore drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the importation of and operation of drilling units and equipment, currency conversions and repatriation, oil and gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors, and duties on the importation and exportation of drilling units and other equipment. New environmental or safety laws and regulations could be enacted, which could adversely affect our ability to operate in certain jurisdictions. Governments in some countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas, and other aspects of the oil and gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and gas companies and may continue to do so. For example, on December 20, 2016, former U.S. President Obama invoked a law that banned offshore oil and gas drilling in large areas of the Arctic and the Atlantic Seaboard. In April 2017, former President Trump signed an executive order sought to loosen that ban but was blocked by a federal court ruling in Alaska in March 2019. The Trump administration appealed the decision and in April 2021, a federal appeals court affirmed the ruling and found that President Biden's reinstatement of Obama-era protections makes moot the Trump administration's attempts to allow oil development in the Atlantic and Arctic waters. In November 2021, the House of Representatives passed the Build Back Better Act, which initially included provisions that banned offshore drilling in both the Atlantic and Pacific Oceans, as well as the eastern Gulf of Mexico, and cancelled drilling leases and blocked future oil and gas extraction in the Arctic National Wildlife Refuge. However, the Senate stripped the ban on offshore drilling from the bill, although the ban on energy extraction activities in the Arctic National Wildlife Refuge is still in place. Negotiations on the Build Back Better Act are still ongoing.

In conjunction with the 2016 U.S. ban, the government of Canada simultaneously banned new drilling in Canadian Arctic waters and in August 2019, issued an order prohibiting oil and gas activities under existing leases in the Canadian Arctic offshore. The Canadian government imposed a five-year moratorium on its 2016 ban of new Canadian Arctic drilling, and based on its research and findings, these restrictions may be lifted. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings. Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition.

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

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to carry out a bottom survey every 30 to 36 months for inspection of the underwater parts of the vessel as dictated by statutory and class regulations. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

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

Hull and Machinery Insurance

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally maintain insurance against loss of hire on our operated fleet, which covers business interruptions that result in the loss of use of a vessel.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Associations,” and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs”.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$10 million up to, currently, approximately US$8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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

Seasonality

A large part of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Our tankers on charter to Frontline Shipping and our dry bulk carriers on charter to the Golden Ocean Charterer are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. We also have five dry bulk carriers, two chemical tankers and two Suezmax tankers trading in the spot or short term time charter market, and the effects of seasonality may affect the earnings of these vessels. Following scrubber installations on seven container vessels on charter to Maersk, the agreements were amended to include sharing of fuel cost savings with Maersk. Scrubber installations on two VLCCs to Frontline, seven Capesize bulk carriers to Golden Ocean and two Suezmax tankers will potentially lead to fuel cost savings affecting earnings and profit share. The fuel savings will depend on the price difference between IMO compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers.

C. ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D. PROPERTY, PLANTS AND EQUIPMENT

We own a substantially modern fleet of vessels and rigs. The following table sets forth the fleet that we own or charter-in including those in our associated companies as of March 24, 2022. All of the VLCCs, Suezmax tankers, product tankers and chemical tankers are double-hull vessels.

	Approximate			Lease	Charter Termination
Vessel	Built	Capacity	Flag	Classification *	Date*
VLCCs
Front Energy	2004	305,000 Dwt	MI	Direct Financing	2027
Front Force	2004	305,000 Dwt	MI	Direct Financing	2027
Landbridge Wisdom	2020	308,000 Dwt	HK	Leaseback assets	2027	(1)

Suezmaxes
Glorycrown	2009	156,000 Dwt	MI	n/a	n/a	(2)
Everbright	2010	156,000 Dwt	MI	n/a	n/a	(2)
Marlin Santorini	2019	150,000 Dwt	MI	Operating	2026	(9)
Marlin Sicily	2019	150,000 Dwt	MI	Operating	2027	(9)
Marlin Shikoku	2019	150,000 Dwt	MI	Operating	2027	(9)

Capesize Dry Bulk Carriers
Belgravia	2009	170,000 Dwt	MI	Operating	2025	(1)
Battersea	2009	170,000 Dwt	MI	Operating	2025	(1)
Golden Magnum	2009	180,000 Dwt	HK	Operating	2025	(1)
Golden Beijing	2010	176,000 Dwt	HK	Operating	2025	(1)
Golden Future	2010	176,000 Dwt	HK	Operating	2025	(1)
Golden Zhejiang	2010	176,000 Dwt	HK	Operating	2025	(1)
Golden Zhoushan	2011	176,000 Dwt	HK	Operating	2025	(1)
KSL China	2013	180,000 Dwt	MI	Operating	2025	(1)

Kamsarmax Dry Bulk Carriers
Sinochart Beijing	2012	82,000 Dwt	HK	Operating	2022
Min Sheng 1	2012	82,000 Dwt	HK	Operating	2022

Product Tankers
SFL Trinity	2017	114,000 Dwt	MI	Operating	2024
SFL Sabine	2017	114,000 Dwt	MI	Operating	2024
SFL Puma	2015	115,000 Dwt	MI	Operating	2026	(9)
SFL Tiger	2015	115,000 Dwt	MI	Operating	2026	(9)
SFL Lion	2014	115,000 Dwt	MI	Operating	2027	(9)
SFL Panther	2015	115,000 Dwt	MI	Operating	2027	(9)

Chemical Tankers
SFL Weser (ex Maria Victoria V)	2008	17,000 Dwt	MI	n/a	n/a	(2)
SFL Elbe (ex SC Guangzhou)	2008	17,000 Dwt	MI	n/a	n/a	(2)

Container vessels
MSC Margarita	2002	5,800 TEU	LIB	Sales Type	2024	(1) (5)

MSC Vidhi	2001	5,800 TEU	LIB	Sales Type	2024	(1) (5)
MSC Vaishnavi R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Julia R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Arushi R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Katya R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Anisha R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Vidisha R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Zlata R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Alice	2003	1,700 TEU	LIB	Sales Type	2022	(1)
Asian Ace	2005	1,700 TEU	LIB	Operating	2025
Green Ace	2005	1,700 TEU	LIB	Operating	2022
San Felipe	2014	8,700 TEU	MI	Operating	2024
San Felix	2014	8,700 TEU	MI	Operating	2024
San Fernando	2015	8,700 TEU	MI	Operating	2025
San Francisca	2015	8,700 TEU	MI	Operating	2025
Maersk Sarat	2015	9,500 TEU	LIB	Operating	2024
Maersk Skarstind	2016	9,500 TEU	LIB	Operating	2024
Maersk Shivling	2016	9,300 TEU	LIB	Operating	2024
MSC Anna	2016	19,200 TEU	LIB	Direct Financing	2031	(1) (3)
MSC Viviana	2017	19,200 TEU	LIB	Direct Financing	2032	(1) (3)
Thalassa Axia	2014	14,000 TEU	LIB	Operating	2024	(6)
Thalassa Doxa	2014	14,000 TEU	LIB	Operating	2024	(6)
Thalassa Mana	2014	14,000 TEU	LIB	Operating	2024	(6)
Thalassa Tyhi	2014	14,000 TEU	LIB	Operating	2024	(6)
Cap San Vincent	2015	10,600 TEU	MI	Operating	2024	(1) (4)
Cap San Lazaro	2015	10,600 TEU	MI	Operating	2024	(1) (4)
Cap San Juan	2015	10,600 TEU	MI	Operating	2024	(1) (4)
MSC Erica	2016	19,400 TEU	LIB	Direct Financing	2033	(1) (3)
MSC Reef	2016	19,400 TEU	LIB	Direct Financing	2033	(1) (3)
SFL Maui	2013	6,800 TEU	LIB	Operating	2027	(1)
SFL Hawaii	2014	6,800 TEU	LIB	Operating	2027	(1)
Maersk Zambezi	2020	5,300 TEU	MI	Operating	2028	(1)
Thalassa Patris	2013	14,000 TEU	LIB	Operating	2023
Thalassa Elpida	2014	14,000 TEU	LIB	Operating	2024

Car Carriers
SFL Composer	2005	6,500 CEU	HK	Operating	2023	(2)
SFL Conductor	2006	6,500 CEU	PAN	Operating	2023	(2)

Jack-Up Drilling Rig
West Linus	2014	450 ft	NOR	Operating	2028	(1) (8)

Ultra-Deepwater Drill Unit
West Hercules	2008	10,000 ft	PAN	Operating	2024	(1) (8)

Supramax Dry Bulk Carriers
SFL Hudson	2009	57,000 Dwt	MI	n/a	n/a	(2)

SFL Yukon	2010	57,000 Dwt	HK	n/a	n/a	(2)
SFL Sara	2011	57,000 Dwt	HK	n/a	n/a	(2)
SFL Kate	2011	57,000 Dwt	HK	n/a	n/a	(2)
SFL Humber	2012	57,000 Dwt	HK	n/a	n/a	(2)

* Lease classifications and charter termination dates are as of December 31, 2021.

Key to Flags: HK – Hong Kong, LIB – Liberia, MI – Marshall Islands, PAN – Panama, NOR – Norway

Notes:
(1)Charterer has purchase options or obligations during the term or at the end of the charter.
(2)Currently employed on a short-term charter or trading in the spot market.
(3)Vessel chartered-in and out on direct financing leases and included in associated companies.
(4)Vessel chartered-in as finance leases and out as operating leases.
(5)The charters in respect of these vessels were extended in 2019 and the lease classification changed from operating leases to sales type leases.
(6)The charters in respect of these vessels were extended in 2020. The charters for these four vessels were further amended in 2021 removing the 18 months charterer's extension option.
(7)The charters in respect of these vessels were extended in 2020 and lease classification changed from operating leases to sales type leases.
(8)These rigs are chartered to subsidiaries of Seadrill. On March 9, 2021, and following approval by the applicable bankruptcy court of the Interim Funding and Settlement Agreement signed between the Company and Seadrill, which allowed Seadrill to pay reduced charter hire during the interim period, the leases were reclassified from direct financing leases to operating leases. Please also refer to our Risk factors and Item 4 above.
(9)Charterer has the right to trigger a sale to a third party, at any time after the first year, with net proceeds over an agreed sum to be shared between the charterer and SFL, with profit split on a previously agreed upon basis of calculation.

In addition to the above fleet of vessels and rigs, we also have four newbuilding dual-fuel 7,000 CEU car carriers designed to use liquefied natural gas ("LNG") under construction and with deliveries expected to take place in 2023 and 2024.

Substantially, all of our owned vessels and rigs as of December 31, 2021 are pledged under mortgages, excluding three 1,700 TEU container vessels, two chemical tankers and two product tankers.

Other than our interests in the vessels and drilling units described above, we do not own any material physical properties. We lease office space in Oslo from Seatankers Management Norway AS, in Singapore from Frontline Shipping Singapore Pte Ltd, and in London from Frontline Corporate Services Ltd, all related parties.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with Item 4. "Information on the Company" and our audited consolidated financial statements and notes thereto included herein.

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

Fleet Development

The following table summarizes the development of our active fleet of vessels, including four chartered-in container vessels that are included in our associated companies and seven container vessels financed through sale and leaseback transactions.

	Total fleet	Additions/ Disposals		Total fleet	Additions/ Disposals		Total fleet
Vessel type	December 31, 2019	2020		December 31, 2020	2021		December 31, 2021
Oil Tankers	8	+1	-4	5	+1		6
Chemical tankers	2			2			2
Dry bulk carriers	22			22		-7	15
Container vessels	48			48	+5	-18	35
Car carriers	2			2			2
Jack-up drilling rigs	1			1			1
Ultra-deepwater drill units	2			2		-1	1
Offshore support vessels	5		-5	—			—
Product tankers	2			2	+2		4

Total Active Fleet	92	+1	-9	84	+8	-26	66

Between January 1, 2022 and March 24, 2022 an additional two oil tankers and two product tankers were delivered to the Company.

Selected Financial Data

Our selected income statement and cash flow statement data with respect to the fiscal years ended December 31, 2021, 2020 and 2019 and our selected balance sheet data with respect to the fiscal years ended December 31, 2021 and 2020 have been derived from our consolidated financial statements included in Item 18 of this annual report, prepared in accordance with accounting principles generally accepted in the United States, which we refer to as US GAAP.

The selected income statement and cash flow statement data for the fiscal years ended December 31, 2018 and 2017 and the selected balance sheet data for the fiscal years ended December 31, 2019, 2018 and 2017 have been derived from our consolidated financial statements not included herein. The following table should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and our consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31,
	2021	2020	2019	2018	2017
	(in thousands of dollars except common share and per share data)
Income Statement Data:
Total operating revenues	513,396	471,047	458,849	418,712	380,878
Net operating income/(loss)	242,838	(138,174)	137,777	117,615	154,626
Net income/(loss)	164,343	(224,425)	89,177	73,622	101,209
Earnings (loss) per share, basic	$1.35	$(2.06)	$0.83	$0.70	$1.06
Earnings (loss) per share, diluted	$1.30	$(2.06)	$0.83	$0.69	$1.03
Dividends declared	77,552	109,394	150,659	149,261	152,907
Dividends declared per share	$0.63	$1.00	$1.40	$1.40	$1.60

	Year Ended December 31,
	2021	2020	2019	2018	2017
	(in thousands of dollars except common share and per share data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	145,622	215,445	199,521	211,394	153,052
Vessels and equipment, net (including newbuildings)	2,287,676	1,240,698	1,404,705	1,559,712	1,762,596
Vessels and equipment under finance lease, net	656,072	697,380	714,476	749,889	—
Investment in direct financing, sales-type and leaseback assets including current portion	204,766	677,543	994,387	802,159	618,071
Investment in associated companies (including loans and receivables)	61,640	151,207	368,222	366,907	328,505
Total assets	3,459,297	3,093,211	3,885,370	3,877,845	3,012,082
Short and long term debt (including current portion)	1,889,214	1,649,069	1,608,088	1,437,080	1,504,007
Finance lease liability (including current portion)	524,200	573,087	1,106,427	1,172,051	239,607
Share capital	1,386	1,278	1,194	1,194	1,109
Stockholders' equity	982,327	795,651	1,106,369	1,180,032	1,194,997
Common shares outstanding (1)	138,551,387	127,810,064	119,391,310	119,373,064	110,930,873
Weighted average common shares outstanding (1)	122,140,675	108,971,605	107,613,610	105,897,798	95,596,644

Cash Flow Data:
Cash provided by operating activities	293,595	276,475	249,707	200,975	177,796
Cash provided by (used in) investing activities	(389,050)	176,339	(169,881)	(866,564)	48,362
Cash provided by (used in) financing activities	25,017	(431,432)	(89,204)	724,931	(135,488)

Note 1: The number of common shares outstanding as of December 31, 2021 and 2020 includes 8,000,000 shares initially issued and loaned as part of a share lending arrangement relating to the issue in October 2016 of our 5.75% senior unsecured convertible bonds. After the maturity of these bonds in 2021, the Company entered into a general share lending agreement with another counterparty and the 8,000,000 shares were transferred into its custody. The number of common shares outstanding as of December 31, 2021 and 2020 also includes 3,765,842 shares issued from up to 7,000,000 shares issuable under a share lending arrangement relating to the Company's issuance of its 4.875% senior unsecured convertible bonds in April and May 2018. These 3,765,842 shares, which were issued and loaned, are owned by the Company and are to be returned on or before maturity of the bonds in 2023 pursuant to the terms of the applicable share lending arrangement. Accordingly, the total 11,765,842 of loaned shares are not included in the weighted average number of common shares outstanding as of December 31, 2021 and 2020.

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
•vessel impairments;
•administrative expenses;
•interest expenses;
•mark-to-market movements on investment in equity securities; and
•mark-to-market movements on derivative financial instruments.

Revenues

As discussed above, Frontline Shipping was our principal customer when we were spun-off from Frontline in 2004. Since then, we have increased our customer base from one to more than 10 customers including related parties Frontline Shipping and Golden Ocean.

In the year ended December 31, 2021:

•Two VLCC crude tankers leased to Frontline Shipping accounted for approximately 2% of our consolidated operating revenues (2020: 6%, 2019: 4%).

•Eight Capesize dry bulk carriers leased to a subsidiary of Golden Ocean which accounted for approximately 12% of our consolidated operating revenues (2020: 11%, 2019: 11%).

•28 container vessels on long-term bareboat charters to MSC accounted for approximately 2% of our consolidated operating revenues (2020: 13%, 2019: 14%). 18 of these vessels were sold and redelivered to MSC in August 2021 and September 2021 following exercise of the applicable purchase options.

•15 container vessels on long-term time charters to Maersk accounted for approximately 32% of our consolidated operating revenues (2020: 29%, 2019: 30%).

•Six container vessels on time charter to Evergreen accounted for approximately 15% of our consolidated operating revenues in the year ended December 31, 2021 (2020: 15%, 2019: 14%).

Our income earned from Seadrill was earned from drilling units leased to Seadrill through two wholly owned subsidiaries which were previously accounted for using the equity method. One of the subsidiaries was consolidated from October 2020 and the second subsidiary from August 2021. (See details in risk factors and history and developments above). In the year ended December 31, 2021, income from the one remaining associated company chartered to Seadrill and consolidated from August 2021, accounted for approximately 2% of our net income (2020: 7% of net loss from three associated companies, 2019: 35% of net income from three associated companies). Also, in the year ended December 31, 2021, revenue from subsidiaries that were consolidated and leased rigs to Seadrill, accounted for approximately 6% of our consolidated operating revenues (2020: 1% in relation to one drilling unit, 2019: 0% none).

Our revenues arise primarily from our long-term, fixed-rate charters and as shown in Results of Operations below the majority of our income is derived from time charter income, however we also have finance lease interest and service income, and bareboat charter income from operating leases.

Our future earnings are dependent upon the continuation of existing lease arrangements and our continued investment in new lease arrangements. Future earnings may be significantly affected by the sale of vessels or a default by counterparties under our chartering agreements. Investments and sales which have affected our earnings since January 1, 2021, are listed in Item 4 above under acquisitions and disposals. Some of our lease arrangements contain purchase options which, if exercised by our charterers, will affect our future leasing revenues.

In 2013, we began to derive income from voyage charters. Currently, we have two Suezmax tankers, two chemical tankers and five dry bulk carriers trading in the spot or short-term time charter market, where the effects of seasonality may affect the earnings of these vessels.

We have revenue under profit sharing agreements with some of our charterers, in particular with Frontline Shipping and Golden Ocean. Revenues received under profit sharing agreements depend upon the returns generated by the charterers from the deployment of our vessels. These returns are subject to market conditions which have historically been subject to significant volatility. Historically, our main profit share income has arisen from our tankers chartered to Frontline Shipping. The profit sharing percentage with Frontline Shipping is 50% of earnings above time charter rates, payable on a quarterly basis. In addition to the tankers chartered to Frontline Shipping, our eight Capesize dry bulk carriers on long-term charter to the Golden Ocean Charterer include profit sharing arrangements whereby we earn a 33% of profits earned by the vessels above threshold levels.

In May 2019 and March 2020, we agreed to extend the charters with Maersk on the four 8,700 TEU container vessels (San Felipe, San Felix, San Francisca and San Fernando) and three 9,300 to 9,500 TEU Container vessels (Maersk Sarat, Maersk Skarstind and Maersk Shivling). The initial periods of the charters were extended for all vessels at a revised charter hire rate and for extended periods ranging between approximately three to four years, with additional optional periods at the charterer's option. As part of the charter agreement, we agreed to finance the scrubbers to be installed on these vessels and receive a share of the cost savings achieved by the charterer on fuel price from using the scrubbers.

Vessel Management and Operating Expenses

Our vessel-owning subsidiaries with vessels on charter to Frontline Shipping have entered into fixed rate management agreements with Frontline Management, under which Frontline Management is responsible for all technical management of the vessels. These subsidiaries each pay Frontline Management a fixed fee of $9,000 per day per vessel for these services. An exception to this arrangement is for any vessel chartered to Frontline Shipping which is sub-chartered by them on a bareboat basis, for which no management fee is payable for the duration of bareboat sub-charter. Similarly, the vessels on time charter to the Golden Ocean Charterer pay a fixed fee of $7,000 per day per vessel to Golden Ocean Management, a wholly-owned subsidiary of Golden Ocean, for all technical management of the vessels.

In addition to the two vessels on charter to Frontline Shipping and the eight vessels on charter to Golden Ocean Charterer, we also have 21 container vessels, two car carriers, two dry bulk carriers, three Suezmax tankers and six product tankers employed on time charters, and two Suezmax tankers, two chemical tankers and five dry bulk carriers employed in the spot or short term time charter market. We have outsourced the technical management for these vessels and we pay operating expenses for the vessels as they are incurred. Operating expenses include mainly crew costs, repairs and maintenance, spares and supplies, insurance, management fees and drydocking.

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

Mark-to-Market Movements on investment in equity securities

We hold investments in shares consisting of approximately 1.4 million shares in Frontline listed on the New York Stock Exchange (“NYSE”), and 1.3 million shares in NorAm Drilling Company AS (“NorAm Drilling”) traded in the Norwegian Over the Counter market (“OTC”). Upon the adoption of ASU 2016-01 from January 2018, we recognize any changes in the fair value of these equity investments in the statement of operations.

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

Equity in earnings of associated companies

In the year ended December 31, 2021 we had certain investments accounted for using the equity method. The total income from associated companies accounted for 6.8% of our net income in the year ended December 31, 2021 (2020: 7.2% of net loss, 2019: 35.0% of net income).

Our income earned from Seadrill is through two (2020: three) wholly owned subsidiaries which were initially accounted for using the equity method, that lease drilling units to subsidiaries of Seadrill. Following approval of the amendments to the charter and debt agreements, SFL Hercules was no longer deemed to be a variable interest entity and became consolidated by the Company in August 2021. SFL Linus and SFL Deepwater are also consolidated by the Company from October 2020. This was partially offset by the addition of River Box Holding Inc. (“River Box”), previously a wholly owned subsidiary of the Company. On December 31, 2020, we sold 50.1% of the shares of River Box to a subsidiary of Hemen. We accounted for the remaining 49.9% ownership in River Box using the equity method in the year ended December 31, 2021.

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

Frontline Shipping pays us a profit sharing rate of 50% of their earnings above average threshold charter rates on a time charter equivalent basis from their use of our fleet each quarter. For each profit sharing period, the threshold is calculated as the number of days in the period multiplied by the daily threshold TCE rates for the applicable vessels. The 50% profit sharing agreement with Frontline Shipping is payable on a quarterly basis.

In 2015, we acquired eight Capesize dry bulk carriers from subsidiaries of Golden Ocean and immediately upon delivery each vessel commenced a 10-year time charter to the Golden Ocean Charterer. The terms of the charters provide that we will receive a profit sharing rate of 33% of their earnings above average threshold charter rates, calculated quarterly on a time charter equivalent basis.

During 2019 and 2020, the charter agreements relating to seven containerships chartered to Maersk on a time charter basis were amended after we agreed to install scrubbers on the vessels. The installation of scrubbers was completed in 2020 and 2021. As part of the charter agreements, we receive a share of the fuel savings, dependent on the price difference between IMO compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers. Amounts receivable under these arrangements are accrued on the basis of amounts earned at the reporting date.

Investment in Debt and Equity Securities
Investments in debt and equity securities include share investments and interest-earning listed and unlisted corporate bonds. Any premium paid on their acquisition is amortized over the life of the bond. Investments in debt securities are recorded at fair value, with unrealized gains and losses recorded as a separate component of other comprehensive income. Investments in equity securities are recorded at fair value, with unrealized gains and losses recorded in the consolidated statement of operations. If circumstances arise which lead us to believe that the issuer of a corporate bond may be unable to meet its payment obligations in full, or that the fair value at acquisition of the share investment or corporate bond may otherwise not be fully recoverable, then to the extent that a loss is expected to arise that unrealized loss is recorded as an impairment in the statement of operations, with an adjustment if necessary to any unrealized gains or losses previously recorded in other comprehensive income. In determining whether we have an other-than-temporary impairment in our investment in bonds, in addition to our intention and ability to hold the investments until the market recovers, we consider the period of decline, the amount and the severity of the decline and the ability of the investment to recover in the near to medium term. We also evaluate if the underlying security provided by the bonds is sufficient to ensure that the decline in fair value of these bonds did not result in an other-than-temporary impairment.

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

Where an asset is subject to an operating lease that includes fixed price purchase options, the projected net book value of the asset is compared to the option price at the various option dates. If any option price is less than the projected net book value at an option date, the initial depreciation schedule is amended so that the carrying value of the asset is written down on a straight line basis to the option price at the option date. If the option is not exercised, this process is repeated so as to amortize the remaining carrying value, on a straight line basis, to the estimated recycling value or the option price at the next option date, as appropriate.

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

Investment in Sales-Type and Direct Financing Leases
Leases (charters) of our vessels where we are the lessor are classified as either direct financing, sales-type leases, operating leases, or leaseback assets based on an assessment of the terms of the lease. For charters classified as direct financing leases, the minimum lease payments (reduced in the case of time chartered vessels by projected vessel operating costs) plus the estimated residual value of the vessel are recorded as the gross investment in the direct financing lease.

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

The difference between the fair value of the leased asset and the costs results in a selling profit or loss. A selling profit is recognized at lease commencement for sales-type leases and over the lease term for direct financing leases. Selling loss is recognized at lease commencement for both sales-type and direct financing leases. The fair value is considered to be the cost of acquiring the vessel unless a significant period has elapsed between the acquisition of the vessel and the commencement of the lease.

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

Leaseback assets
Any vessels purchased and leased back to the same party are evaluated under sale and leaseback accounting to determine whether it is appropriate to account for the transaction as a sale and purchase of an asset, respectively. If control is deemed not to have passed to us as purchaser, due for example to the lessee having purchase options, the transaction is accounted for under ASC 310 where the purchase price paid is accounted for as loan receivable and described as a leaseback asset. Interest income is recognized on the aggregate loan receivable based on the imputed interest rate and the part of the rental income received is allocated as a reduction of the vessel loan balance.

Fixed Price Purchase Options
Where an asset is subject to an operating lease that includes fixed price purchase options, the projected net book value of the asset is compared to the option price at the various option dates. If any option price is less than the projected net book value at an option date, the initial depreciation schedule is amended so that the carrying value of the asset is written down on a straight line basis to the option price at the option date. If the option is not exercised, this process is repeated so as to amortize the remaining carrying value, on a straight line basis, to the estimated recycling value or the option price at the next option date, as appropriate.

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

In 2019, reviews of the carrying value of long-lived assets indicated that five offshore support vessels and the two feeder size container vessels were impaired, and charges were taken against these assets. In 2020, reviews of the carrying value of long-lived assets indicated that seven Handysize bulk carriers and one drilling unit were impaired, and charges were taken against these assets. In 2021, reviews of the carrying value of long-lived assets indicated that one drilling unit was impaired, and charges were taken against the asset.

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

As of December 31, 2021, we owned 55 vessels and rigs. The aggregate carrying value of these 55 assets as of December 31, 2021, was $2.4 billion, as summarized in the table below. The table is presented in the context of the markets in which the vessels operate, with crude oil tankers, oil product tankers and chemical tankers grouped together under "Tanker vessels", container vessels and car carriers grouped together under "Liners" and jack-up drilling rigs and ultra-deepwater drilling units grouped together under "Offshore units".

		Aggregate carrying value at
	Number of	December 31, 2021
	owned vessels	($ millions)
Tanker vessels (1)	12	462
Dry bulk carriers (2)	15	329
Liners (3)	26	1,045
Offshore units (4)	2	599
	55	2,435

(1)Includes eight vessels with an aggregate carrying value of $270 million, which we believe exceeds their aggregate charter-free market value by approximately $42 million and four vessels with a carrying value of $192 million which we believe is approximately $34 million less than their charter-free market value.
(2)Includes five vessels with an aggregate carrying value of $103 million, which we believe exceeds their aggregate charter-free market value by approximately $18 million and 10 vessels with a carrying value of $226 million which we believe is approximately $54 million less than their charter-free market value.

(3)Includes no vessels with an aggregate carrying value which we believe exceeds their aggregate charter-free market value and 26 vessels with an aggregate carrying value of $1,045 million, which we believe is approximately $1,180 million less than their charter-free market value.
(4)Includes one jack-up drilling rig with an aggregate carrying value of $343 million which we believe exceeds its aggregate charter-free market value by approximately $37 million and one ultra-deepwater drilling unit with an aggregate carrying value of $256 million, which we believe is approximately $96 million less than its charter-free market value.

The above aggregate carrying value of $2.4 billion as of December 31, 2021 is made up of (a) $205 million investments in direct finance leases (excluding the chartered-in container vessels MSC Anna, MSC Viviana, MSC Erica and MSC Reef), and (b) $2,231 million vessels and equipment (excluding seven container vessels included in vessels under finance lease).

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

Recent accounting pronouncements

In October 2021, the FASB issued ASU No. 2021-08, "'Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers" ("ASU 2021-08"). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2022, and are applied prospectively to business combinations that occur after the effective date. The Company will evaluate these amendments based on the facts and circumstances of any future business combinations.

In July 2021, the FASB issued ASU No. 2021-05, "Leases (Topic 842): Lessors—Certain Leases with Variable Lease Payments" ("ASU 2021-05"). The amendments in this ASU affect lessors with lease contracts that (1) have variable lease payments that do not depend on a reference index or a rate and (2) would have resulted in the recognition of a selling loss at lease commencement if classified as sales-type or direct financing. The Update stipulates that lessors with such leases should classify them as operating leases if both of the following criteria are met: (1) The lease would have been classified as a sales-type lease or a direct financing lease in accordance with the classification criteria in ASC paragraphs 842-10-25-2 through 25-3; and (2) The lessor would have otherwise recognized a day-one loss. This new standard amends the lease classification requirements for lessors to align them with practice under ASC Topic 840. When a lease is classified as operating, the lessor does not recognize a net investment in the lease, does not derecognize the underlying asset, and, therefore, does not recognize a selling profit or loss. ASU 2021-05 is effective for fiscal years and interim periods beginning after December 15, 2021. Entities have the option to apply the amendments either (1) retrospectively to leases that commenced or were modified on or after the adoption of Update 2016- 02 or (2) prospectively to leases that commence or are modified on or after the date that an entity first applies the amendments. The Company intends to choose the prospective option and the effect on the financial statements will be evaluated based on the facts and circumstances of future lease contracts.

In May 2021, the FASB issued ASU No. 2021-04, "Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options" ("ASU 2021-04"). This new standard provides guidance for a modification or an exchange of a freestanding equity-classified written call option that is not within the scope of another Topic. It specifically addresses: (1) How an entity should treat a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange; (2) How an entity should measure the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange; and (3) How an entity should recognize the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange. ASU 2021-04 is effective for fiscal years and interim periods beginning after December 15, 2021. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting". Accounting Standards Codification (“ASC”) 848 provided temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to reduce the financial reporting burden in light of the market transition from LIBOR and other reference interest rates to alternative reference rates. Under ASC 848, companies can elect not to apply certain modification accounting requirements to contracts affected by reference rate reform if certain criteria are met. An entity that makes this election would not be required to remeasure the contracts at the modification date or reassess a previous accounting determination. The amendments of ASC 848 apply only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. In January 2021, the FASB issued ASU 2021-01, which clarified the scope of Topic 848 in relation to derivative instruments and contract modifications. The amendments in these updates are elective and are subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in these updates are effective for all entities since March 12, 2020 through to December 31, 2022. The Company has determined that the reference rate reform will impact its floating rate debt facilities and interest rate swaps contracts. In order to preserve the presentation of derivatives consistent with past presentation, the Company expects to take advantage of the expedients and exceptions provided by the ASUs when LIBOR is discontinued and replaced with alternative reference rates.

In August 2020, the FASB issued ASU No. 2020-06, "Accounting for Convertible Instruments and Contracts in an Entity's Own Equity" ("ASU 2020-06"). ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost or will be accounted for as a single equity instrument measured at its historical cost, as long as no other features require bifurcation and recognition as derivatives. By removing those separation models, the interest rate of convertible debt instruments typically will be closer to the coupon interest rate. ASU 2020-06 also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective from January 1, 2022 and the Company plans to adopt the amendments on a modified retrospective basis. Based on a preliminary assessment the Company expects the adoption of ASU 2020-06 to involve adjustments to the opening balance of retained earnings, additional paid-in capital and unamortized debt issuance costs. The Company estimates the net impact of this adjustment to stockholders' equity to be less than $2 million, although this is subject to change based upon repurchases and issuances of convertible debt prior to implementation. Also, it is not expected that the amendments will have any material impact on the Company's calculation of basic or diluted earnings per share.

Market Overview

The Oil Tanker Market

The crude tanker freight market has experienced volatility during the last decade. During 2021, we continued to see easing rates with the tankers earning environment among the weakest observed over the last 30 years. The average spot charter rates for VLCCs were approximately $3,200 per vessel per day (or $8,300 per day for scrubber fitted vessels) in 2021, a significant reduction from $53,100 per day in 2020. In 2019 the average spot charter rates for VLCCs were approximately $41,400 per day. The tanker market remained at low levels throughout 2021 with extended crude oil supply cuts. Suezmax tanker spot rates also experienced weaker earnings than the previous year, with average spot rates at approximately $7,300 (or $10,600 per day for scrubber fitted vessels) compared to $30,200 per day for 2020.

Overall, tonnage demand for crude tankers decreased by 2.7% in 2021, compared to a decrease of 7.5% in 2020. However, on the supply side, crude oil tanker capacity increased by 3.3% in 2021, compared to a 1.1% growth in 2020.

At the end of 2021 the total orderbook for new VLCCs and Suezmax tankers consisted, respectively, of 68 vessels and 50 vessels, representing approximately 8% of the respective fleets.

The oil tanker market remains highly uncertain with continued negative effects from the COVID-19 outbreak resulting in lower global oil demand and enforced oil production cuts anticipated to continue to impact the tanker market during 2022.

The Dry Bulk Shipping Market

The dry bulk shipping market has experienced volatile market conditions and an increase in disruption with continued COVID-19 effects amplified by rebounding demand resulting in dry bulk sector earnings averaging the highest levels since 2008. During 2021 fleet capacity increased by approximately 3.6%, while tonnage demand increased by an estimated 4.2%. At the start of 2022, industry sources estimated that seaborne dry bulk trade was projected to grow by 2.2% in tonne-miles in 2022. This is more than the projected fleet capacity growth of 2.0%. A number of risk factors may impact the outlook including seasonal trends, disruptions to iron ore output and easing of congestion following the continued COVID-19 outbreak which is also anticipated to impact the dry bulk shipping market during 2022.

The average earnings during 2021 for a Capesize, a Supramax and a Handysize dry bulk carrier were $28,000 per day ($31,100 per day for a scrubber fitted Capesize), $27,400 per day and $25,700 per day respectively, representing an increase from 2020 of 163%, 210% and 207%, respectively.

During the year, contracting for newbuilding dry bulk carriers increased to an estimated 38.6 million dwt up from 23.8 million dwt in 2020, while deliveries of new vessels amounted to approximately 37.9 million dwt and recycling removed approximately 5.1 million dwt. As a result, fleet capacity increased by 32.6 million dwt, equivalent to approximately 3.6% of the total fleet size year on year. During December 2021, the total orderbook for new dry bulk carriers was 66.0 million dwt, equivalent to 7% of the existing fleet.

The Freight Liner Market (Containerships and Car Carriers)

The container charter market experienced extraordinary market conditions throughout 2021 with a major rebound in global container volumes and upside from continued severe logistical disruptions and port congestions which reduced available capacity. Although market uncertainties continue, near term outlook remains positive with a strong start to 2022.

Global container trade (TEU-miles) is estimated to have increased by 6.5% in 2021 across the full year, as demand side trends remain firm with global trade volumes above levels seen pre COVID-19 outbreak.

Containership fleet capacity expanded by a total of 4.5% in 2021 compared to 2.9% in 2020. 2021 saw a moderate pace of deliveries, with deliveries during the full year of 2021, totaling 162 vessels of 1.1 million TEU comparing to 137 vessels of 0.85 million TEU in 2020. Contracting increased following extraordinary market conditions with 548 vessels of 4.2 million TEU contracted in total during 2021. During the start of 2022, the orderbook stood at 722 vessels of 5.7 million TEU. Following significant number or newbuilding orders placed during 2021, there is still uncertainty around the selection of fuel technology.

The ongoing changes in environmental and regulatory requirements continue to play an important role in the sector. At the start of 2022, according to industry sources, two years since the introduction of the IMO 2020 global sulfur cap, the majority of the container fleet has switched to low sulfur fuels. Currently 32% of the fleet capacity is now scrubber fitted.

Seaborne car trade market was one of the markets most significantly impacted by the COVID-19 pandemic. Initial disruption to volumes was significant with a 55% drop in volumes year on year during the second quarter of 2020. During 2021 seaborne car trade volumes have been well above the weakest level seen during 2020, with the car carrier market experiencing a swift rebound. While seaborne car exports are on track to improve from 2020, challenges still remain with global semiconductor shortages impacting car output.

Seaborne car trade on an annualized basis was calculated to have increased by approximately 11% in 2021 to 18.6 million cars, excluding intra-EU. The increase in seaborne car trade volumes follows a decline of 21% in 2020. During the fourth quarter of 2021, the total fleet stood at 764 vessels which totaled 4.0 million CEU of capacity, up 1.1% from the start of 2021.

The Offshore Drilling Market

The oil price (Brent crude spot) has experienced significant volatility during the last decade. The oil price fluctuated from yearly average levels above $100 dollars to reach a level below $20 dollars in 2020. The high oil price was attractive to oil and gas companies and prompted them to substantially increase their investment in offshore exploration and development activity, resulting in full utilization and record high day rates for mobile offshore drilling units up until 2014.

The market for floating drilling rigs has changed drastically, with over 100 floating rigs being retired over the past years. The global offshore drilling market showed signs of recovery during 2021 and with oil prices increasing in the second half making an increasing number of offshore projects economically viable.

At the end of September 2021, 482 offshore rigs were employed under contract compared with 476 rigs employed under contract as per the end of 2020.

The above overviews of the various sectors in which we operate are based on current market conditions. However, market developments cannot always be predicted and may differ from our current expectations. The overviews provided are based on information, data and estimates derived from industry sources available as of the date of this annual report, and there can be no assurances that such trends will continue or that any anticipated developments referenced in such section will materialize. This information, data and estimates involve a number of assumptions and limitations, are subject to risks and uncertainties, and are subject to change based on various factors. You are cautioned not to give undue weight to such information, data and estimates. We have not independently verified any third-party information, verified that more recent information is not available and undertake no obligation to update this information unless legally obligated.

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

Results of Operations

Year ended December 31, 2021, compared with year ended December 31, 2020

Net profit for the year ended December 31, 2021, was $164.3 million compared to a net loss of $224.4 million from the year ended December 31, 2020.

(in thousands of $)	2021	2020
Total operating revenues	513,396	471,047
Gain on sale of assets	39,405	2,250
Total operating expenses	309,963	611,471
Net operating income/(loss)	242,838	(138,174)
Interest income	7,450	13,400
Interest expense	(97,090)	(135,442)
(Loss)/gain on purchase of bonds and debt extinguishment	(727)	67,533
Gain on sale of subsidiaries, non-operating	—	1,894
Other non-operating items (net)	7,678	(37,922)
Equity in earnings of associated companies	4,194	4,286
Net income/(loss)	164,343	(224,425)

Net operating income for the year ended December 31, 2021, was $242.8 million, compared with net operating loss of $138.2 million for the year ended December 31, 2020. The increase was principally due to higher operating expenses in 2020 resulting from impairment losses recognized on the carrying value of our long-lived assets due to changes in expected future cash flows following uncertainty over future demand combined with negative implications for global trade of dry bulk commodities as a result of the COVID-19 outbreak and a net gain in 2021 of $39.4 million mainly from the sale of seven handysize bulk carriers. The overall net income for 2021 compared with a loss of 2020 was a positive movement of $388.8 million mainly due to the impairments in net operating expenses in 2020, the gain on the sale of assets which was described above, and net gains of $7.7 million recorded in other non-operating items in 2021. Other non-operating items, net for 2021 mainly relate to a net gain of $11.6 million from positive mark-to-market adjustments on non-designated derivatives compared with a loss of $20.4 million in 2020.

River Box was previously a wholly owned subsidiary of the Company. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party, and has accounted for the remaining 49.9% ownership in River Box using the equity method. (See Note 18: Investment in Associated Companies). The net income of the River Box group is included under “equity in earnings of associated companies” during 2021.

In August 2021, a wholly owned subsidiary owning the ultra-deepwater drilling unit West Hercules ceased to be accounted for as an associate and became consolidated. In addition, in the fourth quarter of 2020, the two wholly owned subsidiaries owning the drilling rigs West Taurus and West Linus ceased to be accounted for as associates and became consolidated. The net income of the wholly-owned subsidiaries owning these assets are included under “equity in earnings of associated companies”, for the period these are accounted for under the equity method. In the year ended December 31, 2020, two ultra-deepwater drilling units and one harsh environment jack-up drilling rig were accounted for under the equity method.

Operating revenues

(in thousands of $)	2021	2020
Sales-type leases, direct financing leases and leaseback assets interest income	19,524	71,216
Service revenues from direct financing leases	6,570	6,903
Profit sharing revenues	20,704	22,569
Time charter revenues	369,745	320,589
Bareboat charter revenues	30,696	7,863
Voyage charter revenues	61,804	37,287
Other operating income	4,353	4,620
Total operating revenues	513,396	471,047

Total operating revenues increased by 9.0% in the year ended December 31, 2021, compared with the year ended December 31, 2020.

Sales-type leases, direct financing leases and leaseback assets interest income
Sales-type leases and direct financing leases interest income arises on our two crude oil tankers on charter to Frontline Shipping, 25 container vessels on charter to MSC, from which 15 vessels were delivered back to MSC between August 2021 and September 2021 following a purchase option exercised by MSC and one drilling rig on charter to Seadrill until its reclassification as operating lease on March 9, 2021. In addition, the Company has leaseback interest income from one VLCC and three feeder container vessels chartered to MSC, until their delivery back to MSC in August 2021 following a purchase option exercised.

In general, sales-type leases, direct financing leases and leaseback assets interest income reduces over the terms of our leases. A greater proportion of rental payment is treated as repayment of investment in the lease or loan and progressively, as the capital is repaid, interest payments by the applicable lessee decreases.

The $51.7 million decrease in sales-type, direct financing leases and leaseback assets interest income from 2020 to 2021 is mainly a result of the sale and delivery of 18 feeder container vessels to MSC in August 2021 and September 2021, following the exercise of the applicable purchase options in their lease contracts, the sale of four container vessels as part of the sale of 50.1% of River Box in December 2020, the sale of one VLCC in February 2020, which was on charter to Frontline Shipping and the sale of three VLCCs in August 2020 and November 2020 on charter to Hunter Group. This significantly reduced interest income was partially offset by the addition of one VLCC in the second quarter of 2020.

Service revenues from direct financing leases
The vessels chartered on direct financing leases to Frontline Shipping are leased on time charter terms, whereby we are responsible for the management and operation of such vessels. This has been managed by entering into fixed price agreements with Frontline Management (Bermuda) Ltd. (“Frontline Management”), a subsidiary of Frontline, whereby we pay them management fees of $9,000 per day for each vessel chartered to Frontline Shipping. Accordingly, $9,000 per day is allocated from each time charter payment received from Frontline Shipping to cover lease executory costs, and this is classified as "direct financing lease service revenue". The $0.3 million reduction in finance lease service revenue is due to the sale of one VLCC in February 2020 which was previously on charter to Frontline Shipping.

Profit share revenues
We have a profit sharing arrangement with Frontline Shipping whereby we are entitled to 50% profit share above the base charter rates, calculated and paid on a quarterly basis. We earned and recognized profit sharing revenue under this arrangement of $0.3 million in the year ended December 31, 2021 compared with $18.6 million in 2020. The decrease is attributable to a less favorable tanker market in 2021. The profit share was earned on two vessels in 2021 compared to three vessels in 2020.

We also have a profit sharing arrangement related to the eight dry bulk vessels on charter to a subsidiary of Golden Ocean, whereby we earn a 33% share of profit above the base charter rates, calculated and paid on a quarterly basis. In the year ended December 31, 2021, we recorded a profit share revenue of $9.8 million under this arrangement compared with $0.0 million profit share in 2020. The increase is attributable to more favorable rates in 2021 for the dry bulk vessels.

We recorded $10.6 million from a fuel saving arrangement relating to seven container vessels on charter to Maersk, following the installation of scrubbers (2020: $3.9 million relating to five container vessels). The Company is entitled to a share of the fuel savings dependent on the price difference between IMO compliant fuel and IMO non-compliant fuel.

Time charter revenues
During 2021, time charter revenues were earned by 21 container vessels, two car carriers, 22 dry bulk carriers, seven of which were sold in the fourth quarter of 2021, one Suezmax tanker and four product tankers. The $49.2 million increase in time charter revenues in 2021 compared with 2020, was mainly the result of the acquisition of five container vessels in the third quarter of 2021, two product tankers and one Suezmax tanker in the fourth quarter of 2021 and due to more drydocking and off hire days in 2020 for scrubber installations.

Bareboat charter revenues
Bareboat charter revenues are earned by our vessels and rigs which are leased under operating leases on a bareboat basis. In 2021, this consisted of two chemical tankers and two drilling rigs on charter to Seadrill. The $22.8 million increase in bareboat revenue in 2021 compared with 2020, was a result of the reclassification of the West Linus lease from a direct financing lease to an operating lease in March 2021. In addition, in August 2021, the wholly owned subsidiary owning the ultra-deepwater drilling unit West Hercules ceased to be accounted for as an associate and became consolidated. In June 2021 and November 2021, our chemical tankers completed their respective bareboat charters and were subsequently chartered in the spot market.

Voyage charter revenues
The $24.5 million increase in voyage charter revenues from 2020 to 2021 was mainly attributable to the voyage charter revenue of the Handysize dry bulk carriers which are sometimes chartered on a voyage-by-voyage basis. Seven of these vessels had voyage revenue in 2021, compared to three vessels in 2020. The above vessels also had more favorable rates in 2021 compared to 2020 due to favorable market conditions. In addition, both our chemical tankers completed their bareboat charters in June and November 2021 respectively and were subsequently chartered in the spot market. The above is slightly offset by the relative lower earnings of the two Suezmax tankers, Everbright and Glorycrown, trading in a pool together with two similar tankers owned by Frontline. The decrease is attributable to a less favorable tanker market in 2021 compared with 2020.

Cash flows arising from sales-type leases, direct financing leases and leaseback assets
The following table analyzes our cash flows from the sales-type leases, direct financing leases and leaseback assets with Frontline Shipping, Seadrill, MSC, Landbridge and Hunter Group during 2021 and 2020, and shows how they are accounted for:

(in thousands of $)	2021	2020
Charter hire payments accounted for as:
Sales-type lease, direct financing lease and leaseback assets interest income	19,524	71,216
Service revenue from direct financing leases	6,570	6,903
Repayments from sales-type leases, direct financing leases and leaseback assets	36,276	60,590
Total direct financing and sales-type lease payments received	62,370	138,709

Gain/(loss) on sale of assets
In 2021, the net gain of $39.4 million arose on the disposal of 18 feeder container vessels, previously on long term charter to MSC, seven Handysize bulk carriers, previously operating in the spot market and one drilling unit (West Taurus), which was sold for recycling. (See Note 8: Gain on Sale of Assets).

In 2020, a net gain of $2.3 million was recorded, arising from the disposal of one VLCC (Front Hakata) and five offshore support vessels (Sea Cheetah, Sea Jaguar, Sea Halibut, Sea Pike and Sea Leopard) to unrelated third parties. (See Note 8: Gain on Sale of Assets). Also in 2020, we sold the three VLCCs Hunter Atla, Hunter Saga and Hunter Laga. The sale proceeds equaled their carrying value at the date of sale and therefore no gain or loss was recorded on the sale of these vessels.
Operating expenses

(in thousands of $)	2021	2020
Vessel operating expenses	156,732	155,643
Depreciation	138,330	111,279
Vessel impairment charge	1,927	333,149
Administrative expenses	12,974	11,400
	309,963	611,471

Vessel operating expenses include operating and occasional voyage expenses for the container vessels, dry bulk carriers, product and Suezmax tankers and car carriers operated on a time charter basis and managed by related and unrelated parties, and also voyage expenses from our two Suezmax tankers trading in a pool together with two tankers owned by Frontline, two chemical tankers operating in the spot market since June and November 2021 and certain Handysize dry bulk carriers operating in the spot market until their disposal in the fourth quarter of 2021. In addition, vessel operating expenses include payments to Frontline Management of $9,000 per day for each vessel chartered to Frontline Shipping and also payments to Golden Ocean Management of $7,000 per day for each vessel chartered to Golden Ocean Charterer, in accordance with the vessel management agreements.

Vessel operating expenses increased by $1.1 million in 2021, compared with 2020. The increase was driven by an increase in voyage expenses for the Handysize dry bulk carriers operating in the spot market which was partially offset by a decrease in drydocking costs as eight vessels had dry dock costs in 2021, compared to 15 in 2020.

Depreciation expenses relate to vessels owned by the Company or vessel leased-in under finance leases, that are not accounted for as investments in sales-type direct financing and leaseback assets. The increase in depreciation of $27.1 million for 2021, compared to the same period in 2020, was mainly due to the consolidation of two rigs which were previously accounted for as associates, the acquisition of five container vessels in the third quarter of 2021 and the acquisition of one Suezmax tanker and two product tankers in the fourth quarter of 2021 which started to be depreciated.

In 2021, an impairment charge of $1.9 million was recorded on one of our rigs (West Taurus), which was sold for recycling in September 2021. In 2020, impairment charges of $80.5 million were recorded against the carrying value of seven Handysize dry bulk vessels and one offshore support vessel, all of which have since been disposed of. The impairment charge on the dry bulk vessels arose in 2020, as a result of revised future cashflow estimates following uncertainty over future demand combined with negative implications for global trade of dry bulk commodities as a result of the COVID-19 outbreak. In addition, in 2020 an impairment charge of $252.6 million was recorded against the drilling unit West Taurus, which was accounted for within investment in associated companies until October 2020. (See Note 18: Investment in Associated Companies).

The 14% increase in administrative expenses for 2021, compared with 2020, is mainly due to increased salary costs due to increased headcount. Increases in professional fees and office costs also contributed to the higher administrative expenses.

Interest income
Total interest income decreased from $13.4 million in 2020 to $7.5 million in 2021, mainly due to reduced interest income on the loans to associates and lower interest received on bank and short term deposits. In the fourth quarter of 2020, the two wholly owned subsidiaries SFL Deepwater and SFL Linus ceased to be accounted for as associated companies and became consolidated. In addition, in August 2021, a wholly owned subsidiary owning the ultra-deepwater drilling unit West Hercules ceased to be accounted for as an associate and became consolidated and as a result interest income for this rig is only recognized up to the consolidation date. This has been partially offset by interest income received from the loan to River Box. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party and has accounted for the remaining 49.9% ownership in River Box using the equity method. (Refer to Note 18: Investment in Associated Companies).

Interest expense

(in thousands of $)	2021	2020
Interest on US$ floating rate loans	25,218	28,560
Interest on NOK 500 million floating rate bonds due 2020	—	1,007
Interest on NOK 700 million floating rate bonds due 2023	4,235	4,409
Interest on NOK 700 million floating rate bonds due 2024	4,130	4,200
Interest on NOK 600 million floating rate bonds due 2025	3,114	2,910
Interest on 5.75% convertible bonds due 2021	8,004	12,203
Interest on 4.875% convertible bonds due 2023	6,728	6,979
Interest on 7.25% senior unsecured sustainability-linked bonds due 2026	6,888	—
Interest on lease debt financing	1,147	—
Swap interest	5,239	5,897
Interest on finance lease obligation	25,848	59,551
Other interest	267	686
Amortization of deferred charges	6,272	9,040
	97,090	135,442

As of December 31, 2021, the Company, including its consolidated subsidiaries, had total debt principal outstanding of $1.9 billion (2020: $1.7 billion) comprising of:

(in thousands of $)	2021	2020
5.75% senior unsecured convertible bonds due 2021	—	212,230
4.875% senior unsecured convertible bonds due 2023	137,900	139,900
NOK 700 million senior unsecured floating rate bonds due 2023	79,507	81,572
NOK 700 million senior unsecured floating rate bonds due 2024	78,939	80,989
NOK 600 million senior unsecured floating rate bonds due 2025	61,334	62,927
7.25% senior unsecured sustainability-linked bonds due 2026	150,000	—
Lease debt financing	126,955	—
Borrowings secured on Frontline shares	15,639	15,639
U.S. dollar denominated floating rate debt due through 2029	1,253,481	1,070,137
	1,903,755	1,663,394

Interest expense for 2021 was $97.1 million compared with $135.4 million for 2020. The decrease in interest expense associated with our floating rate debt for 2021, compared to 2020, is mainly due to loans on vessels that were refinanced at lower margins and the decreased LIBOR rate in the period. The average three-month LIBOR was 0.16% in 2021 compared to an average of 0.85% in 2020. Changes in interest related to the bonds are due to changes in exchange rate, new bond issuances and repayments and redemptions. These include repurchases of the 5.75% convertible notes due 2021 and 4.875% convertible bonds due 2023. Also in 2021, the 5.75% convertible notes due was repaid in full. The reduction in the interest expenses from bonds was partially offset by interest expenses from the newly issued 7.25% senior unsecured sustainability-linked bonds due 2026 which the Company successfully placed in May 2021 and the interest expense from the Lease debt financing of $130.0 million obtained by the Company in September 2021, in relation to the purchase of two container vessels. In 2020, the NOK500 million floating rate bond due 2020 was fully repaid.

As of December 31, 2021, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fixed our interest rates on $0.7 billion of floating rate debt at a weighted average rate excluding margin of 1.93% per annum (2020: $0.9 billion of floating rate debt fixed at a weighted average rate excluding margin of 1.94% per annum). The slight decrease in swap interest expense is due to changes in swaps and also due to fluctuations in average LIBOR and Norwegian Interbank Offered Rate, or NIBOR rates.

Other interest expense in 2021 of $0.3 million (2020: $0.7 million) arose from the sale and subsequent forward contract to repurchase shares which is accounted for as a secured borrowing. (See Note 21: Short-Term and Long-Term Debt).

The above finance lease interest expense represents the interest portion of our finance lease obligations on seven vessels under a sale and leaseback transaction with an Asia based financial institution. In 2020, the finance lease interest expense included the interest on finance lease obligations of these seven vessels, as well as interest on finance lease obligations of four vessels on long-term time charter to MSC. On December 31, 2020, the Company sold 50.1% of the shares of River Box, the holder of finance lease obligations related to four of these vessels, and therefore these obligations are no longer consolidated by the Company. The Company has accounted for the remaining 49.9% ownership in River Box using the equity method. (Refer to Note 18: Investment in Associated Companies). As a result, the interest expense on our finance lease obligations is decreased in 2021, compared with 2020.

Gain on purchase of bonds and debt extinguishment
During the year ended December 31, 2021, the Company repurchased various amounts of its own bonds which had a face value of $69.6 million at a premium and recorded a loss of $0.7 million. In 2020, the Company repurchased various amounts of its own bonds which had a face value of $68.2 million at a discount and recorded gains of $1.4 million. In addition, in October 2020, the Company repurchased the total debt outstanding under the SFL Deepwater facility of $176.1 million for $110.0 million and recognized a gain on debt extinguishment of $66.1 million.

Gain on sale of subsidiaries, non-operating
River Box was a previously wholly owned subsidiary of the Company. River Box holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. A gain of $1.9 million was recognized in 2020 in relation to the disposal.

Other non-operating items

(in thousands of $)	2021	2020
Dividend received from related parties	—	6,030
Gain/(loss) on investments in debt and equity securities	995	(22,453)
Gain on settlement of related party loan notes	—	4,446
Other financial items, net	6,683	(25,945)
	7,678	(37,922)

No dividend income was received during the year ended December 31, 2021. Dividends received in 2020, were $3.1 million from Frontline and $2.9 million from ADS Maritime Holding.

The gain on investments in debt and equity securities in 2021, principally relates to a mark to market gain of $1.2 million on the Frontline shares held as of December 31, 2021, a realized gain of $0.7 million recognized on the sale of approximately 4.0 million in ADS Maritime Holding and an impairment loss of $0.8 million, which was recorded against the NT Rig Holdco 7.5% bonds. The loss on investments in debt and equity securities in 2020, principally relates to a mark to market loss of $22.4 million from the equity investments held as of December 31, 2020, and an 'other-than-temporary' impairment of $4.9 million recognized on the investments in Oro Negro 7.5% bonds and NT Rig Holdco 7.5% bonds. The loss is partially offset by a realized gain of $2.3 million from the sale of approximately 2.0 million Frontline shares and a realized gain of $2.6 million from the sale of 4.4 million shares of Solstad Offshore ASA during 2020. (See Note 11: Investments in Debt and Equity Securities).

The loan notes for the Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake sold in 2018 were settled in February 2020 with the Company receiving $19.9 million as settlement and recognizing a gain of $4.4 million on the settlement of notes in 2020.

Other financial items, net have increased by $32.6 million in 2021 compared to 2020. The 2021 amount includes a gain of $11.6 million (2020: loss of $20.4 million) in the fair value of non-designated derivatives, a net cash expense on non-designated derivatives of $6.7 million (2020: $9.3 million) and a net gain of $1.1 million arising from the revaluation of foreign currency bank accounts, marketable securities, payables and receivable balances and other items (2020: $5.5 million). (See Note 10: Other Financial Items).

As reported above, certain assets were accounted for under the equity method in 2021 and 2020. Their non-operating expenses, including net interest expenses, are not included above, but are reflected in “equity in earnings of associated companies” - see below.

Equity in earnings of associated companies
In 2021 and 2020, we had certain investments accounted for using the equity method, as discussed in the Consolidated Financial Statements included herein (Note 18: Investment in Associated Companies). The total equity in earnings of associated companies in 2021, was $0.1 million lower than in 2020. In August 2021, SFL Hercules ceased to be accounted for as an associate and became consolidated by the Company, following amendments to the bareboat charter and loan facility agreements. SFL Linus and SFL Deepwater are also consolidated by the Company from October 2020. This was partially offset by the addition of River Box, previously a wholly owned subsidiary of the Company. On December 31, 2020, we sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. During the year ended December 31, 2021, we accounted for the remaining 49.9% ownership in River Box using the equity method.

Results of Operations

Year ended December 31, 2020, compared with year ended December 31, 2019

Net loss for the year ended December 31, 2020, was $224.4 million, a decrease of 351.7% from the year ended December 31, 2019.

(in thousands of $)	2020	2019
Total operating revenues	471,047	458,849
Gain on sale of assets	2,250	—
Total operating expenses	611,471	321,072
Net operating (loss)/ income	(138,174)	137,777
Interest income	13,400	20,064
Interest expense	(135,442)	(145,058)
Gain on purchase of bonds and debt extinguishment	67,533	1,802
Gain on sale of subsidiaries, non-operating	1,894	—
Other non-operating items (net)	(37,922)	57,538
Equity in earnings of associated companies	4,286	17,054
Net (loss)/income	(224,425)	89,177

Net operating loss for the year ended December 31, 2020, was $138.2 million, compared with net operating income of $137.8 million for the year ended December 31, 2019. The negative movement was principally due to higher operating expenses resulting from impairment losses recognized on the carrying value of our long-lived assets due to changes in expected future cash flows following the COVID-19 outbreak. Overall net loss for 2020 compared with 2019 by negative movement of $313.6 million was mainly due to the impairments in net operating expenses and as a result of fair value movements on derivatives and losses on debt and equity securities, partially offset by gains on debt extinguishments.

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

In general, sales-type leases, direct financing leases and leaseback assets interest income reduces over the terms of our leases. A greater proportion of rental payment is treated as repayment of investment in the lease or loan and progressively, as the capital is repaid, interest payments by the applicable lessee decreases.

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

Time charter revenues
During 2020, time charter revenues were earned by 16 container vessels, two car carriers, 22 dry bulk carriers and two oil product tankers. The $18.6 million decrease in time charter revenues in 2020 compared with 2019, was mainly due to one Suezmax tanker which was on time charter during 2019 and was operating on voyage charters in 2020, as well as reduced charter hire on two car carriers and seven container vessels which were off hire when they drydocked for scrubber installations which led to reduced charter hire in the year ended December 31, 2020. This decrease in time charter revenues was partly offset by an increase in charter hire arising from the additional leap year day in 2020 as well as two 1,700 TEU container vessels which had previously been on bareboat charters up until December 2019, commencing time charters in the year ended December 31, 2020.

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
Charter hire payments accounted for as:
Sales-type lease, direct financing lease and leaseback assets interest income	71,216	60,320
Service revenue from direct financing leases	6,903	9,855
Repayments from sales-type leases, direct financing leases and leaseback assets	60,590	44,143
Total direct financing and sales-type lease payments received	138,709	114,318

Gain on sale of assets
In 2020, the net gain of $2.3 million arose on the disposal of one crude oil tanker Front Hakata, previously on charter to Frontline Shipping, and five offshore support vessels Sea Cheetah, Sea Jaguar, Sea Halibut, Sea Pike and Sea Leopard, previously on charter to Solship (see Note 8: Gain on Sale of Assets). The three VLCCs Hunter Atla, Hunter Saga and Hunter Laga sale proceeds equaled their carrying value at date of sale and therefore no gain or loss was recorded on the sale of these vessels.

In 2019, no disposal of vessels or termination of charters took place.

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

During the year ended December 31, 2020, we have performed a review of the carrying value of our long-lived assets, and as a result of changes in expected future cash flows following the COVID-19 outbreak, impairment charges of $80.3 million were recorded against the carrying values of seven Handysize bulk carriers reported as owned vessels. In addition, an impairment charge of $252.6 million was recorded against one drilling unit, West Taurus, which was previously accounted for within investment in associated companies. (See Note 18: Investment in Associated Companies). In 2019, the impairment charge of $60.1 million related to five offshore support vessels and two feeder size container vessels.

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

As of December 31, 2020, the Company, including its consolidated subsidiaries, had total debt principal outstanding of $1.7 billion (2019: $1.6 billion), comprising $0.0 million (NOK0 million) outstanding principal amount of NOK floating rate bonds due 2020 (2019: $56.9 million, NOK500 million), $81.6 million (NOK700 million) outstanding principal amount of NOK floating rate bonds due 2023 (2019: $79.7 million, NOK700 million), $81.0 million ( NOK695 million) outstanding principal amount of NOK floating rate bonds due 2024 (2019: $79.7 million, NOK 700 million), $62.9 million (NOK540 million) outstanding principal amount of NOK floating rate bonds due 2025 (2019: $0 million, NOK0 million), $212.2 million outstanding principal amount of 5.75% convertible bonds due 2021 (2019: $212.2 million), $139.9 million outstanding principal amount of 4.875% convertible bonds due 2023 (2019: $148.3 million), and $1.1 billion under floating rate secured long term credit facilities (2019: $1.0 billion). In addition, we and our consolidated subsidiaries, had total finance lease liabilities outstanding of $573.1 million (2019: $1.1 billion).

NOK floating rate bonds due 2019 were fully repaid during 2019 and NOK floating rate bonds due 2020 were fully repaid during the year ended December 31, 2020.

The average three-month US$ LIBOR was 0.85% in 2020 and 2.33% in 2019. The decrease in interest expense associated with our floating rate debt for 2020, compared with 2019, is mainly due to loans on vessels that were refinanced at lower margins and decreased LIBOR rate in the period.

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

As of December 31, 2020, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fixed our interest rates on $0.9 billion of floating rate debt at a weighted average rate excluding margin of 1.94% per annum (2019: $1.0 billion of floating rate debt fixed at a weighted average rate excluding margin of 2.65% per annum). The increase in swap interest expense is due to changes in swaps and also due to fluctuations in average LIBOR and NIBOR rates.

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

Dividends received in 2020 were $3.1 million from Frontline and $2.9 million from ADS Maritime Holding Plc formally ADS Crude Carriers ("ADS Maritime Holding"). Dividend income in 2019 included a $2.0 million liquidation dividend from Golden Close Corporation Ltd. (“Golden Close”) on which the investment had previously been written down to zero, $0.3 million from Frontline and $0.3 million from ADS Maritime Holding.

The loss on investments and debt and equity securities in 2020 principally relates to a mark to market loss of $22.4 million from the equity investments held as of December 31, 2020 and an 'other-than-temporary' impairment of $4.9 million recognized on the investments in Oro Negro 7.5% bonds and NT Rig Holdco 7.5% bonds. The loss is partially offset by a realized gain of $4.9 million. This derives from realized gain of $2.3 million from the sale of approximately 2.0 million Frontline shares and realized gain of $2.6 million from the sale of 4.4 million shares of Solstad Offshore ASA during 2020. (See Note 11: Investments in Debt and Equity Securities). The 2019 gain arose from a realized gain of $40.8 million on the sale of approximately 7.6 million Frontline shares, the mark-to-market gain of $29.1 million on the increase in value of the equity investments held, offset by impairment loss of $2.2 million on the Oro Negro bonds which were considered 'other-than-temporarily' impaired.

The loan notes for the Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake sold in 2018 were settled in February 2020 with the Company receiving $19.9 million as settlement and recognizing a gain of $4.4 million on the settlement of notes.

Other financial items, net expense have increased by $13.2 million in 2020 compared to 2019. The 2020 costs includes a loss of $20.4 million (2019: $3.5 million) in the fair value of non-designated derivatives, a net cash expense on non-designated derivatives of $9.3 million (2019: net cash income of $1.2 million) and a credit loss provision of $1.8 million following the adoption of ASU 2016-13 during 2020 (2019: $9.2 million impairment loss on the Apexindo and Sea Bear Loan notes). The 2020 expenses were partially offset by a net gain of $5.5 million arising from the revaluation of foreign currency bank accounts, marketable securities, payables and receivable balances and other items (2019: loss $1.3 million). (See Note 10: Other Financial Items).

As reported above, certain assets were accounted for under the equity method in 2020 and 2019. Their non-operating expenses, including net interest expenses, are not included above, but are reflected in “equity in earnings of associated companies” - see below.

Equity in earnings of associated companies
During 2020 and 2019, we had certain wholly-owned subsidiaries accounted for under the equity method, as discussed in the consolidated financial statements included herein (Note 18: Investment in Associated Companies). The total equity in earnings of associated companies in 2020 was $12.8 million lower than in the comparative period in 2019 mainly due to the consolidation of SFL Linus and SFL Deepwater from October 2020.

B. LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital intensive industry. Our asset acquisitions are financed through a combination of our own equity, term loans, lease financing and revolving credit facilities from commercial banks. Providers of such borrowings generally require that the loans be secured by mortgages against the assets being acquired, and as of December 31, 2021, substantially all of our vessels and drilling units are pledged as security or are held as finance leases. However, in common with many other companies, we also have unsecured borrowings as shown below. Providers of unsecured financing do so on the basis of our assets and liabilities, cash flows, operating results and other factors, all of which affect the terms on which such unsecured financing is available. In general, unsecured financing is more expensive than borrowings secured against collateral.

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

Our long-term liquidity requirements include funding the equity portion of investments in new vessels, and repayment of long-term debt balances, including those relating to the following loan agreements of us and our consolidated subsidiaries as of December 31, 2021:

4.875% senior unsecured convertible bonds due 2023
NOK700 million senior unsecured floating rate bonds due 2023
NOK700 million senior unsecured floating rate bonds due 2024
NOK600 million senior unsecured floating rate bonds due 2025
7.25% senior unsecured sustainability-linked bonds due 2026
$45 million secured term loan and revolving credit facility due 2025
$20 million secured term loan facility due 2024
$39 million secured term loan facility due 2022
$166.4 million secured term loan facility due 2022
$76 million secured term loan facility due 2024
$17.5 million secured term loan facility due 2023
$24.9 million secured term loan facility due 2024
$50 million senior secured term loan facility due 2022
$29.5 million secured term loan facility due 2024
$33.1 million term loan facility due 2023
$40 million senior secured term loan facility due 2022
$175 million term loan facility due 2025
$50 million senior secured term loan facility due 2025
$50 million senior secured term loan facility due 2024
$51 million secured term loan facility due 2025
$51 million secured term loan facility due 2025
$134 million secured term loan facility due 2024
$65 million leased debt financing due 2027
$65 million leased debt financing due 2027
$35 million secured term loan facility due 2029
$107.3 million senior secured term loan facility due 2027
$475 million term loan and revolving credit facility due 2023
$375 million term loan and revolving credit facility due 2023
Borrowings secured on Frontline shares

The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where we guarantee all or part of the loans, (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries and (iii) a first priority mortgage over the relevant collateral assets which includes substantially all of the vessels and the drilling units that are currently owned by us as of December 31, 2021, excluding three 1,700 TEU container vessels, two chemical tankers and two product tankers.

Refer to "Contractual Commitments" section further below for details of material contractual commitments as of December 31, 2021.

As of December 31, 2021, seven (2020: seven) subsidiaries had lease liabilities totaling $524.2 million (2020: $573.1 million) related to the charter-in of seven (2020: seven) container vessels.

We expect that we will require additional borrowings or issuances of equity in the long term to meet our capital requirements.

As of December 31, 2021, we had cash and cash equivalents of $145.6 million (2020: $215.4 million) and restricted cash of $8.3 million (2020: $9.0 million). In the year ended December 31, 2021, we generated cash of $293.6 million net from operating activities, used $389.1 million net in investing activities and generated $25.0 million net from financing activities.

Cash flows provided by operating activities for 2021 increased to $293.6 million, from $276.5 million in 2020, mainly due to changes in total operating income received and the timing of charter hire and trade and other receivables.

Investing activities used cash of $389.1 million in 2021, compared to net cash generated of $176.3 million in 2020. The increase in cash used for investing activities in 2021 is mainly due to an outflow of $520.3 million to fund capital improvements and the acquisition of one 5,300 TEU container vessel (Maersk Zambezi), two 6,800 TEU container vessels (SFL Hawaii and SFL Maui), two 14,000 TEU container vessels (Thalassa Elpida and Thalassa Patris), two product tankers (SFL Tiger and SFL Puma) and one Suezmax tanker (Marlin Santorini), compared to an outflow of $55.0 million in 2020 to fund capital improvements and a further $65.0 million to fund the acquisition of one leaseback asset. In addition there was an outflow of $61.4 million for installments in newbuilding contracts in 2021 with no such installments paid in 2020. This is partially offset by an inflow of cash of $183.9 million in 2021 from the sale of 18 feeder container vessels, seven handysize dry bulk vessels and one drilling rig compared to $210.9 million in 2020 arising from the sale of four VLCCs and five offshore support vessels. In addition in 2021, $10.0 million was received from associated companies compared with $31.5 million received in 2020 due to repayment of debt. In 2020 we had received $23.7 million from proceeds in the sale of Frontline and Solstad shares and $14.7 million from proceeds in the sale of 50.1% of the shares of River Box, a previously wholly owned subsidiary, with no such proceeds received in 2021.

Net cash provided by financing activities for 2021 was $25.0 million, compared to net cash used of $431.4 million in 2020. This increase was mainly due to lower repayment of debt of $301.5 million in 2021, compared to $624.6 million in 2020. There were also more proceeds from debt issuance of $586.8 million in 2021, compared to $397.2 million in 2020. The above were partly offset by higher repurchases of own bonds amounting to $215.1 million in 2021 compared to $66.6 million in 2020. In addition no cash was used in 2021 in principal settlements of cross currency swaps compared to $11.7 million in 2020. There was also a share issuance of $89.3 million in 2021 compared to $61.5 million in 2020.

During 2021, we paid four dividends totaling $0.63 per common share (2020: four dividends totaling $1.00 per common share), or a total of $77.6 million (2020: $109.4 million). All dividends paid in 2021 and 2020 were cash payments. Please see “Item 8. Financial Information—A. Consolidated Statement and Other Financial Information—Dividend Policy”. Since 2020, SFL has implemented a dividend reinvestment plan, or DRIP, to facilitate investments by individual and institutional shareholders who wish to invest the dividend payments received in respect of our common shares owned or other cash amounts, in the Company's common shares on a regular basis, one time basis or otherwise. See Item 10.B and the share capital note for further information on the DRIP program.

Borrowings

As of December 31, 2021, we had total short-term and long-term debt outstanding of $1.9 billion (2020: $1.7 billion).

The following table presents an overall summary of our borrowings as of December 31, 2021:

December 31, 2021
(in millions of $)	Outstanding balance on loan
Unsecured borrowings:
NOK700 million senior unsecured floating rate bonds due 2023	79.5
4.875% senior unsecured convertible bonds due 2023	137.9
NOK700 million senior unsecured floating rate bonds due 2024	78.9
NOK600 million senior unsecured floating rate bonds due 2025	61.3
7.25% senior unsecured sustainability-linked bonds due 2026	150.0
Total bonds	507.6
Borrowings secured on Frontline shares	15.6
U.S. dollar denominated floating rate debt due through 2029	1,253.5
Lease debt financing	127.0
Total borrowings	1,903.7
Finance lease liabilities	524.2
Finance lease liabilities in associated companies (1)	221.3
Total borrowings and lease liabilities	2,649.2
(1)This represents 49.9% of the finance lease liabilities within River Box.

In May 2011, eight subsidiaries entered into a $171 million secured loan facility with a syndicate of banks. The facility is supported by China Export & Credit Insurance Corporation, or SINOSURE, which has provided an insurance policy in favor of the banks for part of the outstanding loan. One of the vessels was sold in May 2018 and the remaining seven vessels, which were Handysize dry bulk carriers, were sold during the year ended December 31, 2021 and the facility was fully repaid. The facility bore interest at LIBOR plus a margin and had a term of approximately 10 years from delivery of each vessel. The facility was secured against the subsidiaries' assets and a guarantee from us.

In June 2014, seven subsidiaries entered into a $45 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of seven 4,100 TEU container vessels. As of December 31, 2021, the amount outstanding under this facility was $42.5 million, and the available amount under the revolving part of the facility was $0.0 million. The facility bears interest at LIBOR plus a margin and had an original term of five years. In June 2019 and further more in June 2021, the terms of the loan were amended and restated, and the facility now matures in June 2025. The facility is secured against the subsidiaries' assets and a guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels, or six months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In September 2014, two subsidiaries entered into a $20 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two 5,800 TEU container vessels. As of December 31, 2021, the amount outstanding under this facility was $15.6 million. The facility bears interest at LIBOR plus a margin and has a term of five years. In September 2019, the terms of the loan were amended and restated, and the facility now matures in 2024. The facility is secured against the subsidiaries' assets and a guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In December 2014, two subsidiaries entered into a $39 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two Kamsarmax dry bulk carriers. As of December 31, 2021, the amount outstanding under this facility was $19.4 million. The facility bears interest at LIBOR plus a margin and has a term of approximately eight years. The facility is secured against the subsidiaries' assets and a limited guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or 12 months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In July 2015, eight subsidiaries entered into a $166.4 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of eight Capesize dry bulk carriers. As of December 31, 2021, the amount outstanding under this facility was $76.3 million. The facility bears interest at LIBOR plus a margin and has a term of approximately seven years. The facility is secured against the subsidiaries' assets and a limited guarantee from us. The facility contains minimum value covenants and also covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In November 2015, three subsidiaries entered into a $210 million secured term loan facility with a syndicate of banks, to partly fund the acquisition of three newbuilding container vessels. One of the vessels was delivered in November 2015, and the remaining two vessels were delivered in 2016. In November 2020 the portion of the facility relating to one subsidiary matured, and the outstanding debt of $49.2 million was repaid in full and refinanced at the same month with a new secured term loan facility described below. In February and April 2021 the portions of the facility relating to the remaining two subsidiaries matured and the facility was repaid in full. The facility bore interest at LIBOR plus a margin and had a term of five years from the delivery of each vessel. The facility was secured against the subsidiaries' assets and a limited guarantee from us. The facility contained a minimum value covenant, which was only applicable if there was a default under any of the charters attached to the vessels, or six months prior to expiry of the charters, whichever fell earlier. The facility also contained covenants that required us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In October 2016, we issued $225 million senior unsecured convertible bonds. During 2018 and 2021, we made net purchases of bonds with principal amounts totaling $12.8 million and $67.6 million respectively. The bonds matured on October 15, 2021 and we redeemed the full outstanding amount of $144.7 million. Interest on the bonds was fixed at 5.75% per annum and was payable in cash quarterly in arrears on January 15, April 15, July 15 and October 15. The conversion rate at the time of issuance was 56.2596 common shares for each $1,000 bond, equivalent to a conversion price of approximately $17.7747 per share. The conversion rate was adjusted for dividends in excess of $0.225 per common share per quarter. Since the issuance, dividend distributions had increased the conversion rate to 65.8012 common shares per $1,000 bond, equivalent to a conversion price of approximately $15.20 per share at maturity of the bond. In conjunction with the bond issue, we had loaned up to 8,000,000 of our common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their positions. The shares that were lent by us were initially borrowed from Hemen, our largest shareholder. In November 2016, we issued 8,000,000 new shares to replace the shares borrowed from Hemen. In December 2021, after the bond was redeemed, the loaned shares were transferred to another party under a general share lending agreement.

In August 2017, two of our wholly-owned subsidiaries entered into a $76 million secured term loan facility with a bank, secured against two product tanker vessels. The two vessels were delivered in August 2017. We have provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. As of December 31, 2021, the net amount outstanding was $53.9 million. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or 12 months prior to the maturity date of the facility, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

On April 23, 2018, we issued a senior unsecured convertible bond totaling $150 million. Additional bonds were issued on May 4, 2018 at a principal amount of $14 million. During 2018, 2019, 2020 and 2021, we made net purchases of bonds with principal amounts totaling $12.3 million $3.4 million, $8.4 million and $2.0 million respectively. As of December 31, 2021, the amount outstanding under this facility was $137.9 million. Interest on the bonds is fixed at 4.875% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1 and November 1. The bonds are convertible into our common shares and mature on May 1, 2023. The initial conversion rate at the time of issuance was 52.8157 common shares per $1,000 bond, equivalent to a conversion price of approximately $18.93 per share. Since the issuance, dividend distributions have increased the conversion rate to 77.5267, equivalent to a conversion price of approximately $12.90 per share. In conjunction with the bond issue, we agreed to loan up to 7,000,000 of its common shares to affiliates of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. As of December 31, 2021, a total of 3,765,842 shares were issued from up to 7,000,000 shares issuable under a share lending arrangement.

In June 2018, 15 of our wholly-owned subsidiaries entered into a $50 million secured term loan facility with a bank, secured against 15 feeder size container vessels. The 15 feeder size container vessels were delivered in April 2018. We had provided a corporate guarantee for this facility, which bore interest at LIBOR plus a margin and with a term of approximately seven years. During the year ended December 31, 2021, purchase options were exercised on the 15 feeder size container vessels. The vessels were delivered between August and September 2021, and the facility was fully repaid.

On September 13, 2018, we issued a senior unsecured bond totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on September 13, 2023. In July 2019, we conducted a tap issue of NOK100 million under these existing senior unsecured bonds due. The bonds were issued at 101.625% of par, and the new outstanding amount after the tap issue is NOK700 million. The net amount outstanding as of December 31, 2021, was NOK700 million, equivalent to $79.5 million.

In December 2018, two of our wholly-owned subsidiaries entered into a $17.5 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund two Supramax dry bulk carriers. As of December 31, 2021, the amount outstanding under this facility was $11.1 million. The facility bears interest at LIBOR plus a margin and has a term of approximately five years from delivery of the vessels. The facility is secured by the subsidiaries' assets and a limited guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2019, three of our wholly-owned subsidiaries entered into a $24.9 million senior secured term loan facility with a bank. The proceeds of the facility were used to partly fund three Supramax dry bulk carriers. As of December 31, 2021, the amount outstanding under this facility was $17.7 million. The facility bears interest at LIBOR plus a margin and has a term of approximately five years from delivery of the vessels. The facility is secured by the subsidiaries' assets and a limited guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2019, three of our wholly-owned subsidiaries entered into a $50 million senior secured term loan facility with a bank, secured against three tankers chartered to Frontline Shipping. In 2020, $14.9 million of this facility was repaid following the sale of the Front Hakata and the facility now relates to the remaining two tankers. As of December 31, 2021, the amount outstanding under this facility was $35.2 million. The facility bears interest at LIBOR plus a margin and has a term of four years. The facility is secured by the subsidiaries' assets and a limited guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2019, two of our wholly-owned subsidiaries entered into a $29.5 million term loan facility with a bank. The proceeds of the facility were used to partly fund two car carriers. As of December 31, 2021, the net amount outstanding under this facility was $19.0 million. The facility bears interest at LIBOR plus a margin and has a term of five years. The facility is secured by the subsidiaries' assets and a limited guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In June 2019, we issued a senior unsecured bond loan totaling NOK700 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and have a term of approximately five years. During 2020, we purchased bonds with principal amounts totaling NOK5 million equivalent to $0.5 million. The net amount outstanding as of December 31, 2021 was NOK695 million, equivalent to $78.9 million. The bond agreement contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In June 2019, five of our subsidiaries entered into a $33.1 million term loan facility with a syndicate of banks. Although the facility is unsecured, we are acting as guarantor. In March 2020, $4.25 million of this facility was repaid following the sale of these five offshore support vessels in February, March and May 2020. As of December 31, 2021, the amount outstanding under this facility was $25.3 million. The facility bears interest at LIBOR plus a margin and has a term of approximately four years.

In January 2020, we issued a senior unsecured bond loan totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and have a term of approximately five years. During 2020, we purchased bonds with principal amounts totaling NOK60 million equivalent to $6.0 million. The net amount outstanding as of December 31, 2021 was NOK540 million, equivalent to $61.3 million. The bond agreement contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2020, two of our subsidiaries entered into a $40 million senior secured term loan facility with a bank. The facility is secured against two Suezmax tankers. We have provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately two years. The net amount outstanding as of December 31, 2021, was $32.9 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2020, three of our wholly-owned subsidiaries entered into a $15 million senior secured term loan facility with a bank, secured against three container vessels. We had provided a corporate guarantee for this facility, which bore interest at LIBOR plus a margin and with a term of approximately five years. During the year ended December 31, 2021, purchase options were exercised on the three container vessels. The vessels were delivered in August 2021, and the facility was fully repaid.

In March 2020, four of our wholly-owned subsidiaries entered into a $175 million term loan facility with a syndicate of banks, secured against four 8,700 TEU container vessels. We have provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding as of December 31, 2021, was $146.6 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.
In May 2020, one of our wholly-owned subsidiaries entered into a $50 million senior secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of approximately five years. The facility is secured against a 308,000 dwt VLCC. The net amount outstanding as of December 31, 2021, was $45.8 million. The facility contains a minimum value covenant and covenants that require us to maintain certain book equity ratios.

In November 2020, one of our wholly-owned subsidiaries entered into a $50 million senior secured term loan facility with a bank, secured against a container vessel. We have provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately four years. The net amount outstanding as of December 31, 2021, was $45.0 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2021, one of our wholly-owned subsidiaries entered into a $51 million term loan facility with a bank, secured against a container vessel. We have provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and with a term of approximately four years. The net amount outstanding as of December 31, 2021, was $47.7 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and debt ratios.

In April 2021, one of our wholly-owned subsidiaries entered into a $51 million term loan facility with a bank, secured against a container vessel. We have provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and with a term of approximately four years. The net amount outstanding as of December 31, 2021, was $48.8 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and debt ratios.

In May 2021, we issued a senior unsecured sustainability-linked bond totaling $150 million in the Nordic credit market. The bonds bear quarterly interest at a fixed rate of 7.25% per annum and are redeemable in full on May 12, 2026. The net amount outstanding as of December 31, 2021 was $150.0 million.

In September 2021, two of our wholly-owned subsidiaries entered into a $134 million term loan facility with a bank, secured against two container vessels. We have provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and with a term of approximately three years. The net amount outstanding as of December 31, 2021, was $130.4 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and debt ratios.

In September 2021, two of our wholly owned subsidiaries owning the two newly acquired 6,800 TEU container vessels entered into sale and leaseback transactions for these vessels, via a Japanese Operating Lease with Call Option financing structure. The sales price for each vessel was $65.0 million, totaling $130.0 million. The vessels were leased back for a term of six years, with options to purchase each vessel at the end of the fifth and sixth year. The transaction did not qualify as a sale and has been recorded as a financing arrangement. The net amount outstanding as of December 31, 2021 was $127.0 million. The lease debt financing carries interest at a fixed rate of 2.5% per annum.

In December 2021, one of our wholly-owned subsidiaries entered into a $35.0 million senior secured term loan facility with a bank, secured against a container vessel. We have provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately seven years. The net amount outstanding as of December 31, 2021, was $35.0 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and debt ratios.

In December 2021, three of our wholly-owned subsidiaries entered into a $107.3 million senior secured term loan facility with a bank, secured against three Suezmax tankers. As of December 31, 2021, only one of the three vessels was delivered and only one third of the loan has been drawn. We have provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding as of December 31, 2021, was $35.8 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and debt ratios.

SFL Linus was consolidated from October 29, 2020. (See Note 18: Investment in Associated Companies). In October 2013, SFL Linus entered into a $475 million five-year term loan and revolving credit facility with a syndicate of banks to partly finance the acquisition of the rig. The facility was drawn in February 2014. During the year ended December 31, 2017, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. In addition, we have given the banks a first priority pledge over all shares of SFL Linus and assigned all claims under a secured loan made by us to SFL Linus in favor of the banks. This loan is secured by a second priority mortgage over the rig which has been assigned to the banks. As of December 31, 2021, the balance outstanding under this facility was $199.9 million and the available amount under the revolving part of the facility was $0.0 million. We have fully guaranteed the facility as of December 31, 2021.

SFL Hercules was consolidated from August 27, 2021. (See Note 18: Investment in Associated Companies). In May 2013, SFL Hercules entered into a $375 million six-year term loan and revolving credit facility with a syndicate of banks to partly finance the acquisition of the harsh environment semi-submersible rig West Hercules, previously owned by the wholly owned subsidiary SFL Deepwater. The facility was drawn in June 2013. In connection with the 2017 Restructuring Plan of Seadrill, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. In August 2021, we entered into an amendment to the existing charter agreement (the “amendment agreement”) with subsidiaries of Seadrill for West Hercules, which was approved by the applicable bankruptcy court in September 2021. Each of our financing banks consented to the amendment agreement, and our limited corporate guarantee of the outstanding debt of the rig owning subsidiary remains unchanged at $83.1 million as of December 31, 2021. Additionally, we agreed to a cash contribution of $5 million to the SFL Hercules's pledged earnings account at the time of redelivery following the termination of the Seadrill charter, in addition to a $3 million payable by Seadrill. As of December 31, 2021, the balance outstanding under this facility was $169.6 million.

As of December 31, 2021, the three-month U.S. dollar LIBOR was 0.21% and the three-month Norwegian kroner NIBOR was 0.95%.

Loan Covenants

Certain of our financing agreements discussed above, have, among other things, the following financial covenants, as amended or waived, which are tested quarterly, the most stringent of which require us (on a consolidated basis) to maintain:
•a book equity ratio of minimum 0.20 to 1.0;
•a positive working capital; and
•minimum liquidity of at least $25 million, including undrawn credit lines with a remaining term of at least six months.

Our financing agreements discussed above have, among other things, restrictive covenants which, to the extent triggered, would restrict our ability to:
i.declare, make or pay any dividend, charge, fee or other distribution (whether in cash or in kind) on or in respect of its share capital (or any class of its share capital);
ii.pay any interest or repay any principal amount (or capitalized interest) on any debt to any of its shareholders;
iii.redeem, repurchase or repay any of its share capital or resolve to do so; or
iv.enter into any transaction or arrangement having a similar effect as described in (i) through (iii) above.

Our secured credit facilities may be secured by, among other things:
•a first priority mortgage over the relevant collateralized vessels;
•a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;
•a pledge of earnings generated by the mortgaged vessels for the specific facility; and
•a pledge of the equity interests of each vessel owning subsidiary under the specific facility.

A violation of any of the financial covenants contained in our financing agreements described above may constitute an event of default under the relevant financing agreement, which, unless cured within the grace period set forth under the financing agreement, if applicable, or waived or modified by our lenders, provides our lenders, by notice to the borrowers, with the right to, among other things, cancel the commitments immediately, declare that all or part of the loan, together with accrued interest, and all other amounts accrued or outstanding under the agreement, be immediately due and payable, enforce any or all security under the security documents, and/or exercise any or all of the rights, remedies, powers or discretions granted to the facility agent or finance parties under the finance documents or by any applicable law or regulation or otherwise as a consequence of such event of default.

Furthermore, certain of our financing agreements contain a cross-default provision that may be triggered by a default under one of our other financing agreements. A cross-default provision means that a default on one loan would result in a default on certain of our other loans. Because of the presence of cross-default provisions in certain of our financing agreements, the refusal of any one lender under our financing agreements to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our financing agreements have waived covenant defaults under the respective agreements. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our financing agreements if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to our financing agreements that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing financing agreements. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

Minimum Value Covenants

Most of our loan facilities are secured with mortgages on vessels. As of December 31, 2021, we had borrowings totaling $0.8 billion with minimum value covenants which are tested on a regular basis. These borrowings were secured against 39 vessels which had combined charter-free market values totaling approximately $2.4 billion. A reduction of 10% in charter-free market values in 2021 would not result in any material prepayments or reduction in availability on revolving credit facilities, after scheduled loan repayments and prepayments in the year.

In addition, as of December 31, 2021, we had borrowings totaling $0.1 billion with conditional minimum value covenants which are only tested if the charter which the vessel is employed is terminated or about to expire. These borrowings were secured against five vessels which had combined charter-free market values totaling approximately $0.3 billion.

As of December 31, 2021, we were in compliance with all of the financial covenants contained in our financing agreements.

Secured Borrowings

As of December 31, 2019, we had a forward contract to repurchase 3.4 million shares of Frontline which expired in June 2020 for $36.8 million. The transaction was accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability of $36.8 million recorded within debt as of December 31, 2019. During the year ended December 31, 2020 we repurchased 2.0 million shares subject to the forward contact and repaid $21.1 million of the secured borrowing.

As of December 31, 2020, we had a forward contract, with an initial expiration date in January 2021, to repurchase 1.4 million shares of Frontline at a repurchase price of $16.2 million including deemed interest. During 2021, we have continuously renewed the forward contract and as of December 31, 2021, we had a forward contract, which expired in January 2022, to repurchase 1.4 million shares of Frontline, at a repurchase price of $16.4 million including accrued interest. This forward contract related to 1.4 million shares has subsequently been rolled over to July 2022, at a repurchase price of $16.6 million including deemed interest. The transaction has been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability of $15.6 million recorded within debt as of December 31, 2021 (December 31, 2020: $15.6 million). We are required to post collateral of 20% of the total repurchase price plus any negative mark to market movement from the repurchase price for the duration of the agreement. As of December 31, 2021, $8.3 million (December 31, 2020: $9.0 million) was held as collateral and recorded as restricted cash.

Debt in Associated Companies

SFL Hercules and SFL Linus own the drilling units West Hercules and West Linus, respectively, which are on charter to subsidiaries of Seadrill. SFL Deepwater owned the drilling unit West Taurus, which was also on charter to a subsidiary of Seadrill until the first quarter of 2021. All three entities were previously determined to be variable interest entities in which we were not the primary beneficiary and thus accounted for using the equity method. During the year ended December 31, 2021 and following amendments to the West Hercules bareboat charter and loan facility agreements, SFL Hercules Ltd. was determined to no longer be a variable interest entity and was consolidated from August 27, 2021 when the amendments were approved by the applicable bankruptcy court. With regards to SFL Linus and SFL Deepwater, we were determined to be the primary beneficiary of the two subsidiaries in October 2020, following changes to their financing agreements and as a result of defaults by Seadrill. Therefore, we consolidated these two subsidiaries from October 2020.

In February 2021, Seadrill and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas. SFL and certain of its subsidiaries have entered into court approved interim agreements with Seadrill relating to two of our drilling rigs, West Linus and West Hercules, allowing for the uninterrupted performance of sub-charters to oil majors while the Chapter 11 process was ongoing. Pursuant to these agreements, Seadrill is allowed to use funds received from the respective sub-charterers to pay a fixed level of operating and maintenance expenses in addition to general and administrative costs. In exchange, SFL receives approximately 65 - 75% of the contractual charter hire under the existing charter agreements for West Linus and West Hercules. Any excess amounts paid pursuant to the above referenced sub-charters will remain in Seadrill's earnings accounts, that are pledged to SFL and its financing banks.

In August 2021, the Company entered into an amendment to its existing charter agreement (the “amendment agreement”) with subsidiaries of Seadrill for the harsh environment semi-submersible rig West Hercules. Under the amendment agreement with Seadrill, the West Hercules is contracted to be employed with an oil major into the second half of 2022 (the “charter period”), prior to being redelivered to SFL in Norway. Pursuant to the amendment agreement, SFL has agreed to receive bareboat hire of (i) approximately $64,700 per day until Seadrill emerges from Chapter 11 and its plan of reorganization (the "Plan") is confirmed by the court (the “Emergence Date”), and (ii) following the Emergence Date, approximately $60,000 per day while the rig is employed under a contract and generating revenues for Seadrill and approximately $40,000 in all other scenarios, including when the rig is idle or undergoing mobilization or demobilization. Pursuant to the amendment agreement, Seadrill has agreed to fund the mobilization and demobilization of the rig, which is expected to occur during the charter period. Seadrill obtained bankruptcy court approval of the amendment agreement on August 27, 2021, which was a condition precedent to the effectiveness to the amendment agreement. Each of SFL’s financing banks consented to the amendment agreement, and SFL’s limited corporate guarantee of the outstanding debt of the rig owning subsidiary remains unchanged at $83 million. Additionally, SFL agreed to a cash contribution of $5 million to the SFL Hercules's pledged Earnings Account at the time of redelivery following the termination of the Seadrill charter, in addition to a $3 million payable by Seadrill.

Following these amendments, SFL Hercules is in compliance with its debt covenants.

The lease to West Taurus, was rejected by the court in March 2021 and the rig was redelivered by Seadrill to SFL in the second quarter of 2021. In March 2021, we signed an agreement for the recycling of the rig at a facility in Turkey and delivered to the recycling facility in September 2021. The asset was derecognized at disposal and a net loss of $0.6 million was recorded in relation to the recycling of the rig.

On October 26, 2021, Seadrill announced that the Plan was confirmed by the U.S. Bankruptcy Court for the Southern District of Texas. On February 22, 2022, Seadrill announced that it has emerged from Chapter 11 after successfully completing its reorganization.

In February 2022, we agreed to make changes to the chartering and management structure of the harsh environment jack-up drilling rig West Linus. The rig was delivered in 2014, and is currently operated by a subsidiary of Seadrill and employed on a long-term drilling contract with ConocoPhillips in the North Sea until the fourth quarter of 2028.

Seadrill, ConocoPhillips and us reached an agreement in which the drilling contract with ConocoPhillips is expected to be assigned from the current operator to one of our subsidiaries upon the new operator receiving necessary regulatory approvals. Upon effective assignment of the drilling contract, SFL will receive charter hire from the rig and pay for operating and management expenses.

SFL has simultaneously entered into an agreement for the operational management of the rig with a subsidiary of Odfjell, a leading harsh environment drilling rig operator. The change of operational management from Seadrill to Odfjell is subject to customary regulatory approvals relating to operations on the Norwegian Continental Shelf.

Until the approvals are in place, Seadrill will continue the existing charter arrangements for a period of up to approximately nine months. The bareboat charter rate from Seadrill in this transition period will be approximately $55,000 per day.

Finance Lease Liabilities in Associated Companies

River Box was a previously wholly owned subsidiary of ours. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef which were chartered-in on a bareboat basis, each for a period of 15 years from delivery by the shipyard. The four vessels are also chartered-out for the same 15-year period on a bareboat basis to MSC, an unrelated party. On December 31, 2020, we sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. Following the sale of River Box, the investments in the four container vessels accounted for as direct financing leases of $540.9 million and its related finance lease liabilities of $464.7 million have been derecognized from our consolidated financial statements. (Refer to Note 9: Gain on Sale of Subsidiaries and Note 18: Investment in Associated Companies).

Finance Lease Liabilities

In 2018, we acquired four 14,000 TEU container vessels and three 10,600 TEU container vessels, which were subsequently refinanced with an Asian based financial institution by entering into separate sale and leaseback financing arrangements. The vessels are leased back for terms ranging from six to 11 years, with options to purchase the vessel after six years. Due to the terms of the sale and leaseback arrangements, each option is expected to be exercised on the sixth anniversary. These sale and leaseback transactions were accounted for as vessels under finance leases. As of December 31, 2021 the outstanding finance lease liability balance for these leases was $524.2 million.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates. As of December 31, 2021, we and our consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $0.7 billion whereby variable LIBOR interest rates excluding additional margins are swapped for fixed interest rates between 0.28% per annum and 3.09% per annum. We entered into interest rate/currency swap contracts, related to our bonds denominated in Norwegian kroner, with notional principal amounts of NOK128 million ($15 million), NOK100 million ($11 million) and NOK420 million ($48 million) whereby variable NIBOR interest rates including additional margin are swapped for average fixed interest rates of 6.74% per annum, 6.38% per annum and 6.87% per annum respectively, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK8.71 = $1, NOK8.89 = $1 and NOK8.69 = $1, respectively. We also entered into currency swap contracts, related to our NOK700 million bond (due 2023), our NOK700 million bond (due 2024) and our NOK600 million bond (due 2025) denominated in Norwegian kroner, with notional principal amounts of NOK472 million ($62 million), NOK280 million ($32 million) and NOK600 million ($68 million) where the eventual settlement of the bonds will have an effective exchange rate of NOK7.60 = $1, NOK8.70 = $1 and NOK8.88 = $1 respectively. The overall effect of our swaps is to fix the interest rate on approximately $0.7 billion of our floating rate debt, as of December 31, 2021, at a weighted average interest rate of 2.68% per annum including margin.

The effect of the above swap contracts is to substantially reduce our exposure to interest rate and exchange rate fluctuations, further analysis of which is presented in Item 11 "Quantitative and Qualitative Disclosures about Market Risk".

At the date of this report, we were not party to any other interest rate or currency derivative contracts.

Equity

In November 2016, the Board of Directors renewed a share option scheme originally approved in November 2006, permitting the directors to grant options in our shares to our employees, officers and directors or our subsidiaries. The fair value cost of options granted is recognized in the statement of operations, with a corresponding amount credited to additional paid in capital. The additional paid-in capital arising from share options granted was $1.0 million in 2021 (2020: $1.0 million).

In April 2018, we issued a total of 3,765,842 new shares of par value $0.01 each from up to 7,000,000 issuable under a share lending arrangement in relation with our issuance of 4.875% senior unsecured convertible bonds in April and May 2018. The shares issued have been loaned to affiliates of the underwriters of the bond issue in order to assist investors in the bonds to hedge their position. The bonds are convertible into common shares and mature on May 1, 2023. As required by ASC 470-20 "Debt with Conversion and Other Options", we calculated the equity component of the convertible bond, which was valued at $7.9 million at issue date and recorded as "Additional paid-in capital". (See Note 21 Short-Term and Long-Term Debt). During the year ended December 31, 2021, we purchased bonds with principal amounts totaling $2.0 million (2020: $8.4 million). The equity component of these extinguished bonds was valued at $0.1 million (2020: $0.3 million) and has been deducted from "Additional paid-in capital".

On May 1, 2020, we filed a registration statement to register the sale of up to 10,000,000 Common Shares pursuant to the dividend reinvestment plan, ("DRIP") to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned or other cash amounts, in our Common Shares on a regular basis, one time basis or otherwise. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, we may grant additional share sales to investors from time to time up to the amount registered under the plan.

In May 2020, we entered into an equity distribution agreement with BTIG under which we may, from time to time, offer and sell new ordinary shares having aggregate sales proceeds of up to $100.0 million through an ATM.

At our Annual General Meeting held in August 2020, a resolution was passed to approve an increase of our authorized share capital from $2,000,000 equivalent to 200,000,000 common shares of $0.01 par value each to $3,000,000 equivalent to 300,000,000 common shares of $0.01 par value each by the authorization of an additional 100,000,000 common shares of $0.01 par value each.

During the year ended December 31, 2021, we issued and sold 10.7 million (2020: 8.4 million) shares under these DRIP and ATM arrangements and total proceeds of $89.4 million net of costs were received (2020: $61.5 million), resulting in a premium on issue of $89.3 million (2020: $61.4 million).

In November 2016, the Board of Directors renewed our Share Option Scheme (the "Option Scheme"), originally approved in November 2006. The Option Scheme permits the Board of Directors, at its discretion, to grant options to our employees, officers and directors or our subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid in capital (see also Note 24: Share Option Plan).

In the year ended December 31, 2021, 129,000 options were exercised, and we made a cash payment of $0.1 million in lieu of issuing shares under the Option Scheme.

In May 2021, we awarded a total of 480,000 options to officers, employees and directors, pursuant to the Option Scheme. The options have a five-year term and a three-year vesting period and the first options will be exercisable from May 2022 onwards. The initial strike price was $8.79 per share.

In February 2022, the Company awarded a total of 435,000 options to officers, employees and directors, pursuant to the Option Scheme. The options have a five-year term and a three-year vesting period and the first options will be exercisable from February 2023 onwards. The initial strike price was $8.73 per share.

No new shares were issued following the exercise of share options in the year ended December 31, 2021. In 2020, we issued 6,869 new shares of $0.01 each following the exercise of 17,500 share options (2019: 18,246 new shares issued to satisfy 65,000 options exercised). The weighted average exercise price of the options exercised in 2020 was $8.63 per share.

During 2021, we paid four dividends totaling $0.63 per common share (2020: four dividends totaling $1.00 per common share), or a total of $77.6 million (2020: $109.4 million). All dividends paid in 2021 and 2020 were cash payments paid from contributed surplus.

On February 16, 2022, the Board of Directors of the Company declared a dividend of $0.20 per share which will be paid in cash on or around March 29, 2022.

Following the above transactions, as of December 31, 2021, our issued and fully paid share capital balance was $1.4 million, our additional paid-in capital was $621.0 million and our contributed surplus balance was $461.8 million.

Contractual Commitments

As of December 31, 2021, we had the following contractual obligations and commitments:

	Payment due by period
	Less than 1 year	1–3 years	3–5 years	After 5 years	Total
	(in millions of $)
NOK700 million senior unsecured bonds due 2023	—	79.5	—	—	79.5
4.875% senior unsecured convertible bonds due 2023	—	137.9	—	—	137.9
NOK700 million senior unsecured bonds 2024	—	78.9	—	—	78.9
NOK700 million senior unsecured bonds 2025	—	—	61.3	—	61.3
7.25% senior unsecured sustainability-linked bonds due 2026	—	—	150.0	—	150.0
Borrowings secured on Frontline shares	15.6	—	—	—	15.6
Floating rate long-term debt	273.4	697.8	232.3	50.0	1,253.5
Lease debt financing (2)	13.8	29.0	31.3	52.9	127.0
Total debt repayments	302.8	1,023.1	474.9	102.9	1,903.7
Total interest payments (1)	88.8	102.3	33.2	1.0	225.3
Interest on lease debt financing (2)	6.0	9.9	6.9	1.3	24.1
Finance lease obligations	51.2	473.0	—	—	524.2
Finance lease obligations in associated companies (3)	12.2	25.9	29.5	153.7	221.3
Interest on finance lease liabilities	23.5	35.6	—	—	59.1
Interest on finance lease liabilities in associated companies (3)	14.2	26.0	22.4	39.4	102.0
Scrubbers and BWTS installation commitments (4)	2.7	—	—	—	2.7
Total vessel purchases (5)	190.0	—	—	—	190.0
Commitments under shipbuilding contracts (6)	44.4	209.8	—	—	254.2
Total contractual cash obligations	735.8	1,905.6	566.9	298.3	3,506.6

(1)Interest payments are based on the existing borrowings of the consolidated subsidiaries. It is assumed that no further refinancing of existing loans takes place and that there is no repayment on revolving credit facilities. Interest rate swaps have not been included in the calculation. The interest has been calculated using the five year U.S. dollar swap of 2.42%, the five year NOK swap of 1.51% and the exchange rate of NOK8.76 = $1 as of March 21, 2022, plus agreed margins. Interest on fixed rate loans is calculated using the contracted interest rates.
(2)The Company entered into a sale and leaseback transaction via a Japanese Operating Lease with Call Option financing structure for $130.0 million for the financing of two 6,800 TEU container vessels acquired in the year ended December 31, 2021. The vessels were sold and leased back for a term of six years, with options to purchase each vessel at the end of the fifth and sixth year. The transaction did not qualify as a sale and has been recorded as a financing arrangement. The lease debt financing carries interest at a fixed rate of 2.5% per annum.
(3)This represents 49.9% of the finance lease liabilities and interest on finance lease liabilities within River Box in relation to four container vessels on charter to MSC.
(4)As of December 31, 2021, we had commitments to pay approximately $2.7 million towards the installation of BWTS on five vessels from our fleet (2020: $7.0 million on 16 vessels), with installations expected to take place up to the end of 2023. As of December 31, 2021, we had no capital commitments towards the procurement of scrubbers on vessels owned by us (2020: $5.8 million committed on two oil tankers and seven container vessels).

(5)As of December 31, 2021, we committed to acquire two Suezmax tankers and two Aframax LR2 product tankers for a total purchase price of $190.0 million. The four vessels were delivered in January and February 2022. (Refer to Note 30: Subsequent Events). Upon delivery the vessels each immediately commenced a five year time charter to Trafigura.
(6)As of December 31, 2021, we also had commitments under shipbuilding contracts to construct four newbuilding dual-fuel 7,000 CEU car carriers designed to use liquefied natural gas ("LNG"), totaling to $254.2 million (2020: $0.0 million). Delivery of the vessels is expected to take place in 2023 and 2024.

There were no other material contractual commitments as of December 31, 2021.

Our contractual obligations and commitments shown above relate to servicing our debt, funding the equity portion of investments in vessels and funding our working capital requirements. Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short and long-term needs.

Our short-term contractual obligations and commitments relate to servicing our debt and funding working capital requirements. Sources of short-term liquidity include cash balances, short-term investments, available amounts under revolving credit facilities and receipts from our charters. We believe that our cash flow from the charters will be sufficient to fund our anticipated debt service and working capital requirements for the short and medium term.

Our long-term liquidity requirements include funding the equity portion of investments in new vessels and repayment of long-term debt balances. We expect that we will require additional borrowings or issuances of equity in the long term to meet our capital requirements.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

D. TREND INFORMATION

Vessel prices have fluctuated significantly over the past decade. In 2021 a significant number of newbuilding orders were placed, in contrast to the limited orders during 2020, which had been significantly impacted by the COVID-19 pandemic. In 2021, a total of 1,671 ships of 119.8 million dwt were reported contracted, a 77% year on year increase in terms of dwt. The increase in newbuilding orders is the result of strengthening market conditions, particularly in the container sector and the impact of the fuel transition.

The tanker market remained subdued throughout 2021, in some of the most challenging market conditions seen over the last 30 years. Global seaborne crude trade is estimated to have declined by 1.4% year on year to 36.8 million bpd in 2021, below the 2019 level. Since the historic highs it experienced in March and April of 2020 as a result of COVID-19 impacts, the freight market has generally subsided and remained at depressed levels throughout 2021. Average earnings during 2021 were much lower than average earnings in 2020. Average earnings during December for the VLCC, Suezmax and Aframax sectors were approximately $3,800 ($11,800 for scrubber fitted), $10,700 ($14,800 for scrubber fitted) and $12,700 per day ($16,300 for scrubber fitted), respectively. In 2021 crude tanker demand declined by approximately 2.7% and the crude fleet grew by approximately 3.3%. Product tanker demand increased by approximately 8.3% while the product tanker fleet grew by 2.9%.

Overall, all tanker sectors experienced significant volatility in 2021. Global oil supply is estimated to have grown by 1.4%, while global oil demand is estimated to have risen to 99 million bpd in the fourth quarter of 2021. As of now, the fleet of trading crude tankers is expected to grow by 3.9% during 2022, while crude tanker demand is expected to grow by 7.2% in the same period. Product tanker demand is expected to grow by 7.2% with the product tanker fleet only expected to increase by 1.3% during 2022, providing support for the tanker sector in 2022. A series of potential impacts and factors may impact the demand growth. Since the beginning of the first quarter of 2020, the COVID-19 outbreak has had significant negative impacts on oil markets, with lower oil prices as a result of the continued low global oil demand. Whilst oil prices have increased in 2021, the short-term outlook for the tanker sector remains challenging with the market continuing to face pressure from ongoing oil supply cuts. Also, the recent conflict between Russia and Ukraine continues to cause disruption across the oil and tanker markets, with increasing energy prices and higher fuel costs observed in the first quarter of 2022.

Our tanker vessels on charter to Frontline Shipping are subject to long term charters that provide for both a fixed base charter-hire and profit sharing payments that apply once Frontline Shipping earns average daily rates from our vessels in the market that exceed the fixed base charter rates, calculated and payable on a quarterly basis. If rates for vessels chartered in the spot market increase, our profit sharing revenues, if any, will likewise increase for those vessels operated by Frontline Shipping in the spot market. We also have two Suezmax tankers and two chemical tankers currently employed in the spot market, which will benefit directly from any strengthening in spot charter rates.

During 2021 the dry bulk fleet is expected to have seen a 3.8% increase in total dwt. This compares to a demand growth of 4.2% in terms of tonne miles, following a year with good earnings. Looking ahead, industry sources are estimating that dry bulk global trade will expand by 2.2% during 2022, in terms of tonne-miles. This amounts to an approximate total of 5.5 billion tonnes for the full year. The total dry bulk trade increased by an estimated 3.8% during 2021. Industry sources indicate that the 3.8% increase in seaborne dry bulk trade (in tonnes) during 2021 came as a result of rebounding trade following the COVID-19 outbreak in 2020. The dry bulk fleet is expected to increase by an estimated 2.0% in 2022. With the dry bulk newbuilding orderbook standing at 7% of the total fleet in terms of capacity and trade expected to continue its rebound with increasing tonne-miles during 2022, the market could see some positive signs, however with continued uncertainty.

Our dry bulk vessels on charter to Golden Ocean are subject to long term charters that provide for both a fixed base charter-hire and profit sharing payments that apply once Golden Ocean earns average daily rates from our vessels in the market that exceed the fixed base charter rates, calculated and payable on a quarterly basis. If rates for vessels chartered in the spot market increase, our profit sharing revenues, if any, will likewise increase for those vessels operated by Golden Ocean in the spot market. We also have five 57,000 dwt dry bulk vessels currently employed in the spot market, which will benefit directly from any strengthening in spot charter rates.

The containership charter market experienced significant market rebound during 2021. After severe negative impacts resulting from the outbreak of the COVID-19 pandemic during 2020, volumes recovered quickly in connection with significant logistical disruptions during the second half of 2020, a trend that has continued throughout 2021. The extraordinary market recovery resulted in box ship charter rates reaching unprecedented levels and periods never seen before. During the end of 2021 the Shanghai Containerized Freight Index ("SCFI") surpassed 5,000 points, up from approximately 2,800 points at the start of 2021. The global seaborne container trade is estimated to have increased by 6.1% during 2021 to 206m TEU, up from a decline of 1.3% in 2020. Fleet capacity picked up in 2021, standing at 4.5% compared to the 2.9% growth seen in 2020. Demolition activity in the container segment was very limited due to very profitable freight and charter markets during the year with 16 vessels of approximately 12,000 TEU combined being sold for recycling in 2021, compared with 80 vessels of approximately 180,000 TEU during 2020.

Trade growth in 2022 is projected to accelerate, with an estimated 3.8% TEU growth, or 3.5% TEU-miles. In 2021, trade between the Far East and Europe expanded by an estimated 9% compared to 2020 (TEU). On the peak leg, transpacific trade is expected to have increased by 19% in 2021 compared to 2020. The positive near-term view and growth expected during 2022 is expected to remain positive with improving macroeconomic trends.

The reduction in the price of oil seen during 2014 has reduced demand for offshore drilling units, and day rates and utilizations have declined considerably, as many offshore exploration activities became inviable at low prices of below $50. As a result, some owners/operators of drilling units have experienced financial difficulties in the past years, including breaching bank covenants and restructuring. The market remains challenging, with the number of offshore drilling rigs working being significantly below levels seen during 2014. With the number of rigs available shrinking due to retiring of assets, fleet utilization level has seen an upward trend during 2021, with global rig utilization increasing by approximately 3% from Q3 2020 to Q3 2021. Global consumption of liquid fuels is estimated to have averaged approximately 99 million barrels per day in October 2021, an increase from the 91 million barrels per day in 2020. The medium and long term oil price development remains uncertain, with continued uncertainty around the COVID-19 pandemic expected to continue to affect the global oil demand along with a structural transition in global energy systems with renewable energy expected to increase going forward. The effect on this related to the market is currently difficult to assess.

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

The above overviews of the various sectors in which we operate are based on current market conditions. However, market developments cannot always be predicted and may differ from our current expectations. Please also see Item 5.A. Operating Results—Market Overview for additional information with respect to trends observed in the applicable markets, including the disclaimers therein.

E. CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenues and expenses during the reporting period. For a detailed discussion of the accounting policies we apply that are considered to involve a higher degree of judgment in their application refer to Critical Accounting Policies and Estimates showing under Item 5.A. Operating Results.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors and officers including the Chief Executive Officer and the Chief Financial Officer of our wholly owned subsidiary SFL Management AS, who are responsible for overseeing our management.

Name	Age	Position
James O'Shaughnessy	58	Director of the Company and Chairperson of the Audit Committee
Kathrine Astrup Fredriksen	38	Director of the Company
Gary Vogel	56	Director of the Company
Keesjan Cordia	47	Director of the Company
Ole B. Hjertaker	55	Director and Chief Executive Officer of SFL Management AS (Principal Executive Officer)
Aksel C. Olesen	45	Chief Financial Officer of SFL Management AS (Principal Financial Officer)

Under our constituent documents, we are required to have at least one independent director on our Board of Directors whose consent will be required to file for bankruptcy, liquidate or dissolve, merge or sell all or substantially all of our assets.

Certain biographical information about each of our directors and officers is set forth below.

James O'Shaughnessy has been a Director of the Company since September 2018. Mr. O'Shaughnessy served as an Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited up to March 26, 2019. Prior to that Mr. O'Shaughnessy has amongst others served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O'Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland and is both a Fellow of the Institute of Chartered Accountants of Ireland, an Associate Member of the Chartered Insurance Institute of the UK and a Chartered Director. Mr. O'Shaughnessy also serves as a director of Frontline, Golden Ocean, Archer Limited, Avance Gas, ST Energy Transition I Ltd., CG Insurance Group and Catalina General.

Kathrine Astrup Fredriksen has been a Director of the Company since February 2020. Ms. Fredriksen has served as a board member of Norwegian Property ASA since 2016, Axactor SE since April 2020 and Avance Gas since May 2021. Ms. Fredriksen is currently employed by Seatankers Services (UK) LLP and she has previously been on the boards of Seadrill, Golar LNG, Frontline and Deep Sea Supply. Ms. Fredriksen was educated at the European Business School in London.

Gary Vogel has served as a Director of the Company since December 2016. Mr. Vogel is the Chief Executive Officer and a director of Eagle Bulk Shipping Inc (NASDAQ: EGLE), a U.S. listed owner and operator of dry bulk vessels. He has worked extensively both in the dry bulk market and capital markets, and was previously the Chief Executive Officer of Clipper Group in Denmark.

Keesjan Cordia has been a Director of the Company since September 2018. Mr. Cordia is a private investor with a background in Economics and Business Administration. Mr. Cordia holds several board and advisory board positions in the oil and gas industry, among which he is a board member of Workships group B.V (2006), Combifloat B.V (2013) and Kerrco Inc (2017). He has been Chairman of the board of Oceanteam ASA since April 2018. From 2006-2014 he was CEO at Seafox (Offshore Services). Mr. Cordia is founder and Managing Partner of Invaco Management B.V., an investment firm based in Amsterdam. He is also an advisor to Parcom Capital and member of the investor committee of Connected Capital, both private equity firms. Mr. Cordia also serves as a director of Northern Drilling Ltd.

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

Aksel C. Olesen has been the Chief Financial Officer of SFL Management AS since January 2019. Prior to joining SFL Management AS, he spent 12 years at Pareto Securities where he worked in various positions in the firm’s investment banking division, including as Head of Investment Banking Asia in Singapore from 2011 to 2014 and most recent as Head of Shipping and Offshore Project Finance. Mr. Olesen started his career working for the shipping company Kristian Jebsens Rederi as part of the legal, business development and finance team. Mr. Olesen holds a Master of Law degree from the University of Bergen.

B. COMPENSATION

During the year ended December 31, 2021, we paid to our directors and officers aggregate cash compensation of $1.6 million, including an aggregate amount of $0.05 million for pension and retirement benefits. We reimburse directors for reasonable out of pocket expenses incurred by them in connection with their service to us. In addition to cash compensation, during 2021 we also recognized a net expense of $0.7 million relating to directors' and officers' stock options.

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

As a foreign private issuer, we are exempt from certain requirements of the NYSE that are applicable to U.S. listed companies. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NYSE, please see Item 16G or visit the corporate governance section of our website at www.sflcorp.com. The information on our website is not incorporated by reference into this annual report.

Our officers are elected by our Board of Directors immediately following each Annual General Meeting and shall hold office for such period and on such terms as the Board of Directors may determine.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service as a director.

D. EMPLOYEES

We currently employ 18 persons on a full-time basis through our subsidiaries SFL Management AS, SFL UK Management Ltd and SFL Management (Singapore) Pte. Ltd., and during the year ended December 31, 2021, employed 18 persons on a full-time basis. We have contracted with independent ship managers to provide technical management services and with Frontline Management, Golden Ocean Management, and other third parties for certain managerial responsibilities for our fleet. Frontline Management are also contracted to provide certain administrative services, including corporate services, and have contracted with Seatankers and Front Ocean for certain advisory and support services.

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in our common shares as of March 24, 2022, are as follows:

Director or Officer	Beneficial interest in Common Shares of $0.01 each	Additional interest in options to acquire Common Shares which have vested	Percentage of Common Shares Outstanding
James O'Shaughnessy	—	41,666	*
Kathrine Astrup Fredriksen	**	—	*
Gary Vogel	—	41,666	*
Keesjan Cordia	—	41,666	*
Ole B. Hjertaker	91,840	276,666	*
Aksel C. Olesen	—	133,334	*

* Less than one percent.

** Ms. Kathrine Fredriksen, the daughter of Mr. John Fredriksen, does not directly own any of our common shares. Please see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”.

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

In September 2017, 113,000 options were awarded to employees and officers pursuant to our Share Option Scheme. The options vest over a three-year period and have a five-year term. The initial exercise price was $14.30 per share and the first options will be exercisable from September 2018.

In April 2018, 83,000 options were awarded to employees and officers pursuant to our Share Option Scheme. The options vest over a three-year period and have a five-year term. The initial exercise price was $14.67 per share and the first options will be exercisable from April 2019.

In January 2019, 100,000 options were awarded to one officer pursuant to our Share Option Scheme. The options vest over a three-year period and have a five-year term. The initial exercise price was $11.50 per share and the first options will be exercisable from January 2020.

In March 2019, 425,000 options were awarded to employees, officers and Directors pursuant to our Share Option Scheme. The options vest over a three-year period and have a five-year term. The initial exercise price was $12.35 per share and the first options will be exercisable from March 2020.

In February 2020, 350,000 options were awarded to employees, officers and Directors pursuant to our Share Option Scheme. The options vest over a three-year period and have a five-year term. The initial exercise price was $13.45 per share and the first options will be exercisable from February 2021.

In May 2021, 480,000 options were awarded to employees, officers and Directors pursuant to our Share Option Scheme. The options vest over a three-year period and have a five-year term. The initial exercise price was $8.79 per share and the first options will be exercisable from May 2022.

In February 2022, the Company awarded a total of 435,000 options to employees, officers and Directors, pursuant to the Option Scheme. The options have a five-year term and a three-year vesting period and the first options will be exercisable from February 2023 onwards. The initial strike price was $8.73 per share.

Details of options to acquire our common shares by our Directors and officers as of March 24, 2022, were as follows:

	Number of options
Director or Officer	Total	Vested	Exercise price	Expiration Date
James O'Shaughnessy	25,000	25,000	$9.47	March 2024
James O'Shaughnessy	25,000	16,666	$11.62	February 2025
James O'Shaughnessy	25,000	—	$8.11	May 2026
James O'Shaughnessy	30,000	—	$8.53	February 2027
Gary Vogel	25,000	25,000	$9.47	March 2024
Gary Vogel	25,000	16,666	$11.62	February 2025
Gary Vogel	25,000	—	$8.11	May 2026
Gary Vogel	30,000	—	$8.53	February 2027
Keesjan Cordia	25,000	25,000	$9.47	March 2024
Keesjan Cordia	25,000	16,666	$11.62	February 2025
Keesjan Cordia	25,000	—	$8.11	May 2026
Keesjan Cordia	30,000	—	$8.53	February 2027
Kathrine Astrup Fredriksen	25,000	—	$8.11	May 2026
Kathrine Astrup Fredriksen	30,000	—	$8.53	February 2027
Ole B. Hjertaker	40,000	40,000	$9.32	September 2022
Ole B. Hjertaker	30,000	30,000	$10.39	April 2023
Ole B. Hjertaker	150,000	150,000	$9.47	March 2024
Ole B. Hjertaker	85,000	56,666	$11.62	February 2025
Ole B. Hjertaker	180,000	—	$8.11	May 2026
Ole B. Hjertaker	100,000	—	$8.53	February 2027
Aksel C. Olesen	100,000	100,000	$8.27	January 2024
Aksel C. Olesen	50,000	33,334	$11.62	February 2025
Aksel C. Olesen	80,000	—	$8.11	May 2026
Aksel C. Olesen	75,000	—	$8.53	February 2027

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table presents certain information as of March 21, 2022, regarding the ownership of our Common Shares with respect to each shareholder whom we know to beneficially own five percent or more of our outstanding Common Shares.

Owner	Number of Common Shares	Percent of Common Shares
Hemen Holding Limited (1)	25,728,687	18.6%

(1) C.K. Limited is the trustee of two trusts (the “Trusts”) settled by Mr. John Fredriksen. The Trusts indirectly hold all of the shares of Hemen and the sole shareholder of Hemen, Greenwich Holdings Limited. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the 25,728,687 common shares of the Company that are owned by Hemen and beneficially owned by Greenwich Holdings Limited. The beneficiaries of the Trusts are members of Mr. Fredriksen’s family. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such 25,728,687 common shares and Mr. Fredriksen disclaims any control over such 25,728,687 common shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

A total of 138,551,387 common shares were outstanding as of March 21, 2022.

In calculating the above percentages of common shares held by Hemen, the total number of issued and outstanding common shares of 138,551,387 was used as denominator which includes shares outstanding from share lending arrangements. Included are 8,000,000 shares initially issued and loaned as part of a share lending arrangement relating to the October 2016 issue of 5.75% convertible notes. After the maturity of these bonds in 2021, the loaned shares were transferred to another party under a general share lending agreement. We have also included 3,765,842 shares which were issued and loaned in December 2018 as part of a share lending arranging relating to the 4.875% convertible notes. These 3,765,842 shares which were issued and loaned, are owned by the Company and are to be returned on or before maturity of the bonds in 2023 pursuant to the terms of the applicable share lending arrangement.

Our major shareholders have the same voting rights as our other shareholders.

As of March 21, 2022, we had 339 holders of record in the United States, including Cede & Co., which is the Depository Trust Company’s nominee for holding shares on behalf of brokerage firms, as a single holder of record.

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
-    Seadrill (1)
-    Golden Ocean
-    Seatankers
-    Front Ocean
-    NorAm Drilling
-    ADS Maritime Holding Plc, formerly known as ADS Crude Carriers Plc ("ADS Maritime Holding")
-    Golden Close
-     River Box

(1) From February 2022, Seadrill was determined to no longer be a related party following its emergence from bankruptcy (see below).

As of March 24, 2022, we chartered two vessels to Frontline Shipping under long-term direct financing leases, both of which have given economic effect from January 1, 2004. As of December 31, 2021, the balance of net investments in direct financing leases to Frontline Shipping was $69.8 million (2020: $76.1 million) before credit loss provision and of which $6.5 million (2020: $6.3 million) represented short-term maturities.

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

As compensation for amendments entered into in June 2015, we received 55 million ordinary shares in Frontline, the fair value of which amounted to $150.2 million on the date of receipt. Following the amendments, from July 1, 2015, the leases were revised to reflect the compensation payment received and the reduction in future minimum lease payments to be received. In February 2016, Frontline enacted a 1-for-5 reverse stock split, and after the stock split we held 11 million ordinary shares. During the year ended December 31, 2020 we sold approximately 2.0 million shares (2019: 7.6 million shares) and our holding of Frontline now consists of approximately 1.4 million shares. No shares were sold in the year ended December 31, 2021. No dividend income was received on these shares in the year ended December 31, 2021 (2020: $3.1 million).

During 2019, we agreed to install scrubbers on the two vessels on charter to Frontline Shipping and incurred costs of $4.2 million which represents a 50% share of joint costs with Frontline Shipping. Profits sharing arrangements were not changed.

Amendments to the charter agreements made in June 2015, increased the profit sharing percentage to 50% for earnings above the new time charter rates with effect from July 1, 2015. Following the amendments, the profit share is calculated and payable on a quarterly basis. We earned $0.3 million under the 50% profit sharing agreement in 2021 (2020: $18.6 million; 2019: $4.8 million).

As of March 24, 2022, we chartered one ultra deepwater drilling unit (West Hercules) and one jack-up drilling rig (West Linus) to subsidiaries of Seadrill. The charters for these rigs were initially classified as direct financing leases and the rig owning subsidiaries were accounted for using the equity method until August 2021 and October 2020 respectively. In the year ended December 31, 2021 the applicable bankruptcy court approved the Interim Funding and Settlement Agreement signed between the Company and Seadrill, allowing Seadrill to pay reduced charter hire for the two rigs during the interim period. The change in rate met the definition of a modification resulting in the leases being reclassified from direct financing leases to operating leases. In the year ended December 31, 2021, we earned operating lease revenues of $28.9 million in relation to the two rigs on charter to Seadrill. As of December 31, 2021, the carrying value of the two rigs was $599.3 million.

In 2015, we took delivery of eight Capesize dry bulk carriers from subsidiaries of Golden Ocean for a total cost of $272.0 million. The vessels were immediately chartered back to a subsidiary of Golden Ocean on 10 year time charters, at base charter rates of $17,600 per day for the first seven years and $14,900 per day thereafter. The charters also included an interest adjustment clause, whereby the base charter rates are adjusted based on the actual LIBOR compared to a base LIBOR. The performance under the charters is fully guaranteed by Golden Ocean. We also receive a 33% profit share of revenues above the interest adjusted base charter rates, calculated and payable on a quarterly basis. In December 2019, amendments were made to seven of the charters, we agreed to finance an exhaust gas cleaning system ("scrubbers") on seven vessels with an amount of up to $2.5 million per vessel, subject to an increase in the base charter rate of $1,535 per day from 1 January 2020 until 30 June 2025. In the event that the cost of the installation is below or exceeds $2.5 million per vessel, such cost will be for the benefit of Golden Ocean.

In the year ended December 31, 2021, we earned $9.8 million income under this arrangement (2020: $0.0 million; 2019: $0.8 million). The charters for these vessels are classified as operating leases and as of December 31, 2021, the net book value of these vessels was $181.3 million (2020: $200.5 million). The amendment to charters on seven of the vessels in 2019 did not amend the original lease classification.

We pay Frontline Management a management fee of $9,000 per day per vessel for all vessels chartered to Frontline Shipping, apart from certain vessels where the fee is suspended while they are sub-chartered on a bareboat basis. This daily fee has been payable since July 1, 2015, when amendments to the charter agreement became effective, before which the fixed daily fee was $6,500 per day. As of March 24, 2022, we also have 21 container vessels, seven dry bulk carriers, five Suezmax tankers, two car carriers, six product tankers and two chemical tankers operating on time charter or in the spot market, for which the supervision of the technical management is sub-contracted to Frontline Management. We also pay Frontline and its subsidiaries a fixed management fee of $150 per day, in relation to five Suezmax tankers and six product tankers operating in the spot market and on time charter, and an additional fee of 1.25% of chartering revenues, in relation to the two Suezmax tankers operating in the spot market. In the year ended December 31, 2021, management fees paid to Frontline Management amounted to $7.8 million (2020: $8.9 million; 2019: $11.8 million). The management fees are classified as vessel operating expenses.

We pay Golden Ocean Management a management fee of $7,000 per day per vessel for the eight vessels chartered to a subsidiary of Golden Ocean. As of March 24, 2022, we also have 16 container vessels and seven dry bulk carriers operating on time charter or in the spot market, for which part of the operating management is sub-contracted to Golden Ocean Management. In the year ended December 31, 2021, total management fees paid to Golden Ocean Management amounted to approximately $20.8 million (2020: $21.4 million; 2019: $21.3 million).

In 2018, we received a termination fee of $8.9 million (with a fair value of $4.4 million) in the form of a loan note from Frontline Shipping for the early termination of the Front Circassia lease and loan notes from Frontline for $3.4 million per vessel were received as compensation for early termination of the charters Front Page, Front Stratus, Front Serenade and Front Ariake. The loans notes were settled in February 2020. In the years ended December 31, 2020 and 2019 we earned total interest on the loan notes from Frontline and Frontline Shipping in the amount of $0.2 million and $1.6 million respectively.

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

In August 2018, we acquired approximately 4.0 million shares in ADS Maritime Holding, a newly formed company trading on the Oslo Merkur Market, for a purchase price of $10.0 million. In December 2019, we signed a $7.5 million senior unsecured revolving credit facility agreement with ADS Maritime Holding, as ‘Borrower’ whereby SFL would provide $5 million of the unsecured facility or approximately 67%. The facility was available for 12 months and carried an interest rate and a commitment fee on the undrawn available balance of the facility. We received an upfront fee of $50,000 in respect of this contract in the year ended    December 31, 2019. As of December 31, 2020, the shares in ADS Maritime Holding were valued at $8.9 million. Dividend income of $2.9 million was received in 2020 (2019: $0.3 million), which represents approximately 17% of the outstanding shares in 2020. In year ended December 31, 2021, we received a capital dividend of approximately $8.8 million following the sale of the remaining two vessels by ADS Maritime Holding. Also in the year December 31, 2021, we sold the shares in ADS Maritime Holding for a consideration of approximately $0.8 million and recorded a gain of $0.7 million on disposal.

In November 2016, we acquired approximately 12 million shares in NorAm Drilling for a consideration of approximately $0.7 million. In November 2018 NorAm undertook a share consolidation of 20:1, resulting in a revised investment of 0.6 million shares. On the same day NorAm participated in a rights issue, increasing our investment in shares by 0.6 million shares. In December 2018, we acquired an additional 41,756 shares bringing the total investment in NorAm to 1.3 million shares. This investment is valued at $1.3 million as of December 31, 2021 and is included in "Investments in Debt and Equity Securities" (Note 11). No dividend income was received from the investment in NorAm Drilling in the years ended December 31, 2021, 2020 and 2019.

We also hold within "Investments in Debt and Equity Securities" senior secured corporate bonds in NorAm Drilling due 2021. During 2018, we redeemed a total of 0.5 million units at par value and recorded no gain or loss on redemption. In 2020, we partially disposed of the investment in NorAm Drilling securities at par value of $0.3 million. Interest amounting to $0.4 million was earned in the year ended December 31, 2021 (2020: $0.4 million; 2019: $0.5 million).

River Box was a previously wholly-owned subsidiary of SFL. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, we sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. Net proceeds of $17.5 million were received for the shares, resulting in a net gain of $1.9 million on the sale. SFL has accounted for the remaining 49.9% ownership in River Box using the equity method. (Refer to Note 18: Investment in Associated Companies). SFL has granted a $45.0 million fixed interest rate loan to River Box. The loan is repayable in full on November 16, 2033, or earlier if the company sell its assets. The outstanding loan balance as of December 31, 2021 was $45 million.

SFL Hercules and SFL Linus each own the drilling units West Hercules and West Linus respectively. These units are leased to subsidiaries of Seadrill. SFL Deepwater owned the drilling unit West Taurus, which was also on charter to a subsidiary of Seadrill until the first quarter of 2021. Because the main assets of SFL Deepwater, SFL Hercules and SFL Linus were the subject of leases which each include both fixed price call options and a fixed price purchase obligation or put option, they were previously determined to be variable interest entities in which SFL was not the primary beneficiary and therefore were all previously accounted for as investments in associated companies. (Refer to Note 18: Investment in Associated Companies). During the year ended December 31, 2021, and following amendments to the West Hercules bareboat charter and loan facility agreements, SFL Hercules Ltd was determined to no longer be a variable interest entity and was consolidated from August 27, 2021 when the amendments were approved by the applicable bankruptcy court. With regards to SFL Linus and SFL Deepwater, the Company was determined to be the primary beneficiary of the two subsidiaries in October 2020, following changes to their financing agreements and as a result of defaults by Seadrill. Therefore, from October 2020 these two subsidiaries were consolidated by the Company. SFL has agreements with SFL Hercules, SFL Linus and SFL Deepwater granting them loans of $145.0 million, $125.0 million and $145.0 million respectively. The net outstanding balance of these loans has now been consolidated by SFL.

In the year ended December 31, 2021, we received interest income on these loans of $4.6 million from River Box (2020: $0.0 million; 2019: $0.0 million) and $2.4 million from SFL Hercules (2020: $3.6 million; 2019: $3.6 million) totaling $6.9 million. In 2020 we also received interest income of $3.8 million from SFL Deepwater (2019: $5.1 million), and $4.5 million from SFL Linus (2019: $5.4 million).

In February 2021, Seadrill and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas. SFL and certain of its subsidiaries have entered into court approved interim agreements with Seadrill relating to two of our drilling rigs, West Linus and West Hercules, allowing for the uninterrupted performance of sub-charters to oil majors while the Chapter 11 process was ongoing. Pursuant to these agreements, Seadrill is allowed to use funds received from the respective sub-charterers to pay a fixed level of operating and maintenance expenses in addition to general and administrative costs. In exchange, SFL receives approximately 65 - 75% of the contractual charter hire under the existing charter agreements for West Linus and West Hercules. Any excess amounts paid pursuant to the above referenced sub-charters will remain in Seadrill's earnings accounts, that are pledged to SFL and its financing banks.

In August 2021, the Company entered into an amendment to its existing charter agreement (the “amendment agreement”) with subsidiaries of Seadrill for the harsh environment semi-submersible rig West Hercules. Under the amendment agreement with Seadrill, the West Hercules is contracted to be employed with an oil major into the second half of 2022 (the “charter period”), prior to being redelivered to SFL in Norway. Pursuant to the amendment agreement, SFL has agreed to receive bareboat hire of (i) approximately $64,700 per day until Seadrill emerges from Chapter 11 and its plan of reorganization (the "Plan") is confirmed by the court (the “Emergence Date”), and (ii) following the Emergence Date, approximately $60,000 per day while the rig is employed under a contract and generating revenues for Seadrill and approximately $40,000 in all other scenarios, including when the rig is idle or undergoing mobilization or demobilization. Pursuant to the amendment agreement, Seadrill has agreed to fund the mobilization and demobilization of the rig, which is expected to occur during the charter period. Seadrill obtained bankruptcy court approval of the amendment agreement on August 27, 2021, which was a condition precedent to the effectiveness to the amendment agreement. Each of SFL’s financing banks consented to the amendment agreement, and SFL’s limited corporate guarantee of the outstanding debt of the rig owning subsidiary remains unchanged at $83 million. Additionally, SFL agreed to a cash contribution of $5 million to the SFL Hercules's pledged Earnings Account at the time of redelivery following the termination of the Seadrill charter, in addition to a $3 million payable by Seadrill.

Following these amendments, SFL Hercules is in compliance with its debt covenants.

The lease to West Taurus, was rejected by the court in March 2021 and the rig was redelivered by Seadrill to SFL in the second quarter of 2021. In March 2021, we signed an agreement for the recycling of the rig at a facility in Turkey and delivered to the recycling facility in September 2021. The asset was derecognized at disposal and a net loss of $0.6 million was recorded in relation to the recycling of the rig.

On October 26, 2021, Seadrill announced that the Plan was confirmed by the U.S. Bankruptcy Court for the Southern District of Texas. On February 22, 2022, Seadrill announced that it has emerged from Chapter 11 after successfully completing its reorganization.

In February 2022, we agreed to make changes to the chartering and management structure of the harsh environment jack-up drilling rig West Linus. The rig was delivered in 2014, and is currently operated by a subsidiary of Seadrill and employed on a long-term drilling contract with ConocoPhillips in the North Sea until the fourth quarter of 2028.

Seadrill, ConocoPhillips and us reached an agreement in which the drilling contract with ConocoPhillips is expected to be assigned from the current operator to one of our subsidiaries upon the new operator receiving necessary regulatory approvals. Upon effective assignment of the drilling contract, SFL will receive charter hire from the rig and pay for operating and management expenses.

SFL has simultaneously entered into an agreement for the operational management of the rig with a subsidiary of Odfjell, a leading harsh environment drilling rig operator. The change of operational management from Seadrill to Odfjell is subject to customary regulatory approvals relating to operations on the Norwegian Continental Shelf.

Until the approvals are in place, Seadrill will continue the existing charter arrangements for a period of up to approximately nine months. The bareboat charter rate from Seadrill in this transition period will be approximately $55,000 per day.

Upon emergence from Chapter 11 in February 2022, a new independent Board of Directors assumed leadership of the new parent company of the Seadrill group, which is referred to as Seadrill 2021 Limited. Hemen's shareholding in Seadrill 2021 Limited post-emergence from bankruptcy is also below 1%. Consequently, SFL determined that Seadrill and Seadrill 2021 Limited were no longer a related party following the emergence from bankruptcy.

For a discussion of certain operating, environmental and other risks relating to our rigs, please refer to the risk factors section (see Item 3D).

C. INTERESTS OF EXPERTS AND COUNSEL

The consolidated financial statements of SFL Corporation Ltd. (formerly Ship Finance International Limited) (“SFL” or the “Company”) and its subsidiaries, consist of consolidated balance sheets as of December 31, 2021 and December 31, 2020, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2021, which have been audited by MSPC, Certified Public Accountants and Advisors, PC (“MSPC”) (PCAOB ID No. 717), an independent registered public accounting firm, in conformity with accounting principles generally accepted in the United States of America.

As part of the above audits MSPC had used employees of other accounting firms to participate in its audit of the Company in accordance with PCAOB AS 1201. Such personnel were from Moore Stephens LLP, the UK member firm of Moore Stephens International until February 4. 2019 and thereafter latterly BDO LLP (“BDO”), the UK member firm of BDO International.

In October 2019, during the annual independence evaluation procedures, BDO (and previously Moore Stephens LLP) identified a non-audit service provided in fiscal years 2018 and 2019 to SFL UK Management Ltd (formerly Ship Finance Management (UK) Limited), an immaterial UK subsidiary of the Company that is not permissible under SEC independence rules. The services were performed by different BDO employees to those that participated in the MSPC audit of the Company. BDO, previously Moore Stephens LLP ceased to provide these services prior to December 31, 2019. The fees for the services to both Moore Stephens LLP and latterly BDO were less than 1% of the total annual audit fee to MSPC and the UK subsidiary’s assets and income were less than 0.5% of the total consolidated asset and net income of the Company in each of the above respective periods.

MSPC considered whether the matter noted above impacted its objectivity and ability to exercise impartial judgment with regard to its engagement as our auditors and have concluded that there has been no impairment of MSPC’s objectivity and ability to exercise impartial judgment on all matters encompassed within its audits. After taking into consideration the facts and circumstances of the above matter and MSPC’s determination, our Board of Directors also concluded that MSPC’s objectivity and ability to exercise impartial judgment has not been impaired during any of the years in the three-year period ended December 31, 2021.

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

We have paid the following cash dividends in 2019, 2020 and 2021:

Payment Date	Amount per Share
2019
March 29, 2019	$0.35
June 28, 2019	$0.35
September 23, 2019	$0.35
December 27, 2019	$0.35

2020
March 25, 2020	$0.35
June 30, 2020	$0.25
September 30, 2020	$0.25
December 30, 2020	$0.15

2021
March 30, 2021	$0.15
June 29, 2021	$0.15
September 29, 2021	$0.15
December 29, 2021	$0.18

On February 16, 2022, our Board of Directors declared a dividend of $0.20 per share which will be paid in cash on or around March 29, 2022.

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

Our Bye-laws do not prohibit a director from being a party to, or otherwise having an interest in, any transaction or arrangement with us or in which we are otherwise interested. Our Bye-laws provide our Board of Directors the authority to exercise all of the powers of the Company to borrow money and to mortgage or charge all or any part of our property and assets as collateral security for any debt, liability or obligation. Our directors are not required to retire because of their age, and our directors are not required to be holders of our common shares. Directors serve for one-year term, and shall serve until re-elected or until their successors are appointed at the next annual general meeting.

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

C. MATERIAL CONTRACTS

As of March 24, 2022, we have not entered into any new material contracts in the last two years, other than those entered in the ordinary course of business or already attached in the exhibits.

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

Taxation of the Company's Shipping Income: In General

The Company anticipates that it will derive a significant portion of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease from time or voyage charters and the performance of services directly related thereto, which the Company refers to as "shipping income".

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

The U.S. Treasury Department has recognized Bermuda, the country of incorporation of the Company and certain of its subsidiaries, as a "qualified foreign country". In addition, the U.S. Treasury Department has recognized Liberia, the Marshall Islands, Malta and Cyprus, the countries of incorporation of certain of the Company's vessel-owning subsidiaries, as "qualified foreign countries". Accordingly, the Company and its vessel-owning subsidiaries satisfy the Country of Organization Requirement.

Therefore, the Company's eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements.

As discussed below, for the 2021 taxable year we believe the Company satisfied the Publicly-Traded Test, since on more than half the days in the taxable year we believe the Company's common shares were primarily and regularly traded on the NYSE, an established securities market in the United States.

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

The Publicly-Traded Test also requires our common shares be "regularly traded" on an established securities market. Under the Treasury Regulations, our common shares are considered to be "regularly traded" on an established securities market if shares representing more than 50% of our outstanding common shares, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on the market, referred to as the "listing threshold". The Treasury Regulations further require that with respect to each class of stock relied upon to meet the listing threshold (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, which is referred to as the "trading frequency test", and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year (as appropriately adjusted in the case of a short taxable year), which is referred to as the "trading volume test". Even if we do not satisfy both the trading frequency and trading volume tests, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if our common shares are traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in our common shares, such as the NYSE on which our common shares are listed.

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

For our 2021 taxable year, we do not believe that we were subject to the 5 Percent Override Rule and, therefore, we believe that we satisfied the Publicly-Traded Test. There are, however, factual circumstances beyond our control that could cause the Company to lose the benefit of the Section 883 exemption and thereby become subject to U.S. federal income tax on its U.S. source shipping income. For example, Hemen owned as much as approximately 18.6% of our outstanding common shares during the 2021 year. There is, therefore, a risk that the Company could no longer qualify for exemption under Section 883 for a particular taxable year if other 5% Shareholders were, in combination with Hemen, to own 50% or more of the outstanding common shares of the Company on more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances as to the tax-exempt status of the Company or any of its subsidiaries.

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

Taxation in Absence of the Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income, the Company's U.S. source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the "4% gross basis tax regime". Since, under the sourcing rules described above, no more than 50% of the Company's shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company's shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, would never exceed 2% under the 4% gross basis tax regime.

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

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common shares, either at least 75% of our gross income for such taxable year consists of "passive income" (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, "passive income".

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

Although there is no legal authority directly on point, we believe that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering activities of our wholly-owned subsidiaries more likely than not constitutes services income, rather than rental income. Correspondingly, we believe that such income does not constitute "passive income", and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. This position is principally based upon the positions that (1) our time charter income will constitute services income, rather than rental income, and (2) Frontline Management and Golden Ocean Management, which provide services to certain of our time-chartered vessels, will be respected as separate entities from Frontline Shipping and the Golden Ocean Charterer, with which they are respectively affiliated.

We intend to take the position that we were not treated as a PFIC for our 2021 taxable year. For the 2022 taxable year and future taxable years, depending upon the relative amount of income we derive from our various assets as well as their relative fair market values, it is possible that we may be treated as a PFIC.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund", which election we refer to as a QEF Election. As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common shares, as discussed below, and which election we refer to as a Mark-to-Market Election. In any event, if we were to be treated as a PFIC for any taxable year ending on or after December 31, 2013, a U.S. Holder would be required to file an annual report with the Internal Revenue Service for that year with respect to their holding in our common shares.

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

Taxation of U.S. Holders Making a Mark-to-Market Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our common shares are treated as "marketable stock", a U.S. Holder would be permitted to make a Mark-to-Market Election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder's adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market Election. A U.S. Holder's tax basis in its common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder.

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

Other U.S. Information Reporting Obligations

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

F. DIVIDENDS AND PAYING AGENTS

Not Applicable.

G. STATEMENT BY EXPERTS

Not Applicable.

H. DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, are available at http://www.sec.gov. In addition, documents referred to in this annual report may be inspected at our principal executive offices at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda HM 08. Our filings are also available on our website at www.sflcorp.com. The information on our website, however, is not, and should not be deemed to be a part of this annual report.

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

As of December 31, 2021, we had entered into currency rate swap contracts and combined currency and interest rate swaps with a total notional principal of NOK600 million ($76.8 million), to hedge against fluctuations in interest and exchange rates on our NOK600 million senior unsecured bonds due 2023. Under the currency rate swap contracts, variable NIBOR interest rates including additional margins are swapped for variable LIBOR rates including additional margins. Under the combined currency and interest rate swaps, variable NIBOR interest rates including additional margins are swapped for fixed interest rates at an average of 6.74%. The eventual settlement of the bonds will have an effective exchange rate of NOK7.81 = $1. These contracts expire in September 2023 and we estimate that we would pay $9.9 million to terminate them as of December 31, 2021 (2020: $8.8 million). As of December 31, 2021, we had entered into additional combined currency and interest rate swap contracts with a total notional principal of NOK100 million ($11.3 million) to hedge against fluctuations in exchange rates on the NOK100 million tap issue to the NOK600 million. Under these contracts, variable NIBOR interest rates including additional margins are swapped for a fixed interest rate of 6.38%. The eventual settlement of the bonds will have an effective exchange rate of NOK8.89 = $1. These contracts expire in September 2023 and we estimate that we would pay $0.0 million to terminate them as of December 31, 2021 (2020: receive $0.0 million).

Similarly, as of December 31, 2021, we had entered into currency rate contracts and combined currency and interest rate swap contracts with a total notional principal of NOK700 million ($80.5 million), to hedge against fluctuations in interest and exchange rates on our NOK700 million senior unsecured bonds due 2024. The net amount of debt outstanding as of December 31, 2021 was NOK695 million (2020: NOK695 million). Under the currency rate swap contracts, variable NIBOR interest rates including additional margins are swapped for variable LIBOR rates including additional margins. Under the combined currency and interest rate swaps, variable NIBOR interest rates including additional margins are swapped for fixed interest rates at an average of 6.87%. The eventual settlement of the bonds will have an effective exchange rate of NOK8.69 = $1. These contracts expire in June 2024 and we estimate that we would pay $2.7 million to terminate them as of December 31, 2021 (2020: $2.2 million).

Similarly, as of December 31, 2021, we had entered into currency rate contracts with a total notional principal of NOK600 million ($67.5 million), to hedge against fluctuations in exchange rates on our NOK600 million senior unsecured bonds due 2025. The net amount of debt outstanding as of December 31, 2021 was NOK540 million (2020: NOK540 million). Under these contracts, variable NIBOR interest rates including additional margins are swapped for variable LIBOR rates including additional margins. The eventual settlement of the bonds will have an effective exchange rate of NOK8.88 = $1. These contracts expire in January 2025 and we estimate that we would receive $1.0 million to terminate them as of December 31, 2021 (2020: $3.1 million).

As of December 31, 2021, we and our consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $0.7 billion (2020: $0.9 billion) at fixed interest rates between 0.28% per annum and 3.09% per annum. These interest rate swap agreements mature between January 2022 and August 2029, and we estimate that we would pay $3.0 million to terminate them as of December 31, 2021 (2020: $23.0 million).

The overall effect of our swaps is to fix the interest rate on approximately $0.7 billion of our floating rate debt as of December 31, 2021 (2020: $0.9 billion), at a weighted average interest rate of 2.68% per annum including margin (2020: 2.91%).

Several of our charter contracts contain interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest rate on the outstanding loan, effectively transferring interest rate exposure to the counterparty under the charter contract. As of December 31, 2021, a total of $0.1 billion of our floating rate debt was subject to such interest adjustment clauses. None of this was subject to interest rate swaps entered into for the benefit of the charterer. The balance of $0.1 billion remained on a floating rate basis. Comparably as of December 31, 2020, a total of $0.5 billion of our floating rate debt was subject to such interest adjustment clauses, including our equity accounted subsidiaries. None of this was subject to interest rate swaps entered into for the benefit of the charterer, with the balance of $0.5 billion remaining on a floating rate basis.

As of December 31, 2021, our net exposure, including equity-accounted subsidiaries, to interest rate fluctuations on our outstanding debt was $607.1 million, compared with $54.9 million as of December 31, 2020. Our net exposure to interest fluctuations is based on our total of $1.5 billion floating rate debt outstanding as of December 31, 2021, less the $0.7 billion notional principle of our interest rate swaps and the $0.1 billion remaining floating rate debt subject to interest adjustment clauses under charter contracts. A one per-cent change in interest rates would thus increase or decrease net exposure by approximately $6.1 million per year as of December 31, 2021 (2020: $0.5 million per year).

As of March 24, 2022, we were not party to any other interest rate or currency derivative contracts.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

a)    Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) and 15d-15(e) of the Exchange Act, management assessed the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of the evaluation date.

b)    Management's annual report on internal controls over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Exchange Act.

Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of our internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act, as of December 31, 2021. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our internal controls over financial reporting were effective as of December 31, 2021.

c)    Attestation report of the registered public accounting firm

MSPC, Certified Public Accountants and Advisors, a Professional Corporation, our independent registered public accounting firm, has issued their attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2021. Such report appears on page F-2.

 d)    Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that our Audit Committee has one Audit Committee Financial Expert. James O'Shaughnessy is an independent Director and is the Audit Committee Financial Expert, as such terms are defined under SEC rules.

ITEM 16B.    CODE OF ETHICS

We have adopted a Code of Ethics that applies to all entities controlled by us and our employees, directors, officers and our agents. We have posted our code of ethics on our website at www.sflcorp.com. The information on our website is not incorporated by reference into this annual report. We will provide any person, free of charge, with a copy of our code of ethics upon written request to our registered office. Any waivers that are granted from any provision of our Code of Ethics may be disclosed on our website within five business days following the date of such waiver.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2021 and 2020 was MSPC, Certified Public Accountants and Advisors, A Professional Corporation (“MSPC”) (PCAOB Firm ID number is 717). The following table sets forth the fees related to audit and other services provided by MSPC.

	2021	2020
Audit Fees (a)	$560,000	$560,000
Audit-Related Fees (b)	$129,000	$129,000
Tax Fees (c)	—	—
All Other Fees (d)	$11,160	$3,340
Total	$700,160	$692,340
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

(e)Audit Committee's Pre-Approval Policies and Procedures
Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X, that require the Board of Directors to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by us. All services provided by the principal auditor in 2021 and 2020 were approved by the Board of Directors pursuant to the pre-approval policy.

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

4.24	Bond Agreement dated 7 May 2021, relating to SFL Corporation Ltd. 7.25% USD 200,000,000 senior unsecured sustainability-linked bonds 2021/2026.

8.1	Significant Subsidiaries of the Company.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

* Incorporated herein by reference.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SFL Corporation Ltd.
(Registrant)

Date:	March 24, 2022	By:	/s/ Aksel C. Olesen
Aksel C. Olesen
Principal Financial Officer

SFL Corporation Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
SFL Corporation Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of SFL Corporation Ltd and subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

Basis for Opinion

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal controls over financial reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Evaluation of potential impairment indicators for long-lived assets

As discussed in Note 2 to the consolidated financial statements, the Company reviews long-lived assets, primarily comprised of vessel assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may no longer be recoverable (triggering events). Recoverability of vessel assets are measured by a comparison of the carrying amount of the vessel assets to future net cash flows expected to be generated by these assets, including their eventual disposal. If such vessel assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the vessel assets.

We identified the evaluation of potential impairment indicators for vessel assets to be a critical audit matter. Evaluating the Company’s judgments in determining whether a triggering event exists required a high degree of subjective auditor judgment and an increased extent of effort, including the need to involve valuation specialists.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s process to identify and assess triggering events that may indicate that the carrying amount of a vessel asset may no longer be recoverable. These included controls related to the consideration of estimated cash flows to actual operating results and market conditions in the determination of a triggering event. We evaluated the Company’s key assumptions used in estimating future cash flows from its vessel assets. We compared data used by the Company to develop its assumptions to external data sources, noting that such factors included both internal and external factors to analyst and industry reports. We evaluated responses as to factors considered and evaluated whether the Company omitted any significant internal or external factors in their evaluation. We evaluated the credentials, expertise and reports of independent valuation experts retained by the Company to estimate the charter-free value of vessel assets. We evaluated the Company’s data and assumptions to ensure consistency with audit evidence obtained.

/s/ MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
March 24, 2022

SFL Corporation Ltd.

 CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2021, 2020 and 2019
(in thousands of $, except per share amounts)

	2021	2020	2019
Operating revenues
Interest income related parties – direct financing leases	1,500	1,744	3,796
Interest income other – sales-type, direct financing leases and leaseback assets	18,024	69,472	56,524
Service revenue related parties – direct financing leases	6,570	6,903	9,855
Profit sharing revenues – related parties	10,103	18,677	5,615
Profit sharing income – other	10,601	3,892	—
Time charter revenues – related parties	50,463	51,954	51,132
Time charter revenues – other	319,282	268,635	288,019
Bareboat charter revenues – related parties	28,898	—	—
Bareboat charter revenues – other	1,798	7,863	23,490
Voyage charter revenues – other	61,804	37,287	17,617
Other operating income	4,353	4,620	2,801
Total operating revenues	513,396	471,047	458,849
Gain on sale of assets, net	39,405	2,250	—
Operating expenses
Vessel operating expenses – related parties	28,623	30,276	33,092
Vessel operating expenses – other	128,109	125,367	101,342
Depreciation	138,330	111,279	116,381
Vessel impairment charge	1,927	333,149	60,054
Administrative expenses – related parties	740	1,178	1,484
Administrative expenses – other	12,234	10,222	8,719
Total operating expenses	309,963	611,471	321,072
Net operating income/(loss)	242,838	(138,174)	137,777
Non-operating income / (expense)
Interest income – related parties, long term loans to associated companies	6,921	11,925	14,128
Interest income – related parties, other	443	599	1,642
Interest income – other	86	876	4,294
Interest expense – other	(97,090)	(135,442)	(145,058)
Gain/(loss) on investments in debt and equity securities	995	(22,453)	67,701
(Loss)/gain on purchase of bonds and debt extinguishment	(727)	67,533	1,802
Gain on settlement of related party loan notes	—	4,446	—
Dividend income – related parties	—	6,030	2,590
Gain on sale of subsidiaries, non-operating	—	1,894	—
Other financial items, net	6,683	(25,945)	(12,753)
Net income/(loss) before equity in earnings of associated companies	160,149	(228,711)	72,123
Equity in earnings of associated companies	4,194	4,286	17,054
Net income/(loss)	164,343	(224,425)	89,177
Per share information:
Basic earnings/(loss) per share	$1.35	$(2.06)	$0.83
Weighted average number of shares outstanding, basic	122,141	108,972	107,614
Diluted earnings/(loss) per share	$1.30	$(2.06)	$0.83
Weighted average number of shares outstanding, diluted	139,383	108,972	107,696
Cash dividend per share declared and paid	$0.63	$1.00	$1.40

The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31, 2021, 2020 and 2019
(in thousands of $)

	2021	2020	2019
Comprehensive income/(loss), net of tax
Net income/(loss)	164,343	(224,425)	89,177
Fair value adjustments to hedging financial instruments	10,408	(7,695)	(12,748)
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	—	1,059	—
Fair value adjustments to available-for-sale securities	(1,101)	(4,608)	(2,190)
Earnings reclassification of previously deferred fair value adjustments to investment securities classified as available-for-sale securities	817	4,888	2,181
Other comprehensive income/(loss)	(2)	55	(6)
Other comprehensive income/(loss), net of tax	10,122	(6,301)	(12,763)
Comprehensive income/(loss)	174,465	(230,726)	76,414

 The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.
CONSOLIDATED BALANCE SHEETS
as of December 31, 2021 and 2020
(in thousands of $)

	2021	2020
ASSETS
Current assets
Cash and cash equivalents	145,622	215,445
Restricted cash	8,338	8,953
Investment in debt and equity securities	21,210	28,805
Due from related parties	8,557	7,718
Trade accounts receivable	11,134	6,666
Other receivables	15,444	22,024
Inventories	10,124	8,808
Prepaid expenses and accrued income	6,403	2,597
Investment in sales-type leases, direct financing leases and leaseback assets, current portion	23,484	55,420
Total current assets	250,316	356,436
Vessels and equipment, net	2,230,583	1,240,698
Vessels under finance lease, net	656,072	697,380
Investment in sales-type leases, direct financing leases and leaseback assets, long-term portion	181,282	622,123
Investment in associated companies	16,635	27,297
Newbuildings and vessel purchase deposits	57,093	—
Loans and long term receivables from related parties including associates	45,000	123,910
Financial instruments at fair value, long-term portion	3,184	3,406
Other long-term assets	19,132	21,961
Total assets	3,459,297	3,093,211
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	302,769	484,956
Finance lease liability, current portion	51,204	48,887
Due to related parties	1,295	2,724
Trade accounts payable	1,770	1,247
Accrued expenses	19,794	21,060
Financial instruments at fair value, current portion	738	1,572
Other current liabilities	22,746	16,085
Total current liabilities	400,316	576,531
Long-term liabilities
Long-term debt	1,586,445	1,164,113
Finance lease liability, long-term portion	472,996	524,200
Financial instruments at fair value, long-term portion	17,209	32,712
Other long-term liabilities	4	4
Total liabilities	2,476,970	2,297,560
Commitments and contingent liabilities
Stockholders' equity
Share capital ($0.01 par value; 300,000,000 shares authorized; 138,551,387 shares issued and outstanding as of December 31, 2021). ($0.01 par value; 300,000,000 shares authorized; 127,810,064 shares issued and outstanding as of December 31, 2020).	1,386	1,278
Additional paid-in capital	621,037	531,382
Contributed surplus	461,818	539,370
Accumulated other comprehensive loss	(9,194)	(19,316)
Accumulated deficit	(92,720)	(257,063)
Total stockholders' equity	982,327	795,651
Total liabilities and stockholders' equity	3,459,297	3,093,211
The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.
 CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2021, 2020 and 2019
(in thousands of $)

	2021	2020	2019
Operating activities
Net income/(loss)	164,343	(224,425)	89,177
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	138,330	111,279	116,381
Amortization of deferred charges	6,704	9,040	8,085
Amortization of seller's credit	—	—	(103)
Amortization of deferred charter revenue	6,672	6,641	5,406
Vessel impairment charge	1,927	333,149	60,054
Long-term assets impairment charge	—	—	9,168
Adjustment of derivatives to fair value recognized in net income	(11,591)	20,432	3,449
(Gain)/loss on investments in debt and equity securities	(995)	22,453	(67,701)
Equity in earnings of associated companies	(4,194)	(4,286)	(17,054)
Gain on sale of assets	(39,405)	(2,250)	—
Gain on sale of subsidiaries	—	(1,894)	—
Repayments from investment in sales-type, direct financing and leaseback assets	36,276	60,590	44,143
Loss/(gain) on repurchase of bonds	727	(67,533)	(1,802)
Loss on early termination of swaps	—	4,538	—
Other, net	1,072	(6,559)	(4,620)
Changes in operating assets and liabilities
Trade accounts receivable	(4,073)	(2,352)	(1,608)
Due to/ from related parties	(4,317)	21,035	5,652
Other receivables and other current assets	6,518	(2,628)	(7,088)
Inventories	(1,315)	(873)	613
Prepaid expenses and accrued income	(3,806)	(962)	958
Trade accounts payable	447	(2,198)	1,500
Accrued expenses and other current liabilities	275	3,278	5,097
Net cash provided by operating activities	293,595	276,475	249,707
Investing activities
Additions to newbuildings and vessel purchase deposits	(61,351)	—	—
Additions to direct financing leases and leaseback assets	—	(65,030)	(211,065)
Purchase of vessels, capital improvements and other additions	(520,271)	(55,016)	(39,326)
Proceeds from sale of vessels	183,886	210,920	—
Proceeds from sale of subsidiaries, net of cash disposed of	—	14,676	—
Net amounts received from associated companies	9,998	31,467	15,925
Proceeds from sale of equity securities	—	23,661	82,783
Other investments and long-term assets, net	(1,312)	15,661	(18,198)
Net cash (used in)/provided by investing activities	(389,050)	176,339	(169,881)
Financing activities
Repayments of lease obligation liability	(48,887)	(68,599)	(63,663)
Proceeds from issuance of short-term and long-term debt	586,750	397,231	458,781
Repayments of short-term and long-term debt	(301,451)	(624,588)	(208,538)
Repurchase and redemption of bonds	(215,098)	(66,570)	(80,749)
Discount received on debt repurchased	—	—	1,654
Debt fees paid	(8,025)	(4,752)	(4,261)
Payment for early settlements of interest rate swaps, net	—	(4,539)	—
Principal settlements of cross currency swaps, net	—	(11,706)	(41,769)
Proceeds from shares issued, net of issuance costs	89,280	61,485	—
Cash dividends paid	(77,552)	(109,394)	(150,659)
Net cash provided by/(used in) financing activities	25,017	(431,432)	(89,204)
Net change in restricted cash and cash and cash equivalents	(70,438)	21,382	(9,378)
Cash, restricted cash and cash equivalents at start of the year	224,398	203,016	212,394
Cash, restricted cash and cash equivalents at end of the year	153,960	224,398	203,016

	2021	2020	2019
Cash, restricted cash and cash equivalents:
Cash and cash equivalents	145,622	215,445	199,521
Restricted cash	8,338	8,953	3,495
Cash, restricted cash and cash equivalents at end of the year	153,960	224,398	203,016

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	70,979	71,476	72,344

Details of non-cash investing and financing activities are provided in Note 23 - Share Capital, Additional Paid-In Capital And Contributed Surplus.

The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2021, 2020 and 2019
(in thousands of $, except number of shares)

	2021	2020	2019
Number of shares outstanding
At beginning of year	127,810,064	119,391,310	119,373,064
Shares issued	10,741,323	8,418,754	18,246
At end of year	138,551,387	127,810,064	119,391,310
Share capital
At beginning of year	1,278	1,194	1,194
Shares issued	108	84	—
At end of year	1,386	1,278	1,194
Additional paid-in capital
At beginning of year	531,382	469,426	468,844
Payments in lieu of issuing shares	(97)	—	—
Amortization of stock-based compensation	981	966	896
Stock-based compensation forfeitures	—	(96)	(83)
Shares issued- share option, dividend reinvestment and other schemes	89,269	61,400	—
Equity adjustments arising from reacquisition of convertible notes	(498)	(314)	(231)
At end of year	621,037	531,382	469,426
Contributed surplus
At beginning of year	539,370	648,764	680,703
Dividends declared	(77,552)	(109,394)	(31,939)
At end of year	461,818	539,370	648,764
Accumulated other comprehensive loss
At beginning of year	(19,316)	(13,015)	(220)
Fair value adjustments to hedging financial instruments	10,408	(7,695)	(12,748)
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	—	1,059	—
Fair value adjustments to available-for-sale securities	(1,101)	(4,608)	(2,190)
Earnings reclassification of previously deferred fair value adjustments to available-for-sale securities	817	4,888	2,181
Reclassification of ineffective portion of designated hedging instruments upon adoption of ASU 2017-12	—	—	(32)
Other comprehensive income/(loss)	(2)	55	(6)
At end of year (see breakdown below)	(9,194)	(19,316)	(13,015)
(Accumulated deficit)/retained earnings
At beginning of year	(257,063)	—	29,511
Impact of adoption of ASU 2016-13	—	(32,638)	—
Reclassification of ineffective portion of designated hedges and instruments upon adoption of ASU 2017-12	—	—	32
Net income/(loss)	164,343	(224,425)	89,177
Dividends declared	—	—	(118,720)
At end of year	(92,720)	(257,063)	—
Total stockholders' equity	982,327	795,651	1,106,369

Accumulated other comprehensive loss	2021	2020	2019
Fair value adjustments to hedging financial instruments relating to interest rate swaps	2,758	(5,564)	(1,514)
Fair value adjustments to hedging financial instruments relating to cross currency swaps	(7,280)	(7,162)	(7,289)
Fair value adjustments to hedging financial instruments relating to combined cross currency interest rate swaps	(4,942)	(7,146)	(4,433)
Reclassification of unrealized losses upon adoption of ASU 2017-12	(32)	(32)	(32)
Fair value adjustments to available-for-sale securities	631	915	635
Other items	(329)	(327)	(382)
Accumulated other comprehensive loss	(9,194)	(19,316)	(13,015)

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

As of December 31, 2021, the Company owned two very large crude oil carriers ("VLCCs"), three Suezmax crude oil carriers, five Supramax dry bulk carriers, two Kamsarmax dry bulk carriers, eight Capesize dry bulk carriers, 35 container vessels (including four chartered-in 19,200 and 19,400 twenty-foot equivalent units ("TEU") container vessels and seven 10,600 TEU and 14,000 TEU container vessels financed through sale and leaseback), two car carriers, one jack-up drilling rig, one ultra-deepwater drilling unit, two chemical tankers and four oil product tankers. In addition, the Company has one VLCC which is accounted for as a leaseback asset. (See Note 17: Investments in Sales-Type Leases, Direct Financing Leases and Leaseback Assets). The Company has also contracted to acquire four dual-fuel 7,000 Car Equivalent Unit ("CEU") newbuilding car carriers, currently under construction. The vessels are expected to be delivered in 2023 and 2024. (See Note 14: Newbuildings and Vessel Purchase Deposits).

As of December 31, 2021, the four chartered-in 19,200 and 19,400 TEU container vessels referred to above were included in an entity accounted for using the equity method following the sale of 50.1% of the shares of its holding company in 2020. (See Note 18: Investment in Associated Companies).

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

As detailed in Note 25: Related Party Transactions, the Company has, or has had, profit sharing arrangements with Frontline Shipping Limited ("Frontline Shipping"), and Golden Ocean Group Limited ("Golden Ocean"). In addition, the Company's charter agreements relating to seven containerships chartered to Maersk on a time charter basis include an arrangement where we receive a share of the fuel savings, dependent on the price difference between IMO compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers. Amounts receivable under these arrangements are accrued on the basis of amounts earned at the reporting date.

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

If circumstances arise which lead the Company to believe that the issuer of a corporate bond may be unable to meet its payment obligations in full, or that the fair value at acquisition of the share investment or corporate bond may otherwise not be fully recoverable, then to the extent that a loss is expected to arise that unrealized loss is recorded as an impairment in the statement of operations, with an adjustment if necessary to any unrealized gains or losses previously recorded in other comprehensive income. In determining whether the Company has an other-than-temporary impairment in its investment in bonds, in addition to the Company’s intention and ability to hold the investments until the market recovers, the Company considers the period of decline, the amount and the severity of the decline and the ability of the investment to recover in the near to medium term. The Company also evaluates if the underlying security provided by the bonds is sufficient to ensure that the decline in fair value of these bonds did not result in an other-than-temporary impairment.

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

On December 31, 2020, the Company sold 50.1% of the shares of River Box Holding Inc. (“River Box”) to a subsidiary of Hemen, a related party. The Company has accounted for its remaining 49.9% ownership in River Box using the equity method from this date. (See Note 18: Investment in Associated Companies).

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

Where an asset is subject to an operating lease that includes fixed price purchase options, the projected net book value of the asset is compared to the option price at the various option dates. If any option price is less than the projected net book value at an option date, the initial depreciation schedule is amended so that the carrying value of the asset is written down on a straight line basis to the option price at the option date. If the option is not exercised, this process is repeated so as to amortize the remaining carrying value, on a straight line basis, to the estimated recycling value or the option price at the next option date, as appropriate.

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

Capitalized interest

Interest expense is capitalized during the period of construction of newbuilding vessels based on accumulated expenditures for the applicable vessel at the Company's capitalization rate of interest. The amount of interest capitalized in an accounting period is determined by applying an interest rate (the "capitalization rate") to the average amount of accumulated expenditures for the vessel during the period. The capitalization rate used in an accounting period is based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts in excess of actual interest expense incurred in the period. In the year ended December 31, 2021, $0.4 million interest was capitalized in the cost of newbuildings (2020: $0.0 million; 2019: $0.0 million).

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

The difference between the fair value of the leased asset and the costs results in a selling profit or loss. A selling profit is recognized at lease commencement for sales-type leases and over the lease term for direct financing leases. Selling loss is recognized at lease commencement for both sales-type and direct financing leases. The fair value is considered to be the cost of acquiring the vessel unless a significant period has elapsed between the acquisition of the vessel and the commencement of the lease.

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

Leaseback assets

Any vessels purchased and leased back to the same party are evaluated under sale and leaseback accounting to determine whether it is appropriate to account for the transaction as a sale and purchase of an asset, respectively. If control is deemed not to have passed to the Company as purchaser, due for example to the lessee having purchase options, the transaction is accounted for under ASC 310 where the purchase price paid is accounted for as loan receivable and described as a leaseback asset. Interest income is recognized on the aggregate loan receivable based on the imputed interest rate and the part of the rental income received is allocated as a reduction of the vessel loan balance.

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

Recently Adopted Accounting Standards

In December 2019, the FASB issued ASU No, 2019-12 "Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes". ASU 2019-12 removes specific exceptions to the general principles in Topic 740 in Generally Accepted Accounting Principles (GAAP) and also improves the financial statements preparers' application of income tax-related guidance and simplifies GAAP. ASU 2019-12 was effective for fiscal years beginning after 2020, and interim periods within those fiscal years. The adoption of ASU 2019-12 did not have a material impact to the Company’s consolidated financial position, results of operations or cash flows.

In January 2020, the FASB issued ASU 2020-01 "'Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815". ASU 2020-01 among other things clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments—Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The new ASU clarifies that, when determining the accounting for certain forward contracts and purchased options a company should not consider, whether upon settlement or exercise, if the underlying securities would be accounted for under the equity method or fair value option. ASU 2020-01 was effective for fiscal years, and interim periods after December 15, 2020. The adoption of ASU 2020-01 did not have a material impact to the Company’s consolidated financial position, results of operations or cash flows.

In October 2020, the FASB issued ASU 2020-08 "Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs". ASU 2020-08 clarifies that an entity should reevaluate whether a callable debt security is within the scope of ASC paragraph 310-20-35-33 for each reporting period. ASU 2020-08 was effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2020. The adoption of ASU 2020-08 did not have a material impact to the Company’s consolidated financial position, results of operations or cash flows.

In October 2020, the FASB issued ASU 2020-10 "Codification Improvements". ASU 20201-10 affects a wide variety of Topics in the Codification. ASU 2020-10 was effective for annual periods beginning after December 15, 2020. The adoption of ASU 2020-10 did not have a material impact to the Company’s consolidated financial position, results of operations, cash flows or in the notes to financial statements.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

The following is a brief discussion of a selection of recently released accounting pronouncements that are pertinent to the Company's business:

In October 2021, the FASB issued ASU No. 2021-08, "'Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers" ("ASU 2021-08"). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2022, and are applied prospectively to business combinations that occur after the effective date. The Company will evaluate these amendments based on the facts and circumstances of any future business combinations.

In July 2021, the FASB issued ASU No. 2021-05, "Leases (Topic 842): Lessors—Certain Leases with Variable Lease Payments" ("ASU 2021-05"). The amendments in this ASU affect lessors with lease contracts that (1) have variable lease payments that do not depend on a reference index or a rate and (2) would have resulted in the recognition of a selling loss at lease commencement if classified as sales-type or direct financing. The Update stipulates that lessors with such leases should classify them as operating leases if both of the following criteria are met: (1) The lease would have been classified as a sales-type lease or a direct financing lease in accordance with the classification criteria in ASC paragraphs 842-10-25-2 through 25-3; and (2) The lessor would have otherwise recognized a day-one loss. This new standard amends the lease classification requirements for lessors to align them with practice under ASC Topic 840. When a lease is classified as operating, the lessor does not recognize a net investment in the lease, does not derecognize the underlying asset, and, therefore, does not recognize a selling profit or loss. ASU 2021-05 is effective for fiscal years and interim periods beginning after December 15, 2021. Entities have the option to apply the amendments either (1) retrospectively to leases that commenced or were modified on or after the adoption of Update 2016- 02 or (2) prospectively to leases that commence or are modified on or after the date that an entity first applies the amendments. The Company intends to choose the prospective option and the effect on the financial statements will be evaluated based on the facts and circumstances of future lease contracts.

In May 2021, the FASB issued ASU No. 2021-04, "Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options" ("ASU 2021-04"). This new standard provides guidance for a modification or an exchange of a freestanding equity-classified written call option that is not within the scope of another Topic. It specifically addresses: (1) How an entity should treat a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange; (2) How an entity should measure the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange; and (3) How an entity should recognize the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange. ASU 2021-04 is effective for fiscal years and interim periods beginning after December 15, 2021. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting". Accounting Standards Codification (“ASC”) 848 provided temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to reduce the financial reporting burden in light of the market transition from London Interbank Offered Rates (“LIBOR”) and other reference interest rates to alternative reference rates. Under ASC 848, companies can elect not to apply certain modification accounting requirements to contracts affected by reference rate reform if certain criteria are met. An entity that makes this election would not be required to remeasure the contracts at the modification date or reassess a previous accounting determination. The amendments of ASC 848 apply only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. In January 2021, the FASB issued ASU 2021-01, which clarified the scope of Topic 848 in relation to derivative instruments and contract modifications. The amendments in these updates are elective and are subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in these updates are effective for all entities from March 12, 2020 through to December 31, 2022. The Company has determined that the reference rate reform will impact its floating rate debt facilities and interest rate swaps contracts. In order to preserve the presentation of derivatives consistent with past presentation, the Company expects to take advantage of the expedients and exceptions provided by the ASUs when LIBOR is discontinued and replaced with alternative reference rates.

In August 2020, the FASB issued ASU No. 2020-06, "Accounting for Convertible Instruments and Contracts in an Entity's Own Equity" ("ASU 2020-06"). ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost or will be accounted for as a single equity instrument measured at its historical cost, as long as no other features require bifurcation and recognition as derivatives. By removing those separation models, the interest rate of convertible debt instruments typically will be closer to the coupon interest rate. ASU 2020-06 also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective from January 1, 2022 and the Company plans to adopt the amendments on a modified retrospective basis. Based on a preliminary assessment the Company expects the adoption of ASU 2020-06 to involve adjustments to the opening balance of retained earnings, additional paid-in capital and unamortized debt issuance costs. The Company estimates the net impact of this adjustment to stockholders' equity to be less than $2 million, although this is subject to change based upon repurchases and issuances of convertible debt prior to implementation. Also, it is not expected that the amendments will have any material impact on the Company's calculation of basic or diluted earnings per share.

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

Other Jurisdictions

Certain of the Company's subsidiaries and branches in Norway, Singapore and the United Kingdom are subject to income tax in their respective jurisdictions. The tax paid by subsidiaries of the Company that are subject to income tax is not material.

6.    EARNINGS (LOSS) PER SHARE

The computation of basic earnings (loss) per share ("EPS") is based on the weighted average number of shares outstanding during the year and the consolidated net income or loss of the Company. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31,
(in thousands of $)	2021	2020	2019
Basic earnings (loss) per share:
Net income/(loss) available to stockholders	164,343	(224,425)	89,177
Diluted earnings (loss) per share:
Net income/(loss) available to stockholders	164,343	(224,425)	89,177
Interest and other expenses/(gains) attributable to convertible notes	16,166	—	(304)
Net income/(loss) assuming dilution	180,509	(224,425)	88,873

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31,
(in thousands)	2021	2020	2019
Basic earnings per share:
Weighted average number of common shares outstanding*	122,141	108,972	107,614
Diluted earnings per share:
Weighted average number of common shares outstanding*	122,141	108,972	107,614
Effect of dilutive share options	—	—	81
Effect of dilutive convertible notes	17,242	—	1
Weighted average number of common shares outstanding assuming dilution	139,383	108,972	107,696

	Year ended December 31,
	2021	2020	2019
Basic earnings/(loss) per share:	$1.35	$(2.06)	$0.83
Diluted earnings/(loss) per share:	$1.30	$(2.06)	$0.83

*The weighted average number of common shares outstanding excludes 8,000,000 shares initially issued and loaned as part of a share lending arrangement originally relating to the Company's issuance of 5.75% senior unsecured convertible bonds in October 2016. After the maturity of these bonds, the Company entered into a general share lending agreement with another counterparty and the 8,000,000 shares were transferred into its custody. The weighted average number of common shares outstanding also excludes 3,765,842 shares issued as of December 31, 2021 from up to 7,000,000 shares issuable under a share lending arrangement relating to the Company's issuance of 4.875% senior unsecured convertible bonds in April and May 2018. These 3,765,842 shares, which were issued and loaned, are owned by the Company and are to be returned on or before maturity of the bonds in 2023, pursuant to the terms of the applicable share lending arrangement, although the Company may enter into additional lending arrangements in respect of these shares upon the maturity of the existing lending arrangement. (See also Note 23: Share Capital, Additional Paid-In Capital and Contributed Surplus).

In October 2021, the Company redeemed the full amount outstanding under the 5.75% senior unsecured convertible bonds due 2021. The remaining outstanding principal amount of $144.7 million was fully satisfied in cash. During the year ended December 31, 2021, the Company purchased bonds with principal amounts totaling $67.6 million from the 5.75% senior unsecured convertible bonds due 2021. As of December 31, 2021, the principal amounts of the repurchased bonds were anti-dilutive, assuming if converted, at the start of the period.

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

7.    OPERATING LEASES

Rental income

The minimum future revenues to be received under the Company's non-cancelable operating leases on its vessels as of December 31, 2021, are as follows:

Year ending December 31,	(in thousands of $)
2022	430,170
2023	379,089
2024	260,409
2025	108,002
2026	105,541
Thereafter	101,174
Total minimum lease revenues	1,384,385

The minimum future revenues above are based on payments receivable from the charterers and do not include contingent rental income. Revenues included in income are recognized on a straight-line basis.

Contingent rental income

As of December 31, 2021, the Company had installed scrubbers or EGCS on 16 vessels accounted for as operating leases (seven container vessels, seven Capesize bulk carriers and two Suezmax tankers), three container vessels accounted for as finance leases and two VLCCs accounted for as direct financing leases. As part of the agreement for the installation of scrubbers on the seven container vessels (2020: five), which were on time charter contracts, accounted for as operating leases, it was agreed that the Company will receive contingent income based on the cost savings achieved by the charterer on fuel arising from using the scrubbers from January 1, 2020. During the year ended December 31, 2021, the Company recorded an income of $10.6 million in connection with the cost savings agreement (December 31, 2020: $3.9 million).

The cost and accumulated depreciation of vessels (owned and under finance leases) leased to third parties on non-cancelable operating leases as of December 31, 2021 and 2020 were as follows:

(in thousands of $)	2021	2020
Cost	3,393,588	2,245,889
Accumulated depreciation	(610,622)	(465,033)
Total	2,782,966	1,780,856

8.    GAIN ON SALE OF ASSETS

The Company has recorded gains on sale of assets as follows:

	Year ended December 31,
(in thousands of $)	2021	2020	2019
Gain on sale of vessels	39,405	2,250	—

During the year ended December 31, 2021, 15 feeder container vessels, which were accounted for as direct financing leases and three feeder container vessels which were accounted for as leaseback assets, were sold to an unrelated party. The Company received net sale proceeds of $82.0 million and recorded a gain of $0.6 million on disposal of these vessels during the year ended December 31, 2021.

Also during the year ended December 31, 2021, seven Handysize dry bulk carriers, which were accounted for as operating lease assets, were sold to an unrelated third party for total net sale proceeds of $97.7 million. A gain of $39.3 million was recorded on the disposal during the year ended December 31, 2021.

The drilling unit West Taurus, which was accounted for as an operating lease asset, was sold for recycling to a ship recycling facility in Turkey during the year ended December 31, 2021. A loss of $0.6 million was recorded on recycling during the year ended December 31, 2021. The wholly owned subsidiary owning the rig (SFL Deepwater Ltd) was initially accounted for using the equity method. In October 2020, the subsidiary ceased to be accounted for as an associate and became consolidated. (See Note 18: Investment in Associated Companies and Note 25: Related Party Transactions).

During the year ended December 31, 2020, the VLCC Front Hakata, which was accounted for as a direct financing lease asset, was sold to an unrelated third party. A gain of $1.4 million was recorded on the disposal. The Company received net sale proceeds of $30.3 million, net of $3.2 million compensation paid for early termination of the charter. (See Note 25: Related Party Transactions).

The four offshore support vessels Sea Cheetah, Sea Jaguar, Sea Halibut and Sea Pike, which were accounted for as operating lease assets, were sold to an unrelated third party for total net sale proceeds of $4.3 million. A gain of $0.9 million was recorded on the disposal during the year ended December 31, 2020.

The offshore support vessel Sea Leopard, which was accounted for as a direct financing lease asset, was sold to an unrelated third party for recycling and a loss of $0.03 million was recorded on the disposal during the year ended December 31, 2020.

The VLCCs Hunter Atla, Hunter Saga and Hunter Laga, which were accounted for as leaseback assets, were sold to an unrelated third party for total net sale proceeds of $176.2 million. The Company recorded no gain or loss on the sale of these vessels during the year ended December 31, 2020 as the sale proceeds equaled their carrying value at date of sale.

No gain or loss on sale of assets was recorded during the year ended December 31, 2019.

9.    GAIN ON SALE OF SUBSIDIARIES

No subsidiaries were sold during the years ended December 31, 2021 and December 31, 2019.

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

As of December 31, 2021 the balance of the long-term loan from SFL to River Box was $45.0 million (2020: $45.0 million). (See Note 25: Related Party Transactions).

The Company has accounted for the remaining 49.9% ownership in River Box using the equity method. (See Note 18: Investment in Associated Companies).

10.    OTHER FINANCIAL ITEMS, NET

Other financial items comprise the following items:

	Year ended December 31,
(in thousands of $)	2021	2020	2019
Net payments on non-designated derivatives relating to interest rate swaps	(6,707)	(4,575)	1,389
Net payments on non-designated derivatives relating to cross currency swaps	(8)	(6)	—
Net payments on non-designated derivatives relating to combined cross currency and interest rate swaps	—	(152)	(194)
Net payments relating to the settlement of interest rate swaps following the refinancing of debt	—	(4,539)	—
Total net cash movement on non-designated derivatives and swap settlements	(6,715)	(9,272)	1,195
Net (decrease)/increase in mark-to-market valuation of non-designated derivatives relating to interest rate swaps	11,607	(15,314)	(4,123)
Net (decrease)/increase in mark-to-market valuation of non-designated derivatives relating to cross currency swaps	(16)	5	—
Net (decrease)/increase in mark-to-market valuation of non-designated derivatives relating to combined cross currency and interest rate swaps	—	(5,124)	673
Total net movement in fair value of non-designated derivatives	11,591	(20,433)	(3,450)
Allowance for expected credit losses	722	(1,771)	—
Impairment of long-term receivables	—	—	(9,168)
Other items	1,085	5,531	(1,330)
Total other financial items, net	6,683	(25,945)	(12,753)

The net movement in the fair values of non-designated derivatives and net cash payments thereon relate to non-designated, terminated or de-designated interest rate swaps, cross currency interest rate swaps and cross currency swaps. Changes in the fair values of the effective portion of interest rate swaps that are designated as cash flow hedges are reported under "Other comprehensive income". Following the adoption of ASU 2017-12 from January 2019, the Company now recognizes all changes in the fair value of swaps designated as accounting hedges in other comprehensive income. The adoption of the standard resulted in an opening balance adjustments of $32,000 to retained earnings and other comprehensive income on January 1, 2019.

The above net movement in the valuation of non-designated derivatives in the year ended December 31, 2021, includes $0.0 million (2020: $1.1 million; 2019: $0.0 million) reclassified from "Other comprehensive income", as a result of certain interest rate swaps relating to loan facilities no longer being designated as cash flow hedges.

Other items in the year ended December 31, 2021, includes an equity distribution of $2.6 million from the Norwegian Shipowners’ Mutual War Risks Insurance Association ("DNK"). The total equity distribution paid by DNK to its members was made in proportion to premiums paid over a 10-year period.

Following the adoption of ASU 2016-13 "Financial Instruments - Credit Losses" from January 2020, the Company now recognizes, among other things, a measurement of expected credit losses for financial assets held at the reporting date which are within the scope of the ASU, based on historical experience, current conditions and reasonable supportable forecasts. During the year ended December 31, 2020, the Company recorded a credit loss provision of $1.8 million in the Consolidated Statement of Operations, with a corresponding allowance for credit loss amount reported as a reduction in the related balance sheet amount of Trade receivables, Other receivables, Related party receivables, Other long term assets and Investments in sales-type leases, direct financing leases and leaseback assets. During the year ended December 31, 2021, the Company recorded a decrease in the credit loss provision of $0.7 million. (See Note 27: Allowance for Expected Credit Losses).

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

The loan note is unsecured and not guaranteed by its holding company. During the year ended December 31, 2019, the Company concluded that the loan note may no longer be recoverable and recorded an impairment charge of long term receivables of $8.2 million against it. During the year ended December 31, 2019, the Company also recorded an impairment charge of long term receivables of $0.9 million against its non-amortizing loan note from Apexindo, following revisions to the agreement.

On October 20, 2020, Solstad held an extraordinary general meeting to approve its proposed debt restructuring to partly compensate stakeholders for prior losses incurred in connection with their failure to meet obligations on certain loans and lease agreements. SFL received 4.4 million shares in Solstad and cash compensation of NOK10 million ($1.1 million) which is included in other items above. The shares were subsequently sold by the Company and a gain on the sale of shares of $2.6 million was recorded in the Statement of Operations in the year ended December 31, 2020. (See Note 11: Investment in Debt and Equity Securities).

Other items in the year ended December 31, 2021, include a net loss of $0.4 million arising from foreign currency translations (2020: gain of $5.6 million; 2019: gain of $0.3 million). Other items also include bank charges and fees relating to loan facilities.

11.    INVESTMENTS IN DEBT AND EQUITY SECURITIES

Marketable securities held by the Company consist of corporate bonds and equity securities.

(in thousands of $)	2021	2020
Corporate Bonds
Balance at start of the year	9,431	12,753
Additions during the year	1,350	1,287
Unrealized (loss)/gain recorded in other comprehensive income	(284)	279
Accumulated other-than-temporary impairment*	(817)	(4,888)
Balance at end of the year	9,680	9,431

Equity Securities
Balance at start of the year	19,374	61,326
Disposals during the year	(9,608)	(23,661)
Unrealized gain /(loss)*	1,087	(22,428)
Realized gain*	725	4,864
Foreign currency translation loss	(48)	(727)
Balance at the end of year	11,530	19,374

Total Investment in Debt and Equity Securities	21,210	28,805

Equity Securities pledged to creditors	10,238	9,007

*Balances included in "Gain/(loss) on investments in debt and equity securities" in the Consolidated Statements of Operations.

Corporate Bonds

The corporate bonds are classified as available-for-sale securities and are recorded at fair value, with unrealized gains and losses recorded as a separate component of "Other comprehensive income".

	Year ended December 31, 2021			Year ended December 31, 2020
(in thousands of $)	Amortised Cost	Unrealised gains/ (losses)*	Fair value	Amortised Cost	Unrealised gains/ (losses)*	Fair value

NorAm Drilling	4,132	487	4,619	4,132	511	4,643
NT Rig Holdco 12%	4,917	144	5,061	3,567	404	3,971
NT Rig Holdco 7.5%	—	—	—	817	—	817
Total corporate bonds	9,049	631	9,680	8,516	915	9,431

NorAm Drilling Company AS ("NorAm Drilling")

During the year ended December 31, 2021, the Company recognized an unrealized gain of $0.0 million in Other Comprehensive Income (2020: $0.0 million; 2019: $0.1 million) in relation to NorAm Drilling bonds.

Oro Negro Drilling Pte. Ltd ("Oro Negro") and NT Rig Holdco ("NT Rig Holdco")

During the year ended December 31, 2021, the Company acquired additional NT Rig Holdco Liquidity 12% bonds for a total purchase price of $1.4 million (2020: $1.3 million).

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

In the year ended December 31, 2021, the Company recognized an unrealized loss of $0.3 million (2020: gain $0.4 million) in respect of the NT Rig Holdco 12% Bonds and an unrealized gain of $0.0 million (2020: $0.0 million) in respect of the NT Rig Holdco 7.5% Bonds. In June 2021, an impairment loss of $0.8 million (2020: $4.3 million) was recorded in the Consolidated Statement of Operations in relation to the NT Rig Holdco 7.5% Bonds.

Equity Securities

Changes in the fair value of equity investments are recognized in net income.

(in thousands of $)	2021	2020
Frontline*	10,238	9,007
NorAm Drilling	1,292	1,484
ADS Maritime Holding (formally ADS Crude Carriers)	—	8,883
Total shares	11,530	19,374

*As of December 31, 2021, the carrying value of the shares held in Frontline Ltd. (“Frontline”) pledged to creditors is $10.2 million (2020: $9.0 million).

Frontline Shares

As of December 31, 2021, the Company held approximately 1.4 million shares (2020: 1.4 million shares) in Frontline. (See Note 25: Related Party Transactions).

In December 2019, the Company entered into a forward contract to repurchase approximately 3.4 million shares of Frontline on June 30, 2020 for $36.8 million. During the year ended December 31, 2020, the Company repurchased and simultaneously sold approximately 2.0 million shares in Frontline for total proceeds of $21.1 million and recorded realized gains of $2.3 million in the Statement of Operations in respect of the sales.

As of December 31, 2020, the Company had a forward contract, with an initial expiration date in January 2021, to repurchase 1.4 million shares of Frontline at a repurchase price of $16.2 million including deemed interest. During 2021, the Company has continuously renewed the forward contract and as of December 31, 2021, the Company had a forward contract, which expired in January 2022, to repurchase 1.4 million shares of Frontline, at a repurchase price of $16.4 million including accrued interest. This forward contract related to 1.4 million shares has subsequently been rolled over to July 2022, at a repurchase price of $16.6 million including deemed accrued interest. These transactions have been accounted for as secured borrowing, with the shares retained in 'Marketable Securities pledged to creditors' and a liability recorded as of December 31, 2021 within debt for $15.6 million (2020: $15.6 million). (See also Note 21: Short-Term and Long-Term Debt).

In the year ended December 31, 2021, the Company recognized a fair value adjustment gain of $1.2 million (2020: loss $16.0 million; 2019: gain $25.0 million) in the Statement of Operations.

NorAm Drilling

As of December 31, 2021 the Company held approximately 1.3 million shares (2020: 1.3 million) in NorAm Drilling which traded in the Norwegian Over the Counter market ("OTC"). The Company recognized a mark to market loss of $0.1 million (2020: loss $2.5 million, 2019: gain $0.4 million) in the Statement of Operations in the year ended December 31, 2021, together with a foreign exchange loss of $0.0 million (2020: $0.3 million; 2019: $0.0 million) in Other Financial Items in the Statement of Operations. (See also Note 25: Related Party Transactions).

ADS Maritime Holding

In 2018 the Company had acquired 4 million shares in ADS Maritime Holding Plc, formerly known as ADS Crude Carriers Plc (“ADS Maritime Holding”) for a total consideration of $10 million. (See Note 25: Related Party Transactions). In the year ended December 31, 2021, the Company recognized a mark to market gain of $0.0 million (2020: loss $3.9 million, 2019: gain $3.7 million) in the Statement of Operations, along with a foreign exchange gain of $0.0 million (2020: loss $0.4 million, 2019: gain $0.3 million) in Other Financial Items in the Statement of Operations.

In March 2021, the Company received a capital dividend of approximately $8.8 million from ADS Maritime Holding following the sale of its remaining two vessels. Also in March 2021, the Company sold its remaining shares in ADS Maritime Holding for a consideration of approximately $0.8 million, recognizing a gain of $0.7 million on disposal.

Solstad Offshore ASA

During the year ended December 31, 2020, the Company received 4.4 million shares in Solstad Offshore ASA as part of a debt restructuring agreement, alongside cash compensation of NOK10 million ($1.1 million). The shares were subsequently sold by the Company and a gain of $2.6 million was recorded in connection with the sale of the shares in the Statement of Operations in the year ended December 31, 2020. (See also Note 10: Other Financial Items).

12.    TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Trade accounts receivable

Trade accounts receivable are presented net of the allowances for doubtful debts and expected credit losses. The allowance for doubtful debts was $0.0 million (2020: $0.0 million) and expected credit losses relating to trade accounts receivable was $0.1 million as of December 31, 2021 (2020: $0.0 million). As of December 31, 2021, the Company has no reason to believe that any remaining amount included in trade accounts receivable will not be recovered through due process or negotiation. (See also Note 27: Allowance for Expected Credit Losses).

Other receivables

Other receivables, mainly include amounts due from vessel managers and claims receivable, which are presented net of the allowance for doubtful debts and expected credit losses. The allowance for doubtful debts was $0.0 million (2020: $0.0 million) and the allowance for expected credit losses relating to other receivables was $0.5 million as of December 31, 2021 (2020: $0.9 million). (See also Note 27: Allowance for Expected Credit Losses).

13.    VESSELS AND EQUIPMENT, NET

Movements in the year ended December 31, 2021 summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Vessels and Equipment, net
Balance as of December 31, 2020	1,693,171	(452,473)	1,240,698
Depreciation	—	(97,022)	(97,022)
Vessel additions	519,181	—	519,181
Capital improvements	14,400	—	14,400
Transfer from associated companies	268,630	(7,079)	261,551
Vessel disposals	(68,107)	4,248	(63,859)
Reclassification from/(to) investments in sales-type/direct financing leases and leaseback assets	355,634	—	355,634
Balance as of December 31, 2021	2,782,909	(552,326)	2,230,583

During the year ended December 31, 2021, the Company purchased one 5,300 Twenty-foot Equivalent Unit ("TEU") container vessel, two 6,800 TEU container vessels, two 14,000 TEU container vessels, one Suezmax tanker and two LR2 product tankers for a total acquisition price of $519.2 million. Upon delivery, the vessels immediately commenced their long term charters.

During the year ended December 31, 2021, one drilling unit (West Linus), previously recorded as a direct financing lease, was reclassified to vessels and equipment at the carrying value of $355.6 million. The drilling unit is held by a wholly owned subsidiary of the Company (SFL Linus Ltd) and is leased to a subsidiary of Seadrill Limited (“Seadrill”), a related party. The reclassification occurred on March 9, 2021, following approval by the applicable bankruptcy court of the Interim Funding and Settlement Agreement signed between the Company and Seadrill, allowing Seadrill to pay reduced charter hire for West Linus during the interim period. The change in rate met the definition of a modification resulting in the lease being reclassified from a direct financing lease to an operating lease. (Refer to Note 17: Investment in Sales-Type Leases, Direct Financing Leases and Leaseback Assets and Note 18: Investment in Associated Companies).

In the year ended December 31, 2020, seven 4,100 TEU container vessels, previously recorded as operating lease assets, were reclassified as sales-type leases. The reclassification occurred as a result of amendments including extensions to the existing charter contracts. The cost and accumulated depreciation of the vessels reclassified from vessels and equipment to investment in sales-type leases were $87.6 million and $20.4 million, respectively. (Refer to Note 17: Investment in Sales-Type Leases, Direct Financing Leases and Leaseback Assets).

The capital improvements of $14.4 million (2020: $52.7 million) relate to exhaust gas cleaning systems ("EGCS" or "scrubbers") and ballast water treatment systems ("BWTS") installed on 10 vessels (2020: 16 vessels) during the year ended December 31, 2021. Advances paid in respect of vessel upgrades in relation to EGCS and BWTS were included within "other long-term assets", until such time as the equipment was installed on the vessels, at which point the amounts were transferred to "Vessels and equipment, net".

Total depreciation expense for vessels and equipment was $97.0 million for the year ended December 31, 2021 (2020: $71.3 million; 2019: $80.3 million).

In August 2021, the Company consolidated the wholly owned subsidiary owning the drilling unit West Hercules that was previously accounted for using the equity method of accounting. (Refer to Note 18: Investment in Associated Companies). As a result, the carrying value of the drilling unit of $261.6 million, was recognized in Vessels and Equipment, net.

In the year ended December 31, 2020, the Company consolidated the wholly owned subsidiary owning the drilling unit West Taurus that was previously accounted for using the equity method of accounting. (Refer to Note 18: Investment in Associated Companies). As a result, the entity has been consolidated in the financial statements and the carrying value of the drilling unit, of $258.1 million, was recognized in vessels and equipment, net. In September 2021, the rig was sold to a ship recycling facility in Turkey. During the year ended December 31, 2021, the Company recorded an impairment loss of $1.9 million (2020: $252.6 million) prior to disposal and a loss on sale of $0.6 million was recognized in the Consolidated Statement of Operations. (Refer to Note 8: Gain on Sale of Assets).

No impairment losses were recorded during the year ended December 31, 2021, other than the West Taurus impairment described above. In the year ended December 31, 2020, we recorded further impairment losses of $80.3 million against the carrying value of seven Handysize bulk carriers (2019: $55.5 million against the carrying value of four offshore support vessels and two feeder container vessels). The impairment charge arose in the year ended December 31, 2020, as a result of revised future cashflow estimates following uncertainty over future demand combined with negative implications for global trade of dry bulk commodities as a result of the COVID-19 outbreak.

During the year ended December 31, 2021, the Company entered into agreements to sell seven Handysize bulk carriers to an unrelated party based in Asia. The vessels were delivered to the buyer in the fourth quarter of 2021 and the Company recognized a net gain on disposal of $39.3 million. (Refer to Note 8: Gain on Sale of Assets).

During the year ended December 31, 2020, the Company sold five offshore support vessels and recorded a net gain of $0.9 million in connection with the disposals. (Refer to Note 8: Gain on Sale of Assets). Four of these vessels were accounted for as operating leases within Vessels and Equipment, net, and the other one was accounted for as a direct financing lease. (Refer to Note 17: Investment in Direct Financing, Sales-Type and Leaseback Assets). No vessel disposals took place in the year ended December 31, 2019.

In 2018, the Company had entered into a restructuring agreement with subsidiaries of Solstad, whereby the Company would receive 50% of the agreed charter hire for two of the offshore support vessels. All other contracted charter hire income earned from fixed assets and direct financing lease assets was to be deferred until the end of 2019. In April 2019, Solship announced that a Standstill Agreement had been entered into with, amongst others, the Company whereby 100% of charter hire for vessels on charter to Solship was to be deferred. Solship announced that the Standstill Agreement had been extended until March 31, 2020, subject to agreed milestones being met throughout the suspension period. During the year ended December 31, 2019, all the vessels were impaired as described above. In October 2020, Solstad held an extraordinary general meeting (“EGM”) to approve its proposed debt restructuring to partly compensate stakeholders for prior losses incurred in connection with their failure to meet obligations on certain loans and lease agreements. SFL received 4.4 million shares in Solstad and cash compensation of NOK10 million ($1.1 million) which is included in other financial items. The shares were subsequently sold by the Company and a gain on the sale of shares of $2.6 million was recorded in the Statement of Operations in the year ended December 31, 2020. (Refer to Note 11: Investment in Debt and Equity Securities).

Acquisitions, disposals and impairments in respect of vessels accounted for as sales-type leases, direct financing leases, leaseback assets and vessels under finance leases are discussed in Note 17: Investment in Sales-Type Leases, Direct Financing Leases and Leaseback Assets and Note 15: Vessels under Finance Lease, net.

14.NEWBUILDINGS AND VESSEL PURCHASE DEPOSITS

During the year ended December 31, 2021, the Company paid total installments of $14.9 million in relation to two dual-fuel 7,000 Car Equivalent Unit ("CEU") newbuilding car carriers, currently under construction. The vessels are expected to be delivered in 2023 and will immediately commence a 10-year period time charter with Volkswagen Group.

During the year ended December 31, 2021, the Company paid total installments of $31.2 million in relation to another two dual-fuel 7,000 CEU newbuilding car carriers, currently under construction. The vessels are expected to be delivered in 2024 and will immediately commence a 10-year period time charter with Kawasaki Kisen Kaisha Ltd. (“K Line”).

Also during the year ended December 31, 2021, the Company paid a deposit of $11.0 million in connection with the acquisition of two Suezmax tankers. The vessels were delivered in January and February 2022 and immediately commenced a 5-year period time charter with Trafigura Maritime Logistics Pte. Ltd (“Trafigura”). (See Note 30: Subsequent Events).

There were no amounts recognized in relation to newbuildings and vessel purchase deposits as of December 31, 2020.

15.VESSELS UNDER FINANCE LEASE, NET

Movements in the year ended December 31, 2021 summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Vessels under Finance Lease, net
Balance as of December 31, 2020	777,939	(80,559)	697,380
Depreciation	—	(41,308)	(41,308)
Balance as of December 31, 2021	777,939	(121,867)	656,072

As of December 31, 2021, seven vessels were accounted for as vessels under finance lease, made up of four 14,000 TEU container vessels and three 10,600 TEU container vessels. The vessels are leased back for an original term ranging from six to 11 years, with options to purchase each vessel after six years.

Total depreciation expense for vessels under finance lease amounted to $41.3 million for the year ended December 31, 2021 and is included in depreciation in the consolidated statements of operations. (2020: $40.0 million; 2019: $36.1 million).

16.    OTHER LONG TERM ASSETS

Other long term assets comprise the following items:

(in thousands of $)	2021	2020
Capital improvements in progress	591	10,099
Collateral deposits on swap agreements	10,368	398
Value of acquired charter-out contracts, net	7,607	10,503
Other	566	961
Total other long-term assets	19,132	21,961

Capital improvements in progress comprises of advances paid and costs incurred in respect of vessel upgrades in relation to EGCS and BWTS on three vessels (2020: 11 vessels). This is recorded in other long term assets until such time as the equipment is installed on a vessel, at which point it is transferred to "Vessels and equipment, net" or "Investment in sales-type leases and direct financing leases". In the year ended December 31, 2021, the Company transferred costs of $14.4 million in respect of 10 vessels (2020: $52.7 million in respect of 16 vessels) to "Vessels and equipment, net".

During 2019, the Company agreed to fund EGCS installations on three 10,600 TEU container vessels. The installation of EGCS was completed in the year ended December 31, 2020 and costs of $22.9 million in respect of these vessels were transferred to 'Vessels under finance lease, net'.

During 2018, the Company purchased four container vessels, Thalassa Mana, Thalassa Tyhi, Thalassa Doxa and Thalassa Axia with pre-existing time charters to Evergreen. A value of $18.0 million was assigned to these charters in 2018. In the year ended December 31, 2021 the amortization charged to time charter revenue was $2.9 million (2020: $2.9 million; 2019: $2.9 million).

Other long term assets previously included $1.9 million in receivables relate to loan notes due from third parties arising from the early termination of charters. Following the adoption of ASU 2016-13 from January 1, 2020, the Company recognized a credit loss provision totaling $1.9 million against this long term receivables balance thereby resulting in a net balance of $0.0 million as of December 31, 2020. There was no movement to the foregoing during the year ended December 31, 2021.

Collateral deposits exist on our interest rate, cross currency interest rate and cross currency swaps. Further amounts may be called upon during the term of the swaps if interest rates or currency rates move adversely.

17.    INVESTMENTS IN SALES-TYPE LEASES, DIRECT FINANCING LEASES AND LEASEBACK ASSETS

Following the adoption of ASU 2016-02 from January 2019, the Company records new and modified leases as per ASC 842. The Company has elected the practical expedient to not reassess existing leases. The adoption of the standard resulted in no opening balance adjustments. See also Accounting policies within Note 2.

(in thousands of $)	2021	2020
Investments in sales-type and direct financing leases	147,230	592,102
Investments in leaseback assets	57,536	85,441
	204,766	677,543

As of December 31, 2021, the Company had a total of 12 vessel charters accounted for as sales-type and direct financing leases (2020: 28 vessels) and one vessel charter classified as leaseback assets (2020: four vessels).

Investments in sales-type and direct financing leases

As of December 31, 2021, the Company had two VLCC crude tankers accounted for as direct financing leases (2020: two VLCCs). These vessels are on charter to Frontline Shipping Limited ("Frontline Shipping") on long-term, fixed rate time charters which spans an average term of approximately five years as of December 31, 2021. Frontline Shipping is a wholly owned subsidiary of Frontline, a related party. The terms of the charters do not provide Frontline Shipping with an option to terminate the charters before the end of their terms. During the year ended December 31, 2019, these VLCC crude tankers, Front Energy and Front Force underwent EGCS installations. Costs of $4.2 million were capitalized to the net investment in lease balance of the two vessels, which represents a 50% share of joint costs with Frontline Shipping.

The VLCC Front Hakata was sold to an unrelated third party in February 2020. A gain on sale of $1.4 million was recognized in the Consolidated Statement of Operations. (Refer to Note 8: Gain on Sale of Assets and Note 25: Related Party Transactions).

The Company owned one offshore supply vessel accounted for as a direct financing lease which was chartered on a long-term bareboat charter. In February 2020, the Company entered into a Memorandum of Agreement to sell the offshore support vessel Sea Leopard for recycling to Green Yard AS, an unrelated third party. The vessel was delivered in May 2020. During the year ended December 31, 2020 the Company recorded an impairment loss of $0.2 million (2019: $5.0 million) prior to disposal and a loss on sale of $0.03 million was recognized in the Consolidated Statement of Operations. (Refer to Note 8: Gain on Sale of Assets and Note 25: Related Party Transaction).

As of December 31, 2020, the Company had 15 container vessels accounted for as direct financing leases which were chartered on long-term bareboat charters to MSC Mediterranean Shipping Company S.A. ("MSC"). The terms of the charters for the 15 container vessels provided the charterer with purchase options throughout the term of the charters and the Company with a put option at the end of the seven years charter period. During the year ended December 31, 2021, the 15 container vessels were sold and redelivered to MSC, following exercise of the applicable purchase options. (Refer to Note 8: Gain on Sale of Assets).

As of December 31, 2021, the Company had 10 (2020: 10) container vessels accounted for as a sales-type leases, all of which are on long-term bareboat charters to MSC. The terms of the charters for the 10 container vessels provide the charterer with a minimum fixed price purchase obligation at the expiry of each of the charters.

During the year ended December 31, 2020, seven 4,100 TEU container vessels, with a total net book value of $67.2 million, were reclassified from Vessels and Equipment net, to Investment in Sales-Type Leases. The reclassification occurred as a result of amendments to the existing charter contracts. Pursuant to each amended contract, the charterer has a fixed price purchase obligation at the expiry of the additional five year charter period. (Refer to Note 13: Vessels and Equipment, net).

During the year ended December 31, 2020, the Company recognized the amount of $361.0 million in investments in direct financing leases in respect of one drilling unit (West Linus) which is held by a wholly owned subsidiary of the Company (SFL Linus Ltd) and leased to a subsidiary of Seadrill. SFL Linus Ltd was previously determined to be a variable interest entity in which the Company was not the primary beneficiary and the subsidiary was accounted for under the equity method. Following changes to the financing agreement in October 2020 as a result of defaults by Seadrill, the Company was determined to be the primary beneficiary of SFL Linus Ltd and consolidates it from this date. On March 9, 2021, the applicable bankruptcy court approved the Interim Funding and Settlement Agreement signed between the Company and Seadrill, allowing Seadrill to pay reduced charter hire for West Linus during the interim period. The change in charter rate met the definition of a modification resulting in the lease being reclassified from a direct financing lease to an operating lease. A carrying value of $355.6 million was included in vessels and equipment in respect of the rig. (Refer to Note 13: Vessels and Equipment, net and Note 18: Investment in Associated Companies).

River Box was a previously wholly owned subsidiary of the Company. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. Following the sale of River Box, the investments in the four container vessels accounted for as direct financing leases of $540.9 million have been derecognized from the consolidated financial statements of the Company. (Refer to Note 9: Gain on Sale of Subsidiaries and Note 18: Investment in Associated Companies).

Investments in leaseback assets

When a sale and leaseback transaction does not qualify for sale accounting, the Company does not recognize the transferred vessels and instead accounts for the purchase as a leaseback asset.

In May 2020, SFL acquired a newbuild VLCC from Landbridge Universal Limited ("Landbridge") where control was not deemed to have passed to the Company due to the presence of repurchase options in the lease on acquisition and therefore was classified as a leaseback asset. Upon delivery, the vessel immediately commenced a seven year bareboat charter back to Landbridge. The charterer has purchase options throughout the term of the charters and there is a purchase obligation at the end of the seven-year period.

During the year ended December 31, 2019, the Company acquired six vessels where control was not deemed to have passed to the Company due to the existence of repurchase options in the leases on acquisition. These have therefore been classified as 'leaseback assets'. These comprised of three second-hand feeder size container vessels which were acquired in a purchase and leaseback with subsidiaries of MSC. The vessels were chartered back for approximately six years on bareboat basis. The charterer had purchase options throughout the term of the charters and the Company had a put option at the end of the six-year period. During the year ended December 31, 2021, the three container vessels were sold and redelivered to MSC, following exercise of the applicable purchase options. (Refer to Note 8: Gain on Sale of Assets).

Additionally, the Company entered into purchase and leaseback transactions to acquire three newbuilding VLCC crude oil tankers. The vessels were acquired from an affiliate of Hunter Group ASA ("Hunter Group") and leased back to the Hunter Group on five year bareboat charters. During the year ended December 31, 2020, SFL redelivered all three VLCCs to the Hunter Group, following exercise of options. Net proceeds of $176.2 million were received and debt of $142.5 million was repaid. (Refer to Note 8: Gain on Sale of Assets).

The following lists the components of investments in sales-type leases, direct financing leases and leaseback assets as of December 31, 2021 and December 31, 2020:

(in thousands of $)	December 31, 2021
	Sales-Type Leases and Direct Financing Leases	Leaseback Assets	Total
Total minimum lease payments to be received	120,411	43,103	163,514
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(34,128)	—	(34,128)
Net minimum lease payments receivable	86,283	43,103	129,386
Estimated residual values of leased property (un-guaranteed)	79,621	31,500	111,121
Less: unearned income	(17,532)	(16,946)	(34,478)
Total investment in sales-type lease, direct financing lease and leaseback assets	148,372	57,657	206,029
Allowance for expected credit losses*	(1,142)	(121)	(1,263)
Total investment in sales-type lease, direct financing lease and leaseback assets	147,230	57,536	204,766
Current portion	18,436	5,048	23,484
Long-term portion	128,794	52,488	181,282

(in thousands of $)	December 31, 2020
	Sales-Type Leases and Direct Financing Leases	Leaseback Assets	Total
Total minimum lease payments to be received	705,196	79,786	784,982
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(40,698)	—	(40,698)
Net minimum lease payments receivable	664,498	79,786	744,284
Estimated residual values of leased property (un-guaranteed)	79,621	31,500	111,121
Less: unearned income	(147,876)	(25,596)	(173,472)
Total investment in sales-type lease, direct financing lease and leaseback assets	596,243	85,690	681,933
Allowance for expected credit losses*	(4,141)	(249)	(4,390)
Total investment in sales-type lease, direct financing lease and leaseback assets	592,102	85,441	677,543
Current portion	45,888	9,532	55,420
Long-term portion	546,214	75,909	622,123

*See Note 27: Allowance for Expected Credit Losses.

The minimum future gross revenues to be received under the Company's non-cancellable sales type leases, direct financing leases and leaseback assets as of December 31, 2021, are as follows:

(in thousands of $) Year ending December 31,	Sales-Type Leases and Direct Financing Leases	Leaseback Assets	Total
2022	29,264	8,942	38,206
2023	29,088	8,162	37,250
2024	25,519	7,686	33,205
2025	19,341	7,665	27,006
2026	14,400	7,665	22,065
Thereafter	2,799	2,983	5,782
Total minimum lease payments to be received	120,411	43,103	163,514

The above minimum lease revenues includes $74.8 million related to the two VLCCs leased to Frontline Shipping as of December 31, 2021. (See Note 25: Related Party Transactions).

Interest income earned on investments in direct financing leases, sales type leases and leaseback assets in the year ended December 31, 2021 was as follows:

(in thousands of $)	2021	2020	2019
Investments in sales type and direct financing leases*	14,173	57,579	56,764
Investments in leaseback assets	5,351	13,637	3,556
Total	19,524	71,216	60,320

* Interest income earned on investments in sales-type leases and direct financing leases in the above table includes $1.5 million in relation to Frontline Shipping, a related party (2020: $1.7 million; 2019: $3.8 million).

18.    INVESTMENT IN ASSOCIATED COMPANIES

The Company has, and has had, certain wholly-owned subsidiaries which are accounted for using the equity method of accounting, as it has been determined under ASC 810 that they are variable interest entities in which SFL is not the primary beneficiary.

As of December 31, 2021, 2020 and 2019, the Company had the following participation in investments that are recorded using the equity method:

	2021	2020	2019
River Box Holding Inc.	49.90%	49.90%	†
SFL Deepwater Ltd	*	*	100.00%
SFL Hercules Ltd	*	100.00%	100.00%
SFL Linus Ltd	*	*	100.00%

† River Box was a previously wholly owned subsidiary of the Company. River Box holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. A gain of $1.9 million was recognized in the Statement of Operations for the year ended December 31, 2020 in relation to the disposal. (See Note 9: Gain on Sale of Subsidiaries). The Company has accounted for the remaining 49.9% ownership in River Box using the equity method.

* SFL Hercules Ltd ("SFL Hercules") and SFL Linus Ltd ("SFL Linus") each own the drilling units West Hercules and West Linus respectively. These units are leased to subsidiaries of Seadrill, a related party. SFL Deepwater Ltd ("SFL Deepwater") owned the drilling unit West Taurus, which was also on charter to a subsidiary of Seadrill until the first quarter of 2021. Because the main assets of SFL Deepwater, SFL Hercules and SFL Linus were the subject of leases which each include both fixed price call options and a fixed price purchase obligation or put option, they were previously determined to be variable interest entities in which the Company was not the primary beneficiary.

In September 2017, Seadrill announced that it has entered into a restructuring agreement (the “2017 Restructuring Plan”) with more than 97% of its secured bank lenders, approximately 40% of its bondholders and a consortium of investors led by its largest shareholder, Hemen, who is also the largest shareholder in the Company. The Company, SFL Deepwater, SFL Hercules and SFL Linus also entered into the 2017 Restructuring Plan, which was implemented by way of prearranged Chapter 11 cases.

During the year ended December 31, 2020, Seadrill publicly disclosed that they had appointed financial and legal advisors to evaluate comprehensive restructuring alternatives to reduce debt service costs and overall indebtedness. In September and October 2020, Seadrill failed to pay hire when due under the leases for the three drilling units. The overdue hires along with certain other events, constituted an event of default under such leases and the related financing agreements. Under the terms of the leases, charter payment from the sub-charterers of West Hercules and West Linus, were paid into accounts pledged to SFL and its financing banks. During November and December 2020, Seadrill and SFL entered into forbearance and funds withdrawal agreements during which Seadrill was allowed to use certain funds received from the sub-charterers to pay operating expenses for the rigs in exchange for the Company being paid approximately 65 -75% of the existing contracted lease hire related to the West Hercules and the West Linus. Any hire received by Seadrill relating to the sub-charters on these two rigs in excess of the withdrawn amounts remained in Seadrill’s earnings accounts pledged to SFL.

In February 2021, Seadrill and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas. SFL and certain of its subsidiaries have entered into court approved interim agreements with Seadrill relating to two of the Company’s drilling rigs, West Linus and West Hercules, allowing for the uninterrupted performance of sub-charters to oil majors while the Chapter 11 process was ongoing. Pursuant to these agreements, Seadrill will be allowed to use funds received from the respective sub-charterers to pay a fixed level of operating and maintenance expenses in additional to general and administrative costs. In exchange, SFL will receive approximately 65 - 75% of the lease hire under the existing charter agreements for West Linus and West Hercules. Any excess amounts paid pursuant to the above referenced sub-charters will remain in Seadrill's earnings accounts, that are pledged to SFL and its financing banks.

In August 2021, the Company entered into an amendment to its existing charter agreement (the “amendment agreement”) with subsidiaries of Seadrill for the harsh environment semi-submersible rig West Hercules. Under the amendment agreement with Seadrill, the West Hercules is contracted to be employed with an oil major until the second half of 2022 (the “charter period”), prior to being redelivered to SFL in Norway. Pursuant to the amendment agreement, SFL has agreed to receive bareboat hire of (i) approximately $64,700 per day until Seadrill emerges from Chapter 11 and its plan of reorganization (the “Plan”) is confirmed by the court (the “Emergence Date”), and (ii) following the Emergence Date, approximately $60,000 per day while the rig is employed under a contract and generating revenues for Seadrill and approximately $40,000 in all other scenarios, including when the rig is idle or undergoing mobilization or demobilization. Pursuant to the amendment agreement, Seadrill has agreed to fund the mobilization and demobilization of the rig, which is expected to occur during the charter period. Seadrill obtained bankruptcy court approval of the amendment agreement on August 27, 2021, which was a condition precedent to the effectiveness to the amendment agreement. Each of SFL’s financing banks consented to the amendment agreement, and SFL’s limited corporate guarantee of the outstanding debt of the rig owning subsidiary remains unchanged at $83.1 million. Additionally, SFL agreed to a cash contribution of $5 million to the SFL Hercules's pledged earnings account at the time of redelivery following the termination of the Seadrill charter, in addition to a $3 million payable by Seadrill.

Following these amendments, SFL Hercules is in compliance with its debt covenants.

On October 26, 2021, Seadrill announced that its plan of reorganization was confirmed by the U.S. Bankruptcy Court for the Southern District of Texas. On February 22, 2022, Seadrill announced that it has emerged from its Chapter 11 process after successfully completing its reorganization.

In February 2022, the Company agreed to make changes to the chartering and management structure of the harsh environment jack-up drilling rig West Linus. The rig was delivered in 2014, and is currently operated by a subsidiary of Seadrill and employed on a long-term drilling contract with ConocoPhillips Skandinavia AS (“ConocoPhillips”) in the North Sea until the fourth quarter of 2028.

The Company, Seadrill and ConocoPhillips reached an agreement in which the drilling contract with ConocoPhillips is expected to be assigned from the current operator to one of the subsidiaries of the Company, upon the new operator receiving necessary regulatory approvals. Upon effective assignment of the drilling contract, SFL will receive charter hire from the rig and pay for operating and management expenses.

SFL has simultaneously entered into an agreement for the operational management of the rig with a subsidiary of Odfjell Drilling Ltd. (“Odfjell”), a leading harsh environment drilling rig operator. The change of operational management from Seadrill to Odfjell is subject to customary regulatory approvals relating to operations on the Norwegian Continental Shelf.

Until the approvals are in place, Seadrill will continue the existing charter arrangements for a period of up to approximately nine months. The bareboat charter rate from Seadrill in this transition period will be approximately $55,000 per day.

For a discussion of certain operating, environmental and other risks relating to the rigs, please refer to the risk factors section (See Item 3D).

The lease to West Taurus was rejected by the court in March 2021 and the rig was redelivered by Seadrill to SFL in the second quarter of 2021. In March 2021, the Company signed an agreement for the recycling of the rig at a facility in Turkey and delivered the rig to the recycling facility in September 2021. The asset was derecognized on disposal and a net loss of $0.6 million was recorded in relation to the recycling of the rig. (Refer to Note 8: Gain on Sale of Assets).

During the year ended December 31, 2021, and following amendments to the West Hercules bareboat charter and loan facility agreements, SFL Hercules was determined to no longer be a variable interest entity and was consolidated from August 27, 2021 when the amendments were approved by the applicable bankruptcy court. With regards to SFL Linus and SFL Deepwater, the Company was determined to be the primary beneficiary of the two subsidiaries in October 2020, following changes to their financing agreements and as a result of defaults by Seadrill. Therefore, from October 2020 these two subsidiaries were consolidated by the Company as explained further below.

SFL Deepwater is a 100% owned subsidiary of SFL, incorporated in 2008 for the purpose of holding two ultra-deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. and Seadrill Offshore AS, fully guaranteed by their parent company Seadrill. In June 2013, SFL Deepwater transferred one of the rigs and the corresponding lease to SFL Hercules (see below). Following the transfer, SFL Deepwater held one ultra-deepwater drilling rig which was leased to Seadrill Deepwater Charterer Ltd until March 2021. As described above, the rig was sold for recycling during the year ended December 31, 2021. In October 2013, SFL Deepwater entered into a $390 million five-year term loan and revolving credit facility with a syndicate of banks, which was used in November 2013 to refinance the previous loan facility. In connection with a Restructuring Plan in 2017, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. In October 2020, the Company repurchased the total debt outstanding under the facility of $176.1 million for $110.0 million and recognized a gain on debt extinguishment of $66.1 million. As of December 31, 2021, the balance outstanding under the facility was $0.0 million (2020: $0.0 million).

SFL Linus is a 100% owned subsidiary of SFL, acquired in 2013 from NADL, a related party. SFL Linus holds a harsh environment jack-up drilling rig which was delivered from the shipyard in February 2014 and immediately leased to North Atlantic Linus Charterer Ltd., fully guaranteed by its parent company NADL. NADL is now a subsidiary of Seadrill. In October 2013, SFL Linus entered into a $475 million five-year term loan and revolving credit facility with a syndicate of banks to partly finance the acquisition of the rig. The facility was drawn in February 2014. In connection with the 2017 Restructuring Plan, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. In October 2020, the Company agreed to fully guarantee the facility and the balance outstanding under this facility of $216.0 million was consolidated by the Company together with the other assets and liabilities of SFL Linus.

SFL Hercules is a 100% owned subsidiary of SFL, incorporated in 2012 for the purpose of holding an ultra-deepwater drilling rig and leasing that rig to Seadrill Offshore AS, fully guaranteed by its parent company Seadrill. The rig was transferred, together with the corresponding lease, to SFL Hercules from SFL Deepwater in June 2013. The rig is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rig at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which originally expired in November 2023. In connection with the 2017 Restructuring Plan, the lease has been extended by 13 months until December 2024. In May 2013, SFL Hercules entered into a $375 million six-year term loan and revolving credit facility with a syndicate of banks to partly finance its acquisition of the rig from SFL Deepwater. The facility was drawn in June 2013. In connection with the 2017 Restructuring Plan, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. In the year ended December 31, 2021, and following amendments to the bareboat charter and loan facility agreements, SFL Hercules was determined to no longer be a variable interest entity and the balance outstanding under this facility as of August 27, 2021 of $175.0 million was consolidated by the Company together with the other assets and liabilities of SFL Hercules.

Summarized balance sheet information of the Company's equity method investees is as follows:

	As of December 31, 2021
(in thousands of $)	TOTAL	River Box
Share presented		49.90%
Current assets	13,987	13,987
Non-current assets	247,361	247,361
Total assets	261,348	261,348
Current liabilities	13,242	13,242
Non-current liabilities (1)	231,471	231,471
Total liabilities	244,713	244,713
Total stockholders' equity (2)	16,635	16,635

	As of December 31, 2020
(in thousands of $)	TOTAL	River Box	SFL Hercules
Share presented		49.90%	100.00%
Current assets	34,763	12,475	22,288
Non-current assets	513,918	258,865	255,053
Total assets	548,681	271,340	277,341
Current liabilities	199,255	12,569	186,686
Non-current liabilities (1)	322,129	243,219	78,910
Total liabilities	521,384	255,788	265,596
Total stockholders' equity (2)	27,297	15,552	11,745

(1)River Box non-current liabilities as of December 31, 2021, include $45.0 million due to SFL. (See Note 25: Related Party Transactions). As of December 31, 2020 River Box and SFL Hercules non-current liabilities include $45.0 million and $78.9 million respectively. (See Note 25: Related Party Transactions).
(2)In the year ended December 31, 2021, River Box paid a dividend of $2.2 million to the Company, whilst SFL Hercules did not pay any dividends. In 2020 and 2019, the Company did not receive any dividends from its associates.

Summarized statement of operations information of the Company's equity method investees is shown below.

	Year ended December 31, 2021
(in thousands of $)	TOTAL	River Box	SFL Hercules
Operating revenues	33,868	20,115	13,753
Net operating revenues	26,652	20,094	6,558
Net income (3)	4,194	3,267	927

	Year ended December 31, 2020
(in thousands of $)	TOTAL	River Box	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	45,573	—	11,835	15,072	18,666
Net operating revenues	45,532	—	11,892	15,050	18,590
Net income (3)	4,286	—	(6,002)	3,827	6,461

	Year ended December 31, 2019
(in thousands of $)	TOTAL	River Box	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	64,142	—	18,966	18,378	26,798
Net operating revenues	64,142	—	18,966	18,378	26,798
Net income (3)	17,054	—	4,346	3,622	9,086

(3)The net income of River Box and SFL Hercules for the year ended December 31, 2021, includes interest payable to SFL amounting to $4.6 million and $2.4 million respectively. The net income of River Box, SFL Deepwater, SFL Hercules and SFL Linus for 2020 includes interest payable to SFL amounting to $0.0 million, $3.8 million (2019: $5.1 million), $3.6 million (2019: $3.6 million), and $4.5 million (2019: $5.4 million), respectively. (See Note 25: Related Party Transactions).

As required by ASU 2016-13 'Financial Instruments - Credit Losses' from January 2020, the associated companies recognized an allowance for expected credit losses in respect of their principal financial assets: 'Investment in direct financing leases' and 'Related party receivable balances', held at the reporting date, which are within the scope of the ASU.

Movements in the year ended December 31, 2021, in the allowance for expected credit losses can be summarized as follows:

	As of December 31, 2021
(in thousands of $)	TOTAL	River Box	SFL Hercules
Share presented		49.90%
Balance as of December 31, 2020	3,421	786	2,635
Reclassification to owned vessels within the associate	(1,896)	—	(1,896)
Transferred from associates	(569)	—	(569)
Allowance recorded in net income of associated company	(560)	(390)	(170)
Balance as of December 31, 2021	396	396	—

As indicated in Note 2: 'Accounting Policies', the allowance for expected credit losses is based on an analysis of factors including the credit rating assigned to the lessee, Seadrill, management's assessment of current and expected conditions in the offshore drilling market and calculated collateral exposure.

In the year ended December 31, 2021, River Box paid a dividend of $2.2 million to the Company whilst SFL Hercules did not pay any dividends. In 2020 and 2019, River Box, SFL Deepwater, SFL Hercules and SFL Linus did not pay any dividends.

19.    ACCRUED EXPENSES

(in thousands of $)	2021	2020
Vessel operating expenses	11,278	12,841
Administrative expenses	1,626	1,603
Interest expense	6,890	6,616
	19,794	21,060

20.    OTHER CURRENT LIABILITIES

(in thousands of $)	2021	2020
Deferred and prepaid charter revenue	21,505	15,156
Employee taxes	35	34
Other items	1,206	895
	22,746	16,085

21.    SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	2021	2020
Long-term debt:
5.75% senior unsecured convertible bonds due 2021	—	212,230
NOK700 million senior unsecured floating rate bonds due 2023	79,507	81,572
4.875% senior unsecured convertible bonds due 2023	137,900	139,900
NOK700 million senior unsecured floating rate bonds due 2024	78,939	80,989
NOK600 million senior unsecured floating rate bonds due 2025	61,334	62,927
7.25% senior unsecured sustainability-linked bonds due 2026	150,000	—
Lease debt financing	126,955	—
Borrowings secured on Frontline shares	15,639	15,639
U.S. dollar denominated floating rate debt due through 2029	1,253,481	1,070,137
Total debt principal	1,903,755	1,663,394
Less: unamortized debt issuance costs	(14,541)	(14,325)
Less: current portion of long-term debt	(302,769)	(484,956)
Total long-term debt	1,586,445	1,164,113

The outstanding debt as of December 31, 2021, is repayable as follows:

Year ending December 31,	(in thousands of $)
2022	302,769
2023	672,974
2024	350,226
2025	304,687
2026	170,247
Thereafter	102,852
Total debt principal	1,903,755

Interest rate information

	December 31, 2021	December 31, 2020
Weighted average interest rate*	2.68%	2.91%
US Dollar LIBOR	0.21%	0.24%
Norwegian Interbank Offered Rate ("NIBOR")	0.95%	0.49%

*The weighted average interest rate is for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) which takes into consideration the effect of related interest rate swaps.

$171 million secured term loan facility
In May 2011, eight wholly-owned subsidiaries of the Company entered into a $171 million secured loan facility with a syndicate of banks, secured against a 1,700 TEU container vessel and seven Handysize dry bulk carriers. The 1,700 TEU container vessel was sold in May 2018 and the facility then related to the remaining seven vessels. The facility was supported by China Export & Credit Insurance Corporation, or SINOSURE, which provided an insurance policy in favor of the banks for part of the outstanding loan. The facility bore interest at LIBOR plus a margin and had a term of approximately 10 years from delivery of each vessel. During the year ended December 31, 2021, the seven Handysize dry bulk carriers were sold. Two of the vessels were delivered in October 2021 and five were delivered in December 2021 and the facility was fully repaid. The net amount outstanding as of December 31, 2021, was $0.0 million (2020: $53.2 million).

$45 million secured term loan and revolving credit facility
In June 2014, seven wholly-owned subsidiaries of the Company entered into a $45 million secured term loan and revolving credit facility with a bank, secured against seven 4,100 TEU container vessels. The facility bears interest at LIBOR plus a margin and has a term of five years. During June 2019, the terms of loan were amended and the loan was extended by a further two years. During June 2021 the terms of the loan were further amended and the loan was extended by a further four years. As of December 31, 2021, the available amount under the revolving part of the facility was $0.0 million (2020: $0.0 million). The net amount outstanding as of December 31, 2021, was $42.5 million (2020: $45.0 million).

$20 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $20 million secured term loan facility with a bank, secured against two 5,800 TEU container vessels. The facility bears interest at LIBOR plus a margin and has a term of five years. In September 2019, the terms of the loan were amended and restated, and the facility now matures in March 2024. The net amount outstanding as of December 31, 2021, was $15.6 million (2020: $17.3 million).

$39 million secured term loan facility
In December 2014, two wholly-owned subsidiaries of the Company entered into a $39 million secured term loan facility with a bank, secured against two Kamsarmax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding as of December 31, 2021, was $19.4 million (2020: $21.8 million).

$166.4 million secured term loan facility
In July 2015, eight wholly-owned subsidiaries of the Company entered into a $166.4 million secured term loan facility with a syndicate of banks, secured against eight Capesize dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding as of December 31, 2021 was $76.3 million (2020: $90.1 million).

$210 million secured term loan facility
In November 2015, three wholly-owned subsidiaries of the Company entered into a $210 million secured term loan facility with a syndicate of banks, to partly finance the acquisition of three container vessels, against which the facility is secured. One of the vessels was delivered in 2015, and the remaining two vessels were delivered in 2016. The Company had provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of five years from the delivery of each vessel. In November 2020 the portion of the facility relating to one subsidiary matured, and the outstanding debt of $49.2 million was repaid in full. In February and April 2021 the portions of the facility relating to the remaining two subsidiaries matured and the facility was repaid in full. The net amount outstanding as of December 31, 2021 was $0.0 million (2020: $99.5 million).

5.75% senior unsecured convertible bonds due 2021
On October 5, 2016, the Company issued a senior unsecured convertible bond loan totaling $225 million. Interest on the bonds was fixed at 5.75% per annum and was payable in cash quarterly in arrears on January 15, April 15, July 15 and October 15. The bonds were convertible into SFL Corporation Ltd. common shares and matured on October 15, 2021. At this date the Company redeemed the full outstanding amount of $144.7 million. The initial conversion rate at the time of issuance was 56.2596 common shares per $1,000 bond, equivalent to a conversion price of approximately $17.7747 per share. The conversion rate was adjusted for dividends in excess of $0.225 per common share per quarter. Since the issuance, dividend distributions had increased the conversion rate to 65.8012 common shares per $1,000 bond, equivalent to a conversion price of approximately $15.20 per share at the maturity of the bond. The conversion right was not worth more than par value of the instrument and the bonds were fully satisfied in cash without any conversion into shares having taken place. In the year ended December 31, 2021 the Company purchased bonds with principal amounts totaling $67.6 million (2020: $0.0 million). A loss of $0.9 million was recorded on the transaction (2020: $0.0 million). The net amount outstanding as of December 31, 2021 was $0.0 million (2020: $212.2 million).

In conjunction with the bond issue, the Company loaned up to 8,000,000 of its common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. The shares that were lent by the Company were initially borrowed from Hemen, the largest shareholder of the Company, for a one-time loan fee of $120,000. In November 2016, the Company issued 8,000,000 new shares, to replace the shares borrowed from Hemen and received $80,000 from Hemen upon the return of the borrowed shares. In December 2021, after the bond was redeemed, the loaned shares were transferred to another party under a general share lending agreement. (See Note 23: Share Capital, Additional Paid-In Capital and Contributed Surplus).

As required by ASC 470-20 "Debt with conversion and Other Options", the Company calculated the equity component of the convertible bond, taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $4.6 million at issuance and this amount was recorded as "Additional paid-in capital", with a corresponding adjustment to "Deferred charges", which are amortized to "Interest expense" over the appropriate period. The amortization of this item amounted to $0.5 million in the year ended December 31, 2021 (2020: $0.8 million). As a result of the purchase of bonds with principal amounts totaling $67.6 million (2020: $0.0 million), a total of $0.4 million (2020: $0.0 million) was allocated as the reacquisition of the equity component. The balance remaining in equity as of December 31, 2021 was $3.6 million (2020: $4.0 million).

$76 million secured term loan facility
In August 2017, two wholly-owned subsidiaries of the Company entered into a $76 million secured term loan facility with a bank, secured against two product tankers. The two product tankers were delivered in August 2017. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. As of December 31, 2021, the net amount outstanding was $53.9 million (2020: $59.1 million).

4.875% senior unsecured convertible bonds due 2023
On April 23, 2018, the Company issued a senior unsecured convertible bond totaling $150 million. Additional bonds were issued on May 4, 2018 at a principal amount of $14.0 million. Interest on the bonds is fixed at 4.875% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1 and November 1. The bonds are convertible into SFL Corporation Ltd. common shares and mature on May 1, 2023. The net amount outstanding as of December 31, 2021 was $137.9 million (2020: $139.9 million). The initial conversion rate at the time of issuance was 52.8157 common shares per $1,000 bond, equivalent to a conversion price of approximately $18.93 per share. Since the issuance, dividend distributions have increased the conversion rate to 77.5267 common shares per $1,000 bond, equivalent to a conversion price of approximately $12.90 per share. Based on the closing price of our common stock of $8.15 on December 31, 2021, the if-converted value was less than the principal amounts by $52.5 million. In January 2021, the Company purchased bonds with principal amounts totaling $2.0 million (2020: $8.4 million). A gain of $0.2 million was recorded on the transaction (2020: gain of $0.3 million).

In conjunction with the bond issue, the Company agreed to loan up to 7,000,000 of its common shares to affiliates of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. As of December 31, 2021, a total of 3,765,842 shares were issued from up to 7,000,000 shares issuable under a share lending arrangement.

As required by ASC 470-20 "Debt with conversion and Other Options", the Company calculated the equity component of the convertible bond, taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $7.9 million at issuance and this amount was recorded as "Additional paid-in capital", with a corresponding adjustment to "Deferred charges", which are amortized to "Interest expense" over the appropriate period. The amortization of this item amounted to $1.4 million in the year ended December 31, 2021 (2020: $1.3 million). As a result of the purchase of bonds with principal amounts totaling $2.0 million (2020: $8.4 million), a total of $0.1 million (2020: $0.3 million) was allocated as the reacquisition of the equity component. The balance remaining in equity as of December 31, 2021 was $6.7 million (2020:$6.8 million).

$50 million secured term credit facility
In June 2018, 15 wholly-owned subsidiaries of the Company entered into a $50 million secured term loan facility with a bank, secured against 15 feeder size container vessels. The 15 feeder size container vessels were delivered in April 2018. The Company had provided a corporate guarantee for this facility, which bore interest at LIBOR plus a margin and had a term of seven years. During the year ended December 31, 2021, purchase options were exercised on the 15 feeder size container vessels. The vessels were delivered between August and September 2021, and the facility was fully repaid. The net amount outstanding as of December 31, 2021 was $0.0 million (2020: $34.1 million).

NOK700 million senior unsecured bonds due 2023
On September 13, 2018 the Company issued a senior unsecured bond totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on September 13, 2023. On July 30, 2019, the Company conducted a tap issue of NOK100 million under this facility. The bonds were issued at 101.625% of par, and the new outstanding amount after the tap issue is NOK700 million. The net amount outstanding as of December 31, 2021, was NOK700 million, equivalent to $79.5 million (2020: NOK700 million, equivalent to $81.6 million).

$17.5 million secured term loan facility due 2023
In December 2018, two wholly-owned subsidiaries of the Company entered into a $17.5 million secured term loan facility with a bank, secured against two Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding as of December 31, 2021, was $11.1 million (2020: $12.9 million).

$24.9 million senior secured term loan facility
In February 2019, three wholly-owned subsidiaries of the Company entered into a $24.9 million senior secured term loan facility with a bank, secured against three Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding as of December 31, 2021, was $17.7 million (2020: $20.3 million).

$50 million senior secured term loan facility
In February 2019, three wholly-owned subsidiaries of the Company entered into a $50 million senior secured term loan facility with a bank, secured against three tankers chartered to Frontline Shipping. In 2020, $14.9 million of this facility was repaid following the sale of one tanker and the facility now relates to the remaining two tankers. The Company has provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately four years. The net amount outstanding as of December 31, 2021, was $35.2 million (2020: $35.2 million).

$29.5 million term loan facility
In March 2019, two wholly-owned subsidiaries of the Company entered into a $29.5 million term loan facility with a bank, secured against two car carriers. The Company has provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding as of December 31, 2021, was $19.0 million (2020: $23.0 million).

NOK700 million senior unsecured bonds due 2024
On June 4, 2019, the Company issued a senior unsecured bond totaling NOK700 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on June 4, 2024. In March 2020, the Company purchased bonds with principal amounts totaling NOK5 million equivalent to $0.5 million. A gain of $0.0 million was recorded on the transaction. In the year ended December 31, 2021 no bonds were purchased. The net amount outstanding as of December 31, 2021 was NOK695 million equivalent to $78.9 million (2020: NOK695 million, equivalent to $81.0 million).

$33.1 million term loan facility
In June 2019, five wholly-owned subsidiaries of the Company entered into a $33.1 million term loan facility with a syndicate of banks. The Company has provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately four years. During the year ended December 31, 2020 the five subsidiaries were dissolved and the facility was assigned to the Company. The net amount outstanding as of December 31, 2021, was $25.3 million (2020: $28.8 million).

NOK600 million senior unsecured bonds due 2025
On January 21, 2020, the Company issued a senior unsecured bond totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on January 21, 2025. In February and March 2020, the Company purchased bonds with principal amounts totaling NOK60 million equivalent to $6.0 million. A gain of $1.4 million was recorded on the transaction. In the year ended December 31, 2021 no bonds were purchased. The net amount outstanding as of December 31, 2021 was NOK540 million equivalent to $61.3 million (2020: NOK540 million, equivalent to $62.9 million).

$40 million senior secured term loan facility
In March 2020, two wholly-owned subsidiaries of the Company entered into a $40 million senior secured term loan facility with a bank, secured against two Suezmax tankers. The Company has provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and with a term of approximately two years. The net amount outstanding as of December 31, 2021, was $32.9 million (2020: $37.0 million).

$15 million senior secured term loan facility
In March 2020, three wholly-owned subsidiaries of the Company entered into a $15 million senior secured term loan facility with a bank, secured against three container vessels. The Company had provided a corporate guarantee for this facility, which bore interest at LIBOR plus a margin and with a term of approximately five years. During the year ended December 31, 2021, purchase options were exercised on the three container vessels. The vessels were delivered in August 2021, and the facility was fully repaid. The net amount outstanding as of December 31, 2021, was $0.0 million (2020: $12.8 million).

$175 million term loan facility
In March 2020, four wholly-owned subsidiaries of the Company entered into a $175 million term loan facility with a syndicate of banks, secured against four 8,700 TEU containerships. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and with a term of approximately five years. The net amount outstanding as of December 31, 2021, was $146.6 million (2020: $165.5 million).

$50 million senior secured term loan facility
In May 2020, a wholly-owned subsidiary of the Company entered into a $50 million senior secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of approximately five years. The facility is secured against a 308,000 dwt VLCC. The net amount outstanding as of December 31, 2021, was $45.8 million (2020: $48.6 million).

$50 million senior secured credit facility
In November 2020, a wholly-owned subsidiary of the Company entered into a $50 million senior secured term loan facility with a bank, secured against a container vessel. The Company has provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and with a term of approximately four years. The net amount outstanding as of December 31, 2021, was $45.0 million (2020: $50.0 million).

$51 million term loan facility
In February 2021, a wholly-owned subsidiary of the Company entered into a $51 million term loan facility with a bank, secured against a container vessel. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and with a term of approximately four years. The net amount outstanding as of December 31, 2021, was $47.7 million (2020: $0.0 million).

$51 million term loan facility
In April 2021, a wholly-owned subsidiary of the Company entered into a $51 million term loan facility with a bank, secured against a container vessel. The Company has provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and with a term of approximately four years. The net amount outstanding as of December 31, 2021, was $48.8 million (2020: $0.0 million).

7.25% senior unsecured sustainability-linked bonds due 2026
On May 12, 2021, the Company issued a senior unsecured sustainability-linked bond totaling $150 million in the Nordic credit market. The bonds bear quarterly interest at a fixed rate of 7.25% per annum and are redeemable in full on May 12, 2026. By the maturity date of the bond, the Company aims to have committed an amount at least equal to the size of the issue on upgrades of existing vessels and/or vessel acquisitions. The net amount outstanding as of December 31, 2021 was $150.0 million (2020: $0.0 million).

$134 million term loan facility
In September 2021, two wholly-owned subsidiaries of the Company entered into a $134 million term loan facility with a bank, secured against two container vessels. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and with a term of approximately three years. The net amount outstanding as of December 31, 2021, was $130.4 million (2020: $0.0 million).

$35 million term loan facility
In December 2021, a wholly-owned subsidiary of the Company entered into a $35 million term loan facility with a bank, secured against a container vessel. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately seven years. The net amount outstanding as of December 31, 2021, was $35.0 million (2020: $0.0 million).

$107.3 million term loan facility
In December 2021, three wholly-owned subsidiaries of the Company entered into a $107.3 million term loan facility with a bank, secured against three Suezmax tankers. As of December 31, 2021, only one of the three vessels had been delivered and the portion of the facility relating to that vessel had been drawn down. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding as of December 31, 2021, was $35.8 million (2020: $0.0 million).

$475 million term loan and revolving credit facility
SFL Linus was consolidated from October 29, 2020. (See Note 18: Investment in Associated Companies). In October 2013, SFL Linus entered into a $475 million five-year term loan and revolving credit facility with a syndicate of banks to partly finance the acquisition of the rig. The facility was drawn in February 2014. During the year ended December 31, 2017, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. In addition, the Company has given the banks a first priority pledge over all shares of SFL Linus and assigned all claims under a secured loan made by the Company to SFL Linus in favor of the banks. This loan is secured by a second priority mortgage over the rig which has been assigned to the banks. As of December 31, 2021, the balance outstanding under this facility was $199.9 million (2020: $216.0 million). The Company fully guaranteed the facility as of December 31, 2021 (2020: fully guaranteed).

$375 million term loan and revolving credit facility
SFL Hercules was consolidated from August 27, 2021. (See Note 18: Investment in Associated Companies). In May 2013, SFL Hercules entered into a $375 million six-year term loan and revolving credit facility with a syndicate of banks to partly finance the acquisition of the harsh environment semi-submersible rig West Hercules, previously owned by the wholly owned subsidiary SFL Deepwater. The facility was drawn in June 2013. In connection with the 2017 Restructuring Plan of Seadrill, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. In August 2021, the Company entered into an amendment to its existing charter agreement (the “amendment agreement”) with subsidiaries of Seadrill for West Hercules, which was approved by the applicable bankruptcy court in September 2021. Each of SFL’s financing banks consented to the amendment agreement, and SFL’s limited corporate guarantee of the outstanding debt of the rig owning subsidiary remains unchanged at $83.1 million as of December 31, 2021 (2020: $83.1 million). Additionally, SFL agreed to a cash contribution of $5 million to the SFL Hercules's pledged earnings account at the time of redelivery following the termination of the Seadrill charter, in addition to a $3 million payable by Seadrill. As of December 31, 2021, the balance outstanding under this facility was $169.6 million which is now included in consolidated debt. As of December 31, 2020, the balance outstanding under this facility was $185.8 million and was recorded within a subsidiary accounted for using the equity method of accounting. (Refer to Note 18: Investment in Associated Companies).

Lease debt financing
In September 2021, the wholly owned subsidiaries of the Company owning the two newly acquired 6,800 TEU container vessels entered into sale and leaseback transactions for these vessels, via a Japanese Operating Lease with Call Option financing structure. The sales price for each vessel was $65 million, totaling $130 million. The vessels were leased back for a term of six years, with options to purchase each vessel at the end of the fifth and sixth year. The transaction did not qualify as a sale and has been recorded as a financing arrangement. The net amount outstanding as of December 31, 2021 was $127.0 million (2020: $0.0 million). The lease debt financing carries interest at a fixed rate of 2.5% per annum.

Borrowings secured on Frontline shares
As of December 31, 2019, the Company had a forward contract to repurchase 3.4 million shares of Frontline which expired in June 2020 for $36.8 million. The transaction was accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability of $36.8 million recorded within debt as of December 31, 2019. During the year ended December 31, 2020 the Company repurchased 2.0 million shares subject to the forward contract and repaid $21.1 million of the secured borrowing.

As of December 31, 2021, the Company had a forward contract which expired in January of 2022, to repurchase 1.4 million shares of Frontline at a repurchase price of $16.4 million including accrued interest. This contract has subsequently been rolled over to July 2022, at a repurchase price of $16.6 million. As of December 31, 2020, the Company had a forward contract which expired in January of 2021, to repurchase 1.4 million shares of Frontline at a repurchase price of $16.2 million. The transaction has been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability of $15.6 million (2020: $15.6 million) recorded within debt as of December 31, 2021. The Company is required to post collateral of 20% of the total repurchase price plus any negative mark to market movement from the repurchase price for the duration of the agreement. As of December 31, 2021, $8.3 million (2020: $9.0 million) was held as collateral and recorded as restricted cash.

The aggregate book value of assets pledged as security against borrowings as of December 31, 2021, was $2,310 million (2020: $1,864 million).

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of December 31, 2021, the Company is in compliance with all of the covenants under its long-term debt facilities.

22.    FINANCE LEASE LIABILITY

(in thousands of $)	2021	2020
Finance lease liability, current portion	51,204	48,887
Finance lease liability, long-term portion	472,996	524,200
	524,200	573,087

River Box was a previously wholly owned subsidiary of the Company. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef which were chartered-in on a bareboat basis, each for a period of 15 years from delivery by the shipyard. The four vessels are also chartered-out for the same 15-year period on a bareboat basis to MSC, an unrelated party. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. Following the sale of River Box, the investments in the four container vessels accounted for as direct financing leases of $540.9 million and its related finance lease liabilities of $464.7 million have been derecognized from the consolidated financial statements of the Company. (Refer to Note 9: Gain on Sale of Subsidiaries and Note 18: Investment in Associated Companies).

In 2018, the Company acquired four 14,000 TEU container vessels and three 10,600 TEU container vessels, which were subsequently refinanced with an Asian based financial institution by entering into separate sale and leaseback financing arrangements. The vessels are leased back for terms ranging from six to 11 years, with options to purchase the vessel after six years. Due to the terms of the sale and leaseback arrangements, each option is expected to be exercised on the sixth anniversary. These sale and leaseback transactions were accounted for as vessels under finance leases. (Refer to Note 15: Vessels under Finance Lease, net).

The Company's future minimum lease liability under the non-cancellable finance leases are as follows:

Year ending December 31,	(in thousands of $)
2022	74,735
2023	74,735
2024	433,866
Thereafter	—
Total finance lease liability	583,336
Less: imputed interest payable	(59,136)
Present value of finance lease liability	524,200
Less: current portion	(51,204)
Finance lease liability, long-term portion	472,996

Interest incurred on the finance lease liability in the year ended December 31, 2021 was $25.8 million (2020: $59.6 million; 2019: $62.8 million).

Following the adoption of ASU 2016-02 from January 2019, the Company records new and modified leases in accordance with ASC 842. The Company elected the practical expedient to not reassess existing leases. The adoption of the standard resulted in no opening balance adjustments. See also Note 2: Accounting Policies.

23.    SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	2021	2020
300,000,000 common shares of $0.01 par value each (December 31, 2020: 300,000,000 common shares of $0.01 par value each)	3,000	3,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	2021	2020
138,551,387 common shares of $0.01 par value each (December 31, 2020: 127,810,064 common shares of $0.01 par value each)	1,386	1,278

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

During the year ended December 31, 2021, the Company issued and sold 10.7 million shares under these arrangements and total proceeds of $89.4 million net of costs were received, resulting in a premium on issue of $89.3 million. During the year ended December 31, 2020, the Company issued and sold 8.4 million shares under these arrangements and total proceeds of $61.5 million net of costs were received, resulting in a premium on issue of $61.4 million.

In October 2021, the Company redeemed the full outstanding amount under the 5.75% senior unsecured convertible bonds due 2021. The remaining outstanding principal amount of $144.7 million was settled in cash. The bonds were convertible into common shares. The initial conversion rate at the time of issuance was 56.2596 common shares per $1,000 bond, equivalent to a conversion price of approximately $17.7747 per share to the share price at the time. Since then, dividend distributions had increased the conversion rate to 65.8012, equivalent to a conversion price of approximately $15.1973 per share, at maturity of the bond. As required by ASC 470-20 "Debt with conversion and Other Options", the Company calculated the equity component of the convertible bond, which was valued at $4.6 million and recorded as "Additional paid-in capital". (See Note 21: Short-Term and Long-Term Debt). During the year ended December 31, 2021, the Company purchased bonds with principal amounts totaling $67.6 million (2020: $0.0 million). The equity component of these extinguished bonds was valued at $0.4 million (2020: $0.0 million) and has been deducted from "Additional paid-in capital".

In November 2016, in relation with the Company's issue in October 2016 of senior unsecured convertible bonds totaling $225 million, the Company issued 8,000,000 new shares of par value $0.01 each. The shares were issued at par value and had been loaned to an affiliate of one of the underwriters of the bond issue, in order to assist investors in the bonds to hedge their position. In December 2021, the Company entered into a general share lending agreement with another counterparty and the 8,000,000 shares were transferred into their custody. It was determined that the transaction qualified for equity classification, and as of the date of inception and as of December 31, 2021 the fair value was determined to be nil.

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

The Company made a cash payment of $0.1 million in lieu of issuing shares under the Option Scheme, after the exercise of 129,000 share options in the year ended December 31, 2021 (2020: 6,869 new shares issued to satisfy 17,500 options exercised and 2019: 18,246 new shares issued to satisfy 65,000 options exercised). In November 2016, the Board of Directors renewed the Company's Share Option Scheme (the "Option Scheme"), originally approved in November 2006. The Option Scheme permits the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid in capital (See also Note 24: Share Option Plan).

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

In May 2018, the Company issued a total of 4,024,984 new shares as part of the consideration paid for the acquisition of four 2014 built container vessels, each with 14,000 TEU carrying capacity. The vessels are employed under long-term time charters to an unrelated third party.

In April 2018, the Company issued a total of 3,765,842 new shares of par value $0.01 each from up to 7,000,000 issuable under a share lending arrangement in relation with the Company's issuance of 4.875% senior unsecured convertible bonds in April and May 2018. The shares issued have been loaned to affiliates of the underwriters of the bond issue in order to assist investors in the bonds to hedge their position. The bonds are convertible into common shares and mature on May 1, 2023. As required by ASC 470-20 "Debt with Conversion and Other Options", the Company calculated the equity component of the convertible bond, which was valued at $7.9 million at issue date and recorded as "Additional paid-in capital". (See Note 21: Short-Term and Long-Term Debt). During the year ended December 31, 2021, the Company purchased bonds with principal amounts totaling $2.0 million (2020: $8.4 million). The equity component of these extinguished bonds was valued at $0.1 million (2020: $0.3 million) and has been deducted from "Additional paid-in capital".

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

During the year ended December 31, 2021, $77.6 million of the dividend declared was paid from contributed surplus (2020:$109.4 million).

24.    SHARE OPTION PLAN

In November 2006, the Board of Directors approved the Company's Share Option Scheme (the "Option Scheme"). The Option Scheme will expire in November 2026, following the renewal in November 2016. The terms and conditions remain unchanged from those originally adopted in November 2006 and permits the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid-in capital. As of December 31, 2021 additional paid-in capital was credited with $1.0 million relating to the fair value of options granted in April 2018, January 2019, March 2019, February 2020 and May 2021.

In May 2021, the Company awarded a total of 480,000 options to officers, employees and directors, pursuant to the Company's Share Option Scheme. The options have a five-year term and a three-year vesting period and the first options will be exercisable from May 2022 onwards. The initial strike price was $8.79 per share.

The following summarizes share option transactions related to the Option Scheme in 2021, 2020 and 2019:

	2021		2020		2019
	Options	Weighted average exercise price $	Options	Weighted average exercise price $	Options	Weighted average exercise price $
Options outstanding at beginning of year	1,082,500	10.56	835,000	10.72	417,500	11.43
Granted	480,000	8.79	350,000	13.45	525,000	12.19
Exercised	(129,000)	7.48	(17,500)	8.63	(65,000)	9.92
Forfeited	—	—	(85,000)	11.02	(42,500)	11.80
Options outstanding at end of year	1,433,500	9.65	1,082,500	10.56	835,000	10.72

Exercisable at end of year	578,500	10.02	418,167	9.45	236,167	9.58

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

The fair values of options granted are estimated on the date of the grant, using the Black-Scholes-Merton option valuation model. The fair values are then expensed over the periods in which the options vest. The weighted average fair value of options granted in 2021 was $2.87 per share as of grant date (2020: $1.76; 2019: $2.68). The weighted average assumptions used to calculate the fair values of the new options granted in 2021 were (a) risk free interest rate of 0.33% (2020: 1.40%; 2019: 2.36%); (b) expected share price volatility of 44.6% (2020: 21.6%; 2019: 25.0%); (c) expected dividend yield of 0% (2020: 0%; 2019: 0%) and (d) expected life of options 3.5 years (2020: 2.0 years; 2019: 3.5 years).

The total intrinsic value of 129,000 options exercised in 2021 was $0.1 million on the day of exercise and the Company made a cash payment of $0.1 million in lieu of issuing shares under the Option Scheme.

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

As of December 31, 2021, there are 578,500 options fully vested but not exercised (2020: 418,167 options; 2019: 236,167 options) and their intrinsic value amounted to $0.0 million (2020: $0.0 million; 2019: $1.2 million). The weighted average remaining term of the vested exercisable options is 2.0 years as of December 31, 2021.

As of December 31, 2021, the unrecognized compensation costs relating to non-vested options granted under the Option Scheme was $1.0 million (2020: $0.7 million; 2019: $0.8 million) and their intrinsic value amounted to $0.0 million (2020: $0.0 million; 2019: $2.0 million). This cost will be recognized over the remaining vesting periods, which average 0.9 years (2020: 0.7 years; 2019: 1.3 years).

During the year ended December 31, 2021, the Company recognized a net expense of $1.0 million in compensation cost relating to the stock options (2020: $0.9 million; 2019: $0.8 million).

25.    RELATED PARTY TRANSACTIONS

The Company has had transactions with the following related parties, being companies in which our principal shareholder Hemen Holding and companies associated with Hemen have, or had, a significant direct or indirect interest:

–    Frontline
–    Frontline Shipping
–    Seadrill
–    Golden Ocean
–    Seatankers Management Co. Ltd. (“Seatankers”)
–    Front Ocean
–    NorAm Drilling
–    ADS Maritime Holding
–    Golden Close
–     River Box

The Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies, excluding investment in direct financing lease balances. (Refer to Note 17: Investments in Sales-Type Leases, Direct Financing Leases and Leaseback Assets).

(in thousands of $)	2021	2020
Amounts due from:
Frontline Shipping	—	2,875
Frontline	3,633	3,202
Seadrill	3,643	3,613
Golden Ocean	4,453	—
Seatankers	77	—
River Box	5	—
Other related parties	1	2
Allowance for expected credit losses*	(3,255)	(1,974)
Total amount due from related parties	8,557	7,718
Loans to related parties - associated companies, long-term
River Box	45,000	45,000
SFL Hercules	†	78,910
Total loans to related parties - associated companies, long-term	45,000	123,910
Amounts due to:
Frontline Shipping	1,252	836
Frontline	2	1,826
Golden Ocean	36	23
Other related parties	5	39
Total amount due to related parties	1,295	2,724

*See Note 3: Recently Issued Accounting Standards and Note 27: Allowance for Expected Credit Losses.

† From August 27, 2021, SFL Hercules ceased to be accounted for as an associate and became consolidated by the Company (see more details further below).

River Box was a previously wholly owned subsidiary of the Company. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. Net proceeds of $17.5 million were received for the shares, resulting in a net gain of $1.9 million on the sale. The Company has accounted for the remaining 49.9% ownership in River Box using the equity method. (Refer to Note 18: Investment in Associated Companies).

SFL Hercules and SFL Linus Ltd each own the drilling units West Hercules and West Linus respectively. These units are leased to subsidiaries of Seadrill, a related party. SFL Deepwater owned the drilling unit West Taurus, which was also on charter to a subsidiary of Seadrill until the first quarter of 2021. Because the main assets of SFL Deepwater, SFL Hercules and SFL Linus were the subject of leases which each include both fixed price call options and a fixed price purchase obligation or put option, they were previously determined to be variable interest entities in which the Company was not the primary beneficiary and therefore accounted for as investments in associated companies. (Refer to Note 18: Investment in Associated Companies).

During the year ended December 31, 2020, Seadrill publicly disclosed that they had appointed financial and legal advisors to evaluate comprehensive restructuring alternatives to reduce debt service costs and overall indebtedness. In September and October 2020, Seadrill failed to pay hire when due under the leases for the three drilling units. The overdue hires along with certain other events, constituted an event of default under such leases and the related financing agreements. Under the terms of the leases, charter payment from the sub-charterers of West Hercules and West Linus, were paid into accounts pledged to SFL and its financing banks. During November and December 2020, Seadrill and SFL entered into forbearance and funds withdrawal agreements during which Seadrill was allowed to use certain funds received from the sub-charterers to pay operating expenses for the rigs in exchange for the Company being paid approximately 65 -75% of the existing contracted lease hire related to the West Hercules and the West Linus. Any hire received by Seadrill relating to the sub-charters on these two rigs in excess of the withdrawn amounts remained in Seadrill’s earnings accounts pledged to SFL.

In February 2021, Seadrill and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas. SFL and certain of its subsidiaries have entered into court approved interim agreements with Seadrill relating to two of the Company’s drilling rigs, West Linus and West Hercules, allowing for the uninterrupted performance of sub-charters to oil majors while the Chapter 11 process is ongoing. Pursuant to these agreements, Seadrill will be allowed to use funds received from the respective sub-charterers to pay a fixed level of operating and maintenance expenses in additional to general and administrative costs. In exchange, SFL will receive approximately 65 - 75% of the lease hire under the existing charter agreements for West Linus and West Hercules. Any excess amounts paid pursuant to the above referenced sub-charters will remain in Seadrill's earnings accounts, that are pledged to SFL and its financing banks.

In August 2021, the Company entered into an amendment to its existing charter agreement (the “amendment agreement”) with subsidiaries of Seadrill for the harsh environment semi-submersible rig West Hercules. Under the amendment agreement with Seadrill, the West Hercules is contracted to be employed with an oil major until the second half of 2022 (the “charter period”), prior to being redelivered to SFL in Norway. Pursuant to the amendment agreement, SFL has agreed to receive bareboat hire of (i) approximately $64,700 per day until Seadrill emerges from Chapter 11 and its plan of reorganization (the “Plan”) is confirmed by the court (the “Emergence Date”), and (ii) following the Emergence Date, approximately $60,000 per day while the rig is employed under a contract and generating revenues for Seadrill and approximately $40,000 in all other scenarios, including when the rig is idle or undergoing mobilization or demobilization. Pursuant to the amendment agreement, Seadrill has agreed to fund the mobilization and demobilization of the rig, which is expected to occur during the charter period. Seadrill obtained bankruptcy court approval of the amendment agreement on August 27, 2021, which was a condition precedent to the effectiveness to the amendment agreement. Each of SFL’s financing banks consented to the amendment agreement, and SFL’s limited corporate guarantee of the outstanding debt of the rig owning subsidiary remains unchanged at $83.1 million. Additionally, SFL agreed to a cash contribution of $5 million to the SFL Hercules's pledged earnings account at the time of redelivery following the termination of the Seadrill charter, in addition to a $3 million payable by Seadrill.

Following these amendments, SFL Hercules is in compliance with its debt covenants.

On October 26, 2021, Seadrill announced that its plan of reorganization was confirmed by the U.S. Bankruptcy Court for the Southern District of Texas. On February 22, 2022, Seadrill announced that it has emerged from its Chapter 11 process after successfully completing its reorganization.

In February 2022, the Company agreed to make changes to the chartering and management structure of the harsh environment jack-up drilling rig West Linus. The rig was delivered in 2014, and is currently operated by a subsidiary of Seadrill and employed on a long-term drilling contract with ConocoPhillips Skandinavia AS (“ConocoPhillips”) in the North Sea until the fourth quarter of 2028.

The Company, Seadrill and ConocoPhillips reached an agreement in which the drilling contract with ConocoPhillips is expected to be assigned from the current operator to one of the subsidiaries of the Company, upon the new operator receiving necessary regulatory approvals. Upon effective assignment of the drilling contract, SFL will receive charter hire from the rig and pay for operating and management expenses.

SFL has simultaneously entered into an agreement for the operational management of the rig with a subsidiary of Odfjell Drilling Ltd. (“Odfjell”), a leading harsh environment drilling rig operator. The change of operational management from Seadrill to Odfjell is subject to customary regulatory approvals relating to operations on the Norwegian Continental Shelf.

Until the approvals are in place, Seadrill will continue the existing charter arrangements for a period of up to approximately nine months. The bareboat charter rate from Seadrill in this transition period will be approximately $55,000 per day.

The lease to West Taurus was rejected by the court in March 2021 and the rig was redelivered by Seadrill to SFL in the second quarter of 2021. In March 2021, the Company signed an agreement for the recycling of the rig at a facility in Turkey and delivered the rig to the recycling facility in September 2021. The asset was derecognized on disposal and a net loss of $0.6 million was recorded in relation to the recycling of the rig. (Refer to Note 8: Gain on Sale of Assets)

During the year ended December 31, 2021, and following amendments to the West Hercules bareboat charter and loan facility agreements, SFL Hercules Ltd. was determined to no longer be a variable interest entity and was consolidated from August 27, 2021 when the amendments were approved by the applicable bankruptcy court. With regards to SFL Linus and SFL Deepwater, the Company was determined to be the primary beneficiary of the two subsidiaries in October 2020, following changes to their financing agreements and as a result of defaults by Seadrill. Therefore, from October 2020 these two subsidiaries were consolidated by the Company.

As described below in "Related party loans", as of December 31, 2020, the long-term loan from the Company to SFL Hercules was presented net of its current account to the extent that it is an amount due to the associate. (Refer also to Concentration of Risk in Note 26).

Related party leasing and service contracts

As of December 31, 2021, two of the Company's vessels leased to Frontline Shipping (2020: two) are recorded as investment in direct financing leases. As of December 31, 2021, the balance of net investments in direct financing leases with Frontline Shipping was $69.8 million before credit loss provision (2020: $76.1 million), of which $6.5 million (2020: $6.3 million) represents short-term maturities.

As of December 31, 2021, included within vessels and equipment chartered under operating leases, there were eight Capesize dry bulk carriers leased to a fully guaranteed subsidiary of Golden Ocean (2020: eight). As of December 31, 2021, the net book value of assets leased under operating leases to Golden Ocean was $181.3 million (2020: $200.5 million).

In addition, the two drilling rigs owned by the Company are leased to subsidiaries of Seadrill under operating leases. As of December 31, 2021, the net book value of the assets leased under operating leases to Seadrill was $599.3 million.

A summary of leasing revenues and repayments from Frontline Shipping, Golden Ocean and Seadrill is as follows:

(in millions of $)	2021	2020	2019
Golden Ocean:
Operating lease income	50.5	52.0	51.1
Profit share	9.8	—	0.8
Frontline Shipping:
Direct financing lease interest income	1.5	1.7	3.8
Direct financing lease service revenue	6.6	6.9	9.9
Direct financing lease repayments	6.3	6.5	7.9
Profit share	0.3	18.6	4.8
Seadrill:
Operating lease income	28.9	—	—

In June 2015, amendments were made to the charter agreements relating to 17 vessels. The amendments, which are effective from July 1, 2015, and do not affect the duration of the leases, include reductions in the daily time charter rates to $20,000 per day for VLCCs and $15,000 per day for Suezmax tankers. As consideration for the agreed amendments, the Company received 55 million shares, (which was reduced to 11 million shares in February 2016 after Frontline enacted a 1-for-5 reverse stock split of its ordinary shares) and also an increase in the profit sharing percentage (see below). A dividend restriction was introduced on Frontline Shipping whereby it can only make distributions to its parent company if it can demonstrate it meets certain conditions. During the year ended December 31, 2020, the Company sold approximately 2.0 million shares (2019: 7.6 million shares) and the investment in Frontline consists of approximately 1.4 million shares which are valued at $10.2 million as of December 31, 2021. This investment is included in Note 11: Investments in Debt and Equity Securities.

In 2019, SFL entered into an agreement with Golden Ocean, where the Company agreed to finance EGCS installations on seven of the eight Capesize bulk carriers with an amount of up to $2.5 million per vessel, in return for increased charter hire of $1,535 per day for the 1 January 2020 to 30 June 2025. The installations were completed during the year ended December 31, 2020, with the cost being capitalized into the value of the assets. Profits sharing arrangements were not changed.

Also, two of the three VLCC crude tankers underwent EGCS installations during the year ended December 31, 2019. The Company incurred costs of $4.2 million, which represent a 50% share of joint costs with Frontline Shipping. Profits sharing arrangements were not changed.

Frontline Shipping pays the Company profit sharing of 50% of their earnings on a time charter equivalent basis from their use of the Company's fleet above average threshold charter rates calculated on a quarterly basis. The Company earns and recognizes profit sharing revenue under the 50% arrangement - see table above.

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

In the year ended December 31, 2021, the Company had eight dry bulk carriers operating on time charters to a subsidiary of Golden Ocean, which include profit sharing arrangements whereby the Company earns a 33% share of profits earned by the vessels above threshold levels - see table above.

As of December 31, 2021, the Company was owed a total of $0.0 million (2020: $2.9 million) by Frontline Shipping in respect of leasing contracts and profit share.

As of December 31, 2021, the Company was owed $3.6 million (2020: $3.2 million) by Frontline in respect of various short-term items, including vessel management fees and items relating to the operation of vessels trading in a pool with two vessels owned by Frontline.

The vessels leased to Frontline Shipping are on time charter terms and for each such vessel the Company pays a fixed management/operating fee of $9,000 per day to Frontline Management, a wholly owned subsidiary of Frontline. An exception to this arrangement is for any vessel leased to Frontline Shipping which is sub-chartered on a bareboat basis, for which there is no management fee payable for the duration of the bareboat sub-charter. In addition, during the year ended December 31, 2021, the Company also had 21 container vessels, 14 dry bulk carriers, three Suezmax tankers, two car carriers, two product tankers and two chemical tankers operating on time charter or in the spot market, for which the supervision of the technical management was sub-contracted to Frontline Management. Management fees incurred are included in the table below.

The vessels leased to a subsidiary of Golden Ocean are on time charter terms and for each vessel the Company pays a fixed management/operating fee of $7,000 per day to Golden Ocean Management (Bermuda) Ltd. ("Golden Ocean Management"). Additionally, in the year ended December 31, 2021, the Company had 16 container vessels and nine dry bulk carriers operating on time charters or in the spot market, for which part of the operational management was sub-contracted to Golden Ocean Management. Management fees incurred are included in the table below. Management fees are classified as vessel operating expenses in the consolidated statements of operations.

In addition to leasing revenues and repayments, the Company incurred fees with related parties. The Company pays Frontline and its subsidiaries a management fee of 1.25% of chartering revenues in relation to two Suezmax tankers operating in the spot market and a fixed management fee of $150 per day in relation to four product tankers and three Suezmax tankers. The Company pays fees to Frontline Management for administrative services, including corporate services, and fees to Seatankers for the provision of advisory and support services. The Company also pays fees to Seatankers Management Norway AS for the provision of office facilities in Oslo, fees to Frontline Shipping Singapore Pte Ltd. for the provision of office facilities in Singapore, fees to Frontline Corporate Services Ltd for the provision of office facilities in London and Golden Ocean for administrative services.

	Year ended
(in thousands of $)	December 31, 2021	December 31, 2020	December 31, 2019
Frontline:
Vessel Management Fees	7,794	8,893	11,758
Newbuilding Supervision Fees	132	—	—
Commissions and Brokerage	260	364	291
Administration Services Fees	159	82	201
Golden Ocean:
Vessel Management Fees	20,440	20,496	20,440
Operating Management Fees	389	887	894
Administration Services Fees	56	70	30
Seatankers:
Administration Services Fees*	226	520	739
Front Ocean:
Administration Services Fees	23	—	—
Office Facilities:
Seatankers Management Norway AS	112	94	104
Frontline Management AS	252	186	198
Frontline Corporate Services Ltd.	187	226	212
Frontline Shipping Singapore Pte Ltd.	19	—	—

* During the year ended December 31, 2021, a credit note of $0.3 million was received in relation to 2020 fees paid.

As of December 31, 2021, the Company owed Frontline Management and Frontline Management AS a combined total of $0.04 million (2020: $0.07 million) for various items, including technical supervision fees and office costs.

Related party loans – associated companies

A summary of loans entered into with the associated companies are as follows:

(in millions of $)	River Box
Loans granted	45
Loans outstanding as of December 31, 2021	45

The loan to River Box is a fixed interest rate loan and is repayable in full on November 16, 2033, or earlier if the company sells its assets.

SFL has also entered into loan agreements with SFL Hercules, SFL Deepwater and SFL Linus for amounts of $145 million,$145 million and $125 million, respectively. SFL is entitled to take excess cash from these companies, and such amount is recorded within its current account with SFL. The loan agreements specify that the balance on the current accounts will have no interest applied and will be settled via a net off against the eventual repayments of the fixed interest loan. Following approval of the amendments to the charter and debt agreements, SFL Hercules was no longer deemed to be a variable interest entity and became consolidated by the Company in August 2021. Also, in October 2020, the Company was determined to be the primary beneficiary of SFL Linus and SFL Deepwater, following changes to the financing agreements and as a result of defaults by Seadrill and therefore consolidated these entities from these dates.

Interest income received on the loans to associated companies is as follows:

	Year ended
(in millions of $)	December 31, 2021	December 31, 2020	December 31, 2019
River Box	4.6	0.0	0.0
SFL Deepwater	0.0	3.8	5.1
SFL Hercules	2.4	3.6	3.6
SFL Linus	0.0	4.5	5.4

Related party purchases and sales of vessels

During the year ended December 31, 2021, the Company entered into agreement to acquire four Aframax LR2 product tankers from affiliates of Frontline Limited, for an aggregate amount of $160.0 million. Two of the vessels were delivered in December 2021 and commenced their long term charters. The remaining two vessels were delivered subsequent to the year end. (Refer to Note 30: Subsequent Events).

In the year ended December 31, 2021 and December 31, 2020, there were no vessels sold to related parties.

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

Also in February 2020, Frontline redeemed in full the loan notes received by the Company on the sale of four VLCCs Front Page, Front Stratus, Front Serenade and Front Ariake in 2018. The aggregate amount received on redemption was $11.0 million. At the time of the redemption, the loan notes had a carrying value of $11.0 million, resulting in a gain of $0.0 million on disposal.

The Company received the following interest income and loan repayments on the loan notes:

	Year ended
(in thousands of $)	December 31, 2021	December 31, 2020	December 31, 2019
Interest income
Frontline Shipping	—	82	734
Frontline	—	97	908
(in millions of $)
Loan repayments
Frontline Shipping*	—	8.9	—
Frontline	—	11.0	1.7

* Non amortizing loan note so there was no repayment received in 2019.

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

In August 2018, the Company acquired approximately 4 million shares in ADS Maritime Holding, a newly formed company trading on the Oslo Merkur Market. The shares were purchased for $10.0 million, and had a fair value of $8.9 million as of December 31, 2020. (Refer to Note 11: Investments in Debt and Equity Securities). These shares represented 17% of the outstanding shares in the company. During the year ended December 31, 2021, the Company received a capital dividend of approximately $8.8 million from ADS Maritime Holding following the sale of its remaining two vessels. Also during the year ended December 31, 2021, the Company sold its remaining shares in ADS Maritime Holding for a consideration of approximately $0.8 million, recognizing a gain of $0.7 million on disposal. (Refer to Note 11: Investments in Debt and Equity Securities).

In November 2016, the Company acquired approximately 12 million shares in NorAm Drilling for a consideration of approximately $0.7 million. In November 2018, NorAm undertook a share consolidation of 20:1, resulting in a revised investment of 601,023 shares. On the same day NorAm participated in a rights issue, increasing the Company's investment in shares by approximately 0.6 million shares. In December 2018, the Company acquired an additional 41,756 shares bringing the total investment in NorAm to approximately 1.3 million shares with a fair value of $3.9 million. As of December 31, 2021 the fair value of the investment was $1.3 million. (Refer to Note 11: Investments in Debt and Equity Securities).

The Company also holds within "Investments in Debt and Equity Securities" senior secured corporate bonds in NorAm Drilling due 2021. In 2018, the Company redeemed a total of approximately 0.5 million units at par value and recorded no gain or loss on redemption. In the year ended December 31, 2019, the Company partially disposed of its investment in NorAm Drilling securities at par value of $0.3 million. The fair value of the remaining holding as of December 31, 2021 was $4.6 million (2020: $4.6 million; 2019: $4.7 million). (Refer to Note 11: Investments in Debt and Equity Securities).

Dividends and interest income received from shares held in and secured notes issued by related parties:

	Year ended
(in thousands of $)	December 31, 2021	December 31, 2020	December 31, 2019
Dividends received
ADS Maritime Holding	—	2,930	261
Frontline	—	3,100	340
Golden Close	—	—	1,989
Interest income received
NorAm Drilling	443	420	459

26.    FINANCIAL INSTRUMENTS

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates and exchange rates. The Company has a portfolio of swaps which swap floating rate interest to fixed rate, and which also fix the Norwegian kroner to US dollar exchange rate applicable to the interest payable and principal repayment on the NOK bonds. From a financial perspective these swaps hedge interest rate and exchange rate exposure. The counterparties to such contracts are DNB Bank ASA, Nordea Bank Finland Plc., ABN AMRO Bank N.V., NIBC Bank N.V., Skandinaviska Enskilda Banken AB (publ), Danske Bank A/S, Swedbank AB (publ), Credit Agricole Corporate & Investment Bank S.A., Sumitomo Mitsui Banking Corporation, BNP Paribas and Commonwealth Bank of Australia. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered not to be substantial as the counterparties are all banks which have provided the Company with loans.

The following tables present the fair values of the Company's derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	2021	2020
Designated derivative instruments -long-term assets:
Interest rate swaps	2,077	—
Cross currency interest rate swaps	—	28
Cross currency swaps	1,019	3,373
Non-designated derivative instruments -long-term assets:
Interest rate swaps	88	—
Cross currency swaps	—	5
Total derivative instruments - long-term assets	3,184	3,406

(in thousands of $)	2021	2020
Designated derivative instruments -short-term liabilities:
Interest rate swaps	68	703
Non-designated derivative instruments -short-term liabilities:
Interest rate swaps	670	869
Total derivative instruments - short-term liabilities	738	1,572
Designated derivative instruments -long-term liabilities:
Interest rate swaps	2,316	7,926
Cross currency interest rate swaps	2,685	3,006
Cross currency swaps	10,038	8,301
Non-designated derivative instruments -long-term liabilities:
Interest rate swaps	2,159	13,479
Cross currency swaps	11	—
Total derivative instruments - long-term liabilities	17,209	32,712

Interest rate risk management

The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. As of December 31, 2021, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR or NIBOR, as summarized below. The summary includes all swap transactions, most of which are hedges against specific loans.

Notional Principal (in thousands of $)	Trade date	Maturity date	Fixed interest rate
$84,333 (terminating at $79,733)	May 2012	August 2022	1.76% - 1.85%
$100,000 (remaining at $100,000)	March 2013	April 2023	1.85% - 1.97%
$35,063 (remaining at $35,063)	December 2014	January 2022	3.09%
$19,413 (remaining at $19,413)	September 2015	March 2022	1.67%
$56,000 (remaining at $56,000)	June 2019	September 2023	1.84%	†
$14,699 (equivalent to NOK128 million)	June 2019	September 2023	6.70% - 6.77%	*
$11,254 (equivalent to NOK100 million)	August 2019	September 2023	6.378%	*
$30,000 (remaining at $30,000)	May 2019	June 2024	2.15%	†
$48,332 (equivalent to NOK420 million)	May 2019	June 2024	6.85% - 6.90%	*
$100,000 (remaining at $100,000)	August 2019	August 2029	1.45% - 1.60%
$67,500 (remaining at $67,500)	January 2020	October 2024	1.40%	†
$145,450 (reducing to $92,233)	April 2020	January 2025	0.46% - 0.47%
$45,830 (reducing to $45,135)	May 2020	May 2022	0.28%

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

The total net notional principal amount subject to interest swap agreements as of December 31, 2021, was $0.7 billion (2020: $0.9 billion).

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

Fair Values

The carrying value and estimated fair value of the Company's financial assets and liabilities as of December 31, 2021, and 2020, are as follows:

	2021	2021	2020	2020
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available-for-sale debt securities	9,680	9,680	9,431	9,431
Equity Securities	1,292	1,292	10,367	10,367
Equity securities pledged to creditors	10,238	10,238	9,007	9,007
NOK700 million senior unsecured floating rate bonds due 2023	79,507	79,586	81,572	78,513
NOK700 million senior unsecured floating rate bonds due 2024	78,939	79,077	80,989	76,940
NOK600 million senior unsecured floating rate bonds due 2025	61,334	60,133	62,927	57,421
5.75% unsecured convertible bonds due 2021	—	—	212,230	199,496
4.875% unsecured convertible bonds due 2023	137,900	138,727	139,900	123,112
7.25% unsecured sustainability linked bonds due 2026	150,000	153,563	—	—
Derivatives:
Interest rate/ currency swap contracts – long-term receivables	3,184	3,184	3,406	3,406
Interest rate/ currency swap contracts – short-term payables	738	738	1,572	1,572
Interest rate/ currency swap contracts – long-term payables	17,209	17,209	32,712	32,712

The above long-term receivables relating to interest rate/ currency swap contracts as of December 31, 2021, include $0.1 million which relates to non-designated swap contracts (2020: $0.0 million), with the balance relating to designated hedges. The above short-term payables relating to interest rate/ currency swap contracts as of December 31, 2021, include $0.7 million which relates to non-designated swap contracts (2020: $0.9 million), with the balance relating to designated hedges. The above long-term payables relating to interest rate/ currency swap contracts as of December 31, 2021, include $2.2 million which relates to non-designated swap contracts (2020: $13.5 million), with the balance relating to designated hedges.

In accordance with the accounting policy relating to interest rate and currency swaps (See Note 2: Accounting Policies), and following the adoption of ASU 2017-12, where the Company has designated the swap as a hedge, changes in the fair values of interest rate swaps are recognized in other comprehensive income. Changes in the fair value of other swaps not designated as hedges are recognized in the Consolidated Statement of Operations.

The above fair values of financial assets and liabilities as of December 31, 2021, are measured as follows:

		Fair value measurements using
	December 31, 2021	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)		(Level 1)	(Level 2)	(Level 3)
Assets:
Available-for-sale debt securities	9,680	4,619	5,061
Equity securities	1,292	1,292
Equity securities pledged to creditors	10,238	10,238
Interest rate/ currency swap contracts - long-term receivables	3,184		3,184
Total assets	24,394	16,149	8,245	—
Liabilities:
NOK700 million senior unsecured floating rate bonds due 2023	79,586	79,586
NOK700 million senior unsecured floating rate bonds due 2024	79,077	79,077
NOK600 million senior unsecured floating rate bonds due 2025	60,133	60,133
4.875% unsecured convertible bonds due 2023	138,727	138,727
7.25% unsecured sustainability linked bonds due 2026	153,563	153,563
Interest rate/ currency swap contracts – short-term payables	738		738
Interest rate/ currency swap contracts – long-term payables	17,209		17,209
Total liabilities	529,033	511,086	17,947	—

The above fair values of financial assets and liabilities as of December 31, 2020, were measured as follows:

		Fair value measurements using
	December 31, 2020	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)		(Level 1)	(Level 2)	(Level 3)
Assets:
Available-for-sale debt securities	9,431	4,643	4,788	—
Equity securities	10,367	10,367
Equity securities pledged to creditors	9,007	9,007
Interest rate/ currency swap contracts – long-term receivables	3,406		3,406
Total assets	32,211	24,017	8,194	—
Liabilities:
NOK700 million senior unsecured floating rate bonds due 2023	78,513	78,513
NOK700 million senior unsecured floating rate bonds due 2024	76,940	76,940
NOK600 million senior unsecured floating rate bonds due 2025	57,421	57,421
5.75% unsecured convertible bonds due 2021	199,496	199,496
4.875% unsecured convertible bonds due 2023	123,112	123,112
Interest rate/ currency swap contracts – short-term payables	1,572		1,572
Interest rate/ currency swap contracts – long-term payables	32,712		32,712
Total liabilities	569,766	535,482	34,284	—

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

Investment in equity securities consist of (i) listed Frontline shares (ii) NorAm Drilling shares traded in the OTC market and (iii) ADS Maritime Holding Plc shares traded on the Merkur Market whilst the investments in available-for-sale debt securities consist of listed and unlisted corporate bonds. During the year ended December 31, 2021, the Company sold its shares in ADS Maritime Holding Plc, recognizing a gain of $0.7 million on disposal. (Refer to Note 11: Investments in Debt and Equity Securities).

As of December 31, 2021, the Company determined that the available for sale corporate bonds held in NT Rig Holdco valued at $5.1 million (2020: $4.8 million) should be classified as Level 2 measurements (2020: Level 2). The fair value of these corporate bonds is based on the latest available quoted prices, but due to low levels of trading the Company concluded that level one classification was not appropriate as of December 31, 2021.

The estimated fair values for the floating rate NOK bonds due 2023, 2024 and 2025, the 5.75% and 4.875% unsecured convertible bonds and the 7.25% unsecured sustainability linked bonds due 2026 are based on the quoted market prices as of the balance sheet date.

The fair value of interest rate and currency swap contracts is calculated using established independent valuation techniques applied to contracted cash flows and LIBOR/NIBOR interest rates as of the balance sheet date.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that amounts are carried with Skandinaviska Enskilda Banken, ABN AMRO, Nordea, Credit Agricole Corporate and Investment Bank, Danske Bank, BNPP Bank, Credit Suisse, Morgan Stanley and DNB Bank. However, the Company believes this risk is remote, as these financial institutions are established and reputable establishments with no prior history of default. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk however certain of the Company’s counterparties require the Company to periodically post collateral when the fair value of the financial instruments exceeds or is below specified thresholds. As of December 31, 2021 and 2020, the Company posted cash collateral related to derivative instruments under its collateral security arrangements of $10.4 million and $0.4 million, respectively, which is recorded within recorded within Other long term assets in the consolidated balance sheets. (Refer to Note 16: Other Long Term Assets). The Company also sometimes enter into master netting and offset agreements with such counterparties. As of December 31, 2021, the Company has International Swaps and Derivatives Association (“ISDA”) agreements with four of its swap counterparties which contain netting provisions.

There is also a concentration of revenue risk with certain customers to whom the Company has chartered multiple vessels.

In the year ended December 31, 2021, two VLCC crude tankers leased to Frontline Shipping accounted for approximately 2% of our consolidated operating revenues (2020: 6%, 2019: 4%). Frontline Shipping is a 100% owned subsidiary of Frontline, but the performance under the leases is not guaranteed by Frontline following amendments agreed in 2015. There is no requirement for a minimum cash balance in Frontline Shipping, but in exchange for releasing the guarantee a dividend restriction was introduced on Frontline Shipping whereby it can only make distributions to its parent company if it can demonstrate it will have minimum free cash of $2 million per vessel both prior to and following (i) such distribution and (ii) the payment of the next hire due and any profit share accrued under the charters. Due to the current depressed tanker market, there is a risk that Frontline Shipping may not have sufficient funds to pay the agreed charter hires. However, the performance under the fixed price agreements with Frontline Management whereby we pay management fees of $9,000 per day for each vessel to cover all operating costs including drydocking costs, is guaranteed by Frontline.

In the year ended December 31, 2021, the Company had eight Capesize dry bulk carriers leased to a subsidiary of Golden Ocean which accounted for approximately 12% of our consolidated operating revenues (2020: 11%, 2019: 11%).

The Company also had 10 container vessels on long-term bareboat charters to MSC, which accounted for approximately 2% of our consolidated operating revenues in the year ended December 31, 2021 (2020: 13%, 2019: 14%).

The Company had 15 container vessels on long-term time charters to Maersk A/S (“Maersk”) as of December 31, 2021, which accounted for approximately 32% of our consolidated operating revenues (2020: 29%; 2019: 30%).

In the year ended December 31, 2021, the company had six container vessels on time charter to Evergreen, which accounted for approximately 15% of our consolidated operating revenues in the year ended December 31, 2021 (2020: 15%, 2019: 14%).

In addition, a significant portion of our net income/(loss) is generated from our associated companies. SFL Hercules leases a rig to a subsidiary of Seadrill and River Box Holding Inc. holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. Following amendments to the West Hercules bareboat charter and loan facility agreements, SFL Hercules Ltd. was determined to no longer be a variable interest entity and was consolidated from August 27, 2021 (See Note 18: Investment in Associated Companies). In October 2020, the Company was determined to be the primary beneficiary of SFL Linus and SFL Deepwater following changes to the financing agreements and as a result of defaults by Seadrill. Therefore, from October 2020 these subsidiaries were consolidated by the Company. (See Note 18: Investment in Associated Companies). In the year ended December 31, 2021, income from the one remaining associated company chartering to Seadrill and consolidated from August 2021, accounted for approximately 2% of our net income (2020: 7% of net loss from three associated companies, 2019: 35% of net income from three associated companies). Also, in the year ended December 31, 2021, revenue from subsidiaries that were consolidated and leased rigs to Seadrill, accounted for approximately 6% of our consolidated operating revenues (2020: 1% in relation to one drilling unit, 2019: 0% none).

During the year ended December 31, 2020, Seadrill publicly disclosed that they had appointed financial and legal advisors to evaluate comprehensive restructuring alternatives to reduce debt service costs and overall indebtedness. In September and October 2020, Seadrill failed to pay hire when due under the leases for the three drilling units. The overdue hires along with certain other events, constituted an event of default under such leases and the related financing agreements. Under the terms of the leases, charter payment from the sub-charterers of West Hercules and West Linus, were paid into accounts pledged to SFL and its financing banks. During November and December 2020, Seadrill and SFL entered into forbearance and funds withdrawal agreements during which Seadrill was allowed to use certain funds received from the sub-charterers to pay operating expenses for the rigs in exchange for the Company being paid approximately 65 -75% of the existing contracted lease hire related to the West Hercules and the West Linus. Any hire received by Seadrill relating to the sub-charters on these two rigs in excess of the withdrawn amounts remained in Seadrill’s earnings accounts pledged to SFL.

In February 2021, Seadrill and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas. In August 2021, the Company entered into an amendment to its existing charter agreement (the “amendment agreement”) with subsidiaries of Seadrill for the harsh environment semi-submersible rig West Hercules, which was approved by the applicable bankruptcy court in September 2021. Each of SFL’s financing banks consented to the amendment agreement, and SFL’s limited corporate guarantee of the outstanding debt of the rig owning subsidiary remains unchanged at $83.1 million (2020: $83.1 million of its associated companies). Additionally, SFL agreed to a cash contribution of $5.0 million to the SFL Hercules's pledged earnings account at the time of redelivery following the termination of the Seadrill charter, in addition to a $3.0 million payable by Seadrill.

River Box was a previously wholly owned subsidiary of the Company. River Box holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. The Company has accounted for the remaining 49.9% ownership in River Box using the equity method. (See Note 18: Investment in Associated Companies).

As discussed in Note 25: Related Party Transactions, the Company, as of December 31, 2021, had net outstanding receivable balance on loans granted by the Company to these associated companies totaling $45.0 million (2020: $123.9 million). The loans granted by the Company are considered not impaired as of December 31, 2021 due to the fair value of the vessels owned by River Box exceeding the book values as of December 31, 2021.

27.    ALLOWANCE FOR EXPECTED CREDIT LOSSES

ASU 2016-13 introduced a new credit loss methodology, requiring earlier recognition of potential credit losses. The Company adopted ASU 2016-13 using the modified retrospective method from January 1, 2020. The provision is based on an assessment of the impact of current and expected future conditions, and as of December 31, 2021, this is inclusive of the Company's estimate of the potential effect of the COVID-19 pandemic on credit losses. The duration and severity of COVID-19 and continued market volatility is highly uncertain and, as such, the impact on expected credit losses is subject to significant judgment and may cause variability in the Company’s allowance for credit losses in future periods. Movements in the allowance for expected credit losses may result in gains as well as losses recorded in income as changes occur in the balances of our financial assets and the risk profiles of our counterparties.

The following table presents the impact of the allowance for expected credit losses on the Company's balance sheet line items for the year ended December 31, 2021.

(in thousands of $)	Trade receivables	Other receivables	Related Party receivables	Investment in sales-type, direct financing leases and leaseback assets	Other long-term assets	Total
Balance as of December 31, 2020	33	881	1,973	4,390	1,894	9,171
Reclassification to 'vessels and equipment, net'	—	—	—	(2,030)	—	(2,030)
Additions from associates	—	—	569	—	—	569
Change in allowance recorded in 'other financial items'	63	(395)	713	(1,097)	(6)	(722)
Balance as of December 31, 2021	96	486	3,255	1,263	1,888	6,988

The impact of the allowance for expected credit losses on the associates is disclosed in Note 18: Investment in Associated Companies.

In March 2021, the drilling unit held by a wholly owned subsidiary of the Company (SFL Linus) was reclassified from direct financing lease to operating lease and has been presented within Vessels and Equipment, net. A previously recognized credit loss allowance of $2.0 million was derecognized as a result of the reclassification. (Refer to Note 13: Vessels and Equipment, net and Note 17: Investment in Sales-Type Leases, Direct Financing Leases and Leaseback Assets).

In August 2021, SFL Hercules ceased to be accounted for as an associate and became consolidated, resulting in an addition of $0.6 million in credit loss allowance for related party receivables. (Refer to Note 18: Investment in Associated Companies).

28.    COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

(in millions of $)	2021	2020
Vessels and equipment, net	2,107	1,189
Investments in sales-type, direct financing leases and leaseback assets	203	675
Book value of consolidated assets pledged under ship mortgages	2,310	1,864

Assets with finance lease liabilities

(in millions of $)	2021	2020
Vessels under finance lease, net	656	697
Total book value	656	697

The Company has funded its acquisition of vessels, jack-up rig and ultra-deepwater drilling unit through a combination of equity, short-term debt and long-term debt. Providers of long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired. As of December 31, 2021, the Company had $1.9 billion of outstanding principal indebtedness under various credit facilities and finance lease liabilities of $0.5 billion. In 2020 the Company and its 100% equity accounted subsidiaries had a combined outstanding principal indebtedness of $1.8 billion under various credit facilities and finance lease liabilities of $0.6 billion.

As of December 31, 2021, the Company had a forward contract which expired in January of 2022, and has subsequently been rolled over to July 2022, to repurchase 1.4 million shares of Frontline (December 31, 2020: 1.4 million shares) with a carrying value of $10.2 million (December 31, 2020: $9.0 million). The transaction has been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability of $15.6 million recorded within debt as of December 31, 2021 (December 31, 2020: $15.6 million). As of December 31, 2021 the shares, together with a restricted cash balance of $8.3 million (December 31, 2020: $9.0 million), have been pledged as part of the forward agreement.

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

Capital commitments

As of December 31, 2021, the Company has no capital commitments towards the procurement of scrubbers on vessels owned by the Company (December 31, 2020: $5.8 million on nine vessels).

As of December 31, 2021, the Company has committed to paying $2.7 million towards the installation of BWTS on five vessels from its fleet (December 31, 2020: $7.0 million on 16 vessels), with installations expected to take place up to 2023.

As of December 31, 2021, the Company has committed to acquire two Suezmax tankers and two Aframax LR2 product tankers for a total purchase price of $190.0 million. The four vessels were delivered in January and February 2022. (Refer to Note 30: Subsequent Events). Upon delivery the vessels are contracted to immediately commence a five-year time charter to a subsidiary of Trafigura.

As of December 31, 2021, the Company had commitments under shipbuilding contracts to construct four newbuilding dual-fuel 7,000 CEU car carriers designed to use liquefied natural gas ("LNG"), totaling to $254.2 million (December 31, 2020: $0.0 million). Two of the vessels are expected to be delivered in 2023 and will immediately commence a 10-year period time charter with Volkswagen Group. The remaining two vessels are expected to be delivered in 2024 and will immediately commence a 10-year period time charter with K Line. (Refer to Note 14: Newbuildings and Vessel Purchase Deposits).

There were no other material contractual commitments as of December 31, 2021.

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

29.    CONSOLIDATED VARIABLE INTEREST ENTITIES

As of December 31, 2021, the Company's consolidated financial statements included 27 variable interest entities, all of which had been determined that the Company is the primary beneficiary. These variable interest entities are all wholly-owned subsidiaries and own vessels with existing charters during which related and third parties have fixed price options or obligations to purchase the respective vessels, at dates varying from April 2022 to December 2026.

As of December 31, 2021, nine of the consolidated variable interest entities have vessels which are accounted for as investments in sales-type leases, direct financing leases and leaseback assets. As of December 31, 2021, the vessels had a carrying value of $116.9 million before credit loss provision, unearned lease income of $25.7 million and total option prices at the earliest exercise date of $86.1 million. The outstanding loan balances in these entities amounted to a total of $88.3 million, of which the short-term portion was $7.8 million as of December 31, 2021.

As of December 31, 2021, 15 fully consolidated variable interest entities each own vessels which are accounted for as operating lease assets. As of December 31, 2021 the vessels had a total net book value of $848.4 million. The outstanding loan balances in these entities amounted to a total of $473.8 million, of which the short-term portion was $110.0 million as of December 31, 2021.

The remaining three consolidated variable interest entities each own vessels which are accounted for as vessels under finance lease and had a total net book value of $274.3 million as of December 31, 2021. The outstanding total finance lease liabilities for these entities amounted to $211.8 million, of which the short-term portion was $21.0 million as of December 31, 2021.

30.    SUBSEQUENT EVENTS

In January 2022, the Company took delivery of the remaining two of the four LR2 product tankers agreed for acquisition in the fourth quarter of 2021. The vessels were acquired in combination with five-year time charters to a subsidiary of Trafigura.

In January and February 2022, the Company took delivery of the remaining two of the three modern Suezmax tankers agreed for acquisition in the third quarter of 2021. The vessels have five-year time charters to a subsidiary of Trafigura.

On February 16, 2022, the Board of Directors of the Company declared a dividend of $0.20 per share which will be paid in cash on or around March 29, 2022.

In February 2022, SFL awarded 435,000 options to its employees, officers and directors pursuant to the Company’s incentive program.

In February 2022, the Company agreed to make changes to the chartering and management structure of the harsh environment jack-up drilling rig West Linus. The rig was delivered in 2014, and is currently operated by a subsidiary of Seadrill and employed on a long-term drilling contract with ConocoPhillips in the North Sea until the fourth quarter of 2028.

The Company, Seadrill and ConocoPhillips reached an agreement in which the drilling contract with ConocoPhillips is expected to be assigned from the current operator to one of the subsidiaries of the Company, upon the new operator receiving necessary regulatory approvals. In connection with the effective assignment of the drilling contract, SFL will receive charter hire from the rig and pay for operating and management expenses.

SFL has simultaneously entered into an agreement for the operational management of the rig with a subsidiary of Odfjell, a leading harsh environment drilling rig operator. The change of operational management from Seadrill to Odfjell is subject to customary regulatory approvals relating to operations on the Norwegian Continental Shelf.

Until the approvals are in place, Seadrill will continue the existing charter arrangements for a period of up to approximately nine months. The bareboat charter rate from Seadrill in this transition period will be approximately $55,000 per day.

In March 2022, the Company agreed to charter six 14,000 TEU container vessels to a leading container operator for a fixed period of approximately five years. The new charter is expected to commence between 2023 and 2024 when the vessels are redelivered following completion of their existing charter party to another Asian based liner company.

The recent outbreak of conflict between Russia and Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia. For example, on March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order prohibits any investments in the Russian energy sector by U.S. persons, among other restrictions. The ongoing conflict could result in the imposition of further economic sanctions against Russia, and the Company’s business may be adversely impacted. Currently, the Company’s charter contracts have not been affected by the events in Russia and Ukraine. However, it is possible that in the future third parties, with whom the Company has or will have charter contracts, may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.