Form 20-F
period 2022-12-31
SFL Corp Ltd.
filed 2023-03-16
CIK 1289877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
[ ☐  ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[☒]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2022

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

138,562,173	Common Shares, $0.01 Par Value

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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
▪the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
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
▪the volatility of oil and gas prices, which effects, among other things, several sectors of the maritime, shipping and offshore industries, including oil transportation, dry bulk shipments, oil products transportation, car transportation and drilling rigs;
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
▪delays or defaults by the shipyards in the construction of our newbuildings;
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
▪the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance, or ESG, practices;
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
▪the volatility of prevailing spot market charter rates, which effects the amount of profit sharing payment the Company receives under charters with Golden Ocean Group Limited, or Golden Ocean, and other charters;
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
▪the length and severity of the ongoing coronavirus outbreak (“COVID-19”) and governmental responses thereto and the impact on the demand for commercial seaborne transportation and the condition to the financial markets and any noncompliance with the amendments by the International Maritime Organization (“IMO”), the United Nations agency for maritime safety and the prevention of pollution by vessels, (the amendments hereinafter referred to as IMO 2020), to Annex VI to the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which will reduce the maximum amount of sulfur that vessels may emit into the air and has applied to us since January 1, 2020;
▪the arresting or attachment of one or more of the Company’s vessels or rigs by maritime claimants;
▪damage to storage, receiving and other shipping inventories’ facilities;
▪impacts of supply chain disruptions that began during the COVID-19 pandemic and the resulting inflationary environment;
▪potential requisition of the Company’s vessels or rigs by a government during a period of war or emergency; and

▪world events, political instability, international sanctions or international hostilities, including the ongoing conflict between Russia and Ukraine and potential physical disruption of shipping routes as a result thereof.
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

A. [RESERVED]

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

Our assets are primarily engaged in transporting crude oil and oil products, dry bulk and containerized cargoes, freight of rolling cargo, and in offshore drilling and related activities. The risk factors summarized in the Cautionary Statement Regarding Forward Looking Statements and Summary of Risk Factors and detailed below, summarize certain risks that may materially affect our business, financial condition or results of operations. Unless otherwise indicated in this annual report on Form 20-F, all information concerning our business and our assets is as of March 16, 2023.

Risk Factors Summary

The principal risks that could adversely affect, or have adversely affected, our Company’s business, operation results and financial conditions are categorized and detailed below.

–Risk Relating to Our Industry

Our assets operate within a variety of markets that are volatile and unpredictable. Several risk factors including but not limited to our global and local market presence will impact our widespread operations. We are exposed to regulatory, statutory, operational, technical, counterpart, environmental and political risks, and other developments and regulations applicable to us and our industry that may impact and or disrupt our business. Details of specific risks relating to our industry are described below.

–Risks Relating to our Company

Our Company is subject to a significant number of external and internal risks. We are an entity incorporated in Bermuda with operations in different jurisdictions, markets and industries and, with numerous employees, shareholders, customers and other stakeholders having varying interests, and this broad exposure subjects us to significant risks. We also engage in activities, operations and actions that could result in harm to our Company, and adversely affect our financial performance, position and our business. Details of specific risks relating to our Company are described below.

–Risk Relating to our Common Shares

Our common shares are subject to a significant number of external and internal risks. The market price of our common shares has historically been unpredictable and volatile. As a holding company, we depend on the ability of our subsidiaries to distribute funds to satisfy our financial and other obligations. As we are a foreign corporation, our shareholders may not have the same rights as a shareholder in a U.S. corporation may have. In addition, our shareholders may not be able to bring suit against us or enforce a judgement obtained in the U.S. against us since our offices and the majority of our assets are located outside of the U.S. Furthermore, sales of our common shares or conversions of our convertible notes could cause the market price of our common shares to decline. Details of specific risks relating to our common shares are described below.

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

The international seaborne transportation industry is both cyclical and volatile in terms of charter hire rates and profitability. The degree of charter hire rate volatility for vessels has varied widely. A worsening of current global economic conditions may cause the charter rates applicable to our vessels to decline and thereby adversely affect our ability to charter or re-charter our vessels and any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our vessels profitably. In addition, the conflict in Ukraine is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain. Fluctuations in charter hire rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for energy resources, commodities, semi-finished and finished consumer and industrial products internationally carried at sea. If we enter into a charter when charter hire rates are low, our revenues and earnings will be adversely affected. In addition, a decline in charter hire rates is likely to cause the market value of our vessels to decline. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, meet our obligations or pay dividends to our shareholders. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for vessel capacity include:
•supply of and demand for energy resources, commodities, and semi-finished and finished consumer and industrial products;
•national policies regarding strategic oil inventories (including if strategic reserves are set at a lower level in the future as oil decreases in the energy mix);
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
•regional availability of refining capacity and inventories compared to geographies of oil production regions;
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
•international sanctions, embargoes, import and export restrictions, nationalizations, piracy, terrorist attacks and armed conflicts, including the ongoing conflict in the Ukraine;
•changes in government subsidies of shipbuilding;
•construction or expansion of new or existing pipelines or railways; and
•currency exchange rates, most importantly versus the United States Dollar, or USD.

Demand for our vessels and charter hire rates are dependent upon, among other things, seasonal and regional changes in demand and changes to the capacity of the world fleet. There can be no assurance that global economic growth will be at a rate sufficient to utilize existing or new capacity. Continued adverse economic, political or social conditions or other developments including inflationary pressure and the ongoing conflict between Russia and Ukraine, could further negatively impact charter hire rates, and therefore have a material adverse effect on our business, results of operations and ability to pay dividends.

Factors that influence the supply of vessel capacity include:
•supply and demand for energy resources and oil and petroleum products;
•demand for alternative energy sources;
•the number and size of newbuilding orders and deliveries, including slippage in deliveries, as may be impacted by the availability of financing for shipping activity;
•the degree of scrapping or recycling of older vessels, depending, among other things, on scrapping or recycling rates or international scrapping or recycling regulations;
•the price of steel and vessel equipment;
•product imbalances (affecting the level of trading activity) and developments in international trade;
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
•sanctions (in particular sanctions on Russia, Iran and Venezuela, among other countries and individuals); and
▪technological advances in vessel design and capacity.

Furthermore, the conflict in Ukraine combined with inflationary pressures and/or supply chain disruptions across most major economies have negatively impacted certain of the countries in which we operate in and may lead to a global economic slowdown, which might in turn adversely affect demand for our vessels. In particular, the conflict in Ukraine and related sanctions measures imposed against Russia has and is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and has impacted the price of certain dry bulk goods, such as grain, as well as energy and fuel prices. Notably, various jurisdictions have imposed sanctions against Russia directly targeting the maritime transport of goods originating from Russia, such as of oil products and agricultural commodities such as potash. Such measures, and the response of targeted jurisdictions to them, have disrupted trade patterns of certain of the goods which we transport and have correspondingly impacted charter rates for the transport of such goods. As the number of jurisdictions imposing sanctions upon Russia grows and/or the nature of sanctions being imposed evolves, the charter rates we are able to obtain could begin to weaken.

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

Our business is affected by macroeconomic conditions, including rising inflation, interest rates, market volatility, economic uncertainty and supply chain constraints.

Various macroeconomic factors could adversely affect our business and the results of our operations and financial condition, including changes in inflation, interest rates and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets. For instance, inflation has negatively impacted us by increasing our labor costs, through higher wages and higher interest rates, and operating costs. Supply chain constraints have led to higher inflation, which if sustained could have a negative impact on our product development and operations. If inflation or other factors were to significantly increase, our business operations may be negatively affected. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all, in order to fund our operations.

Increased inflation, including rising prices for items, such as fuel, parts and components, freight, packaging, supplies, labor and energy increases the Company’s operating costs. The Company does not currently use financial derivatives to hedge against volatility in commodity prices. The Company uses market prices for materials, fuel, parts and components. The Company may be unable to pass these rising costs onto its customers. To mitigate this exposure, the Company attempts to include cost escalation clauses in its longer-term marine transportation contracts whereby certain costs, including fuel, can largely be passed through to its customers. Results of operations and margin performance can be negatively affected if the Company is unable to mitigate the impact of these cost increases through contractual means and is unable to increase prices to sufficiently offset the effect of these cost increases.

Materials, components, and equipment essential to the Company’s operations are normally readily available, and shortages as a result of supply chain disruptions can adversely impact the Company’s operations, particularly where the Company has a limited number of suppliers. Many of the items essential to the Company’s business require the use of shipping services to transport them to the Company’s facilities. Shipping delays or disruptions may result in operational slowdowns, especially where materials, components, or equipment are necessary to complete an order for the Company’s customers, particularly in the marine transportation segment. These constraints could have a material adverse effect on the Company and contribute to increased buildup of inventories. In addition, price increases imposed by the Company’s vendors for materials and shipping services used in its business, and the inability to pass these increases through to its customers, could have a material adverse effect on the Company.

Throughout 2022, we experienced significant increases in the costs of certain materials, including steel and fuel, as a result of availability constraints, supply chain disruption, increased demand, labor shortages, inflation and other factors. Though we incorporated inflationary factors into our 2022 business plan, inflation outpaced those original assumptions and, while we have incorporated inflationary factors into our 2023 business plan, inflation may outpace those assumptions. These challenges are due in large measure to increased demand for oil and gas production driven by the continued economic recovery from the COVID-19 pandemic and more broadly, systemic underinvestment in global oil and gas development. These supply and demand fundamentals have been further aggravated by disruptions in global energy supply caused by multiple geopolitical events, including the ongoing conflict between Russia and Ukraine. We continue to undertake actions and implement plans to strengthen our supply chain to address these pressures and protect the requisite access to commodities and services. Nevertheless, we expect for the foreseeable future to experience supply chain constraints and may continue to experience inflationary pressure on our cost structure. These supply chain constraints and inflationary pressures may continue to adversely impact our cost of operations and if we are unable to manage our global supply chain, it may impact our ability to procure materials and equipment in a timely and cost-effective manner, if at all, which could result in reduced margins and production delays and, as a result, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows and ability to obtain financing or refinance our existing and future credit facilities on acceptable terms, which may negatively impact our business.

Major market disruptions and adverse changes in market conditions and regulatory climate in China, the United States, the European Union and worldwide may adversely affect our business or impair our ability to borrow amounts under credit facilities or any future financial arrangements. Credit markets and the debt and equity capital markets have at times in the past been distressed and there is uncertainty surrounding the future of the global credit markets, particularly for the shipping industry.

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

Continuing concerns over COVID-19, inflation, rising interest rates, energy costs, geopolitical issues, including acts of war and the availability and cost of credit have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence, have precipitated fears of a possible economic recession. Domestic and international equity markets continue to experience heightened volatility and turmoil. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

As of December 31, 2022, we had total outstanding indebtedness of $2.2 billion under our various credit facilities and bond loans and a further $0.5 billion of finance lease obligations. In addition, we had a further $0.2 billion of finance lease obligations in our associated companies.

Our operations inside and outside of the United States expose us to global risks, such as political instability, terrorist or other attacks, war, international hostilities and global public health concerns, which may affect the seaborne transportation industry, and adversely affect our business.

We are an international company and primarily conduct our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels or rigs are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts.

Currently, the world economy faces a number of challenges, including trade tensions between the United States and China, stabilizing growth in China, geopolitical events, such as Brexit, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East, Ukraine and in other geographic areas and countries.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the ongoing conflict between Russia and Ukraine. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our future performance, results of operation, cash flows and financial position.

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflict in the Ukraine, which may adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. The United States has implemented the Russian Harmful Foreign Activities Sanctions program, which includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and took effect on February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; however, the impact from price cap regulation has been muted since the outbreak of the war and implementation of new sanctions, in addition to sanctions already in place and self-sanctioning, had already redirected a significant share of Russian exports away from Europe. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business.

In addition, on February 24, 2023, the United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) issued a new determination pursuant to Section 1(a)(i) of Executive Order 14024, which enables the imposition of sanctions on individuals and entities who operate or have operated in the metals and mining sector of the Russian economy. Increased restrictions on the metals and mining sector may pose additional risks adversely affecting our business.

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

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages and third-party claims for personal injury or property damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our current or historic operations. A failure to comply with applicable environmental laws and regulations, or to obtain or maintain necessary environmental permits or approvals, or a non-compliant release of oil or other hazardous substances in connection with our drilling contracts could subject us to significant administrative and civil fines and penalties, and other civil or criminal sanctions, remediation costs for natural resource damages, third-party damages, material adverse publicity and, in certain instances, seizure or detention of our vessels.

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

Furthermore, if a major industry incident, such as the 2010 explosion of the drilling rig Deepwater Horizon in the Macondo Prospect of the U.S. Gulf of Mexico and the subsequent release of oil, which is unrelated to SFL, was to occur again, this could lead to a regulatory response which may result in further increased operating costs and exposures. Such events have resulted in increased, and may result in further, regulation of the shipping and offshore industries and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. These safety regulations may impact our operations and financial results by adding to the costs of exploring for, developing and producing oil and gas in offshore settings. For instance, in 2016, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) published a final rule that sets more stringent design requirements and operational procedures for critical well control equipment used in offshore oil and gas drilling and separately announced a risk-based inspection program for offshore facilities. Also, in 2016, The U.S. Bureau of Ocean Energy Management ("BOEM") issued a final Notice to Lessees and Operators imposing more stringent supplemental bonding procedures for the decommissioning of offshore wells, platforms and pipelines. These regulations, which may result in additional costs for us, have since become the subject of additional review and possible revision by BSEE and BOEM and, as a result, we cannot predict their impact on our future operations. The EU also has undertaken a significant revision of its safety requirements for offshore oil and gas activities through the issue of the EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations. These other future safety and environmental laws and regulations regarding offshore oil and gas exploration and development may increase the cost of our operations, lead our customers to not pursue certain offshore opportunities and result in additional downtime for our drilling units.

We may incur substantial losses and be subject to liability claims as a result of catastrophic events, such as oil spills, that we may not be insured for, or our insurance may be inadequate to protect us against these risks.

Our operations are subject to all of the hazards and operating risks associated with drilling for and production of oil and natural gas, including natural disasters, the risk of fire, explosions, blowouts, surface cratering, uncontrollable flows of natural gas, oil and formation water, pipe or pipeline failures, abnormally pressured formations, casing collapses and environmental hazards such as oil spills, natural gas leaks, ruptures or discharges of toxic gases, all of which could cause substantial financial losses.

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

Some laws may expose the us to liability for the conduct of, or conditions caused by, third parties (including customers and subcontractors), or for acts that were in compliance with all applicable laws at the time they were performed. Further, some of these laws and regulations may impose direct and strict liability, rendering a company or a person liable for environmental damage without regard to negligence. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents and the insurance may not be sufficient to cover all such risks and may at times become materially more costly to acquire.

We have generally been able to obtain some degree of contractual indemnification pursuant to which our customers agree to hold harmless and indemnify SFL against liability for pollution, well and environmental damage. However, generally in the oil and natural gas services industry there is increasing pressure from customers to pass on a larger portion of the liabilities to contractors, as part of their risk management policies. Further, there can be no assurance that we can obtain indemnities in our contracts or that, in the event of extensive pollution and environmental damage, its customers would have the financial capability to fulfil their contractual obligations. Further, such indemnities may be deemed legally unenforceable based on relevant law, including as a result of public policy.

The insurance coverage we currently hold may not be available in the future, or we may not obtain certain insurance coverage. Even if insurance is available and we have obtained the coverage, it may not be adequate to cover our liabilities, may not be available on satisfactory terms and/or subject to high premiums, or our insurance underwriters may be unable to pay compensation if a significant claim should occur. Any of these scenarios could have a material adverse effect on our business, operating results and financial condition.

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

While over two years have passed since the IMO 2020 Regulations became effective, it is still uncertain how the availability of high-sulfur fuel around the world will be affected by implementation of these regulations. Both the availability of compliant fuel and the price of high-sulfur fuel generally and the difference between the cost of high-sulfur fuel and that of low-sulfur fuel are also uncertain. As of March 16, 2023, 31 of our owned or leased vessels and four vessels that are included in our associated companies are equipped with exhaust gas cleaning systems ("EGCS" or "scrubbers"). As of January 1, 2020 we have transitioned to burning IMO compliant fuels in our vessels where scrubbers have not been installed. We continue to evaluate different options in complying with IMO and other rules and regulations. Our fuel costs and fuel inventories have increased as a result of these sulfur emission regulations. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate our vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Scrubbers may not be available to be installed on such vessels at a favorable cost or at all if we seek them at a later date. Further, there is risk that if the fuel spread between high sulfur fuel oil and low sulfur fuel oil decreases, we may not be able to recover the investments we have made in our scrubbers within our expected timeframes or at all.

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

The Hong Kong Convention, which is currently open for accession by IMO member states, will enter into force 24 months after the date on which 15 IMO member states, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approve accession. As of the date of this annual report, 20 countries have ratified or approved accession of the Hong Kong Convention, but the requirement of 40% of world merchant shipping by gross tonnage has not yet been satisfied.

On November 20, 2013, the European Parliament and the Council of the EU adopted the EU Ship Recycling Regulation, or ESSR, which, among other things, retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU member state may be recycled only in facilities included on the European list of permitted ship recycling facilities.

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

Under the ESSR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). The European List presently includes eight facilities in Turkey but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

In addition, on December 31, 2018, the European Waste Shipment Regulation, or EWSR, requires that non-EU flagged ships departing from EU ports be recycled only in Organization for Economic Cooperation and Development, or OECD, member countries. In March 2018, the Rotterdam District Court ruled that the sale of four recyclable vessels by third-party Dutch ship owner Seatrade to cash buyers, who then reflagged and resold the vessels to non-OECD country recycling yards, were effectively indirect sales to non-OECD country yards, in violation of the EWSR. If European Union Member State courts widely adopt this analysis, it may negatively impact revenue from the residual values of our vessels and we may be subject to a heightened risk of non-compliance, due diligence obligations and costs in instances where we sell older ships to cash buyers.

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

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the IMO’s MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (i) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (ii) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (iii) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.

The European Commission has proposed adding shipping to the Emission Trading Scheme (ETS) as of 2023 with a phase-in period. It is expected that shipowners will need to purchase and surrender a number of emission allowances that represent their recorded carbon emission exposure for a specific reporting period. The person or organization responsible for the compliance with the EU Emissions Trading System (“EU ETS”) should be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Compliance with the Maritime EU ETS could result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

Since January 1, 2020, ships must either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Shipowners must comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by alternative fuels, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operation, cash flows and financial position.

On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference (“COP26”). The Glasgow Climate Pact calls for signatory states to voluntarily phase out fossil fuels subsidies. A shift away from these products could potentially affect the demand for our vessels and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 22 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses to “green” our vessels.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (“IOPP”) renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 Discharge Performance Standard (“D-2 standard”) on or after September 8, 2019. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and to eliminate unwanted organisms, which may incur substantial costs.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency, or EPA, develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. Within two years after the EPA publishes its final Vessels Incidental Discharge National Standards of Performance, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2030 compared to 2008, shipping companies are required to include: (i) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (ii) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The EEXI is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculate “required” EEXI levels based on the vessel’s technical design, such as vessel type, date of creation, size and baseline. Additionally, an “attained” EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEXI must be less than the vessel’s required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel’s attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC 79 also adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024.

Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved Ship Energy Efficiency Management Plan, or SEEMP, on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session held on June 2021, entered into force on November 1, 2022 and became effective on January 1, 2023.

We currently have eight vessels that are on fixed price management agreements with Golden Ocean Group Management (Bermuda) Ltd, or Golden Ocean Management, which include the cost of complying with regulations. We have an additional 10 vessels employed under bareboat charters where the cost of fitting ballast water treatment systems would lie with the charterer, if such vessel is still employed under the relevant bareboat charter at the time the regulations become applicable. We also have 49 vessels employed in the spot market or under time charter agreements. These have either already been fitted with ballast water treatment systems or will have them fitted within the required deadlines. The costs of compliance may be substantial and could adversely affect our profitability.

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

“Peak oil” is the year when the maximum rate of extraction of oil is reached. Recent forecasts of “peak oil” range from the late 2020s to 2040, depending on economics and how governments respond to global warming. OPEC maintains that demand for oil will plateau around 2040, despite transition toward other energy sources. Irrespective of “peak oil”, the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy or nuclear energy, which appears to be accelerating as a result of the COVID-19 pandemic, as well shifts in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

We have not engaged in shipping or drilling activities in countries or territories or with government-controlled entities in 2022 in violation of any applicable sanctions or embargoes imposed by the U.S. government, the EU, the United Nations or other applicable governmental authorities. Our contracts with our charterers may prohibit them from causing our vessels to call on ports located in sanctioned countries or territories or carrying cargo for entities that are the subject of sanctions. Although our charterers may, in certain causes, control the operation of our vessels, we have monitoring processes in place reasonably designed to ensure our compliance with applicable economic sanctions and embargo laws. Nevertheless it remains possible that our charterers may cause our vessels to trade in violation of sanctions provisions without our consent. If such activities result in a violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

U.S. sanctions exist under a strict liability regime. A party need not know it is violating sanctions and need not intend to violate sanctions to be liable. We could be subject to monetary fines, penalties, or other sanctions for violating applicable sanctions or embargo laws even in circumstances where our conduct, or the conduct of a charterer, is consistent with our sanctions-related policies, unintentional or inadvertent.

The applicable sanctions and embargo laws and regulations of these difference jurisdictions vary in their application and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, most sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The U.S. and EU have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions or embargoes imposed by the United States, EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, or we may suffer reputational harm. We may also experience damage to our reputation if the vessels we have sold are being used in sanctioned activity in violation of the contract of sale, either by the buyer or by a third party.

As a result of Russia’s actions in Ukraine, the U.S., EU and United Kingdom, together with numerous other countries and self-sanctioning, have imposed significant sanctions on persons and entities associated with Russia and Belarus, as well as comprehensive sanctions on certain areas within the Donbas region of Ukraine, and such sanctions apply to entities owned or controlled by such designated persons or entities. These sanctions adversely affect our ability to operate in the region and also restrict parties whose cargo we may carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil, the importation of certain Russian energy products and other goods, and new investments in the Russian Federation. These sanctions further limit the scope of permissible operations including the maintenance of our vessels and the services provided to our vessels and crew while operating in these regions, and cargo we may carry. We may also encounter potential contractual disputes with charterers and insurers due to the various sanctions targeting Russian interests and Russian cargo.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2022, and intend to maintain such compliance, there can be no assurance that we or our charterers will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in our reputation and the markets for our securities to be adversely affected and/or in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our shares may adversely affect the price at which our shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.

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

The offshore contract drilling industry is highly competitive and cyclical.

Our industry is highly competitive, and our contracts are traditionally awarded on a competitive bid basis. Pricing, safety records and competency are key factors in determining which qualified contractor is awarded a contract. Rig availability, location and technical capabilities also can be significant factors in the determination. If we are not able to compete successfully, our revenues and profitability may decline.

Given the high capital requirements that are inherent in the offshore drilling industry, we may also be unable to invest in new technologies or expand in the future as may be necessary for us to succeed in this industry, while our larger competitors with superior financial resources, and in many cases less leverage than we have, may be able to respond more rapidly to changing market demands and compete more efficiently on price for drillship and drilling rig employment. We may not be able to maintain our competitive position, and we believe that competition for contracts will continue to be intense in the future. Our inability to compete successfully in the offshore drilling industry may reduce our revenues and profitability.

Demand for offshore contract drilling services is highly cyclical, which is primarily driven by the demand for drilling rigs and the available supply of drilling rigs. Demand for drilling rigs is driven by the levels of offshore exploration and development conducted by oil and natural gas companies, which is beyond our control and may fluctuate substantially from year-to-year and from region-to-region.

Prolonged periods of reduced demand or excess rig supply have required us, and may in the future require us, to idle, sell or scrap rigs and enter into low day rate contracts or contracts with unfavorable terms. There can be no assurance that the current demand for drilling rigs will increase in the future or that any short-term improvement to market conditions will be sustained. Any further decline in demand for drilling rigs or oversupply of drilling rigs could materially adversely affect our financial position, operating results or cash flows.

Future exploration and drilling results are uncertain and involve substantial costs.

Drilling for oil involves numerous risks, including the risk that our customers to whom we have drilling contracts with, may not encounter commercially productive reservoirs. The costs of drilling, completing and operating wells are often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:
•unexpected drilling conditions;
•title problems;
•pressure or irregularities in formations;
•equipment failures or accidents;
•inflation in exploration and drilling costs;
•fires, explosions, blowouts or surface cratering;
•lack of, or disruption in, access to pipelines or other transportation methods; and
•shortages or delays in the availability of services or delivery of equipment.

We could experience periods of higher costs as activity levels fluctuate or if oil and natural gas prices rise. These increases could reduce our profitability, cash flow, and ability to complete development activities as planned.

An increase in oil and natural gas prices or other factors could result in increased development activity and investment in our areas of operations, which may increase competition for and cost of equipment, labor and supplies. Shortages of, or increasing costs for, experienced drilling crews and equipment, labor or supplies could restrict our operators’ ability to conduct desired or expected operations. In addition, capital and operating costs in the oil and natural gas industry have generally risen during periods of increasing oil and natural gas prices as producers seek to increase production in order to capitalize on higher oil and natural gas prices. In situations where cost inflation exceeds oil and natural gas price inflation, our profitability and cash flow, and our operators’ ability to complete development activities as scheduled and on budget, may be negatively impacted. Any delay in the drilling of new wells or significant increase in drilling costs could reduce our revenues and profitability.

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
•accidents, severe weather, natural disasters and other similar incidents relating to the oil and gas industry; and
•the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities, insurrection, or other crises in the Middle East, eastern Europe or other geographic areas, or further acts of terrorism in the United States, Europe or elsewhere, including the ongoing conflict between Russia and Ukraine.

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

As an example of the volatility in oil prices, Brent fell to $9 per barrel in April 2020 before a recovery in oil and gas prices toward the end of 2020-early 2021 and continuing through part of 2022, during which time Brent rose above $120 per barrel, and fell to $82 per barrel in December 2022. However, there is no guarantee that the oil and gas price recovery will be sustained. Prices can continue to fluctuate and there may be longer periods of lower prices.

The supply of rigs in the market has, as a result of longer periods of significant fluctuations in oil and gas prices, continued to outweigh the demand. This trend may continue, and therefore have a damping effect on utilization levels and dayrates across all segments in 2023.

Continued periods of low demand can cause excess rig supply and intensify competition in our industry, which often results in drilling rigs, particularly older and less technologically-advanced drilling rigs, being idle for long periods of time. We cannot predict the future level of demand for drilling rigs or future condition of the oil and gas industry with any degree of certainty. Any future decrease in exploration, development or production expenditures by oil and gas companies could further reduce our revenues and materially harm our business.

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, including:
•the availability of competing offshore drilling units;
•rising interest rates and the availability of debt financing on acceptable terms;
•the level of costs for associated offshore oilfield and construction services;
•the availability of personnel for offshore drilling units;
•oil and gas transportation costs;
•the level of rig operating costs, including crew and maintenance;
•the taxation imposed on the exploration and production activity in the relevant jurisdiction;
•the discovery of new oil and gas reserves;
•the cost of non-conventional hydrocarbons, such as the exploitation of oil sands;
•the political and military environment of oil and gas reserve jurisdictions;
•regulatory restrictions on offshore drilling; and
•inflationary pressures and supply chain disruptions.

Any of these factors could reduce demand for our offshore drilling assets and adversely affect our business and results of operations.

Governmental laws and regulations, including taxation, environmental laws and regulations, may add to the costs of the charterers of our drilling units or limit their drilling activity, and may adversely affect their ability to make payments to us.

We own two harsh environmental drilling rigs, the 2014-built jack-up rig Linus and 2008-built semi-submersible drilling rig Hercules. Upon the receipt of the necessary regulatory approvals in September 2022, the long-term drilling contract with ConocoPhillips Skandinavia AS (“ConocoPhillips”) was assigned from the Seadrill subsidiary that was the prior operator to one of our subsidiaries that had entered into an operational management agreement of the rig with a subsidiary of Odfjell Drilling AS (“Odfjell”) to operate the jack-up rig Linus for us. Following redelivery from Seadrill, the rig continued to be employed under its long term drilling contract with ConocoPhillips which expires in the fourth quarter of 2028. The harsh environment semi-submersible drilling rig Hercules was employed on a bareboat charter to Seadrill until the end of December 2022, whereupon the rig was redelivered to us. As of December 31, 2022, the rig was managed by Odfjell, and is expected to commence a new drilling contract with ExxonMobil Canada Ltd. in the second quarter of 2023, after completing its special periodic survey, with a duration of approximately 135 days.

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

To the extent that new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional taxes and environmental protection requirements that result in increased costs to the oil and gas industry in general or the offshore drilling industry in particular, the charterers of our drilling units’ business or prospects could be materially adversely affected. The operation of our drilling units will require certain governmental approvals, the number and prerequisites of which cannot be determined until the charterers of our drilling units identify the jurisdictions in which they will operate upon securing contracts for the drilling units. Depending on the jurisdiction, these governmental approvals may involve public hearings and costly undertakings on the part of the charterers of our drilling units. The charterers of our drilling units may not obtain such approvals, or such approvals may not be obtained in a timely manner. If the charterers of our drilling units fail to secure the necessary approvals or permits in a timely manner, their customers may have the right to terminate or seek to renegotiate their drilling services contracts to the charterers of our drilling units’ detriment. The amendment or modification of existing laws and regulations, or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas, could have a material adverse effect on the charterers of our drilling units’ business, operating results or financial condition. Future earnings of the charterers of our drilling units may be negatively affected by compliance with any such new legislation or regulations. In addition, the charterers of our drilling units may become subject to additional laws and regulations as a result of future rig operations or repositioning. These factors may adversely affect the ability of the charterers of our drilling units to make payments to us. The failure of the charterers of our drilling units to meet their respective obligations to us under our existing lease agreements would likely have material adverse effect on our business, financial condition, results of operations and cash flows, ability to pay dividends to our shareholders and compliance with covenants in our credit facilities.

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

Further, in March 2022, the SEC proposed amendments to its rules on cybersecurity risk management, strategy, governance, and incident disclosure. The proposed amendments, if adopted, would require us to report material cybersecurity incidents involving our information systems and periodic reporting regarding our policies and procedures to identify and manage cybersecurity risks, amongst other disclosures.

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

In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the “Task Force”). The Task Force’s goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and promulgated new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On May 25, 2022, SEC proposed a second set of rules aiming to curb the practice of "greenwashing" (i.e., making unfounded claims about one's ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration, and business development companies. As of the date of this annual report, these proposed rules have not yet taken effect.

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

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. More technologically advanced vessels have been built since the owned or leased vessels in our fleet, which have an average age of 10 years as of December 31, 2022, were constructed and vessels with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers. We face competition from companies with more modern vessels having more fuel efficient designs than our vessels, or eco vessels, and if new vessels are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because the oil majors and other top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Similarly, technologically advanced vessels are needed to comply with environmental laws, the investment, in which along with the foregoing, could have a material adverse effect on our results of operations, charter hire payments, resale value of vessels, cash flows, financial condition and ability to pay dividends.

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

The tanker market has historically been volatile. For example, we witnessed high chartering levels with the Baltic Exchange indices for the dry bulk and tanker markets hitting their highest levels since the mid-2000s. Global oil demand is expected to increase in 2023 with oil prices surpassing $100 per barrel. However, with continued uncertainty, there can be no assurance that the tanker market will sustain its recent rally.

While also experiencing volatility, the dry bulk shipping market has enjoyed significantly improved market conditions during 2021. Industry sources indicate that seaborne dry bulk trade (in tonnes) was limited in 2022, as a result of tightening monetary policy as well as weakness in China’s economy. The global fleet of dry bulk vessels has increased as a result of the delivery of numerous newbuilding orders over the past few years. During 2022, the global dry bulk fleet has grown by 2.8%, and as of February 1, 2023, newbuilding orders had been placed for an aggregate of about 7.2% of the existing global dry bulk fleet, with deliveries expected predominantly during the next two years. The dry bulk charter market, from which we derive and plan to continue to derive our revenues, has been relatively weak in 2022, with freight rates falling due to a combination of lower demand and easing of supply chain disruptions. In 2022, charter rates for dry bulk vessels decreased from 2021 levels but were sustained well above the historical average. The Baltic Dry Index, an index published by The Baltic Exchange of shipping rates for key dry bulk routes, softened from the decade highs of 2021, but still averaged 43% above the decade average, principally as a result of strong global growth and increased infrastructure spending which has led to an elevated demand for commodities. In January 2023, we saw spot rates fall to extremely low levels, following normal seasonal patterns as well as Chinese New Year, which has reduced industrial activity in the region. Market conditions are expected to gradually improve over the course of 2023 as China’s re-opening takes hold, however, we cannot guarantee a trend towards recovery. However, with continued uncertainty, there can be no assurance that the dry bulk charter market will realize recovery.

The containership charter market experienced significant volatility in 2022, with prices in the charter market for container ships gradually returning to ‘normal’ levels in September - October 2022, following an ease in port congestion. With easing port congestion, higher inflation, and the shift in spending from goods to services, global freight rates steeply declined in 2022, reaching pre-pandemic levels.

The offshore drilling charter market is correlated to the oil price (Brent crude spot) which has experienced significant volatility during the last decade. In April 2020 the oil price fell below $20 per barrel following fears that oil storage in the U.S. was running tight. As a consequence of these reductions in oil prices, oil and gas companies significantly reduced their exploration and development activities, resulting in many drilling companies laying up rigs and experiencing financial difficulties. However, oil prices averaged over $100 in 2022 and are expected to lie between $70 to $105 in 2023. The medium and long-term oil price development remains uncertain, with COVID-19 pandemic expected to continue to affect the global oil demand along with a structural transition in global energy systems with renewable energy expected to increase going forward. The effect on this related to the market is currently difficult to assess. Also, we have seen significant movement in oil price development since the geopolitical conflict between Russia and Ukraine began in February 2022.

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

The Company is exposed to fluctuating demand and supply for maritime transportation services, as well as fluctuating prices of commodities (such as iron ore, coal, grain, soybeans and aggregates) and consumer and industrial products, and may be affected by a decrease in the demand for such commodities and/or products and the volatility in their prices.

Our growth significantly depends on continued growth in worldwide and regional demand for the products we transport, such as dry bulk commodities (such as iron ore, coal, soybeans, etc.) and consumer and industrial products, which could be negatively affected by several factors, including declines in prices for such commodities and/or products, or general political, regulatory and economic conditions.

In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving forces behind increases in shipping trade and the demand for marine transportation. While China in particular has enjoyed rates of economic growth significantly above the world average, slowing economic growth rates may reduce the country’s contribution to world trade growth. If economic growth declines in China, India and other countries in the Asia Pacific region, we may face decreases in shipping trade and demand. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. Furthermore, a slowdown in the economies of the United States or the European Union, or certain other Asian countries may also have adverse impacts on economic growth in the Asia Pacific region. Therefore, a negative change in the economic conditions (including any negative changes resulting from any pandemic) of any of these countries or elsewhere may reduce demand for dry bulk and/or containership vessels and their associated charter rates, which could have a material adverse effect on our business, financial condition and operating results, as well as our prospects.

More generally, various economies around the globe were impacted by inflationary pressures and/or supply chain disruptions in 2022, in part stemming from the conflict in Ukraine and related sanctions against Russia and Belarus and the COVID-19 pandemic and related containment efforts throughout the world. For example, demand for and the price of coal, a product which we transport from time to time, rose more than 250% in March 2022 as compared to the same period in the previous year. This was due to, among other factors, disruptions in natural gas supplies to the European Union as a result of tensions with Russia and the loosening of COVID-19 restrictions in various jurisdictions, which was accompanied by a surge in energy demand and, in some jurisdictions, a temporary shortage in available electrical capacity. The price of coal has since declined amid recessionary concerns regarding the global economy. The global economy currently remains and is expected to continue to remain subject to substantial uncertainty, which may impact demand for the products which we transport. Periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels being idle for long periods of time, which could reduce our revenues and materially harm the profitability of our segments, our business, results of operations and available cash.

Our financial results and operations have been and may continue to be adversely affected by the ongoing outbreak of COVID-19, and related governmental responses thereto.

The COVID-19 pandemic and variants that have emerged have resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines, and other emergency public health measures, including lockdown measures. These measures have and may continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production, delays in planned strategic projects and closure of businesses and facilities. In 2022, a resurgence of COVID-19 cases led to China’s government to impose quarantine regulations in certain provinces of China under China’s zero-COVID policy. However, by the end of 2022, many of these measures, including China’s zero-COVID policy, were relaxed. Nonetheless, we cannot predict whether and to what degree emergency public health and other measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for dry bulk and other cargo vessels may deteriorate further and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for dry bulk and other shipping sectors as we have experienced, including, among other things:
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

Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. In 2022, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with measures to mitigate the spread of COVID-19. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and expect to continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. In addition, any case of COVID-19 amongst crew, could result in a quarantine period for that vessel and, in turn, loss of charter hire and additional costs. In 2022, delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so.

Moreover, COVID-19 and governmental and other measures related to it have led to a highly difficult environment in which to acquire and dispose of vessels given difficulty to physically inspect vessels. The impact of COVID-19 has also resulted in reduced industrial activity globally, and more specifically in China, with temporary closures of factories and other facilities, labor shortages and restrictions on travel.

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

Our vessels and their cargoes are at risk of being damaged or lost due to events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy, political circumstances and hostilities in foreign countries, labor strikes and boycotts, changes in tax rates or policies, and governmental expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters. There is a material risk of increased premiums or loss of coverage as a result of the geopolitical conflict between Russia and Ukraine.

In the event of a vessel casualty or other catastrophic event, we will rely on the marine insurance policies to pay the insured value of the vessel or the damages incurred. Through the agreements with our vessel managers, we procure insurance for most of the vessels in our fleet employed under time and voyage charters against those risks that we believe the shipping industry commonly insures against. These include marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks and crew insurances, and war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1.0 billion per vessel per occurrence, except for certain excluded areas at high risk including Russia, Ukraine and Belarus (the “High Risk Areas”).

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2022, the average age of our fleet, owned or leased by us, was approximately 10 years. As our fleet ages, we will incur increased costs. Due to improvements in engine technology, older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

Our current business strategy includes additional growth through the acquisition of both newbuildings and second-hand vessels. While we rigorously inspect previously owned or secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. A secondhand vessel may also have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into drydock, which would reduce our fleet utilization and increase our operating costs. The market prices of secondhand vessels also tend to fluctuate with changes in charter rates and the cost of new build vessels, and if we sell the vessels, the sales prices may not equal and could be less than their carrying values at that time. Therefore, our future operating results could be negatively affected if the vessels do not perform as we expect.

Delays in the delivery of any newbuilding or secondhand tankers we agree to acquire could harm our operating results.

Delays in the delivery of any new-building or second-hand vessels we may agree to acquire in the future, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of revenues under any charters we arrange for such vessels. The delivery of newbuilding vessels could be delayed, other than at our request, because of, among other things, work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities, health pandemics such as COVID-19 or political or economic disturbances in the countries where the vessels are being built, including any escalation of tensions involving North Korea; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we have arranged any charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessel.

In addition, the refund guarantors under the newbuilding contracts, which are banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees. If the shipbuilders or refund guarantors are unable or unwilling to meet their obligations to the sellers of the vessels, this may impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our credit facilities. The delivery of any secondhand vessels could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financing or damage to or destruction of the vessels while being operated by the seller prior to the delivery date.

Risks Relating to Our Company

Changes in our dividend policy could adversely affect holders of our common shares.

Any dividend that we declare is at the discretion of our board of directors of the Company (the “Board of Directors”). We cannot assure you that our dividend will not be reduced or eliminated in the future, and changes in our dividend policy could adversely affect the market price of our common shares. Our profitability and corresponding ability to pay dividends is substantially affected by amounts we receive through charter hire and profit-sharing payments from our charterers. Our entitlement to profit sharing payments, if any, is based on the financial performance of our vessels which is outside of our control. If our charter hire and profit-sharing payments decrease substantially, we may not be able to continue to pay dividends at present levels, or at all. We are also subject to contractual limitations on our ability to pay dividends pursuant to certain debt agreements, and we may agree to additional limitations in the future. Additional factors that could affect our ability to pay dividends include statutory and contractual limitations on the ability of our subsidiaries to pay dividends to us, including under current or future debt arrangements, economic conditions, including the impact of the ongoing COVID-19 pandemic and macroeconomic impacts on our business and financial condition, such as inflationary pressure, and other factors the Board of Directors may deem relevant.

We depend on our charterers, including companies which are affiliated with us, for our operating cash flows and for our ability to pay dividends to our shareholders and repay our outstanding borrowings.

During 2022, we had eight dry bulk carriers chartered to Golden Ocean Trading Limited, or the Golden Ocean Charterer, a subsidiary of Golden Ocean. Hemen, our largest shareholder, is also the largest shareholder of Golden Ocean. In addition, we own fully or partially 13 container vessels on long-term bareboat charters to MSC Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. (“MSC”) and 16 container vessels on long-term time charters to Maersk A/S (“Maersk”), and multiple other assets chartered to a number of counterparties. Our other vessels that have charters attached to them are chartered to other customers under short, medium or long term time and bareboat charters.

The charter hire payments that we receive from our customers constitute substantially all of our operating cash flows.

The performance under the charters with the Golden Ocean Charterer is guaranteed by Golden Ocean. If the Golden Ocean Charterer or any of our other charterers are unable to make charter hire payments to us, our results of operations and financial condition could be materially adversely affected and we may not have cash available to pay dividends to our shareholders and to repay our outstanding borrowings. A significant portion of our net income and operating cash flows are generated from our leases with the charterers of our drilling units, and a termination of these leases may have a material adverse effect on our earnings and profitability, and our ability to pay dividends to our shareholders.

The amount of profit-sharing payment we receive under our charters with the Golden Ocean Charterer, and other charterers, if any, may depend on prevailing spot market rates, which are volatile.

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

The amount of fuel saving payment we receive under certain charters, if any, depends on prevailing fuel costs, which are volatile.

We installed scrubbers on seven of the containerships on charter to Maersk in return for receiving a share of the fuel savings expected to be achieved by the charterer, Maersk thus as part of the charter agreements, we receive a share of the fuel savings, dependent on the price difference between IMO compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers.

In November 2022, we took delivery of a 4,900 CEU car carrier, Arabian Sea, in combination with a six-year charter to EUKOR Car Carriers Inc. (“Eukor”) which included similar share of the fuel savings in the charter agreement.

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
•the recycling rate of older vessels; and
•changes in production of crude oil, particularly by OPEC members and other key producers.

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

Certain of our directors, executive officers and major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, Hemen and certain related companies whose shares are indirectly held by two trusts settled by Mr. John Fredriksen for the benefit of his family, own and beneficially own approximately 18.6% of our issued and outstanding common shares as of March 14, 2023.

Hemen is also a principal shareholder of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries (the “Hemen Related Companies”). In addition, certain directors, including Mr. Cordia, Mr. O'Shaughnessy and Ms. Kathrine Fredriksen, also serve on the boards of one or more of the Hemen Related Companies, including but not limited to Frontline plc (formerly Frontline Ltd.) (NYSE: FRO) (“Frontline”), Golden Ocean Group Limited (NYSE: GOGL) (“Golden Ocean”), Archer Limited (OSE: ARCHER), Avance Gas Holding Ltd (OSE: AGAS), Northern Drilling Ltd (OSE: NODL) and ST Energy Transition I Ltd. (NYSE: STET.U). There may be real or apparent conflicts of interest with respect to matters affecting Hemen and other Hemen Related Companies whose interests in some circumstances may be adverse to our interests.

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

While Frontline and Golden Ocean, whose major shareholder is Hemen, have agreed to cause Key Chartering Corporation (“Key Chartering”), Golden Ocean Group Management and the Golden Ocean Charterer, respectively, to use their commercial best efforts to employ our vessels on market terms and not to give preferential treatment in the marketing of any other vessels owned or managed by Frontline and Golden Ocean or its other affiliates, it is possible that conflicts of interests in this regard will adversely affect us. Under the agreements with the Golden Ocean Charterer, we are entitled to receive quarterly profit sharing payments to the extent that the average daily time charter equivalent ("TCE"), rates realized by the Golden Ocean Charterer exceed specified levels. Because Golden Ocean also owns or manages other vessels in addition to our fleet, which are not included in the profit sharing calculations, conflicts of interest may arise between us and Golden Ocean in the allocation of chartering opportunities that could limit our fleet's earnings and reduce profit sharing payments or charter hire due under our charters.

Our shareholders must rely on us to enforce our rights against our contract counterparties.

Holders of our common shares and other securities have no direct right to enforce the obligations of related and non-related customers under the charters, or any of the other agreements to which we are a party. Accordingly, if any of those counterparties were to breach their obligations to us under any of these agreements, our shareholders would have to rely on us to pursue our remedies against those counterparties.

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

Under these rules, if our income from our time charters is considered to be passive rental income, rather than income from the performance of services, we will be considered to be a PFIC. We believe that it is more likely than not that our income from time charters will not be treated as passive rental income for purposes of determining whether we are a PFIC. Correspondingly, we believe that the assets that we own and operate in connection with the production of such income do not constitute passive assets for purposes of determining whether we are a PFIC. This position is principally based upon the positions that (1) our time charter income will constitute services income, rather than rental income, and (2) Golden Ocean Management, which provide services to certain of our time chartered vessels, will be respected as separate entities from the Golden Ocean Charterer, with which they are affiliated. Based on our current and anticipated chartering activities, we do not believe that we will be treated as a PFIC for the current or future taxable years, although no assurance can be given in this regard.

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

We believe that we and each of our subsidiaries qualified for this statutory tax exemption for our taxable year ending on December 31, 2022 and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for future taxable years and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if certain non-qualified shareholders with a 5% or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. It is possible that we could be subject to this rule for our taxable year ending on or after December 31, 2023. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.

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

Under our vessel management agreements with Golden Ocean Management, for fixed management fees, Golden Ocean Management are responsible for all of the technical and operational management of the vessels chartered by the Golden Ocean Charterer, respectively, and will indemnify us against certain loss of hire and various other liabilities relating to the operation of these vessels. If the relevant charter is terminated, the corresponding management agreement will also be terminated.

In addition to the eight vessels on charter to Golden Ocean Charterer, we also have 22 container vessels, seven Suezmax tankers, six product tankers and three car carriers employed on time charters, and one Suezmax tanker, two chemical tankers, seven dry bulk carriers and one container vessel employed in the spot market. The agreements for the technical and operational management of these vessels are not fixed price agreements, and we cannot assure you that any further vessels which we may acquire in the future will be operated under fixed price management agreements. We also own two harsh environmental drilling rigs, the 2014-built jack-up rig Linus and 2008-built semi-submersible drilling rig Hercules. Upon the receipt of the necessary regulatory approvals in September 2022, the long-term drilling contract with ConocoPhillips was assigned from the Seadrill subsidiary that was the prior operator to one of our subsidiaries that had entered into an operational management agreement of the rig with a subsidiary of Odfjell to operate the jack-up rig Linus for us. Following redelivery from Seadrill, the rig continued to be employed under its long term drilling contract with ConocoPhillips which expires in the fourth quarter of 2028. The harsh environment semi-submersible drilling rig Hercules was employed on a bareboat charter to Seadrill until the end of December 2022, whereupon the rig was redelivered to us. As of December 31, 2022, the rig was managed by Odfjell, and is expected to commence a new drilling contract with ExxonMobil Canada Ltd. in the second quarter of 2023, after completing its special periodic survey, with a duration of approximately 135 days.

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

Changes in the use of LIBOR as a benchmark could potentially affect our profitability, earnings and cash flow.

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

A change in interest rates could subject us to interest rate risk and materially and adversely affect our financial performance and financial position.

Some of our credit facilities use variable interest rates and expose us to interest rate risk. If interest rates increase and we are unable to effectively hedge our interest rate risk, our debt service obligations on the variable rate indebtedness would increase even if the amount borrowed remained the same, and our profitability and cash available for servicing our indebtedness would decrease.

As of December 31, 2022, we and our consolidated subsidiaries had approximately $1.5 billion in floating rate debt outstanding under our credit facilities. Although we use interest rate swaps to manage our interest rate exposure and have interest rate adjustment clauses in some of our chartering agreements, we are exposed to fluctuations in interest rates. For a portion of our floating rate debt, if interest rates rise, interest payments on our floating rate debt that we have not swapped into effectively fixed rates would increase.

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

As of December 31, 2022, we and our consolidated subsidiaries have entered into interest rate swaps which fix the interest on approximately $0.6 billion of our outstanding indebtedness.

An increase in interest rates could cause us to incur additional costs associated with our debt service, which may materially and adversely affect our results of operations. Our maximum exposure to interest rate fluctuations on our outstanding debt as of December 31, 2022 was approximately $1.0 billion, including our equity-accounted subsidiaries. A one percentage change in interest rates would, based on our estimates, increase or decrease interest rate exposure by approximately $9.8 million per year as of December 31, 2022. The figure does not take into account that certain of our charter contracts include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding debt related to the assets on charter. As of December 31, 2022, $0.1 billion was subject to such interest adjustment clauses, including our equity-accounted subsidiaries. None of this was subject to interest rate swaps and the balance of $0.1 billion remained on a floating rate basis. Our net exposure to floating rate debt is therefore $903.7 million.

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

As of December 31, 2022, we had approximately $202.0 million equivalent in senior unsecured bonds denominated in Norwegian kroner (“NOK”). Although the effect on profitability is managed through the use of currency swaps, liquidity may be affected during the period of the swap contracts arising from the requirement to pay collateral if the NOK currency rates move adversely compared to the United States dollar (“USD”). This could have a material adverse effect on our liquidity, depending on the magnitude of the currency fluctuation.

We may have difficulty managing our planned growth properly.

Since our original acquisitions from Frontline, we have expanded and diversified our fleet, and we are performing certain administrative services through our wholly-owned subsidiaries SFL Management AS, SFL Management (Bermuda) Limited, SFL Management (Singapore) Pte. Ltd, LH Rig Management (Cyprus) Ltd and SFL UK Management Ltd.

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

The market price of our common shares has been volatile. For the year ended December 31, 2022, the closing market price of our common shares ranged from a high of $11.49 on May 16, 2022, to a low of $7.99 on January 24, 2022. The market price of our common shares may continue to fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, changes in key management personnel, any reductions in the payment of our dividends or changes in our dividend policy, mergers and strategic alliances in the shipping and offshore industries, market conditions in the shipping and offshore industries, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, perceived or actual inability by our chartering counterparts to fully perform under the charter parties, including the charterers of our drilling units and third party announcements concerning us or our competitors and the general state of the securities market. The shipping and offshore industries have been highly unpredictable and volatile. The market for common shares in these industries may be equally volatile. The market volatility in equities remains high. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price, also when adjusted for any dividends. Additionally, to the extent that the price of our common shares declines, our ability to raise funds through the issuance of equity, or otherwise using our common shares as consideration, will be reduced.

Worldwide inflationary pressures could negatively impact our results of operations and cash flows.

It has been recently observed that worldwide economies have experienced inflationary pressures, with price increases seen across many sectors globally. For example, the U.S. consumer price index, an inflation gauge that measures costs across dozens of items, rose 6.5% in December 2022 compared to the prior year, driven in large part by increases in energy costs. It remains to be seen whether inflationary pressures will continue, and to what degree, as central banks begin to respond to price increases. In the event that inflation becomes a significant factor in the global economy generally and in the shipping industry more specifically, inflationary pressures would result in increased operating, voyage and administrative costs. Furthermore, the effects of inflation on the supply and demand of the products we transport could alter demand for our services. Interventions in the economy by central banks in response to inflationary pressures may slow down economic activity, including by altering consumer purchasing habits and reducing demand for the commodities and products we carry, and cause a reduction in trade. As a result, the volumes of goods we deliver and/or charter rates for our vessels may be affected. Any of these factors could have an adverse effect on our business, financial condition, cash flows and operating results.

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

We operate through subsidiaries located in Bermuda, Cyprus, Liberia, Norway, Singapore, the United Kingdom and the Marshall Islands.

We are an international ship owning and chartering company with a large and diverse asset base across the maritime, shipping and offshore asset classes and business sectors. As of December 31, 2022, our assets consist of 10 crude oil tankers, 15 dry bulk carriers, 32 container vessels (including seven leased-in container vessels), three car carriers, one jack-up drilling rig, one ultra-deepwater drilling unit, two chemical tankers, and six oil product tankers, as well as four car carriers under construction and expected for delivery in 2023 and 2024, included in our wholly owned subsidiaries. We also partly own four leased-in container vessels in our associated companies.

Our primary objective is to continue to grow our business through accretive acquisitions across a diverse range of marine and offshore asset classes. In doing so, our strategy is to generate stable and increasing cash flows by chartering our assets primarily under medium to long-term bareboat or time charters.

History of the Company

We were formed in 2003 as a wholly owned subsidiary of Frontline, a major operator of large crude oil tankers. In 2004, Frontline distributed 25% of our common shares to its ordinary shareholders in a partial spin off, and our common shares commenced trading on the New York Stock Exchange, or the NYSE, under the ticker symbol "SFL" on June 14, 2004. Frontline subsequently made six further dividends of our shares to its shareholders and its ownership in our Company is now less than one percent. Our assets at the time consisted of a fleet of Suezmax tankers, very large crude carriers (“VLCCs”), and oil/bulk/ore carriers.

Since 2004, we have diversified our asset base and now have eight asset types, which comprise crude oil tankers, chemical tankers, oil product tankers, container vessels, car carriers, dry bulk carriers, a jack-up drilling rig and an ultra-deepwater drilling unit. In addition, we have certain financial investments.

Acquisitions and Disposals

Acquisitions

In the year ended December 31, 2022, we took delivery of the following vessels:

•In January 2022, we acquired and took delivery of two LR2 product tankers SFL Lion and SFL Panther, built in 2014 and 2015 respectively. Upon delivery, the vessels commenced five-year charters to Trafigura Maritime Logistics Pte Ltd (“Trafigura”).
•In January 2022 and February 2022, we acquired and took delivery of two 2019-built Suezmax tankers, Marlin Sicily and Marlin Shikoku, respectively. Upon delivery, the vessels commenced five-year charters to Trafigura.
•In August 2022, we agreed to acquire four 2015 and 2020 built modern eco-design Suezmax tankers, in combination with six-year charters to a subsidiary of Koch Industries. The vessels were delivered to us between September 2022 and November 2022.
•In September 2022, we agreed to acquire two newbuild eco-design feeder container vessels, Maersk Phuket and Maersk Pelepas. The two vessels were delivered to us in September and November 2022, respectively, and immediately commenced seven-year charters to Maersk.
•In November 2022, we took delivery of a 4,900 CEU car carrier, Arabian Sea, in combination with a six-year charter to Eukor.

We have not acquired any vessels in the period between January 1, 2023 and March 16, 2023.

Disposals

In the year ended December 31, 2022, we disposed of the following vessels and drilling units:

•In April 2022, we delivered the 2004-built VLCCs, Front Energy and Front Force, to an unrelated third party for total sale proceeds of $65.4 million. Furthermore, we agreed with Frontline Shipping to terminate the long-term charters for the vessels upon their sale and delivery and received $4.5 million in compensation from Frontline Shipping, for early termination of the charters.
•In April 2022, we sold the 1,700 TEU container vessel, MSC Alice, which was accounted for as a “sales-type lease” to MSC following execution of the applicable purchase obligation in the charter contract. Sales proceeds totaling $13.5 million were received from MSC in connection with the transaction.

In the period between January 1, 2023 and March 16, 2023, we disposed of the following vessels:

•In January 2023, we agreed to sell a 2009-built Suezmax tanker, Glorycrown, for gross sales proceeds of $43.5 million. The vessel was delivered to the new owner on March 9, 2023.

Corporate Debt and Lease Debt Financing

In January and February 2022, we drew down the remaining $71.5 million on the previously secured $107.3 million financing facility in conjunction with the delivery of two Suezmax tankers. The facility bears interest at LIBOR plus a margin and has a term of approximately five years.

In March 2022, we drew down $100.0 million for the financing of four LR2 product tankers. The facility bears interest at the compounded daily SOFR plus a margin and has a term of approximately five years.

In April 2022, we entered into sale and leaseback transactions through a Japanese operating lease with call option financing structure for $48.8 million for the financing of the two car carriers SFL Composer and SFL Conductor. The vessels were sold and leased back for a term of nearly three years, with options to purchase each vessel at the end of the period. These two transactions did not qualify as sales under the US GAAP sale and leaseback guidance and have thus been recorded as financing arrangements.

In September 2022, we drew down $23.0 million for the refinancing of our two Kamsarmax bulk carriers. The facility bears interest at the compounded daily SOFR plus a margin and has a term of approximately one year.

In September 2022, we secured a $115.0 million loan facility for the refinancing of the eight Capesize bulk carriers, on charter to Golden Ocean, a related party. The facility bears interest at the compounded daily SOFR plus a margin and has a term of approximately three years.

Also in September 2022, we secured a $290.0 million a loan facility. The facility served as a temporary source of finance for vessel acquisitions, with a term of approximately six months. The facility was partly repaid in 2022 and the remaining amount was fully repaid in February 2023.

In October 2022 and December 2022, respectively, we entered into a sale and leaseback transaction through a Japanese operating lease with call option financing structure for $120.0 million for the financing of the two 14,000 TEU container vessels, Thalassa Patris and Thalassa Elpida. The vessels were sold and leased back for a term of nearly seven years, with options to purchase the vessels at the end of the period. These two transactions did not qualify as sales under the US GAAP sale and leaseback guidance and have thus been recorded as financing arrangements.

In February 2023, we drew down $144.6 million for the financing of four Suezmax tankers. The facility bears interest at the compounded daily SOFR plus a margin and has a term of approximately three years.

Share Options

In February 2022, we awarded a total of 435,000 options to officers, employees and directors, pursuant to our share option scheme (the “Share Option Scheme”). The options have a five-year term and a three-year vesting period and the first options will be exercisable from February 2023 onwards. The initial strike price was $8.73 per share.

In February 2023, we awarded a total of 440,000 options to employees, officers and directors, pursuant to our Share Option Scheme. The options have a five-year term and a three-year vesting period and the first options will be exercisable from February 2024 onwards. The initial strike price was $10.34 per share.

Shares Issue

In September 2022, we issued a total of 10,786 new common shares, par value $0.01 per share, following the exercise of 85,500 share options. The weighted average exercise price of the options exercised was $8.87 per share and the total intrinsic value of the options exercised was $0.1 million.

Charter Extensions and Changes

In March 2022, we agreed to charter six 14,000 TEU container vessels to a leading container operator for a fixed period of approximately five years. The new charter is expected to commence between 2023 and 2024 when the vessels are redelivered following completion of their existing charter party to another Asian based liner company.

Dividend Reinvestment Plan ("DRIP") and At-the-Market Sales Agreement ("ATM")

On April 12, 2022, the Board of Directors authorized a renewal of our dividend reinvestment plan, or DRIP, to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned, or other cash amounts, in SFL’s common shares on a regular or one time basis, or otherwise. On April 15, 2022, SFL filed a registration statement on Form F-3ASR (Registration No. 333-237971) to register the sale of up to 10,000,000 common shares pursuant to the DRIP. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, we may grant additional share sales to investors, from time to time, up to the amount registered under the plan.

In May 2020, we entered into an equity distribution agreement with BTIG LLC ("BTIG") under which the Company may, from time to time, offer and sell new ordinary shares having aggregate sales proceeds of up to $100.0 million through an ATM. In April 2022, we entered into an Amended and Restated ATM with BTIG. Under this agreement, the prior ATM established in May 2020 was terminated and replaced with a renewed ATM program, under which we may continue to offer and sell new common shares having aggregate sales proceeds of up to $100.0 million, from time to time through BTIG.

No new common shares were issued and sold under the DRIP and ATM arrangements during the year ended December 31, 2022. As of March 16, 2023, we have issued and sold a cumulative total of 19.2 million shares under these DRIP and ATM arrangements since launch.

Dividends

On February 16, 2022, the Board of Directors declared a dividend of $0.20 per share which was paid in cash on March 29, 2022 to shareholders of record as of March 16, 2022.

On May 12, 2022, the Board of Directors declared a dividend of $0.22 per share, which was paid in cash on June 29, 2022 to shareholders of record as of June 15, 2022.

On August 17, 2022, the Board of Directors declared a dividend of $0.23 per share, which was paid in cash on September 29, 2022 to shareholders of record as of September 15, 2022.

On November 14, 2022, the Board of Directors declared a dividend of $0.23 per share, which was paid in cash on December 29, 2022 to shareholders of record as of December 14, 2022.

On February 15, 2023, the Board of Directors declared a dividend of $0.24 per share which will be paid in cash on or around March 30, 2023 to shareholders of record as of March 15, 2023.

Changes to the Board of Directors

On July 1, 2022, the Company announced the appointment of Mr. Will Homan-Russell as a director of the Company. Mr. Homan-Russell is an experienced professional investor in the maritime sector, currently serving as Chief Investment Officer of UK based WMC Capital Ltd., where he co-founded Albemarle Shipping Fund. From 2003 to 2018 he worked for Tufton Oceanic Limited, a fund management company specializing on investments in the maritime and energy sectors. Mr. Homan-Russell holds an MA in Mathematics from Oxford University and an MSc. in Finance from London Business School.

Change in the Company’s Certifying Accountant

In November 2022, MSPC Certified Public Accountants and Advisors, P.C. (“MSPC”), the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2022, notified us of its decision not to stand for re-appointment as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023. Our audit committee (the “Audit Committee”) has selected and intends to appoint Ernst & Young (“EY”) as the successor independent registered public accounting firm for the year ending December 31, 2023. Please refer to “Item 16F. Change in Registrant's Certifying Accountant” for further information.

COVID-19 Pandemic

Since the beginning of the calendar year 2020, efforts to stop the spread of COVID-19 have caused restrictions on the movement of people and affected business operations worldwide including, but not limited to, supply chains, trade, employees (including the risk of sickness and crew change restrictions), travel including port restrictions and border closures, financial markets and commodity prices. The Company’s business has been and may continue to be materially and adversely affected by this pandemic and the Company is unable to reasonably predict the estimated length or severity of the COVID-19 pandemic on future operating results.

In response to the pandemic, many countries, ports and organizations, including those where the Company conducts a large part of its operations, implemented measures to combat the pandemic, such as quarantines and travel restrictions. Though these measures have in large part been relaxed, to the extent governments determine to reinstate similar measures in the future as a result of any resurgence or worsening of the pandemic in the wake of the spread of variants and subvariants of COVID-19, this could cause severe trade disruptions. The extent to which COVID-19 will impact the Company's results of operations and financial condition, including possible vessel impairments, will depend on future developments including, among others, new information which may emerge concerning the severity of the virus and any variants and subvariants thereof, any resurgence of the virus, the actions to contain or treat its impact, others and the length of time that the pandemic continues and whether subsequent waves of the infection happen, including as a result of vaccination rates among the population, the effectiveness of COVID-19 vaccines and the response by governmental bodies and regulators.

As of March 16, 2023, the Company is still experiencing some degree of crew change logistical challenges in connection with the COVID-19 outbreak. There are still several jurisdictions that limit and/or prohibit the change of crew resulting in continuing higher operating costs and time delays.

Russian-Ukrainian Conflict

The conflict between Russia and Ukraine has disrupted supply chains and caused instability in the global economy, and the United States and the European Union, among other countries, announced sanctions against the Russian government and its supporters. OFAC administers and enforces multiple authorities under which sanctions have been imposed on Russia, including: the Russian Harmful Foreign Activities sanctions program, established by the Russia-related national emergency declared in Executive Order (E.O.) 14024 and subsequently expanded and addressed through certain additional authorities, and the Ukraine-/Russia-related sanctions program, established with the Ukraine-related national emergency declared in E.O. 13660 and subsequently expanded and addressed through certain additional authorities. The United States has also issued several Executive Orders that prohibit certain transactions related to Russia, including the importation of certain energy products of Russian Federation origin, investments in the Russian energy sector by U.S. persons, among other prohibitions and export controls. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against persons in or connected to Russia. As of March 16, 2023, the Company’s charter contracts have not been materially affected by the events in Russia and Ukraine. However, it is possible that in the future third parties, with whom the Company has or will have charter contracts, may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

Inflation

In light of the current and foreseeable economic environment, significant global inflationary pressures could increase the Company's operating, voyage, general and administrative and financing costs. Historically shipping companies are accustomed to navigating in shipping downturns, coping with inflationary pressures and monitoring costs to preserve the liquidity, as they typically encourage suppliers and service providers to lower rates and prices.

We therefore assume inflation in all of our investment decisions and attempt to mitigate cost inflation. We constantly monitor our fleet’s cost levels and employ a pool of different suppliers for the same services to get competitive pricing on services. However, there are no assurances that the effects of inflation would not have a material adverse impact on our business, financial condition, results of operation and cash flows.

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

(3)Expand and diversify our customer relationships. Since 2004, we have increased our customer base from one to more than 10 customers with Golden Ocean now the only related party remaining in our list of long term customers. We intend to continue to expand our relationships with our existing customers and also to add new customers, as the companies servicing the international shipping, maritime and offshore oil exploration and production markets continue to expand their use of leased-in assets to add capacity.

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

We have carried out a materiality analysis in order to aid us in prioritizing our sustainability efforts. Our review of potentially material topics followed the GRI Materiality Standard (GRI 3, 2021), considering the severity and likelihood of the impacts of our operations. Our ESG priorities also take into consideration those which are financially material, and we are guided by the SASB Marine Transportation Standard (2018) in this regard. The following topics have been considered by the Board of Directors and are deemed material for inclusion in the ESG report:
•Direct GHG emissions;
•Low carbon energy sources;
•Climate-related risks;
•Marine casualties involving crew;
•Corruption risk;
•Ship recycling;
•Spills and releases;
•Compliance training and training on board our vessels,

We have established specific targets for the material areas pinpointed in the assessment described above. In particular, SFL will continue to develop its strategy to address direct emissions and associated climate-related risks.

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

Together with other Hemen Related Companies such as Avance Gas, Flex LNG, Frontline and Golden Ocean, we have established an ESG forum, the goal of which is to design industry leading approaches to ESG risk management and reporting parameters.

We also support the following initiatives: The Neptune Declaration on Seafarer Wellbeing and Crew Change, the Maritime Anti-Corruption Network (“MACN”), the Clean Shipping Alliance, and the International Association of Independent Tanker Owners (“Intertanko”). We also comply with the requirements of Oil Companies International Marine Forum (“OCIMF”).

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

In 2021, we rolled out a digital platform to track vessel fuel efficiency and, as of the date of this annual report, continue to track our vessels’ fuel efficiency. We believe live tracking our vessels’ emissions and energy consumption is an important tool to monitor energy efficiency and emissions in accordance with regulations and our own targets.

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

Diversity
Our policies prohibit discrimination against any employee or any other person on the basis of sex, race, colour, age, religion, sexual preference, marital status, national origin, disability, ancestry, political opinion, or any other basis. We are an international company with shipboard employees from across the world. While our shipboard employees are predominantly male, women make up approximately 50% of our onshore employees.

Human Rights
We are committed to respecting and protecting internationally recognized human rights as laid out in the UN Guiding Principles on Business and Human Rights (“UNGP”). We are an international company with suppliers from all over the world. We strive to have and update the necessary policies, due diligence processes and access to remedy in line with the UNGP.

Governance Priorities

SFL has a risk-based approach to compliance and has established policies and procedures which clearly set out how we manage ESG issues. These policies and procedures which are regularly reviewed and updated (as necessary), mitigates our risks and any negative ESG impacts. Our ESG management system is complemented by annual risk assessments, integrity due diligence, training of employees, third party audits, internal systems and controls – such as internal compliance testing, remediation and investigations. Each year, we conduct a full Compliance Risk Assessment in order to adequately address the compliance risks SFL is exposed to.

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

Customers

As of March 16, 2023, our customers includes, among others, Golden Ocean Group Limited (“Golden Ocean”), Maersk A/S (“Maersk”), Maersk Sealand Pte Ltd (“Maersk Sealand”), MSC Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. (“MSC”), ConocoPhillips Skandinavia AS (“ConocoPhillips”), Phillips 66 Company (“Phillips 66”), Landbridge Group Co. Ltd and its subsidiaries (“Landbridge”), Evergreen Marine Corporation (Taiwan) Ltd. and its affiliate Evergreen Marine (Singapore) Pte Ltd (“Evergreen”), Volkswagen Konzernlogistik Gmbh Co. OHG Wolfsburg (“Volkswagen”), Kawasaki Kisen Kaisha Ltd. (“K Line”), Trafigura Maritime Logistics Pte Ltd (“Trafigura”), Hapag-Lloyd AG (“Hapag-Lloyd”), Koch Shipping Pte Ltd (“Koch”), EUKOR Car Carriers Inc. (“Eukor”) and ExxonMobil Canada Ltd. (“ExxonMobil”).

Our customers that represent the largest proportion of our revenue are discussed below in Item 5 - “Factors Affecting Our Current and Future Results”.

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

Competition for charters in all the above sectors is intense and is based upon price, location, size, age, specifications, condition and acceptability of the vessel/rig and its technical and commercial managers. Competition is also affected by the availability of other sized vessels/rigs to compete in the trades in which we engage. Most of our existing vessels are chartered at fixed rates on a long-term basis and are thus not directly affected by competition in the short-term. However dry bulk carriers chartered to the Golden Ocean Charterer are subject to profit sharing agreements, which are affected by competition experienced by the charterers.

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

Flag State

The flag state, as defined by the United Nations Convention on the Law of the Sea, is responsible for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as ratification, implementation and enforcement of principal international maritime treaties, supervision of surveys, compliance with International Labour Organization reporting, and participation at IMO meetings. Our vessels and rigs are flagged in Liberia, the Marshall Islands, Cyprus, Hong Kong and Norway.

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

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session in June 2021 and entered into force on November 1, 2022 with the requirements for EEXI and CII certification coming into effect from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

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

In June 2022, SOLAS also set out new amendments that will take effect January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System (“GMDSS”), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. These new requirements may impact the cost of our operations.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 72, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. Guidance will be developed at MEPC 80 (in July 2023) to set out appropriate actions and uniform procedures to ensure compliance with the BWM Convention.

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

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, March 16, 2023, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation). On December 23, 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective March 23, 2022, the new adjusted limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,300 (subject to periodic adjustment for inflation). Effective March 23, 2022, the new adjusted limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation). Effective November 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

In 2010, the Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, Attorneys general from 13 states filed suit in March 2021 to lift the executive order and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration stating that the power to pause offshore oil and gas leases "lies solely with Congress". In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per vessel per incident, except for certain excluded areas at high risk including Russia, Ukraine and Belarus (the “High Risk Areas”). If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operations. Cybersecurity is also a top priority with the U.S. Coast Guard, and they announced a concentrated campaign to assist in identifying and addressing cybersecurity vulnerabilities during the first quarter of the year 2023. The cybersecurity of our vessels continues to improve through hands-on training, campaigns and external assistance/equipment provision.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021 a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition. On December 30, 2022, the EPA and the Department of Army announced the final WOTUS rule that largely reinstated the pre-2015 definition.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union's carbon market, the EU ETS. On July 14, 2021 the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. The Environment Council adopted a general approach on the proposal in June 2022. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet in July 2023), with a view to adoption.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union's carbon market, or EU ETS are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule is expected to reduce 41 million tons of methane emissions between 2023 and 2035 and cuts methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA also issued a supplemental proposed rule in November 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule in 2023. If these new regulations are finalized, they could affect our operations.

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

BOEM periodically issues guidelines for rig fitness requirements in the Gulf of Mexico and may take other steps that could increase the cost of operations or reduce the area of operations for our units, thus reducing their marketability. Implementation of BOEM guidelines or regulations may subject us to increased costs or limit the operational capabilities of our units, and could materially and adversely affect our operations and financial condition.

In addition to the MARPOL, OPA and CERCLA requirements described above, our international offshore drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the importation of and operation of drilling units and equipment, currency conversions and repatriation, oil and gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors, and duties on the importation and exportation of drilling units and other equipment. New environmental or safety laws and regulations could be enacted, which could adversely affect our ability to operate in certain jurisdictions. Governments in some countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas, and other aspects of the oil and gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and gas companies and may continue to do so. For example, on December 20, 2016, former U.S. President Obama invoked a law that banned offshore oil and gas drilling in large areas of the Arctic and the Atlantic Seaboard. In April 2017, former President Trump signed an executive order sought to loosen that ban but was blocked by a federal court ruling in Alaska in March 2019. The Trump administration appealed the decision and in April 2021, a federal appeals court affirmed the ruling and found that President Biden's reinstatement of Obama-era protections makes moot the Trump administration's attempts to allow oil development in the Atlantic and Arctic waters. In November 2021, the House of Representatives passed the Build Back Better Act, which initially included provisions that banned offshore drilling in both the Atlantic and Pacific Oceans, as well as the eastern Gulf of Mexico, and cancelled drilling leases and blocked future oil and gas extraction in the Arctic National Wildlife Refuge. However, the Senate stripped the ban on offshore drilling from the bill, although the ban on energy extraction activities in the Arctic National Wildlife Refuge is still in place. Negotiations on the Build Back Better Act are currently stalled. On July 27, 2022, the Senate announced the Inflation Reduction Act, which was the final result of the Build Back Better Act negotiations. President Biden signed the Inflation Reduction Act into law on August 16, 2022. The Inflation Reduction Act of 2022 establishes a program designed to reduce methane emissions from certain oil and natural gas facilities, which includes a charge on methane emissions above certain thresholds.

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

The managed vessels, depending on the flag administration requirements, are inspected during the stipulated periodicities. These inspections are arranged on a timely basis and the findings (if any) are addressed for corrective actions, close-out and acceptance purposes. The findings are also finally reviewed by the relevant flag administration, in order to record the actions taken by the Company and close-out the findings on their systems.

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

Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident, except for certain excluded High Risk Areas. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of $10.0 million up to, currently, approximately $8.9 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

The insurance of our vessels which are chartered on a bareboat basis or on a time charter basis to Frontline Shipping and the Golden Ocean Charterer is the responsibility of the bareboat charterers, Frontline Management (Bermuda) Ltd. (“Frontline Management”) or Golden Ocean Management, respectively, who arrange insurance in line with standard industry practice. We are responsible for the insurance of our other time chartered and voyage chartered vessels. In accordance with standard practice, we maintain marine hull and machinery and war risks insurance, which include the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. From time to time we carry insurance covering the loss of hire resulting from marine casualties in respect of some of our vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is up to $1.0 billion per vessel per occurrence, except for certain excluded High Risk Areas. P&I Associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

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

Seasonality

A large part of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Our dry bulk carriers on charter to the Golden Ocean Charterer are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. We also have one Suezmax tanker, two chemical tankers, seven dry bulk carriers and one container vessel trading in the spot or short term time charter market, and the effects of seasonality may affect the earnings of these vessels. Following scrubber installations on seven container vessels on charter to Maersk and one car carrier on charter to Eukor, the agreements were amended to include sharing of fuel cost savings with these charterers. Scrubber installations on seven Capesize bulk carriers to Golden Ocean will potentially lead to fuel cost savings affecting earnings and profit share. The fuel savings will depend on the price difference between IMO compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers.

C. ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D. PROPERTY, PLANTS AND EQUIPMENT

We own a substantially modern fleet of vessels and rigs. The following table sets forth the fleet that we own or charter-in including those in our associated companies as of March 16, 2023. All of the VLCCs, Suezmax tankers, product tankers and chemical tankers are double-hull vessels.

	Approximate			Lease	Charter Termination
Vessel	Built	Capacity	Flag	Classification *	Date*
VLCCs
Landbridge Wisdom	2020	308,000 Dwt	HK	Leaseback assets	2027	(1)

Suezmaxes
Everbright	2010	156,000 Dwt	MI	n/a	n/a	(2)
Marlin Santorini	2019	150,000 Dwt	MI	Operating	2026	(9)
Marlin Sicily	2019	150,000 Dwt	MI	Operating	2027	(9)
Marlin Shikoku	2019	150,000 Dwt	MI	Operating	2027	(9)
SFL Albany	2020	160,000 Dwt	MI	Operating	2028	(9)
SFL Fraser	2020	160,000 Dwt	MI	Operating	2028	(9)
SFL Ottawa	2015	160,000 Dwt	MI	Operating	2028	(9)
SFL Thelon	2015	160,000 Dwt	MI	Operating	2028	(9)

Capesize Dry Bulk Carriers
Belgravia	2009	170,000 Dwt	MI	Operating	2025	(1)
Battersea	2009	170,000 Dwt	MI	Operating	2025	(1)
Golden Magnum	2009	180,000 Dwt	HK	Operating	2025	(1)
Golden Beijing	2010	176,000 Dwt	HK	Operating	2025	(1)
Golden Future	2010	176,000 Dwt	HK	Operating	2025	(1)
Golden Zhejiang	2010	176,000 Dwt	HK	Operating	2025	(1)
Golden Zhoushan	2011	176,000 Dwt	HK	Operating	2025	(1)
KSL China	2013	180,000 Dwt	MI	Operating	2025	(1)

Kamsarmax Dry Bulk Carriers
SFL Yangtze (ex Sinochart Beijing)	2012	82,000 Dwt	HK	n/a	n/a	(2)
SFL Pearl (ex Min Sheng 1)	2012	82,000 Dwt	HK	n/a	n/a	(2)

Supramax Dry Bulk Carriers
SFL Hudson	2009	57,000 Dwt	MI	n/a	n/a	(2)
SFL Yukon	2010	57,000 Dwt	HK	n/a	n/a	(2)
SFL Sara	2011	57,000 Dwt	HK	n/a	n/a	(2)
SFL Kate	2011	57,000 Dwt	HK	n/a	n/a	(2)
SFL Humber	2012	57,000 Dwt	HK	n/a	n/a	(2)

Product Tankers
SFL Trinity	2017	114,000 Dwt	MI	Operating	2024
SFL Sabine	2017	114,000 Dwt	MI	Operating	2024
SFL Puma	2015	115,000 Dwt	MI	Operating	2026	(9)
SFL Tiger	2015	115,000 Dwt	MI	Operating	2026	(9)
SFL Lion	2014	115,000 Dwt	MI	Operating	2027	(9)

SFL Panther	2015	115,000 Dwt	MI	Operating	2027	(9)

Chemical Tankers
SFL Weser (ex Maria Victoria V)	2008	17,000 Dwt	MI	n/a	n/a	(2)
SFL Elbe (ex SC Guangzhou)	2008	17,000 Dwt	MI	n/a	n/a	(2)

Container vessels
MSC Margarita	2002	5,800 TEU	LIB	Sales Type	2024	(1) (5)
MSC Vidhi	2001	5,800 TEU	LIB	Sales Type	2024	(1) (5)
MSC Vaishnavi R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Julia R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Arushi R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Katya R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Anisha R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Vidisha R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Zlata R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
Asian Ace	2005	1,700 TEU	LIB	Operating	2025
Green Ace	2005	1,700 TEU	LIB	n/a	n/a	(2)
San Felipe	2014	8,700 TEU	MI	Operating	2024
San Felix	2014	8,700 TEU	MI	Operating	2024
San Fernando	2015	8,700 TEU	MI	Operating	2025
San Francisca	2015	8,700 TEU	MI	Operating	2025
Maersk Sarat	2015	9,500 TEU	LIB	Operating	2024
Maersk Skarstind	2016	9,500 TEU	LIB	Operating	2024
Maersk Shivling	2016	9,300 TEU	LIB	Operating	2024
Maersk Phuket	2022	2,500 TEU	LIB	Operating	2029
Maersk Pelepas	2022	2,500 TEU	LIB	Operating	2029
MSC Anna	2016	19,200 TEU	LIB	Direct Financing	2031	(1) (3)
MSC Viviana	2017	19,200 TEU	LIB	Direct Financing	2032	(1) (3)
Thalassa Axia	2014	14,000 TEU	LIB	Operating	2024	(4) (6)
Thalassa Doxa	2014	14,000 TEU	LIB	Operating	2024	(4) (6)
Thalassa Mana	2014	14,000 TEU	LIB	Operating	2024	(4) (6)
Thalassa Tyhi	2014	14,000 TEU	LIB	Operating	2024	(4) (6)
Cap San Vincent	2015	10,600 TEU	MI	Operating	2024	(1) (4)
Cap San Lazaro	2015	10,600 TEU	MI	Operating	2024	(1) (4)
Cap San Juan	2015	10,600 TEU	MI	Operating	2024	(1) (4)
MSC Erica	2016	19,400 TEU	LIB	Direct Financing	2033	(1) (3)
MSC Reef	2016	19,400 TEU	LIB	Direct Financing	2033	(1) (3)
SFL Maui	2013	6,800 TEU	LIB	Operating	2027	(1) (4)
SFL Hawaii	2014	6,800 TEU	LIB	Operating	2027	(1) (4)
Maersk Zambezi	2020	5,300 TEU	MI	Operating	2028	(1)
Thalassa Patris	2013	14,000 TEU	LIB	Operating	2023	(4)
Thalassa Elpida	2014	14,000 TEU	LIB	Operating	2024	(4)

Car Carriers
SFL Composer	2005	6,500 CEU	LIB	Operating	2023	(4)
SFL Conductor	2006	6,500 CEU	LIB	Operating	2023	(4)

Arabian Sea	2010	4,900 CEU	MI	Operating	2028

Jack-Up Drilling Rig
Linus (ex West Linus )	2014	450 ft	NOR	n/a	n/a	(8)

Ultra-Deepwater Drill Unit
Hercules (ex West Hercules)	2008	10,000 ft	CYP	n/a	n/a	(8)

* Lease classifications and charter termination dates are as of December 31, 2022.

Key to Flags: HK – Hong Kong, LIB – Liberia, MI – Marshall Islands, NOR – Norway, CYP – Cyprus

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
(8)Following redelivery from Seadrill in September 2022, Linus continued to be employed under its long term drilling contract with ConocoPhillips which expires in the fourth quarter of 2028. The harsh environment semi-submersible drilling rig Hercules was employed on a bareboat charter to Seadrill until the end of December 2022, whereupon the rig was redelivered to us. Hercules is expected to commence a new drilling contract with ExxonMobil Canada Ltd. in the second quarter of 2023, after completing its special periodic survey, for a duration of approximately 135 days.
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

Substantially, all of our owned vessels and rigs as of December 31, 2022 are pledged under mortgages, excluding two 1,700 TEU container vessels, two 2,500 TEU container vessels, one car carrier and two chemical tankers.

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

Fleet Development

The following table summarizes the development of our active fleet of vessels and rigs, including four chartered-in container vessels that are included in our associated companies and 11 container vessels and two car carriers financed through sale and leaseback transactions.

	Total fleet	Additions/ Disposals		Total fleet	Additions/ Disposals		Total fleet
Vessel type	December 31, 2020	2021		December 31, 2021	2022		December 31, 2022
Oil Tankers	5	+1		6	+6	-2	10
Chemical tankers	2			2			2
Dry bulk carriers	22		-7	15			15
Container vessels	48	+5	-18	35	+2	-1	36
Car carriers	2			2	+1		3
Jack-up drilling rigs	1			1			1
Ultra-deepwater drill units	2		-1	1			1
Product tankers	2	+2		4	+2		6

Total Active Fleet	84	+8	-26	66	+11	-3	74

Between January 1, 2023 and March 16, 2023, we agreed to sell the oil tanker, Glorycrown. The vessel was delivered to the new owner on March 9, 2023.

Selected Financial Data

Our selected income statement and cash flow statement data with respect to the fiscal years ended December 31, 2022, 2021 and 2020 and our selected balance sheet data with respect to the fiscal years ended December 31, 2022 and 2021 have been derived from our consolidated financial statements included in Item 18 of this annual report, prepared in accordance with accounting principles generally accepted in the United States, which we refer to as US GAAP.

The selected income statement and cash flow statement data for the fiscal years ended December 31, 2019 and 2018 and the selected balance sheet data for the fiscal years ended December 31, 2020, 2019 and 2018 have been derived from our consolidated financial statements not included herein. The following table should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and our consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31,
	2022	2021	2020	2019	2018
	(in thousands of dollars except common share and per share data)
Income Statement Data:
Total operating revenues	670,393	513,396	471,047	458,849	418,712
Net operating income/(loss)	275,474	242,838	(138,174)	137,777	117,615
Net income/(loss)	202,768	164,343	(224,425)	89,177	73,622
Earnings (loss) per share, basic	$1.60	$1.35	$(2.06)	$0.83	$0.70
Earnings (loss) per share, diluted	$1.53	$1.30	$(2.06)	$0.83	$0.69
Dividends declared	111,574	77,552	109,394	150,659	149,261
Dividends declared per share	$0.88	$0.63	$1.00	$1.40	$1.40

	Year Ended December 31,
	2022	2021	2020	2019	2018
	(in thousands of dollars except common share and per share data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	188,362	145,622	215,445	199,521	211,394
Vessels, rigs and equipment, net (including capital improvements and newbuildings)	2,744,249	2,288,267	1,250,797	1,435,347	1,561,352
Vessels and equipment under finance lease, net	614,763	656,072	697,380	714,476	749,889
Investment in direct financing, sales-type and leaseback assets including current portion	119,023	204,766	677,543	994,387	802,159
Investment in associated companies (including loans and receivables)	61,557	61,640	151,207	368,222	366,907
Total assets	3,861,330	3,459,297	3,093,211	3,885,370	3,877,845
Short and long term debt (including current portion)	2,201,056	1,889,214	1,649,069	1,608,088	1,437,080
Finance lease liability (including current portion)	472,996	524,200	573,087	1,106,427	1,172,051
Share capital	1,386	1,386	1,278	1,194	1,194
Stockholders' equity	1,091,231	982,327	795,651	1,106,369	1,180,032
Common shares outstanding (1)	138,562,173	138,551,387	127,810,064	119,391,310	119,373,064
Weighted average common shares outstanding (1)	126,788,530	122,140,675	108,971,605	107,613,610	105,897,798

Cash Flow Data:
Cash provided by operating activities	355,125	293,595	276,475	249,707	200,975
Cash provided by/ (used in) investing activities	(499,088)	(389,050)	176,339	(169,881)	(866,564)
Cash provided by/ (used in) financing activities	178,365	25,017	(431,432)	(89,204)	724,931

Note 1: The number of common shares outstanding as of December 31, 2022 and 2021 includes 8,000,000 shares initially issued and loaned as part of a share lending arrangement relating to the issue of our 5.75% senior unsecured convertible bonds in October 2016. After the maturity of these bonds in 2021, the Company entered into a general share lending agreement with another counterparty and the 8,000,000 shares were transferred into its custody. The number of common shares outstanding as of December 31, 2022 and 2021 also includes 3,765,842 shares issued from up to 7,000,000 shares issuable under a share lending arrangement relating to the Company's issuance of its 4.875% senior unsecured convertible bonds in April and May 2018. These 3,765,842 shares, which were issued and loaned, are owned by the Company and are to be returned on or before maturity of the bonds in 2023 pursuant to the terms of the applicable share lending arrangement. Accordingly, the total 11,765,842 of loaned shares are not included in the weighted average number of common shares outstanding as of December 31, 2022 and 2021.

Factors Affecting Our Current and Future Results

Principal factors that have affected our current results, or are expected to affect our future results of operations and financial position, include:

•the earnings of our vessels under time charters, including Maersk, Evergreen, Trafigura, ConocoPhillips, the Golden Ocean Charterer and other charterers;
•the earnings of our vessels under short term charter or trading in the spot market impacted by freight market conditions;
•the amount we receive under the profit sharing arrangements with the Golden Ocean Charterer, and sharing arrangements on fuel cost savings with Maersk and Eukor;
•the earnings and expenses related to any additional vessels that we acquire;
•earnings from the sale of assets and termination of charters;
•vessel management fees and operating expenses;
•vessel impairments;
•administrative expenses;
•interest expenses;
•mark-to-market movements on investment in equity securities; and
•mark-to-market movements on derivative financial instruments.

Revenues

As discussed above, Frontline Shipping Limited (“Frontline Shipping”) was our principal customer when we were spun-off from Frontline in 2004. Since then, we have increased our customer base from one to more than 10 customers including the related party Golden Ocean. Frontline Shipping is no longer a customer, following the sales of the last two VLCC tankers that were leased to them in April 2022.

In the year ended December 31, 2022:

•16 container vessels on long-term time charters to Maersk accounted for approximately 31% of our consolidated operating revenues (2021: 32%, 2020: 29%).

•Six container vessels on time charter to Evergreen accounted for approximately 15% of our consolidated operating revenues in the year ended December 31, 2022 (2021: 15%, 2020: 15%).

•Seven tanker vessels on time charter to Trafigura accounted for approximately 9% of our consolidated operating revenues in the year ended December 31, 2022 (2021: 0%, 2020: 0%).

•Eight Capesize dry bulk carriers leased to a subsidiary of Golden Ocean which accounted for approximately 8% of our consolidated operating revenues (2021: 12%, 2020: 11%).

•10 container vessels on long-term bareboat charters to MSC accounted for approximately 1% of our consolidated operating revenues (2021: 2%, 2020: 13%). One of these container vessels was sold and redelivered to MSC in April 2022 following the execution of the applicable purchase obligation in the charter contract. Also, 18 vessels were sold and redelivered to MSC in 2021 following the exercise of the applicable purchase options in the charter contracts.

In addition, we earned bareboat revenue from two drilling units Linus and Hercules on charter to Seadrill until their redelivery in the third and fourth quarter of 2022. In September 2022, Linus was redelivered from Seadrill to us following which it earned drilling revenue and in December 2022, Hercules was also redelivered from Seadrill to us and began a special periodic survey. In September 2022, following redelivery of Linus, its drilling contract with ConocoPhillips was assigned from Seadrill to us and we started earning drilling contract revenue directly from ConocoPhillips. ConocoPhillips accounted for approximately 3% of our consolidated operating revenues in the year ended December 31, 2022.

Our revenues arise primarily from our long-term, fixed-rate charters and as shown in Results of Operations below the majority of our income is derived from time charter income, however we also have finance lease interest income, voyage charter income and drilling contract revenues.

Our future earnings are dependent upon the continuation of existing lease arrangements and our continued investment in new lease arrangements. Future earnings may be significantly affected by the sale of vessels or a default by counterparties under our chartering agreements. Investments and sales which have affected our earnings since January 1, 2022, are listed in Item 4 above under acquisitions and disposals. Some of our lease arrangements contain purchase options which, if exercised by our charterers, will affect our future leasing revenues.

In 2013, we began to derive income from voyage charters. Currently, we have one Suezmax tanker, two chemical tankers, seven dry bulk carriers and one container vessel trading in the spot or short-term time charter market, where the effects of seasonality may affect the earnings of these vessels.

We have revenue under profit sharing agreements with some of our charterers, in particular with Golden Ocean. Revenues received under profit sharing agreements depend upon the returns generated by the charterers from the deployment of our vessels. These returns are subject to market conditions which have historically been subject to significant volatility. Historically, our main profit share income has arisen from our tankers chartered to Frontline Shipping. The profit sharing percentage with Frontline Shipping was 50% of earnings above time charter rates, payable on a quarterly basis. During 2022, Frontline Shipping ceased to be a customer, following the sale of the last two VLCC tankers that were leased to them in April 2022. Our eight Capesize dry bulk carriers on long-term charter to the Golden Ocean Charterer include profit sharing arrangements whereby we earn a 33% of profits earned by the vessels above threshold levels.

In May 2019 and March 2020, we agreed to extend the charters with Maersk on four 8,700 TEU container vessels (San Felipe, San Felix, San Francisca and San Fernando) and three 9,300 to 9,500 TEU Container vessels (Maersk Sarat, Maersk Skarstind and Maersk Shivling). The initial periods of the charters were extended for all vessels at a revised charter hire rate and for extended periods ranging between approximately three to four years, with additional optional periods at the charterer's option. As part of the charter agreement, we agreed to finance the scrubbers to be installed on these vessels and receive a share of the cost savings achieved by the charterer on fuel price from using the scrubbers. Also in November 2022, we took delivery of a 4,900 CEU car carrier, Arabian Sea, in combination with a six-year charter to Eukor which included similar share of the fuel savings in the charter agreement.

Vessel and Rig Management and Operating Expenses

Our vessel-owning subsidiaries with vessels on charter to Golden Ocean Charterer have entered into fixed rate management agreements with Golden Ocean Management, a wholly-owned subsidiary of Golden Ocean, under which they are responsible for all technical management of the vessels. These subsidiaries each paid Golden Ocean Management a fixed fee of $7,000 per day per vessel, for all technical management of the vessels.

In addition to the eight vessels on charter to Golden Ocean Charterer, we also have 22 container vessels, three car carriers, seven Suezmax tankers and six product tankers employed on time charters, and one Suezmax tanker, two chemical tankers, seven dry bulk carriers and one container vessel employed in the spot or short term time charter market. We have outsourced the technical management for these vessels and we pay operating expenses for the vessels as they are incurred. Operating expenses include mainly crew costs, repairs and maintenance, spares and supplies, insurance, management fees and drydocking. The remaining vessels we own that have charters attached to them are employed on bareboat charters, where the charterer pays all operating expenses, including maintenance, drydocking and insurance.

In addition, we have engaged Odfjell for the operational management of our two drilling rigs, Linus and Hercules. We pay Odfjell a management fee and provide funding for the rig's running costs as they are incurred.

Vessel and Rig Impairments

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

Administrative Expenses

Administrative expenses consist of general corporate overhead expenses, including personnel costs, property costs, legal and professional fees, and other administrative expenses. Personnel costs include, among other things, salaries, pension costs, fringe benefits, travel costs and health insurance. We have entered into administrative services agreements with Frontline Management and Seatankers Management Co. Ltd. (“Seatankers”), under which they provide us with certain administrative support services, and have agreed to reimburse them for reasonable third party costs, if any, advanced on our behalf. Some of the compensation paid to Frontline Management and Seatankers is based on cost sharing for the services rendered, based on actual incurred costs plus a margin.

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

Mark-to-Market Movements on investment in equity securities

We hold investments in shares consisting of approximately 1.3 million shares in NorAm Drilling Company AS (“NorAm Drilling”) traded in the Norwegian Over the Counter market (“OTC”). Upon the adoption of ASU 2016-01 from January 2018, we recognize any changes in the fair value of these equity investments in the statement of operations.

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

Equity in earnings of associated companies

In the year ended December 31, 2022 we earned income from our 49.9% investment in River Box Holding Inc. (“River Box”), which have been accounted for using the equity method from December 31, 2020. For the year ended December 31, 2021, we also earned income from Seadrill through one wholly-owned subsidiary (2020: three wholly-owned subsidiaries) which was initially accounted for using the equity method, that lease the drilling unit to a subsidiary of Seadrill. Following approval of the amendments to the charter and debt agreements, SFL Hercules Ltd. (“SFL Hercules”) was no longer deemed to be a variable interest entity and became consolidated by the Company in August 2021. SFL Linus Ltd. (“SFL Linus”) and SFL Deepwater Ltd. (“SFL Deepwater”) were also consolidated by the Company from October 2020.

The total income from associated companies accounted for 3.6% of our net income in the year ended December 31, 2022 (2021: 6.8% of net income, 2020: 7.2% of net loss).

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

The activities that primarily drive the revenue earned from our drilling contract primarily includes providing a drilling rig and the crew and supplies necessary to operate the rig, but may also in the future include mobilizing and demobilizing the rig to and from the drill site and performing rig preparation activities and/or modifications required for the contract with a customer. We account for these integrated services as a single performance obligation that is (i) satisfied over time and (ii) comprised of a series of distinct time increments of service.

We recognize drilling contract revenues for activities that correspond to a distinct time increment of service within the contract term in the period when the services are performed. We recognize consideration for activities that are (i) not distinct within the context of our contracts and (ii) do not correspond to a distinct time increment of service, ratably over the estimated contract term. We determine the total transaction price for each individual contract by estimating both fixed and variable consideration expected to be earned over the term of the contract. The amount estimated for variable consideration may be constrained and is only included in the transaction price to the extent that it is probable that a significant reversal of previously recognized revenue will not occur throughout the term of the contract. When determining if variable consideration should be constrained, we consider whether there are factors outside of our control that could result in a significant reversal of revenue as well as the likelihood and magnitude of a potential reversal of revenue. We reassess these estimates each reporting period as required.

Consideration received for drilling contracts mainly comprises of dayrate drilling revenue which provide for payment on a dayrate basis, with higher rates for periods when the drilling unit is operating and lower rates or zero rates for periods when drilling operations are interrupted or restricted. The dayrate invoices billed to the customer are typically determined based on the varying rates applicable to the specific activities performed on an hourly basis. Such dayrate consideration is allocated to the distinct hourly incremental service it relates to. Revenue is recognized in line with the contractual rate billed for the services provided for any given hour.

Any contingent elements of rental income, such as profit share, fuel savings payments or interest rate adjustments, are recognized when the contingent conditions have materialized.

We had a profit sharing arrangement related to the VLCCs on charter to Frontline Shipping, whereby we were entitled to profit sharing of 50% of their earnings on a time charter equivalent basis from their use of our fleet above average threshold charter rates calculated on a quarterly basis. For each profit sharing period, the threshold was calculated as the number of days in the period multiplied by the daily threshold TCE rates for the applicable vessels. The 50% profit sharing agreement with Frontline Shipping was payable on a quarterly basis. During the year ended December 31, 2022, we sold the last two VLCCs on charter to Frontline Shipping.

In 2015, we acquired eight Capesize dry bulk carriers from subsidiaries of Golden Ocean and immediately upon delivery each vessel commenced a 10-year time charter to the Golden Ocean Charterer. The terms of the charters provide that we will receive a profit sharing rate of 33% of their earnings above average threshold charter rates, calculated quarterly on a time charter equivalent basis.

During 2019 and 2020, the charter agreements relating to seven containerships chartered to Maersk on a time charter basis were amended after we agreed to install scrubbers on the vessels. The installation of scrubbers was completed in 2020 and 2021. As part of the charter agreements, we receive a share of the fuel savings, dependent on the price difference between IMO compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers. As of 2022, scrubber savings revenue is also earned from one car carrier chartered to Eukor and has a profit share mechanism between the owners and the charterer. As part of the charter agreement, we are entitled to a share of the difference between the prices paid and the Platts bunker prices at the time and place of bunkering. Amounts receivable under these arrangements are accrued on the basis of amounts earned at the reporting date.

Vessels, rigs and equipment (including operating lease assets)
Vessels, rigs and equipment are recorded at historical cost less accumulated depreciation and, if appropriate, impairment charges. The cost of these assets less estimated residual value is depreciated on a straight-line basis over the estimated remaining economic useful life of the asset. The estimated economic useful life of our offshore assets, including drilling rigs and drillships, is 30 years and for all other vessels it is 25 years.

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

We capitalize and depreciate the costs of significant replacements, renewals and upgrades to its vessels over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. The amount capitalized is based on management’s judgment as to expenditures that extend a vessel’s useful life or increase the operational efficiency of a vessel. Costs that are not capitalized are recorded as a component of direct vessel operating expenses during the period incurred. Expenses for routine maintenance and repairs are expensed as incurred. Advances paid in respect of vessel upgrades in relation to Exhaust Gas Cleaning Systems ("EGCS") and Ballast water treatment systems ("BWTS") are included within "Capital improvements, newbuildings and vessel purchase deposits", until such time as the equipment is installed on a vessel, at which point it is transferred to "Vessels, rigs and equipment, net".

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

We capitalize and depreciate the costs of significant replacements, renewals and upgrades to its vessels over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. The amount capitalized is based on management’s judgment as to expenditures that extend a vessel’s useful life or increase the operational efficiency of a vessel. Costs that are not capitalized are recorded as a component of direct vessel operating expenses during the period incurred. Expenses for routine maintenance and repairs are expensed as incurred. Advances paid in respect of vessel upgrades in relation to EGCS and BWTS are included within "Capital improvements, newbuildings and vessel purchase deposits", until such time as the equipment is installed on a vessel, at which point it is transferred to "Vessels under finance lease, net".

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

Leaseback assets
Any vessels purchased and leased back to the same party are evaluated under sale and leaseback accounting guidance contained in ASC 842 to determine whether it is appropriate to account for the transaction as a purchase of an asset. If control is deemed not to have passed to us as purchaser, due for example to the lessee having purchase options, the transaction is accounted for under ASC 310 where the purchase price paid is accounted for as loan receivable and described as a "leaseback asset". Interest income is recognized on the aggregate loan receivable based on the imputed interest rate and the part of the rental income received is allocated as a reduction of the vessel loan balance.

Finance lease liability and Lease debt financing
Similar to the leaseback assets above, any vessels sold and leased back from the same party are also evaluated under sale and leaseback accounting guidance contained in ASC 842 to determine whether it is appropriate to account for the transaction as a sale of an asset. If control is deemed not to have passed to the buyer, it is deemed as "a failed sale and leaseback transaction" and we account for the transaction as a financing arrangement and describes this as "lease debt financing". We do not derecognize the underlying vessel and continue to depreciate the asset. The sales proceeds received from the buyer-lessor are recorded as a financial liability. Charter hires paid by us to the buyer-lessor are allocated between interest expense and principal repayment of the financial liability.

Furthermore, we charter-in seven container vessels through sale and leaseback financing arrangements, under previously adopted ASC 840, with corresponding lease assets classified as "vessels under finance lease". Leases of vessels and equipment, where we have substantially all the risks and rewards of ownership, are classified as finance lease liabilities. Each lease payment is allocated between reduction in liability and finance charges to achieve a constant rate on the capital balance outstanding. The interest element of the capital cost is charged to the Consolidated Statements of Operations over the lease period.

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

Drydocking provisions for vessels
Normal vessel repair and maintenance costs are charged to expense when incurred. The Company recognizes the cost of a drydocking at the time the drydocking takes place, that is, it applies the "expense as incurred" method.

Rig periodic surveys
Costs related to periodic overhauls of drilling units are capitalized and amortized over the anticipated period between overhauls, which is generally five years. Related costs are primarily yard costs and the cost of employees directly involved in the work. We include amortization costs for periodic overhauls in depreciation expense. Costs for other repair and maintenance activities are included in rig operating expenses and are expensed as incurred.

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

In 2020, reviews of the carrying value of long-lived assets indicated that seven Handysize bulk carriers and one drilling unit were impaired, and charges were taken against these assets. In 2021, reviews of the carrying value of long-lived assets indicated that one drilling unit was impaired, and charges were taken against the asset. No impairment was recognized in 2022.

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

As of December 31, 2022, we owned 61 vessels and two rigs. The aggregate carrying value of these 63 assets as of December 31, 2022, was $2.8 billion, as summarized in the table below. The table is presented in the context of the markets in which the vessels operate, with crude oil tankers, oil product tankers and chemical tankers grouped together under "Tanker vessels", container vessels and car carriers grouped together under "Liners" and jack-up drilling rigs and ultra-deepwater drilling units grouped together under "Offshore units".

		Aggregate carrying value at
	Number of	December 31, 2022
	owned vessels	($ millions)
Tanker vessels (1)	18	770
Dry bulk carriers (2)	15	303
Liners (3)	28	1,124
Offshore units (4)	2	569
	63	2,766

(1)Includes two vessels with an aggregate carrying value of $27.4 million, which we believe exceeds their aggregate charter-free market value by approximately $2.4 million and 16 vessels with a carrying value of $742.3 million which we believe is approximately $241.4 million less than their charter-free market value.
(2)Includes seven vessels with an aggregate carrying value of $141.0 million, which we believe exceeds their aggregate charter-free market value by approximately $30.5 million and eight vessels with a carrying value of $162.1 million which we believe is approximately $28.4 million less than their charter-free market value.

(3)Includes two vessels with an aggregate carrying value of $95.4 million which we believe exceeds their aggregate charter-free market value by approximately $16.9 million and 26 vessels with an aggregate carrying value of $1,028.3 million, which we believe is approximately $328.0 million less than their charter-free market value.
(4)Includes one jack-up drilling rig with an aggregate carrying value of $327.9 million which we believe exceeds its aggregate charter-free market value by approximately $21.6 million and one ultra-deepwater drilling unit with an aggregate carrying value of $241.1 million, which we believe is approximately $111.4 million less than its charter-free market value.

The above aggregate carrying value of $2.8 billion as of December 31, 2022 is made up of (a) $119.0 million investments in direct finance leases (excluding the chartered-in container vessels, MSC Anna, MSC Viviana, MSC Erica and MSC Reef, in our associated companies), and (b) $2,646.4 million vessels, rigs and equipment (excluding seven container vessels included in vessels under finance lease).

Convertible Bonds
Through December 31, 2021, the Company separately accounted for the liability and equity components of the Convertible Notes at issuance. The debt issuance costs related to the issuance of the Convertible Notes were also previously allocated to the liability and equity components based on their relative values. With the adoption of ASU 2020-06, on January 1, 2022, amounts for convertible notes, including debt issuance costs, that were previously classified within equity are now reclassified to the liability component, net of any remaining unamortized amounts. Debt issuance costs are amortized to interest expense, on a straight-line basis, over the term of the relevant convertible notes.

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

Recent accounting pronouncements

In March 2022, the Financial Accounting Standards Board ("FASB") issued ASU No. 2022-02, "Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures" ("ASU 2022-02"). The amendments in this ASU eliminate the accounting guidance for troubled debt restructurings ("TDRs") by creditors in Subtopic 310-40, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. The amendments are effective for the Company beginning after December 15, 2022. As of the year ended December 31, 2022, we do not expect the changes prescribed in ASU 2022-02 to have a material impact on our consolidated financial position, results of operations or cash flows, however, we will re-evaluate the amendments based on the facts and circumstances of the Company at the time of implementation of the guidance.

In October 2021, the FASB issued ASU No. 2021-08, "'Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers" ("ASU 2021-08"). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2022, and are applied prospectively to business combinations that occur after the effective date. We will evaluate these amendments based on the facts and circumstances of any future business combinations.

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting". Accounting Standards Codification (“ASC”) 848 provided temporary optional expedients and exceptions to the US GAAP guidance on contract modifications and hedge accounting to reduce the financial reporting burden in light of the market transition from LIBOR and other reference interest rates to alternative reference rates. Under ASC 848, companies can elect not to apply certain modification accounting requirements to contracts affected by reference rate reform if certain criteria are met. An entity that makes this election would not be required to remeasure the contracts at the modification date or reassess a previous accounting determination. The amendments of ASC 848 apply only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform.

In January 2021, the FASB issued ASU No. 2021-01 "Reference Rate Reform (Topic 848): Scope" ("ASU 2021-01"), which clarified the scope of Topic 848 in relation to derivative instruments and contract modifications. The amendments in these updates are elective and are subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform.

In December 2022, the FASB issued ASU No. 2022-06 "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848" ("ASU 2022-06"). The amendments in this ASU extend the period of time preparers can utilize the reference rate reform relief guidance in Topic 848. To ensure the relief in Topic 848 covers the period of time during which a significant number of modifications may take place, the ASU defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848.

The amendments in these updates are effective for all entities from March 12, 2020 through to December 31, 2022. We have determined that the reference rate reform will impact our floating rate debt facilities and interest rate swaps contracts. In order to preserve the presentation of derivatives consistent with past presentation, the Company expects to take advantage of the expedients and exceptions provided by the ASUs when LIBOR is discontinued and replaced with alternative reference rates.

Market Overview

The Oil Tanker Market

The crude tanker freight market has experienced volatility during the last decade. According to industry sources, during 2022, we saw generally firm rates with average weighted tanker earnings more than four times the 2021 average. The average spot charter rates for VLCCs were approximately $23,900 per vessel per day (or $37,300 per day for scrubber fitted vessels) in 2022, a significant increase from $3,200 per day in 2021. In 2020 the average spot charter rates for VLCCs were approximately $53,100 per day. The tanker market has seen improved levels in oil trade patterns towards long haul routes due to impacts from the Russian invasion of Ukraine. Suezmax tanker spot rates also saw improved market earnings, with average spot rates at approximately $44,300 (or $52,300 per day for scrubber fitted vessels) compared to $7,300 per day for 2021.

Overall, tonnage demand for crude tankers increased by an estimated 5.5% in 2022, compared to a decrease of 1.7% in 2021. On the supply side, crude oil tanker capacity increased by 5.1% in 2022, compared to a 3.2% growth in 2021.

At the end of 2022, the total orderbook for new VLCCs and Suezmax tankers consisted, respectively, of 26 vessels and 20 vessels, representing approximately 3% of the respective fleets.

According to industry sources, the oil tanker market outlook remains firm with total tanker demand projected to expand by 7% at a point with a historically small orderbook however with risks related to developments in the global economy and the introduction of new emission regulations.

The Dry Bulk Shipping Market

The dry bulk shipping market has experienced volatile market conditions and an experienced significant disruption during the COVID-19 outbreak. In 2022, according to industry sources, the dry bulk sectors experienced softer demand primarily driven by lower Chinese demand. During 2022 fleet capacity increased by approximately 2.8%, while tonnage demand reduced by an estimated 1.9%. At the start of 2023, industry sources estimated that seaborne dry bulk trade was projected to grow by 2.0% in tonne-miles in 2023. This is more than the projected fleet capacity growth of 1.8%. A number of risk factors may impact the outlook including seasonal trends, disruptions to iron ore output and underlying pressure from weak global economic conditions and reduced port congestion.

The average earnings during 2022 for a Capesize, a Panamax and a Supramax dry bulk carrier were $11,900 per day ($19,900 per day for a scrubber fitted Capesize), $18,800 per day and $23,500 per day respectively.

During the year, contracting for newbuilding dry bulk carriers decreased to an estimated 23.9 million dwt down from 51.6 million dwt in 2021, while deliveries of new vessels amounted to approximately 30.9 million dwt and recycling removed approximately 4.7 million dwt. As a result, fleet capacity increased by 26.1 million dwt, equivalent to approximately 2.8% of the total fleet size year on year. During December 2022, the total orderbook for new dry bulk carriers was 71.5 million dwt, equivalent to 7% of the existing fleet.

The Freight Liner Market (Containerships and Car Carriers)

The container charter market experienced extraordinary market conditions throughout 2022 with a sharp softening during the second half of 2022 primarily due to macroeconomic headwinds, inflation impacts as well as easing congestions following reduced COVID-19 restrictions. Although market uncertainties continue, near term market outlook is under pressure with increased supply growth and continued impacts from inflation.

In 2022, global container trade (TEU-miles) is estimated to have decreased by 5.3%, as demand side was impacted by inflation, macroeconomic headwinds and a shift in consumer spending.

Containership fleet capacity expanded by a total of 4.0% in 2022 compared to 4.5% in 2021. During the year ended December 31, 2022, there was a moderate pace with deliveries totaling 191 vessels of 1.0 million TEU compared to 164 vessels of 1.1 million TEU in 2021. Following extraordinary market conditions, there was continued high activity with 350 vessels of 2.6 million TEU contracted in total during 2022. During the start of 2023, the orderbook stood at 912 vessels of 7.3 million TEU, following significant number of newbuilding orders placed during 2022.

The ongoing changes in environmental and regulatory requirements continue to play an important role in the sector. However timing and technology around fuel selection continue to pose challenges as 48% of all new container vessel orders have LNG dual fuel and 21% of TEU ordered have the ability to use methanol fuel.

Seaborne car trade market was one of the markets most significantly impacted by the COVID-19 pandemic. Following the significant COVID-19 disruptions the car carrier market has experienced very firm conditions with operators recording strong profits along with charter rates increasing to record high levels. Global deep sea car trade is projected to have grown by 8% in 2022, excluding the short haul trade within Europe.

The strong demands seen in 2022 follow a fall of 21% in 2020 due to the COVID-19 pandemic. While demand remains strong challenges still remain due to macroeconomic trends and potential impacts from inflation.

Seaborne car trade on an annualized basis was calculated to have increased by approximately 7% in 2022, excluding the seaborne car trade within Europe. The increase in seaborne car trade volumes follows an increase of 12% in 2021. During the fourth quarter of 2022, the total fleet stood at 757 vessels which totaled 4.0 million CEU of capacity, up 0.4% from the start of 2022.

The Offshore Drilling Market

The offshore drilling market has experienced significant volatility over the past decade. The oil price (Brent crude spot) has fluctuated between $20 in 2020 and above $100 dollars per barrel in 2022. As a result, the utilization of offshore drilling rigs has improved since 2020 from 78% to 90% in early 2023.

Increased global demand for oil and gas combined with diminishing global supply as a result of natural production depletion of existing oil and gas fields combined with underinvestment in new oil and gas production, has resulted in higher oil prices recently. A general increase in capital expenditures by oil and gas companies has recently resulted in more exploration and development activity increasing demand for offshore oil and gas drilling. In addition, lower supply of offshore drilling rigs as older rigs have been retired and demolished has improved the market outlook for these rigs.

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

Inflation

Some of our time chartered vessels are subject to operating and management agreements that have the charges for these services fixed for the term of the charter. However the majority are not fixed, and in light of the current and foreseeable economic environment, significant global inflationary pressures could increase the Company's operating, voyage, general and administrative and financing costs. Although we attempt to manage the effects of inflation by reviewing our suppliers regularly, there are no assurances that the effects of inflation will not have a material adverse impact on our business, financial condition, results of operation and cash flows.

Results of Operations

Year ended December 31, 2022, compared with year ended December 31, 2021

Net profit for the year ended December 31, 2022, was $202.8 million compared to a net profit of $164.3 million from the year ended December 31, 2021.

(in thousands of $)	2022	2021
Total operating revenues	670,393	513,396
Gain on sale of assets	13,228	39,405
Total operating expenses	408,147	309,963
Net operating income	275,474	242,838
Interest income	7,973	7,450
Interest expense	(117,339)	(97,090)
Loss on purchase of bonds and debt extinguishment	—	(727)
Other non-operating items (net)	33,827	7,678
Equity in earnings of associated companies	2,833	4,194
Net income	202,768	164,343

Net operating income for the year ended December 31, 2022, was $275.5 million, compared with net operating income of $242.8 million for the year ended December 31, 2021. The increase was principally due to higher operating revenues in 2022 resulting from the acquisition of new vessels. There was also higher revenue from the two drilling rigs since the ultra-deepwater drilling rig Hercules was consolidated for the whole of 2022, as it ceased to be accounted for as an associate since August 2021. The jack-up drilling rig Linus was also delivered to SFL from Seadrill in September 2022 and the rig started earning drilling contract revenue directly from the charterer. This increase is slightly offset by increased operating expenses in 2022 compared to 2021 derived from the higher number of vessels and the two rigs discussed above. In the year ended December 31, 2022, the gain on sale of assets was $13.2 million which arose from the sale of two crude oil tankers and one container vessel, compared to a gain of $39.4 million in 2021 mainly from the sale of seven Handysize dry bulk carriers. The overall net income for 2022 compared to 2021 was a positive movement of $38.4 million mainly due to the increased operating revenues described above, and net gains of $33.8 million recorded in other non-operating items in 2022, compared to gains of $7.7 million in 2021. Other non-operating items, net for 2022 mainly relate to a net gain of $18.2 million from investments in debt and equity securities and a gain in fair value of non-designated derivatives of $17.1 million.

River Box was previously a wholly owned subsidiary of the Company. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party, and has accounted for the remaining 49.9% ownership in River Box using the equity method. (See Note 19: Investment in Associated Companies). The net income of the River Box group is included under “Equity in earnings of associated companies” during 2022 and 2021.

In August 2021, the wholly owned subsidiary owning the ultra-deepwater drilling rig Hercules ceased to be accounted for as an associate and became consolidated. The net income of this subsidiary is included under “Equity in earnings of associated companies”, for the period the subsidiary was accounted for under the equity method.

Operating revenues

(in thousands of $)	2022	2021
Sales-type leases, direct financing leases and leaseback assets interest income	8,916	19,524
Service revenues from direct financing leases	1,746	6,570
Profit sharing revenues	27,830	20,704
Time charter revenues	475,988	369,745
Bareboat charter revenues	58,953	30,696
Voyage charter revenues	72,362	61,804
Drilling contract revenues	18,775	—
Other operating income	5,823	4,353
Total operating revenues	670,393	513,396

Total operating revenues increased by 30.6% in the year ended December 31, 2022, compared with the year ended December 31, 2021.

Sales-type leases, direct financing leases and leaseback assets interest income
Sales-type leases and direct financing leases interest income arose on two crude oil tankers on charter to Frontline Shipping which were sold in April 2022 and 10 container vessels on charter to MSC, from which one vessel was delivered back to MSC in April 2022 following execution of the applicable purchase obligation in the charter contract. In addition, the Company had leaseback interest income from one VLCC vessel.

In general, sales-type leases, direct financing leases and leaseback assets interest income reduces over the terms of our leases. A greater proportion of rental payment is treated as repayment of investment in the lease or loan and progressively, as the capital is repaid, interest payments by the applicable lessee decreases.

The $10.6 million decrease in sales-type, direct financing leases and leaseback assets interest income from 2021 to 2022 is mainly a result of the sale and delivery of two crude oil tankers on charter to Frontline Shipping in April 2022 and one container vessel which was delivered back to MSC in April 2022 following execution of the applicable purchase obligation in the charter contract. Similarly, between August 2021 and September 2021, 18 feeder container vessels were delivered back to MSC following the exercise of the applicable purchase options in their lease contracts. Also, one drilling rig which was on charter to Seadrill was reclassified as an operating lease on March 9, 2021.

Service revenues from direct financing leases
The vessels chartered on direct financing leases to Frontline Shipping were leased on time charter terms, whereby we were responsible for the management and operation of such vessels. This was managed by entering into fixed price agreements with Frontline Management, a subsidiary of Frontline, whereby we were paying them management fees of $9,000 per day for each vessel chartered to Frontline Shipping. Accordingly, $9,000 per day was allocated from each time charter payment received from Frontline Shipping to cover lease executory costs, and this is classified as "Direct financing lease service revenue". The $4.8 million reduction in service revenue from direct financing leases is due to the sale of the last two crude oil tankers on charter to Frontline Shipping in April 2022.

Profit share revenues
We had a profit sharing arrangement with Frontline Shipping in relation to two crude oil tankers, whereby we were entitled to 50% profit share above the base charter rates, calculated and paid on a quarterly basis. We earned and recognized profit sharing revenue under this arrangement of $0.0 million in the year ended December 31, 2022 compared with $0.3 million in 2021. The decrease is attributable to a less favorable tanker market in the first quarter of 2022. Also in April 2022, we sold the two crude oil tankers on charter to Frontline Shipping.

We have a profit sharing arrangement related to the eight dry bulk vessels on charter to a subsidiary of Golden Ocean, whereby we earn a 33% share of profit above the base charter rates, calculated and paid on a quarterly basis. In the year ended December 31, 2022, we recorded a profit share revenue of $3.0 million under this arrangement compared with $9.8 million profit share in 2021. The decrease is attributable to less favorable rates in 2022 for the dry bulk vessels.

We recorded $24.8 million from a fuel saving arrangement relating to seven container vessels on charter to Maersk and one car carrier on charter to Eukor, following the installation of scrubbers (2021: $10.6 million relating to seven container vessels). The Company has an arrangement for these vessels whereby it is entitled to a share of the fuel savings dependent on the price difference between IMO compliant fuel and IMO non-compliant fuel.

Time charter revenues
During 2022, time charter revenues were earned by 23 container vessels, three car carriers, 15 dry bulk carriers, seven Suezmax tankers and six product tankers. The $106.2 million increase in time charter revenues in 2022 compared with 2021, was mainly the result of the acquisition of two Suezmax and two product tankers in the first quarter of 2022, two Suezmax tankers and one container vessel in the third quarter of 2022 and two Suezmax tankers, one container vessel and one car carrier in the fourth quarter of 2022. We also acquired five container vessels in the third quarter of 2021 and two product tankers and one Suezmax tanker in the fourth quarter of 2021.

Bareboat charter revenues
Bareboat charter revenues are earned by our vessels and rigs which are leased under operating leases on a bareboat basis. In 2022, this consisted of two drilling rigs, compared to two drilling rigs and two chemical tankers in 2021. The $28.3 million increase in bareboat revenue in 2022 compared with 2021, was a result of the reclassification of the Linus lease from a direct financing lease to an operating lease in March 2021. In addition, in August 2021, the wholly owned subsidiary owning the ultra-deepwater drilling rig Hercules ceased to be accounted for as an associate and became consolidated. In September 2022, Linus was redelivered from Seadrill to SFL and started earning drilling contract revenue and in December 2022, Hercules was also redelivered from Seadrill to SFL and began a special periodic survey. In June 2021 and November 2021, our chemical tankers completed their respective bareboat charters and were subsequently chartered in the spot market.

Voyage charter revenues
During 2022, voyage charter revenues were earned by two Suezmax tankers, Everbright and Glorycrown, trading in a pool together with two similar tankers owned by Frontline, two chemical tankers, one product tanker and three dry bulk carriers. The $10.6 million increase in voyage charter revenues in 2022 compared with 2021, was mainly due to the relative higher earnings of the two Suezmax tankers, due to a more favorable market for these vessels in 2022 compared with 2021. In addition, our five Supramax dry bulk carriers were redelivered from their long term charters and are now sometimes chartered on a voyage-by-voyage basis. Three of these vessels had voyage revenue in 2022. Finally, both our chemical tankers completed their bareboat charters in June and November 2021 respectively and were subsequently chartered in the spot market. The above increase is slightly offset by the sale of seven Handysize dry bulk carriers in the fourth quarter of 2021, which were sometimes chartered on a voyage-by-voyage basis.

Drilling contract revenues
During 2022, we earned drilling contract revenues of $18.8 million from one of our rigs. In September 2022, the drilling rig Linus was redelivered from Seadrill to SFL. Concurrently, the drilling contract of Linus with ConocoPhillips was assigned from Seadrill to SFL and we started earning drilling contract revenue directly from ConocoPhillips.

Cash flows arising from sales-type leases, direct financing leases and leaseback assets
The following table analyzes our cash flows from the sales-type leases, direct financing leases and leaseback assets with Frontline Shipping, Seadrill, MSC and Landbridge during 2022 and 2021, and shows how they are accounted for:

(in thousands of $)	2022	2021
Charter hire payments accounted for as:
Sales-type lease, direct financing lease and leaseback assets interest income	8,916	19,524
Service revenue from direct financing leases	1,746	6,570
Repayments from sales-type leases, direct financing leases and leaseback assets	17,025	36,276
Total direct financing and sales-type lease payments received	27,687	62,370

Gain on sale of assets
In 2022, there was a net gain of $13.2 million due to the disposal of two crude oil tankers on charter to Frontline Shipping and the delivery of one container vessel back to MSC following execution of the applicable purchase obligation in the charter contract. This gain includes $4.5 million compensation from Frontline due to early termination of the charters of the two crude oil tankers (See Note 9: Gain on Sale of Assets and Termination of Charters).

In 2021, a net gain of $39.4 million was recorded, arising from the disposal of 18 feeder container vessels, previously on long term charter to MSC, seven Handysize dry bulk carriers, previously operating in the spot market and one drilling unit (West Taurus), which was sold for recycling.

Operating expenses

(in thousands of $)	2022	2021
Vessel operating expenses	188,402	156,732
Rig operating expenses	16,741	—
Depreciation	187,827	138,330
Vessel impairment charge	—	1,927
Administrative expenses	15,177	12,974
	408,147	309,963

Vessel operating expenses include operating and occasional voyage expenses for the container vessels, dry bulk carriers, product, chemical and Suezmax tankers and car carriers operated on a time charter basis and managed by related and unrelated parties. Vessel operating expenses also include voyage expenses from our two Suezmax tankers trading in a pool together with two tankers owned by Frontline, two chemical tankers operating in the spot market since June and November 2021 and certain dry bulk carriers operating in the spot market. In addition, vessel operating expenses include payments to Frontline Management of $9,000 per day for the two vessel chartered to Frontline Shipping until their sale in April 2022 and also payments to Golden Ocean Management of $7,000 per day for each vessel chartered to Golden Ocean Charterer, in accordance with the vessel management agreements.

Vessel operating expenses increased by $31.7 million in 2022, compared with 2021. The increase was driven by the acquisition of new vessels in 2022 and 2021. We acquired two Suezmax and two product tankers in the first quarter of 2022, two Suezmax tankers and one container vessel in the third quarter of 2022 and two Suezmax tankers, one container vessel and one car carrier in the fourth quarter of 2022. We also acquired five container vessels in the third quarter of 2021 and two product tankers and one Suezmax tanker in the fourth quarter of 2021. There was also an increase in voyage expenses for two Suezmax tankers trading in a pool together with two tankers owned by Frontline, two chemical tankers operating in the spot market since June and November 2021 and certain Supramax dry bulk carriers operating in the spot market, which was slightly offset by the sale of seven Handysize dry bulk carriers in the fourth quarter of 2021. There was also a slight increase in dry dock costs from eight vessels that dry docked in 2022, compared to eight vessels that had dry dock costs in 2021.

Rig operating expenses relate to the harsh environment jack-up drilling rig Linus and the ultra-deepwater drilling rig Hercules. In September 2022, Linus was redelivered from Seadrill to SFL and the drilling contract of Linus with ConocoPhillips was assigned from Seadrill to SFL and began incurring rig operating expenses. In December 2022, Hercules was also redelivered from Seadrill to SFL and began incurring rig operating expenses.

Depreciation expenses relate to vessels owned by the Company or vessel leased-in under finance leases, that are not accounted for as investments in sales-type, direct financing and leaseback assets. The increase in depreciation of $49.5 million for 2022, compared to the same period in 2021, was mainly due to the acquisition of new vessels which are discussed above and also due to the consolidation of the two rigs during 2021.

In 2022, no impairment charge was recorded. In 2021, an impairment charge of $1.9 million was recorded on one of our rigs (West Taurus), which was sold for recycling in September 2021.

The 17% increase in administrative expenses for 2022, compared with 2021, is mainly due to increased salary costs due to increased headcount. Increases in office costs also contributed to the higher administrative expenses.

Interest income
Total interest income increased from $7.5 million in 2021 to $8.0 million in 2022, mainly due to higher interest received on bank and short term deposits. This was slightly offset by a reduction in the interest income on the loans to associates. Interest income from associates in 2022 represents interest receivable on the outstanding balance of the loan granted to the 49.9% owned associate River Box. In August 2021, the wholly owned subsidiary owning the ultra-deepwater drilling rig Hercules ceased to be accounted for as an associate and became consolidated and as a result interest income for this rig is only recognized up to the consolidation date.

Interest expense

(in thousands of $)	2022	2021
Interest on US$ floating rate loans	50,943	25,218
Interest on NOK 700 million floating rate bonds due 2023	4,832	4,235
Interest on NOK 700 million floating rate bonds due 2024	4,688	4,130
Interest on NOK 600 million floating rate bonds due 2025	3,597	3,114
Interest on 5.75% convertible bonds due 2021	—	8,004
Interest on 4.875% convertible bonds due 2023	6,723	6,728
Interest on 7.25% senior unsecured sustainability-linked bonds due 2026	10,875	6,888
Interest on lease debt financing	6,227	1,147
Swap interest	576	5,239
Interest on finance lease obligation	23,531	25,848
Other interest	377	267
Capitalized interest	(2,239)	(432)
Amortization of deferred charges	7,209	6,704
	117,339	97,090

As of December 31, 2022, the Company, including its consolidated subsidiaries, had total debt principal outstanding of $2.2 billion (2021: $1.9 billion) comprising of:

(in thousands of $)	2022	2021
4.875% senior unsecured convertible bonds due 2023	137,900	137,900
NOK 700 million senior unsecured floating rate bonds due 2023	71,243	79,507
NOK 700 million senior unsecured floating rate bonds due 2024	70,734	78,939
NOK 600 million senior unsecured floating rate bonds due 2025	60,048	61,334
7.25% senior unsecured sustainability-linked bonds due 2026	150,000	150,000
Lease debt financing	394,555	126,955
Borrowings secured on Frontline shares	—	15,639
Total Fixed Rate and Foreign Debt	884,480	650,274
U.S. dollar denominated floating rate debt due through 2029	1,329,156	1,253,481
	2,213,636	1,903,755

Interest expense for 2022 was $117.3 million compared with $97.1 million for 2021. The increase in interest expense associated with our floating rate debt for 2022, compared to 2021, is mainly due to new loans obtained for the vessels purchased in 2022 and the increased LIBOR rates in the period. The average three-month LIBOR was 2.39% in 2022 compared to an average of 0.16% in 2021. Changes in interest related to the bonds are due to changes in exchange rate, new bond issuances, repayments and redemptions. These include the 5.75% convertible notes due 2021, which were fully repaid in 2021. The reduction in the interest expense from this bond was partially offset by interest expenses from the 7.25% senior unsecured sustainability-linked bonds due 2026 which the Company successfully placed in May 2021. The interest on lease debt financing in 2022 is also increased comparing to 2021, due to financing arrangements in connection with the refinancing of two container vessels and two car carriers in 2022 and the acquisition of two container vessels in 2021.

As of December 31, 2022, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fixed our interest rates on $0.6 billion of floating rate debt at a weighted average rate excluding margin of 2.10% per annum (2021: $0.7 billion of floating rate debt fixed at a weighted average rate excluding margin of 1.93% per annum). The slight decrease in swap interest expense is due to changes in swaps and also due to fluctuations in average LIBOR and Norwegian Interbank Offered Rate, or NIBOR rates.

Other interest expense in 2022 of $0.4 million (2021: $0.3 million) arose mainly from the sale and subsequent forward contract to repurchase shares which was accounted for as a secured borrowing. In September 2022, we terminated the forward contract and recorded the sale of the shares and full repayment of the outstanding debt of $15.6 million. Other interest expense in 2022 also includes interest on a $30.0 million loan facility provided in connection with a share lending agreement in respect of 8,000,000 shares of the Company. (See Note 22: Short-Term and Long-Term Debt).

The above finance lease interest expense represents the interest portion of our finance lease obligations on seven vessels under a sale and leaseback transaction with an Asia based financial institution. The interest expense on our finance lease obligations is slightly decreased in 2022, compared with 2021, due to the finance lease repayments occurred in 2022.

Gain on purchase of bonds and debt extinguishment
During the year ended December 31, 2022, there were no such cases. During the year ended December 31, 2021, we repurchased various amounts of its own bonds which had a face value of $69.6 million at a premium and recorded a loss of $0.7 million.

Other non-operating items

(in thousands of $)	2022	2021
Dividend received from related parties	128	—
Gain on investments in debt and equity securities	18,171	995
Other financial items, net	15,528	6,683
	33,827	7,678

During the year ended December 31, 2022, we received dividends of $0.1 million from NorAm Drilling. No dividend income was received during the year ended December 31, 2021.

The gain on investments in debt and equity securities in 2022, principally relates to gain from the sale of Frontline shares of $4.6 million, gain of $2.7 million from the redemption of NT Rig Holdco Liquidity Bonds 7.5%, gain of $2.0 million from the redemption of NT Rig Holdco Liquidity Bonds 12% and gain of $0.5 million from the redemption of NorAm Drilling bonds. The gain on investments in debt and equity securities in 2022 also includes a mark to market gain of $5.8 million from the NorAm Drilling shares and $2.6 million from the shares held in Frontline, until their sale in the third quarter of 2022. The gain on investments in debt and equity securities in 2021, principally relates to a mark to market gain of $1.2 million on the Frontline shares held as of December 31, 2021, a realized gain of $0.7 million recognized on the sale of approximately 4.0 million shares in ADS Maritime Holding plc (“ADS Maritime Holding”) and an impairment loss of $0.8 million, which was recorded against the NT Rig Holdco 7.5% bonds. (See Note 12: Investments in Debt and Equity Securities).

Other financial items, net have increased by $8.8 million in 2022 compared to 2021. The 2022 amount mainly includes a gain of $17.1 million (2021: gain of $11.6 million) in the fair value of non-designated derivatives, a net cash expense on non-designated derivatives of $0.3 million (2021: $6.7 million) and a net loss of $1.8 million arising from the revaluation of foreign currency bank accounts, marketable securities, payables and receivable balances and other items (2021: gain of $1.1 million). (See Note 11: Other Financial Items, Net).

As reported above, certain assets were accounted for under the equity method in 2022 and 2021. Their non-operating expenses, including net interest expenses, are not included above, but are reflected in “equity in earnings of associated companies” - see below.

Equity in earnings of associated companies
In 2022 and 2021, we had certain investments accounted for using the equity method, as discussed in the Consolidated Financial Statements included herein (Note 19: Investment in Associated Companies). The total equity in earnings of associated companies in 2022 was $1.4 million lower than in 2021. In August 2021, SFL Hercules ceased to be accounted for as an associate and became consolidated by the Company, following amendments to the bareboat charter and loan facility agreements. This was partially offset by the addition of River Box, previously a wholly owned subsidiary of the Company. On December 31, 2020, we sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. During the year ended December 31, 2022, we accounted for the remaining 49.9% ownership in River Box using the equity method.

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

River Box was previously a wholly owned subsidiary of the Company. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships, MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party, and has accounted for the remaining 49.9% ownership in River Box using the equity method. (See Note 19: Investment in Associated Companies). The net income of the River Box group is included under “equity in earnings of associated companies” during 2021.

In August 2021, a wholly owned subsidiary owning the ultra-deepwater drilling rig Hercules ceased to be accounted for as an associate and became consolidated. In addition, in the fourth quarter of 2020, the two wholly owned subsidiaries owning the drilling rigs West Taurus and Linus ceased to be accounted for as associates and became consolidated. The net income of the wholly-owned subsidiaries owning these assets are included under “equity in earnings of associated companies”, for the period these are accounted for under the equity method. In the year ended December 31, 2020, two ultra-deepwater drilling units and one harsh environment jack-up drilling rig were accounted for under the equity method.

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

Service revenues from direct financing leases
The vessels chartered on direct financing leases to Frontline Shipping are leased on time charter terms, whereby we are responsible for the management and operation of such vessels. This has been managed by entering into fixed price agreements with Frontline Management, a subsidiary of Frontline, whereby we pay them management fees of $9,000 per day for each vessel chartered to Frontline Shipping. Accordingly, $9,000 per day is allocated from each time charter payment received from Frontline Shipping to cover lease executory costs, and this is classified as "direct financing lease service revenue". The $0.3 million reduction in finance lease service revenue is due to the sale of one VLCC in February 2020 which was previously on charter to Frontline Shipping.

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

Bareboat charter revenues
Bareboat charter revenues are earned by our vessels and rigs which are leased under operating leases on a bareboat basis. In 2021, this consisted of two chemical tankers and two drilling rigs on charter to Seadrill. The $22.8 million increase in bareboat revenue in 2021 compared with 2020, was a result of the reclassification of the Linus lease from a direct financing lease to an operating lease in March 2021. In addition, in August 2021, the wholly owned subsidiary owning the ultra-deepwater drilling rig Hercules ceased to be accounted for as an associate and became consolidated. In June 2021 and November 2021, our chemical tankers completed their respective bareboat charters and were subsequently chartered in the spot market.

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

Gain/(loss) on sale of assets
In 2021, the net gain of $39.4 million arose on the disposal of 18 feeder container vessels, previously on long term charter to MSC, seven Handysize bulk carriers, previously operating in the spot market and one drilling unit (West Taurus), which was sold for recycling. (See Note 9: Gain on Sale of Assets and Termination of Charters).

In 2020, a net gain of $2.3 million was recorded, arising from the disposal of one VLCC (Front Hakata) and five offshore support vessels (Sea Cheetah, Sea Jaguar, Sea Halibut, Sea Pike and Sea Leopard) to unrelated third parties. (See Note 9: Gain on Sale of Assets and Termination of Charters). Also in 2020, we sold the three VLCCs Hunter Atla, Hunter Saga and Hunter Laga. The sale proceeds equaled their carrying value at the date of sale and therefore no gain or loss was recorded on the sale of these vessels.

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

In 2021, an impairment charge of $1.9 million was recorded on one of our rigs (West Taurus), which was sold for recycling in September 2021. In 2020, impairment charges of $80.5 million were recorded against the carrying value of seven Handysize dry bulk vessels and one offshore support vessel, all of which have since been disposed of. The impairment charge on the dry bulk vessels arose in 2020, as a result of revised future cashflow estimates following uncertainty over future demand combined with negative implications for global trade of dry bulk commodities as a result of the COVID-19 outbreak. In addition, in 2020 an impairment charge of $252.6 million was recorded against the drilling unit West Taurus, which was accounted for within investment in associated companies until October 2020. (See Note 19: Investment in Associated Companies).

The 14% increase in administrative expenses for 2021, compared with 2020, is mainly due to increased salary costs due to increased headcount. Increases in professional fees and office costs also contributed to the higher administrative expenses.

Interest income
Total interest income decreased from $13.4 million in 2020 to $7.5 million in 2021, mainly due to reduced interest income on the loans to associates and lower interest received on bank and short term deposits. In the fourth quarter of 2020, the two wholly owned subsidiaries SFL Deepwater and SFL Linus ceased to be accounted for as associated companies and became consolidated. In addition, in August 2021, a wholly owned subsidiary owning the ultra-deepwater drilling rig Hercules ceased to be accounted for as an associate and became consolidated and as a result interest income for this rig is only recognized up to the consolidation date. This has been partially offset by interest income received from the loan to River Box. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party and has accounted for the remaining 49.9% ownership in River Box using the equity method. (Refer to Note 19: Investment in Associated Companies).

Interest expense

(in thousands of $)	2021	2020
Interest on US$ floating rate loans	25,218	28,560
Interest on NOK 500 million floating rate bonds due 2020	—	1,007
Interest on NOK 700 million floating rate bonds due 2023	4,235	4,409
Interest on NOK 700 million floating rate bonds due 2024	4,130	4,200
Interest on NOK 600 million floating rate bonds due 2025	3,114	2,910
Interest on 5.75% convertible bonds due 2021	8,004	12,203
Interest on 4.875% convertible bonds due 2023	6,728	6,979
Interest on 7.25% senior unsecured sustainability-linked bonds due 2026	6,888	—
Interest on lease debt financing	1,147	—
Swap interest	5,239	5,897
Interest on finance lease obligation	25,848	59,551
Other interest	267	686
Capitalized interest	(432)	—
Amortization of deferred charges	6,704	9,040
	97,090	135,442

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

Interest expense for 2021 was $97.1 million compared to $135.4 million for 2020. The decrease in interest expense associated with our floating rate debt for 2021, compared to 2020, is mainly due to loans on vessels that were refinanced at lower margins and the decreased LIBOR rate in the period. The average three-month LIBOR was 0.16% in 2021 compared to an average of 0.85% in 2020. Changes in interest related to the bonds are due to changes in exchange rate, new bond issuances and repayments and redemptions. These include repurchases of the 5.75% convertible notes due 2021 and 4.875% convertible bonds due 2023. Also in 2021, the 5.75% convertible notes due was repaid in full. The reduction in the interest expenses from bonds was partially offset by interest expenses from the newly issued 7.25% senior unsecured sustainability-linked bonds due 2026 which the Company successfully placed in May 2021 and the interest expense from the lease debt financing of $130.0 million obtained by the Company in September 2021, in relation to the purchase of two container vessels. In 2020, the NOK500 million floating rate bond due 2020 was fully repaid.

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

Other interest expense in 2021 of $0.3 million (2020: $0.7 million) arose from the sale and subsequent forward contract to repurchase shares which is accounted for as a secured borrowing. (See Note 22: Short-Term and Long-Term Debt).

The above finance lease interest expense represents the interest portion of our finance lease obligations on seven vessels under a sale and leaseback transaction with an Asia based financial institution. In 2020, the finance lease interest expense included the interest on finance lease obligations of these seven vessels, as well as interest on finance lease obligations of four vessels on long-term time charter to MSC. On December 31, 2020, the Company sold 50.1% of the shares of River Box, the holder of finance lease obligations related to four of these vessels, and therefore these obligations are no longer consolidated by the Company. The Company has accounted for the remaining 49.9% ownership in River Box using the equity method. (Refer to Note 19: Investment in Associated Companies). As a result, the interest expense on our finance lease obligations decreased in 2021, compared with 2020.

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

Gain on sale of subsidiaries, non-operating
River Box was a previously wholly owned subsidiary of the Company. River Box holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships, MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. A gain of $1.9 million was recognized in 2020 in relation to the disposal.

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

The gain on investments in debt and equity securities in 2021, principally relates to a mark to market gain of $1.2 million on the Frontline shares held as of December 31, 2021, a realized gain of $0.7 million recognized on the sale of approximately 4.0 million in ADS Maritime Holding and an impairment loss of $0.8 million, which was recorded against the NT Rig Holdco 7.5% bonds. The loss on investments in debt and equity securities in 2020, principally relates to a mark to market loss of $22.4 million from the equity investments held as of December 31, 2020, and an 'other-than-temporary' impairment of $4.9 million recognized on the investments in Oro Negro 7.5% bonds and NT Rig Holdco 7.5% bonds. The loss is partially offset by a realized gain of $2.3 million from the sale of approximately 2.0 million Frontline shares and a realized gain of $2.6 million from the sale of 4.4 million shares of Solstad Offshore ASA during 2020. (See Note 12: Investments in Debt and Equity Securities).

The loan notes for the Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake sold in 2018 were settled in February 2020 with the Company receiving $19.9 million as settlement and recognizing a gain of $4.4 million on the settlement of notes in 2020.

Other financial items, net have increased by $32.6 million in 2021 compared to 2020. The 2021 amount includes a gain of $11.6 million (2020: loss of $20.4 million) in the fair value of non-designated derivatives, a net cash expense on non-designated derivatives of $6.7 million (2020: $9.3 million) and a net gain of $1.1 million arising from the revaluation of foreign currency bank accounts, marketable securities, payables and receivable balances and other items (2020: $5.5 million). (See Note 11: Other Financial Items, Net).

As reported above, certain assets were accounted for under the equity method in 2021 and 2020. Their non-operating expenses, including net interest expenses, are not included above, but are reflected in “equity in earnings of associated companies” - see below.

Equity in earnings of associated companies
In 2021 and 2020, we had certain investments accounted for using the equity method, as discussed in the Consolidated Financial Statements included herein (Note 19: Investment in Associated Companies). The total equity in earnings of associated companies in 2021, was $0.1 million lower than in 2020. In August 2021, SFL Hercules ceased to be accounted for as an associate and became consolidated by the Company, following amendments to the bareboat charter and loan facility agreements. SFL Linus and SFL Deepwater are also consolidated by the Company from October 2020. This was partially offset by the addition of River Box, previously a wholly owned subsidiary of the Company. On December 31, 2020, we sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. During the year ended December 31, 2021, we accounted for the remaining 49.9% ownership in River Box using the equity method.

B. LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital intensive industry. Our asset acquisitions are financed through a combination of our own equity, term loans, lease financing and revolving credit facilities from commercial banks. Providers of such borrowings generally require that the loans be secured by mortgages against the assets being acquired, and as of December 31, 2022, substantially all of our vessels and drilling units are pledged as security or are held as finance leases. However, in common with many other companies, we also have unsecured borrowings as shown below. Providers of unsecured financing do so on the basis of our assets and liabilities, cash flows, operating results and other factors, all of which affect the terms on which such unsecured financing is available. In general, unsecured financing is more expensive than borrowings secured against collateral.

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows. Revenues from our time charters, bareboat charters and drilling contracts are received approximately 15 days in advance, monthly in advance, or monthly in arrears. Vessel management and operating fees are payable monthly in advance for vessels chartered to Golden Ocean Charterer, and as incurred for other time chartered vessels.

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

Our long-term liquidity requirements include funding the equity portion of investments in new vessels, and repayment of long-term debt balances, including those relating to the following loan agreements of us and our consolidated subsidiaries as of December 31, 2022:

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
$40 million senior secured term loan facility due 2023
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
$100.0 million term loan facility due 2027
$23.0 million term loan facility due 2023
$115.0 million term loan facility due 2025
$290.0 million term loan facility due 2023
$23.5 million leased debt financing due 2025
$25.3 million leased debt financing due 2025
$120 million leased debt financing due 2029
$120 million leased debt financing due 2029

The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where we guarantee all or part of the loans, (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries and (iii) a first priority mortgage over the relevant collateral assets which includes substantially all of the vessels and the drilling units that are currently owned by us as of December 31, 2022, excluding two 1,700 TEU container vessels, two 2,500 TEU container vessels, one car carrier and two chemical tankers.

Refer to "Contractual Commitments" section further below for details of material contractual commitments as of December 31, 2022.

As of December 31, 2022, seven (2021: seven) subsidiaries had lease liabilities totaling $473.0 million (2021: $524.2 million) related to the charter-in of seven (2021: seven) container vessels.

We expect that we will require additional borrowings or issuances of equity in the long term to meet our capital requirements.

As of December 31, 2022, we had cash and cash equivalents of $188.4 million (2021: $145.6 million) and restricted cash of $0.0 million (2021: $8.3 million). In the year ended December 31, 2022, we generated cash of $355.1 million net from operating activities, used $499.1 million net in investing activities and generated $178.4 million net from financing activities.

Cash flows provided by operating activities for 2022 increased to $355.1 million, from $293.6 million in 2021, mainly due to changes in total operating income received and the timing of charter hire and trade and other receivables.

Investing activities used cash of $499.1 million in 2022, compared to net cash of $389.1 million in 2021. The increase in cash used for investing activities in 2022 is mainly due to a decrease in the inflow of cash from the sale of vessels and termination of charters. In 2022 there was an inflow of $83.3 million from the sale of two crude oil tankers and one 1,700 TEU container vessel compared to $183.9 million in 2021 arising from the sale of 18 feeder container vessels, seven Handysize dry bulk vessels and one drilling rig. In addition, in 2022 there was an outflow of $602.5 million from newbuilding installments and the acquisition of six Suezmax tankers, two product tankers, one car carrier and two newbuild eco-design feeder container vessels, compared to an outflow of $581.6 million in 2021 to fund capital improvements, newbuilding installments and the acquisition of one 5,300 TEU container vessel, two 6,800 TEU container vessels, two 14,000 TEU container vessels, two product tankers and one Suezmax tanker. In addition in 2022, $2.9 million was received from associated companies compared with $10.0 million received in 2021, arising from the consolidation of previously wholly owned equity accounted subsidiary SFL Hercules in the second quarter of 2021. In 2022 we received $15.0 million from proceeds from the redemption of Frontline shares, NorAm Drilling bonds and NT Rig Holdco bonds, compared to $9.6 million in 2021 from the redemption of ADS shares.

Net cash provided by financing activities for 2022 was $178.4 million, compared to net cash of $25.0 million in 2021. This increase was mainly due to an increase in the proceeds from debt issuance. Proceeds of $959.6 million were received in 2022, compared to $586.8 million in 2021. In addition, there was an outflow of $215.1 million from repurchases of own bonds in 2021, with no such payments in 2022. The above was partly offset by higher debt repayments of $611.3 million in 2022, compared to $301.5 million in 2021. In addition there was an increase of $34.0 million in cash dividend amounts paid and a decrease of $89.3 million of cash proceeds from shares issued in 2022 compared to 2021.

During 2022, we paid four dividends totaling $0.88 per common share (2021: four dividends totaling $0.63 per common share), or a total of $111.6 million (2021: $77.6 million). All dividends paid in 2022 and 2021 were cash payments. Please see “Item 8. Financial Information—A. Consolidated Statement and Other Financial Information—Dividend Policy”. Since 2020, we have implemented a dividend reinvestment plan, or DRIP, to facilitate investments by individual and institutional shareholders who wish to invest the dividend payments received in respect of our common shares owned or other cash amounts, in the Company's common shares on a regular basis, one time basis or otherwise. See Item 10.B and the share capital note for further information on the DRIP program.

Borrowings

As of December 31, 2022, we had total short-term and long-term debt outstanding of $2.2 billion (2021: $1.9 billion).

The following table presents an overall summary of our borrowings as of December 31, 2022:

December 31, 2022
(in millions of $)	Outstanding balance on loan
Unsecured borrowings:
NOK700 million senior unsecured floating rate bonds due 2023	71.2
4.875% senior unsecured convertible bonds due 2023	137.9
NOK700 million senior unsecured floating rate bonds due 2024	70.7
NOK600 million senior unsecured floating rate bonds due 2025	60.0
7.25% senior unsecured sustainability-linked bonds due 2026	150.0
Total bonds	489.8
U.S. dollar denominated floating rate debt due through 2029	1,329.2
Lease debt financing	394.6
Total borrowings	2,213.6
Finance lease liabilities	473.0
Finance lease liabilities in associated companies (1)	209.9
Total borrowings and lease liabilities	2,896.5
(1)This represents 49.9% of the finance lease liabilities within River Box.

In May 2013, SFL Hercules entered into a $375.0 million six-year term loan and revolving credit facility with a syndicate of banks to partly finance the acquisition of the harsh environment semi-submersible drilling rig Hercules, previously owned by the wholly owned subsidiary SFL Deepwater. The facility was drawn in June 2013. In connection with the 2017 Restructuring Plan of Seadrill, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. In August 2021, we entered into an amendment to the existing charter agreement (the “amendment agreement”) with subsidiaries of Seadrill for Hercules, which was approved by the applicable bankruptcy court in September 2021. Each of our financing banks consented to the amendment agreement, and our limited corporate guarantee of the outstanding debt of the rig owning subsidiary remains unchanged at $83.1 million as of December 31, 2022. Additionally, we agreed to a cash contribution of $5.0 million to the SFL Hercules's pledged earnings account at the time of redelivery following the termination of the Seadrill charter, in addition to a $3.0 million payable by Seadrill. These contributions were made in December 2022 following the redelivery of the rig by Seadrill. As of December 31, 2022, the balance outstanding under this facility was $153.5 million. In January 2023, the rig Hercules was transferred by SFL Hercules to the wholly owned subsidiary Hercules Rig Ltd. The loan agreement was amended to include Hercules Rig Ltd as jointly and severally liable with SFL Hercules under the terms of the agreement.

In October 2013, SFL Linus entered into a $475.0 million five-year term loan and revolving credit facility with a syndicate of banks to partly finance the acquisition of the jack-up rig Linus. The facility was drawn in February 2014. During the year ended December 31, 2017, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. In addition, we had given the banks a first priority pledge over all shares of SFL Linus and assigned all claims under a secured loan made by us to SFL Linus in favor of the banks. This loan is secured by a second priority mortgage over the rig which has been assigned to the banks. In November 2022, the second priority mortgage over the rig was released and the rig Linus was transferred to the wholly owned subsidiary Linus Rig Ltd. The loan agreement was amended to include Linus Rig Ltd as jointly and severally liable with SFL Linus under the terms of the agreement. As of December 31, 2022, the balance outstanding under this facility was $183.8 million. We have fully guaranteed the facility as of December 31, 2022.

In June 2014, seven subsidiaries entered into a $45.0 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of seven 4,100 TEU container vessels. As of December 31, 2022, the amount outstanding under this facility was $37.5 million, and the available amount under the revolving part of the facility was $0.0 million. The facility bears interest at LIBOR plus a margin and had an original term of five years. In June 2019 and further more in June 2021, the terms of the loan were amended and restated, and the facility now matures in June 2025. The facility is secured against the subsidiaries' assets and a guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels, or six months prior to expiry of the charters, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In September 2014, two subsidiaries entered into a $20.0 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two 5,800 TEU container vessels. As of December 31, 2022, the amount outstanding under this facility was $13.8 million. The facility bears interest at LIBOR plus a margin and has a term of five years. In September 2019, the terms of the loan were amended and restated, and the facility now matures in 2024. The facility is secured against the subsidiaries' assets and a guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In December 2014, two subsidiaries entered into a $39.0 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two Kamsarmax dry bulk carriers. The facility matured in August 2022 and was fully repaid. The facility bore interest at LIBOR plus a margin and had a term of approximately eight years. The facility was secured against the subsidiaries' assets and a limited guarantee from us. The facility contained a minimum value covenant, which was only applicable if there was a default under any of the charters attached to the vessels, or 12 months prior to expiry of the charters, whichever fell earlier. The facility also contained covenants that required us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In July 2015, eight subsidiaries entered into a $166.4 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of eight Capesize dry bulk carriers. The facility matured in July 2022 and was fully repaid. The facility bore interest at LIBOR plus a margin and had a term of approximately seven years. The facility was secured against the subsidiaries' assets and a limited guarantee from us. The facility contained minimum value covenants and also covenants that required us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In August 2017, two of our wholly-owned subsidiaries entered into a $76.0 million secured term loan facility with a bank, secured against two product tanker vessels. The two vessels were delivered in August 2017. We have provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. As of December 31, 2022, the net amount outstanding was $48.7 million. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or 12 months prior to the maturity date of the facility, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

On April 23, 2018, we issued a senior unsecured convertible bond totaling $150.0 million. Additional bonds were issued on May 4, 2018 at a principal amount of $14.0 million. During 2018, 2019, 2020 and 2021, we made net purchases of bonds with principal amounts totaling $12.3 million, $3.4 million, $8.4 million and $2.0 million respectively. In the year ended December 31, 2022, no bonds were repurchased. As of December 31, 2022, the amount outstanding under this facility was $137.9 million. Interest on the bonds is fixed at 4.875% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1 and November 1. The bonds are convertible into our common shares and mature on May 1, 2023. The initial conversion rate at the time of issuance was 52.8157 common shares per $1,000 bond, equivalent to a conversion price of approximately $18.93 per share. Since the issuance, dividend distributions have increased the conversion rate to 85.0332, equivalent to a conversion price of approximately $11.76 per share. In conjunction with the bond issue, we agreed to loan up to 7,000,000 of its common shares to affiliates of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. As of December 31, 2022, a total of 3,765,842 shares were issued from up to 7,000,000 shares issuable under a share lending arrangement. On January 1, 2022, we implemented the guidance contained in ASU 2020-06 which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. ASU 2020-06, was adopted using the modified retrospective method (see Note 2: Accounting Policies). Following the adoption, the 4.875% senior unsecured convertible notes due 2023 are reflected entirely as a liability as the embedded conversion feature is no longer presented within stockholders' equity. The cumulative effect of adopting this guidance was an incremental adjustment of $4.3 million to opening retained earnings, and a $5.9 million reduction to additional paid-in capital as of January 1, 2022. This net adjustment to equity of $1.6 million resulted in a corresponding decrease in deferred debt issuance costs. The balance remaining in equity as of December 31, 2022 was $0.8 million which relates to the share-lending arrangement.

On September 13, 2018, we issued a senior unsecured bond totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on September 13, 2023. In July 2019, we conducted a tap issue of NOK100 million under these existing senior unsecured bonds due. The bonds were issued at 101.625% of par, and the new outstanding amount after the tap issue is NOK700 million. The net amount outstanding as of December 31, 2022, was NOK700 million, equivalent to $71.2 million.

In December 2018, two of our wholly-owned subsidiaries entered into a $17.5 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund two Supramax dry bulk carriers. As of December 31, 2022, the amount outstanding under this facility was $9.4 million. The facility bears interest at LIBOR plus a margin and has a term of approximately five years from delivery of the vessels. The facility is secured by the subsidiaries' assets and a limited guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2019, three of our wholly-owned subsidiaries entered into a $24.9 million senior secured term loan facility with a bank. The proceeds of the facility were used to partly fund three Supramax dry bulk carriers. As of December 31, 2022, the amount outstanding under this facility was $15.1 million. The facility bears interest at LIBOR plus a margin and has a term of approximately five years from delivery of the vessels. The facility is secured by the subsidiaries' assets and a limited guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2019, three of our wholly-owned subsidiaries entered into a $50.0 million senior secured term loan facility with a bank, secured against three tankers chartered to Frontline Shipping. In 2020, $14.9 million of this facility was repaid following the sale of the Front Hakata and the facility then related to the remaining two tankers. The facility matured in February 2022 and was repaid in full. The facility bore interest at LIBOR plus a margin and had a term of three years. The facility was secured by the subsidiaries' assets and a limited guarantee from us. The facility contained a minimum value covenant, which was only applicable if there was an early termination of any of the charters attached to the vessels. The facility also contained covenants that required us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2019, two of our wholly-owned subsidiaries entered into a $29.5 million term loan facility with a bank. The proceeds of the facility were used to partly fund two car carriers. In April 2022, the facility was repaid early in full. The facility bore interest at LIBOR plus a margin and had a term of five years. The facility was secured by the subsidiaries' assets and a limited guarantee from us. The facility contained a minimum value covenant, which was only applicable if there was an early termination of any of the charters attached to the vessels. The facility also contained covenants that required us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In June 2019, we issued a senior unsecured bond loan totaling NOK700 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and have a term of approximately five years. During 2020, we purchased bonds with principal amounts totaling NOK5 million equivalent to $0.5 million. No bonds were purchased in 2021 and 2022. The net amount outstanding as of December 31, 2022 was NOK695 million, equivalent to $70.7 million. The bond agreement contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In June 2019, five of our subsidiaries entered into a $33.1 million term loan facility with a syndicate of banks. Although the facility is unsecured, we are acting as guarantor. In March 2020, $4.25 million of this facility was repaid following the sale of these five offshore support vessels in February, March and May 2020. As of December 31, 2022, the amount outstanding under this facility was $21.9 million. The facility bears interest at LIBOR plus a margin and has a term of approximately four years.

In January 2020, we issued a senior unsecured bond loan totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and have a term of approximately five years. During 2020, we purchased bonds with principal amounts totaling NOK60 million equivalent to $6.0 million. No bonds were purchased in 2021 and 2022. In December 2022, the Company resold NOK50 million equivalent to $5.0 million of the bonds which had been repurchased in 2020. The net amount outstanding as of December 31, 2022 was NOK590 million, equivalent to $60.0 million. The bond agreement contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2020, two of our subsidiaries entered into a $40.0 million senior secured term loan facility with a bank. The facility was secured against two Suezmax tankers. We had provided a corporate guarantee for this facility, which bore interest at LIBOR plus a margin and had a term of approximately two years. In March 2022, the terms of the loan were amended to bear interest at SOFR plus a margin and the loan was extended by a year. The facility was fully repaid in March 2023. The net amount outstanding as of December 31, 2022, was $31.9 million. The facility contained a minimum value covenant and covenants that required us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In March 2020, four of our wholly-owned subsidiaries entered into a $175.0 million term loan facility with a syndicate of banks, secured against four 8,700 TEU container vessels. We have provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding as of December 31, 2022, was $127.7 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.
In May 2020, one of our wholly-owned subsidiaries entered into a $50.0 million senior secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of approximately five years. The facility is secured against a 308,000 dwt VLCC. The net amount outstanding as of December 31, 2022, was $43.1 million. The facility contains a minimum value covenant and covenants that require us to maintain certain book equity ratios.

In November 2020, one of our wholly-owned subsidiaries entered into a $50.0 million senior secured term loan facility with a bank, secured against a container vessel. We have provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately four years. The net amount outstanding as of December 31, 2022, was $40.0 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2021, one of our wholly-owned subsidiaries entered into a $51.0 million term loan facility with a bank, secured against a container vessel. We have provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and with a term of approximately four years. The net amount outstanding as of December 31, 2022, was $43.3 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and debt ratios.

In April 2021, one of our wholly-owned subsidiaries entered into a $51.0 million term loan facility with a bank, secured against a container vessel. We have provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and with a term of approximately four years. The net amount outstanding as of December 31, 2022, was $44.4 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and debt ratios.

In May 2021, we issued a senior unsecured sustainability-linked bond totaling $150.0 million in the Nordic credit market. The bonds bear quarterly interest at a fixed rate of 7.25% per annum and are redeemable in full on May 12, 2026. The net amount outstanding as of December 31, 2022 was $150.0 million. By the maturity date of the bond, we aim to have committed an amount at least equal to the size of the issue on upgrades of existing vessels and/or vessel acquisitions.

In September 2021, two of our wholly-owned subsidiaries entered into a $134.0 million term loan facility with a bank, secured against two container vessels. We have provided a limited corporate guarantee for this facility, which bore interest at LIBOR plus a margin and with a term of approximately three years. In September 2022, the facility was repaid early in full. The facility contained a minimum value covenant and covenants that required us to maintain certain minimum levels of free cash, working capital and debt ratios.

In September 2021, two of our wholly owned subsidiaries owning the two newly acquired 6,800 TEU container vessels entered into sale and leaseback transactions for these vessels, through a Japanese operating lease with call option financing structure. The sales price for each vessel was $65.0 million, totaling $130.0 million. The vessels were leased back for a term of six years, with options to purchase each vessel at the end of the fifth and sixth year. These two transactions did not qualify as sales under the US GAAP sale and leaseback guidance and have thus been recorded as financing arrangements. The net combined amount outstanding as of December 31, 2022 was $113.2 million.

In December 2021, one of our wholly-owned subsidiaries entered into a $35.0 million senior secured term loan facility with a bank, secured against a container vessel. We have provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately seven years. The net amount outstanding as of December 31, 2022, was $32.9 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and debt ratios.

In December 2021, three of our wholly-owned subsidiaries entered into a $107.3 million senior secured term loan facility with a bank, secured against three Suezmax tankers. One of the vessels was delivered in 2021, and $35.8 million of the facility was drawn down. Two vessels were delivered in 2022 and the remaining $71.5 million of the facility was drawn down. We have provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding as of December 31, 2022, was $102.0 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and debt ratios.

In December 2021, one of our wholly-owned subsidiaries entered into a general share lending agreement and 8,000,000 shares were transferred into the custody of the counterparty. This facility provides a $30.0 million loan in connection with the 8,000,000 lent shares. The facility is repayable on demand, by either party to the agreement. We drew down $30.0 million in August 2022, and subsequently repaid the facility in full in October 2022. The facility bore interest at the US Federal Funds Rate with a zero floor plus a margin. The net amount outstanding as of December 31, 2022, was $0.0 million.

In February 2022, two of our wholly-owned subsidiaries entered into a $35.1 million term and revolving loan facility with a bank, secured against two VLCCs. We had provided a limited corporate guarantee for this facility, which bore interest at SOFR plus a margin and had a term of approximately three years. The facility contained a minimum value covenant and covenants that required us to maintain certain minimum levels of free cash, working capital and debt ratios. In April 2022, the two VLCCs were sold and delivered to unrelated third parties, and the facility was fully repaid. The net amount outstanding as of December 31, 2022, was $0.0 million.

In March 2022, four of our wholly-owned subsidiaries entered into a $100.0 million term loan facility with a bank, secured against four product tankers. We have provided a limited corporate guarantee for this facility, which bears interest at SOFR plus a margin and with a term of approximately five years. The net amount outstanding as of December 31, 2022, was $92.4 million. The facility contains a minimum value covenant and covenants that required us to maintain certain minimum levels of free cash, working capital and debt ratios.

In April 2022, two of our wholly owned subsidiaries owning two 6,500 CEU car carriers, Composer and Conductor, entered into sale and leaseback transactions for these vessels, through a Japanese operating lease with call option financing structure. The sales prices for the vessels were $23.5 million and $25.3 million, respectively. The vessels were leased back for a term of approximately three years, with options to purchase each vessel at the end of the third year. These two transactions did not qualify as sales under the US GAAP sale and leaseback guidance and have thus been recorded as financing arrangements. The net amounts outstanding as of December 31, 2022 were $20.7 million and $22.4 million, respectively.

In September 2022, two of our wholly-owned subsidiaries entered into a $23.0 million term loan facility with a bank, secured against two dry bulk carriers. We have provided a limited corporate guarantee for this facility, which bears interest at SOFR plus a margin and with a term of approximately one year. The net amount outstanding as of December 31, 2022, was $21.8 million. The facility contains a minimum value covenant and covenants that required us to maintain certain minimum levels of free cash, working capital and debt ratios.

In September 2022, eight of our wholly-owned subsidiaries entered into a $115.0 million term loan facility with a bank, secured against eight dry bulk carriers. We have provided a limited corporate guarantee for this facility, which bears interest at SOFR plus a margin and with a term of approximately three years. The net amount outstanding as of December 31, 2022, was $110.0 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and debt ratios.

In September 2022, SFL and six of our wholly-owned subsidiaries entered into a $290.0 million term loan facility with a bank. The facility served as a temporary source of finance for vessel acquisitions, with a term of approximately six months. The facility was partly repaid in 2022 and the remaining amount was fully repaid in February 2023. The facility bore interest at SOFR plus a margin and had a net amount outstanding of $156.0 million as of December 31, 2022. It also contained a minimum value covenant and covenants that required us to maintain certain minimum levels of free cash, working capital and debt ratios.

In October and December 2022, two of our wholly owned subsidiaries owning two 14,000 TEU container vessels entered into sale and leaseback transactions for these vessels, through a Japanese operating lease with call option financing structure. The sales price for each vessel was $120.0 million, totaling $240.0 million. The vessels were leased back for a term of approximately seven years, with options to purchase each vessel at the end of the seventh year. These two transactions did not qualify as sales under the US GAAP sale and leaseback guidance and have thus been recorded as financing arrangements. The net combined amount outstanding as of December 31, 2022 was $238.3 million.

As of December 31, 2022, the three-month U.S. dollar LIBOR was 4.77%, the three-month Norwegian kroner NIBOR was 3.26% and the SOFR was 4.30%.

Loan Covenants

Certain of our financing agreements discussed above, have, among other things, the following financial covenants, as amended or waived, which are tested quarterly, the most stringent of which require us (on a consolidated basis) to maintain:
•a book equity ratio of minimum 0.20 to 1.0;
•a positive working capital; and
•minimum liquidity of at least $25.0 million, including undrawn credit lines with a remaining term of at least six months.

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

Minimum Value Covenants

Most of our loan facilities are secured with mortgages on vessels. As of December 31, 2022, we had borrowings totaling $0.5 billion with minimum value covenants which are tested on a regular basis. These borrowings were secured against 29 vessels which had combined charter-free market values totaling approximately $1.3 billion. A reduction of 10% in charter-free market values in 2022 would not result in any material prepayments or reduction in availability on revolving credit facilities, after scheduled loan repayments and prepayments in the year.

In addition, as of December 31, 2022, we had borrowings totaling $0.3 billion with conditional minimum value covenants which are only tested if the charter which the vessel is employed is terminated or about to expire. These borrowings were secured against 15 vessels which had combined charter-free market values totaling approximately $0.6 billion.

As of December 31, 2022, we were in compliance with all of the financial covenants contained in our financing agreements.

Secured Borrowings

We previously had a forward contract to repurchase 3.4 million shares of Frontline which expired in June 2020 for $36.8 million. The transaction was accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability of $36.8 million recorded within debt as of December 31, 2019. During the year ended December 31, 2020 we repurchased 2.0 million shares subject to the forward contact and repaid $21.1 million of the secured borrowing.

We renewed the forward contract continuously from 2019 until September 2022. During the year ended December 31, 2022, we had a forward contract to repurchase 1.4 million shares (2021: 1.4 million shares) of Frontline, at a repurchase price of $16.7 million (2021: $16.4 million) including accrued interest which expired in September 2022 (2021: expired in January 2022). The transaction was accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability recorded within debt. In September 2022, we settled the forward contract in full and recorded the sale of the 1.4 million shares and extinguishment of the corresponding debt of $15.6 million. A net gain of $4.6 million was recognized in the Statement of Operations in respect of the settlement.

We were required to post collateral of 20% of the total repurchase price plus any negative mark to market movement from the repurchase price for the duration of the agreement. As of December 31, 2022, $0.0 million was held as collateral and recorded as restricted cash (December 31, 2021: $8.3 million).

Debt and Lease Liabilities in Associated Companies

River Box was a previously wholly owned subsidiary of ours. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships, MSC Anna, MSC Viviana, MSC Erica and MSC Reef which were chartered-in on a bareboat basis, each for a period of 15 years from delivery by the shipyard. The four vessels are also chartered-out for the same 15-year period on a bareboat basis to MSC, an unrelated party. On December 31, 2020, we sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. Following the sale of River Box, the investments in the four container vessels accounted for as direct financing leases of $540.9 million and its related finance lease liabilities of $464.7 million have been derecognized from our consolidated financial statements.

There were no outstanding bank loans in associated companies as of December 31, 2022 and December 31, 2021.

Finance Lease Liabilities

In 2018, we acquired four 14,000 TEU container vessels and three 10,600 TEU container vessels, which were subsequently refinanced with an Asian based financial institution by entering into separate sale and leaseback financing arrangements. The vessels are leased back for terms ranging from six to 11 years, with options to purchase the vessel after six years. Due to the terms of the sale and leaseback arrangements, each option is expected to be exercised on the sixth anniversary. These sale and leaseback transactions were accounted for as vessels under finance leases. As of December 31, 2022, the outstanding finance lease liability balance for these leases was $473.0 million.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates. As of December 31, 2022, we and our consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $0.5 billion whereby variable LIBOR interest rates excluding additional margins are swapped for fixed interest rates between 0.46% per annum and 2.15% per annum. We entered into interest rate/currency swap contracts, related to our bonds denominated in Norwegian kroner, with notional principal amounts of NOK128 million ($14.7 million), NOK100 million ($11.3 million) and NOK420 million ($48.3 million) whereby variable NIBOR interest rates including additional margin are swapped for average fixed interest rates of 6.74% per annum, 6.38% per annum and 6.87% per annum respectively, and both the payment of interest and eventual settlement of the bonds will have an effective exchange rate of NOK8.71 = $1, NOK8.89 = $1 and NOK8.69 = $1, respectively. We also entered into currency swap contracts, related to our NOK700 million bond (due 2023), our NOK700 million bond (due 2024) and our NOK600 million bond (due 2025) denominated in Norwegian kroner, with notional principal amounts of NOK472 million ($62.1 million), NOK280 million ($32.2 million) and NOK600 million ($67.5 million) where the eventual settlement of the bonds will have an effective exchange rate of NOK7.60 = $1, NOK8.70 = $1 and NOK8.88 = $1 respectively. The overall effect of our swaps is to fix the interest rate on approximately $0.6 billion of our floating rate debt, as of December 31, 2022, at a weighted average interest rate of 5.30% per annum including margin.

The effect of the above swap contracts is to substantially reduce our exposure to interest rate and exchange rate fluctuations, further analysis of which is presented in Item 11 "Quantitative and Qualitative Disclosures about Market Risk".

At the date of this report, we were not party to any other interest rate or currency derivative contracts.

Equity

On January 1, 2022, we implemented the guidance contained in ASU 2020-06 which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. ASU 2020-06, was adopted using the modified retrospective method (see Note 2: Accounting Policies). Following the adoption, the 4.875% senior unsecured convertible notes due 2023 are reflected entirely as a liability as the embedded conversion feature is no longer presented within stockholders' equity. The cumulative effect of adopting this guidance was an incremental adjustment of $4.3 million to opening retained earnings, and a $5.9 million reduction to additional paid-in capital as of January 1, 2022. This net adjustment to equity of $1.6 million resulted in a corresponding decrease in deferred debt issuance costs.

In April 2018, we issued a total of 3,765,842 new common shares, par value $0.01 per share, from up to 7,000,000 issuable under a share lending arrangement in relation with our issuance of 4.875% senior unsecured convertible bonds in April and May 2018. The shares issued have been loaned to affiliates of the underwriters of the bond issue in order to assist investors in the bonds to hedge their position. The bonds are convertible into common shares and mature on May 1, 2023. As required by ASC 470-20 "Debt with Conversion and Other Options", we calculated the equity component of the convertible bond, which was valued at $7.9 million at issue date and recorded as "Additional paid-in capital". During the year ended December 31, 2022, we did not purchase any bonds. During the year ended December 31, 2021, we purchased bonds with principal amounts totaling $2.0 million. The equity component of these extinguished bonds was valued at $0.1 million and has been deducted from "Additional paid-in capital".

On April 12, 2022, the Board of Directors authorized a renewal of our dividend reinvestment plan, or DRIP, to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned, or other cash amounts, in SFL’s common shares on a regular or one time basis, or otherwise. On April 15, 2022, SFL filed a registration statement on Form F-3ASR (Registration No. 333-237971) to register the sale of up to 10,000,000 common shares pursuant to the DRIP. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, we may grant additional share sales to investors, from time to time, up to the amount registered under the plan.

In May 2020, we entered into an equity distribution agreement with BTIG under which the Company may, from time to time, offer and sell new ordinary shares having aggregate sales proceeds of up to $100.0 million through an ATM. In April 2022, we entered into an Amended and Restated ATM with BTIG. Under this agreement, the prior ATM established in May 2020 was terminated and replaced with a renewed ATM program, under which the Company may continue to offer and sell new common shares having aggregate sales proceeds of up to $100.0 million, from time to time through BTIG.

At our Annual General Meeting held in August 2020, a resolution was passed to approve an increase of our authorized share capital from $2,000,000 equivalent to 200,000,000 common shares of $0.01 par value each to $3,000,000 equivalent to 300,000,000 common shares of $0.01 par value each by the authorization of an additional 100,000,000 common shares of $0.01 par value each.

No new common shares were issued and sold under the DRIP and ATM arrangements during the year ended December 31, 2022. During the year ended December 31, 2021, we issued and sold 10.7 million shares under these arrangements and total proceeds of $89.4 million net of costs were received, resulting in a premium on issue of $89.3 million.

In November 2016, the Board of Directors renewed our Share Option Scheme, originally approved in November 2006. The Option Scheme permits the Board of Directors, at its discretion, to grant options to our employees, officers and directors or our subsidiaries. The fair value cost of options granted is recognized in the statement of operations, with a corresponding amount credited to additional paid in capital. The additional paid-in capital arising from share options granted was $1.4 million in 2022 (2021: $1.0 million).

In February 2022, we awarded a total of 435,000 options to employees, officers and Directors, pursuant to our Share Option Scheme. The options have a five-year term and a three-year vesting period and the first options will be exercisable from February 2023 onwards. The initial strike price was $8.73 per share.

In February 2023, we awarded a total of 440,000 options to employees, officers and Directors, pursuant to our Share Option Scheme. The options have a five-year term and a three-year vesting period and the first options will be exercisable from February 2024 onwards. The initial strike price was $10.34 per share.

During the year ended December 31, 2022, we issued a total of 10,786 new common shares, par value $0.01 per share, following the exercise of 85,500 share options. The weighted average exercise price of the options exercised in 2022 was $8.87 per share and the total intrinsic value of the options exercised was $0.1 million.

In 2021, we made a cash payment of $0.1 million in lieu of issuing shares after the exercise of 129,000 share options and in 2020, we issued a total of 6,869 new common shares, par value $0.01 per share, to satisfy 17,500 options exercised.

During 2022, we paid four dividends totaling $0.88 per common share (2021: four dividends totaling $0.63 per common share), or a total of $111.6 million (2021: $77.6 million), from which $37.3 million were paid from contributed surplus (2021: $77.6 million).

On February 15, 2023, the Board of Directors declared a dividend of $0.24 per share which will be paid in cash on or around March 30, 2023 to shareholders of record as of March 15, 2023.

Following the above transactions, as of December 31, 2022, our issued and fully paid share capital balance was $1.4 million, our additional paid-in capital was $616.6 million and our contributed surplus balance was $424.6 million.

Contractual Commitments

As of December 31, 2022, we had the following contractual obligations and commitments:

	Payment due by period
	Less than 1 year	1–3 years	3–5 years	After 5 years	Total
	(in millions of $)
NOK700 million senior unsecured bonds due 2023	71.2	—	—	—	71.2
4.875% senior unsecured convertible bonds due 2023	137.9	—	—	—	137.9
NOK700 million senior unsecured bonds 2024	—	70.7	—	—	70.7
NOK700 million senior unsecured bonds 2025	—	60.0	—	—	60.0
7.25% senior unsecured sustainability-linked bonds due 2026	—	—	150.0	—	150.0
Floating rate long-term debt	666.8	490.5	149.3	22.6	1,329.2
Lease debt financing (2)	45.4	111.5	121.1	116.6	394.6
Total debt repayments	921.3	732.7	420.4	139.2	2,213.6
Total interest payments (1)	80.4	82.0	17.9	0.6	180.9
Interest on lease debt financing (2)	9.2	13.6	6.1	8.5	37.4
Finance lease obligations	53.7	419.3	—	—	473.0
Finance lease obligations in associated companies (3)	12.5	13.4	29.5	154.5	209.9
Interest on finance lease liabilities	21.1	14.5	—	—	35.6
Interest on finance lease liabilities in associated companies (3)	13.4	12.6	22.4	39.4	87.8
Scrubbers and BWTS installation commitments (4)	7.0	29.9	—	—	36.9
Commitments under shipbuilding contracts (5)	132.2	77.5	—	—	209.7
Total contractual cash obligations	1,250.8	1,395.5	496.3	342.2	3,484.8

(1)Interest payments are based on the existing borrowings of the consolidated subsidiaries. It is assumed that no further refinancing of existing loans takes place and that there is no repayment on revolving credit facilities. Interest rate swaps have not been included in the calculation. The interest has been calculated using the five-year U.S. dollar swap of 3.88%, the five-year NOK swap of 3.46% and the exchange rate of NOK10.55 = $1 as of March 14, 2023, plus agreed margins. Interest on fixed rate loans is calculated using the contracted interest rates.
(2)Interest on lease debt financing relate to interest paid on the sale and leaseback transactions through a Japanese operating lease with call option financing structures for the financing of two 6,800 TEU container vessels, two 14,000 TEU container vessels and two car carriers. The transactions did not qualify as a sale and have been recorded as financing arrangements.
(3)This represents 49.9% of the finance lease liabilities and interest on finance lease liabilities within River Box in relation to four container vessels on charter to MSC.
(4)As of December 31, 2022, we had committed $35.3 million towards the procurement of scrubbers on six vessels owned or leased-in by us, with installations expected to take place up to the end of 2024 (2021: no capital commitments). As of December 31, 2022, we also had commitments to pay approximately $1.6 million towards the installation of BWTS on two vessels from our fleet (2021: $2.7 million on five vessels), with installations expected to take place up to the end of 2023.
(5)As of December 31, 2022, we also had commitments under shipbuilding contracts to construct four newbuilding dual-fuel 7,000 CEU car carriers designed to use liquefied natural gas ("LNG"), totaling to $209.7 million (2021: $254.2 million). Delivery of the vessels is expected to take place in 2023 and 2024.

There were no other material contractual commitments as of December 31, 2022.

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

D. TREND INFORMATION

Vessel prices have fluctuated significantly over the past decade. In 2022 a significant number of newbuilding orders were placed, however there was a slight easing in orders compared to 2021. In 2022, a total of 1,461 ships of 88.1 million dwt were reported contracted, an approximate 36.5% year on year decrease in terms of dwt. The slight reduction in newbuilding orders, follows an active 2021, elevated newbuild prices, fewer available yard berths and continued uncertainty around fueling technology.

The tanker market saw firmer levels during 2022. This follows 2021 which had some of the most challenging market conditions seen over the last 30 years. Global seaborne crude trade is estimated to have increased by 5.1% year on year to 39.3 million barrels per day or bpd in 2022, above the 2021 level. The elevated crude tanker market is supported by rising US, Norwegian and Brazilian exports along with firm demand from Asia. The increase in ton-mile follows the shift in Russian oil trade. During December 2022, average earnings for the VLCC, Suezmax and Aframax sectors were approximately $51,800 ($64,100 for scrubber fitted), $83,900 ($90,600 for scrubber fitted) and $100,300 per day ($106,700 for scrubber fitted), respectively. In 2022, crude tanker demand increased by approximately 5.5% and the crude fleet grew by approximately 5.1%. Product tanker demand increased by approximately 3.4% while the product tanker fleet grew by 2.5%.

Overall, all tanker sectors experienced significant volatility in 2022. Global oil supply is estimated to have grown by 4.4%, while global oil demand is estimated to have risen by 2.3% in 2022. As of now, the fleet of trading crude tankers is expected to grow by 1.9% during 2023, while crude tanker demand is expected to grow by 6.5% in the same period. Product tanker demand is expected to grow by 9.3% with the product tanker fleet only expected to increase by 0.4% during 2023, providing support for the tanker sector. A series of potential impacts and factors may impact the demand growth. Since the beginning of the first quarter of 2020, the COVID-19 outbreak has had significant negative impacts on oil markets, with lower oil prices as a result of the continued low global oil demand. The outlook remains positive with tanker demand projected to increase following continued Asian demand increase whilst fleet growth is projected to be less than 2.0% during 2023. Furthermore, according to industry sources, new emission regulations are expected to reduce available tanker supply by around 1.5% – 2.0% during the next two years.

During 2022, the dry bulk fleet is estimated to have increased by 2.8% in total dwt. This compares to a demand reduction on prior year of 1.9% in terms of tonne miles, following a year with softening rates. Looking ahead, industry sources are estimating that dry bulk global trade will expand by 2.0% during 2023, in terms of tonne-miles. This amounts to an approximate total of 5.3 billion tonnes for the full year. Industry sources indicate that the 1.9% decrease in seaborne dry bulk trade (in tonne miles) during 2022 came as a result of weaker global economic conditions and reduction in port congestion globally. The dry bulk newbuilding orderbook stands at 7.4% of the total fleet in terms of capacity. According to industry sources, the market is expected to improve during 2023 following increased import activity from Chinese COVID-19 reopening in addition to new environmental regulations supporting the dry bulk supply, however with continued uncertainty.

Our dry bulk vessels on charter to Golden Ocean are subject to long term charters that provide for both a fixed base charter hire and profit sharing payments that apply once Golden Ocean earns average daily rates from our vessels in the market that exceed the fixed base charter rates, calculated and payable on a quarterly basis. If rates for vessels chartered in the spot market increase, our profit sharing revenues, if any, will likewise increase for those vessels operated by Golden Ocean in the spot market. We also have five 57,000 dwt and two 82,000 dwt dry bulk vessels currently employed in the spot market, which will benefit directly from any strengthening in spot charter rates.

The containership charter market corrected sharply during the second half of 2022 following significant pressure on global box trade following shift in consumer spending, macroeconomic headwinds and impacts from inflation in addition to easing of logistical disruptions and port congestions. After severe negative impacts resulting from the outbreak of the COVID-19 pandemic during 2020, volumes recovered quickly in connection with significant logistical disruptions during the second half of 2020, a trend that has continued throughout 2021 and early 2022. The extraordinary market recovery resulted in box ship charter rates reaching unprecedented levels and periods never seen before. At the end of 2021 the Shanghai Containerized Freight Index ("SCFI") surpassed 5,000 points, up from approximately 2,800 points at the start of 2021. At the end of January 2023, the SCFI index stood at 1,030 down 80% from the peak of 5,110 in January 2022, back in line with 2020 levels. The global seaborne container trade is estimated to have declined by 3.8% during 2022 to 200 million TEU, down from an increase of 6.6% in 2021. Fleet capacity remained strong in 2022, standing at 4.0% compared to the 4.5% growth seen in 2021. Demolition activity in the container segment was very limited due to strong freight and charter markets during the year with only 8 vessels of approximately 11,500 TEU combined being sold for recycling in 2022, compared with 16 vessels of approximately 12,000 TEU during 2021 and 80 vessels of approximately 180,000 TEU in 2020. Trade growth in 2023 is projected to decrease by an estimated 2.2%. In 2022, trade between the Far East and Europe decreased by an estimated 10.3% compared to 2021 (TEU). On the peak leg, transpacific trade is expected to have decreased by 7.4% in 2022 compared to 2021. The market softening is expected to continue during 2023 with the support of accelerated supply growth.

The offshore drilling market has experienced significant volatility over the past decade and the oil price (Brent crude spot) has fluctuated between $20 in 2020 and above $100 dollars per barrel in 2022. The market for offshore drilling rigs has been challenging for several years as a result of lower oil prices since 2014 as many offshore exploration activities became inviable at low prices of below $50. As a result, some owners and operators of drilling units have experienced financial difficulties for several years, including breaching bank covenants and ended up in financial restructurings.

Recently, increased global demand for oil and gas combined with diminishing global supply as result of natural production depletion of existing oil and gas fields combined with underinvestment in new oil and gas production, has resulted in higher oil prices. A general increase in capital expenditures by oil and gas companies has recently resulted in more exploration and development activity increasing demand for offshore oil and gas drilling rigs. In addition, lower supply of offshore drilling rigs as older rigs have been retired and demolished, has improved the market outlook for these units. As a result, the utilization of offshore drilling rigs has improved since 2020 from 78% to 90% early 2023.

According to industry sources, global liquids fuel consumption is forecasted to increase from an average of 99.4 million barrels per day in 2022 to 102.3 million barrels per day in 2024, driven primarily by growth in China and other non-OECD countries. However, significant uncertainty around the demand forecast remains based on possible outcomes for the evolving global economic conditions and China’s pivot away from a zero-COVID strategy.

Interest rates have increased in recent months in comparison to the historically low levels observed from 2009 to early 2022. We have effectively hedged a substantial portion of our interest exposure on our floating rate debt through swap agreements with banks. Several of our charter contracts also include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding loan relating to the asset, effectively transferring the interest rate exposure to our counterparty under the charter contract.

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

Name	Age	Position
James O'Shaughnessy	59	Director of the Company and Chairperson of the Audit Committee
Kathrine Astrup Fredriksen	39	Director of the Company
Gary Vogel	57	Director of the Company
Keesjan Cordia	48	Director of the Company
Will Homan-Russell	44	Director of the Company
Ole B. Hjertaker	56	Director and Chief Executive Officer of SFL Management AS (Principal Executive Officer)
Aksel C. Olesen	46	Chief Financial Officer of SFL Management AS (Principal Financial Officer)

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

Gary Vogel has served as a Director of the Company since December 2016. Mr. Vogel is the Chief Executive Officer and a director of Eagle Bulk Shipping Inc. (NASDAQ: EGLE), a U.S. listed owner and operator of dry bulk vessels. He has worked extensively both in the dry bulk market and capital markets, and was previously the Chief Executive Officer of Clipper Group in Denmark.

Keesjan Cordia has been a Director of the Company since September 2018. Mr. Cordia is a private investor with a background in Economics and Business Administration. Mr. Cordia holds several board and advisory board positions in the oil and gas industry, among which he is a board member of Workships group B.V (2006), Combifloat B.V (2013) and Kerrco Inc (2017). He has been Chairman of the board of Oceanteam ASA since April 2018. From 2006-2014 he was CEO at Seafox (Offshore Services). Mr. Cordia is founder and Managing Partner of Invaco Management B.V., an investment firm based in Amsterdam. He is also a member of the investor committee of Connected Capital, a private equity firm. Mr. Cordia also serves as a director of Northern Drilling Ltd.

Will Homan-Russell has been a Director of the Company since July 2022. Mr. Homan-Russell is an experienced professional investor in the maritime sector, currently serving as Chief Investment Officer of UK based WMC Capital Ltd., where he cofounded Albemarle Shipping Fund. From 2003 to 2018 he worked for Tufton Oceanic Limited, a fund management company specializing on investments in the maritime and energy sectors. Mr. Homan-Russell holds an MA in Mathematics from Oxford University and an MSc. in Finance from London Business School.

Ole B. Hjertaker has been a Director of the Company since October 2019. Mr. Hjertaker has served as Chief Executive Officer of SFL Management AS since July 2009, prior to which he served as Chief Financial Officer from September 2006. Prior to joining SFL, Mr. Hjertaker was employed in the Corporate Finance division of DNB Markets, a leading shipping and offshore bank. Mr. Hjertaker has extensive corporate and investment banking experience, mainly within the maritime/transportation industries, and holds a Master of Science degree from the Norwegian School of Economics and Business Administration. Mr. Hjertaker also serves as a chairman of NorAm Drilling and director of Frontline.

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

B. COMPENSATION

During the year ended December 31, 2022, we paid to our directors and officers aggregate cash compensation of $1.8 million, including an aggregate amount of $0.04 million for pension and retirement benefits. We reimburse directors for reasonable out of pocket expenses incurred by them in connection with their service to us. In addition to cash compensation, during 2022 we also recognized a net expense of $1.0 million relating to directors' and officers' stock options.

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

We currently have a Compensation Committee, which is responsible for establishing and reviewing the executive officers' and managements’ compensation and benefits. Gary Vogel and James O'Shaughnessy are members of the Compensation Committee.

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

D. EMPLOYEES

We currently employ 19 persons on a full-time basis through our subsidiaries SFL Management AS, SFL UK Management Ltd, SFL Management (Singapore) Pte. Ltd. and LH Rig Management (Cyprus) Ltd, and during the year ended December 31, 2022, employed 19 persons on a full-time basis. We have contracted with independent ship managers to provide technical management services and with Frontline Management, Golden Ocean Management and other third parties for certain managerial responsibilities for our fleet. Frontline Management are also contracted to provide certain administrative services, including corporate services, and have contracted with Seatankers, Front Ocean Management AS and Front Ocean Management Ltd. (collectively “Front Ocean”) for certain advisory and support services.

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in our common shares as of March 16, 2023, are as follows:

Director or Officer	Beneficial interest in Common Shares of $0.01 each	Additional interest in options to acquire Common Shares which have vested	Percentage of Common Shares Outstanding
James O'Shaughnessy	—	68,333	*
Kathrine Astrup Fredriksen	**	18,333	*
Gary Vogel	—	68,333	*
Keesjan Cordia	—	68,333	*
Will Homan-Russell	—	—	*
Ole B. Hjertaker	96,885	358,333	*
Aksel C. Olesen	—	201,666	*

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

In February 2022, 435,000 options were awarded to employees, officers and directors, pursuant to our Share Option Scheme. The options have a five-year term and a three-year vesting period and the first options will be exercisable from February 2023 onwards. The initial strike price was $8.73 per share.

In February 2023, 440,000 options were awarded to employees, officers and directors, pursuant to our Share Option Scheme. The options have a five-year term and a three-year vesting period and the first options will be exercisable from February 2024 onwards. The initial strike price was $10.34 per share.

Details of options to acquire our common shares by our directors and officers as of March 16, 2023, were as follows:

	Number of options
Director or Officer	Total	Vested	Exercise price	Expiration Date
James O'Shaughnessy	25,000	25,000	$8.55	March 2024
James O'Shaughnessy	25,000	25,000	$10.70	February 2025
James O'Shaughnessy	25,000	8,333	$7.19	May 2026
James O'Shaughnessy	30,000	10,000	$7.61	February 2027
James O'Shaughnessy	25,000	—	$10.10	February 2028
Gary Vogel	25,000	25,000	$8.55	March 2024
Gary Vogel	25,000	25,000	$10.70	February 2025
Gary Vogel	25,000	8,333	$7.19	May 2026
Gary Vogel	30,000	10,000	$7.61	February 2027
Gary Vogel	25,000	—	$10.10	February 2028
Keesjan Cordia	25,000	25,000	$8.55	March 2024
Keesjan Cordia	25,000	25,000	$10.70	February 2025
Keesjan Cordia	25,000	8,333	$7.19	May 2026
Keesjan Cordia	30,000	10,000	$7.61	February 2027
Keesjan Cordia	25,000	—	$10.10	February 2028
Kathrine Astrup Fredriksen	25,000	8,333	$7.19	May 2026
Kathrine Astrup Fredriksen	30,000	10,000	$7.61	February 2027
Kathrine Astrup Fredriksen	25,000	—	$10.10	February 2028
Will Homan-Russell	25,000	—	$10.10	February 2028
Ole B. Hjertaker	30,000	30,000	$9.47	April 2023
Ole B. Hjertaker	150,000	150,000	$8.55	March 2024
Ole B. Hjertaker	85,000	85,000	$10.70	February 2025
Ole B. Hjertaker	180,000	60,000	$7.19	May 2026
Ole B. Hjertaker	100,000	33,333	$7.61	February 2027
Ole B. Hjertaker	100,000	—	$10.10	February 2028
Aksel C. Olesen	100,000	100,000	$7.35	January 2024
Aksel C. Olesen	50,000	50,000	$10.70	February 2025
Aksel C. Olesen	80,000	26,666	$7.19	May 2026
Aksel C. Olesen	75,000	25,000	$7.61	February 2027
Aksel C. Olesen	75,000	—	$10.10	February 2028

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table presents certain information as of March 14, 2023, regarding the ownership of our common shares with respect to each shareholder whom we know to beneficially own five percent or more of our outstanding common shares.

Owner	Number of Common Shares	Percent of Common Shares
Hemen Holding Limited (1)	25,728,687	18.6%
DNB Bank ASA (2)	8,000,000	5.8%

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

(2) In calculating the above percentages of common shares held by Hemen, the total number of issued and outstanding common shares of 138,562,173 was used as denominator which includes shares outstanding from share lending arrangements. Included are 8,000,000 shares initially issued and loaned as part of a share lending arrangement relating to the October 2016 issue of 5.75% convertible notes. After the maturity of these bonds in 2021, the loaned shares were transferred to another party under a general share lending agreement. We have also included 3,765,842 shares which were issued and loaned in December 2018 as part of a share lending arranging relating to the 4.875% convertible notes. These 3,765,842 shares which were issued and loaned, are owned by the Company and are to be returned on or before maturity of the bonds in 2023 pursuant to the terms of the applicable share lending arrangement.

A total of 138,562,173 common shares were outstanding as of March 14, 2023.

Our major shareholders have the same voting rights as our other shareholders.

As of March 14, 2023, we had 403 holders of record in the United States, including Cede & Co., which is the Depository Trust Company’s nominee for holding shares on behalf of brokerage firms, as a single holder of record.

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

B. RELATED PARTY TRANSACTIONS

The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the NYSE in June 2004. A large part of our business continues to be transacted through contractual relationships between us and the following related parties, being companies in which Hemen and companies associated with Hemen have, or had, a significant direct or indirect interest:

-    Frontline
-    Frontline Shipping
-    Seadrill (1)
-    Golden Ocean
-    Seatankers
-    Front Ocean
-    NorAm Drilling
-    ADS Maritime Holding

-    River Box
-     Sloane Square Capital Holdings Ltd. (“Sloane Square Capital”)

(1) From February 2022, Seadrill was determined to no longer be a related party following its emergence from bankruptcy (see below).

We chartered two vessels to Frontline Shipping under long-term direct financing leases, both of which have given economic effect from January 1, 2004. As of December 31, 2021, the balance of net investments in direct financing leases to Frontline Shipping was $69.8 million before credit loss provision and of which $6.5 million represented short-term maturities. During the year ended December 31, 2022, the vessels were sold and delivered to an unrelated third party and a gain of $1.5 million was recognized on the sale of the vessels. The Company also received an additional compensation payment of $4.5 million from Frontline Shipping, for the early termination of the corresponding charters.

As compensation for amendments entered into in June 2015, we received 55 million ordinary shares in Frontline, the fair value of which amounted to $150.2 million on the date of receipt. Following the amendments, from July 1, 2015, the leases were revised to reflect the compensation payment received and the reduction in future minimum lease payments to be received. In February 2016, Frontline enacted a 1-for-5 reverse stock split, and after the stock split we held 11.0 million ordinary shares. During the year ended December 31, 2020, we sold approximately 2.0 million shares. As of December 31, 2021, we had a forward contract which expired in January of 2022, to repurchase the remaining 1.4 million shares of Frontline at a repurchase price of $16.4 million including accrued interest. During the year ended December 31, 2022, the forward contract to repurchase 1.4 million shares of Frontline was rolled over to September 2022, at a repurchase price of $16.7 million including accrued interest. The transaction had been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability recorded within debt. In September 2022, we settled the forward contract in full and recorded the sale of the 1.4 million shares and extinguishment of the corresponding debt of $15.6 million. The net amount outstanding as of December 31, 2022 was $0.0 million (2021: $15.6 million). A net gain of $4.6 million was recognized in the Statements of Operations in respect of the settlement. No dividend income was received on these shares in the year ended December 31, 2022 (2021: $0.0 million).

Amendments to the charter agreements made in June 2015, increased the profit sharing percentage to 50% for earnings above the new time charter rates with effect from July 1, 2015. Following the amendments, the profit share is calculated and payable on a quarterly basis. We earned $0.0 million under the 50% profit sharing agreement in 2022 (2021: $0.3 million; 2020: $18.6 million). No further profit share will be earned, following the sale in April 2022, of the final two vessels on charter to Frontline Shipping.

Our jack-up drilling rig (Linus) and ultra-deepwater drilling unit (Hercules) were leased to subsidiaries of Seadrill, previously a related party. Linus was redelivered from Seadrill in September 2022 and Hercules was redelivered from Seadrill in December 2022. The charters for these rigs were initially classified as direct financing leases and the rig owning subsidiaries were accounted for using the equity method until August 2021 (Hercules) and October 2020 (Linus). In 2021, the applicable bankruptcy court approved the Interim Funding and Settlement Agreement signed between the Company and Seadrill, allowing Seadrill to pay reduced charter hire for the two rigs during the interim period. The change in rate met the definition of a modification resulting in the leases being reclassified from direct financing leases to operating leases. In the year ended December 31, 2022, we earned operating lease revenues of $17.8 million (2021: $28.9 million) in relation to the two rigs on charter to Seadrill.

On February 22, 2022, Seadrill announced that it has emerged from Chapter 11 after successfully completing its reorganization. Upon emergence a new independent board of directors assumed leadership of the new parent company of the Seadrill group, which is referred to as Seadrill 2021 Limited. Hemen's shareholding in Seadrill 2021 Limited post-emergence from bankruptcy is also below 1%. Consequently, SFL determined that Seadrill is no longer a related party following the emergence from bankruptcy.

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

In the year ended December 31, 2022, we earned $3.0 million income under this arrangement (2021: $9.8 million; 2020: $0.0 million). The charters for these vessels are classified as operating leases and as of December 31, 2022, the net book value of these vessels was $162.1 million (2021: $181.3 million). The amendment to charters on seven of the vessels in 2019 did not amend the original lease classification.

We paid Frontline Management a management fee of $9,000 per day per vessel for all vessels chartered to Frontline Shipping, apart from certain vessels where the fee was suspended while they are sub-chartered on a bareboat basis. This daily fee has been payable since July 1, 2015, when amendments to the charter agreement became effective and until the sale of the last two VLCCs in April 2022. Before July 1, 2015, the fixed daily fee was $6,500 per day. As of March 16, 2023, we also have 23 container vessels, seven dry bulk carriers, eight Suezmax tankers, three car carriers, six product tankers and two chemical tankers operating on time charter or in the spot market, for which the supervision of the technical management is sub-contracted to Frontline Management. We also pay Frontline and its subsidiaries a fixed management fee of $150 per day, in relation to eight Suezmax tankers and six product tankers operating in the spot market and on time charter, and an additional fee of 1.25% of chartering revenues, in relation to one Suezmax tanker operating in the spot market. In the year ended December 31, 2022, management fees paid to Frontline Management amounted to $3.7 million (2021: $7.8 million; 2020: $8.9 million). The management fees are classified as vessel operating expenses.

We pay Golden Ocean Management a management fee of $7,000 per day per vessel for the eight vessels chartered to a subsidiary of Golden Ocean. In the year ended December 31, 2022, total management fees paid to Golden Ocean Management amounted to approximately $20.5 million (2021: $20.8 million; 2020: $21.4 million).

In February 2020, we delivered the 2002-built VLCC Front Hakata to an unrelated third party for sale proceeds of $33.5 million. Furthermore, we agreed with Frontline Shipping, to terminate the long-term charter for the vessel upon the sale and delivery and paid $3.2 million compensation to Frontline Shipping for early termination of the charter. The loan notes for the Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake sold in 2018 were settled in February 2020. We received $19.9 million as settlement and recognized a gain of $4.4 million in the first quarter of 2020. We also earned total interest of $0.2 million on the loan notes from Frontline and Frontline Shipping in 2020.

In August 2018, we acquired approximately 4.0 million shares in ADS Maritime Holding, a newly formed company trading on the Oslo Merkur Market, for a purchase price of $10.0 million. Dividend income of $2.9 million was received in 2020, which represented approximately 17% of the outstanding shares in 2020. In year ended December 31, 2021, we received a capital dividend of approximately $8.8 million following the sale of the remaining two vessels by ADS Maritime Holding. Also in the year December 31, 2021, we sold the shares in ADS Maritime Holding for a consideration of approximately $0.8 million and recorded a gain of $0.7 million on disposal.

In November 2016, we acquired approximately 12 million shares in NorAm Drilling for a consideration of approximately $0.7 million. In November 2018, NorAm Drilling undertook a share consolidation of 20:1, resulting in a revised investment of 0.6 million shares. On the same day NorAm Drilling participated in a rights issue, increasing our investment in shares by 0.6 million shares. In December 2018, we acquired an additional 41,756 shares bringing the total investment in NorAm Drilling to 1.3 million shares. This investment is valued at $7.3 million as of December 31, 2022 and is included in "Investments in Debt and Equity Securities". Dividend income of $0.1 million was received from the investment in NorAm Drilling in the year ended December 31, 2022 (2021: $0.0 million; 2020: $0.0 million).

We also held within "Investments in Debt and Equity Securities" senior secured corporate bonds in NorAm Drilling. During 2018, we redeemed a total of 0.5 million units at par value and recorded no gain or loss on redemption. In 2019, we partially disposed of the investment in NorAm Drilling securities at par value of $0.3 million. During the year ended December 31, 2022, we redeemed the remaining balance of the investment in NorAm Drilling securities at par value and recorded no gain or loss on redemption of the bonds. The accumulated gain of $0.5 million previously recognized in other comprehensive income was recognized in the Consolidated Statement of Operations. Interest amounting to $0.5 million was earned in the year ended December 31, 2022 (2021: $0.4 million; 2020: $0.4 million).

River Box was a previously wholly owned subsidiary of the Company. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. Net proceeds of $17.5 million were received for the shares, resulting in a net gain of $1.9 million on the sale. The Company has accounted for the remaining 49.9% ownership in River Box using the equity method. (Refer to Note 19: Investment in Associated Companies). SFL has granted a $45.0 million fixed interest rate loan to River Box. The loan is repayable in full on November 16, 2033, or earlier if the company sell its assets. The outstanding loan balance as of December 31, 2022 was $45.0 million.

In the year ended December 31, 2022, we received interest income on these loans of $4.6 million from River Box. In the year ended December 31, 2021, we received interest income of $4.6 million from River Box and $2.4 million from SFL Hercules. In 2020 we also received interest income of $0.0 million from River Box, $3.6 million from SFL Hercules, $3.8 million from SFL Deepwater and $4.5 million from SFL Linus.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8.    FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

We and our ship-owning subsidiaries are routinely party, as plaintiff or defendant, to claims and lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of their vessels, in the ordinary course of business or in connection with acquisition activities. Our rig-owning subsidiaries could also party to claims and commercial disputes in the ordinary course of business. We believe that resolution of such claims will not have a material adverse effect on our operations or financial conditions.

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

We have paid the following cash dividends in 2020, 2021 and 2022:

Payment Date	Amount per Share
2020
March 25, 2020	$0.35
June 30, 2020	$0.25
September 30, 2020	$0.25
December 30, 2020	$0.15

2021
March 30, 2021	$0.15
June 29, 2021	$0.15
September 29, 2021	$0.15
December 29, 2021	$0.18

2022
March 29, 2022	$0.20
June 29, 2022	$0.22
September 29, 2022	$0.23
December 29, 2022	$0.23

On February 15, 2023, our Board of Directors declared a dividend of $0.24 per share which will be paid in cash on or around March 30, 2023 to shareholders of record as of March 15, 2023.

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

At our 2018 Annual General Meeting, the shareholders approved the increase of our authorized share capital from $1,500,000 divided into 150,000,000 common shares of $0.01 par value each to $2,000,000 divided into 200,000,000 common shares of $0.01 par value each by the authorization of an additional 50,000,000 common shares of $0.01 par value each.

On April 12, 2022, the Board of Directors authorized a renewal of our dividend reinvestment plan, or DRIP, to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned, or other cash amounts, in SFL’s common shares on a regular or one time basis, or otherwise. On April 15, 2022, SFL filed a registration statement on Form F-3ASR (Registration No. 333-237971) to register the sale of up to 10,000,000 common shares pursuant to the DRIP. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, we may grant additional share sales to investors, from time to time, up to the amount registered under the plan.

In May 2020, we entered into an equity distribution agreement with BTIG under which the Company may, from time to time, offer and sell new ordinary shares having aggregate sales proceeds of up to $100.0 million through an ATM. In April 2022, the Company entered into an Amended and Restated ATM with BTIG. Under this agreement, the prior ATM established in May 2020 was terminated and replaced with a renewed ATM program, under which the Company may continue to offer and sell new common shares having aggregate sales proceeds of up to $100.0 million, from time to time through BTIG.

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

At our Annual General Meeting of the Company held in September 2022, the shareholders voted to amend our Bye-laws to align the bye-laws of the Company with the bye-laws of other Hemen Related Companies. Our amended Bye-laws as adopted by shareholders on September 30, 2022, is filed as Exhibit 1.5 to this annual report on Form 20-F.

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

Our Bye-laws do not prohibit a director from being a party to, or otherwise having an interest in, any transaction or arrangement with us or in which we are otherwise interested. Our Bye-laws provide our Board of Directors the authority to exercise all of the powers of the Company to borrow money and to mortgage or charge all or any part of our property and assets as collateral security for any debt, liability or obligation. Our directors are not required to retire because of their age, and our directors are not required to be holders of our common shares. Directors serve for a one-year term, and shall serve until re-elected or until their successors are appointed at the next annual general meeting.

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

C. MATERIAL CONTRACTS

As of March 16, 2023, we have not entered into any new material contracts in the last two years, other than those entered in the ordinary course of business or already attached in the exhibits.

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

As discussed below, for the 2022 taxable year we believe the Company satisfied the Publicly-Traded Test, since on more than half the days in the taxable year we believe the Company's common shares were primarily and regularly traded on the NYSE, an established securities market in the United States.

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

For our 2022 taxable year, we do not believe that we were subject to the 5 Percent Override Rule and, therefore, we believe that we satisfied the Publicly-Traded Test. There are, however, factual circumstances beyond our control that could cause the Company to lose the benefit of the Section 883 exemption and thereby become subject to U.S. federal income tax on its U.S. source shipping income. For example, Hemen owned as much as approximately 18.6% of our outstanding common shares during the 2022 year. There is, therefore, a risk that the Company could no longer qualify for exemption under Section 883 for a particular taxable year if other 5% Shareholders were, in combination with Hemen, to own 50% or more of the outstanding common shares of the Company on more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances as to the tax-exempt status of the Company or any of its subsidiaries.

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

Although there is no legal authority directly on point, we believe that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering activities of our wholly-owned subsidiaries more likely than not constitutes services income, rather than rental income. Correspondingly, we believe that such income does not constitute "passive income", and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. This position is principally based upon the positions that (1) our time charter income will constitute services income, rather than rental income, and (2) Golden Ocean Management, which provide services to certain of our time chartered vessels, will be respected as separate entities from Golden Ocean Charterer, with which they are affiliated. Based on our current and anticipated chartering activities, we do not believe that we will be treated as a PFIC for the current or future taxable years, although no assurance can be given in this regard. We intend to take the position that we were not treated as a PFIC for our 2022 taxable year.

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

J. ANNUAL REPORT TO SECURITY HOLDERS

Not Applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate risk and currency swaps to manage currency risks. We may enter into derivative instruments from time to time for speculative purposes.

As of December 31, 2022, we had entered into currency rate swap contracts and combined currency and interest rate swaps with a total notional principal of NOK600 million ($76.8 million), to hedge against fluctuations in interest and exchange rates on our NOK600 million senior unsecured bonds due 2023. Under the currency rate swap contracts, variable NIBOR interest rates including additional margins are swapped for variable LIBOR rates including additional margins. Under the combined currency and interest rate swaps, variable NIBOR interest rates including additional margins are swapped for fixed interest rates at an average of 6.74%. The eventual settlement of the bonds will have an effective exchange rate of NOK7.81 = $1. These contracts expire in September 2023 and we estimate that we would pay $16.0 million to terminate them as of December 31, 2022 (2021: $9.9 million). As of December 31, 2022, we had entered into additional combined currency and interest rate swap contracts with a total notional principal of NOK100 million ($11.3 million) to hedge against fluctuations in exchange rates on the NOK100 million tap issue to the NOK600 million. Under these contracts, variable NIBOR interest rates including additional margins are swapped for a fixed interest rate of 6.38%. The eventual settlement of the bonds will have an effective exchange rate of NOK8.89 = $1. These contracts expire in September 2023 and we estimate that we would pay $0.8 million to terminate them as of December 31, 2022 (2021: $0.0 million). The net amount of debt outstanding as of December 31, 2022 was NOK700 million (2021: NOK700 million).

Similarly, as of December 31, 2022, we had entered into currency rate contracts and combined currency and interest rate swap contracts with a total notional principal of NOK700 million ($80.5 million), to hedge against fluctuations in interest and exchange rates on our NOK700 million senior unsecured bonds due 2024. The net amount of debt outstanding as of December 31, 2022 was NOK695 million (2021: NOK695 million). Under the currency rate swap contracts, variable NIBOR interest rates including additional margins are swapped for variable LIBOR rates including additional margins. Under the combined currency and interest rate swaps, variable NIBOR interest rates including additional margins are swapped for fixed interest rates at an average of 6.87%. The eventual settlement of the bonds will have an effective exchange rate of NOK8.69 = $1. These contracts expire in June 2024 and we estimate that we would pay $8.0 million to terminate them as of December 31, 2022 (2021: $2.7 million).

Similarly, as of December 31, 2022, we had entered into currency rate contracts with a total notional principal of NOK600 million ($67.5 million), to hedge against fluctuations in exchange rates on our NOK600 million senior unsecured bonds due 2025. The net amount of debt outstanding as of December 31, 2022 was NOK590 million (2021: NOK540 million). Under these contracts, variable NIBOR interest rates including additional margins are swapped for variable LIBOR rates including additional margins. The eventual settlement of the bonds will have an effective exchange rate of NOK8.88 = $1. These contracts expire in January 2025 and we estimate that we would pay $6.4 million to terminate them as of December 31, 2022 (2021: receive $1.0 million).

As of December 31, 2022, we and our consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $0.5 billion (2021: $0.7 billion) at fixed interest rates between 0.46% per annum and 2.15% per annum. These interest rate swap agreements mature between March 2023 and August 2029, and we estimate that we would receive $28.7 million to terminate them as of December 31, 2022 (2021: pay $3.0 million).

The overall effect of our swaps is to fix the interest rate on approximately $0.6 billion of our floating rate debt as of December 31, 2022 (2021: $0.7 billion), at a weighted average interest rate of 5.30% per annum including margin (2021: 2.68%).

Some of our charter contracts contain interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest rate levels during the charter period, effectively transferring interest rate exposure to the counterparty under such charter contracts. As of December 31, 2022, the total implicit capital amount subject to such adjustments was equivalent to $0.1 billion (2021: $0.1 billion). None of this was subject to interest rate swaps entered into for the benefit of the charterer.

As of December 31, 2022, our net exposure, including equity-accounted subsidiaries, to interest rate fluctuations on our outstanding debt was $903.7 million, compared with $607.1 million as of December 31, 2021. Our net exposure to interest fluctuations is based on our total of $1.5 billion floating rate debt outstanding as of December 31, 2022, less the $0.6 billion notional principle of our interest rate swaps and the $0.1 billion remaining floating rate debt subject to interest adjustment clauses under charter contracts. A one per-cent change in interest rates would thus increase or decrease net exposure by approximately $9.0 million per year as of December 31, 2022 (2021: $6.1 million per year).

As of March 16, 2023, we were not party to any other interest rate or currency derivative contracts.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

a)    Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) and 15d-15(e) of the Exchange Act, management assessed the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of the evaluation date.

b)    Management's annual report on internal control over financial reporting

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

Management conducted the evaluation of the effectiveness of the internal control over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission published in its report entitled Internal Control-Integrated Framework (2013).

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of our internal control over financial reporting pursuant to Rule 13a-15 of the Exchange Act, as of December 31, 2022. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our internal control over financial reporting were effective as of December 31, 2022.

c)    Attestation report of the registered public accounting firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, has been audited by MSPC, an independent registered public accounting firm, as stated in their report dated March 16, 2023, which is included below under the heading Item 18—“Financial Statements—Report of Independent Registered Public Accounting Firm”.

 d)    Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2022 and 2021 was MSPC, Certified Public Accountants and Advisors, A Professional Corporation (PCAOB Firm ID number is 717). The following table sets forth the fees related to audit and other services provided by MSPC.

	2022	2021
Audit Fees (a)	$560,000	$560,000
Audit-Related Fees (b)	$129,000	$129,000
Tax Fees (c)	—	—
All Other Fees (d)	$10,150	$11,160
Total	$699,150	$700,160
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

(e)Audit Committee's Pre-Approval Policies and Procedures
Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X, that require the Board of Directors to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by us. All services provided by the principal auditor in 2022 and 2021 were approved by the Board of Directors pursuant to the pre-approval policy.

As described in Item 16F, in November 2022, MSPC, notified us of its decision not to stand for re-appointment as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023. Our Audit Committee has selected and intends to appoint EY as the successor independent registered public accounting firm for the year ending December 31, 2023.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASE OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

No shares have been repurchased by us or any “affiliated purchaser,” as such term is defined in Rule 10b-18(a)(3) of the Exchange Act, since January 2006.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

In November 2022, MSPC, the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2022, notified the Company of its decision not to stand for re-appointment as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023.

The Audit Committee of the Company’s Board of Directors has selected and intends to appoint EY as the successor independent registered public accounting firm for the year ending December 31, 2023.

The balance sheet of the Company as of December 31, 2022, and the related statements of operations, comprehensive income, stockholders’ equity, cash flows, and the related notes and schedules (collectively referred to as the “financial statements”) for the fiscal year ended December 31, 2022 and (b) the Company’s internal control over financial reporting as of December 31, 2022 have been audited by MSPC as stated in their report dated March 16, 2023, which is included below under the heading Item 18—“Financial Statements—Report of Independent Registered Public Accounting Firm”.

The reports of MSPC on the Company’s consolidated financial statements for the fiscal years ended December 31, 2022 (“2022 fiscal year”) and December 31, 2021 (“2021 fiscal year”) did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

Also, during our two most recent fiscal years and through the date of this report, there were (i) no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) with MSPC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of MSPC, would have caused MSPC to make reference to the subject matter of the disagreements in connection with its report, (ii) no “reportable events” (as that term is defined in Item 16F(a)(1)(v) of Form 20-F), and (iii) neither the Company nor anyone on the Company’s behalf consulted with EY regarding any of the matters described in Item 16F(a)(2)(i) and (ii) of Form 20-F.

The Company has provided a copy of the foregoing disclosures to MSPC and requested that MSPC furnish the Company with a letter addressed to the SEC stating whether MSPC agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of MSPC’s letter, dated March 16, 2023, is filed as Exhibit 5.1 to this annual report.

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

Audit Committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Rule 10A-3 under the Exchange Act, our audit committee consists of one independent member of our Board of Directors, James O’Shaughnessy.

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

Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. As a foreign private issuer, we are exempt from this rule and may comply with it voluntarily. Our Board of Directors currently consists of six directors, four of which are considered "independent" according to NYSE's standards for independence, namely James O’Shaughnessy, Gary Vogel, Keesjan Cordia and Will Homan-Russel. However, as permitted under Bermuda law, our Board of Directors may in the future not consist of a majority of independent directors.

Compensation Committee. The NYSE requires that a listed U.S. company have a compensation committee composed entirely of independent directors and have a committee charter addressing the purpose, responsibility, rights and performance evaluation of the committee. As a foreign private issuer we are exempt from this rule and may comply with it voluntarily. Our Compensation Committee currently consists of Gary Vogel and James O'Shaughnessy, both of whom are considered "independent" according to NYSE's standards for independence. As permitted under Bermuda law, our compensation committee may in the future not consist entirely of independent directors.

Solicitation of Proxies. The NYSE requires that a U.S. company solicit proxies and provide proxy statements for all shareholder meetings. Such company must also provide copies of its proxy solicitation to the NYSE. As permitted under Bermuda law and our bye-laws we do not currently solicit proxies or provide proxy materials to the NYSE. Our bye-laws also require that we provide no less than five (5) days’ notice to our shareholders of general meetings, such notice to be given in accordance with the provisions of the bye-laws.

Quorum. The NYSE “gives careful consideration” to provisions that fix a quorum for shareholders’ meetings that is less than a majority of outstanding shares, but in general the NYSE has not objected to reasonably lesser quorum requirements in cases where the companies have agreed to make general proxy solicitations for future meetings of shareholders. The Company follows applicable Bermuda laws with respect to quorum requirements. The Company’s quorum requirement is set forth in its bye-laws, which provide that a quorum for the transaction of business at any meeting of shareholders is two or more shareholders either present in person or represented by proxy.

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

1.2*	Amended and Restated Bye-laws of the Company, as adopted on September 28, 2007, incorporated by reference to Exhibit 1 of the Company's 6-K filed on October 22, 2007.

1.3*	Amended and Restated Bye-laws of the Company, as adopted on September 20, 2013, incorporated by reference to Exhibit 1.3 of the Company's 2014 Annual Report filed on Form 20-F on April 9, 2015.

1.4*	Amended and Restated Bye-laws of the Company, as adopted on September 23, 2016, incorporated by reference to Exhibit 1 of the Company's Form 6-K filed on September 29, 2016.

1.5	Amended and Restated Bye-laws of the Company, as adopted on September 30, 2022.

2.1*	Form of Common Stock Certificate of the Company, incorporated by reference to Exhibit 4.1 of the Company's Original Registration Statement.

2.2*	Description of Securities of the Company, incorporated by reference to Exhibit 2.2 of the Company's 2019 Annual Report filed on Form 20-F on March 27, 2020.

4.8*
 Administrative Services Agreement with Frontline Management (Bermuda) Ltd. dated November 29, 2007, incorporated by reference to Exhibit 4.10 of the Company's 2007 Annual Report as filed on Form 20-F on March 17, 2008.

4.9*	Share Option Scheme, incorporated by reference to Exhibit 2.2 of the Company's 2006 Annual Report as filed on Form 20-F on July 2, 2007.

4.23*
Second Supplemental Indenture by and among Ship Finance International Ltd. And U.S. Bank National Association, as Trustee, dated April 23, 2018 to Indenture dated October 5, 2016 for 4.875% Convertible Senior Notes due 2023, incorporated by reference to Exhibit 99.2 of the Company’s report on Form 6-K filed on April 24, 2018

4.24*
Bond Agreement dated May 7, 2021, relating to SFL Corporation Ltd. 7.25% USD 200,000,000 senior unsecured sustainability-linked bonds 2021/2026, incorporated by reference to the Company's 2021 Annual Report filed on Form 20-F on March 24, 2022.

4.25	Bond Agreement dated February 1, 2023, relating to SFL Corporation Ltd. 8.875% USD 150,000,000 senior unsecured sustainability-linked bonds 2023/2027.

5.1	MSPC's letter to the SEC, dated March 16, 2023, confirming agreement of the Company's disclosures in relation to the change of auditors
8.1	Significant Subsidiaries of the Company.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

* Incorporated herein by reference.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SFL Corporation Ltd.
(Registrant)

Date:	March 16, 2023	By:	/s/ Aksel C. Olesen
Aksel C. Olesen
Principal Financial Officer

SFL Corporation Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
SFL Corporation Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of SFL Corporation Ltd and subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

Basis for Opinion

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal controls over financial reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

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

New York, New York
March 16, 2023

SFL Corporation Ltd.

 CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2022, 2021 and 2020
(in thousands of $, except per share amounts)

	2022	2021	2020
Operating revenues
Interest income related parties – direct financing leases	382	5,186	5,196
Interest income other – sales-type, direct financing leases and leaseback assets	8,534	14,338	66,020
Service revenue related parties – direct financing leases	1,746	6,570	6,903
Profit sharing revenues – related parties	3,044	10,103	18,677
Profit sharing income – other	24,786	10,601	3,892
Time charter revenues – related parties	52,326	50,463	51,954
Time charter revenues – other	423,662	319,282	268,635
Bareboat charter revenues – related parties	17,770	28,898	—
Bareboat charter revenues – other	41,183	1,798	7,863
Voyage charter revenues	72,362	61,804	37,287
Drilling contract revenues	18,775	—	—
Other operating income	5,823	4,353	4,620
Total operating revenues	670,393	513,396	471,047
Gain on sale of assets, net	13,228	39,405	2,250
Operating expenses
Vessel operating expenses – related parties	24,141	28,623	30,276
Vessel operating expenses – other	164,261	128,109	125,367
Rig operating expenses	16,741	—	—
Depreciation	187,827	138,330	111,279
Vessel impairment charge	—	1,927	333,149
Administrative expenses – related parties	1,541	740	1,178
Administrative expenses – other	13,636	12,234	10,222
Total operating expenses	408,147	309,963	611,471
Net operating income/(loss)	275,474	242,838	(138,174)
Non-operating income / (expense)
Interest income – related parties, long term loans to associated companies	4,563	6,921	11,925
Interest income – related parties, other	463	443	599
Interest income – other	2,947	86	876
Interest expense	(117,339)	(97,090)	(135,442)
Gain/(loss) on investments in debt and equity securities	18,171	995	(22,453)
(Loss)/gain on purchase of bonds and debt extinguishment	—	(727)	67,533
Gain on settlement of related party loan notes	—	—	4,446
Dividend income – related parties	128	—	6,030
Gain on sale of subsidiaries, non-operating	—	—	1,894
Other financial items, net	15,528	6,683	(25,945)
Net income/(loss) before equity in earnings of associated companies	199,935	160,149	(228,711)
Equity in earnings of associated companies	2,833	4,194	4,286
Net income/(loss)	202,768	164,343	(224,425)
Per share information:
Basic earnings/(loss) per share	$1.60	$1.35	$(2.06)
Weighted average number of shares outstanding, basic	126,789	122,141	108,972
Diluted earnings/(loss) per share	$1.53	$1.30	$(2.06)
Weighted average number of shares outstanding, diluted	137,377	139,383	108,972
Cash dividend per share declared and paid	$0.88	$0.63	$1.00

The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31, 2022, 2021 and 2020
(in thousands of $)

	2022	2021	2020
Comprehensive income/(loss), net of tax
Net income/(loss)	202,768	164,343	(224,425)
Fair value adjustments to hedging financial instruments	18,602	10,408	(7,695)
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	—	—	1,059
Fair value adjustments to available-for-sale securities	—	(1,101)	(4,608)
Earnings reclassification of previously deferred fair value adjustments to investment securities classified as available-for-sale securities	(631)	817	4,888
Other comprehensive income/(loss)	(63)	(2)	55
Other comprehensive income/(loss), net of tax	17,908	10,122	(6,301)
Comprehensive income/(loss)	220,676	174,465	(230,726)

 The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.
CONSOLIDATED BALANCE SHEETS
as of December 31, 2022 and 2021
(in thousands of $)

	2022	2021
ASSETS
Current assets
Cash and cash equivalents	188,362	145,622
Restricted cash	—	8,338
Investment in debt and equity securities	7,283	21,210
Due from related parties	4,392	8,557
Trade accounts receivable	20,003	11,134
Other receivables	26,052	15,444
Inventories	16,395	10,124
Prepaid expenses and accrued income	17,127	6,403
Investment in sales-type leases, direct financing leases and leaseback assets, current portion	15,432	23,484
Financial instruments at fair value, current portion	1,936	—
Total current assets	296,982	250,316
Vessels, rigs and equipment, net	2,646,389	2,230,583
Vessels under finance lease, net	614,763	656,072
Investment in sales-type leases, direct financing leases and leaseback assets, long-term portion	103,591	181,282
Investment in associated companies	16,547	16,635
Capital improvements, newbuildings and vessel purchase deposits	97,860	57,684
Loans and long term receivables from related parties including associates	45,000	45,000
Financial instruments at fair value, long-term portion	26,716	3,184
Other long-term assets	13,482	18,541
Total assets	3,861,330	3,459,297
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	921,270	302,769
Finance lease liability, current portion	53,655	51,204
Due to related parties	1,936	1,295
Trade accounts payable	7,887	1,770
Accrued expenses	27,198	19,794
Financial instruments at fair value, current portion	16,861	738
Other current liabilities	27,804	22,746
Total current liabilities	1,056,611	400,316
Long-term liabilities
Long-term debt	1,279,786	1,586,445
Finance lease liability, long-term portion	419,341	472,996
Financial instruments at fair value, long-term portion	14,357	17,209
Other long-term liabilities	4	4
Total liabilities	2,770,099	2,476,970
Commitments and contingent liabilities
Stockholders' equity
Share capital ($0.01 par value; 300,000,000 shares authorized; 138,562,173 shares issued and outstanding as of December 31, 2022). ($0.01 par value; 300,000,000 shares authorized; 138,551,387 shares issued and outstanding as of December 31, 2021).	1,386	1,386
Additional paid-in capital	616,554	621,037
Contributed surplus	424,562	461,818
Accumulated other comprehensive income/(loss)	8,714	(9,194)
Retained earnings / (accumulated deficit)	40,015	(92,720)
Total stockholders' equity	1,091,231	982,327
Total liabilities and stockholders' equity	3,861,330	3,459,297
The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.
 CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2022, 2021 and 2020
(in thousands of $)

	2022	2021	2020
Operating activities
Net income/(loss)	202,768	164,343	(224,425)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	187,827	138,330	111,279
Amortization of deferred charges	7,209	6,704	9,040
Amortization of deferred charter revenue	3,282	6,672	6,641
Vessel impairment charge	—	1,927	333,149
Adjustment of derivatives to fair value recognized in net income	(17,142)	(11,591)	20,432
(Gain)/loss on investments in debt and equity securities	(18,171)	(995)	22,453
Equity in earnings of associated companies	(2,833)	(4,194)	(4,286)
Gain on sale of assets and termination of charters	(13,228)	(39,405)	(2,250)
Gain on sale of subsidiaries	—	—	(1,894)
Repayments from investment in sales-type, direct financing and leaseback assets	17,025	36,276	60,590
Loss/(gain) on repurchase of bonds	—	727	(67,533)
Loss on early termination of swaps	—	—	4,538
Other, net	1,381	1,072	(6,559)
Changes in operating assets and liabilities
Trade accounts receivable	(9,033)	(4,073)	(2,352)
Due to/ from related parties	4,836	(4,317)	21,035
Other receivables and other current assets	(11,026)	6,518	(2,628)
Inventories	(6,271)	(1,315)	(873)
Prepaid expenses and accrued income	(10,725)	(3,806)	(962)
Trade accounts payable	6,118	447	(2,198)
Accrued expenses and other current liabilities	13,108	275	3,278
Net cash provided by operating activities	355,125	293,595	276,475
Investing activities
Additions to direct financing leases and leaseback assets	—	—	(65,030)
Purchase of vessels, capital improvements and other additions	(602,499)	(581,622)	(55,016)
Proceeds from sale of vessels and termination of charters	83,333	183,886	210,920
Proceeds from sale of subsidiaries, net of cash disposed of	—	—	14,676
Net amounts received from associated companies	2,916	9,998	31,467
Payments for acquisition of debt and equity securities	—	(1,350)	(1,287)
Proceeds from redemption of debt and equity securities	14,989	9,608	23,661
Collateral deposits (received)/paid on swap agreements	2,173	(9,970)	17,922
Other investments and long-term assets, net	—	400	(974)
Net cash (used in)/provided by investing activities	(499,088)	(389,050)	176,339
Financing activities
Repayments of lease obligation liability	(51,204)	(48,887)	(68,599)
Proceeds from issuance of short-term and long-term debt	959,595	586,750	397,231
Repayments of short-term and long-term debt	(611,310)	(301,451)	(624,588)
Repurchase of bonds	—	(215,098)	(66,570)
Debt fees paid	(7,142)	(8,025)	(4,752)
Payment for early settlements of interest rate swaps, net	—	—	(4,539)
Principal settlements of cross currency swaps, net	—	—	(11,706)
Proceeds from shares issued, net of issuance costs	—	89,280	61,485
Cash dividends paid	(111,574)	(77,552)	(109,394)
Net cash provided by/(used in) financing activities	178,365	25,017	(431,432)
Net change in restricted cash and cash and cash equivalents	34,402	(70,438)	21,382
Cash, restricted cash and cash equivalents at start of the year	153,960	224,398	203,016
Cash, restricted cash and cash equivalents at end of the year	188,362	153,960	224,398

	2022	2021	2020
Cash, restricted cash and cash equivalents:
Cash and cash equivalents	188,362	145,622	215,445
Restricted cash	—	8,338	8,953
Cash, restricted cash and cash equivalents at end of the year	188,362	153,960	224,398

Supplemental disclosure of cash flow information:
Interest paid on debt, swaps and leases, net of capitalized interest	109,682	96,827	131,026

Details of non-cash investing and financing activities are provided in Note 24 - Share Capital, Additional Paid-In Capital And Contributed Surplus.

The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2022, 2021 and 2020
(in thousands of $, except number of shares)

	2022	2021	2020
Number of shares outstanding
At beginning of year	138,551,387	127,810,064	119,391,310
Shares issued	10,786	10,741,323	8,418,754
At end of year	138,562,173	138,551,387	127,810,064
Share capital
At beginning of year	1,386	1,278	1,194
Shares issued	—	108	84
At end of year	1,386	1,386	1,278
Additional paid-in capital
At beginning of year	621,037	531,382	469,426
Impact of adoption of Accounting Standards Update ("ASU") 2020-06	(5,863)	—	—
Payments in lieu of issuing shares	—	(97)	—
Amortization of stock-based compensation	1,380	981	966
Stock-based compensation forfeitures	—	—	(96)
Shares issued- share option, dividend reinvestment and other schemes	—	89,269	61,400
Equity adjustments arising from reacquisition of convertible notes	—	(498)	(314)
At end of year	616,554	621,037	531,382
Contributed surplus
At beginning of year	461,818	539,370	648,764
Dividends declared	(37,256)	(77,552)	(109,394)
At end of year	424,562	461,818	539,370
Accumulated other comprehensive income/( loss)
At beginning of year	(9,194)	(19,316)	(13,015)
Fair value adjustments to hedging financial instruments	18,602	10,408	(7,695)
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	—	—	1,059
Fair value adjustments to available-for-sale securities	—	(1,101)	(4,608)
Earnings reclassification of previously deferred fair value adjustments to available-for-sale securities	(631)	817	4,888
Other comprehensive income/(loss)	(63)	(2)	55
At end of year (see breakdown below)	8,714	(9,194)	(19,316)
Retained earnings / (accumulated deficit)
At beginning of year	(92,720)	(257,063)	—
Impact of adoption of ASU 2020-06	4,285	—	—
Impact of adoption of ASU 2016-13	—	—	(32,638)
Net income/(loss)	202,768	164,343	(224,425)
Dividends declared	(74,318)	—	—
At end of year	40,015	(92,720)	(257,063)
Total stockholders' equity	1,091,231	982,327	795,651

Accumulated other comprehensive income/(loss)	2022	2021	2020
Fair value adjustments to hedging financial instruments relating to interest rate swaps	17,257	2,758	(5,564)
Fair value adjustments to hedging financial instruments relating to cross currency swaps	(7,198)	(7,280)	(7,162)
Fair value adjustments to hedging financial instruments relating to combined cross currency interest rate swaps	(921)	(4,942)	(7,146)
Reclassification of unrealized losses upon adoption of ASU 2017-12	(32)	(32)	(32)
Fair value adjustments to available-for-sale securities	—	631	915
Other items	(392)	(329)	(327)
Accumulated other comprehensive income/(loss)	8,714	(9,194)	(19,316)

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

As of December 31, 2022, the Company owned nine Suezmax crude oil carriers, five Supramax dry bulk carriers, two Kamsarmax dry bulk carriers, eight Capesize dry bulk carriers, 32 container vessels (including seven leased-in vessels), three car carriers, one jack-up drilling rig, one ultra-deepwater drilling unit, two chemical tankers and six oil product tankers. In addition, the Company has one very large crude oil carrier ("VLCC") which is accounted for as a leaseback asset. (See Note 18: Investments in Sales-Type Leases, Direct Financing Leases and Leaseback Assets). The Company also partly own four leased-in container vessels in our associated companies. (See Note 19: Investment in Associated Companies). In addition, the Company has contracted to acquire four dual-fuel 7,000 Car Equivalent Unit ("CEU") newbuilding car carriers, currently under construction. The vessels are expected to be delivered in 2023 and 2024. (See Note 15: Capital Improvements, Newbuildings and Vessel Purchase Deposits).

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

Revenue and expense recognition

The Company generates its revenues from the charter hire of its vessels and offshore related assets, and freight billings. Revenues are generated from time charter hire, bareboat charter hire, direct financing lease interest income, sales-type lease interest income, leaseback assets interest income, direct financing lease service revenues, profit sharing arrangements, drilling contract revenue, voyage charters and other freight billings.

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

The activities that primarily drive the revenue earned from our drilling contract primarily includes providing a drilling rig and the crew and supplies necessary to operate the rig, but may also in the future include mobilizing and demobilizing the rig to and from the drill site and performing rig preparation activities and/or modifications required for the contract with a customer. We account for these integrated services as a single performance obligation that is (i) satisfied over time and (ii) comprised of a series of distinct time increments of service.

We recognize drilling contract revenues for activities that correspond to a distinct time increment of service within the contract term in the period when the services are performed. We recognize consideration for activities that are (i) not distinct within the context of our contracts and (ii) do not correspond to a distinct time increment of service, ratably over the estimated contract term. We determine the total transaction price for each individual contract by estimating both fixed and variable consideration expected to be earned over the term of the contract. The amount estimated for variable consideration may be constrained and is only included in the transaction price to the extent that it is probable that a significant reversal of previously recognized revenue will not occur throughout the term of the contract. When determining if variable consideration should be constrained, we consider whether there are factors outside of our control that could result in a significant reversal of revenue as well as the likelihood and magnitude of a potential reversal of revenue. We reassess these estimates each reporting period as required.

Consideration received for drilling contracts mainly comprises of dayrate drilling revenue which provide for payment on a dayrate basis, with higher rates for periods when the drilling unit is operating and lower rates or zero rates for periods when drilling operations are interrupted or restricted. The dayrate invoices billed to the customer are typically determined based on the varying rates applicable to the specific activities performed on an hourly basis. Such dayrate consideration is allocated to the distinct hourly incremental service it relates to. Revenue is recognized in line with the contractual rate billed for the services provided for any given hour.

As detailed in Note 26: Related Party Transactions, the Company has, or has had, profit sharing arrangements with Frontline Shipping Limited ("Frontline Shipping"), and Golden Ocean Group Limited ("Golden Ocean"). In addition, the Company's charter agreements relating to seven containerships chartered to Maersk on a time charter basis include an arrangement where we receive a share of the fuel savings, dependent on the price difference between IMO compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers. Also, scrubber savings revenue is earned from one newly purchased car carrier, Arabian Sea. The vessel was purchased with a pre-existing time charter contract with EUKOR Car Carriers Inc. (“Eukor”) that has a profit share mechanism between the owners and the charterer. As a result, SFL is entitled to a share of the difference between the prices paid and the plats bunker prices at the time and place of bunkering. Amounts receivable under these arrangements are accrued on the basis of amounts earned at the reporting date.

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

On December 31, 2020, the Company sold 50.1% of the shares of River Box Holding Inc. (“River Box”) to a subsidiary of Hemen, a related party. The Company has accounted for its remaining 49.9% ownership in River Box using the equity method from this date. (See Note 19: Investment in Associated Companies).

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

Vessels, rigs and equipment (including operating lease assets)

Vessels, rigs and equipment are recorded at historical cost less accumulated depreciation and, if appropriate, impairment charges. The cost of these assets less estimated residual value is depreciated on a straight-line basis over the estimated remaining economic useful life of the asset. The estimated economic useful life of our offshore drilling rigs is 30 years and for all other vessels it is 25 years.

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

The Company capitalizes and depreciates the costs of significant replacements, renewals and upgrades to its vessels over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. The amount capitalized is based on management’s judgment as to expenditures that extend a vessel’s useful life or increase the operational efficiency of a vessel. Costs that are not capitalized are recorded as a component of direct vessel operating expenses during the period incurred. Expenses for routine maintenance and repairs are expensed as incurred. Advances paid in respect of vessel upgrades in relation to Exhaust Gas Cleaning Systems ("EGCS" or "scrubbers") and Ballast water treatment systems ("BWTS") are included within "Capital improvements, newbuildings and vessel purchase deposits,", until such time as the equipment is installed on a vessel, at which point it is transferred to "Vessels, rigs and equipment, net".

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

The Company capitalizes and depreciates the costs of significant replacements, renewals and upgrades to its vessels over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. The amount capitalized is based on management’s judgment as to expenditures that extend a vessel’s useful life or increase the operational efficiency of a vessel. Costs that are not capitalized are recorded as a component of direct vessel operating expenses during the period incurred. Expenses for routine maintenance and repairs are expensed as incurred. Advances paid in respect of vessel upgrades in relation to EGCS and BWTS are included within "Capital improvements, newbuildings and vessel purchase deposits", until such time as the equipment is installed on a vessel, at which point it is transferred to "Vessels under finance lease, net".

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

Capitalized interest

Interest expense is capitalized during the period of construction of newbuilding vessels based on accumulated expenditures for the applicable vessel at the Company's capitalization rate of interest. The amount of interest capitalized in an accounting period is determined by applying an interest rate (the "capitalization rate") to the average amount of accumulated expenditures for the vessel during the period. The capitalization rate used in an accounting period is based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts in excess of actual interest expense incurred in the period. In the year ended December 31, 2022, $2.7 million interest was capitalized in the cost of newbuildings (2021: $0.4 million; 2020: $0.0 million).

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

Leaseback assets

Any vessels purchased and leased back to the same party are evaluated under sale and leaseback accounting guidance contained in ASC 842 to determine whether it is appropriate to account for the transaction as a purchase of an asset. If control is deemed not to have passed to the Company as purchaser, due for example to the lessee having purchase options, the transaction is accounted for under ASC 310 where the purchase price paid is accounted for as loan receivable and described as a "leaseback asset". Interest income is recognized on the aggregate loan receivable based on the imputed interest rate and the part of the rental income received is allocated as a reduction of the vessel loan balance.

Finance lease liability and Lease debt financing

Similar to the Leaseback assets above, any vessels sold and leased back from the same party are also evaluated under sale and leaseback accounting guidance contained in ASC 842 to determine whether it is appropriate to account for the transaction as a sale of an asset. If control is deemed not to have passed to the buyer, it is deemed as "a failed sale and leaseback transaction" and the Company accounts for the transaction as a financing arrangement and describes this as "lease debt financing". The Company does not derecognize the underlying vessel and continue to depreciate the asset. The sales proceeds received from the buyer-lessor are recorded as a financial liability. Charter hires paid by the Company to the buyer-lessor are allocated between interest expense and principal repayment of the financial liability.

Furthermore, the Company charters-in seven container vessels through sale and leaseback financing arrangements, under previously adopted ASC 840, with corresponding lease assets classified as "vessels under finance lease". Leases of vessels and equipment, where the Company has substantially all the risks and rewards of ownership, are classified as finance lease liabilities. Each lease payment is allocated between reduction in liability and finance charges to achieve a constant rate on the capital balance outstanding. The interest element of the capital cost is charged to the Consolidated Statements of Operations over the lease period.

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

Convertible bonds

Through December 31, 2021, the Company separately accounted for the liability and equity components of the Convertible Notes at issuance. The debt issuance costs related to the issuance of the Convertible Notes were also previously allocated to the liability and equity components based on their relative values. With the adoption of ASU 2020-06, on January 1, 2022, amounts for convertible notes, including debt issuance costs, that were previously classified within equity are now reclassified to the liability component, net of any remaining unamortized amounts. Debt issuance costs are amortized to interest expense, on a straight-line basis, over the term of the relevant convertible notes. (See also "Recently Adopted Accounting Standard" below).

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

Drydocking provisions for vessels

Normal vessel repair and maintenance costs are charged to expense when incurred. The Company recognizes the cost of a drydocking at the time the drydocking takes place, that is, it applies the "expense as incurred" method.

Rig periodic surveys

Costs related to periodic overhauls of drilling units are capitalized and amortized over the anticipated period between overhauls, which is generally five years. Related costs are primarily yard costs and the cost of employees directly involved in the work. We include amortization costs for periodic overhauls in depreciation expense. Costs related to repair and maintenance activities are included in rig operating expenses and are expensed as incurred.

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

Recently Adopted Accounting Standards

In July 2021, the FASB issued ASU No. 2021-05, "Leases (Topic 842): Lessors—Certain Leases with Variable Lease Payments" ("ASU 2021-05"). The amendments in this ASU affect lessors with lease contracts that (1) have variable lease payments that do not depend on a reference index or a rate and (2) would have resulted in the recognition of a selling loss at lease commencement if classified as sales-type or direct financing. ASU 2021-05 was effective for fiscal years and interim periods beginning after December 15, 2021.The adoption of 2021-05 did not have a material impact to the Company’s consolidated financial position, results of operations or cash flows.

In May 2021, the FASB issued ASU No. 2021-04, "Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options" ("ASU 2021-04"). This new standard provides guidance for a modification or an exchange of a freestanding equity-classified written call option that is not within the scope of another Topic. ASU 2021-04 was effective for fiscal years and interim periods beginning after December 15, 2021. The adoption of 2021-04 did not have a material impact to the Company’s consolidated financial position, results of operations or cash flows.

In August 2020, the FASB issued ASU 2020-06, "Accounting for Convertible Instruments and Contracts in an Entity's Own Equity". ASU 2020-06 eliminates the accounting model that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. Consequently, a convertible debt instrument is now accounted for as a single liability measured at its amortized cost or as a single equity instrument measured at its historical cost, as long as no other features require bifurcation and recognition as derivatives. By removing those separation models, the interest rate of convertible debt instruments typically is now closer to the coupon interest rate. ASU 2020-06 also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 also amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments.

The Company adopted this update on January 1, 2022 using the modified retrospective approach, whereby a cumulative effect adjustment was made to reduce retained earnings on January 1, 2022 without any retroactive application to prior periods. The cumulative effect of adopting this guidance was an incremental adjustment of $4.3 million to the Company's opening retained earnings and a $5.9 million reduction to additional paid-in capital as of January 1, 2022. This net adjustment to equity of $1.6 million is solely in respect of its 4.875% senior unsecured convertible notes due 2023 and resulted in a corresponding decrease in the deferred debt issuance costs of the notes. (See Note 24: Share Capital, Additional Paid-In Capital and Contributed Surplus).

Also, as the Company already uses the average market price for share price quotations and the if-converted method for its convertible instruments in the computation of the diluted earnings per share, the other amendments in ASU 2020-06 did not have any impact on the Company.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

The following is a brief discussion of a selection of recently released accounting pronouncements that are pertinent to the Company's business:

In March 2022, the Financial Accounting Standards Board ("FASB") issued ASU No. 2022-02, "Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures" ("ASU 2022-02"). The amendments in this ASU eliminate the accounting guidance for troubled debt restructurings ("TDRs") by creditors in Subtopic 310-40, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. The amendments are effective for the Company beginning after December 15, 2022. As of the year ended December 31, 2022 the Company does not expect the changes prescribed in ASU 2022-02 to have a material impact on its consolidated financial position, results of operations or cash flows, however, the Company will re-evaluate the amendments based on the facts and circumstances at the time of implementation of the guidance.

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

In March 2020, the FASB issued ASU No. 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting" ("ASU 2020-04"). Accounting Standards Codification (“ASC”) 848 provided temporary optional expedients and exceptions to the US GAAP guidance on contract modifications and hedge accounting to reduce the financial reporting burden in light of the market transition from London Interbank Offered Rates (“LIBOR”) and other reference interest rates to alternative reference rates. Under ASC 848, companies can elect not to apply certain modification accounting requirements to contracts affected by reference rate reform if certain criteria are met. An entity that makes this election would not be required to remeasure the contracts at the modification date or reassess a previous accounting determination. The amendments of ASC 848 apply only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform.

In January 2021, the FASB issued ASU No. 2021-01 "Reference Rate Reform (Topic 848): Scope" ("ASU 2021-01"), which clarified the scope of Topic 848 in relation to derivative instruments and contract modifications. The amendments in these updates are elective and are subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform.

In December 2022, the FASB issued ASU No. 2022-06 "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848" ("ASU 2022-06"). The amendments in this ASU extend the period of time preparers can utilize the reference rate reform relief guidance in Topic 848. To ensure the relief in Topic 848 covers the period of time during which a significant number of modifications may take place, the ASU defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848.

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

Other Jurisdictions

Certain of the Company's subsidiaries and branches in Norway, Singapore, Cyprus and the United Kingdom are subject to income tax in their respective jurisdictions. The tax paid by subsidiaries of the Company that are subject to income tax is not material.

6.    EARNINGS (LOSS) PER SHARE

The computation of basic earnings (loss) per share ("EPS") is based on the weighted average number of shares outstanding during the year and the consolidated net income or loss of the Company. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments. In the computation of the diluted EPS, the dilutive impact of the Company’s stock options is calculated using the "treasury stock" guidelines and the "if-converted" method is used for convertible securities.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31,
(in thousands of $)	2022	2021	2020
Basic earnings (loss) per share:
Net income/(loss) available to stockholders	202,768	164,343	(224,425)
Diluted earnings (loss) per share:
Net income/(loss) available to stockholders	202,768	164,343	(224,425)
Interest and other expenses/(gains) attributable to convertible notes	7,501	16,166	—
Net income/(loss) assuming dilution	210,269	180,509	(224,425)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31,
(in thousands)	2022	2021	2020
Basic earnings per share:
Weighted average number of common shares outstanding*	126,789	122,141	108,972
Diluted earnings per share:
Weighted average number of common shares outstanding*	126,789	122,141	108,972
Effect of dilutive share options	112	—	—
Effect of dilutive convertible notes	10,476	17,242	—
Weighted average number of common shares outstanding assuming dilution	137,377	139,383	108,972

	Year ended December 31,
	2022	2021	2020
Basic earnings/(loss) per share:	$1.60	$1.35	$(2.06)
Diluted earnings/(loss) per share:	$1.53	$1.30	$(2.06)

*The weighted average number of common shares outstanding excludes 8,000,000 shares initially issued and loaned as part of a share lending arrangement originally relating to the Company's issuance of 5.75% senior unsecured convertible bonds in October 2016. After the maturity of these bonds, the Company entered into a general share lending agreement with another counterparty and the 8,000,000 shares were transferred into its custody. The weighted average number of common shares outstanding also excludes 3,765,842 shares issued as of December 31, 2022 from up to 7,000,000 shares issuable under a share lending arrangement relating to the Company's issuance of 4.875% senior unsecured convertible bonds in April and May 2018. These 3,765,842 shares, which were issued and loaned, are owned by the Company and are to be returned on or before maturity of the bonds in 2023, pursuant to the terms of the applicable share lending arrangement, although the Company may enter into additional lending arrangements in respect of these shares upon the maturity of the existing lending arrangement. (See also Note 24: Share Capital, Additional Paid-In Capital and Contributed Surplus).

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

7.    OPERATING LEASES

Rental income

The minimum future revenues to be received under the Company's non-cancelable operating leases on its vessels as of December 31, 2022, are as follows:

Year ending December 31,	(in thousands of $)
2023	491,809
2024	379,932
2025	210,439
2026	213,003
2027	142,044
Thereafter	103,202
Total minimum lease revenues	1,540,429

The minimum future revenues above are based on payments receivable from the charterers and do not include contingent rental income. Revenues included in income are recognized on a straight-line basis.

Contingent rental income

The Company receives contingent income as part of the agreement for the installation of scrubbers on seven container vessels and one car carrier (2021: seven container vessels), which are on time charter contracts, accounted for as operating leases, based on the cost savings achieved by the charterer on fuel arising from using the scrubbers. During the year ended December 31, 2022, the Company recorded an income of $24.8 million in connection with the cost savings agreement (December 31, 2021: $10.6 million).

The cost and accumulated depreciation of vessels (owned and under finance leases) leased to third parties on non-cancelable operating leases as of December 31, 2022 and 2021 were as follows:

(in thousands of $)	2022	2021
Cost	3,062,551	3,393,588
Accumulated depreciation	(614,698)	(610,622)
Total	2,447,853	2,782,966

8.    REVENUE FROM CONTRACTS WITH CUSTOMERS

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers:

(in thousands of $)	2022	2021
Trade accounts receivable from contracts with customers, net (1)	10,209	1,505
Contract assets, current (2)	10,102	1,958
Contract liabilities, current (2)	(1,585)	(115)

(1)Trade accounts receivable from contracts with customers, net, relate to receivables from drilling contracts, voyage charter receivables and demurrage receivables, net of allowance for expected credit losses. The expected credit losses relating to trade accounts receivable from contracts with customers was $0.3 million as of December 31, 2022 (2021: $0.1 million). (See also Note 13: Trade Accounts Receivable and Other Receivables and Note 28: Allowance for Expected Credit Losses).
(2)Contract assets, current, and contract liabilities, current are included in "Prepaid expenses and accrued income" and "Other current liabilities", respectively, in the Consolidated Balance Sheets. Contract assets and liabilities are settled within 30 to 45 days of the balance sheet date.

As of December 31, 2022 and December 31, 2021, there were no fees received in respect of mobilization or demobilization of the drilling rigs for inclusion in contract revenues or liabilities.

9.    GAIN ON SALE OF ASSETS AND TERMINATION OF CHARTERS

The Company has recorded gains on sale of assets as follows:

	Year ended December 31,
(in thousands of $)	2022	2021	2020
Gain on sale of vessels	13,228	39,405	2,250

During the year ended December 31, 2022, the two VLCCs, Front Energy and Front Force, which were previously accounted for as direct financing leases, were sold to an unrelated third party. A gain of $1.5 million was recorded on the disposal of the vessels. The Company received net sale proceeds of $65.4 million and an additional compensation payment of $4.5 million from Frontline Shipping for the early termination of the corresponding charters. (See Note 26: Related Party Transactions).

Also, during the year ended December 31, 2022, the 1,700 twenty-foot equivalent unit (“TEU”) container vessel, MSC Alice, which was previously accounted for as a sales-type lease, was sold and delivered to Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. (collectively “MSC”) following execution of the applicable purchase obligation in the charter contract. The Company received proceeds totaling $13.5 million and recognized a net gain of $11.7 million on the disposal.

During the year ended December 31, 2021, 18 feeder container vessels, which were accounted for as direct financing leases and three feeder container vessels which were accounted for as leaseback assets, were sold to an unrelated party. The Company received net sale proceeds of $82.0 million and recorded a gain of $0.6 million on disposal of these vessels during the year ended December 31, 2021.

Also during the year ended December 31, 2021, seven Handysize dry bulk carriers, which were accounted for as operating lease assets, were sold to an unrelated third party for total net sale proceeds of $97.7 million. A gain of $39.3 million was recorded on the disposal during the year ended December 31, 2021.

The drilling unit West Taurus, which was accounted for as an operating lease asset, was sold for recycling to a ship recycling facility in Turkey during the year ended December 31, 2021. A loss of $0.6 million was recorded on recycling during the year ended December 31, 2021. The wholly owned subsidiary owning the rig (SFL Deepwater Ltd) was initially accounted for using the equity method. In October 2020, the subsidiary ceased to be accounted for as an associate and became consolidated. (See Note 19: Investment in Associated Companies and Note 26: Related Party Transactions).

During the year ended December 31, 2020, the VLCC Front Hakata, which was accounted for as a direct financing lease asset, was sold to an unrelated third party. A gain of $1.4 million was recorded on the disposal. The Company received net sale proceeds of $30.3 million, net of $3.2 million compensation paid for early termination of the charter. (See Note 26: Related Party Transactions).

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

10.    GAIN ON SALE OF SUBSIDIARIES

No subsidiaries were sold during the years ended December 31, 2022 and December 31, 2021.

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

As of December 31, 2022 the balance of the long-term loan from SFL to River Box was $45.0 million (2021: $45.0 million). (See Note 26: Related Party Transactions).

The Company has accounted for the remaining 49.9% ownership in River Box using the equity method. (See Note 19: Investment in Associated Companies).

11.    OTHER FINANCIAL ITEMS, NET

Other financial items comprise the following items:

	Year ended December 31,
(in thousands of $)	2022	2021	2020
Net payments on non-designated derivatives relating to interest rate swaps	(341)	(6,707)	(4,575)
Net payments on non-designated derivatives relating to cross currency swaps	(7)	(8)	(6)
Net payments on non-designated derivatives relating to combined cross currency and interest rate swaps	—	—	(152)
Net payments relating to the settlement of interest rate swaps following the refinancing of debt	—	—	(4,539)
Total net cash movement on non-designated derivatives and swap settlements	(348)	(6,715)	(9,272)
Net (decrease)/increase in mark-to-market valuation of non-designated derivatives relating to interest rate swaps	17,202	11,607	(15,314)
Net (decrease)/increase in mark-to-market valuation of non-designated derivatives relating to cross currency swaps	(60)	(16)	5
Net (decrease)/increase in mark-to-market valuation of non-designated derivatives relating to combined cross currency and interest rate swaps	—	—	(5,124)
Total net movement in fair value of non-designated derivatives	17,142	11,591	(20,433)
Allowance for expected credit losses	522	722	(1,771)
Other items	(1,788)	1,085	5,531
Total other financial items, net	15,528	6,683	(25,945)

The net movement in the fair values of non-designated derivatives and net cash payments thereon relate to non-designated, terminated or de-designated interest rate swaps, cross currency interest rate swaps and cross currency swaps. Changes in the fair values of the effective portion of interest rate swaps that are designated as cash flow hedges are reported under "Other comprehensive income".

The above net movement in the valuation of non-designated derivatives in the year ended December 31, 2022, includes $0.0 million (2021: $0.0 million; 2020: $1.1 million) reclassified from "Other comprehensive income", as a result of certain interest rate swaps relating to loan facilities no longer being designated as cash flow hedges.

In the year ended December 31, 2021, other items included an equity distribution of $2.6 million from the Norwegian Shipowners’ Mutual War Risks Insurance Association ("DNK"). The total equity distribution paid by DNK to its members was made in proportion to premiums paid over a 10-year period.

Following the adoption of ASU 2016-13 "Financial Instruments - Credit Losses" from January 2020, the Company now recognizes, among other things, a measurement of expected credit losses for financial assets held at the reporting date which are within the scope of the ASU, based on historical experience, current conditions and reasonable supportable forecasts. During the year ended December 31, 2020, the Company recorded a credit loss provision of $1.8 million in the Consolidated Statement of Operations, with a corresponding allowance for credit loss amount reported as a reduction in the related balance sheet amount of Trade receivables, Other receivables, Related party receivables, Other long term assets and Investments in sales-type leases, direct financing leases and leaseback assets. During the year ended December 31, 2022, the Company recorded a decrease in the credit loss provision of $0.5 million (2021: $0.7 million). (See Note 28: Allowance for Expected Credit Losses).

In February 2016, the offshore support vessel Sea Bear, then chartered to a subsidiary of Deep Sea Supply (“Deep Sea”) was sold and its lease canceled. An agreed termination fee was received in the form of a loan note from Deep Sea, receivable over the approximately six remaining years of the canceled lease. In June 2017, Deep Sea completed a merger with Solstad Offshore ASA and Farstad Shipping ASA, creating Solstad Farstad ASA. In October 2018, Solstad Farstad ASA changed its name to Solstad Offshore ASA ("Solstad"). On October 20, 2020, Solstad held an extraordinary general meeting to approve its proposed debt restructuring to partly compensate stakeholders for prior losses incurred in connection with their failure to meet obligations on certain loans and lease agreements. SFL received 4.4 million shares in Solstad and cash compensation of NOK10 million ($1.1 million) which is included in other items above. The shares were subsequently sold by the Company and a gain on the sale of shares of $2.6 million was recorded in the Statement of Operations in the year ended December 31, 2020.

Other items in the year ended December 31, 2022, include a net loss of $0.7 million arising from foreign currency translations (2021: loss of $0.4 million; 2020: gain of $5.6 million). Other items also include bank charges and fees relating to loan facilities.

12.    INVESTMENTS IN DEBT AND EQUITY SECURITIES

Marketable securities held by the Company consist of corporate bonds and equity securities.

(in thousands of $)	2022	2021
Corporate Bonds
Balance at start of the year	9,680	9,431
Disposals during the year	(14,239)	—
Additions during the year	—	1,350
Unrealized (loss)/gain recorded in other comprehensive income	(631)	(284)
Realized gain/(loss)*	5,190	—
Accumulated other-than-temporary impairment*	—	(817)
Balance at end of the year	—	9,680

	2022	2021
Equity Securities
Balance at start of the year	11,530	19,374
Disposals during the year	(17,422)	(9,608)
Unrealized gain /(loss)*	8,389	1,087
Realized gain*	4,592	725
Foreign currency translation loss	194	(48)
Balance at the end of year	7,283	11,530

Total Investment in Debt and Equity Securities	7,283	21,210

Equity Securities pledged to creditors	—	10,238

*Balances included in "Gain/(loss) on investments in debt and equity securities" in the Consolidated Statements of Operations.

Corporate Bonds

The corporate bonds are classified as available-for-sale securities and are recorded at fair value, with unrealized gains and losses recorded as a separate component of "Other comprehensive income".

	Year ended December 31, 2022			Year ended December 31, 2021
(in thousands of $)	Amortised Cost	Unrealised gains/ (losses)*	Fair value	Amortised Cost	Unrealised gains/ (losses)*	Fair value

NorAm Drilling	—	—	—	4,132	487	4,619
NT Rig Holdco 12%	—	—	—	4,917	144	5,061
NT Rig Holdco 7.5%	—	—	—	—	—	—
Total corporate bonds	—	—	—	9,049	631	9,680

NorAm Drilling Company AS ("NorAm Drilling")

During the year ended December 31, 2022, the Company received an aggregate amount of $4.7 million from the redemption of NorAm Drilling bonds and recorded no gain or loss on redemption of the bonds. The accumulated gain of $0.5 million previously recognized in other comprehensive income was recognized in the Consolidated Statements of Operations.

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

During the year ended December 31, 2021, the Company acquired additional NT Rig Holdco Liquidity 12% Bonds for a total purchase price of $1.4 million (2020: $1.3 million). Also during the year ended December 31, 2021, an aggregate impairment loss of $0.8 million (2020: $4.3 million) was recorded in the Consolidated Statements of Operations in relation to the NT Rig Holdco 7.5% Bonds.

In the year ended December 31, 2021, the Company recognized an unrealized loss of $0.3 million (2020: gain $0.4 million) in respect of the NT Rig Holdco 12% Bonds and an unrealized gain of $0.0 million (2020: $0.0 million) in respect of the NT Rig Holdco 7.5% Bonds.

During the year ended December 31, 2022, the Company received an aggregate amount of $9.6 million from the redemption of NT Rig Holdco Liquidity 12% bonds and NT Rig Holdco 7.5% bonds, following the sale of five jack-up rigs by NT Rig Holdco. A realized gain of $4.7 million was recognized in the Consolidated Statements of Operations in relation to the redemption of the bonds.

Equity Securities

Changes in the fair value of equity investments are recognized in net income.

(in thousands of $)	2022	2021
Frontline*	—	10,238
NorAm Drilling	7,283	1,292
Total shares	7,283	11,530

*As of December 31, 2022, the carrying value of the shares held in Frontline plc (formerly Frontline Limited) (“Frontline”) pledged to creditors is $0.0 (2021: $10.2 million).

Frontline Shares

In December 2019, the Company entered into a forward contract to repurchase 3.4 million shares of Frontline, a related party, for $36.8 million in June 2020.

During the year ended December 31, 2020, the Company repurchased and simultaneously sold approximately 2.0 million shares in Frontline for total proceeds of $21.1 million and recorded gains of $2.3 million in the Consolidated Statements of Operations in respect of the sales.

The Company renewed the forward contract continuously from 2019 until September 2022. During the year ended December 31, 2022, the Company had a forward contract to repurchase 1.4 million shares (2021: 1.4 million shares) of Frontline, at a repurchase price of $16.7 million (2021: $16.4 million) including accrued interest. The transaction was accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability recorded within debt. In September 2022, the Company settled the forward contract in full and recorded the sale of the 1.4 million shares and extinguishment of the corresponding debt of $15.6 million. A net gain of $4.6 million was recognized in the Statement of Operations in respect of the settlement. (See also Note 22: Short-Term and Long-Term Debt, Note 26: Related Party Transactions and Note 29: Commitments and Contingent Liabilities).

Prior to the settlement, the Company had recognized a fair value adjustment gain of $2.6 million in the year ended December 31, 2022, (2021: gain $1.2 million; 2020: loss $16.0 million) in the Consolidated Statements of Operations.

NorAm Drilling

As of December 31, 2022 the Company held approximately 1.3 million shares (2021: 1.3 million) in NorAm Drilling which trade in the Norwegian Over the Counter market ("OTC"). The Company recognized a mark to market gain of $5.8 million (2021: loss $0.1 million, 2020: loss $2.5 million) in the Statement of Operations in the year ended December 31, 2022, together with a foreign exchange gain of $0.2 million (2021: loss $0.0 million; 2020: loss $0.3 million) in Other Financial Items in the Statement of Operations. (See also Note 26: Related Party Transactions).

ADS Maritime Holding

In 2018 the Company had acquired 4 million shares in ADS Maritime Holding Plc, formerly known as ADS Crude Carriers Plc (“ADS Maritime Holding”) for a total consideration of $10.0 million. (See Note 26: Related Party Transactions). In the year ended December 31, 2021, the Company recognized a mark to market gain of $0.0 million (2020: loss $3.9 million) in the Statement of Operations, along with a foreign exchange gain of $0.0 million (2020: loss $0.4 million) in Other Financial Items in the Statement of Operations.

In March 2021, the Company received a capital dividend of approximately $8.8 million from ADS Maritime Holding following the sale of its remaining two vessels. Also in March 2021, the Company sold its remaining shares in ADS Maritime Holding for a consideration of approximately $0.8 million, recognizing a gain of $0.7 million on disposal.

13.    TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Trade accounts receivable

Trade accounts receivable are presented net of the allowances for doubtful debts and expected credit losses. The allowance for expected credit losses relating to trade accounts receivable was $0.3 million as of December 31, 2022 (2021: $0.1 million). As of December 31, 2022, the Company has no reason to believe that any remaining amount included in trade accounts receivable will not be recovered through due process or negotiation. (See also Note 28: Allowance for Expected Credit Losses).

Other receivables

Other receivables, mainly include amounts due from vessel managers and claims receivable, which are presented net of the allowance for expected credit losses. The allowance for expected credit losses relating to other receivables was $0.9 million as of December 31, 2022 (2021: $0.5 million). (See also Note 28: Allowance for Expected Credit Losses).

14.    VESSELS, RIGS AND EQUIPMENT, NET

Movements in the year ended December 31, 2022 summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Vessels, Rigs and Equipment, net
Balance as of December 31, 2021	2,782,909	(552,326)	2,230,583
Depreciation	—	(146,518)	(146,518)
Vessel additions	560,750	—	560,750
Capital improvements	1,574	—	1,574
Balance as of December 31, 2022	3,345,233	(698,844)	2,646,389

During the year ended December 31, 2022, the Company took delivery of six Suezmax tankers, two LR2 product tankers, two newbuild 2,500 TEU container vessels and one 4,900 CEU car carrier for a total acquisition price of $560.8 million. Upon delivery, the vessels immediately commenced their long term charters.

The capital improvements of $1.6 million (2021: $14.4 million) relate to exhaust gas cleaning systems ("EGCS" or "scrubbers") and ballast water treatment systems ("BWTS") installed on three vessels (2021: 10 vessels) during the year ended December 31, 2022. Advances paid in respect of vessel upgrades in relation to EGCS and BWTS were included within "Capital improvements, newbuildings and vessel purchase deposits", until such time as the equipment was installed on the vessels, at which point the amounts were transferred to "Vessels, rigs and equipment, net".

Total depreciation expense for vessels, rigs and equipment was $146.5 million for the year ended December 31, 2022 (2021: $97.0 million; 2020: $71.3 million).

During the year ended December 31, 2021, one drilling unit (Linus), previously recorded as a direct financing lease, was reclassified to vessels, rigs and equipment at the carrying value of $355.6 million. The drilling unit was leased to a subsidiary of Seadrill Limited (“Seadrill”), previously a related party, until September 30, 2022. The reclassification occurred on March 9, 2021, following approval by the applicable bankruptcy court of the Interim Funding and Settlement Agreement signed between the Company and Seadrill, allowing Seadrill to pay reduced charter hire for Linus during the interim period. The change in rate met the definition of a modification resulting in the lease being reclassified from a direct financing lease to an operating lease. (Refer to Note 18: Investment in Sales-Type Leases, Direct Financing Leases and Leaseback Assets and Note 19: Investment in Associated Companies).

In August, 2021, the Company consolidated the wholly owned subsidiary owning the drilling rig Hercules that was previously accounted for using the equity method of accounting. (Refer to Note 19: Investment in Associated Companies). As a result, the carrying value of the drilling unit of $261.6 million, was recognized in Vessels, Rigs and Equipment, net in the year ended December 31, 2021.

In the year ended December 31, 2020, the Company consolidated the wholly owned subsidiary owning the drilling unit West Taurus that was previously accounted for using the equity method of accounting. (Refer to Note 19: Investment in Associated Companies). As a result, the entity has been consolidated in the financial statements and the carrying value of the drilling unit, of $258.1 million, was recognized in vessels, rigs and equipment, net. In September 2021, the rig was sold to a ship recycling facility in Turkey. During the year ended December 31, 2021, the Company recorded an impairment loss of $1.9 million (2020: $252.6 million) prior to disposal and a loss on sale of $0.6 million was recognized in the Consolidated Statement of Operations. (Refer to Note 9: Gain on Sale of Assets and Termination of Charters).

No impairment losses were recorded during the year ended December 31, 2022. In the year ended December 31, 2021, an impairment loss for West Taurus was recorded, as described above. In the year ended December 31, 2020, we recorded further impairment losses of $80.3 million against the carrying value of seven Handysize bulk carriers. The impairment charge arose in the year ended December 31, 2020, as a result of revised future cashflow estimates following uncertainty over future demand combined with negative implications for global trade of dry bulk commodities as a result of the COVID-19 outbreak.

During the year ended December 31, 2022, no vessel disposals took place.

During the year ended December 31, 2021, the Company entered into agreements to sell seven Handysize bulk carriers to an unrelated party based in Asia. The vessels were delivered to the buyer in the fourth quarter of 2021 and the Company recognized a net gain on disposal of $39.3 million. (Refer to Note 9: Gain on Sale of Assets and Termination of Charters).

During the year ended December 31, 2020, the Company sold five offshore support vessels and recorded a net gain of $0.9 million in connection with the disposals. (Refer to Note 9: Gain on Sale of Assets and Termination of Charters). Four of these vessels were accounted for as operating leases within Vessels, Rigs and Equipment, net, and the other one was accounted for as a direct financing lease. (Refer to Note 18: Investments in Sales-Type Leases, Direct Financing Leases and Leaseback Assets).

Acquisitions, disposals and impairments in respect of vessels accounted for as sales-type leases, direct financing leases, leaseback assets and vessels under finance leases are discussed in Note 18: Investment in Sales-Type Leases, Direct Financing Leases and Leaseback Assets and Note 16: Vessels under Finance Lease, Net.

15.    CAPITAL IMPROVEMENTS, NEWBUILDINGS AND VESSEL PURCHASE DEPOSITS

(in thousands of $)	2022	2021
Capital improvements in progress	4,127	591
Newbuildings	93,733	46,093
Vessel purchase deposits	—	11,000
	97,860	57,684

Capital improvements in progress comprises of advances paid and costs incurred in respect of upgrades in relation to the special periodic survey on two rigs (2021: BWTS on three vessels). This is recorded in "Capital improvements, newbuildings and vessel purchase deposits" until such time as the equipment is installed on a vessel or rig, at which point it is transferred to "Vessels, rigs and equipment, net" or "Investment in sales-type leases and direct financing leases".

The carrying value of newbuildings represents the accumulated costs which the Company has paid in purchase installments and other capital expenditures in relation to four (2021: four) newbuilding contracts, together with capitalized loan interest. Interest capitalized in the cost of newbuildings amounted to $2.7 million in the year ended December 31, 2022 (2021: $0.4 million, 2020: $0.0 million).

During the year ended December 31, 2021, the Company paid a deposit of $11.0 million in connection with the acquisition of two Suezmax tankers. The deposit was reclassified to "Vessels, Rigs and Equipment, net" upon delivery of the vessels in January and February 2022. (See Note 14: Vessels, Rigs and Equipment, Net).

16.    VESSELS UNDER FINANCE LEASE, NET

Movements in the year ended December 31, 2022 summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Vessels under Finance Lease, net
Balance as of December 31, 2021	777,939	(121,867)	656,072
Depreciation	—	(41,309)	(41,309)
Balance as of December 31, 2022	777,939	(163,176)	614,763

As of December 31, 2022, seven vessels were accounted for as vessels under finance lease, made up of four 14,000 TEU container vessels and three 10,600 TEU container vessels. The vessels are leased back for an original term ranging from six to 11 years, with options to purchase each vessel after six years.

Total depreciation expense for vessels under finance lease amounted to $41.3 million for the year ended December 31, 2022 and is included in depreciation in the consolidated statements of operations. (2021: $41.3 million; 2020: $40.0 million).

17.    OTHER LONG TERM ASSETS

Other long term assets comprise the following items:

(in thousands of $)	2022	2021
Collateral deposits on swap agreements	8,770	10,368
Value of acquired charter-out contracts, net	4,712	7,607
Other	—	566
Total other long-term assets	13,482	18,541

Collateral deposits exist on our interest rate, cross currency interest rate and cross currency swaps. Further amounts may be called upon during the term of the swaps if interest rates or currency rates move adversely.

The Company purchased four container vessels, Thalassa Mana, Thalassa Tyhi, Thalassa Doxa and Thalassa Axia, with each vessel subject to pre-existing time charters. A value of $18.0 million was assigned to these charters on acquisition in 2018. During the year ended December 31, 2022, the amortization charged to time charter revenue was $2.9 million (2021: $2.9 million, 2020: $2.9 million).

Other long term assets previously included $1.9 million of loan notes receivables due from third parties in relation to the early termination of charters. Following the adoption of ASU 2016-13 from January 1, 2020, the Company recognized a credit loss provision totaling $1.9 million against this long term receivables balance thereby resulting in a net balance of $0.0 million from December 31, 2020. There was no movement to the foregoing during the years ended December 31, 2022 and December 31, 2021.

18.    INVESTMENTS IN SALES-TYPE LEASES, DIRECT FINANCING LEASES AND LEASEBACK ASSETS

Following the adoption of ASU 2016-02 from January 2019, the Company records new and modified leases as per ASC 842. The Company has elected the practical expedient to not reassess existing leases. The adoption of the standard resulted in no opening balance adjustments. See also Accounting policies within Note 2.

(in thousands of $)	2022	2021
Investments in sales-type and direct financing leases	66,504	147,230
Investments in leaseback assets	52,519	57,536
	119,023	204,766

As of December 31, 2022, the Company had a total of nine vessel charters accounted for as sales-type and direct financing leases (2021: 12 vessels) and one vessel charter classified as leaseback assets (2021: one vessel).

Investments in sales-type and direct financing leases

As of December 31, 2021, the Company had two VLCCs accounted for as direct financing leases, which were on long-term, fixed rate charters to Frontline Shipping. Frontline Shipping is a wholly owned subsidiary of Frontline, a related party. The terms of the charters did not provide Frontline Shipping with an option to terminate the charters before the end of their terms. In April 2022, the Company sold the two VLCCs on charter to Frontline Shipping, to an unrelated third party. (Refer to Note 9: Gain on Sale of Assets and Termination of Charters).

The VLCC Front Hakata was sold to an unrelated third party in February 2020. A gain on sale of $1.4 million was recognized in the Consolidated Statements of Operations. (Refer to Note 9: Gain on Sale of Assets and Termination of Charters and Note 26: Related Party Transactions).

As of December 31, 2022, the Company had nine (December 31, 2021: 10) container vessels accounted for as direct financing leases which were chartered on long-term bareboat charters to MSC Mediterranean Shipping Company S.A. ("MSC"). The terms of the charters for the nine container vessels provide the charterer with a minimum fixed price purchase obligation at the expiry of each of the charters. In April 2022, the Company sold and redelivered one 1,700 TEU container vessel to MSC, following the end of the vessel's bareboat charter. (Refer to Note 9: Gain on Sale of Assets and Termination of Charters).

The Company also owned 15 container vessels accounted for as 'direct financing leases' which were chartered on long-term bareboat charters to MSC Mediterranean Shipping Company S.A. ("MSC"). The terms of the charters for the 15 container vessels provided the charterer with purchase options throughout the term of the charters and the Company with a put option at the end of the seven years charter period. During the year ended December 31, 2021, the 15 container vessels were sold and redelivered to MSC, following exercise of the applicable purchase options. (Refer to Note 9: Gain on Sale of Assets and Termination of Charters).

The Company owned one offshore supply vessel accounted for as a direct financing lease which was chartered on a long-term bareboat charter. In February 2020, the Company entered into a Memorandum of Agreement to sell the offshore support vessel Sea Leopard for recycling to Green Yard AS, an unrelated third party. The vessel was delivered in May 2020. During the year ended December 31, 2020 the Company recorded an impairment loss of $0.2 million prior to disposal and a loss on sale of $0.03 million was recognized in the Consolidated Statement of Operations. (Refer to Note 9: Gain on Sale of Assets and Termination of Charters and Note 26: Related Party Transaction).

During the year ended December 31, 2020, the Company recognized the amount of $361.0 million in investments in direct financing leases in respect of one drilling unit (Linus) which was leased to a subsidiary of Seadrill until September 30, 2022. SFL Linus Ltd was previously determined to be a variable interest entity in which the Company was not the primary beneficiary and the subsidiary was accounted for under the equity method. Following changes to the financing agreement in October 2020 as a result of defaults by Seadrill, the Company was determined to be the primary beneficiary of SFL Linus and consolidated it from this date. On March 9, 2021, the applicable bankruptcy court approved the Interim Funding and Settlement Agreement signed between the Company and Seadrill, allowing Seadrill to pay reduced charter hire for Linus during the interim period. The change in charter rate met the definition of a modification resulting in the lease being reclassified from a direct financing lease to an operating lease. A carrying value of $355.6 million was included in vessels, rigs and equipment in respect of the rig. (Refer to Note 14: Vessels, Rigs and Equipment, Net and Note 19: Investment in Associated Companies).

River Box was a previously wholly owned subsidiary of the Company. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships, MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. Following the sale of River Box, the investments in the four container vessels accounted for as direct financing leases of $540.9 million have been derecognized from the consolidated financial statements of the Company. (Refer to Note 10: Gain on Sale of Subsidiaries and Note 19: Investment in Associated Companies).

Investments in leaseback assets

When a sale and leaseback transaction does not qualify for sale accounting, the Company does not recognize the transferred vessels and instead accounts for the purchase as a leaseback asset.

In May 2020, SFL acquired a newbuild VLCC from Landbridge Universal Limited ("Landbridge") where control was not deemed to have passed to the Company due to the presence of repurchase options in the lease on acquisition and therefore was classified as a leaseback asset. Upon delivery, the vessel immediately commenced a seven-year bareboat charter back to Landbridge. The charterer has purchase options throughout the term of the charters and there is a purchase obligation at the end of the seven-year period.

During the year ended December 31, 2019, the Company acquired six vessels where control was not deemed to have passed to the Company due to the existence of repurchase options in the leases on acquisition. These have therefore been classified as 'leaseback assets'. These comprised of three second-hand feeder size container vessels which were acquired in a purchase and leaseback with subsidiaries of MSC. The vessels were chartered back for approximately six years on bareboat basis. The charterer had purchase options throughout the term of the charters and the Company had a put option at the end of the six-year period. During the year ended December 31, 2021, the three container vessels were sold and redelivered to MSC, following exercise of the applicable purchase options. (Refer to Note 9: Gain on Sale of Assets and Termination of Charters).

Additionally, the Company entered into purchase and leaseback transactions to acquire three newbuilding VLCC crude oil tankers. The vessels were acquired from an affiliate of Hunter Group ASA ("Hunter Group") and leased back to the Hunter Group on five-year bareboat charters. During the year ended December 31, 2020, SFL redelivered all three VLCCs to the Hunter Group, following exercise of options. Net proceeds of $176.2 million were received and debt of $142.5 million was repaid. (Refer to Note 9: Gain on Sale of Assets and Termination of Charters).

The following lists the components of investments in sales-type leases, direct financing leases and leaseback assets as of December 31, 2022 and December 31, 2021:

(in thousands of $)	December 31, 2022
	Sales-Type Leases and Direct Financing Leases	Leaseback Assets	Total
Total minimum lease payments to be received	30,708	34,160	64,868
Purchase obligations at the end of the leases	43,150	31,500	74,650
Net minimum lease payments receivable	73,858	65,660	139,518
Estimated residual values of leased property (un-guaranteed)	—	—	—
Less: unearned income	(7,252)	(13,051)	(20,303)
Total investment in sales-type lease, direct financing lease and leaseback assets	66,606	52,609	119,215
Allowance for expected credit losses*	(102)	(90)	(192)
Total investment in sales-type lease, direct financing lease and leaseback assets	66,504	52,519	119,023
Current portion	10,794	4,638	15,432
Long-term portion	55,710	47,881	103,591

(in thousands of $)	December 31, 2021
	Sales-Type Leases and Direct Financing Leases	Leaseback Assets	Total
Total minimum lease payments to be received	120,411	43,103	163,514
Purchase obligations at the end of the leases	44,900	31,500	76,400
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(34,128)	—	(34,128)
Net minimum lease payments receivable	131,183	74,603	205,786
Estimated residual values of leased property (un-guaranteed)	34,721	—	34,721
Less: unearned income	(17,532)	(16,946)	(34,478)
Total investment in sales-type lease, direct financing lease and leaseback assets	148,372	57,657	206,029
Allowance for expected credit losses*	(1,142)	(121)	(1,263)
Total investment in sales-type lease, direct financing lease and leaseback assets	147,230	57,536	204,766
Current portion	18,436	5,048	23,484
Long-term portion	128,794	52,488	181,282

*See Note 28: Allowance for Expected Credit Losses.

The minimum future gross revenues including purchase obligations to be received under the Company's non-cancellable sales type leases, direct financing leases and leaseback assets as of December 31, 2022, are as follows:

(in thousands of $) Year ending December 31,	Sales-Type Leases and Direct Financing Leases	Leaseback Assets	Total
2023	14,688	8,162	22,850
2024	23,079	7,686	30,765
2025	36,091	7,665	43,756
2026	—	7,665	7,665
2027	—	34,482	34,482
Thereafter	—	—	—
Total minimum lease payments to be received	73,858	65,660	139,518

Interest income earned on investments in direct financing leases, sales type leases and leaseback assets in the year ended December 31, 2022 was as follows:

(in thousands of $)	2022	2021	2020
Investments in sales type and direct financing leases*	5,021	14,173	57,579
Investments in leaseback assets	3,895	5,351	13,637
Total	8,916	19,524	71,216

* Interest income earned on investments in sales-type leases and direct financing leases in the above table includes $0.4 million in relation to Frontline Shipping, a related party (2021: $1.5 million; 2020: $1.7 million).

19.    INVESTMENT IN ASSOCIATED COMPANIES

The Company has, and has had, certain wholly-owned subsidiaries which are accounted for using the equity method of accounting, as it has been determined under ASC 810 that they are variable interest entities in which SFL is not the primary beneficiary.

As of December 31, 2022, 2021 and 2020, the Company had the following participation in investments that are recorded using the equity method:

	2022	2021	2020
River Box Holding Inc.	49.90%	49.90%	49.90%
SFL Deepwater Ltd	*	*	*
SFL Hercules Ltd	*	*	100.00%
SFL Linus Ltd	*	*	*

River Box was a previously wholly owned subsidiary of the Company. River Box holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. A gain of $1.9 million was recognized in the Statement of Operations for the year ended December 31, 2020 in relation to the disposal. (See Note 10: Gain on Sale of Subsidiaries). The Company has accounted for the remaining 49.9% ownership in River Box using the equity method.

SFL Hercules Ltd ("SFL Hercules") and SFL Linus Ltd ("SFL Linus") each owned the drilling units Hercules and Linus respectively. These units were leased to subsidiaries of Seadrill, previously a related party. SFL Deepwater Ltd ("SFL Deepwater") owned the drilling unit West Taurus, which was also on charter to a subsidiary of Seadrill until the first quarter of 2021. Because the main assets of SFL Deepwater, SFL Hercules and SFL Linus were the subject of leases which each include both fixed price call options and a fixed price purchase obligation or put option, they were previously determined to be variable interest entities in which the Company was not the primary beneficiary.

In September 2017, Seadrill announced that it has entered into a restructuring agreement (the “2017 Restructuring Plan”) with more than 97% of its secured bank lenders, approximately 40% of its bondholders and a consortium of investors led by its largest shareholder, Hemen, who was also the largest shareholder in the Company at the time. The Company, SFL Deepwater, SFL Hercules and SFL Linus also entered into the 2017 Restructuring Plan, which was implemented by way of prearranged Chapter 11 cases.

In September and October 2020, Seadrill failed to pay hire when due under the leases for the three drilling units. The overdue hires together with certain other events, constituted an event of default.
During the year ended December 31, 2020, and following changes to the loan agreements, the Company was determined to be the primary beneficiary of SFL Linus and was consolidated from October 2020. SFL Deepwater was also consolidated from October 2020 as the Company was deemed to be primary beneficiary from this date.

In February 2021, Seadrill and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas. SFL and certain of its subsidiaries entered into court approved interim agreements with Seadrill relating to two of the Company’s drilling rigs, Linus and Hercules.

The lease to West Taurus was rejected by the court in March 2021 and the rig was redelivered by Seadrill to SFL in the second quarter of 2021. In March 2021, the Company signed an agreement for the recycling of the rig at a facility in Turkey and delivered the rig to the recycling facility in September 2021. The asset was derecognized on disposal and a net loss of $0.6 million was recorded in relation to the recycling of the rig. (Refer to Note 9: Gain on Sale of Assets and Termination of Charters).

During the year ended December 31, 2021 and following amendments to the Hercules bareboat charter and loan facility agreements, SFL Hercules was determined to no longer be a variable interest entity and was consolidated from August 2021.

On February 22, 2022, Seadrill announced that it has emerged from Chapter 11 after successfully completing its reorganization. Upon emergence a new independent board of directors assumed leadership of the new parent company of the Seadrill group, which is referred to as Seadrill 2021 Limited. Hemen's shareholding in Seadrill 2021 Limited post-emergence from bankruptcy is also below 1%. Consequently, SFL determined that Seadrill is no longer a related party following the emergence from bankruptcy. (See Note 26: Related Party Transactions).

Summarized balance sheet information of the Company's equity method investees is as follows:

	River Box
(in thousands of $)	2022	2021
Share presented	49.90%	49.90%
Current assets	15,186	13,987
Non-current assets	234,572	247,361
Total assets	249,758	261,348
Current liabilities	14,267	13,242
Non-current liabilities (1)	218,944	231,471
Total liabilities	233,211	244,713
Total stockholders' equity (2)	16,547	16,635
(1)River Box non-current liabilities as of December 31, 2022, include $45.0 million due to SFL (2021: $45.0 million). (See Note 26: Related Party Transactions).
(2)In the year ended December 31, 2022, River Box paid a dividend of $2.9 million to the Company (2021: $2.2 million).

Summarized statement of operations information of the Company's equity method investees is shown below.

Year ended December 31, 2022
(in thousands of $)	River Box
Operating revenues	19,269
Net operating revenues	19,248
Net income (3)	2,833

	Year ended December 31, 2021
(in thousands of $)	River Box	SFL Hercules	TOTAL
Operating revenues	20,115	13,753	33,868
Net operating revenues	20,094	6,558	26,652
Net income (3)	3,267	927	4,194

	Year ended December 31, 2020
(in thousands of $)	SFL Deepwater	SFL Hercules	SFL Linus	TOTAL
Operating revenues	11,835	15,072	18,666	45,573
Net operating revenues	11,892	15,050	18,590	45,532
Net income (3)	(6,002)	3,827	6,461	4,286

(3)The net income of River Box for the year ended December 31, 2022, includes interest payable to SFL amounting to $4.6 million. The net income of River Box and SFL Hercules for the year ended December 31, 2021, includes interest payable to SFL amounting to $4.6 million and $2.4 million respectively. The net income of River Box, SFL Deepwater, SFL Hercules and SFL Linus for 2020 includes interest payable to SFL amounting to $0.0 million, $3.8 million, $3.6 million, and $4.5 million, respectively. (See Note 26: Related Party Transactions).

As required by ASU 2016-13 'Financial Instruments - Credit Losses' from January 2020, the associated companies recognized an allowance for expected credit losses in respect of their principal financial assets: 'Investment in direct financing leases' and 'Related party receivable balances', held at the reporting date, which are within the scope of the ASU.

Movements in the year ended December 31, 2022, in the allowance for expected credit losses can be summarized as follows:

As of December 31, 2022
(in thousands of $)	River Box
Share presented	49.90%
Balance as of December 31, 2021	396
Allowance recorded in net income of associated company	(18)
Balance as of December 31, 2022	378

As indicated in Note 2: 'Accounting Policies', the allowance for expected credit losses is based on an analysis of factors including the credit rating assigned to the lessee, Seadrill, management's assessment of current and expected conditions in the offshore drilling market and calculated collateral exposure.

In the year ended December 31, 2022, River Box paid a dividend of $2.9 million to the Company (2021: $2.2 million). In 2021, SFL Hercules did not pay any dividends to the Company.

20.    ACCRUED EXPENSES

(in thousands of $)	2022	2021
Vessel operating expenses	17,315	11,278
Administrative expenses	1,650	1,626
Interest expense	8,233	6,890
	27,198	19,794

21.    OTHER CURRENT LIABILITIES

(in thousands of $)	2022	2021
Deferred and prepaid charter revenue	27,196	21,505
Employee taxes	45	35
Other items	563	1,206
	27,804	22,746

22.    SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	2022	2021
Long-term debt:
NOK700 million senior unsecured floating rate bonds due 2023	71,243	79,507
4.875% senior unsecured convertible bonds due 2023	137,900	137,900
NOK700 million senior unsecured floating rate bonds due 2024	70,734	78,939
NOK600 million senior unsecured floating rate bonds due 2025	60,048	61,334
7.25% senior unsecured sustainability-linked bonds due 2026	150,000	150,000
Lease debt financing	394,555	126,955
Borrowings secured on Frontline shares	—	15,639
U.S. dollar denominated floating rate debt due through 2029	1,329,156	1,253,481
Total debt principal	2,213,636	1,903,755
Less: unamortized debt issuance costs	(12,580)	(14,541)
Less: current portion of long-term debt	(921,270)	(302,769)
Total long-term debt	1,279,786	1,586,445

The outstanding debt as of December 31, 2022, is repayable as follows:

Year ending December 31,	(in thousands of $)
2023	921,270
2024	295,494
2025	437,200
2026	235,242
2027	185,158
Thereafter	139,272
Total debt principal	2,213,636

Interest rate information

	December 31, 2022	December 31, 2021
Weighted average interest rate*	5.30%	2.68%
US Dollar London Interbank Offered Rate ("LIBOR"), 3-Month, closing rate	4.77%	0.21%
Secured Overnight Financing Rate ("SOFR"), closing rate	4.30%	0.05%
Effective Federal Funds Rate ("EFFR"), closing rate	4.33%	0.07%
Norwegian Interbank Offered Rate ("NIBOR")	3.26%	0.95%

*The weighted average interest rate is for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) which takes into consideration the effect of related interest rate swaps.

$475 million term loan and revolving credit facility
SFL Linus was consolidated from October 29, 2020. (See Note 19: Investment in Associated Companies). In October 2013, SFL Linus entered into a $475.0 million five-year term loan and revolving credit facility with a syndicate of banks to partly finance the acquisition of the rig. The facility was drawn in February 2014. During the year ended December 31, 2017, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. In addition, the Company had given the banks a first priority pledge over all shares of SFL Linus and assigned all claims under a secured loan made by the Company to SFL Linus in favor of the banks. This loan is secured by a second priority mortgage over the rig which has been assigned to the banks. In November 2022, , the second priority mortgage over the rig was released and the rig Linus was transferred to the wholly owned subsidiary Linus Rig Ltd. The loan agreement was amended to include Linus Rig Ltd as jointly and severally liable with SFL Linus under the terms of the agreement. As of December 31, 2022, the balance outstanding under this facility was $183.8 million (2021: $199.9 million). The Company fully guaranteed the facility as of December 31, 2022 (2021: fully guaranteed).

$375 million term loan and revolving credit facility
SFL Hercules was consolidated from August 27, 2021. (See Note 19: Investment in Associated Companies). In May 2013, SFL Hercules entered into a $375.0 million six-year term loan and revolving credit facility with a syndicate of banks to partly finance the acquisition of the harsh environment semi-submersible drilling rig Hercules, previously owned by the wholly owned subsidiary SFL Deepwater. The facility was drawn in June 2013. In connection with the 2017 Restructuring Plan of Seadrill, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. In August 2021, the Company entered into an amendment to its existing charter agreement (the “amendment agreement”) with subsidiaries of Seadrill for Hercules, which was approved by the applicable bankruptcy court in September 2021. Each of SFL’s financing banks consented to the amendment agreement, and SFL’s limited corporate guarantee of the outstanding debt of the rig owning subsidiary remains unchanged at $83.1 million as of December 31, 2022 (2021: $83.1 million). Additionally, SFL agreed to a cash contribution of $5.0 million to the SFL Hercules's pledged earnings account at the time of redelivery following the termination of the Seadrill charter, in addition to a $3.0 million payable by Seadrill. These contributions were made in December 2022 following the redelivery of the rig by Seadrill. As of December 31, 2022, the balance outstanding under this facility was $153.5 million (2021: $169.6 million). In January 2023, the rig Hercules was transferred by SFL Hercules Ltd. to the wholly owned subsidiary Hercules Rig Ltd. The loan agreement was amended to include Hercules Rig Ltd as jointly and severally liable with SFL Hercules under the terms of the agreement.

$45 million secured term loan and revolving credit facility
In June 2014, seven wholly-owned subsidiaries of the Company entered into a $45.0 million secured term loan and revolving credit facility with a bank, secured against seven 4,100 TEU container vessels. The facility bears interest at LIBOR plus a margin and has a term of five years. During June 2019, the terms of loan were amended and the loan was extended by a further two years. During June 2021 the terms of the loan were further amended and the loan was extended by a further four years. As of December 31, 2022, the available amount under the revolving part of the facility was $0.0 million (2021: $0.0 million). The net amount outstanding as of December 31, 2022, was $37.5 million (2021: $42.5 million).

$20 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $20.0 million secured term loan facility with a bank, secured against two 5,800 TEU container vessels. The facility bears interest at LIBOR plus a margin and has a term of five years. In September 2019, the terms of the loan were amended and restated, and the facility now matures in March 2024. The net amount outstanding as of December 31, 2022, was $13.8 million (2021: $15.6 million).

$39 million secured term loan facility
In December 2014, two wholly-owned subsidiaries of the Company entered into a $39.0 million secured term loan facility with a bank, secured against two Kamsarmax dry bulk carriers. The Company had provided a limited corporate guarantee for this facility, which bore interest at LIBOR plus a margin and had a term of approximately eight years. The facility matured in August 2022 and was fully repaid. The net amount outstanding as of December 31, 2022, was $0.0 million (2021: $19.4 million).

$166.4 million secured term loan facility
In July 2015, eight wholly-owned subsidiaries of the Company entered into a $166.4 million secured term loan facility with a syndicate of banks, secured against eight Capesize dry bulk carriers. The Company had provided a limited corporate guarantee for this facility, which bore interest at LIBOR plus a margin and had a term of seven years. The facility matured in July 2022 and was fully repaid. The net amount outstanding as of December 31, 2022 was $0.0 million (2021: $76.3 million).

$76 million secured term loan facility
In August 2017, two wholly-owned subsidiaries of the Company entered into a $76.0 million secured term loan facility with a bank, secured against two product tankers. The two product tankers were delivered in August 2017. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. As of December 31, 2022, the net amount outstanding was $48.7 million (2021: $53.9 million).

4.875% senior unsecured convertible bonds due 2023
On April 23, 2018, the Company issued a senior unsecured convertible bond totaling $150.0 million. Additional bonds were issued on May 4, 2018 at a principal amount of $14.0 million. Interest on the bonds is fixed at 4.875% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1 and November 1. The bonds are convertible into SFL Corporation Ltd. common shares and mature on May 1, 2023. The net amount outstanding as of December 31, 2022 was $137.9 million (2021: $137.9 million). The initial conversion rate at the time of issuance was 52.8157 common shares per $1,000 bond, equivalent to a conversion price of approximately $18.93 per share. Since the issuance, dividend distributions have increased the conversion rate to 85.0332 common shares per $1,000 bond, equivalent to a conversion price of approximately $11.76 per share. Based on the closing price of our common stock of $9.22 on December 31, 2022, the if-converted value was less than the principal amounts by $29.8 million. During the year ended December 31, 2021, the Company purchased bonds with principal amounts totaling $2.0 million (2020: $8.4 million). A gain of $0.2 million was recorded on the transaction (2020: $0.3 million). In the year ended December 31, 2022, no bonds were repurchased.

In conjunction with the bond issue, the Company agreed to loan up to 7,000,000 of its common shares to affiliates of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. As of December 31, 2022, a total of 3,765,842 shares were issued from up to 7,000,000 shares issuable under a share lending arrangement.

As required by ASC 470-20 "Debt with conversion and Other Options", the Company calculated the equity component of the convertible bond, taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $7.9 million at issuance and this amount was recorded as "Additional paid-in capital", with a corresponding adjustment to "Deferred charges", which was amortized to "Interest expense" over the appropriate period. The amortization of this item amounted to $1.4 million in the year ended December 31, 2021 (2020: $1.3 million). As a result of the purchase of bonds with principal amounts totaling $2.0 million (2020: $8.4 million), a total of $0.1 million was allocated as the reacquisition of the equity component (2020: $0.3 million). The balance remaining in equity as of December 31, 2021 was $6.7 million (2020: $6.8 million).

On January 1, 2022, the Company implemented the guidance contained in ASU 2020-06 which simplifies the accounting for ]certain financial instruments with characteristics of liabilities and equity. ASU 2020-06, was adopted using the modified retrospective method (see Note 2: Accounting Policies). Following the adoption, the 4.875% senior unsecured convertible notes due 2023 are reflected entirely as a liability as the embedded conversion feature is no longer presented within stockholders' equity. The cumulative effect of adopting this guidance was an incremental adjustment of $4.3 million to opening retained earnings, and a $5.9 million reduction to additional paid-in capital as of January 1, 2022. This net adjustment to equity of $1.6 million resulted in a corresponding decrease in deferred debt issuance costs. The balance remaining in equity as of January 1, 2022 and December 31, 2022 was $0.8 million which relates to the share-lending arrangement.

NOK700 million senior unsecured bonds due 2023
On September 13, 2018 the Company issued a senior unsecured bond totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on September 13, 2023. On July 30, 2019, the Company conducted a tap issue of NOK100 million under this facility. The bonds were issued at 101.625% of par, and the new outstanding amount after the tap issue is NOK700 million. The net amount outstanding as of December 31, 2022, was NOK700 million, equivalent to $71.2 million (2021: NOK700 million, equivalent to $79.5 million).

$17.5 million secured term loan facility due 2023
In December 2018, two wholly-owned subsidiaries of the Company entered into a $17.5 million secured term loan facility with a bank, secured against two Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding as of December 31, 2022, was $9.4 million (2021: $11.1 million).

$24.9 million senior secured term loan facility
In February 2019, three wholly-owned subsidiaries of the Company entered into a $24.9 million senior secured term loan facility with a bank, secured against three Supramax dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding as of December 31, 2022, was $15.1 million (2021: $17.7 million).

$50 million senior secured term loan facility
In February 2019, three wholly-owned subsidiaries of the Company entered into a $50.0 million senior secured term loan facility with a bank, secured against three VLCCs chartered to Frontline Shipping. In 2020, $14.9 million of this facility was repaid following the sale of one VLCC and the facility then related to the remaining two VLCCs. The Company had provided a corporate guarantee for this facility, which bore interest at LIBOR plus a margin and had a term of approximately three years. The facility matured in February 2022 and was fully repaid. The net amount outstanding as of December 31, 2022, was $0.0 million (2021: $35.2 million).

$29.5 million term loan facility
In March 2019, two wholly-owned subsidiaries of the Company entered into a $29.5 million term loan facility with a bank, secured against two car carriers. The Company had provided a corporate guarantee for this facility, which bore interest at LIBOR plus a margin and had a term of approximately five years. In April 2022, the facility was repaid early in full. The net amount outstanding as of December 31, 2022, was $0.0 million (2021: $19.0 million).
NOK700 million senior unsecured bonds due 2024
On June 4, 2019, the Company issued a senior unsecured bond totaling NOK700 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on June 4, 2024. During the year ended December 31, 2020, the Company purchased bonds with principal amounts totaling NOK5 million equivalent to $0.5 million. A gain of $0.0 million was recorded on the transaction. No bonds were repurchased in the years ended December 31, 2022 and December 31, 2021. The net amount outstanding as of December 31, 2022 was NOK695 million equivalent to $70.7 million (2021: NOK695 million, equivalent to $78.9 million).

$33.1 million term loan facility
In June 2019, five wholly-owned subsidiaries of the Company entered into a $33.1 million term loan facility with a syndicate of banks. The Company has provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately four years. During the year ended December 31, 2020 the five subsidiaries were dissolved and the facility was assigned to the Company. The net amount outstanding as of December 31, 2022, was $21.9 million (2021: $25.3 million).

NOK600 million senior unsecured bonds due 2025
On January 21, 2020, the Company issued a senior unsecured bond totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on January 21, 2025. During the year ended December 31, 2020, the Company purchased bonds with principal amounts totaling NOK60 million equivalent to $6.0 million. A gain of $1.4 million was recorded on the transaction. No bonds were repurchased in the years ended December 31, 2022 and December 31, 2021. In December 2022, the Company resold NOK50 million equivalent to $5.0 million of the bonds which had been repurchased in 2020. The net amount outstanding as of December 31, 2022 was NOK590 million equivalent to $60.0 million (2021: NOK540 million, equivalent to $61.3 million).

$40 million senior secured term loan facility
In March 2020, two wholly-owned subsidiaries of the Company entered into a $40.0 million senior secured term loan facility with a bank, secured against two Suezmax tankers. The Company has provided a corporate guarantee for this facility, which bore interest at LIBOR plus a margin and with a term of approximately two years. During March 2022, the terms of loan were amended to bear interest at SOFR plus a margin and the loan was extended by a year. The net amount outstanding as of December 31, 2022, was $31.9 million (2021: $32.9 million).

$175 million term loan facility
In March 2020, four wholly-owned subsidiaries of the Company entered into a $175 million term loan facility with a syndicate of banks, secured against four 8,700 TEU containerships. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and with a term of approximately five years. The net amount outstanding as of December 31, 2022, was $127.7 million (2021: $146.6 million).

$50 million senior secured term loan facility
In May 2020, a wholly-owned subsidiary of the Company entered into a $50.0 million senior secured term loan facility with a bank, bearing interest at LIBOR plus a margin and with a term of approximately five years. The facility is secured against a 308,000 dwt VLCC. The net amount outstanding as of December 31, 2022, was $43.1 million (2021: $45.8 million).

$50 million senior secured credit facility
In November 2020, a wholly-owned subsidiary of the Company entered into a $50.0 million senior secured term loan facility with a bank, secured against a container vessel. The Company has provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and with a term of approximately four years. The net amount outstanding as of December 31, 2022, was $40.0 million (2021: $45.0 million).

$51 million term loan facility
In February 2021, a wholly-owned subsidiary of the Company entered into a $51.0 million term loan facility with a bank, secured against a container vessel. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and with a term of approximately four years. The net amount outstanding as of December 31, 2022, was $43.3 million (2021: $47.7 million).

$51 million term loan facility
In April 2021, a wholly-owned subsidiary of the Company entered into a $51.0 million term loan facility with a bank, secured against a container vessel. The Company has provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and with a term of approximately four years. The net amount outstanding as of December 31, 2022, was $44.4 million (2021: $48.8 million).

7.25% senior unsecured sustainability-linked bonds due 2026
On May 12, 2021, the Company issued a senior unsecured sustainability-linked bond totaling $150 million in the Nordic credit market. The bonds bear quarterly interest at a fixed rate of 7.25% per annum and are redeemable in full on May 12, 2026. By the maturity date of the bond, the Company aims to have committed an amount at least equal to the size of the issue on upgrades of existing vessels and/or vessel acquisitions. The net amount outstanding as of December 31, 2022 was $150.0 million (2021: $150.0 million).

$134 million term loan facility
In September 2021, two wholly-owned subsidiaries of the Company entered into a $134.0 million term loan facility with a bank, secured against two container vessels. The Company had provided a limited corporate guarantee for this facility, which bore interest at LIBOR plus a margin and had a term of approximately three years. In September 2022, the facility was repaid early in full. The net amount outstanding as of December 31, 2022, was $0.0 million (2021: $130.4 million).

$35 million term loan facility
In December 2021, a wholly-owned subsidiary of the Company entered into a $35.0 million term loan facility with a bank, secured against a container vessel. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately seven years. The net amount outstanding as of December 31, 2022, was $32.9 million (2021: $35.0 million).

$107.3 million term loan facility
In December 2021, three wholly-owned subsidiaries of the Company entered into a $107.3 million term loan facility with a bank, secured against three Suezmax tankers. One of the vessels was delivered in 2021, and $35.8 million of the facility was drawn down. Two vessels were delivered in 2022 and the remaining $71.5 million of the facility was drawn down. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding as of December 31, 2022, was $102.0 million (2021: $35.8 million).

$35.1 million term and revolving loan facility
In February 2022, two wholly-owned subsidiaries of the Company entered into a $35.1 million term and revolving loan facility with a bank, secured against two VLCCs. The Company had provided a limited corporate guarantee for this facility, which bore interest at SOFR plus a margin and had a term of approximately three years. During the year ended December 31, 2022, the two VLCCs were sold. The vessels were delivered in April 2022, and the facility was fully repaid. The net amount outstanding as of December 31, 2022, was $0.0 million (2021: $0.0 million).

$100.0 million term loan facility
In March 2022, four wholly-owned subsidiaries of the Company entered into a $100.0 million term loan facility with a bank, secured against four product tankers. The Company has provided a limited corporate guarantee for this facility, which bears interest at SOFR plus a margin and with a term of approximately five years. The net amount outstanding as of December 31, 2022, was $92.4 million (2021: $0.00 million).

$30.0 million loan facility
In December 2021, a wholly-owned subsidiary of the Company entered into a general share lending agreement and 8,000,000 shares were transferred into the custody of the counterparty. This facility provides a $30.0 million loan in connection with the 8,000,000 lent shares. The facility is repayable on demand, by either party to the agreement. The Company drew down $30.0 million in August 2022, and subsequently repaid the facility in full in October 2022. The facility bore interest at the US Federal Funds Rate with a zero floor plus a margin. The net amount outstanding as of December 31, 2022, was $0.0 million (2021: $0.00 million).

$23.0 million term loan facility
In September 2022, two wholly-owned subsidiaries of the Company entered into a $23.0 million term loan facility with a bank, secured against two dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at SOFR plus a margin and with a term of approximately one year. The net amount outstanding as of December 31, 2022, was $21.8 million (2021: $0.00 million).

$115.0 million term loan facility
In September 2022, eight wholly-owned subsidiaries of the Company entered into a $115.0 million term loan facility with a bank, secured against eight dry bulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at SOFR plus a margin and with a term of approximately three years. The net amount outstanding as of December 31, 2022, was $110.0 million (2021: $0.00 million).

$290.0 million term loan facility
In September 2022, the Company and six wholly-owned subsidiaries of the Company entered into a $290.0 million term loan facility with a bank. The facility served as a temporary source of finance for vessel acquisitions, with a term of approximately six months. Each of the six wholly-owned subsidiaries of the Company has provided a limited corporate guarantee for this facility, which bears interest at SOFR plus a margin. The facility was partly repaid in 2022. The net amount outstanding as of December 31, 2022, was $156.0 million (2021: $0.00 million).

Lease debt financing
In September 2021, the wholly owned subsidiaries of the Company owning the two newly acquired 6,800 TEU container vessels entered into sale and leaseback transactions for these vessels, through a Japanese operating lease with call option financing structure. The sales price for each vessel was $65.0 million, totaling $130.0 million. The vessels were leased back for a term of six years, with options to purchase each vessel at the end of the fifth and sixth year. These two transactions did not qualify as sales under the US GAAP sale and leaseback guidance and have thus been recorded as financing arrangements. The net combined amount outstanding as of December 31, 2022 was $113.2 million (2021: $127.0 million).

In April 2022, the wholly owned subsidiaries of the Company owning two 6,500 CEU car carriers entered into sale and leaseback transactions for these vessels, through a Japanese operating lease with call option financing structure. The sales prices for the vessels were $23.5 million and $25.3 million. The vessels were leased back for a term of approximately three years, with options to purchase each vessel at the end of the third year. These two transactions did not qualify as sales under the US GAAP sale and leaseback guidance and have thus been recorded as financing arrangements. The net amounts outstanding as of December 31, 2022 were $20.7 million (2021: $0.0 million) and $22.4 million (2021: $0.0 million) respectively.

In October and December 2022, the wholly owned subsidiaries of the Company owning two 14,000 TEU container vessels entered into sale and leaseback transactions for these vessels, through a Japanese operating lease with call option financing structure. The sales price for each vessel was $120.0 million, totaling $240.0 million. The vessels were leased back for a term of approximately seven years, with options to purchase each vessel at the end of the seventh year. These two transactions did not qualify as sales under the US GAAP sale and leaseback guidance and have thus been recorded as financing arrangements. The net combined amount outstanding as of December 31, 2022 was $238.3 million (2021: $0.0 million).

Borrowings secured on Frontline shares
As of December 31, 2021, the Company had a forward contract which expired in January of 2022, to repurchase 1.4 million shares of Frontline at a repurchase price of $16.4 million including accrued interest. The transaction was accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability recorded within debt. During the year ended December 31, 2022, the forward contract to repurchase 1.4 million shares of Frontline was rolled over to September 2022, at a repurchase price of $16.7 million.

In September 2022, the Company settled the forward contract in full and recorded the sale of the 1.4 million shares and extinguishment of the corresponding debt of $15.6 million. The net amount outstanding as of December 31, 2022 was $0.0 million (December 31, 2021: $15.6 million). A net gain of $4.6 million was recognized in the Statement of Operations in respect of the settlement. (See also Note 12: Investments in Debt and Equity Securities and Note 29: Commitments and Contingent Liabilities).

The Company was required to post collateral of 20% of the total repurchase price plus any negative mark to market movement from the repurchase price for the duration of the agreement. As of December 31, 2022, $0.0 million was held as collateral and recorded as restricted cash (December 31, 2021: $8.3 million).

The aggregate book value of assets pledged as security against borrowings as of December 31, 2022, was $2,579 million (2021: $2,310 million).

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of December 31, 2022, the Company is in compliance with all of the covenants under its long-term debt facilities.

23.    FINANCE LEASE LIABILITY

(in thousands of $)	2022	2021
Finance lease liability, current portion	53,655	51,204
Finance lease liability, long-term portion	419,341	472,996
	472,996	524,200

River Box was a previously wholly owned subsidiary of the Company. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef which were chartered-in on a bareboat basis, each for a period of 15 years from delivery by the shipyard. The four vessels are also chartered-out for the same 15-year period on a bareboat basis to MSC, an unrelated party. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. Following the sale of River Box, the investments in the four container vessels accounted for as direct financing leases of $540.9 million and its related finance lease liabilities of $464.7 million have been derecognized from the consolidated financial statements of the Company. (Refer to Note 10: Gain on Sale of Subsidiaries and Note 19: Investment in Associated Companies).

In 2018, the Company acquired four 14,000 TEU container vessels and three 10,600 TEU container vessels, which were subsequently refinanced with an Asian based financial institution by entering into separate sale and leaseback financing arrangements. The vessels are leased back for terms ranging from six to 11 years, with options to purchase the vessel after six years. Due to the terms of the sale and leaseback arrangements, each option is expected to be exercised on the sixth anniversary. These sale and leaseback transactions were accounted for as vessels under finance leases. (Refer to Note 16: Vessels under Finance Lease, Net).

The Company's future minimum lease liability under the non-cancellable finance leases are as follows:

Year ending December 31,	(in thousands of $)
2023	74,735
2024	433,866
Thereafter	—
Total finance lease liability	508,601
Less: imputed interest payable	(35,605)
Present value of finance lease liability	472,996
Less: current portion	(53,655)
Finance lease liability, long-term portion	419,341

Interest incurred on the finance lease liability in the year ended December 31, 2022 was $23.5 million (2021: $25.8 million; 2020: $59.6 million).

24.    SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	2022	2021
300,000,000 common shares of $0.01 par value each (December 31, 2021: 300,000,000 common shares of $0.01 par value each)	3,000	3,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	2022	2021
138,562,173 common shares of $0.01 par value each (December 31, 2021: 138,551,387 common shares of $0.01 par value each)	1,386	1,386

The Company's common shares are listed on the New York Stock Exchange.

On January 1, 2022, the Company implemented the guidance contained in ASU 2020-06 which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. ASU 2020-06, was adopted using the modified retrospective method (see Note 2: Accounting Policies). Following the adoption, the 4.875% senior unsecured convertible notes due 2023 are reflected entirely as a liability as the embedded conversion feature is no longer presented within stockholders' equity. The cumulative effect of adopting this guidance was an incremental adjustment of $4.3 million to opening retained earnings, and a $5.9 million reduction to additional paid-in capital as of January 1, 2022. This net adjustment to equity of $1.6 million resulted in a corresponding decrease in deferred debt issuance costs.

During the year ended December 31, 2022, the Company issued a total of 10,786 new common shares, par value $0.01 per share, following the exercise of 85,500 share options (year ended 2021: cash payment of $0.1 million in lieu of issuing shares after the exercise of 129,000 share options and year ended 2020: 6,869 new common shares issued to satisfy 17,500 options exercised). In November 2016, the board of directors of the Company (the “Board of Directors”) renewed the Company's Share Option Scheme (the "Option Scheme"), originally approved in November 2006. The Option Scheme permits the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid in capital (See also Note 25: Share Option Plan).

On April 12, 2022, the Board of Directors authorized a renewal of our dividend reinvestment plan, or DRIP, to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned, or other cash amounts, in SFL’s common shares on a regular or one time basis, or otherwise. On April 15, 2022, SFL filed a registration statement on Form F-3ASR (Registration No. 333-237971) to register the sale of up to 10,000,000 common shares pursuant to the DRIP. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, we may grant additional share sales to investors, from time to time, up to the amount registered under the plan.

In May 2020, we entered into an equity distribution agreement with BTIG LLC ("BTIG") under which the Company may, from time to time, offer and sell new ordinary shares having aggregate sales proceeds of up to $100.0 million through an ATM. In April 2022, we entered into an Amended and Restated ATM with BTIG. Under this agreement, the prior ATM established in May 2020 was terminated and replaced with a renewed ATM program, under which we may continue to offer and sell new common shares having aggregate sales proceeds of up to $100.0 million, from time to time through BTIG.

No new common shares were issued and sold under the DRIP and ATM arrangements during the year ended December 31, 2022. During the year ended December 31, 2021, the Company issued and sold 10.7 million shares under these arrangements and total proceeds of $89.4 million net of costs were received, resulting in a premium on issue of $89.3 million. During the year ended December 31, 2020, the Company issued and sold 8.4 million shares under these arrangements and total proceeds of $61.5 million net of costs were received, resulting in a premium on issue of $61.4 million.

In October 2021, the Company redeemed the full outstanding amount under the 5.75% senior unsecured convertible bonds due 2021. The remaining outstanding principal amount of $144.7 million was settled in cash. The bonds were convertible into common shares. The initial conversion rate at the time of issuance was 56.2596 common shares per $1,000 bond, equivalent to a conversion price of approximately $17.7747 per share to the share price at the time. Since then, dividend distributions had increased the conversion rate to 65.8012, equivalent to a conversion price of approximately $15.1973 per share, at maturity of the bond. As required by ASC 470-20 "Debt with conversion and Other Options", the Company calculated the equity component of the convertible bond, which was valued at $4.6 million and recorded as "Additional paid-in capital". During the year ended December 31, 2021, the Company purchased bonds with principal amounts totaling $67.6 million. The equity component of these extinguished bonds was valued at $0.4 million and had been deducted from "Additional paid-in capital".

In November 2016, in relation with the Company's issue in October 2016 of senior unsecured convertible bonds totaling $225 million, the Company issued 8,000,000 new common shares, par value $0.01 per share. The shares were issued at par value and had been loaned to an affiliate of one of the underwriters of the bond issue, in order to assist investors in the bonds to hedge their position. In December 2021, the Company entered into a general share lending agreement with another counterparty and the 8,000,000 shares were transferred into their custody. It was determined that the transaction qualified for equity classification, and as of the date of inception and as of December 31, 2022 the fair value was determined to be nil (2021: nil).

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

In April 2018, the Company issued a total of 3,765,842 new common shares, par value $0.01 per share, from up to 7,000,000 issuable under a share lending arrangement in relation with the Company's issuance of 4.875% senior unsecured convertible bonds in April and May 2018. The shares issued have been loaned to affiliates of the underwriters of the bond issue in order to assist investors in the bonds to hedge their position. The bonds are convertible into common shares and mature on May 1, 2023. As required by ASC 470-20 "Debt with Conversion and Other Options", the Company calculated the equity component of the convertible bond, which was valued at $7.9 million at issue date and recorded as "Additional paid-in capital". (See Note 22: Short-Term and Long-Term Debt). During the year ended December 31, 2022, the Company did not purchase any bonds. During the year ended December 31, 2021, the Company purchased bonds with principal amounts totaling $2.0 million. The equity component of these extinguished bonds was valued at $0.1 million and has been deducted from "Additional paid-in capital".

During the year ended December 31, 2022, $37.3 million of the dividend declared was paid from contributed surplus (year ended 2021:$77.6 million).

25.    SHARE OPTION PLAN

In November 2006, the Board of Directors approved the Company's Share Option Scheme (the "Option Scheme"). The Option Scheme will expire in November 2026, following the renewal in November 2016. The terms and conditions remain unchanged from those originally adopted in November 2006 and permits the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid-in capital. As of December 31, 2022 additional paid-in capital was credited with $1.4 million relating to the fair value of options granted in January 2019, March 2019, February 2020, May 2021 and February 2022.

In February 2022, the Company awarded a total of 435,000 options to officers, employees and directors, pursuant to the Company's Share Option Scheme. The options have a five-year term and a three-year vesting period and the first options will be exercisable from February 2023 onwards. The initial strike price was $8.73 per share.

The following summarizes share option transactions related to the Option Scheme in 2022, 2021 and 2020:

	2022		2021		2020
	Options	Weighted average exercise price $	Options	Weighted average exercise price $	Options	Weighted average exercise price $
Options outstanding at beginning of year	1,433,500	9.65	1,082,500	10.56	835,000	10.72
Granted	435,000	8.73	480,000	8.79	350,000	13.45
Exercised	(85,500)	8.87	(129,000)	7.48	(17,500)	8.63
Forfeited	—	—	—	—	(85,000)	11.02
Options outstanding at end of year	1,783,000	8.55	1,433,500	9.65	1,082,500	10.56

Exercisable at end of year	919,667	9.00	578,500	10.02	418,167	9.45

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

The fair values of options granted are estimated on the date of the grant, using the Black-Scholes-Merton option valuation model. The fair values are then expensed over the periods in which the options vest. The weighted average fair value of options granted in 2022 was $3.06 per share as of grant date (2021: $2.87; 2020: $1.76). The weighted average assumptions used to calculate the fair values of the new options granted in 2022 were (a) risk free interest rate of 1.80% (2021: 0.33%; 2020: 1.40%); (b) expected share price volatility of 45.6% (2021: 44.6%; 2020: 21.6%); (c) expected dividend yield of 0% (2021: 0%; 2020: 0%) and (d) expected life of options 3.5 years (2021: 3.5 years; 2020: 2.0 years).

The total intrinsic value of 85,500 options exercised in 2022 was $0.1 million on the day of exercise and the Company issued a total of 10,786 new common shares in full satisfaction of this intrinsic value, with no cash exchanges.

The total intrinsic value of 129,000 options exercised in 2021 was $0.1 million on the day of exercise and the Company made a cash payment of $0.1 million in lieu of issuing shares under the Option Scheme.

The total intrinsic value of 17,500 options exercised in 2020 was $0.2 million on the day of exercise and the Company issued a total of 6,869 new common shares in full satisfaction of this intrinsic value, with no cash exchanges.

As of December 31, 2022, there are 919,667 options fully vested but not exercised (2021: 578,500 options; 2020: 418,167 options) and their intrinsic value amounted to $0.2 million (2021:$0.0 million; 2020: $0.0 million). The weighted average remaining term of the vested exercisable options is 1.7 years as of December 31, 2022.

As of December 31, 2022, the unrecognized compensation costs relating to non-vested options granted under the Option Scheme was $1.0 million (2021: $1.0 million; 2020: $0.7 million) and their intrinsic value amounted to $1.0 million (2021: $0.0 million; 2020: $0.0 million). This cost will be recognized over the remaining vesting periods, which average 1.2 years (2021: 0.9 years; 2020: 0.7 years).

During the year ended December 31, 2022, the Company recognized a net expense of $1.4 million in compensation cost relating to the stock options (year ended 2021: $1.0 million; year ended 2020: $0.9 million).

26.    RELATED PARTY TRANSACTIONS

The Company has had transactions with the following related parties, being companies in which our principal shareholder Hemen Holding and companies associated with Hemen have, or had, a significant direct or indirect interest:

–    Frontline
–    Frontline Shipping
–    Seadrill (1)
–    Golden Ocean
–    Seatankers Management Co. Ltd. (“Seatankers”)
–    Front Ocean Management AS and Front Ocean Management Ltd. (collectively “Front Ocean”)
–    NorAm Drilling
–    ADS Maritime Holding
–    River Box
–    Sloane Square Capital Holdings Ltd. (“Sloane Square Capital”)

(1) From February 2022, Seadrill was determined to no longer be a related party following its emergence from bankruptcy (see below).

The Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies, excluding investment in direct financing lease balances. (Refer to Note 18: Investments in Sales-Type Leases, Direct Financing Leases and Leaseback Assets).

(in thousands of $)	2022	2021
Amounts due from:
Frontline	3,854	3,633
Seadrill	—	3,643
Golden Ocean	374	4,453
Seatankers	—	77
Sloane Square Capital	183	—
River Box	10	5
Other related parties	1	1
Allowance for expected credit losses*	(30)	(3,255)
Total amount due from related parties	4,392	8,557
Loans to related parties - associated companies, long-term
River Box	45,000	45,000
Total loans to related parties - associated companies, long-term	45,000	45,000
Amounts due to:
Frontline Shipping	1,788	1,252
Frontline	2	2
Golden Ocean	141	36
Other related parties	5	5
Total amount due to related parties	1,936	1,295

*See Note 3: Recently Issued Accounting Standards and Note 28: Allowance for Expected Credit Losses.

River Box was a previously wholly owned subsidiary of the Company. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. Net proceeds of $17.5 million were received for the shares, resulting in a net gain of $1.9 million on the sale. The Company has accounted for the remaining 49.9% ownership in River Box using the equity method. (Refer to Note 19: Investment in Associated Companies).

The two drilling units owned by the Company, Linus and Hercules, were leased to subsidiaries of Seadrill, previously a related party. Linus was redelivered from Seadrill in September 2022 and Hercules was redelivered from Seadrill in December 2022. SFL also owned the drilling unit West Taurus, which was also on charter to a subsidiary of Seadrill until the first quarter of 2021. Because the main assets of SFL Deepwater, SFL Hercules and SFL Linus were the subject of leases which each include both fixed price call options and a fixed price purchase obligation or put option, they were previously determined to be variable interest entities in which the Company was not the primary beneficiary and therefore accounted for as investments in associated companies. (Refer to Note 19: Investment in Associated Companies).

In September and October 2020, Seadrill failed to pay hire when due under the leases for the three drilling units. The overdue hires together with certain other events, constituted an event of default.

In February 2021, Seadrill and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas. SFL and certain of its subsidiaries entered into court approved interim agreements with Seadrill relating to two of the Company’s drilling rigs, Linus and Hercules.

The lease to West Taurus was rejected by the court in March 2021 and the rig was redelivered by Seadrill to SFL in the second quarter of 2021. In March 2021, the Company signed an agreement for the recycling of the rig at a facility in Turkey and delivered the rig to the recycling facility in September 2021. The asset was derecognized on disposal and a net loss of $0.6 million was recorded in relation to the recycling of the rig. (Refer to Note 9: Gain on Sale of Assets and Termination of Charters).

On February 22, 2022, Seadrill announced that it has emerged from Chapter 11 after successfully completing its reorganization. Upon emergence a new independent board of directors assumed leadership of the new parent company of the Seadrill group, which is referred to as Seadrill 2021 Limited. Hemen's shareholding in Seadrill 2021 Limited post-emergence from bankruptcy is also below 1%. Consequently, SFL determined that Seadrill is no longer a related party following the emergence from bankruptcy.

During the year ended December 31, 2021 and following amendments to the Hercules bareboat charter and loan facility agreements, SFL Hercules was determined to no longer be a variable interest entity and was consolidated from August 2021. During the year ended December 31, 2020, following changes to the loan agreement, the Company was determined to be the primary beneficiary of SFL Linus and was consolidated from October 2020. SFL Deepwater was also consolidated from October 2020 as the Company was deemed to be the primary beneficiary from this date.

Related party leasing and service contracts

The Company owned two VLCCs accounted for as direct financing leases, which were leased to Frontline Shipping. As of December 31, 2021, the balance of net investments in direct financing leases with Frontline Shipping was $69.8 million before credit loss provision, of which $6.5 million represented short-term maturities. During the year ended December 31, 2022, the vessels were sold and delivered to an unrelated third party and a gain of $1.5 million was recognized on the sale of the vessels. The Company also received an additional compensation payment of $4.5 million from Frontline Shipping, for the early termination of the corresponding charters. (See Note 9: Gain on Sale of Assets and Termination of Charters).

As of December 31, 2022, included within vessels, rigs and equipment chartered under operating leases, there were eight Capesize dry bulk carriers leased to a fully guaranteed subsidiary of Golden Ocean (2021: eight). As of December 31, 2022, the net book value of assets leased under operating leases to Golden Ocean was $162.1 million (2021: $181.3 million).

In addition, the two drilling rigs owned by the Company were leased to subsidiaries of Seadrill, previously a related party, under operating leases. As of December 31, 2021, the net book value of the assets leased under operating leases to Seadrill was $599.3 million. Seadrill was determined to no longer be a related party following its emergence from bankruptcy on February 22, 2022.

A summary of leasing revenues and repayments from Frontline Shipping, Golden Ocean and Seadrill is as follows:

(in millions of $)	2022	2021	2020
Golden Ocean:
Operating lease income	52.3	50.5	52.0
Profit share	3.0	9.8	—
Frontline Shipping:
Direct financing lease interest income	0.4	1.5	1.7
Direct financing lease service revenue	1.7	6.6	6.9
Direct financing lease repayments	1.8	6.3	6.5
Profit share	—	0.3	18.6
Seadrill:
Direct financing lease interest income	—	3.7	3.5
Direct financing lease repayments	—	2.7	2.8
Operating lease income	17.8	28.9	—

In June 2015, amendments were made to the charter agreements relating to 17 vessels. The amendments, which are effective from July 1, 2015, and do not affect the duration of the leases, include reductions in the daily time charter rates to $20,000 per day for VLCCs and $15,000 per day for Suezmax tankers. As consideration for the agreed amendments, the Company received 55 million shares, (which was reduced to 11 million shares in February 2016 after Frontline enacted a 1-for-5 reverse stock split of its ordinary shares) and also an increase in the profit sharing percentage (see below). A dividend restriction was introduced on Frontline Shipping whereby it can only make distributions to its parent company if it can demonstrate it meets certain conditions. During the year ended December 31, 2020, the Company sold approximately 2.0 million shares. The Company also had a forward contract to repurchase the remaining 1.4 million shares of Frontline at a repurchase price of $16.7 million including accrued interest. The transaction had been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability recorded within debt. In September 2022, the Company settled the forward contract in full and recorded the sale of the 1.4 million shares and extinguishment of the corresponding debt of $15.6 million. The net amount outstanding as of December 31, 2022 was $0.0 million (2021: $15.6 million). A net gain of $4.6 million was recognized in the Statements of Operations in respect of the settlement. (See Note 12: Investments in Debt and Equity Securities).

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

In the year ended December 31, 2022, the Company had eight dry bulk carriers operating on time charters to a subsidiary of Golden Ocean, which include profit sharing arrangements whereby the Company earns a 33% share of profits earned by the vessels above threshold levels - see table above.

The Company also had a profit sharing arrangement related to the two VLCCs on charter to Frontline Shipping, whereby the Company was entitled to profit sharing of 50% of their earnings on a time charter equivalent basis from their use of the Company's fleet above average threshold charter rates calculated on a quarterly basis. The Company earned and recognized profit sharing revenue under the 50% arrangement - see table above.

In the event that vessels on charter to the Frontline Shipping are agreed to be sold, the Company may either pay or receive compensation for the early termination of the lease. During the year ended December 31, 2022, the Company sold the VLCCs Front Energy and Front Force to an unrelated third party and a termination fee of $4.5 million was received from Frontline Shipping. (See Note 9: Gain on Sale of Assets and Termination of Charters).

As of December 31, 2022, the Company owed a total of $1.8 million (2021: $1.3 million) to Frontline Shipping in respect of vessel management fees, technical supervision fees and items relating to the operation of the vessels.

As of December 31, 2022, the Company was owed $3.9 million (2021: $3.6 million) by Frontline in respect of various short-term items, including administration recharges and items relating to the operation of vessels trading in a pool with two vessels owned by Frontline.

The vessels leased to Frontline Shipping were on time charter terms and for each such vessel the Company paid a fixed management/operating fee of $9,000 per day to Frontline Management (Bermuda) Ltd. (“Frontline Management”), a wholly owned subsidiary of Frontline. No further fees were paid to Frontline Management after April 2022, following the sale of the final two vessels on charter to Frontline Shipping.

In addition, during the year ended December 31, 2022, the Company also had 23 container vessels, seven dry bulk carriers, nine Suezmax tankers, three car carriers, six product tankers and two chemical tankers operating on time charter or in the spot market, for which the supervision of the technical management was sub-contracted to Frontline Management. Management fees incurred are included in the table below.

The vessels leased to a subsidiary of Golden Ocean are on time charter terms and for each vessel the Company pays a fixed management/operating fee of $7,000 per day to Golden Ocean Management. Management fees incurred are included in the table below. Management fees are classified as vessel operating expenses in the Consolidated Statements of Operations.

In addition to leasing revenues and repayments, the Company incurred fees with related parties. The Company pays Frontline and its subsidiaries a management fee of 1.25% of chartering revenues in relation to two Suezmax tankers operating in the spot market and a fixed management fee of $150 per day in relation to six product tankers and nine Suezmax tankers. The Company pays fees to Frontline Management for administrative services, including corporate services, and fees to Seatankers for the provision of advisory and support services. The Company also pays fees to Seatankers Management Norway AS for the provision of office facilities in Oslo, fees to Golden Ocean Shipping Co Pte. Ltd. and Frontline Shipping Singapore Pte Ltd. for the provision of office facilities in Singapore, fees to Frontline Corporate Services Ltd for the provision of office facilities in London and Golden Ocean for administrative services.

	Year ended
(in thousands of $)	December 31, 2022	December 31, 2021	December 31, 2020
Frontline:
Vessel Management Fees	3,679	7,794	8,893
Newbuilding Supervision Fees	1,030	132	—
Commissions and Brokerage	498	260	364
Administration Services Fees	7	159	82
Golden Ocean:
Vessel Management Fees	20,440	20,440	20,496
Operating Management Fees	22	389	887
Administration Services Fees	—	56	70
Seatankers:
Administration Services Fees*	428	226	520
Front Ocean:
Administration Services Fees	483	23	—
Office Facilities:
Seatankers Management Norway AS	106	112	94
Frontline Management AS	341	252	186
Frontline Corporate Services Ltd.	93	187	226
Frontline Shipping Singapore Pte Ltd.	—	19	—
Golden Ocean Shipping Co Pte. Ltd.	80	—	—
Flex LNG Management Ltd	3	—	—

* During the year ended December 31, 2021, a credit note of $0.3 million was received in relation to 2020 fees paid.

Related party loans – associated companies

A summary of loans entered into with the associated companies are as follows:

(in millions of $)	River Box
Loans granted	45
Loans outstanding as of December 31, 2022	45

The loan to River Box is a fixed interest rate loan and is repayable in full on November 16, 2033, or earlier if the company sells its assets.

Interest income received on the loans to associated companies is as follows:

	Year ended
(in millions of $)	December 31, 2022	December 31, 2021	December 31, 2020
River Box	4.6	4.6	—
SFL Deepwater	—	—	3.8
SFL Hercules	—	2.4	3.6
SFL Linus	—	—	4.5

Related party purchases and sales of vessels

During the year ended December 31, 2021, the Company entered into agreement to acquire four Aframax LR2 product tankers from affiliates of Frontline, for an aggregate amount of $160.0 million. Two of the vessels were delivered in December 2021 and the remaining two vessels were delivered in January 2022 and February 2022. Upon delivery, the vessels commenced their long term charters to a third party.

In the years ended December 31, 2022 and December 31, 2021, there were no vessels sold to related parties.

Long-term receivables from related parties

During the year ended December 31, 2020, Frontline Shipping redeemed in full the loan note received by the Company on the sale of one VLCC in 2018. The aggregate amount received on redemption was $8.9 million and a gain of $4.4 million arose on settlement. Interest of $0.1 million was received during the year ended December 31, 2020.

During the year ended December 31, 2020, Frontline redeemed in full the loan notes received by the Company on the sale of four VLCCs in 2018. The aggregate amount received on redemption was $11.0 million. At the time of the redemption, the loan notes had a carrying value of $11.0 million, and a gain of $0.0 million arose on disposal. Interest of $0.1 million was received during the year ended December 31, 2020.

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

In August 2018, the Company acquired approximately 4 million shares in ADS Maritime Holding, a newly formed company trading on the Oslo Merkur Market. The shares were purchased for $10.0 million, and had a fair value of $8.9 million as of December 31, 2020. (Refer to Note 12: Investments in Debt and Equity Securities). These shares represented 17% of the outstanding shares in the company. During the year ended December 31, 2021, the Company received a capital dividend of approximately $8.8 million from ADS Maritime Holding following the sale of its remaining two vessels. Also during the year ended December 31, 2021, the Company sold its remaining shares in ADS Maritime Holding for a consideration of approximately $0.8 million, recognizing a gain of $0.7 million on disposal. (Refer to Note 12: Investments in Debt and Equity Securities).

In November 2016, the Company acquired approximately 12 million shares in NorAm Drilling for a consideration of approximately $0.7 million. In November 2018, NorAm Drilling undertook a share consolidation of 20:1, resulting in a revised investment of 601,023 shares. On the same day NorAm Drilling participated in a rights issue, increasing the Company's investment in shares by approximately 0.6 million shares. In December 2018, the Company acquired an additional 41,756 shares bringing the total investment in NorAm Drilling to approximately 1.3 million shares with a fair value of $3.9 million. As of December 31, 2022 the fair value of the investment was $7.3 million. (Refer to Note 12: Investments in Debt and Equity Securities).

The Company held within "Investments in Debt and Equity Securities" senior secured corporate bonds in NorAm Drilling. In 2018, the Company redeemed a total of approximately 0.5 million units at par value and recorded no gain or loss on redemption. In the year ended December 31, 2019, the Company partially disposed of its investment in NorAm Drilling securities at par value of $0.3 million. As of December 31, 2021, the fair value of the remaining holding was $4.6 million. During the year ended December 31, 2022, the Company redeemed the remaining balance of its investment in NorAm Drilling securities at par value. The Company recorded no gain or loss on redemption of the bonds. The accumulated gain of $0.5 million previously recognized in other comprehensive income was recognized in the Consolidated Statements of Operations. (Refer to Note 12: Investments in Debt and Equity Securities).

Dividends and interest income received from shares held in and secured notes issued by related parties:

	Year ended
(in thousands of $)	December 31, 2022	December 31, 2021	December 31, 2020
Dividends received
ADS Maritime Holding	—	—	2,930
Frontline	—	—	3,100
NorAm Drilling	128	—	—
Interest income received
NorAm Drilling	463	443	420

27.    FINANCIAL INSTRUMENTS

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates and exchange rates. The Company has a portfolio of swaps which swap floating rate interest to fixed rate, and which also fix the Norwegian kroner to US dollar exchange rate applicable to the interest payable and principal repayment on the NOK bonds. From a financial perspective these swaps hedge interest rate and exchange rate exposure. As of December 31, 2022, the counterparties to such contracts are DNB Bank ASA, Nordea Bank Finland Plc., Skandinaviska Enskilda Banken AB (publ), Danske Bank A/S and Sumitomo Mitsui Banking Corporation. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered not to be substantial as the counterparties are all banks which have provided the Company with loans.

The following tables present the fair values of the Company's derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	2022	2021
Designated derivative instruments -short-term assets:
Interest rate swaps	1,229	—
Non-designated derivative instruments -short-term assets:
Interest rate swaps	707	—
Total derivative instruments -short-term assets	1,936	—
Designated derivative instruments -long-term assets:
Interest rate swaps	12,963	2,077
Cross currency swaps	—	1,019
Non-designated derivative instruments -long-term assets:
Interest rate swaps	13,753	88
Total derivative instruments - long-term assets	26,716	3,184

(in thousands of $)	2022	2021
Designated derivative instruments -short-term liabilities:
Interest rate swaps	—	68
Cross currency interest rate swaps	2,260	—
Cross currency swaps	14,601	—
Non-designated derivative instruments -short-term liabilities:
Interest rate swaps	—	670
Total derivative instruments - short-term liabilities	16,861	738
Designated derivative instruments -long-term liabilities:
Interest rate swaps	—	2,316
Cross currency interest rate swaps	4,054	2,685
Cross currency swaps	10,233	10,038
Non-designated derivative instruments -long-term liabilities:
Interest rate swaps	—	2,159
Cross currency swaps	70	11
Total derivative instruments - long-term liabilities	14,357	17,209

Interest rate risk management

The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. As of December 31, 2022, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR or NIBOR, as summarized below. The summary includes all swap transactions, most of which are hedges against specific loans.

Notional Principal (in thousands of $)	Trade date	Maturity date	Fixed interest rate
$100,000 (remaining at $100,000)	March 2013	April 2023	1.85% - 1.97%
$56,000 (remaining at $56,000)	June 2019	September 2023	1.84%	†
$14,699 (equivalent to NOK128 million)	June 2019	September 2023	6.70% - 6.77%	*
$11,254 (equivalent to NOK100 million)	August 2019	September 2023	6.378%	*
$30,000 (remaining at $30,000)	May 2019	June 2024	2.15%	†
$48,332 (equivalent to NOK420 million)	May 2019	June 2024	6.85% - 6.90%	*
$100,000 (remaining at $100,000)	August 2019	August 2029	1.45% - 1.60%
$67,500 (remaining at $67,500)	January 2020	October 2024	1.40%	†
$127,668 (reducing to $92,233)	April 2020	January 2025	0.46% - 0.47%

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

The total net notional principal amount subject to interest swap agreements as of December 31, 2022, was $0.6 billion (2021: $0.7 billion).

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

Fair Values

The carrying value and estimated fair value of the Company's financial assets and liabilities as of December 31, 2022, and 2021, are as follows:

	2022	2022	2021	2021
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available-for-sale debt securities	—	—	9,680	9,680
Equity Securities	7,283	7,283	1,292	1,292
Equity securities pledged to creditors	—	—	10,238	10,238
NOK700 million senior unsecured floating rate bonds due 2023	71,243	71,421	79,507	79,586
NOK700 million senior unsecured floating rate bonds due 2024	70,734	70,734	78,939	79,077
NOK600 million senior unsecured floating rate bonds due 2025	60,048	60,348	61,334	60,133
4.875% unsecured convertible bonds due 2023	137,900	137,211	137,900	138,727
7.25% unsecured sustainability linked bonds due 2026	150,000	144,188	150,000	153,563
Derivatives:
Interest rate/ currency swap contracts – short-term receivables	1,936	1,936	—	—
Interest rate/ currency swap contracts – long-term receivables	26,716	26,716	3,184	3,184
Interest rate/ currency swap contracts – short-term payables	16,861	16,861	738	738
Interest rate/ currency swap contracts – long-term payables	14,357	14,357	17,209	17,209

The above short-term receivables relating to interest rate/ currency swap contracts as of December 31, 2022, include $0.7 million which relates to non-designated swap contracts (2021: $0.0 million), with the balance relating to designated hedges. The above long-term receivables relating to interest rate/ currency swap contracts as of December 31, 2022, include $13.8 million which relates to non-designated swap contracts (2021: $0.1 million), with the balance relating to designated hedges. The above short-term payables relating to interest rate/ currency swap contracts as of December 31, 2022, include $0.0 million which relates to non-designated swap contracts (2021: $0.7 million), with the balance relating to designated hedges. The above long-term payables relating to interest rate/ currency swap contracts as of December 31, 2022, include $0.1 million which relates to non-designated swap contracts (2021: $2.2 million), with the balance relating to designated hedges.

In accordance with the accounting policy relating to interest rate and currency swaps (See Note 2: Accounting Policies), and following the adoption of ASU 2017-12, where the Company has designated the swap as a hedge, changes in the fair values of interest rate swaps are recognized in other comprehensive income. Changes in the fair value of other swaps not designated as hedges are recognized in the Consolidated Statements of Operations.

 The above fair values of financial assets and liabilities as of December 31, 2022, are measured as follows:

		Fair value measurements using
	December 31, 2022	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)		(Level 1)	(Level 2)	(Level 3)
Assets:
Equity securities	7,283	7,283
Interest rate/ currency swap contracts – short-term receivables	1,936		1,936
Interest rate/ currency swap contracts - long-term receivables	26,716		26,716
Total assets	35,935	7,283	28,652	—
Liabilities:
NOK700 million senior unsecured floating rate bonds due 2023	71,421	71,421
NOK700 million senior unsecured floating rate bonds due 2024	70,734	70,734
NOK600 million senior unsecured floating rate bonds due 2025	60,348	60,348
4.875% unsecured convertible bonds due 2023	137,211	137,211
7.25% unsecured sustainability linked bonds due 2026	144,188	144,188
Interest rate/ currency swap contracts – short-term payables	16,861		16,861
Interest rate/ currency swap contracts – long-term payables	14,357		14,357
Total liabilities	515,120	483,902	31,218	—

The above fair values of financial assets and liabilities as of December 31, 2021, were measured as follows:

		Fair value measurements using
	December 31, 2021	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)		(Level 1)	(Level 2)	(Level 3)
Assets:
Available-for-sale debt securities	9,680	4,619	5,061
Equity securities	1,292	1,292
Equity securities pledged to creditors	10,238	10,238
Interest rate/ currency swap contracts – long-term receivables	3,184		3,184
Total assets	24,394	16,149	8,245	—
Liabilities:
NOK700 million senior unsecured floating rate bonds due 2023	79,586	79,586
NOK700 million senior unsecured floating rate bonds due 2024	79,077	79,077
NOK600 million senior unsecured floating rate bonds due 2025	60,133	60,133
4.875% unsecured convertible bonds due 2023	138,727	138,727
7.25% unsecured sustainability linked bonds due 2026	153,563	153,563
Interest rate/ currency swap contracts – short-term payables	738		738
Interest rate/ currency swap contracts – long-term payables	17,209		17,209
Total liabilities	529,033	511,086	17,947	—

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

Investment in equity securities consist of NorAm Drilling shares traded in the OTC market at December 31, 2022. During the year ended December 31, 2022, the Company recorded the sale of its shares in Frontline, recognizing a gain of $4.6 million on disposal. (Refer to Note 12: Investments in Debt and Equity Securities).

During the year ended December 31, 2022, the available for sale corporate bonds held in NT Rig Holdco were fully redeemed. As of December 31, 2021, the Company determined that the bonds held in NT Rig Holdco valued at $5.1 million should be classified as Level 2 measurements. The fair value of these corporate bonds was based on the latest available quoted prices, but due to low levels of trading the Company concluded that level one classification was not appropriate as of December 31, 2021.

The estimated fair values for the floating rate NOK bonds due 2023, 2024 and 2025, the 4.875% unsecured convertible bonds and the 7.25% unsecured sustainability linked bonds due 2026 are based on the quoted market prices as of the balance sheet date.

The fair value of interest rate and currency swap contracts is calculated using established independent valuation techniques applied to contracted cash flows and LIBOR/NIBOR interest rates as of the balance sheet date.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that amounts are carried with Skandinaviska Enskilda Banken, ABN AMRO, Nordea, Credit Agricole Corporate and Investment Bank, Danske Bank A/S, BNPP Bank, Credit Suisse, Morgan Stanley and DNB Bank. However, the Company believes this risk is remote, as these financial institutions are established and reputable establishments with no prior history of default. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk however certain of the Company’s counterparties require the Company to periodically post collateral when the fair value of the financial instruments exceeds or is below specified thresholds. As of December 31, 2022 and 2021, the Company posted cash collateral related to derivative instruments under its collateral security arrangements of $8.8 million and $10.4 million, respectively, which is recorded within Other long term assets in the consolidated balance sheets. (Refer to Note 17: Other Long Term Assets). The Company also sometimes enter into master netting and offset agreements with such counterparties. As of December 31, 2022, the Company has International Swaps and Derivatives Association (“ISDA”) agreements with its swap counterparties which contain netting provisions.

There is also a concentration of revenue risk with the below customers:

Charterer	Number of Vessels /rigs chartered as of December 31, 2022	% of consolidated operating revenues (Year ended December 31, 2022)	Number of Vessels /rigs chartered as of December 31, 2021	% of consolidated operating revenues (Year ended December 31, 2021)
Maersk A/S (“Maersk”)	16	31%	15	32%
Evergreen Marine Corporation (Taiwan) Ltd. and its affiliate Evergreen Marine (Singapore) Pte Ltd. (collectively “Evergreen”)	6	15%	6	15%
Trafigura Maritime Logistics Pte Ltd (“Trafigura”)	7	9%	3	—%
Golden Ocean*	8	8%	8	12%
Conocophillips Skandinavia AS ("Conocophillips")**	1	3%	—	—%
MSC	9	1%	10	2%
* Additionally see Note 26: Related Party Transactions.
** In September 2022, the drilling rig Linus was redelivered from Seadrill to SFL. Concurrently, the drilling contract of Linus with ConocoPhillips was assigned from Seadrill to the Company.

In addition, a significant portion of our net income is generated from our associated company, River Box, which was a previously wholly owned subsidiary of the Company. River Box holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. The Company has accounted for the remaining 49.9% ownership in River Box using the equity method. (See Note 19: Investment in Associated Companies). In the year ended December 31, 2022, income from River Box accounted for approximately 4% of our net income (2021: 5%).

As discussed in Note 26: Related Party Transactions, the Company, as of December 31, 2022, had net outstanding receivable balance on loans granted by the Company to River Box totaling $45.0 million (2021: $45.0 million). The loans granted by the Company are considered not impaired as of December 31, 2022 due to the fair value of the vessels owned by River Box exceeding the book values as of December 31, 2022.

28.    ALLOWANCE FOR EXPECTED CREDIT LOSSES

The Company records an allowance for expected credit losses based on an assessment of the impact of current and expected future conditions, inclusive of the Company's estimate of the potential impacts of the COVID-19 pandemic, Russian-Ukrainian conflict and significant global inflationary pressures on credit losses. The effect of these are subject to significant judgment and may cause variability in the Company’s allowance for credit losses in future periods. Movements in the allowance for expected credit losses may result in gains as well as losses recorded in income as changes occur in the balances of our financial assets and the risk profiles of our counterparties.

The following table presents the impact of the allowance for expected credit losses on the Company's balance sheet line items for the year ended December 31, 2022.

(in thousands of $)	Trade receivables	Other receivables	Related Party receivables	Investment in sales-type, direct financing leases and leaseback assets	Other long-term assets	Total
Balance as of December 31, 2021	96	486	3,255	1,263	1,888	6,988
Derecognition of Seadrill credit loss balances	—	—	(3,200)	—	—	(3,200)
Change in allowance recorded in 'other financial items'	164	418	(25)	(1,071)	(8)	(522)
Balance as of December 31, 2022	260	904	30	192	1,880	3,266

The impact of the allowance for expected credit losses on the associates is disclosed in Note 19: Investment in Associated Companies.

During the year ended December 31, 2022, credit loss balances of $3.2 million were derecognized as Seadrill emerged from Chapter 11 in February 2022. Also, during the year ended December 31, 2022, SFL determined that Seadrill is no longer a related party following the emergence from bankruptcy. (See also Note 26: Related Party Transactions).

29.    COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

(in millions of $)	2022	2021
Vessels, rigs and equipment, net	2,460	2,107
Investments in sales-type, direct financing leases and leaseback assets	119	203
Book value of consolidated assets pledged under ship mortgages	2,579	2,310

Assets with finance lease liabilities

(in millions of $)	2022	2021
Vessels under finance lease, net	615	656
Total book value	615	656

The Company has funded its acquisition of vessels, jack-up rig and ultra-deepwater drilling unit through a combination of equity, short-term debt and long-term debt. Providers of long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired. As of December 31, 2022, the Company had $2.2 billion (2021: $1.9 billion) of outstanding principal indebtedness under various credit facilities and finance lease liabilities of $0.5 billion (2021: $0.5 billion).

The Company previously had a forward contract to repurchase 1.4 million shares of Frontline at a repurchase price of $16.7 million including accrued interest. The transaction was accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability recorded within debt. In September 2022, the Company settled the forward contract in full and recorded the sale of the 1.4 million shares and extinguishment of the corresponding debt of $15.6 million. The net amount outstanding as of December 31, 2022 was $0.0 million (December 31, 2021: $15.6 million). A net gain of $4.6 million was recognized in the Consolidated Statements of Operations in respect of the settlement. (See also Note 12: Investments in Debt and Equity Securities, Note 22: Short-term and Long-term Debt and Note 26: Related Party Transactions).

Other Contractual Commitments and Contingencies

The Company has arranged insurance for the legal liability risks for its shipping activities with Gard P.& I. (Bermuda) Ltd., Assuranceforeningen Skuld (Gjensidig), The Steamship Mutual Underwriting Association Limited, North of England P&I Association Limited, The Standard Club Europe Ltd, The United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited and The Britannia Steam Ship Insurance Association Limited, all of which are mutual protection and indemnity associations. The Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members.

Capital commitments

As of December 31, 2022, the Company had committed to paying approximately $35.3 million towards the procurement of scrubbers on six vessels owned or leased-in by the Company, with installations expected to take place up to the end of 2024 (December 31, 2021: no capital commitments). The cost is refundable by the charterer of the vessels.

As of December 31, 2022, the Company has committed to paying $1.6 million towards the installation of BWTS on two vessels from its fleet (December 31, 2021: $2.7 million on five vessels), with installations expected to take place up to 2023.

As of December 31, 2022, the Company had commitments under shipbuilding contracts to construct four newbuilding dual-fuel 7,000 CEU car carriers designed to use liquefied natural gas ("LNG"), totaling to $209.7 million (December 31, 2021: $254.2 million). Two of the vessels are expected to be delivered in 2023 and will immediately commence a 10-year period time charter with Volkswagen Group. The remaining two vessels are expected to be delivered in 2024 and will immediately commence a 10-year period time charter with K Line. (Refer to Note 15: Capital Improvements, Newbuildings and Vessel Purchase Deposits).

There were no other material contractual commitments as of December 31, 2022.

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

30.    CONSOLIDATED VARIABLE INTEREST ENTITIES

As of December 31, 2022, the Company's consolidated financial statements included 35 variable interest entities, all of which had been determined that the Company is the primary beneficiary. These variable interest entities are all wholly-owned subsidiaries and own vessels with existing charters during which related and third parties have fixed price options or obligations to purchase the respective vessels, at dates varying from May 2023 to November 2028.

As of December 31, 2022, eight of the consolidated variable interest entities have vessels which are accounted for as investments in sales-type leases, direct financing leases and leaseback assets. As of December 31, 2022, the vessels had a carrying value of $103.0 million before credit loss provision, unearned lease income of $18.7 million and total option prices at the earliest exercise date of $84.3 million. The outstanding loan balances in these entities amounted to a total of $80.6 million, of which the short-term portion was $7.8 million as of December 31, 2022.

As of December 31, 2022, 24 fully consolidated variable interest entities each own vessels which are accounted for as operating lease assets. As of December 31, 2022 the vessels had a total net book value of $958.0 million. The outstanding loan balances in these entities amounted to a total of $606.5 million, of which the short-term portion was $208.7 million as of December 31, 2022.

The remaining three consolidated variable interest entities each own vessels which are accounted for as vessels under finance lease and had a total net book value of $251.7 million as of December 31, 2022. The outstanding total finance lease liabilities for these entities amounted to $190.8 million, of which the short-term portion was $22.0 million as of December 31, 2022.

31.    SUBSEQUENT EVENTS

In January 2023, the Company issued a new $150.0 million sustainability-linked senior unsecured bond with maturity in 2027. The proceeds will be used for refinancing of existing debt facilities and working capital purposes.

In January 2023, the Company agreed to sell a 2009-built Suezmax tanker, Glorycrown, for gross sales proceeds of $43.5 million. The vessel was delivered to the new owner on March 9, 2023.

On February 15, 2023, the Board of Directors declared a dividend of $0.24 per share which will be paid in cash on or around March 30, 2023 to shareholders of record as of March 15, 2023.

In February 2023, SFL awarded 440,000 options to its employees, officers and directors pursuant to the Company’s incentive program. The options have a five-year term and a three-year vesting period and the first options will be exercisable from February 2024 onwards. The initial strike price was $10.34 per share.