Form 20-F
period 2023-12-31
SFL Corp Ltd.
filed 2024-03-14
CIK 1289877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ☐  ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[☒]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2023

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

137,467,078	Common Shares, $0.01 Par Value

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
▪inflationary pressures and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
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
▪prolonged or significant downturns in the tanker, dry-bulk carrier, container, car carrier and/or offshore drilling charter markets;
▪the volatility of oil and gas prices, which effects, among other things, several sectors of the maritime, shipping and offshore industries, including oil transportation, dry bulk shipments, oil products transportation, car transportation and drilling rigs;
▪a decrease in the value of the market values of the Company’s vessels and drilling rigs;
▪an oversupply of vessels, including drilling rigs, which could lead to reductions in charter hire rates and profitability;
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
▪fluctuations in currencies and interest rates such as Norwegian Inter-Bank Offer Rate, or NIBOR, and Secured Overnight Financing Rate, or SOFR;
▪the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates may have on our floating interest rate debt instruments;
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
▪the failure to protect the Company’s information security management system against security breaches, or the failure or unavailability of these systems for a significant period of time;
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
▪the exercise of a purchase option by the charterer of a vessel;
▪potential liability from future litigation, including litigation related to claims raised by public-interest organizations or activism with regard to failure to adapt or mitigate climate impact;
▪increased cost of capital or limiting access to funding due to EU Taxonomy or relevant territorial taxonomy regulations;
▪the impact on the demand for commercial seaborne transportation and the condition to the financial markets and any noncompliance with the amendments by the International Maritime Organization (“IMO”), the United Nations agency for maritime safety and the prevention of pollution by vessels, (the amendments hereinafter referred to as IMO 2020), to Annex VI to the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which will reduce the maximum amount of sulfur that vessels may emit into the air and has applied to us since January 1, 2020;
▪the arresting or attachment of one or more of the Company’s vessels or rigs by maritime claimants;
▪damage to storage, receiving and other shipping inventories’ facilities;

▪impacts of supply chain disruptions and market volatility surrounding the impacts of the Russian-Ukrainian conflict and the developments in the Middle East;
▪potential requisition of the Company’s vessels or rigs by a government during a period of war or emergency; and
▪world events, political instability, international sanctions or international hostilities, including the developments in the Ukraine region and in the Middle East, including the conflicts in Israel and Gaza, the Houthi attacks in the Red Sea and potential physical disruption of shipping routes as a result thereof.
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

A. [RESERVED]

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

Our assets are primarily engaged in transporting crude oil and oil products, dry bulk and containerized cargoes, freight of rolling cargo, and in offshore drilling and related activities. The risk factors summarized in the Cautionary Statement Regarding Forward Looking Statements and Summary of Risk Factors and detailed below, summarize certain risks that may materially affect our business, financial condition or results of operations. Unless otherwise indicated in this annual report on Form 20-F, all information concerning our business and our assets is as of March 14, 2024.

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

–Risk Relating to our Common Shares

Our common shares are subject to a significant number of external and internal risks. The market price of our common shares has historically been unpredictable and volatile. As a holding company, we depend on the ability of our subsidiaries to distribute funds to satisfy our financial and other obligations. As we are a foreign corporation, our shareholders may not have the same rights as a shareholder in a U.S. corporation may have. In addition, our shareholders may not be able to bring suit against us or enforce a judgement obtained in the U.S. against us since our offices and the majority of our assets are located outside of the U.S. Furthermore, sales of our common shares or conversions of any future convertible notes could cause the market price of our common shares to decline. Details of specific risks relating to our common shares are described below.

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

The international seaborne transportation industry is both cyclical and volatile in terms of charter hire rates and profitability. The degree of charter hire rate volatility for vessels has varied widely. A worsening of current global economic conditions may cause the charter rates applicable to our vessels to decline and thereby adversely affect our ability to charter or re-charter our vessels and any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our vessels profitably. In addition, armed conflicts, including those in Ukraine, in Israel and Gaza and in the Red Sea, disrupt energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy demand and costs is expected to remain uncertain. Fluctuations in charter hire rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for energy resources, commodities, semi-finished and finished consumer and industrial products internationally carried at sea. If we enter into a charter when charter hire rates are low, our revenues and earnings will be adversely affected. In addition, a decline in charter hire rates is likely to cause the market value of our vessels to decline. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, meet our obligations or pay dividends to our shareholders. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for vessel capacity include:
•supply of and demand for and seaborne transportation of energy resources, commodities, and semi-finished and finished consumer and industrial products;
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
•any restriction on crude oil production imposed by OPEC and non-OPEC oil producing countries;
•the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;
•the location of regional and global exploration, production and manufacturing facilities;
•competition from, supply of and demand for alternative sources of energy;
•the globalization of production and manufacturing;

•global and regional economic and political conditions, developments in international trade, including the increased vessel attacks and piracy in the Red Sea in connection with the conflict between Israel and Hamas and fluctuations in industrial and agricultural production;
•economic slowdowns caused by public health events;
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
•international sanctions, embargoes, import and export restrictions, nationalizations, piracy, terrorist attacks and armed conflicts, including the conflicts between Russia and Ukraine and between Israel and Hamas;
•changes in government subsidies of shipbuilding;
•construction or expansion of new or existing pipelines or railways; and
•currency exchange rates, most importantly versus the United States Dollar, or USD.

Demand for our vessels and charter hire rates are dependent upon, among other things, seasonal and regional changes in demand and changes to the capacity of the world fleet. There can be no assurance that global economic growth will be at a rate sufficient to utilize existing or new capacity. Continued adverse economic, political or social conditions or other developments including inflationary pressure and the conflicts between Russia and Ukraine and between Israel and Hamas, could further negatively impact charter hire rates, and therefore have a material adverse effect on our business, results of operations and ability to pay dividends.

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
•business disruptions, including supply chain disruptions and congestion, due to natural and other disasters;
•sanctions (in particular sanctions on Russia, Iran and Venezuela, among other countries and individuals); and
▪technological advances in vessel design, capacity, propulsion technology and fuel consumption efficiency.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, recycling and laying-up include newbuilding prices, secondhand vessel values in relation to recycling prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency, age and sophistication profile of the existing fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

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

The world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia and between Israel and Hamas, current trade tension between the United States and China, political instability in the Middle East and the South China Sea region and other geographic countries and areas, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and China, North Korea or Iran, and epidemics or pandemics, such as COVID-19, banking crises or failures, such as the recent notable regional bank failures in the United States, and real estate crises, such as the crisis in China. In addition, the continuing conflict in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, the intensity and duration of the war between Israel and Hamas is difficult to predict and its impact on the world economy is uncertain. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain.

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

Continuing concerns over inflation, rising interest rates, energy costs, geopolitical issues, including acts of war and the availability and cost of credit have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence, have precipitated fears of a possible economic recession. Domestic and international equity markets continue to experience heightened volatility and turmoil. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

As of December 31, 2023, we had total outstanding indebtedness of $2.2 billion under our various credit facilities, lease debt financing and bond loans and a further $0.4 billion of finance lease obligations. In addition, we had a further $0.2 billion of finance lease obligations in our associated companies.

Our operations inside and outside of the United States expose us to global risks, such as political instability, terrorist or other attacks, war, international hostilities, economic sanctions restrictions and global public health concerns, which may affect the seaborne transportation industry, and adversely affect our business.

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

Currently, the world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia and between Israel and Hamas, current trade tension between the United States and China, political instability in the Middle East and the South China Sea region and other geographic countries and areas, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and China, North Korea or Iran, and epidemics or pandemics, such as COVID-19, banking crises or failures, such as the recent notable regional bank failures in the United States, and real estate crises, such as the decreasing real estate values in China.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the conflict between Russia and Ukraine and in connection with the recent attacks by the Houthi movement in the Red Sea following the recent conflicts between Israel and Hamas. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our future performance, results of operation, cash flows and financial position.

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflict in the Ukraine, which may adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. The United States has implemented the Russian Harmful Foreign Activities Sanctions program, which includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022, with respect to the maritime transport of crude oil and took effect on February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business.

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

Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures, including as a result of the current conflict between Israel and Hamas.

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

Furthermore, if a major industry incident, such as the 2010 explosion of the drilling rig Deepwater Horizon in the Macondo Prospect of the U.S. Gulf of Mexico and the subsequent release of oil, which is unrelated to SFL, was to occur again, this could lead to a regulatory response which may result in further increased operating costs and exposures. Such events have resulted in increased, and may result in further, regulation of the shipping and offshore industries and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. These safety regulations may impact our operations and financial results by adding to the costs of exploring for, developing and producing oil and gas in offshore settings. For instance, in 2016, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) published a final rule that sets more stringent design requirements and operational procedures for critical well control equipment used in offshore oil and gas drilling and separately announced a risk-based inspection program for offshore facilities. Additionally, the BSEE published the final Well Control Rule, effective October 23, 2023, which aims to enhance worker safety and prevent offshore blowouts in oil and gas drilling rigs. In 2016, the U.S. Bureau of Ocean Energy Management ("BOEM") issued a final Notice to Lessees and Operators imposing more stringent supplemental bonding procedures for the decommissioning of offshore wells, platforms and pipelines. These regulations, which may result in additional costs for us, have since become the subject of additional review and possible revision by BSEE and BOEM and, as a result, we cannot predict their impact on our future operations. The EU also has undertaken a significant revision of its safety requirements for offshore oil and gas activities through the issue of the EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations. These other future safety and environmental laws and regulations regarding offshore oil and gas exploration and development may increase the cost of our operations, lead our customers to not pursue certain offshore opportunities and result in additional downtime for our drilling rigs.

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

Some laws may expose us to liability for the conduct of, or conditions caused by, third parties (including customers and subcontractors), or for acts that were in compliance with all applicable laws at the time they were performed. Further, some of these laws and regulations may impose direct and strict liability, rendering a company or a person liable for environmental damage without regard to negligence. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents and the insurance may not be sufficient to cover all such risks and may at times become materially more costly to acquire.

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

While over three years have passed since the IMO 2020 Regulations became effective, it is still uncertain how the availability of high-sulfur fuel around the world will be affected by implementation of these regulations. Both the availability of compliant fuel and the price of high-sulfur fuel generally and the difference between the cost of high-sulfur fuel and that of low-sulfur fuel are also uncertain. As of March 14, 2024, 29 of our owned or leased vessels and four vessels that are included in our associated companies are equipped with exhaust gas cleaning systems ("EGCS" or "scrubbers"). As of January 1, 2020, we have transitioned to burning IMO compliant fuels in our vessels where scrubbers have not been installed. We continue to evaluate different options in complying with IMO and other rules and regulations. Our fuel costs and fuel inventories have increased as a result of these sulfur emission regulations. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate our vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Scrubbers may not be available to be installed on such vessels at a favorable cost or at all if we seek them at a later date. Further, there is risk that if the fuel spread between high sulfur fuel oil and low sulfur fuel oil decreases, we may not be able to recover the investments we have made in our scrubbers within our expected timeframes or at all.

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

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the “Hong Kong Convention”), aims to ensure ships, being recycled once they reach the end of their operational lives do not pose any unnecessary risks to the environment, human health and safety. In June 2023, the Hong Kong Convention was ratified by the required number of countries, and this will enter into force in June 2025. Upon the Hong Kong Convention's entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled.

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

In addition, on December 31, 2018, the European Waste Shipment Regulation, or EWSR, requires that non-EU flagged ships departing from EU ports be recycled only in Organisation for Economic Cooperation and Development, or OECD, member countries. In March 2018, the Rotterdam District Court ruled that the sale of four recyclable vessels by third-party Dutch ship owner Seatrade to cash buyers, who then reflagged and resold the vessels to non-OECD country recycling yards, were effectively indirect sales to non-OECD country yards, in violation of the EWSR. If European Union Member State courts widely adopt this analysis, it may negatively impact revenue from the residual values of our vessels and we may be subject to a heightened risk of non-compliance, due diligence obligations and costs in instances where we sell older ships to cash buyers.

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

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the IMO’s MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (i) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (ii) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (iii) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. In July 2023, MEPC 80 adopted a revised strategy, which includes an enhanced common ambition to reach net-zero greenhouse gas emissions from international shipping around or close to 2050, a commitment to ensure an uptake of alternative zero and near-zero greenhouse gas fuels by 2030, as well as i). reducing the total annual greenhouse gas emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008; and ii). reducing the total annual greenhouse gas emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008.

The European Commission has proposed adding shipping to the Emission Trading Scheme (ETS) as of 2023 with a phase-in period. It is expected that shipowners will need to purchase and surrender a number of emission allowances that represent their recorded carbon emission exposure for a specific reporting period. The person or organization responsible for the compliance with the EU Emissions Trading System (“EU ETS”) should be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and offshore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane. Compliance with the Maritime EU ETS could result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

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

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency, or EPA, develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. On October 18, 2023, the EPA published a supplemental notice of the proposed rule sharing new ballast water data received from the U.S. Coast Guard (“USCG”) and providing clarification on the proposed rule. The public comment period for the proposed rule ended on December 18, 2023. Once EPA finalizes the rule (possibly by Fall 2024), USCG must develop corresponding implementation, compliance and enforcement regulations regarding ballast water within two years. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2030 compared to 2008, shipping companies are required to include: (i) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (ii) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The EEXI is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculate “required” EEXI levels based on the vessel’s technical design, such as vessel type, date of creation, size and baseline. Additionally, an “attained” EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEXI must be less than the vessel’s required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel’s attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC 79 also adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. The amendments will enter into force on May 1, 2024. In July 2023,

MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. There will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

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

We currently have eight vessels that are on fixed price management agreements with Golden Ocean Group Management (Bermuda) Ltd, or Golden Ocean Management, which include the cost of complying with regulations. We have an additional nine vessels employed under bareboat charters where the cost of fitting ballast water treatment systems would lie with the charterer, if such vessel is still employed under the relevant bareboat charter at the time the regulations become applicable. We also have 49 vessels employed in the spot market or under time charter agreements. These have either already been fitted with ballast water treatment systems or will have them fitted within the required deadlines. The costs of compliance may be substantial and could adversely affect our profitability.

A shift in consumer demand from oil towards other energy sources or changes to trade patterns for crude oil or refined oil products may have a material adverse effect on our business.

A significant portion of our earnings are related to the oil industry. A shift in or disruption of the consumer demand from oil towards other energy resources such as electricity, natural gas, liquefied natural gas, renewable energy or hydrogen will potentially affect the demand for certain of our vessels and rigs. A shift from the use of internal combustion engine vehicles to electric vehicles may also reduce the demand for oil. These factors could have a material adverse effect on our future performance, results of operation, cash flows and financial position.

“Peak oil” is the year when the maximum rate of extraction of oil is reached. While the International Energy Agency (“IEA”) recently announced a forecast of “peak oil” during the late 2020s, OPEC maintains that “peak oil” will not be reached until at least 2040, despite transition toward other energy sources. Irrespective of “peak oil”, the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy, nuclear energy or renewable energy, which appears to be accelerating as a result of shifts in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

The IEA noted in its Global Electric Vehicles (“EV”) Outlook 2023 that a total of 14% of all new cars sold were electric in 2022, up from around 9% in 2021 and less than 5% in 2020. Electric car sales in 2023 were 14.1 million, up 34% from 2022. Under the IEA Stated Policies Scenario (STEPS), the global outlook for the share of electric car sales based on existing policies and firm objectives has increased to 35% in 2030, up from less than 25% in the previous outlook. The IEA has stated that, based on existing policies, oil demand from road transport is projected to peak around 2025 in the STEPS, with the amount of oil displaced by electric vehicles exceeding five million barrels per day in 2030. A growth in EVs or a slowdown in imports or exports of crude oil products worldwide may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

We have not engaged in shipping or drilling activities in countries or territories or with government-controlled entities in 2023 in violation of any applicable sanctions or embargoes imposed by the U.S. government, the EU, the United Nations or other applicable governmental authorities. Our contracts with our charterers may prohibit them from causing our vessels to call on ports located in sanctioned countries or territories or carrying cargo for entities that are the subject of sanctions. Although our charterers may, in certain causes, control the operation of our vessels, we have monitoring processes in place reasonably designed to ensure our compliance with applicable economic sanctions and embargo laws. Nevertheless it remains possible that our charterers may cause our vessels to trade in violation of sanctions provisions without our consent. If such activities result in a violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

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

The applicable sanctions and embargo laws and regulations of these different jurisdictions vary in their application and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, most sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The U.S. and EU have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions or embargoes imposed by the United States, EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, or we may suffer reputational harm. We may also experience damage to our reputation if the vessels we have sold are being used in sanctioned activity in violation of the contract of sale, either by the buyer or by a third party.

As a result of Russia’s actions in Ukraine and the war between Israel and Hamas, the U.S., EU and United Kingdom, together with numerous other countries and self-sanctioning, have imposed significant economic sanctions which may adversely affect our ability to operate in the region and also restrict parties whose cargo we carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil, the importation of certain Russian energy products and other goods, and new investments in the Russian Federation. These sanctions further limit the scope of permissible operations including the maintenance of our vessels and the services provided to our vessels and crew while operating in these regions, and cargo we may carry. We may also encounter potential contractual disputes with charterers and insurers due to the various sanctions targeting Russian interests and Russian cargo.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2023, and intend to maintain such compliance, there can be no assurance that we or our charterers will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in our reputation and the markets for our securities to be adversely affected and/or in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our shares may adversely affect the price at which our shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.

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

Future exploration and drilling results are uncertain and involve substantial risks and costs.

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

The offshore contract drilling industry is cyclical and volatile and depends on the level of activity in oil and gas exploration and development and production in offshore areas worldwide. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect our customers' drilling campaigns. Oil and gas prices, and market expectations of potential changes in these prices, also significantly affect the level of activity and demand for drilling rigs.

Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including the following:
•worldwide production and demand for oil and gas;
•the cost of exploring for, developing, producing and delivering oil and gas;
•expectations regarding future energy prices;
•advances in exploration, development and production technology;
•the ability of OPEC to set and maintain production levels and pricing;
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
•accidents, severe weather, natural disasters and other similar incidents relating to the oil and gas industry; and
•the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities, insurrection, or other crises in the Middle East, eastern Europe or other geographic areas, or further acts of terrorism in the United States, Europe or elsewhere, including the conflicts between Russia and Ukraine and between Israel and Hamas.

Lower oil and gas prices have negatively affected, and could continue to negatively affect, the offshore drilling sector and have resulted, and could continue to result, in reduced exploration and drilling. These reductions in commodity prices have reduced the demand for drilling rigs. Continued weakness in oil and gas prices may result in an excess supply of drilling rigs and intensify competition in the industry, which may result in drilling rigs, particularly older and lower specification drilling rigs, being idle for long periods of time. We cannot predict the future level of demand for drilling rigs or future conditions of the oil and gas industry.

As an example of the volatility in oil prices, Brent fell to $9 per barrel in April 2020 before a recovery in oil and gas prices toward the end of 2020-early 2021 and continuing through part of 2022, during which time Brent rose above $120 per barrel, and fell to $82 per barrel in December 2022. In 2023, oil prices averaged $83 per barrel, down from an average of $101 per barrel in 2022 as global markets adjusted to new trade dynamics as global crude oil demand fell short of expectations, offsetting the impacts from OPEC+ crude oil supply curbs. However, there is no guarantee that the oil and gas price recovery will be sustained. Prices can continue to fluctuate and there may be longer periods of lower prices.

The supply of rigs in the market has, as a result of longer periods of significant fluctuations in oil and gas prices, continued to outweigh the demand. This trend may continue, and therefore have a damping effect on utilization levels and dayrates across all segments in 2024.

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
•the availability of competing offshore drilling rigs;
•rising interest rates and the availability of debt financing on acceptable terms;
•the level of costs for associated offshore oilfield and construction services;
•the availability of personnel for offshore drilling rigs;
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

We rely on our information security management system to conduct our business, and failure to protect this system against security breaches could adversely affect our business and results of operations, including on our vessels and rigs. Additionally, if this system fails or becomes unavailable for any significant period of time, our business could be harmed.

The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, depend on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Any significant interruption or failure of our information security management system or any significant breach of security could adversely affect our business and results of operations.

Our vessels rely on our information security management system for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. We have in place safety and security measures on our vessels, rigs and onshore operations to secure against cyber-security attacks and any disruption. However, these measures and technology may not adequately prevent security breaches despite our continuous efforts to upgrade and address the latest known threats, which are constantly evolving and have become increasing sophisticated. If these threats are not recognized or detected until they have been launched, we may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience. A disruption to the information security management system relating to any of our vessels could lead to, among other things, incorrect routing, collision, grounding and propulsion failure.

Beyond our vessels and rigs, we rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information security management system. However, these measures and technology may not adequately prevent security breaches. The technology and other controls and processes designed to secure our confidential and proprietary information, detect and remedy any unauthorized access to that information were designed to obtain reasonable, but not absolute, assurance that such information is secure and that any unauthorized access is identified and addressed appropriately. Such controls may in the future fail to prevent or detect, unauthorized access to our confidential and proprietary information. In addition, the foregoing events could result in violations of applicable privacy and other laws. If confidential information is inappropriately accessed and used by a third party or an employee for illegal purposes, we may be responsible to the affected individuals for any losses they may have incurred as a result of misappropriation. In such an instance, we may also be subject to regulatory action, investigation or liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our information security management system.

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

The unavailability of the information security management system or the failure of this system to perform as anticipated for any reason could disrupt our business and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Additionally, cybersecurity researchers have observed increased cyberattack activity, and warned of heightened risks of cyberattacks, in connection with the conflicts between Russia and Ukraine and between Israel and Hamas. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact at this time.

Furthermore, cybersecurity continues to be a key priority for regulators around the world, and some jurisdictions have enacted laws requiring companies to notify individuals or the general investing public of data security breaches involving certain types of personal data, including the SEC, which, on July 26, 2023, adopted amendments requiring the prompt public disclosure of certain cybersecurity breaches. If we fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage.

For more information on our cybersecurity risk management and strategy, please see “Item 16K. Cybersecurity.”

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

In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the “Task Force”). The Task Force’s goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and promulgated new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On May 25, 2022, SEC proposed a second set of rules aiming to curb the practice of "greenwashing" (i.e., making unfounded claims about one's ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration, and business development companies. On March 6, 2024, the SEC adopted final rules to require registrants to disclose certain climate-related information in SEC filings of all public companies. The final rules require companies to disclose, among other things: material climate-related risks; activities to mitigate or adapt to such risks; information about the registrant's board of directors' oversight of climate-related risks and management’s role in managing material climate-related risks; and information on any climate-related targets or goals that are material to the registrant's business, results of operations, or financial condition. Further, to facilitate investors' assessment of certain climate-related risks, the final rules require disclosure of Scope 1 and/or Scope 2 greenhouse gas (GHG) emissions on a phased-in basis when those emissions are material; the filing of an attestation report covering the required disclosure of such registrants’ Scope 1 and/or Scope 2 emissions, also on a phased-in basis; and disclosure of the financial statement effects of severe weather events and other natural conditions including, for example, costs and losses. The final rules include a phased-in compliance period for all registrants, with the compliance date dependent on the registrant’s filer status and the content of the disclosure.

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

See further details of our ESG efforts at “Item 4.B.—Business Overview” and our latest Environmental Social Governance Report, which may be found on our website at https://www.sflcorp.com/esg/. The information on our website is not incorporated by reference into this annual report.

Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels and may cause our current drilling methods to become obsolete.

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. More technologically advanced vessels have been built since the owned or leased vessels in our fleet, which have an average age of approximately 11 years as of December 31, 2023, were constructed and vessels with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers. We face competition from companies with more modern vessels having more fuel efficient designs than our vessels, or eco vessels, and if new vessels are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because the oil majors and other top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Similarly, technologically advanced vessels are needed to comply with environmental laws, the investment, in which along with the foregoing, could have a material adverse effect on our results of operations, charter hire payments, resale value of vessels, cash flows, financial condition and ability to pay dividends.

Additionally, the offshore contract drilling industry is subject to the introduction of new drilling techniques and services using new technologies, some of which may be subject to patent protection. As competitors and others use or develop new technologies, we may be placed at a competitive disadvantage and competitive pressures may force us to implement new technologies at substantial cost. In addition, competitors may have greater financial, technical and personnel resources that allow them to benefit from technological advantages and implement new technologies before we can. We may not be able to implement technologies on a timely basis or at a cost that is acceptable to us.

Prolonged or significant downturns in the tanker, dry bulk carrier, container and offshore drilling charter markets may have an adverse effect on our earnings; and governmental and environmental laws and regulations may add to the costs of the charterers of our drilling rigs or limit their drilling activity which may adversely affect their ability to make payments to us.

Although most of our vessels are employed on medium or long-term charters, prolonged or significant downturns in the markets in which we operate could have a significant and adverse effect in finding new customers in the short and long term market and on our existing customers’ ability to continue to fulfill their obligations to us. It also affects the resale value of vessels.

The tanker market has historically been volatile. Global oil demand is expected to increase in 2024 with oil prices remaining near their 2023 average at $83 per barrel as the global oil supply is expected to increase as well. The tanker market was relatively strong due to demand growth, tight supply and ongoing trade inefficiencies caused by geopolitical and climate related events. However, with continued uncertainty, there can be no assurance that the tanker market will sustain its recent rally.

While also experiencing volatility, the dry bulk shipping market has enjoyed significantly improved market conditions during 2021. Industry sources indicate that seaborne dry bulk trade (in tonnes) increased slightly in 2023 but face increasing complexity and impacts from geopolitical disruption. The global fleet of dry bulk vessels has increased as a result of the delivery of numerous newbuilding orders over the past few years. During 2022, the global dry bulk fleet has grown by 2.9%, and as of January 2024, newbuilding orders had been placed for an aggregate of about 8.7% of the existing global dry bulk fleet, with Panamax and Supramax vessels accounting for 71% of deliveries during the next two years. The dry bulk charter market, from which we derive and plan to continue to derive our revenues, has been relatively weak in 2023, with freight rates rising at the end of the year due to congestion in the Panama Canal. In 2023, charter rates for dry bulk vessels experienced new highs that come close to the seasonal levels of 2021. The Baltic Dry Index, an index published by The Baltic Exchange of shipping rates for key dry bulk routes reflected significant volatility in 2023 as levels ranged from approximately 564 points to 3166 points due to geopolitical tensions and readjustments of sea transport routes in the Red Sea as well as uncertainty in the broader economic sentiment. However, with continued uncertainty, there can be no assurance that the dry bulk charter market will realize recovery.

The containership charter market experienced significant volatility in 2023, with disruption in global trade and supply chains. Due to escalated conflict in the Red Sea, approximately 90% of container vessels changed course in the first week of January 2024. As a result, global container capacity depletion could possibly increase by 20-25%. With the ongoing conflict in the Red Sea and expected port congesting, container spot rates have risen rapidly and may go up even further.

The offshore drilling charter market is correlated to the oil price (Brent crude spot) which has experienced significant volatility during the last decade. In April 2020 the oil price fell below $20 per barrel following fears that oil storage in the U.S. was running tight. As a consequence of these reductions in oil prices, oil and gas companies significantly reduced their exploration and development activities, resulting in many drilling companies laying up rigs and experiencing financial difficulties. However, oil prices averaged over $83 per barrel in 2023, down from $101 per barrel in 2022. Oil prices are projected to remain relatively flat in 2024 as industry experts expect global supply and demand to be relatively balanced over the next year. However, in January 2024, there was a rise in oil prices as the crisis in the Red Sea raised concerns about trade disruption. The medium and long-term oil price development remains uncertain, with the escalation of conflict in the Red Sea and a structural transition in global energy systems with renewable energy expected to increase going forward.

Additionally, the offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and, accordingly, the charterers of our drilling rigs are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. For example, current U.S. President Biden signed an executive order in January 2021 blocking new leases for oil and gas drilling in U.S. federal waters. The charterers of our drilling rigs may be required to make significant capital expenditures to comply with governmental laws and regulations. It is also possible that these laws and regulations may in the future add significantly to the charterers of our drilling rigs’ operating costs or significantly limit drilling activity. In certain jurisdictions, there are or may be imposed restrictions or limitations on the operation of foreign flag vessels and rigs, and these restrictions may prevent us or our charterers from operating our assets as intended. We cannot guarantee that we or our charterers will be able to accommodate such restrictions or limitations, nor that we or our charterers can relocate the assets to other jurisdictions where such restrictions or limitations do not apply.

Currently, we own two harsh environment drilling rigs, the 2014-built jack-up rig Linus and 2008-built semi-submersible drilling rig Hercules. In September 2022, Linus was redelivered from Seadrill to us. Concurrently, the drilling contract of Linus with ConocoPhillips was assigned from Seadrill to us and we started earning drilling contract revenue directly from ConocoPhillips. Following the redelivery of the Hercules from Seadrill in December 2022, the rig went through its 15-year special periodic survey (“SPS”) and upgrades at a shipyard in Norway, which was finalized in June 2023. Following the completion of the third SPS and upgrades, the Hercules mobilized to Canada for a drilling contract with ExxonMobil which began in mid-July and was completed in September 2023. The Hercules then mobilized to Namibia for the commencement of a contract with Galp Energia S.A. (“Galp Energia”), where it is currently working. Once completed, the rig will be mobilized to Canada for a contract with Equinor Canada Ltd (“Equinor”) expected to commence in the first half of 2024. While we have been able to charter our jack-up rig and semi-submersible drilling rig, we may not be able to recharter them in the future on similar or better terms.

For more information please see “Item 5.D.—Trend Information”.

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

In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving forces behind increases in shipping trade and the demand for marine transportation. While China in particular has enjoyed rates of economic growth significantly above the world average, slowing economic growth rates may reduce the country’s contribution to world trade growth, especially in view of deteriorating real estate property values. If economic growth declines in China, India and other countries in the Asia Pacific region, we may face decreases in shipping trade and demand. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. Furthermore, a slowdown in the economies of the United States or the European Union, or certain other Asian countries may also have adverse impacts on economic growth in the Asia Pacific region. Therefore, a negative change in the economic conditions (including any negative changes resulting from any pandemic) of any of these countries or elsewhere may reduce demand for dry bulk and/or containership vessels and their associated charter rates, which could have a material adverse effect on our business, financial condition and operating results, as well as our prospects.

More generally, various economies around the globe were impacted by inflationary pressures and/or supply chain disruptions in 2023, in part stemming from the conflict in Ukraine and related sanctions against Russia and Belarus and the conflict between Israel and Hamas. For example, demand for and the price of coal, a product which we transport from time to time, reached an all-time high in 2023. This was due to, among other factors, disruptions in natural gas supplies to the European Union as a result of tensions with Russia, which was accompanied by a surge in energy demand and, in some jurisdictions, a temporary shortage in available electrical capacity. Demand for coal is projected to decline in 2024, driven by a reduction in China as the country expects to see a recovery in hydropower output and increases in solar and wind generation. The global economy currently remains and is expected to continue to remain subject to substantial uncertainty, which may impact demand for the products which we transport. Periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels being idle for long periods of time, which could reduce our revenues and materially harm the profitability of our segments, our business, results of operations and available cash.

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

Acts of piracy and attacks on ocean-going vessels could adversely affect our business.

Acts of piracy and attacks have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea, the Gulf of Aden and the Red Sea. Piracy continues to occur in the Gulf of Aden, off the coast of Somalia, and increasingly in the Gulf of Guinea. We consider potential acts of piracy to be a material risk to the international shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. Furthermore, the recent Houthi seizures and attacks on commercial vessels in the Red Sea and the Gulf of Aden have impacted the global economy as we, our charterers and other companies have decided to reroute vessels to avoid the Suez Canal and Red Sea. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions, which could have a material adverse effect on our results of operations, financial condition and ability to pay dividends. Crew costs could also increase in such circumstances.

Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our customers' or our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by “arresting” or “attaching” a vessel through judicial or foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt the cash flow of the charterer and/or our cash flow and require us to pay a significant amount of money to have the arrest lifted, which would have an adverse effect on our financial condition and results of operations.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2023, the average age of our fleet, owned or leased by us, was approximately 11 years. As our fleet ages, we will incur increased costs. Due to improvements in engine technology, older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

Delays in the delivery of any new-building or second-hand vessels we may agree to acquire in the future, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of revenues under any charters we arrange for such vessels. The delivery of newbuilding vessels could be delayed, other than at our request, because of, among other things, work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities, health pandemics or political or economic disturbances in the countries where the vessels are being built, including any escalation of tensions involving Russia and North Korea; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we have arranged any charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessel.

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

Any dividend that we declare is at the discretion of our board of directors of the Company (the “Board of Directors”). We cannot assure you that our dividend will not be reduced or eliminated in the future, and changes in our dividend policy could adversely affect the market price of our common shares. Our profitability and corresponding ability to pay dividends is substantially affected by amounts we receive through charter hire and profit-sharing payments from our charterers. Our entitlement to profit sharing payments, if any, is based on the financial performance of our vessels which is outside of our control. If our charter hire and profit-sharing payments decrease substantially, we may not be able to continue to pay dividends at present levels, or at all. We are also subject to contractual limitations on our ability to pay dividends pursuant to certain debt agreements, and we may agree to additional limitations in the future. Additional factors that could affect our ability to pay dividends include statutory and contractual limitations on the ability of our subsidiaries to pay dividends to us, including under current or future debt arrangements, economic conditions, and macroeconomic impacts on our business and financial condition, such as inflationary pressure, and other factors the Board of Directors may deem relevant.

We depend on our charterers, including companies which are affiliated with us, for our operating cash flows and for our ability to pay dividends to our shareholders and repay our outstanding borrowings.

During 2023, we had eight dry bulk carriers chartered to Golden Ocean Trading Limited, or the Golden Ocean Charterer, a subsidiary of Golden Ocean. Hemen, our largest shareholder, is also the largest shareholder of Golden Ocean. In addition, we own fully or partially 13 container vessels on long-term bareboat charters to MSC Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. (“MSC”) and 16 container vessels on long-term time charters to Maersk A/S (“Maersk”), and multiple other assets chartered to a number of counterparties. Our other vessels that have charters attached to them are chartered to other customers under short-, medium- or long-term time and bareboat charters.

The charter hire payments that we receive from our customers constitute substantially all of our operating cash flows.

The performance under the charters with the Golden Ocean Charterer is guaranteed by Golden Ocean. If the Golden Ocean Charterer or any of our other charterers are unable to make charter hire payments to us, our results of operations and financial condition could be materially adversely affected and we may not have cash available to pay dividends to our shareholders and to repay our outstanding borrowings. A significant portion of our net income and operating cash flows are generated from our leases with the charterers of our drilling rigs, and a termination of these leases may have a material adverse effect on our earnings and profitability, and our ability to pay dividends to our shareholders.

The amount of profit-sharing payment we receive under our charters with the Golden Ocean Charterer, and other charterers, if any, may depend on prevailing spot market rates, which are volatile.

We have eight Capesize dry bulk carriers employed under time charters to the Golden Ocean Charterer, whereby we receive 33% profit share above the base charter rates, calculated on a quarterly basis. These charter contracts provide for base charter hire and additional profit-sharing payments when the Golden Ocean Charterer's earnings from deploying our vessels exceed certain levels. The majority of our vessels chartered to the Golden Ocean Charterer are sub-chartered by them in the spot market, which is subject to greater volatility than the long-term time charter market, and the amount of future profit sharing payments we receive, if any, will be primarily dependent on the strength of the spot market.

We cannot assure you that we will receive any profit-sharing payments for any periods in the future, which may have an adverse effect on our results and financial condition and our ability to pay dividends in the future.

The amount of fuel saving payment we receive under certain charters, if any, depends on prevailing fuel costs, which are volatile.

We installed scrubbers on seven of the containerships on charter to Maersk in return for receiving a share of the fuel savings expected to be achieved by the charterer, Maersk. Thus, as part of the charter agreements, we receive a share of the fuel savings, dependent on the price difference between IMO compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers. Additionally, we earn scrubber related fuel savings revenue in connection with a 4,900 CEU car carrier, Arabian Sea, on time charter with EUKOR Car Carriers Inc. (“Eukor”) which includes a similar share of the fuel savings in the charter agreement. For the year ended December 31, 2023, we recorded $13.2 million from fuel saving arrangements due to the installation of scrubbers, relating to the seven container vessels on charter to Maersk and one scrubber-fitted car carrier on charter to Eukor.

We cannot assure you that we will receive any fuel saving payments for any periods in the future, which may have an adverse effect on our results and financial condition and our ability to pay dividends in the future.

The charter-free market values of our vessels and drilling rigs may decrease, which could limit the amount of funds that we can borrow or trigger breaches in certain financial covenants in our current or future credit facilities and we may incur a loss if we sell vessels or drilling rigs following a decline in their charter-free market value. This could affect future dividend payments.

We are generally prohibited from selling our vessels or drilling rigs during periods which they are subject to charters without the charterer's consent, and may therefore be unable to take advantage of increases in vessel or drilling rig values during such times. Conversely, if the charterers were to default under the charters due to adverse market conditions, causing a termination of the charters, it is likely that the charter-free market value of our vessels and drilling rigs would also be depressed. The charter-free market values of our vessels and drilling rigs have experienced high volatility in recent years.

The charter-free market value of our vessels and drilling rigs may increase and decrease depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping and offshore drilling industries, types, sizes, sophistication and ages of vessels and drilling rigs, supply and demand for vessels and drilling rigs, availability of or developments in other modes of transportation, competition from other shipping companies, cost of newbuildings, governmental or other regulations and technological advances in vessel design, capacity, propulsion technology and fuel consumption efficiency.

In addition, as vessels and drilling rigs grow older, they generally decline in value. If the charter-free market values of our vessels and drilling rigs decline, we may not be in compliance with certain provisions of our credit facilities and we may not be able to refinance our debt, obtain additional financing or make distributions to our shareholders. Additionally, if we sell one or more of our vessels or drilling rigs at a time when vessel and drilling rig prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale price may be less than the vessel's or drilling rig's carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings.

Furthermore, if vessel and drilling rig values fall significantly, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results and condition. In 2023, we recorded an impairment loss of $7.4 million as a result of the sale and delivery of two chemical tankers, SFL Weser and SFL Elbe. In 2022, no impairment charge was recorded, however, impairment charges of $1.9 million and $252.6 million were recorded on one of our rigs, West Taurus in 2021 and 2020 respectively, prior to the sale of the rig for recycling in September 2021.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of the acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial position.

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

In addition, in depressed market conditions, our charterers and customers may no longer need a vessel or drilling rig that is currently under charter or contract, or may be able to obtain a comparable vessel or drilling rig at a lower rate. As a result, charterers and customers may seek to renegotiate the terms of their existing charter parties and drilling contracts, or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders.

C.K. Limited is the trustee of two trusts (the “Trusts”) that indirectly hold all of the common shares of Hemen, our largest shareholder. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the 25,728,687 of our common shares, representing 18.7% of our outstanding shares that are owned by Hemen. Mr. Fredriksen established the Trusts for the benefit of his immediate family. Beneficiaries of the Trusts, which may include Ms. Fredriksen, do not have any absolute entitlement to the Trust assets and thus disclaim beneficial ownership of all of our common shares owned by Hemen. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust and has no economic interest in such common shares. He disclaims any control over and all beneficial ownership of such common shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts. Please see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.”

For so long as Hemen beneficially owns a significant percentage of our outstanding common shares, it is able to exercise significant influence over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our articles of incorporation or bye-laws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common shares. Hemen may not necessarily act in accordance with the best interests of other shareholders. The interests of Hemen may not coincide with the interests of other holders of our common shares. To the extent that conflicts of interests may arise, Hemen may vote in a manner adverse to us or to you or other holders of our securities.

Hemen is also a principal shareholder of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries (the “Hemen Related Companies”). In addition, certain directors, including Mr. Cordia, Mr. O'Shaughnessy, Mr. Hjertaker, Mr. Homan-Russell and Ms. Kathrine Fredriksen, also serve on the boards of one or more of the Hemen Related Companies, including but not limited to Frontline plc (formerly Frontline Ltd.) (NYSE: FRO) (“Frontline”), Golden Ocean Group Limited (NYSE: GOGL) (“Golden Ocean”), Archer Limited (OSE: ARCHER), Avance Gas Holding Ltd (OSE: AGAS) (“Avance Gas”), Northern Drilling Ltd (OSE: NODL) and NorAm Drilling Company AS (“NorAm Drilling”). There may be real or apparent conflicts of interest with respect to matters affecting Hemen and other Hemen Related Companies whose interests in some circumstances may be adverse to our interests.

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

While Frontline and Golden Ocean, whose major shareholder is Hemen, have agreed for Key Chartering Corporation (“Key Chartering”), Golden Ocean Group Management and the Golden Ocean Charterer, respectively, to use their commercial best efforts to employ our vessels on market terms and not to give preferential treatment in the marketing of any other vessels owned or managed by Frontline and Golden Ocean or its other affiliates, it is possible that conflicts of interests in this regard will adversely affect us. Under the agreements with the Golden Ocean Charterer, we are entitled to receive quarterly profit-sharing payments to the extent that the average daily time charter equivalent ("TCE"), rates realized by the Golden Ocean Charterer exceed specified levels. Because Golden Ocean also owns or manages other vessels in addition to our fleet, which are not included in the profit-sharing calculations, conflicts of interest may arise between us and Golden Ocean in the allocation of chartering opportunities that could limit our fleet's earnings and reduce profit sharing payments or charter hire due under our charters.

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

Under these rules, if our income from our time charters is considered to be passive rental income, rather than income from the performance of services, we will be considered to be a PFIC. We believe that it is more likely than not that our income from time charters will not be treated as passive rental income for purposes of determining whether we are a PFIC. Correspondingly, we believe that the assets that we own and operate in connection with the production of such income do not constitute passive assets for purposes of determining whether we are a PFIC. This position is principally based upon the positions that (1) our time charter income will constitute services income, rather than rental income, and (2) Golden Ocean Management, which provide services to certain of our time-chartered vessels, will be respected as separate entities from the Golden Ocean Charterer, with which they are affiliated. Based on our current and anticipated chartering activities, we do not believe that we will be treated as a PFIC for the current or future taxable years, although no assurance can be given in this regard.

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

We believe that we and each of our subsidiaries qualified for this statutory tax exemption for our taxable year ending on December 31, 2023 and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for future taxable years and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if certain non-qualified shareholders with a 5% or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. It is possible that we could be subject to this rule for our taxable year ending on or after December 31, 2024. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.

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

Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.

From time to time, we are subject to income and other taxes in various jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today’s tax environment stemming from global initiatives put forth by the Organisation for Economic Co-operation and Development’s (“OECD”) two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. Qualifying international shipping income is currently exempt from many aspects of this framework if the exemption requirements are met. If we are in the scope of OECD’s Pillar Two rules, including due to our inability to satisfy the requirements of the international shipping exemption, these changes, when and if enacted and implemented by various countries in which we do business, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results.

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

The vessels in our fleet that have charters attached to them are generally contracted to a firm period in addition to certain optional periods. However, we have granted some of our charterers purchase or early termination options that, if exercised, may effectively terminate our charters with these customers at an earlier date. One or more of the charters with respect to our vessels may also terminate in the event of a requisition for title or a loss of a vessel.

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

In addition to the eight vessels on charter to Golden Ocean Charterer, we also have 23 container vessels, seven Suezmax tankers, six product tankers and six car carriers employed on time charters and seven dry bulk carriers trading in the spot or short-term time charter market. The agreements for the technical and operational management of these vessels are not fixed price agreements, and we cannot assure you that any further vessels which we may acquire in the future will be operated under fixed price management agreements. We also own two harsh environmental drilling rigs, the 2014-built jack-up rig Linus and 2008-built semi-submersible drilling rig Hercules. In September 2022, Linus was redelivered from Seadrill to us. Concurrently, the drilling contract of Linus with ConocoPhillips was assigned from Seadrill to us and we started earning drilling contract revenue directly from ConocoPhillips. Following the redelivery of the Hercules from Seadrill in December 2022, the rig went through its third SPS and upgrades at a shipyard in Norway, which was finalized in June 2023. Following the completion of the third SPS and upgrades, the Hercules mobilized to Canada for a drilling contract with ExxonMobil which began in mid-July and was completed in September 2023. The Hercules then mobilized to Namibia for the commencement of a contract with Galp Energia, where it is currently working. Once completed, the rig will be mobilized to Canada for a contract with Equinor expected to commence in the first half of 2024. Therefore, to the extent that we acquire additional vessels, our cash flow could be more volatile in the future and we could be exposed to increases in our vessel and rig operating expenses, each of which could materially and adversely affect our results of operations and business.

Certain of our vessels and drilling rigs are subject to purchase options held by the charterer of the vessel or drilling rig, which, if exercised, could reduce the size of our fleet and reduce our future revenues.

The charter-free market values of our vessels and drilling rigs are expected to change from time to time depending on a number of factors including general economic and market conditions affecting the shipping and offshore industries, competition, cost of vessel or drilling rig construction, governmental or other regulations, prevailing levels of charter rates and technological changes. We have granted fixed price purchase options to certain of our customers with respect to the vessels and drilling rigs they have chartered from us, and these prices may be less than the respective vessel's or drilling rig’s charter-free market value at the time the option may be exercised. In addition, we may not be able to obtain a replacement vessel or drilling rig for the price at which we sell the vessel or drilling rig. In such a case, we could incur a loss and a reduction in earnings.

Volatility of interest rate benchmarks under our financing agreements could affect our profitability, earnings and cash flow.

As certain of our current financing agreements have, and our future financing arrangements may have, floating interest rates, typically based on the Secured Overnight Financing Rate (SOFR), movements in interest rates could negatively affect our financial performance. In order to manage our exposure to interest rate fluctuations under SOFR or any other variable interest rate, we have and may from time-to-time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Volatility in applicable interest rates among our financing agreements presents a number of risks to our business, including potential increased borrowing costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.

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

As of December 31, 2023, we and our consolidated subsidiaries had approximately $1.1 billion in floating rate debt outstanding under our credit facilities. Although we use interest rate and cross currency swaps to manage our interest rate exposure and have interest rate adjustment clauses in some of our chartering agreements, we are exposed to fluctuations in interest rates. For a portion of our floating rate debt, if interest rates rise, interest payments on our floating rate debt that we have not swapped into effectively fixed rates would increase.

In order to manage our exposure to interest rate fluctuations under NIBOR, SOFR or any other alternative rate, we have and may from time to time use interest rate and cross currency derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.

As of December 31, 2023, we and our consolidated subsidiaries have entered into interest rate and cross currency swaps which fix the interest on approximately $0.4 billion of our outstanding indebtedness.

An increase in interest rates could cause us to incur additional costs associated with our debt service, which may materially and adversely affect our results of operations. Our maximum exposure to interest rate fluctuations on our outstanding debt as of December 31, 2023 was approximately $0.8 billion, including our equity-accounted subsidiaries. A one percentage change in interest rates would, based on our estimates, increase or decrease interest rate exposure by approximately $7.9 million per year as of December 31, 2023. The figure does not take into account that certain of our charter contracts include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding debt related to the assets on charter. As of December 31, 2023, $0.1 billion was subject to such interest adjustment clauses, including our equity-accounted subsidiaries. None of this was subject to interest rate swaps and the balance of $0.1 billion remained on a floating rate basis. Our net exposure to floating rate debt is therefore $0.7 billion.

The interest rate and cross currency swaps that have been entered into by us and our subsidiaries are derivative financial instruments that effectively translate floating rate debt into fixed rate debt. U.S. GAAP requires that these derivatives be valued at current market prices in our financial statements, with increases or decreases in valuations reflected in results of operations or, if the instrument is designated as a hedge, in other comprehensive income. Changes in interest rates give rise to changes in the valuations of interest rate and cross currency swaps and could adversely affect results of operations and other comprehensive income.

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

As of December 31, 2023, we had approximately $126.5 million equivalent in senior unsecured bonds denominated in Norwegian kroner (“NOK”). Although the effect on profitability is managed through the use of currency swaps, liquidity may be affected during the period of the swap contracts arising from the requirement to pay collateral if the NOK currency rates move adversely compared to the United States dollar (“USD”). This could have a material adverse effect on our liquidity, depending on the magnitude of the currency fluctuation.

We may have difficulty managing our planned growth properly.

Since our original acquisitions from Frontline, we have expanded and diversified our fleet, and we are performing certain administrative services through our wholly-owned subsidiaries SFL Management AS, SFL Management (Bermuda) Limited, SFL Management (Singapore) Pte. Ltd., LH Rig Management (Cyprus) Ltd and SFL UK Management Ltd.

We intend to continue to expand our fleet. We continuously evaluate potential transactions, which may include pursuit of other business combinations, the acquisition of vessels or related businesses, the expansion of our operations, repayment of existing debt, share repurchases, short term investments or other transactions that we believe will be accretive to earnings, enhance shareholder value or are in our best interests. Our future growth will primarily depend on our ability to locate and acquire suitable assets or businesses, identify and consummate acquisitions or joint ventures, obtain required financing, integrate any acquired vessels and drilling rigs with our existing operations, enhance our customer base, and manage our expansion.

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

We are a holding company, and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our vessels and drilling rigs, and payments under our charter agreements are made to our subsidiaries. As a result, our ability to make distributions to our shareholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party or by the law of its respective jurisdiction of incorporation which regulates the payment of dividends by companies. Under the terms of our credit facilities, we may be restricted from making distributions from our subsidiaries if they are not in compliance with the terms of the relevant agreements. If we are unable to obtain funds from our subsidiaries, we may not be able to pay dividends to our shareholders.

The market price of our common shares may be unpredictable and volatile.

The market price of our common shares has been volatile. For the year ended December 31, 2023, the closing market price of our common shares ranged from a high of $11.71 on December 22, 2023, to a low of $8.48 on May 16, 2023. The market price of our common shares may continue to fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, changes in key management personnel, any reductions in the payment of our dividends or changes in our dividend policy, mergers and strategic alliances in the shipping and offshore industries, market conditions in the shipping and offshore industries, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, perceived or actual inability by our chartering counterparts to fully perform under the charter parties, including the charterers of our drilling rigs and third party announcements concerning us or our competitors and the general state of the securities market. The shipping and offshore industries have been highly unpredictable and volatile. The market for common shares in these industries may be equally volatile. The market volatility in equities remains high. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price, also when adjusted for any dividends. Additionally, to the extent that the price of our common shares declines, our ability to raise funds through the issuance of equity, or otherwise using our common shares as consideration, will be reduced.

Worldwide inflationary pressures could negatively impact our results of operations and cash flows.

It has been recently observed that worldwide economies have experienced inflationary pressures, with price increases seen across many sectors globally. For example, the U.S. consumer price index, an inflation gauge that measures costs across dozens of items, rose 3.4% in 2023 compared to the prior year, driven in large part by rising shelter costs. It remains to be seen whether inflationary pressures will continue, and to what degree, as central banks begin to respond to price increases. In the event that inflation becomes a significant factor in the global economy generally and in the shipping industry more specifically, inflationary pressures would result in increased operating, voyage and administrative costs. Furthermore, the effects of inflation on the supply and demand of the products we transport could alter demand for our services. Interventions in the economy by central banks in response to inflationary pressures may slow down economic activity, including by altering consumer purchasing habits and reducing demand for the commodities and products we carry, and cause a reduction in trade. As a result, the volumes of goods we deliver and/or charter rates for our vessels may be affected. Any of these factors could have an adverse effect on our business, financial condition, cash flows and operating results.

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

We operate through subsidiaries and branches located in Bermuda, Canada, Cyprus, Liberia, Namibia, Norway, Singapore, the United Kingdom and the Marshall Islands.

We are an international ship owning and chartering company with a large and diverse asset base across the maritime, shipping and offshore asset classes and business sectors. As of December 31, 2023, our assets consist of seven crude oil tankers, six oil product tankers, 15 dry bulk carriers, 32 container vessels (including seven leased-in container vessels), five car carriers, one jack-up drilling rig and one ultra-deepwater drilling rig, as well as two dual-fuel 7,000 Car Equivalent Unit (“CEU”) newbuilding car carriers under construction. One of these vessels was delivered from the shipyard in January 2024 with the second vessel expected to be delivered during the first half of 2024. We also partly own four leased-in container vessels in our associated companies.

Our primary objective is to continue to grow our business through accretive acquisitions across a diverse range of marine and offshore asset classes. In doing so, our strategy is to generate stable and increasing cash flows by chartering our assets primarily under medium to long-term bareboat or time charters.

History of the Company

We were formed in 2003 as a wholly-owned subsidiary of Frontline, a major operator of large crude oil tankers. In 2004, Frontline distributed 25% of our common shares to its ordinary shareholders in a partial spin off, and our common shares commenced trading on the New York Stock Exchange, or the NYSE, under the ticker symbol "SFL" on June 14, 2004. Frontline subsequently made six further dividends of our shares to its shareholders and its ownership in our Company is now less than one percent. Our assets at the time consisted of a fleet of Suezmax tankers, very large crude carriers (“VLCCs”), and oil/bulk/ore carriers.

Since 2004, we have diversified our asset base and now have seven asset types, which comprise crude oil tankers, oil product tankers, container vessels, car carriers, dry bulk carriers, a jack-up drilling rig and an ultra-deepwater drilling rig. In addition, we have certain financial investments.

Acquisitions, Deliveries, Capital Investments and Disposals

Acquisitions, Deliveries and Capital Investments

During the year ended December 31, 2023, we invested $117.8 million for a SPS, Ballast Water Treatment System (“BWTS”) and other capital upgrades performed on the harsh environment semi-submersible drilling rig Hercules.

During the year ended December 31, 2023, we had paid total installments and related costs of $158.4 million in relation to two dual-fuel 7,000 CEU newbuilding car carriers designed to use LNG under construction. The first of the vessels, Emden was delivered in September 2023, while the second vessel, Wolfsburg, was delivered in November 2023. On delivery, the vessels performed a voyage charter for an Asia based operator from Asia to Europe, and thereafter, the vessels started a 10-year time charter to Volkswagen Group.

Also during the year ended December 31, 2023, we had paid total installments and related costs of $83.9 million in relation to another two dual-fuel 7,000 CEU newbuilding car carriers under construction. One of these vessels, Odin Highway, was delivered from the shipyard in January 2024 and immediately commenced a 10-year time charter to K Line. The second vessel, Thor Highway, is also expected to be delivered during the first half of 2024 and will immediately commence a 10-year time charter to K Line.

Disposals

In the year ended December 31, 2023, we disposed of the following vessels:

•In March 2023 and April 2023, we delivered the two Suezmax tankers, Glorycrown and Everbright, which were trading in the spot market, to an unrelated third party. Net sale proceeds of $84.9 million were received in connection with the transaction and recorded a gain of $16.4 million on the disposal.
•In April 2023 and June 2023, we sold and delivered the two chemical tankers, SFL Weser and SFL Elbe, which were also trading in the spot market, to an unrelated third party for net sale proceeds of $19.4 million. We recorded a gain of $30 thousand on the disposal and recorded an impairment loss of $7.4 million prior to the disposal.
•In August 2023, we sold and delivered the VLCC, Landbridge Wisdom, which was previously accounted for as an investment in ‘leaseback asset’, to Landbridge Universal Limited (“Landbridge”) following exercise of the applicable purchase option in the charter contract. Net sales proceeds totaling $52.0 million were received from Landbridge and we recorded a gain of $2.2 million in connection with the transaction.

In the period between January 1, 2024 and March 14, 2024, we have not had any disposal of vessels or rigs.

Corporate Debt and Lease Debt Financing

In January 2023, we drew down $144.6 million for the financing of four Suezmax tankers. The facility bears interest at the compounded daily SOFR plus a margin and has a term of approximately three years.

In February 2023, we issued $150.0 million in senior unsecured sustainability-linked bonds due 2027 in the Nordic credit market. The bond was issued at a price of 99.58%. The difference between the face value and market value of the bond of $0.6 million will be amortized as an interest expense over the life of the bond. The bonds pay a coupon of 8.875% of the nominal value per annum and are redeemable in full on February 1, 2027, and net proceeds were used to refinance existing bonds and for general corporate purposes.

Between January and March 2023, we bought back approximately $53.0 million of the 4.875% senior unsecured convertible bonds due 2023. The repurchases were made from surplus cash from the issuance of the new $150.0 million sustainability-linked bonds and as a result of favorable market conditions. The net outstanding balance of $84.9 million remaining after the repurchases were redeemed in full at the maturity of the bonds in May 2023.

In February 2023, we bought back approximately $29.4 million (NOK293 million) of the NOK700 million senior unsecured floating rate bonds due 2023. The repurchase was made from surplus cash from the issuance of the new $150.0 million sustainability-linked bonds and as a result of favorable market conditions. The net outstanding balance of $38.1 million (NOK407 million) remaining after the repurchases were redeemed in full at the maturity of the bonds in September 2023.

In April 2023, we entered into a sale and leaseback transaction via a Japanese operating lease with call option financing structure for $45.0 million for the financing of the car carrier, Arabian Sea. The vessel was sold and leased back for a term of approximately five years, with the option to purchase the vessel at the end of the period.

Also, in April 2023, we drew down $150.0 million for the refinancing of the harsh environment jack-up drilling rig, Linus. The facility bears a fixed interest rate and has a term of approximately three years.

In May 2023, we entered into a sale and leaseback transaction via a Japanese operating lease with call option financing structure for $38.5 million for the financing of the 2,500 TEU container vessel, Maersk Pelepas. The vessel was sold and leased back for a term of nearly nine years, with options to purchase the vessel after approximately six or seven years.

In May 2023, we drew down $150.0 million and a further $8.4 million for the refinancing of the harsh environment semi-submersible rig, Hercules, and general corporate purposes, respectively. The facilities bear interest at the compounded daily SOFR plus a margin and have a term of approximately three years.

Also, in May 2023, we drew down $32.5 million on pre-delivery facilities in relation to two 7,000 CEU newbuild car carriers, Odin Highway and Thor Highway. The pre-delivery facilities bear interest at the compounded daily SOFR plus a margin and are repayable upon delivery of the vessels in 2024.

In September 2023 and November 2023, respectively, we completed sale and leaseback transactions via a Japanese operating lease with call option financing structure for $72.2 million for the financing of the two 7,000 CEU newbuild car carriers, Emden and Wolfsburg, totaling $144.4 million. The vessels were sold and leased back for a term of nearly 12 years, with options to purchase the vessels in approximately 10 years.

In December 2023, we were offered a reverse stock loan facility of $60.0 million as security for the shares of the Company lent under a general share lending agreement entered into with a bank in 2021. As of December 31, 2023, 11.8 million shares of the Company were in the custody of the bank. The facility bears interest at Effective Federal Funds Rate (“EFFR”) plus a margin and is repayable on demand.

Share Options

In February 2023, we awarded a total of 440,000 options to employees, officers and directors, pursuant to our share option scheme (the “Share Option Scheme”). The options have a five-year term and a three-year vesting period and the first options will be exercisable from February 2024 onwards. The initial strike price was $10.34 per share.

In February 2024, we awarded a total of 440,000 options to employees, officers and directors, pursuant to our Share Option Scheme. The options have a five-year term and a three-year vesting period and the first options will be exercisable from February 2025 onwards. The initial strike price was $12.02 per share.

Shares Issue

In January 2024, we issued 43,708 new shares to an officer in settlement of options issued in 2019 pursuant to the Company’s incentive program. The weighted average exercise price of the options exercised was $6.62 per share and the total intrinsic value of the options exercised was $0.5 million.

Shares Repurchase

In May 2023, the Board of Directors authorized the repurchase of up to an aggregate of $100.0 million of the Company’s common shares, which is valid until June 30, 2024 (the “Share Repurchase Program”). The Company is not obligated under the terms of the program to repurchase any of its common shares and the program may be suspended or reinstated at any time at the Company’s discretion and without notice.

During the year ended December 31, 2023, we repurchased a total of 1,095,095 shares under the Share Repurchase Program, at an average price of approximately $9.27 per share, with principal amounts totaling $10.2 million. We have $89,847,972 remaining under the authorized Share Repurchase Program.

The specific timing and amounts of the repurchases will be in the sole discretion of the Company and may vary based on market conditions and other factors. We are not obligated under the terms of the program to repurchase any of our common shares.

New Contracts, Extensions and Changes

In May 2023, we signed a contract with a subsidiary of Galp Energia for the harsh environment semi-submersible rig Hercules. The contract, which commenced in November 2023, is for two wells plus optional well testing. Without any options, the duration is approximately 115 days including the mobilization period.

In August 2023, we signed a new contract with a subsidiary of Equinor for the harsh environment semi-submersible rig Hercules. The contract is for one well plus one optional well, and is expected to commence in the first half of 2024, when the contract with Galp Energia terminates. The duration for the firm contract period is approximately 200 days including transit time to and from Canada.

In October 2023, Maersk declared an extension option for the 9,500 TEU container vessel Maersk Sarat until the second quarter of 2025.

In November 2023, the 15,400 TEU container vessel Savannah Express commenced a time charter contract with Hapag Lloyd AG (“Hapag Lloyd”) for a duration of five years.

In March 2024, Maersk declared a further 12 months extension option each for the 8,700 TEU container vessel, San Felipe, and 9,500 TEU container vessel, Maersk Skarstind.

Dividend Reinvestment Plan ("DRIP") and At-the-Market Sales Agreement ("ATM")

On April 12, 2022, the Board of Directors authorized a renewal of our dividend reinvestment plan, or DRIP, to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned, or other cash amounts, in the Company’s common shares on a regular or one time basis, or otherwise. On April 15, 2022, the Company filed a registration statement on Form F-3ASR (Registration No. 333-264330) to register the sale of up to 10,000,000 common shares pursuant to the DRIP. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, we may grant additional share sales to investors, from time to time, up to the amount registered under the plan.

In May 2020, we entered into an equity distribution agreement with BTIG LLC ("BTIG") under which the Company may, from time to time, offer and sell new common shares having aggregate sales proceeds of up to $100.0 million through an ATM program (the “2020 ATM Program”). We had sold 11.4 million of our common shares, and received net proceeds of $90.2 million, under the 2020 ATM Program. In April 2022, we entered into an amended and restated equity distribution agreement with BTIG, under which the Company may, from time to time, offer and sell new common shares up to $100.0 million through an ATM program with BTIG (the “2022 ATM Program”). Under this agreement, the prior 2020 ATM Program established in May 2020 was terminated and replaced with the renewed 2022 ATM Program. On April 28, 2023, in connection with the 2022 ATM Program, we filed a new registration statement on Form F-3ASR (Registration No. 333-271504) and an accompanying prospectus supplement with the SEC to register the offer and sale of up to $100.0 million common shares pursuant to the 2022 ATM Program. No common shares have been sold under the 2022 ATM Program.

No new common shares were issued and sold under the DRIP and ATM arrangements during the year ended December 31, 2023.

Dividends

On February 15, 2023, the Board of Directors declared a dividend of $0.24 per share which was paid in cash on March 30, 2023 to shareholders of record as of March 15, 2023.

On May 15, 2023, the Board of Directors declared a dividend of $0.24 per share, which was paid in cash on June 30, 2023 to shareholders of record as of June 16, 2023.

On August 17, 2023, the Board of Directors declared a dividend of $0.24 per share, which was paid in cash on September 29, 2023 to shareholders of record as of September 14, 2023.

On November 8, 2023, the Board of Directors declared a dividend of $0.25 per share, which was paid in cash on December 28, 2023 to shareholders of record as of December 15, 2023.

On February 14, 2024, the Board of Directors declared a dividend of $0.26 per share which will be paid in cash on or around March 28, 2024 to shareholders of record as of March 15, 2024.

Change in the Company’s Certifying Accountant

In November 2022, MSPC Certified Public Accountants and Advisors, P.C. (“MSPC”) (PCAOB Firm ID number: 717), the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2022, notified us of its decision not to stand for re-appointment as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023. On November 24 2022, our Board of Directors appointed Ernst & Young AS (“EY”) (PCAOB Firm ID number: 1572) as the successor independent registered public accounting firm for the year ended December 31, 2023. The engagement of EY was ratified by shareholders at our annual meeting of shareholders held May 8, 2023. Please refer to “Item 16F. Change in Registrant's Certifying Accountant” for further information.

Russian-Ukrainian Conflict and Red Sea disruption

The conflict between Russia and Ukraine has disrupted supply chains and caused instability in the global economy, and the United States and the European Union, among other countries, announced sanctions against the Russian government and its supporters. OFAC administers and enforces multiple authorities under which sanctions have been imposed on Russia, including: the Russian Harmful Foreign Activities sanctions program, established by the Russia-related national emergency declared in Executive Order (E.O.) 14024 and subsequently expanded and addressed through certain additional authorities, and the Ukraine-/Russia-related sanctions program, established with the Ukraine-related national emergency declared in E.O. 13660 and subsequently expanded and addressed through certain additional authorities. The United States has also issued several Executive Orders that prohibit certain transactions related to Russia, including the importation of certain energy products of Russian Federation origin, investments in the Russian energy sector by U.S. persons, among other prohibitions and export controls. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against persons in or connected to Russia. As of March 14, 2024, the Company’s charter contracts have not been materially affected by the events in Russia and Ukraine. However, it is possible that in the future third parties, with whom the Company has or will have charter contracts, may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

The armed conflict In Israel and Gaza is difficult to predict and its impact on the world economy is uncertain. The conflict in the Gaza strip has increased the political risk for shipping significantly due to the proximity both physically and politically to the largest oil exporting region in the world. The costs of vessel security measures have been affected by the geopolitical conflicts in the Middle East and maritime incidents in and around the Red Sea, including off the coast of Yemen in the Gulf of Aden where vessels have faced an increased number of armed attacks targeting US-linked ships and Marshall Islands’ flagged vessels. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessels or additional security measures and the risk of uninsured losses could have a material adverse effect on our business, liquidity and operating results. The Red Sea shipping crisis has disrupted supply chains which is compounded by the ongoing shipping disruptions caused by blockages in the Panama Canal, which is experiencing one of the region’s worst droughts. Given the risk of attack in the Red Sea, many ships are now avoiding the canal, opting for routes around the Cape of Good Hope thereby increasing ship transit times and costs. As of March 14, 2024, the Company’s vessels and contracts have not been materially affected by the events in the Middle East and the Red Sea.

Inflation

In light of the current and foreseeable economic environment, significant global inflationary pressures could increase the Company's operating, voyage, general and administrative and financing costs. Further, as a result of disruptions in the Red Sea, shipping costs have increased substantially which are likely to be reflected in rising import prices and longer shipping times will reduce supplies of intermediate inputs and consumer goods. Historically shipping companies are accustomed to navigating in shipping downturns, coping with inflationary pressures and monitoring costs to preserve the liquidity, as they typically encourage suppliers and service providers to lower rates and prices.

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

(2)Diversify our asset base. Since 2004, we have diversified our asset base and now have the following asset types, which comprise crude oil tankers, oil product tankers, container vessels, car carriers, dry bulk carriers, a jack-up drilling rig and an ultra-deepwater drilling rig. We believe that there are other attractive markets that could provide us with the opportunity to further diversify our asset base. These markets include vessels and other assets that are of long-term strategic importance to certain operators in the shipping maritime and offshore industries. We believe that the expertise and relationships of our management, together with our relationship with Mr. John Fredriksen, could provide us with incremental opportunities to expand our asset base.

(3)Expand and diversify our customer relationships. Since 2004, we have increased our customer base from one to more than 10 customers with Golden Ocean now the only related party remaining in our list of long-term customers. We intend to continue to expand our relationships with our existing customers and also to add new customers, as the companies servicing the international shipping, maritime and offshore oil exploration and production markets continue to expand their use of leased-in assets to add capacity.

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

We have carried out a materiality analysis in order to aid us in prioritizing our sustainability efforts. Our review of potentially material topics followed the GRI Materiality Standard (GRI 3, 2021), considering the severity and likelihood of the impacts of our operations. Our ESG priorities also take into consideration those which are financially material, and we are guided by the SASB Marine Transportation Standard (2018) in this regard. The following topics have been considered by the Board of Directors and are deemed material for inclusion in the ESG report:
•Direct GHG emissions;
•Low carbon energy sources;
•Climate-related risks;
•Marine casualties involving crew;
•Corruption risk;
•Ship recycling;
•Spills and releases; and
•Compliance training and training on board our vessels.

We have established specific targets for the material areas pinpointed in the assessment described above. In particular, SFL will continue to develop its strategy to address direct emissions and associated climate-related risks.

Our Corporate Code of Business Ethics and Conduct is established by the Board of Directors. The Board works to ensure that we have sufficient internal control and risk management systems in place, which encompass our corporate values and ethical guidelines, including the guidelines for corporate social responsibility. The Board routinely considers critical ESG issues, and in line with our Code of Conduct, any significant incidents are reported directly to the Board. The Board also reviews our annual ESG report, which sets forth our ESG strategy and goals, and report on our ESG performance across all our business operations. All of our ESG Reports may be found on our website at https://www.sflcorp.com/esg/. The information on our website is not incorporated by reference into this annual report.

Together with other Hemen Related Companies, such as Avance Gas, Flex LNG Ltd., Frontline and Golden Ocean, we have established an ESG forum, the goal of which is to design industry leading approaches to ESG risk management and reporting parameters.

We also support the following initiatives: The Neptune Declaration on Seafarer Wellbeing and Crew Change, the Maritime Anti-Corruption Network (“MACN”), the Clean Shipping Alliance, and the International Association of Independent Tanker Owners (“Intertanko”). We also comply with the requirements of Oil Companies International Marine Forum (“OCIMF”).

Environmental Priorities

Monitoring and Management
At SFL, we are examining ways to manage our environmental impact in order to better protect the environment, the sector, our customers and our own business. Our Environmental Policy describes our commitment to environmental due diligence and how spills and operational emissions of sulfur oxides, nitrogen oxides, waste and other discharges are to be managed.

We rolled out a digital platform to track vessel fuel efficiency since 2021 and, as of the date of this annual report, we continue to track our vessels’ fuel efficiency. We believe live tracking our vessels’ emissions and energy consumption is an important tool to monitor energy efficiency and emissions in accordance with regulations and our own targets.

Decarbonization
We see decarbonization as a strategic priority going forward; this addresses our direct emissions, climate-related risks of regulatory changes, evolving expectations from our customers, as well as access to cost efficient capital. The energy mix in our fleet is dependent on available technologies.

Social Priorities

We believe that providing safe and healthy labor conditions, a supportive environment and opportunities for employees to develop within the Company are key to the well-being of our staff and fundamental to the long-term success of SFL.

Labor Rights and Working Conditions
In addition to securing our workers’ health and safety, we seek to ensure that our employees, onshore and offshore, are working under conditions that meet the requirements set out in the International Labor Conventions and the Maritime Labor Convention. As part of safeguarding seafarers labor rights, these conventions include the right to collective bargaining agreements, and that no employee is discriminated based on nationality, race or any other basis.

Diversity
Our policies prohibit discrimination against any employee or any other person on the basis of sex, race, color, age, religion, sexual preference, marital status, national origin, disability, ancestry, political opinion, or any other basis. We are an international company with shipboard employees from across the world. While our rig and shipboard employees are predominantly male, women make up over 40% of our onshore employees.

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

Assessing and monitoring business processes, training and controls are fundamental tools in implementing our anticorruption policy. As part of our compliance processes, appropriate risk-based communication and training are provided to employees as part of their onboarding and ongoing development program.

See further details contained in our latest Environmental Social Governance Report, which may be found on our website at https://www.sflcorp.com/esg/. The information on our website is not incorporated by reference into this annual report.

Customers

As of March 14, 2024, our customers includes, among others, Golden Ocean Group Limited (“Golden Ocean”), Maersk A/S (“Maersk”), Maersk Sealand Pte Ltd (“Maersk Sealand”), MSC Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. (“MSC”), ConocoPhillips Skandinavia AS (“ConocoPhillips”), Phillips 66 Company (“Phillips 66”), Evergreen Marine Corporation (Taiwan) Ltd. and its affiliate Evergreen Marine (Singapore) Pte Ltd (“Evergreen”), Volkswagen Konzernlogistik Gmbh Co. OHG (“Volkswagen”), Kawasaki Kisen Kaisha Ltd. (“K Line”), Trafigura Maritime Logistics Pte Ltd (“Trafigura”), Hapag-Lloyd AG (“Hapag-Lloyd”), Koch Shipping Pte Ltd (“Koch”), EUKOR Car Carriers Inc. (“Eukor”), Galp Energia, S.A (“Galp Energia”) and Equinor Canada Ltd (“Equinor”).

Our customers that represent the largest proportion of our revenue are discussed below in “Item 5 - Factors Affecting Our Current and Future Results”.

Competition

We currently operate in several sectors of the maritime, shipping and offshore industries, including oil transportation, dry bulk shipments, oil products transportation, container transportation, car transportation and drilling rigs.

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

Our jack-up drilling rig and our ultra-deepwater drilling rig are sub-chartered out on charters to oil majors. Jack-up drilling rigs and ultra-deepwater drilling rigs are normally chartered by oil companies on a shorter-term basis linked to area-specific well drilling or oil exploration activities, but there have also been longer period charters available when oil companies want to cover their longer term requirements for such rigs. Ultra-deepwater semi-submersible drilling rigs are self-propelled, and can therefore easily move between geographic areas. Jack-up drilling rigs are not self-propelled, but it is common to move these assets over long distances on heavy-lift vessels. Therefore, the markets and competition for these rigs are effectively world-wide.

Competition for charters in all the above sectors is intense and is based upon price, location, size, age, specifications, condition and acceptability of the vessel/rig and its technical and commercial managers. Competition is also affected by the availability of other sized vessels/rigs to compete in the trades in which we engage. Most of our existing vessels are chartered at fixed rates on a long-term basis and are thus not directly affected by competition in the short-term. However, dry bulk carriers chartered to the Golden Ocean Charterer are subject to profit sharing agreements, which are affected by competition experienced by the charterers.

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the safe operation of our vessels. Failure to comply could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability and reputation.

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

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session in June 2021 and entered into force on November 1, 2022 with the requirements for EEXI and CII certification effective from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. The amendments will enter into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. There will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

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

In June 2022, SOLAS also set out new amendments that took effect on January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System (“GMDSS”), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. These new requirements may impact the cost of our operations.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 72, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which are expected to enter into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted.

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

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention”. The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate (the “IAFS Certificate”) is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tonnage engaged in international voyages will have to carry a Declaration on Anti-fouling Systems signed by the owner or authorized agent.

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which have applied to ships since January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021 and entered into force on January 1, 2023.

We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, March 14, 2024, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. On December 23, 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective March 23, 2022, the new adjusted limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,300 (previous limit was $2,300 per gross ton or $19,943,400). Effective March 23, 2022, the new adjusted limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,300 per gross ton or $1,076,000 (previous limit was $1,200 per gross ton or $997,100). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

In 2010, the Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, Attorneys general from 13 states filed suit in March 2021 to lift the executive order and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration stating that the power to pause offshore oil and gas leases "lies solely with Congress". In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union's carbon market, Emissions Trading System (“EU ETS”) as part of its “Fit-for-55” legislation to reduce net greenhouse gas emissions by at least 55% by 2030. On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. The Environment Council adopted a general approach on the proposal in June 2022. On December 18, 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s "Fit-for-55," could also affect our financial position in terms of compliance and administration costs when they take effect.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. In July 2023, MEPC 80 adopted a revised strategy, which includes an enhanced common ambition to reach net-zero greenhouse gas emissions from international shipping around or close to 2050, a commitment to ensure an uptake of alternative zero and near-zero greenhouse gas fuels by 2030, as well as i). reducing the total annual greenhouse gas emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008; and ii). reducing the total annual greenhouse gas emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package. As part of this initiative, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union's carbon market, or EU ETS are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule is expected to reduce 41 million tons of methane emissions between 2023 and 2035 and cuts methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA issued a supplemental proposed rule in November 2022 to include additional methane reduction measures. On December 2, 2023, the Biden Administration announced the final rule that includes updated and strengthened standards for methane and other air pollutants from new, modified, and reconstructed sources, as well as Emissions Guidelines to assist states in developing plans to limit methane emissions from existing sources. These new regulations could potentially affect our operations.

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

Offshore Drilling Regulations

Our offshore drilling rigs are subject to many of the above environmental laws and regulations relating to vessels, but are also subject to laws and regulations focused on offshore drilling operations. We may incur costs to comply with these revised standards.

Rigs must comply with applicable MARPOL limits on sulfur oxide and nitrogen oxide emissions, chlorofluorocarbons, and the discharge of other air pollutants, and also with the Bunker Convention's strict liability for pollution damage caused by discharges of bunker fuel in jurisdictional waters of ratifying states.

Furthermore, any drilling rigs that we may operate in U.S. waters, including the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States, would have to comply with OPA and CERCLA requirements, among others, that impose liability (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges of oil or other hazardous substances.

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

In addition to the MARPOL, OPA and CERCLA requirements described above, our international offshore drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the importation of and operation of drilling rigs and equipment, currency conversions and repatriation, oil and gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors, and duties on the importation and exportation of drilling rigs and other equipment. New environmental or safety laws and regulations could be enacted, which could adversely affect our ability to operate in certain jurisdictions. Governments in some countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas, and other aspects of the oil and gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and gas companies and may continue to do so. For example, on December 20, 2016, former U.S. President Obama invoked a law that banned offshore oil and gas drilling in large areas of the Arctic and the Atlantic Seaboard. In April 2017, former President Trump signed an executive order sought to loosen that ban but was blocked by a federal court ruling in Alaska in March 2019. The Trump administration appealed the decision and in April 2021, a federal appeals court affirmed the ruling and found that President Biden's reinstatement of Obama-era protections makes moot the Trump administration's attempts to allow oil development in the Atlantic and Arctic waters. In November 2021, the House of Representatives passed the Build Back Better Act, which initially included provisions that banned offshore drilling in both the Atlantic and Pacific Oceans, as well as the eastern Gulf of Mexico, and cancelled drilling leases and blocked future oil and gas extraction in the Arctic National Wildlife Refuge. However, the Senate stripped the ban on offshore drilling from the bill, although the ban on energy extraction activities in the Arctic National Wildlife Refuge is still in place. Negotiations on the Build Back Better Act are currently stalled. On July 27, 2022, the Senate announced the Inflation Reduction Act, which was the final result of the Build Back Better Act negotiations, and despite significant investments in climate solutions, failed to restore protections for the Arctic National Wildlife Refuge. President Biden signed the Inflation Reduction Act into law on August 16, 2022. The Inflation Reduction Act of 2022 establishes a program designed to reduce methane emissions from certain oil and natural gas facilities, which includes a charge on methane emissions above certain thresholds. In September 2023, the Biden Administration announced significant steps to protect the Arctic National Wildlife Refuge, including the cancellation of the remaining seven oil and gas leases issued by the previous administration in the Coastal Plain.

In conjunction with the 2016 U.S. ban, the government of Canada simultaneously banned new drilling in Canadian Arctic waters and in August 2019, issued an order prohibiting oil and gas activities under existing leases in the Canadian Arctic offshore. The Canadian government imposed a five-year moratorium on its 2016 ban of new Canadian Arctic drilling. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings. Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling rigs may subject us to increased costs or limit the operational capabilities of our drilling rigs and could materially and adversely affect our operations and financial condition.

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

The insurance of our vessels which are chartered on a bareboat basis or on a time charter basis to the Golden Ocean Charterer is the responsibility of the bareboat charterers or Golden Ocean Management, respectively, who arrange insurance in line with standard industry practice. We are responsible for the insurance of our other time chartered and voyage chartered vessels. In accordance with standard practice, we maintain marine hull and machinery and war risks insurance, which include the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. From time to time we carry insurance covering the loss of hire resulting from marine casualties in respect of some of our vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is up to $1.0 billion per vessel per occurrence, except for certain excluded High Risk Areas. P&I Associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

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

Seasonality

A large part of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Our dry bulk carriers on charter to the Golden Ocean Charterer are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. We also have seven dry bulk carriers trading in the spot or short-term time charter market, and the effects of seasonality may affect the earnings of these vessels. Following scrubber installations on seven container vessels on charter to Maersk and one car carrier on charter to Eukor, the agreements were amended to include sharing of fuel cost savings with these charterers. Scrubber installations on seven Capesize bulk carriers to Golden Ocean will potentially lead to fuel cost savings affecting earnings and profit share. The fuel savings will depend on the price difference between IMO compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers.

C. ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D. PROPERTY, PLANTS AND EQUIPMENT

We own a substantially modern fleet of vessels and rigs. The following table sets forth the fleet that we own or charter-in including those in our associated companies as of March 14, 2024.

	Approximate			Lease	Charter Termination
Vessel	Built	Capacity	Flag	Classification *	Date*
Suezmaxes
Marlin Santorini	2019	150,000 Dwt	MI	Operating	2026	(9)
Marlin Sicily	2019	150,000 Dwt	MI	Operating	2027	(9)
Marlin Shikoku	2019	150,000 Dwt	MI	Operating	2027	(9)
SFL Albany	2020	160,000 Dwt	MI	Operating	2028	(9)
SFL Fraser	2020	160,000 Dwt	MI	Operating	2028	(9)
SFL Ottawa	2015	160,000 Dwt	MI	Operating	2028	(9)
SFL Thelon	2015	160,000 Dwt	MI	Operating	2028	(9)

Capesize Dry Bulk Carriers
Belgravia	2009	170,000 Dwt	MI	Operating	2025	(1)
Battersea	2009	170,000 Dwt	MI	Operating	2025	(1)
Golden Magnum	2009	180,000 Dwt	HK	Operating	2025	(1)
Golden Beijing	2010	176,000 Dwt	HK	Operating	2025	(1)
Golden Future	2010	176,000 Dwt	HK	Operating	2025	(1)
Golden Zhejiang	2010	176,000 Dwt	HK	Operating	2025	(1)
Golden Zhoushan	2011	176,000 Dwt	HK	Operating	2025	(1)
KSL China	2013	180,000 Dwt	MI	Operating	2025	(1)

Kamsarmax Dry Bulk Carriers
SFL Yangtze (ex Sinochart Beijing)	2012	82,000 Dwt	HK	n/a	n/a	(2)
SFL Pearl (ex Min Sheng 1)	2012	82,000 Dwt	HK	n/a	n/a	(2)

Supramax Dry Bulk Carriers
SFL Hudson	2009	57,000 Dwt	MI	n/a	n/a	(2)
SFL Yukon	2010	57,000 Dwt	HK	n/a	n/a	(2)
SFL Sara	2011	57,000 Dwt	HK	n/a	n/a	(2)
SFL Kate	2011	57,000 Dwt	HK	n/a	n/a	(2)
SFL Humber	2012	57,000 Dwt	HK	n/a	n/a	(2)

Product Tankers
SFL Trinity	2017	114,000 Dwt	MI	Operating	2024
SFL Sabine	2017	114,000 Dwt	MI	Operating	2024
SFL Puma	2015	115,000 Dwt	MI	Operating	2026	(9)
SFL Tiger	2015	115,000 Dwt	MI	Operating	2026	(9)
SFL Lion	2014	115,000 Dwt	MI	Operating	2027	(9)
SFL Panther	2015	115,000 Dwt	MI	Operating	2027	(9)

Container vessels
MSC Margarita	2002	5,800 TEU	LIB	Sales Type	2024	(1) (5)
MSC Vidhi	2001	5,800 TEU	LIB	Sales Type	2024	(1) (5)
MSC Vaishnavi R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Julia R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)

MSC Arushi R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Katya R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Anisha R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Vidisha R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Zlata R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
Asian Ace	2005	1,700 TEU	LIB	Operating	2025
Green Ace	2005	1,700 TEU	LIB	Operating	2024
San Felipe	2014	8,700 TEU	MI	Operating	2025	(10)
San Felix	2014	8,700 TEU	MI	Operating	2024
San Fernando	2015	8,700 TEU	MI	Operating	2025
San Francisca	2015	8,700 TEU	MI	Operating	2025
Maersk Sarat	2015	9,500 TEU	LIB	Operating	2025
Maersk Skarstind	2016	9,500 TEU	LIB	Operating	2025	(10)
Maersk Shivling	2016	9,300 TEU	LIB	Operating	2024
Maersk Phuket	2022	2,500 TEU	LIB	Operating	2029
Maersk Pelepas	2022	2,500 TEU	LIB	Operating	2029	(4)
MSC Anna	2016	19,200 TEU	LIB	Direct Financing	2031	(1) (3)
MSC Viviana	2017	19,200 TEU	LIB	Direct Financing	2032	(1) (3)
Thalassa Axia	2014	14,000 TEU	LIB	Operating	2024	(4) (6)
Thalassa Doxa	2014	14,000 TEU	LIB	Operating	2024	(4) (6)
Thalassa Mana	2014	14,000 TEU	LIB	Operating	2024	(4) (6)
Thalassa Tyhi	2014	14,000 TEU	LIB	Operating	2024	(4) (6)
Cap San Vincent	2015	10,600 TEU	MI	Operating	2024	(1) (4)
Cap San Lazaro	2015	10,600 TEU	MI	Operating	2024	(1) (4)
Cap San Juan	2015	10,600 TEU	MI	Operating	2024	(1) (4)
MSC Erica	2016	19,400 TEU	LIB	Direct Financing	2033	(1) (3)
MSC Reef	2016	19,400 TEU	LIB	Direct Financing	2033	(1) (3)
SFL Maui	2013	6,800 TEU	LIB	Operating	2027	(1) (4)
SFL Hawaii	2014	6,800 TEU	LIB	Operating	2027	(1) (4)
Maersk Zambezi	2020	5,300 TEU	MI	Operating	2028	(1)
Savannah Express (ex Thalassa Patris)	2013	15,400 TEU	LIB	Operating	2028	(4)
Thalassa Elpida	2014	14,000 TEU	LIB	Operating	2024	(4) (6)

Car Carriers
SFL Composer	2005	6,500 CEU	LIB	Operating	2026	(4)
SFL Conductor	2006	6,500 CEU	LIB	Operating	2027	(4)
Arabian Sea	2010	4,900 CEU	MI	Operating	2028	(4)
Emden	2023	7,000 CEU	LIB	Operating	2033	(4)
Wolfsburg	2023	7,000 CEU	LIB	Operating	2034	(4)
Odin Highway	2024	7,000 CEU	LIB	Operating	2034	(4) (11)

Jack-Up Drilling Rig
Linus	2014	450 ft	NOR	n/a	n/a	(8)

Ultra-Deepwater Drill Unit
Hercules	2008	10,000 ft	CYP	n/a	n/a	(8)

* Lease classifications and charter termination dates are as of December 31, 2023.

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
(6)The charters in respect of these vessels end in 2024 and the vessels are then contracted to commence a five-year time charter with another counterparty.
(7)The charters in respect of these vessels were extended in 2020 and lease classification changed from operating leases to sales type leases.
(8)Following redelivery from Seadrill in September 2022, Linus continued to be employed under its long-term drilling contract with ConocoPhillips which expires in the fourth quarter of 2028. The harsh environment semi-submersible drilling rig Hercules was employed on a bareboat charter to Seadrill until the end of December 2022, whereupon the rig was redelivered to us. Hercules is currently contracted on a short-term basis.
(9)Charterer has the right to trigger a sale to a third party, at any time after the first year, with net proceeds over an agreed sum to be shared between the charterer and SFL, with profit split on a previously agreed upon basis of calculation.
(10) Charter was extended in 2024. Lease assessment is preliminary and may change.
(11) Vessel was delivered in 2024. Lease assessment is preliminary and may change.

In addition to the above fleet of vessels and rigs, we also have one newbuilding dual-fuel 7,000 CEU car carrier designed to use LNG under construction, expected to be delivered during the first half of 2024.

Substantially, all of our owned vessels and rigs as of December 31, 2023 are pledged under mortgages, excluding two 1,700 TEU container vessels, five Supramax drybulk carriers and one 2,500 TEU container vessel.

Other than our interests in the vessels and drilling rigs described above, we do not own any material physical properties. We lease office space in Oslo from Front Ocean Management AS, in Singapore from Golden Ocean Shipping Co Pte. Ltd., and in London from Frontline Corporate Services Ltd, all related parties.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with Item 4. "Information on the Company" and our audited consolidated financial statements and notes thereto included herein.

A. OPERATING RESULTS

Overview

We have established ourselves as a leading international maritime asset-owning company with a large and diverse asset base across the maritime and offshore industries. A full fleet list is provided in “Item 4. Information on the Company – D. Property, Plants and Equipment” showing the assets that we currently own and charter to our customers.

Fleet Development

The following table summarizes the development of our active fleet of vessels and rigs, including four chartered-in container vessels that are included in our associated companies and 12 container vessels and five car carriers financed through sale and leaseback transactions.

	Total fleet	Additions/ Disposals		Total fleet	Additions/ Disposals		Total fleet
Vessel type	December 31, 2021	2022		December 31, 2022	2023		December 31, 2023
Oil Tankers	6	6	-2	10		-3	7
Chemical tankers	2			2		-2	0
Dry bulk carriers	15			15			15
Container vessels	35	2	-1	36			36
Car carriers	2	1		3	2		5
Jack-up drilling rigs	1			1			1
Ultra-deepwater drill units	1			1			1
Product tankers	4	2		6			6

Total Active Fleet	66	+11	-3	74	+2	-5	71

Between January 1, 2024 and March 14, 2024, we took delivery of the Odin Highway, the third of four newbuild 7,000 CEU dual-fuel car carriers. The vessel immediately commenced its new 10-year time charter to K Line.

Selected Financial Data

Our selected income statement and cash flow statement data with respect to the fiscal years ended December 31, 2023, 2022 and 2021 and our selected balance sheet data with respect to the fiscal years ended December 31, 2023 and 2022 have been derived from our consolidated financial statements included in “Item 18” of this annual report, prepared in accordance with accounting principles generally accepted in the United States, which we refer to as U.S. GAAP.

The selected income statement and cash flow statement data for the fiscal years ended December 31, 2020 and 2019 and the selected balance sheet data for the fiscal years ended December 31, 2021, 2020 and 2019 have been derived from our consolidated financial statements not included herein. The following table should be read in conjunction with “Item 5- Operating and Financial Review and Prospects” and our consolidated financial statements and the notes to those statements included herein.

	Year Ended December 31,
	2023	2022	2021	2020	2019
	(in thousands of dollars except common share and per share data)
Income Statement Data:
Total operating revenues	752,286	670,393	513,396	471,047	458,849
Net operating income/(loss)	240,184	275,474	242,838	(138,174)	137,777
Net income/(loss)	83,937	202,768	164,343	(224,425)	89,177
Earnings/(loss) per share, basic	$0.67	$1.60	$1.35	$(2.06)	$0.83
Earnings/(loss) per share, diluted	$0.66	$1.53	$1.30	$(2.06)	$0.83
Dividends declared	122,992	111,574	77,552	109,394	150,659
Dividends declared per share	$0.97	$0.88	$0.63	$1.00	$1.40

	Year Ended December 31,
	2023	2022	2021	2020	2019
	(in thousands of dollars except common share and per share data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	165,492	188,362	145,622	215,445	199,521
Vessels, rigs and equipment, net (including capital improvements and newbuildings)	2,740,791	2,744,249	2,288,267	1,250,797	1,435,347
Vessels under finance lease, net	573,454	614,763	656,072	697,380	714,476
Investment in sales-type, direct financing leases and leaseback assets, including current portion	55,739	119,023	204,766	677,543	994,387
Investment in associated companies (including loans and receivables)	61,484	61,557	61,640	151,207	368,222
Total assets	3,731,389	3,861,330	3,459,297	3,093,211	3,885,370
Short and long term debt (including current portion)	2,146,746	2,201,056	1,889,214	1,649,069	1,608,088
Finance lease liability (including current portion)	419,341	472,996	524,200	573,087	1,106,427
Share capital	1,386	1,386	1,386	1,278	1,194
Stockholders' equity	1,039,397	1,091,231	982,327	795,651	1,106,369
Common shares outstanding (1)	137,467,078	138,562,173	138,551,387	127,810,064	119,391,310
Weighted average common shares outstanding (1)	126,248,912	126,788,530	122,140,675	108,971,605	107,613,610

Cash Flow Data:
Cash provided by operating activities	343,089	355,125	293,595	276,475	249,707
Cash provided by/ (used in) investing activities	(103,894)	(499,088)	(389,050)	176,339	(169,881)
Cash provided by/ (used in) financing activities	(262,065)	178,365	25,017	(431,432)	(89,204)

(1) The number of common shares outstanding as of December 31, 2023 and 2022 includes 8,000,000 shares issued as part of a share lending arrangement relating to the Company's issuance of 5.75% senior unsecured convertible bonds in October 2016 and 3,765,842 shares issued as part of a share lending arrangement relating to the Company's issuance of 4.875% senior unsecured convertible bonds in April and May 2018. The Company entered into a general share lending agreement with another counterparty and after the maturity of the bonds, 8,000,000 and 3,765,142 shares, respectively, from each issuance under the two initial share lending arrangements described above were transferred into such counterparty's custody. The remaining 700 shares are held with the Company's transfer agent. Accordingly, the total 11,765,842 of shares which had been issued under these arrangements, are not included in the weighted average number of common shares outstanding as of December 31, 2023 and 2022.

Factors Affecting Our Current and Future Results

Principal factors that have affected our current results, or are expected to affect our future results of operations and financial position, include:
•the earnings of our vessels under time charters or rigs under drilling contracts, including Maersk, Evergreen, Hapag Lloyd, Trafigura, ConocoPhillips, the Golden Ocean Charterer and other charterers;
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

As of December 31, 2023:

•16 container vessels on time charters to Maersk accounted for approximately 28% of our consolidated operating revenues (December 31, 2022: 31%, 16 vessels).

•Five* container vessels on time charter to Evergreen accounted for approximately 13% of our consolidated operating revenues (December 31, 2022: 15%, six vessels).

•Seven tanker vessels on time charter to Trafigura accounted for approximately 8% of our consolidated operating revenues (December 31, 2022: 9%, seven vessels).

•Eight Capesize dry bulk carriers leased to a subsidiary of Golden Ocean accounted for approximately 7% of our consolidated operating revenues (December 31, 2022: 8%, eight vessels).

•One jack-up drilling rig on drilling contract revenue with ConocoPhillips accounted for approximately 10% of our consolidated operating revenues (December 31, 2022: 3%, one rig).

* In September 2023, one of the vessels was redelivered from Evergreen to the Company and commenced the installation of efficiency upgrades. Following the installation of these upgrades, the vessel commenced a time charter contract with Hapag Lloyd for a duration of five years. The remaining five vessels are also expected to begin charters with Hapag Lloyd upon the completion of their current charters with Evergreen.

Our revenues arise primarily from our long-term, fixed-rate charters and as shown in Results of Operations below the majority of our income is derived from time charter income, however we also have finance lease interest income, voyage charter income and drilling contract revenues.

Our future earnings are dependent upon the continuation of existing lease arrangements and our continued investment in new lease arrangements. Future earnings may be significantly affected by the sale of vessels or a default by counterparties under our chartering agreements. Investments and sales which have affected our earnings since January 1, 2023, are listed in Item 4 above under acquisitions and disposals. Some of our lease arrangements contain purchase options which, if exercised by our charterers, will affect our future leasing revenues.

In 2013, we began to derive income from voyage charters. Currently, we have seven dry bulk carriers trading in the spot or short-term time charter market, where the effects of seasonality may affect the earnings of these vessels.

We have revenue under profit sharing agreements with some of our charterers, in particular with Golden Ocean. Revenues received under profit sharing agreements depend upon the returns generated by the charterers from the deployment of our vessels. These returns are subject to market conditions which have historically been subject to significant volatility. Historically, our main profit share income has arisen from our tankers chartered to Frontline Shipping. The profit-sharing percentage with Frontline Shipping was 50% of earnings above time charter rates, payable on a quarterly basis. During 2022, Frontline Shipping ceased to be a customer, following the sale of the last two VLCC tankers that were leased to them in April 2022. Our eight Capesize dry bulk carriers on long-term charter to the Golden Ocean Charterer include profit sharing arrangements whereby we earn a 33% of profits earned by the vessels above threshold levels.

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

In addition to the eight vessels on charter to Golden Ocean Charterer, we also have 23 container vessels, six car carriers, seven Suezmax tankers and six product tankers employed on time charters, and seven dry bulk carriers trading in the spot or short-term time charter market. We have outsourced the technical management for these vessels and we pay operating expenses for the vessels as they are incurred. Operating expenses include mainly crew costs, repairs and maintenance, spares and supplies, insurance, management fees and drydocking. The remaining vessels we own that have charters attached to them are employed on bareboat charters, where the charterer pays all operating expenses, including maintenance, drydocking and insurance.

In addition, we have engaged Odfjell for the operational management of our two drilling rigs, Linus and Hercules. We pay Odfjell a management fee and provide funding for the rigs' running costs as they are incurred.

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

Administrative Expenses

Administrative expenses consist of general corporate overhead expenses, including personnel costs, property costs, legal and professional fees, and other administrative expenses. Personnel costs include, among other things, salaries, pension costs, fringe benefits, travel costs and health insurance. We have entered into administrative services agreements with Frontline Management, Seatankers Management Norway AS and Seatankers Management Co. Ltd. (collectively “Seatankers”), Front Ocean Management AS and Front Ocean Management Ltd. (collectively “Front Ocean”), under which they provide us with certain administrative support services, and have agreed to reimburse them for reasonable third party costs, if any, advanced on our behalf. Some of the compensation paid to Frontline Management and Seatankers is based on cost sharing for the services rendered, based on actual incurred costs plus a margin.

Our chief information security officer (CISO), who is employed by Front Ocean, a related party, is responsible for assessing and managing cybersecurity threats, reporting cybersecurity updates and reporting to the Board material cybersecurity incidents. For more information on our cybersecurity risk management and strategy, please see “Item 16K. Cybersecurity.”

Mark-to-Market Movements on derivative financial instruments

In order to hedge against fluctuations in interest rates, we have entered into interest rate swaps which effectively fix the interest payable on a portion of our floating rate debt. We have also entered into interest/currency swaps in order to fix both the interest and exchange rates applicable to the payment of interest and eventual settlement on our floating rate NOK bonds. Although the intention is to hold such financial instruments until maturity, U.S. GAAP requires us to record them at market valuation in our financial statements. Adjustments to the mark-to-market valuation of these derivative financial instruments, which are caused by variations in interest and exchange rates, are reflected in results of operations and other comprehensive income. Accordingly, our financial results may be affected by fluctuations in interest and exchange rates.

Mark-to-Market Movements on investment in equity securities

We hold investments in shares consisting of approximately 1.3 million shares in NorAm Drilling with a fair value of $5.1 million, trading on the Euronext Growth exchange in Oslo. Upon the adoption of ASU 2016-01 from January 2018, we recognize any changes in the fair value of these equity investments in the statement of operations.

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

Equity in earnings of associated companies

In the year ended December 31, 2023 and December 31, 2022, we earned income from our 49.9% investment in River Box Holding Inc. (“River Box”), which has been accounted for using the equity method.

The total income from associated companies accounted for 8.8% of our net income in the year ended December 31, 2023 (December 31, 2022 : 3.6% of net income).

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies we apply that are considered to involve a higher degree of judgment in their application. For details of all our material accounting policies, see “Note 2: Accounting Policies” to our consolidated financial statements.

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

The activities that drive the revenue earned from our drilling contract primarily includes providing a drilling rig and the crew and supplies necessary to operate the rig, but may also in the future include mobilizing and demobilizing the rig to and from the drill site and performing rig preparation activities and/or modifications required for the contract with a customer. We account for these integrated services as a single performance obligation that is (i) satisfied over time and (ii) comprised of a series of distinct time increments of service.

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

Consideration received for drilling contracts mainly comprises of dayrate drilling revenue which provide for payment on a dayrate basis, with higher rates for periods when the drilling rig is operating and lower rates or zero rates for periods when drilling operations are interrupted or restricted. The dayrate invoices billed to the customer are typically determined based on the varying rates applicable to the specific activities performed on an hourly basis. Such dayrate consideration is allocated to the distinct hourly incremental service it relates to. Revenue is recognized in line with the contractual rate billed for the services provided for any given hour.

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

During 2019 and 2020, the charter agreements relating to seven containerships chartered to Maersk on a time charter basis were amended after we agreed to install scrubbers on the vessels. The installation of scrubbers was completed in 2020 and 2021. As part of the charter agreements, we receive a share of the fuel savings, dependent on the price difference between IMO compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers. As of 2023, scrubber savings revenue is also earned from one car carrier chartered to Eukor and has a profit share mechanism between the owners and the charterer. As part of the charter agreement, we are entitled to a share of the difference between the prices paid and the Platts bunker prices at the time and place of bunkering. Amounts receivable under these arrangements are accrued on the basis of amounts earned at the reporting date.

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

Special Periodic Survey ("SPS") for rigs
Costs related to periodic overhauls of drilling rigs are capitalized and amortized over the anticipated period between overhauls, which is generally five years. Related costs are primarily yard costs and the cost of employees directly involved in the work. We include amortization costs for periodic overhauls in depreciation expense. Costs for other repair and maintenance activities are included in rig operating expenses and are expensed as incurred.

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

Finance lease liability and Lease debt financing
Similar to the leaseback assets, any vessels sold and leased back from the same party are also evaluated under sale and leaseback accounting guidance contained in ASC 842 to determine whether it is appropriate to account for the transaction as a sale of an asset. If control is deemed not to have passed to the buyer, it is deemed as "a failed sale and leaseback transaction" and we account for the transaction as a financing arrangement and describes this as "lease debt financing". We do not derecognize the underlying vessel and continue to depreciate the asset. The sales proceeds received from the buyer-lessor are recorded as a financial liability. Charter hires paid by us to the buyer-lessor are allocated between interest expense and principal repayment of the financial liability.

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

In 2023, reviews of the carrying value of long-lived assets indicated that two chemical tankers were impaired, and charges were taken against these assets. No impairment was recognized in 2022. In 2021, reviews of the carrying value of long-lived assets indicated that one drilling rig was impaired, and charges were taken against the asset.

Vessel and Rig Market Values
As we obtain information from various industry and other sources, our estimates of vessel and rig market values are inherently uncertain. In addition, charter-free market values are highly volatile and any estimate of market value may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them. Moreover, we are not holding our vessels for sale, except as otherwise noted in this report, and most of our vessels and one of our rigs are currently employed under long-term charters or leases or other arrangements. There is not a ready liquid market for vessels and rigs that are subject to such arrangements.

As of December 31, 2023, we owned 58 vessels and two rigs. The aggregate carrying value of these 60 assets as of December 31, 2023, was $2.7 billion, as summarized in the table below. The table is presented in the context of the markets in which the vessels operate, with crude oil tankers and oil product tankers grouped together under "Tanker vessels", container vessels and car carriers grouped together under "Liners" and a jack-up drilling rig and an ultra-deepwater drilling rig grouped together under "Offshore units".

		Aggregate carrying value at
	Number of	December 31, 2023
	owned vessels	($ millions)
Tanker vessels (1)	13	586
Dry bulk carriers (2)	15	275
Liners (3)	30	1,203
Offshore units (4)	2	646
	60	2,710

(1)Includes 13 vessels with a carrying value of $586.3 million which we believe is approximately $311.0 million less than their charter-free market value.
(2)Includes seven vessels with an aggregate carrying value of $132.4 million, which we believe exceeds their aggregate charter-free market value by approximately $28.7 million and eight vessels with a carrying value of $142.9 million which we believe is approximately $40.9 million less than their charter-free market value.
(3)Includes 11 vessels with an aggregate carrying value of $687.6 million which we believe exceeds their aggregate charter-free market value by approximately $55.3 million and 19 vessels with an aggregate carrying value of $515.6 million, which we believe is approximately $273.8 million less than their charter-free market value.
(4)Includes one jack-up drilling rig with an aggregate carrying value of $312.4 million which we believe exceeds its aggregate charter-free market value by approximately $44.9 million and one ultra-deepwater drilling rig with an aggregate carrying value of $333.4 million, which we believe is approximately $16.6 million less than its charter-free market value.

The above aggregate carrying value of $2.7 billion as of December 31, 2023 is made up of (a) $55.7 million investments in direct finance leases (excluding the chartered-in container vessels, MSC Anna, MSC Viviana, MSC Erica and MSC Reef, in our associated companies), and (b) $2,654.7 million vessels, rigs and equipment (excluding seven container vessels included in vessels under finance lease).

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

Recent accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"). Among other things, these amendments require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). The amendments are effective for the Company beginning after December 15, 2024. As of the year ended December 31, 2023, we do not expect the changes prescribed in ASU 2023-09 to have a material impact on its consolidated financial statements and related disclosures, however, we will re-evaluate the amendments based on the facts and circumstances at the time of implementation of the guidance.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands annual and interim disclosure requirements for reportable segments. On adoption, the disclosure improvements will be applied retrospectively to prior periods presented. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact that ASU 2023-07 will have on the Company's financial statements and related disclosures.

Market Overview

The Oil Tanker Market

The crude tanker freight market has experienced volatility during the last decade. According to industry sources, during 2023, average tanker earnings remained at historically high levels, mainly due to geopolitical factors along with strong Atlantic export and firm Asian demand. The average spot charter rates for VLCCs were approximately $43,200 per vessel per day (or $50,600 per day for scrubber fitted vessels) in 2023, a significant increase from $23,900 per day in 2022. In 2021 the average spot charter rates for VLCCs were approximately $3,200 per day. Suezmax tanker spot rates also saw improved market earnings, with average spot rates at approximately $53,500 (or $57,500 per day for scrubber fitted vessels) compared to $44,300 per day for 2022.

Overall, tonnage demand for crude tankers increased by an estimated 5.9% in 2023, compared to an increase of 9.0% in 2022. On the supply side, crude oil tanker capacity increased by 3.7% in 2023.

At the end of 2023, the total orderbook for new VLCCs and Suezmax tankers consisted of 23 vessels and 67 vessels, respectively, representing approximately 5% of the respective fleets.

According to industry sources, the oil tanker market outlook remains firm with total crude tanker demand projected to expand by 3.8% at a point with a small orderbook however with risks related to developments in the global economy and introduction of new emission regulations.

The Dry Bulk Shipping Market

The dry bulk shipping market has experienced volatile market conditions and has started 2024 with strong earnings following strong Brazilian exports and Red Sea disruptions. During 2023 fleet capacity increased by approximately 3.0%, while tonnage demand increased by an estimated 4.4%. At the start of 2024, industry sources estimated that seaborne dry bulk trade was projected to grow by 1.6% in tonne-miles in 2024. This is less than the projected fleet capacity growth of 2.3%. A number of risk factors may impact the outlook including seasonal trends, disruptions to iron ore output, underlying pressure from weak global economic conditions and reduced port congestion.

The average earnings during 2023 for a Capesize, a Panamax and a Supramax dry bulk carrier were $12,400 per day ($16,600 per day for a scrubber fitted Capesize), $12,000 per day and $12,400 per day, respectively.

During the year, contracting for newbuilding dry bulk carriers increased to an estimated 40.2 million dwt up from 35.9 million dwt in 2022, while deliveries of new vessels amounted to approximately 35.1 million dwt and recycling removed approximately 5.5 million dwt. As a result, fleet capacity increased by 29.6 million dwt, equivalent to approximately 3.0% of the total fleet size year on year. During December 2023, the total orderbook for new dry bulk carriers was 86.8 million dwt, equivalent to 9% of the existing fleet.

The Freight Liner Market (Containerships and Car Carriers)

The container charter market experienced, according to industry sources, a strong upswing during the end of 2023 and during the beginning of 2024 with elevated freight markets following disruptions in the Red Sea and rerouting of ships. While markets have seen an increase due to disruptions increasing ton mile demand, it is expected that strong supply pressure with a significant number of newbuild vessels deliveries will result in downward pressure on the freight and chartering market.

In 2023, global container trade (TEU-miles) is estimated to have increased by 1.6%, following a decrease of 5.3% in 2022 where demand side was impacted by inflation, macroeconomic headwinds and a shift in consumer spending.

Containership fleet capacity expanded by a total of 8.0% in 2023 compared to 4.0% in 2022. With a large orderbook, fewer vessels were contracted during 2023 with 189 vessels of 1.6 million TEU, down from 422 vessels of 2.8 million TEU in 2022. During the start of 2024, the orderbook stood at 837 vessels of 6.9 million TEU.

The car carrier market remains at all-time high according to industry sources. Car carrier operators are reporting strong profits following record car trade volumes and a shift towards long haul trading routes. The Global deep-sea car trade was projected to grow by 17% in 2023, which will be 12% above pre-COVID levels. While demand remains strong, challenges still remain due to macroeconomic trends and potential impacts from inflation.

Seaborne car trade on an annualized basis was calculated to have increased by approximately 17% in 2023, excluding the seaborne car trade within Europe. The increase in seaborne car trade volumes follows an increase of 8% in 2022. During the fourth quarter of 2023, the total fleet stood at 760 vessels which totaled 4.0 million CEU of capacity, up 0.8% from the start of 2023.

The Offshore Drilling Market

The offshore drilling market has experienced significant volatility over the past decade. The oil price (Brent crude spot) has fluctuated between $20 in 2020 and above $100 dollars per barrel in 2022.

Increased global demand for oil and gas combined with diminishing global supply as a result of natural production depletion of existing oil and gas fields combined with underinvestment in new oil and gas production, has resulted in higher oil prices recently. A general increase in capital expenditures by oil and gas companies has recently resulted in more exploration and development activity increasing demand for offshore oil and gas drilling. In addition, lower supply of offshore drilling rigs as older rigs have been retired and demolished has improved the market outlook for these rigs. As a result, the utilization of offshore drilling rigs has improved since 2020, however there is no certainty that this will continue.

Summary

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

Results of Operations

Year ended December 31, 2023, compared with year ended December 31, 2022

Net profit for the year ended December 31, 2023, was $83.9 million compared to a net profit of $202.8 million from the year ended December 31, 2022.

(in thousands of $)	2023	2022
Total operating revenues	752,286	670,393
Gain on sale of assets	18,670	13,228
Total operating expenses	530,772	408,147
Net operating income	240,184	275,474
Interest income	13,636	7,973
Interest expense	(167,010)	(117,339)
Loss on purchase of bonds and debt extinguishment	(540)	—
Other non-operating items (net)	(1,858)	33,827
Equity in earnings of associated companies	2,848	2,833
Tax expense	(3,323)	—
Net income	83,937	202,768

Net operating income for the year ended December 31, 2023, was $240.2 million, compared with net operating income of $275.5 million for the year ended December 31, 2022. The decrease was principally due to activities in respect of the two drilling rigs. The harsh environment semi-submersible drilling rig Hercules was redelivered from Seadrill in December 2022. The rig completed its third SPS and related upgrade work in Norway in mid-June 2023 upon which it mobilized to Canada for a drilling contract with ExxonMobil which was completed in September 2023. In mid-November the rig commenced a drilling contract with Galp Energia in Namibia after a short stay in Las Palmas for relevant upgrades and preparations. The jack-up drilling rig Linus was also redelivered to SFL from Seadrill in September 2022 and the rig started earning drilling contract revenue directly from the charterer. The above activities resulted in an increase in operating revenues, which were slightly offset by an increase in operating expenses. In the year ended December 31, 2023, the gain on sale of assets was $18.7 million which arose from the sale of two Suezmax tankers, two chemical tankers and one VLCC, compared to a gain of $13.2 million in 2022 a from the sale of two VLCCs and one container vessel. The overall net income for 2023 compared to 2022 was a decrease of $118.8 million. This was mainly due to the decreased net operating income described above and an increase in interest expense by $49.7 million due to new loans obtained by the Company to finance the acquisition of vessels. Other non-operating items decreased from $33.8 million gain in the year ended December 31, 2022 to a $1.9 million loss in the year ended December 31, 2023 mainly due to mark-to-market adjustments on non-designated derivatives and equity investments. In addition, tax expense of $3.3 million was reported in relation to Hercules and Linus in the year ended December 31, 2023 with no such expense in the same period in 2022.

Operating revenues

(in thousands of $)	2023	2022
Sales-type, direct financing leases and leaseback assets interest income	6,192	8,916
Service revenues from direct financing leases	—	1,746
Profit sharing revenues	13,162	27,830
Time charter revenues	544,434	475,988
Bareboat charter revenues	—	58,953
Voyage charter revenues	33,648	72,362
Drilling contract revenues	146,890	18,775
Other operating income	7,960	5,823
Total operating revenues	752,286	670,393

Total operating revenues increased by 12.2% in the year ended December 31, 2023, compared with the year ended December 31, 2022.

Sales-type, direct financing leases and leaseback assets interest income
Sales-type, direct financing leases interest income arose on nine container vessels on long term charters to MSC. In addition, the Company had leaseback interest income from one VLCC which was reported as a leaseback asset until its disposal in August 2023.

In general, sales-type leases, direct financing leases and leaseback assets interest income reduces over the terms of our leases. A greater proportion of rental payment is treated as repayment of investment in the lease or loan and progressively, as the capital is repaid, interest payments by the applicable lessee decreases.

The $2.7 million decrease in sales-type, direct financing leases and leaseback assets interest income from 2022 to 2023 is mainly a result of the sale of one VLCC, which was delivered back to Landbridge in August 2023, following the exercise of the applicable purchase option in the charter contract. In addition, we sold two crude oil tankers on charter to Frontline Shipping in April 2022 and one container vessel which was delivered back to MSC in April 2022 following execution of the applicable purchase obligation in the charter contract.

Service revenues from direct financing leases
The vessels chartered on direct financing leases to Frontline Shipping were leased on time charter terms, whereby we were responsible for the management and operation of such vessels. This was managed by entering into fixed price agreements with Frontline Management, a wholly-owned subsidiary of Frontline, whereby we were paying them management fees of $9,000 per day for each vessel chartered to Frontline Shipping. Accordingly, $9,000 per day was allocated from each time charter payment received from Frontline Shipping to cover lease executory costs, and this was classified as "Direct financing lease service revenue". The $1.7 million reduction in service revenue from direct financing leases is due to the sale of the last two crude oil tankers on charter to Frontline Shipping in April 2022 and hence there was no such revenue in the year ended December 31, 2023.

Profit share revenues
We have a profit sharing arrangement related to the eight Capesize dry bulk vessels on charter to a subsidiary of Golden Ocean, whereby we earn a 33% profit share above the base charter rates, calculated and paid on a quarterly basis. In the year ended December 31, 2023, we recorded a profit share revenue of $0.0 million under this arrangement compared with $3.0 million profit share in 2022. The decrease is attributable to less favorable rates in 2023 for the Capesize dry bulk vessels.

In the year ended December 31, 2023, we recorded $13.2 million from fuel saving arrangements relating to seven container vessels on charter to Maersk, following the installation of scrubbers and one scrubber-fitted car carrier on charter to Eukor which was acquired in November 2022 (2022: $24.8 million relating to seven container vessels and one car carrier). The Company has an arrangement for these vessels whereby it is entitled to a share of the fuel savings dependent on the price difference between IMO compliant fuel and IMO non-compliant fuel.

Time charter revenues
During 2023, time charter revenues were earned by 23 container vessels, five car carriers, 15 dry bulk carriers, seven Suezmax tankers and six product tankers. The $68.4 million increase in time charter revenues in 2023 compared with 2022, was mainly the result of the acquisition of two 7,000 CEU car carriers in September 2023 and November 2023. respectively. We also acquired six Suezmax tankers, two product tankers, two container vessels and one car carrier in 2022.

Bareboat charter revenues
Bareboat charter revenues were earned by our vessels and rigs which were leased under operating leases on a bareboat basis. In the year ended December 31, 2023, we had no vessels or rigs on a bareboat basis, compared to two drilling rigs earning $59.0 million in the year ended December 31, 2022. The bareboat contracts of the two rigs with Seadrill were terminated in September 2022 for Linus and in December 2022 for Hercules and the rigs were redelivered to the Company.

Voyage charter revenues
During 2023, voyage charter revenues were earned by two Suezmax tankers, Glorycrown and Everbright, which were trading in a pool together with two similar tankers owned by Frontline, two chemical tankers and five dry bulk carriers which are sometimes chartered on a voyage-by-voyage basis. Between March 2023 and June 2023, we sold and delivered the two Suezmax tankers and the two chemical tankers to unrelated parties. During 2022, voyage charter revenues were earned by two Suezmax tankers, Glorycrown and Everbright, which were trading in a pool together with two similar tankers owned by Frontline, two chemical tankers, one product tanker and three dry bulk carriers which were occasionally chartered on a voyage-by-voyage basis. The $38.7 million decrease in voyage charter revenues in 2023 compared to 2022, was mainly due to the sale of the two Suezmax tankers and two chemical tankers between March 2023 and June 2023.

Drilling contract revenues
In the year ended December 31, 2023, we earned drilling contract revenues of $146.9 million from our two drilling rigs. In September 2022, the drilling rig. Linus was redelivered from Seadrill to SFL. Concurrently, the drilling contract of Linus with ConocoPhillips was assigned from Seadrill to SFL and we started earning drilling contract revenue directly from ConocoPhillips. The drilling rig, Hercules was redelivered from Seadrill to SFL in December 2022. The rig undertook its third SPS and related upgrade work which lasted until June 2023. Following the completion of its SPS, the Hercules mobilized to Canada for a drilling contract with ExxonMobil which was completed in September 2023. In mid-November the rig commenced a drilling contract with Galp Energia in Namibia after a short stay in Las Palmas for relevant upgrades and preparations. The rig is expected to start mobilizing towards Canada immediately after completing the Galp Energia contract in Namibia in the first half of 2024.

Cash flows arising from sales-type, direct financing leases and leaseback assets
The following table analyzes our cash flows from the sales-type, direct financing leases and leaseback assets with Frontline Shipping, MSC and Landbridge during 2023 and 2022, and shows how they are accounted for:

(in thousands of $)	2023	2022
Charter hire payments accounted for as:
Sales-type, direct financing leases and leaseback assets interest income	6,192	8,916
Service revenue from direct financing leases	—	1,746
Repayments from sales-type, direct financing leases and leaseback assets	13,906	17,025
Total payments received from sales-type, direct financing leases and leaseback assets	20,098	27,687

Gain on sale of assets and termination of charters
In the year ended December 31, 2023, a net gain of $18.7 million was recorded arising from the disposal of two Suezmax tankers, Glorycrown and Everbright, two chemical tankers, SFL Weser and SFL Elbe and one VLCC, Landbridge Wisdom, previously on charter to Landbridge.

In the year ended December 31, 2022, a net gain of $13.2 million was recorded arising from the disposal of two VLCCs, Front Energy and Front Force, previously on charter to Frontline Shipping and one container vessel, MSC Alice, previously on charter to MSC following execution of the applicable purchase obligation in the charter contract. This gain includes $4.5 million compensation from Frontline Shipping due to early termination of the charters of the two VLCCs.

Operating expenses

(in thousands of $)	2023	2022
Vessel operating expenses	180,933	188,402
Rig operating expenses	112,823	16,741
Depreciation	214,062	187,827
Vessel impairment charge	7,389	—
Administrative expenses	15,565	15,177
	530,772	408,147

Vessel operating expenses include operating and occasional voyage expenses for the container vessels, dry bulk carriers, product, chemical and Suezmax tankers and car carriers operated on a time charter basis and managed by related and unrelated parties. Vessel operating expenses also include voyage expenses from our two Suezmax tankers which were trading in a pool together with two tankers owned by Frontline, two chemical tankers which were operating in the spot market and five dry bulk carriers operating in the spot market in the year ended December 31, 2023. The two Suezmax tankers and two chemical tankers were sold between March and June 2023. In addition, vessel operating expenses include predelivery and drydocking costs and payments to Golden Ocean Management AS of $7,000 per day for each vessel chartered to Golden Ocean Charterer, in accordance with the vessel management agreements. During 2022, vessel operating expenses also included similar payments to Frontline Management of $9,000 per day for the two vessel chartered to Frontline Shipping until their sale in April 2022.

Vessel operating expenses decreased by $7.5 million in 2023, compared with 2022. The decrease was driven by the sale of two Suezmax tankers and two chemical tankers between March and June 2023 which resulted in a reduction in both operating and voyage expenses. The above is slightly offset by the acquisition of two car carriers in September 2023 and November 2023, respectively. We also acquired six Suezmax tankers, two product tankers, two container vessels and one car carrier in 2022. In addition, 10 vessels had dry dock costs in the year ended December 31, 2023, compared to eight vessels in the same period in 2022.

Rig operating expenses relate to the harsh environment jack-up drilling rig, Linus, and the ultra-deepwater drilling rig, Hercules. In September 2022, Linus was redelivered from Seadrill to SFL and the drilling contract of Linus with ConocoPhillips was assigned from Seadrill to SFL and began incurring rig operating expenses. In December 2022, Hercules was also redelivered from Seadrill to SFL and began incurring rig operating expenses.

Depreciation expenses relate to vessels and rigs owned by the Company or vessels chartered-in under finance leases, that are not accounted for as investments in sales-type, direct financing and leaseback assets. The increase in depreciation of $26.2 million for 2023, compared to the same period in 2022, was mainly due to the acquisition of two car carriers in September 2023 and November 2023 as well as due to capitalized SPS costs, ballast water treatment systems and other capital upgrades for the rig Hercules. We also acquired six Suezmax tankers, two product tankers, two container vessels and one car carrier in 2022. The above is slightly offset by the sale of two Suezmax tankers and two chemical tankers between March and June 2023.

In the year ended December 31, 2023, we recorded an impairment charge of $7.4 million on two chemical tankers prior to their disposal in April 2023 and June 2023. No impairment charge was recorded in the year ended December 31, 2022.

The 3% increase in administrative expenses for 2023, compared with 2022, is mainly due to increased professional and legal fees arising from the business activities such as acquisition and financing as well as a slight increase in marketing and investor relations costs.

Interest income
Total interest income increased to $13.6 million in the year ended December 31, 2023, comparing to $8.0 million in the year ended December 31, 2022, mainly due to higher interest received on bank and short-term deposits.

Interest expense

(in thousands of $)	2023	2022
Interest on U.S. dollar floating rate loans	79,657	50,943
Interest on U.S. dollar fixed rate loan	9,570	—
Interest on NOK 700 million senior unsecured floating rate bonds due 2023	2,458	4,832
Interest on NOK 700 million senior unsecured floating rate bonds due 2024	5,551	4,688
Interest on NOK 600 million senior unsecured floating rate bonds due 2025	4,687	3,597
Interest on 4.875% senior unsecured convertible bonds due 2023	1,746	6,723
Interest on 7.25% senior unsecured sustainability-linked bonds due 2026	10,875	10,875
Interest on 8.875% senior unsecured sustainability-linked bonds due 2027	12,166	—
Interest on lease debt financing	22,500	6,227
Interest on finance lease obligation	21,123	23,531
Swap interest (income)/expense	(5,627)	576
Other interest	110	377
Capitalized interest	(5,537)	(2,239)
Amortization of deferred charges	7,731	7,209
	167,010	117,339

As of December 31, 2023, the Company, including its consolidated subsidiaries, had total debt principal outstanding of $2.2 billion (December 31, 2022: $2.2 billion) comprising of:

(in thousands of $)	2023	2022
4.875% senior unsecured convertible bonds due 2023	—	137,900
NOK 700 million senior unsecured floating rate bonds due 2023	—	71,243
NOK 700 million senior unsecured floating rate bonds due 2024	68,426	70,734
NOK 600 million senior unsecured floating rate bonds due 2025	58,089	60,048
7.25% senior unsecured sustainability-linked bonds due 2026	150,000	150,000
U.S. dollar denominated fixed rate debt due 2026	148,875	—
8.875% senior unsecured sustainability-linked bonds due 2027	150,000	—
Lease debt financing due through 2033	573,456	394,555
Total Fixed Rate and Foreign Debt	1,148,846	884,480
U.S. dollar denominated floating rate debt due through 2029	1,014,842	1,329,156
	2,163,688	2,213,636

Interest expense for 2023 was $167.0 million compared with $117.3 million for 2022. The increase in interest expense in the year ended December 31, 2023, compared with the same period in 2022, is mainly due to new loans obtained by the Company for the vessels purchased in 2022 and the increased interest rates in the period for floating rate debt and refinanced fixed loans. The daily SOFR rate was an average of 5.01% and the average three-month London Interbank Offered Rate, or LIBOR, was 5.39% in the year ended December 31, 2023, compared to an average three-month LIBOR of 2.39% in 2022. Changes in interest related to the bonds are due to changes in foreign currency exchange rate, new bond issuances, repayments and redemptions. These include the 4.875% senior unsecured convertible bonds due 2023 and the NOK700 million senior unsecured floating rate bonds due 2023 which were repaid in 2023 and the interest expense from the 8.875% senior unsecured sustainability-linked bonds due 2027 which the Company issued in February 2023.

The interest on lease debt financing in 2023 is also increased compared to 2022. This is due to new financing obtained by the Company for the two car carriers delivered in September and November 2023, one car carrier and one container vessel in the year ended December 31, 2023. In addition, there is an increase on lease debt financing from the refinancing of two container vessels and two car carriers in the year ended December 31, 2022.

As of December 31, 2023, the Company and its consolidated subsidiaries were party to interest rate and currency swap contracts, which effectively fix our interest rates on $0.4 billion (2022: $0.6 billion) of floating rate debt. The decrease in swap interest expense is primarily due to fluctuations in average LIBOR, SOFR and Norwegian Interbank Offered Rate, or NIBOR, rates.

Other interest expense in 2023 of $0.1 million (2022: $0.4 million) mainly includes interest expense from a $60 million loan facility drawn down by the Company and secured against 11.8 million of the Company's shares lent under a general share lending agreement (2022: $30.0 million loan facility secured against 8.0 million shares lent). In addition, other interest expense in 2022, includes interest from the forward contract to repurchase Frontline shares which was accounted for as a secured borrowing. In September 2022, we terminated the forward contract and recorded the sale of the shares and full repayment of the outstanding debt of $15.6 million. (See Note 21: Short-Term and Long-Term Debt).

The above finance lease interest expense represents the interest portion of our finance lease obligations on seven vessels (2022: seven vessels) under a sale and leaseback transaction with an Asia based financial institution. The interest expense on our finance lease obligations is slightly decreased in 2023, compared with 2022, due to the finance lease repayments occurred in 2023.

Loss on purchase of bonds and debt extinguishment
During the year ended December 31, 2023, we recorded a loss of $0.5 million from the buyback of the 4.875% senior unsecured convertible bonds due 2023 and the NOK700 million senior unsecured floating rate bonds due 2023 which were repaid in 2023. There were no such cases in the year ended December 31, 2022.

Other non-operating items

(in thousands of $)	2023	2022
Dividend received from related parties	1,246	128
(Loss)/gain on investments in debt and equity securities	(1,912)	18,171
Other financial items, net	(1,192)	15,528
	(1,858)	33,827

During the year ended December 31, 2023, we received dividends of $1.2 million from NorAm Drilling (2022: $0.1 million).

The loss on investments in debt and equity securities in the year ended December 31, 2023, relates to a mark to market loss of $1.9 million from the NorAm Drilling shares. The gain on investments in debt and equity securities in the year ended December 31, 2022 principally relates to gain from the sale of Frontline shares of $4.6 million, gain of $2.7 million from the redemption of NT Rig Holdco Liquidity Bonds 7.5%, gain of $2.0 million from the redemption of NT Rig Holdco Liquidity Bonds 12% and gain of $0.5 million from the redemption of NorAm Drilling bonds. The gain on investments in debt and equity securities in 2022 also includes a mark to market gain of $5.8 million from the NorAm Drilling shares and $2.6 million from the shares held in Frontline, until their sale in the third quarter of 2022. (See Note 11: Investments in Debt and Equity Securities).

Other financial items, net have decreased by $16.7 million in 2023 compared to 2022. The 2023 amount mainly includes a loss of $8.4 million (2022: gain of $17.1 million) in the fair value of non-designated derivatives, a net cash inflow on non-designated derivatives of $5.3 million (2022: expense of $0.3 million) and a net income of $1.5 million arising mainly from the distribution of a no claims bonus of $2.6 million from Den Norske Krigsforsikring for Skib (“DNK”), the Norwegian Shipowners’ Mutual War Risks Insurance Association. This was slightly offset by agency fees and revaluation of foreign currency bank accounts, marketable securities, payables and receivable balances and other items (2022: loss of $1.8 million). (See Note 10: Other Financial Items, Net).

As reported above, certain assets were accounted for under the equity method in 2023 and 2022. Their non-operating expenses, including net interest expenses, are not included above, but are reflected in “equity in earnings of associated companies” - see below under “Results of Operations”.

Equity in earnings of associated companies
River Box holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. The Company holds 49.9% ownership in River Box and is accounted for under the equity method. The remaining 50.1% of the shares of River Box are held by a subsidiary of Hemen, the Company’s largest shareholder and a related party. (Refer to Note 18: Investment in Associated Companies). The net income of the River Box group is reflected in “Equity in earnings of associated companies”. The total equity in earnings of associated companies in the year ended December 31, 2023, was $2.8 million (year ended December 31, 2022: $2.8 million).

Tax expense
In the year ended December 31, 2023, we recorded a tax expense of $3.3 million in relation to the operations of our drilling rigs Hercules and Linus. We recorded no such tax expense in the year ended December 31, 2022.

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

River Box was previously a wholly-owned subsidiary of the Company. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. On December 31, 2020, the Company sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party, and has accounted for the remaining 49.9% ownership in River Box using the equity method. (See Note 18: Investment in Associated Companies). The net income of the River Box group is included under “Equity in earnings of associated companies” during 2022 and 2021.

In August 2021, the wholly-owned subsidiary owning the ultra-deepwater drilling rig, Hercules, ceased to be accounted for as an associate and became consolidated. The net income of this subsidiary is included under “Equity in earnings of associated companies”, for the period the subsidiary was accounted for under the equity method.

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

Bareboat charter revenues
Bareboat charter revenues are earned by our vessels and rigs which are leased under operating leases on a bareboat basis. In 2022, this consisted of two drilling rigs, compared to two drilling rigs and two chemical tankers in 2021. The $28.3 million increase in bareboat revenue in 2022 compared with 2021, was a result of the reclassification of the Linus lease from a direct financing lease to an operating lease in March 2021. In addition, in August 2021, the wholly-owned subsidiary owning the ultra-deepwater drilling rig Hercules ceased to be accounted for as an associate and became consolidated. In September 2022, Linus was redelivered from Seadrill to SFL and started earning drilling contract revenue and in December 2022, Hercules was also redelivered from Seadrill to SFL and began a SPS. In June 2021 and November 2021, our chemical tankers completed their respective bareboat charters and were subsequently chartered in the spot market.

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

In 2021, a net gain of $39.4 million was recorded, arising from the disposal of 18 feeder container vessels, previously on long term charter to MSC, seven Handysize dry bulk carriers, previously operating in the spot market and one drilling rig (West Taurus), which was sold for recycling.

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

In 2022, no impairment charge was recorded. In 2021, an impairment charge of $1.9 million was recorded on one of our rigs, West Taurus, which was sold for recycling in September 2021.

The 17% increase in administrative expenses for 2022, compared with 2021, is mainly due to increased salary costs due to increased headcount. Increases in office costs also contributed to the higher administrative expenses.

Interest income
Total interest income increased from $7.5 million in 2021 to $8.0 million in 2022, mainly due to higher interest received on bank and short-term deposits. This was slightly offset by a reduction in the interest income on the loans to associates. Interest income from associates in 2022 represents interest receivable on the outstanding balance of the loan granted to the 49.9% owned associate River Box. In August 2021, the wholly-owned subsidiary owning the ultra-deepwater drilling rig, Hercules, ceased to be accounted for as an associate and became consolidated and as a result interest income for this rig is only recognized up to the consolidation date.

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

The gain on investments in debt and equity securities in 2022, principally relates to gain from the sale of Frontline shares of $4.6 million, gain of $2.7 million from the redemption of NT Rig Holdco Liquidity Bonds 7.5%, gain of $2.0 million from the redemption of NT Rig Holdco Liquidity Bonds 12% and gain of $0.5 million from the redemption of NorAm Drilling bonds. The gain on investments in debt and equity securities in 2022 also includes a mark to market gain of $5.8 million from the NorAm Drilling shares and $2.6 million from the shares held in Frontline, until their sale in the third quarter of 2022. The gain on investments in debt and equity securities in 2021, principally relates to a mark to market gain of $1.2 million on the Frontline shares held as of December 31, 2021, a realized gain of $0.7 million recognized on the sale of approximately 4.0 million shares in ADS Maritime Holding plc (“ADS Maritime Holding”) and an impairment loss of $0.8 million, which was recorded against the NT Rig Holdco 7.5% bonds. (See Note 11: Investments in Debt and Equity Securities).

Other financial items, net have increased by $8.8 million in 2022 compared to 2021. The 2022 amount mainly includes a gain of $17.1 million (2021: gain of $11.6 million) in the fair value of non-designated derivatives, a net cash expense on non-designated derivatives of $0.3 million (2021: $6.7 million) and a net loss of $1.8 million arising from the revaluation of foreign currency bank accounts, marketable securities, payables and receivable balances and other items (2021: gain of $1.1 million). (See Note 10: Other Financial Items, Net).

As reported above, certain assets were accounted for under the equity method in 2022 and 2021. Their non-operating expenses, including net interest expenses, are not included above, but are reflected below in “Equity in earnings of associated companies”.

Equity in earnings of associated companies
In 2022 and 2021, we had certain investments accounted for using the equity method, as discussed in the Consolidated Financial Statements included herein (Note 18: Investment in Associated Companies). The total equity in earnings of associated companies in 2022 was $1.4 million lower than in 2021. In August 2021, SFL Hercules Ltd. (“SFL Hercules”), our subsidiary, ceased to be accounted for as an associate and became consolidated by the Company, following amendments to the bareboat charter and loan facility agreements. This was partially offset by the addition of River Box, previously a wholly-owned subsidiary of the Company. On December 31, 2020, we sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. During the year ended December 31, 2022, we accounted for the remaining 49.9% ownership in River Box using the equity method.

B. LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital intensive industry. Our asset acquisitions are financed through a combination of our own equity, term loans, lease financing and revolving credit facilities from commercial banks. Providers of such borrowings generally require that the loans be secured by mortgages against the assets being acquired, and as of December 31, 2023, substantially all of our vessels and drilling rigs are pledged as security or are held as finance leases. However, in common with many other companies, we also have unsecured borrowings as shown below. Providers of unsecured financing do so on the basis of our assets and liabilities, cash flows, operating results and other factors, all of which affect the terms on which such unsecured financing is available. In general, unsecured financing is more expensive than borrowings secured against collateral.

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

A significant portion of the our outstanding debt and finance lease liabilities are coming due within one year of March 14, 2024 for which we have initiated discussions and negotiations with financial institutions regarding the refinancing of credit facilities maturing in 2024 and early 2025. Given our extensive history and successful track record in obtaining financing and refinancing, we believe that we will be able to secure the necessary refinancing for all such facilities before their maturity dates. Additionally, we anticipate that the cash flow generated from our charters will be adequate to meet our anticipated debt service obligations and working capital needs in the short and medium term. However no assurance can be given that all such facilities will be timely refinanced on acceptable terms. See also “Item 3. Key Information—D. Risk Factors”.

Our long-term liquidity requirements include funding the equity portion of investments in new vessels, and repayment of long-term debt balances, including those relating to the following loan and lease debt financing agreements of us and our consolidated subsidiaries as of December 31, 2023:

$45 million secured term loan and revolving credit facility due 2025
$20 million secured term loan facility due 2024
$76 million secured term loan facility due 2024
NOK700 million senior unsecured floating rate bonds due 2024
NOK600 million senior unsecured floating rate bonds due 2025
$175 million term loan facility due 2025
$50 million senior secured credit facility due 2024
$51 million secured term loan facility due 2025
$51 million secured term loan facility due 2025
7.25% senior unsecured sustainability-linked bonds due 2026
$65 million leased debt financing due 2027
$65 million leased debt financing due 2027
$35 million term loan facility due 2029
$107.3 million term loan facility due 2027
$100 million term loan facility due 2027
$23.5 million leased debt financing due 2025
$25.3 million leased debt financing due 2025
$23.0 million term loan facility due 2024
$115 million term loan facility due 2025
$120 million leased debt financing due 2029
$120 million leased debt financing due 2029
$144.6 million term loan facility due 2025
8.875% senior unsecured sustainability-linked bonds due 2027
$23.3 million term loan facility due 2024
$23.3 million term loan facility due 2024
$150 million senior secured term loan facility due 2026
$45 million lease debt financing due 2028
$38.5 million lease debt financing due 2029
$150 million senior secured term loan facility due 2025
$8.4 million senior unsecured term loan facility due 2025
$72.2 million lease debt financing due 2033
$72.2 million lease debt financing due 2033
$60 million loan facility repayable on demand

The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where we guarantee all or part of the loans, (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries and (iii) a first priority mortgage over the relevant collateral assets which includes substantially all of the vessels and the drilling rigs that are currently owned by us as of December 31, 2023, excluding two 1,700 TEU container vessels, five Supramax drybulk carriers and one 2,500 TEU container vessel.

Refer to "Contractual Commitments" section further below for details of material contractual commitments as of December 31, 2023.

As of December 31, 2023, seven (2022: seven) subsidiaries had lease liabilities totaling $419.3 million (2022: $473.0 million) related to the charter-in of seven (2022: seven) container vessels.

As of December 31, 2023, we had cash and cash equivalents of $165.5 million (2022: $188.4 million). In the year ended December 31, 2023, we generated cash of $343.1 million net from operating activities, used $103.9 million net in investing activities and used $262.1 million net in financing activities.

Cash flows provided by operating activities for 2023 decreased from $355.1 million in 2022 to $343.1 million, mainly due to changes in total operating income received and the timing of charter hire and trade and other receivables.

Investing activities used cash of $103.9 million in 2023, compared to cash used of $499.1 million in 2022. The decrease in cash used for investing activities in 2023 is mainly due to the decrease in cash outflow from the acquisition of vessels and newbuilding installments. In 2023, there was an outflow of $264.4 million arising from the SPS, and other capital upgrades performed on the harsh environment semi-submersible drilling rig, Hercules, and the acquisition of two dual-fuel 7,000 CEU newbuilding car carriers. In 2022, there was an outflow of $602.5 million arising from newbuilding installments and the acquisition of six Suezmax tankers, two product tankers, one car carrier and two newbuild eco-design feeder container vessels. In addition, in 2023, there was an inflow of $156.2 million arising from the sale of two Suezmax tankers, two chemical tankers and one very large crude carrier, compared to an inflow of $83.3 million in 2022 arising from the sale of two crude oil tankers and one 1,700 TEU container vessel. This was partially offset by proceeds of $15.0 million received in 2022, from the redemption of Frontline shares, NorAm Drilling bonds and NT Rig Holdco bonds.

Financing activities used cash of $262.1 million in 2023, compared to providing net cash of $178.4 million in 2022. The net outflow in 2023 compared to the inflow in 2022, was mainly the result of an outflow of $205.8 million from repurchases of own bonds in 2023, with no such payments in 2022. In addition, there were higher debt repayments of $781.1 million in 2023, compared to $611.3 million in 2022. Proceeds from the issuance of short-term and long-term debt were $944.6 million in 2023, compared to $959.6 million in 2022.

During 2023, we paid four dividends totaling $0.97 per common share (2022: four dividends totaling $0.88 per common share), or a total of $123.0 million (2022: $111.6 million). All dividends paid in 2023 and 2022 were cash payments. Please see “Item 8. Financial Information—A. Consolidated Statement and Other Financial Information—Dividend Policy”. Since 2020, we have implemented a dividend reinvestment plan, or DRIP, to facilitate investments by individual and institutional shareholders who wish to invest the dividend payments received in respect of our common shares owned or other cash amounts, in the Company's common shares on a regular basis, one time basis or otherwise. See “Item 10. Additional Information – B. Memorandum and Articles of Association” and “Note 23: Share Capital, Additional Paid-In Capital and Contributed Surplus” for further information on the DRIP program.

Borrowings

As of December 31, 2023, we had total short-term and long-term debt outstanding of $2.2 billion (December 31, 2022: $2.2 billion).

The following table presents an overall summary of our borrowings as of December 31, 2023:

December 31, 2023
(in millions of $)	Outstanding balance on loan
Unsecured borrowings:
NOK700 million senior unsecured floating rate bonds due 2024	68.4
NOK600 million senior unsecured floating rate bonds due 2025	58.1
7.25% senior unsecured sustainability-linked bonds due 2026	150.0
8.875% senior unsecured sustainability-linked bonds due 2027	150.0
Total bonds	426.5
U.S. dollar denominated floating rate debt due through 2029	1,014.8
U.S. dollar denominated fixed rate debt due 2026	148.9
Lease debt financing due through 2033	573.5
Total borrowings	2,163.7
Finance lease liabilities	419.3
Finance lease liabilities in associated companies (1)	197.1
Total borrowings and lease liabilities	2,780.1
(1)This represents 49.9% of the finance lease liabilities within River Box.

Due to the discontinuance of LIBOR after June 30, 2023, and notwithstanding the automatic conversion mechanisms to alternative rates, we have entered into amendment agreements to existing loan agreements for the transition from LIBOR to SOFR. We have elected to apply the optional expedient pursuant to ASC 848 for contracts within the scope of ASC 470. This meant that we accounted for amendments to loan agreements which related solely to the replacement of LIBOR as a benchmark rate to SOFR as if the modification was not substantial and thus a continuation of the existing contract.

In May 2013, SFL Hercules entered into a $375.0 million six-year term loan and revolving credit facility with a syndicate of banks to partly finance the acquisition of the harsh environment semi-submersible drilling rig Hercules. The facility was repaid early in full in May 2023. Similarly in October 2013, SFL Linus Ltd. (“SFL Linus”), our subsidiary, entered into a $475.0 million five-year term loan and revolving credit facility with a syndicate of banks to partly finance the acquisition of the jack-up rig Linus and in April 2023, the facility was repaid early in full.

In June 2014, seven subsidiaries entered into a $45.0 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of seven 4,100 TEU container vessels. As of December 31, 2023, the amount outstanding under this facility was $32.5 million, and the available amount under the revolving part of the facility was $0.0 million. The facility bears interest at SOFR plus a margin and had an original term of five years. In June 2019 and further more in June 2021, the terms of the loan were amended and restated, and the facility now matures in June 2025. The facility is secured against the subsidiaries' assets and a guarantee from us. The facility contains a minimum value covenant and also covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In September 2014, two subsidiaries entered into a $20.0 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two 5,800 TEU container vessels. As of December 31, 2023, the amount outstanding under this facility was $12.0 million. The facility bears interest at SOFR plus a margin and has a term of five years. In September 2019, the terms of the loan were amended and restated, and the facility now matures in March 2024. The facility is secured against the subsidiaries' assets and a guarantee from us. The facility contains a minimum value covenant, which is only applicable if there is an early termination of any of the charters attached to the vessels. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In August 2017, two of our wholly-owned subsidiaries entered into a $76.0 million secured term loan facility with a bank, secured against two product tanker vessels, which were delivered in August 2017. We have provided a corporate part guarantee for this facility, which bears interest at SOFR plus a margin and has a term of seven years. As of December 31, 2023, the net amount outstanding was $43.5 million. The facility contains a minimum value covenant, which is only applicable if there is a default under any of the charters attached to the vessels, or 12 months prior to the maturity date of the facility, whichever falls earlier. The facility also contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

On April 23, 2018, we issued a senior unsecured convertible bond totaling $150.0 million. Additional bonds were issued on May 4, 2018 at a principal amount of $14.0 million. During 2018, 2019, 2020, 2021 and 2023 we made net purchases of bonds with principal amounts totaling $12.3 million, $3.4 million, $8.4 million, $2.0 million and $53.0 million respectively. Interest on the bonds was fixed at 4.875% per annum and was payable in cash quarterly in arrears on February 1, May 1, August 1 and November 1. The bonds were convertible into our common shares and matured on May 1, 2023. At this date we redeemed the full outstanding amount of $84.9 million.

On September 13, 2018, we issued a senior unsecured bond totaling NOK600 million in the Norwegian credit market. The bonds bore quarterly interest at NIBOR plus a margin and were redeemable in full on September 13, 2023. In July 2019, we conducted a tap issue of NOK100 million under these existing senior unsecured bonds. The bonds were issued at 101.625% of par, and the new outstanding amount after the tap issue was NOK700 million. During 2023, we made net purchases of bonds with principal amounts totaling NOK293 million. The full outstanding amount of NOK407 million was redeemed at the maturity date.

In December 2018, two of our wholly-owned subsidiaries entered into a $17.5 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund two Supramax dry bulk carriers. In November 2023, the facility was repaid early in full. The facility bore interest at SOFR plus a margin and had a term of approximately five years from delivery of the vessels. The facility was secured by the subsidiaries' assets and a corporate part guarantee from us. The facility contained a minimum value covenant, which was only applicable if there was an early termination of any of the charters attached to the vessels. The facility also contained covenants that required us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2019, three of our wholly-owned subsidiaries entered into a $24.9 million senior secured term loan facility with a bank. The proceeds of the facility were used to partly fund three Supramax dry bulk carriers. In December 2023, the facility was repaid early in full. The facility bore interest at SOFR plus a margin and had a term of approximately five years from delivery of the vessels. The facility was secured by the subsidiaries' assets and a corporate part guarantee from us. The facility contained a minimum value covenant, which was only applicable if there was an early termination of any of the charters attached to the vessels. The facility also contained covenants that required us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In June 2019, we issued a senior unsecured bond loan totaling NOK700 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full in June 2024. During 2020, we purchased bonds with principal amounts totaling NOK5 million equivalent to $0.5 million. No bonds were purchased between 2021 and 2023. The net amount outstanding as of December 31, 2023 was NOK695 million, equivalent to $68.4 million. The bond agreement contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In June 2019, five of our subsidiaries entered into a $33.1 million term loan facility with a syndicate of banks. We provided a corporate guarantee for this facility, which bore interest at LIBOR plus a margin and had a term of approximately four years. Although the facility is unsecured, we are acting as guarantor. In March 2020, $4.25 million of this facility was repaid following the sale of these five offshore support vessels in February, March and May 2020. The facility matured in January 2023 and was fully repaid.

In January 2020, we issued a senior unsecured bond loan totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in January 2025. During 2020, we purchased bonds with principal amounts totaling NOK60 million equivalent to $6.0 million. No bonds were purchased in 2021 and 2022. In December 2022, the Company resold NOK50 million equivalent to $5.0 million of the bonds which had been repurchased in 2020. The net amount outstanding as of December 31, 2023 was NOK590 million, equivalent to $58.1 million. The bond agreement contains covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

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

In March 2020, four of our wholly-owned subsidiaries entered into a $175.0 million term loan facility with a syndicate of banks, secured against four 8,700 TEU container vessels. We have provided a corporate part guarantee for this facility, which bears interest at SOFR plus a margin and has a term of approximately five years. The net amount outstanding as of December 31, 2023, was $108.7 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In May 2020, one of our wholly-owned subsidiaries entered into a $50.0 million senior secured term loan facility with a bank, which bore interest at LIBOR plus a margin and had a term of approximately five years. The facility was secured against a 308,000 dwt VLCC. In August 2023, the facility was repaid early in full. The facility contained a minimum value covenant and covenants that required us to maintain certain book equity ratios.

In November 2020, one of our wholly-owned subsidiaries entered into a $50.0 million senior secured term loan facility with a bank, secured against a container vessel. We have provided a corporate guarantee for this facility, which bears interest at SOFR plus a margin and has a term of approximately four years. The net amount outstanding as of December 31, 2023, was $35.0 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

In February 2021, one of our wholly-owned subsidiaries entered into a $51.0 million term loan facility with a bank, secured against a container vessel. We have provided a corporate part guarantee for this facility, which bears interest at SOFR plus a margin and with a term of approximately four years. The net amount outstanding as of December 31, 2023, was $39.0 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and debt ratios.

In April 2021, one of our wholly-owned subsidiaries entered into a $51.0 million term loan facility with a bank, secured against a container vessel. We have provided a corporate guarantee for this facility, which bears interest at SOFR plus a margin and with a term of approximately four years. The net amount outstanding as of December 31, 2023, was $40.1 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and debt ratios.

In May 2021, we issued a senior unsecured sustainability-linked bond totaling $150.0 million in the Nordic credit market. The bonds bear quarterly interest at a fixed rate of 7.25% per annum and are redeemable in full on May 12, 2026. The net amount outstanding as of December 31, 2023 was $150.0 million. By the maturity date of the bond, we aim to have committed an amount at least equal to the size of the issue on upgrades of existing vessels and/or vessel acquisitions.

In September 2021, two of our wholly-owned subsidiaries owning the two newly acquired 6,800 TEU container vessels entered into sale and leaseback transactions for these vessels, through a Japanese operating lease with call option financing structure. The sales price for each vessel was $65.0 million, totaling $130.0 million. The vessels were leased back for a term of six years, with options to purchase each vessel at the end of the fifth and sixth year. These two transactions did not qualify as sales under the U.S. GAAP sale and leaseback guidance and have thus been recorded as financing arrangements. The net combined amount outstanding as of December 31, 2023 was $98.9 million.

In December 2021, one of our wholly-owned subsidiaries entered into a $35.0 million senior term loan facility with a bank, secured against a container vessel. We have provided a corporate part guarantee for this facility, which bears interest at SOFR plus a margin and has a term of approximately seven years. The net amount outstanding as of December 31, 2023, was $30.9 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and debt ratios.

In December 2021, three of our wholly-owned subsidiaries entered into a $107.3 million term loan facility with a bank, secured against three Suezmax tankers. One of the vessels was delivered in 2021, and $35.8 million of the facility was drawn down. Two vessels were delivered in 2022 and the remaining $71.5 million of the facility was drawn down. We have provided a corporate part guarantee for this facility, which bears interest at SOFR plus a margin and has a term of approximately five years. The net amount outstanding as of December 31, 2023, was $95.7 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and debt ratios.

In March 2022, four of our wholly-owned subsidiaries entered into a $100.0 million term loan facility with a bank, secured against four product tankers. We have provided a corporate part guarantee for this facility, which bears interest at SOFR plus a margin and with a term of approximately five years. The net amount outstanding as of December 31, 2023, was $82.3 million. The facility contains a minimum value covenant and covenants that required us to maintain certain minimum levels of free cash, working capital and debt ratios.

In April 2022, two of our wholly-owned subsidiaries owning two 6,500 CEU car carriers, Composer and Conductor, entered into sale and leaseback transactions for these vessels, through a Japanese operating lease with call option financing structure. The sales prices for the vessels were $23.5 million and $25.3 million, respectively. The vessels were leased back for a term of approximately three years, with options to purchase each vessel at the end of the third year. These two transactions did not qualify as sales under the U.S. GAAP sale and leaseback guidance and have thus been recorded as financing arrangements. The net amounts outstanding as of December 31, 2023 were $16.3 million and $18.0 million, respectively.

In September 2022, two of our wholly-owned subsidiaries entered into a $23.0 million term loan facility with a bank, secured against two dry bulk carriers. We have provided a corporate guarantee for this facility, which bears interest at SOFR plus a margin and with a term of approximately one year. During August 2023, the terms of loan were amended and the loan was extended by a further one year. The net amount outstanding as of December 31, 2023, was $17.2 million. The facility contains a minimum value covenant and covenants that required us to maintain certain minimum levels of free cash, working capital and debt ratios.

In September 2022, eight of our wholly-owned subsidiaries entered into a $115.0 million term loan facility with a bank, secured against eight dry bulk carriers. We have provided a corporate part guarantee for this facility, which bears interest at SOFR plus a margin and with a term of approximately three years. The net amount outstanding as of December 31, 2023, was $90.0 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and debt ratios.

In September 2022, we and six of our wholly-owned subsidiaries entered into a $290.0 million term loan facility with a bank. The facility served as a temporary source of finance for vessel acquisitions, with a term of approximately six months. Our six wholly-owned subsidiaries provided a corporate part guarantee for this facility, which bore interest at SOFR plus a margin. The facility was partly repaid in 2022 and the remaining amount was fully repaid in February 2023. It also contained a minimum value covenant and covenants that required us to maintain certain minimum levels of free cash, working capital and debt ratios.

In October and December 2022, two of our wholly-owned subsidiaries owning two 14,000 TEU container vessels entered into sale and leaseback transactions for these vessels, through a Japanese operating lease with call option financing structure. The sales price for each vessel was $120.0 million, totaling $240.0 million. The vessels were leased back for a term of approximately seven years, with options to purchase each vessel at the end of the seventh year. These two transactions did not qualify as sales under the U.S. GAAP sale and leaseback guidance and have thus been recorded as financing arrangements. The net combined amount outstanding as of December 31, 2023 was $218.1 million.

In January 2023, four of our wholly-owned subsidiaries entered into a $144.6 million term loan facility with a syndicate of banks, secured against four Suezmax tankers. We have provided a corporate guarantee for this facility, which bears interest at SOFR plus a margin and has a term of approximately three years. The net amount outstanding as of December 31, 2023, was $136.9 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and debt ratios.

In February 2023, we issued a senior unsecured sustainability-linked bond totaling $150.0 million in the Nordic credit market. The bond was issued at a price of 99.58%. The difference between the face value and market value of the bond of $0.6 million will be amortized as an interest expense over the life of the bond. The bonds bear quarterly interest at a fixed rate of 8.875% of the nominal value per annum and are redeemable in full on February 1, 2027. The net amount outstanding as of December 31, 2023, was $150.0 million. By the maturity date of the bond, the Company aims to have committed an amount at least equal to the size of the issue on upgrades of existing vessels and/or vessel acquisitions.

In March 2023, one of our wholly-owned subsidiaries entered into a $23.3 million term loan facility with a bank, secured against the pre-delivery contract for a dual-fuel 7,000 CEU newbuilding car carrier. During the year ended December 31, 2023, $18.6 million of the available facility was drawn down. We have provided a corporate guarantee for this facility, which bears interest at SOFR plus a margin and has a term of approximately one year. The net amount outstanding as of December 31, 2023, was $18.6 million. The facility contains covenants that require us to maintain certain minimum levels of free cash, working capital and debt ratios.

In March 2023, one of our wholly-owned subsidiaries entered into a $23.3 million term loan facility with a bank, secured against the pre-delivery contract for a dual-fuel 7,000 CEU newbuilding car carrier. During the year ended December 31, 2023, $13.9 million of the available facility was drawn down. We have provided a corporate guarantee for this facility, which bears interest at SOFR plus a margin and has a term of approximately one year. The net amount outstanding as of December 31, 2023, was $13.9 million. The facility contains covenants that require us to maintain certain minimum levels of free cash, working capital and debt ratios.

In April 2023, one of our wholly-owned subsidiaries entered into a bilateral $150.0 million senior secured term loan facility, secured against a jack-up drilling rig. We have provided a full corporate guarantee for this facility, which bears interest at a fixed rate and has a term of approximately three years. The net amount outstanding as of December 31, 2023, was $148.9 million. The facility contains a minimum value covenant and covenants that require us to maintain certain minimum levels of free cash, working capital and debt ratios.

In April 2023, one of our wholly-owned subsidiaries owning a 4,900 CEU car carrier entered into a sale and leaseback transaction for this vessel, through a Japanese operating lease with call option financing structure. The sales price for the vessel was $45.0 million. The vessel was leased back for a term of approximately five years, with the option to purchase the vessel at the end of the fifth year. The transaction did not qualify as a sale under the U.S. GAAP sale and leaseback guidance and have thus been recorded as a financing arrangement. The net amount outstanding as of December 31, 2023 was $41.7 million.

In May 2023, one of our wholly-owned subsidiaries owning a 2,500 TEU container vessel entered into a sale and leaseback transaction for this vessel, through a Japanese operating lease with call option financing structure. The sales price for the vessel was $38.5 million. The vessel was leased back for a term of approximately nine years, with the option to purchase the vessel after approximately six or seven years. The transaction did not qualify as a sale under the U.S. GAAP sale and leaseback guidance and has been recorded as a financing arrangement. The net amount outstanding as of December 31, 2023 was $37.3 million.

In May 2023, one of our wholly-owned subsidiaries entered into a $150.0 million senior secured term loan facility with a syndicate of banks, secured against a harsh environment semi-submersible drilling rig. We have provided a full corporate guarantee for this facility, which bears interest at SOFR plus a margin and has a term of approximately three years. The net amount outstanding as of December 31, 2023, was $150.0 million. The facility contains covenants that require us to maintain certain minimum levels of free cash, working capital and debt ratios.

In May 2023, we entered into a $8.4 million senior unsecured term loan facility with a bank, for general corporate purposes. The facility bears interest at SOFR plus a margin and has a term of approximately three years. The net amount outstanding as of December 31, 2023, was $8.4 million. The facility contains covenants that require us to maintain certain minimum levels of free cash, working capital and debt ratios.

In March 2023, two of our wholly-owned subsidiaries owning two newbuild 7,000 CEU car carriers entered into sale and leaseback transactions for these vessels, through Japanese operating leases with a call option financing structure. The sale and leaseback transactions were completed in September and November 2023. The sales prices for each vessel was $72.2 million, totaling $144.4 million. The vessels were leased back for a term of approximately 12 years, with the Company's option to purchase the vessels after approximately 10 years. These two transactions did not qualify as sales under the U.S. GAAP sale and leaseback guidance and have thus been recorded as financing arrangements. The net combined amount outstanding as of December 31, 2023 was $143.1 million.

In December 2021, one of our wholly-owned subsidiaries entered into a general share lending agreement and as of December 31, 2023, 11.8 million of the Company's shares were in the custody of the bank. This facility provides a $60.0 million cash loan collateral to us in connection with the shares lent. The facility is repayable on demand, by either party to the agreement. We drew down $60.0 million in December 2023. The facility bears interest at the U.S. Federal Funds Rate (EFFR) plus a margin. The net amount outstanding as of December 31, 2023, was $60.0 million.

As of December 31, 2023, the three-month Norwegian kroner NIBOR was 4.73% , the SOFR was 5.38% and the EFFR was 5.33%.

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

Minimum Value Covenants

Most of our loan facilities are secured with mortgages on vessels. As of December 31, 2023, we had borrowings totaling $0.5 billion with minimum value covenants which are tested on a regular basis. These borrowings were secured against 21 vessels and one rig which had combined charter-free market values totaling approximately $1.2 billion. A reduction of 10% in charter-free market values in 2023 would not result in any material prepayments or reduction in availability on revolving credit facilities, after scheduled loan repayments and prepayments in the year.

In addition, as of December 31, 2023, we had borrowings totaling $0.4 billion with conditional minimum value covenants which are only tested if the charter which the vessel is employed is terminated or about to expire. These borrowings were secured against 19 vessels which had combined charter-free market values totaling approximately $0.9 billion.

As of December 31, 2023, we were in compliance with all of the financial covenants contained in our financing agreements.

Debt and Lease Liabilities in Associated Companies

River Box was previously a wholly-owned subsidiary of ours. It holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships, MSC Anna, MSC Viviana, MSC Erica and MSC Reef which were chartered-in on a bareboat basis, each for a period of 15 years from delivery by the shipyard. The four vessels are also chartered-out for the same 15-year period on a bareboat basis to MSC, an unrelated party. On December 31, 2020, we sold 50.1% of the shares of River Box to a subsidiary of Hemen, a related party. Following the sale of River Box, the investments in the four container vessels accounted for as direct financing leases of $540.9 million and its related finance lease liabilities of $464.7 million had been derecognized from our consolidated financial statements. As of December 31, 2023, our share of the direct financing leases and finance lease liabilities within River Box were $234.6 million and $197.1 million respectively.

There were no outstanding bank loans in associated companies as of December 31, 2023 and December 31, 2022.

Finance Lease Liabilities

In 2018, we acquired four 14,000 TEU container vessels and three 10,600 TEU container vessels, which were subsequently refinanced with an Asian based financial institution by entering into separate sale and leaseback financing arrangements. The vessels are leased back for terms ranging from six to 11 years, with options to purchase the vessel after six years. Due to the terms of the sale and leaseback arrangements, each option is expected to be exercised on the sixth anniversary. These sale and leaseback transactions were accounted for as vessels under finance leases. As of December 31, 2023, the outstanding finance lease liability balance for these leases was $419.3 million.

Derivatives

Due to the discontinuance of LIBOR after June 30, 2023, and notwithstanding the automatic conversion mechanisms to alternative rates, we have entered into amendment agreements to existing swap agreements for the transition from LIBOR to SOFR. We have elected to apply the optional expedient pursuant to ASC 848 for contracts which are designated as cash flow hedges within the scope of ASC 815. This meant that we were not required to de-designate hedging relationships as a result of changes to loan and swap agreements which related solely to the replacement of LIBOR as a benchmark rate to SOFR.

We use financial instruments to reduce the risk associated with fluctuations in interest rates. As of December 31, 2023, we and our consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $0.4 billion whereby variable SOFR interest rates plus applicable credit adjustment spreads are swapped for fixed interest rates. The fixed interest rates, including the impact of credit adjustment spreads are between 0.19% per annum and 1.88% per annum. We also entered into currency swap contracts, related to our NOK700 million bond (due 2024) and our NOK600 million bond (due 2025) denominated in Norwegian kroner, with notional principal amounts of NOK420 million ($48.3 million), NOK280 million ($32.2 million) and NOK600 million ($67.5 million) whereby variable NIBOR interest rates including additional margins are swapped for variable SOFR rates including additional margins. The eventual settlement of the bonds will have an effective exchange rate of NOK8.69 = $1, NOK8.70 = $1 and NOK8.88 = $1 respectively. The overall effect of our swaps is to fix the interest rate on approximately $0.4 billion of our floating rate debt. As of December 31, 2023, the weighted average interest rate for our floating rate debt denominated in U.S. dollars and Norwegian kroner which takes into consideration the effect of our interest rate and cross currency swaps is 6.49% per annum including margin.

The effect of the above swap contracts is to substantially reduce our exposure to interest rate and exchange rate fluctuations, further analysis of which is presented in “Item 11 - Quantitative and Qualitative Disclosures about Market Risk”.

At the date of this report, we were not party to any other interest rate or currency derivative contracts.

Equity

On April 23, 2018, we issued a 4.875% senior unsecured convertible bond totaling $150.0 million. Additional bonds were issued on May 4, 2018 at a principal amount of $14.0 million. The bonds were convertible into common shares and matured on May 1, 2023. At this date, we redeemed the full outstanding amount under the 4.875% senior unsecured convertible bonds due 2023. The conversion right was not worth more than par value of the instrument at the maturity date and the remaining outstanding principal of $84.9 million was settled in cash. Also in connection with the issuance of this convertible bond in April 2018, we issued a total of 3,765,842 new common shares, par value $0.01 per share, from up to 7,000,000 issuable under a share lending arrangement. The shares issued had been loaned to affiliates of the underwriters of the bond issue in order to assist investors in the bonds to hedge their position. During the year ended December 31, 2023, 3,765,142 of the loaned shares were transferred into the custody of another counterparty under a general share lending agreement. It was determined that the transaction qualified for equity classification, and as of the date of inception and as of December 31, 2023, the fair value was determined to be nil. The remaining 700 shares are held with the Company's transfer agent.

On April 12, 2022, the Board of Directors authorized a renewal of our dividend reinvestment plan, or DRIP, to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned, or other cash amounts, in the Company’s common shares on a regular or one time basis, or otherwise. On April 15, 2022, the Company filed a registration statement on Form F-3ASR (Registration No. 333-264330) to register the sale of up to 10,000,000 common shares pursuant to the DRIP. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, we may grant additional share sales to investors, from time to time, up to the amount registered under the plan.

In May 2020, the Company entered into an equity distribution agreement with BTIG under which the Company may, from time to time, offer and sell new common shares having aggregate sales proceeds of up to $100.0 million through the 2020 ATM Program. The Company had sold 11.4 million of its common shares and received net proceeds of $90.2 million, under the 2020 ATM Program. In April 2022, the Company entered into an amended and restated equity distribution agreement with BTIG, under which the Company may, from time to time, offer and sell new common shares up to $100.0 million, through the 2022 ATM Program with BTIG. Under this agreement, the prior 2020 ATM Program established in May 2020 was terminated and replaced with the renewed 2022 ATM Program. On April 28, 2023, in connection with the 2022 ATM Program, the Company filed a new registration statement on Form F-3ASR (Registration No. 333-271504) and an accompanying prospectus supplement with the SEC to register the offer and sale of up to $100.0 million common shares pursuant to the 2022 ATM Program. No common shares have been sold under the 2022 ATM Program.

No new common shares were issued and sold under the DRIP and ATM arrangements during the year ended December 31, 2023.

On May 8, 2023, the Board of Directors authorized the Share Repurchase Program of up to an aggregate of $100.0 million of our common shares until June 30, 2024 ("Share Repurchase Program"). During the year ended December 31, 2023, we repurchased a total of 1,095,095 shares, at an average price of approximately $9.27 per share, with principal amounts totaling $10.2 million. We have $89,847,972 remaining under the authorized Share Repurchase Program.

In November 2016, the Board of Directors renewed our Share Option Scheme, originally approved in November 2006. The Option Scheme permits the Board of Directors, at its discretion, to grant options to our employees, officers and directors or our subsidiaries. The fair value cost of options granted is recognized in the statement of operations, with a corresponding amount credited to additional paid in capital. The additional paid-in capital arising from share options granted was $1.6 million in 2023.

In February 2023, we awarded a total of 440,000 options to officers, employees and directors, pursuant to our Share Option Scheme. The options have a five-year term and a three-year vesting period and the first options will be exercisable from February 2024 onwards. The initial strike price was $10.34 per share.

In February 2024, we awarded a total of 440,000 options to officers, employees and directors, pursuant to our Share Option Scheme. The options have a five-year term and a three-year vesting period and the first options will be exercisable from February 2025 onwards. The initial strike price was $12.02 per share.

During the year ended December 31, 2023, 68,000 share options expired. At the date of expiry the options had a weighted average exercise price of $9.47 per share and an intrinsic value of $0.0 million.

In January 2024, we issued a total of 43,708 new common shares pursuant to Share Option Scheme following the exercise of 100,000 share options. The weighted average exercise price of the options exercised was $6.62 per share and the total intrinsic value of the options exercised was $0.5 million.

During 2023, we paid four dividends totaling $0.97 per common share, or a total of $123.0 million. No dividends were paid from contributed surplus.

On February 14, 2024, the Board of Directors declared a dividend of $0.26 per share which will be paid in cash on or around March 28, 2024 to shareholders of record as of March 15, 2024.

Following the above transactions, as of December 31, 2023, our issued and fully paid share capital balance was $1.4 million, our additional paid-in capital was $618.2 million and our contributed surplus balance was $424.6 million.

Contractual Commitments

As of December 31, 2023, we had the following contractual obligations and commitments:

	Payment due by period
	Less than 1 year	1–3 years	3–5 years	After 5 years	Total
	(in millions of $)
NOK700 million senior unsecured bonds 2024	68.4	—	—	—	68.4
NOK700 million senior unsecured bonds 2025	—	58.1	—	—	58.1
7.25% senior unsecured sustainability-linked bonds due 2026	—	150.0	—	—	150.0
U.S. dollar denominated fixed rate debt due 2026	1.5	147.4	—	—	148.9
8.875% senior unsecured sustainability-linked bonds due 2027	—	—	150.0	—	150.0
Floating rate long-term debt	298.8	587.8	107.6	20.6	1,014.8
Lease debt financing (2)	64.2	144.2	159.9	205.2	573.5
Total debt repayments	432.9	1,087.5	417.5	225.8	2,163.7
Total interest payments (1)	98.0	100.8	12.2	0.6	211.6
Interest on lease debt financing (2)	19.8	28.7	20.0	41.5	110.0
Finance lease obligations	419.3	—	—	—	419.3
Finance lease obligations in associated companies (3)	14.1	14.3	31.5	137.2	197.1
Interest on finance lease liabilities	14.5	—	—	—	14.5
Interest on finance lease liabilities in associated companies (3)	12.6	11.7	20.4	29.7	74.4
Commitments under shipbuilding contracts (4)	77.5	—	—	—	77.5
Total contractual cash obligations	1,088.7	1,243.0	501.6	434.8	3,268.1

(1)Interest payments are based on the existing borrowings of the consolidated subsidiaries. It is assumed that no further refinancing of existing loans takes place and that there is no repayment on revolving credit facilities. Interest rate swaps have not been included in the calculation. The interest has been calculated using the five-year U.S. dollar swap of 3.92%, the five-year NOK swap of 4.69% and the exchange rate of NOK10.53 = $1.00 as of March 12, 2024, plus agreed margins. Interest on fixed rate loans is calculated using the contracted interest rates.
(2)Interest on lease debt financing relate to interest paid on the sale and leaseback transactions through a Japanese operating lease with call option financing structures for the financing of five container vessels and five car carriers. The transactions did not qualify as a sale and have been recorded as financing arrangements.
(3)This represents 49.9% of the finance lease liabilities and interest on finance lease liabilities within River Box in relation to four container vessels on charter to MSC.
(4)As of December 31, 2023, we had commitments under shipbuilding contracts to construct two newbuilding dual-fuel 7,000 CEU car carriers designed to use liquefied natural gas ("LNG"), totaling to $77.5 million. One of these vessels was delivered from the shipyard in January 2024 with the second vessel expected to be delivered during the first half of 2024.

There were no other material contractual commitments as of December 31, 2023.

In addition, the drilling rig, Linus is due to undertake its second SPS, which is currently scheduled to take place during the second quarter of 2024, weather permitting. We expect the cost to be approximately $30.0 million in respect of the SPS and other upgrades.

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

D. TREND INFORMATION

Vessel prices have fluctuated significantly over the past decade. In 2023, a significant number of newbuilding orders were placed, with an increase in orders compared to 2022. A total of 1,837 ships of 112.7 million dwt were reported contracted in 2023. The increased number of newbuilding orders follows an active 2022, as elevated newbuild prices, fewer available yard berths and continued uncertainty around fueling technology continue to impact contracting activity.

According to industry sources, the tanker market saw firmer levels during 2023, with historically firm average tanker earnings at approximately $40,000 per day in December 2023 or $40,800 per day on average for the full year of 2023. The earnings are similar to 2022 and the highest since 2004. According to industry sources, the elevated tanker market follows an increase in Atlantic exports and an increase in Asian imports due to geopolitical tensions increasing ton-miles with deviations on longer voyages. The tanker market is expected to remain strong despite an increase in newbuild tanker ordering, with an expected 1% fleet growth during 2024. In 2023 crude tanker demand is forecasted to have increased by approximately 5.9% and the crude fleet grew by approximately 3.7%. Product tanker demand increased by approximately 7.5% while the product tanker fleet grew by 2.1%.

Overall, all tanker sectors experienced significant volatility in 2023. Global oil supply is estimated to have grown by an estimated 1.6%, while global oil demand is estimated to have risen by 2.3% in 2023. As of now, the fleet of trading crude tankers is expected to grow by 0.2% during 2024, while crude tanker demand is expected to grow by 3.8% in the same period. Product tanker demand is expected to grow by 6.2% with the product tanker fleet only expected to increase by 1.6% during 2024, providing support for the tanker sector. A series of potential impacts and factors may impact the demand growth. Since the beginning of the first quarter of 2020, the COVID-19 outbreak has had significant negative impacts on oil markets, with lower oil prices as a result of the continued low global oil demand. The outlook remains positive with tanker demand projected to increase following continued Asian demand increase while fleet growth is projected to be less than 1.0% during 2024.

During 2023, the dry bulk fleet is estimated to have increased by 3.0% in total dwt. This compares to a demand increase of 4.4% in terms of tonne miles, following a year with softening rates compared to 2022. Looking ahead, industry sources are estimating that dry bulk global trade will expand by 1.6% during 2024, in terms of tonne-miles. This amounts to an estimated total of 5.5 billion tonnes for the full year. Industry sources indicate that the 4.4% increase in seaborne dry bulk trade (in tonne miles) during 2023 came as a result of stronger global economic conditions with firm Chinese dry bulk demand. The dry bulk newbuilding orderbook stands at 8.7% of the total fleet in terms of capacity. According to industry sources, the market is expected to be strong during 2024, while demand growth is expected to be 1.6% alongside fleet growth of 2.3% as the market is supported by slower speeds and an increased trade haul due to diversions on longer routes given recent geopolitical events. Furthermore, new environmental regulations will support the supply side, however with continued uncertainty.

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

The containership charter market corrected during the 2023 after significant pressure on global box trade following a shift in consumer spending, macroeconomic headwinds and impacts from inflation in addition to the easing of logistical disruptions and port congestions. However, according to industry sources, container shipping markets have seen a strengthening market as operators are rerouting vessels away from the Red Sea and Gulf of Aden resulting in an elevation in freight rates along with chartering rates.

At the end of 2021, the Shanghai Containerized Freight Index ("SCFI") surpassed 5,000 points, up from approximately 2,800 points at the start of 2021. At the end of January 2023, the SCFI index stood at 1,030 down 80% from the peak of 5,110 in January 2022, back in line with 2020 levels. At the end of January 2024, following the recent market strengthening the SCFI increased to approximately 2,200 points. According to industry sources, global seaborne container trade is estimated to have increased by 7% year over year during the fourth quarter of 2023, however with full year volumes only marginally up with an approximated increase of 0.3% or 1.6% in TEU-miles. Fleet capacity continued to increase in 2023, and, for the third year in a row, the fleet grew by more than 2 million TEU. According to industry sources, at the end of 2025, the total container vessel fleet will be 20% larger than it was at the start of 2023. Subject to developments in the Red Sea, market sources are anticipating continued pressure for container shipping in the coming years.

The offshore drilling market has experienced significant volatility over the past decade and the oil price (Brent crude spot) has fluctuated between $20 in 2020 and above $100 dollars per barrel in 2022. The market for offshore drilling rigs has been challenging for several years as a result of lower oil prices since 2014 as many offshore exploration activities became inviable at low prices of below $50. As a result, some owners and operators of drilling rigs have experienced financial difficulties for several years, including breaching bank covenants and ending up in financial restructurings.

Recently, increased global demand for oil and gas combined with diminishing global supply as result of natural production depletion of existing oil and gas fields combined with underinvestment in new oil and gas production, has resulted in higher oil prices. A general increase in capital expenditures by oil and gas companies has recently resulted in more exploration and development activity increasing demand for offshore oil and gas drilling rigs. In addition, lower supply of offshore drilling rigs as older rigs have been retired and demolished, has improved the market outlook for these units. As a result, the utilization of offshore drilling rigs has improved since 2020 from 83% to 93% in 2023.

The above overviews of the various sectors in which we operate are based on current market conditions. However, market developments cannot always be predicted and may differ from our current expectations. Please also see “Item 5.A. Operating Results—Market Overview” for additional information with respect to trends observed in the applicable markets, including the disclaimers therein.

E. CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenues and expenses during the reporting period. For a detailed discussion of the accounting policies we apply that are considered to involve a higher degree of judgment in their application refer to Critical Accounting Policies and Estimates showing under “Item 5.A. Operating Results.”

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors and officers including the Chief Executive Officer and the Chief Financial Officer of our wholly-owned subsidiary SFL Management AS, who are responsible for overseeing our management.

Name	Age	Position
James O'Shaughnessy	60	Director of the Company and Chairperson of the Audit Committee
Kathrine Astrup Fredriksen	40	Director of the Company
Gary Vogel	58	Director of the Company
Keesjan Cordia	49	Director of the Company
Will Homan-Russell	45	Director of the Company
Ole B. Hjertaker	57	Director and Chief Executive Officer of SFL Management AS (Principal Executive Officer)
Aksel C. Olesen	47	Chief Financial Officer of SFL Management AS (Principal Financial Officer)

Under our constituent documents, we are required to have at least one independent director on our Board of Directors whose consent will be required to file for bankruptcy, liquidate or dissolve, merge or sell all or substantially all of our assets.

Certain biographical information about each of our directors and officers is set forth below.

James O'Shaughnessy has been a Director of the Company since September 2018. Mr. O'Shaughnessy served as an Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited up to March 26, 2019. Prior to that Mr. O'Shaughnessy has amongst others served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O'Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland and is both a Fellow of the Institute of Chartered Accountants of Ireland, an Associate Member of the Chartered Insurance Institute of the UK and a Chartered Director. In addition to the Company, Mr. O'Shaughnessy serves as a director and a member of the audit committee of Frontline, Golden Ocean, Archer Limited, Avance Gas, CG Insurance Group and Catalina General. Mr. O'Shaughnessy also serves as a director for Brit Re.

Kathrine Astrup Fredriksen has been a Director of the Company since February 2020. Ms. Fredriksen has served as a board member of Norwegian Property ASA since 2016, Avance Gas since May 2021 and MOWI ASA since June 2022. Ms. Fredriksen is currently employed by Seatankers Services (UK) LLP and she has previously been on the boards of Seadrill, Golar LNG, Axactor SE, Frontline and Deep Sea Supply. Ms. Fredriksen was educated at the European Business School in London.

Gary Vogel has served as a Director of the Company since December 2016. Mr. Vogel is the Chief Executive Officer and a director of Eagle Bulk Shipping Inc. (NYSE: EGLE), a U.S. listed owner and operator of dry bulk vessels. He has worked extensively both in the dry bulk market and capital markets, and was previously the Chief Executive Officer of Clipper Group in Denmark.

Keesjan Cordia has been a Director of the Company since September 2018. Mr. Cordia is a private investor with a background in Economics and Business Administration. Mr. Cordia holds several board and advisory board positions in the oil and gas industry, among which he is a board member of Workships group B.V (2006), Combifloat B.V (2013) and Kerrco Inc (2017). He has been Chairman of the board of Oceanteam ASA since April 2018 and recently has become a board member of VS Particle B.V. since 2023. From 2006-2014 he was CEO at Seafox (Offshore Services). Mr. Cordia is founder and Managing Partner of Invaco Management B.V., an investment firm based in Amsterdam. He is also a member of the investor committee of Connected Capital, a private equity firm. Mr. Cordia also serves as a director of Northern Drilling Ltd.

Will Homan-Russell has been a Director of the Company since July 2022. Mr. Homan-Russell is an experienced professional investor in the maritime sector, currently serving as Chief Investment Officer of UK based WMC Capital Ltd., where he cofounded Albemarle Shipping Fund. From 2003 to 2018 he worked for Tufton Oceanic Limited, a fund management company specializing on investments in the maritime and energy sectors. Mr. Homan-Russell holds an MA in Mathematics from Oxford University and an MSc. in Finance from London Business School. Mr. Homan-Russell also serves as a director of Avance Gas.

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

B. COMPENSATION

During the year ended December 31, 2023, we paid to our directors and officers aggregate cash compensation of $2.0 million, including an aggregate amount of $0.04 million for pension and retirement benefits. We reimburse directors for reasonable out of pocket expenses incurred by them in connection with their service to us. In addition to cash compensation, during 2023 we also recognized a net expense of $1.1 million relating to directors' and officers' stock options.

C. BOARD PRACTICES

In accordance with our Bye-laws, the number of directors shall be such number not less than two as we may by Ordinary Resolution determine from time to time, and each director shall hold office until the next annual general meeting following his election or until his successor is elected. We currently have six directors.

We currently have an Audit Committee, which is responsible for overseeing the quality and integrity of our financial statements and our accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance, and our internal audit function. James O'Shaughnessy is the Chairperson of the Audit Committee and the Audit Committee Financial Expert. We have determined that a director may sit on the board of three or more other companies' audit committees and such simultaneous service would not impair the ability of such member to effectively serve on the Board or Audit Committee of our Company. For more information, please see “Item 6.A. - Directors and Senior Management”.

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

Clawback Policy

On October 2, 2023, we adopted a policy regarding the recovery of erroneously awarded compensation (“Clawback Policy”) in accordance with the applicable rules of the New York Stock Exchange and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended. In the event we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under U.S. securities laws or otherwise erroneous data or if we determine there has been a significant misconduct that causes material financial, operational or reputational harm, we shall be entitled to recover a portion or all of any incentive-based compensation provided to certain executives who, during a three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement.

The Compensation Committee and Board of Directors administer our Clawback Policy and has discretion, in accordance with the applicable laws, rules and regulations, to determine how to seek recovery under the Clawback Policy and may forego recovery if it determines that recovery would be impracticable.

D. EMPLOYEES

We currently employ 21 persons on a full-time basis through our subsidiaries SFL Management AS, SFL UK Management Ltd, SFL Management (Singapore) Pte. Ltd. and LH Rig Management (Cyprus) Ltd, and during the year ended December 31, 2023, employed 20 persons on a full-time basis. We have contracted with independent management companies to provide technical management services for our vessels and rigs and with Frontline Management, Golden Ocean Management and other third parties for certain managerial responsibilities for our fleet. Frontline Management are also contracted to provide certain administrative services, including corporate services, and have contracted with Seatankers, Front Ocean for certain advisory and support services.

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in our common shares as of March 14, 2024, are as follows:

Director or Officer	Beneficial interest in Common Shares of $0.01 each	Additional interest in options to acquire Common Shares which have vested	Percentage of Common Shares Outstanding
James O'Shaughnessy	—	94,999	*
Kathrine Astrup Fredriksen	**	44,999	*
Gary Vogel	—	94,999	*
Keesjan Cordia	—	94,999	*
Will Homan-Russell	—	8,333	*
Ole B. Hjertaker	96,885	454,999	*
Aksel C. Olesen	43,708	178,333	*

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

In February 2022, 435,000 options were awarded to employees, officers and directors pursuant to our Share Option Scheme. The options have a five-year term and a three-year vesting period and the first options will be exercisable from February 2023 onwards. The initial strike price was $8.73 per share.

In February 2023, 440,000 options were awarded to employees, officers and directors, pursuant to our Share Option Scheme. The options have a five-year term and a three-year vesting period and the first options will be exercisable from February 2024 onwards. The initial strike price was $10.34 per share.

In February 2024, 440,000 options were awarded to employees, officers and directors, pursuant to our Share Option Scheme. The options have a five-year term and a three-year vesting period and the first options will be exercisable from February 2025 onwards. The initial strike price was $12.02 per share.

Details of options to acquire our common shares by our directors and officers as of March 14, 2024, were as follows:

	Number of options
Director or Officer	Total	Vested	Exercise price	Expiration Date
James O'Shaughnessy	25,000	25,000	$7.56	March 2024
James O'Shaughnessy	25,000	25,000	$9.71	February 2025
James O'Shaughnessy	25,000	16,666	$6.20	May 2026
James O'Shaughnessy	30,000	20,000	$6.62	February 2027
James O'Shaughnessy	25,000	8,333	$9.11	February 2028
James O'Shaughnessy	25,000	—	$11.76	February 2029
Gary Vogel	25,000	25,000	$7.56	March 2024
Gary Vogel	25,000	25,000	$9.71	February 2025
Gary Vogel	25,000	16,666	$6.20	May 2026
Gary Vogel	30,000	20,000	$6.62	February 2027
Gary Vogel	25,000	8,333	$9.11	February 2028
Gary Vogel	25,000	—	$11.76	February 2029
Keesjan Cordia	25,000	25,000	$7.56	March 2024
Keesjan Cordia	25,000	25,000	$9.71	February 2025
Keesjan Cordia	25,000	16,666	$6.20	May 2026
Keesjan Cordia	30,000	20,000	$6.62	February 2027
Keesjan Cordia	25,000	8,333	$9.11	February 2028
Keesjan Cordia	25,000	—	$11.76	February 2029
Kathrine Astrup Fredriksen	25,000	16,666	$6.20	May 2026
Kathrine Astrup Fredriksen	30,000	20,000	$6.62	February 2027
Kathrine Astrup Fredriksen	25,000	8,333	$9.11	February 2028
Kathrine Astrup Fredriksen	25,000	—	$11.76	February 2029
Will Homan-Russell	25,000	8,333	$9.11	February 2028
Will Homan-Russell	25,000	—	$11.76	February 2029
Ole B. Hjertaker	150,000	150,000	$7.56	March 2024
Ole B. Hjertaker	85,000	85,000	$9.71	February 2025
Ole B. Hjertaker	180,000	120,000	$6.20	May 2026
Ole B. Hjertaker	100,000	66,666	$6.62	February 2027
Ole B. Hjertaker	100,000	33,333	$9.11	February 2028
Ole B. Hjertaker	100,000	—	$11.76	February 2029
Aksel C. Olesen	50,000	50,000	$9.71	February 2025
Aksel C. Olesen	80,000	53,333	$6.20	May 2026
Aksel C. Olesen	75,000	50,000	$6.62	February 2027
Aksel C. Olesen	75,000	25,000	$9.11	February 2028
Aksel C. Olesen	75,000	—	$11.76	February 2029

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table presents certain information as of March 12, 2024, regarding the ownership of our common shares with respect to each shareholder whom we know to beneficially own five percent or more of our outstanding common shares.

Owner	Number of Common Shares	Percent of Common Shares
Hemen Holding Limited (1)	25,728,687	18.7%
DNB Bank ASA (2)	11,765,142	8.6%
Dimensional Fund Advisors LP (3)	8,803,647	6.4%

(1) C.K. Limited is the trustee of two Trusts that indirectly hold all of the common shares of Hemen, our largest shareholder. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the 25,728,687 of our common shares, representing 18.7% of our outstanding shares, that are owned by Hemen. Mr. Fredriksen established the Trusts for the benefit of his immediate family. Beneficiaries of the Trusts, which may include Ms. Fredriksen, do not have absolute entitlement to the Trust assets and thus disclaim beneficial ownership of all of our common shares owned by Hemen. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust and has no economic interest in such common shares. He disclaims any control over and all beneficial ownership of such common shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

(2) In calculating the above percentages of common shares held by Hemen, the total number of outstanding common shares of 137,510,786 was used as denominator which includes shares outstanding from share lending arrangements. Included are 8,000,000 shares issued as part of a share lending arrangement relating to the Company's issuance of 5.75% senior unsecured convertible bonds in October 2016 and 3,765,842 shares issued as part of a share lending arrangement relating to the Company's issuance of 4.875% senior unsecured convertible bonds in April and May 2018. The Company entered into a general share lending agreement with another counterparty and after the maturity of the bonds, 8,000,000 and 3,765,142 shares, respectively, from each issuance under the two initial share lending arrangements described above were transferred into such counterparty's custody. The remaining 700 shares are held with the Company's transfer agent.

(3) According to the Schedule 13G/A filed with the SEC on February 9, 2024, Dimensional Fund Advisors LP hold 8,803,647 shares of our common stock.

A total of 137,510,786 common shares were outstanding as of March 12, 2024.

Our major shareholders have the same voting rights as our other shareholders.

As of March 12, 2024, we had 321 holders of record in the United States, including Cede & Co., which is the Depository Trust Company’s nominee for holding shares on behalf of brokerage firms, as a single holder of record.

We are not aware of any arrangements, known by the Company, the operation of which may at a subsequent date result in a change in control.

B. RELATED PARTY TRANSACTIONS

The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the NYSE in June 2004. Some of our business continues to be transacted through contractual relationships between us and the following related parties, being companies in which Hemen and companies associated with Hemen have, or had, a significant direct or indirect interest:

-    Frontline
-    Frontline Shipping
-    Seadrill (1)
-    Golden Ocean

-    Seatankers
-    Front Ocean
-    NorAm Drilling
-    ADS Maritime Holding (2)
-    River Box
-     Sloane Square Capital Holdings Ltd. (“Sloane Square Capital”)

(1) From February 2022, Seadrill was determined to no longer be a related party following its emergence from bankruptcy (see below).
(2) Following the sale of the shares we held in ADS Maritime Holding in 2021, the company was no longer deemed to be a related party.

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

We also had a profit sharing arrangement related to the two VLCCs on charter to Frontline Shipping, whereby we were entitled to profit sharing of 50% of their earnings on a time charter equivalent basis from their use of the Company's fleet above average threshold charter rates calculated on a quarterly basis. We earned and recognized profit sharing revenue under the 50% arrangement in relation to the two VLCCs until their disposal in April 2022. We earned $0.0 million under the 50% profit sharing agreement in 2022 (2021: $0.3 million).

Our jack-up drilling rig (Linus) and ultra-deepwater drilling rig (Hercules) were leased to subsidiaries of Seadrill, previously a related party. Linus was redelivered from Seadrill in September 2022 and Hercules was redelivered from Seadrill in December 2022. The charters for these rigs were initially classified as direct financing leases and the rig owning subsidiaries were accounted for using the equity method until August 2021 (Hercules) and October 2020 (Linus). In 2021, the applicable bankruptcy court approved the Interim Funding and Settlement Agreement signed between the Company and Seadrill, allowing Seadrill to pay reduced charter hire for the two rigs during the interim period. The change in rate met the definition of a modification resulting in the leases being reclassified from direct financing leases to operating leases. In the year ended December 31, 2023, we earned operating lease revenues of $0.0 million (December 31, 2022: $17.8 million; December 31, 2021: $28.9 million) in relation to the two rigs on charter to Seadrill.

On February 22, 2022, Seadrill announced that it has emerged from Chapter 11 after successfully completing its reorganization. Upon emergence a new independent board of directors assumed leadership of the new parent company of the Seadrill group, which was referred to as Seadrill 2021 Limited. Hemen's shareholding in Seadrill 2021 Limited post-emergence from bankruptcy was also below 1%. Consequently, SFL determined that Seadrill is no longer a related party following the emergence from bankruptcy.

In 2015, we took delivery of eight Capesize dry bulk carriers from subsidiaries of Golden Ocean for a total cost of $272.0 million. The vessels were immediately chartered back to a subsidiary of Golden Ocean on 10 year time charters, at base charter rates of $17,600 per day for the first seven years and $14,900 per day thereafter. The charters also included an interest adjustment clause, whereby the base charter rates are adjusted based on the actual SOFR compared to an agreed base. The performance under the charters is fully guaranteed by Golden Ocean. We also receive a 33% profit share of revenues above the interest adjusted base charter rates, calculated and payable on a quarterly basis. In December 2019, amendments were made to seven of the charters, we agreed to finance an exhaust gas cleaning system ("scrubbers") on seven vessels with an amount of up to $2.5 million per vessel, subject to an increase in the base charter rate of $1,535 per day from January 1, 2020 until June 30 ,2025. In the event that the cost of the installation is below or exceeds $2.5 million per vessel, such cost will be for the benefit of Golden Ocean.

In the year ended December 31, 2023, we earned $0.0 million income under this arrangement (December 31, 2022: $3.0 million; December 31, 2021: $9.8 million). The charters for these vessels are classified as operating leases and as of December 31, 2023, the net book value of these vessels was $142.9 million (December 31, 2022: $162.1 million). The amendment to charters on seven of the vessels in 2019 did not amend the original lease classification.

We paid Frontline Management a management fee of $9,000 per day per vessel for all vessels chartered to Frontline Shipping, apart from certain vessels where the fee was suspended while they are sub-chartered on a bareboat basis. No further fees were paid to Frontline Management after April 2022, following the sale of the final two vessels on charter to Frontline Shipping.

In the year ended December 31, 2023, we also paid Frontline Management for the supervision of technical management of 23 container vessels, seven dry bulk carriers, nine Suezmax tankers, five car carriers, six product tankers and two chemical tankers operating on time charter or in the spot market. of these, two Suezmax tankers and two chemical tankers were sold between March and June 2023. We also paid Frontline and its subsidiaries a fixed management fee of $150 per day, in relation to nine Suezmax tankers and six product tankers operating in the spot market and on time charter, and an additional fee of 1.25% of chartering revenues, in relation to two Suezmax tanker operating in the spot market. The two Suezmax tankers were sold between March and April 2023. In the year ended December 31, 2023, management fees paid to Frontline Management amounted to $2.3 million (December 31, 2022: $3.7 million; December 31, 2021: $7.8 million). The management fees are classified as vessel operating expenses.

We pay Golden Ocean Management a management fee of $7,000 per day per vessel for the eight vessels chartered to a subsidiary of Golden Ocean. In the year ended December 31, 2023, total management fees paid to Golden Ocean Management amounted to approximately $20.4 million (December 31, 2022: $20.5 million; December 31, 2021: $20.8 million).

In year ended December 31, 2021, we received a capital dividend of approximately $8.8 million following the sale of the remaining two vessels by ADS Maritime Holding. Also in the year December 31, 2021, we sold the shares in ADS Maritime Holding for a consideration of approximately $0.8 million and recorded a gain of $0.7 million on disposal.

During the year ended December 31, 2022, we had a forward contract to repurchase 1.4 million shares of Frontline at a repurchase price of $16.7 million including accrued interest. The transaction had been accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability recorded within debt. In September 2022, we settled the forward contract in full and recorded the sale of the 1.4 million shares and extinguishment of the corresponding debt of $15.6 million. A net gain of $4.6 million was recognized in the Statements of Operations in respect of the settlement in September 2022.

Also during the year ended December 31, 2022, we redeemed the remaining balance of the investment in NorAm Drilling securities at par value and recorded no gain or loss on redemption of the bonds. The accumulated gain of $0.5 million previously recognized in other comprehensive income was recognized in the Consolidated Statement of Operations. Interest amounting to $0.5 million was earned in the year ended December 31, 2022 (December 31, 2021: $0.4 million).

As of December 31, 2023, we held 1.3 million shares in NorAm Drilling with a fair value of $5.1 million. This investment is included in "Investments in Debt and Equity Securities". Dividend income of $1.2 million was received from the investment in NorAm Drilling in the year ended December 31, 2023 (December 31, 2022: $0.1 million; December 31, 2021: $0.0 million).

River Box holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. The Company has accounted for its 49.9% ownership in River Box using the equity method. The remaining 50.1% of the shares of River Box are held by a subsidiary of Hemen Holding Limited ("Hemen"), the Company's largest shareholder and a related party. SFL granted a $45.0 million fixed interest rate loan to River Box. The loan is repayable in full on November 16, 2033, or earlier if the company sell its assets. The outstanding loan balance as of December 31, 2023 and December 31, 2022 was $45.0 million.

In the year ended December 31, 2023, we received interest income on these loans of $4.6 million from River Box (December 31, 2022: $4.6 million; December 31, 2021: $4.6 million). In 2021 we also received interest income of $2.4 million from SFL Hercules.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8.    FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

On March 5, 2023, SFL Hercules Ltd., a subsidiary of the Company, served Seadrill with a claim filed in the Oslo District Court in Norway, relating to the redelivery of the rig Hercules in December 2022. The Company has made the claim because it believes that the rig was not redelivered in the condition required under the contract with Seadrill and the Company is therefore seeking damages. The court case is currently scheduled to commence in mid-August 2024.

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

We have paid the following cash dividends in 2021, 2022 and 2023:

Payment Date	Amount per Share
2021
March 30, 2021	$0.15
June 29, 2021	$0.15
September 29, 2021	$0.15
December 29, 2021	$0.18

2022
March 29, 2022	$0.20
June 29, 2022	$0.22
September 29, 2022	$0.23
December 29, 2022	$0.23

2023
March 30, 2023	$0.24
June 30, 2023	$0.24
September 29, 2023	$0.24
December 28, 2023	$0.25

On February 14, 2024, our Board of Directors declared a dividend of $0.26 per share which will be paid in cash on or around March 28, 2024 to shareholders of record as of March 15, 2024.

B. SIGNIFICANT CHANGES

None.

ITEM 9.    THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

Our common shares were listed on the NYSE on June 14, 2004 and commenced trading on that date under the symbol "SFL".

ITEM 10.    ADDITIONAL INFORMATION

A. SHARE CAPITAL

Authorized Share Capital
Under the Company’s amended Memorandum of Association, the Company’s authorized capital consists of $3,000,000, comprising 300,000,000 common shares, which may include related purchase rights for the Company’s common or preferred shares, having a par value of $0.01 each, of which 138,605,881 common shares are issued and fully paid as of the date of this annual report.

Reconciliation of the Number of Common Shares Outstanding through March 14, 2024

Common shares outstanding at December 31, 2021	138,551,387

Number of common shares issued in connection with the Share Option Scheme	10,786
Common shares outstanding at December 31, 2022	138,562,173

Number of shares repurchased under the Share Repurchase Program	(1,095,095)
Common shares outstanding at December 31, 2023	137,467,078

Number of common shares issued in connection with the Share Option Scheme	43,708
Common shares outstanding at March 14, 2024	137,510,786

Share Option Scheme
In September 2022, we issued a total of 10,786 new common shares pursuant to Share Option Scheme following the exercise of 85,500 share options. The weighted average exercise price of the options exercised was $8.87 per share and the total intrinsic value of the options exercised was $0.1 million.

In January 2024, we issued a total of 43,708 new common shares pursuant to Share Option Scheme following the exercise of 100,000 share options. The weighted average exercise price of the options exercised was $6.62 per share and the total intrinsic value of the options exercised was $0.5 million.

Share Repurchase Program
On May 8, 2023, the Board of Directors authorized the repurchase of up to an aggregate of $100.0 million of our common shares until June 30, 2024. During the year ended December 31, 2023, we repurchased a total of 1,095,095 shares, at an average price of approximately $9.27 per share, with principal amounts totaling $10.2 million.

We also refer you to “Item 4. Information on the Company -A. History and Development of the Company,” “Item 5. Operating and Financial Review and Prospects -B. Liquidity and Capital Resources”, “Item 16E. Purchase of Equity Securities by Issuer and Affiliated Purchaser” and “Note 23. Share Capital, Additional Paid-In Capital” for a discussion of existing material agreements.

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

On April 12, 2022, the Board of Directors authorized a renewal of our dividend reinvestment plan, or DRIP, to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned, or other cash amounts, in the Company’s common shares on a regular or one time basis, or otherwise. On April 15, 2022, the Company filed a registration statement on Form F-3ASR (Registration No. 333-264330) to register the sale of up to 10,000,000 common shares pursuant to the DRIP. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, we may grant additional share sales to investors, from time to time, up to the amount registered under the plan.

In May 2020, we entered into an equity distribution agreement with BTIG under which the Company may, from time to time, offer and sell new common shares having aggregate sales proceeds of up to $100.0 million through the 2020 ATM Program. We had sold 11.4 million of our common shares, and received net proceeds of $90.2 million, under the 2020 ATM Program. In April 2022, we entered into an amended and restated equity distribution agreement with BTIG, under which the Company may, from time to time, offer and sell new common shares up to $100.0 million through the 2022 ATM program with BTIG. Under this agreement, the prior 2020 ATM Program established in May 2020 was terminated and replaced with the renewed 2022 ATM Program. On April 28, 2023, in connection with the 2022 ATM Program, we filed a new registration statement on Form F-3ASR (Registration No. 333-271504) and an accompanying prospectus supplement with the SEC to register the offer and sale of up to $100.0 million common shares pursuant to the 2022 ATM Program. No common shares have been sold under the 2022 ATM Program.

On May 8, 2023, the Board of Directors authorized the repurchase of up to an aggregate of $100.0 million of the Company's common shares until June 30,2024. During the year ended December 31, 2023, the Company repurchased a total of 1,095,095 shares, at an average price of approximately $9.27 per share, with principal amounts totaling $10.2 million. We have $89,847,972 remaining under the authorized Share Repurchase Program.

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

At our Annual General Meeting of the Company held in September 2022, the shareholders voted to amend our Bye-laws to align the bye-laws of the Company with the bye-laws of other Hemen Related Companies. Our amended Bye-laws as adopted by shareholders on September 20, 2022, have previously been filed as Exhibit 1.5 to our annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 16, 2023 and are hereby incorporated by reference to this annual report.

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

C. MATERIAL CONTRACTS

As of March 14, 2024, we have not entered into any new material contracts in the last two years, other than those entered in the ordinary course of business or already attached in the exhibits.

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

As discussed below, for the 2023 taxable year we believe the Company satisfied the Publicly-Traded Test, since on more than half the days in the taxable year we believe the Company's common shares were primarily and regularly traded on the NYSE, an established securities market in the United States.

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

For our 2023 taxable year, we do not believe that we were subject to the 5 Percent Override Rule and, therefore, we believe that we satisfied the Publicly-Traded Test. There are, however, factual circumstances beyond our control that could cause the Company to lose the benefit of the Section 883 exemption and thereby become subject to U.S. federal income tax on its U.S. source shipping income. For example, Hemen owned as much as approximately 18.7% of our outstanding common shares during the 2023 year. There is, therefore, a risk that the Company could no longer qualify for exemption under Section 883 for a particular taxable year if other 5% Shareholders were, in combination with Hemen, to own 50% or more of the outstanding common shares of the Company on more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances as to the tax-exempt status of the Company or any of its subsidiaries.

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

Although there is no legal authority directly on point, we believe that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering activities of our wholly-owned subsidiaries more likely than not constitutes services income, rather than rental income. Correspondingly, we believe that such income does not constitute "passive income", and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. This position is principally based upon the positions that (1) our time charter income will constitute services income, rather than rental income, and (2) Golden Ocean Management, which provide services to certain of our time chartered vessels, will be respected as separate entities from Golden Ocean Charterer, with which they are affiliated. Based on our current and anticipated chartering activities, we do not believe that we will be treated as a PFIC for the current or future taxable years, although no assurance can be given in this regard. We intend to take the position that we were not treated as a PFIC for our 2023 taxable year.

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

Bermuda Taxation

Under current Bermuda law, we are not subject to tax on income or capital gains. We have received an assurance from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended (the “Tax Protection Act”), that in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 31, 2035. We could be subject to taxes in Bermuda after that date. This assurance is subject to the provision that it is not to be construed to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to any property leased to us. We and our subsidiaries incorporated in Bermuda pay annual government fees to the Bermuda government.

In December 2023, Bermuda passed into law the Corporate Income Tax 2023 (the “Corporate Income Tax Act”) in response to the OECD’s Pillar Two global minimum tax initiative to impose a 15% corporate income tax that will be effective for fiscal years beginning on or after January 1, 2025, providing time to Bermuda multinational groups that are in scope in order to transition and make the necessary adjustments.

The assurance granted by the Minister of Finance pursuant to the Tax Protection Act has been made subject to the application of any taxes payable pursuant to the Corporate Income Tax Act. Amendments were made to the Tax Protection Act by the Corporate Income Tax Act, with the consequence that liability for any taxes payable pursuant to the Corporate Income Tax Act will apply notwithstanding any prior assurance given pursuant to the Tax Protection Act.

Subject to certain exceptions, Bermuda entities that are part of a multinational group will be in scope of the provisions of the Corporate Income Tax Act if, with respect a fiscal year, such group has annual revenue of €750 million or more in the consolidated financial statements of the ultimate parent entity for at least two of the four fiscal years immediately prior to such fiscal year (“Bermuda Constituent Entity Group”).

Where corporate income tax is chargeable to a Bermuda Constituent Entity Group, the amount of corporate income tax chargeable to a Bermuda Constituent Entity Group for a fiscal year shall be 15% of the net taxable income of the Bermuda Constituent Entity Group, less tax credits applicable under the Corporate Income Tax Act (foreign tax credits) or as prescribed by regulation by the Minister of Finance (qualified refundable tax credits).

Qualified refundable tax credits, expected to be developed during 2024, will be incorporated into the new corporate income tax regime to provide incentives for investment by international companies. The Minister of Finance has stated that investments could be encouraged in areas such as infrastructure, education, healthcare, innovation and housing. As Bermuda continues to participate in the global minimum tax initiative, it will closely track the manner in which this is implemented around the world.

Changes in Global Tax Laws

Long-standing international tax initiatives that determine each country’s jurisdiction to tax cross-border international trade and profits are evolving as a result of, among other things, initiatives such as the Anti-Tax Avoidance Directives, as well as the Base Erosion and Profit Shifting reporting requirements, mandated and/or recommended by the EU, G8, G20 and Organization for Economic Cooperation and Development, including the imposition of a minimum global effective tax rate for multinational businesses regardless of the jurisdiction of operation and where profits are generated (Pillar Two). As these and other tax laws and related regulations change (including changes in the interpretation, approach and guidance of tax authorities), our financial results could be materially impacted. Given the unpredictability of these possible changes and their potential interdependency, it is difficult to assess whether the overall effect of such potential tax changes would be cumulatively positive or negative for our earnings and cash flow, but such changes could adversely affect our financial results.

On December 12, 2022, the European Union member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on companies with revenues of at least €750 million effective from 2024. Various countries have either adopted implementing legislation or are in the process of drafting such legislation. Any new tax law in a jurisdiction where we conduct business or pay tax could have a negative effect on our company.

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

As of December 31, 2023, we had entered into currency rate contracts with a total notional principal of NOK700 million ($80.5 million), to hedge against fluctuations in interest and exchange rates on our NOK700 million senior unsecured bonds due 2024. The net amount of debt outstanding as of December 31, 2023 was NOK695 million (December 31, 2022: NOK695 million). Under the currency rate swap contracts, variable NIBOR interest rates including additional margins are swapped for variable SOFR rates including additional margins. The eventual settlement of the bonds will have an effective exchange rate of NOK8.69 = $1. These contracts expire in June 2024 and we estimate that we would pay $11.9 million to terminate them as of December 31, 2023 (December 31, 2022: $8.2 million). There are additional interest rate swaps that effectively swap the variable SOFR for a fixed rate, as described in further detail below.

Similarly, as of December 31, 2023, we had entered into currency rate contracts with a total notional principal of NOK600 million ($67.5 million), to hedge against fluctuations in exchange rates on our NOK600 million senior unsecured bonds due 2025. The net amount of debt outstanding as of December 31, 2023 was NOK590 million (2022: NOK590 million). Under these contracts, variable NIBOR interest rates including additional margins are swapped for variable SOFR rates including additional margins. The eventual settlement of the bonds will have an effective exchange rate of NOK8.88 = $1. These contracts expire in January 2025 and we estimate that we would pay $9.0 million to terminate them as of December 31, 2023 (December 31, 2022: pay $6.4 million). There are additional interest rate swaps that effectively swap the variable SOFR for a fixed rate, as described in further detail below.

As of December 31, 2023, we and our consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $0.4 billion (December 31, 2022: $0.6 billion). Under these contracts, variable SOFR interest rates plus applicable credit adjustment spreads are swapped for fixed interest rates. The fixed interest rates, including the impact of credit adjustment spreads, are between 0.19% per annum and 1.88% per annum. These interest rate swap agreements mature between March 2024 and August 2029, and we estimate that we would receive $18.2 million to terminate them as of December 31, 2023 (December 31, 2022: receive $28.8 million).

The overall effect of our cross currency and interest rate swaps is to fix the interest rate on approximately $0.4 billion of our floating rate debt as of December 31, 2023 (December 31, 2022: $0.6 billion). As of December 31, 2023, the weighted average interest rate for our floating rate debt denominated in U.S. dollars and Norwegian kroner which takes into consideration the effect of our interest rate and cross currency swaps is 6.49% per annum including margin (December 31, 2022: 5.30%).

Some of our charter contracts contain interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest rate levels during the charter period, effectively transferring interest rate exposure to the counterparty under such charter contracts. As of December 31, 2023, the total implicit capital amount subject to such adjustments was equivalent to $0.1 billion (December 31, 2022: $0.1 billion). None of this was subject to interest rate swaps entered into for the benefit of the charterer.

As of December 31, 2023, our net exposure, including equity-accounted subsidiaries, to interest rate fluctuations on our outstanding floating rate debt denominated in U.S. dollars and Norwegian kroner was $0.7 billion, compared with $0.9 billion as of December 31, 2022. Our net exposure to interest fluctuations is based on our total of $1.1 billion floating rate debt outstanding as of December 31, 2023, less the $0.4 billion notional principal of our interest rate swaps and the $0.1 billion remaining floating rate debt subject to interest adjustment clauses under charter contracts. A one per-cent change in interest rates would thus increase or decrease net exposure by approximately $7.1 million per year as of December 31, 2023 (December 31, 2022: $9.0 million per year).

As of March 14, 2024, we were not party to any other interest rate or currency derivative contracts.

We may in the future enter into short-term Total Return Swap ("TRS") arrangements relating to our own shares and bonds or securities in other companies.

Apart from our NOK700 million due 2024 and NOK600 million due 2025 floating rate bonds, which have been hedged, the majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

a)    Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) and 15d-15(e) of the Exchange Act, management assessed the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of the evaluation date.

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of our internal control over financial reporting pursuant to Rule 13a-15 of the Exchange Act, as of December 31, 2023. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our internal control over financial reporting were effective as of December 31, 2023.

c)    Attestation report of the registered public accounting firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, has been audited by EY, an independent registered public accounting firm, as stated in their report dated March 14, 2024, which is included below under the heading “Item 18—Financial Statements—Report of Independent Registered Public Accounting Firm”.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2023 was Ernst & Young AS (PCAOB Firm ID number: 1572) and 2022 was MSPC (PCAOB Firm ID number: 717). The following table sets forth the fees related to audit and other services provided by both EY and MSPC.

	2023	2022
Audit Fees (a)	$724,869	$560,000
Audit-Related Fees (b)	$124,918	$129,000
Tax Fees (c)	—	—
All Other Fees (d)	$—	$10,150
Total (e)	$849,787	$699,150
(a)Audit Fees
Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.
(b)Audit -Related Fees
Audit-related fees consisted of assurance and related services rendered by the principal accountant related to the performance of the interim review of our financial statements which have not been reported under Audit Fees above.
(c)Tax Fees
Tax fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.
(d)All Other Fees
All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

(e)Audit Committee's Pre-Approval Policies and Procedures
Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X, that require the Board of Directors to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by us. All services provided by the principal auditor in 2023 and 2022 were approved by the Board of Directors pursuant to the pre-approval policy.

MSPC served as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2022. Please refer to “Item 16F. Change in Registrant's Certifying Accountant” for further information.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASE OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

On May 8, 2023, our Board of Directors authorized the Share Repurchase Program of up to an aggregate of $100.0 million of the Company's common shares until June 30, 2024. In 2023, we acquired a total of 1,095,095 shares under the Share Repurchase Program. We have $89,847,972 remaining under the authorized Share Repurchase Program. As of the date of this annual report, no further shares have been repurchased.

The below table presents a summary of the common shares repurchased by the Company under the Share Repurchase Program for the year ended December 31, 2023.

Issuer Purchases of Equity Securities
Period	(a) Total number of common shares purchased	(b) Average price paid per common share	(c) Total number of common shares purchased as part of publicly announced plans or programs	(d) Approximate dollar value of shares that may yet be purchased under the plans or programs (1)(2)
May 8, 2023 - May 31, 2023	—	—	—	$100,000,000
June 1, 2023 - June 30, 2023	527,417	$9.15	527,417	$95,175,496
July 1, 2023 - July 31, 2023	567,678	$9.38	567,678	$89,847,972
August 1, 2023 - August 31, 2023	—	—	—	$89,847,972
September 1, 2023 - September 30, 2023	—	—	—	$89,847,972
October 1, 2023 - October 31, 2023	—	—	—	$89,847,972
November 1, 2023 - November 30, 2023	—	—	—	$89,847,972
December 1, 2023 - December 31, 2023	—	—	—	$89,847,972
Total as of December 31, 2023	1,095,095	$9.27	1,095,095	$89,847,972

(1) On May 15, 2023, the Company announced the Share Repurchase Program of up to $100.0 million of our common shares for a period up to June 30, 2024. The specific timing and amounts of the repurchases will be in the sole discretion of the Company and may vary based on market conditions and other factors. We are not obligated under the terms of the program to repurchase any of our common shares.

(2) From January 1, 2024 to the date of this annual report, no further shares have been repurchased.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

In November 2022, MSPC notified the Company of its decision not to stand for re-appointment as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023. MSPC served as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2022 (“2022 fiscal year”) and December 31, 2021 (“2021 fiscal year”). On November 24 2022, our Board of Directors approved the selection of EY to replace MSPC to serve as our independent registered public accounting firm for the year ending December 31, 2023. The engagement of EY was ratified by shareholders at our annual meeting of shareholders held May 8, 2023.

EY have audited (a) the balance sheet of the Company as of December 31, 2023, and the related statements of operations, comprehensive income, stockholders’ equity, cash flows, and the related notes and schedules (collectively referred to as the “financial statements”) for the fiscal year ended December 31, 2023 and (b) the Company’s internal control over financial reporting as of December 31, 2023 as stated in their report dated March 14, 2024, which is included below under the heading “Item 18—Financial Statements—Report of Independent Registered Public Accounting Firm”.

This change in the Company’s Certifying Accountant was previously reported in our report on Form 6-K, filed with the SEC on November 25, 2022 and our 2022 Annual Report on Form 20-F filed with the SEC on March 16, 2023.

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

Executive Sessions. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. While Bermuda law and our Bye-laws do not require our non-management directors to regularly hold executive sessions without management, our non-management directors regularly hold such sessions without management from time to time.

Nominating/Corporate Governance Committee. The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Bermuda law and our Bye-laws, we do not currently have a nominating or corporate governance committee.

Audit Committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Rule 10A-3 under the Exchange Act, our audit committee consists of one independent member of our Board of Directors, James O’Shaughnessy. We have determined that a director may sit on the board of three or more other companies' audit committees and such simultaneous service would not impair the ability of such member to effectively serve on the Board or Audit Committee of our Company. For more information, please see “Item 6.A. Directors and Senior Management”.

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

Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. As a foreign private issuer, we are exempt from this rule and may comply with it voluntarily. Our Board of Directors currently consists of six directors, four of which are considered "independent" according to NYSE's standards for independence, namely James O’Shaughnessy, Gary Vogel, Keesjan Cordia and Will Homan-Russell. However, as permitted under Bermuda law, our Board of Directors may in the future not consist of a majority of independent directors.

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

Solicitation of Proxies. The NYSE requires that a U.S. company solicit proxies and provide proxy statements for all shareholder meetings. Such company must also provide copies of its proxy solicitation to the NYSE. As permitted under Bermuda law and our bye-laws we do not currently solicit proxies or provide proxy materials to the NYSE. Our bye-laws also require that we provide not less than five (5) days’ notice to our shareholders of general meetings, such notice to be given in accordance with the provisions of the bye-laws.

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

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16J.    INSIDER TRADING POLICIES

Our Board of Directors has adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by our officers, directors and employees. Copies of our insider trading policies are included as exhibits to this annual report.

ITEM 16K.    CYBER SECURITY

Risk management and strategy:

The Company’s cybersecurity risk management program consists of:
a.An overall strategy to develop, improve and maintain its cybersecurity processes, policies, and governance frameworks that have been integrated into our existing risk management framework.
b.Detailed set of cybersecurity policies and procedures.
c.Investment in IT security and a dedicated cybersecurity team.
d.Engaging external cybersecurity service providers.
e.Leverage third party cybersecurity tools and technologies.
f.Robust training plan for all its employees.
g.Governance - Board and management oversight.

The underlying control framework of the Company’s cybersecurity program is based on recognized best practices and standards set by the U.S. National Institute of Standards and Technology, which organizes cybersecurity risks into five categories: identify, protect, detect, respond and recover.

The Company has established policies and procedures for all key aspects of its cybersecurity program including an information security policy, password policy, incident management policy, third party security management policy, business continuity plans, cyber incident response plans and information security management system contingency plans.

As part of the Company’s cybersecurity strategy, it continues to expand its investments in IT security, including to identify and protect critical assets, strengthen, monitor and alert its information security management system and engage with cybersecurity experts. The Company has a dedicated Chief Information Security Officer (“CISO”), who has served within IT department of related parties for over 20 years and is a Certified Cyber Risk Officer. The Company holds regular cybersecurity meetings, led by its CISO who is employed by related party Front Ocean Management AS, to assess and manage cybersecurity threats and to provide cybersecurity updates to senior management and the Board of Directors. For a description of the relationship with Front Ocean Management AS, please see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

The Company has engaged a third-party IT cybersecurity firm to help integrate its information security management system to protect the Company’s operations. In addition, the third-party firm conducts risk and vulnerability assessments to identify cybersecurity weaknesses and recommend enhancements.

The Company leverages several third-party tools and technologies as part of its efforts to enhance its cybersecurity functions. This includes a third-party security firm which performs continuous vulnerability assessments on the Company’s IT infrastructure. The Company performs annual disaster recovery tabletop exercises with its IT hosting partner to prepare for a cyberattack on the Company’s IT infrastructure. As part of the Company’s established cybersecurity governance framework, the Company also assesses potential cybersecurity threats related to the third-party providers and counterparties.

The Company has a robust training program for its employees that covers the Company’s cybersecurity risk management program and other Company policies and practices to ensure compliance therewith and to promote best practices. The Company regularly provides cybersecurity awareness trainings and phishing tests to employees to increase awareness of cybersecurity threats.

Governance

The Board of Directors considers cybersecurity risk as part of its risk oversight function and oversees the Company’s cybersecurity risk exposures and the steps taken by management to monitor and mitigate cybersecurity risks. The Board of Directors ensures allocation and prioritization of resources and overall strategic direction for cybersecurity and ensures alignment with the Company’s overall strategy.

The Board of Directors has delegated the day-to-day oversight of cybersecurity and other technology risks to the CISO, who oversees a team of IT professionals, including third-party providers.

The CISO, working together with certain members of management and the IT department, is responsible for assessing and managing cybersecurity threats and for reporting cybersecurity threats and updates, including updates on monitoring cybersecurity incidents and strategies to prevent cybersecurity threats, to senior management, and to the Board of Directors on a quarterly basis or more often as needed.

Cybersecurity Threats

For the year ended December 31, 2023 through the date of this annual report, the Company is not aware of any material risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. Please also see Item 3. Key Information—D. Risk Factors—“We rely on our information security management system to conduct our business, and failure to protect this system against security breaches could adversely affect our business and results of operations, including on our vessels. Additionally, if this system fails or becomes unavailable for any significant period of time, our business could be harmed.”

PART III

ITEM 17.    FINANCIAL STATEMENTS

See Item 18.

ITEM 18.    FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-59 are filed as part of this annual report:

Financial Statements: SFL Corporation Ltd.

ITEM 19.               EXHIBITS

Number	Description of Exhibit
1.1*
Memorandum of Association of Ship Finance International Limited (the "Company"), incorporated by reference to Exhibit 3.1 of the Company's Registration Statement, SEC File No. 333-115705, filed on May 21, 2004 (the "Original Registration Statement").

1.2*	Amended and Restated Bye-laws of the Company, as adopted on September 28, 2007, incorporated by reference to Exhibit 1 of the Company's 6-K filed on October 22, 2007.

1.3*	Amended and Restated Bye-laws of the Company, as adopted on September 20, 2013, incorporated by reference to Exhibit 1.3 of the Company's 2014 Annual Report filed on Form 20-F on April 9, 2015.

1.4*	Amended and Restated Bye-laws of the Company, as adopted on September 23, 2016, incorporated by reference to Exhibit 1 of the Company's Form 6-K filed on September 29, 2016.

1.5*	Amended and Restated Bye-laws of the Company, as adopted on September 30, 2022.

2.1*	Form of Common Stock Certificate of the Company, incorporated by reference to Exhibit 4.1 of the Company's Original Registration Statement.

2.2*	Description of Securities of the Company, incorporated by reference to Exhibit 2.2 of the Company's 2019 Annual Report filed on Form 20-F on March 27, 2020.

4.9*	Share Option Scheme, incorporated by reference to Exhibit 2.2 of the Company's 2006 Annual Report as filed on Form 20-F on July 2, 2007.

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

4.25*
Bond Agreement dated February 1, 2023, relating to SFL Corporation Ltd. 8.875% USD 150,000,000 senior unsecured sustainability-linked bonds 2023/2027 incorporated by reference to the Company's 2022 Annual Report filed on Form 20-F on March 16, 2023.

5.1*
MSPC's letter to the SEC, dated March 16, 2023, confirming agreement of the Company's disclosures in relation to the change of auditors, incorporated by reference to the Company's 2022 Annual Report filed on Form 20-F on March 16, 2023.

8.1	Significant Subsidiaries of the Company.

11.1	The Company's Policies and Procedures to Detect and Prevent Insider Trading

11.2	The Company's Insider Trading Policy relating to the Company's Bonds listed on Oslo Børs

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young AS)

15.2	Consent of Independent Registered Public Accounting Firm (MSPC)

97.1	The Company's Clawback Policy, effective October 2, 2023

* Incorporated herein by reference.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SFL Corporation Ltd.
(Registrant)

Date:	March 14, 2024	By:	/s/ Aksel C. Olesen
Aksel C. Olesen
Principal Financial Officer

SFL Corporation Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of SFL Corporation Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of SFL Corporation Ltd (the “Company”) as of December 31, 2023, the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 14, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessment of vessels, rigs, and equipment
Description of the Matter	The carrying value of the Company’s vessels, rigs, and equipment, net was $2,654,733 thousand as of December 31, 2023. As explained in Note 2 to the consolidated financial statements, the Company evaluates assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If impairment indicators are identified, the Company assesses the recoverability of the carrying value of the asset by estimating its future undiscounted cash flows (“recoverability test”). Management conducted a recoverability test for several of their vessels and one of their rigs, where impairment indicators were identified, and concluded that their carrying values were recoverable as of December 31, 2023.

Auditing the Company’s recoverability test was complex due to the estimation uncertainty and judgement around assumptions used in the future undiscounted cashflow analysis. The significant assumptions used in the analysis included estimation of future charter rates, operating expenses, and utilization rates for the vessels and rig. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the company’s impairment assessment process, including controls over management's review and approval of the significant assumptions described above.

To test the significant assumptions, we performed audit procedures that included, among others, analyzing management’s recoverability test by comparing the methodology used against accounting guidance under ASC 360-10, Impairment and Disposal of Long-Lived Assets. We tested the reasonableness of estimated future charter rates by comparing them to average historical charter rates achieved by the Company, historical charter rates developed by an independent market research firm, and future rates in executed charter agreements.

We assessed the vessel and rig utilization assumptions by comparing them to the historical utilization of the Company’s vessels and rigs. In addition, we have compared the estimated operating costs to the approved budget and historical costs adjusted for recent and forecasted inflation.

We assessed the adequacy of the vessel impairment disclosures as included in Note 2 of the consolidated financial statements.

/s/ Ernst & Young AS

We have served as the Company’s auditor since 2023.

Oslo, Norway
March 14, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of SFL Corporation Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited SFL Corporation Ltd.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework) (the COSO criteria). In our opinion, SFL Corporation Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2023 consolidated financial statements of the Company and our report dated March 14, 2024, expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ Ernst & Young AS

Oslo, Norway
March 14, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of SFL Corporation Ltd.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of SFL Corporation Ltd. and Subsidiaries (the “Company”) as of December 31, 2022, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the 2022 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each year in the two-year period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

We served as the Company’s auditor since 2004 and became the predecessor auditor in 2023.

New York, New York
March 16, 2023

SFL Corporation Ltd.

 CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2023, 2022 and 2021
(in thousands of $, except per share amounts)

	2023	2022	2021
Operating revenues
Interest income related parties – direct financing leases	—	382	5,186
Interest income other – sales-type, direct financing leases and leaseback assets	6,192	8,534	14,338
Service revenue related parties – direct financing leases	—	1,746	6,570
Profit sharing revenues – related parties	—	3,044	10,103
Profit sharing income – other	13,162	24,786	10,601
Time charter revenues – related parties	54,601	52,326	50,463
Time charter revenues – other	489,833	423,662	319,282
Bareboat charter revenues – related parties	—	17,770	28,898
Bareboat charter revenues – other	—	41,183	1,798
Voyage charter revenues	33,648	72,362	61,804
Drilling contract revenues	146,890	18,775	—
Other operating income	7,960	5,823	4,353
Total operating revenues	752,286	670,393	513,396
Gain on sale of assets, net	18,670	13,228	39,405
Operating expenses
Vessel operating expenses – related parties	22,736	24,141	28,623
Vessel operating expenses – other	158,197	164,261	128,109
Rig operating expenses	112,823	16,741	—
Depreciation	214,062	187,827	138,330
Vessel impairment charge	7,389	—	1,927
Administrative expenses – related parties	1,455	1,541	740
Administrative expenses – other	14,110	13,636	12,234
Total operating expenses	530,772	408,147	309,963
Net operating income	240,184	275,474	242,838
Non-operating income / (expense)
Interest income – related parties, long term loans to associated companies	4,563	4,563	6,921
Interest income – related parties, other	—	463	443
Interest income – other	9,073	2,947	86
Interest expense	(167,010)	(117,339)	(97,090)
(Loss)/gain on investments in debt and equity securities	(1,912)	18,171	995
Loss on purchase of bonds and debt extinguishment	(540)	—	(727)
Dividend income – related parties	1,246	128	—
Other financial items, net	(1,192)	15,528	6,683
Equity in earnings of associated companies	2,848	2,833	4,194
Income before taxes	87,260	202,768	164,343
Tax expense	(3,323)	—	—
Net income	83,937	202,768	164,343
Per share information:
Basic earnings per share	$0.67	$1.60	$1.35
Weighted average number of shares outstanding, basic	126,249	126,789	122,141
Diluted earnings per share	$0.66	$1.53	$1.30
Weighted average number of shares outstanding, diluted	126,584	137,377	139,383
Cash dividend per share declared and paid	$0.97	$0.88	$0.63
The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31, 2023, 2022 and 2021
(in thousands of $)

	2023	2022	2021
Comprehensive income, net of tax
Net income	83,937	202,768	164,343
Fair value adjustments to hedging financial instruments	(8,787)	18,602	10,408
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	4,607	—	—
Fair value adjustments to available-for-sale securities	—	—	(1,101)
Earnings reclassification of previously deferred fair value adjustments to investment securities classified as available-for-sale securities	—	(631)	817
Other comprehensive loss	(35)	(63)	(2)
Other comprehensive income/(loss), net of tax	(4,215)	17,908	10,122
Comprehensive income	79,722	220,676	174,465

 The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.
CONSOLIDATED BALANCE SHEETS
as of December 31, 2023 and 2022
(in thousands of $)

	2023	2022
ASSETS
Current assets
Cash and cash equivalents	165,492	188,362
Investment in debt and equity securities	5,104	7,283
Due from related parties	3,532	4,392
Trade accounts receivable	41,190	20,003
Other receivables	29,267	26,052
Inventories	11,728	16,395
Prepaid expenses and accrued income	16,489	17,127
Investment in sales-type leases, direct financing leases and leaseback assets, current portion	20,640	15,432
Financial instruments at fair value, current portion	4,617	1,936
Total current assets	298,059	296,982
Vessels, rigs and equipment, net	2,654,733	2,646,389
Vessels under finance lease, net	573,454	614,763
Investment in sales-type leases, direct financing leases and leaseback assets, long-term portion	35,099	103,591
Investment in associated companies	16,473	16,547
Capital improvements, newbuildings and vessel purchase deposits	86,058	97,860
Loans and long term receivables from related parties including associates	45,000	45,000
Financial instruments at fair value, long-term portion	13,608	26,716
Other long-term assets	8,905	13,482
Total assets	3,731,389	3,861,330
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	432,918	921,270
Finance lease liability, current portion	419,341	53,655
Due to related parties	2,890	1,936
Trade accounts payable	30,259	7,887
Accrued expenses	39,187	27,198
Financial instruments at fair value, current portion	12,366	16,861
Other current liabilities	32,234	27,804
Total current liabilities	969,195	1,056,611
Long-term liabilities
Long-term debt	1,713,828	1,279,786
Finance lease liability, long-term portion	—	419,341
Financial instruments at fair value, long-term portion	8,965	14,357
Other long-term liabilities	4	4
Total liabilities	2,691,992	2,770,099
Commitments and contingent liabilities
Stockholders' equity
Share capital ($0.01 par value; 300,000,000 shares authorized; 138,562,173 shares issued and 137,467,078 shares outstanding as of December 31, 2023). ($0.01 par value; 300,000,000 shares authorized; 138,562,173 shares issued and outstanding as of December 31, 2022).	1,386	1,386
Additional paid-in capital	618,164	616,554
Treasury stock	(10,174)	—
Contributed surplus	424,562	424,562
Accumulated other comprehensive income	4,499	8,714
Retained earnings	960	40,015
Total stockholders' equity	1,039,397	1,091,231
Total liabilities and stockholders' equity	3,731,389	3,861,330
The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.
 CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2023, 2022 and 2021
(in thousands of $)

	2023	2022	2021
Operating activities
Net income	83,937	202,768	164,343
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	214,062	187,827	138,330
Amortization of deferred charges	7,731	7,209	6,704
Amortization of deferred charter revenue	(1,428)	3,282	6,672
Vessel impairment charge	7,389	—	1,927
Adjustment of derivatives to fair value recognized in net income	8,374	(17,142)	(11,591)
(Gain)/loss on investments in debt and equity securities	1,912	(18,171)	(995)
Equity in earnings of associated companies	(2,848)	(2,833)	(4,194)
Gain on sale of assets	(18,670)	(13,228)	(39,405)
Repayments from investment in sales-type, direct financing and leaseback assets	13,906	17,025	36,276
Loss on repurchase of bonds	540	—	727
Other, net	2,013	1,381	1,072
Changes in operating assets and liabilities
Trade accounts receivable	(20,941)	(9,033)	(4,073)
Due to/ from related parties	1,821	4,836	(4,317)
Other receivables and other current assets	(3,127)	(11,026)	6,518
Inventories	4,666	(6,271)	(1,315)
Prepaid expenses and accrued income	638	(10,725)	(3,806)
Trade accounts payable	22,372	6,118	447
Accrued expenses and other current liabilities	20,742	13,108	275
Net cash provided by operating activities	343,089	355,125	293,595
Investing activities
Purchase of vessels, capital improvements and other additions	(264,418)	(602,499)	(581,622)
Proceeds from sale of vessels	156,200	83,333	183,886
Net amounts received from associated companies	2,919	2,916	9,998
Payments for acquisition of debt and equity securities	—	—	(1,350)
Proceeds from redemption of debt and equity securities	—	14,989	9,608
Collateral deposits received/(paid) on swap agreements	1,680	2,173	(9,970)
Other investments and long-term assets, net	(275)	—	400
Net cash used in investing activities	(103,894)	(499,088)	(389,050)
Financing activities
Repayments of lease obligation liability	(53,654)	(51,204)	(48,887)
Proceeds from issuance of short-term and long-term debt	944,585	959,595	586,750
Repayments of short-term and long-term debt	(781,122)	(611,310)	(301,451)
Repurchase of bonds	(205,848)	—	(215,098)
Debt fees paid	(12,448)	(7,142)	(8,025)
Principal settlements of cross currency swaps, net	(20,412)	—	—
Proceeds from shares issued, net of issuance costs	—	—	89,280
Cash paid for shares repurchase	(10,174)	—	—
Cash dividends paid	(122,992)	(111,574)	(77,552)
Net cash (used in)/provided by financing activities	(262,065)	178,365	25,017
Net change in cash, restricted cash and cash equivalents	(22,870)	34,402	(70,438)
Cash, restricted cash and cash equivalents at start of the year	188,362	153,960	224,398
Cash, restricted cash and cash equivalents at end of the year	165,492	188,362	153,960

	2023	2022	2021
Cash, restricted cash and cash equivalents:
Cash and cash equivalents	165,492	188,362	145,622
Restricted cash	—	—	8,338
Cash, restricted cash and cash equivalents at end of the year	165,492	188,362	153,960

Supplemental disclosure of cash flow information:
Interest paid on debt, swaps and leases, net of capitalized interest	148,505	109,682	96,827

Details of non-cash investing and financing activities are provided in Note 23 - Share Capital, Additional Paid-In Capital And Contributed Surplus.

The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2023, 2022 and 2021
(in thousands of $, except number of shares)

	2023	2022	2021
Number of shares outstanding
At beginning of year	138,562,173	138,551,387	127,810,064
Shares issued	—	10,786	10,741,323
Shares repurchased	(1,095,095)	—	—
At end of year	137,467,078	138,562,173	138,551,387
Share capital
At beginning of year	1,386	1,386	1,278
Shares issued	—	—	108
At end of year	1,386	1,386	1,386
Additional paid-in capital
At beginning of year	616,554	621,037	531,382
Impact of adoption of Accounting Standards Update ("ASU") 2020-06	—	(5,863)	—
Payments in lieu of issuing shares	—	—	(97)
Amortization of stock-based compensation	1,610	1,380	981
Shares issued- share option, dividend reinvestment and other schemes	—	—	89,269
Equity adjustments arising from reacquisition of convertible notes	—	—	(498)
At end of year	618,164	616,554	621,037
Treasury stock
At beginning of year	—	—	—
Treasury stock at cost (2023: 1,095,095, 2022: 0 and 2021: 0 shares)	(10,174)	—	—
At end of year	(10,174)	—	—
Contributed surplus
At beginning of year	424,562	461,818	539,370
Dividends declared	—	(37,256)	(77,552)
At end of year	424,562	424,562	461,818
Accumulated other comprehensive income/( loss)
At beginning of year	8,714	(9,194)	(19,316)
Fair value adjustments to hedging financial instruments	(8,787)	18,602	10,408
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	4,607	—	—
Fair value adjustments to available-for-sale securities	—	—	(1,101)
Earnings reclassification of previously deferred fair value adjustments to available-for-sale securities	—	(631)	817
Other comprehensive loss	(35)	(63)	(2)
At end of year (see breakdown below)	4,499	8,714	(9,194)
Retained earnings / (accumulated deficit)
At beginning of year	40,015	(92,720)	(257,063)
Impact of adoption of ASU 2020-06	—	4,285	—
Net income	83,937	202,768	164,343
Dividends declared	(122,992)	(74,318)	—
At end of year	960	40,015	(92,720)
Total stockholders' equity	1,039,397	1,091,231	982,327

Accumulated other comprehensive income/(loss)	2023	2022	2021
Fair value adjustments to hedging financial instruments	4,926	9,106	(9,496)
Fair value adjustments to available-for-sale securities	—	—	631
Other items	(427)	(392)	(329)
Accumulated other comprehensive income/(loss)	4,499	8,714	(9,194)

The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.
Notes to the Consolidated Financial Statements

1.    GENERAL

SFL Corporation Ltd. (“SFL” or the “Company”) is an international maritime and offshore asset owning and chartering company, incorporated in October 2003 in Bermuda as a Bermuda exempted company. The Company's common shares are listed on the New York Stock Exchange under the symbol “SFL”. The Company is primarily engaged in the ownership, operation and chartering out of vessels and offshore related assets on medium and long-term charters.

As of December 31, 2023, the Company owned seven Suezmax crude oil carriers, six oil product tankers, 15 dry bulk carriers (including five Supramax, two Kamsarmax and eight Capesize dry bulk carriers), 32 container vessels (including seven leased-in vessels), one jack-up drilling rig, one ultra-deepwater drilling rig, five car carriers, as well as two dual-fuel 7,000 Car Equivalent Unit (“CEU”) newbuilding car carriers under construction. One of these vessels was delivered from the shipyard in January 2024 with the second vessel expected to be delivered during the first half of 2024. The Company also partly own four leased-in container vessels in our associated companies. (See Note 18: Investment in Associated Companies).

Since the Company's incorporation in 2003 and public listing in 2004, SFL has established itself as a leading international ship and offshore asset owning and chartering company, expanding both its asset and customer base.

2.    ACCOUNTING POLICIES

 Basis of Accounting

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries. All inter-company balances and transactions have been eliminated on consolidation. Where necessary, comparative figures for previous years have been reclassified to conform to changes in presentation in the current year.

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

Use of accounting estimates

The preparation of financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

The activities that drive the revenue earned from our drilling contract primarily includes providing a drilling rig and the crew and supplies necessary to operate the rig, but may also in the future include mobilizing and demobilizing the rig to and from the drill site and performing rig preparation activities and/or modifications required for the contract with a customer. We account for these integrated services as a single performance obligation that is (i) satisfied over time and (ii) comprised of a series of distinct time increments of service.

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

Consideration received for drilling contracts mainly comprises of dayrate drilling revenue which provide for payment on a dayrate basis, with higher rates for periods when the drilling rig is operating and lower rates or zero rates for periods when drilling operations are interrupted or restricted. The dayrate invoices billed to the customer are typically determined based on the varying rates applicable to the specific activities performed on an hourly basis. Such dayrate consideration is allocated to the distinct hourly incremental service it relates to. Revenue is recognized in line with the contractual rate billed for the services provided for any given hour.

As detailed in Note 25: Related Party Transactions, the Company has, or has had, profit sharing arrangements with Frontline Shipping Limited ("Frontline Shipping"), and Golden Ocean Group Limited ("Golden Ocean"). In addition, the Company's charter agreements relating to seven containerships chartered to Maersk on a time charter basis include an arrangement where we receive a share of the fuel savings, dependent on the price difference between IMO compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers. Also, scrubber related fuel savings revenue is earned by the Company in connection with a 4,900 CEU car carrier, Arabian Sea, on a six-year time charter with EUKOR Car Carriers Inc. (“Eukor”). As a result of the profit share mechanism, SFL is entitled to a share of the difference between the prices paid and the plats bunker prices at the time and place of bunkering. Amounts receivable under these arrangements are accrued on the basis of amounts earned at the reporting date.

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

The Company capitalizes and depreciates the costs of significant replacements, renewals and upgrades to its vessels and rigs over the shorter of the asset’s remaining useful life or the life of the renewal or upgrade. The amount capitalized is based on management’s judgment as to expenditures that extend the useful life of the asset or increase the operational efficiency of the asset. Costs that are not capitalized are recorded as a component of direct operating expenses during the period incurred. Expenses for routine maintenance and repairs are expensed as incurred. Advances paid in respect of upgrades in relation to Exhaust Gas Cleaning Systems ("EGCS" or "scrubbers") and Ballast water treatment systems ("BWTS") are included within "Capital improvements, newbuildings and vessel purchase deposits,", until such time as the equipment is installed on a vessel or a rig, at which point it is transferred to "Vessels, rigs and equipment, net".

Office equipment is depreciated at 20% per annum on a reducing balance basis.

Drydocking provisions for vessels

Normal vessel repair and maintenance costs are charged to expense when incurred. The Company recognizes the cost of a drydocking at the time the drydocking takes place, that is, it applies the "expense as incurred" method.

Special Periodic Survey ("SPS") for rigs

Costs related to periodic overhauls of drilling rigs are capitalized and amortized over the anticipated period between overhauls, which is generally five years. Related costs are primarily yard costs and the cost of employees directly involved in the work. We include amortization costs for periodic overhauls in depreciation expense. Costs related to repair and maintenance activities are included in rig operating expenses and are expensed as incurred.

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

Convertible bonds

Through December 31, 2021, the Company separately accounted for the liability and equity components of the Convertible Notes at issuance. The debt issuance costs related to the issuance of the Convertible Notes were also previously allocated to the liability and equity components based on their relative values. With the adoption of ASU 2020-06, from January 1, 2022, amounts for convertible notes, including debt issuance costs, that were previously classified within equity are now reclassified to the liability component, net of any remaining unamortized amounts. Debt issuance costs are amortized to interest expense, on a straight-line basis, over the term of the relevant convertible notes.

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

Interest rate and currency swaps
The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating interest rates into fixed rates over the life of the transactions without an exchange of underlying principal. The Company also enters into currency swap transactions from time to time to hedge against the effects of exchange rate fluctuations on loan liabilities. Currency swap transactions involve the exchange of fixed amounts of other currencies for fixed U.S. dollar amounts over the life of the transactions, including an exchange of underlying principal. The Company may also enter into a combination of interest and currency swaps "cross currency interest rate swaps". The fair values of the interest rate and currency swap contracts, including cross currency interest rate swaps, are recognized as assets or liabilities. When the interest rate or currency swap does not qualify for hedge accounting under ASC Topic 815 "Derivatives and Hedging" ("ASC 815"), changes in fair values are recognized in the consolidated statements of operations. When the interest rate and/or currency swap or combination, qualifies for hedge accounting under ASC Topic 815 "Derivatives and Hedging" ("ASC 815"), and the Company has formally designated the swap as a hedge to the underlying loan, and when the hedge is effective, the changes in the fair value of the swap are recognized in other comprehensive income. If it becomes probable that the hedged forecasted transaction to which these swaps relate will not occur, the amounts in other comprehensive income will be reclassified into earnings immediately.

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

Recently Adopted Accounting Standards

In March 2020, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting ("ASU 2020-04"). Accounting Standards Codification (“ASC”) 848 provided temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to reduce the financial reporting burden in light of the market transition from London Interbank Offered Rates (“LIBOR”) and other reference interest rates to alternative reference rates. Under ASC 848, companies can elect not to apply certain modification accounting requirements to contracts affected by reference rate reform if certain criteria are met. An entity that makes this election would not be required to remeasure the contracts at the modification date or reassess a previous accounting determination. The amendments of ASC 848 apply only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope ("ASU 2021-01"), which clarified the scope of Topic 848 in relation to derivative instruments and contract modifications. The amendments in these updates are elective and are subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. In December 2022, the FASB issued ASU No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848 ("ASU 2022-06"). The amendments in this ASU extend the period of time preparers can utilize the reference rate reform relief guidance in Topic 848. To ensure the relief in Topic 848 covers the period of time during which a significant number of modifications may take place, the ASU defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. During the year ended December 31, 2023, some of the floating rate debt facilities and interest rate swaps contracts of the Company were amended to transition from LIBOR as a benchmark rate to Secured Overnight Financing Rate (“SOFR”). The Company has applied the practical expedients and exceptions provided by the ASUs above in order to preserve the presentation of derivatives consistent with past presentation and as of the year ended December 31, 2023, the Company has not recorded any material impact on the Company's consolidated financial statements as a result of these amendments.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

The following is a brief discussion of a selection of recently released accounting pronouncements that are pertinent to the Company's business:

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"). Among other things, these amendments require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). The amendments are effective for the Company beginning after December 15, 2024. As of the year ended December 31, 2023, the Company does not expect the changes prescribed in ASU 2023-09 to have a material impact on its consolidated financial statements and related disclosures, however, the Company will re-evaluate the amendments based on the facts and circumstances at the time of implementation of the guidance.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands annual and interim disclosure requirements for reportable segments. On adoption, the disclosure improvements will be applied retrospectively to prior periods presented. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact that ASU 2023-07 will have on the Company's financial statements and related disclosures.

4.    SEGMENT INFORMATION

The chief operating decision maker, or CODM, evaluates performance by assessing the Company's consolidated net income and its impact on overall shareholder returns, leading to a determination that the Company operates within a single reportable segment. The Company's assets operate on a world-wide basis and the Company's management does not evaluate performance by geographical region or by asset type, as they believe that any such information would not be meaningful.

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

Canada and Namibia
Certain of the Company's subsidiaries and branches in Canada and Namibia recorded income taxes totaling $3.3 million during the year ended December 31, 2023 based on rig operations. (December 31, 2022: $0.0 million, December 31, 2021: $0.0 million).

Other Jurisdictions
Certain of the Company's subsidiaries also tax resident in Norway, Singapore, Cyprus, and the United Kingdom and are subject to income tax in their respective jurisdictions. Such taxes are not material to our consolidated financial statements and related disclosures for the year ended December 31, 2023.

The Company does not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes.

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

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31,
(in thousands of $)	2023	2022	2021
Basic earnings per share:
Net income available to stockholders	83,937	202,768	164,343
Diluted earnings per share:
Net income available to stockholders	83,937	202,768	164,343
Interest and other expenses attributable to convertible notes	—	7,501	16,166
Net income assuming dilution	83,937	210,269	180,509

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31,
(in thousands)	2023	2022	2021
Basic earnings per share:
Weighted average number of common shares outstanding*	126,249	126,789	122,141
Diluted earnings per share:
Weighted average number of common shares outstanding*	126,249	126,789	122,141
Effect of dilutive share options	335	112	—
Effect of dilutive convertible notes	—	10,476	17,242
Weighted average number of common shares outstanding assuming dilution	126,584	137,377	139,383

	Year ended December 31,
	2023	2022	2021
Basic earnings per share:	$0.67	$1.60	$1.35
Diluted earnings per share:	$0.66	$1.53	$1.30

*The weighted average number of common shares outstanding excludes 8,000,000 shares issued as part of a share lending arrangement relating to the Company's issuance of 5.75% senior unsecured convertible bonds in October 2016 and 3,765,842 shares issued as part of a share lending arrangement relating to the Company's issuance of 4.875% senior unsecured convertible bonds in April and May 2018. The Company entered into a general share lending agreement with another counterparty and after the maturity of the bonds, 8,000,000 and 3,765,142 shares, respectively, from each issuance under the two initial share lending arrangements described above were transferred into such counterparty's custody. The remaining 700 shares are held with the Company's transfer agent. Accordingly, the total 11,765,842 of shares which had been issued under these arrangements, are not included in the weighted average number of common shares outstanding as of December 31, 2023, 2022 and 2021.

The weighted average number of common shares outstanding also excludes 1,095,095 shares repurchased by the Company under its Share Repurchase Program during the year ended December 31, 2023. (See also Note 23: Share Capital, Additional Paid-In Capital and Contributed Surplus).

In May 2023, the Company redeemed the full amount outstanding under the 4.875% senior unsecured convertible bonds due 2023. The remaining outstanding principal amount of $84.9 million was fully satisfied in cash. During January and March 2023, the Company purchased bonds with principal amounts totaling $53.0 million from the 4.875% senior unsecured convertible bonds due 2023. As of December 31, 2023, the principal amounts of the repurchased and redeemed bonds were anti-dilutive, assuming if converted, at the start of the period.

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

7.    OPERATING LEASES

Rental income

The minimum future revenues to be received under the Company's non-cancelable operating leases on its vessels as of December 31, 2023, are as follows:

Year ending December 31,	(in thousands of $)
2024	521,445
2025	397,284
2026	389,385
2027	273,138
2028	215,273
Thereafter	153,815
Total minimum lease revenues	1,950,340

The minimum future revenues above are based on payments receivable from the charterers and do not include contingent rental income. Revenues included in income are recognized on a straight-line basis.

Contingent rental income

The Company receives contingent income as part of the agreement for the installation of scrubbers on seven container vessels and one car carrier (December 31, 2022: seven container vessels and one car carrier), which are on time charter contracts, accounted for as operating leases, based on the cost savings achieved by the charterer on fuel arising from using the scrubbers. During the year ended December 31, 2023, the Company recorded an income of $13.2 million in connection with the cost savings agreement (December 31, 2022: $24.8 million, December 31, 2021 $10.6 million).

The cost and accumulated depreciation of vessels (owned and under finance leases) leased to third parties on non-cancelable operating leases as of December 31, 2023 and 2022 were as follows:

(in thousands of $)	2023	2022
Cost	3,258,451	3,062,551
Accumulated depreciation	(808,414)	(614,698)
Total	2,450,037	2,447,853

8.    REVENUE FROM CONTRACTS WITH CUSTOMERS

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers:

(in thousands of $)	2023	2022
Trade accounts receivable from contracts with customers, net (1)	28,970	10,209
Contract assets, current (2)	3,938	10,102
Contract liabilities, current (2)	(5,320)	(1,585)

(1)Trade accounts receivable from contracts with customers, net, relate to receivables from drilling contracts, voyage charter receivables and demurrage receivables, net of allowance for expected credit losses. The expected credit losses relating to trade accounts receivable from contracts with customers was $15.0 thousand as of December 31, 2023 (December 31, 2022: $0.3 million). (See also Note 12: Trade Accounts Receivable and Other Receivables and Note 27: Allowance for Expected Credit Losses).
(2)Contract assets, current, and contract liabilities, current are included in "Prepaid expenses and accrued income" and "Other current liabilities", respectively, in the Consolidated Balance Sheets.

Significant changes in the contract assets and the contract liabilities balances during the year ended December 31, 2023, are as follows:

(in thousands of $)	Contract Assets	Contract Liabilities	Net Contract Balances
Net contract asset/(liability), beginning of the year	10,102	(1,585)	8,517
Amortization of contract assets and contract liabilities from contracts at the beginning of the year	(10,102)	1,585	(8,517)
Cash (received)/paid, excluding amounts recognized in the income statement	3,938	(5,320)	(1,382)
Net contract asset/(liability), at the end of the year	3,938	(5,320)	(1,382)

Contract assets and liabilities as of December 31, 2023 are expected to be realized within the next 12 months. Contract assets consists of accrued income in relation to voyage charters and drilling contracts and deferred mobilization costs. Contract liabilities consists of deferred voyage revenues, mobilization revenue and demobilization revenue for both wholly and partially unsatisfied performance obligations, which has been estimated for purposes of allocating across the entire corresponding performance obligations.

Significant changes in the contract assets and the contract liabilities balances during the year ended December 31, 2022, are as follows:

(in thousands of $)	Contract Assets	Contract Liabilities	Net Contract Balances
Net contract asset/(liability), beginning of the year	1,958	(115)	1,843
Amortization of contract assets and contract liabilities from contracts at the beginning of the year	(1,958)	115	(1,843)
Cash (received)/paid, excluding amounts recognized in the income statement	10,102	(1,585)	8,517
Net contract asset/(liability), at the end of the year	10,102	(1,585)	8,517

9.    GAIN ON SALE OF ASSETS AND TERMINATION OF CHARTERS

The Company has recorded gains on sale of assets as follows:

	Year ended December 31,
(in thousands of $)	2023	2022	2021
Gain on sale of vessels and rig	18,670	13,228	39,405

During the year ended December 31, 2023, the very large crude carrier (“VLCC”) Landbridge Wisdom, which was previously accounted for as an investment in leaseback asset, was sold and delivered to Landbridge following exercise of the applicable purchase option in the charter contract. The Company received net sale proceeds of $52.0 million and recorded a gain of $2.2 million on the disposal.

During the year ended December 31, 2023, the two Suezmax tankers, Glorycrown and Everbright, which were trading in the spot market, were sold to an unrelated third party. The Company received net sale proceeds of $84.9 million and recorded a gain of $16.4 million on the disposal.

Also, during the year ended December 31, 2023, the two chemical tankers, SFL Weser and SFL Elbe, which were trading in the spot market, were sold to an unrelated third party. The Company received net sale proceeds of $19.4 million and recorded a gain of $30.0 thousand on the disposal. The Company recorded an impairment loss of $7.4 million prior to the disposal. (See Note 13: Vessels, Rigs and Equipment, Net).

During the year ended December 31, 2022, the two VLCCs, Front Energy and Front Force, which were previously accounted for as direct financing leases, were sold to an unrelated third party. A gain of $1.5 million was recorded on the disposal of the vessels. The Company received net sale proceeds of $65.4 million and an additional compensation payment of $4.5 million from Frontline Shipping for the early termination of the corresponding charters. (See Note 25: Related Party Transactions).

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

The drilling rig, West Taurus, which was accounted for as an operating lease asset, was sold for recycling to a ship recycling facility in Turkey during the year ended December 31, 2021. A loss of $0.6 million was recorded on recycling during the year ended December 31, 2021. (See Note 18: Investment in Associated Companies and Note 25: Related Party Transactions).

10.    OTHER FINANCIAL ITEMS, NET

Other financial items comprise the following items:

	Year ended December 31,
(in thousands of $)	2023	2022	2021
Net payments on non-designated derivatives relating to interest rate swaps	5,270	(341)	(6,707)
Net payments on non-designated derivatives relating to cross currency swaps	(3)	(7)	(8)
Total net cash movement on non-designated derivatives and swap settlements	5,267	(348)	(6,715)
Net (decrease)/increase in mark-to-market valuation of non-designated derivatives relating to interest rate swaps	(2,926)	17,202	11,607
Net (decrease)/increase in mark-to-market valuation of non-designated derivatives relating to cross currency swaps	(5,012)	(60)	(16)
Net (decrease)/increase in mark-to-market valuation of non-designated derivatives relating to commodity swaps	(437)	—	—
Total net movement in fair value of non-designated derivatives	(8,375)	17,142	11,591
Allowance for expected credit losses	458	522	722
Other items	1,458	(1,788)	1,085
Total other financial items, net	(1,192)	15,528	6,683

The net movement in the fair values of non-designated derivatives and net cash payments thereon relate to non-designated, terminated or de-designated interest rate swaps, cross currency interest rate swaps, cross currency swaps and commodity swaps. Changes in the fair values of the effective portion of swaps that are designated as cash flow hedges are reported under "Other comprehensive income".

The above net movement in the valuation of non-designated derivatives in the year ended December 31, 2023, includes a net decrease of $4.6 million (year ended December 31, 2022: $0.0 million; year ended December 31, 2021: $0.0 million) reclassified from "Other comprehensive income", as a result of certain swaps relating to loan facilities no longer being designated as cash flow hedges.

In the year ended December 31, 2023, other items included the distribution of a no claims bonus of $2.6 million from Den Norske Krigsforsikring for Skib (“DNK”), the Norwegian Shipowners’ Mutual War Risks Insurance Association (year ended December 31, 2022: $0.3 million; year ended December 31, 2021: $2.6 million).

During the year ended December 31, 2023, the Company recorded a decrease in the credit loss provision of $0.5 million (year ended December 31, 2022: $0.5 million, year ended December 31, 2021: $0.7 million). (See Note 27: Allowance for Expected Credit Losses).

Other items in the year ended December 31, 2023, include a net loss of $0.1 million arising from foreign currency translations (year ended December 31, 2022: $0.7 million; year ended December 31, 2021: $0.4 million). Other items also include bank charges and fees relating to loan facilities.

11.    INVESTMENTS IN DEBT AND EQUITY SECURITIES

Marketable securities held by the Company consist of corporate bonds and equity securities.

(in thousands of $)	2023	2022
Corporate Bonds
Balance at start of the year	—	9,680
Disposals during the year	—	(14,239)
Unrealized loss recorded in other comprehensive income	—	(631)
Realized gain*	—	5,190
Balance at end of the year	—	—

	2023	2022
Equity Securities
Balance at start of the year	7,283	11,530
Disposals during the year	—	(17,422)
Unrealized (loss)/gain*	(1,912)	8,389
Realized gain*	—	4,592
Foreign currency translation (loss)/gain	(267)	194
Balance at the end of year	5,104	7,283

Total Investment in Debt and Equity Securities	5,104	7,283

*Balances included in "Gain/(loss) on investments in debt and equity securities" in the Consolidated Statements of Operations.

Corporate Bonds

During the year ended December 31, 2023, the Company held no investments in corporate bonds. The corporate bonds were classified as available-for-sale securities and were recorded at fair value, with unrealized gains and losses recorded as a separate component of "Other comprehensive income".

NorAm Drilling Company AS ("NorAm Drilling")

During the year ended December 31, 2022, the Company received an aggregate amount of $4.7 million from the redemption of NorAm Drilling bonds and recorded no gain or loss on redemption of the bonds. The accumulated gain of $0.5 million previously recognized in other comprehensive income was recognized in the Consolidated Statements of Operations.

NT Rig Holdco ("NT Rig Holdco")

During the year ended December 31, 2022, the Company received an aggregate amount of $9.6 million from the redemption of NT Rig Holdco Liquidity 12% bonds and NT Rig Holdco 7.5% bonds, following the sale of five jack-up rigs by NT Rig Holdco. A realized gain of $4.7 million was recognized in the Consolidated Statements of Operations in relation to the redemption of the bonds.

In the year ended December 31, 2021, the Company recognized an unrealized loss of $0.3 million in respect of the NT Rig Holdco 12% Bonds and an unrealized gain of $0.0 million in respect of the NT Rig Holdco 7.5% Bonds. Also during the year ended December 31, 2021, an aggregate impairment loss of $0.8 million was recorded in the Consolidated Statements of Operations in relation to the NT Rig Holdco 7.5% Bonds.

Equity Securities

Changes in the fair value of equity investments are recognized in net income.

(in thousands of $)	2023	2022
NorAm Drilling	5,104	7,283
Frontline	—	—
ADS Maritime Holding (formally ADS Crude Carriers)	—	—
Total	5,104	7,283

NorAm Drilling

As of December 31, 2023 the Company held approximately 1.3 million shares (December 31, 2022: 1.3 million) in NorAm Drilling which were traded in the Norwegian Over-the-Counter market ("OTC") and are now traded on the Euronext Growth exchange in Oslo since October 2022. The Company recognized a mark to market loss of $1.9 million (December 31, 2022: gain of $5.8 million) in the Statement of Operations in the year ended December 31, 2023, together with a foreign exchange loss of $0.3 million (December 31, 2022: gain of $0.2 million) in Other Financial Items in the Statement of Operations. (See also Note 25: Related Party Transactions).

Frontline

During the year ended December 31, 2022, the Company had a forward contract to repurchase 1.4 million shares (December 31, 2021: 1.4 million shares) of Frontline plc (formerly Frontline Limited) (“Frontline”), a related party, at a repurchase price of $16.7 million (December 31, 2021: $16.4 million) including accrued interest. The transaction was accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability recorded within debt. In September 2022, the Company settled the forward contract in full and recorded the sale of the 1.4 million shares and extinguishment of the corresponding debt of $15.6 million. A net gain of $4.6 million was recognized in the Statement of Operations in respect of the settlement during the year ended December 31, 2022. (See also Note 21: Short-Term and Long-Term Debt and Note 25: Related Party Transactions).

Prior to the settlement, the Company had recognized a fair value adjustment gain of $2.6 million in the year ended December 31, 2022, (December 31, 2021: gain $1.2 million) in the Consolidated Statements of Operations.

ADS Maritime Holding Plc (“ADS Maritime Holding”)

In March 2021, the Company received a capital dividend of approximately $8.8 million from ADS Maritime Holding, following the sale of its remaining two vessels. Also in March 2021, the Company sold its remaining shares in ADS Maritime Holding for a consideration of approximately $0.8 million, recognizing a gain of $0.7 million on disposal. (See also Note 25: Related Party Transactions).

12.    TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Trade accounts receivable

Trade accounts receivable are presented net of the allowances for doubtful debts and expected credit losses. The allowance for expected credit losses relating to trade accounts receivable was $15 thousand as of December 31, 2023 (December 31, 2022: $0.3 million). As of December 31, 2023, the Company has no reason to believe that any remaining amount included in trade accounts receivable will not be recovered through due process or negotiation. (See also Note 27: Allowance for Expected Credit Losses).

Other receivables

Other receivables, mainly include amounts due from vessel managers and claims receivable, which are presented net of the allowance for expected credit losses. The allowance for expected credit losses relating to other receivables was $0.8 million as of December 31, 2023 (December 31, 2022: $0.9 million). (See also Note 27: Allowance for Expected Credit Losses).

13.    VESSELS, RIGS AND EQUIPMENT, NET

Movements in the year ended December 31, 2023 summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Vessels, Rigs and Equipment, net
Balance as of December 31, 2022	3,345,233	(698,844)	2,646,389
Depreciation	—	(172,753)	(172,753)
Vessel additions	158,405	—	158,405
Capital improvements	117,815	—	117,815
Vessel disposals	(126,546)	38,812	(87,734)
Impairment loss	(40,714)	33,325	(7,389)
Balance as of December 31, 2023	3,454,193	(799,460)	2,654,733

During the year ended December 31, 2023, the Company took delivery of two 7,000 car equivalent unit ("CEU") newbuild car carriers, Emden and Wolfsburg, for a total acquisition price of $158.4 million. Both vessels are contracted on 10-year time charters to Volkswagen Group.

Capital improvements of $117.8 million (December 31, 2022: $1.6 million) relate to Special Periodic Survey ("SPS"), and other capital upgrades performed on the harsh environment semi-submersible drilling rig Hercules during the year ended December 31, 2023. SPS costs of $72.5 million were capitalized as a separate component of the rig and are depreciated until the next SPS, which is in five years. In addition, capital upgrades of $42.2 million were capitalized as a separate component of the rig and are depreciated over a period of 10 years economic useful life. Also, during the year ended December 31, 2023 ballast water treatment system ("BWTS") was installed on Hercules and the cost of $3.1 million was also capitalized.

During the year ended December 31, 2023, the Company sold two Suezmax tankers, Glorycrown and Everbright to an unrelated party and a net gain of $16.4 million was recognized in the Consolidated Statement of Operations in connection to the disposal. (See also Note 9: Gain on Sale of Assets and Termination of Charters).

Also, during the year ended December 31, 2023, the Company sold two chemical tankers, SFL Weser and SFL Elbe, to an unrelated third party. The Company recorded an impairment loss of $7.4 million prior to disposal and a net gain on sale of $30.0 thousand was recognized in the Consolidated Statement of Operations. (See also Note 9: Gain on Sales of Assets and Termination of Charters).

Acquisitions, disposals and impairments in respect of vessels accounted for as sales-type leases, direct financing leases, leaseback assets and vessels under finance leases are discussed in Note 17: Investment in Sales-Type Leases, Direct Financing Leases and Leaseback Assets and Note 15: Vessels under Finance Lease, Net.

14.    CAPITAL IMPROVEMENTS IN PROGRESS AND NEWBUILDINGS

(in thousands of $)	2023	2022
Capital improvements in progress	2,194	4,127
Newbuildings	83,864	93,733
	86,058	97,860

Capital improvements in progress of $2.2 million comprises of advances paid and costs incurred in respect of SPS and other upgrades on two rigs (December 31, 2022: two rigs). This is recorded in "Capital improvements, newbuildings and vessel purchase deposits" until such time as the equipment is installed on a vessel or rig, at which point it is transferred to "Vessels, rigs and equipment, net" or "Investment in sales-type leases and direct financing leases".

The carrying value of newbuildings represents the accumulated costs which the Company has paid in purchase installments and other capital expenditures in relation to two (December 31, 2022: four) newbuilding contracts, together with capitalized loan interest. Interest capitalized in the cost of newbuildings amounted to $5.5 million in the year ended December 31, 2023 (December 31, 2022: $2.2 million, December 31, 2021: $0.4 million).

During the year ended December 31, 2023, the construction of two dual-fuel 7,000 CEU newbuilding car carriers was completed and both vessels and the assets were recognized in "Vessels, Rigs and Equipment, net." Both vessels are contracted on 10-year time charters to Volkswagen Group.

The newbuildings balance at December 31, 2023, relate to another two dual-fuel 7,000 CEU newbuilding car carriers, under construction. One of the vessels was delivered in January 2024 and immediately commenced a 10-year time charter to K Line. (See Note 30: Subsequent Events). The second vessel is also expected to be delivered in 2024 and will immediately commence a 10-year time charter to K Line.

15.    VESSELS UNDER FINANCE LEASE, NET

Movements in the year ended December 31, 2023 summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Vessels under Finance Lease, net
Balance as of December 31, 2022	777,939	(163,176)	614,763
Depreciation	—	(41,309)	(41,309)
Balance as of December 31, 2023	777,939	(204,485)	573,454

As of December 31, 2023, seven vessels were accounted for as vessels under finance lease, made up of four 14,000 TEU container vessels and three 10,600 TEU container vessels. The vessels are leased back for an original term ranging from six to 11 years, with options to purchase each vessel after six years.

Total depreciation expense for vessels under finance lease amounted to $41.3 million for the year ended December 31, 2023 and is included in depreciation in the consolidated statements of operations. (December 31, 2022: $41.3 million; December 31, 2021: $41.3 million).

16.    OTHER LONG TERM ASSETS

Other long term assets comprise the following items:

(in thousands of $)	2023	2022
Collateral deposits on swap agreements	7,090	8,770
Value of acquired charter-out contracts, net	1,815	4,712
Total other long-term assets	8,905	13,482

Collateral deposits exist on our interest rate and cross currency swaps. Further amounts may be called upon during the term of the swaps if interest rates or currency rates move adversely.

The Company purchased four container vessels, Thalassa Mana, Thalassa Tyhi, Thalassa Doxa and Thalassa Axia, with each vessel subject to pre-existing time charters. A value of $18.0 million was assigned to these charters on acquisition in 2018. During the year ended December 31, 2023, the amortization charged to time charter revenue was $2.9 million (December 31, 2022: $2.9 million, December 31, 2021: $2.9 million).

Other long term assets previously included $1.9 million of loan notes receivables due from third parties in relation to the early termination of charters. Following the adoption of ASU 2016-13 from January 1, 2020, the Company recognized a credit loss provision totaling $1.9 million against this long term receivables balance thereby resulting in a net balance of $0.0 million from December 31, 2020. There was no movement to the foregoing during the years ended December 31, 2023 and December 31, 2022.

17.    INVESTMENTS IN SALES-TYPE LEASES, DIRECT FINANCING LEASES AND LEASEBACK ASSETS

The Company records new and modified leases in accordance with ASC 842. The Company elected the practical expedient to not reassess existing leases. See also Accounting policies within Note 2.

(in thousands of $)	2023	2022
Investments in sales-type and direct financing leases	55,739	66,504
Investments in leaseback assets	—	52,519
	55,739	119,023

As of December 31, 2023, the Company had a total of nine vessel charters accounted for as sales-type and direct financing leases (December 31, 2022: nine vessels). As of December 31, 2022, the Company also had one vessel charter classified as a leaseback asset.

Investments in sales-type and direct financing leases

Previously, the Company had two VLCCs accounted for as direct financing leases, which were on long-term, fixed rate charters to Frontline Shipping. Frontline Shipping is a wholly-owned subsidiary of Frontline, a related party. The terms of the charters did not provide Frontline Shipping with an option to terminate the charters before the end of their terms. In April 2022, the Company sold the two VLCCs on charter to Frontline Shipping, to an unrelated third party. (Refer to Note 9: Gain on Sale of Assets and Termination of Charters).

As of December 31, 2023, the Company had nine (December 31, 2022: nine) container vessels accounted for as sales-type leases, which were chartered on long-term bareboat charters to MSC Mediterranean Shipping Company S.A. ("MSC"). The terms of the charters for the nine container vessels provide the charterer with a minimum fixed price purchase obligation at the expiry of each of the charters. In April 2022, the Company sold and redelivered one 1,700 TEU container vessel to MSC, following the end of the vessel's bareboat charter. (Refer to Note 9: Gain on Sale of Assets and Termination of Charters).

Investments in leaseback assets

When a sale and leaseback transaction does not qualify for sale accounting, the Company does not recognize the transferred vessels and instead accounts for the purchase as a leaseback asset.

In May 2020, SFL acquired a newbuild VLCC from Landbridge Universal Limited ("Landbridge") where control was not deemed to have passed to the Company due to the presence of repurchase options in the lease on acquisition and therefore was classified as a leaseback asset. Upon delivery, the vessel immediately commenced a seven-year bareboat charter back to Landbridge. The charterer had purchase options throughout the term of the charters and there was a purchase obligation at the end of the seven-year period. In August 2023, Landbridge declared a purchase option on the vessel and the vessel was delivered to them later that month. A net gain of $2.2 million was recognized on disposal of the vessel. (See also Note 9: Gain on Sale of Assets and Termination of Charters).

The following lists the components of investments in sales-type leases, direct financing leases and leaseback assets as of December 31, 2023 and December 31, 2022:

(in thousands of $)	December 31, 2023
	Sales-Type Leases and Direct Financing Leases	Leaseback Assets	Total
Total minimum lease payments to be received	16,020	—	16,020
Purchase obligations at the end of the leases	43,150	—	43,150
Net minimum lease payments receivable	59,170	—	59,170
Less: unearned income	(3,358)	—	(3,358)
Total investment in sales-type lease, direct financing lease and leaseback assets	55,812	—	55,812
Allowance for expected credit losses*	(73)	—	(73)
Total investment in sales-type lease, direct financing lease and leaseback assets	55,739	—	55,739
Current portion	20,640	—	20,640
Long-term portion	35,099	—	35,099

(in thousands of $)	December 31, 2022
	Sales-Type Leases and Direct Financing Leases	Leaseback Assets	Total
Total minimum lease payments to be received	30,708	34,160	64,868
Purchase obligations at the end of the leases	43,150	31,500	74,650
Net minimum lease payments receivable	73,858	65,660	139,518
Less: unearned income	(7,252)	(13,051)	(20,303)
Total investment in sales-type lease, direct financing lease and leaseback assets	66,606	52,609	119,215
Allowance for expected credit losses*	(102)	(90)	(192)
Total investment in sales-type lease, direct financing lease and leaseback assets	66,504	52,519	119,023
Current portion	10,794	4,638	15,432
Long-term portion	55,710	47,881	103,591

*See Note 27: Allowance for Expected Credit Losses.

The minimum future gross revenues including purchase obligations to be received under the Company's non-cancellable sales type leases, direct financing leases and leaseback assets as of December 31, 2023, are as follows:

(in thousands of $) Year ending December 31,	Sales-Type Leases and Direct Financing Leases	Leaseback Assets	Total
2024	23,079	—	23,079
2025	36,091	—	36,091
Total minimum lease payments to be received	59,170	—	59,170

Interest income earned on investments in direct financing leases, sales type leases and leaseback assets in the year ended December 31, 2023 was as follows:

(in thousands of $)	2023	2022	2021
Investments in sales type and direct financing leases*	3,894	5,021	14,173
Investments in leaseback assets	2,298	3,895	5,351
Total	6,192	8,916	19,524

* Interest income earned on investments in sales-type leases and direct financing leases in the above table includes $0.0 million in relation to Frontline Shipping, a related party (December 31, 2022: $0.4 million; December 31, 2021: $1.5 million).

18.    INVESTMENT IN ASSOCIATED COMPANIES

The Company has, and has had, certain wholly-owned subsidiaries which are accounted for using the equity method of accounting, as it has been determined under ASC 810 that they are variable interest entities in which SFL is not the primary beneficiary.

As of December 31, 2023, 2022 and 2021, the Company had the following participation in investments that are recorded using the equity method:

	2023	2022	2021
River Box Holding Inc.	49.90%	49.90%	49.90%
SFL Hercules Ltd	*	*	*

River Box holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. The remaining 50.1% of the shares of River Box are held by a subsidiary of Hemen Holding Limited ("Hemen"), the Company's largest shareholder and a related party.

*SFL Hercules Ltd ("SFL Hercules") owned the drilling rig, Hercules which was leased to a subsidiary of Seadrill, previously a related party. Because the main asset of SFL Hercules was the subject of a lease which each included both a fixed price call option and a fixed price purchase obligation or put option, it was previously determined to be variable interest entity in which the Company was not the primary beneficiary. In February 2021, Seadrill and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas. SFL and certain of its subsidiaries entered into court approved interim agreements with Seadrill relating to the drilling rig, Hercules. Following certain amendments to the Hercules bareboat charter and loan facility agreements, SFL Hercules was determined to no longer be a variable interest entity and was consolidated from August 2021.

Summarized balance sheet information of the Company's equity method investees is as follows:

	River Box
(in thousands of $)	2023	2022
Share presented	49.90%	49.90%
Current assets	16,371	15,186
Non-current assets	220,816	234,572
Total assets	237,187	249,758
Current liabilities	15,173	14,267
Non-current liabilities (1)	205,541	218,944
Total liabilities	220,714	233,211
Total stockholders' equity (2)	16,473	16,547
(1)River Box non-current liabilities as of December 31, 2023, include $45.0 million due to SFL (December 31, 2022: $45.0 million). (See Note 25: Related Party Transactions).
(2)In the year ended December 31, 2023, River Box paid a dividend of $2.9 million to the Company (December 31, 2022: $2.9 million).

Summarized statement of operations information of the Company's equity method investees is shown below.

River Box	Year ended December 31,
(in thousands of $)	2023	2022
Operating revenues	18,358	19,269
Net operating revenues	18,339	19,248
Net income (3)	2,848	2,833

	Year ended December 31, 2021
(in thousands of $)	River Box	SFL Hercules	TOTAL
Operating revenues	20,115	13,753	33,868
Net operating revenues	20,094	6,558	26,652
Net income (3)	3,267	927	4,194

(3)The net income of River Box for the years ended December 31, 2023 and December 31, 2022, includes interest payable to SFL amounting to $4.6 million and $4.6 million, respectively. The net income of River Box and SFL Hercules for 2021 includes interest payable to SFL amounting to $4.6 million and $2.4 million, respectively. (See Note 25: Related Party Transactions).

Movements in the year ended December 31, 2023, in the allowance for expected credit losses can be summarized as follows:

As of December 31, 2023
(in thousands of $)	River Box
Share presented	49.90%
Balance as of December 31, 2022	378
Allowance recorded in net income of associated company	(70)
Balance as of December 31, 2023	308

As indicated in Note 2: 'Accounting Policies', the allowance for expected credit losses is based on an analysis of factors including the credit rating assigned to the lessee, management's assessment of current and expected conditions in the offshore drilling market and calculated collateral exposure.

In the year ended December 31, 2023, River Box paid a dividend of $2.9 million to the Company (December 31, 2022: $2.9 million, December 31, 2021: $2.2 million).

19.    ACCRUED EXPENSES

(in thousands of $)	2023	2022
Vessel operating expenses	25,553	17,315
Administrative expenses	2,570	1,650
Interest expense	11,064	8,233
	39,187	27,198

20.    OTHER CURRENT LIABILITIES

(in thousands of $)	2023	2022
Deferred and prepaid charter revenue	31,961	27,196
Employee taxes	33	45
Other items	240	563
	32,234	27,804

21.    SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	2023	2022
Long-term debt:
4.875% senior unsecured convertible bonds due 2023	—	137,900
NOK700 million senior unsecured floating rate bonds due 2023	—	71,243
NOK700 million senior unsecured floating rate bonds due 2024	68,426	70,734
NOK600 million senior unsecured floating rate bonds due 2025	58,089	60,048
7.25% senior unsecured sustainability-linked bonds due 2026	150,000	150,000
U.S. dollar denominated fixed rate debt due 2026	148,875	—
8.875% senior unsecured sustainability-linked bonds due 2027	150,000	—
Lease debt financing due through 2033	573,456	394,555
U.S. dollar denominated floating rate debt due through 2029	1,014,842	1,329,156
Total debt principal	2,163,688	2,213,636
Less: unamortized debt issuance costs	(16,942)	(12,580)
Less: current portion of long-term debt	(432,918)	(921,270)
Total long-term debt	1,713,828	1,279,786

The outstanding debt as of December 31, 2023, is repayable as follows:

Year ending December 31,	(in thousands of $)
2024	432,918
2025	686,855
2026	400,630
2027	355,787
2028	61,723
Thereafter	225,775
Total debt principal	2,163,688

Interest rate information

	December 31, 2023	December 31, 2022
Weighted average interest rate on floating rate debt*	6.49%	5.30%
Weighted average interest rate on lease debt financing	5.41%	4.44%
Weighted average interest rate on fixed rate debt	8.46%	6.11%
U.S. Dollar London Interbank Offered Rate ("LIBOR"), 3-Month, closing rate**	5.59%	4.77%
Secured Overnight Financing Rate ("SOFR"), closing rate	5.38%	4.30%
Effective Federal Funds Rate ("EFFR"), closing rate	5.33%	4.33%
Norwegian Interbank Offered Rate ("NIBOR")	4.73%	3.26%

*The weighted average interest rate is for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) which takes into consideration the effect of related interest rate and cross currency swaps.
** LIBOR using panel bank contributions are no longer published after June 30, 2023. With effect from July 1, 2023, these settings are now published under an unrepresentative synthetic methodology and are expected to cease on September 30, 2024.

Due to the discontinuance of LIBOR after June 30, 2023, and notwithstanding the automatic conversion mechanisms to alternative rates, the Company has entered into amendment agreements to existing loan agreements for the transition from LIBOR to SOFR. The Company elected to apply the optional expedient pursuant to ASC 848 for contracts within the scope of ASC 470. This meant that the Company accounted for amendments to loan agreements which related solely to the replacement of LIBOR as a benchmark rate to SOFR as if the modification was not substantial and thus a continuation of the existing contract.

A significant portion of the Company's outstanding debt are coming due within one year of this report for which the Company has initiated discussions and negotiations with financial institutions regarding the refinancing of credit facilities maturing in 2024 and early 2025. Given the Company's extensive history and successful track record in obtaining financing and refinancing, the Company believes that it will be able to secure the required refinancing of all such facilities prior to maturity.

$375 million term loan and revolving credit facility
SFL Hercules was consolidated from August 27, 2021. (See Note 18: Investment in Associated Companies). In May 2013, SFL Hercules entered into a $375.0 million six-year term loan and revolving credit facility with a syndicate of banks to partly finance the acquisition of the harsh environment semi-submersible drilling rig Hercules, previously owned by the wholly-owned subsidiary SFL Deepwater. The facility was drawn in June 2013. In connection with the 2017 Restructuring Plan of Seadrill, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. In August 2021, the Company entered into an amendment to its existing charter agreement (the “amendment agreement”) with subsidiaries of Seadrill for Hercules, which was approved by the applicable bankruptcy court in September 2021. Each of SFL’s financing banks consented to the amendment agreement, and SFL’s corporate part guarantee of the outstanding debt of the rig owning subsidiary remained unchanged at $83.1 million, as of December 31, 2022. Additionally, SFL agreed to a cash contribution of $5.0 million to the SFL Hercules's pledged earnings account at the time of redelivery following the termination of the Seadrill charter, in addition to a $3.0 million payable by Seadrill. These contributions were made in December 2022 following the redelivery of the rig by Seadrill. In January 2023, the rig Hercules was transferred by SFL Hercules Ltd. to the wholly-owned subsidiary Hercules Rig Ltd. The loan agreement was amended to include Hercules Rig Ltd as jointly and severally liable with SFL Hercules under the terms of the agreement. In May 2023, the facility was repaid early in full. As of December 31, 2023, the balance outstanding under this facility was $0.0 million (December 31, 2022: $153.5 million).

$475 million term loan and revolving credit facility
SFL Linus was consolidated from October 29, 2020. In October 2013, SFL Linus entered into a $475.0 million five-year term loan and revolving credit facility with a syndicate of banks to partly finance the acquisition of the rig. The facility was drawn in February 2014. During the year ended December 31, 2017, certain amendments were agreed with the banks under the loan facility, including an extension of the final maturity date by four years. In addition, the Company had given the banks a first priority pledge over all shares of SFL Linus and assigned all claims under a secured loan made by the Company to SFL Linus in favor of the banks. This loan was secured by a second priority mortgage over the rig which had been assigned to the banks. In November 2022, the second priority mortgage over the rig was released and the rig Linus was transferred to the wholly-owned subsidiary Linus Rig Ltd. The loan agreement was amended to include Linus Rig Ltd as jointly and severally liable with SFL Linus under the terms of the agreement. The Company had fully guaranteed the facility as of December 31, 2022. In April 2023, the facility was repaid early in full. As of December 31, 2023, the balance outstanding under this facility was $0.0 million (December 31, 2022: $183.8 million).

$45 million secured term loan and revolving credit facility
In June 2014, seven wholly-owned subsidiaries of the Company entered into a $45.0 million secured term loan and revolving credit facility with a bank, secured against seven 4,100 TEU container vessels. The facility bears interest at SOFR plus a margin and had a term of five years. During June 2019, the terms of loan were amended and the loan was extended by a further two years. During June 2021 the terms of the loan were further amended and the loan was extended by a further four years. There were no amounts available under the revolving part of the facility as of December 31, 2022 and December 31, 2023. The net amount outstanding as of December 31, 2023, was $32.5 million (December 31, 2022: $37.5 million).

$20 million secured term loan facility
In September 2014, two wholly-owned subsidiaries of the Company entered into a $20.0 million secured term loan facility with a bank, secured against two 5,800 TEU container vessels. The facility bears interest at SOFR plus a margin and has a term of five years. In September 2019, the terms of the loan were amended and restated, and the facility now matures in March 2024. The net amount outstanding as of December 31, 2023, was $12.0 million (December 31, 2022: $13.8 million).

$76 million secured term loan facility
In August 2017, two wholly-owned subsidiaries of the Company entered into a $76.0 million secured term loan facility with a bank, secured against two product tankers. The two product tankers were delivered in August 2017. The Company has provided a corporate part guarantee for this facility, which bears interest at SOFR plus a margin and has a term of seven years. As of December 31, 2023, the net amount outstanding was $43.5 million (December 31, 2022: $48.7 million).

4.875% senior unsecured convertible bonds due 2023
On April 23, 2018, the Company issued a senior unsecured convertible bond totaling $150.0 million. Additional bonds were issued on May 4, 2018 at a principal amount of $14.0 million. Interest on the bonds was fixed at 4.875% per annum and was payable in cash quarterly in arrears on February 1, May 1, August 1 and November 1. The bonds were convertible into SFL Corporation Ltd. common shares and matured on May 1, 2023. At this date the Company redeemed the full outstanding amount of $84.9 million. The initial conversion rate at the time of issuance was 52.8157 common shares per $1,000 bond, equivalent to a conversion price of approximately $18.93 per share. Since the issuance, dividend distributions had increased the conversion rate to 85.0332 common shares per $1,000 bond, equivalent to a conversion price of approximately $11.76 per share at the maturity date of the bond. The conversion right was not worth more than par value of the instrument and the bonds were fully satisfied in cash without any conversion into shares having taken place.

During the year ended December 31, 2023 the Company purchased bonds with principal amounts totaling $53.0 million (year ended December 31, 2021: $2.0 million). A loss of $0.2 million was recorded on the transaction (year ended December 31, 2021: gain of $0.2 million). In the year ended December 31, 2022, no bonds were repurchased. The net amount outstanding as of December 31, 2023 was $0.0 million (December 31, 2022: $137.9 million).

In conjunction with the bond issue, the Company agreed to loan up to 7,000,000 of its common shares to affiliates of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. As of the maturity date of the bond, a total of 3,765,842 shares had been issued from up to 7,000,000 shares issuable under the share lending arrangement. During the year ended December 31, 2023, after the bond was redeemed, 3,765,142 of the loaned shares were transferred to another party under a general share lending agreement. (See Note 23: Share Capital, Additional Paid-In Capital and Contributed Surplus).

As required by ASC 470-20 "Debt with conversion and Other Options", the Company calculated the equity component of the convertible bond, taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $7.9 million at issuance and this amount was recorded as "Additional paid-in capital", with a corresponding adjustment to "Deferred charges", which was amortized to "Interest expense" over the appropriate period. The amortization of this item amounted to $1.4 million in the year ended December 31, 2021. As a result of the purchase of bonds with principal amounts totaling $2.0 million, a total of $0.1 million was allocated as the reacquisition of the equity component. The balance remaining in equity as of December 31, 2021 was $6.7 million.

On January 1, 2022, the Company implemented the guidance contained in ASU 2020-06 which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. ASU 2020-06, was adopted using the modified retrospective method (See Note 2: Accounting Policies). Following the adoption, the 4.875% senior unsecured convertible notes due 2023 were reflected entirely as a liability as the embedded conversion feature was no longer presented within stockholders' equity. The cumulative effect of adopting this guidance was an incremental adjustment of $4.3 million to opening retained earnings, and a $5.9 million reduction to additional paid-in capital as of January 1, 2022. This net adjustment to equity of $1.6 million resulted in a corresponding decrease in deferred debt issuance costs. The balance remaining in equity as of January 1, 2022, December 31, 2022 and December 31, 2023 was $0.8 million which related to the share-lending arrangement.

NOK700 million senior unsecured bonds due 2023
On September 13, 2018 the Company issued a senior unsecured bond totaling NOK600 million in the Norwegian credit market. The bonds bore quarterly interest at NIBOR plus a margin and were redeemable in full on September 13, 2023. On July 30, 2019, the Company conducted a tap issue of NOK100 million under this facility. The bonds were issued at 101.625% of par, and the new outstanding amount after the tap issue was NOK700 million. During the year ended December 31, 2023, the Company purchased bonds with principal amounts totaling NOK293 million equivalent to $29.4 million. A loss of $0.3 million was recorded on the transaction. No bonds were repurchased in the years ended December 31, 2022 and December 31, 2021. At the maturity date the Company redeemed the full outstanding amount of NOK407 million equivalent to $38.1 million. The net amount outstanding as of December 31, 2023, was NOK0 million, equivalent to $0.0 million (December 31, 2022: NOK700 million, equivalent to $71.2 million).

$17.5 million secured term loan facility due 2023
In December 2018, two wholly-owned subsidiaries of the Company entered into a $17.5 million secured term loan facility with a bank, secured against two Supramax dry bulk carriers. The Company had provided a corporate part guarantee for this facility, which bore interest at SOFR plus a margin and had a term of approximately five years. In November 2023, the facility was repaid early in full. The net amount outstanding as of December 31, 2023, was $0.0 million (December 31, 2022: $9.4 million).

$24.9 million senior secured term loan facility
In February 2019, three wholly-owned subsidiaries of the Company entered into a $24.9 million senior secured term loan facility with a bank, secured against three Supramax dry bulk carriers. The Company had provided a corporate part guarantee for this facility, which bore interest at SOFR plus a margin and had a term of approximately five years. In December 2023, the facility was repaid early in full. The net amount outstanding as of December 31, 2023, was $0.0 million (December 31, 2022: $15.1 million).

NOK700 million senior unsecured bonds due 2024
On June 4, 2019, the Company issued a senior unsecured bond totaling NOK700 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on June 4, 2024. The net amount outstanding as of December 31, 2023 was NOK695 million equivalent to $68.4 million (December 31, 2022: NOK695 million, equivalent to $70.7 million).

$33.1 million term loan facility
In June 2019, five wholly-owned subsidiaries of the Company entered into a $33.1 million term loan facility with a syndicate of banks. The Company had provided a corporate guarantee for this facility, which bore interest at LIBOR plus a margin and had a term of approximately four years. During the year ended December 31, 2020 the five subsidiaries were dissolved and the facility was assigned to the Company. The facility matured in January 2023 and was fully repaid. The net amount outstanding as of December 31, 2023, was $0.0 million (December 31, 2022: $21.9 million).

NOK600 million senior unsecured bonds due 2025
On January 21, 2020, the Company issued a senior unsecured bond totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on January 21, 2025. During the year ended December 31, 2020, the Company purchased bonds with amounts totaling NOK60 million equivalent to $6.0 million. In December 2022, the Company resold NOK50 million equivalent to $5.0 million of the bonds which had been previously repurchased. The net amount outstanding as of December 31, 2023 was NOK590 million equivalent to $58.1 million (December 31, 2022: NOK590 million, equivalent to $60.0 million).

$40 million senior secured term loan facility
In March 2020, two wholly-owned subsidiaries of the Company entered into a $40.0 million senior secured term loan facility with a bank, secured against two Suezmax tankers. The Company had provided a corporate guarantee for this facility, which bore interest at LIBOR plus a margin and had a term of approximately two years. During March 2022, the terms of loan were amended to bear interest at SOFR plus a margin and the loan was extended by a year. The facility matured in March 2023 and was fully repaid. The net amount outstanding as of December 31, 2023, was $0.0 million (December 31, 2022: $31.9 million).

$175 million term loan facility
In March 2020, four wholly-owned subsidiaries of the Company entered into a $175 million term loan facility with a syndicate of banks, secured against four 8,700 TEU containerships. The Company has provided a corporate part guarantee for this facility, which bears interest at SOFR plus a margin and with a term of approximately five years. The net amount outstanding as of December 31, 2023, was $108.7 million (December 31, 2022: $127.7 million).

$50 million senior secured term loan facility
In May 2020, a wholly-owned subsidiary of the Company entered into a $50.0 million senior secured term loan facility with a bank, which bore interest at LIBOR plus a margin and had a term of approximately five years. The facility was secured against a 308,000 dwt VLCC. In August 2023, the facility was repaid early in full. The net amount outstanding as of December 31, 2023, was $0.0 million (December 31, 2022: $43.1 million).

$50 million senior secured credit facility
In November 2020, a wholly-owned subsidiary of the Company entered into a $50.0 million senior secured term loan facility with a bank, secured against a container vessel. The Company has provided a corporate guarantee for this facility, which bears interest at SOFR plus a margin and with a term of approximately four years. The net amount outstanding as of December 31, 2023, was $35.0 million (December 31, 2022: $40.0 million).

$51 million term loan facility
In February 2021, a wholly-owned subsidiary of the Company entered into a $51.0 million term loan facility with a bank, secured against a container vessel. The Company has provided a corporate part guarantee for this facility, which bears interest at SOFR plus a margin and with a term of approximately four years. The net amount outstanding as of December 31, 2023, was $39.0 million (December 31, 2022: $43.3 million).

$51 million term loan facility
In April 2021, a wholly-owned subsidiary of the Company entered into a $51.0 million term loan facility with a bank, secured against a container vessel. The Company has provided a corporate guarantee for this facility, which bears interest at SOFR plus a margin and with a term of approximately four years. The net amount outstanding as of December 31, 2023, was $40.1 million (December 31, 2022: $44.4 million).

7.25% senior unsecured sustainability-linked bonds due 2026
On May 12, 2021, the Company issued a senior unsecured sustainability-linked bond totaling $150 million in the Nordic credit market. The bonds bear quarterly interest at a fixed rate of 7.25% per annum and are redeemable in full on May 12, 2026. By the maturity date of the bond, the Company aims to have committed an amount at least equal to the size of the issue on upgrades of existing vessels and/or vessel acquisitions. The net amount outstanding as of December 31, 2023 was $150.0 million (December 31, 2022: $150.0 million).

$130 million lease debt financing
In September 2021, the wholly-owned subsidiaries of the Company owning the two newly acquired 6,800 TEU container vessels entered into sale and leaseback transactions for these vessels, through a Japanese operating lease with call option financing structure. The sales price for each vessel was $65.0 million, totaling $130.0 million. The vessels were leased back for a term of six years, with options to purchase each vessel at the end of the fifth and sixth year. These two transactions did not qualify as sales under the U.S. GAAP sale and leaseback guidance and have thus been recorded as financing arrangements. The net amounts outstanding as of December 31, 2023 were $49.4 million (December 31, 2022: $56.5 million) and $49.5 million (December 31, 2022: $56.6 million) for each vessel respectively.

$35 million term loan facility
In December 2021, a wholly-owned subsidiary of the Company entered into a $35.0 million term loan facility with a bank, secured against a container vessel. The Company has provided a corporate part guarantee for this facility, which bears interest at SOFR plus a margin and has a term of approximately seven years. The net amount outstanding as of December 31, 2023, was $30.9 million (December 31, 2022: $32.9 million).

$107.3 million term loan facility
In December 2021, three wholly-owned subsidiaries of the Company entered into a $107.3 million term loan facility with a bank, secured against three Suezmax tankers. One of the vessels was delivered in 2021, and $35.8 million of the facility was drawn down. Two vessels were delivered in 2022 and the remaining $71.5 million of the facility was drawn down. The Company has provided a corporate part guarantee for this facility, which bears interest at SOFR plus a margin and has a term of approximately five years. The net amount outstanding as of December 31, 2023, was $95.7 million (December 31, 2022: $102.0 million).

$100 million term loan facility
In March 2022, four wholly-owned subsidiaries of the Company entered into a $100.0 million term loan facility with a bank, secured against four product tankers. The Company has provided a corporate part guarantee for this facility, which bears interest at SOFR plus a margin and has a term of approximately five years. The net amount outstanding as of December 31, 2023, was $82.3 million (December 31, 2022: $92.4 million).

$48.8 million lease debt financing
In April 2022, the wholly-owned subsidiaries of the Company owning two 6,500 CEU car carriers entered into sale and leaseback transactions for these vessels, through a Japanese operating lease with call option financing structure. The sales prices for the vessels were $23.5 million and $25.3 million. The vessels were leased back for a term of approximately three years, with options to purchase each vessel at the end of the third year. These two transactions did not qualify as sales under the U.S. GAAP sale and leaseback guidance and have thus been recorded as financing arrangements. The net amounts outstanding as of December 31, 2023 were $16.3 million (December 31, 2022: $20.7 million) and $18.0 million (December 31, 2022: $22.4 million) respectively.

$23 million term loan facility
In September 2022, two wholly-owned subsidiaries of the Company entered into a $23.0 million term loan facility with a bank, secured against two dry bulk carriers. The Company has provided a corporate guarantee for this facility, which bears interest at SOFR plus a margin and had a term of approximately one year. During August 2023, the terms of loan were amended and the loan was extended by a further one year. The net amount outstanding as of December 31, 2023, was $17.2 million (December 31, 2022: $21.8 million).

$115 million term loan facility
In September 2022, eight wholly-owned subsidiaries of the Company entered into a $115.0 million term loan facility with a bank, secured against eight dry bulk carriers. The Company has provided a corporate part guarantee for this facility, which bears interest at SOFR plus a margin and has a term of approximately three years. The net amount outstanding as of December 31, 2023, was $90.0 million (December 31, 2022: $110.00 million).

$290 million term loan facility
In September 2022, the Company and six wholly-owned subsidiaries of the Company entered into a $290.0 million term loan facility with a bank. The facility served as a temporary source of finance for vessel acquisitions, with a term of approximately six months. Each of the six wholly-owned subsidiaries of the Company had provided a corporate part guarantee for this facility, which bore interest at SOFR plus a margin. The facility was partly repaid in 2022. In February 2023, the remaining balance of the facility was repaid in full. The net amount outstanding as of December 31, 2023, was $0.0 million (December 31, 2022: $156.00 million).

$240 million lease debt financing
In October and December 2022, the wholly-owned subsidiaries of the Company owning two 14,000 TEU container vessels entered into sale and leaseback transactions for these vessels, through a Japanese operating lease with call option financing structure. The sales price for each vessel was $120.0 million, totaling $240.0 million. The vessels were leased back for a term of approximately seven years, with options to purchase each vessel at the end of the seventh year. These two transactions did not qualify as sales under the U.S. GAAP sale and leaseback guidance and have thus been recorded as financing arrangements. The net amounts outstanding as of December 31, 2023 were $108.3 million (December 31, 2022: $118.3 million) and $109.7 million (December 31, 2022: $120.0 million) for each vessel respectively.

$144.6 million term loan facility
In January 2023, four wholly-owned subsidiaries of the Company entered into a $144.6 million term loan facility with a syndicate of banks, secured against four Suezmax tankers. The Company has provided a corporate guarantee for this facility, which bears interest at SOFR plus a margin and has a term of approximately three years. The net amount outstanding as of December 31, 2023, was $136.9 million (December 31, 2022: $0.0 million).

8.875% senior unsecured sustainability-linked bonds due 2027
In February 2023, the Company issued a senior unsecured sustainability-linked bond totaling $150.0 million in the Nordic credit market. The bond was issued at a price of 99.58%. The difference between the face value and market value of the bond of $0.6 million will be amortized as an interest expense over the life of the bond. The bonds bear quarterly interest at a fixed rate of 8.875% of the nominal value per annum and are redeemable in full on February 1, 2027. By the maturity date of the bond, the Company aims to have committed an amount at least equal to the size of the issue on upgrades of existing vessels and/or vessel acquisitions. The net amount outstanding as of December 31, 2023, was $150.0 million (December 31, 2022: $0.0 million).

$23.3 million term loan facility
In March 2023, a wholly-owned subsidiary of the Company entered into a $23.3 million term loan facility with a bank, secured against the pre-delivery contract for a dual-fuel 7,000 CEU newbuilding car carrier. During the year ended December 31, 2023, $18.6 million of the available facility was drawn down. The Company has provided a corporate guarantee for this facility, which bears interest at SOFR plus a margin and has a term of approximately one year. The net amount outstanding as of December 31, 2023, was $18.6 million (December 31, 2022: $0.0 million).

$23.3 million term loan facility
In March 2023, a wholly-owned subsidiary of the Company entered into a $23.3 million term loan facility with a bank, secured against the pre-delivery contract for a dual-fuel 7,000 CEU newbuilding car carrier. During the year ended December 31, 2023, $13.9 million of the available facility was drawn down. The Company has provided a corporate guarantee for this facility, which bears interest at SOFR plus a margin and has a term of approximately one year. The net amount outstanding as of December 31, 2023, was $13.9 million (December 31, 2022: $0.0 million).

$150 million senior secured term loan facility
In April 2023, a wholly-owned subsidiary of the Company entered into a bilateral $150.0 million senior secured term loan facility, secured against a jack-up drilling rig. The Company has provided a full corporate guarantee for this facility, which bears interest at a fixed rate and has a term of approximately three years. The net amount outstanding as of December 31, 2023, was $148.9 million (December 31, 2022: $0.0 million).

$45 million lease debt financing
In April 2023, the wholly-owned subsidiary of the Company owning a 4,900 CEU car carrier entered into a sale and leaseback transaction for this vessel, through a Japanese operating lease with call option financing structure. The sales price for the vessel was $45.0 million. The vessel was leased back for a term of approximately five years, with the option to purchase the vessel at the end of the fifth year. The transaction did not qualify as a sale under the U.S. GAAP sale and leaseback guidance and have thus been recorded as a financing arrangement. The net amount outstanding as of December 31, 2023 was $41.7 million (December 31, 2022: $0.0 million).

$38.5 million lease debt financing
In May 2023, the wholly-owned subsidiary of the Company owning a 2,500 TEU container vessel entered into a sale and leaseback transaction for this vessel, through a Japanese operating lease with call option financing structure. The sales price for the vessel was $38.5 million. The vessel was leased back for a term of approximately nine years, with the option to purchase the vessel after approximately six or seven years. The transaction did not qualify as a sale under the U.S. GAAP sale and leaseback guidance and has been recorded as a financing arrangement. The net amount outstanding as of December 31, 2023 was $37.3 million (December 31, 2022: $0.0 million).

$150 million senior secured term loan facility
In May 2023, a wholly-owned subsidiary of the Company entered into a $150.0 million senior secured term loan facility with a syndicate of banks, secured against a harsh environment semi-submersible drilling rig. The Company has provided a full corporate guarantee for this facility, which bears interest at SOFR plus a margin and has a term of approximately three years. The net amount outstanding as of December 31, 2023, was $150.0 million (December 31, 2022: $0.0 million).

$8.4 million senior unsecured term loan facility
In May 2023, the Company entered into a $8.4 million senior unsecured term loan facility with a bank, for general corporate purposes. The facility bears interest at SOFR plus a margin and has a term of approximately three years. The net amount outstanding as of December 31, 2023, was $8.4 million (December 31, 2022: $0.0 million).

$144.4 million lease debt financing
In March 2023, the wholly-owned subsidiaries of the Company owning two newbuild 7,000 CEU car carriers entered into sale and leaseback transactions for these vessels, through Japanese operating leases with a call option financing structure. The sale and leaseback transactions were completed in September and November 2023. The sales prices for each vessel was $72.2 million, totaling $144.4 million. The vessels were leased back for a term of approximately 12 years, with the Company's option to purchase the vessels after approximately 10 years. These two transactions did not qualify as sales under the U.S. GAAP sale and leaseback guidance and have thus been recorded as financing arrangements. The net amounts outstanding as of December 31, 2023 were $71.2 million (December 31, 2022: $0.0 million) and $72.0 million (December 31, 2022: $0.0 million) respectively.

$60 million loan facility
During the year ended December 31, 2021, a wholly-owned subsidiary of the Company entered into a general share lending agreement with a bank. As of December 31, 2023, 11.8 million of the Company's shares were in the custody of the bank. This facility provides a $60.0 million cash loan collateral to the subsidiary in connection with the shares lent and $60.0 million of the facility was drawn down in December 2023. The facility bears interest at the U.S. Federal Funds Rate plus a margin and is repayable on demand, by either party to the agreement. The net amount outstanding as of December 31, 2023, was $60.0 million (December 31, 2022: $0.0 million).

The aggregate book value of assets pledged as security against borrowings as of December 31, 2023, was $2,564 million (December 31, 2022: $2,579 million).

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of December 31, 2023, the Company is in compliance with all of the covenants under its long-term debt facilities.

22.    FINANCE LEASE LIABILITY

(in thousands of $)	2023	2022
Finance lease liability, current portion	419,341	53,655
Finance lease liability, long-term portion	—	419,341
	419,341	472,996

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

The Company's future minimum lease liability under the non-cancellable finance leases are as follows:

Year ending December 31,	(in thousands of $)
2024	433,866
Thereafter	—
Total finance lease liability	433,866
Less: imputed interest payable	(14,525)
Present value of finance lease liability	419,341
Less: current portion	(419,341)
Finance lease liability, long-term portion	—

Interest incurred on the finance lease liability in the year ended December 31, 2023 was $21.1 million (December 31, 2022: $23.5 million; December 31, 2021: $25.8 million).

All of the finance lease liabilities outstanding above are coming due within one year of this report as each option is expected to be exercised on the sixth anniversary during 2024. The Company has initiated discussions and negotiations with financial institutions regarding the refinancing with facilities under similar terms or structures. Given the Company's extensive history and successful track record in obtaining financing and refinancing, the Company believes that it will be able to secure the required refinancing prior to maturity.

23.    SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	2023	2022
300,000,000 common shares of $0.01 par value each (December 31, 2022: 300,000,000 common shares of $0.01 par value each)	3,000	3,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	2023	2022
138,562,173 common shares of $0.01 par value each (December 31, 2022: 138,562,173 common shares of $0.01 par value each)	1,386	1,386

The Company's common shares are listed on the New York Stock Exchange.

Convertible bonds

On April 23, 2018, the Company issued a 4.875% senior unsecured convertible bond totaling $150.0 million. Additional bonds were issued on May 4, 2018 at a principal amount of $14.0 million. The bonds were convertible into common shares and matured on May 1, 2023. As required by ASC 470-20 "Debt with Conversion and Other Options", the Company calculated the equity component of the convertible bond, which was valued at $7.9 million at issue date and recorded as "Additional paid-in capital". (See Note 21: Short-Term and Long-Term Debt). During the year ended December 31, 2021, the Company purchased bonds with principal amount totaling $2.0 million. The equity component of these extinguished bonds was valued at $0.1 million and had been deducted from "Additional paid-in capital". In May 2023, the Company redeemed the full outstanding amount under the 4.875% senior unsecured convertible bonds due 2023. The remaining outstanding principal of $84.9 million was settled in cash.

On January 1, 2022, the Company implemented the guidance contained in ASU 2020-06 which simplified the accounting for certain financial instruments with characteristics of liabilities and equity. ASU 2020-06, was adopted using the modified retrospective method (See Note 2: Accounting Policies). Following the adoption, the 4.875% senior unsecured convertible notes due 2023 were reflected entirely as a liability as the embedded conversion feature was no longer presented within stockholders' equity. The cumulative effect of adopting this guidance was an incremental adjustment of $4.3 million to opening retained earnings, and a $5.9 million reduction to additional paid-in capital as of January 1, 2022. This net adjustment to equity of $1.6 million resulted in a corresponding decrease in deferred debt issuance costs.

In April 2018, the Company issued a total of 3,765,842 new common shares, par value $0.01 per share, from up to 7,000,000 issuable under a share lending arrangement in relation with the Company's issuance of 4.875% senior unsecured convertible bonds in April and May 2018. The shares issued had been loaned to affiliates of the underwriters of the bond issue in order to assist investors in the bonds to hedge their position. During the year ended December 31, 2023, 3,765,142 of the loaned shares were transferred into the custody of another counterparty under a general share lending agreement. It was determined that the transaction qualified for equity classification, and as of the date of inception and as of December 31, 2023, the fair value was determined to be nil. The remaining 700 shares are held with the Company's transfer agent.

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

In November 2016, in relation with the Company's issue in October 2016 of senior unsecured convertible bonds totaling $225 million, the Company issued 8,000,000 new shares of par value $0.01 each. The shares were issued at par value and had been loaned to an affiliate of one of the underwriters of the bond issue, in order to assist investors in the bonds to hedge their position. The bonds were convertible into the Company's common shares and matured on October 15, 2021. In December 2021, the Company entered into a general share lending agreement with another counterparty and the 8,000,000 shares were transferred into their custody. It was determined that the transaction qualified for equity classification, and as of the date of inception and as of December 31, 2023 the fair value was determined to be nil (year ended December 31, 2022: nil).

Issuance of shares

During the year ended December 31, 2022, the Company issued a total of 10,786 new common shares, par value $0.01 per share, following the exercise of 85,500 share options (year ended December 31, 2021: cash payment of $0.1 million in lieu of issuing shares after the exercise of 129,000 share options). During the year ended December 31, 2023, no share options were exercised. In November 2016, the board of directors of the Company (the “Board of Directors”) renewed the Company's Share Option Scheme (the "Option Scheme"), originally approved in November 2006. The Option Scheme permits the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid in capital (See also Note 24: Share Option Plan).

On April 12, 2022, the Board of Directors authorized a renewal of our dividend reinvestment plan, or DRIP, to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned, or other cash amounts, in the Company’s common shares on a regular or one time basis, or otherwise. On April 15, 2022, the Company filed a registration statement on Form F-3ASR (Registration No. 333-264330) to register the sale of up to 10,000,000 common shares pursuant to the DRIP. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, we may grant additional share sales to investors, from time to time, up to the amount registered under the plan.

In May 2020, the Company entered into an equity distribution agreement with BTIG LLC ("BTIG") under which the Company may, from time to time, offer and sell new common shares having aggregate sales proceeds of up to $100.0 million through an ATM program (the “2020 ATM Program”). the Company had sold 11.4 million of our common shares, and received net proceeds of $90.2 million, under the 2020 ATM Program. In April 2022, the Company entered into an amended and restated equity distribution agreement with BTIG, under which the Company may, from time to time, offer and sell new common shares up to $100.0 million, through an ATM program with BTIG (the “2022 ATM Program”). Under this agreement, the prior 2020 ATM Program established in May 2020 was terminated and replaced with the renewed 2022 ATM Program. On April 28, 2023, in connection with the 2022 ATM Program, the Company filed a new registration statement on Form F-3ASR (Registration No. 333-271504) and an accompanying prospectus supplement with the SEC to register the offer and sale of up to $100.0 million common shares pursuant to the 2022 ATM Program. No common shares have been sold under the 2022 ATM Program.

No new common shares were issued and sold under the DRIP and ATM arrangements during the years ended December 31, 2023 and December 31, 2022. During the year ended December 31, 2021, the Company issued and sold 10.7 million shares under these arrangements and total proceeds of $89.4 million net of costs were received, resulting in a premium on issue of $89.3 million.

Repurchase of shares

On May 8, 2023, the Board of Directors authorized the repurchase of up to an aggregate of $100 million of the Company's common shares until June 30, 2024 ("Share Repurchase Program"). During the year ended December 31, 2023, the Company repurchased a total of 1,095,095 shares, at an average price of approximately $9.27 per share, with principal amounts totaling $10.2 million, held as treasury shares. The Company has $89,847,972 remaining under the authorized Share Repurchase Program as of December 31, 2023.

During the year ended December 31, 2023, no dividend was paid from contributed surplus (year ended December 31, 2022: $37.3 million).

24.    SHARE OPTION PLAN

In November 2006, the Board of Directors approved the Company's Share Option Scheme (the "Option Scheme"). The Option Scheme will expire in November 2026, following the renewal in November 2016. The terms and conditions remain unchanged from those originally adopted in November 2006 and permits the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid-in capital. As of December 31, 2023 additional paid-in capital was credited with $1.6 million relating to the fair value of options granted in February 2020, May 2021, February 2022 and February 2023.

During the year ended December 31, 2023, 68,000 share options expired. At the date of expiry the options had a weighted average exercise price of $9.47 per share and an intrinsic value of $0.0 million.

In February 2023, the Company awarded a total of 440,000 options to officers, employees and directors, pursuant to the Company's Share Option Scheme. The options have a five-year term and a three-year vesting period and the first options will be exercisable from February 2024 onwards. The initial strike price was $10.34 per share.

The following summarizes share option transactions related to the Option Scheme in 2023, 2022 and 2021:

	2023		2022		2021
	Options	Weighted average exercise price $	Options	Weighted average exercise price $	Options	Weighted average exercise price $
Options outstanding at beginning of year	1,783,000	8.55	1,433,500	9.65	1,082,500	10.56
Granted	440,000	10.34	435,000	8.73	480,000	8.79
Exercised	—	—	(85,500)	8.87	(129,000)	7.48
Expired	(68,000)	9.47	—	—	—	—
Options outstanding at end of year	2,155,000	7.91	1,783,000	8.55	1,433,500	9.65

Exercisable at end of year	1,265,000	7.83	919,667	9.00	578,500	10.02

The exercise price of each option is progressively reduced by the amount of any dividends declared. The above figures show the average of the reduced exercise prices at the beginning and end of the year for options then outstanding. For options granted, exercised or expired during the year, the above figures show the average of the exercise prices at the time the options were granted, exercised or expired, as appropriate.

The fair values of options granted are estimated on the date of the grant, using the Black-Scholes-Merton option valuation model. The fair values are then expensed over the periods in which the options vest. The weighted average fair value of options granted in 2023 was $3.93 per share as of grant date (2022: $3.06; 2021: $2.87). The weighted average assumptions used to calculate the fair values of the new options granted in 2023 were (a) risk free interest rate of 4.32% (2022: 1.80%; 2021: 0.33%); (b) expected share price volatility of 45.5% (2022: 45.6%; 2021: 44.6%); (c) expected dividend yield of 0% (2022: 0%; 2021: 0%) and (d) expected life of options 3.5 years (2022: 3.5 years; 2021: 3.5 years).

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

As of December 31, 2023, there are 1,265,000 options fully vested but not exercised (December 31, 2022: 919,667 options; December 31, 2021: 578,500 options) and their intrinsic value amounted to $4.4 million (December 31, 2022: $0.2 million; December 31, 2021: $0.0 million). The weighted average remaining term of the vested exercisable options is 1.3 years as of December 31, 2023.

As of December 31, 2023, the unrecognized compensation costs relating to non-vested options granted under the Option Scheme was $1.1 million (December 31, 2022: $1.0 million; December 31, 2021: $1.0 million) and their intrinsic value amounted to $2.9 million (December 31, 2022: $1.0 million; December 31, 2021: $0.0 million). This cost will be recognized over the remaining vesting periods, which have a weighted average term of 0.8 years (December 31, 2022: 1.2 years; December 31, 2021: 0.9 years).

During the year ended December 31, 2023, the Company recognized a net expense of $1.6 million in compensation cost relating to the stock options (year ended December 31, 2022: $1.4 million; year ended December 31, 2021: $1.0 million).

25.    RELATED PARTY TRANSACTIONS

The Company has had transactions with the following related parties, being companies in which our principal shareholder Hemen Holding and companies associated with Hemen have, or had, a significant direct or indirect interest:

–    Frontline
–    Frontline Shipping
–    Seadrill (1)
–    Golden Ocean
–    Seatankers Management Norway AS and Seatankers Management Co. Ltd. (collectively “Seatankers”)
–    Front Ocean Management AS and Front Ocean Management Ltd. (collectively “Front Ocean”)
–    NorAm Drilling
–    ADS Maritime Holding (2)
–    River Box
–    Sloane Square Capital Holdings Ltd. (“Sloane Square Capital”)

(1) From February 2022, Seadrill was determined to no longer be a related party following its emergence from bankruptcy (see below).
(2) Following the sale of the shares held by the Company in ADS Maritime Holding in 2021, it was no longer deemed to be a related party.

The Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies, excluding investment in direct financing lease balances. (Refer to Note 17: Investments in Sales-Type Leases, Direct Financing Leases and Leaseback Assets).

(in thousands of $)	2023	2022
Amounts due from:
Frontline	2,907	3,854
Golden Ocean	—	374
Seatankers	411	—
Sloane Square Capital	201	183
NorAm Drilling	24	—
River Box	11	10
Other related parties	2	1
Allowance for expected credit losses*	(24)	(30)
Total amount due from related parties	3,532	4,392
Loans to related parties - associated companies, long-term
River Box	45,000	45,000
Total loans to related parties - associated companies, long-term	45,000	45,000
Amounts due to:
Frontline Shipping	2,813	1,788
Frontline	—	2
Golden Ocean	57	141
Other related parties	20	5
Total amount due to related parties	2,890	1,936

*See Note 3: Recently Issued Accounting Standards and Note 27: Allowance for Expected Credit Losses.

River Box holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. The Company has an investment of 49.9% in River Box and the remaining 50.1% of the shares of River Box are held by a subsidiary of Hemen Holding Limited ("Hemen"), the Company's largest shareholder and a related party.

The two drilling rigs owned by the Company, Linus and Hercules, were leased to subsidiaries of Seadrill, previously a related party. Linus was redelivered from Seadrill in September 2022 and Hercules was redelivered from Seadrill in December 2022. SFL also owned the drilling rig West Taurus, which was also on charter to a subsidiary of Seadrill until the first quarter of 2021. Because the main assets of SFL Deepwater, SFL Hercules and SFL Linus were the subject of leases which each include both fixed price call options and a fixed price purchase obligation or put option, they were previously determined to be variable interest entities in which the Company was not the primary beneficiary and therefore accounted for as investments in associated companies.

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

In February 2022, Seadrill announced that it has emerged from Chapter 11 after successfully completing its reorganization. Upon emergence a new independent board of directors assumed leadership of the new parent company of the Seadrill group, which was referred to as Seadrill 2021 Limited. Hemen's shareholding in Seadrill 2021 Limited post-emergence from bankruptcy was also below 1%. Consequently, SFL determined that Seadrill was no longer a related party following the emergence from bankruptcy.

Following amendments to the Hercules bareboat charter and loan facility agreements in 2021, SFL Hercules was determined to no longer be a variable interest entity and was consolidated from August 2021. Following changes to the loan agreement in 2020, the Company was determined to be the primary beneficiary of SFL Linus and was consolidated from October 2020. SFL Deepwater was also consolidated from October 2020 as the Company was deemed to be the primary beneficiary from this date.

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

As of December 31, 2023, included within vessels, rigs and equipment chartered under operating leases, there were eight Capesize dry bulk carriers leased to a fully guaranteed subsidiary of Golden Ocean (December 31, 2022: eight). As of December 31, 2023, the net book value of assets leased under operating leases to Golden Ocean was $142.9 million (December 31, 2022: $162.1 million).

In addition, the two drilling rigs owned by the Company were leased to subsidiaries of Seadrill, previously a related party, under operating leases. As of December 31, 2021, the net book value of the assets leased under operating leases to Seadrill was $599.3 million. Seadrill was determined to no longer be a related party following its emergence from bankruptcy on February 22, 2022.

A summary of leasing revenues and repayments from Frontline Shipping, Golden Ocean and Seadrill is as follows:

(in millions of $)	2023	2022	2021
Golden Ocean:
Operating lease income	54.6	52.3	50.5
Profit share	—	3.0	9.8
Frontline Shipping:
Direct financing lease interest income	—	0.4	1.5
Direct financing lease service revenue	—	1.7	6.6
Direct financing lease repayments	—	1.8	6.3
Profit share	—	—	0.3
Seadrill:
Direct financing lease interest income	—	—	3.7
Direct financing lease repayments	—	—	2.7
Operating lease income	—	17.8	28.9

In 2019, SFL entered into an agreement with Golden Ocean, where the Company agreed to finance EGCS installations on seven of the eight Capesize bulk carriers with an amount of up to $2.5 million per vessel, in return for increased charter hire of $1,535 per day from January 1, 2020 to June 30, 2025. The installations were completed during the year ended December 31, 2020, with the cost being capitalized into the value of the assets. Profits sharing arrangements were not changed.

In the year ended December 31, 2023, the Company had eight dry bulk carriers operating on time charters to a subsidiary of Golden Ocean, which include profit sharing arrangements whereby the Company earns a 33% share of profits earned by the vessels above threshold levels - see table above.

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

As of December 31, 2023, the Company owed a total of $2.8 million (December 31, 2022: $1.8 million) to Frontline Shipping in respect of vessel management fees, technical supervision fees and items relating to the operation of the vessels.

As of December 31, 2023, the Company was owed $2.9 million (December 31, 2022: $3.9 million) by Frontline in respect of various short-term items, including administration recharges and items relating to the operation of vessels trading in a pool with two vessels owned by Frontline until their disposal.

The vessels leased to Frontline Shipping were on time charter terms and for each such vessel the Company paid a fixed management/operating fee of $9,000 per day to Frontline Management (Bermuda) Ltd. (“Frontline Management”), a wholly-owned subsidiary of Frontline. No further fees were paid to Frontline Management after April 2022, following the sale of the final two vessels on charter to Frontline Shipping.

In addition, during the year ended December 31, 2023, the Company also had 23 container vessels, seven dry bulk carriers, nine Suezmax tankers, five car carriers, six product tankers and two chemical tankers operating on time charter or in the spot market, for which the supervision of the technical management was sub-contracted to Frontline Management. Two Suezmax tankers and two chemical tankers were sold between March and June 2023 to unrelated parties. Management fees incurred are included in the table below.

The vessels leased to a subsidiary of Golden Ocean are on time charter terms and for each vessel the Company pays a fixed management/operating fee of $7,000 per day to Golden Ocean Management. Management fees incurred are included in the table below. Management fees are classified as vessel operating expenses in the Consolidated Statements of Operations.

In addition to leasing revenues and repayments, the Company incurred fees with related parties. The Company pays Frontline and its subsidiaries a management fee of 1.25% of chartering revenues in relation to two Suezmax tankers operating in the spot market until their disposal in March and April 2023, and a fixed management fee of $150 per day in relation to six product tankers and nine Suezmax tankers, two of which were sold in March and April 2023. The Company pays fees to Frontline Management for administrative services, including corporate services, and fees to Seatankers and Front Ocean for the provision of advisory and support services. The Company also pays fees to Front Ocean Management AS for the provision of office facilities in Oslo, fees to Golden Ocean Shipping Co Pte. Ltd. for the provision of office facilities in Singapore, fees to Frontline Corporate Services Ltd for the provision of office facilities in London. The Company also provides services to Seatankers and NorAm and receives a fee at cost plus margin.

	Year ended December 31,
(in thousands of $)	2023	2022	2021
Frontline:
Vessel Management Fees	2,296	3,679	7,794
Newbuilding Supervision Fees	1,514	1,030	132
Commissions and Brokerage	403	498	260
Administration Services Fees	11	7	159
Golden Ocean:
Vessel Management Fees	20,440	20,440	20,440
Operating Management Fees	—	22	389
Administration Services Fees	—	—	56
Seatankers:
Administration Services Fees*	304	428	226
Front Ocean:
Administration Services Fees	597	483	23
Office Facilities and other shared costs:
Seatankers Management Norway AS	(10)	106	112
Front Ocean Management AS	310	—	—
Frontline Management AS	—	341	252
Frontline Corporate Services Ltd.	163	93	187
Frontline Shipping Singapore Pte Ltd.	—	—	19
Frontline Management (Bermuda) Limited	14	—	—
Golden Ocean Shipping Co Pte. Ltd.	79	80	—
NorAm Drilling AS	(13)	—	—
Flex LNG Management Ltd	—	3	—

* During the year ended December 31, 2021, a credit note of $0.3 million was received in relation to 2020 fees paid.

Related party loans – associated companies

As of December 31, 2023, the Company had one (2022: one) loan receivable outstanding with River Box for $45.0 million (2022: $45.0 million). The loan to River Box is a fixed interest rate loan and is repayable in full on November 16, 2033, or earlier if the company sells its assets.

Interest income received on the loans to associated companies is as follows:

	Year ended December 31,
(in millions of $)	2023	2022	2021
River Box	4.6	4.6	4.6
SFL Hercules	—	—	2.4

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

In the years ended December 31, 2023 and December 31, 2022, there were no vessels sold to related parties.

Other related party transactions

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

During the year ended December 31, 2022, the Company had a forward contract to repurchase 1.4 million shares of Frontline at a repurchase price of $16.7 million including accrued interest. The transaction was accounted for as a secured borrowing, with the shares transferred to 'Marketable securities pledged to creditors' and a liability recorded within debt. In September 2022, the Company settled the forward contract in full and recorded the sale of the 1.4 million shares and extinguishment of the corresponding debt of $15.6 million. A net gain of $4.6 million was recognized in the Statements of Operations in respect of the settlement during the year ended December 31, 2022. (See Note 11: Investments in Debt and Equity Securities).

Also during the year ended December 31, 2022, the Company redeemed the remaining balance of its investment in senior secured corporate bonds in NorAm Drilling at par value. The Company recorded no gain or loss on redemption of the bonds. The accumulated gain of $0.5 million previously recognized in other comprehensive income was recognized in the Consolidated Statements of Operations. (Refer to Note 11: Investments in Debt and Equity Securities).

As of December 31, 2023, the Company had investment in NorAm Drilling of 1.3 million shares with a fair value $5.1 million, trading on the Euronext Growth exchange in Oslo. (Refer to Note 11: Investments in Debt and Equity Securities).

Dividends and interest income received from shares held in and secured notes issued by related parties:

	Year ended December 31,
(in thousands of $)	2023	2022	2021
Dividends received
NorAm Drilling	1,246	128	—
Interest income received
NorAm Drilling	—	463	443

26.    FINANCIAL INSTRUMENTS

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates, exchange rates and commodity prices. The Company has a portfolio of swaps which swap floating rate interest to fixed rate, which fix the Norwegian kroner to U.S. dollar exchange rate applicable to the interest payable and principal repayment on the NOK bonds and which swap floating commodity prices to fixed prices. From a financial perspective these swaps hedge interest rate, exchange rate and fuel price exposure. As of December 31, 2023, the counterparties to such contracts are DNB Bank ASA, Nordea Bank Finland Plc., Skandinaviska Enskilda Banken AB (publ), Danske Bank A/S and Sumitomo Mitsui Banking Corporation. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered not to be substantial as the counterparties are all banks which have provided the Company with loans.

The following tables present the fair values of the Company's derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	2023	2022
Designated derivative instruments -short-term assets:
Interest rate swaps	4,333	1,229
Non-designated derivative instruments -short-term assets:
Interest rate swaps	284	707
Total derivative instruments -short-term assets	4,617	1,936
Designated derivative instruments -long-term assets:
Interest rate swaps	2,357	12,963
Non-designated derivative instruments -long-term assets:
Interest rate swaps	11,251	13,753
Total derivative instruments - long-term assets	13,608	26,716

(in thousands of $)	2023	2022
Designated derivative instruments -short-term liabilities:
Cross currency interest rate swaps	—	2,260
Cross currency swaps	11,845	14,601
Non-designated derivative instruments -short-term liabilities:
Cross currency swaps	85	—
Commodity swaps	436	—
Total derivative instruments - short-term liabilities	12,366	16,861
Designated derivative instruments -long-term liabilities:
Cross currency interest rate swaps	—	4,054
Cross currency swaps	8,965	10,233
Non-designated derivative instruments -long-term liabilities:
Cross currency swaps	—	70
Total derivative instruments - long-term liabilities	8,965	14,357

Interest rate risk management

The Company manages its debt portfolio with interest rate and currency swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. As of December 31, 2023, the Company and its consolidated subsidiaries had entered into interest rate and currency swap transactions, to achieve fixed interest rates.

Due to the discontinuance of LIBOR after June 30, 2023, and notwithstanding the automatic conversion mechanisms to alternative rates, the Company has entered into amendment agreements to existing swap agreements for the transition from LIBOR to SOFR. The Company elected to apply the optional expedient pursuant to ASC 848 for contracts which are designated as cash flow hedges within the scope of ASC 815. This meant that the Company was not required to de-designate hedging relationships as a result of changes to loan and swap agreements which related solely to the replacement of LIBOR as a benchmark rate to SOFR.

The summary below includes all interest rate swap transactions, involving the payment of fixed rates, in exchange for SOFR plus applicable credit adjustment spreads, most of which are hedges against specific loans. The fixed interest rate below includes the impact of credit adjustment spreads.

Notional Principal (in thousands of $)	Trade date	Maturity date	Fixed interest rate
$30,000 (remaining at $30,000)	May 2019	June 2024	1.9%	*
$48,332 (remaining at $48,332)	May 2019	March 2024	1.8%	*
$100,000 (remaining at $100,000)	August 2019	August 2029	1.2% - 1.3%
$67,500 (remaining at $67,500)	January 2020	October 2024	1.1%	*
$108,735 (reducing to $92,233)	April 2020	January 2025	0.2%

The summary below includes all currency swap transactions, involving the payment of SOFR plus a margin in U.S. dollars in exchange for NIBOR plus a margin in Norwegian kroner, most of which are hedges against specific loans.

Notional Principal (in thousands of $)	Trade date	Maturity date	Margin on SOFR leg (payable)	Margin on NIBOR leg (receivable)
NOK700 million	May 2019	June 2024	5.0% - 5.1%	4.6%	*
NOK600 million	January 2020	January 2025	4.8%	4.4%	*

*    These swaps relate to the NOK700 million and NOK600 million senior unsecured bonds due 2024 and 2025, whereby the overall position of entering into interest rate and currency swap transactions is that a fixed interest rate paid is exchanged for NIBOR plus the margin on the bond.

The total net notional principal amount subject to interest swap agreements as of December 31, 2023, was $0.4 billion (December 31, 2022: $0.6 billion).

Foreign currency risk management

The Company is party to currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner and the payment of Norwegian kroner in exchange for U.S. dollars, which are designated as hedges against the NOK700 million and NOK600 million senior unsecured bonds due 2024 and 2025 respectively.

Principal Receivable	Principal Payable	Trade date	Maturity date
NOK700 million	US$80.5 million	May 2019	June 2024
NOK600 million	US$67.5 million	January 2020	January 2025

Apart from the NOK700 million and NOK600 million senior unsecured bonds due 2024 and 2025, respectively, the majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company's cash flows, financial condition and results of operations.

Commodity price risk management

As of December 31, 2023, the Company had entered into two cash-settled commodity swap transactions, involving the payment of a fixed price per metric tonne of gas oil for a floating price. The contracts mature in March 2024 and September 2024.

Fair Values

The carrying value and estimated fair value of the Company's financial assets and liabilities as of December 31, 2023, and 2022, are as follows:

	2023	2023	2022	2022
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Equity Securities	5,104	5,104	7,283	7,283
NOK700 million senior unsecured floating rate bonds due 2023	—	—	71,243	71,421
NOK700 million senior unsecured floating rate bonds due 2024	68,426	68,919	70,734	70,734
NOK600 million senior unsecured floating rate bonds due 2025	58,089	59,181	60,048	60,348
4.875% senior unsecured convertible bonds due 2023	—	—	137,900	137,211
7.25% senior unsecured sustainability linked bonds due 2026	150,000	146,310	150,000	144,188
8.875% senior unsecured sustainability linked bonds due 2027	150,000	152,820	—	—
Derivatives:
Interest rate/ currency/ commodity swap contracts – short-term receivables	4,617	4,617	1,936	1,936
Interest rate/ currency/ commodity swap contracts – long-term receivables	13,608	13,608	26,716	26,716
Interest rate/ currency/ commodity swap contracts – short-term payables	12,366	12,366	16,861	16,861
Interest rate/ currency swap/ commodity contracts – long-term payables	8,965	8,965	14,357	14,357

The above short-term receivables relating to interest rate/ currency/ commodity swap contracts as of December 31, 2023, include $0.3 million which relates to non-designated swap contracts (December 31, 2022: $0.7 million), with the balance relating to designated hedges. The above long-term receivables relating to interest rate/ currency/ commodity swap contracts as of December 31, 2023, include $11.3 million which relates to non-designated swap contracts (December 31, 2022: $13.8 million), with the balance relating to designated hedges. The above short-term payables relating to interest rate/ currency/ commodity swap contracts as of December 31, 2023, include $0.5 million which relates to non-designated swap contracts (December 31, 2022: $0.0 million), with the balance relating to designated hedges. The above long-term payables relating to interest rate/ currency/ commodity swap contracts as of December 31, 2023, include $0.0 million which relates to non-designated swap contracts (December 31, 2022: $0.1 million), with the balance relating to designated hedges.

The above fair values of financial assets and liabilities as of December 31, 2023, are measured as follows:

		Fair value measurements using
	December 31, 2023	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)		(Level 1)	(Level 2)	(Level 3)
Assets:
Equity securities	5,104	5,104
Interest rate/ currency/ commodity swap contracts – short-term receivables	4,617		4,617
Interest rate/ currency/ commodity swap contracts - long-term receivables	13,608		13,608
Total assets	23,329	5,104	18,225	—
Liabilities:
NOK700 million senior unsecured floating rate bonds due 2024	68,919	68,919
NOK600 million senior unsecured floating rate bonds due 2025	59,181	59,181
7.25% senior unsecured sustainability linked bonds due 2026	146,310	146,310
8.875% senior unsecured sustainability linked bonds due 2027	152,820	152,820
Interest rate/ currency/ commodity swap contracts – short-term payables	12,366		12,366
Interest rate/ currency/ commodity swap contracts – long-term payables	8,965		8,965
Total liabilities	448,561	427,230	21,331	—

The above fair values of financial assets and liabilities as of December 31, 2022, were measured as follows:

		Fair value measurements using
	December 31, 2022	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)		(Level 1)	(Level 2)	(Level 3)
Assets:
Equity securities	7,283	7,283
Interest rate/ currency/ commodity swap contracts – short-term receivables	1,936		1,936
Interest rate/ currency/ commodity swap contracts – long-term receivables	26,716		26,716
Total assets	35,935	7,283	28,652	—
Liabilities:
NOK700 million senior unsecured floating rate bonds due 2023	71,421	71,421
NOK700 million senior unsecured floating rate bonds due 2024	70,734	70,734
NOK600 million senior unsecured floating rate bonds due 2025	60,348	60,348
4.875% senior unsecured convertible bonds due 2023	137,211	137,211
7.25% senior unsecured sustainability linked bonds due 2026	144,188	144,188
Interest rate/ currency/ commodity swap contracts – short-term payables	16,861		16,861
Interest rate/ currency/ commodity swap contracts – long-term payables	14,357		14,357
Total liabilities	515,120	483,902	31,218	—

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

As of December 31, 2023, investment in equity securities consist of NorAm Drilling shares trading on the Euronext Growth exchange in Oslo.

As of December 31, 2023, the estimated fair values for the senior unsecured floating rate NOK bonds due 2024 and 2025, the 7.25% senior unsecured sustainability linked bonds due 2026 and the 8.875% senior unsecured sustainability linked bonds due 2027 are based on the quoted market prices as of the balance sheet date.

As of December 31, 2023, the fair value of interest rate and currency swap contracts is calculated using established independent valuation techniques applied to contracted cash flows and SOFR/NIBOR interest rates as of the balance sheet date.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that amounts are carried with Skandinaviska Enskilda Banken, ABN AMRO, Nordea, Credit Agricole Corporate and Investment Bank, BNPP Bank, UBS Group AG (previously Credit Suisse) and DNB Bank. However, the Company believes this risk is remote, as these financial institutions are established and reputable establishments with no prior history of default. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk however certain of the Company’s counterparties require the Company to periodically post collateral when the fair value of the financial instruments exceeds or is below specified thresholds. As of December 31, 2023 and 2022, the Company posted cash collateral related to derivative instruments under its collateral security arrangements of $7.1 million and $8.8 million, respectively, which is recorded within Other long term assets in the consolidated balance sheets. (Refer to Note 16: Other Long Term Assets). The Company also sometimes enter into master netting and offset agreements with such counterparties. As of December 31, 2023, the Company has International Swaps and Derivatives Association (“ISDA”) agreements with its swap counterparties which contain netting provisions.

There is also a concentration of revenue risk with the below customers:

Charterer	Number of Vessels /rigs chartered as of December 31, 2023	% of consolidated operating revenues (Year ended December 31, 2023)	Number of Vessels /rigs chartered as of December 31, 2022	% of consolidated operating revenues (Year ended December 31, 2022)
Maersk A/S (“Maersk”)	16	28%	16	31%
Evergreen Marine Corporation (Taiwan) Ltd. and its affiliate Evergreen Marine (Singapore) Pte Ltd. (collectively “Evergreen”) ***	5	13%	6	15%
ConocoPhillips Skandinavia AS ("ConocoPhillips")**	1	10%	1	3%
Trafigura Maritime Logistics Pte Ltd (“Trafigura”)	7	8%	7	9%
Golden Ocean*	8	7%	8	8%
* Additionally see Note 25: Related Party Transactions.
** In September 2022, the drilling rig Linus was redelivered from Seadrill to the Company. Concurrently, the drilling contract of Linus with ConocoPhillips was assigned from Seadrill to the Company.
*** In September 2023, one of the vessels was redelivered from Evergreen to the Company and commenced the installation of efficiency upgrades. Following the installation of these upgrades, the vessel commenced a time charter contract with Hapag Lloyd for a duration of five years. The remaining five vessels are also expected to begin charters with Hapag Lloyd upon the completion of their current charters with Evergreen.

In addition, a portion of our net income is generated from our associated company, River Box. (See Note 18: Investment in Associated Companies). In the year ended December 31, 2023, income from River Box accounted for approximately 9% of our net income (year ended December 31, 2022: 4%).

As discussed in Note 25: Related Party Transactions, the Company, as of December 31, 2023, had one outstanding receivable loan balance granted by the Company to River Box totaling $45.0 million (December 31, 2022: $45.0 million). The loan granted by the Company is considered not impaired as of December 31, 2023 due to the fair value of the vessels owned by River Box exceeding the book values as of December 31, 2023.

27.    ALLOWANCE FOR EXPECTED CREDIT LOSSES

The Company records an allowance for expected credit losses based on an assessment of the impact of current and expected future conditions, inclusive of the Company's estimate of the potential impacts of the Russian-Ukrainian war, the developments in the Middle East and significant global inflationary pressures on credit losses. The effect of these are subject to significant judgment and may cause variability in the Company’s allowance for credit losses in future periods. Movements in the allowance for expected credit losses may result in gains as well as losses recorded in income as changes occur in the balances of our financial assets and the risk profiles of our counterparties.

The following table presents the impact of the allowance for expected credit losses on the Company's balance sheet line items for the year ended December 31, 2023.

(in thousands of $)	Trade receivables	Other receivables	Related Party receivables	Investment in sales-type, direct financing leases and leaseback assets	Other long-term assets	Total
Balance as of December 31, 2021	96	486	3,255	1,263	1,888	6,988
Derecognition of Seadrill credit loss balances	—	—	(3,200)	—	—	(3,200)
Change in allowance recorded in 'other financial items'	164	418	(25)	(1,071)	(8)	(522)
Balance as of December 31, 2022	260	904	30	192	1,880	3,266
Change in allowance recorded in 'other financial items'	(245)	(88)	(6)	(119)	—	(458)
Balance as of December 31, 2023	15	816	24	73	1,880	2,808

The impact of the allowance for expected credit losses on the associates is disclosed in Note 18: Investment in Associated Companies.

During the year ended December 31, 2022, credit loss balances of $3.2 million were derecognized as Seadrill emerged from Chapter 11 in February 2022. Also, during the year ended December 31, 2022, SFL determined that Seadrill is no longer a related party following the emergence from bankruptcy. (See also Note 25: Related Party Transactions).

28.    COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

(in millions of $)	2023	2022
Vessels, rigs and equipment, net	2,508	2,460
Investments in sales-type, direct financing leases and leaseback assets	56	119
Book value of consolidated assets pledged under ship mortgages	2,564	2,579

Assets with finance lease liabilities

(in millions of $)	2023	2022
Vessels under finance lease, net	573	615
Total book value	573	615

The Company has funded its acquisition of vessels, jack-up rig and ultra-deepwater drilling rig through a combination of equity, short-term debt and long-term debt. Providers of long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired. As of December 31, 2023, the Company had $2.2 billion (December 31, 2022: $2.2 billion) of outstanding principal indebtedness under various credit facilities and finance lease liabilities of $0.4 billion (December 31, 2022: $0.5 billion).

Other Contractual Commitments and Contingencies

The Company has arranged insurance for the legal liability risks for its shipping activities with Gard P.& I. (Bermuda) Ltd., Assuranceforeningen Skuld (Gjensidig), The Steamship Mutual Underwriting Association Limited, NorthStandard Limited (previously North of England P&I Association Limited and The Standard Club Europe Ltd), The United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited and The Britannia Steam Ship Insurance Association Europe, all of which are mutual protection and indemnity associations. The Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members. The Company also has similar partially mutual insurance arrangements for its rigs.

As of December 31, 2023, the Company has a signed drilling contract with Equinor Canada Ltd. (“Equinor”) for the harsh environment semi-submersible rig Hercules. The contract is for one well plus one optional well and has a duration of approximately 200 days including transit time to and from Canada. The rig is expected to start mobilizing towards Canada immediately after completing the Galp Energia contract in Namibia in the first half of 2024.

Capital commitments

As of December 31, 2023, the Company had no commitments towards the installation of BWTS on its vessels (December 31, 2022: $1.6 million on two vessels).

As of December 31, 2023, the Company had commitments under shipbuilding contracts to construct two newbuilding dual-fuel 7,000 CEU car carriers designed to use liquefied natural gas ("LNG"), totaling to $77.5 million. The Company had commitments in respect of four newbuilding car carriers as of December 31, 2022, two of which were delivered in the year ended December 31, 2023. Following an interim charter from Asia to Europe, for an Asia based operator, the two vessels commenced a 10-year period time charter with Volkswagen Group. The third vessel was delivered in January 2024 and commenced a 10-year period time charter with K Line, while the fourth vessel is expected to be delivered in 2024 and will also commence a 10-year period time charter with K Line. (Refer to Note 14: Capital Improvements, Newbuildings and Vessel Purchase Deposits and Note 30: Subsequent Events).

In addition, the drilling rig, Linus is due to undertake its second SPS, which is currently scheduled to take place during the second quarter of 2024, weather permitting. The Company expects the cost to be approximately $30.0 million in respect of the SPS and other upgrades.

There were no other material contractual commitments as of December 31, 2023.

Other contingencies

On March 5, 2023, SFL Hercules Ltd., a subsidiary of the Company, served Seadrill with a claim filed in the Oslo District Court in Norway, relating to the redelivery of the drilling rig, Hercules, in December 2022. The Company has made the claim because it believes that the rig was not redelivered in the condition required under the contract with Seadrill and the Company is therefore seeking damages. The court case is currently scheduled to commence in mid-August 2024.

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

29.    CONSOLIDATED VARIABLE INTEREST ENTITIES

As of December 31, 2023, the Company's consolidated financial statements included 34 variable interest entities, all of which had been determined that the Company is the primary beneficiary. These variable interest entities are all wholly-owned subsidiaries and own vessels with existing charters during which related and third parties have fixed price options or obligations to purchase the respective vessels, at dates varying from July 2024 to November 2028.

As of December 31, 2023, seven of the consolidated variable interest entities have vessels which are accounted for as investments in sales-type leases, direct financing leases and leaseback assets. As of December 31, 2023, the vessels had a carrying value of $43.0 million before credit loss provision, unearned lease income of $3.1 million and total option prices at the earliest exercise date of $31.2 million. The outstanding loan balances in these entities amounted to a total of $32.5 million, of which the short-term portion was $5.0 million as of December 31, 2023.

As of December 31, 2023, 24 fully consolidated variable interest entities each own vessels which are accounted for as operating lease assets. As of December 31, 2023 the vessels had a total net book value of $885.2 million. The outstanding loan balances in these entities amounted to a total of $572.1 million, of which the short-term portion was $66.4 million as of December 31, 2023.

The remaining three consolidated variable interest entities each own vessels which are accounted for as vessels under finance lease and had a total net book value of $229.1 million as of December 31, 2023. The outstanding total finance lease liabilities for these entities amounted to a total of $168.8 million, and is classified in short-term portion as of December 31, 2023.

30.    SUBSEQUENT EVENTS

In January 2024, the Company took delivery of the Odin Highway, the third of four newbuild 7,000 CEU dual-fuel car carriers. The vessel immediately commenced its new 10-year time charter to K Line.

In January 2024, the Company issued 43,708 new shares to an officer in settlement of options issued in 2019 pursuant to the Company’s incentive program. The weighted average exercise price of the options exercised was $6.62 per share and the total intrinsic value of the options exercised was $0.5 million.

In February 2024, SFL awarded 440,000 options to its employees, officers and directors pursuant to the Company’s incentive program. The options have a five-year term and a three-year vesting period and the first options will be exercisable from February 2025 onwards. The initial strike price was $12.02 per share.

On February 14, 2024, the Board of Directors declared a dividend of $0.26 per share which will be paid in cash on or around March 28, 2024 to shareholders of record as of March 15, 2024.

In March 2024, Maersk declared a further 12 months extension option each for the 8,700 TEU container vessel, San Felipe and 9,500 TEU container vessel, Maersk Skarstind.