Form 20-F
period 2024-12-31
SFL Corp Ltd.
filed 2025-03-17
CIK 1289877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ☐  ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[☒]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2024

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

145,708,524	Common Shares, $0.01 Par Value

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
▪the volatility of prevailing spot market charter rates, which effects the amount of profit sharing payment the Company receives under our charters;
▪the volatility of the price of the Company’s common shares;
▪changes in the Company’s dividend policy;
▪the future sale of the Company’s common shares;
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
▪impacts of supply chain disruptions and market volatility
▪the impact of the U.S. presidential and congressional election results affecting the economy, future government laws and regulations, trade policy matters, such as the imposition of tariffs, port fees and other import restrictions or the amendment, termination or any other material change to a relationship governed by a treaty;
▪potential requisition of the Company’s vessels or rigs by a government during a period of war or emergency; and
▪world events, political instability, international sanctions or international hostilities, including the war between Russia and Ukraine and possible cessation of such war in Ukraine, the conflict between Israel and Hamas and related conflicts in the Middle East, the Houthi attacks in the Red Sea and the Gulf of Aden, and potential physical disruption of shipping routes as a result thereof.

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

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.    KEY INFORMATION

Throughout this report, the "Company", "SFL ", "we", "us" and "our" all refer to SFL Corporation Ltd. and its subsidiaries. We use the term deadweight ton (“dwt”), in describing the size of the vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We use the term twenty-foot equivalent units (“TEU”), in describing container vessels to refer to the number of standard twenty-foot containers that the vessel can carry, and we use the term car equivalent units (“CEU”) , in describing car carriers to refer to the number of standard cars that the vessel can carry. Unless otherwise indicated, all references to "USD," "US$" and "$" in this report are to, and amounts are presented in, U.S. dollars.

A. [RESERVED]

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

Our assets are primarily engaged in transporting crude oil and oil products, dry bulk and containerized cargoes, freight of rolling cargo, and in offshore drilling and related activities. The risk factors summarized in the Cautionary Statement Regarding Forward Looking Statements and Summary of Risk Factors and detailed below, summarize certain risks that may materially affect our business, financial condition or results of operations. Unless otherwise indicated in this annual report on Form 20-F, all information concerning our business and our assets is as of March 17, 2025.

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

–Risk Relating to our Common Shares

Our common shares are subject to a significant number of external and internal risks. The market price of our common shares has historically been unpredictable and volatile. As a holding company, we depend on the ability of our subsidiaries to distribute funds to satisfy our financial and other obligations. As we are a foreign corporation, our shareholders may not have the same rights as a shareholder in a U.S. corporation may have. In addition, our shareholders may not be able to bring suit against us or enforce a judgement obtained in the U.S. against us since our offices and the majority of our assets are located outside of the U.S. Furthermore, sales of our common shares could cause the market price of our common shares to decline. Details of specific risks relating to our common shares are described below.

Some risks are static while other risks may change and will vary depending on global and corporate developments that may occur now or in the future. The risk factors below identify risks relating to our industry, Company and common shares. These risks may not cover all and future applicable risk factors applicable to us.

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

•global and regional economic and political conditions, developments in international trade, including the increased vessel attacks and piracy;
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
•international sanctions, embargoes, import and export restrictions, nationalizations, piracy, terrorist attacks and armed conflicts;
•changes in government subsidies of shipbuilding;
•construction or expansion of new or existing pipelines or railways; and
•currency exchange rates, most importantly versus the United States Dollar, or USD.

Demand for our vessels and charter hire rates are dependent upon, among other things, seasonal and regional changes in demand and changes to the capacity of the world fleet. There can be no assurance that global economic growth will be at a rate sufficient to utilize existing or new capacity. Continued adverse economic, political or social conditions or other developments including inflationary pressure and global conflicts, could further negatively impact charter hire rates, and therefore have a material adverse effect on our business, results of operations and ability to pay dividends.

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
•changes in environmental and other regulations that may limit the useful lives of vessels or require costly overhauls, including ballast water management, low sulfur fuel consumption regulations, and reductions in CO2 emissions;
•the number of vessels used as storage units;
•speed of vessel operation;
•port and/or canal congestion, and weather delays;
•business disruptions, including supply chain disruptions and congestion, due to natural and other disasters;
•sanctions (in particular sanctions on Russia, Iran, China and Venezuela, among other countries and individuals); and
▪technological advances in vessel design, capacity, propulsion technology and fuel consumption efficiency.

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

Our business is affected by macroeconomic conditions, including rising inflation, high interest rates, market volatility, economic uncertainty and supply chain constraints.

Various macroeconomic factors, including high inflation and interest rates, global supply chain constraints, and the effects of overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets, could adversely affect our business, results of operations, financial condition and ability to pay dividends. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all.

The world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia and between Israel and Hamas and related conflicts in the Middle East, the potential disruption of shipping routes including due to low water levels in the Panama Canal and ongoing attacks by Houthis on vessels in the Red Sea, current trade tension between the United States and China, political instability in the Middle East and the South China Sea region and other geographic countries and areas, tensions in and around the Red Sea or Russia and NATO tensions, China and Taiwan disputes, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and China, North Korea or Iran, and epidemics or pandemics, banking crises or failures, such as the recent notable regional bank failures in the United States, and real estate crises, such as the crisis in China.

In addition, the war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, the intensity and duration of the conflict between Israel and Hamas and the related Houthi rebel attacks on shipping in and around the Red Sea is difficult to predict and their impact on the world economy and our business is uncertain. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain.

An increase in trade protectionism, the unraveling of multilateral trade agreements and a decrease in the level of China’s export of goods and import of raw materials could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism may adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping.

The U.S. government has made statements and taken actions that may impact U.S. and international trade policies, including tariffs affecting certain Chinese industries. Additionally, the Trump administration has imposed, and may impose additional tariffs on imports from Canada, Mexico, China, the EU and other countries. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the ongoing U.S.-China trade tension, such changes could have an adverse material effect on our business, results of operations and financial condition.

Additionally, a U.S. trade war with China may escalate beyond tariffs with a proposal by the Trump administration to impose significant fees on any vessel entering a U.S. port where that vessel is owned by a Chinese shipping company or by a vessel operator whose fleet includes one or more Chinese-built vessels or that has newbuilding orders at a Chinese shipyard. The proposal of the U.S. trade representative (USTR), if adopted as proposed, would require Chinese shipping companies to pay up to $1.0 million per port call and those operating Chinese-built vessels to be charged up to $1.5 million per U.S. port call, depending on the percentage of vessels in their fleet built at Chinese shipyard or newbuilding orders with Chinese shipyards. It is unknown whether and to what extent these new port fees on Chinese shipping companies and vessels will be adopted, or the effect that they would have on us or our industry generally. We currently own and operate 34 Chinese-built vessels and have a further five vessels under construction at Chinese shipyards.

Furthermore, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition.

Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China. These developments would also have an adverse impact on our charterers’ business, operating results and financial condition which could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business.

Any of these developments could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows and ability to obtain financing or refinance our existing and future credit facilities on acceptable terms, which may negatively impact our business.

As of December 31, 2024, we had total outstanding indebtedness of $2.9 billion under our various credit facilities, lease debt financing and bond loans. In addition, we had a further $0.2 billion of finance lease obligations in our associated companies.

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

Beginning in February of 2022, the United States, the United Kingdom, and the European Union, among other countries, announced various economic sanctions against Russia in connection with the war in the Ukraine, which may adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. The war could result in the imposition of further economic sanctions or new categories of export restrictions against individuals or entities in or connected to Russia. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, operations results, and cash flows.

The United States has issued several Executive Orders that prohibit certain transactions related to Russia, including prohibitions on the importation of certain Russian energy products into the United States (including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal), and all new investments in Russia by U.S. persons, among other prohibitions and export controls, and has issued numerous determinations authorizing the imposition of sanctions on persons who operate or have operated in the energy, metals and mining, and marine sectors of the Russian Federation economy, among others. Increased restrictions on these sectors, or the expansion of sanctions to new sectors, may pose additional risks that could adversely affect our business and operations.

Furthermore, the United States, in conjunction with the G7, have implemented a Russian petroleum “price cap policy” which prohibits a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that requires each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Further, effective as of February 27, 2025, the United States has also prohibited the provision of petroleum services by U.S. persons to persons located in Russia. An exception exists for the provision of petroleum services in certain specified circumstances, including for the provision of services for products purchased at or below the aforementioned price caps. Violations of the petroleum services policy or price cap policy, or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false, may pose additional risks adversely affecting our business.

Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries with countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures, including as a result of ongoing tensions involving Russia, Iran, and China and the current conflicts in the Middle East.

Safety, environmental and other governmental and other requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse effect on our business and financial results.

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our tankers and other vessels operate, and the country or countries in which such vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast and bilge water management. These regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990 (“OPA”) requirements of the U.S. Coast Guard (the “USCG”), and the U.S. Environmental Protection Agency (“EPA”), the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002, and regulations of the International Maritime Organization (“IMO”), including the International Convention for the Safety of Life at Sea of 1974 (“SOLAS”), the International Convention for the Prevention of Pollution from Ships of 1973 (“MARPOL”), including the designation thereunder of Emission Control Areas (“ECAs”), the International Convention on Civil Liability for Oil Pollution Damage of 1969 (“CLC”), and the International Convention on Load Lines of 1966. Compliance with these regulations is costly and could have a material adverse effect on our business and financial results.

In addition, vessel classification societies and the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention (“ISM Code”), also impose significant safety and other requirements on our vessels. In complying with current and future environmental requirements, vessel owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures to keep our vessels in compliance, or even to recycle or sell certain vessels altogether.

Many of these requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages and third-party claims for personal injury or property damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our current or historic operations. A failure to comply with such environmental laws and regulations, or to obtain or maintain necessary environmental permits or approvals, or a non-compliant release of oil or other hazardous substances in connection with our drilling contracts could subject us to significant administrative and civil fines and penalties, and other civil or criminal sanctions, remediation costs for natural resource damages, third-party damages, material adverse publicity and, in certain instances, seizure or detention of our vessels.

Our operations are subject to all of the hazards and operating risks associated with drilling for and production of oil and natural gas, including natural disasters, the risk of fire, explosions, blowouts, surface cratering, uncontrollable flows of natural gas, oil and formation water, pipe or pipeline failures, abnormally pressured formations, casing collapses and environmental hazards such as oil spills, natural gas leaks, ruptures or discharges of toxic gases, all of which could cause substantial financial losses. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, and could harm our reputation with current or potential charterers of our vessels. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and available cash. Even if insurance is available and we have obtained the coverage, it may not be adequate to cover our liabilities, may not be available on satisfactory terms and/or subject to high premiums, or our insurance underwriters may be unable to pay compensation if a significant claim should occur. Any of these scenarios could have a material adverse effect on our business, operating results and financial condition.

For additional information on United States regulations, please see “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry – United States Regulations.”

Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the “Hong Kong Convention”), aims to ensure ships, being recycled at the end of their operational lives do not pose any unnecessary risks to the environment, human health and safety. In 2023, the Hong Kong Convention was ratified by the required number of countries and will enter into force in June 2025. Upon the Hong Kong Convention's entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled.

In 2013, the European Parliament and the Council of the EU adopted the EU Ship Recycling Regulation (“ESSR”), which, among other things, retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU member state may be recycled only in facilities included on the European list of permitted ship recycling facilities.

Any vessel, including ours, is required to establish and maintain an Inventory of Hazardous Materials from December 31, 2018 for EU flagged new ships and from December 31, 2020 for EU flagged existing ships and non-EU flagged ships calling at a port or anchorage of an EU member state. Such a system includes information on the hazardous materials with a quantity above the threshold values specified in the relevant EU Resolution and are identified in ship’s structure and equipment. This inventory should be properly maintained and updated, especially after repairs, conversions or unscheduled maintenance on board the ship.

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

In addition, from December 31, 2018, the European Waste Shipment Regulation (“EWSR”), requires that non-EU flagged ships departing from EU ports be recycled only in Organisation for Economic Cooperation and Development (“OECD”) member countries. In March 2018, the Rotterdam District Court ruled that the sale of four recyclable vessels by third-party Dutch ship owner Seatrade to cash buyers, who then reflagged and resold the vessels to non-OECD country recycling yards, were effectively indirect sales to non-OECD country yards, in violation of the EWSR. If European Union Member State courts widely adopt this analysis, it may negatively impact revenue from the residual values of our vessels and we may be subject to a heightened risk of non-compliance, due diligence obligations and costs in instances where we sell older ships to cash buyers.

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

Due to the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the IMO’s MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reduce greenhouse gas emissions and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions.

In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: (1) reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and (2) reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels.

The European Commission has added shipping to the Emission Trading Scheme (ETS) with a phase-in period. Shipowners need to purchase and surrender a number of emission allowances that represent their recorded carbon emission exposure for a specific reporting period. The person or organization responsible for the compliance with the EU Emissions Trading System (“EU ETS”) should be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and offshore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane. Compliance with the Maritime EU ETS could result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

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

On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference (“COP26”). The Glasgow Climate Pact calls for signatory states to voluntarily phase out fossil fuels subsidies. A shift away from these products could potentially affect the demand for our vessels and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 24 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses to “green” our vessels.

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

In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, the (“Paris Agreement”) (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change may affect the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels, operating and maintaining our existing vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum number of viable organisms allowed to be discharged from a vessel's ballast water. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. The standards have been in force since 2019, and for most ships, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms, which may incur substantial costs. Since September 8, 2024, all ships have been required to meet the D-2 standard.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”) which was signed into law on December 4, 2018, requires that the, U.S. Environmental Protection Agency (“EPA”) develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. and requires the United States Coast Guard (“USCG”) to develop implementation, compliance and enforcement regulations within two years of EPA’s promulgation of standards. On September 24, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the USCG must now develop corresponding regulations regarding ballast water within two years of that date. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

In 2024 we had eight vessels on fixed price management agreements with Golden Ocean Group Management (Bermuda) Ltd (“Golden Ocean Management”), which include the cost of complying with regulations. We have an additional seven vessels employed under bareboat charters where the cost of fitting ballast water treatment systems would lie with the charterer, if such vessel is still employed under the relevant bareboat charter at the time the regulations become applicable. Our 54 vessels employed in the spot market or under time charter agreements either have already been fitted with ballast water treatment systems or will have them fitted within the required deadlines. The costs of compliance may be substantial and could adversely affect our profitability.

A shift in consumer demand from oil towards other energy sources or changes to trade patterns for crude oil or refined oil products may have a material adverse effect on our business.

A significant portion of our earnings are related to the oil industry. A shift in or disruption of the consumer demand from oil towards other energy resources such as electricity, natural gas, liquefied natural gas, renewable energy, ammonia or hydrogen will potentially affect the demand for certain of our vessels and rigs. A shift from the use of internal combustion engine vehicles to electric vehicles may also reduce the demand for oil. These factors could have a material adverse effect on our future performance, results of operation, cash flows and financial position.

“Peak oil” is the year when the maximum rate of extraction of oil is reached. While the International Energy Agency (“IEA”) recently announced a forecast of “peak oil” during the late 2020s, OPEC maintains that “peak oil” will not be reached until at least 2045, despite transition toward other energy sources. Irrespective of “peak oil”, the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy, nuclear energy or renewable energy, which appears to be accelerating as a result of shifts in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

The IEA noted in its Global Electric Vehicles (“EV”) Outlook 2024 that a total of 18% of all cars sold globally were electric in 2023, up from around 14% in 2022 and 9% in 2021. The sales of electric cars grew by approximately 25% in the first quarter of 2024, as compared with the first quarter of 2023. The IEA’s Global EV Outlook in 2024 estimated electric car sales for 2024 to reach approximately 17 million. As reflected in the IEA Stated Policies Scenario (STEPS), every other car sold globally in 2035 is set to be electric based on today’s energy, climate and industrial policy settings. The IEA has also stated that, the rapid uptake of EVs of all types avoids six million barrels per day (mb/d) of oil demand in the Stated Policies Scenario in 2030, and over 10 mb/d in 2035. A growth in EVs or a slowdown in imports or exports of crude oil products worldwide may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

If our vessels call at ports located in or our rigs operate in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Kingdom, the United Nations or other governmental authorities, or engage in other transactions or dealings that would be violative of applicable sanctions laws, it could lead to monetary fines or penalties and adversely affect our reputation and the market for our common shares and its trading price.

Although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may call on ports located in sanctioned countries or territories, or engage in other such transactions or dealings that would be violative of applicable sanctions, on charterers’ instructions and/or without our consent. Our contracts with our charterers may prohibit them from causing our vessels to call on ports located in sanctioned countries or territories or carrying cargo for entities that are the subject of sanctions. Although our charterers may, in certain cases, control the operation of our vessels, we have monitoring processes in place reasonably designed to ensure our compliance with applicable economic sanctions and embargo laws. Nevertheless it remains possible that our charterers may cause our vessels to trade in violation of sanctions provisions without our consent. If such activities result in a violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

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

The applicable sanctions and embargo laws and regulations vary in their application, and by jurisdiction, and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, most sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The U.S., U.K. and EU have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions or embargoes imposed by the United States, United Kingdom, and the European Union and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, or we may suffer reputational harm. We may also experience damage to our reputation if the vessels we have sold are being used in sanctioned activity in violation of the contract of sale, either by the buyer or by a third party.

As a result of the war in Ukraine and the conflict between Israel and Hamas, the U.S., EU and United Kingdom, together with numerous other countries, have imposed significant economic sanctions which may adversely affect our ability to operate in these regions and also restrict parties whose cargo we carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil, the importation of certain Russian energy products and other goods, and new investments in the Russian Federation. These sanctions further limit the scope of permissible operations including the maintenance of our vessels and the services provided to our vessels and crew while operating in these regions, and cargo we may carry. We may also encounter potential contractual disputes with charterers and insurers due to the various sanctions targeting Russian interests and Russian cargo.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations in 2024, and intend to maintain such compliance, there can be no assurance that we or our charterers will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in our reputation and the markets for our securities to be adversely affected and/or in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our shares may adversely affect the price at which our shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.

For more information, please see the risk factor “An increase in trade protectionism, the unraveling of multilateral trade agreements and a decrease in the level of China’s export of goods and import of raw materials could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.”

In the highly competitive international seaborne transportation industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result we may be unable to employ our vessels profitably.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented, and competition arises primarily from other vessel owners. Competition for seaborne transportation of goods and products is intense and depends on charter rates and the price, location, size, age, condition and acceptability of the vessel and its operators to charterers. Due in part to the highly fragmented market, competitors with greater resources could operate larger fleets than we may operate and thus be able to offer lower charter rates and higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, financial condition and results of operations. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to certain activities than we can, resulting in a significant competitive threat to us. We cannot give assurances that we will continue to compete successfully with our competitors or that these factors will not erode our competitive position in the future.

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
•marine risks such as capsizing, collisions and hurricanes;
•difficulty identifying and retaining qualified personnel;
•other adverse weather conditions;
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
•accidents, severe weather, natural disasters and other similar incidents relating to the oil and gas industry; and
•the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities, insurrection, civil unrest, or other crises in the Middle East, eastern Europe or other geographic areas, or acts of terrorism around the world.

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

The supply of rigs in the market has, as a result of longer periods of significant fluctuations in oil and gas prices, continued to outweigh the demand. This trend may continue and therefore may cause a reduction in day rates across all segments in 2025.

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

Demand for offshore contract drilling services is highly cyclical, which is primarily driven by the demand for drilling rigs and the available supply of drilling rigs. Demand for drilling rigs is driven by the levels of offshore exploration and development conducted by oil and natural gas companies, which is beyond our control and may fluctuate substantially from year-to-year and from region-to-region. Prolonged periods of reduced demand or excess rig supply have required us, and may in the future require us, to idle, sell or scrap rigs and enter into low day rate contracts or contracts with unfavorable terms. There can be no assurance that the demand for drilling rigs will increase in the future. Any decline in demand for drilling rigs or oversupply of drilling rigs could materially adversely affect our financial position, operating results or cash flows.

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

Any of these factors could reduce demand for our rigs and other offshore assets and adversely affect our business and results of operations.

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

Furthermore, cybersecurity continues to be a key priority for regulators around the world, and some jurisdictions have enacted laws requiring companies to notify individuals or the general investing public of data security breaches involving certain types of personal data, including the United States. If we fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage.

For more information on our cybersecurity risk management and strategy, please see “Item 16K. Cybersecurity.”

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage, costs related to litigation, and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

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

Additionally, certain investors and lenders may exclude fossil fuel-related companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors. These limitations in both the debt and equity capital markets may affect our ability to finance our plans for growth. If those capital markets are unavailable to us, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

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

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. More technologically advanced vessels have been built since the owned or leased vessels in our fleet, which have an average age of approximately 11 years as of December 31, 2024, were constructed and vessels with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers. We face competition from companies with more modern vessels having more fuel efficient designs than our vessels, or eco vessels, and if new vessels are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because the oil majors and other top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Similarly, technologically advanced vessels are needed to comply with environmental laws, the investment, in which along with the foregoing, could have a material adverse effect on our results of operations, charter hire payments, resale value of vessels, cash flows, financial condition and ability to pay dividends.

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

Technological developments which affect global trade flows and supply chains may affect the demand for our vessels.

By reducing the cost of labor through automation and digitization and empowering consumers to demand goods whenever and wherever they choose, technology is changing the business models and production of goods in many industries. Consequently, supply chains are being pulled closer to the end-customer and are required to be more responsive to changing demand patterns. As a result, fewer intermediate and raw inputs are traded, which could lead to a decrease in shipping activity. If automation and digitization become more commercially viable and/or production becomes more regional or local, total containerized trade volumes would decrease, which would adversely affect demand for our services. Supply chain disruptions caused by geopolitical events, rising tariff barriers and environmental concerns may also accelerate these trends.

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

The tanker market has historically been volatile. Crude oil prices fell from an average of $81 per barrel in 2024 to approximately $69 per barrel in March 2025, as the demand for oil slowed. In previous years, the tanker market was relatively strong due to demand growth, tight supply and ongoing trade inefficiencies caused by geopolitical and climate related events. However, with continued uncertainty, including U.S. sanctions targeting Russian oil, there can be no assurance that the tanker market will sustain its recent rally.

During 2024, the global dry bulk fleet has grown by 3.0%, and as of January 2025, newbuilding orders had been placed for an aggregate of about 10.6% of the existing global dry bulk fleet, with the orderbook for Panamax vessels accounting for 13.9% of the existing fleet, according to industry sources. The Baltic Dry Index, an index published by The Baltic Exchange of shipping rates for key dry bulk routes reflected significant volatility in 2024 as levels ranged from approximately 990 points to 2,370 points due to geopolitical tensions and readjustments of sea transport routes in the Red Sea as well as uncertainty in the broader economic sentiment. However, with continued uncertainty, there can be no assurance that the dry bulk charter market will realize recovery.

The containership charter market experienced significant volatility in 2024, with disruption in global trade and supply chains. Due to escalated conflict in the Red Sea, approximately 90% of container vessels changed course in the first week of January 2024. As a result, global container capacity depletion could possibly increase by 20-25%. Despite the Red Sea conflict, the containership market experienced consistent demand and record-high rates in 2024. With the ongoing conflict in the Red Sea and expected port congesting, container spot rates have risen rapidly and may go up even further. The containership charter market for 2025 will be impacted by the reopening of the Suez Canal and the persistence of the Red Sea conflict.

The offshore drilling charter market is correlated to the oil price (Brent crude spot) which has experienced significant volatility during the last decade. In April 2020 the oil price fell below $20 per barrel following fears that oil storage in the U.S. was running tight. As a consequence of these reductions in oil prices, oil and gas companies significantly reduced their exploration and development activities, resulting in many drilling companies laying up rigs and experiencing financial difficulties. Although the disruptions to shipping in the Red Sea continued through 2024, oil exporters were able to find alternative routes, and supplies were mostly unaffected. The outcome of new U.S. sanctions on Russia’s and Iran’s energy sector is uncertain but has the potential to create supply disruptions and raise concerns.

Additionally, the offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and, accordingly, the charterers of our drilling rigs are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. Current U.S. President Trump signed an executive order in January 2025 focused on increasing domestic energy production, indicating it will be the policy of the United States to encourage energy exploration and production. It is unknown whether and to what extent other new laws or regulations will be adopted by the second Trump administration, or the effect that any such actions would have on us or our industry. The charterers of our drilling rigs may be required to make significant capital expenditures to comply with governmental laws and regulations. It is also possible that these laws and regulations may in the future add significantly to the charterers of our drilling rigs’ operating costs or significantly limit drilling activity. In certain jurisdictions, there are or may be imposed restrictions or limitations on the operation of foreign flag vessels and rigs, and these restrictions may prevent us or our charterers from operating our assets as intended. We cannot guarantee that we or our charterers will be able to accommodate such restrictions or limitations, nor that we or our charterers can relocate the assets to other jurisdictions where such restrictions or limitations do not apply.

Currently, we own two drilling rigs, the 2014-built jack-up rig Linus and 2008-built semi-submersible drilling rig Hercules. In September 2022, Linus was redelivered from Seadrill Ltd. (“Seadrill”) to us. Concurrently, the drilling contract of Linus with ConocoPhillips was assigned from Seadrill to us and we started earning drilling contract revenue directly from ConocoPhillips. Linus is under a long-term contract with ConocoPhillips in Norway until May 2029. The rig Hercules completed its drilling contract in Canada with Equinor Canada Ltd (“Equinor”) in the fourth quarter of 2024. After completion, Hercules was mobilized to Norway and is currently pending new drilling contracts. While we have been able to charter our jack-up rig and semi-submersible drilling rig, we may not be able to recharter them in the future.

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

We are exposed to fluctuating demand and supply for maritime transportation services, as well as volatile prices of commodities (such as iron ore, coal, grain, soybeans and aggregates) and consumer and industrial products.

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

Our vessels and their cargoes are at risk of being damaged or lost due to events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy, political circumstances and hostilities in foreign countries, labor strikes and boycotts, and governmental expropriation of our vessels. We may not be able to cover any of these events with insurance adequately which may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters. There is a material risk of increased premiums or loss of coverage as a result of current geopolitical conflict such as between Russia and Ukraine.

In the event of a vessel casualty or other catastrophic event, we will rely on the marine insurance policies to pay the insured value of the vessel or the damages incurred. Through the agreements with our vessel managers, we procure insurance for most of the vessels in our fleet employed under time and voyage charters against those risks that we believe the shipping industry commonly insures against. These include marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks and crew insurances, and war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1.0 billion per vessel per occurrence, except for certain excluded areas at high risk including Russia, Ukraine and Belarus.

There is no assurance that we will be adequately insured against all risks. Our vessel managers may not be able to obtain adequate insurance coverage at reasonable rates for our vessels in the future. For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. Additionally, our insurers may refuse to pay particular claims. For example, the circumstances of a spill, including non-compliance with environmental laws, could result in denial of coverage, protracted litigation, and delayed or diminished insurance recoveries or settlements. Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition. Under the terms of our bareboat charters, the charterer is responsible for procuring all insurances for the vessel.

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

Acts of piracy and other attacks have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea, the Arabian Sea, the Red Sea, the Gulf of Aden off the coast of Somalia, Sulu Sea, Celebes Sea, the Malacca and Singaporean Straits, the Indian Ocean, and, in particular, the Gulf of Guinea region off the coast of Nigeria, which has experienced a continuous high number of piracy incidents in recent years. We consider potential acts of piracy to be a material risk to the international shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions. Uninsured loss resulting from such actions could have a material adverse effect on our results of operations, financial condition and ability to pay dividends. Crew costs could also increase in such circumstances.

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

A government of a vessel’s registry could requisition for title or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Such government could also requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Even if we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of the payment would be uncertain. Lost revenue resulting from government requisition of our vessels could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

The aging of our fleet may result in increased operating costs or loss of hire in the future, which could adversely affect our earnings.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2024, the average age of our fleet, owned or leased by us, was approximately 11 years. As our fleet ages, we will incur increased costs. Due to improvements in engine technology, as well as accumulated damage and wear, older vessels are typically less fuel-efficient and more costly to maintain newer vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental safety, environmental regulations or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels to comply with safety or environmental laws or regulations. These laws or regulations may also restrict the type of activities in which our vessels may engage or prohibit operation in certain geographic regions. We cannot predict what alterations or modifications our vessels may be required to undergo as a result of requirements that may be promulgated in the future, or that as our vessels age market conditions will require expenditures to enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could increase our costs and have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.

There are risks associated with the purchase and operation of second-hand vessels.

Our current business strategy includes growth through the acquisition of both newbuildings and second-hand vessels. While we rigorously inspect previously owned or secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. A secondhand vessel may also have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs. These repairs may require us to put a vessel into drydock, which would reduce our fleet utilization and increase our operating costs. If a defect or problem is not detected, it may result in accidents or other incidents for which we may become liable to third parties. The market prices of secondhand vessels also tend to fluctuate with changes in charter rates and the cost of new build vessels, and if we sell the vessels, the sales prices may not equal and could be less than their carrying values at that time. Therefore, costs associated with secondhand vessels can negatively affect our operating results.

Delays in the delivery of any newbuilding or secondhand vessels could harm our operating results.

Delays in the delivery of any new-building or second-hand vessels, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated revenues. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of revenues under any charters we arrange for such vessels. The delivery of newbuilding vessels could be delayed, other than at our request, because of, among other things, work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities, health pandemics or political or economic disturbances in the countries where the vessels are being built; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we have arranged any charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessel.

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

We depend on our charterers, including companies which are related to us, for our operating cash flows and for our ability to pay dividends to our shareholders and repay our outstanding borrowings.

During 2024, we had eight dry bulk carriers chartered to Golden Ocean Trading Limited (“the Golden Ocean Charterer”), a subsidiary of Golden Ocean. Hemen, our largest shareholder, was also the largest shareholder of Golden Ocean until March 12, 2025. The eight Capesize dry bulk carriers are employed under time charters to the Golden Ocean Charterer, whereby we received 33% profit share above the base charter rates, were calculated on a quarterly basis. These charter contracts provided for base charter hire and additional profit-sharing payments when the Golden Ocean Charterer's earnings from deploying our vessels exceeded certain levels. In January 2025, Golden Ocean exercised its purchase options for the eight Capesize vessels, which are expected to be delivered to Golden Ocean during the third quarter of 2025. We cannot assure you that we will receive any profit-sharing payments for any periods in the future, which may have an adverse effect on our results and financial condition and our ability to pay dividends in the future. For more information on our relationship with Golden Ocean, please see “Item 7. Major Shareholders and Related Party Transactions” and “Note 25. Related Party Transactions”.

In addition, we own fully or partially 11 container vessels on long-term bareboat charters to MSC Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. (“MSC”) and 16 container vessels on long-term time charters to Maersk A/S (“Maersk”), and multiple other assets chartered to a number of counterparties. Our other vessels that have charters attached to them are chartered to other customers under short-, medium- or long-term time and bareboat charters.

The charter hire payments that we receive from our customers constitute substantially all of our operating cash flows.

The amount of fuel saving payment we receive under certain charters, if any, depends on prevailing fuel costs, which are volatile.

We installed scrubbers on seven of the containerships on charter to Maersk in return for receiving a share of the fuel savings expected to be achieved by the charterer, Maersk. Thus, as part of the charter agreements, we receive a share of the fuel savings, dependent on the price difference between IMO compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers. Additionally, we earn scrubber related fuel savings revenue in connection with a 4,900 CEU car carrier, Arabian Sea, on time charter with EUKOR Car Carriers Inc. (“Eukor”) which includes a similar share of the fuel savings in the charter agreement. For the year ended December 31, 2024, we recorded $10.3 million from fuel saving arrangements due to the installation of scrubbers, relating to the seven container vessels on charter to Maersk and one scrubber-fitted car carrier on charter to Eukor.

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

We are generally prohibited from selling our vessels or drilling rigs during periods which they are subject to charters without the charterer's consent, and we may therefore be unable to take advantage of increases in vessel or drilling rig values during such times. Conversely, if the charterers were to default under the charters due to adverse market conditions, causing a termination of the charters, it is likely that the charter-free market value of our vessels and drilling rigs would also be depressed. The charter-free market values of our vessels and drilling rigs have experienced high volatility in recent years.

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

Furthermore, if vessel and drilling rig values fall significantly, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results and condition. In 2024, we recorded no impairment charge, however, in 2023, we recorded an impairment loss of $7.4 million as a result of the sale and delivery of two chemical tankers, SFL Weser and SFL Elbe.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of the acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial position.

Volatility in the international shipping and offshore markets may cause our counterparties to fail to meet their obligations which could cause us to suffer losses and adversely affect our business.

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

C.K. Limited is the trustee of two trusts (the “Trusts”) that indirectly hold all of the common shares of Hemen, our largest shareholder. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the 25,728,687 of our common shares, representing 17.7% of our outstanding shares that are owned by Hemen. Mr. Fredriksen established the Trusts for the benefit of his immediate family. Beneficiaries of the Trusts, which may include Ms. Fredriksen, do not have any absolute entitlement to the Trust assets and thus disclaim beneficial ownership of all of our common shares owned by Hemen. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust and has no economic interest in such common shares. He disclaims any control over and all beneficial ownership of such common shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts. Please see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.”

For so long as Hemen beneficially owns a significant percentage of our outstanding common shares, it is able to exercise significant influence over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our articles of incorporation or bye-laws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common shares. Hemen may not necessarily act in accordance with the best interests of other shareholders. The interests of Hemen may not coincide with the interests of other holders of our common shares. To the extent that conflicts of interests may arise, Hemen may vote in a manner adverse to us or to you or to other holders of our securities.

Hemen is also a principal shareholder of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries (the “Hemen Related Companies”). In addition, certain directors, including Mr. Cordia, Mr. O'Shaughnessy, Mr. Hjertaker, Mr. Homan-Russell and Ms. Kathrine Fredriksen, also serve on the boards of one or more of the Hemen Related Companies, including but not limited to Frontline plc (formerly Frontline Ltd.) (NYSE: FRO) (“Frontline”), Golden Ocean Group Limited (NYSE: GOGL) (“Golden Ocean”), Archer Limited (OSE: ARCHER), Avance Gas Holding Ltd (OSE: AGAS) (“Avance Gas”) and NorAm Drilling Company AS (“NorAm Drilling”). There may be real or apparent conflicts of interest with respect to matters affecting Hemen and other Hemen Related Companies whose interests in some circumstances may be adverse to our interests.

To the extent that we do business with or compete with other Hemen Related Companies for business opportunities, prospects or financial resources, or participate in ventures in which other Hemen Related Companies may participate, these directors and officers may face actual or apparent conflicts of interest in connection with decisions that could have different implications for us. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, newbuilding acquisitions, inter-company agreements, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us or result in agreements that are less favorable to us than terms that would be obtained in arm's-length negotiations with unrelated third-parties.

Hemen and its associated companies' business activities may conflict with our business activities and the agreements between us and affiliates of Hemen may be less favorable to us than agreements that we could obtain from unaffiliated third parties.

While Frontline, whose major shareholder is Hemen, and Golden Ocean, whose major shareholder was Hemen until March 12, 2025, have agreed for Key Chartering Corporation (“Key Chartering”), Golden Ocean Group Management and the Golden Ocean Charterer, respectively, to use their commercial best efforts to employ our vessels on market terms and not to give preferential treatment in the marketing of any other vessels owned or managed by Frontline and Golden Ocean or its other affiliates, it is possible that conflicts of interests in this regard will adversely affect us.

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

A foreign corporation will be treated as a "passive foreign investment company" ("PFIC") for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income". For purposes of these tests, "passive income" includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties, which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income", but income from bareboat charters does constitute "passive income".

United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Under these rules, if our income from our time charters is considered to be passive rental income, rather than income from the performance of services, we will be considered to be a PFIC. We believe that it is more likely than not that our income from time charters will not be treated as passive rental income for purposes of determining whether we are a PFIC. Correspondingly, we believe that the assets that we own and operate in connection with the production of such income do not constitute passive assets for purposes of determining whether we are a PFIC. This position is principally based upon the positions that (1) our time charter income will constitute services income, rather than rental income, and (2) Golden Ocean Management, which provide services to certain of our time chartered vessels, will be respected as separate entities from the Golden Ocean Charterer, with which they were affiliated in 2024. Based on our current and anticipated chartering activities, we do not believe that we will be treated as a PFIC for the current or future taxable years, although no assurance can be given in this regard.

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

We believe that we and each of our subsidiaries qualified for this statutory tax exemption for our taxable year ending on December 31, 2024 and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for future taxable years and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if certain non-qualified shareholders with a 5% or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. It is possible that we could be subject to this rule for our taxable year ending on or after December 31, 2024. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.

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

In addition to the eight vessels that we had on charter to Golden Ocean Charterer in 2024 until Golden Ocean exercised its purchase options on such vessels, we also have 22 container vessels, seven Suezmax tankers, nine product tankers, one chemical tanker and seven car carriers employed on time charters and seven dry bulk carriers trading in the spot or short-term time charter market. One chemical tanker is also trading in a pool alongside similar third party owned vessels. The agreements for the technical and operational management of these vessels are not fixed price agreements, and we cannot assure you that any further vessels which we may acquire in the future will be operated under fixed price management agreements. We also own two drilling rigs, the 2014-built jack-up rig Linus and 2008-built semi-submersible drilling rig Hercules. In September 2022, Linus was redelivered from Seadrill to us. Concurrently, the drilling contract of Linus with ConocoPhillips was assigned from Seadrill to us and we started earning drilling contract revenue directly from ConocoPhillips. Linus is under a long-term contract with ConocoPhillips in Norway until May 2029. The rig Hercules completed its drilling contract in Canada with Equinor in the fourth quarter of 2024. After completion, Hercules was mobilized to Norway and is currently pending new drilling contracts. Therefore, to the extent that we acquire additional vessels, our cash flow could be more volatile in the future and we could be exposed to increases in our vessel and rig operating expenses, each of which could materially and adversely affect our results of operations and business.

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

As certain of our current financing agreements have, and our future financing arrangements may have, floating interest rates, typically based on the Secured Overnight Financing Rate (“SOFR”), movements in interest rates could negatively affect our financial performance. In order to manage our exposure to interest rate fluctuations under SOFR or any other variable interest rate, we have and may from time-to-time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Volatility in applicable interest rates among our financing agreements presents a number of risks to our business, including potential increased borrowing costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.

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

As of December 31, 2024, we and our consolidated subsidiaries had approximately $1.6 billion in floating rate debt outstanding under our credit facilities. Although we use interest rate and cross currency swaps to manage our interest rate exposure and have interest rate adjustment clauses in some of our chartering agreements, we are exposed to fluctuations in interest rates. For a portion of our floating rate debt, if interest rates rise, interest payments on our floating rate debt that we have not swapped into effectively fixed rates would increase.

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

As of December 31, 2024, we and our consolidated subsidiaries have entered into interest rate and cross currency swaps which fix the interest on approximately $0.5 billion of our outstanding indebtedness.

An increase in interest rates could cause us to incur additional costs associated with our debt service, which may materially and adversely affect our results of operations. Our maximum exposure to interest rate fluctuations on our outstanding debt as of December 31, 2024 was approximately $1.0 billion, including our equity-accounted subsidiaries. A one percentage change in interest rates would, based on our estimates, increase or decrease interest rate exposure by approximately $10.2 million per year as of December 31, 2024. The figure does not take into account that certain of our charter contracts include interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest paid on a deemed outstanding debt related to the assets on charter. As of December 31, 2024, $0.1 billion was subject to such interest adjustment clauses, including our equity-accounted subsidiaries. None of this was subject to interest rate swaps and the balance of $0.1 billion remained on a floating rate basis. Our net exposure to floating rate debt is therefore $0.9 billion.

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

As of December 31, 2024, we held approximately $63.6 million (U.S. dollar equivalent) in senior unsecured bonds denominated in Norwegian kroner (“NOK”). Additionally we have swap arrangements directly related to these bonds with notional principal amounts of approximately $69.4 million. Although the effect on profitability is managed through the use of currency swaps, liquidity may be affected during the period of the swap contracts arising from the requirement to pay collateral if the NOK currency rates move adversely compared to the United States dollar. This could have a material adverse effect on our liquidity, depending on the magnitude of the currency fluctuation.

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

We have significant indebtedness outstanding under our US$ senior unsecured sustainability-linked bonds and our NOK senior unsecured bonds. We have also entered into loan facilities that we have used to refinance existing indebtedness and to acquire additional vessels. We may need to refinance some or all of our indebtedness on maturity of our bonds or loan facilities and to acquire additional vessels in the future. We cannot assure you that we will be able to do so on terms acceptable to us or at all. If we cannot refinance our indebtedness, we will have to dedicate some or all of our cash flows, and we may be required to sell some of our assets, to pay the principal and interest on our indebtedness. In such a case, we may not be able to pay dividends to our shareholders and may not be able to grow our fleet as planned. We may also incur additional debt in the future.

Our loan facilities and the indentures for our bonds subject us to limitations on our business and future financing activities, including:
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

Due to these restrictions, we may need approval from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we cannot guarantee that we will be able to obtain approval when needed. This may prevent us from taking actions that are in our best interests.

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

For a description of our current legal proceedings, please see “Item 8.A. - Legal Proceedings”.

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

The market price of our common shares has been volatile. For the year ended December 31, 2024, the closing market price of our common shares ranged from a high of $14.43 on May 21, 2024, to a low of $9.72 on December 19, 2024. The market price of our common shares may continue to fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, changes in key management personnel, any reductions in the payment of our dividends or changes in our dividend policy, mergers and strategic alliances in the shipping and offshore industries, market conditions in the shipping and offshore industries, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, perceived or actual inability by our chartering counterparts to fully perform under the charter parties, including the charterers of our drilling rigs and third party announcements concerning us or our competitors and the general state of the securities market. The shipping and offshore industries have been highly unpredictable and volatile. The market for common shares in these industries may be equally volatile. The market volatility in equities remains high. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price, also when adjusted for any dividends. Additionally, to the extent that the price of our common shares declines, our ability to raise funds through the issuance of equity, or otherwise using our common shares as consideration, will be reduced.

Worldwide inflationary pressures could negatively impact our results of operations and cash flows.

It has been recently observed that worldwide economies have experienced inflationary pressures, with price increases seen across many sectors globally. For example, the U.S. consumer price index, an inflation gauge that measures costs across dozens of items, rose 2.9% in 2024 compared to the prior year, driven in large part by rising shelter costs. It remains to be seen whether inflationary pressures will continue, and to what degree, as central banks begin to respond to price increases. In the event that inflation becomes a significant factor in the global economy generally and in the shipping industry more specifically, inflationary pressures would result in increased operating, voyage and administrative costs. Furthermore, the effects of inflation on the supply and demand of the products we transport could alter demand for our services. Interventions in the economy by central banks in response to inflationary pressures may slow down economic activity, including by altering consumer purchasing habits and reducing demand for the commodities and products we carry, and cause a reduction in trade. As a result, the volumes of goods we deliver and/or charter rates for our vessels may be affected. Any of these factors could have an adverse effect on our business, financial condition, cash flows and operating results.

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

We are a Bermuda exempted company. Our Memorandum of Association and Bye-Laws and the Bermuda Companies Act 1981, as amended, govern our affairs. Investors may have more difficulty in protecting their interests and enforcing judgments in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law a director generally owes a fiduciary duty only to us and not to our shareholders. Our shareholders may not have a direct course of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit under Bermuda law. Further, our Bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission except for an act or omission constituting fraud, dishonesty or illegality.

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable NYSE requirements, which may result in less protection than is accorded to investors under rules applicable to U.S. domestic issuers.

As a foreign private issuer, in reliance on NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, we are permitted to follow certain Bermuda home corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers. We follow certain Bermuda home country corporate governance practices rather than the requirements of the NYSE. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors in U.S. domestic issuers. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NYSE, please see "Item 16G. Corporate Governance" or visit the corporate governance section of our website at www.sflcorp.com. The information on our website is not incorporated by reference into this annual report.

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

ITEM 4.    INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

We are SFL Corporation Ltd. a Bermuda-based company incorporated in Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and also involved in the charter, purchase and sale of assets. Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500. Our website can be found at https://www.sflcorp.com. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s internet site is www.sec.gov. None of the information contained on these websites is incorporated into or forms a part of this annual report.

We operate through subsidiaries and branches located in Bermuda, Canada, Cyprus, Liberia, Namibia, Norway, Singapore, the United Kingdom and the Marshall Islands.

We are an international ship owning and chartering company with a large and diverse asset base across the maritime, shipping and offshore asset classes and business sectors. As of December 31, 2024, our assets consist of 18 tankers, 15 dry bulk carriers, 29 container vessels, two drilling rigs and seven car carriers, as well as five dual-fuel 16,800 TEU container vessels under construction, expected to be delivered in 2028. We also partly own four leased-in container vessels in our associated companies.

Our primary objective is to continue to grow our business through accretive acquisitions across a diverse range of marine and offshore asset classes. In doing so, our strategy is to generate stable and increasing cash flows by chartering our assets primarily under medium to long-term bareboat or time charters.

History of the Company

We were formed in 2003 as a wholly-owned subsidiary of Frontline, a major operator of large crude oil tankers. In 2004, Frontline distributed 25% of our common shares to its ordinary shareholders in a partial spin off, and our common shares commenced trading on the New York Stock Exchange, (“NYSE”), under the ticker symbol "SFL" on June 14, 2004. Frontline subsequently made six further dividends of our shares to its shareholders, and its ownership in our Company is now less than one percent. Our assets at the time consisted of a fleet of Suezmax tankers, very large crude carriers (“VLCCs”), and oil/bulk/ore carriers.

Since 2004, we have diversified our asset base and now have eight asset types, which comprise crude oil tankers, oil product tankers, chemical tankers, container vessels, car carriers, dry bulk carriers, a jack-up drilling rig and an ultra-deepwater drilling rig. In addition, we have certain financial investments.

Acquisitions, Deliveries, Capital Investments and Disposals

We entered into the following acquisitions, deliveries, capital investments and disposals in 2022, 2023, 2024 and until March 17, 2025:

Acquisitions, Deliveries and Capital Investments

In January 2022, we acquired and took delivery of two LR2 product tankers SFL Lion and SFL Panther, built in 2014 and 2015 respectively. Upon delivery, the vessels commenced five-year charters to Trafigura Maritime Logistics Pte Ltd (“Trafigura”).

In January 2022 and February 2022, we acquired and took delivery of two 2019-built Suezmax tankers, Marlin Sicily and Marlin Shikoku, respectively. Upon delivery, the vessels commenced five-year charters to Trafigura.

Between September 2022 and November 2022, we acquired and took delivery of four 2015 and 2020 built modern eco-design Suezmax tankers, in combination with six-year charters to a subsidiary of Koch Industries.

Also, between September 2022 and November 2022, we acquired and took delivery of two newbuild eco-design feeder container vessels, Maersk Phuket and Maersk Pelepas. Upon delivery, the vessels commenced seven-year charters to Maersk.

In November 2022, we took delivery of a 4,900 car equivalent unit (“CEU”) car carrier, Arabian Sea, in combination with a six-year charter to Eukor.

During the year ended December 31, 2023, we invested $117.8 million for a Special Periodic Survey (“SPS”), Ballast Water Treatment System (“BWTS”) and other capital upgrades performed on the harsh environment semi-submersible drilling rig Hercules.

As of November 2023, we had paid total installments and related costs of $158.4 million in relation to two dual-fuel 7,000 CEU newbuilding car carriers designed to use LNG under construction. The vessels, Emden and Wolfsburg, were delivered in September and November 2023, respectively. On delivery, the vessels performed a voyage charter for an Asia based operator from Asia to Europe, and thereafter, the vessels started a 10-year time charter to Volkswagen Group.

As of March 2024, we had paid total installments and related costs of $170.2 million in relation to two dual-fuel 7,000 CEU newbuilding car carriers under construction. The vessels, Odin Highway and Thor Highway, were delivered between January and March 2024, respectively, and commenced a 10-year time charter to K Line.

Between June 2024 and October 2024, we acquired and took delivery of three newbuild LR2 product tankers, SFL Tucana, SFL Taurus and SFL Tigris from entities related to our largest shareholder, Hemen, for a total cost of $234.9 million. Upon delivery, the vessels immediately commenced long term charters to a third party.

In July 2024, we entered into agreements to build five LNG dual-fuel 16,800 TEU container vessels at an aggregate construction cost of approximately $962.5 million. The vessels are expected to be delivered in 2028 and are scheduled to commence a minimum 10-year time charter to a leading liner company. In December 2024, we paid yard installments of approximately $48 million relating to the newbuild container vessels under construction.

In August 2024, we took delivery of two LNG dual-fuel 33,000 dwt chemical tankers, SFL Bonaire and SFL Aruba, from an unrelated third party for a total purchase price of $113.6 million. Upon delivery, one of the vessels commenced trading in a pool with Stolt Tankers for a period of eight years and the second vessel commenced an eight-year time charter with Stolt Tankers.

Between September and November 2024, we exercised the purchase options and took redelivery of four 15,400 TEU and three 10,600 TEU container vessels. The vessels were previously under the financing structure of a Japanese operating lease with call option and accounted for as 'vessels under finance lease'.

During the year ended December 31, 2024, we recorded $49.4 million for a SPS and capital upgrades performed on the drilling rigs, Linus and Hercules.

Disposals

In April 2022, we delivered the 2004-built VLCCs, Front Energy and Front Force, which were previously accounted for as direct financing leases, to an unrelated third party for total sale proceeds of $65.4 million. A net gain of $1.5 million was recorded on the disposal of the vessels. Furthermore, we agreed with Frontline Shipping to terminate the long-term charters for the vessels upon their sale and delivery and received $4.5 million in compensation from Frontline Shipping, for early termination of the charters.

Also in April 2022, we sold the 1,700 TEU container vessel, MSC Alice, which was accounted for as a “sales-type lease” to MSC following execution of the applicable purchase obligation in the charter contract. Sales proceeds totaling $13.5 million were received from MSC in connection with the transaction and recognized a net gain of $11.7 million on the disposal.

In March 2023 and April 2023, we delivered the two Suezmax tankers, Glorycrown and Everbright, which were trading in the spot market, to an unrelated third party. Net sale proceeds of $84.9 million were received in connection with the transaction and recorded a gain of $16.4 million on the disposal.

In April 2023 and June 2023, we sold and delivered the two chemical tankers, SFL Weser and SFL Elbe, which were also trading in the spot market, to an unrelated third party for net sale proceeds of $19.4 million. We recorded a gain of $30.0 thousand on the disposal and recorded an impairment loss of $7.4 million prior to the disposal.

In August 2023, we sold and delivered the VLCC, Landbridge Wisdom, which was previously accounted for as an investment in ‘leaseback asset’, to Landbridge Universal Limited (“Landbridge”) following exercise of the applicable purchase option in the charter contract. Net sales proceeds totaling $52.0 million were received from Landbridge and we recorded a gain of $2.2 million in connection with the transaction.

In March 2024, we sold and delivered the two container vessels, MSC Margarita and MSC Vidhi, which were accounted for as 'sales-type leases', to MSC following execution of the applicable purchase obligation in the charter contracts. Net sales proceeds totaling $12.0 million were received from MSC and we recorded a minor loss in connection with the transaction.

In December 2024, we sold and delivered the 1,700 TEU container vessel, Green Ace, to an unrelated third party for net sale proceeds of $10.8 million. We recorded a gain of $5.4 million on the disposal.

In January 2025, we agreed to sell the 1,700 TEU container vessel, Asian Ace, to an unrelated third party at a selling price of approximately $9.5 million. The vessel is expected to be delivered to its new owners during the second quarter of 2025.

In February 2025, we agreed to sell eight Capesize dry bulk carriers to Golden Ocean, following exercise of the applicable purchase options in the charter contracts. Sales proceeds totaling $112 million are expected to be received from Golden Ocean in connection with the transaction. The vessels are expected to be delivered to their new owners during the third quarter of 2025.

B. BUSINESS OVERVIEW

Our Business Strategies

Our primary objectives are to profitably grow our business and increase long-term distributable cash flow per share by pursuing the following strategies:

(1)Expand our asset base. We have increased, and intend to further increase, the size of our asset base through timely and selective acquisitions of additional assets and businesses that we believe will be accretive to long-term distributable cash flow per share. We will seek to expand our asset base through various transactions including, placing newbuilding orders, acquiring second-hand vessels and entering into short, medium or long-term charter arrangements. We also make financial investments or provide loans secured by vessels, rigs and or other assets in the wider maritime industry. From time to time we may also acquire vessels with no or limited initial charter coverage. We believe that by entering into newbuilding contracts or acquiring second-hand vessels or rigs we can provide for long-term growth of our assets. We may also seek new investment opportunities, including technologies and assets with a positive impact on the environment with an overall aim of reducing our carbon footprint in line with the UN sustainable development goals and other environmental regulations.

(2)Diversify our asset base. Since 2004, we have diversified our asset base and now have the following asset types, which comprise crude oil tankers, oil product tankers, chemical tankers, container vessels, car carriers, dry bulk carriers, a jack-up drilling rig and an ultra-deepwater drilling rig. We believe that there are other attractive markets that could provide us with the opportunity to further diversify our asset base. These markets include vessels and other assets that are of long-term strategic importance to certain operators in the shipping maritime and offshore industries. We believe that the expertise and relationships of our management, together with our relationship with the group of companies related to Seatankers Management Norway AS and Seatankers Management Co. Ltd. (collectively “Seatankers”), could provide us with incremental opportunities to expand our asset base.

(3)Expand and diversify our customer relationships. Since 2004, we have increased our customer base from one customer to over 10 customers, with Golden Ocean, until March 12, 2025, being the last related party remaining in our list of long-term customers. We intend to continue to expand our relationships with our existing customers and also to add new customers, as the companies servicing the international shipping, maritime and offshore oil exploration and production markets continue to expand their use of leased-in assets to add capacity.

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

Our Environmental, Social and Governance Efforts

We are primarily engaged in the ownership, operation and chartering of vessels and off-shore related assets on medium- and long-term charters. Our goal is to maintain a portfolio of high-quality assets and long-term charters with strong counterparts. The key to achieving this goal is to constantly improve our fleet’s emissions and fuel efficiency in cooperations with our partners and counterparts. We strive to incorporate the UN Global Compact Principles into our SASB framework in connection with the structuring and reporting of our ESG efforts in our operations and ESG management system.

We have carried out a materiality analysis in order to aid us in prioritizing our sustainability efforts. Our review of potentially material topics followed the GRI 3 Materiality Standard, considering the severity and likelihood of the impacts of our operations. Our ESG priorities also take into consideration those which are financially material, and we are guided by the SASB Marine Transportation Standard (2018) in this regard.

The Board is ultimately responsible for our ESG and oversees our strategy, including our decarbonization strategy, and ensures that appropriate and effective ESG-related risk management and internal control systems are in place. For example, the Board has considered and approved our GHG accounting and emission targets, alongside decisions regarding divestment and investment in assets with varying emission profiles.

The Board has deemed the following topics to be material to our ESG efforts:
•direct GHG emissions;
•low carbon energy sources;
•climate-related risks;
•marine casualties involving crew;
•corruption risk;
•ship recycling;
•spills and releases; and
•compliance training and training on board our vessels.

We have established specific targets to address the material areas pinpointed in the assessment described above. In particular, we will continue to develop our strategy to address direct emissions and associated climate-related risks.

Our Corporate Code of Business Ethics and Conduct is established by the Board. The Board works to ensure that we have sufficient internal control and risk management systems in place, which encompass our corporate values and ethical guidelines, including the guidelines for corporate social responsibility. The Board routinely considers critical ESG issues, and in line with our Code of Conduct, any significant incidents are reported directly to the Board. The Board also reviews our annual ESG report, which sets forth our ESG strategy and goals, and report on our ESG performance across all our business operations. All of our ESG Reports may be found on our website at https://www.sflcorp.com/esg/. The information on our website is not incorporated by reference into this annual report.

Together with other Hemen Related Companies, such as Frontline and FLEX LNG Ltd., we have an ESG forum, the goal of which is to design industry leading approaches to ESG risk management and reporting parameters.

We also directly or indirectly support the following initiatives: The Neptune Declaration on Seafarer Wellbeing and Crew Change, the Maritime Anti-Corruption Network (“MACN”), the Clean Shipping Alliance, and the International Association of Independent Tanker Owners (“Intertanko”). We also comply with the requirements of Oil Companies International Marine Forum (“OCIMF”).

Environmental Priorities

Management
We are examining ways to manage our environmental impact in order to better protect the environment, the sector, our customers and our own business. Our Environmental Policy describes our commitment to environmental due diligence and how spills and operational emissions of sulfur oxides, nitrogen oxides, waste and other discharges are to be managed.

Monitoring and Fleet Digitalization
Our digital monitoring platform, Veracity, enables live tracking of each vessel’s emissions and energy consumption, allowing us to closely monitor, manage and report on ESG-related key performance indicators and assess our performance against regulations and our own targets. We are continuously investing in new technologies to increase our ability to identify future hazards and maintain our position as a premium operator.

We established a digital platform to track vessel fuel efficiency in 2021 and we continue to track our vessels’ fuel efficiency. We believe live tracking our vessels’ emissions and energy consumption is an important tool to monitor energy efficiency and emissions in accordance with regulations and our own targets.

Decarbonization
We see decarbonization as a strategic priority going forward, as this strategy ensure that we maintain momentum and allocate the correct resources to our environmental performance. The decarbonization addresses our direct emissions, climate-related risks, evolving expectations from our customers, as well as access to cost efficient capital.

Social Priorities

We believe that providing safe and healthy labor conditions, a supportive environment and opportunities for employees to develop within the Company are key to the well-being of our staff and fundamental to our long-term success.

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

Diversity
Our policies prohibit discrimination against any employee or any other person on the basis of sex, race, color, age, religion, sexual preference, marital status, national origin, disability, ancestry, political opinion, or any other basis. We are an international company with shipboard employees from across the world. While our rig and shipboard employees are predominantly male, women make up approximately 38% of our onshore employees.

Human Rights
We are committed to respecting and protecting internationally recognized human rights as laid out in the UN Guiding Principles on Business and Human Rights (“UNGP”). We are an international company with suppliers from all over the world. We strive to have and update the necessary policies, due diligence processes and access to remedy in line with the UNGP.

Governance Priorities

We are committed to conducting business honestly and ethically, as outlined in our Corporate Code of Business Ethics and Conduct and Financial Crime Policy.

Compliance
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

Customers

As of March 17, 2025, our customers includes, among others, Golden Ocean Group Limited (“Golden Ocean”), Maersk A/S (“Maersk”), Maersk Sealand Pte Ltd (“Maersk Sealand”), MSC Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. (“MSC”), ConocoPhillips Skandinavia AS (“ConocoPhillips”), Phillips 66 Company (“Phillips 66”), Volkswagen Konzernlogistik Gmbh Co. OHG (“Volkswagen”), Kawasaki Kisen Kaisha Ltd. (“K Line”), Trafigura Maritime Logistics Pte Ltd (“Trafigura”), Hapag-Lloyd AG (“Hapag-Lloyd”), Koch Shipping Pte Ltd (“Koch”), EUKOR Car Carriers Inc. (“Eukor”), Vitol International Shipping Pte. Ltd (“Vitol”) and Stolt Tankers Chartering B.V (“Stolt-Nielsen”).

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

Seasonality

A large part of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Our dry bulk carriers on charter to the Golden Ocean Charterer in 2024 were subject to profit sharing agreements and, to the extent that seasonal factors affect the profits of the charterers of these vessels, we may also be affected. One chemical tanker is also trading in a pool alongside similar third party owned vessels. We also have seven dry bulk carriers trading in the spot or short-term time charter market, and the effects of seasonality may affect the earnings of these vessels.

Following scrubber installations on seven container vessels on charter to Maersk and one car carrier on charter to Eukor, the agreements were amended to include sharing of fuel cost savings with these charterers. The fuel savings will depend on the price difference between IMO compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers.

Inflation

Some of our time chartered vessels are subject to operating and management agreements that have the charges for these services fixed for the term of the charter. However, the majority are not fixed, and in light of the current and foreseeable economic environment, significant global inflationary pressures could increase our operating, voyage, general and administrative and financing costs. Although we attempt to manage the effects of inflation by reviewing our suppliers regularly, there are no assurances that the effects of inflation will not have a material adverse impact on our business, financial condition, results of operation and cash flows.

Russian-Ukrainian War and Red Sea Disruption

The war between Russia and Ukraine has disrupted supply chains and caused instability in the global economy, and the United States, the United Kingdom, and the European Union, among other countries, announced sanctions against the Russian government and its supporters. OFAC administers and enforces multiple authorities under which sanctions have been imposed on Russia, including: the Russian Harmful Foreign Activities sanctions program, established by the Russia-related national emergency declared in Executive Order (E.O.) 14024 and subsequently expanded and addressed through certain additional authorities, and the Ukraine-/Russia-related sanctions program, established with the Ukraine-related national emergency declared in E.O. 13660 and subsequently expanded and addressed through certain additional authorities. The United States has also issued several Executive Orders that prohibit certain transactions related to Russia, including the importation of certain energy products of Russian Federation origin, investments in the Russian energy sector by U.S. persons, among other prohibitions and export controls, and has issued numerous determinations authorizing the imposition of sanctions on persons who operate or have operated in the energy, metals and mining, and marine sectors of the Russian Federation economy, among others. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against persons in or connected to Russia. As of March 17, 2025, our charter contracts have not been materially affected by the events in Russia and Ukraine. However, it is possible that in the future third parties, with whom we have or will have charter contracts, may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows.

The impact of the conflict in Israel and Gaza on us is difficult to predict and its impact on the world economy is uncertain. The conflict in the Gaza strip has increased the political risk for shipping significantly due to the proximity to the largest oil exporting region in the world. The costs of vessel security measures have been affected by the conflicts in the Middle East and related maritime incidents in and around the Red Sea, including off the coast of Yemen in the Gulf of Aden where vessels have faced an increased number of armed attacks targeting US-linked ships and Marshall Islands’ flagged vessels. Substantial loss of revenue and other costs may be incurred as a result of attacks on and detention of vessels and additional security measures. These costs and the risk of uninsured losses could have a material adverse effect on our business, liquidity and operating results. The Red Sea shipping crisis has disrupted supply chains which is compounded by the ongoing shipping disruptions caused by blockages in the Panama Canal, which is experiencing one of the region’s worst droughts. Given the risk of attack in the Red Sea, many ships are now, opting for routes around the Cape of Good Hope thereby increasing ship transit times and costs. As of March 17, 2025, our vessels and contracts have not been materially affected by the events in the Middle East and the Red Sea.

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

Flag State

The flag state, as defined by the United Nations Convention on the Law of the Sea, is responsible for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as ratification, implementation and enforcement of principal international maritime treaties, supervision of surveys, compliance with International Labour Organization reporting, and participation at IMO meetings. Our vessels and rigs are flagged in Liberia, the Marshall Islands, Cyprus, Hong Kong or Norway.

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

In 2012, IMO's Marine Environmental Protection Committee (“MEPC”) adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk (“IBC Code”). The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014 and took effect on January 1, 2021, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.

In 2013, the MEPC adopted a resolution amending MARPOL Annex I Condition Assessment Scheme (“CAS”). These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers (“ESP Code”), which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, the MEPC 70 agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emission controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated five ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea Area, North Sea area, North American area and United States Caribbean area. The Mediterranean Sea became an ECA on May 1, 2024, and compliance obligations will begin May 1, 2025. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean, which were adopted in draft amendments to Annex IV that will enter into force in March 2026. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

The amended Annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Tier III Nitrogen Oxide (“NOx”) standards were designed for the control of NOx produced by vessels and apply to ships that operate in the North American and U.S. Caribbean Sea ECAs with marine diesel engines installed and constructed on or after January 1, 2016. Tier III requirements could apply to additional areas designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

At MEPC 70, Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as part of its initial roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMP”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, all new ships built now must be 30% more energy efficient than those built in 2014. MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, in 2022, MEPC amended Annex VI to impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships above 400 gross tonnage must also have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content. That same year, MEPC amended MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. In 2021, MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. These amendments entered into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. This review commenced at MEPC 82 in Fall 2024, and there will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

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

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) marking, packing and classification requirements for dangerous goods, and (3) mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) provisions regarding IMO type 9 tank, (2) abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions. The newest edition of the IMDG Code took effect on January 1, 2024, although the changes are largely incremental.

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

The MEPC maintains guidelines for approval of ballast water management systems (G8). At MEPC 72, amendments were adopted to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. The standards have been in force since 2019, and for most ships, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Since September 8, 2024, all ships must meet the D-2 standard. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort.

In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which are expected to enter into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted. In March 2024, MEPC 81 adopted amendments to the BWM Convention concerning the use of Ballast Water Record Books in electronic form, which are expected to enter into force in October 2025. Pursuant to the ongoing review, in Fall 2024, MEPC 82 approved the 2024 Guidance on ballast water record keeping and reporting and the 2024 Guidance for Administrations on the type approval process for ballast water management systems to support harmonized evaluation by Administrations.

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

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships (the “Anti‑fouling Convention”). The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate (the “IAFS Certificate”) is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tonnage engaged in international voyages will have to carry a Declaration on Anti-fouling Systems signed by the owner or authorized agent.

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

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities prohibit vessels not in compliance with the ISM Code by applicable deadlines from trading in U.S. and European Union ports, respectively. As of the date of this report, March 17, 2025, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. On December 23, 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective March 23, 2023, the new adjusted limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,300 (previous limit was $2,300 per gross ton or $19,943,400). Effective March 23, 2023, the new adjusted limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,300 per gross ton or $1,076,000 (previous limit was $1,200 per gross ton or $997,100). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

In 2010, the Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised as a result of political changes. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, in August 2023, the BSEE released a final the Well Control Rule, which strengthens testing and performance requirements, and may affect offshore drilling operations.

In January 2021, the Biden administration signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters, but ultimately, the order was rendered ineffective by a permanent injunction issued by a Louisiana federal court. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. On January 6, 2025, the Biden administration announced a ban on new offshore oil and gas drilling in more than 625 million acres of U.S. waters on the Atlantic and Pacific coasts and in Alaska, but Louisiana-led states and fossil fuel groups are challenging the ban. On January 20, 2025, President Trump issued an executive order revoking this ban, but will also likely face legal challenge over this revocation. The Trump administration has also proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for oil spills, and many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. These laws may be more stringent than U.S. federal law. We intend to comply with all applicable state regulations in the ports where our vessels call.

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

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans (“SIPS”), designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021 a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule with the pre-2015 definition. In January 2023, the revised WOTUS rule was codified in place of the vacated NWPR. On May 25, 2023, the United States Supreme Court ruled in the case Sackett v. EPA that only wetlands and permanent bodies of water with a "continuous surface connection" to "traditional interstate navigable waters" are covered by the CWA, further narrowing the application of the WOTUS rule. In August 2023, the EPA and the Department of the Army issued the final WOTUS rule that largely reinstated the pre-2015 definition and applied the Sackett ruling.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. waters.

The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. On September 24, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the USCG must now develop corresponding regulations regarding ballast water within two years of that date. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union's carbon market, Emissions Trading System (“EU ETS”) as part of its “Fit-for-55” legislation to reduce net greenhouse gas emissions by at least 55% by 2030. This will require shipowners to buy permits to cover these emissions. On December 18, 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane.

From January 1, 2025, EU adopted the FuelEU Maritime regulation, a proposal included in the "Fit-for-55" legislation. FuelEU Maritime sets requirements on the annual average GHG intensity of energy used by ships trading within the EU or European Economic Area (EEA). This intensity is measured as GHG emissions per energy unit (gCO2e/MJ) and, in turn, GHG emissions are calculated in a well-to-wake perspective. The calculation takes into account emissions related to the extraction, cultivation, production and transportation of fuel, in addition to emissions from energy used on board the ship. The baseline for the calculation is the average well-to-wake GHG intensity of the fleet in 2020: 91.16 gCO2e/MJ. This will start at a 2% reduction in 2025, increasing to 6% in 2030, and accelerating from 2035 to reach an 80% reduction by 2050.

Compliance with the EU ETS and FuelEU Maritime regulation will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s "Fit-for-55," could also affect our financial position in terms of compliance and administration costs when they take effect.

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

Greenhouse Gas Regulations

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the Trump administration announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021, the Biden administration issued an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021. In January 2025, President Trump signed an executive order to begin the withdrawal of the United States from the Paris Agreement.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas (“GHG”) emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce GHG emissions from ships. The initial strategy identifies “levels of ambition” to reduce greenhouse gas emissions and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the “levels of ambition.” In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: i). reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and ii). reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. In March 2024, MEPC 81 further developed the goal-based marine fuel standard regulating the phased reduction of marine fuel’s GHG intensity as part of its mid-term measures. In Fall 2024, MEPC 82 made further progress on the development of these mid-term measures, and the Committee is expected to approve amendments at MEPC 83 (Spring 2025) for adoption in October 2025.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package. As part of this initiative, the European Union's carbon market (“EU ETS”), has been extended to cover CO2 emissions from all large ships entering EU ports starting January 2024.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the Trump administration issued an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. In early 2021, the Biden administration directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The resulting final rule was issued in December 2023. Such rules may be subject to revision or revocation following the change in federal administration beginning in 2025. The EPA or individual states could enact these or other environmental regulations that could affect our operations.

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

In 2016, the government of Canada banned new drilling in Canadian Arctic waters and in August 2019, issued an order prohibiting oil and gas activities under existing leases in the Canadian Arctic offshore. The Canadian government imposed a five-year moratorium on its 2016 ban of new Canadian Arctic drilling and decided to revisit the ban every 5 years based on research and findings. Following the reports of the five-year review, the Canadian government decided to maintain the indefinite moratorium and to support a subsequent review to inform future decisions with regard to the moratorium. The 2019 order will also remain in effect for the duration of the moratorium. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings. Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling rigs may subject us to increased costs or limit the operational capabilities of our drilling rigs and could materially and adversely affect our operations and financial condition.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules ("the Rules"), which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).

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

The managed vessels, depending on the flag administration requirements, are inspected during the stipulated periodicities. These inspections are arranged on a timely basis and the findings (if any) are addressed for corrective actions, close-out and acceptance purposes. The findings are also finally reviewed by the relevant flag administration, in order to record the actions taken by us and close-out the findings on their systems.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations (“P&I Associations”). and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations ( “clubs”).

Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident, except for certain excluded High Risk Areas. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of $10.0 million up to, currently, approximately $8.9 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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

D. PROPERTY, PLANTS AND EQUIPMENT

We own a substantially modern fleet of vessels and rigs. The following table sets forth the fleet that we own or charter-in including those in our associated companies as of March 17, 2025.

	Approximate			Lease	Charter Termination
Vessel	Built	Capacity	Flag	Classification *	Date*
Tankers
Marlin Santorini	2019	150,000 Dwt	MI	Operating	2026	(9)
Marlin Sicily	2019	150,000 Dwt	MI	Operating	2027	(9)
Marlin Shikoku	2019	150,000 Dwt	MI	Operating	2027	(9)
SFL Albany	2020	160,000 Dwt	MI	Operating	2028	(9)
SFL Fraser	2020	160,000 Dwt	MI	Operating	2028	(9)
SFL Ottawa	2015	160,000 Dwt	MI	Operating	2028	(9)
SFL Thelon	2015	160,000 Dwt	MI	Operating	2028	(9)
SFL Tigris	2024	115,000 Dwt	MI	Operating	2029	(1)
SFL Taurus	2024	115,000 Dwt	MI	Operating	2029	(1)
SFL Tucana	2024	115,000 Dwt	MI	Operating	2029	(1)
SFL Trinity	2017	114,000 Dwt	MI	Operating	2025
SFL Sabine	2017	114,000 Dwt	MI	Operating	2025
SFL Lion	2014	115,000 Dwt	MI	Operating	2027	(9)
SFL Tiger	2015	115,000 Dwt	MI	Operating	2026	(9)
SFL Panther	2015	115,000 Dwt	MI	Operating	2027	(9)
SFL Puma	2015	115,000 Dwt	MI	Operating	2026	(9)
SFL Aruba	2022	33.000 Dwt	MI	n/a	n/a	(12)
SFL Bonaire	2023	33.000 Dwt	MI	Operating	2032	(1)

Dry Bulk Carriers
Belgravia	2009	170,000 Dwt	MI	Operating	2025	(1) (10)
Battersea	2009	170,000 Dwt	MI	Operating	2025	(1) (10)
Golden Magnum	2009	180,000 Dwt	HK	Operating	2025	(1) (10)
Golden Beijing	2010	176,000 Dwt	HK	Operating	2025	(1) (10)
Golden Future	2010	176,000 Dwt	HK	Operating	2025	(1) (10)
Golden Zhejiang	2010	176,000 Dwt	HK	Operating	2025	(1) (10)
Golden Zhoushan	2011	176,000 Dwt	HK	Operating	2025	(1) (10)
KSL China	2013	180,000 Dwt	MI	Operating	2025	(1) (10)
SFL Yangtze	2012	82,000 Dwt	HK	n/a	n/a	(2)
SFL Pearl	2012	82,000 Dwt	HK	n/a	n/a	(2)
SFL Hudson	2009	57,000 Dwt	MI	n/a	n/a	(2)
SFL Yukon	2010	57,000 Dwt	HK	n/a	n/a	(2)
SFL Sara	2011	57,000 Dwt	HK	n/a	n/a	(2)
SFL Kate	2011	57,000 Dwt	HK	n/a	n/a	(2)
SFL Humber	2012	57,000 Dwt	HK	n/a	n/a	(2)

Container vessels
MSC Vaishnavi R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)

MSC Julia R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Arushi R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Katya R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Anisha R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Vidisha R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
MSC Zlata R.	2002	4,100 TEU	LIB	Sales Type	2025	(1) (7)
Asian Ace	2005	1,700 TEU	LIB	Operating	2025	(11)
San Felipe	2014	8,700 TEU	MI	Operating	2030	(5)
San Felix	2014	8,700 TEU	MI	Operating	2030	(5)
San Fernando	2015	8,700 TEU	MI	Operating	2025	(6)
San Francisca	2015	8,700 TEU	MI	Operating	2025	(6)
Maersk Sarat	2015	9,500 TEU	LIB	Operating	2026
Maersk Skarstind	2016	9,500 TEU	LIB	Operating	2025
Maersk Shivling	2016	9,300 TEU	LIB	Operating	2026
Maersk Zambezi	2020	5,300 TEU	MI	Operating	2028	(1)
Maersk Phuket	2022	2,500 TEU	LIB	Operating	2029	(1) (4)
Maersk Pelepas	2022	2,500 TEU	LIB	Operating	2029	(1) (4)
SFL Maui	2013	6,800 TEU	LIB	Operating	2027	(1) (4)
SFL Hawaii	2014	6,800 TEU	LIB	Operating	2027	(1) (4)
MSC Anna	2016	19,200 TEU	LIB	Direct Financing	2031	(1) (3)
MSC Viviana	2017	19,200 TEU	LIB	Direct Financing	2032	(1) (3)
Vancouver Express	2014	15,400 TEU	LIB	Operating	2029
Oakland Express	2014	15,400 TEU	LIB	Operating	2029
Houston Express	2014	15,400 TEU	LIB	Operating	2029
Atlanta Express	2014	15,400 TEU	LIB	Operating	2029
Baltimore Express	2014	15,400 TEU	LIB	Operating	2029	(4)
Savannah Express	2013	15,400 TEU	LIB	Operating	2028	(4)
Cap San Vincent	2015	10,600 TEU	MI	Operating	2025	(1) (6)
Cap San Lazaro	2015	10,600 TEU	MI	Operating	2025	(1) (6)
Cap San Juan	2015	10,600 TEU	MI	Operating	2025	(1) (6)
MSC Erica	2016	19,400 TEU	LIB	Direct Financing	2033	(1) (3)
MSC Reef	2016	19,400 TEU	LIB	Direct Financing	2033	(1) (3)

Car Carriers
SFL Composer	2005	6,500 CEU	LIB	Operating	2026	(13)
SFL Conductor	2006	6,500 CEU	LIB	Operating	2027	(13)
Arabian Sea	2010	4,900 CEU	MI	Operating	2028	(4)
Emden	2023	7,000 CEU	LIB	Operating	2033	(4)
Wolfsburg	2023	7,000 CEU	LIB	Operating	2034	(4)
Odin Highway	2024	7,000 CEU	LIB	Operating	2034	(4)
Thor Highway	2024	7,000 CEU	LIB	Operating	2034	(4)

Drilling Rigs
Linus	2014	450 ft	NOR	n/a	2029	(8)
Hercules	2008	10,000 ft	CYP	n/a	n/a	(8)

* Lease classifications and charter termination dates are as of December 31, 2024.

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
(5)Vessel had a new charter contract in 2025. Lease assessment is preliminary and may change.
(6)The charters in respect of these vessels end in 2025 and the vessels are then contracted to commence a five-year time charter with the same counterparty.
(7)The charters in respect of these vessels were extended in 2020 and lease classification changed from operating leases to sales type leases. The charters contain purchase obligations which will terminate the leases by June 30, 2025.
(8)Linus is currently employed under its long-term drilling contract with ConocoPhillips which expires in the second quarter of 2029. Hercules completed its drilling contract in Canada with Equinor in the fourth quarter of 2024. After completion, Hercules was mobilized to Norway and is currently pending new drilling contracts.
(9)Charterer has the right to trigger a sale to a third party, at any time after the first year, with net proceeds over an agreed sum to be shared between the charterer and SFL, with profit split on a previously agreed upon basis of calculation.
(10) In January 2025, we agreed to sell the eight Capesize dry bulk carriers to Golden Ocean, following exercise of the applicable purchase options in the charter contracts. The vessels are expected to be delivered to their new owners during the third quarter of 2025.
(11) In January 2025, we agreed to sell this vessel to an unrelated third party which is expected to be delivered during the second quarter of 2025.
(12) Vessel is trading in a pool with Stolt Tankers until 2032.
(13) The vessel was chartered in as a finance lease and chartered out as an operating lease as of December 31, 2024. In February 2025, we exercised the purchase option under the finance lease and took redelivery of the vessel. There were no changes to the operating lease as a result of this transaction.

In addition to the above fleet of vessels and rigs, we also have five 16,800 TEU container vessels currently under construction, expected to be delivered in 2028.

Substantially, all of our owned vessels and rigs as of December 31, 2024 are pledged under mortgages, excluding one 1,700 TEU container vessel and five Supramax dry bulk carriers.

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

Fleet Development

The following table summarizes the development of our active fleet of vessels and rigs, including four chartered-in container vessels that are included in our associated companies and six container vessels and seven car carriers financed through sale and leaseback transactions.

	Total fleet	Additions/ Disposals		Total fleet	Additions/ Disposals		Total fleet
Vessel type	December 31, 2022	2023		December 31, 2023	2024		December 31, 2024
Oil Tankers	10		-3	7			7
Chemical tankers	2		-2	0	2		2
Dry bulk carriers	15			15			15
Container vessels	36			36		-3	33
Car carriers	3	2		5	2		7
Jack-up drilling rig	1			1			1
Ultra-deepwater drilling rig	1			1			1
Product tankers	6			6	3		9
Total Active Fleet	74	+2	-5	71	+7	-3	75

Between January 1, 2025 and March 17, 2025, we agreed to sell a 1,700 TEU container vessel to an unrelated party, with expected delivery in the second quarter of 2025.

Also between the same period, Golden Ocean exercised the purchase options to buy the eight Capesize dry bulk carriers which were leased to a fully guaranteed subsidiary of Golden Ocean. The vessels are expected to be delivered in the third quarter of 2025.

Also between the same period, two of the seven car carriers, financed through sale and leaseback transactions, were repurchased by us.

Factors Affecting Our Current and Future Results

Principal factors that have affected our current results, or are expected to affect our future results of operations and financial position, include:
•the earnings of our vessels under time charters or rigs under drilling contracts, including Maersk, Hapag Lloyd, Trafigura, ConocoPhillips, Volkswagen, Golden Ocean Charterer and other charterers;
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

Revenues

As discussed above, Frontline Shipping Limited (“Frontline Shipping”) was our principal customer when we were spun-off from Frontline in 2004. Since then, we have increased our customer base from one to more than 10 customers including the Golden Ocean (which was a related party until March 12, 2025). Frontline Shipping is no longer a customer, following the sale of the last two VLCC tankers that were leased to them in April 2022.

As of December 31, 2024:

•14 container vessels on time charters to Maersk accounted for approximately 23% of our consolidated operating revenues (December 31, 2023: 28%, 16 vessels).

•Four car carriers on time charter to Volkswagen accounted for approximately 8% of our consolidated operating revenues (December 31, 2023: 3%, three car carriers).

•Seven tankers on time charter to Trafigura accounted for approximately 7% of our consolidated operating revenues (December 31, 2023: 8%, seven vessels).

•Six* container vessels on time charter to Hapag Lloyd accounted for approximately 6% of our consolidated operating revenues (December 31, 2023: 1%, one vessel).

•One jack-up drilling rig on drilling contract revenue with ConocoPhillips accounted for approximately 7% of our consolidated operating revenues (December 31, 2023: 10%, one rig).

* During the year ended December 31, 2024, five vessels were redelivered from Evergreen Marine Corporation (Taiwan) Ltd. and its affiliate Evergreen Marine (Singapore) Pte Ltd. (“Evergreen”) to us and commenced the installation of efficiency upgrades. In September 2023, one of the vessels was redelivered from Evergreen to us and commenced the installation of efficiency upgrades. Following the installation of these upgrades, the vessels commenced a time charter contract with Hapag Lloyd for a duration of five years.

Our revenues arise primarily from our long-term, fixed-rate charters and as shown in Results of Operations below. Our income is derived from time charter income as well as drilling contract revenues, voyage charter and pool income and finance lease interest income.

Our future earnings are dependent upon the continuation of existing lease arrangements and our continued investment in new lease arrangements. Future earnings may be significantly affected by the sale of vessels or a default by counterparties under our chartering agreements. Investments and sales which have affected our earnings since January 1, 2024, are listed in Item 4 above under acquisitions and disposals. Some of our lease arrangements contain purchase options which, if exercised by our charterers, will affect our future leasing revenues.

We have seven dry bulk carriers trading in the spot or short-term time charter market, where the effects of seasonality may affect the earnings of these vessels. We also have one chemical tanker trading in a pool alongside similar third party owned vessels.

We have revenue under profit sharing agreements with some of our charterers, in particular with Golden Ocean. Revenues received under profit sharing agreements depend upon the returns generated by the charterers from the deployment of our vessels. These returns are subject to market conditions which have historically been subject to significant volatility. During 2024, our eight Capesize dry bulk carriers on long-term charter to the Golden Ocean Charterer that were agreed to be sold to Golden Ocean in 2025, included profit sharing arrangements whereby we earn a 33% of profits earned by the vessels above threshold levels.

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

In addition to the eight vessels that we had on charter to Golden Ocean Charterer in 2024 until Golden Ocean exercised its purchase options on such vessels, we also have 22 container vessels, seven car carriers, seven Suezmax tankers, nine product tankers and one chemical tanker employed on time charters, seven dry bulk carriers trading in the spot or short-term time charter market and one chemical tanker which is trading in a pool. We have outsourced the technical management for these vessels and we pay operating expenses for the vessels as they are incurred. Operating expenses include mainly crew costs, repairs and maintenance, spares and supplies, insurance, management fees and drydocking. The remaining vessels we own that have charters attached to them are employed on bareboat charters, where the charterer pays all operating expenses, including maintenance, drydocking and insurance.

In addition, we engage Odfjell Technology Ltd. and Odfjell Drilling Ltd. (collectively “Odfjell”), for the operational management of our two drilling rigs, Linus and Hercules, respectively. We pay Odfjell a management fee and provide funding for the rigs' running costs as they are incurred.

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

Administrative Expenses

Administrative expenses consist of general corporate overhead expenses, including personnel costs, property costs, legal and professional fees, and other administrative expenses. Personnel costs include, among other things, salaries, pension costs, fringe benefits, travel costs and health insurance. We have entered into administrative services agreements with Frontline Management (Cyprus) Ltd., previously named Frontline Management (Bermuda) Ltd. (“Frontline Management”), Seatankers, Front Ocean Management AS and Front Ocean Management Ltd. (collectively “Front Ocean”), under which they provide us with certain administrative support services, and we have agreed to reimburse them for reasonable third party costs, if any, advanced on our behalf. Some of the compensation paid to Frontline Management, Seatankers, Front Ocean and Golden Ocean is based on cost sharing for the services rendered, based on actual incurred costs plus a margin.

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

Mark-to-Market Movements on derivative financial instruments

In order to hedge against fluctuations in interest rates, we have entered into interest rate swaps which effectively fix the interest payable on a portion of our floating rate debt. We have also entered into interest/currency swaps in order to fix both the interest and exchange rates applicable to the payment of interest and eventual settlement on our floating rate NOK bonds. Although the intention is to hold such financial instruments until maturity, U.S. GAAP requires us to record them at fair value in our financial statements. Adjustments to the mark-to-market valuation of these derivative financial instruments, which are caused by variations in interest and exchange rates, are reflected in results of operations and other comprehensive income. Accordingly, our financial results may be affected by fluctuations in interest and exchange rates.

Mark-to-Market Movements on investment in equity securities

We hold investments in shares consisting of approximately 1.3 million shares in NorAm Drilling with a fair value of $3.7 million, trading on the Euronext Growth facility in Oslo. Upon the adoption of ASU 2016-01 from January 2018, we recognize any changes in the fair value of these equity investments in the statement of operations.

Interest Expenses

Other than the interest expense associated with our senior unsecured sustainability-linked bonds, and our senior unsecured NOK bonds, the amount of our interest expense will be dependent on our overall borrowing levels and may significantly increase when we acquire vessels or on the delivery of newbuildings. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. Interest expense may also change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments that we enter into.

Equity in earnings of associated companies

In the year ended December 31, 2024 and December 31, 2023, we earned income from our 49.9% investment in River Box Holding Inc. (“River Box”), which has been accounted for using the equity method.

The total income from our equity and loan investment in River Box accounted for 5.6% of our net income in the year ended December 31, 2024 (December 31, 2023: 8.8% of net income).

For information regarding various market risks, including interest rates and foreign currency fluctuations, please see Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Results of Operations

Year ended December 31, 2024, compared with year ended December 31, 2023

Net profit for the year ended December 31, 2024, was $130.7 million compared to a net profit of $83.9 million for the year ended December 31, 2023.

(in thousands of $)	2024	2023
Total operating revenues	904,404	752,286
Gain on sale of assets	5,374	18,670
Total operating expenses	603,061	530,772
Net operating income	306,717	240,184
Interest income	13,765	13,636
Interest expense	(182,985)	(167,010)
Loss on purchase of bonds and debt extinguishment	(1,317)	(540)
Other non-operating items (net)	2,306	(1,858)
Equity in earnings of associated companies	2,798	2,848
Tax expense	(10,631)	(3,323)
Net income	130,653	83,937

Operating revenues

(in thousands of $)	2024	2023
Sales-type leases and leaseback assets interest income	2,439	6,192
Profit sharing revenues	16,679	13,162
Time charter revenues	619,384	544,434
Voyage charter and pool revenues	18,909	33,648
Drilling contract revenues	236,650	146,890
Other operating income	10,343	7,960
Total operating revenues	904,404	752,286

Total operating revenues increased by 20.2% in the year ended December 31, 2024, compared with the year ended December 31, 2023.

Sales-type leases and leaseback assets interest income
In the year ended December 31, 2024, sales-type leases interest income arose on nine container vessels on long term charters to MSC, two of which were sold in March 2024. In the year ended December 31, 2023, we had sales-type leases interest income on nine container vessels on long term charters to MSC and leaseback interest income from one VLCC which was reported as a leaseback asset until its disposal in August 2023.

In general, sales-type leases and leaseback assets interest income reduces over the terms of our leases. A greater proportion of rental payment is treated as repayment of investment in the lease or loan and progressively, as the capital is repaid, interest payments by the applicable lessee decreases. The $3.8 million decrease in sales-type leases and leaseback assets interest income from 2023 to 2024 is mainly a result of the disposals of two container vessels and one VLCC.

Profit sharing revenues
We had a profit sharing arrangement related to the eight Capesize dry bulk vessels on charter to a subsidiary of Golden Ocean, in 2024, whereby we earned a 33% profit share above the base charter rates, calculated and paid on a quarterly basis. In the year ended December 31, 2024, we recorded a profit share revenue of $6.4 million under this arrangement. No profit share revenue under this arrangement was recorded in 2023. The increase is attributable to more favorable rates in 2024 for the Capesize dry bulk vessels.

In the year ended December 31, 2024, we recorded $10.3 million from fuel saving arrangements relating to seven container vessels on charter to Maersk, following the installation of scrubbers and one scrubber-fitted car carrier on charter to Eukor (2023: $13.2 million relating to seven container vessels and one car carrier). We have an arrangement for these vessels whereby it is entitled to a share of the fuel savings dependent on the price difference between IMO compliant fuel and IMO non-compliant fuel.

Time charter revenues
During 2024, time charter revenues were earned by 23 container vessels, seven car carriers, 15 dry bulk carriers, seven Suezmax tankers, nine product tankers and one chemical tanker. The $75.0 million increase in time charter revenues in 2024 compared with 2023, was mainly the result of the delivery of two newbuilding 7,000 CEU car carriers in January 2024 and March 2024, one chemical tanker in August 2024 and three product tankers between June and October 2024. We also took delivery of two other newbuilding 7,000 CEU car carriers in September 2023 and November 2023 respectively.

Voyage charter and pool revenues
During 2024, voyage charter and pool revenues were earned by six dry bulk carriers which are sometimes chartered on a voyage-by-voyage basis and one chemical tanker which was delivered in August 2024 and commenced trading in a pool. During 2023, voyage charter and pool revenues were earned by two Suezmax tankers, Glorycrown and Everbright, which were trading in a pool together with two similar tankers owned by Frontline, two chemical tankers and five dry bulk carriers which were occasionally chartered on a voyage-by-voyage basis. The $14.7 million decrease in voyage charter and pool revenues in 2024 compared to 2023, was mainly due to the sale of the two Suezmax tankers and two chemical tankers between March 2023 and June 2023. This decrease was slightly offset by pool revenue earned from the delivery of SFL Aruba from August 2024.

Drilling contract revenues
In the years ended December 31, 2024 and December 31, 2023, we earned drilling contract revenues from our two drilling rigs. The drilling rig Linus has been operational with ConocoPhillips, since its redelivery from Seadrill in September 2022. In May 2024, Linus underwent its second SPS which lasted until the end of July 2024. The drilling rig Hercules has been contracted on a short-term basis, since its redelivery from Seadrill to SFL in December 2022. In June 2023, Hercules mobilized to Canada for a drilling contract with ExxonMobil which was completed in September 2023. In November 2023, the rig commenced a drilling contract with Galp Energia in Namibia which was completed in May 2024. In July 2024, the rig commenced a new drilling contract with Equinor in Canada which was completed in the end of October 2024. Drilling contract revenues increased by 61% in 2024, compared to 2023, mainly because the drilling rig Hercules undertook an SPS and certain upgrades which lasted until June 2023. This increase was slightly offset by the SPS of Linus in 2024.

Gain on sale of assets and termination of charters
In the year ended December 31, 2024, a net gain of $5.4 million was recorded arising from the disposal of the 1,700 TEU container vessel Green Ace and the two 5,800 TEU container vessels MSC Margarita and MSC Vidhi.

In the year ended December 31, 2023, a net gain of $18.7 million was recorded arising from the disposal of two Suezmax tankers, Glorycrown and Everbright, two chemical tankers, SFL Weser and SFL Elbe and one VLCC, Landbridge Wisdom, previously on charter to Landbridge.

Operating expenses

(in thousands of $)	2024	2023
Vessel and rig operating expenses	343,303	293,756
Depreciation	239,181	214,062
Vessel impairment charge	—	7,389
Administrative expenses	20,577	15,565
	603,061	530,772

Vessel operating expenses include operating and occasional voyage expenses for the container vessels, dry bulk carriers, product, chemical and Suezmax tankers and car carriers operated on a time charter basis and managed by related and unrelated parties. Vessel operating expenses also include voyage expenses from our six dry bulk carriers operating in the spot market in the year ended December 31, 2024. In addition, vessel operating expenses include predelivery and drydocking costs and payments to Golden Ocean Management AS of $7,000 per day for each vessel chartered to Golden Ocean Charterer, in accordance with the vessel management agreements.

Vessel and rig operating expenses increased by $49.5 million in the year ended December 31, 2024, compared to 2023. The increase was mainly driven by the delivery of two newbuilding 7,000 CEU car carriers in January 2024 and March 2024, two chemical tankers in August 2024 and three product tankers between June and October 2024. We also took delivery of two other newbuilding 7,000 CEU car carriers in September 2023 and November 2023 respectively. This increase was slightly offset by the sale of two Suezmax tankers and two chemical tankers between March and June 2023. In addition, there was an increase in dry dock costs as seven more vessels dry docked in the year ended December 31, 2024, compared to the same period in 2023.

The increase in vessel and rig operating expenses was also due to increased operating expenses of the ultra-deepwater drilling rig, Hercules. The rig undertook its third SPS and related upgrade work which lasted until June 2023. Following that, the rig entered into drilling contracts and therefore incurring operating expenses. The jack-up drilling rig, Linus, was redelivered from Seadrill to SFL in September 2022 and has been operational with ConocoPhillips since then. In May 2024, Linus underwent its second SPS which lasted until the end of July 2024.

Depreciation expenses relate to vessels and rigs owned by us or vessels chartered-in under finance leases, that are not accounted for as investments in sales-type leases and leaseback assets. The increase in depreciation of $25.1 million for 2024, compared to the same period in 2023, was mainly due to the delivery of two newbuilding car carriers in January 2024 and March 2024, two chemical tankers in August 2024 and three product tankers between June and October 2024. The increase in depreciation is also due to capitalized SPS costs for the rigs Hercules and Linus as well as to ballast water treatment systems and other capital upgrades for the rig Hercules. We also took delivery of other two newbuilding car carriers in September 2023 and November 2023. The above is slightly offset by the sale of one container vessel in December 2024 and two Suezmax tankers and two chemical tankers between March and June 2023.

No impairment charge was recorded in the year ended December 31, 2024. In the year ended December 31, 2023, we recorded an impairment charge of $7.4 million on two chemical tankers prior to their disposal in April 2023 and June 2023.

The $5.0 million increase in administrative expenses for 2024, compared with 2023, is mainly due to increased professional and legal fees arising from the business activities such as vessel acquisitions and financing, as well as legal fees arising from the Seadrill court case. For more information, please see “Item 8.A. - Legal Proceedings”. In addition, there was a slight increase in marketing and investor relations costs.

Interest income
Total interest income increased to $13.8 million in the year ended December 31, 2024, comparing to $13.6 million in the year ended December 31, 2023, mainly due to higher interest received on bank and short-term deposits.

Interest expense

	Interest expense (in thousands of $)		Total borrowings and lease liabilities (in millions $)
	Year ended December 31,		As of December 31,
	2024	2023	2024	2023
U.S. dollar floating rate debt through 2030	77,497	79,767	1,503.9	1,014.8
U.S. dollar fixed rate debt due 2026	13,946	9,570	147.4	148.9
NOK700 million senior unsecured floating rate bonds due 2023	—	2,458	—	—
NOK700 million senior unsecured floating rate bonds due 2024	2,049	5,551	—	68.4
NOK600 million senior unsecured floating rate bonds due 2025	3,668	4,687	—	58.1
NOK750 million senior unsecured floating rate bonds due 2029	1,403	—	63.6	—
4.875% senior unsecured convertible bonds due 2023	—	1,746	—	—
7.25% senior unsecured sustainability-linked bonds due 2026	10,875	10,875	150.0	150.0
8.875% senior unsecured sustainability-linked bonds due 2027	13,313	12,166	150.0	150.0
8.25% senior unsecured sustainability-linked bonds due 2028	8,507	—	145.2	—
Lease debt financing through 2033	36,802	22,500	702.2	573.5
Finance lease obligation	14,482	21,123	—	419.3
Swap interest income	(4,221)	(5,627)	—	—
Capitalized interest	(2,916)	(5,537)	—	—
Amortization of deferred charges	7,580	7,731	—	—
	182,985	167,010	2,862.3	2,583.0

As of December 31, 2024, we, including our consolidated subsidiaries, had total debt principal outstanding of $2.9 billion and finance lease obligations of $0.0 billion (December 31, 2023: debt principal outstanding of $2.2 billion and finance lease obligations of $0.4 billion). During the year ended December 31, 2024, we exercised purchase options and took redelivery of the seven vessels with associated finance lease liabilities. (See Note 22: Finance Lease Liability).

Interest expense for 2024 was $183.0 million compared with $167.0 million for 2023. The increase in interest expense in the year ended December 31, 2024, compared with the same period in 2023, is mainly due to new loans obtained by us for the vessels purchased in 2024 and the increased interest rates in the period for floating rate debt and refinanced fixed loans. The daily SOFR rate was an average of 5.15% in the year ended December 31, 2024, compared to 5.01% in 2023. Changes in interest related to the bonds are due to changes in foreign currency exchange rate, new bond issuances, repayments and redemptions.

The interest on lease debt financing in 2024 is also increased compared to 2023. The increase is due to new financing obtained by us for the two car carriers delivered in January and March 2024 and one container vessel in the year ended December 31, 2024. In addition, there is an increase on lease debt financing due to new financing obtained by us for the two car carriers delivered in September and November 2023, one car carrier and one container vessel in the year ended December 31, 2023.

As of December 31, 2024, we, and our consolidated subsidiaries were party to interest rate and currency swap contracts, which effectively fix our interest rates on $0.5 billion (2023: $0.4 billion) of floating rate debt. The increase in swap interest expense is primarily due to fluctuations in average LIBOR, SOFR and NIBOR rates.

The above finance lease interest expense represents the interest portion of our finance lease obligations on seven vessels (2023: seven vessels) under a sale and leaseback transaction with an Asia based financial institution. During the year ended December 31, 2024, we exercised the applicable purchase options and these seven vessels were redelivered to us. The interest expense on our finance lease obligations is decreased in 2024, compared with 2023, due to the above purchase option exercised in 2024.

Loss on purchase of bonds and debt extinguishment
During the year ended December 31, 2024, we recorded a loss of $1.3 million mainly from the buyback of the NOK700 million senior unsecured floating rate bonds due 2024, the NOK600 million senior unsecured floating rate bonds due 2025, the 8.25% senior unsecured sustainability-linked bonds due 2028 and the NOK750 million senior unsecured floating rate bonds due 2029. The NOK700 million senior unsecured floating rate bonds due 2024 and the NOK600 million senior unsecured floating rate bonds due 2025 were fully repaid in 2024. During the year ended December 31, 2023, we recorded a loss of $0.5 million from the buyback of the 4.875% senior unsecured convertible bonds due 2023 and the NOK700 million senior unsecured floating rate bonds due 2023 which were repaid in 2023.

Other non-operating items

(in thousands of $)	2024	2023
Dividend received from related parties	645	1,246
Loss on investments in debt and equity securities	(854)	(1,912)
Other financial items, net	2,515	(1,192)
	2,306	(1,858)

During the year ended December 31, 2024, we received dividends of $0.6 million from NorAm Drilling (2023: $1.2 million).

The loss on investments in debt and equity securities in the year ended December 31, 2024, relates to a mark to market loss of $0.9 million from the NorAm Drilling shares (2023: $1.9 million).

Other financial items, net have increased by $3.7 million in 2024 compared to 2023. This is mainly due to favorable movement in the fair value of non-designated derivatives, which during the year ended December 31, 2024, included a loss of $4.7 million, comparing to a loss of $8.4 million in 2023. This is slightly offset by a net cash inflow on non-designated derivatives and swap settlements of $5.0 million during the year ended December 31, 2024, comparing to an inflow of $5.3 million in 2023. The remaining increase is mainly due to favorable exchange rate movements. (See Note 10: Other Financial Items, Net).

As reported above, certain assets were accounted for under the equity method in 2024 and 2023. Their non-operating expenses, including net interest expenses, are not included above, but are reflected in “equity in earnings of associated companies” - see below under “Results of Operations”.

Equity in earnings of associated companies
River Box holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. We hold 49.9% ownership in River Box and is accounted for under the equity method. The remaining 50.1% of the shares of River Box are held by a subsidiary of Hemen, our largest shareholder and a related party. (Refer to Note 18: Investment in Associated Companies). The net income of the River Box group is reflected in “Equity in earnings of associated companies”. The total equity in earnings of associated companies in the year ended December 31, 2024 was $2.8 million (December 31, 2023: $2.8 million).

Tax expense
In the year ended December 31, 2024, we recorded a tax expense of $10.6 million in relation to the operations of our drilling rigs, Hercules and Linus, compared to $3.3 million in the year ended December 31, 2023. The higher tax was primarily driven by the increased operations of the drilling rig Hercules in Namibia and Canada during 2024.

For the discussion of our operating results in 2023 compared with 2022, we refer to "Item 5. Operating and Financial Review and Prospects" included in our annual report on Form 20-F for the year ended December 31, 2023, which was filed with the Commission on March 14, 2024.

B. LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital intensive industry. Our asset acquisitions are financed through a combination of our own equity, term loans, lease financing and revolving credit facilities from commercial banks. Providers of such borrowings generally require that the loans be secured by mortgages against the assets being acquired, and as of December 31, 2024, substantially all of our vessels and drilling rigs are pledged as security or are held as finance leases. However, in common with many other companies, we also have unsecured borrowings as shown below. Providers of unsecured financing do so on the basis of our assets and liabilities, cash flows, operating results and other factors, all of which affect the terms on which such unsecured financing is available. In general, unsecured financing is more expensive than borrowings secured against collateral.

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows. Revenues from our time charters, bareboat charters and drilling contracts are received approximately 15 days in advance, monthly in advance, or monthly in arrears.

Our funding and treasury activities are conducted within corporate policies designed to maximize investment returns while maintaining appropriate liquidity for both our short and long-term needs. This includes arranging borrowing facilities on a cost-effective basis. We primarily hold cash and cash equivalents in U.S. dollars, with minimal amounts held in Norwegian kroner, Pound Sterling, Euro and Singaporean dollars.

Surplus funds may be deployed to acquire equity or debt interests in other companies or to repurchase portions of our outstanding bonds, with the aim of generating competitive returns. These investments may also be supported by dedicated credit facilities arranged specifically for this purpose.

Our short-term liquidity requirements relate to servicing our debt and funding working capital requirements, including required payments under our management agreements and administrative services agreements. Sources of short-term liquidity include cash balances, short-term investments, available amounts under revolving credit facilities and receipts from our charters.

Our long-term liquidity requirements include funding the equity portion of investments in new vessels, and repayment of long-term debt balances, including those relating to loan and lease debt financing agreements of us and our consolidated subsidiaries as of December 31, 2024 are detailed in Note 21 Short-Term and Long-Term Debt, and summarized below in borrowings.

Other significant transactions subsequent to December 31, 2024 impacting our cash flows include the following:

•In January 2025, we issued a $150 million senior unsecured, sustainability-linked bond, in the Nordic credit market. The bonds were issued at 99.5% of face value, bear a coupon of 7.75% and will mature in 2030. The net proceeds are intended for new investments and general corporate purposes.

•In February 2025, the Company announced that Golden Ocean had exercised its purchase options for eight Capesize vessels for $112.0 million in aggregate. The vessels will be redelivered to Golden Ocean during the third quarter of 2025, and net cash proceed after repayment of debt is estimated to be approximately $50.0 million.

The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where we guarantee all or part of the loans, (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries and (iii) a first priority mortgage over the relevant collateral assets which includes substantially all of the vessels and the drilling rigs that are currently owned by us as of December 31, 2024, excluding one 1,700 TEU container vessel and five Supramax dry bulk carriers.

Refer to "Contractual Commitments" section further below for details of material contractual commitments as of December 31, 2024.

As of December 31, 2024, there were no subsidiaries (2023: seven) with lease liabilities related to chartered-in container vessels, resulting in a nil balance (2023: $419.3 million). During the year ended December 31, 2024, we exercised purchase options, took redelivery of the seven vessels, and refinanced the associated finance lease liabilities through term loan facility agreements.

As of December 31, 2024, we had cash and cash equivalents of $134.6 million (2023: $165.5 million). In the year ended December 31, 2024, we generated cash of $369.9 million net from operating activities, used $617.5 million net in investing activities and received $216.7 million net in financing activities.

Cash flows provided by operating activities for 2024 increased from $343.1 million in 2023 to $369.9 million, mainly due to changes in total operating income received and the timing of charter hire and trade and other receivables.

Investing activities used cash of $617.5 million in 2024, compared to cash used of $103.9 million in 2023. The increase in cash used for investing activities in 2024 is mainly due to the increase in cash outflow from the acquisition of vessels, capital improvements, newbuilding installments and deposits. In 2024, there was an outflow of $644.9 million arising from the purchase of three LR2 product tankers and two chemical tankers, newbuilding installments for two car carriers which were delivered in 2024 and five container vessels under construction, capital upgrades for Hercules and costs incurred for the SPS and capital upgrades for Linus. In 2023, there was an outflow of $264.4 million arising from the SPS, and other capital upgrades performed on the drilling rig, Hercules, and the acquisition of two dual-fuel 7,000 CEU newbuilding car carriers. In addition, in 2024, there was an inflow of $22.7 million arising from the sale of three container vessels, compared to an inflow of $156.2 million in 2023 arising from the sale of two Suezmax tankers, two chemical tankers and one very large crude carrier.

Financing activities provided cash of $216.7 million in 2024, compared to using net cash of $262.1 million in 2023. The net inflow in 2024, compared to the outflow in 2023, was primarily driven by $1,398.4 million from debt proceeds in 2024, compared to $944.6 million in 2023. These include the 8.25% senior unsecured sustainability-linked bonds due 2028 and the NOK750 million senior unsecured floating rate bonds due 2029 which we issued in April 2024 and September 2024 respectively. In addition, there were lower debt repayments of $556.7 million in 2024, compared to $781.1 million in 2023. In 2024, a cash inflow of $96.3 million was generated from the issuance of 8,000,000 common shares at a public offering, whereas in 2023 there was a $10.2 million cash outflow from share repurchases. Outflows relating to bond repurchases and redemptions totaled $133.1 million in 2024 and $205.8 million in 2023. These include the NOK700 million senior unsecured floating rate bonds due 2024 and the NOK600 million senior unsecured floating rate bonds due 2025 which were repaid in 2024.

Furthermore there was an increase in payments made for finance lease liabilities. In 2024, payments of $419.3 million were made compared to $53.7 million in 2023. The increase in payments was due to our exercise of purchase options on seven container vessels, which were subsequently refinanced.

During 2024, we paid four dividends totaling $1.07 per common share (2023: four dividends totaling $0.97 per common share), or a total of $138.5 million (2023: $123.0 million). All dividends paid in 2024 and 2023 were cash payments. Please see “Item 8. Financial Information—A. Consolidated Statement and Other Financial Information—Dividend Policy”. Since 2020, we have implemented a dividend reinvestment plan “DRIP”, to facilitate investments by individual and institutional shareholders who wish to invest the dividend payments received in respect of our common shares owned or other cash amounts, in our common shares on a regular basis, one time basis or otherwise. See “Item 10. Additional Information – B. Memorandum and Articles of Association” and “Note 23: Share Capital, Additional Paid-In Capital and Contributed Surplus” for further information on the DRIP program.

Borrowings

As of December 31, 2024, we had total short-term and long-term debt outstanding of $2.9 billion (December 31, 2023: $2.2 billion).

The following table presents an overall summary of our borrowings as of December 31, 2024:

December 31, 2024
(in millions of $)	Outstanding balance on loan
Unsecured borrowings:
7.25% senior unsecured sustainability-linked bonds due 2026	150.0
8.875% senior unsecured sustainability-linked bonds due 2027	150.0
8.25% senior unsecured sustainability-linked bonds due 2028	145.2
NOK750 million senior unsecured floating rate bonds due 2029	63.6
Total bonds	508.8
U.S. dollar denominated floating rate debt due through 2030	1,503.9
U.S. dollar denominated fixed rate debt due 2026	147.4
Lease debt financing due through 2033	702.2
Total borrowings and lease liabilities (1)	2,862.3

(1) In addition to the Company and its consolidated subsidiaries, we also have a share of liabilities amounting to $183.5 million in associated companies which represents 49.9% of the finance lease liabilities within River Box.

See Note 21: Short-Term and Long-Term Debt in our audited Consolidated Financial Statements included herein for further details on our borrowing activities.

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

Minimum Value Covenants

Most of our loan facilities are secured with mortgages on vessels. As of December 31, 2024, we had borrowings totaling $0.9 billion with minimum value covenants which are tested on a regular basis. These borrowings were secured against 26 vessels and one rig which had combined charter-free market values totaling approximately $2.0 billion. A reduction of 10% in charter-free market values in 2024 would not result in any material prepayments or reduction in availability on revolving credit facilities, after scheduled loan repayments and prepayments in the year.

In addition, as of December 31, 2024, we had $0.4 billion in borrowings subject to forward-starting or conditional minimum value covenants, which are tested only if the charter which the vessel is employed is terminated or nearing expiration. These borrowings were secured against 17 vessels which had combined charter-free market values totaling approximately $0.7 billion.

As of December 31, 2024, we were in compliance with all of the financial covenants contained in our financing agreements.

Debt and Lease Liabilities in Associated Companies

River Box holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. We have an investment of 49.9% in River Box and the remaining 50.1% of the shares of River Box are held by a subsidiary of Hemen, our largest shareholder and a related party.

As of December 31, 2024, our share of the direct financing leases and finance lease liabilities within River Box were $220.9 million and $183.5 million respectively.

There were no outstanding bank loans in associated companies as of December 31, 2024 and December 31, 2023.

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

We use financial instruments to reduce the risk associated with fluctuations in interest rates. As of December 31, 2024, we and our consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $0.5 billion whereby variable NIBOR or SOFR interest rates plus applicable credit adjustment spreads are swapped for fixed interest rates. The fixed interest rates, including the impact of credit adjustment spreads are between 0.19% per annum and 6.47% per annum. We also entered into currency swap contracts, related to our NOK750 million bond (due 2029) denominated in Norwegian kroner, with notional principal amounts of NOK750 million ($69.4 million) whereby variable NIBOR interest rates including additional margins are swapped for fixed interest rate. The eventual settlement of the bonds will have an effective exchange rate of NOK10.80 = $1. Furthermore, the currency swap with a notional principal amount of NOK600 million ($67.5 million), previously executed in connection with the NOK600 million bond (due 2025), was settled in January 2025 at an effective exchange rate of NOK8.88 = $1. The overall effect of our swaps is to fix the interest rate on approximately $0.5 billion of our floating rate debt. As of December 31, 2024, the weighted average interest rate for our floating rate debt denominated in U.S. dollars and Norwegian kroner which takes into consideration the effect of our interest rate and cross currency swaps is 5.96% per annum including margin.

The effect of the above swap contracts is to substantially reduce our exposure to interest rate and exchange rate fluctuations, further analysis of which is presented in “Item 11 - Quantitative and Qualitative Disclosures about Market Risk”.

At the date of this report, we were not party to any other interest rate or currency derivative contracts.

Equity

Please see "Item 10. Additional Information - A. Share Capital" and "Note 23: Share Capital, Additional Paid-In Capital and Contributed Surplus" to our audited Consolidated Financial Statements included herein for further details on our equity activities.

Contractual Commitments

As of December 31, 2024, we had the following contractual obligations and commitments:

	Payment due by period
	Less than 1 year	1–3 years	3–5 years	After 5 years	Total
	(in millions of $)
7.25% senior unsecured sustainability-linked bonds due 2026	—	150.0	—	—	150.0
U.S. dollar denominated fixed rate debt due 2026	1.5	145.9	—	—	147.4
8.875% senior unsecured sustainability-linked bonds due 2027	—	150.0	—	—	150.0
8.25% senior unsecured sustainability-linked bonds due 2028	—	—	145.2	—	145.2
NOK750 million senior unsecured floating rate bonds due 2029	—	—	63.6	—	63.6
Floating rate long-term debt	587.5	335.7	472.1	108.6	1,503.9
Lease debt financing (2)	100.0	189.8	234.9	177.5	702.2
Total debt repayments	689.0	971.4	915.8	286.1	2,862.3
Total interest payments (1)	90.5	112.4	42.5	2.9	248.3
Interest on lease debt financing (2)	15.2	21.4	35.7	42.5	114.8
Finance lease obligations in associated companies (3)	14.5	15.3	33.2	120.5	183.5
Interest on finance lease liabilities in associated companies (3)	11.6	10.8	18.5	21.5	62.4
Capital upgrades commitments (4)	33.4	—	—	—	33.4
Commitments under shipbuilding contracts (5)	—	173.3	644.8	—	818.1
Total contractual cash obligations	854.2	1,304.6	1,690.5	473.5	4,322.8

(1)Interest payments are based on the existing borrowings of the consolidated subsidiaries. It is assumed that no further refinancing of existing loans takes place and that there is no repayment on revolving credit facilities. Interest rate swaps have not been included in the calculation. The interest has been calculated using the five-year U.S. dollar swap of 3.79%, the five-year NOK swap of 4.50% and the exchange rate of NOK10.63 = $1.00 as of March 12, 2025, plus agreed margins. Interest on fixed rate loans is calculated using the contracted interest rates.

(2)Interest on lease debt financing relate to interest paid on the sale and leaseback transactions through a Japanese operating lease with call option financing structures for the financing of six container vessels and seven car carriers. The transactions did not qualify as a sale and have been recorded as financing arrangements.
(3)This represents 49.9% of the finance lease liabilities and interest on finance lease liabilities within River Box in relation to four container vessels on charter to MSC.
(4)As of December 31, 2024, we had committed $33.4 million towards the installation of capital upgrades on four 8,700 TEU container vessels, three 10,600 TEU container vessels and one drilling rig. The installations are expected to take place in 2025.
(5)Also as of December 31, 2024, we had commitments under shipbuilding contracts to construct five newbuilding dual-fuel 16,800 TEU container vessels, totaling to $818.1 million. The vessels are expected to be delivered in 2028.

There were no other material contractual commitments as of December 31, 2024.

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

D. TREND INFORMATION

Vessel prices have fluctuated significantly over the past decade. In 2024, a significant number of newbuilding orders were placed, with 2,412 ships of 167.7 million dwt and 65.8 million compensated gross tonnage ("CGT") ordered. This represents the largest in terms of CGT since 2007. The ordering, according to industry sources, follows fleet renewal requirements to ensure compliance with new regulations in addition to competition to secure yard slots as lead time for vessel deliveries are increasing. The increased number of newbuilding orders follows an active 2023, with elevated newbuild prices, fewer available yard berths and continued uncertainty around fueling technology continuing to impact contracting activity.

The Oil Tanker Market

According to industry sources, the tanker market was firm in 2024 however with some easing during the year. Several disruptive factors may result in volatility and earnings going forward. With limited fleet growth, the potential for firmer OPEC+ volumes and other geopolitical factors such as imposed sanctions, it is expected that the market may see some support, however with some uncertainty on demand trends particularly related to Chinese demand. In 2024, crude tanker demand is forecasted to have increased by approximately 0.9% whilst the crude fleet grew by approximately 0.2%. Product tanker demand increased by approximately 5.5% while the product tanker fleet grew by 1.3%. At the end of December 2024, the total tanker orderbook stood at 13.8% of the existing fleet.

Also according to industry sources, the fleet of trading crude tankers is expected to grow by 1.0% during 2025, while crude tanker demand is expected to grow by 1.6% in the same period. Product tanker demand is expected to grow by 0.5% with the product tanker fleet expected to increase by 5.8% during 2025. A series of potential impacts and factors may impact the demand and supply growth.

According to industry sources, average spot earnings for a 2010-built VLCC was $33,500 per day during 2024, down from $43,200 per day in 2023. Average spot earnings for a 2010-built Suezmax was $44,900 per day during 2024 down from $53,500 in 2023. Average spot earnings for a 2010-built Aframax was $43,100 per day during 2024, down from $55,400 per day in 2023.

The Dry Bulk Shipping Market

During 2024, the dry bulk fleet is estimated to have increased by 3.0% in total dwt. This compares to a demand increase of 5.0% in terms of tonne miles. Looking ahead, industry sources are estimating that dry bulk global trade will expand by 0.9% during 2025, in terms of tonne-miles. Industry sources indicate that the 5.0% increase in seaborne dry bulk trade (in tonne miles) during 2024 came as a result of firm Chinese dry bulk demand. The dry bulk newbuilding orderbook stands at 10.6% of the total fleet in terms of capacity. According to industry sources, the market is expected to soften during 2025 compared to 2024, while demand growth is expected to be 0.9% alongside fleet growth of 3.0%.

According to industry sources, Capesize earnings during 2024 averaged approximately $25,100 per day, up 51% from 2023. Kamsarmax earnings during 2024 averaged approximately $14,800 per day, up 2% from 2023. Supramax earnings during 2024 averaged approximately $14,600 per day, up 18% from 2023.

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

The Freight Liner Market (Containerships and Car Carriers)

The container charter market experienced, according to industry sources, a strong upswing during 2024 as vessel availability remains tight following major impacts from rerouting of ships away from usual Red Sea voyages. Whilst rates have softened during the second half of 2024, the charter rates stand at the highest levels seen outside of the COVID-19 period. Developments in the market, according to industry sources, will greatly depend on the potential resumption of Suez Canal transits along with containership fleet growth which is expected to increase by 6% during 2025, along with demand risks related due to geopolitical uncertainties.

According to industry sources, in 2024 global container trade (TEU-miles) is estimated to have increased by 18% and containership fleet capacity expanded by more than 10%. During 2024, several new orders were placed with the orderbook as of January 2025 standing at 779 vessels representing 8.3 million TEU, which represents 27% of TEU capacity vs existing fleet.

The car carrier market, according to industry sources, has remained firm with strong profits and elevated freight rates, however with shifting fundamentals as market is easing following limited demand growth and an increase in capacity growth. The car carrier fleet is estimated to have reached a capacity growth of 8% during 2024. The global deep-sea car trade is estimated to have grown by 3% to a record 24.5 million cars in 2024, which is approximately 15% above pre COVID-19 levels.

Seaborne car trade on an annualized basis has been increased by approximately 3% in 2024, excluding the seaborne car trade within Europe. The increase in seaborne car trade volumes follows an increase of 17% in 2023. During the fourth quarter of 2024, the total fleet stood at 807 vessels which totaled 4.35 million CEU of capacity, up 7% from the start of 2024.

The Offshore Drilling Market

The offshore drilling market has experienced substantial volatility over the past decade, largely influenced by fluctuating oil prices and oil companies’ exploration and development plans. The Brent crude spot price has varied between $20 per barrel in 2020 and over $100 per barrel in 2022. These price swings have significantly impacted the viability and dynamics of offshore exploration and drilling activities.

From 2014 onward, a prolonged period of low oil prices rendered many offshore exploration projects economically unviable. This challenging market environment caused financial distress for numerous drilling rig owners and operators, with some undergoing financial restructurings. Consequently, the offshore drilling market faced reduced activity and low rig utilization for many years.

In recent years, however, the market has shown signs of recovery. Increased global demand for oil and gas, coupled with diminishing supply due to natural depletion of existing fields and prolonged underinvestment in new production, has driven oil prices higher. This has encouraged oil and gas companies to boost capital expenditures in deepwater oil prospects, spurring a resurgence in exploration and development activities and enhancing demand for offshore drilling rigs. Additionally, the market’s outlook has improved due to a shrinking supply of offshore drilling rigs.

Several older rigs have been retired and demolished, tightening supply and supporting higher utilization rates for the remaining offshore drilling fleet. Since 2020, contract dayrates and utilization rates of offshore drilling rigs has risen significantly. Since 2020, the utilization of offshore drilling rigs has risen significantly, climbing from 83% in 2020 to 93% in 2023. However, in the short term, the market is experiencing reduced demand for drilling rigs in 2025 which has resulted in more available rigs competing for the same work lowering day rates and utilization somewhat since 2023.

Summary

The above overviews of the various sectors in which we operate are based on current market conditions. However, market developments cannot always be predicted and may differ from our current expectations. The overviews provided are based on information, data and estimates derived from industry sources available as of the date of this annual report, and there can be no assurances that such trends will continue or that any anticipated developments referenced in such section will materialize. This information, data and estimates involve a number of assumptions and limitations, are subject to risks and uncertainties, and are subject to change based on various factors. Please be cautioned not to give undue weight to such information, data and estimates. We have not independently verified any third-party information, verified that more recent information is not available and undertake no obligation to update this information unless legally obligated.

E. CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting estimates we apply that are considered to involve a higher degree of estimation uncertainty. For details of all our material accounting policies, see “Note 2: Accounting Policies” to our consolidated financial statements.

Vessels, rigs and equipment

Vessels, rigs and equipment are recorded at historical cost less accumulated depreciation and, if appropriate, impairment charges. The cost of these assets less estimated residual value is depreciated on a straight-line basis over the estimated remaining economic useful life of the asset. The estimated economic useful life of our drilling rigs is 30 years and for all other vessels it is 25 years.

Impairment of Vessels, rigs and equipment

Vessels and rigs held and used by us are reviewed for impairment on a quarterly basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Indicators of impairment are identified based on a combination of factors which include amongst others, where the carrying value of the vessel or rig is above the average fair values based on two external appraisals. Other factors we consider important which could affect recoverability and trigger impairment include significant underperformance relative to expected operating results, new regulations that could change the estimated useful economic lives of our vessels and rigs, and significant negative industry or economic trends. For the year ended December 31, 2024, nine vessels and one drilling rig shown in the table below in "Vessel and Rig Market Values", had carrying values above average fair values based on two external appraisals.

Where impairment indicators exist, we assess recoverability of the carrying value of each vessel or rig on an individual basis by estimating the future undiscounted cash flows expected to result from the asset and eventual disposal. In addition, vessels held for sale are reported at the lower of carrying amount and fair value less estimated costs to sell.

In assessing the recoverability of carrying amounts, we must make assumptions regarding estimated future cash flows. These include assumptions about market rates, operating costs, utilization, residual values and the estimated economic useful life of these assets. In making market rate assumptions we refer to five-year and 10-year historical trends and performance, as well as any known future factors.

An impairment charge would be recognized if the estimate of future undiscounted cash flows expected to result from the use of the vessel or rig and its eventual disposal is less than its carrying amount. Any impairment loss is recorded equal to the difference between the asset's carrying value and estimated fair value.

No impairment was recognized in 2024. In 2023, reviews of the carrying value of long-lived assets indicated that two chemical tankers were impaired, and charges were taken against these assets. No impairment was recognized in 2022.

Vessel and Rig Market Values

As the information used in the estimation of fair values in appraisals are obtained from various industry and other sources, our estimates of vessel and rig market values are inherently uncertain. In addition, charter-free market values are highly volatile and any estimate of market value may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them. Moreover, we are not holding our vessels for sale, except as otherwise noted in this report. Most of our vessels and one of our rigs are currently employed under long-term charters, leases and similar arrangements. As such there is no readily available liquid market for vessels and rigs subject to these agreements and we are limited to obtaining market values free of contracts.

As of December 31, 2024, we owned 69 vessels and two rigs. The aggregate carrying value of these 71 assets as of December 31, 2024, was $3.6 billion, as summarized in the table below. The table is presented in the context of the markets in which the vessels operate, with crude oil tankers, oil product tankers and chemical tankers grouped together under "Tanker vessels", container vessels and car carriers grouped together under "Liners" and a jack-up drilling rig and an ultra-deepwater drilling rig grouped together under "Drilling Rigs".

		Aggregate carrying value at
	Number of	December 31, 2024
	owned vessels	($ millions)
Tanker vessels (1)	18	893
Dry bulk carriers (2)	15	247
Liners (3)	36	1,805
Drilling Rigs (4)	2	642
	71	3,587

(1)Includes 18 vessels with a carrying value of $893.3 million which is approximately $326.9 million less than their charter-free market value*.
(2)Includes seven vessels with an aggregate carrying value of $123.8 million, which exceeds their aggregate charter-free market value by approximately $24.0 million and eight vessels with a carrying value of $123.6 million which is approximately $89.4 million less than their charter-free market value*.
(3)Includes two vessels with an aggregate carrying value of $79.7 million which exceeds their aggregate charter-free market value by approximately $3.2 million and 34 vessels with an aggregate carrying value of $1,725.2 million, which is approximately $915.7 million less than their charter-free market value*.
(4)Includes one jack-up drilling rig with a carrying value of $337.3 million which is approximately $74.8 million more than its charter-free market value* and one ultra-deepwater drilling rig with a carrying value of $304.6 million, which is approximately $20.4 million less than its charter-free market value*.
*The charter-free market value figures provided are based on the average of two independent broker appraisals and represents their estimate of the fair market value of the vessel or rig.

The above aggregate carrying value of $3.6 billion as of December 31, 2024 is made up of (a) $35.1 million investments in direct finance leases (excluding the chartered-in container vessels, MSC Anna, MSC Viviana, MSC Erica and MSC Reef, in our associated companies), and (b) $3,552.3 million vessels, rigs and equipment.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors and officers including the Chief Executive Officer and the Chief Financial Officer of our wholly-owned subsidiary SFL Management AS, who are responsible for overseeing our management.

Name	Age	Position
James O'Shaughnessy	61	Director of the Company, Chairperson of the Audit Committee and member of the Compensation and Nominating and Corporate Governance Committees
Kathrine Astrup Fredriksen	41	Director of the Company and member of the ESG and Nominating and Corporate Governance Committees
Gary Vogel	59	Director of the Company and member of the Compensation and Nominating and Corporate Governance Committees
Keesjan Cordia	50	Director of the Company and member of the ESG Committee
Will Homan-Russell	46	Director of the Company and member of the Audit, Compensation and ESG Committees
Ole B. Hjertaker	58	Director and Chief Executive Officer of SFL Management AS (Principal Executive Officer)
Aksel C. Olesen	48	Chief Financial Officer of SFL Management AS (Principal Financial Officer)

Under our constituent documents, we are required to have at least one independent director on our Board of Directors whose consent will be required to file for bankruptcy, liquidate or dissolve, merge or sell all or substantially all of our assets.

Certain biographical information about each of our directors and officers is set forth below.

James O'Shaughnessy has been a Director of the Company since September 2018. Mr. O'Shaughnessy served as an Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited up to March 26, 2019. Prior to that Mr. O'Shaughnessy has amongst others served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O'Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland and is both a Fellow of the Institute of Chartered Accountants of Ireland, an Associate Member of the Chartered Insurance Institute of the UK and a Chartered Director. In addition to the Company, Mr. O'Shaughnessy serves as a director and a member of the audit committee of Frontline, Golden Ocean, Archer Limited, Avance Gas and various insurance entities.

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

Gary Vogel has been a Director of the Company since December 2016. Mr. Vogel’s career in international shipping has spanned over 36 years. From 2015 to 2024 he served as Chief Executive Officer and a Director of Eagle Bulk Shipping Inc. (NYSE: EGLE), a U.S. listed owner and operator of geared dry bulk vessels. From 2000 to 2015, Mr. Vogel held various positions in Clipper Group Ltd., lastly as Chief Executive Officer. Mr. Vogel currently serves as a Director of Pangaea Logistics Solutions (Nasdaq: PANL), a position he has held since January 2025. He graduated from the U.S. Merchant Marine Academy with a degree in Marine Transportation as well as a U.S. Coast Guard Unlimited Tonnage 3rd Officers License. Subsequently, he served as an officer in the U.S. Naval Reserve.

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

Ole B. Hjertaker has been a Director of the Company since October 2019. Mr. Hjertaker has served as Chief Executive Officer of SFL Management AS since July 2009, prior to which he served as Chief Financial Officer from September 2006. Prior to joining SFL, Mr. Hjertaker was employed in the Corporate Finance division of DNB Markets, a leading shipping and offshore bank. Mr. Hjertaker has extensive corporate and investment banking experience, mainly within the maritime/transportation industries, and holds a Master of Science degree from the Norwegian School of Economics and Business Administration. Mr. Hjertaker also serves as a chairman of NorAm Drilling and has previously been on the board of Frontline.

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

B. COMPENSATION

During the year ended December 31, 2024, we paid to our directors and officers aggregate cash compensation of $3.3 million, including an aggregate amount of $0.04 million for pension and retirement benefits. We reimburse directors for reasonable out of pocket expenses incurred by them in connection with their service to us. In addition to cash compensation, during 2024 we also recognized a net expense of $1.1 million relating to directors' and officers' stock options.

We are providing disclosure on an aggregate basis, as disclosure of compensation on an individual basis is not required under Bermuda law and is not otherwise publicly disclosed by us.

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

Audit Committee
We currently have an Audit Committee, which is responsible for overseeing the quality and integrity of our financial statements and our accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance, and our internal audit function. James O'Shaughnessy and Will Homan-Russell are members of the Audit Committee. James O'Shaughnessy is the Chairperson of the Audit Committee and the Audit Committee Financial Expert. We have determined that a director may sit on the board of three or more other companies' audit committees and such simultaneous service would not impair the ability of such member to effectively serve on the Board or Audit Committee of our Company. For more information, please see “Item 6.A. - Directors and Senior Management”.

Compensation Committee
We currently have a Compensation Committee, which is responsible for establishing and reviewing the executive officers' and managements’ compensation and benefits. James O'Shaughnessy, Gary Vogel and Will Homan-Russell are members of the Compensation Committee.

Nominating and Corporate Governance Committee
We established a Nominating and Corporate Governance Committee in June 2024, which is responsible for identifying, reviewing and recommending board member, committee and executive management appointments as well as oversee corporate governance matters. James O'Shaughnessy, Kathrine A. Fredriksen and Gary Vogel are members of the Nominating and Corporate Governance Committee.

ESG Committee
We established the Environmental, Social and Governance Committee (the “ESG Committee”) in June 2024 to oversee our sustainability initiatives. The ESG Committee is responsible for managing ESG-related risks and ensuring our policies, programs, reporting, and practices align with its sustainability commitments. Kathrine A. Fredriksen, Keesjan Cordia and Will Homan-Russell are members of the ESG Committee.

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

D. EMPLOYEES

As of the date of this annual report and as of December 31, 2024, we have 24 full-time employees through our subsidiaries SFL Management AS, SFL UK Management Ltd, SFL Management (Singapore) Pte. Ltd. and LH Rig Management (Cyprus) Ltd. We have contracted with independent management companies to provide technical management services for our vessels and rigs and with Frontline Management, Golden Ocean Management and other third parties for certain managerial responsibilities for our fleet. Frontline Management are also contracted to provide certain administrative services, including corporate services, and have contracted with Seatankers and Front Ocean for certain advisory and support services.

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in our common shares as of March 17, 2025, are as follows:

Director or Officer	Beneficial interest in Common Shares of $0.01 each	Additional interest in options to acquire Common Shares which have vested	Percentage of Common Shares Outstanding
James O'Shaughnessy	12,647	79,999	*
Kathrine Astrup Fredriksen	**	79,999	*
Gary Vogel	12,647	79,999	*
Keesjan Cordia	12,647	79,999	*
Will Homan-Russell	8,750	24,999	*
Ole B. Hjertaker	168,210	379,999	*
Aksel C. Olesen	3,501	230,000	*

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

In May 2021, 480,000 options were awarded to employees, officers and directors pursuant to our Share Option Scheme. The options vest over a three-year period and have a five-year term. The initial exercise price was $8.79 per share and the first options are exercisable from May 2022.

In February 2022, 435,000 options were awarded to employees, officers and directors pursuant to our Share Option Scheme. The options have a five-year term and a three-year vesting period and the first options are exercisable from February 2023 onwards. The initial strike price was $8.73 per share.

In February 2023, 440,000 options were awarded to employees, officers and directors, pursuant to our Share Option Scheme. The options have a five-year term and a three-year vesting period and the first options are exercisable from February 2024 onwards. The initial strike price was $10.34 per share.

In February 2024, 440,000 options were awarded to employees, officers and directors, pursuant to our Share Option Scheme. The options have a five-year term and a three-year vesting period and the first options are exercisable from February 2025 onwards. The initial strike price was $12.02 per share.

In March 2025, 465,000 options were awarded to employees, officers and directors, pursuant to our Share Option Scheme. The options have a five-year term and a three-year vesting period and the first options are exercisable from March 2026 onwards. The initial strike price was $8.39 per share.

Details of options to acquire our common shares by our directors and officers as of March 17, 2025, were as follows:

	Number of options
Director or Officer	Total	Vested	Exercise price	Expiration Date
James O'Shaughnessy	25,000	25,000	$5.12	May 2026
James O'Shaughnessy	30,000	30,000	$5.54	February 2027
James O'Shaughnessy	25,000	16,666	$8.03	February 2028
James O'Shaughnessy	25,000	8,333	$10.68	February 2029
James O'Shaughnessy	26,000	—	$8.39	March 2030
Gary Vogel	25,000	25,000	$5.12	May 2026
Gary Vogel	30,000	30,000	$5.54	February 2027
Gary Vogel	25,000	16,666	$8.03	February 2028
Gary Vogel	25,000	8,333	$10.68	February 2029
Gary Vogel	26,000	—	$8.39	March 2030
Keesjan Cordia	25,000	25,000	$5.12	May 2026
Keesjan Cordia	30,000	30,000	$5.54	February 2027
Keesjan Cordia	25,000	16,666	$8.03	February 2028
Keesjan Cordia	25,000	8,333	$10.68	February 2029
Keesjan Cordia	26,000	—	$8.39	March 2030
Kathrine Astrup Fredriksen	25,000	25,000	$5.12	May 2026
Kathrine Astrup Fredriksen	30,000	30,000	$5.54	February 2027
Kathrine Astrup Fredriksen	25,000	16,666	$8.03	February 2028
Kathrine Astrup Fredriksen	25,000	8,333	$10.68	February 2029
Kathrine Astrup Fredriksen	26,000	—	$8.39	March 2030
Will Homan-Russell	25,000	16,666	$8.03	February 2028
Will Homan-Russell	25,000	8,333	$10.68	February 2029
Will Homan-Russell	26,000	—	$8.39	March 2030
Ole B. Hjertaker	180,000	180,000	$5.12	May 2026
Ole B. Hjertaker	100,000	100,000	$5.54	February 2027
Ole B. Hjertaker	100,000	66,666	$8.03	February 2028
Ole B. Hjertaker	100,000	33,333	$10.68	February 2029
Ole B. Hjertaker	100,000	—	$8.39	March 2030
Aksel C. Olesen	80,000	80,000	$5.12	May 2026
Aksel C. Olesen	75,000	75,000	$5.54	February 2027
Aksel C. Olesen	75,000	50,000	$8.03	February 2028
Aksel C. Olesen	75,000	25,000	$10.68	February 2029
Aksel C. Olesen	70,000	—	$8.39	March 2030

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table presents certain information as of March 12, 2025, regarding the ownership of our common shares with respect to each shareholder whom we know to beneficially own five percent or more of our outstanding common shares.

Owner	Number of Common Shares	Percent of Common Shares *
Hemen Holding Limited (1)	25,728,687	17.7%
DNB Bank ASA (2)	11,765,142	8.1%
Dimensional Fund Advisors LP (3)	8,803,647	6.0%

* Percentage of common shares is calculated based on 145,730,584 common share issued and outstanding as of March 12, 2025, which includes shares outstanding from share lending arrangements, including: (i) 11,765,142 held by DNB Bank ASA as part of a share lending arrangement discussed in footnote (2) below, and (ii) excludes 1,095,095 shares repurchased by us under our Share Repurchase Program in 2023.

(1) C.K. Limited is the trustee of two Trusts that indirectly hold all of the common shares of Hemen, our largest shareholder. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the 25,728,687 of our common shares, representing 17.7% of our outstanding shares, that are owned by Hemen. Mr. Fredriksen established the Trusts for the benefit of his immediate family. Beneficiaries of the Trusts, which may include Ms. Fredriksen, do not have absolute entitlement to the Trust assets and thus disclaim beneficial ownership of all of our common shares owned by Hemen. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust and has no economic interest in such common shares. He disclaims any control over and all beneficial ownership of such common shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

(2) According to the Schedule 13G/A filed with the SEC on January 12, 2024, DNB Bank ASA ("DNB") holds 11,765,142 common shares. These 11,765,142 shares are held by DNB following a general share lending agreement after the maturity of our convertible bonds. Originally, 8,000,000 shares were issued as part of a share lending arrangement relating to our issuance of 5.75% senior unsecured convertible bonds in October 2016 and 3,765,842 shares were issued as part of a share lending arrangement relating to our issuance of 4.875% senior unsecured convertible bonds in April and May 2018. Subsequently, 8,000,000 shares and 3,765,142 shares, respectively, from each issuance under the two initial share lending arrangements described above were transferred into DNB's custody. We cancelled the remaining 700 shares, which were previously held by our transfer agent. Accordingly, the total 11,765,142 of shares remain with DNB under these arrangements.

(3) According to the Schedule 13G/A filed with the SEC on February 9, 2024, Dimensional Fund Advisors LP holds 8,803,647 of our common shares.

Our major shareholders have the same voting rights as our other shareholders.

No corporation or foreign government owns more than 50% of our outstanding common shares. We are not aware of any arrangements, known by the Company, the operation of which may at a subsequent date result in a change in control of the Company.

As of March 12, 2025, 146,715,357 of our common shares were held in the United States by 311 holders of record, including Cede & Co., the nominee for the Depository Trust Company for holding shares on behalf of brokerage firms, as a single holder of record, which held 146,543,390 of those shares.

B. RELATED PARTY TRANSACTIONS

On March 4, 2025, CMB.TECH NV (“CMB.TECH”), through its subsidiary CMB.TECH Bermuda Ltd., entered into a share purchase agreement with Hemen to purchase all of Hemen’s 81,363,730 Golden Ocean common shares at a purchase price of $14.49 per common share (the “Share Purchase”). Following the closing of the Share Purchase on March 12, 2025, Hemen ceased to hold any common share of Golden Ocean and is consequently no longer a related party. CMB.TECH is not a related party to us.

For all other related party transactions, see Note 25: Related Party Transactions, to our audited Consolidated Financial Statements included herein.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8.    FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

On March 5, 2023, SFL Hercules Ltd., a subsidiary of the Company, served Seadrill with a claim filed in the Oslo District Court in Norway, relating to the redelivery of the drilling rig, Hercules, in December 2022. The Company has made the claim because it believes that the rig was not redelivered in the condition required under the contract with Seadrill and the Company is therefore seeking damages. In February 2025, there was a ruling in Oslo District Court in favor of SFL’s rig-owning subsidiary where subsidiaries of Seadrill were ordered to pay an amount equivalent to a total of approximately $48 million in compensation, including late payment interest and legal cost, as a result of its breach of contract upon redelivering Hercules to SFL in 2022. Seadrill filed an appeal to the Oslo District Court on March 5, 2025. There is also a related case which commenced in the Oslo District Court in March 2025 in connection with certain capital spares delivered by Seadrill to a subsidiary of SFL in connection with the special survey of Hercules in 2023 where the parties disagree on the actual ownership and compensation of these spares.

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

We have paid the following cash dividends in 2022, 2023 and 2024:

Payment Date	Amount per Share
2022
March 29, 2022	$0.20
June 29, 2022	$0.22
September 29, 2022	$0.23
December 29, 2022	$0.23

2023
March 30, 2023	$0.24
June 30, 2023	$0.24
September 29, 2023	$0.24
December 28, 2023	$0.25

2024
March 27, 2024	$0.26
June 26, 2024	$0.27
September 27, 2024	$0.27
December 27, 2024	$0.27

On February 12, 2025, our Board of Directors declared a dividend of $0.27 per share which will be paid in cash on or around March 28, 2025 to shareholders of record as of March 12, 2025.

B. SIGNIFICANT CHANGES

None.

ITEM 9.    THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

Our common shares were listed on the NYSE on June 14, 2004 and commenced trading on that date under the symbol "SFL".

ITEM 10.    ADDITIONAL INFORMATION

A. SHARE CAPITAL

Authorized Share Capital
Under our amended Memorandum of Association, our authorized capital consists of $3,000,000, comprising 300,000,000 common shares, which may include related purchase rights for our common or preferred shares, having a par value of $0.01 each, of which 146,825,679 common shares are issued and fully paid as of the date of this annual report.

Reconciliation of the Number of Common Shares Outstanding through March 17, 2025

Common shares outstanding at December 31, 2022	138,562,173

Number of shares repurchased under the Share Repurchase Program	(1,095,095)
Common shares outstanding at December 31, 2023	137,467,078

Number of shares cancelled	(700)
Number of common shares issued in connection with the Share Option Scheme	242,146
Number of common shares issued in connection with an underwritten public offering	8,000,000
Common shares outstanding at December 31, 2024	145,708,524

Number of common shares issued in connection with the Share Option Scheme	22,060
Common shares outstanding at March 17, 2025	145,730,584

Issuance and Cancellation of shares

In April 2018, we issued 3,765,842 common shares under a share lending arrangement in relation with the issuance of senior unsecured convertible bonds. As of December 31, 2024, 3,765,142 common shares are held by DNB under a general share lending agreement, with a fair value determined to be nil. In 2024, the remaining 700 shares held by the transfer agent were canceled.

During the year ended December 31, 2024, we issued a total of 8,000,000 common shares at a public offering price of $12.50 per share in connection with an underwritten U.S. public offering.

In January 2024, we issued a total of 43,708 new common shares pursuant to Share Option Scheme following the exercise of 100,000 share options. The weighted average exercise price of the options exercised was $6.62 per share and the total intrinsic value of the options exercised was $0.5 million.

In March 2024, we issued a total of 163,438 new common shares pursuant to Share Option Scheme following the exercise of 375,000 share options. The weighted average exercise price of the options exercised was $7.56 per share and the total intrinsic value of the options exercised was $2.2 million.

In May 2024, we issued a total of 35,000 new common shares pursuant to Share Option Scheme following the exercise of 35,000 share options. The weighted average exercise price of the options exercised was $7.20 per share and the total intrinsic value of the options exercised was $0.3 million.

In February 2025, we issued a total of 22,060 new common shares pursuant to Share Option Scheme following the exercise of 315,000 share options. The weighted average exercise price of the options exercised was $8.90 per share and the total intrinsic value of the options exercised was $0.2 million.

Share Repurchase Program

On May 8, 2023, the Board of Directors authorized the repurchase of up to an aggregate of $100.0 million of our common shares (“Share Repurchase Program”). The authorization was reconfirmed during the year ended December 31, 2024 and is valid until June 2025. During the year ended December 31, 2023, we repurchased a total of 1,095,095 shares, at an average price of approximately $9.27 per share, with principal amounts totaling $10.2 million. As of the date of this annual report, no further shares have been repurchased.

We also refer you to “Item 4. Information on the Company -A. History and Development of the Company,” “Item 16E. Purchase of Equity Securities by Issuer and Affiliated Purchaser” and “Note 23. Share Capital, Additional Paid-In Capital” for a discussion of existing material agreements.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

A description of our Memorandum of Association can be found in our Registration Statement on Form F-3ASR filed with the SEC on April 28, 2023, which is hereby incorporated by reference into this annual report. For more complete information, you should read the material terms of our Memorandum of Association and Bye-laws, which are filed as exhibits to this annual report.

Our Memorandum of Association has previously been filed as Exhibit 3.1 to our Registration Statement on Form F-4 (Registration No. 333-115705) filed with the SEC on May 25, 2004, and is hereby incorporated by reference into this annual report as Exhibit 1.1.

At the 2007 Annual General Meeting of the Company, the shareholders voted to amend our Bye-laws to ensure conformity with recent revisions to the Companies Act 1981 of Bermuda, as amended. These amended Bye-laws, as adopted by our shareholders on September 28, 2007, and as further amended on September 20, 2013, September 23, 2016 and September 30, 2022 are hereby incorporated by reference into this annual report as Exhibits 1.2, 1.3, 1.4 and 1.5, respectively.

C. MATERIAL CONTRACTS

As of March 17, 2025, we have not entered into any new material contracts in the last two years, other than those entered in the ordinary course of business or already attached in the exhibits.

We also refer you to “Item 4. Information on the Company -A. History and Development of the Company,” “Item 5. Operating and Financial Review and Prospects -B. Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions -B. Related Party Transactions” for a discussion of existing material agreements.

D. EXCHANGE CONTROLS

The Bermuda Monetary Authority (the “BMA”), must give permission for all issuances and transfers of securities of a Bermuda exempted company like us. We have received a general permission from the BMA to issue any unissued common shares, and for the free transferability of the common shares as long as our common shares are listed on the NYSE. Our common shares may therefore be freely transferred among persons who are non-residents of Bermuda.

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

E. TAXATION

U.S. Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury Department regulations (the “Treasury Regulations”), administrative rulings and pronouncements and judicial decisions, all as of the date of this annual report. Unless otherwise noted, references to the "Company" include our Subsidiaries. This discussion assumes that we do not have an office or other fixed place of business in the United States.

Taxation of the Company's Shipping Income: In General

We anticipate that we will derive a significant portion of our gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease from time or voyage charters and the performance of services directly related thereto, which we refer to as "shipping income".

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. We are not permitted by law to engage in transportation that gives rise to 100% U.S. source income.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to U.S. federal income tax.

Based upon our anticipated shipping operations, our vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. federal income taxation under Section 883 of the Code, we will be subject to U.S. federal income taxation, in the manner discussed below, to the extent our shipping income is considered derived from sources within the United States.

Application of Section 883 of the Code

Under the relevant provisions of Section 883 of the Code (“Section 883”), we will be exempt from U.S. federal income taxation on our U.S. source shipping income if:

(i)It is organized in a "qualified foreign country," which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, and which we refer to as the Country of Organization Requirement; and
(ii)It can satisfy any one of the following two stock ownership requirements for more than half the days during the taxable year:
•our stock is "primarily and regularly traded on an established securities market" located in the United States or a "qualified foreign country," which we refer to as the Publicly-Traded Test; or
•more than 50% of our stock, in terms of value, is beneficially owned by any combination of one or more individuals who are residents of a "qualified foreign country" or foreign corporations that satisfy the Country of Organization Requirement and the Publicly-Traded Test, which we refer to as the 50% Ownership Test.

The U.S. Treasury Department has recognized Bermuda, the country of our incorporation and certain of our subsidiaries, as a "qualified foreign country". In addition, the U.S. Treasury Department has recognized Liberia, the Marshall Islands, Malta and Cyprus, the countries of incorporation of certain of our vessel-owning subsidiaries, as "qualified foreign countries". Accordingly, we and our vessel-owning subsidiaries satisfy the Country of Organization Requirement.

Therefore, our eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements.

As discussed below, for the 2024 taxable year we believe we satisfied the Publicly-Traded Test, since on more than half the days in the taxable year we believe our common shares were primarily and regularly traded on the NYSE, an established securities market in the United States.

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

For our 2024 taxable year, we do not believe that we were subject to the 5 Percent Override Rule and, therefore, we believe that we satisfied the Publicly-Traded Test. There are, however, factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption and thereby become subject to U.S. federal income tax on its U.S. source shipping income. For example, Hemen owned as much as approximately 17.7% of our outstanding common shares during the 2024 year. There is, therefore, a risk that we could no longer qualify for exemption under Section 883 for a particular taxable year if other 5% Shareholders were, in combination with Hemen, to own 50% or more of our outstanding common shares on more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances as to the tax-exempt status of us or any of our subsidiaries.

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

Taxation in Absence of the Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income, our U.S. source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the "4% gross basis tax regime". Since, under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, would never exceed 2% under the 4% gross basis tax regime.

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

Distributions

Subject to the discussion below of passive foreign investment companies (“PFICs”), any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.

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

There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

Although there is no legal authority directly on point, we believe that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering activities of our wholly-owned subsidiaries more likely than not constitutes services income, rather than rental income. Correspondingly, we believe that such income does not constitute "passive income", and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service (“IRS”), pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. This position is principally based upon the positions that (1) our time charter income will constitute services income, rather than rental income, and (2) Golden Ocean Management, which provide services to certain of our time chartered vessels, will be respected as separate entities from Golden Ocean Charterer, with which they are affiliated. Based on our current and anticipated chartering activities, we do not believe that we will be treated as a PFIC for the current or future taxable years, although no assurance can be given in this regard. We intend to take the position that we were not treated as a PFIC for our 2024 taxable year.

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
•the amount allocated to the current taxable year and any taxable years before we became a PFIC would be taxed as ordinary income; and
•the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

Bermuda Taxation

Under current Bermuda law, we are not subject to tax on income or capital gains. We have received an assurance from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended (the “Tax Protection Act”), that in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 31, 2035. We could be subject to taxes in Bermuda after that date. This assurance is subject to the proviso that it is not to be construed to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provision of the Land Tax Act 1967 or otherwise payable in relation to any property leased to us. We and our subsidiaries incorporated in Bermuda pay annual government fees to the Bermuda government.

In December 2023, Bermuda passed into law the Corporate Income Tax 2023 (the “Corporate Income Tax Act”) in response to the OECD’s Pillar Two global minimum tax initiative to impose a 15% corporate income tax that will be effective for fiscal years beginning on or after January 1, 2025, providing time to Bermuda multinational groups that are in scope to transition and make the necessary adjustments.

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

Changes in Global Tax Laws

Long-standing international tax initiatives that determine each country’s jurisdiction to tax cross-border international trade and profits are evolving as a result of, among other things, initiatives such as the Anti-Tax Avoidance Directives, as well as the Base Erosion and Profit Shifting reporting requirements, mandated and/or recommended by the EU, G8, G20 and Organization for Economic Cooperation and Development, including the imposition of a minimum global effective tax rate for multinational businesses regardless of the jurisdiction of operation and where profits are generated (“Pillar Two”). As these and other tax laws and related regulations change (including changes in the interpretation, approach and guidance of tax authorities), our financial results could be materially impacted. Given the unpredictability of these possible changes and their potential interdependency, it is difficult to assess whether the overall effect of such potential tax changes would be cumulatively positive or negative for our earnings and cash flow, but such changes could adversely affect our financial results.

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

F. DIVIDENDS AND PAYING AGENTS

Not Applicable.

G. STATEMENT BY EXPERTS

Not Applicable.

H. DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”). In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, are available at http://www.sec.gov. In addition, documents referred to in this annual report may be inspected at our principal executive offices at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda HM 08. Our filings are also available on our website at www.sflcorp.com. The information on our website, however, is not, and should not be deemed to be a part of this annual report.

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

As of December 31, 2024, we had entered into currency rate contracts with a total notional principal of NOK600 million ($67.5 million), to hedge against fluctuations in exchange rates on our NOK600 million senior unsecured bonds due 2025. During the year ended December 31, 2024, we purchased and redeemed early in full, the outstanding bond with principal amount of NOK590 million. The net amount of debt outstanding as of December 31, 2024 was NOK0 million (2023: NOK590 million). In conjunction with this redemption, the related swaps were de-designated. Under these swap contracts, variable NIBOR interest rates including additional margins are swapped for variable SOFR rates including additional margins. These cross currency swap contracts expired in January 2025 and the final exchange of principal amounts had an effective exchange rate of NOK8.88 = $1. We estimate that we would pay $14.9 million to terminate them as of December 31, 2024 (December 31, 2023: pay $9.0 million). The additional interest rate swap that effectively swap the variable SOFR for a fixed rate matured in October 2024.

Similarly, during the year ended December 31, 2024, we entered into cross currency interest rate swap contracts with a total notional principal of NOK750 million ($69.4 million), to hedge against fluctuations in floating interest rates and exchange rates on our NOK750 million senior unsecured bonds due 2029. The net amount of debt outstanding as of December 31, 2024 was NOK724 million (2023: NOK0 million). Under these contracts, variable NIBOR interest rates including additional margins are swapped for a fixed interest rate. The eventual settlement of the bonds will have an effective exchange rate of NOK10.80 = $1. These contracts expire in September 2029 and we estimate that we would receive $2.4 million to terminate them as of December 31, 2024 (December 31, 2023: $0.0 million).

As of December 31, 2024, we and our consolidated subsidiaries had entered into interest rate and cross currency interest rate swap contracts with a combined notional principal amount of $0.5 billion (December 31, 2023: $0.4 billion). Under these contracts, variable SOFR or NIBOR interest rates plus applicable credit adjustment spreads are swapped for fixed interest rates. The fixed interest rates, including the impact of credit adjustment spreads, are between 0.19% per annum and 6.47% per annum. These interest rate swap agreements mature between January 2025 and January 2030, and we estimate that we would receive $15.5 million to terminate them as of December 31, 2024 (December 31, 2023: receive $18.2 million).

The overall effect of our cross currency and interest rate swaps is to fix the interest rate on approximately $0.5 billion of our floating rate debt as of December 31, 2024 (December 31, 2023: $0.4 billion). As of December 31, 2024, the weighted average interest rate for our floating rate debt denominated in U.S. dollars and Norwegian kroner which takes into consideration the effect of our interest rate and cross currency swaps is 5.96% per annum including margin (December 31, 2023: 6.49%).

Some of our charter contracts contain interest adjustment clauses, whereby the charter rate is adjusted to reflect the actual interest rate levels during the charter period, effectively transferring interest rate exposure to the counterparty under such charter contracts. As of December 31, 2024, the total implicit capital amount subject to such adjustments was equivalent to $0.1 billion (December 31, 2023: $0.1 billion). None of this was subject to interest rate swaps entered into for the benefit of the charterer.

As of December 31, 2024, our net exposure, including equity-accounted subsidiaries, to interest rate fluctuations on our outstanding floating rate debt denominated in U.S. dollars and Norwegian kroner was $0.9 billion, compared with $0.7 billion as of December 31, 2023. Our net exposure to interest fluctuations is based on our total of $1.6 billion floating rate debt outstanding as of December 31, 2024, less the $0.5 billion notional principal of our interest rate swaps and the $0.1 billion remaining floating rate debt subject to interest adjustment clauses under charter contracts. A one percent change in interest rates would thus increase or decrease net exposure by approximately $9.5 million per year as of December 31, 2024 (December 31, 2023: $7.1 million per year).

As of March 17, 2025, we were not party to any other interest rate or currency derivative contracts.

We may in the future enter into short-term Total Return Swap ("TRS") arrangements relating to our own shares and bonds or securities in other companies.

Apart from our NOK750 million due 2029 floating rate bonds, which have been hedged, the majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

a)    Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) and 15d-15(e) of the Exchange Act, management assessed the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of the evaluation date.

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of our internal control over financial reporting pursuant to Rule 13a-15 of the Exchange Act, as of December 31, 2024. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our internal control over financial reporting were effective as of December 31, 2024.

c)    Attestation report of the registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2024, has been audited by EY, an independent registered public accounting firm, as stated in their report dated March 17, 2025, which is included below under the heading “Item 18—Financial Statements—Report of Independent Registered Public Accounting Firm”.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2024 and 2023 was Ernst & Young AS (PCAOB Firm ID number: 1572). The following table sets forth the fees related to audit and other services provided by our principal accountant.

	2024	2023
Audit Fees (a)	$908,136	$724,869
Audit-Related Fees (b)	$132,542	$124,918
Tax Fees (c)	30,381	—
All Other Fees (d)	$—	$—
Total (e)	$1,071,059	$849,787
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

(e)Audit Committee's Pre-Approval Policies and Procedures
Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X, that require the Board of Directors to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by us. All services provided by the principal auditor in 2024 and 2023 were approved by the Board of Directors pursuant to the pre-approval policy.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

On May 8, 2023, the Board of Directors authorized the Share Repurchase Program for the repurchase of up to an aggregate of $100.0 million of our common shares. The authorization was reconfirmed during the year ended December 31, 2024 and is valid until June 2025. In 2023, we acquired a total of 1,095,095 shares under the Share Repurchase Program. We have $89,847,972 remaining under the authorized Share Repurchase Program. As of the date of this annual report, no further shares have been repurchased.

The below table presents a summary of the common shares repurchased by us under the Share Repurchase Program for the years ended December 31, 2023 and December 31, 2024.

Issuer Purchases of Equity Securities
Period	(a) Total number of common shares purchased	(b) Average price paid per common share	(c) Total number of common shares purchased as part of publicly announced plans or programs	(d) Approximate dollar value of shares that may yet be purchased under the plans or programs (1)(2)
May 8, 2023 - May 31, 2023	—	—	—	$100,000,000
June 1, 2023 - June 30, 2023	527,417	$9.15	527,417	$95,175,496
July 1, 2023 - July 31, 2023	567,678	$9.38	567,678	$89,847,972
August 1, 2023 - December 31, 2023	—	—	—	$89,847,972
January 1, 2024 - December 31, 2024	—	—	—	$89,847,972
Total as of December 31, 2024	1,095,095	$9.27	1,095,095	$89,847,972

(1) The specific timing and amounts of the repurchases will be in our sole discretion and may vary based on market conditions and other factors. We are not obligated under the terms of the program to repurchase any of our common shares.

(2) From January 1, 2025 to the date of this annual report, no further shares have been repurchased.

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

Executive Sessions. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. While Bermuda law and our Bye-laws do not require our non-management directors to regularly hold executive sessions without management, our non-management directors hold such sessions without management when deemed appropriate.

Nominating and Corporate Governance Committee. The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. Our nominating and corporate governance was set up in June 2024 and currently consists of James O'Shaughnessy, Kathrine A. Fredriksen and Gary Vogel. As permitted under Bermuda law, our nominating and corporate governance committee may in the future not consist entirely of independent directors.

Compensation Committee. The NYSE requires that a listed U.S. company have a compensation committee composed entirely of independent directors and have a committee charter addressing the purpose, responsibility, rights and performance evaluation of the committee. As a foreign private issuer we are exempt from this rule and may comply with it voluntarily. Our Compensation Committee currently consists of Gary Vogel, Will Homan-Russell and James O'Shaughnessy, both of whom are considered "independent" according to NYSE's standards for independence. As permitted under Bermuda law, our compensation committee may in the future not consist entirely of independent directors.

Audit Committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Rule 10A-3 under the Exchange Act, our audit committee consists of two independent members of our Board of Directors, James O’Shaughnessy and Will Homan-Russell. Additionally, our Board of Directors has determined that James O’Shaughnessy qualifies as an “audit committee financial expert” for purposes of SEC rules and regulations. We have determined that a director may sit on the board of three or more other companies' audit committees and such simultaneous service would not impair the ability of such member to effectively serve on the Board or Audit Committee of our Company. For more information, please see “Item 6.A. Directors and Senior Management”.

ESG Committee. We established the Environmental, Social and Governance Committee, or the ESG Committee in June 2024 to oversee our sustainability initiatives. The ESG Committee is responsible for managing ESG-related risks and ensuring our policies, programs, reporting, and practices align with its sustainability commitments. Kathrine A. Fredriksen, Keesjan Cordia and Will Homan-Russell are members of the ESG Committee.

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

Quorum. The NYSE “gives careful consideration” to provisions that fix a quorum for shareholders’ meetings that is less than a majority of outstanding shares, but in general the NYSE has not objected to reasonably lesser quorum requirements in cases where the companies have agreed to make general proxy solicitations for future meetings of shareholders. We follow applicable Bermuda laws with respect to quorum requirements. Our quorum requirement is set forth in its bye-laws, which provide that a quorum for the transaction of business at any meeting of shareholders is two or more shareholders either present in person or represented by proxy.

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.    INSIDER TRADING POLICIES

Our Board of Directors has adopted an insider trading policy governing the purchase, sale and other dispo sitions of our securities by our officers, directors and employees. Copies of our insider trading policies were included as exhibits to our 2023 Annual Report on Form 20-F filed with the SEC on March 14, 2024.

ITEM 16K.    CYBER SECURITY

Risk management and strategy:

Our cybersecurity risk management program consists of:
a.An overall strategy to develop, improve and maintain its cybersecurity processes, policies, and governance frameworks that have been integrated into our existing risk management framework.
b.Detailed set of cybersecurity policies and procedures.
c.Investment in IT security and a dedicated cybersecurity team.
d.Engaging external cybersecurity service providers.
e.Leveraging third-party cybersecurity tools and technologies.
f.Robust training plan for all its employees.
g.Governance - Board and management oversight.

The underlying control framework of our cybersecurity program is based on recognized best practices and standards set by the U.S. National Institute of Standards and Technology, which organizes cybersecurity risks into five categories: identify, protect, detect, respond and recover.

We have established policies and procedures for all key aspects of our cybersecurity program including an information security policy, password policy, incident management policy, third-party security management policy, business continuity plans, cyber incident response plans and information security management system contingency plans.

As part of our cybersecurity strategy, we continue to expand our investments in IT security, including to identify and protect critical assets, strengthen, monitor and alert our information security management system and engage with cybersecurity experts. We have a dedicated Chief Information Security Officer (“CISO”), who has served within the IT department of related parties for over 20 years and is a Certified Cyber Risk Officer. We hold regular cybersecurity meetings, led by its CISO who is employed by related party Front Ocean Management AS, to assess and manage cybersecurity threats and to provide cybersecurity updates to senior management and the Board of Directors.

We have engaged a third-party IT cybersecurity firm to help integrate our information security management system to protect our operations. In addition, the third-party firm conducts risk and vulnerability assessments to identify cybersecurity weaknesses and recommend enhancements.

We leverage several third-party tools and technologies as part of our efforts to enhance our cybersecurity functions. This includes a third-party security firm which performs continuous vulnerability assessments on our IT infrastructure. As part of our established cybersecurity governance framework, we also assess potential cybersecurity threats related to the third-party providers and counterparties.

We have a robust training program for our employees that covers our cybersecurity risk management program and other Company policies and practices to ensure compliance therewith and to promote best practices. We regularly provide cybersecurity awareness trainings to employees to increase awareness of cybersecurity threats.

Governance

The Board of Directors considers cybersecurity risk as part of its risk oversight function and oversees our cybersecurity risk exposures and the steps taken by management to monitor and mitigate cybersecurity risks. The Board of Directors ensures allocation and prioritization of resources and overall strategic direction for cybersecurity and ensures alignment with our overall strategy.

The Board of Directors has delegated the day-to-day oversight of cybersecurity and other technology risks to the CISO, who closely coordinates with the IT and compliance departments and engages with third-party cybersecurity providers.

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

Cybersecurity Threats

For the year ended December 31, 2024 through the date of this annual report, we are not aware of any material risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. Please also see Item 3. Key Information—D. Risk Factors—“We rely on our information security management system to conduct our business, and failure to protect this system against security breaches could adversely affect our business and results of operations, including on our vessels. Additionally, if this system fails or becomes unavailable for any significant period of time, our business could be harmed.”

PART III

ITEM 17.    FINANCIAL STATEMENTS

See Item 18.

ITEM 18.    FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-54 are filed as part of this annual report:

Financial Statements: SFL Corporation Ltd.

ITEM 19.               EXHIBITS

Number	Description of Exhibit
1.1*	Memorandum of Association of Ship Finance International Limited (the "Company"). (1)

1.2*	Amended and Restated Bye-laws of the Company, as adopted on September 28, 2007. (2)

1.3*	Amended and Restated Bye-laws of the Company, as adopted on September 20, 2013. (3)

1.4*	Amended and Restated Bye-laws of the Company, as adopted on September 23, 2016. (4)

1.5*	Amended and Restated Bye-laws of the Company, as adopted on September 30, 2022. (5)

2.1*	Form of Common Stock Certificate of the Company. (5)

2.2*	Description of Securities of the Company. (7)

4.9*	Share Option Scheme. (8)

4.23*
Second Supplemental Indenture by and among Ship Finance International Ltd. And U.S. Bank National Association, as Trustee, dated April 23, 2018 to Indenture dated October 5, 2016 for 4.875% Convertible Senior Notes due 2023. (9)

4.24*	Bond Agreement dated May 7, 2021, relating to SFL Corporation Ltd. 7.25% USD 200,000,000 senior unsecured sustainability-linked bonds 2021/2026. (10)

4.25*	Bond Agreement dated February 1, 2023, relating to SFL Corporation Ltd. 8.875% USD 150,000,000 senior unsecured sustainability-linked bonds 2023/2027. (11)

4.26	Bond Agreement dated April 19, 2024, relating to SFL Corporation Ltd. 8.25% USD 150,000,000 senior unsecured sustainability-linked bonds 2024/2028.

4.27	Bond Agreement dated September 23, 2024, relating to SFL Corporation Ltd. NOK senior unsecured bonds 2024/2029.

8.1	Significant Subsidiaries of the Company.

11.1*	The Company's Policies and Procedures to Detect and Prevent Insider Trading. (13)

11.2*	The Company's Insider Trading Policy relating to the Company's Bonds listed on Oslo Børs. (14)

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young AS)

15.2	Consent of Independent Registered Public Accounting Firm (MSPC)

97.1*	The Company's Clawback Policy, effective October 2, 2023. (15)

* Incorporated herein by reference.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

(1)Filed as Exhibit 3.1 to the Company's Registration Statement on Form F-4 filed on May 21, 2004 and is incorporated by reference herein.
(2)Filed as Exhibit 1 to the Company’s Form 6-K filed on October 22, 2007 and is incorporated by reference herein.
(3)Filed as Exhibit 1.3 to the Company's 2014 Annual Report filed on Form 20-F on April 9, 2015 and is incorporated by reference herein.
(4)Filed as Exhibit 1 to the Company’s Form 6-K filed on September 29, 2016 and is incorporated by reference herein.
(5)Filed as Exhibit 1.5 to the Company’s 2022 Annual Report filed on Form 20-F on March 16, 2023 and is incorporated by reference herein.
(6)Filed as Exhibit 4.1 to the Company's Registration Statement on Form F-4 filed on May 21, 2004 and is incorporated by reference herein.
(7)Filed as Exhibit 2.2 to the Company’s 2019 Annual Report filed on Form 20-F filed on March 27, 2020 and is incorporated by reference herein.
(8)Filed as Exhibit 2.2 of the Company's 2006 Annual Report as filed on Form 20-F on July 2, 2007 and is incorporated by reference herein.
(9)Filed as Exhibit 99.2 of the Company’s report on Form 6-K filed on April 24, 2018 and is incorporated by reference herein.
(10) Filed as Exhibit 4.24 to the Company's 2021 Annual Report filed on Form 20-F on March 24, 2022 and is incorporated by reference herein.
(11) Filed as Exhibit 4.25 to the Company's 2022 Annual Report filed on Form 20-F on March 16, 2023 and is incorporated by reference herein.
(12) Filed as Exhibit 5.1 to the Company’s 2022 Annual Report filed on Form 20-F on March 16, 2023 and is incorporated by reference herein.
(13) Filed as Exhibit 11.1 to the Company’s 2023 Annual Report filed on Form 20-F on March 14, 2024 and is incorporated by reference herein.
(14) Filed as Exhibit 11.2 to the Company’s 2023 Annual Report filed on Form 20-F on March 14, 2024 and is incorporated by reference herein.
(15) Filed as Exhibit 97.1 to the Company’s 2023 Annual Report filed on Form 20-F on March 14, 2024 and is incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SFL Corporation Ltd.
(Registrant)

Date:	March 17, 2025	By:	/s/ Aksel C. Olesen
Aksel C. Olesen
Principal Financial Officer

SFL Corporation Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of SFL Corporation Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SFL Corporation Ltd. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 17, 2025 expressed an unqualified opinion thereon.

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
The carrying value of the Company’s vessels, rigs, and equipment, net was $3,552,298 thousand as of December 31, 2024. As explained in Note 2 to the consolidated financial statements, the Company evaluates assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If impairment indicators are identified, the Company assesses the recoverability of the carrying value of the asset by estimating its future undiscounted cash flows (“recoverability test”). Management conducted a recoverability test for nine vessels and one rig, where impairment indicators were identified, and concluded that their carrying values were recoverable as of December 31, 2024.

Auditing the Company’s recoverability test was complex due to the estimation uncertainty and judgement around assumptions used in the future undiscounted cashflow analysis. The significant assumptions used in the analysis included estimation of future charter or drilling rates and utilization rates for the vessels and rig. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

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

To test the significant assumptions, we assessed the reasonableness of estimated future charter or drilling rates by comparing them to average historical rates achieved by the Company, historical rates reported by an independent market research firm, and future rates in executed charter agreements. We assessed the vessel and rig utilization assumptions by comparing them to the historical utilization of the Company’s vessels and rigs, market utilization reports, along with performing sensitivity analyses.

We assessed the adequacy of the vessel impairment disclosures as included in Note 2 of the consolidated financial statements.

/s/ Ernst & Young AS

We have served as the Company’s auditor since 2023.

Oslo, Norway
March 17, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of SFL Corporation Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited SFL Corporation Ltd.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, SFL Corporation Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2024 consolidated financial statements of the Company and our report dated March 17, 2025, expressed an unqualified opinion thereon.

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

/s/ Ernst & Young AS

Oslo, Norway
March 17, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PREDECESSOR)

To the Board of Directors and Stockholders of SFL Corporation Ltd.

Opinion on the Financial Statements

We have audited, the accompanying consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company’s results of its operations and its cash flows for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

We served as the Company’s auditor since 2004 and became the predecessor auditor in 2023.

New York, New York
March 16, 2023

SFL Corporation Ltd.

 CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2024, 2023 and 2022
(in thousands of $, except per share amounts)

	2024	2023	2022
Operating revenues
Time charter revenues	619,384	544,434	475,988
Voyage charter and pool revenues	18,909	33,648	72,362
Bareboat charter revenues	—	—	58,953
Drilling contract revenues	236,650	146,890	18,775
Interest income – sales-type, direct financing leases and leaseback assets	2,439	6,192	8,916
Service revenues – direct financing leases	—	—	1,746
Profit sharing revenues	16,679	13,162	27,830
Other operating income	10,343	7,960	5,823
Total operating revenues	904,404	752,286	670,393
Gain on sale of assets and termination of charters, net	5,374	18,670	13,228
Operating expenses
Vessel and rig operating expenses	343,303	293,756	205,143
Depreciation	239,181	214,062	187,827
Vessel impairment charge	—	7,389	—
Administrative expenses	20,577	15,565	15,177
Total operating expenses	603,061	530,772	408,147
Net operating income	306,717	240,184	275,474
Non-operating income / (expense)
Interest income – long term loans to associated companies	4,576	4,563	4,563
Interest income – other	9,189	9,073	3,410
Interest expense	(182,985)	(167,010)	(117,339)
(Loss)/gain on investments in debt and equity securities	(854)	(1,912)	18,171
Loss on purchase of bonds and debt extinguishment	(1,317)	(540)	—
Dividend income	645	1,246	128
Other financial items, net	2,515	(1,192)	15,528
Equity in earnings of associated companies	2,798	2,848	2,833
Income before taxes	141,284	87,260	202,768
Tax expense	(10,631)	(3,323)	—
Net income	130,653	83,937	202,768
Per share information:
Basic earnings per share	$1.01	$0.67	$1.60
Weighted average number of shares outstanding, basic	129,391	126,249	126,789
Diluted earnings per share	$1.01	$0.66	$1.53
Weighted average number of shares outstanding, diluted	130,000	126,584	137,377
Cash dividend per share declared and paid	$1.07	$0.97	$0.88

The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31, 2024, 2023 and 2022
(in thousands of $)

	2024	2023	2022
Comprehensive income, net of tax
Net income	130,653	83,937	202,768
Fair value adjustments to hedging financial instruments	525	(8,787)	18,602
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	(1,712)	4,607	—
Earnings reclassification of previously deferred fair value adjustments to investment securities classified as available-for-sale securities	—	—	(631)
Other comprehensive loss	(101)	(35)	(63)
Other comprehensive income/(loss), net of tax	(1,288)	(4,215)	17,908
Comprehensive income	129,365	79,722	220,676

 The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.
CONSOLIDATED BALANCE SHEETS
as of December 31, 2024 and 2023
(in thousands of $)

	2024	2023
ASSETS
Current assets
Cash and cash equivalents	134,551	165,492
Investment in debt and equity securities	3,736	5,104
Due from related parties	5,201	3,532
Trade accounts receivable	36,821	41,190
Other current assets	66,010	29,267
Inventories	17,386	11,728
Prepaid expenses and accrued income	17,057	16,489
Investment in sales-type leases, current portion	35,135	20,640
Financial instruments at fair value, current portion	121	4,617
Total current assets	316,018	298,059
Vessels, rigs and equipment, net	3,552,298	2,654,733
Vessels under finance lease, net	—	573,454
Investment in sales-type leases, long-term portion	—	35,099
Investment in associated companies	16,382	16,473
Capital improvements in progress and newbuildings	162,254	86,058
Loans and long term receivables from related parties including associates	45,000	45,000
Financial instruments at fair value, long-term portion	15,523	13,608
Other long-term assets	294	8,905
Total assets	4,107,769	3,731,389
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	689,045	432,918
Finance lease liability, current portion	—	419,341
Due to related parties	1,296	2,890
Trade accounts payable	34,305	30,259
Accrued expenses	51,429	39,187
Financial instruments at fair value, current portion	14,884	12,366
Other current liabilities	36,898	32,234
Total current liabilities	827,857	969,195
Long-term liabilities
Long-term debt	2,150,417	1,713,828
Financial instruments at fair value, long-term portion	103	8,965
Other long-term liabilities	970	4
Total liabilities	2,979,347	2,691,992
Commitments and contingent liabilities
Stockholders' equity
Share capital ($0.01 par value; 300,000,000 shares authorized; 146,803,619 shares issued and 145,708,524 shares outstanding as of December 31, 2024). ($0.01 par value; 300,000,000 shares authorized; 138,562,173 shares issued and 137,467,078 shares outstanding as of December 31, 2023).	1,468	1,386
Additional paid-in capital	716,233	618,164
Treasury stock	(10,174)	(10,174)
Contributed surplus	417,684	424,562
Accumulated other comprehensive income	3,211	4,499
Retained earnings	—	960
Total stockholders' equity	1,128,422	1,039,397
Total liabilities and stockholders' equity	4,107,769	3,731,389
The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.
 CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2024, 2023 and 2022
(in thousands of $)

	2024	2023	2022
Operating activities
Net income	130,653	83,937	202,768
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	239,181	214,062	187,827
Amortization of deferred charges	7,580	7,731	7,209
Amortization of deferred charter revenue	(1,062)	(1,428)	3,282
Vessel impairment charge	—	7,389	—
Adjustment of derivatives to fair value recognized in net income	4,708	8,374	(17,142)
(Gain)/loss on investments in debt and equity securities	854	1,912	(18,171)
Equity in earnings of associated companies	(2,798)	(2,848)	(2,833)
Gain on sale of assets	(5,374)	(18,670)	(13,228)
Repayments from investment in sales-type, direct financing and leaseback assets	8,640	13,906	17,025
Loss on repurchase of bonds	1,317	540	—
Other, net	(1,401)	2,013	1,381
Changes in operating assets and liabilities
Trade accounts receivable	4,302	(20,941)	(9,033)
Due to/ from related parties	(3,194)	1,821	4,836
Other current assets	(31,151)	(3,127)	(11,026)
Inventories	(5,657)	4,666	(6,271)
Prepaid expenses and accrued income	(2,026)	638	(10,725)
Trade accounts payable	4,045	22,372	6,118
Accrued expenses and other current liabilities	21,244	20,742	13,108
Net cash provided by operating activities	369,861	343,089	355,125
Investing activities
Purchase of vessels, capital improvements and other additions	(644,859)	(264,418)	(602,499)
Proceeds from sale of vessels	22,744	156,200	83,333
Net amounts received from associated companies	2,810	2,919	2,916
Proceeds from redemption of debt and equity securities	—	—	14,989
Collateral deposits received on swap agreements	2,100	1,680	2,173
Other investments and long-term assets, net	(300)	(275)	—
Net cash used in investing activities	(617,505)	(103,894)	(499,088)
Financing activities
Repayments of lease obligation liability	(419,341)	(53,654)	(51,204)
Proceeds from issuance of short-term and long-term debt	1,398,389	944,585	959,595
Repayments of short-term and long-term debt	(556,730)	(781,122)	(611,310)
Repurchase of bonds	(133,117)	(205,848)	—
Debt fees paid	(13,723)	(12,448)	(7,142)
Principal settlements of cross currency swaps, net	(16,534)	(20,412)	—
Cash received/(paid) for shares issued or repurchased	96,250	(10,174)	—
Cash dividends paid	(138,491)	(122,992)	(111,574)
Net cash provided by/(used in) financing activities	216,703	(262,065)	178,365
Net change in cash and cash equivalents	(30,941)	(22,870)	34,402
Cash and cash equivalents at start of the year	165,492	188,362	153,960
Cash and cash equivalents at end of the year	134,551	165,492	188,362

	2024	2023	2022
Cash and cash equivalents:
Cash and cash equivalents	134,551	165,492	188,362
Cash and cash equivalents at end of the year	134,551	165,492	188,362

Supplemental disclosure of cash flow information:
Interest paid on debt, swaps and leases, net of capitalized interest	161,237	148,505	109,682
Taxes paid	8,294	1,986	—

Details of non-cash investing and financing activities are provided in Note 23 - Share Capital, Additional Paid-In Capital And Contributed Surplus.

The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2024, 2023 and 2022
(in thousands of $, except number of shares)

	2024	2023	2022
Number of shares outstanding
At beginning of year	137,467,078	138,562,173	138,551,387
Shares issued	8,242,146	—	10,786
Shares cancelled	(700)	—	—
Shares repurchased	—	(1,095,095)	—
At end of year	145,708,524	137,467,078	138,562,173
Share capital
At beginning of year	1,386	1,386	1,386
Shares issued	82	—	—
At end of year	1,468	1,386	1,386
Additional paid-in capital
At beginning of year	618,164	616,554	621,037
Impact of adoption of Accounting Standards Update ("ASU") 2020-06	—	—	(5,863)
Amortization of stock-based compensation	1,650	1,610	1,380
Shares issued- share option, dividend reinvestment and other schemes	96,419	—	—
At end of year	716,233	618,164	616,554
Treasury stock
At beginning of year	(10,174)	—	—
Treasury stock at cost (2024: 0, 2023: 1,095,095 and 2022: 0 shares)	—	(10,174)	—
At end of year	(10,174)	(10,174)	—
Contributed surplus
At beginning of year	424,562	424,562	461,818
Dividends declared	(6,878)	—	(37,256)
At end of year	417,684	424,562	424,562
Accumulated other comprehensive income/(loss)
At beginning of year	4,499	8,714	(9,194)
Other comprehensive income/(loss)	(1,288)	(4,215)	17,908
At end of year (see breakdown below)	3,211	4,499	8,714
Retained earnings / (accumulated deficit)
At beginning of year	960	40,015	(92,720)
Impact of adoption of ASU 2020-06	—	—	4,285
Net income	130,653	83,937	202,768
Dividends declared	(131,613)	(122,992)	(74,318)
At end of year	—	960	40,015
Total stockholders' equity	1,128,422	1,039,397	1,091,231

Accumulated other comprehensive income/(loss)	2024	2023	2022
Fair value adjustments to hedging financial instruments	3,739	4,926	9,106
Other items	(528)	(427)	(392)
Accumulated other comprehensive income	3,211	4,499	8,714

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

As of December 31, 2024, the Company owned 18 tankers, 15 dry bulk carriers, 29 container vessels, seven car carriers and two drilling rigs. The Company also partly own four leased-in container vessels in our associated companies. (See Note 18: Investment in Associated Companies). In addition, the Company has contracted to acquire five 16,800 TEU container vessels, currently under construction and expected to be delivered in 2028. (See Note 14: Capital Improvements in Progress and Newbuildings).

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

Consolidation of variable interest entities

A variable interest entity is defined in Accounting Standards Codification ("ASC") Topic 810 "Consolidation" ("ASC 810") as a legal entity where either (a) the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated support; (b) equity interest holders as a group lack either (i) the power to direct the activities of the entity that most significantly impact on its economic success, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

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

Revenue and expense recognition

The Company generates revenues from time charter hire, bareboat charter hire, direct financing lease interest income, sales-type lease interest income, leaseback assets interest income, direct financing lease service revenues, profit sharing arrangements, drilling contract revenue, voyage charters and other freight billings, from its vessels and offshore related assets.

In a time charter voyage, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer and carries only lawful or non-hazardous cargo. In a time charter contract, the Company is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance, lubrication oil and other costs relevant to operate the vessel. The charterer bears the voyage related costs such as bunker expenses, port charges, and canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. The time charter contracts are either operating or direct financing or sales type leases. Where time charters and bareboat charters are considered operating leases, revenues are recorded over the term of the charter as a service is provided. When a time charter contract is linked to an index, the Company recognizes revenue for the applicable period based on the actual index for that period.

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

In a voyage contract, the Company bears all voyage related costs such as fuel costs, port charges and canal tolls. To recognize costs incurred to fulfill a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered. The costs incurred during the period prior to commencement of loading the cargo, primarily bunkers, are deferred as they represent setup costs and recorded as a current asset and are subsequently amortized on a straight-line basis as the Company satisfies the performance obligations under the contract. Costs incurred to obtain a contract, such as commissions, are also deferred and expensed over the same period.

For our vessels operating under revenue sharing agreements, or in pools, revenues and voyage expenses are pooled and allocated to each pool’s participants in accordance with an agreed-upon formula. Revenues generated through revenue sharing agreements are presented gross when the Company is considered the principal under the charter parties with the net income allocated under the revenue sharing agreement presented as within voyage charter income. For revenue sharing agreements that meet the definition of a lease, the Company accounts for such contracts as variable rate operating leases and recognize revenue for the applicable period based on the actual net revenue distributed by the pool.

The activities that drive the revenue earned from our drilling contract primarily includes providing a drilling rig and the crew and supplies necessary to operate the rig, but may also in the future include mobilizing and demobilizing the rig to and from the drill site and performing rig preparation activities and/or modifications required for the contract with a customer. The Company accounts for these integrated services as a single performance obligation that is (i) satisfied over time and (ii) comprised of a series of distinct time increments of service.

We recognize drilling contract revenues for activities that correspond to a distinct time increment of service within the contract term in the period when the services are performed. The Company recognizes consideration for activities that are (i) not distinct within the context of our contracts and (ii) do not correspond to a distinct time increment of service, ratably over the estimated contract term. The Company determines the total transaction price for each individual contract by estimating both fixed and variable consideration expected to be earned over the term of the contract. The amount estimated for variable consideration may be constrained and is only included in the transaction price to the extent that it is probable that a significant reversal of previously recognized revenue will not occur throughout the term of the contract. When determining if variable consideration should be constrained, the Company considers whether there are factors outside of our control that could result in a significant reversal of revenue as well as the likelihood and magnitude of a potential reversal of revenue. The Company reassesses these estimates each reporting period as required.

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

As detailed in Note 25: Related Party Transactions, the Company has, or has had, profit sharing arrangements with Frontline Shipping Limited ("Frontline Shipping"), and Golden Ocean Group Limited ("Golden Ocean"). In addition, the Company's charter agreements relating to seven containerships chartered to Maersk on a time charter basis include an arrangement where the Company receives a share of the fuel savings, dependent on the price difference between IMO compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers. Also, scrubber related fuel savings revenue is earned by the Company in connection with a 4,900 CEU car carrier, Arabian Sea, on a six-year time charter with EUKOR Car Carriers Inc. (“Eukor”). As a result of the profit share mechanism, SFL is entitled to a share of the difference between the prices paid and the plats bunker prices at the time and place of bunkering. Amounts receivable under these arrangements are accrued on the basis of amounts earned at the reporting date.

Any contingent elements of rental income, such as profit share, fuel saving payments and interest rate adjustments, are recognized when the contingent conditions have materialized.

European Union’s Emissions Trading System (''EU ETS")

Effective January 1, 2024, the European Union's Emissions Trading System was expanded to include the maritime transportation sector. The scheme initially applies to cargo and passenger ships of 5,000 gross tons and above, covering voyages that begin, end, or pass through EU waters. The EU ETS operates through "emissions allowances," each granting the right to emit one metric ton of CO₂. The system applies to 100% of emissions for voyages between two EEA ports but only 50% for voyages between an EEA port and a non-EEA port. Companies must surrender allowances for 40% of their verified 2024 emissions by September 30, 2025. This percentage increases to 70% for 2025 emissions and reaches 100% from 2026 onward.

Emissions allowances ("EUAs") are valued based on market prices published in EUA market indices. The value of the EUAs issued to the Company, in accordance with its agreements with vessel charterers, is recognized in operating revenues at the time the voyage occurs within the consolidated statements of operations. Similarly, the value of the EUA obligations is recognized in voyage expenses as incurred within the condensed consolidated statements of operations.

In accordance with its charter agreements, the Group receives EUAs from charterers when a vessel is directed to perform an EU-regulated voyage. EUAs purchased by the Company or received from charterers are initially recognized as an asset. If the EUAs are acquired by the Company, they are recorded at cost, which reflects the purchase price. If the EUAs are received from charterers, they are recognized at their fair value on the date of receipt. All EUAs receivable or held by the Company are classified as "Other Current Assets" in the consolidated balance sheets if they are required to be surrendered within one year from the reporting date. Otherwise, they are classified as "Other Long term assets". See Note 12: Trade Accounts Receivable and Other Current Assets.

Liabilities arising from EUA obligations under the EU ETS that have not yet been surrendered are classified as "Other current liabilities" if settlement to the EU is due within one year from the reporting date. Otherwise, they are classified as "Other non-current liabilities". See Note 20: Other Current Liabilities.

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

Vessels, rigs and equipment

Vessels, rigs and equipment are recorded at historical cost less accumulated depreciation and, if appropriate, impairment charges. The cost of these assets less estimated residual value is depreciated on a straight-line basis over the estimated remaining economic useful life of the asset. The estimated economic useful life of our drilling rigs is 30 years and for all other vessels it is 25 years.

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

Special Periodic Survey ("SPS") for rigs

Costs related to periodic overhauls of drilling rigs are capitalized and amortized over the anticipated period between overhauls, which is generally five years. Related costs are primarily yard costs and the cost of employees directly involved in the work. The Company includes amortization costs for periodic overhauls in depreciation expense. Costs related to repair and maintenance activities are included in rig operating expenses and are expensed as incurred.

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

Investment in sales-type leases and direct financing leases

Leases (charters) of our vessels where the Company is the lessor are classified as either direct financing, sales-type leases, operating leases, or leaseback assets based on an assessment of the terms of the lease. For charters classified as direct financing leases, the minimum lease payments (reduced in the case of time chartered vessels by projected vessel operating costs) plus the estimated residual value of the vessel are recorded as the gross investment in the direct financing lease.

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

Historically, the Company chartered-in seven container vessels through sale and leaseback financing arrangements, under previously adopted ASC 840, with corresponding lease assets classified as "vessels under finance lease". Leases of vessels and equipment, where the Company has substantially all the risks and rewards of ownership, are classified as finance lease liabilities. Each lease payment is allocated between reduction in liability and finance charges to achieve a constant rate on the capital balance outstanding. The interest element of the capital cost is charged to the Consolidated Statements of Operations over the lease period. During the year ended December 31, 2024, the Company exercised purchase options and took redelivery of the seven vessels with associated finance lease liabilities.

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

Convertible bonds

Historically, the Company separately accounted for the liability and equity components of the convertible notes at issuance. The debt issuance costs related to the issuance of the convertible notes were also previously allocated to the liability and equity components based on their relative values. With the adoption of ASU 2020-06, from January 1, 2022, amounts for convertible notes, including debt issuance costs, that were previously classified within equity are now reclassified to the liability component, net of any remaining unamortized amounts. Debt issuance costs are amortized to interest expense, on a straight-line basis, over the term of the relevant convertible notes.

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

Earnings per share

Basic earnings per share ("EPS") is computed based on the income available to common shareholders and the weighted average number of shares outstanding for basic EPS. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

Share-based compensation

The Company accounts for share-based payments in accordance with ASC Topic 718 "Compensation – Stock Compensation" ("ASC 718"), under which the fair value of stock options issued to employees is expensed over the period in which the options vest. The Company uses the simplified method for making estimates of the expected term of stock options.

Recently Adopted Accounting Standards

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands annual and interim disclosure requirements for reportable segments. On adoption, the disclosure improvements will be applied retrospectively to prior periods presented. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company disclosures in respect of this ASU are included in Note 4 - Segment Information.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

The following is a brief discussion of a selection of recently released accounting pronouncements that are pertinent to the Company's business:

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"). This ASU requires entities to disclose specific information about certain costs and expenses in the notes to the financial statements for interim and annual reporting periods. The objective of the disclosure requirements is to provide disaggregated information about a public business entity's expenses to help investors (a) better understand the entity's performance, (b) better assess the entity's prospects for future cash flows, and (c) compare an entity's performance over time and with that of other entities. In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date ("ASU 2025-01"), which clarified that all public entities are required to adopt the guidance in ASU 2024-03 in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact that ASU 2024-03 and ASU 2025-01 will have on the Company's financial statements and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). Among other things, these amendments require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than five percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). The amendments are effective for the Company beginning after December 15, 2024. The Company does not expect the changes prescribed in ASU 2023-09 to have a material impact on its consolidated financial statements and related disclosures.

4.    SEGMENT INFORMATION

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which expands annual and interim disclosure requirements for reportable segments.

The Company is an international ship-owning and chartering company with a diverse asset base spanning maritime, shipping, and offshore sectors. The Company operates as a single reportable segment, primarily generating revenue from long-term, fixed-rate charters. Additional revenue sources include finance lease interest income, voyage charter income, and drilling contract revenues.

As a maritime infrastructure investment-focused entity, the Company's vessel and offshore operations segment derives revenue from chartering vessels under time charter contracts. The accounting policies for this segment align with the Company's overall accounting policies, as detailed in Note 2: Accounting Policies.

The Company’s Board of Directors (the “Board”) is the Chief Operating Decision Maker ("CODM") and is responsible for decisions regarding resource allocation and performance assessment. The Board, which includes the Chief Executive Officer ("CEO"), collectively evaluates performance and makes strategic decisions related to capital investment in asset acquisitions and disposals, financing, long term charter agreements, key management hiring and other significant business matters.

The Company focuses on acquiring maritime infrastructure assets that can be fixed on long-term charters, ensuring predictable cash flows. Key investment considerations include the financial strength of counterparties, availability of reasonable financing, market conditions and expected return on investment. The Company does not allocate resources based on asset class or market category. Instead, investment decisions are made based on expected shareholder returns, and there is no predefined budget or exposure limit for specific asset classes. The CODM does not review operating results by market category or asset type when making resource allocation or performance assessment decisions. Resource allocation decisions are based on forward-looking contract opportunities aligned with the Company’s strategy of securing long-term, predictable cash flows.

The CODM assesses performance based on the Company’s overall risk-adjusted return for shareholders, primarily utilizing consolidated net income as reported in the Consolidated Statements of Operations. The measure of segment assets is reported as total consolidated assets in the Consolidated Balance Sheet.

Furthermore, given the Company's operations in international waters and across multiple trade routes, revenues and earnings from transporting international cargo cannot be meaningfully attributed to specific geographic areas. As such, the Company has determined that it operates within one single reportable segment.

The Company has not identified any additional significant expense categories beyond those already presented in the Consolidated Statements of Operations.

Major customers as of December 31, 2024 include:

•14 container vessels on time charters to Maersk accounted for approximately 23% of our consolidated operating revenues (December 31, 2023: 28%, 16 vessels).

•Four car carriers on time charter to Volkswagen accounted for approximately 8% of our consolidated operating revenues (December 31, 2023: 3%, three car carriers).

•Seven tanker vessels on time charter to Trafigura accounted for approximately 7% of our consolidated operating revenues (December 31, 2023: 8%, seven vessels).

•*Six container vessels on time charter to Hapag Lloyd accounted for approximately 6% of our consolidated operating revenues (December 31, 2023: 1%, one vessel).

•One jack-up drilling rig on drilling contract revenue with ConocoPhillips accounted for approximately 7% of our consolidated operating revenues (December 31, 2023: 10%, one rig).

* During the year ended December 31, 2024, five vessels were redelivered from Evergreen to the Company and commenced the installation of efficiency upgrades. In September 2023, one of the vessels was redelivered from Evergreen to the Company and commenced the installation of efficiency upgrades. Following the installation of these upgrades, the vessels commenced a time charter contract with Hapag Lloyd for a duration of five years.

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

Canada and Namibia
Certain of the Company's subsidiaries and branches in Canada and Namibia recorded income taxes totaling $10.6 million during the year ended December 31, 2024 based on rig operations (December 31, 2023: $3.3 million, December 31, 2022: $0.0 million).

Other Jurisdictions
Certain of the Company's subsidiaries are tax resident in Norway, Singapore, Cyprus, and the United Kingdom and are subject to income tax in their respective jurisdictions. Such taxes are not material to our consolidated financial statements and related disclosures for the year ended December 31, 2024.

The Company does not have any material unrecognized deferred tax assets and liabilities, accrued interest or penalties relating to income taxes for the years ended December 31, 2024, December 31, 2023 and December 31, 2022.

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

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31,
(in thousands of $)	2024	2023	2022
Basic earnings per share:
Net income available to shareholders	130,653	83,937	202,768
Diluted earnings per share:
Net income available to shareholders	130,653	83,937	202,768
Interest and other expenses attributable to convertible notes	—	—	7,501
Net income assuming dilution	130,653	83,937	210,269

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31,
(in thousands)	2024	2023	2022
Basic earnings per share:
Weighted average number of common shares outstanding*	129,391	126,249	126,789
Diluted earnings per share:
Weighted average number of common shares outstanding*	129,391	126,249	126,789
Effect of dilutive share options	609	335	112
Effect of dilutive convertible notes	—	—	10,476
Weighted average number of common shares outstanding assuming dilution	130,000	126,584	137,377

	Year ended December 31,
	2024	2023	2022
Basic earnings per share:	$1.01	$0.67	$1.60
Diluted earnings per share:	$1.01	$0.66	$1.53

*The weighted average number of common shares outstanding excluded 8,000,000 shares issued as part of a share lending arrangement relating to the Company's issuance of 5.75% senior unsecured convertible bonds in October 2016 and 3,765,842 shares issued as part of a share lending arrangement relating to the Company's issuance of 4.875% senior unsecured convertible bonds in April and May 2018. The Company entered into a general share lending agreement with another counterparty and after the maturity of the bonds, 8,000,000 and 3,765,142 shares, respectively, from each issuance under the two initial share lending arrangements described above were transferred into such counterparty's custody. During the year ended December 31, 2024, the Company cancelled the remaining 700 shares, which were previously held by the Company’s transfer agent. Accordingly, the total 11,765,142 of shares which had been issued under these arrangements, are not included in the weighted average number of common shares outstanding as of December 31, 2024 (2023 and 2022: 11,765,842).

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

7.    OPERATING LEASES

Rental income

The minimum future revenues to be received under the Company's non-cancelable operating leases on its vessels as of December 31, 2024, are as follows:

Year ending December 31,	(in thousands of $)
2025	581,211
2026	516,070
2027	396,014
2028	357,829
2029	242,801
Thereafter	216,654
Total minimum lease revenues	2,310,579

The minimum future revenues above are based on payments receivable from the charterers and do not include contingent rental income. Revenues included in income are recognized on a straight-line basis.

Contingent rental income

The Company receives contingent income as part of the agreement for the installation of scrubbers on seven container vessels and one car carrier (December 31, 2023: seven container vessels and one car carrier), which are on time charter contracts, accounted for as operating leases, based on the cost savings achieved by the charterer on fuel arising from using the scrubbers. During the year ended December 31, 2024, the Company recorded an income of $10.3 million in connection with the cost savings agreement (December 31, 2023: $13.2 million, December 31, 2022: $24.8 million).

The cost and accumulated depreciation of owned vessels leased to third parties on non-cancelable operating leases as of December 31, 2024 and 2023 were as follows:

(in thousands of $)	2024	2023
Cost	3,504,570	3,258,451
Accumulated depreciation	(717,919)	(808,414)
Total	2,786,651	2,450,037

8.    REVENUE FROM CONTRACTS WITH CUSTOMERS

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers:

(in thousands of $)	2024	2023
Trade accounts receivable from contracts with customers, net (1)	31,434	28,970
Contract assets, current (2)	3,183	3,938
Contract liabilities, current (2)	(353)	(5,320)

(1)Trade accounts receivable from contracts with customers, net, relate to receivables from drilling contracts, voyage charter receivables, demurrage receivables and pool receivables, net of allowance for expected credit losses. The expected credit losses relating to trade accounts receivable from contracts with customers was $0.1 million as of December 31, 2024 (December 31, 2023: $15.0 thousand). (See also Note 12: Trade Accounts Receivable and Other Current Assets and Note 27: Allowance for Expected Credit Losses).
(2)Contract assets, current, and contract liabilities, current are included in "Prepaid expenses and accrued income" and "Other current liabilities", respectively, in the Consolidated Balance Sheets.

Significant changes in the contract assets and the contract liabilities balances during the year ended December 31, 2024, are as follows:

(in thousands of $)	Contract Assets	Contract Liabilities	Net Contract Balances
Net contract asset/(liability), beginning of the year	3,938	(5,320)	(1,382)
Amortization of contract assets and contract liabilities from contracts at the beginning of the year	(3,938)	5,320	1,382
Cash (received)/paid, excluding amounts recognized in the income statement	3,183	(353)	2,830
Net contract asset/(liability), at the end of the year	3,183	(353)	2,830

Contract assets and liabilities as of December 31, 2024 are expected to be realized within the next 12 months. Contract assets consists of accrued income in relation to voyage charters, pool contracts and drilling contracts including demobilization revenue. In addition, the Company had deferred mobilization costs of $4.5 million which were fully amortized in the year ended December 31, 2024. Contract liabilities consists of deferred voyage revenues and, mobilization revenue for both wholly and partially unsatisfied performance obligations, which have been estimated for purposes of allocating across the entire corresponding performance obligations.

Significant changes in the contract assets and the contract liabilities balances during the year ended December 31, 2023, are as follows:

(in thousands of $)	Contract Assets	Contract Liabilities	Net Contract Balances
Net contract asset/(liability), beginning of the year	10,102	(1,585)	8,517
Amortization of contract assets and contract liabilities from contracts at the beginning of the year	(10,102)	1,585	(8,517)
Cash (received)/paid, excluding amounts recognized in the income statement	3,938	(5,320)	(1,382)
Net contract asset/(liability), at the end of the year	3,938	(5,320)	(1,382)

9.    GAIN ON SALE OF ASSETS AND TERMINATION OF CHARTERS

The Company has recorded gains on sale of assets as follows:

	Year ended December 31,
(in thousands of $)	2024	2023	2022
Gain on sale of vessels and rig	5,374	18,670	13,228

During the year ended December 31, 2024, the 1,700 twenty-foot equivalent unit (“TEU”) container vessel Green Ace was sold and delivered to an unrelated third party. The Company received net sale proceeds of $10.8 million and recorded a gain of $5.4 million on the disposal.

Also, during the year ended December 31, 2024, the two 5,800 TEU container vessels MSC Margarita and MSC Vidhi, which were previously accounted for as investments in sales type leases, were sold to unrelated third parties. The Company received net sale proceeds of $12.0 million and recorded a loss of $17.0 thousand on their disposal.

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

Also during the year ended December 31, 2022, the 1,700 TEU container vessel, MSC Alice, which was previously accounted for as a sales-type lease, was sold and delivered to Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. (collectively “MSC”) following execution of the applicable purchase obligation in the charter contract. The Company received proceeds totaling $13.5 million and recognized a net gain of $11.7 million on the disposal.

10.    OTHER FINANCIAL ITEMS, NET

Other financial items comprise the following items:

	Year ended December 31,
(in thousands of $)	2024	2023	2022
Net payments on non-designated derivatives relating to interest rate swaps	5,311	5,270	(341)
Net payments on non-designated derivatives relating to cross currency swaps	314	(3)	(7)
Net settlement on non-designated derivatives relating to commodity swaps	(640)	—	—
Total net cash movement on non-designated derivatives and swap settlements	4,985	5,267	(348)
Net (decrease)/increase in mark-to-market valuation of non-designated derivatives relating to interest rate swaps	102	(2,926)	17,202
Net (decrease)/increase in mark-to-market valuation of non-designated derivatives relating to cross currency swaps	(5,411)	(5,012)	(60)
Net (decrease)/increase in mark-to-market valuation of non-designated derivatives relating to commodity swaps	437	(437)	—
Net (decrease)/increase in mark-to-market valuation of non-designated derivatives relating to combined cross currency and interest rate swaps	165	—	—
Total net movement in fair value of non-designated derivatives	(4,707)	(8,375)	17,142
Allowance for expected credit losses	(409)	458	522
Other items	2,646	1,458	(1,788)
Total other financial items, net	2,515	(1,192)	15,528

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

The above net movement in the valuation of non-designated derivatives in the year ended December 31, 2024, includes a net increase of $1.7 million (year ended December 31, 2023: decrease of $4.6 million; year ended December 31, 2022: $0.0 million) reclassified from "Other comprehensive income", as a result of certain swaps relating to loan facilities no longer being designated as cash flow hedges.

During the year ended December 31, 2024, the Company recorded an increase in the credit loss provision of $0.4 million (year ended December 31, 2023: decrease of $0.5 million, year ended December 31, 2022: decrease of $0.5 million). (See Note 27: Allowance for Expected Credit Losses).

Other items include foreign currency translation gains and losses, bank charges, fees relating to loan facilities and other financial items.

11.    INVESTMENTS IN DEBT AND EQUITY SECURITIES

Marketable securities held by the Company consist of equity securities.

	2024	2023
Balance at start of the year	5,104	7,283
Unrealized (loss)/gain*	(854)	(1,912)
Foreign currency translation (loss)/gain	(514)	(267)
Balance at the end of year	3,736	5,104

*Balances included in "(Loss)/gain on investments in debt and equity securities" in the Consolidated Statements of Operations.

Equity Securities

NorAm Drilling Company AS ("NorAm Drilling")

As of December 31, 2024 the Company held approximately 1.3 million shares (December 31, 2023: 1.3 million) in NorAm Drilling which were traded in the Norwegian Over-the-Counter market ("OTC") and are now traded on the Euronext Growth in Oslo since October 2022. The Company recognized a mark to market loss of $0.9 million (December 31, 2023: loss of $1.9 million, December 31, 2022: gain of $5.8 million) in the Statement of Operations in the year ended December 31, 2024, together with a foreign exchange loss of $0.5 million (December 31, 2023: loss of $0.3 million, December 31, 2022: gain of $0.2 million) in Other Financial Items in the Statement of Operations. (See also Note 25: Related Party Transactions).

Frontline

During the year ended December 31, 2022, the Company had a forward contract to repurchase 1.4 million shares of Frontline plc (formerly Frontline Limited) (“Frontline”), a related party, which was settled in September 2022 and a gain of $4.6 million was recognized in the Consolidated Statements of Operations. Prior to the settlement, the Company had recognized a fair value adjustment gain of $2.6 million in the Consolidated Statements of Operations in the year ended December 31, 2022. (See Note 25: Related Party Transactions).

Corporate Bonds

During the years ended December 31, 2024 and December 31, 2023, the Company held no investments in corporate bonds. The corporate bonds were classified as available-for-sale securities and were recorded at fair value, with unrealized gains and losses recorded as a separate component of "Other comprehensive income". During the year ended December 31, 2022, the Company recorded no gain or loss on redemption of $4.7 million NorAm Drilling bonds and realized a gain of $4.7 million on the redemption of $9.6 million NT Rig Holdco Liquidity 12% bonds and NT Rig Holdco 7.5% bonds.

12.    TRADE ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

(in thousands of $)	2024	2023
Trade accounts receivable
Trade receivables from charterers	36,821	41,190
Total trade accounts receivable	36,821	41,190

Other current assets
Amounts due from vessel and rig managers	25,374	14,117
Reimbursable amounts due from charterers	15,899	5,434
Collateral deposits on swap agreements	4,990	—
Taxes receivable	4,817	3,341
EU ETS allowances held or receivable	9,259	—
Deferred costs	—	4,492
Other	5,671	1,883
Total other current assets	66,010	29,267

Trade accounts receivable

Trade accounts receivable are presented net of the allowances for doubtful debts and expected credit losses. The allowance for expected credit losses relating to trade accounts receivable was $0.1 million as of December 31, 2024 (December 31, 2023: $15.0 thousand). As of December 31, 2024, the Company has no reason to believe that any remaining amount included in trade accounts receivable will not be recovered through due process or negotiation. (See also Note 27: Allowance for Expected Credit Losses).

Other current assets

Other current assets, include amounts due from vessel and rig managers, reimbursable amounts due from customers, and claims receivable, which are presented net of the allowance for expected credit losses. The allowance for expected credit losses relating to other current assets was $1.2 million as of December 31, 2024 (December 31, 2023: $0.8 million). (See also Note 27: Allowance for Expected Credit Losses).

Collateral deposits exist on our interest rate and cross currency swaps. Further amounts may be called upon during the term of the swaps if interest rates or currency rates move adversely. Also see Note 16: Other Long Term Assets.

As outlined in Note 2: Accounting Policies, the Company was subject to the EU ETS regulations effective January 1, 2024, which applies to emissions from vessels performing voyages that originate, terminate, or occur within an EU port. In accordance with its charter agreements, the Company receives EUAs from charterers when a vessel is directed to perform an EU-regulated voyage. As of December 31, 2024, the Company had $9.3 million of EU ETS allowances recorded in Other current assets reflecting EUAs received in hand and EUA receivables from charterers. The Company did not purchase any EUAs during the year ended December 31, 2024.

Deferred costs at December 31, 2023 are fulfillment costs related to a Hercules drilling contract which was completed in 2024. Refer to Note 8: Revenue from Contracts with Customers.

13.    VESSELS, RIGS AND EQUIPMENT, NET

Movements in the year ended December 31, 2024 summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Vessels, Rigs and Equipment, net
Balance as of December 31, 2023	3,454,193	(799,460)	2,654,733
Depreciation	—	(207,989)	(207,989)
Vessel additions	518,820	—	518,820
Capital improvements	49,842	—	49,842
Vessel disposals	(37,496)	32,126	(5,370)
Reclassification from 'Vessels under finance lease, net'	542,262	—	542,262
Balance as of December 31, 2024	4,527,621	(975,323)	3,552,298

During the year ended December 31, 2024, the Company took delivery of two 7,000 car equivalent unit (“CEU”) car carriers, Odin Highway and Thor Highway, for a total acquisition price of $170.2 million, three newbuild LR2 product tankers, SFL Tucana, SFL Taurus and SFL Tigris, for a total acquisition price of $234.9 million, and two chemical tankers, SFL Aruba and SFL Bonaire, for a total acquisition price of $113.6 million. Upon delivery, the vessels immediately commenced their long term charters.

Capital improvements of $49.8 million (December 31, 2023: $117.8 million) relate to Special Periodic Survey (“SPS”) and capital upgrades performed on the drilling rigs Linus and Hercules, and capital upgrades performed on the 6,800 TEU container vessel SFL Maui during the year ended December 31, 2024. SPS costs of $20.0 million were capitalized as a separate component of the rigs and are depreciated until the next SPS, which is in five years. In addition, capital upgrades of $29.4 million were capitalized as a separate component of the rigs and are depreciated over their useful economic life which ranges between three years and 10 years.

During the year ended, December 31, 2024, the Company exercised the purchase options to buy back seven container vessels, which were previously recorded as "Vessels Under Finance Lease, net". The carrying value of the vessels of $542.3 million was reclassified to "Vessels, Rigs and Equipment, net".

During the year ended December 31, 2024, the Company sold the 1,700 TEU container vessel, Green Ace, to an unrelated third party and a net gain of $5.4 million was recognized in the Consolidated Statement of Operations in connection to the disposal. (See also Note 9: Gain on Sale of Assets and Termination of Charters).

Acquisitions, disposals and impairments in respect of vessels accounted for as sales-type leases, direct financing leases, leaseback assets and vessels under finance leases are discussed in Note 17: Investment in Sales-Type Leases and Leaseback Assets and Note 15: Vessels under Finance Lease, Net.

14.    CAPITAL IMPROVEMENTS IN PROGRESS AND NEWBUILDINGS

(in thousands of $)	2024	2023
Capital improvements in progress	15,758	2,194
Newbuildings	146,496	83,864
	162,254	86,058

Capital improvements in progress of $15.8 million comprises of advances paid and costs incurred in respect of upgrades on two rigs and four container vessels (December 31, 2023: SPS and upgrades on two rigs). This is recorded in "Capital improvements in progress and newbuildings" until such time as the equipment is installed on a vessel or rig, at which point it is transferred to "Vessels, rigs and equipment, net" or "Investment in sales-type leases and leaseback assets".

The carrying value of newbuildings represents the accumulated costs which the Company has paid in purchase installments and other capital expenditures in relation to five (December 31, 2023: two) newbuilding contracts, together with capitalized loan interest. Interest capitalized in the cost of newbuildings amounted to $2.9 million in the year ended December 31, 2024 (December 31, 2023: $5.5 million, December 31, 2022: $2.2 million).

During the year ended December 31, 2024, the construction of two dual-fuel 7,000 CEU newbuilding car carriers was completed and the total cost of construction was recognized in "Vessels, Rigs and Equipment, net." Both vessels are contracted on 10-year time charters to K Line.

The newbuildings balance at December 31, 2024, relate to five dual-fuel 16,800 TEU container vessels, under construction. The vessels are expected to be delivered in 2028 and will immediately commence a 10-year time charter to a leading liner company.

15.    VESSELS UNDER FINANCE LEASE, NET

Movements in the year ended December 31, 2024 summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Vessels under Finance Lease, net
Balance as of December 31, 2023	777,939	(204,485)	573,454
Depreciation	—	(31,192)	(31,192)
Reclassification to 'Vessels, Rigs and Equipment, net'	(777,939)	235,677	(542,262)
Balance as of December 31, 2024	—	—	—

As of December 31, 2023, seven vessels were accounted for as vessels under finance lease. The vessels were leased back for an original term ranging from six to 11 years, with options to purchase each vessel after six years. During the year ended December 31, 2024, the Company exercised the purchase options to buy back all seven vessels which were accounted for as vessels under finance lease and their carrying value of $542.3 million was reclassified to "Vessels, Rigs and Equipment, net".

Total depreciation expense for vessels under finance lease amounted to $31.2 million for the year ended December 31, 2024 and is included in depreciation in the consolidated statements of operations. (December 31, 2023: $41.3 million; December 31, 2022: $41.3 million).

16.    OTHER LONG TERM ASSETS

Other long term assets previously included $1.9 million of loan notes receivables due from third parties in relation to the early termination of charters. The Company recognized a credit loss provision of $1.9 million against this long term receivables resulting in a net balance of $0.0 million since December 31, 2020. There was no movement to the foregoing during the years ended December 31, 2024 and December 31, 2023.

Other long term assets also included collateral deposits on our interest rate and cross currency swaps of $7.1 million as of December 31, 2023 ($0.0 million as of December 31, 2024). Also see Note 12: Trade Accounts Receivable and Other Current Assets.

In 2018, the Company purchased four container vessels, each vessel subject to pre-existing time charters. Upon acquisition, a value of $18.0 million was assigned to these charters. As of December 31, 2024, the value was $0.0 million (December 31, 2023: $1.8 million). During the year ended December 31, 2024, the amortization charged to time charter revenue was $1.8 million (December 31, 2023: $2.9 million, December 31, 2022: $2.9 million).

17.    INVESTMENTS IN SALES-TYPE LEASES AND LEASEBACK ASSETS

The Company records new and modified leases in accordance with ASC 842. The Company elected the practical expedient to not reassess existing leases. See also Accounting policies within Note 2.

(in thousands of $)	2024	2023
Investments in sales-type leases	35,135	55,739
Total	35,135	55,739

As of December 31, 2024, the Company had a total of seven vessel charters accounted for as sales-type leases (December 31, 2023: nine vessels).

Investments in sales-type leases

As of December 31, 2024, the Company had seven (December 31, 2023: nine) container vessels accounted for as sales-type leases, which were chartered on long-term bareboat charters to MSC Mediterranean Shipping Company S.A. ("MSC"). The terms of the charters for the seven container vessels provide the charterer with a fixed price purchase obligation at the expiry of each of the charters. In March 2024, the Company sold and delivered the two container vessels, MSC Margarita and MSC Vidhi, which were accounted for as 'sales-type leases', to MSC following execution of the applicable purchase obligation in the charter contracts. (Refer to Note 9: Gain on Sale of Assets and Termination of Charters).

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

The following lists the components of investments in sales-type leases as of December 31, 2024 and December 31, 2023:

(in thousands of $)	Sales-Type Leases
	December 31, 2024	December 31, 2023
Total minimum lease payments to be received	4,941	16,020
Purchase obligations at the end of the leases	31,150	43,150
Net minimum lease payments receivable	36,091	59,170
Less: unearned income	(920)	(3,358)
Total investment in sales-type leases	35,171	55,812
Allowance for expected credit losses*	(36)	(73)
Total investment in sales-type leases	35,135	55,739
Current portion	35,135	20,640
Long-term portion	—	35,099

*See Note 27: Allowance for Expected Credit Losses.

The minimum future gross revenues including purchase obligations to be received under the Company's non-cancellable sales type leases as of December 31, 2024, are as follows:

(in thousands of $)	Sales-Type Leases
Year ending December 31,
2025	36,091
Thereafter	—
Total minimum lease payments to be received	36,091

Interest income earned on investments in direct financing leases, sales type leases and leaseback assets in the year ended December 31, 2024 was as follows:

(in thousands of $)	2024	2023	2022
Investments in sales type and direct financing leases*	2,439	3,894	5,021
Investments in leaseback assets	—	2,298	3,895
Total	2,439	6,192	8,916

* The 2022 interest income earned on investments in sales-type leases and direct financing leases in the above table includes $0.4 million in relation to two VLCCs on long-term charters to Frontline Shipping, a related party, until their disposal in 2022. (Refer to Note 9: Gain on Sale of Assets and Termination of Charters).

18.    INVESTMENT IN ASSOCIATED COMPANIES

River Box holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. The remaining 50.1% of the shares of River Box are held by a subsidiary of Hemen Holding Limited ("Hemen"), the Company's largest shareholder and a related party.

Summarized balance sheet information of the Company's equity method investees is as follows:

	River Box
(in thousands of $)	2024	2023
Share presented	49.90%	49.90%
Current assets	17,498	16,371
Non-current assets	206,048	220,816
Total assets	223,546	237,187
Current liabilities	15,714	15,173
Non-current liabilities (1)	191,450	205,541
Total liabilities	207,164	220,714
Total stockholders' equity	16,382	16,473
(1)River Box non-current liabilities as of December 31, 2024, include $45.0 million due to SFL (December 31, 2023: $45.0 million). (See Note 25: Related Party Transactions).

Summarized statement of operations information of the Company's equity method investees is shown below.

River Box	Year ended December 31,
(in thousands of $)	2024	2023	2022
Operating revenues	17,423	18,358	19,269
Net operating revenues	17,402	18,339	19,248
Net income (2)	2,798	2,848	2,833

(2)The net income of River Box for the year ended December 31, 2024, includes interest payable to SFL amounting to $4.6 million (December 31, 2023: $4.6 million, December 31, 2022: $4.6 million). (See Note 25: Related Party Transactions).

The allowance for expected credit losses for the year ended December 31, 2024 was $0.2 million (December 31, 2023: $0.3 million).

In the year ended December 31, 2024, River Box paid a dividend of $2.9 million to the Company (December 31, 2023: $2.9 million, December 31, 2022: $2.9 million).

19.    ACCRUED EXPENSES

(in thousands of $)	2024	2023
Vessel and rig operating expenses	32,351	25,553
Administrative expenses	1,740	1,233
Accrued income taxes	3,675	1,337
Interest expense	13,663	11,064
	51,429	39,187

20.    OTHER CURRENT LIABILITIES

(in thousands of $)	2024	2023
Deferred and prepaid charter revenue	23,671	31,961
EU ETS allowances payable	10,063	—
Other items	3,164	273
	36,898	32,234

As described in Note 2: Accounting Policies, effective January 1, 2024, the Company became subject to the EU ETS, which applies to emissions from vessels performing voyages that originate, terminate, or occur within an EU port. Under the EU ETS, vessels are required to surrender EUAs, each of which entitles the holder to emit one metric ton of CO₂. As of December 31, 2024, the Company recorded $10.1 million as EU ETS allowances payable in respect of 2024 emissions due to be surrendered to the EU authorities in September 2025.

21.    SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	2024	2023
Long-term debt:
NOK700 million senior unsecured floating rate bonds due 2024	—	68,426
NOK600 million senior unsecured floating rate bonds due 2025	—	58,089
7.25% senior unsecured sustainability-linked bonds due 2026	150,000	150,000
U.S. dollar denominated fixed rate debt due 2026	147,375	148,875
8.875% senior unsecured sustainability-linked bonds due 2027	150,000	150,000
8.25% senior unsecured sustainability-linked bonds due 2028	145,200	—
NOK750 million senior unsecured floating rate bonds due 2029	63,592	—
Lease debt financing due through 2033	702,164	573,456
U.S. dollar denominated floating rate debt due through 2030	1,503,909	1,014,842
Total debt principal	2,862,240	2,163,688
Less: unamortized debt issuance costs	(22,778)	(16,942)
Less: current portion of long-term debt	(689,045)	(432,918)
Total long-term debt	2,150,417	1,713,828

The outstanding debt as of December 31, 2024, is repayable as follows:

Year ending December 31, 2024	(in thousands of $)
2025	689,045
2026	507,697
2027	463,639
2028	316,264
2029	599,537
Thereafter	286,058
Total debt principal	2,862,240

Interest rate information

	December 31, 2024	December 31, 2023
Weighted average interest rate on floating rate debt*	5.96%	6.49%
Weighted average interest rate on lease debt financing	5.06%	5.41%
Weighted average interest rate on fixed rate debt	8.40%	8.46%
U.S. Dollar London Interbank Offered Rate ("LIBOR"), 3-Month, closing rate**	—%	5.59%
Secured Overnight Financing Rate ("SOFR"), closing rate	4.49%	5.38%
Effective Federal Funds Rate ("EFFR"), closing rate	4.33%	5.33%
Norwegian Interbank Offered Rate ("NIBOR")	4.68%	4.73%

*The weighted average interest rate is for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) which takes into consideration the effect of related interest rate and cross currency swaps.
** LIBOR using panel bank contributions are no longer published after June 30, 2023. Since July 1, 2023, these settings were published under an unrepresentative synthetic methodology and ceased on September 30, 2024.

Due to the discontinuance of LIBOR after June 30, 2023, and notwithstanding the automatic conversion mechanisms to alternative rates, the Company had entered into amendment agreements to existing loan agreements for the transition from LIBOR to SOFR. The Company elected to apply the optional expedient pursuant to ASC 848 for contracts within the scope of ASC 470. This meant that the Company accounted for amendments to loan agreements which related solely to the replacement of LIBOR as a benchmark rate to SOFR as if the modification was not substantial and thus a continuation of the existing contract.

Fixed Rate Debt and NOK Bonds

NOK700 million senior unsecured bonds due 2024
On June 4, 2019, the Company issued a senior unsecured bond totaling NOK700 million in the Nordic high yield bond market. The bonds bore quarterly interest at NIBOR plus a margin and were redeemable in full on June 4, 2024. During the year ended December 31, 2024, the Company purchased and redeemed in full, the outstanding bond with principal amount of NOK695 million equivalent to $62.8 million, incurring a loss $0.4 million on the transaction. The net amount outstanding as of December 31, 2024 was NOK0.0 million equivalent to $0.0 million (December 31, 2023: NOK695 million, equivalent to $68.4 million).

NOK600 million senior unsecured bonds due 2025
On January 21, 2020, the Company issued a senior unsecured bond totaling NOK600 million in the Nordic high yield bond market. The bonds bore quarterly interest at NIBOR plus a margin and were redeemable in full on January 21, 2025. During the year ended December 31, 2024, the Company purchased and redeemed in full, the outstanding bond with principal amount of NOK590 million equivalent to $56.1 million, incurring a loss of $0.4 million on the transaction. The net amount outstanding as of December 31, 2024 was NOK0.0 million equivalent to $0.0 million (December 31, 2023: NOK590 million, equivalent to $58.1 million).

7.25% senior unsecured sustainability-linked bonds due 2026
On May 12, 2021, the Company issued a senior unsecured sustainability-linked bond totaling $150 million in the Nordic credit market. The bonds bear quarterly interest at a fixed rate of 7.25% per annum and are redeemable in full on May 12, 2026. By the maturity date of the bond, the Company aims to have committed an amount at least equal to the size of the issue on upgrades of existing vessels and/or vessel acquisitions. The net amount outstanding as of December 31, 2024 was $150 million (December 31, 2023: $150 million).

8.875% senior unsecured sustainability-linked bonds due 2027
In February 2023, the Company issued a senior unsecured sustainability-linked bond totaling $150.0 million in the Nordic credit market. The bond was issued at a price of 99.58%. The difference between the face value and market value of the bond of $0.6 million will be amortized as an interest expense over the life of the bond. The bonds bear quarterly interest at a fixed rate of 8.875% of the nominal value per annum and are redeemable in full on February 1, 2027. By the maturity date of the bond, the Company aims to have committed an amount at least equal to the size of the issue on upgrades of existing vessels and/or vessel acquisitions. The net amount outstanding as of December 31, 2024, was $150.0 million (December 31, 2023: $150.0 million).

$150 million senior secured term loan facility
In April 2023, a wholly-owned subsidiary of the Company entered into a bilateral $150 million senior secured term loan facility, secured against a jack-up drilling rig. The Company has provided a full corporate guarantee for this facility, which bears interest at a fixed rate and has a term of approximately three years. The net amount outstanding as of December 31, 2024, was $147.4 million (December 31, 2023: $148.9 million).

8.25% senior unsecured sustainability-linked bonds due 2028
In April 2024, the Company issued a senior unsecured sustainability-linked bond (the “Sustainability-Linked Bond”) totaling $150.0 million in the Nordic credit market. The bonds bear quarterly interest at a fixed rate of 8.25% per annum and are redeemable in full on April 19, 2028. The Company aims to reduce carbon emissions which is measured by improving its annual year on year Annual Efficiency Rating, based on fleet average, by a minimum of 2% by 2026. During the year ended December 31, 2024, the Company purchased Sustainability-Linked Bonds with principal amounts of $10.8 million, incurring a loss of $0.5 million on the transaction. During the year ended December 31, 2024, the Company resold Sustainability-Linked Bonds with principal amounts of $6.0 million which had previously been repurchased. The net amount outstanding as of December 31, 2024, was $145.2 million (December 31, 2023: $0.0 million).

NOK750 million senior unsecured floating rate bonds due 2029
In September 2024, the Company issued a senior unsecured floating rate bond totaling NOK750 million in the Nordic high yield bond market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on September 25, 2029. During the year ended December 31, 2024, the Company purchased bonds with principal amounts totaling NOK26 million equivalent to $2.4 million. The net amount outstanding as of December 31, 2024, was NOK724 million, which was equivalent to $63.6 million (December 31, 2023: NOK0.0 million, equivalent to $0.0 million).

U.S. dollar floating rate debt

The following table presents information on U.S. dollar floating rate debt facilities outstanding as of December 31, 2024 and December 31, 2023. The facilities bear interest at SOFR plus a margin, except the $60.0 million loan facility, which bears interest at EFFR plus a margin.

U.S. dollar floating rate debt	Corporate guarantee	Draw-down date	No. of subsidiaries †	Approx. term	Balance outstanding as of ($'millions),
					December 31, 2024	December 31, 2023

45 million secured term loan and revolving credit facility*	Full	2014	7	11	27.5	32.5
20 million secured term loan facility*	Full	2014	2	10	—	12.0
76 million secured term loan facility*	Part	2017	2	7	—	43.5
175 million term loan facility*	Part	2020	4	5	—	108.7
50 million senior secured credit facility*	Full	2020	1	4	—	35.0
51 million term loan facility*	Part	2021	1	4	—	39.0
51 million term loan facility*	Part	2021	1	4	—	40.1
35 million term loan facility*	Part	2021	1	7	28.8	30.9
107.3 million term loan facility*	Part	2021	3	5	89.4	95.7
100 million term loan facility*	Part	2022	4	5	72.3	82.3
23 million term loan facility*	Full	2022	2	3	12.7	17.3
115 million term loan facility*	Part	2022	8	3	70.0	90.0
144.6 million term loan facility*	Full	2023	4	3	126.7	136.9
23.3 million term loan facility**	Full	2023	1	1	—	13.9
23.3 million term loan facility**	Full	2023	1	1	—	18.6
150 million senior secured term loan facility**	Full	2023	1	3	134.0	150.0
8.4 million senior unsecured term loan facility***	—	2023	N/A	3	8.4	8.4
60 million loan facility****	Part	2024	1	N/A	15.0	60.0
79.8 million term loan facility*	Part	2024	2	5	78.7	—
163.8 million term loan facility*	Part	2024	3	5	162.4	—
150 million term loan facility*	Part	2024	3	6	145.2	—
226 million term loan facility**	Full	2024	7	5	218.1	—
235 million term loan facility*	Full	2024	4	5	233.1	—
81.6 million term loan facility*	Full	2024	2	1	81.6	—
Total					1,503.9	1,014.8
† Number of wholly-owned subsidiaries which entered into the facility.
*These facilities are secured against the vessels owned by the subsidiaries that entered into the facility agreements. In addition, the facilities contain a minimum value covenant and covenants that require the Company to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.

** These facilities are secured against the pre-delivery contracts, vessels or rigs owned by the subsidiaries that entered into the facility agreements. In addition, the facilities contain covenants that require the Company to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.
***This facility was drawn down by the Company and contains covenants that requires the Company to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.
****In December 2021, one of our wholly-owned subsidiaries entered into a general share lending agreement and as of December 31, 2024, 11.8 million of the Company’s shares were on loan and in the custody of the borrowing bank. This facility provides up to $60.0 million cash collateral to us, callable at any time, pertinent to the shares lent. The facility is repayable on demand, by either party to the agreement.

Lease Debt Financing

Wholly-owned subsidiaries of the Company have entered into sale and leaseback transactions for the vessels that they own, through Japanese operating lease with call option financing structures. The vessels have been sold and leased back, with options to repurchase the vessels. These transactions did not qualify as sales under the U.S. GAAP sale and leaseback guidance and have thus been recorded as financing arrangements. The following table presents information on lease debt financing facilities outstanding as of December 31, 2024 and December 31, 2023.

Lease Debt Financing	Price of vessel sold and leased back ($' millions)	Lease start date	Approx. length of lease in years	First repurchase option	Balance outstanding as of ($'millions),
					December 31, 2024	December 31, 2023

$65 million lease debt financing	65.0	2021	6	2026	43.8	49.4
$65 million lease debt financing	65.0	2021	6	2026	44.1	49.5
$23.5 million lease debt financing	23.5	2022	3	2025	11.8	16.3
$25.3 million lease debt financing	25.3	2022	3	2025	13.4	18.0
$120 million lease debt financing	120.0	2022	8	2029	97.9	108.4
$120 million lease debt financing	120.0	2022	8	2029	99.4	109.7
$45 million lease debt financing	45.0	2023	5	2028	36.7	41.7
$38.5 million lease debt financing	38.5	2023	9	2028	34.7	37.3
$72.2 million lease debt financing	72.2	2023	12	2033	67.7	71.2
$72.2 million lease debt financing	72.2	2023	12	2033	68.5	72.0
$77.5 million lease debt financing	77.5	2024	12	2033	73.9	—
$77.5 million lease debt financing	77.5	2024	12	2033	74.7	—
$37 million lease debt financing	37.0	2024	8	2028	35.6	—
Total					702.2	573.5

The aggregate book value of assets pledged as security against borrowings as of December 31, 2024, was $3.5 billion (December 31, 2023: $2.6 billion).

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of December 31, 2024, the Company is in compliance with all of the covenants under its long-term debt facilities.

22.    FINANCE LEASE LIABILITY

(in thousands of $)	2024	2023
Finance lease liability, current portion	—	419,341
Total finance lease liabilities	—	419,341

In 2018, the Company acquired seven container vessels, which were subsequently refinanced with an Asian based financial institution by entering into separate sale and leaseback financing arrangements. The vessels were leased back for terms ranging from six to 11 years, with options to purchase the vessel after six years. These sale and leaseback transactions were accounted for as vessels under finance leases. (Refer to Note 15: Vessels under Finance Lease, Net).

During the year ended December 31, 2024, the Company exercised purchase options and took redelivery of the seven vessels with associated finance lease liabilities. Term loan facility agreements were signed to refinance the lease liabilities for all vessels.

Interest incurred on the finance lease liability in the year ended December 31, 2024 was $14.5 million (December 31, 2023: $21.1 million; December 31, 2022: $23.5 million).

23.    SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	2024	2023
300,000,000 common shares of $0.01 par value each (December 31, 2023: 300,000,000 common shares of $0.01 par value each)	3,000	3,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	2024	2023
146,803,619 common shares of $0.01 par value each (December 31, 2023: 138,562,173 common shares of $0.01 par value each)	1,468	1,386

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

In April 2018, the Company issued a total of 3,765,842 new common shares, par value $0.01 per share, from up to 7,000,000 issuable under a share lending arrangement in relation with the Company's issuance of 4.875% senior unsecured convertible bonds in April and May 2018. The shares issued had been loaned to affiliates of the underwriters of the bond issue in order to assist investors in the bonds to hedge their position. During the year ended December 31, 2023, 3,765,142 of the loaned shares were transferred into the custody of another counterparty under a general share lending agreement. It was determined that the transaction qualified for equity classification, and as of the date of inception and as of December 31, 2023, the fair value was determined to be nil. During the year ended December 31, 2024, the Company cancelled the remaining 700 shares, which were previously held by the Company’s transfer agent.

In November 2016, in relation with the Company's issue in October 2016 of senior unsecured convertible bonds totaling $225 million, the Company issued 8,000,000 new shares of par value $0.01 each. The shares were issued at par value and had been loaned to an affiliate of one of the underwriters of the bond issue, in order to assist investors in the bonds to hedge their position. The bonds were convertible into the Company's common shares and matured on October 15, 2021. In December 2021, the Company entered into a general share lending agreement with another counterparty and the 8,000,000 shares were transferred into their custody. It was determined that the transaction qualified for equity classification, and as of the date of inception and as of December 31, 2024 the fair value was determined to be nil (December 31, 2023: nil).

Issuance of shares

During the year ended December 31, 2024, the Company issued a total of 8,000,000 common shares at a public offering price of $12.50 per share in connection with an underwritten U.S. public offering.

During the year ended December 31, 2024, the Company issued a total of 242,146 new shares after 510,000 share options were exercised. During the year ended December 31, 2023, no share options were exercised. (See also Note 24: Share Option Plan).

On April 12, 2022, the Board of Directors authorized a renewal of our dividend reinvestment plan (“DRIP”), to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned, or other cash amounts, in the Company’s common shares on a regular or one time basis, or otherwise. On April 15, 2022, the Company filed a registration statement on Form F-3ASR (Registration No. 333-264330) to register the sale of up to 10,000,000 common shares pursuant to the DRIP. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, the Company may grant additional share sales to investors, from time to time, up to the amount registered under the plan.

In May 2020, the Company entered into an equity distribution agreement with BTIG LLC (“BTIG”) under which the Company may, from time to time, offer and sell new common shares having aggregate sales proceeds of up to $100.0 million through an ATM program (the “2020 ATM Program”). The Company had sold 11.4 million of our common shares, and received net proceeds of $90.2 million, under the 2020 ATM Program. In April 2022, the Company entered into an amended and restated equity distribution agreement with BTIG, under which the Company may, from time to time, offer and sell new common shares up to $100.0 million, through an ATM program with BTIG (the “2022 ATM Program”). Under this agreement, the prior 2020 ATM Program established in May 2020 was terminated and replaced with the renewed 2022 ATM Program. On April 28, 2023, in connection with the 2022 ATM Program, the Company filed a new registration statement on Form F-3ASR (Registration No. 333-271504) and an accompanying prospectus supplement with the SEC to register the offer and sale of up to $100.0 million common shares pursuant to the 2022 ATM Program. No common shares have been sold under the 2022 ATM Program.

No new common shares were issued and sold under the DRIP and ATM arrangements during the years ended December 31, 2024 and December 31, 2023.

Cancellation of shares

In April 2018, the Company issued 3,765,842 common shares under a share lending arrangement in relation with the issuance of senior unsecured convertible bonds. As of December 31, 2023, 3,765,142 common shares were transferred under a general share lending agreement into the custody of another counterparty, with a fair value determined to be nil. In 2024, the remaining 700 shares held by the transfer agent were canceled.

Repurchase of shares

On May 8, 2023, the Board of Directors authorized the repurchase of up to an aggregate of 100 million of the Company’s common shares (“Share Repurchase Program”). The authorization was reconfirmed during the year ended December 31, 2024 and is valid until June 2025. As of December 31, 2024 and December 31, 2023, 1,095,095 shares were repurchased by the Company under its Share Repurchase Program, at an average price of approximately $9.27 per share, with principal amounts totaling $10.2 million, and held as treasury stock. The Company has approximately $90 million remaining under the authorized Share Repurchase Program as of December 31, 2024 and December 31, 2023. The specific timing and amounts of the repurchases will be in the sole discretion of the Company and may vary based on market conditions and other factors. The Company is not obligated under the terms of the program to repurchase any of its common shares.

During the year ended December 31, 2024, $6.9 million in dividends were paid from contributed surplus (December 31, 2023: nil).

24.    SHARE OPTION PLAN

In November 2006, the Board of Directors approved the Company's Share Option Scheme (the "Option Scheme"). The Option Scheme will expire in November 2026, following the renewal in November 2016. The terms and conditions remain unchanged from those originally adopted in November 2006 and permits the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid-in capital. As of December 31, 2024 additional paid-in capital was credited with $1.7 million relating to the fair value of options granted in May 2021, February 2022, February 2023 and February 2024.

In February 2024, the Company awarded a total of 440,000 options to officers, employees and directors, pursuant to the Company's Share Option Scheme. The options have a five-year term and a three-year vesting period and the first options will be exercisable from February 2025 onwards. The initial strike price was $12.02 per share.

The following summarizes share option transactions related to the Option Scheme in 2024, 2023 and 2022:

	2024		2023		2022
	Options	Weighted average exercise price $	Options	Weighted average exercise price $	Options	Weighted average exercise price $
Options outstanding at beginning of year	2,155,000	7.91	1,783,000	8.55	1,433,500	9.65
Granted	440,000	12.02	440,000	10.34	435,000	8.73
Exercised	(510,000)	7.35	—	—	(85,500)	8.87
Expired	—	—	(68,000)	9.47	—	—
Options outstanding at end of year	2,085,000	7.80	2,155,000	7.91	1,783,000	8.55

Exercisable at end of year	1,206,667	6.76	1,265,000	7.83	919,667	9.00

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

The fair values of options granted are estimated on the date of the grant, using the Black-Scholes-Merton option valuation model. The fair values are then expensed over the periods in which the options vest. The weighted average fair value of options granted in 2024 was $3.86 per share as of grant date (2023: $3.93; 2022: $3.06). The weighted average assumptions used to calculate the fair values of the new options granted in 2024 were (a) risk free interest rate of 4.44% (2023: 4.32%; 2022: 1.80%); (b) expected share price volatility of 35.6% (2023: 45.5%; 2022: 45.6%); (c) expected dividend yield of 0% (2023: 0%; 2022: 0%) and (d) expected life of options 3.5 years (2023: 3.5 years; 2022: 3.5 years).

During the year ended December 31, 2024, 510,000 share options were exercised. The Company issued a total of 242,146 new shares in full satisfaction of the options exercised which had a total intrinsic value of $3.0 million on the day of exercise. Of the total shares issued, 35,000 shares were issued in exchange for a cash consideration of $0.3 million. The weighted average exercise price of the options exercised was $7.35 per share. There were no options exercised in 2023 and the total intrinsic value of 85,500 options exercised in 2022 was $0.1 million on the day of exercise and the Company issued a total of 10,786 new common shares in full satisfaction of this intrinsic value, with no cash exchanges.

As of December 31, 2024, there are 1,206,667 options fully vested but not exercised (December 31, 2023: 1,265,000 options; December 31, 2022: 919,667 options) and their intrinsic value amounted to $4.2 million (December 31, 2023: $4.4 million; December 31, 2022: $0.2 million). The weighted average remaining term of the vested exercisable options is 1.4 years as of December 31, 2024.

As of December 31, 2024, the unrecognized compensation costs relating to non-vested options granted under the Option Scheme was $1.1 million (December 31, 2023: $1.1 million; December 31, 2022: $1.0 million) and their intrinsic value amounted to $0.9 million (December 31, 2023: $2.9 million; December 31, 2022: $1.0 million). This cost will be recognized over the remaining vesting periods, which have a weighted average term of 0.8 years (December 31, 2023: 0.8 years; December 31, 2022: 1.2 years).

During the year ended December 31, 2024, the Company recognized a net expense of $1.7 million in compensation cost relating to the stock options (December 31, 2023: $1.6 million; December 31, 2022: $1.4 million).

25.    RELATED PARTY TRANSACTIONS

The Company has had transactions with the following related parties, being companies in which our principal shareholder Hemen Holding and companies associated with Hemen have, or had, a significant direct or indirect interest:

–    Frontline
–    Frontline Shipping
–    Seadrill (1)
–    Golden Ocean (2)
–    Seatankers Management Norway AS and Seatankers Management Co. Ltd. (collectively “Seatankers”)
–    Front Ocean Management AS and Front Ocean Management Ltd. (collectively “Front Ocean”)
–    NorAm Drilling
–    Paratus Management (UK) Ltd (“Paratus”)
–    River Box
–    Sloane Square Capital Holdings Ltd. (“Sloane Square Capital”)
–    Northern Ocean Operations Ltd. (“Northern Ocean”)

(1) From February 2022, Seadrill was determined to no longer be a related party following its emergence from bankruptcy (see below).

(2) On March 4, 2025, CMB.TECH NV (“CMB.TECH”), through its subsidiary CMB.TECH Bermuda Ltd., entered into a share purchase agreement with Hemen to purchase all of Hemen’s 81,363,730 Golden Ocean common shares at a purchase price of $14.49 per common share (the “Share Purchase”). Following the closing of the Share Purchase on March 12, 2025, Hemen ceased to hold any common share of Golden Ocean and is consequently no longer a related party. CMB.TECH is not a related party to the Company.

The Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies.

(in thousands of $)	2024	2023
Amounts due from:
Frontline	4,252	2,907
Golden Ocean	237	—
Seatankers	521	411
Front Ocean	18	—
Sloane Square Capital	—	201
NorAm Drilling	109	24
Paratus	2	—
River Box	92	11
Other related parties	3	2
Allowance for expected credit losses*	(33)	(24)
Total amount due from related parties	5,201	3,532
Loans to related parties - associated companies, long-term
River Box	45,000	45,000
Total loans to related parties - associated companies, long-term	45,000	45,000
Amounts due to:
Frontline Shipping	1,234	2,813
Golden Ocean	56	57
Other related parties	6	20
Total amount due to related parties	1,296	2,890

*See Note 27: Allowance for Expected Credit Losses.

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

As of December 31, 2024, included within vessels, rigs and equipment chartered under operating leases, there were eight Capesize dry bulk carriers leased to a fully guaranteed subsidiary of Golden Ocean (December 31, 2023: eight). As of December 31, 2024, the net book value of assets leased under operating leases to Golden Ocean was $123.6 million (December 31, 2023: $142.9 million). Subsequent to the year end, Golden Ocean exercised the purchase options to buy the eight vessels for an aggregate price of $112.0 million. The vessels are expected to be delivered to Golden Ocean in the third quarter of 2025. (See Note 30: Subsequent Events).

The two drilling rigs owned by the Company, Linus and Hercules, were leased to subsidiaries of Seadrill, previously a related party, under operating leases. Linus was redelivered from Seadrill in September 2022 and Hercules was redelivered from Seadrill in December 2022. In February 2022, Seadrill announced that it has emerged from Chapter 11 after successfully completing its reorganization. Upon emergence a new independent board of directors assumed leadership of the new parent company of the Seadrill group. Hemen's shareholding in Seadrill post-emergence from bankruptcy fell below 1%. Consequently, SFL determined that Seadrill was no longer a related party following the emergence from bankruptcy.

During the year ended December 31, 2024, the Company agreed to lease equipment from the drilling rig Hercules to Northern Ocean, generating $0.9 million in rental income. The equipment is expected to be returned by September 2025.

A summary of leasing revenues and repayments from Frontline Shipping, Golden Ocean, Northern Ocean and Seadrill is as follows:

	Year ended December 31,
(in millions of $)	2024	2023	2022
Golden Ocean:
Operating lease income	54.6	54.6	52.3
Profit share	6.4	—	3.0
Frontline Shipping:
Direct financing lease interest income	—	—	0.4
Direct financing lease service revenue	—	—	1.7
Direct financing lease repayments	—	—	1.8
Seadrill:
Operating lease income	—	—	17.8
Northern Ocean:
Operating lease rental income	0.9	—	—

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

In the year ended December 31, 2024, the Company had eight dry bulk carriers operating on time charters to a subsidiary of Golden Ocean, which include profit sharing arrangements whereby the Company earns a 33% share of profits earned by the vessels above threshold levels - see table above.

The Company also had a profit sharing arrangement related to the two VLCCs on charter to Frontline Shipping, whereby the Company was entitled to profit sharing of 50% of their earnings on a time charter equivalent basis from their use of the Company's fleet above average threshold charter rates calculated on a quarterly basis. The Company earned and recognized profit sharing revenue under the 50% arrangement.

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

As of December 31, 2024, the Company owed a total of $1.2 million (December 31, 2023: $2.8 million) to Frontline Shipping in respect of vessel management fees, technical supervision fees and items relating to the operation of the vessels.

As of December 31, 2024, the Company was owed $4.3 million (December 31, 2023: $2.9 million) by Frontline in respect of various short-term items, including administration recharges and items relating to the operation of vessels trading in a pool with two vessels owned by Frontline until their disposal.

The vessels leased to Frontline Shipping were on time charter terms and for each such vessel the Company paid a fixed management/operating fee of $9,000 per day to Frontline Management (Bermuda) Ltd., a wholly-owned subsidiary of Frontline. No further fees were paid to Frontline Management (Bermuda) Ltd. after April 2022, following the sale of the final two vessels on charter to Frontline Shipping.

In addition, during the year ended December 31, 2024, the Company also had 23 container vessels, seven dry bulk carriers, seven car carriers and 18 tankers operating on time charter or in the spot market, for which the supervision of the technical management was sub-contracted to Frontline Management (Cyprus) Ltd, previously named Frontline Management (Bermuda) Ltd. (“Frontline Management”). Management fees incurred are included in the table below.

The vessels leased to a subsidiary of Golden Ocean are on time charter terms and for each vessel the Company pays a fixed management/operating fee of $7,000 per day to Golden Ocean Management. Management fees incurred are included in the table below. Management fees are classified as vessel operating expenses in the Consolidated Statements of Operations.

In addition to leasing revenues and repayments, the Company incurred fees with related parties. The Company pays a fixed management fee of $150 per day in relation to nine product tankers and seven Suezmax tankers. The Company also paid Frontline and its subsidiaries a management fee of 1.25% of chartering revenues and a fixed management fee of $150 per day in relation to two Suezmax tankers operating in the spot market until their disposal in March and April 2023. The Company pays fees to Frontline Management for administrative services, including corporate services, and fees to Seatankers and Front Ocean for the provision of advisory and support services. The Company also pays fees to Front Ocean Management AS for the provision of office facilities in Oslo, fees to Golden Ocean Shipping Co Pte. Ltd. for the provision of office facilities in Singapore and fees to Frontline Corporate Services Ltd for the provision of office facilities in London. The Company also provides services to Seatankers, Paratus and NorAm and receives a fee at cost plus margin.

	Year ended December 31,
(in thousands of $)	2024	2023	2022
Frontline:
Vessel Management Fees	2,199	2,296	3,679
Newbuilding Supervision Fees	933	1,514	1,030
Commissions and Brokerage	—	280	498
Administration Services Fees	12	11	7
Golden Ocean:
Vessel Management Fees	20,496	20,440	20,440
Commissions and Brokerage	186	123	—
Operating Management Fees	—	—	22
Seatankers:
Administration Services Fees*	166	304	428
Front Ocean:
Administration Services Fees	698	597	483
Office Facilities and other shared costs:
Seatankers Management Norway AS	16	(10)	106
Front Ocean Management AS	298	310	—
Frontline Management AS	—	—	341
Frontline Corporate Services Ltd.	150	163	93
Frontline Management (Bermuda) Limited	—	14	—
Golden Ocean Shipping Co Pte. Ltd.	84	79	80
NorAm Drilling AS	(18)	(13)	—
Sloane Square Capital Holdings Ltd.	1	—	—
Flex LNG Management Ltd	—	—	3

Related party loans – associated companies

As of December 31, 2024, the Company had one (2023: one) loan receivable outstanding with River Box for $45.0 million (2023: $45.0 million). The loan to River Box is a fixed interest rate loan and is repayable in full on November 16, 2033, or earlier if the company sells its assets.

Interest income received on the loans to associated companies is as follows:

	Year ended December 31,
(in millions of $)	2024	2023	2022
River Box	4.6	4.6	4.6

Related party purchases and sales of vessels

During the year ended December 31, 2024, the Company entered into agreements to acquire three LR2 product tankers under construction from entities related to Hemen, for an aggregate amount of $231.0 million. The vessels were delivered between June and October 2024 and commenced their long term charters to a third party.

In the years ended December 31, 2023 and December 31, 2022, there were no vessels purchased from or sold to related parties.

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

As of December 31, 2024, the Company had investment in NorAm Drilling of 1.3 million shares with a fair value of $3.7 million, trading on the Euronext Growth in Oslo. (Refer to Note 11: Investments in Debt and Equity Securities).

Dividends and interest income received from shares held and secured notes issued by related parties:

	Year ended December 31,
(in thousands of $)	2024	2023	2022
Dividends received
NorAm Drilling	645	1,246	128
Interest income received
NorAm Drilling	—	—	463

For dividends received from associated companies please refer to Note 18: Investment in Associated Companies.

26.    FINANCIAL INSTRUMENTS

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates, exchange rates and commodity prices. The Company has a portfolio of swaps which swap floating rate interest to fixed rate, which fix the Norwegian kroner to U.S. dollar exchange rate applicable to the interest payable and principal repayment on the NOK bonds and which swap floating commodity prices to fixed prices. From a financial perspective these swaps hedge interest rate, exchange rate and fuel price exposure. As of December 31, 2024, the counterparties to such contracts are DNB Bank ASA, Nordea Bank Finland Plc., Skandinaviska Enskilda Banken AB (publ), Danske Bank A/S, ING Bank N.V and Sumitomo Mitsui Banking Corporation. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered not to be substantial as the counterparties are all banks which have provided the Company with loans.

The following tables present the fair values of the Company's derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	2024	2023
Designated derivative instruments -short-term assets:
Interest rate swaps	—	4,333
Non-designated derivative instruments -short-term assets:
Interest rate swaps	121	284
Total derivative instruments -short-term assets	121	4,617
Designated derivative instruments -long-term assets:
Interest rate swaps	1,631	2,357
Cross currency interest rate swaps	2,212	—
Non-designated derivative instruments -long-term assets:
Interest rate swaps	11,515	11,251
Cross currency interest rate swaps	165	—
Total derivative instruments - long-term assets	15,523	13,608

(in thousands of $)	2024	2023
Designated derivative instruments -short-term liabilities:
Cross currency swaps	—	11,845
Non-designated derivative instruments -short-term liabilities:
Cross currency swaps	14,884	85
Commodity swaps	—	436
Total derivative instruments - short-term liabilities	14,884	12,366
Designated derivative instruments -long-term liabilities:
Interest rate swaps	103	—
Cross currency swaps	—	8,965
Total derivative instruments - long-term liabilities	103	8,965

Interest rate risk management

The Company manages its debt portfolio with interest rate and currency swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. As of December 31, 2024, the Company and its consolidated subsidiaries had entered into interest rate and currency swap transactions, to achieve fixed interest rates.

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

Notional Principal (in thousands of $)	Trade date	Maturity date	Fixed interest rate
$100,000 (remaining at $100,000)	August 2019	August 2029	1.2% - 1.3%
$46,053 (remaining at $46,053)	April 2020	January 2025	0.2%
$81,600 (remaining at $81,600)	November 2024	November 2029	3.9%
$78,735 (reducing to $59,557)	November 2024	August 2029	3.9%
$113,739 (reducing to $42,285)	December 2024	December 2029	3.7% - 3.8%
$59,604 (reducing to $13,564)	December 2024	January 2030	4.1%

The summary below includes all currency swap transactions, involving the payment of fixed interest in U.S. dollars in exchange for NIBOR plus a margin in Norwegian kroner, some of which are hedges against the NOK750 million senior unsecured bonds due 2029.

Notional Principal	Trade date	Maturity date	Fixed interest rate (payable)	Margin on NIBOR leg (receivable)
NOK750 million ($69.4 million)	September 2024	September 2029	6.4% - 6.5%	3.3%
The total net notional principal amount subject to interest swap agreements as of December 31, 2024, was $0.5 billion (December 31, 2023: $0.4 billion).

Foreign currency risk management

The Company is party to currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner, some of which are designated as hedges against the NOK750 million senior unsecured bonds due 2029.

During the year ended December 31, 2024, the NOK600 million senior unsecured bonds due 2025 were redeemed early in full. In conjunction with this redemption, the related currency swaps were de-designated.

Principal Receivable	Principal Payable		Trade date	Maturity date
NOK600 million	US$67.5	million	January 2020	January 2025
NOK750 million	US$69.4	million	September 2024	September 2029

Apart from the NOK750 million senior unsecured bonds due 2029, the majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company's cash flows, financial condition and results of operations.

Fair Values

The carrying value and estimated fair value of the Company's financial assets and liabilities as of December 31, 2024, and 2023, are as follows:

	2024	2024	2023	2023
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Equity Securities	3,736	3,736	5,104	5,104
NOK700 million senior unsecured floating rate bonds due 2024	—	—	68,426	68,919
NOK600 million senior unsecured floating rate bonds due 2025	—	—	58,089	59,181
7.25% senior unsecured sustainability linked bonds due 2026	150,000	150,975	150,000	146,310
8.875% senior unsecured sustainability linked bonds due 2027	150,000	154,737	150,000	152,820
8.25% senior unsecured sustainability linked bonds due 2028	145,200	149,874	—	—
NOK750 million senior unsecured floating rate bonds due 2029	63,592	63,778	—	—
Derivatives:
Interest rate/ currency/ commodity swap contracts – short-term receivables	121	121	4,617	4,617
Interest rate/ currency/ commodity swap contracts – long-term receivables	15,523	15,523	13,608	13,608
Interest rate/ currency/ commodity swap contracts – short-term payables	14,884	14,884	12,366	12,366
Interest rate/ currency swap/ commodity contracts – long-term payables	103	103	8,965	8,965

The above short-term receivables relating to interest rate/ currency/ commodity swap contracts as of December 31, 2024, include $0.1 million which relates to non-designated swap contracts (December 31, 2023: $0.3 million), with the balance relating to designated hedges. The above long-term receivables relating to interest rate/ currency/ commodity swap contracts as of December 31, 2024, include $11.7 million which relates to non-designated swap contracts (December 31, 2023: $11.3 million), with the balance relating to designated hedges. The above short-term payables relating to interest rate/ currency/ commodity swap contracts as of December 31, 2024, include $14.9 million which relates to non-designated swap contracts (December 31, 2023: $0.5 million), with the balance relating to designated hedges. The above long-term payables relating to interest rate/ currency/ commodity swap contracts as of December 31, 2024, include $0.0 million which relates to non-designated swap contracts (December 31, 2023: $0.0 million), with the balance relating to designated hedges.

The above fair values of financial assets and liabilities as of December 31, 2024, are measured as follows:

		Fair value measurements using
	December 31, 2024	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)		(Level 1)	(Level 2)	(Level 3)
Assets:
Equity securities	3,736	3,736
Interest rate/ currency/ commodity swap contracts – short-term receivables	121		121
Interest rate/ currency/ commodity swap contracts - long-term receivables	15,523		15,523
Total assets	19,380	3,736	15,644	—
Liabilities:
7.25% senior unsecured sustainability linked bonds due 2026	150,975	150,975
8.875% senior unsecured sustainability linked bonds due 2027	154,737	154,737
8.25% senior unsecured sustainability linked bonds due 2028	149,874	149,874
NOK750 million senior unsecured floating rate bonds due 2029	63,778	63,778
Interest rate/ currency/ commodity swap contracts – short-term payables	14,884		14,884
Interest rate/ currency/ commodity swap contracts – long-term payables	103		103
Total liabilities	534,351	519,364	14,987	—

The above fair values of financial assets and liabilities as of December 31, 2023, were measured as follows:

		Fair value measurements using
	December 31, 2023	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands of $)		(Level 1)	(Level 2)	(Level 3)
Assets:
Equity securities	5,104	5,104
Interest rate/ currency/ commodity swap contracts – short-term receivables	4,617		4,617
Interest rate/ currency/ commodity swap contracts – long-term receivables	13,608		13,608
Total assets	23,329	5,104	18,225	—
Liabilities:
NOK700 million senior unsecured floating rate bonds due 2024	68,919	68,919
NOK600 million senior unsecured floating rate bonds due 2025	59,181	59,181
7.25% senior unsecured sustainability linked bonds due 2026	146,310	146,310
8.875% senior unsecured sustainability linked bonds due 2027	152,820	152,820
Interest rate/ currency/ commodity swap contracts – short-term payables	12,366		12,366
Interest rate/ currency/ commodity swap contracts – long-term payables	8,965		8,965
Total liabilities	448,561	427,230	21,331	—

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

As of December 31, 2024, investment in equity securities consist of NorAm Drilling shares trading on the Euronext Growth in Oslo.

As of December 31, 2024, the estimated fair values for the 7.25% senior unsecured sustainability linked bonds due 2026, the 8.875% senior unsecured sustainability linked bonds due 2027, the 8.25% senior unsecured sustainability linked bonds due 2028 and the senior unsecured floating rate NOK bond due 2029 are based on the quoted market prices as of the balance sheet date.

As of December 31, 2024, the fair value of interest rate and currency swap contracts is calculated using established independent valuation techniques applied to contracted cash flows and SOFR/NIBOR interest rates as of the balance sheet date.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that amounts are carried with DNB Bank ASA, Nordea Bank Finland Plc., Skandinaviska Enskilda Banken AB (publ), Danske Bank A/S, ING Bank N.V, and Sumitomo Mitsui Banking Corporation. However, the Company believes this risk is remote, as these financial institutions are established and reputable establishments with no prior history of default. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk however certain of the Company’s counterparties require the Company to periodically post collateral when the fair value of the financial instruments exceeds or is below specified thresholds. As of December 31, 2024 and 2023, the Company posted cash collateral related to derivative instruments under its collateral security arrangements of $5.0 million and $7.1 million, respectively. As of December 31, 2024, the balance is recorded within Other Current Assets (Refer to Note 12: Trade Accounts Receivable and Other Current Assets) and was previously included within Other Long Term Assets (Refer to Note 16: Other Long Term Assets). The Company also sometimes enter into master netting and offset agreements with such counterparties. As of December 31, 2024, the Company has International Swaps and Derivatives Association (“ISDA”) agreements with its swap counterparties which contain netting provisions.

There is also a concentration of revenue risk with the below customers:

Charterer	Number of Vessels /rigs chartered as of December 31, 2024	% of consolidated operating revenues (Year ended December 31, 2024)	Number of Vessels /rigs chartered as of December 31, 2023	% of consolidated operating revenues (Year ended December 31, 2023)
Maersk A/S (“Maersk”)	14	23%	16	28%
ConocoPhillips Skandinavia AS ("ConocoPhillips")	1	7%	1	10%

In addition, a portion of our net income is generated from our associated company, River Box. (See Note 18: Investment in Associated Companies). In the year ended December 31, 2024, income from River Box accounted for approximately 6% of our net income (December 31, 2023: 9%).

As discussed in Note 25: Related Party Transactions, the Company, as of December 31, 2024, had one outstanding receivable loan balance granted by the Company to River Box totaling $45.0 million (December 31, 2023: $45.0 million). The loan granted by the Company is considered not impaired as of December 31, 2024 due to the fair value of the vessels owned by River Box exceeding the book values as of December 31, 2024.

27.    ALLOWANCE FOR EXPECTED CREDIT LOSSES

The following table presents the impact of the allowance for expected credit losses on the Company's balance sheet line items for the year ended December 31, 2024.

(in thousands of $)	Trade receivables	Other receivables	Related Party receivables	Investment in sales-type leases and leaseback assets	Other long-term assets	Total
Balance as of December 31, 2022	260	904	30	192	1,880	3,266
Change in allowance recorded in 'other financial items'	(245)	(88)	(6)	(119)	—	(458)
Balance as of December 31, 2023	15	816	24	73	1,880	2,808
Change in allowance recorded in 'other financial items'	68	363	9	(37)	6	409
Balance as of December 31, 2024	83	1,179	33	36	1,886	3,217

The impact of the allowance for expected credit losses on the associates is disclosed in Note 18: Investment in Associated Companies.

28.    COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

(in millions of $)	2024	2023
Vessels, rigs and equipment, net	3,462	2,508
Investments in sales-type leases	35	56
Book value of consolidated assets pledged under mortgages	3,497	2,564

Assets with finance lease liabilities

(in millions of $)	2024	2023
Vessels under finance lease, net	—	573
Total book value	—	573

The Company has funded its acquisition of vessels, jack-up rig and ultra-deepwater drilling rig through a combination of equity, short-term debt and long-term debt. Providers of long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired. As of December 31, 2024, the Company had $2.9 billion of outstanding principal indebtedness under various credit facilities. In 2023, the Company had $2.2 billion of outstanding principal indebtedness under various credit facilities and finance lease liabilities of $0.4 billion.

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

Capital commitments

As of December 31, 2024, the Company had commitments under shipbuilding contracts to construct five newbuilding dual-fuel 16,800 TEU container vessels, totaling to $818.1 million. The vessels are expected to be delivered in 2028 and will immediately commence a 10-year time charter to a leading liner company. In 2023, the Company had commitments in respect of two newbuilding car carriers, which were delivered in the year ended December 31, 2024. (Refer to Note 14: Capital Improvements in Progress and Newbuildings).

As of December 31, 2024, the Company has committed to pay $20.2 million towards the installation of optimization upgrades on four 8,700 TEU container vessels and three 10,600 TEU container vessels, with installations expected to take place in 2025 (December 31, 2023: $0.0 million).

Also as of December 31, 2024, the Company has committed to pay $13.2 million for capital upgrades on the drilling rig, Hercules. The installations are expected to take place in 2025.

There were no other material contractual commitments as of December 31, 2024.

Other contingencies

On March 5, 2023, SFL Hercules Ltd., a subsidiary of the Company, served Seadrill with a claim filed in the Oslo District Court in Norway, relating to the redelivery of the drilling rig, Hercules, in December 2022. The Company has made the claim because it believes that the rig was not redelivered in the condition required under the contract with Seadrill and the Company is therefore seeking damages. In February 2025, there was a ruling in Oslo District Court in favor of SFL’s rig-owning subsidiary where subsidiaries of Seadrill Ltd. (“Seadrill”) were ordered to pay an amount equivalent to a total of approximately $48 million in compensation, including late payment interest and legal cost, as a result of its breach of contract upon redelivering Hercules to SFL in 2022. Seadrill filed an appeal to the Oslo District Court on March 5, 2025. There is also a related case which commenced in the Oslo District Court in March 2025 in connection with certain capital spares delivered by Seadrill to a subsidiary of SFL in connection with the special survey of Hercules in 2023 where the parties disagree on the actual ownership and compensation of these spares.

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

29.    CONSOLIDATED VARIABLE INTEREST ENTITIES

As of December 31, 2024, the Company's consolidated financial statements included 35 variable interest entities, all of which had been determined that the Company is the primary beneficiary. These variable interest entities are all wholly-owned subsidiaries and own vessels with existing charters during which related and third parties have fixed price options or obligations to purchase the respective vessels, at dates varying from July 2025 to October 2029.

As of December 31, 2024, seven of the consolidated variable interest entities have vessels which are accounted for as investments in sales-type leases. As of December 31, 2024, the vessels had a carrying value of $35.2 million before credit loss provision, unearned lease income of $0.9 million and total option prices at the earliest exercise date of $31.2 million. The outstanding loan balances in these entities amounted to a total of $23.6 million, all of which was classified as short-term portion as of December 31, 2024.

As of December 31, 2024, 28 fully consolidated variable interest entities each own vessels which are accounted for as operating lease assets. As of December 31, 2024 the vessels had a total net book value of $1.1 billion. The outstanding loan balances in these entities amounted to a total of $721.8 million, of which the short-term portion was $231.9 million as of December 31, 2024.

30.    SUBSEQUENT EVENTS

In January 2025, the Company issued a $150 million senior unsecured, sustainability-linked bond, in the Nordic credit market. The bonds were issued at 99.5% of face value, bear a coupon of 7.75% and will mature in 2030. The net proceeds are intended for new investments and general corporate purposes.

In January 2025, the Company agreed to sell the 1,700 TEU container vessel, Asian Ace, to an unrelated third party at a selling price of approximately $9.5 million. The vessel is expected to be delivered to its new owners during the second quarter of 2025. The vessel is debt free and had a net book value of approximately $5.3 million as of December 31, 2024.

In February 2025, the Company announced that Golden Ocean had exercised its purchase options for eight Capesize vessels for $112.0 million in aggregate. The vessels will be redelivered to Golden Ocean during the third quarter of 2025, and net cash proceed after repayment of debt is estimated to be approximately $50.0 million.

In February 2025, there was a ruling in Oslo District Court in favor of SFL’s rig-owning subsidiary where subsidiaries of Seadrill Ltd. (“Seadrill”) were ordered to pay an amount equivalent to a total of approximately $48 million in compensation, including late payment interest and legal cost, as a result of its breach of contract upon redelivering Hercules to SFL in 2022. Seadrill filed an appeal to the Oslo District Court on March 5, 2025.

In February 2025, the Company issued 22,060 new shares to officers in settlement of options issued in 2020 pursuant to the Company’s incentive program. The weighted average exercise price of the options exercised was $8.90 per share and the total intrinsic value of the options exercised was $0.2 million.

On February 12, 2025, the Board of Directors declared a dividend of $0.27 per share which will be paid in cash on or around March 28, 2025 to shareholders of record as of March 12, 2025.

On March 4, 2025, CMB.TECH NV (“CMB.TECH”), through its subsidiary CMB.TECH Bermuda Ltd., entered into a share purchase agreement with Hemen to purchase all of Hemen’s 81,363,730 Golden Ocean common shares at a purchase price of $14.49 per common share (the “Share Purchase”). Following the closing of the Share Purchase on March 12, 2025, Hemen ceased to hold any common share of Golden Ocean and is consequently no longer a related party. CMB.TECH is not a related party to the Company.

In March 2025, 465,000 options were awarded to employees, officers and directors, pursuant to the Company's Share Option Scheme. The options have a five-year term and a three-year vesting period and the first options are exercisable from March 2026 onwards. The initial strike price was $8.39 per share.