Form 20-F
period 2025-12-31
SFL Corp Ltd.
filed 2026-03-16
CIK 1289877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ☐  ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[☒]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2025

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

144,562,927	Common Shares, $0.01 Par Value

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this annual report and the documents incorporated by reference may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.

These statements reflect the Company’s current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

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
▪risks associated with potential cybersecurity or other privacy threats and data security breaches;
▪our ability to comply with, and the expected cost of, governmental regulations and maritime self-regulatory organization standards, including new environmental regulations and standards, as well as standard regulations imposed by our charterers applicable to our business;
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
▪the imposition of sanctions by the Office of Foreign Assets Control of the Department of the U.S. Treasury or pursuant to other applicable laws or regulations imposed by the U.S. government, the European Union, the United Nations or other governments against the Company or any of its subsidiaries;
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
▪the Company potentially becoming subject to corporate income tax in Bermuda in the future;
▪shareholders’ reliance on the Company to enforce the Company’s rights against contract counterparties;
▪dependence on the ability of the Company’s subsidiaries to distribute funds to satisfy financial obligations and make dividend payments;
▪the potential for shareholders to not be able to bring a suit against the Company or enforce a judgment obtained against the Company in the United States;
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
▪impacts of supply chain disruptions and market volatility

▪the impact of restrictions on trade, including the imposition of new tariffs, port fees and other import restrictions by the United States on its trading partners and the imposition of retaliatory tariffs by China and the European Union on the United States, and potential further protectionist measures and/or further retaliatory actions by others, including the imposition of tariffs or penalties on vessels calling in key export or import ports such as the United States, European Union and/or China;
▪potential requisition of the Company’s vessels or rigs by a government during a period of war or emergency; and
▪world events, political instability, international sanctions or international hostilities, including the war between Russia and Ukraine, the Iran conflict and related developments in the Middle East, including vessel attacks in the Strait of Hormuz or the Red Sea, which have resulted in disruptions in international shipping routes, as a result thereof.

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

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.    KEY INFORMATION

Throughout this report, the "Company", "SFL ", "we", "us" and "our" all refer to SFL Corporation Ltd. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of the vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We use the term twenty-foot equivalent units, or TEU, in describing container vessels to refer to the number of standard twenty-foot containers that the vessel can carry, and we use the term car equivalent units, or CEU , in describing car carriers to refer to the number of standard cars that the vessel can carry. Unless otherwise indicated, all references to "USD," "US$" and "$" in this report are to, and amounts are presented in, U.S. dollars.

A. [RESERVED]

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

Our assets are primarily engaged in transporting crude oil and oil products, dry bulk and containerized cargoes, freight of rolling cargo, and in offshore drilling and related activities. The risk factors summarized in the Cautionary Statement Regarding Forward Looking Statements and Summary of Risk Factors and detailed below, summarize certain risks that may materially affect our business, financial condition or results of operations. Unless otherwise indicated in this annual report on Form 20-F, all information concerning our business and our assets is as of March 16, 2026.

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

–Risk Relating to our Common Shares

Our common shares are subject to a significant number of external and internal risks. The market price of our common shares has historically been unpredictable and volatile. As a holding company, we depend on the ability of our subsidiaries to distribute funds to satisfy our financial and other obligations. As we are a foreign corporation, our shareholders may not have the same rights as a shareholder in a U.S. corporation may have. In addition, our shareholders may not be able to bring suit against us or enforce a judgement obtained in the United States against us since our offices and the majority of our assets are located outside of the United States. Furthermore, sales of our common shares could cause the market price of our common shares to decline. Details of specific risks relating to our common shares are described below.

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

The international seaborne transportation industry is both cyclical and volatile in terms of charter hire rates and profitability. The degree of charter hire rate volatility for vessels has varied widely. A worsening of current global economic conditions may cause the charter rates applicable to our vessels to decline and thereby adversely affect our ability to charter or re-charter our vessels and any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter hire rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for energy resources, commodities, semi-finished and finished consumer and industrial products internationally carried at sea. If we enter into a charter when charter hire rates are low, our revenues and earnings will be adversely affected. In addition, a decline in charter hire rates is likely to cause the market value of our vessels to decline. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, meet our obligations or pay dividends to our shareholders. Additionally, the supply of vessels generally increases with deliveries of new vessels and decreases with the recycling of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. An over-supply of vessel capacity, combined with a decline in the demand for such vessels, may result in a reduction of charter hire rates. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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
•global and regional economic and political conditions, international sanctions, embargoes, import and export restrictions, the imposition of tariffs, port fees, nationalizations, piracy, terrorist attacks, strikes, and armed conflicts;
•changes in government subsidies of shipbuilding;
•construction or expansion of new or existing pipelines or railways; and
•currency exchange rates, most importantly versus the U.S. dollar, or USD.

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

Factors that influence the supply of vessel capacity include:
•supply and demand for energy resources, including oil and petroleum products, seaborne transportation of such energy resources, and alternative energy sources;
•competition from alternative sources of energy and from other shipping companies and other modes of transport;
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

Various macroeconomic factors, including high inflation and interest rates, global supply chain constraints, downturns in the worldwide economy and the effects of overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets, could materially adversely affect our business, results of operations, financial condition and ability to pay dividends. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. In addition, elevated interest rates persisting longer than expected cause refinancing risk for balloon payments and revolving credit facilities and potential covenant pressure. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all.

The world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia and between Israel and Iran and related conflicts in the Middle East, the potential disruption of shipping routes including due to low water levels in the Panama Canal and ongoing vessel attacks in the Red Sea, current trade tension between the United States and China, political instability in Venezuela, the Middle East and the South China Sea region and other geographic countries and areas, tensions in and around the Red Sea or Russia and NATO tensions, China and Taiwan disputes, terrorist or other attacks, war (or threatened war) or international hostilities, banking crises or failures and real estate crises, as well as significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia.

The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows and ability to obtain financing or refinance our existing and future credit facilities on acceptable terms, which may negatively impact our business.

As of December 31, 2025, we had total outstanding indebtedness of $2.6 billion under our various credit facilities, lease debt financing and bonds. In addition, we had a further $0.2 billion of finance lease obligations in our associated companies.

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

Certain banks that have historically been significant lenders to the shipping industry may reduce or cease lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments in the future if current or future lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Also, as a result of concerns about the stability of financial markets generally, and the solvency of counterparties specifically, the availability and cost of obtaining money from the public and private equity and debt markets may become more difficult. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt, and reduced, and in some cases ceased, to provide funding to borrowers and other market participants, including equity and debt investors, and some have been unwilling to invest on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, or that we will be able to refinance our existing and future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise or respond to competitive pressures. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

Our operations inside and outside of the United States expose us to global risks, such as political instability, terrorist attacks, international hostilities, economic sanctions or other trade restrictions and global public health concerns, which may affect the seaborne transportation industry, and adversely affect our business.

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

In 2022, the United States, the United Kingdom, and the European Union, among other countries, announced various economic sanctions against Russia in connection with the war in the Ukraine, which may adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. The war could result in the imposition of further economic sanctions or new categories of export restrictions against individuals or entities in or connected to Russia. While in general much uncertainty remains regarding the global impact of the continuation of the conflict in Ukraine, and any potential resolution thereof, it is possible that such tensions could adversely affect our business, financial condition, operations results, and cash flows.

The United States has also issued several Executive Orders that prohibit certain transactions related to Russia, including prohibitions on the importation of certain Russian energy products into the United States (including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal), and all new investments in Russia by U.S. persons, among other prohibitions and export controls, and has issued numerous determinations authorizing the imposition of sanctions on persons who operate or have operated in the energy, metals and mining, and marine sectors of the Russian Federation economy, among other sectors. Designations under these sanctions programs are continuing, including in October 2025 against Lukoil, Rosneft, and certain of their subsidiaries. Increased restrictions on these sectors, or the expansion of sanctions to new sectors, may pose additional risks that could adversely affect our business and operations.

Furthermore, the United States, in conjunction with the G7, agreed on September 2, 2022 to implement a Russian petroleum “price cap policy” which prohibits a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that requires each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Further, effective as of February 27, 2025, the United States has also prohibited the provision of petroleum services by U.S. persons to persons located in Russia. An exception exists for the provision of petroleum services in certain specified circumstances, including for the provision of services for products purchased at or below the aforementioned price caps. As of September 2025, the European Union, United Kingdom and Canada also agreed to lower their price cap on Russian crude oil from $60 to $47.60 per barrel, and which was further reduced to $44.10 effective February 1, 2026, based on an automatic dynamic pricing adjustment setting the cap at 15% below the average market price for Russian crude oil during the relevant reference period. Violations of the petroleum services policy or price cap policy, or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false, may pose additional risks adversely affecting our business. While much uncertainty remains, the potential that the European Union, in conjunction with the G7, might replace the price cap policy in favor of a full maritime services ban for Russian crude oil exports and/or other petroleum products may also pose further risks that could adversely affect our business.

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

Governments may also turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us. This could have a material adverse effect on our business, financial condition and operating results.

In particular, there is significant uncertainty about the future relationship between the United States and China and other exporting countries, such as Canada, Mexico, and the European Union, among others, with respect to trade policies, treaties, government regulations, and tariffs, some of which remain subject to legal challenge. For example, in April 2025, the Office of the USTR enacted vessel service fees under Section 301 of the Trade Act of 1974 which were imposed as scheduled beginning on October 14, 2025, but were suspended for one year as of November 10, 2025 as a result of broader trade negotiations between the United States and China, after China’s Ministry of Transport had announced retaliatory port fees applicable to certain vessels calling at Chinese ports that were built or flagged in the United States or owned or operated by certain U.S.-linked persons. China’s retaliatory service fees on United States vessels were also suspended for a period of one year on the same date.

The growth of the so‑called “shadow fleet” engaged in opaque or sanctions‑evading trades may distort market dynamics, increase regulatory and insurance risks, and negatively impact our operations, asset values and commercial prospects.

A significant portion of the global tanker fleet has increasingly operated outside traditional regulatory, classification, insurance, and tracking frameworks to transport crude oil from sanctioned jurisdictions such as Russia and Iran. These often older vessels, operated through complex ownership structures, lacking transparent insurance, and using practices such as AIS manipulation, are commonly referred to as the “shadow fleet”. The expansion of the “shadow fleet” presents several material risks to our business.

As shadow‑fleet vessels typically operate without the same compliance, vetting, safety, crewing, and insurance requirements applicable to legitimate operators, they may accept lower freight rates, divert volumes away from mainstream markets, and artificially tighten or loosen tonnage availability on key trade routes. These distortions can negatively affect our ability to secure profitable employment for our vessels, particularly in segments impacted by Russia‑related sanctions and altered trade flows.

Additionally, improper or falsified documentation in the shadow‑fleet supply chain increases the risk that counterparties, cargo interests, or intermediaries with whom we interact may inadvertently violate sanctions or price‑cap rules. Because the U.S. and EU sanctions regimes impose strict liability, we could face investigations, penalties, vessel detentions, or reputational harm if a charterer or sub‑charterer provides inaccurate attestations or misrepresents the nature, origin, or price of cargo. This risk has increased following the expansion of the Russian price‑cap enforcement framework in 2024–2025.

Finally, the shadow fleet may accelerate regulatory changes affecting vessel age limits, insurance requirements, and classification rules. Because shadow‑fleet vessels tend to be significantly older, regulators may impose stricter age‑based operational restrictions, which could affect the long‑term commercial profile, resale values, or employment prospects of industry fleets more broadly, including ours. Any of these developments could adversely affect our operations, earnings, cash flows, ability to access key markets, or the market values and ability to charter our vessels.

We have provided parent company guarantees for certain of our subsidiaries’ obligations, which could expose us to material liabilities.

From time to time, we provide parent company guarantees in respect of the obligations of certain of our subsidiaries under charter agreements and other commercial contracts. These guarantees may require us to satisfy the obligations of the relevant subsidiary in the event that such subsidiary fails to perform its contractual commitments. Any requirement to make payments under such guarantees could materially impact our cash flows and reduce the funds available for other corporate purposes, including the repayment of debt, capital expenditures and the payment of dividends. In addition, the triggering of a guarantee claim could negatively affect our reputation, increase our cost of capital or limit our ability to obtain similar contracts in the future.

There can be no assurance that our subsidiaries will continue to perform their obligations under their charter or other commercial arrangements, or that we will not be required to make payments under these guarantees. If a subsidiary were unable to meet its obligations due to operational issues, financial distress, counterparty disputes, force majeure events or other adverse developments, counterparties could seek recourse directly against us under the applicable guarantee. Any such enforcement could require us to make significant payments, adversely affect our liquidity, increase our leverage, limit our ability to obtain additional financing and have a material adverse effect on our business, financial condition and results of operations.

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

In addition, vessel classification societies and the requirements set forth in the International Maritime Organization’s, or IMO, International Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, also impose significant safety and other requirements on our vessels. In complying with current and future environmental requirements, vessel owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures to keep our vessels in compliance, or even to recycle or sell certain vessels altogether.

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

For additional information on United States regulations, please see “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry – United States Regulations”.

Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.

In June 2025, the 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, entered into force, which aims to ensure ships recycled at the end of their operational lives do not pose any unnecessary risks to the environment, human health and safety. As such, each ship sent for recycling is required to establish, maintain, update, and carry an Inventory of Hazardous Materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention, and each vessel’s Inventory on Hazardous Materials must include information on the hazardous materials with a quantity above the threshold values specified in the relevant EU resolution and are identified in a ship’s structure and equipment.

In 2013, the European Parliament and the Council of the European Union adopted the EU Ship Recycling Regulation, or ESSR, which, among other things, retains the requirements of the Hong Kong Convention and requires that commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities, or the European List. The European List of Authorised Ship Recycling Facilities, or European List, presently includes eight facilities in Turkey but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

In addition, the European Waste Shipment Regulation requires that non-EU flagged ships departing from EU ports be recycled only in Organisation for Economic Cooperation and Development, or OECD, member countries.

These regulatory requirements may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual recycling value of a vessel, which could potentially not cover the cost to comply with the latest requirements, which may have an adverse effect on our future performance, results of operation, cash flows and financial position.

Climate change, greenhouse gas restrictions and a shift in consumer demand for oil may adversely impact our operations and markets.

Due to the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, sulfur emission reductions, “levels of ambition,” the EU’s Emissions Trading Scheme, or EU ETS, increased efficiency standards and incentives or mandates for renewable energy. For additional information on this IMO initiative, please see “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry”.

On November 13, 2021, the Glasgow Climate Pact, which calls for signatory states to voluntarily phase out fossil fuel subsidies, was announced following discussions at the 2021 United Nations Climate Change Conference, or COP26. A shift away from these products could potentially affect the demand for our vessels and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 24 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses to “green” our vessels.

Territorial taxonomy regulations in geographies where we are operating and are subject to regulatory oversight might jeopardize the level of access to capital. For example, the European Union has already introduced a set of criteria for economic activities which should be framed as ‘green’, called EU Taxonomy. As long as we are an EU-based company meeting the NFRD prerequisites, we will be eligible to report our taxonomy eligibility and alignment. Based on the current version of the regulation, companies that own assets shipping fossil fuels are considered as not aligned with EU Taxonomy. The outcome of such provision might be either an increase in the cost of capital and/or gradually reduced access to financing as a result of financial institutions’ compliance with EU Taxonomy.

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

Additionally, a significant portion of our earnings are related to the crude oil industry. A shift in or disruption of the consumer demand from crude oil towards other energy resources such as wind energy, solar energy, hydrogen energy, nuclear energy, renewable energy, electricity, natural gas, liquefied natural gas, renewable energy, ammonia or hydrogen will potentially affect the demand for certain of our vessels and rigs. While the International Energy Agency forecasts “peak oil”, the year when the maximum rate of extraction oil is reached, to be 2030 and OPEC forecasts global oil demand to continue to grow through at least 2050, the shift in consumer demand away from oil and oil products could have a material adverse effect on our future performance, results of operation, cash flows and financial position.

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum number of viable organisms allowed to be discharged from a vessel's ballast water. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and for most ships, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms, which caused us to incur substantial costs.

U.S. regulations are also currently changing. Although the 2013 Vessel General Permit, or VGP, program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, in October 2024, the U.S. Environmental Protection Agency, or EPA, finalized its new rule on Vessel Incidental Discharge Standards of Performance, which means that the U.S. Coast Guard, or USCG, must now develop corresponding regulations regarding ballast water within two years of that date. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

Our 46 vessels employed in the spot market or under time charter agreements either have already been fitted with ballast water treatment systems or will have them fitted within the required deadlines. The costs of compliance may be substantial and could adversely affect our profitability.

If our vessels call at ports located in or our rigs operate in countries or territories that are the subject of sanctions or embargoes or engage in other transactions or dealings in violation of applicable sanctions laws, it could lead to monetary fines or penalties and adversely affect our reputation and the market for our common shares and its trading price.

Although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may call on ports located in sanctioned countries or territories, or engage in other such transactions or dealings that would be violative of applicable sanctions, on charterers’ instructions and/or without our consent. Our contracts with our charterers may prohibit them from causing our vessels to call on ports located in sanctioned countries or territories or carrying cargo for entities that are the subject of sanctions. Although our charterers may, in certain cases, control the operation of our vessels, we have monitoring processes in place reasonably designed to ensure our compliance with applicable economic sanctions and embargo laws. Nevertheless, it remains possible that our charterers may cause our vessels to trade in violation of sanctions provisions without our consent. If such activities result in a violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

Any civil penalties for violations of U.S. sanctions are imposed on a strict liability basis. Accordingly, a party need not know it is violating sanctions and need not intend to violate sanctions to be liable. We could be subject to monetary fines, penalties, or other sanctions for violating applicable sanctions or embargo laws even in circumstances where our conduct, or the conduct of a charterer, is consistent with our sanctions-related policies, unintentional or inadvertent. In practice, U.S. regulators consider the facts and circumstances surrounding an apparent violation when determining the appropriate enforcement response, taking into account various aggravating or mitigating factors.

The applicable sanctions and embargo laws and regulations vary in their application, and by jurisdiction, and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, most sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The United States, United Kingdom and European Union have enacted new and more aggressive sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the United States, European Union and United Kingdom have increased their focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions or embargoes imposed by the United States, United Kingdom, and the European Union and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, or we may suffer reputational harm. We may also experience damage to our reputation if the vessels we have sold are being used in sanctioned activity in violation of the contract of sale, either by the buyer or by a third party.

As a result of the war in Ukraine and the conflict between Israel and Hamas, the United States, European Union and United Kingdom, together with numerous other countries, have imposed significant economic sanctions which may adversely affect our ability to operate in these regions and also restrict parties whose cargo we carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil, the importation of certain Russian energy products and other goods, and new investments in the Russian Federation. These sanctions further limit the scope of permissible operations including the maintenance of our vessels and the services provided to our vessels and crew while operating in these regions, and cargo we may carry. We may also encounter potential contractual disputes with charterers and insurers due to the various sanctions targeting Russian interests and Russian cargo.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2025, and intend to maintain such compliance, there can be no assurance that we or our charterers will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties, vessel detentions or blacklisting or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in our reputation and the markets for our securities to be adversely affected and/or in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our shares may adversely affect the price at which our shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.

In the highly competitive international seaborne transportation industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result we may be unable to employ our vessels profitably.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented, and competition arises primarily from other vessel owners. Competition for seaborne transportation of goods and products is intense and depends on charter rates and the price, location, size, age, condition and acceptability of the vessel and its operators to charterers. Due in part to the highly fragmented market, and although we believe that no single competitor has a dominant position in the markets in which we compete, competitors with greater resources may be able to devote greater financial and other resources to certain activities than we can, and could operate larger fleets than we may operate and thus be able to offer lower charter rates and higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, financial condition and results of operations. We cannot give assurances that we will continue to compete successfully with our competitors or that these factors will not erode our competitive position in the future.

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

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Under the U.S. Maritime Transportation Security Act of 2002, or the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities. These security procedures can result in the seizure of the contents of our vessels, delays in the loading, offloading or trans-shipment, and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers.

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

Our vessels rely on our information security management system for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. We have in place safety and security measures on our vessels, rigs and onshore operations to secure against cyber-security attacks and any disruption. However, these measures and technology may not adequately prevent security breaches despite our continuous efforts to upgrade and address the latest known threats, which are constantly evolving and have become increasingly sophisticated. If these threats are not recognized or detected until they have been launched, we may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience. A disruption to the information security management system relating to any of our vessels could lead to, among other things, incorrect routing, collision, grounding and propulsion failure.

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

Additionally, artificial intelligence technologies, including generative artificial intelligence, continue to evolve rapidly. While we currently use such technologies in a limited capacity to support certain aspects of our operations, they are not integrated into our core business processes. We may choose to expand our use of artificial intelligence in the future; however, given the pace of technological development, we cannot fully assess the potential impact these technologies may have on our industry or our business at this time.

For more information on our cybersecurity risk management and strategy, please see “Item 16K. Cybersecurity”.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants have been focused on ESG practices and in recent years have placed importance on the implications and social cost of their investments. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage, costs related to litigation, and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

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

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels, or a continuous decrease in the quality concerning one or more vessels occurring over time. Moreover, continuous increasing requirements from oil industry constituents can further complicate our ability to meet the standards. Any noncompliance by us, either suddenly or over a period of time, on one or more vessels, or an increase in requirements by oil operators above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. More technologically advanced vessels have been built since the owned or leased vessels in our fleet, which have an average age of approximately nine years as of December 31, 2025, were constructed and vessels with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers. We face competition from companies with more modern vessels having more fuel efficient designs than our vessels, or eco vessels, and if new vessels are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because the oil majors and other top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Similarly, technologically advanced vessels are needed to comply with environmental laws, the investment, in which along with the foregoing, could have a material adverse effect on our results of operations, charter hire payments, resale value of vessels, cash flows, financial condition and ability to pay dividends.

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

Although most of our vessels are employed on medium or long-term charters, prolonged or significant downturns in the markets in which we operate could have a significant and adverse effect in finding new customers in the short and long-term market and on our existing customers’ ability to continue to fulfill their obligations to us. It also affects the resale value of vessels.

The tanker market has historically been volatile. Crude oil prices averaged approximately $69 per barrel in 2025 before surging to approximately $94 per barrel as of March 9, 2026, reflecting recent market volatility and geopolitical supply concerns. In previous years, the tanker market was relatively strong due to demand growth, tight supply and ongoing trade inefficiencies caused by geopolitical and climate related events. However, with continued uncertainty, including ongoing conflict in the Middle East, disruption to Persian Gulf shipping lanes, and U.S. sanctions targeting Russian oil, there can be no assurance that the tanker market will sustain its recent rally.

The containership charter market ended on a strong note in 2025, despite the significant volatility and disruption in global trade and supply chains experienced in 2024. Despite the Red Sea conflict, the containership market experienced consistent demand and record-high rates in 2025.

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

Currently, we own two drilling rigs, the 2014-built jack-up rig Linus and 2008-built semi-submersible drilling rig Hercules. In September 2022, Linus was redelivered from Seadrill Ltd. or Seadrill to us. Concurrently, the drilling contract of Linus with ConocoPhillips was assigned from Seadrill to us and we started earning drilling contract revenue directly from ConocoPhillips. Linus is under a long-term contract with ConocoPhillips in Norway until May 2029. The rig Hercules completed its drilling contract in Canada with Equinor Canada Ltd or Equinor, in the fourth quarter of 2024. After completion, Hercules was mobilized to Norway and pending new drilling contracts. In March 2026, the Company entered into a drilling contract in Canada with a large, investment-grade multinational oil and gas company for the harsh environment semi-submersible rig Hercules. The contract has an estimated value of approximately $170 million, a minimum term of approximately 400 days and is expected to commence in the first quarter of 2027. While we have been able to charter our jack-up rig and semi-submersible drilling rig, we may not be able to recharter them in the future.

For more information, please see “Item 5.D.—Trend Information”.

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

In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving forces behind increases in shipping trade and the demand for marine transportation. While China in particular has enjoyed rates of economic growth significantly above the world average, slowing economic growth rates may reduce the country’s contribution to world trade growth, especially in view of deteriorating real estate property values. If economic growth declines in China, India and other countries in the Asia Pacific region, we may face decreases in shipping trade and demand. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. Furthermore, a slowdown in the economies of the United States or the European Union, or certain other Asian countries may also have adverse impacts on economic growth in the Asia Pacific region. Therefore, a negative change in the economic conditions of any of these countries or elsewhere may reduce demand for dry bulk and/or containership vessels and their associated charter rates, which could have a material adverse effect on our business, financial condition and operating results, as well as our prospects.

Our business has inherent operational risks, which may not be adequately covered by insurance.

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes are at risk of being damaged or lost due to events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, business interruptions caused by mechanical failures, grounding, fire, explosions, and collisions, piracy, political circumstances and hostilities in foreign countries, labor strikes and boycotts, and governmental expropriation of our vessels. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. We may not be able to cover any of these events with insurance adequately which may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by “arresting” or “attaching” a vessel through judicial or foreclosure proceedings. The arrest or attachment of one or more of our vessels, or vessels we may acquire, could interrupt the cash flow of the charterer and/or our cash flow and require us to pay a significant amount of money to have the arrest lifted, which would have an adverse effect on our financial condition and results of operations.

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

A government of a vessel’s registry could requisition for title or hire or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Even if we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of the payment would be uncertain. Lost revenue resulting from government requisition of our vessels could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

The aging of our fleet may result in increased operating costs or loss of hire in the future, which could adversely affect our earnings.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2025, the average age of our fleet, owned or leased by us, was approximately nine years. As our fleet ages, we will incur increased costs. Due to improvements in engine technology, as well as accumulated damage and wear, older vessels are typically less fuel-efficient and more costly to maintain newer vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental safety, environmental regulations or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels to comply with safety or environmental laws or regulations. These laws or regulations may also restrict the type of activities in which our vessels may engage or prohibit operation in certain geographic regions. We cannot predict what alterations or modifications our vessels may be required to undergo as a result of requirements that may be promulgated in the future, or that as our vessels age market conditions will require expenditures to enable us to operate our vessels profitably during the remainder of their useful lives. If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, as a result, regulations and standards could increase our costs and have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.

There are risks associated with the purchase and operation of second-hand vessels.

Our current business strategy includes growth through the acquisition of both newbuildings and second-hand vessels. While we rigorously inspect previously owned or secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. A secondhand vessel may also have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs. These repairs may require us to put a vessel into drydock, which would reduce our fleet utilization and increase our operating costs. If a defect or problem is not detected, it may result in accidents or other incidents for which we may become liable to third parties. The market prices of secondhand vessels also tend to fluctuate with changes in charter rates and the cost of new build vessels, and if we sell the vessels, the sales prices may not equal and could be less than their carrying values at that time. Also, when purchasing previously owned vessels, we do not typically receive the benefit of warranties from the builders if the vessels we buy are older than one year. Therefore, costs associated with secondhand vessels can negatively affect our operating results.

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

Any dividend that we declare is at the discretion of our board of directors of the Company, or the Board of Directors, and subject to the requirements of Bermuda law. We cannot assure you that our dividend will not be reduced or eliminated in the future, and changes in our dividend policy could adversely affect the market price of our common shares. Our profitability and corresponding ability to pay dividends is substantially affected by amounts we receive through charter hire and profit-sharing payments from our charterers. Our entitlement to profit sharing payments, if any, is based on the financial performance of our vessels which is outside of our control. If our charter hire and profit-sharing payments decrease substantially, we may not be able to continue to pay dividends at present levels, or at all. We are also subject to contractual limitations on our ability to pay dividends pursuant to certain debt agreements, and we may agree to additional limitations in the future. Additional factors that could affect our ability to pay dividends include statutory and contractual limitations on the ability of our subsidiaries to pay dividends to us, including under current or future debt arrangements, economic conditions, and macroeconomic impacts on our business and financial condition, such as inflationary pressure, and other factors the Board of Directors may deem relevant.

We depend on our charterers for our operating cash flows and for our ability to pay dividends to our shareholders and repay our outstanding borrowings.

We own 15 container vessels on long-term time charters to Maersk A/S or Maersk, and multiple other assets chartered to a number of counterparties. We also partially own four container vessels on long-term bareboat charters to MSC Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. or MSC. Our other vessels that have charters attached to them are chartered to other customers under short-, medium- or long-term time charters.

The charter hire payments that we receive from our customers constitute substantially all of our operating cash flows. If any of our major counterparties, including Maersk, MSC or other customers, were to fail to perform their obligations, seek to renegotiate charter rates, refuse to pay charter hire, experience financial distress, declare bankruptcy or otherwise default under their charter agreements, we could experience a significant reduction or complete loss of revenue from the affected vessels.

The amount of fuel saving payment we receive under certain charters, if any, depends on prevailing fuel costs, which are volatile.

We installed exhaust gas cleaning equipment, or scrubbers, on seven of the containerships on charter to Maersk in return for receiving a share of the fuel savings expected to be achieved by the charterer, Maersk. Thus, as part of the charter agreements, we receive a share of the fuel savings, dependent on the price difference between IMO compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers. Additionally, we earn scrubber related fuel savings revenue in connection with a 4,900 CEU car carrier, Arabian Sea, on time charter with EUKOR Car Carriers Inc., or Eukor, which includes a similar share of the fuel savings in the charter agreement. For the year ended December 31, 2025, we recorded $5.0 million from fuel saving arrangements due to the installation of scrubbers, relating to the seven container vessels on charter to Maersk and one scrubber-fitted car carrier on charter to Eukor.

We cannot assure you that we will receive any fuel saving payments for any periods in the future, which may have an adverse effect on our results and financial condition and our ability to pay dividends in the future.

The charter-free market values of our vessels and drilling rigs may decrease, which could limit the amount of funds that we can borrow or trigger breaches in certain financial covenants in our current or future credit facilities and the exercise of purchase options held by the charterer could reduce the size of our fleet and reduce our future revenues.

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

C.K. Limited is the trustee of two trusts or the Trusts, that indirectly hold all of the common shares of Hemen, our largest shareholder. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the 25,728,687 of our common shares, representing 17.8% of our outstanding shares that are owned by Hemen. Mr. Fredriksen established the Trusts for the benefit of his immediate family. Beneficiaries of the Trusts, which may include Ms. Fredriksen, do not have any absolute entitlement to the Trust assets and thus disclaim beneficial ownership of all of our common shares owned by Hemen. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust and has no economic interest in such common shares. He disclaims any control over and all beneficial ownership of such common shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts. Please see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”.

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

Hemen is also a principal shareholder of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries , or the Hemen Related Companies. In addition, certain directors, including Mr. Cordia, Mr. O'Shaughnessy, Mr. Hjertaker, Mr. Homan-Russell, Ms. Kathrine Fredriksen and Mr. Jan Erik Klepsland, also serve on the boards of one or more of the Hemen Related Companies, including but not limited to Frontline plc (formerly Frontline Ltd.) (NYSE: FRO), or Frontline, Archer Limited (OSE: ARCHER) and NorAm Drilling Company AS, or NorAm Drilling. There may be real or apparent conflicts of interest with respect to matters affecting Hemen and other Hemen Related Companies whose interests in some circumstances may be adverse to our interests.

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

While Frontline, whose major shareholder is Hemen, has agreed to use its commercial best efforts to employ our vessels on market terms when managing our two tanker vessels in the spot market and not to give preferential treatment in the marketing of any other vessels owned or managed by Frontline or its other affiliates, it is possible that conflicts of interests in this regard will adversely affect us.

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

U.S. tax authorities could treat us as a "passive foreign investment company", which could have adverse U.S. federal income tax consequences to U.S. shareholders.

If the IRS were to find that we are or have been a “passive foreign investment company”, or PFIC, for any taxable year, our U.S. shareholders will face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under United States Internal Revenue Code of 1986, as amended, or the Code, such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares (see discussion below under "Taxation - U.S. Taxation – Passive Foreign Investment Company Status and Significant Tax Consequences").

We may have to pay tax on U.S. source income, which would reduce our earnings.

We believe that we and each of our subsidiaries qualified for a U.S. federal statutory tax exemption from U.S. federal income taxation on our U.S. source income for our taxable year ending on December 31, 2025 and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for future taxable years and thereby become subject to U.S. federal income tax on our U.S. source shipping income.

If we or our subsidiaries, are not entitled to exemption under Section 883 of the Code for any taxable year, we, or our subsidiaries, could be subject during those years to an effective 2% U.S. federal income tax on gross shipping income. The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders (see discussion below under "Taxation - U.S. Taxation – Taxation of the Company’s Shipping Income: In General").

Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.

From time to time, we are subject to income and other taxes in various jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today’s tax environment stemming from global initiatives put forth by the Organisation for Economic Co-operation and Development’s or OECD, two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. Qualifying international shipping income is currently exempt from many aspects of this framework if the exemption requirements are met. If we are in the scope of OECD’s Pillar Two rules, including due to our inability to satisfy the requirements of the international shipping exemption, these changes, when and if enacted and implemented by various countries in which we do business, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results.

As an exempted company incorporated under Bermuda law, our operations may be subject to economic substance requirements.

The Economic Substance Act 2018 and the Economic Substance Regulations 2018 of Bermuda, or the Economic Substance Act and the Economic Substance Regulations, respectively) became operative on December 31, 2018. The Economic Substance Act applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. Relevant activities for the purposes of the Economic Substance Act are banking business, insurance business, fund management business, financing and leasing business, headquarters business, shipping business, distribution and service center business, intellectual property holding business and conducting business as a holding entity.

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

A registered entity that carries on a relevant activity is obliged under the Bermuda Economic Substance Act to file a declaration in the prescribed form, or the Declaration, with the Registrar of Companies, or the Registrar, on an annual basis.

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

If our long-term charters or management agreements relating to our vessels and rigs terminate, we could be exposed to increased volatility in our business and financial results, which could cause a decrease in revenues and increase in operating expenses.

If any of our charters terminate, we may be unable to re-charter the affected vessels on a long-term basis on terms comparable to our existing charters, or at all.

The vessels in our fleet with attached charters are generally contracted for firm periods, together with certain optional extension periods. However, we have granted certain charterers purchase or early termination options which, if exercised, could result in earlier termination of the relevant charters. In addition, one or more charters may terminate upon a requisition for title or the total loss of a vessel. Any of these events could cause a significant decrease in revenues.

The technical and operational management agreements relating to our vessels and rigs are not fixed price arrangements and may be subject to cost increases. To the extent we acquire additional vessels or rigs, our cash flows may become more volatile and we may be exposed to increases in vessel and rig operating expenses, either of which could materially and adversely affect our business, financial condition and results of operations.

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

As certain of our current financing agreements have, and our future financing arrangements may have, floating interest rates, typically based on the SOFR movements in interest rates could negatively affect our financial performance. In order to manage our exposure to interest rate fluctuations under SOFR or any other variable interest rate, we have and may from time-to-time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Volatility in applicable interest rates among our financing agreements presents a number of risks to our business, including potential increased borrowing costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.

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

As of December 31, 2025, we and our consolidated subsidiaries had $1.5 billion in floating rate bank borrowings, lease financing arrangements, and debt securities. Although we use interest rate and cross currency swaps to manage our interest rate exposure, we are exposed to fluctuations in interest rates. For a portion of our floating rate debt, if interest rates rise, interest payments on our floating rate debt that we have not swapped into effectively fixed rates would increase.

In order to manage our exposure to interest rate fluctuations under NIBOR, SOFR or any other alternative rate, we have and may from time to time use interest rate and cross currency derivatives to effectively fix some of our floating rate debt obligations.

As of December 31, 2025, we and our consolidated subsidiaries have entered into interest rate and cross currency swaps which fix the interest on $0.8 billion of our outstanding indebtedness.

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

As of December 31, 2025, we held $74.3 million (U.S. dollar equivalent) in senior unsecured bonds denominated in Norwegian kroner, or NOK. Additionally we have swap arrangements directly related to these bonds with notional principal amounts of $69.4 million. Although the effect on profitability is managed through the use of currency swaps, liquidity may be affected during the period of the swap contracts arising from the requirement to pay collateral if the NOK currency rates move adversely compared to the U.S. dollar. This could have a material adverse effect on our liquidity, depending on the magnitude of the currency fluctuation.

We may have difficulty managing our planned growth properly.

Since our inception, we have expanded and diversified our fleet, and we are performing certain administrative services through our wholly-owned subsidiaries, SFL Management AS, SFL Management (Bermuda) Limited, SFL Management (Singapore) Pte. Ltd., LH Rig Management (Cyprus) Ltd and SFL UK Management Ltd.

We intend to continue to expand our fleet. We continuously evaluate potential transactions, which may include pursuit of other business combinations, the acquisition of vessels or related businesses, the expansion of our operations, repayment of existing debt, share repurchases, short-term investments or other transactions that we believe will be accretive to earnings, enhance shareholder value or are in our best interests. Our future growth will primarily depend on our ability to locate and acquire suitable assets or businesses, identify and consummate acquisitions or joint ventures, obtain required financing, integrate any acquired vessels and drilling rigs with our existing operations, enhance our customer base, and manage our expansion.

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

We have significant indebtedness outstanding under our USD senior unsecured sustainability-linked bonds and our NOK senior unsecured bonds. We have also entered into loan facilities that we have used to refinance existing indebtedness and to acquire additional vessels. We may need to refinance some or all of our indebtedness on maturity of our bonds or loan facilities and to acquire additional vessels in the future. We cannot assure you that we will be able to do so on terms acceptable to us or at all. If we cannot refinance our indebtedness, we will have to dedicate some or all of our cash flows, and we may be required to sell some of our assets, to pay the principal and interest on our indebtedness. In such a case, we may not be able to pay dividends to our shareholders and may not be able to grow our fleet as planned. We may also incur additional debt in the future.

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

Further, our loan facilities contain financial covenants that require us to, among other things:
•provide additional security under the loan facility or prepay an amount of the loan facility as necessary to maintain the fair market value of our vessels securing the loan facility at not less than specified percentages (ranging from 100% to 125%) of the principal amount outstanding under the loan facility;
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

Furthermore, our debt agreements, including our bond agreements, contain cross-default provisions that may be triggered by a default under one of our other debt agreements. The cross-default provisions imply that a failure by us as guarantor or issuer, to pay any financial indebtedness above certain thresholds when due, or within any applicable grace period, could result in a default under our other debt agreements.

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

In addition, under the terms of our credit facilities, our payment of dividends or other payments to shareholders as well as our subsidiaries’ payment of dividends to us is subject to no event of default having occurred. See “Item 8. Financial Information -Dividend Policy”.

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

The market price of our common shares may be unpredictable and volatile, and future sales of our common shares could cause the market price of our common shares to decline.

The market price of our common shares has been volatile. For the year ended December 31, 2025, the closing market price of our common shares ranged from a high of $11.12 on January 15, 2025, to a low of $6.84 on October 21, 2025. The market price of our common shares may continue to fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, changes in key management personnel, any reductions in the payment of our dividends or changes in our dividend policy, mergers and strategic alliances in the shipping and offshore industries, market conditions in the shipping and offshore industries, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, perceived or actual inability by our chartering counterparts to fully perform under the charter parties, including the charterers of our drilling rigs and third party announcements concerning us or our competitors and the general state of the securities market. The shipping and offshore industries have been highly unpredictable and volatile. The market for common shares in these industries may be equally volatile. The market volatility in equities remains high. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price, also when adjusted for any dividends. Additionally, to the extent that the price of our common shares declines, our ability to raise funds through the issuance of equity, or otherwise using our common shares as consideration, will be reduced.

Additionally, securities of certain companies might experience significant and extreme volatility in stock price due to short sellers of shares of common stock, known as a “short squeeze”. These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the company. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks has abated. While we have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that we will not be in the future, and you may lose a significant portion or all of your investment if you purchase our shares at a rate that is significantly disconnected from our underlying value.

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

It has been recently observed that worldwide economies have experienced inflationary pressures, with price increases seen across many sectors globally. For example, the U.S. consumer price index, an inflation gauge that measures costs across dozens of items, rose 2.7% in 2025 compared to the prior year, driven in large part by rising shelter costs. It remains to be seen whether inflationary pressures will continue, and to what degree, as central banks begin to respond to price increases. In the event that inflation becomes a significant factor in the global economy generally and in the shipping industry more specifically, inflationary pressures would result in increased operating, voyage and administrative costs. Furthermore, the effects of inflation on the supply and demand of the products we transport could alter demand for our services. Interventions in the economy by central banks in response to inflationary pressures may slow down economic activity, including by altering consumer purchasing habits and reducing demand for the commodities and products we carry, and cause a reduction in trade. As a result, the volumes of goods we deliver and/or charter rates for our vessels may be affected. Any of these factors could have an adverse effect on our business, financial condition, cash flows and operating results.

Because we are a foreign corporation, you may not have the same rights as a shareholder in a U.S. corporation may have.

We are a Bermuda exempted company. Our Memorandum of Association and Bye-Laws and the Bermuda Companies Act 1981, as amended, govern our affairs. Investors may have more difficulty in protecting their interests and enforcing judgments in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. Under Bermuda law, a director generally owes a fiduciary duty only to us and not to our shareholders. Our shareholders may not have a direct course of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit under Bermuda law. Further, our Bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission except for an act or omission constituting fraud, dishonesty or illegality.

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable NYSE requirements, which may result in less protection than is accorded to investors under rules applicable to U.S. domestic issuers.

As a foreign private issuer, in reliance on New York Stock Exchange, or NYSE, rules that permit a foreign private issuer to follow the corporate governance practices of its home country, we are permitted to follow certain Bermuda home corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers. We follow certain Bermuda home country corporate governance practices rather than the requirements of the NYSE. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors in U.S. domestic issuers. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NYSE, please see "Item 16G. Corporate Governance" or visit the corporate governance section of our website at www.sflcorp.com. The information on our website is not incorporated by reference into this annual report.

Because our offices and most of our assets are outside the United States, you may not be able to bring suit against us, or enforce a judgment obtained against us in the United States.

Our executive offices, administrative activities and the majority of our assets are located outside the United States. In addition, most of our directors and officers are not U.S. residents. As a result, it may be more difficult for investors to effect service of process within the United States upon us, or to enforce both in the United States and outside the U.S. judgments against us in any action, including actions predicated upon the civil liability provisions of the U.S. federal securities laws.

ITEM 4.    INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

We are SFL Corporation Ltd., a company incorporated under the laws of Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and we are also involved in the charter, purchase and sale of assets. Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is (441) 295-9500. Our website is www.sflcorp.com. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s internet site is www.sec.gov. None of the information contained on these websites is incorporated into or forms a part of this annual report.

We operate through subsidiaries and branches located in Bermuda, Canada, Cyprus, Liberia, Namibia, Norway, Singapore, the United Kingdom and the Marshall Islands.

We are an international ship owning and chartering company with a large and diverse asset base across the maritime, shipping and offshore asset classes and business sectors. As of December 31, 2025, our assets consist of 17 tankers, two dry bulk carriers, 21 container vessels, seven car carriers and two drilling rigs, as well as five dual-fuel 16,800 TEU container vessels under construction, expected to be delivered in 2028. We also hold an equity interest in an associated company that owns four leased-in container vessels.

Our primary objective is to continue to grow our business through accretive acquisitions across a diverse range of marine and offshore asset classes. In doing so, our strategy is to generate stable and increasing cash flows by chartering our assets primarily under medium to long-term bareboat or time charters.

History of the Company

We were formed in 2003 as a wholly-owned subsidiary of Frontline, a major operator of large crude oil tankers. In 2004, Frontline distributed 25% of our common shares to its ordinary shareholders in a partial spin off, and our common shares commenced trading on the NYSE, under the ticker symbol “SFL” on June 14, 2004. Frontline subsequently made six further dividends of our shares to its shareholders, and its ownership in our Company is now less than one percent. Our assets at the time consisted of a fleet of Suezmax tankers, very large crude carriers or VLCCs, and oil/bulk/ore carriers.

Since 2004, we have diversified our asset base and now have eight asset types: crude oil tankers, oil product tankers, chemical tankers, container vessels, car carriers, dry bulk carriers, a jack-up drilling rig and an ultra-deepwater drilling rig. In addition, we have certain financial investments.

Acquisitions, Deliveries, Capital Investments and Disposals

We entered into the following acquisitions, deliveries, capital investments and disposals in 2023, 2024, 2025 and until March 16, 2026:

Acquisitions, Deliveries and Capital Investments

During the year ended December 31, 2023, we invested $117.8 million for special periodic surveys, or SPS, ballast water treatment systems and other capital upgrades performed on the harsh environment semi-submersible drilling rig Hercules.

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

Between June 2024 and October 2024, we acquired and took delivery of three newbuilding LR2 product tankers, SFL Tucana, SFL Taurus and SFL Tigris from entities related to our largest shareholder, Hemen, for a total cost of $234.9 million. Upon delivery, the vessels immediately commenced long-term charters to a third party.

In July 2024, we entered into agreements to build five LNG dual-fuel 16,800 TEU container vessels at an aggregate construction cost of $962.5 million. The vessels are expected to be delivered in 2028 and are scheduled to commence a minimum 10-year time charter to a leading liner company. As of December 2025, we paid yard installments of $144.4 million relating to the newbuilding container vessels under construction.

In August 2024, we took delivery of two LNG dual-fuel 33,000 dwt chemical tankers, SFL Bonaire and SFL Aruba, from an unrelated third party for a total purchase price of $113.6 million. Upon delivery, one of the vessels commenced trading in a pool with Stolt Tankers Chartering B.V., or Stolt Tankers, for a period of eight years and the second vessel commenced an eight-year time charter with Stolt Tankers.

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

During the year ended December 31, 2025, we recorded $58.0 million for energy efficiency and other upgrades performed on 14 container vessels, one car carrier, four Suezmax tankers, one chemical tanker and two drilling rigs.

Disposals

In March 2023 and April 2023, we delivered the two Suezmax tankers, Glorycrown and Everbright, which were trading in the spot market, to an unrelated third party. Net sale proceeds of $84.9 million were received in connection with the transaction and recorded a gain of $16.4 million on the disposals.

In April 2023 and June 2023, we sold and delivered the two chemical tankers, SFL Weser and SFL Elbe, which were also trading in the spot market, to an unrelated third party for net sale proceeds of $19.4 million. We recorded a gain of $30,000 on the disposals and recorded an impairment loss of $7.4 million prior to the disposals.

In August 2023, we sold and delivered the VLCC, Landbridge Wisdom, which was previously accounted for as an investment in ‘leaseback asset’, to Landbridge Universal Limited or Landbridge, following exercise of the applicable purchase option in the charter contract. Net sales proceeds totaling $52.0 million were received from Landbridge and we recorded a gain of $2.2 million in connection with the transaction.

In March 2024, we sold and delivered the two container vessels, MSC Margarita and MSC Vidhi, which were accounted for as 'investments in sales-type leases', following execution of the applicable purchase obligation in the charter contracts. Net sales proceeds totaling $12.0 million were received from MSC, and we recorded a loss of $17,000 in connection with the transaction.

In December 2024, we sold and delivered the 1,700 TEU container vessel, Green Ace, to an unrelated third party for net sale proceeds of $10.8 million. We recorded a gain of $5.4 million on the disposal.

Between April 2025 and September 2025, we sold and delivered the five 57,000 dwt Supramax dry bulk vessels, SFL Yukon, SFL Sara, SFL Kate, SFL Hudson, and SFL Humber, to unrelated third parties for net sales proceeds of $54.8 million. A net loss of $0.9 million was recorded on the disposal and an impairment loss of $26.7 million was recorded prior to the disposal.

In May 2025, we sold and delivered the 1,700 TEU container vessel, Asian Ace, to an unrelated third party for net sale proceeds of $9.4 million and recorded a gain of $4.3 million on the disposal.

Between June and July 2025, we delivered seven container vessels, which were accounted for as 'sales-type leases', to MSC following execution of the applicable purchase obligations at the end of the vessels' bareboat charter contracts. We received net sales proceeds totaling $31.2 million from MSC.

In July 2025, we sold and delivered eight Capesize dry bulk carriers to Golden Ocean Group Limited, or Golden Ocean, following exercise of the applicable purchase options in the charter contracts. We received net sale proceeds of $114.1 million and recorded a gain of $1.1 million on the disposals.

In December 2025, we sold and delivered the Suezmax tanker, SFL Ottawa, to an unrelated third party for net sale proceeds of $49.1 million and recorded a gain of $11.3 million on the disposal.

In February 2026, we delivered the 2015-built Suezmax vessel SFL Thelon to its new third-party owner for a gross sales price of $57.1 million. Net proceeds were $48.4 million after the payment of a fee under a pre-agreed profit-sharing arrangement in the time charter agreement.

B. BUSINESS OVERVIEW

Our Business Strategies

Our primary objectives are to profitably grow our business and increase long-term distributable cash flow per share through our current operations and activities and by pursuing the following strategies:

(1)Expand and diversify our asset base. We have a diverse asset base consisting of crude oil tankers, oil product tankers, chemical tankers, container vessels, car carriers, dry bulk carriers, a jack-up drilling rig and an ultra-deepwater drilling rig. We plan to expand our asset base through various transactions including, placing newbuilding orders, acquiring second-hand vessels and entering into short, medium or long-term charter arrangements. We also make financial investments or provide loans secured by vessels, rigs and/or other assets in the wider maritime industry. We believe that the expertise and relationships of our management, together with our relationship with the group of companies related to Seatankers Management Norway AS and Seatankers Management Co. Ltd., collectively Seatankers, could provide us with incremental opportunities to expand and further diversify our asset base.

(2)Expand and diversify our customer relationships. We presently have over 10 customers, none of which are related parties, and intend to continue to expand our relationships with our existing customers and also to add new customers, as the companies servicing the international shipping, maritime and offshore oil exploration and production markets continue to expand their use of leased-in assets to add capacity.

(3)Pursue medium to long-term fixed-rate charters. We pursue and intend to continue to pursue medium to long-term fixed rate charters, which provide us with stable future cash flows. Our customers typically employ long-term charters for strategic expansion as most of their assets are typically of strategic importance to certain operating pools, established trade routes or dedicated oil-field installations. In addition, we plan to seek to enter into charter agreements that are shorter and provide for profit sharing, so that we can generate incremental revenue and share in the upside during strong markets.

Our Environmental, Social and Governance Efforts

We are primarily engaged in the ownership, operation and chartering of vessels and off-shore related assets on medium- and long-term charters. Our goal is to maintain a portfolio of high-quality assets and long-term charters with strong counterparts by improving our fleet’s emissions and fuel efficiency in cooperation with those of our partners and counterparts. We strive to incorporate the UN Global Compact Principles into our SASB framework in connection with the structuring and reporting of our ESG efforts in our operations and ESG management system.

We have carried out a materiality analysis by following the GRI 3 Materiality Standard, regarding the severity and likelihood of the impacts of our operations, and the SASB Marine Transportation Standard (2018), guiding us on financially material ESG aspects.

The Board has deemed the following topics to be material to our ESG efforts: direct greenhouse gas emissions; low carbon energy sources; climate-related risks; marine casualties involving crew; corruption risk; ship recycling; spills and releases; and compliance training and training on board our vessels. The Board works to ensure that we have sufficient internal control and risk management systems in place, which encompass our corporate values and ethical guidelines, including the guidelines for corporate social responsibility. The Board routinely considers critical ESG issues, and, in line with our Corporate Code of Business Ethics and Conduct, any significant incidents are reported directly to the Board. The Board also reviews our annual ESG report, which sets forth our ESG strategy and goals and reports on our ESG performance across all our business operations.

Copies of our ESG reports and further details on our ESG efforts may be found on our website at https://www.sflcorp.com/esg/. The information on our website is not incorporated by reference into this annual report.

Customers

As of March 16, 2026, our customers includes, among others, Maersk, MSC, ConocoPhillips Skandinavia AS, or ConocoPhillips, Phillips 66 Company, or Phillips 66, Volkswagen Konzernlogistik Gmbh Co. OHG, or Volkswagen, Kawasaki Kisen Kaisha Ltd., or K Line, Trafigura Maritime Logistics Pte Ltd, or Trafigura, Hapag-Lloyd AG, or Hapag-Lloyd, Eukor, Vitol International Shipping Pte. Ltd, or Vitol and Stolt Tankers.

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

The markets for international seaborne oil transportation services, dry bulk transportation services, container and car transportation services are highly fragmented and competitive. Seaborne oil transportation services are generally provided by two main types of operators: (i) major oil companies or (ii) captive fleets (both private and state-owned) and independent shipowner fleets.

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

Seasonality

A significant portion of our fleet is chartered on a long-term basis at fixed rates, and seasonal factors therefore do not have a material direct effect on our overall business. We have two Suezmax tankers and two dry bulk carriers trading in the spot or short-term time charter market, and one chemical tanker that trades in a pool alongside similar third-party owned vessels. The effects of seasonality may affect the earnings of these vessels.

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

Russian-Ukrainian War

The war between Russia and Ukraine has disrupted supply chains and caused instability in the global economy, and the United States, the United Kingdom, and the European Union, among other countries, announced sanctions against the Russian government and its supporters. OFAC administers and enforces multiple authorities under which sanctions have been imposed on Russia, including: the Russian Harmful Foreign Activities sanctions program, established by the Russia-related national emergency declared in Executive Order (E.O.) 14024 and subsequently expanded and addressed through certain additional authorities, and the Ukraine-/Russia-related sanctions program, established with the Ukraine-related national emergency declared in E.O. 13660 and subsequently expanded and addressed through certain additional authorities. The United States has also issued several Executive Orders that prohibit certain transactions related to Russia, including the importation of certain energy products of Russian Federation origin, investments in the Russian energy sector by U.S. persons, among other prohibitions and export controls, and has issued numerous determinations authorizing the imposition of sanctions on persons who operate or have operated in the energy, metals and mining, and marine sectors of the Russian Federation economy, among other sectors. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against persons in or connected to Russia. As of March 16, 2026, our charter contracts have not been materially affected by the events in Russia and Ukraine. However, it is possible that in the future third parties, with whom we have or will have charter contracts, may be impacted by such events. While in general much uncertainty remains regarding the global impact of the continuation of the conflict in Ukraine, and any potential resolution thereof, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows.

Israel-Gaza Conflict

Tensions related to the Israel–Gaza conflict continued to elevate maritime risks in the Red Sea during 2025, as Houthi forces expanded their attacks on commercial vessels in the Bab al‑Mandab Strait. In July 2025, the Houthis sank two commercial ships, killing four seafarers, and by late 2025 more than 100 attacks had been recorded since 2023, affecting vessels from over 60 countries. These threats kept many Europe–Asia trades rerouted around the Cape of Good Hope, although Bab al‑Mandab transits showed partial recovery by August 2025, reaching their highest level since early 2024. While the January 19, 2025 ceasefire between Israel and Hamas offered some relief to regional tensions, it did not meaningfully reduce the ongoing Houthi threat to commercial shipping. As of March 16, 2026, our vessels and contracts have not been materially affected by the events in the Middle East and the Red Sea.

Israel-Iran Conflict

The hostilities between Israel and Iran in 2025 significantly increased security risks for commercial vessels operating in the Persian Gulf and the Strait of Hormuz. Following Israeli strikes on Iran in June 2025, shipowners were warned to avoid both the Red Sea and the Persian Gulf, and many operators rerouted or slowed transits due to fears of missile attacks, sea mines and other hostile actions. The regional threat level intensified further in March 2026, when the United States jointly conducted major strikes with Israel on Iranian targets, including operations that destroyed multiple Iranian naval vessels, naval headquarters and other military infrastructure, prompting Iran to launch large‑scale retaliatory missile and drone attacks across the region. These exchanges included missile strikes that hit commercial tankers and disrupted shipping lanes.

The situation deteriorated further as Iran targeted U.S. bases in the UAE, Bahrain, Qatar, and Jordan, while some Iranian officials claimed the Strait of Hormuz was closed, triggering widespread industry concern and causing major shipping companies to suspend or halt bookings through the region. Electronic interference affecting vessel navigation systems spiked around the Strait of Hormuz, complicating safe passage and heightening operational risk. Although the strait remained technically open, the U.S.‑Iran missile exchanges in March 2026 and the U.S. Navy’s combat operations in the Persian Gulf created conditions in which shipping agencies assessed the threat level as “significant,” and many shipowners exercised extreme caution, diverted vessels, or temporarily ceased transits through the area. As of March 16, 2026, our vessels and contracts have not been materially affected by the events in the Strait of Hormuz or Persian Gulf.

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

International Maritime Organization

The International Maritime Organization, or IMO, the United Nations agency responsible for maritime safety and pollution prevention, has adopted several core conventions that govern vessel construction, safety, and environmental compliance, including the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978, or MARPOL, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, and the International Convention on Load Lines of 1966. MARPOL, which applies to dry bulk carriers, tankers, LNG carriers, and other vessels, is divided into six Annexes addressing different pollution sources, including oil leakage or spilling (Annex I), harmful substances carried in bulk or packaged form (Annexes II and III), sewage and garbage management (Annexes IV and V), and air emissions (Annex VI), with the latter adopted separately in 1997 and revised through the IMO‑2020 emission standards effective January 1, 2020. The IMO’s Marine Environmental Protection Committee, or MEPC, has also adopted amendments to key technical instruments, including the 2012 amendments to the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk, which took effect on January 1, 2021 and require updated certificates of fitness and compliance for newly classified cargos, as well as the 2013 amendments to the MARPOL Annex I Condition Assessment Scheme, effective October 1, 2014, which mandate compliance with the 2011 Enhanced Programme of Inspections for bulk carriers and oil tankers. Compliance with these evolving international requirements may necessitate financial expenditures across our fleet.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting, emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. On October 27, 2016, the MEPC 70 agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention, Certificates from their flag states that specify sulfur content. Additionally, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships took effect on March 1, 2020, with the exception of vessels fitted with scrubbers, which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emission controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain Emission Control Areas, or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Currently, the IMO has designated five ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area and U.S. Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the Norwegian Sea, which should take effect in March 2027. MEPC 83 also approved the Northeast Atlantic Ocean as an ECA and is expected to take effect in 2028. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

The amended Annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Tier III Nitrogen Oxide, or NOx standards were designed for the control of NOx produced by vessels and apply to ships that operate in the North American and U.S. Caribbean Sea ECAs with marine diesel engines installed and constructed on or after January 1, 2016. The MEPC also approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The Canadian-Arctic ECA for NOx will also be effective starting from March 1, 2026 for ships built on or after January 1, 2025. For the Norwegian Sea ECA, the NOx Tier III engine certification requirement will apply to ships (i) with building contracts placed on or after March 1, 2026, (ii) in the absence of a building contract, constructed on or after September 1, 2026, or (iii) delivered on or after March 1, 2030. For the North-East Atlantic ECA, the requirement is expected to apply to ships (i) contracted on or after January 1, 2027, (ii) in the absence of a building contract, constructed on or after July 1, 2027, or (iii) delivered on or after January 1, 2031. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. Tier III requirements could apply to additional areas designated for Tier III NOx in the future. In April 2025, MEPC 83 also adopted amendments (expected to enter into force late 2026 and early 2027) to the NOx Technical Code 2008, which allows ships to optimize fuel consumption based on their operational profile, thus improving energy efficiency, while ensuring compliance with NOx emission requirements. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMP, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

MEPC has continued tightening air‑emission and environmental standards under MARPOL Annex VI. In 2022, MEPC adopted amendments introducing new greenhouse‑gas reduction measures requiring all ships to assess and measure energy efficiency through (i) the Energy Efficiency Existing Ship Index, or EEXI, a technical rating applicable to ships of 400 gross tons and above, and (ii) an operational Carbon Intensity Indicator, or CII, which requires ships of 5,000 gross tons and above to document and verify annual carbon‑intensity performance against required CII levels. All ships above 400 gross tons must maintain an approved SEEMP, and those above 5,000 gross tons must include additional mandatory content. That same year, MEPC amended MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships operating in Arctic waters beginning July 1, 2024. MEPC 79 subsequently adopted further amendments to Annex VI, including revisions to Appendix IX to require reporting of attained and required CII values, CII ratings, and attained EEXI to the IMO Ship Fuel Oil Consumption Database, while also updating EEDI calculation guidelines to add a CO2 conversion factor for ethane, incorporate updated ITCC guidance, and clarify the treatment of vessels with multiple load line certificates; these amendments entered into force on May 1, 2024.

In 2023, MEPC 80 endorsed a plan to review CII regulations and guidelines, and in April 2025, MEPC 83 adopted amendments to the 2021 Guidelines on operational carbon‑intensity reduction factors, extending CII reduction‑factor methodologies through 2030 and approving a work plan for developing a regulatory framework governing onboard carbon‑capture and storage systems. Compliance with these evolving greenhouse gas‑reduction, fuel‑use, reporting‑and‑verification and energy‑efficiency requirements may require us to incur additional costs, and future conventions or regulatory changes could necessitate the installation of expensive emissions‑control systems, adversely affecting our business, results of operations, cash flows, or financial condition.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims, or the LLMC, sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or (the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

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

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) marking, packing and classification requirements for dangerous goods, and (3) mandatory training requirements.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW. As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

Furthermore, cybersecurity guidance and regulations have been developed in an attempt to combat cybersecurity threats. For new ships and offshore installations contracted for construction on or after January 1, 2024, the International Association of Classification Societies, or IACS, now requires vessel owners, yard and suppliers to build cybersecurity barriers into their systems and vessels, requiring compliance across the full spectrum of critical on-board control and navigation systems. On July 16, 2025, the U.S. Coast Guard’s final rule, Cybersecurity in the Martine Transportation System, went into effect. Under this rule, all regulated entities are required to develop Cybersecurity and Cyber Incident Response Plans, designate a Cybersecurity Officer to implement plans, and to report certain cyber incidents to the National Response Center. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time. The cybersecurity of our vessels continues to improve through hands-on training, campaigns and external assistance/equipment provision.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in 2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

The MEPC maintains guidelines for approval of ballast water management systems (G8). Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. The standards have been in force since 2019, and for most ships, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Since September 8, 2024, all ships have been required to meet the D-2 standard. Additionally, since June 2022, the BWM Convention requires a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water and also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort.

In addition to the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the Anti‑fouling Convention. The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate, or the IAFS Certificate, is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tonnage engaged in international voyages will have to carry a Declaration on Anti-fouling Systems signed by the owner or authorized agent.

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

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities prohibit vessels not in compliance with the ISM Code by applicable deadlines from trading in U.S. and EU ports, respectively. As of March 16, 2026, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone around the United States. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective March 23, 2023, the adjusted limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,300 (previous limit was $2,300 per gross ton or $19,943,400), and the adjusted limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,300 per gross ton or $1,076,000 (previous limit was $1,200 per gross ton or $997,100). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per vessel per incident, except for certain excluded areas at high risk including Russia, Ukraine and Belarus, or the High Risk Areas. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operations.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970, as amended, or CAA, requires the EPA to promulgate and enforce standards governing emissions of volatile organic compounds and other hazardous air pollutants from mobile and stationary sources. Our vessels are subject to federal and state vapor‑control and recovery requirements applicable to certain cargoes during loading, unloading, ballasting, tank cleaning, and other operations in regulated port districts. The CAA also requires each state to adopt a State Implementation Plan, or SIP, to achieve and maintain National Ambient Air Quality Standards, and SIPs may impose vessel‑specific emissions controls, including mandatory installation and use of vapor‑recovery systems during cargo transfer operations. Our vessels operating in such jurisdictions are equipped with vapor‑control technology designed to satisfy current CAA and SIP requirements. In addition, the U.S. Clean Water Act, or CWA, prohibits unauthorized discharges of oil, hazardous substances, and ballast water into U.S. navigable waters, imposes strict liability for violations, and provides for civil penalties, cleanup costs, remediation obligations, and damages. The CWA complements federal liability regimes under OPA and CERCLA, and together these statutes may impose substantial civil and administrative exposure for non‑compliance.

The EPA and U.S. Coast Guard, or USCG, also regulate ballast‑water management, requiring vessels to install U.S.-approved ballast‑water treatment systems or utilize alternative disposal arrangements in port facilities, and may otherwise restrict vessel access to U.S. waters for non‑compliance. These federal requirements will continue under the Vessel Incidental Discharge Act, or VIDA, enacted December 4, 2018, which supersedes the 2013 Vessel General Permit, or VGP, and existing USCG regulations under the National Invasive Species Act. VIDA establishes a national ballast‑water and incidental‑discharge regulatory framework under the CWA. The EPA finalized its Vessel Incidental Discharge Standards of Performance in October 2024, thereby triggering VIDA’s requirement that the USCG promulgate corresponding implementation, compliance, and enforcement regulations within two years of the EPA’s final rule. Until the USCG regulations become effective, the 2013 VGP and existing USCG ballast‑water requirements remain in force, and non‑military, non‑recreational vessels greater than 79 feet must continue to comply with VGP obligations, including submission of a Notice of Intent, or NOI, or retention of a PARI form and filing of annual reports. We have submitted NOIs for our vessels where required. Compliance with CWA, EPA, USCG and state ballast‑water requirements may necessitate installation of treatment systems or port‑facility disposal arrangements at significant cost and may restrict our vessels’ ability to operate in or enter U.S. waters.

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

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the European Union imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel, or the so called SOx-Emission Control Area. As of January 2020, EU member states must also ensure that vessels in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union's carbon market, Emissions Trading System, or EU ETS, as part of its “Fit-for-55” legislation to reduce net greenhouse gas emissions by at least 55% by 2030. This will require shipowners to buy permits to cover these emissions. On December 18, 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane.

From January 1, 2025, the European Union adopted the FuelEU Maritime regulation, a proposal included in the "Fit-for-55" legislation. FuelEU Maritime sets requirements on the annual average greenhouse gas intensity of energy used by ships trading within the European Union or European Economic Area (EEA). This will start at a 2% reduction in 2025, increasing to 6% in 2030, and accelerating from 2035 to reach an 80% reduction by 2050.

Compliance with the EU ETS and FuelEU Maritime regulation will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s "Fit-for-55," could also affect our financial position in terms of compliance and administration costs when they take effect.

International Labour Organization

The International Labour Organization is a specialized agency of the UN that has adopted the Maritime Labour Convention 2006, or MLC 2006. A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulations

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. As of January 27, 2026, the United States is no longer a party to the Paris Agreement following notification of withdrawal.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reduce greenhouse gas emissions and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of greenhouse gas emissions from ships, recognizing the need to strengthen the “levels of ambition”. In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships or the 2023 IMO Strategy, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero greenhouse gas emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero greenhouse gas emissions from international shipping: i). reduce the total annual greenhouse gas emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and ii). reduce the total annual greenhouse gas emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. As part of the 2023 IMO Strategy, MPEC also created the IMO Net-zero Framework, which will combine mandatory emissions limits and greenhouse gas pricing across the industry. The IMO Net-zero Framework was approved at MEPC 83 (Spring 2025) for potential adoption in Spring 2026 and will eventually be included in Annex VI. Under these draft regulations, ships will be required to reduce their annual greenhouse gas fuel intensity, or GFI, calculated using the well-to-wake approach and ships emitting above GFI thresholds will have to acquire remedial units to balance its deficit emissions, while those using zero or near-zero greenhouse gas technologies will be eligible for financial rewards.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. As of January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package. As part of this initiative, the EU ETS has been extended to cover CO2 emissions from all large ships entering EU ports starting January 2024. For more information on the EU ETS, please see above under “European Union Regulations”.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code, the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.

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

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Common Structural Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).

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

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the U.S. market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations. and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or clubs.

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

We are responsible for the insurance of our time chartered and voyage chartered vessels. In accordance with standard practice, we maintain marine hull and machinery and war risks insurance, which include the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. From time to time we carry insurance covering the loss of hire resulting from marine casualties in respect of some of our vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is up to $1.0 billion per vessel per occurrence, except for certain excluded High Risk Areas. P&I Associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

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

D. PROPERTY, PLANTS AND EQUIPMENT

We own a substantially modern fleet of vessels and rigs. The following table sets forth the fleet that we own or charter-in including those in our associated companies as of March 16, 2026.

	Approximate			Lease	Charter Termination
Vessel	Built	Capacity	Flag	Classification *	Date*
Tankers
Marlin Santorini	2019	150,000 Dwt	MI	Operating	2026	(5)
Marlin Sicily	2019	150,000 Dwt	MI	Operating	2027	(5)
Marlin Shikoku	2019	150,000 Dwt	MI	Operating	2027	(5)
SFL Albany	2020	160,000 Dwt	MI	n/a	n/a	(2)
SFL Fraser	2020	160,000 Dwt	MI	n/a	n/a	(2)
SFL Tigris	2024	115,000 Dwt	MI	Operating	2029	(1)
SFL Taurus	2024	115,000 Dwt	MI	Operating	2029	(1)
SFL Tucana	2024	115,000 Dwt	MI	Operating	2029	(1)
SFL Trinity	2017	114,000 Dwt	MI	Operating	2026

SFL Sabine	2017	114,000 Dwt	MI	Operating	2026
SFL Lion	2014	115,000 Dwt	MI	Operating	2027	(5)
SFL Tiger	2015	115,000 Dwt	MI	Operating	2026	(5)
SFL Panther	2015	115,000 Dwt	MI	Operating	2027	(5)
SFL Puma	2015	115,000 Dwt	MI	Operating	2026	(5)
SFL Aruba	2022	33.000 Dwt	MI	n/a	n/a	(6)
SFL Bonaire	2023	33.000 Dwt	MI	Operating	2032	(1)

Dry Bulk Carriers
SFL Yangtze	2012	82,000 Dwt	HK	n/a	n/a	(2)
SFL Pearl	2012	82,000 Dwt	HK	n/a	n/a	(2)

Container vessels
San Felipe	2014	9,500 TEU	MI	Operating	2030
San Felix	2014	9,500 TEU	MI	Operating	2030
San Fernando	2015	9,500 TEU	MI	Operating	2030
San Francisca	2015	9,500 TEU	MI	Operating	2030
Maersk Sarat	2015	9,500 TEU	LIB	Operating	2031	(7)
Maersk Skarstind	2016	9,500 TEU	LIB	Operating	2026	(8)
Maersk Shivling	2016	9,300 TEU	LIB	Operating	2026	(8)
Maersk Zambezi	2020	5,300 TEU	MI	Operating	2028	(1)
Maersk Phuket	2022	2,500 TEU	LIB	Operating	2029	(1) (4)
Maersk Pelepas	2022	2,500 TEU	LIB	Operating	2029	(1) (4)
SFL Maui	2013	6,800 TEU	LIB	Operating	2027	(1) (4)
SFL Hawaii	2014	6,800 TEU	LIB	Operating	2027	(1) (4)
Vancouver Express	2014	15,400 TEU	LIB	Operating	2029
Oakland Express	2014	15,400 TEU	LIB	Operating	2029
Houston Express	2014	15,400 TEU	LIB	Operating	2029
Atlanta Express	2014	15,400 TEU	LIB	Operating	2029
Baltimore Express	2014	15,400 TEU	LIB	Operating	2029	(4)
Savannah Express	2013	15,400 TEU	LIB	Operating	2028	(4)
Maersk San Vincent	2015	10,600 TEU	MI	Operating	2030	(1)
Maersk San Lazaro	2015	10,600 TEU	MI	Operating	2030	(1)
Maersk San Juan	2015	10,600 TEU	MI	Operating	2030	(1)
MSC Anna	2016	19,200 TEU	LIB	Direct Financing	2031	(1) (3)
MSC Viviana	2017	19,200 TEU	LIB	Direct Financing	2032	(1) (3)
MSC Erica	2016	19,400 TEU	LIB	Direct Financing	2033	(1) (3)
MSC Reef	2016	19,400 TEU	LIB	Direct Financing	2033	(1) (3)

Car Carriers
SFL Composer	2005	6,500 CEU	LIB	Operating	2026	(4)
SFL Conductor	2006	6,500 CEU	LIB	Operating	2027	(4)
Arabian Sea	2010	4,900 CEU	MI	Operating	2028	(4)
Emden	2023	7,000 CEU	LIB	Operating	2033	(4)
Wolfsburg	2023	7,000 CEU	LIB	Operating	2034	(4)
Odin Highway	2024	7,000 CEU	LIB	Operating	2034	(4)
Thor Highway	2024	7,000 CEU	LIB	Operating	2034	(4)

Drilling Rigs
Linus	2014	450 ft	NOR	n/a	2029	(9)
Hercules	2008	10,000 ft	CYP	n/a	n/a	(9)

* Lease classifications and charter termination dates are as of December 31, 2025.

Key to Flags: HK – Hong Kong, LIB – Liberia, MI – Marshall Islands, NOR – Norway, CYP – Cyprus

Notes:
(1)Charterer has purchase options or obligations during the term or at the end of the charter.
(2)Currently employed on a short-term charter or trading in the spot market.
(3)Vessel chartered-in and out on direct financing leases and included in associated companies.
(4)Vessel chartered-in as lease debt financing arrangements and out as operating leases.
(5)Charterer has the right to trigger a sale to a third party, at any time after the first year, with net proceeds over an agreed sum to be shared between the charterer and SFL, with profit split on a previously agreed upon basis of calculation.
(6)Vessel is trading in a pool with Stolt Tankers until 2032.
(7)Vessel had a new charter contract in 2026. Lease assessment is preliminary and may change.
(8)The charters in respect of these vessels end in 2026 and the vessels are then contracted to commence a five-year time charter with the same counterparty.
(9)Linus is currently employed under its long-term drilling contract with ConocoPhillips which expires in the second quarter of 2029. Hercules completed its drilling contract in Canada with Equinor in the fourth quarter of 2024. Following completion, Hercules was mobilized to Norway to await new drilling opportunities. In March 2026, the Company entered into a drilling contract in Canada with a large, investment-grade multinational oil and gas company for the harsh environment semi-submersible rig Hercules. The contract has an estimated value of approximately $170 million, a minimum term of approximately 400 days and is expected to commence in the first quarter of 2027.

In addition to the above fleet of vessels and rigs, we also have five 16,800 TEU container vessels currently under construction, expected to be delivered in 2028.

Substantially, all of our owned vessels and rigs as of December 31, 2025 are pledged under mortgages, excluding two Kamsarmax dry bulk carriers and one drilling rig.

Other than our interests in the vessels and drilling rigs described above, we do not own any material physical properties. We lease office space in all our locations. In Oslo and London, we lease office space from Front Ocean Management AS and Frontline Corporate Services Ltd, respectively, both related parties.

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

	Total fleet	Additions/ Disposals		Total fleet	Additions/ Disposals		Total fleet
Vessel type	December 31, 2023	2024		December 31, 2024	2025		December 31, 2025
Oil Tankers	7			7		-1	6
Chemical tankers	—	2		2			2
Dry bulk carriers	15			15		-13	2
Container vessels	36		-3	33		-8	25
Car carriers	5	2		7			7
Jack-up drilling rig	1			1			1
Ultra-deepwater drilling rig	1			1			1
Product tankers	6	3		9			9
Total Active Fleet	71	7	-3	75	—	-22	53

Between January 1, 2026 and March 16, 2026, we sold and delivered the Suezmax tanker, SFL Thelon, to an unrelated third party. The vessel was delivered to its new owners in February 2026.

Factors Affecting Our Current and Future Results

Principal factors that have affected our current results, or are expected to affect our future results of operations and financial position, include:
•the earnings of our vessels under time charters or rigs under drilling contracts, including Maersk, Hapag Lloyd, Trafigura, ConocoPhillips, Volkswagen and other charterers;
•the earnings of our vessels under short term charter or trading in the spot market impacted by freight market conditions;
•the amount we receive under the profit sharing arrangements on fuel cost savings with Maersk and Eukor;
•the earnings and expenses related to any additional vessels that we acquire;
•earnings from the sale of assets and termination of charters;
•vessel management fees and operating expenses;
•vessel impairments;
•administrative expenses;
•interest expenses;
•mark-to-market movements on investment in equity securities; and
•mark-to-market movements on derivative financial instruments.

Revenues

Since our incorporation in 2003 and public listing in 2004, we have increased our customer base from one to more than 10 customers. In addition, Golden Ocean is no longer a customer, since July 2025, when we sold and delivered eight Capesize dry bulk carriers to them, following exercise of the applicable purchase options in the charter contracts.

As of December 31, 2025, our revenue is mainly generated from:

•15 container vessels on time charters to Maersk accounted for 26% of our consolidated operating revenues (December 31, 2024: 23%, 14 container vessels).

•Four car carriers on time charter to Volkswagen accounted for 9% of our consolidated operating revenues (December 31, 2024: 8%, four car carriers).

•Seven tanker vessels on time charter to Trafigura accounted for 8% of our consolidated operating revenues (December 31, 2024: 7%, seven tanker vessels).

•Six container vessels on time charter to Hapag Lloyd accounted for 15% of our consolidated operating revenues (December 31, 2024: 6%, six container vessels).

•One jack-up drilling rig on drilling contract revenue with ConocoPhillips accounted for 13% of our consolidated operating revenues (December 31, 2024: 7%, one jack-up drilling rig).

Our revenues arise primarily from our long-term, fixed-rate charters and as shown in Results of Operations below. Our income is derived from time charter income as well as drilling contract revenues, voyage charter and pool income.

Our future earnings depend on the continuation of existing charter arrangements and our ability to secure new charters, and may be materially affected by vessel sales or counterparty defaults under our charter agreements. Please also see Item 3. Key Information—D. Risk Factors.

We have two Suezmax tankers and two dry bulk carriers trading in the spot or short-term time charter market, and, where the effects of seasonality may affect the earnings of these vessels. We also have one chemical tanker trading in a pool alongside similar third party owned vessels.

We have revenue under profit sharing agreements with two of our charterers, Maersk and Eukor. We have an arrangement for seven container vessels on charter to Maersk and one car carrier on charter to Eukor, whereby we are entitled to a share of the fuel savings dependent on the price difference between IMO compliant fuel and IMO non-compliant fuel.

Vessel and Rig Management and Operating Expenses

We outsource the technical management for our vessels and we pay operating expenses as they are incurred. Operating expenses include mainly crew costs, repairs and maintenance, spares and supplies, insurance, management fees and drydocking. Our four chartered-in container vessels that are included in our associated companies are employed on bareboat charters, where the charterer pays all operating expenses, including maintenance, drydocking and insurance.

In addition, we engage Odfjell Technology Ltd. and Odfjell Drilling Ltd. or collectively Odfjell, for the operational management of our two drilling rigs, Linus and Hercules, respectively. We pay Odfjell a management fee and provide funding for the rigs' running costs as they are incurred.

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

Administrative Expenses

Administrative expenses consist of general corporate overhead expenses, including personnel costs, property costs, legal and professional fees, and other administrative expenses. Personnel costs include, among other things, salaries, pension costs, fringe benefits, travel costs and health insurance. We have entered into administrative services agreements with Frontline Management (Cyprus) Ltd., previously named Frontline Management (Bermuda) Ltd. or Frontline Management, Seatankers, Front Ocean Management AS and Front Ocean Management Ltd. or collectively Front Ocean, under which they provide us with certain administrative support services, and we have agreed to reimburse them for reasonable third party costs, if any, advanced on our behalf. Some of the compensation paid to Frontline Management, Seatankers and Front Ocean is based on cost sharing for the services rendered, based on actual incurred costs plus a margin.

Our Chief Information Security Officer, or CISO, who is employed by Front Ocean, a related party, is responsible for assessing and managing cybersecurity threats, reporting cybersecurity updates and reporting to the Board material cybersecurity incidents. For more information on our cybersecurity risk management and strategy, please see “Item 16K. Cybersecurity”.

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

Mark-to-Market Movements on investment in equity securities

We hold investments in shares consisting of 1.3 million shares in NorAm Drilling with a fair value of $4.1 million, trading on the Euronext Growth facility in Oslo. Upon the adoption of ASU 2016-01 from January 2018, we recognize any changes in the fair value of these equity investments in the statement of operations.

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

Equity in earnings of associated companies

In the year ended December 31, 2025 and December 31, 2024, we earned income from our 49.9% investment in River Box Holding Inc. or River Box, which has been accounted for using the equity method.

In the year ended December 31, 2025, income from River Box amounted to $6.9 million (December 31, 2024: $7.4 million). In 2024, income from River Box accounted for 6% of our net income. A net loss was incurred for the year ended December 31, 2025.

For information regarding various market risks, including interest rates and foreign currency fluctuations, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Results of Operations

Year ended December 31, 2025, compared with year ended December 31, 2024

Net loss for the year ended December 31, 2025, was $26.4 million compared to a net profit of $130.7 million for the year ended December 31, 2024.

(in thousands of $)	2025	2024
Total operating revenues	733,041	904,404
(Loss)/Gain on sale of assets and settlement of charters, net	(7,172)	5,374
Total operating expenses	589,191	603,061
Net operating income	136,678	306,717
Interest income	14,781	13,765
Interest expense	(180,527)	(182,985)
Other non-operating items (net)	2,153	989
Equity in earnings of associated companies	2,366	2,798
Tax expense	(1,882)	(10,631)
Net (loss)/income	(26,431)	130,653

Operating revenues

(in thousands of $)	2025	2024
Sales-type leases interest income	951	2,439
Profit sharing revenues	5,604	16,679
Time charter revenues	602,187	619,384
Voyage charter and pool revenues	14,753	18,909
Drilling contract revenues	96,255	236,650
Other operating income	13,291	10,343
Total operating revenues	733,041	904,404

Total operating revenues decreased by 18.9% in the year ended December 31, 2025, compared with the year ended December 31, 2024.

Sales-type leases interest income
In the year ended December 31, 2025, sales-type leases interest income arose on seven container vessels on long-term charters to MSC, all of which were sold between June and July 2025. In the year ended December 31, 2024, we had sales-type leases interest income on nine container vessels on long-term charters to MSC, two of which were sold in March 2024.

In general, sales-type leases interest income reduces over the terms of our leases. A greater proportion of rental payment is treated as repayment of investment in the lease or loan and progressively, as the capital is repaid, interest payments by the applicable lessee decreases. The $1.5 million decrease in sales-type leases interest income from 2024 to 2025 is mainly a result of the disposals of two container vessels during 2024 and the remaining seven container vessels during 2025.

Profit sharing revenues
We had a profit sharing arrangement related to the eight Capesize dry bulk vessels on charter to a subsidiary of Golden Ocean, until their disposal in July 2025, whereby we earned a 33% profit share above the base charter rates, calculated and paid on a quarterly basis. In the year ended December 31, 2025, we recorded a profit share revenue of $0.6 million under this arrangement (2024: $6.4 million). The decrease is attributable to less favorable rates in 2025 for the Capesize dry bulk vessels and their disposal in July 2025.

In the year ended December 31, 2025, we recorded $5.0 million from fuel saving arrangements relating to seven container vessels on charter to Maersk, following the installation of scrubbers and one scrubber-fitted car carrier on charter to Eukor (2024: $10.3 million). We have an arrangement for these vessels whereby it is entitled to a share of the fuel savings dependent on the price difference between IMO compliant fuel and IMO non-compliant fuel.

Time charter revenues
During 2025, time charter revenues were earned by 22 container vessels, seven car carriers, 15 dry bulk carriers, seven Suezmax tankers, nine product tankers and one chemical tanker. The $17.2 million decrease in time charter revenues in 2025 compared with 2024, was mainly the result of vessel additions and disposals. We acquired and took delivery of one chemical tanker and three product tankers between June 2024 and October 2024 and two newbuilding car carriers in January and March 2024. We also sold and delivered two container vessels between December 2024 and May 2025, eight Capesize dry bulk carriers in July 2025, five Supramax dry bulk carriers between April and September 2025 and one Suezmax tanker in December 2025.

Voyage charter and pool revenues
During 2025 and 2024, voyage charter and pool revenues were earned by seven dry bulk carriers which are sometimes chartered on a voyage-by-voyage basis and one chemical tanker which was delivered in August 2024 and commenced trading in a pool. The $4.2 million decrease in voyage charter and pool revenues in 2025 compared to 2024, was mainly due to the sale of five Supramax dry bulk carriers between April and September 2025. This decrease was slightly offset by pool revenue earned from the delivery of the chemical tanker from August 2024.

Drilling contract revenues
In the years ended December 31, 2025 and December 31, 2024, we earned drilling contract revenues from our two drilling rigs. The drilling rig Linus has been operational with ConocoPhillips, since its redelivery from Seadrill in September 2022. In May 2024, Linus underwent its second SPS which lasted until the end of July 2024. The drilling rig Hercules has been contracted on a short-term basis, since its redelivery from Seadrill to SFL in December 2022. Hercules was operating under a drilling contract with Galp Energia in Namibia until May 2024. Hercules then completed another drilling contract with Equinor in Canada from July 2024 until October 2024. Drilling contract revenues decreased by 59% in 2025, compared to 2024, mainly because the drilling rig Hercules was warm stacked in Norway.

(Loss)/Gain on sale of assets and settlement of charters, net
In the year ended December 31, 2025, a net loss of $7.2 million was recorded arising from the disposal of one 1,700 TEU container vessel, five 57,000 dwt Supramax dry bulk vessels, eight 180,000 dwt Capesize dry bulk vessels, seven 4,100 TEU container vessels which were previously accounted for as sales-type leases and one Suezmax tanker, net of settlement compensation paid for two Suezmax tankers to release their charters.

In the year ended December 31, 2024, a net gain of $5.4 million was recorded arising from the disposal of the 1,700 TEU container vessel, Green Ace, and the two 5,800 TEU container vessels, MSC Margarita and MSC Vidhi.

Operating expenses

(in thousands of $)	2025	2024
Vessel and rig operating expenses	301,768	343,303
Depreciation	234,998	239,181
Vessel impairment charge	34,093	—
Administrative expenses	18,332	20,577
	589,191	603,061

Vessel operating expenses include operating and occasional voyage expenses for the container vessels, dry bulk carriers, Suezmax, product and chemical tankers and car carriers operated on a time charter basis and managed by related and unrelated parties. Vessel operating expenses also include voyage expenses from our six dry bulk carriers operating in the spot market in the year ended December 31, 2025. In addition, vessel operating expenses include predelivery and drydocking costs and payments to Golden Ocean of $7,000 per day for each vessel chartered to them, in accordance with the vessel management agreements, until their disposal in July 2025.

Vessel and rig operating expenses decreased by $41.5 million in the year ended December 31, 2025, compared to 2024. This was mainly driven by the decrease in operating costs for the drilling rig Hercules which was warm stacked in Norway in 2025. During 2024, Hercules was operating under a drilling contract with Galp Energia in Namibia until May 2024 and then another drilling contract with Equinor in Canada from July 2024 until October 2024. In addition, we sold and delivered one container vessel in December 2024, 13 dry bulk carriers between April and September 2025, one container vessel in May 2025 and one Suezmax tanker in December 2025. This was slightly offset by an increase in dry docking costs in 2025 and also due to the acquisition of vessels. We acquired three product tankers and two chemical tankers between June 2024 and October 2024 and two newbuilding car carriers in January 2024 and March 2024.

Depreciation expenses relate to vessels and rigs owned by us or vessels chartered-in under finance leases, that are not accounted for as investments in sales-type leases. The decrease in depreciation of $4.2 million for 2025, compared to the same period in 2024, was mainly due to the sale of two container vessels in December 2024 and May 2025, 13 dry bulk carriers between April and September 2025 and one Suezmax tanker in December 2025. The decrease was partially offset by the acquisition of three product tankers and two chemical tankers between June 2024 and October 2024 and two newbuilding car carriers in January and March 2024, as well as due to capitalized SPS costs and capital upgrades for the rigs, Hercules and Linus in 2024.

In the year ended December 31, 2025, we recorded an impairment charge of $26.7 million on five 57,000 dwt Supramax dry bulk carriers, which were sold during 2025 and a further $7.4 million on two 82,000 dwt Kamsarmax dry bulk carriers, based on estimated fair value of the vessels using a market approach. No impairment charge was recorded in the year ended December 31, 2024.
The $2.2 million decrease in administrative expenses for 2025, compared with 2024, is mainly due to decreased professional and legal fees arising from the business activities such as vessel acquisitions and financing, as well as legal fees arising from the Seadrill court case. For more information, please see “Item 8.A. - Legal Proceedings”. In addition, there was a slight decrease in marketing and investor relations costs.

Interest income
Total interest income increased to $14.8 million in the year ended December 31, 2025, comparing to $13.8 million in the year ended December 31, 2024, mainly due to higher interest received on bank and short-term deposits.

Interest expense

	Interest expense (in thousands of $)		Total borrowings and lease liabilities (in millions $)
	Year ended December 31,		As of December 31,
	2025	2024	2025	2024
U.S. dollar denominated floating rate debt due through 2030	83,280	77,497	1,085.5	1,503.9
U.S. dollar denominated fixed rate debt due 2026	13,768	13,946	145.9	147.4
NOK700 million senior unsecured floating rate bonds due 2024	—	2,049	—	—
NOK600 million senior unsecured floating rate bonds due 2025	—	3,668	—	—
NOK750 million senior unsecured floating rate bonds due 2029	5,661	1,403	74.3	63.6
7.25% senior unsecured sustainability-linked bonds due 2026	10,875	10,875	150.0	150.0
8.875% senior unsecured sustainability-linked bonds due 2027	13,313	13,313	150.0	150.0
8.25% senior unsecured sustainability-linked bonds due 2028	12,145	8,507	147.6	145.2
7.75% senior unsecured sustainability-linked bonds due 2030	10,121	—	144.4	—
Lease debt financing due through 2033	34,418	36,802	686.4	702.2
Finance lease obligation	—	14,482	—	—
Swap interest income	(2,704)	(4,221)	—	—
Capitalized interest	(8,438)	(2,916)	—	—
Amortization of deferred charges	8,088	7,580	—	—
	180,527	182,985	2,584.1	2,862.3

As of December 31, 2025, we, including our consolidated subsidiaries, had total debt principal outstanding of $2.6 billion (December 31, 2024: $2.9 billion). There were no finance lease obligations at December 31, 2025 and December 31, 2024, as during the year ended December 31, 2024, we exercised purchase options and took redelivery of the seven vessels with associated finance lease liabilities.

Interest expense for 2025 was $180.5 million compared with $183.0 million for 2024. The decrease in interest expense in the year ended December 31, 2025, compared with the same period in 2024, is mainly due to the decrease in overall debt and the decrease in interest rates. The daily SOFR rate was an average of 4.24% in the year ended December 31, 2025, compared to 5.15% in 2024. Changes in interest related to the bonds are due to changes in foreign currency exchange rate, new bond issuances, repayments and redemptions.

As of December 31, 2025, we, and our consolidated subsidiaries were party to interest rate and currency swap contracts, which effectively fix our interest rates on $0.8 billion (2024: $0.5 billion) of floating rate debt. The decrease in swap interest income is primarily due to fluctuations in average SOFR and NIBOR rates.

The above finance lease interest expense during the year ended December 31, 2024 represents the interest portion of our finance lease obligations on seven vessels under a sale and leaseback transaction with an Asia based financial institution. During the year ended December 31, 2024, we exercised the applicable purchase options and these seven vessels were redelivered to us. In the year ended December 31, 2025, there is no interest expense on our finance lease obligations, due to the above purchase option exercised in 2024.

Other non-operating items

(in thousands of $)	2025	2024
Loss on investments in debt and equity securities	(39)	(854)
Other financial items, net	2,192	1,843
	2,153	989

The loss on investments in debt and equity securities in the year ended December 31, 2025, relates to a mark to market loss of $0.0 million from the NorAm Drilling shares (2024: $0.9 million).

During the year ended December 31, 2025, Other financial items, net amounted to a gain of $2.2 million compared to a gain of $1.8 million in the year ended December 31, 2024. This movement is mainly affected by a total net cash inflow on non-designated derivatives and swap settlements of $3.2 million, compared to an inflow of $5.0 million in 2024, a loss on purchase of bonds and debt extinguishment of $0.1 million comparing to a loss of $1.3 million in 2024 and dividends received from NorAm Drilling of $0.5 million in 2025, compared to $0.6 million in 2024. The remaining movements are mainly due to changes in credit loss provision and exchange rate differences.

As reported above, certain assets were accounted for under the equity method in 2025 and 2024. Their non-operating expenses, including net interest expenses, are not included above, but are reflected in “equity in earnings of associated companies” under “Results of Operations” below.

Equity in earnings of associated companies
River Box holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. We hold 49.9% ownership in River Box and is accounted for under the equity method. The remaining 50.1% of the shares of River Box are held by a subsidiary of Hemen, our largest shareholder and a related party. The net income of the River Box group is reflected in “Equity in earnings of associated companies”. The total equity in earnings of associated companies in the year ended December 31, 2025 was $2.4 million (December 31, 2024: $2.8 million).

Tax expense
In the year ended December 31, 2025, we recorded a tax expense of $1.9 million in relation to the operations of our drilling rigs, Hercules and Linus, compared to $10.6 million in the year ended December 31, 2024. The decrease in tax in 2025, comparing to the same period in 2024, was primarily driven by a reduction in the operations of the drilling rig Hercules, since the rig was warm stacked, seeking employment opportunities.

For the discussion of our operating results in 2024 compared with 2023, we refer to "Item 5. Operating and Financial Review and Prospects" included in our annual report on Form 20-F for the year ended December 31, 2024, which was filed with the Commission on March 17, 2025.

B. LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital intensive industry. Our asset acquisitions are financed through a combination of our own equity, term loans, lease financing and revolving credit facilities from commercial banks. Providers of such borrowings generally require that the loans be secured by mortgages against the assets being acquired, and as of December 31, 2025, substantially all of our vessels and drilling rigs are pledged as security or are held as lease debt financing. However, in common with many other companies, we also have unsecured borrowings as shown below. Providers of unsecured financing do so on the basis of our assets and liabilities, cash flows, operating results and other factors, all of which affect the terms on which such unsecured financing is available. In general, unsecured financing is more expensive than borrowings secured against collateral.

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

A significant portion of the our outstanding debt and finance lease liabilities are coming due within one year of March 16, 2026 for which we have initiated discussions and negotiations with financial institutions regarding the refinancing of credit facilities maturing in 2026 and early 2027. Given our extensive history and successful track record in obtaining financing and refinancing, we believe that we will be able to secure the necessary refinancing for all such facilities before their maturity dates. Additionally, we anticipate that the cash flow generated from our charters will be adequate to meet our anticipated debt service obligations and working capital needs in the short and medium term. However no assurance can be given that all such facilities will be timely refinanced on acceptable terms. See also “Item 3. Key Information—D. Risk Factors”.

Our long-term liquidity requirements include funding the equity portion of investments in new vessels, and repayment of long-term debt balances, including those relating to loan and lease debt financing agreements of us and our consolidated subsidiaries as of December 31, 2025 are detailed in Note 20: Short-Term and Long-Term Debt, and summarized below in borrowings.

In March 2026, we repaid in full the $150.0 million senior secured term loan facility secured by the jack-up drilling rig Linus. The outstanding balance under the facility as of December 31, 2025 was $145.9 million. Also in March 2026, we fully drew down a $150.0 million three-year senior secured revolving credit facility secured by Linus, which was entered into in February 2026 as part of the refinancing.

The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where we guarantee all or part of the loans, (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries and (iii) a first priority mortgage over the relevant collateral assets which includes substantially all of the vessels and the drilling rigs that are currently owned by us as of December 31, 2025, excluding two Kamsarmax dry bulk carriers and one drilling rig.

Refer to "Contractual Commitments" section further below for details of material contractual commitments as of December 31, 2025.

As of December 31, 2025, we had cash and cash equivalents of $150.8 million (2024: $134.6 million). In the year ended December 31, 2025, we generated cash of $267.1 million net from operating activities, generated $188.1 million net in investing activities and used $439.0 million net in financing activities.

Cash flows provided by operating activities for 2025 decreased from $369.9 million in 2024 to $267.1 million, mainly due to changes in total operating income received and the timing of charter hire and trade and other receivables.

Investing activities generated cash of $188.1 million in 2025, compared to cash used of $617.5 million in 2024. The shift to net cash provided by investing activities in 2025, compared to cash used in 2024, is primarily attributable to higher proceeds from vessel sales, as well as lower spending on vessel acquisitions, capital improvements, newbuilding installments and deposits. In 2025, cash outflows totaling $70.5 million mainly consisted of capital upgrades relating to 17 container vessels, six tankers and one car carrier, as well as capital upgrades for Hercules and Linus. In 2024, there was an outflow of $644.9 million arising from the purchase of three LR2 product tankers and two chemical tankers, newbuilding installments for two car carriers which were delivered in 2024 and five container vessels under construction, capital upgrades for Hercules and costs incurred for the SPS and capital upgrades for Linus. Additionally, there was an increase in cash inflows from vessel sales. In 2025, $258.6 million was received from the sale of eight container vessels, 13 dry bulk carriers, and one tanker compared to a cash inflow of $22.7 million from the sale of three container vessels in 2024.

Net cash used in financing activities in 2025 was $439.0 million, compared to net cash provided of $216.7 million in 2024. The change was primarily driven by lower debt proceeds, which totaled $244.0 million, compared to $1,398.4 million in 2024. Debt repayments were $527.3 million in 2025, compared to $556.7 million in 2024. Additionally, in 2025 there was a cash outflow of $10.0 million for the repurchase of Company shares, whereas 2024 included a cash inflow of $96.3 million generated from the issuance of 8,000,000 common shares at a public offering. Cash outflows also included $11.1 million from bond repurchases and $6.3 million from the settlement of NOK swaps (net of collateral repaid) in 2025, compared to $133.1 million and $16.5 million, respectively, in 2024. Furthermore, there were no payments made for finance lease liabilities in 2025, compared to $419.3 million in 2024. The decrease in payments was due to the our exercise of purchase options on all vessels under a finance lease in 2024, which were subsequently refinanced with term loans.

During 2025, we paid four dividends totaling $0.94 per common share (2024: four dividends totaling $1.07 per common share), or a total of $125.1 million (2024: $138.5 million). All dividends paid in 2025 and 2024 were cash payments. Please see “Item 8. Financial Information—A. Consolidated Statement and Other Financial Information—Dividend Policy”. Since 2020, we have implemented a dividend reinvestment plan or DRIP, to facilitate investments by individual and institutional shareholders who wish to invest the dividend payments received in respect of our common shares owned or other cash amounts, in our common shares on a regular basis, one time basis or otherwise. See “Item 10. Additional Information – B. Memorandum and Articles of Association” and “Note 22: Share Capital, Additional Paid-In Capital and Contributed Surplus” for further information on the DRIP.

Borrowings

As of December 31, 2025, we had total short-term and long-term debt outstanding of $2.6 billion (December 31, 2024: $2.9 billion).

The following table presents an overall summary of our borrowings as of December 31, 2025:

December 31, 2025
(in millions of $)	Outstanding balance on loan
Unsecured borrowings:
7.25% senior unsecured sustainability-linked bonds due 2026	150.0
8.875% senior unsecured sustainability-linked bonds due 2027	150.0
8.25% senior unsecured sustainability-linked bonds due 2028	147.6
NOK750 million senior unsecured floating rate bonds due 2029	74.3
7.75% senior unsecured sustainability-linked bonds due 2030	144.4
Total bonds	666.3
U.S. dollar denominated floating rate debt due through 2030	1,085.5
U.S. dollar denominated fixed rate debt due 2026	145.9
Lease debt financing due through 2033	686.4
Total borrowings and lease liabilities (1)	2,584.1
(1) In addition to the Company and its consolidated subsidiaries, we also hold an equity interest in River Box, within which a 49.9% proportion of the finance lease liabilities amounted to $169.0 million.

See Note 20: Short-Term and Long-Term Debt in our audited Consolidated Financial Statements included herein for further details on our borrowing activities.

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

Minimum Value Covenants

Most of our loan facilities are secured with mortgages on vessels. As of December 31, 2025, we had borrowings totaling $0.6 billion with minimum value covenants which are tested on a regular basis. These borrowings were secured against 15 vessels and one rig which had combined charter-free market values totaling approximately $1.5 billion. A reduction of 10% in charter-free market values in 2025 would not result in any material prepayments or reduction in availability on revolving credit facilities, after scheduled loan repayments and prepayments in the year.

In addition, as of December 31, 2025, we had $0.4 billion in borrowings subject to forward-starting or conditional minimum value covenants, which are tested only if the charter which the vessel is employed is terminated or nearing expiration. These borrowings were secured against 10 vessels which had combined charter-free market values totaling approximately $0.7 billion.

As of December 31, 2025, we were in compliance with all of the financial covenants contained in our financing agreements.

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

As of December 31, 2025, we hold an equity interest in River Box, within which a 49.9% proportion of the direct financing lease receivables and finance lease liabilities amounted to $206.0 million and $169.0 million respectively.

There were no outstanding bank loans in associated companies as of December 31, 2025 and December 31, 2024.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates. As of December 31, 2025, we and our consolidated subsidiaries had entered into interest rate swap contracts with a combined notional principal amount of $0.8 billion whereby variable NIBOR or SOFR interest rates plus applicable credit adjustment spreads are swapped for fixed interest rates. The fixed interest rates, including the impact of credit adjustment spreads are between 1.19% per annum and 6.47% per annum. We also entered into currency swap contracts, related to our NOK750 million bond (due 2029) denominated in Norwegian kroner, with notional principal amounts of NOK750 million ($69.4 million) whereby variable NIBOR interest rates including additional margins are swapped for fixed interest rate. The eventual settlement of the bonds will have an effective exchange rate of NOK10.80 = $1. The overall effect of our swaps is to fix the interest rate on approximately $0.8 billion of our floating rate debt. As of December 31, 2025, the weighted average interest rate for our floating rate debt denominated in U.S. dollars and Norwegian kroner which takes into consideration the effect of our interest rate and cross currency swaps is 5.25% per annum including margin.

The effect of the above swap contracts is to substantially reduce our exposure to interest rate and exchange rate fluctuations, further analysis of which is presented in “Item 11 - Quantitative and Qualitative Disclosures about Market Risk”.

At the date of this report, we were not party to any other interest rate or currency derivative contracts.

Equity

Please see "Item 10. Additional Information - A. Share Capital" and "Note 22: Share Capital, Additional Paid-In Capital and Contributed Surplus" to our audited Consolidated Financial Statements included herein for further details on our equity activities.

Contractual Commitments

As of December 31, 2025, we had the following contractual obligations and commitments:

	Payment due by period
	Less than 1 year	1–3 years	3–5 years	After 5 years	Total
	(in millions of $)
7.25% senior unsecured sustainability-linked bonds due 2026	150.0	—	—	—	150.0
U.S. dollar denominated fixed rate debt due 2026	145.9	—	—	—	145.9
8.875% senior unsecured sustainability-linked bonds due 2027	—	150.0	—	—	150.0
8.25% senior unsecured sustainability-linked bonds due 2028	—	147.6	—	—	147.6
NOK750 million senior unsecured floating rate bonds due 2029	—	—	74.3	—	74.3
7.75% senior unsecured sustainability-linked bonds due 2030	—	—	144.4	—	144.4
Floating rate long-term debt	219.7	380.3	485.5	—	1,085.5
Lease debt financing (2)	90.3	224.9	215.3	155.9	686.4
Total debt repayments	605.9	902.8	919.5	155.9	2,584.1
Total interest payments (1)	72.8	78.9	20.6	—	172.3
Interest on lease debt financing (2)	13.1	20.2	32.4	41.7	107.4
Finance lease obligations in associated companies (3)	15.3	16.1	35.7	101.9	169.0
Interest on finance lease liabilities in associated companies (3)	10.8	10.0	16.1	14.0	50.9
Capital upgrades commitments (4)	24.9	—	—	—	24.9
Commitments under shipbuilding contracts (5)	—	848.1	—	—	848.1
Total contractual cash obligations	742.8	1,876.1	1,024.3	313.5	3,956.7

(1)Interest payments are based on the existing borrowings of the consolidated subsidiaries. It is assumed that no further refinancing of existing loans takes place and that there is no repayment on revolving credit facilities. Interest rate swaps have not been included in the calculation. The interest has been calculated using the five-year U.S. dollar swap of 3.47%, the five-year NOK swap of 4.21% and the exchange rate of NOK9.65 = $1.00 as of March 11, 2026, plus agreed margins. Interest on fixed rate loans is calculated using the contracted interest rates.
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
(4)As of December 31, 2025, we had committed $24.9 million towards the installation of capital upgrades on three 9,500 TEU container vessels, one chemical tanker and one drilling rig. The installations are expected to take place in 2026.
(5)Also as of December 31, 2025, we had commitments under shipbuilding contracts to construct five newbuilding dual-fuel 16,800 TEU container vessels, totaling to $848.1 million. The vessels are expected to be delivered in 2028.

There were no other material contractual commitments as of December 31, 2025.

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

Our long-term liquidity requirements include funding the equity portion of investments in new vessels and repayment of long-term debt balances. We expect that we will require additional borrowings or issuances of equity in the long-term to meet our capital requirements.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

D. TREND INFORMATION

Vessel prices have fluctuated significantly over the past decade. In 2025, the newbuilding market was very active, with 2,036 ships of 151.2 million dwt and 56.4 million compensated gross tonnage ordered. The ordering, according to industry sources, follows fleet renewal requirements to ensure compliance with new regulations in addition to competition to secure yard slots as lead time for vessel deliveries are increasing. Nevertheless, the number of newbuilding orders dropped by 27% in 2025 compared to 2024, mainly as a result of the effects of U.S. trade policies, elevated newbuilding prices and continued uncertainty around fueling technology, which continue to impact contracting activity. Furthermore, the ongoing war in Iran and the unstable situation in Venezuela have increased volatility in all shipping and offshore markets, leading to larger rate fluctuations than normal. In general, market disruptions due to war or the opening of sanctioned jurisdictions could impact sailings lengths, create inefficiencies, and more, which could have material market disruptions.

The Oil Tanker Market

The tanker market remained firm during 2025, although market conditions experienced periods of moderation during the year. Market developments were influenced by limited crude tanker fleet growth, changes in trade patterns, sanctions-related disruptions and uncertainty relating to global oil demand growth, including demand trends in China. According to industry sources, crude tanker demand is estimated to have increased by approximately 2.1% while the crude fleet grew by approximately 0.4%. In contrast, product tanker demand declined by approximately 1.8% while the product tanker fleet expanded by 5.5%. At the end of December 2025, the total tanker orderbook represented approximately 17.4% of the existing fleet.

Looking ahead, industry sources project that the trading crude tanker fleet will increase by 2.8% during 2026, while crude tanker demand is expected to grow by approximately 0.7% over the same period. Product tanker demand is forecast to increase by 1.5% in 2026, while the product tanker fleet is projected to grow by approximately 6.3%. These projections are subject to uncertainty and may be affected by factors including global economic conditions, changes in oil production levels, OPEC+ production decisions, refinery capacity developments, sanctions and other geopolitical events.

According to industry sources, average spot earnings for a 2010-built VLCC were approximately $54,200 per day during 2025, compared to approximately $33,500 per day in 2024. Suezmax tanker spot rates also saw improved market earnings, with average spot earnings for a 2010-built Suezmax at approximately $51,900 per day during 2025, compared to approximately $44,900 in 2024. In contrast, Aframax tanker spot rates experienced a slight decline, with average spot earnings for a 2010-built Aframax at approximately $42,300 per day during 2025, compared to approximately $43,100 per day in 2024.

Going forward, increased volatility in the market is expected due to the war in Iran and the potential closure of the Strait of Hormuz. Such a closure would disrupt global trade and create immediate inefficiencies which could lead to increased rate volatility. There are also safety concerns as it relates to the vessels and crew trading in the area should warfare further escalate. Long term a closure could also lower the global supply of oil, which in turn could also impact the tanker market. The sanctioned export of oil from Venezuela could also impact the market increasing the demand for vessels.

The Dry Bulk Shipping Market

During 2025, the dry bulk fleet is estimated to have increased by 3.0% in total dwt. This compares to a demand increase of 2.1% in terms of tonne miles. Looking ahead, industry sources are estimating that dry bulk global trade will expand by 1.9% during 2026, in terms of tonne-miles. Industry sources indicate that the 2.1% increase in seaborne dry bulk trade (in tonne miles) during 2025 came as a result of firm Chinese dry bulk demand. The dry bulk newbuilding orderbook stands at 12.5% of the total fleet in terms of capacity. According to industry sources, the market is expected to soften during 2026 compared to 2025, while demand growth is expected to be 1.9% alongside fleet growth of 3.5%.

According to industry sources, Capesize earnings during 2025 averaged approximately $20,700 per day, down 18% from 2024. Kamsarmax earnings during 2025 averaged approximately $12,800 per day, down 13% from 2024. Supramax earnings during 2025 averaged approximately $14,000 per day, down 4% from 2024.

The Freight Liner Market (Containerships and Car Carriers)

The container charter market experienced, according to industry sources, a positive but volatile year in 2025 as vessel availability remains tight following major impacts from rerouting of ships away from the usual Red Sea voyages. Whilst rates softened in the last three months of 2025, the charter rates continue to hold steady at historically elevated levels. Developments in the market, according to industry sources, will greatly depend on the evolving situation in Iran, the Red Sea and U.S. trade policies. The containership fleet is expected to grow by 4.5% during 2026, though risks to demand persist due to uncertain geopolitical conditions.

According to industry sources, in 2025 global container trade (TEU-miles) is estimated to have increased by 2.5%, following impact of the tariffs and containership fleet capacity expanded by approximately 7%. During 2025, several new orders were placed with the orderbook as of January 2026 standing at 649 vessels representing 4.8 million TEU, which represents 34% of TEU capacity vs existing fleet.

The car carrier market, according to industry sources, has experienced a transitional year in 2025, marked by a correction in freight rates and softened asset prices. Despite significant geopolitical disruptions, trade volumes have exceeded expectations, supported by a surge in Chinese car exports towards the end of 2025. The car carrier fleet is estimated to have reached a capacity growth of 13% during 2025. The global deep-sea car trade is estimated to have grown by 8% to a record 32.1 million cars in 2025.

Seaborne car trade on an annualized basis has been increased by approximately 8% in 2025, excluding the seaborne car trade within Europe. The increase in seaborne car trade volumes follows an increase of 2.5% in 2024. During the fourth quarter of 2025, the total fleet stood at 889 vessels which totaled 4.9 million CEU of capacity, up 12% from the start of 2025.

The Offshore Drilling Market

The offshore drilling market has been shaped by significant volatility over the past decade, largely influenced by fluctuating oil prices and changes in exploration and development activity. The Brent crude spot price has varied between $20 per barrel in 2020 and over $100 per barrel in March 2026. These price swings have significantly impacted the viability and dynamics of offshore exploration and drilling activities.

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

Several older rigs have been retired and demolished, tightening supply and supporting higher utilization rates for the remaining offshore drilling fleet. Since 2020, contract dayrates and utilization rates of offshore drilling rigs has risen significantly. Offshore drilling rig utilization is currently estimated at over 90%, a notable increase from 83% in 2020. However, in the short term, the market is experiencing reduced demand for drilling rigs which has resulted in more available rigs competing for the same work lowering day rates and utilization somewhat since 2023.

The aforementioned geopolitical situation could also have a material impact on the offshore sector. Price volatility of energy sources, and, relatedly, supply given the uncertainty in Venezuela and the Strait of Hormuz could potentially lead to changes in demand for the production. This could prompt changes in the exploration and drilling sectors, and as such changing market dynamics from current trends.

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

Indicators of impairment are identified based on a combination of factors which include amongst others, where the carrying value of the vessel or rig is above the average fair values based on two external appraisals. Other factors we consider important which could affect recoverability and trigger impairment include significant underperformance relative to expected operating results, new regulations that could change the estimated useful economic lives of our vessels and rigs, and significant negative industry or economic trends. For the year ended December 31, 2025, two vessels and one drilling rig had carrying values above average fair values based on two external appraisals. See "Vessel and Rig Market Values" below.

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

In 2025, reviews of the carrying value of long-lived assets indicated that seven dry bulk carriers were impaired, and charges were taken against these assets. No impairment was recognized in 2024. In 2023, reviews of the carrying value of long-lived assets indicated that two chemical tankers were impaired, and charges were taken against these assets.

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

As of December 31, 2025, we owned 47 vessels and two rigs. The aggregate carrying value of these 49 assets as of December 31, 2025, was $3.1 billion, as summarized in the table below. The table is presented in the context of the markets in which the vessels operate, with crude oil tankers, oil product tankers and chemical tankers grouped together under "Tanker vessels", container vessels and car carriers grouped together under "Liners" and a jack-up drilling rig and an ultra-deepwater drilling rig grouped together under "Drilling Rigs".

		Aggregate carrying value at
	Number of	December 31, 2025
	owned vessels	($ millions)
Tanker vessels (1)	17	804.9
Dry bulk carriers (2)	2	29.4
Liners (3)	28	1,703.2
Drilling Rigs (4)	2	585.1
	49	3,122.6

(1)Includes two vessels with an aggregate carrying value of $110.1 million, which exceeds their aggregate charter-free market value by $6.1 million and 15 vessels with a carrying value of $694.8 million which is $289.4 million less than their charter-free market value*.
(2)Includes two vessels with a carrying value of $29.4 million which is $4.6 million less than their charter-free market value*.
(3)Includes 28 vessels with an aggregate carrying value of $1,703.2 million, which is $853.8 million less than their charter-free market value*.
(4)Includes one jack-up drilling rig with a carrying value of $311.8 million which is $104.3 million more than its charter-free market value* and one ultra-deepwater drilling rig with a carrying value of $273.2 million, which is $26.8 million less than its charter-free market value*.
*The charter-free market value figures provided are based on the average of two independent broker appraisals and represents their estimate of the fair market value of the vessel or rig.

The above aggregate carrying value of $3.1 billion as of December 31, 2025 excludes the chartered-in container vessels, MSC Anna, MSC Viviana, MSC Erica and MSC Reef in our associated companies.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors and officers including the Chief Executive Officer and the Chief Financial Officer of our wholly-owned subsidiary SFL Management AS, who are responsible for overseeing our management.

Name	Age	Position
James O'Shaughnessy	62	Director of the Company, Chairperson of the Audit Committee and member of the Compensation and Nominating and Corporate Governance Committees
Kathrine Astrup Fredriksen	42	Director of the Company and member of the ESG and Nominating and Corporate Governance Committees
Gary Vogel	60	Director of the Company and member of the Compensation and Nominating and Corporate Governance Committees
Keesjan Cordia	51	Director of the Company and member of the ESG Committee
Will Homan-Russell	47	Director of the Company and member of the Audit, Compensation and ESG Committees
Jan Erik Klepsland	40	Director of the Company
Ole B. Hjertaker	59	Director and Chief Executive Officer of SFL Management AS (Principal Executive Officer)
Aksel C. Olesen	49	Chief Financial Officer of SFL Management AS (Principal Financial Officer)

Under our constituent documents, we are required to have at least one independent director on our Board of Directors whose consent will be required to file for bankruptcy, liquidate or dissolve, merge or sell all or substantially all of our assets.

Certain biographical information about each of our directors and officers is set forth below.

James O'Shaughnessy has been a Director of the Company since September 2018. Mr. O'Shaughnessy served as an Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited up to March 26, 2019. Prior to that Mr. O'Shaughnessy has amongst others served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O'Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland and is both a Fellow of the Institute of Chartered Accountants of Ireland, an Associate Member of the Chartered Insurance Institute of the United Kingdom and a Chartered Director. In addition to the Company, Mr. O'Shaughnessy serves as a director and a member of the audit committee of Frontline, Archer Limited and various insurance entities.

Kathrine Astrup Fredriksen has been a Director of the Company since February 2020. Ms. Fredriksen has served as a board member of Norwegian Property ASA since 2016 and MOWI ASA since June 2022. Ms. Fredriksen is currently employed by Seatankers Services (UK) LLP and has previously served on the boards of various entities operating in the shipping and drilling industries. Ms. Fredriksen was educated at the European Business School in London.

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

Keesjan Cordia has been a Director of the Company since September 2018. Mr. Cordia is a private investor with a background in Economics and Business Administration. Mr. Cordia holds several board and advisory board positions in the oil and gas industry, among which he is a board member of Workships group B.V (2006), Combifloat B.V (2013) and Kerrco Inc (2017). From 2006 to 2014 he was CEO at Seafox (Offshore Services). Mr. Cordia is founder and Managing Partner of Invaco Management B.V., an investment firm based in Amsterdam.

Will Homan-Russell has been a Director of the Company since July 2022. Mr. Homan-Russell is an experienced professional investor in the maritime sector, currently serving as Chief Investment Officer of UK-based WMC Capital Ltd., where he cofounded Albemarle Shipping Fund. From 2003 to 2018 he worked for Tufton Oceanic Limited, a fund management company specializing on investments in the maritime and energy sectors. Mr. Homan-Russell holds an MA in Mathematics from Oxford University and an MSc. in Finance from London Business School.

Jan Erik Klepsland has been a Director of the Company since August 2025. Mr. Klepsland is an Investment Director in Seatankers Management Norway AS, an entity related to Hemen Holding Limited, SFL’s largest shareholder, where he oversees and manages various public and private investments predominantly within shipping and oil services. Prior to joining Seatankers in August 2020, he held the position as Partner at ABG Sundal Collier. Mr. Klepsland holds a MSc in Finance from Norwegian School of Economics (NHH). He also serves as a director of Archer Ltd, Noram Drilling AS, Fortis Shipping AS and Northern Ocean Ltd.

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

B. COMPENSATION

During the year ended December 31, 2025, we paid to our directors and officers aggregate cash compensation of $2.2 million, including an aggregate amount of $0.05 million for pension and retirement benefits. We reimburse directors for reasonable out of pocket expenses incurred by them in connection with their service to us. In addition to cash compensation, during 2025 we also recognized a net expense of $0.8 million relating to directors' and officers' stock options.

We are providing disclosure on an aggregate basis, as disclosure of compensation on an individual basis is not required under Bermuda law and is not otherwise publicly disclosed by us.

C. BOARD PRACTICES

In accordance with our Bye-laws, the number of directors shall be such number not less than two as we may by Ordinary Resolution determine from time to time, and each director shall hold office until the next annual general meeting following his election or until his successor is elected. We currently have seven directors.

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

ESG Committee
We established the Environmental, Social and Governance Committee, or the ESG Committee, in June 2024 to oversee our sustainability initiatives. The ESG Committee is responsible for managing ESG-related risks and ensuring our policies, programs, reporting, and practices align with its sustainability commitments. Kathrine A. Fredriksen, Keesjan Cordia and Will Homan-Russell are members of the ESG Committee.

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

Clawback Policy

On October 2, 2023, we adopted a policy regarding the recovery of erroneously awarded compensation, or the Clawback Policy, in accordance with the applicable rules of the New York Stock Exchange and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In the event we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under U.S. securities laws or otherwise erroneous data or if we determine there has been a significant misconduct that causes material financial, operational or reputational harm, we shall be entitled to recover a portion or all of any incentive-based compensation provided to certain executives who, during a three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement.

The Compensation Committee and Board of Directors administer our Clawback Policy and has discretion, in accordance with the applicable laws, rules and regulations, to determine how to seek recovery under the Clawback Policy and may forego recovery if it determines that recovery would be impracticable.

D. EMPLOYEES

As of the date of this annual report and December 31, 2025, we have 24 full-time employees through our subsidiaries SFL Management AS, SFL UK Management Ltd, SFL Management (Singapore) Pte. Ltd. and LH Rig Management (Cyprus) Ltd. We have contracted with independent management companies to provide technical management services for our vessels and rigs and with Frontline and third parties for certain managerial responsibilities for our fleet. Frontline are also contracted to provide certain administrative services, including corporate services, and we have contracted with Seatankers and Front Ocean for certain advisory and support services.

E. SHARE OWNERSHIP

The beneficial interests of our Directors and officers in our common shares as of March 16, 2026, are as follows:

Director or Officer	Beneficial interest in Common Shares of $0.01 each	Additional interest in options to acquire Common Shares which have vested	Percentage of Common Shares Outstanding
James O'Shaughnessy	12,647	105,333	*
Kathrine Astrup Fredriksen	**	105,333	*
Gary Vogel	12,647	105,333	*
Keesjan Cordia	12,647	105,333	*
Will Homan-Russell	8,750	50,333	*
Jan Erik Klepsland	—	—	*
Ole B. Hjertaker	168,210	479,999	*
Aksel C. Olesen	3,501	303,333	*

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

In February 2026, 615,000 options were awarded to employees, officers and directors, pursuant to our Share Option Scheme. The options have a five-year term and a three-year vesting period and the first options are exercisable from February 2027 onwards. The initial strike price was $10.48 per share.

Details of options to acquire our common shares by our directors and officers as of March 16, 2026, were as follows:

	Number of options
Director or Officer	Total	Vested	Exercise price	Expiration Date
James O'Shaughnessy	25,000	25,000	$4.25	May 2026
James O'Shaughnessy	30,000	30,000	$4.67	February 2027
James O'Shaughnessy	25,000	25,000	$7.16	February 2028
James O'Shaughnessy	25,000	16,666	$9.81	February 2029
James O'Shaughnessy	26,000	8,667	$7.52	March 2030
James O'Shaughnessy	35,000	—	$10.28	February 2031
Gary Vogel	25,000	25,000	$4.25	May 2026
Gary Vogel	30,000	30,000	$4.67	February 2027
Gary Vogel	25,000	25,000	$7.16	February 2028
Gary Vogel	25,000	16,666	$9.81	February 2029
Gary Vogel	26,000	8,667	$7.52	March 2030
Gary Vogel	35,000	—	$10.28	February 2031
Keesjan Cordia	25,000	25,000	$4.25	May 2026
Keesjan Cordia	30,000	30,000	$4.67	February 2027
Keesjan Cordia	25,000	25,000	$7.16	February 2028
Keesjan Cordia	25,000	16,666	$9.81	February 2029
Keesjan Cordia	26,000	8,667	$7.52	March 2030
Keesjan Cordia	35,000	—	$10.28	February 2031
Kathrine Astrup Fredriksen	25,000	25,000	$4.25	May 2026
Kathrine Astrup Fredriksen	30,000	30,000	$4.67	February 2027
Kathrine Astrup Fredriksen	25,000	25,000	$7.16	February 2028
Kathrine Astrup Fredriksen	25,000	16,666	$9.81	February 2029
Kathrine Astrup Fredriksen	26,000	8,667	$7.52	March 2030
Kathrine Astrup Fredriksen	35,000	—	$10.28	February 2031
Will Homan-Russell	25,000	25,000	$7.16	February 2028
Will Homan-Russell	25,000	16,666	$9.81	February 2029
Will Homan-Russell	26,000	8,667	$7.52	March 2030
Will Homan-Russell	35,000	—	$10.28	February 2031
Jan Erik Klepsland	35,000	—	$10.28	February 2031
Ole B. Hjertaker	180,000	180,000	$4.25	May 2026
Ole B. Hjertaker	100,000	100,000	$4.67	February 2027
Ole B. Hjertaker	100,000	100,000	$7.16	February 2028
Ole B. Hjertaker	100,000	66,666	$9.81	February 2029
Ole B. Hjertaker	100,000	33,333	$7.52	March 2030
Ole B. Hjertaker	130,000	—	$10.28	February 2031
Aksel C. Olesen	80,000	80,000	$4.25	May 2026
Aksel C. Olesen	75,000	75,000	$4.67	February 2027
Aksel C. Olesen	75,000	75,000	$7.16	February 2028
Aksel C. Olesen	75,000	50,000	$9.81	February 2029
Aksel C. Olesen	70,000	23,333	$7.52	March 2030
Aksel C. Olesen	97,000	—	$10.28	February 2031

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table presents certain information as of March 11, 2026, regarding the ownership of our common shares with respect to each shareholder whom we know to beneficially own five percent or more of our outstanding common shares.

Owner	Number of Common Shares	Percent of Common Shares *
Hemen Holding Limited (1)	25,728,687	17.8%
DNB Bank ASA (2)	11,765,142	8.1%
Dimensional Fund Advisors LP (3)	8,610,260	6.0%

* Percentage of common shares is calculated based on 144,582,927 common share issued and outstanding as of March 11, 2026, which includes shares outstanding from share lending arrangements, including: (i) 11,765,142 held by DNB Bank ASA as part of a share lending arrangement discussed in footnote (2) below, and (ii) excludes 2,347,752 shares repurchased by us to date under our Share Repurchase Program.

(1) C.K. Limited is the trustee of two Trusts that indirectly hold all of the common shares of Hemen, our largest shareholder. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the 25,728,687 of our common shares, representing 17.8% of our outstanding shares, that are owned by Hemen. Mr. Fredriksen established the Trusts for the benefit of his immediate family. Beneficiaries of the Trusts, which may include Ms. Fredriksen, do not have absolute entitlement to the Trust assets and thus disclaim beneficial ownership of all of our common shares owned by Hemen. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust and has no economic interest in such common shares. He disclaims any control over and all beneficial ownership of such common shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

(2) According to the Schedule 13G/A filed with the SEC on January 12, 2024, DNB Bank ASA, or DNB holds 11,765,142 common shares. These 11,765,142 shares are held by DNB following a general share lending agreement after the maturity of our convertible bonds. Originally, 8,000,000 shares were issued as part of a share lending arrangement relating to our issuance of 5.75% senior unsecured convertible bonds in October 2016 and 3,765,842 shares were issued as part of a share lending arrangement relating to our issuance of 4.875% senior unsecured convertible bonds in April and May 2018. Subsequently, 8,000,000 shares and 3,765,142 shares, respectively, from each issuance under the two initial share lending arrangements described above were transferred into DNB's custody. We cancelled the remaining 700 shares, which were previously held by our transfer agent. Accordingly, the total 11,765,142 of shares remain with DNB under these arrangements.

(3) According to the Schedule 13G/A filed with the SEC on July 15, 2025, Dimensional Fund Advisors LP holds 8,610,260 of our common shares.

Our major shareholders have the same voting rights as our other shareholders.

No corporation or foreign government owns more than 50% of our outstanding common shares. We are not aware of any arrangements, known by the Company, the operation of which may at a subsequent date result in a change in control of the Company.

As of March 11, 2026, 146,833,761 of our common shares were held in the United States by 300 holders of record, including 146,657,341 shares held by Cede & Co., as nominee for The Depository Trust Company which is considered a single holder of record and holds shares on behalf of brokerage firms.

B. RELATED PARTY TRANSACTIONS

As of the date of this annual report, no other material related party transactions have occurred. For information on all other related party transactions, see Note 24, “Related Party Transactions,” to our audited consolidated financial statements included herein.

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

There was also a related case concerning certain capital spares delivered by Seadrill to a subsidiary of SFL in connection with the SPS of Hercules in 2023 where the parties disagreed on the actual ownership and compensation of these spares, or the Capital Spares Case. In April 2025, the Company was fully acquitted and awarded legal costs in the Capital Spares Case in which Seadrill had pursued SFL for approximately $8.0 million. Seadrill has also appealed this ruling.

The appeal proceedings are scheduled to commence in the second and third quarter of 2026, respectively.

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

We have paid the following cash dividends in 2023, 2024 and 2025:

Payment Date	Amount per Share
2023
March 30, 2023	$0.24
June 30, 2023	$0.24
September 29, 2023	$0.24
December 28, 2023	$0.25

2024
March 27, 2024	$0.26
June 26, 2024	$0.27
September 27, 2024	$0.27
December 27, 2024	$0.27

2025
March 28, 2025	$0.27
June 27, 2025	$0.27
September 29, 2025	$0.20
December 29, 2025	$0.20

On February 11, 2026, our Board of Directors declared a dividend of $0.20 per share which we will pay in cash on or around March 30, 2026 to shareholders of record as of March 12, 2026.

B. SIGNIFICANT CHANGES

None.

ITEM 9.    THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

Our common shares were listed on the NYSE on June 14, 2004 and commenced trading on that date under the symbol "SFL".

ITEM 10.    ADDITIONAL INFORMATION

A. SHARE CAPITAL

Authorized Share Capital
Under our amended Memorandum of Association, our authorized capital consists of $3,000,000, comprising 300,000,000 common shares, which may include related purchase rights for our common or preferred shares, having a par value of $0.01 each, of which 146,930,679 common shares are issued and fully paid as of the date of this annual report.

Reconciliation of the Number of Common Shares Outstanding through March 16, 2026

Common shares outstanding at December 31, 2023	137,467,078

Number of shares cancelled	(700)
Number of common shares issued in connection with the Share Option Scheme	242,146
Number of common shares issued in connection with an underwritten public offering	8,000,000
Common shares outstanding at December 31, 2024	145,708,524

Number of shares repurchased under the Share Repurchase Program	(1,252,657)
Number of common shares issued in connection with the Share Option Scheme	107,060
Common shares outstanding at December 31, 2025	144,562,927

Number of common shares issued in connection with the Share Option Scheme	20,000
Common shares outstanding at March 16, 2026	144,582,927

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

In January 2024, we issued a total of 43,708 new common shares pursuant to our Share Option Scheme following the exercise of 100,000 share options. The weighted average exercise price of the options exercised was $6.62 per share and the total intrinsic value of the options exercised was $0.5 million.

In March 2024, we issued a total of 163,438 new common shares pursuant to our Share Option Scheme following the exercise of 375,000 share options. The weighted average exercise price of the options exercised was $7.56 per share and the total intrinsic value of the options exercised was $2.2 million.

In May 2024, we issued a total of 35,000 new common shares pursuant to our Share Option Scheme following the exercise of 35,000 share options. The weighted average exercise price of the options exercised was $7.20 per share and the total intrinsic value of the options exercised was $0.3 million.

In February 2025, we issued a total of 22,060 new common shares pursuant to our Share Option Scheme following the exercise of 315,000 share options. The weighted average exercise price of the options exercised was $8.90 per share and the total intrinsic value of the options exercised was $0.2 million.

In June 2025, we issued a total of 25,000 new common shares pursuant to our Share Option Scheme following the exercise of 25,000 share options. The weighted average exercise price of the options exercised was $5.27 per share and the total intrinsic value of the options exercised was $0.1 million.

In July 2025, we issued a total of 10,000 new common shares pursuant to our Share Option Scheme following the exercise of 10,000 share options. The weighted average exercise price of the options exercised was $5.27 per share and the total intrinsic value of the options exercised was $0.0 million.

In September 2025, we issued a total of 50,000 new common shares pursuant to our Share Option Scheme following the exercise of 50,000 share options. The weighted average exercise price of the options exercised was $4.86 per share and the total intrinsic value of the options exercised was $0.2 million.

In February 2026, we issued a total of 20,000 new common shares pursuant to our Share Option Scheme following the exercise of 20,000 share options. The weighted average exercise price of the options exercised was $7.36 per share and the total intrinsic value of the options exercised was $0.1 million.

Share Repurchase Program

On May 8, 2023, the Board of Directors authorized the repurchase of up to an aggregate of $100.0 million of our common shares or the Share Repurchase Program. The authorization was reconfirmed during the year ended December 31, 2025 and is valid until June 2026. During the year ended December 31, 2025, we repurchased a total of 1,252,657 shares, at an average price of $7.98 per share, with principal amounts totaling $10.0 million. As of the date of this annual report, no further shares have been repurchased.

We also refer you to “Item 4. Information on the Company -A. History and Development of the Company,” “Item 16E. Purchase of Equity Securities by Issuer and Affiliated Purchaser” and “Note 22: Share Capital, Additional Paid-In Capital and Contributed Surplus” for a discussion of existing material agreements.

DRIP and ATM Program

On November 21, 2025, the Board of Directors authorized a renewal of the Company’s DRIP to register the sale of up to 10,000,000 common shares pursuant to the DRIP, to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned, or other cash amounts, in the Company’s common shares on a regular or one time basis, or otherwise. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, the Company may grant additional share sales to investors, from time to time, up to the amount registered under the plan. The DRIP will expire in April 2026 upon the automatic expiration of the underlying registration statement. The Company intends to file a prospectus supplement under a new shelf registration statement on Form F-3ASR in order to renew and continue the DRIP.

In May 2020, the Company entered into an equity distribution agreement with BTIG LLC, or BTIG, as amended and restated in April 2022, under which the Company may, from time to time, offer and sell new common shares having aggregate sales proceeds of up to $100.0 million through an at-the-market program, or the ATM Program. The ATM Program will expire in April 2026 upon the automatic expiration of the underlying registration statement. The Company intends to enter into an amended and restated equity distribution agreement with BTIG and file a prospectus supplement under a new shelf registration statement on Form F-3ASR in order to renew and continue the ATM Program.

No new common shares were issued and sold under the DRIP and ATM Program during the years ended December 31, 2025 and December 31, 2024.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Our Memorandum of Association dated October 3, 2003 and an initial Memorandum of Increase in Share Capital dated May 11, 2004 have previously been filed as Exhibit 3.1 to our Registration Statement on Form F-4 (Registration No. 333-115705) filed with the SEC on May 25, 2004, and is hereby incorporated by reference into this annual report as Exhibit 1.1. We have further amended our authorized share capital by filing Memorandums of Increases and Reductions in Share Capital on November 10, 2016, October 8, 2018 and March 5, 2021, which are hereby filed as Exhibits 1.3, 1.4, 1.5. 1.6 and 1.7, to this annual report.

A description of our Bye-laws dated May 18, 2004 have previously been filed as Exhibit 3.2 to our Registration Statement on Form F-4 (Registration No. 333-115705) filed with the SEC on May 25, 2004, and is hereby incorporated by reference into this annual report as Exhibit 1.8. These Bye-laws, as amended and adopted by our shareholders, were amended, on September 28, 2007, September 20, 2013, September 23, 2016 and September 30, 2022 and are hereby incorporated by reference into this annual report as Exhibits 1.9, 1.10, 1.11 and 1.12, respectively.

For more complete information of our Memorandum of Association and Bye-laws, you should read the material terms of our Memorandum of Association and Bye-laws, which are filed as exhibits to this annual report.

C. MATERIAL CONTRACTS

As of March 16, 2026, we have not entered into any new material contracts in the last two years, other than those entered in the ordinary course of business or attached as an exhibit to this annual report.

We also refer you to “Item 4. Information on the Company - A. History and Development of the Company,” “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions” for a discussion of existing material agreements.

D. EXCHANGE CONTROLS

Prior to November 3, 2025, the permission of the Bermuda Monetary Authority or the BMA, was required for all issuances and transfers of securities of a Bermuda exempted company like us unless the proposed transaction was exempted by the BMA's written general permissions. In keeping with this, we received a general permission from the BMA to issue any unissued common shares, and for the free transferability of the common shares as long as our common shares are listed on the NYSE. On November 3, 2025, the provisions of the Exchange Control Act 1972 of Bermuda and the Exchange Control Regulations 1973 of Bermuda, that stipulated the need for these permissions were revoked with the effect that from that date, these permissions are no longer required. Our common shares may be freely transferred among persons who are non-residents of Bermuda.

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

Application of Section 883 of the Code

Under the relevant provisions of Section 883 of the Code, or Section 883, we will be exempt from U.S. federal income taxation on our U.S. source shipping income if:

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

As discussed below, for the 2025 taxable year we believe we satisfied the Publicly-Traded Test, since on more than half the days in the taxable year we believe our common shares were primarily and regularly traded on the NYSE, an established securities market in the United States.

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

For our 2025 taxable year, we do not believe that we were subject to the 5 Percent Override Rule and, therefore, we believe that we satisfied the Publicly-Traded Test. There are, however, factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption and thereby become subject to U.S. federal income tax on its U.S. source shipping income. For example, Hemen owned as much as approximately 17.8% of our outstanding common shares during the 2025 year. There is, therefore, a risk that we could no longer qualify for exemption under Section 883 for a particular taxable year if other 5% Shareholders were, in combination with Hemen, to own 50% or more of our outstanding common shares on more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances as to the tax-exempt status of us or any of our subsidiaries.

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

As used herein, the term U.S. Holder means a beneficial owner of our common shares that (i) is a U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (a) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has in effect a valid election to be treated as a U.S. person for U.S. federal income tax purposes, (ii) owns our common shares as a capital asset, generally, for investment purposes, and (iii) owns less than 10% of our common shares for U.S. federal income tax purposes.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your own tax advisor regarding this issue.

Distributions

Subject to the discussion below of PFICs, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.

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

Although there is no legal authority directly on point, we believe that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering activities of our wholly-owned subsidiaries more likely than not constitutes services income, rather than rental income. Correspondingly, we believe that such income does not constitute "passive income", and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. This position is principally based upon the positions that our time charter income will constitute services income, rather than rental income.

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

Bermuda Taxation

In December 2023, Bermuda passed into law the Corporate Income Tax 2023 or the Corporate Income Tax Act in response to the OECD’s Pillar Two global minimum tax initiative to impose a 15% corporate income tax that will be effective for fiscal years beginning on or after January 1, 2025, providing time to Bermuda multinational groups that are in scope to transition and make the necessary adjustments.

We had received from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, or the Tax Protection Act, an assurance, that in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 31, 2035. This assurance is subject to the proviso that it is not to be construed to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provision of the Land Tax Act 1967 or otherwise payable in relation to any property leased to us. We and our subsidiaries incorporated in Bermuda pay annual government fees to the Bermuda government.

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

Subject to certain exceptions, Bermuda entities that are part of a multinational group will be in scope of the provisions of the Corporate Income Tax Act if, with respect a fiscal year, such group has annual revenue of €750 million or more in the consolidated financial statements of the ultimate parent entity for at least two of the four fiscal years immediately prior to such fiscal year or the Bermuda Constituent Entity Group. To the extent our consolidated revenue is sufficient for us to exceed the Corporate Income Tax Act thresholds, we may be subject to taxation in Bermuda.

Where corporate income tax is chargeable to a Bermuda Constituent Entity Group, the amount of corporate income tax chargeable to a Bermuda Constituent Entity Group for a fiscal year shall be 15% of the net taxable income of the Bermuda Constituent Entity Group, less tax credits applicable under the Corporate Income Tax Act (foreign tax credits) or under the Tax Credits Act 2025 (qualified refundable tax credits).

Changes in Global Tax Laws

Long-standing international tax initiatives that determine each country’s jurisdiction to tax cross-border international trade and profits are evolving as a result of, among other things, initiatives such as the Anti-Tax Avoidance Directives, as well as the Base Erosion and Profit Shifting reporting requirements, mandated and/or recommended by the European Union, G8, G20 and Organization for Economic Cooperation and Development, including the imposition of a minimum global effective tax rate for multinational businesses regardless of the jurisdiction of operation and where profits are generated or Pillar Two. As these and other tax laws and related regulations change (including changes in the interpretation, approach and guidance of tax authorities), our financial results could be materially impacted. Given the unpredictability of these possible changes and their potential interdependency, it is difficult to assess whether the overall effect of such potential tax changes would be cumulatively positive or negative for our earnings and cash flow, but such changes could adversely affect our financial results.

On December 12, 2022, the EU member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on companies with revenues of at least €750 million effective from 2024. Various countries have either adopted implementing legislation or are in the process of drafting such legislation. Any new tax law in a jurisdiction where we conduct business or pay tax could have a negative effect on our company.

F. DIVIDENDS AND PAYING AGENTS

Not Applicable.

G. STATEMENT BY EXPERTS

Not Applicable.

H. DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, are available at http://www.sec.gov. In addition, documents referred to in this annual report may be inspected at our principal executive offices at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda HM 08. Our filings are also available on our website at www.sflcorp.com. The information on our website, however, is not, and should not be deemed to be a part of this annual report.

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

As of December 31, 2025, we had entered into cross currency interest rate swap contracts with a total notional principal of NOK750 million ($69.4 million), to hedge against fluctuations in floating interest rates and exchange rates on our NOK750 million senior unsecured bonds due 2029. The net amount of debt outstanding as of December 31, 2025 was NOK750 million (2024: NOK724 million). Under these contracts, variable NIBOR interest rates including additional margins are swapped for a fixed interest rate. The eventual settlement of the bonds will have an effective exchange rate of NOK10.80 = $1. These contracts expire in September 2029 and we estimate that we would receive $6.2 million to terminate them as of December 31, 2025 (December 31, 2024: $2.4 million).

As of December 31, 2025, we and our consolidated subsidiaries had entered into interest rate and cross currency interest rate swap contracts with a combined notional principal amount of $0.8 billion (December 31, 2024: $0.5 billion). Under these contracts, variable SOFR or NIBOR interest rates plus applicable credit adjustment spreads are swapped for fixed interest rates. The fixed interest rates, including the impact of credit adjustment spreads, are between 1.19% per annum and 6.47% per annum. These interest rate swap agreements mature between July 2029 and December 2036, and we estimate that we would receive $7.9 million to terminate them as of December 31, 2025 (December 31, 2024: receive $15.5 million).

The overall effect of our cross currency and interest rate swaps is to fix the interest rate on approximately $0.8 billion of our floating rate debt as of December 31, 2025 (December 31, 2024: $0.5 billion). As of December 31, 2025, the weighted average interest rate for our floating rate debt denominated in U.S. dollars and Norwegian kroner which takes into consideration the effect of our interest rate and cross currency swaps is 5.25% per annum including margin (December 31, 2024: 5.96%).

As of December 31, 2025, our net exposure, including equity-accounted subsidiaries, to interest rate fluctuations on outstanding floating rate bank borrowings, lease financing arrangements, and debt securities denominated in U.S. dollars and Norwegian kroner was $0.7 billion, compared with $1.3 billion as of December 31, 2024.

The net exposure as of December 31, 2025 reflects total floating rate bank borrowings, lease financing arrangements, and debt securities of $1.5 billion (December 31, 2024: $1.9 billion), after taking into account $0.8 billion (December 31, 2024: $0.5 billion) in notional principal of interest rate swaps that reduce the exposure to interest rate fluctuations. As of December 31, 2024, $0.1 billion of the remaining floating rate debt was subject to interest adjustment clauses under charter contracts, pursuant to which the charter rate adjusts for changes in interest rates, transferring the related exposure to the counterparty. No such clauses were in effect as of December 31, 2025.

A one percent change in interest rates would thus increase or decrease net exposure by approximately $7.0 million per year as of December 31, 2025 (December 31, 2024: $12.6 million per year).

As of March 16, 2026, we were not party to any other interest rate or currency derivative contracts.

We may in the future enter into short-term Total Return Swap arrangements relating to our own shares and bonds or securities in other companies.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

a)    Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) and 15d-15(e) of the Exchange Act, management assessed the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of the evaluation date.

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of our internal control over financial reporting pursuant to Rule 13a-15 of the Exchange Act, as of December 31, 2025. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our internal control over financial reporting were effective as of December 31, 2025.

c)    Attestation report of the registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by EY, an independent registered public accounting firm, as stated in their report dated March 16, 2026, which is included below under the heading “Item 18—Financial Statements—Report of Independent Registered Public Accounting Firm”.

 d)    Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that our Audit Committee has one Audit Committee Financial Expert. James O'Shaughnessy is an independent Director and is the Audit Committee Financial Expert, as such terms are defined under NYSE and SEC rules.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2025 and 2024 was Ernst & Young AS (PCAOB Firm ID number: 1572). The following table sets forth the fees related to audit and other services provided by our principal accountant.

(in thousands of $)	2025	2024
Audit Fees* (a)	$1,001	$1,041
Audit-Related Fees* (b)	$—	$—
Tax Fees (c)	$17	$60
All Other Fees (d)	$—	$—
Total (e)	$1,018	$1,101

* Certain amounts in 2024 have been reclassified to conform with the current year's presentation.
(a)Audit Fees
Audit fees represent professional services rendered for the audit of our annual financial statements, interim review of our financial statements, and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.
(b)Audit -Related Fees
This category includes assurance and related services that traditionally are performed by the principal accountant outside of the scope of the engagement letter for the audit which are reasonably related to the performance of the audit or review of the consolidated financial statements.

(c)Tax Fees
Tax fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.
(d)All Other Fees
All other fees include services other than audit fees, audit-related fees and tax fees set forth above.
(e)Audit Committee's Pre-Approval Policies and Procedures
Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X, that require the Board of Directors to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by us. All services provided by the principal auditor in 2025 and 2024 were approved by the Board of Directors pursuant to the pre-approval policy.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

On May 8, 2023, the Board of Directors authorized the Share Repurchase Program for the repurchase of up to an aggregate of $100.0 million of our common shares. The authorization was reconfirmed during the year ended December 31, 2025 and is valid until June 2026.

During the year ended December 31, 2025, we repurchased a total of 1,252,657 shares, at an average price of $7.98 per share, with principal amounts totaling $10.0 million. There were no shares repurchased by us under our Share Repurchase Program during the year ended December 31, 2024.

As of December 31, 2025, 2,347,752 (December 31, 2024: 1,095,095) shares were repurchased under the Share Repurchase Program, at an average price of $8.58 (December 31, 2024: $9.27) per share, with principal amounts totaling $20.2 million (December 31, 2024: $10.2 million), and held as treasury stock.

We have $79,848,452 remaining under the authorized Share Repurchase Program. As of the date of this annual report, no further shares have been repurchased.

The below table presents a summary of the common shares repurchased by us under the Share Repurchase Program as of December 31, 2025.

Issuer Purchases of Equity Securities
Period	(a) Total number of common shares purchased	(b) Average price paid per common share	(c) Total number of common shares purchased as part of publicly announced plans or programs	(d) Approximate dollar value of shares that may yet be purchased under the plans or programs (1)(2)
January 1- 31, 2025	—	—	—	$89,847,972
February 1- 28, 2025	—	—	—	$89,847,972
March 1- 31, 2025	494,158	$8.20	494,158	$85,796,142
April 1- 30, 2025	758,499	$7.84	758,499	$79,848,452
May 1- 31, 2025	—	—	—	$79,848,452
June 1- 30, 2025	—	—	—	$79,848,452
July 1- 31, 2025	—	—	—	$79,848,452
August 1- 31, 2025	—	—	—	$79,848,452
September 1- 30, 2025	—	—	—	$79,848,452
October 1- 31, 2025	—	—	—	$79,848,452
November 1- 30, 2025	—	—	—	$79,848,452
December 1- 31, 2025	—	—	—	$79,848,452
Total for December 31, 2025	1,252,657	$7.98	1,252,657	$79,848,452

(1) Under the Share Repurchase Program, the Company may repurchase shares from time to time in the open market, through privately negotiated transactions or by other means permitted under applicable securities laws, including Rule 10b‑18 under the Exchange Act. The timing and amount of any repurchases are determined at the discretion of management, taking into account market conditions, available liquidity, restrictions under our debt agreements, capital allocation priorities, and other factors. The program does not obligate the Company to repurchase any specific number of shares, and it may be suspended or discontinued at any time.

(2) From January 1, 2026 to the date of this annual report, no further shares have been repurchased.

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

Nominating and Corporate Governance Committee. The NYSE requires that a listed U.S. company have a nominating/corporate governance committee composed entirely of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As a foreign private issuer, we are exempt from this rule and may comply with it voluntarily. Our nominating and corporate governance committee currently consists of James O'Shaughnessy, Kathrine A. Fredriksen and Gary Vogel, of which two are considered "independent" according to NYSE's standards for independence. As permitted under Bermuda law, our nominating and corporate governance committee may in the future not consist entirely of independent directors.

Compensation Committee. The NYSE requires that a listed U.S. company have a compensation committee composed entirely of independent directors and have a committee charter addressing the purpose, responsibility, rights and performance evaluation of the committee. As a foreign private issuer, we are exempt from this rule and may comply with it voluntarily. Our Compensation Committee currently consists of Gary Vogel, Will Homan-Russell and James O'Shaughnessy, all of whom are considered "independent" according to NYSE's standards for independence. As permitted under Bermuda law, our compensation committee may in the future not consist entirely of independent directors.

Audit Committee. The NYSE requires that a listed U.S. company have an audit committee with a minimum of three members and composed of entirely independent directors. As permitted by Rule 10A-3 under the Exchange Act, our audit committee consists of two independent members of our Board of Directors, James O’Shaughnessy and Will Homan-Russell. Additionally, our Board of Directors has determined that James O’Shaughnessy qualifies as an “audit committee financial expert” for purposes of SEC rules and regulations. The Board has determined that an audit committee member may simultaneously serve on the audit committees of more than three public companies and such service would not impair the ability of such member to effectively serve our audit committee. For more information, please see “Item 6.A. Directors and Senior Management”.

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

Corporate Governance Guidelines. The NYSE requires that a listed U.S. company adopts and discloses corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Bermuda law and we have not adopted such guidelines.

Independence of Directors. The NYSE requires that a listed U.S. company maintain a majority of independent directors. As a foreign private issuer, we are exempt from this rule and may comply with it voluntarily. Our Board of Directors currently consists of seven directors, four of which are considered "independent" according to NYSE's standards for independence, namely James O’Shaughnessy, Gary Vogel, Keesjan Cordia and Will Homan-Russell. However, as permitted under Bermuda law, our Board of Directors may in the future not consist of a majority of independent directors.

Shareholder Approval Requirements. The NYSE requires that a listed U.S. company obtain prior shareholder approval for certain issuances of authorized stock or the approval of, and material revisions to, equity compensation plans. As permitted under Bermuda law and our Bye-laws, it is not necessary to seek shareholder approval prior to issuances of authorized stock or the approval of and material revisions to equity compensation plans. Consistent with Bermuda law and our Bye-laws, our Board of Directors approves share issuances and the adoption of and material amendments to equity compensation plans.

Solicitation of Proxies. The NYSE requires that a listed U.S. company solicit proxies in connection with all meetings of shareholders, to provide shareholders with proxy statements for such meetings, and to furnish copies of its proxy solicitation materials to the NYSE. As permitted under Bermuda law and our Bye-laws, we do not currently solicit proxies or provide proxy materials to the NYSE. Our Bye-laws also require that we provide not less than five (5) days’ notice to our shareholders of general meetings.

Quorum. The NYSE “gives careful consideration” to provisions that fix a quorum for shareholders’ meetings that is less than a majority of outstanding shares, but, in general, the NYSE has not objected to reasonably lesser quorum requirements in cases where the companies have agreed to make general proxy solicitations for future meetings of shareholders. We follow applicable Bermuda laws with respect to quorum requirements. Our quorum requirement is set forth in our Bye-laws, which provide that a quorum for the transaction of business at any meeting of shareholders is two or more shareholders either present in person or represented by proxy.

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.    INSIDER TRADING POLICIES

Our Board of Directors has adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by our officers, directors and employees. Copies of our insider trading policies are incorporated by reference to Exhibits 11.1 and 11.2 to this Annual Report.

ITEM 16K.    CYBER SECURITY

Risk management and strategy

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

The underlying control framework of our cybersecurity program is based on recognized best practices and standards set by the U.S. National Institute of Standards and Technology, which organizes cybersecurity risks into six categories: govern, identify, protect, detect, respond and recover.

We have established policies and procedures for all key aspects of our cybersecurity program including an information security policy, password policy, incident management policy, third-party security management policy, business continuity plans, cyber incident response plans and information security management system contingency plans.

As part of our cybersecurity strategy, we continue to expand our investments in IT security, including to identify and protect critical assets, strengthen, monitor and alert our information security management system and engage with cybersecurity experts. We have a dedicated CISO who has served within the IT department of related parties for over 20 years and is a Certified Cyber Risk Officer. We hold regular cybersecurity meetings, led by its CISO who is employed by related party Front Ocean Management AS, to assess and manage cybersecurity threats and to provide cybersecurity updates to senior management and the Board of Directors.

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

Cybersecurity Threats

For the year ended December 31, 2025 through the date of this annual report, we are not aware of any material risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. Please also see Item 3. Key Information—D. Risk Factors—“We rely on our information security management system to conduct our business, and failure to protect this system against security breaches could adversely affect our business and results of operations, including on our vessels and rigs. Additionally, if this system fails or becomes unavailable for any significant period of time, our business could be harmed”.

PART III

ITEM 17.    FINANCIAL STATEMENTS

See Item 18.

ITEM 18.    FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-48 are filed as part of this annual report:

Financial Statements: SFL Corporation Ltd.

ITEM 19.               EXHIBITS

Reference	Description of Exhibit
1.1*	Memorandum of Association of Ship Finance International Limited (the "Company") dated October 3, 2003. (1)

1.2*	Memorandum of Increase in Share Capital of the Company to US$125,000,000, dated May 11, 2004. (1)

1.3	Diminution of Authorised but Issued Share Capital of the Company to US$93,504,575, dated November 10, 2016.

1.4	Memorandum of Reduction in Share Capital of the Company to US$935,045.75, dated dated November 10, 2016.

1.5	Memorandum of Increase in Share Capital of the Company to US$1,500,000, dated November 10, 2016.

1.6	Memorandum of Increase in Share Capital of the Company to US$2,000,000, dated October 8, 2018.

1.7	Memorandum of Increase in Share Capital of the Company to US$3,000,000, dated March 5, 2021.

1.8*	Bye-Laws of the Company. (2)

1.9*	Amended and Restated Bye-laws of the Company, as adopted on September 28, 2007. (5)

1.10*	Amended and Restated Bye-laws of the Company, as adopted on September 20, 2013. (6)

1.11*	Amended and Restated Bye-laws of the Company, as adopted on September 23, 2016. (7)

1.12*	Amended and Restated Bye-laws of the Company, as adopted on September 30, 2022. (11)

2.1*	Form of Common Stock Certificate of the Company. (3)

2.2*	Description of Securities of the Company. (8)

4.9*	Share Option Scheme. (4)

4.24*	Bond Agreement dated May 7, 2021, relating to SFL Corporation Ltd. 7.25% USD 200,000,000 senior unsecured sustainability-linked bonds 2021/2026. (9)

4.25*	Bond Agreement dated February 1, 2023, relating to SFL Corporation Ltd. 8.875% USD 200,000,000 senior unsecured sustainability-linked bonds 2023/2027. (10)

4.26*	Bond Agreement dated April 19, 2024, relating to SFL Corporation Ltd. 8.25% USD 225,000,000 senior unsecured sustainability-linked bonds 2024/2028. (15)

4.27*	Bond Agreement dated September 23, 2024, relating to SFL Corporation Ltd. NOK senior unsecured bonds 2024/2029. (16)

8.1	Significant Subsidiaries of the Company.

11.1*	The Company's Policies and Procedures to Detect and Prevent Insider Trading. (12)

11.2*	The Company's Insider Trading Policy relating to the Company's Bonds listed on Oslo Børs. (13)

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young AS)

97.1*	The Company's Clawback Policy, effective October 2, 2023. (14)

* Incorporated herein by reference.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

(1)Filed as Exhibit 3.1 to the Company's Registration Statement on Form F-4 filed on May 21, 2004 and is incorporated by reference herein.
(2)Filed as Exhibit 3.2 to the Company's Registration Statement on Form F-4 filed on May 21, 2004 and is incorporated by reference herein.
(3)Filed as Exhibit 4.1 to the Company's Registration Statement on Form F-4 filed on May 21, 2004 and is incorporated by reference herein.
(4)Filed as Exhibit 2.2 of the Company's 2006 Annual Report as filed on Form 20-F on July 2, 2007 and is incorporated by reference herein.
(5)Filed as Exhibit 1 to the Company’s Form 6-K filed on October 22, 2007 and is incorporated by reference herein.
(6)Filed as Exhibit 1.3 to the Company's 2014 Annual Report filed on Form 20-F on April 9, 2015 and is incorporated by reference herein.
(7)Filed as Exhibit 1 to the Company’s Form 6-K filed on September 29, 2016 and is incorporated by reference herein.
(8)Filed as Exhibit 2.2 to the Company’s 2019 Annual Report filed on Form 20-F filed on March 27, 2020 and is incorporated by reference herein.
(9)Filed as Exhibit 4.24 to the Company's 2021 Annual Report filed on Form 20-F on March 24, 2022 and is incorporated by reference herein.
(10) Filed as Exhibit 4.25 to the Company's 2022 Annual Report filed on Form 20-F on March 16, 2023 and is incorporated by reference herein.
(11)Filed as Exhibit 1.5 to the Company’s 2022 Annual Report filed on Form 20-F on March 16, 2023 and is incorporated by reference herein.
(12) Filed as Exhibit 11.1 to the Company’s 2023 Annual Report filed on Form 20-F on March 14, 2024 and is incorporated by reference herein.
(13) Filed as Exhibit 11.2 to the Company’s 2023 Annual Report filed on Form 20-F on March 14, 2024 and is incorporated by reference herein.
(14) Filed as Exhibit 97.1 to the Company’s 2023 Annual Report filed on Form 20-F on March 14, 2024 and is incorporated by reference herein.
(15) Filed as Exhibit 4.26 to the Company’s 2024 Annual Report filed on Form 20-F on March 17, 2025 and is incorporated by reference herein.
(16) Filed as Exhibit 4.27 to the Company’s 2024 Annual Report filed on Form 20-F on March 17, 2025 and is incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SFL Corporation Ltd.
(Registrant)

Date:	March 16, 2026	By:	/s/ Aksel C. Olesen
Aksel C. Olesen
Principal Financial Officer

SFL Corporation Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of SFL Corporation Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SFL Corporation Ltd. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 16, 2026 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Impairment assessment of vessels, rigs, and equipment
Description of the Matter
The carrying value of the Company’s vessels, rigs, and equipment, net was $3.1 billion as of December 31, 2025. As explained in Note 2 to the consolidated financial statements, the Company evaluates assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If impairment indicators are identified, the Company assesses the recoverability of the carrying value of the asset by comparing its estimated undiscounted future cash flows attributable to the asset to its carrying amount (“recoverability test”). If the future expected undiscounted cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the excess of the carrying value over the fair value of the asset. The Company recorded an impairment charge of 34.1 million on seven dry bulk carriers, based on the estimated fair value of the assets using a market approach.

Auditing the Company’s impairment charge was complex and required significant auditor judgment around the assumptions used by management in determining the vessels’ fair value. The fair value is based on shipbroker valuations, which use a combination of vessel specific inputs such as age and yard of each respective vessel, and assumptions based on market data, including recent comparable transactions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the company’s impairment assessment process, including controls over management's review and approval of the vessels’ fair value.

We performed audit procedures that included, among others, comparing management’s methodology against the accounting guidance under ASC 360-10, Impairment and Disposal of Long-Lived Assets and ASC 820-10, Fair Value Measurement. We tested the independent shipbroker valuations by performing inquiries with the shipbroker regarding the valuation methodology applied and input data used and evaluated their competence, capabilities and objectivity. We tested the input data by comparing the vessel specific inputs to vessel records and supporting documentation. We further performed a comparison of the shipbroker valuations against relevant vessel sale transactions in 2025. We recalculated the impairment charge and compared it against the amount recognized by management.

We assessed the adequacy of the vessel impairment disclosures as included in Note 13 of the consolidated financial statements.

/s/ Ernst & Young AS

We have served as the Company’s auditor since 2023.

Oslo, Norway
March 16, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of SFL Corporation Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited SFL Corporation Ltd.’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, SFL Corporation Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2025 consolidated financial statements of the Company and our report dated March 16, 2026, expressed an unqualified opinion thereon.

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

/s/ Ernst & Young AS

Oslo, Norway
March 16, 2026

SFL Corporation Ltd.

 CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2025, 2024 and 2023
(in thousands of $, except per share amounts)

	2025	2024	2023
Operating revenues
Time charter revenues	602,187	619,384	544,434
Voyage charter and pool revenues	14,753	18,909	33,648
Drilling contract revenues	96,255	236,650	146,890
Interest income – sales-type and leaseback assets	951	2,439	6,192
Profit sharing revenues	5,604	16,679	13,162
Other operating income	13,291	10,343	7,960
Total operating revenues	733,041	904,404	752,286
(Loss)/Gain on sale of assets and settlement of charters, net	(7,172)	5,374	18,670
Operating expenses
Vessel and rig operating expenses	301,768	343,303	293,756
Depreciation	234,998	239,181	214,062
Vessel impairment charge	34,093	—	7,389
Administrative expenses	18,332	20,577	15,565
Total operating expenses	589,191	603,061	530,772
Net operating income	136,678	306,717	240,184
Non-operating income / (expense)
Interest income – long-term loans to associated companies	4,563	4,576	4,563
Interest income – other	10,218	9,189	9,073
Interest expense	(180,527)	(182,985)	(167,010)
Loss on investments in debt and equity securities	(39)	(854)	(1,912)
Other financial items, net	2,192	1,843	(486)
Equity in earnings of associated companies	2,366	2,798	2,848
(Loss)/Income before taxes	(24,549)	141,284	87,260
Tax expense	(1,882)	(10,631)	(3,323)
Net (loss)/income	(26,431)	130,653	83,937
Per share information:
Basic (loss)/earnings per share	$(0.20)	$1.01	$0.67
Weighted average number of shares outstanding, basic	133,064	129,391	126,249
Diluted (loss)/earnings per share	$(0.20)	$1.01	$0.66
Weighted average number of shares outstanding, diluted	133,064	130,000	126,584
Cash dividend per share declared and paid	$0.94	$1.07	$0.97

The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31, 2025, 2024 and 2023
(in thousands of $)

	2025	2024	2023
Comprehensive (loss)/income, net of tax
Net (loss)/income	(26,431)	130,653	83,937
Fair value adjustments to hedging financial instruments	(7,677)	525	(8,787)
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	134	(1,712)	4,607
Other comprehensive loss	(188)	(101)	(35)
Other comprehensive loss, net of tax	(7,731)	(1,288)	(4,215)
Comprehensive (loss)/income	(34,162)	129,365	79,722

 The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.
CONSOLIDATED BALANCE SHEETS
as of December 31, 2025 and 2024
(in thousands of $)

	2025	2024
ASSETS
Current assets
Cash and cash equivalents	150,829	134,551
Investment in debt and equity securities	4,146	3,736
Due from related parties	6,941	5,201
Trade accounts receivable	11,571	36,821
Inventories	13,788	17,386
Prepaid expenses and accrued income	18,700	17,057
Investment in sales-type leases, current portion	—	35,135
Other current assets	53,243	66,010
Financial instruments at fair value, current portion	—	121
Total current assets	259,218	316,018
Vessels, rigs and equipment, net	3,122,633	3,552,298
Capital improvements in progress and newbuildings	181,074	162,254
Investment in associated companies	15,832	16,382
Loans and long-term receivables from related parties including associates	45,000	45,000
Financial instruments at fair value, long-term portion	14,092	15,523
Other long-term assets	294	294
Total assets	3,638,143	4,107,769
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	605,943	689,045
Due to related parties	1,303	1,296
Trade accounts payable	7,348	34,305
Accrued expenses	51,894	51,429
Financial instruments at fair value, current portion	—	14,884
Other current liabilities	43,837	36,898
Total current liabilities	710,325	827,857
Long-term liabilities
Long-term debt	1,960,533	2,150,417
Financial instruments at fair value, long-term portion	6,146	103
Other long-term liabilities	277	970
Total liabilities	2,677,281	2,979,347
Commitments and contingent liabilities
Stockholders' equity
Share capital ($0.01 par value; 300,000,000 shares authorized; 146,910,679 shares issued and 144,562,927 shares outstanding as of December 31, 2025). ($0.01 par value; 300,000,000 shares authorized; 146,803,619 shares issued and 145,708,524 shares outstanding as of December 31, 2024).	1,469	1,468
Additional paid-in capital	717,969	716,233
Treasury stock	(20,199)	(10,174)
Contributed surplus	292,574	417,684
Accumulated other comprehensive income	(4,520)	3,211
Retained earnings	(26,431)	—
Total stockholders' equity	960,862	1,128,422
Total liabilities and stockholders' equity	3,638,143	4,107,769

The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.
 CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2025, 2024 and 2023
(in thousands of $)

	2025	2024	2023
Operating activities
Net (loss)/income	(26,431)	130,653	83,937
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	234,998	239,181	214,062
Amortization of deferred charges	8,088	7,580	7,731
Amortization of deferred charter revenue	363	(1,062)	(1,428)
Vessel impairment charge	34,093	—	7,389
Adjustment of derivatives to fair value recognized in net income	4,646	4,708	8,374
Capitalized lease debt financing interest	8,142	6,708	2,908
Equity in earnings of associated companies	(2,366)	(2,798)	(2,848)
Gain on sale of assets, net	(15,828)	(5,374)	(18,670)
Repayments from investment in sales-type leases and leaseback assets	4,021	8,640	13,906
Loss on repurchase of bonds	144	1,317	540
Other, net	4,191	(7,255)	1,017
Changes in operating assets and liabilities
Trade accounts receivable	25,319	4,302	(20,941)
Due to/ from related parties	(1,704)	(3,194)	1,821
Other current assets	7,433	(31,151)	(3,127)
Inventories	3,597	(5,657)	4,666
Prepaid expenses and accrued income	(5,001)	(2,026)	638
Trade accounts payable	(26,957)	4,045	22,372
Accrued expenses and other current liabilities	10,395	21,244	20,742
Net cash provided by operating activities	267,143	369,861	343,089
Investing activities
Purchase of vessels, capital improvements and other additions	(70,482)	(644,859)	(264,418)
Proceeds from sale of assets	258,574	22,744	156,200
Net amounts received from associated companies	—	2,810	2,919
Collateral deposits received on swap agreements	—	2,100	1,680
Other investments and long-term assets, net	—	(300)	(275)
Net cash provided by/(used in) investing activities	188,092	(617,505)	(103,894)
Financing activities
Repayments of lease obligation liability	—	(419,341)	(53,654)
Proceeds from issuance of short-term and long-term debt	244,042	1,398,389	944,585
Repayments of short-term and long-term debt	(527,287)	(556,730)	(781,122)
Repurchase of bonds	(11,144)	(133,117)	(205,848)
Debt fees paid	(3,168)	(13,723)	(12,448)
Principal settlements of cross currency swaps, net	(6,265)	(16,534)	(20,412)
Cash received/(paid) for shares issued or repurchased	(10,025)	96,250	(10,174)
Cash dividends paid	(125,110)	(138,491)	(122,992)
Net cash provided by/(used in) financing activities	(438,957)	216,703	(262,065)
Net change in cash and cash equivalents	16,278	(30,941)	(22,870)
Cash and cash equivalents at start of the year	134,551	165,492	188,362
Cash and cash equivalents at end of the year	150,829	134,551	165,492

	2025	2024	2023
Cash and cash equivalents:
Cash and cash equivalents	150,829	134,551	165,492
Cash and cash equivalents at end of the year	150,829	134,551	165,492

Supplemental disclosure of cash flow information:
Interest paid on debt, swaps and leases, net of capitalized interest	161,669	161,237	148,505
Taxes paid	2,832	8,294	1,986

Details of non-cash investing and financing activities are provided in Note 22 - Share Capital, Additional Paid-In Capital And Contributed Surplus.

The accompanying notes are an integral part of these consolidated financial statements.

SFL Corporation Ltd.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2025, 2024 and 2023
(in thousands of $, except number of shares)

	2025	2024	2023
Number of shares outstanding
At beginning of year	145,708,524	137,467,078	138,562,173
Shares issued	107,060	8,242,146	—
Shares cancelled	—	(700)	—
Shares repurchased	(1,252,657)	—	(1,095,095)
At end of year	144,562,927	145,708,524	137,467,078
Share capital
At beginning of year	1,468	1,386	1,386
Shares issued	1	82	—
At end of year	1,469	1,468	1,386
Additional paid-in capital
At beginning of year	716,233	618,164	616,554
Amortization of stock-based compensation	1,310	1,650	1,610
Shares issued- share option, dividend reinvestment and other schemes	426	96,419	—
At end of year	717,969	716,233	618,164
Treasury stock
At beginning of year	(10,174)	(10,174)	—
Treasury stock at cost (2025: 1,252,657, 2024: 0 and 2023: 1,095,095 shares)	(10,025)	—	(10,174)
At end of year	(20,199)	(10,174)	(10,174)
Contributed surplus
At beginning of year	417,684	424,562	424,562
Dividends declared	(125,110)	(6,878)	—
At end of year	292,574	417,684	424,562
Accumulated other comprehensive income/(loss)
At beginning of year	3,211	4,499	8,714
Other comprehensive loss	(7,731)	(1,288)	(4,215)
At end of year (see breakdown below)	(4,520)	3,211	4,499
Retained earnings / (accumulated deficit)
At beginning of year	—	960	40,015
Net (loss)/income	(26,431)	130,653	83,937
Dividends declared	—	(131,613)	(122,992)
At end of year	(26,431)	—	960
Total stockholders' equity	960,862	1,128,422	1,039,397

Accumulated other comprehensive income/(loss)	2025	2024	2023
Fair value adjustments to hedging financial instruments	(3,804)	3,739	4,926
Other items	(716)	(528)	(427)
Accumulated other comprehensive income/(loss)	(4,520)	3,211	4,499

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

As of December 31, 2025, the Company owned 17 tankers, two dry bulk carriers, 21 container vessels, seven car carriers and two drilling rigs. The Company also holds an equity interest in an associated company that owns four leased-in container vessels. (See Note 17: Investment in Associated Companies). In addition, the Company has contracted to acquire five 16,800 TEU container vessels, currently under construction and expected to be delivered in 2028. (See Note 14: Capital Improvements in Progress and Newbuildings).

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

Principles of consolidation

The consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries. All inter-company balances and transactions have been eliminated on consolidation.

The Company determines whether it has controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and make financial and operating decisions. The Company consolidates voting interest entities in which it owns all, or a majority of the voting interest. Variable interest entities are entities that in general, either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The Company evaluates its subsidiaries, and any other entities in which it holds a variable interest, in order to determine whether the Company is the primary beneficiary of the entity, and where it is determined that the Company is the primary beneficiary, the Company fully consolidates the entity.

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

Revenue and expense recognition

The Company generates revenues from time charter hire, profit sharing arrangements, drilling contract revenue, pooling arrangements, voyage charters and other freight billings, from its vessels and offshore related assets. It has also historically, and may in the future, generate revenues from bareboat charter hire, direct financing lease interest income, sales-type lease interest income, leaseback assets interest income and direct financing lease service revenues.

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

The Company has determined that voyage charter contracts consist of a single performance obligation of transporting the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses, and the revenue is recognized on a straight line basis over the voyage days from the commencement of loading to completion of discharge. Contract assets with regards to voyage revenues are reported as "Voyages in progress" as the performance obligation is satisfied over time. Voyage revenues typically become billable and due for payment on completion of the voyage and discharge of the cargo, at which point the receivable is recognized as "Trade accounts receivable, net".

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

For vessels operating under revenue sharing agreements, or in pools, revenues and voyage expenses are pooled and allocated to each pool’s participants in accordance with an agreed-upon formula. Revenues generated through revenue sharing agreements are presented gross when the Company is considered the principal under the charter parties with the net income allocated under the revenue sharing agreement presented as within voyage charter income. For revenue sharing agreements that meet the definition of a lease, the Company accounts for such contracts as variable rate operating leases and recognize revenue for the applicable period based on the actual net revenue distributed by the pool.

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

Drilling contract revenues are recognized for activities that correspond to a distinct time increment of service within the contract term in the period when the services are performed. The Company recognizes consideration for activities that are (i) not distinct within the context of our contracts and (ii) do not correspond to a distinct time increment of service, ratably over the estimated contract term. The Company determines the total transaction price for each individual contract by estimating both fixed and variable consideration expected to be earned over the term of the contract. The amount estimated for variable consideration may be constrained and is only included in the transaction price to the extent that it is probable that a significant reversal of previously recognized revenue will not occur throughout the term of the contract. When determining if variable consideration should be constrained, the Company considers whether there are factors outside of our control that could result in a significant reversal of revenue as well as the likelihood and magnitude of a potential reversal of revenue. The Company reassesses these estimates each reporting period as required.

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

The Company's charter agreements relating to seven containerships and one car carrier include an arrangement where the Company receives a share of the fuel savings, dependent on the price difference between IMO compliant fuel and IMO non-compliant fuel that is subsequently made compliant by the scrubbers. Amounts receivable under these arrangements are accrued on the basis of amounts earned at the reporting date.

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

In accordance with its charter agreements, the Group receives EUAs from charterers when a vessel is directed to perform an EU-regulated voyage. EUAs purchased by the Company or received from charterers are initially recognized as an asset. If the EUAs are acquired by the Company, they are recorded at cost, which reflects the purchase price. If the EUAs are received from charterers, they are recognized at their fair value on the date of receipt. All EUAs receivable or held by the Company are classified as "Other Current Assets" in the consolidated balance sheets if they are required to be surrendered within one year from the reporting date. Otherwise, they are classified as "Other Long-term assets". See Note 12: Trade Accounts Receivable and Other Current Assets.

Liabilities arising from EUA obligations under the EU ETS that have not yet been surrendered are classified as "Other current liabilities" if settlement to the European Union is due within one year from the reporting date. Otherwise, they are classified as "Other non-current liabilities". See Note 19: Other Current Liabilities.

FuelEU Maritime Regulation ("FuelEU Maritime")

Effective January 1, 2025, the European Union's FuelEU Maritime Regulation establishes limits on the greenhouse gas ("GHG") intensity of energy used on board vessels of 5,000 gross tons and above calling at ports under the jurisdiction of the European Union. The regulation applies to 100% of energy used on voyages between two EEA ports and 50% of energy used on voyages between an EEA port and a non-EEA port. The regulation requires shipping companies to monitor and report GHG intensity and comply with progressively stricter reduction targets. Non-compliance results in financial penalties calculated in accordance with the regulation. The framework also permits flexibility mechanisms, including banking, borrowing and pooling of compliance balances between vessels.

In accordance with its charter agreements where applicable, the Company is entitled to recover FuelEU Maritime compliance costs from charterers when a vessel performs a voyage involving an EEA port. To the extent the Company determines that a compliance deficit exists for a reporting period, and it is probable that a penalty will be incurred, a liability is recognized in accordance with ASC 450, Contingencies. The liability is measured based on the Company’s estimate of the compliance shortfall and the applicable penalty rates under the regulation, taking into consideration available banked, borrowed or pooled compliance balances. The related expense is recognized within voyage expenses in the consolidated statements of operations.

Compliance balances purchased by the Company from third parties are initially recognized as an asset at cost, which reflects the purchase price. Purchased compliance balances are classified as "Other current assets" in the consolidated balance sheets if they are expected to be utilized within one year from the reporting date. Otherwise, they are classified as "Other long-term assets".

Liabilities arising from FuelEU Maritime obligations that have not yet been settled are classified as "Other current liabilities" if settlement is expected within one year from the reporting date. Otherwise, they are classified as "Other non-current liabilities".

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

Investment in equity securities

Investments in equity securities are recorded at fair value, with unrealized gains and losses recorded in the consolidated statement of operations.

Allowance for expected credit losses

The balances recorded in respect of Trade receivables, Other receivables, Related party receivables and Other long-term assets reflect the risk that our customers may fail to meet their payment obligations and the risk that the underlying asset value of the vessels and rigs could be less than the unguaranteed residual value.

The Company estimates the expected risk of loss over the remaining life using a probability of default and net exposure analysis. The probability of default is estimated based on historical cumulative default data, adjusted for current conditions of similarly risk-rated counterparties over the contractual term.

Current expected credit loss provisions are classified as expenses in the Consolidated Statement of Operations, with a corresponding allowance for credit loss amount reported as a reduction in the related balance sheet amount of Trade receivables, Other receivables, Related party receivables and Other long-term assets. Partial or full recoveries of amounts previously written off are generally recognized as a reduction in the provision for credit losses.

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

The Company capitalizes and depreciates the costs of significant replacements, renewals and upgrades to its vessels and rigs over the shorter of the asset’s remaining useful life or the life of the renewal or upgrade. The amount capitalized is based on management’s judgment as to expenditures that extend the useful life of the asset or increase the operational efficiency of the asset. Costs that are not capitalized are recorded as a component of direct operating expenses during the period incurred. Expenses for routine maintenance and repairs are expensed as incurred. Advances paid in respect of upgrades in relation to Exhaust Gas Cleaning Systems ("EGCS" or "scrubbers") and ballast water treatment systems are included within "Capital improvements, newbuildings and vessel purchase deposits,", until such time as the equipment is installed on a vessel or a rig, at which point it is transferred to "Vessels, rigs and equipment, net".

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

Investment in sales-type leases and direct financing leases

Leases (charters) of vessels where the Company is the lessor are classified as direct financing, sales-type, operating leases, or leaseback assets, based on the lease terms. For direct financing leases, the gross investment comprises minimum lease payments (net of projected operating costs for time charters) plus estimated residual value. For sales-type leases, the present value of minimum lease payments and residual value is recognized as the sales price, with any difference from the vessel’s carrying value recorded as profit or loss at lease commencement. Unearned lease interest income is amortized to income over the period of the lease so as to produce a constant periodic rate of return on the net investment in the lease.

The difference between the fair value of the leased asset and the costs results in a selling profit or loss. A selling profit is recognized at lease commencement for sales-type leases and over the lease term for direct financing leases. A selling loss is recognized at commencement for both leases. If a fixed price purchase option exists and is below the projected net investment, amortization of unearned interest is accelerated to reduce the net investment to the option price at the option date.

If the terms of an existing lease are modified, the modification is evaluated under ASC 842 to determine whether it constitutes a new lease or a continuation of the existing lease, based on whether additional rights-of-use are granted and whether lease payments increase commensurately.

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

Finance lease liability and Lease debt financing

Similar to the “Leaseback assets” above, any vessels sold and leased back from the same party are also evaluated under sale and leaseback accounting guidance contained in ASC 842 to determine whether it is appropriate to account for the transaction as a sale of an asset. If control is deemed not to have passed to the buyer, it is deemed as "a failed sale and leaseback transaction" and the Company accounts for the transaction as a financing arrangement and describes this as “lease debt financing”. The Company does not derecognize the underlying vessel and continue to depreciate the asset. The sales proceeds received from the buyer-lessor are recorded as a financial liability. Charter hires paid by the Company to the buyer-lessor are allocated between interest expense and principal repayment of the financial liability.

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

Recently Adopted Accounting Standards

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). Among other things, these amendments require that a public business entity on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than five percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). The amendments became effective for the Company on January 1, 2025. The Company has not recorded any material impact on the Company's consolidated financial statements as a result of these amendments. Additional disclosures are included in Note 5 - Taxation.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

The following is a brief discussion of a selection of recently released accounting pronouncements that are pertinent to the Company's business:

In December 2025, the FASB issued ASU No. 2025-12, Codification Improvements ("ASU 2025-12"). The amendments in this ASU update the FASB Accounting Standards Codification for a broad range of topics arising from technical corrections, unintended application of the Codification, clarifications, and other minor improvements. The amendments are effective for the Company for annual periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements ("ASU 2025-11"). The ASU improves guidance about the format and information included in the interim financial statements, lists the required interim disclosures and provides a disclosure principle that requires entities to disclose events and changes that occur after the end of the most recent fiscal year that have a material impact on the entity. The amendments are effective for the Company for interim periods within annual periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments provide all entities with a practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of the assets. The amendments are effective for the Company for interim periods within annual periods beginning after December 15, 2025, with early adoption permitted. The Company does not expect the changes prescribed in ASU 2025-05 to have a material impact on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 requires entities to disclose specific information about certain costs and expenses in the notes to the financial statements for interim and annual reporting periods. The objective of the disclosure requirements is to provide disaggregated information about a public business entity's expense to help investors (a) better understand the entity's performance, (b) better assess the entity's prospects for future cash flows, and (c) compare the entity's performance over time and with that of other entities. In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”), which clarified that all public entities are required to adopt the guidance in ASU 2024-03 in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impacts that ASU 2024-03 and ASU 2025-01 will have on the Company's financial statements' presentation and disclosures.

4.    SEGMENT INFORMATION

The Company is an international ship-owning and chartering company with a diverse asset base spanning maritime, shipping, and offshore sectors. The Company operates as a single reportable segment, primarily generating revenue from long-term, fixed-rate charters. Additional revenue sources include sales-type lease interest income, voyage charter and pool revenues, and drilling contract revenues.

As a maritime infrastructure investment-focused entity, the Company's vessel and offshore operations segment derives revenue from chartering vessels under time charter contracts. The accounting policies for this segment align with the Company's overall accounting policies, as detailed in Note 2: Accounting Policies.

The Company’s Board of Directors (the “Board”) is the Chief Operating Decision Maker ("CODM") and is responsible for decisions regarding resource allocation and performance assessment. The Board, which includes the Chief Executive Officer ("CEO"), collectively evaluates performance and makes strategic decisions related to capital investment in asset acquisitions and disposals, financing, long-term charter agreements, key management hiring and other significant business matters.

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

Major customers as of December 31, 2025 include:

•15 container vessels on time charters to Maersk accounted for 26% of our consolidated operating revenues (December 31, 2024: 23%, 14 container vessels).

•Four car carriers on time charter to Volkswagen accounted for 9% of our consolidated operating revenues (December 31, 2024: 8%, four car carriers).

•Seven tanker vessels on time charter to Trafigura accounted for 8% of our consolidated operating revenues (December 31, 2024: 7%, seven tanker vessels).

•Six container vessels on time charter to Hapag Lloyd accounted for 15% of our consolidated operating revenues (December 31, 2024: 6%, six container vessels).

•One jack-up drilling rig on drilling contract revenue with ConocoPhillips accounted for 13% of our consolidated operating revenues (December 31, 2024: 7%, one jack-up drilling rig).

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

Canada and Namibia
Certain of the Company's subsidiaries and branches in Canada and Namibia recorded net tax credits totaling $0.7 million during the year ended December 31, 2025 based on rig operations (December 31, 2024: income tax expense of $10.6 million, December 31, 2023: income tax expense of $3.1 million).

Norway
Certain of the Company's subsidiaries are tax resident in Norway and recorded income taxes totaling $2.6 million during the year ended December 31, 2025 mainly related to rig operations (December 31, 2024: $0.0 million, December 31, 2023: $0.2 million).

Other Jurisdictions
Certain of the Company's subsidiaries are tax resident in Singapore, Cyprus, and the United Kingdom and are subject to income tax in their respective jurisdictions. Such taxes are not material to our consolidated financial statements and related disclosures for the year ended December 31, 2025.

Neither the Company nor its subsidiaries are undergoing tax audits in any applicable tax jurisdiction. The table below shows the components of tax expense for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
(in thousands of $)	2025	2024	2023
Current tax expense	2,612	10,367	3,323
Adjustments in respect of current tax of previous years	(730)	264	—
Tax expense	1,882	10,631	3,323

A reconciliation between the tax expense and the product of the accounting profit multiplied by the Bermuda domestic tax rate for the years ended December 31, 2025, 2024 and 2023 is as follows:

	Year ended December 31,
(in thousands of $)	2025	2024	2023
(Loss)/Income before taxes	(24,549)	141,284	87,260

Income tax at 0% (2024: 0%, 2023: 0%)	—	—	—
Tax effect of higher foreign tax rates	1,882	10,631	3,323
Tax expense	1,882	10,631	3,323
Effective tax rate	8%	8%	4%

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. As of December 31, 2025, the Company has deferred tax assets in relation to tax losses carryforwards in certain foreign subsidiaries. Subject to limitations under relevant tax law, the tax losses carryforwards can be used to offset future taxable income of the subsidiaries. Tax losses carryforwards will expire between 2029 and 2030 if not utilized (December 31, 2024: in 2029).

(in thousands of $)	2025	2024
Tax losses carryforwards	12,865	2,647
Gross deferred tax assets	12,865	2,647
Valuation allowance	(12,865)	(2,647)
Deferred tax assets, net of valuation allowance	—	—

The Company establishes a valuation allowance for deferred tax assets when it is more likely than not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near term if our estimates of future taxable income change. During the year ended December 31, 2025, the valuation allowance movement primarily relates to the recognition of tax losses carryforwards of $10.2 million (December 31, 2024: $0.1 million).

The Company does not have any material accrued interest or penalties relating to income taxes for the years ended December 31, 2025, December 31, 2024 and December 31, 2023.

6.    EARNINGS/(LOSS) PER SHARE

The computation of basic earnings/(loss) per share ("EPS") is based on the weighted average number of shares outstanding during the year and the consolidated net income or loss of the Company. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments. In the computation of the diluted EPS, the dilutive impact of the Company’s stock options is calculated using the "treasury stock" guidelines and the "if-converted" method is used for convertible securities.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31,
(in thousands of $)	2025	2024	2023
Basic and diluted earnings/(loss) per share:
Net (loss)/income available to shareholders	(26,431)	130,653	83,937

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Year ended December 31,
(in thousands)	2025	2024	2023
Basic earnings/(loss) per share:
Weighted average number of common shares outstanding*	133,064	129,391	126,249
Diluted earnings/(loss) per share:
Weighted average number of common shares outstanding*	133,064	129,391	126,249
Effect of dilutive share options	—	609	335
Weighted average number of common shares outstanding assuming dilution	133,064	130,000	126,584

	Year ended December 31,
	2025	2024	2023
Basic (loss)/earnings per share:	$(0.20)	$1.01	$0.67
Diluted (loss)/earnings per share:	$(0.20)	$1.01	$0.66

*The weighted average number of common shares outstanding excluded 8,000,000 shares issued as part of a share lending arrangement relating to the Company's issuance of 5.75% senior unsecured convertible bonds in October 2016 and 3,765,842 shares issued as part of a share lending arrangement relating to the Company's issuance of 4.875% senior unsecured convertible bonds in April and May 2018. The Company entered into a general share lending agreement with another counterparty and after the maturity of the bonds, 8,000,000 and 3,765,142 shares, respectively, from each issuance under the two initial share lending arrangements described above were transferred into such counterparty's custody. During the year ended December 31, 2024, the Company cancelled the remaining 700 shares, which were previously held by the Company’s transfer agent. Accordingly, the total 11,765,142 of shares which had been issued under these arrangements, are not included in the weighted average number of common shares outstanding as of December 31, 2025 (2024: 11,765,142, 2023: 11,765,842 ).

The weighted average number of common shares outstanding also excludes 2,347,752 shares repurchased by the Company under its Share Repurchase Program and held as treasury stock as of December 31, 2025. (See also Note 22: Share Capital, Additional Paid-In Capital and Contributed Surplus).

In the year ended December 31, 2025, basic and diluted net loss per share were the same because the effect of all potentially dilutive securities was antidilutive. The effect of share options were excluded from the diluted earnings per share calculation for this period as their inclusion would have been antidilutive. In May 2023, the Company redeemed the full amount outstanding under the 4.875% senior unsecured convertible bonds due 2023. The remaining outstanding principal amount of $84.9 million was fully satisfied in cash. During January and March 2023, the Company purchased bonds with principal amounts totaling $53.0 million from the 4.875% senior unsecured convertible bonds due 2023. As of December 31, 2024, the principal amounts of the repurchased and redeemed bonds were anti-dilutive, assuming if converted, at the start of the period.

7.    OPERATING LEASES

Rental income

The minimum future revenues to be received under the Company's non-cancelable operating leases on its vessels as of December 31, 2025, are as follows:

Year ending December 31,	(in thousands of $)
2026	493,618
2027	385,575
2028	356,461
2029	276,675
2030	118,938
Thereafter	160,791
Total minimum lease revenues	1,792,058

The minimum future revenues above are based on payments receivable from the charterers and do not include contingent rental income. Revenues included in income are recognized on a straight-line basis.

Contingent rental income

The Company receives contingent income as part of the agreement for the installation of scrubbers on seven container vessels and one car carrier (December 31, 2024: seven container vessels and one car carrier), which are on time charter contracts, accounted for as operating leases, based on the cost savings achieved by the charterer on fuel arising from using the scrubbers. During the year ended December 31, 2025, the Company recorded an income of $5.0 million in connection with the cost savings agreement (December 31, 2024: $10.3 million, December 31, 2023: $13.2 million).

The cost and accumulated depreciation of owned vessels leased to third parties on non-cancelable operating leases as of December 31, 2025 and 2024 were as follows:

(in thousands of $)	2025	2024
Cost	3,052,674	3,504,570
Accumulated depreciation	(655,367)	(717,919)
Total	2,397,307	2,786,651

8.    REVENUE FROM CONTRACTS WITH CUSTOMERS

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers:

(in thousands of $)	2025	2024
Trade accounts receivable from contracts with customers, net (1)	7,588	31,434
Contract assets, current (2)	9,481	3,183
Contract liabilities, current (2)	—	(353)

(1)Trade accounts receivable from contracts with customers, net, relate to receivables from drilling contracts, voyage charter receivables, demurrage receivables and pool receivables, net of allowance for expected credit losses. The expected credit losses relating to trade accounts receivable from contracts with customers was $0.0 million as of December 31, 2025 (December 31, 2024: $0.1 million). (See also Note 12: Trade Accounts Receivable and Other Current Assets and Note 26: Allowance for Expected Credit Losses).
(2)Contract assets, current, and contract liabilities, current are included in "Prepaid expenses and accrued income" and "Other current liabilities", respectively, in the Consolidated Balance Sheets.

Significant changes in the contract assets and the contract liabilities balances during the year ended December 31, 2025, are as follows:

(in thousands of $)	Contract Assets	Contract Liabilities	Net Contract Balances
Net contract asset/(liability), beginning of the year	3,183	(353)	2,830
Amortization of contract assets and contract liabilities from contracts at the beginning of the year	(3,183)	353	(2,830)
Cash (received)/paid, excluding amounts recognized in the income statement	9,481	—	9,481
Net contract asset/(liability), at the end of the year	9,481	—	9,481

Contract assets and liabilities as of December 31, 2025 are expected to be realized within the next 12 months. Contract assets consists of accrued income in relation to voyage charters, pool contracts and drilling contracts including demobilization revenue. Contract liabilities consists of deferred voyage revenues and mobilization revenue for both wholly and partially unsatisfied performance obligations, which have been estimated for purposes of allocating across the entire corresponding performance obligations.

Significant changes in the contract assets and the contract liabilities balances during the year ended December 31, 2024, are as follows:

(in thousands of $)	Contract Assets	Contract Liabilities	Net Contract Balances
Net contract asset/(liability), beginning of the year	3,938	(5,320)	(1,382)
Amortization of contract assets and contract liabilities from contracts at the beginning of the year	(3,938)	5,320	1,382
Cash (received)/paid, excluding amounts recognized in the income statement	3,183	(353)	2,830
Net contract asset/(liability), at the end of the year	3,183	(353)	2,830

9.    GAIN/(LOSS) ON SALE OF ASSETS AND SETTLEMENT OF CHARTERS

The Company has recorded gains/(losses) on sale of assets and settlement of charters as follows:

(in thousands of $)		Year ended December 31,
		2025		2024		2023
		Net Proceeds/ (Payments)	Gain/(Loss)	Net Proceeds/ (Payments)	Gain/(Loss)	Net Proceeds/ (Payments)	Gain/(Loss)
Disposal of investments in leaseback assets
Landbridge Wisdom		—	—	—	—	51,989	2,194

Disposal of investments in sales-type leases
MSC Margarita		—	—	5,991	(9)	—	—
MSC Vidhi		—	—	5,992	(8)	—	—
Seven 4,100 TEU container vessels	1	31,150	—	—	—	—	—

Disposal of vessels
Glorycrown		—	—	—	—	43,740	10,056
Everbright		—	—	—	—	41,113	6,390
SFL Elbe		—	—	—	—	9,885	43
SFL Weser		—	—	—	—	9,473	(13)
Green Ace		—	—	10,761	5,391	—	—
Asian Ace		9,449	4,336	—	—	—	—
SFL Yukon		9,974	(98)	—	—	—	—
SFL Sara		10,911	(734)	—	—	—	—
SFL Kate		11,362	(289)	—	—	—	—
SFL Hudson		10,722	812	—	—	—	—
SFL Humber		11,848	(618)	—	—	—	—
Eight Capesize dry bulk vessels	2	114,071	1,121	—	—	—	—
SFL Ottawa		49,087	11,298	—	—	—	—
		258,574	15,828	22,744	5,374	156,200	18,670

Settlement of charters
SFL Albany	3	(11,500)	(11,500)	—	—	—	—
SFL Fraser	3	(11,500)	(11,500)	—	—	—	—
		(23,000)	(23,000)	—	—	—	—

Total		235,574	(7,172)	22,744	5,374	156,200	18,670

1.The seven 4,100 TEU container vessels were delivered to MSC following execution of the applicable purchase obligations at the end of the vessels' bareboat charter contracts.

2.The eight dry bulk carriers were delivered to Golden Ocean Group Limited ("Golden Ocean") in July 2025 following the exercise of the applicable purchase options in the vessels' charter contracts.

3.The 2020 built Suezmax tankers, SFL Albany and SFL Fraser, had charters that included flexible sales clauses including a profit share of disposal proceeds to the charterer. In December 2025, the charterer indicated its intention to trigger the flexible sales clauses and the Company agreed to release the charters against a compensation payment of $11.5 million per vessel.

10.    OTHER FINANCIAL ITEMS, NET

Other financial items comprise the following items:

	Year ended December 31,
(in thousands of $)	2025	2024	2023
Net payments on non-designated derivatives relating to interest rate swaps	3,180	5,311	5,270
Net payments on non-designated derivatives relating to cross currency swaps	(12)	314	(3)
Net settlement on non-designated derivatives relating to commodity swaps	—	(640)	—
Total net cash movement on non-designated derivatives and swap settlements	3,168	4,985	5,267
Net (decrease)/increase in mark-to-market valuation of non-designated derivatives relating to interest rate swaps	(4,873)	102	(2,926)
Net (decrease)/increase in mark-to-market valuation of non-designated derivatives relating to cross currency swaps	(72)	(5,411)	(5,012)
Net (decrease)/increase in mark-to-market valuation of non-designated derivatives relating to commodity swaps	—	437	(437)
Net (decrease)/increase in mark-to-market valuation of non-designated derivatives relating to combined cross currency and interest rate swaps	299	165	—
Total net movement in fair value of non-designated derivatives	(4,646)	(4,707)	(8,375)
Credit loss provision	464	(409)	458
Loss on purchase of bonds and debt extinguishment	(144)	(1,317)	(540)
Dividend income	539	645	1,246
Other items	2,811	2,646	1,458
Total other financial items, net	2,192	1,843	(486)

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

The above net movement in the valuation of non-designated derivatives in the year ended December 31, 2025, includes a net decrease of $0.1 million (December 31, 2024: increase of $1.7 million; December 31, 2023: decrease of $4.6 million) reclassified from "Other comprehensive income", as a result of certain swaps relating to loan facilities no longer being designated as cash flow hedges.

During the year ended December 31, 2025, the Company recorded a decrease in the credit loss provision of $0.5 million (December 31, 2024: increase of $0.4 million, December 31, 2023: decrease of $0.5 million). (See Note 26: Allowance for Expected Credit Losses).

Other items include foreign currency translation gains and losses, bank charges, fees relating to loan facilities and other financial items.

11.    INVESTMENTS IN EQUITY SECURITIES

	2025	2024
Balance at start of the year	3,736	5,104
Unrealized loss*	(39)	(854)
Foreign currency translation gain/(loss)	449	(514)
Balance at the end of year	4,146	3,736

*Balances included in "Loss on investments in debt and equity securities" in the Consolidated Statements of Operations.

NorAm Drilling Company AS ("NorAm Drilling")

As of December 31, 2025 the Company held 1.3 million shares (December 31, 2024: 1.3 million) in NorAm Drilling which are traded on the Euronext Growth in Oslo. The Company recognized a mark to market loss of $0.0 million (December 31, 2024: loss of $0.9 million, December 31, 2023: loss of $1.9 million) in the Statement of Operations in the year ended December 31, 2025, together with a foreign exchange gain of $0.4 million (December 31, 2024: loss of $0.5 million, December 31, 2023: loss of $0.3 million) in Other Financial Items in the Statement of Operations. (See also Note 24: Related Party Transactions).

12.    TRADE ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

(in thousands of $)	2025	2024
Trade accounts receivable
Trade receivables from charterers	11,571	36,821
Total trade accounts receivable	11,571	36,821

Other current assets
Amounts due from vessel and rig managers	14,501	25,374
Reimbursable amounts due from charterers	1,679	15,899
Collateral deposits on swap agreements	—	4,990
Taxes receivable	4,540	4,817
EU ETS allowances held or receivable	23,023	9,259
Other	9,500	5,671
Total other current assets	53,243	66,010

Trade accounts receivable

Trade accounts receivable are presented net of the allowances for doubtful debts and expected credit losses. The allowance for expected credit losses relating to trade accounts receivable was $0.0 million as of December 31, 2025 (December 31, 2024: $0.1 million). As of December 31, 2025, the Company has no reason to believe that any remaining amount included in trade accounts receivable will not be recovered through due process or negotiation. (See also Note 26: Allowance for Expected Credit Losses).

Other current assets

Other current assets, include amounts due from vessel and rig managers, reimbursable amounts due from customers, and claims receivable, which are presented net of the allowance for expected credit losses. The allowance for expected credit losses relating to other current assets was $0.8 million as of December 31, 2025 (December 31, 2024: $1.2 million). (See also Note 26: Allowance for Expected Credit Losses).

Collateral deposits exist on our interest rate and cross currency swaps. Further amounts may be called upon during the term of the swaps if interest rates or currency rates move adversely.

In accordance with its charter agreements, the Company receives EUAs from charterers when a vessel is directed to perform an EU-regulated voyage. As of December 31, 2025, the Company held $7.3 million (December 31, 2024: $0.8 million) of EU ETS allowances.

13.    VESSELS, RIGS AND EQUIPMENT, NET

Movements in the years ended December 31, 2024 and December 31, 2025 summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Vessels, Rigs and Equipment, net
Balance as of December 31, 2023	3,454,193	(799,460)	2,654,733
Vessel additions	518,820	—	518,820
Capital improvements	49,842	—	49,842
Reclassification from 'Vessels under finance lease, net'	542,262	—	542,262
Depreciation	—	(207,989)	(207,989)
Vessel disposals	(37,496)	32,126	(5,370)
Balance as of December 31, 2024	4,527,621	(975,323)	3,552,298
Capital improvements	51,664	—	51,664
Depreciation	—	(234,998)	(234,998)
Vessel disposals	(431,482)	219,244	(212,238)
Impairment loss	(144,030)	109,937	(34,093)
Balance as of December 31, 2025	4,003,773	(881,140)	3,122,633

Capital improvements of $51.7 million relate to capital upgrades performed on 14 container vessels, one car carrier, one chemical tanker, four Suezmax tankers and two drilling rigs, net of insurance recoveries (December 31, 2024: $49.8 million in relation to capital upgrades and Special Periodic Survey “SPS” on two drilling rigs and one container vessel). Some of the capital upgrades and SPS costs are capitalized as separate components of the assets, and are depreciated over a shorter useful economic life which ranges between three years and 10 years for upgrades and five years for SPS costs.

During the year ended December 31, 2025, the Company sold one container vessel, 13 dry bulk vessels and one Suezmax tanker. (See also Note 9: Gain/(Loss) on Sale of Assets and Settlement of Charters).

During the year ended December 31, 2025, the Company recorded an impairment loss of $34.1 million on seven dry bulk carriers based on the estimated fair value of the vessels using a market approach, based on third-party broker valuations. The impairment charge on the dry bulk vessels arose in the first quarter of 2025 and was primarily triggered due to updated expectations on the timing of potential disposal of the vessels, future estimated cash flows based on current market conditions and outlook, and amounts of disposal proceeds expected to be received. The increasing estimated future costs stemming from U.S. and international trade policies, including tariffs and port fees, have negatively impacted estimated future earnings and values of the vessels.

14.    CAPITAL IMPROVEMENTS IN PROGRESS AND NEWBUILDINGS

(in thousands of $)	2025	2024
Capital improvements in progress	26,138	15,758
Newbuildings	154,936	146,496
	181,074	162,254

Capital improvements in progress of $26.1 million comprises of advances paid and costs incurred in respect of upgrades on two rigs, one chemical tanker and three container vessels (December 31, 2024: SPS and upgrades on two rigs and four container vessels). This is recorded in "Capital improvements in progress and newbuildings" until such time as the equipment is installed on a vessel or rig, at which point it is transferred to "Vessels, rigs and equipment, net".

The carrying value of newbuildings represents the accumulated costs which the Company has paid in purchase installments and other capital expenditures in relation to newbuilding contracts for five (December 31, 2024: five) dual-fuel 16,800 TEU container vessels, under construction, together with capitalized loan interest. The vessels are expected to be delivered in 2028 and will immediately commence a 10-year time charter to a leading liner company.

During the year ended December 31, 2024, the construction of two dual-fuel 7,000 CEU newbuilding car carriers was completed and the total cost of construction was recognized in "Vessels, Rigs and Equipment, net."

Interest capitalized in the cost of newbuildings amounted to $8.4 million in the year ended December 31, 2025 (December 31, 2024: $2.9 million, December 31, 2023: $5.5 million).

15.    VESSELS UNDER FINANCE LEASE, NET

The Company previously had seven vessels accounted for as vessels under finance lease. The vessels were leased back for an original term ranging from six to 11 years, with options to purchase each vessel after six years. During the year ended December 31, 2024, the Company exercised the purchase options to buy back all seven vessels which were accounted for as vessels under finance lease and their carrying value of $542.3 million was reclassified to "Vessels, Rigs and Equipment, net".

Total depreciation expense for vessels under finance lease amounted to $31.2 million for the year ended December 31, 2024 and is included in depreciation in the consolidated statements of operations. (December 31, 2023: $41.3 million).

16.    INVESTMENTS IN SALES-TYPE LEASES AND LEASEBACK ASSETS

The Company records new and modified leases in accordance with ASC 842. The Company elected the practical expedient to not reassess existing leases. See also Accounting policies within Note 2.

(in thousands of $)	2025	2024
Investments in sales-type leases	—	35,135
Total	—	35,135

Investments in sales-type leases

As of December 31, 2024, the Company had seven container vessels accounted for as sales-type leases, which were chartered on long-term bareboat charters to MSC Mediterranean Shipping Company S.A. ("MSC"). The terms of the charters for the seven container vessels provided the charterer with a fixed price purchase obligation at the expiry of each of the charters. During the year ended December 31, 2025, the Company sold and delivered the seven container vessels to MSC following the end of the vessels' bareboat charter contracts.

Investments in leaseback assets

When a sale and leaseback transaction does not qualify for sale accounting, the Company does not recognize the transferred vessels and instead accounts for the purchase as a leaseback asset. The Company has no remaining leaseback assets following the disposal of the Landbridge Wisdom in August 2023. (See also Note 9: Gain/(Loss) on Sale of Assets and Settlement of Charters).

Interest income earned on investments in sales-type leases and leaseback assets in the year ended December 31, 2025 was as follows:

(in thousands of $)	2025	2024	2023
Investments in sales-type leases	951	2,439	3,894
Investments in leaseback assets	—	—	2,298
Total	951	2,439	6,192

17.    INVESTMENT IN ASSOCIATED COMPANIES

River Box holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. The remaining 50.1% of the shares of River Box are held by a subsidiary of Hemen Holding Limited (“Hemen”), the Company's largest shareholder and a related party.

Relevant financial information of the Company's equity method investee is as follows:

River Box	2025	2024
Share ownership %	49.90%	49.90%
Investment in associated companies (in thousands of $)	15,832	16,382

River Box non-current liabilities as of December 31, 2025 include $45.0 million due to SFL (December 31, 2024: $45.0 million) (See Note 24: Related Party Transactions).

River Box	Year ended December 31,
(in thousands of $)	2025	2024	2023
Equity in earnings of associated companies	2,366	2,798	2,848

Net income of River Box for the year ended December 31, 2025 includes $4.6 million of interest expense related to amounts payable to SFL (2024: $4.6 million, 2023: $4.6 million) (See Note 24: Related Party Transactions).

The allowance for expected credit losses recorded by River Box was $0.3 million for the year ended December 31, 2025 (2024: $0.2 million).

During the year ended December 31, 2025, River Box paid a dividend of $2.9 million to the Company (2024: $2.9 million, 2023: $2.9 million).

18.    ACCRUED EXPENSES

(in thousands of $)	2025	2024
Vessel and rig operating expenses	34,939	32,351
Administrative expenses	1,105	1,740
Accrued income taxes	2,725	3,675
Interest expense	13,125	13,663
	51,894	51,429

19.    OTHER CURRENT LIABILITIES

(in thousands of $)	2025	2024
Deferred and prepaid charter revenue	15,539	23,671
EU ETS allowances payable	22,654	10,063
Other items	5,644	3,164
	43,837	36,898

As of December 31, 2025, the Company recorded $22.7 million as EU ETS allowances payable in respect of 2025 emissions due to be surrendered to the EU authorities in September 2026 (December 31, 2024: $10.1 million).

20.    SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	2025	2024
Long-term debt facilities:
7.25% senior unsecured sustainability-linked bonds due 2026	150,000	150,000
U.S. dollar denominated fixed rate debt due 2026	145,875	147,375
8.875% senior unsecured sustainability-linked bonds due 2027	150,000	150,000
8.25% senior unsecured sustainability-linked bonds due 2028	147,600	145,200
NOK750 million senior unsecured floating rate bonds due 2029	74,327	63,592
7.75% senior unsecured sustainability-linked bonds due 2030	144,400	—
Lease debt financing due through 2033	686,389	702,164
U.S. dollar denominated floating rate debt due through 2030	1,085,540	1,503,909
Total debt principal	2,584,131	2,862,240
Less: unamortized debt issuance costs	(17,655)	(22,778)
Less: current portion of long-term debt facilities	(605,943)	(689,045)
Total long-term debt	1,960,533	2,150,417

The outstanding debt as of December 31, 2025, is repayable as follows:

Year ending December 31, 2025	(in thousands of $)
2026	605,943
2027	487,493
2028	415,265
2029	631,905
2030	287,625
Thereafter	155,900
Total debt principal	2,584,131

Interest rate information

	December 31, 2025	December 31, 2024
Weighted average interest rate on floating rate debt*	5.25%	5.96%
Weighted average interest rate on lease debt financing	5.02%	5.06%
Weighted average interest rate on fixed rate debt	8.27%	8.40%
Secured Overnight Financing Rate ("SOFR"), closing rate	3.87%	4.49%
Effective Federal Funds Rate ("EFFR"), closing rate	3.64%	4.33%
Norwegian Interbank Offered Rate ("NIBOR")	4.07%	4.68%

*The weighted average interest rate is for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) which takes into consideration the effect of related interest rate and cross currency swaps.

A significant portion of the Company's outstanding debt are coming due within one year of this report for which the Company has initiated discussions and negotiations with financial institutions regarding the refinancing of credit facilities maturing in 2026 and early 2027. Given the Company's extensive history and successful track record in obtaining financing and refinancing, the Company believes that it will be able to secure the required refinancing of all such facilities prior to maturity.

Fixed Rate Debt and NOK Bonds

7.25% senior unsecured sustainability-linked bonds due 2026
On May 12, 2021, the Company issued a senior unsecured sustainability-linked bond totaling $150 million in the Nordic credit market. The bonds bear quarterly interest at a fixed rate of 7.25% per annum and are redeemable in full on May 12, 2026. The net amount outstanding as of December 31, 2025 was $150 million (December 31, 2024: $150 million).

8.875% senior unsecured sustainability-linked bonds due 2027
In February 2023, the Company issued a senior unsecured sustainability-linked bond totaling $150.0 million in the Nordic credit market. The bond was issued at a price of 99.58%. The difference between the face value and market value of the bond of $0.6 million will be amortized as an interest expense over the life of the bond. The bonds bear quarterly interest at a fixed rate of 8.875% of the nominal value per annum and are redeemable in full on February 1, 2027. The net amount outstanding as of December 31, 2025, was $150.0 million (December 31, 2024: $150.0 million).

$150 million senior secured term loan facility
In April 2023, a wholly-owned subsidiary of the Company entered into a bilateral $150 million senior secured term loan facility, secured against a jack-up drilling rig. The Company has provided a full corporate guarantee for this facility, which bears interest at a fixed rate and has a term of approximately three years. The net amount outstanding as of December 31, 2025, was $145.9 million (December 31, 2024: $147.4 million). In March 2026, the Company repaid this facility in full.

8.25% senior unsecured sustainability-linked bonds due 2028
In April 2024, the Company issued a senior unsecured sustainability-linked bond (the “Sustainability-Linked Bond”) totaling $150.0 million in the Nordic credit market. The bonds bear quarterly interest at a fixed rate of 8.25% per annum and are redeemable in full on April 19, 2028. The Company aims to reduce carbon emissions which is measured by improving its annual year on year Annual Efficiency Rating, based on fleet average, by a minimum of 2% by 2026. During the year ended December 31, 2025, the Company resold Sustainability-Linked Bonds with principal amounts of $2.4 million which had previously been repurchased. The net amount outstanding as of December 31, 2025, was $147.6 million (December 31, 2024: $145.2 million).

NOK750 million senior unsecured floating rate bonds due 2029
In September 2024, the Company issued a senior unsecured floating rate bond totaling NOK750 million in the Nordic high yield bond market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on September 25, 2029. During the year ended December 31, 2025, the Company resold bonds with principal amounts totaling NOK26 million equivalent to $2.5 million. The net amount outstanding as of December 31, 2025, was NOK750 million, which was equivalent to $74.3 million (December 31, 2024: NOK724.0 million, equivalent to $63.6 million). Additionally, the total net notional principal amount subject to cross currency swap agreements in respect of these bonds as of December 31, 2025, was NOK750 million (December 31, 2024: NOK750 million).

7.75% senior unsecured sustainability-linked bonds due 2030
In January 2025, the Company issued a senior unsecured sustainability-linked bond totaling $150.0 million in the Nordic credit market. The bond was issued at a price of 99.5%. The bonds bear quarterly interest at a fixed rate of 7.75% per annum and are redeemable in full on January 29, 2030. The Company aims to reduce carbon emissions which is measured by improving its annual year on year Annual Efficiency Rating, based on fleet average, by a minimum of 2% by 2026. From 2027 to 2029, further reductions will be targeted in line with higher minimum standards set by the International Maritime Organization. During the year ended December 31, 2025, the Company repurchased $11.2 million and resold $5.6 million of its senior unsecured sustainability-linked bonds due 2030. The net amount outstanding as of December 31, 2025, was $144.4 million (December 31, 2024: $0.0 million).

U.S. dollar floating rate debt

The following table presents information on U.S. dollar floating rate debt facilities outstanding as of December 31, 2025 and December 31, 2024. The facilities bear interest at SOFR plus a margin, except the $60.0 million loan facility, which bears interest at EFFR plus a margin.

U.S. dollar floating rate debt	Corporate guarantee	Draw-down date	No. of subsidiaries †	Approx. term	Balance outstanding as of ($'millions),
					December 31, 2025	December 31, 2024

45 million secured term loan and revolving credit facility*	Full	2014	7	11	—	27.5
35 million term loan facility*	Part	2021	1	7	26.8	28.8
107.3 million term loan facility*	Part	2021	3	5	83.1	89.4
100 million term loan facility*	Part	2022	4	5	62.1	72.3
23 million term loan facility*	Full	2022	2	3	—	12.7
115 million term loan facility*	Part	2022	8	3	—	70.0
144.6 million term loan facility*	Full	2023	4	6	93.9	126.7
150 million senior secured term loan facility**	Full	2023	1	3	—	134.0
8.4 million senior unsecured term loan facility	—	2023	N/A	3	—	8.4
60 million loan facility***	Part	2024	1	N/A	—	15.0
79.8 million term loan facility*	Part	2024	2	5	74.5	78.7
163.8 million term loan facility*	Part	2024	3	5	154.2	162.4
150 million term loan facility*	Part	2024	3	6	125.9	145.2
226 million term loan facility**	Full	2024	7	5	186.5	218.1
235 million term loan facility*	Full	2024	4	5	203.2	233.1
81.6 million term loan facility*	Full	2024	2	2	75.3	81.6
Total					1,085.5	1,503.9
† Number of wholly-owned subsidiaries which entered into the facility.
* These facilities are secured against the vessels owned by the subsidiaries that entered into the facility agreements. In addition, the facilities contain a minimum value covenant and covenants that require the Company to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.
** These facilities are secured against the pre-delivery contracts, vessels or rigs owned by the subsidiaries that entered into the facility agreements. In addition, the facilities contain covenants that require the Company to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.
*** One of the Company's wholly-owned subsidiaries is party to a general share lending agreement and as of December 31, 2025, 11.8 million of the Company’s shares were on loan and in the custody of the borrowing bank. This facility provides up to $60.0 million cash collateral to the Company, callable at any time, subject to a 50% loan to value ratio based on the market value of the pledged shares. The facility is repayable on demand, by either party to the agreement.

Lease Debt Financing

Wholly-owned subsidiaries of the Company have entered into sale and leaseback transactions for the vessels that they own, through Japanese operating lease with call option financing structures. The vessels have been sold and leased back, with options to repurchase the vessels. These transactions did not qualify as sales under the U.S. GAAP sale and leaseback guidance and have thus been recorded as financing arrangements. The following table presents information on lease debt financing facilities outstanding as of December 31, 2025 and December 31, 2024.

Lease Debt Financing*	Price of vessel sold and leased back ($' millions)	Lease start date	Approx. length of lease in years	First repurchase option	Balance outstanding as of ($'millions),
					December 31, 2025	December 31, 2024

$65 million lease debt financing	65.0	2021	6	2026	34.3	43.8
$65 million lease debt financing	65.0	2021	6	2026	34.7	44.1
$23.5 million lease debt financing	23.5	2022	3	2025	—	11.8
$25.3 million lease debt financing	25.3	2022	3	2025	—	13.4
$120 million lease debt financing	120.0	2022	8	2029	86.9	97.9
$120 million lease debt financing	120.0	2022	8	2029	88.4	99.4
$45 million lease debt financing	45.0	2023	5	2028	31.3	36.7
$38.5 million lease debt financing	38.5	2023	9	2028	32.0	34.7
$72.2 million lease debt financing	72.2	2023	12	2033	63.9	67.7
$72.2 million lease debt financing	72.2	2023	12	2033	64.8	68.5
$77.5 million lease debt financing	77.5	2024	12	2033	69.8	73.9
$77.5 million lease debt financing	77.5	2024	12	2033	70.8	74.7
$37 million lease debt financing	37.0	2024	8	2028	32.6	35.6
$43 million lease debt financing	43.0	2025	5	2027	40.0	—
$40.5 million lease debt financing	40.5	2025	4	2027	36.9	—
Total					686.4	702.2
Floating rate portion of lease debt					321.5	315.6
Fixed rate portion of lease debt					364.9	386.6
Total					686.4	702.2

* Certain of the Company's lease debt financing arrangements include both a fixed interest rate component and a floating component based on SOFR, plus an applicable margin.

The aggregate book value of assets pledged as security against borrowings as of December 31, 2025, was $2.8 billion (December 31, 2024: $3.5 billion).

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of December 31, 2025, the Company is in compliance with all of the covenants under its long-term debt facilities.

21.    FINANCE LEASE LIABILITY

In 2018, the Company acquired seven container vessels, which were subsequently refinanced with an Asian based financial institution by entering into separate sale and leaseback financing arrangements. These transactions were accounted for as vessels under finance leases. (Refer to Note 15: Vessels under Finance Lease, Net).

During the year ended December 31, 2024, the Company exercised purchase options and took redelivery of the seven vessels with associated finance lease liabilities. Term loan facility agreements were signed to refinance the lease liabilities for all vessels.

Interest incurred on the finance lease liability in the year ended December 31, 2024 was $14.5 million (December 31, 2023: $21.1 million).

22    SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	2025	2024
300,000,000 common shares of $0.01 par value each (December 31, 2024: 300,000,000 common shares of $0.01 par value each)	3,000	3,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	2025	2024
146,910,679 common shares of $0.01 par value each (December 31, 2024: 146,803,619 common shares of $0.01 par value each)	1,469	1,468

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

In December 2021, the Company entered into a general share lending agreement with a counterparty and 8,000,000 of the Company's shares were transferred into their custody. It was determined that the transaction qualified for equity classification, and as of the date of inception and as of December 31, 2025 the fair value was determined to be nil (December 31, 2024: nil).

Issuance of shares

During the year ended December 31, 2025, the Company issued a total of 107,060 (December 31, 2024: 242,146) new shares after 400,000 (December 31, 2024: 510,000) share options were exercised. (See also Note 23: Share Option Plan).

During the year ended December 31, 2024, the Company issued a total of 8,000,000 common shares at a public offering price of $12.50 per share in connection with an underwritten U.S. public offering.

On November 21, 2025, the Board of Directors authorized a renewal of the Company's dividend reinvestment plan (“DRIP”), to register the sale of up to 10,000,000 common shares pursuant to the DRIP, to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned, or other cash amounts, in the Company’s common shares on a regular or one time basis, or otherwise. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, the Company may grant additional share sales to investors, from time to time, up to the amount registered under the plan. The DRIP will expire in April 2026 upon the automatic expiration of the underlying registration statement. The Company intends to file a prospectus supplement under a new shelf registration statement on Form F-3ASR in order to renew and continue the DRIP.

In May 2020, the Company entered into an equity distribution agreement with BTIG LLC (“BTIG”), as amended and restated in April 2022, under which the Company may, from time to time, offer and sell new common shares having aggregate sales proceeds of up to $100.0 million through an at-the-market program (the “ATM Program”). The ATM Program will expire in April 2026 upon the automatic expiration of the underlying registration statement. The Company intends to enter into an amended and restated equity distribution agreement with BTIG and file a prospectus supplement under a new shelf registration statement on Form F-3ASR in order to renew and continue the ATM Program.

No new common shares were issued and sold under the DRIP and ATM Program during the years ended December 31, 2025 and December 31, 2024.

Repurchase of shares

On May 8, 2023, the Board of Directors authorized the repurchase of up to an aggregate of $100 million of the Company’s common shares (“Share Repurchase Program”). The authorization was reconfirmed during the year ended December 31, 2025 and is valid until June 2026. During the year ended December 31, 2025, the Company repurchased a total of 1,252,657 shares, at an average price of $7.98 per share, with principal amounts totaling $10.0 million. There were no shares repurchased by the Company under its Share Repurchase Program during the year ended December 31, 2024.

As of December 31, 2025, 2,347,752 (December 31, 2024: 1,095,095) shares were repurchased by the Company under its Share Repurchase Program, at an average price of $8.58 (December 31, 2024: $9.27) per share, with principal amounts totaling $20.2 million (December 31, 2024: $10.2 million), and held as treasury stock. The Company has $79.8 million remaining under the authorized Share Repurchase Program as of December 31, 2025 (December 31, 2024: $89.8 million). The specific timing and amounts of the repurchases will be in the sole discretion of the Company and may vary based on market conditions and other factors. The Company is not obligated under the terms of the program to repurchase any of its common shares.

During the year ended December 31, 2025, $125.1 million in dividends were paid from contributed surplus (December 31, 2024: $6.9 million).

23.    SHARE OPTION PLAN

In November 2006, the Board of Directors approved the Company's Share Option Scheme (the "Option Scheme"). The Option Scheme will expire in November 2034, following the renewal in November 2024. The terms and conditions remain unchanged from those originally adopted in November 2006 and permits the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid-in capital. As of December 31, 2025 additional paid-in capital was credited with $1.3 million relating to the fair value of options granted in February 2022, February 2023, February 2024 and March 2025.

In March 2025, the Company awarded a total of 465,000 options to officers, employees and directors, pursuant to the Company's Share Option Scheme. The options have a five-year term and a three-year vesting period and the first options will be exercisable from March 2026 onwards. The initial strike price was $8.39 per share.

The following summarizes share option transactions related to the Option Scheme in 2025, 2024 and 2023:

	2025		2024		2023
	Options	Weighted average exercise price $	Options	Weighted average exercise price $	Options	Weighted average exercise price $
Options outstanding at beginning of year	2,085,000	7.80	2,155,000	7.91	1,783,000	8.55
Granted	465,000	8.39	440,000	12.02	440,000	10.34
Exercised	(400,000)	8.08	(510,000)	7.35	—	—
Expired	—	—	—	—	(68,000)	9.47
Options outstanding at end of year	2,150,000	6.96	2,085,000	7.80	2,155,000	7.91

Exercisable at end of year	1,245,000	5.92	1,206,667	6.76	1,265,000	7.83

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

The fair values of options granted are estimated on the date of the grant, using the Black-Scholes-Merton option valuation model. The fair values are then expensed over the periods in which the options vest. The weighted average fair value of options granted in 2025 was $2.27 per share as of grant date (2024: $3.86; 2023: $3.93). The weighted average assumptions used to calculate the fair values of the new options granted in 2025 were (a) risk free interest rate of 3.98% (2024: 4.44%; 2023: 4.32%); (b) expected share price volatility of 28.9% (2024: 35.6%; 2023: 45.5%); (c) expected dividend yield of 0% (2024: 0%; 2023: 0%) and (d) expected life of options 3.5 years (2024: 3.5 years; 2023: 3.5 years).

During the year ended December 31, 2025, 400,000 share options were exercised. The Company issued a total of 107,060 new shares in full satisfaction of the options exercised which had a total intrinsic value of $0.5 million on the day of exercise. Of the total shares issued, 85,000 shares were issued in exchange for a cash consideration of $0.4 million. The weighted average exercise price of the options exercised was $8.08 per share. The total intrinsic value of 510,000 options exercised in 2024 was $3.0 million on the day of exercise, and the Company issued a total of 242,146 new shares in full satisfaction of the options exercised. Of the total shares issued, 35,000 shares were issued in exchange for cash consideration of $0.3 million. There were no options exercised in 2023.

As of December 31, 2025, there are 1,245,000 options fully vested but not exercised (December 31, 2024: 1,206,667 options; December 31, 2023: 1,265,000 options) and their intrinsic value amounted to $2.4 million (December 31, 2024: $4.2 million; December 31, 2023: $4.4 million). The weighted average remaining term of the vested exercisable options is 1.3 years as of December 31, 2025.

As of December 31, 2025, the unrecognized compensation costs relating to non-vested options granted under the Option Scheme was $0.9 million (December 31, 2024: $1.1 million; December 31, 2023: $1.1 million) and their intrinsic value amounted to $0.0 million (December 31, 2024: $0.9 million; December 31, 2023: $2.9 million). This cost will be recognized over the remaining vesting periods, which have a weighted average term of 0.8 years (December 31, 2024: 0.8 years; December 31, 2023: 0.8 years).

During the year ended December 31, 2025, the Company recognized a net expense of $1.3 million in compensation cost relating to the stock options (December 31, 2024: $1.7 million; December 31, 2023: $1.6 million).

24.    RELATED PARTY TRANSACTIONS

The Company has had transactions with the following related parties, being companies in which our principal shareholder Hemen Holding and companies associated with Hemen have, or had, a significant direct or indirect interest:

–    Frontline plc (“Frontline”)
–    Golden Ocean (1)
–    Seatankers Management Norway AS and Seatankers Management Co. Ltd. (collectively “Seatankers”)
–    Front Ocean Management AS and Front Ocean Management Ltd. (collectively “Front Ocean”)
–    NorAm Drilling
–    Paratus Management (UK) Ltd (“Paratus”)
–    River Box
–    Sloane Square Capital Holdings Ltd. (“Sloane Square Capital”)
–    Northern Ocean Operations Ltd. (“Northern Ocean”)

(1) On March 4, 2025, CMB.TECH NV (“CMB.TECH”), through its subsidiary CMB.TECH Bermuda Ltd., entered into a share purchase agreement with Hemen to purchase all of Hemen’s 81,363,730 Golden Ocean common shares at a purchase price of $14.49 per common share (the “Share Purchase”). Following the closing of the Share Purchase on March 12, 2025, Hemen ceased to hold any common share of Golden Ocean and is consequently no longer a related party. CMB.TECH is not a related party to the Company.

The Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies.

(in thousands of $)	2025	2024
Amounts due from:
Frontline	3,816	4,252
Golden Ocean	—	237
Seatankers	736	521
Front Ocean	—	18
Northern Ocean	2,120	—
NorAm Drilling	175	109
Paratus	3	2
River Box	110	92
Other related parties	3	3
Allowance for expected credit losses*	(22)	(33)
Total amount due from related parties	6,941	5,201
Loans to related parties - associated companies, long-term
River Box	45,000	45,000
Total loans to related parties - associated companies, long-term	45,000	45,000
Amounts due to:
Frontline	1,096	1,234
Seatankers	105	—
Front Ocean	97	—
Golden Ocean	—	56
Other related parties	5	6
Total amount due to related parties	1,303	1,296

*See Note 26: Allowance for Expected Credit Losses.

Related party leasing and service contracts

In 2025, the Company had eight Capesize dry bulk carriers leased under operating leases to a fully guaranteed subsidiary of Golden Ocean, a company related to Hemen until March 12, 2025. In February 2025, the Company announced that Golden Ocean had exercised its purchase options on the eight dry bulk carriers for net selling proceeds of $114.1 million. The vessels were redelivered to Golden Ocean in July 2025. Until March 12, 2025, the Company received operating lease income of $10.7 million from Golden Ocean (December 31, 2024: $54.6 million). The Company also had profit sharing arrangements with Golden Ocean in relation to these eight dry bulk carriers whereby the Company earned a 33% share of profits earned by the vessels above threshold levels - see table below.

During the year ended December 31, 2025, the Company earned rental revenue of $1.7 million from leasing of equipment from the drilling rig Hercules to Northern Ocean (December 31, 2024: $0.9 million). The equipment was returned to the Company in 2025. In addition, in 2025, the Company entered into a promissory note with Northern Ocean in respect of a credit given by SFL for an amount of $2.1 million. The note bears interest at a rate of 12% per annum and has a term life of one year. During the year ended December 31, 2025, the Company earned interest income of $0.1 million in relation to the promissory note.

A summary of revenues from Golden Ocean and Northern Ocean is as follows:

	Year ended December 31,
(in millions of $)	2025	2024	2023
Golden Ocean:
Operating lease income	10.7	54.6	54.6
Profit share	—	6.4	—
Northern Ocean:
Operating lease rental income	1.7	0.9	—
Interest income	0.1	—	—

The Company pays fees to subsidiaries of Frontline in respect of vessel management fees, technical supervision fees and other items relating to the operation of vessels, as shown in the table below.

The Company also paid a fixed management fee to a subsidiary of Golden Ocean for the provision of management services for the vessels leased to them until their disposal in July 2025. Management fees incurred until March 12, 2025 are included in the table below.

In addition, the Company pays fees to Frontline Management, Seatankers and Front Ocean for the provision of administration and support services. The Company also pays fees to Front Ocean Management AS for the provision of office facilities in Oslo and fees to Frontline Corporate Services Ltd. for the provision of office facilities in London. The Company also provides services to Seatankers, Paratus and NorAm and receives a fee at cost plus margin.

	Year ended December 31,
(in thousands of $)	2025	2024	2023
Frontline:
Vessel Management Fees	2,059	2,199	2,296
Newbuilding Supervision Fees	—	933	1,514
Commissions and Brokerage	—	—	280
Administration Services Fees	22	12	11
Golden Ocean:
Vessel Management Fees	3,976	20,496	20,440
Commissions and Brokerage	34	186	123
Seatankers:
Administration Services Fees	765	166	304
Front Ocean:
Administration Services Fees	552	698	597
Office Facilities and other shared costs:
Seatankers	20	16	(10)
Front Ocean	487	298	310
Frontline	114	150	177
Golden Ocean	23	84	79
NorAm Drilling	(11)	(18)	(13)
Sloane Square Capital	—	1	—

Related party loans – associated companies

As of December 31, 2025, the Company had one (2024: one) loan receivable outstanding with River Box for $45.0 million (2024: $45.0 million). The loan to River Box is a fixed interest rate loan and is repayable in full on November 16, 2033, or earlier if the company sells its assets.

Interest income earned on the loans to associated companies is as follows:

	Year ended December 31,
(in millions of $)	2025	2024	2023
River Box	4.6	4.6	4.6

Related party purchases and sales of vessels

During the year ended December 31, 2024, the Company entered into agreements to acquire three LR2 product tankers under construction from entities related to Hemen, for an aggregate amount of $231.0 million. The vessels were delivered between June and October 2024 and commenced their long-term charters to a third party.

Other related party transactions

As of December 31, 2025, the Company had investment in NorAm Drilling of 1.3 million shares with a fair value of $4.1 million, trading on the Euronext Growth in Oslo. (Refer to Note 11: Investments in Equity Securities).

Dividend income received from shares held in related parties:

	Year ended December 31,
(in thousands of $)	2025	2024	2023
NorAm Drilling	539	645	1,246

For dividends received from associated companies please refer to Note 17: Investment in Associated Companies.

25.    FINANCIAL INSTRUMENTS

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates, exchange rates and commodity prices. The Company has a portfolio of swaps which swap floating rate interest to fixed rate, which fix the Norwegian kroner to U.S. dollar exchange rate applicable to the interest payable and principal repayment on the NOK bonds and which swap floating commodity prices to fixed prices. From a financial perspective these swaps hedge interest rate, exchange rate and fuel price exposure. As of December 31, 2025, the counterparties to such contracts are DNB Bank ASA, Skandinaviska Enskilda Banken AB (publ), Danske Bank A/S, ING Bank N.V and Sumitomo Mitsui Banking Corporation. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered not to be substantial as the counterparties are all banks which have provided the Company with loans.

The following tables present the fair values of the Company's derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	2025	2024
Non-designated derivative instruments -short-term assets:
Interest rate swaps	—	121
Total derivative instruments -short-term assets	—	121
Designated derivative instruments -long-term assets:
Interest rate swaps	—	1,631
Cross currency interest rate swaps	5,741	2,212
Non-designated derivative instruments -long-term assets:
Interest rate swaps	7,887	11,515
Cross currency interest rate swaps	464	165
Total derivative instruments - long-term assets	14,092	15,523

(in thousands of $)	2025	2024
Non-designated derivative instruments -short-term liabilities:
Cross currency swaps	—	14,884
Total derivative instruments - short-term liabilities	—	14,884
Designated derivative instruments -long-term liabilities:
Interest rate swaps	5,022	103
Non-designated derivative instruments -long-term liabilities:
Interest rate swaps	1,124	—
Total derivative instruments - long-term liabilities	6,146	103

Interest rate risk management

The Company manages its debt portfolio with interest rate and currency swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. As of December 31, 2025, the Company and its consolidated subsidiaries had entered into interest rate and currency swap transactions, to achieve fixed interest rates.

The summary below includes all interest rate swap transactions, involving the payment of fixed rates, in exchange for SOFR plus applicable credit adjustment spreads, most of which are hedges against specific loans. The fixed interest rate below includes the impact of credit adjustment spreads.

Notional Principal (in thousands of $)	Trade date	Maturity date	Fixed interest rate
$100,000 (remaining at $100,000)	August 2019	August 2029	1.2% - 1.3%
$81,600 (remaining at $81,600)	November 2024	November 2029	3.9%
$74,473 (reducing to $59,557)	November 2024	August 2029	3.9%
$151,766 (reducing to $63,255)	December 2024	December 2029	3.4% - 3.8%
$50,396 (reducing to $13,564)	December 2024	January 2030	4.1%
$200,000 (remaining at $200,000)	March 2025	December 2032	3.5% - 3.6%
$50,000 (remaining at $50,000)	April 2025	January 2036	3.5%

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
The total net notional principal amount subject to interest swap agreements as of December 31, 2025, was $0.8 billion (December 31, 2024: $0.5 billion).

Foreign currency risk management

The Company is party to currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner, some of which are designated as hedges against the NOK750 million senior unsecured bonds due 2029.

Principal Receivable	Principal Payable		Trade date	Maturity date
NOK750 million	US$69.4	million	September 2024	September 2029

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

Fair Values

The carrying value and estimated fair value of the Company's financial assets and liabilities as of December 31, 2025, and 2024, are as follows:

	2025	2025	2024	2024
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Equity Securities	4,146	4,146	3,736	3,736
7.25% senior unsecured sustainability linked bonds due 2026	150,000	151,500	150,000	150,975
8.875% senior unsecured sustainability linked bonds due 2027	150,000	154,575	150,000	154,737
8.25% senior unsecured sustainability linked bonds due 2028	147,600	152,213	145,200	149,874
NOK750 million senior unsecured floating rate bonds due 2029	74,327	74,327	63,592	63,778
7.75% senior unsecured sustainability linked bonds due 2030	144,400	146,927	—	—
Derivatives:
Interest rate/ currency/ commodity swap contracts – short-term receivables	—	—	121	121
Interest rate/ currency/ commodity swap contracts – long-term receivables	14,092	14,092	15,523	15,523
Interest rate/ currency/ commodity swap contracts – short-term payables	—	—	14,884	14,884
Interest rate/ currency swap/ commodity contracts – long-term payables	6,146	6,146	103	103

The above short-term receivables relating to interest rate/ currency/ commodity swap contracts as of December 31, 2025, include $0.0 million which relates to non-designated swap contracts (December 31, 2024: $0.1 million), with the balance relating to designated hedges. The above long-term receivables relating to interest rate/ currency/ commodity swap contracts as of December 31, 2025, include $8.4 million which relates to non-designated swap contracts (December 31, 2024: $11.7 million), with the balance relating to designated hedges. The above short-term payables relating to interest rate/ currency/ commodity swap contracts as of December 31, 2025, include $0.0 million which relates to non-designated swap contracts (December 31, 2024: $14.9 million), with the balance relating to designated hedges. The above long-term payables relating to interest rate/ currency/ commodity swap contracts as of December 31, 2025, include $1.1 million which relates to non-designated swap contracts (December 31, 2024: $0.0 million), with the balance relating to designated hedges.

Equity securities and all senior unsecured bonds are measured at fair value using Level 1 inputs, while the Company’s derivative instruments are measured using Level 2 inputs. Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the assets or liabilities, which typically are based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

As of December 31, 2025, investment in equity securities consist of NorAm Drilling shares trading on the Euronext Growth in Oslo.

As of December 31, 2025, the estimated fair values for the 7.25% senior unsecured sustainability linked bonds due 2026, the 8.875% senior unsecured sustainability linked bonds due 2027, the 8.25% senior unsecured sustainability linked bonds due 2028, the senior unsecured floating rate NOK bond due 2029 and the 7.75% senior unsecured sustainability linked bonds due 2030 are based on the quoted market prices as of the balance sheet date.

As of December 31, 2025, the fair value of interest rate and currency swap contracts is calculated using established independent valuation techniques applied to contracted cash flows and SOFR/NIBOR interest rates as of the balance sheet date.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that amounts are carried with DNB Bank ASA, Skandinaviska Enskilda Banken AB (publ), Danske Bank A/S, ING Bank N.V, and Sumitomo Mitsui Banking Corporation. However, the Company believes this risk is remote, as these financial institutions are established and reputable establishments with no prior history of default. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk however certain of the Company’s counterparties require the Company to periodically post collateral when the fair value of the financial instruments exceeds or is below specified thresholds. As of December 31, 2025 and 2024, the Company posted cash collateral related to derivative instruments under its collateral security arrangements of $0.0 million and $5.0 million, respectively. The Company also sometimes enter into master netting and offset agreements with such counterparties. As of December 31, 2025, the Company has International Swaps and Derivatives Association (“ISDA”) agreements with its swap counterparties which contain netting provisions.

There is also a concentration of revenue risk with the below customers:

Charterer	Number of Vessels /rigs chartered as of December 31, 2025	% of consolidated operating revenues (Year ended December 31, 2025)	Number of Vessels /rigs chartered as of December 31, 2024	% of consolidated operating revenues (Year ended December 31, 2024)
Maersk A/S (“Maersk”)	15	26%	14	23%
Hapag-Lloyd AG (“Hapag-Lloyd”)	6	15%	6	6%
ConocoPhillips Skandinavia AS ("ConocoPhillips")	1	13%	1	7%

In addition, the Company recognized income from its associated company, River Box. (See Note 17: Investment in Associated Companies). In the year ended December 31, 2025, income from River Box amounted to $6.9 million (December 31, 2024: $7.4 million). In 2024, income from River Box accounted for 6% of the Company's net income. A net loss was incurred for the year ended December 31, 2025.

As discussed in Note 24: Related Party Transactions, the Company, as of December 31, 2025, had one outstanding receivable loan balance granted by the Company to River Box totaling $45.0 million (December 31, 2024: $45.0 million). The loan granted by the Company is considered not impaired as of December 31, 2025 due to the fair value of the vessels owned by River Box exceeding the book values as of December 31, 2025.

26.    ALLOWANCE FOR EXPECTED CREDIT LOSSES

The following table presents the impact of the allowance for expected credit losses on the Company's balance sheet line items for the year ended December 31, 2025.

(in thousands of $)	Trade receivables	Other receivables	Related Party receivables	Investment in sales-type leases and leaseback assets	Other long-term assets	Total
Balance as of December 31, 2023	15	816	24	73	1,880	2,808
Change in allowance recorded in 'other financial items'	68	363	9	(37)	6	409
Balance as of December 31, 2024	83	1,179	33	36	1,886	3,217
Change in allowance recorded in 'other financial items'	(70)	(347)	(11)	(36)	—	(464)
Balance as of December 31, 2025	13	832	22	—	1,886	2,753

The impact of the allowance for expected credit losses on the associates is disclosed in Note 17: Investment in Associated Companies.

27.    COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

(in millions of $)	2025	2024
Vessels, rigs and equipment, net	2,820	3,462
Investments in sales-type leases	—	35
Book value of consolidated assets pledged under mortgages	2,820	3,497

The Company has funded its acquisition of vessels, jack-up rig and ultra-deepwater drilling rig through a combination of equity, short-term debt and long-term debt. Providers of long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired. As of December 31, 2025, the Company had $2.6 billion of outstanding principal indebtedness under various credit facilities (December 31, 2024: $2.9 billion).

Other Contractual Commitments and Contingencies

The Company has arranged insurance for the legal liability risks for its shipping activities with mutual protection and indemnity associations, who are members of the International Group of P&I clubs. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members.

Capital commitments

As of December 31, 2025, the Company had commitments under shipbuilding contracts to construct five newbuilding dual-fuel 16,800 TEU container vessels, totaling to $848.1 million (December 31, 2024: $818.1 million). The vessels are expected to be delivered in 2028 and will immediately commence a 10-year time charter to a leading liner company. (Refer to Note 14: Capital Improvements in Progress and Newbuildings).

As of December 31, 2025, the Company has committed to pay $12.0 million towards the installation of optimization upgrades on three 9,500 TEU container vessels and one chemical tanker, with installations expected to take place in 2026 (December 31, 2024: $20.2 million on four 8,700 TEU container vessels and three 10,600 TEU container vessels).

Also as of December 31, 2025, the Company has committed to pay $12.9 million for capital upgrades on the drilling rig Hercules (December 31, 2024: $13.2 million). The installations are expected to take place in 2026.

There were no other material contractual commitments as of December 31, 2025.

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

There was also a related case concerning certain capital spares delivered by Seadrill to a subsidiary of SFL in connection with the SPS of Hercules in 2023 where the parties disagreed on the actual ownership and compensation of these spares, or the Capital Spares Case. In April 2025, the Company was fully acquitted and awarded legal costs in the Capital Spares Case in which Seadrill had pursued SFL for approximately $8.0 million. Seadrill has also appealed this ruling.

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

The Company has issued performance guarantees in the normal course of business in connection with certain vessel charter and rig arrangements. These guarantees relate to the Company’s obligations under the underlying agreements and may be triggered by claims arising thereunder. The maximum potential amount of future payments under these guarantees is not contractually limited and is dependent upon the nature and extent of claims, if any, under the related agreements. The Company has not recognized any contingent gains or losses arising from these guarantees, as management believes the likelihood of payment is remote.

28.    CONSOLIDATED VARIABLE INTEREST ENTITIES

As of December 31, 2025, the Company's consolidated financial statements included 20 variable interest entities, all of which had been determined that the Company is the primary beneficiary. These variable interest entities are all wholly-owned subsidiaries and own vessels with existing charters during which third parties have fixed price options to purchase the respective vessels, at various dates until July 2030. The vessels owned by these 20 fully consolidated variable interest entities are accounted for as operating lease assets. As of December 31, 2025, the vessels had a total net book value of $974.2 million. The outstanding loan balances in these entities amounted to a total of $645.8 million, of which the short-term portion was $98.8 million as of December 31, 2025.

29.    SUBSEQUENT EVENTS

On February 9, 2026, the Company delivered the 2015-built Suezmax vessel SFL Thelon to its new third-party owner for a gross sales price of $57.1 million. Net proceeds were $48.4 million after the payment of a fee under a pre-agreed profit-sharing arrangement in the time charter agreement.

On February 11, 2026, the Board of Directors declared a dividend of $0.20 per share which the Company will pay in cash on or around March 30, 2026 to shareholders of record as of March 12, 2026.

Also in February 2026, 615,000 options were awarded to employees, officers and directors, pursuant to the Company's Share Option Scheme. The options have a five-year term and a three-year vesting period and the first options are exercisable from February 2027 onwards. The initial strike price was $10.48 per share.

In February 2026, the Company issued 20,000 common shares to an employee upon the exercise of share options. The options were granted in 2023 pursuant to the Company’s incentive program.

In March 2026, the Company entered into a drilling contract in Canada with a large, investment-grade multinational oil and gas company for the harsh environment semi-submersible rig Hercules. The contract has an estimated value of approximately $170 million, a minimum term of approximately 400 days and is expected to commence in the first quarter of 2027.